Form 20-F
period 2001-12-31
VOTORANTIM PULP & PAPER INC
filed 2002-05-21
CIK 1110649

                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM 20-F

 [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
     EXCHANGE ACT OF 1934
                                       OR

 [X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                       OR

 [_] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                         Commission file number 1-15018

                        Votorantim Celulose e Papel S.A.
             (Exact name of Registrant as specified in its charter)

                         Votorantim Pulp and Paper Inc.
                 (Translation of Registrant's name into English)

                          Federative Republic of Brazil
                 (Jurisdiction of incorporation or organization)

                         Alameda Santos, 1357- 6/th/floor
                        01419-908, Sao Paulo, SP, Brazil
                    (Address of principal executive offices)
                              ____________________

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:                                Name of each exchange on which registered:
Preferred Shares, without par value                 New York Stock Exchange*
American Depositary Shares (as evidenced            New York Stock Exchange
     by American Depositary Receipts), each
     representing 500 shares of Preferred Stock

_______________________
* Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.

                              ____________________

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                              ____________________

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                      None
                              ____________________

 The number of outstanding shares of each class of stock of Votorantim Celulose
                     e Papel S.A. as of December 31, 2001.

                      21,140,490,321   Shares of Common Stock
                      16,946,809,232   Shares of Preferred Stock

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           Yes    [X]          No    [_]

     Indicate by check mark which financial statement item the registrant has elected to follow.
                       Item 17    [_]     Item 18    [X]
     Please send copies of notices and communications from the Securities and Exchange Commission to:
                             Richard S. Aldrich, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022

                                TABLE OF CONTENTS

                                                                                        Page
                                                                                        ----
                                         PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS .......................    2
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE .....................................    2
ITEM 3.  KEY INFORMATION .............................................................    2
ITEM 4.  INFORMATION ON VCP ..........................................................   13
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS ................................   38
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ..................................   58
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS ...........................   63
ITEM 8.  FINANCIAL INFORMATION .......................................................   65
ITEM 9.  THE OFFER AND LISTING .......................................................   71
ITEM 10.  ADDITIONAL INFORMATION .....................................................   74
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK .................   86
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES .....................   91


                                        PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES ............................   91
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
          PROCEEDS ...................................................................   91
ITEM 15.  [Reserved] .................................................................   91
ITEM 16.  [Reserved] .................................................................   91


                                        PART III
ITEM 17.  FINANCIAL STATEMENTS .......................................................   91
ITEM 18.  FINANCIAL STATEMENTS .......................................................   91
ITEM 19.  EXHIBITS ...................................................................   92

                                  INTRODUCTION

         All references in this annual report to:

         . "VCP," "we," "our" and "us" are to Votorantim Celulose e Papel S.A. and its consolidated subsidiaries (unless the context otherwise requires);

         . "Votorantim group" are to the group of companies, including VCP, controlled by the Ermirio de Moraes family;

         . the "Brazilian government" are to the federal government of the Federative Republic of Brazil;

          . "real," "reais" or "R$" are to Brazilian reais, the official currency of Brazil;

         . "U.S.$," "dollars" or "U.S. dollars" are to United States dollars;

         . "ton" are to one metric ton (1,000 kilograms). One kilogram equals approximately 2.2 pounds;

         . "ADSs" are to our American Depositary Shares, each representing 500 shares of our non-voting preferred stock; and

         . "CVM" are to the Comissao de Valores Mobiliarios, the Brazilian securities commission.

         As used in this annual report, one hectare equals approximately 2.471 acres and one kilometer equals approximately 0.621 miles. References in this annual report to nominal production capacity or production capacity mean annual projected capacity for which the facility was designed, with the facility operating under optimal conditions, 24 hours a day for 365 days a year and subject to reductions in rates of production for scheduled maintenance only. Actual production capacity will vary depending on operating conditions, the grades of pulp or paper produced and other factors.

         At May 15, 2002, the commercial market rate for purchasing U.S. dollars was R$2.5117 to U.S.$1.00. The commercial selling rate is used in this annual report rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this annual report. See "Item 3A -- Key Information -- Selected Financial Data -- Exchange Rates" for information regarding exchange rates applicable to the Brazilian currency since 1997.

         We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP.

         We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp and paper industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third party information principally from reports published by BRACELPA -- Associacao Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), or Bracelpa. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

                           FORWARD-LOOKING STATEMENTS

         This annual report includes forward-looking statements, principally in "Item 3D -- Key Information -- Risk Factors," "Item 4B -- Information on VCP -- Business Overview," and "Item 5 -- Operating and Financial Review and Prospects." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

         . general economic, political and business conditions, both in Brazil and in our principal export markets;

         . changes in market prices, customer preferences and competitive conditions;

         . management's expectations and estimates concerning future financial performance, financing plans and the effects of competition;

         .     our level of debt;

         . anticipated trends in the pulp and paper industry, including changes in capacity and industry price movements;

         .     capital expenditure plans;

         .     changes in currency exchange rates;

         .     ability to produce and deliver our products on a timely basis;

         . existing and future governmental regulation, including import tax policies; and

         . other risk factors as set forth under "Item 3D -- Key Information -- Risk Factors."

         The forward-looking statements referred to above also include information with respect to our expansion project at the Jacarei plant, known as the Jacarei expansion. In addition to the above risks and uncertainties, the Jacarei expansion involves engineering, construction, regulatory and other significant risks that may:

         .     delay or prevent successful completion of this project;

         .     increase its costs; or

         . result in the facilities not operating in accordance with our expectations.

         The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

         We maintain our books and records in reais and prepare our financial statements in accordance with accounting principles prescribed by Law No. 6,404 of December 15, 1976, as amended, or the Brazilian corporate law. We also prepared consolidated balance sheets at December 31, 2001 and 2000 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the years ended December 31, 2001, 2000 and 1999, all stated in U.S. dollars in accordance with U.S. GAAP. Our U.S. GAAP financial statements are included in this annual report. The selected financial information at and for the years ended December 31, 2001, 2000 and 1999 is derived from our U.S. GAAP financial statements audited by Ernst & Young Auditores Independentes S.C. The selected financial information at and for the years ended December 31, 1998 and 1997 is derived from our U.S. GAAP financial statements.

         Our reporting currency for all periods is the U.S. dollar. Our functional currency prior to 1998 was required to be the U.S. dollar under Statement of Financial Accounting Standards No. 52 -- "Foreign Currency Translation," but, beginning in 1998, we changed our functional currency to the real. We made this change because, in accordance with SFAS No. 52, a company operating in an environment that is not highly inflationary must determine its functional currency based on a number of factors. Beginning in 1998, the Brazilian economy was no longer highly inflationary because the increase in the general price index was measured at less than 100% over the previous three years. Therefore, under SFAS No. 52, we determined our functional currency, typically the currency in which a company generates and expends cash, based upon factors including cash flow, sales price, sales market, expenses, financing, inter-company transactions and management focus, to be the real.

         The following table presents a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements, including the notes thereto, included elsewhere in this annual report.

                                                                     Selected Financial Data
                                            ------------------------------------------------------------------------
                                                                For the Years Ended December 31,
                                            ------------------------------------------------------------------------
                                                2001           2000             1999          1998          1997
                                            ------------   -------------   -------------  ------------- ------------
                                                                   (U.S. dollar in millions)
STATEMENT OF INCOME DATA
Net operating revenue:
Domestic sales ............................ U.S.$   443     U.S.$   537      U.S.$   392   U.S.$   393    U.S.$ 391
Export sales ..............................         211             237              196           207          205
                                            -----------     -----------    -------------   ------------  ----------
Total net sales ...........................         654             774              588           600          596

Operating costs and expenses:
Cost of sales .............................         344             371              322           435          451
Selling, marketing, general and
     administrative .......................          88              91               89           105          102
Other operating expenses (income), net ....           5              (2)               1             3           (4)
                                            -----------     -----------    -------------   ------------  ----------
Total .....................................         437             460              412           543          549
                                            -----------     -----------    -------------   ------------  ----------

Operating profit ..........................         217             314              176            57           47
                                            -----------     -----------    -------------   ------------  ----------
Non-operating income (expenses):
Financial income, net .....................          32              29               13            27           40
Translation (losses) gains ................          --              --               --            --          (36)
Foreign exchange losses, net ..............          (8)            (14)             (69)          (54)          --
Gain on sale of investee ..................          --              --               13            --           --
                                            -----------     -----------    -------------   ------------  ----------
Total .....................................          24              15              (43)          (27)           4
                                            -----------     -----------    -------------   -----------   ----------

Income before income tax, equity income
     (loss) of investees and cumulative
     effect of accounting change ..........         241             329              133            30           51
Income tax expense ........................         (59)            (80)             (35)          (14)         (10)
                                            -----------     -----------    -------------   -----------   ----------

Income before equity income (loss) of
     investees  and cumulative effect of
     accounting change ....................         182             249               98            16           41
Equity income (loss) of investees .........          --              --                1            (1)           1
                                            -----------     -----------    -------------   -----------   ----------

Income before cumulative effect of
     accounting change ....................         182             249               99            15           42

Cumulative effect of accounting change,
     net of tax ...........................          10              --               --            --           --
                                            -----------     -----------    -------------   ------------  ----------
Net income ................................ U.S.$   192     U.S.$   249      U.S.$    99   U.S.$    15    U.S.$  42
                                            ===========     ===========    =============   ============  ==========

Net income applicable to preferred stock .. U.S.$    90     U.S.$   116      U.S.$    45   U.S.$     7    U.S.$  19
Net income applicable to common stock .....         102             133               54             8           23
                                            -----------     -----------    -------------   ------------  ----------

Net income ................................ U.S.$   192     U.S.$   249      U.S.$    99   U.S.$    15    U.S.$  42
                                            ===========     ===========    =============   ============  ==========

Basic earnings per 500 shares (in
     U.S.$):/(1)/
Preferred ................................. U.S.$  2.65     U.S.$  3.45      U.S.$  1.41   U.S.$  0.21    U.S.$0.58
Common ....................................        2.41            3.13             1.28          0.19         0.52

Basic earnings per 1,000 shares (in
     U.S.$):/(1)/
Preferred .................................        5.31            6.89             2.81          0.42         1.15
Common ....................................        4.83            6.27             2.56          0.38         1.04

Weighted average number of shares
     outstanding (in thousands):
Preferred .................................  16,946,809      16,867,058       15,973,367    16,607,199   17,182,207
Common ....................................  21,140,490      21,140,490       21,140,490    21,140,490   21,140,490

Dividends per 1,000 shares (in U.S.$):/(2)/
Preferred ................................. U.S.$  1.02     U.S.$  0.65      U.S.$  0.16   U.S.$  0.24    U.S.$0.49
Common ....................................        0.93            0.59             0.15          0.22         0.49

                                                                              Selected Financial Data
                                                 ---------------------------------------------------------------------------------
                                                                          For the Years Ended December 31,
                                                 ---------------------------------------------------------------------------------
                                                       2001            2000              1999          1998            1997
                                                 -------------- ---------------  ---------------- -------------- -----------------
                                                                               (U.S. dollar in millions)
   BALANCE SHEET DATA
   Cash and cash equivalents ................... U.S.$   172     U.S.$   489       U.S.$   176     U.S.$    279    U.S.$    435
   Held-to-maturity investments/(3)/ ...........         364              17               174              269              45
   Property, plant and equipment, net ..........       1,100             997             1,032            1,496           1,580
   Equity Investees ............................         370              --                --               --              --
   Total assets ................................       2,321           1,790             1,806            2,416           2,401
   Short-term debt/(4)/ ........................          69              74                82               76              78
   Long-term debt, including current portion ...         973             455               601              843             791
   Shareholders' equity ........................       1,107           1,134             1,019            1,373           1,434

                                                 ---------------------------------------------------------------------------------
                                                                          For the Years Ended December 31,
                                                 ---------------------------------------------------------------------------------
                                                       2001            2000              1999           1998          1997
                                                 -------------- ---------------  ---------------- -------------- -----------------
                                                                     (U.S. dollar in millions, except for percentages)
   OTHER FINANCIAL DATA
   Gross margin ................................        47.4%           52.1%             45.2%            27.5%           24.3%
   Operating margin ............................        33.2%           40.6%             29.9%             9.5%            7.9%
   EBITDA/(5)/ ................................. U.S.$   269     U.S.$   377       U.S.$   239     U.S.$    133    U.S.$    120
   Capital expenditures ........................         309             125                84              120             150
   Investment in equity investee ...............         370              --                --               --              --
   Depreciation and depletion ..................          52              63                63               76              73
   Cash flow provided by (used in):
      Operating activities .....................         234             381               205              150             117
      Investing activities .....................      (1,002)            101               (45)            (349)           (166)
      Financing activities .....................         525            (143)             (180)              51             155

                                                 ---------------------------------------------------------------------------------
                                                                          For the Years Ended December 31,
                                                 ---------------------------------------------------------------------------------
                                                        2001            2000              1999           1998           1997
                                                 -------------- ---------------  ---------------- -------------- -----------------
   OPERATIONAL DATA
   Number of employees (at period end) .........       3,767           3,658             3,682            3,840           4,312
   Nominal production capacity (thousand
   metric tons):
      Pulp .....................................         800             800               800              800             680
      Paper ....................................         655             655               635              635             580
   Sales volumes (thousand metric tons):
   Domestic market:
      Market pulp ..............................          85             100                84               90             103
      Paper ....................................         437             424               369              306             284
        Printing and writing ...................         357             337               299              239             223
        Thermal and carbonless .................          52              49                43               37              30
        Other specialty papers/(6)/ ............          28              38                27               30              31
   International market:
      Market pulp ..............................         258             240               232              177              75
      Printing and writing paper ...............         133             105               137              172             215

-------------------

(1) Based on the weighted average number of shares outstanding for each period. For additional information on earnings per share, see note 2(j) to our consolidated financial statements and "Item 5A--Operating Results."
(2) Based on declared cash dividends, which are declared in reais, translated to U.S. dollars on the date of payment and divided by the number of shares outstanding on the date declared.
(3)  Includes current and non-current portions.
(4)  Excludes current portion of long-term debt.
(5) EBITDA means earnings before financial income, financial expenses, translation (losses) gains, foreign exchange losses, gain on sale of investee, income taxes, equity income (loss) of investees, cumulative effect of accounting change, net of tax, depreciation, amortization and depletion. EBITDA is a non-U.S. GAAP measurement. This measure does not represent cash flow for the periods presented and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flows as a source of liquidity. Our EBITDA (as defined above) may not be comparable with EBITDA as defined by other companies. Although EBITDA (as defined above) does not provide a GAAP measure of operating cash flows due to its accrual accounting basis, it is commonly used by financial analysts and others in the pulp and paper industry.
(6) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.

Exchange Rates

         There are two principal foreign exchange markets in Brazil:

         .        the commercial rate exchange market, or commercial market, and

         .        the floating rate exchange market.

         Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends with respect to preferred shares or ADSs, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by intervention by the Brazilian Central Bank, or the Central Bank.

         Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate.

         Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange band. Because the pressure did not ease, on January 15, 1999, the Central Bank allowed the real to float. Since January 1, 1999 and through December 31, 2000, the real depreciated by 61.8% against the U.S. dollar, and, as of December 31, 2000, the commercial market rate for purchasing U.S. dollars was R$1.9554 to US$1.00. In the year ended December 31, 2001, the real depreciated by 18.7% against the U.S. dollar. As of May 15, 2002, the commercial market rate for purchasing U.S. dollars was R$2.5117 to US$1.00. We cannot assure you that the real will not appreciate or devalue substantially in the near future. See "Item 5A -- Operating and Financial Review and Prospects -- Operating Results -- Overview -- Brazilian Economic Environment."

         The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

                                                         Exchange Rate of Reais per U.S.$1.00
                                           ---------------------------------------------------------------
         Year Ended December 31,                Low             High       Average/(1)/    Period-end
         ---------------------------------      ---             ----       ------------    ----------
         1997 ............................    1.0390          1.1164          1.0808          1.1164
         1998 ............................    1.1165          1.2087          1.1611          1.2087
         1999 ............................    1.2078          2.1647          1.8158          1.7890
         2000 ............................    1.7234          1.9847          1.8295          1.9554
         2001 ............................    1.9357          2.8007          2.3523          2.3204

                                                         Exchange Rate of Reais per U.S.$1.00
                                                         ------------------------------------

         Month Ended                                                            Low             High
         -----------                                                            ---             ----
         November 30, 2001 ..............................................     2.4604          2.6820
         December 31, 2001 ..............................................     2.2930          2.4672
         January 31, 2002 ...............................................     2.2932          2.4384
         February 28, 2002 ..............................................     2.3482          2.4691
         March 31, 2002 .................................................     2.3236          2.3663
         April 30, 2002 .................................................     2.2709          2.3689
         May (through May 15) ...........................................     2.3625          2.5154

        ----------------------------
         Source:  Central Bank.
         (1) Represents the daily average exchange rate during each of the relevant periods.

B. Capitalization and Indebtedness

         The following table sets forth our total short-term loans and financings and capitalization unaudited at March 31, 2002 derived from our unaudited interim financial information prepared in accordance with U.S. GAAP. You should read this table in conjunction with "Item 3A -- Key Information -- Selected Financial Data," "Item 5 -- Operating and Financial Review and Prospects" and our audited financial statements included elsewhere in this annual report.

                                                                                             At March 31, 2002
                                                                                         --------------------------
                                                                                                (unaudited)
                                                                                            (U.S.$ in millions)
Short-term loans and financings:(1)
Real-denominated loans and financings:
    Guaranteed (2) ........................................................................      U.S.$    20
  Foreign currency-denominated loans and financings:
    Guaranteed (2) ........................................................................              442
         Total short-term loans and financings ............................................      U.S.$   462
                                                                                                 ===========

Long-term loans and financings:
  Real-denominated loans and financings:
    Guaranteed (2) ........................................................................      U.S.$    89
  Foreign currency-denominated loans and financings:
    Guaranteed (2) ........................................................................              527
         Total long-term loans and financings .............................................      U.S.$   616
                                                                                                 -----------

Shareholders' equity:
  Paid-in capital .........................................................................     U.S.$ 1,320
  Additional paid-in capital ..............................................................               24
  Treasury shares, at cost ................................................................               (4)
  Appropriated retained earnings ..........................................................               27
  Unappropriated retained earnings ........................................................              562
  Cumulative translation adjustment .......................................................             (775)
         Total shareholders' equity .......................................................      U.S.$ 1,154
                                                                                                 -----------

Total capitalization (long-term loans and financings plus shareholders' equity)(1) ........      U.S.$ 2,232
                                                                                                 ===========

__________________
(1)      Includes current portion of long-term loans and financings.
(2) Loans and financings guaranteed by either property, plant and equipment, promissory notes and export notes.
(3) All of our real-denominated loans and financings, totaling U.S.$109 million was secured as of March 31, 2002.
(4) All of our foreign currency-denominated loans and financings, totaling U.S.$969 million was secured as of March 31, 2001.


C. Reasons for the Offer and Use of Proceeds

         Not applicable.

D. Risk Factors

         We are subject to various changing competitive, economic, political and social conditions. These conditions are described below.

Risks Relating to VCP and the Pulp and Paper Industry

         The market prices for our products are cyclical.

         The prices we are able to obtain for our products depend on prevailing world prices for market pulp and paper. World prices have historically been cyclical, subject to significant fluctuations over short periods of time depending on a number of factors, including:

         .   worldwide demand for pulp and paper products;

         .    worldwide production capacity and inventories;

         .    the strategies adopted by major pulp and paper producers; and

         .    the availability of substitutes for our products.

         All of these factors are beyond our control. After reaching a peak of approximately U.S.$700 per ton in the second half of 2000, market pulp prices began to fall in 2001 due primarily to a significant drop in demand and a slowdown of the U.S. economy. During the second half of 2001, market pulp prices declined to approximately U.S.$400 per ton. In the fourth quarter of 2001, market pulp prices began to increase as a result of the industry-wide decline in inventory. In the first quarter of 2002, pulp prices remained stable due to an increase in inventory to 1.9 million tons in North America and Scandinavia at the end of January. In the second quarter of 2002, due to increased demand and relatively lower inventory, pulp prices began to increase and reached U.S.$450 per ton in the beginning of May. The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to fluctuations in pulp prices.

         It is possible that market prices for pulp and paper will decline further in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner.

         We face significant competition in some of our lines of business, which may adversely affect our market share and profitability.

         The pulp and paper industry is highly competitive. Competitive features within the industry include the following:

         . in coated paper, we face competition from larger international companies that have greater ability to support possible strategic expenditures directed to increase market share; and

         . in the international pulp and paper markets, we compete with larger competitors that have greater financial strength and higher production capacities.

         Traditionally, imports of pulp and paper have not provided substantial competition for us in Brazil due to, among other factors, tariff rates on those products. If the Brazilian government decreases import tariffs, we may face a sudden increase in competition in the domestic market by foreign producers.

         In addition, most markets are served by several suppliers, often from different countries. Many factors influence our competitive position, including mill efficiency and operating rates, and the availability, quality and cost of wood, energy, chemicals and labor. Some of our competitors have greater financial, marketing and other resources, larger customer bases and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. In addition, downward pressure on the prices of pulp and paper by our competitors may affect our profitability.

         Delays in the expansion of our facilities may affect our costs.

         As part of our strategy to increase our international market share and improve our competitiveness through greater economies of scale, we are expanding our pulp production capacity at the Jacarei mill by 530,000 metric tons, raising our total current annual installed capacity from 850,000 to 1.4 million metric tons per year by January 2003. The project is on schedule and we expect to begin our operations in January 2003. The Jacarei expansion involves various risks. These risks include engineering, construction, regulatory and other significant risks that may delay or prevent the successful completion or operation of the project or significantly increase our costs. Our ability to successfully complete any expansion project on time is also subject to financing and other risks.

         We may be adversely affected because:

         . we may not be able to complete our expansion project on time or within a determined budget;

         . our new or modified facilities may not operate at designed capacity or may cost more to operate than we expect; and

         . we may not be able to sell our additional production at attractive prices.

         We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds.

         We are subject to stringent environmental laws and regulations in Brazil governing air emissions, effluents discharges, solid wastes, odor and reforestation, and certain of our operations are required to be permitted by governmental agencies implementing these laws and regulations and pollution control policies. Changes in these laws and regulations could adversely affect us. If we violate or fail to comply with these laws, regulations and permits, we coud be fined or otherwise sanctioned by regulators, or our permits could be revoked and our ability to operate could be suspended or otherwise adversely affected. In addition, non-compliance with these laws, regulations and permits could result in criminal sanctions for us and for our employees. We could also be responsible for related environmental remediation costs, which costs could be substantial.

         It is possible that the relevant legislatures and/or governmental agencies will pass new laws or impose additional laws and regulations even more stringent than the ones currently in force, or will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental matters or limit our ability to operate as we currently do. In addition, these actions could increase the costs associated with renewing existing permits or applying for new ones. There can be no assurance that these additional funds or costs will not be material.

         Our insurance coverage may be insufficient to cover our losses in cases of damage to our forests.

         Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our mills caused by fire, general third-party liability for accidents and operational risks, as well as international and domestic transportation. However, we do not maintain insurance coverage against fire, disease and other risks to our forests. In each of the past three years, forest fires have resulted in damage to less than 0.1% of our total planted area. The occurrence of losses or other liabilities that are not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs.

         If we are unable to manage potential problems and risks related to acquisitions and alliances, our business and growth prospects may suffer.

         We may, as part of our business strategy, acquire other businesses in Brazil or elsewhere or enter into alliances. Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including our ability to identify acquisitions and negotiate and close transactions. Even if we complete future acquisitions:

         . we could fail to successfully integrate the operations, services and products of any acquired company;

         . we could fail to select the best partners or fail to effectively plan and manage any alliance strategy;

         .    the acquisitions could increase our costs;

         . our management's attention could be diverted from other business concerns; and

         .    we could lose key employees of the acquired company.

         The world pulp and paper industry is undergoing consolidation, and many companies compete for acquisition and alliance opportunities in our industry. Some of our competitors have greater financial and other resources than we do. This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary for the expansion of our business. In addition, any major acquisition we consider may be subject to regulatory approval. We may not be successful in obtaining required regulatory approvals on a timely basis or at all.

         We are controlled by a defined group of individuals who have the power to control all our subsidiaries and us.

         We are controlled by the Ermirio de Moraes family, which indirectly controls all of our outstanding common voting shares. Consequently, our controlling shareholders have the power to control us and all of our subsidiaries, including the power to:

         .    elect our directors; and

         . determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

         We engage in, and expect from time to time in the future to engage in, commercial and financial transactions with our controlling shareholders or their affiliates. Commercial and financial transactions between us and our affiliates create the potential for, or could result in, conflicting interests. For a discussion of certain related party transactions, see "Item 7B-Related Party Transactions."

         Various other risks could have a material adverse affect on our financial results.

         Our operations are subject to various other risks affecting our forests and manufacturing processes, including fire, drought, disease, climate changes, electrical failures and factory explosions, which could have a material adverse effect on our financial results.

         We rely on third parties for some of our technology.

         We rely on third parties for the technology we use to make some of our value added paper products. For example, Oji Paper of Japan has granted us the right to use its technology to manufacture and sell certain carbonless and thermal papers in Brazil and to sell these products in some other territories. This agreement is scheduled to expire in 2004. Although we have no reason to believe that Oji Paper will not allow us to renew this agreement on commercially reasonable terms, Oji Paper is not obligated to do so. If a third party licensor of technology that we use refused to continue licensing its technology to us, our results of operations could be adversely affected.

Risks Relating to Brazil

         Brazilian political and economic conditions have a direct impact on our business and the market price of our preferred shares and ADSs.

         Our operations are conducted in Brazil, and, in 2001, we sold approximately 57% of our products in terms of volume to Brazilian customers. Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions in Brazil. Brazil's gross domestic product grew by 3.0% in 1997, 0.2% in 1998, 0.8% in 1999, 4.4% in 2000
and 1.5% in 2001. However, we cannot assure you that gross domestic product will increase or remain stable in the future. Future developments in the Brazilian economy may affect the country's growth rates and, consequently, the consumption of pulp and paper. As a result, these developments could impair our ability to proceed with our business strategies, our financial condition or our results of operations.

         The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Brazilian government and by volatile economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. Changes in policy, including tariffs, exchange controls or other factors could adversely affect our business and financial results, as could inflation, further currency devaluation and other developments, and the Brazilian government's response to them. See "Item 5A -- Operating and Financial Review and Prospects -- Operating Results -- Overview -- Brazilian Economic Environment" for more information regarding how government policies may affect our operations.

         Our business could be significantly affected by political instability in Brazil. The next presidential elections are to occur in October 2002 and Brazilian law does not allow President Fernando Henrique Cardoso, now serving a second term, to serve a third term. Changes in the composition of the governing coalition, in the identity of ruling local parties, in the cabinet or in the presidency may potentially undermine investor confidence or produce policy changes that may adversely affect our operations and/or the price of our preferred shares and ADSs.

         Inflation, and certain governmental measures to combat inflation, may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

         Brazil has historically experienced extremely high rates of inflation. Inflation itself and certain governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy. Our cash operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the currency. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase. See "Item 5A -- Operating and Financial Review and Prospects -- Operating Results -- Overview -- Brazilian Economic Environment."

         Exchange rate instability may adversely affect our financial condition and results of operations and the market price of the preferred shares and ADSs.

         Because a significant portion of our revenues and assets is denominated in reais and we have U.S. dollar-denominated debt and other liabilities, we may be adversely affected by any future devaluations of the real against the U.S. dollar. The Brazilian currency has been devalued periodically during the last four decades. See "Item 3A -- Selected Financial Data -- Exchange Rates."

         Our cash operating expenses are substantially all in reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, any significant devaluation of the real may produce exchange losses on unhedged debt denominated in foreign currency.

         The real devalued against the U.S. dollar by 48.0% in 1999 and by 9.3% in 2000. During 2001, the real experienced a period of significant devaluation, due in part to the economic and political uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. In 2001, the depreciation of the real relative to the U.S. dollar totaled 18.7%. In the first three months of 2002, the real depreciated against the U.S. dollar by 0.1%.

         The Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. At the present time, it is not yet possible to predict whether the Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian government's exchange rate policies may have on us. We cannot assure you that the Brazilian government will not impose a band within which the real/U.S. dollar exchange rate could fluctuate in the future.

         Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. They generally curtail access to foreign financial markets and may require government intervention, including recessionary government policies. See "-- Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets." Devaluations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the market price of the preferred shares and ADSs.

         In addition, political and economic uncertainty and the results over the outcome of the 2002 elections may have an adverse effect on the financial and capital markets, including the foreign exchange market. See "--

Brazilian political and economic conditions have a direct impact on our business and the market price of our preferred shares and ADSs."

         Developments in other emerging markets, including Argentina, may adversely affect the market price of the preferred shares and ADSs.

         Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies and investors' perception of economic conditions in Brazil. After prolonged periods of recession, followed by political instability, Argentina in 2001 announced it would not service its public debt. In order to address the worsening economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the currency to float. The Argentine peso experienced a 114.3% devaluation against the U.S. dollar from January 11 to March 31, 2002.

         The Argentine crisis may also affect the perception of risk in Brazil by foreign investors. Although the expectation of many that a similar problem would follow in Brazil has not materialized, the volatility in market prices for Brazilian securities increased in early 2001. Nonetheless, if events in Argentina continue to deteriorate, they may adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need. Accordingly, adverse developments in Argentina or in other emerging market countries could lead to a reduction in the demand for, and market price of, the preferred shares and the ADSs. In addition, the continuation of the Argentine recession and the recent devaluation of the Argentine peso could adversely affect the Brazilian economy, as Argentina is one of Brazil's principal trading partners, accounting for 8.6% of Brazil's exports in 2001.

Risks Relating to the Preferred Shares and ADSs

         Exchange controls and restrictions on remittances abroad may adversely affect holders of our ADSs.

         You may be adversely affected if the government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The government imposed remittance restrictions for approximately three months in 1989 and early 1990. These restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting the U.S. dollars abroad. We cannot assure you that the government will not take similar measures in the future. Holders of the ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the preferred shares underlying the ADSs. In such case, our ADSs depositary will hold the reais it cannot convert for the account of the ADS holders who have not been paid.

         Exchanging ADSs for the underlying preferred shares may have unfavorable consequences.

         The Brazilian custodian for the preferred shares must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the ADS depositary's electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares, or distributions relating to the preferred shares, unless you obtain your own electronic certificate of registration with the Central Bank, under Resolution No. 2,689 of January 26, 2000 of the National Monetary Council, known as Resolution 2,689, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you do not obtain a certificate of registration under Resolution 2,689, you may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of preferred shares or distributions with respect thereto, and you will generally be subject to less favorable tax treatment on gains with respect to the preferred shares. If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining an electronic certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the CVM. In order to complete this process, the investor will usually need to have a consultant or an attorney who has expertise in Central Bank and CVM regulations. These expenses or delays could adversely impact your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. If you decide to exchange your preferred shares back into ADSs once you have registered your investment in the preferred shares, you may deposit your preferred shares with the custodian and rely on the ADS depositary's electronic certificate of registration, subject to certain conditions. We cannot assure you that the ADS depositary's electronic certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from disposition could not be imposed in the future. See "Item 8A -- Financial Information -- Consolidated Financial Statements and other Financial Information -- Dividend Policy and Dividends -- Payment of Dividends."

         Because we are subject to specific rules and regulations as a Brazilian company, holders of our ADSs have fewer and less well defined shareholders' rights.

         Our corporate affairs are governed by our by-laws and the Brazilian corporate law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in certain other jurisdictions outside Brazil. In addition, your rights or the rights of holders of the preferred shares under the Brazilian corporate law to protect your interests relative to actions taken by our board of directors or the holders of common shares may be fewer and less well defined than under the laws of those other jurisdictions outside Brazil.

         Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well developed and enforced in Brazil than in the United States, potentially disadvantaging holders of the preferred shares and ADSs. Specifically, among other differences when compared to, for example, Delaware general corporation law, the Brazilian corporate law and practice have less detailed and well established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders' derivative suits, and shareholders ordinarily do not have standing to bring a class action.

         You may not be able to exercise preemptive rights with respect to our preferred shares.

         You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the depositary of the ADSs or, if the preemptive rights cannot be sold, they will be allowed to lapse. See "Item 10D -- Additional Information -- Exchange Controls -- Preemptive Rights."

ITEM 4.  INFORMATION ON VCP

A.   History and Development of VCP

         We are incorporated under the laws of the Federative Republic of Brazil under the name Votorantim Celulose e Papel S.A. as a corporation with unlimited duration. We have the legal status of a sociedade por acoes, or a stock corporation, operating under the Brazilian corporate law, as amended. Our principal executive offices are located at Alameda Santos, 1357, 6/th/ floor, 01419-908 Sao Paulo, SP Brazil (telephone: 55-11-3269-4168/4169). Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

         Currently, our industrial facilities consist of two integrated pulp and paper mills, Jacarei and Luiz Antonio, and two facilities exclusively dedicated to paper production, Piracicaba and Mogi das Cruzes, all located in the state of Sao Paulo. At March 31, 2002, our installed capacity was 850,000 tons per year of pulp and 655,000 tons per year of coated, uncoated and specialty papers. Approximately 80% of our paper sales volume and 25% of our pulp sales volume are sold to the domestic market.

         We also have a paper distribution division, KSR, with an extensive product line, including graphic papers and products. We have an automated, modern warehouse system that permits efficient distribution, supported by a specialized transportation fleet for deliveries throughout Brazil.

         Our activities began in 1988 when the Votorantim group purchased Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the state of Sao Paulo. We began production in 1991 after expanding and modernizing our facilities. In September 1992, the Votorantim group purchased Industrias de Papel Simao S.A, or Papel Simao. In 1995, Celpav became a subsidiary of Papel Simao, and Papel Simao changed its name to Votorantim Celulose e Papel S.A. We later transferred our operating assets to Celpav and, in July 1999, Celpav was merged into VCP.

         In 1991, our annual capacity was 350,000 tons per year of pulp and 280,000 tons per year of paper. With the acquisition of Papel Simao, the Votorantim group added 220,000 tons of pulp and 250,000 tons of paper to the annual pulp and paper production capacity, respectively. Following the acquisition of Papel Simao, the Votorantim group's combined pulp and paper operations constituted the third largest in Brazil in terms of sales. We further increased our pulp production capacity by 230,000 tons in 1996 with the addition of a new pulp production line at the Jacarei mill. We also added a new coater in 1996 at the Piracicaba mill, which increased our annual production capacity of thermal and carbonless paper to 40,000 tons per year and further production optimizations in 2001 raised the production capacity by 50,000 tons of pulp per year. Our annual production capacity of coated paper increased to 175,000 tons per year with the addition of a new coater at the Jacarei mill in 1997 and the addition of a new on-line coater at the Piracicaba mill in 1998. As a result of these additions, our paper production capacity reached 655,000 tons per year in 2001.

         On December 29, 1999, we sold our 51% stake in Industria de Papel de Salto Ltda. to Arjo Wiggins Participacoes e Comercio Ltda., a subsidiary of Arjo Wiggins S.A., a French company, for a cash payment of U.S.$23 million. Salto produced security, industrial and other specialty papers, including paper used for bank notes, checks, identification cards, vouchers and bibles. Under the terms of the sale agreement, we have to indemnify Arjo Wiggins against certain losses in excess of amounts recorded. Our obligation, however, is limited to R$22 million (U.S.$10 million at the exchange rate prevailing on December 31, 2001) until 2005. To date, we have not paid any amounts under this indemnification provision, and we believe any amount paid will not be significant. We realized a gain of U.S.$13 million on this sale.

         On April 19, 2000, we completed a registered offering of 7,920,000 ADSs. Each ADS represented 500 preferred shares, and the ADSs were listed on the New York Stock Exchange under the symbol "VCP." Of the 7,920,000 ADSs being offered at that time, we sold 2,047,648 ADSs and certain of our shareholders sold the remaining 5,872,352 ADSs. Concurrently, 440,000,000 preferred shares were sold in Brazil.

         On August 14, 2000, our board of directors approved the Jacarei expansion, which will expand the pulp production capacity at our Jacarei mill by approximately 530,000 metric tons, raising its total current annual installed capacity from 850,000 to 1.4 million metric tons per year by January 2003. The Jacarei expansion project includes reforestation projects, which should be completed at the same time as the Jacarei expansion. For the year ended December 31, 2001, we had invested U.S.$206 million in the Jacarei expansion and we expect to invest approximately U.S.$344 million until the completion of this project. The government-owned development bank Banco Nacional de Desenvolvimento Economico e Social, or BNDES, disbursed U.S.$56 million (or R$141 million) to finance part of our investment in the Jacarei expansion. See "Item 4D -- Property, Plant and Equipment -- Jacarei Expansion."

         On November 1, 2001, we purchased 28.0% of the voting shares (representing 12.35% of the total capital) of Aracruz Celulose S.A. from the Mondi Group, for approximately U.S.$370 million. Aracruz is a Brazilian pulp exporter whose ADSs trade on the New York Stock Exchange. We acquired our interest in Aracruz in order to increase our exposure to the international pulp market, and we account for this investment under the equity method. We financed this acquisition with a bridge loan in the amount of U.S.$370 million. This transaction is subject to approval the Conselho Administrativo de Defesa Economica, known as CADE, the Brazilian antitrust regulator. CADE could impose conditions on the acquisition or on our involvement with Aracruz, or could require us to divest the acquisition, although we do not believe a divestiture order or any imposition of conditions is likely. As long as Aracruz continues to export 95% or more of its products, we believe that the CADE approval will be forthcoming.

         We do not expect to have significant operational involvement at Aracruz at this time. A subsidiary of ours became a party to the Aracruz shareholders' agreement, along with BNDESPAR, the Lorentzen Group and the Safra Group. Under the shareholders' agreement, our subsidiary will be entitled to appoint three directors to the Aracruz's board, which currently consists of ten directors. The shareholders' agreement, which expires in 2008, provides that the maximum number of shares of voting stock of Aracruz to be held by any party to the shareholders' agreement may not exceed 28% of the total outstanding shares of voting stock. In addition, the shareholders' agreement requires that each person or entity who acquires shares of voting stock of Aracruz from any of the parties to the shareholders' agreement become a party to such agreement.

         On January 2, 2002, we created VCP Florestal S.A., a wholly owned subsidiary of VCP, which assumed all of our assets and liabilities relating to our forestry activities.

Capital Expenditures

         Our capital expenditures totaled U.S.$309 million in 2001, U.S.$125 million in 2000, and U.S.$84 million in 1999. We have invested principally in capacity expansion projects and in modernizing existing facilities.

         We have not made specific capital expenditure plans for future expansion projects, other than the Jacarei expansion. The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

                                                                                          2001       2000       1999
                                                                                         ------     ------     ------
                                                                                             (in U.S.$ millions)
               Jacarei expansion ...................................................     $  206         --         --
               Other increase in pulp production ...................................         --     $   40     $   25
               Increase in coated paper production .................................         --         20          5
               Increase in thermal and carbonless paper production .................         --          1         --
               Forests (includes land purchase) ....................................         37         29         29
               Improvements / modernization ........................................         24         --          8
               Other (includes maintenance and information technology) .............         42         35         17
                                                                                         ------     ------     ------
                    Total ..........................................................     $  309     $  125     $   84
                                                                                         ======     ======     ======

         As part of our capital investment program for 2002, we intend to invest U.S.$435 million for several projects, including the Jacarei expansion. The following table shows the estimated breakdown of planned capital expenditures during 2002, which is expected to be financed by cash generated from operations, by existing cash and/or by special lines of credit denominated in reais from
BNDES:

                                                                                U.S.$ in millions
                                                                                -----------------
               Jacarei expansion ..............................................        $   295
               Forests (includes land purchase) ...............................             39
               Improvements / modernization ...................................             39
               Other (includes maintenance and information technology) ........             62
                                                                                       -------
                    Total .....................................................        $   435
                                                                                       =======

         As part of our strategy to increase our international pulp market share and improve our competitiveness through greater economies of scale, we are expanding our pulp production capacity at the Jacarei mill by approximately 530,000 tons, raising our total current annual installed capacity from 850,000 to 1.4 million metric tons per year by January 2003 for an estimated cost of approximately U.S.$550 million. Approximately U.S.$350 million will be funded with internal cash flows and U.S.$200 million will be funded by lines of credit from

BNDES. The project is on schedule and we expect to begin our operations in January 2003. The Jacarei expansion project includes reforestation projects, which should be completed at the same time as the Jacarei expansion. At December 31, 2001, we had invested U.S.$206 million in the Jacarei expansion. BNDES has disbursed U.S.$56 million of its U.S.$200 million commitment.

B.       Business Overview

         We are one of the largest pulp and paper products companies in Brazil and the leading Brazilian producer of wood-free printing and writing papers and specialty papers in terms of net sales and total assets, according to Bracelpa. We produce eucalyptus pulp, which is a high quality variety of hardwood pulp. We sell approximately 40% of our pulp production to third parties, and we use the remainder internally to manufacture a wide range of printing and writing paper products, including coated and uncoated printing and writing papers, thermal, carbonless papers and other specialty papers. Exports account for a significant portion of our revenues. In 2001, we sold 43% of our pulp and paper tonnage outside of Brazil.

Operations

         In 2001, we produced 807,761 tons of eucalyptus pulp, compared to 798,517 tons in 2000 and 735,936 tons in 1999. In 2001, we sold 342,566 tons of this production as market pulp to third party producers and we used the remainder to manufacture paper products. Our production and related U.S. dollar-based exports of pulp have also increased during 2001. In 2001, our sales volume of market pulp totaled 75% of our market pulp tonnage outside of Brazil, compared to 71% in 2000 and 73% in 1999. In 2001, we sold approximately U.S.$143 million of market pulp compared to U.S.$207 million in 2000, and U.S.$140 million in 1999. Our pulp export revenues decreased in 2001 as compared to 2000 due to the significant reduction in the international average price of pulp.

         In 2001, our sales volume of paper products increased to 569,398 tons from 529,523 tons in 2000 and 506,701 tons in 1999. Due to the reduction of pulp prices, however, our revenues from paper products decreased to U.S.$511 million in 2001 from U.S.$567 million in 2000 but increased relative to 1999 revenues of U.S.$448 million. Uncoated and coated printing and writing paper sales accounted for 76% of our total paper products revenues in 2001. The remainder of our revenues from paper products in 2001 was made up of sales of thermal and carbonless paper, accounting for 17% of paper sales, and sales of other specialty paper accounting for 7% of paper sales. Our printing and writing papers are used for a variety of business supplies, including notebooks, books, continuous forms, labels, brochures and magazines. Our estimated market share in Brazil in 2001 was 40% for coated papers and 22% for uncoated papers. We sold 23% of our printing and writing paper volume outside of Brazil in 2001. Since 1995, our production and sales of higher-margin chemical papers has been increasing both in real terms and as a proportion of our total paper production and sales.

         Our total sales volume totaled 911,964 tons in 2001, representing a 4.8% increase from 2000. Net revenues decreased 15.5% to U.S.$654 million as a result of the price decrease in U.S. dollars due to the devaluation of the real and the lower international prices of pulp. The reduction in our average price of pulp and paper more than offset the increase in volumes and the better mix of products sold in 2001 as compared to 2000.

         There was a decrease in domestic market paper consumption in 2001 for the first time in the last seven years, due to the Brazilian economic slowdown resulting from domestic factors, such as the energy rationing program and external factors such as the Argentine crisis, high exchange rate volatility, the general global economic slowdown and the terrorist attacks in the second half of the year.

         In 2001, 57% of the volume and 68% of the revenues of our total sales came from the domestic market compared to 60% and 69%, respectively, in 2000. In the pulp market, the export market was responsible for 75% of both the sales volume and revenues. In the paper market, the export market was responsible for 23% of both the sales volumes and revenues.

         The charts below set forth the percentage of our net revenues in 2001 that correspond to the domestic and export markets and the breakdown by product of our net revenues:

            [PIE CHART]                            [PIE CHART]
           Sales by Market                      Sales by Product
           Export Market         32%             Pulp        22%
           Domestic Market       68%             Paper       78%

Our Ownership Structure

         We are part of the Votorantim group, one of the largest privately held Brazilian groups of companies. The Votorantim group was founded in 1918 by Senator Jose Ermirio de Moraes and is controlled by the Ermirio de Moraes family. The three core businesses of the Votorantim group are cement, aluminum and pulp and paper. In 2001, pulp and paper accounted for approximately 20% of the Votorantim group's net operating revenues as measured under the Brazilian corporate law accounting principles. The Votorantim group is also involved in other industries, including financial services, chemicals and agribusiness.

         The following chart shows our ownership structure as of March 31, 2002:

 ------------------- ------------------ ----------------- ------------------
       BNDESPAR          VOTORANTIM        Free Float         Treasury
                           GROUP (1)

   33.7% preferred     5.0% preferred    60.4% preferred   0.9% preferred
      0% voting      100.0% voting          0% voting        0% voting
   15.1% total        57.4% total        27.1% total       0.4% total
 ------------------- ------------------ ----------------- ------------------

   ----------------------------------------      ---------------------
     [LOGO] Votorantim | Celulose e Papel          Traded on Bovespa
                                                     and NYSE
   ----------------------------------------      ---------------------

(1) Our immediate parent company is Votocel Filmes Flexiveis Ltda., or Votocel, which is directly controlled by S.A. Industrias Votorantim, and which in turn is ultimately controlled by Hejoassu Administracao Ltda., or Hejoassu. Hejoassu is controlled by the Ermirio de Moraes family.

Our Business Strategy

         Our business strategy focuses on steady and sustained growth, taking into account the growing demand for pulp and paper and our competitive strengths. The principal components of our business strategy are to:

         . continue to expand our presence in the international pulp market;

         . maintain our leadership position in the growing regional market for wood-free printing, writing, copying and specialty papers;

         . continue to shift our sales mix toward higher margin paper products;

         .        continue to increase operating efficiencies; and

         . selectively expand our production capacity to meet increased demand in both the domestic and export markets.

         Continue to expand our presence in the international pulp market

         We intend to take advantage of our competitive strengths to increase our market share in the pulp market. In 2001 we sold approximately 75% of our market pulp tonnage outside of Brazil, compared to 2% when we began exporting in 1996. The high forest yields due to climate and soil conditions in Brazil, the short harvest cycle, the high productivity and sustainability of our forest operations and our use of cloning methods are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market.

         Maintain our leadership position in the growing regional market for wood-free printing, writing, copying and specialty papers

         We are currently a market leader for coated wood-free printing, writing and specialty papers in Brazil with a 40% market share. We are also a market leader for uncoated printing and writing paper, with a 22% market share in Brazil. We expect domestic demand to grow significantly over the next few years. We are also increasing sales in our new line of coated cut-size papers launched in 2000, which allows for high quality and resolution printing and is targeted at the small and home offices. In order to consolidate our market position, we have established relationships with significant customers aiming to improve our ability to customize products and to develop innovative services. We increased our cut-size capacity in the Luiz Antonio mill to be able to meet the demand for both domestic and international markets.

         Continue to shift our sales mix toward higher margin paper products

         In recent years, we have sought to increase our production of value-added paper products, which are less subject to cyclical price variations, such as coated, thermal, carbonless and other specialty papers. We have developed our production facilities for thermal and carbonless papers through an alliance with a leading producer in the area, Oji Paper Co., Ltd., or Oji Paper, which allows us to benefit from Oji Paper's technology. We expect to continue to benefit from an increase in domestic demand, as well as to gain market share from imports of coated and specialty papers. Our sales of coated, thermal, carbonless and other specialty papers increased to approximately 47% of our consolidated net paper sales in 2001, from approximately 33% in 1997. We believe that an improved product mix with more value-added products will increase operating margins even if average paper prices do not improve significantly. For example, we are producing new, higher margin products to substitute for previously imported products, such as beer and soft drink beverage labels.

         Continue to increase operating efficiencies

         We intend to remain a low-cost producer of pulp and paper by continuing our ongoing program to increase operating efficiencies and reduce operating costs per unit. We intend to continue to:

         . reduce wood costs through increased eucalyptus yields and reduced harvesting costs;

         . invest significant resources in harvesting equipment, production facilities and advanced information technology;

         .        improve the efficiency of our equipment;

         .        improve information flow to facilitate decision-making; and

         . work closely with our customers to customize products and develop new products.

          Selectively expand our production capacity through both mill expansion and strategic acquisitions to meet increased demand in both the domestic and export markets

          We intend to further increase our production capacity, through both expansion of existing facilities, including the Jacarei expansion and strategic acquisitions.

         The Jacarei expansion will increase the annual pulp production capacity at the Jacarei mill by approximately 530,000 tons. For a more complete description of the Jacarei expansion, see "Item 4D -- Property, Plant and Equipment -- Jacarei Expansion."

          We also closely monitor the evolution of the Brazilian and global pulp and paper industry and we continue to pursue growth opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements. We will evaluate opportunities to acquire companies in order to actively participate in the continuing consolidation among pulp and paper producers.

Our Products

         We produce a variety of pulp and paper products. We produce pulp both for sale (market pulp) and for use in our paper production. We sell hardwood bleached market pulp, both to the Brazilian domestic market and to the export market outside Brazil. We produce coated and uncoated printing and writing paper, carbonless, thermal and other specialty papers. Within the printing and writing paper category, we produce cut-size, folio-size, and rolled products. The following table sets forth the breakdown of our sales revenues by year:

                                                     2001       2000      1999
                                                   ---------  --------  -------
    Pulp .........................................     22%        27%      24%
    Paper:
         Printing and writing ....................     59%        54%      56%
         Thermal and carbonless ..................     13%        12%      13%
         Other specialty papers ..................      6%         7%       7%

         Pulp

         Production

         We produced 807,761 tons of eucalyptus pulp in 2001, compared with 798,917 tons in 2000. The following table sets forth our total hardwood pulp production, total Brazilian hardwood pulp production, and our hardwood pulp production as a percentage of total Brazilian pulp production for the three years ended December 31, 2001, 2000 and 1999:

                                                                             2001             2000          1999
                                                                           ---------        --------       -------

         VCP's production (in tons) .....................................   807,761          798,917       735,936
         Total Brazilian production (in tons) ........................... 5,500,118        5,539,258     5,363,533
         VCP's production as percentage of total Brazilian production ...      14.7%            14.4%         13.7%

         _____________________
         Sources:  Bracelpa and VCP.

         The pulp production process traditionally involved the use of elementary chlorine. In recent years, demand for pulp that is bleached with little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water. As a result, we have increasingly used the elementary chlorine-free method, or ECF, which uses a reduced amount of chlorine, and the total chlorine-free method, or TCF, in our production of pulp. ECF and TCF are bleaching processes which do not utilize elementary chlorine and chlorine chemical compounds, respectively. The ECF process involves the use of oxygen, chlorine dioxide, caustic soda, hydrogen peroxide, ozone, talc, magnesium sulfate and sulfuric acid, while the TCF process involves the use of oxygen, ozone, caustic soda, hydrogen peroxide, magnesium sulfate and sulfuric acid. In addition, we have developed a bleaching process referred to as Votorantim chlorine-free, or VCP, which utilizes a smaller amount of chlorine chemical compound than the ECF process, but is not as costly as the TCF process. In 2001, approximately 81% of our pulp was produced without the use of elementary chlorine.

         Sales

         In 2001, we sold 342,566 tons of bleached pulp as market pulp to third parties, both in the domestic market and outside of Brazil. We had a 20% share of the Brazilian domestic market for bleached hardwood pulp in 2001. In recent years, however, we have sought to increase significantly our sales of market pulp outside of Brazil. In 2001, approximately 75% of our market pulp sales volume was to customers located outside Brazil. The following table sets forth our net sales of pulp to the export market by geographic region for the years ended December 31, 2001, 2000 and 1999:

                                          2001                     2000                       1999
                                 ------------------------ ------------------------ ------------------------
                                   Tons       % of Total     Tons       % of Total      Tons     % of Total
                                 ---------- ------------- ----------- ------------ ------------ -----------

North America .................    98,590        38.3%      88,903         37.0%       89,773       38.7%
Latin America /(1)/ ...........        --          --           --           --           815        0.4
Europe ........................    97,263        37.8      115,333         48.0        98,683       42.6
Asia ..........................    61,655        23.9       36,042         15.0        42,422       18.3
Africa ........................        --          --           --           --            --         --
                                 --------     --------   ---------      --------     --------    --------
Total Exports .................   257,508       100.0%     240,278        100.0%      231,693      100.0%
                                 ========     ========   =========      ========     ========    ========

_________________
  (1)Excluding Brazil.

         In 2001, Fabrica de Papel Santa Therezinha S.A. and Industrias de Papel de Salto Ltda. were our largest domestic customers of pulp and Kimberly-Clark Corporation was our largest customer of pulp outside of Brazil. Demand for our pulp has generally exceeded our production capacity even during cyclical downturns of the pulp industry, and, according to an independent study conducted in March 2002 by Hawkins Wright, an independent international consulting firm, the projected average demand growth in the world for bleached eucalyptus kraft pulp, or BEKP, is 6.3% per year from 2001 to 2005, while the total pulp (including BEKP) projected average growth is 2.4% per year in the same period. Also, because pulp is a commodity, we have the ability to switch our pulp sales from the domestic market to the export market and from the export market to the domestic market. Accordingly, we believe that the loss of any one customer would probably be replaced by other customers. However, we cannot assure you that the loss of a major customer would not have a material adverse effect on our results of operations.

         We have long-term sales contracts with some of our customers, including several of our largest customers. These contracts generally provide for sales of specified amounts of pulp at prices we announce each month. These prices vary among the different geographic areas where our customers are located. In a few instances, prices are set in part by reference to publicly announced prices for pulp or paper products. Generally, the price arrangements under our long-term contracts are consistent with prices for our other sales within the same region. Early termination is provided for in the contracts in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration. Some sales contracts include provisions that permit us to terminate the contract or reduce the quantities shipped if sales to the purchaser and its affiliates would exceed a specified percentage of our annual production capacity.

         Paper

         Our paper products can be divided into three major categories:

         .        coated and uncoated printing and writing papers;

         .        carbonless and thermal papers; and

         .        other specialty papers.

         The production and sale of printing and writing papers was our major line of business in 2001, accounting for approximately 59% of our total net sales and 99% of our paper exports during that year. The following table provides a brief description of our principal paper products and lists the facilities where they are produced:

Product                                                        Description                           Facility
-------                                                        -----------                           --------
Coated printing and writing paper .........   Coated free sheet paper used for labels,                Jacarei
                                              self-adhesive, flexible packaging markets and           Piracicaba
                                              publishing sector (magazine, book and
                                              catalogue) inserts, brochures and other
                                              publications; pioneer line of coated cut-size
                                              paper for small/home office market designed
                                              for printing of high resolution and quality
                                              images; coated paper to be used on labels for
                                              plastic PET soft drink packaging.

Uncoated printing and writing paper .......   Uncoated free sheet paper in reels, sheets              Luiz Antonio
                                              and cut-size designed for maximum performance           Jacarei
                                              in photocopying machines and laser and inkjet
                                              printers, and alkaline offset paper.

Carbonless paper ..........................   Used to produce multi-copy forms for credit             Piracicaba
                                              card receipts, invoices and other applications in
                                              place of traditional carbon paper.

Thermal paper .............................   Traditionally used in fax machines; new                 Piracicaba
                                              applications include supermarket receipts,
                                              bar code labels, toll tickets, water and gas
                                              bills and receipts for ATMs and credit card
                                              machines.

Other specialty papers ....................   Our specialty papers include art paper for              Mogi das Cruzes
                                              catalogues, folders, letters, envelopes, etc.

         Production

         We produced 551,400 tons of paper in 2001 at our four production facilities. See "Item 4D -- Property, Plant and Equipment -- Operations." Our paper production accounted for 7.5% of the total amount of Brazilian paper production in 2001. The following table sets forth our paper production, total Brazilian paper production, and our total paper production as a percentage of total Brazilian production for each of the three years ended December 31, 2001, 2000 and 1999:

                                                                            2001             2000             1999
                                                                     --------------   --------------    --------------
VCP's Production (in tons) .........................................      551,400          535,340          501,764
Total Brazilian Production (in tons) ...............................    7,353,700        7,115,513        6,888,613
VCP's Production as Percentage of Total Brazilian Production .......          7.5%             7.5%             7.3%

_____________________________
Sources: Bracelpa and VCP.

         Printing and Writing Paper. According to Bracelpa, we are Brazil's largest producer of wood-free printing and writing paper, and ranked first in uncoated and coated paper production in 2001. During 2001, we produced 488,400 tons of printing and writing paper, consisting of approximately 358,200 tons of uncoated and 130,200 tons of coated paper. Our coated paper is used for a variety of purposes, including labels, inserts, brochures and magazine covers. Uses for our uncoated paper include notebooks, books and continuous forms. We produce coated and uncoated paper in reels and sheets and paper in cut-size. We have estimated domestic market shares of 40% and 22% in the coated and uncoated printing and writing markets, respectively.

         The following table sets forth our printing and writing paper production, total Brazilian printing and writing paper production, and our production as a percentage of Brazilian production of such products for the years ended December 31, 2001, 2000 and 1999:

                                                                       2001           2000          1999
                                                                    ----------    ----------    ----------
  VCP's Production (in tons)                                           488,400       474,455       442,621
      Uncoated Paper (in tons)                                         358,200       363,835       361,971
      Coated Paper (in tons)                                           130,200       110,620        80,650
  Total Brazilian Production (in tons)                               2,150,364     2,099,593     2,070,339
  VCP's Percentage of Brazilian Production                                22.7%         22.6%         21.4%

_____________________________
Sources: Bracelpa and VCP.

         Carbonless and Thermal Papers. During 2001, we manufactured 51,420 tons of carbonless and thermal paper at our Piracicaba production facility. We produce carbonless and thermal paper in reels and sheets for use as facsimile and medical paper, as well as supermarket receipts, banking and commercial automation paper, bar code paper, toll tickets and commercial invoices.

         We developed our thermal and carbonless paper products through technological agreements with Oji Paper, a market leader for carbonless and thermal papers. We entered into a technical assistance agreement with Oji Paper in 1994, pursuant to which Oji Paper provided assistance in the design, engineering and construction of the coater used in the manufacture of our carbonless and thermal paper at the Piracicaba mill.

         In addition, we entered into a technology transfer agreement with Oji Paper, pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal and carbonless paper. The agreement also grants us an exclusive, non-assignable license to manufacture and sell certain carbonless and thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East. Oji Paper receives quarterly royalties based on net sales. The sum of the quarterly royalties in each of the years ended December 31, 2001, 2000, and 1999 was approximately U.S.$1.3 million. The technology transfer agreement will expire in October 2004 and we intend to renew it. Although we have no reason to believe that Oji Paper will not allow us to renew this agreement on commercially reasonable terms, Oji Paper is not obligated to do so.

         Other Specialty Papers. We are one of the largest producers of specialty papers in Latin America. In 2001, we produced 11,550 tons of other specialty papers from our Mogi das Cruzes facility, including art papers for catalogues, folders, letters and envelopes and finish foil for the furniture industry.

         The following table sets forth our carbonless, thermal and other specialty paper production, Brazilian carbonless, thermal and other specialty paper production as a total, and our total production as a percentage of the total Brazilian production of such products, for the years ended December 31, 2001, 2000 and 1999:

                                                                   2001              2000              1999
                                                               -----------       -----------      ------------
  VCP's Carbonless Paper Production (in tons) ...............     40,281            37,132            36,132
  VCP's Thermal Paper Production (in tons) ..................     11,139            10,346             7,537
  VCP's Other Specialty Paper Production (in tons) ..........     11,550            13,405            15,474
                                                                 -------           -------           -------
  Total (in tons) ...........................................     62,970            60,883            59,143
                                                                 =======           =======           =======
  Brazilian Production (in tons) ............................    169,460           171,531           162,103
  VCP's Percentage of Brazilian Production ..................       37.2%             35.5%             36.5%

________________________________
Sources:  Bracelpa and VCP.

         Sales

         We sell our paper products around the world. The following table sets forth our net sales of paper to the export market by geographic region at December 31, 2001, 2000, and 1999:

                                                           2001                     2000                   1999
                                                  ------------------------  ----------------------- ---------------------
                                                     Tons      % of Total      Tons     % of Total    Tons    % of Total
                                                  ----------  ------------  ---------  ------------ --------- -----------
North America ..................................     49,802       37.6%       14,706        14.0%     23,960      17.5%
Latin America/(1)/ .............................     40,302       30.4        43,069        41.0      37,703      27.5
Europe .........................................     34,599       26.1        35,716        34.0      62,990      45.9
Middle East/Asia/Africa/Other ..................      7,801        5.9        11,555        11.0      12,561       9.1
Total Exports ..................................    132,504      100.0%      105,046       100.0%    137,214     100.0%
                                                    =======      ======      =======      ======     =======     ======

_________________________
(1)  Excluding Brazil.

         The following table sets forth our domestic sales of specialty, carbonless and thermal paper, Brazilian specialty, carbonless and thermal paper sales, and VCP's sales as a percentage of Brazilian sales for such products for the years ended December 31, 2001, 2000 and 1999:

                                                                      2001           2000          1999
                                                                   ----------    -----------    ----------
VCP's Carbonless and Thermal Paper Sales (in tons) ..............    52,446         49,061        43,403
VCP's Other Specialty Paper Sales(1) (in tons) ..................    28,388         37,381        27,502
                                                                     ------         ------        ------
Total (in tons) .................................................    80,834         86,442        70,905
                                                                     ======         ======        ======
Brazilian Market (in tons) ......................................   152,185        154,812       149,464
VCP's Percentage of Brazilian Market ............................      53.1%          55.8%         47.4%

__________________________
/(1)/ Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.

Sources:  Bracelpa and VCP.

         Printing and writing paper represents the largest category of paper exports from Brazil. In 2001, we exported 131,749 tons of printing and writing paper, which primarily consisted of uncoated paper.

         The following table sets forth our exports and domestic sales of printing and writing paper for the years ended December 31, 2001, 2000 and 1999:

                                                               2001              2000              1999
                                                           --------------   ---------------    -------------
VCP's Exports (in tons)                                        131,749           105,046           137,214
Brazilian Exports (in tons)                                    637,577           589,740           750,383
VCP's Percentage of Brazilian Exports                             20.7%             17.8%             18.3%
VCP's Domestic Sales (in tons)                                 356,059           337,340           298,582
Brazilian Market (in tons)                                   1,487,751         1,457,190         1,296,312
VCP's Percentage of Brazilian Market                              23.9%             23.2%             23.0%

______________________________
Sources:  Bracelpa and VCP.

         We believe that we can gain additional market share in the domestic market because approximately 16% of all coated paper consumed in Brazil in 2001 was imported, and imports have been less competitive because of the devaluation of the real in January 1999 and the current exchange rate volatility.

         The customer base for our paper products is very diversified. None of our customers alone accounted for more than 10% of our domestic or international sales of paper products in 2001.

Raw Materials

         Wood

     Our pulp production is 100% based on bleached eucalyptus hardwood grown in sustainable forest plantations. We use modern technologies that enable us to obtain high product quality when producing the ECF pulp and a differentiated product known as Votorantim chlorine-free, or VCF pulp.

         We rely exclusively on eucalyptus trees to meet our pulpwood requirements. Eucalyptus trees are among the fastest growing in the world. Climate and soil conditions in Brazil allow for eucalyptus tree harvest rotations of approximately seven years, as compared to harvest rotations of approximately 12 years in Spain, Portugal and Chile and up to 20 years in the southern United States. The optimal time to harvest our trees is approximately seven years from the time of planting.

         We have sufficient forests to supply our current wood requirements for pulp production and to support the Jacarei expansion. Of the approximate 2,900 people who work in our forests approximately 660 are our employees and we hired 2,240 as subcontractors for certain forest management operations.

         Energy and Chemicals

         We use several sources to generate thermal and electrical energy, including biomass derived from wood debarking, bark and scraps, fuel, oil and black liquor. Steam is produced to provide power to the turbines in order to generate electrical energy and to be used in the production process. By producing electricity internally, we realize substantial savings compared to purchasing power in the open market. We generate approximately 83% of our power requirements for the pulp and paper production process from renewable fuels, such as biomass and black liquor and 12% of our power requirements from non-renewable fuels, such as fossil fuels (oil, coal and gas). We only purchase 5% of our power requirements in the open market and therefore, we realize substantial savings. Recovery boilers recycle substantially all of the chemicals used in the pulp production process. We believe that our sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

         We purchase approximately 33% of our external energy needs from concessionaires, including CPFL -- Companhia Paulista de Forca e Luz (for the Luiz Antonio and Piracicaba facilities), Bandeirantes (for the Jacarei and Mogi das Cruzes facilities) and Eletropaulo (headquarters), and fuel oil and natural gas suppliers. We believe our low dependence on external supplies of energy represents a strategic business advantage.

         In addition, in 2001, the auxiliary boilers at the mills in Jacarei, Piracicaba and Mogi das Cruzes, which previously burned fuel oil, began to burn natural gas. We believe our secure sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

         The chemicals used in the pulp production process include white liquors, which are made of sodium hydroxide and sodium sulfite and are recycled in the chemical recovery system. Any shortage of these chemicals can be replaced by additional amounts of caustic soda and limestone. In addition, the pulp production process traditionally involved the use of elementary chlorine. In December 1996, we started using the ECF and TCF bleaching processes at the Jacarei mill. In addition, we developed a process called VCF, which uses a smaller amount of chlorine chemical compound than the ECF process but is not as costly as the TCF process.

         In 2001, Brazil experienced a severe shortage of capacity to generate electrical energy due to a severe shortage in hydroelectric power resulting from drought conditions throughout the country. In order to avoid the possibility of rolling blackouts, in May 2001, the Brazilian government announced measures aimed at reducing electricity consumption and creating alternative sources of energy in the southeast, central-western and northeastern regions of Brazil.

         During the energy shortage in Brazil, we bought and rented generators, and increased our reliance on alternate sources of energy, such as fuel, oil and natural gas. As a result, we avoided reductions in our production and any postponement of the Jacarei expansion. The governmental emergency measures resulted in an approximate U.S.$3.5 million increase in our cost of sales for 2001, which is less than 2% of our total cost of sales for June through December of 2001, and approximately 1% of our total cost of sales for 2001. On March 1, 2002, the Brazilian government terminated the rationing of energy in Brazil due to the recovery of water levels.

         Water

         We require 40 to 60 cubic meters of water per metric ton of product to produce pulp and paper. We get our water from rivers in Brazil, including Rio Paraiba do Sul, Rio Piracicaba and Rio Mogi Guacu. We believe our water supplies are currently adequate and that, while the Jacarei expansion will increase our water needs, our water consumption per ton will be lower because our new effluent treatment facility will consume less water.

Transportation

         We use trucks owned and operated by independent contractors to transport wood from our forests to our production facilities. The distances from our main forest areas to the Luiz Antonio and Jacarei mills range from less than one kilometer to 300 kilometers with an average distance of 145 kilometers. We also use trucks owned and operated by third parties to ship finished pulp and paper products from our facilities to our customers in Brazil and other regions in Latin America or to the port of Santos. Santos is located on the coast of the state of Sao Paulo, at approximately 380 kilometers from the Luiz Antonio mill and 150 kilometers from the Jacarei mill.

         In 1998, we obtained a concession from the state government of Sao Paulo to operate a terminal and warehouse at the port of Santos, under a renewable ten-year operational lease agreement, which is noncancellable during the initial period and, if not renewed, will expire in September 2007. The lease is with CODESP, the government-owned corporation that owns and operates the port. This has facilitated our exports, as we currently load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs. Our expense in each of 2001, 2000, and 1999 was approximately U.S.$0.1 million and future annual lease payments under the CODESP lease will also be of approximately U.S.$0.1 million per year. This amount was capitalized and is being amortized over the term of the lease in equal installments. There is no contingent rent under the contract. In addition, in 2001, we rented another warehouse at the terminal in Santos in anticipation of future increases in our pulp exports as a result of the Jacarei expansion. This expanded our total warehouse area to 12,520 square meters and our total warehouse volume capacity to 38,000 tons from 28,000 tons.

Marketing and Distribution

         We sell our pulp and paper products in both the domestic and export markets. In 2001, approximately 75% of our sales volume of market pulp and 23% of our sales volume of paper products were made outside of Brazil. Our internal sales staff consists of 86 employees operating throughout Brazil. In addition, 274 employees (including 190 sales agents) are assigned to KSR, our paper distribution division.

     Through KSR and our internal sales staff, we focus on the development of close, long-term customer relationships by meeting the customer's specific requirements. We constantly seek to increase our understanding of our customers and their industries and to tailor our products to their specific needs. See "Item 5C -- Operating and Financial Review and Prospects -- Research and Development, Patents and Licenses, Etc." for a detailed description of our technology upgrades in the area of customer relationships.

         Information technology has been one of our high priority areas. To provide support for our organizational restructuring and a new stage of growth, in 2000 we upgraded our SAP R/3 management software to a more modern version available on the market. This investment further integrated our day-to-day operations and added new functions, including e-business projects, which have allowed us to quickly develop our Internet initiatives.

         Pulp

         Our internal sales staff handles substantially all of our domestic market pulp sales. We sell pulp to other Brazilian paper producers, including Industrias Klabin de Celulose e Papel S.A., or Klabin, and Fabrica de Papel Santa Therezinha S.A. We deliver this pulp by truck to our customers. In addition, after the completion of the Jacarei expansion in 2003, we will be selling substantially more market pulp abroad. In order to distribute and market this additional market pulp, we operate our own terminal at the port of Santos and we have been using local agents abroad.

         On April 2001, we incorporated VCP Exportadora, a wholly owned subsidiary formed to ensure that we are well positioned in the global market for the production of pulp and uncoated copying paper and that we maintain our position as a regional leader for coated paper in the regional market. In addition to being an important instrument in our growth, VCP Exportadora and its subsidiaries will be a major channel for forging direct relationships with customers worldwide. We also expect to form or activate additional subsidiaries abroad that will facilitate closer access to our international customers and their international financial markets and will act as vehicles for future acquisitions outside Brazil.

         Paper

         In 2001, approximately 77% of paper sales volume and 80% of net revenues were derived from the domestic market. We sell 16% of our paper products through KSR, our paper distribution division. Domestically, KSR's distribution network consists of 32 branches, which are strategically located with warehouses used for storage purposes, and a workforce composed of 190 sales agents. In 2001, KSR was the segment leader in paper distribution in Brazil, with a market share of 28% of the distribution sales. Through KSR, we sell our paper products to approximately 25,000 customers, including small printers, stationery stores and industrial companies throughout Brazil, as well as the Brazilian government. KSR also sells the products of other paper companies in areas where they do not compete with us, in both the export and domestic markets. As a result, we are able to offer a wide range of complementary products, with prompt delivery. In 2001, through KSR we had net revenues of U.S.$86 million, representing 19% of our total consolidated paper sales in the domestic market.

         Sales of our products to our domestic customers are for cash, credit or through a program called the vendor program. For purposes of this annual report, we have referred to our credit sales as the "non-vendor program."

         The vendor program is available to some of our domestic paper customers, and approximately 22% of our domestic paper sales in 2001 were made by this method. Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We, as the vendor, act as a guarantor under the arrangement with the bank so that the customer can take advantage of lower interest costs. The lower interest rate is a result of the bank typically looking to us, and not our individual customers, as the primary support for the credit risk. The vendor program is a means by which the bank essentially finances customers' purchases.

         A customer applying for the vendor program must first be approved by us. If we determine that the customer is creditworthy, the customer enters into a standard-form agreement with the bank that is providing the financing, which is guaranteed by VCP. The bank then forwards to us an amount of money equal to the purchase price of the products sold. The standard-form agreement into which the customer enters with a bank specifies loan repayment terms that are generally more favorable than prevailing market rates, as the customer receives the benefit of our financial strength through our guarantee. We guarantee full repayment of the loan and, in the event of a customer default, the bank charges our cash account for the principal amount of the loan, plus interest, 15 days after the due date of the loan. We closely monitor the collection of these amounts and are advised by the bank once amounts have been settled. If we are called to settle the obligation with the bank, we pursue the customer through legal proceedings for final settlement of amounts due to us. The accounting and management controls exercised over these "receivables" are no different from our systems in place to monitor our direct receivables due from direct sales customers. We consider this vendor program to be an important component of our sales and marketing efforts, and believe that the favorable credit terms we are able to offer our customers give us an additional competitive advantage.

         Additional tax benefits arise under this facility as the interest charged by the bank to the customer is not subject to the sales taxes that would otherwise accrue had we incorporated the finance charges into the sales value and billed the amount directly to our customer.

         Prior to October 1999, all of our customers that had good credit were allowed to purchase inventory on credit using either the vendor program or our payment terms. We reviewed the customers' payment history to determine how much credit we would extend to each customer, but, generally, the program was available to any customer that had an available credit limit and a good payment history with us. Sales made under the vendor program were on the same terms as the cash price offered to that customer. It was typically up to the customer to decide whether to pay cash, use the vendor program, or agree to the payment terms established by us.

         Under the current terms of the vendor program, the current maximum allowable term of 180 days is not extended to all customers as a matter of course. The terms depend on the customer's credit rating based on our own internal credit review and analysis as to what terms we are willing to extend to the customer in view of our guarantee to the bank. We do not allow a customer to go beyond 180 days in making a payment.

         We estimate that for 2001, 2000 and 1999, an average of approximately 15% of our total number of regular domestic customers (approximately 22%, 22% and 19%, respectively, of total sales value) obtained our guarantee for their loans. At December 31, 2001, we had 57 customers under the vendor program, with the average amount per customer based on our vendor program exposure at U.S.$1 million. Our vendor program exposure was U.S.$61 million at December 31, 2001 and U.S.$75 million at December 31, 2000.

         In October 1999, as part of our credit risk policies, we introduced more stringent credit risk criteria for the selection of customers to which we sell through the "vendor program." The selection criteria were established based on an internal credit score ranking (general and financial credit risk evaluation criteria). Once we receive and fill a sales order, we contact one of five banks with which we operate and the bank arranges the terms and conditions of payment with the customer. Since the implementation of this policy, we have reduced the customers to which we extend the vendor program from approximately 200 customers to approximately 57 customers. This reduction was made due to the decline in bank charges and interest spreads (charged to customers by the banks) in Brazil and the resulting decrease in bank financing costs available directly to our customers.

         Historically, amounts of guarantees we have paid, net of amounts recovered from customers, have been negligible. In 2001, we recovered 100% of the amounts we paid under guarantees compared with a 100% recovery in 2000, and a U.S.$1 million loss in 1999.

         We also extend credit to our customers through our own program (the non-vendor program). Customers with good credit are allowed to use either the vendor or the non-vendor program. During 2001, 22% of the total domestic sales were made through the vendor program. In addition, 78% of the total domestic sales in 2001 were made under cash sales or the non-vendor sales program. The quality of the vendor receivables and the non-vendor receivables was the same under both programs and we bore the same risk with respect to both types of receivables.

         Our customers who make purchases using credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sales price. The finance charges are recognized over the payment period and are included in financial income.

         We retain the same risk of loss on customer accounts under the vendor program that we do under our own non-vendor program. To mitigate this risk, we continuously monitor the receivables under both programs and periodically update our assessment of each customer. In addition, we continuously evaluate both vendor program receivables and our receivables for collectibility.

Competition

         The international markets for pulp and paper products are highly competitive and involve a large number of producers worldwide. As an integrated pulp and paper producer, we compete not only with other integrated pulp and paper producers but also with companies that produce only pulp or paper. Many of these producers have greater financial resources than we do. Our production levels have been, and will continue to be, small by comparison to overall world pulp and paper production, and the prices for our products will depend on prevailing world prices and other factors.

         Based on 2001 net revenues, we were the third largest Brazilian pulp and paper producer behind Klabin and Companhia Suzano de Papel e Celulose, or Suzano, but ahead of Aracruz. With respect to market pulp, we were the fourth largest Brazilian producer in terms of volume in 2001, behind Aracruz (1,272,000 tons), Cenibra-Celulose Nipo-Brasileira S.A. (792,343 tons) and Bahia Sul Celulose S.A., or Bahia Sul (408,000 tons).

         With respect to writing and printing paper, we were the largest Brazilian producer in 2001 in terms of volume (551,400 tons), ahead of International Paper (387,610 tons), Suzano (339,000 tons), Ripasa Papel e Celulose (333,193 tons) and Bahia Sul (208,000 tons). In addition, in 2001 we were a leader in Brazil in the production of certain specialty papers and carbonless and thermal paper. We have a leadership position in coated paper in Brazil with a 40% market share followed by Suzano with a 24% market share and an aggregate 16% of imports. Our main competitors in carbonless and thermal paper are located outside of Brazil.

Environmental Policies

         As part of our commitment to sustainable development, we developed one of the largest forested areas in the state of Sao Paulo, with approximately 160,000 hectares located near our industrial plants, of which approximately 30% is preserved as native forests and/or set aside for environmental recovery. In partnership with various universities, we conduct research and monitor fauna and flora of the region. We planted approximately 15,900 hectares of eucalyptus during 2001 as part of our reforestation efforts.

         In 2001, we implemented a new integrated policy for quality, the environment, health and safety, based on the following principles:

         . to fulfill the needs and expectations of investors, customers, suppliers, professionals, communities and other parties involved in our business;

         . to operate responsibly and in compliance with laws, regulations and corporate commitments;

         . to ensure the integrity, qualification and career development of our employees; and

         . to provide continuous improvement in management systems and processes, including the prevention and reduction of wastes, accidents and adverse impacts on the environment.

         We use technologies that process and bleach pulp and paper wood pulp with ozone, which minimizes water consumption and reduces effluents and organic chlorine compounds.

         We also recently developed an electronic system that monitors and coordinates all our environmental activities to facilitate operational control, management of environmental risks and compliance with legal requirements at the Jacarei plant.

         We are in the process of obtaining ISO 14001 (environmental) certification for the forestry and industrial processes at the Jacarei plant and we intend to have all our mills certified under the ISO 14000 rules in the future.

Brazilian Environmental Regulation and Investments

         The federal constitution assigns to the federal government, the states, the federal district and the municipalities the responsibility for environmental protection and preservation of the Brazilian fauna and flora. However, the authority to enact laws and issue regulations with respect to environmental protection is granted jointly to the legislative branches of the federal government, the states and the federal district. The municipalities may only issue regulations with respect to matters of local interest or to supplement federal and state laws. The state agency for pollution control in the state of Sao Paulo is CETESB -- Companhia de Tecnologia de Saneamento Ambiental. Pursuant to the pollution control laws of the state of Sao Paulo, as enforced by CETESB, the installation, construction or expansion, as well as the operation, of industrial equipment likely to cause pollution must be licensed by CETESB.

         Our operations are subject to various environmental laws and regulations issued by these authorities, including those relating to air emissions, effluent discharges, solid wastes, odor and reforestation. During 2001, 2000, and 1999, our capital expenditures relating to environmental matters were approximately U.S.$43 million (including expenses relating to the Jacarei expansion), U.S.$12 million, and U.S.$6 million, respectively. In connection with the increase in production capacity at the Luiz Antonio mill, we agreed in June 1999, at CETESB's request, to make certain investments at the mill to ensure its compliance with environmental regulations prior to June 2000. We do not expect to incur any additional significant expenditures arising from our commitment with CETESB. In addition, we do not currently anticipate significant ongoing expenditures for compliance with existing or currently proposed environmental laws and regulations. We cannot assure you, however, that the implementation of more stringent environmental regulations in the future will not require significant capital or other expenditures.

         In Brazil, individuals or legal entities who violate environmental laws can be punished by sanctions that range from fines to imprisonment (individuals) or dissolution (legal entities). Administrative sanctions that can be imposed include, among others:

         .        fines;

         .        partial or total suspension of activities;

         .        forfeiture or restriction of tax incentives or benefits; and

         . forfeiture or suspension of participation in credit lines with official credit establishments.

         We have received a number of administrative penalties, warnings and fines in the past five years for isolated violations of the maximum levels for emissions or effluents, including odors. None of these penalties has or is expected to result in payments exceeding U.S.$30,000.

Environmental Indicators

         Our operations and production processes utilize natural resources and generate liquid effluents, residual wastes and air emissions which may adversely impact the environment.

         Liquid Effluents

         Water is critical to the process of manufacturing pulp and paper. We obtain water from the rivers that flow adjacent to our mills. After the water has been used in the manufacturing process, we pass the effluents through mechanical and biological treatments before returning them to the rivers. We also have emergency lagoons and tanks that enable us to avoid releasing untreated effluents into the rivers in the event of a problem with our effluent process. Effluent characteristics are monitored constantly through chemical, physical and biological analyses. We also have a spill control system to avoid disturbances in the wastewater treatment plant.

         Each of our units uses a two-stage process to treat the effluents generated during the production process. During the first stage, solids such as fibers, clay and carbonates are removed from the effluents. During the second stage these solids undergo a biological treatment in which suspended and dissolved materials are broken down through the action of microorganisms. Our industrial units are developing alternatives that seek to reduce the consumption of water and the generation of effluents by optimizing the production process and increasing the reuse and recirculation of water. In 2001, we completed construction of a new effluent treatment system at the Jacarei mill and completed an upgrade of the effluent treatment system at the Luiz Antonio facility.

         Solid Wastes

         We have identified productive uses for a portion of the solid wastes generated during our pulp and paper production processes and have adopted the following programs for handling and disposal of such solid waste residue:

         . co-processing with ceramic manufacturing companies (Piracicaba mill);

         .        composting (all mills); and

         .        use in forests as soil correction agents (Luiz Antonio mill).

         With respect to the co-processing activities at our Piracicaba facility, we use industrial residue as the raw material to manufacture bricks, a product developed with CETESB and Esalq-Agriculture College of the University of Sao Paulo. Currently, the facility's solid waste residue is being recycled and used in ceramic factories around the city. We are presently reevaluating alternatives for the recycling of organic residue for energy purposes and installing selective waste collection and recycling systems for the common areas at all of our facilities.

         The remainder of solid wastes is either sold to third parties for use in their production processes or disposed of in sanitary landfills.

         Atmospheric Emissions

         As a byproduct of production, certain particles, or particulate emissions, are released into the atmosphere. In order to control these emissions, the sources of these emissions are fitted with control equipment such as electrostatic precipitators, multi-cyclones and gas scrubbers, which minimize or remove certain particles from the emissions. In order to control odor emissions, our Jacarei and Luiz Antonio mills use a system for collection and incineration of odiferous, diluted and concentrated gases and are outfitted with an alternative gas scrubber removal system to be used when incineration is not possible. In addition, the auxiliary boilers, which previously burned fuel oil, were adapted to burn natural gas in 2001.

         Forest Preservation

         All our wood comes from tree plantations rather than native forests. The land we manage is generally not of high enough quality to be used for other forms of agriculture. Our cultivation program seeks to preserve the health of our forests, and Brazilian law requires that at least 20% of our land either be covered with native forests or cultivated with indigenous species of trees rather than eucalyptus or pine.

         Natural Resources

         Since the 1990s we have been harvesting eucalyptus through uniform micro-propagated seedlings from carefully selected trees. The characteristics of the seedlings we select are matched to different growing regions and our products. This method allows us to (i) greatly increase forestry productivity,
(ii) comply with environmental regulations, and (iii) contribute to carbon reduction in the atmosphere.

         We set aside a portion of our forests for preservation, conservation and environmental recovery. These areas consist of either native forests or riparian buffer zones, or are maintained to satisfy specific ecological interests. We also invest in environmental studies, together with domestic and international universities, research centers and renowned consultants, in order to improve the environmental conditions of our plantations, and ensure that we protect the native fauna in the areas in which we operate. We created a program designed to protect and preserve the fauna of areas with distinctive environmental aspects. This program has been implemented at Fazenda Sao Sebastiao do Ribeirao Grande, a large private native forest in the Vale do Paraiba region, and at Varzea do Jenipapo in the Ribeirao Preto region.

Insurance

         We maintain insurance policies against a number of risks. Our mills and inventories are insured against damage caused by fires or explosion for up to approximately U.S.$1,831 million of first loss risk at December 31, 2001. However, like other forest products companies, we do not maintain insurance against fire, disease and other risks to our forests. We have taken steps to prevent fires from occurring at our forests, such as the maintenance of fire observation towers, a fleet of 13 fire engines and teams of fire-fighting personnel, which we believe are safe and cost effective methods of fire prevention. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost-effective. We do not make provisions for risks of loss from fire and other casualties. We expense for the necessary amount when the damage is incurred. We have not suffered a material loss from either fire or disease in the forests that we harvest.

         Our mills and inventories are insured against the risk of mechanical shutdowns. From July 25, 2000 to August 14, 2000, our Luiz Antonio facility experienced a shutdown in the paper segment due to an electrical failure in the electric control panel link of one of our papermaking machines, which produces most of our domestic and export cut-size paper. We halted production for 20 days while the machine was being repaired. The shutdown resulted in a production reduction of 10,200 tons of paper. We were able to control our losses through our insurance coverage and through the use of surplus inventories. We received an insurance reimbursement of U.S.$3 million in 2000 to cover the acquisition and installation of new equipment.

Overview of the Pulp and Paper Industry

         General Overview

         Pulp Industry Overview. Wood pulp is the principal ingredient in the manufacture of wood containing paper. Pulp is classified according to (a) the type of wood or fiber from which it is made, (b) the manner in which the wood or fiber is processed, and (c) whether it is bleached.

         There are two types of wood pulp that can be produced. Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch and acacia. Pulp made from hardwood such as eucalyptus has short fibers and is generally better suited to manufacturing coated and uncoated printing and writing papers, tissue and coated packaging boards. Short fibers are the best type for the manufacture of wood-free paper with good printability, smoothness, brightness and uniformity. Softwood pulp is produced using softwood trees such as pines and fir. Pulp made from softwoods has long fibers and is generally used in manufacturing papers that require durability and strength, such as kraftliner, and those requiring high opacity, such as newsprint and directory papers. We produce only hardwood pulp from planted eucalyptus trees.

         The pulp manufacturing process may determine a pulp's suitability for particular end uses. Mechanical pulp refers to pulp processed to leave in some lignin and other organic materials holding the wood fibers together. Chemical pulp refers to pulp made using chemical processes to dissolve the lignin. Among the various chemical processes for chemical pulp, the most common is the kraft process, which we use to produce our pulp. The kraft process helps to maintain the inherent strength of the wood fibers and thus produces a pulp that is especially well suited for manufacturing printing and writing papers, specialty papers and tissue.

         Bleached pulp is used for a variety of purposes, including printing and writing papers, specialty papers and tissue. Unbleached pulp is brown in color and is used in the production of wrapping paper, corrugated containers and other paper and cardboard materials. Many companies, including VCP, have been using the ECF and TCF methods in their production of bleached pulp. ECF and TCF are bleaching processes that do not utilize elementary chlorine and chlorine chemical compounds, respectively. These two processes have been developed in part to eliminate any possible carcinogenic effects attributed to the dioxins that are produced during the bleaching process and released in the water.

         As a result of the variety of wood types and processes used to produce pulp, the pulp market has become increasingly specialized in terms of technical characteristics. Hardwood and, particularly, eucalyptus pulp, exhibit many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity, grade and printability. As a result of increasing specialization, many manufacturers developed their own customized mix of pulp inputs known as "furnish" for use in their paper manufacturing. In addition, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and rely upon a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp.

         Eucalyptus is one of many types of hardwood used to make pulp. We believe that for certain uses eucalyptus pulp is superior because of the greater consistency in the quality of its fibers and because it can improve paper's opacity, formation and printability. Eucalyptus pulp has gained wide acceptance among producers of printing and writing papers in Europe and among producers of tissue papers in North America because of its softness and absorbency. In addition, eucalyptus trees generally grow straighter and have fewer branches than most other hardwood trees. This allows for dense growth, easy harvesting and decreased need for pruning.

         Paper Industry Overview. There are six major groups of paper products produced by the paper industry:

         .        newsprint paper, used to print newspaper;

         . printing and writing papers, used for a broad range of purposes, including writing, photocopying, commercial printing, business and computer forms;

         . tissue papers, used to produce tissue, toilet papers and paper towels;

         . packaging papers encompassing kraft paper, containerboard (corrugated paper and linerboard) and liquid packaging board;

         .        cardboard; and

         .        specialty papers.

         We produce printing and writing papers, specialty papers, and thermal and carbonless paper, a subcategory of specialty papers.

         Printing and writing papers are classified according to whether they are coated or uncoated, and whether the pulp from which they are made is chemically processed to eliminate lignin, called wood-free paper, or contains some lignin, called mechanical or wood-containing. We make uncoated and coated wood-free printing and writing paper.

         Printing and writing paper is sold either in reels or in packages of pre-cut sheets, called cut-size. We sell our paper in both reels and cut-size. Reels of paper are used by manufacturers of paper products such as business forms, writing pads, packaged sheets of precut paper, books and envelopes. Customers require different size reels depending on the type of machines they use. Cut-size paper is used in offices for general commercial purposes, such as photocopying and writing. There has been a general trend in recent years toward the use of standardized pre-cut sheets rather than preprinted and continuous business forms and computer paper. This trend has led many paper producers, including us, to reduce sales of reels and to integrate cutting machines in their paper mills, increasing their production of cut-size papers.

         The market for paper has a large number of producers and consumers and more product differentiation than the market for pulp. Prices for paper are cyclical but are less volatile than pulp prices. The prices for paper and paperboard have historically followed the trends of pulp prices.

         The key factors that drive paper prices are overall economic activity, capacity expansion and fluctuations in current exchange rates. Prices rose steadily from 1986 through 1989, when prices dropped because of soft international economic growth combined with excess capacity expansion. Paper prices recovered sharply, pushed by the rise in pulp prices, after having reached the trough of the cycle in March 1994, a four-month lag from pulp.

         In the second half of 1994, the international paper market tightened dramatically as accelerated economic growth in the United States and end user inventory restocking pushed demand higher despite limited capacity expansion. This tightening in the international market eased over the last several months of 1995, particularly for the commodity grades. In 1996, paper became readily available and prices started to decrease, and continued to decrease through the first quarter of 1999. Thereafter, prices for our various grades of paper have improved, reaching a peak in the first half of 2001. Thereafter, international paper prices started to decrease again but not as strongly as pulp prices decreased, due to a more consolidated and less volatile market.

         Although it is possible that market prices for paper will further decline in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner, we have been minimizing these risks by shifting our focus towards higher value-added products and by achieving a better sales mix. We are also developing the flexibility to be able to allocate sales between domestic and export markets.

         The Brazilian Pulp and Paper Industry

         Brazil is predominantly a tropical country, with approximately 90% of its territory located north of the Tropic of Capricorn. As a result, in most regions of Brazil, the soil and climate are very favorable to forest growth. In Brazil, eucalyptus trees have short growing cycles of approximately seven years, compared to 12 to 15 years for eucalyptus trees in Portugal and Spain and 25 to 70 years for other species of hardwood trees in other regions. The production of wood in Brazil, therefore, requires less time and a smaller growing area than in North America and Europe, which results in higher yields.

         Brazil's natural advantages in forestry make it one of the world's lowest cost producers of pulp, and in the last twenty years Brazil has become an important pulp exporter. Freight transportation costs to reach the international markets, which tend to be higher for Brazilian companies, are generally more than compensated for by Brazil's cost advantage in pulp production. Particular producers may have production costs significantly above or below regional averages.

         Capitalizing on its advantages in pulp production, Brazil has developed a diversified paper industry with modern technology and a potential for growth in both the domestic and export markets. In recent years, there has been a marked increase in paper consumption in Brazil, which is an important indicator of the economic development of a country. Between 1994 and 2001, the average annual rate of paper consumption increased by 5.7% per year, reaching 6,790,000 tons in 2001. We believe that the growth potential for domestic consumption is great because per capita consumption is still low in comparison with other developed countries.

         In 2001, Brazil was the eleventh largest paper producer and the seventh largest pulp producer in the world. Brazilian pulp and paper companies have made large investments over the last ten years in order to compete more effectively and on a larger scale with traditional suppliers in the international market. In addition, the technological development of the paper industry has been supported by the research efforts of major producers and financing for projects from BNDES.

         Consolidation in the Brazilian pulp and paper industry is currently under way. The table below shows the percentage of market participation of the five largest producers in terms of sales for the years indicated:

                                 -----------------------------------------------------------
                                     1997       1998        1999        2000       2001
--------------------------------------------------------------------------------------------
Brazilian Pulp Production(1)         6,331.1    6,686.9     7,209.1     7,463.3     7,390.1
Brazilian Paper Production           6,517.6    6,589.3     6,953.2     7,187.8     7,353.7
Total Pulp and Paper Production     12,848.7   13,276.2    14,162.3    14,651.1    14,743.8
Total Five Top Producers             6,262.8    6,535.3       7,086     8,099.9       9,096
% Top Five                              48.7%      49.2%       50.0%       55.3%       61.7%
--------------------------------------------------------------------------------------------

(1) Pulp numbers represent pulp volume produced.
Source: Bracelpa.

         Brazil produces both commodity grade paper, such as kraft linerboard, and more value-added paper products, such as thermal and carbonless and fiduciary paper. Brazil is self-sufficient in all types of paper, except newsprint, coated paper and certain specialty grades. The paper market is larger than the pulp market in terms of the numbers of producers, consumers and variety of products. Paper prices tend to be less volatile than prices for pulp.

         Cyclical Nature of World Pulp Prices

         World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand. From 1985 to mid 1989, market prices for bleached hardwood kraft pulp rose steadily. Beginning in 1989, the recession in North America, Europe and Japan, combined with the startup of a number of new or expanded pulp facilities, contributed to depressed prices that continued through 1993. This decline in world pulp prices to the lowest levels in 20 years (on an inflation-adjusted basis) forced a number of pulp producers out of the market. However, international demand began to recover in late 1993, with a corresponding increase in prices.

         In 1995, the international paper industry was in the second year of what is believed to be the strongest market upturn in its history. A substantial portion of the industry reported record earnings levels in 1995 due to strong demand and surging prices. Virtually all of the industry's major grades were at, or near, record price levels as a result of tight supply and intense cost pressures (particularly for non-integrated paper producers that purchase pulp and, to a lesser extent, for non-integrated pulp producers that purchase fiber).

         The key supply side factor during the 1995 upturn was an abnormally low rate of capacity expansion, a consequence of the industry's poor performance during the 1989-1993 downcycle. This low rate of capacity expansion led to a rapid tightening of markets that, in turn, caused the prices to increase sharply.

         By the last quarter of 1995, however, the international paper market began to show signs of a slow down. Some of the reasons for this slackening were a slowdown in economic growth, particularly in the United States, more readily available supplies of certain grades of paper, due to improved mill productivity and the startup of new machines, and a deceleration in end user inventory-building. By January 1996, pulp prices were falling and continued to fall through the first quarter of 1999. In the second quarter of 1999, international pulp prices began to rise and continued to rise throughout 2000. As of the third quarter of 2000, the market began to show signs of declining prices due to (i) inventory accumulation, (ii) variations in the European Union unified currency, which raised the cost of pulp for the production of printing and writing papers and (iii) the scheduled production downtime by Canadian producers, followed by U.S. manufacturers to combat growing inventory and maintain price levels. At the beginning of 2001, Brazilian manufacturers, including us, slowed pulp production in response to the drop in demand and slowdown of the economy and to maintain a balance between supply and demand.

         After reaching a peak of around U.S.$700/ton in the second half of 2000, market pulp prices continued to fall through the third quarter of 2001 primarily due to a significant drop in demand and a slowdown of the world economy in 2001. During the second half of 2001, market pulp prices were around U.S.$400/ton. In the fourth quarter of 2001, the market pulp prices began to increase as a result of the industry-wide decline in inventory as several producers scheduled production downtime in order to reduce growing inventory and maintain price levels. In the first quarter of 2002, pulp prices remained stable due to the increase in inventory to 1.9 million tons in North America and Scandinavia at the end of January. In the second quarter of 2002, due to increased demand and relatively lower inventory, prices began to increase and reached U.S.$450 per ton in the beginning of May.

         The following table sets forth market prices of pulp by quarter for the period from January 1, 1996 to

                                    [GRAPH]

December 31, 2001:

         The following table sets forth the estimated cash production costs per ton of bleached hardwood kraft market pulp pre-sold in Northern Europe, Brazil and the United States for the second quarter of 2001, for producers in the regions indicated. Cash production costs are total production costs less depreciation and depletion. Amounts have been expressed on a per ton basis in U.S. dollars, with local currencies translated at prevailing exchange rates. Particular producers may have production costs significantly above or below regional averages.

                                                           Cash Production Costs
                                                           ---------------------

              Brazil ...................................     U.S.$     163
              Indonesia ................................               165
              Sweden ...................................               243
              France ...................................               244
              Portugal .................................               246
              Spain ....................................               264
              Eastern Canada ...........................               271
              Finland ..................................               271
              Southern U.S. ............................     U.S.$     307
              --------------------------------
              Source:  Hawkins Wright.

C.       Organizational Structure

         Our operations are conducted by Votorantim Celulose e Papel S.A. as the controlling and principal operating company. We are a member of the Votorantim group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services. In 2001, the consolidated net revenue of the Votorantim group was approximately U.S.$3.3 billion under the Brazilian corporate law (unaudited), of which 20% represented pulp and paper activities. Our immediate parent company is Votocel Filmes Flexiveis Ltda., or Votocel, which is directly controlled by S.A. Industrias Votorantim, and which in turn is ultimately controlled by Hejoassu Administracao Ltda., or Hejoassu. Hejoassu is controlled by the Ermirio de Moraes Family. See "Item 4B -- Information on VCP -- Business Overview -- Our Ownership Structure."

         As of December 31, 2001, we had a 50% stake in Voto-Votorantim Overseas Trading Operations N.V. and a wholly owned subsidiary, VCP Terminais Portuarios S.A. In April 2001, we incorporated VCP Exportadora e Participacoes S.A., or VCP Exportadora, as a wholly owned subsidiary, and in the fall of 2001 we incorporated Newark.

         In order to facilitate access to our international customers and to the international financial markets, we have also established two subsidiaries in Newark VCP Trading N.V. and VCP North America Inc., to manage our exports to clients in Europe and in North America, respectively.

         On January 2, 2002, we created VCP Florestal S.A., which assumed all of our assets and liabilities relating to our forestry activities.

D.       Property, Plant and Equipment

         All of our forests and production facilities are located in the state of Sao Paulo. The state of Sao Paulo accounts for more than 35% of Brazil's gross domestic product, and is home to most of the consumers of pulp and paper products. Our forests are located an average of 210 kilometers from our pulp mills, and our facilities are located an average of 200 kilometers from Santos, the port facility that we use for most of our exporting activities. The relatively short distance between our forests, our plants and most of our domestic customers results in relatively low transportation costs.

         We own and operate two mills that produce both pulp and paper, and two mills that produce only paper. At March 31, 2002, our aggregate nominal pulp production capacity was 850,000 tons per year, and our nominal paper production capacity is 655,000 tons per year. The following table sets forth the distance between our forests and our mills, the distance of these mills to the port of Santos, and the nominal capacity of each mill.

                                          Distance from                        Pulp/Paper
                                         forest (pulp) or     Distance from     capacity
Facility                    Pulp/Paper   pulp mill (paper)   port of Santos    (tons/year)        Major Products
--------                    ----------   -----------------   --------------    -----------        --------------
Jacarei .................  Pulp/Paper          200 km            150 km      480,000/175,000   Uncoated printing
                                                                                               and writing paper;
                                                                                               coated printed and
                                                                                               writing paper
Luiz Antonio ............  Pulp/Paper          220 km            380 km      370,000/310,000   Uncoated printing
                                                                                               and writing paper;
                                                                                               offset, copier,
                                                                                               laser printing and
                                                                                               inkjet paper
Piracicaba ..............  Paper               150 km            200 km          150,000       Thermal and
                                                                                               carbonless paper;
                                                                                               coated printing and
                                                                                               writing paper
Mogi das Cruzes .........  Paper               50 km             100 km           20,000       Label paper; finish
                                                                                               foil; soap wrapping
                                                                                               board; light
                                                                                               cardboard and other
                                                                                               specialty papers

________________
Sources:  Bracelpa and VCP.

The Production Process

         Production of paper is a multi-stage process, which begins with the production of its principal raw material, pulp, from wood. Throughout the production process from wood to paper, various pulp and paper products are produced which may be converted internally into value-added products or sold.

         We employ advanced, automated harvesting equipment in our forests. On easily accessible terrain, the harvesting process involves a feller-buncher that cuts and gathers a number of trees, and lays them in bundles in the forest. Branches are removed manually using chainsaws. A skidder then carries the trees to a track area, where a log cutter removes the tops, cuts the trees into logs and loads the logs on trucks for transportation to the mill. On difficult terrain, a harvester cuts, de-limbs and debarks the trees, and then cuts them into logs and stacks them in bundles in the forest. A forwarder carries the bundles to a loading area where a loader loads the logs on trucks for transportation to the mill. Recently, we acquired a simulator to train harvest equipment operators, which lowers the number of hours dedicated to employee training in addition to reducing equipment-operating time.

         The logs are transported by truck from the forests. The logs are then taken by conveyor belt to be debarked and chipped. The chips are sent to digesters, where they are mixed with chemicals and cooked under pressure. During this process, lignin and resins are removed from the wood. The removed lignin is used as fuel for the pulp mill.

         In 2001, we introduced a new, more efficient, production process whereby wood chips for the production of pulp are produced at plantation sites using portable chipping equipment. With these new chipping machines, we will be able to carry out chipping in the forest and thereby improve tree utilization and reduce noise levels at the mill. In addition, forest residues are returned directly to the plantation soil, contributing to the recycling of nutrients. Approximately 35% of the wood required for the Jacarei mill is supplied in the form of chips directly from the forest, which is more efficient and safer.

         The unbleached pulp is then sent through the oxygen delignification process and the chemical bleaching process, traditionally using chlorine dioxide, ozone and hydrogen peroxide. The cellulose fibers are screened, pressed and dried. The dried pulp is cut into sheets and baled, resulting in market pulp. In recent years, pulp customers, particularly in Europe, have preferred pulp that is bleached with little or no chlorine compounds due to environmental concerns relating to the pulp production process, and particularly with respect to the bleaching process. This has led to growing demand for ECF pulp and, to a lesser extent, TCF pulp, which is pulp produced without any chlorine compounds. All of the phases in the pulp production process that have reduced amounts of chlorine (ECF, TCF and VCF) create effluents which are sent to an effluent treatment station where approximately 90% of the organic charge is removed.

         To produce printing and writing paper, we use 100% short-fiber eucalyptus bleached pulp. Once in the paper mill, the pulp is sent to refiners, which increases the level of resistance of the fibers for the production of specific grades of paper. Materials are a process then added to the refined pulp to strengthen and improve the quality of the paper. These additives include synthetic glue and precipitated calcium carbonate (the alkaline process). The mixture is pumped to the paper machine where the paper is pressed and dried. Finally, the resulting paper is sent to be finished in accordance with client specifications.

Eucalyptus Forests

         All of our hardwood supplies come from approximately 160,000 hectares of land located in the state of Sao Paulo. We own approximately 103,000 of these 160,000 hectares; of the remaining 57,000 hectares, we lease 20,000 from third parties and 37,000 hectares from other companies of the Votorantim group. The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles. The lease payments are equivalent to 30% of the market value of the wood produced on the property and are payable after each harvest.

         As of December 31, 2001, we owned or leased approximately 150 different tracts of forests for cultivation, making our wood supplies relatively dispersed. The forests are located an average of 210 kilometers from our pulp mills. In order to reduce the average distance from our forests to our mills, we did not renew the leases of forests which were relatively far from our mills and, instead, have purchased forests which are closer to our mills. Of the 160,000 hectares of land devoted to forestry operations, 110,000 hectares are currently used for the planting of trees to supply pulp production, and approximately 15,000 hectares have been used in the construction of roads, research and development and other activities. Brazilian law requires that at least 20% of the land we own either remain uncultivated or planted with indigenous species of vegetation.

         While the dispersion of our forest land entails some additional costs, we believe that it significantly reduces the risks of fire and disease. We also seek to minimize fire risk by maintaining a system of fire observation towers and a fleet of 13 fire engines, all of which are manned by members of our fire-fighting teams. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost effective. We therefore assume all risks of loss from fire and other casualties. In addition, we annually treat certain of our forests to prevent tree destruction by ants. We have never suffered a material loss from either fire or disease in forests that we harvest.

         In 2001, our planting program covered almost 16,000 hectares. We grew approximately 25 million seedlings at our nurseries, all of which were planted in our forests. Forests used to supply the Luiz Antonio mill typically yield between 40 and 45 cubic meters of pulpwood per hectare per year, while forests supplying the Jacarei mill generally yield between 45 and 55 cubic meters of pulpwood per hectare per year. One of the most important factors with respect to yield is the climate of the forests. We believe that the state of Sao Paulo provides an excellent climate for growing eucalyptus trees, with ample amounts of both sun and rain. Eucalyptus trees grow to an average height of approximately 76 feet in seven years, at which time they are harvested.

         To develop our eucalyptus forests, we select seedlings after strict testing, which are denominated as clones and enter into the production process. We operate three nurseries for seedling production. We use both seeds and seedlings cloned from rooted cuttings, a method also known as "vegetative propagation," to carry out the planting of our eucalyptus trees. In 2001, approximately 95% of our planting activities were conducted through vegetative propagation, with the remaining 5% conducted using seeds. Vegetative propagation results in trees with wood fibers that are extremely homogeneous and permits the propagation of trees with the most favorable genetic characteristics for pulp production. These favorable characteristics include growth rate, quality of wood fibers, resistance to disease, "self-pruning" trees with fewer branches, and significantly less bark per cubic meter. Greater tree standardization provided by cloning also allows for increased mechanization in tree felling and transportation, and makes it easier to adjust equipment and machinery to topographical conditions.

Jacarei expansion

         The Jacarei expansion will increase the annual pulp production capacity at the Jacarei mill by approximately 530,000 tons for an estimated cost of approximately U.S.$550 million, which will increase the current joint capacity of the pulp lines from 850,000 to 1.4 million metric tons per year. The new processes will use the existing production to create ECF, improve environmental performance of the mill, and reduce water consumption per ton. We expect that the additional pulp production will be sold primarily outside of Brazil.

         As of December 31, 2001, we had invested U.S.$206 million in the Jacarei expansion, and we expect to invest approximately U.S.$344 million until the completion of the Jacarei expansion. BNDES disbursed R$141 million (equivalent to U.S.$56 million) to finance part of our investment in the Jacarei expansion. The Jacarei expansion should be completed by January 2003. The project involves the construction of a new woodyard, completed in 2001, and also includes the following, all of which are to be completed in 2002:

         .   improvement of the cooking and washing process;

         .   installation of a new fiber line;

         .   installation of a new pulp drier;

         . installation of a new liquor recovery system (including a new boiler); and

         .   addition of a new effluent treatment system.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under "Item 3A -- Key Information -- Selected Financial Data." This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation, those set forth in "Item 3D -- Key Information -- Risk Factors" and the matters set forth in this annual report generally.

Overview

         We produce pulp and paper products in Brazil, including wood-free printing and writing papers and specialty papers. In 2001, we sold approximately 57% of our products in terms of volume, consisting mainly of market pulp, printing and writing paper (coated and uncoated, wood free and wood containing), and specialty papers to Brazilian customers, and the remaining 43% consisting mainly of market pulp and printing and writing paper to the international markets.

         The following table shows a breakdown of net operating revenues by each of our product segments.

                                           Year Ended December 31,
                                   ---------------------------------------
                                        2001     2000       Variation
                                        ----     ----       ---------
                                     (U.S.$ in millions)

        Pulp ....................       $143     $207        (30.9%)
        Paper ...................        511      567        ( 9.9%)
                                        ----     ----
        Total Net Sales .........       $654     $774        (15.5%)
                                        ====     ====

         In 2001, net consolidated operating pulp revenues were U.S.$143 million and paper revenues were U.S.$511 million, a decrease of 31% and 10%, respectively, from 2000. This decrease resulted mainly from the decrease in average prices of pulp and paper of 31% and 16%, respectively, partially offset by an increase of 8% in total volume of paper sold.

         Pulp -- We produce bleached eucalyptus pulp, part of which we sell domestically and internationally, and the remainder of which we use for our paper business. In 2001, our sales of pulp have decreased in terms of revenues as a percentage of our total net sales, from approximately 24% in 1999 and 27% in 2000 to 22% in 2001, as a consequence of a sharp decline in international pulp prices. Over this period, as part of our strategy to further expand our presence in the international pulp market, our exports of market pulp as a percentage of our total sales of market pulp have increased in terms of volume, from approximately 71% in 2000 to 75% in 2001. Conversely, domestic sales of market pulp as a percentage of our total sales of market pulp have decreased in terms of volume, from approximately 29% in 2000 to 25% in 2001. We expect to increase our pulp revenues and volume as a percentage of our total sales, especially in exports, in the 2002 to 2005 period, due to our Jacarei expansion.

         Paper -- We produce paper for the domestic and international markets. As part of our strategy for paper products, we have continued to increase the proportion of our sales of value-added products, coated, thermal and carbonless and other specialty papers, and continued to increase our market share in the domestic market. Over the past three years, the percentage of our net sales of coated, thermal and carbonless and other specialty papers in relation to our total net sales for paper was 46% in 1999 and 2000, and 47% in 2001. Our market share in the domestic market for thermal and carbonless and other specialty papers is estimated to be 47% in 1999 and 2000, and 53% in 2001, according to Bracelpa. We have increased production of coated paper to expand our domestic market share, as imports have been less competitive since the devaluation of the real. Between 1999 and 2000, our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume declined from 27% to 20%. In 2001, the percentage increased to 23% because we took advantage of the opportunity to sell a greater volume of our paper at higher prices in the international market due to the devaluation of the real, and also because of the weaker demand in the domestic market due to lower consumption in Brazil.

         We have sought to increase the proportion of our production of value-added paper products, which have higher margins, using various strategies:
(i) in the domestic market, we increased the proportion of our product mix devoted to coated, chemical and specialty papers, focusing on specific segments of the market; and (ii) in the export market, we increased sales of uncoated papers, especially cut-size, which became more competitive in prices due to the devaluation of the real. We have also increased our volume of sales of pulp in the export markets in order to capitalize on the lower costs of producing pulp in Brazil. After the completion of the Jacarei expansion, we expect to benefit from lower costs, resulting from economies of scale with higher pulp production and from our low transportation costs relative to other producers, and because fixed costs will not increase at the same rate as sales volumes. See "Item 4B -- Information on VCP -- Business Overview -- Our Business Strategy." We have also responded to the increased demand in the international market by expanding our pulp exports, which we sell in U.S. dollars. These U.S. dollar sales also serve as a partial natural hedge against possible unfavorable exchange rate variations for our cash flow purposes.

         In 2001, we exported pulp to North America, which comprised approximately 38% of total pulp exports; to Europe, which comprised another 38%; and to the Middle East and Asia, which comprised 24% of total pulp exports in terms of volumes. In 2001, we exported paper principally to North America, which comprised approximately 38% of total paper exports, to Latin America, which comprised another 30%, to Europe, which comprised another 26%, and to other areas, which comprised another 6% of total paper exports in terms of volume. See "Item 4B -- Information on VCP -- Business Overview -- Our Products."

Prices

         Pulp -- Our pulp operations are affected by prevailing world market prices for pulp, the amount of pulp produced and sold worldwide, and the pulp requirements of our paper business. The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical and subject to significant fluctuations over relatively short periods of time. The price of pulp is impacted by the U.S. dollar, with domestic sales denominated in reais and export sales denominated in U.S. dollars. After reaching a peak in the middle of 1995, pulp prices began to fall, and continued to fall through the first quarter of 1999, due to a significant drop in demand for wood-free papers; however, pulp prices began to increase in the second quarter of 1999 and have continued to increase through the third quarter of 2000. After reaching a peak of around U.S.$700 per ton in the second half of 2000, market pulp prices continued to fall through the third quarter of 2001, primarily due to a significant drop in demand and a slowdown of the U.S. economy in 2001. During the second half of 2001, market pulp prices were around U.S.$400 per ton. In the fourth quarter of 2001, market pulp prices began to increase because industry-wide inventory presented a decline due to several producers that scheduled production downtime, as a way to reduce growing inventory and to maintain price levels. In the first quarter of 2002, pulp prices stabilized due to the increase in inventory to 1.9 million tons in North America and Scandinavia at the end of January. In the second quarter of 2002, due to increased demand and relatively lower inventory, pulp prices began to increase and reached U.S.$450 per ton in the beginning of May. As prices declined, older pulp facilities in North America and Europe are decommissioned, which reduced world pulp supplies and inventory levels. The average Free on Board, or FOB, price per ton for our export sales of bleached eucalyptus market pulp was U.S.$382 in 2001, U.S.$579 in 2000, and U.S.$413 in 1999. In the fourth quarter of 2001, prices decreased to U.S.$329 per ton, and in the first quarter of 2002, pulp prices declined to U.S.$319 per ton due to decreased economic levels in the United States, Europe and Asia. Since then, the FOB price has been increasing for our exports of bleached eucalyptus.

         The following table sets forth market prices of pulp per quarter from the period from January 1, 1999 to

                                    [GRAPH]

December 31, 2001:

         Paper -- Our paper operations are affected primarily by demand for paper in Brazil and by Brazilian economic conditions and, to a lesser extent, international paper prices. Although prices for uncoated printing and writing paper are generally linked to international prices, a high proportion of our sales of these products is comprised of cut-size paper, the price of which is not as heavily affected by international prices. In addition, we sell a major portion of our cut-size paper in the retail market, in which we can charge a higher price than in the commercial market. Our prices for coated, thermal and carbonless and other specialty papers are not directly affected by international prices due to freight and other variables. Total tariffs of 18% on imported coated paper products allows us to pursue a favorable pricing policy. Following the devaluation of the real in January 1999, we increased our domestic prices in 1999, 2000 and 2001, partly in response to the increase in the prices for imported paper, which are priced in U.S. dollars.

         The following table sets forth market prices of cut-size paper and printing and writing paper by quarter for the period from January 1, 1999 to December 31, 2001:

                                    [GRAPH]

         Market prices for paper may decline in the future, or there may not be sufficient demand for our products to enable us to operate our production facilities in an economical manner. In response to the cyclical nature of the paper market, we have increased our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers, which are less subject to cyclical price variations.

Costs and Operating Expenses

         Our principal costs of production are incurred in reais and consist of materials (primarily wood and chemicals), labor and depreciation costs. Our business is capital intensive, and a portion of our costs is fixed. We seek to maintain high capacity utilization rates to benefit from economies of scale and production efficiencies resulting from the operation of large, efficient production facilities and machines. As a percentage of net sales, selling and marketing expenses were 9% in 2001, 7% in 2000, and 11% in 1999. We paid up to 5% of FOB price to export and shipping agents, which varies by geographic region and responsibilities. General and administrative expenses, as a percentage of net sales, increased to approximately 5% in 2001 from 4% in 2000, mainly as a result of the increase of external consulting expenses.

Financial Income

         We derive financial income from several sources, including interest on cash and cash equivalents and held-to-maturity investments. We have traditionally derived financial income from accessing low cost foreign-currency financing and investing the proceeds in higher-yielding Brazilian financial instruments. The unrealized gains from foreign currency and interest rate swap contracts are recorded on our balance sheets as receivables and in our statements of income in "Foreign exchange losses, net." We enter into these arrangements to reduce our exposure resulting from a possible devaluation of the real in relation to the U.S. dollar, since a high proportion of our debt is denominated in U.S. dollars and the majority of our cash is generated in reais. Financial income was U.S.$71 million in 2001, U.S.$94 million in 2000 and U.S.$106 million in 1999. See "-- Brazilian Economic Environment" and "Item 5B -- Liquidity and Capital Resources -- Capital Expenditures -- Financial Strategy."

Financial Expenses

         We incur financial expenses from several sources, including short-term debt and long-term debt. We seek long-term financing to fund our projects which are generally of a long-term nature and for other purposes. Short-term debt is comprised of only U.S. dollar-denominated working capital from commercial banks and short-term secured loans. Long-term debt consists of both U.S. dollar- and real-denominated debt. Financial expenses were U.S.$39 million in 2001, U.S.$65 million in 2000 and U.S.$93 million in 1999. We derive profits from the arbitrage when we borrow funds in U.S. dollar-denominated liabilities and invest in real-denominated assets despite the hedging costs involved. See "Item 5B -- Liquidity and Capital Resources."

Discussion on Critical Accounting Policies

         Critical accounting policies are those that are both important to the portrayal of our financial condition and results and require our management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

     .        revenue recognition and accounts receivable;

     .        goodwill, intangible assets and amortization;

     .        forest development costs and impairment tests;

     .        deferred taxes; and

     .        tax contingencies.

     Revenue Recognition and Accounts Receivable

     We recognize revenue and associated costs of sales at the time our products are shipped to our customers, which is the moment title also passes and the revenue cycle is complete.

     Discounting of Short-term Receivables and Interest Income

         Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price at date of sale. The finance charges are recognized over the payment period and are included in financial income, and accounts receivable from these transactions, including short-term receivables, are discounted to present value.

         Vendor Program

         Some of the sales of our products to certain of our customers are performed through a program called the "vendor program," where the purchases from us are financed by a bank that has established a direct financing program.

         Under the vendor program, the bank (1) finances the customers' purchases (by making a payment to us on behalf of the customers in cash equal to the amount of the purchase price payable by the customers) and (2) obtains from us in a separate agreement a guarantee providing for the payment by us in the event that the relevant customer fails to pay the bank. No separate fee is received by us for the guarantee.

         Under the vendor program, a separate note agreement exists between the bank and the customer, and the customer is considered to be the primary obligor in that note agreement. Under our guarantee contract with the bank, we are considered a secondary obligor of a specified percentage of the amount that the bank finances for the customer.

         Although the "receivables" are payable by our customers directly to the banks under the vendor financing program, we closely monitor the collection of these amounts and are advised by the bank once amounts have been settled. In the event of a default by a customer under the vendor financing program with the bank, the bank will charge, pursuant to the guarantee, our checking account established with the bank in the amount of the default. Accordingly, during the period of the guarantee, we assess any contingent liabilities which may arise from the guarantee.

         Under the vendor program, we recognize revenue as the goods are shipped to our customers, which is the moment title also passes and the revenue cycle is complete.

         Allowance for Doubtful Accounts

         The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses; no adjustment is made to net sales revenue. Our accounting policy for establishing the allowance for doubtful accounts reserve is summarized as follows:

         . all overdue invoices over R$100,000 (equivalent to U.S.$43,000 at the March 31, 2002 exchange rate) are individually analyzed by our accounting department in connection with the legal, collection and credit departments, in order to measure the amount of the probable expected losses, and consequently, determine the allowance for doubtful accounts to be recorded; and

         . overdue invoices of less than R$100,000 are reviewed by our collection and credit department in order to identify probable losses to be recorded based on our knowledge of the customers credit history and current situation.

         Goodwill, Intangible Assets and Amortization

         We acquired 28.0% of the voting capital and 12.35% of the total capital of Aracruz on November 1, 2001, for approximately U.S.$370 million, generating an excess of the cost of our investment in Aracruz over our portion of the underlying fair value of the net assets (excluding any possible adjustments for fair value of property, plant and equipment and intangible assets) amounted to U.S.$155 million of goodwill. Financial Accountant Standards Board Statement, or SFAS No. 142, "Goodwill and Other Intangible Assets" was applied in connection with our acquisition, and no amortization of the goodwill generated as a result of this acquisition has been recorded.

         SFAS No. 142 establishes as the reporting unit for impairment test purposes. Once a purchase transaction is consummated, all assets and liabilities of the acquired company - including goodwill - are allocated to one or more reporting units. No goodwill remains at the enterprise-level for this purpose. Goodwill is then tested for impairment based upon the fair value of the company's reporting units.

         While neither goodwill nor indefinite-lived intangible assets are amortized, they are treated differently for annual impairment testing purposes. Goodwill is tested for impairment at the reporting unit level and indefinite-lived intangibles are tested for impairment individually, based upon any excess of asset's book value over its fair value.

         In accordance with SFAS No. 142, as from January 1, 2002, we annually assess the impairment of identifiable intangibles, long-lived assets and related goodwill and enterprise level goodwill or whenever events or changes in circumstances indicated that the carrying value may not be recoverable. Factors which in our view could have triggered an impairment review included the following:

         . significant underperformance relative to expected historical or projected future operating results of entities acquired;

         . significant changes in the manner we use the acquired assets or the strategy for our overall business or use of tradenames; or

         .        significant negative industry or economic trends.

         When we determine that the carrying value of intangibles, long-lived assets and related goodwill and enterprise level goodwill may not be recoverable based upon verification of one or more of the indicators of impairment listed above, we then measured any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

         Forest Development Costs and Impairment Tests

         Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and on-going maintenance costs are capitalized as incurred. Until December 31, 2000, forests were normally harvested three times over a twenty-one year period, and we amortized 60% of accumulated costs at the time of the first harvest, 26% of accumulated costs through the first harvest and 65% of costs incurred since the first harvest at the time of the second harvest, and the remaining costs at the time of the third harvest. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning on January 1, 2001, for new project areas, we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest. Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a straight-line basis over five years.

         Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" and SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of," require companies to periodically evaluate the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from those asset groups are separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

         Deferred Taxes

         We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate. Due to our enrollment in the Tax Recovery Program (REFIS) we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pretax income. For 2002 and 2001, we have elected to calculate and pay our income taxes based on the provisions of REFIS.

         Tax Contingencies

         We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes which we do not believe are due. As discussed in note 11 to our audited financial statements as at and for the year ended December 31, 2001, we have accrued our estimate of the costs for the resolution of these claims when we consider loss of our claim to be probable. The tax contingencies relate primarily to value-added sales and excise taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

Brazilian Economic Environment

         Our results of operations and financial condition, as reported in our financial statements, have been affected by the rate of Brazilian inflation and the rate of devaluation of the Brazilian currency against the U.S. dollar.

         Effects of Inflation and Impact of Real Plan. Since the introduction of the real as the Brazilian currency in July 1994, inflation was controlled until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, such as those prior to the introduction of the real (when inflation rates reached approximately 80% a month in March 1990), wages in Brazilian currency tended to fall because salaries typically did not increase as quickly as inflation. The effect was a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the Real Plan resulted in increased spending on consumer goods (including paper), higher real income growth, increased consumer confidence and the increased availability of credit. It also resulted in relatively higher labor costs.

         The table below shows the Brazilian general price inflation (according to the IGP-DI), devaluation of the real against the U.S. dollar and the period-end exchange rate and average exchange rates for the periods shown:

                                                                          Year Ended December 31,
                                                            --------------------------------------------------
                                                             2001           2000           1999          1998
                                                            ------         ------         ------        ------
Inflation (IGP-DI) ........................................    10%            10%           20%            2%
Devaluation of the real/(1)/ vs. U.S. dollar ..............    18%             9%           48%            8%
Year/period-end exchange rate -- U.S.$1.00/(1)/ ............ R$2.32         R$1.96         R$1.79        R$1.21
Average (daily-weighted) exchange rate/(2)/ -- U.S.$1.00 ... R$2.35         R$1.83         R$1.81        R$1.16

________________
(1)  The real/U.S. dollar exchange rate at May 15, 2002 was 2.5117.
(2) The average (daily-weighted) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.

Source: Central Bank and Fundacao Getulio Vargas.

         Effects of Exchange Rate Variation and Inflation on Our Financial Condition and Results of Operations. The devaluation of the real has had and will continue to have multiple effects on our results of operations. Our statements of operations expressed in reais are translated to U.S. dollars at the average rate for the relevant period. The amount in U.S. dollars for the relevant period in the statements of operations will be reduced at the same rate as the real has devalued in relation to the U.S. dollar over the period to which it is being compared.

         Based on transactions and balances as at and for the year ended December 31, 2001, various indicators are as follows: 47% of our cash and held-to-maturity investments balances were in reais; as discussed under "Item 11 -- Quantitative and Qualitative Disclosures About Market Risk," generally our sales prices do not react immediately to a change in exchange rates; approximately 68% of our sales were determined in reais; approximately 95% (estimated) of our cost of sales and 75% (estimated) of our operating expenses were incurred in reais.

         Although we present our financial statements in U.S. dollars, our functional currency is the real. Before 1998, we were required under SFAS No. 52 to use the U.S. dollar as our functional currency because of the highly inflationary conditions in the Brazilian economy. Based on guidelines accepted by the U.S. Securities and Exchange Commission, we concluded that, as of January 1, 1998, the Brazilian economy was no longer highly inflationary because the increase in the general price index had been less than 100% over the previous three years. Accordingly, beginning in 1998, we changed our functional currency to the real because, in accordance with SFAS No. 52, a company operating in an environment that is not highly inflationary is obligated to use the currency of its operating environment as its functional currency. Since we adopted the real as our functional currency in 1998, the devaluation has had the following additional effects on our results of operations:

         . the translation effects of our U.S. dollar transactions (cash, cash equivalents, held-to-maturity investments, loans and the unrealized gains and losses from foreign currency and interest rate swap contracts, among others) are recorded in our statements of income. These effects were not previously recorded when we measured our results of operations using the U.S. dollar as our functional currency. In our 1999 statement of income, we recorded a U.S.$69 million net foreign exchange loss. In 2000, we recorded U.S.$14 million as net foreign exchange loss. In 2001, we recorded U.S.$8 million net foreign exchange loss.

         . our non-monetary assets, primarily inventories and property, plant and equipment, are no longer translated upon acquisition using historical U.S. dollar rates and fixed in U.S. dollars. Therefore, any depreciation of the real against the U.S. dollar will be reflected as a charge directly to shareholders' equity, including the decrease in book value of property, plant and equipment in reais when translated to U.S. dollars. These currency translation effects are beyond our management's control. Accordingly, in our statement of changes in shareholders' equity for 1999, we recorded a U.S.$438 million charge directly to shareholders' equity, without affecting net income, to reflect the devaluation of the real against the U.S. dollar of approximately 48%. In 2000, we recorded the same effect in the amount of U.S.$107 million to reflect the 9% devaluation of the real against the U.S. dollar. In 2001, we recorded this effect in the amount of U.S.$179 million to reflect the 18% devaluation of the real against the U.S. dollar.

         For further information on the effects of the change in functional currency on the presentation of our financial information, see note 2(a) to our consolidated financial statements.

         Additionally, inflation and exchange rate variations have had, and may continue to have, effects on our financial condition and results of operations. One significant effect of inflation and exchange rate variations on us concerns our costs and operating expenses. Our cash costs (i.e., costs other than depreciation and depletion) and operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and service providers generally increase prices to reflect Brazilian inflation. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our costs and operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. If the rate of appreciation of the U.S. dollar exceeds the rate of inflation, then, as expressed in U.S. dollars, our costs and operating expenses may decrease, and (assuming constant U.S. dollar sales prices) our profit margins increase.

         The devaluation of the real in 2000 and 2001 had the following favorable effects, among others, on our financial condition and results of operations when expressed in reais:

         . The 9% devaluation of the real during 2000 increased the sales proceeds of our export products, when measured in reais, although without a corresponding increase in U.S. dollar sales revenue. This effect is reflected in our improved net cash flow from operating activities that increased from U.S.$205 million in 1999 to U.S.$381 million in 2000. Of our total export revenues, 40% are U.S. dollar-denominated.

         . The 18% devaluation of the real during 2001 increased the sales proceeds of our export products, when measured in reais, although without a corresponding increase in U.S. dollar sales revenue. This effect is reflected in our cash flow from operating activities of U.S.$234 million, although it was partially offset by the reduction of international prices of pulp and paper.

         . Our exports, which represented 31% of our total net revenues in 2000 and 32% in 2001, have enjoyed higher margins following the devaluation of the real, because exports are U.S. dollar-denominated while our costs are in reais, which has increased our ability to adopt an aggressive competitive strategy in the international markets in the event we increase production capacity.

         . Because the price of pulp in Brazil traditionally has followed the international price of pulp in U.S. dollars, the price in reais increases for sales to the domestic market when the real devaluates against the U.S. dollar, generating additional revenues. However, this additional revenue in reais also generated additional revenue when reported in U.S. dollars.

         . Increases in prices of supplied products and services did not have a significant impact on our costs and operating expenses during 2000 and 2001. Because our costs and operating expenses are generally in reais, the devaluation had the effect of decreasing these costs when reported in U.S. dollars.

         . Because the devaluation of the real increased the price of imported paper products in reais, we increased our competitiveness in the domestic market, mainly for coated paper.

         The devaluation of the real impacts the amount available for distribution to our shareholders when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under the Brazilian corporate law will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses, which are included in the results of operations determined under accounting principles set forth under the Brazilian corporate law and which affect the amount of unappropriated earnings available for distribution. In 2001, on a consolidated basis, we and our subsidiaries recorded under accounting principles set forth under the Brazilian corporate law foreign exchange losses (including gains from foreign currency swaps) of R$12 million (equivalent to U.S.$5 million); R$21 million (equivalent to U.S.$11 million) in 2000; and R$116 million (equivalent to U.S.$64 million) in 1999.

         We have entered into financial instruments to hedge our U.S. dollar-denominated debt. We believe entering into these financial instruments partially protected our net assets from the real devaluation in January 1999. Although our U.S. dollar-denominated debt totalled U.S.$753 million at December 31, 1998, we recorded a net foreign exchange loss of only U.S.$69 million in 1999 while the real devalued by 48%. Our foreign currency and interest rate swap contracts, entered into to offset losses generated by our dollar loans, have been effective in protecting us from the significant losses which would otherwise have been recorded in income at the time of the devaluation. Although 89% of our debt at December 31, 2000 was U.S. dollar-denominated, the sales proceeds from our exports provide us with a partial natural hedge in terms of our cash flows against possible unfavorable exchange variations. The higher level of U.S. dollar-denominated debt when expressed in reais will generate a higher level of interest expense in reais. In July 1999, we modified our treasury policy in order to decrease our exposure to the U.S. dollar. This policy resulted in a foreign currency exposure position in which our U.S. dollar-denominated assets and the unrealized gains from foreign currency and interest rate swap contracts, denominated in U.S. dollars, exceed our U.S. dollar liabilities by approximately U.S.$61 million as at December 31, 1999. See " --Item 5B -- Liquidity and Capital Resources -- Capital Expenditures -- Financial Strategy." We recorded a net foreign exchange loss of only U.S.$8 million in 2001 while the real devalued by 18%. See "Item 5B -- Liquidity and Capital Resources -- Capital Expenditures -- Financial Strategy."

         Effects of International Crises on the Brazilian Economy. International crises have adversely impacted the Brazilian economy from time to time. For example, the 1997 Asian crisis and the 1998 Russian crisis contributed to the need for the Central Bank to devalue the real in the beginning of 1999. In 2000, Brazilian financial markets were negatively affected by the volatility on the U.S. Nasdaq markets and the decline in values in the technology sector. In 2001, the Brazilian economy was negatively affected by the country's energy crisis, the Argentine political and economic crisis and the terrorist attacks of September 11.

A.       Operating Results

Results of Operations

         The following table sets forth certain items derived from our statements of income for the years indicated:

                                                                                        Year Ended December 31,
                                                                                   ---------------------------------
                                                                                      2001         2000       1999
                                                                                   --------      ---------  --------
                                                                                          (U.S.$ in millions)
Net sales .................................................................        $    654      $    774   $    588
Cost of sales .............................................................            (344)         (371)      (322)
                                                                                   ---------     ---------  --------
     Gross profit .........................................................             310           403        266
Selling and marketing expenses ............................................             (56)          (58)       (62)
General and administrative expenses .......................................             (32)          (33)       (27)
Other operating (expenses) income, net ....................................              (5)            2         (1)
                                                                                   ---------     ---------  ---------
     Operating profit .....................................................        $    217      $    314   $    176
                                                                                   ========      =========  =========

         The following table sets forth certain items derived from our statements of income as a percentage of net sales for the years indicated (certain totals may not agree due to rounding):

                                                                                        Year Ended December 31,
                                                                                   ---------------------------------
                                                                                     2001          2000       1999
                                                                                   --------      -------    --------
Net sales .................................................................           100%         100%       100%
Cost of sales .............................................................           (53)         (48)       (55)
                                                                                      ----        -----       ----
     Gross margin .........................................................            47           52         45
Selling and marketing expenses ............................................            (9)          (8)       (11)
General and administrative expenses .......................................            (5)          (4)        (5)
                                                                                      ----        -----       ----
     Operating profit .....................................................            33           40         30
Financial income ..........................................................            11           13         18
Financial expenses ........................................................            (6)         (10)       (16)
Foreign exchange losses, net ..............................................            (1)          (1)       (12)
Gain on sale of investee ..................................................           ----          --          2
Income tax expenses .......................................................            (9)         (10)        (6)
Cumulative effect of accounting change, net of tax ........................             1           --         --
                                                                                      ----        -----       ----
     Net income ...........................................................            29%          32%        17%
                                                                                      ====        =====       ====

         Financial Data for Each of Our Segments. We operate in two business segments: pulp and paper, which together account for 100% of our sales. The following table sets forth, by reportable segment, our net sales as determined in accordance with U.S. GAAP:

                                                                                        Year Ended December 31,
                                                                                   ---------------------------------
                                                                                      2001        2000        1999
                                                                                   --------    ---------   ---------
                                                                                          (U.S.$ in millions)
Revenue from customers:
     Pulp .................................................................        $   143      $   207    $   140
     Paper ................................................................            511          567        448
                                                                                   --------    ---------   ---------
         Total net revenues ...............................................        $   654      $   774    $   588
                                                                                   ========    =========   =========
Pulp revenue (including intersegment sales) ...............................        $   326      $   435    $   316
Paper revenue .............................................................            511          567        448
                                                                                   --------    ---------   ---------
     Total revenues (including intersegment sales) ........................            837        1,002        764
Segment elimination-- intersegment revenue ................................           (183)        (228)      (176)
                                                                                   --------    ---------   ---------
     Total net revenues ...................................................        $   654      $   774    $   588
                                                                                   ========    =========   =========

         For further information on our segments, see note 13(a) to our consolidated financial statements.

         The following table sets forth certain of our sales volume information for pulp and paper for the periods indicated:

                                                                                          Year Ended December 31,
                                                                                     --------------------------------
                                                                                       2001         2000       1999
                                                                                     -------      -------     -------
                                                                                           (in metric tons)
Pulp
Sales volume to customers:
     Domestic .................................................................       85,057      100,314      84,095
     Export ...................................................................      257,509      240,278     231,693
                                                                                     -------      -------     -------
         Total ................................................................      342,566      340,592     315,788
                                                                                     =======      =======     =======

Paper
Sales volume to customers:
     Domestic:
         Printing and writing .................................................      356,059      337,340     298,582
         Thermal and carbonless ...............................................       52,446       49,061      43,403
         Other specialty paper ................................................       28,388       38,076      27,502
                                                                                     -------      -------     -------
              Total ...........................................................      436,893      424,477     369,487
     Export
         Printing and writing .................................................      131,749      105,046     137,214
         Thermal and carbonless ...............................................          755            -           -
                                                                                     -------      -------     -------
                                                                                     132,504      105,046     137,214
                                                                                     -------      -------     -------
              Total ...........................................................      569,397      529,523     506,701
                                                                                     =======      =======     =======

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Introduction

         After the first quarter of 2001, Brazil's optimistic projections were impacted by the unfavorable global environment and marked by uncertainty resulting from the economic slowdown in the major international markets in the aftermath of the September 11 terrorist attacks, and regionally due to the Brazilian energy crisis and the ongoing Argentine crisis. This environment and the high level of inventories affected the pulp market, with the international price of pulp decreasing by 40% during the first half of the year and remaining at those levels during the first quarter of 2002. Domestically, we also faced the unexpected energy rationing program which, together with the reduced GDP growth, created instability in the exchange rate market and overall macroeconomic conditions, devaluation of the real by 18% throughout the year and a reduction in internal consumption of paper.

Net Sales

         Our flexibility in adapting to adverse market conditions by capitalizing on competitive advantages and by optimizing the market allocation of our products enabled us to increase sales volume in all quarters of the year when compared to the same quarters of 2000. However, lower prices in U.S. dollars - mainly due to international pulp prices and the devaluation of the real - impacted net revenue, which decreased by 16% in 2001 to U.S.$654 million from U.S.$774 million in 2000. The decrease was primarily due to a 19% decrease in average prices, partially offset by a 5% increase in the volume of sales. Approximately 68% of our sales were in the domestic market. Of our revenues, 78% related to sales of paper and 22% related to sales of pulp compared with 73% and 27%, respectively, in 2000.

         Net Sales to Customers -- Pulp. In the pulp business we concentrated on exports, where a favorable exchange rate partially compensated for declining prices. Net sales attributable to pulp decreased by 31% to U.S.$143 million in 2001 from U.S.$207 million in 2000. This decrease was mainly due to a decrease of 31% in the average prices of pulp, which resulted from very high international inventories due to the weak demand by

European, American and Asian paper producers. Pulp exports constituted 75% of both revenues and volume of sales in 2001, against 71%, in 2000.

         Net sales in the domestic market decreased by 39% also due to a decrease in domestic sales volume and in average price. We reduced sales in the domestic market and increased our export volumes in order to take advantage of the favorable international prices. The revenues from sales of pulp in the domestic market decreased from 29% in 2000 to 25% in 2001.

         Net Sales to Customers -- Paper. In the paper business, we were able to increase export volumes by 26%, primarily due to uncoated paper exports, while also increasing domestic sales volume by 3%, concentrating on higher value-added products like coated papers. Net sales attributable to paper decreased by 10% to U.S.$511 million from U.S.$567 million in 2000 mainly due to a 16% decrease in average prices partially offset by an 8% growth in total sales volumes. The domestic market accounted for 80% of paper revenues in 2001, as compared to 84% in 2000. The higher growth of the export market revenues can be explained by the devaluation of the real increasing the competitiveness of our products, which was favorable to export volumes growth.

         The decrease in domestic revenues was mainly due to the strong reduction in revenues of uncoated paper, that in turn was mainly due to a 19% decrease in U.S. dollars prices as compared to 2000 volumes, which decrease was a consequence of the devaluation of the real in 2001. This reduction occurred despite a 30% increase in sales volume of the printing and writing coated (art paper) paper segment, which also had a decline of 19% in domestic prices, also due to the devaluation of the real.

         The increase of 16% in revenues in our paper exports was a result of our strategy of reallocation of sales to the global market in response to the slowdown of the Brazilian economy and the relatively stronger U.S. dollar which provides higher margins of our products in the international markets.

Cost of Sales

         Cost of sales decreased by 7% to U.S.$344 million in 2001 from U.S.$371 million in 2000. The decrease was attributable to the devaluation of the real, because most of our costs are in real and not linked to the U.S. dollar. This decrease was partially offset by: (i) an increase in the volume of sales; (ii) the impact of collective bargaining agreements negotiated in October 2000; (iii) the enhancement of the mix of products sold, with a higher growth for paper instead of pulp and for coated and chemical papers instead of uncoated papers;
(iv) the additional costs of some raw materials also due to the devaluation of the real; and (v) the increase in variable costs such as fuel and electric power in manufacturing.

         Despite the decrease in U.S. dollars in our costs, our gross margin for 2001 decreased to 47% compared to 52% in 2000, reflecting a proportionally larger decline in gross profits due to lower average sales prices.

Selling and Marketing Expenses

         Selling and marketing expenses in 2001 decreased by 3% to U.S.$56 million from U.S.$58 million in 2000. The decrease is mainly due to the devaluation of the real, because most of our selling expenses are in reais and not linked to the U.S. dollar. This decrease was partially offset by the increase in volumes of products sold, especially those sold to foreign markets, where the related freight and other export expenses are linked to the U.S. dollar.

General and Administrative Expenses

         General and administrative expenses decreased by 3% to U.S.$32 million in 2001 from U.S.$33 million in 2000. The decrease also is mainly due to the devaluation of the real, because most of our general and administrative expenses are in reais and not linked to the U.S. dollar. This decrease was partially offset by an increase in consulting fees and other VCP projects, and an increase in the salaries resulting from the new collective bargaining agreements.

Operating Profit

         Operating profit decreased by 31% to U.S.$217 million from U.S.$314 million in 2000. The decrease was primarily due to the decrease in average sale prices in U.S. dollar.

         Operating Profit (Including Intersegment Transactions at Market Values) -- Pulp. Operating profit attributable to pulp as reported under U.S. GAAP decreased by 46% to U.S.$128 million from U.S.$238 million in 2000. The decrease was primarily due to the strong decline in pulp sale prices.

         Operating Profit (Including Intersegment Transactions at Market Values) -- Paper. Operating profit attributable to paper as reported under U.S. GAAP increased by 17% to U.S.$89 million from U.S.$76 million in 2000. The increase was primarily due to the enhancement of the product mix in the domestic market, the cost reduction and the increase in volumes, especially in the export markets, improving margins due to strong revenues in foreign currency.

Financial Income

         Financial income decreased by 24% to U.S.$71 million from U.S.$94 million in 2000. The change is primarily due to the decline in average invested amounts made in reais attributed to the repayment of loans throughout the year and a decline in prevailing interest rates.

         We take advantage of arbitrage opportunities between interest rates on dollar-denominated borrowings (principally export credits) and local interest rates available on reais-denominated investments. The amount we earn from these activities is recorded as financial income. These opportunities may not continue to exist in the future.

Financial Expenses

         Financial expenses decreased by 40% to U.S.$39 million from U.S.$65 million in 2000 due mainly to the reduction in our average outstanding debt by U.S.$82 million and a decline in prevailing interest rates.

Foreign Exchange Losses

         Foreign exchange losses decreased by 43% in 2001 to U.S.$8 million from U.S.$14 million in 2000 primarily due to the lower exposure to foreign currency in 2001 despite the higher volatility and devaluation of the real, as compared to 2000. Since our adoption of the real as our functional currency in 1998, the losses recorded on foreign currency based transactions, which are mainly U.S. dollar-denominated debt or gains from foreign currency and interest rate swap contracts, are translated to U.S. dollars in our statements of income.

Income Tax Expense

         Income tax expense decreased by 26% to U.S.$59 million from U.S.$80 million in 2000. The decrease was primarily due to the decline in our profits before income taxes. Our effective tax rate in 2001 remained practically stable at 24% as a result of our participation in Brazil's REFIS program pursuant to which a company's taxation is based on an estimated tax basis rather than on actual pretax income.

Cumulative effect of accounting change, net of tax

         As of January 1, 2001, we adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133) which was issued in June 1998 and its amendments, Statements 137, "Accounting for Derivative Instruments and Hedging Activities/Deferral of the Effective Date" of FASB Statement No. 133 and 138, "Accounting for Derivative Instruments and Certain Hedging Activities" issued in June 1999 and June 2000, respectively (collectively referred to as Statement
133).

         As a result of adoption of Statement 133, we recognize our foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of Statement 133, we recognized our foreign currency and interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. We accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of Statement 133 resulted in a cumulative effect of accounting change of U.S. $10 million, net of applicable tax expense of U.S. $4 million, which resulted in a gain in our consolidated statement of income for the year ended December 31, 2001.

         The table below set forth the before and after cumulative effect of the accounting change resulting from the adoption of Statement 133 in the calculation of the basic earnings per share:

                                                              Year Ended December 31, 2001
                                                         ------------------------------------
                                                           Before
                                                         cumulative    Cumulative
                                                          effect of     effect of
                                                         accounting    accounting     Net
                                                           change        change      income
                                                         ------------------------------------
Per share data:
Basic earnings per 500 shares-in U.S. Dollars
Preferred                                                  2.51          0.14         2.65
Common                                                     2.28          0.13         2.41

Basic earnings per 1,000 shares-in U.S. Dollars
Preferred                                                  5.03          0.28         5.31
Common                                                     4.57          0.26         4.83


Net Income

         As a result of the foregoing, net income decreased by 23% to U.S. $192 million in 2001 compared to U.S. $249 million in 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Introduction

         The 50% devaluation of the real on January 13, 1999 had a significant impact on our earnings in 1999. This was a result both of the initial high volatility of financial markets as well as changes to the competitive advantages of exports. In 2000, the relatively greater exchange rate stability (which had a variation of approximately 9.3%), an upswing in the pulp cycle and improved overall macroeconomic conditions favorably affected our financial results.

Net Sales

         Net sales increased by 32% to U.S. $774 from U.S. $588 million in 1999. The increase was primarily due to a 24% increase in average prices and a 6% increase in the volume of sales. Approximately 69% of our sales were in the domestic market. Of our revenues, 73% related to sales of paper and 27% related to sales of pulp compared with 76% and 24%, respectively, in 1999.

         Net Sales to Customers -- Pulp. Net sales attributable to pulp increased by 48% to U.S. $207 million in 2000 from U.S. $140 million in 1999. This increase was mainly due to an 8% increase in sales volume and to an increase of 36% in average prices which resulted from a recovery of international prices due to the demand from non-integrated tissue paper producers and from European and American printing and writing producers. Pulp exports contributed 71% of both revenues and volume of sales in 2000, against 73% in 1999.

         Net sales in the domestic market grew by 69% also due to an increase in sales volume and in average price. This domestic increase in volume and price was mainly due to an increase in the number of domestic customers. The revenues from sales of pulp on the domestic market increased from 25% in 1999 to 29% in 2000.

         Net Sales to Customers -- Paper. Net sales attributable to paper increased by 27% to U.S. $567 million from U.S. $448 million in 1999 mainly due to a 21% increase in average prices and a 5% growth in sales volumes. The domestic market accounted for 84% of paper revenues in 2000, as compared to 80% in 1999. The growth of 34% in domestic market revenues against a decline of 1% on the export market revenues can be explained by the increase in the domestic sales reflected in all segments of the domestic market for our paper.

         The increase in domestic revenues was mainly due to: (i) the 48% increase in revenue of the printing and writing coated (art paper) paper segment; (ii) the 55% increase in revenue from the printing and writing paper segment; and (iii) the 23% increase in revenue in the cut-size paper segment.

         The decline in revenues in our paper exports was a result of our strategy of reallocation of sales to the domestic market to respond to the increased activity in the Brazilian economy, which presented larger margins and a better mix of products.

Cost of Sales

         Cost of sales increased by 15% to U.S. $371 million in 2000 from U.S. $322 million in 1999. The increase was attributable to (i) an increase in the volume of sales; (ii) the impact of collective bargaining agreements negotiated in October 1999; (iii) the increase in the average cost of wood at the mills; (iv) the additional transportation costs due to the increase from 145 km to 210 km in the distance between the forests where we are temporarily harvesting wood and our mills; and (v) the increase in variable costs such as fuel and electric power in manufacturing.

         Despite the increase in costs, our gross margin for 2000 increased to 52% compared to 45% in 1999, reflecting a proportionally larger growth in gross profits due to an increase in revenues.

Selling and Marketing Expenses

         Selling and marketing expenses in 2000 decreased by 7% to U.S. $58 million from U.S. $62 million in 1999. The decrease is mainly due to the provision of U.S. $5 million for doubtful accounts recorded in 1999.

General and Administrative Expenses

         General and administrative expenses increased by 22% to U.S.
$33 million in 2000 from U.S. $27 million in 1999. This increase resulted primarily from (i) an increase of approximately U.S. $3 million in consulting fees related to the restructuring of the administrative infrastructure of VCP and IBM and SAP systems maintenance expenses; (ii) a U.S. $1 million contribution related to our defined contribution pension plan, which we implemented in 2000; and (iii) the salary increase which resulted from the collective bargaining agreements negotiated in October 1999.

Operating Profit

         Operating profit increased by 78% to U.S. $314 million in 2000 from U.S. $176 million in 1999. The increase was primarily due to an increase in sale prices.

         Operating Profit (Including Intersegment Transactions at Market Values) -- Pulp. Operating profit attributable to pulp as reported under U.S. GAAP increased by 68% to U.S. $238 million in 2000 from U.S. $142 million in 1999. The increase was primarily due to an increase in sale prices.

         Operating Profit (Including Intersegment Transactions at Market Values) -- Paper. Operating profit attributable to paper as reported under U.S. GAAP increased by 124% to U.S. $76 million in 2000 from U.S. $34 million in 1999. The increase was primarily due to an increase in sales prices.

         Financial Income

         Financial income decreased by 11% to U.S. $94 million in 2000 from U.S. $106 million in 1999. The change was primarily due to the decline in interest rates on investments from 25% to 17% per year, which was compensated by an increase in cash and cash equivalents.

Financial Expenses

         Financial expenses decreased by 30% to U.S. $65 million in 2000 from U.S. $93 million in 1999 mainly due to the reduction in our outstanding debt and an interest rate reduction.

Foreign Exchange Losses

         Foreign exchange losses decreased by 80% to U.S. $14 million in 2000 from U.S. $69 million in 1999 primarily due to the lower devaluation of the Brazilian currency in 2000 as compared to 1999. Since our adoption of the real as our functional currency in 1998, the losses recorded on foreign currency based transactions, which are mainly U.S. dollar-denominated debt or gains from foreign currency and interest rate swap contracts, are translated to U.S. dollars in our statements of income.

Gain on Sale of Investee

         In 1999, we recorded a gain of U.S. $13 million as a result of the sale of Salto to Arjo Wiggins.

Income Tax Expense

         Income tax expense increased by 129% to U.S. $80 million from U.S. $35 million in 1999. The increase was primarily due to the higher pre-tax profits. The effective tax rate decreased to 24% in 2000 from 26% in 1999.

Net Income

         As a result of the foregoing, net income increased by 152% to U.S. $249 million in 2000 compared to U.S. $99 million in 1999.

B.       Liquidity and Capital Resources

Liquidity

         Our principal sources of liquidity have historically consisted of cash generated from operations and short-term and long-term secured and unsecured borrowings. We believe these sources will continue to be adequate to meet our currently anticipated use of funds, which include working capital, investment capital expenditures, debt repayment and dividend payments.

         We have historically made investments in order to, among other things, increase our production and modernize our facilities. We also review acquisition and investment opportunities. We may fund these investments through internally generally funds, the issuance of debt or equity or a combination of these methods. Our current principal capital expenditure is the Jacarei expansion. See "Item 4A -- Information on VCP -- History and Development of VCP."

         As a result of our expenditures in connection with the Jacarei expansion, there was a decrease in cash and cash equivalents of U.S. $317 million in 2001 compared to a net increase of U.S. $313 million in 2000. At December 31, 2001, we had cash and cash equivalents of U.S. $172 million.

         As of December 31, 2001, we had approximately U.S. $447 million in cash, cash equivalents, held-to-maturity investments and unrealized gains from our foreign currency and interest rate swap contracts entered into or placed with related parties, principally Banco Votorantim S.A. (U.S. $299 million at December 31, 2000). See "Item 7B -- Major Shareholders and Related Party Transactions -- Related Party Transactions."

         At December 31, 2000, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S. $506 million, of which U.S. $27 million was denominated in U.S. dollars and the remainder in reais. At December 31, 2001, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S. $259 million, of which U.S. $52 million was denominated in U.S. dollars and the remainder in reais.

Sources of Funds

         Operating activities provided net cash flows of U.S. $234 million in 2001, compared to U.S. $381 million in 2000 and U.S.$205 million in 1999.

         Financing activities (before distributions to shareholders), which include short-term and long-term secured and unsecured borrowings and debt repayments, generated net cash flows of U.S. $559 million in 2001, compared to using cash flows of U.S. $120 million in 2000 and U.S. $174 million in 1999.

         On December 31, 2001, our debt was U.S. $1,042 million (of which U.S. $458 million had short-term maturities) representing an increase of U.S. $513 million over the debt recorded on December 31, 2000. The long-term position amounted to 56% in 2001 compared to 68% in 2000. Approximately 91% of the debt was denominated in foreign currencies. Net cash changed from U.S. $22 million on December 31, 2000 to a net debt position of U.S. $465 million on December 31, 2001, due to very large amounts invested in the Jacarei expansion and to our investment in Aracruz. In 2001, we continued our policy of protecting our dollar liabilities by financial instruments (hedges) without taking into account the natural hedge provided by our exports. On December 31, 2001, our net exposure was U.S. $(7) million, which means that our assets in foreign currency were higher than our liabilities because we were overhedged.

Uses of Funds

         Investing activities before proceeds from a total of investments, including acquisitions and the Jacarei expansion and other capital expenditures, consumed net cash flows of U.S. $1,004 million, compared to providing U.S. $96 million in 2000 and consuming net cash flows of U.S. $53 million in 1999.

         Our significant uses of cash included the repayment of debt, which consumed U.S. $238 million in 2001, U.S. $329 million in 2000 and U.S. $287 million in 1999.

Debt

         At December 31, 2001, our total debt was U.S. $1,042 million, consisting of U.S. $458 million in short-term debt, and U.S. $584 million in long-term debt. Our total debt at December 31, 2001 increased by U.S.$513 million from total debt of U.S. $529 million at December 31, 2000.

         Most of our borrowings are related to our export sales, which have a lower interest rate. For our expansion projects we use long-term financing in reais from BNDES, from which we have already received R$141 million as of December 31, 2001. We are in the process of negotiating an export credit advance related to pre-export financing in the amount of U.S. $1 billion. We are currently negotiating a U.S.$380 million loan to refinance a bridge loan, which we used to acquire our stake in Aracruz. We cannot assure you that we will obtain this financing.

         In December 1996, Voto-Votorantim Overseas Trading Operation N.V., a special purpose unconsolidated company owned 50% by us and 50% by S.A. Industrias Votorantim, also a member of the Votorantim group, known as Voto-Votorantim, received bridge financing from ING Barings for U.S. $300 million. Of this amount, U.S. $150 million was advanced to us by Voto-Votorantim at that time. In June 1997, Voto-Votorantim issued U.S.$400 million 8.5% notes due 2005, which are jointly and severally guaranteed by us, S.A. Industrias Votorantim and Cimento Rio Branco, members of the Votorantim group. The bridge loan was paid in full with the proceeds of the U.S.$400 million Voto-Votorantim notes, and an additional U.S. $50 million was transferred to us. On the total U.S. $200 million intercompany loan, Voto-Votorantim charges us an interest rate identical to the one it pays to the holders of the Voto-Votorantim notes. Under the Voto-Votorantim notes indenture, each holder of the Voto-Votorantim notes may upon notice require Voto-Votorantim to repurchase, in whole or in part, the notes on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest and Voto-Votorantim may upon notice repurchase the Voto-Votorantim notes from the holders, in whole but not in part, on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued interest. In either case, Voto-Votorantim may procure any other person to purchase the Voto-Votorantim notes that are subject to its repurchase. On May 10, 2002, Voto-Votorantim gave notice to the trustee, exercising its call option.

         As a guarantor of the Voto-Votorantim notes, we are subject to a number of material covenants including:

         .   limitations on the existence of liens on our properties;

         . limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and

         . maintenance of net indebtedness (as defined in the indenture governing the notes) not to exceed five times EBITDA (as defined in the indenture and measured under accounting principles set forth in the Brazilian corporate law) over the past two semesters.

         In 1993, we obtained a U.S. $24 million loan from the International Finance Corporation, or IFC, U.S. $4 million of which was convertible into preferred shares at the IFC's option. In April 2002, the remaining outstanding amount was paid on this loan, and no portion of this loan was converted into VCP shares.

         Our long-term debt also consists of export credits and import credits with a number of financial institutions. The lines of credit with respect to export credits generally mature within 24 to 60 months. Upon shipment, the export credits are associated with that specific, identifiable shipment. The export credits are repaid with the proceeds of the export receipts from the specific shipment. At December 31, 2001, the outstanding amount of export credits was U.S. $296 million. The export credits bear annual interest of Libor plus 1.3%, for an effective rate of 3.3% at December 31, 2001. At December 31, 2001, the outstanding amount of import credits was U.S. $18 million. The import credits bear annual interest of Libor plus 0.7%, for an effective rate of 2.7% at December 31, 2001.

         BNDES, the parent of BNDESPAR, one of our principal shareholders, has been an important source of debt financing. At December 31, 2001, the BNDES loans amounted to U.S. $94 million of which U.S. $56 million related to the Jacarei project,and were denominated in reais. The BNDES loans are secured by liens on land, property (including the Jacarei mill) and equipment, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3.0% per annum on the principal amount and are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor or the weighted average of the funding costs incurred by BNDES abroad. For 2001, the TJLP average for the year was 10%. See note 10 to our consolidated financial statements.

         At December 31, 2001, the amount of maturities of our long-term debt (current and long-term portion) is as follows:

               Year                                              Maturities
               ----                                         --------------------
                                                            (U.S. $ in millions)
               2002/(1)/ .............................               389
               2003 ..................................               184
               2004 ..................................               237
               2005 ..................................                79
               2006 ..................................                56
               Thereafter ............................                28
                                                                   -----
                     Total ...........................            $  973
                                                                   =====

               ________________
               (1) We have considered the maturity date of the U.S.$200
                   million intercompany loan from Voto-Votorantim to be June 27, 2002 because Voto-Votorantim will repurchase the Voto-Votorantim notes on that date, pursuant to the terms of the indenture under which the Voto-Votorantim notes were issued.

         At December 31, 2001, our short-term debt consisted of secured borrowings. The outstanding amount of short-term debt was U.S. $69 million at December 31, 2001, with a weighted average interest rate of 6.1%, and U.S. $74 million at December 31, 2000, with a weighted average interest rate of 7.6%.

Capital Expenditures

         During 2001, we spent U.S. $679 million in capital expenditures, an increase of 443% over the U.S. $125 million invested in 2000 and 708% over the U.S. $84 million invested in 1999. From this amount, U.S. $370 million was directed toward the acquisition of 12.3% of the total capital of Aracruz. Of that amount, U.S. $206 million was directed towards the construction of the Jacarei expansion, and the remaining U.S. $104 million primarily was directed to the optimization and modernization of our plants, for the implementation of the program of forest maintenance and for the updating of information technology. As of December 31, 2001, capital expenditures already realized or allocated to the Jacarei expansion totaled U.S. $206 million, out of a total estimated project budget of U.S.$550 million. See "Item 4A -- Information on VCP -- History and Development of VCP -- Capital Expenditures."

Commitments and Contingencies

         We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. See "Item 8A -- Financial Information -- Consolidated Statements and Other Financial Information -- Legal Matters," note 11 to our annual audited consolidated financial statements and discussions on our critical accounting policies.

         The significant contractual obligations and commitments that impact our liquidity are short-term debt, long-term debt, take or pay leases and capital expenditures. For additional information on our contractual obligations and commitments, see "Item 11 -- Foreign Currency Risk" and "Item 4A -- History and Development of VCP -- Capital Expenditures".

         At December 31, 2001, we had made provisions in the amount of U.S.$12 million for civil, labor and tax legal proceedings in long-term liabilities (U.S.$13 million at December 31, 2001). In connection with some of these legal proceedings, we also have made judicial escrow deposits (included in "Other assets -- other" in our balance sheet) in the amount of U.S.$4 million in 2001 and in 2000.

         We are one of the guarantors, together with other companies of the Votorantim group, of the U.S.$400 million notes issued by Voto-Votorantim. At December 31, 2001, we had loans outstanding totaling U.S.$200 million that are guaranteed by other companies of the Votorantim group. For additional information on our commitments and contingencies, see "Item 7B -- Major Shareholders and Related Party Transactions -- Related Party Transactions" and
note 11 to our consolidated financial statements.

         We have not made any loans to any company of the Votorantim group since March 2000, and all of our loans were repaid at December 31, 2001. We do not intend to make these types of loans in the future. See note 13 to our consolidated financial statements.

         The following is a summary of the guarantees provided by us in favor of other companies of the Votorantim group:

                                                                 Outstanding
                                                                 Amount as of
Primary Obligor                                 Purpose        December 31, 2001           Beneficiary
---------------                                 -------        -----------------           -----------
Voto-Votorantim Overseas Trading            U.S.$400 million                              Noteholders and
Operations N.V. ........................     Notes Issuance     U.S.$200 million            the Trustee
Votocel Filmes Flexiveis Ltda. .........   Equipment Finance    U.S.$15 million          Banco do Brasil S.A.
                                                               -----------------
Total ..................................                        U.S.$215 million
                                                               -----------------

Other Events

         Buyback Programs

         In 1998, we repurchased 1,421,182,405 outstanding preferred shares for U.S.$17 million in order to take advantage of low market prices. In 1999, we resold 283,600,000 preferred shares for U.S.$8 million, which had been purchased in 1998 at a cost of U.S.$3 million. The gain of U.S.$5 million is included in "Additional paid-in-capital" in our balance sheet without affecting net income.

         In 2000, we repurchased 235,400,000 preferred shares for U.S.$6 million.

         In 2001, the board of directors approved two other stock buyback programs, from April 6 to July 5, and from September 20 to December 20. We have not purchased shares under those two programs since December 21, 2001, nor did we renew them. We carried over the 235,400 lots of 1,000 preferred shares bought from the first program up to February 2002, when we began selling these shares. We sold 91,100 lots of 1,000 preferred shares from February to April 2002, and the weighted average selling price was R$89.07 (U.S.$38.2) per lot of 1,000 preferred shares. The minimum selling price was R$86.74 (U.S.$36.8) and the maximum was R$92.00 (U.S.$39.2) per lot of 1,000 preferred shares. On December 31, 2001, we held 235,400,000 preferred shares, which we have purchased under these programs.

C.       Research and Development, Patents and Licenses, Etc.

         During 2001, 2000 and 1999, we spent approximately U.S.$1 million per year on research and development. We direct research and development activities towards increasing eucalyptus wood and quality yields, making our production more efficient, developing new products and improving the quality of our products. We maintain close links with various university and private research institutes. As an integrated producer of pulp and paper, we have sought to gain an even better understanding of the whole production process. We attempt to identify the characteristics of both wood and pulp that are essential for the production of high quality paper.

         Capital expenditures in research and development are integrated in all of the phases of the production process, through pioneering initiatives. Through these initiatives, we started production of whiter and better-quality alkaline paper produced from 100% hardwood fiber, adopted micro-stakes for cloning in the propagation of seedlings from selected trees, and developed new products for the market. Currently, we are the only manufacturer in Brazil of high-resolution coated papers designed for labels for inkjet printing and coated paper that is resistant to humidity. Our research and development are aimed at satisfying market demand for quality products appropriate for specific applications.

         We are participating in the Eucalyptus Genoma Project, through the Eucalyptus Genoma Consortium, a consortium of Brazilian companies which includes Suzano, Ripasa, Duraflora S.A. and is also sponsored by FAPESP - Fundacao de Amparo a Pesquisa do Estado de Sao Paulo, a state-owned foundation to sponsor research associated with ONSA - Organization for Nucleotide Sequency and Analysis, or The Virtual Genomics Institute. The objectives of the Eucalyptus Genoma Project are to (i) develop the eucalyptus genetic sequence, (ii) identify the genes responsible for patterns in wood quality, drought and disease resistance and nutrient absorption, and (iii) create tools for assisted selection. The Eucalyptus Genoma Project started in May 2000, has a budget of approximately U.S.$3.5 million and will take place over a period of approximately five years. We have committed approximately 20% of that amount for the project. The consortium will own the results of the project, and we are entitled to full access to the technology resulting from the project.

D.       Trend Information

         The trends which influence our sales and production and inventory levels are primarily: the patterns and cycles of pulp purchases by paper producers, pulp and paper prices, the level of pulp inventory in the hands of pulp producers in the global market, global economic conditions and the effect of currency fluctuations.

         We continue to pursue growth opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long-term strategic focus.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

         We are managed by our Conselho de Administracao, or board of directors, composed of at least three and no more than ten members, and our Diretoria, or board of executive officers, composed of at least three members and no more than ten members.

         According to our by-laws, our board of directors is composed of a minimum of three and a maximum of ten members. Our board of directors generally meets nine times a year and when called by the chairman or by the majority of members of the board of directors. The members of our board of directors are elected at general shareholders' meetings by the holders of our common shares, and serve two-year terms. The board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management.

         Pursuant to the recent amendments to the Brazilian corporate law, shareholders that together hold preferred shares representing at least 10% of our total share capital are entitled to appoint one member of our board of directors. Until 2005, the board members that may be elected by holders of preferred shares shall be chosen from a list of three names drawn up by our controlling shareholder. The holders of our preferred shares have not yet elected any member of our board of directors.

         Set forth below are the names, ages, positions and mandate terms of the members of our board of directors elected at our shareholders' most recent general meeting on April 27, 2001:

Name                                                Age          Position
----                                                ---          --------

Jose Roberto Ermirio de Moraes/(1)/ ............     44          Chairman
Jose Ermirio de Moraes Neto/(1)/ ...............     49          Vice-Chairman
Antonio Ermirio de Moraes/(3)/ .................     73          Member
Clovis Ermirio de Moraes Scripilliti/(2)/ ......     43          Member
Ermirio Pereira de Moraes/(3)/ .................     69          Member
Raul Calfat ....................................     49          Member

_______________
(1) Jose Roberto Ermirio de Moraes and Jose Ermirio de Moraes Neto are sons of Jose Ermirio de Moraes Filho, who passed away in 2001.
(2) Clovis Ermirio de Moraes Scripilliti is the son of Clovis Scripilliti, who passed away in 2000. He is also the cousin of Jose Ermirio de Moraes and Jose Ermirio de Moraes Neto.
(3) Antonio Ermirio de Moraes and Ermirio Pereira de Moraes are the sons of Senator Jose Ermirio de Moraes.

Executive Officers

         Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our by-laws and by the board of directors and are independent from the Ermirio de Moraes family, our ultimate controlling shareholders. The executive officers are elected by the board of directors for one-year terms, although any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends on April 25, 2003.

         Our executive officers elected on April 26, 2002 are as follows:

Name                                    Age            Position
----                                    ---            --------

Raul Calfat ..........................  49   President & Chief Executive Officer
Francisco Fernandes Campos Valerio ...  54   Technical & Industrial Officer

Luiz Carlos Ganzerli ............    54     Human Resource & Organizational
                                            Development Officer
Sergio Marnio Gandra Vaz ........    58     Business Officer
Valdir Roque ....................    51     Chief Financial Officer & Investor
                                            Relations Officer
Fabio Faria .....................    44     Director of Information Technology

Biographical Information

         Jose Roberto Ermirio de Moraes. Mr. Jose Roberto Ermirio de Moraes is the Chairman of our board of directors and has been President of VCP from 1992 to April 26, 2002. He has worked in the Votorantim group for 17 years and has served as President of Celpav and Votocel and as an executive officer of Cia. de Papel e Papelao Pedras Brancas. He has a B.A. in Metallurgy Engineering from the Armando Alvares Penteado Fundation College in Sao Paulo, Brazil. He was first elected to our board of directors in 1992.

         Antonio Ermirio de Moraes. Mr. Antonio Ermirio de Moraes is a member of our board of directors and has been the Vice-Chairman of SAIV's board of directors since 1995. He previously served as Director-Superintendent of SAIV for 21 years. He has also been the President of CBA since 1974. Mr. Antonio Ermirio de Moraes is an officer of the Associacao Brasileira de Aluminio (Brazilian Aluminum Association), the Instituto de Chumbo e Zinco (Lead and Zinc Institute) and Vice-President of CESP, Eletropaulo, CPFL and Comgas, companies in the energy sector in Brazil. He holds a B.A. in Metallurgy Engineering from the Colorado School of Mines in the United States. He was first elected to our board of directors in 1992.

         Clovis Ermirio de Moraes Scripilliti. Mr. Scripilliti is a member of VCP's board of directors first elected in April 2000 replacing Mr. Clovis Scripilliti. He is also Vice President of Votorantim Cimentos. He has an uncompleted degree in Metallurgy Engineering at Mackenzie University. He was first elected to our board of directors in 2001.

         Ermirio Pereira de Moraes. Mr. Pereira de Moraes is a member of VCP's and Cia. Cimento Portland's boards of directors. He was a member of the board of directors of Cia. Nitro Quimica Brasileira until 2000. He has also been the President of Nitro Quimica since 1974. He holds a B.A. in Petroleum Production from the University of Tulsa, Oklahoma in the United States. He was first elected to our board of directors in 2001.

         Jose Ermirio de Moraes Neto. Mr. Moraes Neto is a member of our board of directors and has been President of SAIV since 1993. He served as an executive officer of SAIV from 1976 to 1993 and Cimento Portland from 1978 to 1993. Mr. Moraes Neto has been an executive officer at Centro das Industrias do Estado de Sao Paulo -- CIESP (State of Sao Paulo Industry Center) since 1986 and the Vice-President of the Sindicato Nacional da Industria do Cimento (National Cement Industry Union) and the Associacao Brasileira de Cimento Portland (Portland Cement Brazilian Association) since 1988. He holds a B.A. in Business Administration from the Getulio Vargas Foundation in Sao Paulo, Brazil. He was first elected to our board of directors in 1992.

         Raul Calfat. Mr. Calfat is a member of our board of directors and is our President and Chief Executive Officer. He began his career at Papel Simao in 1973, where he held various positions. He became the Commercial Director in 1982 and in 1987 was elected President of Papel Simao. Mr. Calfat is also the Vice President of the writing and printing paper division of the Associacao Nacional dos Fabricantes de Papel e Celulose, a national association of manufacturers of pulp and paper. He holds a B.A. in Business Administration from the Getulio Vargas Foundation in Sao Paulo, Brazil and has completed a CEO's specialization course at IMD in Lausanne, Switzerland. He was first elected to our board of directors in 1992.

         Francisco Fernandes Campos Valerio. Mr. Valerio has worked at VCP since January 1998. He previously worked in senior positions at Bahia Sul, Aracruz, Suzano, Braskraft Florestal e Industrial and Olinkraft Celulose e Papel. He holds a B.A. in Mechanical Engineering from the Universidade Federal de Santa Catarina.

         Luiz Carlos Ganzerli. Mr. Ganzerli was first elected an executive officer in February 2000. He previously held positions in the human resources and organizational development areas at Roche Quimicos e Farmaceuticos in 1999 and 2000, Alpargatas Santista Textil S.A. between 1994 and 1999, and at ZF do Brazil S.A. He holds a B.A. in Business Administration from Mogi das Cruzes University, Brazil.

         Sergio Marnio Gandra Vaz. Mr. Vaz has been our Business Director since 1992. He previously held positions in the sales and marketing areas of Industria Gessy Lever S.A. between 1970 and 1988. In 1988, he was the Commercial Director at Industrias de Papel Simao S.A. and KSR Comercio e Industria de Papel S.A., both bought by VCP in 1992. He holds a B.A. in Business Administration from FEA, the Administration and Economics College of the University of Sao Paulo, Brazil, and has taken specialization courses in Managing Marketing in Lausanne, Switzerland and at Dynamic Global Marketplace at the Kellogg School/F.D.C. in Chicago, Illinois in the United States.

         Valdir Roque. Mr. Roque has been the Chief Financial Officer and our Investor Relations Director since 1994. He also serves as Chief Financial Officer of Votocel, another company of the Votorantim group. He previously worked at Monsanto do Brasil S.A. as Treasurer, and at General Electric and Ford. He has completed post-graduate courses in Business Administration at the Getulio Vargas Foundation in Sao Paulo, Brazil, holds a B.A. in Economics from the Catholic Pontifice University in Sao Paulo, Brazil and has taken specialization courses in financial management at the Stanford Business School, California in the United States.

         Fabio Faria. Mr. Faria has been the Director of Information Technology since January 2002. Prior to that, he was the regional information technology director of Basf S.A. from October 1998 to December 2001, and an administrative director of Basf S.A. from February 1997 to October 1998. He was also the accounts manager of EDS from December 1995 to February 1997. He has an international executive MBA from the University of Sao Paulo.

B.   Compensation

         According to our by-laws, our directors do not receive any compensation. As of the year ended December 31, 2001, the aggregate compensation, including cash and benefits-in-kind paid to our executive officers (a total of five persons at the time), was approximately R$3.8 million (U.S.$1.6 million).

C.   Board Practices

         Our board of directors met approximately six times during 2001 and extraordinarily when called by the chairman or by the majority of members of the board. The board of directors has responsibility, among other things, for establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations.

         According to our by-laws, the members of the board of directors are elected by the holders of our common shares at the general meeting of shareholders. Members of the board of directors serve two-year terms. The terms of the current members expired in April 2001, and they were re-elected up to 2003 in the last annual shareholders' meeting with the exception of Mr. Jose Ermirio de Moraes Filho, who passed away in 2001.

Defined Contribution Pension Plan

         In March 2000, we began to participate in a defined contribution plan of the Votorantim group, which was made available to all our employees who elected to take part in the plan by April 30, 2000. Under the plan, we match our employees' contributions to the plan based on their level of compensation. For employees with lower compensation than the threshold, we match 100% of their contribution up to 1.5% of the employee's compensation. For employees with higher compensation than the threshold, we match 100% of their contribution up to 6% of the employee's compensation. We may also make additional contributions to the pension plan at our discretion. Under the plan, our contributions will vest in varying percentages depending on the employee's years of service and will fully vest, for an employee with at least one year of service, upon the employee's retirement, death or disability. As of December 31, 2001, 3,190 employees have elected to take part in the plan and we have contributed approximately U.S.$1 million to the pension plan in the year 2001.

Profit Sharing Plan

         Pursuant to Brazilian federal law, companies operating in Brazil are required to share profits with employees, excluding management, beginning from fiscal year 1996. In 1996, we instituted a profit sharing plan for our employees in addition to providing health and life insurance, transportation, meals and training. Pursuant to the program, each employee's share of profits is linked to our operational and financial results, and employees are eligible to receive payment of up to one month's salary payable in February of each year. Payment are granted if certain goals set by management are achieved by the process or industrial unit in which the employee works and based on the individual performance of the employee. Several unions that represent our employees have agreed to this profit sharing plan.

Audit Committee

         On April 27, 2001, our shareholders approved the creation of a "Conselho Fiscal." Under Brazilian Corporation Law, the audit committee (conselho fiscal) is a corporate body independent of management and a company's external auditors. A Conselho Fiscal is not equivalent to, or comparable with, a U.S. audit committee. Our audit committee is composed of three members, as required by the Brazilian corporate law, and three alternates. Two members of the audit committee represent the controlling capital, and one represents the minority interests. The members of the audit committee are elected, for one-year terms, but can be reelected. The primary responsibility of the audit committee is to review management's activities and the financial statements, and to report its findings to the shareholders. Under the Brazilian corporate law, the audit committee may not contain members that (i) are on the board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company or a company of the Votorantim group, and (iv) are spouses or relatives of our management, up to the third degree. In addition, the Brazilian corporate law requires the audit committee members receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian corporate law requires an audit committee to have a minimum of three and a maximum of five members.

         As of April 27, 2002, our audit committee was composed of the following members, whose term will expire on the annual shareholders' meeting in 2003:

                                            Age    Length of Term     Year First Elected
                                            ---    --------------     ------------------
Ariovaldo dos Santos ................       52        one year              2001
Joao Carlos Hopp ....................       73        one year              2001
Roberto Martins Ribeiro de Jesus ....       41        one year              2001

D.  Employees

         As of December 31, 2001, we employed 3,767 persons. We utilize subcontractors for many of our forestry operations and for substantially all of the transportation of wood, pulp and other raw materials. These subcontractors employed 3,492 persons as of December 31, 2001. Approximately 77% of the workers in our forests are employed by third parties, predominantly in areas such as maintenance and security. See "Item 4B -- Information on VCP -- Business Overview -- Raw Materials -- Wood" and "Item 4B -- Information on VCP -- Business Overview -- Transportation." We are in compliance with all local, state and federal worker health and safety regulations.

         Several unions represent our employees and we consider the unions to be well organized. Collective bargaining agreements relating to forest workers were renewed in 2001 and expire in October 2002. Collective bargaining agreements relating to other employees which expired in September 2001 were renewed for another year, with the employees receiving a 7.5% pay increase. We are currently engaged in negotiations to renew the agreements for another year. Since 1989, we have experienced four labor strikes, all of which affected the pulp and paper industry generally and lasted an average of three days. We believe we have good relationships with our employees.

         In March 2000, we began to participate in a Votorantim group pension plan, which was made available to all of our employees. For more detailed information, see "Item 6C -- Board of Directors -- Defined Contribution Pension Plan" above.

E.   Share Ownership

         As of December 31, 2001, the members of our board of directors and our officers, on an individual basis and as a group, directly own less than 1% of our preferred shares and none of our common shares. For information on the beneficial ownership by the Ermirio de Moraes Family, see "Item 7A-Major Shareholders." The following table lists the amount of shares held directly by each individual member of our board of directors or executive officer and their representative percentage relative to the total outstanding shares:

                                                                     Common                          Preferred
                                                     ----------------------------------   ------------------------------
                                                                           (%) of the                         (%) of the
                                                                             Total            Number            Total
                                                                          Outstanding           of           Outstanding
                                                     Number of Shares       Shares            Shares           Shares
                                                     ----------------   ---------------   --------------    ------------
Board of Directors
Jose Roberto Ermirio de Moraes .................          -                  -                  2                 -
Antonio Ermirio de Moraes ......................          -                  -                  2                 -
Clovis Ermirio de Moraes Scripilliti ...........          -                  -                  2                 -
Ermirio Pereira de Moraes ......................          -                  -               32,700,000          0.2
Jose Ermirio de Moraes Neto ....................          -                  -                  2                 -
Raul Calfat ....................................          -                  -                  2                 -

Executive Officers
Raul Calfat ....................................          -                  -                  2                 -
Francisco Fernandes Campos Valerio .............          -                  -               600,000              -
Luiz Carlos Ganzerli ...........................          -                  -                  -                 -
Sergio Marnio Gandra Vaz .......................          -                  -                3,763               -
Valdir Roque ...................................          -                  -                3,000               -
Fabio Faria ....................................          -                  -                  -                 -

Total                                                  21,140,490,321      100.0%        16,946,809,232        100.0%

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

         We have a total authorized capital of 84,000,000,000 shares, with 38,322,699,553 shares issued as of December 31, 2001. Of the total number of shares issued, 21,140,490,321 were common shares and 17,182,209,232 were non-voting preferred shares, including 235,400,000 preferred shares held as treasury shares as of December 31, 2001. The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of March 31, 2002:

                                                                         Common             Preferred              Total
                                                                   ----------------    -----------------   -----------------
Shareholders                                                       Shares      (%)     Shares       (%)     Shares       (%)
------------                                                       ------   -------    --------   -------   ------    ------
                                                                            (in million of shares, except percentages)
Ermirio de Moraes family:
   Votocel Filmes Flexiveis Ltda/(1)/ /(2)/ ...............        18,805    88.95%       617       3.59%   19,422     50.68%
   Cimento Rio Branco S.A./(1)/ ...........................            --       --         85       0.50        85      0.22
   Nova HPI Participacoes Ltda./(1)/ ......................         2,336    11.05        148       0.86     2,484      6.48
   Fazenda Sao Miguel Ltda./(1)/ ..........................            --       --         55       0.32        55      0.15
                                                                   ------   ------     ------     ------    ------    ------
     Total Votorantim group ...............................        21,141   100.00%       905       5.27%   22,046     57.53%
BNDES Participacoes S.A. ..................................            --       --      5,797      33.74     5,797     15.13
Treasury Stock ............................................            --       --        164       0.95       164      0.43
Public (Free Float) .......................................            --       --     10,371      60.36    10,371     27.06
                                                                   ------   ------     ------     ------    ------    ------
Total .....................................................        21,141   100.00%    17,182     100.00%   38,323    100.00%
                                                                   ======   ======     ======     ======    ======    ======

_________________
(1) Companies of the Votorantim group, controlled by the Ermirio de Moraes family.
(2) Votocel transferred approximately 85.5 million preferred shares to Cimento Rio Branco S.A. in March 2000.

         The ultimate beneficial owners, in each case, of more than 5% of either our common shares or our preferred shares through intermediate holdings companies are the family of Jose Ermirio de Moraes Filho, Antonio Ermirio de Moraes, Ermirio Pereira de Moraes and Maria Helena de Moraes Scripilliti, or the Ermirio de Moraes family, who, in the aggregate, beneficially own 100% of the voting common shares and 5.27% of the preferred shares in their capacity as controlling shareholders.

         Votocel Filmes Flexiveis Ltda.

         Votocel Filmes Flexiveis Ltda. is a manufacturer and supplier of packaging film and is part of the Votorantim group. Votocel is ultimately controlled by Jose Ermirio de Moraes Neto, Jose Roberto Ermirio de Moraes, Antonio Ermirio de Moraes, Ermirio Pereira de Moraes and Maria Helena de Moraes Scripilliti, the sons and daughter of the founder of the Votorantim group.

B.   Related Party Transactions

         We have engaged in a number of transactions with related parties. See note 13 to our consolidated financial statements.

Issuance of Securities

         In June 1997, we obtained U.S.$200 million from the proceeds of the U.S.$400 million 8.5% notes due 2005 issued by Voto-Votorantim Overseas Trading Operations N.V., a special purpose company owned 50% by us and 50% by S.A. Industrias Votorantim, another member of the Votorantim group. We and S.A. Industrias Votorantim, Cimento Rio Branco S/A (formerly Companhia de Cimento Portland Rio Branco) and Companhia de Cimento Portland Gaucho (a company subsequently merged into Cimento Rio Branco S/A) have jointly and severally guaranteed all of the U.S.$400 million. The notes restrict our ability to take certain actions. See "Item 5B -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources."

Distributions and Sales Outside of Brazil

         Until 2001, we arranged sales of our products outside of Brazil with the support of Votorantrade N.V., a trading arm of the Votorantim group which is engaged in the sale and distribution of certain of the Votorantim group's products and has offices in various locations throughout the world. Votorantrade optimized the distribution of the Votorantim group's exports through close relationships with customers and economies of scale. The Votorantim group relies on the specialized personnel of Votorantrade to service the entire Votorantim group's export needs such as:

         . just-in-time paper and pulp deliveries in the United States and in Europe;

         .  logistics in product deliveries;

         .  immediate customer service relating to product damage claims;

         .  faster billing and invoicing systems;

         .  credit, collection and credit insurance; and

         .  international accounting and taxation advice.

         In 2001, Votorantrade distributed approximately 85% of our export sales. In 2002, however, we expect to conduct our distribution exclusively through Newark, a wholly owned subsidiary of VCP Exportadora.

Banco Votorantim S.A.

         We have entered into a number of financial transactions with or through Banco Votorantim S.A., a financial institution controlled by the Votorantim group. As of December 31, 2001, we had approximately U.S.$447 million in cash, cash equivalents, held-to-maturity investments and unrealized gains from foreign currency and interest rate swap contracts, placed with or through Banco Votorantim S.A.

BNDESPAR

         A shareholder of our preferred shares, BNDES Participacoes S.A., or BNDESPAR, is a wholly owned subsidiary of BNDES, the Brazilian economic development bank owned by the Brazilian federal government. We have entered into a number of financing transactions with BNDES. As of December 31, 2001, we had an aggregate of U.S.$94 million in outstanding loans denominated in reais. The BNDES loans are secured by liens on land, equipment and property (including the Jacarei mill), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3% per annum on the principal amount and are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor, or the weighted average of the funding costs incurred by BNDES abroad. For 2001, the TJLP average for the year was 10%. See notes 10 and 13 to our consolidated financial statements.

Guarantees

         We guarantee Votocel's obligations under an equipment financing agreement in the amount of approximately U.S.$15 million at December 31, 2001.

         We do not believe that there is doubt as to the viability on the creditworthiness of the other companies of the Votorantim group, for which we guarantee certain loans. In addition, given our ability to obtain short-term financing, we do not believe that there is substantial risk of illiquidity even if we are called upon to make payments under our guarantees, individually or in the aggregate. See "Item 5B -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Commitments and Contingencies" for a summary of the guarantees we provided in favor of other companies of the Votorantim group.

         At December 31, 2001, we had loans totaling U.S.$200 million that are guaranteed by other companies of the Votorantim group. We and another company controlled by our controlling shareholders are co-owners of a finance subsidiary Voto-Votorantim that has total debt of U.S.$400 million. We have guaranteed all of Voto-Votorantim's debt, even though we only received U.S.$200 million of the proceeds. If Voto-Votorantim defaulted on its obligations, we would be required to repay the U.S.$400 million. For additional information on our commitments and contingencies, see note 11 to our consolidated financial statements.

Leases of Forest Land

         We lease approximately 37,000 hectares of forest land, or approximately 23% of the land devoted to our forestry operations, from other companies of the Votorantim group. The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles. The lease payments are equivalent to 30% of the market value of the wood produced on the property and are payable after each harvest. We guarantee a minimum harvest payment to the lessor. Payments under the leases were less than U.S.$1 million in each of 2001, 2000 and 1999. We believe that the leases with companies of the Votorantim group are as favorable to us as similar leases with non-affiliates would have been.

C.   Interests of Experts and Counsel

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

         See "Item 3A -- Key Information -- Selected Financial Data" and "Item 18 -- Financial Statements."

Legal Matters

         We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. These include general civil, tax and employee litigation and administrative proceedings. As of December 31, 2001, the accruals for legal proceedings were approximately U.S.$12 million, of which approximately U.S.$7 million relate to tax disputes and approximately U.S.$5 million relate to civil and labor proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions.

     On April 1, 2002, IHU - Instituto Tecnologico de Defesa e Preservacao do Meio Ambiente, a non-governmental organization, filed a lawsuit seeking to suspend the licensing process of our co-generation unit at the Jacarei mill, based on a legal prohibition as to the installation of thermal electric plants in that particular location. The plaintiff obtained a preliminary injunction to stop the licensing process. On May 13, 2002, however, we obtained a favorable preliminary judgment by the State Justice Court of Sao Paulo canceling this injunction. In addition, the public attorney's office (Ministerio Publico) of the State of Sao Paulo, in response to the IHU lawsuit, initiated an investigation procedure in order to determine the legality of the installation of our co-generation unit. Although we cannot predict the outcome of the IHU lawsuit and the investigation from the Ministerio Publico, we do not believe that either of them will result in any finding that the installation of our co-generation unit is illegal.

     We have instituted a number of legal proceedings in which we are seeking a refund or contesting the imposition of certain taxes. In addition, we are a party to certain lawsuits and administrative proceedings before various courts and governmental agencies with respect to certain tax liabilities arising in the ordinary course of our business. We cannot assure you that we will be successful in obtaining the right to these tax credits or in contesting the imposition of these taxes. For more information on our lawsuits, see note 11 to our consolidated financial statements.

         At December 31, 2001, we were defendants in approximately 335 labor lawsuits filed by our former employees and 629 labor lawsuits filed by former employees of our subcontractors. The aggregate amount of such claims was approximately U.S.$12 million. At December 31, 2001, we were defendants in 85 civil proceedings with claims in an aggregate amount of approximately U.S.$12 million. We believe that we will prevail in the majority of these lawsuits, and do not consider that these proceedings, individually or in the aggregate if decided against us, will have a material adverse effect on us.

Dividend Policy and Dividends

         General

         In order to determine the amounts available for dividend distribution, we are subject to the following procedures, established by the Brazilian corporate law. We must allocate 5% of our annual net income, determined in accordance with the requirements of the Brazilian corporate law, to a legal reserve until the legal reserve equals 20% of our share capital as of the end of the most recent fiscal year. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our other capital reserves, exceeds 30% of our capital. The legal reserve may be used only to offset any accumulated deficit or to increase our share capital and may not be distributed. At December 31, 2001, the legal reserve outstanding balance was R$50 million, equivalent to U.S.$22 million at the December 31, 2001 exchange rate.

         According to the Brazilian corporate law, after allocation of any amounts to the legal reserve, we may, subject to shareholders' approval, make allocations from the remaining balance to two other reserves. One is the contingency reserve against future losses. The other is a reserve for unrealized revenue.

         At the end of each fiscal year, all shareholders are entitled to receive a mandatory dividend, also known as the mandatory distribution. For the mandatory distribution, we must distribute at least 25% of the net income after taxes and after deducting the accumulated losses, and as reduced or increased, as the case may be, by the following amounts:

         .    the amount allocated to the legal reserve;

         . the amount allocated to the contingency reserve and any amount written off in respect of the contingency reserve accumulated in previous fiscal years; and

         . the amount allocated to the reserve for unrealized revenue and income previously recorded in that reserve which has become effective during the relevant fiscal year.

         The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the requirements of the Brazilian corporate law. In addition, amounts arising from tax incentive benefits or rebates are appropriated to a separate capital reserve in accordance with the Brazilian corporate law. This investment incentive reserve is not normally available for distribution, although it can be used to absorb losses under certain circumstances, or be capitalized. Amounts appropriated to this reserve are not available for distribution as dividends.

         Accounting principles set forth under the Brazilian corporate law differ significantly from U.S. GAAP. Because our financial statements are in accordance with U.S. GAAP, and dividends are determined based on accounting principles set forth under the Brazilian corporate law, our U.S. GAAP financial statements have not been the basis for determining dividend distributions in the past and will not be used to determine dividend distributions in the future. The principal differences between accounting principles set forth under the Brazilian corporate law and those under U.S. GAAP with respect to our consolidated financial statements are summarized below.

         Under accounting principles set forth under the Brazilian corporate law:

         . we defer certain start-up costs of new facilities to be amortized against operating profit over the subsequent ten years. These costs are expensed when incurred under U.S. GAAP;

         . we determine depreciation of property, plant and equipment on the basis of balances indexed for inflation. Due to the Brazilian corporate law requirement to index property, plant and equipment for inflation through 1995 and differences between historical depreciation rates, the net book values for the Brazilian corporate law and U.S. GAAP are different. This results in differences in depreciation expense. At present, our depreciation policy, consistent with U.S. GAAP, is to depreciate our machinery, equipment and installations over 25 years. Under U.S. GAAP, up to 1997 our depreciation was calculated on a consistent basis based on the underlying historical amounts in U.S. dollars. After 1997 we changed our functional currency to reais and converted the prior balance of property, plant and equipment expressed in U.S. dollars into reais using the exchange rate in force at December 31, 1997. The new basis for property, plant and equipment in reais has been depreciated on a consistent basis;

         . we determined goodwill on the purchase of our interests in Celpav by comparing the purchase consideration with the underlying book value of the assets. Under U.S. GAAP, the interest purchased from our controlling shareholders was recorded on a carry-over basis, and goodwill was determined based on the interest purchased from third parties by comparing the fair value of stock issued with the fair value of the assets acquired and liabilities assumed;

         . interest was only capitalized on construction in process for certain periods after 1997 and in which financing had been obtained. Under U.S. GAAP, interest has been capitalized for all periods in which construction was in process; and

         . amortization of goodwill related to the purchase of the participation in Aracruz, which is amortized under Brazilian GAAP and reviewed annually for impairment under U.S. GAAP.

         The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. The dividends paid in 2000 relate to accumulated reserves up to December 31, 1999.

         Unappropriated retained earnings, as reported in our U.S. GAAP financial statements, represent retained earnings after appropriations specified in the Brazilian corporate law as described in the fourth paragraph under "--

General." Unappropriated retained earnings in U.S. GAAP have no relevant impact on U.S. investors since the distributable earnings are those recorded in our books in accordance with the Brazilian corporate law. The appropriated reserve balances in the U.S. GAAP financial statements at the balance sheet dates reflect the underlying Brazilian statutory accounts translated at historical exchange rates. The unappropriated retained earnings balance in the U.S. GAAP financial statements does not reflect amounts available for distribution. At December 31, 2001, in our legal books prepared in accordance with the Brazilian corporate law accounting principles we had unappropriated retained earnings (sum of the accounts Reserve for Accumulated Financial Results (Reserva de Resultados Acumulados) and Reserve for Retained Earnings (Reserva de Retencao de Lucros)) of R$777 million, equivalent to U.S.$335 million at the exchange rate at December 31, 2001. We had unappropriated retained earnings of U.S.$259 million at December 31, 2000 and U.S.$130 million at December 31, 1999 at the exchange rate at the referred dates. Unappropriated retained earnings as reported in accordance with accounting principles set forth under the Brazilian corporate law may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with the Brazilian corporate law accounting principles, unless the negative balance is reversed by releasing other reserves.

         The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under the Brazilian corporate law will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses that are included in the results of operations determined under accounting principles set forth under the Brazilian corporate law and which affect the amount of unappropriated earnings available for distribution. At December 31, 2001, on a consolidated basis, we and our subsidiaries recorded under accounting principles set forth under the Brazilian corporate law foreign exchange losses (including gains from foreign currency swap contracts) of R$12 million (equivalent to U.S.$5 million at the average exchange rate for 2001).

         Mandatory Distribution

         Under our by-laws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual dividend. The dividend must be distributed within 60 days of the annual shareholders' meeting at which the distribution is approved, unless a shareholders' resolution determines another date for distribution, which may not be later than the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, holders of preferred shares are not entitled to a fixed or minimum dividend, but have the right to receive dividend payments per share that are 10% greater than those paid to holders of common shares. The mandatory distribution is based on a percentage of adjusted net income, which may not be lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporate law permits, however, a public company to suspend the mandatory distribution of dividends if the board of directors and the Conselho Fiscal report to the shareholders' meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders' meeting. The board of directors must file a justification for a dividend suspension with the CVM within five days of the date of the shareholders' meeting. Profits not distributed by virtue of the suspension mentioned above must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits such payments. The rules regarding suspension apply to the holders of preferred shares and, consequently, to the holders of ADSs.

         Payment of Dividends

         We are required by the Brazilian corporate law to hold an annual shareholders' meeting by April 30 of each year at which, among other things, the shareholders have to decide on the payment of our annual dividend. Under the Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend was declared, unless a shareholders' resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under "-- Additional Payments on Shareholders' Equity") in respect of its shares, after which we will have no liability for such payments.

         We may prepare financial statements semiannually or for shorter periods. Our board of directors may declare a distribution of dividends based on the profits contained in such financial statements. The board of directors may also declare a distribution of interim dividends based on profits previously accumulated which are contained in such financial statements or in the last annual financial statement by resolution taken at a shareholders' meeting.

         In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The preferred shares underlying the ADSs are held in Brazil by Itau Distribuidora de Titulos e Valores Mobiliarios S.A., also known as the Custodian, as agent for the depositary, that is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itau S.A. The Depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the preferred shares remitted outside Brazil.

         Payments of cash dividends and distributions, if any, are made in Brazilian reais to the Custodian on behalf of the Depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the Depositary for distribution to holders of ADSs. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. See "Item 10B -- Memorandum and Articles of Association -- Preferred Shares and Common Shares." Under the current Brazilian Corporate Law, dividends paid to shareholders who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See "Item 10E -- Additional Information -- Taxation -- Certain Brazilian Tax Consequences."

         Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the Depositary and the Custodian to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remits the proceeds outside of Brazil. In the event the holder exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary's certificate of registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the preferred shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the commercial rate exchange market. See "Item 10B -- Additional Information -- Memorandum and Articles of Association -- Regulation of Foreign Investment."

         If the holder is not a duly qualified investor and does not obtain an electronic registration, a special authorization from the Central Bank must be obtained in order to remit from Brazil any payments with respect to the preferred shares through the commercial rate exchange market. Without this special authorization, the holder may currently remit payments with respect to the preferred shares through the floating rate exchange market, although no assurance can be given that the floating rate exchange market will be accessible for these purposes in the future.

         In addition, a holder who is not a duly qualified investor and who has not obtained an electronic registration or a special authorization from the Central Bank may remit these payments by international transfer of Brazilian currency pursuant to Central Bank Resolution No. 1,946, dated July 29, 1992, and Central Bank Circular No. 2677, dated April 10, 1996. The subsequent conversion of such Brazilian currency into U.S. dollars may be made by international financial institutions under a mechanism currently available in the floating rate exchange market. However, we cannot assure you that this mechanism will exist or be available at the time payments with respect to the preferred shares are made.

         Under current Brazilian legislation, the federal government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments.

         Additional Payments on Shareholders' Equity

         Law No. 9,249, dated December 26, 1995, as amended, provides for distribution to shareholders of interest attributed to shareholders' equity instead of dividends, which payments may be treated by a company as an expense for income tax and social contribution purposes. Such interest is limited to the daily pro rata variation of the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate determined by the federal government that includes an inflation factor, and cannot exceed the greater of:

         . 50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders' equity) for the period in respect of which the payment is made; or

         . 50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.

         Any payment of interest in respect of preferred shares to shareholders (including the holders of the ADSs) is subject to Brazilian withholding tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven (see "Item 10E -- Additional Information -- Taxation -- Certain Brazilian Tax Consequences"), and such payments may be included, at their net value, as part of any mandatory dividend. In case we distribute interest attributed to shareholders' equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian withholding tax would be borne by the shareholders.

         Dividend Policy

         We intend to declare and pay dividends and/or interest on equity, as required by the Brazilian corporate law and our by-laws. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common stock and will depend on many factors. These factors include our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our shareholders. Our shareholders have historically acted on these matters at the recommendation of our board of directors. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributed to shareholders' equity.

         Dividends

         The following table sets forth the dividends paid to holders of our capital stock since 1995. With respect to each of these years, the amount of dividends declared in reais was substantially greater than the mandatory distribution required by the Brazilian corporate law and our by-laws. The amounts in the table below relate to cash dividends declared, which differ from the dividends reported in U.S. dollars in the statement of changes in shareholders' equity in our consolidated financial statements due to translation effects recorded through to the date of dividend payment.

                                                    Common Shares      Preferred Shares    Common Shares/(1)/ Preferred Shares/(1)/
                                                    -------------    ------------------    ----------------   --------------------
First Payment Date                Fiscal Year          (in R$ per 1,000 shares)                (in U.S.$ per 1,000 shares)
------------------                -----------       -----------------------------------    ---------------------------------------
June 17, 1996 ...........            1995            R$ 0.1115         R$  0.1115           U.S.$ 0.1113       U.S.$ 0.1113
June 30, 1997 ...........            1996               0.5219             0.5219                 0.4846             0.4846
June 30, 1998 ...........            1997               0.2497             0.2747                 0.2159             0.2375
June 30, 1999 ...........            1998               0.2599             0.2859                 0.1469             0.1616
June 30, 2000 ...........            1999               1.0471             1.1518                 0.5817             0.6399
June 26, 2001 ...........            2000               2.5941             2.8536                 1.1211             1.2332
June 21, 2002/(2)/ ......            2001               2.3068             2.5375                 0.9184             1.0103

---------------
(1) Based on declared cash dividends translated to U.S. dollars at the exchange rate in effect on the first payment date and divided by the number of shares outstanding on the date declared.
(2) Dividends to be paid. The calculations were made using the May 15, 2002 exchange rate. Amounts may change due to a change on the exchange rate at the time of payment.

         The dividends we paid amounted to U.S.$37 million in 2001, U.S.$23 million in 2000 and U.S.$6 million in 1999.

         At our annual shareholders' general meeting on April 24, 2002, our board of directors approved the payment of dividends in the amount of approximately R$92 million (approximately U.S.$39.6 million), which represents approximately 25% of adjusted net income in reais for the year 2001, in accordance with the Brazilian corporate law. The preferred shares will have the right to a dividend per share of 10% more than that paid to the common shares. In 2001, we paid U.S.$37 million in the form of dividends, which represented 25% of adjusted net income in reais.

B.  Significant Changes

         We intend to enter into a credit agreement in the amount of U.S.$380 million, which we expect will contain the usual covenants for this type of transaction.

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

         Before the offering of 7,920,000 ADS, on April 13, 2000, or the ADS Offering, there was no active public market for the ADSs. The ADSs are listed on the New York Stock Exchange under the trading symbol "VCP" and were offered for an issue price of U.S.$15 per ADS and per lot of 1,000.

         At the same time as our ADS Offering, 440 million preferred shares were offered on the Brazilian market for an issue price of U.S.$15 per ADS and R$53.52 per lot of 1,000. Our preferred shares trade on the Sao Paulo Stock Exchange. The Sao Paulo is the primary market for our preferred shares, accounting for nearly 100% of the volume of trading in preferred shares in 2000. We trade on the Sao Paulo Stock Exchange under the symbol "VCPA4" (changed on December 3, 1999 from "PSIM4"). At December 31, 2001, we had approximately 3,641 shareholders of record.

Market Price Information

         The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for 1,000 preferred shares on the Sao Paulo Stock Exchange. The table also sets forth prices per ADS assuming that ADSs had been outstanding on such dates and translated into U.S. dollars at the commercial market rate for the sale of U.S. dollars at the last day of each respective quarter. See "Item 3A -- Key Information -- Selected Financial Data -- Exchange Rates" for information with respect to exchange rates applicable during the periods set forth below:

                                                                    Reais per 1,000               U.S. Dollars
                                                                   Preferred shares                  per ADS
                                                               ------------------------      -------------------------
                                                                  High           Low           High           Low
                                                               ----------     ---------     -----------    -----------
1997:
             Annual ...................................        R$ 34.00       R$ 19.50       U.S.$   --    U.S.$    --

1998:
             Annual ...................................           25.00          10.50               --             --

1999:
             Annual ...................................           83.00          10.80               --             --

2000:
             First Quarter ............................           85.00          54.50            21.21          15.38
             Second Quarter ...........................           67.88          50.50            18.38          14.00
             Third Quarter ............................           82.00          68.00            23.06          18.06
             Fourth Quarter ...........................           73.30          50.53            19.81          13.00

                                                                      Reais per 1,000                  U.S. Dollars
                                                                      Preferred Shares                   per ADS
                                                                -------------------------        ---------------------
             Annual ......................................        85.00          50.50            23.06          13.00
2001:
             First Quarter ...............................        64.90          52.55            16.50          12.10
             Second Quarter ..............................        76.50          51.00            15.88          11.80
             Third Quarter ...............................        74.50          58.92            15.00          11.49
             Fourth Quarter ..............................        84.00          67.00            17.74          12.23
             Annual ......................................        84.00          51.00            17.74          11.49

Share price for the most recent six months:
             November 2001 ...............................        84.00          75.00            16.85          14.71
             December 2001 ...............................        82.80          76.00            17.74          16.04
             January 2002 ................................        84.50          76.30            17.70          15.90
             February 2002 ...............................        89.00          79.80            18.70          16.45
             March 2002 ..................................        91.50          86.16            19.54          18.27
             April 2002 ..................................        97.30          88.52            20.80          18.95
             May 2002 (until May 15) .....................       100.00          92.50            19.58          18.96

         On May 15, 2002, the last reported closing sale price for the preferred shares on the Sao Paulo Stock Exchange was R$96.50 per 1,000 preferred shares, equivalent to U.S.$19.21 per ADS translated at the exchange rate of R$2.5117 per U.S$1.00, the commercial market rate on such date.

         On April 13, 2000, we issued preferred shares in the form of ADSs issued by Citibank N.A., as depositary, and became a U.S. registered company listed on the New York Stock Exchange. Our offering raised U.S.$118.8 million (before underwriting discounts and commissions), and we received U.S.$29.8 million (before expenses) and the selling shareholders U.S.$85.4 million (before expenses). The above table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the New York Stock Exchange, in U.S. dollars and reais. On April 30, 2002, the CVM approved the replacement of our depositary bank for The Bank of New York, and on May 17, 2002, the SEC declared effective the Form F-6 filed in connection with the change of depositary.

B.  Plan of Distribution

         Not applicable.

C.  Markets

Trading on the Brazilian Stock Exchanges

         On January 27, 2000, the Sao Paulo Stock Exchange, the Rio de Janeiro Stock Exchange and their respective affiliated clearinghouses entered into a memorandum of understanding relating to a restructuring of each of their trading systems, clearinghouse services and corporate structures to establish a single, national stock exchange under the management of the Sao Paulo Stock Exchange.

         Settlement of transactions is effected three business days after the trade date. Delivery of, and payment for, shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the second business day following the trade date. The clearing house for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao de Custodia, or CBLC, which is wholly owned by that exchange.

         In order to better control volatility, the Sao Paulo Stock Exchange has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

         The Sao Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At March 31, 2002, the aggregate market capitalization of the 428 companies listed on the Sao Paulo Stock Exchange was equivalent to approximately U.S.$185.4 billion, and the ten largest companies listed on the Sao

Paulo Stock Exchange represented approximately 16% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. For the period from January 2002 to March 2002, we accounted for approximately 0.75% of the market capitalization of all listed companies on the Sao Paulo Stock Exchange. See "Item 3D -- Risk Factors -- Risks Relating to the Preferred Shares and ADSs -- The relative volatility and illiquidity of the Brazilian securities markets may adversely affect you."

         Trading on Brazilian stock exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See "Item 10B -- Additional Information -- Memorandum and Articles of Association -- Regulation of Foreign Investment" and "Item 10D -- Additional Information -- Exchange Controls."

Differentiated Levels of Corporate Governance

         On November 9, 2001, we agreed to comply with certain heightened corporate governance and disclosure requirements established by the Sao Paulo Stock Exchange in order to qualify for a differentiated listing qualification as a company admitted to the "Level 1 of Corporate Governance Requirements."

         To become a Level 1 company, an issuer must agree to (i) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (v) disclose any existing shareholders' agreements and stock option plans; and (vi) make a schedule of corporate events available to the shareholders.

Regulation of Brazilian Securities Markets

         The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetario Nacional, the National Monetary Council, and by the Central Bank, which has, among others, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

         Under the Brazilian corporate law, a corporation is either public (companhia aberta), such as we are, or closely held (companhia fechada). All publicly-held companies, including us, are registered with the CVM and are subject to reporting requirements, in order to be allowed to have their securities offered to the public and to be listed in a Brazilian stock exchange. Our shares are traded on the Sao Paulo Stock Exchange but may be traded privately subject to certain limitations or may, under certain circumstances, be tradable on all other Brazilian stock exchanges. The Brazilian over-the-counter market consists of direct trades in which a financial institution registered with the CVM serves as intermediary.

         We have the option to ask that trading in securities on the Sao Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the Sao Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the Sao Paulo Stock Exchange.

         The Brazilian securities law, the Brazilian corporate law and the regulations issued by the CVM, the National Monetary Council and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading price manipulation and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions.

D.   Selling Shareholders

         Not applicable.

E.   Dilution

         Not applicable.

F.   Expenses of the Issue

         Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.   Share Capital

         Not applicable.

B.   Memorandum and Articles of Association

         Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our by-laws and the Brazilian corporate law. This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which has been filed with the Commission) and to the Brazilian corporate law.

Corporate Purposes

         We are a share company with principal place of business and jurisdiction in the City of Sao Paulo, Brazil, governed mainly by our by-laws and by the Brazilian corporate law.

         In accordance with our by-laws, our main purposes are: (a) the manufacture and trade, wholesale or retail, of pulp, paper, cardboard and any other products derived from these materials, for our own account or for third parties, (b) the trade, wholesale or retail, of products destined for printing use in general, (c) the development of all industrial and trade activities directly or indirectly related to our corporate objectives, (d) the import of goods and merchandise connected with our corporate purposes, (e) the export of products, whether manufactured by us or by third parties, (f) the representation of our products for our own account or for third parties, (g) the participation as partner, quotaholder or shareholder in other corporations, domestically or abroad, (h) the rendering of administration, organization and finance control services to associated corporations or to third parties, (i) the administration and implementation of forestation and reforestation projects for our own account or for third parties, including management of all agricultural activities that make production, supply and provisioning of raw material to the pulp, paper, cardboard paper industry and of any other products derived from these materials possible, and (j) the rendering of technical services through consulting or assistance to our wholly owned or controlled subsidiaries or to third parties.

Capital Stock and Dividend Policy

         General

         As of December 31, 2001, our capital stock in reais was R$1,701,900,122.76. Our share capital is comprised of common shares and preferred shares, all without par value. The share capital consists of a total of 38,322,699,553 issued shares, without par value, of which 21,140,490,321 are common shares, and 17,182,209,232 are preferred shares, including 235,400,000 preferred shares held as treasury shares as of December 31, 2001. The by-laws authorize the board of directors to increase the capital stock up to 28,000,000,000 common shares and up to 56,000,000,000 preferred shares, without seeking specific shareholder approval. The shareholders must approve any further capital increase at a shareholders' meeting. Under the Brazilian corporate law, as amended, however, the number of our non-voting preferred shares may not exceed two-thirds of the total number of shares.

         The board of directors approved a share buyback program on September 20, 2001, April 5, 2001 and October 19, 2000 in order to keep the shares in treasury for resale at a later date. For more detailed information on the buyback programs, see "Item 10C -- Material Contracts."

         Preferences of Preferred Shares

         According to our by-laws, the preferred shares are non-voting except under limited circumstances provided for in Brazilian corporate law and, upon liquidation, are entitled to receive, prior to any distribution to the holders of the common shares, an amount equal to their pro rata share of the book value of our net worth, based on their proportional share of our share capital prior to any distribution. Holders of preferred shares are not entitled to receive, in the case of liquidation, payments that are 10% greater than the payments received by holders of the common shares.

         Holders of preferred shares are not entitled to a fixed or minimum dividend payment. However, holders of preferred shares are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to the holders of the common shares.

         Under our by-laws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual distribution, to be paid out within 60 days of the annual shareholders' meeting in which the distribution is approved. The Brazilian corporate law permits, however, a public company to suspend payment of the mandatory distribution if the board of directors and the Conselho Fiscal report to the shareholders' meeting that the distribution would be incompatible with our financial condition, subject to approval by the shareholders' meeting. The board of directors must file a justification for a distribution suspension with the CVM within five days of the shareholders' meeting. Profits not distributed due to such suspension must be allocated to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as our financial situation permits such payments. There is no restriction on our repurchase or redemption of shares while the mandatory distribution is suspended due to duly approved and justified financial reasons, other than the generally applicable restrictions on trading by companies with their own shares, as set forth in the Brazilian corporation law and in the rules and regulations issued by CVM.

         Voting Rights

         Each common share entitles its holder to one vote at our shareholders' meetings. Preferred shares do not entitle the holder to vote except as set forth below. Holders of preferred shares are entitled to attend meetings of shareholders and to participate in the discussion.

         The Brazilian corporate law requires that non-voting preferred shares which are entitled to receive fixed or minimum dividends shall acquire voting rights in the event a company fails to pay, for three consecutive fiscal years as established in the by-laws, the fixed or minimum dividend to which such shares are entitled. Because our preferred shares are not entitled to the payment of any fixed or minimum dividend, they cannot acquire voting rights under this rule. The mandatory distribution does not constitute a fixed or minimum dividend for this purpose.

         Any change in the preference or rights of preferred shares, or the creation of a class of shares having priority or preference over preferred shares, requires the approval of holders of a majority of the outstanding preferred shares at a special meeting of holders of preferred shares. The meeting may be called by publication of a notice in the Diario Oficial do Estado de Sao Paulo and in a newspaper of general circulation in our principal place of business at least fifteen days prior to the meeting. In such special meetings, each preferred share will entitle the holder thereof to one vote.

         Pursuant to the recent amendments to the Brazilian corporate law, shareholders that together hold preferred shares representing at least 10% of our total share capital are entitled to appoint a member of our board of directors.

Until 2005, the board members that may be elected by the preferred shareholders as described above are to be chosen from a list of three names drawn up by our controlling shareholder.

         None of our directors was appointed by the holders of preferred shares to date.

         Allocation of Net Income

         At each annual shareholders' meeting, our by-laws require our board of directors to recommend that net income for the preceding fiscal year from which income tax has already been deducted be allocated as follows:

         . 5% for a legal reserve that will not exceed 20% of our paid-in capital;

         .  an amount for a contingency reserve;

         . at least 25% for mandatory distribution to shareholders, to be distributed within 60 days of the annual shareholders' meeting that approves the distribution; and

         . any balance to be allocated in the manner determined by the shareholders.

         Under the Brazilian corporate law, payment of the mandatory dividend is not required if the board of directors has formally declared such distribution to be inadvisable in view of the company's financial condition and has provided the shareholders at the annual shareholders' meeting with an opinion to that effect which has been reviewed by the Conselho Fiscal and reported to the CVM prior to such meeting. See "Item 8A -- Financial Information -- Consolidated Statements and Other Information -- Dividend Policy and Dividends -- Mandatory Distribution."

         Regulation of Foreign Investment

         There are no restrictions on ownership of our preferred shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the electronic registration before the Central Bank. Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 or Resolution 2,689 of January 26, 2000 of the National Monetary Council. Registration under Law 4,131 or under Resolution No. 2,689 generally enables foreign investors to convert into foreign currency dividends other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction as defined by Brazilian tax laws (i.e., a country that does not impose taxes or where the maximum income tax rate is lower than 20%).

         Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

         Pursuant to Resolution No. 2,689, foreign investors must:

         . appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

         .  complete the appropriate foreign investor registration form;

         .  register as a foreign investor with the CVM; and

         .  register the foreign investment with the Central Bank.

         Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM. The right to convert divided payments and proceeds from the sale of our capital stock into foreign currency and to remit these amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the Custodian for the preferred shares represented by ADSs, or holders who have exchanged ADSs for preferred shares from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant, any required governmental approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs could adversely affect holders of ADSs.

         Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved under the Annex V Regulations by the Central Bank and the CVM, and final approval was received before the offering of the preferred shares underlying the ADSs.

         An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the Depositary with respect to the ADSs and is maintained by the custodian on behalf of the Depositary. This electronic registration was carried on through the Central Bank Information System -- SISBACEN, an online network for exchange of information between the Central Bank and Brazilian financial institutions. Pursuant to the electronic registration, the Custodian and Depositary are able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the Depositary's electronic registration for only five business days after such exchange, following which such holder must seek to obtain its own electronic registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689, by a duly registered investor, or if not a registered investor under Resolution No. 2,689, a holder of preferred shares who applies for and obtains a new electronic registration, such holder may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of the preferred shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment when it obtains its own electronic registration. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will be also subject to less favorable tax treatment. See "Item 10E -- Taxation -- Certain Brazilian Tax Consequences."

         Form and Transfer

         Because our shares are in registered book-entry form, the transfer of such shares is made under the rules of Article 35 of the Brazilian corporate law, in accordance with which a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Itau Distribuidora de Titulos e Valores Mobiliarios S.A. performs all the services of book-entry safe keeping and transfer of shares for us and related services.

         Transfers of shares by a foreign investor are made in the same way and requested by that investor's local agent on the investor's behalf, except that, if the original investment were registered with the Central Bank pursuant to the Resolution No. 2,689, the foreign investor should also seek amendment, if necessary, through its local agent, of the electronic registration with the Central Bank to reflect the new ownership.

         The Sao Paulo Stock Exchange operates a central clearing system through Companhia Brasileira de Liquidacao e Custodia, or CBLC. A holder of our shares may choose, at its discretion, to hold through this system, and all shares elected to be put into the system will be deposited in custody with CBLC (through a Brazilian institution duly authorized to operate by the Central Bank having a clearing account with CBLC). The fact that those shares are held in custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as are registered shareholders.

C. Material Contracts

Shareholders' Agreement of Aracruz Celulose S.A.

         A subsidiary of ours became a party to the Aracruz shareholders' agreement, along with BNDESPAR, the Lorentzen Group and the Safra Group. Under the shareholders' agreement, our subsidiary will be entitled to appoint three directors to the Aracruz's board, which currently consists of ten directors. The shareholders' agreement, which expires in 2008, provides that the maximum number of shares of voting stock of Aracruz to be held by any party to the shareholders' agreement may not exceed 28% of the total outstanding shares of voting stock. In addition, the shareholders' agreement requires that each person or entity who acquires shares of voting stock of Aracruz from any of the parties to the shareholders' agreement become a party to such agreement.

Agreements in Connection with Aracruz Acquisition

         We entered into a series of agreements in October 2001 to finance the acquisition of our participation in Aracruz in the total aggregate amount of approximately U.S.$370 million. These agreements contain certain covenants and events of default customary for these types of transactions. These agreements also contain provisions for market interest rates. For additional information, see "Item 5B - Liquidity and Capital Resources."

D. Exchange Controls

         There are no restrictions on ownership of our common shares or preferred shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares or preferred shares into foreign currency and to remit such amounts outside Brazil are subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining an electronic registration before the Central Bank.

         Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

         Investors under Resolution No. 2,689 who do not reside in a "tax haven," or a country that does not impose income tax or in which the maximum income tax rate is lower than 20%, are entitled to favorable tax treatment. See "Item 10E -- Taxation -- Certain Brazilian Tax Consequences."

         Resolution No. 1,927 provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved by the Central Bank and the CVM under Annex V, and we received final approval before the ADS Offering.

         An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. This electronic registration was carried on through the SISBACEN. Pursuant to the electronic registration, the Custodian and Depositary are able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary's electronic registration for only five business days after the exchange, and holder must seek to obtain its own electronic registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689 by a duly registered investor or a holder of preferred shares who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of the preferred shares, or distributions with respect thereto when it obtains its own electronic registration. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will be also subject to less favorable tax treatment.

Preemptive Rights

         Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock. A minimum period of 30 days following the publication of notice of the issuance of convertible securities or shares is allowed for exercise of the right, and the right is negotiable. However, according to our by-laws, our board of directors can eliminate this preemptive right or reduce the 30-day period in case we issue debentures that are convertible into shares or shares within the limits authorized by the by-laws:
(i) through a stock exchange or through a public offering or (ii) through an exchange of shares in a public offering to acquire control of another company.

         In the event of a capital increase that would maintain or increase the proportion of capital represented by preferred shares, the holders of the ADSs or of preferred shares, except as described above, would have preemptive rights to subscribe to any class of our newly issued shares. You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. In the event of a capital increase that would reduce the proportion of capital represented by preferred shares, the holders of the ADSs, except as described above, would have preemptive rights to subscribe for preferred shares in proportion to their shareholdings, and for common shares, only to the extent necessary to prevent dilution of their interest in their shares. See "Item 3D -- Key Information -- Risk Factors -- Risks Relating to the preferred shares and ADSs -- You may not be able to exercise preemptive rights."

Redemption

         According to our by-laws, the common shares and the preferred shares are not redeemable. However, we may redeem shares of minority shareholders if, after a tender offer, our controlling shareholder increases its participation in our total share capital to more than 95%.

Right of Withdrawal

         The Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw his equity interest from the company and to receive payment for the portion of shareholders' equity attributable to his equity interest. Such right of withdrawal may be exercised by a dissenting or non-voting shareholder, including any holder of preferred shares, if a vote of at least 50% of voting shares authorize us:

         . to establish new classes of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the by-laws (our by-laws currently authorize such action);

         . to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

         .    to reduce the mandatory distribution of dividends;

         .    to change our corporate purpose;

         . to merge with another company, including if we are merged into one of our controlling companies, or to consolidate us;

         . to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company, known as an incorporacao de acoes;

         . to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian corporate law;

         . to approve our participation in a centralized group of companies, as defined under the Brazilian corporate law, and subject to the conditions set forth therein; or

         . to conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under Brazilian corporation law.

         In addition, in the event that the entity resulting from a merger, or incorporacao de acoes described above, or a spinoff of a listed company fails to become a listed company within 120 days of the shareholders' meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal.

         Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders' meeting. In the first two cases mentioned above, however, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date the minutes of the special meeting are published. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

         The Brazilian corporate law allows companies to redeem their shares at their economic value as set forth in the Brazilian corporate law, subject to certain requirements. Because our by-laws currently do not provide that our shares be subject to withdrawal at their economic value, our shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders' meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders' meeting.

         According to the Brazilian corporate law, in events of consolidation, merger, incorporacao de acoes and participation in a group of companies, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares in question on the market. In these cases, the shares must not be a component of a general stock index in Brazil or abroad and the shares held by persons unaffiliated with the controlling shareholder must represent less than half of the outstanding shares of the relevant type or class.

E. Taxation

         The following summary contains a description of certain Brazilian and United States federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs by a holder, also called a U.S. holder, that is a citizen or resident of the United States of America, a corporation created or organized in or under the laws of the United States of America or any state thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

         This description does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. In particular, this summary deals only with U.S. holders that will hold preferred shares or ADSs as capital assets and does not apply to certain classes of U.S. holders, such as holders of 10% or more of our voting shares, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis, persons holding preferred shares or ADSs as part of a "straddle," "hedging transaction" or "conversion transaction," and persons that have a "functional currency" other than the U.S. dollar.

         This summary is based upon tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations. Prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

         Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Certain Brazilian Tax Consequences

         The following discussion, subject to the limitations therein, summarizes certain Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or by a holder of preferred shares with an investment in preferred shares registered with the Central Bank as a U.S. dollar investment (in each case, a "non-Brazilian holder"). It is based on Brazilian law as currently in effect, and, therefore, any change in such law may change the consequences described below. Each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

         Pursuant to Brazilian law, the preferred shares may be registered under Resolution No. 2,689. The rules of Resolution No. 2,689 allow foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that they fulfill certain requirements. According to Resolution No. 2,689, a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered abroad.

         Pursuant to these rules, a foreign investor must: (1) appoint at least one representative in Brazil with powers to perform actions related to the foreign investment; (2) complete the appropriate foreign investor registration form; (3) register as a foreign investor with the CVM; and (4) register the foreign investment with the Central Bank.

         Securities and other financial assets held by a foreign investor pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM.

         Taxation of Dividends

         As a result of tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of preferred shares, are exempt from withholding income tax. Stock dividends with respect to profits generated before January 1, 1996 are not subject to Brazilian tax, provided that the stock is not redeemed by us or sold in Brazil within five years after distribution of such stock dividends. Dividends relating to profits generated prior to January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, depending on the year the profits were generated.

         Taxation of Gains

         Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

         The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, shall be considered a capital gain. On receipt of the underlying preferred shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below in "-- Registered Capital." However, if this non-Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

         Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of preferred shares that occur abroad to persons who are not resident in Brazil. Non-Brazilian holders are generally subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of preferred shares that involve a resident of Brazil, if the transaction is carried out outside the Bovespa. Non-Brazilian holders are subject to income tax, at a rate of 20%, on gains realized on sales or exchanges in Brazil of preferred shares that occur on the Brazilian stock exchanges, unless such a sale is made by a non-Brazilian holder who is not a resident in a "tax haven" (as described below) and (1) such sale is made within five business days of the withdrawal of the preferred shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the CVM. In these two last cases, the gains realized are exempt from income tax. The gain realized from transactions on the Bovespa is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency, without any correction for inflation, of the shares sold. The gain realized as a result of a transaction that occurs other than on the Bovespa is the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both values in reais; there are grounds, however, to hold that the gain realized should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into Brazilian currency at the commercial market rate. There is no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution 2,689 will continue in the future or that it will not be changed in the future.

         Any exercise of preemptive rights relating to the preferred shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the preferred shares by a holder of preferred shares, or by the Depositary on behalf of holders of the ADSs, will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of preferred shares.

         Interest Attributed to Shareholders' Equity

         Distribution of a notional interest charge attributed to shareholders' equity in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, is subject to Brazilian withholding income tax at the rate of 15%. Such payments, subject to certain limitations, are deductible for Brazilian income tax and for social contribution purposes as long as the payment of a distribution of interest is credited to a shareholders' account and approved at our general meeting of shareholders. Current Brazilian corporate law establishes that a notional interest charge attributed to shareholders' equity can either be accounted for as part of the mandatory dividend or not. In case the payment of such interest is accounted for as part of the mandatory dividend, we would be required to pay an additional amount to ensure that the net amount received by the shareholders, after the income tax, is at least equal to the mandatory dividend. The distribution of interest attributed to shareholders' equity would be proposed by our board of directors and subject to subsequent declaration by the shareholders at a general meeting.

         Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions

         Law 9779/99, in effect as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven, is subject to withholding income tax at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%. Capital gains for gains realized are not subject to this 25% tax even if the beneficiary is a resident in a tax haven.

         Other Brazilian Taxes

         There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder. However, some Brazilian states may impose gift and estate taxes on gifts made or inheritances bestowed by individuals or entities not resident or domiciled within such state to individuals or entities residing or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

         Tax on Bank Account Transactions (CPMF)

         As a general rule, financial transactions or CPMF tax is imposed on any removal of funds from accounts at banks. Transactions by the depositary or by holders of preferred shares that involve the transfer of Brazilian currency through Brazilian financial institutions will be subject to the CPMF tax. When non-Brazilian holders transfer the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF tax is imposed on the amount to be remitted abroad in Brazilian reais. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. The CPMF tax is generally imposed on bank account debits at a current rate of 0.38%. The CPMF tax is scheduled to expire on June 16, 2002.

However, the extension of such period is currently under discussion by the Brazilian Congress. If approved, the CPMF can be levied in 90 days from the date of approval by the Brazilian Congress. In the event we perform any exchange transaction in connection with ADSs or preferred shares, we will be responsible for collecting the CPMF tax.

         Taxation of Foreign Exchange Transactions (IOF/Cambio)

         Pursuant to Decree 2,219 of May 2, 1997, IOF/Cambio may be imposed upon the conversion of Brazilian currency into a foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency. Except under specific circumstances, there is no current IOF tax on such conversions, but the Minister of Finance has the legal power to increase the rate to a maximum of 25% at any time, but only in relation to future transactions.

         Tax on Bonds and Securities Transactions (IOF/Titulos)

         Law No. 8,894/1994 created the Tax on Bonds and Securities Transactions (the IOF/Titulos), which may be imposed on any transactions involving bonds and securities, even if these transactions are performed on Brazilian futures and commodities exchanges. The applicable rate for these transactions is currently 0%, although the executive branch may increase the rate up to 1.5% per day, but only with respect to futures transactions.

         Registered Capital

         The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary representing such holder, is eligible for registration with the Central Bank; such registration (the amount registered is referred to as registered capital) allows the remittance of foreign currency outside Brazil, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred shares. The registered capital for each preferred share purchased as part of the international offering, or purchased in Brazil after that date, and deposited with the Depositary will be equal to its purchase price in U.S. dollars. The registered capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15/th/ trading session immediately preceding such withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or, if the average price of preferred shares is determined under clause (ii) above, the average of such quoted rates on the same 15 dates used to determine the average price of the preferred shares).

         A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars received by the non-Brazilian holder.

         The financial availability of the respective amounts of interest to the shareholders, withholding of income tax at source, was defined at the general shareholders' meeting held on April 27, 2001. The interest on shareholders' equity was paid on June 26, 2001.

Certain United States Federal Income Tax Consequences

         The following discussion, subject to the limitations therein, sets forth certain United States federal income tax consequences to U.S. holders in respect of the purchase, ownership and disposition of the preferred shares or ADSs.

         In general, for purposes of the U.S. Internal Revenue Code of 1986, as amended (also called the Code), holders of ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

         Taxation of Dividends

         Distributions with respect to the preferred shares or the ADSs (other than distributions in redemption of the preferred shares subject to section 302(b) of the Code or in a liquidation of VCP) (including distributions of notional interest charges on shareholders' equity) will, to the extent made from current or accumulated earnings and profits of VCP as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the preferred shares or ADSs to qualify as dividends for U.S. federal income tax purposes depends on the future profitability of VCP and other factors, many of which are beyond our control. To the extent that such a distribution exceeds the amount of VCP's earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. holder's adjusted tax basis in the preferred shares or ADSs, and thereafter as capital gain. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to:

         . the preferred shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, or

         . the preferred shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the Depositary, and, in either case, will not be eligible for the dividends received deduction allowed to corporations under the Code. Dividends paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate for conversion of reais into U.S. dollars in effect on the day the distribution is received by the U.S. holder, in the case of preferred shares, or the Depositary, in the case of preferred shares represented by ADSs, regardless of whether the payment is in fact converted to U.S. dollars.

         If dividends paid in reais are converted into U.S. dollars on the day they are received by the U.S. holder or the Depositary, as the case may be, U.S. holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. holder through the date such payment is converted into dollars (or otherwise disposed of) will be treated as U.S.-source ordinary income or loss. However, U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received by the U.S. holder or the Depositary are not converted into U.S. dollars on the date of receipt, as well as the tax consequences of the receipt of any additional reais from the Custodian on account of Brazilian inflation.

         Dividends received by most U.S. holders will constitute foreign source "passive income" (or, in the case of certain U.S. holders, "financial services" income) for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, the Brazilian income tax withheld in connection with any distribution with respect to ADSs or preferred shares will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability (or, at a U.S. holder's election, may be deducted in computing taxable income). The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances. The Internal Revenue Service has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holding depository shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends could be affected by future action taken by the Internal Revenue Service.

         It is not entirely clear whether the preferred shares will be treated as "preferred stock" or "common stock" within the meaning of section 305 of the Code. For the purposes of section 305, the term "preferred stock" generally refers to stock that, in relation to other classes of stock outstanding, enjoys certain limited rights and privileges (generally associated with specific dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. If the preferred shares are treated as "common stock" for purposes of section 305, distributions to U.S. holders of additional shares of such "common stock," or preemptive rights relating to such "common stock" with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all our shareholders, in most instances will not be subject to United States federal income tax. On the other hand, if the preferred shares are treated as "preferred stock" within the meaning of section 305, and if the U.S. holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that are includible in the U.S. holder's gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

         Taxation of Capital Gains

         Deposits and withdrawals of preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

         A gain or loss realized by a U.S. holder on the sale or other disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder's basis in the preferred shares or the ADSs and the amount realized on the disposition. Capital gains of individuals with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of preferred shares or ADSs, including gain that arises because the U.S. holder's basis in the preferred shares or ADSs has been reduced because a distribution is treated as a return of capital rather than as a dividend, will be treated as U.S.-source income for U.S. foreign tax credit purposes in most instances. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used. Loss realized by a U.S. holder on a sale or disposition will be treated as U.S.-source loss in most instances.

         If a Brazilian withholding tax is imposed on the sale or disposition of preferred shares (see "-- Certain Brazilian Tax Consequences"), the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian withholding tax. The availability of U.S. foreign tax credits for these Brazilian taxes and any Brazilian taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to various limitations and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders are urged to consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

         Passive Foreign Investment Companies

         If during any taxable year of a non-U.S. corporation, 75% or more of the corporation's gross income consists of certain types of "passive" income, or the average value during a taxable year of the "passive assets" of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation's assets, the corporation will be treated as a "passive foreign investment company," or PFIC, under U.S. federal income tax law. If a corporation is treated as a PFIC, a U.S. holder may be subject to increased tax liability upon the sale of preferred shares or ADSs, or upon the receipt of certain dividends, unless such U.S. holder makes an election to be taxed currently on its pro rata portion of the corporation's income, whether or not such income is distributed in the form of dividends, or otherwise makes a "mark-to-market" election with respect to the corporation's stock as permitted by the Code. Based on our operations and business plans, we do not believe that we are currently a PFIC, and do not expect to become a PFIC in the foreseeable future.

         Information Reporting and Backup Withholding

         Information reporting requirements will apply to dividends in respect of the preferred shares or ADSs or the proceeds received on the sale, exchange, or redemption of the preferred shares or ADSs paid within the United States (and, in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients (such as corporations), and a 30% backup withholding tax (subject to reduction in future years) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding tax from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

         Not applicable.

G. Statements by Experts

         Not applicable.

H. Documents on Display

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Securities and Exchange Commission, or the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commissions' Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material we filed can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

         We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900.

         Copies of our annual reports on Form 20-F and accompanying documents and our by-laws will be available for inspection at our headquarters.

I. Subsidiary Information

         Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates.

General

         We purchase financial hedges in the market to reduce our foreign currency exposure and do not take into account the natural hedge provided by our exports in determining our hedging needs, and we establish strict internal policies with respect to our currency exposure positions and revise these policies from time to time in response to new economic information on the macroeconomic environment in Brazil. The exposure to foreign currency risk is guided by closely monitored policies.

         We use currency and interest rate swap contracts to hedge U.S. dollar-denominated debt. We do not use derivatives for trading or speculative purposes. The unrealized gains and losses on these contracts are recorded on our balance sheet as receivables or payables and in our statement of income in "Foreign exchange losses, net" in 2001, 2000 and 1999.

         These financial instruments have been used extensively as part of a defined financial strategy designed to optimize opportunities in the Brazilian foreign exchange and interest rate markets. Like many other Brazilian exporters, we have had access to U.S. dollar-denominated sources of long-term financing in the form of export prepayments or credits. Opportunities arise between the lower interest rates payable on the U.S. dollar-denominated export credits and borrowings, the proceeds of which are invested in real-denominated cash, cash equivalents and held-to-maturity investments, which provide higher yields.

         After the currency devaluation in January 1999, we decided to reduce significantly our net exposure in U.S. dollars. As of December 31, 1999, our net foreign currency exposure was U.S.$61 million (U.S. dollar asset position exceeded U.S. dollar liability position). This policy limited our foreign exchange loss to U.S.$69 million in 1999, despite the effects of the 48% devaluation of the real on our U.S. dollar-denominated debt of U.S.$753 million at December 31, 1998. In 2000, we continued our policy of protection of our dollar assets and liabilities taking into account the natural hedge provided by our exports. On December 31, 2001, our net exposure was a negative U.S.$11 million, indicating we were overhedged. As of March 31, 2002, we increased our exposure to U.S.$13 million due to low exchange rate volatility, which is equivalent to less than one month of exports. At present, we, along with other Brazilian companies, have limited sources of long-term financing denominated in reais. We believe we have access to a sufficient number of foreign currency financing sources to meet our needs without resorting to more expensive real-denominated financing.

         Our foreign currency debt reflects a strategy to continue raising funds in U.S. dollars, and to invest the proceeds in investments bearing higher interest rates in the local market. We succeeded in lengthening the average maturity of our debt between 1997 and 1999. The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt increased from 32% at December 31, 2000 to 44% at December 31, 2001.

Foreign Currency Risk

         Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency denominated liabilities as of December 31, 2001 included borrowings denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar-denominated debts less our foreign currency and interest rate swap contracts in our U.S. dollar-denominated assets) was negative U.S.$1 million (assets were higher than liabilities) at December 31, 2001 compared to positive U.S.$11 million in 2000. As of December 31, 2001, approximately 57% of our cash, cash equivalents and held-to-maturity investments were denominated in U.S. dollars. Our sales outside of Brazil are largely U.S. dollar-denominated, while sales of pulp within Brazil are denominated in reais but based on U.S. dollar prices, with most of our operating costs being denominated in reais. Our foreign currency and interest rate swap contracts partially hedge our exposure arising from our U.S. dollar-denominated debt. We evaluate the macroeconomic situation and its impact on our financial position on a weekly basis.

         The specific foreign currency risks which have caused us to enter into swap contracts to protect ourselves against a possible devaluation of the real were associated with the exposures generated by our U.S. dollar-denominated (short- and long-term) debt. The contracts protect against these risks by committing us and the counterparties to positions in foreign currency, thereby offsetting, to the extent of these contracts, the effects of currency fluctuations on our foreign currency debts. The management of our net exposure position takes into account a number of current and projected economic factors and market conditions. At December 31, 2001 and 2000, the notional amounts of our outstanding foreign currency swap contracts were U.S.$253 million and U.S.$243 million, respectively, and their fair values were U.S.$32 million and U.S.$59 million, respectively. The weighted average pay rates on our outstanding foreign currency swap contracts are floating rate-based on the Certificado de Deposito Interbancario, or CDI. The fair values of our foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts.

         The table below provides information on our debt outstanding as of December 31, 2001. The amounts have been translated into U.S. dollars based on the exchange rate prevailing on December 31, 2001, as determined by the Central Bank (R$2.3204 for U.S.$1.00).

                                                                 As of December 31, 2001
                                                --------------------------------------------------------------
                                                        Expected Maturity Date
                                                ---------------------------------------
                                                                                 After               Fair
                                                 2002       2003       2004       2004      Total   Value/(1)/
                                                ------     ------     ------     ------    -------  ----------
                                                                    (U.S.$ in millions)
Short-term debt:
     U.S. dollars ........................      $   69     $   --     $   --     $   --     $   69    $   69
                                                ------     ------     ------     ------     ------    ------
Long-term debt:
     Reais ...............................          --          9         14         71         94        94
     U.S. dollars ........................         389        175        223         92        879       878
                                                ------     ------     ------     ------     ------    ------
         Total long-term debt ............         389        184        237        163        973       972
                                                ------     ------     ------     ------     ------    ------
Total ....................................      $  458     $  184     $  237     $  163     $1,042    $1,041
                                                ======     ======     ======     ======     ======    ======

________________________
(1)  The methodology used to determine the fair value included is described in note 12 to our consolidated financial statements.

         We incurred most of this debt principally to take advantage of the opportunities that arise due to interest rate differentials between real-denominated financial instruments (cash and cash equivalents and held-to-maturity investments) and our foreign currency export credits and to finance the acquisition of a participation in Aracruz and the Jacarei expansion. See "Item 5B -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Capital Expenditures -- Financial Strategy." We believe that, given our level of assets and resources, we should have sufficient cash and sources of working capital to meet our debt service.

         On December 31, 2001, the carrying value of our U.S. dollar-denominated short-term debt was U.S.$69 million and our U.S. dollar- and real-denominated long-term debt, including the current portion, was U.S.$973 million.

         We estimate that the foreign currency-denominated component of our paper costs does not exceed 10% of our total costs. We are self-sufficient in pulp, the principal raw material used in producing paper products. The energy, labor and other domestic components of our paper production costs are denominated in reais and, together with the cost of pulp, account for almost 90% of our paper costs. Although, in the long term, there is a clear correlation between international U.S. dollar-denominated pulp prices, reflecting the international nature of this commodity, and the prices we are able to charge, fluctuations in exchange rate are not always immediately reflected in our domestic prices. In the long-term, when the international price of pulp increases, the domestic price follows and our domestic sales in reais also increase. In the short term, our domestic prices may deviate from the international U.S. dollar-denominated pulp prices. Timing of the reflection of the fluctuations in exchange rate in our prices may vary with the type of product, generally as follows:

         . immediately for commodity products, such as pulp and uncoated wood-free paper;

         . with a relatively short lag for coated papers, due to the sale of imported products in the domestic market; and

         . with some lag for other specialty papers with limited exposure to external factors.

         The percentage of our debt subject to fixed and floating interest rates is as follows:

                                                         As of December 31, 2001       As of December 31, 2000
                                                         -----------------------       -----------------------
     Floating rate debt:
          .   Denominated in U.S. dollars .............          37%                           51%
          .   Denominated in reais ....................           9                            11
                                                                ---                           ---
                  Subtotal ............................          46%                           62%

     Fixed rate debt:
          .   Denominated in U.S. dollars .............          54%                           38%
          .   Denominated in reais ....................          --                            --
                                                                ---                           ---
                  Subtotal ............................          54%                           38%
                                                                ---                           ---
                       Total ..........................         100%                          100%
                                                                ===                           ===

         Our foreign currency and interest rate swap contracts are effected to mitigate the potential foreign currency exchange losses which would be generated by our U.S. dollar-denominated liabilities in the event of a devaluation. We make our export sales in U.S. dollars, which also helps us to mitigate the potential losses in the event of a devaluation.

Interest Rate Risk

         Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank. The TJLP was fixed at 9.25% on December 31, 2000, and during 2000 averaged 10.75% per year. On December 31, 2001, the TJLP was fixed at 10%, and during 2001 averaged 9.50% per year.

         The interest rate on our cash, cash equivalents and held-to-maturity investments denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

         The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2001.

                                                                         As of December 31, 2001
                                                      --------------------------------------------------------------------------
                                                            Expected Maturity Date
                                                      ---------------------------------
                                                                                 After            Fair         Average Annual
                                                       2002     2003     2004     2005    Total   Value/(1)/    Interest Rate
                                                      ------   ------   ------   ------  -------  ----------  ------------------
                                                                           (U.S.$ in millions)
Assets:
Cash and cash equivalents denominated in reais .....  $  137      $--      $--      $--   $  137   $  137       102% of CDI
Cash and cash equivalents denominated in U.S.
     dollars .......................................      35       --       --       --       35       37          16.7%
Held-to-maturity investments denominated in
     reais .........................................      70       --       24       --       94       94       103.5% of CDI
Held-to-maturity investments denominated in U.S.
     dollars .......................................      17       15       63      175      270      266          11.8%
                                                      ------   ------   ------   ------   ------   ------
Total cash, cash equivalents and held-to-maturity
     investments ...................................  $  259   $   15   $   87   $  175   $  536   $  534
                                                      ======   ======   ======   ======   ======   ======
Liabilities:
Short-term debt:
     Floating rate, denominated in U.S. dollars ....  $  238   $   --   $   --   $   --   $  238   $  238       2.0% over Libor
     Fixed rate, denominated in U.S. dollars .......     200       --       --       --      200      199           8.5%
     Floating rate, denominated in reais ...........      20       --       --       --       20       20       3.0% over TJLP
         Total short-term debt .....................  $  458   $   --   $   --   $   --   $  458   $  457
Long-term debt:
     Floating rate, denominated in U.S. dollars ....  $   --   $  175   $  223   $  112   $  510   $  510       1.6% over Libor
     Floating rate, denominated in reais ...........      --        9       14       51       74       74       3.0% over TJLP
                                                               ------   ------   ------   ------   ------
         Total long-term debt ......................      --   $  184   $  237   $  163   $  584   $  584
                                                      ------   ------   ------   ------   ------   ------
Total debt .........................................  $  458   $  184   $  237   $  163   $1,042   $1,041
                                                      ======   ======   ======   ======   ======   ======


_____________________________
(1) The methodology used to determine the fair value included in the table above is described in note 14 to our consolidated financial statements.

Foreign Currency and Interest Rate Swaps

         We primarily use derivatives to hedge our U.S. dollar-denominated debt. Because a large portion of our debt is denominated in U.S. dollars, we protect ourselves from the effects of unfavorable exchange movements by entering into foreign currency and interest rate swap contracts or Brazilian public bonds. See note 14 to our consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

         Our counterparties are financial institutions, including Banco Votorantim, a member of the Votorantim group. Banco Votorantim is a commercial banking institution and is subject to Central Bank regulations. The rates that we negotiate with Banco Votorantim generally reflect those available in the current financial market. Our treasury department also compares these rates to those offered by other banks before closing the deal in order to assure that we receive the most favorable terms and conditions available for each transaction.

         At December 31, 2001, all swap transactions were conducted with Banco Votorantim and refer to reais to U.S. dollar swap contracts. Our swap activities are contracted specifically to fulfill our needs.

         The table below provides information about our foreign currency and interest rate swap contracts:

                                                                                As of December 31, 2001
                                            ---------------------------------------------------------------------------------------
                                                 Expected Maturity Date
                                            ----------------------------
                                                                                  Fair Value of
                                                                  After                Assets       Average Paying      Average
                                             2002   2003   2004    2004    Total  (Liabilities)(1)  Rate in Reais   Receiving Rate
                                            ------ ------ ------  ------  ------- ---------------- --------------- ----------------
                                                                (U.S.$ in millions)
Foreign currency and interest rate
    swap contracts notional amount
         Reais to U.S. dollars .......       $--    $39    $--     $214     $253         $32         100% of CDI    13.1% per annum
                                                                                                                    in U.S. dollars

         U.S. dollars to reais ........ $9     $9    $8     $79     $105      $9       106.4% of CDI   11.3% per annum
                                                                                                        in U.S. dollars

_______________________
(1) The methodology used to determine the fair value included in the table above is described in note 14 to our consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15. [Reserved]

ITEM 16. [Reserved]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS

         The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

             Report of Independent Auditors .....................................................  F-3

             Report of Independent Auditors of Aracruz S.A. .....................................  F-4

             Consolidated Balance Sheets as of December 31, 2001 and 2000 .......................  F-5

             Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999 ...........................................................................  F-7

             Consolidated Statements of Cash Flows for the years ended December 31, 2001,
             2000 and 1999 ......................................................................  F-9

             Consolidated Statements of Changes in Shareholders' Equity for the
             years ended December 31, 2001, 2000 and 1999 .......................................  F-10

             Notes to Consolidated Financial Statements .........................................  F-11

         All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 19. EXHIBITS

  Exhibit
  -------
  Number     Description
  ------     -----------
  1          English translation of the By-laws.

  2** Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as depositary, and the Owners and Beneficial Owners of American Depositary Receipts, including the form of American Depositary Receipts.

  2.1* Indenture, dated June 27, 1997, among Voto-Votorantim Overseas Trading Operations N.V., as issuer, The Chase Manhattan Bank, as trustee, registrar, transfer agent and paying agent, and S.A. Industrias Votorantim, Votorantim Celulose e Papel S.A., Celpav Celulose e Papel Ltda., and Companhia de Cimento-Portland Gaucho, as guarantors.

  3.1 Shareholders' Agreement of Aracruz Celulose S.A. dated January 22, 1988 among the Lorentzen Business Group, the Safra Business Group, Companhia Souza Cruz Industria e Comercio, BNDESPAR and Billerud Akliebol ag.

  3.2 First Amendment and Ratification to the Shareholders' Agreement of Aracruz Celulose S.A., dated June 30, 1989.

  3.3 Terms of Adhesion to the Shareholders' Agreement of Aracruz Celulose S.A., dated November 1, 2001.

  4.1* Share Retention Agreement, dated May 27, 1993, among Industrias de Papel Simao S.A., Industria de Papel e Celulose de Salto S.A., KSR
             - Comercio e Industria de Papel S.A., Florin Florestamento Integrado S.A., Agro - Florestal Simao S.A., Risipar S.A. and International Finance Corporation.

  4.2* Investment Agreement, dated May 27, 1993, between Industrias de Papel Simao S.A. and International Finance Corporation.

  4.3* Guarantee Agreement, dated May 27, 1993, between Companhia de Cimento Portland Rio Branco and International Finance Corporation.

  4.4* Financing Agreement, dated February 3, 1987, among Banco Nacional de Desenvolvimento Economico e Social - BNDES, Industria de Papel Simao S.A. and International Finance Corporation.

  4.5* Financing Agreement, dated January 31, 1992, between Banco Nacional de Desenvolvimento Economico e Social - BNDES and Industria de Papel Simao S.A.

  4.6* Financing Agreement, dated August 13, 1997, between Banco Nacional de Desenvolvimento Economico e Social - BNDES and Industria de Papel Simao S.A.

  4.7* Financing Agreement, dated February 26, 1996, between Banco Nacional de Desenvolvimento Economico e Social - BNDES and Industria de Papel Simao S.A.

  4.8* Financing Agreement, dated February 10, 1998, between Banco Nacional de Desenvolvimento Economico e Social - BNDES and Celpav Celulose e Papel Ltda.

  4.9*+ Pulp Supply Agreement, dated January 1, 1999, between Kimberly-Clark International and Votorantim International North America.

  4.10*+ Technology Transfer Agreement, dated September 1, 1989, between Kanzaki Paper Mfg. Co., Ltd. and Industrias de Papel Simao S.A.

  4.11*+ Second Amendment Agreement to Technology Transfer Agreement, dated October 4, 1999, between New Oji Paper Co., Ltd. and Industrias de Papel Simao S.A.

  4.12*+ Second Addendum to the Industrial Technology License Agreement, dated as of October 4, 1999, between the Registrant and Oji Paper Co., Ltd.

  4.13* Agreement, dated December 29, 1999, between the Registrant and Maspha Comercial Ltda.

  4.14* Amendment to the Investment Agreement, dated as of February 25, 2000, between the Registrant and International Finance Corporation.

  4.15* Amendment to the Loan Conversion Agreement, Share Retention Agreement and Guarantee Agreement, dated as of February 25, 2000, among the Registrant, Cimento Rio Branco S.A. and

 Exhibit
 -------
 Number      Description
 ------      -----------
             International Finance Corporation.

  4.16 Loan Agreement, dated October 29, 2001, among POBT Bank and Trust Limited, Newark Financial Inc. and VCP.

  4.17 Loan Agreement, dated October 26, 2001, among Banco Bradesco S.A., Grand Cayman, Newark Financial Inc. and VCP.

  4.18 Loan Agreement, dated October 26, 2001, among Unibanco-Uniao de Bancos Brasileiros S.A., Nassau Branch, Newark Financial Inc. and VCP.

  4.19       Loan Agreement, dated October 19, 2001, among Banco
             BBA-Creditanstalt S.A.- Nassau branch, Newark Financial Inc. and
             VCP.

  4.20 Offshore Export Prepayment Agreement No. G-5261/01, dated October 29, 2001, between ABN Amro Bank N.V. and Newark Financial Inc.

  4.21 Term Loan Facility Letter, dated October 24, 2001, between Dresdner Bank Lateinamerika AG and Newark Financial Inc.

  4.22 Promissory Note, dated October 29, 2001, between Banco ABC Brasil S.A., Cayman Islands branch, and Newark Financial Inc.

  4.23 Export Finance Agreement dated as of October 29, 2001 by and between VCP Exportadora e Participacoes S.A., Votorantrade N.V., S.A. Industrias Votorantim, Citrovita Agro Industrial Ltda., Cia. Nitro Quimica Brasileira, Cia. Niquel Tocantins, Votorantim Celulose e Papel S.A., Votocel Filmes Flexiveis Ltda., Votorantim Mineracao e Metalurgia Ltda. and Cia. Mineira de Metais.

  6 See note 2(j) to our financial statements for information explaining how earnings per share information was calculated.

  8 See note 2(b) to our financial statements for information regarding our subsidiaries.

_____________
* Incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766).

** Incorporated herein by reference to our registration statement on Form F-6 (No. 333-84964).

+ Portions of the exhibit have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             VOTORANTIM CELULOSE E PAPEL S.A.

                                             By: /s/ Valdir Roque
                                                 --------------------------
                                                 Name:  Valdir Roque
                                                 Title:  Chief Financial Officer


                                             By: /s/ Raul Calfat
                                                 --------------------------
                                                 Name:  Raul Calfat
                                                 Title:  Chief Executive Officer

Date: May 21, 2002

                        Consolidated Financial Statements

                        Votorantim Celulose e Papel S.A.

                        Years ended December 31, 2001, 2000 and 1999

                        VOTORANTIM CELULOSE E PAPEL S.A.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                      Index

Report of Independent Auditors ....................................................     F-3

Report of Independent Auditors of Aracruz S.A. ....................................     F-4

Consolidated Balance Sheets as of December 31, 2001 and 2000 ......................     F-5

Consolidated Statements of Income for the Years Ended December 31, 2001, 2000
and 1999 ..........................................................................     F-7

Consolidated Statements of Cash Flows for the Years Ended December 31, 2001,
2000 and 1999 .....................................................................     F-9

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended
December 31, 2001, 2000 and 1999 ..................................................     F-10

Notes to Consolidated Financial Statements ........................................     F-11

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Votorantim Celulose e Papel S.A

We have audited the accompanying consolidated balance sheets of Votorantim Celulose e Papel S.A. as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Aracruz Celulose S.A, (a corporation in which the Company has a 12.35% equity interest), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to balance sheet data included for Aracruz Celulose S.A, it is based solely on their report.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Votorantim Celulose e Papel S.A. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                   ERNST & YOUNG
                   Auditores Independentes S.C.
                   25P015199/O-6


                               Idesio S. Coelho Jr
                                     Partner

Sao Paulo, Brazil
January 28, 2002

PricewaterhouseCoopers [LOGO]

                     [LETTERHEAD OF PRICEWATERHOUSECOOPERS]


Report of Independent Accountants

To the Board of Directors and Stockholders of Aracruz Celulose S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity, expressed in United States dollars, present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and its subsidiaries at December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the management of Aracruz Celulose S.A.; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers
PricewaterhouseCoopers                                           Vitoria, Brazil
Auditores Independentes                                         January 10, 2002

                        VOTORANTIM CELULOSE E PAPEL S.A.

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2001 and 2000
                     (Expressed in millions of U.S. dollars)

                                                                            2001         2000
                                                                     -------------------------------
  Assets
  Current assets
    Cash and cash equivalents                                                172          489
    Held-to-maturity investments                                              87           17
    Unrealized gains from foreign currency and interest
       rate swaps                                                              -           36
    Trade accounts receivable                                                171          159
    Inventories                                                               60           63
    Deferred income tax                                                        3            6
    Other                                                                     15            8
                                                                     -------------------------------
  Total current assets                                                       508          778

  Property, plant and equipment, net                                       1,100          997


  Other assets
    Equity investees                                                         371            -
    Held-to-maturity investments                                             277            -
    Unrealized gains from foreign currency and interest
       rate swaps                                                             41            9
    Other                                                                     24            6
                                                                     -------------------------------
  Total other assets                                                         713           15








                                                                     -------------------------------
  Total assets                                                             2,321          1,790
                                                                     ===============================

                        VOTORANTIM CELULOSE E PAPEL S.A.

                           December 31, 2001 and 2000
        (Expressed in millions of U.S. dollars, except numbers of shares)

                                                                            2001            2000
                                                                     ----------------------------------
  Liabilities and Shareholders' equity
  Current liabilities
    Trade payable                                                             57              28
    Short-term debt                                                           69              74
    Current portion of long-term debt                                        389              94
    Payroll and related charges                                               12              13
    Income taxes                                                               3               4
    Dividends payable                                                         40              45
    Other                                                                     14              11
                                                                     ----------------------------------
  Total current liabilities                                                  584             269

  Long-term liabilities
    Long-term debt, less current portion                                     584             361
    Deferred income tax                                                       34              13
    Provision for tax, legal proceedings and other                            12              13
                                                                     ----------------------------------
  Total long-term liabilities                                                630             387

  Commitments and contingencies

  Shareholders' equity
    Preferred stock, no par value, 56,000,000,000 shares
      authorized, 17,182,209,232 shares issued                               553             553
    Common stock, no par value, 28,000,000,000 shares
      authorized,  21,140,490,321 shares issued                              767             767
    Additional paid-in-capital                                                23              23
    Treasury stock, at cost, 235,400,000 preferred shares                     (6)             (6)
    Appropriated retained earnings                                            27              19
    Unappropriated retained earnings                                         518             374
    Accumulated other comprehensive loss                                    (775)           (596)
                                                                     ----------------------------------
  Total shareholders' equity                                               1,107           1,134
                                                                     ----------------------------------
  Total liabilities and shareholders' equity                               2,321           1,790
                                                                     ==================================


See notes to consolidated financial statements.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                       CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 2001, 2000 and 1999
       (Expressed in millions of U.S. dollars, except earnings per share)

                                                                          2001         2000        1999
                                                                       -------------------------------------
Net operating revenue
 (Net of sales taxes: 2001 - $99; 2000 - $92 and 1999 - $67)
  Domestic sales                                                          443           537         392
  Export sales (Includes related party sales: 2001 - $194; 2000 -
     $196 and 1999 - $174)                                                211           237         196
                                                                       -------------------------------------
                                                                          654           774         588
Operating cost and expenses
  Cost of sales                                                           344           371         322
  Selling and marketing                                                    56            58          62
  General and administrative                                               32            33          27
  Other operating expenses (income), net                                    5            (2)          1
                                                                       -------------------------------------
                                                                          437           460         412
                                                                       -------------------------------------
Operating profit                                                          217           314         176

Non-operating income  (expenses)
  Financial income                                                         71            94         106
  Financial expenses                                                      (39)          (65)        (93)
  Foreign exchange losses, net                                             (8)          (14)        (69)
  Gain on sale of investee                                                  -             -          13
                                                                       -------------------------------------
                                                                           24            15         (43)
                                                                       -------------------------------------
Income before income tax, equity income of investee and
   cumulative effect of accounting change                                 241           329         133
  Income tax expense                                                      (59)          (80)        (35)
                                                                       -------------------------------------

Income before equity income of investee and cumulative effect of
   accounting change                                                      182           249          98

 Equity income of investee                                                  -             -           1

                                                                       -------------------------------------
Income before cumulative effect of accounting change                      182           249          99

 Cumulative effect of accounting change, net of tax                        10             -           -

                                                                       -------------------------------------
Net income                                                                192           249          99
                                                                       =====================================

Net income applicable to preferred stock                                   90           116          45
Net income applicable to common stock                                     102           133          54
                                                                       -------------------------------------
Net income                                                                192           249          99
                                                                       =====================================


See notes to consolidated financial statements.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
       (Expressed in millions of U.S. dollars, except earnings per share)

Per share data:                                                               Years ended December 31,
                                                           -----------------------------------------------------------
                                                                          2001                    2000        1999
                                                           -----------------------------------------------------------
                                                             Before
                                                            cumulative  Cumulative
                                                            effect of    effect of
                                                            accounting  accounting     Net         Net        Net
                                                              change      change      Income     Income      Income
                                                           -----------------------------------------------------------
Basic earnings per 500 shares - in U.S. dollars
  Preferred                                                    2.51        0.14        2.65       3.45        1.41
  Common                                                       2.28        0.13        2.41       3.13        1.28

Basic earnings per 1000 shares - in U.S. dollars
  Preferred                                                    5.03        0.28        5.31       6.89        2.81
  Common                                                       4.57        0.26        4.83       6.27        2.56

Weighted average number of shares outstanding (thousands)
    Preferred                                               16,946,809  16,946,809  16,946,809 16,867,058  15,973,367
    Common                                                  21,140,490  21,140,490  21,140,490 21,140,490  21,140,490

See notes to consolidated financial statements.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2001, 2000 and 1999
                     (Expressed in millions of U.S. dollars)

                                                                            2001      2000        1999
                                                                         -------------------------------
Cash flows from operating activities
Net income                                                                   192       249          99
Adjustments to reconcile net income to cash provided by operating activities:
   Foreign exchange losses, net                                                8        14          69
   Deferred income tax                                                        19        24          27
   Depreciation and depletion                                                 52        63          63
   Cumulative effect of accounting change, net of tax                        (10)        -           -
   Disposals of property, plant and equipment                                  4         2          (2)
   Disposal of investee                                                        -         -         (13)
Changes in operating assets and liabilities
   Trade accounts receivable                                                 (35)       (8)        (66)
   Inventories                                                                (8)      (11)        (11)
   Other assets                                                              (10)       29          (2)
   Liabilities                                                                22        19          41
                                                                         -------------------------------
Net cash provided by operating activities                                    234       381         205

Cash flows from investing activities
  Held-to-maturity investments
    Purchases                                                               (329)      (32)       (187)
    Maturities                                                                 4       187         186
  Acquisition of property, plant and equipment                              (309)     (125)        (84)
  Investment in equity investee                                             (370)        -           -
  Proceeds from disposals of property, plant and equipment                     2         5           8
  Proceeds from sale of investee                                               -         -          23
  Loans to related parties                                                     -        66           9
                                                                         -------------------------------
Net cash provided (used) in investing activities                          (1,002)      101         (45)

Cash flows from financing activities
  Short-term debt                                                             13        (4)          6
  Long-term debt
    Issuances                                                                787       187          99
    Repayments                                                              (238)     (329)       (287)
  Acquisition of treasury shares                                               -        (6)          -
  Proceeds from sales of treasury shares                                       -        32           8
  Dividends paid                                                             (37)      (23)         (6)
                                                                         -------------------------------
Net cash provided by (used in) financing activities                          525      (143)       (180)
Effect of exchange rate changes on cash and cash equivalents                 (74)      (26)        (83)
                                                                         -------------------------------
Net increase (decrease) in cash and cash equivalents                        (317)      313        (103)
Cash and cash equivalents at beginning of year                               489       176         279
                                                                         -------------------------------
Cash and cash equivalents at end of year                                     172       489         176
                                                                         ===============================

See notes to consolidated financial statements.

                        VOTORANTIM CELULOSE E PAPEL S.A.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2001, 2000 and 1999
       (Expressed in millions of U.S. dollars, except numbers of shares)

                                                                                   2001        2000         1999
                                                                                -------------------------------------
Preferred stock
  At beginning and end of year (2,520 shares issued in 1999)                       553          553          553

Common stock
  At beginning and end of year                                                     767          767          767

Additional paid-in-capital
  At beginning of year                                                              23            5            -
  Gain on sale of treasury stock                                                     -           18            5
                                                                                -------------------------------------
  At end of year                                                                    23           23            5

Treasury stock
  At beginning of year                                                              (6)         (14)         (17)
  Preferred stock acquired  ( 2000 - 235,400,000)                                    -           (6)           -
  Preferred stock  sold ( 2000 - 1,137,582,405 and 1999 - 283,600,000)               -           14            3
                                                                                -------------------------------------
  At end of year                                                                    (6)          (6)         (14)

Retained earnings
  Appropriated retained earnings
    At beginning of year                                                            19            9            7
    Transferred from unappropriated retained earnings                                8           10            2
                                                                                -------------------------------------
    At end of year                                                                  27           19            9

Unappropriated retained earnings
    At beginning of year                                                           374          188          114
    Net income                                                                     192          249           99
    Transferred to appropriated retained earnings                                   (8)         (10)          (2)
    Dividends
       Preferred                                                                   (19)         (23)         (10)
       Common                                                                      (21)         (30)         (13)
                                                                                -------------------------------------
    At end of year                                                                 518          374          188

Accumulated other comprehensive (loss) - Cumulative
     Translation Adjustments
     At beginning of year                                                         (596)        (489)         (51)
     Change for the year                                                          (179)        (107)        (442)
     Sale of investee                                                                -            -            4
                                                                                -------------------------------------
     At end of year                                                               (775)        (596)        (489)
                                                                                -------------------------------------
Shareholders' equity at end of year                                              1,107        1,134        1,019
                                                                                =====================================

Comprehensive income (loss)
   Net income                                                                      192          249           99
   Translation adjustments                                                        (179)        (107)        (438)
                                                                                -------------------------------------
  Comprehensive income (loss)                                                       13          142         (339)
                                                                                =====================================

See notes to consolidated financial statements.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)


  1.  Operations

      Votorantim Celulose e Papel S.A. ("VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Sao Paulo.

      We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production.

      Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are effected by such conditions which are beyond our control.

      Although the economic situation in Brazil has remained relatively stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company's operations. In 1999, there was a significant devaluation of the Brazilian real in relation to the US dollar." (See Note 2.a).

      We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services. Our immediate parent company is Votocel Filmes Flexiveis Ltda., which is directly controlled by S.A. Industrias Votorantim, and which in turn is ultimately controlled by Hejoassu Administracao Ltda. ("Hejoassu"). Hejoassu is controlled by the Ermirio de Moraes Family.


  2.  Significant Accounting Policies

      We have prepared these financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), using the U.S. dollar as our reporting currency. The accounting principles adopted under US GAAP differ in certain respects from those required under Brazilian GAAP, which we use to prepare our statutory financial statements as filed with the Comissao de Valores Mobiliarios (Brazilian Securities Commission or "CVM").

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)


  2.  Significant Accounting Policies (Continued)

      a)  Translation of real amounts to U.S. dollars

          In accordance with Statement of Financial Accounting Standards ("SFAS") 52 ("Foreign Currency Translation") we have used the real as our functional. We translate our assets and liabilities from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2001 - US$ 1.00 : R$ 2.3204; December 31, 2000 - US$ 1.00 : R$ 1.9554;
          December 31, 1999 - US$ 1.00 : R$ 1.7890) and revenues, expenses, gains and losses are translated using the average exchange rates for the year. We record translation gains and losses in the cumulative translation adjustment ("CTA") component of shareholders' equity. In 2001 we have incorporated a foreign wholly owned subsidiary named Newark Financial INC, located in the British Virgin Islands which major activities are directly performed in U.S. dollars and accordingly has elected the U.S. dollars as its functional currency.

          In January 1999, the Brazilian Government announced that it would no longer establish ceilings and floors for the exchange rate of the real against foreign currencies. This change resulted in an immediate devaluation of the real with significant effects on our financial statements, when expressed in U.S. dollars, for the year ended December 31, 1999.

      b)  Principles of consolidation

          Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001 (See note 3) and our 50 percent owned equity investee, Voto - Votorantim Overseas Trading Operations N.V. ("Voto") are accounted for on the equity method.

          Certain reclassification have been made to the prior years' financial statements to conform to the current year presentation.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)


  2.  Significant Accounting Policies (Continued)

      c)  Cash and cash equivalents

          We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

      d)  Held-to-maturity investments

          We consider our debt securities as held-to-maturity when we intend and have the ability to hold the securities to maturity. Held-to-maturity securities are carried at cost plus accrued income which is included in financial income in the statements of income.

      e)  Inventories

          Inventories, including timber, are stated at average acquisition or production cost, which is lower than market.

      f)  Property, plant and equipment

          Property, plant and equipment are stated at cost of acquisition or construction, including interest during the construction period. Expenditures which materially extend the useful lives of the existing facilities and equipment are capitalized. We depreciate property, plant and equipment costs using the straight-line method at rates we judge to be compatible with the useful lives, principally 25 years for plant and equipment, 10 years for furniture and fixtures and five years for vehicles. Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a straight-line basis over five years.

          Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and on-going maintenance costs are capitalized as incurred. Through 2000, forests were normally harvested three times over a twenty-one year period and we amortized 60% of accumulated costs at the time of the first harvest, 26% of accumulated costs through the first harvest and 65% of costs incurred since the first harvest at the time of the second harvest, and the remaining costs at the time of the third harvest. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning in 2001 we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)


  2.  Significant Accounting Policies (Continued)

      f)  Property, plant and equipment (Continued)

          We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses.

      g)  Income taxes

          We account for income taxes in accordance with SFAS 109 - "Accounting for Income Taxes".

      h)  Revenues and expenses

          We recognize revenue and associated costs of sales at the time our products are shipped. Revenue is recorded net of sales returns of $7 in 2001, $7 in 2000 and $5 in 1999. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

          Research and development expenses are charged to expense as incurred and totaled approximately $1 in each of 2001, 2000 and 1999. Start-up expenses of new facilities and restructuring charges are also directly expensed.

          Shipping and handling costs are charged to selling and marketing expenses and totaled approximately $27, $28 and $25 in 2001, 2000 and 1999, respectively.

      i)  Comprehensive income (loss)

          We report comprehensive income (loss) in accordance with SFAS 130 ("Reporting

          Comprehensive Income") and have elected to present this in the statement of changes in shareholders' equity. In our case, comprehensive income (loss) comprises the results of our operations and the translation adjustments included in the "CTA" component of shareholders' equity.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)


  2.  Significant Accounting Policies (Continued)

      j)   Earnings per share

           In conformity with SFAS 128 ("Earnings per Share") we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that of the common shares. The computation has been made as if the net income for each period will be fully distributed. Earnings may be capitalized or otherwise appropriated, consequently such earnings would no longer be available as dividends. Therefore, there is no assurance that preferred shareholders will receive a 10% premium on undistributed earnings. We also may pay dividends through interest attributed to capital in accordance with our by-laws. The unit of 1,000 shares is used because this is the basis for quotation and trading on the Brazilian stock exchanges. We have also presented earnings per 500 shares because this unit reflects the number of preferred shares represented by one of our American Depository Shares.

      k)   Use of estimates

           In order to prepare our financial statements in conformity with generally accepted accounting principles we make estimates and assumptions that affect the amounts that we reported in the financial statements and accompanying notes. Actual results could differ from our estimates.

      l)   Employee benefits and other related matters

           In March 2000 we began participation in a defined contribution plan which provides pension and post-retirement benefits (see Note 20). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

      m)   Environmental matters

           Our production facilities and forestry operations are subject to a number of environmental risks which we seek to mitigate by strict operating procedures and investments in pollution control equipment and systems. Ongoing environmental compliance expenditures are expensed as incurred and new equipment and systems are capitalized. We believe that no provision for losses related to environmental matters is currently required based on prevailing laws and regulations in Brazil.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)


  2.  Significant Accounting Policies (Continued)

      n)   Accounting for Derivative Instruments and Hedging Activities

           As of January 1, 2001, we adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133) which was issued in June, 1998 and its amendments Statements 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, and 138, Accounting for Derivative Instruments and Certain Hedging Activities issued in June 1999 and June 2000, respectively (collectively referred to as Statement 133).

           As a result of adoption of Statement 133, we recognize our foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of Statement 133, we recognized our foreign currency and interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. We accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of Statement 133, resulted in a cumulative effect of accounting change of $10, net of applicable tax expense of $4, which resulted in a gain in the consolidated statement of income for the year ended December 31, 2001.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)


3.    Incorporated and Acquisition of Company

     On October 3, 2001, our wholly-owned subsidiary VCP Exportadora e Participacoes S.A. through its wholly-owned subsidiary Newark Financial INC, which is incorporated in the British Virgin Islands, signed a Share Purchase and Sale Agreement under which, we agreed to acquire from Mondi Brazil Ltd. and Mondi International S.A ("Group Mondi") for $370, 127,506,457 common shares of Aracruz Celulose S.A. ("Aracruz"), representing 28.0% of the voting shares capital and 12.35% of equity share capital of Aracruz. The transfer of the shares occurred on November 1, 2001 when we became a member of the controlling group of Aracruz, together with Lorentzen and Safra Group, (each member owning 28% of the voting shares and with three seats on the board of directors), and BNDES Participacoes (with 12.5% of the voting shares and one seat on the board of directors). This transaction is subject to approval by the Brazilian regulatory authorities and we believe such approval will be given. The excess of the cost of our investment in Aracruz over our portion of the underlying fair value of the net assets (excluding any possible adjustments for fair value of property, plant and equipment and intangible assets) amounted to $155. The excess of the cost of our investment over our portion of the underlying fair value of the net assets is tentative pending completion of appraisals of property, plant and equipment and intangible assets. The allocation may change with the completion of the pending procedures.

     Aracruz's summarized financial position at December 31, 2001 is as follows:

      Currents assets                                                                             641
      Property, plant, and equipment, investments in affiliated company and other assets        2,137
      Current liabilities                                                                         425
      Long-term debt (long-term portion)                                                          537
      Total equity                                                                              1,738


4.    Income Taxes

     Income taxes in Brazil include federal income tax and social contribution. The composite tax rate was 34% for 2001 and 2000 and 37% for 1999.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)


4.    Income Taxes (Continued)

      a) Income tax reconciliation

         Income tax expense computed at Brazil's statutory rate is reconciled to income tax expense in our consolidated statements of income for the years ended December 31, 2001, 2000 and 1999 as follows:

                                                             2001           2000         1999
                                                      -----------------------------------------
Income before income taxes                                    242            329         133
                                                      -----------------------------------------
Income tax expense at statutory tax rate                       82            112          49
Reconciliation of statutory to effective rate
   Effect of REFIS election (see below)                       (23)             -           -
   Tax exempt income                                            -              -          (6)
   Valuation Allowance                                          -              -          (7)
   Interest attributed to capital                               -            (19)          -
   Goodwill amortization for tax                                -            (11)         (1)
   Other                                                        -             (2)          -
                                                      -----------------------------------------
Income tax expense                                             59             80          35
                                                      =========================================

         Due to our the enrollment in the Program of Tax Recovery (REFIS) we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pretax income. For 2001 we elected to calculate and pay our income taxes based on the provisions of REFIS.

      b) Analysis of deferred tax balances

                                                                 2001                 2000
                                                          ------------------------------------
   Deferred tax assets
     Preoperating costs capitalized for tax and other             10                   22
     Provision for tax, legal proceedings and other                -                    4
     Other                                                         4                    -
                                                          ------------------------------------
     Total deferred tax assets                                    14                   26
   Deferred tax liabilities
     Foreign currency and interest swap contracts                (12)                   -
     Property, plant and equipment                               (33)                 (33)
                                                          ------------------------------------
                                                                 (45)                 (33)
                                                          ------------------------------------
   Net deferred tax liabilities                                  (31)                  (7)
                                                          ====================================

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)


4.    Income Taxes (Continued)

       c)  Composition of provision for income tax

                                                                2001             2000             1999
                                                          ---------------------------------------------------
           Current                                                40               56                8
           Deferred                                               19               24               27
                                                          ---------------------------------------------------
                                                                  59               80               35
                                                          ===================================================


5.    Held-to-maturity investments

      The following is a summary of our held to maturity investments at December 31, 2001 and 2000:

                                                                             2001
                                                  ------------------------------------------------------------
                                                                     Gross            Gross        Estimated
                                                    Amortized      Unrealized      Unrealized        Fair
                                                      Cost           Gains           Losses          Value
                                                  ------------------------------------------------------------
      December 31, 2001
      In reais
         Bank Certificate of deposits                     54               1            -              55
         Debentures                                       34               5            -              39

      In U.S. dollars
          Brazilian Public Bonds                         262              12            -             274
                                                  ------------------------------------------------------------
      Total                                              350              18            -             368
                                                  ============================================================

                                                                             2000
                                                  ------------------------------------------------------------
                                                                     Gross            Gross        Estimated
                                                    Amortized      Unrealized      Unrealized        Fair
                                                      Cost           Gains           Losses          Value
                                                  ------------------------------------------------------------
      December 31, 2000
      In reais
         Debentures                                       15               2            -             17
                                                  ------------------------------------------------------------
      Total                                               15               2            -             17
                                                  ============================================================

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

5.   Held-to-maturity investments (Continued)

     The amortized cost and estimated fair value of our held-to-maturity investments at December 31, 2001, by contractual maturity, are shown below:

                                                Amortized        Estimated
      Maturity periods                            Cost           Fair Value
                                           -------------------------------------

      Due in less than one year                     83                87
      Due in one to three years                     97               105
      Due in three to five years                    79                83
      Due after five years                          91                93
                                           -------------------------------------
      Total                                        350               368
                                           =====================================

6.   Trade Accounts Receivable

                                                             2001          2000
                                                        ------------------------
      Export receivables, denominated in U.S. dollars         77           74
      Domestic receivables                                    98           88
      Allowance for doubtful accounts                         (4)          (3)
                                                        ------------------------
                                                             171          159
                                                        ========================

     During 2001, 2000 and 1999, no single customer or group represented more than 10% of our consolidated sales.

7.   Inventories

                                                      2001              2000
                                               ---------------------------------
      Finished products                                21                26
      Work in process                                   5                 6
      Raw materials and supplies                       30                27
      Imports in transit and other                      4                 4
                                               ---------------------------------
                                                       60                63
                                               =================================

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

8.   Property, Plant and Equipment

                                                      2001              2000
                                                 -------------------------------
      Land                                              44                50
      Buildings                                         97                97
      Machinery, equipment and installations           766               807
      Forests                                          210               206
      Other                                             62                66
      Construction in process                          229                78
                                                 -------------------------------
                                                     1,408             1,304
      Accumulated depreciation and depletion          (308)             (307)
                                                 -------------------------------
                                                     1,100               997
                                                 ===============================

9.   Short-term debt

     Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings. Historically, we have not been called upon to honor any material unpaid amounts.

     At December 31, 2001 and 2000, the weighted average interest rates on short-term debt were Libor plus 4.2% (6.1%) and Libor plus 1.4% (7.6%), respectively

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

10.  Long-term debt

                                                     Interest rate at
                                                     December 31, 2001        2001            2000
                                                                        -------------------------------
      In U.S. dollars
        Voto loan                                          8.5%               200             200
        International Finance Corporation - IFC        LIBOR + 2.1%             1               6
        Syndicated Bank Loan                               4.9%               353               -
        Votorantrade N.V. loan                             4.9%                11               -
        Export credits                                 LIBOR + 1.3%           296             176
        Import credits                                 LIBOR+ 0.7%             18              13

      In reais
        Banco Nacional de Desenvolvimento
           Economico e Social - BNDES                  TJLP + 3.0 %            94              60
                                                                        -------------------------------
                                                                              973             455
      Less: current portion                                                  (389)            (94)
                                                                        -------------------------------
      Long-term portion                                                       584             361
                                                                        ===============================

      Note: LIBOR = London Interbank Offered Rate. At December 31, 2001, the
            Libor rate was 1.98% per annum.
            TJLP = "Taxa de Juros de Longo Prazo", a long-term interest rate reset quarterly by the Brazilian Central Bank. At December 31, 2001, the TJLP rate was 10% per annum.

     The export credits relate to pre-export advances usually with initial maturities between 24 and 60 months. Upon shipment the export credits are refinanced with short-term secured borrowings.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

  10. Long-term Debt (Continued)

      In December 1996, Voto received a bridge financing from ING Bearings for $300. Of this amount, $150 was advanced to us at that time. In June 1997 Voto - Votorantim Overseas Trading Operations N.V. (a special purpose unconsolidated company owned 50% by us and 50% by S.A. Industrias Votorantim, also a member of the Votorantim Group) issued $400, 8.5% notes due 2005 ( "Voto Notes"), jointly and severally guaranteed by us and Cimento Rio Branco S.A., a subsidiary of S.A. Industrias Votorantim, members of the Votorantim Group (collectively the "Guarantors"). The bridge loan was paid in full with the proceeds of this issue and an additional $50 was transferred to us. On the total $200 intercompany loan, Voto charges us an interest rate identical to that which it pays to the holders of the notes. Under the Voto Notes indenture, each holder of the notes may upon notice require Voto to repurchase, in whole or in part, the notes on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest. Also, under the Voto Notes indenture, Voto may upon notice repurchase the notes from holders, in whole but not in part, on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest. In either case, Voto may procure any other person to purchase the notes that are subject to its repurchase.

      The intercompany loan from Voto has the same terms as the Voto Notes including a put and call option in 2002. If the call option is exercised by the holders of the Voto Notes, we will pay our loan to Voto prior to the payment dates on the Notes. The intercompany loan contract does not mention any discount on the payment of the loan in case the put and call option is exercised, and only sets the maximum amount that would be paid in 2002. Because we and SAIV are the shareholders of Voto, we have full control of the amount and the discount that will be exercised in the loan payment. We will pay to Voto the same amount that Voto will pay to holders of Notes. Any event of default with respect of the Notes will also constitute or give rise to an event of default with respect to the intercompany loan from Voto.

      Voto has no operation and its only significant liability was the non-current 8.5% $400 Notes and its only significant asset was the non-current 8.5% $400 loan receivable from us and SAIV. Current assets and current liabilities were less than $1 in 2001 and 2000. Stockhoders' equity was approximately $1 in 2001, 2000 and 1999. Net income was less than $1 for the years ended December 2001, 2000 and 1999.

      In connection with our guarantee of the Voto Notes we are subject to covenants, basically relating to the maintenance of a certain level of net borrowing (debt less our cash equivalents and held-to-maturity investments).

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

 10.  Long-term Debt (Continued)

      The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate Parent Company. The IFC loan is secured by certain of our properties. The carrying amount of our assets securing these loans was approximately $215 at December 31, 2001.

      In November 2001, Newark Financial Inc obtained a $370 a bridge financial from certain banks with maturity in February 2002. This loan was used to finance the acquisition of our investment in Aracruz. We have classified this bridge in long term liabilities because we have obtained a firm commitment from a financial institution that will provide us with a long financing. We will use the proceeds of this long term financing to repay the bridge loan.

      At December 31, 2001, long-term debt maturities are as follows:

                               2002                             389
                               2003                             184
                               2004                             237
                               2005                              79
                               2006                              56
                               Thereafter                        28
                                                        ---------------------
                                                                973
                                                        =====================

      We have considered the maturity of the Voto loan as 2002 because the Voto Notes are redeemable at each holder's or Voto's option in that year; the final maturity of the Voto Notes is 2005 if the notes are not so redeemed. We will pay the Voto loan on the same date the Voto Notes are redeemed.

      The Company has an unused line of credit agreement with BNDES for investment in property, plant and equipment of $142 subject to TJLP plus 3% at December 31, 2001:

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

11.   Commitments and Contingencies

      a) We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other noncurrent assets - other in our balance sheet) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

                                              2001                           2000
                               -------------------------------------------------------------
          Type of proceeding       Deposits     Provisions      Deposits     Provisions
                               -------------------------------------------------------------
          Tax-related                  2              7             2              9
          Civil-related                -              2             -              2
          Labor-related                2              3             2              2
                               -------------------------------------------------------------
                                       4             12             4             13
                               =============================================================

          The activity in our provision account for 2001, 2000 and 1999 were as follows:

                                                     2001      2000      1999
                                                 -------------------------------
          At beginning of year                       13        17        15
          Translation adjustment                     (2)       (1)       (5)
          Provisions for new legal proceedings        2         -         7
          Amounts paid to settle litigation          (1)       (3)        -
                                                 -------------------------------
          At end of year                             12        13        17
                                                 ===============================


      b) We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

  11. Commitments and Contingencies (Continued)

      c) In addition to the Voto Notes described in Note 10 we are the guarantor of the following loans of other companies of the Votorantim
          Group:

                                                                         Amount of guarantee
                                               Date of expiration of      at December 31,
                                                   the guarantee                2001
                                              -------------------------------------------------
          Votocel Filmes Flexiveis Ltda.
           Equipment finance                      10/15/2004                   15

          At December 31, 2001, VCP has loans totaling $200 that are guaranteed by other companies of the Votorantim Group.

      d) We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are shipped which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2001, customer guarantees provided by us totaled $61 ($75 at December 31,2000). Our guarantees are usually secured by the personal guarantee of the customer's owner.

      e) We lease forest land under operating leases from other companies of the Votorantim Group as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. We are required to assure the timberlands are cleared and the soil quality recovered by the end of the lease term. Lease payments, equal to 30% of the market value of the wood harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were approximately $1 in each of 2001, 2000 and 1999.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

  11. Commitments and Contingencies (Continued)

      f) We have long-term sales contracts with certain of our customers. These contracts generally provide for sales of specified volumes of pulp at market prices. Early termination is provided for in the event of, among other things, a material breach, the insolvency of one of the parties or force majeure events of extended duration. One sales contract includes provisions that permit us to terminate the contract or reduce the quantities shipped if sales to the purchaser would exceed a specified percentage of our annual production capacity. These contracts, which began in 1999, represent not more than 30% of our current annual pulp production. The contracts expire from 2002 to 2004.

      g) We have commitments for capital expenditures amounted to approximately $305 at December 31, 2001.

  12. Shareholders' Equity

      Our by-laws require that we pay a mandatory dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. As from 1997, preferred shareholders are entitled to receive a dividend per share 10% higher than common shareholders. In 2001, 2000 and 1999 we paid dividends in excess of the mandatory amount.

      The preferred shareholders may not vote at shareholders meetings but have the right to receive priority in repayment of their capital, in the case of liquidation.

      In accordance with the Brazilian Corporate Law and our by-laws we are required to make annual appropriations to certain reserves (appropriated retained earnings). These comprise mainly (a) 5% of the net income in our statutory accounts which must be transferred to a legal reserve until such reserve reaches 20% of our share capital and (b) appropriation of an amount equal to income tax rebates available for investments in certain underdeveloped regions of Brazil to an investment incentive reserve. The legal and investment incentives reserves cannot be used to distribute dividends to our shareholders.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

  12. Shareholders' Equity (Continued)

      Brazilian law permits the payment of dividends only in reais, limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian Corporate Law.

      The devaluation of the Real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under Brazilian Corporate Law will decrease or increase when measured in U.S. dollars as the Real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the Real results in net foreign exchange losses which are included in the results of income determined under accounting principles set forth under Brazilian corporate law and which reduces the amount of unappropriated earnings available for distribution. At December 31, 2001, we had unappropriated retained earnings of R$777 million (R$506 million in 2000) in our statutory books, equivalent, at the exchange rate at December 31, 2001, to $335 ($259 in 2000).

      Dividends paid per thousand shares in U.S. dollars were as follows:

                                     2001             2000            1999
                                ------------------------------------------------

          Preferred                  1.02             0.65            0.16
          Common                     0.93             0.59            0.15

      Brazilian corporations are permitted to attribute interest on shareholders' equity similar to dividends declared, which is deductible for income tax purposes if the corporation opts to use the method of calculating the income tax based on pre-tax income. We elected to pay such interest to our shareholders on December 31, 2000, and accrued the amount with a direct charge to shareholders' equity. The distribution to the shareholders is subject to withholding income tax generally at the rate of 15%.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

  13. Related Parties

      Balances and transactions with related parties are as follows:

                                                   Nature and business purpose
                                                         of transactions                2001          2000
                                                 -------------------------------------------------------------

      Cash, cash equivalents and                    Surplus cash funds invested
      held-to-maturity investments                          with Group
        Votorantim Group company                       Financial institution
           Banco Votorantim S.A.                                                        406           254

      Trade accounts receivable                          Sales to trading
        Votorantim Group company                              company
           Votorantrade N.V.                                                             69            70

      Unrealized gains from foreign currency        Arising from swap contract
      and interest rate swaps                          transactions in which
                                                         the Group financial
        Votorantim Group company                        institution acts as
           Banco Votorantim S.A.                           counter-party                 41            45


      Long-term loans from related parties          Loans from related parties
        Votorantim Group company
          Voto-Votorantim Overseas Trading
             Operations N.V.                                                            200           200
             Votorantrade N.V.                                                           11             -
        Parent of a significant shareholder
             outside Votorantim Group
          Banco Nacional de Desenvolvimento
             Economico e Social - BNDES                                                  94            60

      The above cash equivalent, held-to-maturity investments and loans earn interest at market rates.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

  13. Related Parties (Continued)

      The loan to Cimento Rio Branco S.A. was made on identical terms and conditions (including the 8.5% interest) as the $200 in proceeds transferred to us by Voto-Votorantim Overseas Trading Operations N.V. We believe that, the Guarantors, including Cimento Rio Branco, would not have been able to obtain a similar loan from an unrelated party at comparable terms had they obtained the financing individually. The purpose of that loan was to optimize the availability of funds offered by the market to finance other Votorantim Group needs.

      The business purpose of the loan from Voto - Votorantim Overseas Trading Operations N.V. was to finance our capital expenditures and to provide us an additional working capital. VCP, S.A. Industrias Votorantim, Companhia de Cimento Portland Rio Branco and Companhia de Cimento Gaucho (subsequently merged into Rio Branco) have guaranteed, jointly and severally, the $400 notes issued by Voto-Votorantim Overseas Trading Operations N.V. Through the joint and several guarantee, we and the other guarantors were able to secure higher rating and lower interest rate on the notes.

      Revenue, income and expenses from transactions with related parties were as follows:

                                                2001        2000         1999
                                           -------------------------------------

          Export sales revenue                   194         196         174
          Domestic sales revenue                   -           -           6
          Purchases of special papers              -           -           2
          Selling and marketing                    -           -           5
          Other operating income                   -           -           1
          Financial income                        50          76          63
          Financial expenses                      21          24          38

      Export sales revenue primarily relates to sales made to Votorantrade N.V., domestic sales revenue relates to sales of pulp made to Salto, purchases of special papers relates to purchases from Salto, selling and marketing expenses relate to commissions payable to Votorantrade N.V., other operating income relates to fee received from Salto for administrative support services provided by us, financial income arises from loans made to related parties and investments made in Banco Votorantim, and financial expenses represent charges on intercompany loans from related parties.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

  14. Financial Instruments and Derivatives

      We primarily use foreign currency and interest rate swap contracts or Brazilian Public bonds indexed to U.S. dollar to hedge our U.S. dollar denominated debt. By entering into these contracts or purchasing Brazilian Public bonds, we partially protect ourselves from the effects of unfavorable exchange movements. Accordingly, if the real devalues against the U.S. dollar and results in a foreign exchange loss, we are at least in part protected by an offsetting gain from the swap contracts.

      We used the following methods and assumptions in estimating the fair value disclosures of our financial instruments:

      Cash and cash equivalents: The carrying amounts reported in our balance sheet for cash and cash equivalents approximate their fair values.

      Held-to-maturity investments: The carrying amounts reported in our balance sheet for held-to-maturity investments approximate their fair value.

      Long-and short-term debt: The carrying amounts of our short-term debt approximate their fair values. The fair values of our long-term debt were estimated based on available quoted rates for loans of substantially similar terms and maturities.

      Foreign currency and interest rate swap contracts: The fair values of our foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2001 and 2000 the notional amounts of our outstanding foreign currency and interest rate swap contracts were $253 and $243, respectively and their fair values were $32 and $59, respectively. In 2000 and 1999 we recognized these swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. In 2001, with the adoption of Statement 133, we recognized these swap contracts on the balance sheet at fair value and adjustments to fair value were recorded through income. The actual cash settlement on the contracts occur at times specified in each agreement. We do not terminate any of our contracts prior to maturity.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

  14. Financial Instruments and Derivatives (Continued)

      The carrying amounts and fair values of our financial instruments at December 31 were as follows:

                                                                 2001                       2000
                                                                 ----                       ----
                                                      ------------------------------------------------------
                                                        Carrying        Fair        Carrying       Fair
                                                         Amount        Value         Amount        Value
                                                      ------------------------------------------------------
      Cash and cash equivalents                            172           173           489          491
      Held-to-maturity investments                         364           368            17           17
      Unrealized gains from foreign currency and
      interest rate swaps                                   41            41            45           59
      Short-term debt                                       69            69            74           74
      Long term-debt                                       973           972           455          454

  15. Segment and Related Information

      a) Segment information

         The following information about segments is based upon information used by our senior management to assess the performance of our operating segments and decide on the allocation of resources. This approach is required by SFAS 131 ("Disclosure about Segments of an Enterprise and Related Information"), and has been applied for all periods presented. Our paper and pulp operations are based solely in Brazil.

         Intersegment revenues are accounted for at amounts which approximate those that would be obtained in a sale to third parties.

         The accounting policies underlying the financial information provided for the segments are based on Brazilian accounting principles used for statutory purposes. We evaluate segment performance information generated from the statutory accounting records. The local currency information related to statement of income data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

15.  Segment and Related Information (Continued)

     a) Segment information (Continued)

                                                         2001        2000        1999
                                                      ------------------------------------
        Revenue
          Revenue from external customers
             Pulp                                         143          207           140
             Paper                                        511          567           448
                                                      ------------------------------------
          Total revenue from external customers           654          774           588

         Intersegment sales of pulp to paper
          Segment                                         183          228           176
                                                      ------------------------------------
             Total intersegment revenue                   183          228           176
                                                      ------------------------------------
         Total revenue                                    837        1,002           764
         Reconciling items
             Total intersegment revenue                  (183)        (228)         (176)
                                                      ------------------------------------
         Total consolidated revenue                       654          774           588
                                                      ====================================

                                                         2001         2000          1999
                                                      ------------------------------------
         Depreciation and depletion expense
          Pulp                                             48           58            56
          Paper                                            21           23            25
                                                      ------------------------------------
            Total depreciation and depletion
               expense allocated to segments               69           81            81

         Reconciling items US GAAP
           Adjustments
            Pulp                                          (12)         (13)          (13)
            Paper                                          (5)          (5)           (5)
                                                      ------------------------------------
         Total depreciation and depletion
           Expense                                         52           63            63
                                                      ====================================

        There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of income. For segment reporting purposes we defer start-up costs of new facilities and amortize them against operating profit over the subsequent 10 years. We also allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical real amounts. Also, we depreciated our machinery, equipment and installations over 10 years up to December 31, 1996 and over 25 years thereafter. These differences are reconciled as follows:

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

15.  Segment and Related Information (Continued)

     a) Segment information (Continued)

                                                                          2001       2000       1999
                                                                       --------------------------------
         Segment operating profit
           Pulp                                                            115        212        131
           Paper                                                            72         62         33
                                                                       --------------------------------
            Total segment operating profit                                 187        274        164

         Reconciling items - US GAAP
           Adjustments
           Difference in depreciation and
            amortization expense
            Pulp                                                            15         13         13
            Paper                                                            6          5          5
           Start-up costs
            Pulp                                                            (3)        (1)         -
            Paper                                                           (1)        (2)        (2)
           Other adjustments
            Pulp                                                             1         14         (2)
            Paper                                                           12         11         (2)
                                                                       --------------------------------
           Total pulp                                                      128        238        142
           Total paper                                                      89         76         34
                                                                       --------------------------------
          Total operating profit                                           217        314        176
          Financial income                                                  71         94        106
          Financial expenses                                               (39)       (65)       (93)
          Foreign exchange losses, net                                      (8)       (14)       (69)
          Gain on sale of investee                                           -          -         13
                                                                       --------------------------------
         Income before income tax and equity income of investees
          and cumulative effect of accounting change                       241        329        133
                                                                       ================================

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

15.  Segment and Related Information (Continued)

     a) Segment information (Continued)

                                                                        2001        2000       1999
                                                                      -------------------------------
        Segment assets
           Pulp                                                          683         585         603
           Paper                                                         385         362         387
                                                                      -------------------------------
            Total segment assets                                       1,068         947         990

         Reconciling items to US GAAP
           Pulp                                                           22          34          38
           Paper                                                          10          16           4
                                                                      -------------------------------
            Total pulp                                                   705         619         641
            Total paper                                                  395         378         391
                                                                      -------------------------------
              Total property, plant and equipment                      1,100         997       1,032

         Reconciling items - corporate assets
           Cash and cash equivalents                                     172         489         176
           Held-to-maturity investments                                  364          17         174
           Trade accounts receivable                                     171         159         162
           Equity investees (pulp)                                       371           -           -
           Other corporate assets                                        143         128         262
                                                                      -------------------------------
         Total assets                                                  2,321       1,790       1,806
                                                                      ===============================

                                                                        2001        2000        1999
                                                                      -------------------------------
        Capital expenditures
          Pulp                                                           217          72          49
          Paper                                                           81          48          30
                                                                      -------------------------------
            Total segment capital expenditures                           298         120          79

        Reconciling items - US GAAP
          Adjustment
          Capitalized interest
            Pulp                                                           8           4           3
            Paper                                                          3           1           2
                                                                      -------------------------------
              Total capitalized interest                                  11           5           5
                                                                      -------------------------------
                Total pulp                                               225          76          52
                Total paper                                               84          49          32
                                                                      -------------------------------
        Total capital expenditures                                       309         125          84
                                                                      ===============================

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)

15.  Segment and Related Information (Continued)

     b)  Export sales by region

         The following table includes our sales made directly to unaffiliated customers (the final customers) as well as our sales made to Votorantrade and related parties (also a member of the Votorantim Group) to the final customers.

                                                        2001                2000                 1999
                                                ----------------------------------------------------------------
                                                  Paper      Pulp      Paper      Pulp       Paper      Pulp
                                                ----------------------------------------------------------------
          North America                             37         47        18         51        16         38
          Europe                                    26         45        37         77        41         44
          Middle East and Asia                       4         15         5         19         6         21
          Africa                                     2          -         -          -         -          -
          South America, other than Brazil          35          -        30          -        30          -
                                                ----------------------------------------------------------------
                                                   104        107        90        147        93        103
                                                ================================================================

16.  Concentration of Credit Risk

     We are potentially subject to credit risk with respect to our cash equivalents, held-to-maturity investments, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and held-to-maturity investments by placing our investments with Banco Votorantim S.A. and other highly rated financial institutions for relatively short periods of time and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected. The provision for doubtful accounts was $1 in 2001 and $5 in 1999.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)


17.   Supplemental Cash Flow Information

                                                                        2001       2000        1999
                                                                     ----------------------------------
       Income tax paid                                                    34         39           4
       Interest paid                                                      38         57          69

      Interest capitalized on construction in process in each of the periods was: 2001 - $11; 2000 - $5 and 1999 - $5


18.   Supplemental Financial Income and Financial Expense Information

                                                                       2001        2000       1999
                                                                     ----------------------------------
       Financial income
         Interest income on cash equivalents                              41         43          44
         Held-to-maturity investments
               Realized gains                                              -         17          31
               Unrealized gains                                           16         12           7
         Interest income on credit sales                                   1          2           6
         Other                                                            13         20          18
                                                                     ----------------------------------
                                                                          71         94         106
                                                                     ==================================

       Financial expenses
         Interest and charges on real debt                                 6         11          20
         Interest and charges on U.S. dollar debt                         30         49          52
         Other                                                             3          5          21
                                                                     ----------------------------------
                                                                          39         65          93
                                                                     ==================================


19.   Sale of Investee

      On December 29, 1999, we sold our 51% interest in Industria de Papel de Salto Ltda. to Arjo Wiggins Participacoes e Comercio Ltda. The purchase price was $23 in cash. On this sale we made a gain of $13. Under the terms of the sale, we have indemnified Arjo Wiggins against certain losses in excess of amounts recorded limited to R$22 million (approximately $10) until 2005. No amounts have been paid under this indemnification and we believe such amounts ultimately paid, if any, will not be significant.

                        VOTORANTIM CELULOSE E PAPEL S.A.

                  Years ended December 31, 2001, 2000 and 1999
            (In millions of U.S. dollars, unless otherwise indicated)


20.   Defined Contribution Plan

      In March 2000 we began participation in a defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we will match 100% of the employee's contribution up to 1.5% of the employee's compensation. For employees above that income level we will match 100% of the employee's contribution up to 6% of the employee's compensation. At our option we may also make additional contributions. Our contributions will vest in varying percentages depending on the employee's years of service and will fully vest upon the employee's retirement, death or disability, provided the employee has at least one year of service. Our contribution was $1 in 2001 and 2000.

21.   Public Offering of our American Depositary Shares

      In April 2000 we made our initial public offering of our American Depositary Shares. Each American Depositary Share represents 500 of our preferred shares. We sold 2,047,648 American Depositary Shares, and certain of our shareholders sold 5,872,352 American Depositary Shares. The U.S. underwriters offered 6,336,000 American Depositary Shares in the United States and Canada, and the international managers offered 1,584,000 American Depositary Shares outside the United States and Canada. In addition, the Brazilian underwriters offered 440,000,000 preferred shares in Brazil. Our preferred shares are traded on the Sao Paulo Stock Exchange and the other Brazilian stock exchanges under the symbol "VCPA4." Our American Depositary Shares are traded on the New York Stock Exchange under the symbol "VCP."

                                  EXHIBIT INDEX

Exhibit
Number      Description
-------     -----------

1.          English translation of the By-laws

3.1 Shareholders' Agreement of Aracruz Celulose S.A., dated January 22, 1988, among Lorentzen Business Group, the Safra Business Group, Compania Souza Cruz Industria e Comercio, BNDESPAR and Billerud Aktiebolag.

3.2 First Amendment and Ratification to the Shareholders' Agreement of Aracruz Celulose S.A., dated June 30, 1989.

3.3 Term of Adhesion to the Shareholders' Agreement of Aracruz Celulose S.A., dated November 1, 2001.

4.16 Loan Agreement, dated October 29, 2001, among POBT Bank and Trust Limited, Newark Financial Inc. and VCP.

4.17 Loan Agreement, dated October 26, 2001, among Banco Bradesco S.A., Grand Cayman, Newark Financial Inc. and VCP.

4.18 Loan Agreement, dated October 26, 2001, among Unibanco - Uniao de Bancos Brasileiros S.A., Nassau Branch, Newark Financial Inc. and VCP.

4.19 Loan Agreement, dated October 19, 2001, among Banco BBA - Creditanstalt S.A. - Nassau branch, Newark Financial Inc. and VCP.

4.20        Offshore Export Prepayment Agreement No. G-5261/01, dated
            October 29, 2001, between ABN Amro Bank N.V. and Newark Financial
            Inc.

4.21 Term Loan Facility Letter, dated October 24, 2001, between Dresdner Bank Lateinamerika A.G., and Newark Financial Inc.

4.22 Promissory Note, dated October 29, 2001, between Banco ABC Brasil S.A., Cayman Islands branch, and Newark Financial Inc.

4.23 Export Finance Agreement dated as of October 29, 2001 by and between VCP Exportadora e Participacoes S.A., Votorantrade N.V., S.A. Industrias Votorantim, Citrovita Agro Industrial Ltda., Cia. Nitroquimica Brasileira, Cia. Niquel Tocantins, Votorantim Celulose e Papel S.A., Votocel Filmes Flexiveis Ltda., Votorantim Mineracao e Metalurgia Ltda. and le Cia. Mineira de Metais.