Form 20-F/A
period 2001-12-31
VOTORANTIM PULP & PAPER INC
filed 2002-07-12
CIK 1110649

SECURITIES AND EXCHANGE COMMISSION

                                   FORM 20-F/A

                                 Amendment No. 1

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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


                         Alameda Santos, 1357- 6th floor
                        01419-908, Sao Paulo, SP, Brazil
                    (Address of principal executive offices)
                             ----------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:                             Name of each exchange
Preferred Shares, without par value              on which registered:
American Depositary Shares (as evidenced         New York Stock Exchange*
   by American Depositary Receipts), each        New York Stock Exchange
   representing 500 shares of Preferred Stock
-------------------

* Not for trading purposes, but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.

                             ----------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                             ----------------------

        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act:
                                      None
                             ----------------------

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

                                 Yes [X] No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [ ] Item 18 [X]

     Please send copies of notices and communications from the Securities and Exchange Commission to:

                             Richard S. Aldrich, Jr.
                             Shearman & Sterling 599

                                Lexington Avenue
                               New York, NY 10022

                                TABLE OF CONTENTS

                                                                           Page


                                  INTRODUCTION



                           FORWARD-LOOKING STATEMENTS



                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.................2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE...............................2
ITEM 3. KEY INFORMATION.......................................................2
ITEM 4. INFORMATION ON VCP...................................................13
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................38
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................58
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................62
ITEM 8. FINANCIAL INFORMATION................................................64
ITEM 9. THE OFFER AND LISTING................................................69
ITEM 10. ADDITIONAL INFORMATION..............................................72
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........85
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............89


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................89
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
         OF PROCEEDS.........................................................89
ITEM 15. [Reserved]..........................................................89
ITEM 16. [Reserved]..........................................................89


                                    PART III

ITEM 17. FINANCIAL STATEMENTS................................................89
ITEM 18. FINANCIAL STATEMENTS................................................89
ITEM 19. EXHIBITS............................................................90

                                  INTRODUCTION

     All references in this annual report to:

     o    "VCP," "we," "our" and "us" are to Votorantim Celulose e Papel
          S.A. and its consolidated subsidiaries (unless the context otherwise requires);

     o "Votorantim group" are to the group of companies, including VCP, controlled by the Ermirio de Moraes family;

     o "Brazilian government" are to the federal government of the Federative Republic of Brazil;

     o "real," "reais" or "R$" are to Brazilian reais, the official currency of Brazil;

     o    "U.S.$," "dollars" or "U.S. dollars" are to United States dollars;

     o "ton" are to one metric ton (1,000 kilograms). One kilogram equals approximately 2.2 pounds;

     o "ADSs" are to our American Depositary Shares, each representing 500 shares of our non-voting preferred stock; and

     o "CVM" are to the Comissao de Valores Mobiliarios, the Brazilian securities commission.

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

     At July 10, 2002, the commercial market rate for purchasing U.S. dollars was R$2.8541 to U.S.$1.00. The commercial selling rate is used in this annual report rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this annual report. See "Item 3A -- Key Information -- Selected Financial Data -- Exchange Rates" for information regarding exchange rates applicable to the Brazilian currency since 1997.

     We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP.

     We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp and paper industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from reports published by BRACELPA -- Associacao Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), or Bracelpa. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

                           FORWARD-LOOKING STATEMENTS

     This annual report includes forward-looking statements, principally in "Item 3D -- Key Information -- Risk Factors," "Item 4B -- Information on VCP -- Business Overview" and "Item 5 -- Operating and Financial Review and Prospects." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

     o general economic, political and business conditions, both in Brazil and in our principal export markets;

     o changes in market prices, customer preferences and competitive conditions;

     o management's expectations and estimates concerning future financial performance, financing plans and the effects of competition;

     o    our level of debt;

     o anticipated trends in the pulp and paper industry, including changes in capacity and industry price movements;

     o    capital expenditure plans;

     o    changes in currency exchange rates;

     o    ability to produce and deliver our products on a timely basis;

     o existing and future governmental regulation, including import tax policies; and

     o other risk factors as set forth under "Item 3D -- Key Information -- Risk Factors."

     The forward-looking statements referred to above also include information with respect to our expansion project at the Jacarei plant, known as the Jacarei expansion. In addition to the above risks and uncertainties, the Jacarei expansion involves engineering, construction, regulatory and other significant risks that may:

     o    delay or prevent successful completion of this project;

     o    increase its costs; or

     o result in the facilities not operating in accordance with our expectations.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A.   Selected Financial Data

     We maintain our books and records in reais and prepare our financial statements in accordance with accounting principles prescribed by Law No. 6,404 of December 15, 1976, as amended, or the Brazilian corporate law. We also prepared consolidated balance sheets at December 31, 2001 and 2000 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the years ended December 31, 2001, 2000 and 1999, all stated in U.S. dollars in accordance with U.S. GAAP. Our U.S. GAAP financial statements are included in this annual report. The selected financial information at and for the years ended December 31, 2001, 2000 and 1999 is derived from our U.S. GAAP financial statements audited by Ernst &Young Auditores Independentes S.C. The selected financial information at and for the years ended December 31, 1998 and 1997 is derived from our U.S. GAAP financial statements.

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


                                                                        Selected Financial Data
                                                                    For the Years Ended December 31,

                                                  2001          2000            1999           1998          1997
                                                                      (U.S. dollar in millions)
STATEMENT OF INCOME DATA
Net operating revenue:
Domestic sales..............................U.S.$   443     U.S.$   537      U.S.$   392     U.S.$  393    U.S.$391
Export sales................................        211             237              196            207         205
                                            -----------     -----------    -------------   ------------  ----------
Total net sales.............................        654             774              588            600         596
Operating costs and expenses:...............
Cost of sales...............................        344             371              322            435         451
Selling, marketing, general and
administrative..............................         88              91               89            105         102
Other operating expenses (income), net......          5              (2)               1              3          (4)
                                            -----------     -----------    -------------   ------------  ----------
Total.......................................        437             460              412            543         549
                                            -----------     -----------    -------------   ------------  ----------
Operating profit............................        217             314              176             57          47
                                            -----------     -----------    -------------   ------------  ----------
Non-operating income (expenses):............
Financial income, net.......................         32              29               13             27          40

Translation (losses) gains..................        ---             ---              ---            ---         (36)

Foreign exchange losses, net................         (8)            (14)             (69)          (54)         ---

Gain on sale of investee....................        ---             ---               13            ---         ---
                                            -----------     -----------    -------------   ------------  ----------
Total.......................................         24              15              (43)          (27)           4
                                            -----------     -----------    -------------   ------------  ----------

Income before income tax, equity income
     (loss) of investees and cumulative
     effect of accounting change............        241             329              133            30           51
Income tax expense..........................        (59)            (80)             (35)          (14)         (10)
                                            -----------     -----------   --------------  -------------   ----------

Income before equity income (loss) of
     investees  and cumulative effect of
     accounting change.....................         182             249               98            16           41
Equity income (loss) of investees..........         ---             ---                1            (1)           1
                                            -----------     -----------   --------------  -------------   ----------

Income before cumulative effect of
accounting change..........................         182             249               99             15          42

Cumulative effect of accounting change,
net of tax.................................          10             ---              ---            ---         ---
                                            -----------     -----------    -------------   ------------  ----------

Net income................................. U.S.$   192     U.S.$   249    U.S.$      99   U.S.$     15  U.S.$   42
                                            ===========     ===========    =============   ============  ==========

Net income applicable to preferred stock... U.S.$    90     U.S.$   116    U.S.$      45   U.S.$      7  U.S.$   19
Net income applicable to common stock......         102             133               54              8          23
                                            -----------     -----------    -------------   ------------  ----------

Net income................................. U.S.$   192     U.S.$   249    U.S.$      99   U.S.$     15  U.S.$   42
                                            ===========     ===========    =============   ============  ==========

Basic earnings per 500 shares (in
U.S.$):(1)
Preferred.................................. U.S.$  2.65     U.S.$  3.45    U.S.$    1.41   U.S.$   0.21  U.S.$ 0.58
Common.....................................        2.41            3.13             1.28           0.19        0.52

Basic earnings per 1,000 shares (in
    U.S.$):(1)
Preferred..................................        5.31            6.89             2.81           0.42        1.15
Common.....................................        4.83            6.27             2.56           0.38        1.04

Weighted average number of shares
   outstanding (in thousands):
Preferred..................................  16,946,809      16,867,058       15,973,367     16,607,199  17,182,207
Common.....................................  21,140,490      21,140,490       21,140,490     21,140,490  21,140,490

Dividends per 1,000 shares (in U.S.$):(2)
Preferred.................................. U.S.$  1.02     U.S.$ 0.65      U.S.$   0.16   U.S.$   0.24  U.S.$ 0.49
Common.....................................        0.93           0.59              0.15           0.22        0.49



                                                                        Selected Financial Data
                                                                    For the Years Ended December 31,

                                                 2001           2000            1999           1998         1997
                                                                      (U.S. dollar in millions)
BALANCE SHEET DATA
Cash and cash equivalents.................  U.S.$ 172       U.S.$ 489        U.S.$176     U.S.$279     U.S.$ 435
Held-to-maturity investments(3)...........        364              17            174           269            45
Property, plant and equipment, net........      1,100             997          1,032         1,496         1,580
Equity Investees..........................        371              --             --            --            --
Total assets..............................      2,321           1,790          1,806         2,416         2,401
Short-term debt(4)........................         69              74             82            76            78
Long-term debt, including current portion.        973             455            601           843           791
Shareholders' equity......................      1,107           1,134          1,019         1,373         1,434

                                                                   For the Years Ended December 31,
                                                2001            2000            1999           1998         1997
                                                           (U.S. dollar in millions, except for percentages)
OTHER FINANCIAL DATA
Gross margin...............................    47.4%           52.1%          45.2%          27.5%         24.3%
Operating margin...........................    33.2%           40.6%          29.9%           9.5%          7.9%
EBITDA(5).................................. U.S.$ 269       U.S.$ 377      U.S.$239       U.S.$133     U.S.$ 120
Capital expenditures(6)....................       309             125            84            120           150
Investment in equity investee(7)...........       371              --            --             --            --
Depreciation and depletion.................        52              63            63             76            73
Cash flow provided by (used in):
    Operating activities...................       234             381           205            150           117
    Investing activities...................    (1,002)            101           (45)          (349)         (166)
    Financing activities...................       525            (143)         (180)            51           155

                                                                   For the Years Ended December 31,
                                                2001           2000             1999           1998         1997
OPERATIONAL DATA
Number of employees (at period end)........     3,767           3,658         3,682          3,840         4,312
Nominal production capacity (thousand
metric tons):
    Pulp...................................       800             800           800            800           680
    Paper..................................       655             655           635            635           580
Sales volumes (thousand metric tons):
Domestic market:
    Market pulp............................        85             100            84             90           103
    Paper..................................       437             424           369            306           284
        Printing and writing...............       357             337           299            239           223
        Thermal and carbonless.............        52              49            43             37            30
        Other specialty papers(8)..........        28              38            27             30            31
International market:
    Market pulp............................       258             240           232            177            75
    Printing and writing paper.............       133             105           137            172           215

--------------------
(1) Based on the weighted average number of shares outstanding for each period. For additional information on earnings per share, see note 2(j) to our consolidated financial statements and "Item 5A--Operating Results."
(2) Based on declared cash dividends, which are declared in reais, translated to U.S. dollars on the date of payment and divided by the number of shares outstanding on the date declared.
(3) Includes current and non-current portions.
(4) Excludes current portion of long-term debt.
(5) EBITDA means earnings before financial income, financial expenses, translation (losses) gains, foreign exchange (losses) gains, gain on sale of investee, income taxes, equity income (loss) of investees, cumulative effect of accounting change, net of tax, depreciation, amortization and depletion. EBITDA is a non-U.S. GAAP measurement. This measure does not represent cash flow for the periods presented and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flows as a source of liquidity. Our EBITDA (as defined above) may not be comparable with EBITDA as defined by other companies. Although EBITDA (as defined above) does not provide a U.S. GAAP measurement of operating cash flows due to its accrual accounting basis, it is commonly used by financial analysts and others in the pulp and paper industry.
(6) Represents cash expenditures for acquisition of property, plant and equipment, excluding the investment in Aracruz Celulose S.A.
(7) Includes the excess of the cost of investment in Aracruz Celulose S.A. over the underlying fair value of net assets (excluding any possible adjustments for fair value of property, plant and intangible assets), which amounted to U.S.$155 million determined on the acquisition of a 12.35% interest in the total capital of Aracruz Celulose S.A. The excess of the cost of the investment over the portion of the underlying fair value of the net assets is tentative pending completion of the appraisal of property, plant and equipment and intangible assets. The allocation may change with the completion of the pending procedures. Consistent with the SFAS No. 142 "Goodwill and Other Intangible Assets," this excess has not been amortized.
(8) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.

Exchange Rates

     There are two principal foreign exchange markets in Brazil:

     o    the commercial rate exchange market, or commercial market, and

     o    the floating rate exchange market.

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

     Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange band. Because the pressure did not ease, on January 15, 1999, the Central Bank allowed the real to float. Since January 1, 1999 and through December 31, 2000, the real depreciated by 61.8% against the U.S. dollar, and, as of December 31, 2000, the commercial market rate for purchasing U.S. dollars was R$1.9554 to US$1.00. In the year ended December 31, 2001, the real depreciated by 18.7% against the U.S. dollar. As of July 10, 2002, the commercial market rate for purchasing U.S. dollars was R$2.8541 to US$1.00. We cannot assure you that the real will not appreciate or devalue substantially in the near future. See "Item 5A -- Operating and Financial Review and Prospects -- Operating Results -- Overview -- Brazilian Economic Environment."

     The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

                                 Exchange Rate of Reais per U.S.$1.00

Year Ended December 31,      Low         High     Average(1)  Period-end

1997.....................   1.0390      1.1164      1.0808      1.1164
1998.....................   1.1165      1.2087      1.1611      1.2087
1999.....................   1.2078      2.1647      1.8158      1.7890
2000.....................   1.7234      1.9847      1.8295      1.9554
2001.....................   1.9357      2.8007      2.3523      2.3204

                                 Exchange Rate of Reais per U.S.$1.00

Month Ended                                         Low             High

January 31, 2002...........................        2.2932          2.4384
February 28, 2002..........................        2.3482          2.4691
March 31, 2002.............................        2.3236          2.3663
April 30, 2002.............................        2.2709          2.3689
May 31, 2002...............................        2.3625          2.5269
June 30, 2002..............................        2.5220          2.8593
July (through July 10), 2002...............        2.8481          2.9141

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


                                                              At March 31, 2002
                                                     --------------------------
                                                     (U.S. dollars in millions)
Short-term debt:(1)(2)
      Foreign currency-denominated                    U.S.$                  74
          Total short-term debt                       U.S.$                  74
                                                     --------------------------
Long-term debt:(2)
      Current portion:
      Real-denominated                                U.S.$                  20
      Foreign currency-denominated                                          368
                                                     --------------------------
                                                                            388

Non-current portion:
      Real-denominated                                                       89
      Foreign currency-denominated                                          527
                                                     --------------------------

        Total long-term debt                                              1,004
        Less current portion                                               (388)
           Total long-term debt less
           current portion                           U.S.$                  616
                                                     --------------------------

Shareholders' equity:
      Paid-in capital                                U.S.$                1,320
      Additional paid-in capital                                             24
      Treasury shares, at cost                                               (4)
      Appropriated retained earnings                                         27
      Unappropriated retained earnings                                      562
      Cumulative translation adjustment                                    (775)
            Total shareholders' equity               U.S.$                1,154
                                                     --------------------------
Total capitalization (long-term debt, less
current portion, plus shareholders' equity)          U.S.$                1,770
-----------------
(1)  Excludes current portion of long-term debt.
(2) All of our short-term and long-term debt is secured by either property, plant and equipment, promissory notes or export notes.

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

     The prices we are able to obtain for our products depend on prevailing world prices for market pulp and paper. World prices have historically been cyclical, subject to significant fluctuations over short periods of time depending on a number of factors, including:

     o    worldwide demand for pulp and paper products;

     o    worldwide production capacity and inventories;

     o    the strategies adopted by major pulp and paper producers; and

     o    the availability of substitutes for our products.

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

     The pulp and paper industry is highly competitive. Competitive features within the industry include the following:

     o in coated paper, we face competition from larger international companies that have greater ability to support possible strategic expenditures directed to increase market share; and

     o in the international pulp and paper markets, we compete with larger competitors that have greater financial strength and higher production capacities.

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

     As part of our strategy to increase our international market share and improve our competitiveness through greater economies of scale, we are expanding our pulp production capacity at the Jacarei mill by 530,000 tons, raising our total current annual installed capacity from 850,000 to 1.4 million tons per year by January 2003. The project is currently on schedule and we expect to begin our operations in January 2003. The Jacarei expansion involves various risks. These risks include engineering, construction, regulatory and other significant risks that may delay or prevent the successful completion or operation of the project or significantly increase our costs. Our ability to successfully complete any expansion project on time is also subject to financing and other risks.

     We may be adversely affected because:

     o we may not be able to complete our expansion project on time or within a determined budget;

     o our new or modified facilities may not operate at designed capacity or may cost more to operate than we expect; and

     o we may not be able to sell our additional production at attractive prices.

     We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds.

     We are subject to stringent environmental laws and regulations in Brazil governing air emissions, effluents discharges, solid wastes, odor and reforestation, and certain of our operations are required to be permitted by governmental agencies implementing these laws and regulations and pollution control policies. Changes in these laws and regulations could adversely affect us. If we violate or fail to comply with these laws, regulations and permits, we could be fined or otherwise sanctioned by regulators, or our permits could be revoked and our ability to operate could be suspended or otherwise adversely affected. In addition, noncompliance with these laws, regulations and permits could result in criminal sanctions for us and for our employees. We could also be responsible for related environmental remediation costs, which costs could be substantial.

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

     We may, as part of our business strategy, acquire other businesses in Brazil or elsewhere or enter into alliances. Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including our ability to identify acquisitions and negotiate and close transactions. Even if we complete future acquisitions:

     o we could fail to successfully integrate the operations, services and products of any acquired company;

     o we could fail to select the best partners or fail to effectively plan and manage any alliance strategy;

     o    the acquisitions could increase our costs;

     o our management's attention could be diverted from other business concerns; and

     o    we could lose key employees of the acquired company.

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

     We are controlled by the Ermirio de Moraes family, which indirectly controls all of our outstanding common voting shares. Consequently, our controlling shareholders have the power to control us and all of our subsidiaries, including the power to:

     o    elect our directors; and

     o determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

     We engage in, and expect from time to time in the future to engage in, commercial and financial transactions with our controlling shareholders or their affiliates. Commercial and financial transactions between us and our affiliates create the potential for, or could result in, conflicting interests. For a discussion of certain related party transactions, see "Item 7B -- Related Party Transactions."

     Various other risks could have a material adverse effect on our financial results.

     Our operations are subject to various other risks affecting our forests and manufacturing processes, including fire, drought, disease, climate changes, electrical failures and factory explosions, which could have a material adverse effect on our financial results.

     We rely on third parties for some of our technology.

     We rely on third parties for the technology we use to make some of our value-added paper products. For example, Oji Paper of Japan has granted us the right to use its technology to manufacture and sell certain carbonless and thermal papers in Brazil and to sell these products in some other territories. This agreement is scheduled to expire in 2004. Although we have no reason to believe that Oji Paper will not allow us to renew this agreement on commercially reasonable terms, Oji Paper is not obligated to do so. If a third-party licensor of technology that we use refused to continue licensing its technology to us, our results of operations could be adversely affected.

     Risks Relating to Brazil

     Brazilian economic and political conditions have a direct impact on our business and the market price of our preferred shares and ADSs.

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

     The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Brazilian government and by volatile economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. Changes in policy, including tariffs, exchange controls or other factors, could adversely affect our business and financial results, as could inflation, further currency devaluation and other developments, and the Brazilian government's response to them. See "Item 5A -- Operating and Financial Review and Prospects -- Operating Results -- Overview -- Brazilian Economic Environment" for more information regarding how government policies may affect our operations.

     Our business could be significantly affected by political instability in Brazil. The next presidential elections are to occur in October 2002, and Brazilian law does not allow President Fernando Henrique Cardoso, now serving a second term, to serve a third term. Changes in the composition of the governing coalition, in the identity of ruling local parties, in the cabinet or in the presidency may potentially undermine investor confidence or produce policy changes that may adversely affect our operations and/or the price of our preferred shares and ADSs.

     Inflation, and certain governmental measures to combat inflation, may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     Brazil has historically experienced extremely high rates of inflation. Inflation itself and certain governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy. Our cash costs and operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the currency. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase. See "Item 5A -- Operating and Financial Review and Prospects -- Operating Results -- Overview -- Brazilian Economic Environment."

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

     Our cash costs and operating expenses are substantially all in reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, any significant devaluation of the real may produce exchange losses on unhedged debt denominated in foreign currency.

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

     The Brazilian Central Bank, or the Central Bank, has intervened occasionally to control unstable movements in the foreign exchange rate. At the present time, it is not yet possible to predict whether the Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian government's exchange rate policies may have on us. We cannot assure you that the Brazilian government will not impose a band within which the real/U.S. dollar exchange rate could fluctuate in the future.

     Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. They generally curtail access to foreign financial markets and may require government intervention, including recessionary governmental policies. See "--Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets." Devaluations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the market price of the preferred shares and ADSs.

     In addition, political and economic uncertainty over the outcome of the 2002 elections may have an adverse effect on the financial and capital markets, including the foreign exchange market. See "--Brazilian economic and political conditions have a direct impact on our business and the market price of our preferred shares and ADSs."

     Developments in other emerging markets, including Argentina, may adversely affect the market price of the preferred shares and ADSs.

     Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies and investors' perception of economic conditions in Brazil. In 2001, after prolonged periods of recession, followed by political instability, Argentina announced it would not service its public debt. In order to address the worsening economic and social crisis, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the currency to float. The Argentine peso experienced a 260% devaluation against the U.S. dollar from January 1 to May 31, 2002.

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

     You may be adversely affected if the government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The government imposed remittance restrictions for approximately three months in 1989 and early 1990. These restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting the U.S. dollars abroad. We cannot assure you that the government will not take similar measures in the future. Holders of the ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the preferred shares underlying the ADSs. In such case, our ADSs depositary will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

     Exchanging ADSs for the underlying preferred shares may have unfavorable consequences.

     The Brazilian custodian for the preferred shares must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the ADS depositary's electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares, or distributions relating to the preferred shares, unless you obtain your own electronic certificate of registration with the Central Bank, under Resolution No. 2,689 of January 26, 2000 of the National Monetary Council, known as Resolution No. 2,689, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you do not obtain a certificate of registration under Resolution No. 2,689, you may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of preferred shares or distributions with respect thereto, and you will generally be subject to less favorable tax treatment on gains with respect to the preferred shares. If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining an electronic certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the CVM. In order to complete this process, the investor will usually need to have a consultant or an attorney who has expertise in Central Bank and CVM regulations. These expenses or delays could adversely impact your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. If you decide to exchange your preferred shares back into ADSs once you have registered your investment in the preferred shares, you may deposit your preferred shares with the custodian and rely on the ADS depositary's electronic certificate of registration, subject to certain conditions. We cannot assure you that the ADS depositary's electronic certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from disposition could not be imposed in the future. See "Item 8A -- Financial Information -- Consolidated Financial Statements and Other Financial Information -- Dividend Policy and Dividends -- Payment of Dividends."

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

     You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available and the ADS depositary determines to make the rights available to you. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the ADS depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. See "Item 10D -- Additional Information -- Exchange Controls -- Preemptive Rights."

ITEM 4.  INFORMATION ON VCP

A.   History and Development of VCP

     We are incorporated under the laws of the Federative Republic of Brazil under the name Votorantim Celulose e Papel S.A. as a corporation with unlimited duration. We have the legal status of a sociedade por acoes, or a stock corporation, operating under the Brazilian corporate law, as amended. Our principal executive offices are located at Alameda Santos, 1357, 6th floor, 01419-908 Sao Paulo, SP Brazil (telephone: 55-11-3269-4168/4169). Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

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

     On December 29, 1999, we sold our 51% stake in Industria de Papel de Salto Ltda., or Salto, to Arjo Wiggins Participacoes e Comercio Ltda., a subsidiary of Arjo Wiggins S.A., a French company, for a cash payment of U.S.$23 million. Salto produced security, industrial and other specialty papers, including paper used for bank notes, checks, identification cards, vouchers and bibles. Under the terms of the sale agreement, we have to indemnify Arjo Wiggins against certain losses in excess of amounts recorded. Our obligation, however, is limited to R$22 million (U.S.$10 million at the exchange rate prevailing on December 31, 2001) until 2005. To date, we have not paid any amounts under this indemnification provision, and we believe any amount paid will not be significant. We realized a gain of U.S.$13 million on this sale.

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

     On August 14, 2000, our board of directors approved the Jacarei expansion, which will expand the pulp production capacity at our Jacarei mill by approximately 530,000 metric tons, raising our total current annual installed capacity from 850,000 to 1.4 million metric tons per year by January 2003. The Jacarei expansion project includes reforestation projects, which should be completed at the same time as the Jacarei expansion. For the year ended December 31, 2001, we had invested U.S.$206 million in the Jacarei expansion and we expect to invest approximately U.S.$344 million until the completion of this project. The government-owned development bank, Banco Nacional de Desenvolvimento Economico e Social, or BNDES, disbursed U.S.$56 million (or R$141 million) to finance part of our investment in the Jacarei expansion. See "Item 4D -- Property, Plant and Equipment -- Jacarei Expansion."

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

Capital Expenditures

     Our capital expenditures totaled U.S.$679 million in 2001, U.S.$125 million in 2000, and U.S.$84 million in 1999. We have invested principally in capacity expansion projects and in modernizing existing facilities.

     We have not made specific capital expenditure plans for future expansion projects, other than the Jacarei expansion. The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

                                             2001      2000      1999
                                               (in U.S.$ millions)
   Jacarei expansion..................    $  206         --       --
   Other increase in pulp
     production.......................        --    $    40  $    25
   Increase in coated paper
     production.......................        --         20        5
   Increase in thermal and
     carbonless paper production......        --          1       --
   Forests (includes land purchase)...        37         29       29
   Improvements / modernization.......        24         --        8
   Acquisition of equity
     participation in Aracruz.........       370         --       --
   Other (includes maintenance
     and information technology)......        42         35       17
                                          ------    -------  -------
        Total.........................    $  679    $   125  $    84
                                          ======    =======  =======

     As part of our capital investment program for 2002, we intend to invest U.S.$435 million for several projects, including the Jacarei expansion. The following table shows the estimated breakdown of planned capital expenditures during 2002, which is expected to be financed by cash generated from operations, by existing cash and/or by special lines of credit denominated in reais from
BNDES:

                                                     U.S.$ in millions
     Jacarei expansion....................              $   295
     Forests (includes land purchase).....                   39
     Improvements / modernization.........                   39
     Other (includes maintenance and
       information technology)............                   62
                                                        -------
          Total...........................              $   435
                                                        =======

     As part of our strategy to increase our international pulp market share and improve our competitiveness through greater economies of scale, we are expanding our pulp production capacity at the Jacarei mill by approximately 530,000 tons, raising our total current annual installed capacity from the current 850,000 metric tons to 1.4 million metric tons per year by January 2003, for an estimated cost of approximately U.S.$550 million. Approximately U.S.$350 million will be funded with internal cash flows and U.S.$200 million will be funded by lines of credit from BNDES. The project is on schedule and we expect to begin our operations in January 2003. The Jacarei expansion project includes reforestation projects, which should be completed at the same time as the Jacarei expansion. At December 31, 2001, we had invested U.S.$206 million in the Jacarei expansion. BNDES has disbursed U.S.$56 million of its $200 million commitment.


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

Operations

     In 2001, we produced 807,761 tons of eucalyptus pulp, compared to 798,517 tons in 2000 and 735,936 tons in 1999. In 2001, we sold 342,566 tons of this production as market pulp to third-party producers and we used the remainder to manufacture paper products. Our production and related U.S. dollar-based exports of pulp have also increased during 2001. In 2001, our sales volume of market pulp totaled 75% of our market pulp tonnage outside of Brazil, compared to 71% in 2000 and 73% in 1999. In 2001, we sold approximately U.S.$143 million of market pulp compared to U.S.$207 million in 2000, and U.S.$140 million in 1999. Our pulp export revenues decreased in 2001 as compared to 2000 due to the significant reduction in the international average price of pulp.

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


[OBJECT OMITTED]                                [OBJECT OMITTED]


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

     The following chart shows our ownership structure as of March 31, 2002:

[OBJECT OMITTED]

--------------

1 Our immediate parent company is Votocel Filmes Flexiveis Ltda., or Votocel, which is directly controlled by S.A. Industrias Votorantim, and which in turn is ultimately controlled by Hejoassu Administracao Ltda, or Hejoassu is controlled by the Ermirio de Moraes Family.

Our Business Strategy

     We intend to focus on steady and sustained growth, building on our competitive strengths in order to become a leader in the international pulp market and to maintain our leadership in the Brazilian coated paper market. The principal components of our strategy are to:

     o    expand our presence in the international pulp market;

     o maintain our leadership position in the growing Brazilian market for wood-free printing, writing, copying and specialty papers;

     o    shift our sales mix toward higher margin paper products;

     o    increase operating efficiencies; and

     o expand our production capacity through both mill expansion and strategic acquisitions to meet increased demand in both the domestic and export markets.

     Expand our presence in the international pulp market

     We intend to take advantage of our competitive strengths to increase our market share in the international pulp market. In 2001, we sold approximately 75% of our market pulp tonnage outside of Brazil, compared to 2% in 1996 when we began exporting. The high forest yields due to climate and soil conditions in Brazil, the short harvest cycle, the high productivity and sustainability of our forest operations and our use of cloning methods are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market. Our investment in Aracruz reinforces our presence in the international pulp market.

     Maintain our leadership position in the growing regional market for wood-free printing, writing, copying and specialty papers

     We are currently a market leader for coated wood-free printing, writing and specialty papers, with a 40% market share in Brazil. We are also a market leader for uncoated printing and writing paper, with a 22% market share in Brazil. We expect domestic demand to grow significantly over the next few years. We are also increasing sales in our new line of coated cut-size papers launched in 2000, which allows for high quality and resolution printing and is targeted at small and home offices. In order to consolidate our market position, we focus on long-term relationships with our customers by seeking to increase our understanding of our customers and their industries and to tailor our products to their specific needs. We increased our cut-size capacity in the Luiz Antonio mill to be able to meet the demand for both domestic and international markets.

     Shift our sales mix toward higher margin paper products

     We believe that an improved product mix with more value-added products can increase operating margins even if average paper prices do not improve significantly. In addition, these products are less subject to cyclical price variations. Therefore, we seek to increase our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers; our sales of these papers increased to approximately 47% of our net paper sales in 2001, from approximately 33% in 1997. We are producing higher margin products to replace products that Brazilian consumers previously had to import, such as beer and soft drink beverage labels.

     We have developed our production facilities for thermal and carbonless papers through an alliance with a leading producer in the area, Oji Paper Co., Ltd. of Japan, which allows us to benefit from Oji Paper's technology. We expect to continue to benefit from an increase in domestic demand, as well as to gain market share from imports of coated and specialty papers, which have become less competitive due principally to the continuous devaluation of the real since January 1999. We also will continue to work closely with our customers to develop new products.

     Increase operating efficiencies

     We intend to remain a low-cost producer of pulp and paper by continuing our ongoing program to increase operating efficiencies and reduce operating costs per unit. We intend to continue to:

     o focus on reducing wood costs through increased eucalyptus yields and reduced harvesting costs;

     o focus on improving the efficiency of our operations through investment in harvesting equipment, production facilities and advanced information technology; and

     o    improve information flow to facilitate decision-making.

     Expand our production capacity through both mill expansion and strategic acquisitions to meet increased demand in both the domestic and export markets

     We intend to further increase our production capacity, through both expansion of existing facilities, including the Jacarei expansion and strategic acquisitions.

     The Jacarei expansion will increase the annual pulp production capacity at the Jacarei mill by approximately 530,000 tons. For a more complete description of the Jacarei expansion, see "Item 4D--Property, Plant and Equipment--Jacarei expansion."

     Between 1994 and 2001, the average annual rate of paper consumption increased by 5.7% per year. In recent years, there has been a marked increase in paper consumption in Brazil. We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time. We are therefore increasing our pulp production capacity through our U.S.$550 million expansion project at our Jacarei mill, which will boost our pulp production capacity to
1.4 million tons annually. At March 31, 2002, we had invested U.S.$282 million in this project, which we expect will become operational in January 2003. We also closely monitor the evolution of the Brazilian and global pulp and paper industry. We continue to pursue growth opportunities to create value for our shareholders through strategic acquisitions, and we intend to be a participant in the continuing consolidation among pulp and paper producers, both domestically and internationally.

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

                                                    2001       2000      1999
                                                    ----       ----      ----
    Pulp ...................................         22%        27%       24%
    Paper:
         Printing and writing...............         59%        54%       56%
         Thermal and carbonless.............         13%        12%       13%
         Other specialty papers.............          6%         7%        7%

     Pulp

     Production

     We produced 807,761 tons of eucalyptus pulp in 2001, compared with 798,917 tons in 2000. The following table sets forth our total hardwood pulp production, total Brazilian hardwood pulp production, and our hardwood pulp production as a percentage of total Brazilian pulp production for the years ended December 31, 2001, 2000 and 1999:

                                                     2001      2000      1999
                                                     ----      ----      ----

   VCP's production (in tons)..................    807,761    798,917   735,936
   Total Brazilian production (in tons)........  5,500,118  5,539,258 5,363,533
   VCP's production as percentage of
     total Brazilian production................      14.7%      14.4%     13.7%

----------------------
Sources:  Bracelpa and VCP.


     The pulp production process traditionally involved the use of elementary chlorine. In recent years, demand for pulp that is bleached with little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water. As a result, we have increasingly used the elementary chlorine-free method, or ECF, which uses a reduced amount of chlorine, and the total chlorine-free method, or TCF, in our production of pulp. ECF and TCF are bleaching processes which do not utilize elementary chlorine and chlorine chemical compounds, respectively. The ECF process involves the use of oxygen, chlorine dioxide, caustic soda, hydrogen peroxide, ozone, talc, magnesium sulfate and sulfuric acid, while the TCF process involves the use of oxygen, ozone, caustic soda, hydrogen peroxide, magnesium sulfate and sulfuric acid. In addition, we have developed a bleaching process referred to as Votorantim chlorine-free, or VCF, which utilizes a smaller amount of chlorine chemical compound than the ECF process, but is not as costly as the TCF process. In 2001, approximately 81% of our pulp was produced without the use of elementary chlorine.

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

                               2001                2000               1999
                         Tons   % of Total   Tons  % of Total   Tons % of Total

North America........   98,590     38.3%     88,903     37.0%   89,773    38.7%
Latin America (1)....       --       --          --       --       815     0.4
Europe...............   97,263     37.8     115,333     48.0    98,683    42.6
Asia.................   61,655     23.9      36,042     15.0    42,422    18.3
Africa...............       --       --          --       --        --      --
Total Exports........  257,508    100.0%    240,278    100.0%  231,693   100.0%
-------------------------
(1)Excluding Brazil.

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

     Paper

     Our paper products can be divided into three major categories:

     o    coated and uncoated printing and writing papers;

     o    carbonless and thermal papers; and

     o    other specialty papers.

     The production and sale of printing and writing papers was our major line of business in 2001, accounting for approximately 59% of our total net sales and 99% of our paper exports during that year. The following table provides a brief description of our principal paper products and lists the facilities where they are produced:

Product                          Description                           Facility

Coated printing and
writing paper.........    Coated free sheet paper used               Jacarei
                          for labels, self-adhesive, flexible        Piracicaba
                          packaging markets and publishing
                          sector (magazine, book and catalogue)
                          inserts, brochures and other
                          publications; pioneer line of coated
                          cut-size paper for small/home office
                          market designed for printing of high
                          resolution and quality images; coated
                          paper to be used on labels for plastic
                          PET soft drink packaging.

Uncoated printing and
writing paper.........    Uncoated free sheet paper in reels,      Luiz Antonio
                          sheets and cut-size designed for         Jacarei
                          maximum performance in photocopying
                          machines and laser and inkjet
                          printers, and alkaline offset paper.

Carbonless paper......    Used to produce multi-copy forms for       Piracicaba
                          credit card receipts, invoices and
                          other applications in place of
                          traditional carbon paper.

Thermal paper.........    Traditionally used in fax machines;        Piracicaba
                          new applications include supermarket
                          receipts, bar code labels, toll
                          tickets, water and gas bills and
                          receipts for ATMs and credit card
                          machines.

Other specialty
papers................    Our specialty papers include art      Mogi das Cruzes
                          paper for catalogues, folders,
                          letters, envelopes, etc.

     Production

     We produced 551,400 tons of paper in 2001, compared to 535,340 tons in 2000. See "Item 4D -- Property, Plant and Equipment -- Operations." The following table sets forth our paper production, total Brazilian paper production, and our total paper production as a percentage of total Brazilian production for the years ended December 31, 2001, 2000 and 1999:

                                        2001             2000             1999

VCP's Production (in tons).....       551,400          535,340          501,764
Total Brazilian Production
 (in tons).....................     7,353,700        7,115,513        6,888,613

VCP's Production as Percentage
 of Total Brazilian
 Production....................          7.5%             7.5%             7.3%
--------------------
Sources:  Bracelpa and VCP.

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

     The following table sets forth our printing and writing paper production, total Brazilian printing and writing paper production, and our production as a percentage of Brazilian production of such products for the years ended December 31, 2001, 2000 and 1999:


                                     2001              2000             1999

VCP's Production
  (in tons)..............          488,400           474,455          442,621
    Uncoated Paper
    (in tons)............          358,200           363,835          361,971
    Coated Paper
    (in tons)............          130,200           110,620           80,650
Total Brazilian
  Production (in tons)...        2,150,364         2,099,593        2,070,339
VCP's Percentage of
  Brazilian Production...            22.7%             22.6%            21.4%
--------------------
Sources:  Bracelpa and VCP.

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

     The following table sets forth our carbonless, thermal and other specialty paper production, Brazilian carbonless, thermal and other specialty paper production as a total, and our total production as a percentage of the total Brazilian production of such products, for the years ended December 31, 2001, 2000 and 1999:

                                      2001        2000          1999

VCP's Carbonless Paper
 Production (in tons)..............  40,281      37,132        36,132
VCP's Thermal Paper
 Production (in tons)..............  11,139      10,346         7,537
VCP's Other Specialty
 Paper Production (in tons)........  11,550      13,405        15,474
                                     ------      ------        ------
Total (in tons)....................  62,970      60,883        59,143
                                    =======     =======       =======
Brazilian Production (in tons)..... 169,460     171,531       162,103
VCP's Percentage of Brazilian
 Production........................   37.2%       35.5%         36.5%
-------------------
Sources:  Bracelpa and VCP.

     Sales

     We sell our paper products around the world. The following table sets forth our net sales of paper to the export market by geographic region at December 31, 2001, 2000, and 1999:

                              2001               2000               1999
                         Tons  % of Total   Tons  % of Total   Tons  % of Total
North America.........  49,802   37.6%     14,706    14.0%    23,960     17.5%
Latin America(1)......  40,302   30.4      43,069    41.0     37,703     27.5
Europe................  34,599   26.1      35,716    34.0     62,990     45.9
Middle East/Asia/
 Africa/Other.........   7,801    5.9      11,555    11.0     12,561      9.1
Total Exports......... 132,504  100.0%    105,046   100.0%   137,214    100.0%
                       =======  ======    =======   ======   =======    ======
-------------------------
(1)  Excluding Brazil.

     The following table sets forth our domestic sales of specialty, carbonless and thermal paper, Brazilian specialty, carbonless and thermal paper sales, and VCP's sales as a percentage of Brazilian sales for such products for the years ended December 31, 2001, 2000 and 1999:

                                           2001        2000          1999
VCP's Carbonless and
 Thermal Paper Sales (in tons).......     52,446      49,061        43,403
VCP's Other Specialty
 Paper Sales(1) (in tons)............     28,388      37,381        27,502
                                          ------      ------        ------
Total (in tons)......................     80,834      86,442        70,905
                                          ======      ======        ======
Brazilian Market
 (in tons)...........................    152,185     154,812       149,464
VCP's Percentage of
 Brazilian Market....................      53.1%       55.8%         47.4%
-------------------------
(1) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.

Sources:  Bracelpa and VCP.

     Printing and writing paper represents the largest category of paper exports from Brazil. In 2001, we exported 131,749 tons of printing and writing paper, which primarily consisted of uncoated paper.

     The following table sets forth our exports and domestic sales of printing and writing paper for the years ended December 31, 2001, 2000 and 1999:

                                                 2001         2000         1999
                                                 ----         ----         ----
VCP's Exports (in tons) .................     131,749      105,046      137,214
Brazilian Exports (in tons) .............     637,577      589,740      750,383
VCP's Percentage of Brazilian Exports ...        20.7%        17.8%        18.3%
VCP's Domestic Sales (in tons) ..........     356,059      337,340      298,582
Brazilian Market (in tons) ..............   1,487,751    1,457,190    1,296,312
VCP's Percentage of Brazilian Market ....        23.9%        23.2%        23.0%

__________________
Sources:  Bracelpa and VCP.

     We believe that we can gain additional market share in the domestic market because approximately 16% of all coated paper consumed in Brazil in 2001 was imported, and imports have been less competitive because of the devaluation of the real since January 1999.

     The customer base for our paper products is very diversified. None of our customers accounted for more than 10% of our domestic or international sales of paper products in 2001.

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

     Energy and Chemicals

     We use several sources to generate thermal and electrical energy, including biomass derived from wood debarking, bark and scraps, fuel, oil and black liquor. By producing electricity internally, we realize substantial savings compared to purchasing power in the open market. We generate approximately 83% of our power requirements for the pulp and paper production process from renewable fuels, such as biomass and black liquor and 12% of our power requirements from non-renewable fuels, such as fossil fuels (oil, coal and gas). We only purchase 5% of our power requirements in the open market and, therefore, we realize substantial savings. Recovery boilers recycle substantially all of the chemicals used in the pulp production process. We believe that our sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

     We purchase approximately 33% of our external energy needs from concessionaires, including CPFL--Companhia Paulista de Forca e Luz (for the Luiz Antonio and Piracicaba facilities), Bandeirantes (for the Jacarei and Mogi das Cruzes facilities) and Eletropaulo (for our headquarters), as well as from fuel oil and natural gas suppliers. We believe our low dependence on external supplies of energy represents a strategic business advantage.

     In addition, in 2001, the auxiliary boilers at the mills in Jacarei, Piracicaba and Mogi das Cruzes, which previously burned fuel oil, began to burn natural gas. We believe our secure sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

     The chemicals used in the pulp production process include white liquors, which are made of sodium hydroxide and sodium sulfite and are recycled in the chemical recovery system. Any shortage of these chemicals can be replaced by additional amounts of caustic soda and limestone. In addition, the pulp production process traditionally involved the use of elementary chlorine. In recent years, demand for pulp that is bleached with little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water. As a result, we have increasingly used the elementary chlorine-free method, or ECF, which uses a reduced amount of chlorine, and the total chlorine-free method, or TCF, in our production of pulp. ECF and TCF are bleaching processes which do not utilize elementary chlorine and chlorine chemical compounds, respectively. The ECF process involves the use of oxygen, chlorine dioxide, caustic soda, hydrogen peroxide, ozone, talc, magnesium sulfate and sulfuric acid, while the TCF process involves the use of oxygen, ozone, caustic soda, hydrogen peroxide, magnesium sulfate and sulfuric acid. In addition, we have developed a bleaching process referred to as Votorantim chlorine-free, or VCF, which utilizes a smaller amount of chlorine chemical compound than the ECF process, but is not as costly as the TCF process.

     In 2001, Brazil experienced a severe shortage of capacity to generate electrical energy due to a severe shortage in hydroelectric power resulting from drought conditions throughout the country. In order to avoid the possibility of rolling blackouts, in May 2001, the Brazilian government announced measures aimed at reducing electricity consumption and creating alternative sources of energy in the southeastern, central-western and northeastern regions of Brazil.

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


Transportation

     We use trucks owned and operated by independent contractors to transport wood from our forests to our production facilities. Our forests are located an average distance of 210 kilometers from our pulp mills. We also use trucks owned and operated by third parties to ship finished pulp and paper products from our facilities to our customers in Brazil and other regions in Latin America or to the port of Santos. Santos is located on the coast of the state of Sao Paulo, at approximately 380 kilometers from the Luiz Antonio mill and 150 kilometers from the Jacarei mill.

     In 1998, we obtained a concession from the state government of Sao Paulo to operate a terminal and a warehouse in Santos, under a renewable ten-year operational lease agreement with CODESP, the government-owned corporation that owns and operates the port. This lease is noncancellable during the initial period and, if not renewed, will expire in September 2007. This has facilitated our exports, as we currently load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs. Our expense in each of 2001, 2000, and 1999 was approximately U.S.$0.1 million, and future annual lease payments under the CODESP lease will also be of approximately U.S.$0.1 million per year. This amount was capitalized and is being amortized over the term of the lease in equal installments. There is no contingent rent under the contract. In addition, in 2001, we rented another warehouse at the terminal in Santos in anticipation of future increases of our pulp exports as a result of the Jacarei expansion. This expanded our total warehouse area to 12,520 square meters from 9,550 square meters and our total warehouse volume capacity to 38,000 tons from 28,000 tons.

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

     Through KSR and our internal sales staff, we focus on developing close, long-term customer relationships by meeting the customer's specific requirements. We constantly seek to increase our understanding of our customers and their industries and to tailor our products to their specific needs. See "Item 5C--Operating and Financial Review and Prospects--Research and Development, Patents and Licenses, Etc." for a detailed description of our technology upgrades in the area of customer relationships.

     Information technology has been one of our high priority areas. To provide support for our organizational restructuring and a new stage of growth, in 2000 we upgraded our SAP R/3 management software to a more modern version available on the market. This investment further integrated our day-to-day operations and added new functions, including e-business projects, which have allowed us to pursue Internet activities.

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

     On April 2001, we incorporated VCP Exportadora, a wholly owned subsidiary formed to ensure that we are well positioned in the global market for the production of pulp and uncoated copying paper and that we maintain our position as a regional leader for coated paper in the regional market. In addition to being an important instrument in our growth, VCP Exportadora and its subsidiaries will play an important role in establishing direct relationships with customers worldwide. We also expect to incorporate or use subsidiaries abroad that will provide better access to our international customers and their international financial markets and will act as vehicles for future acquisitions outside Brazil.

     Paper

     In 2001, approximately 77% of paper sales volume and 80% of our net revenues derived from paper came from the domestic market. We sell 16% of our paper products through KSR. Domestically, KSR's distribution network consists of 32 branches, which are strategically located with warehouses used for storage purposes, and a workforce composed of 190 sales agents. In 2001, KSR was the segment leader in paper distribution in Brazil, with a market share of approximately 28% of the distribution sales. Through KSR, we sell our paper products to approximately 25,000 customers, including small printers, stationery stores and industrial companies throughout Brazil, as well as to the Brazilian government. KSR also sells the products of other paper companies in areas where they do not compete with us, in both the export and domestic markets. As a result, we are able to offer a wide range of complementary products, with prompt delivery. In 2001, through KSR we had net revenues of U.S.$86 million, representing 19% of our total consolidated paper sales in the domestic market.

     Sales of our products to our domestic customers are for cash, credit or through a program called the "vendor program." For purposes of this prospectus, we have referred to our credit sales as the "non-vendor program."

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

     In October 1999, as part of our credit risk policies, we introduced more stringent credit risk criteria for the selection of customers to which we sell through the vendor program. The selection criteria were established based on an internal credit score ranking (general and financial credit risk evaluation criteria). Once we receive and fill a sales order, we contact one of five banks with which we operate, and the bank arranges the terms and conditions of payment with the customer. Since the implementation of this policy, we have reduced the customers to which we extend the vendor program from approximately 200 customers to approximately 57 customers. This reduction was made due to the decline in bank charges and interest spreads (charged to customers by the banks) in Brazil and the resulting decrease in bank financing costs available directly to our customers.

     Historically, amounts of guarantees we have paid, net of amounts recovered from customers, have been negligible. In 2001 and 2000, we recovered 100% of the amounts we paid under guarantees compared with a U.S.$1 million loss in 1999.

     We also extend credit to our customers through our own program (the non-vendor program). Customers with good credit are allowed to use either the vendor or the non-vendor program. During 2001, 22% of the total domestic sales were made through the vendor program. In addition, 78% of the total domestic sales in 2001 were made under cash sales or the non-vendor sales program. The quality of the vendor receivables and the non-vendor receivables was the same under both programs, and we bore the same risk with respect to both types of receivables.

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

     Based on 2001 net revenues, we were the third largest Brazilian pulp and paper producer behind Klabin and Suzano, but ahead of Aracruz. With respect to market pulp, we were the fourth largest Brazilian producer in terms of volume in 2001, behind Aracruz (1,272,000 tons), Cenibra-Celulose Nipo-Brasileira S.A. (792,343 tons) and Bahia Sul Celulose S.A., or Bahia Sul (408,000 tons).

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


Environmental Policies

     As part of our commitment to sustainable development, we developed one of the largest forested areas in the state of Sao Paulo, with approximately 160,000 hectares located near our industrial plants, of which approximately 28% is preserved as native forests and/or set aside for environmental recovery. In partnership with various universities, we conduct research and monitor fauna and flora of the region. In 2001, we planted approximately 15,900 hectares of eucalyptus as part of our reforestation efforts.

     In 2001, we implemented a new integrated policy for quality, the environment, health and safety, based on the following principles:

o to fulfill the needs and expectations of investors, customers, suppliers, professionals, communities and other parties involved in our business;

o to operate responsibly and in compliance with laws, regulations and corporate commitments;

o to ensure the integrity, qualification and career development of our employees;

o to provide continuous improvement in management systems and processes, including the prevention and reduction of wastes, accidents and adverse impacts on the environment.

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

Brazilian Environmental Regulation and Investments

     The federal constitution assigns to the federal government, the states, the federal district and the municipalities the responsibility for environmental protection and preservation of the Brazilian fauna and flora. However, the authority to enact laws and issue regulations with respect to environmental protection is granted jointly to the legislative branches of the federal government, the states and the federal district. The municipalities may only issue regulations with respect to matters of local interest or to supplement federal and state laws. The state agency for pollution control in the state of Sao Paulo is CETESB--Companhia de Tecnologia de Saneamento Ambiental. Pursuant to the pollution control laws of the state of Sao Paulo, as enforced by CETESB, the installation, construction or expansion, as well as the operation, of industrial equipment likely to cause pollution must be licensed by CETESB.

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

     In Brazil, individuals or legal entities who violate environmental laws can be punished by sanctions that range from fines to imprisonment (individuals) or dissolution (legal entities). Administrative sanctions that can be imposed include, among others:

o    fines;

o    partial or total suspension of activities;

o    forfeiture or restriction of tax incentives or benefits; and

o forfeiture or suspension of participation in credit lines with official credit establishments.

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

     Solid Wastes

     We have identified productive uses for a portion of the solid wastes generated during our pulp and paper production processes and have adopted the following programs for handling and disposal of such solid waste residue:

o    co-processing with ceramic manufacturing companies (Piracicaba mill);

o    composting (all mills); and

o    use in forests as soil correction agents (Luiz Antonio mill).

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

     We have insured our mills and inventories against the risk of mechanical shutdowns. From July 25, 2000 to August 14, 2000, our Luiz Antonio facility experienced a shutdown in the paper segment due to an electrical failure in the electric control panel link of one of our papermaking machines, which produces most of our domestic and export cut-size paper. We halted production for 20 days while the machine was being repaired. The shutdown resulted in a production reduction of 10,200 tons of paper. We were able to control our losses through our insurance coverage and through the use of surplus inventories. We received an insurance reimbursement of U.S.$3 million in 2000 to cover the acquisition and installation of new equipment.

Overview of the Pulp and Paper Industry

     General Overview

     Pulp Industry Overview. Wood pulp is the principal ingredient in the manufacture of wood-containing paper. Pulp is classified according to (a) the type of wood or fiber from which it is made, (b) the manner in which the wood or fiber is processed, and (c) whether it is bleached.

     There are two types of wood pulp that can be produced. Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch and acacia. Pulp made from hardwood, such as eucalyptus, has short fibers and is generally better suited to manufacturing coated and uncoated printing and writing papers, tissue and coated packaging boards. Short fibers are the best type for the manufacture of wood-free paper with good printability, smoothness, brightness and uniformity. Softwood pulp is produced using softwood trees, such as pines and fir. Pulp made from softwoods has long fibers and is generally used in manufacturing papers that require durability and strength, such as kraftliner, and those requiring high opacity, such as newsprint and directory papers. We produce only hardwood pulp from planted eucalyptus trees.

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

     Paper Industry Overview. There are six major groups of paper products produced by the paper industry:

o    newsprint paper, used to print newspaper;

o printing and writing papers, used for a broad range of purposes, including writing, photocopying, commercial printing, business and computer forms;

o    tissue papers, used to produce tissue, toilet papers and paper towels;

o packaging papers, encompassing kraft paper, containerboard (corrugated paper and linerboard) and liquid packaging board;

o    cardboard;and

o    specialty papers.

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

     Printing and writing paper is sold either in reels or in packages of pre-cut sheets, called cut-size. We sell our paper in both reels and cut-size. Reels of paper are used by manufacturers of paper products such as business forms, writing pads, packaged sheets of pre-cut paper, books and envelopes. Customers require different size reels depending on the type of machines they use. Cut-size paper is used in offices for general commercial purposes, such as photocopying and writing. There has been a general trend in recent years toward the use of standardized pre-cut sheets rather than preprinted and continuous business forms and computer paper. This trend has led many paper producers, including us, to reduce sales of reels and to integrate cutting machines in their paper mills, increasing their production of cut-size papers.

     The market for paper has a larger number of producers and consumers and more product differentiation than the market for pulp. Prices for paper are cyclical but are less volatile than pulp prices. The prices for paper and paperboard have historically followed the trends of pulp prices.

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

     In 2001, Brazil was the eleventh largest paper producer and the seventh largest pulp producer in the world. Brazilian pulp and paper companies have made large investments over the last ten years in order to compete more effectively and on a larger scale with traditional pulp suppliers in the international market. In addition, the technological development of the paper industry has been supported by the research efforts of major producers and financing for projects from BNDES.

     Consolidation in the Brazilian pulp and paper industry is currently under way. The table below shows the market participation of the five largest producers in terms of sales for the years indicated:


                                     1997        1998       1999        2000        2001
                                                 ----       ----        ----        ----
Brazilian Pulp Production (1)...   6,331.1     6,686.9     7,209.1    7,463.3     7,390.1
Brazilian Paper Production......   6,517.6     6,589.3     6,953.2    7,187.8     7,353.7
Total Pulp and Paper Production.   12,848.7    13,276.2   14,162.3    14,651.1    14,743.8




Total Top Five Producers........   6,262.8     6,535.3      7,086     8,099.9      9,096
% Top Five......................    48.7%       49.2%       50.0%      55.3%       61.7%

-------------------
(1)  Pulp numbers represent pulp volume produced.
Source:  Bracelpa.


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

     Cyclical Nature of World Pulp Prices

     World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand. From 1985 to mid-1989, market prices for bleached hardwood kraft pulp rose steadily. Beginning in 1989, the recession in North America, Europe and Japan, combined with the startup of a number of new or expanded pulp facilities, contributed to depressed prices that continued through 1993. This decline in world pulp prices to the lowest levels in 20 years (on an inflation-adjusted basis) forced a number of pulp producers out of the market. However, international demand began to recover in late 1993, with a corresponding increase in prices.

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

     By the last quarter of 1995, however, the international paper market began to show signs of strain. Some of the reasons for this slackening were a slowdown in economic growth, particularly in the United States, more readily available supplies of certain grades of paper, due to improved mill productivity and the startup of new machines, and a deceleration in end user inventory-building. By January 1996, pulp prices were falling and continued to fall through the first quarter of 1999. In the second quarter of 1999, international pulp prices began to rise and continued to rise throughout 2000. After reaching a peak of around U.S.$700 per ton in the second half of 2000, market pulp prices started to fall through the third quarter of 2001 primarily due to (i) inventory accumulation,
(ii) variations in the European Union unified currency, which raised the cost of pulp for the production of printing and writing papers and (iii) the scheduled production downtime by Canadian producers, followed by that of U.S. manufacturers to combat growing inventory and maintain price levels. At the beginning of 2001, Brazilian manufacturers, including us, slowed pulp production in response to the drop in demand and slowdown of the economy and to maintain a balance between supply and demand.

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

                                                          Cash Production Costs
 Brazil.....................................             U.S.$      163
 Indonesia..................................                        165
 Sweden.....................................                        243
 France.....................................                        244
 Portugal...................................                        246
 Spain......................................                        264
 Eastern Canada.............................                        271
 Finland....................................                        271
 Southern U.S...............................                        307
 ---------------------------------
 Source:  Hawkins Wright.

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

     In order to facilitate access to our international customers and to the international financial markets, we have also established two subsidiaries in Newark, VCP Trading N.V. and VCP North America Inc., to manage our exports to clients in Europe and in North America, respectively.

     On January 2, 2002, we created VCP Florestal S.A., which assumed all of the assets and liabilities relating to our forestry operations.

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


                                          Distance from                        Pulp/Paper
                                         forest (pulp) or    Distance from      capacity
Facility                    Pulp/Paper   pulp mill (paper)   port of Santos    (tons/year)        Major products
--------                    ----------   -----------------   --------------    -----------        --------------
Jacarei..................  Pulp/Paper          200 km            150 km      480,000/175,000   Uncoated printing
                                                                                               and writing paper;
                                                                                               coated printed and
                                                                                               writing paper
Luiz Antonio.............  Pulp/Paper          220 km            380 km      370,000/310,000   Uncoated printing
                                                                                               and writing paper;
                                                                                               offset, copier,
                                                                                               laser printing and
                                                                                               inkjet paper
Piracicaba...............  Paper               150 km            200 km          150,000       Thermal and
                                                                                               carbonless paper;
                                                                                               coated printing and
                                                                                               writing paper
Mogi das Cruzes..........  Paper               50 km             100 km           20,000       Label paper; finish
                                                                                               foil; soap wrapping
                                                                                               board; light
                                                                                               cardboard and other
_________________                                                                              specialty papers
Sources:  Bracelpa and VCP.


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

     In 2001, we introduced a new, more efficient production process whereby wood chips for the production of pulp are produced at plantation sites using portable chipping equipment. With these new chipping machines, we will be able to carry out chipping in the forest and thereby improve tree utilization and reduce noise levels at the mill. In addition, forest residues are returned directly to the plantation soil, contributing to the recycling of nutrients. Approximately 35% of the wood required for the Jacarei mill is supplied in the form of chips directly from the forest.

     The unbleached pulp is then sent through the oxygen delignification process and the chemical bleaching process, traditionally using chlorine dioxide, ozone and hydrogen peroxide. The cellulose fibers are screened, pressed and dried. The dried pulp is cut into sheets and baled, resulting in market pulp. In recent years, pulp customers, particularly in Europe, have preferred pulp that is bleached with little or no chlorine compounds due to environmental concerns relating to the pulp production process, and particularly with respect to the bleaching process. All of the phases in the pulp production process that have reduced amounts of chlorine create effluents which are sent to an effluent treatment station where approximately 90% of the organic charge is removed.

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

Eucalyptus Forests

     We obtain all of our wood from approximately 160,000 hectares of land located in the state of Sao Paulo. We own approximately 64% of this land, with the remaining 36% leased from third parties, including other companies of the Votorantim group. The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles. The lease payments are equivalent to 30% of the market value of the wood produced on the property and are payable after each harvest.

     At March 31, 2002, we owned or leased approximately 150 different tracts of forests for cultivation, making our wood supplies relatively dispersed. Our forests are located an average of 210 kilometers from our pulp mills. In order to reduce the average distance from our forests to our mills, we did not renew the leases of forests which were relatively far from our mills and, instead, have purchased forests which are closer to our mills. Brazilian law requires that at least 20% of the land we own either remain uncultivated or planted with indigenous species of vegetation. Of the 160,000 hectares of land from which we obtain our wood supplies approximately 67% consists of planted eucalyptus forest, approximately 28% is reserved for preservation and the remainder is used for other activities.

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

     In 2001, we planted approximately 16,000 hectares of eucalyptus as part of our reforestation efforts. We grew approximately 25 million seedlings at our nurseries, all of which were planted in our forests. Forests used to supply the Luiz Antonio mill typically yield between 40 and 45 cubic meters of pulpwood per hectare per year, while forests supplying the Jacarei mill generally yield between 45 and 55 cubic meters of pulpwood per hectare per year. One of the most important factors with respect to yield is the climate of the forests. We believe that the state of Sao Paulo provides an excellent climate for growing eucalyptus trees, with ample amounts of both sun and rain. Eucalyptus trees grow to an average height of approximately 76 feet in seven years, at which time they are harvested.

     To develop our eucalyptus forests, we select seedlings after strict testing, which are denominated as clones and enter into the production process. We operate three nurseries for seedling production. We use both seeds and seedlings cloned from rooted cuttings, a method also known as "vegetative propagation," to carry out the planting of our eucalyptus trees. In 2001, approximately 95% of our planting activities were conducted through vegetative propagation, with the remaining 5% conducted using seeds. Vegetative propagation results in trees with wood fibers that are extremely homogeneous and permits the propagation of trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease, "self-pruning" trees with fewer branches, and significantly less bark per cubic meter. Greater tree standardization provided by cloning also allows for increased mechanization in tree felling and transportation, and makes it easier to adjust equipment and machinery to topographical conditions.


Jacarei Expansion

     The expansion of the Jacarei plant will increase the annual pulp production capacity at the Jacarei mill by approximately 530,000 tons for an estimated cost of approximately U.S.$550 million, which will increase our total pulp production capacity from 850,000 to 1.4 million metric tons per year. The new processes will use the existing production to create ECF, improve environmental performance of the mill, and reduce water consumption per ton. We expect that the additional pulp production will be sold primarily outside of Brazil.

     At March 31, 2002, we had invested U.S.$282 million in the Jacarei expansion, including U.S.$75.8 million we borrowed from BNDES. We expect to spend another U.S.$268 million to complete this project, which we intend to finance from internal sources. The Jacarei expansion should be completed by January 2003. The project involves the construction of a new woodyard, which was completed in 2001, and the following, all of which are to be completed in 2002:

o  improvement of the cooking and washing process;

o  installation of a new fiber line;

o  installation of a new pulp drier;

o  installation of a new liquor recovery system (including a new boiler); and

o  addition of a new effluent treatment system.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under "Item 3A -- Key Information -- Selected Financial Data." This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in "Item 3D -- Key Information -- Risk Factors" and the matters set forth in this annual report generally.

Overview

     We produce pulp and paper products in Brazil, including printing and writing papers (coated and uncoated, wood-free and wood-containing), and specialty papers.

     Pulp--We produce bleached eucalyptus pulp, part of which we sell domestically and internationally, and the remainder of which we use for our paper business.

     Paper--We produce paper for the domestic and international markets. As part of our strategy for paper products, we have continued to increase the proportion of our production of value-added products, such as coated, thermal and carbonless and other specialty papers, and to increase our market share of these value-added paper products in the domestic market. The percentage of our net sales of these value-added products in relation to our total net sales for paper was 46% in 1999 and 2000, and 47% in 2001. We have increased production of coated paper to expand our domestic market share, as imports have been less competitive since the 1999 devaluation of the real. Our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume decreased to 20% in 2000 from 27% in 1999, and increased to 23% in 2001 because we took advantage of the opportunity to sell a greater volume of our paper at higher prices in the international market due to the devaluation of the real, and also because of the weaker demand in the domestic market due to lower consumption in Brazil.

     We have sought to increase the proportion of our production of value-added paper products, which have higher margins, using various strategies: (i) in the domestic market, we increased the proportion of our product mix devoted to coated, chemical and specialty papers, focusing on specific segments of the market; and (ii) in the export market, we increased sales of uncoated papers, especially cut-size, which became more competitive in price due to the devaluation of the real. We have also increased our sales volume of pulp in the export market in order to capitalize on the lower costs of producing pulp in Brazil. After the completion of the Jacarei expansion, we expect to benefit from lower costs, resulting from economies of scale with higher pulp production and from our low transportation costs relative to other producers, and because fixed costs will not increase at the same rate as sales volumes. See "Item 4B--Information on VCP--Business Overview--Our Business Strategy." We have also responded to the increased demand in the international market by increasing our U.S. dollar denominated pulp exports. These U.S. dollar sales also serve as a partial natural hedge against possible unfavorable exchange rate variations for our cash flow purposes.

         The following table shows a breakdown of our total exports in 2001 in terms of volume per geographic location:
[GRAPHIC OMITTED]

                                 Pulp                        Paper
                            ------------                  ------------
                            Tons   % of Total          Tons    % of Total
                        --------   ----------      --------    ----------
North America             98,590        38.3%        49,802         37.6%
Latin America(1)              --          --         40,302         30.4(2)
Europe                    97,263        37.8         34,599         26.1
Asia/Africa               61,655        23.9          7,801          5.9
                          ------        ----          -----          ---

Total Exports            257,508       100.0%       132,504          100.0%

[GRAPHIC OMITTED]

(1)  Excluding Brazil.
(2) Approximately one-third of this amount was destined to Argentina. Losses arising from the Argentine economic crisis are not expected to exceed U.S.$0.2 million.

Prices

     All references to prices relate to average prices determined by dividing the corresponding net sales by the respective tonnage.

     Pulp -- Our pulp operations are affected by prevailing world market prices for pulp, the amount of pulp produced and sold worldwide, and the pulp requirements of our paper business. The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical and subject to significant fluctuations over relatively short periods of time. The price of pulp is impacted by the U.S. dollar, with domestic sales denominated in reais and export sales denominated in U.S. dollars. After reaching a peak in the middle of 1995, pulp prices began to fall, and continued to fall through the first quarter of 1999, due to a significant drop in demand for wood-free papers; however, pulp prices began to increase in the second quarter of 1999 and continued to increase until reaching a peak of around U.S.$700 per ton in the second half of 2000. In the third quarter of 2000, market pulp prices began to fall and continued to decline in 2001 due to a significant drop in demand and a slowdown of the U.S. economy. During the second half of 2001, market pulp prices were around U.S.$400 per ton. As prices declined, older pulp facilities in North America and Europe were decommissioned, which reduced world pulp supplies and inventory levels. In the fourth quarter of 2001, market pulp prices began to increase because industry-wide inventory declined resulting from the scheduling by several producers of production downtime in order to reduce growing inventory and maintain price levels. In the beginning of the first quarter of 2002, pulp prices stabilized due to an increase in inventory to 1.9 million tons in North America and Scandinavia at the end of January. In the second quarter of 2002, due to increased demand and relatively lower inventory, pulp prices began to increase and reached U.S.$450 per ton in the beginning of May. The average Free on Board, or FOB, price per ton for our export sales of bleached eucalyptus market pulp was U.S.$382 in 2001, U.S.$579 in 2000, and U.S.$413 in 1999. In the fourth quarter of 2001, FOB prices decreased to U.S.$329 per ton, and in the first quarter of 2002, pulp prices declined to U.S.$319 per ton due to decreased economic levels in the United States, Europe and Asia. Since then, the FOB price has been increasing for our exports of bleached eucalyptus.

     Paper -- Our paper operations are affected primarily by demand for paper in Brazil and by Brazilian economic conditions and, to a lesser extent, international paper prices. Although prices for uncoated printing and writing paper are generally linked to international prices, a high proportion of our sales of these products is comprised of cut-size paper, the price of which is not as heavily affected by international prices. In addition, we sell a major portion of our cut-size paper in the retail market, in which we can charge a higher price than in the commercial market. Our prices for value-added paper products are not directly affected by international prices due to freight and other variable costs. Total tariffs of 18% on imported coated paper products allows us to pursue a favorable pricing policy. Following the devaluation of the real in January 1999, we increased our domestic prices in reais in 1999, 2000 and 2001, partly in response to the increase in the prices for imported paper, which is priced in U.S. dollars.

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

Costs and Operating Expenses

     Our principal costs of production are incurred in reais and consist of raw materials (primarily wood and chemicals), labor and depreciation costs. Our business is capital intensive, and a portion of our costs is fixed. We seek to maintain high capacity utilization rates to benefit from economies of scale and production efficiencies resulting from the operation of large, efficient production facilities and machines. As a percentage of net sales, selling and marketing expenses were 9% in 2001, 8% in 2000, and 11% in 1999. We paid up to 5% of FOB price to export and shipping agents, which varies by geographic region and responsibilities. General and administrative expenses, as a percentage of net sales, increased to approximately 5% in 2001 from 4% in 2000, mainly as a result of the increase of external consulting expenses.

Financial Income

     We derive financial income from several sources, including interest on cash and cash equivalents and held-to-maturity investments. We have traditionally derived financial income from accessing low cost foreign-currency financing and investing the proceeds in higher-yielding Brazilian financial instruments. The unrealized gains from foreign currency and interest rate swap contracts are recorded on our balance sheet as receivables and on our income statement as "Foreign exchange losses, net." We enter into these arrangements to reduce our exposure resulting from a possible devaluation of the real in relation to the U.S. dollar, since a high proportion of our debt is denominated in U.S. dollars and the majority of our cash is generated in reais. See "--Brazilian Economic Environment" and "Item 5B--Liquidity and Capital Resources--Capital Expenditures."

Financial Expenses

     We incur financial expenses from several sources, including short-term debt and long-term debt. We principally seek long-term financing to fund our projects which are generally of a long-term nature. Short-term debt is primarily comprised of U.S. dollar-denominated working capital from commercial banks and short-term secured loans. Long-term debt consists of both U.S. dollar- and real-denominated debt. We derive profits from the arbitrage when we borrowed funds in U.S. dollar-denominated liabilities and invested amounts in real-denominated assets despite the hedging costs involved. We provide no assurance that such favorable results will be earned in the future or that we will continue with these arbitrage transactions. See "Item 5B--Liquidity and Capital Resources."

Discussion of Critical Accounting Policies

     Critical accounting policies are those that are important both to the portrayal of our financial condition and results and that require our management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

o    revenue recognition and accounts receivable;

o    goodwill, intangible assets and amortization;

o    forest development costs and impairment tests;

o    deferred taxes; and

o    tax contingencies.

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

     Allowance for DoubtfulAaccounts

     The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses; no adjustment is made to net sales revenue. Our accounting policy for establishing the allowance for doubtful accounts reserve is summarized as follows: all overdue invoices over R$100,000 (equivalent to U.S.$43,000 at the March 31, 2002 exchange rate) are individually analyzed by our accounting department, in connection with the legal, collection and credit

o departments, in order to measure the amount of the probable expected losses, and, consequently, to determine the allowance for doubtful accounts to be recorded; and

o overdue invoices of less than R$100,000 are reviewed by our collection and credit department in order to identify probable losses to be recorded based on our knowledge of the customer's credit history and current situation.

Goodwill, Intangible Assets and Amortization

     We acquired 28.0% of the voting capital and 12.35% of the total capital of Aracruz on November 1, 2001, for approximately U.S.$370 million, generating an excess of the cost of our investment in Aracruz on our portion of the underlying fair value of the net assets (excluding any possible adjustments for fair value of property, plant and equipment and intangible assets) amounted to U.S.$155 million of goodwill. Financial Accounting Standards Board

Statement, or SFAS, No. 142, "Goodwill and Other Intangible Assets," was applied in connection with our acquisition, and no amortization of the goodwill generated as a result of this acquisition has been recorded.

     SFAS No. 142 establishes the reporting unit concept for impairment testing purposes. Once a purchase transaction is consummated, all assets and liabilities of the acquired company--including goodwill--are allocated to one or more reporting units. No goodwill remains at the enterprise-level for this purpose. Goodwill is then tested for impairment based upon the fair value of the company's reporting units.

     While neither goodwill nor indefinite-lived intangible assets are amortized, they are treated differently for annual impairment testing purposes. Goodwill is tested for impairment at the reporting unit level and indefinite-lived intangibles are tested for impairment individually, based upon any excess of on asset's book value over its fair value.

     In accordance with SFAS No. 142, as from January 1, 2002, we annually assess the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicated that the carrying value may not be recoverable. Factors which could trigger an impairment review include, but are not limited to, the following:

o significant under-performance relative to expected historical or projected future operating results of entities acquired;

o significant changes in the manner in which we use the acquired assets or the strategy for our overall business or use of trade names; or

o    significant negative industry or economic trends.

     When we determine that the carrying value of intangibles, long-lived assets and related goodwill may not be recoverable based upon verification of one or more of the indicators of impairment listed above, we then measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Forest Development Costs and Impairment Tests

     Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and ongoing maintenance costs are capitalized as incurred. Until December 31, 2000, forests were normally harvested three times over a twenty-one year period, and we amortized 60% of accumulated costs at the time of the first harvest, 26% of accumulated costs through the second harvest plus 65% of costs incurred since the first harvest, and the remaining costs at the time of the third harvest. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning on January 1, 2001, for new project areas, we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest. Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a straight-line basis over five years.

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

Deferred Taxes

     We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate. Due to our enrollment in the REFIS program (Programa de Recuperacao Fiscal), a Brazilian tax recovery program, we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pre-tax income. For 2002 and 2001, we have elected to calculate and pay our income taxes based on the provisions of REFIS.

Tax Contingencies

     We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes which we do not believe are due. As discussed in note 11 to our audited financial statements at and for the year ended December 31, 2001, we have accrued our estimate of the costs for the resolution of these claims when we consider loss of our claim to be probable. The tax contingencies relate primarily to value-added sales and excise taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

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

     The table below shows the Brazilian general price inflation (according to the IGP-DI), devaluation of the real against the U.S. dollar and the period-end exchange rate and average exchange rates for the periods shown:

[GRAPHIC OMITTED]

                                                                 Year ended                   Three months
                                                                December 31,                 ended March 31,
                                                            1998       1999   2000     2001    2001      2002

Inflation (IGP-DI)                                            2%        20%    10%      10%      2%      0.5%
Devaluation of the real(1) vs. U.S. dollar                    8%        48%     9       18%     11%      0.1%
Year/period-end exchange rate--U.S.$1.00(1)               R$1.21     R$1.79 R$1.96   R$2.32  R$2.16    R$2.32
Average (daily) exchange rate(2)--U.S.$1.00               R$1.16     R$1.81 R$1.83   R$2.35  R$2.02    R$2.38


(1)  The real/U.S. dollar exchange rate at July 10, 2002 was 2.8541.
(2) The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.

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

     Based on transactions and balances as at and for the year ended December 31, 2001, various indicators are as follows: 43% of our cash and held-to-maturity investments balances were in reais; generally our sales prices do not react immediately to a change in exchange rates; approximately 68% of our sales were determined in reais; as discussed under "Item 11--Qualitative and Quantitative Disclosure About Market Risk," approximately 95% (estimated) of our cost of sales and 75% (estimated) of our operating expenses were incurred in reais.

     Although we present our financial statements in U.S. dollars, our functional currency is the real. Before 1998, we were required under SFAS No. 52 to use the U.S. dollar as our functional currency because of the highly inflationary conditions in the Brazilian economy. Based on guidelines accepted by the U.S. Securities and Exchange Commission, or the Commission, we concluded that, as of January 1, 1998, the Brazilian economy was no longer highly inflationary because the increase in the general price index had been less than 100% over the previous three years. Accordingly, beginning in 1998, we changed our functional currency to the real because, in accordance with SFAS No. 52, a company operating in an environment that is not highly inflationary is obligated to use the currency of its operating environment as its functional currency. Since we adopted the real as our functional currency in 1998, the devaluation has had the following additional effects on our results of operations:

o the translation effects of our U.S. dollar transactions (cash, cash equivalents, held-to-maturity investments, loans and the unrealized gains and losses from foreign currency and interest rate swap contracts, among others) are recorded in our statements of income. These effects were not previously recorded when we measured our results of operations using the U.S. dollar as our functional currency. In our 1999 statement of income, we recorded a U.S.$69 million net foreign exchange loss. In 2000, we recorded a U.S.$14 million net foreign exchange loss. In 2001, we recorded a U.S.$8 million net foreign exchange loss.

o our non-monetary assets, primarily inventories and property, plant and equipment, are no longer translated upon acquisition using historical U.S. dollar rates and fixed in U.S. dollars. Therefore, any depreciation of the real against the U.S. dollar will be reflected as a charge directly to shareholders' equity, including the decrease in book value of property, plant and equipment in reais when translated to U.S. dollars. These currency translation effects are beyond our management's control. Accordingly, in our statement of changes in shareholders' equity for 1999, we recorded a U.S.$438 million charge directly to shareholders' equity, without affecting net income, to reflect the devaluation of the real against the U.S. dollar of approximately 48%. In 2000, we recorded the same effect in the amount of U.S.$107 million to reflect the 9% devaluation of the real against the U.S. dollar. In 2001, we recorded this effect in the amount of U.S.$179 million to reflect the 18% devaluation of the real against the U.S. dollar.

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

     The devaluation of the real in 2000 and 2001 had the following favorable effects, among others, on our financial condition and results of operations when expressed in reais:

o The 9% devaluation of the real during 2000 increased the sales proceeds of our export products, when measured in reais, although without a corresponding increase in U.S. dollar sales revenue. This effect is partially reflected in our improved net cash flow from operating activities that increased from U.S.$205 million in 1999 to U.S.$381 million in 2000. Of our total export revenues, 40% are U.S. dollar-denominated.

o The 18% devaluation of the real during 2001 increased the sales proceeds of our export products, when measured in reais, although without a corresponding increase in U.S. dollar sales revenue. This effect is reflected in our cash flow from operating activities of U.S.$234 million, although it was partially offset by the reduction of international prices of pulp and paper.

o Our exports, which represented 31% of our total net revenues in 2000 and 32% in 2001, have enjoyed higher margins following the devaluation of the real, because exports are U.S. dollar-denominated while our costs are in reais, which has increased our ability to adopt an aggressive competitive strategy in the international markets in the event we increase production capacity.


o Because the price of pulp in Brazil traditionally has followed the international price of pulp in U.S. dollars, the price in reais increases for sales to the domestic market when the real devaluates against the U.S. dollar, generating additional revenues. However, this additional revenue in reais also generated additional revenue when reported in U.S. dollars.

o Increases in prices of supplied products and services did not have a significant impact on our costs and operating expenses during 2000 and 2001. As our costs and operating expenses are generally in reais, the devaluation had the effect of decreasing these costs when reported in U.S. dollars.

o As the devaluation of the real increased the price of imported paper products in reais, we increased our competitiveness in the domestic market, mainly for coated paper.

     The devaluation of the real impacts the amount of dividends or interest on equity available for distribution to our shareholders when measured in U.S. dollars. Amounts of dividends or interest on equity reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under the Brazilian corporate law will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses, which are included in the results of operations determined under accounting principles set forth under the Brazilian corporate law and which affect the amount of unappropriated earnings available for distribution. In 2001, on a consolidated basis, we and our subsidiaries recorded under accounting principles set forth under the Brazilian corporate law foreign exchange losses (including gains from foreign currency swaps) of R$12 million (equivalent to U.S.$5 million) compared to R$21 million (equivalent to U.S.$11 million) in 2000 and R$116 million (equivalent to U.S.$64 million) in 1999.

     We have entered into financial instruments to mitigate the effects of foreign exchange variations on our U.S. dollar-denominated debt. We believe entering into these financial instruments partially protected our net assets from the 1999 devaluation of the real. Although our U.S. dollar-denominated debt totaled U.S.$753 million at December 31, 1998, we recorded a net foreign exchange loss of only U.S.$69 million in 1999 while the real devalued by 48%. We entered into foreign currency and interest rate swap contracts to offset losses generated by our dollar loans. These contracts have protected us from the significant losses which would otherwise have been charged to income at the time of the devaluation. Although 89% of our debt at December 31, 2000 was U.S. dollar-denominated, the sales proceeds from our exports provide us with a partial natural hedge in terms of our cash flows against possible unfavorable exchange variations. The higher level of U.S. dollar-denominated debt when expressed in reais will generate a higher level of interest expense in reais. In July 1999, we modified our treasury policy in order to decrease our exposure to the U.S. dollar. This policy resulted in a foreign currency exposure position in which our U.S. dollar-denominated assets and the unrealized gains from foreign currency and interest rate swap contracts, denominated in U.S. dollars, exceed our U.S. dollar liabilities by approximately U.S.$61 million as at December 31, 1999. See "Item 5B--Liquidity and Capital Resources--Capital Expenditures--Financial Strategy." We recorded a net foreign exchange loss of only U.S.$8 million in 2001 while the real devalued by 18%.

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

A.       Operating Results

Results of Operations

     The following table sets forth certain items derived from our statements of income for the years indicated:



                                                        Year ended December 31,
                                                --------------------------------
(U.S.$ in millions)                                    1999      2000       2001
--------------------------------------------------------------------------------
Net sales                                          U.S.$588  U.S.$774   U.S.$654
Cost of sales                                           322       371        344

      Gross profit                                      266       403        310
Selling and marketing expenses                           62        58         56
General and administrative expenses                      27        33         32
Other operating (expenses) income, net                   (1)        2        (5)

      Operating profit                             U.S.$176  U.S.$314   U.S.$217


     The following table sets forth certain items derived from our statements of income as a percentage of net sales for the years indicated (certain totals may not sum due to rounding):


                                                        Year ended December 31,
                                                       1999      2000       2001
--------------------------------------------------------------------------------
Net sales                                              100%      100%       100%
Cost of sales                                            55        48         53

      Gross margin                                       45        52         47
Selling and marketing expenses                           11         8          9
General and administrative expenses                       5         4          5

      Operating profit                                   30        40         33
Financial income                                         18        13         11
Financial expenses                                       16        10          6
Foreign exchange (losses) gains, net                    (12)       (1)       (1)
Gain on sale of investee                                  2        --         --
Income tax expenses                                       6        10          9
Cumulative effect of accounting change,
   net of tax                                            --        --          1

      Net income                                        17%       32%        29%

     The following table sets forth information about our pulp and paper sales for the years indicated:


                                                       Year ended December 31,
                                                  -----------------------------
                                                       1999      2000       2001
--------------------------------------------------------------------------------
Pulp:
Volumes (in metric tons)
   Domestic                                              84       100         85
   Export                                               232       240        258
                                                        ---       ---        ---

         Total                                          316       340        343
Average prices (U.S.$ per ton)(1)
   Domestic                                        U.S.$452  U.S.$600   U.S.$428
   Export                                               440       613        415
Net sales (in millions of U.S.$)
   Domestic                                        U.S.$ 37  U.S.$ 60   U.S.$ 36
   Export                                               103       147        107
                                                        ---       ---        ---

         Total                                     U.S.$140  U.S.$207   U.S.$143

Paper:
Volumes (in metric tons)
   Domestic
      Printing and writing                              299       337        356
      Thermal and carbonless coated                      43        49         52
      Other specialty paper                              28        38         28
   Export
      Printing and writing                              137       105        132
      Thermal and carbonless coated                      --        --          1
                                                       ----       ---        ---

         Total                                          507       529        569
Average prices (U.S.$ per ton)(1)
   Domestic                                        U.S.$959 U.S.$1,12   U.S.$931
   Export                                               685       857        783
Net sales (in millions of U.S.$)
   Domestic                                        U.S.$355  U.S.$477   U.S.$407
   Export                                                93        90        104
                                                       ---         ---       ---
         Total                                     U.S.$448  U.S.$567   U.S.$511

Combined:
Net sales (in millions of U.S.$)
   Domestic                                        U.S.$392  U.S.$537   U.S.$443
    Export                                              196       237        211
                                                        ---       ---        ---
         Total                                     U.S.$588  U.S.$774   U.S.$654

(1) Determined by dividing the corresponding net sales under U.S. GAAP by respective tonnage.


 Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Introduction

     After the first quarter of 2001, Brazil's projections were adversely impacted by the unfavorable global environment and marked by uncertainty resulting from the economic slowdown in the major international markets in the aftermath of the September 11 terrorist attacks, and regionally due to the Brazilian energy crisis and the ongoing Argentine crisis. This environment and the high level of inventories affected the pulp market, with the international price of pulp decreasing by 40% during the first half of the year and remaining at those levels during the first quarter of 2002. Domestically, we also faced the unexpected energy rationing program which, together with the reduced GDP growth, created instability in the exchange rate market and overall macroeconomic conditions, an 18% devaluation of the real and a reduction in domestic paper consumption.

Net Sales

     Our ability to capitalize on competitive advantages and to optimize the market allocation of our products during adverse market conditions led to an increase in our sales volume in all quarters of the year when compared to the same quarters of 2000. However, net revenue decreased by 16% in 2001 to U.S.$654 million from U.S.$774 million in 2000 mainly as a result of lower prices in U.S. dollars--mainly due to a 19% decrease in international pulp prices and to the devaluation of the real against the U.S. dollar, partially offset by a 5% increase in the volume of sales. Approximately 68% of our sales volume was in the domestic market. Of our revenues, 78% related to sales of paper and 22% related to sales of pulp compared to 73% and 27%, respectively, in 2000.

     Pulp. In the pulp business we concentrated on exports, where a favorable exchange rate partially compensated for declining prices. Net sales attributable to pulp decreased by 31% to U.S.$143 million in 2001 from U.S.$207 million in 2000. This decrease was mainly due to a 31% decrease in the average prices of pulp, which resulted from very high international inventories due to the weak demand by European, American and Asian paper producers. Pulp exports constituted 75% of both revenues and sales volume in 2001, compared to 71% in 2000.

     In the domestic market, net sales decreased by 39% due to a decrease in sales volume and in average prices. We reduced sales in the domestic market and increased our export volumes in order to take advantage of the favorable international prices. In the domestic market, pulp sales volume as a percentage of total sales of market pulp decreased to 25% in 2001 from 29% in 2000.

     Paper. Export volumes increased by 26%, primarily due to uncoated paper exports, and domestic sales volume increased by 3%, primarily due to increased sales of value-added products like coated paper (art paper). Net sales attributable to paper decreased by 10% to U.S.$511 million from U.S.$567 million in 2000 mainly due to a 16% decrease in average prices partially offset by an 8% growth in total sales volumes. The domestic market accounted for 80% of paper revenues in 2001, compared to 84% in 2000. The higher growth of the export market revenues which represented a 16% increase in revenues in our paper exports resulted from the reallocation of our sales to the global market in response to the slowdown of the Brazilian economy and to the devaluation of the real against the U.S. dollar, which increased the competitiveness of our products in the international markets.

     The decrease in domestic revenues was mainly due to a sharp decline in revenues from uncoated paper, resulting from a 19% decrease in U.S. dollar prices as compared to 2000 sales volumes, primarily due to the devaluation of the real. This reduction was partially offset by a 30% increase in sales volume of the printing and writing coated (art paper) paper segment, due to a 19% decrease in average domestic prices, primarily due to the devaluation of the real.

Cost of Sales

     Cost of sales decreased by 7% to U.S.$344 million in 2001 from U.S.$371 million in 2000. The decrease was attributable to the devaluation of the real, because most of our costs are in reais and not linked to the U.S. dollar. This decrease was partially offset by: (i) an increase in the volume of sales; (ii) the 7.5% wage increase under our collective bargaining agreements negotiated in October 2000; (iii) the enhancement of the mix of products sold, with a higher growth for paper relative to pulp and for coated and chemical papers relative to uncoated papers; (iv) the additional costs of some U.S. dollar-denominated raw materials also due to the devaluation of the real; and (v) the increase in variable costs such as fuel and electric power in manufacturing.

     Despite the decrease in U.S. dollars of our costs, our gross margin decreased to 47% in 2001 from 52% in 2000, reflecting a proportionally larger decline in gross profits due to lower average sales prices.

Selling and Marketing Expenses

     Selling and marketing expenses decreased by 3% to U.S.$56 million in 2001 from U.S.$58 million in 2000 mainly due to the devaluation of the real, since most of our selling expenses are in reais and not linked to the U.S. dollar. This decrease was partially offset by the increase in volume of products sold, especially those sold to the export market, where the related freight and other export expenses are denominated in U.S. dollars.

General and Administrative Expenses

     General and administrative expenses decreased by 3% to U.S.$32 million in 2001 from U.S.$33 million in 2000, mainly due to the devaluation of the real, since most of our general and administrative expenses are in reais and not linked to the U.S. dollar. This decrease was partially offset by an increase of U.S.$2.6 million in consulting fees and other projects, and a 7.5% wage increase under our new collective bargaining agreements.

Operating Profit

     Operating profit decreased by 31% to U.S.$217 million from U.S.$314 million in 2000. The decrease was primarily due to the decrease in average sale prices in U.S. dollars.

     The market value of pulp recorded in our paper operations in 2001 was U.S.$183 million, compared to U.S.$228 million in 2000. Valuing these transactions at market value, our pulp operating profit would have decreased 46% to U.S.$128 million in 2001 from U.S.$238 million in 2000, and our paper operating profit would have increased 17% to U.S.$89 million in 2001 from U.S.$76 million in 2000.

     The decrease in pulp operating profit was primarily due to the strong decline in pulp sale prices. The increase in paper operating profit was primarily due to the enhancement of the product mix in the domestic market, the cost reduction and the increase in volumes, especially in the export markets, improving margins due to strong revenues in foreign currency.

Financial Income

     Financial income decreased by 24% to U.S.$71 million in 2001 from U.S.$94 million in 2000. The decrease was primarily due to a decrease in average invested amounts in reais attributed to the repayment of loans throughout the year.

     We take advantage of arbitrage opportunities between interest rates on U.S. dollar-denominated borrowings (principally export credits) and local interest rates on real-denominated investments. The amount we earn from these activities is recorded as financial income. These opportunities may not continue to exist in the future.

Financial Expenses

     Financial expenses decreased by 40% to U.S.$39 million in 2001 from U.S.$65 million in 2000 due mainly to the reduction in our average outstanding debt by U.S.$82 million to U.S.$569 million from U.S.$651 million and to a decline in prevailing interest rates. Our average interest rate payable was 5.9% in 2001 compared to 8.6% in 2000.

Foreign Exchange Losses

     Foreign exchange losses decreased by 43% to U.S.$8 million in 2001 from U.S.$14 million in 2000 primarily due to our lower exposure to foreign currency despite the 18% devaluation of the real. Since we adopted the real as our functional currency in 1998, any gains or losses recorded on foreign currency transactions are translated to U.S. dollars in our income statements. These transactions consist mainly of U.S. dollar-denominated debt or gains from foreign currency and interest rate swap contracts.

Income Tax Expense

     Income tax expense decreased by 26% to U.S.$59 million in 2001 from U.S.$80 million in 2000. Our effective tax rate in 2001 remained practically stable at 24% as a result of our participation in the REFIS program.

Cumulative Effect of Accounting Change, Net of Tax

     As of January 1, 2001, we adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) which was issued in June 1998 and its amendments, Statement 137, "Accounting for Derivative Instruments and Hedging Activities/Deferral of the Effective Date" of FASB Statement No. 133 and 138, "Accounting for Derivative Instruments and Certain Hedging Activities" issued in June 1999 and June 2000, respectively (collectively referred to as SFAS 133).

     Under SFAS 133, we recognize our foreign currency and interest rate swap contracts on the balance sheet at fair value and adjustments to fair value are charged to income. Prior to adopting SFAS 133, we recognized our foreign currency and interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were charged to income. We accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of SFAS 133 resulted in a cumulative effect of accounting change of U.S.$10 million, net of applicable tax expense of U.S.$4 million, which resulted in a gain in our consolidated income statement for the year ended December 31, 2001.

     The table below sets forth the before and after cumulative effect of the accounting change resulting from the adoption of SFAS 133 in the calculation of basic earnings per share:

[GRAPHIC OMITTED]

                                                             Year Ended December 31, 2001
                                            -------------------------------------------------------------
                                            Before cumulative effect   Cumulative effect of
                                                of accounting change      accounting change    Net Income
                                                --------------------      -----------------    ----------
Per share data:
Basic earnings per 500 shares (in U.S.$):
Preferred                                                       2.51                   0.14          2.65
Common                                                          2.28                   0.13          2.41
Basic earnings per 1,000 shares (in U.S.$):
Preferred                                                       5.03                   0.28          5.31
Common                                                          4.57                   0.26          4.83

------------------------------------------------------------------------------------------------------------------------------------

Net Income

     As a result of the foregoing, net income decreased by 23% to U.S.$192 million in 2001 compared to U.S.$249 million in 2000.

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

Net Sales

     Combined pulp and paper. Net sales increased by 32% to U.S.$774 million in 2000 from U.S.$588 million in 1999. The increase was primarily due to a 24% increase in average prices and a 6% increase in the volume of sales. Approximately 69% of our sales volume was in the domestic market. Of our revenues, 73% related to sales of paper and 27% related to sales of pulp compared with 76% and 24%, respectively, in 1999.

     Pulp. Net sales attributable to pulp increased by 48% to U.S.$207 million in 2000 from U.S.$140 million in 1999. This increase was mainly due to an 8% increase in sales volume and to a 36% increase in average prices which resulted from a recovery of international prices due to an increase in demand from non-integrated tissue paper producers and from European and American printing and writing producers. Pulp exports represented 71% of revenues and sales volume in 2000, compared to 73% in 1999.

     In the domestic market, net sales increased by 62% due to an increase in sales volume and in average prices. This domestic increase in volume and price was mainly due to an increase in the number of domestic customers. In the domestic market, pulp sales volume as a percentage of total sales of market pulp increased to 29% in 2000 from 27% in 1999.

     Paper. Net sales attributable to paper increased by 27% to U.S.$567 million in 2000 from U.S.$448 million in 1999 mainly due to a 21% increase in average prices and a 5% growth in sales volume. The domestic market represented 84% of paper revenues in 2000, compared to 79% in 1999. The 34% growth in domestic market revenues relative to the 1% decline on the export market revenues can be explained by the increase in the domestic sales reflected in all segments of the domestic market for our paper due to (i) the 48% increase in revenue of the printing and writing coated (art paper) paper segment; (ii) the 55% increase in net sales from the printing and writing paper segment; and (iii) the 30% increase in net sales in the cut-size paper segment.

     The decline in revenues in our paper exports was a result of our strategy of reallocation of sales to the domestic market to respond to the increased activity in the Brazilian economy, which presented higher margins and a better mix of products.

Cost of Sales

     Cost of sales increased by 15% to U.S.$371 million in 2000 from U.S.$322 million in 1999. The increase was attributable to (i) an increase in sales volume; (ii) the impact of a 6% wage increase under our collective bargaining agreements negotiated in October 1999; (iii) the additional transportation costs due to an approximately 45% increase in distance from 145 km to 210 km between the forests where we are temporarily harvesting wood and our mills which increased the average cost of wood at our mills; and (iv) the increase in variable production costs such as fuel and electric power.

     Despite the increase in costs, our gross margin for 2000 increased to 52% compared to 45% in 1999, reflecting a proportionally larger increase in gross profits due to an increase in net sales.

Selling and Marketing Expenses

     Selling and marketing expenses decreased by 7% to U.S.$58 million in 2000 from U.S.$62 million in 1999. The decrease was mainly due to a provision of U.S.$5 million for doubtful accounts which was recorded in 1999.

General and Administrative Expenses

     General and administrative expenses increased by 22% to U.S.$33 million in 2000 from U.S.$27 million in 1999. This increase resulted primarily from (i) an increase of approximately U.S.$3 million in consulting fees related to the restructuring of our administrative infrastructure and expenses related to the maintenance of our IBM and SAP systems; (ii) a U.S.$1 million contribution related to our defined contribution pension plan, which we implemented in 2000; and (iii) a 6% wage increase under our collective bargaining agreements negotiated in October 1999.

Operating Profit

     Operating profit increased by 78% to U.S.$314 million in 2000 from U.S.$176 million in 1999. The increase was primarily due to an increase in average sale prices in U.S. dollars.

     The market value of pulp recorded in our operations in 2000 was U.S.$228 million compared to U.S.$176 million in 1999. Valuing these transactions at market value, our pulp operating profit would have increased by 68% to U.S.$238 million in 2000 from U.S.$142 million in 1999 and our paper operating profit would have increased by 124% to U.S.$76 million in 2000 from U.S.$34 million in 1999. The increase in pulp operating profit and in paper operating profit was primarily due to an increase in sale prices.

Financial Income

     Financial income decreased by 11% to U.S.$94 million in 2000 from U.S.$106 million in 1999. The decrease was primarily due to the decline in interest rates on investments to 17% in 2000 from 25% in 1999, which was partially offset by an increase in cash and cash equivalents which we invested.

Financial Expenses

     Financial expenses decreased by 30% to U.S.$65 million in 2000 from U.S.$93 million in 1999 mainly due to the reduction in our average outstanding debt by U.S.$112 million from U.S.$763 million to U.S.$651 million and an interest rate reduction. Our average interest expense was 8.6% in 2000 compared to 9.8% in 1999.

 Foreign Exchange Losses

     Foreign exchange losses decreased by 80% to U.S.$14 million in 2000 from U.S.$69 million in 1999 primarily due to the high devaluation of the real during 1999. Since we adopted the real as our functional currency in 1998, any gains or losses recorded on foreign currency are translated to U.S. dollars in our income statements. These transactions consist mainly of U.S. dollar-denominated debt or gains from foreign currency and interest rate swap contracts.

Gain on Sale of Investee

     We recorded a gain of U.S.$13 million in 1999 as a result of the sale of our interest in Industria de Papel de Salto Ltda. to Arjo Wiggins Participacoes e Comercio Ltda.

Income Tax Expense

     Income tax expense increased by 129% to U.S.$80 million from U.S.$35 million in 1999. The increase was primarily due to an increase of our pretax income. Our effective tax rate was 24% in 2000 compared to 26% in 1999.

Net Income

     As a result of the foregoing, net income increased by 152% to U.S.$249 million in 2000 compared to U.S.$99 million in 1999.

B.       Liquidity and Capital Resources

Liquidity


     Our principal sources of liquidity have historically consisted of cash generated from operations and short-term and long-term secured borrowings. We believe these sources will continue to be adequate to meet our currently anticipated use of funds, which include working capital, investment in capital expenditures and acquisitions, debt repayment and dividend payments.

     We have historically made investments in order to, among other things, increase our production and modernize our facilities. We also review acquisition and investment opportunities. We may fund these investments through internally generated funds, the issuance of debt or equity or a combination of these methods. Our current principal capital expenditure is the Jacarei expansion. See "Item 4A--Information on VCP--History and Development of VCP."

     As a result of our expenditures in connection with the Jacarei expansion, there was a decrease in cash and cash equivalents of U.S.$317 million in 2001 compared to a net increase of U.S.$313 million in 2000. At December 31, 2001, we had cash and cash equivalents of U.S.$172 million.

         At December 31, 2001, we had approximately U.S.$406 million (of a total in deposits and short-term investments of U.S.$536 million) in deposits and short-term investments with Banco Votorantim S.A., and U.S.$41 million in unrealized gains from foreign currency and interest rate swap contracts with Banco Votorantim S.A. See "Item 7B--Major Shareholders and Related Party Transactions--Related Party Transactions."

     At December 31, 2000, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$506 million, of which U.S.$27 million was denominated in U.S. dollars and the remaining in reais. At December 31, 2001, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$259 million, of which U.S.$52 million was denominated in U.S. dollars and the remainder in reais.

     At December 31, 2001 our balance sheet presents negative working capital of U.S.$(76) million. We do not expect to have any difficulty in meeting our short-term obligations.

     The following table summarizes our significant contractual obligations and commitments that impact our liquidity at March 31, 2002:




Contractual Obligations(2)(3)                        Up to 1 year  2-3 Years   After 3 Years     Total
-----------------------------                        ------------  ---------   -------------     -----

(payments due by period)                                         (U.S. dollars in millions)
Long-term debt, including current portion                U.S.$388   U.S.$438        U.S.$178 U.S.$1,004
Pension plan obligations(1)                                     1          2               8         11
Total contractual cash obligations                            389        440             186      1,015


[GRAPHIC OMITTED]

(1 Amounts estimated for a 10-year period.
(2 At December 31, 2001, commitments for capital expenditures amounted to approximately U.S.$305 million.
(3 We also have take or pay contractual obligations which are not expected to exceed U.S.$30 million per year.

Sources of Funds

     Operating activities provided net cash flows of U.S.$234 million in 2001, compared to U.S.$381 million in 2000 and U.S.$205 million in 1999.

     Financing activities (before distributions to shareholders), which include short-term and long-term secured and unsecured borrowings and debt repayments, generated net cash flows of U.S.$562 million in 2001, compared to using cash flows of U.S.$120 million in 2000 and U.S.$174 million in 1999.

     At December 31, 2001, our debt was U.S.$1,042 million (of which U.S.$458 million had short-term maturities) representing an increase of U.S.$513 million over the debt recorded at December 31, 2000. The long-term position amounted to 56% at December 31, 2001 compared to 68% in 2000. Approximately 91% of the debt was denominated in foreign currencies. At December 31, 2001, we had net debt of U.S.$465 million compared to net cash of U.S.$22 million at December 31, 2000, due to very large amounts invested in the Jacarei expansion and to our investment in Aracruz. In 2001, we continued our policy of mitigating the effect of foreign exchange variations on our U.S. dollar liabilities. This risk management policy does not take account of the natural hedge provided by our exports. On December 31, 2001, our net exposure was U.S.$(7) million, which means that our assets in foreign currency were higher than our liabilities.

Uses of Funds

     Investing activities before proceeds of U.S.$2 million in 2001, U.S.$5 million in 2000 and U.S.$8 million in 1999 from a total of investments, including acquisitions and the Jacarei expansion and other capital expenditures, consumed net cash flows of U.S.$1,004 million, compared to providing U.S.$96 million in 2000 and consuming net cash flows of U.S.$53 million in 1999.

     Our significant uses of cash in financing activities included the repayment of debt, which consumed U.S.$238 million in 2001, U.S.$329 million in 2000 and U.S.$287 million in 1999.

Debt

     At December 31, 2001, our total debt was U.S.$1,042 million, consisting of U.S.$458 million in short-term debt and U.S.$584 million in long-term debt. Our total debt at December 31, 2001 increased by U.S.$513 million from total debt of U.S.$529 million at December 31, 2000.

     Most of our borrowings are related to our export sales, which have a lower interest rate. For our expansion projects we use long-term financing in reais from BNDES, from which we have already received R$141 million as of December 31, 2001.

     In October 2001, Newark Financial Inc., or Newark, a wholly-owned subsidiary of VCP Exportadora e Participacoes S.A., or VCP Exportadora, our wholly owned subsidiary, received a bridge financing for U.S.$370 million to finance the acquisition of our stake in Aracruz.

     On May 23, 2002, VCP Trading N.V., or VCP Trading, and VCP North America Inc., or VCP North America, two wholly owned subsidiaries of Newark, entered into a U.S.$380 million credit agreement with ABN Amro Bank N.V., as administrative agent, The Bank of New York, as collateral agent, and a syndicate of banks. All of the proceeds from the credit agreement were advanced to Newark (U.S.$304 million by VCP Trading and U.S.$76 million by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VCP Exportadora and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading or VCP North America with its respective customers for the sales of certain products.

     As a guarantor under the credit agreement, we are subject to a number of material covenants including, among others:

o    limitations on our ability to incur debt;

o    limitations on the existence of liens on our properties;

o limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and

o    maintenance of certain financial ratios.

     We are in the process of negotiating an export credit advance related to pre-export financing in the amount of U.S.$1 billion. We cannot assure you that we will obtain this financing.

     In December 1996, Voto-Votorantim Overseas Trading Operation N.V., a special purpose unconsolidated company owned 50% by us and 50% by S.A. Industrias Votorantim, also a member of the Votorantim group, known as Voto-Votorantim, received bridge financing from ING Barings for U.S.$300 million. Of this amount, U.S.$150 million was advanced to us by Voto-Votorantim at that time. In June 1997, Voto-Votorantim issued U.S.$400 million 8.5% notes due 2005, which are jointly and severally guaranteed by us, S.A. Industrias Votorantim and Cimento Rio Branco, members of the Votorantim group. The bridge loan was paid in full with the proceeds of the U.S.$400 million Voto-Votorantim notes, and an additional U.S.$50 million was transferred to us. On the total U.S.$200 million intercompany loan, Voto-Votorantim charges us an interest rate identical to the one it pays to the holders of the Voto-Votorantim notes. Under the Voto-Votorantim notes indenture, each holder of the Voto-Votorantim notes may upon notice require Voto-Votorantim to repurchase, in whole or in part, the notes on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest and Voto-Votorantim may upon notice repurchase the Voto-Votorantim notes from the holders, in whole but not in part, on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued interest. In either case, Voto-Votorantim may procure any other person to purchase the Voto-Votorantim notes that are subject to its repurchase. On May 10, 2002, Voto-Votorantim gave notice to the trustee, exercising its call option and indicating that the Voto-Votorantim notes will be purchased by another person and will remain outstanding.

     As a guarantor of the Voto-Votorantim notes, we are subject to a number of material covenants including:

o    limitations on the existence of liens on our properties;

o limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and

o maintenance of net indebtedness (as defined in the indenture governing the notes) not to exceed five times EBITDA (as defined in the indenture and measured under accounting principles set forth in the Brazilian corporate law) over the past two semesters.

     We act as guarantor, together with other members of the Votorantim group, under a U.S.$150 million export finance agreement between VCP Exportadora and Votorantrade N.V., dated October 29, 2001.

     In 1993, we obtained a U.S.$24 million loan from the International Finance Corporation, or IFC, U.S.$4 million of which was convertible into preferred shares at the IFC's option. In April 2002, the remaining outstanding amount was paid on this loan, and no portion of this loan was converted into VCP shares.

     Our long-term debt also consists of export credits and import credits with a number of financial institutions. The lines of credit with respect to export credits generally mature within 24 to 60 months. Upon shipment, the export credits are associated with that specific, identifiable shipment. The export credits are repaid with the proceeds of the export receipts from the specific shipment. At December 31, 2001, the outstanding amount of export credits was U.S.$296 million. The export credits bear annual interest of Libor plus 1.4%, for an effective rate of 3.3% at December 31, 2001. At December 31, 2001, the outstanding amount of import credits was U.S.$18 million. The import credits bear annual interest of Libor plus 0.7%, for an effective rate of 2.7% at December 31, 2001. The export credits bear annual interest of Libor plus 1.4%, for an effective rate of 3.3% at December 31, 2001. At December 31, 2001, the outstanding amount of import credits was U.S.$18 million. The import credits bear annual interest of Libor plus 0.7%, for an effective rate of 2.7% at December 31, 2001.

     BNDES, the parent of BNDESPAR, one of our principal shareholders, has been an important source of debt financing. At December 31, 2001, the BNDES loans amounted to U.S.$94 million, of which U.S.$56 million related to the Jacarei expansion, and were denominated in reais. The BNDES loans are secured by liens on land, property (including the Jacarei mill) and equipment, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3.0% per annum on the principal amount and are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor or the weighted average of the funding costs incurred by BNDES abroad. For 2001, the TJLP average for the year was 10%. See note 10 to our consolidated financial statements.

     At December 31, 2001, the amount of maturities of our long-term debt (current and long-term portion) is as follows:


[GRAPHIC OMITTED]
Year                                                                 Maturities
------------------------------------------------------  ------------------------
                                                             (U.S.$ in millions)
2002(1)                                                                     389
2003                                                                        184
2004                                                                        237
2005                                                                         79
2006                                                                         56
Thereafter                                                                   28
                                                                        --------
   Total                                                                  $ 973

[GRAPHIC OMITTED]

(1) We have considered the maturity date of the U.S.$200 million intercompany loan from Voto-Votorantim to be June 27, 2002 because Voto-Votorantim will repurchase the Voto-Votorantim notes on that date, pursuant to the terms of the indenture under which the Voto-Votorantim notes were issued.

     At December 31, 2001, all of our short-term debt related to trade financing was secured. The outstanding amount of that short-term debt was U.S.$69 million at December 31, 2001, with a weighted average interest rate of 6.1% and U.S.$74 million at December 31, 2000, with a weighted average interest rate of 7.6%.

Capital Expenditures

     During 2001, we spent U.S.$679 million in capital expenditures, an increase of 443% over the U.S.$125 million invested in 2000 and 708% over the U.S.$84 million invested in 1999. Of this amount, U.S.$370 million was spent in the acquisition of 12.35% of the total capital of Aracruz, U.S.$206 million was spent in the construction of the Jacarei expansion, and the remaining U.S.$103 million was invested in the modernization of our plants, the implementation of our forest maintenance program and the updating of information technology. We expect to have U.S.$435 million of capital expenditures in 2002, primarily related to the Jacarei expansion. See "Item 4A--Information on VCP--History and Development of VCP--Capital Expenditures."

Commitments and Contingencies

     We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. See "Item 8A--Financial Information--Consolidated Statements and Other Financial Information--Legal Matters," note 11 to our annual audited consolidated financial statements and discussions on our critical accounting policies.

     The significant contractual obligations and commitments that impact our liquidity are short-term debt, long-term debt, take or pay, leases and capital expenditures.

     At December 31, 2001, we had made provisions in the amount of U.S.$12 million for civil, labor and tax legal proceedings in long-term liabilities. In connection with some of these legal proceedings, we also have made judicial escrow deposits (included in "Other assets--other" in our balance sheet) in the amount of U.S.$4 million in 2001.

     We are one of the guarantors, together with other companies of the Votorantim group, of the U.S.$400 million notes issued by Voto-Votorantim. At December 31, 2001, we had loans outstanding totaling U.S.$200 million that are guaranteed by other companies of the Votorantim group. For additional information on our commitments and contingencies, see "Item 7B--Major Shareholders and Related Party Transactions--Related Party Transactions" and
note 11 to our consolidated financial statements.

     We have not made any loans to any company of the Votorantim group since March 2000, and all of our loans were repaid at December 31, 2001. We do not intend to make these types of loans in the future. See note 13 to our consolidated financial statements.

     The following is a summary of the guarantees provided by us in favor of other companies of the Votorantim group:

[GRAPHIC OMITTED]

                                                                     Outstanding
                                                                       amount at
Primary Obligor                                     Purpose       March 31, 2002            Beneficiary
----------------------------------   ----------------------     ----------------     -------------------
Voto-Votorantim Overseas Trading     U.S.$400 million Notes                          Noteholders and the
   Operations N.V.                                 Issuance     U.S.$204 million                 Trustee
Votocel Filmes Flexiveis Ltda.            Equipment Finance      U.S.$15 million     Banco do Brasil S.A.
                                                                 ---------------

Total                                                           U.S.$219 million
[GRAPHIC OMITTED]


Other Events

Buyback Programs

     In 1998, we repurchased 1,421,182,405 outstanding preferred shares for U.S.$17 million in order to take advantage of low market prices. In 1999, we resold 283,600,000 preferred shares for U.S.$8 million, which had been purchased in 1998 at a cost of U.S.$3 million. The gain of U.S.$5 million is included in "Additional paid-in capital" in our balance sheet without affecting net income.

     In 2000, we repurchased 235,400,000 preferred shares for U.S.$6 million.

     In 2001, the board of directors approved two other stock buyback programs, from April 6 to July 5, and from September 20 to December 20. We have not purchased shares under those two programs since December 21, 2001, nor did we renew them. We carried over the 235,400 lots of 1,000 preferred shares bought from the first program up to February 2002, when we began selling these shares. We sold 91,100 lots of 1,000 preferred shares from February to April 2002, and the weighted average selling price was R$89.07 (U.S.$38.2) per lot of 1,000 preferred shares. The minimum selling price was R$86.74 (U.S.$36.8) and the maximum was R$92.00 (U.S.$39.2) per lot of 1,000 preferred shares. At March 31, 2002 and at December 31, 2001, we held 163,900,000 preferred shares and 235,400,000 preferred shares, respectively, in treasury.

C.       Research and Development, Patents and Licenses, Etc.

     During 2001, 2000 and 1999, we spent approximately U.S.$1 million per year on research and development. We direct research and development activities towards increasing eucalyptus wood and quality yields, making our production more efficient, developing new products and improving the quality of our products. We maintain close links with various universities and private research institutes. As an integrated producer of pulp and paper, we have sought to gain an even better understanding of the whole production process. We attempt to identify the characteristics of both wood and pulp that are essential for the production of high quality paper.

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

     We are participating in the Eucalyptus Genoma Project, through the Eucalyptus Genoma Consortium, a consortium of Brazilian companies which includes Companhia Suzano de Papel e Celulose, or Suzano, Ripasa Papel e Celulose, or Ripasa, Duraflora S.A. and is also sponsored by FAPESP--Fundacao de Amparo a Pesquisa do Estado de Sao Paulo, a state-owned foundation to sponsor research associated with ONSA--Organization for Nucleotide Sequency and Analysis, or The Virtual Genomics Institute. The objectives of the Eucalyptus Genoma Project are to (i) develop the eucalyptus genetic sequence, (ii) identify the genes responsible for patterns in wood quality, drought and disease resistance and nutrient absorption, and (iii) create tools for assisted selection. The Eucalyptus Genoma Project started in May 2000, has a budget of approximately U.S.$3.5 million and will take place over a period of approximately five years. We have committed approximately 20% of that amount for the project. The consortium will own the results of the project, and we are entitled to full access to the technology resulting from the project.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

     We are managed by our Conselho de Administracao, or board of directors, composed of at least three and at most ten members, and our Diretoria, or board of executive officers, composed of at least three and at most ten members.

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

     Set forth below are the name, age and position of each member of our board of directors elected at our shareholders' general meeting on April 27, 2001:

Name                                        Age          Position
----                                        ---          --------

Jose Roberto Ermirio de Moraes(1)........    44          Chairman
Jose Ermirio de Moraes Neto(1)...........    49          Vice-Chairman
Antonio Ermirio de Moraes(3).............    73          Member
Clovis Ermirio de Moraes Scripilliti(2) .    43          Member
Ermirio Pereira de Moraes(3).............    69          Member
Raul Calfat..............................    49          Member

(1) Jose Roberto Ermirio de Moraes and Jose Ermirio de Moraes Neto are sons of Jose Ermirio de Moraes Filho, who passed away in 2001.
(2) Clovis Ermirio de Moraes Scripilliti is the son of Clovis Scripilliti, who passed away in 2000. He is also the cousin of Jose Roberto Ermirio de Moraes and Jose Ermirio de Moraes Neto.
(3) Antonio Ermirio de Moraes and Ermirio Pereira de Moraes are the sons of Senator Jose Ermirio de Moraes.

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

     Set forth below are the name, age and position of each of our executive officers elected on April 25, 2002:


Name                                         Age                            Position
----                                         ---                            --------

Raul Calfat...............................    49     President & Chief Executive Officer
Francisco Fernandes Campos Valerio........    54     Technical & Industrial Officer
Luiz Carlos Ganzerli......................    54     Human Resource & Organizational Development Officer
Sergio Marnio Gandra Vaz..................    58     Business Officer
Valdir Roque..............................    51     Chief Financial Officer & Investor Relations Officer
Fabio Faria...............................    44     Director of Information Technology

Biographical Information

Jose Roberto Ermirio de Moraes. Mr. Jose Roberto Ermirio de Moraes has been the chairman of our board of directors since 1992 and was our president from 1992 to April 26, 2002. He has worked in the Votorantim group for 17 years and has served as president of Celpav and Votocel and as an executive officer of Cia. de Papel e Papelao Pedras Brancas. He has a B.A. in Metallurgy Engineering from the Armando Alvares Penteado Foundation College in Sao Paulo, Brazil.

Jose Ermirio de Moraes Neto. Mr. Moraes Neto has served as a member of our board of directors since 1992 and has been the President of S.A. Industrias Votorantim, or SAIV since 1993. He served as an executive officer of SAIV from 1976 to 1993 and Cimento Portland from 1978 to 1993. Mr. Moraes Neto has been an executive officer at Centro das Industrias do Estado de Sao Paulo--CIESP or the State of Sao Paulo Industry Center, since 1986 and the vice president of the Sindicato Nacional da Industria do Cimento or the National Cement Industry Union, at SAIV and of the Associacao Brasileira de Cimento Portland or the Portland Cement Brazilian Association, since 1988. He holds a B.A. in Business Administration from the Getulio Vargas Foundation in Sao Paulo, Brazil.

Antonio Ermirio de Moraes. Mr. Antonio Ermirio de Moraes has served as a member of our board of directors since 1992 and has been the vice chairman of SAIV's board of directors since 1995. He previously served as director-superintendent of SAIV for 21 years. He has also been the president of CBA since 1974. Mr. Antonio Ermirio de Moraes is an officer of the Associacao Brasileira de Aluminio or the Brazilian Aluminum Association, the Instituto de Chumbo e Zinco or the Lead and Zinc Institute, and vice president of CESP, Eletropaulo, CPFL and Comgas, companies in the energy sector in Brazil. He holds a B.A. in Metallurgy Engineering from the Colorado School of Mines in the United States.

Clovis Ermirio de Moraes Scripilliti. Mr. Scripilliti has served as a member of our board of directors since 2000. He is also vice president of Votorantim Cimentos. He has an uncompleted degree in Metallurgy Engineering at Mackenzie University in Sao Paulo, Brazil.

Ermirio Pereira de Moraes. Mr. Pereira de Moraes has served as a member of our board of directors since 1992. He also serves as a member of the board of directors of Cia. Cimento Portland. He was a member of the board of directors of Cia. Nitro Quimica Brasileira until 2000. He has also been the president of Nitro Quimica since 1974. He holds a B.A. in Petroleum Production from the University of Tulsa, Oklahoma in the United States.

Raul Calfat. Mr. Calfat has served as a member of our board of directors since 1992 and is our president and chief executive officer. He began his career at Papel Simao in 1973, where he held various positions. He became the commercial director in 1982 and in 1987 was elected president of Papel Simao. Mr. Calfat is also the vice president of the writing and printing paper division of the Associacao Nacional dos Fabricantes de Papel e Celulose, the Brazilian association of pulp and paper producers. He holds a B.A. in Business Administration from the Getulio Vargas Foundation in Sao Paulo, Brazil and has completed a CEO's specialization course at IMD in Lausanne, Switzerland.

Francisco Fernandes Campos Valerio. Mr. Valerio joined us in January 1998. He previously worked in senior positions at Bahia Sul, Aracruz, Suzano, Braskraft Florestal e Industrial and Olinkraft Celulose e Papel. He holds a B.A. in Mechanical Engineering from the Universidade Federal de Santa Catarina, Brazil.

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

Valdir Roque. Mr. Roque has been our chief financial officer and our Investor Relations director since 1994. He also serves as chief financial officer of Votocel, another company of the Votorantim group. He previously worked at Monsanto do Brasil S.A. as Treasurer, and at General Electric and Ford. He has completed post-graduate courses in Business Administration at the Getulio Vargas Foundation in Sao Paulo, Brazil, holds a B.A. in Economics from the Catholic Pontifice University in Sao Paulo, Brazil and has taken specialization courses in financial management at the Stanford Business School, California in the United States.

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


B.       Compensation

     According to our by-laws, our directors do not receive any compensation. As of the year ended December 31, 2001, the aggregate compensation, including cash and benefits-in-kind, paid to our executive officers (a total of five persons at the time) was approximately R$3.8 million (U.S.$1.6 million).

C.       Board Practices

     Our board of directors generally meets nine times a year and when called by the chairman or by the majority of the members of the board of directors. Our board of directors met six times during 2001. Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations.

     According to our by-laws, the members of the board of directors are elected by the holders of our common shares at the general meeting of shareholders. Members of the board of directors serve two-year terms. The terms of the current members expired in April 2001, and they were re-elected up to 2003 at the last annual shareholders' meeting with the exception of Mr. Jose Ermirio de Moraes Filho, who passed away in 2001.

Defined Contribution Pension Plan

     In March 2000, we began to participate in the Votorantim group's defined contribution plan, which was made available to each employee who chose to participate in the plan by April 30, 2000. Under the plan, we match our employees' contributions to the plan based on their level of compensation. For employees with lower compensation than the threshold, we match 100% of their contribution up to 1.5% of the employee's compensation. For employees with higher compensation than the threshold, we match 100% of their contribution up to 6% of the employee's compensation. We may also make additional contributions to the pension plan at our discretion. Under the plan, our contributions will vest in varying percentages depending on the employee's years of service and will fully vest, for an employee with at least one year of service, upon the employee's retirement, death or disability. At December 31, 2001, 3,190 employees have elected to take part in the plan and we have contributed approximately U.S.$1 million to the pension plan in 2001.

Profit Sharing Plan

     Pursuant to Brazilian federal law, companies operating in Brazil are required to share profits with employees, excluding management, beginning from fiscal year 1996. In 1996, we instituted a profit sharing plan for our employees in addition to providing health and life insurance, transportation, meals and training. Pursuant to the program, each employee's share of profits is linked to our operational and financial results. Employees are eligible to receive payment of up to one month's salary payable in February of each year. Payment is granted if defined goals set by management are achieved by the process or industrial unit in which the employee works and based on the individual performance of the employee. Several unions that represent our employees have agreed to this profit sharing plan.

Audit Committee

     On April 27, 2001, our shareholders approved the creation of a Conselho Fiscal. Under the Brazilian corporate law, the Conselho Fiscal, or audit committee, is a corporate body independent of management and a company's external auditors. A Conselho Fiscal is not equivalent to, or comparable with, a U.S. audit committee. Our audit committee is composed of three members, as required by the Brazilian corporate law, and three alternates. Two members of the audit committee represent the controlling capital, and one represents the minority interests. The members of the audit committee are elected, for one-year terms, but can be reelected. The primary responsibility of the audit committee is to review management's activities and the financial statements, and to report its findings to the shareholders. Under the Brazilian corporate law, the audit committee may not contain members that (i) are on the board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company or a company of the Votorantim group, and (iv) are spouses or relatives of our management, up to the third degree. In addition, the Brazilian corporate law requires the audit committee members receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian corporate law requires an audit committee to have a minimum of three and a maximum of five members.



     As of April 24, 2002, our audit committee was composed of the following members, whose term will expire on the annual shareholders' meeting in 2003:

                                           Age Length of Term Year First Elected
                                           --- -------------- ------------------
Ariovaldo dos Santos...................     52    one year          2001
Joao Carlos Hopp.......................     73    one year          2001
Roberto Martins Ribeiro de Jesus.......     41    one year          2001

D.   Employees

     As of December 31, 2001, we employed 3,767 persons. We use subcontractors for many of our forestry operations and for substantially all of the transportation of wood, pulp and other raw materials. These subcontractors employed 3,492 persons as of December 31, 2001. Approximately 77% of the workers in our forests are employed by third parties, predominantly in areas such as maintenance and security. See "Item 4B -- Information on VCP -- Business Overview -- Raw Materials -- Wood" and "Item 4B -- Information on VCP -- Business Overview -- Transportation." We are in compliance with all local, state and federal worker health and safety regulations.

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

E.       Share Ownership

     As of December 31, 2001, the members of our board of directors and our officers, on an individual basis and as a group, directly own less than 1% of our preferred shares and none of our common shares. For information on the beneficial ownership by the Ermirio de Moraes family, see "Item 7A -- Major Shareholders." The following table lists the amount of shares held directly by each individual member of our board of directors or executive officer and their representative percentage relative to the total outstanding shares:

                                                            Common                            Preferred
                                              ---------------------------------   --------------------------------
                                                                   (%) of the                         (%) of the
                                                                      Total            Number            Total
                                                                   Outstanding           of           Outstanding
                                              Number of Shares       Shares            Shares           Shares
                                              ----------------       ------            ------           ------
Board of Directors
Jose Roberto Ermirio de Moraes..............        --                --                   2              --
Antonio Ermirio de Moraes...................        --                --                   2              --
Clovis Ermirio de Moraes Scripilliti........        --                --                   2              --
Ermirio Pereira de Moraes...................        --                --              32,700,000          0.2
Jose Ermirio de Moraes Neto.................        --                --                   2              --
Raul Calfat.................................        --                --                   2              --

Executive Officers
Raul Calfat.................................        --                --                   2              --
Francisco Fernandes Campos Valerio..........        --                --                600,000           --
Luiz Carlos Ganzerli........................        --                --                   --             --
Sergio Marnio Gandra Vaz....................        --                --                  3,763           --
Valdir Roque................................        --                --                  3,000           --
Fabio Faria.................................        --                --                   --             --

Total.......................................    21,140,490,321     100.0%            16,946,809,232     100.0%



ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
------------------------------------------------------------------------------

A.       Major Shareholders

     The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of March 31, 2002:


                                                         Common             Preferred              Total
                                                   ------------------  ------------------   -----------------
Shareholders                                       Shares      (%)     Shares       (%)     Shares       (%)
------------                                       ------      ---     ------       ---     ------       ---
                                                            (in million of shares, except percentages)
Ermirio de Moraes family:

   Votocel Filmes Flexiveis Ltda(1) (2) ........   18,805      88.95%     617       3.59%   19,422     50.68%

   Cimento Rio Branco S.A.(1) ..................       --         --       85       0.50        85      0.22

   Nova HPI Participacoes Ltda.(1)  ............    2,336      11.05      148       0.86     2,484      6.48

     Total Votorantim group ....................   21,141     100.00%      85       4.95%   21,991     57.38%

BNDES Participacoes S.A ........................       --         --    5,797      33.74     5,797     15.12

Treasury Stock .................................       --         --      164       0.95       164      0.43
Public (Free Float) ............................       --         --   10,371      60.36    10,371     27.17
                                                   ------     ------   ------     ------    ------    ------
Total ..........................................   21,141     100.00%  17,182     100.00%   38,323    100.00%
                                                   ======     ======   ======     ======    ======    ======
----------------------

(1)      Companies of the Votorantim group, controlled by the Ermirio de Moraes family.
(2)      Votocel transferred approximately 85.5 million preferred shares to Cimento Rio Branco S.A. in March 2000.

     The ultimate beneficial owners, in each case, of more than 5% of either our common shares or our preferred shares through intermediate holdings companies are the family of Jose Ermirio de Moraes Filho, Antonio Ermirio de Moraes, Ermirio Pereira de Moraes and Maria Helena de Moraes Scripilliti, or the Ermirio de Moraes family, who, in the aggregate, beneficially own 100% of the voting common shares and 5.27% of the preferred shares.

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

Distributions and Sales Outside of Brazil

     In 2001, we sold approximately 85% of our exports through Votorantrade N.V., a member of the Votorantim group engaged in the sale and distribution of certain of the Votorantim group's products, with offices in various locations throughout the world. In 2002, however, we expect to conduct our distribution exclusively through Newark, our indirect wholly owned subsidiary.

Banco Votorantim S.A.

     We have entered into a number of financial transactions with or through Banco Votorantim S.A., a financial institution controlled by the Votorantim group. At December 31, 2001 we had approximately U.S.$406 million (of a total of U.S.$536 million) in deposits and short-term investments with Banco Votorantim S.A. and U.S.$41 million in unrealized gains from foreign currency and interest rate swap contracts with Banco Votorantim S.A. See "Item 7B--Major Shareholders and Related Party Transactions--Related Party Transactions."

BNDESPAR

     A shareholder of our preferred shares, BNDES Participacoes S.A., or BNDESPAR, is a wholly owned subsidiary of BNDES, the Brazilian economic development bank owned by the Brazilian federal government. We have entered into a number of financing transactions with BNDES. At December 31, 2001, we had an aggregate of U.S.$94 million in outstanding loans denominated in reais. The BNDES loans are secured by liens on land, equipment and property (including the Jacarei mill), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3% per annum on the principal amount and are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor, or the weighted average of the funding costs incurred by BNDES abroad. In 2001, the TJLP average was 10%. See notes 10 and 13 to our consolidated financial statements.

Guarantees

     We do not believe that there is doubt as to the viability of the creditworthiness of the other companies of the Votorantim group, for which we guarantee certain loans. In addition, given our ability to obtain short-term financing, we do not believe that there is substantial risk of illiquidity even if we are called upon to make payments under our guarantees, individually or in the aggregate. See "Item 5B -- Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Commitments and Contingencies" for a summary of the guarantees we provided in favor of other companies of the Votorantim group.

     At December 31, 2001, we guaranteed U.S.$215 million of debt of other members of the Votorantim group (not including U.S.$200 million in debt of an affiliate which was on-lent to us), and other members of the Votorantim group guaranteed U.S.$200 million of our debt.

     We and S.A. Industrias Votorantim, a member of the Votorantim group, are equal co-owners of a finance subsidiary, Voto-Votorantim, that has total debt of U.S.$400 million. We have guaranteed all of Voto-Votorantim's debt, but we received U.S.$200 million of the proceeds. If Voto-Votorantim defaulted on its obligations, we would be required to repay the U.S.$400 million. This arrangement accounts for U.S$200 million of the Votorantim group debt that we guarantee, and all of the U.S.$200 million of our debt guaranteed by other members of the group. The balance of the affiliated party debt we guarantee consists of U.S.$15 million of equipment financing obtained by Votocel Filmes Flexiveis Ltda., another member of the Votorantim group. For additional information on our commitments and contingencies, see note 11 to our consolidated financial statements.

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

ITEM 8.  FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

     See "Item 3A -- Key Information -- Selected Financial Data" and "Item 18 -- Financial Statements."

Legal Matters

     We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. These include general civil, tax and employee litigation and administrative proceedings. At December 31, 2001, the accruals for legal proceedings were approximately U.S.$12 million, of which approximately U.S.$7 million relate to tax disputes and approximately U.S.$5 million relate to civil and labor proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions.

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

     On May 22, 2002, we (along with many other Brazilian companies) received a notice from the Central Bank requesting that we provide information regarding our remittances abroad to certain exporters of equipment imported by us. If the information is not produced within 30 days, we may be subject to a fine. We believe we have the information requested by the Central Bank and we will be responding to the Central Bank within the 30-day period.


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

     At December 31, 2001, we were defendants in approximately 335 labor lawsuits filed by our former employees and 629 labor lawsuits filed by former employees of our subcontractors. The aggregate amount of such claims was approximately U.S.$12 million. At December 31, 2001, we were defendants in 85 civil proceedings with claims in an aggregate amount of approximately U.S.$12 million. We believe that we will prevail in the majority of these lawsuits, and do not consider that these proceedings if decided against us, individually or in the aggregate, will have a material adverse effect on us.

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

     According to the Brazilian corporate law, after allocation of any amounts to the legal reserve, we may, subject to shareholders' approval, make allocations from the remaining balance to a contingency reserve against future losses.

     At the end of each fiscal year, all shareholders are entitled to receive a mandatory dividend, also known as the mandatory distribution. For the mandatory distribution, we must distribute at least 25% of the net income after taxes and after deducting the accumulated losses, and as reduced or increased, as the case may be, by the following amounts:

o    the amount allocated to the legal reserve; and

o the amount allocated to the contingency reserve and any amount written off in respect of the contingency reserve accumulated in previous fiscal years.

     As of March 1, 2002, under Law 10,313 of October 31, 2001, the amount by which the mandatory distribution exceeds the "realized" portion of net income for any particular year may be allocated to the unrealized income reserve and the mandatory distribution may be limited to the "realized" portion of net income. The "realized" portion of net income is the amount by which "net income" exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (2) the profits, gains or return obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

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

     Under accounting principles set forth under the Brazilian corporate law:

o we defer certain start-up costs of new facilities to be amortized against operating profit over the subsequent ten years. These costs are expensed when incurred under U.S. GAAP;

o due to the Brazilian corporate law requirement to index property, plant and equipment for inflation through 1995 and differences between historical depreciation rates, the net book values for the Brazilian corporate law and U.S. GAAP are different. This results in differences in depreciation expense. At present, our depreciation policy, consistent with U.S. GAAP, is to depreciate our machinery, equipment and installations over 25 years. Under U.S. GAAP, up to 1997 our depreciation was calculated on a consistent basis based on the underlying historical amounts in U.S. dollars. After 1997 we changed our functional currency to reais and converted the prior balance of property, plant and equipment expressed in U.S. dollars into reais using the exchange rate in force at December 31, 1997. The new basis for property, plant and equipment in reais has been depreciated on a consistent basis;

o we determined goodwill on the purchase of our interests in Celpav by comparing the purchase consideration with the underlying book value of the assets. Under U.S. GAAP, the interest purchased from our controlling shareholders was recorded on a carry-over basis, and goodwill was determined based on the interest purchased from third parties by comparing the fair value of stock issued with the fair value of the assets acquired and liabilities assumed;

o interest was only capitalized on construction in process for certain periods after 1997 and in which financing had been obtained. Under U.S. GAAP, interest has been capitalized for all periods in which construction was in process; and

o amortization of goodwill related to the purchase of the participation in Aracruz, which is amortized under Brazilian GAAP and is not amortized but reviewed annually for impairment under U.S. GAAP.

     The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. The dividends paid in 2000 relate to accumulated reserves up to December 31, 1999.

     Unappropriated retained earnings, as reported in our U.S. GAAP financial statements, represent retained earnings after appropriations specified in the Brazilian corporate law as described in the fourth paragraph under "--General." Unappropriated retained earnings in U.S. GAAP have no relevant impact on U.S. investors since the distributable earnings are those recorded in our books in accordance with the Brazilian corporate law. The appropriated reserve balances in the U.S. GAAP financial statements at the balance sheet dates reflect the underlying Brazilian statutory accounts translated at historical exchange rates. The unappropriated retained earnings balance in the U.S. GAAP financial statements does not reflect amounts available for distribution. At December 31, 2001, in our legal books prepared in accordance with the Brazilian corporate law accounting principles, we had unappropriated retained earnings (sum of the accounts Reserve for Accumulated Financial Results (Reserva de Resultados Acumulados) and Reserve for Retained Earnings (Reserva de Retencao de Lucros)) of R$777 million, equivalent to U.S.$335 million at the exchange rate at December 31, 2001. We had unappropriated retained earnings of U.S.$259 million at December 31, 2000 and U.S.$130 million at December 31, 1999 at the exchange rate at the referred dates. Unappropriated retained earnings as reported in accordance with accounting principles set forth under the Brazilian corporate law may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with the Brazilian corporate law accounting principles, unless the negative balance is reversed by releasing other reserves.

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

     Mandatory Distribution

     Under our by-laws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual dividend. The dividend must be distributed within 60 days of the annual shareholders' meeting at which the distribution is approved, unless a shareholders' resolution determines another date for distribution, which may not be later than the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, holders of preferred shares are not entitled to a fixed or minimum dividend, but have the right to receive dividend payments per share that are 10% greater than those paid to holders of common shares. The mandatory distribution is based on a percentage of adjusted net income, which may not be lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporate law permits, however, a public company to suspend the mandatory distribution of dividends if the board of directors and the Conselho Fiscal report to the shareholders' meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders. The board of directors must file a justification for a dividend suspension with the CVM within five days of the date of the shareholders' meeting. Profits not distributed by virtue of the suspension mentioned above must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits such payments. The rules regarding suspension apply to the holders of preferred shares and, consequently, to the holders of ADSs.

     Payment of Dividends

     We are required by the Brazilian corporate law to hold an annual shareholders' meeting by April 30 of each year at which, among other things, the shareholders have to decide on the payment of our annual dividend. Under the Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend was declared, unless a shareholders' resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under "--Additional Payments on Shareholders' Equity") in respect of its shares, after which we will have no liability for such payments.

     We may prepare financial statements semiannually or for shorter periods. Our board of directors may declare a distribution of dividends based on the profits reported in such financial statements. The board of directors may also declare a distribution of interim dividends based on profits previously accumulated which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders' meeting.

     In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itau S.A., also known as the custodian, as agent for the depositary, that is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itau S.A. The depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the preferred shares remitted outside Brazil.

     Payments of cash dividends and distributions, if any, are made in Brazilian reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. See "Item 10B--Memorandum and Articles of Association--Preferred Shares and Common Shares." Under the current Brazilian corporate law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See "Item 10E -- Additional Information -- Taxation -- Certain Brazilian Tax Consequences."

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


     Additional Payments on Shareholders' Equity


     Law No. 9,249, dated December 26, 1995, as amended, provides for distribution to shareholders of interest attributed to shareholders' equity instead of dividends, which payments may be treated by a company as an expense for income tax and social contribution purposes. Such interest is limited to the daily pro rata variation of the TJLP, a nominal long-term interest rate determined by the federal government that includes an inflation factor, and cannot exceed the greater of:

o 50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders' equity) for the period in respect of which the payment is made; or

o 50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect of which such payment is made.


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

     Dividend Policy

     We intend to declare and pay dividends and/or interest on equity, as required by the Brazilian corporate law and our by-laws. The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of a majority of the holders of our common stock and will depend on many factors. These factors include our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our shareholders. Our shareholders have historically acted on these matters at the recommendation of our board of directors. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributed to shareholders' equity.

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

                                          Common Shares  Preferred Shares   Common Shares(1)   Preferred Shares(1)
                                          -------------  ----------------   ----------------   -------------------
First Payment Date               Fiscal Year  (in R$ per 1,000 shares)        (in U.S.$ per 1,000 shares)
------------------               -----------   ----------------------          -------------------------
June 17, 1996 ...................    1995      R$0.1115     R$0.1115         U.S.$ 0.1113      U.S.$0.1113
June 30, 1997 ...................    1996        0.5219       0.5219               0.4846           0.4846
June 30, 1998 ...................    1997        0.2497       0.2747               0.2159           0.2375
June 30, 1999 ...................    1998        0.2599       0.2859               0.1469           0.1616
June 30, 2000 ...................    1999        1.0471       1.1518               0.5817           0.6399
June 26, 2001 ...................    2000        2.5941       2.8536               1.1211           1.2332
June 21, 2002(2) ................    2001        2.3068       2.5375               0.8103           0.8913
--------------

(1) Based on declared cash dividends translated to U.S. dollars at the exchange rate in effect on the first payment date and divided by the number of shares outstanding on the date declared.
(2)  The calculations were made using the June 21, 2002 exchange rate.


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

B.       Significant Changes

     On May 23, 2002, VCP Trading N.V., or VCP Trading, and VCP North America Inc., or VCP North America, two wholly owned subsidiaries of Newark, entered into a U.S.$380 million credit agreement with ABN Amro Bank N.V., as administrative agent, The Bank of New York, as collateral agent, and a syndicate of banks. For additional information, see "Item 5B--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Debt."

ITEM 9.  THE OFFER AND LISTING

A.   Offer and Listing Details

     Before the offering of 7,920,000 ADS, on April 13, 2000, or the ADS Offering, there was no active public market for the ADSs. The ADSs are listed on the New York Stock Exchange under the trading symbol "VCP." Our preferred shares trade on the Sao Paulo Stock Exchange under the symbol "VCPA4" (prior to December 3, 1999 we traded under the symbol "PSIM4"). At December 31, 2001, we had approximately 3,641 shareholders of record.

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






                                                                    Reais per 1,000               U.S. Dollars
                                                                   Preferred Shares                  per ADS
                                                                  ------------------           ------------------
                                                                  High           Low           High           Low
                                                                  ----           ---           ----           ---
1997:
             Annual.........................................   R$ 34.00       R$ 19.50      U.S.$ --       U.S.$ --

1998:
             Annual.........................................      25.00          10.50            --             --

1999:
             Annual.........................................      83.00          10.80            --             --

2000:
             First Quarter..................................      85.00          54.50            --             --
             Second Quarter.................................      67.88          50.50            18.38          14.00
             Third Quarter..................................      82.00          68.00            23.06          18.06
             Fourth Quarter.................................      73.30          50.53            19.81          13.00
             Annual.........................................      85.00          50.50            23.06          13.00
2001:
             First Quarter .................................      64.90          52.55            16.50          12.10
             Second Quarter.................................      76.50          51.00            15.88          11.80
             Third Quarter..................................      74.50          58.92            15.00          11.49
             Fourth Quarter.................................      84.00          67.00            17.74          12.23
             Annual.........................................      84.00          51.00            17.74          11.49

Share price for the most recent six months:
             January 2002...................................      84.50          76.30            17.70          15.90
             February 2002..................................      89.00          79.80            18.70          16.45
             March 2002.....................................      91.50          86.16            19.54          18.27
             April 2002.....................................      97.30          88.52            20.80          18.95
             May 2002.......................................     104.00          92.50            20.75          18.96
             June 2002......................................     110.00          93.00            20.86          16.20
             July 2002 (through July 10)....................     107.10         100.50            18.20          17.64


     On July 10, 2002, the last reported closing sale price for the preferred shares on the Sao Paulo Stock Exchange was R$100.50 per 1,000 preferred shares, equivalent to U.S.$17.61 per ADS translated at the exchange rate of R$2.8541 per U.S.$1.00, the commercial market rate on that date.

     On April 13, 2000, we issued preferred shares in the form of ADSs issued by Citibank N.A., as depositary, and became a U.S. registered company listed on the New York Stock Exchange. Our offering raised U.S.$118.8 million (before underwriting discounts and commissions), we received U.S.$29.8 million (before expenses) and the selling shareholders U.S.$85.4 million (before expenses). The above table sets forth, for the periods indicated, the reported high and low sales prices for our ADSs listed on the New York Stock Exchange, in U.S. dollars and reais. On April 30, 2002, the CVM approved the replacement of our depositary bank for The Bank of New York, and on May 17, 2002, the SEC declared effective the Form F-6 filed in connection with the change of depositary.

B.       Plan of Distribution

         Not applicable.

C.       Markets

Trading on the Sao Paulo Stock Exchange

     Settlement of transactions conducted on the Sao Paulo Stock Exchange is effected three business days after the trade date. Delivery of, and payment for, shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the third business day following the trade date. The clearing house for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao de Custodia, or CBLC, which is wholly owned by that exchange.

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

     Trading on the Sao Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See "Item 10B -- Additional Information -- Memorandum and Articles of Association -- Regulation of Foreign Investment" and "Item 10D -- Additional Information -- Exchange Controls."

Differentiated Levels of Corporate Governance

     On November 14, 2001, we agreed to comply with heightened corporate governance and disclosure requirements established by the Sao Paulo Stock Exchange in order to qualify for a differentiated listing qualification as a company admitted to the "Level 1 of Corporate Governance Requirements."

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

     Under the Brazilian corporate law, a corporation is either public (companhia aberta), such as we are, or closely held (companhia fechada). All publicly held companies, including us, are registered with the CVM and are subject to reporting requirements, in order to be allowed to have their securities offered to the public and to be listed in a Brazilian stock exchange. Our preferred shares are traded on the Sao Paulo Stock Exchange but may be traded privately subject to certain limitations or may, under certain circumstances, be tradable on all other Brazilian stock exchanges. The Brazilian over-the-counter market consists of direct trades in which a financial institution registered with the CVM serves as intermediary.

     We have the option to ask that trading in securities on the Sao Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the Sao Paulo Stock Exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the Sao Paulo Stock Exchange.

     The Brazilian securities law, the Brazilian corporate law and the regulations issued by the CVM, the National Monetary Council and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions.

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

     Holders of preferred shares are not entitled to a fixed or minimum dividend payment. However, holders of preferred shares are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to holders of common shares.

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

     Any change in the preference or rights of preferred shares, or the creation of a class of shares having priority or preference over preferred shares, requires the approval of holders of a majority of the outstanding preferred shares at a special meeting of holders of preferred shares. The meeting may be called by publication of a notice in the Diario Oficial do Estado de Sao Paulo and in a newspaper of general circulation in our principal place of business at least 15 days prior to the meeting. In such special meetings, each preferred share will entitle the holder thereof to one vote.

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

     To date, none of our directors was appointed by our preferred shareholders.

     Allocation of Net Income

     At each annual shareholders' meeting, our by-laws require our board of directors to recommend that net income for the preceding fiscal year from which income tax has already been deducted be allocated as follows:

o 5% for a legal reserve that will not exceed 20% of our paid-in capital; o an amount for a contingency reserve;

o at least 25% for mandatory distribution to shareholders, to be distributed within 60 days of the annual shareholders' meeting that approves the distribution; and

o    any balance to be allocated in the manner determined by the shareholders.

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

     Regulation of Foreign Investment

     There are no restrictions on ownership of our preferred shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of preferred shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the electronic registration with the Central Bank. Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 or Resolution No. 2,689 of January 26, 2000 of the National Monetary Council. Registration under Law No. 4,131 or under Resolution No. 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction as defined by Brazilian tax laws (i.e., a country that does not impose taxes or where the maximum income tax rate is lower than 20%).

     Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

         Pursuant to Resolution No. 2,689, foreign investors must:

o appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

o    complete the appropriate foreign investor registration form;

o    register as a foreign investor with the CVM; and

o    register the foreign investment with the Central Bank.

     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM. The right to convert dividend payments and proceeds from the sale of our capital stock into foreign currency and to remit these amounts outside Brazil is subject to restrictions under foreign investment legislation, which generally requires, among other things, that the relevant investment be registered with the Central Bank. Restrictions on the remittance of foreign capital abroad could hinder or prevent the Custodian for the preferred shares represented by ADSs, or holders who have exchanged ADSs for preferred shares, from converting dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Delays in, or refusal to grant, any required governmental approval for conversions of Brazilian currency payments and remittances abroad of amounts owed to holders of ADSs could adversely affect holders of ADSs.

     Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, or the Annex V Regulations, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We filed an application to have the ADSs approved under the Annex V Regulations by the Central Bank and the CVM, and we received final approval before the offering of the preferred shares underlying the ADSs in April 2000.

     An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the Depositary with respect to the ADSs and is maintained by the custodian on behalf of the Depositary. This electronic registration was carried on through the Central Bank Information System--SISBACEN, an online network for exchange of information between the Central Bank and Brazilian financial institutions. Pursuant to the electronic registration, the Custodian and Depositary are able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the Depositary's electronic registration for only five business days after such exchange, following which such holder must seek to obtain its own electronic registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689, by a duly registered investor, or if not a registered investor under Resolution No. 2,689, a holder of preferred shares who applies for and obtains a new electronic registration, such holder may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of the preferred shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment when it obtains its own electronic registration. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will be also subject to less favorable tax treatment. See "Item 10E -- Taxation -- Certain Brazilian Tax Consequences."

     Form and Transfer

     Because our shares are in registered book-entry form, the transfer of such shares is made under the rules of Article 35 of the Brazilian corporate law, in accordance with which a transfer of shares is effected by an entry made by the registrar, by debiting the share account of the transferor and crediting the share account of the transferee. Banco Itau S.A. performs all the services of book-entry safekeeping and transfer of shares for us and related services.

     Transfers of shares by a foreign investor are made in the same way and requested by that investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank pursuant to

Resolution No. 2,689, the foreign investor should also seek amendment, if necessary, through its local agent, of the electronic registration with the Central Bank to reflect the new ownership.

     The Sao Paulo Stock Exchange operates a central clearing system through Companhia Brasileira de Liquidacao e Custodia, or CBLC. A holder of our shares may choose, at its discretion, to hold through this system and all shares elected to be put into the system will be deposited in custody with CBLC (through a Brazilian institution duly authorized to operate by the Central Bank having a clearing account with CBLC). The fact that those shares are held in custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the relevant stock exchange and will be treated in the same way as are registered shareholders.

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

Agreements in Connection with Aracruz Acquisition

     We entered into a series of agreements in October 2001 to finance the acquisition of our participation in Aracruz in the total aggregate amount of approximately U.S.$370 million. The agreements contain certain covenants and events of default customary for these types of transactions. The agreements also contain provisions for market interest rates. For additional information, see "Item 5B - Liquidity and Capital Resources."

D.       Exchange Controls

     There are no restrictions on ownership of our common shares or preferred shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares or preferred shares into foreign currency and to remit such amounts outside Brazil are subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining an electronic registration with the Central Bank.

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

     An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. This electronic registration was carried on through the SISBACEN. Pursuant to the electronic registration, the Custodian and Depositary are able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary's electronic registration for only five business days after the exchange, and a holder must seek to obtain its own electronic registration. Thereafter, unless the preferred shares are held pursuant to Resolution No. 2,689 by a duly registered investor or a holder of preferred shares who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. dollars or other hard currencies upon the disposition of the preferred shares, or distributions with respect thereto when it obtains its own electronic registration. In addition, if the foreign investor resides in a tax haven jurisdiction, the investor will also be subject to less favorable tax treatment.

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

     In the event of a capital increase that would maintain or increase the proportion of capital represented by preferred shares, the holders of preferred shares, except as described above, would have preemptive rights to subscribe to our newly issued preferred shares. You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and the ADS depositary determines to make the rights available to you. In the event of a capital increase that would reduce the proportion of capital represented by preferred shares, the holders of the preferred shares, except as described above, would have preemptive rights to subscribe for preferred shares in proportion to their shareholdings, and for common shares, only to the extent necessary to prevent dilution of their interest in their shares. See "Item 3D -- Key Information -- Risk Factors -- Risks Relating to the Preferred Shares and ADSs -- You may not be able to exercise preemptive rights."

Redemption

     According to our by-laws, the common shares and the preferred shares are not redeemable. However, we may redeem shares of minority shareholders if, after a tender offer, our controlling shareholder increases its participation in our total share capital to more than 95%.

Right of Withdrawal

     The Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders' equity attributable to its equity interest. Such right of withdrawal may be exercised by a dissenting or non-voting shareholder, including any holder of preferred shares, if a vote of at least 50% of voting shares authorize us:

o to establish new classes of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the by-laws (our by-laws currently authorize such action);

o to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

o    to reduce the mandatory distribution of dividends;

o    to change our corporate purpose;

o to merge with another company (including if we are merged into one of our controlling companies) or to consolidate;

o to transfer all of our shares to another company or to receive shares of another company in order to make the company whose shares are transferred a wholly owned subsidiary of such company, known as an incorporacao de acoes;

o to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian corporate law;

o to approve our participation in a centralized group of companies, as defined under the Brazilian corporate law, and subject to the conditions set forth therein; or

o to conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under Brazilian corporate law.

     In addition, in the event that the entity resulting from a merger, or incorporacao de acoes, or a spinoff of a listed company fails to become a listed company within 120 days of the shareholders' meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal.

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

     According to the Brazilian corporate law, in events of consolidation, merger, incorporacao de acoes, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares in question on the market. In these cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general stock index in Brazil or abroad and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

E.       Taxation

     The following discussion contains a description of the material Brazilian and United States federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs by a holder, also called a U.S. holder, that is for U.S. federal income tax purposes a citizen or resident of the United States of America, a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States of America or any state thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

     This summary is based upon tax laws of Brazil and the United States as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any non-U.S., state or local tax laws.

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

     The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, shall be considered a capital gain. On receipt of the underlying preferred shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below in "--Registered Capital." However, if this non-Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

     Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of preferred shares that occur abroad to persons who are not resident in Brazil. Non-Brazilian holders are generally subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of preferred shares that involve a resident of Brazil, if the transaction is carried out outside any Brazilian stock, future or commodities exchange. Gains realized by a non-Brazilian holder upon the redemption of preferred shares will be treated as gain from the disposition of such preferred shares to a Brazilian resident occurring outside of a stock exchange and will accordingly be subject to tax at a rate of 15%.

     Non-Brazilian holders are subject to income tax, at a rate of 20%, on gains realized on sales or exchanges in Brazil of preferred shares that occur on the Brazilian stock exchanges, unless such a sale is made by a non-Brazilian holder who is not a resident in a "tax haven" (as described below) and (1) such sale is made within five business days of the withdrawal of the preferred shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the CVM. In these two last cases, the gains realized are exempt from income tax. The gain realized from transactions on the Bovespa is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency, without any correction for inflation, of the shares sold. The gain realized as a result of a transaction that occurs other than on the Bovespa is the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both values in reais; there are grounds, however, to hold that the gain realized should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into Brazilian currency at the commercial market rate. There is no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution No. 2,689 will continue in the future or that it will not be changed in the future.

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

     Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions

     Law No. 9,779/99, in effect as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven, is subject to withholding income tax at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%. Capital gains for gains realized are not subject to this 25% tax even if the beneficiary is a resident in a tax haven.

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

     Taxation of Foreign Exchange Transactions (IOF/Cambio)

     Pursuant to Decree No. 2,219 of May 2, 1997, IOF/Cambio may be imposed upon the conversion of Brazilian currency into a foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency. Except under specific circumstances, there is no current IOF tax on such conversions, but the Minister of Finance has the legal power to increase the rate to a maximum of 25% at any time, but only in relation to future transactions.

     Tax on Bonds and Securities Transactions (IOF/Titulos)

     Law No. 8,894/94 created the Tax on Bonds and Securities Transactions (the IOF/Titulos), which may be imposed on any transactions involving bonds and securities, even if these transactions are performed on Brazilian stock, futures or commodities exchanges. The applicable rate for these transactions is currently 0%, although the executive branch may increase the rate up to 1.5% per day, but only with respect to futures transactions.

     Registered Capital

     The amount of an investment in preferred shares held by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary representing such holder, is eligible for registration with the Central Bank; such registration (the amount registered is referred to as registered capital) allows the remittance of foreign currency outside Brazil, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such preferred shares. The registered capital for each preferred share purchased as part of the international offering, or purchased in Brazil after that date, and deposited with the Depositary will be equal to its purchase price in U.S. dollars. The registered capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares was sold in the 15th trading session immediately preceding such withdrawal. The U.S. dollar value of the preferred shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or, if the average price of preferred shares is determined under clause (ii) above, the average of such quoted rates on the same 15 dates used to determine the average price of the preferred shares).

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

     U.S. Federal Income Tax Consequences

     The following discussion, subject to the limitations therein, sets forth the material United States federal income tax consequences to U.S. holders in respect of the purchase, ownership and disposition of the preferred shares or ADSs.

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

     Taxation of Dividends

     Distributions with respect to the preferred shares or the ADSs (other than distributions in redemption of the preferred shares subject to section 302(b) of the Code or in a liquidation of VCP) (including distributions of notional interest charges on shareholders' equity) will, to the extent made from current or accumulated earnings and profits of VCP as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the preferred shares or ADSs to qualify as dividends for U.S. federal income tax purposes depends on the future profitability of VCP and other factors, many of which are beyond our control. To the extent that such a distribution exceeds the amount of VCP's earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. holder's adjusted tax basis in the preferred shares or ADSs, and thereafter as capital gain. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to:

          o the preferred shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, or

          o the preferred shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the depositary, and, in either case, will not be eligible for the dividends received deduction allowed to corporations under the Code. Dividends paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate for conversion of reais into U.S. dollars in effect on the day the distribution is received by the U.S. holder, in the case of preferred shares, or the depositary, in the case of preferred shares represented by ADSs, regardless of whether the payment is in fact converted to U.S. dollars.

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

     Dividends received by most U.S. holders generally will constitute foreign source "passive income" for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, the Brazilian income tax withheld in connection with any distribution with respect to ADSs or preferred shares will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability (or, at a U.S. holder's election, may be deducted in computing taxable income). The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances. The Internal Revenue Service has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holding depositary shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends could be affected by future action taken by the Internal Revenue Service.

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

     If a Brazilian withholding tax is imposed on the sale or disposition of preferred shares (see "--Certain Brazilian Tax Consequences"), the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian withholding tax. The availability of U.S. foreign tax credits for these Brazilian taxes and any Brazilian taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to various limitations and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders are urged to consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

     Passive Foreign Investment Companies

     If during any taxable year of a non-U.S. corporation, 75% or more of the corporation's gross income consists of certain types of "passive" income, or the average value during a taxable year of the "passive assets" of the corporation (generally assets that generate passive income) is 50% or more of the average quarterly value of all the corporation's assets, the corporation will be treated as a "passive foreign investment company," or PFIC, under U.S. federal income tax law. If we are treated as a PFIC, a U.S. holder may be subject to increased tax liability and form filing requirements upon the sale of preferred shares or ADSs, or upon the receipt of certain dividends, unless such U.S. holder makes an election to be taxed currently on its pro rata portion of our income, whether or not such income is distributed in the form of dividends, or otherwise makes a "mark-to-market" election with respect to the corporation's stock as permitted by the Code. Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future.

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

                                                                   As of December 31, 2001
                                               ----------------------------------------------------
                                                      Expected Maturity Date
                                                      ----------------------
                                                                           After              Fair
                                                 2002     2003     2004     2004    Total   Value(1)
                                                 ----     ----     ----     ----    -----   --------
                                                               (U.S.$ in millions)
Short-term debt:
     U.S. dollars ..........................   $   69   $ --     $ --     $ --     $   69   $   69
                                               ------   ------   ------   ------   ------   ------
Long-term debt:
     Reais .................................     --          9       14       71       94       94
     U.S. dollars ..........................      389      175      223       92      879      878
                                               ------   ------   ------   ------   ------   ------
         Total long-term debt ..............      389      184      237      163      973      972
                                               ------   ------   ------   ------   ------   ------

Total ......................................   $  458   $  184   $  237   $  163   $1,042   $1,041
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

     We estimate that the foreign currency-denominated component of our paper costs does not exceed 10% of our total costs. We are self-sufficient in pulp, the principal raw material used in producing paper products. The energy, labor and other domestic components of our paper production costs are denominated in reais and, together with the cost of pulp, account for almost 90% of our paper costs. Although, in the long term, there is a clear correlation between international U.S. dollar-denominated pulp prices, reflecting the international nature of this commodity, and the prices we are able to charge, fluctuations in exchange rate are not always immediately reflected in our domestic prices. In the long term, when the international price of pulp increases, the domestic price follows and our domestic sales in reais also increase. In the short term, our domestic prices may deviate from the international U.S. dollar-denominated pulp prices. Timing of the reflection of the fluctuations in exchange rate in our prices may vary with the type of product, generally as follows:

     o immediately for commodity products, such as pulp and uncoated wood-free paper;

     o with a relatively short lag for coated papers, due to the sale of imported products in the domestic market; and

     o with some lag for other specialty papers with limited exposure to external factors.

     The percentage of our debt subject to fixed and floating interest rates is as follows:

                                                    As of December 31, 2001       As of December 31, 2000
                                                    -----------------------       -----------------------
Floating rate debt:
         Denominated in U.S. dollars............            37%                           51%
         Denominated in reais...................             9                            11
                                                            --                            --
             Subtotal...........................            46%                           62%

Fixed rate debt:
         Denominated in U.S. dollars............            54%                           38%
         Denominated in reais...................            --                            --
                                                            --                            --
             Subtotal...........................            54%                           38%
                                                           ---                           ---
                  Total.........................           100%                          100%
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


                                                                         As of December 31, 2001
                                                --------------------------------------------------------------------------
                                                    Expected Maturity Date
                                                ---------------------------------
                                                                             After                Fair       Average Annual
                                                    2002    2003     2004     2005      Total    Value(1)    Interest Rate
                                                    ----    ----     ----     ----      -----    --------    --------------
                                                                  (U.S.$ in millions)
Assets:
Cash and cash equivalents denominated in reais   $   137     $--      $--      $--    $   137   $   137        102% of CDI
Cash and cash equivalents denominated in U.S.
     dollars .................................        35      --       --       --         35        37           16.7%
Held-to-maturity investments denominated in
reais ........................................        70      --       24       --         94        94      103.5% of CDI
Held-to-maturity investments denominated in U.S.
     dollars ..................................       17      15       63      175        270       266           11.8%
Total cash, cash equivalents and held-to-maturity
     investments ...............................   $ 259   $  15    $  87    $ 175     $  536    $  534
                                                  =======  =======   =======  ======   =======    =======
Liabilities:
Short-term debt:
     Floating rate, denominated in U.S. ......
     dollars .................................   $   238   $  --    $  --    $  --    $   238   $   238    2.0% over Libor
     Fixed rate, denominated in U.S. dollars .       200      --       --       --        200       199           8.5%
     Floating rate, denominated in reais .....        20      --       --       --         20        20    3.0% over TJLP
         Total short-term debt ...............   $   458   $  --    $  --    $  --    $   458   $   457
Long-term debt:
     Floating rate, denominated in U.S. ......
     dollars .................................    $   --   $ 175   $  223   $  112    $   510   $   510    1.6% over Libor
     Floating rate, denominated in reais .....        --       9       14       51         74        74    3.0% over TJLP
                                                                    -------   -------    -------   -------
         Total long-term debt ................        --   $ 184   $  237      163    $   584   $   584
                                                           -------  -------   -------    -------   -------
Total debt ...................................    $  458   $ 184   $  237   $  163    $ 1,042   $ 1,041
                                                   ======= =======   =======  =======  ======== ==========
(1)   The methodology used to determine the fair value included in the table above is described in note 14 to our consolidated financial statements ...................


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

         The table below provides information about our foreign currency and interest rate swap contracts:

                                                                      As of December 31, 2001
                                       -------------------------------------------------------------------------------------
                                         Expected Maturity Date
                                       -------------------------------

                                                                             Fair Value of
                                                            After            Assets             Average Paying   Average
                                       2002   2003   2004    2004    Total   (Liabilities)(1)   Rate in Reais  Receiving Rate
                                       ----   ----   ----    ----    -----   ----------------   -------------  --------------
                                                        (U.S.$ in millions)
Foreign currency and interest rate
    swap contracts notional amount
Reais to U.S. dollars......             $--    $39    $--   $214     $253           $32          100% of CDI    13.1% per annum
                                                                                                                in U.S. dollars




         U.S. dollars to reais......     $9     $9     $8     $79     $105          $9         106.4% of CDI      11.3% per annum
                                                                                                                  in U.S. dollars

--------------------
(1) The methodology used to determine the fair value included in the table above is described in note 14 to our consolidated financial statements.


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

ITEM 18.          FINANCIAL STATEMENTS

         The following financial statements are filed as part of this annual report, together with the report of the independent auditors:


Report of Independent Auditors..............................................     F-3

Report of Independent Auditors of Aracruz S.A...............................     F-4

Consolidated Balance Sheets as of December 31, 2001 and 2000................     F-5

Consolidated Statements of Income for the years ended December 31, 2001, 2000    F-7
and 1999....................................................................

Consolidated Statements of Cash Flows for the years ended December 31, 2001,     F-9
2000 and 1999...............................................................

Consolidated Statements of Changes in Shareholders' Equity for the years ended   F-10
December 31, 2001, 2000 and 1999............................................

Notes to Consolidated Financial Statements..................................     F-11

         All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 19.          EXHIBITS

Exhibit
Number   Description
-----    ------------
1+   English translation of the By-laws.

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

3.1+ Shareholders'Agreement of Aracruz Celulose S.A. dated January 22, 1988 among the Lorentzen Business Group, the Safra Business Group, Companhia Souza Cruz Industria e Comercio, BNDESPAR and Billerud Aktiebolag.

3.2+ First Amendment and Ratification to the Shareholders' Agreement of Aracruz
     Celulose S.A. dated June 30, 1989.

3.3+ Terms of Adhesion to the Shareholders' Agreement of Aracruz Celulose S.A., dated November 1, 2001.

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

4.2* Investment Agreement, dated May 27, 1993, between Industrias de Papel Simao
     S.A. and International Finance Corporation.

4.3* Guarantee Agreement, dated May 27, 1993, between Companhia de Cimento
     Portland Rio Branco and International Finance Corporation

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

4.12*+ Second Addendum to the Industrial Technology License Agreement, dated as of October 4, 1999,

Exhibit
Number   Description
-----    ------------
       between the Registrant and Oji Paper Co., Ltd.

4.13* Agreement, dated December 29, 1999, between the Registrant and Maspha Comercial Ltda.

4.14* Amendment to the Investment Agreement, dated as of February 25, 2000, between the Registrant and International Finance Corporation.

4.15* Amendment to the Loan Conversion Agreement, Share Retention Agreement and Guarantee Agreement, dated as of February 25, 2000, among the Registrant, Cimento Rio Branco S.A. and International Finance Corporation.

4.16+ Loan Agreement, dated October 29, 2001, among POBT Bank and Trust Limited, Newark Financial Inc. and VCP.

4.17+ Loan Agreement, dated October 26, 2001, among Banco Bradesco S.A., Grand Cayman, Newark Financial Inc. and VCP.

4.18+ Loan Agreement, dated October 26, 2001, among Unibanco-Uniao de Bancos Brasileiros S.A., Nassau Branch, Newark Financial Inc. and VCP.

4.19+ Loan Agreement, dated October 19, 2001, among Banco BBA-Creditanstalt S.A.- Nassau branch, Newark Financial Inc. and VCP.

4.20+ Offshore Export Prepayment Agreement No. G-5261/01, dated October 29, 2001, between ABN Amro Bank N.V. and Newark Financial Inc.

4.21+ Term Loan Facility Letter, dated October 24, 2001, between Dresdner Bank Lateinamerika AG and Newark Financial Inc.

4.22+ Promissory Note, dated October 29, 2001, between Banco ABC Brasil S.A., Cayman Islands branch, and Newark Financial Inc.

4.23+ Export Finance Agreement dated as of October 29, 2001 by and between VCP Exportadora e Participacoes S.A., Votorantrade N.V., S.A. Industrias Votorantim, Citrovita Agroindustrial Ltda., Cia. Nitroquimica Brasileira, Cia. Niquel Tocantins, Votorantim Celulose e Papel S.A., Votocel Filmes Flexiveis Ltda., Votorantim Mineracao e Metalurgica Ltda. and Cia. Mineira

6+ See note 2(j) to our financial statements for information explaining how earnings per share information was calculated.

8+ See note 2(b) to our financial statements for information regarding our subsidiaries.

-------------------

* Incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766).

** Incorporated herein by reference to our registration statement on Form F-6 (No. 333-84964).

+ Portions of the exhibit have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

+    Previously filed.

                                   SIGNATURES

     Pursuant to the requirements to Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing this annual report on Form 20-F and has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        VOTORANTIM CELULOSE E PAPEL S.A.

                                        By: /s/ Valdir Roque
                                            -----------------------------------
                                            Name:  Valdir Roque
                                            Title:  Chief Financial Officer


                                        By: /s/ Raul Calfat
                                            -----------------------------------
                                            Name:  Raul Calfat
                                            Title:  Chief Executive Officer

Date:   July 12, 2002

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