Form 20-F
period 2002-12-31
VOTORANTIM PULP & PAPER INC
filed 2003-06-30
CIK 1110649

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 20-F

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

                         Alameda Santos, 1357, 6th floor
                        01419-908, Sao Paulo, SP, Brazil
                    (Address of principal executive offices)

                              --------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:                           Name of each exchange on which
                                                registered:
Preferred Shares, without par value            New York Stock Exchange*
American Depositary Shares (as evidenced       New York Stock Exchange
 by American Depositary Receipts), each
 representing 500 shares of Preferred Stock
-------------
* Not for trading purposes but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

                              --------------------

          Securities registered or to be registered pursuant to Section
                               12(g) of the Act:

                                      None
                              --------------------

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None
                              --------------------

The number of outstanding shares of each class of stock of Votorantim Celulose e Papel S.A. as of December 31, 2002.

                        21,140,490 Shares of Common Stock
                      17,182,209 Shares of Preferred Stock

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                            Yes /X/      No / /

Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 / /     Item 18 /X/

Please send copies of notices and communications from the Securities and Exchange Commission to:

                            Richard S. Aldrich, Jr.
                            Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022

                                TABLE OF CONTENTS

                                                                           Page


                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................2
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE..............................2
ITEM 3. KEY INFORMATION......................................................2
ITEM 4. INFORMATION ON VCP..................................................14
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................40
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................60
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................65
ITEM 8. FINANCIAL INFORMATION...............................................66
ITEM 9. THE OFFER AND LISTING...............................................72
ITEM 10. ADDITIONAL INFORMATION.............................................74
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........84
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.............89

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................89
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS................................................89
ITEM 15. CONTROLS AND PROCEDURES............................................89
ITEM 16. [Reserved].........................................................90

                                    PART III

ITEM 17. FINANCIAL STATEMENTS...............................................90
ITEM 18. FINANCIAL STATEMENTS...............................................90
ITEM 19. EXHIBITS...........................................................90

                                  INTRODUCTION

          All references in this annual report to:

     o "VCP," "we," "our" and "us" are to Votorantim Celulose e Papel S.A. and its consolidated subsidiaries (unless the context otherwise requires);

     o "Votorantim group" are to the group of companies, including VCP, controlled by the Ermirio de Moraes family;

     o "the Ermirio de Moraes family" are to the families of Antonio Ermirio de Moraes, Ermirio Pereira de Moraes and Maria Helena de Moraes Scripilliti;

     o "Brazilian government" are to the federal government of the Federative Republic of Brazil;

     o "real," "reais" or "R$" are to Brazilian reais, the official currency of Brazil.;

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

     The commercial selling rate is used in this annual report rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this annual report. See "Item 3--Key Information--Selected Financial Data--Exchange Rates" for information regarding exchange rates applicable to the Brazilian currency since 1998.

     We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. Our reporting currency in this annual report for all periods is the U.S. dollar.

     We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp and paper industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from reports published by BRACELPA -- Associacao Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), or Bracelpa, and Valois Vision, which is a monthly report on the pulp markets. In 2002, Bracelpa restated some of the results of its reports relating to 2001 figures, which were used by us in prior annual reports. We have restated these figures in this annual report to reflect those restatements. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

                           FORWARD-LOOKING STATEMENTS


     This annual report includes forward-looking statements, principally in "Item 3D--Key Information--Risk Factors," "Item 4B--Information on VCP--Business Overview" and "Item 5--Operating and Financial Review and Prospects." We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

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

     o ability to successfully undertake expansion projects and manage the engineering, construction and regulatory challenges and costs involved in such projects; and

     o other risk factors as set forth under "Item 3D--Key Information--Risk Factors."

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     We maintain our books and records in reais, which are the basis for our statutory financial statements prepared as prescribed under Law No. 6,404/76, as amended, known as the Brazilian corporate law, and used to determine income taxes and mandatory minimum dividend calculations. The statutory financial statements (not included in this annual report) are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on the Brazilian corporate law, the rules and regulations of the CVM, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil, the Brazilian Institute of Independent Accountants, or IBRACON. We have also prepared consolidated balance sheets at December 31, 2002 and 2001 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the years ended December 31, 2002, 2001 and 2000, all stated in U.S. dollars in accordance with U.S. GAAP. Our U.S. GAAP financial statements are included in this annual report. The selected financial information at and for the year ended December 31, 2002 is derived from our U.S. GAAP financial statements audited by PricewaterhouseCoopers Auditores Independentes, Sao Paulo, Brazil. The selected financial information at and for the years ended December 31, 2001 and 2000 is derived from our U.S. GAAP financial statements audited by Ernst & Young Auditores Independentes S.C., Sao Paulo, Brazil. The selected financial information at and for the years ended December 31, 1999 and 1998 is derived from our U.S. GAAP financial statements.

     The following table presents a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements, including the notes thereto, included elsewhere in this annual report.

                                                                         For the Years Ended December 31,
                                                        -----------------------------------------------------------------------
                                                          2002            2001            2000             1999          1998
                                                          ----            ----            ----             ----          ----
                                                              (U.S. dollars in millions, unless otherwise indicated)
STATEMENT OF INCOME DATA
      Net operating revenue:
      Domestic sales.................................. U.S.$  410     U.S.$   443     U.S.$  537        U.S.$  392   U.S.$  393
      Export sales....................................        199             211            237               196          207
                                                       ----------      ----------     ----------        ----------   ----------
      Total net sales.................................        609             654            774               588          600

      Operating costs and expenses:
      Cost of sales...................................        329             344            371               322          435
      Selling, marketing, general and
      administrative..................................         88              88             91                89          105
      Other operating expenses (income), net..........         15               5              2                 1            3
                                                       ----------      ----------     ----------        ----------   ----------
      Total...........................................        432             437            460               412          543
                                                       ----------      ----------     ----------        ----------   ----------
      Operating profit................................        177             217            314               176           57
                                                       ----------      ----------     ----------        ----------   ----------
      Non-operating income (expenses):
      Financial income, net...........................         14              32             29                13           27
      Foreign exchange losses, net....................        (11)             (8)           (14)              (69)         (54)
      Gain on sale of affiliate.......................         --              --             --                13           --
                                                       ----------      ----------     ----------        ----------   ----------
      Total...........................................          3              24             15               (43)         (27)
                                                       ----------      ----------     ----------        ----------   ----------
      Income before income tax, equity in results
           of affiliates and cumulative effect of
           accounting change..........................        180             241            329               133           30
      Income tax expense..............................         10             (59)           (80)              (35)         (14)
                                                       ----------      ----------     ----------        ----------   ----------
      Income before equity in results of
           affiliates and cumulative effect of
           accounting change..........................        190             182            249                98           16
      Equity income (loss) of affiliates..............       (121)             --             --                 1           (1)
                                                       ----------      ----------     ----------        ----------   ----------
      Income before cumulative effect of accounting
           change.....................................         69             182            249                99           15
      Cumulative effect of accounting change, net
      of tax..........................................         --              10             --                --           --
                                                       ----------      ----------     ----------        ----------   ----------
      Net income...................................... U.S.  $ 69      U.S.$  192     U.S.$  249        U.S.$   99   U.S.$   15
                                                       ==========      ==========     ==========        ==========   ==========
      Net income applicable to preferred stock........ U.S.  $ 32      U.S.$   90     U.S.$  116        U.S.$   45   U.S.$    7
      Net income applicable to common stock...........         37             102            133                54            8
                                                       ----------      ----------     ----------        ----------   ----------

      Net income...................................... U.S.  $ 69      U.S.$  192     U.S.$  249        U.S.$   99   U.S.$   15
                                                       ==========      ==========     ==========        ==========   ==========
Basic earnings per 500 shares (in U.S.
    dollars):(1)
Preferred............................................. U.S. $0.96      U.S.$ 2.65     U.S.$ 3.45        U.S.$ 1.41   U.S.$ 0.21
Common................................................       0.87            2.41           3.13              1.28         0.19

Basic earnings per 1,000 shares (in U.S.
    dollars):(1)
Preferred.............................................       1.91            5.31           6.89              2.81         0.42
Common................................................       1.74            4.83           6.27              2.56         0.38

Weighted average number of shares outstanding
    (in thousands):
Preferred............................................. 17,021,387      16,946,809     16,867,058        15,973,367   16,607,199
Common................................................ 21,140,490      21,140,490     21,140,490        21,140,490   21,140,490

Dividends per 1,000 shares (in U.S.
    dollars):(2)
Preferred............................................. U.S. $0.91      U.S.$ 1.02      U.S.$0.65         U.S.$0.16    U.S.$0.24
Common................................................       0.83            0.93           0.59              0.15         0.22



                                                    -----------------------------------------------------------------------
                                                                        For the Years Ended December 31,
                                                    -----------------------------------------------------------------------
                                                        2002           2001           2000           1999           1998
                                                        ----           ----           ----           ----           ----
                                                                       (U.S. dollars in millions)
BALANCE SHEET DATA
Cash and cash equivalents.......................... U.S.$  90       U.S.$ 172       U.S.$ 489      U.S.$ 176      U.S.$279
Held-to-maturity investments(3)....................       320             364              17            174           269
Property, plant and equipment, net.................       907           1,100             997          1,032         1,496
Investment in goodwill.............................       218             216              --             --            --
Total assets.......................................     1,918           2,321           1,790          1,806         2,416
Short-term debt(4).................................        66              69              74             82            76
Long-term debt, including current portion..........       973             973             455            601           843
Shareholders' equity...............................       767           1,107           1,134          1,019         1,373

                                                    -----------------------------------------------------------------------
                                                                        For the Years Ended December 31,
                                                    -----------------------------------------------------------------------
                                                        2002           2001           2000           1999           1998
                                                        ----           ----           ----           ----           ----
                                                               (U.S. dollars in millions, except for percentages)
OTHER FINANCIAL DATA
Gross margin.......................................    46.0%           47.4%           52.1%          45.2%         27.5%
Operating margin...................................    29.1%           33.2%           40.6%          29.9%          9.5%
Adjusted EBITDA(5)................................. U.S.$228        U.S.$269       U.S.$ 377      U.S.$ 239     U.S.$ 133
Capital expenditures(6)............................      317             309             125             84           120
Acquisition of interest in equity
affiliate(7).......................................       --             370              --             --            --
Goodwill impairment in investee(8)  ...............      136              --              --             --            --
Depreciation and depletion(9)......................       51              52              63             63            76
Cash flow provided by (used in):
   Operating activities............................      185             234             381            205           150
   Investing activities............................     (260)         (1,002)            101            (45)         (349)
   Financing activities............................       36             525            (143)          (180)           51


                                                    -----------------------------------------------------------------------
                                                                        For the Years Ended December 31,
                                                    -----------------------------------------------------------------------
                                                        2002           2001           2000           1999           1998
                                                        ----           ----           ----           ----           ----
OPERATIONAL DATA
Number of employees (at period end)................     3,848          3,767          3,658          3,682         3,840
Nominal production capacity (thousand metric
tons):
   Pulp............................................       850            800            800            800           800
   Paper...........................................       655            655            655            635           635
Sales volumes (thousand metric tons):
Domestic market:
   Market pulp.....................................        82             85            100             84            90
   Paper...........................................       439            437            424            369           306
     Printing and writing..........................       353            357            337            299           239
     Thermal and carbonless........................        55             52             49             43            37
     Other specialty papers(10)....................        31             28             38             27            30
International market:
   Market pulp.....................................       253            258            240            232           177
   Paper...........................................       132            133            105            137           172

----------------------------------------------------------------------------------------------------------------------

(1) Based on the weighted average number of shares outstanding for each period. For additional information on earnings per share, see Note 2(k) to our consolidated financial statements and "Item 5A--Operating Results."

(2) Based on declared cash dividends, which are declared in reais, translated to U.S. dollars on the date of payment and divided by the number of shares outstanding on the date declared.

(3)  Includes current and non-current portions.

(4)  Excludes current portion of long-term debt.

(5) "Adjusted EBITDA" means earnings before financial income, financial expenses, translation (losses) gains, foreign exchange (losses) gains, gain on sale of affiliate, income taxes, equity income (loss) of affiliates, cumulative effect of accounting change, net of tax, depreciation, amortization and depletion. Adjusted EBITDA is a non-U.S. GAAP measurement. This measure does not represent cash flow for the periods presented and should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flows as a source of liquidity. Our Adjusted EBITDA (as defined above) may not be comparable with EBITDA as defined by other companies. Although Adjusted EBITDA (as defined above) does not provide a U.S. GAAP measurement of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts and others in the pulp and paper industry.


     Adjusted EBITDA is calculated as follows:


                                         2002         2001          2000          1999         1998
                                         ----         ----          ----          ----         ----
    Net operating revenue .........       609           654          774           588           600
      Subtract:
      Cost of sales................      (329)         (344)        (371)         (322)         (435)
      Selling and marketing........       (58)          (56)         (58)          (62)          (62)
      General and administrative...       (30)          (32)         (33)          (27)          (43)
       Other operating expenses,
         net.......................       (15)           (5)          (2)           (1)           (3)
      Add:
       Depreciation and depletion..        51            52           63            63            76
    Adjusted EBITDA................       228           269          377           239           133

(6) Represents cash expenditures for acquisition of property, plant and equipment, excluding the investment in Aracruz Celulose S.A.

(7) Includes the excess of the cost of investment in Aracruz Celulose S.A. of U.S.$155 million over the underlying fair value of net assets on the acquisition of a 12.35% interest in the total capital of Aracruz Celulose S.A. Consistent with Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets," this excess has not been amortized.

(8) Pursuant to Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock," we reduced the carrying value of our investment in Aracruz Celulose S.A. to quoted market value at December 31, 2002. This impairment provision of U.S.$136 million (gross of deferred income tax effects of U.S.$46 million) was charged directly to income ("Equity loss of investee").

(9) SFAS No. 142, "Goodwill and Other Intangible Assets," requires that, starting in 2002, goodwill and identifiable indefinite-lived intangible assets no longer be amortized but instead tested for impairment at least annually and that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. As noted in footnote (8) above, all goodwill was written off in 2002.

(10) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.

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

     Responding to pressure on the real, on January 13, 1999 the Central Bank widened the foreign exchange band. Because the pressure did not ease, on January 15, 1999 the Central Bank allowed the real to float. The real reached a low of R$1.4659 on January 15, 1999 and a high of R$3.9552 on October 22, 2002. At June 24, 2003, the commercial market rate for purchasing U.S. dollars was R$2.8616 to U.S.$1.00. We cannot assure you that the real will not appreciate or devalue substantially in the near future. See "Item 5--Operating and Financial Review and Prospects--Overview--Brazilian Economic Environment."

     The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

                                                         Exchange Rate of Reais per U.S.$1.00
--------------------------------------------------------------------------------------------------
Year Ended December 31,                          Low          High     Average(1)      Period-end
-----------------------------------------        ---          ----     ---------       ----------
1998.....................................      1.1165          1.2087     1.1611          1.2087
1999.....................................      1.2078          2.1647     1.8158          1.7890
2000.....................................      1.7234          1.9847     1.8295          1.9554
2001.....................................      1.9357          2.8007     2.3523          2.3204
2002.....................................      2.2709          3.9552     2.9203          3.5333

                                           Exchange Rate of Reais per U.S.$1.00
                                           ------------------------------------
Month Ended                                         Low            High
-----------                                         ---            ----
December 31, 2002..............................   3.4278          3.7980
January 31, 2003...............................   3.2758          3.6623
February 28, 2003..............................   3.4930          3.6580
March 31, 2003.................................   3.3531          3.5637
April 30, 2003.................................   2.8898          3.3359
May 31, 2003...................................   2.8653          3.0277
June (through June 24), 2003...................   2.8491          2.9780

-------------------
Source:  Central Bank.

(1) Represents the daily average exchange rate during each of the relevant periods.


B.   Capitalization and Indebtedness

     Not applicable.

C.   Reasons for the Offer and Use of Proceeds

     Not applicable.

D.   Risk Factors

     We are subject to various risks resulting from changing competitive, economic, political and social conditions that could harm our business, results of operations or financial condition. The risks described below are not the only ones we face.

Risks Relating to VCP and the Pulp and Paper Industry

     The market prices for our products are cyclical.

     The prices we are able to obtain for our products depend on prevailing world prices for market pulp and paper. World prices have historically been cyclical and subject to significant fluctuations over short periods of time, depending on a number of factors, including:

     o    worldwide demand for pulp and paper products;

     o    worldwide production capacity and inventories;

     o    the strategies adopted by major pulp and paper producers; and

     o    the availability of substitutes for our products.

     All of these factors are beyond our control. After reaching a peak of approximately U.S.$700 per ton in the second half of 2000, market pulp prices fell in 2001 to approximately an average of U.S.$400 per ton in the second half of 2001. In the second quarter of 2002, pulp prices increased and reached approximately U.S.$510 per ton, but, at the end of 2002, they decreased to an average of approximately U.S.$470 per ton. The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to fluctuations in pulp prices.

     It is possible that the market prices for pulp and paper will decline further in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner.

     We face significant competition in some of our lines of business, which may adversely affect our market share and profitability.

     The pulp and paper industry is highly competitive. Competitive features within the industry include the following:

     o in the domestic pulp market, we face competition from larger international companies that have greater ability than we do to support strategic expenditures directed to increase market share; and

     o in the international pulp and paper markets, we compete with larger competitors that compared to us have greater financial strength and higher production capacities.

     Traditionally, imports of pulp and paper have not provided substantial competition for us in Brazil, due to, among other factors, logistical costs of and tariff rates on importing those products. If the Brazilian government decreases import tariffs, we may face a sudden increase in competition in the domestic market by foreign producers.

     In addition, most markets are served by several suppliers, often from different countries. Many factors influence our competitive position, including mill efficiency and operating rates, and the availability, quality and cost of wood, energy, water, chemicals and labor. Some of our competitors have greater financial and marketing resources, larger customer bases and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. In addition, downward pressure on the prices of pulp and paper by our competitors may affect our profitability.

     Delays in the expansion of our facilities may affect our costs and results of operations.

     As part of our strategy to increase our international market share and improve our competitiveness through greater economies of scale, we may expand one or more of our production facilities. For example, we recently completed the expansion of our pulp production capacity at the Jacarei mill by 570,000 tons, which raised our total current annual installed pulp production capacity from 850,000 to 1.42 million tons per year. This project is currently in the initial operational phase and we expect it to be fully operational by the end of 2003. The expansion of a production facility involves various risks. These risks include engineering, construction, regulatory and other significant challenges that may delay or prevent the successful operation of the project or significantly increase our costs. Our ability to complete successfully any expansion project on time is also subject to financing and other risks.

     We may be adversely affected because:

     o we may not be able to complete any expansion project on time or within a budget;

     o our new or modified facilities may not operate at designed capacity or may cost more to operate than we expected; and

     o we may not be able to sell our additional production at attractive prices.

     We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds.

     We are subject to stringent environmental laws and regulations in Brazil governing air emissions, effluent discharges, solid wastes, odor and reforestation, and we require permits from governmental agencies for certain of our operations. Changes in these laws and regulations could adversely affect us. If we violate or fail to comply with these laws, regulations and permits, we could be fined or otherwise sanctioned by regulators or our permits could be revoked, and our ability to operate could be suspended or otherwise adversely affected. In addition, noncompliance with these laws, regulations and permits could result in criminal sanctions for us and for our employees. We could also be responsible for related environmental remediation costs, which could be substantial.

     It is possible that governmental agencies or other authorities will pass new laws or impose additional laws and regulations even more stringent than the ones currently in force or will seek a more stringent interpretation of existing laws and regulations that would require us to spend additional funds on environmental compliance or limit our ability to operate as we currently do. In addition, these actions could increase the costs associated with renewing existing permits or applying for new ones. There can be no assurance that these additional funds or costs will not be material or that existing permits will be renewed.

     Our insurance coverage may be insufficient to cover our losses, including in cases of damage to our forests.

     Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our mills caused by fire, general third-party liability for accidents and operational risks and international and domestic transportation. However, we do not maintain insurance coverage against fire, disease and other risks to our forests. In each of the past three years, forest fires have resulted in damage to less than 0.13% of our total planted area. The occurrence of losses or other liabilities that are not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs.

     If we are unable to manage potential problems and risks related to acquisitions and alliances, our business and growth prospects may suffer. Some of our competitors may be better positioned to acquire other pulp and paper businesses.

     We may, as part of our business strategy, acquire other businesses in Brazil or elsewhere or enter into alliances. Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including our ability to identify acquisitions and negotiate, finance and close transactions. Even if we complete future acquisitions:

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

     Our failure to integrate new businesses or manage new alliances successfully could adversely affect our business and financial performance. Furthermore, the world pulp and paper industry is undergoing consolidation, and many companies compete for acquisition and alliance opportunities in our industry. Some of our competitors have greater financial and other resources than we do. This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary for the expansion of our business. In addition, any major acquisition we consider may be subject to regulatory approval. We may not be successful in obtaining required regulatory approvals on a timely basis or at all.

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

     We engage in, and expect from time to time in the future to engage in, commercial and financial transactions with our controlling shareholders or their affiliates. Commercial and financial transactions between our affiliates and us create the potential for, or could result in, conflicts of interests. For a discussion of certain related party transactions, see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions."

     We rely on third parties for some of our technology.

     We rely on third parties for the technology that we use to make some of our value-added paper products. For example, Oji Paper Co., Ltd. of Japan, or Oji Paper, has granted us the right to use its technology to manufacture and sell certain carbonless and thermal papers in Brazil and to sell these products in some other countries. Our agreement with Oji Paper is scheduled to expire on October 3, 2004. Although we have no reason to believe that Oji Paper will not allow us to renew this agreement on commercially reasonable terms, Oji Paper is not obligated to do so. If a third-party licensor of technology that we use refused to continue licensing its technology to us, our results of operations could be adversely affected.

     Various other risks could have a material adverse effect on our financial results.

     Our operations are subject to various other risks affecting our forests and manufacturing processes, including fire, drought, disease, climate changes, strikes, port closings, shipping costs, electrical failures and factory explosions, which could have a material adverse effect on our financial results.

Risks Relating to Brazil

     Brazilian economic and political conditions have a direct impact on our business and the market price of our preferred shares and ADSs.

     Our operations are conducted in Brazil, and, in 2002, we sold approximately 58% by volume of our products to Brazilian customers. Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions in Brazil. Brazil's gross domestic product grew by 0.2% in 1998, 0.8% in 1999, 4.4% in 2000, 1.5% in 2001 and 1.4% in 2002. However, we cannot assure you that gross domestic product will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil's growth rates and, consequently, the consumption of pulp and paper. As a result, these developments could impair our business strategies, financial condition or results of operations.

     In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government's actions to control inflation and institute other policies have included wage and price controls, currency devaluations, capital controls, and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:


     o    currency fluctuations;

     o    inflation;

     o    price instability;

     o    energy policy;

     o    interest rates;

     o    tax policy; and

     o other political, diplomatic, social and economic developments in or affecting Brazil.

     At the end of 2002, Brazil elected a new president from the Workers' Party, Luis Inacio Lula da Silva, known as Lula. In the period leading up to and following his election, there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets and the continued devaluation of the real. Although the new government has not yet departed in any material way from previous policies, it is premature to determine what policies might be implemented, whether these policies will be effective, and how investors and the capital markets will react to them. Any substantial negative reaction to the policies of the Brazilian government could adversely affect our business, operations and the market price of our preferred shares and ADSs.

     Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     Brazil has historically experienced extremely high rates of inflation. Inflation itself and certain governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy. Our cash costs and operating expenses are substantially all in reais and tend to increase with inflation in Brazil because our suppliers and providers generally increase prices to reflect the depreciation of the value of the real. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of inflation in Brazil increases more rapidly than the rate of appreciation of the U.S. dollar, then our operating expenses, as expressed in U.S. dollars, may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase. See "Item 5--Operating and Financial Review and Prospects--Overview--Brazilian Economic Environment."

     Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our preferred shares and ADSs.

     Because a significant portion of our revenues and assets is denominated in reais and we have U.S. dollar-denominated debt and other liabilities, we may be adversely affected by any future devaluations of the real against the U.S. dollar. The Brazilian currency has been devalued periodically during the last four decades. See "Item 3--Key Information--Selected Financial Data--Exchange Rates."

     Our cash costs and operating expenses are substantially all in reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the real. If the rate of inflation in Brazil increases more rapidly than the rate of appreciation of the U.S. dollar against the real, then our operating expenses, as expressed in U.S. dollars, may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, any significant devaluation of the real would produce exchange losses on unhedged debt denominated in foreign currency.

     The real devalued against the U.S. dollar by 9.3% in 2000. During 2001, the real experienced a period of significant devaluation, due in part to the economic and political uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. In 2001, the depreciation of the real relative to the U.S. dollar totaled 18.7%. In 2002, the depreciation of the real relative to the U.S. dollar totaled 52%, due in part to the continued economic and political uncertainties in emerging markets and the global economic slowdown. From January 1, 2003 through May 31, 2003, the real appreciated 16%.

     The Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. At the present time, it is not possible to predict whether the Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian government's exchange rate policies may have on us. We cannot assure you that the Brazilian government will not in the future impose a band within which the real/U.S. dollar exchange rate could fluctuate or set a fixed exchange rate, and what impact such an event might have on our operations.

     Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. They generally curtail access to foreign financial markets and may require government intervention, including recessionary governmental policies. See "--Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets." Devaluations also reduce the U.S. dollar value of distributions and dividends on the ADSs and the market price of our preferred shares and ADSs.

     In addition, political and economic uncertainty resulting from the new president elected in October 2002 may have an adverse effect on the Brazilian financial and capital markets, including the foreign exchange market. See "--Brazilian economic and political conditions have a direct impact on our business and the market price of our preferred shares and ADSs."

     Developments in other emerging markets, including Argentina and Venezuela, may adversely affect the market price of our preferred shares and ADSs.

     The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.

     For example, in 2001 after a prolonged recession followed by political instability, the Argentine government announced that it would no longer continue to service its public debt. In order to address the deteriorating economic and social conditions, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the peso to float to market rate levels. In 2002, the Argentine peso experienced a 237% devaluation against the U.S. dollar. The situation in Argentina has negatively affected investors' perceptions of Brazilian securities.

     The recent political crisis in Venezuela may also influence investors' perception of risk in Brazil. If market conditions in Argentina and Venezuela continue to deteriorate, they may adversely affect our ability to borrow funds at a favorable interest rate or to raise equity capital when and if there is a need. Adverse developments in Argentina, Venezuela or in other emerging market countries could lead to a reduction in both demand and the market price for our preferred shares and ADSs.

Risks Relating to Our Preferred Shares and ADSs

     Exchange controls and restrictions on remittances abroad may adversely affect holders of our ADSs.

     You may be adversely affected if the Brazilian government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of the real into foreign currencies. The government imposed remittance restrictions for approximately three months in 1989 and early 1990. These restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure you that the government will not take similar measures in the future. Holders of our ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the preferred shares underlying the ADSs. In such case, our ADSs depositary will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

     An exchange of ADSs for preferred shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

     The ADSs benefit from the certificate of foreign capital registration, which permits The Bank of New York, as Depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the Depositary's certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration or unless they qualify under Resolution No. 2,689 of the Central Bank, dated January 26, 2000, known as Resolution 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

     If holders of ADSs do not qualify under Resolution 2,689, they will generally be subject to less favorable tax treatment on distributions with respect to our preferred shares. There can be no assurance that the Depositary's certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

     The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.

     Investments in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries including Brazil involve a higher degree of risk than investing in securities of issuers from more developed countries.

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. These features may substantially limit holders' ability to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so. The Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately U.S.$124 billion as of December 31, 2002, and an average monthly trading volume of approximately U.S.$4.1 billion in 2002. In comparison, the NYSE had a market capitalization of U.S.$9.7 trillion as of December 31, 2002, and an average monthly trading volume of approximately U.S.$859 billion for 2002.

     There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 46.8% of the aggregate market capitalization of BOVESPA as of December 31, 2002. The top ten stocks in terms of trading volume accounted for approximately 56.5% of all shares traded on BOVESPA.

     Because we are subject to specific rules and regulations as a Brazilian company, holders of our ADSs have fewer and less well defined shareholders' rights than investors in U.S. companies.

     Our corporate affairs are governed by our by-laws and the Brazilian corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in certain other jurisdictions outside Brazil. In addition, your rights or the rights of holders of the preferred shares under the Brazilian corporate law to protect your interests relative to actions taken by our board of directors or the holders of common shares may be fewer and less well defined than under the laws of other jurisdictions outside Brazil.

     Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the securities markets in the United States or certain other jurisdictions. For example, certain provisions of the U.S. Sarbanes-Oxley Act of 2002 that apply to U.S.

companies do not apply to us. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well developed and enforced in Brazil than in the United States, potentially disadvantaging holders of our preferred shares and ADSs. When compared to Delaware general corporation law, the Brazilian corporate law and practice have less detailed and less well established rules and judicial precedents relating to the review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties and sale-of-business transactions. In addition, shareholders must hold 5% of the outstanding share capital of a corporation to have the necessary standing to bring shareholders' derivative suits. Shareholders ordinarily do not have standing to bring a class action.

     Also, in accordance with Brazilian corporate law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders except in limited circumstances. See "Item 10--Additional Information--Memorandum and Articles of Association."

     You may be unable to exercise preemptive rights with respect to our preferred shares.

     You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available and the ADS Depositary determines to make the rights available to you. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the ADS depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse. See "Item 10--Additional Information--Exchange Controls--Preemptive Rights."

ITEM 4. INFORMATION ON VCP

A.   History and Development of VCP

     We are incorporated under the laws of the Federative Republic of Brazil under the name Votorantim Celulose e Papel S.A., as a corporation with unlimited duration. We have the legal status of a sociedade por acoes, or a stock corporation, operating under the Brazilian corporate law. Our principal executive offices are located at Alameda Santos, 1357, 6th floor, 01419-908, Sao Paulo, SP, Brazil (telephone: 55-11-3269-4168/4261). Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

     Currently, our industrial facilities consist of two integrated pulp and paper mills, Jacarei and Luiz Antonio, and two facilities exclusively dedicated to paper production, Piracicaba and Mogi das Cruzes, all located in the state of Sao Paulo. At December 31, 2002, our installed capacity was 850,000 tons per year of pulp and 655,000 tons per year of coated, uncoated and specialty papers. Approximately 77% of our paper sales volume and 24% of our pulp sales volume is sold to the domestic market.

     We also have a paper distribution division, KSR, with an extensive product line, including graphic papers and products. We have an automated, modern warehouse system that permits efficient distribution and that is supported by a specialized transportation fleet for deliveries throughout Brazil.

     We began our activities in 1988 when the Votorantim group purchased Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the state of Sao Paulo. We began production in 1991 after expanding and modernizing our facilities. In September 1992, the Votorantim group purchased Industrias de Papel Simao S.A., or Papel Simao. In 1995, Celpav became a subsidiary of Papel Simao, and Papel Simao changed its name to Votorantim Celulose e Papel S.A. We later transferred our operating assets to Celpav and, in July 1999, Celpav was merged into VCP.

     In 1991, our annual capacity was 350,000 tons per year of pulp and 280,000 tons per year of paper. With the acquisition of Papel Simao, the Votorantim group added 220,000 tons of pulp and 250,000 tons of paper to the annual pulp and paper production capacity, respectively. Following the acquisition of Papel Simao, the Votorantim group's combined pulp and paper operations constituted the third largest in Brazil in terms of sales. We further increased our pulp production capacity by 230,000 tons in 1996 with the addition of a new pulp production line at the Jacarei mill. We also added a new coater in 1996 at the Piracicaba mill, which increased our annual production capacity of thermal and carbonless paper to 40,000 tons per year, while further production optimizations in 2001 raised the production capacity by 50,000 tons of pulp per year. Our annual production capacity of coated paper increased to 175,000 tons per year with the addition of a new coater at the Jacarei mill in 1997 and the addition of a new on-line coater at the Piracicaba mill in 1998. As a result of these additions, our paper production capacity reached 655,000 tons per year in 2002.

     On December 29, 1999, we sold our 51% stake in Industria de Papel de Salto Ltda., or Salto, to Arjo Wiggins Participacoes e Comercio Ltda., a subsidiary of Arjo Wiggins S.A., a French company, for a cash payment of U.S.$23 million. Salto produced security, industrial and other specialty papers, including paper used for bank notes, checks, identification cards, vouchers and bibles. Under the terms of the sale agreement, we are obligated to indemnify Arjo Wiggins against certain losses in excess of amounts recorded. Our obligation, however, is limited to R$22 million (approximately U.S.$6 million at the exchange rate on December 31, 2002) until 2005. To date, we have not paid any amounts under this indemnification provision, and we believe any amounts paid will not be significant. We realized a gain of U.S.$13 million on this sale.

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

     On August 14, 2000, our board of directors approved the Jacarei expansion, which has expanded the pulp production capacity at our Jacarei mill by approximately 570,000 metric tons, raising our total current annual installed capacity from 850,000 to 1.42 million metric tons per year in 2003. The Jacarei expansion project included reforestation projects, which were completed at the same time as the Jacarei expansion. For the year ended December 31, 2002, we had invested U.S.$227 million in the Jacarei expansion, and we expect to invest approximately U.S.$66 million in 2003. The government-owned development bank, Banco Nacional de Desenvolvimento Economico e Social--BNDES, or BNDES, has disbursed R$336 million as of March 31, 2003 to finance part of our investment in the Jacarei expansion. See "Item 4--Information on VCP--Property, Plant and Equipment--Jacarei Expansion."

     On November 1, 2001, we purchased 28.0% of the voting shares (representing 12.35% of the total capital) of Aracruz Celulose S.A., or Aracruz, from the Mondi Group, for approximately U.S.$370 million. Aracruz is a Brazilian pulp exporter whose ADSs trade on the New York Stock Exchange under the symbol "ARA." We acquired our interest in Aracruz in order to increase our exposure to the international pulp market, and we accounted for this investment under the equity method. We financed this acquisition with a bridge loan in the amount of U.S.$370 million in 2001, which was refinanced in May 2002 with a U.S.$380 million syndicated loan. See "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Debt." Our acquisition of 28% of Aracruz's voting shares is still subject to approval by the Conselho Administrativo de Defesa Economica, known as CADE, the Brazilian antitrust regulator. CADE could impose conditions on the acquisition or on our involvement with Aracruz or could require us to divest the acquisition, although we do not believe a divestiture order or any imposition of conditions is likely. We believe that the CADE approval will be forthcoming. Pursuant to a U.S. GAAP requirement, we reduced the book value of our investment in Aracruz to market price value at December 31, 2002. The impairment provision of U.S.$136 million (gross of deferred income tax effects of U.S.$46 million) was determined based on the market price of U.S.$18.56 for the Aracruz ADRs on December 31, 2002, and it was charged directly to income.

     We do not expect to have significant operational involvement at Aracruz at this time. A subsidiary of ours became a party to the Aracruz shareholders' agreement, along with BNDESPAR, the Lorentzen Group and the Safra Group. Under the shareholders' agreement, our subsidiary is entitled to and has appointed three directors to the Aracruz board of directors, which currently consists of ten directors. The shareholders' agreement, which expires in 2008, provides that the maximum number of shares of voting stock of Aracruz to be held by any party to the shareholders' agreement may not exceed 28% of the total outstanding shares of voting stock of Aracruz. In addition, the shareholders' agreement requires that each person or entity who acquires shares of voting stock of Aracruz from any of the parties to the shareholders' agreement become a party to such agreement.

     On December 1, 2001, VCP Exportadora e Participacoes S.A., or VCP Exportadora, indirectly acquired VCP North America Inc., incorporated in Delaware, United States, or VCP North America, and VCP Trading N.V. incorporated in Curacao, or VCP Trading, from Votorantim International Holding N.V., for U.S.$50,000 and U.S.$30,000, respectively, for the purpose of centralizing our commercial operations in VCP Exportadora.

     On January 2, 2002, we created VCP Florestal S.A., a wholly owned subsidiary of VCP, which assumed all of our assets and liabilities relating to our forestry activities.

     On March 1, 2002, we created VCP Overseas Holding KFT, or VCP Overseas, a Hungarian company owned by VCP Exportadora (97%) and VCP (3%), for the purpose of its becoming a holding company of our European operations and the focus of our trading operations.

     On June 11, 2002, VCP filed a registration statement on Form F-3 (Registration No. 33-90262) with the U.S. Securities and Exchange Commission, or the Commission, relating to a proposed global secondary offering by BNDES of 4,321,999,000 preferred shares, a portion of which would be represented by ADSs. At the end of June 2002, BNDES decided to postpone the offering, due to market conditions.

Capital Expenditures

     Our capital expenditures totaled U.S.$317 million in 2002, U.S.$679 million in 2001 (including U.S.$370 million to acquire our 12.35% interest of the total capital of Aracruz), and U.S.$125 million in 2000. During the past two years, we have invested principally in our capacity expansion projects at the Jacarei mill.

     We do not have specific capital expenditure plans for future expansion projects. The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

                                                                           For the years ended December 31,
                                                                     ---------------------------------------
                                                                         2002         2001         2000
                                                                     ------------- ------------ ------------
                                                                              (in U.S.$ millions)
Jacarei expansion..................................................    U.S.$ 227   U.S.$  206   U.S.$   --
Other increase in pulp production..................................          --            --           40
Increase in coated paper production................................          --            --           20
Increase in thermal and carbonless paper production................          --            --            1
Forests (includes land purchase)...................................           37           37           29
Improvements/modernization.........................................           19           24           --
Acquisition of equity participation in Aracruz.....................           --          370           --
Other (includes maintenance and information technology)............           34           42           35
                                                                     ------------- ------------ ------------
     Total.........................................................    U.S.$ 317   U.S.$  679   U.S.$  125
                                                                     ============= ============ ============

     As part of our capital investment program for 2003, we intend to invest U.S.$220 million for several projects, including the initial operational phase of the expanded Jacarei facility. The following table shows the estimated breakdown of planned capital expenditures during 2003, which is expected to be financed by cash generated from operations, by existing cash and/or by special lines of credit denominated in reais from BNDES:

                                                              U.S.$ in millions
 Jacarei expansion.........................................      $     66
 Forests (includes land purchase)..........................            64
 Improvements/modernization................................            34
 Other (includes maintenance and information technology)...            56
                                                             ------------------
      Total................................................       $   220
                                                             ==================

     As part of our strategy to increase our international pulp market share and improve our competitiveness through greater economies of scale, we expanded our pulp production capacity at the Jacarei mill by approximately 570,000 tons, raising our total current annual installed capacity from 850,000 metric tons to
1.42 million metric tons per year, for a total cost of approximately U.S.$498 million. Approximately U.S.$370 million was funded with internal cash flows and U.S.$130 million was funded by lines of credit from BNDES. The project is in the initial operational phase, and we expect it to be fully operational by the end of 2003. The Jacarei expansion project included reforestation projects at the Jacarei mill, which were completed at the same time as the expansion project. In 2002, we invested U.S.$227 million in the Jacarei expansion. BNDES has disbursed U.S.$70 million of its $200 million commitment in connection with the Jacarei expansion.

B.   Business Overview

     We are one of the largest pulp and paper products companies in Brazil and the leading Brazilian producer of wood-free printing and writing papers and specialty papers in terms of net sales and total assets, according to Bracelpa. We produce eucalyptus pulp, which is a high-quality variety of hardwood pulp. In 2002, we sold approximately 40% of our pulp production to third parties, and we use the remainder internally to manufacture a wide range of printing and writing paper products, including coated and uncoated printing and writing papers, thermal papers, carbonless papers and other specialty papers. Exports account for a significant portion of our revenues. In 2002, we sold 42% of our pulp and paper tonnage outside of Brazil.

Operations

     In 2002, we produced 823,162 tons of eucalyptus pulp compared to 807,761 tons in 2001 and 798,917 tons in 2000. In 2002, we sold 334,342 tons of this production as market pulp to third-party producers and we used the remainder to manufacture paper products. Our production and related U.S. dollar-based exports of pulp also increased during 2002. In 2002, our sales volume of market pulp outside Brazil totaled 76% of our market pulp tonnage, compared to 75% in 2001 and 71% in 2000. In 2002, we sold approximately U.S.$130 million of market pulp compared to U.S.$143 million in 2001 and U.S.$207 million in 2000. Our market pulp revenues decreased in 2002 as compared to 2001 and in 2001 as compared to 2000 due to the significant reduction in the average international price of pulp.

     In 2002, our sales volume of paper products increased to 571,302 tons from 569,398 tons in 2001 and 529,523 tons in 2000. However, our revenues from paper products decreased to U.S.$479 million in 2002 from U.S.$511 million in 2001 and from U.S.$567 million in 2000 primarily due to the effect of the translation of the prices in reais to U.S. dollars. Uncoated and coated printing and writing paper sales accounted for 75% of our total paper products revenues in 2002. The remainder of our revenues from paper products in 2002 was made up of sales of thermal and carbonless paper, accounting for 18% of paper sales, and sales of other specialty paper, accounting for 7% of paper sales. Our printing and writing papers are used for a variety of business supplies, including notebooks, books, continuous forms, labels, brochures and magazines. Our estimated market share in Brazil in 2002 was 40% for coated papers and 21% for uncoated papers. We sold 23% of our total printing and writing paper sales volume outside of Brazil in 2002. Since 1995, our production and sales of higher-margin chemical papers has been increasing both in real terms and as a proportion of our total paper production and sales.

     Our total sales volume was 905,644 tons in 2002, representing a 1% decrease from 2001. Net revenues decreased 7% to U.S.$609 million as a result of the price decrease in U.S. dollars due to the devaluation of the real, the lower international prices of pulp and decreases in volume production. The lower average price of pulp and paper more than offset the better mix of products sold in 2002.

     There was a decrease in domestic market paper consumption in 2001 for the first time in the last seven years, due to the Brazilian economic slowdown resulting from domestic factors, such as the energy rationing program and external factors such as the Argentine crisis, high exchange rate volatility, the terrorist attacks in the United States on September 11, 2001 and the general global economic slowdown. In 2002, the domestic market paper consumption remained low due to the worldwide financial, economic and political crisis, which also affected Brazil's economic situation. Brazil's economy was also affected by the Argentine crisis. Paper consumption in Brazil decreased as a consequence of those factors.

     In 2002, 58% of the volume and 67% of the revenues of our total sales came from the domestic market compared to 57% and 68%, respectively, in 2001. In the pulp market, the export market was responsible for 76% of both the sales volume and revenues. In the paper market, the export market was responsible for 23% of the sales volume and 21% of revenues.

     The table below sets forth the percentages of our net revenues and volume in 2002 that correspond to the domestic and export markets and the breakdown by product:

                                            For the year ended Decmeber 31, 2002
                                            ------------------------------------
                                             Domestic                   Export
                                             --------                   ------
                                                      (in percentages)
Revenues:
         Paper.........................        79%                        21%
         Pulp..........................        24%                        76%
Volume
         Paper.........................        77%                        23%
         Pulp..........................        24%                        76%

Our Ownership Structure

     We are part of the Votorantim group, one of the largest privately held Brazilian conglomerates. The Votorantim group was founded in 1918 by Senator Jose Ermirio de Moraes and is controlled by the Ermirio de Moraes family. The three core businesses of the Votorantim group are cement, metals, and pulp and paper. In 2002, pulp and paper accounted for approximately 17% of the Votorantim group's net operating revenues as measured under the Brazilian corporate law accounting principles. The Votorantim group is also involved in other industries, including financial services, chemicals and agribusiness.

     The following chart shows our ownership structure as of March 31, 2003:

|------------------|  |-----------------| |------------------| |---------------|
|     BNDESPAR     |  |   VOTORANTIM    | |   FREE FLOAT     | |  TREASURY     |
|  33.7% preferred |  |     GROUP       | |  60.4% preferred | | 0.9% preferred|
|    0% voting     |  |  5.0% preferred | |   0% voting      | |  0% voting    |
|    15.1% total   |  |  100.0% voting  | |  27.1% total     | |  0.4% total   |
|                  |  |   57.4% total   | |                  | |               |
|------------------|  |-----------------| |------------------| |---------------|
        |                    |                    |                    |
        |____________________|____________________|____________________|
              |
              |
              |
              |                                     |----------------------|
|--------------------------------------|            | Preferred Shares     |
|[VOTARANTIM LOGO]Celulose e Papel(1)  | ------->   | Traded on Bovespa    |
|                                      |            |     and NYSE         |
|--------------------------------------|            |      (ADSs)          |
                                                    |----------------------|



----------------------
1 Our immediate parent company is Votocel Filmes Flexiveis Ltda., or Votocel, which is directly controlled by Votorantim Participacoes S.A., or VPAR, and which in turn is ultimately controlled by Hejoassu Administracao Ltda., or Hejoassu. Hejoassu is controlled by the Ermirio de Moraes family.

Our Business Strategy

     We intend to focus on steady and sustained growth, building on our competitive strengths in order to become a leader in the international pulp market and to maintain our strong position in the Brazilian printing and writing paper market. Our strategy is mainly to:

o    expand our presence in the international pulp market;

o maintain our leadership position in the growing regional market for wood-free printing, writing, copying and specialty papers;

o    shift our paper sales mix toward higher-margin products;

o    increase operating efficiencies; and

o expand our production capacity through both mill expansion and strategic acquisitions to meet increased demand in both the domestic and export markets.

     Expand our presence in the international pulp market

     We intend to take advantage of our competitive strengths to increase our market share in the international pulp market. In 2002, we sold approximately 76% of our market pulp tonnage outside of Brazil (a slight increase from 75% in 2001), compared to 2% in 1996 when we began exporting. The high forest yields due to climate and soil conditions in Brazil, the short harvest cycle, the high productivity and sustainability of our forest operations and our use of cloning methods are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market. Our investment in Aracruz in 2001 and our Jacarei expansion in 2002 reinforce our presence in the international pulp market.

     Maintain our leadership position in the growing regional market for wood-free printing, writing, copying and specialty papers

     We are currently a market leader for coated wood-free printing and writing papers, with a 40% market share in Brazil. We also have a strong position in the market for uncoated printing and writing paper, with a 21% market share in Brazil. We expect domestic demand to grow significantly over the next few years. We are also increasing sales in our new line of coated cut-size papers launched in 2000, which allows for high-quality and high-resolution printing and is targeted at small businesses and home offices. In order to consolidate our market position, we focus on long-term relationships with our customers by seeking to increase our understanding of our customers and their industries and to tailor our products to the customer's specific needs. We increased our cut-size capacity in the Luiz Antonio mill to be able to meet the demand for the product in both domestic and international markets.

     Shift our paper sales mix toward higher-margin products

     We believe that an improved product mix with more value-added products can increase operating margins even if average paper prices do not improve significantly. In addition, these products are less subject to cyclical price variations. Therefore, we seek to increase our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers; our sales of these papers increased to approximately 46% of our net paper sales in 2002, from approximately 33% in 1997. We are producing higher margin products to replace products that Brazilian consumers previously had to import, such as labels for beer and soft drinks.

     We have developed our production facilities for thermal and carbonless papers through an alliance with a leading producer in the area, Oji Paper, which allows us to benefit from Oji Paper's technology. We expect to continue to benefit from an increase in domestic demand, as well as to gain market share from imports of coated and specialty papers, which have become less competitive due principally to the continuous devaluation of the real since January 1999. We also will continue to work closely with our customers to develop new products.

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

     Expand our production capacity through both mill expansion and strategic acquisitions to meet increased demand in both the domestic and export markets

     We intend to further increase our production capacity through both the expansion of existing facilities (including the Jacarei expansion) and strategic acquisitions.

     The Jacarei expansion has increased the annual pulp production capacity at the Jacarei mill by approximately 570,000 tons. For a more complete description of the Jacarei expansion, see "Item 4--Information on VCP--Property, Plant and Equipment--Jacarei expansion."

     Between 1994 and 2002, the average annual rate of paper consumption in Brazil increased by 5.8% per year. In recent years, there has been a marked increase in paper consumption in Brazil. We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time. We increased our pulp production capacity through our U.S.$500 million expansion project at our Jacarei mill to a production capacity of 1.42 million tons annually. Through December 31, 2002, we had invested U.S.$432 million in this project, and we expect it to be fully operational by the end of 2003. We also closely monitor developments in the Brazilian and global pulp and paper industry. We continue to pursue growth opportunities to create value for our shareholders through strategic acquisitions, and we intend to participate in the continuing consolidation among pulp and paper producers, both domestically and internationally.

Our Products

     We produce a variety of pulp and paper products. We produce pulp both for sale (market pulp) and for use in our paper production. We sell hardwood bleached market pulp to the Brazilian domestic market and to the export market. We produce coated and uncoated printing and writing paper, carbonless, thermal and other specialty papers. Within the printing and writing paper category, we produce cut-size, folio-size, and rolled products. The following table sets forth the breakdown of our sales revenues by year:

                                               For the Years ended December 31,
                                            ------------------------------------
                                                 2002         2001        2000
                                                 ----         ----        ----
    Pulp ..................................       21%          22%         27%
    Paper:
         Printing and writing..............       60%          59%         54%
         Thermal and carbonless............       14%          13%         12%
         Other specialty papers............        5%           6%          7%

     Pulp

     Production

     We produced 823,162 tons of eucalyptus pulp in 2002 compared with 807,761 tons in 2001. The following table sets forth our total hardwood pulp production, total Brazilian hardwood pulp production and our hardwood pulp production as a percentage of total Brazilian pulp production for the years ended December 31, 2002, 2001 and 2000:

                                                  2002         2001        2000
                                                  ----         ----        ----
VCP's production (in tons)......................   823,162     807,761      798,917
Total Brazilian production (in tons)............ 6,018,581   5,500,118    5,539,258
VCP's production as percentage of total
  Brazilian production..........................     13.7%       14.7%        14.4%

------------
Sources:  Bracelpa and VCP.

     The pulp production process traditionally involved the use of elementary chlorine. In recent years, demand for pulp that is bleached with little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water. As a result, we have increasingly used the elementary chlorine-free method, or ECF, which uses a reduced amount of chlorine, and the total chlorine-free method, or TCF, in our production of pulp. ECF and TCF are bleaching processes that do not utilize elementary chlorine and chlorine chemical compounds, respectively. The ECF process involves the use of oxygen, chlorine dioxide, caustic soda, hydrogen peroxide, ozone, talc, magnesium sulfate and sulfuric acid, while the TCF process involves the use of oxygen, ozone, caustic soda, hydrogen peroxide, magnesium sulfate and sulfuric acid. In addition, we have developed a bleaching process referred to as Votorantim chlorine-free, or VCF pulp, which utilizes a smaller amount of chlorine chemical compound than the ECF process, but is not as costly as the TCF process. In 2002, approximately 80% of our pulp was produced without the use of elementary chlorine.

     Sales

     In 2002, we sold 334,342 tons of bleached pulp as market pulp to third parties in the domestic market and outside of Brazil. We had a 16% share of the Brazilian domestic market for bleached hardwood pulp in 2002. In recent years, however, we have sought to increase significantly our sales of market pulp outside of Brazil. In 2002, approximately 76% of our market pulp sales volume was to customers located outside of Brazil. The following table sets forth our net sales of pulp to the export market by geographic region for the years ended December 31, 2002, 2001 and 2000:


                                          2002                     2001                       2000
                                  ----------------------  -----------------------   ----------------------
                                   Tons       % of Total   Tons       % of Total      Tons      % of Total
                                  ---------- -----------  ---------- -----------    ---------- -----------

North America................     103,736        41.1 %     98,590      38.3%        88,903        37.0%
Europe.......................     108,520        42.9       97,263      37.8        115,333        48.0
Asia.........................      40,323        15.9       61,655      23.9         36,042        15.0
Africa.......................          65         0.1           --       --             --          --
                                  -------       -----      -------     -----        -------       -----
Total Exports................     252,644       100.0 %    257,508     100.0%       240,278       100.0%
                                  =======       =====      =======     =====        =======       =====

     In 2002, Fabrica de Papel Santa Therezinha S.A. and Arjo Wiggins Ltda. were our largest domestic customers of pulp, and Kimberly-Clark Corporation, M-real and Georgia-Pacific were our largest customers of pulp outside of Brazil. Demand for our pulp has generally exceeded our production capacity even during cyclical downturns of the pulp industry, and, according to a study conducted in November 2002 by Hawkins Wright, an independent international consulting firm, the projected average demand growth in the world for bleached eucalyptus kraft pulp, or BEKP, is 5.4% per year from 2001 to 2006, while the total white pulp (including BEKP) projected average growth is 1.8% per year in the same period.

     We have long-term sales contracts with substantially all of our customers, in the domestic and the export markets. These contracts generally provide for the sale of our market pulp production at prices announced each month. These prices may vary among the different geographic areas in which our customers are located. Usually the price arrangements under our long-term contracts are consistent with prices for our other sales within the same region and follow the established list price of BEKP announced by major global pulp producers. The sales contracts provide for early termination in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration.

     Paper

     Our paper products can be divided into three major categories:

     o    coated and uncoated printing and writing papers;

     o    carbonless and thermal papers; and

     o    other specialty papers.

     The production and sale of printing and writing papers were our major lines of business in 2002, accounting for approximately 75% of our total net paper sales and 97% of our paper exports during that year. The following table provides a brief description of our principal paper products and lists the facilities where they are produced:

Product                                                        Description                            Facility

Coated printing and writing paper.........    Coated free sheet paper used for labels,                Jacarei
                                              self-adhesive, flexible packaging markets and           Piracicaba
                                              publishing sector (magazine, book and
                                              catalogue) inserts, brochures and other
                                              publications; pioneer line of coated cut-size
                                              paper for small/home office market designed
                                              for printing of high-resolution and
                                              high-quality images; coated paper to be used
                                              on labels for plastic PET soft drink
                                              packaging.

Uncoated printing and writing paper.......    Uncoated free sheet paper in reels, sheets              Luiz Antonio
                                              and cut-size designed for maximum performance           Jacarei
                                              in photocopying machines and laser and inkjet
                                              printers, and alkaline offset paper.

Carbonless paper..........................    Used to produce multi-copy forms for credit             Piracicaba
                                              card receipts, invoices and other
                                              applications in place of traditional carbon
                                              paper.

Thermal paper.............................    Traditionally used in fax machines; new                 Piracicaba
                                              applications include supermarket
                                              receipts, bar code labels, toll
                                              tickets, water and gas bills and
                                              receipts for ATMs and credit card
                                              machines.

Other specialty papers....................    Our specialty papers include art paper for              Mogi das Cruzes
                                              catalogues, folders, letters, envelopes, etc.


     Production

     Production of paper is a multi-stage process, which begins with the production of its principal raw material, pulp, from wood. Throughout the production process from wood to paper, various pulp and paper products are produced that may be converted internally into value-added products or sold.

     We employ advanced, automated harvesting equipment in our forests. On easily accessible terrain, the harvesting process involves a feller-buncher that cuts and gathers a number of trees and lays them in bundles in the forest. Branches are removed by advanced equipment. A skidder then carries the trees to a track area, where a log cutter removes the tops, cuts the trees into logs and loads the logs on trucks for transportation to the mill. On difficult terrain, a harvester cuts, de-limbs and debarks the trees, then cuts them into logs and stacks them in bundles in the forest. A forwarder carries the bundles to a loading area, where a loader loads the logs on trucks for transportation to the mill. Recently, we acquired a simulator to train harvest equipment operators, which lowers the number of hours dedicated to employee training, in addition to reducing equipment-operating time.

     The logs are transported by truck from the forests. The logs are then taken by conveyor belt to be debarked and chipped. The chips are sent to digesters, where they are mixed with chemicals and cooked under pressure. During this process, lignin and resins are removed from the wood. The removed lignin is used as fuel for the pulp mill.

     In 2001, we introduced a new, more efficient production process whereby wood chips for the production of pulp are produced at plantation sites using portable chipping equipment. With these new chipping machines, we are able to carry out chipping in the forest and thereby improve tree utilization and reduce noise levels at the mill. In addition, forest residues are returned directly to the plantation soil, contributing to the recycling of nutrients. Approximately 30% of the wood required for the Jacarei mill is supplied in the form of chips directly from the forest.

     The unbleached pulp is then sent through the oxygen delignification process and the chemical bleaching process, traditionally using chlorine dioxide, ozone and hydrogen peroxide. The cellulose fibers are screened, pressed and dried. The dried pulp is cut into sheets and baled, resulting in market pulp. In recent years, pulp customers, particularly in Europe, have preferred pulp that is bleached with little or no chlorine compounds due to environmental concerns relating to the pulp production process, particularly with respect to the bleaching process. All of the phases in the pulp production process that have reduced amounts of chlorine create effluents, which are sent to an effluent treatment station, where approximately 90% of the organic charge is removed.

     To produce printing and writing paper, we use 100% short-fiber eucalyptus bleached pulp. Once in the paper mill, the pulp is sent to refiners, which increases the level of resistance of the fibers for the production of specific grades of paper. Certain materials are then added to the refined pulp to strengthen and improve the quality of the paper. These additives include synthetic sizing and precipitated calcium carbonate (the alkaline process). The mixture is pumped to the paper machine where the paper is pressed and dried. Finally, the resulting paper is sent to be finished in accordance with client specifications.

     The following table sets forth our paper production, total Brazilian paper production, and our total paper production as a percentage of total Brazilian production for the years ended December 31, 2002, 2001 and 2000:

                                                                       2002             2001             2000
                                                                       ----             ----             ----

VCP's production (in tons)....................................        570,696           551,400         535,340
Total Brazilian production (in tons)..........................      7,661,184         7,437,767       7,115,513
VCP's production as percentage of total Brazilian production..           7.4%              7.4%            7.5%

------------
Sources:  Bracelpa and VCP.

     Printing and Writing Paper. According to Bracelpa, we are Brazil's second largest producer of uncoated wood-free printing and writing paper, and we ranked first in coated paper production in 2002. During 2002, we produced 501,174 tons of printing and writing paper consisting of approximately 372,814 tons of uncoated and 128,360 tons of coated paper. Our coated paper is used for a variety of purposes, including labels, inserts, brochures and magazine covers. Uses for our uncoated paper include notebooks, books and continuous forms. We produce coated and uncoated paper in reels and sheets and in cut-size paper. We have estimated domestic market shares of 40% and 21% in the coated and uncoated printing and writing markets, respectively.

     The following table sets forth our printing and writing paper production, total Brazilian printing and writing paper production and our production as a percentage of Brazilian production of such products for the years ended December 31, 2002, 2001 and 2000:

                                                                    2002              2001             2000
                                                                    ----              ----             ----
  VCP's production (in tons).................................      501,174           488,400          474,455
      Uncoated paper (in tons)...............................      372,814           358,200          363,835
      Coated paper (in tons).................................      128,360           130,200          110,620
  Total Brazilian production (in tons).......................    2,163,201         2,150,364        2,099,593
  VCP's percentage of Brazilian production...................        23.1%             22.7%            22.6%

---------------
Sources:  Bracelpa and VCP.

     Carbonless and Thermal Papers. During 2002, we manufactured 55,612 tons of carbonless and thermal paper at our Piracicaba production facility. We produce carbonless and thermal paper in reels and sheets for use as facsimile and medical paper as well as supermarket receipts, banking and commercial automation paper, bar code paper, toll tickets and commercial invoices.

     We developed our thermal and carbonless paper products through technological agreements with Oji Paper, a market leader for carbonless and thermal papers. We entered into a technical assistance agreement with Oji Paper in 1994 pursuant to which Oji Paper provided assistance in the design, engineering and construction of the coater used in the manufacture of our carbonless and thermal paper at the Piracicaba mill.

     In addition, we entered into a technology transfer agreement with Oji Paper pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal and carbonless paper. The agreement also grants us an exclusive, non-assignable license to manufacture and sell certain carbonless and thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East. Oji Paper receives quarterly royalties based on net sales. The sum of the quarterly royalties in each of the years ended December 31, 2002, 2001, and 2000 was approximately U.S.$1 million in each year. The technology transfer agreement will expire in October 2004, and we intend to renew it. Although we have no reason to believe that Oji Paper will not allow us to renew this agreement on commercially reasonable terms, Oji Paper is not obligated to do so.

     Other Specialty Papers. We are one of the largest producers of specialty papers in Latin America. In 2002, we produced 13,910 tons of other specialty papers from our Mogi das Cruzes facility, including art papers for catalogues, folders, letters and envelopes and finish foil for the furniture industry.

     The following table sets forth our carbonless, thermal and other specialty paper production, Brazilian carbonless, thermal and other specialty paper production as a total and our total production as a percentage of the total Brazilian production of such products for the years ended December 31, 2002, 2001 and 2000:

                                                                            2002           2001          2000
                                                                            ----           ----          ----
  VCP's carbonless paper production (in tons)..........................     43,398         40,281        37,132
  VCP's thermal paper production (in tons).............................     12,214         11,139        10,346
  VCP's other specialty paper production (in tons).....................     13,910         11,550        13,405
                                                                           -------        -------       -------
         Total (in tons)...............................................     69,522         62,970        60,883
                                                                           =======        =======       =======
  Brazilian production (in tons).......................................    179,033        169,460       171,531
  VCP's percentage of Brazilian production.............................      38.8%          37.2%         35.5%

---------------
Sources:  Bracelpa and VCP.

     Sales

     We sell our paper products around the world. The following table sets forth our net sales of paper to the export market by geographic region at December 31, 2002, 2001 and 2000:

                                                            2002                     2001                    2000
                                                     -------------------       ------------------     ------------------
                                                     Tons      % of Total      Tons     % of Total    Tons    % of Total
                                                     -------  -----------      -------  -----------   -------  ---------
North America...................................     47,791       36.2%       49,802       37.6%      14,706     14.0%
South America(1)................................     32,618       24.7        40,302       30.4       43,069     41.0
Europe..........................................     34,674       26.3        34,599       26.1       35,716     34.0
Middle East/Asia/Africa/Other...................     16,760       12.8         7,801        5.9       11,555     11.0
                                                    -------      -----       -------      -----      -------    -----
       Total Exports............................    131,843      100.0%      132,504      100.0%     105,046    100.0%
                                                    =======      =====       =======      =====      =======    =====

---------------
(1) Excluding Brazil.

     In 2003, we expect the demand for cut-size paper in Europe to increase, beginning in the second half of 2003, followed by a price increase of three to five percent due to the increase in demand. In the United States, even though we expect demand to remain stable, we believe prices may also increase after June 2003. In Latin America and other markets, we expect a general stabilization of prices and demand in 2003.

     The following table sets forth our domestic sales of specialty, carbonless and thermal paper, Brazilian specialty, carbonless and thermal paper sales, and VCP's sales as a percentage of Brazilian sales for such products for the years ended December 31, 2002, 2001 and 2000:

                                                                         2002           2001          2000
                                                                         ----          -----          ----
VCP's Carbonless and Thermal Paper Sales (in tons)................      55,335          52,446        49,061
VCP's Other Specialty Paper Sales(1) (in tons)....................      30,673          28,388        37,381
                                                                       -------         -------       -------
Total (in tons)...................................................      86,008          80,834        86,442
                                                                       =======         =======       =======
Brazilian Market (in tons)........................................     163,843         152,185       154,812
VCP's Percentage of Brazilian Market..............................       52.5%           53.1%        55.8%

---------------
Sources: Bracelpa and VCP.
(1) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.

     Printing and writing paper represents the largest category of paper exports from Brazil. In 2002, we exported 129,876 tons of printing and writing paper, which primarily consisted of uncoated paper.

     The following table sets forth our exports of uncoated and coated papers for the years ended December 31, 2002, 2001 and 2000:

                                                                        2002            2001         2000
                                                                        ----            ----         ----
VCP's exports (in tons)...........................................      129,876         131,749      105,046
Brazilian exports (in tons).......................................      623,436         623,671      589,740
VCP's percentage of Brazilian exports.............................        20.8%           20.6%        17.8%
VCP's domestic sales (in tons)....................................      353,451         356,059      337,340
Brazilian market (in tons)........................................    1,509,385       1,471,781    1,457,190
VCP's percentage of Brazilian market..............................        23.4%           24.4%        23.2%

---------------
Sources:  Bracelpa and VCP.


     The customer base for our paper products is very diversified. None of our customers accounted for more than 10% of our domestic or international sales of paper products in 2002, except for Votorantrade N.V., a member of the Votorantim group engaged in the sale and distribution of certain of the Votorantim group's products. See Note 12 to our consolidated financial statements.

Raw Materials

     Wood

     Our pulp production is 100% based on bleached eucalyptus hardwood grown in sustainable forest plantations. We use modern technologies that enable us to obtain high product quality in producing ECF pulp and VCF pulp.

     We rely exclusively on eucalyptus trees to meet our pulpwood requirements. Eucalyptus trees are among the fastest-growing trees in the world. Climate and soil conditions in Brazil allow for eucalyptus tree harvest rotations of approximately seven years as compared to harvest rotations of approximately 12 years in Spain, Portugal and Chile and up to 20 years in the southern United States. The optimal time to harvest our trees is approximately seven years from the time of planting.

     Energy and Chemicals

     We use several sources to generate thermal and electrical energy for the pulp and paper production process, including biomass derived from wood debarking, bark and scraps, fuel, oil and black liquor. By producing electricity internally, we realize substantial savings compared to purchasing power in the open market. We generate approximately 54% of our energy requirements for the pulp and paper production process internally, of which 76% is from renewable fuels, such as biomass and black liquor and 24% is from non-renewable fuels, such as fossil fuels (oil and gas). Recovery boilers recycle substantially all of the chemicals used in the pulp production process. We believe that our sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

     We purchase approximately 46% of our energy requirements from concessionaires, including CPFL--Companhia Paulista de Forca e Luz (for the Luiz Antonio and Piracicaba facilities), Bandeirante (for the Jacarei and Mogi das Cruzes facilities) and Eletropaulo (for our headquarters), as well as from fuel oil and natural gas suppliers. The voting shares of CPFL are owned by VBC, a joint venture that is 33% owned by VPAR, our shareholder. We believe our low dependence on external supplies of energy represents a strategic business advantage. In addition, in 2001, the auxiliary boilers at the mills in Jacarei, Piracicaba and Mogi das Cruzes, which previously burned fuel oil, began to burn natural gas as well. We believe our secure sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

     Hydroelectric power is a major source of energy for Brazilian industry. During 2001, low levels of investment and below-average rainfall have resulted in low reservoir levels of critical hydroelectric capacity in Brazil's southeast, central, west and northeast regions. The construction of gas-fired thermal generation plants has been delayed due to regulatory and other issues. On May 18, 2001, the government announced an electric rationing and consumption reduction plan with the objective of reducing electricity use by approximately 20% during 2001 for individual and commercial users, including industries such as market pulp production, wood and furniture, petrochemicals, chemicals, mining and integrated steel; and 25% for energy-intensive industries like metallurgy, pelletization, non-integrated steel, aluminum, industrial gas, soda, chlorine, paper and iron. Our pulp operations were subject to the 20% limitation.

     The government then relaxed the plan and reduced the limitation applicable to industrial consumers to 10% and, in the beginning of March 2002, the government announced that the plan was terminated.

     At December 31, 2002, we had take-or-pay contracts with suppliers of chemical products for terms ranging from ten to fifteen years. The contractual obligations under those contracts are in an aggregate amount of U.S.$38 million per year.

     Water

     We require about 40 cubic meters of water per metric ton of pulp. We get our water from several rivers in the state of Sao Paulo, Brazil, including the Paraiba do Sul, Piracicaba and Mogi Guacu. We believe our water supplies are currently adequate and that, while the Jacarei expansion will increase our water needs, our water consumption per ton will be lower because of that facility's use of more modern technology, which will result in overall lower water consumption.

     As required by Brazilian federal and state water laws, we have obtained all water permits necessary to use water for industrial purposes.

     The Brazilian government created a committee to propose new legislation for the imposition of tariffs on the industrial use of water. For the Paraiba do Sul river, which is located near the Jacarei mill, the levying of tariffs related to water consumption started in the beginning of 2003. The levying of tariffs for water consumption from other rivers that we use is likely to start in the next two years.

Transportation

     We use trucks that are owned and operated by independent contractors to transport wood from our forests to our production facilities. Our forests are located an average distance of 310 kilometers from our pulp mills. We also use trucks owned and operated by third parties to transport finished pulp and paper products from our facilities to our customers in Brazil and other regions in Latin America or to the port of Santos. Santos is located on the coast of the state of Sao Paulo approximately 380 kilometers from the Luiz Antonio mill and 150 kilometers from the Jacarei mill.

     In 1998, we obtained a concession from the state government of Sao Paulo to operate a terminal and a warehouse in Santos under a renewable ten-year operational lease agreement with CODESP, which is the government-owned corporation that owns and operates the port. This lease is non-cancellable during the initial period and, if not renewed, will expire in September 2007. The terminal has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs. Our expense for this lease in each of 2002, 2001 and 2000 was approximately U.S.$0.1 million, and future annual lease payments under the CODESP lease will also be approximately U.S.$0.1 million per year. This amount was capitalized and is being amortized over the term of the lease in equal installments. There is no contingent rent under the contract. In addition, in 2001, we rented another warehouse at the terminal in Santos in anticipation of future increases of our pulp exports as a result of the Jacarei expansion. This expanded our total warehouse area in Santos to 12,520 square meters from 9,550 square meters, and our total warehouse volume capacity in Santos increased to 38,000 tons from 28,000 tons.

     In December 2002, we signed a contract with MRS Logistica S.A., or MRS, a private railway concession, in order to invest in a private railway from the Jacarei plant to the port of Santos to transport wood to the Jacarei plant and to transport pulp to the port of Santos from the Jacarei plant. We expect that the private railway will help reduce transportation costs for the Jacarei plant by 25%. As part of our agreement with MRS, MRS is responsible for the reconstruction of the 27-kilometer railway, the building of terminals inside the Jacarei plant and at the port of Santos and for the acquisition of new cars to be used for transportation. This investment is estimated to be approximately U.S.$6 million. We are responsible for 50% of the costs incurred by MRS. The agreement also requires the transportation of a tonnage minimum, equivalent to U.S.$3 million per year, over a ten-year period.

Marketing and Distribution

     We sell our pulp and paper products in both the domestic and export markets. In 2002, approximately 76% of our sales volume of market pulp and 23% of our sales volume of paper products were made outside of Brazil. Our internal sales staff consists of 71 employees operating throughout Brazil. In addition, 275 employees (including 100 sales agents) are assigned to KSR, which is our paper distribution division.

     Through KSR and our internal sales staff, we focus on developing close, long-term customer relationships by meeting the customer's specific requirements. We constantly seek to increase our understanding of our customers and their industries and to tailor our products to their specific needs. See "Item 5--Operating and Financial Review and Prospects--Research and Development, Patents and Licenses, Etc." for a detailed description of our technology upgrades in the area of customer relationships.

     Information technology has been one of our high-priority areas. In 2000, in order to provide support for our organizational restructuring and a new stage of growth, we upgraded our SAP R/3 management software to a more modern version available on the market. This investment further integrated our day-to-day operations and added new functions, including e-business projects, which have allowed us to pursue Internet activities.

     Pulp

     Our internal sales staff handles substantially all of our domestic market pulp sales. We sell pulp to other Brazilian paper producers, including Industrias Klabin de Celulose e Papel S.A., or Klabin, and Fabrica de Papel Santa Therezinha S.A. In addition, due to the expansion of the Jacarei facility, we will be selling substantially more market pulp abroad. In order to distribute and market this additional market pulp, we operate our own terminal at the port of Santos, and we contracted with local agents abroad to sell this market pulp in the international market.

     In April 2001, we incorporated VCP Exportadora, a wholly owned subsidiary, which was formed to ensure that we are well positioned in the global market for the production of pulp and uncoated copying paper, and that we maintain our position as a leader for coated paper in our regional market. In addition to being an important component to our growth, VCP Exportadora and its subsidiaries play an important role in establishing direct relationships with our customers worldwide. We also expect to incorporate or use subsidiaries abroad that will provide better access to our international customers and their international financial markets and will act as vehicles for future acquisitions outside Brazil. Currently, our pulp and paper products are distributed overseas through VCP Overseas, Newark Financial Inc., or Newark, a wholly owned subsidiary of VCP Exportadora, VCP North America and VCP Trading.

     Paper

     In 2002, approximately 77% of our paper sales volume and 79% of our net revenues derived from paper came from the domestic market. We sell 18% of our paper products through KSR. Domestically, KSR's distribution network consists of 32 branches, which are strategically located with warehouses used for storage purposes, and a workforce composed of 100 sales agents. In 2002, KSR was the segment leader in paper distribution in Brazil with a market share of approximately 22% of the distribution sales. Through KSR, we sell our paper products to approximately 25,000 customers, including small printers, stationery stores and industrial companies throughout Brazil, as well as to the Brazilian government. KSR also sells the products of other paper companies in areas in which these companies do not compete with us in both the export and domestic markets. As a result, we are able to offer a wide range of complementary products with prompt delivery. In 2002, through KSR, we had net revenues of U.S.$79 million, representing 19.2% of our total consolidated paper sales in the domestic market.

     Sales of our products to our domestic customers are for cash, credit or through a program called the "vendor program." For purposes of this annual report, we have referred to our credit sales as the "non-vendor program."

     The vendor program is available to some of our selected domestic paper customers. Under the vendor program, the customer agrees to pay the bank, and the bank, in turn, pays us on behalf of the customer for the purchase price of the product. We, as the vendor, act as a guarantor under the arrangement with the bank so that the customer can take advantage of lower interest costs. The lower interest rate is a result of the bank typically looking to us, and not our individual customers, as the primary support for the credit risk. The vendor program is a means by which the bank essentially finances customers' purchases.

     A customer applying for the vendor program must first be approved by us. If we determine that the customer is creditworthy, the customer enters into a standard-form agreement with the bank that is providing the financing, which is guaranteed by us. The bank then forwards to us an amount of money equal to the purchase price of the products sold. The standard-form agreement into which the customer enters with a bank specifies loan repayment terms that are generally more favorable than prevailing market rates because the customer receives the benefit of our financial strength through our guarantee. We guarantee full repayment of the loan and, in the event of a customer default, the bank charges our cash account for the principal amount of the loan, plus interest, 15 days after the due date of the loan. We closely monitor the collection of these amounts and are advised by the bank once amounts have been settled. If we are called to settle the obligation with the bank, we pursue the customer through legal proceedings for final settlement of amounts due to us. The accounting and management controls exercised over these "receivables" are no different from our systems in place to monitor our direct receivables due from direct sales customers. We consider this vendor program to be an important component of our sales and marketing efforts and believe that the favorable credit terms we are able to offer our customers give us an additional competitive advantage.

     Additional tax benefits arise under this facility because the interest charged by the bank to the customer is not subject to the sales taxes that would otherwise accrue had we incorporated the finance charges into the sales value and billed the amount directly to our customer.

     Under the terms of our vendor program, the maximum allowable term for payment is 360 days, and it may be extended. The terms of the vendor program depend on the customer's credit rating, which is based on our own internal credit review.

     We estimate that for 2002, 2001 and 2000, an average of approximately 2% of our total number of regular domestic customers (approximately 21%, 22% and 22%, respectively, of total domestic sales value) obtained our guarantee for their loans. At December 31, 2002, we had eleven customers under the vendor program with the average amount per customer based on our vendor program exposure at U.S.$4 million. Our vendor program exposure was U.S.$39 million at December 31, 2002 and U.S.$61 million at December 31, 2001.

     Historically, amounts of guarantees we have paid, net of amounts recovered from customers, have been negligible. In 2002, 2001 and 2000, we recovered 100% of the amounts we paid under guarantees.

     We also extend credit to our customers through our own program (the non-vendor program). Customers with good credit are allowed to use either the vendor or the non-vendor program. During 2002, 21% of the total domestic sales were made through the vendor program. In addition, 79% of the total domestic sales in 2002 were made under cash sales or the non-vendor sales program. The quality of the vendor receivables and the non-vendor receivables was the same under both programs, and we bore the same risk with respect to both types of receivables.

     Our customers that make purchases using credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sales price. The finance charges are recognized over the payment period and are included in financial income.

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

     Based on 2002 net revenues of Brazilian pulp and/or paper producers, we were the fourth largest Brazilian producer, behind Klabin, Cia. Suzano de Papel e Celulose S.A., or Suzano, and Aracruz. In the domestic market, with respect to market pulp, we had the second largest Brazilian market share in terms of volume behind Lwarcel Celulose e Papel S.A. with 91,000 tons.

     According to Bracelpa, with respect to writing and printing paper, we were the second largest Brazilian producer in 2002 in terms of volume, producing more than Suzano, Ripasa Papel e Celulose and Bahia Sul, but less than International Paper. In addition, in 2002, we were the leader in Brazil in the production of certain specialty papers and carbonless and thermal paper. We have a leadership position in coated paper in Brazil with a 40% market share followed by Suzano with a 22% market share. Our main competitors in carbonless and thermal paper are located outside of Brazil.

     On May 30, 2003, Aracruz announced that it had agreed to purchase from Klabin all shares of capital stock of Riocell S.A.

Environmental Policies

     As part of our commitment to sustainable development, we plan to develop one of the largest forested areas in the state of Sao Paulo with approximately 176,000 hectares located near our industrial plants, of which approximately 28% will be preserved as native forest and/or set aside for environmental recovery. In partnership with various universities, we conduct research and monitor the fauna and flora of the region. In 2002, we planted approximately 15,000 hectares of eucalyptus as part of our reforestation efforts.

     We use technologies that process and bleach pulp and paper wood pulp with ozone, which minimizes water consumption and reduces effluents and organic chlorine compounds.

     We have an electronic system that monitors and coordinates all our environmental activities to facilitate operational control, management of environmental risks and compliance with legal requirements at the Jacarei plant.

     We have obtained an ISO 14001 (environmental) certification for the forestry area at the Jacarei mill, and we intend to obtain a certification for the industrial area of the Jacarei mill during 2003. We also expect to have all our integrated mills certified under the ISO 14000 standard in 2004.

Brazilian Environmental Regulation and Investments

     The federal constitution assigns to the federal government, the states, the federal district and the municipalities the responsibility for environmental protection and preservation of the Brazilian fauna and flora. However, the authority to enact laws and issue regulations with respect to environmental protection is granted jointly to the legislative branches of the federal government, the states and the federal district. The municipalities may only issue regulations with respect to matters of local interest or to supplement federal and state laws. The state agency for pollution control in the state of Sao Paulo is CETESB--Companhia de Tecnologia de Saneamento Ambiental, or CETESB. Pursuant to the pollution control laws of the state of Sao Paulo, as enforced by CETESB, the installation, construction or expansion, as well as the operation, of industrial equipment likely to cause pollution must be licensed by CETESB.

     Since December 2002, all new environmental licenses issued by CETESB must be renewed within 2-5 years, as the case may be. The licenses that we have already obtained from CETESB until December 2002 must also be renewed within a five-year term.

     Our operations are subject to various environmental laws and regulations issued by these authorities, including those relating to air emissions, effluent discharges, solid waste, odor and reforestation. During 2002, our capital expenditures relating to environmental matters were approximately U.S.$44 million (including expenses relating to the Jacarei expansion). Since 2002, we have implemented new procedures for minimizing environmental risks associated with spills and other potential releases and also to improve control of potential incidents and non-compliance. We expect to spend U.S.$1 million in 2003 to implement these procedures. In addition, we do not currently anticipate significant ongoing expenditures for compliance with existing or currently proposed environmental laws and regulations. We cannot assure you, however, that the implementation of more stringent environmental regulations in the future will not require significant capital or other expenditures. For a description of certain legal matters relating to environmental regulation, see "Item 8--Financial Information--Consolidated Statements and Other Financial Information--Legal Matters."

     In Brazil, individuals or legal entities that violate environmental laws can be punished by criminal sanctions that range from fines to imprisonment, in the case of individuals, or dissolution, in the case of legal entities. In addition, administrative sanctions that can be imposed include, among others:

     o    fines;

     o    partial or total suspension of activities;

     o    forfeiture or restriction of tax incentives or benefits; and

     o forfeiture or suspension of participation in credit lines with official credit establishments.

     In addition to eventual criminal and administrative sanctions, pursuant to Brazilian environmental laws, the violator must also recover or indemnify the damage that was caused to the environment and third parties, regardless of the existence of actual fault.

     We have received a number of administrative penalties, warnings and fines in the past five years for isolated violations of the maximum levels for emissions or effluents, including odors. None of these penalties has or is expected to result in payments exceeding U.S.$30,000 individually. On June 9, 2003, CETESB fined us R$30,000 as a result of odorous emissions from our Jacarei plant.

Environmental Indicators

     Our operations and production processes utilize natural resources and generate liquid effluents, residual waste and air emissions that may adversely affect the environment.

     Liquid Effluents

     Water is critical to the process of manufacturing pulp and paper. We obtain water from the rivers that are adjacent to our mills. After the water has been used in the manufacturing process, we pass the effluents through mechanical and biological treatments before returning them to the rivers. We also have emergency lagoons and tanks that enable us to avoid releasing untreated effluents into the rivers in the event of a problem with our effluent process. Effluent characteristics are monitored constantly through chemical, physical and biological analyses. We also have a spill control system to avoid disturbances in the wastewater treatment plant.

     Each of our units uses a two-stage process to treat the effluents generated during the production process. During the first stage, solids such as fibers, clay and carbonates are removed from the effluents. During the second stage these solids undergo a biological treatment in which suspended and dissolved materials are broken down through the action of microorganisms. Our industrial units are developing alternatives that seek to reduce the consumption of water and the generation of effluents by optimizing the production process and increasing the reuse and recirculation of water. In 2001, we completed construction of a new effluent treatment system at the Jacarei mill and completed an upgrade of the effluent treatment system at the Luiz Antonio facility. For a description of the imposition of tariffs on river water use, see "--Raw Materials--Water" above.

     Solid Wastes

     We have identified productive uses for a portion of the solid waste generated during our pulp and paper production processes and have adopted the following programs for handling and disposal of such solid waste residue:

     o co-processing with ceramic manufacturing companies (Piracicaba and Jacarei mills);

     o    licensed landfills (Jacarei and Mogi das Cruzes mills); and

     o    use in forests as soil correction agents (Luiz Antonio mill).

     With respect to the co-processing activities at our Piracicaba and Jacarei facilities, we use industrial residue as the raw material to manufacture bricks. Currently, the facility's solid waste residue is being recycled and used in ceramic factories around the city. We are presently reevaluating alternatives for the recycling of organic residue for energy purposes, and we are installing selective waste collection and recycling systems for the common areas at the Mogi das Cruzes mill. We started using these selective waste collection and recycling systems at the Jacarei facility in 2001 and the Piracicaba and Luiz Antonio facilities in 2002.

     The remainder of solid waste is either sold to third parties for use in their production processes or disposed of in sanitary landfills. The small amount of hazardous waste generated at our facilities is collected, treated and disposed of in accordance with Brazilian law.

     Atmospheric Emissions

     As a byproduct of production, certain compounds and particulate emissions are released into the atmosphere. In order to control these emissions, the sources of these emissions are fitted with control equipment such as electrostatic precipitators, multi-cyclones and gas scrubbers, which minimize or remove certain particles and compounds from the emissions. In order to control odor emissions, our Jacarei and Luiz Antonio mills use an efficient system for collection and incineration of odiferous, diluted and concentrated gases and are outfitted with an alternative gas scrubber removal system to be used when incineration is not possible. In addition, the auxiliary boilers, which previously burned fuel oil, were adapted to burn natural gas in 2001. In the recently completed expansion of the Jacarei facility, we installed similar equipment and processes to control emissions.

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

Forestry Certification System

     In October 2002, VCP Florestal received ISO 9001/2000 and ISO 14001 certifications. In 2003, VCP Florestal started the process for the FSC Certification, which should take from 18 to 24 months. VCP Florestal aims to have around 30% to 40% of the Jacarei pulpwood production certified.

Insurance

     We maintain insurance policies against a number of risks. Our mills and inventories are insured against damage caused by fires or explosion for up to approximately U.S.$170 million of first loss risk at December 31, 2002. Due to the Jacarei expansion, we increased the amount of coverage under those policies. However, like other forest products companies, we do not maintain insurance against fire, disease and other risks to our forests. We have taken steps to prevent fires from occurring at our forests, including the maintenance of fire observation towers, a fleet of 13 fire engines and teams of fire-fighting personnel, which we believe are safe and cost-effective methods of fire prevention. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost effective. We do not make provisions for risks of loss from fire and other casualties. We expense for the necessary amount when the damage is incurred. We have not suffered a material loss from either fire or disease in the forests that we harvest.

     We have insured our mills and inventories against the risk of electrical shutdowns. From July 25, 2000 to August 14, 2000, our Luiz Antonio facility experienced a shutdown in the paper segment due to an electrical failure in the electric control panel link of one of our papermaking machines, which produces most of our domestic and export cut-size paper. We halted production for 20 days while the machine was being repaired. The shutdown resulted in a production reduction of 10,200 tons of paper. We were able to control our losses through our insurance coverage and through the use of surplus inventories. We received an insurance reimbursement of U.S.$3 million in 2000 to cover the acquisition and installation of new equipment.

Overview of the Pulp and Paper Industry

     Pulp Industry Overview

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

     Bleached pulp is used for a variety of purposes, including printing and writing papers, specialty papers and tissue. Unbleached pulp is brown in color and is used in the production of wrapping paper, corrugated containers and other paper and cardboard materials. Many companies, including us, have been using the ECF and TCF methods in their production of bleached pulp. ECF and TCF are bleaching processes that do not utilize elementary chlorine and chlorine chemical compounds, respectively. These two processes have been developed in part to eliminate any possible carcinogenic effects attributed to the dioxins that are produced during the bleaching process and released in the water.

     As a result of the variety of wood types and processes used to produce pulp, the pulp market has become increasingly specialized in terms of technical characteristics. Hardwood, particularly eucalyptus pulp, exhibits many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity, grade and printability. As a result of increasing specialization, many manufacturers developed their own customized mix of pulp inputs known as "furnish" for use in their paper manufacturing. In addition, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and rely upon a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp.

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

     Paper Industry Overview

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

     o    cardboard; and

     o    specialty papers.

     We produce printing and writing papers, specialty papers, and thermal and carbonless paper, a subcategory of specialty papers.

     Printing and writing papers are classified according to whether they are coated or uncoated, and whether the pulp from which they are made is chemically processed to eliminate lignin, called wood-free paper, or contains some lignin, called mechanical or wood-containing paper. We make uncoated and coated wood-free printing and writing paper.

     Printing and writing paper is sold either in reels or in packages of pre-cut sheets, called cut-size. We sell our paper in both reels and cut-size. Reels of paper are used by manufacturers of paper products, such as business forms, writing pads, packaged sheets of pre-cut paper, books and envelopes. Customers require different size reels depending on the type of machines they use. Cut-size paper is used in offices for general commercial purposes, such as photocopying and writing. There has been a general trend in recent years toward the use of standardized pre-cut sheets rather than preprinted and continuous business forms and computer paper. This trend has led many paper producers, including us, to reduce sales of reels and to integrate cutting machines in their paper mills to increase their production of cut-size papers.

     The market for paper has a larger number of producers and consumers and more product differentiation than the market for pulp. Prices for paper are cyclical but are less volatile than pulp prices. The prices for paper and paperboard have historically followed the trends of pulp prices.

     The key factors that drive paper prices are overall economic activity, capacity expansion and fluctuations in current exchange rates. In the second half of 1994, the international paper market tightened dramatically as accelerated economic growth in the United States and end user inventory restocking pushed demand higher despite limited capacity expansion. This tightening in the international market eased over the last several months of 1995, particularly for the commodity grades. In 1996, paper became readily available and prices started to decrease, and continued to decrease through the first quarter of 1999. Thereafter, prices for our various grades of paper improved and reached a peak in the first half of 2001. In the second half of 2001 and thereafter, international paper prices started to decrease again but not as strongly as pulp prices decreased, due to a more consolidated and less volatile market.

     Despite the domestic and international economic crises, pulp and paper companies increased their revenues in 2002, due to the increase in sales volumes (in Brazil and abroad) and in prices in the domestic market. Although paper prices in the international market were low, the devaluation of the real also increased revenues.

     Although it is possible that market prices for paper will further decline in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner, we have been minimizing these risks by shifting our focus towards higher value-added products and by achieving a better sales mix. We are also developing the flexibility to be able to allocate sales between domestic and export markets. We plan to continue to increase the production in large scale and to increase productivity through the modernization of the industrial units and through improvements in our product mix.

     The Brazilian Pulp and Paper Industry

     Brazil is predominantly a tropical country with approximately 90% of its territory located north of the Tropic of Capricorn. As a result, in most regions of Brazil the soil and climate are very favorable to forest growth. In Brazil, eucalyptus trees have short growing cycles of approximately seven years compared to 12 to 15 years for eucalyptus trees in Portugal and Spain and 20 to 70 years for other species of hardwood trees in other regions. The production of wood in Brazil, therefore, requires less time and a smaller growing area than in North America and Europe, which results in higher yields.

     Brazil's natural advantages in forestry make it one of the world's lowest cost producers of pulp, and in the last 20 years Brazil has become an important pulp exporter.

     Capitalizing on its advantages in pulp production, Brazil has developed a diversified paper industry with modern technology and a potential for growth in both the domestic and export markets. In recent years, there has been a marked increase in paper consumption in Brazil, which is an important indicator of the economic development of a country. Between 1994 and 2002, the average annual rate of paper consumption in Brazil increased by 5.2% per year and reached 6,928 tons in 2002. We believe that the growth potential for domestic consumption is great because per capita consumption is still low in comparison with other developed countries.

     In 2002, Brazil was the eleventh largest paper producer and the sixth largest pulp producer in the world. Brazil was also the second largest market pulp producer, behind the United States and tied with Canada. Brazilian pulp and paper companies have made large investments over the last ten years in order to compete more effectively and on a larger scale with traditional pulp suppliers in the international market. In addition, technological development in the paper industry in Brazil has been supported by the research efforts of major producers and financing for projects from BNDES.

     Consolidation in the Brazilian pulp and paper industry is currently under way. The table below shows the market participation of the five largest producers in terms of volume for the years indicated:

                                                 1998          1999           2000          2001           2002
                                                ------        ------         ------        ------         ------
Brazilian pulp production (1)..............   6,686.9        7,209.1       7,463.3        7,412.0       8,011.5
Brazilian paper production.................   6,589.3        6,953.2       7,187.8        7,437.8       7,661.2
Total pulp and paper production............  13,276.2       14,162.3      14,651.1       14,743.8      15,672.7
Total top five producers...................   6,535.3        7,086.0       8,099.9        9,125.0       9,812.0
% Top five.................................     49.2%          50.0%         55.3%          61.9%         62.6%

---------------
Source:  Bracelpa
(1) Pulp numbers represent pulp volume produced.

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

     Cyclical Nature of World Pulp Prices

     World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand. From 1985 to mid-1989, market prices for bleached hardwood kraft pulp rose steadily. Beginning in 1989, the recession in North America, Europe and Japan, combined with the startup of a number of new or expanded pulp facilities, contributed to depressed prices that continued through 1993. This decline in world pulp prices to the lowest levels in 20 years (on an inflation-adjusted basis) forced a number of pulp producers out of the market. However, international demand began to recover in late 1993 with a corresponding increase in prices.

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

     The key supply side factor during the 1995 upturn was an abnormally low rate of capacity expansion, which is a consequence of the industry's poor performance during the 1989-1993 downcycle. This low rate of capacity expansion led to a rapid tightening of markets that, in turn, caused the prices to increase sharply.

     By the last quarter of 1995, however, the international paper market began to show signs of strain. Some of the reasons for this slackening were a slowdown in economic growth, particularly in the United States, more readily available supplies of certain grades of paper due to improved mill productivity and the startup of new machines, and a deceleration in end user inventory building. By January 1996, pulp prices were falling and continued to fall through the first quarter of 1999. In the second quarter of 1999, international pulp prices began to rise and continued to rise throughout 2000. After reaching a peak of around U.S.$700 per ton in the second half of 2000, market pulp prices started to fall through the third quarter of 2001 primarily due to (i) inventory accumulation,
(ii) variations in the European Union unified currency, which raised the cost of pulp for the production of printing and writing papers, and (iii) the scheduled production downtime by Canadian producers, followed by that of U.S. manufacturers to combat growing inventory and maintain price levels. At the beginning of 2001, Brazilian manufacturers, including us, slowed pulp production in response to the drop in demand and the slowdown of the economy and to maintain a balance between supply and demand.

     During the second half of 2001, market pulp prices were around U.S.$400 per ton. In the fourth quarter of 2001, the market pulp prices began to increase as a result of the industry-wide decline in inventory as several producers scheduled production downtime in order to reduce growing inventory and maintain price levels.

     The average price for BEKP in 2002 was U.S.$458 per ton (CIF North Europe). Prices increased in the second quarter of 2002 and reached their highest level of U.S.$510 in the third quarter of 2002. The average price for BEKP in the fourth quarter of 2002 was U.S.$470 per ton. Pulp inventories also influenced prices with Norscan inventories totaling 1,339 thousand tons in June 2002, which was their lowest level since September 2000.

     In the beginning of 2003, prices started to increase primarily due to bad weather conditions in the southern portion of the United States that affected market pulp production and production curtailment in Asia caused by technical problems.

     The following table sets forth the estimated cash production costs per ton of bleached hardwood kraft market pulp pre-sold in Northern Europe, Brazil and the United States for the third quarter of 2002 for producers in the regions indicated. Cash production costs are total production costs less depreciation and depletion. Amounts have been expressed on a per ton basis in U.S. dollars with local currencies translated at prevailing exchange rates. Particular producers may have production costs significantly above or below regional averages.

                                                                Cash Production
                                                                     Costs
                                                                ---------------
 Brazil....................................................      U.S. $140
 Indonesia.................................................            213
 Eastern Canada............................................            264
 Sweden....................................................            269
 Finland...................................................            275
 France....................................................            277
 Portugal..................................................            297
 Spain.....................................................            297
 Southern U.S..............................................            300
 ---------------------------------------
 Source:  Hawkins Wright.

C.   Organizational Structure

     Our operations are conducted by Votorantim Celulose e Papel S.A. as the controlling and principal operating company. We are a member of the Votorantim group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services. In 2002, the consolidated net revenue of the Votorantim group was approximately U.S.$3.6 billion under Brazilian GAAP (unaudited), of which 17% represented pulp and paper activities. Our immediate parent company is Votocel, which is directly controlled by VPAR, and which in turn is ultimately controlled by Hejoassu. Hejoassu is controlled by the Ermirio de Moraes family. See "Item 4--Information on VCP--Business Overview--Our Ownership Structure."

     As of December 31, 2002, we had a 50% stake in Voto-Votorantim Overseas Trading Operations N.V. and three wholly owned subsidiaries, VCP Terminais Portuarios S.A., VCP Exportadora and VCP Florestal. In April 2001, we incorporated VCP Exportadora as a wholly owned subsidiary, and in the fall of 2001 we incorporated Newark, which was used to acquire our interest in Aracruz.

     In order to facilitate access to our international customers and to the international financial markets, we have also established two subsidiaries of Newark, VCP Trading and VCP North America, to manage our exports to clients in Europe and in North America, respectively.

     On January 2, 2002, we incorporated VCP Florestal, which assumed all of the assets and liabilities relating to our forestry operations. On March 1, 2002, we incorporated VCP Overseas, our wholly owned subsidiary incorporated in Hungary. In June 2002, we incorporated St. Helen Holding III, B.V., located in Curacao.

     The chart below shows our structure as of March 31, 2003:


                                           --------------------------------
                                          |                                |
                                          |Votorantim Celulose e Papel S.A.|
                                          |                                |
                                           --------------------------------
                                                          |
      |---------------------------------------------------|-----------------------------------------|
      |                           |               |       |                  |                      |
      |                           |  100%         |       | 20%              | 100%                 | 50%
      |                     -------------------   |   -------------    ------------------    --------------------
      |                    | VCP Florestal S.A.|  |  |Pakprint S.A.|  |VCP Term Port S.A.|  | Voto-Voto Overseas |
      |                    |                   |  |  |             |  |                  |  | Trading Operations |
      |                    |                   |  |  |             |  |                  |  |        N.V.        |
      |                     -------------------   |   -------------    ------------------    --------------------
      | 100%                                      |
      |                                           |
 ------------------        ---------------------  |
|VCP Exportadora   | 100% |St. Helen Holding III| |
|Participacoes S.A.|------|                     | |
 ------------------        ---------------------  |
      |                                           |
      |                                           | 3%
      |                                           |
      |                                    ------------------               ------------------------
      |                             97%   |      Normus      |     100%    |VCP Overseas Holding KFT|
      |-----------------------------------|Empreendimentos e |-------------|                        |
      |                                   |Participacoes Ltda|             |                        |
      |                                    ------------------               ------------------------
      |
      |                                    ---------------------            ----------------------
      |                             100%  |                     |    100%  |                      |
      |-----------------------------------|Newark Financial Inc.|-|--------|VCP North America Inc.|
                                          |                     | |        |                      |
                                           ---------------------  |         ----------------------
                                                                  |
                                                                  |         ----------------------
                                                                  |  100%  |                      |
                                                                  |--------|   VCP Trading N.V.   |
                                                                  |        |                      |
                                                                  |         ----------------------
                                                                  |
                                                                  |         ----------------------
                                                                  |  12.35%|                      |
                                                                  |--------| Aracruz Celulose S.A.|
                                                                           |                      |
                                                                            ----------------------


D.   Property, Plant and Equipment

     All of our forests and production facilities are located in the state of Sao Paulo. The state of Sao Paulo accounts for more than 33% of Brazil's gross domestic product, and is home to most of the domestic consumers of pulp and paper products. Our forests are located an average of 310 kilometers from our pulp mills, and our facilities are located an average of 200 kilometers from Santos, which is the port facility that we use for most of our exporting activities. The relatively short distance between our forests, our plants and most of our domestic customers results in relatively low transportation costs.

     We own and operate two mills that produce both pulp and paper and two mills that produce only paper. As part of the Jacarei expansion, we purchased 6,685 hectares of land in 2002 for forestry. At December 31, 2002, our aggregate nominal pulp production capacity was 850,000 tons per year and our nominal paper production capacity was 655,000 tons per year. Through the expansion, we increased our annual installed capacity to 1.42 million tons annually. The following table sets forth the distance between our forests and our mills, the distance of these mills to the port of Santos, and the nominal capacity of each mill at December 31, 2002:


                                           Distance from                         Pulp/Paper
                                          forest (pulp) or   Distance from        capacity
Facility                    Pulp/Paper   pulp mill (paper)   port of Santos     (tons/year)          Major products
--------                    ----------   -----------------   --------------     -----------          --------------
Jacarei (1)..............  Pulp/Paper          420 km            150 km      1,050,000/175,000   Uncoated printing and
                                                                                                 writing paper; coated
                                                                                                 printing and writing
                                                                                                 paper
Luiz Antonio.............  Pulp/Paper          200 km            380 km       370,000/310,000    Uncoated printing and
                                                                                                 writing paper;
                                                                                                 offset, copier, laser
                                                                                                 printing and inkjet
                                                                                                 paper
Piracicaba...............  Paper               150 km            200 km           150,000        Thermal and
                                                                                                 carbonless paper;
                                                                                                 coated printing and
                                                                                                 writing paper
Mogi das Cruzes..........  Paper               50 km             100 km            20,000        Label paper; finish
                                                                                                 foil; soap wrapping
                                                                                                 board; light
                                                                                                 cardboard and other
                                                                                                 specialty papers

-----------------
Source:  VCP.
(1) Including the Jacarei expansion.


Eucalyptus Forests

     We obtain all of our wood from approximately 168,000 hectares of land located in the state of Sao Paulo. We own approximately 65% of this land with the remaining 35% leased from third parties of which 61% are other companies of the Votorantim group. See "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions--Leases of Forest Land."

     At December 31, 2002, we owned or leased approximately 150 different tracts of forests for cultivation, making our wood supplies relatively dispersed. Our forests are located an average of 310 kilometers from our pulp mills. In order to reduce the average distance from our forests to our mills, we did not renew the leases of forests that were relatively far from our mills and, instead, have purchased forests that are closer to our mills. Brazilian law requires that at least 20% of the land we own either remains uncultivated or planted with indigenous species of vegetation. Of the 168,000 hectares of land from which we obtain our wood supplies approximately 65% consists of planted eucalyptus forest, approximately 30% is reserved for preservation and the remainder is used for other activities.

     While the dispersion of our woodland entails some additional costs, we believe that it significantly reduces the risks of fire and disease. We also seek to minimize fire risk by maintaining a system of fire observation towers and a fleet of 13 fire engines, all of which are manned by members of our fire-fighting teams. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost effective. We therefore assume all risks of loss from fire and other casualties. In addition, we annually treat certain of our forests to prevent tree destruction by ants. We have never suffered a material loss from either fire or disease in forests that we harvest.

     In 2002, we planted approximately 15,000 hectares of eucalyptus as part of our reforestation efforts. We grew approximately 35 million seedlings at our nurseries, all of which were planted in our forests or supplied to the tree-farm project. New forests used to supply the Luiz Antonio mill typically yield between 40 and 45 cubic meters of pulpwood per hectare per year, while forests supplying the Jacarei mill generally yield between 45 and 50 cubic meters of pulpwood per hectare per year. One of the most important factors with respect to yield is the climate of the forests. We believe that the state of Sao Paulo provides an excellent climate for growing eucalyptus trees, with ample amounts of both sun and rain. Eucalyptus trees grow to an average height of approximately 76 feet in seven years, at which time they are harvested.

     To develop our eucalyptus forests, we select seedlings after strict testing, which are denominated as clones and enter into the production process. We operate three nurseries for seedling production. We use both seeds and seedlings cloned from rooted cuttings, a method also known as "vegetative propagation," to carry out the planting of our eucalyptus trees. In 2002, approximately 95% of our planting activities were conducted through vegetative propagation, with the remaining 5% conducted using seeds. Vegetative propagation results in trees with wood fibers that are extremely homogeneous and permits the propagation of trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and "self-pruning" trees with fewer branches. Greater tree standardization provided by cloning also allows for increased mechanization in tree felling and transportation, and makes it easier to adjust equipment and machinery to topographical conditions.

Jacarei Expansion

     Through the expansion of our Jacarei plant, which cost approximately U.S.$498 million, our annual pulp production capacity increased by approximately 570,000 tons. Our total pulp production capacity increased from 850,000 to 1.42 million metric tons per year. The project is currently in the initial operational phase and we expect it to be fully operational by the end of 2003. The new processes use the existing production to create ECF, improve environmental performance of the mill, and reduce water consumption per ton. We expect that the additional pulp production will be sold primarily outside of Brazil.

     Through December 31, 2002, we had invested U.S.$432 million in the Jacarei expansion, including U.S.$126 million that we borrowed from BNDES. We expect to spend another U.S.$66 million to complete this project, which we intend to finance from internal sources. The project involved the construction of a new woodyard, which was completed in 2001, and the following, all of which were completed in 2002:

     o    improvement of the cooking and washing process;

     o    installation of a new fiber line;

     o    installation of a new pulp drier;

     o    installation of a new liquor recovery system (including a new boiler);
          and

     o    addition of a new effluent treatment system.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under "Item 3A--Key Information--Selected Financial Data." This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in "Item 3D--Key Information--Risk Factors" and the matters set forth in this annual report generally.

Overview

     We produce pulp and paper products in Brazil, including wood-free printing and writing papers and specialty papers.

     Pulp. We produce bleached eucalyptus pulp, part of which we sell domestically and internationally and the remainder of which we use for our paper business.

     Paper. We produce paper for the domestic and international markets. As part of our strategy for paper products, we have continued to increase the proportion of our sales of value-added products, such as coated, thermal and carbonless and other specialty papers, and to increase our market share of these value-added paper products in the domestic market. The percentage of our net sales of these value-added products in relation to our total net sales for paper was 46% in 2000 and 47% in each of 2001 and 2002. In 2002, we also increased our exports of uncoated papers, particularly cut-size paper, due to the favorable exchange rate. We also have increased production of coated paper to expand our domestic market share because the devaluation of the real has made imports less competitive. Our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume were 23% in each of 2002 and 2001 and were 20% in 2000. We have taken advantage of the opportunity to sell a greater volume of our paper at higher prices in the international market due to the devaluation of the real and weaker demand in Brazil.

     We have sought to increase the proportion of our production of value-added paper products, which have higher margins, using various strategies: (i) in the domestic market, we increased the proportion of our product mix devoted to coated, chemical and specialty papers, focusing on specific segments of the market; and (ii) in the export market, we increased sales of uncoated papers, especially cut-size, which became more competitive in price due to the devaluation of the real. We have decreased our total volume of pulp sales due to the completion of the Jacarei expansion, which limited production in the second half of 2002 as a result of integration and testing of new equipment. Since the new production line started up in December 2002, we have benefited from our ability to produce larger volumes of pulp at fixed costs that have not grown proportionally and from lower transportation costs relative to other producers. See "Item 4--Information on VCP--Business Overview--Our Business Strategy." We have also responded to the increased demand in the international market by increasing our U.S. dollar-denominated pulp exports.

     The following table shows a breakdown of our total exports in 2002 in terms of volume by geographic location:


                                                                       Pulp                         Paper
                                                                       ----                         -----
                                                             Thousands                    Thousands
                                                             of Tons       % of Total      of Tons        % of Total
                                                             ---------     ----------     ----------      ----------
North America........................................         103.7             41%           47.8            36%
Latin America(1)....................................           --               --            32.7            25%
Europe..............................................          108.5             43%           34.7            26%
Asia and Africa.....................................           40.4             16%           16.7            13%
                                                             ------           ------        -------          -----
 Total Exports......................................          252.6            100%          131.9           100%

-------------------------
(1) Excluding Brazil.


Prices

     All references to prices relate to average prices determined by dividing the corresponding net sales by the respective tonnage.

     Pulp. Our pulp operations are affected by prevailing world market prices for pulp, the amount of pulp produced and sold worldwide, and the pulp requirements of our paper business. The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical and subject to significant fluctuations over relatively short periods of time. The price of pulp is affected by the U.S. dollar, with domestic sales denominated in reais and export sales generally denominated in U.S. dollars. After reaching a peak in the middle of 1995, listed prices began to fall and continued to fall through the first quarter of 1999 due to a significant drop in demand for wood-free papers; however, pulp prices began to increase in the second quarter of 1999 and continued to increase until reaching a peak of around U.S.$700 per ton early in the second half of 2000. In the third quarter of 2000, market pulp prices began to fall and continued to decline in 2001 due to a significant drop in demand and a slowdown of the U.S. economy. During the second half of 2001, market pulp prices were around U.S.$400 per ton. As prices declined, older pulp facilities in North America and Europe were decommissioned, which reduced world pulp supplies and inventory levels. In the fourth quarter of 2001, market pulp prices began to increase because industry-wide inventory declined resulting from the scheduling by several producers of production downtime in order to reduce growing inventory and maintain price levels. In the second quarter of 2002, pulp prices rose to a high of U.S.$480 per ton as the result of increased demand and relatively lower inventories. After stabilizing in the third quarter of 2002, prices fell in the fourth quarter of 2002 because seasonal factors resulted in higher inventories. In the first quarter of 2003, severe weather conditions reduced harvesting in the United States and resulted in reduced pulp production. This factor, along with strong demand in China, reduced inventories and caused prices to climb to U.S.$570 per ton in the United States, U.S.$540 per ton in Europe and U.S.$510 per ton in Asia.

     The average Free on Board, or FOB, price per ton for our export sales of bleached eucalyptus market pulp was U.S.$355 in 2002, U.S.$382 in 2001, and U.S.$579 in 2000. In the first quarter of 2003, average FOB prices increased to U.S.$426 per ton.

     Paper. Our paper operations are affected primarily by demand for paper in Brazil and by Brazilian economic conditions and, to a lesser extent, international paper prices. Prices for printing and writing papers are generally linked to international prices. In the second half of 2002, an increase in the exchange rate and the resulting increase in export volumes, especially for cut-size paper, created a shortage of paper in the domestic market and average prices increased approximately 35% in reais, which partially offset the strong devaluation of the real.

     In response to the cyclical nature of the paper market, we have increased our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers, which are less subject to cyclical price variations, and we have increased our export capacities to respond to weaker periods in the domestic market.

Costs and Operating Expenses

     Our principal costs of production are incurred in reais and consist of raw materials (primarily wood and chemicals), labor and depreciation. Our business is capital intensive and a portion of our costs is fixed. We seek to maintain high capacity utilization rates to benefit from economies of scale and production efficiencies resulting from the operation of large, efficient production facilities and machines. As a percentage of net sales, selling and marketing expenses were 10% in 2002, 9% in 2001 and 8% in 2000. The slight increase resulted from the increase of export volumes and lower international prices. We generally pay up to 5% of the FOB price to export and shipping agents, which varies by geographic region and responsibilities. General and administrative expenses as a percentage of net sales were 5% in both 2002 and 2001.

Financial Income

     We derive financial income from several sources, including interest on cash and cash equivalents and held-to-maturity investments. We have traditionally derived financial income from accessing low cost foreign-currency financing and investing the proceeds in higher-yielding Brazilian financial instruments. The unrealized gains from cross-currency interest rate swap contracts are recorded at fair market value on our balance sheet as an asset and on our income statement as "Foreign exchange losses, net." We enter into these arrangements to reduce our exposure resulting from a possible devaluation of the real in relation to the U.S. dollar because a high proportion of our debt is denominated in U.S. dollars and the majority of our cash is generated in reais. See "--Brazilian Economic Environment" and "Liquidity and Capital Resources--Debt."

Financial Expenses

     We incur financial expenses from several sources, including short-term debt and long-term debt. We principally seek long-term financing to fund our projects, which are generally of a long-term nature. Short-term debt is comprised of U.S. dollar-denominated working capital from commercial banks and short-term secured loans. Long-term debt consists of both U.S. dollar- and real-denominated debt. We have consistently derived profits from the arbitrage when we borrow funds in U.S. dollar-denominated liabilities and invest amounts in real-denominated assets despite the hedging costs involved, but we do not incur such debt in order to gain from that arbitrage. We provide no assurance that such favorable results will be earned in the future or that we will continue with these arbitrage transactions. See "--Liquidity and Capital Resources."

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

     o impairment of investments, goodwill, intangible assets and amortization;

     o    forest development costs and impairment tests;

     o    deferred taxes; and

     o    tax contingencies.

     Revenue Recognition and Accounts Receivable

     We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title passes to our customers.

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

     Vendor Program

     Some of the sales of our products to certain of our domestic customers are performed through a program called the "vendor program," where the purchases from us are financed by a bank that has established a direct financing program.

     Under the vendor program, (1) the bank finances the customers' purchases (by making a payment to us on behalf of the customers in cash equal to the amount of the purchase price payable by the customers) and (2) we issue separate guarantees in which we guarantee payment to the bank in the event that the relevant customer fails to pay the bank. No separate fee is received by us for the guarantee.

     Under the vendor program, a separate note agreement exists between the bank and the customer, and the customer is considered to be the primary obligor under that note agreement. Under our guarantee contract with the bank, we are considered a secondary obligor of a specified percentage of the amount that the bank finances for the customer. Although the "receivables" are payable by our customers directly to the banks under the vendor financing program, we closely monitor the collection of these amounts and are advised by the bank once amounts have been settled. In the event of a default by a customer under the vendor-financing program with the banks, the bank will charge, pursuant to the guarantee, our checking account established with the bank in the amount of the default. Accordingly, during the period of the guarantee, we assess any contingent liabilities that may arise from the guarantee.

     Under the vendor program, we recognize revenue as the goods are delivered to our customers or when title passes to our customers.

     Allowance for Doubtful Accounts

     The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses; no adjustment is made to net sales revenue. Our accounting policy for establishing the allowance for doubtful accounts reserve is summarized as follows:

     o all overdue invoices over R$100,000 (equivalent to U.S.$28,300 at the December 31, 2002 exchange rate) are individually analyzed by our accounting department, in connection with the legal, collection and credit departments, in order to measure the amount of the probable expected losses, and, consequently, to determine the allowance for doubtful accounts to be recorded; and

     o overdue invoices of less than R$100,000 are reviewed by our collection and credit department in order to identify probable losses to be recorded based on our knowledge of the customer's credit history and current situation.

     Impairment of Investments, Goodwill, Intangible Assets and Amortization

     We acquired 28.0% of the voting capital and 12.3% of the total capital of Aracruz on November 1, 2001, for U.S.$370 million, generating goodwill on our portion of the underlying fair value of the net assets of U.S.$155 million. Financial Accounting Standards Board Statement, or SFAS No. 142, "Goodwill and Other Intangible Assets," was applied in connection with our acquisition, and no amortization of the goodwill generated as a result of this acquisition has been recorded.

     SFAS No. 142 establishes the reporting unit concept for impairment testing purposes. Once a purchase transaction is consummated, all assets and liabilities of the acquired company--including goodwill--are allocated to one or more reporting units. No goodwill remains at the enterprise-level for this purpose. Goodwill is then tested annually for impairment based upon the fair value of the company's reporting units.

     Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock," requires us to record an impairment provision in the event the quoted market price of the investee's publicly traded stock is quoted below book value. A goodwill impairment provision was made in 2002 based on the market price of U.S.$18.56 for the Aracruz ADRs on December 31, 2002. The impairment charge of U.S.$136 million (gross of deferred income tax effects of U.S.$46 million) was taken directly as a charge to income ("Equity loss of investee"). The deferred tax effect of U.S.$34 million is included in "Deferred income tax benefit."

     Forest Development Costs and Impairment Tests

     Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and ongoing maintenance costs are capitalized as incurred. Until December 31, 2000, forests were normally harvested three times over a 21-year period, and we amortized 60% of accumulated costs at the time of the first harvest, 26% of accumulated costs through the second harvest plus 65% of costs incurred since the first harvest, and the remaining costs at the time of the third harvest. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning on January 1, 2001, for new project areas, we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest. Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a straight-line basis over five years.

     U.S. GAAP, SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets," requires companies to periodically evaluate the carrying value of long-lived assets to be held and used and long-lived assets to be disposed of, when events and circumstances warrant such a review. Companies are required to identify the smallest unit or group of assets at which cash flows generated by the group can be measured. The projected undiscounted cash flows from each such asset group is compared to its carrying value. A loss is recognized if the carrying value exceeds the fair market value of the assets for that group of assets.

     Deferred Taxes

     We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate. Due to our enrollment in the REFIS program (Programa de Recuperacao Fiscal), a Brazilian tax recovery program, we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pre-tax income. Since 2001, we have elected to calculate and pay our income taxes based on the provisions of REFIS.

     Tax Contingencies

     We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes that we do not believe are due. As discussed in Note 14 to our audited financial statements at and for the year ended December 31, 2002, we have accrued our estimate of the costs for the resolution of these claims when we consider loss of our claim to be probable. The tax contingencies relate primarily to value-added sales and excise taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

Brazilian Economic Environment

     Our results of operations and financial condition, as reported in our financial statements, have been affected by the rate of Brazilian inflation and the rate of devaluation of the Brazilian currency against the U.S. dollar.

     Effects of Inflation and Impact of Real Plan. Since the introduction of the real as the Brazilian currency in July 1994, inflation was controlled until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, such as those prior to the introduction of the real (when inflation rates reached approximately 80% a month in March 1990), real wages in Brazilian currency tended to fall because salaries typically did not increase as quickly as inflation. The effect was a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the real plan resulted in increased spending on consumer goods (including paper), higher real income growth, increased consumer confidence and the increased availability of credit. It also resulted in relatively higher labor costs.

     The table below shows the Brazilian general price inflation (according to the IGP-DI), devaluation of the real against the U.S. dollar and the period-end exchange rate and average exchange rates for the periods shown:

                                                                            For the Years Ended December 31,
                                                             ----------------------------------------------------
                                                             2002        2001       2000        1999         1998
                                                             ----        ----       ----        ----         ----
Inflation (IGP-DI).......................................     26%        10%         10%         20%          2%
Devaluation (appreciation) of the real vs. U.S. dollar...     52%        18%         9%          48%          8%
Year/period-end exchange rate-- U.S.$1.00................   R$3.53      R$2.32     R$1.96      R$1.79       R$1.21
Average (daily-weighted) exchange rate(1)-- U.S.$1.00....   R$2.92      R$2.35     R$1.83      R$1.81       R$1.16

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

     Based on transactions and balances as at and for the year ended December 31, 2002, various indicators are as follows: 11% of our cash and held-to-maturity investments balances were in reais; generally, our sales prices do not react immediately to a change in exchange rates; approximately 67% of our sales were determined in reais; and, as discussed under "Item 11--Qualitative and Quantitative Disclosure About Market Risk," approximately 90% (estimated) of our cost of sales and 70% (estimated) of our operating expenses were incurred in reais.

     Although we present our financial statements in U.S. dollars, our functional currency is the real. Beginning in 1998, we changed our functional currency to the real because, in accordance with SFAS No. 52, a company operating in an environment that is not highly inflationary is obligated to use the currency of its operating environment as its functional currency. Since we adopted the real as our functional currency in 1998, the devaluation has had the following additional effects on our results of operations:

     o The effects of our U.S. dollar transactions (cash, cash equivalents, held-to-maturity investments, loans and the unrealized gains and losses from cross-currency interest rate swap contracts, among others) are recorded in our statements of income. In our 2000 statement of income, we recorded a U.S.$14 million net foreign exchange loss. In 2001, we recorded a U.S.$8 million net foreign exchange loss. In 2002, we recorded a U.S.$11 million net foreign exchange loss.

     o Our non-monetary assets, primarily inventories and property, plant and equipment, are translated to U.S. dollars at the period end exchange rates. Any depreciation of the real against the U.S. dollar will be reflected as a charge directly to shareholders' equity, including the decrease in book value of property, plant and equipment in reais when translated to U.S. dollars. These currency translation effects are beyond our management's control. Accordingly, in our statement of changes in shareholders' equity for 2000, we recorded a U.S.$107 million charge directly to shareholders' equity, without affecting net income, to reflect the devaluation of the real against the U.S. dollar of approximately 9%. In 2001, we recorded the same effect in the amount of U.S.$179 million to reflect the 18% devaluation of the real against the U.S. dollar. In 2002, we recorded this effect in the amount of U.S.$412 million to reflect the 52% devaluation of the real against the U.S. dollar.

     For further information on the effects of the change in functional currency on the presentation of our financial information, see Note 2(a) to our consolidated financial statements.

     Additionally, inflation and exchange rate variations have had, and may continue to have, effects on our financial condition and results of operations. One significant effect of inflation and exchange rate variations on us concerns our costs and operating expenses. Our cash costs (i.e., costs other than depreciation and depletion) and operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and service providers generally increase prices to reflect Brazilian inflation. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our costs and operating expenses may increase, and (assuming constant U.S. dollar sales prices) our profit margins decrease. If the rate of appreciation of the U.S. dollar exceeds the rate of Brazilian inflation, then, as expressed in U.S. dollars, our costs and operating expenses may decrease and (assuming constant U.S. dollar sales prices) our profit margins increase.

     The devaluation of the real in 2000, 2001 and 2002 had the following favorable effects, among others, on our financial condition and results of operations when expressed in reais:

     o The 9% devaluation of the real during 2000 increased the sales proceeds of our export products, when measured in reais, although without a corresponding increase in U.S. dollar sales revenue. This effect is reflected in our improved net cash flow from operating activities that increased from U.S.$205 million in 1999 to U.S.$381 million in 2000. Of our total revenues, 33% derive from our exports.

     o The 18% devaluation of the real during 2001 increased the sales proceeds of our export products, when measured in reais, although without a corresponding increase in U.S. dollar sales revenue. This effect is reflected in our cash flow from operating activities of U.S.$234 million, although it was partially offset by the reduction of international prices of pulp and paper.

     o The 52% devaluation of the real during 2002 increased the sales proceeds of our export products, when measured in reais, although without a corresponding increase in U.S. dollar sales revenue. This effect is reflected in our cash flow from operating activities of U.S.$185 million although it was partially offset by the reduction of international prices for pulp and paper.

     o Our exports, which represented 31% of our total net revenues in 2000, 32% in 2001 and 33% in 2002, have enjoyed higher margins following the devaluation of the real, because exports are U.S. dollar-denominated while most of our costs are in reais, which has increased our ability to adopt an aggressive competitive strategy in the international markets, given our higher production capacity.

     o Because the price of pulp in Brazil traditionally has followed the international price of pulp in U.S. dollars, the price in reais increases for sales to the domestic market when the real devalues against the U.S. dollar, generating additional revenues. This additional revenue in reais reflects additional revenue when reported in U.S. dollars.

     o Increases in prices of supplied products and services did not have a significant impact on our costs and operating expenses during 2000, 2001 and 2002. Because our costs and operating expenses are generally in reais, the devaluation had the effect of decreasing these costs when reported in U.S. dollars.

     The devaluation of the real impacts the amount of dividends or interest on equity available for distribution to our shareholders when measured in U.S. dollars. Amounts of dividends or interest on equity reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses, which are included in the results of operations determined under Brazilian GAAP and which affect the amount of unappropriated earnings available for distribution. In 2002, on a consolidated basis, we and our subsidiaries recorded under Brazilian GAAP foreign exchange losses (including gains from foreign currency swaps) of R$15 million (equivalent to U.S.$5 million) compared to R$12 million (equivalent to U.S.$5 million) in 2001 and R$21 million (equivalent to U.S.$11 million) in 2000.

     We have entered into financial instruments to mitigate the effects of foreign exchange variations on our U.S. dollar-denominated debt. We believe entering into these financial instruments partially protected our net assets from the significant devaluations of the real in 1999 and 2002. We entered into cross-currency interest rate swap contracts to offset losses generated by our U.S. dollar denominated loans. These contracts have protected us from the significant losses that would otherwise have been charged to income at the time of the devaluation. Although our debt totaled U.S.$1,042.4 million at December 31, 2002, we recorded a net foreign exchange loss of U.S.$11 million in 2002 (1%) while the real devalued by 52%. See "--Liquidity and Capital Resources--Capital Expenditures."

     Effects of International Crises on the Brazilian Economy. International crises have adversely impacted the Brazilian economy from time to time. For example, the 1997 Asian crisis and the 1998 Russian crisis contributed to the need for the Central Bank to devalue the real in the beginning of 1999. In 2000, Brazilian financial markets were negatively affected by volatility on the U.S. Nasdaq markets and the decline in value in the technology sector. In 2001, the Brazilian economy was negatively affected by the country's energy crisis, the Argentine political and economic crisis and the terrorist attacks in the United States on September 11, 2001. In 2002, the Brazilian economy was negatively affected by uncertainties caused by the country's elections, the political and economic uncertainties in other emerging markets and the threat of war in Iraq.

A.   Operating Results

Results of Operations

     The following table sets forth certain items derived from our statements of income for the years indicated:

                                                                    For the Years Ended December 31,
                                                                    -------------------------------
                                                                       2002        2001        2000
                                                                       ----        ----        ----
                                                                           (U.S.$ in millions)
Net sales.....................................................      $    609      $    654   $    774
Cost of sales.................................................          (329)         (344)      (371)
                                                                       -----        ------      -----
     Gross profit.............................................           280           310        403
Selling and marketing expenses................................           (58)          (56)       (58)
General and administrative expenses...........................           (30)          (32)       (33)
Other operating (expenses) income, net........................           (15)           (5)         2
                                                                       -----        ------      -----
     Operating profit.........................................      $    177      $    217   $    314
                                                                       -----        ------      -----

     The following table sets forth certain items derived from our statements of income as a percentage of net sales for the years indicated (certain totals may not agree due to rounding):

                                                                     For the Years Ended December 31,
                                                                     --------------------------------
                                                                       2002        2001        2000
                                                                      ------      ------      ------
Net sales.....................................................         100%         100%       100%
Cost of sales.................................................         (54)         (53)       (48)
                                                                      -----        -----      -----
     Gross margin.............................................          46           47         52
Selling and marketing expenses................................         (10)          (9)        (8)
General and administrative expenses...........................          (5)          (5)        (4)
                                                                      -----        -----      -----
     Operating profit.........................................          29           33         40
Financial income..............................................          12           11         13
Financial expenses............................................         (10)          (6)       (10)
Foreign exchange losses, net..................................          (2)          (1)        (1)
Gain on sale of affiliate.....................................          --           --         --
Income tax expenses...........................................           2           (9)       (10)
Equity loss of affiliate......................................         (20)          --         --
Cumulative effect of accounting change, net of tax............          --            1         --
                                                                      -----        -----      -----
     Net income...............................................          11%          29%        32%

     We operate in two business segments: pulp and paper, which together account for 100% of our sales. The following table sets forth, by reportable segment, our net sales as determined in accordance with U.S. GAAP:


                                                                     For the Years Ended December 31,
                                                                     ---------------------------------
                                                                       2002        2001        2000
                                                                      ------      ------      ------
                                                                            (U.S.$ in millions)
Revenue from customers:
     Pulp.....................................................       $   129      $   143    $   207
     Paper....................................................           480          511        567
         Total net revenues...................................       $   609      $   654    $   774
                                                                       -----       ------      -----
Pulp revenue (including intersegment sales)...................       $   287      $   326    $   435
Paper revenue.................................................           480          511        567
                                                                       -----       ------      -----
     Total revenues (including intersegment sales)............           767          837      1,002
Segment elimination-- intersegment revenue....................          (158)        (183)      (228)
                                                                       -----       ------      -----

     Total net revenues.......................................       $   609      $   654    $   774
                                                                       -----       ------      -----

                                       48

     For further information on our segments, see Note 15(a) to our consolidated financial statements.

     The following table sets forth certain of our sales volume information for pulp and paper for the periods indicated:

                                                                       For the Years Ended December 31,
                                                                       --------------------------------
                                                                       2002           2001          2000
                                                                       ----           ----          ----
                                                                               (in metric tons)
Pulp:
Sales volume to customers:
     Domestic.................................................         81,698        85,057        100,314
     Export...................................................        252,644       257,509        240,278
                                                                   -----------    ----------      ---------
         Total................................................        334,342       342,566        340,592
                                                                   -----------    ----------      ---------

Paper:
Sales volume to customers:
     Domestic:
         Printing and writing.................................        353,451       356,059        337,340
         Thermal and carbonless...............................         55,335        52,446         49,061
         Other specialty paper................................         30,673        28,388         38,076
              Total...........................................        439,459       436,893        424,477
     Export:
         Printing and writing.................................        129,876       131,749        105,046
         Thermal and carbonless...............................          1,967           755             --
                                                                   ===========    ==========      =========
                Total.........................................        131,843       132,504        105,046
                                                                   ===========    ==========      =========
Total.........................................................        571,302       569,397        529,523

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Introduction

     In 2002, the devaluation of the real, political uncertainty, weak economic growth and low international pulp prices created poor market conditions, but our extensive line of products, access to international markets, cost reduction and productivity gains helped us offset those conditions. Additionally, cross-currency interest rate swap transactions aided us in mitigating market risks.

     Net Sales

     Because of our ability to adapt to adverse market conditions by capitalizing on competitive advantages and by optimizing the market allocation of our products, net sales decreased only 7% even though the real devalued by 52%. The decrease primarily resulted from the translation of net sales to U.S. dollars and prices being 6% lower on average when expressed in U.S. dollars. In 2002, sales volume remained stable. Approximately 67% of our net sales were in the domestic market. Of our revenues, 79% related to sales of paper and 21% related to sales of pulp compared with 78% and 22%, respectively, in 2001.

     Pulp. In the pulp segment, sale volumes decreased to 334,342 metric tons in 2002 from 342,566 metric tons in 2001. The decrease in volume was due to the testing of equipment that occurred at the Jacarei plant in connection with the Jacarei expansion, which caused a decrease of 12,000 tons in production, and the reduction of the pulp inventories due to the annual scheduled maintenance stoppages in the second quarter of 2002. Net sales attributable to pulp decreased by 10% to U.S.$129 million in 2002 from U.S.$143 million in 2001. This decrease was mainly due to a decrease of 7% in the average price of pulp, which resulted from high international inventories mainly in the first half of 2002, and the 2% decline in volumes caused by the testing at the Jacarei plant. Pulp exports constituted 76% of both revenues and volume of sales of pulp in 2002, compared to 75% in 2001.

     In the domestic market, the volume of net sales of pulp decreased by 13%. Revenues from domestic pulp sales decreased from 25% in 2001 to 24% in 2002. This decrease is mainly due to the shift in our focus to sales in international markets.

     Paper. In the paper segment, domestic sale volumes increased by 1% in 2002 as compared to 2001, mainly due to our large export volumes, primarily of uncoated paper, which was due to an increase on higher value-added products such as coated, carbonless, thermal papers and specialties. Net sales attributable to paper decreased by 6% to U.S.$480 million in 2002 from U.S.$511 million in 2001, mainly due to a 6% decrease in the average prices of paper. The domestic market accounted for 79% of paper revenues in 2002, compared to 80% in 2001.

     Our domestic market strategy was to increase sales of value-added papers. This volume increase was partially offset by a reduction in uncoated paper volumes. Domestic prices increased 35%, which partially offset the 52% devaluation of the real. The increase of cut-size paper exports resulted from a reallocation of sales to global markets to counter the slowdown of the Brazilian economy and to capitalize on the relatively stronger U.S. dollar, which provided higher margins for our products in the international markets.

     Cost of Sales

     Cost of sales decreased by 4% to U.S.$329 million in 2002 from U.S.$344 million in 2001. This decrease was due to our ability to offset the effects of the real devaluation by offering a more value-added product mix comprised of cut-size, coated and chemical paper, which was partially offset by an increase in the prices of raw materials as a result of the real devaluation and an increase in labor costs due to wage increases under our collective bargaining agreements negotiated in October 2001. The increase in the price of variable production expenses, such as fuel and electricity, also contributed to higher production costs.

     Our gross margin decreased to 46% in 2002 as compared to 47% in 2001 due to the devaluation of the real, which caused per-unit costs not to fully offset lower average domestic prices in U.S. dollars, even considering the increase in prices in reais in the domestic market and the improvements in our product mix.

     Selling and Marketing Expenses

     Despite the devaluation of the real, which had the effect of reducing amounts reported in U.S. dollars upon translation, sales expenses increased 4% to U.S.$58 million in 2002, equivalent to 9.5% of net revenues, as compared to 8.6% in 2001. This increase resulted mainly from a U.S.$3 million provision for bad debts that we recorded in 2002.

     General and Administrative Expenses

     General and administrative expenses decreased 6% to U.S.$30 million in 2002 from U.S.$32 million in 2001. The decrease partly resulted from the effect of the currency devaluation on expenses, which are primarily denominated in reais. This decrease was partially offset by payments to outside consultants of U.S.$0.8 million, amortization of recent technology projects of U.S.$1.3 million, expenses related to other projects of U.S.$0.4 million and a wage increase. As a portion of net revenue, general and administrative expenses remained stable at 5%.

     Operating Profit

     Operating profit (before financial expenses) totaled U.S.$177 million, which was 18% lower than in 2001. This decrease was caused by lower average prices and an impairment charge of U.S.$12 million related to the equipment retired at the Jacarei plant due to the expansion project.

     Pulp (including intersegment transactions at market values). Operating profit attributable to pulp as reported under U.S. GAAP decreased by 27% to U.S.$93 million from U.S.$128 million in 2001. The decrease was primarily due to the 7% decline in pulp sale prices.

     Paper (including intersegment transactions at market values). Operating profit attributable to paper as reported under U.S. GAAP decreased by 6% to U.S.$84 million from U.S.$89 million in 2001. The decrease was primarily due to the 6% decline in paper sale prices in U.S. dollars, which was partially offset by the enhancement of the product mix in the domestic market and the increase in volumes.

     Financial Income

     Financial income increased by 3% to U.S.$73 million in 2002 from U.S.$71 million in 2001. This change was primarily due to the increase in average Brazilian interest rates. The increase was partially offset by the decrease of our cash position from U.S.$578 million at the end of 2001 to U.S.$503 million at the end of 2002. We optimized arbitrage positions between interest rates on dollar-denominated borrowings (principally export credits) and local interest rates available on real-denominated investments. The amount we earned from these activities was recorded as financial income.

     Financial Expenses

     Financial expenses increased by 51% to U.S.$59 million in 2002 from U.S.$39 million in 2001 due mainly to the increase in our average gross debt. The U.S.$370 million loan that was disbursed in October 2001 as part of our acquisition of 28.0% of the voting shares of Aracruz and the financial expenses associated with the transaction had an effect on the fourth quarter of 2001 and in 2002.

     Foreign Exchange Losses

     Foreign exchange losses increased by 38% to U.S.$11 million in 2002 from U.S.$8 million in 2001 primarily due to the effect of higher exchange rate variation on our exposure to foreign currency in 2002 compared to 2001. Because we have adopted the real as our functional currency, the losses recorded on foreign-currency based transactions, which are mainly U.S. dollar-denominated debt or gains from cross-currency interest rate swap contracts, are translated to U.S. dollars and reported in our statement of income.

     Income Tax Expense

     In 2002 we recorded an income tax benefit of U.S.$10 million (the result of U.S.$37.6 million of income tax expense and U.S.$46.2 million of income tax benefit of the impairment charge of Aracruz) as compared to an income tax expense of U.S.$59 million in 2001. We have opted to determine our income taxes for 2001 and 2002 based on the provisions of the REFIS program, pursuant to which the income tax calculation is based on an estimated tax basis rather than on actual pretax income and therefore a comparative analysis of effective tax rates is not applicable.

     Equity Loss of Investee

     In November 2001, we acquired 28.0% of the voting shares of Aracruz for U.S.$370 million (including U.S.$155 million of goodwill). Consistent with U.S. GAAP practices, we reduced the carrying value of our investment in Aracruz to market value on December 31, 2002. Equity loss of investee of U.S.$121 million was mainly due to the impairment of the goodwill in Aracruz of U.S.$136 million.

     Net Income

     As a result of the foregoing, net income decreased by 64% to U.S.$69 million in 2002 compared to U.S.$192 million in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

     Introduction

     After the first quarter of 2001, the Brazilian economy was adversely affected by the unfavorable global environment and marked by uncertainty resulting from the economic slowdown in the major international markets in the aftermath of the September 11, 2001 terrorist attacks in the United States, and regionally due to the Brazilian energy crisis and the ongoing Argentine crisis. This environment and the high level of inventories negatively affected the pulp market, with the international price of pulp decreasing by 40% during the first half of the year and remaining at those levels during the first quarter of 2002. Domestically, we also faced the unexpected energy rationing program that, together with the reduced Brazilian GDP growth, created instability in the exchange rate market and overall macroeconomic conditions, an 18% devaluation of the real and a reduction in domestic paper consumption.

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

     Pulp. In the pulp business, we concentrated on exports, where a favorable exchange rate partially compensated for declining prices. Net sales attributable to pulp decreased by 31% to U.S.$143 million in 2001 from U.S.$207 million in 2000. This decrease was mainly due to a 31% decrease in the average prices of pulp, which resulted from very high international inventories due to the weak demand by European, American and Asian paper producers. Pulp exports constituted 75% of both revenues and sales volume of pulp in 2001, compared to 71% in 2000.

     In the domestic market, net sales of pulp decreased by 39% due to a decrease in sales volume and in average prices. We reduced sales of pulp in the domestic market and increased our export volumes in order to take advantage of the favorable international prices. In the domestic market, pulp sales volume as a percentage of total sales of market pulp decreased to 25% in 2001 from 29% in 2000.

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

     Selling and Marketing Expenses

     Selling and marketing expenses decreased by 3% to U.S.$56 million in 2001 from U.S.$58 million in 2000 mainly due to the devaluation of the real, since most of our selling expenses are in reais and not linked to the U.S. dollar. This decrease was partially offset by the increase in volume of products sold, especially those sold to the export market, in which the related freight and other export expenses are denominated in U.S. dollars.

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

     The market value of pulp used in our paper operations in 2001 was U.S.$183 million, compared to U.S.$228 million in 2000. Valuing these transactions at market value, our pulp operating profit would have decreased 46% to U.S.$128 million in 2001 from U.S.$238 million in 2000, and our paper operating profit would have increased 17% to U.S.$89 million in 2001 from U.S.$76 million in 2000.

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

     Income Tax Expense

     Income tax expense decreased by 26% to U.S.$59 million in 2001 from U.S.$80 million in 2000. As we opted to determine our income taxes for 2001 based on provisions of the REFIS program pursuant to which tax is based on an estimated tax basis rather than on actual pretax income, a comparative analysis of effective tax rates is not appropriate. In 2000, income tax was based on actual pretax income.

     Cumulative Effect of Account Change, Net of Tax

     Upon adoption of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," we recognize our cross-currency interest rate swap contracts on the balance sheet at fair value and adjustments to fair value are charged to income. Prior to adopting SFAS 133, we recognized our cross-currency interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were charged to income. The adoption of SFAS 133 resulted in a cumulative effect of accounting change of U.S.$10 million, net of applicable tax expense of U.S.$4 million, which resulted in a gain in our consolidated income statement for the year ended December 31, 2001.

     Net Income

     As a result of the foregoing, net income decreased by 23% to U.S.$192 million in 2001 compared to U.S.$249 million in 2000.

B.   Liquidity and Capital Resources

Liquidity

     Our principal sources of liquidity have historically consisted of cash generated from operations and short-term and long-term borrowings. We believe these sources will continue to be adequate to meet our currently anticipated use of funds, which include working capital, investment in capital expenditures, debt repayment and dividend payments.

     We have historically made capital investments in order to, among other things, increase our production and modernize our facilities. We also review acquisition and investment opportunities. We may fund these investments through internally generated funds, the issuance of debt or equity or a combination of these methods. Our current principal capital expenditure is the Jacarei expansion. See "Item 4--Information on VCP--History and Development of VCP--Capital Expenditures."

     As a result of our expenditures in connection with the Jacarei expansion, there was a decrease in cash and cash equivalents of U.S.$82 million in 2002 compared to a decrease of U.S.$317 million in 2001. At December 31, 2002, we had cash and cash equivalents of U.S.$90 million.

     At December 31, 2001, we had approximately U.S.$406 million (of a total in deposits and investments of U.S.$536 million) in deposits and investments principally with Banco Votorantim S.A., and U.S.$41 million in unrealized gains from cross-currency interest rate swap contracts with Banco Votorantim S.A. At December 31, 2002, we had approximately U.S.$320 million (of a total in deposits and investments of U.S.$410 million) in deposits and investments principally with Banco Votorantim S.A., and U.S.$86 million in unrealized gains from cross-currency interest rate swap contracts principally with Banco Votorantim S.A. See "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions."

     At December 31, 2001, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$259 million, of which U.S.$52 million was denominated in U.S. dollars and the remainder in reais. At December 31, 2002, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$121 million, of which U.S.$88 million was denominated in U.S. dollars and the remainder in reais.

     At December 31, 2002 our balance sheet presents negative working capital of U.S.$62 million. We do not expect to have any difficulty in meeting our short-term obligations.

     The following table summarizes our significant contractual obligations and commitments that impact our liquidity at December 31, 2002:

Contractual Obligations(2)(3)               Up to 1 year          2-3 years        After 3 years          Total
---------------------------------------- --------------------  -----------------  ----------------   -----------------
                                                                  (U.S. dollars in millions)

Long-term debt, including current
   portion................................  U.S.$ 249            U.S.$    613        U.S.$  111         U.S.$  973
Commitment with MRS.......................          1                       4                23                 28
Jacarei Expansion Project.................         66                      --                --                 66
Take-or-pay contractual obligations.......         38                      76               266                380
Pension plan obligations(1)...............          1                       2                 8                 11
                                               -----------        -----------       -----------        ------------
     Total contractual cash obligations     U.S.$ 355            U.S.$    695        U.S.$  408         U.S.$1,458

------------
(1)  Amounts estimated for a ten-year period.
(2) At December 31, 2002, commitments for capital expenditures amounted to approximately U.S.$66 million.
(3) We also have take-or-pay contractual obligations, which are not expected to exceed U.S.$38 million per year.


Sources of Funds

     Operating activities provided net cash flows of U.S.$185 million in 2002, compared to U.S.$234 million in 2001 and U.S.$381 million in 2000.

     Financing activities (before distributions to shareholders), which include short-term and long-term secured and unsecured borrowings and debt repayments, generated net cash flows of U.S.$70 million in 2002 compared to cash flows of U.S.$562 million generated in 2001.

     At December 31, 2002, our debt was U.S.$1,039 million (of which U.S.$315 million had short-term maturities) representing a decrease of U.S.$3 million over the debt recorded at December 31, 2001. The long-term position amounted to 70% at December 31, 2002 compared to 56% in 2001. Approximately 89% of the debt was denominated in foreign currencies. At December 31, 2002, we had net debt of U.S.$536 million compared to net debt of U.S.$465 million at December 31, 2001, due to investments in the Jacarei expansion. In 2002, we continued our policy of mitigating the effect of foreign exchange variations on our U.S. dollar liabilities. This risk management policy does not take account of the natural hedge provided by our exports. On December 31, 2002, our net exposure to U.S. dollar liabilities was a negative amount of U.S.$39 million, which means that our assets in foreign currency were higher than our liabilities because we were overhedged.

Uses of Funds

     Investing activities before proceeds of U.S.$8 million in 2002, U.S.$2 million in 2001 and U.S.$5 million in 2000 from a total of investments, including acquisitions and the Jacarei expansion and other capital expenditures, consumed net cash flows of U.S.$268 million compared to U.S.$1,004 million in 2001 and providing U.S.$96 million in 2000.

     Our significant uses of cash included the repayment of debt, which consumed U.S.$910 million in 2002, U.S.$238 million in 2001 and U.S.$329 million in 2000.

Debt

     At December 31, 2002, our total debt was U.S.$1,039 million, consisting of U.S.$315 million in short-term debt, including the current portion of long-term debt, and U.S.$724 million in long-term debt. Our total debt at December 31, 2002 decreased by U.S.$3 million from total debt of U.S.$1,042 million at December 31, 2001.

     Most of our U.S. dollar-denominated borrowings are either advances made in respect of our export sales or international bank loans, which have lower interest rates than domestic financings. For our expansion projects, we use long-term financing in reais from BNDES, from which we have already received R$324 million as of December 31, 2002.

     In October 2001, Newark received a bridge financing for U.S.$370 million to finance the acquisition of our stake in Aracruz.

     On May 23, 2002, VCP Trading and VCP North America entered into a U.S.$380 million credit agreement with ABN Amro Bank N.V., as administrative agent, The Bank of New York, as collateral agent, and a syndicate of banks. All of the proceeds from the credit agreement were advanced to Newark (U.S.$304 million by VCP Trading and U.S.$76 million by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VCP Exportadora and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading or VCP North America with its respective customers for the sales of certain products.

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

     In December 1996, Voto-Votorantim Overseas Trading Operation N.V., a special purpose unconsolidated company owned 50% by us and 50% by S.A. Industrias Votorantim, also a member of the Votorantim group, known as Voto-Votorantim, received bridge financing from ING Barings for U.S.$300 million. Of this amount, U.S.$150 million was advanced to us by Voto-Votorantim at that time. In June 1997, Voto-Votorantim issued U.S.$400 million 8.5% notes due 2005, which are jointly and severally guaranteed by us, S.A. Industrias Votorantim, now VPAR, and Cimento Rio Branco, members of the Votorantim group. The bridge loan was paid in full with the proceeds of the U.S.$400 million Voto-Votorantim notes, and an additional U.S.$50 million was transferred to us. On the total U.S.$200 million intercompany loan, Voto-Votorantim charges us an interest rate identical to the one it pays to the holders of the Voto-Votorantim notes. Under the Voto-Votorantim notes indenture, each holder of the Voto-Votorantim notes could upon notice require Voto-Votorantim to repurchase, in whole or in part, the notes on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest and Voto-Votorantim could upon notice repurchase the Voto-Votorantim notes from the holders, in whole but not in part, on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued interest. In either case, Voto-Votorantim could procure any other person to purchase the Voto-Votorantim notes that are subject to its repurchase. On May 10, 2002, Voto-Votorantim gave notice to the trustee, exercising its call option through St. Helen Holding II B.V., a subsidiary owned by VPAR and us, on June 27, 2002.

     In order to finance our acquisition of the Voto-Votorantim notes through St. Helen II, on September 23, 2002, St. Helen Holding III Ltd., a subsidiary of VCP Exportadora and a 50%-owner of St. Helen II, entered into a credit agreement in the amount of U.S.$203 million, which is guaranteed by us and by VCP Exportadora. The principal is due September 23, 2003.

     We are in the process of establishing an export secured note program related to pre-export financing in the amount of U.S.$300 million. We cannot assure you that we will obtain this financing.

     We act as guarantor, together with other members of the Votorantim group, under a U.S.$150 million export finance agreement between VCP Exportadora and Votorantrade, dated October 29, 2001.

     Our long-term debt also consists of export credits and import credits with a number of financial institutions. The lines of credit with respect to export credits generally mature within 24 to 60 months. Upon shipment, the export credits are associated with that specific, identifiable shipment. The export credits are repaid with the proceeds of the export receipts from the specific shipment. At December 31, 2002, the outstanding amount of export credits was U.S.$264 million. The export credits bear annual interest of LIBOR plus 1.64%, for an effective rate of 3.08% at December 31, 2002. At December 31, 2002, the outstanding amount of import credits was U.S.$13 million. The import credits bear annual interest of 4.20% at December 31, 2002.

     BNDES, the parent of BNDESPAR, one of our principal shareholders, has been an important source of debt financing. At December 31, 2002, the BNDES loans amounted to U.S.$116 million related to the Jacarei expansion, and were denominated in reais. The BNDES loans are secured by liens on land, property (including the Jacarei mill) and equipment, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3.0% to 3.5% per annum on the principal amount and are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor, or the weighted average of the funding costs incurred by BNDES abroad. At December 31, 2002, the TJLP was fixed at 11%, and during 2002 averaged 9.875% per year. See Note 11 to our consolidated financial statements. On March 27, 2003, the TJLP was fixed at 12% for the three-month period starting April 1, 2003.

     At December 31, 2002, the amount of maturities of our long-term debt (current and long-term portion) is as follows:

Year                                                              Amount
----------------------------------------------------------  --------------
                                                                  (U.S.$
                                                               in millions)
2003...................................................               249
2004...................................................               267
2005...................................................               346
2006...................................................                62
2007...................................................                19
Thereafter.............................................                30
                                                            --------------
      Total............................................     U.S.$     973

     At December 31, 2002, all of our short-term debt related to trade financing was secured. The outstanding amount of that short-term debt was U.S.$66 million at December 31, 2002, with a weighted average interest rate of 5.2% and U.S.$69 million at December 31, 2001, with a weighted average interest rate of 6.1%.

Capital Expenditures

     During 2002, we spent U.S.$317 million in capital expenditures, a decrease of 53% from the U.S.$679 million invested in 2001 (which includes our investment in Aracruz) and an increase of 443% over the U.S.$125 million invested in 2000. Of this amount, U.S.$227 million was spent on the Jacarei expansion project, and the remaining U.S.$90 million was invested in the modernization of our plants, the implementation of our forest maintenance program and the updating of information technology. As of December 31, 2002, capital expenditures already realized or allocated to the Jacarei expansion project totaled U.S.$432 million and the total estimated project budget was U.S.$498 million. We expect to disburse U.S.$220 million in capital expenditures in 2003, including

U.S.$66 million related to the Jacarei expansion project. See "Item 4--Information on VCP--History and Development of VCP--Capital Expenditures."

Commitments and Contingencies

     We are subject to numerous commitments and contingencies with respect to tax, labor and other claims. See "Item 8--Financial Information--Consolidated Statements and Other Financial Information--Legal Matters," Note 14 to our annual audited consolidated financial statements and discussions on our critical accounting policies.

     The significant contractual obligations and commitments that affect our liquidity are short-term debt, long-term debt, take-or-pay contracts, leases and capital expenditures.

     At December 31, 2002, we had made provisions in the amount of U.S.$27 million for civil, labor and tax legal proceedings in long-term liabilities. In connection with some of these legal proceedings, we also have made judicial escrow deposits (included in "Other assets--other" in our balance sheet) in the amount of U.S.$12 million in 2002. The position of such provisions for tax and other litigation and deposits is as follows:

                                                              2002                                2001
                                                --------------------------------     ----------------------------
                                                   Deposits         Provisions        Deposits         Provisions
                                                --------------   --------------      -------------    -----------
                                                                            (in millions)
Tax-related.................................     U.S.$ 10         U.S.$ 19           U.S.$ 2          U.S.$ 4
Civil-related...............................           --                5                --                4
Labor-related...............................            2                3                 2                4
                                                --------------   --------------      -------------   ------------
                                                U.S.$   12       U.S. $ 27           U.S.$ 4         U.S.$ 12
                                                ==============   ==============      =============   ============

     We are one of the guarantors, together with other companies of the Votorantim group, of the U.S.$400 million notes issued by Voto-Votorantim. At December 31, 2002, we had loans outstanding totaling U.S.$200 million that are guaranteed by other companies of the Votorantim group. For additional information on our commitments and contingencies, see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions" and
Note 11 to our consolidated financial statements.

     We have not made any loans to any company of the Votorantim group since March 2000, and all of our loans were repaid at December 31, 2001. We do not intend to make these types of loans in the future. See Note 11 to our consolidated financial statements.

     The following is a summary of the guarantees provided by us in favor of other companies of the Votorantim group:

                                                             Outstanding amount
           Primary Obligor                    Purpose      at December 31, 2002                        Beneficiary
---------------------------     ----------------------    ----------------------     ------------------------------

Votocel Filmes Flexiveis            Equipment finance            U.S.$8 million              Banco Nacional de
Ltda.                                                                                  Desenvolvimento Economico e
                                                                                       Social-BNDES

     We estimate that, for 2002, 2001 and 2000, an average of approximately 2% of our total number of regular domestic customers (approximately 21%, 22% and 22%, respectively, of total domestic sales value) obtained our guarantee for their loans. At December 31, 2002, we had eleven customers under the vendor program with the average amount per customer based on our vendor program exposure at U.S.$4 million. Our vendor program exposure was U.S.$39 million at December 31, 2002 and U.S.$61 million at December 31, 2001.

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

     In 2001, the board of directors approved two other stock buyback programs, from April 6 to July 5, and from September 20 to December 20. We have not purchased shares under the two programs since December 21, 2001, nor have we renewed the programs. We carried over the 235,400 lots of 1,000 preferred shares bought from the 2000 buyback program up to February 2002, when we began selling these shares. We sold 91,100 lots of 1,000 preferred shares from February to April 2002, and the weighted average selling price was R$89.07 (U.S.$38.2) per lot of 1,000 preferred shares.

     At December 31, 2002 and 2001, treasury shares totaled 144,300,000 and 235,400,000 preferred shares respectively, at the weighted average selling price of R$53.11 per lot of 1,000 shares. The minimum price was R$50.96 per lot of 1,000 shares and the maximum price was R$54.78 per lot of 1,000 shares.

C.   Research and Development, Patents and Licenses, Etc.

     During 2002, 2001 and 2000, we spent approximately U.S.$1 million per year on research and development. We direct research and development activities towards increasing eucalyptus wood and quality yields, making our production more efficient, developing new products and improving the quality of our products. We maintain close links with various universities and private research institutes. As an integrated producer of pulp and paper, we have sought to gain an even better understanding of the whole production process. We attempt to identify the characteristics of both wood and pulp that are essential for the production of high quality paper.

     Capital expenditures in research and development are integrated in all of the phases of the production process through pioneering initiatives. Through these initiatives, we started production of whiter and better quality alkaline paper produced from 100% hardwood fiber, adopted micro-cuttings for cloning selected trees to produce rooted cuttings, and developed new products for the market. Currently, we are the only manufacturer in Brazil of high-resolution coated papers designed for labels for inkjet printing and coated paper that is resistant to humidity. Our research and development are aimed at satisfying market demand for quality products appropriate for specific applications.

     We are participating in two eucalyptus genome projects. One project, called FORESTs, is sponsored by the Eucalyptus Genome Consortium, which is a consortium of Brazilian pulp, paper and wood product companies, and FAPESP (The State of Sao Paulo Research Foundation). The Eucalyptus Genome Project seeks to (i) develop the eucalyptus genetic sequence (the results of the partial sequencing already made results in 130,000 ESTs - Expressed Sequence Tags), (ii) identify the genes responsible for patterns in wood quality, drought and disease resistance and nutrient absorption, and (iii) create tools for marker assisted selection. FORESTs, started in May 2000, has a budget of approximately U.S.$3.5 million and will take place over a period of approximately five years. We have committed to fund approximately 30% of this amount for the project. The consortium will own the results of the project, and we are entitled to full access to the technology resulting from the project.

     Another project, called the GENOLYPTUS Project, recently began with the support of the Brazilian Ministry of Science and Technology. The project involves seven universities, three Embrapa centers and 12 major forest-based companies. The funding for the project comes from the government (70%) and the consortium of forestry companies (30%). This project has a total budget of approximately U.S.$4 million over a period of approximately five years. The focus of the GENOLYPTUS project is to generate a suite of experimental resources and genomic tools to discover, map, validate and further investigate genes of economic importance in species of eucalyptus. The main objective of the project is to translate this knowledge to improved forest tree breeding and production technologies.

D.   Trend Information

     The trends which influence our sales and production and inventory levels are primarily the patterns and cycles of pulp purchases by paper producers, pulp and paper prices, the level of pulp inventory in the hands of pulp producers in the global market, global economic conditions and the effect of currency fluctuations.

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

Board of Directors

     Pursuant to Brazilian corporate law, shareholders of publicly traded companies such as us that together hold preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member of our board of directors as long as no multiple voting procedure has been requested. Until 2005, the board members that may be elected by holders of preferred shares shall be chosen from a list of three names drawn up by our controlling shareholder. The holders of our preferred shares have not yet elected any member of our board of directors.

     Set forth below are the name, age and position of each member of our board of directors elected at our shareholders' general meeting on April 24, 2003:

                  Name                      Age          Position
                  ----                      ---          --------

Jose Roberto Ermirio de Moraes(1)........    45          Chairman
Fabio Ermirio de Moraes(2)...............    41          Vice-Chairman
Carlos Ermirio de Moraes(3)..............    47          Member
Clovis Ermirio de Moraes Scripilliti(4) .    44          Member
Raul Calfat..............................    50          Member
---------------
(1) Jose Roberto Ermirio de Moraes is the son of Jose Ermirio de Moraes Filho, who passed away in 2001.
(2) Fabio Ermirio de Moraes is the son of Ermirio Pereira de Moraes who was once a board member. He is also the cousin of Jose Roberto Ermirio de Moraes.
(3) Carlos Ermirio de Moraes is the son of Antonio Ermirio de Moraes who was once a board member. He is also the cousin of Jose Roberto Ermirio de Moraes.
(4) Clovis Ermirio de Moraes Scripilliti is the son of Clovis Scripilliti, who passed away in 2000. He is also the cousin of Jose Roberto Ermirio de Moraes.

Board of Executive Officers

     Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our by-laws and by the board of directors and are independent from the Ermirio de Moraes family, our ultimate controlling shareholders. The executive officers are elected by the board of directors for one-year terms, although any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends on April 25, 2004.

     Set forth below are the name, age and position of each of our executive officers elected on April 25, 2003:

               Name                  Age              Position
-----------------------------------  ---  ------------------------------------

Raul Calfat.........................  50  President & Chief Executive Officer
Francisco Fernandes Campos Valerio..  55  Technical & Industrial Officer
Luiz Carlos Ganzerli................  55  Human Resource & Organizational
                                            Development Officer
Sergio Marnio Gandra Vaz............  59  Business Officer
Valdir Roque........................  52  Chief Financial Officer & Investor
                                            Relations Officer
Nelson Zanella......................  52  Director of Integrated Logistics
Fabio Faria.........................  45  Director of Information Technology

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

     Fabio Ermirio de Moraes. Mr. Fabio Ermirio de Moraes is a mechanical engineer and has been working for the Votorantim group since 1985. He has held the position of Director Vice-President of Votorantim Cimentos Ltda, Director President of Cia. Cimento Portland Itau, Director President of Cimento Tocantins S.A., and Director President of Fazenda Sao Miguel Ltda. Fabio Ermirio de Moraes is a member of the board of Votorantim Participacoes.

     Carlos Ermirio de Moraes. Mr. Carlos Ermirio de Moraes has been working for the Votorantim group since 1983. He was the Director President of Cimento Portland Itau. He is a founder and counselor member of Nickel Development Institute - NiDI, Toronto/Canada and a founder and counselor member of Ayrton Senna Institute. He is a counselor of ALUNORTE, which is a joint venture with Industry Vale do Rio Doce. He has also been the Director President of Votorantim Metais since 1997. He is the President Administration Counselor of CPFL (Cia. Paulista de Forca e Luz) and VBC Energia S/A (Votorantim, Bradesco e Camargo Energia). He was elected President of the Executive Committee of Votorantim Participacoes in April 2001.

     Clovis Ermirio de Moraes Scripilliti. Mr. Scripilliti has served as a member of our board of directors since 2000. He is also vice president of Votorantim Cimentos. He studied Metallurgy Engineering at Mackenzie University in Sao Paulo, Brazil.

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

     Luiz Carlos Ganzerli. Mr. Ganzerli was first elected an executive officer in February 2000. He previously held positions in the human resources and organizational development departments at Roche Quimicos e Farmaceuticos from 1999 to 2000 and Alpargatas Santista Textil S.A. from 1994 to 1999. He holds a B.A. in Business Administration from Mogi das Cruzes University, Brazil.

     Sergio Marnio Gandra Vaz. Mr. Vaz has been our business director since 1992. He previously held positions in the sales and marketing areas of Industria Gessy Lever S.A. from 1970 to 1988. In 1988, he was the commercial director at Industrias de Papel Simao S.A. and KSR Comercio e Industria de Papel S.A., both bought by VCP in 1992. He holds a B.A. in Business Administration from FEA, the Administration and Economics College of the University of Sao Paulo, Brazil, and has taken specialization courses in Managing Marketing in Lausanne, Switzerland and at Dynamic Global Marketplace at the Kellogg School/F.D.C. in Chicago, Illinois in the United States.

     Valdir Roque. Mr. Roque has been our chief financial officer and our Investor Relations director since 1994. He also serves as chief financial officer of Votocel, another company of the Votorantim group and our direct parent. He previously worked at Monsanto do Brasil S.A. as Treasurer, and at General Electric and Ford. He has completed postgraduate courses in Business Administration at the Getulio Vargas Foundation in Sao Paulo, Brazil, holds a B.A. in Economics from the Catholic Pontifice University in Sao Paulo, Brazil and has taken specialized courses in financial management at the Stanford Business School, California in the United States.

     Nelson Zanella. Mr. Zanella has been the Director of Integrated Logistics since June 2002. He holds a degree in Engineering and Business Administration. He was previously the Director of Integrated Logistics of Sadia S.A., Business Director and President of Fratelli Vita (AmBev), and Vice-President of Operations of Panamco/Coca-Cola.

     Fabio Faria. Mr. Faria has been the Director of Information Technology since January 2002. Prior to that, he was the regional information technology director of BASF S.A. from October 1998 to December 2001, and an administrative director of BASF S.A. from February 1997 to October 1998. He was the accounts manager of EDS Brasil S.A. from December 1995 to February 1997. He has an international executive MBA from the University of Sao Paulo, Brazil.

Fiscal Committee

     Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent fiscal committee (conselho fiscal). However, we are required to establish a fiscal committee upon the request of shareholders who, in the aggregate, hold at least 10% of the common shares or 5% of the preferred shares. On April 27, 2001, our shareholders approved the creation of a Conselho Fiscal. Under the Brazilian corporate law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of management. A Conselho Fiscal is not equivalent to, or comparable with, a U.S. audit committee. Our fiscal committee is composed of three members, as required by the Brazilian corporate law, and three alternates. Two members of the fiscal committee represent the controlling shareholders, and one represents the minority shareholders' interests. The members of the fiscal committee are elected for one-year terms, but can be reelected. The primary responsibility of the fiscal committee is to review management's activities and the financial statements, and to report its findings to the shareholders. Under the Brazilian corporate law, the fiscal committee may not contain members that (i) are on the board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company or a company of the Votorantim group, and
(iv) are spouses or relatives of our management, up to the third degree. In addition, the Brazilian corporate law requires that the fiscal committee members receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian corporate law requires a fiscal committee to have a minimum of three and a maximum of five members.

     As of April 30, 2003, our fiscal committee was composed of the following members, whose term will expire on the annual shareholders' meeting in April 2004:

                    Name                        Age     Length of Term     Year First Elected         Position
                    ----                        ---     --------------     ------------------         --------



Ariovaldo dos Santos........................    50         one year               2001                 Member
Joao Carlos Hopp............................    74         one year               2001                 Member
Roberto Martins Ribeiro de Jesus............    41         one year               2001                 Member
Lazaro Peacido Lisboa.......................    65         one year               2001                Alternate
Roque Antoni Carraza........................    53         one year               2001                Alternate
Jose Godinho Neto...........................    64         one year               2001                Alternate


B.   Compensation

     According to our by-laws, our directors do not receive any compensation. As of the year ended December 31, 2002, the aggregate compensation, including cash and benefits-in-kind, paid to our executive officers (a total of seven persons at the time) was approximately R$4.5 million (corresponding to U.S.$1.5 million).

C.   Board Practices

     Our board of directors generally meets nine times a year and when called by the chairman or by the majority of the members of the board of directors. Our board of directors met 12 times during 2002. Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations.

     According to our by-laws, the members of the board of directors are elected by the holders of our common shares at the general meeting of shareholders. Members of the board of directors serve two-year terms. The terms of the current members expire on April 24, 2005.

D.   Employees

     As of December 31, 2002, we employed 3,848 persons. We use subcontractors for many of our forestry operations and for substantially all of the transportation of wood, pulp and other raw materials. These subcontractors employed 3,740 persons for our business as of December 31, 2002. Approximately 78% of the workers in our forests are employed by third parties, predominantly in areas such as maintenance and security. See "Item 4--Information on VCP--Business Overview--Raw Materials--Wood" and "Item 4--Information on
VCP--Business Overview--Transportation." We are in compliance with all local, state and federal worker health and safety regulations.

     Several unions represent our employees and we consider the unions to be well organized. Collective bargaining agreements relating to forest workers were renewed in 2002 and expire in 2003. Collective bargaining agreements relating to other employees which expired in September 2002 were renewed for another year, with the employees receiving a 9.7% pay increase. We are currently engaged in negotiations to renew the agreements for another year. Since 1989, we have experienced four labor strikes, all of which affected the pulp and paper industry generally and lasted an average of three days. We believe we have a good relationship with our employees.

     In March 2000, we began to participate in a Votorantim group pension plan, which was made available to all of our employees. For more detailed information, see "--Board Practices--Defined Contribution Pension Plan" above.

Defined Contribution Pension Plan

     In March 2000, we began to participate in the Votorantim group's defined contribution plan, which is made available to all of our employees. For employees with lower compensation than a certain threshold, we match 100% of their contribution up to 1.5% of the employee's compensation. For employees with higher compensation than that threshold, we match 100% of their contribution up to 6% of the employee's compensation. We may also make additional contributions to the pension plan at our discretion. Our contributions will vest in varying percentages depending on the employee's years of service and will fully vest, for an employee with at least one year of service at VCP, upon the employee's retirement, death or disability. At December 31, 2002, 3,087 employees have elected to take part in the plan and we have contributed approximately U.S.$1.0 million to the pension plan in 2002.

Profit Sharing Plan

     Pursuant to Brazilian federal law, companies operating in Brazil are required to share profits with employees beginning from fiscal year 1996. In 1996, we instituted a profit sharing plan for our employees in addition to providing health and life insurance, transportation, meals and training. Pursuant to the program, each employee's share of profits is linked to our operational and financial results. Employees are eligible to receive payment of up to one month's salary payable in February of each year. Part of the profit sharing payment relating to the income for that year is advanced in August. Payment is granted if defined goals set by management are achieved by the process or industrial unit in which the employee works and based on the individual performance of the employee. Several unions that represent our employees have agreed to this profit sharing plan.

E.   Share Ownership

     As of December 31, 2002, the members of our board of directors and our officers, on an individual basis and as a group, directly own less than 1% of our preferred shares and none of our common shares. For information on the beneficial ownership by the Ermirio de Moraes family, see "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders." The following table lists the amount of shares held directly by each individual member of our board of directors or executive officer and their representative percentage relative to the total outstanding shares as of April 30, 2003:

                                                      Common                               Preferred
                                             --------------------------------     ----------------------------------
                                                                                                    Percentage of
                                                              Percentage of                           the Total
                                               Number of        the Total          Number of         Outstanding
                                                 Shares     Outstanding Shares       Shares            Shares
                                             ------------   ------------------     ---------       ----------------
Board of Directors
Jose Roberto Ermirio de Moraes...........          0                0%                 2                 0%
Fabio Ermirio de Moraes..................          0                0%                 2                 0%
Clovis Ermirio de Moraes Scripilliti.....          0                0%                 2                 0%
Carlos Ermirio de Moraes.................          0                0%                 2                 0%
Raul Calfat..............................          0                0%                 2                 0%

Executive Officers
Raul Calfat..............................          0                0%                 2                 0%
Francisco Fernandes Campos Valerio.......          0                0%              600,000              0%
Luiz Carlos Ganzerli.....................          0                0%                 0                 0%
Sergio Marnio Gandra Vaz.................          0                0%               3,763               0%
Valdir Roque.............................          0                0%               3,000               0%
Fabio Faria..............................          0                0%                 0                 0%
Nelson Zanella...........................          0                0%                 0                 0%

Total....................................          0                0%              606,775              0%

---------------
Source:  Itau Custodia.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of April 30, 2003:

                                                         Common             Preferred              Total
                                                        --------           -----------            -------
Shareholders                                       Shares      (%)     Shares       (%)     Shares       (%)
------------                                      -------     -----    --------    -----   ---------    ------
                                                            (in million of shares, except percentages)
Votocel Filmes Flexiveis Ltda(1) (2)...........     18,805      88.95%      617      3.59%  19,421     50.68%
Cimento Rio Branco S.A.(1).....................      --         --           85      0.50%      85      0.22%
Nova HPI Participacoes Ltda.(1)................      2,336      11.05%      148      0.86%   2,484      6.48%
   Total Votorantim group......................     21,141     100.00%      850      4.95%  21,990     57.38%
BNDES Participacoes S.A........................      --         --        5,797     33.74%   5,797     15.13%
Treasury Stock.................................      --         --          144      0.84%     144      0.38%
Public (Free Float)............................      --         --       10,391     60.47%  10,391     27.11%
                                                   -------     --------  -------   -------  ------    --------
Total..........................................     21,141     100.00%   17,182    100.00%  38,322    100.00%
                                                   =======     ========  =======   =======  ======    ========

----------------------
(1) Companies of the Votorantim group, controlled by the Ermirio de Moraes family.

     The ultimate beneficial owner, in each case, of more than 5% of either our common shares or our preferred shares through intermediate holdings companies is the Ermirio de Moraes family who, in the aggregate, beneficially owns 100% of our voting common shares and 4.09% of our preferred shares. All holders of our voting common shares have the same voting rights. Each of our directors, other than Raul Calfat, have material beneficial interests in these holdings.

     Votocel Filmes Flexiveis Ltda.

     Votocel Filmes Flexiveis Ltda. is a manufacturer and supplier of packaging film and is part of the Votorantim group and engages in the production and sale of bi-oriented polypropylene (B.O.P.P.) for packaging. Votocel is ultimately controlled by the Ermirio de Moraes family.

B.   Related Party Transactions

     We have engaged in a number of transactions with related parties. For a description of those transactions, see Note 12 to our consolidated financial statements.

Distributions and Sales Outside of Brazil

     In 2002 and 2001, we sold approximately 56% and 85%, respectively, of our exports through Votorantrade, a member of the Votorantim group engaged in the sale and distribution of certain of the Votorantim group's products, with offices in various locations throughout the world. In 2002, part of our distribution was carried out through VCP Trading and VCP North America.

Banco Votorantim S.A.

     We have entered into a number of financial transactions with or through Banco Votorantim S.A., or Banco Votorantim, a financial institution controlled by the Votorantim group and its affiliates. At December 31, 2002 we had approximately U.S.$320 million (of a total of U.S.$410 million) in deposits and short-term investments with Banco Votorantim and U.S.$86 million in unrealized gains from cross-currency interest rate swap contracts with Banco Votorantim.

BNDESPAR

     A shareholder of our preferred shares, BNDES Participacoes S.A., or BNDESPAR, is a wholly owned subsidiary of BNDES, the Brazilian economic development bank owned by the Brazilian federal government. We have entered into a number of financing transactions with BNDES. At December 31, 2002, we had an aggregate of U.S.$116 million in outstanding loans denominated in reais. The BNDES loans are secured by liens on land, equipment and property (including the Jacarei mill), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3% to 3.5% per annum on the principal amount and are indexed using the TJLP, a nominal long-term interest rate that includes an inflation factor.

     At December 31, 2002, the TJLP was fixed at 11%, and during 2002 averaged 9.875% per year. See Notes 11 and 12 to our consolidated financial statements. On March 27, 2003, the TJLP was fixed at 12% for the three-month period starting April 1, 2003.

Guarantees

     At December 31, 2002, we guaranteed U.S.$8 million of debt of other members of the Votorantim group, and other members of the Votorantim group (other than our subsidiaries) guaranteed U.S.$200 million of our debt.

     We believe the other companies of the Votorantim group, whose debt we guarantee, are creditworthy and we do not expect to be called on to make payments on our guarantees. In addition, given our ability to obtain short-term financing, we do not believe that there is substantial risk of illiquidity even if we are called upon to make payments under our guarantees, individually or in the aggregate. See "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Commitments and Contingencies" for a summary of the guarantees we provided in favor of other companies of the Votorantim group.

Leases of Forest Land

     We lease approximately 39,000 hectares of forestland, or approximately 23% of the land devoted to our forestry operations. Approximately 24,000 hectares of the planted area are leased from other companies of the Votorantim group (other than our subsidiaries). The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles. The lease payments are equivalent to 30% of the market prices of the wood produced on the property and are payable after each harvest, based on market prices. We guarantee a minimum harvest payment to the lessor. Payments under the leases were approximately U.S.$1 million in each of 2002, 2001 and 2000. We believe that the leases with companies of the Votorantim group are as favorable to us as similar leases with non-affiliates would have been.

C.   Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information

     See "Item 3--Key Information--Selected Financial Data" and "Item 18--Financial Statements."

Legal Matters

     We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. These include general civil, tax and employee litigation and administrative proceedings. At December 31, 2002, the accruals for legal proceedings were approximately U.S.$27 million, of which approximately U.S.$19 million relate to tax disputes and approximately U.S.$8 million relate to civil and labor proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions.

     On April 1, 2002, IHU-Instituto Ecologico de Defesa e Preservacao do Meio Ambiente, a non-governmental organization, began a public civil action seeking to suspend the licensing of our co-generation unit at the Jacarei mill, based on a legal prohibition as to the installation of thermal electric plants in the city. IHU obtained an injunction to stop the licensing. On May 13, 2002, however, we obtained a favorable judgment by the State Justice Court of Sao Paulo, canceling the injunction. On December 18, 2002, we obtained the licensing of installation of the co-generation with CETESB (government environmental entity). However, on April 2, 2003, the Justice Court upheld the suspension of the licensing. On April 4, 2003, we presented another defense to obtain the license of installation focusing on the continuity of the licensing. Additionally, the Public Prosecutor Office began an investigative proceeding to verify the legal possibility of installation of a co-generation plant. We believe that possibilities of success in both actions are reasonable. Furthermore, a prohibition of the installation of the co-generation unit would not damage the energy plant at the Jacarei mill.

     On May 22, 2002, we (along with many other Brazilian companies) received a notice from the Central Bank requesting that we provide information regarding our remittances abroad to certain exporters of equipment imported by us. We responded to the Central Bank within the 30-day period with the information that was requested. In spite of this, the Central Bank issued a fine in the amount of U.S.$4 million. We presented our defense to the Central Bank to refute the payment of the fine, and we believe that our chances of success are high because we have the documents necessary to prove the transactions.

     We have instituted a number of legal proceedings in which we are seeking a refund or contesting the imposition of certain taxes. In addition, we are party to certain lawsuits and administrative proceedings before various courts and governmental agencies with respect to certain tax liabilities arising in the ordinary course of our business. We cannot assure you that we will be successful in obtaining the right to these tax credits or in contesting the imposition of these taxes. For more information on our lawsuits, see Note 14 to our consolidated financial statements.

     At December 31, 2002, we were defendants in approximately 313 labor lawsuits filed by our former employees and 705 labor lawsuits filed by former employees of our subcontractors. The aggregate amount of such claims was approximately U.S.$10 million. At December 31, 2002, we were defendants in 103 civil proceedings with claims in an aggregate amount of approximately U.S.$13 million. We believe that we will prevail in the majority of these lawsuits, and do not consider that, if decided against us, these proceedings individually or in the aggregate, will have a material adverse effect on us.

Dividend Policy and Dividends

     General

     The amounts that are available for dividend distribution are determined in accordance with procedures established by the Brazilian corporate law. Under Brazilian corporate law, we must allocate 5% of our annual net income, determined in accordance with the requirements of the Brazilian corporate law, to a legal reserve until the legal reserve equals 20% of our share capital as of the end of the most recent fiscal year. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our other capital reserves, exceeds 30% of our capital. The legal reserve may be used only to offset any net loss or accumulated deficit or to increase our share capital and may not be distributed. At December 31, 2002, the legal reserve outstanding balance was R$55 million, equivalent to U.S.$16 million at the December 31, 2002 exchange rate.

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

     At the end of each fiscal year, all shareholders are entitled to receive a mandatory dividend, also known as the mandatory distribution. For the mandatory distribution, we must distribute at least 25% of the net income after taxes and after deducting the accumulated losses, and as reduced or increased, as the case may be, by the following amounts:

     o    the amount allocated to the legal reserve; and

     o the amount allocated to the contingency reserve and any reversion of amounts allocated to the contingency reserve in previous fiscal years.

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

     Brazilian GAAP differs significantly from U.S. GAAP. Because our financial statements are in accordance with U.S. GAAP and dividends are determined based on Brazilian GAAP, our U.S. GAAP financial statements have not been the basis for determining dividend distributions in the past and will not be used to determine dividend distributions in the future. The principal differences between Brazilian GAAP and U.S. GAAP with respect to our consolidated financial statements are summarized below.

     Under Brazilian GAAP:

     o we defer certain start-up costs of new facilities to be amortized against operating profit over the subsequent ten years. These costs are expensed when incurred under U.S. GAAP;

     o due to the Brazilian GAAP requirement to index property, plant and equipment for inflation through 1995 and differences between historical depreciation rates, the net book values for the Brazilian GAAP and U.S. GAAP are different. This results in differences in depreciation expense. At present, our depreciation policy, consistent with U.S. GAAP, is to depreciate our machinery, equipment and installations over 25 years. Under U.S. GAAP, up to 1997 our depreciation was calculated on a consistent basis based on the underlying historical amounts in U.S. dollars. After 1997 we changed our functional currency to reais and converted the prior balance of property, plant and equipment expressed in U.S. dollars into reais using the exchange rate in force at December 31, 1997. The new basis for property, plant and equipment in reais has been depreciated on a consistent basis;

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

     o interest was only capitalized on construction in progress for certain periods after 1997 and in which financing had been obtained. Under U.S. GAAP, interest has been capitalized for all periods in which construction was in process;

     o we recognized our foreign currency and interest rate swap contracts on our balance sheet at fair value, and adjustments to fair value are charged to income. Prior to adopting SFAS 133, we accounted for the accounting charge as a cumulative effect on an accounting principle; and

     o amortization of goodwill related to the purchase of the participation in Aracruz, which is amortized under Brazilian GAAP and is not amortized but reviewed annually for impairment under U.S. GAAP. No impairment charge was taken against the book value of our investment in Aracruz under Brazilian

          GAAP. Under U.S. GAAP, an impairment provision was recorded to reduce the carrying value of our investment in Aracruz to market value.

     The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders.

     Unappropriated retained earnings, as reported in our U.S. GAAP financial statements, represent retained earnings after appropriations specified in the Brazilian corporate law as described in the fourth paragraph under "--General." Unappropriated retained earnings in U.S. GAAP have no relevant impact on U.S. investors since the distributable earnings are those recorded in our books in accordance with Brazilian GAAP. The appropriated reserve balances in the U.S. GAAP financial statements at the balance sheet dates reflect the underlying Brazilian GAAP accounts translated at historical exchange rates. The unappropriated retained earnings balance in the U.S. GAAP financial statements does not reflect amounts available for distribution. At December 31, 2002, in our statutory books prepared in accordance with Brazilian GAAP, we had unappropriated retained earnings (sum of the accounts Reserve for Accumulated Financial Results (Reserva de Resultados Acumulados) and Reserve for Retained Earnings (Reserva de Retencao de Lucros)) of R$976 million, equivalent to U.S.$269 million at the exchange rate at December 31, 2002. We had unappropriated retained earnings of U.S.$269 million at December 31, 2002, U.S.$335 million at December 31, 2001 and U.S.$259 million at December 31, 2000 at the exchange rate at the referred dates. Unappropriated retained earnings as reported in accordance with Brazilian GAAP may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported under Brazilian GAAP, unless the negative balance is reversed by releasing other reserves.

     The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation or appreciation of the real creates foreign exchange gains and losses that are included in the results of operations determined under Brazilian GAAP and which affect the amount of unappropriated earnings available for distribution. At December 31, 2002, on a consolidated basis, we and our subsidiaries recorded under Brazilian GAAP foreign exchange losses (including gains from cross-currency interest rate swap contracts) of R$15 million (equivalent to U.S.$5 million at the average exchange rate for 2002).

     Mandatory Distribution

     Under our by-laws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual dividend. The dividend must be distributed within 60 days of the annual shareholders' meeting at which the distribution is approved, unless a shareholders' resolution determines another date for distribution, which may not be later than the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, holders of preferred shares are not entitled to a fixed or minimum dividend, but have the right to receive dividend payments per share that are 10% greater than those paid to holders of common shares. The mandatory distribution is based on a percentage of adjusted net income, which may not be lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporate law permits, however, a public company to suspend the mandatory distribution of dividends if the board of directors reports to the shareholders' meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders and to a review by the Conselho Fiscal. The board of directors must file a justification for a dividend suspension with the CVM within five days of the date of the shareholders' meeting. Profits not distributed by virtue of the suspension mentioned above must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits such payments. The rules regarding suspension apply to the holders of preferred shares and, consequently, to the holders of ADSs.

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

     In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itau S.A., also known as the custodian, as agent for the depositary, who is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itau S.A. The depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the preferred shares remitted outside Brazil.

     Payments of cash dividends and distributions, if any, are made in Brazilian reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. See "Item 10--Additional Information--Memorandum and Articles of Association." Under the current Brazilian tax law, dividends paid to any person, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See "Item 10--Additional Information--Taxation--Certain Brazilian Tax Consequences."

     Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the Custodian to convert dividends and other distributions or sales proceeds with respect to the preferred shares represented by ADSs into foreign currency and remits the proceeds outside of Brazil. In the event the holder exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the depositary's certificate of registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside Brazil the sales proceeds or distributions with respect to the preferred shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the commercial rate exchange market. See "Item 10--Additional Information--Memorandum and Articles of Association."

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

     Additional Payments on Shareholders' Equity

     Law No. 9,249, dated December 26, 1995, as amended, provides for distribution to shareholders of interest attributed to shareholders' equity instead of dividends, which payments may be treated by a company as an expense for income tax and social contribution purposes. Such tax-deductible interest is limited to the product of the daily pro rata variation of the TJLP, a nominal long-term interest rate determined by the federal government that includes an inflation factor and the stockholders' equity of the company and cannot exceed the greater of:

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

     Any payment of interest in respect of preferred shares to shareholders (including the holders of the ADSs) is subject to Brazilian withholding tax at the rate of 15%, or 25% in the case of a shareholder domiciled in a tax haven (see "Item 10--Additional Information--Taxation--Certain Brazilian Tax Consequences"), and such payments may be included, at their net value, as part of any mandatory dividend. In case we distribute interest attributed to shareholders' equity in any year, and that distribution is not accounted for as part of mandatory distribution, Brazilian withholding tax would be borne by the shareholders.

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

     Dividends

     The following table sets forth the dividends paid to holders of our capital stock since 1998. The amounts in the table below relate to cash dividends declared, which differ from the dividends reported in U.S. dollars in the statement of changes in shareholders' equity in our consolidated financial statements due to translation effects recorded through to the date of dividend payment.

                                         Common Shares      Preferred Shares    Common Shares(1)   Preferred Shares(1)
                                        ---------------    ------------------  ------------------  -------------------
  First Payment Date     Fiscal Year          (in R$ per 1,000 shares)                (in U.S.$ per 1,000 shares)
  ------------------     ----------     -------------------------------------  ---------------------------------------
June 30, 1999.........      1998          R$   0.2599         R$   0.2859      U.S.$   0.1469      U.S.$   0.1616
June 30, 2000.........      1999               1.0471              1.1518              0.5817              0.6399
June 26, 2001.........      2000               2.5941              2.8536              1.1211              1.2332
June 21, 2002.........      2001               2.3068              2.5375              0.8103              0.8913
June 20, 2003.........      2002               2.8555              3.1410              0.988(2)            1.087(2)

--------------
(1) Based on declared cash dividends translated to U.S. dollars at the exchange rate in effect on the first payment date and divided by the number of shares outstanding on the date declared.
(2)  The calculations were made using the April 30, 2003 exchange rate.

     The dividends we paid amounted to U.S.$34 million in 2002, U.S.$37 million in 2001 and U.S.$23 million in 2000.

     In 2002, we paid U.S.$34 million in the form of dividends, which represented 42% of adjusted net income in reais.

B.   Significant Changes

     Other than as disclosed in this annual report, no significant change has occurred since the date of our most recent audited financial statements.

ITEM 9. THE OFFER AND LISTING

A.   Offer and Listing Details

     Before the offering of 7,920,000 ADS, on April 13, 2000, or the ADS Offering, there was no active public market for the ADSs. The ADSs are listed on the New York Stock Exchange under the trading symbol "VCP." Our preferred shares trade on the Sao Paulo Stock Exchange under the symbol "VCPA4" (prior to December 3, 1999 we traded under the symbol "PSIM4"). At December 31, 2002, we had approximately 3,770 shareholders of record.

Market Price Information

     The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for 1,000 preferred shares on the Sao Paulo Stock Exchange. The table also sets forth, for the periods indicated, the reported high and low sales prices per ADS assuming that ADSs had been outstanding on such dates and translated into U.S. dollars at the commercial market rate for the sale of U.S. dollars at the last day of each respective quarter. See "Item 3--Key Information--Selected Financial Data--Exchange Rates" for information with respect to exchange rates applicable during the periods set forth below:




                                                                    Reais per 1,000               U.S. dollars
                                                                   Preferred Shares                  per ADS
                                                                 -----------------------         ---------------
                                                                  High           Low           High           Low
                                                                 -------        --------      ------        ------
1998:
             Annual.........................................      25.00          10.50          --             --

1999:
             Annual.........................................      83.00          10.80          --             --

2000:
             Annual.........................................      85.00          50.50          23.06          13.00

2001:
             First Quarter .................................      64.90          52.55          16.50          12.10
             Second Quarter.................................      76.50          51.00          15.88          11.80
             Third Quarter..................................      74.50          58.92          15.00          11.49
             Fourth Quarter.................................      84.00          67.00          17.74          12.23
             Annual.........................................      84.00          51.00          17.74          11.49

2002:
             First Quarter .................................      93.00          75.00          19.67          15.70
             Second Quarter.................................     111.00          86.16          21.12          16.00
             Third Quarter..................................     109.00          90.03          18.89          13.40
             Fourth Quarter.................................     122.19          98.50          17.62          12.50
             Annual.........................................     108.79          87.42          19.32          14.40

Share price for the most recent six months:
             December 2002..................................     122.19         115.00          17.62          15.04
             January 2003...................................     131.00         116.01          19.07          16.00
             February 2003..................................     135.39         121.22          19.05          17.47
             March 2003.....................................     135.00         122.99          19.54          17.07
             April 2003.....................................     129.99         105.00          20.50          18.33
             May 2003.......................................     113.20          96.00          19.10          16.33
             June 2003 (through June 24, 2003)..............     114.50         105.01          19.84          18.30


     On June 24, 2003, the last reported closing sale price for the preferred shares on the Sao Paulo Stock Exchange was R$109.85 per 1,000 preferred shares, equivalent to U.S.$19.15 per ADS translated at the exchange rate of R$2.8626 per U.S.$1.00, the commercial market rate on that date.

     On April 13, 2000, we issued preferred shares in the form of ADSs issued by Citibank N.A., as depositary, and became a registered company with the Commission and were listed on the New York Stock Exchange. Our offering raised U.S.$118.8 million (before underwriting discounts and commissions), we received U.S.$29.8 million (before expenses) and the selling shareholders received U.S.$85.4 million (before expenses). On April 30, 2002, the CVM approved The Bank of New York as our replacement depositary bank. On May 17, 2002, the Commission declared effective the Form F-6 filed in connection with the change of depositary.

B.   Plan of Distribution

     Not applicable.

C.   Markets

Trading on the Sao Paulo Stock Exchange

     Settlement of transactions conducted on the Sao Paulo Stock Exchange is effected three business days after the trade date. Delivery of, and payment for, shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao e Custodia, or CBLC.

     In order to better control volatility, the Sao Paulo Stock Exchange has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

     The Sao Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2002, the aggregate market capitalization of the 399 companies listed on the Sao Paulo Stock Exchange was equivalent to approximately U.S.$124 billion, and the ten largest companies listed on the Sao Paulo Stock Exchange represented approximately 49% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. In March 2003, we accounted for approximately 1% of the market capitalization of all listed companies on the Sao Paulo Stock Exchange.

     Trading on the Sao Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See "Item 10--Additional Information--Memorandum and Articles of Association" and ""Item 10--Additional Information--Exchange Controls."

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

     Under the Brazilian corporate law, a corporation is either public (companhia aberta), such as we are, or closely held (companhia fechada). All publicly held companies, including us, are registered with the CVM and are subject to reporting requirements, in order to be allowed to have their securities offered to the public and to be listed in a Brazilian stock exchange. Our preferred shares are traded on the Sao Paulo Stock Exchange but may be traded privately subject to certain limitations or on the Brazilian over-the-counter market. The Brazilian over-the-counter market consists of direct trades in which a financial institution registered with the CVM serves as intermediary.

     We have the option to ask that trading in securities on the Sao Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the Sao Paulo Stock Exchange or the CVM based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the Sao Paulo Stock Exchange, among other reasons.

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

     Incorporated by reference to our annual report on Form 20-F/A filed on July 12, 2002.

C.   Material Contracts

Shareholders' Agreement of Aracruz Celulose S.A.

     A subsidiary of ours became a party to the Aracruz shareholders' agreement, along with BNDESPAR, the Lorentzen group and the Safra group. Under the shareholders' agreement, our subsidiary will be entitled to appoint three directors to the Aracruz's board of directors, which currently consists of ten directors. The shareholders' agreement, which expires in 2008, provides that the maximum number of shares of voting stock of Aracruz to be held by any party to the shareholders' agreement may not exceed 28% of the total outstanding shares of voting stock. In addition, the shareholders' agreement requires that each person or entity who acquires shares of voting stock of Aracruz from any of the parties to the shareholders' agreement become a party to such agreement.

     On February 7, 2003, the Lorentzen group and the Safra group announced the signing of an agreement in which the Lorentzen group and the Safra group agreed that, until the termination of the existing Aracruz shareholders' agreement, a sale by either party of its voting interest in Aracruz must be approved by the other party. This new agreement provides that (i) neither party may take any action or omit to take any action which results in the extension or renewal of the existing shareholders' agreement, and (ii) after 2008 (the date of termination of the existing shareholders' agreement), (A) the sale by either party shall be subject to rights of first refusal by the other party and to "tag-along" rights (the right of a party to the agreement to sell on a pro rata basis its shares if another party is selling shares) and (B) in the event of a sale by either of them to a third party, the purchaser must adhere to the provisions of the new agreement.

Agreements in Connection with Aracruz Acquisition

     We entered into a series of agreements in October 2001 to finance the acquisition of our participation in Aracruz in the total aggregate amount of approximately U.S.$370 million. The agreements contain certain covenants and events of default customary for these types of transactions. The agreements also contain provisions for market interest rates. For additional information, see "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources."

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

     Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 2,689, the definition of "foreign investor" includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

     Investors under Resolution No. 2,689 who do not reside in a "tax haven," or a country that does not impose income tax or in which the maximum income tax rate is lower than 20%, are entitled to favorable tax treatment. See "--Taxation--Certain Brazilian Tax Consequences."

     Resolution No. 1,927 provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved by the Central Bank and the CVM under Annex V, and we received final approval before the ADS Offering.

     An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. This electronic registration was carried on through the SISBACEN. Pursuant to the electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the Depositary's electronic registration for only five business days after the exchange. Thereafter, a holder must seek to obtain its own electronic registration. Unless the preferred shares are held pursuant to Resolution No. 2,689 by a duly registered investor or a holder of preferred shares who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon the disposition of the preferred shares, or distributions with respect thereto. In addition, if the foreign investor resides in a tax haven jurisdiction or is not an investor registered pursuant to Resolution No. 2,689, the investor will also be subject to less favorable tax treatment.

Preemptive Rights

     Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock. A minimum period of 30 days following the publication of notice of the issuance of shares or convertible securities is allowed for exercise of the right, and the right is negotiable. However, according to our by-laws, our board of directors can eliminate this preemptive right or reduce the 30-day period in case we issue debentures that are convertible into shares or shares within the limits authorized by the by-laws:
(i) through a stock exchange or through a public offering or (ii) through an exchange of shares in a public offering to acquire control of another company.

     In the event of a capital increase that would maintain or increase the proportion of capital represented by preferred shares, the holders of preferred shares, except as described above, would have preemptive rights to subscribe to our newly issued preferred shares. You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and the ADS depositary determines to make the rights available to you. In the event of a capital increase that would reduce the proportion of capital represented by preferred shares, the holders of the preferred shares, except as described above, would have preemptive rights to subscribe for preferred shares in proportion to their shareholdings, and for common shares, only to the extent necessary to prevent dilution of their interest in their shares. See "Item 3--Key Information--Risk Factors--Risks Relating to Our Preferred Shares and ADSs--You may not be able to exercise preemptive rights with respect to our preferred shares."

Right of Withdrawal

     The Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from a company and to receive payment for the portion of shareholders' equity attributable to its equity interest. Such right of withdrawal may be exercised by a dissenting or non-voting shareholder, including any holder of preferred shares, if a vote of at least 50% of voting shares authorize us:

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

     o to transfer all of our shares to another company or in order to make us a wholly owned subsidiary of such company, known as an incorporacao de acoes;

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

     In addition, in the event that the entity resulting from a merger, or incorporacao de acoes, a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders' meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal.

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

     According to the Brazilian corporate law, in events of consolidation, merger, incorporacao de acoes, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares in question on the market. In these cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general stock index in Brazil or abroad, as defined by the Brazilian securities commission, and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

E.   Taxation

     The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs by a holder, also called a U.S. holder, that is for U.S. federal income tax purposes a citizen or resident alien individual of the United States of America, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States of America or any state thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States of America is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has validly elected under applicable Treasury regulations to be treated as a U.S. person.

     This description does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. In particular, this summary deals only with U.S. holders that will hold preferred shares or ADSs as capital assets and does not apply to certain classes of U.S. holders, such as holders of 10% or more of our voting shares, financial institutions, tax-exempt organizations, partnerships and other pass-through entities, insurance companies, dealers in securities or currencies, securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis, persons holding preferred shares or ADSs as part of a "straddle," "hedging transaction" or "conversion transaction," and persons that have a "functional currency" other than the U.S. dollar. If a partnership holds preferred shares of ADSs, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding preferred shares or ADSs should consult their own tax advisors.

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

Certain Brazilian Tax Consequences

     The following discussion, subject to the limitations therein, summarizes certain Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or by a holder of preferred shares with an investment in preferred shares registered with the Central Bank as a U.S. dollar investment (in each case, a "non-Brazilian holder"). It is based on Brazilian law as currently in effect, and, therefore, any change in such law may change the consequences described below. Each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

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

     Non-Brazilian holders are subject to income tax, at a rate of 20%, on gains realized on sales or exchanges in Brazil of preferred shares that occur on the Brazilian stock exchanges, unless such a sale is made by a non--Brazilian holder who is not a resident in a "tax haven" (as described below) and (1) such sale is made within five business days of the withdrawal of the preferred shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the CVM. In these two last cases, the gains realized are exempt from income tax. The gain realized from transactions on the Bovespa is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency, without any correction for inflation, of the shares sold. The gain realized as a result of a transaction that occurs other than on the Bovespa is the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both values in reais; there are grounds, however, to hold that the gain realized should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into Brazilian currency at the commercial market rate. There is no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution No. 2,689 will continue in the future or that it will not be changed in the future.

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

     Interest Attributed to Shareholders' Equity

     Distribution of a notional interest charge attributed to shareholders' equity in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non--Brazilian residents, including holders of ADSs, is subject to Brazilian withholding income tax at the rate of 15%. Such payments, subject to certain limitations, are deductible for Brazilian income tax and for social contribution purposes as long as the payment of a distribution of interest is credited to a shareholders' account and approved at our general meeting of shareholders. Current Brazilian corporate law establishes that a notional interest charge attributed to shareholders' equity can either be accounted for as part of the mandatory dividend or not. In case the payment of such interest is accounted for as part of the mandatory dividend, we would be required to pay an additional amount to ensure that the net amount received by the shareholders, after the income tax, is at least equal to the mandatory dividend. The distribution of interest attributed to shareholders' equity would be proposed by our board of directors and subject to subsequent declaration by the shareholders at a general meeting.

     Beneficiaries Resident or Domiciled in Tax Havens or Low Tax Jurisdictions

     Law No. 9,779/99, in effect as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven (i.e., a place that does not impose income tax or where the maximum income tax rate is lower than 20% and where the law imposes restrictions on disclosure of the shareholding composition or the ownership of the investment), is subject to withholding income tax at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%. Capital gains for gains realized are not subject to this 25% tax even if the beneficiary is a resident in a tax haven.

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

     Tax on Bank Account Transactions (CPMF)

     As a general rule, financial transactions or CPMF tax is imposed on any removal of funds from accounts at banks. Transactions by the depositary or by holders of preferred shares that involve the transfer of Brazilian currency through Brazilian financial institutions will be subject to the CPMF tax. When non-Brazilian holders transfer the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF tax is imposed on the amount to be remitted abroad in Brazilian reais. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. The CPMF tax is generally imposed on bank account debits at a current rate of 0.38% as of December 31, 2002. During 2004, the rate will be 0.08%. The CPMF tax is scheduled to expire on December 31, 2004. The Brazilian Congress is discussing a permanent extension of the tax. If approved, the CPMF can be levied in 90 days from the date of approval by the Brazilian Congress. In the event we perform any exchange transaction in connection with ADSs or preferred shares, we will be responsible for collecting the CPMF tax.

     Taxation of Foreign Exchange Transactions (IOF/Cambio)

     Pursuant to Decree No. 4,494 of December 3, 1997, IOF/Cambio may be imposed upon the conversion of Brazilian currency into a foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency. Except under specific circumstances, the current rate of IOF tax on such conversions is 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25% at any time, but only in relation to future transactions.

     Tax on Bonds and Securities Transactions (IOF/Titulos)

     Law No. 8,894/94 created the Tax on Bonds and Securities Transactions, which may be imposed on any transactions involving bonds and securities, even if these transactions are performed on Brazilian stock, futures or commodities exchanges. The applicable rate for these transactions is currently 0%, although the executive branch may increase the rate up to 1.5% per day, but only with respect to futures transactions.

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

     A non-Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars received by the non--Brazilian holder.

     The financial availability of the respective amounts of interest to the shareholders, withholding of income tax at source, was defined at the general shareholders' meeting held on April 27, 2001. The interest on shareholders' equity was paid on June 26, 2001.

U.S. Federal Income Tax Consequences

     The following discussion, subject to the limitations therein, sets forth the material U.S. federal income tax consequences to U.S. holders in respect of the purchase, ownership and disposition of the preferred shares or ADSs.

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

     Taxation of Dividends

     Distributions with respect to the preferred shares or the ADSs (other than distributions in redemption of the preferred shares subject to section 302(b) of the Code or in a liquidation of VCP) (including distributions of notional interest charges on shareholders' equity) will, to the extent made from current or accumulated earnings and profits of VCP as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the preferred shares or ADSs to qualify as dividends for U.S. federal income tax purposes depends on the future profitability of VCP and other factors, many of which are beyond our control. To the extent that such a distribution exceeds the amount of VCP's earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. holder's adjusted tax basis in the preferred shares or ADSs, and thereafter as capital gain. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to:

     o the preferred shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, or

     o the preferred shares represented by ADSs generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the depositary, and, in either case, will not be eligible for the dividends received deduction allowed to corporations under the Code. However, pursuant to recently enacted legislation, dividends in respect of our preferred shares or ADSs paid to certain U.S. holders (including individuals) may qualify for preferential rates of U.S. federal income tax. Dividends paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate for conversion of reais into U.S. dollars in effect on the day the distribution is received by the U.S. holder, in the case of preferred shares, or the Depositary, in the case of preferred shares represented by ADSs, regardless of whether the payment is in fact converted to U.S. dollars.

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

     Dividends received by most U.S. holders generally will constitute foreign source "passive income" for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, the Brazilian income tax withheld in connection with any distribution with respect to ADSs or preferred shares will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability (or, at a U.S. holder's election, may be deducted in computing taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax pursuant to recently enacted legislation. The rules with respect to foreign tax credits are complex and U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits in light of their particular circumstances. The Internal Revenue Service has expressed concern that intermediaries in connection with depository arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holding depositary shares. Accordingly, investors should be aware that the discussion above regarding the ability to credit Brazilian withholding tax on dividends could be affected by future action taken by the Internal Revenue Service.

     It is not entirely clear whether the preferred shares will be treated as "preferred stock" or "common stock" within the meaning of section 305 of the Code. For the purposes of section 305, the term "preferred stock" generally refers to stock that, in relation to other classes of stock outstanding, enjoys certain limited rights and privileges (generally associated with specific dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. If the preferred shares are treated as "common stock" for purposes of section 305, distributions to U.S. holders of additional shares of such "common stock," or preemptive rights relating to such "common stock" with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all our shareholders, in most instances will not be subject to U.S. federal income tax. On the other hand, if the preferred shares are treated as "preferred stock" within the meaning of section 305, and if the U.S. holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends that are includible in the U.S. holder's gross income to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

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

     Passive Foreign Investment Companies

     If during any taxable year of a non-U.S. corporation, 75% or more of the corporation's gross income consists of certain types of "passive" income, or the average value during a taxable year of the "passive assets" of the corporation (generally assets that generate passive income) is 50% or more of the average quarterly value of all the corporation's assets, the corporation will be treated as a "passive foreign investment company," or PFIC, under U.S. federal income tax law. If we are treated as a PFIC, a U.S. holder may be subject to increased tax liability and form filing requirements upon the sale of preferred shares or ADSs, or upon the receipt of certain dividends, unless such U.S. holder makes an election to be taxed currently on its pro rata portion of our income, whether or not such income is distributed in the form of dividends, or otherwise makes a "mark-to-market" election with respect to the corporation's stock as permitted by the Code. Based on our operations and business plans, we do not believe that we are currently a PFIC and do not expect to become a PFIC in the foreseeable future. However, because the determination of whether our preferred shares or ADSs constitute shares of a PFIC will be determined on an annual basis, is based upon the composition of our income and assets (including entities in which we hold at least a 25% interest), and the nature of our activities, from time to time, and because there are uncertainties in the application of relevant rules, there can be no assurance that our preferred shares or ADSs will not be considered shares of a PFIC for any taxable year. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to our preferred shares or ADSs and the availability and advisability of making an election to avoid the adverse tax consequences of the PFIC rules should we be considered a PFIC for any taxable year.

     Information Reporting and Backup Withholding

     Information reporting requirements will apply to dividends in respect of the preferred shares or ADSs or the proceeds received on the sale, exchange, or redemption of the preferred shares or ADSs paid within the United States (and, in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients (such as corporations), and backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding tax from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

F.   Dividends and Paying Agents

     Not applicable.

G.   Statements by Experts

     Not applicable.

H.   Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material we filed can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

     We also file electronically financial statements and other periodic reports with the CVM. The CVM website is www.cvm.gov.br.

     Copies of our annual reports on Form 20--F and accompanying documents and our by-laws will be available for inspection at our headquarters or our website at www.vcp.com.br. The information on our website is not part of this annual report.

I.   Subsidiary Information

     Not required.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates.

General

     We use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and do not take into account the natural hedge provided by our exports in determining our hedging needs, and we establish strict internal policies with respect to our currency exposure positions and revise these policies from time to time in response to new economic information on the macroeconomic environment in Brazil. The exposure to foreign currency risk is guided by closely monitored policies. We also invest in instruments linked to exchange variations.

     We also use cross-currency interest rate swap contracts to hedge U.S. dollar-denominated debt. We do not use derivatives for trading or speculative purposes. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of income in "Foreign exchange losses, net" in 2002, 2001 and 2000.

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

     After the currency devaluation in January 1999, we decided to reduce significantly our net exposure in U.S. dollars. As of December 31, 1999, our net foreign currency exposure was U.S.$61 million (U.S. dollar asset position exceeded the U.S. dollar liability position). This policy limited our foreign exchange loss to U.S.$69 million in 1999, despite the effects of the 48% devaluation of the real on our U.S. dollar-denominated debt of U.S.$753 million at December 31, 1998. In 2000, we continued our policy of protection of our dollar assets and liabilities taking into account the natural hedge provided by our exports. On December 31, 2001, our net exposure was U.S.$7 million. As of December 31, 2002, our exposure was a negative U.S.$39 million, indicating we were overhedged. At present, we, along with other Brazilian companies, have limited sources of long-term financing denominated in reais. We believe we have access to a sufficient number of foreign-currency financing sources to meet our needs without resorting to more expensive real-denominated financing.

     Our foreign currency debt reflects a strategy to continue raising funds in U.S. dollars, and to invest the proceeds in investments bearing higher interest rates in the Brazilian market. We succeeded in lengthening the average maturity of our debt over time. The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt decreased from 44% at December 31, 2001 to 30% at December 31, 2002.

Foreign Currency Risk

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2002 included borrowings denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar-denominated debts less our cross-currency interest rate swap contracts in our U.S. dollar-denominated assets) was a negative U.S.$39 million (assets were higher than liabilities) at December 31, 2002 compared to negative U.S.$1 million at December 31, 2001. As of December 31, 2002, approximately 88% of our cash, cash equivalents and held-to-maturity investments were denominated in U.S. dollars. Our sales outside of Brazil are largely U.S. dollar-denominated, while sales of pulp within Brazil are denominated in reais but based on U.S. dollar prices, with most of our operating costs being denominated in reais. Our cross-currency interest rate swap contracts partially hedge our exposure arising from our U.S. dollar-denominated debt. We evaluate the macroeconomic situation and its impact on our financial position on a weekly basis.

     The specific foreign currency risks which have caused us to enter into swap contracts to protect ourselves against a possible devaluation of the real were associated with the exposures generated by our U.S. dollar-denominated (short- and long-term) debt. The contracts protect against these risks by committing the counterparties and ourselves to positions in foreign currency, thereby offsetting, to the extent of these contracts, the effects of currency fluctuations on our foreign currency debts. The management of our net exposure position takes into account a number of current and projected economic factors and market conditions. At December 31, 2002 and 2001, the notional amounts of our outstanding foreign currency swap contracts were U.S.$255 million and U.S.$253 million, respectively, and their fair values were U.S.$93 million and U.S.$32 million, respectively. The weighted average pay rates on our outstanding foreign currency swap contracts are floating rate-based on the Certificado de Deposito Interbancario, or CDI. The fair values of our cross-currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts.

     The table below provides information on our debt outstanding as of December 31, 2002. The amounts have been translated into U.S. dollars based on the exchange rate prevailing on December 31, 2002, as determined by the Central Bank (R$3.5333 for U.S.$1.00).


                                                                                As of December 31, 2002
                                                                                ------------------------
                                                                      Expected Maturity Date
                                                                      -----------------------
                                                                                            After              Fair
                                                                  2003     2004     2005     2005    Total   Value(1)
                                                                 ------   ------   ------   ------   -----   --------
                                                                                  (U.S.$ in millions)
Short-term debt:
     Reais..................................................          9       --       --       --       9         9
     U.S. dollars...........................................        306       --       --       --     306       298
                                                                   ----     ----     ----     ----    ----      -----
         Total short-term debt..............................        315       --       --       --     315       307
Long-term debt:
     Reais..................................................         --       20       19       68     107       107
     U.S. dollars...........................................         --      247      327       43     617       591
                                                                   ----     ----     ----     ----   -----     -----
         Total long-term debt...............................         --      267      346      111     724       698
Total.......................................................        315      267      346      111   1,039     1,005
                                                                   ====     ====     ====     ====   =====     =====

------------------
(1)  The methodology used to determine the fair value included is described in
     Note 12 to our consolidated financial statements.


     We incurred most of this debt principally to take advantage of the opportunities that arise due to interest rate differentials between real-denominated financial instruments (cash and cash equivalents and held-to-maturity investments) and our foreign currency export credits and to finance the acquisition of a participation in Aracruz and the Jacarei expansion. See "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Expenditures." We believe that, given our level of assets and resources, we should have sufficient cash and sources of working capital to meet our debt service.

     On December 31, 2002, the carrying value of our U.S. dollar-denominated short-term debt was U.S.$66 million and our U.S. dollar- and real-denominated long-term debt, including the current portion, was U.S.$973 million.

     We estimate that the foreign currency-denominated component of our paper costs does not exceed 10% of our total costs. We are self-sufficient in pulp, the principal raw material used in producing paper products. The energy, labor and other domestic components of our paper production costs are denominated in reais and, together with the cost of pulp, account for almost 90% of our paper costs. Although, in the long term, there is a clear correlation between international U.S. dollar-denominated pulp prices, reflecting the international nature of this commodity, and the prices we are able to charge, fluctuations in exchange rate are not always immediately reflected in our domestic prices. In the long term, when the international price of pulp increases, the domestic price follows and our domestic sales in reais also increase. In the short term, our domestic prices may deviate from the international U.S. dollar-denominated pulp prices. Timing of the fluctuations in exchange rate reflected in our prices may vary with the type of product, generally as follows:

     o immediately for commodity products, such as pulp and uncoated wood-free paper;

     o with a relatively short lag for coated papers, due to the sale of imported products in the domestic market; and

     o with some lag for other specialty papers with limited exposure to external factors.

     The percentage of our debt subject to fixed and floating interest rates is as follows:

                                                       As of December 31,
                                                ----------------------------
Floating rate debt:                                   2002            2001
                                                ---------------  ------------
     o   Denominated in U.S. dollars.........          74%             37%
     o   Denominated in reais................          11%              9%
             Subtotal........................          85%             46%

Fixed rate debt:
     o   Denominated in U.S. dollars.........          15%             54%
     o   Denominated in reais................          --              --
             Subtotal........................          15%             54%
                  Total......................         100%            100%

     Our cross-currency interest rate swap contracts are effected to mitigate the potential foreign currency exchange losses which would be generated by our U.S. dollar-denominated liabilities in the event of a devaluation. We make our export sales in U.S. dollars, which helps us to mitigate potential losses in the event of a devaluation.

Interest Rate Risk

     Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank. The TJLP was fixed at 10% at December 31, 2001, and during 2001 averaged 9.50% per year. On December 31, 2002, the TJLP was fixed at 11%, and during 2002 averaged 9.875% per year. On March 27, 2003, the TJLP was fixed at 12% for the three-month period starting April 1, 2003.

     The interest rate on our cash, cash equivalents and held-to-maturity investments denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

     The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2002.

                                                                          As of December 31, 2002
                                                                         --------------------------
                                                       Expected Maturity Date
                                                      -------------------------
                                                                             After               Fair     Average Annual
                                                   2003     2004     2005    2005     Total    Value(1)    Interest Rate
                                                  ------   ------   ------  ------    -----    --------   ---------------
                                                                   (U.S.$ in millions)
Assets:
                                                                                                              105% of
                                                                                                             Brazilian
Cash and cash equivalents denominated in                                                                     Interest
     reais.....................................       25                                 25        25     Interbank Rate
Cash and cash equivalents denominated in U.S.
     dollars...................................       65                                 65        65     13.7% per year


                                                                                                              104% of
                                                                                                             Brazilian
Held-to-maturity investments denominated in                                                                  Interest
     reais.....................................        6       10        8               24        24     Interbank Rate
Held-to-maturity investments denominated in
     U.S. dollars..............................       25       70       96     105      296       222     12.2% per year
                                                    ----     -----    -----   -----    -----    -----
Total cash, cash equivalents and
     held-to-maturity investments..............      121       80      104     105      410       336
                                                    ====     =====    =====   =====    =====    =====
Liabilities:
Short-term debt:
     Floating rate, denominated in U.S.                                                                    LIBOR + 2.7%
     dollars...................................      149                                149       149        per year

Fixed rate, denominated in U.S. dollars........      157                                157       149      5.7% per year


                                                                                                               TJLP
                                                                                                            (Long-Term
                                                                                                             Rate from
                                                                                                            BNDES at 11%
                                                                                                             per year at
                                                                                                            December 31,
                                                                                                            2002) plus 3%
     Floating rate, denominated in reais.......        9                                  9         9          per year
                                                     ---                                ---       ---
         Total short-term debt.................      315                                315       307
                                                     ===                                ===       ===
Long-term debt:
     Floating rate, denominated in U.S.                                                                    LIBOR + 2.7%
     dollars...................................               247      327      43      617       591        per year


                                                                                                               TJLP
                                                                                                            (Long-Term
                                                                                                             Rate from
                                                                                                            BNDES at 11%
                                                                                                             per year at
                                                                                                            December 31,
                                                                                                            2002) plus 3%
     Floating rate, denominated in reais.......                20       19      68      107       107          per year
                                                             ----    -----  ------    -----      ----
         Total long-term debt..................               267      346     111      724       698
                                                             ----    -----  ------    -----      ----
Total debt.....................................      315      267      346     111   1,039     1,005
                                                    ====     ====    =====  ======   ======    ======

-------------
(1) The methodology used to determine the fair value included in the table above is described in Note 13 to our consolidated financial statements.

Cross-Currency Interest Rate Swaps

     We primarily use derivatives to hedge our U.S. dollar-denominated debt. Because a large portion of our debt is denominated in U.S. dollars, we protect ourselves from the effects of unfavorable exchange movements by entering into cross-currency interest rate swap contracts or Brazilian public bonds. See Note 13 to our consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

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

     At December 31, 2002, all swap transactions were conducted with Banco Votorantim and refer to reais-to-U.S. dollar swap contracts. Our swap activities are contracted specifically to fulfill our needs. See Note 12 to our consolidated financial statements.

     The table below provides information about our cross-currency interest rate swap contracts:

                                                                     As of December 31, 2002
                                   -----------------------------------------------------------------------------------------
                                      Expected Maturity Date
                                   --------------------------
                                                                       Fair Value of
                                                                           Assets
                                                       After           (Liabilities)  Average Paying            Average
                                    2003   2004  2005   2005    Total       (1)         Rate in Reais        Receiving Rate
                                   ------ ------ ----- ------  ------  -------------- ---------------        ---------------
                                                   (U.S.$ in millions)
Cross-currency interest rate swap
    contracts notional amount
                                                                                      100% of Brazilian
                                                                                          Interbank
         Reais to U.S. dollars.....   41                214     255         120         Interest Rate       13.3% per year
                                                                                                          106% of Brazilian
                                                                                                          Interbank Interest
         U.S. dollars to reais.....    9     8     83           100          (2)        11.3% per year           Rate

-------------
(1) The methodology used to determine the fair value included in the table above is described in Note 13 to our consolidated financial statements.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-14(c)) within 90 days of the date of this annual report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this annual report and accounts were being prepared.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

ITEM 16. [Reserved]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

             Report of Independent Auditors.................................................  F-2

             Consolidated Balance Sheets as of December 31, 2002 and 2001...................  F-3

             Consolidated Statements of Income for the years ended December 31, 2002, 2001 and 2000.......................................................................  F-5

             Consolidated Statements of Cash Flows for the years ended December 31, 2002,
             2001 and 2000..................................................................  F-7

             Consolidated Statements of Changes in Shareholders' Equity for the years ended
             December 31, 2002, 2001 and 2000...............................................  F-8

             Notes to Consolidated Financial Statements.....................................  F-10

     All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 19. EXHIBITS

  Exhibit
  Number     Description

1 English translation of the By-laws. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31,
          2001).

2 Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as depositary, and the Owners and Beneficial Owners of American Depositary Receipts, including the form of American Depositary Receipts. (incorporated herein by reference to our registration statement on Form F-6 (No. 333-84964))

2.1 Indenture, dated June 27, 1997, among Voto-Votorantim Overseas Trading Operations N.V., as issuer, The Chase Manhattan Bank, as trustee, registrar, transfer agent and paying agent, and S.A. Industrias Votorantim, Votorantim Celulose e Papel S.A., Celpav Celulose e Papel Ltda., and Companhia de Cimento-Portland Gaucho, as guarantors. (incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766))

3.1 Shareholders' Agreement of Aracruz Celulose S.A. dated January 22, 1988 among the Lorentzen Business Group, the Safra Business Group, Companhia Souza Cruz Industria e Comercio, BNDESPAR and Billerud Aktiebolag. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31, 2001).

3.2 First Amendment and Ratification to the Shareholders' Agreement of Aracruz Celulose S.A. dated June 30, 1989. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31, 2001).

3.3 Terms of Adhesion to the Shareholders' Agreement of Aracruz Celulose S.A., dated November 1, 2001. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31, 2001).

4.1 Financing Agreement, dated January 31, 1992, between Banco Nacional de Desenvolvimento Economico e Social--BNDES and Industria de Papel Simao S.A. (incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766))

4.2 Financing Agreement, dated August 13, 1997, between Banco Nacional de Desenvolvimento Economico e Social--BNDES and Industria de Papel Simao S.A. (incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766))

4.3 Financing Agreement, dated February 26, 1996, between Banco Nacional de Desenvolvimento Economico e Social--BNDES and Industria de Papel Simao S.A. (incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766))

4.4 Financing Agreement, dated February 10, 1998, between Banco Nacional de Desenvolvimento Economico e Social--BNDES and Celpav Celulose e Papel Ltda. (incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766))

4.5+ Pulp Supply Agreement, dated January 1, 1999, between Kimberly-Clark International and Votorantim International North America. (incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766))

4.6+ Technology Transfer Agreement, dated September 1, 1989, between Kanzaki Paper Mfg. Co., Ltd. and Industrias de Papel Simao S.A. (incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766))

4.7+ Second Amendment Agreement to Technology Transfer Agreement, dated October 4, 1999, between New Oji Paper Co., Ltd. and Industrias de Papel Simao S.A. (incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766))

4.8+ Second Addendum to the Industrial Technology License Agreement, dated as of October 4, 1999, between the Registrant and Oji Paper Co., Ltd. (incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766))

4.9 Agreement, dated December 29, 1999, between the Registrant and Maspha Comercial Ltda. (incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766))

4.10 Loan Agreement, dated October 29, 2001, among POBT Bank and Trust Limited, Newark Financial Inc. and VCP. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31, 2001).

4.11 Loan Agreement, dated October 26, 2001, among Banco Bradesco S.A., Grand Cayman, Newark Financial Inc. and VCP. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31, 2001).

4.12 Loan Agreement, dated October 26, 2001, among Unibanco-Uniao de Bancos Brasileiros S.A., Nassau Branch, Newark Financial Inc. and VCP. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31, 2001).

4.13 Loan Agreement, dated October 19, 2001, among Banco BBA-Creditanstalt S.A.--Nassau branch,

          Newark Financial Inc. and VCP. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31, 2001).

4.14 Offshore Export Prepayment Agreement No. G-5261/01, dated October 29, 2001, between ABN Amro Bank N.V. and Newark Financial Inc. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31, 2001).

4.15 Term Loan Facility Letter, dated October 24, 2001, between Dresdner Bank Lateinamerika AG and Newark Financial Inc. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31, 2001). 4.16 Promissory Note, dated October 29, 2001, between Banco ABC Brasil S.A., Cayman Islands branch, and Newark Financial Inc. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31, 2001).

4.17 Export Finance Agreement dated as of October 29, 2001 by and between VCP Exportadora e Participacoes S.A., Votorantrade N.V., S.A. Industrias Votorantim, Citrovita Agroindustrial Ltda., Cia. Nitroquimica Brasileira, Cia. Niquel Tocantins, Votorantim Celulose e Papel S.A., Votocel Filmes Flexiveis Ltda., Votorantim Mineracao e Metalurgica Ltda. and Cia. Mineira. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31,
          2001).

4.18 First Supplemental Indenture dated as of June 27, 2002 to the Indenture dated as of June 27, 1997 among Voto-Votorantim Overseas Trading Operations N.V., as issuer, Votorantim Participacoes S.A., Votorantim Celulose e Papel S.A. and Cimento Rio Branco S.A., as guarantors, and JPMorgan Chase Bank, as trustee.

4.19 Credit Agreement, dated as of May 23, 2002 in the amont of U.S.$380 million, among Newark Financial Inc., VCP Exportadora e Participacoes S.A., Votorantim Celulose e Papel S.A., VCP Trading N.V., VCP North America Inc., certain lenders, ABN Amro Bank N.V. and The Bank of New York.

4.20 Credit Agreement, dated as of September 23, 2002 in the amont of U.S.$203 million, between St. Helen Holding III Ltd. and ABN Amro Bank N.V.

6.1 See Note 2(k) to our financial statements for information explaining how earnings per share information was calculated.

8.1 See Note 2(c) to our financial statements for information regarding our subsidiaries.

12.1 Certifications by the Chief Financial Officer and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
          Section 906 of the Sarbanes-Oxley Act of 2002.

-----------
+ Portions of the exhibit have been omitted pursuant to a request for confidential treatment filed separately with the Commission.

                                   SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                     VOTORANTIM CELULOSE E PAPEL S.A.

                                     By:      /s/ Valdir Roque
                                          -------------------------------------
                                           Name:  Valdir Roque
                                           Title:  Chief Financial Officer


                                     By:      /s/ Raul Calfat
                                          -------------------------------------
                                           Name:  Raul Calfat
                                           Title:  Chief Executive Officer


Date: June 30, 2003

                                  CERTIFICATION

          I, Valdir Roque, certify that:

1. I have reviewed this annual report on Form 20-F of Votorantim Celulose e Papel S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

By:      /s/ Valdir Roque
     -------------------------------
Name:  Valdir Roque
Title:  Chief Financial Officer

                                  CERTIFICATION

          I, Raul Calfat, certify that:

1. I have reviewed this annual report on Form 20-F of Votorantim Celulose e Papel S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

By:      /s/ Raul Calfat
     -------------------------------
Name:  Raul Calfat
Title:  Chief Executive Officer

Votorantim Celulose e Papel S.A.
Consolidated Financial Statements
As At December 31, 2002 and 2001,
and For the Three Years
Ended December 31, 2002, and
Report of Independent Accountants





Index to Consolidated Financial Statements                                  Page
                                                                        --------

Report of Independent Accountant                                           F - 2
Consolidated Balance Sheet                                                 F - 3
Consolidated Statement of Income                                           F - 5
Consolidated Statement of Cash Flows                                       F - 7
Statement of Changes in Shareholders' Equity                               F - 8
Notes to the Consolidated Financial Statements                             F- 10

Report of Independent Accountants



January 31, 2003


To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.




In our opinion, the accompanying balance sheet and the related statements of income, of changes in shareholders' equity and of cash flows, present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


The consolidated financial statements of the Company as of December 31, 2001, and for the years ended December 31, 2001 and 2000 were audited by other accountants whose report, dated January 28, 2002, expressed an unqualified opinion on those statements.


/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Auditores Independentes

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheet at December 31
Expressed in millions of U.S. dollars, except number of shares
--------------------------------------------------------------------------------




Assets                                                         2002        2001
                                                          ----------   ---------

Current assets
    Cash and cash equivalents                                    90         172
    Held-to-maturity investments                                 31          87
    Trade accounts receivable, net                              136         171
    Inventories                                                  55          60
    Deferred income tax                                                       3
    Recoverable taxes                                            17           9
    Other                                                         9           6
                                                          ----------   ---------

                                                                338         508
                                                          ----------   ---------

Investment in affiliates                                        218         216
Goodwill                                                         19         155
Property, plant and equipment, net                              907       1,100

Other assets

    Held-to-maturity investments                                289         277
    Unrealized gains from cross currency interest

       rate swaps                                                93          41
    Deferred income tax                                          16
    Other                                                        38          24
                                                          ----------   ---------

                                                                436         342
                                                          ----------   ---------

                                                              1,918       2,321
                                                          ==========   =========

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheet at December 31
Expressed in millions of U.S. dollars, except number of shares       (continued)
--------------------------------------------------------------------------------



Liabilities and shareholders' equity                             2002     2001
                                                               -------   ------

Current liabilities
    Trade payables                                                 54       57
    Short-term debt                                                66       69
    Current portion of long-term debt                             249      389
    Payroll, profit sharing and related charges                     9       12
    Income taxes                                                    6        3
    Dividends payable                                                       40
    Other                                                          16       14
                                                               -------   ------

                                                                  400      584
                                                               -------   ------

Long-term liabilities
    Long-term debt                                                724      584
    Deferred income tax                                                     34
    Accrued liabilities for legal proceedings                      27       12
                                                               -------   ------

                                                                  751      630
                                                               -------   ------
Commitments and contingencies (Note 14)

Shareholders' equity
    Preferred shares, no par value,
       56,000,000,000 shares authorized, 17,182,209,232
       shares issued at December 31, 2002 and 2001                553      553
    Common shares, no par value, 28,000,000,000 shares
       authorized, 21,140,490,321 shares issued at
              December 31, 2001 and 2001                          767      767
    Additional paid-in capital                                     24       23
    Treasury shares, at cost, 2002 - 144,300,000
       shares; 2001 - 235,400,000                                  (4)      (6)
    Net unrealized loss on available-for-sale securities
       of investee                                                 (1)
    Accumulated other comprehensive deficit
       Appropriated retained earnings                              31       27
       Unappropriated retained earnings                           584      518
       Cumulative translation adjustment                       (1,187)    (775)
                                                               -------   ------

                                                                  767    1,107
                                                               -------   ------

                                                                1,918    2,321
                                                               =======   ======


The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statement of Income
Expressed in millions of U.S. dollars, except number of shares
--------------------------------------------------------------------------------



                                                        2002      2001    2000
                                                      -------- --------- -------

Net operating revenue


    Domestic sales (net of sales taxes:
        2002 - US$ 109; 2001 - US$ 99 and
        2000 - US$ 92)                                  410       443     537
    Export sales (including related party sales:
        2002 - US$ 119;

        2001 - US$ 194 and 2000 - US$ 196)              199       211     237
                                                      -------- --------- -------

                                                        609       654     774
                                                      -------- --------- -------

Operating costs and expenses
  Cost of sales                                         329       344     371
  Selling and marketing                                  58        56      58
  General and administrative                             30        32      33
  Other operating expenses (income), net                 15         5      (2)
                                                      ------- ---------- -------

                                                        432       437     460
                                                      -------- --------- -------

Operating profit                                        177       217     314
                                                      -------- --------- -------

Non-operating income (expense)
  Financial income                                       73        71      94
  Financial expense                                     (59)      (39)    (65)
  Foreign exchange loss, net                            (11)       (8)    (14)
                                                      -------- --------- -------

                                                          3        24      15
                                                      -------- --------- -------

Income before taxes on income and cumulative effect
  of accounting change and equity in affiliates         180       241      329
                                                      -------- --------- -------

    Current income tax expense                          (24)      (40)     (56)
    Deferred income tax benefit (expense)                34       (19)     (24)
                                                      -------- --------- -------

Income before cumulative effect of accounting
  change and equity in affiliates                       190       182      249

    Equity loss of investee                            (121)
    Cumulative effect of accounting change,
      net of tax (Note 2(o))                                       10
                                                      -------- --------- -------

Net income                                               69       192      249
                                                      ======== ========= =======

Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim Statement of Income
Expressed in millions of U.S. dollars, except number of shares       (continued)
--------------------------------------------------------------------------------



                                                                2002        2001         2000
                                                          ----------- ----------- ------------

Net income applicable to preferred  shares                        32          90          116
Net income applicable to common  shares                           37         102          133
                                                          ----------- ----------- ------------

Net income                                                        69         192          249
                                                          =========== =========== ============

Basic earnings per 500 shares - in U.S. dollars
    Preferred                                                   0.96        2.65         3.45
    Common                                                      0.87        2.41         3.13

Basic earnings per 1000 shares - in U.S. dollars
    Preferred                                                   1.91        5.31         6.89
    Common                                                      1.74        4.83         6.27

Weighted average number of shares outstanding (thousand)
    Preferred                                             17,021,387  16,946,809   16,867,058
    Common                                                21,140,490  21,140,490   21,140,490


The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flow
Expressed in millions of U.S. dollars, except number of shares
--------------------------------------------------------------------------------

                                                                2002     2001    2000
                                                              ------- -------- -------

Cash flows from operating activities
    Net income                                                    69      192     249
    Adjustments to reconcile net income to cash provided by
     operating activities
       Unrealized foreign exchange losses, net                    11        8      14
       Equity loss in investees, net of dividends                (15)

           Goodwill impairment in investee                       136
       Deferred income tax                                       (34)      19      24
       Depreciation and depletion                                 51       52      63
       Cumulative effect of accounting change, net of tax                 (10)
       Loss on disposal of property, plant and equipment          17        4       2
       (Increase) decrease in assets and liabilities
           Trade accounts receivable                              28      (35)     (8)
           Inventories                                           (16)      (8)    (11)
           Other assets                                          (43)     (10)     29
           Liabilities                                           (19)      22      19

                                                              ------- -------- -------

Net cash provided by operating activities                        185      234     381
                                                              ------- -------- -------

Cash flows from investing activities

    Maturities (purchases) of held-to-maturity investments        49     (325)    155
    Acquisition of equity investees                                      (370)

     Dividends received                                            8

    Acquisition of property, plant and equipment                (317)    (309)   (125)
    Proceeds from disposals of property, plant and equipment                2       5
    Repayment of loans to related parties                                          66

                                                              ------- -------- -------

Net cash (used in) provided by investing activities             (260)  (1,002)    101
                                                              ------- -------- -------

Cash flows from financing activities
    Short-term debt                                              (13)      13      (4)
    Long-term debt
       Issuances                                                 991      787     187
       Repayments                                               (910)    (238)   (329)

    Proceeds from sales of treasury shares                         2               26
    Dividends paid                                               (34)     (37)    (23)

                                                              ------- -------- -------

Net cash provided by (used in) financing activities               36      525    (143)
                                                              ------- -------- -------

Effect of exchange rate changes on cash and cash equivalents     (43)     (74)    (26)
                                                              ------- -------- -------

Net increase (decrease) in cash and cash equivalents             (82)    (317)    313
                                                              ------- -------- -------

Cash and cash equivalents at beginning of year                   172      489     176
                                                              ------- -------- -------

Cash and cash equivalents at end of year                          90      172     489
                                                              ======= ======== =======




The accompanying notes are an integral part of the consolidated financial statements

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders' Equity
Expressed in millions of U.S. dollars, except number of shares
--------------------------------------------------------------------------------

                                                                   2002   2001   2000
                                                                  ------ ------ ------

Preferred stock
    At beginning and end of year                                    553    553    553
                                                                  ------ ------ ------

Common stock
    At beginning and end of year                                    767    767    767
                                                                  ------ ------ ------

Additional paid-in-capital
    At beginning of year                                             23     23      5
    Gain on sale of treasury stock                                    1            18
                                                                  ------ ------ ------

    At end of year                                                   24     23     23
                                                                  ------ ------ ------

Treasury stock

    At beginning of year                                             (6)    (6)   (14)
    Preferred stock acquired (2000 - 235,400,000)                                  (6)
    Preferred stock sold (2002 - 91,100,000; 2000 - 1,137,582,405)    2            14

                                                                  ------ ------ ------

    At end of year                                                   (4)    (6)    (6)
                                                                  ------ ------ ------


Net unrealized loss on available-for-sale securities of equity investee

    Transferred from appropriated retained earnings                  (1)
                                                                  ------ ------ ------


Appropriated retained earnings
    At beginning of year                                             27     19      9
    Transferred to available for sale reserve                        (1)
    Transferred from unappropriated retained earnings                 5      8     10

                                                                  ------ ------ ------

    At end of year                                                   31     27     19
                                                                  ------ ------ ------

Unappropriated retained earnings
    At beginning of year                                            518    374    188
    Net income                                                       69    192    249
    Transferred to appropriated retained earnings                    (3)    (8)   (10)
    Dividends
       Preferred                                                           (19)   (23)
       Common                                                              (21)   (30)
                                                                  ------ ------ ------

    At end of year                                                  584    518    374
                                                                  ------ ------ ------

Votorantim Celulose e Papel S.A.

Consolidated Statement of Changes in Shareholder's Equity
Expressed in millions of U.S. dollars, except number of shares       (continued)
--------------------------------------------------------------------------------

                                                            2002    2001   2000
                                                          ------- ------- ------

Accumulated other comprehensive loss - Cumulative
  translation adjustments
  At beginning of year                                      (775)   (596)  (489)
  Loss for the year                                         (412)   (179)  (107)
                                                          ------- ------- ------

  At end of year                                          (1,187)   (775)  (596)
                                                          ------- ------- ------

Shareholders' equity at end of year                          767   1,107  1,134
                                                          ======= ======= ======

Comprehensive income (loss)
  Net income                                                  69     192    249
  Loss in equity investee on available-for-sale securities    (1)
  Translation adjustments                                   (412)   (179)  (107)
                                                          ------- ------- ------

Comprehensive income (loss)                                 (344)     13    142
                                                          ======= ======= ======




The accompanying notes are an integral part of the consolidated financial statements.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


1.   Operations

     Votorantim Celulose e Papel S.A. (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Sao Paulo.

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

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


2.   Significant Accounting Policies

(a)  Basis of presentation

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting principles generally accepted in Brazil as filed with the Comissao de Valores Mobiliarios (Brazilian Securities Commission or "CVM"), or for other statutory purposes in Brazil.

(b)  Translation of financial statements

     We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation". Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2002 - US$
     1.00 : R$ 3.5333; December 31, 2001 - US$ 1.00 : R$ 2.3204; December 31,
     2000 - US$ 1.00 : R$ 1.9554).

     Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the year. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustment account ("CTA") in shareholders' equity.


     In 2002, we incorporated VCP Overseas Holding KFT, a wholly owned subsidiary located in Hungary. In 2001, we incorporated Newark Financial Inc., a wholly owned subsidiary located in the British Virgin Islands. Both foreign subsidiaries transact the majority of their activities in U.S. dollars and accordingly, have elected such currency as their functional currency.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(c)  Principles of consolidation


     Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportacoes e Participacoes S.A., VCP Florestal Ltda, St. Helen Holding III B.V., Normus Emprendimentos e Participacoes Ltda, Newark Financial Inc. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001 (Note 3) and our 50 percent owned equity investee, Voto - Votorantim Overseas Trading Operations N.V. ("Voto") are accounted for on the equity method.


(d)  Cash and cash equivalents

     We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(e)  Held-to-maturity investments

     We consider our debt securities as held-to-maturity when we intend and have the ability to hold the securities to maturity. Held-to-maturity securities are carried at cost plus accrued income which is included in financial income in the statement of income.

(f)  Inventories

     Inventories, including timber, are stated at average acquisition or production cost, which is lower than market.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(g)  Property, plant and equipment

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


     Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and on-going maintenance costs are capitalized as incurred. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning in 2001 we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest. Previously, costs were deferred based on a formula which reflected the accumulation of costs over a 21-year cycle which included three harvests.


     We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

(h)  Income taxes


     We account for income taxes in accordance with SFAS 109 , "Accounting for Income Taxes".

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(i)  Revenues and expenses


     We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of sales returns of US$ 7 in each of 2002, 2001 and 2000. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

     Research and development expenses are charged to expense as incurred and totaled approximately US$1 in each of 2002, 2001 and 2000. Start-up expenses of new facilities and restructuring charges are also directly expensed.


     Shipping and handling costs are charged to selling and marketing expenses and totaled approximately US$ 29, US$ 27 and US$ 28 in 2002, 2001 and 2000, respectively.

(j)  Comprehensive income (loss)


     We report comprehensive income (loss) in accordance with SFAS 130, "Reporting Comprehensive Income", and have elected to present this in the Statement of changes in shareholders' equity. In our case, comprehensive income (loss) comprises the results of our operations and the translation adjustments included in the CTA component of shareholders' equity.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(k)  Earnings per share


     In conformity with SFAS 128, "Earnings per Share", we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares. The computation has been made as if the net income for each period will be fully distributed. Earnings may be capitalized or otherwise appropriated, consequently such earnings would no longer be available as dividends. Therefore, there is no assurance that preferred shareholders will receive a 10% premium on undistributed earnings. We also may pay dividends through interest attributed to capital in accordance with our by-laws. The unit of 1,000 shares is used because this is the basis for quotation and trading on the Brazilian stock exchanges. We have also presented earnings per 500 shares because this unit reflects the number of preferred shares represented by one of our American Depository Shares.


(l)  Use of estimates


     In order to prepare our financial statements in conformity with generally accepted accounting principles we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the years. Such estimates include the selection of useful lives of property, plant and equipment, provisions for impairments and for contingent liabilities, and other similar evaluations. Actual results could differ from our estimates.


(m)  Employee benefits and other related matters

     In March 2000 we launched a defined contribution plan which provides pension and post-retirement benefits (Note 20). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(n)  Environmental matters

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

(o)  Accounting for Derivative Instruments and Hedging Activities


     As of January 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", and its amendments.

     As a result of the adoption of SFAS 133, we recognize our cross currency interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of SFAS 133, we recognized our cross currency interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. We recorded the accounting change as a cumulative effect of an accounting principle. The adoption of SFAS 133, resulted in a cumulative effect of accounting change of US$ 10, net of applicable tax expense of US$ 4, which resulted in a gain in the consolidated statement of income for the year ended December 31, 2001.


(p)  Reclassifications

     Certain reclassifications have been made to the financial information as of December 31, 2001, and for the years ended December 31, 2001 and 2000, in order to make it consistent with the presentation of the information as of and for the year ended December 31, 2002. There was no effect on net income and comprehensive income for 2001 as a result of the reclassifications.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


3    Recently Issued Accounting Pronouncements


     The Financial Accounting Standards Board ("FASB"), recently issued a number of Statements of Financial Accounting Standards ("SFAS"); management estimates that once adopted these statements will not have a material impact on the financial position and results of operations of the Company.


  . SFAS No. 143 - "Accounting for Asset Retirement Obligations", requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS 143 is effective for fiscal years beginning after September 15, 2002.


  . SFAS No. 145 - "Extinguishment of Debt", addresses financial accounting and reporting for extinguishment of debt. SFAS 145 is effective for fiscal years beginning after May 15, 2002.

  . SFAS No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities", establishes the financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 is effective for fiscal years initiated after December 31, 2002.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


4    Acquisition of Investee


     On October 3, 2001, Newark Financial Inc., signed a Share Purchase and Sale Agreement to acquire 127,506,457 common shares of Aracruz , representing 28.00% of the voting share capital and 12.35% of equity share capital of Aracruz, for US$ 370. The transfer of the shares occurred on November 1, 2001 when we became a member of the controlling group of Aracruz, together with the Lorentzen and Safra Group, (each member owning 28% of the voting shares and with three seats on the board of directors), and BNDES Participacoes S.A. (with 12.5% of the voting shares and one seat on the board of directors). This transaction is subject to final approval by the Brazilian anti-trust authorities and we believe such approval will be provided. The excess of the cost of our investment in Aracruz over our portion of the underlying fair value of the net assets amounted to US$ 155.


     Aracruz's summarized financial position at December 31 is as follows:

                                                                2002       2001
                                                             --------   --------

Currents assets                                                  524        641
Property, plant, and equipment, investments in affiliated
    company and other assets                                   2,174      2,137
Current liabilities                                              239        425
Long-term debt (long-term portion)                               611        537

Total equity                                                   1,761      1,738

Dividends received from Aracruz during 2002, totaled US$ 8.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     SFAS No. 142, "Goodwill and Other Intangible Assets", requires that goodwill as well as other intangible assets with indefinite lives no longer be amortized but be tested annually for impairment. Consistent with SFAS No. 142 and Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock", the Company reduced the carrying value of its investments in Aracruz to quoted market value at December 31, 2002.

     A goodwill impairment provision was determined based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002, of US$ 136 (gross of deferred income tax effects of US$ 46) was charged directly to income ("Equity loss of investee"). The deferred tax effect is included in "Deferred income tax benefit".



5    Income Taxes


     Income taxes in Brazil include federal income tax and social contribution. The composite statutory tax rate was 34% for 2002 , 2001 and 2000.


(a)  Income tax reconciliation


     The statutory rate applied to income before taxes is reconciled to income tax expense as follows:


                                                       2002     2001      2000
                                                     -------  -------   -------


     Income before income taxes                         180      241       329

                                                     -------  -------   -------

     Income tax expense at statutory tax rate            61       82       112
     Reconciliation of statutory to effective rate

         Effect of REFIS election (below)               (25)     (23)
         Deferred tax on impairment in Aracruz          (46)
         Interest attributed to capital                                    (19)
         Goodwill tax amortization                                         (11)
         Other                                                              (2)

                                                     -------  -------   -------


     Income tax expense (benefit)                       (10)      59        80

                                                     =======  =======   =======

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     Consistent with our enrollment in the Program of Tax Recovery (REFIS), we may elect annually for each year between 2001 and 2005 to calculate and pay our income taxes either based on the provisions of REFIS (tax determined based on a percentage of net sales for the year plus adjusted financial income and other income). Both basis are determined on the companies' statutory records. For 2002 and 2001 Votorantim Celulose e Papel S. A. (parent company) elected to calculate and pay income taxes based on the provisions of REFIS, whereas its subsidiaries are assessed based on adjusted pretax income.


(b)  Analysis of deferred tax balances

                                                                 2002      2001
                                                              --------  --------

     Deferred tax assets

         Tax loss carryforwards (primarily, VCP Exportadora e       17
                  Participacoes S.A.)
         Preoperating costs capitalized for tax and other                     2
         Tax effects on impairment of investee (Note 4)             46

         Other provisions                                            4        1

                                                               --------  -------


     Total deferred tax assets                                      67        3

                                                               --------  -------

     Deferred tax liabilities

         Cross currency interest swap contracts                    (36)      (3)
         Property, plant and equipment                             (15)     (31)

                                                               --------  -------


                                                                   (51)     (34)

                                                               --------  -------


     Net deferred tax assets (liabilities)                          16      (31)

                                                               ========  =======

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


6    Held-to-maturity Investments

                                                                           2002
                                   ---------------------------------------------


                                                           Gross
                                             Book     unrealized      Estimated
                                            Value  gains (losses)    fair value

                                          -------- -------------- --------------
     In reais

       Debentures                              24              3             24
     In U.S. dollars
       Time deposits                            8                             8
       Brazilian Public Bonds                 288            (37)           214

                                          -------- -------------- --------------


     Total                                    320            (34)           246

                                          ======== ============== ==============


                                                                           2001
                                          --------------------------------------


                                                           Gross
                                             Book     unrealized      Estimated
                                            Value          gains     fair value

                                         --------  ------------- ---------------
     In reais

       Bank Certificate of Deposits           55              1              55
       Debentures                             39              5              39

     In U.S. dollars

       Brazilian Public Bonds                270             12             274

                                         --------  ------------- ---------------


     Total                                   364             18             368
                                        ========  ============= ===============



                                                                           2002


                                                    ----------------------------


                                                        Book          Estimated
     Maturity periods                                  Value         fair value

     ----------------------                         ---------   ----------------


     Due in less than one year                            31                 25
     Due in one to three years                           185                147
     Due after five years                                104                 74

                                                    ---------   ----------------


                                                         320                246

                                                    =========   ================

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


7    Trade Accounts Receivable

                                                                2002      2001
                                                              -------   -------

     Export receivables, denominated in U.S. dollars              67        77
     Domestic receivables                                         74        98
     Allowance for doubtful accounts                              (5)       (4)
                                                              -------   -------

                                                                 136       171
                                                              =======   =======

     As at and for the years ended December 31, 2002, 2001 and 2000, except for our related party Votorantrade N.V. (Note 12), no other single customer or group represented more than 10% of our consolidated trade accounts receivable balance or consolidated sales.


8    Inventories

                                                                2002      2001
                                                              -------   -------


     Finished products                                            24        21
     Work in process                                               4         5
     Raw materials and supplies                                   24        30
     Imports in transit and other                                  3         4
                                                              -------   -------

                                                                  55        60
                                                              =======   =======

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


9    Property, Plant and Equipment

                                                                2002       2001
                                                             --------   --------


     Land                                                         30         44
     Buildings                                                    74         97
     Machinery, equipment and installations                      664        766
     Forests                                                     113        210
     Other                                                        96         62
     Construction in progress                                    122        229

                                                             --------   --------

                                                               1,099      1,408
     Accumulated depreciation and depletion                     (192)      (308)
                                                             --------   --------

                                                                 907      1,100
                                                             ========   ========


     Interest capitalized on construction in progress in each of the periods was: 2002 - US$ 41; 2001 - US$ 11 and 2000 - US$ 5.



10   Short-term Debt


     Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings
     (ACEs), bearing an annual average interest rate of approximately 5.7% at December 31, 2002 (2001 - 6.1 %). Historically, we have not incurred significant losses in connection with such recourse provisions.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


11   Long-term Debt

                                         Interest rate at
                                         December

                                         31 2002 - % p.a.    2002     2001

                                         -----------------  ------   ------

     In U.S. dollars

         Syndicated bank loan                 LIBOR + 1.95         380      353
         Bank loan                            LIBOR + 5.00         200
         Export credits (pre-payment)         LIBOR + 1.64         151      151
         Export credits (ACCs)                5.73                 113      145
         Import credits                       4.20                  13       18
         International Finance Corporation                                    1


     Related party
         Voto loan                                                          200
         Votorantrade N.V. loan                                              11

     In reais
         Banco Nacional de Desenvolvimento
            Economico e Social ("BNDES")      TJLP + 3.0 a 3.5     116       94
                                                                 ------   ------

                                                                   973      973
                                                                 ------   ------

     Less: current portion                                        (249)    (389)
                                                                 ------   ------

     Long-term portion                                             724      584
                                                                 ======   ======


     Note: The LIBOR (London Interbank Offered Rate) at December 31, 2002 was
           1.44% per annum.

           The TJLP (Taxa de Juros de Longo Prazo), a long-term interest rate reset quarterly by the Brazilian Central Bank, at December 31, 2002 was 11% per annum.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(a)  Voto loan


     In December 1996, Voto received a US$300 bridge loan from ING Barings, of which US$ 150 was advanced to us at that time. In June 1997, Voto issued US$ 400, 8.5% notes due 2005 ("Voto Notes"), jointly and severally guaranteed by us and Cimento Rio Branco S.A., a subsidiary of S.A. Industrias Votorantim ("SAIV"), members of the Votorantim Group (collectively the "Guarantors"). The bridge loan was paid in full with the proceeds of this issue and an additional US$ 50 was transferred to us. Voto charged us an interest rate on the US$ 200 intercompany loan identical to that which it pays to the holders of the Voto Notes. The remaining balance of US$ 200 of the Voto Notes was transferred to SAIV.


     In connection with our guarantee of the Voto Notes we are subject to covenants, primarily relating to the maintenance of a certain level of net borrowing (debt less our cash equivalents and held-to-maturity investments).


     Voto has no operations and its only significant liability is the 8.5% US$ 400 Notes and its only significant asset is the 8.5% US$ 400 loan receivable from us and SAIV. Current assets and current liabilities were less than US$ 1 at December 31, 2002 and 2001. Shareholders' equity and was net income were less than US$ 1 at December 31, 2002, 2001 and 2000 and for the years then ended.

     Under the Voto Notes indenture, each holder of the notes could require Voto to repurchase, in whole or in part, the notes on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest. Also, under the Voto Notes indenture, Voto could upon notice repurchase the notes from holders, in whole but not in part, on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest. In either case, Voto could procure any other person to purchase the notes that are subject to its repurchase.

     In June 2002, our wholly-owned subsidiary St. Helen Holding III B.V., located in Curacao, exercised the call option and purchased the US$ 200 notes. Funds used for the acquisition of these notes were raised through a bank loan, maturing in 2005. The discount obtained by St. Helen Holding III of US$ 1 on the purchase of the Voto Notes has been deferred to be recognized over the term of the loan. The remaining balance of US$200 was repurchased by a wholly owned subsidiary of SAIV.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(b)  Syndicated bank loan


     In October 2001, Newark Financial Inc. obtained a bridge loan of US$ 370 to finance the acquisition of our interest in Aracruz. On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark Financial Inc., entered into a US$ 380 credit agreement with a syndicate of banks. All of the proceeds from the credit agreement were advanced to Newark Financial Inc. (US$ 304 by VCP Trading and US$ 76 million by VCP North America). Newark Financial Inc. used the proceeds from these advances to pay in full the bridge loan and to make certain payments in connection with the credit agreement. The obligations of VCP Trading N.V. and VCP North America Inc. under the credit agreement are guaranteed directly or indirectly by Newark Financial Inc., VCP Exportadora e Participacoes S.A. and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables from customers for the sales of certain products arising under agreements entered among Newark Financial Inc, VCP Trading N.V. and VCP North America Inc.


     As a guarantor under the credit agreement, we are subject to a number of material covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios.

(c)  Other guarantees

     The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate parent company. The IFC loan is secured by liens on certain of our properties. The carrying amount of our assets securing these loans was approximately US$ 241 at December 31, 2002.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(d)  Long-term debt maturities

     At December 31, 2002, long-term debt maturities are as follows:

     2004                                                                 267
     2005                                                                 346
     2006                                                                  62
     2007                                                                  19
     2008                                                                  19
     Thereafter                                                            11
                                                                      --------

                                                                          724
                                                                      ========


12.  Related Parties

     Balances and transactions with related parties are as follows:

                                                 Nature and business
                                                 purpose of transactions                     2002            2001
                                                 -------------------------------- ---------------- ---------------


Cash, cash equivalents and held-to-              Surplus cash funds invested
  maturity investments                           with Group financial
    Votorantim Group company                     institutions
      Banco Votorantim S.A.                                                                   320             354
      Votorantim Financas S.A.                                                                 18              38
      Draft II Participacoes S.A.                                                               6              14


Trade accounts receivable                        Sales to trading company
  Votorantim Group company
    Votorantrade N.V.                                                                          60              69


Unrealized gains from cross currency             Arising from swap contract
  interest rate swaps                            transactions in which the

    Votorantim Group company                     Group financial institution
      Banco Votorantim S.A.                      acts as counter-party                         86              41

Long-term loans from related parties             Loans from related parties
  Votorantim Group company

    Voto                                                                                                      200
    Votorantrade N.V.                                                                                          11
  Parent of a significant shareholder - BNDES                                                 116              94


The above cash equivalent, held-to-maturity investments and loans earn interest at market rates.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     Revenue, income and expenses from transactions
     with related parties were as follows:            2002      2001       2000
                                                   --------  --------   --------

     Export sales revenue                              119       194        196
     Financial income                                  248        71         76
     Financial expenses                                                      24


     Export sales revenue primarily relates to sales made to Votorantrade N.V.; financial income arises from loans made to related parties and investments made in Banco Votorantim S.A.; and financial expenses represent charges on intercompany loans from related parties.



13   Financial Instruments and Derivatives


     We primarily use cross currency interest rate swap contracts and Brazilian Public bonds indexed to the U.S. dollar to hedge our U.S. dollar denominated debt. By entering into these contracts or purchasing Brazilian Public bonds, we partially protect ourselves from the effects of unfavorable exchange movements. Accordingly, if the real devalues against the U.S. dollar and results in a foreign exchange loss, we are at least in part protected by an offsetting gain from the swap contracts.


     We used the following methods and assumptions in estimating the fair value disclosures of our financial instruments:

   . Cash and cash equivalents: the carrying amounts reported in our balance sheet for cash and cash equivalents approximate their fair values.

   . Held-to-maturity investments: the carrying amounts reported in our balance sheet for held-to-maturity investments approximate their fair value.

   . Long-and short-term debt: the carrying amounts of our short-term debt approximate their fair values. The fair values of our long-term debt were estimated based on available quoted rates for loans of substantially similar terms and maturities.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2002 and 2001 the notional amounts of our outstanding cross currency interest rate swap contracts were US$ 255 and US$ 253, respectively and their fair values were US$ 93 and US$ 32, respectively. In 2000, we recognized these swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. In 2001, upon the adoption of SFAS 133, we recognized these swap contracts on the balance sheet at fair value and adjustments to fair value were recorded through income. The actual cash settlement on the contracts occur at times specified in each agreement. We do not terminate any of our contracts prior to maturity.


     The carrying amounts and fair values of our financial instruments at December 31 were as follows:

                                                      2002                 2001
                                      --------------------- --------------------
                                        Carrying      Fair    Carrying     Fair
                                          amount     value      amount    value
                                      ----------- --------- ----------- --------


     Cash and cash equivalents                90        90         172      173
     Held-to-maturity investments            320       246         364      368
     Unrealized gains from cross
         currency interest rate swaps         93       118          41       41
     Short-term debt                          66        57          69       69
     Long-term debt                          973       948         973      972

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


14   Commitments and Contingencies

     We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in `Other noncurrent assets - other' ) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

                                               2002                       2001
                          --------------------------  -------------------------

                             Deposits    Provisions      Deposits    Provisions
                          ------------  ------------  ------------  ------------

     Tax-related                   10            19             2             4
     Civil-related                                5                           4
     Labor-related                  2             3             2             4
                          ------------  ------------  ------------  ------------

                                   12            27             4            12
                          ============  ============  ============  ============

     The activity in our provision account for 2002, 2001 and 2000 was as follows:

                                               2002       2001       2000
                                            --------  ---------   --------

     At beginning of year                        12         13         17
     Translation adjustment                      (4)        (2)        (1)
     Provisions for new legal proceedings        19          2
     Amounts paid to settle litigation                      (1)        (3)
                                            --------  ---------   --------

     At end of year                              27         12         13
                                            ========  =========   ========


(a)  Tax-related

     In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed (an uplift of 70%) depreciation arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of up to 43% of this uplift. Based on advice from our legal counsel, we accrued US$ 3 relating to this claim.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     In 1999, we filed a lawsuit challenging the 1% increase in the COFINS tax rate (from 2% to 3%), a tax on revenues. Although we have obtain a legal injunction, based on advice from our legal counsel and reflecting rulings by the Federal Supreme Court during 2002, we accrued US$ 7 relating to this claim.

     During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added SalesTax) in the computation basis for the COFINS tax, relating the period from 1996 to 2002, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We accrued and deposited US$ 8 relating to this claim.

(b)  Other unprovided possible losses


     VCP is party to a substantial number of other legal proceedings in the normal course of its business involving possible risk of loss, in addition to the lawsuits and administrative proceedings discussed above.

     Management does not believe that such legal proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations or financial condition, and therefore, no provisions have been recorded based on management's assessment of the probability of loss.

     These possible losses, at December 31, are as follows:

                                                         2002       2001
                                                     ---------   --------

     Tax-related                                            9          2
     Civil-related                                          5
     Labor-related                                          5
                                                     ---------   --------

     Total                                                 19          2
                                                     =========   ========

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



(c)  Sale of investee

     On December 29, 1999, we sold our 51% interest in Industria de Papel de Salto Ltda. to Arjo Wiggins Participacoes e Comercio Ltda. Under the terms of the sale, we have indemnified the purchaser against certain losses in excess of amounts recorded limited to R$ 22 million (approximately US$ 6 million) until 2005. No amounts have been paid under this indemnification and we believe such amounts ultimately paid, if any, will not be significant.


(d)  Commitments

     We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.


     In addition to the credit agreement with a syndicate of banks (Note 11) we are the guarantor of an equipment loan made to Votocel Filmes Flexiveis Ltda. (a Votorantim company) which presents a balance of US $8 at December 31, 2002.


     At December 31, 2002 and 2001, VCP has loans totaling US$ 200 that are guaranteed by other companies of the Votorantim Group.


     We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2002, customer guarantees provided by us totaled US$ 38 (US$ 61 at December 31, 2001). Our guarantees are usually secured by the personal guarantee of the customer's owner.

     We lease forest land under operating leases from other companies of the Votorantim Group as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. Lease payments, equal to 30% of the market value of the timber harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were approximately US$ 1 in each of 2002, 2001 and 2000.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     We have long-term sales contracts with certain of our customers. These contracts generally provide for sales of specified volumes of pulp at market prices. Early termination is provided for in the event of, among other things, a material breach, the insolvency of one of the parties or force majeure events of extended duration. One sales contract includes provisions that permit us to terminate the contract or reduce the quantities shipped if sales to the purchaser would exceed a specified percentage of our annual production capacity. These contracts, which began in 1999, represent approximately 51% of our current annual pulp production. The contracts expire from 2002 to 2005.


     We have commitments for capital expenditures amounted to US$ 110 at December 31, 2002.

     We have long-term "Take-or-Pay" contracts with suppliers of chemical products for periods from 10 to 15 years. The contractual obligations in connection with such contracts are US$ 38 per year.


15   Segment Information

(a)  Segment information


     The following information about segments is based upon information used by our senior management to assess the performance of our operating segments and decide on the allocation of resources. This approach is required by SFAS 131, "Disclosure about Segments of an Enterprise and Related Information", and has been applied for all periods presented. Our paper and pulp operations are based solely in Brazil. Intersegment revenues are accounted for at amounts which approximate those that would be obtained in a sale to third parties.


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

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


                                                2002         2001      2000
                                            --------------------------------

Revenue
    Revenue from external customers
       Pulp                                        129        143       207
       Paper                                       480        511       567
                                              ---------  ---------   -------

Total revenue from external customers              609        654       774

Intersegment sales of pulp to paper

    segment                                        158        183       228

                                              ---------  ---------  --------

                                              ---------  ---------  --------

Total revenue before intersegment sales
       eliminations                                767        837     1,002

                                              =========  =========  ========



Depreciation and depletion expense
                                              =========  =========  ========
    Pulp                                            46         48        58
    Paper                                           19         21        23
                                              ---------  ---------  --------


Total depreciation and depletion
    expense allocated to segments per
    accounting principles generally
    accepted in Brazil                              65         69        81

                                              ---------  ---------  --------


Reconciling items to US GAAP


       Pulp                                        (10)       (12)      (13)
       Paper                                        (4)        (5)       (5)
                                              ---------  ---------  --------

Total depreciation and depletion

    expense - US GAAP                               51         52        63

                                              =========  =========  ========

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


     There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of income. For segment reporting purposes we defer start-up costs of new facilities and amortize them against operating profit over the subsequent 10 years. We allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical real amounts. Also, we depreciated our machinery, equipment and installations over 10 years up to December 31, 1996 and over 25 years thereafter. These differences are reconciled as follows:

                                                      2002       2001     2000
                                                   --------   --------  -------

     Segment operating profit
        Pulp                                            88        115      212
        Paper                                           82         72       62
                                                   --------   --------  -------


        Total segment operating profit per
          accounting principles generally
          accepted in Brazil                           170        187      274

                                                   --------   --------  -------

     Reconciling items to US GAAP


        Difference in depreciation and
           amortization expense

             Pulp                                        10        12       13
             Paper                                        4         5        5

        Start-up costs
          Pulp                                           (4)       (3)      (1)
          Paper                                          (2)       (1)      (2)
        Other adjustments

          Pulp                                           (1)        4       14
          Paper                                          (2)       13       11

                                                    --------  --------  -------

        Total pulp                                       93       128      238
        Total paper                                      84        89       76
                                                    --------  --------  -------


     Total operating profit - US GAAP                   177       217      314
        Financial income                                 73        71       94
        Financial expenses                              (59)      (39)     (65)
        Foreign exchange losses, net                    (11)       (8)     (14)

                                                    --------  --------  -------

     Income before income tax and equity income
        of investees and cumulative effect of
          accounting change                             180       241      329
                                                    ========  ========  =======

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


                                                      2002      2001     2000
                                                   --------   -------  -------

     Segment assets
       Pulp                                            576       683      585
       Paper                                           284       385      362
                                                   --------   -------  -------


       Total segment assets per accounting
          principles generally accepted in Brazil      860     1,068      947
     Reconciling items to US GAAP

       Pulp                                             29        22       34
       Paper                                            18        10       16
                                                   --------   -------  -------

     Total pulp                                        605       705      619
     Total paper                                       302       395      378
                                                   --------   -------  -------


     Total property, plant and equipment - US GAAP     907     1,100      997

                                                   --------   -------  -------


     Corporate assets - US GAAP
       Cash and cash equivalents                        90       172      489
       Held-to-maturity investments                    320       364       17
       Trade accounts receivable                       136       171      159
       Equity investees (pulp)                         237       371
       Other corporate assets                          228       143      128

                                                   --------   -------  -------


     Total assets - US GAAP                          1,918     2,321    1,790

                                                   ========   =======  =======

     Capital expenditures
       Pulp                                            229       217       72
       Paper                                            71        81       48
                                                   -------   -------  -------


     Total segment capital expenditures
        per accounting principles generally
        accepted in Brazil                             300       298      120

                                                   --------   -------  -------


     Reconciling items to US GAAP


       Capitalized interest
          Pulp                                          14         8        4
          Paper                                          2         3        1
                                                   --------   -------  -------

       Total capitalized interest                       16        11        5
                                                   --------   -------  -------

       Total pulp                                      243       225       76
       Total paper                                      73        84       49
                                                   --------   -------  -------


     Total capital expenditures - US GAAP              316       309      125

                                                   ========   =======  =======

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


(b)  Export sales by region


     The following table includes our sales made directly to unaffiliated customers (the final customers) as well as our sales made to Votorantrade N.V. and related parties (also a member of the Votorantim Group) to the final customers.


                                            2002           2001           2000
                                   -------------- -------------- --------------

                                    Paper   Pulp   Paper   Pulp   Paper   Pulp
                                   ------- ------ ------- ------ ------- ------

North America                          40     38      37     47      18     51
Europe                                 28     44      26     45      37     77
Middle East and Asia                    6     14       4     15       5     19
Africa                                  5              2
South America, other than Brazil       24             35             30
                                   ------- ------ ------- ------ ------- ------

                                      103     96     104    107      90    147
                                   ======= ====== ======= ====== ======= ======


16   Shareholders' Equity


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

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


     Brazilian law permits the payment of dividends only in reais, limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian Corporate Law.


     The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under Brazilian Corporate Law will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the real results in net foreign exchange losses which are included in the statement of income determined under accounting principles set forth under Brazilian corporate law and which reduces the amount of unappropriated earnings available for distribution. At December 31, 2002, we had unappropriated retained earnings of R$ 949 million (R$ 777 million in 2001) in our statutory books, equivalent, at the exchange rate at December 31, 2002, to US$ 269 (US$ 335 in 2001). As required by Brazilian Corporate Law, the statutory books present retained earnings net of a provision for a dividend which has not yet been declared by the shareholders, equivalent to US$ 27. This provision has not been deducted from shareholders' equity reported under US GAAP.


     Dividends paid per thousand shares in U.S. dollars were as follows:

                                         2002         2001         2000
                                   -----------  -----------   ----------

     Preferred                           0.91         1.02         0.65
     Common                              0.83         0.93         0.59

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

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------


17   Concentration of Credit Risk


     We are potentially subject to credit risk with respect to our cash equivalents, held-to-maturity investments, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and held-to-maturity investments by placing our investments with Banco Votorantim S.A. and other highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected. The provision for doubtful accounts was US$ 4 at December 31, 2002 and US$ 1 at December 31, 2001.



18   Supplemental Cash Flow Information

                                                 2002         2001         2000
                                            ----------  -----------   ----------


     Cash Paid during the year for
       Income tax paid                             19           34           39
       Interest paid                               54           38           57
     Non-cash transactions
       Trade payable - Fixed assets                 4           10

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



19   Financial Income and Financial Expense


                                                     2002       2001       2000
                                                  --------   --------   --------

     Financial income

       Interest income on cash equivalents             39         41         43
       Held-to-maturity investments

          Realized gains                                5                    17
          Unrealized gains                             16         16         12

       Interest income on credit sales                  1          1          2
       Other                                           12         13         20

                                                  --------   --------   --------

                                                       73         71         94
                                                  ========   ========   ========
     Financial expenses

       Interest and charges on real debt                6          6         11
       Interest and charges on U.S. dollar debt        50         30         49
       Other                                            3          3          5

                                                  --------   --------   --------


                                                       59         39         65

                                                  ========   ========   ========


20   Defined Contribution Plan


     In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we will match the employee's contribution limited to 1.5% of the employee's compensation. For employees above that income level we will match the employee's contribution up to 6% of the employee's compensation. At our option we may also make additional contributions. Our contributions will vest in varying percentages depending on the employee's years of service and will fully vest upon the employee's retirement, death or disability, provided the employee has at least one year of service. Our contribution was US$ 1 in 2002 and 2001.




                                      * * *