Form 20-F/A
period 2002-12-31
VOTORANTIM PULP & PAPER INC
filed 2003-12-08
CIK 1110649

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 20-F/A
                                (Amendment No. 1)

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

                                 Yes /X/ No //

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 // Item 18 /X/

Please send copies of notices and communications from the Securities and Exchange Commission to:

                             Richard S. Aldrich, Jr.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022

                                EXPLANATORY NOTE

     This Amendment No. 1 on Form 20-F/A amends the annual report on Form 20-F of Votorantim Celulose e Papel S.A. for the year ended December 31, 2002, filed with the Securities and Exchange Commission on June 30, 2003 (we refer to such Form 20-F as the "Annual Report").

     This Amendment No, 1 amends Item 18 of the Annual Report to include an audit report by Ernst & Young Auditores Independentes S.C. ("Ernst & Young") with respect to the financial statements of Votorantim Celulose e Papel S.A., (the "Registrant"). The Ernst & Young audit report being filed is related to Ernst & Young's audit of the Registrant's financial statements as of December 31, 2001 and for the years ended December 31, 2000 and 2001. This Form 20-F/A consists of a cover page, this explanatory note, the information required by
Item 18 of Form 20-F (Financial Statements), a signature page and the principal executive and principal financial officer certifications required to be filed as exhibits hereto. In accordance with Rules 12b-15 promulgated pursuant to the Securities Exchange Act of 1934, the complete text of Item 18, as amended, is included or incorporated by reference herein. However, with respect to the financial statements, other than the inclusion of the audit report by Ernst & Young with respect to the financial statements of the Registrant, no changes have been made.

     This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above and set forth below.

                                    PART III

Item 18. FINANCIAL STATEMENTS


                         Report of Independent Auditors

The Board of Directors and Shareholders of
Votorantim Celulose e Papel S.A.

We have audited the accompanying consolidated balance sheet of Votorantim Celulose e Papel S.A. as of December 31, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of and for the ended December 31, 2001 of Aracruz Celulose S.A. (a corporation in which the Company has a 12.35% equity interest), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to balance sheet data included for Aracruz Celulose S.A., it is based solely on their report.

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

In our opinion, based upon our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Votorantim Celulose e Papel S.A. at December 31, 2001, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                  ERNST & YOUNG
                          Auditores Independentes S.C.
                                  2SP015199/O-6

                             /s/ Idesio S. Coelho Jr
                                Idesio S. Coelho Jr
                                     Partner



Sao Paulo, Bazil
January 28, 2002

The audited consolidated financial statements of Votorantim Celulose e Papel S.A. ("VCP") as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 and the list thereof, together with the report of PricewaterhouseCoopers Auditores Independentes, all of which were filed as part of the original 20-F on June 30, 2003, are incorporated herein by reference.

Item 19. EXHIBITS

Exhibit Number                       Description

1. English translation of the By-laws. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31, 2001).

2. Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as depositary, and the Owners and Beneficial Owners of American Depositary Receipts, including the form of American Depositary Receipts. (incorporated herein by reference to our registration statement on Form F-6 (No. 333-84964))

2.1 Indenture, dated June 27, 1997, among Voto-Votorantim Overseas Trading Operations N.V., as issuer, The Chase Manhattan Bank, as trustee, registrar, transfer agent and paying agent, and S.A. Industrias Votorantim, Votorantim Celulose e Papel S.A., Celpav Celulose e Papel Ltda., and Companhia de Cimento-Portland Gaucho, as guarantors. (incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766))

3.1 Shareholders' Agreement of Aracruz Celulose S.A. dated January 22, 1988 among the Lorentzen Business Group, the Safra Business Group, Companhia Souza Cruz Industria e Comercio, BNDESPAR and Billerud Aktiebolag. (incorporated herein by reference to our annual report on Form F-20 for the year ended December 31, 2001).

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

4.18*First Supplemental Indenture dated as of June 27, 2002 to the Indenture dated as of June 27, 1997 among Voto-Votorantim Overseas Trading Operations N.V., as issuer, Votorantim Participacoes S.A., Votorantim Celulose e Papel S.A. and Cimento Rio Branco S.A., as guarantors, and JP Morgan Chase Bank, as trustee.

4.19*Credit Agreement, dated as of May 23, 2002 in the amount of U.S.$380 million, among Newark Financial Inc., VCP Exportadora e Participacoes S.A., Votorantim Celulose e Papel S.A., VCP Trading N.V., VCP North America Inc., certain lenders, ABN Amro Bank N.V. and The Bank of New York.

4.20*Credit Agreement, dated as of September 23, 2002 in the amount of U.S.$203 million, between St. Helen Holding III Ltd. and ABN Amro Bank N.V.

6.1 See Note 2(k) to our financial statements for information explaining how earnings per share information was calculated.

8.1 See Note 2(c) to our financial statements for information regarding our subsidiaries.

12.1 Certifications by the Chief Financial Officer and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certifications by the Chief Financial Officer and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

-----------
+ Portions of the exhibit have been omitted pursuant to a request for confidential treatment filed separately with the Commission.

* Previously filed as an exhibit to the Registrant's annual report for the year ended December 31, 2002 on Form 20-F dated June 30, 2003, and incorporated herein by reference.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.




                                     VOTORANTIM CELULOSE E PAPEL S.A.


                                     By: /s/ Valdir Roque
                                         ----------------------------------
                                         Name:   Valdir Roque
                                         Title:  Chief Financial Officer


                                     By: /s/ Raul Calfat
                                         ----------------------------------
                                         Name:   Raul Calfat
                                         Title:  Chief Executive Officer


Date: December 8, 2003