Form 20-F
period 2003-12-31
VOTORANTIM PULP & PAPER INC
filed 2004-06-30
CIK 1110649

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

--------------------
* Not for trading purposes but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

                              --------------------

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

                              --------------------

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                      None

                              --------------------

The number of outstanding shares of each class of stock of Votorantim Celulose e Papel S.A. as of December 31, 2003.

                      21,140,490,321   Shares of Common Stock
                      17,182,209,232   Shares of Preferred Stock

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

                                TABLE OF CONTENTS

                                                                            Page

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS................3

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE..............................3

ITEM 3.   KEY INFORMATION......................................................3

ITEM 4.   INFORMATION ON VCP..................................................14

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS........................42

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................64

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...................69

ITEM 8.   FINANCIAL INFORMATION...............................................71

ITEM 9.   THE OFFER AND LISTING...............................................76

ITEM 10.  ADDITIONAL INFORMATION..............................................80

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........90

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..............95

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.....................95

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
                  PROCEEDS....................................................95

ITEM 15.  CONTROLS AND PROCEDURES.............................................95

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT....................................95

ITEM 16B. CODE OF ETHICS......................................................95

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES..............................96

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS................................................97

ITEM 18.  FINANCIAL STATEMENTS................................................97

ITEM 19.  EXHIBITS............................................................97

                                  INTRODUCTION

         All references in this annual report to:

          o "VCP," "we," "our" and "us" are to Votorantim Celulose e Papel S.A. and its consolidated subsidiaries (unless the context otherwise requires);

          o "Votorantim group" are to the group of companies, including VCP, controlled by the Ermirio de Moraes family;

          o "BNDESPAR" are to BNDES Participacoes S.A. - BNDESPAR, a wholly owned subsidiary of BNDES, the Brazilian economic and social development bank owned by the Brazilian federal government;

          o "Votocel" are to Votocel Filmes Flexiveis Ltda., our immediate parent company, which is a company of the Votorantim group;

          o "Nova" are to Nova HPI Participacoes Ltda., a company of the Votorantim group;

          o "Cimento" are to Cimento Rio Branco S.A., a company of the Votorantim group;

          o "the Ermirio de Moraes family" are to the families of Antonio Ermirio de Moraes, Ermirio Pereira de Moraes and Maria Helena de Moraes Scripilliti;

          o the "Brazilian government" are to the federal government of the Federative Republic of Brazil;

          o "real," "reais" or "R$" are to Brazilian reais, the official currency of Brazil;

          o "U.S.$," "dollars" or "U.S. dollars" are to United States dollars;

          o "ton" are to one metric ton (1,000 kilograms). One kilogram equals approximately 2.2 pounds;

          o "ADSs" are to our American depositary shares, each representing 500 shares of our acoes preferenciais, or preferred shares;

          o "CVM" are to the Comissao de Valores Mobiliarios, the Brazilian securities commission;

          o "Brazilian GAAP" are to accounting practices adopted in Brazil, which are based on Brazilian corporate law (Law No. 6,404 of December 15, 1976, as amended by Law No. 10,303 of October 1, 2001, as amended), the rules and regulations of the CVM, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil, the Brazilian Institute of Independent Accountants, or IBRACON; and

          o    "Commission" are to the Securities and Exchange Commission.

         As used in this annual report, one hectare equals approximately 2.471 acres and one kilometer equals approximately 0.621 miles. References in this annual report to nominal production capacity or production capacity mean annual projected capacity for which the facility was designed, with the facility operating under optimal conditions, 24 hours a day, for 365 days a year and subject to reductions in rates of production for scheduled maintenance only. Actual production capacity will vary depending on operating conditions, the grades of pulp or paper produced and other factors.

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

          o changes in market prices, customer preferences, competitive conditions and general level of demand for our products;

          o our management's expectations and estimates concerning future financial performance, financing plans and the effects of competition;

          o    our level of debt;

          o anticipated trends in the pulp and paper industry, including changes in capacity and industry price movements;

          o    our capital expenditure plans;

          o    changes in currency exchange rates;

          o our ability to produce and deliver our products on a timely basis;

          o existing and future governmental regulation, including environmental laws, tariffs on pulp and paper imports and import tax policies in Brazil;

          o our ability to successfully undertake or complete expansion projects and to manage the engineering, construction and regulatory challenges and costs involved in such projects; and

          o other risk factors as set forth under "Item 3D--Key Information--Risk Factors."

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A. Selected Financial Data

         We maintain our books and records in reais, which are the basis for our statutory financial statements prepared as prescribed under Law No. 6,404/76, as amended, known as the Brazilian corporate law, and used to determine income taxes and mandatory minimum dividend calculations. The statutory financial statements (not included in this annual report) are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on the Brazilian corporate law, the rules and regulations of the CVM, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil, the Brazilian Institute of Independent Accountants, or IBRACON. We have also prepared consolidated balance sheets at December 31, 2003 and 2002 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the years ended December 31, 2003, 2002 and 2001, all stated in U.S. dollars in accordance with U.S. GAAP. Our U.S. GAAP financial statements are included in this annual report. The selected financial information at and for the years ended December 31, 2002 and 2003 are derived from our U.S. GAAP financial statements audited by PricewaterhouseCoopers Auditores Independentes, Sao Paulo, Brazil. The selected financial information at and for the years ended December 31, 2000 and 2001 are derived from our U.S. GAAP financial statements audited by Ernst & Young Auditores Independentes S.S., Sao Paulo, Brazil. The selected financial information at and for the year ended December 31, 1999 is derived from our U.S. GAAP financial statements.

         The following table presents a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements, including the notes thereto, included elsewhere in this annual report.

                                                                           For the Years Ended December 31,
                                                       ------------------------------------------------------------------------
                                                           2003           2002           2001           2000           1999
                                                       ------------   ------------   ------------   ------------   ------------
                                                                  (U.S. dollars in millions, unless otherwise indicated)
STATEMENT OF INCOME DATA
Net operating revenue:
Domestic sales .....................................   U.S.$    443    U.S.$   410    U.S.$   443    U.S.$   537    U.S.$   392
Export sales .......................................            373            199            211            237            196
                                                       ------------   ------------   ------------   ------------   ------------
Total net sales ....................................            816            609            654            774            588

Operating costs and expenses:
Cost of sales ......................................            421            329            344            371            322
Selling, marketing, general and administrative                  115             88             88             91             89
Other operating expenses (income), net .............             12             15              5             (2)             1
                                                       ------------   ------------   ------------   ------------   ------------
Total ..............................................            548            432            437            460            412
                                                       ------------   ------------   ------------   ------------   ------------

Operating profit ...................................            268            177            217            314            176
                                                       ------------   ------------   ------------   ------------   ------------
Non-operating income (expenses):
Financial income, net ..............................             (6)            14             32             29             13
Foreign exchange losses, net .......................            (14)           (11)            (8)           (14)           (69)
Gain on sale of affiliate ..........................             --             --             --             --             13
                                                       ------------   ------------   ------------   ------------   ------------
Total ..............................................            (20)             3             24             15            (43)
                                                       ------------   ------------   ------------   ------------   ------------
Income before income tax, equity in results of
     affiliates and cumulative effect of
     accounting change .............................            248            180            241            329            133
Income tax expense .................................            (23)            10            (59)           (80)           (35)
                                                       ------------   ------------   ------------   ------------   ------------
Income before equity in results of affiliates
     and cumulative effect of accounting
     change ........................................            225            190            182            249             98
Equity income (loss) of affiliates .................             19           (121)            --             --              1
                                                       ------------   ------------   ------------   ------------   ------------
Income before cumulative effect of accounting
     change ........................................            244             69            182            249             99

Cumulative effect of accounting change, net of
     tax ...........................................             --             --             10             --             --
                                                       ------------   ------------   ------------   ------------   ------------
Net income .........................................   U.S.$    244    U.S.$    69    U.S.$   192    U.S.$   249    U.S.$    99
                                                       ============   ============   ============   ============   ============
Net income applicable to preferred stock ...........   U.S.$    115    U.S.$    32    U.S.$    90    U.S.$   116    U.S.$    45
Net income applicable to common stock ..............            129             37            102            133             54
                                                       ------------   ------------   ------------   ------------   ------------
Net income .........................................   U.S.$    244    U.S.$    69    U.S.$   192    U.S.$   249    U.S.$    99
                                                       ============   ============   ============   ============   ============
Basic earnings per 500 shares (in U.S.
    dollars):(1)
Preferred ..........................................   U.S.$   3.35    U.S.$  0.96    U.S.$  2.65    U.S.$  3.45    U.S.$  1.41
Common .............................................           3.05           0.87           2.41           3.13           1.28
Basic earnings per 1,000 shares (in U.S.
    dollars):(1)
Preferred ..........................................           6.70           1.91           5.31           6.89           2.81
Common .............................................           6.09           1.74           4.83           6.27           2.56

Weighted average number of shares outstanding
    (in thousands):
Preferred ..........................................     17,101,933     17,021,387     16,946,809     16,867,058     15,973,367
Common .............................................     21,140,490     21,140,490     21,140,490     21,140,490     21,140,490

Dividends per 1,000 shares (in U.S. dollars):(2)
Preferred ..........................................   U.S.$   1.10    U.S.$  0.91    U.S.$  1.02   U.S.$   0.65    U.S.$  0.16
Common .............................................           1.00           0.83           0.93           0.59           0.15

                                                                           For the Years Ended December 31,
                                                       ------------------------------------------------------------------------
                                                           2003           2002           2001           2000           1999
                                                       ------------   ------------   ------------   ------------   ------------
                                                                             (U.S. dollars in millions)
BALANCE SHEET DATA
Cash and cash equivalents...........................   U.S.$    290    U.S.$    90    U.S.$   172    U.S.$   489    U.S.$   176
Held-to-maturity investments(3).....................            303            320            364             17            174
Property, plant and equipment, net..................          1,202            907          1,100            997          1,032
Investment in affiliates, including goodwill........            245            218            216             --             --
Total assets........................................          2,468          1,918          2,321          1,790          1,806
Short-term debt(4)..................................             48             66             69             74             82
Long-term debt, including current portion...........          1,098            973            973            455            601
Shareholders' equity................................          1,185            767          1,107          1,134          1,019

                                                       ------------------------------------------------------------------------
                                                                           For the Years Ended December 31,
                                                       ------------------------------------------------------------------------
                                                           2003           2002           2001           2000           1999
                                                       ------------   ------------   ------------   ------------   ------------
                                                                  (U.S. dollars in millions, except for percentages)
OTHER FINANCIAL DATA
Gross margin.......................................            48.4%          46.0%          47.4%           52.1%         45.2%
Operating margin...................................            32.8%          29.1%          33.2%           40.6%         29.9%
Capital expenditures(5)............................             165            317            309             125            84
Acquisition of interest in equity affiliate(6).....              --             --            370              --            --
Goodwill impairment in investee(7)  ...............              --            136             --              --            --
Depreciation and depletion.........................              72             51             52              63            63
Cash flow provided by (used in):
   Operating activities............................             238            185            234             381           205
   Investing activities............................             (97)          (260)        (1,002)            101           (45)
   Financing activities............................              39             36            525            (143)         (180)

                                                    ------------------------------------------------------------------------
                                                                        For the Years Ended December 31,
                                                    ------------------------------------------------------------------------
                                                        2003           2002           2001           2000           1999
                                                    ------------   ------------   ------------   ------------   ------------
OPERATIONAL DATA
Number of employees (at period end) ...........        3,702          3,848          3,767          3,658          3,682
Nominal production capacity (thousand metric
tons):
   Pulp .......................................        1,150            850            800            800            800
   Paper ......................................          655            655            655            655            635

Sales volumes (thousand metric tons):
Domestic market:
   Market pulp ................................           77             82             85            100             84
   Paper ......................................          400            439            437            424            369
     Printing and writing .....................          313            353            357            337            299
     Thermal and carbonless ...................           58             55             52             49             43
     Other specialty papers(8) ................           29             31             28             38             27

International market:
   Market pulp ................................          530            253            258            240            232
   Paper ......................................          168            132            133            105            137

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

(5) Represents cash expenditures for acquisition of property, plant and equipment, excluding the investment in Aracruz Celulose S.A.
(6) Includes the excess of the cost of investment in Aracruz Celulose S.A. of U.S.$155 million over the underlying fair value of net assets on the acquisition of a 12.35% interest in the total capital of Aracruz Celulose S.A. Consistent with Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets," this excess has not been amortized.
(7) Pursuant to Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock," we reduced the carrying value of our investment in Aracruz Celulose S.A. to quoted market value at December 31, 2002. This impairment provision of U.S.$136 million (gross of deferred income tax effects of U.S.$46 million) was charged directly to income ("Equity loss of investee").
(8) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.

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

         Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange band. Because the pressure did not ease, on January 15, 1999, the Central Bank allowed the real to float. Since January 1, 1999 and through December 31, 2000, the real depreciated by 38% against the U.S. dollar. In 2001 and 2002, the real depreciated by 16% and 34%, respectively, against the U.S. dollar. During 2003, the real appreciated by 22% against the U.S. dollar. As of June 24, 2004, the commercial market rate for purchasing U.S. dollars was R$3.1030 to U.S.$1.00. We cannot assure you that the real will not devalue or appreciate substantially in the near future. See "Item 5--Operating and Financial Review and Prospects--Overview--Brazilian Economic Environment."

         The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

                                                                  Exchange Rate of Reais per U.S.$1.00
                                                     -------------------------------------------------------------
         Year Ended December 31,                          Low             High         Average(1)     Period-end
         -----------------------------------------   -------------   -------------   -------------   -------------

         1999.....................................      1.2078          2.1647          1.8158          1.7890
         2000.....................................      1.7234          1.9847          1.8295          1.9554
         2001.....................................      1.9357          2.8007          2.3523          2.3204
         2002.....................................      2.2709          3.9552          2.9203          3.5333
         2003.....................................      2.8219          3.6623          3.0775          2.8892


                                                                                Exchange Rate of Reais per U.S.$1.00
                                                                                ------------------------------------
         Month Ended                                                                      Low             High
         -----------                                                                      ---             ----

         December 31, 2003......................................................        2.8883          2.9434
         January 31, 2004.......................................................        2.8548          2.9409
         February 28, 2004......................................................        2.8961          2.9878
         March 31, 2004.........................................................        2.8793          2.9410
         April 30, 2004.........................................................        2.9006          2.9522
         May 31, 2004...........................................................        2.9569          3.2051
         June (through June 24) 2004............................................        3.1030          3.0651

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

         The prices we are able to obtain for our products depend on prevailing world prices for market pulp and paper. World prices have historically been cyclical and subject to significant fluctuations over short periods of time depending on a number of factors, including:

         o    worldwide demand for pulp and paper products;

         o    worldwide production capacity and inventories;

         o    the strategies adopted by major pulp and paper producers; and

         o    the availability of substitutes for our products.

         All of these factors are beyond our control. After reaching a peak of approximately U.S.$700 per ton in the second half of 2000, market pulp prices began to fall in 2001 due primarily to a significant drop in demand and a slowdown of the U.S. economy. During the second half of 2001, market pulp prices declined to approximately U.S.$400 per ton. In the fourth quarter of 2001, market pulp prices began to increase as a result of the industry-wide decline in inventory. In the first quarter of 2002, pulp prices remained stable due to an increase in inventory to 1.9 million tons in North America and Scandinavia at the end of January. In the second quarter of 2002, due to increased demand and relatively lower inventory, pulp prices began to increase and reached U.S.$510 per ton in Europe, but, at the end of 2002, they decreased to an average price of U.S.$470 per ton. After stabilizing in the third quarter of 2002, prices fell in the fourth quarter of 2002 because seasonal factors resulted in higher inventories. In the first quarter of 2003, severe weather conditions reduced harvesting in the United States and resulted in reduced pulp production. This factor, along with strong demand in China, reduced inventories and caused prices in the first quarter of 2003 to climb to U.S.$570 per ton in the United States, U.S.$540 per ton in Europe and U.S.$510 per ton in Asia. Due to seasonal factors, in the beginning of the third quarter of 2003, prices declined again to U.S.$530 per ton in the United States, U.S.$490 per ton in Europe and U.S.$450 per ton in Asia. However, in September 2003, when consumption increased, prices rose by U.S.$20 per ton in Europe and Asia and in October 2003, prices increased by U.S.$20 per ton in the United States. In January 2004, due to a reduction in purchase volumes at the end of 2003, BEKP prices declined to U.S.$440 per ton in Asia, U.S.$490 in Europe and U.S.$525 in the United States. However, in the first quarter of 2004, demand for pulp increased, especially in Europe and Asia, which caused an increase in prices in all regions that quarter. In April 2004, market pulp price was U.S.$530 per ton in Asia, U.S.$565 in the United States and U.S.$550 in Europe. The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to global demand and production and fluctuations in pulp prices.

         It is possible that the market prices for pulp and paper will decline in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner.

         We face significant competition in some of our lines of business, which may adversely affect our market share and profitability.

         The pulp and paper industry is highly competitive. Competitive features within the industry include the following:

         o in the domestic paper market, we face competition from larger international companies that have greater ability to support strategic expenditures directed to increase market share; and

         o in the international pulp and paper markets, we compete with larger competitors that have greater financial strength and higher production capacities.

         Traditionally, imports of pulp and paper have not provided substantial competition for us in Brazil due to, among other factors, logistical costs and tariff rates on those products. If the Brazilian government decreases import tariffs, we may face a sudden increase in competition in the domestic market by foreign producers.

         In addition, most markets are served by several suppliers often from different countries. Many factors influence our competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals and labor. Some of our competitors have greater financial and marketing resources, larger customer bases and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. In addition, downward pressure on the prices of pulp and paper by our competitors may affect our profitability.

         Delays in the expansion of our facilities may affect our costs and results of operations.

         As part of our strategy to increase our international market share and improve our competitiveness through greater economies of scale, we may expand one or more of our production facilities. For example, we recently completed the expansion of our pulp production capacity at the Jacarei mill by 570,000 tons, which raised our total current annual installed pulp production capacity from 850,000 to 1.42 million tons per year. This project is fully operational since the end of 2003. The expansion of a production facility involves various risks. These risks include engineering, construction, regulatory and other significant challenges that may delay or prevent the successful operation of the project or significantly increase our costs. Our ability to complete successfully any expansion project on time is also subject to financing and other risks.

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

         We are subject to stringent environmental laws and regulations in Brazil governing air emissions, effluents discharges, solid wastes, odor and reforestation, and we require permits from governmental agencies for certain of our operations. Changes in these laws and regulations could adversely affect us. If we violate or fail to comply with these laws, regulations and permits, we could be fined or otherwise sanctioned by regulators or our permits could be revoked, and our ability to operate could be suspended or otherwise adversely affected. In addition, noncompliance with these laws, regulations and permits could result in criminal sanctions for us and for our employees. We could also be responsible for related environmental remediation costs, which could be substantial.

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

         In addition, environmental laws and regulations in certain countries may be more stringent than the ones we are subject to in Brazil, which may lead to such countries imposing trade related sanctions against Brazil or our industry. Furthermore, our inability to comply with more stringent foreign environmental laws and regulations may prevent us from seeking lower cost financing from foreign governmental related or multilateral development organizations, which may condition future financing on our compliance with more stringent environmental laws and regulations.

         Our insurance coverage may be insufficient to cover our losses, especially in cases of damage to our forests.

         Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our mills caused by fire, general third-party liability for accidents and operational risks and international and domestic transportation. However, we do not maintain insurance coverage against fire, disease and other risks to our forests. In each of the past three years, forest fires have resulted in damage to less than 0.13% of our total planted area. The occurrence of losses or other damages not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs.

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

         We rely on third parties for the technology that we use to make some of our value-added paper products. For example, Oji Paper of Japan has granted us the right to use its technology to manufacture and sell certain carbonless and thermal papers in Brazil and to sell these products in some other countries. Our agreement with Oji Paper is scheduled to expire on October 3, 2004. We are in the process of negotiating the renewal of this agreement and the amendment of certain terms, particularly with respect to thermal papers. Although we have no reason to believe that Oji Paper will not allow us to renew this agreement on commercially reasonable terms, Oji Paper is not obligated to do so. If a third-party licensor of technology that we use refused to continue licensing its technology to us, our results of operations could be adversely affected.

         Various other risks could have a material adverse effect on our financial results.

         Our operations are subject to various other risks affecting our forests and manufacturing processes, including fire, drought, disease, climate changes, strikes, post closings, shipping costs, electrical failures and factory explosions, which could have a material adverse effect on our financial results.

Risks Relating to Brazil

         Brazilian economic and political conditions and perceptions of these conditions in the international market have a direct impact on our business and the market price of our preferred shares and ADSs.

         Our operations are conducted in Brazil, and in 2003, we sold approximately 41% of our products in terms of volume to Brazilian customers. Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions in Brazil. Brazil's gross domestic product grew by 0.8% in 1999, 4.4% in 2000, 1.4% in 2001, 1.9% in 2002
and decreased 0.2% in 2003. We cannot assure you that gross domestic product will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil's growth rates and, consequently, the consumption of pulp and paper. As a result, these developments could impair our business strategies, financial condition or results of operations.

         In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government's actions to control inflation and effect other policies have included wage and price controls, currency devaluations, capital controls, and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

         o    currency fluctuations;

         o    inflation;

         o    price instability;

         o    energy policy;

         o    interest rates;

         o    tax policy; and

         o other political, diplomatic, social and economic developments in or affecting Brazil.

         At the end of 2002, Brazil elected a new president from the Workers' Party, Luis Inacio Lula da Silva, known as Lula. In the period leading up to and following President Lula's election, there was substantial uncertainty regarding the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets and a 34% devaluation of the real between April 2002 and February 2003. In 2003, the real appreciated 22% against the U.S. dollar. We cannot predict whether the new government will continue its current policies or will pursue different policies, whether these new policies, if implemented, will be effective, and how investors and the capital markets will react to them. Any substantial negative reaction to the policies of the Brazilian government could adversely affect our business, financial condition, results of operations or prospects and the market price of our preferred shares and ADSs.

         Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

         Brazil has, in the past, experienced extremely high rates of inflation. More recently, according to the Indice Geral de Precos-Disponibilidade Interna, or IGP-DI, a general price inflation index, the Brazilian general price inflation rates were 10%, 26% and 8% in 2001, 2002 and 2003, respectively. Inflation itself and certain governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy. Our cash costs and operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the currency. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase. See "Item 5--Operating and Financial Review and Prospects--Overview--Brazilian Economic Environment."

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

         Our production costs and operating expenses are substantially all in reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, any significant devaluation of the real may produce exchange losses on unhedged debt denominated in foreign currency.

         The real devalued against the U.S. dollar by 9% in 2000. During 2001, the real experienced a period of significant devaluation, due in part to the economic and political uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. In 2001, the depreciation of the real relative to the U.S. dollar totaled 16%. In 2002, the real depreciated 34% relative to the U.S. dollar, due in part to the continued economic and political uncertainties in emerging markets and the global economic slowdown. In 2003 the real appreciated 22% against the U.S. dollar.

         The Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. At the present time, it is not yet possible to predict whether the Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian government's exchange rate policies may have on us. We cannot assure you that the Brazilian government will not in the future impose a band within which the real/U.S. dollar exchange rate could fluctuate or set a fixed exchange rate, and what impact such an event might have on our financial condition or results of operations.

         Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. They generally curtail access to foreign financial markets and may require government intervention, including recessionary governmental policies. See "--Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets." Devaluations also reduce the U.S. dollar value of distributions and dividends on our ADSs and the market price of our preferred shares and ADSs.

         In addition, future political and economic uncertainty regarding the policies of the new administration elected in October 2002 may have an adverse effect on the Brazilian financial and capital markets, including the foreign exchange market. See "--Brazilian economic and political conditions and perceptions of these conditions in the international financial markets have a direct impact on our business and the market price of our preferred shares and ADSs."

         Developments in other emerging markets may adversely affect the market price of our preferred shares and ADSs.

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

         For example, in 2001, after a prolonged recession followed by political instability, the Argentine government announced that it would no longer continue to service its public debt. In order to address the deteriorating economic and social conditions, the Argentine government abandoned its decade-old fixed dollar-peso exchange rate, allowing the peso to float to market rate levels. In 2002, the Argentine peso experienced a 237% devaluation against the U.S. dollar. The situation in Argentina has negatively affected investors' perceptions of Brazilian securities.

         The political crisis in Venezuela may also influence investors' perception of risk in Brazil. If market conditions in Argentina and Venezuela continue to deteriorate, they may adversely affect our ability to borrow funds at a favorable interest rate or to raise equity capital when and if there is a need. Adverse developments in Argentina,

Venezuela or in other emerging market countries could lead to a reduction in both demand and the market price for our preferred shares and ADSs.

Risks Relating to Our Preferred Shares and ADSs

         Exchange controls and restrictions on remittances abroad may adversely affect holders of our ADSs.

         You may be adversely affected if the Brazilian government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of the real into foreign currencies. The government imposed remittance restrictions for approximately three months in 1989 and early 1990. These restrictions would hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure you that the government will not take similar measures in the future. Holders of our ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the preferred shares, including the preferred shares underlying the ADSs. In such a case, our ADSs depositary will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

         Exchanging ADSs for the underlying preferred shares may have unfavorable consequences.

         The Brazilian custodian for the preferred shares must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the ADS depositary's electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars or other foreign currencies outside Brazil upon the disposition of the preferred shares, or distributions relating to the preferred shares, and you will generally be subject to less favorable tax treatment on gains with respect to the preferred shares, unless you obtain your own electronic certificate of registration with the Central Bank, under Resolution No. 2,689 of January 26, 2000 of the National Monetary Council, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining an electronic certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the CVM. In order to complete this process, the investor will need to appoint at least one representative in Brazil with powers to perform certain actions relating to the foreign investment and will usually need to have a consultant or an attorney who has expertise in Central Bank and CVM regulations. These expenses or delays could adversely impact your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. If you decide to exchange your preferred shares back into ADSs once you have registered your investment in the preferred shares, you may deposit your preferred shares with the custodian and rely on the ADS depositary's electronic certificate of registration, subject to certain conditions. We cannot assure you that the ADS depositary's electronic certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from disposition could not be imposed in the future. See "Item 8--Financial Information--Dividend Policy and Dividends--Payment of dividends."

         The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.

         Investments in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investing in securities of issuers from more developed countries.

         The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. Accordingly, the ability of the holders to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so may be substantially limited. The Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately U.S.$210 billion as of April 30, 2004, and an average daily trading volume of approximately U.S.$254 million and U.S.$403 million in 2002 and 2003, respectively. In comparison, the New

York Stock Exchange had a market capitalization of U.S.$32.5 trillion as of March 31, 2004, and an average daily trading volume of approximately U.S.$38.5 billion and U.S.$48.2 billion for 2003 and 2004, respectively.

         There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 46% of the aggregate market capitalization of BOVESPA as of April 31, 2004. The top ten stocks in terms of trading volume accounted for approximately 57% and 53% of all shares traded on BOVESPA, on April 30, 2003 and 2004, respectively.

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

         Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the securities markets in the United States or certain other jurisdictions. For example, certain provisions of the U.S. Sarbanes-Oxley Act of 2002 that apply to U.S. companies do not apply to us. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well developed and enforced in Brazil than in the United States, potentially disadvantaging holders of our preferred shares and ADSs. When compared to Delaware general corporation law, the Brazilian corporate law and practice have less detailed and less well-established rules and judicial precedents relating to the review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties and sale-of-business transactions. In addition, shareholders must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders' derivative suits, and shareholders ordinarily do not have standing to bring a class action.

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

         Currently, our industrial facilities consist of two integrated pulp and paper mills, Jacarei and Luiz Antonio, and two facilities exclusively dedicated to paper production, Piracicaba and Mogi das Cruzes, all located in the state of Sao Paulo. At December 31, 2003, our installed capacity was 1,150,000 tons per year of pulp and 655,000 tons per year of coated, uncoated and specialty papers. Approximately 70% of our paper sales volume and 13% of our pulp sales volume are sold to the domestic market.

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

         In 1991, our annual capacity was 350,000 tons per year of pulp and 280,000 tons per year of paper. With the acquisition of Papel Simao, the Votorantim group added 220,000 tons of pulp and 250,000 tons of paper to the annual pulp and paper production capacity, respectively. Following the acquisition of Papel Simao, the Votorantim group's combined pulp and paper operations constituted the third largest in Brazil in terms of sales. We further increased our pulp production capacity by 230,000 tons in 1996 with the addition of a new pulp production line at the Jacarei mill. We also added a new coater in 1996 at the Piracicaba mill, which increased our annual production capacity of thermal and carbonless paper to 40,000 tons per year and further production optimizations in 2001 raised the production capacity by 50,000 tons of pulp per year. Our annual production capacity of coated paper increased to 175,000 tons per year with the addition of a new coater at the Jacarei mill in 1997 and the addition of a new on-line coater at the Piracicaba mill in 1998. As a result of these additions and other optimization projects, our paper production capacity reached 655,000 tons per year in 2002 and 2003 and we expect it to reach 685,000 tons per year in 2004.

         On December 29, 1999, we sold our 51% stake in Industria de Papel de Salto Ltda., or Salto, to Arjo Wiggins Participacoes e Comercio Ltda., a subsidiary of Arjo Wiggins S.A., a French company, for a cash payment of U.S.$23 million. Salto produced security, industrial and other specialty papers, including paper used for bank notes, checks, identification cards, vouchers and bibles. Under the terms of the sale agreement, we are obligated to indemnify Arjo Wiggins against certain losses in excess of amounts recorded. Our obligation, however, is limited to R$22 million (approximately U.S.$8 million at the exchange rate on December 31, 2003) until 2004. To date, we have not paid any amounts under this indemnification provision, and we believe any amounts paid will not be significant. We realized a gain of U.S.$13 million on this sale.

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

         On August 14, 2000, our board of directors approved the Jacarei expansion, which has expanded the pulp production capacity at our Jacarei mill by approximately 570,000 metric tons, raising our total current annual installed capacity from 850,000 in 2002 to 1.42 million metric tons per year in 2004. The Jacarei expansion project included reforestation projects, which were completed at the same time as the Jacarei expansion. At December 31, 2003, we had invested a total of U.S.$465 million in the Jacarei expansion, and we expect to invest approximately U.S.$30 million in 2004 in the Jacarei project. The government-owned development bank, Banco Nacional de Desenvolvimento Economico e Social--BNDES, or BNDES, disbursed R$117 million in 2003 to finance part of our investment in the Jacarei expansion. See "Item 4--Information on VCP--Property, Plant and Equipment--Expansions."

         On October 3, 2001, we purchased 28.0% of the voting shares (representing 12.35% of the total capital) of Aracruz Celulose S.A., or Aracruz, from the Mondi Group, for approximately U.S.$370 million. Aracruz is a

Brazilian pulp exporter whose ADSs trade on the New York Stock Exchange under the symbol "ARA." We acquired our interest in Aracruz in order to increase our exposure to the international pulp market, and we accounted for this investment under the equity method. We financed this acquisition with a bridge loan in the amount of U.S.$370 million in 2001, which was refinanced in May 2002 with a U.S.$380 million syndicated loan. See "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Debt." Our acquisition of 28% of Aracruz's voting shares was unconditionally approved by the Conselho Administrativo de Defesa Economica, known as CADE, the Brazilian antitrust regulator, on November 25, 2003. We reduced the book value of our investment in Aracruz to market price value at December 31, 2002. The impairment provision of U.S.$136 million (gross of deferred income tax effects of U.S.$46 million) was determined based on the market price of U.S.$18.56 for the Aracruz ADRs on December 31, 2002, and it was charged directly to income. On May 31, 2004, the market price for the Aracruz ADRs was U.S.$32.50.

         We do not expect to have significant operational involvement at Aracruz at this time. A subsidiary of ours became a party to the Aracruz shareholders' agreement, along with BNDESPAR, the Lorentzen Group and the Safra Group. Under the shareholders' agreement, our subsidiary is entitled to and has appointed three directors to the Aracruz board of directors, which currently consists of ten directors. The shareholders' agreement, which expires on May 11, 2008, provides that the maximum number of shares of voting stock of Aracruz to be held by any party to the shareholders' agreement may not exceed 28% of the total outstanding shares of voting stock of Aracruz. In addition, the shareholders' agreement requires that each person or entity who acquires shares of voting stock of Aracruz from any of the parties to the shareholders' agreement become a party to such agreement.

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

         In January 2002, we incorporated VCP Florestal, which assumed all of the assets and liabilities relating to our forestry operations. In March 2002, we incorporated VCP Overseas Holding KfT, or Overseas Holding, our wholly owned subsidiary incorporated in Hungary. In June 2002, we incorporated St. Helen Holding III, B.V., located in Curacao.

         In February 2003, Arapar S.A. and Lorentzen Empreendimentos S.A., collectively Grupo Lorentzen, on the one hand, and SODEPA, on the other hand, as shareholders of Aracruz, entered into an agreement pursuant to which each party agreed not to sell its shareholding in Aracruz without the consent of the other.

         As of December 31, 2003, we had a 50% stake in each of Voto-Votorantim I and Voto-Votorantim II. We also had three wholly owned subsidiaries, VCP Terminais Portuarios S.A., VCP Exportadora and VCP Florestal. In April 2001, we incorporated VCP Exportadora as a wholly owned subsidiary, and in the fall of 2001 we incorporated Newark, which was used to acquire our interest in Aracruz. In order to facilitate access to our international customers and to the international financial markets, we have also established two subsidiaries of Newark, VCP Trading and VCP North America, to manage our exports to clients in Europe and in North America, respectively.

Capital Expenditures

         Our capital expenditures totaled U.S.$165 million in 2003, U.S.$317 million in 2002 and U.S.$679 million in 2001 (including U.S.$370 million to acquire our 12.35% interest of the total capital of Aracruz). During 2001 and 2002, we invested principally in our capacity expansion projects at the Jacarei mill. In 2003, the amount of capital expenditures decreased as compared to the two prior years due to the finalization of the expansion projects at the Jacarei mill.

         Although currently we do not have specific capital expenditure plans for future expansion projects, we believe that our prior investments will allow us to continue to grow and continue to undertake our business plan.

         The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

                                                                    For the years ended December 31,
                                                                 ---------------------------------------
                                                                     2003         2002         2001
                                                                 ------------- ------------ ------------
                                                                          (in U.S.$ millions)
     Jacarei expansion...........................................  U.S.$ 33     U.S.$ 227    U.S.$ 206
     Forests (includes land purchase)............................        65            37           37
     Improvements/modernization..................................        23            19           24
     Acquisition of equity participation in Aracruz..............                      --          370
     Other (includes maintenance and information technology).....        44            34           42
          Total..................................................  U.S.$165     U.S.$ 317    U.S.$ 679

         As part of our capital investment program for 2004, we intend to invest U.S.$229 million for several projects, including the initial investment in two debottleneckings, one at the Luiz Antonio mill and another at the Jacarei mill. We believe that these two investments will require a total disbursement of U.S.$90 million, and we expect them to increase our total capacity by approximately 185,000 tons of pulp by the second half of 2005. We are also in the process of purchasing more land for forestry plants to reduce our dependence on raw materials from third parties. The following table shows the estimated breakdown of planned capital expenditures during 2004, which is expected to be financed by cash generated from operations and by existing cash:

                                                               U.S.$ in millions
                                                               -----------------
      Expansion projects.......................................    $     40
      Forests (includes land purchase).........................         110
      Improvements/modernization...............................          29
      Other (includes maintenance and information technology)..          50
                                                               -----------------
           Total...............................................    $    229
                                                               =================

         As part of our strategy to increase our international pulp market share and improve our competitiveness through greater economies of scale, we expanded our pulp production capacity at the Jacarei mill by approximately 570,000 tons, raising our total current annual installed capacity from 850,000 metric tons in 2002 to 1.42 million metric tons per year, for a total cost of approximately U.S.$495 million. Approximately U.S.$370 million was funded with internal cash flows and R$442 million was funded by lines of credit from BNDES. The project is fully operational since the end of 2003. The Jacarei expansion project included reforestation projects at the Jacarei mill, which were completed at the same time as the expansion project. In 2003, we invested U.S.$33 million in the Jacarei expansion. BNDES has disbursed R$442 million, which represents the total amount of its commitment in connection with the Jacarei expansion.


Business Overview

         We are one of the largest pulp and paper products companies in Brazil and the leading Brazilian producer of wood-free printing and writing papers and specialty papers in terms of net sales and total assets, according to Bracelpa. We produce eucalyptus pulp, which is a high-quality variety of hardwood pulp. In 2002 and in 2003, we sold approximately 40% and 52%, respectively, of our pulp production to third parties, and we use the remainder internally to manufacture a wide range of printing and writing paper products, including coated and uncoated printing and writing papers, thermal papers, carbonless papers and other specialty papers. Exports account for a significant portion of our revenues. In 2002 and 2003, we sold approximately 42% and 59%, respectively, of our pulp and paper tonnage outside of Brazil.

Operations

         Our total sales volume was 911,964 tons in 2001, 905,644 tons in 2002 and 1,175,003 tons in 2003. Our net revenues were U.S.$654 million in 2001, U.S.$609 million in 2002 and U.S.$816 million in 2003.

         In 2003, 41% of the volume and 54% of the revenues of our total sales came from the domestic market compared to 58% and 67%, respectively, in 2002 and 57% and 68%, respectively, in 2001. In the pulp market, the domestic market accounted for 13% of the sales volume and 12% of the revenues derived from pulp in 2003. In the paper market, the domestic market accounted for 70% of the sales volumes and for 76% of the revenues derived from paper in 2003.

         The table below sets forth the percentages of our net revenues in 2003 that correspond to the domestic and export markets and the breakdown by product of our net revenues:

                                                    Year ended December 31, 2003
                                                    ----------------------------
        Sales by market
             Domestic............................               54%
             Export..............................               46%

        Sales by product
             Market Pulp.........................               34%
             Paper...............................               66%

         In 2003, we produced 1,166,100 tons of eucalyptus pulp compared to 823,162 tons in 2002 and 807,761 tons in 2001. In 2003, we sold 606,900 tons of this production as market pulp to third-party producers and we used the remainder to manufacture paper products. Our production and related U.S. dollar-based exports of pulp also increased during 2003. We sold U.S.$143 million of market pulp in 2001, U.S.$129 million in 2002 and U.S.$275 million in 2003. The increase in our market pulp revenues from 2003 to 2002 was mainly due to the additional capacity of the new pulp line.

         In 2003, our sales volume of paper products decreased to 568,103 tons from 571,302 tons in 2002 due to a decrease in consumption in the domestic market. In 2002, our sales volume of paper products increased to 571,302 tons in 2002 from 569,398 tons in 2001. However, primarily due to the increase in paper prices in reais at the end of 2002, our revenues from paper products increased to U.S.$479 million in 2002 from U.S.$511 million in 2001 and from U.S.$567 million in 2000. Uncoated and coated printing and writing paper sales accounted for 73% of our total paper products revenues in 2003 and 75% of our total paper products revenues in 2002. The remainder of our revenues from paper products in 2003 and 2002 were made up of sales of thermal and carbonless paper, accounting for 19% and 18%, respectively, of paper sales, and sales of other specialty paper, each accounting for 7% of paper sales. Our printing and writing papers are used for a variety of business supplies, including notebooks, books, continuous forms, labels, brochures and magazines. Our estimated market share in Brazil in 2003 was 37% (40% in 2002) for coated papers and 20% (21% in 2002) for uncoated papers. We sold 35% of our total printing and writing paper sales volume outside of Brazil in 2003 (27% in 2002). Since 1995, our production and sales of higher-margin chemical papers has been increasing both in real terms and as a proportion of our total paper production and sales.

Our Ownership Structure

         We are part of the Votorantim group, one of the largest privately held Brazilian groups of companies. The Votorantim group was founded in 1918 by Senator Jose Ermirio de Moraes and is controlled by the Ermirio de Moraes family. The three core businesses of the Votorantim group are cement, aluminum and pulp and paper. The Votorantim group is also involved in other industries, including metallurgy, financial services, chemicals and agribusiness. In 2003, pulp and paper accounted for approximately 20% of the Votorantim group's net revenues as measured under Brazilian corporate law accounting principles.

         The following chart shows our ownership structure as of May 31, 2004:

        ----------------        ----------------        -----------------
        |   BNDESPAR   |        |  VOTORANTIM  |        | Public Float  |
        |              |        |    GROUP     |        |               |
        | 9% preferred |        |              |        | 91% preferred |
        |   0% voting  |        | 0% preferred |        |   0% voting   |
        |   4% total   |        | 100% voting  |        |   41% total   |
        |              |        |  55% total   |        |               |
        ----------------        ----------------        -----------------
                |                       |                       |
                |                       |                       |
                -------------------------------------------------
                                        |
                                        |
                           --------------------------
                           |                        |
                           |         VCP(1)         |
                           |                        |
                           --------------------------

   -------------------
   (1) Our immediate parent company is Votocel, which is directly controlled by Votorantim Participacoes S.A., or VPAR, and which in turn is ultimately controlled by Hejoassu Administracao Ltda., which is controlled by the Ermirio de Moraes family.

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

         o    increase operating efficiencies; and

         o expand our production capacity through both mill expansion and strategic acquisitions, alliances and joint ventures to meet increased demand in both the domestic and export markets.

         Expand our presence in the international pulp market

         We intend to take advantage of our competitive strengths to increase our market share in the international pulp market. In 2003, we sold approximately 87% of our market pulp tonnage outside of Brazil (an increase from 76% in 2002), compared to 2% in 1996 when we began exporting. The high forest yields due to climate and soil conditions in Brazil, the short harvest cycle, the high productivity and sustainability of our forest operations and our use of cloning methods are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market. Our investment in Aracruz and the Jacarei expansion reinforce our presence in the international pulp market.

         Maintain our leadership position in the growing regional market for coated, thermal and carbonless papers

         We are currently a market leader for coated, thermal and carbonless papers in Brazil with 37%, 89% and 76% market share, respectively. We are also one of the market leaders for uncoated printing and writing paper, with a 20% market share in Brazil. We expect domestic demand to grow significantly along with the expected growth in the economy of Brazil over the next few years. We are also increasing sales in our new line of coated cut-size papers launched in 2000, which allows for high quality and high-resolution printing and is targeted at small businesses and home offices. In order to consolidate our market position, we focus on long-term relationships with our customers by seeking to increase our understanding of our customers and their industries and to tailor our products to their specific needs.

         Continue to shift our paper sales mix toward higher margin products

         We believe that an improved product mix with more value-added products can increase operating margins even if average paper prices do not improve significantly. In addition, these products are subject to less cyclical price variations. Therefore, we seek to increase our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers; our sales of these papers increased to approximately 45% of our net paper sales in 2003, from approximately 33% in 1997. We are producing higher margin products to replace products that Brazilian consumers previously had to import, such as labels for beer and soft drinks.

         We have developed our production facilities for thermal and carbonless papers through a licensing arrangement with a leading producer in the area of chemical papers, Oji Paper, which allows us to benefit from Oji Paper's technology. We expect to continue to benefit from an increase in domestic demand, as well as to gain market share from imports of coated and specialty papers, which have become less competitive due principally to the continuous devaluation of the real from January 1999 through 2002. In 2003, we estimate that we lost approximately 3% of our coated paper domestic market share mainly to imports which became more competitive as the real appreciated against the U.S. dollar. We plan to take advantage of the opportunity to recover our market share when the real depreciates or stabilizes against the U.S. dollar. We also will continue to work closely with our customers to develop new products.

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

         The Jacarei expansion has increased the annual pulp production capacity at the Jacarei mill by approximately 570,000 tons. For a more complete description of the Jacarei expansion, see "Item 4--Information on VCP--Property, Plant and Equipment--Expansions."

         Between 1994 and 2003, the average annual rate of paper consumption in Brazil increased by 4.3% per year. In recent years, there has been a marked increase in paper consumption in Brazil. We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time. We increased our pulp production capacity through our expansion project at our Jacarei mill to a production capacity of 1.42 million tons annually. From 2001 to 2003, we disbursed U.S.$465 million in this project, which is currently fully operational. We also closely monitor developments in the Brazilian and global pulp and paper industry. We continue to pursue growth opportunities to create value for our shareholders through strategic acquisitions, alliances and joint ventures and we intend to participate in the continuing consolidation among pulp and paper producers, both domestically and internationally.

Our Products

         We produce a variety of pulp and paper products. We produce pulp both for sale (market pulp) and for use in our paper production. We sell hardwood bleached market pulp, both to the Brazilian domestic market and to the export market outside Brazil. We produce coated and uncoated printing and writing paper, carbonless, thermal and other specialty papers. Within the printing and writing paper category, we produce cut-size, folio-size, and rolled products. The following table sets forth the breakdown of our sales revenues for the periods indicated:

                                                      Years ended December 31,
                                                    ----------------------------
                                                      2001      2002      2003
                                                    --------  --------  --------
        Market Pulp.................................   22%       21%       34%
        Paper:
             Printing and writing...................   59%       60%       50%
             Thermal and carbonless.................   13%       14%       12%
             Other specialty papers.................    6%        5%        4%

Pulp

         Production

         The following table sets forth our total hardwood pulp production, total Brazilian hardwood pulp production, and our hardwood pulp production as a percentage of total Brazilian pulp production for the periods indicated:

                                                                    Years ended December 31,
                                                              ------------------------------------
                                                                 2001         2002         2003
                                                              ----------   ----------   ----------

        VCP's production (in tons)..........................     807,761      823,162    1,166,100
        Total Brazilian production (in tons)................   5,504,971    6,016,969    7,123,069
        VCP's production as percentage of total Brazilian
             production.....................................       14.7%        13.7%        16.4%

        ---------------
        Sources: Bracelpa and VCP. Changes in figures for 2001 and 2002 are due to report updates from Bracelpa.

         Sales

         In 2003, we sold 606,900 tons of bleached pulp as market pulp to third parties in the domestic market and outside of Brazil. We had a 15% share of the Brazilian domestic market for bleached hardwood pulp in 2003. In recent years, however, we have sought to increase our sales of market pulp outside of Brazil. In 2003, approximately 87% of our market pulp sales volume was to customers located outside of Brazil. The following table sets forth our net sales of pulp to the export market by geographic region for the periods indicated:

                                                    Year ended December 31,
                               ----------------------------------------------------------------
                                       2001                  2002                  2003
                               -------------------    -------------------   -------------------
                                Tons    % of Total     Tons   % of Total     Tons   % of Total
                               -------  ----------    -------  ----------   -------  ----------
        North America ......    98,590     38.3%      103,736    41.1%       85,566    16.1%
        Europe .............    97,263     37.8       108,520    42.9       238,978    45.1
        Asia ...............    61,655     23.9        40,323    15.9       205,065    38.7
        Africa .............        --      --             65     0.1           339     0.1
             Total Exports..   257,509    100.0%      252,644   100.0%      529,948   100.0%

         In 2003, Santher was our largest domestic customer of pulp (accounting for 65% of our pulp sales in the domestic market) and Georgia Pacific, APP China, M-Real and PKS were our largest customers of pulp outside of Brazil.

         Demand for our pulp has generally exceeded our production capacity even during cyclical downturns of the pulp industry, and, according to a study conducted in December 2003 by Hawkins Wright, an independent international consulting firm, the projected average demand growth in the world for bleached eucalyptus kraft pulp, or BEKP, is 5.5% per year from 2002 to 2007, while the total white pulp (including BEKP) projected average growth is 2.1% per year in the same period.

         We have long-term sales contracts with substantially all of our customers in the domestic and the export markets. These contracts generally provide for the sale of our market pulp at prices we announce each month. These prices may vary among the different geographic areas where our customers are located. Usually the price arrangements under our long-term contracts are consistent with prices for our other sales within the same region and follow the established list price of BEKP announced by major global pulp producers. The sales contracts provide for early termination in the event of a material breach, the insolvency of one of the parties or force majeure events of extended duration.

Paper

         Our paper products can be divided into three major categories:

         o    coated and uncoated printing and writing papers;

         o    carbonless and thermal papers; and

         o    other specialty papers.

         The production and sale of printing and writing papers is our major line of paper business, accounting for approximately 75% of our total net paper sales and 99% of our paper exports in 2003 and 75% of our total net paper sales and 97% of our paper exports in 2002. The following table provides a brief description of our principal paper products and lists the facilities where they are produced:

Product                                                 Description                           Facility
-------                                                 -----------                           --------
Coated printing and writing paper.....   Coated free sheet paper used for labels,             Jacarei
                                         self-adhesive, flexible packaging markets and        Piracicaba
                                         publishing sector (magazine, book and catalogue)
                                         inserts, brochures and other publications;
                                         pioneer line of coated cut-size paper for
                                         small/home office market designed for printing
                                         of high-resolution and high-quality images;
                                         coated paper to be used on labels for plastic
                                         PET soft drink packaging.

Uncoated printing and writing paper...   Uncoated free sheet paper in reels, sheets and       Luiz Antonio
                                         cut-size designed for maximum performance in         Jacarei
                                         photocopying machines and laser and inkjet
                                         printers, and alkaline offset paper.

Carbonless paper......................   Used to produce multi-copy forms for credit card     Piracicaba
                                         receipts, invoices and other applications in
                                         place of traditional carbon paper.

Thermal paper.........................   Traditionally used in fax machines; new              Piracicaba
                                         applications include supermarket receipts, bar
                                         code labels, toll tickets, water and gas bills
                                         and receipts for ATMs and credit card machines.

Other specialty papers................   Our specialty papers include art paper for           Mogi das
                                         catalogues, folders, letters, envelopes, etc.        Cruzes

------------------
Source:  VCP.

Production

         Production of paper is a multi-stage process, which begins with the production of its principal raw material, pulp, from wood. Throughout the production process from wood to paper, various pulp and paper products are produced that may be converted by us into value-added products or sold.

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

         The unbleached pulp is then sent through the oxygen delignification process and the chemical bleaching process. The cellulose fibers are screened, pressed and dried. The dried pulp is cut into sheets and baled, resulting in market pulp. In recent years, pulp customers, particularly in Europe, have preferred pulp that is bleached with little or no chlorine compounds due to environmental concerns relating to the bleaching process. All of the phases in the pulp production process that have reduced amounts of chlorine create effluents, which are sent to an effluent treatment station, where approximately 90% of the organic charge is removed.

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

         The following table sets forth our paper production, total Brazilian paper production, and our total paper production as a percentage of total Brazilian production for the periods indicated:

                                                                        Year ended December 31,
                                                                 ------------------------------------
                                                                    2001        2002          2003
                                                                 ----------   ---------    ----------

VCP's production (in tons)....................................     551,400      570,696      672,953
Total Brazilian production (in tons)..........................   7,437,767    7,773,913    7,811,137
VCP's production as percentage of total Brazilian production..        7.4%         7.3%         8.6%

--------------------
Sources: Bracelpa and VCP. Changes in figures for 2001 and 2002 are due to report updates from Bracelpa.

         Printing and Writing Paper. According to Bracelpa, in 2003, we were Brazil's third largest producer of uncoated wood-free printing and writing and cut-size paper, and we ranked first in coated paper production. During 2003, we produced 603,122 tons of printing and writing paper consisting of approximately 488,787 tons of uncoated and 114,335 tons of coated paper. Our coated paper is used for a variety of purposes, including labels, inserts, brochures and magazine covers. Uses for our uncoated paper include notebooks, books and continuous forms. We produce coated and uncoated paper in reels and sheets and in cut-size paper. We currently have estimated domestic market shares of 37% and 20% in the coated and uncoated printing and writing markets, respectively.

         The following table sets forth our printing and writing paper production, total Brazilian printing and writing paper production and our production as a percentage of Brazilian production of such products for the periods indicated:

                                                   Year ended December 31,
                                             -----------------------------------
                                               2001         2002         2003
                                             ---------    ---------    ---------

VCP's production (in tons).................    488,400      501,174      603,122
    Uncoated paper (in tons)...............    358,200      372,814      488,787
    Coated paper (in tons).................    130,200      128,360      114,335
Total Brazilian production (in tons).......  2,126,771    2,163,201    2,273,590
VCP's percentage of Brazilian production...      22.7%        23.1%        26.5%

------------------
Sources:  Bracelpa and VCP.

         Carbonless and Thermal Papers. In 2003, we manufactured 56,379 tons of carbonless and thermal paper at our Piracicaba production facility. We produce carbonless and thermal paper in reels and sheets for use as facsimile and medical paper as well as supermarket receipts, banking and commercial automation paper, bar code paper, toll tickets and commercial invoices.

         We began developing our thermal and carbonless paper products in 1982 through a technological agreement with Nashua Corp. Beginning in 1989, we have been developing these products through a series of technological agreements with Oji Paper, a market leader for carbonless and thermal papers. We entered into a technical assistance agreement with Oji Paper in 1994 pursuant to which Oji Paper provided assistance in the design, engineering and construction of the coater used in the manufacture of our carbonless and thermal paper at the Piracicaba mill.

         In addition, we entered into a technology transfer agreement with Oji Paper pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal and carbonless paper. The agreement also grants us an exclusive, non-assignable license to manufacture and sell certain carbonless and thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East. Oji Paper receives quarterly royalties based on net sales. The sum of the quarterly royalties in each of the years ended December 31, 2001, 2002, and 2003 was approximately U.S.$1.3 million in each year. The technology transfer agreement will expire in October 2004, and we have been in negotiations with Oji Paper to renew it. Although we have no reason to believe that Oji Paper will not agree to renew this agreement on commercially reasonable terms, Oji Paper is not obligated to do so.

         Other Specialty Papers. We are one of the largest producers of specialty papers in Latin America. In 2003, we produced 13,452 tons of other specialty papers from our Mogi das Cruzes facility, including art papers for catalogues, folders, letters and envelopes and finish foil for the furniture industry.

         The following table sets forth our carbonless, thermal and other specialty paper production, Brazilian carbonless, thermal and other specialty paper production as a total and our total production as a percentage of the total Brazilian production of such products for the periods indicated:

                                                                      Year ended December 31,
                                                                  -------------------------------
                                                                    2001       2002        2003
                                                                  --------   --------    --------

VCP's carbonless paper production (in tons)....................    40,281     43,398      43,593
VCP's thermal paper production (in tons).......................    11,139     12,214      12,786
VCP's other specialty paper production (in tons)...............    11,550     13,910      13,452
                                                                  -------    -------     -------
       Total (in tons).........................................    62,970     69,522      69,831
                                                                  =======    =======     =======
Brazilian production (in tons).................................   169,460    179,033        N.A.
VCP's production as percentage of total Brazilian production...     37.2%      38.8%        N.A.

------------------
Sources:  Bracelpa and VCP.


Sales

         We sell our paper products around the world. The following table sets forth our net sales of paper to the export market by geographic region for the periods indicated:

                                                2001                   2002                   2003
                                       ---------------------  ---------------------  ---------------------
                                         Tons     % of Total    Tons     % of Total    Tons     % of Total
                                       --------   ----------  --------   ----------  --------   ----------

North America.......................     49,802     37.6%       47,791      36.2%      56,088      (33.3)%
Latin America(1)....................     40,302     30.4        32,618      24.7       32,251       19.2
Europe..............................     34,599     26.1        34,674      26.3       47,469       28.2
Middle East/Asia/Africa/Other.......      7,801      5.9        16,760      12.8       32,404       19.3
                                        -------    -----       -------     -----      -------      -----
       Total Exports................    132,504    100.0%      131,843     100.0%     168,212      100.0%
                                        =======    =====       =======     =====      =======      =====

------------------
(1)  Excluding Brazil.


         The following table sets forth our domestic sales of specialty, carbonless and thermal paper, Brazilian specialty, carbonless and thermal paper sales, and our sales as a percentage of Brazilian sales for such products for the periods indicated:

                                                        Year ended December 31,
                                                        -----------------------
                                                        2001     2002     2003
                                                       -------  -------  -------
VCP's carbonless and thermal paper sales (in tons)...   52,446   55,335   57,961
VCP's other specialty paper sales(1) (in tons).......   28,388   30,673   28,905
                                                       -------  -------  -------
Total (in tons)......................................   80,834   86,008   86,866
                                                       =======  =======  =======
Brazilian Market (in tons)...........................  152,185  163,843     N.A.
VCP's percentage of Brazilian market.................    53.1%    52.5%     N.A.

------------------
(1) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.
Sources:  Bracelpa and VCP.


         Printing and writing paper represents the largest category of paper exports from Brazil. In 2002 and 2003, we exported 129,876 tons and 167,633 tons, respectively, of printing and writing paper, which primarily consisted of uncoated paper.

         The following table sets forth our exports and domestic sales of coated and uncoated papers for the periods indicated:

                                                    Year ended December 31,
                                             -----------------------------------
                                               2001         2002         2003
                                             ---------    ---------    ---------
VCP's exports (in tons)....................    131,749      129,876      167,663
Brazilian exports (in tons)................    623,671      623,436      765,015
VCP's percentage of Brazilian exports......      21.1%        20.8%        21.9%
VCP's domestic sales (in tons).............    356,059      353,451      313,024
Brazilian market (in tons).................  1,471,781    1,509,385    1,420,189
VCP's percentage of Brazilian market.......      24.4%        23.4%        22.0%

------------------
Sources:  Bracelpa and VCP.


         The customer base for our paper products is very diversified. None of our customers individually accounted for more than 10% of our domestic or international sales of paper products in 2003.

Raw Materials

         Wood

         Our pulp production is 100% based on bleached eucalyptus hardwood grown in sustainable forest plantations. We use modern technologies that enable us to obtain high product quality in producing ECF pulp and VCF pulp.

         We rely exclusively on eucalyptus trees to meet our pulpwood requirements. Eucalyptus trees in Brazil are among the fastest growing trees in the world. Climate and soil conditions in Brazil allow for eucalyptus tree harvest rotations of approximately seven years as compared to harvest rotations of approximately 10 to 12 years in Chile and up to 25 years in the United States. The optimal time to harvest our trees is approximately seven years from the time of planting.

         Energy and chemicals

         We use several sources to generate thermal and electrical energy for the pulp and paper production process, including biomass derived from wood debarking, chip screening rejects, fuel, oil and black liquor. By producing electricity internally, we realize substantial savings compared to purchasing power in the open market. In 2003, we generated approximately 60% of our energy requirements for the pulp and paper production process internally, of which 90% is from renewable fuels, such as biomass and black liquor, and 10% is from non-renewable fuels, such as fossil fuels (oil and gas). Recovery boilers recycle substantially all of the chemicals used in the pulp production process. We believe that our sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

         We purchase approximately 40% of our energy requirements from concessionaires, including CPFL--Companhia Paulista de Forca e Luz (for the Luiz Antonio and Piracicaba facilities), Bandeirante (for the Jacarei and Mogi das Cruzes facilities) and Eletropaulo (for our headquarters), as well as from fuel oil and natural gas suppliers. Approximately 45% of the voting shares of CPFL are indirectly owned by VBC, a joint venture that is 33% owned by VPAR, our indirect shareholder. We believe our low dependence on external supplies of energy represents a strategic business advantage. In addition, in 2001, the auxiliary boilers at the mills in Jacarei, Piracicaba and Mogi das Cruzes, which previously burned fuel oil, began to burn natural gas as well. We believe our secure sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

         The pulp production process traditionally involved the use of elementary chlorine. In recent years, demand for pulp that is bleached with little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water. This pulp in which no elementary chlorine is used in its bleaching is known as elementary chlorine-free pulp, or ECF. It uses chlorine dioxide instead. As a result, we only produce ECF pulp. Our bleaching sequences are based mostly on oxygen compounds, such as oxygen, ozone and hydrogen peroxide, which are more environmentally friendly. In addition, we have developed a bleaching process referred to as Votorantim chlorine-free, or VCF pulp, which utilizes a smaller amount of chlorine dioxide than the ECF process. In 2003, all of our pulp was produced without the use of elementary chlorine.

         At December 31, 2003, we had take-or-pay contracts with suppliers of chemical products for terms ranging from three to 14 years. The contractual obligations under those contracts are in an aggregate amount of U.S.$50 million per year.

         Water

         We require about 40 cubic meters of water per ton of pulp. Water cost was not a significant component of our total cost of raw material in 2003. We get our water from several rivers in the state of Sao Paulo, Brazil, including the Paraiba do Sul, Piracicaba and Mogi Guacu. We believe our water supplies are currently adequate and that, while the Jacarei expansion will increase our water needs, our water consumption per ton will be lower because of that facility's use of more modern technology.

         Beginning in 2003, the Brazilian government has imposed tariffs on the industrial use of river water. We believe that the imposition of such tariffs will not have a significant impact on our production costs. For the Paraiba do Sul river, which is located near the Jacarei mill, the levying of tariffs related to water consumption started in the beginning of 2003. The levying of tariffs for water consumption from other rivers that we use is likely to start in the next two years.

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

         In 1998, we obtained a concession from the state government of Sao Paulo to operate a terminal and a warehouse in Santos under a renewable ten-year operational lease agreement with CODESP, which is the government-owned corporation that owns and operates the port. This lease is non-cancellable during the initial period and, if not renewed, will expire in September 2007. The terminal has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs. Our yearly expense for this lease in each of 2001, 2002 and 2003 was approximately U.S.$0.1 million, and future annual lease payments under the CODESP lease will also be approximately U.S.$0.1 million per year. There is no contingent rent under the contract. In addition, in 2001, we rented another warehouse at the terminal in Santos in anticipation of future increases of our pulp exports as a result of the Jacarei expansion. This expanded our total warehouse area in Santos to 12,520 square meters from 9,550 square meters, and our total warehouse volume capacity in Santos increased to 38,000 tons from 28,000 tons.

         In December 2002, we signed a contract with MRS Logistica S.A., or MRS, a private railway concession, in order to invest in a private railway from the Jacarei plant to the port of Santos to transport wood to the Jacarei plant and to transport pulp to the port of Santos from the Jacarei plant. We expect that the private railway will help reduce transportation costs for the Jacarei plant. As part of our agreement with MRS, MRS was responsible for the reconstruction of the 27-kilometer railway, while we were responsible for the construction of the building of terminals inside the Jacarei plant and at the port of Santos and for the acquisition of new cars to be used for transportation. This investment was approximately U.S.$6 million. We were responsible for 50% of the costs incurred by MRS in relation to this investment, which has been completed. The agreement also requires the transportation of a minimum tonnage, equivalent to U.S.$3 million per year, over a ten-year period. In 2003, we shipped 400,000 tons through MRS and paid U.S.$2.1 million to MRS.

         In 2003, we hired logistic operators for inbound and outbound products for the plants in Jacarei and Luiz Antonio. These services were outsourced to TNT Logistics and Wilson & Sons operators.

         We are also developing multimodal wood shipment projects (which include transportation by train and trucks), which we named Door to Door, in a partnership with ALL - America Latina Logistica, or ALL, which was implemented in September 2003 to bring wood from Guaiba (Rio Grande do Sul) to Sao Paulo. We invested U.S.$0.3 million in this project to adapt railway wagons to load wood.

Marketing and distribution

         We sell our pulp and paper products in both the domestic and export markets. In 2002 and 2003, approximately 76% and 87%, respectively, of our sales volume of market pulp and 23% and 30%, respectively, of our sales volume of paper products were made outside of Brazil. Our internal sales staff consists of 72 employees operating throughout Brazil. In addition, 369 employees (including 92 independent sales agents) are assigned to KSR, which is our paper distribution division.

         Through KSR and our internal sales staff, we focus on developing close, long-term customer relationships by meeting the customer's specific requirements. We constantly seek to increase our understanding of our customers and their industries and to tailor our products to their specific needs. See "Item 5 - Operating and Financial Review and Prospects--Research and development, patents and licenses, etc." for a detailed description of our technology upgrades in the area of customer relationships.

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

         In 2002, we completed the implementation of a new management information technology system. This system uses an SAP database to monitor in real time our business performance in conjunction with certain external industry indicators. We believe that this system has enabled our management to identify financial risks and measure operational performance against our strategic objectives.

         In addition, we have created several online portals for the distribution of our products and we participate in the industry portal, Pakprint, together with Industrias Klabin de Celulose e Papel S.A., or Klabin, International Paper, Suzano/Bahia Sul and Ripasa, which allows customers to purchase our products and track their orders via an online marketplace.

         Pulp

         Our internal sales staff handles substantially all of our domestic market pulp sales. We sell pulp to other Brazilian paper producers, including Fabrica de Papel Santa Therezinha S.A. (a company specialized in production of tissue and special paper) and Arjo Wiggins Ltda. (the largest producer of security and fine papers). In addition, due to the expansion of the Jacarei facility, we are selling substantially more market pulp abroad. In order to distribute and market this additional market pulp, we operate our own terminal at the port of Santos, and we have contracted with local agents abroad to sell this market pulp in the international market. The delivery of pulp is done through proper equipment and logistics, providing high productivity in all stages of the process.

         In April 2001, we incorporated VCP Exportadora, a wholly owned subsidiary, which was formed to ensure that we are well positioned in the global market for the production of pulp and uncoated copying paper, and that we maintain our position as a leader for coated paper in our regional market. In addition to being an important component of our growth, VCP Exportadora and its subsidiaries play an important role in establishing direct relationships with our customers worldwide. We also expect to incorporate or use subsidiaries abroad that will provide better access to our international customers and their international financial markets and will act as vehicles for future acquisitions outside Brazil. Currently, our pulp and paper products are distributed overseas through VCP

Overseas; Newark Financial Inc., or Newark, a wholly owned subsidiary of VCP Exportadora; VCP North America and VCP Trading.

         Paper

         In 2003, approximately 70% of paper sales volume and 76% of our net revenues derived from paper came from the domestic market compared to 77% and 79%, respectively in 2002. We sell 12% of our paper products through KSR. Domestically, KSR's distribution network consists of 29 branches, which are strategically located with warehouses used for storage purposes, and a workforce composed of 100 independent sales agents. In 2003, KSR was the segment leader in paper distribution in Brazil, with a market share of approximately 18% (including only print and writing, "couche" and card set) of the distribution sales. Through KSR, we sell our paper products to approximately 18,000 customers, including small printers, stationery stores and industrial companies throughout Brazil, as well as the Brazilian government. KSR also sells the products of other paper companies in areas where they do not compete with us, in both the export and domestic markets. As a result, we are able to offer a wide range of complementary products, with prompt delivery. In 2003, through KSR we had net revenues of U.S.$76 million, representing 13% (U.S.$79 million and 19.2%, respectively, in 2002) of our total consolidated paper sales in the domestic market.

         Sales of our products to our domestic customers are for cash, credit or through a program called the vendor program. For purposes of this annual report, we have referred to our credit sales as the "non-vendor program."

         The vendor program is available to some of our domestic customers, and approximately 22% of our domestic sales in 2003 were made by this method. Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We, as the vendor, act as a guarantor under the arrangement with the bank so that the customer can take advantage of lower interest costs. The lower interest rate is a result of the bank typically looking to us, and not our individual customers, as the primary support for the credit risk. The vendor program is a means by which the bank essentially finances customers' purchases.

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

         Under the terms of our vendor program, the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 360 days. The terms of the vendor program depend on the customer's credit rating, which is based on our own internal credit review.

         We estimate that for 2001, 2002 and 2003, an average of approximately 2% of our total number of regular domestic customers (approximately 22%, 21% and 22%, respectively, of total domestic sales value) obtained our guarantee for their loans. At December 31, 2003, we had eleven customers under the vendor program with the average amount per customer based on our vendor program exposure at U.S.$5 million. Our vendor program exposure was U.S.$61 million at December 31, 2001, U.S.$39 million at December 31, 2002 and U.S.$51 million at December 31, 2003.

         In October 1999, as part of our credit risk policies, we introduced more stringent credit risk criteria for the selection of customers to which we sell through the "vendor program." The selection criteria were established based on an internal credit score ranking (general and financial credit risk evaluation criteria). Once we receive a sales order, we contact one of five banks with which we operate, and the bank arranges the terms and conditions of payment with the customer. Since the implementation of this policy, we have reduced the customers to which we extend the vendor program from approximately 200 customers to approximately 50 customers. This reduction was made due to the decline in bank charges and interest spreads (charged to customers by the banks) in Brazil and the resulting decrease in bank financing costs available directly to our customers.

         Historically, amounts of guarantees we have paid, net of amounts recovered from customers, have been negligible. In 2003, we recovered 100% of the amounts we paid under guarantees. In 2002 and 2003, we have not had any losses relating to the vendor program.

         We also extend credit to our customers through our own program (the non-vendor program). Customers with good credit are allowed to use either the vendor or the non-vendor program. In 2003, 22% of the total domestic sales were made through the vendor program. In addition, 78% of the total domestic sales in 2003 (79% in 2002) were made under cash sales or the non-vendor sales program. The quality of the vendor receivables and the non-vendor receivables was the same under both programs, and we bore the same risk with respect to both types of receivables.

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

         According to Hawkins Wright (an "Outlook for Market Pulp" published in March 2004), at December 31, 2003, world market pulp capacity was 48.0 million tons per year. During 2003, capacity increased by 1.6 million tons per year, or 3.9%, of which 1.4 million tons per year constituted bleached hardwood kraft pulp, mainly because of increases in production in Brazil (Aracruz and VCP) and Indonesia (APRIL).

         Based on 2003 net revenues of Brazilian pulp and/or paper producers, we were the third largest Brazilian producer, behind Klabin and Aracruz. In the domestic market, with respect to market pulp, we had the second largest Brazilian market share in terms of volume behind Lwarcel Celulose e Papel S.A. with 100,000 tons.

         According to Bracelpa, with respect to writing and printing paper, we were the third largest Brazilian producer in 2003 in terms of volume, producing more than Ripasa Papel e Celulose, but less than International Paper and Suzano/Bahia Sul. In addition, in 2003, we were the leader in Brazil in the production of certain specialty papers and carbonless and thermal paper. We had a leadership position in 2003 in coated paper in Brazil with a 37% market share followed by Suzano with a 24% market share. Our main competitors in carbonless and thermal paper are located outside of Brazil.

         On July 2, 2003, Aracruz announced the purchase of all shares of capital stock of Riocell S.A., or Riocell, from Klabin S.A. and Klabin do Parana Produtos Florestais Ltda. The Riocell mill is located in the state of Rio Grande do Sul. Riocell produces bleached eucalyptus kraft pulp.

         Aracruz and Stora Enzo announced that they would begin their Veracil joint venture in mid-2005. Bahia Sul announced that it would build a new 950,000 tons per year BEKP line, which would begin operations in 2007.

Environmental policies

         As part of our commitment to sustainable development, we plan to develop one of the largest forested areas in the state of Sao Paulo with approximately 179,000 hectares located near our industrial plants, of which approximately 37% has been preserved as native forest and/or set aside for environmental recovery. In partnership with various universities, we conduct research and monitor the fauna and flora of the region. In 2003, we planted approximately 21,000 hectares of eucalyptus as part of our reforestation efforts.

         In 2001, we implemented a new integrated policy for quality of the environment, health and safety, based on the following principles:

         o to fulfill the needs and expectations of investors, customers, suppliers, professionals, communities and other parties involved in our business;

         o to operate responsibly and in compliance with laws, regulations and corporate commitments;

         o to ensure the integrity, qualification and career development of our employees; and

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

         We have obtained an ISO 14001 (environmental) certification for the forestry area and for the industrial area of the Jacarei mill. We also expect to have all our integrated mills certified under the ISO 14000 standard in 2004.

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

         A renewable licensing system was introduced in Sao Paulo in December 2002, according to which previously issued licenses shall be renewed upon CETESB's convocation. Accordingly, licenses we obtained through December 2002 must be renewed within five years. The new licenses issued by CETESB under this system shall be valid for periods of up to six years for installation licenses and ten years for environmental licenses. The use of efficient environmental management systems and the practice of environmental auditing are taken into account by CETESB in granting longer validity terms for licenses.

         Our operations are subject to various environmental laws and regulations issued by these authorities, including those relating to air emissions, effluent discharges, solid waste disposal, odor and reforestation. During 2001, 2002 and 2003, our capital expenditures relating to environmental matters were approximately U.S.$43 million, U.S.$44 million and U.S.$20 million, respectively. Capital expenditures in 2001 and 2002 include expenses relating to the Jacarei expansion, and in 2003 capital expenditures were allocated to environmental projects and expenses. We cannot assure you, however, that the implementation of more stringent environmental regulations in the future will not require significant capital or other expenditures. For a description of certain legal matters relating to environment regulation, see "Item 8--Financial Information--Consolidated Statements and Other Financial Information--Legal Matters."

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

         In addition to criminal and administrative sanctions, pursuant to Brazilian environmental laws, the violator must also repair the damage that was caused to the environment and/or indemnify third parties, regardless of the existence of actual fault.

         We have received a number of administrative penalties, warnings and fines in the past five years for isolated violations of the maximum levels for emissions or effluents, including odors. None of these penalties has or is expected to result in payments exceeding U.S.$30,000 individually. On June 9, 2003, CETESB fined us R$30,000 (U.S.$10,460) as a result of odorous emissions from our Jacarei plant. We have already paid this fine.

Environmental indicators

         Our operating and production processes utilize natural resources and generate liquid effluents, residual wastes and air emissions which may adversely affect the environment.

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

         Each of our units uses a two-stage process to treat the effluents generated during the production process. During the first stage, solids such as fibers, clay and carbonates are removed from the effluents. During the second stage, these solids undergo a biological treatment in which suspended and dissolved materials are broken down through the action of microorganisms. Our industrial units are developing alternatives that seek to reduce the consumption of water and the generation of effluents by optimizing the production process and increasing the reuse and recirculation of water. In 2001, we completed construction of a new effluent treatment system at the Jacarei mill and completed an upgrade of the effluent treatment system at the Luiz Antonio facility. For a description of the imposition of tariffs on river water use, see "--Raw materials--Water" above.

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

         The remainder of solid waste is either sold to third parties for use in their production processes or disposed of in sanitary landfills. The small amount of hazardous waste generated at our facilities is collected, treated and disposed of in accordance with the requirements of Brazilian law.

         Atmospheric emissions

         As a byproduct of production, certain compounds and particulate emissions are released into the atmosphere. In order to control these emissions, the sources of these emissions are fitted with control equipment such as electrostatic precipitators, multi-cyclones and gas scrubbers, which minimize or remove certain particles and compounds from the emissions. In order to control odor emissions, our Jacarei and Luiz Antonio mills use an efficient system for collection and incineration of odoriferous, diluted and concentrated gases and are outfitted with an alternative gas scrubber removal system to be used when incineration is not possible. In addition, the auxiliary boilers, which previously burned fuel oil, were adapted to burn natural gas in 2001. The expansion of the Jacarei facility included similar equipment and processes to control emissions.

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

         Natural resources

         Since the 1990s, we have been harvesting eucalyptus through uniform micro-propagated seedlings from carefully selected trees. The characteristics of the seedlings we select are matched to different growing regions and our products. This method allows us to (1) greatly increase forestry productivity,
(2) comply with environmental regulations, and (3) contribute to carbon reduction in the atmosphere.

         Pursuant to the Brazilian Forestry Code (Law No. 4,771 of September 15,
1965), we set aside a portion of our forests for preservation, conservation and environmental recovery. These areas consist of either native forests or riparian buffer zones, or are maintained to satisfy specific ecological interests. We also invest in environmental studies, together with domestic and international universities, research centers and renowned consultants, in order to improve the environmental conditions of our plantations, and ensure that we protect the native fauna in the areas in which we operate. We created a program designed to protect and preserve the fauna of areas with distinctive environmental aspects. This program has been implemented at Fazenda Sao Sebastiao do Ribeirao Grande, a large private native forest in the Vale do Paraiba region, and at Varzea do Jenipapo in the Ribeirao Preto region.

Insurance

         We maintain insurance policies against a number of risks. Our mills and inventories are insured against damage caused by fires, lightning or explosion for up to approximately U.S.$225 million starting at December 1, 2003. However, we do not maintain insurance against fire, disease and other risks to our forests. We have taken steps to prevent fires from occurring at our forests, including the maintenance of fire observation towers, a fleet of fire engines and teams of fire-fighting personnel, which we believe are safe and cost-effective methods of fire prevention. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost-effective. We do not make provisions for risks of loss from fire and other casualties. We expense for the necessary amount when the damage is incurred. We have not suffered a material loss from either fire or disease in the forests that we harvest.

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

         Bleached pulp is used for a variety of purposes, including printing and writing papers, specialty papers and tissue. Unbleached pulp is brown in color and is used in the production of wrapping paper, corrugated containers and other paper and cardboard materials. Many companies, including us, have been using the ECF methods in their production of bleached pulp. ECF is a bleaching process that does not utilize elementary chlorine and chlorine chemical compounds, respectively. These two processes have been developed in part to eliminate any possible carcinogenic effects attributed to the dioxins that are produced during the bleaching process and released in the water.

         As a result of the variety of wood types and processes used to produce pulp, the pulp market has become increasingly specialized in terms of technical characteristics. Hardwood and, particularly, eucalyptus pulp, exhibit many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity, grade and printability. As a result of increasing specialization, many manufacturers developed their own customized mix of pulp inputs known as "furnish" for use in their paper manufacturing. In addition, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and rely upon a significant hardwood pulp component in their furnishings, the market for hardwood pulp has grown more rapidly than the market for softwood pulp.

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

         o packaging papers encompassing kraft paper, containerboard (corrugated paper and linerboard) and liquid packaging board;

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

         Despite the domestic and international economic crises, Brazilian pulp and paper companies increased their revenues in 2002 due to the increase in sales volumes (in Brazil and abroad) and in prices in the Brazilian domestic market. Although paper prices in the international market were low, the devaluation of the real in 2002 also had the effect of increasing revenues of Brazilian paper companies. In 2003, Brazilian paper companies increased their export volumes in order to offset low domestic demand without affecting domestic prices.

         Although it is possible that market prices for paper will further decline in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner, we have been minimizing these risks by shifting our focus towards higher value-added products and by achieving a better sales mix. We are also developing the flexibility to be able to allocate sales between domestic and export markets. We plan to continue to increase our productivity significantly and to further increase our productivity through the modernization of our industrial plants and through improvements in our product mix.

The Brazilian pulp and paper industry

         Brazil is predominantly a tropical country, with approximately 90% of its territory located north of the Tropic of Capricorn. As a result, in most regions of Brazil, the soil and climate are very favorable to forest growth. In Brazil, eucalyptus trees have short growing cycles of approximately seven years, compared to 10 to 12 years for eucalyptus trees in Chile and 25 years in the United States. The production of wood in Brazil, therefore, requires less time and a smaller growing area than in North America and Europe, which results in higher yields.

         Brazil's natural advantages in forestry make it one of the world's lowest-cost producers of pulp, and in the last 20 years Brazil has become an important pulp exporter. As one of the world's lowest-cost producers of pulp, Brazilian pulp producers are able to weather more favorably than other producers through periods of low pulp demand.

         Capitalizing on its advantages in pulp production, Brazil has developed a diversified paper industry with modern technology and a potential for growth in both the domestic and export markets. In recent years, there has been a marked increase in paper consumption in Brazil, which is an important indicator of the economic development of a country. Between 1994 and 2003, the average annual rate of paper consumption increased by 4.3% per year, reaching 6,750,000 tons in 2003. We believe that the growth potential for domestic consumption is great because per capita consumption is still low in comparison with developed countries. Per capita consumption of paper is estimated at 38.2 kilos per year, 3.3% lower than 39.5 kilos per year in 2002, according to Bracelpa.

         According to Paperloop, a news and information provider for the pulp, paper, converting forest products and allied industries, in 2002, Brazil was the eleventh largest paper producer and the sixth largest pulp producer in the world. Brazil was also the eleventh largest consumer of paper in 2002. Brazilian pulp and paper companies have made large investments over the last ten years in order to compete more effectively and on a larger scale with traditional pulp suppliers in the international market. In addition, technological development in the paper industry has been supported by the research efforts of major producers and by financing from BNDES.

         Consolidation in the Brazilian pulp and paper industry is currently under way. The table below shows the market participation of the five largest producers in terms of sales for the years indicated:

                                                    Year ended December 31,
                                     ----------------------------------------------------
                                       1999       2000       2001       2002       2003
                                     --------   --------   --------   --------   --------
                                                      (in thousands tons)
Brazilian pulp production (1)...      7,209.1    7,463.3    7,412.0    8,021.5    9,104.2
Brazilian paper production......      6,953.2    7,187.8    7,437.8    7,661.2    7,811.1
Total pulp and paper production.     14,162.3   14,651.1   14,743.8   15,672.7   16,915.3
Total five top producers........      7,086.0    8,099.9    9,125.0    9,810.7   10,547.0
% Top five......................         50.0%      55.3%      61.9%      62.6%      62.4%

------------------
(1) Pulp numbers represent pulp volume produced. Source: Bracelpa.

         Brazil produces both commodity grade paper, such as kraft linerboard, and more value-added paper products, such as thermal, carbonless and fiduciary paper. Brazil is self-sufficient in all types of paper, except newsprint, coated paper and certain specialty grades. The paper market is larger than the pulp market in terms of the numbers of producers, consumers and variety of products. Paper prices tend to be less volatile than prices for pulp.

Cyclical nature of world pulp prices

         World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand. From 1985 to mid-1989, market prices for bleached hardwood kraft pulp rose steadily. Beginning in 1989, the recession in North America, Europe and Japan, combined with the start-up of a number of new or expanded pulp facilities, contributed to depressed prices that continued through 1993. This decline in world pulp prices to the lowest levels in 20 years (on an inflation-adjusted basis) forced a number of pulp producers out of the market. However, international demand began to recover in late 1993, with a corresponding increase in prices.

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

         The key supply-side factor during the 1995 upturn was an abnormally low rate of capacity expansion, a consequence of the industry's poor performance during the 1989-1993 downcycle. This low rate of capacity expansion led to a rapid tightening of markets that, in turn, caused the prices to increase sharply.

         By the last quarter of 1995, however, the international paper market began to show signs of strain. Some of the reasons for this slackening were a slowdown in economic growth, particularly in the United States, more readily available supplies of certain grades of paper, due to improved mill productivity and the start-up of new machines, and a deceleration in end-user inventory building. By January 1996, pulp prices were falling and continued to fall through the first quarter of 1999. In the second quarter of 1999, international pulp prices began to rise and continued to rise throughout 2000. After reaching a peak of around U.S.$700 per ton in the second half of 2000, market pulp prices started to fall through the third quarter of 2001 primarily due to (1) inventory accumulation, (2) variations in the European Union unified currency, which raised the cost of pulp for the production of printing and writing papers and
(3) the scheduled production downtime by Canadian producers, followed by that of U.S. manufacturers to combat growing inventory and maintain price levels. At the beginning of 2001, Brazilian manufacturers, including us, slowed pulp production in response to the drop in demand and slowdown of the economy and to maintain a balance between supply and demand.

         During the second half of 2001, market pulp prices were around U.S.$400 per ton. In the fourth quarter of 2001, the market pulp prices began to increase as a result of the industry-wide decline in inventory as several producers scheduled production downtime in order to reduce growing inventory and maintain price levels.

         The average price for bleached eucalyptus kraft pulp, or BEKP, in 2002 was U.S.$458 per ton (CIF North Europe). Prices increased in the second quarter of 2002 and reached their highest level, U.S.$510 per ton, in the third quarter of 2002. The average price for BEKP in the fourth quarter of 2002 was U.S.$470 per ton. Pulp inventories also influenced prices with Norscan inventories totaling 1,339 thousand tons in June 2002, which was their lowest level since September 2000.

         In the beginning of 2003, prices started to increase primarily due to bad weather conditions in the southern part of the United States, which affected market pulp production, and to production curtailment in Asia caused by technical problems. The average price for BEKP for the year ended December 31, 2003 was U.S.$507 per ton.

         The following table sets forth the estimated cash production costs per ton of bleached hardwood kraft market pulp pre-sold in Northern Europe, Brazil and the United States for the third quarter of 2003, for producers in the regions indicated. Cash production costs are total production costs less depreciation and depletion and does not include any transportation costs. Amounts have been expressed on a per ton basis in U.S. dollars, with local currencies translated at prevailing exchange rates. Particular producers may have production costs significantly above or below regional averages.

                                                           Cash production costs
                                                           ---------------------
           Brazil.....................................          U.S.$ 150
           Indonesia..................................                179
           Sweden.....................................                322
           France.....................................                341
           Portugal...................................                342
           Spain......................................                349
           Eastern Canada.............................                315
           Finland....................................                336
           Southern U.S...............................                314
           ------------------
           Source:  Hawkins Wright.


C. Organizational Structure

         Our operations are conducted by Votorantim Celulose e Papel S.A. as the controlling and principal operating company. We are a member of the Votorantim group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services. In 2003, the consolidated net revenue of the Votorantim group was approximately U.S.$5.5 billion (U.S.$3.6 billion in 2002) under Brazilian GAAP, of which 20% (17% in 2002) represented pulp and paper activities. Net consolidated sales include the industrial units of the Votorantim group, as well as Votorantim Financas, which includes Banco Votorantim. Our immediate parent company is Votocel, which is directly controlled by VPAR, which in turn is controlled by Hejoassu. Hejoassu is controlled by the Ermirio de Moraes family. See "Item 4--Information on VCP--Business Overview--Our Ownership Structure."

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

         In January 2002, we incorporated VCP Florestal, which assumed all of the assets and liabilities relating to our forestry operations. On March 1, 2002, we incorporated VCP Overseas, our wholly owned subsidiary incorporated in Hungary. In June 2002, we incorporated St. Helen Holding III, B.V., located in Curacao.

         The chart below shows our structure as of December 31, 2003:

                                           =========================
                                           | Votorantim Celulose e |
                                           | Papel S/A             |
                                           =========================
                                                       |
       --------------------------------------------------------------------------------------------|
       |                      |  100%               |            | 20%                 | 100%      |
       |                      |                     |            |                     |           |
       |            ---------------------           |   ------------------   --------------------- |    --------------------------
       |            |                   |           |   |                |   |                   | | 50%|                        |
       | 100%       | VCP Florestal S/A |           |   |  Pakprint S/A  |   | VCP Term Port S/A | |----| voto Vot Ov Trad Op NV |
       |            |                   |           |   |                |   |                   | |    |                        |
       |            ---------------------           |   ------------------   --------------------- |    --------------------------
       |                                            |                                              |
--------------------     -------------------------- |                                              |    --------------------------
|                  | 100%|                        | |                                              | 50%|                        |
| VCP Exp. Partic. |-----|St. Helen Holding III BV| |                                              |----| Voto-Voto II           |
| S/A              |     |                        | | 3%                                                |                        |
--------------------     -------------------------- |                                                   --------------------------
       |                                            |
       |                              ------------------------           ------------------------
       |                         97%  |                      |      100% |                      |
       |------------------------------| Normus               |-----------| VCP Overs Hold KFT   |
       |                              | Empr.Partic.Ltda     |           |                      |
       |                              ------------------------           ------------------------
       |
       |                              ------------------------           ------------------------
       |                        100%  |                      |      100% |                      |
       |------------------------------| Newark Financial INC |-----------| VCP North America    |
       |                              |                      |  |        | INC                  |
       |                              ------------------------  |        ------------------------
       |                                                        |
       |      -----------------------                           |        ------------------------
       | 100% |                     |                           |   100% |                      |
       |------| VCP Exp Finance INC |                           |--------| VCP Trading NV       |
              |                     |                           |        |                      |
              -----------------------                           |        ------------------------
                                                                |
                                                                |        ------------------------
                                                                |  12.35%|                      |
                                                                |--------| Aracruz Celulose S/A |
                                                                         |                      |
                                                                         ------------------------


D.   Property, Plant and Equipment

         All of our production facilities are located in the state of Sao Paulo. We have forests in the State of Sao Paulo and a forest reserve in the State of Rio Grande do Sul which was acquired in the first quarter of 2004. The state of Sao Paulo accounts for more than 33% of Brazil's gross domestic product, and is home to most of the domestic consumers of pulp and paper products. In 2003, our forests (including purchased wood) were located an average of 317 kilometers from our pulp mills, and our facilities are located an average of 200 kilometers from Santos, which is the port facility that we use for most of our exporting activities. The relatively short distance between our forests, our plants and most of our domestic customers results in relatively low transportation costs.

         We own and operate two mills that produce both pulp and paper and two mills that produce only paper. As part of the Jacarei expansion, we purchased 11,000 hectares of land in 2003 for forestry. At December 31, 2003, our aggregate nominal pulp production capacity was 1,420,000 tons per year and our nominal paper production capacity was 655,000 tons per year. The following table sets forth the distance between our forests and our mills, the distance of these mills to the port of Santos, and the nominal capacity of each mill at December 31, 2003:

                                         Distance from                       Pulp/Paper
                                       forest (pulp) or   Distance from       capacity
Facility                 Pulp/Paper    pulp mill (paper)  port of Santos     (tons/year)        Major products
--------                 ----------    -----------------  --------------     -----------        --------------
Jacarei (1)...........  Pulp/Paper          339 km            150 km      1,050,000/175,000  Uncoated printing
                                                                                             and writing paper;
                                                                                             coated printing and
                                                                                             writing paper

Luiz Antonio..........  Pulp/Paper          275 km            380 km       370,000/330,000   Uncoated printing
                                                                                             and writing paper;
                                                                                             offset, copier,
                                                                                             laser printing and
                                                                                             inkjet paper

Piracicaba............  Paper               150 km            200 km           160,000       Thermal and
                                                                                             carbonless paper;
                                                                                             coated printing and
                                                                                             writing paper

Mogi das Cruzes.......  Paper                50 km            100 km           20,000        Label paper; finish
                                                                                             foil; soap wrapping
                                                                                             board; light
                                                                                             cardboard and other
                                                                                             specialty papers

------------------
Source:  VCP.
(1) Including the Jacarei expansion.

Eucalyptus forests

         We obtain a majority of our wood from approximately 179,000 hectares of land located in the state of Sao Paulo. We own approximately 67% of this land, with the remaining 33% leased from third parties, of which 61% are other companies of the Votorantim group. See "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions--Lease of Forest Land." While we have enough wood to satisfy our requirements, from time to time and when the terms are attractive, we purchase wood from unrelated third parties for use in our paper and pulp mills. In the year ended December 31, 2003, we consumed approximately 66% of our own wood and 34% of our wood from those third parties.

         At December 31, 2003, we owned or leased approximately 150 different tracts of forests for cultivation, making our wood supplies relatively dispersed. Our forests are located an average of 317 kilometers from our pulp mills. In order to reduce the average distance from our forests to our mills, we did not renew the leases of forests that were relatively far from our mills and, instead, have purchased forests that are closer to our mills. Brazilian law requires that at least 20% of the land we own either remains uncultivated or planted with indigenous species of vegetation. Of our own forests, approximately 55% consists of planted eucalyptus forest, approximately 33% is reserved for preservation and the remainder is used for other activities.

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

         In 2003, we planted approximately 21,000 hectares of eucalyptus as part of our reforestation efforts. We grew approximately 35 million seedlings at our nurseries, all of which were planted in our forests or supplied to the tree-farm project. New forests used to supply the Luiz Antonio mill typically yield between 40 and 45 cubic meters of pulpwood per hectare per year, while forests supplying the Jacarei mill generally yield between 45 and 50 cubic meters of pulpwood per hectare per year. One of the most important factors with respect to yield is the climate of the forests. We believe that the state of Sao Paulo provides an excellent climate for growing eucalyptus trees, with ample amounts of both sun and rain. Eucalyptus trees grow to an average height of approximately 76 feet in seven years, at which time they are harvested.

         To develop our eucalyptus forests, we select seedlings after strict testing, which are denominated as clones and enter into the production process. We operate three nurseries for seedling production. We use both seeds and seedlings cloned from rooted cuttings, a method also known as "vegetative propagation," to carry out the planting of our eucalyptus trees. In 2003, approximately 95% of our planting activities were conducted through vegetative propagation, with the remaining 5% conducted using seeds. Vegetative propagation results in trees with wood fibers that are extremely homogeneous and permits the propagation of trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and "self-pruning" trees with fewer branches. Greater tree standardization provided by cloning also allows for increased mechanization in tree felling and transportation, and makes it easier to adjust equipment and machinery to topographical conditions.

Expansions

         The recently completed expansion of our Jacarei plant, which cost approximately U.S.$495 million, has increased our annual pulp production capacity by approximately 570,000 tons, or 67%. Our total pulp production capacity increased from 850,000 tons per year in 2002 to 1.42 million tons per year in 2004. The Jacarei plant is currently fully operational. The new processes use the existing production to create ECF, improve environmental performance of the mill, and reduce water consumption per ton. The additional pulp production is being sold primarily outside of Brazil.

         As of December 31, 2003, we had invested U.S.$465 million in the Jacarei expansion, including approximately R$442 million that we borrowed from BNDES. We expect to spend approximately U.S.$90 million in debottlenecking projects, which are expected to further expand our annual pulp capacity by over 185,000 tons. Simultaneously, we have been investing in the acquisition of land and eucalyptus plantations in the state of Sao Paulo, in the region surrounding our plant, and in forest reserves in the south of the state of Rio Grande do Sul in order to decrease our dependence on raw materials from third parties.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         You should read the following discussion in conjunction with our audited consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under "Item 3A--Key Information--Selected Financial Data." This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in "Item 3D--Key Information--Risk Factors" and the matters set forth in this annual report generally.

Overview

         We produce pulp and paper products in Brazil, including wood-free printing and writing papers and specialty papers.

         Pulp. We produce bleached eucalyptus pulp, part of which we sell domestically and internationally and the remainder of which we use for our paper business.

         Paper. We produce paper for the domestic and international markets. As part of our strategy for paper products, we have continued to increase the proportion of our sales of value-added products, such as coated, thermal and carbonless and other specialty papers, and to increase our market share of these value-added paper products in the domestic market. The percentage of our net sales of these value-added products in relation to our total net sales for paper in the domestic market was 47% in of 2001 and 47% in 2002, and 45% for 2003. In 2002, we also increased our exports of uncoated papers, particularly cut-size paper, due to the favorable exchange rate. In 2003, we continued to increase exports of uncoated papers despite the appreciation of the real against the U.S. dollar because the weak domestic market conditions lowered domestic demand and shifted our sales to the export market. In 2002, we also increased production of coated paper to expand our domestic market share because the devaluation of the real has made imports less competitive. In 2003, we estimate that we lost approximately 3% of our coated paper domestic market share mainly to imports which became more competitive as the real appreciated against the U.S. dollar. Our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume were 23% in each of 2001 and 2002, and 30% for 2003. We have taken advantage of the opportunity to sell a greater volume of our paper at higher prices in the international market due to the devaluation of the real and weaker demand in Brazil from 2000 to 2003. While we lost market share to imports in the coated paper domestic market in 2003 as the real appreciated during that period, we intend to take advantage of the opportunity to recover our market share when the real depreciates or stabilizes against the U.S. dollar.

         We have sought to increase the proportion of our production of value-added paper products, which have higher margins, using various strategies:
(1) in the domestic market, we are focusing our efforts on the increase of the proportion of our product mix devoted to coated, chemical and specialty papers, targeting specific segments of the market; and (2) in the export market, we increased sales of uncoated papers, especially cut-size, which become more competitive in price when the real devalues. We have increased our total volume of pulp sales due to the completion of the Jacarei expansion. Since the new production line started up in December 2002, we have benefited from our ability to produce larger volumes of pulp at fixed costs that have not grown proportionally and from lower transportation costs relative to other producers. See "Item 4--Information on VCP--Business Overview--Our Business Strategy." We have also responded to the increased demand in the international market by increasing our U.S. dollar-denominated pulp exports.

         The following table shows a breakdown of our total exports in 2002 and in 2003 in terms of volume by geographic location:

                                 Year ended December 31, 2002                 Year ended December 31, 2003
                           ----------------------------------------    ----------------------------------------
                                   Pulp                  Paper                 Pulp                  Paper
                           ------------------    ------------------    ------------------    ------------------
                           Thousands    % of     Thousands    % of     Thousands    % of     Thousands    % of
                            of Tons     Total     of Tons     Total     of Tons     Total     of Tons     Total
                           ---------    -----    ---------    -----    ---------    -----    ---------    -----
North America.........        103.7      41%        47.8       36%        85.6       16%        56.1       33%
Latin America (1).....         --        --         32.7       25%        --         --         32.3       19%
Europe................        108.5      43%        34.7       26%       239.0       45%        47.5       28%
Asia and Africa.......         40.4      16%        16.7       13%       205.4       39%        32.4       19%

------------------
(1) Excluding Brazil.


Prices

         All references to prices relate to average prices determined by dividing the net sales by the corresponding tonnage.

         Pulp. Our pulp operations are affected by prevailing world market prices for pulp, the amount of pulp produced and sold worldwide, and the pulp requirements of our paper business. The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical and subject to significant fluctuations over relatively short periods of time. The price of pulp is quoted in the U.S. dollar. Domestic sales of pulp are denominated in reais; export sales generally reflect the international price of pulp, which is denominated in U.S. dollars. After reaching a peak in the middle of 1995, listed prices began to fall and continued to fall through the first quarter of 1999 due to a significant drop in demand for wood-free papers; however, pulp prices began to increase in the second quarter of 1999 and continued to increase until reaching a peak of around U.S.$700 per ton in the second half of 2000. In the third quarter of 2000, market pulp prices began to fall and continued to decline in 2001 due to a significant drop in demand and a slowdown of the U.S. economy. During the second half of 2001, market pulp prices were around U.S.$400 per ton. As prices declined, older pulp facilities in North America and Europe were decommissioned, which reduced world pulp supplies and inventory levels. In the fourth quarter of 2001, market pulp prices began to increase because industry-wide inventory declined resulting from the scheduling by several producers of production downtime in order to reduce growing inventory and maintain price levels. In the second quarter of 2002, pulp prices rose to a high of U.S.$480 per ton as the result of increased demand and relatively lower inventories. After stabilizing in the third quarter of 2002, prices fell in the fourth quarter of 2002 because seasonal factors resulted in higher inventories. In the first quarter of 2003, severe weather conditions reduced harvesting in the United States and resulted in reduced pulp production. This factor, along with strong demand in China, reduced inventories and caused prices in the first quarter of 2003 to climb to U.S.$570 per ton in the United States, U.S.$540 per ton in Europe and U.S.$510 per ton in Asia. Due to seasonal factors, in the beginning of the third quarter of 2003, prices declined again to U.S.$530 per ton in the United States, U.S.$490 per ton in Europe and U.S.$450 per ton in Asia. However, in September 2003, when consumption increased, prices rose by U.S.$20 per ton in Europe and Asia and in October 2003, prices increased by U.S.$20 per ton in the United States. At December 31, 2003, prices reached U.S.$507 per ton. In Asia, pulp prices rose from U.S.$440 to U.S.$500; in Europe, from U.S.$490 to U.S.$520; and from U.S.$525 to U.S.$545 in the United States during the first quarter in 2004.

         The average C&F (Cost and Freight) price per ton for our export sales of bleached eucalyptus market pulp was U.S.$579 in 2000, U.S.$382 in 2001, and U.S.$389 in 2002. In 2003, average C&F prices increased to U.S.$456 per ton.

         Paper. Our paper operations are affected primarily by demand for paper in Brazil and by Brazilian economic conditions and, to a lesser extent, international paper prices. Prices for printing and writing papers are generally linked to international prices. In the second half of 2002, the devaluation of the real and the resulting increase in export volumes, especially for cut-size paper, created a shortage of paper in the domestic market and average prices increased by approximately 35% in reais, which partially offset the significant devaluation of the real. In 2003, the real appreciated 22% against the U.S. dollar but domestic paper prices remained fairly stable, resulting in higher prices in U.S. dollars.

         In response to the cyclical nature of the paper market, we have increased our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers, which are less sensitive to cyclical price variations, and we have increased our export capacities to offset weaker demand in the domestic market.

Costs and operating expenses

         Our principal costs of production are incurred in reais and consist of raw materials (primarily wood and chemicals), labor and depreciation. Our business is capital intensive and a portion of our costs is fixed. We seek to maintain high capacity utilization rates to benefit from economies of scale and production efficiencies resulting from the operation of large, efficient production facilities and machines. As a percentage of net sales, selling and marketing expenses were 9% in 2001, 10% in 2002, and 10% in 2003. The slight increase resulted from the increase of export volumes with higher freight costs. We generally pay up to 10% of the FOB price to export and shipping agents, which varies by geographic region and responsibilities. General and administrative expenses as a percentage of net sales were 5% in each of 2001 and 2002, and 4% in 2003.

Financial income

         We derive financial income from several sources, including interest on cash and cash equivalents and held-to-maturity investments. Since January 1, 2001, we have derived financial income from accessing low-cost foreign-currency financing and investing the proceeds in higher-yielding Brazilian financial instruments. The unrealized gains from cross-currency interest-rate swap contracts are recorded at fair market value on our balance sheet as an asset and in our statement of income as "Foreign exchange gain (loss) and unrealized gain
(loss) on swaps, net." We enter into these arrangements to reduce our exposure resulting from a possible devaluation of the real in relation to the U.S. dollar because a high proportion of our debt is denominated in U.S. dollars and the majority of our cash is generated in reais. See "--Brazilian economic environment" and "--Liquidity and capital resources--Debt."

Financial expenses

         We incur financial expenses from several sources, including short-term debt and long-term debt. We principally seek long-term financing to fund our projects, which are generally of a long-term nature. Short-term debt is comprised of U.S. dollar-denominated working capital from commercial banks and short-term secured loans.

Long-term debt consists of both U.S. dollar- and real-denominated debt. We have consistently derived profits from arbitrage when we borrow funds in U.S. dollar-denominated liabilities and invest amounts in real-denominated assets despite the hedging costs involved, but we do not incur such debt in order to gain from that arbitrage. We provide no assurance that such favorable results will be earned in the future or that we will continue with these arbitrage transactions. See "--Liquidity and capital resources."

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

         o    impairment of investments and intangible assets;

         o    forest development costs and impairment tests;

         o    deferred taxes; and

         o    tax contingencies.

         Revenue recognition and accounts receivable

         We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and the associated risks pass to our customers.

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

         Under the vendor program, a separate note agreement exists between the bank and the customer, and the customer is considered to be the primary obligor under that note agreement. Under our guarantee contract with the bank, we are considered a secondary obligor of a specified percentage of the amount (in some cases up to the full amount) that the bank finances for the customer. Although the "receivables" are payable by our customers directly to the banks under the vendor financing program, we closely monitor the collection of these amounts and are advised by the bank once amounts have been settled. In the event of a default by a customer under the vendor-financing program with the banks, the bank will charge, pursuant to the guarantee, our checking account established with the bank in the amount of the default. Accordingly, during the period of the guarantee, we assess any contingent liabilities that may arise from the guarantee.

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

         Allowance for doubtful accounts

         The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses; no adjustment is made to net sales revenue. Our accounting policy for establishing the allowance for doubtful accounts reserve is summarized as follows:

         o all overdue invoices over R$100,000 (equivalent to U.S.$34,612 at the December 31, 2003 exchange rate) are individually analyzed by our accounting department, in connection with the legal, collection and credit departments, in order to measure the amount of the probable expected losses, and, consequently, to determine the allowance for doubtful accounts to be recorded; and

         o overdue invoices of less than R$100,000 are reviewed by our collection and credit department in order to identify probable losses to be recorded based on our knowledge of the customer's credit history and current situation.

         Impairment of investments and intangible assets

         We acquired 28.0% of the voting capital and 12.3% of the total capital of Aracruz on October 3, 2001, for U.S.$370 million, generating goodwill on our portion of the underlying fair value of the net assets of U.S.$155 million. Financial Accounting Standards Board Statement, or SFAS No. 142, "Goodwill and Other Intangible Assets," was applied in connection with our acquisition, and no amortization of the goodwill generated as a result of this acquisition has been recorded.

         Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock," requires us to determine if, among other factors, a decrease in market value is other than a temporary impairment. As the quoted market price of the investee's publicly traded stock during 2002 was consistently quoted below book value, an impairment provision was recorded in 2002 based on the market price of U.S.$18.56 for the Aracruz ADRs on December 31, 2002. The impairment charge of U.S.$136 million (gross of deferred income tax effects of U.S.$46 million) was taken directly as a charge to income ("Equity loss of investee"). The deferred tax effect of U.S.$34 million is included in "Deferred income tax benefit." At May 31, 2004, the price of the Aracruz ADR was U.S.$32.50.

         Forest development costs

         Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and similar ongoing development costs are capitalized as incurred. Until December 31, 2000, forests were normally harvested three times over a 21-year period, and we amortized 60% of accumulated costs at the time of the first harvest, 26% of accumulated costs through the second harvest plus 65% of costs incurred since the first harvest, and the remaining costs at the time of the third harvest. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning on January 1, 2001, we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest. Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a straight-line basis over five years.

         Deferred taxes

         We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate. Due to our enrollment in the REFIS program (Programa de Recuperacao Fiscal), a Brazilian tax recovery program, we may elect annually for each year from 2001 to 2004 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pre-tax income. Since 2001, we have elected to calculate and pay our income taxes based on the provisions of REFIS. Until such time as we elect to return to determining our income taxes based on taxable income derived from operations, the deferred tax assets which arise from tax losses and temporary differences will not be realized.

         Tax contingencies

         We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes that we do not believe are due. When tax obligations are clearly established by current legislation, even though we are contesting the tax and may not have settled amounts allegedly due, we fully provide for the obligation and related charges. As discussed in note 14 to our audited consolidated financial statements at and for the year ended December 31, 2003, in the case of tax assessments or other contingent liabilities, we have accrued our estimate of the costs for the resolution of these claims when we consider loss of our claim to be probable. The tax contingencies and obligations which are being disputed relate primarily to value-added sales and excise taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions. These estimates have been developed in consultation with outside legal counsel handling our defense in these matters and were based upon an analysis of potential results.

Brazilian economic environment

         Our results of operations and financial condition, as reported in our financial statements, have been affected by the rate of Brazilian inflation and the rate of devaluation of the Brazilian currency against the U.S. dollar.

         Effects of inflation and impact of real plan. Since the introduction of the real as the Brazilian currency in July 1994, inflation was controlled until January 1999, when it increased due to the devaluation of the real. During periods of high inflation, such as those prior to the introduction of the real (when inflation rates reached approximately 80% a month in March 1990), real wages in Brazilian currency tended to fall because salaries typically did not increase at the same rate as inflation. The effect was a progressive decline in purchasing power of wage earners. The reduction and stabilization of inflation following the implementation of the real plan resulted in increased spending on consumer goods (including paper), higher real income growth, increased consumer confidence and the increased availability of credit. It also resulted in relatively higher labor costs.

         The table below shows the Brazilian general price inflation (according to the IGP-DI), devaluation of the real against the U.S. dollar and the period-end exchange rate and average exchange rates for the periods shown:

                                                                      Year ended December 31,
                                                           ---------------------------------------------
                                                            1999      2000      2001     2002      2003
                                                           ------    ------    ------   ------    ------
Inflation (IGP-DI).....................................      20%      10%       10%       26%       8%
Devaluation (appreciation) of the real vs. U.S. dollar.      32%       9%       16%       34%     (22)%
Year/period-end exchange rate--U.S.$1.00(1).............   R$1.79    R$1.96    R$2.32   R$3.53    R$2.89
Average (daily-weighted) exchange rate(1) U.S.$1.00....    R$1.81    R$1.83    R$2.35   R$2.92    R$3.08

------------------
(1) The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.

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

         Based on transactions and balances as at and for the year ended December 31, 2003, various indicators are as follows: 39% (11% at and for the year ended December 31, 2002) of our cash and held-to-maturity investments balances were in reais; generally, our sales prices do not react immediately to a change in exchange rates; approximately 54% (67% at and for the year ended December 31, 2002) of our sales were determined in reais; and, as discussed under "Item 11--Qualitative and quantitative disclosure about market risk," approximately 90% (90% at and for the year ended December 31, 2002) of our cost of sales and approximately 70% (70% at and for the year ended December 31, 2002) of our operating expenses were incurred in reais.

         Although we present our financial statements in U.S. dollars, our functional currency is the real. Beginning in 1998, we changed our functional currency to the real because, in accordance with SFAS No. 52, a company operating in an environment that is not highly inflationary is obligated to use the currency of its operating environment as its functional currency. Since we adopted the real as our functional currency in 1998, the devaluation has had the following additional effects on our results of operations:

         o the translation effects of our U.S. dollar transactions (cash, cash equivalents, held-to-maturity investments, loans and the unrealized gains and losses from cross-currency interest rate swap contracts, among others) are recorded in our statements of income. In our 2001 statement of income, we recorded a U.S.$8 million net foreign exchange loss. In 2002, we recorded a U.S.$11 million net foreign exchange loss. In 2003, we recorded a net foreign exchange loss of U.S.$14 million.

         o our non-monetary assets, primarily inventories and property, plant and equipment, are translated to U.S. dollars at the period-end exchange rates. Any depreciation of the real against the U.S. dollar will be reflected as a charge directly to shareholders' equity, including the decrease in book value of property, plant and equipment in reais when translated to U.S. dollars. These currency translation effects are beyond our management's control. Accordingly, in our statement of changes in shareholders' equity for 2001, we recorded a U.S.$179 million charge directly to shareholders' equity, without affecting net income, to reflect the devaluation of the real against the U.S. dollar of approximately 16%. In 2002, we recorded this effect in the amount of U.S.$412 million to reflect the 34% devaluation of the real against the U.S. dollar. In 2003, we recorded a translation gain of U.S.$206 million to reflect the 22% appreciation of the real against the U.S. dollar.

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

         The devaluation of the real in 2001 and 2002 had the following effects, among others, on our financial condition and results of operations when expressed in reais:

         o The 16% devaluation of the real during 2001 increased the sales proceeds of our export products, when measured in reais. However, our cash flow from operating activities when expressed in U.S.

              dollars decreased to U.S.$234 million as, among other reasons, 68% of our sales in that year were to the domestic market.

         o The 34% devaluation of the real during 2002 increased the sales proceeds of our export products, when measured in reais. However, our cash flow from operating activities when expressed in U.S. dollars decreased to U.S.$185 million as, among other reasons, 67% of our sales in that year were to the domestic market.

         o Our exports, which represented 32% of our total net revenues in 2001 and 33% in 2002, have enjoyed higher margins following the devaluation of the real, because exports are U.S. dollar-denominated while most of our costs are in reais, which has increased our ability to adopt an aggressive competitive strategy in the international markets, given our higher production capacity.

         o Because the price of pulp in Brazil traditionally has followed the international price of pulp in U.S. dollars, the price in reais increases for sales to the domestic market when the real devalues against the U.S. dollar, generating additional revenues. This additional revenue in reais reflects additional revenue when reported in U.S. dollars.

         o Increases in prices of supplied products and services did not have a significant impact on our costs and operating expenses during 2001 and 2002. Because our costs and operating expenses are generally in reais, the devaluation had the effect of decreasing these costs when reported in U.S. dollars.

         The appreciation of the real in 2003 caused our production costs to increase when expressed in U.S. dollars. However, although the exchange rate at December 31, 2003 reflected an appreciation of the real against the U.S. dollar when compared to December 31, 2002, the average exchange rate for 2003 when compared to 2002 presented a devaluation of the real against the U.S. dollar. This had a positive impact on our export margins as most of our operating costs are denominated in reais.

         The devaluation of the real impacts the amount of dividends or interest on equity available for distribution to our shareholders when measured in U.S. dollars. Amounts of dividends or interest on equity reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses, which are included in the results of operations determined under Brazilian GAAP and which affect the amount of unappropriated earnings available for distribution. For example, in 2003, on a consolidated basis, we and our subsidiaries recorded under Brazilian GAAP foreign exchange and monetary losses (including gains from foreign currency swaps) of R$16 million (equivalent to U.S.$6 million) compared to gains of R$15 million in 2002 (equivalent to U.S.$3 million) and losses of R$12 million in 2001 (equivalent to U.S.$5 million). On December 3, 2003 we changed our dividend policy. For further information on the new policy, see "--Dividend Policy."

         We have entered into financial instruments to mitigate the effects of foreign exchange variations on our U.S. dollar-denominated debt. We believe entering into these financial instruments partially protected our net assets from the significant devaluations of the real in 1999 and 2002. We entered into cross-currency interest rate swap contracts to offset losses generated by our U.S. dollar denominated loans. These contracts have protected us from the significant losses that would otherwise have been charged to income at the time of the devaluation. Although our debt totaled U.S.$1,042.4 million at December 31, 2002 (94% of which was U.S. dollar-denominated), we recorded a net foreign exchange loss of U.S.$11 million in 2002 (1%) while the real devalued by 34%. In 2003, we recorded a net foreign exchange loss of U.S.$14 million, which mainly resulted from exchange rate transactions. See "--Liquidity and Capital Resources--Capital Expenditures."

         Effects of International Crises on the Brazilian Economy. International crises have adversely impacted the Brazilian economy from time to time. For example, the 1997 Asian crisis and the 1998 Russian crisis contributed to the need for the Central Bank to devalue the real in the beginning of 1999. In 2000, Brazilian financial markets were negatively affected by volatility on the U.S. Nasdaq markets and the decline in value in the technology sector. In 2001, the Brazilian economy was negatively affected by the country's energy crisis, the Argentine political and economic crisis and the terrorist attacks in the United States on September 11, 2001. In 2002, the Brazilian economy was negatively affected by uncertainties caused by the country's elections, the political and economic uncertainties in other emerging markets and the threat of war in Iraq. In 2003, due to the macroeconomic situation and political and economic measures of the new Brazilian government, the financial market has been more confident in Brazil's economic performance, reflected by a considerable decline in Brazil's sovereign risk and the appreciation of real against the U.S. dollar.

A. Operating Results

Recent Developments

         On April 14, 2004, we announced our unaudited financial results for the first quarter of 2004. International pulp comsumption was greater than expected, which caused an increase in prices worldwide, whereas pulp and paper sales in the domestic market were lower than expected. Export volumes increased 70% when compared to the first quarter of 2003, offset by an 8% decrease in the domestic sales.

         Net revenue and sales increased 37% when compared to the same period in 2003, due to a 70% increase in export, partially offset by an 8% decline in sales in the domestic market. The percentage of revenues from the paper business decreased to 59% of total sales, and the revenues form the pulp business increased to 41%, compared to 68% and 32%, respectively, in the first quarter of 2003, due to the higher output from the new pulp line.

         Net income was U.S.$80 million in the first quarter of 2004, compared to U.S.$59 million in the same period in 2003.

         Capital expenditures were U.S.$41 million in the first quarter of 2004, of which U.S.$28 million was invested in forestry (land acquisition, planting and forest maintenance), compared to U.S.$41 million in the same period in 2003, of which U.S.$15 million was invested in forestry (land acquisition, planting and forest maintenance) and U.S.$22 million was invested in the optimization and expansion of the Jacarei plant.

Results of operations

         The following table sets forth certain items derived from our statements of income for the periods indicated:

                                                  Year ended December 31,
                                             --------------------------------
                                               2001        2002        2003
                                             --------    --------    --------
                                                    (U.S.$ in millions)
Net sales.................................   U.S.$654    U.S.$609    U.S.$816
Cost of sales.............................       (344)       (329)       (421)
                                             --------    --------    --------
     Gross profit.........................        310         280         395
Selling and marketing expenses............        (56)        (58)        (82)
General and administrative expenses.......        (32)        (30)        (33)
Other operating (expense) income, net.....         (5)        (15)        (12)
                                             --------    --------    --------
     Operating profit.....................   U.S.$217    U.S.$177    U.S.$268
                                             ========    ========    ========

         The following table sets forth certain items derived from our statements of income as a percentage of net sales for the years indicated (certain totals may not add due to rounding):

                                                        Year ended December 31,
                                                      --------------------------
                                                       2001      2002      2003
                                                      ------    ------    ------
Net sales...........................................    100%      100%     100%
Cost of sales.......................................    (53)      (54)     (52)
                                                      ------    ------    ------
     Gross margin...................................     47        46       48
Selling and marketing expenses......................     (9)      (10)     (10)
General and administrative expenses.................     (5)       (5)      (4)
                                                      ------    ------    ------

     Operating profit...............................     33        29       33
Financial income....................................     11        12        8
Financial expenses..................................     (6)      (10)      (9)
Foreign exchange losses, net........................     (1)       (2)      (2)
Income tax benefit (expenses).......................     (9)        2       (3)
Equity income (loss) of affiliate...................     --       (20)       2
Cumulative effect of accounting change, net of tax..      1        --       --
                                                      ------    ------    ------
     Net income.....................................     29%       11%      30%
                                                      ======    ======    ======

         We operate in two business segments: pulp and paper, which together account for 100% of our sales. The following table sets forth, by reportable segment, our net sales as determined in accordance with U.S. GAAP:

                                                            Year ended December 31,
                                                ---------------------------------------------
                                                     2001            2002           2003
                                                -------------   -------------   -------------
Pulp:
Volumes (in tons)
     Domestic................................          85,057          81,698         76,952
     Export..................................         257,509         252,644        529,948
       Total.................................         342,566         334,342        606,900
Average prices (U.S. dollars per ton)
     Domestic................................       U.S.$ 428       U.S.$ 386       U.S.$440
     Export..................................             415             389            456
Net sales (in thousands of U.S.$)
     Domestic................................          36,389          31,565         33,826
     Export..................................         106,861          98,267        241,607
                                                -------------   -------------   -------------
       Total.................................   U.S.$ 143,250   U.S.$ 129,832   U.S.$275,433

Paper:
Volumes (in tons)
     Domestic
       Printing and writing..................         356,059         353,451        313,024
       Thermal and carbonless coated.........          52,446          55,335         57,961
       Other specialty paper.................          28,388          30,673         28,905
     Export
       Printing and writing..................         131,749         129,876        167,663
       Thermal and Carbonless coated.........             755           1,967            550
                                                -------------   -------------   -------------
         Total...............................         569,397         571,302        568,103
Average prices (in U.S.$ per ton)
     Domestic................................             931             860          1,022
     Export..................................             783             768            783

Net sales (in thousands of U.S.$)
     Domestic................................   U.S.$ 406,747   U.S.$ 377,956   U.S.$408,541
     Export..................................         103,708         101,236        131,765
       Total.................................   U.S.$ 510,455   U.S.$ 479,192   U.S.$540,306

Combined:
Volumes (in tons)
     Domestic................................         521,950         521,157        476,842
     Export..................................         390,014         384,487        698,161
       Total.................................         911,964         905,644      1,175,003
Average prices (in U.S.$ per ton)
     Domestic................................       U.S.$ 849       U.S.$ 786      U.S.$ 927
     Export..................................             540             518            534

                                                            Year ended December 31,
                                                ---------------------------------------------
                                                     2001            2002           2003
                                                -------------   -------------   -------------
Net sales (in thousands of U.S.$)
     Domestic................................         443,136         410,583        442,374
     Export..................................         211,589         199,503        373,372
                                                -------------   -------------   -------------
       Total.................................   U.S.$ 654,725   U.S.$ 609,087   U.S.$815,746


Year ended December 31, 2003 compared to year ended December 31, 2002

         Introduction

         The average exchange rate for 2003 was R$3.08 to U.S.$1.00 compared to R$2.92 to U.S.$1.00 for 2002. Although the exchange rate at December 31, 2003 reflected an appreciation of the real against the U.S. dollar when compared to December 31, 2002, the difference between the average exchange rates for the years ended December 31, 2003 and 2002 presents a devaluation of the real against the U.S. dollar.

         In 2003, we faced extremely challenging market conditions, such as the slowdown of the economy in the United States, Europe and other major economies, a highly recessive Brazilian market that resulted in lower domestic sales volume and a stronger real that negatively impacted production costs when expressed in U.S. dollars. These factors coincided with low international pulp prices, driven by high inventories. We were able to overcome these challenges to a large extent because of our expansion in pulp production capacity, which enabled us to increase our export sales volume, and because of our presence in local paper markets.

         Net sales

         Net sales increased by 34% to U.S.$816 million in 2003 from U.S.$609 million in the same period in 2002 even though the domestic market demand for printing and writing papers was 6% weaker in volume compared to the same period in 2002, according to Bracelpa. This increase was primarily attributable to increased pulp exports due to our pulp capacity expansion and higher pulp and paper prices. Sales volume increased by 30% to 1,175,003 tons in 2003 from 905,644 tons in the same period in 2002. Approximately 54% of our net sales in 2003 were made in the domestic market compared to 67% in the same period in 2002. Our revenue mix in 2003 was 66% paper and 34% pulp compared to 79% and 21%, respectively, in the same period in 2002.

         Pulp. In the pulp segment, sale volumes increased by 82% to 606,900 tons in 2003 from 334,342 tons in the same period in 2002. The increase in volume was due to increased market pulp production as a result of our expansion at the Jacarei project. Net sales attributable to pulp increased by 112% to U.S.$275 million in 2003 from U.S.$130 million in 2002. This increase was due to the additional production volume and to the 10% higher average prices of pulp in the international market. Pulp exports constituted 88% of revenues and sales volume, respectively, of pulp in 2003 compared to 76% in the same period in 2002, for both revenues and sales volume.

         In the domestic market, the volume of pulp sold decreased by 6% in 2003 compared to the same period in 2002. Revenues from domestic pulp sales as a percentage of total pulp net revenues decreased to 12% in 2003 from 24% in the same period in 2002. This decrease was mainly due to the shift in our focus to sales in international markets given weak domestic conditions.

         Paper. In the paper segment, domestic sale volumes decreased by 9% in 2003 compared to the same period in 2002, mainly due to weak market demand, primarily of coated and uncoated printing and writing papers. The only paper product that had an increase in volume was chemical papers (carbonless and thermal). Net sales attributable to paper increased by 13% to U.S.$540 million in 2003 from U.S.$479 million in 2002, mainly due to a 13% increase in the average price of paper. The domestic market accounted for 76% of paper revenues in 2003 compared to 79% in the same period in 2002.

         In 2003, we focused on export markets in order to avoid a decrease in domestic prices given the weak domestic demand for paper. In 2003, domestic prices in reais increased by 26% compared to the same period in

2002, which fully offset the 5% devaluation of the average exchange rates of the real against the U.S. dollar in 2003. The increase of cut-size paper exports resulted from a reallocation of sales to global markets to counter the slowdown of the Brazilian economy and to capitalize on the relatively stronger Euro, which provided higher margins in dollars for our products.

         Cost of sales

         Cost of sales increased by 28% to U.S.$421 million in 2003 from U.S.$329 million in the same period in 2002. This increase was due to the additional sales volumes of pulp and higher costs of wood (mainly due to higher average distance between the forests and the mills), fuel, certain raw materials and labor, which were partially offset by the effect of a devaluation of the average exchange rates of the real against the U.S. dollar for 2003 compared to the same period in 2002. The increase in labor costs was due to wage increases under our collective bargaining agreements negotiated in October 2002. The cost per unit sold decreased by 1% in 2003 as compared to the same period in 2002. The decrease was due to an increase of pulp in the mix of products (with a lower unit cost of production) and the effect of a devaluation of the average exchange rates of the real against the U.S. dollar for 2003 compared to 2002, which fully offset increases in the other production costs.

         Our gross margin increased to 48% in 2003 compared to 46% in 2002 mainly due to the increase in the sale prices realized in reais in the domestic market and higher volumes of exported products, especially pulp.

         Selling and marketing expenses

         Despite the devaluation of the average real exchange rate, which had the effect of reducing amounts reported in U.S. dollars upon translation, sales expenses increased by 41% to U.S.$82 million in 2003, equivalent to 10% of net revenues, compared to 9.5% in 2002. This increase resulted mainly from an increase of 82% in volumes of exported products, resulting in higher freight and other costs denominated in U.S. dollars.

         General and administrative expenses

         General and administrative expenses increased by 10% to U.S.$33 million in 2003 from U.S.$30 million in 2002. The increase was attributable to higher wages and expenses related to our inauguration ceremony for our Jacarei expansion plant, which was partially offset by the effect of the average currency devaluation on expenses since most of our expenses were denominated in reais. As a percentage of net revenue, general and administrative expenses decreased to 4% in 2003 from 5% in 2002.

         Operating profit

         Operating profit increased by 51% to U.S.$268 million in 2003 from U.S.$177 million in 2002. This increase was primarily due to higher average prices, higher volumes of exported products and lower cost of sales as a percentage of net sales due to scale gain from the larger volume produced.

         Pulp (including intersegment transactions at market values). Operating profit attributable to pulp increased by 51% to U.S.$140 million in 2003 from U.S.$93 million in 2002. This increase was primarily due to a 17% increase in pulp sale prices, a 82% increase in volumes and the positive effect of the currency devaluation on costs.

         Paper (including intersegment transactions at market values). Operating profit attributable to paper increased by 52% to U.S.$128 million in 2003 from U.S.$84 million in 2002. This increase was primarily due to a 13% increase in paper sale prices in U.S. dollars and the positive effect of the currency devaluation on costs.

         Financial income

         Financial income decreased by 11% to U.S.$65 million in 2003 from U.S.$73 million in 2002. This decrease was primarily due to a lower cash position and investments in reais, which was partially offset by higher interest rates from local investments. We optimized our arbitrage positions between interest rates on dollar-denominated borrowings (principally export credits) and local interest rates available on real-denominated investments. The amount we earned from these activities was recorded as financial income.

         Financial expenses

         Financial expenses increased to U.S.$71 million in 2003 from U.S.$59 million in 2002. The increase was primarily due to an increase in our average gross debt.

         Foreign exchange losses

         Foreign exchange losses increased to U.S.$14 million in 2003 from U.S.$11 million in 2002. This increase was primarily due to the effect of higher exchange rate variation on our exposure to foreign currency. Because we have adopted the real as our functional currency in 1999, the losses recorded on foreign-currency based transactions, which are mainly U.S. dollar-denominated debt or gains from cross-currency interest rate swap contracts, are translated to U.S. dollars and reported in our statement of income.

         Income tax expense

         In 2003, we recorded an income tax expense of U.S.$23 million compared to a negative income tax expense of U.S.$10 million in 2002. Effective tax rate increased from a negative 6% in 2002 to 9% in 2003. This increase was primarily due to a higher deferred income tax benefit incurred in 2002 caused by the tax benefit from the impairment on the equity investment in Aracruz.

         Equity income of investee

         The equity income of investees increased to U.S.$19 million in 2003 from a loss of U.S.$121 million in 2002. This increase was primarily due to the negative impact of the impairment on the equity investment in Aracruz in 2002.

         Net income

         As a result of the foregoing, net income increased by 254% to U.S.$244 million in 2003 compared to U.S.$69 million in the same period in 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

         Introduction

         In 2002, the devaluation of the real, political uncertainty, weak economic growth and low international pulp prices created poor market conditions, but our extensive line of products, access to international markets, cost reduction and productivity gains helped us overcome those adverse conditions. Additionally, cross-currency interest rate swap transactions aided us in mitigating foreign currency risks.

         Net sales

         Because of our ability to adapt to adverse market conditions by capitalizing on competitive advantages and by optimizing the market allocation of our products, net sales decreased by only 7% to U.S.$609 million in 2002 from U.S.$654 million in 2001 even though the real devalued by 34%. The decrease primarily resulted from the translation of net sales to U.S. dollars and prices being 6% lower on average when expressed in U.S. dollars. In 2002, sales volume remained stable when compared to 2001. Approximately 67% of our net sales in 2002 were in the domestic market. Of our revenues, 79% was related to sales of paper and 21% was related to sales of pulp in 2002, compared to 78% and 22%, respectively, in 2001.

         Pulp. In the pulp segment, sale volumes decreased by 1% to 334,342 tons in 2002 from 342,566 tons in 2001. The decrease in volume was due to the testing of equipment that occurred at the Jacarei plant in connection with the Jacarei expansion, which caused a decrease of 12,000 tons in production in 2002, and the reduction of the pulp inventories due to the annual scheduled maintenance stoppages in the second quarter of 2002. Net sales attributable to pulp decreased by 10% to U.S.$129 million in 2002 from U.S.$143 million in 2001. This decrease was mainly due to a decrease of 7% in the average price of pulp in 2002 as compared to 2001, which resulted from high international inventories mainly in the first half of 2002, and a 2% decline in volumes caused by the testing at the Jacarei plant. Pulp exports constituted 75% of both revenues and volume of sales of pulp in each of 2002 and 2001.

         In the domestic market, net sales of pulp decreased by 13% in 2002 as compared to 2001. Revenues from domestic pulp sales as a percentage of total net revenues of pulp decreased to 24% in 2002 from 25% in 2001. This decrease is mainly due to the shift in our focus to sales in international markets.

         Paper. In the paper segment, domestic sale volumes increased by 1% in 2002 as compared to 2001 which was due to an increase in higher value-added products such as coated, carbonless, thermal papers and specialties. Net sales attributable to paper decreased by 6% to U.S.$480 million in 2002 from U.S.$511 million in 2001, mainly due to a 6% decrease in the average prices of paper. The domestic market accounted for 79% of paper revenues in 2002 compared to 80% in 2001.

         Our domestic market strategy was to increase sales of value-added papers. This volume increase was partially offset by a reduction in uncoated paper volumes. Domestic prices increased by 35% in 2002 as compared to 2001, which partially offset the 34% devaluation of the real. The increase of cut-size paper exports resulted from a reallocation of sales to global markets to counter the slowdown of the Brazilian economy and to capitalize on the relatively stronger U.S. dollar, which provided higher margins for our products in the international markets.

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

         Our gross margin decreased to 46% in 2002 compared to 47% in 2001 due to the devaluation of the real, which caused per-unit costs not to fully offset lower average domestic prices in U.S. dollars, even considering the increase in prices in reais in the domestic market and the improvements in our product mix.

         Selling and marketing expenses

         Despite the devaluation of the real, which had the effect of reducing amounts reported in U.S. dollars upon translation, sales expenses increased by 4% to U.S.$58 million in 2002, equivalent to 9.5% of net revenues, compared to 8.6% in 2001. This increase resulted mainly from a U.S.$3 million provision for bad debts that we recorded in 2002.

         General and administrative expenses

         General and administrative expenses decreased by 6% to U.S.$30 million in 2002 from U.S.$32 million in 2001. The decrease partly resulted from the effect of the currency devaluation on expenses, which are primarily denominated in reais. This decrease was partially offset by payments to outside consultants of U.S.$0.8 million, amortization of recent technology projects of U.S.$1.3 million, expenses related to other projects of U.S.$0.4 million and a wage increase. As a portion of net revenue, general and administrative expenses remained stable at 5% in each of 2002 and 2001.

         Operating profit

         Operating profit (before financial expenses) decreased by 18% to U.S.$177 million in 2002 from U.S.$217 million in 2001. This decrease was caused by lower average prices and an impairment charge of U.S.$12 million related to the equipment retired at the Jacarei plant due to the expansion project.

         Pulp (including intersegment transactions at market values). Operating profit attributable to pulp as reported under U.S. GAAP decreased by 27% to U.S.$93 million in 2002 from U.S.$128 million in 2001. The decrease was primarily due to the 8% decline in pulp sale prices in 2002 as compared to 2001.

         Paper (including intersegment transactions at market values). Operating profit attributable to paper as reported under U.S. GAAP decreased by 6% to U.S.$84 million in 2002 from U.S.$89 million in 2001. The decrease was primarily due to the 5% decline in paper sale prices in U.S. dollars, which was partially offset by the enhancement of the product mix in the domestic market and the increase in volumes.

         Financial income

         Financial income increased by 3% to U.S.$73 million in 2002 from U.S.$71 million in 2001. This increase was primarily due to the increase in average Brazilian interest rates, which was partially offset by the decrease of our cash position from U.S.$577 million at the end of 2001 to U.S.$503 million at the end of 2002. We optimized arbitrage positions between interest rates on dollar-denominated borrowings (principally export credits) and local interest rates available on real-denominated investments. The amount we earned from these activities was recorded as financial income.

         Financial expenses

         Financial expenses increased by 51% to U.S.$59 million in 2002 from U.S.$39 million in 2001 due mainly to the increase in our average gross debt. The U.S.$370 million loan that was disbursed in October 2001 as part of our acquisition of 28.0% of the voting shares of Aracruz and the financial expenses associated with the transaction only had an effect on the fourth quarter of 2001.

         Foreign exchange losses

         Foreign exchange losses increased by 38% to U.S.$11 million in 2002 from U.S.$8 million in 2001 primarily due to the effect of higher exchange rate variation on our exposure to foreign currency in 2002 as compared to 2001. Because we have adopted the real as our functional currency, the losses recorded on foreign-currency based transactions in 1999, which are mainly U.S. dollar-denominated debt or gains from cross-currency interest rate swap contracts, are translated to U.S. dollars and reported in our statement of income.

         Income tax expense

         In 2002 we recorded an income tax benefit of U.S.$10 million (mainly the result of U.S.$38 million of income tax expense and U.S.$46 million of income tax benefit of the impairment charge of Aracruz) as compared to an income tax expense of U.S.$59 million in 2001. We have opted to determine our income taxes for 2001 and 2002 based on the provisions of the REFIS program, pursuant to which the income tax calculation is based on an estimated tax basis rather than on actual pretax income and therefore a comparative analysis of effective tax rates is not applicable.

         Equity loss of investee

         In October 2001, we acquired 28% of the voting shares of Aracruz for U.S.$370 million (including U.S.$155 million of goodwill). As the quoted market price of the investee's publicly traded stock during 2002 was consistently quoted below book value, we reduced the carrying value of our investment in Aracruz to market value on December 31, 2002. Equity loss of investee of U.S.$121 million was mainly due to the impairment of the investment in Aracruz of U.S.$136 million.

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

         At December 31, 2003, our cash and cash equivalents (not including investments held to maturity and unrealized gains from swaps) increased to U.S.$290 million primarily due to our new issuances of debt. Cash and cash equivalents decreased by U.S.$82 million in 2002 compared to a decrease of U.S.$317 million in 2001 partially as a result of our expenditures in connection with the Jacarei expansion. At December 31, 2002, we had cash and cash equivalents of U.S.$90 million.

         At December 31, 2001, we had approximately U.S.$406 million (of a total of U.S.$536 million) in deposits and investments principally with Banco Votorantim S.A., and U.S.$41 million in unrealized gains from cross-currency interest rate swap contracts with Banco Votorantim S.A. At December 31, 2002, we had approximately U.S.$320 million (of a total of U.S.$410 million) in deposits and investments principally with our affiliate, Banco Votorantim S.A., and U.S.$86 million in unrealized gains from cross-currency interest rate swap contracts principally with Banco Votorantim S.A. At December 31, 2003, we had approximately U.S.$361 million (of a total of U.S.$593 million) in deposits and investments principally with our affiliates, Banco Votorantim S.A., and U.S.$52 million in unrealized gains from cross-currency interest rate swap contracts principally with Banco Votorantim S.A. See "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions."

         At December 31, 2001, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$259 million, of which U.S.$52 million was denominated in U.S. dollars and the remainder in reais. At December 31, 2002, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$121 million, of which U.S.$88 million was denominated in U.S. dollars and the remainder in reais. At December 31, 2003, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$396 million, of which U.S.$168 million was denominated in U.S. dollars and the remainder in reais.

         At December 31, 2002, our balance sheet presented negative working capital of U.S.$62 million. At December 31, 2003, our balance sheet presented a positive working capital balance of U.S.$130 million. We do not expect to have any difficulty in meeting our short-term obligations.

         The following table summarizes our significant contractual obligations and commitments that impact our liquidity at December 31, 2003:

                                                             Payments due by period
                                               --------------------------------------------------
                                                            Less than 1               More than 3
Contractual obligations(1)(2)                    Total         year       2-3 years      years
--------------------------------------------   ----------   -----------   ----------  -----------
                                                           (U.S. dollars in millions)
Long-term debt, including current portion...   U.S.$1,098     U.S.$431     U.S.$588     U.S.$79
Commitment with MRS.........................           41            4           26          11
Commitment with ALL(3)......................           16            3            6           7
Jacarei expansion plant.....................           11           11           --          --
Take-or-pay contractual obligations.........          363           43           75         246
Pension plan obligations(4).................           10            1            3           6
                                               ----------     --------     --------    --------
     Total contractual cash obligations.....   U.S.$1,539     U.S.$493     U.S.$698    U.S.$349
                                               ==========     ========     ========    ========

------------------
(1) At December 31, 2003, commitments for capital expenditures amounted to approximately U.S.$229 million (including forest purchased in the state of Rio Grande do Sul).
(2) We also have take-or-pay contractual obligations, which are not expected to exceed U.S.$50 million per year.
(3) We have to ship a minimum tonnage of wood that corresponds to approximately U.S.$3.5 million per year.
(4)      Amounts estimated for a ten-year period.


Sources of funds

         Operating activities provided net cash flows of U.S.$238 million in 2003 compared to U.S.$185 million in 2002 and U.S.$234 million in 2001.

         Financing activities (before distributions to shareholders), which include short-term and long-term secured and unsecured borrowings and debt repayments, generated net cash flows of U.S.$79 million in 2003, compared to net cash flows of U.S.$70 million generated in 2002 and net cash flows of U.S.$562 million in 2001.

         At December 31, 2002, our debt was U.S.$1,039 million (of which U.S.$315 million had short-term maturities) representing a decrease of U.S.$3 million over the debt recorded at December 31, 2001. The long-term position amounted to 70% in 2002 compared to 56% in 2001. Approximately 89% of the debt was denominated in foreign currencies. At December 31, 2002, we had net debt of U.S$536 million compared to net debt of U.S.$465 million at December 31, 2001, due to investments in the Jacarei expansion. At December 31, 2003, our debt was U.S.$1,146 million (of which U.S.$479 million had short-term maturities) representing an increase of U.S.$107 million over the debt recorded at December 31, 2002. The long-term position amounted to 58% in 2003 compared to 70% in 2002. Approximately 87% of the debt was denominated in foreign currencies. At December 31, 2003, we had net debt of U.S.$502 million compared to net debt of U.S.$536 million at December 31, 2002, as a result of strong cash generation during the period offset by capital expenditure disbursements. In 2002 and 2003, we continued our policy of mitigating the effect of foreign exchange variations on our U.S. dollar liabilities. At December 31, 2002, our net exposure to U.S. dollar liabilities was a negative amount of U.S.$39 million, which means that our assets in foreign currency were higher than our liabilities because we were overhedged. At December 31, 2003, our net exposure to U.S. dollar liabilities was a positive amount of U.S.$47 million, which means that our assets in foreign currency were lower than our liabilities because we were underhedged.

Uses of funds

         Investing activities, including acquisitions of our equity investment in Aracruz and the Jacarei expansion and other capital expenditures, excluding proceeds from disposals of property, plant and equipment, consumed net cash flows of U.S.$1,004 million in 2001, U.S.$268 million in 2002 and U.S.$97 million in 2003.

         Our significant uses of cash included the repayment of our debt totaling U.S.$238 million in 2001 and U.S.$910 million in 2002. In 2003, repayment of debt totaled U.S.$428 million.

Debt

         At December 31, 2002, our total debt was U.S.$1,039 million, consisting of U.S.$315 million in short-term debt, including the current portion of long-term debt, and U.S.$724 million in long-term debt. Our total debt at December 31, 2002 decreased by U.S.$3 million from total debt of U.S.$1,042 million at December 31, 2001. At December 31, 2003, our total debt was U.S.$1,146 million, consisting of U.S.$479 million in short-term debt, including the current portion of long-term, and U.S.$667 million in long-term debt. Our total debt at December 31, 2003 increased by U.S.$107 million over the debt recorded at December 31, 2002.

         Most of our U.S. dollar-denominated borrowings are either advances made in respect of our export sales or international bank loans, which have lower interest rates compared to domestic financings. For our expansion projects, we use long-term financing in reais from BNDES, from which we have already received its total commitment of R$442 million as of December 31, 2003.

         In October 2001, Newark Financial Inc., or Newark, a wholly owned subsidiary of VCP Exportadora e Participacoes S.A., or VCP Exportadora, our wholly owned subsidiary, received a bridge financing for U.S.$370 million to finance the acquisition of our stake in Aracruz.

         On May 23, 2002, VCP Trading and VCP North America entered into a U.S.$380 million credit agreement with ABN Amro Bank N.V., as administrative agent, The Bank of New York, as collateral agent, and a syndicate of banks, which will mature in May 2005. All of the proceeds from the credit agreement were advanced to Newark (U.S.$304 million by VCP Trading and U.S.$76 million by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VCP Exportadora and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading or VCP North America with its respective customers for the sales of certain products. On April 26, 2004, we executed an amendment to these loan documents, whereby the portion of debt from VCP N.A. was sold to VCP Trading N.V., which became the only borrower under this credit facility.

         As a guarantor under this credit agreement, we are subject to a number of material covenants including, among others:

         o    limitations on our ability to incur debt;

         o    limitations on the existence of liens on our properties;

         o limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and

         o    maintenance of certain financial ratios.

         In December 1996, Voto-Votorantim Overseas Trading Operations N.V., known as Voto-Votorantim I, a special purpose unconsolidated company owned 50% by us and 50% by Votorantim Participacoes S.A. (formerly S.A. Industrias Votorantim), known as VPAR, also a member of the Votorantim group, received bridge financing from ING Barings for U.S.$300 million. Of this amount, U.S.$150 million was advanced to us by Voto-Votorantim I at that time. In June 1997, Voto-Votorantim I issued U.S.$400 million 8.5% notes due 2005, which are jointly and severally guaranteed by us, VPAR, Cimento Rio Branco, and certain other companies, all members of the Votorantim group. The bridge loan was paid in full with the proceeds of the U.S.$400 million Voto-Votorantim I notes, and an additional U.S.$50 million was transferred to us. On the total U.S.$200 million intercompany loan, Voto-Votorantim I charges us an interest rate identical to the one it pays to the holders of the Voto-Votorantim I notes. Under the Voto-Votorantim I notes indenture, each holder of the Voto-Votorantim I notes could, upon notice, require Voto-Votorantim I to repurchase, in whole or in part, the notes on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest and Voto-Votorantim I could, upon notice, repurchase the Voto-Votorantim I notes from the holders, in whole but not in part, on

June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued interest. In either case, Voto-Votorantim I may procure any other person to purchase the Voto-Votorantim I notes that are subject to its repurchase. On May 10, 2002, Voto-Votorantim I gave notice to the trustee, exercising its call option through a subsidiary owned by us and VPAR, St. Helen Holding II B.V. and repurchased all of the Voto-Votorantim I notes.

         In order to finance our acquisition of the Voto-Votorantim I notes through St. Helen II, on September 23, 2002, St. Helen Holding III Ltd., a subsidiary of VCP Exportadora and a 50%-owner of St. Helen II, borrowed U.S.$203 million pursuant to the terms of a credit agreement with ABN AMRO N.V. The interest rate payable on the loan was Libor plus 5% per annum. The loan was guaranteed by us and by VCP Exportadora.

         On June 25, 2003, VCP and VPAR jointly formed the Voto-Votorantim Overseas Trading Operations II Limited, based in Cayman Islands, known as Voto-Votorantim II, with the sole purpose of raising funds. On July 28, 2003, Voto-Votorantim II issued U.S.$250 million 5.75% notes due 2005, which are jointly and severally guaranteed by us, VPAR and Cimento Rio Branco S.A., also a member of the Votorantim group, with our guarantee obligation limited to 50% of the outstanding amount of the notes. Of this amount, Voto-Votorantim II advanced U.S.$125 million, being the portion guaranteed by VCP and VCP Exportadora, to St. Helen III and such proceeds were used to prepay, in part the U.S.$203 million loan from ABN AMRO Bank. On July 28, 2003, the credit agreement was amended to reflect the new terms of the financing pursuant to which the new amount outstanding with ABN AMRO Bank was reduced to U.S.$78 million, and as of September 2003, at a fixed rate of 4.25% per year for a period of one year and with the option to renew for another year thereafter.

         The indentures for each issue of notes by Voto-Votorantim I and Voto-Votorantim II, respectively, contain a number of material covenants, among others:

         o    limitations on our ability to incur debt;

         o    limitations on the existence of liens on our properties;

         o limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and

         o    maintenance of certain financial ratios.

         In January 2004, Voto-Votorantim Overseas Trading Operations III Limited, a Cayman Islands limited liability company and a wholly owned subsidiary of VPAR, issued U.S.$300 million in notes in the international capital markets. The Notes will mature in January 2014 and will pay interest at a rate of 7.85% per annum. Under the terms of the indenture, we are a guarantor of the notes for an amount of up to 15% of the outstanding amount of the notes, which corresponds to the total amount received by us under this indenture.

         The indenture for the issue of notes by Voto-Votorantim III contains a number of covenants, among others:

         o    limitations on our ability to incur debt;

         o    limitations on the existence of liens on our properties;

         o limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transactions.

         We act as guarantor, together with other members of the Votorantim group, for up to U.S.$150 million of obligation of Votorantrade N.V. under a U.S.$300 million export finance agreement between VCP Exportadora and Votorantrade N.V., as borrower, dated as of November 29, 2001. As part of an amendment executed on April 26, 2004, VCP Trading N.V. assumed half of the U.S.$300 million debt that was previously held by Votorantrade N.V. However, VCP Exportadora and VCP's financial obligations under such agreement were not amended.

         Our long-term debt also consists of export credits and import credits with a number of financial institutions. The lines of credit with respect to export credits generally mature within 24 to 60 months. Upon shipment, the export credits are associated with that specific, identifiable shipment. The export credits are repaid with the proceeds of the export receipts from the specific shipment. At December 31, 2003, the outstanding amount of export credits was U.S.$424 million. The export credits bear annual interest of LIBOR plus 1.85%, for an effective rate of 3.64% at December 31, 2003. At December 31, 2003, there was no outstanding amount of import credits.

         BNDES, the parent of BNDESPAR, one of our principal shareholders, has been an important source of debt financing. At December 31, 2003, the BNDES loans amounted to U.S.$174 million related to the Jacarei expansion, all of which was in reais. The BNDES loans are secured by liens on property, plant and equipment, and a lien on certain land, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3.0% per annum on the principal amount and are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor. Part of the loan is indexed by the UMBNDES which is a weighted average exchange variation on a basket of currencies, predominantly U.S. dollars, held by BNDES. At December 31, 2003, the TJLP was fixed at 11%, and during 2003 averaged 11.5% per year. See note 3 to our audited consolidated financial statements. The TJLP was fixed at 9.75% for the three-month period starting May 1, 2004.

         At December 31, 2003, the amount of our short-term debt (including current portion of our long-term debt) was U.S.$479 million. At December 31, 2003, the amount of maturities of our long-term debt excluding current portion was as follows:

                             Year                                   Amount
         -----------------------------------------------     -------------------
                                                             (U.S.$ in millions)

         2005...........................................                    371
         2006...........................................                    217
         2007...........................................                     31
         2008...........................................                     31
         Thereafter.....................................                     17
                                                             ------------------
                Total...................................     U.S.$          667

         At December 31, 2003, all of our short-term debt related to trade financing was secured. At December 31, 2003, the outstanding amount of that short-term debt was U.S.$48 million, with a weighted average interest rate of 3.8%, compared to U.S.$66 million at December 31, 2002, with a weighted average interest rate of 5.2%.

         We also have entered into various pre-export agreements, which contain certain covenants, in the ordinary course of our business.

Capital expenditures

         During 2003, we invested U.S.$165 million in capital expenditures, representing a decrease of 48% from the U.S.$317 million invested in 2002 and an increase of 76% over the U.S.$679 million invested in 2001(which included our investment in Aracruz). Of this amount, U.S.$33 million was spent on the Jacarei expansion project, and the remaining U.S.$132 million was invested in the modernization of our plants, the implementation of our forest maintenance program and the updating of information technology. As of December 31, 2003, capital expenditures already disbursed or allocated to the Jacarei expansion project totaled U.S.$465 million out of the approximate cost of expansion of U.S.$495 million.

         Commitments and contingencies

         We are subject to numerous commitments and contingencies with respect to tax, labor and other claims. See "Item 8--Financial Information--Consolidated Statements and Other Financial Information--Legal Matters," and note 14 to our audited consolidated financial statements and discussions on our critical accounting policies.

         The significant contractual obligations and commitments that affect our liquidity are short-term debt, long-term debt, take-or-pay contracts, leases and capital expenditures.

         At December 31, 2003, we had made provisions in the amount of U.S.$56 million, for civil, labor and tax legal proceedings, in long-term liabilities compared to U.S.$27 million in 2002. We have made judicial escrow deposits under the custodianship of a court held under our name (included in "Other assets--other" in our balance sheet) in the amount of U.S.$20 million at December 31, 2003 for certain proceedings. The position of such provisions for tax and other litigation and deposits is as follows:

                                                   At December 31, 2003
                                           -------------------------------------
                                            Deposits                 Provisions
                                           ----------               ------------
Tax-related...........................       U.S.$ 3                   U.S.$44
Civil-related.........................             -                         9
Labor-related.........................            17                         3
                                           ----------               ------------
                                             U.S.$20                   U.S.$56
                                           ==========               ============

         We are one of the guarantors, together with other companies of the Votorantim group, of the U.S.$400 million notes issued by Voto-Votorantim I, the U.S.$250 million notes issued by Voto-Votorantim II and the U.S.$300 million issued by Voto-Votorantim III. At December 31, 2003, we had loans outstanding totaling U.S.$325 million that are guaranteed by other companies of the Votorantim group. For additional information on our commitments and contingencies, see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions" and note 14 to our audited consolidated financial statements.

         The following is a summary of the guarantees provided by us in favor of other companies of the Votorantim group:

                                                      Outstanding
                                                   guarantee amount at    Date of Expiration
    Primary obligor              Obligations        December 31, 2003     of guarantee              Beneficiary
----------------------------    -------------      -------------------    ------------------    -------------------
                                     U.S.$400
                                million notes                                                   Noteholders and the
Voto-Votorantim I...........         issuance       U.S.$200 million           June 27, 2005                trustee
                                     U.S.$250
                                million notes                                                   Noteholders and the
Voto-Votorantim II..........         issuance       U.S.$125 million           June 28, 2005                trustee
                                     U.S.$300
                                million notes                                                   Noteholders and the
Voto-Votorantim III.........         issuance        U.S.$45 million       January 23, 2014                 trustee
                                                                                                  Banco Nacional de
                                                                                                    Desenvolvimento
                                    Equipment                                                           Economico e
Votocel.....................          finance       U.S.$3.9 million        October 15, 2004           Social-BNDES
                                                    ----------------
Total.......................                        U.S.$333 million
                                                    ================

         We estimate that, for 2001, 2002 and 2003, an average of approximately 2% of our total number of regular domestic customers (approximately 22%, 21% and 22%, respectively, of total domestic sales value) obtained our guarantee for their loans. At both December 31, 2002 and 2003, we had 11 customers under the vendor program with the average amount per customer based on our vendor program exposure at U.S.$5 million and U.S.$4 million, respectively. Our vendor program exposure was U.S.$61 million at December 31, 2001, U.S.$39 million at December 31, 2002 and U.S.$51 million at December 31, 2003. See "Item 4--Information on VCP--Marketing and Distribution--Paper."

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

         In 2001, the board of directors approved two other stock buyback programs, from April 6 to July 5, and from September 20 to December 20. We have not purchased shares under those two programs since December 21, 2001, nor did we renew those programs. We carried over the 235,400 lots of 1,000 preferred shares bought from the 2000 buyback program up to February 2002, when we began selling these shares. We sold 235,400 lots of 1,000 preferred shares in 2002 and 2003 at the weighted average selling price of R$126.38 per lot of 1,000 shares. The minimum price was R$86.74 per lot of 1,000 shares and the maximum price was R$161.20 per lot of 1,000 shares. At December 31, 2002, treasury shares totaled 144,300,000 preferred shares, respectively. Since September 30, 2003, we sold most of our treasury shares and at December 31, 2003, treasury shares totaled 1,580,000 preferred shares.

         On May 13, 2004, our board of directors authorized a buyback program of our shares in the open market, which, after purchase, would be held in treasury to be sold and/or cancelled. The maximum amount of shares to be purchased is 1,716,000. This buyback program will terminate on May 13, 2005.

C. Research and development, patents and licenses, etc.

         During 2003, 2002 and 2001, we spent approximately U.S.$1 million per year on research and development. We direct research and development activities towards increasing eucalyptus wood and quality yields, making our production more efficient, developing new products and improving the quality of our products. We maintain close links with various universities and private research institutes. As an integrated producer of pulp and paper, we have sought to gain an even better understanding of the whole production process. We attempt to identify the characteristics of both wood and pulp that are essential for the production of high quality paper.

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

         We are participating in two eucalyptus genome projects. One project, called FORESTs, is sponsored by the Eucalyptus Genome Consortium, which is a consortium of Brazilian pulp, paper and wood product companies, and FAPESP (The State of Sao Paulo Research Foundation). The Eucalyptus Genome Project seeks to
(i) develop the eucalyptus genetic sequence (the results of the partial sequencing already made results in 130,000 ESTs - Expressed Sequence Tags), (ii) identify the genes responsible for patterns in wood quality, drought and disease resistance and nutrient absorption, and (iii) create tools for marker assisted selection. FORESTs, started in May 2000, has a budget of approximately U.S.$3.5 million and will take place over a period of approximately five years. We have committed to fund approximately 30% of this amount for the project. The consortium will own the results of the project, and we are entitled to full access to the technology resulting from the project. The FORESTs project is in its intermediate phase. In May 2003, Ripasa, Suzano Bahia/Sul, Duratex and us, the four companies investing in this project, began selecting researchers interested in presenting proposals for the second and last phase of the project.

         We are participating in another project, named the GENOLYPTUS Project, recently began with the support of the Brazilian Ministry of Science and Technology. The project involves seven universities, three Embrapa centers and 12 major forest-based companies. The funding for the project comes from the government (70%) and the consortium of forestry companies (30%). This project has a total budget of approximately U.S.$4 million over a period of approximately five years. The focus of the GENOLYPTUS project is to generate a suite of experimental resources and genomic tools to discover, map, validate and further investigate genes of economic importance in species of eucalyptus. The main objective of the project is to translate this knowledge to improved forest tree breeding and production technologies.

         We also contribute to research activity by Allelyx, a company of the Votorantim group, which is studying the CSDV (citrus sudden death virus), in order to obtain a modified plant that would resist to this virus.

D. Trend Information

         The primary trends which influence our sales and production and inventory levels, are: the patterns and cycles of pulp purchases by paper producers, pulp and paper prices, the level of pulp inventory in the hands of pulp producers in the global market, global economic conditions and the effect of currency fluctuations.

         We continue to pursue growth opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long-term strategic focus.

         For additional information regarding trends in our business, see "Item 4B. Business--Our Business Strategy" and "Item 5A. Operating Results." For risks affecting our business, see "Item 3D. Risk Factors."

E. Off-Balance Sheet Arrangements

         We participate in a number of off-balance sheet arrangements, principally relating to guarantees, variable interests in unconsolidated SPEs and take or pay contracts. We also have a number of swap transactions that are described in "Item 11. Quantitative and Qualitative Disclosures about Market Risk." All of this transactions are further described elsewhere in this annual report.

F. Tabular Disclosure of Contractual Obligations

         The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2003.

                                                   Less than 1                               More than 5
      Contractual Obligations            Total         year       1-3 years     3-5 years       years
-----------------------------------    ---------   -----------   -----------   -----------   -----------
                                                         (in millions of U.S. dollars)
Total Debt Commitments.............      1,146          479           588           62           17
Capital lease obligations..........        185           43            62           62           18
Operating leases...................         48            1             3            5           39
Purchase obligations...............        420           50           107           73          190
   Total...........................      1,799          573           760          202          264


----------
(1) Includes loans and registered financings shown in our financial statements.
(2) Includes any agreements with suppliers of our assets (including for the Jacarei project).
(3)      Includes land leases and wood supply.
(4)      Includes take or pay contracts.

         The above table does not reflect contractual commitments discussed in "Item 5E. Off-Balance Sheet Arrangements" above.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

         We are managed by our Conselho de Administracao, or board of directors, composed of at least three and at most ten members, and our Diretoria, or board of officers, composed of at least three and at most ten members (each an executive officer). We have a non-permanent Conselho Fiscal, or fiscal committee, which is composed of at least three and at most five members.

Board of Directors

         According to our by-laws, our board of directors is required to meet at least two times a year and when called by the chairman or by the majority of members of the board of directors. Our board of directors met eleven times during 2003 (two ordinary and nine extraordinary meetings). Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations.

         According to our by-laws, the members of the board of directors are elected by the holders of our common shares at the general meeting of shareholders. Members of the board of directors serve two-year terms. The terms of the current members, elected at our shareholders' general meeting on April 24, 2003, expire in 2005.

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

         Set forth below are the name, age and position of each member of our board of directors elected at our shareholders' general meeting on November 18, 2003:

Name                                        Age    Position
----                                        ---    --------

Jose Roberto Ermirio de Moraes(1).....       46    Chairman
Fabio Ermirio de Moraes(2)............       42    Vice-Chairman
Carlos Ermirio de Moraes(3)...........       48    Member
Clovis Ermirio de Moraes Scripilliti(4)      45    Member
Raul Calfat...........................       51    Member

------------------
(1) Jose Roberto Ermirio de Moraes is the son of Jose Ermirio de Moraes Filho, who passed away in 2001.
(2) Fabio Ermirio de Moraes is the son of Ermirio Pereira de Moraes, who was once a board member. He is also the cousin of Jose Roberto Ermirio de Moraes.
(3) Carlos Ermirio de Moraes is the son of Antonio Ermirio de Moraes, who was once a board member. He is also the cousin of Jose Roberto Ermirio de Moraes.
(4) Clovis Ermirio de Moraes Scripilliti is the son of Clovis Scripilliti, who passed away in 2000. He is also the cousin of Jose Roberto Ermirio de Moraes.

Board of Executive Officers

         Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our by-laws and by the board of directors and are independent from the Ermirio de Moraes family, our ultimate controlling shareholders. The executive officers are elected by the board of directors for one-year terms, although any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends on April 23, 2005.

         Set forth below are the name, age and position of each of our executive officers elected on April 23, 2004:

              Name                      Age                 Position
              ----                      ---                 --------

Jose Luciano Duarte Penido *..........  56     President & Chief Executive Officer
Francisco Fernandes Campos Valerio....  56     Technical & Industrial Officer
Luiz Carlos Ganzerli..................  55     Human Resource & Organizational Development
                                               Officer
Sergio Marnio Gandra Vaz..............  60     Business Officer
Valdir Roque..........................  53     Chief Financial Officer & Investor Relations Officer

------------------
* On January 5, 2004, Mr. Raul Calfat stepped down as our president and chief executive officer and assumed the newly created position of managing director of Votorantim Industrial, a company of the Votorantim group. The main responsibilities of Mr. Calfat's new position include overseeing the implementation of strategic initiatives and management of the Votorantim group's businesses with an aim to meet growth objectives set by its executive board. Mr. Calfat continues to serve as a member of our board of directors.

Biographical Information

         Jose Roberto Ermirio de Moraes. Mr. Jose Roberto Ermirio de Moraes has been the chairman of our board of directors since 1992 and was our president from 1992 to April 26, 2002. Chief Executive Officer of Votorantim Industrial and member of Executive Committee of Votorantim Group, he has a B.A. in Metallurgy Engineering from the Armando Alvares Penteado Foundation College in Sao Paulo, Brazil.

         Fabio Ermirio de Moraes. Mr. Fabio Ermirio de Moraes is a mechanical engineer and has been working for the Votorantim Group since 1985. Chairman of the Board of Directors of Votorantim Cimentos, Director Vice-President of Votorantim Industrial and Member of the Executive Committee of Votorantim Group.

         Carlos Ermirio de Moraes. Mr. Carlos Ermirio de Moraes has been working for the Votorantim Group since 1983. He is the President of the Board of Directors of CPFL (Cia. Paulista de Forca e Luz) and member of the Board of Directors of VBC Energia S/A (Votorantim, Bradesco e Camargo Energia).

         Clovis Ermirio de Moraes Scripilliti. Mr. Scripilliti has served as a member of our board of directors since 2000. President of Family Council and member of the Executive Committee of Votorantim Group. He studied Metallurgy Engineering at Mackenzie University in Sao Paulo, Brazil.

         Raul Calfat. Mr. Calfat has served as a member of our board of directors since 1992 and was president and chief executive officer until January 5, 2004. He began his career at Papel Simao in 1973, where he held various positions. He became the commercial director in 1982 and in 1987 was elected president of Papel Simao. Mr. Calfat is also the vice president of the writing and printing paper division of the Associacao Nacional dos Fabricantes de Papel e Celulose, the Brazilian association of pulp and paper producers. He holds a B.A. in Business Administration from the Getulio Vargas Foundation in Sao Paulo, Brazil and has completed a CEO's specialization course at IMD in Lausanne, Switzerland.

         Jose Luciano Duarte Penido. Mr. Penido has served as our chief executive officer since January 5, 2004. Prior to that, he was the president of Samarco Mineracao S.A. for eleven years. He is also the vice-president of the Minas Gerais Industry Federation, where he directs the Enterprise Citizenship Council. He has a degree in mining engineering from the Federal University of Minas Gerais.

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

         Valdir Roque. Mr. Roque has been our chief financial officer and our Investor Relations director since 1994. He previously worked at Monsanto do Brasil S.A. as Treasurer, and at General Electric and Ford. He has completed postgraduate courses in Business Administration at the Getulio Vargas Foundation in Sao Paulo, Brazil, holds a B.A. in Economics from the Catholic Pontifice University in Sao Paulo, Brazil and has taken specialized courses in financial management at the Stanford Business School, California in the United States and IMD in Lausanne, Switzerland.

Fiscal Committee

         Under the Brazilian corporate law and our by-laws, we are not required to, and currently do not, maintain a permanent fiscal committee (conselho fiscal). However, we are required to establish a fiscal committee upon the request of shareholders who, in the aggregate, hold at least 10% of the common shares or 5% of the preferred shares. On April 27, 2001, our shareholders approved the creation of a Conselho Fiscal. Under the Brazilian corporate law, the Conselho Fiscal, or fiscal committee, is a corporate body independent of management and a company's external auditors. A Conselho Fiscal is not equivalent to, or comparable with, a U.S. audit committee. Our fiscal committee is composed of three members, as required by the Brazilian corporate law, and three alternates. Two members of the fiscal committee represent the controlling shareholders, and one represents the minority shareholders' interests. The members of the fiscal committee are elected for one-year terms, but can be reelected. The primary responsibility of the fiscal committee is to review management's activities and the financial statements, and to report its findings to the shareholders. Under the Brazilian corporate law, the fiscal committee may not contain members that (i) are on the board of directors, (ii) are on the board of executive officers, (iii) are employed by us or a controlled company or a company of the Votorantim group, and (iv) are spouses or relatives of our management, up to the third degree. In addition, the Brazilian corporate law requires the fiscal committee members receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian corporate law requires a fiscal committee to have a minimum of three and a maximum of five members.

         As of April 23, 2004, our fiscal committee was composed of the following members, whose term will expire on the annual shareholders' meeting in April 2005:

            Name                      Age   Length of Term   Year First Elected   Position
            ----                      ---   --------------   ------------------   --------
Ariovaldo dos Santos..............    54       one year             2001            Member
Joao Carlos Hopp..................    75       one year             2001            Member
Sergio Ricardo Lopes de Farias....    39       one year             2004            Member
Lazaro Placido Lisboa.............    66       one year             2001          Alternate
Roque Antonio Carrazza............    44       one year             2001          Alternate
Paulina de Menezes Berwanger......    49       one year             2004          Alternate

B. Compensation

         According to our by-laws, our directors do not receive any compensation. As of the year ended December 31, 2003, the aggregate compensation, including cash and benefits-in-kind, paid to our executive officers (a total of seven persons at the time) was approximately R$6.9 million (corresponding to U.S.$2.4 million).

C. Board Practices

         Our board of directors generally meets nine times a year and when called by the chairman or by the majority of the members of the board of directors. Our board of directors met eleven times during 2003. Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations.

         According to our by-laws, the members of the board of directors are elected by the holders of our common shares at the general meeting of shareholders. Members of the board of directors serve two-year terms. The terms of the current members expire on April 24, 2005.

D. Employees

         As of December 31, 2003, we employed 3,702 persons. We use subcontractors for many of our forestry operations and for substantially all of the transportation of wood, pulp and other raw materials. These subcontractors employed 3,292 persons for our business as of December 31, 2003. Approximately 85% of the workers in our forests are employed by third parties, predominantly in areas such as maintenance and security. See "Item 4--Information on VCP--Business Overview--Raw Materials--Wood" and "Item 4--Information on
VCP--Business Overview--Transportation." We are in compliance with all local, state and federal worker health and safety regulations.

         Several unions represent our employees and we consider the unions to be well organized. Collective bargaining agreements relating to forest workers were renewed in 2003 and expire in November 2004. Collective bargaining agreements relating to other employees which expired in September 2003 were renewed for another year, with the employees receiving a 18% pay increase. We are currently engaged in negotiations to renew the agreements for another year. Since 1989, we have experienced four labor strikes, all of which affected the pulp and paper industry generally and lasted an average of three days. We believe we have good relationships with our employees.

         In March 2000, we began to participate in a Votorantim group pension plan, which was made available to all of our employees. For more detailed information, see "--Defined Contribution Pension Plan" below.

Defined Contribution Pension Plan

         In March 2000, we began to participate in the Votorantim group's defined contribution plan, which is made available to all of our employees. For employees with lower compensation than a certain threshold, we match 100% of their contribution up to 1.5% of the employee's compensation. For employees with higher compensation than that threshold, we match 100% of their contribution up to 6% of the employee's compensation. We may also make additional contributions to the pension plan at our discretion. Our contributions will vest in varying percentages depending on the employee's years of service and will fully vest, for an employee with at least one year of service at VCP, upon the employee's retirement, death or disability. At December 31, 2003, 3,205 employees have elected to take part in the plan and we have contributed approximately U.S.$1.0 million to the pension plan in 2003.

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

E. Share Ownership

         As of December 31, 2003, the members of our board of directors and our officers, on an individual basis and as a group, directly own less than 1% of our preferred shares and none of our common shares. For information on the beneficial ownership by the Ermirio de Moraes family, see "Item 7--Major Shareholders and Related Party Transactions--Major Shareholders." The following table lists the amount of shares held directly by each individual member of our board of directors or executive officer and their representative percentage relative to the total outstanding shares as of May 31, 2004:

                                                 Common                   Preferred
                                        -------------------------  -------------------------
                                                    Percentage of              Percentage of
                                                      the Total                  the Total
                                         Number of   Outstanding    Number of   Outstanding
                                          Shares       Shares        Shares       Shares
                                        ----------  -------------  ----------  -------------
Board of Directors
Jose Roberto Ermirio de Moraes........      0             0%            2            0%
Fabio Ermirio de Moraes...............      0             0%            2            0%
Clovis Ermirio de Moraes Scripilliti..      0             0%            2            0%
Carlos Ermirio de Moraes..............      0             0%            2            0%
Raul Calfat...........................      0             0%            2            0%

Executive Officers
Jose Luciano Penido...................      0             0%            0            0%
Francisco Fernandes Campos Valerio....      0             0%         600,000         0%
Luiz Carlos Ganzerli..................      0             0%            0            0%
Sergio Marnio Gandra Vaz..............      0             0%          3,763          0%
Valdir Roque..........................      0             0%            0            0%

Total.................................      0             0%         603,773         0%

--------------------
Source: Itau Custodia.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

         The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of May 31, 2004:

                                                 Common               Preferred                Total
                                         --------------------   -------------------    -------------------
Shareholders                               Shares       (%)       Shares      (%)        Shares       (%)
------------                             ----------   -------   ----------   ------    ----------   ------
                                                     (in million of shares, except percentages)
   Votocel Filmes Flexiveis Ltda.(1).    18,804,569    88.95             0     0       18,804,569    49.07
   Nova HPI Participacoes Ltda.(1)...     2,335,921    11.05             0     0        2,335,921     6.10
     Total Votorantim group..........    21,140,490   100.00%                          21,140,490    55.16
BNDES Participacoes S.A..............             0     0           54,340     8.59        54,340     0.14
Treasury Stock.......................             0     0        1,475,291     0.01     1,475,291     3.85
Public (Free Float)..................             0     0       15,652,578     91.4    15,652,578    40.84
                                         ----------   ------    ----------   ------    ----------   ------
Total................................    21,140,490   100.00%   17,182,209   100.00%   38,322,699   100.00%
                                         ==========   ======    ==========   ======    ==========   ======

------------------
(1) Companies of the Votorantim group, controlled by the Ermirio de Moraes family.

         The ultimate beneficial owner, in each case, of more than 5% of our common shares through intermediate holdings companies is the Ermirio de Moraes family who, in the aggregate, beneficially owns 100% of our voting common shares. The Ermirio de Moraes family does not own any of our preferred shares. All holders of our voting common shares have the same voting rights. Each of our directors, other than Raul Calfat, has material beneficial interests in trust holdings.

         In December 2003, BNDES Participacoes S.A. sold a substantial part of its participation, and Cimento Rio Branco S.A. and Optiglobo Comunicacoes S.A., companies of the Votorantim group, sold all of their respective participations, in a secondary offering of our preferred shares.

         Votocel Filmes Flexiveis Ltda.

         Votocel Filmes Flexiveis Ltda. is a manufacturer and supplier of packaging film and is part of the Votorantim group and engages in the production and sale of bi-oriented polypropylene (B.O.P.P.) for packaging. Votocel is ultimately controlled by the Ermirio de Moraes family.

B. Related Party Transactions

         We have engaged in a number of transactions with related parties. For additional information regarding these transactions, see note 12 to our consolidated financial statements.

Distributions and Sales Outside of Brazil

         In 2002 and 2003, we sold approximately 56% and 17%, respectively, of our exports through Votorantrade, a member of the Votorantim group engaged in the sale and distribution of certain of the Votorantim group's products, with offices in various locations throughout the world. In 2001 and 2002, part of our distribution was carried out through VCP Trading and VCP North America. In 2003 we sold approximately U.S.$65 million to Votorantrade, which represented 17% of our total exports. The remainder was sold through VCP Overseas Holding KfT by VCP Trading and VCP North America.

Banco Votorantim S.A.

         We have entered into a number of financial transactions with or through Banco Votorantim S.A., or Banco Votorantim, a financial institution controlled by the Votorantim group and its affiliates. At December 31, 2003 we had approximately U.S.$361 million (of a total of U.S.$396 million) in deposits and short-term investments with Banco Votorantim and U.S.$51 million in unrealized gains from cross-currency interest rate swap contracts with Banco Votorantim.

Votocel

         In January 2003, we entered into a service contract with Votocel pursuant to which we provide Votocel information technology and human resources services for a fee of R$2.4 million per year. The term of the contract is one year, renewable annually on terms to be negotiated by Votocel and us at the time of renewal. In January 2004, we renewed this contract. We believe that this service contract is on terms that are fair and reasonable to us.

Guarantees

         At December 31, 2003, we guaranteed U.S.$333 million of debt of other members of the Votorantim group, and personal guarantees of an owner of Hejoassu, our ultimate parent company, guaranteed U.S.$174 million of our debt with BNDES.

         We believe the other companies of the Votorantim group, whose debt we guarantee, are creditworthy and we do not expect to be called on to make payments on our guarantees. In addition, given our ability to obtain short-term financing, we do not believe that there is substantial risk of illiquidity even if we are called upon to make payments under our guarantees, individually or in the aggregate. See "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources--Commitments and Contingencies" for a summary of the guarantees we provided in favor of other companies of the Votorantim group. For additional information on our commitments and contingencies, see note 14 to our audited consolidated financial statements.

Leases of Forest Land

         At December 31, 2003, we leased approximately 56,000 hectares of forestland, or approximately 46% of the land devoted to our forestry operations. Approximately 24,000 hectares of the planted area are leased from other companies of the Votorantim group (other than our subsidiaries). The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles. The lease payments are equivalent to 30% of the market prices of the wood produced on the property and are payable after each harvest, based on market prices.

BNDESPAR

         A shareholder of our preferred shares, BNDESPAR is a wholly owned subsidiary of BNDES, the Brazilian economic development bank owned by the Brazilian federal government. We have entered into a number of financing transactions with BNDES. At December 31, 2003, we had an aggregate of U.S.$174 million in outstanding loans to BNDES denominated in reais that we borrowed to fund the Jacarei expansion project. The BNDES loans are secured by liens on land, equipment and property (including the Jacarei mill), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3% per annum on the principal amount and are indexed using the TJLP, a nominal long-term interest rate that includes an inflation factor. Part of these loans (U.S.$33 million) bear an interest rate of 10.1% (the UMBNDES Index). The UMBNDES Index is a weighted average rate based on the exchange rate of a basket of currencies, predominantly the U.S. dollar, held by BNDES. At December 31, 2003, the TJLP was fixed at 11%, and during 2003 averaged 11.5% per year. See Notes 11 and 12 to our consolidated financial statements.

C. Interests of Experts and Counsel

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

         See "Item 3--Key Information--Selected Financial Data" and "Item 18-- Financial Statements."

Legal Matters

         We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. These include general civil, tax and employee litigation and administrative proceedings. At December 31, 2003, we were defendants in approximately 1,119 labor lawsuits filed by our former employees and former employees of our subcontractors and 118 civil proceedings. We believe that we will prevail in the majority of these lawsuits, and do not consider that, if decided against us, these proceedings individually or in the aggregate, will have a material adverse effect on us or in our financial condition. At December 31, 2003, our provisions for legal proceedings were approximately U.S.$56 million, of which approximately U.S.$44 million related to tax disputes and approximately U.S.$12 million related to civil and labor proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions.

         On April 1, 2002, IHU-Instituto Ecologico de Defesa e Preservacao do Meio Ambiente (Ecologic Institute for the Protection and Preservation of the Environment), a non-governmental organization, filed a public civil lawsuit seeking to suspend the licensing of our co-generation unit at the Jacarei mill, based on a legal prohibition as to the installation of thermal electric plants in that region. IHU was granted an injunction to stop the licensing. On May 13, 2002, however, at our request, the State Court of Sao Paulo suspended this injunction. On December 18, 2002, we obtained the licensing of installation of the co-generation with CETESB (government environmental entity). However, on April 2, 2003, the State Court of Justice reestablished the suspended injunction thus suspending the licensing process once again. On October 31, 2003, we appealed these decisions to the Supreme Court. We are currently awaiting the decision by the Supreme Court on our appeal. Additionally, on March 27,

2003, the Public Prosecutor Office began an investigative proceeding to verify the legal possibility of installation of a co-generation plant in the city of Jacarei. This proceeding was denied and we entered with another proceeding. We are currently awaiting the result of the investigations. We believe that possibilities of success in both proceedings are reasonable. Furthermore, a prohibition of the installation of the co-generation unit would not have a material adverse impact on our production at the Jacarei mill since our current generation capacity is sufficient to meet our current needs.

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

         On March 9, 1999, we filed a lawsuit against the change in the calculation of the PIS and Cofins. On April 5, 1999 and April 7, 1999, respectively, we obtained a favorable ruling to the challenge on the calculation. We are evaluating our chances of success in this lawsuit, because there has been no final decision by the Supreme Court on this matter.

         In addition, we are party to certain lawsuits and administrative proceedings before various courts and governmental agencies with respect to certain tax liabilities arising in the ordinary course of our business. We cannot assure you that we will be successful in obtaining the right to these tax credits or in contesting the imposition of these taxes. For more information on our lawsuits, see note 14 to our audited consolidated financial statements.

Dividend Policy and Dividends

         General

         In order to determine the amounts available for dividend distribution, we are subject to the following procedures, established by the Brazilian corporate law. We must allocate 5% of our annual net income, determined in accordance with the requirements of the Brazilian corporate law, to a legal reserve until the legal reserve equals 20% of our share capital as of the end of the most recent fiscal year. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our other capital reserves, exceeds 30% of our capital. The legal reserve may be used only to offset any accumulated deficit or to increase our share capital and may not be distributed. At December 31, 2003, the legal reserve outstanding balance was R$109 million, equivalent to U.S.$38 million at the December 31, 2003 exchange rate.

         According to the Brazilian corporate law, after allocation of any amounts to the legal reserve, we may, subject to shareholders' approval, make allocations from the remaining balance to a contingency reserve against future losses.

         At the end of each fiscal year, all shareholders are entitled to receive a mandatory dividend, also known as the mandatory distribution. For the mandatory distribution, we must distribute at least 25% of the net income after taxes, after deducting the accumulated losses and after deducting any amounts allocated to employee's and management participation, and as reduced or increased, as the case may be, by the following amounts:

         o    the amount allocated to the legal reserve; and

         o the amount allocated to the contingency reserve and any amount written off in respect of the contingency reserve accumulated in previous fiscal years.

         Under the Brazilian corporate law, the amount by which the mandatory distribution exceeds the "realized" portion of net income for any particular year may be allocated to the unrealized income reserve and the mandatory distribution may be limited to the "realized" portion of net income. The "realized" portion of net income is the amount by which "net income" exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

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

         The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. The dividends we paid in 2003 relate to profits accounted up to December 31, 2002.

         Unappropriated retained earnings, as reported in our U.S. GAAP financial statements, represent retained earnings after appropriations specified in the Brazilian corporate law as described in the fourth paragraph under "--General." Unappropriated retained earnings in U.S. GAAP have no relevant impact on U.S. investors since the distributable earnings are those recorded in our books in accordance with Brazilian GAAP. The appropriated reserve balances in the U.S. GAAP financial statements at the balance sheet dates reflect the underlying Brazilian statutory accounts translated at historical exchange rates. The unappropriated retained earnings balance in the U.S. GAAP financial statements does not reflect amounts available for distribution. At December 31, 2003, in our legal books prepared in accordance with Brazilian GAAP, we had unappropriated retained earnings (sum of the accounts Reserve for Accumulated Financial Results (Reserva de Resultados Acumulados) and Reserve for Retained Earnings (Reserva de Retencao de Lucros)) of R$1,614 million, equivalent to U.S.$559 million at the exchange rate at December 31, 2003. We had unappropriated retained earnings of U.S.$286 million at December 31, 2002 and U.S.$335 million at December 31, 2001 at the exchange rate at the referred dates. Unappropriated retained earnings as reported in accordance with Brazilian GAAP may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with Brazilian GAAP, unless the negative balance is reversed by releasing other reserves.

         The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses that are included in the results of operations determined under Brazilian GAAP and which affect the amount of unappropriated earnings available for distribution. At December 31, 2003, on a consolidated basis, we and our subsidiaries recorded under Brazilian GAAP foreign exchange losses (including gains from foreign currency swap contracts and excluding Aracruz's foreign exchange gain) of R$24 million (equivalent to U.S.$8 million at the average exchange rate for 2003).

         Mandatory distribution

         Under our by-laws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual dividend. The dividend must be distributed within 60 days of the annual shareholders' meeting at which the distribution is approved, unless a shareholders' resolution determines another date for distribution, which may not be later than the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, holders of preferred shares are not entitled to a fixed or minimum dividend, but have the right to receive dividend payments per share that are 10% greater than those paid to holders of common shares. The mandatory distribution is based on a percentage of adjusted net income, which may not be lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporate law permits, however, a public company to suspend the mandatory distribution of dividends if the board of directors report to the shareholders' meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders' meeting and review by the Conselho Fiscal. The board of directors must file a justification for a dividend suspension with the CVM within five days of the date of the shareholders' meeting. Profits not distributed by virtue of the suspension mentioned above must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits such payments. The rules regarding suspension apply to the holders of preferred shares and, consequently, to the holders of ADSs. The mandatory distribution may also be limited to the "realized" portion of net income, as described under "--General." On December 3, 2003 we changed our dividend policy. For further information on the new policy, see "Dividend Policy."

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

         We may prepare financial statements semiannually or for shorter periods. Our board of directors may declare a distribution of dividends based on the profits reported in semiannual financial statements. The board of directors may also declare a distribution of interim dividends based on profits previously accumulated or in profits reserve which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders' meeting.

         In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itau S.A., also known as the custodian, as agent for the depositary, which is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itau S.A. The depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the preferred shares remitted outside Brazil.

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

         Dividend policy

         The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common stock and will depend on many factors. These factors include our results of operations, financial condition, cash requirements, future prospects, our credit ratings, macroeconomic conditions and other factors deemed relevant by our shareholders. Our shareholders have historically acted on these matters at the recommendation of our board of directors. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributed to shareholders' equity.

         On December 3, 2003, our board of directors approved a change in our dividend policy. Under the new policy, we intend to pay dividends and/or interest on equity based on 60% of "free cash flow." "Free cash flow" is expected to be an amount equal to "EBITDA" minus "changes in working capital," minus "income taxes" and minus "capital expenditures" and will be based upon our financial statements prepared in accordance with the Brazilian corporate law, Brazilian GAAP and the rules and regulations of the CVM and Bovespa. "EBITDA" means operating profit before financial expenses (income) and gains (losses) from certain investments accounted for by the equity method plus depreciation, amortization and depletion; "changes in working capital" means the net cash provided by (or used in) the decrease (increase) of current assets and the increase (decrease) of current liabilities; "income tax" means the income tax and social contribution effectively paid by us and "capital expenditures" means the net cash used in our capital expenditures, in each case as such items appear in the income statement and/or the statement of cash flows contained in our year-end financial statements prepared in accordance with the requirements of the Brazilian corporate law.

         The new policy went effective in 2004 and will apply to any future distribution of dividends and/or interest on equity, as well as to any distribution related to the 2003 fiscal year. It is anticipated that, given the cyclical nature of our pulp and paper business, distributions of dividends and/or interest on equity will be made once a year.

         The declaration of annual dividends, including dividends in excess of the mandatory distribution, will continue to require approval by the majority of our common stockholders and will continue to depend on many factors, including our results of operations, financial condition, cash requirements, future prospects, our credit ratings, macroeconomic conditions and other factors deemed relevant by our shareholders and board of directors. We may change or rescind our dividend policy at any time.

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

                                          Common shares    Preferred shares   Common shares(1)    Preferred shares(1)
                              Fiscal      -------------    ----------------   ----------------    -------------------
First payment date             year       (in R$ per 1,000 shares)              (in U.S. dollars per 1,000 shares)
--------------------------    ------
June 17, 1996.............    1995             R$0.1115       R$0.1115            U.S.$0.1113        U.S.$0.1113
June 30, 1997.............    1996               0.5219         0.5219                 0.4846             0.4846
June 30, 1998.............    1997               0.2497         0.2747                 0.2159             0.2375
June 30, 1999.............    1998               0.2599         0.2859                 0.1469             0.1616
June 30, 2000.............    1999               1.0471         1.1518                 0.5817             0.6399
June 26, 2001.............    2000               2.5941         2.8536                 1.1211             1.2332
June 21, 2002.............    2001               2.3068         2.5375                 0.8103             0.8913
June 20, 2003.............    2002               2.8555         3.1410                 0.9884             1.0870
May 10, 2004..............    2003               5.9642         6.5606                 1.8988             2.0887

------------------
(1) Based on declared cash dividends translated to U.S. dollars at the exchange rate in effect on the first payment date and divided by the number of shares outstanding on the date the dividend was declared.


         The dividends we paid amounted to U.S.$37 million in 2001, U.S.$34 million in 2002 and U.S.$40 million in 2003.

         At our annual shareholders' general meeting held on April 23, 2004, our shareholders approved the payment of dividends in the amount of approximately R$239 million (approximately U.S.$82 million), which represented approximately 28.5% of adjusted net income in reais for the year 2003, in accordance with the Brazilian corporate law. Holders of our preferred shares have the right to receive a dividend per share of 10% more than that paid to the common shares.

B. Significant Changes

         No significant changes or events have occurred after the close of the balance sheet date at December 31, 2003, other than the events already described in this annual report.

         For a summary of our announced unaudited financial results for the first quarter of 2004, see "Item 5A. Operation Results--Recent Developments."

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

         Before the offering of 7,920,000 ADS, on April 13, 2000, or the ADS Offering, there was no active public market for the ADSs. The ADSs are listed on the New York Stock Exchange under the trading symbol "VCP." Our preferred shares trade on the Sao Paulo Stock Exchange under the symbol "VCPA4" (prior to December 3, 1999 we traded under the symbol "PSIM4"). At December 31, 2003, we had approximately 6,671 shareholders of record.

Market Price Information

         The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for 1,000 preferred shares on the Sao Paulo Stock Exchange. The table also sets forth, for the periods indicated, the reported high and low sales prices per ADS assuming that ADSs had been outstanding on such dates and translated into U.S. dollars, as from the second quarter of 2000, at the commercial market rate for the sale of U.S. dollars at the last day of each respective quarter. See "Item 3--Key Information--Selected Financial Data--Exchange Rates" for information with respect to exchange rates applicable during the periods set forth below:


                                              Reais per 1,000     U.S. dollars
                                              Preferred Shares       per ADS
                                              ----------------  ----------------
                                               High      Low     High      Low
                                              ------   -------  ------   -------
1999:
         Annual.............................   83.00    10.80    --       --

2000:
         Annual.............................   85.00    50.50    23.06    13.00

2001:
         Annual.............................   84.00    51.00    17.74    11.49

2002:
         First Quarter .....................   93.00    75.00    19.67    15.70
         Second Quarter.....................  111.00    86.16    21.12    16.00
         Third Quarter......................  109.00    90.03    18.89    13.40
         Fourth Quarter.....................  122.19    98.50    17.62    12.50
         Annual.............................  108.79    87.42    19.32    14.40

2003:
         First Quarter .....................  135.39   116.01    19.70    16.00
         Second Quarter.....................  129.99    96.00    20.50    16.33
         Third Quarter......................  162.00   109.00    27.90    19.19
         Fourth Quarter.....................  183.88   143.90    32.04    24.40
         Annual.............................  183.88    96.00    32.04    16.00

Share price for the most recent six months:
         December 2003......................  183.88   148.03    32.04    25.65
         January 2004.......................  198.00   170.11    34.94    29.61
         February 2004......................  199.00   165.00    34.38    28.88
         March 2004.........................  205.00   180.01    35.65    31.70
         April 2004.........................  210.00   183.03    36.23    31.23
         May 2004...........................  195.50   166.01    32.21    26.80
         June 2004 (through June 24, 2004)..  207.00   188.02    33.24    30.50

         On June 24, 2004, the last reported closing sale price for the preferred shares on the Sao Paulo Stock Exchange was R$189.00 per 1,000 preferred shares, equivalent to U.S.$30.55 per ADS translated at the exchange rate of R$3.103 per U.S.$1.00, the commercial market rate on that date.

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

         On December 12, 2003 BNDESPAR and certain Votorantim companies completed a secondary global offering of 9,217,318 ADSs (or its equivalent in preferred shares). On December 19, 2003, BNDESPAR sold an additional 1,127,148 of ADSs (or its equivalent in preferred shares) pursuant to an overallotment option granted to the underwriters. We did not receive any proceeds from that offering.

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

         The Sao Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At April 30, 2004, the aggregate market capitalization of the 364 companies listed on the Sao Paulo Stock Exchange was equivalent to approximately U.S.$210 billion, and the ten largest companies listed on the Sao Paulo Stock Exchange represented approximately 46% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. On April 30, 2004, we accounted for approximately 1% of the market capitalization of all listed companies on the Sao Paulo Stock Exchange.

         Trading on the Sao Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See "Item 10--Additional Information--Memorandum and Articles of Association" and "Item 10--Additional Information--Exchange Controls."

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

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

         We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors

         The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company's executive officers and directors. While our directors meet the qualification requirements of the Brazilian Corporate Law and the CVM, we do not believe that our directors would be considered independent under the NYSE test for director independence.

         The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders' meeting. All of our directors are elected by, and represent, our controlling shareholders.

Executive Sessions

         NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management. The Brazilian Corporate Law does not have a similar provision. According to the Brazilian Corporate Law, up to one-third of the members of the board of directors can be elected from management. No member of our executive committee serves as a director. The directors are not expressly empowered to serve as check on management and there is no requirement that our directors meet regularly without management. As a result, our directors do not typically meet in executive sessions.

Nominating/Corporate Governance Committee

         NYSE rules require that listed companies have a Nominating/Corporate Governance Committee composed entirely of independent directors and governed by a written charter addressing the committee's required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under applicable Brazilian law to have a Nominating Committee/Corporate Governance Committee, and accordingly, to date, have not established such a committee. The directors are elected by our shareholders at a general shareholders' meeting. Our corporate governance practices are adopted by the entire board.

 Compensation Committee

         NYSE rules require that listed companies have a Compensation Committee composed entirely of independent directors and governed by a written charter addressing the committee's required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non-CEO compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a Compensation Committee. Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determination, the board reviews the performance of each executive officer and each of the goals they were supposed to achieve during the year.

Audit Committee

         NYSE rules require that listed companies have an audit committee that
(i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee's required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee, or audit board in our case, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Conselho Fiscal composed of three to five members who are elected at the general shareholders' meeting. The Conselho Fiscal operates independently from management and from a company's external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

         We are currently studying the differences between the Conselho Fiscal and the Audit Committee, as required by NYSE, and we intend to be in compliance with the NYSE requirements for audit committee charters by July 31, 2005.

Shareholder Approval of Equity Compensation Plans

         NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under the Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval. We have no equity compensation plans.

Corporate Governance Guidelines

         NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We believe that the corporate governance guidelines applicable to us under Brazilian corporate law are consistent with the guidelines established by the NYSE.

Code of Business Conduct and Ethics

         NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we have recently amended our code of ethics to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules. We believe our code, as amended, substantially addresses the matters required to be addressed by the NYSE rules. A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics, see "Item 16 - Code of Ethics."

Internal Audit Function

         NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company's risk management processes and system of internal control. Brazilian law does not require that companies maintain an internal audit function. We, however, maintain an internal audit function, which is co-managed by Deloitee Touche Tohmatsu, which is responsible for the evaluation and effectiveness of our internal procedures and reporting systems.

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

         On February 7, 2003, the Lorentzen Group and the Safra Group announced the signing of an agreement in which the Lorentzen Group and the Safra Group agreed that, until the termination of the existing Aracruz shareholders' agreement, a sale by either party of its voting interest in Aracruz must be approved by the other party. This new agreement provides that (i) neither party may take any action or omit to take any action which results in the extension or renewal of the existing shareholders' agreement, and (ii) after May 11, 2008 (the date of termination of the existing shareholders' agreement), (A) the sale by either party shall be subject to rights of first refusal by the other party and to "tag-along" rights (the right of a party to the agreement to sell on a pro-rata basis its shares if another party is selling shares) and (B) in the event of a sale by either of them to a third party, the purchaser must adhere to the provisions of the new agreement.

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

         For additional information on our material contracts, see "Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources."

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

Taxation of gains

         Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. According to Provisional Measure No. 135 Enacted on October 30, 2003, which came into force on January 1, 2004, the disposition of assets located in Brazil by a non-Brazilian holder may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Provisional Measure No. 135, considering the general and unclear scope of Provisional Measure No. 135 and the lack of a judicial court ruling in respect thereto we are unable to predict whether our belief will ultimately prevail in the Brazilian courts.

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

         Non-Brazilian holders are generally subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of preferred shares if the transaction is carried out outside any Brazilian stock, future or commodities exchange. Gains realized by a non-Brazilian holder upon the redemption of preferred shares will be treated as gain from the disposition of such preferred shares occurring outside of a stock exchange and will accordingly be subject to tax at a rate of 15%.

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

Interest attributed to shareholders' equity

         Distribution of a notional interest charge attributed to shareholders' equity in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, is subject to Brazilian withholding income tax at the rate of 15%. Such payments, subject to certain limitations, are deductible for Brazilian income tax and for social contribution purposes as long as the payment of a distribution of interest is credited to a shareholder's account and approved at our general meeting of shareholders. Current Brazilian corporate law establishes that a notional interest charge attributed to shareholders' equity can either be accounted for as part of the mandatory dividend or not. In case the payment of such interest is accounted for as part of the mandatory dividend, we would be required to pay an additional amount to ensure that the net amount received by the shareholders, after the income tax, is at least equal to the mandatory dividend. The distribution of interest attributed to shareholders' equity would be proposed by our board of directors and subject to subsequent declaration by the shareholders at a general meeting.

Beneficiaries resident or domiciled in tax havens or low tax jurisdictions

         Law No. 9,779/99, in effect as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven, is subject to withholding income tax at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders' equity is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%. Capital gains for gains realized are not subject to this 25% tax even if the beneficiary is a resident in a tax haven. A tax haven jurisdiction is considered to be any country or location, (i) which does not impose income tax or imposes income tax at a maximum rate lower than 20% or (ii) where internal legislation imposes restrictions on the disclosure of the shareholding composition or ownership of investments.

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

         Tax on bank account transactions (CPMF)

         As a general rule, financial transactions or CPMF tax is imposed on any removal of funds from accounts at banks. Transactions by the depositary or by holders of preferred shares that involve the transfer of Brazilian currency through Brazilian financial institutions will be subject to the CPMF tax. When non-Brazilian holders transfer the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF tax is imposed on the amount to be remitted abroad in Brazilian reais. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. The CPMF tax is generally imposed on bank account debits at a current rate of 0.38%. President Luis Inacio Lula da Silva has recently sent over to the Brazilian Congress a Proposal for Constitutional Amendment (PEC) No. 41 of 2003 as part of the Brazilian Tax Reform. According to such proposal, the assessment of CPMF was extended to December 31, 2007 at a 0.38% rate. In the event we perform any exchange transaction in connection with ADSs or preferred shares, we will be responsible for collecting the CPMF tax.

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

         Social Contribution Tax (Cofins and PIS)

         The Federal government enacted law No. 10,833/03, which created the non-cumulative Cofins, which entered into effect in February 2004. This new Cofins was an increase from the previously charged rate of 3.0% to 7.6% and the PIS was increased from 0.65% to 1.65%, calculated on gross sales plus income (including financing income). On the other hand, these new taxes allowed for certain credits for the basis of calculation as raw materials, services and national finance expenses. Sales of investments (shares and fixed assets) are not considered in the calculation of these taxes.

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

U.S. federal income tax consequences

         The following discussion, subject to the limitations provided above and herein, sets forth the material United States federal income tax consequences to U.S. holders in respect of the purchase, ownership and disposition of the preferred shares or ADSs.

         In general, for purposes of the U.S. Internal Revenue Code of 1986, as amended (also called the Code), holders of ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

         Taxation of dividends

         Distributions with respect to the preferred shares or the ADSs (other than distributions in redemption of the preferred shares described in section 302(b) of the Code or in a liquidation of VCP) (including distributions of notional interest charges on shareholders' equity) will, to the extent made from current or accumulated earnings and profits of VCP as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the preferred shares or ADSs to qualify as dividends for U.S. federal income tax purposes depends on the future profitability of VCP and other factors, many of which are beyond our control. To the extent that such a distribution exceeds the amount of VCP's earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. holder's adjusted tax basis in the preferred shares or ADSs, and thereafter as capital gain. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to:

         o preferred shares of a U.S. holder generally will be includible in the gross income of such U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, or

         o preferred shares represented by ADSs generally will be includible in the gross income of a U.S. holder of such ADSs as ordinary income on the day on which the dividends are received by the depositary, and, in either case, will not be eligible for the dividends received deduction allowed to corporations under the Code.

         Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent "qualified dividend income." Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company ("PFIC"), foreign personal holding company ("FPHC") or foreign investment company ("FIC"). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed, but no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not a PFIC,

FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year. However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC, FPHC, or FIC for the current, or any past or future tax year. The potential application of the PFIC rules to our operations is further discussed below.

         Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a United States exchange. In addition, the United States Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. You should consult your own tax advisors regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances.

         Dividends paid in reais will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. holder, in the case of preferred shares, or the depositary, in the case of preferred shares represented by ADSs, regardless of whether the payment is in fact converted to U.S. dollars.

         If dividends paid in reais are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary, as the case may be, U.S. holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. holder through the date such payment is converted into dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss. However, U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received by the U.S. holder or the depositary are not converted into U.S. dollars on the date of receipt.

         Dividends received by most U.S. holders will constitute foreign source "passive income" or, in the case of some U.S. holders such as banks, "financial services" income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, the Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability (or at a U.S. holder's election, may be deducted in computing taxable income). The rules with respect to foreign tax credits are complex and U.S. holders are urged to consult their tax advisors regarding the availability of foreign tax credit under their particular circumstances. The Internal Revenue Service, or IRS, has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Brazilian withholding tax on dividends paid with respect to preferred shares represented by ADSs could be affected by future action taken by the IRS.

         Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the U.S. Treasury Regulations under that section, the term "preferred stock" generally refers to stock which enjoys limited rights and privileges (generally associated with specified dividend and liquidation priorities), but does not participate in corporate growth to any significant extent. While the preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, it is not entirely clear whether the preferred shares will be treated as "preferred stock" or "common stock" within the meaning of section 305 of the Code. If the preferred shares are treated as "common stock" for purposes of section 305, distributions to U.S. holders of additional shares of such "common stock" or preemptive rights relating to such "common stock" with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all our shareholders likely will not be treated as dividend income for U.S. federal income tax purposes. On the other hand, if the preferred shares are treated as "preferred stock" within the meaning of section 305, then, in addition to being taxable on cash distributions as described above, a U.S. holder will be taxable on distributions of additional shares or preemptive rights (including amounts withheld in respect of any Brazilian taxes). In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

         Taxation of Capital Gains

         Deposits and withdrawals of preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

         Gain or loss realized by a U.S. holder on the sale, redemption or other disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder's adjusted basis in the preferred shares or the ADSs and the amount realized on the disposition. Capital gains of individuals derived with respect to capital assets held for more than one year may be eligible for reduced rates of taxation. For example, for capital assets held for over one year and sold or exchanged on or after May 2, 2003 but in taxable years beginning before Janauary 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss.

         If a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs (see "-- Brazilian Tax Consequences"), the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian withholding tax. The availability of U.S. foreign tax credits for these Brazilian taxes and any Brazilian taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to various limitations and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders are urged to consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

Passive Foreign Investment Companies

         If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation's gross income consists of certain types of "passive" income, or the average value during a taxable year of the "passive assets" of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation's assets, the corporation will be treated as a PFIC under U.S. federal income tax law. If a corporation is treated as a PFIC, a U.S. holder may be subject to increased tax liability upon the sale of preferred shares or ADSs, or upon the receipt of certain dividends, unless such U.S. holder makes an election to be taxed currently on its pro rata portion of the corporation's income, whether or not such income is distributed in the form of dividends, or otherwise makes a "mark-to-market" election with respect to the corporation's stock as permitted by the Code. In addition, as discussed above, a U.S. holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income. As stated above, although no assurances can be given, based on our operations and business plans and the other items discussed above, we do not believe that we are currently a PFIC, and do not expect to become a PFIC for our 2004 taxable year.

Information Reporting and Backup Withholding

         Information reporting requirements will apply to dividends in respect of the preferred shares or ADSs or the proceeds received on the sale, exchange, or redemption of the preferred shares or ADSs paid within the United States (and, in some cases, outside of the United States) to U.S. holders other than some exempt recipients (such as corporations), and a 28% backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

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

         We also use cross-currency interest rate swap contracts to hedge U.S. dollar-denominated debt. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of income in "Foreign exchange losses, net" in 2001, 2002 and 2003.

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

         After the currency devaluation in January 1999, we decided to reduce significantly our net exposure in U.S. dollars. As of December 31, 1999, our net foreign currency exposure was U.S.$61 million (U.S. dollar asset position exceeded the U.S. dollar liability position). This policy limited our foreign exchange loss to U.S.$69 million in 1999, despite the effects of the 48% devaluation of the real on our U.S. dollar-denominated debt of U.S.$753 million at December 31, 1998. In 2000, we continued our policy of protection of our dollar assets and liabilities through cross-currency interest rate swap contracts and through the natural hedge provided by our exports. On December 31, 2001, as a result of those cross-currency interest rate swap contracts, our net exposure under our U.S. dollar denominated debt raised and payable in Brazil (which excludes the offshore debt which we expect will be settled through proceeds from our export sales) was U.S.$7 million. At December 31, 2002, our net exposure of our U.S. dollar denominated debt raised and payable in Brazil was a negative U.S.$39 million, indicating we were overhedged. At December 31, 2002, our offshore debt totaled approximately U.S.$580 million of our total foreign currency denominated debt of approximately U.S.$923 million. At December 31, 2003, our offshore debt totaled approximately U.S.$501 million of our total foreign currency denominated debt of approximately U.S.$1,006 million. At present, we, along with other Brazilian companies, have limited sources of long-term financing denominated in reais. We believe we have access to a sufficient number of foreign-currency financing sources to meet our needs without resorting to more expensive real-denominated financing.

         Our foreign currency debt reflects a strategy to continue raising funds in U.S. dollars, and to invest the proceeds in investments bearing higher interest rates in the Brazilian market. We succeeded in lengthening the average maturity of our debt over time. The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt decreased from 30% at December 31, 2002 to 42% at December 31, 2003.

Foreign currency risk

         Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2003 included borrowings denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar-denominated debts less our cross-currency interest rate swap contracts in our U.S. dollar-denominated assets) was U.S.$47 million (liabilities were higher than assets) at December 31, 2003 compared to negative U.S.$39 million at December 31, 2002. As of December 31, 2003, approximately 61% (88% in 2002) of our cash, cash equivalents and held-to-maturity investments were denominated in U.S. dollars. Our sales outside of Brazil are largely U.S. dollar-denominated, while sales of pulp within Brazil are denominated in reais but based on U.S. dollar prices, with most of our operating costs being denominated in reais. Our cross-currency interest rate swap contracts partially hedge our exposure arising from our U.S. dollar-denominated debt. We evaluate the macroeconomic situation and its impact on our financial position on a weekly basis.

         The specific foreign currency risks which have caused us to enter into swap contracts to protect ourselves against a possible devaluation of the real were associated with the exposures generated by our U.S. dollar-denominated (short- and long-term) debt. The contracts protect against these risks by committing the counterparties and ourselves to positions in foreign currency, thereby offsetting, to the extent of these contracts, the effects of currency fluctuations on our foreign currency debts. The management of our net exposure position takes into account a number of current and projected economic factors and market conditions. At December 31, 2002 and 2003, the notional amounts of our outstanding foreign currency swap contracts were U.S.$255 million and U.S.$214 million, respectively, and their fair values were U.S.$93 million and U.S.$51 million, respectively. The weighted average pay rates on our outstanding foreign currency swap contracts are floating rate-based on the Certificado de Deposito Interbancario, or CDI. The fair values of our cross-currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts.

         The table below provides information on our debt outstanding as of December 31, 2003. The amounts have been translated into U.S. dollars based on the exchange rate prevailing on December 31, 2003, as determined by the Central Bank (R$2.8915 for U.S.$1.00).

                                                         As of December 31, 2002
                                          --------------------------------------------------
                                          Expected maturity date
                                          ----------------------
                                                                   After              Fair
                                           2004    2005    2006    2006    Total    Value(1)
                                          ------  ------  ------  ------   ------   --------
                                                          (U.S.$ in millions)
Short-term debt:
    Reais..............................      25      -       -       -        25        25
    U.S. dollars.......................     454      -       -       -       454       420
                                          ------  ------  ------  ------   ------   --------
        Total short-term debt
        (including current portion
        of long-term debt).............     479      -       -       -       479       445
Long-term debt:
    Reais..............................       -      6       6      15        27        27
    U.S. dollars.......................       -    364     211      65       640       548
                                          ------  ------  ------  ------   ------   --------
        Total long-term debt...........       -    370     217      80       667       575
                                          ------  ------  ------  ------   ------   --------
Total..................................     479    370     217      80     1,146     1,020
                                          ======  ======  ======  ======   ======   ========

------------------
(1) The methodology used to determine the fair value included is described in note 13 to our audited consolidated financial statements.

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

         On December 31, 2003, the carrying value of our U.S. dollar-denominated short-term debt was U.S.$48 million and our U.S. dollar- and real-denominated long-term debt, including the current portion, was U.S.$1,098 million.

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

         The percentage of our debt subject to fixed and floating interest rates is as follows:

                                                            As of December 31,
                                                          ---------------------
                                                           2003           2002
                                                          ------         ------
              Floating rate debt:
                o   Denominated in U.S. dollars.........     85%            74%
                o   Denominated in reais................      4%            11%
                                                           ----            ---
                         Subtotal.......................     89%            85%

              Fixed rate debt:
                o   Denominated in U.S. dollars.........     11%            18%
                         Subtotal.......................     11%            15%
                                                          ------         ------
                             Total......................    100%           100%

         Our cross-currency interest rate swap contracts are effected to mitigate the potential foreign currency exchange losses which would be generated by our U.S. dollar-denominated liabilities in the event of a devaluation. We make our export sales in U.S. dollars, which helps us to mitigate potential losses in the event of a devaluation.

Interest rate risk

         Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank. On December 31, 2002, the TJLP was fixed at 11%, and during 2002 averaged 9.875% per year. At December 31, 2003, the TJLP was fixed at 11% and during 2003 averaged 11.5% per year.

         The interest rate on our cash, cash equivalents and held-to-maturity investments denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

         The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2003.

                                                                As of December 31, 2003
                                          -----------------------------------------------------------------
                                             Expected maturity date
                                          ----------------------------
                                                                 After               Fair    Average annual
                                          2003    2004    2006    2006     Total   value(1)  interest rate
                                          ----    ----    ----    ----     -----   --------  -------------
                                                       (U.S.$ in millions)
Assets:
                                                                                               96.66% of
Cash and cash equivalents denominated                                                      Brazilian Interest
    in reais............................   108       -       -       -      108      108     Interbank Rate
Cash and cash equivalents denominated
    in U.S. dollars.....................   182       -       -       -      182      182    6.40% per year

                                                                                               102.98% of
Held-to-maturity investments                                                               Brazilian Interest
    denominated in reais................     7       -       -       1        8        8     Interbank Rate
Held-to-maturity investments
    denominated in U.S. dollars.........    99      55      25     116      295      300    14.05% per year
                                         -----   -----   -----   -----    -----    -----
Total cash, cash equivalents and
    held-to-maturity investments........   396      55      25     117      593      598
                                         =====   =====   =====   =====    =====    =====
Liabilities:


Short-term debt:
    Floating rate, denominated in U.S.                                                      LIBOR +1.7%
    dollars.............................   454       -               -      454      420      per year

                                                                                            TJLP (Long-
                                                                                           Term Rate from
                                                                                              BNDES at
                                                                                           11.33% per year
                                                                                           at December 31,
                                                                                            2003) plus 3%
    Floating rate, denominated in reais.    25       -       -       -       25       25      per year
                                         -----   -----   -----   -----    -----    -----
         Total short-term debt..........   479       -       -       -      479      445
                                         =====   =====   =====   =====    =====    =====
Long-term debt:
    Floating rate, denominated in U.S.                                                       LIBOR +1.7%
    dollars.............................     -     239     211      65      515      423      per year

Fixed rate, denominated in U.S. dollars.     -     125               -      125      125    5.7% per year

                                                                                             TJLP (Long-
                                                                                          Term Rate from
                                                                                             BNDES at
                                                                                          11.3% per year
                                                                                          at December 31,
                                                                                           2003) plus 3%
    Floating rate, denominated in reais.     -       6       6      15       27       27     per year
                                         -----   -----   -----   -----    -----    -----
         Total long-term debt...........     -     370     217      80      667      575
                                         -----   -----   -----   -----    -----    -----
Total debt..............................   479     370     217      80    1,146    1,020
                                         =====   =====   =====   =====    =====    =====

------------------
(1) The methodology used to determine the fair value included in the table above is described in note 13 to our audited consolidated financial statements.

Cross-currency interest rate swaps

         We primarily use derivatives to hedge our U.S. dollar-denominated debt. Because a large portion of our debt is denominated in U.S. dollars, we protect ourselves from the effects of unfavorable exchange movements by entering into cross-currency interest rate swap contracts or Brazilian public bonds. See note 13 to our audited consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

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

         At December 31, 2003, all swap transactions were conducted with Banco Votorantim and refer to reais-to-U.S. dollar swap contracts. Our swap activities are contracted specifically to fulfill our needs. See note 12 to our audited consolidated financial statements.

         The table below provides information about our cross-currency interest rate swap contracts:

                                                                As of December 31, 2003
                                ------------------------------------------------------------------------------------------
                                  Expected maturity date
                                --------------------------
                                                                      Fair Value
                                                     After            of assets       Average paying rate      Average
                                2004    2005   2006   2006   Total   (liabilities)(1)     in reais          receiving rate
                                ----    ----   ----   ----   -----   ---------------- -------------------   --------------

Cross-currency interest rate
swap contracts notional
amount
    Reais to U.S. dollars.         -       -           214     214          47       100% of Brazilian     13.3% per year
                                                                                         Interbank
                                                                                       Interest Rate
    U.S. dollars to reais.         -      47             -      47           4         11.3% per year     106% of Brazilian
                                                                                                          Interbank Interest
                                                                                                                 Rate

------------------
(1) The methodology used to determine the fair value included in the table above is described in note 13 to our audited consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         None.

ITEM 15. CONTROLS AND PROCEDURES

         Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-14(c)) within 90 days of the date of this annual report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company, particularly during the period in which this annual report and accounts was being prepared.

         There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls and procedures requiring corrective actions.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

         As of yet, we have not appointed an "audit committee financial expert", as defined by the SEC. As disclosed in item 16D below, we are in the process of implementing a fully independent audit committee as a best corporate governance practice, and presently, our current audit committee does not follow the independence requirements of such rule as we are still exempt from the independence requirements until July 2005 according to Exchange Act Rule 10A-3(a)(5)(A).

ITEM 16B. CODE OF ETHICS

         Our board of directors has adopted a code of ethics that applies to the members of our financial department, including our chief executive officer, our chief financial officer and our chief accounting officer. No waivers, either explicit or implicit, of provisions of the code of ethics were granted to our chief executive officer, chief financial officer or chief accounting officer in 2003. A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.

         Our code of ethics addresses, among others, the following topics:

         o honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

         o full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;

         o compliance with applicable governmental laws, rule and regulations; and

         o the prompt internal reporting of violations of the code of the appropriate person or persons identified in the code.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2003 and December 31, 2002.

                                                     Year Ended December 31,
                                                   ---------------------------
                                                     2003               2002
                                                   --------           --------
                                                  (in thousands of U.S. dollars)
        Audit Fees.............................    U.S.$107           U.S.$108
        Audit-Related Fees(1)..................         199                 29
        All Other Fees.........................           5                 79
                                                   --------           --------
              Total............................    U.S.$311           U.S.$216

------------------
(1) Includes fees charged in connection with the review of the income tax declaration of Votorantim Celulose e Papel S.A.

Audit Fees

         Audit fees in 2003 and 2002 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of the Company's annual financial statements and for the review of our financial information included in this annual report on Form 20-F, reviews of quarterly financial statements and statutory audits of our subsidiaries.

Audit-Related Fees

         Audit-related fees in 2003 and 2002 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with analysis of compliance by us of Sarbanes-Oxley provisions and assurances and services related to audits performed in connection with public offerings of our shares.

Tax Fees

         We did not pay any tax fees in 2003 and 2002.

All Other Fees

         The aggregate of all other fees, other than those described above billed by PricewaterhouseCoopers Auditores Independentes in 2003 and 2002 were related to risk management advice and analysis or review of business plan or planning processes (but not design or implementation thereof).

Pre-Approval Policies and Procedures

         The Board of Directors approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by the Board of Directors in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2003, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

PART III

ITEM 17. FINANCIAL STATEMENTS

         Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

         The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

             Report of Independent Auditors..............................................  F-2

             Consolidated Balance Sheets as of December 31, 2003 and 2002................  F-3

             Consolidated Statements of Income for the years ended December 31, 2003,
             2002 and 2001...............................................................  F-5

             Consolidated Statements of Cash Flows for the years ended December 31,
             2003, 2002 and 2001.........................................................  F-7

             Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001......................................  F-8

             Notes to Consolidated Financial Statements..................................  F-11

         All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are inapplicable and therefore have been omitted.


ITEM 19. EXHIBITS

  Exhibit
  Number     Description
  ------     -----------
  1+         English translation of the By-laws.

  2** Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as depositary, and the Owners and Beneficial Owners of American Depositary Receipts, including the form of American Depositary Receipts.

  2.1* Indenture, dated June 27, 1997, among Voto-Votorantim Overseas Trading Operations N.V., as

  Exhibit
  Number     Description
  ------     -----------
             issuer, The Chase Manhattan Bank, as trustee, registrar, transfer agent and paying agent, and S.A. Industrias Votorantim, Votorantim
             Celulose e Papel S.A., Celpav Celulose e Papel Ltda., and Companhia de Cimento-Portland Gaucho, as guarantors.

  2.2+ First Supplemental Indenture dated as of June 27, 2002 to the Indenture dated as of June 27, 1997 among Voto-Votorantim Overseas Trading Operations N.V., as issuer, Votorantim Participacoes S.A., Votorantim Celulose e Papel S.A. and Cimento Rio Branco S.A., as guarantors, and JPMorgan Chase Bank, as trustee.

  2.3 Indenture, dated July 28, 2003, among Voto-Votorantim Overseas Trading Operations II Limited, as issuer, JPMorgan Chase Bank, as trustee, JPMorgan Chase Bank, London Branch and J.P.Morgan Chase Bank Luxembourg S.A., as paying agents, J.P.Morgan Trust Bank Ltd., as principal paying agent, and Votorantim Participacoes S.A., Votorantim Celulose e Papel S.A., and Cimento Rio Branco S.A., as guarantors.

  2.4 Indenture, dated January 23, 2004, among Voto-Votorantim Overseas Trading Operations III Limited, as issuer, The Bank of New York, as trustee, The Bank of New York, as transfer agent, paying agent and registrar, The Bank of Tokyo-Mitsubishi Ltd., London Branch, as principal paying agent, and Votorantim Participacoes S.A., Votorantim Celulose e Papel S.A., Cimento Rio Branco S.A., and Companhia Niquel Tocantins, as guarantors.

  3.3+ Terms of Adhesion to the Shareholders' Agreement of Aracruz Celulose S.A., dated November 1, 2001.

  4.1*+ Technology Transfer Agreement, dated September 1, 1989, between Kanzaki Paper Mfg. Co., Ltd. and Industrias de Papel Simao S.A.

  4.2*+ Second Amendment Agreement to Technology Transfer Agreement, dated October 4, 1999, between New Oji Paper Co., Ltd. and Indtistrias de Papel Simao S.A.

  4.3*+ Second Addendum to the Industrial Technology License Agreement, dated as of October 4, 1999, between the Registrant and Oji Paper Co., Ltd.

  4.4* Agreement, dated December 29, 1999, between the Registrant and Maspha Comercial Ltda.

  4.5+ Loan Agreement, dated October 29, 2001, among POBT Bank and Trust Limited, Newark Financial Inc. and VCP.

  4.6+ Offshore Export Prepayment Agreement No. G-5261/01, dated October 29, 2001, between ABN Amro Bank N.V. and Newark Financial Inc.

  4.7+ Export Finance Agreement dated as of October 29, 2001 by and between VCP Exportadora e Participacoes S.A., Votorantrade N.V., S.A. Industrias Votorantim, Citrovita Agroindustrial Ltda., Cia. Nitroquimica Brasileira, Cia. Niquel Tocantins, Votorantim Celulose e Papel S.A., Votocel Filmes Flexiveis Ltda., Votorantim Mineracao e Metalurgica Ltda. and Cia. Mineira.

  4.8+ Credit Agreement, dated as of May 23, 2002 in the amount of U.S. $380 million, among Newark Financial Inc., VCP Exportadora e Participacoes S.A., Votorantim Celulose e Papel S.A., VCP Trading N.V., VCP North America Inc., certain lenders, ABN Amro Bank N.V. and The Bank of New York.

  4.9+ Credit Agreement, dated as of September 23, 2002 in the amount of U.S. $203 million, between St. Helen Holding III Ltd. and ABN Amro Bank N.V.

  4.10 Amended and Restated Credit Agreement, dated as of May 23, 2002, as amended and restated as of April 26, 2004 in the amount of U.S. $380 million, among Newark Financial Inc., VCP Exportadora e Participacoes S.A., Votorantim Celulose e Papel S.A., VCP Trading N.V., VCP North America Inc., certain lenders, ABN Amro Bank N.V. and The Bank of New York.

  6+ See Note 2(j) to our financial statements for information explaining how earnings per share information was calculated.

  8+ See Note 2(b) to our financial statements for information regarding our subsidiaries.

  11.1       English translation of Code of Ethics.

  12.1       Rule 13a-14(a)/15(d)-14(a) Cerfiticate of Chief Executive Officer.

  12.2       Rule 13a-14(a)/15(d)-14(a) Cerfiticate of Chief Financial Officer.

  13.1       Section 130 Certification of Chief Executive Officer.

  13.2       Section 130 Certification of Chief Financial Officer.

-----------------
* Incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766).

** Incorporated herein by reference to our registration statement on Form F-6 (No. 333-84964).

+ Portions of the exhibit have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

+     Previously filed.

Votorantim Celulose e Papel S.A.
Consolidated Financial Statements
as at December 31, 2003 and 2002,
and For the Three Years
Ended December 31, 2003
and Report of Independent Auditors




Index to Consolidated Financial Statements                                Page
                                                                          ----

Report of Independent Auditors                                           F - 2
Consolidated Balance Sheet                                               F - 3
Consolidated Statement of Income                                         F - 5
Consolidated Statement of Cash Flows                                     F - 7
Statement of Changes in Shareholders' Equity                             F - 8
Notes to the Consolidated Financial Statements                           F - 11

Report of Independent Registered Public Accounting Firm


To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.





In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity and of cash flows, present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. and its subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The consolidated financial statements of the Company for the year ended December 31, 2001 were audited by other auditors whose report, dated January 28, 2002, expressed an unqualified opinion on those statements.



/s/ PricewaterhouseCoopers
PricewaterhouseCoopers                                      Sao Paulo, Brazil
Auditores Independentes                                     January 20, 2004

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheet at December 31
Expressed in millions of U.S. dollars, except number of shares

------------------------------------------------------------------------------------------------------

Assets                                                                     2003                  2002
                                                              ------------------   -------------------

Current assets
    Cash and cash equivalents                                               290                    90
    Held-to-maturity investments                                            106                    31
    Trade accounts receivable, net                                          151                   136
    Inventories                                                              97                    55
    Recoverable taxes                                                        35                    17
    Other                                                                    11                     9
                                                              ------------------   -------------------

                                                                            690                   338
                                                              ------------------   -------------------

Investment in affiliates, including goodwill                                245                   237
Property, plant and equipment, net                                        1,202                   907

Other assets
    Held-to-maturity investments                                            197                   289
    Unrealized gains from cross currency interest rate swaps                 51                    93
    Deferred income tax                                                      26                    16
    Other                                                                    57                    38
                                                              ------------------   -------------------

                                                                            331                   436
                                                              ------------------   -------------------

                                                                          2,468                 1,918
                                                              ==================   ===================

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheet at December 31

Expressed in millions of U.S. dollars, except number of shares                              (continued)

------------------------------------------------------------------------------------------------------


Liabilities and shareholders' equity                                        2003                 2002
                                                              ------------------  -------------------

Current liabilities
    Trade accounts payables                                                  36                   54
    Short-term debt                                                          48                   66
    Current portion of long-term debt                                       431                  249
    Payroll, profit sharing and related charges                              13                    9
    Income taxes                                                              8                    6
    Other                                                                    24                   16
                                                              ------------------  -------------------

                                                                            560                  400
                                                              ------------------  -------------------

Long-term liabilities
    Long-term debt                                                          667                  724
    Accrued liabilities for legal proceedings                                56                   27
                                                              ------------------  -------------------

                                                                            723                  751
                                                              ------------------  -------------------

Commitments and contingencies (Note 14)

Shareholders' equity
    Preferred shares, no par value, 56,000,000,000 shares
       authorized, 17,182,209,232 shares issued at December
       31, 2003 and 2002                                                    553                  553
    Common shares, no par value, 28,000,000,000 shares
       authorized, 21,140,490,321 shares issued at December
       31, 2003 and 2002                                                    767                  767
    Additional paid-in capital                                               29                   24
    Treasury shares, at cost, 2003 - 1,580,000 preferred
       shares; 2002 - 144,300,000 preferred shares.                          (1)                  (4)
    Appropriated retained earnings                                           46                   31
    Unappropriated retained earnings                                        773                  584
    Accumulated other comprehensive deficit
       Net unrealized loss on available-for-sale
         securities of affiliates                                            (1)                  (1)
       Cumulative translation adjustment                                   (981)              (1,187)
                                                              ------------------  -------------------

                                                                          1,185                  767
                                                              ------------------  -------------------

                                                                          2,468                1,918
                                                              ==================  ===================



The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statement of Income
Expressed in millions of U.S. dollars, except number of shares

----------------------------------------------------------------------------------------------------------------------------------



                                                                                        2003             2002              2001
                                                                              ---------------  ---------------   ---------------

Net operating revenue
    Domestic sales (net of sales taxes: 2003 - US$ 123;
       2002 - US$ 109 and 2001 - US$ 99)                                                 443              410               443
    Export sales (including related party sales: 2003 - US$ 58;
       2002 - US$ 119; 2001 - US$ 194)                                                   373              199               211
                                                                              ---------------  ---------------   ---------------

                                                                                         816              609               654
                                                                              ---------------  ---------------   ---------------

Operating costs and expenses
    Cost of sales                                                                        421              329               344
    Selling and marketing                                                                 82               58                56
    General and administrative                                                            33               30                32
    Other operating expenses, net                                                         12               15                 5
                                                                              ---------------  ---------------   ---------------

                                                                                         548              432               437
                                                                              ---------------  ---------------   ---------------

Operating profit                                                                         268              177               217
                                                                              ---------------  ---------------   ---------------

Non-operating income (expense)
    Financial income                                                                      65               73                71
    Financial expense                                                                    (71)             (59)              (39)
    Foreign exchange loss, net                                                           (14)             (11)               (8)
                                                                              ---------------  ---------------   ---------------

                                                                                         (20)               3                24
                                                                              ---------------  ---------------   ---------------

Income before taxes on income and cumulative effect of
    accounting change and equity in affiliates                                           248              180               241
                                                                              ---------------  ---------------   ---------------

    Current income tax expense                                                           (40)             (24)              (40)
    Deferred income tax benefit (expense)                                                 17               34               (19)
                                                                              ---------------  ---------------   ---------------


Income before cumulative effect of accounting change and
    equity in affiliates                                                                 225              190               182
                                                                              ---------------  ---------------   ---------------


    Equity gain (loss) of affiliates                                                      19             (121)                -
    Cumulative effect of accounting change, net of tax (Note 2 (p))                        -                -                10
                                                                              ---------------  ---------------   ---------------

Net income                                                                               244               69               192
                                                                              ===============  ===============   ===============


Votorantim Celulose e Papel S.A.

Consolidated Statement of Income

Expressed in millions of U.S. dollars, except number of shares                                                     (continued)

------------------------------------------------------------------------------------------------------------------------------




                                                                                      2003             2002              2001
                                                                              ---------------  ---------------   ---------------

Net income applicable to preferred shares                                               115                32               90
Net income applicable to common shares                                                  129                37              102
                                                                             ---------------   ---------------  ---------------

Net income                                                                              244                69              192
                                                                             ===============   ===============  ===============

Basic and diluted earnings per ADS - in U.S. dollars
    (1 ADS: 500 preferred shares)
    Preferred                                                                          3.35              0.96             2.65
    Common                                                                             3.05              0.87             2.41

Basic and diluted earnings per 1,000 shares - in U.S. dollars
    Preferred                                                                          6.70              1.91             5.31
    Common                                                                             6.09              1.74             4.83

Weighted average number of shares outstanding (thousand)
    Preferred                                                                    17,101,933        17,021,387       16,946,809
    Common                                                                       21,140,490        21,140,490       21,140,490


The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statement of Cash Flows
Expressed in millions of U.S. dollars

------------------------------------------------------------------------------------------------------------------------------------




                                                                                        2003             2002              2001
                                                                              ---------------  ---------------   ---------------

Cash flows from operating activities
    Net income                                                                          244                69              192
    Adjustments to reconcile net income to cash provided by
       operating activities
       Unrealized foreign exchange losses, net                                           14                11                8
       Equity gain in affiliates, net of dividends                                      (19)              (15)               -
       Goodwill impairment of affiliates                                                  -               136                -
       Deferred income tax                                                              (17)              (34)              19
       Depreciation and depletion                                                        72                51               52
       Loss on disposal of property, plant and equipment                                  7                17                4
       Cumulative effect of accounting change, net of tax                                 -                 -              (10)
       (Increase) decrease in assets and liabilities
           Trade accounts receivable                                                      5                28              (35)
           Inventories                                                                  (28)              (16)              (8)
           Other assets                                                                  (3)              (43)             (10)
           Liabilities                                                                  (37)              (19)              22
                                                                            ----------------  ----------------  ---------------

Net cash provided by operating activities                                               238               185              234
                                                                            ----------------  ----------------  ---------------

Cash flows from investing activities
    Maturities (purchases) of held-to-maturity investments                               55                49             (325)
    Acquisition of affiliates                                                             -                 -             (370)
    Dividends received                                                                   13                 8                -
    Acquisition of property, plant and equipment                                       (165)             (317)            (309)
    Proceeds from disposals of property, plant and equipment                              -                 -                2
                                                                            ----------------  ----------------  ---------------

Net cash used in investing activities                                                   (97)             (260)          (1,002)
                                                                            ----------------  ----------------  ---------------

Cash flows from financing activities
    Short-term debt                                                                     (28)              (13)              13
    Long-term debt
       Issuances                                                                        527               991              787
       Repayments                                                                      (428)             (910)            (238)
    Sales of treasury shares                                                              8                 2
    Dividends paid                                                                      (40)              (34)             (37)
                                                                            ----------------  ----------------  ---------------

Net cash provided by financing activities                                                39                36              525
                                                                            ----------------  ----------------  ---------------


Votorantim Celulose e Papel S.A.

Consolidated Statement of Cash Flows

Expressed in millions of U.S. dollars                                                                          (continued)

--------------------------------------------------------------------------------------------------------------------------------




                                                                                        2003             2002              2001
                                                                              ---------------  ---------------   ---------------

Effect of exchange rate changes on cash and cash
    equivalents                                                                           20              (43)              (74)
                                                                              ---------------  ---------------   ---------------

Net increase (decrease) in cash and cash equivalents                                     200              (82)             (317)
                                                                              ---------------  ---------------   ---------------

Cash and cash equivalents at beginning of year                                            90              172               489
                                                                              ---------------  ---------------   ---------------

Cash and cash equivalents at end of year                                                 290               90               172
                                                                              ===============  ===============   ===============


Supplemental cash flow information

Cash paid during the year for
    Income tax                                                                            31               19                34
    Interest                                                                              59               54                38
Non-cash transactions
    Acquisition of property, plant and equipment, financed by
      suppliers                                                                            2                4                10

Cash flows from financing activities
    Third parties long-term debt
       Issuances                                                                         364              928               683
       Repayments                                                                       (420)            (683)             (175)
    Related parties long-term debt
       Issuances                                                                         163               63               104
       Repayments                                                                         (8)            (227)              (63)

    Total
       Issuances                                                                         527              991               787
       Repayments                                                                       (428)            (910)             (238)



The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders' Equity
Expressed in millions of U.S. dollars, except number of shares

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                    2003             2002              2001
                                                                              ---------------  ---------------   ---------------

Preferred shares
    At beginning and end of year                                                         553             553                553
                                                                               -------------- ---------------   ----------------

Common shares
    At beginning and end of year                                                         767             767                767
                                                                               -------------- ---------------   ----------------

Additional paid-in-capital
    At beginning of year                                                                  24              23                 23
    Gain on sale of treasury shares                                                        5               1                  -
                                                                               -------------- ---------------   ----------------

    At end of year                                                                        29              24                 23
                                                                               -------------- ---------------   ----------------

Treasury shares
    At beginning of year                                                                  (4)             (6)                (6)
    Preferred shares sold (2003 - 142,720,000; 2002 - 91,100,000)                          3               2                  -
                                                                               -------------- ---------------   ----------------

    At end of year                                                                        (1)             (4)                (6)
                                                                               -------------- ---------------   ----------------

Appropriated retained earnings
    At beginning of year                                                                  31              27                 19
    Transferred from available-for-sale reserve                                            -               1                  -
    Transferred from unappropriated retained earnings                                     15               3                  8
                                                                               -------------- ---------------   ----------------

    At end of year                                                                        46              31                 27
                                                                               -------------- ---------------   ----------------

Unappropriated retained earnings
    At beginning of year                                                                 584             518                374
    Net income                                                                           244              69                192
    Transferred to appropriated retained earnings                                        (15)             (3)                (8)
    Dividends
       Preferred                                                                         (19)              -                (19)
       Common                                                                            (21)              -                (21)
                                                                               -------------- ---------------   ----------------

    At end of year                                                                       773             584                518
                                                                               -------------- ---------------   ----------------

Votorantim Celulose e Papel S.A.

Consolidated Statement of Changes in Shareholder's Equity

Expressed in millions of U.S. dollars, except number of shares                                                 (continued)

-----------------------------------------------------------------------------------------------------------------------------------





                                                                                          2003             2002             2001
                                                                                 --------------  ---------------  ---------------

Net unrealized loss on available-for-sale securities of affiliates
    At beginning of year                                                                    (1)              -                 -
    Transferred to appropriated retained earnings                                            -              (1)                -
                                                                                 --------------  --------------   ---------------

     At end of year                                                                         (1)             (1)                -
                                                                                 --------------  --------------   ---------------

Cumulative translation adjustments
    At beginning of year                                                                (1,187)           (775)             (596)
    Gain (loss) for the year                                                               206            (412)             (179)
                                                                                 --------------  --------------   ---------------

    At end of year                                                                        (981)         (1,187)             (775)
                                                                                 --------------  --------------   ---------------

Shareholders' equity at end of year                                                      1,185             767             1,107
                                                                                 ==============  ==============   ===============


Comprehensive income (loss)
    Net income                                                                             244              69               192
    Loss in affiliates' available-for-sale securities                                        -              (1)
    Translation adjustments                                                                206            (412)             (179)
                                                                                 --------------  --------------   ---------------

Comprehensive income (loss)                                                                450            (344)               13
                                                                                 ==============  ==============   ===============


The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------




1    Operations

     Votorantim Celulose e Papel S.A. (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Sao Paulo.

     We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control.

     We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

     On December 11, 2003 the BNDES Participacoes S.A. - BNDESPAR sold 7,516,522 ADS (or its equivalent in preferred shares) and several Votorantim group companies together sold 1,700,796 ADS (or its equivalent in preferred shares) in a global offering. Each American Depositary Share represents 500 of our preferred shares. Of the total sold by shareholders, the U.S. underwriters offered 5,530,391 American Depositary Shares in the United States and other jurisdictions outside Brazil. In addition, the Brazilian underwriters offered 1,843,463,571 preferred shares in Brazil. Our preferred shares are traded on the Sao Paulo Stock Exchange under the symbol "VCPA4." Our American Depositary Shares ("ADSs") s are traded on the New York Stock Exchange under the symbol "VCP". Each ADS represents 500 of our preferred shares.


2    Significant Accounting Policies

(a)  Basis of presentation

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting practices generally accepted in Brazil ("Brazilian GAAP") as filed with the Comissao de Valores Mobiliarios (Brazilian Securities Commission or "CVM"), or for other statutory purposes in Brazil.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



(b)  Translation of financial statements

     We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation". Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2003 - US$
     1.00 : R$ 2.8892; December 31, 2002 - US$ 1.00 : R$ 3.5333; December 31,
     2001 - US$ 1.00 : R$ 2.3204).

     Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the year. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account ("CTA") in shareholders' equity.

     In 2002, we incorporated VCP Overseas Holding KFT, a wholly owned subsidiary located in Hungary. In 2001, we incorporated Newark Financial Inc. ("Newark"), a wholly owned subsidiary located in the British Virgin Islands. Both foreign subsidiaries transact the majority of their activities in U.S. dollars and accordingly, have elected such currency as their functional currency.

(c)  Principles of consolidation

     Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participacoes S.A. ("VEP"), VCP Florestal Ltda, St. Helen Holding III B.V., Normus Emprendimentos e Participacoes Ltda, Newark and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned affiliates, Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001 (Note 4) and our 50 percent owned affiliates, Voto - Votorantim Overseas Trading Operations N.V. ("VOTO I") and Voto - Votorantim Overseas Trading Operations II Limited ("VOTO II") are accounted for on the equity method.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



(d)  Cash and cash equivalents

     We consider all highly liquid investments with a maturity at acquisition of three months or less to be cash equivalents.

(e)  Held-to-maturity investments

     We consider debt securities as held-to-maturity when we intend and have the ability to hold the securities to maturity. Held-to-maturity securities are carried at cost plus accrued income which is included in financial income in the statement of income.

(f)  Inventories

     Inventories, including timber, are stated at average acquisition or production cost, which is lower than market.

(g)  Investment in affiliates, including goodwill

     Investments in affiliates in which we have the ability to exercise significant influence over the operating and financial policies are accounted for under the equity method.

     SFAS 142, "Goodwill and Other Intangible Assets", requires, beginning January 1, 2002, that goodwill as well as other intangible assets with indefinite lives no longer be amortized but be tested annually for impairment.

     Accounting Principles Board Opinion ("APB") No. 18, "The Equity Method of Accounting for Investment in Common Stock", requires the carrying value of investments to be reduced to market value when the reduction is considered to be other than temporary. During 2002, we recorded an impairment loss on our investment in Aracruz (Note 4).

(h)  Property, plant and equipment

     Property, plant and equipment are stated at cost of acquisition or construction, including interest during the construction period. Expenditures which materially extend the useful lives of the existing facilities and equipment are capitalized. We depreciate property, plant and equipment using the straight-line method at rates we judge to be compatible with the useful lives, principally 25 years for plant and equipment, 10 years for furniture and fixtures and five years for vehicles. Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



     straight-line basis over five years.

     Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and on-going development costs are capitalized as incurred. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning in 2001 we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest. Previously, costs were deferred based on a formula which reflected the accumulation of costs over a 21-year cycle which included three harvests.

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

(i)  Income taxes

     Brazilian taxes on income consist of federal income and social contribution taxes, the latter being a federally mandated tax based on income. There are no taxes levied by state or local authorities on income in Brazil.

     For the purposes of these financial statements, we have applied SFAS 109 "Accounting for Income Taxes", for all periods presented. The effect of adjustments made to reflect the requirements of US GAAP as well as the differences between the tax basis of non-monetary assets and the statutory accounting basis prepared in accordance with Brazilian GAAP have been recognized as temporary differences for the purpose of recording deferred income taxes.

     Current and non-current deferred tax assets and liabilities are presented separately.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



(j)  Revenues and expenses

     We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of sales returns of US$ 8 in 2003 (US$ 7 in 2002 and 2001). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

     Research and development expenses are charged to expense as incurred and totaled approximately US$1 in each of 2003, 2002 and 2001. Start-up expenses of new facilities and restructuring charges are also directly expensed.

     Shipping and handling costs are charged to selling and marketing expenses and totaled approximately US$ 52, US$ 29 and US$ 27 in 2003, 2002 and 2001, respectively.

(k)  Comprehensive income (loss)

     We report comprehensive income (loss) in accordance with SFAS 130, "Reporting Comprehensive Income", and have elected to present this in the Statement of changes in shareholders' equity. In our case, comprehensive income (loss) comprises the results of our operations, the translation adjustments included in the CTA component of shareholders' equity and the changes in the fair value of available-for-sale securities of an affiliate.

(l)  Earnings per share

     In conformity with SFAS 128, "Earnings per Share", we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares. The computation has been made as if the net income for each period will be fully distributed. Earnings may be capitalized or otherwise appropriated, consequently such earnings would no longer be available as dividends. Therefore, there is no assurance that preferred shareholders will receive a 10% premium on undistributed earnings. We may also pay dividends through interest attributed to capital in accordance with our by-laws. The unit of 1,000 shares is used because this is the basis for quotation and trading on the Brazilian stock exchanges. We have also presented earnings per 500 shares because this unit reflects the number of preferred shares represented by one of our ADSs.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



(m)  Use of estimates

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

(n)  Employee benefits and other related matters

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

(o)  Environmental matters

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

(p)  Accounting for derivative instruments and hedging activities

     As of January 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", and its amendments.

     As a result of the adoption of SFAS 133, we recognize our cross currency interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of SFAS 133, we recognized our cross currency interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. The adoption of SFAS 133, resulted in a cumulative effect of accounting change of US$ 10, net of applicable tax expense of US$ 4, which resulted in a gain in the

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



     consolidated statement of income for the year ended December 31, 2001.


3    Recently Issued Accounting Pronouncements

     The Financial Accounting Standards Board ("FASB"), recently issued a number of Statements of Financial Accounting Standards and interpretations; management estimates that once adopted these statements will not have a material impact on the financial position and results of operations of the Company.

     . SFAS 150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities.

     . In January 2003, the FASB issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. We do not have any entities or transactions which are subject to the requirements of FIN 46 and do not expect FIN 46 to have a material impact on our financial statements.


4    Acquisition of Affiliate

     On October 3, 2001, Newark acquired 127,506,457 common shares of Aracruz, representing 28.00% of the voting share capital and 12.35% of equity share capital of Aracruz, for US$ 370. The transfer of the shares occurred on November 1, 2001 when we became a member of the controlling group of Aracruz, together with the Lorentzen and Safra Group, (each member owning 28% of the voting shares and with three seats on the board of directors), and BNDESPAR (with 12.5% of the voting shares and one seat on the board of directors). The excess of the cost of our investment in Aracruz over our portion of the underlying fair value of the net assets amounted to US$ 155.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



     Aracruz's summarized financial position at December 31 is as follows:


                                                                       2003                 2002
                                                          ------------------  -------------------

     Currents assets                                                    743                  524
     Property, plant, and equipment, investments in
         affiliated company and other assets                          2,712                2,174
     Current liabilities                                                514                  239
     Long-term debt (long-term portion)                                 979                  611
     Other long-term liabilities                                        161                   87
     Shareholders' equity                                             1,801                1,761

     Net sales                                                        1,003                  669
     Operating income                                                   307                   96
     Net income                                                         148                  112


     Dividends received from Aracruz during 2003, totaled US$ 13 (2002 totaled US$ 8).

     Pursuant to APB 18, a goodwill impairment provision was determined based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002, of US$ 136 million (gross of deferred income tax effects of US$ 46) and was charged directly to income ("Equity loss of affiliates"). The deferred tax effect is included in "Deferred income tax benefit".


5    Income Taxes

     For 2003, 2002 and 2001 Votorantim Celulose e Papel S.A. (parent company) elected to calculate and pay income taxes based on the provisions of REFIS, an alternate tax regime, whereas its subsidiaries are assessed based on adjusted pretax income.

     Generally, income taxes in Brazil include federal income tax and social contribution. The composite statutory tax rate was 34% for 2003, 2002 and 2001.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



(a)  Income tax analysis

     The statutory rate applied to income before taxes is reconciled to income tax expense as follows:


                                                                         2003              2002              2001
                                                               ---------------   ---------------  ----------------


     Income before income taxes                                           248               180               241
                                                               ---------------   ---------------  ----------------

     Income tax expense at statutory tax rate - 34%                       (84)              (61)              (82)
     Reconciliation of statutory to effective rate
         Effect of REFIS election                                          61                25                23
         Deferred tax on impairment in Aracruz                              -                46                 -
                                                               ---------------   ---------------  ----------------

     Income tax expense (benefit)                                         (23)               10               (59)
                                                               ===============   ===============  ================


     We may elect annually for each year between 2001 and 2004 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis based on net sales for the year adjusted by financial income and other income) or actual pre-tax income. Both bases are determined on the companies' statutory records.

(b)  Analysis of deferred tax balances

                                                                           2003                 2002
                                                             -------------------  -------------------

     Deferred tax assets
        Tax loss carryforwards (primarily VEP)                              15                   17
        Tax effects on impairment of Aracruz (Note 4)                       46                   46
        Other provisions                                                     4                    4
                                                             -------------------  -------------------

     Total deferred tax asset                                               65                   67
                                                             -------------------  -------------------

     Deferred tax liabilities
       Cross currency interest rate swap contracts                         (16)                 (36)
       Accelerated depreciation and US GAAP adjustments                    (23)                 (15)
                                                             -------------------  -------------------

     Total deferred tax liability                                          (39)                 (51)
                                                             -------------------  -------------------

     Net deferred tax assets                                                26                   16
                                                             ===================  ===================

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



     We recognize deferred tax assets and liabilities based on the temporary differences between the financial statements carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.


6    Held-to-maturity Investments

                                                               2003                 2002
                                                  ------------------  -------------------

     In reais
        Debentures                                                8                   24

     In U.S. dollars
        Time deposits                                           113                    8
        Brazilian Government Bonds                              182                  288
                                                  ------------------  -------------------

     Total                                                      303                  320
                                                  ==================  ===================



                                                              Book             Estimated
     Maturity periods                                        value            fair value
     ----------------                             ------------------- -------------------

     Due in less than one year                                 106                   108
     Due in one to three years                                  80                    80
     Due after five years                                      117                   120
                                                  ------------------- -------------------

                                                               303                   308
                                                  =================   ===================



Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



7    Trade Accounts Receivable

                                                                             2003                 2002
                                                                ------------------   ------------------

     Export receivables, denominated in U.S. dollars                           73                   67
     Domestic receivables                                                      83                   74
     Allowance for doubtful accounts                                           (5)                  (5)
                                                                ------------------   ------------------

                                                                              151                  136
                                                                ==================   ==================

     Except for our related party Votorantrade N.V. (Note 12), no other single customer or group represented more than 10% of our consolidated trade accounts receivable balance or consolidated sales.


8    Inventories

                                                     2003                2002
                                       -------------------  ------------------


     Finished products                                 51                  24
     Work in process                                    6                   4
     Raw materials and supplies                        38                  24
     Imports in transit and other                       2                   3
                                       -------------------  ------------------

                                                       97                  55
                                       ===================  ==================

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



9    Property, Plant and Equipment

                                                               2003                 2002
                                                 -------------------   ------------------

     Land                                                        46                   30
     Buildings                                                  101                   74
     Machinery, equipment and installations                     975                  664
     Forests                                                    184                  113
     Other                                                      124                   96
     Construction in progress                                    75                  122
                                                 -------------------   ------------------

                                                              1,505                1,099
     Accumulated depreciation and depletion                     303)                (192)
                                                 -------------------   ------------------

                                                              1,202                  907
                                                 ===================   ==================

     Interest capitalized on construction in progress in each of the periods was: 2003 - US$ 7; 2002 - US$ 41 and 2001 - US$ 11.


10   Short-term Debt

     Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings
     (ACEs), bearing an annual average interest rate of approximately 4.8% at December 31, 2003 (2002 - 5.7 %). Historically, we have not incurred significant losses in connection with such recourse provisions.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



11   Long-term Debt


                                                     Interest rate at
                                                     December 31, 2003
                                                     % p.a.                                2003               2002
                                                     ---------------------------   -------------   ----------------

     Third parties

     In U.S. dollars
        Syndicated bank loan                             LIBOR + 2.00                       269                380
        ABN AMRO bank loan                               4.25                               106                200
        Export credits (pre-payment)                     LIBOR + 1.85                       264                151
        Export credits (ACCs)                            4.81                               160                113
        Import credits                                   4.20                                 -                 13
                                                                                   -------------   ----------------

     Total third parties                                                                    799                857
                                                                                   -------------   ----------------


     Related parties

     In U.S. dollars
        VOTO II loan                                                                        125                  -

     In Reais
        Banco Nacional de Desenvolvimento
          Economico e Social ("BNDES")
            TJLP                                        TJLP + 3.0                          140                 73
            UMBNDES                                     10.1                                 34                 43
                                                                                   -------------   ----------------

     Total related parties                                                                  299                116
                                                                                   -------------   ----------------

     Total long-term debt                                                                 1,098                973
                                                                                   -------------   ----------------

     Less: current portion                                                                 (431)              (249)
                                                                                   -------------   ----------------

     Long-term portion                                                                      667                724
                                                                                   =============   ================

     Note: The LIBOR (London Interbank Offered Rate) at December 31, 2003 was
           1.12% per annum (2002 - 1.44%).

           The TJLP (Taxa de Juros de Longo Prazo), a long-term interest rate reset quarterly by the Brazilian Central Bank, at December 31, 2003 was 11% per annum (2002 - 10%).

           The UMBNDES is a weighted average exchange variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



(a)  Syndicated bank loan

     In October 2001, our wholly owned subsidiary VEP, through its wholly owned subsidiary Newark, received a bridge financing of US$ 370 to finance the acquisition of our interest in Aracruz.

     On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark, entered into a US$ 380 credit agreement with ABN AMRO Bank N.V. All of the proceeds from the credit agreement were advanced to Newark (US$ 304 by VCP Trading and US$ 76 million by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VEP and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into Newark, VCP Trading and VCP North America with its respective customers for the sale of certain products. Beginning in June 2003, we started paying monthly interest of US$ 16.

(b)  ABN AMRO bank loan

     Pursuant to a right granted in the Eurobond indenture issued by VOTO I in June 1997, our 50% affiliated company St. Helen Holding II B.V., located in Curacao, exerted its call option and purchased the US$ 400 bond. Funds used for the acquisition of these bonds were raised through a syndicated bank loan, maturing in 2005. Subsequently, St Helen II transferred US$ 200 to our indirectly controlled subsidiary St Helen III. As described below, we fully paid the principal of this loan of US$ 125 during 2003. In addition, we entered into a credit agreement with ABN AMRO for US$ 38 of which US$ 10 was repaid during 2003.

(c)  VOTO II loan

     On July 28, 2003 together with VPAR, we jointly formed VOTO II, a 50% affiliated company based in the Cayman Islands, for the sole purpose of raising funds. VOTO II issued US$250 5.75% Bonds due 2005 in the international market, under Regulation S and onlent US$ 125 to each of St. Helen III and to St. Helen II. Together with VPAR and Cimento Rio Branco S.A., a company also under common control of our shareholder VPAR we are the guarantors for this operation.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



     The funds onlent to St. Helen III were utilized to redeem part of the US$ 203 debt that was contracted on June 27, 2002 with ABN AMRO Bank N.V., with the intent of buying back US$ 200 of the VOTO I Bonds. The interest rate on the balance of US$ 78 was renegotiated to 4.25% per annum, down from the original rate of 6.87% per annum, and the maturity extended to September 17, 2004, with a possible one year extension.

(d)  Other guarantees

     The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate parent company.

(e)  Long-term debt maturities

     At December 31, 2003, our long-term debt maturities are as follows:

     2004                                                                431
     2005                                                                371
     2006                                                                217
     2007                                                                 31
     2008                                                                 31
     2009 and thereafter                                                  17
                                                           ------------------

                                                                       1,098
                                                           ==================


12   Related Parties

     Balances and transactions with related parties are as follows:


                                             Nature and business
                                             purpose of transactions                      2003             2002
                                             -------------------------------  -----------------  ---------------

Cash, cash equivalents and held-to-          Surplus cash funds invested
  maturity investments                       with Group financial
    Votorantim Group company                 institutions
      Banco Votorantim S.A.                                                                361              320
      Votorantim Financas S.A.                                                                               18
      Draft II Participacoes S.A.                                                            8                6

Trade accounts receivable                    Sales to trading company
  Votorantim Group company
    Votorantrade N.V.                                                                        -               60


Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



                                             Nature and business
                                             purpose of transactions                      2003            2002
                                             --------------------------------     -------------   -------------


Unrealized gains from cross currency         Arising from swap contract
  interest rate swaps                        transactions in which the
    Votorantim Group company                 Group financial institution
      Banco Votorantim S.A.                  acts as counter-party                          52              86

Long-term loans from related parties         Loans from related parties
  Votorantim Group company
    VOTO II                                                                                125               -
  BNDES (shareholder)                                                                      174             116


     Revenue, income and expenses from transactions with related parties were as follows:


                                                       2003                2002                 2001
                                         -------------------  ------------------   ------------------

     Export sales revenue                               65                 119                  194
     Financial income                                   17                 248                   50
     Financial expenses                                 51                   -                   21

     Export sales revenue primarily relates to sales made to Votorantrade N.V.; financial income arises from loans made to related parties and investments made in Banco Votorantim S.A.; and financial expenses represent charges on intercompany loans from related parties.


13   Financial Instruments and Derivatives

     We primarily use cross currency interest rate swap contracts and Brazilian Government bonds indexed to the U.S. dollar to hedge our U.S. dollar denominated debt. By entering into these contracts or purchasing Brazilian Government bonds, we partially protect ourselves from the effects of unfavorable exchange movements. Accordingly, if the Real devalues against the U.S. dollar and results in a foreign exchange loss, we are at least in part protected by an offsetting gain from the swap contracts.

     We used the following methods and assumptions in estimating the fair value disclosures of our financial instruments:

     . Held-to-maturity investments: the fair value of our held-to-maturity investments are estimated based on market rates for securities with similar terms and maturities.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



     . Long-term and short-term debt: the fair values of our long-term debt were estimated based on available quoted rates for loans of substantially similar terms and maturities.

     The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2003 and 2002 the notional amounts of our outstanding cross currency interest rate swap contracts were US$ 214 and US$ 255, respectively and their fair values were US$ 51 and US$ 93, respectively. The actual cash settlements on the contracts occur at times specified in each agreement. We do not terminate any of our contracts prior to maturity.

     The carrying amounts and fair values of our financial instruments at December 31 were as follows:


                                                                        2003                                 2002
                                            ---------------------------------   ----------------------------------

                                                   Carrying             Fair          Carrying               Fair
                                                     amount            value            amount              value
                                            ----------------   --------------   ---------------  -----------------

     Cash and cash equivalents                        290              290                90                 90
     Held-to-maturity investments
       Debentures                                       8                8                24                 24
       Time deposits                                  113               83                 8                  8
       Brazilian Government Bonds                     182              217               288                239
     Unrealized gains from cross
       currency interest rate swaps                    51               51                93                 93
     Short-term debt                                   48               48                66                 57
     Long-term debt                                 1,098            1,114               973                948


14   Commitments and Contingencies

     We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in `Other non-current assets - Other') which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



                                                                      2003                                  2002
                                       ------------------------------------  ------------------------------------

                                                Deposits        Provisions             Deposits       Provisions
                                       ------------------  ----------------  -------------------  ---------------

     Tax-related                                       3                44                   10               19
     Civil-related                                     -                 9                    -                5
     Labor-related                                    17                 3                    2                3
                                       ------------------  ----------------  -------------------  ---------------

                                                      20                56                   12               27
                                       ==================  ================  ===================  ===============

     The activity in our provision account for 2003, 2002 and 2001 was as follows:


                                                                  2003                2002                 2001
                                                    -------------------  ------------------   ------------------

     At beginning of year                                          27                  12                   13
     Translation adjustment                                         6                  (4)                  (2)
     Provisions for new legal proceedings                          23                  19                    2
     Amounts paid to settle litigation                              -                   -                   (1)
                                                    -------------------  ------------------   ------------------

     At end of year                                                56                  27                   12
                                                    ===================  ==================   ==================

(a)  Tax-related

     During 2003, we recorded an additional US$ 14 related to the 1% increase in the COFINS tax rate as described below.

     During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added sales tax) in the computation basis for the COFINS tax, relating the period from 1996 to 2003, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We accrued and deposited US$ 13 relating to this claim.

     In 1999, we filed a lawsuit challenging the 1% increase in the COFINS tax rate (from 2% to 3%), a tax on revenues. Although we have obtained a legal injunction, based on advice from our legal counsel and reflecting rulings by the Federal Supreme Court during 2002, we accrued US$ 23 relating to this claim.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------


     In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed (an uplift of 70%) depreciation arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of an uplift of 43%. Based on advice from our legal counsel, we accrued US$ 5 relating to this claim.

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

     These possible losses, at December 31, are as follows:

                                                    2003                2002
                                        -----------------   -----------------


     Tax-related                                     14                   9
     Civil-related                                    7                   5
     Labor-related                                    7                   5
                                        -----------------   -----------------

     Total                                           28                  19
                                        =================   =================

(c)  Sale of affiliates

     On December 29, 1999, we sold our 51% interest in Industria de Papel de Salto Ltda. to Arjo Wiggins Participacoes e Comercio Ltda. Under the terms of the sale, we have indemnified the purchaser against certain losses in excess of amounts recorded limited to R$ 22 million (approximately US$ 8 million) until 2004. No amounts have been paid under this indemnification and we believe such amounts if ultimately paid, if any, will not be significant.

(d)  Commitments

     We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------


     We provide guarantees to banks, not in excess of 180 days, although in exceptional cases, this is extended to 360 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2003, customer guarantees provided by us totaled US$ 51 (US$ 38 at December 31, 2002). Our guarantees are usually secured by the personal guarantee of the customer's owner.

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

     We have long-term sales contracts with certain of our customers. These contracts generally provide for sales of specified volumes of pulp at market prices. Early termination is provided for in the event of, among other things, a material breach, the insolvency of one of the parties or force majeure events of extended duration. One sales contract includes provisions that permit us to terminate the contract or reduce the quantities shipped if sales to the purchaser would exceed a specified percentage of our annual production capacity. These contracts represent approximately 97% of our current annual sales volume of pulp. The contracts expire through 2005.

     We have commitments for capital expenditures amounting to US$ 11 at December 31, 2003.

     We have long-term "Take-or-Pay" contracts with suppliers of chemical products for periods from 9 to 14 years. The contractual obligations in connection with such contracts are US$ 50 per year.

     The following is a summary of guarantees issued to other companies of the Votorantim Group:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------




                                                                                       Outstanding guarantee amount
                                                                          -------------------------------------------

Primary obligor           Obligations             Beneficiary                         2003                     2002
------------------------  ----------------------  ----------------------  -----------------  -----------------------

VOTO I                    US$400 million notes    Noteholders and the
                          issuance                trustee                              200                      200
VOTO II                   US$250 million notes    Noteholders and the
                          issuance                trustee                              125                        -
Votocel                   Equipment finance       BNDES
                                                                                         8                        4


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

     The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance information generated from the statutory accounting records, except for the effects of our affiliate Aracruz, which is proportionally consolidated in our Brazilian GAAP financial statements but is not included in information used by our senior management to assess the performance of our segments. The local currency information related to statement of income data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------




                                                                     2003                 2002                2001
                                                        ------------------  -------------------  ------------------

Net operating revenue
    Pulp                                                              276                  130                 144
    Paper                                                             557                  494                 521
                                                        ------------------  -------------------  ------------------

Net operating revenue under Brazilian
    GAAP                                                              833                  624                 665
                                                        ------------------  -------------------  ------------------

Reconciling item to US GAAP
    Pulp                                                               (1)                  (1)                 (1)
    Paper                                                             (16)                 (14)                (10)
                                                        ------------------  -------------------  ------------------

Total net operating revenue - US GAAP                                 816                  609                 654
                                                        ------------------  -------------------  ------------------

Intersegment sales of pulp to paper segment                           196                  158                 183
                                                        ------------------  -------------------  ------------------

Total net operating revenue before
    intersegment sales eliminations                                 1,012                  767                 837
                                                        ==================  ===================  ==================


Depreciation and depletion expense
    Pulp                                                               61                   46                  48
    Paper                                                              17                   19                  21
                                                        ------------------  -------------------  ------------------

Total depreciation and depletion
    expense allocated to segments under
       Brazilian GAAP                                                  78                   65                  69
                                                        ------------------  -------------------  ------------------


Reconciling items to US GAAP
    Pulp                                                               (5)                 (10)                (12)
    Paper                                                              (1)                  (4)                 (5)
                                                        ------------------  -------------------  ------------------

Total depreciation and depletion
    expense - US GAAP                                                  72                   51                  52
                                                        ==================  ===================  ==================


Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------


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


                                                                      2003              2002             2001
                                                          ----------------  ----------------  ---------------

     Segment operating profit
       Pulp                                                           137                88              115
       Paper                                                          127                82               72
                                                          ----------------  ----------------  ---------------

     Operating profit under Brazilian GAAP                            264               170              187
                                                          ----------------  ----------------  ---------------

     Reconciling items to US GAAP
       Difference in depreciation and amortization
         expense
           Pulp                                                         5                10               15
           Paper                                                        1                 4                6

       Start-up costs
         Pulp                                                          (1)               (4)              (3)
         Paper                                                                           (2)              (1)

       Other adjustments
         Pulp                                                          (1)               (1)               1
         Paper                                                          0                (2)              12
                                                          ----------------  ----------------  ---------------

     Total pulp                                                        140                93             128
     Total paper                                                       128                84              89
                                                          ----------------  ----------------  ---------------

     Total operating profit - US GAAP                                  268               177             217

     Financial income                                                   65                73             71
     Financial expenses                                                (71)              (59)           (39)
     Foreign exchange losses, net                                      (14)              (11)            (8)
                                                          -----------------  ----------------  --------------
                                                          -----------------  ----------------  --------------

     Income before income tax and equity income
       of affiliates and cumulative effect of
          accounting change - US GAAP                                  248               180            241
                                                          -----------------  ----------------  --------------


Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------


                                                                      2003              2002             2001
                                                          ----------------  ----------------  ---------------


Segment assets:

    Pulp                                                             755                576              683
    Paper                                                            389                284              385
                                                          ---------------   ----------------   --------------

    Total segment assets per Brazilian GAAP                        1,144                860            1,068

Reconciling items to US GAAP
    Pulp                                                              40                 29               22
    Paper                                                             18                 18               10
                                                          ---------------   ----------------   --------------

Total pulp                                                           795                605              705
Total paper                                                          407                302              395
                                                          ---------------   ----------------   --------------

Total property, plant and equipment - US GAAP                      1,202                907            1,100
                                                          ---------------   ----------------   --------------

Corporate assets - US GAAP

    Cash and cash equivalents                                        290                 90              172
    Held-to-maturity investments                                     303                320              364
    Trade accounts receivable                                        151                136              171
    Equity affiliates (pulp)                                         245                237              371
    Other corporate assets                                           277                228              143
                                                          ---------------   ----------------   --------------

Total assets - US GAAP                                             2,468              1,918            2,321
                                                          ===============   ================   ==============

Capital expenditures
    Pulp                                                             119                230              217
    Paper                                                             39                 71               81
                                                          ---------------   ----------------   --------------

Total capital expenditures per Brazilian GAAP                        158                301              298
                                                          ---------------   ----------------   --------------

Reconciling items to US GAAP
    Capitalized interest
       Pulp                                                            5                 14                8
       Paper                                                           2                  2                3
                                                          ---------------   ----------------   --------------

Total capitalized interest                                             7                 16               11
                                                          ---------------   ----------------   --------------

Total pulp                                                           124                244              225
Total paper                                                           41                 73               84
                                                          ---------------   ----------------   --------------

Total capital expenditures - US GAAP                                 165                317              309
                                                          ===============   ================   ==============


Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



(b)  Export sales by region

     The following table includes our sales made directly to unaffiliated customers (the final customers) as well as our sales made to Votorantrade N.V. and related parties (also a member of the Votorantim Group) to the final customers.


                                                           2003                     2002                     2001
                                         ----------------------- ------------------------ ------------------------

                                              Paper        Pulp        Paper        Pulp        Paper        Pulp
                                         ----------- ----------- ------------ ----------- ------------ -----------

North America                                    46          38           40          38           37          47
Europe                                           39         109           28          44           26          45
Middle East and Asia                              9          94            6          14            4          15
Africa                                           13           -            5           -            2           -
South America, other than Brazil                 25           -           24           -           35           -
                                         ----------- ----------- ------------ ----------- ------------ -----------

                                                132         241          103          96          104         107
                                         =========== =========== ============ =========== ============ ===========



16   Shareholders' Equity

     Our by-laws require that we pay a mandatory dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. Preferred shareholders are entitled to receive a dividend per share 10% higher than common shareholders. In 2003, 2002 and 2001 we paid dividends in excess of the mandatory amount.

     The preferred shareholders may not vote at shareholders meetings but have the right to receive priority in repayment of their capital, in the case of liquidation.

     In accordance with the Brazilian Corporate law and our by-laws we are required to make annual appropriations to certain reserves ("Appropriated retained earnings"). These comprise mainly (a) 5% of the net income in our statutory accounts which must be transferred to a legal reserve until such reserve reaches 20% of our share capital and (b) appropriation of an amount equal to income tax rebates available for investments in certain underdeveloped regions of Brazil to an investment incentive reserve. The legal and investment incentives reserves cannot be used to distribute dividends to our shareholders.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



     Brazilian law permits the payment of dividends only in reais, limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP.

     The devaluation of the Real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the real results in net foreign exchange losses which are included in the statement of income determined under Brazilian GAAP and which reduces the amount of unappropriated earnings available for distribution. At December 31, 2003, we had unappropriated retained earnings of R$ 1,558 million (2002 - R$ 976 million) in our statutory books, equivalent, at the exchange rate at December 31, 2003, to US$ 539 (2002 - US$ 276). As required by Brazilian GAAP, the statutory books present retained earnings net of a provision for a dividend which has not yet been declared by the shareholders, equivalent to US$ 27. This provision has not been deducted from shareholders' equity reported under US GAAP.

     Dividends paid per thousand shares in U.S. dollars were as follows:

                                             2003           2002           2001
                                    --------------   ------------   ------------

     Preferred                               1.10           0.91           1.02
     Common                                  1.00           0.83           0.93

     On December 3, 2003, the Board of Directors approved a change in VCP's dividend policy. Under the new policy, VCP intends to pay dividends and/or interest on equity based on 60% of "free cash flow". Free cash flow is expected to be an amount equal to "EBITDA" (operating profit excluding net financial income (expense), amortization, depreciation and depletion and equity gain (loss) of affiliate) minus changes in working capital, minus income tax and social contribution effectively paid by VCP and minus capital expenditures and will be based upon VCP's financial statements prepared in accordance with Brazilian GAAP.

     The new policy will take effect in 2004 and will apply to any future distribution of dividends and/or interest on equity, as well as to any distribution related to 2003.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------



17   Concentration of Credit Risk

     We are potentially subject to credit risk with respect to our cash equivalents, held-to-maturity investments, trade receivables, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and held-to-maturity investments by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.


18   Financial Income and Financial Expense

                                                                         2003               2002              2001
                                                               ---------------   ----------------   ---------------

     Financial income
       Interest income on cash equivalents                               21                 39                41
       Realized and unrealized gain on held-to-
         maturity investment                                             27                 21                16
       Interest income on credit sales                                    2                  1                 1
       Other                                                             15                 12                13
                                                               ---------------   ----------------   ---------------

                                                                         65                 73                71
                                                               ===============   ================   ===============
     Financial expenses
       Interest and charges on Real debt                                 15                  6                 6
       Interest and charges on U.S. dollar debt                          53                 50                30
       Other                                                              3                  3                 3
                                                               ---------------   ----------------   ---------------

                                                                         71                 59                39
                                                               ===============   ================   ===============

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated
--------------------------------------------------------------------------------


19   Defined Contribution Plan

     In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we match the employee's contribution limited to 1.5% of the employee's compensation. For employees above that income level we match the employee's contribution up to 6% of the employee's compensation. At our option we may also make additional contributions. Our contributions vest in varying percentages depending on the employee's years of service and will fully vest upon the employee's retirement, death or disability, provided the employee has at least one year of service. Our contribution was US$ 1 in both 2003 and 2002.



                                      * * *

                                   SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing this annual report on Form 20-F and that it has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        VOTORANTIM CELULOSE E PAPEL S.A.

                                        By: /s/ Valdir Roque
                                           ---------------------------------
                                           Name:  Valdir Roque
                                           Title: Chief Financial Officer

                                        By:  /s/ Jose Luciano Duarte Penido
                                           ---------------------------------
                                           Name:  Jose Luciano Duarte Penido
                                           Title: Chief Executive Officer


Date:  June 30, 2004