Form 20-F/A
period 2003-12-31
VOTORANTIM PULP & PAPER INC
filed 2004-12-28
CIK 1110649

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 20-F/A

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

                             Item 17 / / Item 18 /X/

            Please send copies of notices and communications from the
                     Securities and Exchange Commission to:

                             Richard S. Aldrich, Jr.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022

                                Explanatory Note

    Item 19 of this Form 20-F/A for the fiscal year ended December 31, 2003 has been amended to include a report of independent registered public accounting firm ("audit report") by Ernst & Young Auditores Independentes S.C. ("Ernst & Young") with respect to the financial statements of Votorantim Celulose e Papel S.A. (the "Registrant"). The Ernst & Young audit report being filed is related to Ernst & Young's audit of the Registrant's financial statements as of December 31, 2001 and for the year then ended. This Form 20-F/A consists of a cover page, this explanatory note, the information required by Item 18 of Form 20-F (Financial Statements by reference to Item 19), a signature page and the principal executive and principal financial officer certifications required to be filed as exhibits hereto. In accordance with Rules 12b-15 promulgated pursuant to the Securities Exchange Act of 1934, the complete text of Item 19, as amended, is included or incorporated by reference herein. However, with respect to the financial statements, other than the inclusion of the audit report by Ernst & Young with respect to the financial statements of the Registrant, no changes have been made.

    This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above and set forth below.

                                    PART III

Item 18. FINANCIAL STATEMENTS

    Reference is made to Item 19 of this Form 20-F/A for a list of all financial statements filed as part of this annual report.

Item 19. FINANCIAL STATEMENTS & EXHIBITS

    (a) Financial Statements

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Votorantim Celulose e Papel S.A.

We have audited the consolidated balance sheet of Votorantim Celulose e Papel S.A. as of December 31, 2001 and the related consolidated statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2001 of Aracruz Celulose S.A. (a corporation in which Company has a 12.35% equity interest), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relate to Aracruz Celulose S.A. it is based solely on their report.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based upon our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Votorantim Celulose e Papel S.A. at December 31, 2001 and the consolidated result of its operations and its cash flows for the year ended December 31, 2001, in conformity with U.S. generally accepted accounting principles.

                                  ERNST & YOUNG
                          Auditores Independentes S.S.

                            /s/ Idesio S. Coelho Jr.
                           --------------------------
                              Idesio S. Coelho Jr.
                                     Partner

Sao Paulo, Brazil
January 28, 2002

The audited consolidated financial statements of Votorantim Celulose e Papel S.A., and subsidiaries as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, together with the report of PricewaterhouseCoopers Auditores Independentes, filed as part of the original 20-F on June 30, 2004, are incorporated herein by reference.

    (b) Exhibits

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

  3.3+ Terms of Adhesion to the Shareholders' Agreement of Aracruz Celulose S.A., dated November 1, 2001.

  4.1*[dagger] Technology Transfer Agreement, dated September 1, 1989, between
               Kanzaki Paper Mfg. Co., Ltd. and Industrias de Papel Simao S.A.

  4.2*[dagger] Second Amendment Agreement to Technology Transfer Agreement,
               dated October 4, 1999, between New Oji Paper Co., Ltd. and Industrias de Papel S S.A.

  4.3*[dagger] Second Addendum to the Industrial Technology License Agreement,
               dated as of October 4, 1999, between the Registrant and Oji Paper Co., Ltd.

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

  4.9+ Credit Agreement, dated as of September 23, 2002 in the amount of U.S. $203 million, between St. Helen Holding III Ltd. and ABN Amro Bank N.V.

  4.10+ Amended and Restated Credit Agreement, dated as of May 23, 2002, as amended and restated as of April 26, 2004 in the amount of U.S. $380 million, among Newark Financial Inc., VCP Exportadora e Participacoes S.A., Votorantim Celulose e Papel S.A., VCP Trading N.V., VCP North America Inc., certain lenders, ABN Amro Bank N.V. and The Bank of New York.

  6+ See Note 2(j) to our financial statements for information explaining how earnings per share information was calculated.

  8+ See Note 2(b) to our financial statements for information regarding our subsidiaries.

  11.1+        English translation of Code of Ethics.

  12.1         Rule 13a-14(a)/15(d)-14(a) Cerfiticate of Chief Executive
               Officer.

  12.2         Rule 13a-14(a)/15(d)-14(a) Cerfiticate of Chief Financial
               Officer.

  13.1         Section 130 Certification of Chief Executive Officer.

  13.2         Section 130 Certification of Chief Financial Officer.

-----------
* Incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766).

** Incorporated herein by reference to our registration statement on Form F-6 (No. 333-84964).

[dagger] Portions of the exhibit have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

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




                                        VOTORANTIM CELULOSE E PAPEL S.A.


                                        By: /s/ Valdir Roque
                                           -------------------------------------
                                           Name: Valdir Roque
                                           Title: Chief Financial Officer


                                        By: /s/ Jose Luciano Duarte Penido
                                           -------------------------------------
                                           Name: Jose Luciano Duarte Penido
                                           Title: Chief Executive Officer


Date: December 28, 2004

                                                                    EXHIBIT 12.1

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

                             AS ADOPTED PURSUANT TO

               SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002



    In connection with the Annual Report of Votorantim Celulose e Papel S.A. (the "Company") on Form 20-F/A for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Jose Luciano Duarte Penido, Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

    (i) the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

    (ii) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.





/s/ Jose Luciano Duarte Penido
------------------------------
Name:  Jose Luciano Duarte Penido
Title: Chief Executive Officer

December 28, 2004



A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                                                                    EXHIBIT 12.2

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

                             AS ADOPTED PURSUANT TO

               SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002



    In connection with the Annual Report of Votorantim Celulose e Papel S.A. (the "Company") on Form 20-F/A for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission on the date hereof (the "Report"), I, Valdir Roque, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

    (i) the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

    (ii) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.





/s/ Valdir Roque
------------------------------
Name:  Valdir Roque
Title: Chief Financial Officer

December 28, 2004



A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                                                                    EXHIBIT 13.1

                                  CERTIFICATION

I, Jose Luciano Duarte Penido, certify that:

1. I have reviewed this annual report on Form 20-F/A of Votorantim Celulose e Papel S.A.;

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

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report is being prepared;

    (c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees will have a significant role in the registrant's internal control over financial reporting.



Date:  December 28, 2004

By:  /s/ Jose Luciano Duarte Penido
     ------------------------------
Name:  Jose Luciano Duarte Penido
Title: Chief Executive Officer

                                                                    EXHIBIT 13.2

                                  CERTIFICATION

I, Valdir Roque, certify that:

1. I have reviewed this annual report on Form 20-F/A of Votorantim Celulose e Papel S.A.;

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

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report is being prepared;

    (c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees will have a significant role in the registrant's internal control over financial reporting.



Date:  December 28, 2004

By: /s/ Valdir Roque
    ------------------------------
Name:  Valdir Roque
Title: Chief Financial Officer