Form 20-F
period 2004-12-31
VOTORANTIM PULP & PAPER INC
filed 2005-06-30
CIK 1110649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission file number 1-15018

Votorantim Celulose e Papel S.A.
(Exact name of Registrant as specified in its charter)

Votorantim Pulp and Paper Inc.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Alameda Santos, 1357, 6th floor
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class:	Name of each exchange on which registered:
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced	New York Stock Exchange
by American Depositary Receipts), each
representing one share of Preferred Stock
_________________
*	Not for trading purposes but only in connection with the registration on the New York Stock Exchange of American Depositary Sharesrepresenting those preferred shares.

   ______________________

  Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
______________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
______________________

The number of outstanding shares of each class of stock of Votorantim Celulose e Papel S.A. as of December 31, 2004.

105,702,452	Shares of Common Stock
85,911,046	Shares of Preferred Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes :	No
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	Item 18

i

INTRODUCTION

All references in this annual report to:

  “VCP,” “we,” “our” and “us” are to Votorantim Celulose e Papel S.A. and its consolidated subsidiaries (unless the context otherwise requires);

  “Votorantim group” are to the group of companies, including VCP, controlled by the Ermírio de Moraes family;

  “Votorantim Participações S.A.”, or “VPAR”, is our immediate parent company and the holding company of the Votorantim Group, controls three areas of the business: Votorantim Industrial, Votorantim Finance and Votorantim New Businesses, each of them containing one or more business units;

  “BNDESPAR” are to BNDES Participações S.A. – BNDESPAR, a wholly owned subsidiary of BNDES, the Brazilian economic and social development bank owned by the Brazilian federal government;

  “Votocel” are to Votocel Filmes Flexíveis Ltda., which is a company of the Votorantim group;

  “Nova” are to Nova HPI Participações Ltda., a company of the Votorantim group;

  “the Ermírio de Moraes family” are to the families of Antonio Ermírio de Moraes, Ermírio Pereira de Moraes, Maria Helena de Moraes Scripilliti and José Ermírio de Moraes (in memoriam);

  the “Brazilian government” are to the federal government of the Federative Republic of Brazil;

  “real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

  “U.S.$,” “dollars” or “U.S. dollars” are to United States dollars;

  “ton” are to one metric ton (1,000 kilograms). One kilogram equals approximately 2.2 pounds;

  “ADSs” are to our American depositary shares, each one of our ações preferenciais, or preferred shares;

  “CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

  “Brazilian GAAP” are to accounting practices adopted in Brazil, which are based on Brazilian corporate law (Law No. 6,404 of December 15, 1976, as amended by Law No. 10,303 of October 1, 2001, as amended), the rules and regulations of the CVM, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil, the Brazilian Institute of Independent Accountants, or IBRACON; and

  “Commission” are to the Securities and Exchange Commission.

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

     The commercial selling rate is used in this annual report rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this annual report. See “Item 3—Key Information—Selected Financial Data—Exchange Rates” for information regarding exchange rates applicable to the Brazilian currency since 2000.

     We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. Our reporting currency in this annual report for all periods is the U.S. dollar.

     We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp and paper industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from reports published by BRACELPA — Associação Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), or Bracelpa, and Valois Vision, which is a monthly report on the pulp markets. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

FORWARD-LOOKING STATEMENTS

     This annual report includes forward-looking statements, principally in “Item 3D—Key Information—Risk Factors,” “Item 4B—Information on VCP—Business Overview” and “Item 5—Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

  general economic, political and business conditions, both in Brazil and in our principal export markets;

  changes in market prices, customer preferences, competitive conditions and general level of demand for our products;

  our management’s expectations and estimates concerning future financial performance, financing plans and the effects of competition;

  our level of debt;

  anticipated trends in the pulp and paper industry, including changes in capacity and industry price movements;

  our capital expenditure plans;

  changes in currency exchange rates;

  our ability to produce and deliver our products on a timely basis;

  existing and future governmental regulation, including environmental laws, tariffs on pulp and paper imports and import tax policies in Brazil;

  our ability to successfully undertake or complete expansion projects and to manage the engineering, construction and regulatory challenges and costs involved in such projects; and

  other risk factors as set forth under “Item 3D—Key Information—Risk Factors.”

     The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     We maintain our books and records in reais, which are the basis for our statutory financial statements prepared as prescribed under Law No. 6,404/76, as amended, known as the Brazilian corporate law, and used to determine income taxes and mandatory minimum dividend calculations. The statutory financial statements (not included in this annual report) are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on the Brazilian corporate law, the rules and regulations of the CVM, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil, the Brazilian Institute of Independent Accountants, or IBRACON. We have also prepared consolidated balance sheets at December 31, 2004 and 2003 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the years ended December 31, 2004, 2003 and 2002, all stated in U.S. dollars in accordance with U.S. GAAP. Our U.S. GAAP financial statements are included in this annual report. The selected financial information at and for the years ended December 31, 2004, 2003 and 2002 are derived from our U.S. GAAP financial statements audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil. The selected financial information at and for the years ended December 31, 2000 and 2001 are derived from our U.S. GAAP financial statements audited by Ernst & Young Auditores Independentes S.S., São Paulo, Brazil.

     The following table presents a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements, including the notes thereto, included elsewhere in this annual report.

	For the Years Ended December 31,

	2004	2003	2002	2001	2000

	(U.S. dollars in millions, unless otherwise indicated)
STATEMENT OF INCOME DATA
Net operating revenue:
Domestic sales	U.S.$ 512	U.S.$ 443	U.S.$ 410	U.S.$ 443	U.S.$ 537
Export sales	498	373	199	211	237

Total net sales	1,010	816	609	654	774

Operating costs and expenses:
Cost of sales	518	421	329	344	371
Selling, marketing, general and administrative	161	115	88	88	91
Other operating expenses (income), net	6	12	15	5	(2)

Total	685	548	432	437	460

Operating profit	325	268	177	217	314

Non-operating income (expenses):
Financial income (expenses), net	(29)	(6)	14	32	29
Foreign exchange gain (losses), net	12	(14)	(11)	(8)	(14)
Total	(17)	(20)	3	24	15

Income before income tax, equity in results of
affiliates and cumulative effect of
accounting change	308	248	180	241	329
Income tax (expense) benefit	(36)	(23)	10	(59)	(80)

Income before equity in results of affiliates
and cumulative effect of accounting
change	272	225	190	182	249
Equity income (loss) of affiliates	31	19	(121)	—	—

Income before cumulative effect of accounting
change	303	244	69	182	249

Cumulative effect of accounting change, net of
tax	—	—	—	10	—

Net income	U.S.$ 303	U.S.$ 244	U.S.$ 69	U.S.$ 192	U.S.$ 249

Net income applicable to preferred stock	U.S.$ 143	U.S.$ 115	U.S.$ 32	U.S.$ 90	U.S.$ 116
Net income applicable to common stock	160	129	37	102	133

Net income	U.S.$ 303	U.S.$ 244	U.S.$ 69	U.S.$ 192	U.S.$ 249

Basic earnings per share (in U.S. dollars):(1)
Preferred	U.S.$ 1.67	U.S.$ 1.34	U.S.$ $0.38	U.S.$ 1.05	U.S.$ 1.35
Common	1.51	1.22	0.35	0.96	1.26
Weighted average number of shares
outstanding (in thousands):
Preferred	85,773	85,510	85,107	85,734	84,335
Common	105,702	105,702	105,702	105,702	105,702

Dividends per share (in U.S. dollars):(2)
Preferred	U.S.$ 0.58	U.S.$ 0.22	U.S.$ 0.19	U.S.$ 0.20	U.S.$ 0.13
Common	0.52	0.20	0.17	0.19	0.12

	As at December 31,

	2004	2003	2002	2001	2000

	(U.S. dollars in millions)
BALANCE SHEET DATA
Cash and cash equivalents	U.S.$ 151	U.S.$ 290	U.S.$ 90	U.S.$ 172	U.S.$ 489
Held-to-maturity investments(3)	278	303	320	364	17
Property, plant and equipment, net	1,443	1,202	907	1,100	997
Investment in affiliates, including goodwill	249	245	218	216	—
Total assets	2,644	2,468	1,918	2,321	1,790
Short-term debt(4)	79	48	66	69	74
Long-term debt, including current portion	866	1,098	973	973	455
Shareholders’ equity	1,498	1,185	767	1,107	1,134

	For the Years Ended December 31,

	2004	2003	2002	2001	2000

	(U.S. dollars in millions, except for percentages)
OTHER FINANCIAL DATA
Gross margin	48.7%	48.4%	46.0%	47.4%	52.1%
Operating margin	32.2%	32.8%	29.1%	33.2%	40.6%
Capital expenditures(5)	218	165	317	309	125
Acquisition of interest in equity affiliate(6)	—	—	—	370	—
Goodwill impairment in investee(7)	—	—	136	—	—
Depreciation and depletion	89	72	51	52	63
Cash flow provided by (used in):
Operating activities	255	238	185	234	381
Investing activities	(148)	(97)	(260)	(1,002)	101
Financing activities	(258)	39	36	525	(143)

	For the Years Ended December 31,

	2004	2003	2002	2001	2000

OPERATIONAL DATA
Number of employees (at year end)	3,624	3,702	3,848	3,767	3,658
Nominal production capacity (thousand metric
tons):
Pulp	1,400	1,150	850	800	800
Paper	610	580	580	580	580
Sales volumes (thousand metric tons):	1,459	1,175	906	913	869
Domestic market:	515	477	521	522	524
Market pulp	80	77	82	85	100
Paper	435	400	439	437	424
Printing and writing	338	313	353	357	337
Thermal and carbonless	62	58	55	52	49
Other specialty papers(8)	35	29	31	28	38
International market:	944	698	385	391	345
Market pulp	764	530	253	258	240
Paper	180	168	132	133	105

(1)
Based on the weighted average number of shares outstanding for each period. Following the reverse stock split of our shares and  ADSs on October 18, 2004, we have retroactively adjusted all shares and ADS data to reflect the reverse split. For additional information on  earnings per share, see Note 2(k) to our consolidated financial statements and “Item 5A—Operating Results.”

(2)	Dividends paid per shares in U.S. dollars. Dividends per share were adjusted to reflect the reverse stock split that occurred in October 2004.
(3)	Includes current and non-current portions.
(4)	Excludes current portion of long-term debt.
(5)	Represents cash expenditures for acquisition of property, plant and equipment, excluding the investment in Aracruz Celulose S.A.
(6)
Includes the excess of the cost of investment in Aracruz Celulose S.A. of U.S.$155 million over the underlying fair value of net assets on  the acquisition of a 12.35% interest in the total capital of Aracruz Celulose S.A. Consistent with Statement of Financial Accounting  Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets,” this excess has not been amortized.

(7)
Pursuant to Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investment in Common Stock,” we  reduced the carrying value of our investment in Aracruz Celulose S.A. to quoted market value at December 31, 2002. This impairment  provision of U.S.$136 million (gross of deferred income tax effects of U.S.$46 million) was charged directly to income (“Equity loss of  investee”).

(8)	Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill, such as label papers, finish foil, soap wrapping papers, etc.

Exchange Rates

     On March 4, 2005, the National Monetary Council (CMN) of the Brazilian Central Bank issued resolutions 3265 and 3266 setting forth important modifications to the Brazilian exchange market. Changes turned the Brazilian exchange market into a more flexible one and, consequently, made the Brazilian market more competitive. The main changes set forth by the two resolutions can be summarized as follows:

     Both Brazilian foreign exchange markets, the floating rate exchange market (Mercado de Câmbio de Taxas Flutuantes) and free rate exchange market (Mercado de Câmbio de Taxas Livres), were unified into a unique exchange market. The free rate exchange market was used mainly for import and export transactions and foreign investment, while the floating rate exchange market was mainly used for transfers of funds from or to Brazil.

     Most trade and financial foreign-exchange transactions, including transactions relating to the purchase or sale of preferred shares or the payment of dividends with respect to preferred shares or ADSs, were carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market could only be carried out through a Brazilian bank authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but could be strongly influenced by intervention by the Brazilian Central Bank, or the Central Bank.

     In 2000, 2001 and 2002, the real depreciated by 9%, 16% and 34%, respectively, against the U.S. dollar. In 2003 and 2004 the real appreciated 22% and 9%, respectively against the US dollar. Resolution No. 3,265 by the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single exchange market, effective as of March 14, 2005. According to this Resolution, all foreign exchange transactions must be carried out through institutions authorized to operate in the consolidated market and are subjected to registration with the Central Bank’s electronic registration system. Foreign exchange rates continue to be freely negotiated. As of June 28, 2005, the commercial market rate for purchasing U.S. dollars was R$ 2.37 to U.S.$1.00. We cannot assure you that the real will not devalue or appreciate substantially in the near future. See “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment.”

The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

	Exchange Rate of Reais per U.S.$1.00

Year Ended December 31,	Low	High	Average(1)	Period-end

2000	1.7234	1.9847	1.8295	1.9554
2001	1.9357	2.8007	2.3523	2.3204
2002	2.2709	3.9552	2.9203	3.5333
2003	2.8219	3.6623	3.0775	2.8892
2004	2.6544	3.2051	2.9263	2.6544

Exchange Rate of Reais per U.S.$1.00 - Month Ended
			Low	High
December 31, 2004			2.6544	2.7867
January 31, 2005			2.6248	2.7222
February 28, 2005			2.5621	2.6320
March 31, 2005			2.6011	2.7621
April 30, 2005			2.5195	2.6598
May 31, 2005			2.3784	2.5007
June 28, 2005			2.3694	2.4891

__________
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

  worldwide demand for pulp and paper products;

  worldwide production capacity and inventories;

  the strategies adopted by major pulp and paper producers; and

  the availability of substitutes for our products.

All of these factors are beyond our control. After reaching a peak of approximately U.S.$700 per ton in the second half of 2000, market pulp prices began to fall in 2001 due primarily to a significant drop in demand and a slowdown of the U.S. economy. After stabilizing in the third quarter of 2002, prices fell in the fourth quarter of 2002 because seasonal factors resulted in higher inventories. Due to seasonal factors, in the beginning of the third quarter of 2003, prices declined again to U.S.$530 per ton in the United States, U.S.$490 per ton in Europe and U.S.$450 per ton in Asia. In January 2004, due to a reduction in purchase volumes at the end of 2003, BEKP prices declined to U.S.$440 per ton in Asia, U.S.$490 in Europe and U.S.$525 in the United States. However, in the first quarter of 2004, demand for pulp increased, especially in Europe and Asia, which caused an increase in prices in all regions that quarter. In April 2004, market pulp price was U.S.$530 per ton in Asia, U.S.$565 in the United States and U.S.$550 in Europe. However, markets were more resistant to new prices increases, due to high inventory levels in China and resistance to paper price increases in Europe. These conditions led to successive reductions in pulp prices over the third quarter of the year, closing at US$450 per ton in Asia, US$490 per ton in Europe and US$555 per ton in the US. As demand improved, international pulp prices began to increase in November of 2004 and in January, March and April of 2005. The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to global demand and production and fluctuations in pulp prices. During first five months of 2005 paper prices in the European and North American markets had not increased to match the increases in pulp prices, since the fourth quarter of 2004. Therefore, margins for paper prices have continued to be low in those markets.

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

     Traditionally, imports of pulp and paper have not provided substantial competition for us in Brazil due to, among other factors, logistical costs tariff rates and exchange rates on those products. If the Brazilian government decreases import tariffs, we may face a sudden increase in competition in the domestic market by foreign producers.

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

     Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our mills caused by fire, general third-party liability for accidents and operational risks and international and domestic transportation. However, we do not maintain insurance coverage against fire, disease and other risks to our forests. In each of the past three years, forest fires have not resulted in material damages of our total planted area. The occurrence of losses or other damages not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs.

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

  the acquisitions could increase our costs;

  our management’s attention could be diverted from other business concerns; and

  we could lose key employees of the acquired company.

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

     We are controlled by the Ermírio de Moraes family, which indirectly controls all of our outstanding common voting shares. Consequently, our controlling shareholders have the power to control us and all of our subsidiaries, including the power to:

  elect our directors; and

  determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

     We engage in, and expect from time to time in the future to engage in, commercial and financial transactions with our controlling shareholders or their affiliates. Commercial and financial transactions between our affiliates and us create the potential for, or could result in, conflicts of interests. For a discussion of certain related party transactions, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

     We rely on third parties for some of our technology.

     We rely on third parties for the technology that we use to make some of our value-added paper products. For example, Oji Paper of Japan has granted us the right to use its technology to manufacture and sell certain carbonless and thermal papers in Brazil and to sell these products in some other countries. The technology transfer agreement expired in 2004 and we have renewed it, but only for thermal paper. If a third-party licensor of technology that we use refused to continue licensing its technology to us, our results of operations could be adversely affected.

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

     Our operations are conducted in Brazil, and in 2004, we sold approximately 35% of our products in terms of volume to Brazilian customers. Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions in Brazil. Brazil’s gross domestic product grew by 1.9% in 2002, 0.5% in 2003 and 4.9% in 2004. We cannot assure you that gross domestic product will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of pulp and paper. As a result, these developments could impair our business strategies, financial condition or results of operations.

     In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy. The Brazilian government’s actions to control inflation and effect other policies have included wage and price controls, currency devaluations, capital controls, and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

  currency fluctuations;

  inflation;

  price instability;

  energy policy;

  interest rates;

  tax policy; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

     At the end of 2002, Brazil elected a new president from the Workers’ Party, Luis Inácio Lula da Silva, known as Lula. In the period leading up to and following President Lula’s election, there was substantial uncertainty regarding the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets and a 34% devaluation of the real in 2002. In 2003, the real appreciated 22% against the U.S. Dollar and an additional 9% in 2004. We cannot predict whether the government will continue its current policies or will pursue different policies, whether these new policies, if implemented, will be effective, and how investors and the capital markets will react to them. Any substantial negative reaction to the policies of the Brazilian government could adversely affect our business, financial condition, results of operations or prospects and the market price of our preferred shares and ADSs.

     Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

     Brazil has, in the past, experienced extremely high rates of inflation. More recently, according to the Índice Geral de Preços-Disponibilidade Interna, or IGP-DI, a general price inflation index, the Brazilian general price inflation rates were 26%, 8% and 12% in 2002, 2003 and 2004, respectively. Inflation itself and certain governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy. Our cash costs and operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the currency. As expressed in U.S. dollars, however, these increases are typically offset at least in part by the effect of the appreciation of the U.S. dollar against the real. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase. See “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment.”

     Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our preferred shares and ADSs.

     Because a significant portion of our revenues and assets is denominated in reais and we have U.S. dollar-denominated debt and other liabilities, we may be adversely affected by any future devaluations of the real against the U.S. dollar. The Brazilian currency has been devalued periodically during the last four decades. See “Item 3—Key Information—Selected Financial Data—Exchange Rates.”

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

     During 2001, the real experienced a period of significant devaluation, due in part to the economic and political uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. In 2001, the depreciation of the real relative to the U.S. dollar totaled 16%. In 2002, the real depreciated 34% relative to the U.S. dollar, due in part to the continued economic and political uncertainties in emerging markets and the global economic slowdown. In 2003 the real appreciated 22% against the U.S. dollar due to the positive results in Brazilian trade balance, with registered a record in exports sales in addition to an increase on the confidence if the international markets, as compared to the period prior to the presidential elections. In 2004 the real appreciated an additional 9% against U.S. dollar due to the positive results in the Brazilian trade balance, positive finance inflow (due to high interest rate), lower external vulnerability and the weakness of the U.S. dollar against others currencies.

     The Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. We cannot predict whether the Central Bank will continue to let the real float freely. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. We cannot assure you that the Brazilian government will not in the future impose a band within which the real/U.S. dollar exchange rate could fluctuate or set a fixed exchange rate, and what impact such an event might have on our financial condition or results of operations.

     Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. They generally curtail access to foreign financial markets and may require government intervention, including recessionary governmental policies. See “—Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.” Devaluations also reduce the U.S. dollar value of distributions and dividends on our ADSs and the market price of our preferred shares and ADSs.

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

     Events such as the economic and social crisis in Argentina that began in 2001 and the political crises in Venezuela, Bolivia and Ecuador influenced investors' perception of political and economic risk in Brazil, negatively affecting investors' perceptions of Brazilian securities.

     If market conditions in any Latin America or other emerging market countries deteriorate, they may adversely affect our ability to borrow funds at a favorable interest rate or to raise equity capital when and if there is a need. Those adverse developments could lead to a reduction in both demand and the market price for our preferred shares and ADSs.

Risks Relating to Our Preferred Shares and ADSs

     Exchange controls and restrictions on remittances abroad may adversely affect holders of our ADSs.

You may be adversely affected if the Brazilian government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it had done in the past, the conversion of the real into foreign currencies. These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares or ADSs, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad. We cannot assure you that the government will not take these type or similar measures in the future. Holders of our ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the preferred shares, including the preferred shares underlying the ADSs. In such a case, our ADSs depositary will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

     Exchanging ADSs for the underlying preferred shares may have unfavorable consequences.

     The Brazilian custodian for the preferred shares must obtain an electronic certificate of registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the preferred shares and sales proceeds related thereto. If you decide to exchange your ADSs for the underlying preferred shares, you will be entitled to continue to rely, for five business days from the date of exchange, on the ADS depositary’s electronic certificate of registration. Thereafter, you may not be able to obtain and remit U.S. dollars or other foreign currencies outside Brazil upon the disposition of the preferred shares, or distributions relating to the preferred shares, and you will generally be subject to less favorable tax treatment on gains with respect to the preferred shares, unless you obtain your own electronic certificate of registration with the Central Bank, under Resolution No. 2,689 of January 26, 2000 of the National Monetary Council, which entitles foreign investors to buy and sell on the Brazilian stock exchanges. If you attempt to obtain your own electronic certificate of registration, you may incur expenses or suffer significant delays in the application process. Obtaining an electronic certificate of registration involves generating significant documentation, including completing and filing various electronic forms with the Central Bank and the CVM. In order to complete this process, the investor will need to appoint at least one representative in Brazil with powers to perform certain actions relating to the foreign investment and will usually need to have a consultant or an attorney who has expertise in Central Bank and CVM regulations. These expenses or delays could adversely impact your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. If you decide to exchange your preferred shares back into ADSs once you have registered your investment in the preferred shares, you may deposit your preferred shares with the custodian and rely on the ADS depositary’s electronic certificate of registration, subject to certain conditions. We cannot assure you that the ADS depositary’s electronic certificate of registration or any certificate of foreign capital registration obtained by you may not be affected by future legislative or other regulatory changes, or that additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from disposition could not be imposed in the future. See “Item 8—Financial Information—Dividend Policy and Dividends—Payment of dividends.”

     The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of ADSs.

     Investments in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investing in securities of issuers from more developed countries.

     The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. Accordingly, the ability of the holders to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so may be substantially limited. The São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately U.S.$335 billion as of April 30, 2005, and an average daily trading volume of approximately U.S.$403 million and U.S.$348 million in 2003 and 2004, respectively. In comparison, the New York Stock Exchange had a market capitalization of U.S.$12.7 trillion as of December 31, 2004, and an average daily trading volume of approximately US$48.2 billion and US$ 56.4 for 2004 and 2005, respectively.

     There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 48% of the aggregate market capitalization of BOVESPA as of April 30, 2004. The top ten stocks in terms of trading volume accounted for approximately 54.5% and 53.5% of all shares traded on BOVESPA, on May 31, 2004 and 2005, respectively.

     Because we are subject to specific rules and regulations as a Brazilian company, holders of our ADSs have fewer and less well defined shareholders’ rights than investors in U.S. companies.

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

     Although Brazilian law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the securities markets in the United States or certain other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well developed and enforced in Brazil than in the United States, potentially disadvantaging holders of our preferred shares and ADSs. When compared to Delaware general corporation law, the Brazilian corporate law and practice have less detailed and less well-established rules and judicial precedents relating to the review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties and sale-of-business transactions. In addition, shareholders must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders’ derivative suits, and shareholders ordinarily do not have standing to bring a class action.

     Also, in accordance with Brazilian corporate law and our by-laws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at meetings of our shareholders except in limited circumstances. See “Item 10—Additional Information—Memorandum and Articles of Association.”

     You may be unable to exercise preemptive rights with respect to our preferred shares.

     You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available and the ADS depositary determines to make the rights available to you. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the ADS depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse. See “Item 10—Additional Information—Exchange Controls—Preemptive Rights.”

ITEM 4. INFORMATION ON VCP

A. History and Development of VCP

     We are incorporated under the laws of the Federative Republic of Brazil under the name Votorantim Celulose e Papel S.A., as a corporation with unlimited duration. We have the legal status of a sociedade por ações, or a stock corporation, operating under the Brazilian corporate law. Our principal executive offices are located at Alameda Santos, 1357, 6th floor, 01419-908, São Paulo, SP, Brazil (telephone: 55-11-3269-4168/4261). Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

     Currently, our industrial facilities consist of two integrated pulp and paper mills, Jacareí and Luiz Antônio, and two facilities exclusively dedicated to paper production, Piracicaba and Mogi das Cruzes, all located in the state of São Paulo. At December 31, 2004, our installed capacity was 1,400,000 tons per year of pulp and 610,000 tons per year of coated, uncoated and specialty papers. Approximately 71% of our paper sales volume and 9% of our pulp sales volume are sold to the domestic market.

     We also have a paper distribution division, KSR, with an extensive product line, including graphic papers and products. We have an automated, modern warehouse system that permits efficient distribution and that is supported by a specialized transportation fleet for deliveries throughout Brazil.

     Our activities began in 1988 when the Votorantim group purchased Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the state of São Paulo. We began production in 1991 after expanding and modernizing our facilities. In September 1992, the Votorantim group purchased Indústrias de Papel Simão S.A., or Papel Simão. In 1995, Celpav became a subsidiary of Papel Simão, and Papel Simão changed its name to Votorantim Celulose e Papel S.A. We later transferred our operating assets to Celpav and, in July 1999, Celpav was merged into VCP.

     In 1991, our annual capacity was 350,000 tons per year of pulp and 280,000 tons per year of paper. With the acquisition of Papel Simão, the Votorantim group added 220,000 tons of pulp and 250,000 tons of paper to the annual pulp and paper production capacity, respectively. Following the acquisition of Papel Simão, the Votorantim group’s combined pulp and paper operations constituted the third largest in Brazil in terms of sales. We further increased our pulp production capacity by 230,000 tons in 1996 with the addition of a new pulp production line at the Jacareí mill. We also added a new coater in 1996 at the Piracicaba mill, which increased our annual production capacity of thermal and carbonless paper to 40,000 tons per year and further production optimizations in 2001 raised the production capacity by 50,000 tons of pulp per year. Our annual production capacity of coated paper increased to 175,000 tons per year with the addition of a new coater at the Jacareí mill in 1997 and the addition of a new on-line coater at the Piracicaba mill in 1998. As a result of these additions and other optimization projects, our paper production capacity reached 610,000 tons per year in 2004.

     On December 29, 1999, we sold our 51% stake in Indústria de Papel de Salto Ltda., or Salto, to Arjo Wiggins Participações e Comércio Ltda., a subsidiary of Arjo Wiggins S.A., a French company, for a cash payment of U.S.$23 million. Salto produced security, industrial and other specialty papers, including paper used for bank notes, checks, identification cards, vouchers and bibles. Under the terms of the sale agreement, we are obligated to indemnify Arjo Wiggins against certain losses in excess of amounts recorded. In December 2004 we amended the agreement in which we were obligated to indemnify Arjo Wiggins. The obligations are now limited to US$11 million. We guarantee these obligations with a letter of guarantee in the amount of US$ 6 million for 3 years. To date, we have not paid any amounts under this indemnification provision, and we believe any amounts paid will not be significant. We realized a gain of U.S.$13 million on this sale.

     On April 19, 2000, we completed a registered offering of 7,920,000 ADSs. Each ADS represented 500 preferred shares, and the ADSs were listed on the New York Stock Exchange under the symbol “VCP.” Of the 7,920,000 ADSs being offered at that time, we sold 2,047,648 ADSs and certain of our shareholders sold the remaining 5,872,352 ADSs. Concurrently, 440,000,000 preferred shares were sold in Brazil.

     On August 14, 2000, our board of directors approved the Jacareí expansion, which has expanded the pulp production capacity at our Jacareí mill by approximately 570,000 metric tons, raising our total current annual installed capacity from 850,000 in 2002 to 1.40 million metric tons per year in 2004. The Jacareí expansion project included reforestation projects, which were completed at the same time as the Jacareí expansion. We had invested a total of U.S.$495 million in the Jacareí expansion. The government-owned development bank, Banco Nacional de Desenvolvimento Econômico e Social—BNDES, or BNDES, disbursed R$117 million in 2003 to finance part of our investment in the Jacareí expansion. See “Item 4—Information on VCP—Property, Plant and Equipment—Expansions.”

     On October 3, 2001, we purchased 28.0% of the voting shares (representing 12.35% of the total capital) of Aracruz Celulose S.A., or Aracruz, from the Mondi Group, for approximately U.S.$370 million. Aracruz is a Brazilian pulp exporter whose ADSs trade on the New York Stock Exchange under the symbol “ARA.” We acquired our interest in Aracruz in order to increase our exposure to the international pulp market, and we accounted for this investment under the equity method. We financed this acquisition with a bridge loan in the amount of U.S.$370 million in 2001, which was refinanced in May 2002 with a U.S.$380 million syndicated loan. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.” Our acquisition of 28% of Aracruz’s voting shares was unconditionally approved by the Conselho Administrativo de Defesa Econômica, known as CADE, the Brazilian antitrust regulator, on November 25, 2003. We reduced the book value of our investment in Aracruz to market price value at December 31, 2002. The impairment provision of U.S.$136 million (gross of deferred income tax effects of U.S.$46 million) was determined based on the market price of U.S.$18.56 for the Aracruz ADRs on December 31, 2002, and it was charged directly to income. On May 31, 2005, the market price for the Aracruz ADRs was US$33.68.

     We do not expect to have significant operational involvement at Aracruz at this time. A subsidiary of ours became a party to the Aracruz shareholders’ agreement, along with BNDESPAR, the Lorentzen Group and the Safra Group. Under the shareholders’ agreement, our subsidiary is entitled to and has appointed three directors to the Aracruz board of directors, which currently consists of ten directors. The shareholders’ agreement, which expires on May 11, 2008, provides that the maximum number of shares of voting stock of Aracruz to be held by any party to the shareholders’ agreement may not exceed 28% of the total outstanding shares of voting stock of Aracruz. In addition, the shareholders’ agreement requires that each person or entity who acquires shares of voting stock of Aracruz from any of the parties to the shareholders’ agreement become a party to such agreement.

     On December 1, 2001, VCP Exportadora e Participações S.A., or VCP Exportadora, indirectly acquired VCP North America Inc., incorporated in Delaware, United States, or VCP North America, and VCP Trading N.V. incorporated in Curaçao, or VCP Trading, from Votorantim International Holding N.V., for U.S.$50,000 and U.S.$30,000, respectively, for the purpose of centralizing our commercial operations in VCP Exportadora.

     In January 2002, we incorporated VCP Florestal, which assumed all of the assets and liabilities relating to our forestry operations. In March 2002, we incorporated VCP Overseas Holding KfT, or Overseas Holding, our wholly owned subsidiary incorporated in Hungary. In June 2002, we incorporated St. Helen Holding III, B.V., located in Curaçao.

     In February 2003, Arapar S.A. and Lorentzen Empreendimentos S.A., collectively Grupo Lorentzen, on the one hand, and SODEPA, on the other hand, as shareholders of Aracruz, entered into an agreement pursuant to which each party agreed not to sell its shareholding in Aracruz without the consent of the other.

     As of December 31, 2003, we had a 50% stake in each of Voto-Votorantim I and Voto-Votorantim II. We also had three wholly owned subsidiaries, VCP Terminais Portuários S.A., VCP Exportadora and VCP Florestal. In April 2001, we incorporated VCP Exportadora as a wholly owned subsidiary, and in the fall of 2001 we incorporated Newark, which was used to acquire our interest in Aracruz.

     In November 2004, we signed an agreement with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, for the acquisition of all of the common and preferred stock of Ripasa S.A. Celulose e Papel, or Ripasa. On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest – 38.795%) indirect interest in the voting capital and 46.06% (our interest – 23.03%) indirect interest in the total capital of Ripasa, by the amount of US$ 278 million. A purchase option was also signed for the sale of 37,449,084 common shares and 12,388,719 preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, to be exercised within six years, for a total amount of US$160.31 million. Following a restructuring of Ripasa, the remaining minority shareholders of Ripasa are expected to be issued a tender offer to exchange their shares for shares of VCP and Suzano. The purchase of Ripasa is being analyzed by Brazilian antitrust authorities and is subject to their review and approval.

     On January 26, 2005, in an Extraordinary General Meeting, our shareholders decided that VCP Florestal would merge into us to achieve cost reductions and increased business synergies between the two companies. VCP Florestal was dissolved as a result of the merger and we succeeded it with respect to all rights and obligations thereof. There was no increase in our capital stock as a result of the merger, due to the fact that we owned all the shares of VCP Florestal.

Capital Expenditures

     Our capital expenditures totaled U.S.$ 218 million in 2004, U.S.$165 million in 2003 and U.S.$317 million in 2002. The increase in capital expenditures from 2003 to 2004 was mainly due to large investment in a new forest reserve (land acquisition and plantation) in the Rio Grande do Sul State, south of Brazil. In 2003, the amount of capital expenditures decreased as compared 2002 due to the finalization of the expansion projects at the Jacareí mill. During 2001 and 2002, we invested principally in our capacity expansion projects at the Jacareí mill.

     Although currently we do not have specific capital expenditure plans for future expansion projects, besides the new forest in the south of Brazil and debottlenecking of Jacareí Mill, we believe that our prior investments will allow us to continue to grow and continue to undertake our business plan.

     The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,

	2004	2003	2002

	(in U.S.$ millions)
Expansion	U.S.$ 27	U.S.$ 33	U.S.$ 227
Forests (includes land purchase)	112	65	37
Improvements/modernization	33	23	19
Other (includes maintenance and information technology)	46	44	34

Total	U.S.$. 218	U.S.$165	U.S.$ 317

     As part of our capital investment program for 2005, we intend to invest U.S.$50 million in land acquisition in Rio Grande do Sul, continuing our strategy of building a forest base in the south of Brazil and US$ 68 million for the debottleneking of the Jacareí mill, that is expected to increase in 150,000 tons the pulp capacity of the mill. We are also in the process of purchasing more land for forestry plants to reduce our dependence on raw materials from third parties. The following table shows the estimated breakdown of planned capital expenditures during 2005, which is expected to be financed by cash generated from operations and by existing cash:

U.S.$ in millions

Expansion projects	$ 68
Forests (includes land purchase)	106
Improvements/modernization	24
Other (includes maintenance and information technology)	58

Total	$ 256

     During 2004, investments were carried out in the forestry area. These projects were based on preserving and improving the environment.

Business Overview

     We are one of the largest pulp and paper products companies in Brazil and the leading Brazilian producer of wood-free printing and writing papers and specialty papers in terms of net sales and total assets, according to Bracelpa. We produce eucalyptus pulp, which is a high-quality variety of hardwood pulp. In 2003 and 2004, we sold approximately 52% and 61%, respectively, of our pulp production to third parties, and we use the remainder internally to manufacture a wide range of printing and writing paper products, including coated and uncoated printing and writing papers, thermal papers, carbonless papers and other specialty papers. Exports account for a significant portion of our revenues. In 2003 and 2004, we sold approximately 59% and 65%, respectively, of our pulp and paper tonnage outside of Brazil.

Operations

     Our total sales volume was 905,644 tons in 2002, 1,175,003 tons in 2003 and 1,459,079 in 2004. Our net revenues were U.S.$609 million in 2002, U.S.$816 million in 2003 and US$ 1,010 million in 2004.

     In 2004, 35% of the volume and 51% of total sales were derived from the domestic market compared to 41% and 54%, respectively, in 2003 and 58% and 67%, respectively, in 2002. In the pulp market, the domestic market accounted for 9% of the sales volume and 9% of the revenues derived from pulp in 2004. In the paper market, the domestic market accounted for 71% of the sales volumes and for 77% of the revenues derived from paper in 2004.

     The table below sets forth the percentages of our net revenues in 2004, 2003 and 2002 that correspond to the domestic and export markets and the breakdown by product of our net revenues:

	2004	2003	2002
Sales by market
Domestic	51%	54%	67%
Export	49%	46%	33%
Sales by product
Market Pulp	38%	34%	21%
Paper	62%	66%	79%

     In 2004, we produced 1,347,000 tons of eucalyptus pulp compared to 1,166,100 tons in 2003 and 823,162 tons in 2002. In 2004, we sold 844,431 tons of this production as market pulp to third-party producers and we used the remainder to manufacture paper products. Our production and related U.S. dollar-based exports of pulp also increased during 2004. We sold U.S.$129 million in 2002, U.S.$275 million in 2003 and U.S.$ 387 million in 2004. The increase in our market pulp revenues from 2002 to 2004 was mainly due to the additional capacity of the new pulp line.

     In 2004, our sales volume of paper products increased to 614,648 tons from 568,103 tons in 2003. This increase on sales is mainly explained by higher demand in the domestic market, as a result of the recovery in the

Brazilian economy and higher efficiency on production. In 2003, our sales volume of paper products decreased to 568,103 tons from 571,302 tons in 2002 due to a decrease in consumption in the domestic market. Uncoated and coated printing and writing paper sales accounted for 74% of our total paper products revenues in 2004 and 73% of our total paper products revenues in 2003. The remainder of our revenues from paper products in 2004 and 2003 were made up of sales of thermal and carbonless paper, accounting for 19%, for both periods, of paper sales, and sales of other specialty paper, each accounting for 7% of paper sales. Our printing and writing papers are used for a variety of business supplies, including notebooks, books, continuous forms, labels, brochures and magazines. Our estimated market share in Brazil in 2004 was 33% (37% in 2003) for coated papers and 19% (20% in 2003) for uncoated papers. We sold 29% of our total printing and writing paper sales volume outside of Brazil in 2004 (35% in 2003). Since 1995, our production and sales of higher-margin chemical papers has been increasing both in real terms and as a proportion of our total paper production and sales.

Our Ownership Structure

     We are part of the Votorantim group, one of the largest privately held Brazilian groups of companies. The Votorantim group was founded in 1918 by Senator José Ermírio de Moraes and is controlled by the Ermírio de Moraes family. The three core businesses of the Votorantim group are cement, aluminum and pulp and paper. The Votorantim group is also involved in other industries, including metallurgy, financial services, chemicals and agribusiness. In 2004, pulp and paper accounted for approximately 18% of the Votorantim group’s net revenues as measured under Brazilian GAAP.

     The following chart shows our ownership structure as of May 31, 2005:

1	Our immediate parent company is Votorantim Participacões S.A., or VPAR, and which in turn is ultimately controlled by Hejoassu Administração Ltda., which is controlled by the Ermírio de Moraes family.

Our Business Strategy

     We intend to be one of the leaders in the pulp and paper industry, building on our competitive strengths with the aid of the Votorantim Management System (SGV – Sistema de Gestão Votorantim) in order to create sustainable value to our shareholders. The principal components of our strategy are to:

  be an important player in the international pulp market, leveraging the structural competitive advantages in Brazil;

  have presence in the global reprographic paper market

  consolidate our leadership position in the growing regional market for wood-free printing, writing, copying and specialty papers;

  expand our production capacity through both mill expansion and strategic acquisitions, alliances and joint ventures to meet increased demand in both the domestic and export markets; and

  achieve sales of 4 million tons per year of market pulp and 2 million tons per year of printing & writing papers by 2020.

     Expand our presence in the international pulp market

     We intend to take advantage of our competitive strengths to increase our market share in the international pulp market. In 2004, we sold approximately 91% of our market pulp tonnage outside of Brazil (an increase from 87% in 2003), compared to 2% in 1996 when we began exporting. The high forest yields due to climate and soil conditions in Brazil, the short harvest cycle, the high productivity and sustainability of our forest operations and our use of cloning methods are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market. Our investment in Aracruz and the Jacareí expansion reinforce our presence in the international pulp market.

     Maintain our leadership position in the growing regional market for coated, thermal and carbonless papers

     We are currently a market leader for coated, thermal and carbonless papers in Brazil with 33%, 82% and 75% market share, respectively. We are also one of the market leaders for uncoated printing and writing paper, with a 19% market share in Brazil. We expect domestic demand to grow along with the expected growth in the economy of Brazil over the next few years. In order to consolidate our market position, we focus on long-term relationships with our customers by seeking to increase our understanding of our customers and their industries and to tailor our products to their specific needs. Our investments in Ripasa strengthens our presence in the domestic coated and uncoated market.

     Continue to shift our paper sales mix toward higher margin products

     We believe that an improved product mix with more value-added products can increase operating margins even if average paper prices do not improve significantly. In addition, these products are subject to less cyclical price variations. Therefore, we seek to increase our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers; our sales of these papers increased to approximately 47% of our net paper sales in 2004, from approximately 33% in 1997. We are producing higher margin products to replace products that Brazilian consumers previously had to import, such as labels for beer and soft drinks.

     We have developed our production facilities for thermal and carbonless papers through a licensing arrangement with a leading producer in the area of chemical papers, Oji Paper, which allows us to benefit from Oji Paper’s technology. We expect to continue to benefit from an increase in domestic demand, as well as to gain market share from imports of coated and specialty papers, which have become less competitive due principally to the continuous devaluation of the real from January 1999 through 2002. Continuing a trend that initiated in 2003, in 2004, we estimate that we lost approximately 7% of our coated paper domestic market share mainly to imports, which became more competitive as the real appreciated against the U.S. dollar. We plan to take advantage of the opportunity to recover our market share when the real depreciates or stabilizes against the U.S. dollar. We also will continue to work closely with our customers to develop new products.

     Increase operating efficiencies

     We intend to remain a low-cost producer of pulp and paper by continuing our ongoing program to increase operating efficiencies and reduce operating costs per unit. We intend to continue to:

  focus on reducing wood costs through increased eucalyptus yields and reduced harvesting costs;

  focus on improving the efficiency of our operations through investment in harvesting equipment, production facilities and advanced information technology; and

  improve information flow to facilitate decision-making.

     Expand our forest and mill production capacity through both expansion and strategic acquisitions to meet increased demand in both the domestic and export markets

     We intend to further increase our production capacity through both the expansion of existing facilities (including the Jacareí expansion) and strategic acquisitions.

     The Jacareí expansion has increased the annual pulp production capacity at the Jacareí mill by approximately 570,000 tons. For a more complete description of the Jacareí expansion, see “Item 4—Information on VCP—Property, Plant and Equipment—Expansions.”

     We are also investing in a new forest base in the south of Brazil, preparing fiber supply for future growth. Between 1996 and 2005, the average annual rate of paper consumption in Brazil increased by 5% per year1. In recent years, there has been a marked increase in paper consumption in Brazil. We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time. We increased our pulp production capacity through our expansion project at our Jacareí mill to a production capacity of 1.40 million tons annually. From 2001 to 2004, we disbursed U.S.$495 million in this project, which is currently fully operational. We also closely monitor developments in the Brazilian and global pulp and paper industry. We continue to pursue growth opportunities to create value for our shareholders through strategic acquisitions, alliances and joint ventures and we intend to participate in the continuing consolidation among pulp and paper producers, both domestically and internationally.

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

	Years ended December 31,

	2004	2003	2002

Market Pulp	38%	34%	21%
Paper:
P&W/Cut Size/Couche	45%	50%	60%
Thermal and carbonless	12%	12%	14%
Other specialty papers	5%	4%	5%

Pulp

     Production

     The following table sets forth our total hardwood pulp production, total Brazilian hardwood pulp production, and our hardwood pulp production as a percentage of total Brazilian pulp production for the periods indicated:

Years ended December 31,

________________________________________
[1]	Source: BRACELPA

	2004	2003	2002

VCP’s production (in tons)	1,346,840	1,166,100	823,162
Total Brazilian production (in tons)	7,520,363	7,098,339	6,016,969
VCP’s production as percentage of total Brazilian
production	17.9%	16.4%	13.7%

Sources: Bracelpa and VCP. Figures for Brazilian production changed due to updated reports released by Bracelpa.

     Sales

     In 2004, we sold 844,431 tons of bleached pulp as market pulp to third parties in the domestic market and outside of Brazil. We had a 15% share of the Brazilian domestic market for bleached hardwood pulp in 2004. In recent years, however, we have sought to increase our sales of market pulp outside of Brazil. In 2004, approximately 91% of our market pulp sales volume was to customers located outside of Brazil. The following table sets forth our net sales of pulp to the export market by geographic region for the periods indicated:

	Year ended December 31,

	2004		2003		2002

	Tons	% of Total	Tons	% of Total	Tons	% of Total

North America	85,544	11.2	85,566	16.1	103,736	41.1
Latin America	3,044	0.4	-	-	-	-
Europe	347,371	45.4	238,978	45.1	108,520	42.9
Asia/Middle East/Oceania	328,404	43,0	205,065	38.7	40,323	15.9
Africa	-	-	339	0.1	65	0.1

Total Exports	764,363	100	529,948	100.0	252,644	100.0

     In 2004 Santher was our largest domestic customer of pulp, followed by Arjo Wiggins and Miguel Forte and Georgia Pacific, APP China, M-Real and PKS were our largest customers of pulp outside of Brazil.

     Demand for our pulp has generally exceeded our production capacity even during cyclical downturns of the pulp industry, and, according to a study conducted in March 2005 by Hawkins Wright, an independent international consulting firm, the projected average demand growth in the world for bleached eucalyptus kraft pulp, or BEKP, is 7.0% per year from 2004 to 2009 (and 2.1% per year for the total white pulp demand), while the total white pulp capacity (including BEKP) projected average growth is 2.7% per year in the same period.

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

Paper

     Our paper products can be divided into three major categories:

  coated and uncoated printing and writing papers;

  carbonless and thermal papers; and

  other specialty papers.

     The production and sale of printing and writing papers is our major line of paper business, accounting for approximately 64% of our total net paper sales and 93% of our paper exports in 2004 and 75% of our total net paper sales and 99% of our paper exports in 2003. The following table provides a brief description of our principal paper products and lists the facilities where they are produced:

Product	Description	Facility

Coated printing and writing paper	Coated free sheet paper used for labels, self-adhesive, flexible packaging markets and publishing sector (magazine, book and catalogue) inserts brochures and other publications; pioneer line of coated cut-size paper for small/home office market designed for printing of high-resolution and high-quality images; coated paper to be used on labels for plastic PET soft drink packaging.	Jacareí Piracicaba

Uncoated printing and writing paper	Uncoated free sheet paper in reels, sheets and cut-size designed for maximum performance in photocopying machines and laser and inkjet printers, and alkaline offset paper.	Luiz Antônio Jacareí

Carbonless paper	Used to produce multi-copy forms for credit card receipts, invoices and other applications in place of traditional carbon paper.	Piracicaba

Thermal paper	Traditionally used in fax machines; new applications include supermarket receipts, bar code labels, toll tickets, water and gas bills and receipts for ATMs and credit card machines.	Piracicaba

Other specialty papers	Our specialty papers include art paper for catalogues, folders, letters, envelopes, etc.	Mogi das Cruzes
________________________________________

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

     In 2001, we introduced a new, more efficient production process whereby wood chips for the production of pulp are produced at plantation sites using portable chipping equipment. With these new chipping machines, we are able to carry out chipping in the forest and thereby improve tree utilization and reduce noise levels at the mill. In addition, forest residues are returned directly to the plantation soil, contributing to the recycling of nutrients. Approximately 30% of the wood required for the Jacareí mill is supplied in the form of chips directly from the forest.

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

     The following table sets forth our paper production, total Brazilian paper production, and our total paper production as a percentage of total Brazilian production for the periods indicated:

	Year ended December 31,

	2004	2003	2002

VCP’s production (in tons)	660,740	672,953	570,696
Total Brazilian production (in tons)	8,221,345	7,811,137	7,773,913
VCP’s production as percentage of total Brazilian production	8.0%	8.6%	7.3%
________________________________________

Sources: Bracelpa and VCP. Changes in figures for 2001 and 2002 are due to report updates from Bracelpa.

     Printing and Writing Paper. According to Bracelpa, in 2004, we were Brazil’s third largest producer of uncoated wood-free printing and writing and fourth largest producer of cut-size paper, and we ranked first in coated paper production. During 2004, we produced 576,687 tons of printing and writing paper consisting of approximately 444,052 tons of uncoated and 132,635 tons of coated paper. Our coated paper is used for a variety of purposes, including labels, inserts, brochures and magazine covers. Uses for our uncoated paper include notebooks, books and continuous forms. We produce coated and uncoated paper in reels and sheets and in cut-size paper. We currently have estimated domestic market shares of 33% and 19% in the coated and uncoated printing and writing markets, respectively.

     The following table sets forth our printing and writing paper production, total Brazilian printing and writing paper production and our production as a percentage of Brazilian production of such products for the periods indicated:

	Year ended December 31,

	2004	2003	2002

VCP’s production (in tons)	576,687	603,122	501,174
Uncoated paper (in tons)	444,052	488,787	372,814
Coated paper (in tons)	132,635	114,335	128,360
Total Brazilian production (in tons)	2,368,538	2,273,201	2,163,201
VCP’s percentage of Brazilian production	24.3%	26.5%	23.2%
________________________________________

Sources: Bracelpa and VCP.

     Carbonless and Thermal Papers. In 2004, we manufactured 61,789 tons of carbonless and thermal paper at our Piracicaba production facility. We produce carbonless and thermal paper in reels and sheets for use as facsimile and medical paper as well as supermarket receipts, banking and commercial automation paper, bar code paper, toll tickets and commercial invoices.

     In addition, we entered into a technology transfer agreement with Oji Paper pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal and carbonless paper. The agreement also grants us an exclusive, non-assignable license to manufacture and sell certain carbonless and thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East. Oji Paper receives quarterly royalties based on net sales. The sum of the quarterly royalties in each of the years ended December 31, 2002, 2003 and 2004 was approximately U.S.$1.3 million in each year. The technology transfer agreement expired in October 2004, and we have renewed it, but only for the thermal papers.

     Other Specialty Papers. We are one of the largest producers of specialty papers in Latin America. In 2004, we produced 22,264 tons of other specialty papers from our Mogi das Cruzes facility, including art papers for catalogues, folders, letters and envelopes and finish foil for the furniture industry.

     The following table sets forth our carbonless, thermal and other specialty paper production, Brazilian carbonless, thermal and other specialty paper production as a total and our total production as a percentage of the total Brazilian production of such products for the periods indicated:

	Year ended December 31,

	2004	2003	2002

VCP’s carbonless paper production (in tons)	50,681	43,593	43,398
VCP’s thermal paper production (in tons)	11,117	12,786	12,214
VCP’s other specialty paper production (in tons)	22,264	13,452	13,910

Total (in tons)	84,062	69,831	69,522

Brazilian production (in tons)	N.A.	N.A.	179,033
VCP’s production as percentage of total Brazilian production	N.A.	N.A.	38.8%
________________________________________

Sources: Bracelpa and VCP. Since 2003, Bracelpa does not disclose figures relating to Brazilian production of carbonless and thermal papers.

Sales

     We sell our paper products around the world. The following table sets forth our net sales of paper to the export market by geographic region for the periods indicated:

	2004		2003		2002

	Tons	% of Total	Tons	% of Total	Tons	% of Total

North America	62,726	34.9%	56,088	33.3%	47,791	36.2%

Latin America(1)	43,756	24.4	32,251	19.2	32,618	24.7

Europe	53,889	30.0	47,469	28.2	34,674	26.3

Middle East/Asia/Africa/Other	19,158	10.7	32,404	19.3	16,760	12.8

Total Exports	179,529	100.0%	168,212	100.0%	131,843	100.0%

________________________________________
(1)	Excluding Brazil.

     The following table sets forth our domestic sales of specialty, carbonless and thermal paper, Brazilian specialty, carbonless and thermal paper sales, and our sales as a percentage of Brazilian sales for such products for the periods indicated:

	Year ended December 31,

	2004	2003	2002

VCP’s carbonless and thermal paper sales (in tons)	62,076	57,961	55,335
VCP’s other specialty paper sales(1) (in tons)	34,868	28,905	30,673

Total (in tons)	96,944	86,866	86,008

Brazilian Market (in tons)	N.A.	N.A.	163,843
VCP’s percentage of Brazilian market	N.A.	N.A.	52.5%
________________________________________

(1) Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.
Sources: Bracelpa and VCP. Since 2003, Bracelpa does not disclose figures relating to Brazilian sales of carbonless and thermal papers.

     Printing and writing paper represents the largest category of paper exports from Brazil. In 2003 and 2004, we exported 167,633 tons and 179,438 tons, respectively, of printing and writing paper, which primarily consisted of uncoated paper.

     The following table sets forth our exports and domestic sales of coated and uncoated papers for the periods indicated:

	Year ended December 31,

	2004	2003	2002

VCP’s exports (in tons)	179,438	167,663	129,876
Brazilian exports (in tons)	766,906	765,015	623,436
VCP’s percentage of Brazilian exports	23.4%	21.9%	20.8%
VCP’s domestic sales (in tons)	338,175	313,024	353,451
Brazilian market (in tons)	1,566,215	1,420,189	1,509,385
VCP’s percentage of Brazilian market	21.6%	22.0%	23.4%
________________________________________

Sources: Bracelpa and VCP.

     The customer base for our paper products is very diversified. None of our customers individually accounted for more than 10% of our domestic or international sales of paper products in 2004.

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

     Energy and chemicals

     We use several sources to generate thermal and electrical energy for the pulp and paper production process, including biomass derived from wood debarking, chip screening rejects, fuel oil, natural gas and black liquor. By producing electricity internally, we realize substantial savings compared to purchasing electrical energy in the open market. In 2004, we generated approximately 66% of our energy requirements for the pulp and paper production process internally, of which 90% is from renewable fuels, such as biomass and black liquor, and 10% is from non-renewable fuels, such as fossil fuels (oil and gas). Recovery boilers recycle substantially all of the chemicals used in the pulp production process. We believe that our sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

     We purchase approximately 34% of our energy requirements from concessionaires, including CPFL—Companhia Paulista de Força e Luz (for the Luiz Antônio and Piracicaba facilities), Bandeirante (for the Jacareí and Mogi das Cruzes facilities) and Eletropaulo (for our headquarters), as well as from fuel oil and natural gas suppliers. Approximately 37.7% of the voting shares of CPFL are indirectly owned by VBC, a joint venture that is 33% owned by VPAR, our indirect shareholder. In 2006, we will start-up a new combined cycle gas turbine and heat recovery boiler in the Jacareí mill, and consequently will reduce the global percentage of our purchased electrical energy from 34% to around 25%. We believe that the new gas turbine system will improve our already low dependence on external supplies of energy. We believe our secure sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

     The pulp production process traditionally involved the use of elementary chlorine. In recent years, demand for pulp that is bleached with little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water. This pulp in which no elementary chlorine is used in its bleaching, is known as elementary chlorine-free pulp, or ECF. It uses chlorine dioxide instead. As a result, we only produce ECF pulp. Our bleaching sequences are based mostly on oxygen compounds, such as oxygen, ozone and hydrogen peroxide, which are more environmentally friendly. In addition, we have developed a bleaching process referred to as Votorantim chlorine-free, or VCF pulp, which utilizes a smaller amount of chlorine dioxide than the ECF process. In 2004, 100% of our pulp was produced without the use of elementary chlorine.

     At December 31, 2004, we had long-term "Take-or-Pay" contracts with suppliers of chemical products for periods from 1 to 13 years. The contractual obligations in connection with such contracts are US$ 35 million per year.

     In June 2005, we established a contingency plan to minimize the risk of a reduction in the natural gas supply from Bolívia, given the political turbulence in that country. The contingency plan assumes that up to 65% of our natural gas needs would be rationed. The plan involves basically the proportional transition of our energy needs from natural gas to fuel oil. This is possible given the flexible energy sources. The replacement of natural gas by fuel oil would imply an increase in the consumption of fuel oil in Jacareí and Piracicaba mills; however the impact on costs would not be material, representing less than 1% of our operating costs. In 2004, approximately 43% of the natural gas’ apparent consumption in Brazil was supplied by imports from Bolivia. Our needs of natural gas are fully supplied by Comgás (Companhia de Gás de São Paulo). Comgás participates in a committee created together with the Federal government to identify risks and alternatives to minimize the impact of any natural gas rationing of Brazil’s industry.

     Water

     We presently require about 40 cubic meters of water per ton of pulp. The costs for obtaining our water were not a significant component of our total cost of raw materials in 2004. We get our water from several rivers in the state of São Paulo, Brazil, including the Paraíba do Sul, Piracicaba, Mogi Guaçu and Tietê. We believe our water supplies are currently adequate and that our water consumption per ton is very low; particular in the Jacareí mill (34 cubic meters per ton) because of that facility’s use of more modern technology.

     Beginning in 2003, the Brazilian government has imposed tariffs on the industrial use of river water. For the Paraíba do Sul river, which is located near the Jacareí mill, the levying of tariffs related to water consumption started in the beginning of 2003. From our experience to date, the imposition of such tariffs does not have a significant impact on our production costs. The levying of tariffs for water consumption from the Piracicaba river may begin this year or early next year. For the other rivers from which we use water, the imposition of tariffs is unlikely to start before 2007.

Transportation

     We use trucks that are owned and operated by independent contractors to transport wood from our forests to our production facilities. Our forests are located an average distance of 309 kilometers from our pulp mills. We also use trucks owned and operated by third parties to transport finished pulp and paper products from our facilities to our customers in Brazil and other regions in Latin America or to the port of Santos. Santos is located on the coast of the state of São Paulo approximately 380 kilometers from the Luiz Antônio mill and 150 kilometers from the Jacareí mill.

     In 1998, we obtained a concession from the state government of São Paulo to operate a terminal and a warehouse in Santos under a renewable ten-year operational lease agreement with CODESP, which is the government-owned corporation that owns and operates the port. This lease is non-cancelable during the initial period and, if not renewed, will expire in September 2007. The terminal has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs. Our yearly expense for this lease in each of 2001, 2002 and 2003 was approximately U.S.$0.1 million, and future annual lease payments under the CODESP lease will also be approximately U.S.$0.1 million per year. There is no contingent rent under the contract. In addition, in 2001, we rented another warehouse at the terminal in Santos in anticipation of future increases of our pulp exports as a result of the Jacareí expansion. This expanded our total warehouse area in Santos to 12,520 square meters from 9,550 square meters, and our total warehouse volume capacity in Santos increased to 38,000 tons from 28,000 tons.

     In December 2002, we signed a contract with MRS Logística S.A., or MRS, a private railway concession, in order to invest in a private railway from the Jacareí plant to the port of Santos to transport pulp to the port from the mill. In March 2005, we signed another contract with MRS to construct a railway terminal to transport wood to the Jacareí plant. The terminal is expected to initiate operations in September 2005. We expect that the private railway will help reduce transportation costs for the Jacareí plant. As part of our agreement with MRS, MRS was responsible for the reconstruction of the 27-kilometer railway, while we were responsible for the construction of the building of terminals inside the Jacareí plant and at the port of Santos and for the acquisition of new cars to be used for transportation. This investment was approximately U.S.$6 million. We were responsible for 50% of the costs incurred by MRS in relation to this investment, which has been completed. The agreement also requires the transportation of a minimum tonnage, equivalent to U.S.$3 million per year, over a ten-year period. In 2004, we shipped 750,000 tons through MRS and paid U.S.$6.8 million to MRS.

     In 2003, we hired logistic operators for inbound and outbound products for the plants in Jacareí and Luiz Antônio. These services were outsourced to TNT Logistics and Wilson & Sons operators. Two logistics operators (Wilson Sons and TNT) were contracted to handle all the operational activities, from receiving the raw material to delivering the product to the fi nal customer. This has brought lower costs, gains of scale, lower investments in infrastructure and greater specialization in providing services to clients. For the wood sector, a multi-model solution combines rail and road transport to deliver forestry products to the industrial units. Through an agreement with MRS Logística, the pulp is transported by train from the Jacareí unit to the port of Santos. This cuts logistical costs by 25% compared with road transport. We operate our own terminal in the port of Santos which also cuts costs and brings fl exibility in exporting. For paper exports, a system of loading the products which are already in pallets ensures the integrity of the product, dispenses with the need for containers and makes the sales process more fl exible since there is no need to wait for ships to become available or be completely loaded. Another logistical advantage comes from KSR, a paper distribution unit which is the leader in the sector in Brazil. KSR plays a strategic role by reaching all regions of Brazil and attending clients in areas such as printing, editorial, stationery, copying, small business, converters (forms, notebooks), newspaper and public bodies. KSR has 27 affiliates and an automated storage system which results in a fast service, supported by a specialist fl eet which can make deliveries throughout Brazil.

     We are also developing multimodal wood shipment projects (which include transportation by train and trucks), which we named Door to Door, in a partnership with ALL – América Latina Logística, or ALL, which was implemented in September 2003 to bring wood from Guaíba (Rio Grande do Sul) to São Paulo. We invested U.S.$0.3 million in this project to adapt railway wagons to load wood.

Marketing and distribution

     We sell our pulp and paper products in both the domestic and export markets. In 2003 and 2004, approximately 87% and 91%, respectively, of our sales volume of market pulp and 30% and 29%, respectively, of our sales volume of paper products were made outside of Brazil. Our internal sales staff consists of 71 employees operating throughout Brazil. In addition, 295 employees (including 100 independent sales agents) are assigned to KSR, which is our paper distributor.

     Through KSR and our internal sales staff, we focus on developing close, long-term customer relationships by meeting the customer’s specific requirements. We constantly seek to increase our understanding of our customers and their industries and to tailor our products to their specific needs. See “Item 5 – Operating and Financial Review and Prospects—Research and development, patents and licenses, etc.” for a detailed description of our technology upgrades in the area of customer relationships.

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

     In addition, we have created several online portals for the distribution of our products and we participate in the industry portal, Pakprint, together with Indústrias Klabin de Celulose e Papel S.A., or Klabin, International Paper, Suzano/Bahia Sul and Ripasa, which allows customers to purchase our products and track their orders via an online marketplace.

     Pulp

     Our internal sales staff handles substantially all of our domestic market pulp sales. We sell pulp to other Brazilian paper producers, including Fábrica de Papel Santa Therezinha S.A. (a company specialized in production of tissue and special paper) and Arjo Wiggins Ltda. (the largest producer of security and fine papers). In addition, due to the expansion of the Jacareí facility, we are selling substantially more market pulp abroad. In order to distribute and market this additional market pulp, we operate our own terminal at the port of Santos, and we have contracted with local agents abroad to sell this market pulp in the international market. The delivery of pulp is done through proper equipment and logistics, providing high productivity in all stages of the process.

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

     Paper

     In 2004, approximately 71% of paper sales volume and 77% of our net revenues derived from paper came from the domestic market compared to 70% and 76%, respectively in 2003. We sell 13% of our paper products through KSR. Domestically, KSR’s distribution network consists of 29 branches, which are strategically located with warehouses used for storage purposes, and a workforce composed of 100 independent sales agents. In 2003,

KSR was the segment leader in paper distribution in Brazil, with a market share of approximately 18% of the distribution sales. Through KSR, we sell our paper products to approximately 18,000 customers, including small printers, stationery stores and industrial companies throughout Brazil, as well as the Brazilian government. KSR also sells the products of other paper companies in areas where they do not compete with us, in both the export and domestic markets. As a result, we are able to offer a wide range of complementary products, with prompt delivery. In 2004, through KSR we had net revenues of U.S.$95 million, representing 15% (U.S.$76 million and 13%, respectively, in 2003) of our total consolidated paper sales in the domestic market.

     Sales of our products to our domestic customers are for cash, credit or through a program called the vendor program. For purposes of this annual report, we have referred to our credit sales as the “non-vendor program.”

     The vendor program is available to some of our domestic customers, and approximately 20% of our domestic sales in 2004 were made by this method. Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We, as the vendor, act as a guarantor under the arrangement with the bank so that the customer can take advantage of lower interest costs. The lower interest rate is a result of the bank typically looking to us, and not our individual customers, as the primary support for the credit risk. The vendor program is a means by which the bank essentially finances customers’ purchases.

     A customer applying for the vendor program must first be approved by us. If we determine that the customer is creditworthy, the customer enters into a standard-form agreement with the bank that is providing the financing, which is guaranteed by us. The bank then forwards to us an amount of money equal to the purchase price of the products sold. The standard-form agreement into which the customer enters with a bank specifies loan repayment terms that are generally more favorable than prevailing market rates because the customer receives the benefit of our financial strength through our guarantee. We guarantee full repayment of the loan and, in the event of a customer default, the bank charges our cash account for the principal amount of the loan, plus interest, 15 days after the due date of the loan. We closely monitor the collection of these amounts and are advised by the bank once amounts have been settled. If we are called to settle the obligation with the bank, we pursue the customer through legal proceedings for final settlement of amounts due to us. The accounting and management controls exercised over these “receivables” are no different from our systems in place to monitor our direct receivables due from direct sales customers. We consider this vendor program to be an important component of our sales and marketing efforts and believe that the favorable credit terms we are able to offer our customers give us an additional competitive advantage.

     Additional tax benefits arise under this facility because the interest charged by the bank to the customer is not subject to the sales taxes that would otherwise accrue had we incorporated the finance charges into the sales value and billed the amount directly to our customer.

     Prior to October 1999, all of our customers that had good credit were allowed to purchase inventory on credit using either the vendor program or our payment terms. We reviewed the customers’ payment history to determine how much credit we would extend to each customer, but, generally, the program was available to any customer that had an available credit limit and a good payment history with us. Sales made under the vendor program were on the same terms as the cash price offered to that customer. It was typically up to the customer to decide whether to pay cash, use the vendor program, or agree to the payment terms established by us.

     Under the terms of our vendor program, the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 360 days. The terms of the vendor program depend on the customer’s credit rating, which is based on our own internal credit review.

     We estimate that for 2002, 2003 and 2004, an average of approximately 2% of our total number of regular domestic customers (approximately 22%, 21% and 22%, respectively, of total domestic sales value) obtained our guarantee for their loans. At December 31, 2004, we had 44 customers, eleven of them active ones, under the vendor program, with the average amount per customer based on our vendor program exposure at US$5.2 million. Our vendor program exposure was U.S.$38 million at December 31, 2002, U.S.$51 million at December 31, 2003 and US$ 71 million at December 31, 2004.

     In October 1999, as part of our credit risk policies, we introduced more stringent credit risk criteria for the selection of customers to which we sell through the “vendor program.” The selection criteria were established based on an internal credit score ranking (general and financial credit risk evaluation criteria). Once we receive a sales order, we contact one of five banks with which we operate, and the bank arranges the terms and conditions of payment with the customer. Since the implementation of this policy, we have reduced the customers to which we extend the vendor program from approximately 200 customers to approximately 50 customers. This reduction was made due to the decline in bank charges and interest spreads (charged to customers by the banks) in Brazil and the resulting decrease in bank financing costs available directly to our customers.

     Historically, amounts of guarantees we have paid, net of amounts recovered from customers, have been negligible. In 2004, 2003 and 2002, we recovered 100% of the amounts we paid under guarantees.

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

     According to Hawkins Wright (an “Outlook for Market Pulp” published in December 2004), at December 31, 2004, world market pulp capacity reached 50.0 million tons per year. During 2004, capacity increased by 2.0 million tons per year, of which 1.1 million tons per year constituted bleached hardwood kraft pulp, mainly because of increases in production in Brazil and Indonesia.

     Based on 2004 net revenues of Brazilian pulp and/or paper producers, we were the second largest Brazilian producer, behind Aracruz. In the domestic market, with respect to market pulp, we had the second largest Brazilian market share in terms of volume, with 15%, behind Lwarcel Celulose e Papel S.A., with 20%.

     According to Bracelpa, with respect to writing and printing paper, we were the third largest Brazilian producer in 2004 in terms of volume, producing more than Ripasa Papel e Celulose, but less than International Paper and Suzano/Bahia Sul. In addition, in 2004, we were the leader in Brazil in the production of certain specialty papers and carbonless and thermal paper. We had a leadership position in 2004 in coated paper in Brazil with a 33% market share followed by Suzano with a 21% market share. Our main competitors in carbonless and thermal paper are located outside of Brazil.

     On July 2, 2003, Aracruz announced the purchase of all shares of capital stock of Riocell S.A., or Riocell, from Klabin S.A. and Klabin do Paraná Produtos Florestais Ltda. The Riocell mill is located in the state of Rio Grande do Sul. Riocell produces bleached eucalyptus kraft pulp.

     Aracruz and Stora Enso announced that they would begin their Veracel joint venture in mid-2005. Bahia Sul announced that it would build a new 950,000 tons per year BEKP line, which would begin in the second half of 2007.

     In November 2004, we signed an agreement with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, for the acquisition of all of the common and preferred stock of Ripasa S.A. Celulose e Papel, or Ripasa. On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest – 38.795%) indirect interest in the voting capital and 46.06% (our interest – 23.03%) indirect interest in the total capital of Ripasa, by the amount of US$ 278 million. A purchase option was also signed for the sale of 37,449,084 common shares and 12,388,719 preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, to be exercised within six years, for a total amount of US$160.31 million. Following a restructuring of Ripasa, the remaining minority shareholders of Ripasa are expected to be issued a tender offer to exchange their shares for shares of VCP and Suzano. The purchase of Ripasa is being analyzed by Brazilian antitrust authorities and is subject to their review and approval.

     The acquisition of the controlling stake in Ripasa by us and Suzano was completed on March 31, 2005, on an equal basis for each party, described as follows:

I.	129,676,966 common shares and 41,050,819 preferred shares of Ripasa were acquired and paid for on March 31, 2005, representing 77.59% of the voting stock and 46.06% of the total stock, and

II.	37,449,084 common shares and 12,388,719 preferred shares of Ripasa are to be acquired by purchase and sale options to be exercised within six years, representing 22.41% of the voting stock and 13.45% of the total stock.

Environmental policies

     As part of our commitment to sustainable development, we plan to develop one of the largest forested areas in the state of São Paulo with approximately 200,000 hectares located near our industrial plants, of which approximately 40% has been preserved as native forest and/or set aside for environmental recovery. In partnership with various universities, we conduct research and monitor the fauna and flora of the region. In 2004, we recovered approximately 1,000 hectares of native forest as part of our reforestation effort

     Since 2001, we have implemented a new integrated policy for quality of the environment, health and safety, based on the following principles:

  to fulfill the needs and expectations of investors, customers, suppliers, professionals, communities and other parties involved in our business;

  to operate responsibly and in compliance with laws, regulations and corporate commitments;

  to ensure the integrity, qualification and career development of our employees; and

  to provide continuous improvement in management systems and processes, including the prevention and reduction of wastes, accidents and adverse impacts on the environment.

     We use technologies that process and bleach pulp and paper wood pulp with ozone, which minimizes water consumption and reduces effluents and organic chlorine compounds.

     We have an electronic system that monitors and coordinates all our environmental activities to facilitate operational control, management of environmental risks and compliance with legal requirements at the Jacareí plant.

     We have obtained an ISO 14001 (environmental) certification for the forestry area and for the industrial area of the Jacareí mill. We also expect to have Luis Antonio mill certified under the ISO 14000 standard in 2005.

Brazilian environmental regulation and investments

     The federal constitution assigns to the federal government, the states, the federal district and the municipalities the responsibility for environmental protection and preservation of the Brazilian fauna and flora.

However, the authority to enact laws and issue regulations with respect to environmental protection is granted jointly to the legislative branches of the federal government, the states and the federal district. The municipalities may only issue regulations with respect to matters of local interest or to supplement federal and state laws. The state agency for pollution control in the state of São Paulo is CETESB—Companhia de Tecnologia de Saneamento Ambiental, or CETESB. Pursuant to the pollution control laws of the state of São Paulo, as enforced by CETESB, the installation, construction or expansion, as well as the operation, of industrial equipment likely to cause pollution must be licensed by CETESB.

     A renewable licensing system was introduced in São Paulo in December 2002, according to which previously issued licenses shall be renewed upon CETESB’s convocation. Accordingly, licenses we obtained through December 2002 must be renewed within five years. The new licenses issued by CETESB under this system shall be valid for periods of up to six years for installation licenses and ten years for environmental licenses. The use of efficient environmental management systems and the practice of environmental auditing are taken into account by CETESB in granting longer validity terms for licenses.

     Our operations are subject to various environmental laws and regulations issued by these authorities, including those relating to air emissions, effluent discharges, solid waste disposal, odor and reforestation. During 2002, 2003 and 2004, our capital expenditures relating to environmental matters were approximately U.S.$44 million, U.S.$20 million and US$ 7 million, respectively. Capital expenditures in 2002 include expenses relating to the Jacareí expansion, and in 2003 and 2004 capital expenditures were allocated to environmental projects and expenses. We cannot assure you, however, that the implementation of more stringent environmental regulations in the future will not require significant capital or other expenditures. For a description of certain legal matters relating to environment regulation, see “Item 8\Financial Information\Consolidated Statements and Other Financial Information\Legal Matters.”

     In Brazil, individuals or legal entities that violate environmental laws can be punished by criminal sanctions that range from fines to imprisonment, in the case of individuals, or dissolution, in the case of legal entities. In addition, administrative sanctions that can be imposed include, among others:

  fines;

  partial or total suspension of activities;

  forfeiture or restriction of tax incentives or benefits; and

  forfeiture or suspension of participation in credit lines with official credit establishments.

     In addition to criminal and administrative sanctions, pursuant to Brazilian environmental laws, the violator must also repair the damage that was caused to the environment and/or indemnify third parties, regardless of the existence of actual fault.

     We have received a number of administrative warnings in the past five years for isolated violations of the maximum levels for emissions or effluents, including odors. None of these has or is expected to result in payments exceeding U.S.$30,000 individually

Environmental indicators

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

     Each of our units uses a two-stage process to treat the effluents generated during the production process. During the first stage, solids such as fibers, clay and carbonates are removed from the effluents. During the second stage, these solids undergo a biological treatment in which suspended and dissolved materials are broken down through the action of microorganisms. We hired a third-party organism to evaluate the quality of the effluents generated during the production process and with the results of these analyses, we implement actions to minimize the generation of effluents and maximize the reutilization in the process. Our industrial units are developing alternatives that seek to reduce the consumption of water and the generation of effluents by optimizing the production process and increasing the reuse and recirculation of water. In Jacarei mill, the closing circuit project reached a water reutilization rate of 85%. In 2001, we completed construction of a new effluent treatment system at the Jacareí mill and completed an upgrade of the effluent treatment system at the Luiz Antônio facility. For a description of the imposition of tariffs on river water use, see “—Raw materials—Water” above.

     Solid wastes

     We have identified productive uses for a portion of the solid waste generated during our pulp and paper production processes and have adopted the following programs for handling and disposal of such solid waste residue:

  co-processing with ceramic manufacturing companies (Piracicaba and Jacareí mills);

  licensed landfills (Jacareí and Mogi das Cruzes mills); and

  use in forests as soil correction agents (Luiz Antônio mill).

     With respect to the co-processing activities at our Piracicaba and Jacareí facilities, we use industrial residue as the raw material to manufacture bricks. Currently, the facility’s solid waste residue is being recycled and used in ceramic factories around the city. We are presently reevaluating alternatives for the recycling of organic residue for energy purposes, and we are installing selective waste collection and recycling systems for the common areas at the Mogi das Cruzes mill. We started using these selective waste collections and recycling systems at the Jacareí facility in 2001 and the Piracicaba and Luiz Antônio facilities in 2002.

     The remainder of solid waste is either sold to third parties for use in their production processes or disposed of in sanitary landfills. The small amount of hazardous waste generated at our facilities is collected, treated and disposed of in accordance with the requirements of Brazilian law.

     Atmospheric emissions

     As a byproduct of production, certain compounds and particulate emissions are released into the atmosphere. In order to control these emissions, the sources of these emissions are fitted with control equipment such as electrostatic precipitators, multi-cyclones and gas scrubbers, which minimize or remove certain particles and compounds from the emissions. In order to control odor emissions, our Jacareí and Luiz Antônio mills use an efficient system for collection and incineration of odoriferous, diluted and concentrated gases and are outfitted with an alternative gas scrubber removal system to be used when incineration is not possible. In addition, the auxiliary boilers, which previously burned fuel oil, were adapted to burn natural gas in 2001. The expansion of the Jacareí facility included similar equipment and processes to control emissions.

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

     Forestry Certification System

     In October 2002, VCP received ISO 9001/2000 and ISO 14001 certifications for forests located in Capão Bonito and Jacareí regions. In February 2004, Luiz Antônio Mill received the ISO certification. In 2003, VCP Florestal started the process for the FSC Certification. The process should take from 18 to 24 months, taking into account that the overhaul occurred in February 2005. VCP Florestal aims to have around 30% to 40% of the pulpwood production certified.

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

     Pursuant to the Brazilian Forestry Code (Law No. 4,771 of September 15, 1965), we set aside a portion of our forests for preservation, conservation and environmental recovery. These areas consist of either native forests or riparian buffer zones, or are maintained to satisfy specific ecological interests. We also invest in environmental studies, together with domestic and international universities, research centers and renowned consultants, in order to improve the environmental conditions of our plantations, and ensure that we protect the native fauna in the areas in which we operate. We created a program designed to protect and preserve the fauna of areas with distinctive environmental aspects. This program has been implemented at Fazenda São Sebastião do Ribeirão Grande, a large private native forest in the Vale do Paraíba region, and at Várzea do Jenipapo in the Ribeirão Preto region.

Insurance

     We maintain insurance policies against a number of risks. Our mills and inventories are insured against damage caused by fires, lightning or explosion for up to approximately U.S.$225 million. We renewed this insurance on December 1, 2004. However, we do not maintain insurance against fire, disease and other risks to our forests. We have taken steps to prevent fires from occurring at our forests, including the maintenance of fire observation towers, a fleet of fire engines and teams of fire-fighting personnel, which we believe are safe and cost-effective methods of fire prevention. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost-effective. We do not make provisions for risks of loss from fire and other casualties. We expense for the necessary amount when the damage is incurred. We have not suffered a material loss from either fire or disease in the forests that we harvest.

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

     The pulp manufacturing process may determine a pulp’s suitability for particular end uses. Mechanical pulp refers to pulp processed to leave in some lignin and other organic materials holding the wood fibers together. Chemical pulp refers to pulp made using chemical processes to dissolve the lignin. Among the various chemical processes for chemical pulp, the most common is the kraft process, which we use to produce our pulp. The kraft process helps to maintain the inherent strength of the wood fibers and thus produces a pulp that is especially well suited for manufacturing printing and writing papers, specialty papers and tissue.

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

     As a result of the variety of wood types and processes used to produce pulp, the pulp market has become increasingly specialized in terms of technical characteristics. Hardwood and, particularly, eucalyptus pulp, exhibit many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity, grade and printability. As a result of increasing specialization, many manufacturers developed their own customized mix of pulp inputs known as “furnish” for use in their paper manufacturing. In addition, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and rely upon a significant hardwood pulp component in their furnishings, the market for hardwood pulp has grown more rapidly than the market for softwood pulp.

     Eucalyptus is one of many types of hardwood used to make pulp. We believe that for certain uses eucalyptus pulp is superior because of the greater consistency in the quality of its fibers and because it can improve paper’s opacity, formation and printability. Eucalyptus pulp has gained wide acceptance among producers of printing and writing papers in Europe and among producers of tissue papers in North America because of its softness and absorbency. In addition, eucalyptus trees generally grow straighter and have fewer branches than most other hardwood trees. This allows for dense growth, easy harvesting and decreased need for pruning.

     Paper Industry Overview

     There are six major groups of paper products produced by the paper industry:

  newsprint paper, used to print newspaper;

  printing and writing papers, used for a broad range of purposes, including writing, photocopying, commercial printing, business and computer forms;

  tissue papers, used to produce tissue, toilet papers and paper towels;

  packaging papers encompassing kraft paper, containerboard (corrugated paper and linerboard) and liquid packaging board;

  cardboard; and

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

     Despite the domestic and international economic crises, Brazilian pulp and paper companies increased their revenues in 2002 due to the increase in sales volumes (in Brazil and abroad) and in prices in the Brazilian domestic market. Although paper prices in the international market were low, the devaluation of the real in 2002 also had the effect of increasing revenues of Brazilian paper companies. In 2003, Brazilian paper companies increased their export volumes in order to offset low domestic demand without affecting domestic prices. The scenario for 2004 was quite different from that of occurred in 2003. In 2004, the Brazilian economy presented a significant recovery., ending the year with an increase in GDP of 4.9%, causing.the Brazilian paper sector to present an increase on sales. Regarding the international market, although the valuation of the Real of approximately 9% impacted our revenues, the volume sold increased due to a good economic environment, especially for the North American and European markets.

     Although it is possible that market price for paper will further decline in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner, we have been minimizing these risks by shifting our focus towards higher value-added products and by achieving a better sales mix. We are also developing the flexibility to be able to allocate sales between domestic and export markets. We plan to continue to increase our productivity significantly and to further increase our productivity through the modernization of our industrial plants and through improvements in our product mix.

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

Brazil’s natural advantages in forestry make it one of the world’s lowest-cost producers of pulp, and in the last 20 years Brazil has become an important pulp exporter. As one of the world’s lowest-cost producers of pulp, Brazilian pulp producers are able to weather more favorably than other producers through periods of low pulp demand. This shorter maturing period also enables Brazilian producers to expedite the process of genetically improving the Eucalyptus species utilized. In this manner, the Brazilian Eucalyptus is one of the pulping trees species that have evolved more rapidly and consistently over recent years, resulting in significant improvements in its productivity.

     Capitalizing on its advantages in pulp production, Brazil has developed a diversified paper industry with modern technology and a potential for growth in both the domestic and export markets. In recent years, there has been a marked increase in paper consumption in Brazil, which is an important indicator of the economic development of a country. Between 1994 and 2004, the average annual rate of paper consumption increased by 4.3% per year, reaching 7,1 million tons in 2004. We believe that there is growth potential for domestic consumption, because per capita consumption is still low in comparison with developed countries. Per capita consumption of paper is estimated at 39.3 kilos per year, 4.2% higher than 37.7 kilos per year in 2003, according to Bracelpa.

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

     Consolidation in the Brazilian pulp and paper industry is currently under way. The table below shows the market participation of the five largest producers in terms of sales for the years indicated:

	Year ended December 31,

	2004	2003	2002	2001	2000

		(in thousands tons)
Brazilian pulp production (1)	9,528.6	9,104.2	8,011.5	7,412.0	7,463.3
Brazilian paper production	8,221.3	7,811.1	7,661.2	7,437.8	7,187.8
Total pulp and paper production	17,749.9	16,915.3	15,672.7	14,743,8	14,651.1
Total five top producers	NA	10,547.0	9,810.7	9,125.0	8,099.9
% Top five	NA	62.4%	62.6%	61.9%	55.3%
_________________

(1) Pulp numbers represent pulp volume produced.
Source: Bracelpa. As of June 24, 2005, Bracelpa has not released figures for the five largest producers.

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

     In 1995, the international paper industry was in the second year of what is believed to be the strongest market upturn in its history. A substantial portion of the industry reported record earnings levels in 1995 due to strong demand and surging prices. Virtually all of the industry’s major grades were at, or near, record price levels as a result of tight supply and intense cost pressures (particularly for non-integrated paper producers that purchase pulp and, to a lesser extent, for non-integrated pulp producers that purchase fiber).

     The key supply-side factor during the 1995 upturn was an abnormally low rate of capacity expansion, a consequence of the industry’s poor performance during the 1989-1993 downcycle. This low rate of capacity expansion led to a rapid tightening of markets that, in turn, caused the prices to increase sharply.

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

     In the beginning of 2003, prices started to increase primarily due to bad weather conditions in the southern part of the United States, which affected market pulp production and to production, curtailment in Asia caused by technical problems. The average price for BEKP for the year ended December 31, 2003 was U.S.$507 per ton.

     The pulp BEKP average price for the year 2004 was U.S.$ 518 per ton. China played an important role in 2004. In the beginning of the year the international pulp consumption was greater than expected, especially from China, where pulp was needed for new plants, causing prices increases throughout all regions during the first half of the year. In the second semester of the year, the trend of pulp prices changed. China took advantage of the combination of high initial inventories, accumulated in the first half of the year, and the seasonal low period to reduce its purchase volumes and resist rebuilding of inventories. Also, European markets resist to paper prices increases, pressured by the appreciation of the euro in relation to the US Dollar, which reduced margins of these producers’ exports. In the beginning of 2005, the BEKP prices continued to increase as China continued to consume and temporary shutdown of Chilean Valdivia and of Indonesian Kiani Kertas pulp facilities had more than compensated for the about to be available Veracel new tonnage.

     The following table sets forth the estimated cash production costs per ton of bleached hardwood kraft market pulp pre-sold in Northern Europe, Brazil and the United States for the first quarter of 2005, for producers in the regions indicated. Cash production costs are total production costs less depreciation and depletion and does not include any transportation costs. Amounts have been expressed on a per ton basis in U.S. dollars, with local currencies translated at prevailing exchange rates. Particular producers may have production costs significantly above or below regional averages.

Cash production costs (per ton)

Brazil	U.S.$ 181
Indonesia	185
Sweden	390
France	399
Portugal	394
Spain	409
Eastern Canada	357

Finland	393
Southern U.S	310
_______________________ Source: Hawkins Wright.
BHKP production and
delivery costs, Q1 2005

C. Organizational Structure

     Our operations are conducted by Votorantim Celulose e Papel S.A. as the controlling and principal operating company. We are a member of the Votorantim group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services. In 2004, consolidated net sales of the Votorantim group reached approximately U.S.$6.3 billion (U.S.$5.1 billion in 2003) under Brazilian GAAP, of which 18% (20% in 2003) represented pulp and paper activities. Net consolidated sales include the industrial units of the Votorantim group, as well as Votorantim Finanças, which includes Banco Votorantim. Our immediate parent company is VPAR, which in turn is controlled by Hejoassu Administração S.A. Hejoassu is the formed by the Board Members of the Votorantim Group. It is composed by family members, responsible for the main decisions and business strategies. Hejoassu is controlled by the Ermírio de Moraes family. See “Item 4—Information on VCP—Business Overview—Our Ownership Structure.”

     On March 1, 2002, we incorporated VCP Overseas, our wholly owned subsidiary incorporated in Hungary. In June 2002, we incorporated St. Helen Holding III, B.V., located in Curaçao.

     As of December 31, 2002, we had a 50% stake in Voto-Votorantim Overseas Trading Operations N.V. and three wholly owned subsidiaries, VCP Terminais Portuários S.A., VCP Exportadora and VCP Florestal. In April 2001, we incorporated VCP Exportadora as a wholly owned subsidiary, and in the fall of 2001 we incorporated Newark, which was used to acquire our interest in Aracruz.

     In order to facilitate access to our international customers and to the international financial markets, we have also established two subsidiaries of Newark, VCP Trading and VCP North America, to manage our exports to clients in Europe and in North America, respectively.

     The chart below shows our economic structure as of May 31, 2005 (% of total capital):

D. Property, Plant and Equipment

     All of our production facilities are located in the state of São Paulo. We have forests in the State of São Paulo and lands being raised in the State of Rio Grande do Sul which were acquired during 2004. The state of São Paulo accounts for more than 33% of Brazil’s gross domestic product, and is home to most of the domestic consumers of pulp and paper products. In 2004, our forests (including purchased wood) were located an average of 317 kilometers from our pulp mills, and our facilities are located an average of 200 kilometers from Santos, which is the port facility that we use for most of our exporting activities. The relatively short distance between our forests, our plants and most of our domestic customers results in relatively low transportation costs.

     We own and operate two mills that produce both pulp and paper and two mills that produce only paper. At December 31, 2004, our aggregate nominal pulp production capacity was 1,400,000 tons per year and our nominal paper production capacity was 635,000 tons per year. The following table sets forth the distance between our forests and our mills, the distance of these mills to the port of Santos, and the nominal capacity of each mill at December 31, 2004:

		Distance from		Pulp/Paper
		forest (pulp) or	Distance from	capacity
Facility	Pulp/Paper	pulp mill (paper)	port of Santos	(tons/year)	Major products
Jacareí (1)	Pulp/Paper	389 km	150 km	1,050,000/180,000	Uncoated printing and
writing paper; coated
printing and writing
paper
Luiz Antônio	Pulp/Paper	116 km	380 km	350,000/340,000	Uncoated printing and
writing paper; offset,
copier, laser printing
and inkjet paper
Piracicaba	Paper	150 km	200 km	170,000	Thermal and
carbonless paper;
coated printing and
writing paper
Mogi das Cruzes	Paper	50 km	100 km	20,000	Label paper; finish
foil; soap wrapping
board; light cardboard
and other specialty papers

_______________ Source: VCP.
(1) Including the Jacareí expansion.

Eucalyptus forests

     We obtain a majority of our wood from approximately 195,000 hectares of land located in the state of São Paulo. We own approximately 66% of this land, with the remaining 34% leased from third parties, of which 51% are other companies of the Votorantim group. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Lease of Forest Land.” While we have enough wood to satisfy our requirements, from time to time and when the terms are attractive, we purchase wood from unrelated third parties for use in our paper and pulp mills. In the year ended December 31, 2004, we consumed approximately 64% of our own wood and 36% of our wood from those third parties.

     At December 31, 2004, we owned or leased approximately 260 different tracts of forests for cultivation, making our wood supplies relatively dispersed. Our forests are located an average of 309 kilometers from our pulp mills. In order to reduce the average distance from our forests to our mills, we did not renew the leases of forests that were relatively far from our mills and, instead, have purchased forests that are closer to our mills. Brazilian law requires that at least 20% of the land we own either remains uncultivated or planted with indigenous species of vegetation. Of our own forests, approximately 62% consists of planted eucalyptus forest, approximately 34% is reserved for preservation and the remainder is used for other activities.

     Our strategic goal to guarantee fiber supply and ensure VCP’s long term growth also includes the raising of a new forest area in the state of Rio Grande do Sul, currently with 61,000 ha. Growth in this region is driven by the availability of land at attractive costs, the proximity to Northern Uruguay (wood availability) and also the proximity to Rio Grande port, which will allow us the creation of an export platform. The forestry productivity in this new area is similar to São Paulo forests and some other qualities of the region are the qualified labor force, the inter-modal transportation options and the favorable political, social and environmental conditions.

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

     As part of our reforestation efforts, in 2004, we planted approximately 21,400 hectares of eucalyptus in order to supply our wood necessity to produce pulp and also energy to supply Luiz Antônio and Jacareí mills. The forests used to supply the Luiz Antônio mill typically yield between 40 and 45 cubic meters of pulpwood per hectare per year, while forests supplying the Jacareí mill generally yield between 45 and 50 cubic meters of pulpwood per hectare per year. At 7 years old, the normal time to harvest, these trees normally have an average productivity of 280 to 315 cubic meters of woodship per hectare per year in Luis Antonio and 315 to 350 cubic meters per hectare per year in Jacareí. These levels of productivity reflect the excellent climate conditions for growing eucalyptus trees in São Paulo State, with ample amounts of both sun and rain.

     In 2004 we grew approximately 40 million seedlings at our nurseries, all of which were planted in our forests or supplied to the tree-farm project. To develop our eucalyptus forests, we select seedlings after strict testing, which are denominated as clones and enter into the production process. We operate three nurseries for seedling production. We use both seeds and seedlings cloned from rooted cuttings, a method also known as “vegetative propagation,” to carry out the planting of our eucalyptus trees. Vegetative propagation results in trees with wood fibers that are extremely homogeneous and permits the propagation of trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” trees with fewer branches. Greater tree standardization provided by cloning also allows for increased mechanization in tree felling and transportation, and makes it easier to adjust equipment and machinery to topographical conditions. Nowadays, almost a 100% of the seedlings used by VCP are obtained trough the “vegetative propagation”.

     We began to review concepts on community relations and the common good, as part of our contribution to social and economic development. For example, we invited our neighbors in the state of Rio Grande do Sul to participate in a project in which we planted 11,000 hectares of eucalyptus. We also launched the Forestry Savings program, an innovative way of cooperation and social inclusion involving our neighbors in the countryside.

Expansions

     The recently completed expansion of our Jacareí plant, which cost approximately U.S.$495 million, has increased our annual pulp production capacity by approximately 570,000 tons, or 67%. Our total pulp production capacity increased from 850,000 tons per year in 2002 to 1.4 million tons per year in 2004. The Jacareí plant is currently fully operational. The new processes use the existing production to create ECF, improve environmental performance of the mill, and reduce water consumption per ton. The additional pulp production is being sold primarily outside of Brazil.

     As of December 31, 2004, we had invested U.S.$495 million in the Jacareí expansion, including approximately R$442 million that we borrowed from BNDES. We expect to spend approximately U.S.$ 68 million in debottlenecking projects, which are expected to further expand our annual pulp capacity by over 150,000 tons. Simultaneously, we have been investing in the acquisition of land and eucalyptus plantations in the state of São Paulo, in the region surrounding our plant, and in forest reserves in the south of the state of Rio Grande do Sul in order to decrease our dependence on raw materials from third parties.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion in conjunction with our audited consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A—Key Information—Selected Financial Data.” This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3D—Key Information—Risk Factors” and the matters set forth in this annual report generally.

Overview

     We produce pulp and paper products in Brazil, including wood-free printing and writing papers and specialty papers.

     Pulp. We produce bleached eucalyptus pulp, part of which we sell domestically and internationally and the remainder of which we use for our paper business.

     Paper. We produce paper for the domestic and international markets. As part of our strategy for paper products, we have continued to increase the proportion of our sales of value-added products, such as coated, thermal and carbonless and other specialty papers, and to increase our market share of these value-added paper products in the domestic market. The percentage of our net sales of these value-added products in relation to our total net sales for paper in the Brazilian market was 47% in 2002, 45% in 2003 and 47% for 2004. In 2002, we also increased our exports of uncoated papers, particularly cut-size paper, due to the favorable exchange rate. In 2003, we continued to increase exports of uncoated papers despite the appreciation of the real against the U.S. dollar because the weak domestic market conditions lowered domestic demand and shifted our sales to the export market. In 2004, with the recovery of the domestic economy, we directed our sales volume to domestic market. In 2002, we also increased production of coated paper to expand our domestic market share because the devaluation of the real has made imports less competitive. In 2003, we estimate that we lost approximately 3% of our coated paper domestic market share mainly to imports which became more competitive as the real appreciated against the U.S. dollar. In 2004, the better scenario in the local market allowed us to increase our coated paper sales, but, we lost market share due to the competition with imported products, as a consequence of the weaker foreign exchange rate. Our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume were 23% in 2002, 30% in 2003 and 29% for 2004. While we lost market share to imports in the coated paper domestic market in 2004 as the real appreciated during that period, we intend to take advantage of the opportunity to recover our market share if the real depreciates or stabilizes against the U.S. dollar.

     We have sought to increase the proportion of our production of value-added paper products, which have higher margins, using various strategies: (1) in the domestic market, we are focusing our efforts on the increase of the proportion of our product mix devoted to coated, chemical and specialty papers, targeting specific segments of the market; and (2) in the export market, we increased sales of uncoated papers, especially cut-size. We have increased our total volume of pulp sales due to the completion of the Jacareí expansion. Since the new production line started up in December 2002, we have benefited from our ability to produce larger volumes of pulp at fixed costs that have not grown proportionally and from lower transportation costs relative to other producers. See “Item 4—Information on VCP—Business Overview—Our Business Strategy.” We have also responded to the increased demand in the international market by increasing our U.S. dollar-denominated pulp exports.

     The following table shows a breakdown of our total exports in 2003and in 2004 in terms of volume by geographic location:

	Year ended December 31, 2004				Year ended December 31, 2003

	Pulp		Pulp		Pulp		Pulp

	Thousands	Thousands	Thousands	Thousands	Thousands	% of	Thousands	% of
	of Tons	of Tons	of Tons	of Tons	of Tons	Total	of Tons	Total

North America	85.5	85.5	85.5	85.5	85.6	16%	56.1	33%
Latin America (1)	3.0	3.0	3.0	3.0	--	--	32.3	19%
Europe	347.4	347.4	347.4	347.4	239.0	45%	47.5	28%
Asia and Africa	328.4	328.4	328.4	328.4	205.4	39%	32.4	19%
Total Exports	764.3	764.3	764.3	764.3	530.0	100%	168.3	100%

____________ (1) Excluding Brazil.

Prices

     All references to prices relate to average prices determined by dividing the net sales by the corresponding tonnage.

     Pulp. Our pulp operations are affected by prevailing world market prices for pulp, the amount of pulp produced and sold worldwide, and the pulp requirements of our paper business. The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical and subject to significant fluctuations over relatively short periods of time. The price of pulp is quoted in the U.S. dollar. Domestic sales of pulp are denominated in reais; export sales generally reflect the international price of pulp, which is denominated in U.S. dollars. In the second quarter of 2002, pulp prices rose to a high of U.S.$480 per ton as the result of increased demand and relatively lower inventories. After stabilizing in the third quarter of 2002, prices fell in the fourth quarter of 2002 because seasonal factors resulted in higher inventories. In the first quarter of 2003, severe weather conditions reduced harvesting in the United States and resulted in reduced pulp production. This factor, along with strong demand in China, reduced inventories and caused prices in the first quarter of 2003 to climb to U.S.$570 per ton in the United States, U.S.$540 per ton in Europe and U.S.$510 per ton in Asia. Due to seasonal factors, pulp prices declined moderately in the second half of 2003 to U.S.$550 per ton in the United States, U.S.$510 per ton in Europe and U.S.$470 per ton in Asia by December 2003. Pulp price averaged U.S.$507 per ton in 2003. In the beginning of 2004, international pulp consumption was greater than expected, especially from China, where pulp was needed for new plants, causing price increases throughout all regions during the first half of the year. At March 31, 2004 prices reached U.S.$500 in Asia; U.S.$520 in Europe and U.S.$545 in the United States, and U.S.$530, U.S.$550 and U.S.$585 respectively in June. In the second semester of the year, the trend of pulp prices changed. China, took advantage of the combination of high initial inventories, accumulated in the first half of the year, and the seasonal low period to reduce its purchase volumes and resist rebuilding of inventories. Also, European markets resist to paper prices increases. At the end of the year prices were US$ 555/ton in USA, US$ 520/ton in Europe and US$470/ton in Asia. The average price of pulp in 2004 was US$518/ ton.

     The average C&F (Cost and Freight) price per ton for our export sales of bleached eucalyptus market pulp was U.S.$579 in 2000, U.S.$382 in 2001, U.S.$389 in 2002 and US$ 456 in 2003. In 2004, average C&F prices increased to U.S.$462 per ton.

     Paper. Our paper operations are affected primarily by demand for paper in Brazil and by Brazilian economic conditions and, to a lesser extent, international paper prices. Prices for printing and writing papers are generally linked to international prices. In the second half of 2002, the devaluation of the real and the resulting increase in export volumes, especially for cut-size paper, created a shortage of paper in the domestic market and average prices increased by approximately 35% in reais, which partially offset the significant devaluation of the real. In 2003, the real appreciated 22% against the U.S. dollar but domestic paper prices remained fairly stable, resulting in higher prices in U.S. dollars. In 2004, the real appreciated 9% against the U.S. dollar and the domestic market improved with the expectation of lower interest rates in Brazil, combined with a better scenario in the international markets. As a result, domestic paper average prices increased an average of 7.5% in US dollar, in 2004 compared to 2003.

     In response to the cyclical nature of the paper market, we have increased our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers, which are less sensitive to cyclical price variations, and we have increased our export capacities to offset weaker demand in the domestic market.

Costs and operating expenses

Our principal costs of production are incurred in reais and consist of raw materials (primarily wood and chemicals), labor and depreciation. The cost of chemicals has increased significantly as a result of the global increases in oil prices as well as in commodities prices. Our business is capital intensive and a portion of our costs is fixed. We seek to maintain high capacity utilization rates to benefit from economies of scale and production efficiencies resulting from the operation of large, efficient production facilities and machines. As a percentage of net sales, selling and marketing expenses were 10% in 2002, and 10% in 2003 and 12% in 2004. The slight increase resulted from the increase of export volumes with higher freight costs. We generally pay up to 10% of the FOB price to export and shipping agents, which varies by geographic region and responsibilities. General and administrative expenses as a percentage of net sales were 5% in 2002, and 4% each in 2003 and 2004. In the first five months of 2005, the real continued to appreciate against the US dollar, but VCP has not yet raised its prices to offset higher production costs, because of market conditions.

Financial income

     We derive financial income from several sources, including interest on cash and cash equivalents and held-to-maturity investments. Since January 1, 2001, we have derived financial income from accessing low-cost foreign-currency financing and investing the proceeds in higher-yielding Brazilian financial instruments. The unrealized gains from cross-currency interest-rate swap contracts are recorded at fair market value on our balance sheet as an asset and in our statement of income as “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.” We enter into these arrangements to reduce our exposure resulting from a possible devaluation of the real in relation to the U.S. dollar because a high proportion of our debt is denominated in U.S. dollars. See “—Brazilian economic environment” and “—Liquidity and capital resources—Debt.”

Financial expenses

     We incur financial expenses from several sources, including short-term debt and long-term debt. We principally seek long-term financing to fund our projects, which are generally of a long-term nature. Short-term debt is comprised of U.S. dollar-denominated working capital from commercial banks and short-term secured loans. Long-term debt consists of both U.S. dollar, mainly due to pre-payment export loans - and real-denominated debt, borrowed from BNDES. We have consistently derived profits from arbitrage when we borrow funds in U.S. dollar-denominated liabilities and invest amounts in real-denominated assets despite the hedging costs involved, but we do not incur such debt in order to gain from that arbitrage. We provide no assurance that such favorable results will be earned in the future or that we will continue with these arbitrage transactions. See “—Liquidity and capital resources.”

Discussion on critical accounting policies

     Critical accounting policies are those that are important both to the portrayal of our financial condition and results and that require our management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

  revenue recognition and accounts receivable;
  impairment of investments and intangible assets;
  forest development costs and impairment tests;
  deferred taxes; and
  tax contingencies.

     Revenue recognition and accounts receivable

     We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of sales returns of US$ 6 in 2004 (US$ 8 in 2003 and US$ 7 in 2002). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income. Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

     Paper - domestic market: Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer's carrier (Incoterms FOB) or premises (Incoterms CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers, and represented approximately 21% of our domestic sales in 2004 (2003 - 22%; 2002 - 21%). Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 360 days.

     We estimate that for 2004, 2003 and 2002, an average of approximately 2% of our total number of regular domestic customers (approximately 22%, 21% and 22%, respectively, of total domestic sales value) obtained our guarantee for their loans.

     Paper - export market: export orders are normally met by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer, that is, the Company delivers the goods, cleared for export to the carrier nominated by the buyer at the named place. Incoterms CIF and Incoterms FOB terms determine timing of revenue recognition.

     Pulp - domestic market: in 2004 none of our customers were qualified for sales through our vendor program (2003 - one; 2002 - four), credit terms of up to 270 days were extended by the bank. Remaining sales are primarily under credit terms which do not exceed 30 days. Revenue recognition is consistent with that applied to paper sales.

     Pulp - export market: all export orders are normally satisfied by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. Exports to Asia are on a cost and freight basis with a named port of destination.

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

     Vendor program

     Some of the sales of our products to certain of our domestic customers are performed through a program called the “vendor program,” where the purchases from us are financed by a bank that has established a direct financing program.

     Under the vendor program, (1) the bank finances the customers’ purchases (by making a payment to us on behalf of the customers in cash equal to the amount of the purchase price payable by the customers) and (2) we issue separate guarantees in which we guarantee payment to the bank in the event that the relevant customer fails to pay the bank. No separate fee is received by us for the guarantee.

     Under the vendor program, a separate note agreement exists between the bank and the customer, and the customer is considered to be the primary obligor under that note agreement. Under our guarantee contract with the bank, we are considered a secondary obligor of a specified percentage of the amount (in some cases up to the full amount) that the bank finances for the customer. Although the “receivables” are payable by our customers directly to the banks under the vendor financing program, we closely monitor the collection of these amounts and are advised by the bank once amounts have been settled. In the event of a default by a customer under the vendor-financing program with the banks, the bank will charge, pursuant to the guarantee, our checking account established with the bank in the amount of the default. Accordingly, during the period of the guarantee, we assess any contingent liabilities that may arise from the guarantee.

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

  all overdue invoices over R$100,000 (equivalent to U.S.$37,673 at the December 31, 2004 exchange rate) are individually analyzed by our accounting department, in connection with the legal, collection and credit departments, in order to measure the amount of the probable expected losses, and, consequently, to determine the allowance for doubtful accounts to be recorded; and
  overdue invoices of less than R$100,000 are reviewed by our collection and credit department in order to identify probable losses to be recorded based on our knowledge of the customer’s credit history and current situation.

     Impairment of investments and intangible assets

     We acquired 28.0% of the voting capital and 12.0% of the total capital of Aracruz on October 3, 2001, for U.S.$370 million, generating goodwill on our portion of the underlying fair value of the net assets of U.S.$155 million. Financial Accounting Standards Board Statement, or SFAS No. 142, “Goodwill and Other Intangible Assets,” was applied in connection with our acquisition, and no amortization of the goodwill generated as a result of this acquisition has been recorded.

     Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investment in Common Stock,” requires us to determine if, among other factors, a decrease in market value is other than a temporary impairment. As the quoted market price of the investee’s publicly traded stock during 2002 was consistently quoted below book value, an impairment provision was recorded in 2002 based on the market price of U.S.$18.56 for the Aracruz ADRs on December 31, 2002. The impairment charge of U.S.$136 million (gross of deferred income tax effects of U.S.$46 million) was taken directly as a charge to income (“Equity loss of investee”). The deferred tax effect of U.S.$34 million is included in “Deferred income tax benefit.” At May 31, 2005, the Aracruz ADR was quoted at U.S.$33.68.

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

     Deferred taxes

     We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate. Due to our enrollment in the REFIS program (Programa de Recuperação Fiscal), a Brazilian tax recovery program, we may elect annually for each year from 2001 to 2004 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pre-tax income. We opted to be taxed under the REFIS basis until 2004. From 2005, we will again be taxed on the basis of taxable income. Until such time as we elect to return to determining our income taxes based on taxable income derived from operations, the deferred tax assets which arise from tax losses and temporary differences will not be realized.

     Tax contingencies

     We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes that we do not believe are due. When tax obligations are clearly established by current legislation, even though we are contesting the tax and may not have settled amounts allegedly due, we fully provide for the obligation and related charges. As discussed in note 14 to our audited consolidated financial statements at and for the year ended December 31, 2004, in the case of tax assessments or other contingent liabilities, we have accrued our estimate of the costs for the resolution of these claims when we consider loss of our claim to be probable. The tax contingencies and obligations which are being disputed relate primarily to value-added sales and excise taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions. These estimates have been developed in consultation with outside legal counsel handling our defense in these matters and were based upon an analysis of potential results.

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

     The table below shows the Brazilian general price inflation (according to the IGP-DI), devaluation of the real against the U.S. dollar and the period-end exchange rate and average exchange rates for the periods shown:

	Year ended December 31,

	2004	2003	2002	2001	2000

Inflation (IGP-DI)	12%	8%	26%	10%	10%
Devaluation (appreciation) of the real vs. U.S. dollar	(9)%	(22)%	34%	16%	9%
Year/period-end exchange rate—U.S.$1.00(1)	R$2.65	R$2.89	R$3.53	R$2.32	R$1.96
Average (daily-weighted) exchange rate(1) U.S.$1.00	R$2.93	R$3.08	R$2.92	R$2.35	R$1.83
__________________
(1)	The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.

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

  the translation effects of our U.S. dollar transactions (cash, cash equivalents, held-to-maturity investments, loans and the unrealized gains and losses from cross-currency interest rate swap contracts, among others) are recorded in our statements of income. In 2002, we recorded a U.S.$11 million net foreign exchange loss. In 2003, we recorded a net foreign exchange loss of U.S.$14 million. In 2004, we recorded a net foreign exchange gain of U.S.$ 12 million.
  our non-monetary assets, primarily inventories and property, plant and equipment, are translated to U.S. dollars at the period-end exchange rates. Any depreciation of the real against the U.S. dollar will be reflected as a charge directly to shareholders’ equity, including the decrease in book value of property, plant and equipment in reais when translated to U.S. dollars. These currency translation effects are beyond our management’s control. Accordingly, in our statement of changes in shareholders’ equity for 2002, we recorded a translation loss of U.S.$ 412 million directly to shareholder’s equity, without affecting net income, reflecting the 34% devaluation of the real against the U.S. dollar. In 2003, we recorded a translation gain of U.S.$206 million to reflect the 22% appreciation of the real against the U.S. dollar. In 2004, we recorded a translation gain of U.S.$114 million to reflect 9% appreciation of the real against U.S. dollar.

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

     The exchange rate variations have had the following additional effects on our results of operations:

  The real devaluated 34 % in 2002. As a result, we had an increase of sales proceeds of our export products, when measured in reais. However, our cash flow from operating activities when expressed in U.S. dollars decreased to U.S.$185 million in 2002 as, among other reasons, 68% of our sales in 2001 and 67% in 2002 were to the domestic market. Our exports, which represented 33% in 2002, have enjoyed higher margins following the devaluation of the real, because exports are U.S. dollar- denominated while most of our costs are in reais, which has increased our ability to adopt an aggressive competitive strategy in the international markets, given our higher production capacity.

     The 22% appreciation of the real in 2003 caused our production costs to increase when expressed in U.S. dollars. However, although the exchange rate at December 31, 2003 reflected an appreciation of the real against the U.S. dollar when compared to December 31, 2002, the average exchange rate for 2003 when compared to 2002 presented a devaluation of the real against the U.S. dollar. This had a positive impact on our export margins as most of our operating costs are denominated in reais. Exports represented 46% of our total net revenues in 2003. Early in 2005, the Real continued to appreciate regarding the US dollar.

  In 2004, the Brazilian currency appreciated 9% in relation to the U.S. dollar, causing a decrease in our production costs when expressed in U.S. dollars and also negatively impacted our exports, which repreented 49% of our total net revenues in that year.
  Because the price of pulp in Brazil traditionally has followed the international price of pulp in U.S. dollars, the price in reais increases for sales to the domestic market when the real devalues against the U.S. dollar, and decreases when the real appreciates against the U.S. dollar, reducing revenues.
  Because our costs and operating expenses are generally in reais, the devaluation had the effect of decreasing these costs when reported in U.S. dollars in 2001, 2002 and 2003, while in 2004 the appreciation of the real resulted in the increase of these costs when reported in U.S. dollars.

     The devaluation of the real impacts the amount of dividends or interest on equity available for distribution to our shareholders when measured in U.S. dollars. Amounts of dividends or interest on equity reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses, which are included in the results of operations determined under Brazilian GAAP and which affect the amount of unappropriated earnings available for distribution. In 2004 on a consolidated basis, we and our subsidiaries recorded under Brazilian GAAP foreign exchange and monetary gains (including gains from foreign currency swaps) of R$190 million (equivalent to U.S.$65 million) compared to gains of R$ 25 million (equivalent to U.S.$ 9 million) in 2003 and gains of R$15 million in 2002 (equivalent to U.S.$3 million) and losses of R$12 million in 2001 (equivalent to U.S.$5 million). On December 3, 2003 we changed our dividend policy. For further information on the new policy, see “—Dividend Policy.”

     We have entered into financial instruments to mitigate the effects of foreign exchange variations on our U.S. dollar-denominated debt. We believe entering into these financial instruments partially protected our net assets from the significant devaluations of the real in 1999 and 2002. We entered into cross-currency interest rate swap contracts to offset losses generated by our U.S. dollar denominated loans. These contracts have protected us from the significant losses that would otherwise have been charged to income at the time of the devaluation. Although our debt totaled U.S.$1,042.4 million at December 31, 2002 (94% of which was U.S. dollar-denominated), we recorded a net foreign exchange loss of U.S.$11 million in 2002 (1%) while the real devalued by 34%. In 2003, we recorded a net foreign exchange loss of U.S.$14 million, which mainly resulted from exchange rate transactions. In 2004, we recorded a net foreign exchange gain of U.S.$ 12 million. See “—Liquidity and Capital Resources—Capital Expenditures.”

     Effects of International Crises on the Brazilian Economy. International crises have adversely impacted the Brazilian economy from time to time. For example, the 1997 Asian crisis and the 1998 Russian crisis contributed to the need for the Central Bank to devalue the real in the beginning of 1999. In 2000, Brazilian financial markets were negatively affected by volatility on the U.S. Nasdaq markets and the decline in value in the technology sector. In 2001, the Brazilian economy was negatively affected by the country’s energy crisis, the Argentine political and economic crisis and the terrorist attacks in the United States on September 11, 2001. In 2002, the Brazilian economy was negatively affected by uncertainties caused by the country’s elections, the political and economic uncertainties in other emerging markets and the threat of war in Iraq. In 2003, due to the macroeconomic situation and political and economic measures of the new Brazilian government, the financial market has been more confident in Brazil’s economic performance, reflected by a considerable decline in Brazil’s sovereign risk and the appreciation of real against the U.S. dollar. In 2004, Brazil’s economic and political environment was more stable than in 2003, which lead to significant increase in the country’s GDP and a positive impact in the financial market. The global economic environment was also more stable which also contributed to the stability of the Brazilian market. The appreciation of the euro against the U.S Dollar also benefited Brazilian paper producers in the European printing and writing paper markets,

A. Operating Results

Recent Developments

     On April 18, 2005, we announced our unaudited interim financial results for the first quarter of 2005. International pulp consumption was greater than expected, which caused an increase in prices worldwide, while pulp and paper sales in the domestic market were lower than expected. Export volumes of paper decreased 13% when compared to the first quarter of 2004, while domestic sales remained flat. Economic stagnation in Europe counts for most of this decrease.

     Net revenue increased 1%, while sales volumes decreased 7% when compared to the same period in 2004, due to an 11% decrease in export, partially offset by a 2% increase in sales in the domestic market. The percentage of revenues from the paper business remained stable in 59% of total sales, and the revenues from the pulp business also remained flat in 41%, when compared to the first quarter of 2004.

     Net income was U.S.$61 million in the first quarter of 2005, compared to U.S.$80 million in the same period in 2004.

     Capital expenditures were U.S.$36 million in the first quarter of 2005, of which U.S.$20 million were invested in forestry (land acquisition, planting and forest maintenance), compared to U.S.$41 million in the same period in 2004, of which U.S.$ 28 million were invested in forestry (land acquisition, planting and forest maintenance).

     On March 31, we concluded the acquisition, jointly with Suzano Papel e Celulose S.A., of the capital stock of Ripasa S/A Celulose e Papel.

     On May 20, 2005, we signed a financing agreement with BNDES in the total amount of U.S.$ 62 million, with the purpose of raising and maintaining eucalyptus forests in the state of São Paulo. This financing will mature in July 2015.

Results of operations

     The following table sets forth certain items derived from our statements of income for the periods indicated:

	Year ended December 31,

	2004	2003	2002

	(U.S.$ in millions)
Net sales	U.S.$1.010	U.S.$816	U.S.$609
Cost of sales	(518)	(421)	(329)

Gross profit	492	395	280
Selling and marketing expenses	(121)	(82)	(58)
General and administrative expenses	(40)	(33)	(30)
Other operating (expense) income, net	(6)	(12)	(15)

Operating profit	U.S.$325	U.S.$268	U.S.$177

     The following table sets forth certain items derived from our statements of income as a percentage of net sales for the years indicated (certain totals may not add due to rounding):

	Year ended December 31,

	2004	2003	2002

	(U.S.$ in millions)
Net sales	100%	100%	100%
Cost of sales	(51)	(52)	(54)

Gross margin	49	48	46
Selling and marketing expenses	(12)	(10)	(10)
General and administrative expenses	(5)	(4)	(5)

Operating profit	32	33	29
Financial income	4	8	12
Financial expenses	(7)	(9)	(10)
Foreign exchange losses, net	1	(2)	(2)
Income tax benefit (expenses)	(4)	(3)	2
Equity income (loss) of affiliate	3	2	(20)
Cumulative effect of accounting change, net of tax	—	—	—

Net income	30%	30%	11%

     We operate in two business segments: pulp and paper, which together account for 100% of our sales. The following table sets forth, by reportable segment, our net sales as determined in accordance with U.S. GAAP:

	Year ended December 31,

	2004	2003	2002

Pulp:
Volumes (in tons)
Domestic	80,068	76,952	81,698
Export	764,363	529,948	252,644
Total	844,431	606,900	334,342
Average prices (U.S. dollars per ton)
Domestic	U.S.$423	U.S.$440	U.S.$ 386
Export	462	456	389
Net sales (in thousands of U.S.$)
Domestic	33,866	33,826	31,565
Export	353,143	241,607	98,267

Total	U.S.$387,009	U.S.$275,433	U.S.$ 129,832

Paper:
Volumes (in tons)
Domestic
Printing and writing	338,175	313,024	353,451
Thermal and carbonless coated	62,076	57,961	55,335
Other specialty paper	34,868	28,905	30,673
Export
Printing and writing	179,438	167,663	129,876
Thermal and Carbonless coated	91	550	1,967

Total	614,648	568,103	571,302
Average prices (in U.S.$ per ton)
Domestic	1,098	1,022	860
Export	808	783	768

Net sales (in thousands of U.S.$)

	Year ended December 31,

	2004	2003	2002

Domestic	U.S.$477,767	U.S.$408,548	U.S.$ 378,019
Export	145,054	131,765	101,236
Total	U.S.$622,821	U.S.$540,313	U.S.$ 479,255

Combined:
Volumes (in tons)
Domestic	515,187	476,842	521,157
Export	943,892	698,161	384,487
Total	1,459,079	1,175,003	905,644
Average prices (in U.S.$ per ton)
Domestic	U.S.$993	U.S.$928	U.S.$ 786
Export	528	535	519
Net sales (in thousands of U.S.$)
Domestic	511,633	442,374	409,584
Export	498,197	373,372	199,503

Total	U.S.$1,009,830	U.S.$815,746	U.S.$ 609,087

Year ended December 31, 2004 compared to year ended December 31, 2003

     Introduction

     The average exchange rate for 2004 was R$2.93 to U.S.$1.00 compared to R$3.08 to U.S.$1.00 for 2003. In 2004, favorable market conditions, such as the growth of the economy in the United States, Europe and other major economies, combined with an increasing Brazilian market that resulted in higher domestic sales volume and a more stable foreign exchange rate. These factors coincided with a recovery in international pulp prices, driven by low inventories. Due to these favorable conditions, we were able to improve our presence in the domestic market and to supply our long term international customers.

     Net sales

     Net sales increased by 24% to U.S.$1,010 million in 2004 from U.S.$816 million in the same period in 2003 with an increase in both sales and prices of all products, especially in the export market. This increase was primarily attributable to higher production of pulp due to the full capacity operation of the Jacareí mill . Sales volume increased by 24% to 1,459,079 tons in 2004 from 1,175,003 tons in the same period in 2003. Approximately 51% of our net sales in 2004 were made in the domestic market compared to 54% in the same period in 2003. Our revenue mix in 2004 was 62% paper and 38% pulp compared to 66% and 34%, respectively, in the same period in 2003.

     Pulp. In the pulp segment, sale volumes increased by 39% to 844,431 tons in 2004 from 606,900 tons in 2003. The increase in volume was due to increased market pulp production as a result of the use of full production capacity with the end of the learning curve at the Jacareí project and also due to good market conditions. Net sales attributable to pulp increased by 41% to U.S.$387 million in 2004 from U.S.$ 275 million in 2003. This increase was due to the additional production volume and to the 1% higher average prices of pulp in the international market. Pulp exports constituted 91% of revenues and sales volume, respectively, of pulp in 2004 compared to 88% in the same period in 2003, for both revenues and sales volume.

     In the domestic market, the volume of pulp sold remained stable in 2004 (33,866 tons) compared to the same period in 2003. Revenues from domestic pulp sales as a percentage of total pulp net revenues decreased to 9% in 2004 from 12% in 2003. This decrease was mainly due to a higher demand in the international markets.

     Paper. In the paper segment, domestic sales volumes increased by 9% in 2004 compared to the same period in 2003, mainly due to better market demand, primarily of coated and uncoated printing and writing papers. Net sales attributable to paper increased by 15% to U.S.$623 million in 2004 from U.S.$540 million in 2003, mainly due to a 6% increase in the average price of paper. The domestic market accounted for 77% of paper revenues in 2004 compared to 76% in 2003.

     In 2004, we focused in the domestic market in order to take advantage of the better demand given the local economic growth. In 2004, domestic prices in reais increased by 1% compared to the same period in 2003. Net sales attributable to cut size paper increased 24% in volume. However, prices decreased 5% due to competition scenario in this segment. The increase of coated and special paper exports resulted from a higher sales participation on Mercosur.

     Cost of sales

     Cost of sales increased by 23% to U.S.$518 million in 2004 from U.S.$421 million in the same period in 2003. This increase was mostly due to higher costs of wood, labor and raw materials, offset by the negative impact of a lower exchange rate on our costs denominated in Reais. The increase in the cost of wood was due to the greater distance from the forests to our mills, increased purchases of wood from third parties and, to a lesser extent, to the higher costs of transportation as a result of higher fuel costs. The increase in labor costs was due to wage increases under our collective bargaining agreements negotiated in October 2003 and October 2004. The cost per unit sold decreased by 1% in 2004 as compared to the same period in 2003. This decrease was due to an increase of pulp in the mix of products (with a lower unit cost of production) and productivity gains, which fully offset the higher costs above mentioned.

      Our gross margin increased to 49% in 2004 compared to 48% in 2003 mainly due to the increase in the sale prices in the domestic market and lower cost per unit sold.

     Selling and marketing expenses

     Sales expenses increased by 48% to U.S.$121 million in 2004, equivalent to 12% of net revenues, compared to US$ 82 million in 2003. This increase resulted mainly from higher volumes of exported products, resulting in higher international freight and other costs related to exports.

     General and administrative expenses

     General and administrative expenses increased by 21% to U.S.$40 million in 2004 from U.S.$33 million in 2003. The increase was attributable to higher wages and third-parties contracts. Expenses were significantly impacted by the effect of a lower exchange rate since most of our expenses were denominated in reais. As a percentage of net sales, general and administrative expenses remained stable at 4% in 2004.

     Operating profit

     Operating profit increased by 21% to U.S.$325 million in 2004 from U.S.$268 million in 2003. This increase was primarily due to higher average prices, higher volumes of exported products and lower cost per unit, partially offset by a higher sales, general and administrative expenses.

     Pulp (including intersegment transactions at market values). Operating profit attributable to pulp increased by 28% to U.S.$180 million in 2004 from U.S.$140 million in 2003. This increase was primarily due to a 1% increase in pulp sale prices, a 39% increase in volumes and productivity gains..

     Paper (including intersegment transactions at market values). Operating profit attributable to paper increased by 13% to U.S.$145 million in 2004 from U.S.$128 million in 2003. This increase was primarily due to a 7% increase in paper sale prices in U.S. dollars, and an 8% increase in volumes.

     Financial income

     Financial income decreased by 38% to U.S.$40 million in 2004 from U.S.$65 million in 2003. The decrease is primarily due to a provision for COFINS tax on financial income, which had not been recorded in 2003. We use derivative instruments to mitigate the effects of volatility of interest rates on dollar-denominated borrowings (principally export credits) and local interest rates available on real-denominated investments and recorded an increased gain in 2004 on these transactions compared with 2003. The amount we earned from these transactions was recorded as financial income.

     Financial expenses

     Financial expenses decreased to U.S.$69 million in 2004 from U.S.$71 million in 2003. The decrease was primarily due to the renegotiation of the pre-payment and the extension of the duration of debt from 2 to 3.49 years.

     Foreign exchange gains

     Foreign exchange gains amounted U.S.$12 million in 2004 from losses of U.S.$14 million in 2003. This result was primarily due to the appreciation of the real against the U.S. dollar and the fair-value adjustments on swap contracts. The gains recorded on foreign-currency based transactions, which are mainly U.S. dollar-denominated debt or gains from cross-currency interest rate swap contracts, are translated to U.S. dollars and reported in our statement of income.

     Income tax expense

     In 2004, we recorded an income tax expense of U.S.$36 million compared to an income tax expense of U.S.$23 million in 2003. The effective tax rate increased from 9% in 2003 to 12% in 2004. This increase primarily arose from the tax on the interest on equity distributed by Aracruz and the tax on the mark-to-market gains from the cross-currency interest rate swaps contracts.

     Equity income of investee

     The equity income of investees increased to U.S.$31 million in 2004 from U.S.$19 million in 2003. This increase was primarily due to higher results on our investments in ARACRUZ Celulose S.A.

     Net income

     As a result of the foregoing, net income increased by 24% to U.S.$303 million in 2004 compared to U.S.$244 million in the same period in 2003.

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

     Net sales

     Net sales increased by 34% to U.S.$816 million in 2003 from U.S.$609 million in 2002 even though the domestic market demand for printing and writing papers was 6% weaker in volume compared to the same period in 2002, according to Bracelpa. This increase was primarily attributable to increased pulp exports due to our pulp capacity expansion and higher pulp and paper prices. Sales volume increased by 30% to 1,175,003 tons in 2003 from 905,644 tons in the same period in 2002. Approximately 54% of our net sales in 2003 were made in the domestic market compared to 67% in the same period in 2002. Our revenue mix in 2003 was 66% paper and 34% pulp compared to 79% and 21%, respectively, in the same period in 2002.

     Pulp. In the pulp segment, sale volumes increased by 82% to 606,900 tons in 2003 from 334,342 tons in the same period in 2002. The increase in volume was due to increased market pulp production as a result of our expansion at the Jacareí project. Net sales attributable to pulp increased by 112% to U.S.$275 million in 2003 from U.S.$130 million in 2002. This increase was due to the additional production volume and to the 10% higher average prices of pulp in the international market. Pulp exports constituted 88% of revenues and sales volume, respectively, of pulp in 2003 compared to 76% in the same period in 2002, for both revenues and sales volume.

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

     General and administrative expenses

     General and administrative expenses increased by 10% to U.S.$33 million in 2003 from U.S.$30 million in 2002. The increase was attributable to higher wages and expenses related to our inauguration ceremony for our Jacareí expansion plant, which was partially offset by the effect of the average currency devaluation on expenses since most of our expenses were denominated in reais. As a percentage of net revenue, general and administrative expenses decreased to 4% in 2003 from 5% in 2002.

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

     At December 31, 2004, our cash and cash equivalents (not including investments held to maturity and unrealized gains from swaps) decreased to U.S.$151 million primarily due to the payment of interim dividends, capital investments made, particularly in forestry assets, as well as the increase in working capital due to higher level of sales in 2004. Cash and cash equivalents increased by U.S.$200 million in 2003 primarily due to new issuances of debt, compared to a decrease of U.S.$82 million in 2002 partially as a result of our expenditures in expansion projects. At December 31, 2003, we had cash and cash equivalents of U.S.$290 million.

     At December 31, 2002, we had approximately U.S.$320 million (of a total of U.S.$410 million) in deposits and investments principally with our affiliate, Banco Votorantim S.A., and U.S.$93 million in unrealized gains from cross-currency interest rate swap contracts principally with Banco Votorantim S.A. At December 31, 2003, we had approximately U.S.$303 million (of a total of U.S.$593 million) in deposits and investments principally with our affiliates, Banco Votorantim S.A., and U.S.$51 million in unrealized gains from cross-currency interest rate swap contracts principally with Banco Votorantim S.A. At December 31, 2004, we had approximately U.S.$278 million (of a total of U.S.$429 million) in deposits and investments principally with our affiliate, Banco Votorantim S.A., and U.S.$47 million in unrealized gains from cross-currency interest rate swap contracts principally with Banco Votorantim S.A. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

     At December 31, 2002, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$121 million, of which U.S.$88 million was denominated in U.S. dollars and the remainder in reais. At December 31, 2003, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$396 million, of which U.S.$168 million was denominated in U.S. dollars and the remainder in reais. At December 31, 2004, our cash, cash equivalents and held-to-maturity investments (current portion) were U.S.$220 million, of which U.S.$213 million were denominated in U.S. dollars and the remainder in reais.

     At December 31, 2003, our balance sheet presented working capital of U.S.$130 million. At December 31, 2004, our balance sheet presented a working capital balance of U.S.$114 million. We do not expect to have any difficulty in meeting our short-term obligations.

     Sources of funds

     Operating activities provided net cash flows of U.S.$255 million in 2004 compared to U.S.$238 million in 2003 and U.S.$185 million in 2002.

     Financing activities (before distributions to shareholders), which include short-term and long-term secured and unsecured borrowings and debt repayments, generated negative net cash flows of U.S.$258 million in 2004, compared to net cash flows of U.S.$39 million generated in 2003 and net cash flows of U.S.$36 million in 2002.

     At December 31, 2002, our debt was U.S.$1,039 million (of which U.S.$315 million had short-term maturities) and net debt of U.S$536 million. At December 31, 2003, our debt was U.S.$1,146 million (of which U.S.$479 million had short-term maturities) representing an increase of U.S.$107 million over the debt recorded at December 31, 2002. At December 31, 2004 our debt was U.S.$945 million. .The long-term position amounted to 60% in 2004 compared to 58% in 2003. Approximately 83% of the debt was denominated in foreign currencies. At December 31, 2004, we had net debt (total long and short-term financing less cash position and held-to-maturity investments) of U.S.$469 million compared to net debt of U.S.$502million at December 31, 2003, as a result of strong cash generation during the period partially offset by disbursements for the expansion of the plant. In 2003 and 2004, we continued to try to maintain a low exposure to U.S. dollare liabilities. At December 31, 2003, our net exposure to U.S. dollar liabilities was a negative amount of U.S.$47 million. At December 31, 2004, our net exposure to U.S. dollar liabilities was U.S.$8 million, which means that our assets in foreign currency were lower than our liabilities because we were underhedged.

Uses of funds

     Investing activities, including production capacity increases in Jacareí and Luiz Antônio mills, the development of forestry assets (land acquisition, planting and forest maintenance) and other capital expenditures consumed net cash flows of U.S.$260 million in 2002, U.S.$97 million in 2003 and U.S.$148 million in 2004.

     Our significant uses of cash included the repayment of our debt totaling U.S.$910 million in 2002 and U.S.$428 million in 2003. In 2004 repayment of debt totaled U.S.$588 million .

Debt

     At December 31, 2003, our total debt was U.S.$1,146 million, consisting of U.S.$479 million in short-term debt, including the current portion of long-term, and U.S.$667 million in long-term debt. Our total debt at December 31, 2003 increased by U.S.$107 million over the debt recorded at December 31, 2002. At December 31, 2004, our total debt was U.S.$ 945 million, consisting of U.S.$ 376 million in short-term debt (40% of total debt), including the current portion of long term and represented a decrease of U.S.$201 million on the debt recorded at December 31, 2003.

     Most of our U.S. dollar-denominated borrowings are either advances made in respect of our export sales or international bank loans, which have lower interest rates compared to domestic financings. For our expansion projects, we use long-term financing in reais from BNDES, from which we have already received its total commitment of R$442 million as of December 31, 2003.

     In October 2001, Newark Financial Inc., or Newark, a wholly owned subsidiary of VCP Exportadora e Participações S.A., or VCP Exportadora, our wholly owned subsidiary, received a bridge financing for U.S.$370 million to finance the acquisition of our stake in Aracruz.

     On May 23, 2002, VCP Trading and VCP North America entered into a U.S.$380 million credit agreement with ABN Amro Bank N.V., as administrative agent, The Bank of New York, as collateral agent, and a syndicate of banks, which matured in May 2005 and was repaid in full. All of the proceeds from the credit agreement were advanced to Newark (U.S.$304 million by VCP Trading and U.S.$76 million by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VCP Exportadora and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading or VCP North America with its respective customers for the sales of certain products. On April 26, 2004, we executed an amendment to these loan documents, whereby the portion of debt from VCP N.A. was sold to VCP Trading N.V., which became the only borrower under this credit facility. On June 27, 2005, we repaid this facility.

     As a guarantor under this credit agreement, we are subject to a number of material covenants including, among others:

  limitations on our ability to incur debt;

  limitations on the existence of liens on our properties;

  limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transaction; and

  maintenance of certain financial ratios.

     In December 1996, Voto-Votorantim Overseas Trading Operations N.V., known as Voto-Votorantim I, a special purpose unconsolidated company owned 50% by us and 50% by Votorantim Participações S.A. (formerly S.A. Indústrias Votorantim), known as VPAR, also a member of the Votorantim group, received bridge financing from ING Barings for U.S.$300 million. Of this amount, U.S.$150 million was advanced to us by Voto-Votorantim I at that time. In June 1997, Voto-Votorantim I issued U.S.$400 million 8.5% notes due 2005, which are jointly and severally guaranteed by us, VPAR, Cimento Rio Branco, and certain other companies, all members of the Votorantim group. The bridge loan was paid in full with the proceeds of the U.S.$400 million Voto-Votorantim I notes, and an additional U.S.$50 million was transferred to us. On the total U.S.$200 million intercompany loan, Voto-Votorantim I charges us an interest rate identical to the one it pays to the holders of the Voto-Votorantim I notes. Under the Voto-Votorantim I notes indenture, each holder of the Voto-Votorantim I notes could, upon notice, require Voto-Votorantim I to repurchase, in whole or in part, the notes on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest and Voto-Votorantim I could, upon notice, repurchase the Voto-Votorantim I notes from the holders, in whole but not in part, on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued interest. In either case, Voto-Votorantim I may procure any other person to purchase the Voto-Votorantim I notes that are subject to its repurchase. On May 10, 2002, Voto-Votorantim I gave notice to the trustee, exercising its call option through a subsidiary owned by us and VPAR, St. Helen Holding II B.V. and repurchased all of the Voto-Votorantim I notes.

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

  limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transaction; and

  maintenance of certain financial ratios.

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

  limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transactions.

     We act as guarantor, together with other members of the Votorantim group, for up to U.S.$150 million of obligation of Votorantrade N.V. under a U.S.$300 million export finance agreement between VCP Exportadora and Votorantrade N.V., as borrower, dated as of November 29, 2001. As part of an amendment executed on April 26, 2004, VCP Trading N.V. assumed half of the U.S.$300 million debt that was previously held by Votorantrade N.V. However, VCP Exportadora and VCP’s financial obligations under such agreement were not amended.

     Our long-term debt also consists of export credits and import credits with a number of financial institutions. The lines of credit with respect to export credits generally mature within 24 to 60 months. Upon shipment, the export credits are associated with that specific, identifiable shipment. The export credits are repaid with the proceeds of the export receipts from the specific shipment. At December 31, 2004, the outstanding amount of export credits was U.S.$447 million. The export credits bear annual interest of LIBOR plus 1.49%, for an effective rate of 4.27% . At December 31, 2004, there was no outstanding amount of import credits.

     On June 24, 2005 Voto Votorantim Overseas Trading Operations Limited IV (VOTO IV), a 100% subsidiary of Votorantim Participações, issued US$ 400 million of fixed rate notes (“Notes”) that were placed with investors in North America, Europe, Asia and Latin America. The VOTO IV Notes will pay interest at a fixed rate of 7.75% per annum and will mature at June 24, 2020. VCP is a guarantor of 50% of the Notes and in turn received US$ 200 million of the proceeds of the Notes.

     On June 27, 2005 the US$ 200 million was used to repay noteholders of Voto Votorantin Overseas Trading Operations Limited I (VOTO I) for half of the US$ 400 million issue that matured on June 27, 2005 which was also 50% guaranteed by VCP. The remaining US$ 200 million of VOTO I was repaid by other members of the Votorantim group.

     Given that 50% of the VOTO I Notes were held by a 100% subsidiary of VCP, on June 27, 2005 this entity used US$ 125 million of the US$ 200 million received to repay half of the US$ 250 million of Voto Votorantim Overseas Trading Operations Limited II (VOTO II) Notes which were 50% guaranteed by VCP. The remaining US$ 75 million are going to be used for general corporate purposes or to refinance existing debt.

     As of June 28, 2005, VOTO I and VOTO II investors were fully repaid and VCP´s outstanding debt from international capital markets issues was as follows:

Primary obligor	Obligations	Issue Date	Outstanding VCP	Date of	Beneficiary

			guarantee amount	expiration of
			at June 30, 2005	guarantee

	U.S.$ 300	January 23
	million	2004
Voto-Votorantim Overseas	notes			January 23,	Noteholders and the
Trading Operations III Limited	issuance		U.S.$45 million	2014	trustee
	U.S.$400	June 21 2005
million
Voto-Votorantim Overseas	notes				Noteholders and the
Trading Operations IV Limited	issuance		U.S.$200 million	June 24, 2020	trustee
Total			U.S.$245 million

     BNDES, the parent of BNDESPAR, one of our principal shareholders, has been an important source of debt financing. At December 31, 2004, the BNDES loans amounted to U.S.$159 million related to the capacity increase projects, all of which was in reais. The BNDES loans are secured by liens on property, plant and equipment, and a lien on certain land, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3.0% per annum on the principal amount and are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor. Part of the loan is indexed by the UMBNDES which is a weighted average exchange variation on a basket of currencies, predominantly U.S. dollars, held by BNDES. At December 31, 2004, the TJLP was fixed at 9.75%, and during 2004 averaged 11% per year.

      On May 20, 2005, we signed a financing agreement with BNDES of US$ 89 million with the purpose of raising and maintaining eucalyptus forests. Part of our loan of US$ 76 million bear interest at 4.5% per annum on the principal amount and are indexed using either TJLP. Part of the loan is indexed by the UMBNDES in the total amount of US$ 13 million which is weighted average exchange variation on a basket of currencies, predominantly U.S dollar, held by BNDES. This financing will mature in July 2015 and have a grace period of 7 years. VCP has already received US$ 20 million on June 13, 2005.

     At December 31, 2004, the amount of our short-term debt (including current portion of our long-term debt) was U.S.$376 million. At December 31, 2004, the amount of maturities of our long-term debt excluding current portion was as follows:

Year	Amount

(U.S.$ in millions)
2006	53
2007	63
2008	129
2009	149
2010 and thereafter	175

Total	569

     At December 31, 2004, all of our short-term debt related to trade financing was secured. At December 31, 2004, the outstanding amount of that short-term debt was U.S.$79 million, with a weighted average interest rate of 2.4%, compared to U.S.$48 million at December 31, 2003, with a weighted average interest rate of 4.8% .

     We also have entered into various pre-export agreements, which contain certain covenants, in the ordinary course of our business.

Capital expenditures

     During 2004, we invested U.S.$218 million in capital expenditures, representing an increase of 32% from the U.S.$165 million invested in 2003, but still less than the amount invested in 2001 of U.S.$679 million, which included our investment in Aracruz. Of this amount, U.S.$112 million was spent on forestry assets (land acquisition, planting and forest maintenance), and the remaining U.S.$106 million was invested in the expansion, modernization and sustaining of our plants.

Commitments and contingencies

     We are subject to numerous commitments and contingencies with respect to tax, labor and other claims. See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Matters,” and note 14 to our audited consolidated financial statements and discussions on our critical accounting policies.

     The significant contractual obligations and commitments that affect our liquidity are short-term debt, long-term debt, take-or-pay contracts, leases and capital expenditures.

     At December 31, 2004, we had made provisions in the amount of U.S.$104 million, for civil, labor and tax legal proceedings, in long-term liabilities compared to U.S.$56 million in 2003. We have made judicial escrow deposits under the custodianship of a court held under our name (included in “Other assets—other” in our balance sheet) in the amount of U.S.$26 million at December 31, 2004 for certain proceedings. The position of such provisions for tax and other litigation and deposits is as follows:

		2004		2003

	Deposits	Provisions	Deposits	Provisions

Tax-related	24	93	17	44
Civil-related		4		9
Labor-related	2	7	3	3

	26	104	20	56

We are one of the guarantors, together with other companies of the Votorantim group, of the U.S.$400 million notes issued by Voto-Votorantim I, the U.S.$250 million notes issued by Voto-Votorantim II and the U.S.$300 million issued by Voto-Votorantim III. At December 31, 2004, we had loans outstanding totaling U.S.$370 million. For additional information on our commitments and contingencies, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” and note 14 to our audited consolidated financial statements.

     The following is a summary of the guarantees provided by us in favor of other companies of the Votorantim group:

		Outstanding guarantee amount at	Date of Expiration of guarantee
Primary obligor	Obligations	December 31, 2004		Beneficiary

U.S.$400
	million notes			Noteholders and the
Voto-Votorantim I	issuance	U.S.$200 million	June 27, 2005	trustee
U.S.$250
	million notes			Noteholders and the
Voto-Votorantim II	issuance	U.S.$125 million	June 28, 2005	trustee
U.S.$300
	million notes			Noteholders and the
Voto-Votorantim III	issuance	U.S.$45 million	January 23, 2014	trustee
Total		U.S.$370 million

     We estimate that, for 2002, 2003 and 2004, an average of approximately 2% of our total number of regular domestic customers (approximately 21%, 22% and 21% respectively, of total domestic sales value) obtained our guarantee for their loans. At both December 31, 2002, 2003 and 2004 we had 11 customers under the vendor program with the average amount per customer based on our vendor program exposure at U.S.$5 million, U.S.$4 million and U.S.$4 million, respectively. Our vendor program exposure was U.S.$39 million at December 31, 2002, U.S.$51 million at December 31, 2003 and U.S.$71 million at December 31, 2004. See “Item 4—Information on VCP—Marketing and Distribution—Paper.”

Buyback programs

     We carried over 1,177,000 preferred shares bought from the 2000 buyback program up to February 2002, when we began selling these shares. We sold 1,177,000 preferred shares in 2002 and 2003 at the weighted average selling price of R$25.28 per share. The minimum price was R$17.35 per share and the maximum price was R$32.24 per share. At December 31, 2002, treasury shares totaled 721,500 preferred shares, respectively. From September 30, 2003, we sold most of our treasury shares and at December 31, 2003, treasury shares totaled 7,900 preferred shares. At December 31, 2004 treasury shares totaled 157,200 preferred shares.

     On May 13, 2004, our board of directors authorized a buyback program of our shares in the open market, which, after purchase, would be held in treasury to be sold and/or cancelled. The maximum amount of shares to be purchased was 1,716,000. This buyback program terminated on May 13, 2005.

     On May 17, 2005, our board of directors authorized a buyback program of our shares in the open market, which, after purchase, would be held in treasury to be sold and/or cancelled. The maximum amount of shares to be purchased is 8,000,000 representing an amount below the legal limit (10% of the total outstanding shares). This buyback program will terminate on May 16, 2006.

     In December 2004, VCP made a reverse split in order to bring the unit value of their quotations to a more appropriate level from the market’s perspective, as well as to facilitate any transactions involving such shares, thus rendering the capital market even more attractive to investors. This initiative eliminated price negotiations per block of 1,000 shares on the São Paulo Stock Exchange (Bovespa) and it adjusted the ADR ratio to 1:1, i.e. 1 ADR will be equivalent to 1 preferred (PN) share.

Reverse Stock Split

     On October 18, 2004, the extraordinary general meeting approved the reverse stock split of our shares, under the terms of article 12 of Law nº 6,404/76, at the ratio of 200 shares for one share of the respective type.

In December 2004 the reverse stock split converted our 38,322,699,553 shares, with no par value, representing our entire subscribed capital into 191,613,498 shares, of which 105,702,452 are shares of common stock and 85,911,046 are shares of preferred stock.

     Our ADSs traded at the New York Stock Exchange, within the period stipulated for the adjustment of holdings, split at the ratio of one ADS to two point five ADSs; and the ratio of the ADS changed to one ADR to one preferred share.

C. Research and development, patents and licenses, etc.

     During 2004, 2003 and 2002, we spent approximately U.S.$1 million per year on research and development. We direct research and development activities towards increasing eucalyptus wood and quality yields, making our production more efficient, developing new products and improving the quality of our products. We maintain close links with various universities and private research institutes. As an integrated producer of pulp and paper, we have sought to gain an even better understanding of the whole production process. We attempt to identify the characteristics of both wood and pulp that are essential for the production of high quality paper.

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

     We are participating in two eucalyptus genome projects. One project, called FORESTs, is sponsored by the Eucalyptus Genome Consortium, which is a consortium of Brazilian pulp, paper and wood product companies, and FAPESP (The State of São Paulo Research Foundation). The Eucalyptus Genome Project seeks to (i) develop the eucalyptus genetic sequence (the results of the partial sequencing already made results in 130,000 ESTs - Expressed Sequence Tags), (ii) identify the genes responsible for patterns in wood quality, drought and disease resistance and nutrient absorption, and (iii) create tools for marker assisted selection. FORESTs, started in May 2000, has a budget of approximately U.S.$3.5 million and will take place over a period of approximately five years. We have committed to fund approximately 30% of this amount for the project. The consortium will own the results of the project, and we are entitled to full access to the technology resulting from the project. The FORESTs project is in its intermediate phase. In May 2003, Ripasa, Suzano Bahia/Sul, Duratex and us, the four companies investing in this project, began selecting researchers interested in presenting proposals for the second and last phase of the project. The project has consumed US$ 1million,but will be finalized at the cost of US$ 3.2 million. We can not assure neither when we are going to have return nor if there will be economic return.

     We are participating in another project, named the GENOLYPTUS Project, recently began with the support of the Brazilian Ministry of Science and Technology. The project involves seven universities, three Embrapa centers and 12 major forest-based companies. The funding for the project comes from the government (70%) and the consortium of forestry companies (30%). The focus of the GENOLYPTUS project is to generate a suite of experimental resources and genomic tools to discover, map, validate and further investigate genes of economic importance in species of eucalyptus. The main objective of the project is to translate this knowledge to improved forest tree breeding and production technologies. Embrapa started the second stage of Genolyptus Project in November 2004. The program formed the world’s largest genome data bank about eucalyptus. In June 2005, Embrapa transferred copies of the genomic data bank to the companies. The objective is that companies develop improved genetically varieties based on this data. The project involves investments of US$ 3 million, US$ 2 million of which invested by the Ministry of Science and Technology. The other US$ 1 million will be invested by the consortium. The third stage of the project will last until 2007 with the objective of mapping the gen of eucalyptus.

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

     For additional information regarding trends in our business, see “Item 4B. Business—Our Business Strategy” and “Item 5A. Operating Results.” For risks affecting our business, see “Item 3D. Risk Factors.”

E. Off-Balance Sheet Arrangements

     We participate in a number of off-balance sheet arrangements, principally relating to guarantees and take or pay contracts. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” All of this transactions are further described elsewhere in this annual report.

F. Tabular Disclosure of Contractual Obligations

     The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2004.

		Less than 1			More than 5
Contractual Obligations	Total	year	1-3 years	3-5 years	years

	(in millions of U.S. dollars)
Total Debt Commitments (1)	940	371	116	278	175
Interest Payable	5	5	-	-	-
Capital lease obligations (2)	74	69	5	-	-
Operating leases (3)	56	1	7	7	41
Purchase obligations (4)	448	74	142	76	156
Pension contribution	10	1	2	2	5
Total	1,533	521	272	363	377

________________________________________
(1)	Includes loans and registered financings shown in our financial statements, less interest payable.
(2)	Includes any agreements with suppliers of our assets (including for the Jacareí project).
(3)	Includes land leases and wood supply.
(4)	Includes take or pay contracts.

     The above table does not reflect contractual commitments discussed in “Item 5E. Off-Balance Sheet Arrangements” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     We are managed by our Conselho de Administração, or board of directors, composed of at least three and at most ten members, and our Diretoria, or board of officers, composed of at least three and at most ten members (each an executive officer). From general shareholders’ meeting at April 20, 2005 we had a permanent Conselho Fiscal, or fiscal committee, which is composed of at least three and at most five members.

Board of Directors

     According to our by-laws, our board of directors is required to meet at least two times a year and when called by the chairman or by the majority of members of the board of directors. Our board of directors met fourteen times during 2004 (two ordinary and twelve extraordinary meetings). Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations.

     According to our by-laws, the members of the board of directors are elected by the holders of our common shares at the general meeting of shareholders. Members of the board of directors serve two-year terms. The terms of the current members, elected at our shareholders’ general meeting on April 20, 2005, expire in 2007.

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

     Set forth below are the name, age and position of each member of our board of directors elected at our shareholders’ general meeting on April 20, 2005:

Name	Age	Position

José Roberto Ermírio de Moraes(1)	47	Chairman
Fábio Ermírio de Moraes(2)	43	Vice-Chairman
Carlos Ermírio de Moraes(3)	49	Member
Clóvis Ermírio de Moraes Scripilliti(4)	46	Member
José Luciano Duarte Penido	57	Member

________________________________________
(1)	José Roberto Ermírio de Moraes is the son of José Ermírio de Moraes Filho, who passed away in 2001.
(2)	Fábio Ermírio de Moraes is the son of Ermírio Pereira de Moraes, who was once a board member. He is also the cousin of José Roberto Ermírio de Moraes.
(3)	Carlos Ermírio de Moraes is the son of Antonio Ermírio de Moraes, who was once a board member. He is also the cousin of José Roberto Ermírio de Moraes.
(4)	Clóvis Ermírio de Moraes Scripilliti is the son of Clovis Scripilliti, who passed away in 2000. He is also the cousin of José Roberto Ermírio de Moraes.

Board of Executive Officers

     Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our by-laws and by the board of directors and are independent from the Ermírio de Moraes family, our ultimate controlling shareholders. The executive officers are elected by the board of directors for one-year terms, although any executive officer may be removed by the board of directors before the expiration of his term. The current term of all our executive officers ends on April 30, 2006.

Set forth below are the name, age and position of each of our executive officers elected on April 20, 2005:

Name	Age	Position

José Luciano Duarte Penido *	57	President & Chief Executive Officer
Francisco Fernandes Campos Valério	57	Technical & Industrial Officer
Luiz Carlos Ganzerli	57	Human Resource & Organizational Development Officer
Sérgio Marnio Gandra Vaz	61	Paper Business Officer
Valdir Roque	54	Chief Financial Officer & Investor Relations Officer
José Maria de Arruda Mendes Filho	51	Forest Operations Officer
Antonio Sergio Pinzan de Almeida	43	Pulp Business Officer

Biographical Information

     José Roberto Ermírio de Moraes. Mr. José Roberto Ermírio de Moraes has been the chairman of our board of directors since 1992 and was our president from 1992 to April 26, 2002. Chief Executive Officer of Votorantim Industrial and member of Executive Committee of Votorantim Group, he has a B.A. in Metallurgy Engineering from the Armando Alvares Penteado Foundation College in São Paulo, Brazil.

     Fábio Ermírio de Moraes. Mr. Fábio Ermírio de Moraes is a mechanical engineer and has been working for the Votorantim Group since 1985. Chairman of the Board of Directors of Votorantim Cimentos, Director Vice-President of Votorantim Industrial and Member of the Executive Committee of Votorantim Group.

     Carlos Ermírio de Moraes. Mr. Carlos Ermírio de Moraes has been working for the Votorantim Group since 1983. He is the President of the Board of Directors of CPFL (Cia. Paulista de Força e Luz) and member of the Board of Directors of VBC Energia S/A (Votorantim, Bradesco and Camargo Energia).

     Clóvis Ermírio de Moraes Scripilliti. Mr. Scripilliti has served as a member of our board of directors since 2000. President of Family Council and member of the Executive Committee of Votorantim Group. He studied Metallurgy Engineering at Mackenzie University in São Paulo, Brazil.

     José Luciano Duarte Penido. Mr. Penido has served as our chief executive officer since January 5, 2004. Prior to that, he was the president of Samarco Mineração S.A. for eleven years. He is also the vice-president of the Minas Gerais Industry Federation, where he directs the Enterprise Citizenship Council. He has a degree in mining engineering from the Federal University of Minas Gerais.

     Francisco Fernandes Campos Valério. Mr. Valério joined us in January 1998. He previously worked in senior positions at Bahia Sul, Aracruz, Suzano, Braskraft Florestal e Industrial and Olinkraft Celulose e Papel. He holds a B.A. in Mechanical Engineering from the Universidade Federal de Santa Catarina, Brazil.

     Luiz Carlos Ganzerli. Mr. Ganzerli was first elected an executive officer in February 2000. He previously held positions in the human resources and organizational development departments at Roche Químicos e Farmacêuticos from 1999 to 2000 and Alpargatas Santista Textil S.A. from 1994 to 1999. He holds a B.A. in Business Administration from Mogi das Cruzes University, Brazil.

     Sérgio Marnio Gandra Vaz. Mr. Vaz has been our business director since 1992. He previously held positions in the sales and marketing areas of Unilever Brasil from 1970 to 1988. In 1988, he was the commercial director at Indústrias de Papel Simão S.A. and KSR Comércio e Indústria de Papel S.A., both bought by VCP in 1992. He holds a B.A. in Business Administration from FEA, the Administration and Economics College of the University of São Paulo, Brazil, and has taken specialization courses in Managing Marketing at IMD International, Switzerland and at Dynamic Global Market at the Kellogg School/Northwestern University, United States.

     Antonio Sérgio Pinzan de Almeida. Mr. Almeida joined the company in 1990, as a Sales Manager in the paper division. In 1996 Mr. Almeida has structured the pulp business, and has been responding for this business since the beginning of its activities. He has been working in Trading Companies and Industries for more than twenty years, always focused in the international markets and holds a B.A. in Business Administration from FASP, Brazil and Master Business Administration from FEA /USP , Universidade de São Paulo, Brazil.

     Valdir Roque. Mr. Roque has been our chief financial officer and our Investor Relations director since 1994. He previously worked at Monsanto do Brasil S.A. as Treasurer, and at General Electric and Ford. He has completed postgraduate courses in Business Administration at the Getúlio Vargas Foundation in São Paulo, Brazil, holds a B.A. in Economics from the Catholic Pontifice University in São Paulo, Brazil and has taken specialized courses in financial management at the Stanford Business School, California in the United States and IMD in Lausanne, Switzerland.

     José Maria de Arruda Mendes Filho. Mr Mendes is a forest engineer and has been working for the Votorantim Group since 1982, when he started at Companhia de Cimento Portland Itaú. He joined VCP in 1988 to develop the forest area of the company and to supply the pulp mills. He has a degree in forest engineering from ESALQ/USP, Universidade de São Paulo, Brazil, and also a master degree from USP. He is VCP’s forest operations’ director since August 2004.

Name	Age	Length of Term	Year First Elected	Position
Ariovaldo dos Santos	55	one year	2001	Member
João Carlos Hopp	76	one year	2001	Alternate
Miguel Roberto Gherrize	66	one year	2005	Member
Sérgio Seidiyu Yatabe	50	one year	2005	Alternate
José Carlos de Brito	56	one year	2005	Member
Antonio Arena Neto	67	one year	2005	Alternate

B. Compensation

     According to our by-laws, our directors do not receive any compensation. As of the year ended December 31, 2004, the aggregate compensation, including cash and benefits-in-kind, paid to our executive officers (a total of six persons at the time) was approximately R$3.2 million (corresponding to U.S.$1.1 million).

C. Board Practices

     Our board of directors generally meets nine times a year and when called by the chairman or by the majority of the members of the board of directors. Our board of directors met fourteen times during 2004. Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations.

     According to our by-laws, the members of the board of directors are elected by the holders of our common shares at the general meeting of shareholders. Members of the board of directors serve two-year terms. The terms of the current members expire on April 30, 2007.

     Conselho Fiscal

     Under the Brazilian Corporate Law, the Conselho Fiscal is a corporate body independent of management and a company’s external auditors. A Conselho Fiscal has not typically been equivalent to or comparable with a U.S. audit committee; its primary responsibility has been to monitor management’s activities, review the financial statements, and report its findings to the shareholders. However, pursuant to an exemption under the new SEC rules regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a board of auditors established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a board and such board meets certain requirements. Pursuant to this exemption, our Conselho Fiscal can exercise the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law. To comply with the new SEC rules, the board of auditors must meet the following standards: it must be separate from the full board, its members must not be elected by management, no executive officer may be a member, and Brazilian law must set forth standards for the independence of the members. In addition, in order to qualify for the exemption, the board of auditors must, to the extent permitted by Brazilian law:

a.	be responsible for the appointment, retention, compensation and oversight of the external auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);

b.	be responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

c.	have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

d.	receive appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

As a foreign private issuer, we decided to modify our Conselho Fiscal to comply with the exemption requirements. Our Board of Directors approved the delegation to the Conselho Fiscal of certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter that delegates to the Conselho Fiscal the duties and responsibilities of a U.S audit committee to the extent permitted under Brazilian Corporate Law. Because Brazilian Corporate Law does not permit the Board of Directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide the board or the

Conselho Fiscal with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the Conselho Fiscal cannot fulfill these functions. Therefore, in addition to its oversight responsibilities, the Conselho Fiscal may only make recommendations to the Board of Directors with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the external auditors, the Conselho Fiscal may only make recommendations to management and the board.

     Under the Brazilian Corporate Law, the Conselho Fiscal may not contain members who are members of the Board of Directors or the executive committee, or who are employees of VCP or the Votorantim group, or a spouse or relative of any member of our management. In addition, the Brazilian Corporate Law requires that Conselho Fiscal members receive a remuneration at least 10% of the average amount paid to each executive officer. The Brazilian Corporate Law requires a Conselho Fiscal to be composed of a minimum of three and a maximum of five members and their respective alternates.

     Our Conselho Fiscal is composed of three members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, holders of preferred shares have the right to elect separately one member of the Conselho Fiscal. Also, under the Brazilian Corporate Law, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal. In any event, however, the common shareholders have the right to elect the majority of the members of the Conselho Fiscal. Set forth below are the names, ages and positions of the members of our Conselho Fiscal and their respective alternates, as of April 27, 2005, the date of the last annual shareholders’ meeting.

Name	Age	Length of Term	Year First Elected	Position
Ariovaldo dos Santos	55	one year	2001	Member
João Carlos Hopp	76	one year	2001	Alternate
Miguel Roberto Gherrize	40	one year	2005	Member
Sérgio Seidiyu Yatabe	50	one year	2005	Alternate
José Carlos de Brito	56	one year	2005	Member
Antonio Arena Neto	67	one year	2005	Alternate

D. Employees

     As of December 31, 2004, we employed 3,624 persons. We use subcontractors for many of our forestry operations and for substantially all of the transportation of wood, pulp and other raw materials. These subcontractors employed 4,839 persons for our business as of December 31, 2004. Approximately 85% of the workers in our forests are employed by third parties, predominantly in areas such as maintenance and security. See “Item 4—Information on VCP—Business Overview—Raw Materials—Wood” and “Item 4—Information on VCP—Business Overview—Transportation.” We are in compliance with all local, state and federal worker health and safety regulations.

     Several unions represent our employees and we consider the unions to be well organized. Collective bargaining agreements relating to forest workers were renewed in 2004 and expire in November 2005. Collective bargaining agreements relating to other employees which expired in September 2005 were renewed for another year, with the employees receiving a 8% pay increase and R$650,00 of advance to employees hired until September 30, 2004. We are currently engaged in negotiations to renew the agreements for another year. Since 1989, we have experienced four labor strikes, all of which affected the pulp and paper industry generally and lasted an average of three days. We believe we have good relationships with our employees.

     In March 2000, we began to participate in a Votorantim group pension plan, which was made available to all of our employees. For more detailed information, see “—Defined Contribution Pension Plan” below.

Defined Contribution Pension Plan

     In March 2000, we began to participate in the Votorantim group’s defined contribution plan, which is made available to all of our employees. For employees with lower compensation than a certain threshold, we match 100% of their contribution up to 1.5% of the employee’s compensation. For employees with higher compensation than that threshold, we match 100% of their contribution up to 6% of the employee’s compensation. We may also make additional contributions to the pension plan at our discretion. Our contributions will vest in varying percentages depending on the employee’s years of service and will fully vest, for an employee with at least one year of service at VCP, upon the employee’s retirement, death or disability. At December 31, 2004, 3,257 employees have elected to take part in the plan and we have contributed approximately U.S.$2 million to the pension plan in 2004.

Profit Sharing Plan

     Pursuant to Brazilian federal law, companies operating in Brazil are required to share profits with employees beginning from fiscal year 1996. In 1996, we instituted a profit sharing plan for our employees in addition to providing health and life insurance, transportation, meals and training. Pursuant to the program, each employee’s share of profits is linked to our operational and financial results. Employees are eligible to receive payment of up to one month’s salary payable in February of each year. Part of the profit sharing payment relating to the income for that year is advanced in August. Payment is granted if defined goals set by management are achieved by the process or industrial unit in which the employee works and based on the individual performance of the employee. Several unions that represent our employees have agreed to this profit sharing plan.

E. Share Ownership

     As of December 31, 2004, the members of our board of directors and our officers, on an individual basis and as a group, directly own less than 1% of our preferred shares and none of our common shares. For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.” The following table lists the amount of shares held directly by each individual member of our board of directors or executive officer and their representative percentage relative to the total outstanding shares as of May 31, 2005:

	Common		Preferred

		Percentage of		Percentage of
		the Total		the Total
	Number of	Outstanding	Number of	Outstanding
	Shares	Shares	Shares	Shares

Board of Directors
José Roberto Ermírio de Moraes	0	0%	1	0%
Fábio Ermírio de Moraes	0	0%	1	0%
Clóvis Ermírio de Moraes Scripilliti	0	0%	1	0%
Carlos Ermírio de Moraes	0	0%	1	0%
José Luciano Penido (*)	0	0%	1(*)	0%

Executive Officers
José Luciano Penido(*)	0	0%	1(*)	0%
Francisco Fernandes Campos Valério	0	0%	3,000	0%
Luiz Carlos Ganzerli	0	0%	0	0%
Sérgio Marnio Gandra Vaz	0	0%	18	0%
Valdir Roque	0	0%	0	0%
José Maria de Arruda Mendes Filho	0	0%	15	0%
Antônio Sérgio Pinzan de Almeida	0	0%	0	0%

Total	0	0%	3,038	0%

__________

Source: Itaú Custódia.
(*) Mr.José Luciano Penido is part of both the Board of Directors and Executive Officers and he owns only 1 preferred share of VCP.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of May 31, 2005:

	Common		Preferred		Total

Shareholders	Shares	(%)	Shares	(%)	Shares	(%)

		(in million of shares, except percentages)
Votorantim Participações S.A.	94,022,846	88.95	3	0	94,022,849	49.07
Nova HPI Participações Ltda	11,679,604	11.05	0	0	11,679,604	6.10
Total Votorantim group	105,702,450	100.00%	3		105,702,453	55.17
BNDES Participações S.A	0	0	7,136,124	8.31	7,136,124	3.72
Treasury Stock	2	0	30,799	0.04	30,801	0.02
Public (Free Float)	0	0	78,744,120	91.65	78,744,120	41.10

Total	105,702,452	100.00%	85,911,046	100.00%	191,613,498	100.00%

     The ultimate beneficial owner, in each case, of more than 5% of our common shares through intermediate holdings companies is the Ermírio de Moraes family who, in the aggregate, beneficially owns 100% of our voting common shares. The Ermírio de Moraes family does not own any of our preferred shares. All holders of our voting common shares have the same voting rights. Each of our directors, other than José Luciano Duarte Penido , has material beneficial interests in trust holdings.

     In December 2003, BNDES Participações S.A. sold a substantial part of its participation, and Cimento Rio Branco S.A. and Optiglobo Comunicações S.A., companies of the Votorantim group, sold all of their respective participations, in a secondary offering of our preferred shares.

Votocel Filmes Flexíveis Ltda.

     Votocel Filmes Flexíveis Ltda. is a manufacturer and supplier of packaging film and is part of the Votorantim group and engages in the production and sale of bi-oriented polypropylene (B.O.P.P.) for packaging. Votocel is ultimately controlled by the Ermírio de Moraes family. In 2005, Votocel transferred the total amount of its shares of our stock to VPAR. As of May 31, 2005, VPar holds 89% of our voting shares and 49% of our total stock.

B. Related Party Transactions

     We have engaged in a number of transactions with related parties. For additional information regarding these transactions, see note 12 to our consolidated financial statements.

Distributions and Sales Outside of Brazil

     In 2002 and 2003, we sold approximately 56% and 17%, respectively, of our exports through Votorantrade, a member of the Votorantim group engaged in the sale and distribution of certain of the Votorantim group’s products, with offices in various locations throughout the world. In 2001 and 2002, part of our distribution was carried out through VCP Trading and VCP North America. In 2004 we sold all of our U.S.$498 million exports through VCP Overseas Holding KfT by VCP Trading and VCP North America.

Banco Votorantim S.A.

     We have entered into a number of financial transactions with or through Banco Votorantim S.A., or Banco Votorantim, a financial institution controlled by the Votorantim group and its affiliates. At December 31, 2004 we had approximately U.S.$336 million (of a total of U.S.$429 million) in deposits and hold-to-maturity investments with Banco Votorantim and U.S.$47 million in unrealized gains from cross-currency interest rate swap contracts with Banco Votorantim.

Votocel

     In January 2004, we entered into a service contract with Votocel pursuant to which we provide Votocel information technology and human resources services for a fee of R$2.4 million per year. The term of the contract is one year, renewable annually on terms to be negotiated by Votocel and us at the time of renewal. In May 31, 2005, we renewed this contract until December 31, 2005 adding a value of U.S.$ 1,8 million. We believe that this service contract is on terms that are fair and reasonable to us.

Guarantees

     At December 31, 2004, we guaranteed U.S.$370 million of debt of other members of the Votorantim group which pertains to the aggregate amount of debt issued in the international capital markets. In each case, the Outstanding guarantee amount at December 31, 2004 pertains to the amount of proceeds that were received by us and/or our subsidiaries on the Issue date. The remaining debt raised was received and also guaranteed by other members of the Votorantim group. The U.S.$ 370 million corresponding to VCP is made up of the following;

Primary obligor	Obligations	Date	Outstanding guarantee amount at December 31, 2004	Date of Expiration of guarantee	Beneficiary

	U.S.$ 400	December
Voto-Votorantim	million	1997			Noteholders
Overseas Trading	notes				and the
Operations I Limited	issuance		U.S.$ 200 million	June 27, 2005	trustee
	U.S.$ 250	July 2003
Voto-Votorantim	million				Noteholders
Overseas Trading	notes				and the
Operations II Limited	issuance		U.S.$ 125 million	June 28, 2005	trustee
	U.S.$ 300	January
Voto-Votorantim	million	2004			Noteholders
Overseas Trading	notes				and the
Operations III Limited	issuance		U.S.$ 45 million	January 23, 2014	trustee
Total			U.S.$ 370 million

     Each of the Primary Obligors listed above are special purpose companies established with the sole purpose of issuing debt. As such, upon maturity of the debt issued, which is also the Date of Expiraton of the guarantee, we will either repay lenders or seek to refinance the maturing debt.

     Personal guarantees of an owner of Hejoassu, our ultimate parent company, guaranteed U.S.$159 million of our debt with BNDES.

     We believe the other companies of the Votorantim group, whose debt we guarantee, are creditworthy and we do not expect to be called on to make payments on our guarantees. In addition, given our ability to obtain short-term financing, we do not believe that there is substantial risk of illiquidity even if we are called upon to make payments under our guarantees, individually or in the aggregate. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments and Contingencies” for a summary of the guarantees we provided in favor of other companies of the Votorantim group. For additional information on our commitments and contingencies, see note 14 to our audited consolidated financial statements.

Leases of Forest Land

     At December 31, 2004, we leased approximately 73,000 hectares of forestland, or approximately 64% of the land devoted to our forestry operations. Approximately 24,000 hectares of the planted area are leased from other companies of the Votorantim group (other than our subsidiaries). The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles. The lease payments are equivalent to 30% of the market prices of the wood produced on the property and are payable after each harvest, based on market prices.

BNDESPAR

     A shareholder of our preferred shares, BNDESPAR is a wholly owned subsidiary of BNDES, the Brazilian economic development bank owned by the Brazilian federal government. We have entered into a number of financing transactions with BNDES. At December 31, 2004, we had an aggregate of U.S.$159 million in outstanding loans to BNDES denominated in reais that we borrowed to fund expansion and modernization projects. The BNDES loans are secured by liens on land, equipment and property (including the Jacareí mill), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3% per annum on the principal amount and are indexed using the TJLP, a nominal long-term interest rate that includes an inflation factor. U.S.$27 million bear an interest rate of 12.93% (the UMBNDES Index). The UMBNDES Index is a weighted average rate based on the exchange rate of a basket of currencies, predominantly the U.S. dollar, held by BNDES. At December 31, 2004, the TJLP was fixed at 9.75%, and during 2004 averaged 9.8% per year. See Notes 11 and 12 to our consolidated financial statements.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações S.A. ("VEP"), VCP Florestal Ltda., St. Helen Holding III B.V., Normus Emprendimentos e Participações Ltda., Newark, VCP Overseas Holding KFT, VCP Terminanais Portuários S.A., VCP Export Finance Inc. (Cayman), VCP North America Inc. (United States of America) and VCP Trading N.V. (Netherlands Antilles), all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned affiliates, Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001 (Note 4) and our 50 percent owned affiliates, Voto - Votorantim Overseas Trading Operations N.V. ("VOTO I") and Voto - Votorantim Overseas Trading Operations II Limited ("VOTO II") are accounted for on the equity method.

A. Consolidated Statements and Other Financial Information

     See “Item 3—Key Information—Selected Financial Data” and “Item 18—Financial Statements.”

Legal Matters

     We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. These include general civil, tax and employee litigation and administrative proceedings. At December 31, 2004, we were defendants in 965 labor lawsuits filed by our former employees and former employees of our subcontractors and 104 civil proceedings. We believe that we will prevail in the majority of these lawsuits, and do not consider that, if decided against us, these proceedings individually or in the aggregate, will have a material adverse effect on us or in our financial condition. At December 31, 2004, our provisions for legal proceedings were

U.S.$104 million, of which U.S.$93 million related to tax disputes and approximately U.S.$11 million related to civil and labor proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions.

     On April 1, 2002, IHU-Instituto Ecológico de Defesa e Preservação do Meio Ambiente (Ecologic Institute for the Protection and Preservation of the Environment), a non-governmental organization, filed a public civil lawsuit seeking to suspend the licensing of our co-generation unit at the Jacareí mill, based on a legal prohibition as to the installation of thermal electric plants in that region. IHU was granted an injunction to stop the licensing. On May 13, 2002, however, at our request, the State Court of São Paulo suspended this injunction. On December 18, 2002, we obtained the licensing of installation of the co-generation with CETESB (government environmental entity). However, on April 2, 2003, the State Court of Justice reestablished the suspended injunction thus suspending the licensing process once again. On October 31, 2003, we appealed these decisions to the Supreme Court. Additionally, on March 27, 2003, the Public Prosecutor Office began an investigative proceeding to verify the legal possibility of installation of a co-generation plant in the city of Jacareí. This proceeding was denied and we entered with another proceeding. On May 12, 2005, the State Court of Justice homologated an agreement that allows the installation of the co-generation unit.

     On May 22, 2002, we (along with many other Brazilian companies) received a notice from the Central Bank requesting that we provide information regarding our remittances abroad to certain exporters of equipment imported by us. We responded to the Central Bank within the 30-day period with the information that was requested. In spite of this, the Central Bank issued a fine in the amount of U.S.$14 million. We presented our defense to the Central Bank to refute the payment of the fine, and we succeeded in the first hearing in 2005, but this lawsuit remains subject to appeal. We believe that our chances of success are high because we have the documents necessary to prove the transactions.

     We have instituted a number of legal proceedings in which we are seeking a refund or contesting the imposition of certain taxes. For example, on March 9, 1999, we filed a lawsuit against the change in the calculation of the PIS and Cofins. On April 5, 1999 and April 7, 1999, respectively, we obtained a favorable ruling to the challenge on the calculation. We are evaluating our chances of success in this lawsuit, because there has been no final decision by the Supreme Court on this matter. Therefore, we have been provisioning 90% of the total amount of the litigation.

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

Dividend Policy and Dividends

     General

     In order to determine the amounts available for dividend distribution, we are subject to the following procedures, established by the Brazilian corporate law. We must allocate 5% of our annual net income, determined in accordance with the requirements of the Brazilian corporate law, to a legal reserve until the legal reserve equals 20% of our share capital as of the end of the most recent fiscal year. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our other capital reserves, exceeds 30% of our capital. The legal reserve may be used only to offset any accumulated deficit or to increase our share capital and may not be distributed. At December 31, 2004, the legal reserve outstanding balance was R$147 million, equivalent to U.S.$55 million at the December 31, 2004 exchange rate.

     According to the Brazilian corporate law, after allocation of any amounts to the legal reserve, we may, subject to shareholders’ approval, make allocations from the remaining balance to a contingency reserve against future losses.

     At the end of each fiscal year, all shareholders are entitled to receive a mandatory dividend, also known as the mandatory distribution. For the mandatory distribution, we must distribute at least 25% of the net income after taxes, after deducting the accumulated losses and after deducting any amounts allocated to employee’s and management participation, and as reduced or increased, as the case may be, by the following amounts:

  the amount allocated to the legal reserve; and

  the amount allocated to the contingency reserve and any amount written off in respect of the contingency reserve accumulated in previous fiscal years.

     Under the Brazilian corporate law, the amount by which the mandatory distribution exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized income reserve and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which “net income” exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

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

     The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. The dividends we paid in 2004 relate to profits accounted up to December 31, 2003.

     Unappropriated retained earnings, as reported in our U.S. GAAP financial statements, represent retained earnings after appropriations specified in the Brazilian corporate law as described in the fourth paragraph under “General.” Unappropriated retained earnings in U.S. GAAP have no relevant impact on U.S. investors since the distributable earnings are those recorded in our books in accordance with Brazilian GAAP. The appropriated reserve balances in the U.S. GAAP financial statements at the balance sheet dates reflect the underlying Brazilian statutory accounts translated at historical exchange rates. The unappropriated retained earnings balance in the U.S. GAAP financial statements does not reflect amounts available for distribution. At December 31, 2004, in our legal books prepared in accordance with Brazilian GAAP, we had unappropriated retained earnings (sum of the accounts Reserve for Accumulated Financial Results (Reserva de Resultados Acumulados) and Reserve for Retained Earnings (Reserva de Lucros)) of R$1,224 million, equivalent to U.S.$461 million at the exchange rate at December 31, 2004. We had unappropriated retained earnings of U.S.$559 million at December 31, 2003 and U.S.$286 million at December 31, 2002 at the exchange rate at the referred dates. Unappropriated retained earnings as reported in accordance with Brazilian GAAP may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with Brazilian GAAP, unless the negative balance is reversed by releasing other reserves.

     The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses that are included in the results of operations determined under Brazilian GAAP and which affect the amount of unappropriated earnings available for distribution. At December 31, 2004, on a consolidated basis, we and our subsidiaries recorded under Brazilian GAAP foreign exchange losses (including gains from foreign currency swap contracts and excluding Aracruz’s foreign exchange gain on equity) of R$189,803 million (equivalent to U.S.$65 million at the average exchange rate for 2004).

     Mandatory distribution

     Under our by-laws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual dividend. The dividend must be distributed within 60 days of the annual shareholders’ meeting at which the distribution is approved, unless a shareholders’ resolution determines another date for distribution, which may not be later than the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, holders of preferred shares are not entitled to a fixed or minimum dividend, but have the right to receive dividend payments per share that are 10% greater than those paid to holders of common shares. The mandatory distribution is based on a percentage of adjusted net income, which may not be lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporate law permits, however, a public company to suspend the mandatory distribution of dividends if the board of directors report to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the Conselho Fiscal. The board of directors must file a justification for a dividend suspension with the CVM within five days of the date of the shareholders’ meeting. Profits not distributed by virtue of the suspension mentioned above must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits such payments. The rules regarding suspension apply to the holders of preferred shares and, consequently, to the holders of ADSs. The mandatory distribution may also be limited to the “realized” portion of net income, as described under “—General.” On December 3, 2003 we changed our dividend policy. For further information on the new policy, see “Dividend Policy.”

     Payment of dividends

     We are required by the Brazilian corporate law to hold an annual shareholders’ meeting by April 30 of each year at which, among other things, the shareholders have to decide on the payment of our annual dividend. Under the Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends (or interest payments as described under “—Additional payments on shareholders’ equity”) in respect of its shares, after which we will have no liability for such payments.

     We may prepare financial statements semiannually or for shorter periods. Our board of directors may declare a distribution of dividends based on the profits reported in semiannual financial statements. The board of directors may also declare a distribution of interim dividends based on profits previously accumulated or in profits reserve which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders’ meeting.

     In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The preferred shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which is the registered owner on the records of the registrar for our shares. The current registrar is Banco Itaú S.A. The depositary registers the preferred shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the preferred shares remitted outside Brazil.

     Payments of cash dividends and distributions, if any, are made in Brazilian reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. Under the current Brazilian corporate law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Item 10—Additional Information—Taxation—Certain Brazilian tax consequences.”

     Dividend policy

     The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common stock and will depend on many factors. These factors include our results of operations, financial condition, cash requirements, future prospects, our credit ratings, macroeconomic conditions and other factors deemed relevant by our shareholders. Our shareholders have historically acted on these matters at the recommendation of our board of directors. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributed to shareholders’ equity.

     On December 3, 2003, our board of directors approved a change in our dividend policy. Under the new policy, we intend to pay dividends and/or interest on equity based on 60% of “free cash flow.” “Free cash flow” is expected to be an amount equal to “EBITDA” minus “changes in working capital,” minus “income taxes” and minus “capital expenditures” and will be based upon our financial statements prepared in accordance with the Brazilian corporate law, Brazilian GAAP and the rules and regulations of the CVM and Bovespa. “EBITDA” means operating profit before financial expenses (income) and gains (losses) from certain investments accounted for by the equity method plus depreciation, amortization and depletion; “changes in working capital” means the net cash provided by (or used in) the decrease (increase) of current assets and the increase (decrease) of current liabilities; “income tax” means the income tax and social contribution effectively paid by us and “capital expenditures” means the net cash used in our capital expenditures, in each case as such items appear in the income statement and/or the statement of cash flows contained in our year-end financial statements prepared in accordance with the requirements of the Brazilian corporate law.

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

     Dividends

     The following table sets forth the dividends paid to holders of our capital stock since 1995. The amounts in the table below relate to cash dividends declared, which differ from the dividends reported in U.S. dollars in the statement of changes in shareholders’ equity in our consolidated financial statements due to translation effects recorded through to the date of dividend payment.

	Fiscal	Common shares	Preferred shares	Common shares(1)	Preferred shares(1)

First payment date	year	(in R$ per 1,000 shares)		(in U.S. dollars per 1,000 shares)

June 21, 2002	2001	2.3068	2.5375	0.8103	0.8913
June 20, 2003	2002	2.8555	3.1410	0.9884	1.0870
May 10, 2004	2003	5.9642	6.5606	1.8988	2.0887
November 5, 2004(2)	2004	1.9997	2.1997	0,7094	0,7804
May 13, 2005 (3)	2004	1.0400	1.1400	0,4208	0,4613

__________

(1)	Based on declared cash dividends translated to U.S. dollars at the exchange rate in effect on the first payment date and divided by the number of shares outstanding on the date the dividend was declared.

(2)	Correspond to payments made in advance attributed to 2004.

(3)	Dividends paid after reverse stock split (in R$ per share)

     The dividends we paid amounted to U.S.$34 million in 2002, U.S.$40 million in 2003 and U.S.$104 million in 2004.

     At our annual shareholders’ general meeting held on April 20, 2005, our shareholders approved the payment of dividends in the amount of approximately R$288 million (approximately U.S.$108 million), which represented approximately 39% of adjusted net income in reais for the year 2004, in accordance with the Brazilian corporate law. Holders of our preferred shares have the right to receive a dividend per share of 10% more than that paid to the common shares.

B. Significant Changes

     No significant changes or events have occurred after the close of the balance sheet date at December 31, 2004, other than the events already described in this annual report.

     For a summary of our announced unaudited financial results for the first quarter of 2004, see “Item 5A. Operation Results—Recent Developments.”

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     Before the offering of 7,920,000 ADS, on April 13, 2000, or the ADS Offering, there was no active public market for the ADSs. The ADSs are listed on the New York Stock Exchange under the trading symbol “VCP.” Our preferred shares trade on the São Paulo Stock Exchange under the symbol “VCPA4” (prior to December 3, 1999 we traded under the symbol “PSIM4”). At December 31, 2004, we had approximately 6,124 shareholders of record.

Market Price Information

     The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for 1,000 preferred shares on the São Paulo Stock Exchange. The table also sets forth, for the periods indicated, the reported high and low sales prices per ADS assuming that ADSs had been outstanding on such dates and translated into U.S. dollars, as from the second quarter of 2000, at the commercial market rate for the sale of U.S. dollars at the last day of each respective quarter. See “Item 3—Key Information—Selected Financial Data—Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below:

		Reais per 1,000		U.S. dollars
		Preferred Shares		per ADS

		High	Low	High	Low

2000:
	Annual	17,00	9,80	9,30	5,03

2001:
	Annual	17,30	10,00	7,10	4,50

2002:
	Annual	24,44	15,00	8,45	5,00

2003:
	First Quarter	27,08	23,20	7,88	6,40
	Second Quarter	26,00	19,20	8,20	6,53
	Third Quarter	32,40	21,80	11,16	7,68
	Fourth Quarter	36,78	28,78	12,82	9,76
	Annual	36,78	19,20	12,82	6,40

2004:	First Quarter	41,00	33,00	14,26	11,55
	Second Quarter	42,00	33,20	14,49	10,72
	Third Quarter	44,00	38,00	15,02	12,53
	Fourth Quarter	43,53	36,02	16,55	12,66
	Annual	44,00	33,00	16,55	10,72

Share price for the most recent six months:
	December 2004	43,53	40,05	16,55	14,76
	January 2005	43,70	36,21	16,40	13,35
	February 2005	40,71	37,00	15,65	14,39
	March 2005	40,97	34,49	15,21	12,70
	April 2005	35,80	26,56	13,50	10,49
	May 2005	30,81	27,00	12,33	10,92
	May 2005 (through May 23, 2005)	30,71	28,66	12,57	11,73

     On May 24, 2005, the last reported closing sale price for the preferred shares on the São Paulo Stock Exchange was R$28.61 per 1,000 preferred shares, equivalent to U.S.$11.99 per ADS translated at the exchange rate of R$2.42 per U.S.$1.00, the commercial market rate on that date.

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

B. Plan of Distribution

     Not applicable.

C. Markets

Trading on the São Paulo Stock Exchange

     Settlement of transactions conducted on the São Paulo Stock Exchange is effected three business days after the trade date. Delivery of, and payment for, shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearinghouse on the second business day following the trade date. The clearinghouse for the São Paulo Stock Exchange is Companhia Brasileira de Liquidação e Custódia, or CBLC.

     In order to better control volatility, the São Paulo Stock Exchange has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of these stock exchanges fall below the limits of 10% and 15%, respectively, in relation to the index registered in the previous trading session.

     The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At April 30, 2005, the aggregate market capitalization of the 385 companies listed on the São Paulo Stock Exchange was equivalent to approximately U.S.$335 billion, and the ten largest companies listed on the São Paulo Stock Exchange represented approximately 49% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. On April 30, 2005, we accounted for approximately 1% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

     Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation. See “Item 10—Additional Information—Memorandum and Articles of Association” and “Item 10—Additional Information—Exchange Controls.”

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetário Nacional, the National Monetary Council, and by the Central Bank, which has, among others, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

     Under the Brazilian corporate law, a corporation is either public (companhia aberta), such as we are, or closely held (companhia fechada). All publicly held companies, including us, are registered with the CVM and are subject to reporting requirements, in order to be allowed to have their securities offered to the public and to be listed in a Brazilian stock exchange. Our preferred shares are traded on the São Paulo Stock Exchange but may be traded privately subject to certain limitations or on the Brazilian over-the-counter market. The Brazilian over-the-counter market consists of direct trades in which a financial institution registered with the CVM serves as intermediary.

     We have the option to ask that trading in securities on the São Paulo Stock Exchange be suspended in anticipation of a material announcement. Trading may also be suspended at the initiative of the São Paulo Stock Exchange or the CVM based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to the inquiries by the CVM or the São Paulo Stock Exchange, among other reasons.

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

Differentiated Levels of Corporate Governance

     On November 14, 2001, we agreed to comply with heightened corporate governance and disclosure requirements established by the São Paulo Stock Exchange in order to qualify for a differentiated listing qualification as a company admitted to the “Level 1 of Corporate Governance Requirements.”

     To become a Level 1 company, an issuer must agree to (i) ensure that shares of the issuer representing 25% of its total capital are effectively available for trading; (ii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the issuer; (v) disclose any existing shareholders’ agreements and stock option plans; and (vi) make a schedule of corporate events available to the shareholders.

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

Majority of Independent Directors

     The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of the Brazilian Corporate Law and the CVM, we do not believe that our directors would be considered independent under the NYSE test for director independence.

     The Brazilian Corporate Law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting. All of our directors are elected by, and represent, our controlling shareholders.

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

Nominating/Corporate Governance Committee

     NYSE rules require that listed companies have a Nominating/Corporate Governance Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. We are not required under applicable Brazilian law to have a Nominating Committee/Corporate Governance Committee, and accordingly, to date, have not established such a committee. The directors are elected by our shareholders at a general shareholders’ meeting. Our corporate governance practices are adopted by the entire board.

Compensation Committee

     NYSE rules require that listed companies have a Compensation Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non-CEO compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a Compensation Committee. Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determination, the board reviews the performance of each executive officer and each of the goals they were supposed to achieve during the year.

Audit Committee

     NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee, or audit board in our case, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non-permanent Conselho Fiscal composed of three to five members who are elected at the general shareholders’ meeting. The Conselho Fiscal operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

     We have a permanent Conselho Fiscal that consists of three members and three alternates. The members of our Conselho Fiscal are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. In order to comply with the exemption requirements that allow our Conselho Fiscal to act as an audit committee pursuant to SEC rules, our Board of Directors approved the delegation to the Conselho Fiscal of certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter that delegates to the Conselho Fiscal the duties and responsibilities of a U.S audit committee to the extent permitted under Brazilian Corporate Law. For a further discussion of our Conselho Fiscal, see “Item 6C. Board Practices—Conselho Fiscal.”

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

Code of Business Conduct and Ethics

     NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we have recently amended our code of ethics to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules. We believe our code, as amended, substantially addresses the matters required to be addressed by the NYSE rules. A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics, see “Item 16 – Code of Ethics.”

Internal Audit Function

     NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Brazilian law does not require that companies maintain an internal audit function. However, as a best practice, we maintain an internal audit function, which is co-assisted by Deloitte Touche Tohmatsu in an outsourced partnership. Our internal audit function is under the supervision of the Chief Executive Officer, assuring the necessary independence and competence to assess the design of our internal control over financial reporting, as well as to test its effectiveness as required by Section 404 of the Sarbanes-Oxley Act of 2002.

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     Our by-laws are filed as Exhibit 1 to this annual report.

C. Material Contracts

Shareholders’ Agreement of Aracruz Celulose S.A.

     A subsidiary of ours became a party to the Aracruz shareholders’ agreement, along with BNDESPAR, the Lorentzen Group and the Safra Group. Under the shareholders’ agreement, our subsidiary will be entitled to appoint three directors to the Aracruz’s board, which currently consists of ten directors. The shareholders’ agreement, which expires in 2008, provides that the maximum number of shares of voting stock of Aracruz to be held by any party to the shareholders’ agreement may not exceed 28% of the total outstanding shares of voting stock. In addition, the shareholders’ agreement requires that each person or entity who acquires shares of voting stock of Aracruz from any of the parties to the shareholders’ agreement become a party to such agreement.

     On February 7, 2003, the Lorentzen Group and the Safra Group announced the signing of an agreement in which the Lorentzen Group and the Safra Group agreed that, until the termination of the existing Aracruz shareholders’ agreement, a sale by either party of its voting interest in Aracruz must be approved by the other party.

This new agreement provides that (i) neither party may take any action or omit to take any action which results in the extension or renewal of the existing shareholders’ agreement, and (ii) after May 11, 2008 (the date of termination of the existing shareholders’ agreement), (A) the sale by either party shall be subject to rights of first refusal by the other party and to “tag-along” rights (the right of a party to the agreement to sell on a pro-rata basis its shares if another party is selling shares) and (B) in the event of a sale by either of them to a third party, the purchaser must adhere to the provisions of the new agreement.

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

     For additional information on our material contracts, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

     Investors under Resolution No. 2,689 who do not reside in a “tax haven,” or a country that does not impose income tax or in which the maximum income tax rate is lower than 20%, are entitled to favorable tax treatment. See “—Taxation—Certain Brazilian Tax Consequences.”

     Resolution No. 1,927 provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved by the Central Bank and the CVM under Annex V, and we received final approval before the ADS Offering.

     An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. This electronic registration was carried on through the SISBACEN. Pursuant to the electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the preferred shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges the ADSs for preferred shares, the holder will be entitled to continue to rely on the Depositary’s electronic registration for only five business days after the exchange. Thereafter, a holder must seek to obtain its own electronic registration. Unless the preferred shares are held pursuant to Resolution No. 2,689 by a duly registered investor or a holder of preferred shares who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon the disposition of the preferred shares, or distributions with respect thereto. In addition, if the foreign investor resides in a tax haven jurisdiction or is not an investor registered pursuant to Resolution No. 2,689, the investor will also be subject to less favorable tax treatment.

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

     In the event of a capital increase that would maintain or increase the proportion of capital represented by preferred shares, the holders of preferred shares, except as described above, would have preemptive rights to subscribe to our newly issued preferred shares. You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and the ADS depositary determines to make the rights available to you. In the event of a capital increase that would reduce the proportion of capital represented by preferred shares, the holders of the preferred shares, except as described above, would have preemptive rights to subscribe for preferred shares in proportion to their shareholdings, and for common shares, only to the extent necessary to prevent dilution of their interest in their shares. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Preferred Shares and ADSs—You may not be able to exercise preemptive rights with respect to our preferred shares.”

Right of Withdrawal

     The Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest. Such right of withdrawal may be exercised by a dissenting or non-voting shareholder, including any holder of preferred shares, if a vote of at least 50% of voting shares authorize us:

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

  to reduce the mandatory distribution of dividends;

  to change our corporate purpose;

  to merge with another company (including if we are merged into one of our controlling companies) or to consolidate;

  to transfer all of our shares to another company or in order to make us a wholly owned subsidiary of such company, known as an incorporação de ações;

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

     In addition, in the event that the entity resulting from a merger, or incorporação de ações, a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal.

     Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. In the first two cases mentioned above, however, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30-day term is counted from the date the minutes of the special meeting are published. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

     The Brazilian corporate law allows companies to redeem their shares at their economic value as set forth in the Brazilian corporate law, subject to certain requirements. Because our by-laws currently do not provide that our shares be subject to withdrawal at their economic value, our shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders’ meeting.

     According to the Brazilian corporate law, in events of consolidation, merger, incorporação de ações, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares in question on the market. In these cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general stock index in Brazil or abroad, as defined by the Brazilian securities commission, and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

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

     This description does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. In particular, this summary deals only with U.S. holders that will hold preferred shares or ADSs as capital assets and does not apply to certain classes of U.S. holders, such as holders of 10% or more of our voting shares, financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis, persons holding preferred shares or ADSs as part of a “straddle,” “hedging transaction” or “conversion transaction,” and persons that have a “functional currency” other than the U.S. dollar.

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

Certain Brazilian tax consequences

     The following discussion, subject to the limitations therein, summarizes certain Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or by a holder of preferred shares with an investment in preferred shares registered with the Central Bank as a U.S. dollar investment (in each case, a “non-Brazilian holder”). It is based on Brazilian law as currently in effect, and, therefore, any change in such law may change the consequences described below. Each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

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

     The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, shall be considered a capital gain. On receipt of the underlying preferred shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below in “— Registered Capital.” However, if this non-Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

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

     Non-Brazilian holders are subject to income tax, at a rate of 20%, on gains realized on sales or exchanges in Brazil of preferred shares that occur on the Brazilian stock exchanges, unless such a sale is made by a non-Brazilian holder who is not a resident in a “tax haven” (as described below) and (1) such sale is made within five business days of the withdrawal of the preferred shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or (2) such sale is made under Resolution No. 2,689 by registered non-Brazilian holders who obtain registration with the CVM. In these two last cases, the gains realized are exempt from income tax. The gain realized from transactions on the Bovespa is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency, without any correction for inflation, of the shares sold. The gain realized as a result of a transaction that occurs other than on the Bovespa is the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both values in reais; there are grounds, however, to hold that the gain realized should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into Brazilian currency at the commercial market rate. There is no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution No. 2,689 will continue in the future or that it will not be changed in the future.

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

Interest attributed to shareholders’ equity

     Distribution of a notional interest charge attributed to shareholders’ equity in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, is subject to Brazilian withholding income tax at the rate of 15%. Such payments, subject to certain limitations, are deductible for Brazilian income tax and for social contribution purposes as long as the payment of a distribution of interest is credited to a shareholder’s account and approved at our general meeting of shareholders. Current Brazilian corporate law establishes that a notional interest charge attributed to shareholders’ equity can either be accounted for as part of the mandatory dividend or not. In case the payment of such interest is accounted for as part of the mandatory dividend, we would be required to pay an additional amount to ensure that the net amount received by the shareholders, after the income tax, is at least equal to the mandatory dividend. The distribution of interest attributed to shareholders’ equity would be proposed by our board of directors and subject to subsequent declaration by the shareholders at a general meeting.

Beneficiaries resident or domiciled in tax havens or low tax jurisdictions

     Law No. 9,779/99, in effect as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven, is subject to withholding income tax at a rate of 25%. Accordingly, if the distribution of interest attributed to shareholders’ equity is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%. Capital gains for gains realized are not subject to this 25% tax even if the beneficiary is a resident in a tax haven. A tax haven jurisdiction is considered to be any country or location, (i) which does not impose income tax or imposes income tax at a maximum rate lower than 20% or (ii) where internal legislation imposes restrictions on the disclosure of the shareholding composition or ownership of investments.

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

     Tax on bank account transactions (CPMF)

     As a general rule, financial transactions or CPMF tax is imposed on any removal of funds from accounts at banks. Transactions by the depositary or by holders of preferred shares that involve the transfer of Brazilian currency through Brazilian financial institutions will be subject to the CPMF tax. When non-Brazilian holders transfer the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF tax is imposed on the amount to be remitted abroad in Brazilian reais. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. The CPMF tax is generally imposed on bank account debits at a current rate of 0.38% . President Luis Inácio Lula da Silva has sent over to the Brazilian Congress a Proposal for Constitutional Amendment (PEC) No. 41 of 2003 as part of the Brazilian Tax Reform. According to such proposal, the assessment of CPMF was extended to December 31, 2007 at a 0.38% rate. In the event we perform any exchange transaction in connection with ADSs or preferred shares, we will be responsible for collecting the CPMF tax.

     Taxation of foreign exchange transactions (IOF/Câmbio)

     Pursuant to Decree No. 2,219 of May 2, 1997, IOF/Câmbio may be imposed upon the conversion of Brazilian currency into a foreign currency (e.g., for purposes of paying dividends and interest) and on the conversion of foreign currency into Brazilian currency. Except under specific circumstances, there is no current IOF tax on such conversions, but the Minister of Finance has the legal power to increase the rate to a maximum of 25% at any time, but only in relation to future transactions.

     Tax on bonds and securities transactions (IOF/Títulos)

     Law No. 8,894/94 created the Tax on Bonds and Securities Transactions (the IOF/Títulos), which may be imposed on any transactions involving bonds and securities, even if these transactions are performed on Brazilian stock, futures or commodities exchanges. The applicable rate for these transactions is currently 0%, although the executive branch may increase the rate up to 1.5% per day, but only with respect to futures transactions.

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

     The financial availability of the respective amounts of interest to the shareholders, withholding of income tax at source, was defined at the general shareholders’ meeting held on April 27, 2001. The interest on shareholders’ equity was paid on June 26, 2001.

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

Taxation of dividends

     Distributions with respect to the preferred shares or the ADSs (other than distributions in redemption of the preferred shares described in section 302(b) of the Code or in a liquidation of VCP) (including distributions of notional interest charges on shareholders’ equity) will, to the extent made from current or accumulated earnings and profits of VCP as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. Whether such current or accumulated earnings and profits will be sufficient for all such distributions on the preferred shares or ADSs to qualify as dividends for U.S. federal income tax purposes depends on the future profitability of VCP and other factors, many of which are beyond our control. To the extent that such a distribution exceeds the amount of VCP’s earnings and profits, it will be treated as a nontaxable return of capital to the extent of the U.S. holder’s adjusted tax basis in the preferred shares or ADSs, and thereafter as capital gain. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. Dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to:

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

     Subject to certain exceptions for short-term and hedged positions, the amount of dividends received by certain U.S. holders (including individuals) prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and may qualify as readily tradable on an established securities market in the United States so long as they are so listed, but no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not a PFIC, FPHC or FIC for United States federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year. However, because these determinations are based on the nature of our income and assets from time to time, as well as involving the application of complex tax rules, and since our view is not binding on the courts or the IRS, no assurances can be provided that we will not be considered a PFIC, FPHC, or

FIC for the current, or any past or future tax year. The potential application of the PFIC rules to our operations is further discussed below.

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

     Dividends received by most U.S. holders will constitute foreign source “passive income” or, in the case of some U.S. holders such as banks, “financial services” income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, the Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income). The rules with respect to foreign tax credits are complex and U.S. holders are urged to consult their tax advisors regarding the availability of foreign tax credit under their particular circumstances. The Internal Revenue Service, or IRS, has expressed concern that intermediaries in connection with depositary arrangements may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. persons who are holders of depositary shares. Accordingly, investors should be aware that the discussion above regarding the availability of foreign tax credits for Brazilian withholding tax on dividends paid with respect to preferred shares represented by ADSs could be affected by future action taken by the IRS.

     Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the U.S. Treasury Regulations under that section, the term “preferred stock” generally refers to stock which enjoys limited rights and privileges (generally associated with specified dividend and liquidation priorities), but does not participate in corporate growth to any significant extent. While the preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value; thus, it is not entirely clear whether the preferred shares will be treated as “preferred stock” or “common stock” within the meaning of section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of section 305, distributions to U.S. holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all our shareholders likely will not be treated as dividend income for U.S. federal income tax purposes. On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of section 305, then, in addition to being taxable on cash distributions as described above, a U.S. holder will be taxable on distributions of additional shares or preemptive rights (including amounts withheld in respect of any Brazilian taxes). In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

     Taxation of Capital Gains

     Deposits and withdrawals of preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

     Gain or loss realized by a U.S. holder on the sale, redemption or other disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. holder’s adjusted basis in the preferred shares or the ADSs and the amount realized on the disposition. Capital gains of individuals derived with respect to capital assets held for more than one year may be eligible for reduced rates of taxation. For example, for capital assets held for over one year and sold or exchanged on or after May 2, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). The deductibility of capital losses is subject to limitations. Any gain or loss realized by a U.S. holder will generally be treated as a U.S. source gain or loss.

     If a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs (see “— Brazilian Tax Consequences”), the amount realized by a U.S. holder will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian withholding tax. The availability of U.S. foreign tax credits for these Brazilian taxes and any Brazilian taxes imposed on distributions that do not constitute dividends for U.S. tax purposes is subject to various limitations and involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders are urged to consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

Passive Foreign Investment Companies

     If, during any taxable year of a non-U.S. corporation, 75% or more of the corporation’s gross income consists of certain types of “passive” income, or the average value during a taxable year of the “passive assets” of the corporation (generally assets that generate passive income) is 50% or more of the average value of all the corporation’s assets, the corporation will be treated as a PFIC under U.S. federal income tax law. If a corporation is treated as a PFIC, a U.S. holder may be subject to increased tax liability upon the sale of preferred shares or ADSs, or upon the receipt of certain dividends, unless such U.S. holder makes an election to be taxed currently on its pro rata portion of the corporation’s income, whether or not such income is distributed in the form of dividends, or otherwise makes a “mark-to-market” election with respect to the corporation’s stock as permitted by the Code. In addition, as discussed above, a U.S. holder would not be entitled to (if otherwise eligible for) the preferential reduced rate of tax payable on certain dividend income. As stated above, although no assurances can be given, based on our operations and business plans and the other items discussed above, we do not believe that we are currently a PFIC, and do not expect to become a PFIC for our 2004 taxable year.

Information Reporting and Backup Withholding

     Information reporting requirements will apply to dividends in respect of the preferred shares or ADSs or the proceeds received on the sale, exchange, or redemption of the preferred shares or ADSs paid within the United States (and, in some cases, outside of the United States) to U.S. holders other than some exempt recipients (such as corporations), and a 28% backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

F. Dividends and Paying Agents

     Not applicable.

G. Statements by Experts

     Not applicable.

H. Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. In addition, material we filed can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

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

General

     We use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and do not take into account the natural hedge provided by our exports in determining our hedging needs. We establish strict internal policies with respect to our currency exposure positions and revise these policies from time to time in response to new economic information on the macroeconomic environment in Brazil. The exposure to foreign currency risk is guided by closely monitored policies. We also invest in instruments linked to exchange variations.

     We also use cross-currency interest rate swap contracts to mitigate the volatility of foreign exchange rate fluctuations on our U.S. dollar-denominated debt. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of income in “Foreign exchange losses, net” in 2002, 2003 and 2004.

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

     After the currency devaluation in January 1999, we decided to reduce significantly our net exposure in U.S. dollars. At December 31, 2002, as a result of our entering into cross-currency interest rate swap contracts, our net exposure of our U.S. dollar denominated debt raised and payable in Brazil (which excludes the offshore debt which we expect will be settled through proceeds from our export sales) was a negative U. S. $39 million, indicating we were overhedged. At December 31, 2003, our offshore debt totaled approximately U.S.$501 million of our total foreign-currency denominated debt of approximately U.S.$1,006 million. At December 31, 2004, our offshore debt totaled approximately U.S.$298 million of our total foreign currency denominated debt of approximately U.S.$945 million. At present, we, along with other Brazilian companies, have limited sources of long-term financing denominated in reais. We believe we have access to a sufficient number of foreign-currency financing sources to meet our needs without resorting to more expensive real-denominated financing.

     Our foreign currency debt reflects a strategy to continue raising funds in U.S. dollars, and to invest the proceeds in investments bearing higher interest rates in the Brazilian market. We succeeded in lengthening the average maturity of our debt over time. The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 42% at December 31, 2003 and 40% at December 31, 2004.

Foreign currency risk

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities as of December 31, 2004 included borrowings denominated mainly in U.S. dollars. Our net foreign currency exposure (U.S. dollar-denominated debts less our cross-currency interest rate swap contracts in our U.S. dollar-denominated assets) was U.S.$8 million (liabilities were higher than assets) at December 31, 2004 compared to U.S.$47 million at December 31, 2003. As of December 31, 2004, approximately 75% (61% in 2003) of our cash, cash equivalents and held-to-maturity investments were denominated in U.S. dollars. Our sales outside of Brazil are largely U.S. dollar-denominated, while sales of pulp within Brazil are denominated in reais but based on U.S. dollar prices, with most of our operating costs being denominated in reais. Our cross-currency interest rate swap contracts partially mitigate the exposure arising from our U.S. dollar-denominated debt. We evaluate the macroeconomic situation and its impact on our financial position on a weekly basis.

     The specific foreign currency risks which have caused us to enter into swap contracts to protect ourselves against a possible devaluation of the real were associated with the exposures generated by our U.S. dollar-denominated (short- and long-term) debt. The contracts mitigate against these risks by committing the counterparties and ourselves to positions in foreign currency, thereby offsetting, to the extent of these contracts, the effects of currency fluctuations on our foreign currency debts. The management of our net exposure position takes into account a number of current and projected economic factors and market conditions. At December 31, 2003 and 2004, the notional amounts of our outstanding foreign currency swap contracts were U.S.$214 million and U.S.$259 million, respectively, and their fair values were U.S.$47 million and U.S.$51 million, respectively. The weighted average pay rates on our outstanding foreign currency swap contracts are floating rate-based on the Certificado de Depósito Interbancário, or CDI. The fair values of our cross-currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts.

     The table below provides information on our debt outstanding as of December 31, 2004. The amounts have been translated into U.S. dollars based on the exchange rate prevailing on December 31, 2004, as determined by the Central Bank (R$2.6544 for U.S.$1.00), as of December 31, 2004.

	Expected maturity date
	2005	2006	2007	After	Total
				2007
	(U.S.$ in
	millions)
Short-term debt:
Reais
U.S. dollars
		79			79
Total short-term debt
(including current portion
of long-term debt)

Long-term debt:
Reais
	29	29	29	44	131
U.S. dollars
	268	24	34	409	735
Total long-term debt
		53	63	453	866
Total
	376	53	63	453	945

     We incurred most of this debt mainly to mitigate our risk in relation to the position of the interest rate differentials between real-denominated financial instruments (cash and cash equivalents and held-to-maturity investments) and our foreign currency export credits and to finance the acquisition of Ripasa in a venture with Suzano Bahia Sul Celulose e Papel. See “Item 5—Operating and Financial Review and Prospects—Liquidity and capital resources—Capital expenditures.” We believe that, given our level of assets and resources, we should have sufficient cash and sources of working capital to meet our debt service.

     On December 31, 2004, the carrying value of our U.S. dollar-denominated short-term debt was U.S.$79 million and our U.S. dollar- and real-denominated long-term debt, including the current portion, was U.S.$1,114 million.

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

  immediately for commodity products, such as pulp and uncoated wood-free paper;
  with a relatively short lag for coated papers, due to the sale of imported products in the domestic market; and
  with some lag for other specialty papers with limited exposure to external factors.

The percentage of our debt subject to fixed and floating interest rates is as follows:

	As of December 31,

	2004	2003

Floating rate debt:
• Denominated in U.S. dollars	85%	85%

• Denominated in reais	4%	4%

Subtotal	89%	89%

Fixed rate debt:

• Denominated in U.S. dollars	11%	11%

Subtotal	11%	11%

Total	100%	100%

     Our cross-currency interest rate swap contracts are effected to mitigate the potential foreign currency exchange losses which would be generated by our U.S. dollar-denominated liabilities in the event of a devaluation. We make our export sales in U.S. dollars, which helps us to mitigate potential losses in the event of a devaluation.

Interest rate risk

     Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank. On December 31, 2003, the TJLP was fixed at 11%, and during 2003 averaged 11.5% per year. At December 31, 2004, the TJLP was fixed at 9.75% and during 2004 averaged 11% per year.

     The interest rate on our cash, cash equivalents and held-to-maturity investments denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

     The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2004.

	Expected maturity date
	2005	2006	2007	After 2007	Total	Fair value(1)
	(U.S.$ in millions)
Assets:
Cash and cash equivalents denominated	1				1	1
in reais
Cash and cash equivalents denominated	150				150	150
in U.S. dollars

Held-to-maturity investments	6				6	6
denominated in reais
Held-to-maturity investments	63	60	0	149	272	363
denominated in U.S. dollars
Total cash, cash equivalents and	220	60	0	149	429	520
held-to-maturity investments

Liabilities:

Short-term debt:
Floating rate, denominated in U.S.
dollars

Floating rate, denominated in reais	79				79	79

Total short-term debt	79				79	79
Long-term debt:
Floating rate, denominated in U.S.					0
dollars

Fixed rate, denominated in U.S. dollars	268	24	34	409	735	735

Floating rate, denominated in reais	29	29	29	44	131	59

Total long-term debt		53	63	453	866	873
Total debt	376	53	63	453	945	952
________________________________________
(1)	The methodology used to determine the fair value included in the table above is described in note 13 to our audited consolidated financial statements.

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

     At December 31, 2004, all swap transactions were conducted with Banco Votorantim and refer to reais-to-U.S. dollar swap contracts. Our swap activities are contracted specifically to fulfill our needs. See note 12 to our audited consolidated financial statements.

     The table below provides information about our cross-currency interest rate swap contracts:

					As of December 31, 2004
	Expected maturity date
	2005	2006	2007	After 2007	Total	Unrealized gains and Fair Value of assets (liabilities)(1)	Average paying rate in reais	Average receiving rate

Cross-currency interest rate
swap contracts notional
amount

U.S. dollars to reais	43				43	15	100% of Brazilian	11.3% per year
							Interbank Interest
							Rate

Reais to U.S. dollars	0		150	64	214	31	14.61% per year	106% of Brazilian
								Interbank Interest Rate

Yen to U.S. dollars				45	45	1	4.25% per year	7.92% per year
________________________________________
(1)	The methodology used to determine the fair value included in the table above is described in note 13 to our audited consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None .

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     On April 27, 2005 we appointed an “audit committee financial expert”, with the institution of a permanent Conselho Fiscal.

ITEM 16B. CODE OF ETHICS

     Our board of directors has adopted a code of ethics that applies to the members of our financial department, including our chief executive officer, our chief financial officer and our chief accounting officer. No waivers, either explicit or implicit, of provisions of the code of ethics were granted to our chief executive officer, chief financial officer or chief accounting officer in 2004. A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.

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

  compliance with applicable governmental laws, rule and regulations; and

  the prompt internal reporting of violations of the code of the appropriate person or persons identified in the code.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2004, 2003 and December 31, 2002.

	Year Ended December 31,

	2004	2003	2002

	(in thousands of U.S. dollars)

Audit Fees	U.S.$ 246	U.S.$107	U.S.$108
Audit-Related Fees(1)	29	199	29
All Other Fees	74	5	79
Total	U.S.$ 349	U.S. $311	U.S.$216
________________________________________
(1)	Includes fees charged in connection with the review of the income tax declaration of Votorantim Celulose e Papel S.A.

Audit Fees

     Audit fees in 2004, 2003 and 2002 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements and for the review of our financial information included in this annual report on Form 20-F, reviews of quarterly financial statements and statutory audits of our subsidiaries.

Audit-Related Fees

     Audit-related fees in 2004, 2003 and 2002 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with analysis of compliance by us of Sarbanes-Oxley provisions and assurances and services related to audits performed in connection with public offerings of our shares.

Tax Fees

     We did not pay any tax fees in 2004, 2003 and 2002.

All Other Fees

     The aggregate of all other fees, other than those described above billed by PricewaterhouseCoopers Auditores Independentes in 2004, 2003 and 2002 were related to risk management advice and analysis or review of business plan or planning processes (but not design or implementation thereof).

Pre-Approval Policies and Procedures

     Our Board of Directors approves all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our board of directors in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2004, 2003 and 2002 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we must comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower our Conselho Fiscal to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A- 3(c)(3). In our assessment, our Conselho Fiscal will be able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act of 2002 and to satisfy the other requirements of Exchange Act Rule 10A-3. For a further discussion of our Conselho Fiscal and the audit committee exemption, see “Item 6C. Board Practices—Conselho Fiscal.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2004, neither we nor any affiliated purchaser purchased or repurchased any of our equity securities.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of
Independent Registered Public Accounting Firm:

     Aracruz - Report of Independent Registered Public Accounting Firm

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

2.1*
Indenture, dated June 27, 1997, among Voto-Votorantim Overseas Trading Operations N.V., as issuer, The Chase Manhattan Bank, as trustee, registrar, transfer agent and paying agent, and S.A. Indústrias Votorantim, Votorantim Celulose e Papel S.A., Celpav Celulose e Papel Ltda., and Companhia de Cimento-Portland Gaúcho, as guarantors.

2.2+
First Supplemental Indenture dated as of June 27, 2002 to the Indenture dated as of June 27, 1997 among Voto-Votorantim Overseas Trading Operations N.V., as issuer, Votorantim Participações S.A., Votorantim Celulose e Papel S.A. and Cimento Rio Branco S.A., as guarantors, and JPMorgan Chase Bank, as trustee.

2.3+
Indenture, dated July 28, 2003, among Voto-Votorantim Overseas Trading Operations II Limited, as issuer, JPMorgan Chase Bank, as trustee, JPMorgan Chase Bank, London Branch and J.P.Morgan Chase Bank Luxembourg S.A., as paying agents, J.P.Morgan Trust Bank Ltd., as principal paying agent, and Votorantim Participações S.A., Votorantim Celulose e Papel S.A., and Cimento Rio Branco S.A., as guarantors.

2.4+
Indenture, dated January 23, 2004, among Voto-Votorantim Overseas Trading Operations III Limited, as issuer, The Bank of New York, as trustee, The Bank of New York, as transfer agent, paying agent and registrar, The Bank of Tokyo-Mitsubishi Ltd., London Branch, as principal paying agent, and Votorantim Participações S.A., Votorantim Celulose e Papel S.A., Cimento Rio Branco S.A., and Companhia Níquel Tocantins, as guarantors.

3.3+	Terms of Adhesion to the Shareholders’ Agreement of Aracruz Celulose S.A., dated November 1, 2001.

4.1*†	Technology Transfer Agreement, dated September 1, 1989, between Kanzaki Paper Mfg. Co., Ltd. and Indústrias de Papel Simão S.A.

4.2*†	Second Amendment Agreement to Technology Transfer Agreement, dated October 4, 1999, between New Oji Paper Co., Ltd. and Indústrias de Papel Simão S.A.

4.3*†	Second Addendum to the Industrial Technology License Agreement, dated as of October 4, 1999, between the Registrant and Oji Paper Co., Ltd.

4.4*	Agreement, dated December 29, 1999, between the Registrant and Maspha Comercial Ltda.

4.5+	Loan Agreement, dated October 29, 2001, among POBT Bank and Trust Limited, Newark Financial Inc. and VCP.

4.6+	Offshore Export Prepayment Agreement No. G-5261/01, dated October 29, 2001, between ABN Amro Bank N.V. and Newark Financial Inc.

4.7+
Export Finance Agreement dated as of October 29, 2001 by and between VCP Exportadora e Participações S.A., Votorantrade N.V., S.A. Indústrias Votorantim, Citrovita Agroindustrial Ltda., Cia. Nitroquímica Brasileira, Cia. Níquel Tocantins, Votorantim Celulose e Papel S.A., Votocel Filmes Flexíveis Ltda., Votorantim Mineração e Metalúrgica Ltda. and Cia. Mineira.

4.8+
Credit Agreement, dated as of May 23, 2002 in the amount of U.S. $380 million, among Newark Financial Inc., VCP Exportadora e Participações S.A., Votorantim Celulose e Papel S.A., VCP Trading N.V., VCP North America Inc., certain lenders, ABN Amro Bank N.V. and The Bank of New York.

4.9+	Credit Agreement, dated as of September 23, 2002 in the amount of U.S. $203 million, between St.

Exhibit
Number	Description
Helen Holding III Ltd. and ABN Amro Bank N.V.

4.10+
Amended and Restated Credit Agreement, dated as of May 23, 2002, as amended and restated as of April 26, 2004 in the amount of U.S. $380 million, among Newark Financial Inc., VCP Exportadora e Participações S.A., Votorantim Celulose e Papel S.A., VCP Trading N.V., VCP North America Inc., certain lenders, ABN Amro Bank N.V. and The Bank of New York.

6+	See Note 2(j) to our financial statements for information explaining how earnings per share information was calculated.

8+	See Note 2(b) to our financial statements for information regarding our subsidiaries.

11.1+	English translation of Code of Ethics.

12.1	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer.

12.2	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Financial Officer.

13.1	Section 130 Certification of Chief Executive Officer.

13.2	Section 130 Certification of Chief Financial Officer.
____________________________________
*	Incorporated herein by reference to our registration statement on Form F-1 (No. 333-11766).
**	Incorporated herein by reference to our registration statement on Form F-6 (No. 333-84964).
+	Portions of the exhibit have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.
+	Previously filed.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VOTORANTIM CELULOSE E PAPEL S.A.

By:

Name: Valdir Roque
Title: Chief Financial Officer

By:

Name: José Luciano Duarte Penido
Title: Chief Executive Officer

Date: June 30, 2005

Votorantim Celulose e Papel S.A.
Consolidated Financial Statements
as at December 31, 2004 and 2003,
and for the Three Years
Ended December 31, 2004
and Report of Independent
Registered Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements as at and for the year ended December 31, 2004, of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 243 million at December 31, 2004 and for which the equity gain, included in net income, totaled US$ 28 million for the year then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Aracruz Celulose S.A., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

PricewaterhouseCoopers	São Paulo, Brazil
Auditores Independentes	January 18, 2005

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheet at December 31
Expressed in millions of U.S. dollars, except number of shares

Assets	2004	2003

Current assets
Cash and cash equivalents	151	290
Held-to-maturity investments	69	106
Trade accounts receivable, net	175	151
Inventories	130	97
Recoverable taxes	49	35
Other	13	11

	587	690

Investment in affiliates, including goodwill	249	245
Property, plant and equipment, net	1,443	1,202

Other assets
Held-to-maturity investments	209	197
Unrealized gains from cross currency interest rate swaps	47	51
Deferred income tax	43	26
Other	66	57

	365	331

	2,644	2,468

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheet at December 31
Expressed in millions of U.S. dollars, except number of shares		(continued)

Liabilities and shareholders' equity	2004	2003

Current liabilities
Trade accounts payables	45	36
Short-term debt	79	48
Current portion of long-term debt	297	431
Payroll, profit sharing and related charges	15	13
Income taxes	18	8
Other	19	24

	473	560

Long-term liabilities
Long-term debt	569	667
Accrued liabilities for legal proceedings	104	56

	673	723

Commitments and contingencies (Note 14)

Shareholders' equity
Preferred shares, no par value, 280,000,000 shares authorized,
85,911,046 shares issued and outstanding at December 31, 2004 and 2003	785	553
Common shares, no par value, 140,000,000 shares authorized,
105,702,452 shares issued and outstanding at December 31, 2004 and 2003	1,053	767
Additional paid-in capital	29	29
Treasury shares, at cost, 2004 - 157,200 preferred shares;
2003 - 7,900 preferred shares.	(2)	(1)
Appropriated retained earnings	60	46
Unappropriated retained earnings	440	773
Accumulated other comprehensive deficit
Net unrealized loss on available-for-sale securities of affiliates		(1)
Cumulative translation adjustment	(867)	(981)

	1,498	1,185

	2,644	2,468

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statement of Income
Expressed in millions of U.S. dollars, except number of shares

	2004	2003	2002

Net operating revenue
Domestic sales (net of sales taxes: 2004 - US$ 119;
2003 - US$ 123 and 2002 - US$ 109)	512	443	410
Export sales (including related party sales: 2003 - US$ 58;
2002 - US$ 119)	498	373	199

	1,010	816	609

Operating costs and expenses
Cost of sales	518	421	329
Selling and marketing	121	82	58
General and administrative	40	33	30
Other operating expenses, net	6	12	15

	685	548	432

Operating profit	325	268	177

Non-operating income (expense)
Financial income	40	65	73
Financial expense	(69)	(71)	(59)
Foreign exchange gain (loss), net	12	(14)	(11)

	(17)	(20)	3

Income before taxes on income and equity in affiliates	308	248	180

Current income tax expense
Domestic	(47)	(37)	(24)
Foreign	(6)	(3)
Deferred income tax benefit (expense)	17	17	34

Income before equity in affiliates	272	225	190

Equity gain (loss) of affiliates	31	19	(121)

Net income	303	244	69

Votorantim Celulose e Papel S.A.

Consolidated Statement of Income
Expressed in millions of U.S. dollars, except number of shares			(continued)

	2004	2003	2002

Net income applicable to preferred shares	143	115	32
Net income applicable to common shares	160	129	37

Net income	303	244	69

Basic and diluted earnings - in U.S. dollars
Per preferred share or ADS	1.67	1.34	0.38
Per common share	1.51	1.22	0.35

Weighted average number of shares outstanding (thousand)
Preferred	85,773	85,510	85,107
Common	105,702	105,702	105,702

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statement of Cash Flows
Expressed in millions of U.S. dollars

	2004	2003	2002

Cash flows from operating activities
Net income	303	244	69
Adjustments to reconcile net income to cash provided by
operating activities
Unrealized foreign exchange (gain) loss, net	(12)	14	11
Equity gain in affiliates	(31)	(19)	(15)
Goodwill impairment of affiliates			136
Deferred income tax	(17)	(17)	(34)
Depreciation and depletion	89	72	51
Loss on disposal of property, plant and equipment	5	7	17
(Increase) decrease in assets and liabilities
Trade accounts receivable	(17)	5	28
Inventories	(21)	(28)	(16)
Other assets	(15)	(3)	(43)
Liabilities	(29)	(37)	(19)

Net cash provided by operating activities	255	238	185

Cash flows from investing activities
Purchases of held-to-maturity investments	48	55	49
Dividends and interest on equity received	22	13	8
Acquisition of property, plant and equipment	(218)	(165)	(317)

Net cash used in investing activities	(148)	(97)	(260)

Cash flows from financing activities
Short-term debt	42	(28)	(13)
Long-term debt
Third parties
Issuances	347	364	928
Repayments	(558)	(420)	(683)
Related parties
Issuances	46	163	63
Repayments	(30)	(8)	(227)
Sales (acquisition) of treasury shares	(1)	8	2
Dividends paid	(104)	(40)	(34)

Net cash provided by (used in) financing activities	(258)	39	36

Votorantim Celulose e Papel S.A.
Consolidated Statement of Cash Flows
Expressed in millions of U.S. dollars			(continued)

	2004	2003	2002

Effect of exchange rate changes on cash
and cash equivalents	12	20	(43)

Net increase (decrease) in cash and cash equivalents	(139)	200	(82)

Cash and cash equivalents at beginning of year	290	90	172

Cash and cash equivalents at end of year	151	290	90

Supplemental cash flow information
Cash paid during the year for
Income tax	34	31	19
Interest	61	59	54
Non-cash transactions
Acquisition of property, plant and equipment financed
by suppliers		2	4

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders' Equity
Expressed in millions of U.S. dollars, except number of shares

	2004	2003	2002

Preferred shares
At beginning of year	553	553	553
Transferred from unappropriated retained earnings	232

At end of year	785	553	553

Common shares
At beginning and end of year	767	767	767
Transferred from unappropriated retained earnings	286

At end of year	1,053	767	767

Additional paid-in-capital
At beginning of year	29	24	23
Gain on sale of treasury shares		5	1

At end of year	29	29	24

Treasury shares
At beginning of year	(1)	(4)	(6)
Preferred shares sold (2004 - 114,500; 2003 - 713,600
and 2002 - 455,500)	1	3	2
Preferred shares purchased (2004 - 263,800)	(2)

At end of year	(2)	(1)	(4)

Appropriated retained earnings
At beginning of year	46	31	27
Transferred from available-for-sale			1
Transferred from unappropriated retained earnings	14	15	3

At end of year	60	46	31

Unappropriated retained earnings
At beginning of year	773	584	518
Net income	303	244	69
Transferred to preferred shares	(232)
Transferred to common shares	(286)
Transferred to appropriated retained earnings	(14)	(15)	(3)
Dividends
Preferred	(49)	(19)
Common	(55)	(21)

At end of year	440	773	584

F-9

Votorantim Celulose e Papel S.A.
Consolidated Statement of Changes in Shareholder's Equity
Expressed in millions of U.S. dollars, except number of shares			(continued)

	2004	2003	2002

Net unrealized loss on available-for-sale securities of affiliates
At beginning of year	(1)	(1)
Transferred to results of operations (retained earnings)	1		(1)

At end of year		(1)	(1)

Cumulative translation adjustments
At beginning of year	(981)	(1,187)	(775)
Gain (loss) for the year	114	206	(412)

At end of year	(867)	(981)	(1,187)

Shareholders' equity at end of year	1,498	1,185	767

Comprehensive income (loss)
Net income	304	244	69
Loss in affiliate's available-for-sale securities			(1)
Translation adjustments	114	206	(412)

Comprehensive income (loss)	418	450	(344)

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

1	Operations

Votorantim Celulose e Papel S.A. (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

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

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol "VCPA4." Our American Depositary Shares ("ADSs") are traded on the New York Stock Exchange under the symbol "VCP". Each ADS represents one of our preferred shares. On December 11, 2003 the BNDES Participações S.A. - BNDESPAR sold 18,791,305 ADS (or equivalent in preferred shares) and several Votorantim group companies together sold 4,251,990 ADS (or equivalent in preferred shares) in a global offering.

2	Significant Accounting Policies

(a) Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting practices generally accepted in Brazil ("Brazilian GAAP") as filed with the Comissão de Valores Mobiliários (Brazilian Securities Commission or "CVM"), or for other statutory purposes in Brazil.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

(b)	Translation of financial statements

We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation". Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2004 - US$ 1.00 : R$ 2.6544; December 31, 2003 - US$ 1.00 : R$ 2.8892; December 31, 2002 - US$ 1.00 : R$ 3.533).

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

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações S.A. ("VEP"), VCP Florestal Ltda., St. Helen Holding III B.V., Normus Emprendimentos e Participações Ltda., Newark, VCP Overseas Holding KFT, VCP Terminanais Portuários S.A., VCP Export Finance Inc. (Cayman), VCP North America Inc. (United States of America) and VCP Trading N.V. (Netherlands Antilles), all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned affiliates, Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001 (Note 4) and our 50 percent owned affiliates, Voto - Votorantim Overseas Trading Operations N.V. ("VOTO I") and Voto - Votorantim Overseas Trading Operations II Limited ("VOTO II") are accounted for on the equity method.

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

Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing etc.) and on-going development costs are capitalized as incurred. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning in 2001 we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest.

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

We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of sales returns of US$ 6 in 2004 (US$ 8 in 2003 and US$ 7 in 2002). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income. Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

Paper - domestic market: Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer's carrier (Incoterms FOB) or premises (Incoterms CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers, and represented approximately 21% of our domestic

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

sales in 2004 (2003 - 22%; 2002 - 21%). Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 360 days.

We estimate that for 2004, 2003 and 2002, an average of approximately 2% of our total number of regular domestic customers (approximately 22%, 21% and 22%, respectively, of total domestic sales value) obtained our guarantee for their loans.

Paper - export market: export orders are normally met by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer, that is, the Company delivers the goods, cleared for export to the carrier nominated by the buyer at the named place. Incoterms CIF and Incoterms FOB terms determine timing of revenue recognition.

Pulp - domestic market: in 2004 none of our customers were qualified for sales through our vendor program (2003 - one; 2002 - four), credit terms of up to 270 days were extended by the bank. Remaining sales are primarily under credit terms which do not exceed 30 days. Revenue recognition is consistent with that applied to paper sales.

Pulp - export market: all export orders are normally satisfied by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. Exports to Asia are on a cost and freight basis with a named port of destination.

Research and development expenses are charged to expense as incurred and totaled approximately US$ 1 in each of 2004, 2003 and 2002. Start-up expenses of new facilities and restructuring charges are also directly expensed.

Shipping and handling costs are charged to selling and marketing expenses and totaled approximately US$ 76, US$ 52 and US$ 29 in 2004, 2003 and 2002, respectively.

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

Following the reverse stock split of our shares and ADSs on October 18, 2004 (Note 18), we have retroactively adjusted all shares and ADS data to take account of the reverse split.

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

(n)	Employee benefits and other related matters

In March 2000 we launched a defined contribution plan which provides pension and post- retirement benefits (Note 20). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective- bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

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

The Financial Accounting Standards Board ("FASB"), recently issued a number of Statements of Financial Accounting Standards and interpretations; neither of the standards or interpretations described below had a material impact on the financial position and results of operations of the Company.

. SFAS 150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 became effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities.

. In January 2003, the FASB issued Interpretation No. 46 (FIN 46R) - Consolidation of Variable Interest Entities. FIN 46R provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. We are not the primary beneficiary of our investments in our special purpose financing companies (Note 11) which qualify as variable interest entities under FIN 46R as these entities were designed by our controlling shareholders.

The following Standards and interpretations will be effective in the near future although, upon adoption, management does not expect they will significantly affect the financial statements:

. SFAS No. 151 - "Inventory Costs" was issued in November 2004 and deals with inventory pricing. The Statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs might be considered to be so abnormal, under certain circumstances, as to require treatment as current period charges. The provisions of this Statements will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively.

. SFAS No. 153 - "Exchanges of Nonmonetary Assets" was issued in December 2004 and eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

. SFAS No. 123R - "Share-Based Payment" was issued in December 2004 and sets accounting requirements for "share-based" compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. This Statement will require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. For public entities, this Statement is effective for the first interim period beginning after June 15, 2005. The Company does not currently provide any share-based payments to employees or non-employees.

. Emerging Issues Task Force - EITF Issue 03-1-1 issued in September 2004 delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Paragraphs 10-20 of EITF Issue No. 03-1 give guidance on how to evaluate and recognize an impairment loss that is other that temporary.

4	Acquisition of Affiliate

(a)	Prospective acquisitions

On November 10, 2004, VCP signed an agreement to acquire an interest in Ripasa S.A. Celulose e Papel ("Ripasa") through a venture to be formed with Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"). The venture will grant VCP and Suzano equal rights and responsibilities including equal direct or indirect holdings in the capital of Ripasa. The transaction is subject to the review and approval of the Brazilian antitrust authorities.

The shares will be acquired as follows:

(i)	111,417,366 common shares and 35,988,899 preferred shares of Ripasa, representing 66.67% of the voting stock and 39.77% of the total stock, will be acquired and paid for by March 31, 2005 for the Reais equivalent of US$ 480.

(ii)	The venture has a call option to acquire 55,708,684 common shares and 17,450,639 preferred shares of Ripasa, representing 33.33% of the voting stock and 19.74% of the total stock starting on the fifth anniversary of the closing date, and during one year for the Reais equivalent of US$ 240. The shareholders of Ripasa who are party to the agreement have a put option to require the venture to acquire all their common and preferred shares for a period of five years from the closing date. Presently, 1,302,865 common shares and 5,007,587 preferred shares held by the shareholders of Ripasa party to the agreement are restricted as to sale.

Following a restructuring of Ripasa, the remaining minority shareholders are expected to be issued a tender offer to exchange their shares for shares of VCP and Suzano.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

b)	Consummated acquisitions

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

Aracruz's condensed balance sheet and statement of operations at December 31 are as follows:

	2004	2003

Currents assets	833	743
Property, plant, and equipment, investments in affiliated
company and other assets	2,697	2,712
Current liabilities	275	514
Long-term debt (long-term portion)	1,223	979
Other long-term liabilities	218	161
Shareholders' equity	1,814	1,801

Net sales	1,167	1,003
Operating income	357	307
Net income	227	148

Our share of the distributable retained earnings of Aracruz are restricted to the equivalent of US$ 60 at December 31, 2004. Dividends and interest on equity received from Aracruz during 2004, totaled US$ 22 (2003 totaled US$ 13).

Pursuant to APB 18, a goodwill impairment provision was determined based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002, of US$ 136 (gross of deferred income tax effects of US$ 46) and was charged directly to income ("Equity gain (loss) of affiliates"). The deferred tax effect is included in "Deferred income tax benefit". At December 31, 2004, Aracruz ADSs traded at US$ 37.10.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

5	Income Taxes

For 2004, 2003 and 2002 Votorantim Celulose e Papel S.A. (parent company) elected to calculate and pay income taxes based on the provisions of REFIS, an alternate tax regime, whereas its subsidiaries are assessed based on adjusted pretax income.

Generally, income taxes in Brazil include federal income tax and social contribution for which the composite statutory tax rate was 34% for 2004, 2003 and 2002.

(a)	Income tax analysis
The statutory rate applied to income before taxes is reconciled to income tax expense as follows:

	2004	2003	2002

Income before income taxes	308	248	180

Income tax expense at statutory tax rate - 34%	(105)	(84)	(61)
Reconciliation of statutory to effective rate
Effect of REFIS election	69	61	25
Deferred tax on impairment in Aracruz			46

Income tax (expense) benefit	(36)	(23)	10

We could elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis based on net sales for the year adjusted by financial income and other income) or actual pre-tax income. Both bases are determined on the Company's statutory records. We opted to be taxed under the REFIS basis until 2004. From 2005, VCP will again be taxed on the basis of actual pre-tax income.

(b)	Analysis of deferred tax balances
The statutory rate applied to income before taxes is reconciled to income tax expense as follows:

	2004	2003

Deferred tax assets
Tax effects on impairment of Aracruz (Note 4)	46	46
Tax loss carryforwards (primarily VEP)	18	15
Cross currency interest rate swap contracts	12
Other provisions	3	4

Total deferred tax asset	79	65

Votorantim Celulose e Papel S.A.
Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated

	2004	2003

Deferred tax liabilities
Cross currency interest rate swap contracts		(16)
Accelerated depreciation and US GAAP adjustments	(36)	(23)

Total deferred tax liability	(36)	(39)

Net deferred tax assets	43	26

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period over which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.

6	Held-to-maturity Investments

	2004	2003

In reais
Debentures		8
Foreign Government Bonds	41

In U.S. dollars
Brazilian Government Bonds	223	295
VOTO III	14

Total	278	303

		Estimated
Maturity periods	Book value	fair value

Due in less than one year	69	75
Due in one to five years	68	141
Due after five years	141	229

	278	445

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

7	Trade Accounts Receivable

	2004	2003

Domestic receivables	101	83
Export receivables, denominated in U.S. dollars	79	73
Allowance for doubtful accounts	(5)	(5)

	175	151

No single customer represented more than 10% of our trade accounts receivables balance or net sales.

8	Inventories

	2004	2003

Finished products	57	51
Work in process	7	6
Raw materials and supplies	63	38
Imports in transit and other	3	2

	130	97

9 Property, Plant and Equipment

	2004	2003

Land	114	46
Buildings	113	101
Machinery, equipment and installations	1,136	975
Forests	272	184
Other	156	124
Construction in progress	78	75

	1,869	1,505
Accumulated depreciation and depletion	(426)	(303)

	1,443	1,202

Interest capitalized on construction in progress in each of the periods was: 2004 - US$ 4; 2003 - US$ 7 and 2002 - US$ 41.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

10	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 2.4% at December 31, 2004 (2003 - 4.8%). Historically, we have not incurred significant losses in connection with such recourse provisions.

11	Long-term Debt

	Interest rate
	December 31, 2004	2004	2003

Third parties

In U.S. dollars
Export credits (pre-payment)	LIBOR + 1.49%	444	264
Syndicated bank loan	LIBOR + 2.00%	88	296
ABN AMRO bank loan	LIBOR + 2.00%	-	79
Export credits (ACCs)	2.60%	3	160

Total third parties		535	799

Related parties

In U.S. dollars
VOTO II loan	5.75%	125	125
VOTO III loan	7.88%	47

In Reais
Banco Nacional de Desenvolvimento
Econômico e Social ("BNDES")
TJLP	TJLP + 3.00%	132	140
UMBNDES	12.93%	27	34

Total related parties		331	299

Total debt		866	1,098

Less: current portion		(297)	(431)

Long-term portion		569	667

Notes:

The LIBOR (London Interbank Offered Rate) at December 31, 2004 was 2.78% per annum (2003 - 1.12%) . The TJLP (Taxa de Juros de Longo Prazo), a long-term interest rate reset quarterly by the Brazilian Central Bank, at December 31, 2004 was 9.75% per annum (2003 - 11.00%) . The UMBNDES is a weighted average exchange variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

(a)	Export credits

In May and July 2004, we signed an Export Prepayment Agreement and an Offshore Facility Agreement with a pool of banks in the aggregate amount of US$ 350 at LIBOR plus 2.00% due through 2011 in installments to match export shipments. The funds were released in 2004. We utilized US$ 125 to refinance export credit prepayment which was to fall due in 2006. The financings are guaranteed by export contracts by the borrowers, which are VCP Exportadora and VCP Trading N.V. VCP is the primary obligor and has unconditionally and irrevocably, agreed that if the borrowers fail to make any payments, we will pay to the lenders, which are ABN Amro Bank N.V., Banco Santander Central Hispano and Banco Bradesco S.A., such outstanding amounts at the due date.

At December 31, 2003, the balance relates to ongoing export prepayment financings with average annual interest rates of LIBOR plus 1.85%. The balance at December 31, 2004 includes financing of US$ 180 carried over from December 31, 2003.

(b)	Syndicated bank loan

In October 2001, our wholly owned subsidiary VEP, through its wholly owned subsidiary Newark, received a bridge financing of US$ 370 to finance the acquisition of our interest in Aracruz.

On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark, entered into a US$ 380 credit agreement with ABN AMRO Bank N.V. All of the proceeds from the credit agreement were advanced to Newark (US$ 304 by VCP Trading and US$ 76 by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VEP and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading and VCP North America with their respective customers for the sale of certain products. Beginning in June 2003, we started paying monthly interest of US$ 16. During the year ended December 31, 2004, we repaid US$ 198 of the loan. The remaining balance will fall due through May 2005.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

(c)	ABN AMRO bank loan

At December 31, 2003, the amount due ABN AMRO Bank relates to the remaining balance of a US$ 400 bond issued in 1997 by our affiliated company, 50% owned with own controlling shareholders, VOTO I, a special purpose company. The bonds were repurchased by another of our jointly-owned affiliated companies, St. Helen Holding II B.V., financed by a loan raised in June 2002 from ABN AMRO Bank.

In September 2002, our wholly-owned subsidiary St. Helen Holding III B.V., purchased half of the US$ 400 notes from St. Helen II Holding B.V. The balance of this note was repaid in July 2004.

(d)	VOTO II loan

In July 2003, together with our controlling shareholder, we jointly formed VOTO II, a 50% owned affiliated company, for the sole purpose of raising funds. VOTO II issued US$ 250 5.75% Bonds due in June 2005 in the international market, under Regulation S and on-lent US$ 125 to each shareholders. Together with our controlling shareholder and Cimento Rio Branco S.A., a company also under common control of our controlling shareholders, we are the guarantors for this operation.

The funds onlent to us were utilized to redeem part of the US$ 203 debt that we contracted with ABN AMRO Bank, to buy back US$ 200 of the VOTO I Bonds ((c) above). Guarantees are limited to VCP's liability.

(e)	VOTO III Loan

On January 16, 2004 VPAR formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued or US$ 45 for which we are guarantors.

(f)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate parent company.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

(g)	Long-term debt maturities At December 31, 2004, our long-term debt maturities are as follows:

2006	53
2007	63
2008	129
2009	149
2010 and thereafter	175

569

(h) Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP.

12 Related Parties

Balances and transactions with related parties are as follows:

	Nature and business
	purpose of transactions	2004	2003

Cash, cash equivalents and held-to-	Surplus cash funds invested
maturity investments	with Group financial
Votorantim Group company	institutions
Banco Votorantim S.A.		336	361
VOTO III bonds		14
Draft II Participações S.A.			8

Unrealized gains from cross currency	Arising from swap contract
interest rate swaps	transactions in which the
Votorantim Group company	Group financial institution
Banco Votorantim S.A.	acts as counter-party	27	52

Long-term loans from related parties	Loans from related parties
Votorantim Group company
VOTO II		125	125
VOTO III		47
BNDES (shareholder)		159	174

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

Revenue, income and expenses from transactions with related parties were as follows:

	2004	2003	2002

Export sales revenue		65	119
Financial income	35	17	248
Financial expenses	53	51

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

The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2004 and 2003 the notional amounts of our outstanding cross currency interest rate swap contracts were US$ 259 and US$ 214, respectively and their fair values were US$ 47 and US$ 51, respectively. The actual cash settlements on the contracts occur at times specified in each agreement. We do not terminate any of our contracts prior to maturity.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

The carrying amounts and fair values of our financial instruments at December 31 were as follows:

		2004		2003

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Cash and cash equivalents	151	151	290	290
Held-to-maturity investments
Debentures			8	8
VOTO III bonds	14	15
Brazilian Government Bonds
denominated in U.S. dollars	223	313	295	300
Foreign Government Bonds
denominated in Reais	41	41
Unrealized gains from cross
currency interest rate swaps	47	47	51	51
Short-term debt	79	79	48	48
Long-term debt	866	873	1,098	1,114

14	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in 'Other non-current assets - Other') which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

		2004		2003

	Deposits	Provisions	Deposits	Provisions

Tax-related	24	93	17	44
Civil-related		4		9
Labor-related	2	7	3	3

	26	104	20	56

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

The activity in our provision account for 2003, 2002 and 2001 was as follows:

	2004	2003	2002

At beginning of year	56	27	12
Translation adjustment	5	6	(4)
Provisions for new legal proceedings	45	23	19
Amounts paid to settle litigation	(2)

At end of year	104	56	27

(a)	Tax-related

During 2004, we recorded an additional US$ 5 related to the 1% increase in the COFINS tax rate as described below.

In 1999, we filed a lawsuit challenging the 1% increase in the COFINS tax rate (from 2% to 3%), a tax on revenues. Although we have obtained a legal injunction, based on advice from our legal counsel and reflecting rulings by the Federal Supreme Court during 2002, we accrued US$ 30 relating to this claim.

During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added sales tax) in the computation basis for the COFINS tax, relating the period from 1996 to 2003, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We accrued and deposited US$ 20 relating to this claim.

In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed (an uplift of 70%) depreciation arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of an uplift of 43%. Based on advice from our legal counsel, we accrued US$ 6 relating to this claim.

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

Votorantim Celulose e Papel S.A.
Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated

These possible losses, at December 31, are as follows:
	2004	2003

Tax-related	21	14
Civil-related	11	7
Labor-related	8	7

Total	40	28

(c)	Sale of affiliate

In 1999, we sold our 51% interest in Indústria de Papel de Salto Ltda. Under the terms of the sale, we have indemnified the purchaser against certain losses in excess of amounts recorded limited to US$ 6 through 2007. No amounts have been paid under this indemnification 2004 and we believe such amounts if ultimately paid, if any, will not be significant.

(d)	Commitments

We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

We provide guarantees to banks, not in excess of 180 days, although in exceptional cases, this is extended to 360 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2004, customer guarantees provided by us totaled US$ 71 (US$ 51 at December 31, 2003). Our guarantees are usually secured by the personal guarantee of the customer's owner.

We lease forest land under operating leases from other companies of the Votorantim Group as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. Lease payments, equal to 30% of the market value of the timber harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were US$ 1 in each of 2004, 2003 and 2002.

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

We have commitments for capital expenditures amounting to US$ 29 at December 31, 2004.

We have long-term "Take-or-Pay" contracts with suppliers of chemical products for periods from 1 to 13 years. The contractual obligations in connection with such contracts are US$ 35 per year.

The following is a summary of guarantees issued to other companies of the Votorantim Group:

				Outstanding
			guarantee amount

Primary obligor	Obligations	Beneficiary	2004	2003

VOTO I	US$ 400 notes issuance	Noteholders and the trustee	200	200
VOTO II	US$ 250 notes issuance	Noteholders and the trustee	125	125
VOTO III	US$ 300 notes issuance	Noteholders and the trustee	45
Votocel	Equipment finance	BNDES		8

15	Segment Information

(a)	Segment information

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

	2004	2003	2002

Net operating revenue
Pulp	385	276	130
Paper	634	557	494

Net operating revenue under Brazilian GAAP	1,019	833	624

Reconciling item to US GAAP
Pulp		(1)	(1)
Paper	(9)	(16)	(14)

Total net operating revenue - US GAAP	1,010	816	609

Intersegment sales of pulp to paper segment	214	196	158

Total net operating revenue before
intersegment sales eliminations	1,224	1,012	767

Depreciation and depletion expense
Pulp	69	61	46
Paper	23	17	19

Total depreciation and depletion
expense allocated to segments under
Brazilian GAAP	92	78	65

Reconciling items to US GAAP
Pulp	(2)	(5)	(10)
Paper	(1)	(1)	(4)

Total depreciation and depletion
expense - US GAAP	89	72	51

F-32

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

	2004	2003	2002

Segment operating profit
Pulp	152	137	88
Paper	150	127	82

Operating profit under Brazilian GAAP	302	264	170

Reconciling items to US GAAP
Difference in depreciation and amortization
expense
Pulp	2	5	10
Paper	1	1	6

Start-up costs
Pulp		(1)	(4)
Paper			(2)

Other adjustments
Pulp (in 2004, primarily amortization of
goodwill in Aracruz under Brazilian GAAP)	26	(1)	(1)
Paper	(6)	0	(2)

Total pulp	180	140	93
Total paper	145	128	84

Total operating profit - US GAAP	325	268	177

Financial income	40	65	73
Financial expenses	(69)	(71)	(59)
Foreign exchange gain (loss), net	12	(14)	(11)

Income before income tax and equity income
of affiliates - US GAAP	308	248	180

F-33

Votorantim Celulose e Papel S.A.
Notes to the Consolidated Financial Statements
Expressed in millions of U.S. dollars, unless otherwise stated

	2004	2003	2002

Segment assets:
Pulp	943	755
Paper	433	389

Total segment assets per Brazilian GAAP	1,376	1,144
Reconciling items to US GAAP
Pulp	41	40
Paper	26	18

Total pulp	984	795
Total paper	459	407

Total property, plant and equipment - US GAAP	1,443	1,202

Corporate assets - US GAAP
Cash and cash equivalents	151	290
Held-to-maturity investments	278	303
Trade accounts receivable	175	151
Equity affiliates (pulp)	249	245
Other corporate assets	348	277

Total assets - US GAAP	2,644	2,468

Capital expenditures
Pulp	178	119	230
Paper	36	39	71

Total capital expenditures per Brazilian GAAP	214	158	301

Reconciling items to US GAAP
Capitalized interest
Pulp	3	5	14
Paper	1	2	2

Total capitalized interest	4	7	16

Total pulp	181	124	244
Total paper	37	41	73

Total capital expenditures - US GAAP	218	165	317

F-34

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

(b)	Export sales by region

The following table includes our sales made directly to unaffiliated customers (the final customers) as well as our sales made to Votorantrade N.V. and related parties (also a member of the Votorantim Group) to the final customers.

		2004		2003		2002

	Paper	Pulp	Paper	Pulp	Paper	Pulp

North America	53	37	46	38	40	38
Europe	45	164	39	109	28	44
Middle East and Asia	9	150	9	94	6	14
Africa	4	3	13		5
South America, other than Brazil	33		25		24

	144	354	132	241	103	96

16	Shareholders' Equity

Our by-laws require that we pay a mandatory dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. Preferred shareholders are entitled to receive a dividend per share 10% higher than common shareholders. In 2004, 2003 and 2002 we paid dividends in excess of the mandatory amount.

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

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

Brazilian companies are permitted to pay limited amounts of interest on equity to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. Interest on equity is treated as a dividend for purposes of the mandatory dividend payable. A 15% tax is withheld and paid by upon credit of the interest.

The devaluation of the Real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the real results in net foreign exchange losses which are included in the statement of income determined under Brazilian GAAP and which reduces the amount of unappropriated earnings available for distribution. At December 31, 2004, we had unappropriated retained earnings of R$ 1,224 million (2003 - R$ 1,558 million) in our statutory books, equivalent, at the exchange rate at December 31, 2004, to US$ 461 (2003 - US$ 539). As required by Brazilian GAAP, the statutory books present retained earnings net of a provision for a dividend which has not yet been declared by the shareholders, equivalent to US$ 78. This provision has not been deducted from shareholders' equity reported under US GAAP.

Dividends paid per thousand shares in U.S. dollars were as follows:
	2004	2003	2002

Preferred	0.58	0.22	0.19
Common	0.52	0.20	0.17

On December 3, 2003, the Board of Directors approved a change in VCP's dividend policy. Under the new policy, VCP intends to pay dividends and/or interest on equity based on 60% of "free cash flow". Free cash flow is expected to be an amount equal to "EBITDA" (defined as operating profit excluding net financial income (expense), amortization, depreciation and depletion and equity gain (loss) of affiliate) minus changes in working capital, minus income tax and social contribution effectively paid by VCP and minus capital expenditures and will be based upon VCP's financial statements prepared in accordance with Brazilian GAAP.

On October 18, 2004, the Extraordinary General Meeting approved the following proposals:

(i)	increase of subscribed capital stock, from US$ 1,320 to US$ 1,838, by means of capitalization of part of unappropriated retained earnings without issue of new shares;

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

(ii)	a reverse stock split dividing the entire subscribed capital of the Company, by 200 resulting in 191,613,498 shares, of which 105,702,452 are shares of common stock and 85,911,046 are shares of preferred stock; and

(iii)	a reverse split of our American Depositary Shares (ADSs) traded on the New York Stock Exchange, each of which had previously represented 500 preferred shares, to represent one preferred share per ADS.

We have retroactively adjusted all shares and ADS data to take account of the reverse split.

17	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, held-to-maturity investments, trade receivables, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and held-to- maturity investments by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

18	Financial Income and Financial Expense

	2004	2003	2002

Financial income
Interest income on cash equivalents	39	21	39
Realized and unrealized gain on
held-to-maturity investment	15	27	21
Interest income on credit sales	4	2	1
Other (including taxes)	(18)	15	12

	40	65	73

Financial expenses
Interest and charges on Real debt	16	15	6
Interest and charges on U.S. dollar debt	53	53	50
Other	-	3	3

	69	71	59

F-37

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements Expressed in millions of U.S. dollars, unless otherwise stated

19	Defined Contribution Plan

In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we match the employee's contribution limited to 1.5% of the employee's compensation. For employees above that income level we match the employee's contribution up to 6% of the employee's compensation. At our option we may also make additional contributions. Our contributions vest in varying percentages depending on the employee's years of service and will fully vest upon the employee's retirement, death or disability, provided the employee has at least one year of service. Our contribution was US$ 2 in 2004 and US$ 1 in 2003 and 2002.

* * *

Deloitte Touche Tohmatsu
Av, Pres. Wilson. 231
22" e 25" andares
20030-905 - Rio de Janeiro - RJ
Brasil

Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Aracruz Celulose S.A.

We have audited the accompanying consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries ("the Company") as of December 31, 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial. statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu
__________
Rio de Janeiro, Brazil January 11,2005