Form 20-F
period 2005-12-31
VOTORANTIM PULP & PAPER INC
filed 2006-06-30
CIK 1110649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-15018

Votorantim Celulose e Papel S.A.
(Exact name of Registrant as specified in its charter)

Votorantim Pulp and Paper Inc.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Alameda Santos, 1357, 6th floor
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced	New York Stock Exchange
by American Depositary Receipts), each
representing one share of Preferred Stock

*	Not for trading purposes but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each class of stock of Votorantim Celulose e Papel S.A. as of December 31, 2005.

105,702,452	Shares of Common Stock
85,911,046	Shares of Preferred Stock

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

     Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☒	Non-accelerated Filer	☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

INTRODUCTION

          All references in this annual report to:

•	“VCP,” “we,” “our” and “us” are to Votorantim Celulose e Papel S.A. and its consolidated subsidiaries (unless the context otherwise requires);

•	“Votorantim group” are to the group of companies, including VCP, controlled by the Ermírio de Moraes family;

•

“Votorantim Participações S.A.”, or “VPAR”, is our immediate parent company and the holding company of the Votorantim Group, controls three areas of the business: Votorantim Industrial, Votorantim Finance and Votorantim New Businesses, each of them containing one or more business units;

•	“BNDESPAR” are to BNDES Participações S.A. – BNDESPAR, a wholly owned subsidiary of BNDES, the Brazilian economic and social development bank owned by the Brazilian federal government;

•	“Nova” are to Nova HPI Participações Ltda., a company of the Votorantim group;

•	“the Ermírio de Moraes family” are to the families of Antonio Ermírio de Moraes, Ermírio Pereira de Moraes, Maria Helena de Moraes Scripilliti and José Ermírio de Moraes (in memoriam);

•	the “Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“real,” “reais” or “R$“ are to Brazilian reais, the official currency of Brazil;

•	“US$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“ton” are to one metric ton (1,000 kilograms). One kilogram equals approximately 2.2 pounds;

•	“BEKP” are to bleached eucalyptus kraft pulp;

•	“ADSs” are to our American Depositary Shares, each one of our ações preferenciais, or preferred shares;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•

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

•	“Commission” are to the Securities and Exchange Commission.

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

          We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp and paper industry.  We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable.  We derive this third-party information principally from reports published by BRACELPA — Associação Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), and Valois Vision, which is a monthly report on the pulp markets.  Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

FORWARD-LOOKING STATEMENTS

          This annual report includes forward-looking statements, principally in “Item 3D—Key Information—Risk Factors,” “Item 4B—Information on VCP—Business Overview” and “Item 5—Operating and Financial Review and Prospects.”  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our principal export markets;

•	changes in market prices, customer preferences, competitive conditions and general level of demand for our products;

•	our management’s expectations and estimates concerning future financial performance, financing plans and the effects of competition;

•	our level of debt;

•	anticipated trends in the pulp and paper industry, including changes in capacity and industry price movements;

•	our capital expenditure plans;

•	changes in currency exchange rates;

•	our ability to produce and deliver our products on a timely basis;

•	existing and future governmental regulation, including environmental laws, tariffs on pulp and paper imports and import tax policies in Brazil;

•	our ability to successfully undertake or complete expansion projects and to manage the engineering, construction and regulatory challenges and costs involved in such projects; and

•	other risk factors as set forth under “Item 3D—Key Information—Risk Factors.”

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

          We maintain our books and records in reais, which are the basis for our statutory financial statements prepared as prescribed under Law No. 6,404/76, as amended, known as the Brazilian corporate law, and used to determine income taxes and mandatory minimum dividend calculations.  The statutory financial statements (not included in this annual report) are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on the Brazilian corporate law, the rules and regulations of the CVM, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil, the Brazilian Institute of Independent Accountants, or IBRACON.  We have also prepared consolidated balance sheets at December 31, 2005 and 2004 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the years ended December 31, 2005, 2004 and 2003, all stated in U.S. dollars in accordance with U.S. GAAP.  Our U.S. GAAP financial statements are included in this annual report.  The selected financial information at and for the years ended December 31, 2005, 2004, 2003 and 2002 are derived from our U.S. GAAP financial statements audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil.  The selected financial information at and for the year ended December 31, 2001 is derived from our U.S. GAAP financial statements audited by Ernst & Young Auditores Independentes S.S., São Paulo, Brazil.

          The following table presents a summary of our selected financial data at the dates and for each of the periods indicated.  You should read the following information together with our financial statements, including the notes thereto, included elsewhere in this annual report.

	For the Years Ended December 31,

	2005		2004		2003		2002		2001

	(U.S. dollars in millions, unless otherwise indicated)
STATEMENT OF INCOME DATA
Net operating revenue:
Domestic sales	US$	564	US$	512	US$	443	US$	410	US$	443
Export sales		566		498		373		199		211

Total net sales		1,130		1,010		816		609		654
Operating costs and expenses:
Cost of sales		654		518		421		329		344
Selling, marketing, general and administrative		193		161		115		88		88
Other operating expenses (income), net		36		6		12		15		5

Total		883		685		548		432		437

Operating profit		247		325		268		177		217

Non-operating income (expenses):
Financial income (expenses), net		(40)		(29)		(6)		14		32
Foreign exchange gain (losses), net		(5)		12		(14)		(11)		(8)
Total		(45)		(17)		(20)		3		24

Income before income tax, equity in results of affiliates and cumulative effect of accounting change		202		308		248		180		241
Income tax (expense) benefit		8		(36)		(23)		10		(59)

Income before equity in results of affiliates and cumulative effect of accounting change		210		272		225		190		182
Equity in earnings (losses) of affiliates		54		31		19		(121)		—

Income before cumulative effect of accounting change		264		303		244		69		182
Cumulative effect of accounting change, net of tax		—		—		—		—		10

Net income	US$	264	US$	303	US$	244	US$	69	US$	192

Net income applicable to preferred stock	US$	124	US$	143	US$	115	US$	32	US$	90
Net income applicable to common stock		140		160		129		37		102

Net income	US$	264	US$	303	US$	244	US$	69	US$	192

Basic earnings per share (in U.S. dollars):(1)
Preferred	US$	1.46	US$	1.67	US$	1.34	US$	0.38	US$	1.05
Common		1.33		1.51		1.22		0.35		0.96
Weighted average number of shares outstanding (in thousands):
Preferred		85,451		85,773		85,510		85,107		85,734
Common		105,702		105,702		105,702		105,702		105,702
Dividends per share (in U.S. dollars):(2)
Preferred	US$	0.45	US$	0.58	US$	0.22	US$	0.19	US$	0.20
Common		0.41		0.52		0.20		0.17		0.19

	As at December 31,

	2005		2004		2003		2002		2001

	(U.S. dollars in millions)
BALANCE SHEET DATA
Cash and cash equivalents	US$	261	US$	151	US$	290	US$	90	US$	172
Held-to-maturity investments(3)		—		278		303		320		364
Property, plant and equipment, net		1,758		1,443		1,202		907		1,100
Investment in affiliates, including goodwill		596		249		245		218		216
Total assets		3,731		2,644		2,468		1,918		2,321
Short-term debt(4)		132		79		48		66		69
Long-term debt, including current portion		1,364		866		1,098		973		973
Shareholders’ equity		1,737		1,498		1,185		767		1,107

	For the Years Ended December 31,

	2005		2004		2003		2002		2001

	(U.S. dollars in millions, except for percentages)
OTHER FINANCIAL DATA
Gross margin		42.1%		48.7%		48.4%		46.0%		47.4%
Operating margin		21.9%		32.2%		32.8%		29.1%		33.2%
Capital expenditures(5)		247		218		165		317		309
Acquisition of interest in equity affiliate(6)		275		—		—		—		370
Goodwill impairment in investee(7)		—		—		—		136		—
Depreciation and depletion		117		89		72		51		52
Cash flow provided by (used in):
Operating activities		223		255		238		185		234
Investing activities		(615)		(148)		(97)		(260)		(1,002)
Financing activities		505		(258)		39		36		525

	For the Years Ended December 31,

	2005		2004		2003		2002		2001

OPERATIONAL DATA
Number of employees (at year end)		3,620		3,624		3,702		3,848		3,767
Nominal production capacity (thousand metric tons):
Pulp		1,400		1,400		1,150		850		800
Paper		635		610		580		580		580
Sales volumes (thousand metric tons):		1,493		1,459		1,175		906		913
Domestic market:		506		515		477		521		522
Market pulp		80		80		77		82		85
Paper		426		435		400		439		437
Printing and writing		331		338		313		353		357
Other specialty papers(8)		95		97		87		86		80
International market:		987		944		698		385		391
Market pulp		787		764		530		253		258
Paper		200		180		168		132		133

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
(6)

Includes the excess of the cost of investment in Aracruz Celulose S.A. (2001) of US$155 million over the underlying fair value of net assets on the acquisition of a 12.35% interest in the total capital of Aracruz Celulose S.A. Consistent with Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets,” this excess has not been amortized.  Includes the acquisition cost of investment of 23.03% indirect interest in Ripasa S/A Celulose e Papel (2005) for a total amount of US$275 million.

(7)

Pursuant to Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investment in Common Stock,” we reduced the carrying value of our investment in Aracruz Celulose S.A. to quoted market value at December 31, 2002.  This impairment provision of US$136 million (gross of deferred income tax effects of US$46 million) was charged directly to income (“Equity loss of investee”).

(8)

Includes sales of thermal and carbonless papers, sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill, such as label papers, finish foil, soap wrapping papers, etc.

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

          In 2001 and 2002, the real depreciated by 16% and 34%, respectively, against the U.S. dollar.  In 2003, 2004 and 2005 the real appreciated 22%, 9% and 13%, respectively against the US dollar.  Resolution No. 3,265 by the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single exchange market, effective as of March 14, 2005.  According to this Resolution, all foreign exchange transactions must be carried out through institutions authorized to operate in the consolidated market and are subjected to registration with the Central Bank’s electronic registration system.  Foreign exchange rates continue to be freely negotiated.  As of June 21, 2006, the commercial market rate for purchasing U.S. dollars was R$ 2.2378 to US$ 1.00.  We cannot assure you that the real will not devalue or appreciate substantially in the near future.  See “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment.”

          The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

	Exchange Rate of Reais per US$ 1.00

Year Ended December 31,	Low	High	Average(1)	Period-end

2001	1.9357	2.8007	2.3523	2.3204
2002	2.2709	3.9552	2.9203	3.5333
2003	2.8219	3.6623	3.0775	2.8892
2004	2.6544	3.2051	2.9263	2.6544
2005	2.1633	2.7621	2.4357	2.3407

Exchange Rate of Reais per US$1.00 - Month Ended	Low	High

December 31, 2005	2.1800	2.3735
January 31, 2006	2.2116	2.3407
February 28, 2006	2.1182	2.2217
March 31, 2006	2.1067	2.2238
April 30, 2006	2.0892	2.1542
May 31, 2006	2.0586	2.3711
June 21, 2006	2.2378	2.3018

Source: Central Bank.
(1)	Represents the daily average exchange rate during each of the relevant periods.

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

          The prices we are able to obtain for our products depend on prevailing world prices for market pulp and paper.  World prices have historically been cyclical and subject to significant fluctuations over short periods of time depending on a number of factors, including:

•	worldwide demand for pulp and paper products;

•	worldwide production capacity and inventories;

•	the strategies adopted by major pulp and paper producers; and

•	the availability of substitutes for our products.

All of these factors are beyond our control.  After reaching a peak of approximately US$ 700 per ton in the second half of 2000, market pulp prices began to fall in 2001 due primarily to a significant drop in demand and a slowdown of the U.S. economy.  After stabilizing in the third quarter of 2002, prices fell in the fourth quarter of 2002 because seasonal factors resulted in higher inventories.  Due to seasonal factors, in the beginning of the third quarter of 2003, prices declined again to US$ 530 per ton in the United States, US$ 490 per ton in Europe and US$ 450 per ton in Asia.  In January 2004, due to a reduction in purchase volumes at the end of 2003, bleached eucalyptus kraft pulp, or BEKP, prices declined to US$ 440 per ton in Asia, US$ 490 in Europe and US$ 525 in the United States.  However, in the first quarter of 2004, demand for pulp increased, especially in Europe and Asia, which caused an increase in prices in all regions that quarter.  In April 2004, market pulp price was US$ 530 per ton in Asia, US$ 565 in the United States and US$ 550 in Europe.  However, markets were more resistant to new price increases, due to high inventory levels in China and resistance to paper price increases in Europe.  These conditions led to successive reductions in pulp prices over the third quarter of the year, closing at US$ 450 per ton in Asia, US$ 490 per ton in Europe and US$ 555 per ton in the United States.  As demand improved, international pulp prices began to increase in November of 2004 and in January, March and April of 2005, reaching US$ 570 per ton in Asia, US$ 600 per ton in Europe and US$ 635 per ton in the United States.  These prices remained stable during the second half of 2005, except in Asia where the price fell by US$ 30 in the second half of the year.  The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to global demand and production and fluctuations in pulp prices.  During 2005 paper prices in the European and North American markets had not increased to match the increases in pulp prices since the fourth quarter of 2004.  Therefore, margins in paper prices have continued to be low in those markets.  The first quarter of 2006 was marked by capacity adjustments and shut-downs, combined with a continuous expansion in global demand, which improved the international scenario, even during the northern-hemisphere winter, bringing prospects of new price increases.  In February, eucalyptus pulp prices went up by US$ 19 per ton in all regions.  In May we increased our price in the Asian markets to US$ 590 per ton.  The capacity adjustments also occurred on the paper side, and in the first half of 2006 we saw paper prices increasing for several grades in the United States and Europe.

          It is possible that the market prices for pulp and paper will decline in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner.

          A demand slowdown in China may adversely affect our exports.

          China has been an increasingly important market to us since the expansion of our pulp exports in 2002. According to the Pulp and Paper Products Council (PPPC) the market pulp demand in China grew to 6.3 million tons in 2005, a 4.5% increase over 2004, and represented 13.5% of the world pulp demand in 2005, compared to approximately 2% in 1995.  China represents approximately 14% of our total export volume and 10% of our total sales volume.  There is no assurance that demand by China for pulp will sustain its current pace of growth in the future or that China will continue to constitute a significant part of our exports.

          We face significant competition in some of our lines of business, which may adversely affect our market share and profitability.

          The pulp and paper industry is highly competitive.  Competitive features within the industry include the following:

•	in the domestic paper market, we face competition from larger international companies that have greater ability to support strategic expenditures directed to increase market share; and

•	in the international pulp and paper markets, we compete with larger competitors that have greater financial strength and higher production capacities.

          Traditionally, imports of pulp and paper have not provided substantial competition for us in Brazil due to, among other factors, logistical costs, tariff rates and exchange rates on those products.  If the Brazilian government decreases import tariffs, we may face a sudden increase in competition in the domestic market by foreign producers.

          In addition, most markets are served by several suppliers, often from different countries.  Many factors influence our competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals and labor, and exchange rate fluctuations.  See “ Item 3D—Risks Relating to Brazil-- Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our preferred shares and ADSs.”  Some of our competitors have greater financial and marketing resources, larger customer bases and greater breadth of product offerings than we do.  If we are unable to remain competitive with these producers in the future, our market share may be adversely affected.  In addition, downward pressure on the prices of pulp and paper by our competitors may affect our profitability.

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

          We may be adversely affected because:

•	we may not be able to complete any expansion project on time or within budget;

•	our new or modified facilities may not operate at designed capacity or may cost more to operate than we expect; and

•	we may not be able to sell our additional production at attractive prices.

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

          We may, as part of our business strategy, acquire other businesses in Brazil or elsewhere or enter into alliances.  Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions.  Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including our ability to identify acquisitions and negotiate, finance and close transactions.  Even if we complete future acquisitions:

•	we could fail to successfully integrate the operations, services and products of any acquired company;

•	we could fail to select the best partners or fail to effectively plan and manage any alliance strategy;

•	the acquisitions could increase our costs;

•	our management’s attention could be diverted from other business concerns; and

•	we could lose key employees of the acquired company.

          Our failure to integrate new businesses or manage new alliances successfully could adversely affect our business and financial performance.  Furthermore, the world pulp and paper industry is undergoing consolidation, and many companies compete for acquisition and alliance opportunities in our industry.  Some of our competitors have greater financial and other resources than we do.  This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary for the expansion of our business.  In addition, any major acquisition we consider may be subject to regulatory approval.  We may not be successful in obtaining required regulatory approvals on a timely basis or at all.  See “Item 4A—Information on VCP—History and Development of VCP.”

          We are controlled by a defined group of individuals who have the power to control all our subsidiaries and us.

          We are controlled by the Ermírio de Moraes family, which indirectly controls all of our outstanding common voting shares.  Consequently, our controlling shareholders have the power to control us and all of our subsidiaries, including the power to:

•	elect our directors; and

•

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

          We rely on third parties for the technology that we use to make some of our value-added paper products.  For example, Oji Paper of Japan has granted us the right to use its technology to manufacture and sell certain thermal papers in Brazil and to sell these products in some other countries.  If a third-party licensor of technology that we use refused to continue licensing its technology to us, our results of operations could be adversely affected.

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

           Our operations are conducted in Brazil, and in 2005 we sold approximately 34% of our products in terms of volume to Brazilian customers.  Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions in Brazil.  Brazil’s gross domestic product grew by 0.5% in 2003, 4.9% in 2004 and 2.3% in 2005.  We cannot assure you that gross domestic product will increase or remain stable in the future.  Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of pulp and paper.  As a result, these developments could impair our business strategies, financial condition or results of operations.

          In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy.  The Brazilian government’s actions to control inflation and effect other policies have included wage and price controls, currency devaluations, capital controls, and limits on imports.  Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

•	currency fluctuations;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

          Historically, the political scenario has influenced the performance of the Brazilian economy.  In the past, political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and affected the trading prices of common shares issued by companies listed on the stock exchange.  At the end of 2002, Brazil elected a new president from the Workers’ Party, Luis Inácio Lula da Silva, known as Lula.  In the period leading up to and following President Lula’s election, there was substantial uncertainty regarding the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration.  This uncertainty resulted in a loss of confidence in the Brazilian capital markets and a 34% devaluation of the real in 2002.  In 2003, the real appreciated 22% against the U.S. dollar and an additional 9% and 13% in 2004 and 2005, respectively.  In addition, in October 2006, elections will be held in all states of Brazil and at the federal level to elect new state governors and a new president.  It is impossible to foresee the possible outcome of these elections, or how the new president’s policies would affect the Brazilian economy or our business.  We cannot predict whether the government will continue its current policies or will pursue different policies, whether these new policies, if implemented, will be effective, and how investors and the capital markets will react to them.  Any substantial negative reaction to the policies of the Brazilian government could adversely affect our business, financial condition, results of operations or prospects and the market price of our preferred shares and ADSs.

          Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

          Brazil has, in the past, experienced extremely high rates of inflation.  More recently, according to the Índice Geral de Preços-Disponibilidade Interna, or IGP-DI, a general price inflation index, the Brazilian general price inflation rates were 8%, 12% and 1% in 2003, 2004 and 2005, respectively.  Inflation itself and certain governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy.  Our cash costs and operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the currency.  If the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins decrease.  In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase.  See “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment.”

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

          During 2001, the real experienced a period of significant devaluation, due in part to the economic and political uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil.  In 2001, the depreciation of the real relative to the U.S. dollar totaled 16%.  In 2002, the real depreciated 34% relative to the U.S. dollar, due in part to the continued economic and political uncertainties in emerging markets and the global economic slowdown.  In 2003 the real appreciated 22% against the U.S. dollar due to the positive results in Brazilian trade balance, which generated a record in excess of exports sales over imports, in addition to an increase in the confidence of the international markets, as compared to the period prior to the presidential elections.  In 2004 the real appreciated an additional 9% against U.S. dollar due to the positive results in the Brazilian trade balance, positive finance inflow (due to high interest rate), lower external vulnerability and the weakness of the U.S. dollar against other currencies.  For the same reasons, we witnessed another 13% appreciation of the real against the U.S. dollar during 2005.

          The Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate.  We cannot predict whether the Central Bank will continue to let the real float freely.  Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us.  We cannot assure you that the Brazilian government will not in the future impose a band within which the real/U.S. dollar exchange rate could fluctuate or set a fixed exchange rate, nor can we predict what impact such an event might have on our financial condition or results of operations.

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

          Developments in other markets may adversely affect the market price of our preferred shares and ADSs.

          The market for securities backed by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries.  Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers.  Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.  Crises in other emerging market countries may hamper investor enthusiasm for securities of Brazilian issuers, including ours.  This could adversely affect the trading price of the ADSs and our preferred shares and could also make it difficult for us to access the capital markets and finance our operations in the future on acceptable terms, or at all.

          In addition, recent speculation about future increases in U.S. interest rates has created volatility in the emerging markets.  Future increases in U.S. interest rates may adversely affect the market price of our preferred shares and ADSs.

Risks Relating to Our Preferred Shares and ADSs

          Exchange controls and restrictions on remittances abroad may adversely affect holders of our ADSs.

          You may be adversely affected if the Brazilian government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the real into foreign currencies.  These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of preferred shares or ADSs, as the case may be, into U.S. dollars and the remittance of U.S. dollars abroad.  We cannot assure you that the government will not take this type of or similar measures in the future.  Holders of our ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of real payments and remittances abroad in respect of the preferred shares, including the preferred shares underlying the ADSs.  In such a case, our ADS depositary will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

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

          The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our preferred shares or ADSs.

          Investments in securities, such as the preferred shares or the ADSs, of issuers from emerging market countries, including Brazil, involve a higher degree of risk than investing in securities of issuers from more developed countries.

          The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States.  Accordingly, the ability of the holders to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so may be substantially limited.  The São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately US$ 655 billion as of April 28, 2006, and an average daily trading volume of approximately US$ 420 million and US$ 667 million in 2004 and 2005, respectively.  In comparison, the New York Stock Exchange had a market capitalization of US$ 14.3 trillion as of April 28, 2006, and an average daily trading volume of approximately US$ 46.1 billion and US$ 56.1 billion for 2004 and 2005, respectively.

          There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of BOVESPA as of April 28, 2006.  The top ten stocks in terms of trading volume accounted for approximately 54.9% and 46.6% of all shares traded on BOVESPA, in  April 2005 and April 2006, respectively.

          Because we are subject to specific rules and regulations as a Brazilian company, holders of our preferred shares or ADSs have fewer and less well defined shareholders’ rights than investors in U.S. companies.

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

           Holders of ADSs may be unable to exercise preemptive rights with respect to our preferred shares.

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

ITEM 4.  INFORMATION ON VCP

A.  History and Development of VCP

          We are incorporated under the laws of the Federative Republic of Brazil under the name Votorantim Celulose e Papel S.A., as a corporation with unlimited duration.  We have the legal status of a sociedade por ações, or a stock corporation, operating under the Brazilian corporate law.  Our principal executive offices are located at Alameda Santos, 1357, 6th floor, 01419-908, São Paulo, SP, Brazil (telephone:  55-11-2138-4168/4261/4287).  Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

          Currently, our industrial facilities consist of two integrated pulp and paper mills, Jacareí and Luiz Antônio, and two facilities exclusively dedicated to paper production, Piracicaba and Mogi das Cruzes, all located in the state of São Paulo.  At December 31, 2005, our installed capacity was 1,400,000 tons per year of pulp and 635,000 tons per year of coated, uncoated and specialty papers.  Approximately 68% of our paper sales volume and 9% of our pulp sales volume are sold to the domestic market.

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

          In 1991, our annual capacity was 350,000 tons per year of pulp and 280,000 tons per year of paper.  With the acquisition of Papel Simão, the Votorantim group added 220,000 tons of pulp and 250,000 tons of paper to the annual pulp and paper production capacity, respectively.  Following the acquisition of Papel Simão, the Votorantim group’s combined pulp and paper operations constituted the third largest in Brazil in terms of sales.  We further increased our pulp production capacity by 230,000 tons in 1996 with the addition of a new pulp production line at the Jacareí mill.  We also added a new coater in 1996 at the Piracicaba mill, which increased our annual production capacity of thermal and carbonless paper to 40,000 tons per year and further production optimizations in 2001 raised the production capacity by 50,000 tons of pulp per year.  Our annual production capacity of coated paper increased to 175,000 tons per year with the addition of a new coater at the Jacareí mill in 1997 and the addition of a new on-line coater at the Piracicaba mill in 1998.  As a result of these additions and other optimization projects, our paper production capacity reached 635,000 tons per year in 2005.

          On December 29, 1999, we sold our 51% stake in Indústria de Papel de Salto Ltda., or Salto, to Arjo Wiggins Participações e Comércio Ltda., a subsidiary of Arjo Wiggins S.A., a French company, for a cash payment of US$ 23 million.  Salto produced security, industrial and other specialty papers, including paper used for bank notes, checks, identification cards, vouchers and bibles.  Under the terms of the sale agreement, we are obligated to indemnify Arjo Wiggins against certain losses in excess of amounts recorded.  In December 2004 we amended the agreement in which we were obligated to indemnify Arjo Wiggins.  The obligations are now limited to US$ 6 million.  We guarantee these obligations with a letter of guarantee in the amount of US$ 6 million through 2007.  To date, we have not paid any amounts under this indemnification provision, and we believe any amounts paid will not be significant.  We realized a gain of US$ 13 million on this sale.

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

          On August 14, 2000, our board of directors approved the Jacareí expansion, which has expanded the pulp production capacity at our Jacareí mill by approximately 570,000 metric tons, raising our total current annual installed capacity from 850,000 in 2002 to 1.40 million metric tons per year in 2005.  The Jacareí expansion project included reforestation projects, which were completed at the same time as the Jacareí expansion.  We had invested a total of US$ 495 million in the Jacareí expansion.  The government-owned development bank, Banco Nacional de Desenvolvimento Econômico e Social—BNDES, or BNDES, financed part of our investment in the Jacareí expansion.  See “Item 4—Information on VCP—Property, Plant and Equipment—Expansions.”

          On October 3, 2001, we purchased 28.0% of the voting shares (representing 12.35% of the total capital) of Aracruz Celulose S.A., or Aracruz, from the Mondi Group, for approximately US$ 370 million.  Aracruz is a Brazilian pulp exporter whose ADSs trade on the New York Stock Exchange under the symbol “ARA.”  We acquired our interest in Aracruz in order to increase our exposure to the international pulp market, and we accounted for this investment under the equity method.  We financed this acquisition with a bridge loan in the amount of US$ 370 million in 2001, which was refinanced in May 2002 with a US$ 380 million syndicated loan and fully paid in 2005.  See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”  Our acquisition of 28% of Aracruz’s voting shares was unconditionally approved by the Conselho Administrativo de Defesa Econômica, known as CADE, the Brazilian antitrust regulator, on November 25, 2003.  We reduced the book value of our investment in Aracruz to market price value at December 31, 2002.  The impairment provision of US$ 136 million was determined based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002, and it was charged directly to income.  On May 24, 2006, the market price for the Aracruz ADRs was US$ 47.48.

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

          On December 1, 2001, VCP Exportadora e Participações S.A., or VCP Exportadora, indirectly acquired VCP North America Inc., incorporated in Delaware, United States, or VCP North America, and VCP Trading N.V. incorporated in Curaçao, or VCP Trading, from Votorantim International Holding N.V., for US$ 50,000 and US$ 30,000, respectively, for the purpose of centralizing our commercial operations in VCP Exportadora.

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

          In November 2004, we signed an agreement with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, for the acquisition of the common and preferred stock of Ripasa S.A. Celulose e Papel, or Ripasa.  On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest – 38.795%) indirect interest in the voting capital and 46.06% (our interest – 23.03%) indirect interest in the total capital of Ripasa, for US$ 275 million.  A purchase option was also signed for the option to purchase 37,449,084 common shares and 12,388,719 preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, to be exercised within six years, for a total amount of US$ 160 million.

          On January 26, 2005, in an Extraordinary General Meeting, our shareholders determined that VCP Florestal be merged into us to achieve cost reductions and increased business synergies between the two companies.  VCP Florestal was dissolved as a result of the merger and we succeeded it with respect to all rights and obligations thereof.  There was no increase in our capital stock as a result of the merger as we owned all the shares of VCP Florestal.

          On July 20, 2005, VCP and Suzano announced a corporate restructuring to be implemented in Ripasa, which would allow that company’s minority shareholders (around 1,300 shareholders) to migrate to VCP and Suzano in the following proportions (based on independent valuations):  each Ripasa preferred share would correspond to 0.0627 VCP preferred shares plus 0.1450 Suzano class “A” preferred shares, and each Ripasa common share would correspond to 0.0627 VCP preferred shares plus 0.1450 Suzano common shares.  This restructuring was examined by the CVM, which imposed no obstacles or restrictions on its realization; however, the restructuring was suspended by judicial decision.  Given the potentially lengthy period of time needed to reach a favorable outcome and the fact that the synergies generated by the acquisition of Ripasa are not being fully realized, on April 26, 2006, VCP and Suzano, in order to settle the judicial action and implement the restructuring, entered into an agreement with the group of Ripasa’s preferred shareholders, who had brought the action to block the acquisition.  Once the terms of the agreement are implemented and the restructuring is concluded,   Ripasa’s minority shareholders will receive shares of VCP and Suzano plus a complementary amount in cash equivalent to R$ 1.0538 for each Ripasa preferred share in their possession on the date of registration. The purchase of Ripasa is being analyzed by Brazilian antitrust authorities and is subject to their review and approval.  See “Competition” for more details about the Ripasa transaction.

          In November 2005, we announced the beginning of the social and environmental licensing process for the implementation of a bleached eucalyptus pulp factory to be built in Rio Grande do Sul.  If implemented, this unit will occupy an area of approximately 450 to 500 hectares, located in the region of Rio Grande-Pelotas-Arroio Grande.  Overall investment in the factory and in the forest base is estimated at US$ 1.3 billion, and the expected annual volume is one million tons of pulp. We expect that an environmental licensing study will be completed in 2007.  The basic engineering and the technical proposals will be developed in 2008 and 2009, when the project will be approved by our board of directors.

          In February 2006, we announced that Standard & Poor’s Ratings Services (S&P) assigned its ‘BBB-’ foreign and local currency global scale corporate credit ratings to VCP, an investment grade rating category.  According to S&P, the outlook is stable for VCP, which reflects the assumptions that VCP will improve its financial performance by 2006 based on the recovery of the domestic paper sector; will continue to adopt a prudent financial policy, presenting comfortable levels of cash holdings; and will start to show debt de-leverage at the same pace as its debt amortization, depending on future investment opportunities.

          In April 2006, for administrative and economic reasons, we merged VCP Exportadora e Participações S.A., VCP’s wholly owned subsidiary, into us and assumed all of the assets and liabilities relating to its export operations.

Capital Expenditures

          Our capital expenditures totaled US$ 247 million in 2005, US$ 218 million in 2004 and US$ 165 million in 2003.  The increase in capital expenditures from 2003 to 2005 was mainly due to large investment in a new forest reserve (land acquisition and plantation) in Rio Grande do Sul State, in the south of Brazil.

          Although currently we do not have specific capital expenditure plans for future expansion projects, besides the new forest in the south of Brazil and debottlenecking of Jacareí Mill, we believe that the consolidation of our participation in Ripasa as a production unit, with 50% of volumes being sold by VCP, the corresponding synergies and our prior investments in our own facilities will allow us to continue to grow and continue to undertake our business plan.

          The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,

	2005		2004		2003

	(in US$ millions)
Expansion	US$	32	US$	27	US$	33
Forests (includes land purchase)		131		112		65
Improvements/modernization		35		33		23
Other (includes maintenance and information technology)		49		46		44

Total	US$	247	US$	218	US$	165

          As part of our capital investment program for 2006, we intend to invest US$ 65 million in land acquisition and planting in Rio Grande do Sul, continuing our strategy of building a forest base in the south of Brazil and US$ 46 million for the debottlenecking of the Jacareí mill, that is expected to increase by 150,000 tons the pulp capacity of the mill over the 2005 to 2007 period.  We are also in the process of purchasing more land for forestry plants to reduce our dependence on raw materials from third parties.  The following table shows the estimated breakdown of planned capital expenditures during 2006, which is expected to be financed by cash generated from operations and by existing cash:

US$ in millions

Expansion projects	$46
Forests (includes land purchase)	118
Improvements/modernization	27
Other (includes maintenance and information technology)	34

Total	$225

B.       Business Overview

          We are one of the largest pulp and paper products companies in Brazil and the leading Brazilian producer of wood-free printing and writing papers and specialty papers in terms of net sales and total assets, according to Bracelpa.  We produce eucalyptus pulp, which is a high-quality variety of hardwood pulp.  In 2004 and 2005, we sold approximately 61% and 63%, respectively, of our pulp production to third parties, and we use the remainder internally to manufacture a wide range of printing and writing paper products, including coated and uncoated printing and writing papers, thermal papers, carbonless papers and other specialty papers.  Exports account for more than half of our 2005 revenues.  In 2004 and 2005, we sold approximately 65% and 66%, respectively, of our pulp and paper tonnage outside of Brazil.

Operations

          Our total sales volume was 1,175,003 tons in 2003, 1,459,079 in 2004 and 1,492,527 tons in 2005.  Our net revenues were US$ 816 million in 2003, US$ 1,010 million in 2004 and US$ 1,130 million in 2005.

          In 2005, 34% of the volume and 50% of total sales were derived from the domestic market compared to 35% and 51%, respectively, in 2004 and 41% and 54%, respectively, in 2003.  In the pulp market, the domestic market accounted for 9% of the sales volume and 8% of the revenues derived from pulp in 2005.  In the paper market, the domestic market accounted for 68% of the sales volume and for 76% of the revenues derived from paper in 2005.  The table below sets forth the percentages of our net revenues in 2005, 2004 and 2003 that correspond to the domestic and export markets and the breakdown by product of our net revenues:

	2005	2004	2003

Sales by market
Domestic	50%	51%	54%
Export	50%	49%	46%
Sales by product
Market Pulp	39%	38%	34%
Paper	61%	62%	66%

          In 2005, we produced 1,378,000 tons of eucalyptus pulp compared to 1,347,000 tons in 2004 and 1,166,100 tons in 2003.  In 2005, we sold 866,951 tons of this production as market pulp to third-party producers and we used the remainder to manufacture paper products.  Our production and related U.S. dollar-based exports of pulp also increased during 2005.  We sold US$ 275 million in 2003, US$ 385 million in 2004 and US$ 439 million in 2005.  The increase in our market pulp revenues from 2003 to 2005 was mainly due to the learning curve process of the new pulp line.

          In 2005, our sales volume of paper products increased to 625,576 tons from 614,648 tons in 2004.  This increase in sales is mainly explained by higher efficiency of production.  For the same reason, in 2004, our sales volume of paper products increased to 614,648 tons from 568,103 tons in 2003.  Uncoated and coated printing and writing paper sales accounted for 73% of our total paper products revenues in 2005 and 74% of our total paper products revenues in 2004.  The remainder of our revenues from paper products in 2005 and 2004 were made up of sales of special and chemical (thermal and carbonless) paper, accounting for 27% in 2005 and 26% in 2004 of paper sales.  Our printing and writing papers are used for a variety of business supplies, including notebooks, books, continuous forms, labels, brochures and magazines.  Our estimated market share in Brazil in 2005, based on data from Bracelpa, was 33% (or 43% when adding 50% of Ripasa’s share) for coated papers, 24% (33% when including Ripasa’s share) for uncoated cut-size papers and 17% (24% when including Ripasa’s share) for uncoated offset papers.  We sold 32% of our total printing and writing paper sales volume outside of Brazil in 2005 (29% in 2004).

Our Ownership Structure

          We are part of the Votorantim group, one of the largest privately held Brazilian groups of companies.  The Votorantim group was founded in 1918 by Senator José Ermírio de Moraes and is controlled by the Ermírio de Moraes family.  The three core businesses of the Votorantim group are cement, aluminum and pulp and paper.  The Votorantim group is also involved in other industries, including metallurgy, financial services, chemicals and agribusiness.  In 2005, pulp and paper accounted for approximately 18% of the Votorantim group’s net revenues as measured under Brazilian GAAP.  The following chart shows our ownership structure as of December 31, 2005:

1 Our immediate parent company is Votorantim Participações S.A., or VPAR, which in turn is ultimately controlled by Hejoassu Administração Ltda., which is controlled by the Ermírio de Moraes family.

Our Business Strategy

          We intend to be one of the leaders in the pulp and paper industry, building on our competitive strengths with the aid of the Votorantim Management System (SGV – Sistema de Gestão Votorantim) in order to create sustainable value to our shareholders.  The principal components of our strategy are to:

•	be an important player in the international pulp market, leveraging the structural competitive advantages in Brazil;

•	have presence in the global reprographic paper market;

•	consolidate our leadership position in the growing regional market for wood-free printing, writing, copying and specialty papers;

•	expand our production capacity through both mill expansion and strategic acquisitions, alliances and joint ventures to meet increased demand in both the domestic and export markets; and

•	achieve sales of 4 million tons per year of market pulp and 2 million tons per year of printing and writing papers by 2020.

          Expand our presence in the international pulp market

          We intend to take advantage of our competitive strengths to increase our market share in the international pulp market.  In 2005, we sold approximately 91% of our market pulp tonnage outside of Brazil (91% in 2004), compared to 2% in 1996 when we began exporting.  The high forest yields due to climate and soil conditions in Brazil, the short harvest cycle, the high technology, productivity and sustainability of our forest operations and our use of cloning methods are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market.  Our investment in Aracruz and the Jacareí expansion reinforce our presence in the international pulp market.  Our investment in a new forest base in the South of Brazil is the source for future organic growth in the pulp business.

          Maintain our leadership position in the growing regional market for coated, thermal and carbonless papers

          We are currently a market leader for value-added papers, such as coated papers, in Brazil.  We are also one of the market leaders for uncoated printing and writing paper in Brazil.  We expect domestic demand to grow along with the expected growth in the economy of Brazil over the next few years.  In order to consolidate our market position, we focus on long-term relationships with our customers by seeking to increase our understanding of our customers and their industries and to tailor our products to their specific needs.  Our investment in Ripasa strengthens our presence in the domestic coated and uncoated market.

          Continue to shift our paper sales mix toward higher margin products

          We believe that an improved product mix with more value-added products can increase operating margins even if average paper prices do not improve significantly.  In addition, these products are subject to less cyclical price variations.  Therefore, we seek to increase our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers; our sales of these papers increased to approximately 50% of our net paper sales in 2005, from approximately 33% in 1997.  We are producing higher margin products to replace products that Brazilian consumers previously had to import, such as labels for beer and soft drinks.

          We have developed our production facilities for thermal and carbonless papers through a licensing arrangement with a leading producer in the area of chemical papers, Oji Paper, which allows us to benefit from Oji Paper’s technology.  We expect to continue to benefit from an increase in domestic demand, as well as to gain market share from imports of coated and specialty papers, which have become less competitive due principally to the continuous devaluation of the real from January 1999 through 2002.  Continuing a trend that initiated in 2003, in 2004 and 2005, we estimate that we lost approximately 7% of our coated paper domestic market share mainly to imports, which became more competitive as the real appreciated against the U.S. dollar.  We plan to take advantage of the opportunity to recover our market share when the real depreciates or stabilizes against the U.S. dollar.  We also will continue to work closely with our customers to develop new products.

          Increase operating efficiencies

          We intend to remain a low-cost producer of pulp and paper by continuing our ongoing program to increase operating efficiencies and reduce operating costs per unit.  We intend to continue to:

•	focus on reducing wood costs through increased eucalyptus yields and reduced harvesting costs;

•	focus on improving the efficiency of our operations through investment in harvesting equipment, production facilities and advanced information technology; and

•	improve information flow to facilitate decision-making.

          Continue to develop state-of-the-art technology in the forest area

          Technological research and improvement has made it possible to attain productivity records, together with less impact on the environment.  In the forest area, the gain in competitiveness is a result of the adoption of modern forestry practices and an intense research program.  Wood production per hectare reached 45-50 cubic meters, compared to 30 cubic meters recorded in 1987.  We use the most modern technology for planting, harvesting, storing and transporting with a completely mechanized system.  The genetic improvement of eucalyptus trees allowed for the plantings of clones of selected trees, resulting in higher productivity.  Today, 95% of planting is done with cloned seedlings. We have achieved speed, better seedling use and quality thanks to a pioneering procedure of multiplication of clones.

          Expand our forest and mill production capacity through both expansion and strategic acquisitions to meet increased demand in both the domestic and export markets

          We intend to further increase our production capacity through both the expansion of existing facilities (including the Jacareí expansion) and strategic acquisitions.

          We are also investing in a new forest base in the south of Brazil, preparing fiber supply for future growth.  Between 1996 and 2005, the average annual rate of paper consumption in Brazil increased by 5.5%1.  In recent years, there has been a marked increase in paper consumption in Brazil.  We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time.  We increased our pulp production capacity through our expansion project at our Jacareí mill to a production capacity of 1.4 million tons annually.  We expect to reach 1.5 million tons of pulp capacity after 2006, when the debottlenecking at the new line in Jacareí mill is completed.  We also closely monitor developments in the Brazilian and global pulp and paper industry.  We continue to pursue growth opportunities to create value for our shareholders through strategic acquisitions, alliances and joint ventures and we intend to participate in the continuing consolidation among pulp and paper producers, both domestically and internationally.

Our Products

          We produce a variety of pulp and paper products.  We produce pulp both for sale (market pulp) and for use in our paper production.  We sell hardwood bleached market pulp, both to the Brazilian domestic market and to the export market outside Brazil.  We produce coated and uncoated printing and writing paper and other specialty/chemical papers.  Within the printing and writing paper category, we produce cut-size, folio-size, and rolled products.  The following table sets forth the breakdown of our sales revenues for the periods indicated:

	Years ended December 31,

	2005	2004	2003

Market Pulp	39%	38%	34%
Paper:
Uncoated (P&W/Cut Size)	31%	33%	37%
Coated	14%	12%	13%
Specialty / Chemical papers	16%	17%	16%

Pulp

          Production

          The following table sets forth our total hardwood pulp production, total Brazilian hardwood pulp production, and our hardwood pulp production as a percentage of total Brazilian pulp production for the periods indicated:

[1] Source: BRACELPA

	Years ended December 31,

	2005	2004	2003

VCP’s production (in tons)	1,372,000	1,346,840	1,166,100
Total Brazilian production (in tons)	8,093,529	7,612,426	7,098,339
VCP’s production as percentage of total Brazilian production	17.0%	17.7%	16.4%

Sources: Bracelpa and VCP. Figures for Brazilian production changed due to updated reports released by Bracelpa.

          Sales

          In 2005, we sold 866,951 tons of bleached pulp as market pulp to third parties in the domestic market and outside of Brazil.  We had a 14% share of the Brazilian domestic market for bleached hardwood pulp in 2005.  In recent years, however, we have sought to increase our sales of market pulp outside of Brazil.  In 2005, approximately 91% of our market pulp sales volume was to customers located outside of Brazil.  The following table sets forth our net sales of pulp to the export market by geographic region for the periods indicated:

	Year ended December 31,

	2005		2004		2003

	Tons	% of Total	Tons	% of Total	Tons	% of Total

North America	75,987	9.7	85,544	11.2	85,566	16.1
Latin America	1,608	0.2	3,044	0.4	—	—
Europe	474,484	60.3	347,371	45.4	238,978	45.1
Asia/Middle East/Oceania	234,865	29.8	328,404	43.0	205,065	38.7
Africa	—	—	—	—	339	0.1

Total Exports	786,944	100.0	764,363	100.0	529,948	100.0

          In 2005 Santher was our largest domestic customer of pulp, followed by Arjo Wiggins and IBEMA.  Georgia Pacific, APP China, M-Real and PKS were our largest customers of pulp outside of Brazil.

          Demand for our pulp has generally exceeded our production capacity even during cyclical downturns of the pulp industry, and, according to a study conducted in April 2006 by Hawkins Wright, an independent international consulting firm, the projected average demand growth in the world for bleached eucalyptus kraft pulp, or BEKP, is 6.8% per year from 2005 to 2010 (and 1.1% per year for the total white pulp demand), while the total white pulp capacity (including BEKP) projected average growth is 2.2% per year in the same period.

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

Paper

          Our paper products can be divided into three major categories:

•	uncoated printing and writing papers;

•	coated printing and writing papers; and

•	carbonless and thermal and other specialty papers.

          The production and sale of uncoated printing and writing papers is our major line of paper business, accounting for approximately 51% of our total net paper sales and 90% of our paper exports in 2005 and 64% of our total net paper sales and 93% of our paper exports in 2004.  The following table provides a brief description of our principal paper products and lists the facilities where they are produced:

Product	Description	Facility

Coated printing and writing paper

Coated woodfree paper used for labels, self-adhesive, flexible packaging markets and publishing sector (magazine, book and catalogue) inserts brochures and other publications; pioneer line of coated cut-size paper for small/home office market designed for printing of high-resolution and high-quality images; coated paper to be used on labels for plastic PET soft drink packaging.

Jacareí Piracicaba

Uncoated printing and writing paper	Uncoated woodfree paper in reels, sheets and cut-size designed for maximum performance in photocopying machines and laser and inkjet printers, and alkaline offset paper.	Luiz Antônio Jacareí

Carbonless paper	Used to produce multi-copy forms for credit card receipts, invoices and other applications in place of traditional carbon paper.	Piracicaba

Thermal paper	Traditionally used in fax machines; new applications include supermarket receipts, bar code labels, toll tickets, water and gas bills and receipts for ATMs and credit card machines.	Piracicaba

Other specialty papers	Our specialty papers include art paper for catalogues, folders, letters, envelopes, etc.	Mogi das Cruzes

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

          The following table sets forth our paper production, total Brazilian paper production, and our total paper production as a percentage of total Brazilian production for the periods indicated:

	Year ended December 31,

	2005	2004	2003

VCP’s production (in tons)	676,000	660,740	672,953
Total Brazilian paper and paperboard production (in tons)	8,597,716	8,452,411	7,811,137
VCP’s production as percentage of total Brazilian production	7.9%	7.8%	8.6%

Sources: Bracelpa and VCP. Changes in figures for 2003 and 2004 are due to report updates from Bracelpa.

          Printing and Writing Paper.  According to Bracelpa, in 2005, we were Brazil’s third largest producer of uncoated offset paper and second largest producer of uncoated cut-size paper, and we ranked first in coated paper production.  During 2005, we produced 595,000 tons of printing and writing paper consisting of approximately 451,000 tons of uncoated and 144,000 tons of coated paper.  Our coated paper is used for a variety of purposes, including labels, inserts, brochures and magazine covers.  Uses for our uncoated paper include notebooks, books and continuous forms.  We produce coated and uncoated paper in reels and sheets and in cut-size paper.  We currently have estimated domestic market shares of 33%, 17% and 24% in the coated, uncoated (offset) and cut-size printing and writing markets, respectively.

          The following table sets forth our printing and writing paper production, total Brazilian printing and writing paper production and our production as a percentage of Brazilian production of such products for the periods indicated:

	Year ended December 31,

	2005	2004	2003

VCP’s production (in tons)	595,000	576,687	603,122
Uncoated paper (in tons)	451,000	444,052	488,787
Coated paper (in tons)	144,000	132,635	114,335
Total Brazilian production (in tons)	2,414,014	2,364,565	2,273,201
VCP’s percentage of Brazilian production	24.6%	24.4%	26.5%

Sources: Bracelpa and VCP.

          Carbonless and Thermal Papers.  In 2005, we manufactured 60,000 tons of carbonless and thermal paper at our Piracicaba production facility.  We produce carbonless and thermal paper in reels and sheets for use as facsimile and medical paper as well as supermarket receipts, banking and commercial automation paper, bar code paper, toll tickets and commercial invoices.

          In addition, we have a technology transfer agreement with Oji Paper pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal paper.  The agreement also grants us an exclusive, non-assignable license to manufacture and sell certain thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East.

          Other Specialty Papers.  We are one of the largest producers of specialty papers in Latin America.  In 2005, we produced 21,000 tons of other specialty papers from our Mogi das Cruzes facility, including art papers for catalogues, folders, letters and envelopes and finish foil for the furniture industry.

          The following table sets forth our carbonless, thermal and other specialty paper production, Brazilian carbonless, thermal and other specialty paper production as a total and our total production as a percentage of the total Brazilian production of such products for the periods indicated:

	Year ended December 31,

	2005	2004	2003

VCP’s carbonless and thermal paper production (in tons)	60,000	61,798	56,379
VCP’s other specialty paper production (in tons)	21,000	22,264	13,452

Total (in tons)	81,000	84,062	69,831

Sources: VCP.

Sales

          We sell our paper products around the world.  The following table sets forth our net sales of paper to the export market by geographic region for the periods indicated:

	2005		2004		2003

	Tons	% of Total	Tons	% of Total	Tons	% of Total

North America	66,551	33.3%	62,726	34.9%	56,088	33.3%
Latin America(1)	53,767	26.9	43,756	24.4	32,251	19.2
Europe	61,173	30.7	53,889	30.0	47,469	28.2
Middle East/Asia/Africa/Other	18,216	9.1	19,158	10.7	32,404	19.3

Total Exports	199,707	100.0%	179,529	100.0%	168,212	100.0%

(1) Excluding Brazil.

          The following table sets forth our domestic sales of specialty, carbonless and thermal paper, Brazilian specialty, carbonless and thermal paper sales, and our sales as a percentage of Brazilian sales for such products for the periods indicated:

	Year ended December 31,

	2005	2004	2003

VCP’s carbonless and thermal paper sales (in tons)	60,669	62,076	57,961
VCP’s other specialty paper sales(1) (in tons)	33,765	34,868	28,905

Total (in tons)	94,434	96,944	86,866

(1)	Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.
Source: VCP

          Printing and writing paper represents the largest category of paper exports from Brazil.  In 2004 and 2005, we exported 179,438 tons and 199,424 tons, respectively, of printing and writing paper, which primarily consisted of uncoated paper.

          The following table sets forth our exports and domestic sales of coated and uncoated papers for the periods indicated:

	Year ended December 31,

	2005	2004	2003

VCP’s exports (in tons)	199,424	179,438	167,663
Brazilian exports (in tons)	903,527	766,878	765,015
VCP’s percentage of Brazilian exports	22.1%	23.4%	21.9%
VCP’s domestic sales (in tons)	331,434	338,175	313,024
Brazilian market (in tons)	1,496,003	1,568,887	1,420,189
VCP’s percentage of Brazilian market	22.2%	21.6%	22.0%

Sources: Bracelpa and VCP.

          The customer base for our paper products is very diversified.  None of our customers individually accounted for more than 10% of our domestic or international sales of paper products in 2005.

Raw Materials

          Wood

          Our pulp production is 100% based on bleached eucalyptus hardwood grown in sustainable forest plantations.  We use modern technologies that enable us to obtain high product quality in producing ECF pulp and VCF pulp.

          We rely exclusively on eucalyptus trees to meet our pulpwood requirements.  Eucalyptus trees in Brazil are among the fastest growing trees in the world.  High technology, climate and soil conditions in Brazil allow for eucalyptus tree harvest rotations of approximately seven years as compared to harvest rotations of approximately 10 to 12 years in Chile and up to 25 years in the United States.  The optimal time to harvest our trees is approximately seven years from the time of planting.

          Energy and chemicals

          We use several sources to generate thermal and electrical energy for the pulp and paper production process, including biomass derived from wood debarking, chip screening rejects, fuel oil, natural gas and black liquor.  By producing electricity internally, we realize substantial savings compared to purchasing electrical energy in the open market.  In 2005, we generated approximately 59% of our energy requirements for the pulp and paper production process internally, of which 89% is from renewable fuels, such as biomass and black liquor, and 11% is from non-renewable fuels, such as fossil fuels (oil and gas).  Recovery boilers recycle substantially all of the chemicals used in the pulp production process.  We believe that our sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

          In 2005 we purchased approximately 41% (34% in 2004) of our energy requirements from concessionaires, including CPFL—Companhia Paulista de Força e Luz (for the Luiz Antônio and Piracicaba facilities), Bandeirante (for the Jacareí and Mogi das Cruzes facilities) and Eletropaulo (for our headquarters), as well as from fuel oil and natural gas suppliers.  The increase in 2005 was due to a three month maintenance overhaul of a generator at the Luiz Antonio mill.  Approximately 37.7% of the voting shares of CPFL are indirectly owned by VBC, a joint venture that is 33% owned by VPAR, our indirect shareholder.  In 2006, we will start-up a new combined cycle gas turbine and heat recovery boiler in the Jacareí mill, and consequently will reduce the global percentage of our purchased electrical energy from 41% to around 25%.  We believe that the new gas turbine system will improve our already low dependence on external supplies of energy.  We believe our secure sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

          The pulp production process traditionally involved the use of elementary chlorine.  In recent years, demand for pulp that is bleached with little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water.  This pulp in which no elementary chlorine is used in its bleaching, is known as elementary chlorine-free pulp, or ECF.  It uses chlorine dioxide instead.  As a result, we only produce ECF pulp.  Our bleaching sequences are based mostly on oxygen compounds, such as oxygen, ozone and hydrogen peroxide, which are more environmentally friendly.  In addition, we have developed a bleaching process referred to as Votorantim chlorine-free, or VCF pulp, which utilizes a smaller amount of chlorine dioxide than the ECF process.  In 2005, 100% of our pulp was produced without the use of elementary chlorine.

          At December 31, 2005, we had long-term “take-or-pay” contracts with suppliers of chemical products for periods from 1 to 13 years.  Our contractual obligations in connection with such contracts are US$ 35 million per year.  See note 14(d) to our financial statements.

          In June 2005, we established a contingency plan to minimize the risk of a reduction in the natural gas supply from Bolivia, given the political turbulence in that country.  The natural gas consumption represents approximately 6.5% of our energy requirements.  The contingency plan assumes that up to 65% of our natural gas needs would be rationed.  The plan involves the proportional transition of our energy needs from natural gas to fuel oil.  This is possible given the flexible energy sources.  The replacement of natural gas by fuel oil would imply an increase in the consumption of fuel oil in the Jacareí and Piracicaba mills; however the impact on costs would not be material, representing less than 1% of our operating costs.  In 2005, approximately 49% of the natural gas’ apparent consumption in Brazil was supplied by imports from Bolivia.  Our needs of natural gas are fully supplied by Comgás (Companhia de Gás de São Paulo).  Comgás participates in a committee created together with the Federal government to identify risks and alternatives to minimize the impact of any natural gas rationing of Brazil’s industry.

          Water

          We presently require about 40 cubic meters of water per ton of pulp.  The costs of obtaining our water were not a significant component of our total cost of raw materials in 2005.  We get our water from several rivers in the state of São Paulo, Brazil, including the Paraíba do Sul, Piracicaba, Mogi Guaçu and Tietê.  We believe our average water supplies are currently adequate and that our water consumption per ton is very low; particular in the Jacareí mill (32 cubic meters per ton) because of that facility’s use of more modern technology.

          Beginning in 2003, the Brazilian government imposed tariffs on the industrial use of river water.  For the Paraíba do Sul River, which is located near the Jacareí mill, the levying of tariffs related to water consumption started in the beginning of 2003.  From our experience to date, the imposition of such tariffs has not had a significant impact on our production costs.  The levying of tariffs for water consumption from the Piracicaba River may begin in 2006 or early next year.  For the other rivers from which we use water, the imposition of tariffs is unlikely to start before 2007.

Transportation

          We use trucks that are owned and operated by independent contractors to transport wood from our forests to our production facilities.  Our forests are located an average distance of 287 kilometers from our pulp mills.  We also use trucks owned and operated by third parties to transport finished pulp and paper products from our facilities to our customers in Brazil and other regions in Latin America or to the port of Santos.  Santos is located on the coast of the state of São Paulo approximately 380 kilometers from the Luiz Antônio mill and 150 kilometers from the Jacareí mill.

          In 1998, we obtained a concession from the state government of São Paulo to operate a terminal and a warehouse in Santos under a renewable ten-year operational lease agreement with CODESP, which is the government-owned corporation that owns and operates the port.  This lease was non-cancelable during the initial period and is set to expire in 2007.  In September 2003, an amendment to the agreement renewed it for another ten years from September 2007 to September 2017.  The terminal has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs.  Our yearly expense for this has been approximately US$ 0.1 million, and future annual lease payments under the CODESP lease will also be approximately US$ 0.1 million per year.  There is no contingent rent under the contract.  In addition, in 2001, we rented another warehouse at the terminal in Santos in anticipation of future increases of our pulp exports as a result of the Jacareí expansion.  This expanded our total warehouse area in Santos to 12,520 square meters from 9,550 square meters, and our total warehouse volume capacity in Santos increased to 38,000 tons from 28,000 tons.

          In December 2002, we signed a contract with MRS Logística S.A., or MRS, a private railway concession, in order to invest in a private railway from the Jacareí plant to the port of Santos to transport pulp to the port from the mill.  In March 2005, we signed another contract with MRS to transport wood to our Jacareí mill and also approved an investment to construct a railway terminal to receive this wood in the Jacareí plant.  The new wood terminal has been operational since October 2005 and has granted a relevant reduction on VCP’s wood transportation costs.  As part of our agreement with MRS in 2002 MRS was responsible for the reconstruction of the 27-kilometer railway and the investment in dedicated railway wagons, while we were responsible for the construction of the building of terminals inside the Jacareí plant and at the port of Santos.  Total investment was approximately US$ 9.4 million and we were responsible for 50% of the costs incurred, which has been disbursed.  The pulp transportation agreement also requires the transportation of a minimum tonnage, equivalent to US$ 7.4 million per year, over a ten-year period.  For the wood transportation agreement, the minimum tonnage requirement is equivalent to US$ 1.3 million per year, starting in 2006.  In 2005, we shipped 800,000 tons of pulp and 30,000 tons of wood through MRS and paid US$ 8.4 million to MRS.

          In 2003, we hired logistic operators for inbound and outbound products for the plants in Jacareí and Luiz Antônio.  These services were outsourced to TNT Logistics and Wilson & Sons operators.  Two logistics operators (Wilson Sons and TNT) were contracted to handle all the operational activities, from receiving the raw material to delivering the product to the final customer.  This has resulted in lower costs, gains of scale, lower investment in infrastructure and greater specialization in providing services to clients.  For the wood sector, a multi-model solution combines rail and road transport to deliver forestry products to the industrial units.  Through an agreement with MRS Logística, the pulp is transported by train from the Jacareí unit to the port of Santos.  This cuts logistical costs by 25% compared with road transport.  We operate our own terminal in the port of Santos which also cuts costs and brings flexibility in exporting.  For paper exports, a system of loading the products which are already in pallets ensures the integrity of the product, dispenses with the need for containers and makes the sales process more flexible since there is no need to wait for ships to become available or be completely loaded.  Another logistical advantage comes from KSR, a paper distribution unit which is the leader in the sector in Brazil.  KSR plays a strategic role by reaching all regions of Brazil and servicing clients in areas such as printing, editorial, stationery, copying, small business, converters (forms, notebooks), newspaper and public bodies.  KSR has 27 affiliates and an automated storage system which results in a fast service, supported by a specialist fleet which can make deliveries throughout Brazil.

          We are also developing multimodal wood shipment projects (which include transportation by train and trucks), which we named Door to Door, in a partnership with ALL – América Latina Logística, or ALL, which was implemented in September 2003 to bring wood from Guaíba (Rio Grande do Sul) to São Paulo.  We invested US$ 0.3 million in this project to adapt railway wagons to load wood.

Marketing and distribution

          We sell our pulp and paper products in both the domestic and export markets.  In 2004 and 2005, approximately 91% and 92%, respectively, of our sales volume of market pulp and 29% and 32%, respectively, of our sales volume of paper products were made outside of Brazil.  Our internal sales staff consists of 67 employees operating throughout Brazil.  In addition, 285 employees (including 100 independent sales agents) are assigned to KSR, which is our paper distributor.

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

          In April 2001, we incorporated VCP Exportadora, a wholly owned subsidiary, which was formed to ensure that we are well positioned in the global market for the production of pulp and uncoated copying paper, and that we maintain our position as a leader for coated paper in our regional market.  In addition to being an important component of our growth, VCP Exportadora and its subsidiaries play an important role in establishing direct relationships with our customers worldwide.  We also expect to incorporate or use subsidiaries abroad that will provide better access to our international customers and their international financial markets and will act as vehicles for future acquisitions outside Brazil.  Currently, our pulp and paper products are distributed overseas through VCP Overseas; Newark Financial Inc., or Newark, a wholly owned subsidiary of VCP Exportadora; VCP North America and VCP Trading.  In April 2006, for administrative and economic reasons, we merged VCP Exportadora e Participações S.A., VCP’s wholly owned subsidiary, into us and assumed all of the assets and liabilities relating to its export operations.

          Paper

          In 2005, approximately 68% of paper sales volume and 76% of our net revenues derived from paper came from the domestic market compared to 71% and 77%, respectively, in 2004.  We sell 16% of our paper products through KSR.  Domestically, KSR’s distribution network consists of 26 branches, which are strategically located with warehouses used for storage purposes, and a workforce composed of 100 independent sales agents.  In 2005, KSR was the segment leader in paper distribution in Brazil, with a market share of approximately 17% of the distribution sales.  Through KSR, we sell our paper products to approximately 18,000 customers, including small printers, stationery stores and industrial companies throughout Brazil, as well as the Brazilian government.

KSR also sells the products of other paper companies in areas where they do not compete with us, in both the export and domestic markets.  As a result, we are able to offer a wide range of complementary products, with prompt delivery.  In 2005, through KSR we had net revenues of US$ 112 million, representing 21% (US$ 95 million and 15%, respectively, in 2004) of our total consolidated paper sales in the domestic market.

          Sales of our products to our domestic customers are for cash, credit or through a program called the vendor program.  For purposes of this annual report, we have referred to our credit sales as the “non-vendor program.”

          The vendor program is available to some of our domestic customers, and approximately 22% of our domestic sales in 2005 were made by this method.  Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product.  We, as the vendor, act as a guarantor under the arrangement with the bank so that the customer can take advantage of lower interest costs.  The lower interest rate is a result of the bank typically looking to us, and not our individual customers, as the primary support for the credit risk.  The vendor program is a means by which the bank essentially finances customers’ purchases.

          A customer applying for the vendor program must first be approved by us.  If we determine that the customer is creditworthy, the customer enters into a standard-form agreement with the bank that is providing the financing, which is guaranteed by us.  The bank then forwards to us an amount of money equal to the purchase price of the products sold.  The standard-form agreement into which the customer enters with a bank specifies loan repayment terms that are generally more favorable than prevailing market rates because the customer receives the benefit of our financial strength through our guarantee.  We guarantee full repayment of the loan and, in the event of a customer default, the bank charges our cash account for the principal amount of the loan, plus interest, 15 days after the due date of the loan.  We closely monitor the collection of these amounts and are advised by the bank once amounts have been settled.  If we are called upon to settle the obligation with the bank, we pursue the customer through legal proceedings for final settlement of amounts due to us.  The accounting and management controls exercised over these “receivables” are no different from our systems in place to monitor our direct receivables due from direct sales customers.  We consider this vendor program to be an important component of our sales and marketing efforts and believe that the favorable credit terms we are able to offer our customers give us an additional competitive advantage.

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

          We estimate that for 2003, 2004 and 2005, an average of approximately 2% of our total number of regular domestic customers (approximately 22%, 21% and 22%, respectively, of total domestic sales value) obtained our guarantee for their loans.  At December 31, 2005, we had 46 customers, but only 15 of them were active, under the vendor program, with the average amount per customer based on our vendor program exposure at US$ 9 million.  Our vendor program exposure was US$ 51 million at December 31, 2003, US$ 71 million at December 31, 2004 and US$ 57 million at December 31, 2005.

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

          Historically, amounts of guarantees we have paid, net of amounts recovered from customers, have been negligible.  In 2005, 2004 and 2003, we recovered 100% of the amounts we paid under guarantees.

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

Competition

          The international markets for pulp and paper products are highly competitive and involve a large number of producers worldwide.  As an integrated pulp and paper producer, we compete not only with other integrated pulp and paper producers but also with companies that produce only pulp or paper.  Many of these producers have greater financial resources than we do.  Our production levels have been, and will continue to be small by comparison to overall world pulp and paper production, and the prices for our products will depend on prevailing world prices and other factors.

          According to Hawkins Wright (an “Outlook for Market Pulp” published in April 2006), at December 31, 2005, world market pulp capacity reached 51.5 million tons per year.  During 2005, capacity increased by 1.2 million tons per year, of which 0.4 million tons per year constituted bleached hardwood kraft pulp, mainly because of two hardwood mills in North America that were integrated to paper, representing an overall reduction of 785,000 tons of hardwood pulp.

          Based on 2005 net revenues of Brazilian pulp and/or paper producers, we were the second largest Brazilian producer, behind Aracruz.  In the domestic market, with respect to market pulp, we had the second largest Brazilian market share in terms of volume, with 14%, behind Lwarcel Celulose e Papel S.A., with 20%.

          According to Bracelpa, with respect to writing and printing uncoated paper, we were the third largest Brazilian producer in 2005 in terms of volume, producing more than Ripasa, but less than International Paper and Suzano/Bahia Sul.  In addition, in 2005, we were the leader in Brazil in the production of certain specialty papers and carbonless and thermal paper.  We had a leadership position in 2005 in coated paper in Brazil with a 33% market share followed by Ripasa and Suzano with a 20% market share.  Our main competitors in carbonless and thermal paper are located outside Brazil.

          On July 2, 2003, Aracruz announced the purchase of all shares of capital stock of Riocell S.A., or Riocell, from Klabin S.A. and Klabin do Paraná Produtos Florestais Ltda.  The Riocell mill is located in the state of Rio Grande do Sul.  Riocell produces bleached eucalyptus kraft pulp.

          Aracruz and Stora Enso announced the start-up of their Veracel joint venture in May 2005 and full capacity was reached before year-end.  Bahia Sul announced that it would build a new 950,000 tons per year BEKP line, which would begin in the second half of 2007.

          In November 2004, we signed an agreement with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, for the acquisition of all of the common and preferred stock of  Ripasa.  On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest – 38.795%) indirect interest in the voting capital and 46.06% (our interest – 23.03%) indirect interest in the total capital of Ripasa, by the amount of US$ 278 million.  A purchase option was also signed for the sale of 37,449,084 common shares and 12,388,719 preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, to be exercised within six years, for a total amount of US$ 160.31 million.  Following a restructuring of Ripasa, the remaining minority shareholders of Ripasa are expected to be issued a tender offer to exchange their shares for shares of VCP and Suzano.

          The purchase of Ripasa is being analyzed by Brazilian antitrust authorities and is subject to their review and approval. The acquisition of the controlling stake in Ripasa by us and Suzano was completed on March 31, 2005.  Under the terms of the acquisition

•	129,676,966 common shares and 41,050,819 preferred shares of Ripasa were acquired and paid for on March 31, 2005, representing 77.59% of the voting stock and 46.06% of the total stock, and

•

37,449,084 common shares and 12,388,719 preferred shares of Ripasa are to be acquired by purchase and sale options to be exercised within six years, representing 22.41% of the voting stock and 13.45% of the total stock.

          On July 20, 2005, VCP and Suzano announced a reestructuring plan for Ripasa, including a delisting of Ripasa through a share exchange by VCP’s and Suzano preferred shares.  Each of Ripasa’s preferred shares will correspond to 0.0072 VCP preferred shares and to 0.0167 Suzano class “A” preferred shares.  The reasons for the restructuring are: (i) to permit Ripasa’s current minority shareholders to hold VCP and Suzano shares, which were more liquid than those of Ripasa; and (ii) to allow future reorganization of Ripasa, which will permit cost reductions, operational gains, enhanced competitiveness and economies of scale for the companies.

          The restructuring plan was analyzed and approved by the CVM; however, certain minority shareholders filed a judicial action to suspended the process.  On April 26, 2006, VCP and Suzano entered into a judicial agreement with a group of Ripasa’s preferred shareholders, with the aim of settling  the claims challenging  Ripasa’s corporate restructuring,  and implementing the restructuring, once the conditions in the agreement were met.

          Once the conditions of the agreement are met (including suspension of the ongoing legal procedures relating to the restructuring, and the absence of any decision, judicial or administrative, that prevents or hinders the restructuring, or renders it inadvisable) and the restructuring concluded, which is expected to occur in July 2006, VCP and Suzano will pay the group of minority shareholders R$ 1.0538 for each Ripasa preferred share held by them (corresponding to an additional US$ 38 million cash disbursement by VCP).  VCP’s capital increased, in 2006, by R$ 573,629.83 from R$ 2,478,582,123.76 to R$ 3,052,211,393.59, upon the issuance of 12,532,009 preferred shares with no par value.  The acquisition of the share control in Ripasa and its future transformation into a production unit is still under analysis by the Brazilian antitrust authorities.

          For additional information on the Ripasa acquisition, see note 4 to the financial statements.

Environmental policies

          As part of our commitment to sustainable development, we plan to develop one of the largest forested areas in the state of São Paulo with approximately 210,000 hectares located near our industrial plants, of which approximately 40% has been preserved as native forest and/or set aside for environmental recovery.  In partnership with various universities, we conduct research and monitor the fauna and flora of the region.  By the end of 2005, VCP owned a forest area of 285,000 hectares (including the ones in the State of São Paulo), of which 43% are preserved as conservation areas with native forests.  For conservation areas, environmental planning may adopt the following options: Planting and recovery of native species; recovery by means of natural regeneration; soil recomposition and others.

          Since 2001, we have implemented a new integrated policy for quality of the environment, health and safety, based on the following principles:

•	to fulfill the needs and expectations of investors, customers, suppliers, professionals, communities and other parties involved in our business;

•	to operate responsibly and in compliance with laws, regulations and corporate commitments;

•	to ensure the integrity, qualification and career development of our employees; and

•	to provide continuous improvement in management systems and processes, including the prevention and reduction of wastes, accidents and adverse impacts on the environment.

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

          We obtained an ISO 14001 (environmental) certification for the forestry area and for the industrial area of the Jacareí mill on January 2004.  The Luiz Antônio industrial unit was ISO 14001 certified for quality environmental management standards in 2005.  All integrated industries, forestry areas in São Paulo and the port terminal of Santos are certified as conforming to international standards.

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

          A renewable licensing system was introduced in São Paulo in December 2002, according to which previously issued licenses shall be renewed upon CETESB’s convocation.  .  The new licenses issued by CETESB under this system shall be valid for periods of up to six years for installation licenses and ten years for environmental licenses.  The use of efficient environmental management systems and the practice of environmental auditing are taken into account by CETESB in granting longer validity terms for licenses. Our operations are subject to various environmental laws and regulations issued by these authorities, including those relating to air emissions, effluent discharges, solid waste disposal, odor and reforestation.  During 2003, 2004 and 2005, our capital expenditures relating to environmental matters were approximately US$ 20 million, US$ 7 million and US$ 23 million, respectively.  Capital expenditures were allocated to environmental projects and expenses.  We cannot assure you, however, that the implementation of more stringent environmental regulations in the future will not require significant capital or other expenditures.  For a description of certain legal matters relating to environment regulation, see “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Matters.”

          In Brazil, individuals or legal entities that violate environmental laws can be punished by criminal sanctions that range from fines to imprisonment, in the case of individuals, or dissolution, in the case of legal entities.  In addition, administrative sanctions that can be imposed include, among others:

•	fines;

•	partial or total suspension of activities;

•	forfeiture or restriction of tax incentives or benefits; and

•	forfeiture or suspension of participation in credit lines with official credit establishments.

          In addition to criminal and administrative sanctions, pursuant to Brazilian environmental laws, the violator must also repair the damage that was caused to the environment and/or indemnify third parties, regardless of the existence of actual fault.

          We have received a number of administrative warnings in the past five years for isolated violations of the maximum levels for emissions or effluents, including odors.  The largest payment we have made individually was related to a solid residue release that occurred on September 10, 2005, when an industrial embankment burst at the Jacareí unit and non-dangerous residues (class 2A) covered part of a road and a stream, causing reversible damage to the environment.  VCP took all necessary measures to reduce the damage to the environment and community.  VCP acted in a transparent manner by immediately notifying CETESB and other government agencies of the incident, as well as issuing a press release.  VCP was fined R$ 77,000 (or approximately US$ 32,000) by the government.  We developed a project to recover the industrial embankment and to reduce the damage to the environment,  representing an investment cost of approximately US$ 9 million, of which US$ 3 million were disbursed in 2005.

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

          Each of our units uses a two-stage process to treat the effluents generated during the production process.  During the first stage, solids such as fibers, clay and carbonates are removed from the effluents.  During the second stage, these solids undergo a biological treatment in which suspended and dissolved materials are broken down through the action of microorganisms.  We hired a third party to evaluate the quality of the effluents generated during the production process and with the results of these analyses, we implement actions to minimize the generation of effluents and maximize the reutilization in the process.  Our industrial units are developing alternatives that seek to reduce the consumption of water and the generation of effluents by optimizing the production process and increasing the reuse and recirculation of water.  In Jacareí mill, the closing circuit project reached a water reutilization rate of 85%.  In 2001, we completed construction of a new effluent treatment system at the Jacareí mill and completed an upgrade of the effluent treatment system at the Luiz Antônio facility.  For a description of the imposition of tariffs on river water use, see “—Raw materials—Water” above.

          Solid wastes

          We have identified productive uses for a portion of the solid waste generated during our pulp and paper production processes and have adopted the following programs for handling and disposal of such solid waste residue:

•	co-processing with ceramic manufacturing companies (Piracicaba and Jacareí mills);

•	licensed landfills (Jacareí and Mogi das Cruzes mills); and

•	use in forests as soil correction agents (Luiz Antônio mill).

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

          Insurance

          We maintain insurance policies for our mills against fire, lightning and explosion by any cause up to US$ 176 million and electrical damages up to US$ 451,000.  We renewed this insurance on December 1, 2005.  However, we do not maintain insurance against fire, disease and other risks to our forests.  We have taken steps to prevent fires from occurring at our forests, including the maintenance of fire observation towers, a fleet of fire engines and teams of fire-fighting personnel, which we believe are safe and cost-effective methods of fire prevention.  Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost-effective.  We do not make provisions for risks of loss from fire and other casualties.  We expense for the necessary amount when the damage is incurred.  We have not suffered a material loss from either fire or disease in the forests that we harvest.

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

          Paper Industry Overview

          There are six major groups of paper products produced by the paper industry:

•	newsprint paper, used to print newspaper;

•	printing and writing papers, used for a broad range of purposes, including writing, photocopying, commercial printing, business and computer forms;

•	tissue papers, used to produce tissue, toilet papers and paper towels;

•	packaging papers encompassing kraft paper, containerboard (corrugated paper and linerboard) and liquid packaging board;

•	cardboard; and

•	specialty papers.

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

           In 2003 and in 2005, Brazilian paper companies increased their export volumes in order to compensate the demand reduction in the domestic market. The scenario for 2004 was quite different.  In 2004, the Brazilian economy presented a significant recovery, ending the year with an increase in GDP of 4.9%, causing the Brazilian paper sector to present an increase in sales.  Regarding the international market, although the appreciation of the real of approximately 9% in 2004 and 13% in 2005 impacted our revenues, the volume sold increased due to a good economic environment, especially for the North American and European markets.  After suffering some years at low price levels, international paper prices start a recovery in the first half of 2006, with price increases being announced in February, April and June 2006, in both North America and Europe.

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

          Brazil’s high technology and natural advantages in forestry make it one of the world’s lowest-cost producers of pulp, and in the last 20 years Brazil has become an important pulp exporter.  As one of the world’s lowest-cost producers of pulp, Brazilian pulp producers are able to weather more favorably than other producers through periods of low pulp demand.  This shorter maturing period also enables Brazilian producers to expedite the process of genetically improving the Eucalyptus species utilized.  In this manner, the Brazilian Eucalyptus is one of the pulping trees species that have evolved more rapidly and consistently over recent years, resulting in significant improvements in its productivity.

          Capitalizing on its advantages in pulp production, Brazil has developed a diversified paper industry with modern technology and a potential for growth in both the domestic and export markets.  In recent years, there has been a marked increase in paper consumption in Brazil, which is an important indicator of the economic development of a country.  Between 1994 and 2005, the average annual rate of paper consumption increased by approximately 4% per year, reaching 7.3 million tons in 2005, according to Bracelpa.  We believe that there is growth potential for domestic consumption, because per capita consumption is still low in comparison with developed countries.  Per capita consumption of paper is estimated at 39.5 kilos per year, according to PPI, a news and information provider for the pulp, paper, converting forest products and allied industries.

          According to preliminary data from PPI, in 2005, Brazil was the eleventh largest paper producer and the seventh largest pulp producer in the world.  Brazilian pulp and paper companies have made large investments over the last ten years in order to compete more effectively and on a larger scale with traditional pulp suppliers in the international market.  In addition, technological development in the paper industry has been supported by the research efforts of major producers and by financing from BNDES.

          Consolidation in the Brazilian pulp and paper industry is currently under way.  The table below shows the market participation of the five largest producers in terms of sales for the years indicated:

	Year ended December 31,

	2005	2004	2003	2002	2001	2000

	(in thousands tons)
Brazilian pulp production (1)	10,126.2	9,620.1	9,104.2	8,011.5	7,412.0	7,463.3
Brazilian paper production	8,597.7	8,452.4	7,811.1	7,661.2	7,437.8	7,187.8
Total pulp and paper production	18,723.9	18,072.5	16,915.3	15,672.7	14,743.8	14,651.1
Total five top producers	NA	10,987.2	10,547.0	9,810.7	9,125.0	8,099.9
% Top five	NA	60.8%	62.4%	62.6%	61.9%	55.3%

(1) Pulp numbers represent pulp volume produced.
Source: Bracelpa. As of June 24, 2006, Bracelpa has not released figures for the five largest producers.

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

          By the last quarter of 1995, however, the international paper market began to show signs of strain.  Some of the reasons for this slackening were a slowdown in economic growth, particularly in the United States, more readily available supplies of certain grades of paper, due to improved mill productivity and the start-up of new machines, and a deceleration in end-user inventory building.  By January 1996, pulp prices were falling and continued to fall through the first quarter of 1999.  In the second quarter of 1999, international pulp prices began to rise and continued to rise throughout 2000.  After reaching a peak of around US$ 700 per ton in the second half of 2000, market pulp prices started to fall through the third quarter of 2001 primarily due to (1) inventory accumulation, (2) variations in the European Union unified currency, which raised the cost of pulp for the production of printing and writing papers and (3) the scheduled production downtime by Canadian producers, followed by that of U.S. manufacturers to combat growing inventory and maintain price levels.  At the beginning of 2001, Brazilian manufacturers, including us, slowed pulp production in response to the drop in demand and slowdown of the economy and to maintain a balance between supply and demand.

          During the second half of 2001, market pulp prices were around US$ 400 per ton.  In the fourth quarter of 2001, the market pulp prices began to increase as a result of the industry-wide decline in inventory as several producers scheduled production downtime in order to reduce growing inventory and maintain price levels.

          The average price for bleached eucalyptus kraft pulp, or BEKP, in 2002 was US$ 458 per ton (CIF North Europe).  Prices increased in the second quarter of 2002 and reached their highest level, US$ 510 per ton, in the third quarter of 2002.  The average price for BEKP in the fourth quarter of 2002 was US$ 470 per ton.  Pulp inventories also influenced prices with Norscan inventories totaling 1,339 thousand tons in June 2002, which was their lowest level since September 2000.

          In the beginning of 2003, prices started to increase primarily due to bad weather conditions in the southern part of the United States, which affected market pulp production and to production, curtailment in Asia caused by technical problems.  The average price for BEKP for the year ended December 31, 2003 was US$ 507 per ton.

          The pulp BEKP average price for the year 2004 was US$ 518 per ton.  China played an important role in 2004.  In the beginning of the year the international pulp consumption was greater than expected, especially from China, where pulp was needed for new plants, causing price increases throughout all regions during the first half of the year.  In the second semester of the year, the trend of pulp prices changed.  China took advantage of the combination of high initial inventories, accumulated in the first half of the year, and the seasonal low period to reduce its purchase volumes and resist rebuilding of inventories.  Also, European markets resistance to paper price increases, pressured by the appreciation of the euro in relation to the U.S. dollar, which reduced margins of these producers’ exports.  These conditions led to successive reductions in pulp prices over the third quarter of the year, closing at US$ 450 per ton in Asia, US$ 490 per ton in Europe and US$ 555 per ton in the United States.  As demand improved, international pulp prices began to increase in November of 2004 and in January, March and April of 2005, reaching US$ 570 per ton in Asia, US$ 600 per ton in Europe and US$ 635 per ton in the United States.  These prices remained stable during the second half of 2005, except in Asia where the price declined US$ 30 in the second half of the year.  The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to global demand and production and fluctuations in pulp prices.  During 2005 paper prices in the European and North American markets had not increased to match the increases in pulp prices, since the fourth quarter of 2004.  Therefore, margins for paper prices have continued to be low in those markets.  The first quarter of 2006 was marked by capacity adjustments and shut-downs, combined with a continuous expansion in global demand, which improved the international scenario, even during the northern-hemisphere winter, bringing prospects of new price increases.  In February, eucalyptus pulp prices went up by US$ 20 per ton in all regions.  In April we increased our price in the Asian markets to US$ 590 per ton.  The capacity adjustments also occurred on the paper side, and in the first half of 2006 we saw paper prices increasing for several grades in the United States and Europe.

          The following table sets forth the estimated cash production costs per ton of bleached hardwood kraft market pulp pre-sold in Northern Europe, Brazil and the United States for the third quarter of 2005, for producers in the regions indicated.  Cash production costs are total production costs less depreciation and depletion and does not include any transportation costs.  Amounts have been expressed on a per ton basis in U.S. dollars, with local currencies translated at prevailing exchange rates.  Particular producers may have production costs significantly above or below regional averages.

BHKP operating costs, Q3 2005	Cash production costs (per ton)

Indonesia	US$ 171
Brazil	200
Chile	272
Portugal	340
Finland	347
Spain	351
Sweden	351
France/Belgium	365
Southern U.S.	369
Eastern Canada	410

Source: Hawkins Wright.

C.      Organizational Structure

          Our operations are conducted by Votorantim Celulose e Papel S.A. as the controlling and principal operating company.  We are a member of the Votorantim group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.  In 2005, consolidated net sales of the Votorantim group reached approximately US$ 7.8 billion (US$ 6.3 billion in 2004) based on Brazilian GAAP, data translated to U.S. dollars at year end exchange rates, of which 18% (18% in 2004) represented pulp and paper activities.  Net consolidated sales include the industrial units of the Votorantim group, as well as Votorantim Finanças, which includes Banco Votorantim.  Our immediate parent company is VPAR, which in turn is controlled by Hejoassu Administração S.A.  Hejoassu is the formed by the Board Members of the Votorantim Group.  It is composed by family members, responsible for the main decisions and business strategies.  Hejoassu is controlled by the Ermírio de Moraes family.  See “Item 4—Information on VCP—Business Overview—Our Ownership Structure.”

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

          In order to facilitate access to our international customers and to the international financial markets, we have established two subsidiaries of Newark, VCP Trading and VCP North America, to manage our exports to clients in Europe and in North America, respectively, until 2005.  As of January 2006 we have been performing the total export sales from VCP Overseas Holding Kft.

          In November 2004, we signed an agreement with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, for the acquisition of all of the common and preferred stock of Ripasa S.A. Celulose e Papel, or Ripasa.  On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest – 38.795%) indirect interest in the voting capital and 46.06% (our interest – 23.03%) indirect interest in the total capital of Ripasa, by the amount of US$ 275 million.  A purchase option was also signed for the sale of 37,449,084 common shares and 12,388,719 preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, to be exercised within six years, for a total amount of US$ 160.31 million.

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

          On June 24, 2005 Voto-Votorantim IV, a wholly-owned subsidiary of VPAR, issued US$ 400 million, 7.75% Fixed Rate Notes due 2020 in the international capital market, under Rule 144A and Regulation S of the U.S. Securities Act of 1933.  VCP is a guarantor of 50% of the debt issued by Voto-Votorantim IV and in turn received US$ 200 million of the proceeds.  On September 6, 2005, we acquired a 50% interest in Voto-Votorantim IV and together with VPAR we are the guarantors for this operation.  Of the proceeds of US$ 200 million, US$ 125 million was used by St. Helen III to repay the debt incurred with Voto-Votorantim II.

          In April 2006, for administrative and economic reasons, we merged VCP Exportadora e Participações S.A., VCP’s 100% subsidiary, into us and assumed all of the assets and liabilities relating to our export operations.

The chart below shows our economic structure as of April 30, 2006 (% of total capital):

D.       Property, Plant and Equipment

          All of our production facilities are located in the state of São Paulo.  We have forests in the State of São Paulo and timberlands in the State of Rio Grande do Sul which have been acquired since 2004.  The state of São Paulo accounts for more than 33% of Brazil’s gross domestic product, and is home to most of the domestic consumers of pulp and paper products.  In 2005, our forests (including purchased wood) were located an average of 287 kilometers from our pulp mills, and our facilities are located an average of 200 kilometers from Santos, which is the port facility that we use for most of our exporting activities.  The relatively short distance between our forests, our plants and most of our domestic customers results in relatively low transportation costs.

          We own and operate two mills that produce both pulp and paper and two mills that produce only paper.  At December 31, 2005, our aggregate nominal pulp production capacity was 1,435,000 tons per year and our nominal paper production capacity was 645,000 tons per year.  The following table sets forth the distance between our forests and our mills, the distance of these mills to the port of Santos, and the nominal capacity of each mill at December 31, 2005:

Facility	Pulp/Paper	Distance from forest (pulp) or pulp mill (paper)	Distance from port of Santos	Pulp/Paper capacity (tons/year)	Major products

Jacareí	Pulp/Paper	350 km	150 km	1,050,000/185,000	Uncoated printing and writing paper; coated printing and writing paper

Luiz Antônio	Pulp/Paper	116 km	380 km	385,000/350,000	Uncoated printing and writing paper; offset, copier, laser printing and inkjet paper

Piracicaba	Paper	150 km	200 km	170,000	Thermal and carbonless paper; coated printing and writing paper

Mogi das Cruzes	Paper	50 km	100 km	20,000	Label paper; finish foil; soap wrapping board; light cardboard and other specialty papers

Source: VCP.

Eucalyptus forests

          We obtain a majority of our wood from approximately 209,000 hectares of land located in the state of São Paulo.  We own approximately 63% of this land, with the remaining 37% leased from third parties, of which 51% are other companies of the Votorantim group.  See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Leases of Forest Land.”  While we have enough wood to satisfy our requirements, from time to time and when the terms are attractive, we purchase wood from unrelated third parties for use in our paper and pulp mills.  In the year ended December 31, 2005, we consumed approximately 66% of our own wood and 34% of our wood from those third parties.

          At December 31, 2005, we owned or leased approximately 450 different tracts of forests for cultivation, making our wood supplies relatively dispersed.  Our forests are located an average of 287 kilometers from our pulp mills.  In order to reduce the average distance from our forests to our mills, we did not renew the leases of forests that were relatively far from our mills and, instead, have purchased forests that are closer to our mills.  Brazilian law requires that at least 20% of the land we own either remains uncultivated or planted with indigenous species of vegetation.  Of our own forests, approximately 62% consists of planted eucalyptus forest, approximately 34% is reserved for preservation and the remainder is used for other activities.

          Our strategic goal to guarantee fiber supply and ensure VCP’s long-term growth also includes the raising of a new forest area in the state of Rio Grande do Sul, currently with 76,000 hectares.  Growth in this region is driven by the availability of land at attractive costs, the proximity to Northern Uruguay (wood availability) and also the proximity to Rio Grande port, which will allow us the creation of an export platform.  The forestry productivity in this new area is similar to São Paulo forests and some other qualities of the region are the qualified labor force, the inter-modal transportation options and the favorable political, social and environmental conditions.

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

          As part of our reforestation efforts, in 2005, we planted approximately 22,700 hectares of eucalyptus in order to supply our wood requirements to produce pulp and also energy to supply Luiz Antônio and Jacareí mills.  The forests used to supply the Luiz Antônio mill typically yield between 40 and 45 cubic meters of pulpwood per hectare per year, while forests supplying the Jacareí mill generally yield between 45 and 50 cubic meters of pulpwood per hectare per year.  At seven years old, the normal time to harvest, these trees normally have an average productivity of 280 to 315 cubic meters of woodchip per hectare per year in Luis Antônio and 315 to 350 cubic meters per hectare per year in Jacareí.  These levels of productivity reflect the excellent climate conditions for growing eucalyptus trees in São Paulo State, with ample amounts of both sun and rain.

          In 2005 we grew approximately 47 million seedlings at our nurseries, all of which were planted in our forests or supplied to the tree-farm project.  To develop our eucalyptus forests, we select seedlings after strict testing, which are denominated as clones and enter into the production process.  We operate three nurseries for seedling production.  We use both seeds and seedlings cloned from rooted cuttings, a method also known as “vegetative propagation,” to carry out the planting of our eucalyptus trees.  Vegetative propagation results in trees with wood fibers that are extremely homogeneous and permits the propagation of trees with the most favorable genetic characteristics for pulp production.  These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” trees with fewer branches.  Greater tree standardization provided by cloning also allows for increased mechanization in tree felling and transportation, and makes it easier to adjust equipment and machinery to topographical conditions.  Nowadays, almost 100% of the seedlings used by VCP are obtained through the “vegetative propagation” method.

          We began to review concepts on community relations and the common good, as part of our contribution to social and economic development.  For example, we invited our neighbors in the state of Rio Grande do Sul to participate in a project in which we have already planted 23,000 hectares of eucalyptus.  We also launched the Forestry Savings program, an innovative way of cooperation and social inclusion involving our neighbors in the countryside.

Expansions

          We expect to spend approximately US$ 78 million in debottlenecking projects of which US$ 32 million were already disbursed in 2005 and US$ 46 million are expected to be disbursed in 2006.  This investment will further expand our annual pulp capacity by over 150,000 tons during the 2006-2007 period.  Simultaneously, we have been investing in the acquisition of land and eucalyptus plantations in the state of São Paulo, in the region surrounding our plant, and in forest reserves in the south of the state of Rio Grande do Sul in order to decrease our dependence on raw materials from third parties.  The project in the South also includes the construction of an industrial facility at the beginning of the next decade, for which socio-environmental licensing procedures have already begun.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

          None.

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

          Paper.  We produce paper for the domestic and international markets.  As part of our strategy for paper products, we have continued to increase the proportion of our sales of value-added products, such as coated, thermal and carbonless and other specialty papers, and to remain as a leading market share producer of these value-added paper products in the domestic market.  The percentage of our net sales of these value-added products in relation to our total net sales for paper in the Brazilian market was 45% in 2003, 47% in 2004 and 49% for 2005.  In 2003, we continued to increase exports of uncoated papers despite the appreciation of the real against the U.S. dollar because the weak domestic market conditions lowered domestic demand and shifted our sales to the export market.  In 2004, with the recovery of the domestic economy, we directed our sales volume growth to the domestic market.  In 2003, we estimate that we lost approximately 3% of our coated paper domestic market share mainly to imports which became more competitive as the real appreciated against the U.S. dollar.  In 2004, the better scenario in the local market allowed us to increase our coated paper sales, but we lost market share due to the competition with imported products, as a consequence of the weaker foreign exchange rate.  In 2005, we continued to increase exports of uncoated papers despite the appreciation of the real against the U.S. dollar because the weak domestic market conditions lowered domestic demand and shifted our sales to the export market.  Our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume were 30% in 2003, 29% in 2004 and 32% for 2005.  While we increased our sales of coated papers in the last two years, we lost market share to imports in the coated paper domestic market in 2004 and in 2005, as the real appreciated during that years.  We intend to take advantage of the opportunity to recover our market share if the real depreciates or stabilizes against the U.S. dollar.

          We have sought to increase the proportion of our production of value-added paper products, which have higher margins, using various strategies:  (1) in the domestic market, we are focusing our efforts on the increase of the proportion of our product mix devoted to coated, chemical and specialty papers, targeting specific segments of the market; and (2) in the export market, we increased sales of uncoated papers, especially cut-size.  We have increased our total volume of pulp sales due to the completion of the Jacareí expansion.  And we will increase even more during the 2006-2007 period due to the additional volume from the debottlenecking of this new line.  Since the new production line started up in December 2002, we have benefited from our ability to produce larger volumes of pulp at fixed costs that have not grown proportionally and from lower transportation costs relative to other producers.  See “Item 4—Information on VCP—Business Overview—Our Business Strategy.”  We have also responded to the increased demand in the international market by increasing our U.S. dollar-denominated pulp exports.

          The following table shows a breakdown of our total exports in 2004 and in 2005 in terms of volume by geographic location:

	Year ended December 31, 2005				Year ended December 31, 2004

	Pulp		Paper		Pulp		Paper

	Thousands of Tons	% of Total	Thousands of Tons	% of Total	Thousands of Tons	% of Total	Thousands of Tons	% of Total

North America	76.0	10%	66.5	33%	85.5	11%	62.7	35%
Latin America (1)	1.6	—	53.8	27%	3.0	—	43.8	24%
Europe	474.5	60%	61.2	31%	347.4	46%	53.9	30%
Asia and Africa	234.9	30%	18.2	9%	328.4	43%	19.1	11%
Total Exports	787.0	100%	199.7	100%	764.3	100%	179.5	100%

(1)	Excluding Brazil.

Prices

          All references to prices relate to average prices determined by dividing the net sales by the corresponding tonnage.

          Pulp.  Our pulp operations are affected by prevailing world market prices for pulp, the amount of pulp produced and sold worldwide, and the pulp requirements of our paper business.  The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical and subject to significant fluctuations over relatively short periods of time.  The price of pulp is quoted in U.S. dollars.  Domestic sales of pulp are denominated in reais; however, as export sales, they generally reflect the international price of pulp, which is denominated in U.S. dollars.  In the first quarter of 2003, severe weather conditions reduced harvesting in the United States and resulted in reduced pulp production.  This factor, along with strong demand in China, reduced inventories and caused prices in the first quarter of 2003 to climb to US$ 570 per ton in the United States, US$ 540 per ton in Europe and US$ 510 per ton in Asia.  Due to seasonal factors, pulp prices declined moderately in the second half of 2003 to US$ 550 per ton in the United States, US$ 510 per ton in Europe and US$ 470 per ton in Asia by December 2003.  Pulp prices averaged US$ 507 per ton in 2003.  In the beginning of 2004, international pulp consumption was greater than expected, especially from China, where pulp was needed for new plants, causing price increases throughout all regions during the first half of the year.  At March 31, 2004, prices reached US$ 500 in Asia, US$ 520 in Europe and US$ 545 in the United States, and US$ 530, US$ 550 and US$ 585 respectively in June.  In the second semester of the year, the trend of pulp prices changed.  China took advantage of the combination of high initial inventories, accumulated in the first half of the year, and the seasonal low period to reduce its purchase volumes and resist rebuilding of inventories.  Also, European markets resist to paper prices increases.  The average price of pulp in 2004 was US$ 518 per ton.  As demand improved, international pulp prices began to increase in November 2004 and in January, March and April 2005, reaching US$ 570 per ton in Asia, US$ 600 per ton in Europe and US$ 635 per ton in the  United States.  These prices remained stable during the second half of 2005, except in Asia where the price declined US$ 30 in the second half of the year.  The first quarter of 2006 was marked by capacity adjustments and shutdowns, combined with a continuous expansion in global demand, which improved the international scenario, even during the northern-hemisphere winter, bringing prospects of new price increases.  In February, eucalyptus pulp prices went up by US$ 20 per ton in all regions.  In April, we increased our price in the Asian markets to US$ 590 per ton.  The capacity adjustments also occurred in the paper side, and in the first half of 2006 we saw paper prices increasing for several grades in the United States and Europe.

          The average C&F (Cost and Freight) price per ton for our export sales of bleached eucalyptus market pulp over the last several years was US$ 579 in 2000, US$ 382 in 2001, US$ 389 in 2002, US$ 456 in 2003, US$ 462 per ton in 2004, and US$ 511 per ton in 2005.  In the first quarter of 2006, the average C&F price increased to US$ 526 per ton.

          Paper.  Our paper operations are affected primarily by demand for paper in Brazil and by Brazilian economic conditions and, to a lesser extent, international paper prices.  Prices for printing and writing papers are generally linked to international prices.  In the second half of 2002, the devaluation of the real and the resulting increase in export volumes, especially for cut-size paper, created a shortage of paper in the domestic market and average prices increased by approximately 35% in reais, which partially offset the significant devaluation of the real.  In 2003, the real appreciated 22% against the U.S. dollar, but domestic paper prices remained fairly stable, resulting in higher prices in U.S. dollars.  In 2004, the real appreciated 9% against the U.S. dollar and the domestic market improved with the expectation of lower interest rates in Brazil, combined with a better scenario in the international markets.  As a result, domestic paper average prices increased an average of 8% in U.S. dollars, in 2004 compared to 2003.  In 2005, the real appreciated 13% against the U.S. dollar but the domestic market was weaker than expected, and this was combined with a weaker scenario in the international markets.  However, domestic average prices were almost stable in reais.  As a result, domestic paper average prices increased an average of 13% in U.S. dollars in 2005, as compared to 2004.  The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to global demand and production and fluctuations in pulp prices.  During 2005 paper prices in the European and North American markets had not increased to match the increases in pulp prices, since the fourth quarter of 2004.  Therefore, margins for paper prices have continued to be low in those markets. The first quarter of 2006 was marked by capacity adjustments and shutdowns, combined with a continuous expansion in global demand, which also improved the international scenario for paper.  In February and April 2006, international paper prices for cut-size papers increased in both the United States and Europe.  This improvement in international scenario for paper brought prospects of future new price increases.

          In response to the cyclical nature of the paper market, we have increased our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers, which are less sensitive to cyclical price variations, and we have increased our export capacities to offset eventual weaker demand in the domestic market.

Costs and operating expenses

          Our principal costs of production are incurred in reais and consist of raw materials (primarily wood and chemicals), labor and depreciation.  In 2005 our cost has increased significantly in U.S. dollars as a result of the appreciation of the real, pressuring our margins.  Our business is capital intensive and a portion of our costs is fixed.  We seek to maintain high capacity utilization rates to benefit from economies of scale and production efficiencies resulting from the operation of large, efficient production facilities and machines.  As a percentage of net sales, selling and marketing expenses were 10% in 2003, 12% in 2004 and 12% in 2005.  The increase of 5% in the export volumes and higher freight costs in 2005 has not resulted in proportionally higher selling and marketing expenses because they were offset by other cost savings.  We generally pay up to 10% of the FOB price to export and shipping agents, which varies by geographic region and responsibilities.  General and administrative expenses as a percentage of net sales were 4% each in 2003 and 2004, and 5% in 2005.  In the first quarter of 2006, the real continued to appreciate against the U.S. dollar, but VCP increased its margins through reduction of fixed and variable costs and improvement of market conditions.

Financial income

          We derive financial income from several sources, including interest on cash and cash equivalents.  Since January 1, 2001, we have derived financial income from accessing low-cost foreign-currency financing and investing the proceeds in higher-yielding Brazilian financial instruments.  The unrealized gains from cross-currency interest-rate swap contracts are recorded at fair market value on our balance sheet as an asset and in our statement of income as “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.”  We enter into these arrangements to reduce our exposure resulting from a possible devaluation of the real in relation to the U.S. dollar because a high proportion of our debt is denominated in U.S. dollars.  See “—Brazilian economic environment” and “—Liquidity and capital resources—Debt.”

Financial expenses

          We incur financial expenses from several sources, including short-term debt and long-term debt.  We principally seek long-term financing to fund our projects, which are generally of a long-term nature.  Short-term debt is comprised of U.S. dollar-denominated working capital from commercial banks and short-term secured loans.  Long-term debt consists of both U.S. dollar, mainly due to pre-payment export loans, and real-denominated debt, borrowed from BNDES.  We have consistently derived profits from arbitrage when we borrow funds in U.S. dollar-denominated liabilities and invest amounts in real-denominated assets despite the hedging costs involved, but we do not incur such debt in order to gain from that arbitrage.  Additionally we consider the natural hedging from the funds of exports when deciding to incur such arbitrage.  We provide no assurance that such favorable results will be earned in the future or that we will continue with these arbitrage transactions.  See “—Liquidity and capital resources.”

Discussion on critical accounting policies

          Critical accounting policies are those that are important both to the portrayal of our financial condition and results and that require our management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex.  In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

•	revenue recognition and accounts receivable;

•	impairment of investments and intangible assets;

•	forest development costs and impairment tests;

•	deferred taxes;

•	tax contingencies; and

•	employee benefits and other related matters.

          Revenue recognition and accounts receivable

          We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers.  Revenue is recorded net of sales returns of US$ 7 million in 2005 (US$ 6 million in 2004 and US$ 8 million in 2003).  Our customers that purchase on credit agree to payment terms that effectively include finance charges.  The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price.  The finance charges are recognized over the payment period and are included in financial income.  Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

          Paper - domestic market:  Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program.  Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted.  Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer’s carrier (Incoterms FOB) or premises (Incoterms CIF).  Sales through our vendor program are made to certain of our pre-qualifying domestic customers, and represented approximately 22% of our domestic sales in 2005 (2004 - 21%; 2003 - 22%).  Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product.  We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 360 days.

          We estimate that for 2005, 2004 and 2003, an average of approximately 2% of our total number of regular domestic customers (approximately 22%, 21% and 22%, respectively, of total domestic sales value) obtained our guarantee for their loans.

          Paper - export market: export orders are normally met by our own or third-party warehouses located close to strategic markets.  These sales are recognized when products are delivered to the carrier and risks have passed to the customer, that is, the Company delivers the goods, cleared for export to the carrier nominated by the buyer at the named place.  Incoterms CIF and Incoterms FOB terms determine timing of revenue recognition.

          Pulp - domestic market: in 2005 none of our customers qualified for sales through our vendor program (2004 - none; 2003 - one), credit terms of up to 270 days were extended by the bank.  Remaining sales are primarily under credit terms which do not exceed 30 days.  Revenue recognition is consistent with that applied to paper sales.

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

          Under the vendor program, (1) the bank finances the customers’ purchases (by making a payment to us on behalf of the customers in cash equal to the amount of the purchase price payable by the customers) and (2) we issue separate guarantees in which we guarantee payment to the bank in the event that the relevant customer fails to pay the bank.  No separate fee is received by us for the guarantee. The risk of the vendor program is exactly the same as the direct sale.

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

          Under the vendor program, we recognize revenue as the goods are delivered to our customers or when title and associated risks pass to our customers.

          Allowance for doubtful accounts

          The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses; no adjustment is made to net sales revenue.  Our accounting policy for establishing the allowance for doubtful accounts reserve is summarized as follows:

•

all overdue invoices over R$100,000 (equivalent to US$42,722 at the December 31, 2005 exchange rate) are individually analyzed by our accounting department, in connection with the legal, collection and credit departments, in order to measure the amount of the probable expected losses, and, consequently, to determine the allowance for doubtful accounts to be recorded; and

•

overdue invoices of less than R$100,000 are reviewed by our collection and credit department in order to identify probable losses to be recorded based on our knowledge of the customer’s credit history and current situation.

          Impairment of investments and intangible assets

          We acquired 28.0% of the voting capital and 12.0% of the total capital of Aracruz on October 3, 2001, for US$ 370 million, generating goodwill on our portion of the underlying fair value of the net assets of US$ 155 million.  Financial Accounting Standards Board Statement, or SFAS No. 142, “Goodwill and Other Intangible Assets,” was applied in connection with our acquisition, and no amortization of the goodwill generated as a result of this acquisition has been recorded.

          Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investment in Common Stock,” requires us to determine if, among other factors, a decrease in market value is other than a temporary impairment.  As the quoted market price of the investee’s publicly traded stock during 2002 was consistently quoted below book value, a one-off impairment provision was recorded in 2002 based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002.  The impairment charge of US$ 136 million (gross of deferred income tax effects of US$ 46 million) was taken directly as a charge to income (“Equity loss of investee”).  The deferred tax effect of US$ 34 million is included in “Deferred income tax benefit.”  At May 24, 2006, the Aracruz ADR was quoted at US$ 47.48. Considering the market price for the Aracruz ADR today, there would be no impairment provision since it is above the acquisition price of approximately US$29 per ADR of Aracruz.

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

          Deferred taxes

          We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.  If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in an increase in our effective tax rate.  Due to our enrollment in the REFIS program (Programa de Recuperação Fiscal), a Brazilian tax recovery program, we could elect annually for each year from 2001 to 2004 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pre-tax income.  We opted to be taxed under the REFIS basis until 2004.  From 2005 on, we have been taxed again on the basis of taxable income.

          Tax contingencies

          We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes that we do not believe are due.  When tax obligations are clearly established by current legislation, even though we are contesting the tax and may not have settled amounts allegedly due, we fully provide for the obligation and related charges.  As discussed in note 14 to our audited consolidated financial statements at and for the year ended December 31, 2005, in the case of tax assessments or other contingent liabilities, we have accrued our estimate of the costs for the resolution of these claims when we consider loss of our claim to be probable.  The tax contingencies and obligations which are being disputed relate primarily to value-added sales and excise taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions.  These estimates have been developed in consultation with outside legal counsel handling our defense in these matters and were based upon an analysis of potential results.

          Employee benefits and other related matters

          In March 2000 we launched a defined contribution plan which provides pension and post-retirement benefits.  We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred.  Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually.  The liability for future compensation for employee vacations is accrued as earned.

          We have adopted SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions,” which requires a provision for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement.  Expenses relating to benefits we provide to our current employees are expensed as incurred whereas those relating to retired employees (current as well as expected in the future) and their dependents are accounted for in accordance with SFAS 106.

Brazilian economic environment

          Our results of operations and financial condition, as reported in our financial statements, have been affected by the rate of Brazilian inflation and the rate of devaluation of the Brazilian currency against the U.S. dollar.

          Effects of inflation and impact of the Real Plan.  Since the introduction of the real as the Brazilian currency in July 1994, inflation was controlled until January 1999, when it increased due to the devaluation of the real.  During periods of high inflation, such as those prior to the introduction of the real (when inflation rates reached approximately 80% a month in March 1990), real wages in Brazilian currency tended to fall because salaries typically did not increase at the same rate as inflation.  The effect was a progressive decline in purchasing power of wage earners.  The reduction and stabilization of inflation following the implementation of the Real Plan resulted in increased spending on consumer goods (including paper), higher real income growth, increased consumer confidence and the increased availability of credit.  It also resulted in relatively higher labor costs.

          The table below shows the Brazilian general price inflation (according to the IGP-DI), devaluation of the real against the U.S. dollar and the period-end exchange rate and average exchange rates for the periods shown:

	Year ended December 31,

	2005		2004		2003		2002		2001

Inflation (IGP-DI)		1%		12%		8%		26%		10%
Devaluation (appreciation) of the real vs. U.S. dollar		(13)%		(9)%		(22)%		34%		16%
Year/period-end exchange rate—US$1.00(1)	R$	2.34	R$	2.65	R$	2.89	R$	3.53	R$	2.32
Average (daily-weighted) exchange rate(1) US$1.00	R$	2.44	R$	2.93	R$	3.08	R$	2.92	R$	2.35

(1)	The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.

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

          Although we present our financial statements in U.S. dollars, our functional currency is the real.  The devaluation has had the following additional effects on our results of operations:

•

the translation effects of our U.S. dollar transactions (cash, cash equivalents, held-to-maturity investments, loans and the unrealized gains and losses from cross-currency interest rate swap contracts, among others) are recorded in our statements of income.  In 2003, we recorded a US$14 million net foreign exchange loss.  In 2004, we recorded a net foreign exchange gain of US$12 million.  In 2005, we recorded a net foreign exchange loss of US$5 million.

•

our non-monetary assets, primarily inventories and property, plant and equipment, are translated to U.S. dollars at the period-end exchange rates.  Any depreciation of the real against the U.S. dollar will be reflected as a charge directly to shareholders’ equity, including the decrease in book value of property, plant and equipment in reais when translated to U.S. dollars.  These currency translation effects are beyond our management’s control.  Accordingly, in our statement of changes in shareholders’ equity for 2003, we recorded a translation gain of US$206 million directly to shareholder’s equity, without affecting net income, reflecting the 22% appreciation of the real against the U.S. dollar.  In 2004, we recorded a translation gain of US$114 million to reflect the 9% appreciation of the real against the U.S. dollar.  In 2005, we recorded a translation gain of US$180 million to reflect the 13% appreciation of the real against U.S. dollar.

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

•

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

•

In 2004, the Brazilian currency appreciated 9% in relation to the U.S. dollar, causing a increase in our production costs when expressed in U.S. dollars and also negatively impacted our exports, which represented 49% of our total net revenues in that year.

•

In 2005, the Brazilian currency appreciated a further 13% in relation to the U.S. dollar, causing an additional increase in our production costs when expressed in U.S. dollars and also negatively impacted our exports, which represented 50% of our total net revenues in that year.

•

Because the price of pulp in Brazil traditionally has followed the international price of pulp in U.S. dollars, the price in reais increases for sales to the domestic market when the real devalues against the U.S. dollar, and decreases when the real appreciates against the U.S. dollar, reducing revenues.

•

Because our costs and operating expenses are generally in reais, the devaluation had the effect of decreasing these costs when reported in U.S. dollars in 2001 and 2002, while in 2003, 2004 and in 2005 the appreciation of the real resulted in the increase of these costs when reported in U.S. dollars.

          The devaluation of the real impacts the amount of dividends or interest on equity available for distribution to our shareholders when measured in U.S. dollars.  Amounts of dividends or interest on equity reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar.  In addition, the devaluation of the real creates foreign exchange gains and losses, which are included in the results of operations determined under Brazilian GAAP and which affect the amount of unappropriated earnings available for distribution.  In 2005 on a consolidated basis, we and our subsidiaries recorded under Brazilian GAAP foreign exchange and monetary gains (including gains from foreign currency swaps) of R$ 327 million (equivalent to US$ 140 million) compared to gains of R$ 190 million (equivalent to US$ 65 million) in 2004 and gains of R$ 25 million in 2003 (equivalent to US$ 9 million).  On December 3, 2003 we changed our dividend policy.  For further information on the new policy, see “—Dividend Policy.”

          We have entered into financial instruments to mitigate the effects of foreign exchange variations on our U.S. dollar-denominated debt.  We believe entering into these financial instruments partially protected our net assets from the significant devaluations of the real in 1999 and 2002.  We entered into cross-currency interest rate swap contracts to offset losses generated by our U.S. dollar-denominated loans.  These contracts have protected us from the significant losses that would otherwise have been charged to income at the time of the devaluation.  Although our debt totaled US$ 1,042.4 million at December 31, 2002 (94% of which was U.S. dollar-denominated), we recorded a net foreign exchange loss of US$ 11 million in 2002 (1%) while the real devalued by 34%.  In 2003, we recorded a net foreign exchange loss of US$ 14 million, which mainly resulted from exchange rate transactions.  In 2004, we recorded a net foreign exchange gain of US$ 12 million.  In 2005, we recorded a net foreign exchange loss of US$ 5 million.  See “—Liquidity and Capital Resources—Capital Expenditures.”

          Effects of International Crises on the Brazilian Economy.  International crises have adversely impacted the Brazilian economy from time to time.  For example, the 1997 Asian crisis and the 1998 Russian crisis contributed to the need for the Central Bank to devalue the real in the beginning of 1999.  In 2000, Brazilian financial markets were negatively affected by volatility on the U.S. Nasdaq markets and the decline in value in the technology sector.  In 2001, the Brazilian economy was negatively affected by the country’s energy crisis, the Argentine political and economic crisis and the terrorist attacks in the United States on September 11, 2001.  In 2002, the Brazilian economy was negatively affected by uncertainties caused by the country’s elections, the political and economic uncertainties in other emerging markets and the threat of war in Iraq.  In 2003, due to the macroeconomic situation and political and economic measures of the new Brazilian government, the financial market has been more confident in Brazil’s economic performance, reflected by a considerable decline in Brazil’s sovereign risk and the appreciation of real against the U.S. dollar.  In 2004, Brazil’s economic and political environment was more stable than in 2003, which lead to significant increase in the country’s GDP and a positive impact in the financial market.  The appreciation of the euro against the U.S. dollar also benefited Brazilian paper producers in the European printing and writing paper markets.  In 2005, although Brazil’s economic growth was not strong, we faced a stable global economic environment and surplus of external accounts, which led to a positive impact in the financial market, reducing the country’s sovereign risk and strengthening the real against the U.S. dollar.

A.     Operating Results

Recent Developments - First Quarter 2006 Results

          On April 13, 2006, we announced our unaudited interim financial results for the first quarter of 2006.   Paper sales in the domestic market were 8% higher than the same period of 2005.  Export volumes of paper also increased 8% when compared to the first quarter of 2005, while total pulp sales increased 9%, due to higher production volumes. Shut-downs of pulp and paper mills worldwide were greater than expected, which caused an increase in international prices of these products.

          Net revenue increased 20%, while sales volumes increased 9% when compared to the same period in 2005 due to a 12% increase in exports and a 3% increase in sales in the domestic market.  Overall we sold 380,000 tons, a record for a first quarter of the year.  The percentage of revenues from the paper business increased to 61% from 59% of total sales year-on-year, and the revenues from the pulp business were accordingly 39%, down from 41% in the first quarter of 2005.  This change was mainly due to higher paper prices, also positively affected by the appreciation of the real.

          Net income was US$ 92 million in the first quarter of 2006, compared to US$ 61 million in the same period in 2005.  Our results improved principally because of fixed and variable cost savings in our operations, despite the strengthening of the local currency.

          Capital expenditures were US$ 62 million in the first quarter of 2005, of which US$ 29 million was invested in forestry (land acquisition, planting and forest maintenance), compared to US$ 36 million in the same period in 2005, of which US$ 20 million were invested in forestry (land acquisition, planting and forest maintenance).

          Given the potentially lengthy period of time needed to reach a favorable judicial outcome and the fact that the synergies generated by the acquisition of Ripasa were not being fully taken advantage of, on April 26, 2006, VCP and Suzano, aiming to remove the judicial barriers and implement the Ripasa restructuring plan, entered into an agreement with a group of Ripasa’s preferred shareholders, representing all the shareholders who questioned the operation.  Once the terms of the agreement are implemented and the restructuring is concluded, Ripasa’s minority shareholders will receive shares of VCP and Suzano plus a complementary amount in cash equivalent to R$ 1.0538 for each Ripasa preferred share in their possession on the date of registration.  See “Item 4--Competition” for more details about the Ripasa transaction.

Results of operations

          The following table sets forth certain items derived from our statements of income for the periods indicated:

	Year ended December 31,

	2005		2004		2003

	(US$ in millions)
Net sales	US$	1,130	US$	1,010	US$	816
Cost of sales		(654)		(518)		(421)

Gross profit		476		492		395
Selling and marketing expenses		(138)		(121)		(82)
General and administrative expenses		(55)		(40)		(33)
Other operating expenses, net		(36)		(6)		(12)

Operating profit	US$	247	US$	325	US$	268

          The following table sets forth certain items derived from our statements of income as a percentage of net sales for the years indicated (certain totals may not add due to rounding):

	Year ended December 31,

	2005	2004	2003

Net sales	100%	100%	100%
Cost of sales	(58)	(51)	(52)

Gross margin	42	49	48
Selling and marketing expenses	(12)	(12)	(10)
General and administrative expenses and other operating expense, net	(8)	(5)	(4)

Operating profit	22	32	33
Financial income	7	4	8
Financial expenses	(11)	(7)	(9)
Foreign exchange gains (losses) and unrealized gains (losses) on swap, net	—	1	(2)
Income tax benefit (expenses)	1	(4)	(3)
Equity in earnings of affiliates	5	3	2
Net income	23%	30%	30%

          We operate in two business segments:  pulp and paper, which together account for 100% of our sales.  The following table sets forth, by reportable segment, our net sales as determined in accordance with U.S. GAAP:

	Year ended December 31,

	2005		2004		2003

Pulp:
Volumes (in tons)
Domestic		80,007		80,068		76,952
Export		786,944		764,363		529,948
Total		866,951		844,431		606,900
Average prices (U.S. dollars per ton)
Domestic	US$	464	US$	423	US$	440
Export		511		462		456
Net sales (in thousands of US$)
Domestic		37,107		33,866		33,826
Export		402,372		353,143		241,607

Total	US$	439,479	US$	387,009	US$	275,433
Paper:
Volumes (in tons)
Domestic
Uncoated printing and writing		207,919		224,778		206,499
Coated printing and writing		123,515		113,397		106,525
Chemical / Special		94,434		96,944		86,866
Export
Uncoated printing and writing		179,563		166,163		163,902
Coated printing and writing		19,861		13,275		3,761
Chemical / Special		284		91		550

Total		625,576		614,648		568,103
Average prices (in US$per ton)
Domestic		1,238		1,098		1,022
Export		818		808		783
Net sales (in thousands of US$)
Domestic	US$	527,386	US$	477,767	US$	408,548
Export		163,392		145,054		131,765
Total	US$	690,778	US$	622,821	US$	540,313
Combined:
Volumes (in tons)
Domestic		505,875		515,187		476,842
Export		986,652		943,892		698,161
Total		1,492,527		1,459,079		1,175,003
Average prices (in US$per ton)
Domestic	US$	1,116	US$	993	US$	928
Export		573		528		535
Net sales (in thousands of US$)
Domestic		564,493		511,633		442,374
Export		565,764		498,197		373,372

Total	US$	1,130,257	US$	1,009,830	US$	815,746

Year ended December 31, 2005 compared to year ended December 31, 2004

          Introduction

          The average exchange rate for 2005 was R$ 2.44 to US$ 1.00 compared to R$ 2.93 to US$ 1.00 for 2004.  In 2005, we faced favorable market conditions for pulp because of non-recurring factors, such as a hurricane in Sweden, an environment-related shutdown in Chile and a strike in Finland combined with continuous global demand.  These factors led to increasing international pulp prices, driven by low inventories.  On the paper side, we have seen a weak domestic market and had to increase our exports even in a low exchange rate scenario combined with low international prices.

          Net sales

          Net sales increased by 12% to US$ 1,130 million in 2005 from US$ 1,010 million in 2004, with an increase in both sales and prices of all products, especially in the export market.  This increase was primarily attributable to higher efficiency in production of both pulp and paper reflecting in higher sales volume.  Sales volume increased by 2% to 1,492,527 tons in 2005 from 1,459,079 tons in 2004.  Approximately 50% of our net sales in 2005 were made in the domestic market compared to 51% in the same period in 2004.  This reduction is due to an increase of PIS/COFINS tax (from 3.65% on revenues to 9.25% on revenues net costs and expenses, on a value added basis) for sales in the local market, thus decreasing our net domestic revenues.  This effect was partially offset by higher prices in local sales.  Our revenue mix in 2005 was 61% for paper and 39% for pulp compared to 62% and 38%, respectively, in 2004.

          Pulp.  In the pulp segment, sales volume increased by 3% to 866,951 tons in 2005 from 844,431 tons in 2004.  The increase in volume was due to greater market pulp production as a result of higher efficiency at the Jacareí mill and also due to good market conditions.  Net sales attributable to pulp increased by 13% to US$ 439 million in 2005 from US$ 387 million in 2004.  This increase was due to the additional production volume and to the 11% higher average prices of pulp in the international market.  Pulp exports constituted 92% and 91% of revenues and sales volume, respectively, of pulp in 2005 compared to 91% in the same period in 2004, for both revenues and sales volume.

          In the domestic market, the volume of pulp sold remained stable in 2005 (80,000 tons) compared to the same period in 2004.  Revenues from domestic pulp sales as a percentage of total pulp net revenues increased by 9% in 2005 to US$ 37 million from US$ 34 million in 2004.  This increase was mainly due to higher domestic prices in U.S. dollars in the local market, the prices of which follow international markets.

          Paper.  In the paper segment, total volumes increased by 2%, driven by higher export volumes that grew 11%.  Domestic sales volumes decreased by 2% in 2005 compared to 2004, mainly due to lower market demand primarily of uncoated printing and writing papers, which was affected by a reduced demand from educational programs and lower exports from notebook producers.  Net sales attributable to paper increased by 11% to US$ 691 million in 2005, from US$ 623 million in 2004, mainly due to a 9% increase in the average price of paper.  The domestic market accounted for 76% of paper revenues in 2005 compared to 77% in 2004, also affected by the PIS/COFINS tax increase.

          In 2005, we increased export volumes in order to offset the lower demand in the local markets for uncoated papers.  In 2005, domestic prices in reais decreased by only 1% compared to 2004. When we exclude the negative effect of PIS/COFINS tax increase, domestic sales attributable to coated papers increased 20% in US dollar terms and 9% in volume.  The increase of coated and special paper exports reflected higher demand  from the  Mercosur market..

          Cost of sales

          Cost of sales increased by 26% to US$ 654 million in 2005 from US$ 518 million in 2004.  This increase was mostly due to the negative impact of a stronger real on our costs denominated in reais, increases in cost of some specific raw materials, labor and oil and higher production volumes.  These variations were partially offset by productivity gains and some cost savings.  The increase in labor costs was due to wage increases under our collective bargaining agreements negotiated in October 2004 and October 2005.  For the same reasons, the cost per unit sold increased by 23% in 2005 as compared to 2004.

          Our gross margin decreased to 42% in 2005 compared to 49% in 2004 mainly due to the increase in the cost per unit sold, partially offset by higher average prices.

          Selling and marketing expenses

          Sales expenses increased by 14% to US$ 138 million in 2005, equivalent to 12% of net revenue, compared to US$ 121 million in 2004, also equivalent to 12% of net revenue.  This increase resulted mainly from higher volumes of exported products and an increase in our selling expenses denominated in local currency, negatively affected by the appreciation of the real.

          General and administrative expenses

          General and administrative expenses increased by 38% to US$ 55 million in 2005 from US$ 40 million in 2004.  The increase was mainly attributable to the negative effect of the appreciation of the real on our expenses denominated in local currency, in addition to increases in wages and third-party contracts.  As a percentage of net sales, general and administrative expenses increased from 4% in 2004 to 5% in 2005.

          Operating profit

          Operating profit decreased by 24% to US$ 247 million in 2005 from US$ 325 million in 2004.  This decrease was primarily due to higher production costs in U.S. dollars and higher sales, general and administrative expenses, partially offset by higher average prices, productivity gains and cost reductions.

          Pulp (including intersegment transactions at market values).  Operating profit attributable to pulp decreased by 18% to US$ 147 million in 2005 from US$ 180 million in 2004.  This decrease was primarily due to higher production costs in U.S. dollars, partially offset by an 11% increase in pulp average price and 3% higher volumes.

          Paper (including intersegment transactions at market values).  Operating profit attributable to paper decreased by 31% to US$ 100 million in 2005 from US$ 145 million in 2004.  This decrease was primarily due to higher production costs in U.S. dollars, partially offset by a 9% increase in the average price of paper average and 2% higher volumes.

          Financial income

          Financial income increased by 98% to US$ 79 million in 2005 from US$ 40 million in 2004.  The increase is primarily due to treasury operations and the positive effect of the appreciation of the real on loans denominated in foreign currency.  We use derivative instruments to mitigate the effects of volatility of interest rates on U.S. dollar-denominated borrowings (principally export credits) and local interest rates available on real-denominated investments and recorded an increased gain in 2005 on these transactions compared with 2004.  The amount we earned from these transactions was recorded as financial income.

          Financial expenses

          Financial expenses increased to US$ 119 million in 2005 from US$ 69 million in 2004.  The increase was primarily due to higher indebtedness derived from the funds raised for the acquisition of Ripasa and higher international interest rates (principally LIBOR).  The increase was partially offset by new loans with lower spread over LIBOR.

          Foreign exchange gains (losses) and unrealized gains (losses) on swap, net

          Foreign exchange losses amounted US$ 5 million in 2005 from gains of US$ 12 million in 2004.  This result was primarily due to the appreciation of the real against the U.S. dollar and the fair-value adjustments on swap contracts.  The gains (losses) recorded on foreign-currency based transactions, which are mainly U.S. dollar-denominated debt or gains (losses) from cross-currency interest rate swap contracts, are translated to U.S. dollars and reported in our statement of income.

          Income tax expense

          In 2005, we recorded an income tax benefit of US$ 8 million compared to an income tax expense of US$ 36 million in 2004.  The effective tax rate decreased from 12% in 2004 to (4)% in 2005.  This decrease primarily arose from the deductibility of a charge for interest attributed to capital (a tax deductible distribution similar to a dividend) and difference in foreign income tax rates.

          Equity in earnings of affiliates

          The equity in earnings of affiliates increased to US$ 54 million in 2005 from US$ 31 million in 2004.  This increase was primarily due to higher results on our investments in Aracruz Celulose S.A. and the acquisition of 23% stake in Ripasa Celulose e Papel S.A. on March 31, 2005.

          Net income

          As a result of the foregoing, net income decreased by 13% to US$ 264 million in 2005 compared to US$ 303 million in 2004.

Year ended December 31, 2004 compared to year ended December 31, 2003

          Introduction

          The average exchange rate for 2004 was R$ 2.93 to US$ 1.00 compared to R$ 3.08 to US$ 1.00 for 2003.  In 2004, favorable market conditions, such as the growth of the economy in the United States, Europe and other major economies, combined with an increasing Brazilian market that resulted in higher domestic sales volume and a more stable foreign exchange rate.  These factors coincided with a recovery in international pulp prices, driven by low inventories.  Due to these favorable conditions, we were able to improve our presence in the domestic market and to supply our long-term international customers.

          Net sales

          Net sales increased by 24% to US$ 1,010 million in 2004 from US$ 816 million in the same period in 2003 with an increase in both sales and prices of all products, especially in the export market.  This increase was primarily attributable to higher production of pulp due to the full capacity operation of the Jacareí mill.  Sales volume increased by 24% to 1,459,079 tons in 2004 from 1,175,003 tons in the same period in 2003.  Approximately 51% of our net sales in 2004 were made in the domestic market compared to 54% in the same period in 2003.  Our revenue mix in 2004 was 62% paper and 38% pulp compared to 66% and 34%, respectively, in the same period in 2003.

          Pulp.  In the pulp segment, sale volumes increased by 39% to 844,431 tons in 2004 from 606,900 tons in 2003.  The increase in volume was due to increased market pulp production as a result of the use of full production capacity with the end of the learning curve at the Jacareí project and also due to good market conditions.  Net sales attributable to pulp increased by 41% to US$ 387 million in 2004 from US$ 275 million in 2003.  This increase was due to the additional production volume and to the 1% higher average prices of pulp in the international market.  Pulp exports constituted 91% of revenues and sales volume, respectively, of pulp in 2004 compared to 88% in the same period in 2003, for both revenues and sales volume.

          In the domestic market, the volume of pulp sold remained stable in 2004 (80,000 tons) compared to 2003.  Revenues from domestic pulp sales as a percentage of total pulp net revenues decreased to 9% in 2004 from 12% in 2003.  This decrease was mainly due to a higher demand in the international markets.

          Paper.  In the paper segment, domestic sales volumes increased by 9% in 2004 compared to the same period in 2003, mainly due to better market demand, primarily of coated and uncoated printing and writing papers.  Net sales attributable to paper increased by 15% to US$ 623 million in 2004 from US$ 540 million in 2003, mainly due to a 6% increase in the average price of paper.  The domestic market accounted for 77% of paper revenues in 2004 compared to 76% in 2003.

          In 2004, we focused in the domestic market in order to take advantage of the better demand given the local economic growth.  In 2004, domestic prices in reais increased by 1% compared to the same period in 2003.  Net sales attributable to cut size paper increased 24% in volume.  However, prices decreased 5% due to competition in this segment.  The increase of coated and special paper exports resulted from a higher sales participation on Mercosur.

          Cost of sales

          Cost of sales increased by 23% to US$ 518 million in 2004 from US$ 421 million in the same period in 2003.  This increase was mostly due to higher costs of wood, labor and raw materials, in addition to the negative impact of a lower exchange rate on our costs denominated in reais.  The increase in the cost of wood was due to the greater distance from the forests to our mills, increased purchases of wood from third parties and, to a lesser extent, to the higher costs of transportation as a result of higher fuel costs.  The increase in labor costs was due to wage increases under our collective bargaining agreements negotiated in October 2003 and October 2004.  The cost per unit sold decreased by 1% in 2004 as compared to the same period in 2003.  This decrease was due to an increase of pulp in the mix of products (with a lower unit cost of production) and productivity gains, which fully offset the higher costs mentioned above.

           Our gross margin increased to 49% in 2004 compared to 48% in 2003 mainly due to the increase in the sale prices in the domestic market and lower cost per unit sold.

          Selling and marketing expenses

          Sales expenses increased by 48% to US$ 121 million in 2004, equivalent to 12% of net revenues, compared to US$ 82 million in 2003.  This increase resulted mainly from higher volumes of exported products, resulting in higher international freight and other costs related to exports.

          General and administrative expenses

          General and administrative expenses increased by 21% to US$ 40 million in 2004 from US$ 33 million in 2003.  The increase was attributable to higher wages and third-party contracts.  Expenses were significantly impacted by the effect of a lower exchange rate since most of our expenses were denominated in reais.  As a percentage of net sales, general and administrative expenses remained stable at 4% in 2004.

          Operating profit

          Operating profit increased by 21% to US$ 325 million in 2004 from US$ 268 million in 2003.  This increase was primarily due to higher average prices, higher volumes of exported products and lower cost per unit, partially offset by higher sales, general and administrative expenses.

          Pulp (including intersegment transactions at market values).  Operating profit attributable to pulp increased by 28% to US$ 180 million in 2004 from US$ 140 million in 2003.  This increase was primarily due to a 1% increase in pulp sale prices, a 39% increase in volumes and productivity gains.

          Paper (including intersegment transactions at market values).  Operating profit attributable to paper increased by 13% to US$ 145 million in 2004 from US$ 128 million in 2003.  This increase was primarily due to a 7% increase in paper sale prices in U.S. dollars, and an 8% increase in volumes.

          Financial income

          Financial income decreased by 38% to US$ 40 million in 2004 from US$ 65 million in 2003.  The decrease is primarily due to a provision for COFINS tax on financial income, which had not been recorded in 2003.  We use derivative instruments to mitigate the effects of volatility of interest rates on dollar-denominated borrowings (principally export credits) and local interest rates available on real-denominated investments and recorded an increased gain in 2004 on these transactions compared with 2003.  The amount we earned from these transactions was recorded as financial income.

          Financial expenses

          Financial expenses decreased to US$ 69 million in 2004 from US$ 71 million in 2003.  The decrease was primarily due to the renegotiation of the pre-payment and the extension of the duration of debt from 2 to 3.49 years.

          Foreign exchange gains (losses) and unrealized gains (losses) on swap, net

          Foreign exchange gains amounted US$ 12 million in 2004 from losses of US$ 14 million in  2003.  This result was primarily due to the appreciation of the real against the U.S. dollar and the fair-value adjustments on swap contracts.  The gains recorded on foreign-currency based transactions, which are mainly U.S. dollar-denominated debt or gains from cross-currency interest rate swap contracts, are translated to U.S. dollars and reported in our statement of income.

          Income tax expense

          In 2004, we recorded an income tax expense of US$ 36 million compared to an income tax expense of US$ 23 million in 2003.  The effective tax rate increased from 9% in 2003 to 12% in 2004.  This increase primarily arose from the tax on the interest on equity distributed by Aracruz and the tax on the mark-to-market gains from the cross-currency interest rate swaps contracts.

          Equity in earnings of affiliates

          The equity in earnings of affiliates increased to US$ 31 million in 2004 from US$ 19 million in 2003.  This increase was primarily due to higher results on our investments in Aracruz Celulose S.A.

          Net income

          As a result of the foregoing, net income increased by 24% to US$ 303 million in 2004 compared to US$ 244 million in the same period in 2003.

B.     Liquidity and Capital Resources

Liquidity

          Our principal sources of liquidity have historically been represented by cash generated from operations and short-term and long-term borrowings.  We believe these sources will continue to be adequate to meet our currently anticipated use of funds, which include working capital, investment in capital expenditures, debt repayment and dividend payments.

          We have historically made capital investments in order to, among other things, increase our production and modernize our facilities.  We also review acquisition and investment opportunities.  We may fund these investments through internally generated funds, the issuance of debt or equity or a combination of these methods.

          At December 31, 2005, our cash and cash equivalents (which exclude investments held to maturity, available for sale securities and unrealized gains from swaps) increased to US$ 261 million primarily due to the cash generated in our operation and the increase in long-term loans.  These sources were partially offset by the payment for the acquisition of a 23% stake in Ripasa, capital investments made, particularly in forestry assets, as well as the increase in working capital due to higher level of sales in 2005. Cash and cash equivalents of US$ 151 million in 2004 was reduced primarily due to the payment of interim dividends, capital investments made as well as the increase in working capital.

          At December 31, 2005, we had approximately US$ 576 million (of a total of US$ 707 million) in deposits and investments with our affiliate, Banco Votorantim S.A., and US$ 54 million (of a total of US$ 77 million) in unrealized loss from cross-currency interest rate swap contracts with Banco Votorantim S.A. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” and note 12 to our financial statements.

          At December 31, 2004, our cash, cash equivalents and held-to-maturity investments (current portion) were US$ 220 million, of which US$ 213 million were denominated in U.S. dollars and the remainder in reais.  At December 31, 2005, our cash, cash equivalents and available for sale securities (current portion) were US$ 707 million, of which US$ 155 million were denominated in U.S. dollars and the remainder in reais.

          At December 31, 2004, our balance sheet presented a working capital balance of US$ 114 million.  At December 31, 2005, our balance sheet presented a working capital balance of US$ 719 million.  We do not expect to have any difficulty in meeting our short-term obligations.

          Sources of funds

          Operating activities provided net cash flows of US$ 223 million in 2005 compared to US$ 255 million in 2004 and US$ 238 million in 2003.

          Financing activities, which include short-term and long-term secured and unsecured borrowings and debt repayments, generated net cash flows of US$ 505 million in 2005, compared to negative net cash flows of US$ 258 million generated in 2004 and net cash flows of US$ 39 million in 2003.

          At December 31, 2003, our debt was US$ 1,146 million (of which US$ 479 million had short-term maturities) representing an increase of US$ 107 million over the debt recorded at December 31, 2002.  At December 31, 2004 our debt was US$ 945 million.  The long-term position amounted to 60% in 2004 compared to 58% in 2003.  Approximately 83% of the debt was denominated in foreign currencies.  At December 31, 2004, we had net debt (total long- and short-term financing less cash position and held-to-maturity investments) of US$ 469 million compared to net debt of US$ 502 million at December 31, 2003, as a result of strong cash generation during the period partially offset by disbursements for the expansion of the plant.

          At December 31, 2005 our debt was US$ 1,496 million.  The long-term position amounted to 86% in 2005 compared to 60% in 2004.  Approximately 88% of the debt was denominated in foreign currencies.  At December 31, 2005, we had net debt (total long- and short-term financing less cash position and held-to-maturity or available for sale investments) of US$ 866 million compared to net debt of US$ 469 million at December 31, 2004, as a result of the payment for the acquisition of a 23% stake in Ripasa, capital investments made, particularly in forestry assets, as well as the increase in working capital.  These investments were partially offset by the cash generation during the period.

          In 2003 and 2004, we continued to try to maintain a low exposure to U.S. dollar liabilities.  At December 31, 2003, our net exposure to U.S. dollar liabilities was a negative amount of US$ 47 million.  At December 31, 2004, our net exposure to U.S. dollar liabilities was US$ 8 million, which means that our assets in foreign currency were lower than our liabilities because we were underhedged.  In 2005, taking advantage of the decreasing Brazil’s Sovereign Risk and exchange rate, we changed our hedge policy and increase our exposure limit to foreign currency liabilities up to 10 months of exports.  At December 31, 2005, our net exposure to U.S. dollar liabilities was US$ 273 million.

Uses of funds

          Investing activities, including production capacity increases in Jacareí and Luiz Antônio mills, the development of forestry assets (land acquisition, planting and forest maintenance) and other capital expenditures consumed net cash flows of US$ 97 million in 2003, US$ 148 million in 2004 and US$ 615 million in 2005.  The increase in 2005 is mainly explained by the acquisition of a 23% stake in Ripasa (US$ 275 million) and the purchase of available for sale securities (US$ 110 million).

          Our significant uses of cash included the repayment of our debt totaling US$ 428 million in 2003 and US$ 588 million in 2004.  In 2005, repayment of debt totaled US$ 363 million.

Debt

           At December 31, 2005, our total debt was US$ 1,496 million, consisting of US$ 211 million in short-term debt (14% of total debt), including the current portion of long-term debt and represented an increase of US$ 551 million on the debt recorded at December 31, 2004.  At December 31, 2004, our total debt was US$ 945 million, consisting of US$ 376 million in short-term debt (40% of total debt), including the current portion of long-term debt and represented a decrease of US$ 201 million on the debt recorded at December 31, 2003.

          Most of our U.S. dollar-denominated borrowings are either advances made in respect of our export sales or international bank loans, which have lower interest rates compared to domestic financings.  For our expansion projects, we also use long-term financing in reais from BNDES.  At December 31, 2005, our total long-term financing with BNDES was US$ 185 million, US$ 26 million higher than the amount at December 31, 2004.

          In October 2001, Newark Financial Inc., or Newark, a wholly owned subsidiary of VCP Exportadora e Participações S.A., or VCP Exportadora, our wholly owned subsidiary, received a bridge financing for US$ 370 million to finance the acquisition of our stake in Aracruz.  On May 23, 2002, VCP Trading and VCP North America entered into a US$ 380 million credit agreement with ABN Amro Bank N.V., as administrative agent, The Bank of New York, as collateral agent, and a syndicate of banks, with an original maturity in May 2005.  All of the proceeds from the credit agreement were advanced to Newark (US$ 304 million by VCP Trading and US$ 76 million by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America.  Newark used the proceeds from these advances to pay in full the 2001 bridge financing and to make certain payments in connection with the credit agreement.  The obligations of VCP Trading and VCP North America under the credit agreement were guaranteed directly or indirectly by Newark, VCP Exportadora and us.  As a guarantor under this credit agreement, we were subject to a number of material covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transaction; and maintenance of certain financial ratios.  The loans under the credit agreement were secured by liens on certain collateral, including receivables arising under agreements entered into by Newark, VCP Trading or VCP North America with its respective customers for the sales of certain products.  The loan was fully repaid in May 2005.

          On June 25, 2003, VCP and VPAR jointly formed the Voto-Votorantim Overseas Trading Operations II Limited, based in Cayman Islands, known as Voto-Votorantim II, with the sole purpose of raising funds.  On July 28, 2003, Voto-Votorantim II issued US$ 250 million 5.75% notes due 2005, which were jointly and severally guaranteed by us, VPAR and Cimento Rio Branco S.A., also a member of the Votorantim group, with our guarantee obligation limited to 50% of the outstanding amount of the notes.  Of this amount, Voto-Votorantim II advanced US$ 125 million, which was guaranteed by VCP and VCP Exportadora, to St. Helen III and such proceeds were used to prepay, in part, the US$ 203 million loan from ABN AMRO Bank.  On July 28, 2003, the credit agreement was amended to reflect the new terms of the financing pursuant to which the new amount outstanding with ABN AMRO Bank was reduced to US$ 78 million, and as of September 2003, at a fixed rate of 4.25% per year for a period of one year and with the option to renew for another year thereafter.  The loan was fully repaid by St. Helen III to Voto-Votorantim II on June 27, 2005, with the proceeds of the notes issued by Voto-Votorantim IV described below.

          The indentures for each issue of notes by Voto-Votorantim I and Voto-Votorantim II, respectively, contained a number of material covenants, among others:  limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transaction; and maintenance of certain financial ratios.

          On January 23, 2004, Voto-Votorantim Overseas Trading Operations III Limited, or Voto-Votorantim III, a Cayman Islands limited liability company and a wholly owned subsidiary of VPAR, issued US$ 300 of 7.875% Notes due 2014 in the international capital markets.  Under the terms of the indenture, we are a guarantor of the notes for an amount of up to 15% of the outstanding amount of the notes, which corresponds to the total amount received by us under the indenture.

          The indenture for the issue of notes by Voto-Votorantim III contains a number of covenants including, among others:

•	limitations on our ability to incur debt;

•	limitations on the existence of liens on our properties; and

•	limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in comparable arm’s-length transactions.

          We act as guarantor, together with other members of the Votorantim group, for up to US$ 150 million of obligations of Votorantrade N.V. under a US$ 300 million export finance agreement between VCP Exportadora and Votorantrade N.V., as borrower, dated as of November 29, 2001.  As part of an amendment executed on April 26, 2004, VCP Trading N.V. assumed half of the US$ 300 million debt that was previously held by Votorantrade N.V.  However, VCP Exportadora and VCP’s financial obligations under such agreement were not amended. This export financing matures in November 2006.

          Our long-term debt also consists of export credits and import credits with a number of financial institutions.  The lines of credit with respect to export credits generally mature within 24 to 60 months.  Upon shipment, the export credits are associated with that specific, identifiable shipment.  The export credits are repaid with the proceeds of the export receipts from the specific shipment.  At December 31, 2005, the outstanding amount of export credits was US$ 936 million.  The export credits bear annual interest of LIBOR plus 1.49%, for an effective rate of 5.95%.  At December 31, 2005, there was no outstanding amount of import credits.  We have also entered into various pre-export agreements.  See notes 11(a) and 11(b) to our financial statements.

          On June 24, 2005 Voto-Votorantim Overseas Trading Operations IV Limited, or Voto-Votorantim IV, a wholly owned subsidiary of Votorantim Participações, issued US$ 400 million of 7.75% Notes due 2020 that were placed with investors in North America, Europe, Asia and Latin America.  VCP is a guarantor of 50% of the 7.75% Notes due 2020 and in turn received US$ 200 million of the proceeds.

          The indenture for the issue of notes by Voto-Votorantim IV contains a number of covenants including, among others:

•	limitations on our ability to incur debt;

•	limitations on the existence of liens on our properties; and

•	limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in comparable arm’s-length transactions.

          On June 27, 2005, the US$ 200 million corresponding to VCP’s guarantee and proceeds was used to repay noteholders of Voto-Votorantim I, for half of the US$ 400 million issue that matured on June 2, 2005 and also guaranteed 50% by VCP.  The remaining US$ 200 million of Voto-Votorantim I was repaid by other members of the Votorantim group.

          As of June 28, 2005, Voto-Votorantim I and Voto-Votorantim II investors were fully repaid and VCP’s outstanding guarantees from international capital markets issues by Voto-Votanrtim III and Voto-Votorantim IV were as follows:

Primary obligor / Issue date	Obligations	Outstanding guarantee amount at December 31, 2005	Date of Expiration of guarantee	Beneficiary

Voto-Votorantim III /January 23, 2004	US$300 million notes issuance	US$ 45 million	January 23, 2014	Noteholders and the trustee
Voto-Votorantim IV / June 24, 2005	US$400 million notes issuance	US$ 200 million	June 24, 2020	Noteholders and the trustee

Total		US$ 245 million

          Note: The guarantees provided by us are in favor of VCP only

          BNDES, the parent of BNDESPAR, one of our principal shareholders, has been an important source of debt financing.  At December 31, 2005, the BNDES loans amounted to US$ 185 million related to the capacity increase projects, all of which was in reais.  The BNDES loans are secured by liens on property, plant and equipment, and a lien on certain land, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group.  Our loans with BNDES bear interest at 3.0% to 4.5% per annum on the principal amount and are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor.  Part of the loan is indexed by the UMBNDES which is a weighted average exchange variation on a basket of currencies, predominantly U.S. dollars, held by BNDES.  At December 31, 2005, the TJLP was fixed at 9.75% per year, and during 2005 averaged 9.75% per year.  In the first quarter of 2006 the TJLP was reduced to 9% per year and in the second quarter of 2006 to 8.15% per year.

          At December 31, 2005, the amount of our short-term debt (including current portion of our long-term debt) was US$ 211 million.  At December 31, 2005, the amount of maturities of our long-term debt excluding current portion was as follows:

Year	Amount

(US$ in millions)
2007	39
2008	97
2009	198
2010	501
2011 and thereafter	450

Total	1,285

          At December 31, 2005, all of our short-term debt related to trade financing was secured.  At December 31, 2005, the outstanding amount of that short-term debt was US$ 132 million, with a weighted average interest rate of 4.6%, compared to US$ 79 million at December 31, 2004, with a weighted average interest rate of 2.4%.

Capital expenditures

          During 2005, we invested US$ 247 million in capital expenditures, representing an increase of 13% from the US$ 218 million invested in 2004, and 50% higher than the amount invested in 2003 of US$ 165 million.  Of this amount, US$ 131 million was spent on forestry assets (land acquisition, planting and forest maintenance), and the remaining US$ 116 million was invested in the expansion, modernization and sustaining of our plants.

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

          At December 31, 2005, we had made provisions in the amount of US$ 172 million, for civil, labor and tax legal proceedings, in long-term liabilities, compared to US$ 104 million in 2004.  We have made judicial escrow deposits under the custodianship of a court held under our name (included in “Other assets—other” in our balance sheet) in the amount of US$ 87 million at December 31, 2005 for certain proceedings.  The position of such provisions for tax and other litigation and deposits is as follows:

	2005		2004

	Deposits	Provisions	Deposits	Provisions

Tax-related	83	157	24	93
Civil-related		4		4
Labor-related	4	11	2	7
Total	87	172	26	104

          We are one of the guarantors, together with other companies of the Votorantim group, of the US$ 300 million notes issued by Voto-Votorantim III and the US$ 400 million issued by Voto-Votorantim IV.  At December 31, 2005, we had loans outstanding totaling US$ 245 million.  For additional information on our commitments and contingencies, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” and note 14 to our audited consolidated financial statements.

          The following is a summary of the guarantees provided by us in favor of other companies of the Votorantim group:

Primary obligor	Obligations	Outstanding guarantee amount at December 31, 2005	Date of Expiration of guarantee	Beneficiary

Voto-Votorantim III	US$300 million notes issuance	US$ 45 million	January 23, 2014	Noteholders and the trustee
Voto-Votorantim IV	US$400 million notes issuance	US$ 200 million	June 24, 2020	Noteholders and the trustee

Total		US$ 245 million

          Note: The guarantees provided by us are in favor of VCP only

          We estimate that, for 2003, 2004 and 2005, an average of approximately 2% of our total number of regular domestic customers (approximately 22%, 21% and 22% respectively, of total domestic sales value) obtained our guarantee for their loans.  At December 31, 2003, 2004 and 2005 we had 11, 11 and 15 customers, respectively, under the vendor program with the average amount per customer based on our vendor program exposure at US$ 4million, US$ 4 million and US$ 9 million, respectively. Our vendor program exposure was US$ 51 million at December 31, 2003, US$ 71 million at December 31, 2004 and US$ 57 million at December 31, 2005.  See “Item 4—Information on VCP—Marketing and Distribution—Paper.”

Buyback programs

          We carried over 1,177,000 preferred shares bought from the 2000 buyback program up to February 2002, when we began selling these shares.  We sold 1,177,000 preferred shares in 2002 and 2003 at the weighted average selling price of R$ 25.28 per share.  The minimum price was R$ 17.35 per share and the maximum price was R$ 32.24 per share.  At December 31, 2002, treasury shares totaled 721,500 preferred shares, respectively.  From September 30, 2003, we sold most of our treasury shares and at December 31, 2003, treasury shares totaled 7,900 preferred shares.  At December 31, 2004, treasury shares totaled 157,200 preferred shares.

          On May 13, 2004, our board of directors authorized a buyback program of our shares in the open market, which, after purchase, would be held in treasury to be sold and/or cancelled.  The maximum amount of shares to be purchased was 1,716,000.  This buyback program terminated on May 13, 2005.

          On May 17, 2005, our board of directors authorized a buyback program of our shares in the open market, which, after purchase, would be held in treasury to be sold and/or cancelled.  The maximum amount of shares to be purchased was 8,000,000, an amount below the legal limit of 10% of the total outstanding shares.  This buyback program terminated on May 16, 2006.  We have not renewed the program; however, our board of directors could authorize a new buyback program whenever they believe it is necessary.  In this last program, VCP purchased 1,050,700 shares from the market with an average price of R$ 28.21 per share or approximately US$ 13 per share.  On May 17, 2006 we held 1,081,500 shares in treasury.

          In December 2004, VCP made a reverse split in order to bring the unit value of their quotations to a more appropriate level from the market’s perspective, as well as to facilitate any transactions involving such Shares.  Previously only blocks of 1,000 shares were negotiable on the São Paulo Stock Exchange (Bovespa).  The reverse split also adjusted the ADR ratio to 1:1, i.e. one ADR is now equivalent to one preferred share.

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

          For additional information on our debt, see notes 10 and 11 to our financial statements.

C.     Research and development, patents and licenses, etc.

          During 2005, 2004 and 2003, we spent approximately US$ 1 million per year on research and development.  We direct research and development activities towards increasing eucalyptus wood and quality yields, making our production more efficient, developing new products and improving the quality of our products.  We maintain close links with various universities and private research institutes.  As an integrated producer of pulp and paper, we have sought to gain an even better understanding of the whole production process.  We attempt to identify the characteristics of both wood and pulp that are essential for the production of high quality paper.

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

          We participate in two eucalyptus genome projects. FORESTs, which is sponsored by the Eucalyptus Genome Consortium, a consortium of Brazilian pulp, paper and wood product companies, and FAPESP (The State of São Paulo Research Foundation).  The Eucalyptus Genome Project seeks to (i) develop the eucalyptus genetic sequence (the results of the partial sequencing already made results in 130,000 ESTs - Expressed Sequence Tags), (ii) identify the genes responsible for patterns in wood quality, drought and disease resistance and nutrient absorption, and (iii) create tools for marker assisted selection.  FORESTs, which started in May 2000, has a budget of approximately US$ 3.5 million and will take place over a period of approximately five years.  We have committed to fund approximately 30% of this amount for the project.  The consortium will own the results of the project, and we are entitled to full access to the technology resulting from the project.  The FORESTs project is in its intermediate phase.  In May 2003, Ripasa, Suzano Bahia/Sul, Duratex and us, the four companies investing in this project, began selecting researchers interested in presenting proposals for the second and last phase of the project.  The project has consumed US$ 1million, but will be finalized at the cost of US$ 3.2 million.  We cannot assure if or when we are going to have economic return on the project.

          We are participating in another project, the GENOLYPTUS Project, which recently began with the support of the Brazilian Ministry of Science and Technology.  The project involves seven universities, three Embrapa centers and 12 major forest-based companies.  The funding for the project comes from the government (70%) and the consortium of forestry companies (30%).  The focus of the GENOLYPTUS project is to generate a suite of experimental resources and genomic tools to discover, map, validate and further investigate genes of economic importance in species of eucalyptus.  The main objective of the project is to translate this knowledge to improved forest tree breeding and production technologies.  Embrapa started the second stage of Genolyptus Project in November 2004.  The program formed the world’s largest genome data bank about eucalyptus.  In June 2005, Embrapa transferred copies of the genomic data bank to the companies.  The objective is that companies develop improved genetic varieties based on this data.  The project involves investments of US$ 3 million, US$ 2 million of which was invested by the Ministry of Science and Technology.  The other US$ 1 million will be invested by the consortium.  The third stage of the project will last until 2007 with the objective of mapping the eucalyptus gene.

          We also contribute to research activity by Allelyx, a company of the Votorantim group, which is studying the CSDV (citrus sudden death virus) in order to obtain a modified plant that would resist this virus.

D.     Trend Information

          The primary trends which influence our sales and production and inventory levels are:  the patterns and cycles of pulp purchases by paper producers, pulp and paper prices, the level of pulp inventory in the hands of pulp producers in the global market, global economic conditions and the effect of currency fluctuations.

          We continue to pursue growth opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long-term strategic focus.

          For additional information regarding trends in our business, see “Item 4B.  Business—Our Business Strategy” and “Item 5A - Operating Results.”  For risks affecting our business, see “Item 3D - Risk Factors.”

E.       Off-Balance Sheet Arrangements

          We participate in a number of off-balance sheet arrangements, principally relating to guarantees and take or pay contracts.  We also have a number of swap transactions that are described in “Item 11.  Quantitative and Qualitative Disclosures about Market Risk.”  All of these transactions are further described elsewhere in this annual report.

F.       Tabular Disclosure of Contractual Obligations

          The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2005.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in millions of U.S. dollars)
Total debt commitments (1)	1,483	198	136	699	450
Interest payable	13	13	—	—	—
Capital lease obligations (2)	48	43	5	—	—
Operating leases (3)	12	2	4	4	2
Purchase obligations (4)	418	80	132	78	128
Pension contribution	14	2	4	5	3
Total	1,988	338	281	786	583

(1)	Includes loans and financings shown in our financial statements, less interest payable.
(2)	Includes any agreements with suppliers of our assets (including for the Jacareí project).
(3)	Includes land leases and wood supply.
(4)	Includes take-or-pay contracts.

          The above table does not reflect contractual commitments discussed in “Item 5E - Off-Balance Sheet Arrangements” above.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

          We are managed by our Conselho de Administração, or board of directors, composed of at least three and at most ten members, and our Diretoria, or board of officers, composed of at least three and at most ten members (each an executive officer).  From our general shareholders’ meeting at April 20, 2005 we had a permanent Conselho Fiscal, or fiscal committee, which is composed of at least three and at most five members.

Board of Directors

          According to our by-laws, our board of directors is required to meet at least three times a year and when called by the chairman or by the majority of members of the board of directors.  Our board of directors met thirteen times during 2005 (three ordinary and ten extraordinary meetings).  Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management.  The board of executive officers meets periodically to review production, commercial and financial operations.

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

          Set forth below are the name, age and position of each member of our board of directors elected at our shareholders’ general meeting on April 20, 2005:

Name	Age	Position

José Roberto Ermírio de Moraes(1)	48	Chairman
Fábio Ermírio de Moraes(2)	44	Vice-Chairman
Carlos Ermírio de Moraes(3)	50	Member
Clóvis Ermírio de Moraes Scripilliti(4)	47	Member
José Luciano Duarte Penido	58	Member

(1)	José Roberto Ermírio de Moraes is the son of José Ermírio de Moraes Filho, who passed away in 2001.
(2)	Fábio Ermírio de Moraes is the son of Ermírio Pereira de Moraes, who was once a board member. He is also the cousin of José Roberto Ermírio de Moraes.
(3)	Carlos Ermírio de Moraes is the son of Antonio Ermírio de Moraes, who was once a board member. He is also the cousin of José Roberto Ermírio de Moraes.
(4)	Clóvis Ermírio de Moraes Scripilliti is the son of Clovis Scripilliti, who passed away in 2000. He is also the cousin of José Roberto Ermírio de Moraes.

Board of Executive Officers

          Our executive officers are responsible for our day-to-day management.  The executive officers have individual responsibilities established by our by-laws and by the board of directors and are independent from the Ermírio de Moraes family, our ultimate controlling shareholders.  The executive officers are elected by the board of directors for one-year terms, although any executive officer may be removed by the board of directors before the expiration of his term.  The current term of all our executive officers ends on April 30, 2007.

          Set forth below are the name, age and position of each of our executive officers elected on April 28, 2006:

Name	Age	Position

José Luciano Duarte Penido	58	President & Chief Executive Officer
Francisco Fernandes Campos Valério	58	Technical & Industrial Officer
Luiz Carlos Ganzerli	58	Human Resource & Organizational Development Officer
Sérgio Marnio Gandra Vaz	62	Paper Business Officer
Valdir Roque	55	Chief Financial Officer & Investor Relations Officer
José Maria de Arruda Mendes Filho	52	Forest Operations Officer
Antonio Sergio Pinzan de Almeida	44	Pulp Business Officer

Biographical Information

          José Roberto Ermírio de Moraes.  Mr. José Roberto Ermírio de Moraes has been the chairman of our board of directors since 1992 and was our president from 1992 to April 26, 2002. He is the Chief Executive Officer of Votorantim Industrial and member of Executive Committee of Votorantim Group, and he has a B.A. in Metallurgy Engineering from the Armando Alvares Penteado Foundation College in São Paulo, Brazil.

          Fábio Ermírio de Moraes.  Mr. Fábio Ermírio de Moraes is a mechanical engineer and has been working for the Votorantim Group since 1985.  Chairman of the Board of Directors of Votorantim Cimentos, Director Vice-President of Votorantim Industrial and Member of the Executive Committee of Votorantim Group.

          Carlos Ermírio de Moraes.  Mr. Carlos Ermírio de Moraes has been working for the Votorantim Group since 1983.  He is the President of the Board of Directors of CPFL (Cia. Paulista de Força e Luz) and a member of the Board of Directors of VBC Energia S/A (Votorantim, Bradesco and Camargo Energia).

          Clóvis Ermírio de Moraes Scripilliti.  Mr. Scripilliti has served as a member of our board of directors since 2000.  He is the President of Family Council and a member of the Executive Committee of Votorantim Group.  He studied Metallurgy Engineering at Mackenzie University in São Paulo, Brazil.

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

          Antonio Sérgio Pinzan de Almeida.  Mr. Almeida joined the company in 1990, as a Sales Manager in the paper division. In 1996 Mr. Almeida has structured the pulp business, and has been responding for this business since the beginning of its activities. He has been working in Trading Companies and Industries for more than twenty years, always focused in the international markets and holds a B.A. in Business Administration from FASP, Brazil and Master Business Administration from FEA/USP, Universidade de São Paulo, Brazil.

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

          José Maria de Arruda Mendes Filho.  Mr. Mendes is a forest engineer and has been working for the Votorantim Group since 1982, when he started at Companhia de Cimento Portland Itaú.  He joined VCP in 1988 to develop the forest area of the company and to supply the pulp mills.  He has a degree in forest engineering from ESALQ/USP, Universidade de São Paulo, Brazil, and also a master degree from USP. He has been VCP’s forest operations’ director since August 2004.

Fiscal Committee

          Under the Brazilian Corporate Law, the Conselho Fiscal (Fiscal Committee) is a corporate body independent of management and a company’s external auditors.  In the past, a Conselho Fiscal was not typically equivalent to or comparable with a U.S. audit committee; its primary responsibility had been to monitor management’s activities, review the financial statements, and report its findings to the shareholders.  However, pursuant to an exemption under the SEC rules regarding the audit committees of listed companies, a foreign private issuer is not required to have a separate audit committee composed of independent directors if it has a board of auditors established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a board and such board meets certain requirements.

Pursuant to this exemption, our Conselho Fiscal exercises the required duties and responsibilities of a U.S. audit committee to the extent permissible under Brazilian Corporate Law.  To comply with the SEC rules, the board of auditors meets the following standards:  it is separate from the full board, its members are not elected by management, no executive officer is a member, and Brazilian law sets forth standards for the independence of the members.  In addition, in order to qualify for the exemption, the board of auditors, to the extent permitted by Brazilian law (as discussed further below):

a.

is responsible for the appointment, retention, compensation and oversight of the external auditors (including the resolution of disagreements between management and the external auditors regarding financial reporting);

b.

is responsible for establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

c.	has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

d.	receives appropriate funding from the company for payment of compensation to the external auditors, for any advisors and ordinary administrative expenses.

          As a foreign private issuer, we decided to modify our Conselho Fiscal to comply with the exemption requirements.  Our Board of Directors approved the delegation to the Conselho Fiscal of certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter that delegates to the Conselho Fiscal the duties and responsibilities of a U.S. audit committee to the extent permitted under Brazilian Corporate Law.  Because Brazilian Corporate Law does not permit the Board of Directors to delegate responsibility for the appointment, retention and compensation of the external auditors and does not provide the board or the Conselho Fiscal with the authority to resolve disagreements between management and the external auditors regarding financial reporting, the Conselho Fiscal cannot fulfill these functions.  Therefore, in addition to its oversight responsibilities, the Conselho Fiscal may only make recommendations to the Board of Directors with respect to the appointment, retention and compensation of the external auditors, and with regard to resolution of disagreements between management and the external auditors, the Conselho Fiscal may only make recommendations to management and the board.

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

          Our Conselho Fiscal is composed of three members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election.  Under the Brazilian Corporate Law, holders of preferred shares have the right to elect separately one member of the Conselho Fiscal.  Also, under the Brazilian Corporate Law, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal.  In any event, however, the common shareholders have the right to elect the majority of the members of the Conselho Fiscal.  Set forth below are the names, ages and positions of the members of our Conselho Fiscal and their respective alternates, as of April 28, 2006, the date of the last annual shareholders’ meeting.

Name	Age	Length of Term	Year First Elected	Position

João Carlos Hopp	76	one year	2001	Member
Geraldo Gianini	55	one year	2006	Alternate
Miguel Roberto Gherrize (1)	67	one year	2005	Member
Sérgio Seidiyu Yatabe	50	one year	2005	Alternate
José Carlos de Brito	67	one year	2005	Member
Antonio Arena Neto	64	one year	2005	Alternate

(1)	Miguel Roberto Gherrize is the audit committee financial expert.

B.  Compensation

          According to our by-laws, our directors do not receive any compensation.  As of the year ended December 31, 2005, the aggregate compensation, including cash and benefits-in-kind, paid to our executive officers (a total of seven persons at the time) was approximately R$ 4.5 million (corresponding to US$ 1.8 million).

C.  Board Practices

          Our board of directors generally meets three times a year and when called by the chairman or by the majority of the members of the board of directors.  Our board of directors met thirteen times during 2005.  Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management.  The board of executive officers meets periodically to review production, commercial and financial operations.

          According to our by-laws, the members of the board of directors are elected by the holders of our common shares at the general meeting of shareholders.  Members of the board of directors serve two-year terms.  The terms of the current members expire on April 30, 2007.

D.  Employees

          As of December 31, 2005, we employed 3,620 persons.  We use subcontractors for many of our forestry operations and for substantially all of the transportation of wood, pulp and other raw materials.  These subcontractors employed 5,014 persons for our business as of December 31, 2005.  Approximately 85% of the workers in our forests are employed by third parties, predominantly in areas such as maintenance and security.  See “Item 4—Information on VCP—Business Overview—Raw Materials—Wood” and “Item 4—Information on VCP—Business Overview—Transportation.”  We are in compliance with all local, state and federal worker health and safety regulations.

          Several unions represent our employees and we consider the unions to be well organized.  Collective bargaining agreements relating to forest workers were renewed in 2005 and expire in November 2006.  Collective bargaining agreements relating to other employees that expired in September 2005 were renewed for another year, with the employees receiving a 7% pay increase and a R$ 700.00 advance for employees hired before September 30, 2005.  We are currently engaged in negotiations to renew the agreements for another year.  Since 1989, we have experienced four labor strikes, all of which affected the pulp and paper industry generally and lasted an average of three days.  We believe we have good relationships with our employees.

          In March 2000, we began to participate in a Votorantim group pension plan, which was made available to all of our employees.  For more detailed information, see “—Defined Contribution Pension Plan” below.

          In December 2005 we provisioned for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement. For more detailed information, see “—Post-retirement Benefit Plan” below.

Defined Contribution Pension Plan

          In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees.  For employees below a certain income level we match the employee’s contribution limited to 1.5% of the employee’s compensation.  For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation.  At our option we may also make additional contributions.  Our contributions vest in varying percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service.  Our contributions were US$ 2 million in 2005.

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

Post-retirement Benefit Plan

          The actuarial liability relates to our proportion of the costs of a hospital facility we share with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and costs are apportioned among the sponsors based on usage.  No liability had been recorded prior to 2005.  Contributions paid to the hospital in the year ended December 31, 2005 and 2004 amounted to US$ 1 million.

          Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 21 million.

Percentage

Weighted-average assumptions as of December 31, 2005
Discount rate	8.5
Health care cost trend on covered changes	3.0
US$

Components of net periodic benefit cost for 2006
Interest cost	2

Total net periodic benefit cost (benefit)	2

          It has been assumed, for measurement purposes, that health care cost trends for 2006 will not be considerably different from 2005.  Our actuaries are unable to project the direction and pattern of changes in the assumed trend rates, the ultimate trend rates, nor can they estimate when the rates are expected to be achieved.  A one-percentage-point change in assumed health care cost trend rates would have the following effects in 2005 (all other assumptions have been held constant):

	One-percentage- point increase	One-percentage -point decrease

Sensitivity of retiree welfare results
On total service and interest cost components	0.3	(0.3)
On post-retirement benefit obligation	2.0	(2.0)

E.  Share Ownership

          As of December 31, 2005, the members of our board of directors and our officers, on an individual basis and as a group, directly own less than 1% of our preferred shares and none of our common shares.  For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”  The following table lists the amount of shares held directly by each individual member of our board of directors or executive officer and their representative percentage relative to the total outstanding shares as of April 30, 2006:

	Common		Preferred

	Number of Shares	Percentage of the Total Outstanding Shares	Number of Shares		Percentage of the Total Outstanding Shares

Board of Directors
José Roberto Ermírio de Moraes	0	0%	1		0%
Fábio Ermírio de Moraes	0	0%	1		0%
Clóvis Ermírio de Moraes Scripilliti	0	0%	1		0%
Carlos Ermírio de Moraes	0	0%	1		0%
José Luciano Penido (*)	0	0%	1(*	)	0%
Executive Officers
José Luciano Penido(*)	0	0%	1(*	)	0%
Francisco Fernandes Campos Valério	0	0%	3,000		0%
Luiz Carlos Ganzerli	0	0%	0		0%
Sérgio Marnio Gandra Vaz	0	0%	18		0%
Valdir Roque	0	0%	0		0%
José Maria de Arruda Mendes Filho...	0	0%	15		0%
Antônio Sérgio Pinzan de Almeida...	0	0%	0		0%
Total	0	0%	3,038		0%

Source: Itaú Custódia.
(*) Mr. José Luciano Penido is part of both the Board of Directors and Executive Officers and he owns only 1 preferred share of VCP.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

          The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of April 30, 2006:

	Common		Preferred		Total

Shareholders	Shares	(%)	Shares	(%)	Shares	(%)

	(in million of shares, except percentages)
Votorantim Participações S.A.	94,022,846	88.95	3	0	94,022,849	49.07
Nova HPI Participações Ltda.	11,679,604	11.05	0	0	11,679,604	6.10
Total Votorantim group	105,702,450	100.00%	3		105,702,453	55.17
BNDES Participações S.A.	0	0	6,576,539	7.66	6,576,539	3.43
Treasury Stock	2	0	1,081,499	1.26	1,081,501	0.56
Public (Free Float)	0	0	78,253,005	91.09	78,253,005	40.84

Total	105,702,452	100.00%	85,911,046	100.00%	191,613,498	100.00%

          The ultimate beneficial owner, in each case, of more than 5% of our common shares through intermediate holdings companies is the Ermírio de Moraes family who, in the aggregate, beneficially owns 100% of our voting common shares.  The Ermírio de Moraes family does not own any of our preferred shares.  All holders of our voting common shares have the same voting rights.  Each of our directors, other than José Luciano Duarte Penido  has material beneficial interests in trust holdings.

B.  Related-Party Transactions

          We have engaged in a number of transactions with related parties.

Distributions and Sales Outside of Brazil

          In 2002 and 2003, we sold approximately 56% and 17%, respectively, of our exports through Votorantrade, a member of the Votorantim group engaged in the sale and distribution of certain of the Votorantim group’s products, with offices in various locations throughout the world.  In 2004 and 2005, all of our exports were sold through VCP Overseas Holding KfT by VCP Trading and VCP North America.  From 2006 on, all of our exports are sold through VCP Overseas Holding KfT by VCP Overseas Holding Limited, Budapest, the Switzerland branch of our international subsidiary.

Banco Votorantim S.A.

          We have entered into a number of financial transactions with or through Banco Votorantim S.A., or Banco Votorantim, a financial institution controlled by the Votorantim group and its affiliates.  At December 31, 2005 we had approximately US$ 576 million (of a total of US$ 707 million) in deposits and available-for-sale securities with Banco Votorantim and US$ 54 million in unrealized losses from cross-currency interest rate swap contracts with Banco Votorantim.

Votocel

          In January 2004, we entered into a service contract with Votocel pursuant to which we provide Votocel information technology and human resources services for a fee of R$ 2.4 million per year.  The term of the contract is one year, renewable annually on terms to be negotiated by Votocel and us at the time of renewal.  On May 31, 2005, we renewed this contract until December 31, 2005, adding a value of US$ 1.8 million.  We believe that this service contract is on terms that are fair and reasonable to us.  In 2005, Votorantim Group sold 100% of Votocel to a third party and since then it is not a related party any more.

Guarantees

          At December 31, 2005, we guaranteed US$ 245 million of debt of other members of the Votorantim group which pertains to the aggregate amount of debt issued in the international capital markets.  In each case, the Outstanding guarantee amount at December 31, 2005 pertains to the amount of proceeds that were received by us and/or our subsidiaries on the issue date.  The remaining debt raised was received and also guaranteed by other members of the Votorantim group.  The US$ 245 million corresponding to VCP is made up of the following;

Primary obligor	Obligations	Issue Date	Outstanding guarantee amount at December 31, 2005	Date of Expiration of guarantee	Beneficiary

Voto-Votorantim Overseas Trading Operations III Limited.	US$300 million notes issuance	January 23, 2004	US$ 45 million	January 23, 2014	Noteholders and the trustee
Voto-Votorantim Overseas Trading Operations IV Limited.	US$400 million notes issuance	June 24, 2005	US$ 200 million	June 24, 2020	Noteholders and the trustee

Total			US$ 245 million

Note: The guarantees provided by us are in favor of VCP only

          Each of the primary obligors listed above are special purpose companies established with the sole purpose of issuing debt.  As such, upon maturity of the debt issued, which is also the date of expiration of the guarantee, we will either repay lenders or seek to refinance the maturing debt.

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

Leases of Forest Land

          At December 31, 2005, we leased approximately 77,700 hectares of forestland, or approximately 63% of the land devoted to our forestry operations.  Approximately 26,000 hectares of the planted area are leased from other companies of the Votorantim group (other than our subsidiaries).  The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles.  The lease payments are equivalent to 30% of the market prices of the wood produced on the property and are payable after each harvest, based on market prices.

BNDESPAR

          A shareholder of our preferred shares, BNDESPAR is a wholly owned subsidiary of BNDES, the Brazilian economic development bank owned by the Brazilian federal government.  We have entered into a number of financing transactions with BNDES.  At December 31, 2005, we had an aggregate of US$ 185 million in outstanding loans to BNDES denominated in reais that we borrowed to fund expansion and modernization projects.  The BNDES loans are secured by liens on land, equipment and property (including the Jacareí mill), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group.  Our loans with BNDES bear interest at 3% per annum on the principal amount and are indexed using the TJLP, a nominal long-term interest rate that includes an inflation factor.  US$ 27 million bear an interest rate of 12.86% (the UMBNDES Index).  The UMBNDES Index is a weighted average rate based on the exchange rate of a basket of currencies, predominantly the U.S. dollar, held by BNDES.  At December 31, 2005, the TJLP was fixed at 9.75%, and during 2005 averaged 9.75% per year.  See notes 11 and 12 to our consolidated financial statements.

          For additional information regarding related-party transactions, see “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources” and note 12 to our consolidated financial statements.

C.  Interests of Experts and Counsel

          Not applicable.

ITEM 8.  FINANCIAL INFORMATION

          Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações S.A. (“VEP”), VCP Florestal Ltda. (merged into VCP on January 1, 2005), St. Helen Holding III B.V., Normus Emprendimentos e Participações Ltda., Newark, VCP Overseas Holding KFT, VCP North America Inc. and VCP Trading N.V. (Netherlands Antilles), all of which are wholly owned.  Significant intercompany accounts and transactions have been eliminated in the consolidation.  The 12.35% owned equity investee, Aracruz Celulose S.A., in which we acquired our interest during 2001 (Note 4) and our 50-percent-owned equity investees, Voto-Votorantim Overseas Trading Operations N.V., Voto-Votorantim Overseas Trading Operations II Limited and Voto-Votorantim Overseas Trading Operations IV Limited respectively, are accounted for using the equity method.

          On March 31, 2005, Ripasa Participações S.A. (“Ripar”), a joint venture in which we own 50%, acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa S.A. Celulose e Papel (“Ripasa”), a Brazilian pulp and paper producer.  We account for our interest in Ripar using the equity method of accounting.

A.  Consolidated Statements and Other Financial Information

          See “Item 3—Key Information—Selected Financial Data” and “Item 18—Financial Statements.”

Legal Matters

          We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business.  These include general civil, tax and employee litigation and administrative proceedings.  At December 31, 2005, we were defendants in 1,237 labor lawsuits filed by our former employees and former employees of our subcontractors and 380 civil proceedings.  We believe that we will prevail in the majority of these lawsuits, and do not consider that, if decided against us, these proceedings individually or in the aggregate will have a material adverse effect on us or on our financial condition.  At December 31, 2005, our provisions for legal proceedings were  US$ 172 million, of which US$ 157 million related to tax disputes and approximately US$ 15 million related to civil and labor proceedings.  We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations.  We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions.

          On May 22, 2002, we (along with many other Brazilian companies) received a notice from the Central Bank requesting that we provide information regarding our remittances abroad to certain exporters of equipment imported by us.  We responded to the Central Bank within the 30-day period with the information that was requested.  In spite of this, the Central Bank issued a fine in the amount of US$ 14 million.  We presented our defense to the Central Bank to refute the payment of the fine, and we succeeded in the first hearing in 2005, but this lawsuit remains subject to appeal.  We believe that our chances of success are high because we have the documents necessary to prove the transactions.

          We have instituted a number of legal proceedings in which we are seeking a refund or contesting the imposition of certain taxes.  For example, in 1999, we filed a lawsuit challenging the 1% increase in the COFINS tax rate (from 2% to 3%), a tax on revenues.  Although we have obtained a legal injunction, based on advice from our legal counsel and reflecting rulings by the Federal Supreme Court, we accrued US$ 55 million relating to this claim, from 2002 through 2004.  In December 2005 we made a judicial deposit of US$ 55 million following an unfavorable decision of the Supreme Court.  During 2005, we recorded an additional US$ 21 million related to the 1% increase in the COFINS tax rate.

          In addition, we are party to certain lawsuits and administrative proceedings before various courts and governmental agencies with respect to certain other tax liabilities arising in the ordinary course of our business.  We cannot assure you that we will be successful in obtaining the right to these tax credits or in contesting the imposition of these taxes.

          For more information on our lawsuits, see note 14 to our audited consolidated financial statements.

Dividend Policy and Dividends

          General

          In order to determine the amounts available for dividend distribution, we are subject to the following procedures, established by the Brazilian corporate law.  We must allocate 5% of our annual net income, determined in accordance with the requirements of the Brazilian corporate law, to a legal reserve until the legal reserve equals 20% of our share capital as of the end of the most recent fiscal year.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our other capital reserves, exceeds 30% of our capital.  The legal reserve may be used only to offset any accumulated deficit or to increase our share capital and may not be distributed.  At December 31, 2005, the legal reserve outstanding balance was R$ 175 million, equivalent to US$ 75 million at the December 31, 2005 exchange rate.

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

          At the end of each fiscal year, all shareholders are entitled to receive a mandatory dividend, also known as the mandatory distribution.  For the mandatory distribution, we must distribute at least 25% of the net income after taxes, after deducting the accumulated losses and after deducting any amounts allocated to employee’s and management participation, and as reduced or increased, as the case may be, by the following amounts:

•	the amount allocated to the legal reserve; and

•	the amount allocated to the contingency reserve and any amount written off in respect of the contingency reserve accumulated in previous fiscal years.

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

          The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders.  The dividends we paid in 2005 relate to profits accounted up to December 31, 2004.

          Unappropriated retained earnings, as reported in our U.S. GAAP financial statements, represent retained earnings after appropriations specified in the Brazilian corporate law as described in the fourth paragraph under “—General.”  Unappropriated retained earnings in U.S. GAAP have no relevant impact on U.S. investors since the distributable earnings are those recorded in our books in accordance with Brazilian GAAP.  The appropriated reserve balances in the U.S. GAAP financial statements at the balance sheet dates reflect the underlying Brazilian statutory accounts translated at historical exchange rates.  The unappropriated retained earnings balance in the U.S. GAAP financial statements does not reflect amounts available for distribution.  At December 31, 2005, in our legal books prepared in accordance with Brazilian GAAP, we had unappropriated retained earnings (sum of the accounts Reserve for Accumulated Financial Results (Reserva de Resultados Acumulados) and Reserve for Retained Earnings (Reserva  de Lucros)) of R$ 1,469 million, equivalent to US$ 628 million at the exchange rate at December 31, 2005.  We had unappropriated retained earnings of US$ 461 million at December 31, 2004 and US$ 559 million at December 31, 2003 at the exchange rate at the referred dates.  Unappropriated retained earnings as reported in accordance with Brazilian GAAP may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future.  No dividend distribution can be made if an accumulated deficit is reported in accordance with Brazilian GAAP, unless the negative balance is reversed by releasing other reserves.

          The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars.  Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar.  In addition, the devaluation of the real creates foreign exchange gains and losses that are included in the results of operations determined under Brazilian GAAP and which affect the amount of unappropriated earnings available for distribution.  At December 31, 2005, on a consolidated basis, we and our subsidiaries recorded under Brazilian GAAP foreign exchange losses and monetary variation (including gains from foreign currency swap contracts and excluding Aracruz’s foreign exchange gain on equity) of R$ 116,999 million (equivalent to US$ 50 million at the average exchange rate for 2005).

          Mandatory distribution

          Under our by-laws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual dividend.  The dividend must be distributed within 60 days of the annual shareholders’ meeting at which the distribution is approved, unless a shareholders’ resolution determines another date for distribution, which may not be later than the end of the fiscal year in which such dividend was declared.  Pursuant to our by-laws, holders of preferred shares are not entitled to a fixed or minimum dividend, but have the right to receive dividend payments per share that are 10% greater than those paid to holders of common shares.  The mandatory distribution is based on a percentage of adjusted net income, which may not be lower than 25%, rather than a fixed monetary amount per share.  The Brazilian corporate law permits, however, a public company to suspend the mandatory distribution of dividends if the board of directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the Conselho Fiscal.  The board of directors must file a justification for a dividend suspension with the CVM within five days of the date of the shareholders’ meeting.  Profits not distributed by virtue of the suspension mentioned above must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits such payments.  The rules regarding suspension apply to the holders of preferred shares and, consequently, to the holders of ADSs.  The mandatory distribution may also be limited to the “realized” portion of net income, as described under “—General.”  On December 3, 2003 we changed our dividend policy.  For further information on the new policy, see “Dividend Policy.”

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

          The new policy went into effect in 2004 and will apply to any future distribution of dividends and/or interest on equity, as well as to any distribution related to the 2003 fiscal year.  It is anticipated that, given the cyclical nature of our pulp and paper business, distributions of dividends and/or interest on equity will be made once a year.

          The declaration of annual dividends, including dividends in excess of the mandatory distribution, will continue to require approval by the majority of our common stockholders and will continue to depend on many factors, including our results of operations, financial condition, cash requirements, future prospects, credit ratings, macroeconomic conditions and other factors deemed relevant by our shareholders and board of directors.  We may change or rescind our dividend policy at any time.

          Dividends

          The following table sets forth the dividends paid to holders of our capital stock since fiscal year 2001. The amounts in the table below relate to cash dividends declared, which differ from the dividends reported in U.S. dollars in the statement of changes in shareholders’ equity in our consolidated financial statements due to translation effects recorded through to the date of dividend payment.

First payment date	Fiscal year	Common shares	Preferred shares	Common shares(1)	Preferred shares(1)

		(in R$ per share)		(in US$ per share)
June 21, 2002	2001	0.4614	0.5075	0.1621	0.1783
June 20, 2003	2002	0.5711	0.6282	0.1977	0.2174
May 10, 2004	2003	1.1928	1.3121	0.3798	0.4177
November 5, 2004	2004	0.3999	0.4399	0.1419	0.1561
May 13, 2005	2004	0.2080	0.2280	0.0842	0.0923
May 10, 2006 (2)	2005	1.4069	1.5476	0.6834	0.7518

(1)	Based on declared cash amount in R$translated to U.S. dollars at the exchange rate on the first payment date.

(2)	Dividends distributed as Interest on Equity (ISE). Amounts are gross of the 15% withholding tax.

          The dividends we paid amounted to US$ 40 million in 2003, US$ 104 million in 2004 and US$ 88 million in 2005.

          At our annual shareholders’ general meeting held on April 28, 2006, our shareholders approved the payment of dividends in the amount of approximately R$ 280 million (approximately US$ 136 million), which represented approximately 54% of adjusted net income in reais for the year 2005, in accordance with the Brazilian corporate law.  Holders of our preferred shares have the right to receive a dividend per share of 10% more than that paid to the common shares.

B.  Significant Changes

          No significant changes or events have occurred after the close of the balance sheet date at December 31, 2005, other than the events already described in this annual report.  See “Item 4A—Information on VCP—History and development of VCP—Competition” for more details on the corporate restructuring of Ripasa.

          For a summary of our announced unaudited financial results for the first quarter of 2006, see “Item 5A.  Operation Results—Recent Developments.”

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

          Before the offering of 7,920,000 ADSs, on April 13, 2000, or the ADS Offering, there was no active public market for the ADSs.  The ADSs are listed on the New York Stock Exchange under the trading symbol “VCP.”  Our preferred shares trade on the São Paulo Stock Exchange under the symbol “VCPA4” (prior to December 3, 1999 we traded under the symbol “PSIM4”).  At April 30, 2006, we had approximately 5,945 shareholders of record.

Market Price Information

          The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for each preferred shares on the São Paulo Stock Exchange.  The table also sets forth, for the periods indicated, the reported high and low sales prices per ADS assuming that ADSs had been outstanding on such dates and translated into U.S. dollars, as from the second quarter of 2000, at the commercial market rate for the sale of U.S. dollars at the last day of each respective quarter.  See “Item 3—Key Information—Selected Financial Data—Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below:

		Reais per Preferred Share		U.S. dollars per ADS

		High	Low	High	Low

2000:
	Annual	17.00	9.80	9.30	5.03
2001:
	Annual	17.30	10.00	7.10	4.50
2002:
	Annual	24.44	15.00	8.45	5.00
2003:
	First Quarter	27.08	23.20	7.88	6.40
	Second Quarter	26.00	19.20	8.20	6.53
	Third Quarter	32.40	21.80	11.16	7.68
	Fourth Quarter	36.78	28.78	12.82	9.76
	Annual	36.78	19.20	12.82	6.40
2004:	First Quarter	41.00	33.00	14.26	11.55
	Second Quarter	42.00	33.20	14.49	10.72
	Third Quarter	44.00	38.00	15.02	12.53
	Fourth Quarter	43.53	36.02	16.55	12.66
	Annual	44.00	33.00	16.55	10.72
2005:	First Quarter	39.37	31.55	15.69	12.72
	Second Quarter	32.28	25.38	13.30	10.61
	Third Quarter	28.54	24.71	13.40	11.10
	Fourth Quarter	29.00	23.39	13.55	11.40
	Annual	39.37	23.39	15.69	10.61
Share price for the most recent six months:
	December 2005	29.00	25.55	12.75	11.75
	January 2006	28.90	27.45	12.78	12.22
	February 2006	32.50	27.20	15.27	12.38
	March 2006	35.01	30.33	16.18	14.25
	April 2006	34.79	32.51	16.56	15.20
	May 2006	36.56	30.80	17.58	13.28.

          On May 23, 2006, the last reported closing sale price for the preferred shares on the São Paulo Stock Exchange was R$ 31.27 per preferred share, equivalent to US$ 13.66 per ADS translated at the exchange rate of R$ 2.29 per US$ 1.00, the commercial market rate on that date.

          On April 13, 2000, we issued preferred shares in the form of ADSs issued by Citibank N.A., as depositary, and became a registered company with the Commission and were listed on the New York Stock Exchange.  Our offering raised US$ 118.8 million (before underwriting discounts and commissions), we received US$ 29.8 million (before expenses) and the selling shareholders received US$ 85.4 million (before expenses).  On April 30, 2002, the CVM approved The Bank of New York as our replacement depositary bank.  On May 17, 2002, the Commission declared effective the Form F-6 filed in connection with the change of depositary.

          On December 12, 2003 BNDESPAR and certain Votorantim companies completed a secondary global offering of 9,217,318 ADSs (or its equivalent in preferred shares).  On December 19, 2003, BNDESPAR sold an additional 1,127,148 ADSs (or its equivalent in preferred shares) pursuant to an overallotment option granted to the underwriters.  We did not receive any proceeds from that offering.

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

          The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world.  At April 28, 2006, the aggregate market capitalization of the 339 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$ 655 billion, and the ten largest companies listed on the São Paulo Stock Exchange represented approximately 52% of the total market capitalization of all listed companies.  Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder.  On April 28, 2006, we accounted for approximately 0.5% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

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

          We have a permanent Conselho Fiscal that consists of three members and three alternates.  The members of our Conselho Fiscal are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert.  In order to comply with the exemption requirements that allow our Conselho Fiscal to act as an audit committee pursuant to SEC rules, our Board of Directors approved the delegation to the Conselho Fiscal of certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter that delegates to the Conselho Fiscal the duties and responsibilities of a U.S. audit committee to the extent permitted under Brazilian Corporate Law.  For a further discussion of our Conselho Fiscal, see “Item 6C.  Board Practices—Conselho Fiscal.”

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

Code of Business Conduct and Ethics

          NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.  Applicable Brazilian law does not have a similar requirement.  However, we have recently amended our code of ethics to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules.  We believe our code, as amended, substantially addresses the matters required to be addressed by the NYSE rules.  A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.  For a further discussion of our Code of Ethics, see “Item 16B – Code of Ethics.”

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

Technology Transfer Agreements

          We entered into a technology transfer agreement with Oji Paper pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal and carbonless paper.  The agreement also granted us an exclusive, non-assignable license to manufacture and sell certain carbonless and thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East.  Oji Paper receives quarterly royalties based on net sales.  The sum of the quarterly royalties in each of the years ended December 31, 2003 and 2004 was approximately US$ 1.3 million in each year.  In 2005, this amount was reduced to less than US$ 1.0 million because the technology transfer agreement expired in October 2004, and we have renewed it, but only for the thermal papers.

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

Right of Withdrawal

          The Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest.  Such right of withdrawal may be exercised by a dissenting or non-voting shareholder, including any holder of preferred shares, if a vote of at least 50% of voting shares authorizes us:

•

to establish new classes of preferred shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the by-laws (our by-laws currently authorize such action);

•

to modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares, or to create a new class with greater privileges than the existing classes of preferred shares;

•	to reduce the mandatory distribution of dividends;

•	to change our corporate purpose;

•	to merge with another company (including if we are merged into one of our controlling companies) or to consolidate;

•	to transfer all of our shares to another company or in order to make us a wholly owned subsidiary of such company, known as an incorporação de ações;

•	to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian corporate law;

•	to approve our participation in a centralized group of companies, as defined under the Brazilian corporate law, and subject to the conditions set forth therein; or

•

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

E.  Taxation

          The following discussion contains a description of the material Brazilian and United States federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs but does not purport to be a comprehensive description of all the tax considerations that may be relevant to these matters based upon the particular circumstances of a holder.

          This summary is based upon tax laws of Brazil and the United States as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations.  You should consult your own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any U.S. federal estate, gift, or alternative minimum taxes, and non-U.S., state or local tax laws.

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

          Social Contribution Tax (COFINS and PIS)

          The Federal government enacted law No. 10,833/03, which created the non-cumulative COFINS, which came into effect in February 2004.  The COFINS tax previously charged at a flat rate of 3.0% on revenues was increased to 7.6% on revenues less certain costs and expenses on a value-added basis.  Similarly, the PIS tax was increased from a flat rate of 0.65% on revenues to 1.65% on revenues less certain costs and expenses on a value-added.  These new value-added taxes allowed for certain credits in the basis of calculation such as raw materials, services and certain finance expenses.  Sales of investments (shares and fixed assets) are not considered in the calculation of these taxes.

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

U.S. federal income tax consequences

          The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of preferred shares or ADSs by a U.S. holder (as defined below) holding such preferred shares or ADSs as capital assets (generally, property held for investment).  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law other than income taxation.

          This summary does not purport to address all the material federal income tax consequences that may be relevant to the U.S. holders of the preferred shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and U.S. holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules.

          As used below, a “U.S. holder” is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes:

(i)	an individual citizen or resident of the United States;

(ii)	a corporation (or entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(iv)

a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

          If a partnership or other entity taxable as a partnership holds preferred shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partners of partnerships holding preferred shares or ADSs should consult their tax advisors.

          In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the preferred shares represented by those ADSs.

Taxation of Distributions

          In general, distributions with respect to the preferred shares or ADSs (which likely would include distributions of interest on shareholders’ equity, as described above under “– Certain Brazilian tax consequences – Interest attributed to shareholders’ equity”) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.

          If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the preferred shares or ADSs, and thereafter as capital gain.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

          The gross amount of any dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to the preferred shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to corporations.  Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are received by the depositary or its agent, whether or not converted into U.S. dollars.  A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss.  If dividends paid in Brazilian currency are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary or its agent, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year.  In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

          Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares (to the extent not represented by ADSs) will be treated as qualified dividend income, because the preferred shares are not themselves listed on a U.S. exchange.  In addition, the U.S. Treasury Department has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends.  Because such procedures have not yet been issued, we are not certain that we will be able to comply with them.  U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

        Dividends paid by us generally will constitute income from non-U.S. sources and will be subject to various classification and other limitations for U.S. foreign tax credit purposes.  Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income).  In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.  U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS.

Taxation of Capital Gain

          Deposits and withdrawals of preferred shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

          In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in the preferred shares or ADSs.  Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the preferred shares or ADSs have been held for more than one year.  Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders (including individuals) is eligible for taxation at preferential rates.  The deductibility of capital losses is subject to certain limitations under the Code.  Gain, if any, realized by a U.S. holder on the sale or other disposition of preferred shares or ADSs generally will be treated as U.S. source gain for U.S. foreign tax credit purposes.  Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax.  Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year.  U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

Passive Foreign Investment Company Rules

          Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years.  However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year.  If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC.  If we are deemed to be a PFIC for a taxable year, dividends on our ADSs would not be “qualified dividend income” subject to preferential rates of U.S. federal income taxation.  U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares or ADSs.

U.S. Backup Withholding and Information Reporting

          A U.S. holder of preferred shares or ADSs may, under certain circumstances, be subjected to information reporting and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends  paid by our company or the proceeds of a sale of preferred shares or ADSs, unless such U.S. holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii), in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability, provided the requisite information is timely furnished to the IRS.

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

General

          We use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and also take into account the natural hedge provided by our exports in determining our hedging needs.  We establish strict internal policies with respect to our currency exposure positions and revise these policies from time to time in response to new economic information on the macroeconomic environment in Brazil.  The exposure to foreign currency risk is guided by closely monitored policies.  We also invest in instruments linked to exchange variations.

          We also use cross-currency interest rate swap contracts to mitigate the volatility of foreign exchange rate fluctuations on our U.S. dollar-denominated debt.  The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of income in “Foreign exchange gains (losses) and unrealized gains (losses) on swaps, net.”

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

          Our foreign currency debt reflects a strategy to continue raising funds in U.S. dollars, and to invest the proceeds in investments bearing higher interest rates in the Brazilian market.  We succeeded in lengthening the average maturity of our debt over time.  The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 40% at December 31, 2004 and 14% at December 31, 2005.

Foreign currency risk

          Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.  Foreign currency-denominated liabilities as of December 31, 2004 included borrowings denominated mainly in U.S. dollars.  Our sales outside of Brazil are largely U.S. dollar-denominated, while sales of pulp within Brazil are denominated in reais but based on U.S. dollar prices, with most of our operating costs being denominated in reais.  Our export revenues and cross-currency interest rate swap contracts partially mitigate the exposure arising from our U.S. dollar-denominated debt.  We evaluate the macroeconomic situation and its impact on our financial position on a weekly basis.

          The specific foreign currency risks which have caused us to enter into swap contracts to protect ourselves against a possible devaluation of the real were associated with the exposures generated by our U.S. dollar-denominated (short- and long-term) debt.  The contracts mitigate these risks by committing the counterparties and ourselves to positions in foreign currency, thereby offsetting, to the extent of these contracts, the effects of currency fluctuations on our foreign currency debts.  The management of our net exposure position takes into account a number of current and projected economic factors and market conditions.  At December 31, 2004 and 2005, the notional amounts of our outstanding foreign currency swap contracts were US$ 259 million and US$ 609 million, respectively, and their fair values were US$ 47 million and US$ 77 million (reversal), respectively.  The weighted average pay rates on our outstanding foreign currency swap contracts are floating rate-based on the Certificado de Depósito Interbancário, or CDI.  The fair values of our cross-currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts.  The table below provides information on our debt outstanding as of December 31, 2005.  The amounts have been translated into U.S. dollars based on the exchange rate prevailing on December 31, 2005, as determined by the Central Bank (R$ 2.3407 for US$ 1.00), as of December 31, 2005.

	Expected maturity date

(US$ in millions)	2006	2007	2008	After 2008	Total

Short-term debt:
Reais
U.S. dollars	132				132
Total short-term debt (including current portion of long-term debt)	132				132
Reais	34	33	33	57	157
U.S. dollars	45	6	64	1,092	1,207
Total long-term debt	79	39	97	1,149	1,364
Total	211	39	97	1,149	1,496

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

          On December 31, 2005, the carrying value of our U.S. dollar-denominated short-term debt was US$ 132 million and our U.S. dollar- and real-denominated long-term debt, including the current portion, was US$ 1,364 million.

          We estimate that the foreign currency-denominated component of our paper costs does not exceed 10% of our total costs.  We are self-sufficient in pulp, the principal raw material used in producing paper products.  The energy, labor and other domestic components of our paper production costs are denominated in reais and, together with the cost of pulp, account for almost 90% of our paper costs.  Although, in the long term, there is a clear correlation between international U.S. dollar-denominated pulp prices, reflecting the international nature of this commodity, and the prices we are able to charge, fluctuations in exchange rate are not always immediately reflected in our domestic prices.  In the long term, when the international price of pulp increases, the domestic price follows and our domestic sales in reais also increase.  In the short term, our domestic prices may deviate from the international U.S. dollar-denominated pulp prices.  Timing of the fluctuations in exchange rate reflected in our prices may vary with the type of product, generally as follows:

•	immediately for commodity products, such as pulp and uncoated wood-free paper;

•	with a relatively short lag for coated papers, due to the sale of imported products in the domestic market; and

•	with some lag for other specialty papers with limited exposure to external factors.

          The percentage of our debt subject to fixed and floating interest rates is as follows:

	As of December 31,

	2005	2004

Floating rate debt:
• Denominated in U.S. dollars	86%	85%
• Denominated in reais	3%	4%

Subtotal	89%	89%
Fixed rate debt:
• Denominated in U.S. dollars	11%	11%
Subtotal	11%	11%

Total	100%	100%

          Our cross-currency interest rate swap contracts are effected to mitigate the potential foreign currency exchange losses which would be generated by our U.S. dollar-denominated liabilities in the event of a devaluation.  We make our export sales in U.S. dollars, which helps us to mitigate potential losses in the event of a devaluation.

Interest rate risk

          Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank.  On December 31, 2004, the TJLP was fixed at 9.75%, and during 2004 averaged 11% per year.  On December 31, 2005, the TJLP was fixed at 9.75%, and during 2005 averaged 9.75% per year.  The interest rate on our cash, cash equivalents and held-to-maturity investments denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis.

          The table below provides information about our significant interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2005.

	2006	2007	2008	After 2008	Total	Fair value(1)

	(U.S.$in millions)
Assets:
Cash and cash equivalents denominated in reais	223	—	—	—	223	223
Cash and cash equivalents denominated in U.S. dollars	38	—	—	—	38	38
Available-for-sales investments denominated in reais	207	54	—	—	261	261
Available-for-sales investments denominated in U.S. dollars	30	—	155	—	185	185
Total cash, cash equivalents and available-for-sales investments	498	54	155	—	707	707
Liabilities:
Short-term debt:
Floating rate, denominated in U.S. dollars	132	—	—	—	132	132
Floating rate, denominated in reais					—	—
Total short-term debt	132	—	—	—	132	132
Long-term debt:
Floating rate, denominated in U.S. dollars	—	—	—	—	—	7
Fixed rate, denominated in U.S. dollars	46	6	64	1,092	1,207	1,207
Floating rate, denominated in reais	33	33	33	57	157	157
Total long-term debt	79	39	97	1,149	1,364	1,371
Total debt	211	39	97	1,149	1,496	1,503

(1)	The methodology used to determine the fair value included in the table above is described in note 13 to our audited consolidated financial statements.

(2)	Held-to-maturity or Available-for-sale investments.

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

          At December 31, 2005, almost all swap transactions were conducted with Banco Votorantim and refer to reais-to-U.S. dollar swap contracts.  Our swap activities are contracted specifically to fulfill our needs.  See note 12 to our audited consolidated financial statements.

          The table below provides information about our cross-currency interest rate swap contracts:

	As of December 31, 2005

	Expected maturity date

Cross-currency interest rate swap contracts notional amount	2006	2007	2008	After 2008	Total	Fair Value of assets (liabilities)(1)	Average paying rate in reais	Average receiving rate

U.S. dollars to reais	350	150	19	—	519	(71)	100% of Brazilian Interbank Interest Rate	11.3% per year
Yen to U.S. dollars	—	—	—	45	45	(6)	4.25% per year	7.92% per year
Total	350	150	19	45	564	(77)

(1)	The methodology used to determine the fair value included in the table above is described in note 13 to our audited consolidated financial statements.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

ITEM 15.  CONTROLS AND PROCEDURES

          Management, with the participation of our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-15(e)) as of the end of the period covered by this annual report, has concluded that, as of that date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

          There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

          On April 27, 2005 we determined that Miguel Roberto Gherrize is our “audit committee financial expert,” serving on our Conselho Fiscal.  Mr. Gherrize is independent, as required by rules of the New York Stock Exchange.

ITEM 16B.  CODE OF ETHICS

          Our board of directors has adopted a code of ethics that applies to the members of our financial department, including our chief executive officer, our chief financial officer and our chief accounting officer.  No waivers, either explicit or implicit, of provisions of the code of ethics were granted to our chief executive officer, chief financial officer or chief accounting officer in 2005.  A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.

          Our code of ethics addresses, among others, the following topics:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;

•	compliance with applicable governmental laws, rules and regulations; and

•	the prompt internal reporting of violations of the code of the appropriate person or persons identified in the code.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2005, 2004 and December 31, 2003.

	Year Ended December 31,

	2005		2004		2003

	(in thousands of U.S. dollars)
Audit Fees	US$	285	US$	246	US$	107
Audit-Related Fees(1)		5		29		199
All Other Fees		—		74		5
Total	US$	290	US$	349	US$	311

(1)	Includes fees charged in connection with the review of the income tax returns of Votorantim Celulose e Papel S.A.

Audit Fees

          Audit fees in 2005, 2004 and 2003 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements and reviews of quarterly financial statements and statutory audits of our subsidiaries.

Audit-Related Fees

          Audit-related fees in 2005, 2004 and 2003 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with analysis of compliance by us of Sarbanes-Oxley provisions and services related to audits performed in connection with public offerings of our shares.

Tax Fees

          We did not pay any tax fees in 2005, 2004 and 2003.

All Other Fees

          The aggregate of all other fees, other than those described above billed by PricewaterhouseCoopers Auditores Independentes in 2004 and 2003 were related to risk management advice and analysis or review of business plan or planning processes (but not design or implementation thereof or performance of management functions).

Pre-Approval Policies and Procedures

          Our Board of Directors approves all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes.  Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our board of directors in advance of any engagement.  Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement.  In 2005, 2004 and 2003 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we had to comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower our Conselho Fiscal to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3).  In our assessment, our Conselho Fiscal is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act of 2002 and to satisfy the other requirements of Exchange Act Rule 10A-3.  For a further discussion of our Conselho Fiscal and the audit committee exemption, see “Item 6C.  Board Practices—Conselho Fiscal.”

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          In 2005, we sold 126,400 preferred shares held in treasury in the market for a total amount of US$ 1 million, and we repurchased 1,050,700 preferred shares at a total cost of US$ 12 million to be held in treasury and sold and/or cancelled at a future date.  At December 31, 2005 a total of 1,081,500 preferred shares were held in treasury.

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

ITEM 19.  EXHIBITS

Exhibit Number	Description

1*	English translation of the By-laws.

2**

Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as depositary, and the Owners and Beneficial Owners of American Depositary Receipts, including the form of American Depositary Receipts.

2.4***

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

2.5+

Indenture, dated June 24, 2005, among Voto-Votorantim Overseas Trading Operations IV Limited, as issuer, The Bank of New York, as trustee, The Bank of New York, as transfer agent, paying agent and registrar, The Bank of Tokyo-Mitsubishi Ltd., London Branch, as principal paying agent, and Votorantim Participações S.A., Votorantim Celulose e Papel S.A., Cimento Rio Branco S.A., and Companhia Níquel Tocantins, as guarantors.

3.3****	Terms of Adhesion to the Shareholders’ Agreement of Aracruz Celulose S.A., dated November 1, 2001.

4.1+

US$ 102,000,000 Export Prepayment Agreement dated as of May 12, 2004 among VCP Exportadora e Participações Ltda, Votorantim Celulose e Papel S.A. - VCP, VCP Trading N.V., ABN AMRO Bank N.V., and Banco Santander Central Hispano, London Branch.

4.2+	US$ 123,000,000 Offshore Facility Agreement dated as of July 5, 2004 among VCP Trading N.V., Votorantim Celulose e Papel S.A. – VCP, ABN AMRO Bank N.V., and Banco Bradesco.

4.3+	US$ 50,000,000 Export Prepayment Agreement dated as of March 29, 2005 by and between Votorantim Celulose e Papel S.A. – VCP and ABN AMRO Bank N.V.

4.4+

US$ 100,000,000 Export Prepayment Agreement dated as of July 22, 2005 among Votorantim Celulose e Papel S.A. - VCP, VCP Exportadora e Participações Ltda, VCP Trading N.V. and Banco Santander Central Hispano, London Branch.

6+	See Note 2(m) to our financial statements for information explaining how earnings per share information was calculated.

8+	See Note 2(h) to our financial statements for information regarding our subsidiaries.

11.1***	English translation of Code of Ethics.

12.1+	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer.

12.2+	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Financial Officer.

13.1+	Section 1350 Certification of Chief Executive Officer.

13.2+	Section 1350 Certification of Chief Financial Officer.

*	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2005 (File No. 001-15018).
**	Incorporated herein by reference to our registration statement on Form F–6 filed on March 25, 2002 (File No. 333-84964).
***	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2004 (File No. 001-15018).
****	Incorporated herein by reference to our annual report on Form 20-F filed on May 21, 2002 (File No. 001-15018).
+	Filed herewith.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VOTORANTIM CELULOSE E PAPEL S.A.

By:	/s/ Valdir Roque

Name:	Valdir Roque
Title:	Chief Financial Officer

By:	/s/ José Luciano Duarte Penido

Name:	José Luciano Duarte Penido
Title:	Chief Executive Officer

Date: June  29, 2006

Votorantim Celulose
e Papel S.A.
Consolidated Financial Statements
as at December 31, 2005 and 2004,
and for the Three Years Ended
December 31, 2005
and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements as at and for the year ended December 31, 2005 and 2004, of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 262 million and US$ 243 million respectively and for which the equity in earnings of affiliate, included in net income, totaled US$ 42 million and US$ 28 million for the years then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Aracruz Celulose S.A., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

São Paulo, January 17, 2006

PricewaterhouseCoopers Auditores Independentes

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31
In millions of U.S. dollars, except number of shares

	2005	2004

Assets
Current assets
Cash and cash equivalents	261	151
Held-to-maturity securities	—	69
Available for sale securities	446	—
Trade accounts receivable, net	212	175
Inventories	157	130
Recoverable taxes	57	49
Deferred income tax	7	—
Other	24	13

	1,164	587

Investment in affiliates, including goodwill	596	249
Property, plant and equipment, net	1,758	1,443
Other assets
Held-to-maturity securities	—	209
Unrealized gains from cross currency interest rate swaps	—	47
Recoverable taxes	31	32
Deferred income tax	89	43
Judicial deposits	87	26
Other	6	8

	213	365

	3,731	2,644

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31
In millions of U.S. dollars, except number of shares	(continued)

	2005	2004

Liabilities and shareholders’ equity
Current liabilities
Trade payables	64	45
Short-term debt	132	79
Current portion of long-term debt	79	297
Unrealized loss from currency interest rate swaps	6	—
Payroll, profit sharing and related charges	20	15
Income taxes	—	18
Taxes payables	21	8
Interest attributable to capital payable	103	—
Other	20	11

	445	473

Long-term liabilities
Long-term debt	1,285	569
Unrealized loss from currency interest rate swaps	71	—
Accrued liabilities for legal proceedings	172	104
Post-retirement benefits	21	—

	1,549	673

Commitments and contingencies (Note 14)
Shareholders’ equity
Preferred shares, no par value, 280,000,000 shares authorized, 85,911,046 shares issued and outstanding	785	785
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053
Additional paid-in capital	29	29
Treasury shares, at cost, 2005 - 1,081,500 preferred shares; 2004 - 157,200 preferred shares	(13)	(2)
Appropriated retained earnings	72	60
Unappropriated retained earnings	487	440
Accumulated other comprehensive deficit
Cumulative translation adjustments	(687)	(867)
Net unrealized gains on available for sale securities	11	—

	1,737	1,498

	3,731	2,644

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Income
In millions of U.S. dollars, except number of shares

	2005	2004	2003

Net operating revenue
Domestic sales (net of sales taxes: 2005 - US$183; 2004 - US$119 and 2003 - US$123)	564	512	443
Export sales (including related party sales: 2003 - US$58)	566	498	373

	1,130	1,010	816

Operating costs and expenses
Cost of sales	654	518	421
Selling and marketing	138	121	82
General and administrative	55	40	33
Other operating expenses, net	36	6	12

	883	685	548

Operating income	247	325	268

Non-operating income (expense)
Financial income	79	40	65
Financial expense	(119)	(69)	(71)
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	(5)	12	(14)

	(45)	(17)	(20)

Income before taxes on income and equity in affiliates	202	308	248

Current income tax expense
Domestic	(45)	(47)	(37)
Foreign	(6)	(6)	(3)
Deferred income tax benefit	59	17	17

Income before equity in affiliates	210	272	225

Equity in earnings of affiliates	54	31	19

Net income	264	303	244

Votorantim Celulose e Papel S.A.

Consolidated Statements of Income
In millions of U.S. dollars, except number of shares	(continued)

	2005	2004	2003

Net income applicable to preferred shares	124	143	115
Net income applicable to common shares	140	160	129

Net income	264	303	244

Basic and diluted earnings - in U.S. dollars
Per preferred share or ADS	1.46	1.67	1.34
Per common share	1.33	1.51	1.22
Weighted average number of shares outstanding (thousand)
Preferred	85,451	85,773	85,510
Common	105,702	105,702	105,702

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows
In millions of U.S. dollars

	2005	2004	2003

Cash flows from operating activities
Net income	264	303	244
Adjustments to reconcile net income to cash provided by operating activities
Foreign exchange (gain) loss and unrealized (gain) loss on swaps, net	5	(12)	14
Equity in earning of affiliates	(54)	(31)	(19)
Deferred income tax	(59)	(17)	(17)
Depreciation and depletion	117	89	72
Loss on disposal of property, plant and equipment	9	5	7
Decrease (increase) in assets
Trade accounts receivable	(4)	(17)	5
Inventories	(6)	(21)	(28)
Other assets	(38)	(15)	(3)
Decrease in liabilities	(11)	(29)	(37)

Net cash provided by operating activities	223	255	238

Cash flows from investing activities
Held-to-maturity securities purchased, net of proceeds on sale	6	48	55
Available for sale securities purchased, net of proceeds on sale and matured securities	(110)	—	—
Acquisition of an interest in affiliate (Note 4 (a))	(275)	—	—
Interest attributable to capital and dividends received	11	22	13
Acquisition of property, plant and equipment	(247)	(218)	(165)

Net cash used in investing activities	(615)	(148)	(97)

Cash flows from financing activities
Short-term debt	55	42	(23)
Long-term debt
Third parties
Borrowings	869	347	364
Repayments	(324)	(558)	(420)
Related parties
Borrowings	43	46	163
Repayments	(39)	(30)	(8)
Treasury shares
Acquisition	(12)	(2)	—
Sales	1	1	3
Dividends paid	(88)	(104)	(40)

Net cash provided by (used in) financing activities	505	(258)	39

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows
In millions of U.S. dollars	(continued)

	2005	2004	2003

Effect of exchange rate changes on cash and cash equivalents	(3)	12	20

Net increase (decrease) in cash and cash equivalents	110	(139)	200

Cash and cash equivalents at beginning of year	151	290	90

Cash and cash equivalents at end of year	261	151	290

Supplemental cash flow information
Cash paid during the year for
Income tax	43	34	31
Interest	65	61	59
Non-cash transactions
Acquisition of property, plant and equipment financed by suppliers	—	—	2

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders' Equity
In millions of U.S. dollars, except number of shares

	2005	2004	2003

Preferred shares
At beginning of year	785	553	553
Transferred from unappropriated retained earnings	—	232	—

At end of year	785	785	553

Common shares
At beginning and end of year	1,053	767	767
Transferred from unappropriated retained earnings	—	286	—

At end of year	1,053	1,053	767

Additional paid-in-capital
At beginning of year	29	29	24
Gain on sale of treasury shares	—	—	5

At end of year	29	29	29

Treasury shares
At beginning of year	(2)	(1)	(4)
Preferred shares sold (2005 - 126,400; 2004 - 114,500 and 2003 - 713,600)	1	1	3
Preferred shares purchased (2005 - 1,050,700; 2004 - 263,800)	(12)	(2)	—

At end of year	(13)	(2)	(1)

Appropriated retained earnings
At beginning of year	60	46	31
Transferred from unappropriated retained earnings	12	14	15

At end of year	72	60	46

Unappropriated retained earnings
At beginning of year	440	773	584
Net income	264	303	244
Transferred to preferred shares	—	(232)	—
Transferred to common shares	—	(286)	—
Transferred to appropriated retained earnings	(12)	(14)	(15)
Dividends and interest attributed to capital
Preferred	(97)	(49)	(19)
Common	(108)	(55)	(21)

At end of year	487	440	773

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders' Equity
In millions of U.S. dollars, except number of shares	(continued)

	2005	2004	2003

Cumulative translation adjustments
At beginning of year	(867)	(981)	(1,187)
Gain for the year	180	114	206

At end of year	(687)	(867)	(981)

Net unrealized gains on available for sale securities
At beginning of year (2004 and 2003 in affiliates)	—	(1)	(1)
Transferred to results of operations (retained earnings)	—	1	—
Gain for the year, net of tax of US$6	11	—	—

At end of year	11	—	(1)

Shareholders’ equity at end of year	1,737	1,498	1,185

Comprehensive income
Net income	264	303	244
Unrealized gains on available for sale securities	11	—	—
Translation adjustments	180	114	206

Comprehensive income	455	417	450

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

1	Operations

Votorantim Celulose e Papel S.A. and its subsidiaries (the “Company”, “VCP” or “we”) is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

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

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol “VCPA4.” Our American Depositary Shares (“ADSs”) are traded on the New York Stock Exchange under the symbol “VCP”. Each ADS represents one of our preferred shares.

2	Significant Accounting Policies

(a)	Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting practices generally accepted in Brazil (“Brazilian GAAP”) as filed with the Comissão de Valores Mobiliários (Brazilian Securities Commission or “CVM”), or for other statutory purposes in Brazil.

(b)	Translation of financial statements

We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) 52, “Foreign Currency Translation”. Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2005 - US$1.00 : R$2.3407; December 31, 2004 - US$1.00 : R$2.6544; December 31, 2003 - US$1.00 : R$2.8892).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the year. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account (“CTA”) in shareholders’ equity.

(c)	Principles of consolidation

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações Ltda. (“VEP”), VCP Florestal Ltda. (merged into VCP on January 1, 2005), St. Helen Holding III B.V., Normus Emprendimentos e Participações Ltda., Newark Financial Inc. (“Newark”), VCP Overseas Holding KFT, VCP North America Inc. (United States) and VCP Trading N.V. (Netherlands Antilles), all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. (“Aracruz”), in which we acquired our interest during 2001 and our 50% owned equity investees, Voto - Votorantim Overseas Trading Operations N.V. (“VOTO”), Voto - Votorantim Overseas Trading Operations II Limited. (“VOTO II”) and Voto - Votorantim Overseas Trading Operations IV Limited. (“VOTO IV”) respectively, are accounted for using the equity method.

On March 31, 2005, Ripasa Participações S.A. (“Ripar”) a joint venture in which we own 50%, acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa S.A. Celulose e Papel (“Ripasa”), a Brazilian pulp and paper producer. We account for our interest in Ripar using the equity method of accounting.

(d)	Cash and cash equivalents

We consider all highly liquid investments with a maturity at acquisition of three months or less to be cash equivalents.

(e)	Available for sale securities

We consider debt securities as available for sale securities when we intend to sell the securities before its maturity. Available for sale securities are presented based on quoted market prices and the unrealized gain or loss, net of taxes, is recorded in shareholders’ equity until the maturity or sale date, when the gain or loss is transferred to the financial income in the statement of income.

(f)	Held-to-maturity investments

We consider debt securities as held-to-maturity when we intend and have the ability to hold the securities to maturity. Held-to-maturity securities are carried at cost plus accrued income which is included in financial income in the statement of income.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(g)	Inventories

Inventories, including timber, are stated at average acquisition or production cost, which is lower than market.

(h)	Investment in affiliates, including goodwill

Investments in affiliates in which we have the ability to exercise significant influence over the operating and financial policies are accounted for under the equity method.

Goodwill as well as other intangible assets with indefinite lives is tested annually for impairment.

(i)	Property, plant and equipment

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

Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing etc.) and on-going development costs are capitalized as incurred. As a result of improvements in forest management techniques, including genetic improvement in trees, we harvest and replant our forests approximately every seven years. Capitalized costs are expensed at the time of each harvest.

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment.

(j)	Income taxes

Brazilian taxes on income consist of federal income and social contribution taxes, the latter being a federal tax based on adjusted taxable income determined under Brazilian tax regulations. There are no taxes levied by state or local authorities on income in Brazil.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

For the purposes of these financial statements, we have applied SFAS 109 “Accounting for Income Taxes”, for all periods presented. The effect of adjustments made to reflect the requirements of US GAAP as well as the differences between the tax basis of non-monetary assets have been recognized as temporary differences for the purpose of recording deferred income taxes.

Current and non-current deferred tax assets and liabilities are presented separately.

(k)	Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of sales returns of US$7 in 2005 (US$6 in 2004 and US$8 in 2003). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income. Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

Paper - domestic market

Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer’s carrier (FOB) or premises (CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers, and represented approximately 22% of our domestic sales in 2005 (2004 - 21%; 2003 - 22%). Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 360 days.

We estimate that for 2005, 2004 and 2003, an average of approximately 2% of our total number of regular domestic customers (approximately 22%, 21% and 22%, respectively, of total domestic sales value) obtained our guarantee for their loans.

Paper - export market

Export orders are normally met by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer, that is, the Company delivers the goods, cleared for export to the carrier nominated by the buyer at the named place. CIF and FOB terms determine timing of revenue recognition.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

Pulp - domestic market

In 2005 none of our customers qualified for sales through our vendor program (2004 - none; 2003 - one), credit terms of up to 270 days were extended by the bank. Remaining sales are primarily under credit terms which do not exceed 30 days. Revenue recognition is consistent with that applied to paper sales.

Pulp - export market

All export orders are normally satisfied by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. Exports to Asia are on a cost and freight basis with a named port of destination.

Research and development expenses are charged to expense as incurred and totaled approximately US$1 in each of 2005, 2004 and 2003. Start-up expenses of new facilities and restructuring charges are also directly expensed.

Shipping and handling costs are charged to selling and marketing expenses and totaled approximately US$75, US$76 and US$52 in 2005, 2004 and 2003, respectively.

(l)	Comprehensive income

We report comprehensive income in accordance with SFAS 130, “Reporting Comprehensive Income”, and have elected to present this in the Statement of changes in shareholders’ equity. In our case, comprehensive income comprises the results of our operations, the translation adjustments included in the CTA component of shareholders’ equity and the changes in the fair value of available for sale securities.

(m)	Earnings per share

In conformity with SFAS 128, “Earnings per Share”, we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares. The computation has been made as if the net income for each period will be fully distributed. Earnings may be capitalized or otherwise appropriated; consequently such earnings would no longer be available as dividends. Therefore, there is no assurance that preferred shareholders will receive a 10% premium on undistributed earnings. We may also pay dividends through interest attributed to capital in accordance with our by-laws.

Following the reverse stock split of our shares and ADSs on October 18, 2004 (Note 16), we retroactively adjusted all shares and ADS data to take account of the reverse split.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(n)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses.  Estimates are used for, but not limited to: accounting for allowance for doubtful accounts, selection of depreciable lives of assets, asset impairments, tax valuation allowances, contingencies and other similar evaluations. Actual results could differ from those estimates.

(o)	Employee benefits and other related matters

In March 2000 we launched a defined contribution plan which provides pension and post-retirement benefits (Note 19). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

We adopt SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions”, which requires a provision for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement. Expenses relating to benefits we provide to our current employees are expensed as incurred whereas those relating to retired employees (current as well as expected in the future) and their dependents are accounted for in accordance with SFAS 106.

(p)	Environmental matters

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

3	Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) recently issued a number of Statements of Financial Accounting Standards and interpretations; neither of the standards or interpretations described below had or are expected to have a material impact on the financial position and results of operations of the Company.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(a)

In November 2004, the FASB issued SFAS 151, Inventory Costs an amendment of ARB 43, Chapter 4, which addresses inventory pricing. This statement clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and spoilage. Under previous guidance, paragraph 5 of ARB 43, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs that are considered to be “so abnormal” are treated as current period charges. This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005.

(b)

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets - an amendment of APB 29”, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.

(c)

In March 2005, the FASB issued FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations”.  This statement requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement obligations that are conditional on a future event if the amount can be reasonably estimated.  This statement becomes effective on December 31, 2005.  Management has previously evaluated the application of FASB Statement 143 to its operations and concluded that no material effects would be expected.  Management will consider this Interpretation from 2005 in the event a conditional asset retirement obligation arises.

(d)

In June 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections, a replacement of APB 20 and FASB Statement 3”.  SFAS 154 requires retrospective application to financial statements of prior periods for changes in accounting principles as if such principles had always been used. The cumulative effect of the change is reflected in the carrying value of assets and liabilities as of the first period presented and the offsetting adjustments are recorded to opening retained earnings. This statement is effective January 1, 2006. The Company will apply this statement as of January 1, 2006 as such changes in accounting principles occur.

(e)

In July 2005, the FASB issued FSP no. APB 18-1, “Accounting By an Investor for Its Proportionate Share of Accumulated Other Comprehensive Income of an Investee Accounted for Under The Equity Method in Accordance with APB Opinion 18 Upon a Loss of Significant Influence”, which requires that when equity method accounting ceases upon the loss of significant influence of an investee, the investor’s proportionate share of the investee’s other comprehensive income should be offset against the carrying value of the investment. To the extent this results in a negative carrying value, the investor should adjust the carrying value to zero and record the residual balance through earnings. The Company will apply this Statement in the fiscal period beginning January 1, 2006 as the need arises.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(f)

In November 2005, the FASB issued FSP FAS 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which outlines a three-step model for identifying investment impairments in debt and equity securities within the scope of Statement 115 and cost-method investments. The three steps involve (i) determining whether the investment is impaired, (ii) evaluating whether the impairment is other-than- temporary, and (iii) if the impairment is other-than-temporary, recognizing an impairment loss. The FSP carries forward the disclosure requirements of issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Company will begin applying this guidance as of January 1, 2006 as circumstances arise.

4	Acquisition of Affiliates

(a)	Ripasa

On November 10, 2004, we signed an agreement to acquire an interest in Ripasa through a venture with Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”). The agreement was consummated on March 31, 2005 when Ripar was constituted by VCP and Suzano upon each contributing US$275 in exchange for equal shareholder rights and responsibilities, including equal direct and indirect holdings in the capital of Ripasa. On March 31, 2005, Ripar acquired and paid for 129,676,966 common shares and 41,050,819 preferred shares of Ripasa, representing 77.59% of the voting share capital and 46.06% of the total stock, the reais equivalent, at that date, of US$550.

Pursuant to the November 10, 2004 agreement, VCP and Suzano have a call option to acquire 37,449,084 common shares and 12,388,719 preferred shares of Ripasa, representing 22.41% of the voting stock and 13.45% of the total stock for a twelve-month period starting on the fifth anniversary of the closing date, for the reais equivalent, at that date, of US$160 plus interest. The shareholders of Ripasa who are party to the agreement have a put option which may require Ripar to acquire all their common and preferred shares during a period of five years from the closing date. The shareholder agreement between VCP and Suzano provides for certain rights of first refusal in relation to their respective interest in Ripar.

On July 20, 2005, the Boards of Directors of VCP, Suzano and Ripasa, approved the corporate restructuring that would allow Ripasa’s minority shareholders to exchange their interests in Ripasa for VCP and Suzano stock, in equal parts. The restructuring involves two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. The restructuring will be submitted for approval at the general meetings of the respective companies. At the completion of the restructuring, Ripasa’s minority shareholders will become shareholders in VCP and Suzano, in accordance with the Protocol and Justification of Share Merger and Distribution (“Protocol”) that VCP, Suzano, Ripasa and Ripar executed on July 20, 2005.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

This transaction is being analyzed by Brazilian antitrust authorities and is subject to their review and approval.

On August 29, 2005, the Extraordinary General Meeting of Ripasa, which had been called to discuss the proposal, was suspended through an injunction without any decisions having been taken. The companies are pursuing legal measures to assure the shareholders meeting is reconvened, as soon as possible, with the objective of implementing the restructuring program.

Our share of the distributable retained earnings of Ripasa is restricted to the equivalent of US$9 at December 31, 2005.

(b)	Aracruz

On October 3, 2001, Newark acquired 127,506,457 common shares of Aracruz, representing 28.00% of the voting share capital and 12.35% of the total stock of Aracruz, for US$370, when we became a member of the controlling group of Aracruz, together with the Lorentzen and Safra Group, (each member owning 28% of the voting shares and with three seats on the board of directors), and BNDESPAR (with 12.5% of the voting shares and one seat on the board of directors). The excess of the cost of our investment in Aracruz over our portion of the underlying fair value of the net assets amounted to US$155.

Aracruz’s condensed balance sheet and statement of operations at December 31 are as follows:

	2005	2004

Currents assets	1,095	833
Property, plant, and equipment, investments in affiliated company and other assets	2,669	2,697
Current liabilities	485	275
Long-term debt (long-term portion)	1,010	1,223
Other long-term liabilities	304	218
Shareholders’ equity	1,965	1,814
Net sales	1,345	1,167
Operating income	447	357
Net income	341	227

Our share of the distributable retained earnings of Aracruz is restricted to the equivalent of US$35 at December 31, 2005. Dividends and interest attributable to capital received from Aracruz during 2005, totaled US$11 (2004 totaled US$22).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

A goodwill impairment provision was determined based on the market price of US$18.56 for the Aracruz ADRs on December 31, 2002, of US$136 (gross of deferred income tax effects of US$46) and was charged directly to income. The deferred tax effect is included in “Deferred income tax benefit”. At December 31, 2005, Aracruz ADSs traded at US$40.01.

5	Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%. From 2001 to 2004 we elected to calculate and pay our income taxes based on the provisions of REFIS (an estimated tax basis which is based on a percentage of net sales adjusted by financial income and other income). As from 2005, taxes on income are based on adjusted taxable income determined under Brazilian tax regulations.

(a)	Income tax analysis

The statutory rate applied to income before taxes is reconciled to income tax expense as follows:

	2005	2004	2003

Income before income taxes	202	308	248

Income tax expense at statutory tax rate - 34%	(69)	(105)	(84)
Reconciliation of statutory to effective rate
Effect of REFIS election	—	69	61
Benefit from interest attributable to capital	42	—	—
Difference in foreign income tax rates and other permanent differences	35	—	—

Income tax (expense) benefit	8	(36)	(23)

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(b)	Analysis of deferred tax balances

	2005	2004

Deferred tax assets
Tax loss carryforwards	7	13
Tax effects on impairment of Aracruz (Note 4 (b))	46	46
Cross currency interest rate swap contracts	30	—
Post-retirement benefits	7	—
Provisions	28	7
Others	1	1

Total deferred tax assets	119	67

Deferred tax liabilities
Accelerated depreciation and US GAAP adjustments	(17)	(17)
Cross currency interest rate swap contracts	—	(7)
Tax effect on unrealized gains on available for sale securities	(6)	—

Total deferred tax liabilities	(23)	(24)

Net deferred tax assets	96	43
Less: current portion	(7)	—

Non-current portion	89	43

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

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

6	Securities

	Available for sale	Held-to-maturity

	2005	2004

In reais
Securities	207	—
Foreign Government Bonds	54	41
Credit linked notes	30	—
In U.S. dollars
Brazilian Government Bonds	155	223
VOTO III	—	14

Total - current and non-current	446	278

Maturity periods	2005

Due in less than one year	237
Due in one to five years	209

446

Due to requirements to fund future investments in our operations and the acquisition shares of Ripasa, we reviewed the classification of the entire security portfolio classified as held-to-maturity in the second quarter of 2005. At the time we invested in these securities, and in each reporting period through that date, our intention had been to hold them through maturity. As a result of our review, we reclassified the full portfolio to the ‘available for sale’. Upon the transfer, securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in “Net unrealized gains on available for sale securities” directly in shareholders’ equity.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

7	Trade Accounts Receivable

	2005	2004

Domestic receivables	124	101
Export receivables, denominated in U.S. dollars	95	79
Allowance for doubtful accounts	(7)	(5)

	212	175

No single customer represented more than 10% of our trade accounts receivables balance or net sales.

8	Inventories

	2005	2004

Finished products	64	57
Work in process	8	7
Raw materials and supplies	82	63
Imports in transit and other	3	3

	157	130

9	Property, Plant and Equipment

	2005	2004

Land	155	114
Buildings	138	113
Machinery, equipment and installations	1,393	1,136
Forests	315	272
Other	174	156
Construction in progress	93	78

	2,268	1,869
Accumulated depreciation and depletion	(510)	(426)

	1,758	1,443

Interest capitalized on construction in progress in each of the periods was: 2005 - US$5; 2004 - US$4 and 2003 - US$7.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

10	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 4.6% at December 31, 2005 (2004 - 2.4%). Historically, we have not incurred significant losses in connection with such recourse provisions.

11	Long-term Debt

	Interest rate December 31, 2005	2005	2004

Third parties
In U.S. dollars
Export credits (prepayment)	5.95	936	444
Syndicated bank loan		—	88
Others		1	3

Total third parties		937	535

Related parties
In U.S. dollars
VOTO II loan		—	125
VOTO III loan	7.88	41	47
VOTO IV loan	7.75	201	—
In reais
Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”)
TJLP	13.11	158	132
UMBNDES	12.86	27	27

Total related parties		427	331

Total debt		1,364	866

Less: current portion		(79)	(297)

Long-term portion		1,285	569

•	LIBOR (London Interbank Offered Rate) at December 31, 2005 was 4.63% p.a. (2004 - 2.78%).

•	TJLP (“Taxa de juros de longo prazo”), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At December 31, 2005 and 2004, the TJLP was 9.75% p. a.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

•	The UMBNDES is a weighted average exchange variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

(a)	Export credits

In July 2005, we signed an Export Prepayment contract with Banco Santander Central Hispano London Branch for US$100 at LIBOR plus 1.58%. Payments are due through 2012 in instalments to match export shipments. The financings are guaranteed by export contracts

In May 2005, we signed an Export Prepayment contract with ING Bank N.V. and Bayerishe Hypo und Vercinsbank for US$50 at LIBOR plus 1.5% and US$100 at LIBOR plus 1.49%, respectively. Payments are due through 2012 in installments to match export shipments. The financings are guaranteed by export contracts.

In March 2005, we signed an Export Prepayment Agreement with a pool of banks in the aggregate amount of US$300 at LIBOR plus 1.63%. Payments are due through 2012 in installment to match export shipments. We utilized US$275 to finance the acquisition of our investment in Ripasa and the financings are guaranteed by export contracts by the borrowers, VCP and VEP. VCP is the primary obligor and has unconditionally and irrevocably agreed that if payments are not made, VCP will pay the lenders, which are ABN Amro Bank, Banco Santander Central Hispano and BNP Paribás, such outstanding amounts at the due date.

In May and July 2004, we signed an Export Prepayment Agreement and an Offshore Facility Agreement with a pool of banks in the aggregate amount of US$350 at LIBOR plus 2.00% due through 2011 in installments to match export shipments. The funds were released in 2004. The financings are guaranteed by export contracts by the borrowers, which are VEP and VCP Trading N.V. VCP is the primary obligor and has unconditionally and irrevocably, agreed that if the borrowers fail to make any payments, we will pay to the lenders, which are ABN Amro Bank N.V., Banco Santander Central Hispano and Banco Bradesco S.A., such outstanding amounts at the due date.

(b)	Syndicated bank loan

In October 2001, our wholly owned subsidiary VEP, through its wholly owned subsidiary Newark, received a bridge financing of US$370 to finance the acquisition of our interest in Aracruz. In May 2002, Newark raised US$380 in a credit agreement with ABN AMRO Bank N.V, which it used to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The loan was fully repaid in May 2005.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(c)	VOTO II loan

In July 2003, together with Votorantim Participações (“VPAR”), our ultimate controlling shareholder, we jointly formed VOTO II, a 50% owned affiliated company based in the Cayman Islands, for the sole purpose of raising funds. VOTO II issued US$250, 5.75% Bonds due in June 2005 in the international market, under Regulation S and on-lent US$125 to each of St. Helen III (our consolidated subsidiary) and St. Helen II (owned by VPAR). Together with VPAR and Cimento Rio Branco S.A., a company also under common control of our shareholder VPAR, we are the guarantors for this operation. The loan was fully repaid by St. Helen III to VOTO II on June 27, 2005 with the proceeds of the loan from VOTO IV described below.

(d)	VOTO III Loan

In January 2004, VPAR formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued or US$45 for which we are the guarantors.

(e)	VOTO IV loan

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP is a guarantor of 50% of the debt issued by VOTO IV and in turn received US$200 of the proceeds. On September 6, 2005, we acquired a 50% interests in VOTO IV and together with VPAR we are the guarantors for this operation. From the proceeds of US$200, US$125 was used by St. Helen III to repay the debt incurred with VOTO II.

(f)	BNDES

On May 20, 2005, we signed a financing agreement with BNDES for a total equivalent to US$93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum and carries annual interest of 12.64%. This financing will mature in July 2015. VCP has drawn down US$42 to date.

(g)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

(h)	Long-term debt maturities

At December 31, 2005, the long-term position of long-term debt maturities is as follows:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

2007	39
2008	97
2009	198
2010	501
After 2011	450

1,285

(i)	Covenants

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

12	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business purpose of transactions	2005	2004

Cash, cash equivalents and held-to- maturity investments	Surplus cash funds invested with Group financial institutions
Votorantim Group
Banco Votorantim S.A.		576	336
VOTO III bonds		-	14
Unrealized gains (losses) from cross currency interest rate swaps Votorantim Group Banco Votorantim S.A.	Arising from swap contract transactions in which the Group financial institution acts as counter-party	(54)	27
Long-term loans from related parties Votorantim Group	Loans from related parties
VOTO II		-	125
VOTO III		41	47
VOTO IV		201	-
BNDES (shareholder)		185	159
Suppliers from related parties Ripasa	Purchases of wood, pulp and paper	12	-

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

Revenue, income and expenses from transactions with related parties were as follows:

	2005	2004	2003

Export sales revenue	—	—	65
Financial income	52	35	17
Financial expenses	115	53	51

Export sales revenue primarily relates to sales made to Votorantrade N.V.; financial income arises from loans made to related parties and investments made in Banco Votorantim S.A.; and financial expenses represent mainly losses on cross currency interest rate swaps, including their respective fair values.

13	Financial Instruments

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

We used the following methods and assumptions in estimating the fair value disclosures of our financial instruments:

	•	Held-to-maturity investments: the fair value of our held-to-maturity investments were estimated based on market rates for securities with similar terms and maturities.

	•	Long-term and short-term debt: the fair values of our long-term debt were estimated based on available quoted rates for loans of substantially similar terms and maturities.

The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2005 and 2004 the notional amounts of our outstanding cross currency interest rate swap contracts were US$564 and US$259, respectively and their fair values of US$34 and US$55, respectively. The actual cash settlements on the contracts occur at times specified in each agreement.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

The carrying amounts and fair values of our financial instruments at December 31 were as follows:

	2005		2004

	Carrying amount	Fair value	Carrying amount	Fair value

Cash and cash equivalents	261	261	151	151
Held-to-maturity securities
VOTO III bonds	—	—	14	15
Brazilian Government Bonds denominated in U.S. dollars	—	—	223	313
Foreign Government Bonds denominated in reais	—	—	41	41
Available for sale securities
Securities tradable	207	207	—	—
Brazilian Government Bonds denominated in U.S. dollars	155	155	—	—
Credit linked notes	30	30	—	—
Foreign Government Bonds denominated in reais	54	54	—	—
Unrealized gains (losses) from cross currency interest rate swaps currency interest rate swaps	(77)	(77)	47	47
Short-term debt	132	132	79	79
Long-term debt	1,364	1,371	866	873

14	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (in “Other assets”) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

	2005		2004

	Deposits	Provisions	Deposits	Provisions

Tax-related	83	157	24	93
Labor-related	4	11	2	7
Civil-related	—	4	—	4

	87	172	26	104

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

The activity in our provision account was as follows:

	2005	2004	2003

At beginning of year	104	56	27
Provisions for new legal proceedings	54	45	23
Translation adjustment	14	5	6
Amounts paid to settle litigation	—	(2)	—

At end of year	172	104	56

(a)	Tax-related

In 1999, we filed a lawsuit challenging the 1% increase in the COFINS tax rate (from 2% to 3%), a tax on revenues. Although we have obtained a legal injunction, based on advice from our legal counsel and reflecting rulings by the Federal Supreme Court, we accrued US$55 relating to this claim, from 2002 through 2004. In December 2005 we made a judicial deposit of US$55 following an unfavorable decision of the Supreme Court. During 2005, we recorded an additional US$21 related to the 1% increase in the COFINS tax rate.

During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added sales tax) in the computation basis for the COFINS tax, relating the period from 1996 to 2003, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We have accrued and deposited US$ 26 relating to this claim.

In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed depreciation (an uplift of 70%) arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of an uplift of 43%. Based on advice from our legal counsel, we have accrued US$ 7 relating to this claim.

(b)	Other unprovided possible losses

VCP is party to a substantial number of other legal proceedings in the normal course of its business involving possible risk of loss, in addition to the lawsuits and administrative proceedings discussed above.

Management does not believe that such legal proceedings will, individually or in the aggregate, have a material adverse affect on our business, results of operations or financial condition, and therefore, no provisions have been recorded based on management’s assessment of the probability of loss.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

These possible losses, at December 31, are as follows:

	2005	2004

Tax-related	112	21
Civil-related	13	11
Labor-related	11	8

	136	40

(c)	Sale of affiliate

In 1999, we sold our 51% interest in Indústria de Papel de Salto Ltda. Under the terms of the sale, we have indemnified the purchaser against certain losses in excess of amounts recorded limited to US$6 through 2007. No amounts have been paid under this indemnification 2005 and we believe such amounts if ultimately paid, if any, will not be significant.

(d)	Commitments

We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

We provide guarantees to banks, not in excess of 180 days, although in exceptional cases, this is extended to 360 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2005, customer guarantees provided by us totaled US$ 57, including interest (US$ 71 at December 31, 2004). Our guarantees are usually secured by the personal guarantee of the customer’s owner.

We lease timberlands under operating leases from other companies of the Votorantim Group as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. Lease payments, equal to 30% of the market value of the timber harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were US$ 2 in 2005 and US$ 1 in 2004 and 2003.

We have commitments for capital expenditures amounting to US$ 48 at December 31, 2005.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

We have long-term “Take-or-Pay” contracts with suppliers of chemical products for periods from 1 to 13 years. The contractual obligations in connection with such contracts are US$ 35 per year.

The following is a summary of guarantees issued to other companies of the Votorantim Group:

			Outstanding guarantee amount

Primary obligor	Obligations	Beneficiary	2005	2004

VOTO I	US$ 400 notes issuance	Noteholders and the trustee		200
VOTO II	US$ 250 notes issuance	Noteholders and the trustee		125
VOTO III	US$ 300 notes issuance	Noteholders and the trustee	45	45
VOTO IV	US$ 400 notes issuance	Noteholders and the trustee	200

15	Segment Information

(a)	Segment information

The following information about segments is based upon information used by our senior management to assess the performance of our operating segments and decide on the allocation of resources. This approach is required by SFAS 131, “Disclosure about Segments of an Enterprise and Related Information”, and has been applied for all periods presented. Our paper and pulp operations are based solely in Brazil. Intersegment revenues are accounted for at amounts which approximate those that would be obtained in a sale to third parties.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance information generated from the statutory accounting records, except for the effects of our affiliates Aracruz and Ripar which are proportionally consolidated in our Brazilian GAAP financial statements but are not included in information used by our senior management to assess the performance of our segments. The local currency information related to statement of income data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

	2005	2004	2003

Net operating revenue - Brazilian GAAP
Pulp	440	385	276
Paper	704	634	557

Reconciling item to US GAAP
Pulp	(1)		(1)
Paper	(13)	(9)	(16)

Total net operating revenue - US GAAP	1,130	1,010	816

Intersegment sales of pulp to paper segment	249	214	196

Net operating revenue before intersegment sales eliminations - US GAAP	1,379	1,224	1,012

Depreciation and depletion expense – Brazilian GAAP
Pulp	89	69	61
Paper	31	23	17

Reconciling items to US GAAP
Pulp	(2)	(2)	(5)
Paper	(1)	(1)	(1)

Depreciation and depletion expense - US GAAP	117	89	72

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

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

	2005	2004	2003

Segment operating income - Brazilian GAAP
Pulp	155	177	137
Paper	113	150	127

Operating income under Brazilian GAAP	268	327	264

Reconciling items to US GAAP
Depreciation and amortization expense
Pulp	2	2	5
Paper	1	1	1
Start-up costs
Pulp	—	—	(1)
Paper	—	—	—
Other adjustments
Pulp	(10)	1	(1)
Paper	(14)	(6)	—

Total pulp	147	180	140
Total paper	100	145	128

Operating income - US GAAP	247	325	268

Segment assets
Pulp	1,167	943
Paper	513	433

Total segment assets per Brazilian GAAP	1,680	1,376

Reconciling items to US GAAP
Pulp	44	41
Paper	34	26

Total pulp	1,211	984
Total paper	547	459

Property, plant and equipment - US GAAP	1,758	1,443

Capital expenditures per Brazilian GAAP
Pulp	188	178	119
Paper	54	36	39

Reconciling items to US GAAP
Capitalized interest
Pulp	4	3	5
Paper	1	1	2

Total capitalized interest	5	4	7

Total pulp	192	181	124
Total paper	55	37	41

Capital expenditures - US GAAP	247	218	165

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(b)	Export sales by region

The following table includes our sales made directly to unaffiliated customers (the final customers) as well as our sales made to Votorantrade N.V. and related parties (also a member of the Votorantim Group) to the final customers.

	2005		2004		2003

	Paper	Pulp	Paper	Pulp	Paper	Pulp

Europe	50	243	45	164	39	109
Middle East and Asia	10	120	9	150	9	94
North America	54	39	53	37	46	38
South America, other than Brazil	44	—	33	—	25	—
Africa	5	1	4	3	13	—

	163	403	144	354	132	241

16	Shareholders’ Equity

Our by-laws require that we pay a dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. Preferred shareholders are entitled to receive a dividend per share 10% higher than that paid to common shareholders. In 2005, 2004 and 2003 we paid dividends in excess of the mandatory amount.

The preferred shareholders may not vote at shareholders meetings but have priority in repayment of their capital, in the case of liquidation.

In accordance with the Brazilian Corporate Law and our by-laws we are required to make annual appropriations to certain reserves (“Appropriated retained earnings”). These comprise mainly (a) 5% of the net income in our statutory accounts which must be transferred to a legal reserve until such reserve reaches 20% of our share capital and (b) appropriation of an amount equal to income tax rebates available for investments in certain underdeveloped regions of Brazil to an investment incentive reserve. The legal and investment incentives reserves cannot be used to distribute dividends to our shareholders.

Brazilian law permits the payment of dividends only in “reais”, limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. Interest attributable to capital is treated as a dividend for purposes of the mandatory dividend payable. A 15% tax is withheld and paid by upon credit of the interest.

The devaluation of the Real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the real results in net foreign exchange losses which are included in the statement of income determined under Brazilian GAAP and which reduces the amount of unappropriated earnings available for distribution. At December 31, 2005, we had unappropriated retained earnings of R$ 1,469 million (2004 - R$ 1,224 million) in our statutory books, equivalent, at the exchange rate at December 31, 2005, to US$ 628 (2004 - US$ 461).

Dividends paid per shares in U.S. dollars were as follows:

	2005	2004	2003

Preferred	0.45	0.58	0.22
Common	0.41	0.52	0.20

On December 3, 2003, the Board of Directors approved a change in VCP’s dividend policy. Under the new policy, VCP intends to pay dividends and/or interest attributable to capital based on 60% of “free cash flow”. Free cash flow is expected to be an amount equal to “EBITDA” (defined as operating profit excluding net financial income (expense), amortization, depreciation and depletion and equity gain (loss) of affiliate) minus changes in working capital, minus income tax and social contribution effectively paid by VCP and minus capital expenditures and will be based upon VCP’s financial statements prepared in accordance with Brazilian GAAP.

On October 18, 2004, the Extraordinary General Meeting approved the following proposals:

(a)	increase of subscribed capital stock, from US$1,320 to US$1,838, by means of capitalization of part of unappropriated retained earnings without issue of new shares;

(b)

a reverse stock split dividing the entire subscribed capital of the Company, by 200 resulting in 191,613,498 shares, of which 105,702,452 are shares of common stock and 85,911,046 are shares of preferred stock;

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(c)	a reverse split of our American Depositary Shares - ADSs traded on the New York Stock Exchange, each of which had previously represented 500 preferred shares, to represent one preferred share per ADS.

We have retroactively adjusted all shares and ADS data to take account of the reverse split.

17	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, held-to-maturity investments, available for sales securities, trade receivables, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents, held-to-maturity investments and available for sales securities by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the USA and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

18	Financial Income and Financial Expense

	2005	2004	2003

Financial income
Interest income on cash equivalents	32	39	21
Realized and unrealized gain on held-to-maturity securities	13	15	27
available for sale securities	22	—	—
Interest income on credit sales	7	4	2
Other (including taxes)	5	(18)	15

	79	40	65

Financial expenses
Interest and charges on U.S. dollar debt	62	39	53
Interest and charges on Real debt	16	16	15
Indexation and interest charges on contingencies	17	—	—
Tax on checking accounts - CPMF	10	7	6
Other	14	7	(3)

	119	69	71

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

19	Retirement benefits

(a)	Defined contribution plan

In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we match the employee’s contribution limited to 1.5% of the employee’s compensation. For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation. At our option we may also make additional contributions. Our contributions vest in varying percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service. Our contributions were US$ 2 in 2005, US$ 2 in 2004 and US$ 1 in 2003.

(b)	Post-retirement benefits

The actuarial liability relates to our proportion of the costs of a hospital facility we share with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and costs are apportioned among the sponsors based on usage. No liability had been recorded prior to 2005. Contributions paid to the hospital in the year ended December 31, 2005 and 2004 amounted to US$ 1.

Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 21.

Percentage

Weighted-average assumptions as of December 31, 2005
Discount rate	8.5
Health care cost trend on covered changes	3.0

US$

Components of net periodic benefit cost for 2006 Interest cost	2

Total net periodic benefit cost (benefit)	2

It has been assumed, for measurement purposes, that health care cost trends for 2006 will not be considerably different from 2005. Our actuaries are unable to project the direction and pattern of changes in the assumed trend rates, the ultimate trend rates, nor can they estimate when the rates are expected to be achieved. A one-percentage-point change in assumed health care cost trend rates would have the following effects in 2005 (all other assumptions have been held constant):

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

	One-percentage- point increase	One-percentage- point decrease

Sensitivity of retiree welfare results
On total service and interest cost components	0.3	(0.3)
On post-retirement benefit obligation	2.0	(2.0)

*          *          *