Form 20-F
VOTORANTIM PULP & PAPER INC
filed 2007-02-01
CIK 1110649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of stock of Votorantim Celulose e Papel S.A. as of December 31, 2006.

105,702,452	Shares of Common Stock
98,443,055	Shares of Preferred Stock

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒	Yes	☐	No

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐	Yes	☒	No

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

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-accelerated Filer	☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐	Yes	☒	No

i

INTRODUCTION

          All references in this annual report to:

•	“VCP,” “we,” “our” and “us” are to Votorantim Celulose e Papel S.A. and its consolidated subsidiaries (unless the context otherwise requires);

•	“Votorantim group” are to the group of companies, including VCP, controlled by the Ermírio de Moraes family;

•

“Votorantim Participações S.A.”, or “VPAR”, is our immediate parent company and the holding company of the Votorantim Group “VPAR”, controls three areas of the Group’s business: Votorantim Industrial, Votorantim Finance and Votorantim New Businesses, each of them containing one or more business units;

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

          The commercial selling rate is used in this annual report rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this annual report.  See “Item 3—Key Information—Selected Financial Data—Exchange Rates” for information regarding exchange rates applicable to the Brazilian currency since 2002.

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

FORWARD-LOOKING STATEMENTS

          This annual report includes forward-looking statements, principally in “Item 3D—Key Information—Risk Factors,” “Item 4B—Information on VCP—Business Overview” and “Item 5—Operating and Financial Review and Prospects.”  We have based these forward-looking statements largely on our current expectations about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

          We maintain our books and records in reais, which are the basis for our statutory financial statements, prepared as prescribed under Law No. 6,404/76, as amended, known as the Brazilian corporate law, and used to determine income taxes and mandatory minimum dividend calculations.  The statutory financial statements (not included in this annual report) are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on the Brazilian corporate law, the rules and regulations of the CVM, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil, the Brazilian Institute of Independent Accountants, or IBRACON.  We have also prepared consolidated balance sheets at December 31, 2006 and 2005 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the years ended December 31, 2006, 2005 and 2004, all stated in U.S. dollars in accordance with U.S. GAAP.  Our U.S. GAAP financial statements are included in this annual report.  The selected financial information at and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 are derived from our U.S. GAAP financial statements audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil.

          The following table presents a summary of our selected financial data at the dates and for each of the periods indicated.  You should read the following information together with our financial statements, including the notes thereto, included elsewhere in this annual report.

	For the Years Ended December 31,

	2006		2005		2004		2003		2002

		(U.S. dollars in millions, unless otherwise indicated)
STATEMENT OF INCOME DATA
Net operating revenue:
Domestic sales	US$	685	US$	564	US$	512	US$	443	US$	410
Export sales		632		566		498		373		199

Total net sales		1,317		1,130		1,010		816		609
Operating costs and expenses:
Cost of sales		813		654		518		421		329
Selling, marketing, general and administrative		199		193		161		115		88
Other operating expenses, net		20		36		6		12		15

Total		1,032		883		685		548		432

Operating profit		285		247		325		268		177

Non-operating income (expenses):
Financial income (expenses), net		18		(40)		(29)		(6)		14
Foreign exchange gain (losses), net		(4)		(5)		12		(14)		(11)
Total		14		(45)		(17)		(20)		3

Income before income tax and equity in results of affiliates		299		202		308		248		180
Income tax (expense) benefit		(4)		8		(36)		(23)		10

Income before equity in results of affiliates		295		210		272		225		190
Equity in earnings (losses) of affiliates		77		54		31		19		(121)

Net income	US$	372	US$	264	US$	303	US$	244	US$	69

Net income applicable to preferred stock		188	US$	124	US$	143	US$	115	US$	32
Net income applicable to common stock		184		140		160		129		37

Net income	US$	372	US$	264	US$	303	US$	244	US$	69

Basic earnings per share (in U.S. dollars):(1)
Preferred	US$	1.97	US$	1.46	US$	1.67	US$	1.34	US$	0.38
Common		1.79		1.33		1.51		1.22		0.35
Weighted average number of shares outstanding (in thousands):
Preferred		92,240		85,451		85,773		85,510		85,107
Common		105,702		105,702		105,702		105,702		105,702
Dividends per share (in U.S. dollars):(2)
Preferred	US$	0.80	US$	0.45	US$	0.58	US$	0.22	US$	0.19
Common		0.72		0.41		0.52		0.20		0.17

	As at December 31,

	2006		2005		2004		2003		2002

	(U.S. dollars in millions)
BALANCE SHEET DATA
Cash and cash equivalents	US$	405	US$	261	US$	151	US$	290	US$	90
Available for sale securities		365		446		—		—		—
Held-to-maturity investments(3)				—		278		303		320
Property, plant and equipment, net		1,945		1,758		1,443		1,202		907
Investment in affiliates, including goodwill		900		596		249		245		218
Total assets		4,404		3,731		2,644		2,468		1,918
Short-term debt(4)		242		132		79		48		66
Long-term debt, including current portion		1,299		1,364		866		1,098		973
Shareholders’ equity		2,275		1,737		1,498		1,185		767

	For the Years Ended December 31,

	2006	2005	2004	2003	2002

	(U.S. dollars in millions, except for percentages)
OTHER FINANCIAL DATA
Gross margin	38.3%	42.1%	48.7%	48.4%	46.0%
Operating margin	21.6%	21.9%	32.2%	32.8%	29.1%
Capital expenditures(5)	248	247	218	165	317
Acquisition of interest in equity affiliate(6)	36	275	—	—	—
Goodwill impairment in investee(7)	—	—	—	—	136
Depreciation and depletion	193	117	89	72	51
Cash flow provided by (used in):
Operating activities	382	234	277	238	185
Investing activities	(113)	(626)	(170)	(97)	(260)
Financing activities	(107)	505	(258)	39	36

	For the Years Ended December 31,

	2006	2005	2004	2003	2002

OPERATIONAL DATA
Number of employees (at year end)	3,498	3,620	3,624	3,702	3,848
Nominal production capacity (thousand metric tons):
Pulp	1,480	1,400	1,400	1,150	850
Paper	640	635	610	580	580
Sales volumes (thousand metric tons):	1,611	1,493	1,459	1,175	906
Domestic market:	591	506	515	477	521
Market pulp	109	80	80	77	82
Paper	482	426	435	400	439
Printing and writing	371	331	338	313	353
Other specialty papers(8)	111	95	97	87	86
International market:	1,020	987	944	698	385
Market pulp	832	787	764	530	253
Paper	188	200	180	168	132

(1)

Based on the weighted average number of shares outstanding for each period.  Following the reverse stock split of our shares and ADSs on October 18, 2004, we have retrospectively adjusted all shares and ADS data to reflect the reverse split.  For additional information on earnings per share, see Note 2(l) to our consolidated financial statements and “Item 5A—Operating Results.”

(2)	Dividends paid per shares in U.S. dollars. Dividends per share were adjusted to reflect the reverse stock split that occurred in October 2004.
(3)	Includes current and non-current portions.
(4)	Excludes current portion of long-term debt.
(5)	Represents cash expenditures for acquisition of property, plant and equipment, excluding the investment in Aracruz Celulose S.A.
(6)

Includes the excess of the cost of investment over the underlying fair value of net assets on the acquisition of a 23.03% indirect interest in Ripasa S.A. Celulose e Papel (Ripasa) in 2005 for US$275 million. In July 2006, VCP disbursed an additional US$36 million to Ripasa minority preferred shareholders in settlement of their claims challenging Ripasa’s corporate restructuring. In May, 2006, shareholders of VCP, Suzano, Ripasa and Ripar approved the corporate restructuring that allowed Ripasa’s minority preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares, thus increasing VCP’s capital increased by US$168 million.

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

          In 2002, the real depreciated by 34% against the U.S. dollar.  In 2003, 2004, 2005 and 2006 the real appreciated 22%, 9%, 13% and 9%, respectively against the US dollar. Resolution No. 3,265 by the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single exchange market, effective as of March 14, 2005.  According to this Resolution, all foreign exchange transactions must be carried out through institutions authorized to operate in the consolidated market and are subjected to registration with the Central Bank’s electronic registration system.  Foreign exchange rates continue to be freely negotiated.  As of December 31, 2006, the commercial market rate for purchasing U.S. dollars was R$ 2.1380 to US$ 1.00.  We cannot assure you that the real will not devalue or appreciate substantially in the near future.  See “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment.”

          The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

	Exchange Rate of Reais per US$ 1.00

Year Ended December 31,	Low	High	Average(1)	Period-end

2002	2.2709	3.9552	2.9203	3.5333
2003	2.8219	3.6623	3.0775	2.8892
2004	2.6544	3.2051	2.9263	2.6544
2005	2.1633	2.7621	2.4357	2.3407
2006	2.0586	2.3711	2.1751	2.1380

Exchange Rate of Reais per US$ 1.00 - Month Ended	Low	High

July 31, 2006	2.1646	2.2130
August 31, 2006	2.1329	2.1905
September 30, 2006	2.1282	2.2188
October 31, 2006	2.1331	2.1676
November 30, 2006	2.1353	2.1870
December 31, 2006	2.1380	2.1693

Source: Central Bank.
(1)	Represents the daily average exchange rate during each of the relevant periods.

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

All of these factors are beyond our control.  Over the last three years, bleached eucalyptus kraft pulp (BEKP) or market pulp prices in the United States, Europe and Asia, respectively, have fluctuated from lows of US$ 525, US$ 490, and US$ 440 per ton in the first quarter of 2004, to highs of US$ 715, US$ 680, and US$ 650 per ton at December 30, 2006 in these respective regions. Such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, and supply and demand.  The price of paper products, although less volatile than the price of pulp, also experiences fluctuations in response to global demand and production and fluctuations in pulp prices.  Capacity adjustments have also occurred on the paper side, and in the first half of 2006 we saw paper prices increasing for several grades in the United States and Europe.  For uncoated woodfree papers, international prices climbed 15% in the first six months of 2006 but declined approximately 5% in the last quarter of the year.  For a more detailed discussion of prices of pulp and paper, see Item 4.B “Information on VCP – Business Overview – Cyclical nature of world pulp prices.”

          It is possible that the market prices for pulp and paper will decline in the future, or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner.

          A slowdown in demand in China may adversely affect our exports.

          China has been an increasingly important market to us since the expansion of our pulp exports in 2002. According to the Pulp and Paper Products Council (PPPC) the demand for chemical and market pulp in China grew to about 7.5 million tons in 2006, a 10% increase over 2005, and represented 15% of the world pulp demand in 2006, compared to approximately 2% in 1995. China currently represents approximately 15% of our total export volume and 14% of our total sales volume, including the volume originated from Ripasa. There is no assurance that demand by China for pulp will continue its current pace of growth in the future or that China will continue to constitute a significant part of our exports.  A decline in demand by China for our products could adversely affect our exports and, therefore, our financial results.

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

          In addition, most markets are served by several suppliers, often from different countries.  Many factors influence our competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals and labor, and exchange rate fluctuations.  See “Item 3D—Risks Relating to Brazil-- Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our preferred shares and ADSs.”  Some of our competitors have greater financial and marketing resources, larger customer bases and greater breadth of product offerings than we do.  If we are unable to remain competitive with these producers in the future, our market share may be adversely affected.  In addition, downward pressure on the prices of pulp and paper by our competitors may affect our profitability.

          Delays in the expansion of our facilities or in building new facilities may affect our costs and results of operations.

          As part of our strategy to increase our international market share and improve our competitiveness through greater economies of scale, we may expand or build one or more production facilities.  The expansion or construction of a production facility involves various risks.  These risks include engineering, construction, regulatory and other significant challenges that may delay or prevent the successful operation of the project or significantly increase our costs.  Our ability to complete successfully any expansion or new construction project on time is also subject to financing and other risks.

We may be adversely affected because:

•	we may not be able to complete any expansion or new construction project on time or within budget;

•	our new or modified facilities may not operate at designed capacity or may cost more to operate than we expect; and

•	we may not be able to sell our additional production at attractive prices.

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

          We currently engage in, and expect in the future to engage in, commercial and financial transactions, from time to time, with our controlling shareholders or their affiliates.  Commercial and financial transactions between our affiliates and us create the potential for, or could result in, conflicts of interests.  For a discussion of certain related party transactions, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

          Our operations are conducted in Brazil, and in 2006 we sold approximately 37% of our products in terms of volume to Brazilian customers.  Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions in Brazil.  Brazil’s gross domestic product grew by 4.9% in 2004, 2.3% in 2005 and about 2.8% in 2006, but we cannot assure you that gross domestic product will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of pulp and paper.  As a result, these developments could impair our business strategies, financial condition or results of operations.

          In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in policy.  The Brazilian government’s actions to control inflation and affect other policies have included wage and price controls, currency devaluations, capital controls, and limits on imports.  Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

•	currency fluctuations;

•	inflation;

•	price instability;

•	energy policy;

•	interest rates;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

          Historically, the political scenario has influenced the performance of the Brazilian economy.  In the past, political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and affected the trading prices of common shares issued by companies listed on the stock exchange. In October 2006, elections were held in all states of Brazil and at the federal level to elect new state governors and reelect the President. President Luis Inacio Lula da Silva was reelected. We cannot predict whether the government will continue the policies of the previous administration or will pursue different policies, whether these new policies, if implemented, will be effective, and how investors and the capital markets will react to them.  Any substantial negative reaction to the policies of the Brazilian government could adversely affect our business, financial condition, results of operations or prospects and the market price of our preferred shares and ADSs.

          Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

          Brazil has, in the past, experienced extremely high rates of inflation.  More recently, according to the Índice Geral de Preços-Disponibilidade Interna, or IGP-DI, a general price inflation index, the Brazilian general price inflation rates were 12%, 1% and 4% in 2004, 2005 and 2006, respectively.  Inflation itself and certain governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy.  Our cash costs and operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the currency.  If either the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins will decrease.  In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase.  See “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment.”

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

          Our production costs and operating expenses are substantially all in reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the real.  If either the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real or the rate of appreciation of the U.S. dollar against the real increases more rapidly then the rate of the Brazilian inflation. then, as expressed in U.S. dollars, our operating expenses may increase and (assuming constant U.S. dollar sales prices) our profit margins will decrease. In addition, any significant devaluation of the real may produce exchange losses on unhedged debt denominated in foreign currency.

          In 2004 the real appreciated an additional 9% against U.S. dollar due to the positive results in the Brazilian trade balance, positive finance inflow (due to high interest rate), lower external vulnerability and the weakness of the U.S. dollar against other currencies.  For the same reasons, we witnessed another 13% appreciation of the real against the U.S. dollar during 2005 and another 9% during 2006.

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

          The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States.  Accordingly, the ability of the holders to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so may be substantially limited.  The São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately US$ 723 billion as of December 31, 2006, and an average daily trading volume of approximately US$ 420 million, US$ 667 million and US$ 1.1 billion in 2004, 2005 and 2006, respectively.  In comparison, the New York Stock Exchange had a market capitalization of approximately US$ 23 trillion as of December 31, 2006, and an average daily trading volume of approximately US$ 46 billion, US$ 56 billion and US$ 87 billion for 2004, 2005 and 2006, respectively.

          There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States.  The ten largest companies in terms of market capitalization represented approximately 51% of the aggregate market capitalization of BOVESPA as of December 31, 2006. The top ten stocks in terms of trading volume accounted for approximately 51.3% and 46.1% of all shares traded on BOVESPA, in December 31, 2005 and 2006, respectively.

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

          At December 31, 2006, our industrial facilities consisted of two integrated pulp and paper mills, Jacareí and Luiz Antônio, and two facilities exclusively dedicated to paper production, Piracicaba and Mogi das Cruzes, all located in the state of São Paulo.  At December 31, 2006, our installed capacity was 1,480,000 tons per year of pulp and 640,000 tons per year of coated, uncoated and specialty papers. Approximately 72% of our paper sales volume and 12% of our pulp sales volume are sold to the domestic market.

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

          In 1991, our annual capacity was 350,000 tons per year of pulp and 280,000 tons per year of paper.  With the acquisition of Papel Simão, the Votorantim group added 220,000 tons of pulp and 250,000 tons of paper to the annual pulp and paper production capacity, respectively.  Following the acquisition of Papel Simão, the Votorantim group’s combined pulp and paper operations were the third largest in Brazil in terms of sales.  We further increased our pulp production capacity by 230,000 tons in 1996 with the addition of a new pulp production line at the Jacareí mill.  We also added a new coater in 1996 at the Piracicaba mill, which increased our annual production capacity of thermal and carbonless paper to 40,000 tons per year and further production optimizations in 2001 raised the production capacity by 50,000 tons of pulp per year.  Our annual production capacity of coated paper increased to 175,000 tons per year with the addition of a new coater at the Jacareí mill in 1997 and the addition of a new on-line coater at the Piracicaba mill in 1998.  As a result of these additions and other optimization projects, our paper production capacity reached 635,000 tons per year in 2005.

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

          On October 3, 2001, we purchased 28.0% of the voting shares (representing 12.35% of the total capital) of Aracruz Celulose S.A., or Aracruz, from the Mondi Group, for approximately US$ 370 million.  Aracruz is a Brazilian pulp exporter whose ADSs trade on the New York Stock Exchange under the symbol “ARA.”  We acquired our interest in Aracruz in order to increase our exposure to the international pulp market, and we accounted for this investment under the equity method.  We financed this acquisition with a bridge loan in the amount of US$ 370 million in 2001, which was refinanced in May 2002 with a US$ 380 million syndicated loan and fully paid in 2005.  See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”  Our acquisition of 28% of Aracruz’s voting shares was unconditionally approved by the Conselho Administrativo de Defesa Econômica, known as CADE, the Brazilian antitrust regulator, on November 25, 2003.  We reduced the book value of our investment in Aracruz to an amount equal to the market value of Aracruz ADRs at December 31, 2002.  The impairment provision of US$ 136 million was determined based on the market price of US$ 18.56 per each Aracruz ADRs on December 31, 2002, and the amount was charged directly to income. On December 31, 2006, the market price for each Aracruz ADRs was US$ 61.21. On December 31, 2005 and 2004 the market price for each Aracruz ADR was US$ 40.01 and US$ 37.70, respectively.

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

          On July 20, 2005, VCP and Suzano announced a corporate restructuring to be implemented in Ripasa, which would allow that company’s minority shareholders (around 1,300 shareholders) to migrate to VCP and Suzano in the following proportions (based on independent valuations):  each Ripasa preferred share would correspond to 0.0627 VCP preferred shares plus 0.1450 Suzano class “A” preferred shares, and each Ripasa common share would correspond to 0.0627 VCP preferred shares plus 0.1450 Suzano common shares.  This restructuring was examined by the CVM, which did not object to or restrict its realization; however, the restructuring was suspended by judicial decision.  Given the potentially lengthy period of delay to reach a favorable outcome and the fact that the synergies generated by the acquisition of Ripasa are not being fully realized, on April 26, 2006, VCP and Suzano, in order to settle the judicial action and implement the restructuring, entered into an agreement with the group of Ripasa’s preferred shareholders, who had brought the action to block the acquisition.  Ripasa’s minority shareholders received shares of VCP and Suzano plus a complementary amount in cash equivalent to R$ 1.0538 for each Ripasa preferred share in their possession on the date of registration. Ripasa’s restructuring was concluded and, in September 2006, VCP and Suzano started to sell Americana’s unit products as a pre-consortium stage. We are still waiting for the Brazilian authorities’ approval to transform Ripasa’s unit of Americana into a consortium (Conpacel). and VCP would be in charge of selling 50% of its production as any other VCP’s unit. The purchase of Ripasa is being analyzed by Brazilian antitrust authorities and is subject to their review and approval.  See “Competition” for more details about the Ripasa transaction.

          In November 2004, we signed an agreement with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, for the joint acquisition of all of the common and preferred stock of Ripasa.  On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest – 38.795%) indirect interest in the voting capital and 46.06% (our interest – 23.03%) indirect interest in the total capital of Ripasa. We disbursed US$ 275 million for our 50% interest in the venture. A purchase and sale option was also signed for the sale of 37,449,084 common shares and 12,388,719 preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, to be exercised up to 2010 for a total amount of US$ 160 million for VCP and Suzano interest at that date (our interest was approximately US$ 80 million).

          Following the corporate restructuring, the already mentioned call options and the put option of certain former minority shareholders of Ripasa, were modified to substitute the Ripasa shares for shares in VCP and Suzano as those former Ripasa minority shareholders had exchanged their shares for shares in VCP and Suzano. Accordingly, VCP has a call option to acquire 3,124,139 of its own non-redeemable preferred shares during a twelve-month period starting on March 31, 2010. At December 31, 2006, the total updated amount was US$ 266 million for VCP and Suzano interest. The former shareholders of Ripasa, now shareholders of VCP, who are party to the agreement, have a put option which may require VCP to acquire all their non-redeemable preferred shares during a period of five years through March 31, 2010. According to the agreement, as a required condition precedent, the put/call options can only be exercised if the underlying shares are free of liens and encumbrances.

          In November 2005, we announced the beginning of the social and environmental licensing process for the implementation of a bleached eucalyptus pulp factory to be built in Rio Grande do Sul.  If implemented, this unit will occupy an area of approximately 450 to 500 hectares, located in the region of Rio Grande-Pelotas-Arroio Grande.  Overall investment in the factory and in the forest base is estimated at US$ 1.3 billion, and the expected annual volume is one million tons of pulp. We expect that an environmental licensing study will be completed in 2007.  The basic engineering and the technical proposals will be developed in 2008 and 2009, when the project will be submitted for approval by our board of directors.

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

          In April 2006, for administrative and economic reasons, we merged VCP Exportadora e Participações S.A., a wholly owned subsidiary, into VCP and assumed all of the assets and liabilities relating to its export operations.

          In September 2006, we announced a plan to divest our non-integrated special paper mill located in the city of Mogi das Cruzes in the state of São Paulo.  We have already declared that we intend to sell our 50% stake in the other three production mill of Ripasa (besides the Americana mill), which produce cardboard and special papers. This divestment plan is part of our strategy to focus and grow in the production of market pulp and printing & writing papers (coated and uncoated) in large scale. For additional information on our divestiture plan, see note 4 (c) to our financial statements.

          In September, 2006, International Paper Investments (Holland) B.V. (“International Paper”), a wholly owned subsidiary of International Paper Company, and VCP entered into an Exchange Agreement (the “Exchange Agreement”).  Pursuant to the terms of the Exchange Agreement, International Paper will exchange its pulp mill project (the “Project Mill”) being developed in Tres Lagoas, state of Mato Grosso do Sul, Brazil (together with approximately 100,000 hectares of surrounding forestlands) for VCP’s Luiz Antonio pulp and uncoated paper mill and approximately 60,000 hectares of forestlands located in the state of São Paulo, Brazil. International Paper has already fully funded the project mill in the amount of US $1.15 billion.

          The Luiz Antonio mill produces 355,000 metric tons of uncoated papers and 100,000 metric tons of market pulp annually.  The 100,000 metric tonnes of market pulp will be supplied to VCP, for its use in other facilities, on competitive terms under a long-term supply agreement. The Tres Lagoas project mill is expected to be completed in January 2009 and to have a capacity of 1,100,000 tons of market pulp per annum.

          Under the Exchange Agreement, International Paper is granted the right to construct, at its cost, up to two paper machines adjacent to, and integrated with, the Project Mill.  If International Paper exercises its right to build one or both paper machines adjacent to the Project Mill, (1) certain parcels of real property will be retained by International Paper upon which the paper machines and ancillary facilities will be constructed and (2) the paper machines will be supported by long-term supply agreements under which VCP will provide International Paper pulp on competitive terms and utilities and other services at rates based on VCP’s actual operating costs. The companies expect the conclusion of the exchange of assets to be on February 1, 2007. See Item 5A “Operating Results – Recent Developments” and Item 10.C “Additional Information – Material Contracts.”

          In November 2006, Fitch Ratings has assigned ‘BBB-’ foreign and local currency issuer default ratings (IDRs) to Votorantim Celulose e Papel (VCP). According to Fitch Ratings, the rating outlook is stable. VCP’s ratings are supported by its strong business position and solid financial profile. The rating confirms the right strategy by Votorantim Celulose e Papel to diversify its products and markets, maintaining competitive costs and the commitment with business sustainability.

Capital Expenditures

          Our capital expenditures disbursements totaled US$ 248 million in 2006, US$ 247 million in 2005 and US$ 218 million in 2004. We expect our capital expenditure to be US$244 million in 2007. The increase in capital expenditures from 2004 to 2006 was mainly due to large investment in a new forest reserve (land acquisition and plantation) in Rio Grande do Sul State, in the south of Brazil.

          Currently our main capital expenditure plans for future expansion projects, besides the already fully funded Três Lagoas pulp mill, the new forest in the south of Brazil and debottlenecking of the Americana pulp mill (50% stake in the former Ripasa). We believe that the consolidation of our participation in Ripasa as a production unit, with 50% of volumes being sold by VCP, the corresponding synergies and our prior investments in our own facilities will allow us to continue to grow and continue to undertake our business plan.

          The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,

	2006		2005		2004

	(in US$ millions)
Expansion	US$	47	US$	32	US$	27
Forests (includes land purchase)		116		131		112
Improvements/modernization		33		35		33
Other (includes maintenance and information technology)		52		49		46

Total	US$	248	US$	247	US$	218

          As part of our capital investment program for 2007, we intend to invest US$ 58 million (of a total of US$ 119 million) in land acquisition and planting in Rio Grande do Sul, continuing our strategy of building a forest base in the south of Brazil and US$ 30 million for the debottlenecking of the Americana mill, that is expected to increase by 35,000 tons (our 50% stake) the pulp capacity of the mill over the 2005 to 2007 period.  We are also in the process of purchasing more land for forestry plants to reduce our dependence on raw materials from third parties.  The following table shows the estimated breakdown of planned capital expenditures during 2007, which is expected to be financed by cash generated from operations and by existing cash:

US$ in millions

Expansion projects	$57
Forests (includes land purchase)	119
Improvements/modernization	12
Other (includes maintenance and information technology)	56

Total	$244

Note: Três Lagoas new pulp mill capital expenditure is not included in these figures as these amounts have been already fully funded by International Paper.

B. Business Overview

          We are one of the largest pulp and paper products companies in Brazil and the leading Brazilian producer of wood-free printing and writing papers and specialty papers in terms of net sales and total assets, according to Bracelpa.  We produce eucalyptus pulp, which is a high-quality variety of hardwood pulp.  In 2005 and 2006, we sold approximately 63% of our pulp production to third parties, and we use the remainder internally to manufacture a wide range of printing and writing paper products, including coated and uncoated printing and writing papers, thermal papers, carbonless papers and other specialty papers. Exports account for approximately half of our 2006 revenues.  In 2005 and 2006, we sold approximately 66% and 63%, respectively, of our pulp and paper tonnage outside of Brazil.

Operations

          Our total sales volume was 1,459,079 in 2004, 1,492,527 tons in 2005 and 1,611,398 tons in 2006.  Our net revenues were US$1,010 million in 2004, US$1,130 million in 2005 and US$1,317 million in 2006.

          In 2006, 37% of the volume and 52% of total sales were derived from the domestic market compared to 34% and 50%, respectively, in 2005 and 35% and 51%, respectively, in 2004.  In the pulp market, the domestic market accounted for 12% of the sales volume and 11% of the revenues derived from pulp in 2006.  In the paper market, the domestic market accounted for 72% of the sales volume and for 79% of the revenues derived from paper in 2006.  The table below sets forth the percentages of our net revenues in 2006, 2005 and 2004 that correspond to the domestic and export markets and the breakdown by product of our net revenues:

	2006	2005	2004

Sales by market
Domestic	52%	50%	51%
Export	48%	50%	49%
Sales by product
Market Pulp	39%	39%	38%
Paper	61%	61%	62%

          In 2006, we produced 1,444,480 tons of eucalyptus pulp compared to 1,372,197 tons in 2005 and 1,346,840 tons in 2004.  In 2006, we sold 941,804 tons of this production as market pulp to third-party producers and we used the remainder to manufacture paper products.  Our production and related U.S. dollar-based exports of pulp also increased during 2006.  We sold US$385 million in 2004, US$439 million in 2005 and US$520 million in 2006.  The increase in our market pulp revenues from 2004 to 2006 was mainly due to the debottlenecking of the new pulp line.

          In 2006, our sales volume of paper products increased to 669,593 tons from 625,576 tons in 2005.  This increase in sales is mainly explained by the additional volumes produced in the Americana mill that we resold in the market beginning September 1st,2006 In 2005, our sales volume of paper products increased to 625,516 tons from 614,648 tons in 2004, mainly due to higher efficiency of production.  Uncoated and coated printing and writing paper sales accounted for 72% of our total paper products revenues in 2006 and 73% of our total paper products revenues in 2005.  The remainder of our revenues from paper products in 2006 and 2005 were made up of sales of special and chemical (thermal and carbonless) paper, accounting for 28% in 2006 and 27% in 2005 of paper sales.  Our printing and writing papers are used for a variety of business supplies, including notebooks, books, continuous forms, labels, brochures and magazines.  Our market share in Brazil in 2006, based on data from Bracelpa, was 31% (or 38% when adding 50% of Ripasa’s share) for coated papers, 23% (32% when including Ripasa’s share) for uncoated cut-size papers and 17% (22% when including Ripasa’s share) for uncoated offset papers.  We sold 30% of our total printing and writing paper sales volume outside of Brazil in 2006 (32% in 2005).

Our Ownership Structure

          We are part of the Votorantim group, one of the largest privately held Brazilian groups of companies.  The Votorantim group was founded in 1918 by Senator José Ermírio de Moraes and is controlled by the Ermírio de Moraes family.  The three core businesses of the Votorantim group are cement, aluminum and pulp and paper.  The Votorantim group is also involved in other industries, including metallurgy, financial services, chemicals and agribusiness.  In 2005, pulp and paper accounted for approximately 18% of the Votorantim group’s net revenues as measured under Brazilian GAAP. In 2006, the percentage was similar, the following chart shows our ownership structure and it principal subsidiaries as of December 31, 2006 (see Item 4.c. “-Organizational Structure” for the total economic structure of VCP):

VCP’s immediate parent company is Votorantim Participações S.A., or VPAR, which in turn is ultimately controlled by Hejoassu Administração Ltda., which is controlled by the Ermírio de Moraes family.  As of December 31, 2006, our total shares outstanding were 204,145,507 (105,702,452 voting and 98,443,055 preferred).

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

          Expand our presence in the international pulp market

          We intend to take advantage of our competitive strengths to increase our market share in the international pulp market.  In 2006, we sold approximately 88% of our market pulp tonnage outside of Brazil (91% in 2005), compared to 2% in 1996 when we began exporting. Our technology, productivity, sustainability of our forest operations and our use of cloning methods in addition to the high forest yields due to climate and soil conditions in Brazil and the short harvest cycle are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market. Investment in Aracruz and the Jacareí expansion reinforce our presence in the international pulp market investments in a new forest base in the South of Brazil and our asset exchange with International Paper are the sources for future organic growth in the pulp business.

          Maintain our leadership position in the growing regional market for coated, thermal and carbonless papers

          We are currently a market leader for value-added papers, such as coated papers, in Brazil.  We are also one of the main players for uncoated printing and writing paper in Brazil.  We expect domestic demand to grow along with the expected growth in the economy of Brazil over the next few years.  In order to consolidate our market position, we focus on long-term relationships with our customers by seeking to increase our understanding of our customers and their industries and to tailor our products to their specific needs.  Our investment in Ripasa strengthens our presence in the domestic coated and uncoated market.

          Continue to shift our paper sales mix toward higher margin products

          We believe that an improved product mix with more value-added products can increase operating margins even if average paper prices do not improve significantly.  In addition, these products are subject to less cyclical price variations.  Therefore, we seek to increase our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers; our sales of these papers increased to approximately 48% of our net paper sales in 2006, from approximately 33% in 1997. We are producing higher margin products to replace products that Brazilian consumers previously had to import, such as labels for beer and soft drinks.

          We have developed our production facilities for thermal and carbonless papers through a licensing arrangement with a leading producer in the area of chemical papers, Oji Paper, which allows us to benefit from Oji Paper’s technology.  We expect to continue to benefit from an increase in domestic demand, as well as to gain market share from imports of coated and specialty papers, which had become less competitive due principally to the continuous devaluation of the real from January 1999 through 2002.  Continuing a trend that initiated in 2003,  we estimate that we have lost approximately 14% of our coated paper domestic market share mainly to imports, which became more competitive as the real appreciated against the U.S. dollar.  We plan to take advantage of the opportunity to recover our market share when the real depreciates or stabilizes against the U.S. dollar.  We also will continue to work closely with our customers to develop new products.

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

          Continue to develop state-of-the-art technology in the forest area

          Technological research and improvement has made it possible to attain productivity records, together with less impact on the environment.  In the forest area, the gain in competitiveness is a result of the adoption of modern forestry practices and an intense research program. Currently, wood production per hectare has reached 45-50 cubic meters, compared to 30 cubic meters recorded in 1987. We use the most modern technology for planting, harvesting, storing and transporting with a completely mechanized system.  The genetic improvement of eucalyptus trees allowed for the plantings of clones of selected trees, resulting in higher productivity. Today, 95% of planting is done with cloned seedlings. We have achieved speed, better seedling use and quality thanks to a pioneering procedure of multiplication of clones.

          Expand our forest and mill production capacity through both expansion and strategic acquisitions to meet increased demand in both the domestic and export markets

          We intend to further increase our production capacity through both the expansion of existing facilities and strategic acquisitions.

          We are presently exchanging our existing Luiz Antonio pulp and paper facility for a pulp mill project, which has already been fully funded by International Paper, being built and expected to be completed in January 2009 and also acquiring land from a new forest base in the south of Brazil, preparing fiber supply for future growth.  Between 1996 and 2006, the average annual rate of paper consumption in Brazil increased by 3.1%, reaching 7.7 million tons in 2006, as estimated by Bracelpa. In recent years, there has been a marked increase in paper consumption in Brazil.  We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time. We increased our pulp production capacity through our expansion project at our Jacareí mill to a production capacity of 1.46 million tons annually. We also closely monitor developments in the Brazilian and global pulp and paper industry.  We continue to pursue growth opportunities to create value for our shareholders through strategic acquisitions, alliances and joint ventures and we intend to participate in the continuing consolidation among pulp and paper producers, both domestically and internationally.

Our Products

          We produce a variety of pulp and paper products.  We produce pulp both for sale (market pulp) and for use in our paper production.  We sell hardwood bleached market pulp, both to the Brazilian domestic market and to the export market outside Brazil. We produce coated and uncoated printing and writing paper and other specialty/chemical papers. Within the printing and writing paper category, we produce cut-size, folio-size, and rolled products.  The following table sets forth the breakdown by categories of our sales revenues for the periods indicated:

	Years ended December 31,

	2006	2005	2004

Market Pulp	39%	39%	38%
Paper:
Uncoated (P&W/Cut Size)	31%	31%	33%
Coated	13%	14%	12%
Specialty / Chemical papers	17%	16%	17%

Pulp

          Production

          The following table sets forth our total hardwood pulp production, total Brazilian hardwood pulp production, and our hardwood pulp production as a percentage of total Brazilian pulp production for the periods indicated:

	Years ended December 31,

	2006		2005	2004

VCP’s production (in tons)	1,444,480		1,372,197	1,346,840
Total Brazilian production (in tons)	10,090,264	*	8,093,529	7,612,426
VCP’s production as percentage of total Brazilian production	14.3%		17.0%	17.7%

Sources: Bracelpa and VCP. Figures for Brazilian production changed due to updated reports released by Bracelpa.
(*) Bracelpa: figure through November 2006.

          Sales

          In 2006, we sold 941,804 tons of bleached pulp as market pulp to third parties in the domestic market and outside of Brazil.  We had a 17% share of the Brazilian domestic market for bleached hardwood pulp in 2006. If we consider 50% of Ripasa’s sales volume, our market share would be 28%. In recent years, however, we have sought to increase our sales of market pulp outside of Brazil. In 2006, approximately 88% of our market pulp sales volume was to customers located outside of Brazil. The following table sets forth our net sales of pulp to the export market by geographic region for the periods indicated:

	Year ended December 31,

	2006		2005		2004

	Tons	% of Total	Tons	% of Total	Tons	% of Total

North America	77,075	9.3	75,987	9.7	85,544	11.2
Latin America	—	—	1,608	0.2	3,044	0.4
Europe	508,489	61.1	474,484	60.3	347,371	45.4
Asia/Middle East/Oceania/Africa	246,618	29.6	234,865	29.8	328,404	43.0

Total Exports	832,182	100.0	786,944	100.0	764,363	100.0

          In 2006 Santher remained our largest domestic customer of pulp, followed by IBEMA and ARJO WIGGINS. UPM, Georgia Pacific, M-Real and PKS were our largest customers of pulp outside of Brazil.

          Demand for our pulp has generally exceeded our production capacity even during cyclical downturns of the pulp industry, and, according to a study conducted in December 2006 by Hawkins Wright, an independent international consulting firm, the projected average demand growth in the world for bleached eucalyptus kraft pulp, or BEKP, is 7.9% per year from 2005 to 2010 (and 2.3% per year for the total white pulp demand), while the total white pulp capacity (including BEKP) projected average growth is 2.5% per year in the same period.

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

          The production and sale of uncoated printing and writing papers is our major line of paper business, accounting for approximately 50% of our total net paper sales and 90% of our paper exports in 2006. The following table provides a brief description of our principal paper products and lists the facilities where they are produced:

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

Jacareí Piracicaba Americana

Uncoated printing and writing paper	Uncoated woodfree paper in reels, sheets and cut-size designed for maximum performance in photocopying machines and laser and inkjet printers, and alkaline offset paper.	Luiz Antônio Jacareí Americana

Carbonless paper	Used to produce multi-copy forms for credit card receipts, invoices and other applications in place of traditional carbon paper.	Piracicaba

Thermal paper	Traditionally used in fax machines; new applications include supermarket receipts, bar code labels, toll tickets, water and gas bills and receipts for ATMs and credit card machines.	Piracicaba

Other specialty papers	Our specialty papers include art paper for catalogues, folders, letters, envelopes, etc.	Mogi das Cruzes

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

          The following table sets forth our paper production, total Brazilian paper production, and our total paper production as a percentage of total Brazilian production for the periods indicated:

	Year ended December 31,

	2006		2005	2004

VCP’s production* (in tons)	611,044		602,214	596,551
Total Brazilian paper and paperboard production (in tons)	8,750,00	**	8,597,716	8,452,411
VCP’s production as percentage of total Brazilian production	7.0%		7.0%	7.1%

Sources: Bracelpa and VCP.
(*) Consider total production paper and coater machines, excluding base paper production for coated paper.
(**)For 2006, estimated figure from Bracelpa.

          Printing and Writing Paper.  According to Bracelpa, in 2006, we were Brazil’s third largest producer of uncoated offset paper and second largest producer of uncoated cut-size paper, and we ranked first in coated paper production.  During 2006, we produced 525,476 tons of printing and writing paper consisting of approximately 382,436 tons of uncoated and 143,040 tons of coated paper. Our coated paper is used for a variety of purposes, including labels, inserts, brochures and magazine covers.  Uses for our uncoated paper include notebooks, books and continuous forms.  We produce coated and uncoated paper in reels and sheets and in cut-size paper.  We currently have estimated domestic market shares of 31%, 17% and 23% in the coated, uncoated (offset) and cut-size printing and writing markets, respectively.

          The following table sets forth our printing and writing paper production, total Brazilian printing and writing paper production and our production as a percentage of Brazilian production of such products for the periods indicated:

	Year ended December 31,

	2006		2005	2004

VCP’s production* (in tons)	525,476		520,294	512,489
Uncoated paper (in tons)	382,436		376,211	379,845
Coated paper (in tons)	143,040		144,083	132,635
Total Brazilian production (in tons)	2,537,022	**	2,414,014	2,364,565
VCP’s percentage of Brazilian production	20.7%		21.6%	21.7%

Sources: Bracelpa and VCP.
(*) Consider total production paper and coater machines excluding base paper production for coated paper.
(**)For 2006, estimated figure from Bracelpa.

          Carbonless and Thermal Papers.  In 2006, we manufactured 62,466 tons of carbonless and thermal paper at our Piracicaba production facility.  We produce carbonless and thermal paper in reels and sheets for use as facsimile and medical paper as well as supermarket receipts, banking and commercial automation paper, bar code paper, toll tickets and commercial invoices.

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

          Other Specialty Papers.  We are one of the largest producers of specialty papers in Latin America.  In 2006, we produced 23,102 tons of other specialty papers from our Mogi das Cruzes facility, including art papers for catalogues, folders, letters and envelopes and finish foil for the furniture industry.

          The following table sets forth our carbonless, thermal and other specialty paper production.

	Year ended December 31,

	2006	2005	2004

VCP’s carbonless and thermal paper production* (in tons)	62,466	59,386	61,798
VCP’s other specialty paper production* (in tons)	23,102	22,534	22,264

Total* (in tons)	85,568	81,920	84,062

Sources: VCP.
(*) Consider total production paper and coater machines excluding base paper production for coated paper.

Sales

          We sell our paper products around the world.  The following table sets forth our net sales of paper to the export market by geographic region for the periods indicated:

	2006		2005		2004

	Tons	% of Total	Tons	% of Total	Tons	% of Total

North America	59,822	31.8%	66,551	33.3%	62,726	34.9%
Latin America(1)	51,531	27.4	53,767	26.9	43,756	24.4
Europe	62,536	33.3	61,173	30.7	53,889	30.0
Middle East/Asia/Africa/Other	14,150	7.5	18,216	9.1	19,158	10.7

Total Exports	188,039	100.0%	199,707	100.0%	179,529	100.0%

(1) Excluding Brazil.

          The following table sets forth our domestic sales of specialty, carbonless and thermal paper, Brazilian specialty, carbonless and thermal paper sales, and our sales as a percentage of Brazilian sales for such products for the periods indicated:

	Year ended December 31,

	2006	2005	2004

VCP’s carbonless and thermal paper sales (in tons)	64,186	60,669	62,076
VCP’s other specialty paper sales(1) (in tons)	45,976	33,765	34,868

Total (in tons)	110,162	94,434	96,944

(1)	Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill.
Source: VCP

          Printing and writing paper represents the largest category of paper exports from Brazil.  In 2005 and 2006, we exported 199,424 tons and 187,644 tons, respectively, of printing and writing paper, which primarily consisted of uncoated paper.

          The following table sets forth our exports and domestic sales of coated and uncoated papers for the periods indicated:

	Year ended December 31,

	2006		2005	2004

VCP’s exports (in tons)	187,644		199,424	179,438
Brazilian exports (in tons)	728,545	*	903,527	766,878
VCP’s percentage of Brazilian exports	25.8%		22.1%	23.4%
VCP’s domestic sales (in tons)	371,393		331,434	338,175
Brazilian market (in tons)	1,476,245	*	1,496,003	1,568,887
VCP’s percentage of Brazilian market	25.2%		22.2%	21.6%

Sources: Bracelpa and VCP.
(*) Bracelpa: figure through November 2006.

          The customer base for our paper products is very diversified.  None of our customers individually accounted for more than 10% of our domestic or international sales of paper products in 2006.

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

          Energy and chemicals

          We use several sources to generate thermal and electrical energy for the pulp and paper production process, including biomass derived from wood debarking, chip screening rejects, fuel oil, natural gas and black liquor.  By producing electricity internally, we realize substantial savings compared to purchasing electrical energy in the open market. In 2006, we generated approximately 66.2% (59% in 2005) of our energy requirements for the pulp and paper production process internally, of which 83.4% is from renewable fuels, such as biomass and black liquor, and 16.6% is from non-renewable fuels, such as fossil fuels (oil and gas).  Recovery boilers recycle substantially all of the chemicals used in the pulp production process.  We believe that our sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

          In 2006 we purchased approximately 34% (41% in 2005) of our energy requirements from concessionaires, including CPFL—Companhia Paulista de Força e Luz (for the Luiz Antônio and Piracicaba facilities), Bandeirante (for the Jacareí and Mogi das Cruzes facilities) and Eletropaulo (for our headquarters), as well as from fuel oil and natural gas suppliers. In 2006, we started up a new combined cycle gas turbine and heat recovery boiler in the Jacareí mill, and, consequently, reduced the global percentage of our purchased electrical energy from 41% to 34%. The new gas turbine system improved our already low dependence on external supplies of energy. Our secure sources of supply allowed us to maintain a cost advantage in these areas for the foreseeable future.

          The pulp production process traditionally involved the use of elementary chlorine.  In recent years, demand for pulp that is bleached with little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water.  This pulp, known as elementary chlorine-free pulp, or ECF, is produced without using elementary chlorine in its bleaching process. It uses chlorine dioxide instead.  As a result, we only produce ECF pulp.  Our bleaching sequences are based mostly on oxygen compounds, such as oxygen, ozone and hydrogen peroxide, which are more environmentally friendly.  In addition, we have developed a bleaching process referred to as Votorantim chlorine-free, or VCF pulp, which utilizes a smaller amount of chlorine dioxide than the ECF process.  In 2006, 100% of our pulp was produced without the use of elementary chlorine.

          At December 31, 2006, we had long-term “take-or-pay” contracts with suppliers of chemical products for periods from 1 to 10 years.  Our contractual obligations in connection with such contracts are US$38 million per year.  See note 15(d) to our financial statements.

          Water

          We presently require about 40 cubic meters of water per ton of pulp.  The costs of obtaining our water were not a significant component of our total cost of raw materials in 2006.  We get our water from several rivers in the state of São Paulo, Brazil, including the Paraíba do Sul, Piracicaba, Mogi Guaçu and Tietê.  We believe our average water supplies are currently adequate and that our water consumption per ton is very low; particular in the Jacareí mill (32 cubic meters per ton) because of that facility’s use of more modern technology.

          Beginning in 2003, the Brazilian government imposed tariffs on the industrial use of river water.  For the Paraíba do Sul River, which is located near the Jacareí mill, the levying of tariffs related to water consumption started in the beginning of 2003.  From our experience to date, the imposition of such tariffs has not had a significant impact on our production costs.  The levying of tariffs for water consumption from the Piracicaba River started in 2006.  For the other rivers from which we use water, the imposition of tariffs is unlikely to start before 2007.

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

          In 1998, we obtained a concession from the state government of São Paulo to operate a terminal and a warehouse in Santos under a renewable ten-year operational lease agreement with CODESP, which is the government-owned corporation that owns and operates the port.  This lease was non-cancelable during the initial period and set to expire in 2007.  In September 2003, an amendment to the agreement renewed it for another ten years from September 2007 to September 2017.  The terminal has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs.  Our yearly expense for this has been approximately US$0.1 million, and future annual lease payments under the CODESP lease will also be approximately US$0.1 million per year.  There is no contingent rent under the contract.  In addition, in 2001, we rented another warehouse at the terminal in Santos in anticipation of future increases of our pulp exports as a result of the Jacareí expansion.  This expanded our total warehouse area in Santos to 12,520 square meters from 9,550 square meters, and our total warehouse volume capacity in Santos increased to 38,000 tons from 28,000 tons.

          In December 2002, we signed a contract with MRS Logística S.A., or MRS, a private railway concession, in order to invest in a private railway from the Jacareí plant to the port of Santos to transport pulp to the port from the mill.  In March 2005, we signed another contract with MRS to transport wood to our Jacareí mill and also approved an investment to construct a railway terminal to receive this wood in the Jacareí plant. The new wood terminal has been operational since October 2005 and has granted a relevant reduction on VCP’s wood transportation costs.  As part of our agreement with MRS in 2002 MRS was responsible for the reconstruction of the 27-kilometer railway and the investment in dedicated railway wagons, while we were responsible for the construction of the building of terminals inside the Jacareí plant and at the port of Santos.  Total investment was approximately US$9.4 million and we were responsible for 50% of the costs incurred, which has been disbursed.  The pulp transportation agreement also requires the transportation of a minimum tonnage, equivalent to US$7.4 million per year, over a ten-year period.  For the wood transportation agreement, the minimum tonnage requirement is equivalent to US$1.3 million per year, starting in 2006.  In 2006, we shipped 811,000 tons of pulp and over 140,000 tons of wood through MRS and paid US$10.6 million to MRS.

          In 2003, we outsourced our logistics operations for inbound and outbound products for the plants in Jacareí and Luiz Antônio to TNT Logistics and Wilson & Sons, two logistics operators.  They were contracted to handle all the operational activities, from receiving the raw material to delivering the product to the final customer.  This has resulted in lower costs, gains of scale, lower investment in infrastructure and greater specialization in providing services to clients.  For the wood sector, a multi-model solution combines rail and road transport to deliver forestry products to the industrial units.  Through an agreement with MRS Logística, the pulp is transported by train from the Jacareí unit to the port of Santos.  This reduces logistical costs by 25% compared with road transport.  We operate our own terminal in the port of Santos which also reduces costs and brings flexibility in exporting.  For paper exports, a system of loading the products which are already in pallets ensures the integrity of the product, dispenses with the need for containers and makes the sales process more flexible since there is no need to wait for ships to become available or be completely loaded.  Another logistical advantage comes from KSR, a paper distribution unit which is the leader in the sector in Brazil.  KSR plays a strategic role by reaching all regions of Brazil and servicing clients in areas such as printing, editorial, stationery, copying, small business, converters (forms, notebooks), newspaper and public bodies.  KSR has 27 affiliates and an automated storage system which results in a fast service, supported by a specialist fleet which can make deliveries throughout Brazil.

          We are also developing multi-modal wood shipment projects (which include transportation by train and trucks), which we named Door to Door, in a partnership with América Latina Logística S.A., or ALL, which was implemented in September 2003 to bring wood from Guaíba (Rio Grande do Sul) to São Paulo.  We invested US$0.3 million in this project to adapt railway wagons to load wood.

Marketing and distribution

          We sell our pulp and paper products in both the domestic and export markets.  In 2005 and 2006, approximately 92% and 88%, respectively, of our sales volume of market pulp and 32% and 28%, respectively, of our sales volume of paper products were made outside of Brazil.  Our internal sales staff consists of 71 employees operating throughout Brazil.  In addition, 261 employees (including 100 independent sales agents) are assigned to KSR, which is our paper distributor.

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

          Currently, our pulp and paper products are distributed overseas through, the following wholly-owned subsidiaries: VCP Overseas; Newark Financial Inc., or Newark, a wholly owned subsidiary of VCP Exportadora; VCP North America and VCP Trading.  Effective January 2006, VCP implemented a new international sales structure, intended to streamline and integrate its growing volume of export sales. This structure included the establishment by VCP overseas of a branch office, located in Switzerland, which is responsible for all export transactions. In April 2006, for administrative and economic reasons, we merged VCP Exportadora into VCP and assumed all of the assets and liabilities relating to its export operations.

          Paper

          In 2006, approximately 72% of paper sales volume and 79% of our net revenues derived from paper came from the domestic market compared to 68% and 76%, respectively, in 2005.  We sell 15% of our paper products through KSR.  Domestically, KSR’s distribution network consists of 21 branches, which are strategically located with warehouses used for storage purposes, and a workforce composed of 100 independent sales agents.  In 2006, KSR was the segment leader in paper distribution in Brazil, with a market share of approximately 18% of the distribution sales.  Through KSR, we sell our paper products to approximately 18,000 customers, including small printers, stationery stores and industrial companies throughout Brazil, as well as the Brazilian government.  KSR also sells the products of other paper companies in areas where they do not compete with us, in both the export and domestic markets.  As a result, we are able to offer a wide range of complementary products, with prompt delivery.  In 2006, through KSR we had net revenues of US$131 million, representing 22% (US$112 million and 21%, respectively, in 2005) of our total consolidated paper sales in the domestic market.

          Sales of our products to our domestic customers are for cash, credit or through a program called the vendor program.  For purposes of this annual report, we have referred to our credit sales as the “non-vendor program.”

          The vendor program is available to some of our domestic customers, and approximately 22% of our domestic sales in 2006 were made by this method.  Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product.  We, as the vendor, act as a guarantor under the arrangement with the bank so that the customer can take advantage of lower interest costs.  The lower interest rate is a result of the bank typically looking to us, and not our individual customers, as the primary support for the credit risk.  The vendor program is a means by which the bank essentially finances customers’ purchases.

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

          Historically, amounts of guarantees we have paid, net of amounts recovered from customers, have been negligible.  In 2006, 2005 and 2004, we recovered 100% of the amounts we paid under guarantees.

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

          We estimate that for 2004, 2005 and 2006, an average of approximately 3% of our total number of regular domestic customers (approximately 21%, 22% and 22%, respectively, of total domestic sales value) obtained our guarantee for their loans.  At December 31, 2006, we had 24 active customers under the vendor program. Our vendor program exposure was US$71 million at December 31, 2004, US$57 million at December 31, 2005 and US$120 million at December 31, 2006.

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

          According to Hawkins Wright (an “Outlook for Market Pulp” published in December 2006), based on preliminary information, at December 31, 2006, world market pulp capacity should reach 52.5 million tons out of which 44% is softwood, 42% is hardwood and the remaining percentage other pulp grades. During 2006, capacity increased by 615,000 million tons. The world market posted 1,500 additions and 945,000 capacity closures.

          Based on 2006 preliminary figures from Bracelpa on net revenues of Brazilian pulp and/or paper producers, we were the second largest Brazilian producer, behind Aracruz. In the domestic market, with respect to market pulp, we had the third largest Brazilian market share in terms of volume, with 18%, behind Lwarcel Celulose e Papel S.A. and Ripasa. If we consider 50% of Ripasa’s sales, VCP’s market share would be 28%.

          According to Bracelpa, with respect to writing and printing uncoated paper, we were the third largest Brazilian producer in 2006 in terms of volume, producing more than Ripasa, but less than International Paper and Suzano/Bahia Sul.  In addition, in 2006, we were the leader in Brazil in the production of certain specialty papers and carbonless and thermal paper. We had a leadership position in 2006 in coated paper in Brazil with a 31% market share followed by Ripasa and Suzano. Our main competitors in carbonless and thermal paper are located outside Brazil.

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

          In November 2004, we signed an agreement with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, for the joint acquisition of all of the common and preferred stock of Ripasa.  On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest – 38.795%) indirect interest in the voting capital and 46.06% (our interest – 23.03%) indirect interest in the total capital of Ripasa. We disbursed US$275 million for our 50% interest in the venture. A purchase and sale option was also signed for the sale of 37,449,084 common shares and 12,388,719 preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, to be exercised up to 2010 for a total amount of US$160 million for VCP and Suzano interest at that date (our interest was US$80 million).

          On July 20, 2005, VCP and Suzano announced a reestructuring plan for Ripasa, including a delisting of Ripasa through a share exchange by VCP’s and Suzano preferred shares.  Each of Ripasa’s preferred shares would correspond to 0.0072 VCP preferred shares and to 0.0167 Suzano class “A” preferred shares.  The reasons for the restructuring were: (i) to permit Ripasa’s current minority shareholders to hold VCP and Suzano shares, which were more liquid than those of Ripasa; and (ii) to allow future reorganization of Ripasa, which would permit cost reductions, operational gains, enhanced competitiveness and economies of scale for the companies. The restructuring plan was analyzed and approved by the CVM; however, certain minority shareholders filed a judicial action to suspended the process.  On April 26, 2006, VCP and Suzano entered into a judicial agreement with a group of Ripasa’s preferred shareholders, with the aim of settling  the claims challenging Ripasa’s corporate restructuring,  and implementing the restructuring, once the conditions in the agreement were met.

          Since the conditions of the agreement were met (including suspension of the ongoing legal procedures relating to the restructuring, and the absence of any decision, judicial or administrative, that prevented or hindered the restructuring, or rendered it inadvisable) the restructuring was concluded in July 2006, VCP and Suzano paid the group of minority shareholders R$1.0538 for each Ripasa preferred share held by them (corresponding to an additional US$36 million cash disbursement by VCP).  VCP’s capital increased, in 2006, by R$573,629.83 from R$2,478,582,123.76 to R$3,052,211,393.59, upon the issuance of 12,532,009 preferred shares with no par value.

          The acquisition of the share control in Ripasa and its future transformation into a production unit is still under analysis by the Brazilian antitrust authorities.

          Following the corporate restructuring, the already mentioned call options and the put option of certain former minority shareholders of Ripasa, were modified to substitute the Ripasa shares for shares in VCP and Suzano as those former Ripasa minority shareholders had exchanged their shares for shares in VCP and Suzano. Accordingly, VCP has a call option to acquire 3,124,139 of its own non-redeemable preferred shares during a twelve-month period starting on March 31, 2010. At December 31, 2006, the total updated amount was US$266 million for VCP and Suzano interest. The former shareholders of Ripasa, now shareholders of VCP, who are party to the agreement, have a put option which may require VCP to acquire all their non-redeemable preferred shares during a period of five years through March 31, 2010. According to the agreement, as a required condition precedent, the put/call options can only be exercised if the underlying shares are free of liens and encumbrances.

          For additional information on the Ripasa acquisition, see note 4 to our financial statements.

Environmental policies

          As part of our commitment to sustainable development, we plan to develop one of the largest forested areas in the state of São Paulo with approximately 225,000 hectares located near our industrial plants, of which approximately 39% has been preserved as native forest and/or set aside for environmental recovery.  In partnership with various universities, we conduct research and monitor the fauna and flora of the region.  By the end of 2006, VCP controlled a forest area of 323,000 hectares (including the ones in the State of São Paulo), of which 43% are preserved as conservation areas with native vegetation.  For conservation areas, environmental planning may adopt the following options: Planting and recovery of native species; recovery by means of natural regeneration; soil recomposition and others.

          Considering the asset exchange between VCP and International Paper which will become effective as of February, 2007, the forest area in the State of São Paulo will be reduced by the approximately 58,000 hectares which supply the pulpwood production for Luiz Antonio pulp mill. However, approximately 134,500 hectares in the State of Mato Grosso do Sul will be added to VCP’s total area control. If we consider this addition, in the beginning of 2007, VCP will control approximately 400,000 hectares, of which 42% are preserved as conservation areas with native vegetation.

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

          We obtained an ISO 14001 (environmental) certification for the forestry area and for the industrial area of the Jacareí mill in February 2004.  The Luiz Antônio industrial unit was ISO 14001 certified for quality environmental management standards in 2005.  All integrated industries, forestry areas in São Paulo and the port terminal of Santos are certified as conforming to international standards.

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

          A renewable licensing system was introduced in São Paulo in December 2002, according to which previously issued licenses shall be renewed upon CETESB’s convocation. The new licenses issued by CETESB under this system shall be valid for periods of up to six years for installation licenses and ten years for environmental licenses. The use of efficient environmental management systems and the practice of environmental auditing are taken into account by CETESB in granting longer validity terms for licenses. Our operations are subject to various environmental laws and regulations issued by these authorities, including those relating to air emissions, effluent discharges, solid waste disposal, odor and reforestation. During 2004, 2005 and 2006, our capital expenditures relating to environmental matters were approximately US$7 million, US$23 million and US$13 million, respectively. Capital expenditures were allocated to environmental projects and expenses.  We cannot assure you, however, that the implementation of more stringent environmental regulations in the future will not require significant capital or other expenditures.  For a description of certain legal matters relating to environment regulation, see “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Matters.”

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

          We have received a number of administrative warnings in the past five years for isolated violations of the maximum levels for emissions or effluents, including odors.  The largest payment we have made individually was related to a solid residue release that occurred on September 10, 2005, when an industrial embankment burst at the Jacareí unit and non-dangerous residues (class 2A) covered part of a road and a stream, causing reversible damage to the environment.  VCP took all necessary measures to reduce the damage to the environment and community.  VCP acted in a transparent manner by immediately notifying CETESB and other government agencies of the incident, as well as issuing a press release.  VCP was fined R$77,000 (or approximately US$32,000) by the government.  In 2006 the administrative warnings received by the company were appealed and are still pending judgment. We developed a project to recover the industrial embankment and to reduce the damage to the environment, representing an investment cost of approximately US$9 million, of which US$3 million were disbursed in 2005 and US$6 million in 2006. In 2006, an additional US$2 million out of US$4 million were disbursed and the remaining amount will be disbursed in 2007. In view of continuing to invest in environmental projects, we also have a project aiming to provide alternatives to treat solid waste disposals. We expect a total investment cost of US$11.6 million, of which US$4.5 million will be disbursed in 2007 and US$7.1 million in 2008. This project will be divided into four phases: Composting (phase 1 and 2), lake cleaning and extend industrial embankment

          Environmental indicators

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

          Forestry Certification System

          In October 2002, VCP received ISO 9001/2000 and ISO 14001 certifications for forests located in Capão Bonito and Jacareí regions.  In February 2004, Luiz Antônio Mill received the ISO certification.  The forestry areas controlled by VCP, which supply pulpwood to Jacareí pulp mill, are also certified by FSC (Forest Stewardship Council). Capão Bonito region was certified in September 2005 and Vale do Paraíba regions were certified in December 2006. CERFLOR Certifications (Brazilian Certifications) for the forest area which supplies Jacareí pulp mill are still in the process and should be concluded in early 2007. VCP will reach approximately 70% to 80% of certified pulpwood production for the Jacareí mill.

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

          Insurance

          We maintain insurance policies for our mills against fire, lightning and explosion by any cause up to US$182 million and electrical damages up to US$468,000 and windstorm (extended coverage) up to US$4.7 million. We renewed this insurance on December 1, 2006.  However, we do not maintain insurance against fire, disease and other risks to our forests.  We have taken steps to prevent fires from occurring at our forests, including the maintenance of fire observation towers, a fleet of fire engines and teams of fire-fighting personnel, which we believe are safe and cost-effective methods of fire prevention. In each of the past three years, forest fires have not resulted in material damages to our total planted area. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost-effective.  We do not make provisions for risks of loss from fire and other casualties.  We expense for the necessary amount when the damage is incurred.  We have not suffered a material loss from either fire or disease in the forests that we harvest.

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

          In 2003 and in 2005, Brazilian paper companies increased their export volumes in order to compensate the demand reduction in the domestic market. The scenario for 2004 was quite different.  In 2004, the Brazilian economy presented a significant recovery, ending the year with an increase in GDP of 4.9%, causing the Brazilian paper sector to present an increase in sales.  Regarding the international market, although the appreciation of the real of approximately 9% in 2004, 13% in 2005 and 9% in 2006 impacted our revenues, the volume sold increased due to a good economic environment, especially for the North American and European markets.  After suffering some years at low price levels, international paper prices start a recovery in the first half of 2006, with price increases being announced in February, April and June 2006, in both North America and Europe.  For uncoated woodfree papers, international prices rose 15% in the first six months of 2006 and fell about 5% in the last quarter of 2006.

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

          Capitalizing on its advantages in pulp production, Brazil has developed a diversified paper industry with modern technology and a potential for growth in both the domestic and export markets.  In recent years, there has been a marked increase in paper consumption in Brazil, which is an important indicator of the economic development of a country.  Between 1996 and 2006, the average annual rate of paper consumption increased by approximately 3% per year, reaching 7.7 million tons in 2006, according to estimated figures from Bracelpa. We believe that there is growth potential for domestic consumption, because per capita consumption is still low in comparison with developed countries.  Per capita consumption of paper is estimated at 39.5 kilos per year, according to PPI, a news and information provider for the pulp, paper, converting forest products and allied industries.

          According to preliminary data from PPI, in 2006, Brazil was the eleventh largest paper producer and the sixth largest pulp producer in the world.  Brazilian pulp and paper companies have made large investments over the last ten years in order to compete more effectively and on a larger scale with traditional pulp suppliers in the international market.  In addition, technological development in the paper industry has been supported by the research efforts of major producers and by financing from BNDES.

          Consolidation in the Brazilian pulp and paper industry is currently under way.  The table below shows the market participation of the five largest producers in terms of sales for the years indicated:

	Year ended December 31,

	2006*	2005	2004	2003	2002	2001

	(in thousands tons)
Brazilian pulp production (1)	10,090.3	10,352.0	9,620.1	9,104.2	8,011.5	7,412.0
Brazilian paper production	7,995.3	8,597.0	8,452.4	7,811.1	7,661.2	7,437.8
Total pulp and paper production	18,085.6	18,949.0	18,072.5	16,915.3	15,672.7	14,743.8
Total five top producers	NA	11,461.9	10,987.2	10,547.0	9,810.7	9,125.0
% Top five	NA	60.5%	60.8%	62.4%	62.6%	61.9%

(1) Pulp numbers represent pulp volume produced.
Source: Bracelpa.
NA: Not Available. At the time of the filing of this document, the updated information was not released by Bracelpa.
(*) For 2006 Bracelpa figures through November 2006..

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

          Over the last three years, bleached eucalyptus kraft pulp (BEKP) or market pulp prices in the United States, Europe and Asia, respectively, have fluctuated from lows of US$ 525, US$ 490, and US$ 440 per ton in the first quarter of 2004, to highs of US$ 715, US$ 680, and US$ 650 per ton at December 30, 2006 in these respective regions. Such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, and supply and demand.  The price of paper products, although less volatile than the price of pulp, also experiences fluctuations in response to global demand and production and fluctuations in pulp prices.  Capacity adjustments have also occurred on the paper side, and in the first half of 2006 we saw paper prices increasing for several grades in the United States and Europe.  For uncoated woodfree papers, international prices climbed 15% in the first six months of 2006 but declined approximately 5% in the last quarter of the year.

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

BHKP operating costs, Q3 2005	Cash production costs (per ton)

Indonesia	US$ 171*
Brazil	200
Chile	272
Portugal	340
Finland	347
Spain	351
Sweden	351
France/Belgium	365
Southern U.S.	369
Eastern Canada	410

Source: Hawkins Wright.

(*) Partial use of native forests.
Note: Updated information was not available at the time of the filing of this document.

C.     Organizational Structure

The chart below shows our economic structure as of December 31, 2006 (% of total capital):

          Our operations are conducted by Votorantim Celulose e Papel S.A. as the controlling and principal operating company.  We are a member of the Votorantim group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.  In 2005, consolidated net sales of the Votorantim group reached approximately US$ 7.8 billion (US$ 6.3 billion in 2004) based on the Consolidated Financial Statements in accordance with Brazilian GAAP, data translated to U.S. dollars at 2005 year end exchange rates, of which 18% (18% in 2004) represented pulp and paper activities.  Net consolidated sales include the industrial units of the Votorantim group, as well as Votorantim Finanças, which includes Banco Votorantim.  Our immediate parent company is VPAR, which in turn is controlled by Hejoassu Administração S.A.  Hejoassu is the formed by the Board Members of the Votorantim Group.  It is composed by family members, responsible for the main decisions and business strategies.  Hejoassu is controlled by the Ermírio de Moraes family.  See “Item 4—Information on VCP—Business Overview—Our Ownership Structure.”

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

          In order to facilitate access to our international customers and to the international financial markets, we have established two subsidiaries of Newark, VCP Trading and VCP North America, to manage our exports to clients in Europe and in North America, respectively, until 2005.  As of January 2006 we have been performing the total export sales from VCP Overseas Holding Kft (Switzerland).

          In November 2004, we signed an agreement with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, for the joint acquisition of all of the common and preferred stock of Ripasa.  On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest – 38.795%) indirect interest in the voting capital and 46.06% (our interest – 23.03%) indirect interest in the total capital of Ripasa. We disbursed US$ 275 million for our 50% interest in the venture. A purchase and sale option was also signed for the sale of 37,449,084 common shares and 12,388,719 preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, to be exercised up to 2010 for a total amount of US$ 160 million for VCP and Suzano interest at that date (our interest was US$ 80 million).

          On July 20, 2005, VCP and Suzano announced a reestructuring plan for Ripasa, including a delisting of Ripasa through a share exchange by VCP’s and Suzano preferred shares.  Each of Ripasa’s preferred shares would correspond to 0.0072 VCP preferred shares and to 0.0167 Suzano class “A” preferred shares.  The reasons for the restructuring were: (i) to permit Ripasa’s current minority shareholders to hold VCP and Suzano shares, which were more liquid than those of Ripasa; and (ii) to allow future reorganization of Ripasa, which would permit cost reductions, operational gains, enhanced competitiveness and economies of scale for the companies. The restructuring plan was analyzed and approved by the CVM; however, certain minority shareholders filed a judicial action to suspended the process.  On April 26, 2006, VCP and Suzano entered into a judicial agreement with a group of Ripasa’s preferred shareholders, with the aim of settling the claims challenging  Ripasa’s corporate restructuring,  and implementing the restructuring, once the conditions in the agreement were met.

          Since the conditions of the agreement were met (including suspension of the ongoing legal procedures relating to the restructuring, and the absence of any decision, judicial or administrative, that prevented or hindered the restructuring, or rendered it inadvisable) the restructuring was concluded in July 2006, VCP and Suzano paid the group of minority shareholders R$ 1.0538 for each Ripasa preferred share held by them (corresponding to an additional US$ 36 million cash disbursement by VCP).  VCP’s capital increased, in 2006, by R$ 573,629.83 from R$ 2,478,582,123.76 to R$ 3,052,211,393.59, upon the issuance of 12,532,009 preferred shares with no par value.

          The acquisition of the share control in Ripasa and its future transformation into a production unit is still under analysis by the Brazilian antitrust authorities.

          Following the corporate restructuring, the already mentioned call options and the put option of certain former minority shareholders of Ripasa, were modified to substitute the Ripasa shares for shares in VCP and Suzano as those former Ripasa minority shareholders had exchanged their shares for shares in VCP and Suzano. Accordingly, VCP has a call option to acquire 3,124,139 of its own non-redeemable preferred shares during a twelve-month period starting on March 31, 2010. At December 31, 2006, the total updated amount was US$ 266 million for VCP and Suzano interest. The former shareholders of Ripasa, now shareholders of VCP, who are party to the agreement, have a put option which may require VCP to acquire all their non-redeemable preferred shares during a period of five years through March 31, 2010. According to the agreement, as a required condition precedent, the put/call options can only be exercised if the underlying shares are free of liens and encumbrances.

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

          On June 24, 2005 Voto-Votorantim IV, a wholly-owned subsidiary of VPAR, issued US$ 400 million, 7.75% Fixed Rate Notes due 2020 in the international capital market, under Rule 144A and Regulation S of the U.S. Securities Act of 1933.  VCP is a guarantor of 50% of the debt issued by Voto-Votorantim IV and in turn received US$ 200 million of the proceeds, which is also 50% of the total loan.  On September 6, 2005, we acquired a 50% interest in Voto-Votorantim IV and together with VPAR we are the guarantors for this operation.  Of the proceeds of US$ 200 million, US$ 125 million was used by St. Helen III to repay the debt incurred with Voto-Votorantim II.

          On July 20, 2005, Ripasa’s restructuring was concluded and, in September 2006, VCP and Suzano started to sell Americana’s unit products as a pre-consortium stage. We are still waiting for the Brazilian authorities’ approval to transform Ripasa’s unit of Americana in a consortium (Conpacel). Upon approval, VCP will sell 50% of the unit’s production (its interest) as if it were any other VCP’s unit.

          In April 2006, for administrative and economic reasons, we merged VCP Exportadora e Participações S.A., VCP’s 100% subsidiary, into us and assumed all of the assets and liabilities relating to our export operations.

          In September 2006, we announced a plan to divest our non integrated special paper mill located in the city of Mogi das Cruzes in the state of São Paulo. We have already declared that we intend to sell our 50% stake in the other three production mills of Ripasa (besides the Americana mill), which produce cardboard and special papers. This divestment plan is part of our strategy to focus and grow in the production of market pulp and printing & writing papers (coated and uncoated) in large scale.

          In September, 2006, International Paper Investments (Holland) B.V. (“International Paper”), a wholly owned subsidiary of International Paper Company, and VCP entered into an Exchange Agreement (the “Exchange Agreement”).  Pursuant to the terms of the Exchange Agreement, International Paper will exchange its pulp mill project (the “Project Mill”) being developed in Tres Lagoas, state of Mato Grosso do Sul, Brazil (together with approximately 100,000 hectares of surrounding forestlands) for VCP’s Luiz Antonio pulp and uncoated paper mill and approximately 60,000 hectares of forestlands located in the state of São Paulo, Brazil. International Paper has already fully funded the project mill in the amount of US $1.15 billion.

          The Luiz Antonio mill produces 355,000 metric tons of uncoated papers and 100,000 metric tons of market pulp annually.  The 100,000 metric tonnes of market pulp will be supplied to VCP, for its use in other facilities, on competitive terms under a long-term supply agreement. The Tres Lagoas project mill is expected to be completed in January 2009 and to have a capacity of 1,100,000 tons of market pulp per annum.

          Under the Exchange Agreement, International Paper is granted the right to construct, at its cost, up to two paper machines adjacent to, and integrated with, the Project Mill.  If International Paper exercises its right to build one or both paper machines adjacent to the Project Mill, (1) certain parcels of real property will be retained by International Paper upon which the paper machines and ancillary facilities will be constructed and (2) the paper machines will be supported by long-term supply agreements under which VCP will provide International Paper pulp on competitive terms and utilities and other services at rates based on VCP’s actual operating costs. The companies foresee the conclusion of the exchange of assets to be on February 1, 2007. See Item 5A “Operating Results – Recent Developments” and Item 10.C “Additional Information – Material Contracts.”

D.     Property, Plant and Equipment

          All of our production facilities are located in the state of São Paulo.  We have forests plantations in the State of São Paulo and timberland in the State of Rio Grande do Sul which have been acquired since 2004.  The state of São Paulo accounts for more than 33% of Brazil’s gross domestic product, and is home to most of the domestic consumers of pulp and paper products.  In 2006, our forests (including purchased wood) were located an average of 293 kilometers from our pulp mills, located an average of 200 kilometers from Santos, which is the port facility that we use for most of our exporting activities.  The relatively short distance between our forests, our plants and most of our domestic customers results in relatively low transportation costs.

          We own and operate two mills that produce both pulp and paper and two mills that produce only paper.  At December 31, 2006, our aggregate nominal pulp production capacity was 1,480,000 tons per year and our nominal paper production capacity was 640,000 tons per year, not including Aracruz and Ripasa’s capacities. The following table sets forth the distance between our forests (including the transport of pulpwood purchased in the market) and our mills, the distance of these mills to the port of Santos, and the nominal capacity of each mill at December 31, 2006:

Facility	Pulp/Paper	Distance from forest (pulp) or pulp mill (paper)	Distance from port of Santos	Pulp/Paper capacity (tons/year)	Major products

Jacareí	Pulp/Paper	400 km	150 km	1,080,000/185,000	Uncoated printing and writing paper; coated printing and writing paper
Luiz Antônio	Pulp/Paper	58 km	380 km	400,000/355,000	Uncoated printing and writing paper; offset, copier, laser printing and inkjet paper
Piracicaba	Paper	150 km	200 km	170,000	Thermal and carbonless paper; coated printing and writing paper
Mogi das Cruzes	Paper	50 km	100 km	25,000	Label paper; finish foil; soap wrapping board; light cardboard and other specialty papers

Source: VCP.

For a discussion of our asset exchange with International Paper pursuant to which we are to exchange our Luiz Antonio facility for an already fully funded pulp project under construction in Tres Lagoas, see Item 4C “Organizational Structure” and Item 10C “Additional Information – Material Contracts”.

Eucalyptus forests

          We obtain a majority of our wood from approximately 225,000 hectares of land located in the state of São Paulo.  While we have enough wood to satisfy our requirements, from time to time and when the terms are attractive, we purchase wood from unrelated third parties for use in our paper and pulp mills.  In the year ended December 31, 2006, we consumed approximately 74% of our own wood and 26% of our wood from those third parties.

          At December 31, 2006, in state of São Paulo we owned or leased approximately 450 different tracts of forests for cultivation, making our wood supplies relatively dispersed.  Our forests are located an average of 287 kilometers from our pulp mills.  In order to reduce the average distance from our forests to our mills, we did not renew the leases of forests that were relatively far from our mills and, instead, have purchased forests that are closer to our mills.  Brazilian law requires that at least 20% of the land we own either remains uncultivated or planted with indigenous species of vegetation.  Of our own forests, approximately 62% consists of planted eucalyptus forest, approximately 34% is reserved for preservation and the remainder is used for other activities.

          Our strategic goal to guarantee fiber supply and ensure VCP’s long-term growth also includes the raising of a new forest area in the state of Rio Grande do Sul, currently with 98,000 hectares. Growth in this region is driven by the availability of land at attractive costs, the proximity to Northern Uruguay (wood availability) and also the proximity to Rio Grande port, which will allow us the creation of an export platform.  The forestry productivity in this new area is similar to São Paulo forests and some other qualities of the region are the qualified labor force, the inter-modal transportation options and the favorable political, social and environmental conditions.

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

          As part of our reforestation efforts, in 2006, in the state of São Paulo we planted approximately 19,000 hectares of eucalyptus in order to supply our wood requirements to produce pulp and also energy to supply Luiz Antônio and Jacareí mills.  The forests used to supply the Luiz Antônio mill typically yield between 40 and 45 cubic meters of pulpwood per hectare per year, while forests supplying the Jacareí mill generally yield between 45 and 50 cubic meters of pulpwood per hectare per year.  At seven years old, the normal time to harvest, these trees normally have an average productivity of 280 to 315 cubic meters of woodchip per hectare per year in Luis Antônio and 315 to 350 cubic meters per hectare per year in Jacareí.  These levels of productivity reflect the excellent climate conditions for growing eucalyptus trees in São Paulo State, with ample amounts of both sun and rain.

          In 2006 we grew approximately 77 million rooted cuttings/seedlings at our nurseries, all of which were planted in our forests or supplied to the tree-farm project.  To develop our eucalyptus forests, we select trees after strict testing, which are denominated as clones and enter into the production process.  We operate three nurseries for cutting/seedling production.  We produce both seedlings and rooted cuttings (a method also known as vegetative propagation) to carry out the planting of our eucalyptus trees.  Vegetative propagation results in plantations of trees with the most favorable genetic characteristics for pulp production.  These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” trees with fewer branches.  Greater tree standardization provided by cloning also allows for increased mechanization in tree felling and transportation, and makes it easier to adjust equipment and machinery to topographical conditions.  Currently, almost 100% of the VCP’s plantations are made with rooted cuttings obtained by vegetative propagation method.

          We began to review concepts on community relations and the common good, as part of our contribution to social and economic development.  For example, we invited our neighbors in the state of Rio Grande do Sul to participate in a project in which we have already planted approximately 40,000 hectares of eucalyptus.  The Forestry Savings program, launched last year, an innovative way of cooperation and social inclusion involving our neighbors in the countryside, is running very well. In 2006 more than 6,000 hectares were planted in this program.

Expansion

          We spent approximately US$ 78 million in debottlenecking projects of which US$ 32 million were disbursed in 2005 and US$ 46 million disbursed in 2006.  This investment is expanding our annual pulp capacity by over 150,000 tons during the 2006-2007 period. Simultaneously, we have been investing in the acquisition of land and eucalyptus plantations in the state of São Paulo, in the region surrounding our plant, and in forest reserves in the south of the state of Rio Grande do Sul in order to reduce our dependence on raw materials from third parties.  The project in the South also includes the construction of an industrial facility at the beginning of the next decade, for which socio-environmental licensing procedures have already begun.

          In September, 2006, International Paper Investments (Holland) B.V. (“International Paper”), a wholly owned subsidiary of International Paper Company, and VCP entered into an Exchange Agreement (the “Exchange Agreement”).  Pursuant to the terms of the Exchange Agreement, International Paper will exchange its pulp mill project (the “Project Mill”) being developed in Tres Lagoas, state of Mato Grosso do Sul, Brazil (together with approximately 100,000 hectares of surrounding forestlands) for VCP’s Luiz Antonio pulp and uncoated paper mill and approximately 60,000 hectares of forestlands located in the state of São Paulo, Brazil. International Paper has already fully funded the project mill in the amount of US $1.15 billion.

          The Luiz Antonio mill produces 355,000 metric tons of uncoated papers and 100,000 metric tons of market pulp annually.  The 100,000 metric tonnes of market pulp will be supplied to VCP, for its use in other facilities, on competitive terms under a long-term supply agreement. The Tres Lagoas project mill is expected to be completed in January 2009 and to have a capacity of 1,100,000 tons of market pulp per annum.

          Under the Exchange Agreement, International Paper is granted the right to construct, at its cost, up to two paper machines adjacent to, and integrated with, the Project Mill.  If International Paper exercises its right to build one or both paper machines adjacent to the Project Mill, (1) certain parcels of real property will be retained by International Paper upon which the paper machines and ancillary facilities will be constructed and (2) the paper machines will be supported by long-term supply agreements under which VCP will provide International Paper pulp on competitive terms and utilities and other services at rates based on VCP’s actual operating costs. The companies foresee the conclusion of the exchange of assets to be on February 1, 2007. See Item 5A “Operating Results – Recent Developments” and Item 10.C “Additional Information – Material Contracts.”

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

          Paper.  We produce paper for the domestic and international markets.  As part of our strategy for paper products, we have continued to increase the proportion of our sales of value-added products, such as coated, thermal and carbonless and other specialty papers, and to remain as a leading market share producer of these value-added paper products in the domestic market.  The percentage of our net sales of these value-added products in relation to our total net sales for paper in the Brazilian market was 47% in 2004, 49% for 2005 and 50% for 2006. In 2004, with the recovery of the domestic economy, we directed our sales volume growth to the domestic market.  In 2004 and 2006, the better scenario in the local market allowed us to increase our coated paper sales, but we lost market share due to the competition with imported products, as a consequence of the stronger foreign exchange rate.  In 2005, we continued to increase exports of uncoated papers despite the appreciation of the real against the U.S. dollar because the weak domestic market conditions lowered domestic demand and shifted our sales to the export market.  Our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume were 29% in 2004,  32% for 2005 and 28% for 2006.  While we increased our sales of coated papers in the last three years, we lost market share to imports in the coated paper domestic market, as the real appreciated during that years.  We intend to take advantage of the opportunity to recover our market share if the real depreciates or stabilizes against the U.S. dollar.

          We have sought to increase the proportion of our production of value-added paper products, which have higher margins, using various strategies:  (1) in the domestic market, we are focusing our efforts on the increase of the proportion of our product mix devoted to coated and chemical papers, targeting specific segments of the market; and (2) in the export market, we increased sales of uncoated papers, especially cut-size.  We have increased our total volume of pulp sales due to the completion of the Jacareí expansion.  And we will increase even more in 2007 period due to the additional volume from the debottlenecking of this new line.  Since the new production line started up in December 2002, we have benefited from our ability to produce larger volumes of pulp at fixed costs that have not grown proportionally and from lower transportation costs relative to other producers.  See “Item 4—Information on VCP—Business Overview—Our Business Strategy.”  We have also responded to the increased demand in the international market by increasing our U.S. dollar-denominated pulp exports.

          Asset Exchange Agreement with International Paper (“IP”)

The Asset Exchange Program will permit VCP to, beginning in January, 2009, use the Tres Lagoas Project Mill facility to expand its forest and mill production capacity to meet increased demand in the export market and, as a result, expand our presence in the international pulp market. These are components of our Business Strategy. See Items 4B-”Business Overview- Our Business Strategy” and Item 10C “Additional Information – Material Contracts”.

The exchange will result, on the other hand, effective February 1, 2007 in the loss of the 100,000 ton of market pulp and 355,000 ton paper production capacity of the Luiz Antonio mill from the Company’s total production facilities.  See Item 4D-”Business Overview- Property, Plant and Equipment”.  As a consequence, VCP’s ´production of both maket pulp and paper will decline effective with the above date, together with the resulting decline in revenue, EBITDA and net income attributable to the facility.  VCP management has concluded that the long-tem benefits of the asset exchange transaction are greater than the short and medium term costs.

          The following table shows a breakdown of our total exports in 2005 and in 2006 in terms of volume by geographic location:

	Year ended December 31, 2006				Year ended December 31, 2005

	Pulp		Paper		Pulp		Paper

	Thousands of Tons	% of Total	Thousands of Tons	% of Total	Thousands of Tons	% of Total	Thousands of Tons	% of Total

North America	77.1	9%	59.8	32%	76.0	10%	66.5	33%
Latin America (1)	—	—	51.5	27%	1.6	—	53.8	27%
Europe	508.5	61%	62.5	33%	474.5	60%	61.2	31%
Asia and Africa	246.6	30%	14.2	8%	234.9	30%	18.2	9%
Total Exports	832.2	100%	188.0	100%	787.0	100%	199.7	100%

(1)	Excluding Brazil.

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

In the first quarter of 2003, severe weather conditions reduced harvesting in the United States and resulted in reduced pulp production.  This factor, along with strong demand in China, reduced inventories and caused prices in the first quarter of 2003 to climb to US$ 570 per ton in the United States, US$ 540 per ton in Europe and US$ 510 per ton in Asia.  Due to seasonal factors, pulp prices declined moderately in the second half of 2003 to US$ 550 per ton in the United States, US$ 510 per ton in Europe and US$ 470 per ton in Asia by December 2003.  Pulp prices averaged US$ 507 per ton in 2003.  In the beginning of 2004, international pulp consumption was greater than expected, especially from China, where pulp was needed for new plants, causing price increases throughout all regions during the first half of the year.  At March 31, 2004, prices reached US$ 500 in Asia, US$ 520 in Europe and US$ 545 in the United States, and US$ 530, US$ 550 and US$ 585 respectively in June.  In the second semester of the year, the trend of pulp prices changed.  China took advantage of the combination of high initial inventories, accumulated in the first half of the year, and the seasonal low period to reduce its purchase volumes and resist rebuilding of inventories.  Also, European markets resist to paper prices increases.  The average price of pulp in 2004 was US$ 518 per ton.  As demand improved, international pulp prices began to increase in November 2004 and in January, March and April 2005, reaching US$ 570 per ton in Asia, US$ 600 per ton in Europe and US$ 635 per ton in the United States.  These prices remained stable during the second half of 2005, except in Asia where the price declined US$ 30 in August 2005. In 2006, prices began to increase again due to the healthy demand and capacity shutdown announcements in the northern hemisphere. Pulp prices increased in all regions during the year and in December 2006 they reached US$ 650 per ton in Asia, US$ 680 per ton in Europe and US$ 785 per ton in the United States.

           The average C&F (Cost and Freight) price per ton for our export sales of bleached eucalyptus market pulp over the last several years was US$ 579 in 2000, US$ 382 in 2001, US$ 389 in 2002, US$ 456 in 2003, US$ 462 per ton in 2004, and US$ 511 per ton in 2005.  In 2006, the average C&F price increased to US$ 559 per ton.

          Paper.  Our paper operations are affected primarily by demand for paper in Brazil and by Brazilian economic conditions and, to a lesser extent, international paper prices.  Prices for printing and writing papers are generally linked to international prices.  In the second half of 2002, the devaluation of the real and the resulting increase in export volumes, especially for cut-size paper, created a shortage of paper in the domestic market and average prices increased by approximately 35% in reais, which partially offset the significant devaluation of the real.  In 2003, the real appreciated 22% against the U.S. dollar, but domestic paper prices remained fairly stable, resulting in higher prices in U.S. dollars.  In 2004, the real appreciated 9% against the U.S. dollar and the domestic market improved with the expectation of lower interest rates in Brazil, combined with a better scenario in the international markets.  As a result, domestic paper average prices increased an average of 8% in U.S. dollars, in 2004 compared to 2003.  In 2005, the real appreciated 13% against the U.S. dollar but the domestic market was weaker than expected, and this was combined with a weaker scenario in the international markets.  However, domestic average prices were almost stable in reais.  As a result, domestic paper average prices increased an average of 13% in U.S. dollars in 2005, as compared to 2004.  The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to global demand and production and fluctuations in pulp prices.  During 2005 paper prices in the European and North American markets had not increased to match the increases in pulp prices, since the fourth quarter of 2004.  Therefore, margins for paper prices have continued to be low in those markets. The first half of 2006 was marked by capacity adjustments and shutdowns, combined with a continuous expansion in global demand, which also improved the international scenario for paper.  For uncoated woodfree papers, international prices climbed 15% in the first six months of 2006, but declined approximately 5% in the last quarter of the year. This improvement in international scenario for paper brought prospects of future new price increases.

          In response to the cyclical nature of the paper market, we have increased our production of value-added paper products, such as coated, thermal and carbonless papers, which are less sensitive to cyclical price variations.

Costs and operating expenses

          Our principal costs of production are incurred in reais and consist of raw materials (primarily wood and chemicals), labor and depreciation.  In the last three years, our cost has increased significantly when expressed in U.S. dollars as a result of the appreciation of the real, pressuring our U.S. dollars margins.  Our business is capital intensive and a portion of our costs is fixed.  We seek to maintain high capacity utilization rates to benefit from economies of scale and production efficiencies resulting from the operation of large, efficient production facilities and machines.  As a percentage of net sales, selling and marketing expenses were 12% in 2004, 12% in 2005 and 10% in 2006.  The increase of 3% in the export volumes and higher freight costs in 2006 has not resulted in higher selling and marketing expenses because they were offset by other efforts related to our cost reduction program.  We generally pay up to 10% of the FOB price to export and shipping agents, which varies by geographic region and responsibilities. General and administrative expenses as a percentage of net sales were 4% in 2004, 5% in 2005 and 2006.

Financial income

          We derive financial income from several sources, including interest on cash and cash equivalents.  Since January 1, 2001, we have derived financial income from accessing low-cost foreign-currency financing and investing the proceeds in higher-yielding Brazilian financial instruments.  The unrealized gains from cross-currency interest-rate swap contracts are recorded at fair market value on our balance sheet as a liability and in our statement of income as “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.”  We enter into these arrangements to reduce our exposure resulting from a possible devaluation of the real in relation to the U.S. dollar because a high proportion of our debt is denominated in U.S. dollars.  See “—Brazilian economic environment” and “—Liquidity and capital resources—Debt.”

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

          Revenue recognition and accounts receivable

          We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers.  Revenue is recorded net of sales returns of US$ 10 million in 2006 (US$ 7 million in 2005 and US$ 6 million in 2004).  Our customers that purchase on credit agree to payment terms that effectively include finance charges.  The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price.  The finance charges are recognized over the payment period and are included in financial income.  Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

          Paper - domestic market:  Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program.  Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted.  Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer’s carrier (Incoterms FOB) or premises (Incoterms CIF).  Sales through our vendor program are made to certain of our pre-qualifying domestic customers, and represented approximately 22% of our domestic sales in 2006 (2005 - 22%; 2004 - 21%).  Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product.  We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 360 days.

          We estimate that for 2006, 2005 and 2004, an average of approximately 3% of our total number of regular domestic customers (approximately 22%, 22% and 21%, respectively, of total domestic sales value) obtained our guarantee for their loans.

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

          Pulp - domestic market: sales are primarily under credit terms which do not exceed 30 days. Revenue recognition is consistent with that applied to paper sales. In 2006 none of our customers qualified for sales through our vendor program (2005 - none; 2004 - none).

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

          Allowance for doubtful accounts

          The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses; no adjustment is made to net sales revenue.  Our accounting policy for establishing the allowance for doubtful accounts reserve is summarized as follows:

•

all overdue invoices over R$100,000 (equivalent to US$46,772 at the December 31, 2006 exchange rate) are individually analyzed by our accounting department, in connection with the legal, collection and credit departments, in order to measure the amount of the probable expected losses, and, consequently, to determine the allowance for doubtful accounts to be recorded; and

•

overdue invoices of less than R$100,000 are reviewed by our collection and credit department in order to identify probable losses to be recorded based on our knowledge of the customer’s credit history and current situation.

          Impairment of investments and intangible assets

          We acquired 28.0% of the voting capital and 12.4% of the total capital of Aracruz on October 3, 2001, for US$ 370 million, generating goodwill on our portion of the underlying fair value of the net assets of US$ 155 million.  Financial Accounting Standards Board Statement, or SFAS No. 142, “Goodwill and Other Intangible Assets,” was applied in connection with our acquisition, and no amortization of the goodwill generated as a result of this acquisition has been recorded.

          Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investment in Common Stock,” requires us to determine if, among other factors, a decrease in market value is other than a temporary impairment.  As the quoted market price of the investee’s publicly traded stock during 2002 was consistently quoted below book value, a one-off impairment provision was recorded in 2002 based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002.  The impairment charge of US$ 136 million (gross of deferred income tax effects of US$ 46 million) was taken directly as a charge to income (“Equity loss of investee”).  The deferred tax effect of US$ 34 million is included in “Deferred income tax benefit.”  At December 29, 2006, the Aracruz ADR was quoted at US$ 61.24. Considering the market price for the Aracruz ADR today, there would be no impairment provision since it is above the acquisition price of approximately US$29 per ADR of Aracruz.

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

          Tax contingencies

          We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes that we do not believe are due.  When tax obligations are clearly established by current legislation, even though we are contesting the tax and may not have settled amounts allegedly due, we fully provide for the obligation and related charges.  As discussed in note 15 to our audited consolidated financial statements at and for the year ended December 31, 2006, in the case of tax assessments or other contingent liabilities, we have accrued our estimate of the costs for the resolution of these claims when we consider loss of our claim to be probable.  The tax contingencies and obligations which are being disputed relate primarily to value-added sales and excise taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions.  These estimates have been developed in consultation with outside legal counsel handling our defense in these matters and were based upon an analysis of potential results.

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

          Fair value of financial instrument - put option

          Written put and call options were established in separate agreements (subsequently amended) at the time of the acquisition of the Ripasa shares, which originally provided a Ripasa minority shareholder, the Zarzur family with an option to require Ripasa (later amended to be VCP and Suzano) to repurchase their shares at any time, provided that the shares be free of any encumbrances by the exercise date, during the five year period ending March , for the reais equivalent, at that date, of US$ 80 million (our portion) plus interest from March 31, 2005 (on December 31, 2006, that amount, including interest, totaled US$ 133 million (our portion)).Thereafter, for a twelve-month period, VCP and Suzano will have a call option ending March 2011 which if exercised would require the shares to be redeemed for the same amount.

          Following the corporate restructuring, the separate agreement dated November 10, 2004 which established the Suzano and VCP call options and the put option of certain former minority shareholders of Ripasa, were modified to substitute the Ripasa shares for shares in VCP and Suzano as those former Ripasa minority shareholders had exchanged their shares for shares in VCP and Suzano. Accordingly, VCP has a call option to acquire 3,124,139 of its own non-redeemable preferred shares during a twelve-month period starting on March 31, 2010, for the reais equivalent, at that date, of US$ 80 million (our portion) plus interest from March 31, 2005 (on December 31, 2006, that amount, including interest, totaled US$ 133 million (our portion)). The former shareholders of Ripasa, now shareholders of VCP, who are party to the agreement, have a put option which may require VCP to acquire all their non-redeemable preferred shares during a period of five years through March 31, 2010.

          These instruments meet the derivative definition in FAS 133 and the put option and the call option should be initially recognized at fair value, with subsequent fair value changes recognized in the statement of income for the period.

          The shares owned by the Zarzur family have been subject to encumbrances under a legal order filed by the Brazilian Central Bank as collateral in a bank liquidation process and cannot be sold. The rights to exercise the option cannot be transferred to a third party without the previous written consent of the other parties to the agreement.  Therefore, the put option is not currently exercisable and based on management’s assessment (supported by a position of legal counsel) and it is not probable that the options will become exercisable prior to expiration.

          In conclusion, VCP is recording the put option at fair value as a liability as of May 2006. The call option is deemed out of the money; therefore, it would not require the recognition of an asset at inception. As the VCP shares held by the former Ripasa minority shareholders party to the agreement are subject to liens and encumbrances under legal proceedings which are not expected to be released prior to the expiration of the put/call options, the fair value of the derivative instruments, is not material to company’s financial statements as of December 31, 2006. This legal determination will be re-evaluated at each balance sheet date and the financial instrument marked-to-market.

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

          The table below shows the Brazilian general price inflation (according to the IGP-DI), devaluation of the real against the U.S. dollar and the period-end exchange rate and average exchange rates for the periods shown:

	Year ended December 31,

	2006		2005		2004		2003		2002

Inflation (IGP-DI)		4%		1%		12%		8%		26%
Devaluation (appreciation) of the real vs. U.S. dollar		(9)%		(13)%		(9)%		(22)%		34%
Year/period-end exchange rate—US$1.00(1)	R$	2.14	R$	2.34	R$	2.65	R$	2.89	R$	3.53
Average (daily-weighted) exchange rate(1) US$1.00	R$	2.18	R$	2.44	R$	2.93	R$	3.08	R$	2.92

(1)	The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.

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

          Although we present our financial statements in U.S. dollars, our functional currency is the real. The devaluation has had the following additional effects on our results of operations:

•

the translation effects of our U.S. dollar transactions (cash, cash equivalents, held-to-maturity investments, loans and the unrealized gains and losses from cross-currency interest rate swap contracts, among others) are recorded in our statements of income.  In 2004, we recorded a net foreign exchange gain of US$12 million. In 2005 and 2006, we recorded a net foreign exchange loss of US$5 million and US$4 million, respectively.

•

our non-monetary assets, primarily inventories and property, plant and equipment, are translated to U.S. dollars at the period-end exchange rates.  Any depreciation of the real against the U.S. dollar will be reflected as a charge directly to shareholders’ equity, including the decrease in book value of property, plant and equipment in reais when translated to U.S. dollars.  These currency translation effects are beyond our management’s control.  Accordingly, in our statement of changes in shareholders’ equity for 2004, we recorded a translation gain of US$114 million directly to shareholder’s equity, without affecting net income, reflecting the 9% appreciation of the real against the U.S. dollar.  In 2005, we recorded a translation gain of US$180 million to reflect the 13% appreciation of the real against the U.S. dollar.  In 2006, we recorded a translation gain of US$142 million to reflect the 9% appreciation of the real against U.S. dollar.

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

          The exchange rate variations have had the following additional effects on our results of operations:

•

In 2004, the Brazilian currency appreciated 9% in relation to the U.S. dollar, causing an increase in our production costs when expressed in U.S. dollars and also negatively impacted our exports, which represented 49% of our total net revenues in that year.

•

In 2005, the Brazilian currency appreciated a further 13% in relation to the U.S. dollar, causing an additional increase in our production costs when expressed in U.S. dollars and also negatively impacted our exports, which represented 50% of our total net revenues in that year.

•

In 2006, the Brazilian currency appreciated 9% in relation to the U.S. dollar, causing an increase in our production costs when expressed in U.S. dollars and also negatively impacted our exports, which represented 48% of our total revenues in that year.

•

Because the price of pulp in Brazil traditionally has followed the international price of pulp in U.S. dollars, the price in reais increases for sales to the domestic market when the real devalues against the U.S. dollar, and decreases when the real appreciates against the U.S. dollar, reducing revenues.

•

Because our costs and operating expenses are generally in reais, the devaluation had the effect of decreasing these costs when reported in U.S. dollars in 2001 and 2002, while in 2003, 2004, 2005 and in 2006 the appreciation of the real resulted in the increase of these costs when reported in U.S. dollars.

          The devaluation of the real impacts the amount of dividends or interest on equity available for distribution to our shareholders when measured in U.S. dollars.  Amounts of dividends or interest on equity reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar.  In addition, the devaluation of the real creates foreign exchange gains and losses, which are included in the results of operations determined under Brazilian GAAP and which affect the amount of unappropriated earnings available for distribution.  In 2006 on a consolidated basis, we and our subsidiaries recorded under Brazilian GAAP foreign exchange and monetary gains (including gains from foreign currency swaps) of R$ 44 million (equivalent to US$ 20 million) compared to gains of R$ 327 million (equivalent to US$ 140 million) in 2005 and gains of R$ 190 million in 2004 (equivalent to US$ 65 million).  On December 3, 2003 we changed our dividend policy.  For further information on the new policy, see “—Dividend Policy.”

          We have entered into financial instruments to mitigate the effects of foreign exchange variations on our U.S. dollar-denominated debt.  We believe entering into these financial instruments partially protected our net assets from the significant devaluations of the real in 1999 and 2002.  We entered into cross-currency interest rate swap contracts to offset losses generated by our U.S. dollar-denominated loans.  These contracts have protected us from the significant losses that would otherwise have been charged to income at the time of the devaluation. In 2004, we recorded a net foreign exchange gain of US$ 12 million. In 2005, we recorded a net foreign exchange loss of US$ 5 million. In 2006, we recorded a net foreign exchange loss of US$ 4 million.  See “—Liquidity and Capital Resources—Capital Expenditures.”

          Effects of International Crises on the Brazilian Economy.  International crises have adversely impacted the Brazilian economy from time to time.  For example, the 1997 Asian crisis and the 1998 Russian crisis contributed to the need for the Central Bank to devalue the real in the beginning of 1999.  In 2000, Brazilian financial markets were negatively affected by volatility on the U.S. Nasdaq markets and the decline in value in the technology sector.  In 2001, the Brazilian economy was negatively affected by the country’s energy crisis, the Argentine political and economic crisis and the terrorist attacks in the United States on September 11, 2001.  In 2002, the Brazilian economy was negatively affected by uncertainties caused by the country’s elections, the political and economic uncertainties in other emerging markets and the threat of war in Iraq.  In 2003, due to the macroeconomic situation and political and economic measures of the new Brazilian government, the financial market has been more confident in Brazil’s economic performance, reflected by a considerable decline in Brazil’s sovereign risk and the appreciation of real against the U.S. dollar.  In 2004, Brazil’s economic and political environment was more stable than in 2003, which lead to significant increase in the country’s GDP and a positive impact in the financial market.  The appreciation of the euro against the U.S. dollar also benefited Brazilian paper producers in the European printing and writing paper markets.  In 2005 and 2006, we faced a stable global economic environment and surplus of external accounts, which led to a positive impact in the financial market, reducing the country’s sovereign risk and strengthening the real against the U.S. dollar.

A.     Operating Results

Recent Developments

          On January 2, 2007, VCP created a new subsidiary LA Celulose e Papel Ltda. (“LA”) as part of the asset exchange agreement with International Paper. This wholly-owned subsidiary has no significant assets or liabilities.On January 2, 2007, VCP transferred to LA the assets of the Luiz Antonio mill and related forests. On February 1, 2007, VCP will transfer LA to International Paper and receive Chamflora (currently an International Paper subsidiary) in exchange. Chamflora has contracted an internationally recognized engineering and construction company, Poyry, on an EPC Engineering, Procurement and Construction, or EPC, basis to build the Três Lagoas mill as a turn-key project. Chamflora has already paid Poyry for the EPC, which has in turn transferred to a commercial bank acting as the Trustee Bank (“Trustee”) the corresponding funding of this project. These resources have been and will continue to be disbursed by the Trustee in accordance with the physical construction schedule of the project, which also contemplates the orders with third parties to supply equipment and services being rendered in Três Lagoas to Chamflora. Chamflora is accounting for these EPC disbursements as a “Construction in Progress”. Upon the completion of the construction and start-up of the mill, these costs will be transferred to the appropriate fixed assets accounts. See Item 4C “Organizational Structure” and Item 10.C “Additional Information – Material Contracts.”

Results of operations

          The following table sets forth certain items derived from our statements of income for the periods indicated:

	Year ended December 31,

	2006		2005		2004

	(US$ in millions)
Net sales	US$	1,317	US$	1,130	US$	1,010
Cost of sales		(813)		(654)		(518)

Gross profit		504		476		492
Selling and marketing expenses		(136)		(138)		(121)
General and administrative expenses		(63)		(55)		(40)
Other operating expenses, net		(20)		(36)		(6)

Operating profit	US$	285	US$	247	US$	325

          The following table sets forth certain items derived from our statements of income as a percentage of net sales for the years indicated (certain totals may not add due to rounding):

	Year ended December 31,

	2006	2005	2004

Net sales	100%	100%	100%
Cost of sales	(62)	(58)	(51)

Gross margin	38	42	49
Selling and marketing expenses	(10)	(12)	(12)
General and administrative expenses and other operating expense, net	(6)	(8)	(5)

Operating profit	22	22	32
Financial income	13	7	4
Financial expenses	(11)	(11)	(7)
Foreign exchange gains (losses) and unrealized gains (losses) on swap, net	(4)	—	1
Income tax benefit (expenses)	(4)	1	(4)
Equity in earnings of affiliates	6	5	3
Net income	28%	23%	30%

          We operate in two business segments:  pulp and paper, which together account for 100% of our sales.  The following table sets forth, by reportable segment, our net sales as determined in accordance with U.S. GAAP:

	Year ended December 31,

	2006		2005		2004

Pulp:
Volumes (in tons)
Domestic		109,683		80,007		80,068
Export		832,121		786,944		764,363
Total		941,804		866,951		844,431
Average prices (U.S. dollars per ton)
Domestic	US$	500	US$	464	US$	423
Export		559		511		462
Net sales (in thousands of US$)
Domestic		54,884		37,107		33,866
Export		465,033		402,372		353,143

Total	US$	519,916	US$	439,479	US$	387,009
Paper:
Volumes (in tons)
Domestic
Uncoated printing and writing		245,179		207,919		224,778
Coated printing and writing		126,213		123,515		113,397
Chemical / Special		110,162		94,434		96,944
Export
Uncoated printing and writing		169,806		179,563		166,163
Coated printing and writing		17,839		19,861		13,275
Chemical / Special		395		284

Total		669,594		625,576		614,648
Average prices (in US$ per ton)
Domestic		1,308		1,238		1,098
Export		888		818
Net sales (in thousands of US$)
Domestic	US$	629,950	US$	527,386	US$	477,767
Export		166,988		163,392		145,054
Total	US$	796,938	US$	690,778	US$	622,821
Combined:
Volumes (in tons)
Domestic		591,237		505,875		515,187
Export		1,020,161		986,652		943,892
Total		1,611,398		1,492,527		1,459,079
Average prices (in US$ per ton)
Domestic	US$	1,158	US$	1,116	US$	99
Export		619		573		528
Net sales (in thousands of US$)
Domestic		684,833		564,493		511,633
Export		632,021		565,764		498,197

Total	US$	1,316,854	US$	1,130,257	US$	1,009,830

Year ended December 31, 2006 compared to year ended December 31, 2005

          Introduction

          In 2006, we continued to face favorable conditions for pulp driven by reduced supply mainly in North America and by higher demand mainly from Asia. As a result pulp prices increased throughout the year above our initial expectations. On the paper side, international prices recovered mainly driven by supply discipline in North America allowing for better margins for the global producers. In Brazil the paper demand improved because of higher local consumption, increased orders from the educational program of the Federal government, better demand from notebooks’ exporters, elections and the World Cup. On the other hand the stronger exchange rate reduced export margins and forced local paper producers to shift exports to the local market increasing supply and competition in this market. The Real continued to appreciate averaging R$ 2.18 to US$ 1.00 in 2006 compared to R$ 2.44 to US$ 1.00 for 2005.

          Net sales

          Net sales increased by 17% to US$ 1,317 million in 2006 from US$ 1,130 million in 2005, with an increase in both sales and prices of all products, especially in the local market.  This increase was attributable to higher efficiency in production mainly of pulp through the debottlenecking at the Jacareí unit and to higher paper sales derived from the volumes resold from the Americana unit (Ripasa) since September 1, 2006. On the price side international pulp and paper prices went up while local prices increased in U.S. dollars due to the exchange rate appreciation. Sales volume increased by 8% to 1,611,398 tons in 2006 from 1,492,527 tons in 2005.  Approximately 52% of our net sales in 2006 were made in the domestic market compared to 50% in 2005. Our revenue mix in 2006 was 61% for paper and 39% for pulp compared to 61% and 39%, respectively, in 2005.

          Pulp.  In the pulp segment, sales volume increased by 9% to 941,804 tons in 2006 from 866,951 tons in 2005.  The increase in volume was due to greater market pulp production as a result of the capacity debottlenecking at the Jacareí mill, new volumes from the resale of Americana mill products and also due to favorable market conditions.  Net sales attributable to pulp increased by 18% to US$ 520 million in 2006 from US$ 439 million in 2005.  This increase was due to the additional sales volume and to the 9% higher average prices of pulp.

          Pulp exports constituted 89% and 88% of revenues and sales volume, respectively, of pulp in 2006 compared to 92% and 91% in 2005. In the domestic market, the volume of pulp sold increased 37% to 109,683 tons compared to the same period in 2005.  Revenues from domestic pulp sales represented 11% of the total pulp net revenues in 2006 and increased by 48% in 2006 to US$ 55 million from US$ 37 million in 2005.  This increase was mainly due to the additional volumes of the Americana mill and higher domestic prices in U.S. dollars in the local market, the prices of which follow international markets.

          Paper.  In the paper segment, total volumes increased by 7% in 2006, driven by higher sales volume in the local market that grew 13%.  Export volumes decreased by 6% in 2006 compared to 2005, mainly due to the shift of uncoated printing and writing paper exports to the local market driven by the lower exchange rate and better local demand.  Net sales attributable to paper increased by 15% to US$ 797 million in 2006, from US$ 691 million in 2005, boosted by an 8% increase in the average price of paper.  The domestic market accounted for 79% of paper revenues in 2006 compared to 76% in 2005.

          Cost of sales

          Cost of sales increased by 24% to US$ 813 million in 2006 from US$ 654 million in 2005.  This increase was mostly due to the negative impact of a stronger real on our costs denominated in reais, increase in the depreciation rate related to the revaluation of the estimated useful lives of our machinery, equipment and installations from 25 to 18 years and three months, increase in labor costs, higher production volumes and higher costs related to the purchase and resale of the products from the Americana mill.  These variations were partially offset by productivity gains and cost savings.  The increase in labor costs was due to wage increases under our collective bargaining agreements negotiated in October 2005 and October 2006.  For the same reasons, the cost per unit sold increased by 15% in 2006 as compared to 2005.

           Our gross margin decreased to 38% in 2006 compared to 42% in 2005 mainly due to the increase in the cost per unit sold, partially offset by higher average prices.

          Selling and marketing expenses

          Sales expenses decreased by 1% to US$ 136 million in 2006, equivalent to 10% of net revenue, compared to US$ 138 million in 2005, equivalent to 12% of net revenue.  This decrease resulted mainly from the reduction of logistic expenses and a better sales mix in the domestic market.

          General and administrative expenses

          General and administrative expenses increased by 15% to US$ 63 million in 2006 from US$ 55 million in 2005.  The increase was mainly attributable to the negative effect of the appreciation of the real on our expenses denominated in local currency, in addition to increases in wages and partially offsetting fixed cost reductions. As a percentage of net sales, general and administrative expenses remained stable at 5% in 2006 and 2005.

          Operating profit

          Operating profit increased by 15% to US$ 285 million in 2006 from US$ 247 million in 2005.  This increase was primarily due to higher production volumes and sales prices, productivity gains, fixed and variable cost reductions and lower provisions which were partially offset by the negative effect of the stronger exchange rate on local denominated costs and by the higher depreciation rate.

          Pulp (including intersegment transactions at market values).  Operating profit attributable to pulp increased by 23% to US$ 181 million in 2006 from US$ 147 million in 2005.  This increase was primarily due to higher production volumes which were 9% up compared to 2005 and higher sales prices which increased 9% over 2005.

          Paper (including intersegment transactions at market values).  Operating profit attributable to paper increased by 4% to US$ 104 million in 2006 from US$ 100 million in 2005.  This increase was primarily due to 7% higher sales volume and 8% higher sales price, mainly in the domestic market.

          Financial income

          Financial income increased by 110% to US$ 166 million from US$ 79 million in 2005.  The increase is primarily due to the reversal of US$ 43 million related to the PIS/COFINS tax provisions on financial income, higher investments in local currency derived from positive net cash generation and the positive effect of the appreciation of the real.  The PIS/COFINS rate is a social contribution on revenues and the reversal of the provision was due to a favorable decision by the court on VCP’s claims that the tax should not be extended to revenues other than billings.

          We use derivative instruments to mitigate the effects of volatility of interest rates on U.S. dollar-denominated borrowings (principally export credits) and local interest rates available on real-denominated investments and recorded an increased gain in 2006 on these transactions compared with 2005.  The amount we earned from these transactions was recorded as financial income.

          Financial expenses

          Financial expenses increased to US$148 million in 2006 from US$ 119 million in 2005.  The increase was primarily due to higher indebtedness and higher international interest rates (principally LIBOR).  The increase was partially offset by the renegotiation of approximately US$ 1 billion debt with lower spread over LIBOR after the “investment grade” rating granted to VCP by Standard and Poor’s in the first quarter of 2006.

          Foreign exchange gains (losses) and unrealized gains (losses) on swap, net

          Foreign exchange losses amounted US$ 4 million in 2006 from US$ 5 million in 2005.  This result was primarily due to the appreciation of the real against the U.S. dollar and the fair-value adjustments on swap contracts.  The gains (losses) recorded on foreign-currency based transactions, which are mainly U.S. dollar-denominated debt or gains (losses) from cross-currency interest rate swap contracts, are translated to U.S. dollars and reported in our statement of income.

          Income tax expense

          In 2006, we recorded an income tax expense of US$ 4 million compared to an income tax benefit of US$ 8 million in 2005.  The effective tax rate was (4)% in 2005 to 1% in 2006. This increase primarily arose from the higher pre-tax profit and was partially offset by the deductibility of a charge for interest attributed to capital (a tax deductible distribution similar to a dividend), difference in foreign income tax rates and higher depreciation expense.

          Equity in earnings of affiliates

          The equity in earnings of affiliates increased to US$ 77 million from US$ 54 million in 2005.  This increase was due to our share in the higher earnings of our investees mainly in Ripasa Celulose e Papel S.A.which generated earnings of US$ 19 million.

          Net income

          As a result of the foregoing, net income increased by 41% to US$ 372 million in 2006 compared to US$ 264 million in 2005.

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

          Paper (including intersegment transactions at market values).  Operating profit attributable to paper decreased by 31% to US$ 100 million in 2005 from US$ 145 million in 2004.  This decrease was primarily due to higher production costs in U.S. dollars, partially offset by a 9% increase in the average price of paper and 2% higher volumes.

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

          At December 31, 2006, our cash and cash equivalents (which exclude investments held to maturity, available for sale securities and unrealized gains from swaps) increased to US$ 405 million primarily due to the cash generated in our operation and the increase in long-term loans.  These sources were partially offset by the additional payment to Ripasa’s minority preferred shareholders, capital investments made, particularly in forestry assets, as well as the increase in working capital due to higher level of sales in 2006. Cash and cash equivalents of US$ 261 million in 2005 was increased primarily due to the cash generated in our operations and the increase in long-term loans. These sources were partially offset by the payment for the acquisition of a 23% stake in Ripasa, capital investments made as well as the increase in working capital.

          At December 31, 2006, we had approximately US$ 325 million (of a total of US$ 770 million) in deposits and investments with our affiliate, Banco Votorantim S.A., and US$ 91 million (of a total of US$ 93 million) in unrealized loss from cross-currency interest rate swap contracts with Banco Votorantim S.A. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” and note 13 to our financial statements.

          At December 31, 2005, our cash, cash equivalents and available for sale securities (current portion) were US$ 707 million, of which US$ 155 million were denominated in U.S. dollars and the remainder in reais. At December 31, 2006, our cash, cash equivalents and available for sale securities (current portion) were US$ 770 million, of which US$ 722 million were denominated in reais.

          At December 31, 2005, our balance sheet presented a working capital balance of US$ 719 million.  At December 31, 2006, our balance sheet presented a working capital balance of US$ 567 million.  We do not expect to have any difficulty in meeting our short-term obligations.

          Sources of funds

          Operating activities provided net cash flows of US$ 382 million in 2006 compared to US$ 234 million in 2005 and US$277 million in 2004.

          Financing activities, which include short-term and long-term secured and unsecured borrowings and debt repayments, generated negative net cash flow of US$ 107 million in 2006, net cash flows of US$ 505 million in 2005, compared to negative net cash flow of US$ 258 million generated in 2004.

          At December 31, 2003, our debt was US$ 1,146 million (of which US$ 479 million had short-term maturities).  At December 31, 2004 our debt was US$ 945 million.  The long-term position amounted to 60% in 2004 compared to 58% in 2003.  Approximately 83% of the debt was denominated in foreign currencies.  At December 31, 2004, we had net debt (total long- and short-term financing less cash position and held-to-maturity investments) of US$ 469 million compared to net debt of US$ 502 million at December 31, 2003, as a result of strong cash generation during the period partially offset by disbursements for the expansion of the plant.

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

          At December 31, 2006, our debt was US$ 1,541 million of this amount, long-term debt represented 73% (excluding current portion) in 2006 compared to 86% in 2005. Approximately 90% of the debt was denominated in foreign currencies. At December 31, 2006, we had net debt (total long- and short-term financing less cash position and held-to-maturity or available for sale investments) of US$864 million which basically remained flat compared to net debt of US$866 million posted at December 31, 2005.

           In 2004, we continued to try to maintain a low exposure to U.S. dollar liabilities.  At December 31, 2003, our net exposure to U.S. dollar liabilities was a negative amount of US$ 47 million.  At December 31, 2004, our net exposure to U.S. dollar liabilities was US$ 8 million, which means that our assets in foreign currency were lower than our liabilities because we were underhedged.  In 2005, taking advantage of the decreasing Brazil’s Sovereign Risk and exchange rate, we changed our hedge policy and increase our exposure limit to foreign currency liabilities up to 10 months of exports.  At December 31, 2005, our net exposure to U.S. dollar liabilities was US$ 273 million. At December 31, 2006, we had increased our net exposure to U.S. dollar liabilities to US$833 million.

Uses of funds

          Investing activities, including production capacity increases in Jacareí and Luiz Antônio mills, the development of forestry assets (land acquisition, planting and forest maintenance) and other capital expenditures represented a net cash used in investing activities of US$ 170 million in 2004, US$ 626 million in 2005 and US$ 113 million in 2006.  The increase in 2005 is mainly explained by the acquisition of a 23% stake in Ripasa (US$ 275 million) and the purchase of available for sale securities (US$ 110 million). In 2006, we acquired an additional interest from the minority shareholders of Ripasa totaling US$ 36 million.

          Our significant uses of cash included the repayment of our debt totaling US$ 588 million in 2004 and US$ 363 million in 2005. In 2006, repayment of debt totaled US$ 355 million.

Debt

           At December 31, 2006, our total debt was US$ 1,541 million, consisting of US$ 412 million in short-term debt (27% of total debt), including the current portion of long-term debt and represented an increase of US$ 45 million on the debt recorded at December 31, 2005.  At December 31, 2005, our total debt was US$ 1,496 million, consisting of US$ 211 million in short-term debt (14% of total debt), including the current portion of long-term debt and represented an increase of US$ 551 million on the debt recorded at December 31, 2004.

          Most of our U.S. dollar-denominated borrowings are either advances made in respect of our export sales or international bank loans, which have lower interest rates compared to domestic financings.  For our expansion projects, we also use long-term financing in reais from BNDES. In 2005 and 2006 our total financing with BNDES remained constant at US$ 185 million out of which US$ 140 million and US$ 145 million in 2006 and 2005, respectively represented the long-term financing, US$ 5 million lower than the amount at December 31, 2005.

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

          We act as guarantor, together with other members of the Votorantim group, for up to US$ 150 million of obligations of Votorantrade N.V. under a US$ 300 million export finance agreement between VCP Exportadora and Votorantrade N.V., as borrower, dated as of November 29, 2001.  As part of an amendment executed on April 26, 2004, VCP Trading N.V. assumed half of the US$ 300 million debt that was previously held by Votorantrade N.V.  However, VCP Exportadora and VCP’s financial obligations under such agreement were not amended. This export financing matured in November 2006.

          Our long-term debt also consists of export credits and import credits with a number of financial institutions.  The lines of credit with respect to export credits generally mature within 24 to 60 months.  Upon shipment, the export credits are associated with that specific, identifiable shipment.  The export credits are repaid with the proceeds of the export receipts from the specific shipment. The total amount of outstanding export credits was US$ 873 million and US$ 936 million at December 31, 2006 and 2005, respectively. The export credits bear annual interest of LIBOR plus varying spread above LIBOR based upon individual pre-export borrowing agreements. The export credits bore annual interest of LIBOR plus 0.67% and LIBOR plus 1.49% at December 31, 2006 and 2005, respectively.  At December 31, 2006 and 2005, there was no outstanding amount of import credits. See notes 12(a) and 12(b) to our financial statements.

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

          As of December 31, 2006, VCP’s outstanding guarantees from international capital markets issues by Voto-Votorantim III and Voto-Votorantim IV were as follows:

Primary obligor / Issue date	Obligations	Outstanding guarantee amount at December 31, 2006	Date of Expiration of guarantee	Beneficiary

Voto-Votorantim III /January 23, 2004	US$ 300 million notes issuance	US$ 45 million	January 23, 2014	Noteholders and the trustee
Voto-Votorantim IV / June 24, 2005	US$ 400 million notes issuance	US$ 200 million	June 24, 2020	Noteholders and the trustee

Total		US$ 245 million

Note: The guarantees provided by us are in favor of VCP only

          During the period of July through September 2006, VCP concluded the refinancing of significantly all of its outstanding export prepayment loans pursuant to a liability management program. See note 12(a) to our financial statements. As a result, the interest rate on the outstanding loans was reduced from an average of LIBOR plus 1.75% to LIBOR plus 0.57% p.a., thereby resulting in a prospective reduction in interest expense of about US$ 10.6 million per annum. Furthermore, the re-financing limited the maximum annual amortization on all loans to US$ 123 million during the remaining loan period..

          BNDES, the parent of BNDESPAR, one of our principal shareholders, has been an important source of debt financing.  At December 31, 2006, the BNDES loans totaled US$ 185 million related to the capacity increase projects, all of which are denominated in reais.  The BNDES loans are secured by liens on property, plant and equipment, and a lien on certain land, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group.  The majority of our loans with BNDES bear interest at 3.0% to 4.5% per annum on the principal amount and are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor.  The remaining BNDES loans are indexed by the UMBNDES which is a weighted average exchange variation on a basket of currencies, predominantly U.S. dollars, held by BNDES.  At December 31, 2006, the TJLP was fixed at 6.85% per year, and during 2006 averaged 7.88% per year. In the first quarter of 2007 the TJLP was reduced to 6.50% per year.

          At December 31, 2006, the amount of our short-term debt (including current portion of our long-term debt) was US$ 412 million.  At December 31, 2006, the amount of maturities of our long-term debt excluding current portion was as follows:

Year	Amount

(US$ in millions)
2007	81
2008	83
2009	92
2010	295
2011	201
2012 and thereafter	377

Total	1,129

          At December 31, 2006, all of our short-term debt related to trade financing was secured.  At December 31, 2006, the outstanding amount of that short-term debt was US$ 242 million, with a weighted average interest rate of 5.5%, compared to US$ 132 million at December 31, 2005, with a weighted average interest rate of 4.6%.

Capital expenditures

          During 2006, we invested US$ 248 million in capital expenditures, representing an increase of 0.4% from the US$ 247 million invested in 2005, and 13.8% higher than the amount invested in 2004 of US$ 218 million. Of this amount, US$ 116 million was spent on forestry assets (land acquisition, planting and forest maintenance), and the remaining US$ 132 million was invested in the expansion, modernization and sustaining of our plants.

Commitments and contingencies

          We are subject to numerous commitments and contingencies with respect to tax, labor and other claims.  See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Matters,” and note 15 to our audited consolidated financial statements and discussions on our critical accounting policies.

          The significant contractual obligations and commitments that affect our liquidity are short-term debt, long-term debt, take-or-pay contracts, leases and capital expenditures.

          At December 31, 2006, we had made provisions in the amount of US$ 152 million, for civil, labor and tax legal proceedings, in long-term liabilities, compared to US$ 172 million in 2005.  We have made judicial escrow deposits under the custodianship of a court held under our name (included in “Other assets—other” in our balance sheet) in the amount of US$ 97 million at December 31, 2006 for certain proceedings.  The position of such provisions for tax and other litigation and deposits is as follows:

	2006		2005

	Deposits	Provisions	Deposits	Provisions

Tax-related	92	133	83	157
Civil-related	—	6	—	4
Labor-related	5	13	4	11
Total	97	152	87	172

          We are one of the guarantors, together with other companies of the Votorantim group, of the US$ 300 million notes issued by Voto-Votorantim III and the US$ 400 million issued by Voto-Votorantim IV.  At December 31, 2006, we had loans outstanding totaling US$ 245 million.  For additional information on our commitments and contingencies, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” and note 15 (d)to our audited consolidated financial statements.

          The following is a summary of the guarantees provided by us in favor of other companies of the Votorantim group:

Primary obligor	Obligations	Outstanding guarantee amount at December 31, 2006	Date of Expiration of guarantee	Beneficiary

Voto-Votorantim III	US$ 300 million notes issuance	US$ 45 million	January 23, 2014	Noteholders and the trustee
Voto-Votorantim IV	US$ 400 million notes issuance	US$ 200 million	June 24, 2020	Noteholders and the trustee

Total		US$ 245 million

Note: The guarantees provided by us are in favor of VCP only

          We estimate that, for 2004, 2005 and 2006, an average of approximately 3% of our total number of regular domestic customers (approximately 22%, 22% and 21% respectively, of total domestic sales value) obtained our guarantee for their loans under our vendor program.  At December 31, 2004, 2005 and 2006 we had 11, 15 and 24 active customers, respectively, under the vendor program. Our vendor program exposure was US$ 71 million at December 31, 2004, US$ 57 million at December 31, 2005 and US$ 120 million at December 31, 2006.  See “Item 4—Information on VCP—Marketing and Distribution—Paper.”

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

          On May 17, 2005, our board of directors authorized a buyback program of our shares in the open market, which, after purchase, would be held in treasury to be sold and/or cancelled.  The maximum amount of shares to be purchased was 8,000,000, an amount below the legal limit of 10% of the total outstanding shares.  This buyback program terminated on May 16, 2006.  We have not renewed the program; however, our board of directors could authorize a new buyback program whenever they believe it is necessary.  In this last program, VCP purchased 1,050,700 shares from the market with an average price of R$ 28.21 per share or approximately US$ 13 per share.  During 2006 we sold 1,051,302 shares and on December 31, 2006, we held 31,999 shares in treasury.

          In December 2004, VCP did a reverse split in order to bring the unit value of each share to a more appropriate level from the market’s perspective, as well as to facilitate any transactions involving such Shares.  Previously only blocks of 1,000 shares were negotiable on the São Paulo Stock Exchange (Bovespa).  The reverse split also adjusted the ADR ratio to 1:1, i.e. one ADR is now equivalent to one preferred share.

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

          Our ADSs traded at the New York Stock Exchange, within the period stipulated for the adjustment of holdings, split at the ratio of one ADS to 2.5 ADSs; and the ratio of the ADS changed to one ADR to one preferred share.

          Financial Instruments are discussed in Item 11 – “Quantitative and Qualitative Disclosures about Market Risk”.

          For additional information on our debt, see notes 11 and 13 to our financial statements.

C.     Research and development, patents and licenses, etc.

          Apart from Genomics Studies Projects, discussed below, our total investment, direct and indirect, in Research & Development was approximately US$ 7 million, US$ 6 million and US$ 7 million, during 2006, 2005 and 2004, respectively. We direct research and development activities towards increasing eucalyptus wood and quality yields, making our production more efficient, developing new products and improving the quality of our products.  We maintain close links with various universities and private research institutes.  As an integrated producer of pulp and paper, we have sought to gain an even better understanding of the whole production process. We attempt to identify the characteristics of both wood and pulp that are essential for the production of high quality paper.

          Within our internal facilities, Genomics studies directed to increase the forest productivity as well as improve wood quality via the tree improvement program have resulted in expenditures in excess of US$ 7 million. A modern Molecular Markers Laboratory which studies possible paternity tests for plants is in operation. The nursery facilities, the largest in South America with production capacity of 77 million rooted cuttings/seedlings allows the continued development of laboratory findings, the acceleration of plant development for introduction to the forestry areas, and the utilization of the innovations obtained by Research and Development. VCP participates as a consortium member in two Brazilian Genomics Projects related to Brazilian eucalyptus (FOREST and GENOLYPTUS) and also develops its own genomic project in partnership with Alellyx Applied Genomics (a Votorantim Group Company) to improve tree quality via biotechnology. Field trials with selected plants are expected to begin in the near future.

          The FOREST project is a pre-competitive consortium between forest companies within the state of São Paulo and includes financial support from FAPESP (the state of São Paulo Research Foundation). This project includes the development of the largest available eucalyptus gene bank (130,000 ESTs – Expressed Sequence Tags, which has more than 30,000 genes). The project’s studies should result in an evolution to the “functional genomics” phase.

          The GENOLYPTUS is a national project involving several major forest-based companies, seven universities, three EMBRAPA centers (The Federal Agency for Agricultural Research), and with the financial support of the Brazilian Ministry of Science and Technology. The project is jointly funded by the government (70%) and by the consortium of forestry-based companies (30%). Its focus is the generation of a suite of experimental resources and genomic tools to discover, map, validate and further investigate gains of economic importance in species of eucalyptus. The project’s principal objective is to translate this acquired scientific knowledge into improved forest tree breeding and production technologies. It includes the installation of the world’s largest tree genomic trial network (more than 40,000 trees resulting from 31 crosses) to evaluate wood quality. The project, now in its third stage, is presently concentrating on the mapping of the eucalyptus gene.

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

F.     Tabular Disclosure of Contractual Obligations

          The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2006.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in millions of U.S. dollars)
Total debt commitments (1)	1,520	391	164	388	577
Interest payable	21	21	—	—	—
Capital lease obligations (2)	17	17	—	—	—
Operating leases (3)	37	0.1	0.4	0.1	36
Purchase obligations (4)	410	77	113	116	104
Pension contribution	18	2	7	7	2
Total	2,023	509	284	511	719

(1)	Includes loans and financings shown in our financial statements, less interest payable.

(2)	Includes any agreements with suppliers of our assets (including for the Jacareí project). Excludes Três Lagoas Project.

(3)	Includes land leases and wood supply.

(4)	Includes take-or-pay contracts.

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

Board of Directors

          According to our by-laws, our board of directors is required to meet at least three times a year and when called by the chairman or by the majority of members of the board of directors.  Our board of directors met twelve times during 2006 (three ordinary and nine extraordinary meetings).  Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management.  The board of executive officers meets periodically to review production, commercial and financial operations.

          According to our by-laws, the members of the board of directors are elected by the holders of our common shares at the general meeting of shareholders.  Members of the board of directors serve two-year terms.  The terms of the current members, elected at our shareholders’ general meeting on April 20, 2005, expire in 2007.

          Pursuant to Brazilian corporate law, shareholders of publicly traded companies such as us that together hold preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member of our board of directors as long as no multiple voting procedure has been requested.  Until 2005, the board members that may be elected by holders of preferred shares shall be chosen from a list of three names drawn up by our controlling shareholder. Since 2006, the holders of our preferred shares have not yet elected any member of our board of directors.

          Set forth below are the name, age and position of each member of our board of directors elected at our shareholders’ general meeting on April 28, 2006:

Name	Age	Position

José Roberto Ermírio de Moraes(1)	49	Chairman
Fábio Ermírio de Moraes(2)	45	Vice-Chairman
Carlos Ermírio de Moraes(3)	51	Member
Clóvis Ermírio de Moraes Scripilliti(4)	48	Member
José Luciano Duarte Penido	58	Member

(1)	José Roberto Ermírio de Moraes is the son of José Ermírio de Moraes Filho, who passed away in 2001.

(2)	Fábio Ermírio de Moraes is the son of Ermírio Pereira de Moraes, who was once a board member. He is also the cousin of José Roberto Ermírio de Moraes.

(3)	Carlos Ermírio de Moraes is the son of Antonio Ermírio de Moraes, who was once a board member. He is also the cousin of José Roberto Ermírio de Moraes.

(4)	Clóvis Ermírio de Moraes Scripilliti is the son of Clovis Scripilliti, who passed away in 2000. He is also the cousin of José Roberto Ermírio de Moraes.

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

          Set forth below are the name, age and position of each of our executive officers elected on April 28, 2006:

Name	Age	Position

José Luciano Duarte Penido	58	President & Chief Executive Officer
Francisco Fernandes Campos Valério	59	Technical & Industrial Officer
Luiz Carlos Ganzerli	58	Human Resource & Organizational Development Officer
Sérgio Marnio Gandra Vaz	62	Paper Business Officer
Valdir Roque	56	Chief Financial Officer & Investor Relations Officer
José Maria de Arruda Mendes Filho	52	Forest Operations Officer
Antonio Sergio Pinzan de Almeida	45	Pulp Business Officer

          On December 1, 2006, two new executive officers were elected to take office immediately, Mr. Marcelo Strufaldi Castelli in the position of Chief Operating Officer and Mr. Carlos Roberto Paiva Monteiro in the position of Engineering Director. Mr. Luiz Carlos Ganzerli left on January 1, 2007 and Mr. Sérgio Marino Gandra Vaz will be leaving on February 1, 2007.

Biographical Information

          Set forth below is certain biographical information on our directors and executive officers.

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

          Carlos Roberto Paiva Monteiro. Mr. Carlos Monteiro joined the Company in 1990.  He previously worked in senior positions at Klabin Group, Aracruz Celulose and Simão Group.  He has a degree in Industrial Mechanical Engineering from FURG/RS, Master Business Administration from BSP - Business School São Paulo, and he teaches in a graduate course in Pulp and Paper by USP – University of São Paulo.

          Marcelo Strufaldi Castelli. Mr. Castelli is a mechanical engineer and joined us in 1997 when he held positions as Recovery, Utilities & Environment Manager, General Manger of the Jacareí mill and Associate Director of Operations. Recently, he became the Chief Operating Officer of VCP. Prior to that he worked at Suzano Bahia Sul and Aracruz Celulose.

          Certain of our executive officers are also Board Members. See “Board of Directors”.

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

Name	Age	Length of Term	Year First Elected	Position

João Carlos Hopp	77	one year	2001	Member
Geraldo Gianini	56	one year	2006	Alternate
Miguel Roberto Gherrize (1)	68	one year	2005	Member
Sérgio Seidiyu Yatabe	51	one year	2005	Alternate
José Carlos de Brito	68	one year	2005	Member
Antonio Arena Neto	65	one year	2005	Alternate

(1)	Miguel Roberto Gherrize is the audit committee financial expert.

B.     Compensation

          According to our by-laws, our directors do not receive any compensation.  As of the year ended December 31, 2006, the aggregate compensation, including cash and benefits-in-kind, paid to our executive officers (a total of nine persons at the time) was approximately R$ 8.7 million (corresponding to US$4 million).

C.     Board Practices

          Our board of directors generally meets three times a year and when called by the chairman or by the majority of the members of the board of directors.  Our board of directors met twelve times during 2006.  Our board of directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management.  The board of executive officers meets periodically to review production, commercial and financial operations.

          According to our by-laws, the members of the board of directors are elected by the holders of our common shares at the general meeting of shareholders.  Members of the board of directors serve two-year terms.  The terms of the current members expire on April 30, 2007.

D.     Employees

          As of December 31, 2006, we employed 3,498 persons.  We use subcontractors for many of our forestry operations and for substantially all of the transportation of wood, pulp and other raw materials.  These subcontractors employed 4,750 persons for our business as of December 31, 2006.  Approximately 80% of the workers in our forests are employed by third parties, predominantly in areas such as maintenance and security.  See “Item 4—Information on VCP—Business Overview—Raw Materials—Wood” and “Item 4—Information on VCP—Business Overview—Transportation.”  We are in compliance with all local, state and federal worker health and safety regulations.

          Several unions represent our employees and we consider the unions to be well organized. Collective bargaining agreements relating to forest workers were expired in 2006 and most of them were renewed and expire in November 2007. Collective bargaining agreements relating to other employees that expired in September 2006 were renewed for another year, with the employees receiving a 4% pay increase and an R$ 750.00 advance for employees hired before September 30, 2006. We are currently engaged in negotiations to renew the agreements for another year.  Since 1989, we have experienced four labor strikes, all of which affected the pulp and paper industry generally and lasted an average of three days.  We believe we have good relationships with our employees.

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

Defined Contribution Pension Plan

          In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees.  For employees below a certain income level we match the employee’s contribution limited to 1.5% of the employee’s compensation.  For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation.  At our option we may also make additional contributions.  Our contributions vest in varying percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service.  Our contributions were US$ 2.06 million in 2006.

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

Post-retirement Benefit Plan

The Company has an actuarial liability that relates to its proportion of the costs of a hospital facility we share with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the year ended December 31, 2006 and 2005 amounted to US$ 1 million each year and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 24 million at December 31, 2006 and US$ 21 million at December 31, 2005.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2006. The discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 8.5% as of December 31, 2006. The assumed weighted annual average rate of increase in health care cost trend on covered changes was 3.0% as of December 31, 2006.

Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 24 million.

	2006 Percentage	2005 Percentage

Weighted-average assumptions as of December 31, 2006
Discount rate	8.5	8.5
Health care cost trend on covered changes	3.0	3.0
	US$	US$

Components of net periodic benefit cost for 2007
Interest cost	3 million	2 million
Total net periodic benefit cost (benefit)	3 million	2 million

It has been assumed, for measurement purposes, that health care cost trends for 2007 will not be considerably different from 2006. Our actuaries are unable to project the direction and pattern of changes in the assumed trend rates, the ultimate trend rates, nor can they estimate when the rates are expected to be achieved. A one-percentage-point change in assumed health care cost trend rates would have the following effects in 2006 (all other assumptions have been held constant):

	One-percentage- point increase	One-percentage- point decrease

Sensitivity of retiree welfare results
On total service and interest cost components	0.3	(0.3)
On post-retirement benefit obligation	2.7	(2.5)

E.     Share Ownership

          As of December 31, 2006, the members of our board of directors and our officers, on an individual basis and as a group, directly own less than 1% of our preferred shares and none of our common shares.  For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”  The following table lists the amount of shares held directly by each individual member of our board of directors or executive officer and their representative percentage relative to the total outstanding shares as of December 31, 2006:

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

          The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of December 31, 2006:

	Common		Preferred		Total

Shareholders	Shares	(%)	Shares	(%)	Shares	(%)

Votorantim Participações S.A.	94,022,846	88.95	677	0	94,023,523	46.06
Nova HPI Participações Ltda.	11,679,604	11.05	0	0	11,679,604	5.72
Total Votorantim group	105,702,450	100.00	677	0	105,703,127	51.78
BNDES Participações S.A.	0	0	7,555,369	7.67	7,555,369	3.70
Treasury Stock	1	0	31,998	0.03	31,999	0.02
Board, Directors and Fiscal Council	0	0	3,038	0	3,038	0
Public (Free Float)	1	0	90,851,973	92.29	90,851,974	44.50
Total	105,702,452	100.00	98,443,055	100.00	204,145,507	100.00

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

Banco Votorantim S.A.

          We have entered into a number of financial transactions with or through Banco Votorantim S.A., or Banco Votorantim, a financial institution controlled by the Votorantim group and its affiliates.  At December 31, 2006 we had approximately US$ 325 million (of a total of US$ 770 million) in deposits and available-for-sale securities with Banco Votorantim and US$ 91 million in unrealized losses from cross-currency interest rate swap contracts with Banco Votorantim.

Guarantees

          At December 31, 2006, we guaranteed US$ 245 million of debt of other members of the Votorantim group which pertains to the aggregate amount of debt issued in the international capital markets.  In each case, the outstanding guarantee amount at December 31, 2006 pertains to the amount of proceeds that were received by us and/or our subsidiaries on the issue date.  The remaining debt raised was received and also guaranteed by other members of the Votorantim group.  The US$ 245 million corresponding to VCP is made up of the following:

Primary obligor	Obligations	Issue Date	Outstanding guarantee amount at December 31, 2006	Date of Expiration of guarantee	Beneficiary

Voto-Votorantim Overseas Trading Operations III Limited	US$ 300 million notes issuance	January 23, 2004	US$ 45 million	January 23, 2014	Noteholders and the trustee
Voto-Votorantim Overseas Trading Operations IV Limited	US$ 400 million notes issuance	June 24, 2005	US$ 200 million	June 24, 2020	Noteholders and the trustee
Total			US$ 245 million

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

          We believe the other companies of the Votorantim group, whose debt we guarantee, are creditworthy and we do not expect to be called on to make payments on our guarantees.  In addition, given our ability to obtain short-term financing, we do not believe that there is substantial risk of illiquidity even if we are called upon to make payments under our guarantees, individually or in the aggregate.  See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments and Contingencies” for a summary of the guarantees we provided in favor of other companies of the Votorantim group.  For additional information on our commitments and contingencies, see note 15 to our audited consolidated financial statements.

Leases of Forest Land

          At December 31, 2006, we leased approximately 79,000 hectares of forestland, out of approximately 57,400 hectares of planted area, or approximately 32% of the land devoted to our forestry plantations.  The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles.  The lease payments are equivalent to 30% of the market prices of the wood produced on the property and are payable after each harvest, based on market prices.

BNDESPAR

          A shareholder of our preferred shares, BNDESPAR is a wholly owned subsidiary of BNDES, the Brazilian economic development bank owned by the Brazilian federal government. We have entered into a number of financing transactions with BNDES. At December 31, 2006, we had an aggregate of US$ 160 million in outstanding loans to BNDES denominated in reais that we borrowed to fund expansion and modernization projects. The BNDES loans are secured by liens on land, equipment and property (including the Jacareí mill), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group.  Our loans with BNDES bear interest at 3% per annum on the principal amount and are indexed using the TJLP, a nominal long-term interest rate that includes an inflation factor.  At December 31, 2006, we had an additional aggregate amount of US$ 25 million in loans to BNDES denominated in reais and bearing an interest rate of 10% per year as adjusted by the UMBNDES Index. The UMBNDES Index is a weighted average rate based on the exchange rate of a basket of currencies, predominantly the U.S. dollar, held by BNDES and during 2006, the Index’s average rate was 6.4% per annum and the average spread over the index was 3.6%.  At December 31, 2006, the TJLP was fixed at 6.85%, and during 2006 averaged 7.88% per year.  See notes 11 and 12 to our consolidated financial statements.

          For additional information regarding related-party transactions, see “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources” and note 12 to our consolidated financial statements.

C.     Interests of Experts and Counsel

          Not applicable.

ITEM 8.  FINANCIAL INFORMATION

          Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações S.A. (“VEP”) which was merged into VCP on April 1, 2006, Normus Emprendimentos e Participações Ltda., Newark Financial Inc. (“Newark”), VCP North America Inc., VCP Trading N.V. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. (“Aracruz”), in which we acquired our interest during 2001 and our 50% owned equity investees, Ripasa Participações S.A. (“Ripar”) and Voto - Votorantim Overseas Trading Operations IV Limited. (“VOTO IV”) are accounted for using the equity method.

          On March 31, 2005, Ripar a 50% owned joint venture, acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa S.A. Celulose e Papel (“Ripasa”), a Brazilian pulp and paper producer. On May 24, 2006, Ripasa’s minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar (Note 4(a)). On July 4, 2006, the joint venture partners paid US$ 71million to a group of Ripasa’s minority preferred non-voting shareholders. We account for our interest in Ripasa following the equity method of accounting using financial information with a one-month lag.

A.     Consolidated Statements and Other Financial Information

          See “Item 3—Key Information—Selected Financial Data” and “Item 18—Financial Statements.”

Legal Matters

          We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business.  These include general civil, tax and employee litigation and administrative proceedings.  At December 31, 2006, we were defendants in 1,200 labor lawsuits filed by our former employees and former employees of our subcontractors and 449 civil proceedings.  We believe that we will prevail in the majority of these lawsuits, and do not consider that, if decided against us, these proceedings individually or in the aggregate will have a material adverse effect on us or on our financial condition.  At December 31, 2006, our provisions for legal proceedings were US$ 152 million, of which US$ 133 million related to tax disputes and approximately US$ 19 million related to civil and labor proceedings.  We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations.  We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions.

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

          We have instituted a number of legal proceedings in which we are seeking a refund or contesting the imposition of certain taxes.  The more significant legal proceedings within this category are summarized in the succeeding paragraphs.

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

          During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added sales tax) in the computation basis for the COFINS tax, relating to the period from 1996 to 2003, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We have accrued and deposited US$ 26 million relating to this claim.

          In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed depreciation (an increase of 70%) arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of an increase of 43%. Based on advice from our legal counsel, we have accrued US$ 7 million relating to this claim.

          In 1998, Brazilian Law 9718/98 was enacted which increased the base for both PIS and COFINS for 1999 (applying to other revenue lines and not only billings), while at the same time, increasing the rate for COFINS. On June 23, 2006 and August 29, 2006, we received unappealable favorable rulings for separate legal cases related to our challenge that the payment of Social Contributions on Revenues (PIS and COFINS) on other revenues (primarily on financial income) was inappropriate. As a result, in 2006 we reversed US$ 47 million in the statement of income as “financial income”.

          In addition, we are party to certain lawsuits and administrative proceedings before various courts and governmental agencies with respect to certain other tax liabilities arising in the ordinary course of our business.  We cannot assure you that we will be successful in obtaining the right to these tax credits or in contesting the imposition of these taxes.

          For more information on our lawsuits, see note 15 to our audited consolidated financial statements.

Dividend Policy and Dividends

          General

          In order to determine the amounts available for dividend distribution, we are subject to the following procedures, established by the Brazilian corporate law.  We must allocate 5% of our annual net income, determined in accordance with the requirements of the Brazilian corporate law, to a legal reserve until the legal reserve equals 20% of our share capital as of the end of the most recent fiscal year.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our other capital reserves, exceeds 30% of our capital.  The legal reserve may be used only to offset any accumulated deficit or to increase our share capital and may not be distributed. At December 31, 2006, the legal reserve outstanding balance was R$ 206 million, equivalent to US$ 96 million at the December 31, 2006 exchange rate.

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

          The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders.  The dividends we paid in 2006 relate to profits accounted up to December 31, 2005.

          Unappropriated retained earnings, as reported in our U.S. GAAP financial statements, represent retained earnings after appropriations specified in the Brazilian corporate law as described in the fourth paragraph under “—General.”  Unappropriated retained earnings in U.S. GAAP have no relevant impact on U.S. investors since the distributable earnings are those recorded in our books in accordance with Brazilian GAAP.  The appropriated reserve balances in the U.S. GAAP financial statements at the balance sheet dates reflect the underlying Brazilian statutory accounts translated at historical exchange rates.  The unappropriated retained earnings balance in the U.S. GAAP financial statements does not reflect amounts available for distribution.  At December 31, 2006, in our legal books prepared in accordance with Brazilian GAAP, we had unappropriated retained earnings (sum of the accounts Reserve for Accumulated Financial Results (Reserva de Resultados Acumulados) and Reserve for Retained Earnings (Reserva  de Lucros)) of R$ 1,761 million, equivalent to US$ 824 million at the exchange rate at December 31, 2006.  We had unappropriated retained earnings of US$ 628 million at December 31, 2005 and US$ 461 million at December 31, 2004 at the exchange rate at the referred dates.  Unappropriated retained earnings as reported in accordance with Brazilian GAAP may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future.  No dividend distribution can be made if an accumulated deficit is reported in accordance with Brazilian GAAP, unless the negative balance is reversed by releasing other reserves.

          The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars.  Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar.  In addition, the devaluation of the real creates foreign exchange gains and losses that are included in the results of operations determined under Brazilian GAAP and which affect the amount of unappropriated earnings available for distribution.  At December 31, 2006, on a consolidated basis, we and our subsidiaries recorded under Brazilian GAAP foreign exchange losses and monetary variation (including gains from foreign currency swap contracts and excluding Aracruz’s foreign exchange gain on equity) of R$ 15,611 million (equivalent to US$ 7 million at the average exchange rate for 2006).

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

          The dividends we paid amounted to US$ 40 million in 2003, US$ 104 million in 2004 and US$ 88 million in 2005. On December 18, 2006, we declared dividends (as interest on capital) related to 2006 fiscal year, amounting to R$ 320 million (approximately US$ 156 million), to be paid in 2007, after our next annual shareholders’ meeting (to be held until April 30, 2007), which will confirm the final approval. This amount represents approximately 40% of our net earnings for the year 2006 and 4% yield. Holders of our preferred shares have the right to receive a dividend per share of 10% more than that paid to the common shares.

B.  Significant Changes

          No significant changes or events have occurred after the close of the balance sheet date at December 31, 2006, other than the events already described in this annual report

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

          The ADSs are listed on the New York Stock Exchange under the trading symbol “VCP.”  Our preferred shares trade on the São Paulo Stock Exchange under the symbol “VCPA4” (prior to December 3, 1999 we traded under the symbol “PSIM4”).  At December 31, 2006, we had approximately 6,400 shareholders of record.

Market Price Information

          The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for each preferred shares on the São Paulo Stock Exchange.  The table also sets forth, for the periods indicated, the reported high and low sales prices per ADS at the last day of each respective quarter.  See “Item 3—Key Information—Selected Financial Data—Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below:

		Reais per Preferred Share		U.S. dollars per ADS

		High	Low	High	Low

2002:
	Annual	24.44	15.00	8.45	5.00
2003:
	Annual	36.78	19.20	12.82	6.40
2004:
	Annual	44.00	33.00	16.55	10.72
2005:	First Quarter	39.37	31.55	15.69	12.72
	Second Quarter	32.28	25.38	13.30	10.61
	Third Quarter	28.54	24.71	13.40	11.10
	Fourth Quarter	29.00	23.39	13.55	11.40
	Annual	39.37	23.39	15.69	10.61
2006:	First Quarter	35.01	27.20	16.18	12.22
	Second Quarter	36.56	29.95	17.58	12.65
	Third Quarter	38.50	32.60	17.78	14.78
	Fourth Quarter	44.30	36.40	20.04	17.11
	Annual	44.30	27.20	20.04	12.22
Share Price for the most recent six months:
	July, 2006	33.38	31.36	16.26	14.78
	August,2006	34.78	34.78	16.73	15.14
	September, 2006	37.04	32.13	17.78	15.55
	October, 2006	37.97	37.97	18.36	17.11
	November, 2006	42.62	37.29	20.04	20.04
	December, 2006	42.49	39.73	20.00	19.25

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

          The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world.  At December 31, 2006, the aggregate market capitalization of the 350 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$ 723 billion, and the ten largest companies listed on the São Paulo Stock Exchange represented approximately 51% of the total market capitalization of all listed companies.  Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder.  On December 31, 2006, we accounted for approximately 0.5% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

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

Technology Transfer Agreements

          We have had a technology transfer agreement with Oji Paper since 1991 pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal and carbonless paper. The agreement also granted us an exclusive, non-assignable license to manufacture and sell certain carbonless and thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East. Oji Paper receives quarterly royalties based on net sales. The sum of the quarterly royalties in the year ended December 31, 2004 was approximately US$ 1.3 million. In 2005 and 2006 this amount was reduced to less than US$ 1.0 million because the technology transfer agreement for both carbonless and thermal paper, expired in October 2004 and we have renewed it only for thermal papers.

Exchange Agreement with International Paper

          On September 19, 2006, International Paper Investments (Holland) B.V. (“International Paper”), a wholly owned subsidiary of International Paper Company, and VCP entered into an Exchange Agreement (the “Exchange Agreement”).  Pursuant to the terms of the Exchange Agreement, International Paper will exchange its pulp mill project (the “Project Mill”) being developed in Tres Lagoas, state of Mato Grosso do Sul, Brazil (together with approximately 100,000 hectares of surrounding forestlands) for VCP’s Luiz Antonio pulp and uncoated paper mill and approximately 60,000 hectares of forestlands located in the state of São Paulo, Brazil. International Paper has already fully funded the project mill in the amount of US $1.15 billion.

          The Luiz Antonio mill produces 355,000 metric tons of uncoated papers and 100,000 metric tons of market pulp annually.  The 100,000 metric tonnes of market pulp will be supplied to VCP, for its use in other facilities, on competitive terms under a long-term supply agreement. The Tres Lagoas project mill is expected to be completed in January 2009 and to have a capacity of 1,100,000 tons of market pulp per annum.

          Under the Exchange Agreement, International Paper is granted the right to construct, at its cost, up to two paper machines adjacent to, and integrated with, the Project Mill.  If International Paper exercises its right to build one or both paper machines adjacent to the Project Mill, (1) certain parcels of real property will be retained by International Paper upon which the paper machines and ancillary facilities will be constructed and (2) the paper machines will be supported by long-term supply agreements under which VCP will provide International Paper pulp on competitive terms and utilities and other services at rates based on VCP’s actual operating costs.

          Pursuant to the Exchange Agreement, each of International Paper and VCP agreed to provide indemnification following closing to the other party for certain matters, including for certain environmental liabilities and breaches of representations, warranties or covenants.

          Consummation of the transaction is subject to customary conditions and is expected to close by February 1, 2007.

          The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, which has been filed with the Commission as an exhibit to this report.

Agreements filed as Exhibits

          The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to this report were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to others.  Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

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

          This summary is based upon tax laws of Brazil and the federal income tax laws of the United States as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations.  You should consult your own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any U.S. federal estate, gift, or alternative minimum taxes, and non-U.S., state or local tax laws.

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

Capital gains on disposition of ADSs involving non-residents in Brazil

          Article 26 of Law 10,833, enacted on December 29, 2003, states that the capital gain upon the disposition of “assets located in Brazil” by a non-resident to another non-resident in Brazil is subject to Brazilian withholding income usually at the rate of 15%.  Such tax rate, however, increases to 25% in case the beneficiary of the capital gain is domiciled in a “tax haven” jurisdiction (i.e., a country or location that does not impose any taxation on income or that taxes the income up to the maximum rate of 20%).

          In our opinion, the expression “assets located in Brazil” in principle does not encompass ADSs as they are issued outside Brazil.  Consequently, the referred legal provision is not applicable to the disposition of ADSs by a non-resident to another non-resident.  However, considering that such legal provision is quite recent and as far as we know there is no judicial or administrative precedent related to this matter, we can not guarantee that our understanding will ultimately prevail in the Brazilian courts.

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

          Tax on bank account transactions (CPMF)

          As a general rule, financial transactions tax or CPMF tax is imposed on any removal of funds from accounts at banks.  Transactions by the depositary or by holders of preferred shares that involve the transfer of Brazilian currency through Brazilian financial institutions will be subject to the CPMF tax.  When non-Brazilian holders transfer the proceeds from the sale or assignment of preferred shares by an exchange transaction, the CPMF tax is imposed on the amount to be remitted abroad in Brazilian reais.  The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction.  The CPMF tax is generally imposed on bank account debits at a current rate of 0.38%. According to the Constitutional Amendment nº. 42 of 2003, the assessment of CPMF will exist until December 31, 2007 at the referred rate.  In the event we perform any exchange transaction in connection with ADRs or preferred shares, we will have an economic CPMF tax burden.

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

U.S. federal income tax considerations

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

          If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined, under U.S. federal income tax principles, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the preferred shares or ADSs, and thereafter as capital gain.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

          Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year.  In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

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

          Our foreign currency debt reflects a strategy to continue borrowing funds in U.S. dollars, and to invest the proceeds in investments bearing higher interest rates in the Brazilian market.  We succeeded in lengthening the average maturity of our debt over time.  The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 14% at December 31, 2005 and 26.8% at December 31, 2006.

Foreign currency risk

          Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar.  Foreign currency-denominated liabilities include borrowings denominated mainly in U.S. dollars.  Our sales outside of Brazil are largely U.S. dollar-denominated, while sales of pulp within Brazil are denominated in reais but based on U.S. dollar prices, working as a natural hedging for our currency exposure, with most of our operating costs being denominated in reais.  Our export revenues and cross-currency interest rate swap contracts partially mitigate the exposure arising from our U.S. dollar-denominated debt.  We evaluate the macroeconomic situation and its impact on our financial position on a weekly basis.

          The specific foreign currency risks which have caused us to enter into swap contracts to protect ourselves against a possible devaluation of the real were associated with the exposures generated by our U.S. dollar-denominated (short- and long-term) debt.  The contracts mitigate these risks by committing the counterparties and ourselves to positions in foreign currency, thereby offsetting, to the extent of these contracts, the effects of currency fluctuations on our foreign currency debts.  The management of our net exposure position takes into account a number of current and projected economic factors and market conditions.  At December 31, 2005 and 2006, the notional amounts of our outstanding foreign currency swap contracts were US$ 564 million and US$ 480 million, respectively, and their fair values were less than the aforementioned notional values by US$ 77 million and US$ 93 million, respectively.  The weighted average pay rates on our outstanding foreign currency swap contracts are floating rate-based on the Certificado de Depósito Interbancário, or CDI.  The fair values of our cross-currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts.  The table below provides information on our debt outstanding as of December 31, 2006.  The amounts have been translated into U.S. dollars based on the exchange rate prevailing on December 31, 2006, as determined by the Central Bank (R$ 2.138 for US$ 1.00), as of December 31, 2006.

          Our cross-currency interest rate swap contracts are effected to mitigate the potential foreign currency exchange losses which would be generated by our U.S. dollar-denominated liabilities in the event of a devaluation.  We make our export sales in U.S. dollars, which helps us to mitigate potential losses in the event of a devaluation.

	Expected maturity date

(US$ in millions)	2007	2008	2009	After 2009	Total

Short-term debt:
Reais	0	0	0	0	0
U.S. dollars	242	0	0	0	242
Total short-term debt (including current portion of long-term debt)	242	0	0	0	242
Long-term debt:
Reais	38	38	22	63	161
U.S. dollars	132	43	62	901	1,138
Total long-term debt	170	81	84	964	1,299
Total	412	81	84	964	1,541

          We incurred most of this debt mainly to mitigate our risk in relation to the position of the interest rate differentials between real-denominated financial instruments (cash and cash equivalents and held-to-maturity investments) and our foreign currency export credits  See “Item 5—Operating and Financial Review and Prospects—Liquidity and capital resources—Capital expenditures.”  We believe that, given our level of assets and resources, we should have sufficient cash and sources of working capital to meet our debt service.

          On December 31, 2006, the carrying value of our U.S. dollar-denominated short-term debt was US$ 242 million and our U.S. dollar- and real-denominated long-term debt, including the current portion, was US$ 1,299 million.

          We estimate that the foreign currency-denominated component of our paper costs does not exceed 10% of our total costs.  We are self-sufficient in pulp, the principal raw material used in producing paper products.  The energy, labor and other domestic components of our paper production costs are denominated in reais and, together with the cost of pulp, account for almost 90% of our paper costs.  Although, in the long term, there is a clear correlation between international U.S. dollar-denominated pulp prices, reflecting the international nature of this commodity, and the prices we are able to charge, fluctuations in exchange rate are not always immediately reflected in our domestic prices.  In the long term, when the international price of pulp increases, the domestic price follows and our domestic sales in reais also increase.  In the short term, our domestic prices may deviate from the international U.S. dollar-denominated pulp prices.  Timing of the fluctuations in exchange rate reflected in our prices may vary with the type of product, generally as follows:

•	immediately for commodity products, such as pulp and uncoated wood-free paper;

•	with a relatively short lag for coated papers, due to the sale of imported products in the domestic market; and

•	with some lag for other specialty papers with limited exposure to external factors.

          The percentage of our debt subject to fixed and floating interest rates is as follows:

	As of December 31,

	2006	2005

Floating rate debt:
• Denominated in U.S. dollars	58%	64%
• Denominated in reais	11%	11%

Subtotal	69%	75%
Fixed rate debt:
• Denominated in U.S. dollars	31%	25%
Subtotal	31%	25%

Total	100%	100%

Interest rate risk

          Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank.  On December 31, 2005, the TJLP was fixed at 9.75%, and during 2005 averaged 9.75% per year.  On December 31, 2006, the TJLP was fixed at 6.85%, and during 2006 averaged 7.88% per year.  The interest rate on our cash, cash equivalents and held-to-maturity investments denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis and during 2006 averaged 15.04% per year.

          The table below provides information about our significant interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2006.

	2007	2008	2009	After 2009	Total	Fair value(1)

	(U.S.$ in millions)
Assets:
Cash and cash equivalents denominated in reais	362	—	—	—	362	362
Cash and cash equivalents denominated in U.S. dollars	49	—	—	—	49	49
Available-for-sales investments denominated in reais	360	—	—	—	360	360
Available-for-sales investments denominated in U.S. dollars	—	—	—	—	—	—
Total cash, cash equivalents and available-for-sales investments	771	—	—	—	771	771
Liabilities:
Short-term debt:
Floating rate, denominated in U.S. dollars	—	—	—	—	—	—
Floating rate, denominated in reais	—	—	—	—	—	—
Fixed rate, denominated in U.S. dollars	242	—	—	—	242	242
Fixed rate, denominated in reais	—	—	—	—	—	—
Long-term debt:
Floating rate, denominated in U.S. dollars	131	43	62	661	897	897
Floating rate, denominated in reais	38	38	22	63	161	161
Fixed rate, denominated in U.S. dollars	1	—	—	240	241	271
Total debt	412	81	84	964	1,541	1,571

(1)	The methodology used to determine the fair value included in the table above is described in note 14 to our audited consolidated financial statements.

(2)	Held-to-maturity or Available-for-sale investments

Cross-currency interest rate swaps

          We primarily use derivatives to hedge our U.S. dollar-denominated debt.  Because a large portion of our debt is denominated in U.S. dollars, we protect ourselves from the effects of unfavorable exchange movements by entering into cross-currency interest rate swap contracts or Brazilian public bonds.  See note 14 to our audited consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

          Our counterparties are financial institutions, including Banco Votorantim, a member of the Votorantim group.  Banco Votorantim is a commercial banking institution and is subject to Central Bank regulations.  The rates that we negotiate with Banco Votorantim reflect those available in the current financial market.  Our treasury department also compares these rates to those offered by other banks before closing the deal in order to assure that we receive the most favorable terms and conditions available for each transaction.

          At December 31, 2006, US$ 135 million of all swap transactions were conducted with Banco Votorantim, representing approximately 28% of our outstanding foreign currency swap contracts.  Our swap activities are contracted specifically to fulfill our needs.  See note 12 to our audited consolidated financial statements.

          The table below provides information about our cross-currency interest rate swap contracts:

	As of December 31, 2006

	Expected maturity date

Cross-currency interest rate swap contracts notional amount	2007	2008	2009	After 2009	Total	Fair Value of assets (liabilities) (1)	Average paying rate in reais	Average receiving rate

U.S. dollars to reais	(47)	(44)	—	—	(91)	(89)	100% of Brazilian Interbank Interest Rate	14.2% per year
Yen to U.S. dollars	(11)	—	—	—	(11)	(6)	8.02% per year	4.25% per year
Reais to Reais	1	—	—	—	1	2	4.74% per year	5.44% per year
Total	(57)	(44)	—	—	(101)	(93)

(1)	The methodology used to determine the fair value included in the table above is described in note 13 to our audited consolidated financial statements.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None.

ITEM 15.	CONTROLS AND PROCEDURES

          Disclosure Controls and Procedures:  Management, with the participation of our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-15(e)) as of the end of the period covered by this annual report, has concluded that, as of that date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

          Management’s Report on Internal Control over Financial Reporting:    VCP’s management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934.  VCP’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          Management assessed the effectiveness of VCP’s internal control over financial reporting as of December 31, 2006.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.  Based on this assessment, management concluded that, as of December 31, 2006, VCP’s internal control over financial reporting is effective based on those criteria.

          Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers Auditores Independentes the independent registered public accounting firm who also audited VCP’s consolidated financial statements.  PricewaterhouseCooopers’ attestation report on management’s assessment of VCP’s internal controls over financial reporting is included herein.

          Changes in internal controls.    There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          On April 27, 2005 we determined that Miguel Roberto Gherrize is our “audit committee financial expert,” serving on our Conselho Fiscal.  Mr. Gherrize is independent, as required by rules of the New York Stock Exchange.

ITEM 16B.	CODE OF ETHICS

          Our board of directors has adopted a code of ethics that applies to all VCP’s employees including the members of our financial department, including our chief executive officer, our chief financial officer and our chief accounting officer.  No waivers, either explicit or implicit, of provisions of the code of ethics were granted to our chief executive officer, chief financial officer or chief accounting officer in 2006.  A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.

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

          The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2006, 2005 and December 31, 2004.

	Year Ended December 31,

	2006		2005		2004

	(in thousands of U.S. dollars)
Audit Fees and SOX Certification	US$	1,571	US$	285	US$	246
Audit-Related Fees(1)		250		5		29
All Other Fees		—		—		74
Total	US$	1,821	US$	290	US$	349

(1)	Includes fees charged in connection with the review of the income tax returns of Votorantim Celulose e Papel S.A.

Audit Fees

          Audit fees in 2006, 2005 and 2004 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements and reviews of quarterly financial statements and statutory audits of our subsidiaries.

Audit-Related Fees

          Audit-related fees in 2006, 2005 and 2004 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with analysis of compliance by us of Sarbanes-Oxley provisions and services related to audits performed in connection with public offerings of our shares.

Tax Fees

          We did not pay any tax fees in 2006, 2005 and 2004.

All Other Fees

          The aggregate of all other fees, other than those described above billed by PricewaterhouseCoopers Auditores Independentes in 2006 and 2005 were related to risk management advice and analysis or review of business plan or planning processes (but not design or implementation thereof or performance of management functions).

Pre-Approval Policies and Procedures

          Our Board of Directors approves, based on the recommendation of the Audit Committee, all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes.  Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our board of directors in advance of any engagement.  Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement.  In 2006, 2005 and 2004 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

          In 2006, we sold 1,051,299 preferred shares held in treasury in the market for a total amount of R$ 43.3 million (approximately US$20.3 million) and no repurchase was performed in 2006. At December 31, 2006 a total of 31,999 preferred shares were held in treasury.

PART III

ITEM 17.	FINANCIAL STATEMENTS

          Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

          The following financial statements are filed as part of this annual report, together with the report of Independent Registered Public Accounting Firm:

Report of Independent Registered Public Accounting Firm (including Item 15(c) attestation including report on internal control over financial reporting)	F-2

Consolidated Balance Sheets as of December 31, 2006 and 2005	F-3

Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-8

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2006, 2005 and 2004	F-9

Notes to Consolidated Financial Statements	F-11

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

2.5*****

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

Exhibit Number	Description

3.3****	Terms of Adhesion to the Shareholders’ Agreement of Aracruz Celulose S.A., dated November 1, 2001.

4.1.1+

VCP Overseas Holding Export Prepayment Facility Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd Budapest - Baar Branch, the Lenders defined therein, ABN AMRO Bank N.V., LaSalle Bank National Association, et al: US$375,000,000 Senior Loans.

4.1.2+

Export Finance Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd Budapest - Baar Branch, and LaSalle Bank National Association.

4.1.3+

Collateral Account Control Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, VCP Overseas Holding Ltd Budapest - Baar Branch, the Lenders defined therein, ABN AMRO Bank N.V., LaSalle Bank National Association,

4.1.3+

Security Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd Budapest - Baar Branch, the Lenders defined therein, ABN AMRO Bank N.V., LaSalle Bank National Association,

4.2.1+

Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A. and the other parties named therein, relating to the ABN AMRO Facility Agreements and the ABN Loan No. 3, as defined therein.

4.2.2+

Restated US$223,000,000 Pre-Export Finance Agreement as restated on 27 September, 2006 pursuant to a Restatement Agreement dated 27 September, 2006 for Votorantim Celulose e Papel S.A. and ABN AMRO Bank N.V..

4.2.3+	Disclosed Pledge of Collection Account between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V..

4.2.4+	Assignment Agreement between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V..

4.3.1+

Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A. and the other parties named therein, relating to the Santander Facility Agreements and the Santander Loan No. 6, as defined therein.

4.3.2+

Restated US$225,000,000 Pre-Export Finance Agreement as restated on 27 September, 2006 pursuant to a Restatement Agreement dated 27 September, 2006 for Votorantim Celulose e Papel S.A. and Banco Santander Central Hispano S.A. – London Branch.

4.3.3+	Collection Account between VCP Overseas Holding Ltd Budapest - Baar Branch and Banco Santander Central Hispano S.A. – London Branch.

4.3.4+	Assignment Agreement between VCP Overseas Holding Ltd Budapest - Baar Branch and Banco Santander Central Hispano S.A. – London Branch.

4.4.1+	Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A. and the other parties named therein, relating to the Syndicated Facility Agreement as defined therein.

4.4.2+

Restated US$102,000,000 Pre-Export Finance Agreement as restated on 27 September, 2006 pursuant to a Restatement Agreement dated 27 September, 2006 for Votorantim Celulose e Papel S.A., ABN AMRO Bank N.V. and Banco Santander Central Hispano S.A. – London Branch.

4.4.3+	Disclosed Pledge of Collection Account between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V..

4.4.4+	Assignment Agreement between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V..

Exhibit Number	Description

4.5+	Exchange Agreement dated September 19, 2006 by and between Votorantim Celulose E Papel S.A. and International Paper Investments (Holland) B.V.

6+	See Note 2(l) to our financial statements for information explaining how earnings per share information was calculated.

8+	See Note 2(c) to our financial statements for information regarding our subsidiaries.

11.1***	English translation of Code of Ethics.

12.1+	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer.

12.2+	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Financial Officer.

13.1+	Section 1350 Certification of Chief Executive Officer.

13.2+	Section 1350 Certification of Chief Financial Officer.

*	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2005 (File No. 001-15018).

**	Incorporated herein by reference to our registration statement on Form F-6 filed on March 25, 2002 (File No. 333-84964).

***	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2004 (File No. 001-15018).

****	Incorporated herein by reference to our annual report on Form 20-F filed on May 21, 2002 (File No. 001-15018).

*****	Incorporated herein by reference to our annual report on Form 20-F filed on June 29, 2006 (File No. 001-15018).

+	Filed herewith.

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

Date: January 31, 2007

Votorantim Celulose e Papel S.A.
Consolidated Financial Statements
as at December 31, 2006 and 2005,
and for the Three Years Ended
December 31, 2006
and Report of Independent Registered
Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

We have completed an integrated audit of Votorantim Celulose e Papel S.A. and its subsidiaries (together the “Company) 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits and the report of other auditors, are presented below.

Consolidated financial statements

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 291 million and US$ 262 million at December 31, 2006 and 2005, respectively, and for which the equity in earnings of affiliate, included in net income, totaled US$ 56 million, US$ 42 million and US$ 28 million for each of the three years in the period ended December 31, 2006. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Aracruz Celulose S.A., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

Votorantim Celulose e Papel S.A.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, appearing under Item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – on Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Votorantim Celulose e Papel S.A.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, January 30, 2007

PricewaterhouseCoopers
Auditores Independentes

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31
In millions of U.S. dollars, except number of shares

Assets	2006	2005

Current assets
Cash and cash equivalents	405	261
Available for sale securities	365	446
Trade accounts receivable, net	201	212
Inventories	198	157
Recoverable taxes	94	57
Deferred income tax	49	7
Long-lived assets held for sale	15
Other	20	24

	1,347	1,164

Investment in affiliates, including goodwill	900	596
Property, plant and equipment, net	1,945	1,758
Other assets
Recoverable taxes	25	31
Deferred income tax	79	89
Judicial deposits	97	87
Other	11	6

	212	213

	4,404	3,731

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31
In millions of U.S. dollars, except number of shares	(continued)

Liabilities and shareholders’ equity	2006	2005

Current liabilities
Trade payables	111	64
Short-term debt	242	132
Current portion of long-term debt	170	79
Unrealized loss from currency interest rate swaps	50	6
Payroll, profit sharing and related charges	20	20
Taxes on income and other taxes	34	21
Interest attributable to capital payable	129	103
Liabilities associated with long-lived assets classified as held for sale	1
Other	23	20

	780	445

Long-term liabilities
Long-term debt	1,129	1,285
Unrealized loss from currency interest rate swaps	44	71
Accrued liabilities for legal proceedings	152	172
Post-retirement benefits	24	21

	1,349	1,549

Commitments and contingencies (Note 15)
Shareholders’ equity
Preferred shares, no par value, 280,000,000 shares authorized, 98,443,055 shares issued and outstanding (2005 – 85,911,046)	953	785
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding	1,053	1,053
Additional paid-in capital	35	29
Treasury shares, at cost, 2006 - 31,998 preferred shares (2005 – 1,081,500 preferred shares)	(1)	(13)
Appropriated retained earnings	86	72
Unappropriated retained earnings	694	487
Accumulated other comprehensive deficit
Cumulative translation adjustments	(545)	(687)
Net unrealized gains on available for sale securities		11

	2,275	1,737

	4,404	3,731

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Income
Years Ended December 31
In millions of U.S. dollars, except number of shares

	2006	2005	2004

Net operating revenue
Domestic sales (net of sales taxes: 2006 - US$ 222; 2005 - US$ 183 and 2004 - US$ 119)	685	564	512
Export sales	632	566	498

	1,317	1,130	1,010

Operating costs and expenses
Cost of sales	813	654	518
Selling and marketing	136	138	121
General and administrative	63	55	40
Other, net	20	36	6

	1,032	883	685

Operating income	285	247	325

Non-operating income (expense)
Financial income	166	79	40
Financial expense	(148)	(119)	(69)
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	(4)	(5)	12

	14	(45)	(17)

Income before taxes on income and equity in affiliates	299	202	308

Current income tax expense
Domestic	(3)	(45)	(47)
Foreign	(22)	(6)	(6)
Deferred income tax benefit	21	59	17

Income before equity in affiliates	295	210	272

Equity in earnings of affiliates	77	54	31

Net income	372	264	303

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Income
Year Ended December 31
In millions of U.S. dollars, except number of shares	(continued)

	2006	2005	2004

Net income applicable to preferred shares	188	124	143
Net income applicable to common shares	184	140	160

Net income	372	264	303

Basic and diluted earnings - in U.S. dollars
Per preferred share or ADS	1.97	1.46	1.67
Per common share	1.79	1.33	1.51
Weighted average number of shares outstanding (thousand)
Preferred	92,240	85,451	85,773
Common	105,702	105,702	105,702

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows
Years Ended December 31
In millions of U.S. dollars

	2006	2005	2004

Cash flows from operating activities
Net income	372	264	303
Adjustments to reconcile net income to cash provided by operating activities
Unrealized foreign exchange (gain) loss, net	4	5	(12)
Equity in earning of affiliates	(77)	(54)	(31)
Interest attributable to capital and dividends received	15	11	22
Deferred income tax	(21)	(59)	(17)
Depreciation and depletion	193	117	89
Loss on disposal of property, plant and equipment	14	9	5
Decrease (increase) in assets
Trade accounts receivable	6	(4)	(17)
Inventories	(19)	(6)	(21)
Other assets	(33)	(38)	(15)
Decrease/increase in contingencies	(36)	56	46
Decrease in other liabilities	(36)	(67)	(75)

Net cash provided by operating activities	382	234	277

Cash flows from investing activities
Held-to-maturity securities purchased, net of proceeds on sale		6	48
Available for sale securities
Purchase	(431)	(259)
Proceeds from sale and maturities	602	149
Acquisition of an interest in an affiliate (Note 4 (a))	(36)	(275)
Acquisition of property, plant and equipment	(248)	(247)	(218)

Net cash used in investing activities	(113)	(626)	(170)

Cash flows from financing activities
Short-term debt
Borrowings	603	458	352
Repayments	(441)	(403)	(310)
Long-term debt
Third parties
Borrowings	134	869	347
Repayments	(299)	(324)	(558)
Related parties
Borrowings	45	43	46
Repayments	(56)	(39)	(30)
Treasury shares
Acquisition		(12)	(2)
Sale	18	1	1
Dividends paid	(111)	(88)	(104)

Net cash provided by (used in) financing activities	(107)	505	(258)

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows
In millions of U.S. dollars	(continued)

	2006	2005	2004

Effect of exchange rate changes on cash and cash equivalents	(18)	(3)	12

Net increase (decrease) in cash and cash equivalents	144	110	(139)

Cash and cash equivalents at beginning of year	261	151	290

Cash and cash equivalents at end of year	405	261	151

Supplemental cash flow information
Cash paid during the year for
Income tax	14	43	34
Interest	98	65	61
Supplemental non cash flow information
Income tax offset with tax credits	12
Issue of shares upon acquisition of an interest in an affiliate (Note 4(a))	168

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders’ Equity
In millions of U.S. dollars, except number of shares

	2006	2005	2004

Preferred shares
At beginning of year	785	785	553
Transferred from unappropriated retained earnings			232
Capital increase	168

At end of year	953	785	785

Common shares
At beginning and end of year	1,053	1,053	767
Transferred from unappropriated retained earnings			286

At end of year	1,053	1,053	1,053

Additional paid-in-capital
At beginning of year	29	29	29
Gain on sale of treasury shares	6

At end of year	35	29	29

Treasury shares
At beginning of year	(13)	(2)	(1)
Preferred shares sold (2006 – 1,049,502; 2005 – 126,400 and 2004 - 114,500)	12	1	1
Preferred shares purchased (2005 - 1,050,700 and 2004 – 263,800)		(12)	(2)

At end of year	(1)	(13)	(2)

Appropriated retained earnings
At beginning of year	72	60	46
Transferred from unappropriated retained earnings	14	12	14

At end of year	86	72	60

Unappropriated retained earnings
At beginning of year	487	440	773
Net income	372	264	303
Transferred to preferred shares			(232)
Transferred to common shares			(286)
Transferred to appropriated retained earnings	(14)	(12)	(14)
Dividends and interest attributed to capital
Preferred	(76)	(97)	(49)
Common	(75)	(108)	(55)

At end of year	694	487	440

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders’ Equity
In millions of U.S. dollars, except number of shares	(continued)

	2006	2005	2004

Cumulative translation adjustments
At beginning of year	(687)	(867)	(981)
Gain for the year	142	180	114

At end of year	(545)	(687)	(867)

Net unrealized gains on available for sale securities
At beginning of year (2004 in affiliates)	11		(1)
Realized (transferred to results of operations)	(11)		1
Gain for the year (2005 - net of tax of US$ 6)		11

At end of year		11

Shareholders’ equity at end of year	2,275	1,737	1,498

Comprehensive income
Net income	372	264	303
Unrealized gains on available for sale securities		11
Translation adjustments	142	180	114

Comprehensive income	514	455	417

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

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting practices generally accepted in Brazil (“Brazilian GAAP”) as filed with the Comissão de Valores Mobiliários(Brazilian Securities Commission or “CVM”), or for other statutory purposes in Brazil.

(b)	Translation of financial statements

We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) 52, “Foreign Currency Translation”. Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2006 - US$ 1.00 : R$ 2.1380 - December 31, 2005 - US$ 1.00 : R$ 2.3407; December 31, 2004 - US$ 1.00 : R$ 2.6544).

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

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: VCP Exportadora e Participações S.A. (“VEP”) which was merged into VCP on April 1, 2006, Normus Emprendimentos e Participações Ltda., Newark Financial Inc. (“Newark”), VCP North America Inc., VCP Trading N.V. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. (“Aracruz”), in which we acquired our interest during 2001 and our 50% owned equity investees, Ripasa S.A. Celulose e Papel (“Ripasa”) and Voto - Votorantim Overseas Trading Operations IV Limited. (“VOTO IV”) are accounted for using the equity method.

On March 31, 2005, via a 50% owned joint venture Ripasa Participações S.A. (“Ripar”), Ripar acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer. On May 24, 2006, Ripasa’s minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar (Note 4(a)) which, among other things, results in VCP indirectly owning 50% of Ripasa, via Ripar and subsequently their assets were distributed to VCP and Suzano, in equal parts (Note 4(a). On July 4, 2006, the joint venture partners paid US$ 71 to a group of Ripasa’s minority preferred non-voting shareholders. We account for our equity interest in Ripasa using financial information with a one month lag.

(d)	Cash and cash equivalents

We consider all highly liquid investments with a maturity at acquisition of three months or less to be cash equivalents.

(e)	Available for sale securities

We consider debt securities as available for sale securities when we intend to sell the securities before its maturity. Available for sale securities are presented based on quoted market prices and the unrealized gain or loss, net of taxes, is recorded in shareholders’ equity until the maturity or sale date, when the gain or loss is recorded in the statement of income. Interest income, including amortization of any premium or discount arising at acquisition, is recognized as “financial income”, in the statement of income.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(f)	Inventories

Inventories, including timber, are stated at average acquisition or production cost, which is lower than market.

(g)	Investment in affiliates, including goodwill

Investments in affiliates in which we have the ability to exercise significant influence over the operating and financial policies are accounted for under the equity method. Our investment in affiliates is presented together with goodwill resulting on the acquisitions of such investments.

Goodwill on the acquisition of affiliates with indefinite lives is tested annually for impairment.

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction, including interest during the construction period. Expenditures which materially extend the useful lives of the existing facilities and equipment are capitalized. We depreciate property, plant and equipment using the straight-line method at rates we judge to be compatible with the useful lives, principally 10 years for furniture and fixtures and 5 years for vehicles. Maintenance costs are expensed as incurred.

In May 2006, based on an independent appraisal, the machinery, equipment and installations total useful lives were modified from 25 years to 18 years and 3 months.

Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a straight-line basis over 5 years.

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

We recognize revenue and associated costs of sales at the time our products are delivered to our customers which is when title and associated risks pass to our customers. Revenue is recorded net of sales returns of US$ 10 in 2006 (US$ 7 in 2005 and US$ 6 in 2004). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income. Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

Paper - domestic market - Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer’s carrier (FOB) or premises (CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers, and represented approximately 22% of our domestic sales in 2006 (2005 - 22%; 2004 - 21%). Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 360 days.

We estimate that for 2006, 2005 and 2004, an average of approximately 3% of our total number of regular domestic customers (approximately 22%, 22% and 21%, respectively, of total domestic sales value) obtained our guarantee for their loans.

Paper - export market -  Export orders are normally met by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. CIF and FOB terms determine timing of revenue recognition.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

Pulp - domestic market - Sales are primarily under credit terms which do not exceed 30 days. Revenue recognition is consistent with that applied to paper sales.

Pulp - export market  - All export orders are normally satisfied by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer.

Research and development expenses are charged to expense as incurred and totaled US$ 1 in each of 2006, 2005 and 2004. Start-up expenses of new facilities and restructuring charges are also directly expensed.  Shipping and handling costs are charged to selling and marketing expenses and totaled US$ 79, US$ 75 and US$ 76 in 2006, 2005 and 2004, respectively.

(k)	Comprehensive income

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

(l)	Earnings per share

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

(m)	Use of estimates

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

(p)	Reclassification

The statement of cash flows presentation was modified to present “Interest attributable to capital and dividends received” which was previously included in investing activities and was reclassified to operating activities.  The amounts reclassified for the years ended December 31, 2005 and 2004 were R$ 11 and R$ 22, respectively.

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

(a)

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The main topics are described below:

	•	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

	•	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133.

•

Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

	•	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives.

•

Amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company believes that such pronouncement will not have effects on its consolidated financials statements.

(b)

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets”. SFAS 156 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, which establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. An entity shall adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted in certain cases.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

The impact of adopting this new rule is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

(c)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.

This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. According to the Board, a single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability in fair value measurements.

This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007.

(d)	In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.

SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

This Statement requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to:

•

Recognize the funded status of a benefit plan - measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation - in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

•

Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant.

•	Measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions).

•

Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

An employer with publicly traded equity securities, which is the case of VCP, is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The Company believes that the adoption of such standard will not have material impact on its financial statements.

(e)

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”.

This Interpretation prescribes a (more-likely-than-not) recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

This Interpretation does not change the classification requirements for deferred taxes. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Also, following this Interpretation, the use of a valuation allowance as described in Statement 109 is not an appropriate substitute for the derecognition of a tax position. However, the requirement to assess the need for a valuation allowance for deferred tax assets based on the sufficiency of future taxable income is unchanged by this Interpretation.

The Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if the enterprise has not yet issued financial statements, including interim financial statements, in the period this Interpretation is adopted. The Company believes that the adoption of such Interpretation will not have impact on its financial statements.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

4	Significant Transactions

(a)	Ripasa

On November 10, 2004, we signed an agreement to acquire an interest in Ripasa through a venture with Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”). The agreement was consummated on March 31, 2005 when Ripar was constituted by VCP and Suzano upon each contributing US$ 275 in exchange for equal shareholder rights and responsibilities, including equal direct and indirect holdings in the capital of Ripasa. On March 31, 2005, Ripar acquired and paid for 129,676,966 common shares and 41,050,819 preferred shares of Ripasa, representing 77.59% of the voting share capital and 46.06% of the total stock, the Reais equivalent, at that date, of US$ 550.

Pursuant to the November 10, 2004 agreement, VCP and Suzano have a call option to acquire 37,449,084 common shares and 12,388,719 preferred shares of Ripasa, representing 22.41% of the voting stock and 13.45% of the total stock for a twelve-month period starting on the fifth anniversary of the closing date, for the Reais equivalent, at that date, of US$ 160 plus interest (split equally between VCP and Suzano). The shareholders of Ripasa who are party to the agreement have a put option which may require Ripar to acquire all their common and preferred shares, representing 22.42% and 13.45% of the voting and total stock, respectively, during a period of five years from the closing date. The shareholder agreement between VCP and Suzano provides for certain rights of first refusal in relation to their respective interest in Ripar.

On July 20, 2005, the Boards of Directors of VCP, Suzano and Ripasa, approved the corporate restructuring that would allow Ripasa’s minority shareholders to exchange their interests in Ripasa for VCP and Suzano stock, in equal parts. The restructuring involved two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. Upon completion of the restructuring, Ripasa’s minority shareholders would become shareholders in VCP and Suzano, in accordance with the Protocol and Justification of Share Merger and Distribution (“Protocol”) that VCP, Suzano, Ripasa and Ripar executed on July 20, 2005.

In April 2006, VCP and Suzano entered into an agreement with a group of Ripasa preferred shareholders to settle their claims which challenged Ripasa’s corporate restructuring. On July 4, 2006, VCP and Suzano disbursed to the former Ripasa minority preferred shareholders R$ 1.0538 for each Ripasa preferred share held by them totaling R$ 154, equivalent, at that date, of US$ 71 (corresponding to an additional US$ 36 cash disbursement for VCP shares).

On May 24, 2006, the shareholders of VCP, Suzano, Ripasa and Ripar approved the corporate restructuring that allowed Ripasa’s minority preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares, as per the Protocol executed on May 5, 2006.VCP issued 12,532,009 preferred shares, with no par value, to the former Ripasa shareholders for the purchase of the remaining outstanding Ripasa voting and preferred shares. As a result, VCP’s preferred stock capital was increased by US$ 168 from US$ 785 to US$ 953, determined based on the shares quoted market price at that date.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

VCP and Suzano are jointly the sole owners of all Ripasa shares. VCP owns 50% 83,563,025 common shares and 101,759,330 preferred shares of Ripasa and accounts for its interest in Ripasa on the equity method of accounting.

This transaction is still subject to the approval of the Brazilian antitrust authorities.

Following the corporate restructuring, the separate agreement dated November 10, 2004 which established the Suzano and VCP call options, and the put option of certain former minority shareholders of Ripasa, was modified to substitute the Ripasa shares for shares in VCP and Suzano as those former Ripasa minority shareholders had exchanged their shares of Ripasa for shares in VCP and Suzano. Accordingly, VCP has a call option to acquire 3,124,139 of its own non-redeemable preferred shares during a twelve-month period starting on March 31, 2010, for the Reais equivalent, at that date, of US$ 80 plus Brazilian market interest rates beginning from March 31, 2005 (on December 31, 2006, that amount, including interest, totaled US$ 133). The former shareholders of Ripasa, now shareholders of VCP, who are party to the agreement, have a put option which may require VCP to acquire all their non-redeemable preferred shares during a period of five years through March 31, 2010. According to the agreement, as a required preceding condition, the put/call options can only be exercised in case the underlying shares are free of liens and encumbrances.

As the VCP shares held by the former Ripasa minority shareholders party to the agreement are subject to liens and encumbrances under legal proceedings which are not expected to be released prior to the expiry of the put/call options, the fair value of the derivative instruments, accounted for under SFAS No. 133 - “Accounting for Derivative Instruments and Hedging Activities”, is not material to Company’s financial statements as of December 31, 2006. The Company will mark to market these options with charges to the statements of income at every reporting period.

(b)	Asset exchange

On September 19, 2006, VCP entered into an agreement with International Paper Investments (Holland) B.V. (“International Paper”) to exchange industrial and forestry assets between the two entities. Under the terms of the agreement, VCP will transfer to International Paper its pulp and paper plant located in the city of Luiz Antonio (State of São Paulo) and the plant’s related timberlands. International Paper will in turn, transfer to VCP assets used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project, amounting to US$ 1,150, located in the city of Três Lagoas (State of Mato Grosso do Sul).

The asset exchange transaction is expected to be concluded by February 1, 2007.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(c)	Announced intention to sell plant

On September 4, 2006, the Company announced its intention to sell one of its paper plants, located in the municipality of Mogi das Cruzes in the State of São Paulo. The sales of the Mogi das Cruzes paper plant represented 2% of the Company total net sales in 2006.

The Company has assessed its plan to sell this plant under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, and has concluded that, at December 31, 2006, it meets all the criteria required by SFAS 144, to classify and account for the plant as an asset held for sale, in connection with discussions currently being held with prospective buyers.

The carrying amount, as of December 31, 2006, of the major classes of assets and liabilities included as part of this disposal group may be identified as follow:

Description	2006

Inventories	4
Property, plant and equipment, net	11

Total assets	15

Costs with employers and others liabilities	1

Total liabilities	1

No impairment loss has been recognized in connection with the classification of the plant as long-lived assets held for sale. The statement of income and cash flows effects are not material.

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

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(a)	Income tax analysis

The statutory rate applied to income before taxes is reconciled to income tax expense as follows:

	2006	2005	2004

Income before taxes on income	299	202	308

Income tax expense at statutory tax rate - 34%	(102)	(69)	(105)
Reconciliation of statutory to effective rate
Effect of REFIS election			69
Benefit from interest attributable to capital	51	42
Difference in foreign income tax rates and other permanent differences	47	35

Income tax (expense) benefit	(4)	8	(36)

(b)	Analysis of deferred tax balances

	2006	2005

Deferred tax assets
Tax effects on impairment of Aracruz	46	46
Cross currency interest rate swap contracts	38	30
Provisions	24	28
Tax loss carryforwards	10	7
Post-retirement benefits	8	7
US GAAP adjustments and others	2	1

Total deferred tax assets	128	119

Deferred tax liabilities
Accelerated depreciation and US GAAP adjustments		(17)
Tax effect on unrealized gains on available for sale securities		(6)

Total deferred tax liabilities		(23)

Net deferred tax assets	128	96
Less: current portion	(49)	(7)

Non-current portion	79	89

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

6	Available for Sale Securities

	2006	2005

Denominated in Reais
Credit linked notes	294	30
Foreign Government Bonds	67	54
FIDC (Fundo de Investimento em Direitos Creditórios)	4
Securities		207
Denominated in U.S. dollars
Brazilian Government Bonds		155

Total	365	446

7	Trade Accounts Receivable

	2006	2005

Domestic receivables	109	124
Export receivables, denominated in U.S. dollars	100	95
Allowance for doubtful accounts	(8)	(7)

	201	212

No single customer represented more than 10% of our trade accounts receivables balance or net sales.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

8	Inventories

	2006	2005

Finished products	101	64
Work in process	10	8
Raw materials and supplies	86	82
Imports in transit and other	5	3

	202	157

Inventories transferred to held for sale	(4)
	198	157

9	Investment in significant affiliated company

(a)	Aracruz Celulose S.A.

The Company accounts for its investment in Aracruz using the equity method of accounting. At December 31, 2006 the Company’s investment in Aracruz amounted to US$ 291. Included in the investment balance is unamortized goodwill of US$ 19. In 2006, the Company recorded equity in earnings for this investee of US$ 56 (2005 - gain of US$ 42; 2004 – gain of US$ 28).

(b)	Ripasa S.A. Celulose e Papel

The Company accounts for its investment in Ripasa using the equity method of accounting using financial information with a one month lag. At December 31, 2006 the Company’s investment in Ripasa amounted to US$ 601. Included in the investment balance is  unamortized goodwill of US$ 168. In 2006, the Company recorded equity in earnings for this investee of US$ 19 (2005 - US$ 10).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

Ripasa and Aracruz’s condensed Balance Sheet and condensed Statement of Income for the three years then ended are as follows:

	Ripasa(i)

	2006	2005

Current assets	327	296
Property, plant and equipment, and other assets	1,258	1,185
Current liabilities	170	179
Long-term debt (long-term portion)	236	240
Other long-term liabilities	315	316

	864	746

	Ripasa(i)

	2006	2005

Net sales	573	507
Operating income	67	39
Net income	55	38

	Aracruz(ii)

	2006	2005

Current assets	1,200	1,095
Property, plant and equipment, and other assets	2,796	2,669
Current liabilities	287	485
Long-term debt (long-term portion)	1,155	1,011
Other long-term liabilities	352	304

	2,202	1,964

	Aracruz(ii)

	2006	2005	2004

Net sales	1,681	1,345	1,167
Operating income	499	447	357
Net income	455	341	227

(i) 50% ownership interest; (ii) 12.35% ownership interest.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

10	Property, Plant and Equipment

	2006	2005

Land	191	155
Buildings	161	138
Machinery, equipment and installations	1,609	1,393
Forests	379	315
Other	186	174
Construction in progress	122	93

	2,648	2,268
Accumulated depreciation and depletion	(703)	(510)

	1,945	1,758

In May 2006, the average estimates of total useful lives of the machinery, equipment and installations were reduced from 25 years to 18 years and 3 months. As a consequence, the depreciation expense increased in the year ended December 31, 2006 by US$ 65 if compared to the year ended December 31, 2005 (2006 effect on net income per average: preferred shares US$ 0.70; common shares US$ 0.61).

During 2006, the Company concluded a physical inventory of machinery, equipment and installations and, as a result, wrote off US$ 8. Interest capitalized on construction in progress in each of the periods was: 2006 - US$ 11; 2005 - US$ 5 and 2004 - US$ 4.

11	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 5.5,% at December 31, 2006 (2005 - 4.6%). Historically, we have not incurred significant losses in connection with such recourse provisions.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

12	Long-term Debt

	Interest rate December 31, 2006	2006	2005

Third parties
In U.S. dollars
Export credits (prepayment)	LIBOR + 0.67%	873	936
Others			1
Total third parties		873	937

Related parties
In U.S. dollars
VOTO III loan	7.88%	41	41
VOTO IV loan	7.75%	200	201
In Reais
Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”)
TJLP	TJLP + 3%	160	158
UMBNDES	various currencies + 3.6%	25	27

Total related parties		426	427

Total debt		1,299	1,364

Less: current portion		(170)	(79)

Long-term portion		1,129	1,285

•	LIBOR (London Interbank Offered Rate) at December 31, 2006 was 5.37% p.a. (2005 - 4.69%).

•	TJLP (“Taxa de juros de longo prazo”), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At December 31, 2006, the TJLP was 6.85% p. a. (2005 – 9.75%)

•	The UMBNDES is a weighted average rate based on the exchange rates in a basket of currencies, predominantly U.S. dollars, held by BNDES.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(a)	Export credits (prepayment)

In September 2006 we signed an Export Prepayment Facility Agreement with a pool of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$ 550 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financing are guaranteed by export contracts. The proceeds of the Agreement were used to prepay the following then outstanding Export Prepayment loans:  (i) agreements dated May and July 2004 with ABN Amro Bank N.V., Banco Santander Central Hispano and Banco Bradesco in the aggregate amount of US$ 350 at LIBOR plus 2.00% due through 2011 in installments to match export shipments; and (ii) various other agreements including those executed during 2006.

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financing are guaranteed by export contracts. The proceeds were used to purchase from the lender and convert into an inter-company loan the following then outstanding Export Prepayment loans: (i) agreements dated May 2005 with ING Bank N.V. and Bayerishe Hypo and Vercinsbank in an aggregate amount of US$ 150; (ii) agreement dated July 2005 with Banco Santander Hispano London Branch in an aggregate amount of US$ 100; and (iii) outstanding loans in the aggregate of US$ 125 with Banco Santander Central Hispano and BNP Paribás that are part of the agreement dated March 2005.

(b)	VOTO III Loan

In January 2004, Votorantim Participações S.A. (“VPAR”), our ultimate controlling shareholder formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued or US$ 45 for which we are the guarantors.

(c)	VOTO IV loan

In July 2003, together with VPAR, we formed VOTO II, a 50% owned affiliated company based in the Cayman Islands, for the sole purpose of raising funds. VOTO II issued US$ 250, 5.75% Bonds due in June 2005 in the international market, under Regulation S and on-lent US$ 125 to each of St. Helen III (our consolidated subsidiary) and St. Helen II (owned by VPAR). Together with VPAR and Cimento Rio Branco S.A., a company also under common control of our shareholder VPAR, we are the guarantors for this operation. The loan was fully repaid by St. Helen III to VOTO II on June 27, 2005 with the proceeds of the loan from VOTO IV.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$ 400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP is a guarantor of 50% of the debt issued by VOTO IV and in turn received US$ 200 of the proceeds. On September 6, 2005, we acquired a 50% interest in VOTO IV and together with VPAR we are the guarantors for this operation. From the proceeds of US$ 200, US$ 125 was used by St. Helen III to repay the debt incurred with VOTO II.

(d)	BNDES

On May 20, 2005, we signed a financing agreement with BNDES for a total equivalent to US$ 93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$ 79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum and carries annual interest of 10.01%. This financing will mature in July 2015. VCP has drawn down US$ 48 to date. We have other outstanding financing agreement with BNDES amounting to US$ 112 at December 31, 2006.

(e)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

(f)	Long-term debt maturities

At December 31, 2006, the long-term position of long-term debt maturities is as follows:

2008	81
2009	83
2010	92
2011	295
2012	201
After 2012	377

1,129

(g)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP. We were in compliance with all covenants during each period presented.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

13	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business purpose of transactions	2006	2005

Cash, cash equivalents and available for sale	Surplus cash funds invested with Votorantim Group financial institutions
Banco Votorantim S.A.		325	576
FIDC – Cia Nitroquímica Brasileira		4
Unrealized losses from cross currency interest rate swaps	Arising from swap contract transactions in which the Votorantim Group financial institution acts as counter- party
Banco Votorantim S.A.		(91)	(54)
Long-term loans	Loans from related parties
Votorantim Group
VOTO III		41	41
VOTO IV		200	201
BNDES (shareholder)		185	185
Trade payables from related parties Ripasa	Purchases of wood, pulp and paper	43	12

Revenue, income and expenses from transactions with related parties were as follows:

	2006	2005	2004

Purchases from Ripasa	75
Financial income	70	52	35
Financial expenses	90	115	53

Financial income arises from loans made to related parties and investments made in Banco Votorantim S.A.; and financial expenses represent mainly losses on cross currency interest rate swaps, including their respective fair values.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

14	Financial Instruments

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

The fair values of our long-term and short-term debt were estimated based on available quoted rates for loans of substantially similar terms and maturities.

The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2006 and 2005 the notional amounts of our outstanding cross currency interest rate swap contracts were US$ 480 and US$ 564, respectively and their fair values of US$ 8 and US$ 15, respectively. The actual cash settlements on the contracts occur at times specified in each agreement.

The carrying amounts and fair values of our financial instruments at December 31 were as follows:

	2006		2005

	Carrying amount	Fair value	Carrying amount	Fair value

Cash and cash equivalents	405	405	261	261
Available for sale securities
Securities tradable			207	207
Brazilian Government Bonds denominated in U.S. dollars			155	155
Credit linked notes	294	294	30	30
Foreign Government Bonds denominated in Reais	67	67	54	54
FIDC	4	4
Unrealized losses from cross currency interest rate swaps	(94)	(94)	(77)	(77)
Short-term debt	242	242	132	132
Long-term debt	1,299	1,329	1,364	1,371

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

15	Commitments and Contingencies

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

	2006		2005

	Deposits	Provisions	Deposits	Provisions

Tax-related	92	133	83	157
Labor-related	5	13	4	11
Civil-related		6		4

	97	152	87	172

The activity in our provision account was as follows:

	2006	2005	2004

At beginning of year	172	104	56
Provisions for new legal proceedings	11	54	45
Reversal (iv)	(47)
Translation adjustment	16	14	5
Amounts paid to settle litigation			(2)

At end of year	152	172	104

(a)	Tax-related

We have instituted a number of legal proceedings which we are seeking a refund or contesting the imposition of certain taxes. The more significant of these proceedings are as follows:

(i)          In 1999, we filed a lawsuit challenging the 1% increase in the COFINS (Social Contributions on Revenues) tax rate (from 2% to 3%), a tax on revenues. Although we have obtained a legal injunction, based on advice from our legal counsel and reflecting rulings by the Federal Supreme Court, we accrued US$ 55 relating to this claim, from 2002 through 2004. In December 2005 we made a judicial deposit of US$ 55 following an unfavorable decision of the Supreme Court.

(ii)         During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added sales tax) in the computation basis for the COFINS tax, relating to the period from 1996 to 2003, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We have accrued and deposited US$ 26 relating to this claim.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(iii)        In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed depreciation (an uplift of 70%) arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of an uplift of 43%. Based on advice from our legal counsel, we have accrued US$ 7 relating to this claim.

(iv)        In 1998, Brazilian Law 9718/98 was enacted which increased the base for both PIS and COFINS for 1999 (applying to other revenue lines and not only billings), while at the same time, increasing the rate for COFINS. On June 23, 2006 and August 29, 2006, we received unappealable favorable rulings for separate legal cases related to our challenge that the payment of Social Contributions on Revenues (PIS and COFINS) on other revenues (primarily on financial income) was inappropriate. As a result, in 2006 we reversed US$ 47 in the statement of income as “financial income”.

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

These possible losses, at December 31, are as follows:

	2006	2005

Tax-related	196	112
Civil-related	8	13
Labor-related	12	11

	216	136

(c)	Sale of affiliate

In 1999, we sold our 51% interest in Indústria de Papel de Salto Ltda. Under the terms of the sale, we have indemnified the purchaser against certain losses in excess of amounts recorded limited to US$ 6 through 2007. No amounts have been paid under this indemnification in 2006 and 2005 and we believe such amounts if ultimately paid, if any, will not be significant.

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

We provide guarantees to banks, not in excess of 180 days, although in exceptional cases, this is extended to 360 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2006, customer guarantees provided by us totaled US$ 120, including interest (US$ 57 at December 31, 2005). Our guarantees are usually secured by the personal guarantee of the customer’s owner.

We lease timberlands under operating leases from third parties as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. Lease payments, equal to 30% of the market value of the timber harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were US$ 2 in 2006 and US$ 2 in 2005 and US$ 1 in 2004. At December 31, 2006, future minimum lease payments are due in 2007 total US$ 2.

At December 31, 2006, future minimum operating lease payments were as follows:

2008	2
2009	2
2010	2
2011	2
2012	2
After 2012	2

12

We have commitments for capital expenditures amounting to US$ 17 at December 31, 2006.

We have long-term “Take-or-Pay” contracts with suppliers of chemical products for periods from 1 to 10 years. The contractual obligations in connection with such contracts are US$ 38 per year.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

The following is a summary of guarantees issued to other companies of the Votorantim Group:

			Outstanding guarantee amount

Primary obligor	Obligations	Beneficiary	2006	2005

VOTO III	US$ 300 notes issuance	Noteholders and the trustee	45	45
VOTO IV	US$ 400 notes issuance	Noteholders and the trustee	200	200

16	Segment Information

(a)	Segment information

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

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

	2006	2005	2004

Net operating revenue - Brazilian GAAP
Pulp	520	440	385
Paper	803	704	634

Reconciling item to US GAAP
Pulp	(1)	(1)
Paper	(5)	(13)	(9)

Total net operating revenue - US GAAP	1,317	1,130	1,010

Intersegment sales of pulp to paper segment	254	249	214

Net operating revenue before intersegment sales eliminations - US GAAP	1,571	1,379	1,224

	2006	2005	2004

Depreciation and depletion expense –
Brazilian GAAP
Pulp	127	89	69
Paper	68	31	23

Reconciling items to US GAAP
Pulp	(2)	(2)	(2)
Paper		(1)	(1)

Depreciation and depletion expense - US GAAP	193	117	89

There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of income. For segment reporting purposes we defer start-up costs of new facilities and amortize them against operating profit over the subsequent 10 years. We allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical Real amounts. Also, we depreciated our machinery, equipment and installations over 10 years up to December 31, 1996, over 25 years up to December 31, 2005 and over 18.25 years thereafter.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

These differences are reconciled as follows:

	2006	2005	2004

Segment operating income - Brazilian GAAP
Pulp	200	155	177
Paper	124	113	150

Operating income under Brazilian GAAP	324	268	327

Reconciling items to US GAAP
Depreciation and amortization expense
Pulp	2	2	2
Paper	2	1	1
Other adjustments
Pulp	(21)	(10)	1
Paper	(22)	(14)	(6)

Total pulp	181	147	180
Total paper	104	100	145

Operating income - US GAAP	285	247	325

Segment assets
Pulp	1,332	1,167	943
Paper	556	513	433

Total segment assets per Brazilian GAAP	1,888	1,680	1,376

Reconciling items to US GAAP
Pulp	37	44	41
Paper	20	34	26

Total pulp	1,369	1,211	984
Total paper	576	547	459

Property, plant and equipment - US GAAP	1,945	1,758	1,443

Capital expenditures per Brazilian GAAP
Pulp	198	188	178
Paper	50	54	36

Reconciling items to US GAAP
Capitalized interest
Pulp	2	4	3
Paper	0	1	1

Total capitalized interest	2	5	4

Total pulp	199	192	181
Total paper	49	55	37

Capital expenditures - US GAAP	248	247	218

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

(b)	Export sales by region

The following table includes our sales made directly to unaffiliated customers (the final customers) as well as our sales made to Votorantrade N.V. and related parties (also a member of the Votorantim Group) to the final customers. Sales are classified by region based on the location of the customer.

	2006		2005		2004

	Paper	Pulp	Paper	Pulp	Paper	Pulp

Europe	54	292	50	243	45	164
Middle East and Asia	5	127	10	120	9	150
North America	57	46	54	39	53	37
South America, other than Brazil	49		44		33
Africa	2		5	1	4	3

	167	465	163	403	144	354

17	Shareholders’ Equity

Our by-laws require that we pay a dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. Preferred shareholders are entitled to receive a dividend per share 10% higher than that paid to common shareholders. In 2006, 2005 and 2004 we paid dividends in excess of the mandatory amount.

The preferred shareholders may not vote at shareholders meetings but have priority in repayment of their capital, in the case of liquidation.

In accordance with the Brazilian Corporate Law and our by-laws we are required to make annual appropriations to certain reserves (“Appropriated retained earnings”). These comprise mainly (a) 5% of the net income in our statutory accounts which must be transferred to a legal reserve until such reserve reaches 20% of our share capital and (b) appropriation to an investment incentive reserve of an amount equal to income tax abatements related to income generated from investments in certain underdeveloped regions of Brazil. The legal and investment incentives reserves cannot be used to distribute dividends to our shareholders.

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

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

The devaluation of the Real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the Real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the Real results in net foreign exchange losses which are included in the statement of income determined under Brazilian GAAP and which reduces the amount of unappropriated earnings available for distribution. Brazilian law permits the payment of dividends only in Reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP. At December 31, 2006, we had unappropriated retained earnings of R$ 1,761 million (2005 - R$ 1,469 million) in our statutory books, equivalent, at the exchange rate at December 31, 2006, to US$ 824 (2005 - US$ 628).

Dividends paid per shares in U.S. dollars were as follows:

	2006	2005	2004

Preferred	0.80	0.45	0.58
Common	0.72	0.41	0.52

In accordance with VCP’s dividend policy, VCP intends to pay dividends and/or interest attributable to capital based on 60% of its “free operating cash flow”. Free operating cash flow is expected to be an amount equal to net income, as adjusted by the sum of (1) non – cash items such as depreciation, amortization, unrealized foreign exchange gains (losses) and equity gain (loss) of affiliate, and (2) net financial income (expense) and income and social contribution taxes effectively paid, and reduced by (3) the sum of changes in working capital required in the business and capital expenditures. The computation is based upon VCP’s financial statements prepared in accordance with Brazilian GAAP.

On October 18, 2004, the Extraordinary General Meeting approved the following proposals:

(i) an increase of subscribed capital stock, from US$ 1,320 to US$ 1,838, by means of capitalization of part of unappropriated retained earnings without issue of new shares; (ii) a reverse stock split dividing the entire subscribed capital of the Company, by 200 resulting in 191,613,498 shares, of which 105,702,452 are shares of common stock and 85,911,046 are shares of preferred stock; and  (iii) a reverse split of our American Depositary Shares - ADSs traded on the New York Stock Exchange, each of which had previously represented 500 preferred shares, to represent one preferred share per ADS.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

18	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, held-to-maturity investments, available for sales securities, trade receivables, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and available for sales securities by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the USA and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

19	Financial Income and Financial Expense

	2006	2005	2004

Financial income
Gain on:
Available for sale securities	62	22
Held-to-maturity securities		13	15
Reversal of contingency provision (Note 15 (a)(iv))	47
Interest income on cash equivalents	37	32	39
Other (including taxes) and present value adjustment	16	5	(18)
Interest income on credit sales	4	7	4

	166	79	40

Financial expenses
Interest and charges on U.S. dollar debt	91	62	39
Interest and charges on Real debt	15	16	16
Tax on checking accounts - CPMF	9	10	7
Indexation and interest charges on contingencies	6	17
Other	27	14	7

	148	119	69

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

20	Retirement benefits

(a)	Defined contribution plan

In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we match the employee’s contribution limited to 1.5% of the employee’s compensation. For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation. At our option we may also make additional contributions. Our contributions vest in varying percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service. Our contributions were US$ 3 in 2006, US$ 2 in 2005 and US$ 2 in 2004.

(b)	Post-retirement benefits

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility we share with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the year ended December 31, 2006 and 2005 amounted to, US$ 1 and US$ 1, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 24 at December 31, 2006 and US$ 21 at December 31, 2005.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2006. The discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 8.5% as of December 31, 2006. The assumed weighted annual average rate of increase in health care cost trend on covered changes was 3.0% as of December 31, 2006.

Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 24.

	2006	2005

	Percentage	Percentage
Weighted-average assumptions as of December 31, 2006
Discount rate	8.5	8.5
Health care cost trend on covered changes	3.0	3.0

	US$	US$

Components of net periodic benefit cost for 2007
Interest cost	3	2
Total net periodic benefit cost (benefit)	3	2

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
In millions of U.S. dollars, unless otherwise stated

It has been assumed, for measurement purposes, that health care cost trends for 2007 will not be considerably different from 2006. Our actuaries are unable to project the direction and pattern of changes in both the assumed and ultimate trend rates, nor can they estimate when the rates are expected to be achieved. A one-percentage-point change in assumed health care cost trend rates would have the following effects in 2006 (all other assumptions have been held constant):

	One- percentage- point increase	One- percentage- point decrease

Sensitivity of retiree welfare results
On total service and interest cost components	0.3	(0.3)
On post-retirement benefit obligation	2.7	(2.5)

21	Subsequent Events

On January 2, 2007, the Company transferred to a new entity, LA Celulose e Papel Ltda. (“LA”), the net assets, including timberland, of its pulp and paper plant located in the city of Luiz Antonio (state of São Paulo).

LA was created by the Company specifically to give effect to the asset exchange transaction that is expected to be concluded by February 1, 2007, upon the completion of certain procedures agreed between the parties (Note 4(b)).

*           *          *