Form 20-F
period 2007-12-31
VOTORANTIM PULP & PAPER INC
filed 2008-01-31
CIK 1110649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-15018

Votorantim Celulose e Papel S.A.
(Exact name of Registrant as specified in its charter)

Votorantim Pulp and Paper Inc.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Alameda Santos, 1357, 6th floor
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Preferred Stock	New York Stock Exchange

* Not for trading purposes but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those preferred shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of stock of Votorantim Celulose e Papel S.A. as of December 31, 2007:
105,702,452	Shares of Common Stock
98,443,055	Shares of Preferred Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No

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
Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☑    Accelerated Filer ☐    Non-accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐    Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

i

INTRODUCTION

All references in this annual report to:

•	“VCP,” “we,” “our” and “us” are to Votorantim Celulose e Papel S.A. and its consolidated subsidiaries (unless the context otherwise requires);

•	“Votorantim group” are to the group of companies, including VCP, controlled by the Ermírio de Moraes family;

•
“Votorantim Investimentos Industriais ”, or “VID,” are to our immediate parent company and the holding company of the Votorantim Group; Votorantim Participações S.A. or “VPAR” controls three areas of the Group’s business: Votorantim Industrial, Votorantim Finance and Votorantim New Businesses, each of them containing one or more business units;

•	“BNDESPAR” are to BNDES Participações S.A. - BNDESPAR, a wholly owned subsidiary of BNDES, the Brazilian economic and social development bank owned by the Brazilian federal government;

•	“Nova” are to Nova HPI Participações Ltda., a company of the Votorantim group;

•	“the Ermírio de Moraes family” are to the families of Antonio Ermírio de Moraes, Ermírio Pereira de Moraes, Maria Helena de Moraes Scripilliti and José Ermírio de Moraes (in memoriam);

•	the “Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“US$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“ton” are to one metric ton (1,000 kilograms). One kilogram equals approximately 2.2 pounds;

•	“BEKP” are to bleached eucalyptus kraft pulp;

•	“ADSs” are to our American Depositary Shares, each one of our ações preferenciais, or preferred shares;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

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

The commercial selling rate in Brazil is used in this annual report rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this annual report. The U.S. dollar equivalent information presented in the annual report should not be construed as implying that the real amounts represent or could have been or could be converted into U.S. dollars at these or any other rate See “Item 3—Key Information—Selected Financial Data—Exchange Rates” for information regarding exchange rates applicable to the Brazilian currency since 2003.

We have prepared our consolidated financial statements included in this annual report in conformity with generally accepted accounting principles in the United States, or U.S. GAAP. Our reporting currency in this annual report for all periods is the U.S. dollar.

We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp and paper industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from reports published by BRACELPA — Associação Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), RISI, PPPC, which is a monthly report on the pulp markets, and Hawking Wright, a specialized consulting firm in the pulp market. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

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

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward looking information, events and circumstances discussed in this annual report might not occur and are not guarantees of future performance. Our actual results and performance could differ substantially.

 PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

We maintain our books and records in reais, which are the basis for our statutory financial statements, prepared as prescribed under Law No. 6,404/76, as amended, known as the Brazilian corporate law, and used to determine income taxes and mandatory minimum dividend calculations. The statutory financial statements (not included in this annual report) are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on the Brazilian corporate law, the rules and regulations of the CVM, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil, the Brazilian Institute of Independent Accountants, or IBRACON. We have also prepared consolidated balance sheets at December 31, 2007 and 2006 and the related consolidated statements of income, cash flows and changes in shareholders’ equity for the years ended December 31, 2007, 2006 and 2005, all stated in U.S. dollars in accordance with U.S. GAAP. Our U.S. GAAP financial statements are included in this annual report. The selected financial information at and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are derived from our audited U.S. GAAP financial statements.

The following table presents a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements, including the notes thereto, included elsewhere in this annual report.

	For the Years Ended December 31,
	2007		2006		2005		2004		2003
	(U.S. dollars in millions, unless otherwise indicated)
STATEMENT OF INCOME DATA
Net operating revenues:
Domestic sales	US$	709	US$	685	US$	564	US$	512	US$	443
Export sales		624		632		566		498		373
Total net operating revenues		1,333		1,317		1,130		1,010		816
Operating costs and expenses:
Cost of sales		887		813		654		518		421
Selling, marketing, general and administrative		202		199		193		161		115
Gain on exchange of assets, net		(955)		—		—		—		—
Other, net		13		20		36		6		12
Total		147		1,032		883		685		548
Operating income		1,186		285		247		325		268
Non-operating income (expenses):
Financial income (expenses), net		91		18		(40)		(29)		(6)
Foreign exchange gain (loss) and unrealized gain (loss) on swap, net		214		(4)		(5)		12		(14)
Total		305		14		(45)		(17)		(20)
Income before taxes on income and equity in affiliates		1,491		299		202		308		248
Income tax (expense) benefit		(56)		(4)		8		(36)		(23)
Deferred income tax expense on gain on exchange of assets		(327)		—		—		—		—
Income before equity in affiliates		1,108		295		210		272		225
Equity in earnings (losses) of affiliates		113		77		54		31		19
Net income	US$	1,221	US$	372	US$	264	US$	303	US$	244
Net income applicable to preferred stock	US$	618	US$	188	US$	124	US$	143	US$	115
Net income applicable to common stock		603		184		140		160		129
Net income	US$	1,221	US$	372	US$	264	US$	303	US$	244
Basic an diluted earnings per share or ADR (in U.S. dollars):(1)
Preferred	US$	6.28	US$	1.97	US$	1.46	US$	1.67	US$	1.34
Common		5.71		1.79		1.33		1.51		1.22
Weighted average number of shares outstanding (in thousands):
Preferred		98,444		92,240		85,451		85,773		85,510
Common		105,702		105,702		105,702		105,702		105,702
Dividends and interest attributable to capital per share (in U.S. dollars):(2)
Preferred	US$	0.70	US$	0.80	US$	0.45	US$	0.58	US$	0.22
Common		0.64		0.72		0.41		0.52		0.20

	As at December 31,
	2007		2006		2005		2004			2003
	(U.S. dollars in millions)
BALANCE SHEET DATA
Cash and cash equivalents	US$	565	US$	405	US$	261	US$	151	US	$290
Available for sale securities		176		365		446		—		—
Held-to-maturity investments(3)		—		—		—		278		303
Property, plant and equipment, net		3,916		1,945		1,758		1,443		1,202
Investment in affiliates, including goodwill		1,009		900		596		249		245
Total assets		6,405		4,404		3,731		2,644		2,468
Short-term debt(4)		211		242		132		79		48
Long-term debt, including current portion		1,353		1,299		1,364		866		1,098
Shareholders’ equity		3,883		2,275		1,737		1,498		1,185

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(U.S. dollars in millions, except for percentages)
OTHER FINANCIAL DATA
Gross margin	33.5%	38.3%	42.1%	48.7%	48.4%
Operating margin(5)	89.0%	21.6%	21.9%	32.2%	32.8%
Capital expenditures(6)	353	248	247	218	165
Acquisition of interest in equity affiliate(7)	—	36	275	—	—
Depreciation and depletion	143	193	117	89	72
Cash flow provided by (used in):
Operating activities	333	382	234	277	238
Investing activities	(145)	(113)	(626)	(170)	(97)
Financing activities	(113)	(107)	505	(258)	39

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
OPERATIONAL DATA
Number of employees (at year end)(8)	2,855	3,498	3,620	3,624	3,702
Nominal production capacity (thousand metric tons):
Pulp	1,415	1,480	1,400	1,400	1,150
Paper	365	640	635	610	580
Sales volumes (thousand metric tons):	1,597	1,611	1,493	1,459	1,175
Domestic market:	630	591	506	515	477
Market pulp	228	109	80	80	77
Paper	402	482	426	435	400
Printing and writing	287	371	331	338	313
Other specialty papers(9)	115	111	95	97	87
International market:	967	1,020	987	944	698
Market pulp	870	832	787	764	530
Paper	97	188	200	180	168

(1)
Based on the weighted average number of shares outstanding for each period. Following the reverse stock split of our shares and ADSs on October 18, 2004, we have retrospectively adjusted all shares and ADS data to reflect the reverse split. For additional information on earnings per share, see Note 2(l) to our consolidated financial statements and “Item 5A—Operating Results.”

(2)
Dividends and interest attributable to capital paid per shares in U.S. dollars. Dividends and interest attributable to capital per share were adjusted to reflect the reverse stock split that occurred in October 2004.

(3)	Includes current and non-current portions.

(4)	Excludes current portion of long-term debt.

(5)	The 2007 percentage includes the non-recurring gain of US$ 955 million related to the exchange of assets.

(6)
Represents cash expenditures for acquisition of property, plant and equipment and excluding the financial income derived from Três Lagoas construction deposit trust investments in 2007 of US$124 million. Disbursements from this trust may be only for property, plant and equipment related to this project.

(7)
Includes the excess of the cost of investment over the underlying fair value of net assets on the acquisition of a 23.03% indirect interest in Ripasa S.A. Celulose e Papel (Ripasa) in 2005 for US$ 275 million. In July 2006, VCP disbursed an additional US$ 36 million to Ripasa minority preferred shareholders in settlement of their claims challenging Ripasa’s corporate restructuring. In May, 2006, shareholders of VCP, Suzano, Ripasa and Ripasa Participações S.A. (“Ripar”) approved the corporate restructuring that allowed Ripasa’s minority preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares, thus increasing VCP’s capital increased by US$168 million.

(8)
The decline in the number of employees reflects our organizational restructuring and divestments that occurred during 2007, principally in the paper assets. See “Item 4 - Information on VCP - History and Development of VCP”

(9)
Includes sales of thermal and carbonless papers, sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill (which was sold in April 2007), such as label papers, finish foil, soap wrapping papers, etc.

Exchange Rates

Fluctuations in the exchange rate of the real have had, and may continue to have, an adverse effect on our operational results and financial condition. The exchange rate, which has floated freely since 1999, is determined principally by negotiations within the Brazilian interbank market, but still may be influenced by occasional Brazilian Central Bank intervention to control unstable movements in the market-driven rate. All foreign exchange transactions are carried out through institutions authorized to operate by the Central Bank and are subject to registration with the Central Bank’s electronic registrations system.

During each year of the five year period ending December 31, 2007, the real has appreciated against the U.S. dollar 22%, 9%, 13%, 9% and 21%, respectively. At December 31, 2007, the commercial market rate for purchasing U.S. dollars was R$ 1.7713 to US$ 1.00. The real’s appreciation during this period has been due to many factors including, but not limited to, the external factors of the positive effect of trade balance surpluses on the country’s balance of payments account and the reduction in the country risk factor and the results of various internal structural adjustments to the Brazilian economy. Foreign exchange reserves have increased significantly during this period, from US$ 37 billion at January 1, 2003 to approximately US$ 182 billion at December 31, 2007.

The Brazilian government has, since 2000, and with the intent of simplification, consistently introduced significant changes to the Brazilian foreign exchange market. Recent changes have included, among others, the Brazilian National Monetary Council Resolution Number 3389 of August 4, 2006 which reduced exchange controls over exports. Exporters may now retain outside of Brazil up to 30% of the proceeds generated by exports with the remaining 70% still compulsorily remitted to Brazil and converted to Reais. Resolution 3417 of October 27, 2006 increased the maximum period for the compulsory liquidation of foreign exchange related to export transactions from 360 to 750 days.

We cannot assure you that the real will not either devalue or appreciate substantially in the near future. See “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment.” The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

	Exchange Rate of Reais per US$ 1.00
Year Ended December 31,	Low	High	Average(1)	Period-end
2003	2.8219	3.6623	3.0775	2.8892
2004	2.6544	3.2051	2.9263	2.6544
2005	2.1633	2.7621	2.4357	2.3407
2006	2.0586	2.3711	2.1751	2.1380
2007	1.7325	2.1556	1.9483	1.7713

Exchange Rate of Reais per US$ 1.00 - Month Ended	Low	High
July 31, 2007	1.8448	1.9176
August 31, 2007	1.8729	2.1124
September 30, 2007	1.8389	1.9640
October 31, 2007	1.7440	1.8284
November 30, 2007	1.7325	1.8501
December 31, 2007	1.7616	1.8233

Source: Central Bank.

(1)	Represents the daily average exchange rate during each of the relevant periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

All of these factors are beyond our control. Over the last three years, bleached eucalyptus kraft pulp (“BEKP”) or market pulp prices in the United States, Europe and Asia, respectively, have fluctuated from lows of US$ 585, US$ 550, and US$ 500 per ton on January 1, 2005, to highs of US$ 805, US$ 780, and US$ 720 per ton at December 30, 2007 in these respective regions. Such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, capacity constraints and mill closures, supply and demand of both raw materials and finished products among others. In 2007, the pulp market remained favorable with robust demand, particularly in China and Europe, and reduced supply caused by low world inventories, few capacity additions, environmental issues, a shortage of wood and closures of high cost capacity, all of which contributed to price increases in all regions of US$ 20-30 per ton.

The price of paper products, although less volatile than the price of pulp, also experiences fluctuations in response to global demand and production and fluctuations in pulp prices. Capacity adjustments have also occurred on the paper side, and in 2006 we saw paper prices increasing for several grades in the United States and Europe. For uncoated woodfree papers, international prices climbed 15% in the first six months of 2006, but declined approximately 5% in the last quarter of the year. In 2007, the prices rose 7% from January to December in North America, and within the European market prices climbed 9% in the first nine months of 2007. For a more detailed discussion of prices of pulp and paper, see “Item 4.B—Information on VCP—Business Overview—Cyclical nature of world pulp prices.”

It is possible that the market prices for pulp and paper will decline in the future or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner.

The following chart shows the historical eucalyptus pulp price fluctuations by region during 2007 (list price CIF):

 A slowdown in demand in China may adversely affect our exports.

China is an increasingly important market to us. According to the Pulp and Paper Products Council (“PPPC”), the demand for chemical and market pulp in China grew to about 8.4 million tons in 2007, a 12% increase over 2006, and represented 16% of the world pulp demand in 2007, compared to approximately 2% in 1995. China currently represents approximately 15% of our total export volume and 12% of our total sales volume, including the volume originated from Ripasa. There is no assurance that demand by China for pulp will continue its current pace of growth or that China will continue to constitute a significant part of our exports. A decline in demand by China for our products could adversely affect our exports and, therefore, our financial results.

 Changes in worldwide or regional economic activity may adversely affect both demand and price.

Demand for pulp and paper products is directly linked to overall economic activity within each market we conduct commercial operations. A decrease in the level of activity in either the worldwide or any of the regional markets we operate within could adversely affect both the demand and the price of our products and thus our financial results.

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

Traditionally, imports of pulp and paper have not provided substantial competition for us in Brazil due to, among other factors, logistical costs, tariff rates and exchange rates on those products. However, currently an appreciated real has resulted in increased imports of selected grades of paper, thus increasing competition in this product line. In addition, the Brazilian government were to decrease import tariffs, we may face a sudden additional increase in competition in the domestic market by foreign producers.

In addition, most markets are served by several suppliers, often from different countries. Many factors influence our competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals and labor, and exchange rate fluctuations. See “Item 3D—Risks Relating to Brazil—Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our preferred shares and ADSs.” Some of our competitors have greater financial and marketing resources, larger customer bases and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. In addition, downward pressure on the prices of pulp and paper by our competitors may affect our profitability.

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

We are subject to stringent federal, state and local environmental laws and regulations in Brazil governing air emissions, effluent discharges, solid wastes, odor and reforestation, and we require permits from governmental agencies for certain of our operations. Changes in these laws and regulations and/or changes in the policies and procedures used to enforce existing laws and regulations could adversely affect us. If we fail to comply with these laws, regulations and permits, we could be fined or otherwise sanctioned by regulators or our permits could be revoked, and our ability to operate could be suspended or otherwise adversely affected. In addition, noncompliance with these laws, regulations and permits could result in criminal sanctions for us and for our employees. We could also be responsible for related environmental remediation costs, which could be substantial.

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

Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our mills caused by fire, general third-party liability for accidents and operational risks, and international and domestic transportation. However, we do not maintain insurance coverage against fire, disease and other risks to our forests. The occurrence of losses or other damages not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs.

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

 We are part of a family controlled group of companies.

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

We are subject to various other risks affecting our forests and manufacturing processes, including fire, drought, disease, climate changes, strikes, post closings, shipping costs, electrical failures and factory explosions, which could have a material adverse effect on our financial results.

Risks Relating to Brazil

Brazilian economic and political conditions and perceptions of these conditions in the international market have a direct impact on our business and the market price of our preferred shares and ADSs.

Our operations are conducted in Brazil, and in 2007 we sold approximately 39% of our products in terms of volume to our customers located in Brazil. Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions in Brazil. Brazil’s gross domestic product grew by 2.3% in 2005, 2.8% in 2006 and about 5.2% in 2007, but we cannot assure you that gross domestic product will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of pulp and paper. As a result, these developments could impair our business strategies, financial condition or results of operations.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and affect other policies have included wage and price controls, currency devaluations, capital controls, and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	energy policy;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Historically, the country’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and affected the trading prices of common shares issued by companies listed on the stock exchange. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond the control of the Company could adversely affect our business, financial condition, results of operations or prospects and the market price of our preferred shares and ADSs.

Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil has, in the past, experienced extremely high rates of inflation. More recently, according to the Índice Geral de Preços-Disponibilidade Interna, or IGP-DI, a general price inflation index, the Brazilian general price inflation rates were 1%, 4% and 7.9% in 2005, 2006 and 2007, respectively. Inflation itself and certain governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy. Our cash costs and operating expenses are substantially all in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the value of the currency. If either the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase. See “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment.”

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

Our production costs and operating expenses are substantially all in reais and will generally decrease, as expressed in U.S. dollars, as a result of any devaluation of the real. If either the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real or the rate of appreciation of the U.S. dollar against the real increases more rapidly than the rate of the Brazilian inflation, then, as expressed in U.S. dollars, our operating expenses may increase. In addition, any significant devaluation of the real may produce exchange losses on unhedged debt denominated in foreign currency.

During the years 2005, 2006 and 2007 the real has appreciated against the dollar, 13%, 9% and 21%, respectively.

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

Recent speculation about, among other things, the rate of growth and the availability of credit in the United States economy has created volatility in the worldwide financial markets, including the emerging markets. Prospective negative changes in the economy in the United States may adversely affect the market price of our preferred shares and ADSs.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. Accordingly, the ability of the holders to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so may be substantially limited. The São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately US$ 1,4 trillion as of December 31, 2007, and an average daily trading volume of approximately US$ 667 million, US$ 1.1 billion and US$ 2.6 billion in 2005, 2006 and 2007 respectively. In comparison, the New York Stock Exchange had a market capitalization of approximately US$ 27 trillion as of December 31, 2007.

Because we are subject to specific rules and regulations as a Brazilian company, holders of our preferred shares or ADSs have fewer and less well- defined shareholders’ rights than investors in U.S. companies.

Our corporate affairs are governed by our by-laws and the Brazilian corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in certain other jurisdictions outside Brazil. In addition, your rights or the rights of holders of the preferred shares under the Brazilian corporate law to protect your interests relative to actions taken by our Board of Directors or the holders of common shares may be fewer and less well-defined than under the laws of other jurisdictions outside Brazil.

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

We are incorporated under the laws of the Federative Republic of Brazil under the name Votorantim Celulose e Papel S.A., as a corporation with unlimited duration. We have the legal status of a sociedade por ações, or a stock corporation, operating under the Brazilian corporate law. Our principal executive offices are located at Alameda Santos, 1357, 6th floor, 01419 908, São Paulo, SP, Brazil (telephone: 55-11-2138-4287/4261/4361). Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

At December 31, 2007, our industrial facilities consisted of one integrated pulp mill in Jacareí, state of São Paulo (integrated with our 40% stake in the joint venture with Ahlstrom Corporation (“Ahlstrom”) for the Jacareí paper mill, as discussed below), one facility exclusively dedicated to paper production in Piracicaba, state of São Paulo and a 50% stake in Ripasa Celulose e Papel, currently denominated Conpacel, located in Americana, state of São Paulo. We also have two forest bases under development in the states of Mato Grosso do Sul and Rio Grande do Sul and a Project Mill under construction in Três Lagoas, in the state of Mato Grosso do Sul. At December 31, 2007, our installed capacity was 1,415,000 tons per year of pulp and 365,000 tons per year of coated, uncoated and specialty papers with approximately 85% of our paper sales volume and 27% of our pulp sales volume are sold to the domestic market. In 2007 a number of significant transactions took place, (i) we concluded the asset swap with International Paper Investment (Holland) B.V. (“International Paper”), (ii) we sold the small scale and non-core mills of Ripasa (Embu, Cubatão and Limeira) and Mogi das Cruzes mill, (iii) we began a joint-venture with the Finnish company Ahlstrom for coated and uncoated papers in the Jacareí mill, (iv) we signed an Strategic Business Agreement (“SBA”) with Oji Paper for the technology transfer in the special papers, (v) we achieved productivity gains at Ripasa and (vi) we negotiated long-term contracts for pulp supply,in connection with the paper assets divestments. Additionally, we have received an investment-grade rating from three world’s most respected rating agencies: Standard and Poors, Fitch Rating and Moody’s. See “Item 4.A. Information on VCP - History and Development of VCP.”

We also have a paper distribution division, KSR, with an extensive product line, including graphic papers and products. We have an automated, modern warehouse system that permits efficient distribution and that is supported by a specialized transportation fleet for deliveries throughout Brazil.

Our activities began in 1988 when the Votorantim group purchased Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the state of São Paulo. We began production in 1991 after expanding and modernizing our facilities. In September 1992, the Votorantim group purchased Indústrias de Papel Simão S.A., or Papel Simão, which was listed on Bovespa. In 1995, Celpav became a subsidiary of Papel Simão, and Papel Simão changed its name to Votorantim Celulose e Papel S.A. We later transferred our operating assets to Celpav and, in July 1999, Celpav was merged into VCP.

In 1991, our annual capacity was 350,000 tons per year of pulp and 280,000 tons per year of paper. With the acquisition of Papel Simão, the Votorantim group added 220,000 tons of pulp and 250,000 tons of paper to the annual pulp and paper production capacity, respectively. Following the acquisition of Papel Simão, the Votorantim group’s combined pulp and paper operations were the third largest in Brazil in terms of sales. We further increased our pulp production capacity by 230,000 tons in 1996 with the addition of a new pulp production line at the Jacareí mill. We also added a new coater in 1996 at the Piracicaba mill, which increased our annual production capacity of thermal and carbonless paper to 40,000 tons per year and further production optimizations in 2001 raised the production capacity by 50,000 tons of pulp per year. Our annual production capacity of coated paper increased to 175,000 tons per year with the addition of a new coater at the Jacareí mill in 1997 and the addition of a new on line coater at the Piracicaba mill in 1998. As a result of these additions and other optimization projects, our paper production capacity reached 635,000 tons per year in 2005.

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

On August 14, 2000, our Board of Directors approved the Jacareí expansion, which has expanded the pulp production capacity at our Jacareí mill by approximately 570,000 metric tons, raising our total current annual installed capacity from 850,000 in 2002 to 1.4 million metric tons per year in 2005. We had invested a total of US$ 495 million in the Jacareí expansion. The government-owned development bank, Banco Nacional de Desenvolvimento Econômico e Social—BNDES, or BNDES, financed part of our investment in the Jacareí expansion. See “Item 4—Information on VCP—Property, Plant and Equipment—Expansions.”

On October 3, 2001, we purchased 28.0% of the voting shares (representing 12.35% of the total capital) of Aracruz Celulose S.A., or Aracruz, from the Mondi Group, for approximately US$ 370 million. Aracruz is a Brazilian pulp exporter whose ADSs trade on the New York Stock Exchange under the symbol “ARA.” We acquired our interest in Aracruz in order to increase our exposure to the international pulp market, and we accounted for this investment under the equity method. We incorporated Newark Financial Inc. (“Newark”) to enable us to acquire our interest in Aracruz and we financed this acquisition with a bridge loan in the amount of US$ 370 million in 2001, which was refinanced in May 2002 with a US$ 380 million syndicated loan and fully paid in 2005. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.” Our acquisition of 28% of Aracruz’s voting shares was unconditionally approved by the Conselho Administrativo de Defesa Econômica, known as CADE, the Brazilian antitrust regulator, on November 25, 2003. We reduced the book value of our investment in Aracruz to an amount equal to the market value of Aracruz ADRs at December 31, 2002. The impairment provision of US$ 136 million was determined based on the market price of US$ 18.56 per each Aracruz ADRs on December 31, 2002, and the amount was charged directly to income. On December 31, 2007 and 2006 the market price for each Aracruz ADR was US$ 74.35 and US$ 61.21, respectively.

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

On December 1, 2001, VCP Exportadora e Participações S.A., or VCP Exportadora, incorporated in April 2001, indirectly acquired VCP North America Inc., incorporated in Delaware, United States, or VCP North America, and VCP Trading N.V. incorporated in Curaçao, or VCP Trading, from Votorantim International Holding N.V., for US$ 50,000 and US$ 30,000, respectively, for the purpose of centralizing our commercial operations in VCP Exportadora.

In January 2002, we incorporated VCP Florestal, which assumed all of the assets and liabilities relating to our forestry operations. In March 2002, we incorporated VCP Overseas Holding KfT, or Overseas Holding, our wholly owned subsidiary incorporated in Hungary. In June 2002, we incorporated St. Helen Holding III, B.V., located in Curaçao.

In February 2003, Arapar S.A. and Lorentzen Empreendimentos S.A., collectively Grupo Lorentzen, on the one hand, and SODEPA, on the other hand, as shareholders of Aracruz, entered into an agreement pursuant to which each party agreed not to sell their respective shareholding in Aracruz without the consent of the other.

In November 2004, we signed an agreement with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, for the acquisition of the common and preferred stock of Ripasa S.A. Celulose e Papel, or Ripasa. On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest - 38.80%) indirect interest in the voting capital and 46.06% (our interest - 23.03%) indirect interest in the total capital of Ripasa, for US$ 275 million. A purchase option was also signed for the option to purchase common shares and preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, respectively and to be exercised within six years, for a total current amount of US$ 179 million.

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

On July 20, 2005, VCP and Suzano announced a proposed corporate restructuring to be implemented in Ripasa, which would allow that company’s minority shareholders (around 1,300 shareholders) to migrate to VCP and Suzano. This restructuring was examined by the CVM, which did not object to or restrict its realization; however, the restructuring was suspended by judicial decision. Given the potentially lengthy period of delay to reach a favorable outcome and the fact that the synergies generated by the acquisition of Ripasa were not being fully realized, on April 26, 2006, VCP and Suzano, in order to settle the judicial action and implement the restructuring, entered into an agreement with the group of Ripasa’s preferred shareholders, who had brought the action to block the acquisition. Ripasa’s minority shareholders received shares of VCP and Suzano plus a complementary amount in cash equivalent to R$ 1.0712 for each Ripasa preferred share in their possession on the date of registration. Ripasa’s restructuring was concluded and, in September 2006, VCP and Suzano started to sell Americana’s unit products as a pre-consortium stage whereby each party purchases 50% of Ripasa’s production and resells it within its own distribution channels. In August 2007, the Brazilian anti-trust authority (CADE) approved the Ripasa purchase with minor restrictions. We are still waiting for the Brazilian tax authorities’ approval to transform Ripasa’s unit of Americana into a consortium (Conpacel). See “Competition” for more details about the Ripasa transaction.

Following the corporate restructuring, the said call options and the put option of certain former controlling shareholders of Ripasa, were modified to substitute the Ripasa shares for shares in VCP and Suzano as those former Ripasa minority shareholders had exchanged their shares for shares in VCP and Suzano. Accordingly, VCP has a call option to acquire 3,124,139 of its own non-redeemable preferred shares during a twelve-month period starting on March 31, 2010. At December 31, 2007, the total updated amount was US$ 358 million for both VCP and Suzano interests. The former shareholders of Ripasa, now shareholders of VCP, who are party to the agreement, have a put option which may require VCP to acquire all their non-redeemable preferred shares during a period of five years through March 31, 2010. Pursuant to the agreement, as a required condition precedent, the put/call options can only be exercised if the underlying shares are free of liens and encumbrances. For more information on the call and put options, see Note 4(a) to our financial statements.

In November 2005, we announced the beginning of the social and environmental licensing process for the implementation of a bleached eucalyptus pulp factory to be built in Rio Grande do Sul. If implemented, this unit will occupy an area of approximately 450 to 500 hectares, located in the region of Rio Grande-Pelotas-Arroio Grande. Overall nominal capacity is expected to be 1.3 million tons of pulp per year. We are progressing on the environmental licensing and the project should be submitted to the Board of Directors approval by 2009, after which the basic engineering and the technical proposals should be developed.

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

In September, 2006, International Paper, a wholly owned subsidiary of International Paper Company, and VCP entered into an Exchange Agreement (the “Exchange Agreement”). Pursuant to the terms of the Exchange Agreement, International Paper agreed to exchange its pulp mill project (the “Project Mill”) being developed in Três Lagoas, state of Mato Grosso do Sul, Brazil (together with approximately 100,000 hectares of surrounding forestlands) for VCP’s Luiz Antonio pulp and uncoated paper mill and approximately 60,000 hectares of forestlands located in the state of São Paulo, Brazil. International Paper has already fully funded the Project mill as stated at the exchange asset date in the amount of US $1.15 billion for the mill construction. Pursuant to an amendment to the agreement, all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. This financial income in 2007 totaled US$ 124 million.

On January 2, 2007, VCP created a new subsidiary, LA Celulose e Papel Ltda. (“LA”), as part of the asset exchange agreement with International Paper. This wholly owned subsidiary has no significant assets or liabilities. On January 2, 2007, VCP transferred to LA the assets of the Luiz Antonio mill and related forests. On February 1, 2007, VCP transferred LA to International Paper and received Chamflora (then an International Paper subsidiary) in exchange. Chamflora had previously contracted an internationally recognized engineering and construction company, Pöyry Engenharia (“Pöyry”), on an EPC Engineering, Procurement and Construction, or EPC, basis to build the Três Lagoas mill as a turn-key project. Chamflora has already paid Pöyry for the EPC, which had in turn transferred to a commercial bank acting as the Trustee Bank (“Trustee”) the corresponding funding of this project. These resources have been and will continue to be disbursed by the Trustee in accordance with the physical construction schedule of the project, which also contemplates the orders with third parties to supply equipment and services being rendered in Três Lagoas to Chamflora. Effective February 1, 2007, and with the completion of the asset exchange, Chamflora’s name was changed to VCP Mato Grosso do Sul Celulose Ltda. (VCP-MS), and is accounting for these EPC disbursements as a “Construction in Progress”. Upon the completion of the construction and start-up of the mill, these costs will be transferred to the appropriate fixed assets accounts. Additionally, pursuant an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. See Item 4C “Organizational Structure” and Item 10.C “Additional Information—Material Contracts.”

A third party, Pöyry, was contracted in 2006 by International Paper's subsidiary (now denominated VCP-MS) as a project manager for the project mill construction. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. Pöyry will earn a management fee and will bear the construction risks and will be entitled to any surpluses or be responsible for shortfalls.

The Luiz Antonio mill produces 355,000 metric tons of uncoated papers and 100,000 metric tons of market pulp annually. The 100,000 metric tonnes of market pulp will be supplied to VCP, for its use in other facilities, on competitive terms under a long-term supply agreement. The Três Lagoas project mill is expected to be completed in May 2009 and to have a nominal capacity of 1,300,000 tons of market pulp per annum.

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

In November 2006, Fitch Ratings has assigned ‘BBB-’ foreign and local currency issuer default ratings (IDRs), and investment grade rating, to the Company. According to Fitch Ratings, the rating outlook is stable. VCP’s ratings are supported by its strong business position and solid financial profile. The rating confirms our strategy to diversify our products and markets, maintaining competitive costs and the commitment with business sustainability.

In February 2007, we concluded the exchange of our industrial and forestry assets located in the city of Luiz Antonio (state of São Paulo) for International Paper’s pulp mill project and forestry assets located in Três Lagoas (state of Mato Grosso do Sul), which are held by our wholly owned subsidiary VCP-MS.

Also in February 2007 we announced the sale to Suzano of our 50% interest in the Ripasa unit located at Embu, in the municipality of São Paulo, as part of the Ripasa reorganization. The Embu unit was valued at US$ 40 million, so our 50% indirect interest totaled US$ 20 million. The closing date of the divestment was on March 30, 2007. This transaction was in line with our strategic plan to divest Ripasa’s non-strategic units. The Embu unit had a production capacity of 48,000 tons per year of cardboard.

In May 2007, we announced an intended joint venture agreement with the Finnish company Ahlstrom for the paper production in our facility located in Jacareí, state of São Paulo. The agreement was concluded in September 2007 and Ahlstrom acquired a 60% interest of this new joint venture for the paper assets in Jacareí mill, denominated Ahlstrom VCP Indústria de Papéis Especiais S.A. (“Ahlstrom VCP”) with an option to purchase the remaining 40% within two years.

The specialty papers produced at the Jacareí mill are primarily directed to the labeling applications and flexible packaging markets, in which Ahlstrom will reinforce its worldwide leadership position. The paper assets of the joint venture have an annual production capacity of approximately 105,000 tons per year of uncoated wood-free papers, with capacity to convert up to 80,000 tons per year of coated papers. The parties also signed a long-term agreement whereby VCP will supply eucalyptus pulp, utilities and other services to the joint venture operations at the Jacareí mill at competitive prices.

Under the terms of the agreement, Ahlstrom has an option to purchase an additional 20% and, at a later stage, the remaining 20% of the shares in the joint venture held by VCP, whereas VCP has an option to sell the same number of shares at the same time. The first option can be exercised at any time from the beginning of the second year of the venture’s operations through the end of that year. This first option allows VCP to sell and/or Ahlstrom to buy 20% of VCP’s interest for the equivalent of US$ 38 million in reais. The second option can be exercised at any time between the beginning of the third year of operations and terminates at the end of the fourth year of operations. This option allows VCP to sell and/or Ahlstrom to buy the remaining 20% of its interest (if the first option has been exercised) or the remaining 40% (if the first option has not been exercised). The price of this second option will be calculated based on a formula determined in the contract such that the total amount to be paid for the 100% interest will not be less than US$ 165 million and not be higher than US$ 190 million. See Item 4C “Organizational Structure” and Item 10.C “Additional Information - Material Contracts.”

In May, 2007 Standard & Poor’s Ratings Services (S&P) upgraded our foreign and local currency global scale corporate credit rating to “BBB” from “BBB-,” strengthening our position within the investment grade rating category. The outlook is stable. The rating reflects our solid and long-standing track record of financial performance coupled with the reduced country risks and better economic prospects for Brazil. The upgrade is also supported by the steady ongoing and increasing export base of our company which guarantees its strong capacity to service debt and which should be strengthened by the relevant cash generation originated from the Três Lagoas project from 2009 onwards. Additionally, the Brazilian forest product industry shows positive long-term trends in which we have a highly competitive position, with one of the lowest pulp production costs in the world, and contributing to prudent growth prospects through organic expansions.

In June 2007, we redifined the scope of the pulp project mill now under construction in Três Lagoas, state of Mato Grosso do Sul, by increasing the nominal capacity from 900,000 tons to 1,300,000 tons per year of bleached eucalyptus pulp with a total estimated cost for the mill of approximately US$ 1.5 billion. The capacity and value of the project were redefined due to three factors: (i) changes in market conditions such as commodities and international price increases, especially for metals; (ii) currency appreciation over the US dollar; and (iii) strong demand for equipment in every sector of the economy. The resulting capacity increase will result in the plant being more competitive and the optimization of the investment per metric ton. We believe that the pulp project mill in Três Lagoas, in the state of Mato Grosso do Sul, has a potential for a future second phase expansion.

In August 2007 we and Suzano announced, as part of the Ripasa reorganization, the sale of our respective interests in the Ripasa’s units located in Cubatão and Limeira, to MD Papéis LTDA for a total of US$ 65 million. The closing of the transaction occurred in November 2007. The Cubatão unit has a production capacity of approximately 61,000 tons per year of graphic, editorial and special printing and writing papers. The Limeira unit has a production capacity of approximately 58,000 tons per year of cardboard. This transaction concluded the restructuring process of Ripasa.

Also in August 2007 we announced the execution of a long term SBA with Oji Paper. The agreement will allow us to further our offering of thermal paper technologies in Brazil and the region of Latin America, while allowing Oji to expand its worldwide presence as a market leader in thermal technology. Through the execution of the SBA, we will be able to draw on the technologies of Oji as well as its global subsidiaries including the technology of Kanzaki Specialty Papers, Inc, (KSP) Kanzan Spezialpapiere GmbH (Kanzan) and Oji Paper Thailand Ltd. (OPT). Going forward, we will be prepared to meet the growing demands of an expanding market by drawing on the technological process of Oji Paper globally. The SBA agreement coupled with the expansion of our Piracicaba mill will permit the continuation of enhanced quality and improved value to our customers.

On August 9, 2007, the Administrative Council for Economic Defense (CADE) approved with minor restrictions relating to Corporate Governance and free competition, the acquisition of RIPASA by VCP and Suzano, announced in 2004. Approval is still pending from tax authorities to convert the Americana mill production unit into a consortium (Conpacel).

In October 2007, Moody’s assigned issuer ratings of Baa3 on its global scale and Aa1.br on its Brazilian national scale to VCP, an investment grade rating category. The ratings outlook was stable. According to Moody’s, the ratings reflect primarily our position as one of the lowest cost pulp producers globally based on a long-term sustainable business model, depicted by structural cost advantages against most international peers, including substantial self-sufficiency in wood fiber and electricity, and efficient logistics. The stable outlook reflects Moody’s view that our company will remain a global cost-competitive pulp producer over the near term, and will prudently manage its capital structure during its expansion program while simultaneously maintaining healthy liquidity levels.

In October 2007, our subsidiary VCP-MS signed an agreement with ALL - América Latina Logística S.A (“ALL”) for ALL to provide transport services for more than 1 million tons per year of pulp from Três Lagoas to the port of Santos for a twenty-year term beginning in 2009. The agreement provides primarily for (i) railway transportation service from the facility to the port of the pulp volume produced in Três Lagoas; (ii) construction of a railway spur line connecting ALL’s main rail line to the facility; and (iii) investments by both companies for wagons, locomotives and permanent railway infrastructure.

Capital Expenditures

Our capital expenditures disbursements totaled US$ 353 million in 2007, US$ 248 million in 2006 and US$ 247 million in 2005. We expect our capital expenditure to be US$ 583 million in 2008. The increase in capital expenditures from 2006 to 2007 was mainly due to continued large investments in a new forest reserve (land acquisition and plantation) in Rio Grande do Sul State, in the south of Brazil, and plantation and additional land acquisition for the pulp project mill in Três Lagoas, state of Mato Grosso do Sul acquired by exchange in 2007. These expenditures for land acquisition and forestry plantation not only reduce our dependence on raw materials from third parties, but also assure our supply of raw materials for current or eventual expansion of our pulp mill capacity.

We believe that our participation in Ripasa as a production unit, with 50% of volumes being sold by VCP, the corresponding synergies and our prior investments in our own facilities will allow us to continue to grow and continue to implement our business plan.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2007		2006		2005
	(in US$ millions)
Expansion	US$	67	US$	47	US$	32
Forests (includes land purchase)		216		116		131
Improvements/modernization		12		33		35
Other (includes maintenance and information technology)		58		52		49
Total	US$	353	US$	248	US$	247

If we consider our 50% stake in Ripasa, we have an additional capital expenditure of US$ 57 million, primarily related to the expansion of the pulp capacity of the mill (Project P630), increasing our total capital expenditure for 2007 to US$ 410 million.

The following table shows the estimated breakdown of planned capital expenditures during 2008, which is expected to be financed by cash generated from operations and by existing cash:

US$ in millions
Expansion projects	$247
Forests (includes land purchase)	281
Improvements/modernization	13
Other (includes maintenance and information technology)	42
Total	$583

If we consider our 50% stake in Ripasa, US$ 47 million, we have for 2008 a total capital expenditure amounting to US$ 629 million. Planned land acquisition and forestry plantation in 2008 will occur principally in Rio Grande do Sul and Mato Grosso do Sul states. Disbursements for expansion will be principally related to the capacity expansion of the Três Lagoas mill, currently under construction, including US$ 129 million for the Três Lagoas mill related mostly to costs associated with the increase in nominal capacity and similar matters. Disbursements from the construction trust account for the initial project are not included within these amounts.

B.	Business Overview

We are one of the largest pulp and paper products companies in Brazil and among the leading Brazilian producer of wood-free printing and writing papers and specialty papers in terms of net operating revenue and total assets, according to Bracelpa. We produce bleached eucalyptus kraft pulp (“BEKP”), which is a high-quality variety of hardwood pulp. In 2006 and 2007 we sold approximately 63% and 80%, respectively, of our pulp production to third parties, and we use the remainder internally to manufacture a wide range of printing and writing paper products, including coated and uncoated printing and writing papers, thermal papers, carbonless papers and other specialty papers.

Operations

Our total sales volume was 1,492,527 tons in 2005, 1,611,398 tons in 2006 and 1,596,988 tons in 2007. Our net revenues were US$ 1,130 million in 2005, US$ 1,317 million in 2006 and US$ 1,333 million in 2007.

In 2007, 40% of the volume and 53% of total sales were derived from the domestic market compared to 37% and 52%, respectively, in 2006, 34% and 50% , respectively, in 2005. In the pulp market, the domestic market accounted for 21% of the sales volume and 18% of the revenues derived from pulp in 2007. In the paper market, the domestic market accounted for 80% of the sales volume and for 87% of the revenues derived from paper in 2007. The table below sets forth the percentages of our net revenues in 2007, 2006 and 2005 that correspond to the domestic and export markets and the breakdown by product of our net revenues:

	2007	2006	2005
Sales by market
Domestic	53%	52%	50%
Export	47%	48%	50%

Sales by product
Market Pulp	49%	39%	39%
Paper	51%	61%	61%

In 2007, we produced 1,394,370 tons of eucalyptus pulp compared to 1,444,480 tons in 2006 and 1,372,197 tons in 2005. In 2007, we sold 1,097,652 tons of this production as market pulp to third-party producers and we used the remainder to manufacture paper products. Our production and related U.S. dollar based exports of pulp also increased during 2007. We sold US$ 439 million in 2005, US$ 520 million in 2006 and US$ 657 million in 2007. The increase in our market pulp revenues from 2005 to 2007 was mainly due to the debottlenecking of the new pulp line and the divestiture process the company has been through releasing part of the pulp used as integrated to market pulp. See “Item 4—Information on VCP—History and Development of VCP.”

In 2007, our sales volume of paper products decreased to 499,336 tons from 669,593 tons in 2006. This decrease in sales volume is mainly due to the divestiture process in which the company has begun focusing more on pulp and continuing to shift our paper sales mix toward higher margin products. Uncoated and coated printing and writing paper sales accounted for 64% of our total paper products revenues in 2007 and 72% of our total paper products revenues in 2006. The remainder of our revenues from paper products in 2006 and 2005 were made up of sales of special and chemical (thermal and carbonless) paper, accounting for 36% in 2007 and 28% in 2006 of paper sales. Our printing and writing papers are used for a variety of business supplies, including notebooks, books, continuous forms, labels, brochures and magazines. Our market share in Brazil in 2007, based on data from Bracelpa, was 32% for coated papers, 15% for uncoated cut-size papers and 12% for uncoated offset papers. We sold 20% of our total printing and writing paper sales volume outside of Brazil in 2007 (30% in 2006).

Our Ownership Structure

We are part of the Votorantim group, one of the largest privately held Brazilian groups of companies. The Votorantim group was founded in 1918 by Senator José Ermírio de Moraes and is controlled by the Ermírio de Moraes family. The three core businesses of the Votorantim group are cement, aluminum and pulp and paper. The Votorantim group is also involved in other industries, including metallurgy, financial services, chemicals and agribusiness. The following chart shows our ownership structure and principal subsidiaries as of December 31, 2007 (see “Item 4.c.—Organizational Structure” for the total economic structure of VCP):

VCP’s immediate parent company is VID, which in turn is ultimately controlled by VPAR, which in turn is controlled by Hejoassu Administração Ltda., which is controlled by the Ermírio de Moraes family. As of December 31, 2007, our total shares outstanding were 204,145,507 (105,702,452 voting and 98,443,055 preferred).

Our Business Strategy

We intend to be one of the leaders in the pulp and paper industry, building on our competitive strengths with the aid of the Votorantim Management System (SGV - Sistema de Gestão Votorantim) in order to create sustainable value to our shareholders. The principal components of our strategy are to:

•	be an important player in the international pulp market, leveraging the structural competitive advantages in Brazil;

•	consolidate our leadership position in the growing regional market for specialty papers;

•	expand our production capacity through both mill expansion and strategic acquisitions, alliances and joint ventures to meet increased demand in both the domestic and export markets;

•	achieve sales of 6 million tons per year of market pulp and reducing the paper presence to 0.5 million tons per year of printing and writing papers by 2020; and

•	focus on Research and Development and in genetics development aided by operational efficiency and cost control programs.

Expand our presence in the international pulp market

We intend to take advantage of our competitive strengths to increase our market share in the international pulp market. In 2007, we sold approximately 80% of our market pulp tonnage outside of Brazil (88% in 2006), compared to 2% in 1996 when we began exporting. Our technology, productivity, sustainability of our forest operations and our use of cloning methods in addition to the high forest yields due to climate and soil conditions in Brazil and the short harvest cycle are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market. Investment in Aracruz and the Jacareí expansion reinforce our presence in the international pulp market. The Três Lagoas pulp mill now under construction obtained via our asset exchange with International Paper, as supported by continued investment in new forestry bases in the Brazilian states of Rio Grande do Sul and Mato Grosso do Sul, are the sources for future organic growth in the pulp business.

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

Continue to shift our paper sales mix toward higher margin products

We believe that an improved product mix with more value-added products can increase operating margins even if average paper prices do not improve significantly. In addition, these products are subject to less cyclical price variations. Therefore, we seek to increase our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers; our sales of these papers increased to approximately 60% of our net paper sales in 2007, from approximately 33% in 1997. We are producing higher margin products to replace products that Brazilian consumers previously had to import, such as labels for beer and soft drinks.

We have developed our production facilities for thermal and carbonless papers through a licensing arrangement with a leading producer in the area of chemical papers, Oji Paper, which allows us to benefit from Oji Paper’s technology. We expect to continue to benefit from an increase in domestic demand and continue to work closely with our customers to develop new products. We estimate that, since 2003, we have lost approximately 14% of our coated paper domestic market share mainly to imports, which became more competitive as the real appreciated against the U.S. dollar. We plan to take advantage of the opportunity to recover our market share if the real depreciates or stabilizes against the U.S. dollar.

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

Continue to develop state-of-the-art technology in the forest area

Technological research and improvement has made it possible to attain productivity records, together with a lesser impact on the environment. In the forest area, the gain in competitiveness is the result of an intense research program and the adoption of modern forestry practices. The genetic improvement of eucalyptus trees allowed for the plantings of clones of selected trees, resulting in higher productivity. Today, 95% of planting is done with cloned seedlings. We have achieved speed, better seedling use and quality thanks to a pioneering procedure of multiplication of clones. We use the most modern technology for planting, harvesting, storing and transporting with a completely mechanized system. Currently, wood production per hectare has reached 45-50 cubic meters, compared to 30 cubic meters recorded in 1987.

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

In February 2007, we exchanged our existing Luiz Antonio pulp and paper facility for a pulp mill project, in the state of Mato Grosso do Sul, which was mostly funded by International Paper, being built and expected to be completed in May 2009. We continue to acquire land for a new forest base in both the south and western regions of Brazil, preparing fiber supply for future growth. Between 1997 and 2007, the average annual rate of paper consumption in Brazil increased by 3.3%, reaching 8.0 million tons in 2007, as estimated by Bracelpa. In recent years, there has been a marked increase in paper consumption in Brazil. We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time.

Our Products

We produce a variety of pulp and paper products. We produce pulp both for sale (market pulp) and for use in our paper production. We sell BEKP, to both the Brazilian domestic and export market. We produce coated and uncoated printing and writing paper and other specialty/chemical papers. Within the printing and writing paper category, we produce cut-size, folio-size, and rolled products. The following table sets forth the breakdown by categories of our net operating revenues for the periods indicated:

	Years ended December 31,
	2007	2006	2005
Market Pulp	49%	39%	39%
Paper:
Uncoated (P&W/Cut Size)	19%	31%	31%
Coated	13%	13%	14%
Specialty / Chemical papers	19%	17%	16%

Pulp

Production

The following table sets forth our total hardwood pulp production, total Brazilian hardwood pulp production, and our hardwood pulp production as a percentage of total Brazilian pulp production for the periods indicated:

	Years ended December 31,
	2007		2006	2005
VCP’s production (in tons)	1,394,370		1,444,480	1,372,197
Total Brazilian production (in tons)	11,800,000	*	11,180,000	8,093,529
VCP’s production as percentage of total Brazilian production	11,8%		12.9%	17.0%

Sources: Bracelpa and VCP. Figures for Brazilian production changed due to updated reports released by Bracelpa.

(*)	Bracelpa: figure through November 2007.

Sales

In 2007, we sold 1,097,652 tons of bleached pulp as market pulp to third parties in the domestic market and outside of Brazil. We had a 26% share of the Brazilian domestic market for bleached hardwood pulp as of Bracelpa’s figures released in December 2007. In recent years, however, we have sought to increase our sales of market pulp outside of Brazil. In 2007, approximately 80% of our market pulp sales volume was to customers located outside of Brazil. The following table sets forth our sales volume of pulp to the export market by geographic region for the periods indicated:

	Year ended December 31,
	2007		2006		2005
	Tons	% of Total	Tons	% of Total	Tons	% of Total
North America	81,038	9.3	77,075	9.3	75,987	9.7
Latin America	1,685	0.2	—	—	1,608	0.2
Europe	557,610	64.1	508,489	61.1	474,484	60.3
Asia/Middle East/Oceania/Africa	229,563	26.4	246,618	29.6	234,865	29.8
Total Exports	869,897	100.0	832,182	100.0	786,944	100.0

In 2007 Santher remained our largest domestic customer of pulp, followed by the joint venture between Ahlstrom and VCP and IBEMA. UPM-Kymmene, Georgia Pacific, APP, M-Real and PKS were our largest customers of exported pulp.

Demand for our pulp has generally exceeded our production capacity even during cyclical downturns of the pulp industry, and, according to a study conducted in November 2007 by Hawkins Wright, an independent international consulting firm, the projected average demand growth in the world for bleached eucalyptus kraft pulp, or BEKP, is 8.7% per year from 2006 to 2011 (and 2.2% per year for the total white pulp demand), while the total white pulp capacity (including BEKP) projected average growth is 3.9% per year in the same period.

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

The production and sale of uncoated printing and writing papers is our major line of paper business, accounting for approximately 38% of our total net paper sales and 84% of our paper exports in 2007. The following table provides a brief description of our principal paper products and lists the facilities where they are produced:

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

In 2001, we introduced a new, more efficient production process whereby wood chips for the production of pulp are produced at plantation sites using portable chipping equipment. With these chipping machines, we are able to carry out chipping in the forest and thereby improve tree utilization and reduce noise levels at the mill. In addition, forest residues are returned directly to the plantation soil, contributing to the recycling of nutrients. Approximately 30% of the wood required for the Jacareí mill is supplied in the form of chips directly from the forest.

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

The following table sets forth our paper production, total Brazilian paper production, and our total paper production as a percentage of total Brazilian production for the periods indicated:

	Year ended December 31,
	2007		2006	2005
VCP’s production* (in tons)	423,568		611,044	602,214
Total Brazilian paper and paperboard production (in tons)	8,970,000	**	8,724,631	8,597,716
VCP’s production as percentage of total Brazilian production	4.7%		7.0%	7.0%

Sources: Bracelpa and VCP.

(*)	Considers total production paper and coater machines, excluding base paper production for coated paper.

(**)	For 2007, estimated figure from Bracelpa.

Printing and Writing Paper. According to Bracelpa, in 2007, we were Brazil’s third largest producer of uncoated offset paper and second largest producer of uncoated cut-size paper, and we ranked first in coated paper production. During 2007, we produced 348,065 tons of printing and writing paper consisting of approximately 202,115 tons of uncoated and 145,950 tons of coated paper. Our coated paper is used for a variety of purposes, including labels, inserts, brochures and magazine covers. Uses for our uncoated paper include notebooks, books and continuous forms. We produce coated and uncoated paper in reels and sheets and in cut-size paper. We currently have estimated domestic market shares of 32%, 12% and 15% in the coated, uncoated (offset) and cut-size printing and writing markets, respectively.

The following table sets forth our printing and writing paper production, total Brazilian printing and writing paper production and our production as a percentage of Brazilian production of such products for the periods indicated:

	Year ended December 31,
	2007		2006	2005
VCP’s production* (in tons)	348,065		525,476	520,294
Uncoated paper (in tons)	202,115		382,436	376,211
Coated paper (in tons)	145,950		143,040	144,083
Total Brazilian production (in tons)	2,538,000	**	2,512,956	2,414,014
VCP’s percentage of Brazilian production	13.7%		20.7%	21.6%

Sources: Bracelpa and VCP.

(*)	Considers total production paper and coater machines excluding base paper production for coated paper.

(**)	For 2007, estimated figure from Bracelpa.

Carbonless and Thermal Papers. In 2007, we produced 67,148 tons of carbonless and thermal paper at our Piracicaba production facility. We produce carbonless and thermal paper in reels and sheets for use as facsimile and medical paper as well as supermarket receipts, banking and commercial automation paper, bar code paper, toll tickets and commercial invoices.

In addition, we have a technology transfer agreement with Oji Paper pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal paper. The agreement also grants us an exclusive, non-assignable license to manufacture and sell certain thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East. This existing agreement was enhanced by the execution, in August 2007, of a long-term SBA with Oji Paper. The agreement will allow us to further expand the offering of thermal paper technologies in Brazil and the Latin America region, thereby allowing Oji to expand its worldwide presence as a market leader in thermal technology. Through the execution of the SBA, we will be able to draw on the technologies of Oji as well as their global subsidiaries including the technology of Kanzaki Specialty Papers, Inc, (KSP) Kanzan Spezialpapiere GmbH (Kanzan) and Oji Paper Thailand Ltd. (OPT). Going forward, we will be prepared to meet the growing demands of an expanding market by drawing on the technological process of Oji Paper globally. The SBA agreement coupled with the expansion of our Piracicaba mill will permit the continuation of enhanced quality and improved value to our customers.

Other Specialty Papers. Prior to the sale of Mogi das Cruzes mill in May 2007 we were one of the largest producers of specialty papers in Latin America. In 2007, we produced 8,355 tons of other specialty papers from our Mogi das Cruzes facility, including art papers for catalogues, folders, letters and envelopes and finish foil for the furniture industry. With the sale of this facility we have exited this line of paper business as part of our strategy of shifting our paper sales mix to higher margin products.

The following table sets forth our carbonless, thermal and other specialty paper production.

	Year ended December 31,
	2007	2006	2005
VCP’s carbonless and thermal paper production* (in tons)	67,148	62,466	59,386
VCP’s other specialty paper production* (in tons)	8,355	23,102	22,534
Total* (in tons)	75,503	85,568	81,920

Sources: VCP.

(*)	Consider total production paper and coater machines excluding base paper production for coated paper.

Sales

We sell our paper products in all major world markets. The following table sets forth our sales volume of paper to the export market by geographic region for the periods indicated:

	2007		2006		2005
	Tons	% of total	Tons	% of total	Tons	% of Total
North America	20,774	21.3%	59,822	31.8%	66,551	33.3%
Latin America(1)	57,883	59.4%	51,531	27.4	53,767	26.9
Europe	15,648	16.0%	62,536	33.3	61,173	30.7
Middle East/Asia/Africa/Other	3,194	3.3%	14,150	7.5	18,216	9.1
Total Exports	97,499	100.0%	188,039	100.0%	199,707	100.0%

(1)	Excluding Brazil.

The following table sets forth our domestic sales of specialty, carbonless and thermal paper, Brazilian specialty, carbonless and thermal paper sales, and our sales as a percentage of Brazilian sales for such products for the periods indicated:

	Year ended December 31,
	2007	2006	2005
VCP’s carbonless and thermal paper sales (in tons)	66,353	64,186	60,669
VCP’s other specialty paper sales(1) (in tons)	48,054	45,976	33,765
Total (in tons)	114,407	110,162	94,434

(1)	Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill (divested in May 2007).

Source: VCP

Printing and writing paper represents the largest category of paper exports from Brazil. In 2006 and 2007, we exported 187,644 tons and 97,220 tons, respectively, of printing and writing paper, which primarily consisted of uncoated paper.

The following table sets forth our exports and domestic sales of coated and uncoated papers for the periods indicated:

	Year ended December 31,
	2007		2006	2005
VCP’s exports (in tons)	97,220		187,644	199,424
Brazilian exports (in tons)	863,100	*	800,297	903,527
VCP’s percentage of Brazilian exports	11.2%		23.4%	22.1%
VCP’s domestic sales (in tons)	287,430		371,393	331,434
Brazilian market (in tons)	1,604,250	*	1,616,800	1,496,003
VCP’s percentage of Brazilian market	18.0%		23.0%	22.2%

Sources: Bracelpa and VCP.

(*)	Bracelpa: figure through November 2007.

The customer base for our paper products is diversified. None of our customers individually accounted for more than 10% of our domestic or international sales of paper products in 2007.

Raw Materials

Wood

Our pulp production is 100% based on bleached eucalyptus hardwood grown in sustainable forest plantations. We use modern technologies that enable us to obtain high product quality in producing ECF pulp and VCF pulp.

We rely exclusively on eucalyptus trees to meet our pulpwood requirements. Eucalyptus trees are among the fastest growing trees in the world. The combination of modern technology with Brazil’s climate and soil conditions permit eucalyptus tree harvest rotations of approximately seven years. The table below presents both the harvest rotation cycle and the per annum yield per hectare in Brazil as compared to those of other principal pulp producers and illustrates this competitive advantage:

Country	Harvest (years)	Yield (m3/ha/yr)
Brazil	7	45-50
Argentina	7-12	25
Chile	10-12	20-50
Indonesia	7	20-35
Australia	7	20-25
Iberia	12-15	10-12
Sweden	35-40	5.5
Finland	35-40	4
USA	25	10
Canada	45	7

Energy and chemicals

We use several sources to generate thermal and electrical energy for the pulp and paper production process, including biomass derived from wood debarking, chip screening rejects, fuel oil, natural gas and black liquor. By producing electricity internally, we realize substantial savings compared to purchasing electrical energy in the open market. In 2007, we generated approximately 82.3% (66.2% in 2006) of our energy requirements for the pulp and paper production process internally, of which 79.1% is from renewable fuels, such as biomass and black liquor, and 20.9% is from non-renewable fuels, such as fossil fuels (oil and gas). Recovery boilers recycle substantially all of the chemicals used in the pulp production process. We believe that our sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

In 2007 we purchased approximately 17.7% (34% in 2006) of our energy requirements from concessionaires, including CPFL—Companhia Paulista de Força e Luz (for the Piracicaba facility), Bandeirante (for the Jacareí facility) and Eletropaulo (for our headquarters), as well as from fuel oil and natural gas suppliers. In 2007, we began operating a new combined cycle gas turbine and heat recovery boiler in the Jacareí mill, and, consequently, reduced the global percentage of our purchased electrical energy from 34% to 17%. The new gas turbine system improved our already low dependence on external supplies of energy.

The pulp production process traditionally involved the use of elementary chlorine. In recent years, demand for pulp that is bleached with little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water. This pulp, known as elementary chlorine-free pulp, or ECF, is produced without using elementary chlorine in its bleaching process. It uses chlorine dioxide instead. As a result, we only produce ECF pulp. Our bleaching sequences are based mostly on oxygen compounds, such as oxygen, ozone and hydrogen peroxide, which are more environmentally friendly. In addition, we have developed a bleaching process referred to as Votorantim chlorine free, or VCF pulp, which utilizes a smaller amount of chlorine dioxide than the ECF process. In 2007, 100% of our pulp was produced without the use of elementary chlorine.

At December 31, 2007, we had long-term “take-or-pay” contracts with suppliers of chemical products for periods from 1 to 10 years. Our contractual obligations in connection with such contracts are US$ 58 million per year. Additionally, we have long-term “take-or-pay” contracts with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is US$ 42 million per year. See note 15(d) to our financial statements.

Water

We currently require about 26 cubic meters of water per ton of pulp and paper (32 cubic meters per ton of pulp and paper in 2006). The costs of obtaining our water were not a significant component of our total cost of raw materials in 2007. We get our water from several rivers in the state of São Paulo, Brazil, including the Paraíba do Sul, Piracicaba. We believe our average water supplies are currently adequate and that our water consumption per ton is very low; particular in the Jacareí mill because of that facility’s use of more modern technology.

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

Eco-efficiency

Our papers now emphasize eco-efficiency throughout the production process through a seal of approval that highlights the care shown regarding environmental preservation in each product sold. At the beginning of 2007, new Copimax paper packaging was introduced as a way of communicating the fully self-sustainable nature of its production. The brand furthermore showed its pioneering quality in the Brazilian market for printer and copier papers: it was the first to receive the Forest Stewardship Council (FSC) seal of approval, a worldwide recognition of products deriving from responsible forestry management and manufacturing policies. The eco-efficiency production factors also include:

•	Sustainably managed forests in the state of São Paulo, awarded FSC certification;

•	Low consumption of water to produce pulp: 30 cubic meters per ton produced;

•	Reutilization of 85% of the water in the production process;

•	84% of energy comes from renewable sources, such as biomass;

•	Reduction of the emission of greenhouse gases through control of atmospheric emissions, and the priority use of railroads and waterways for the transportation of raw materials and finished products;

•	100% of the industrial residues are treated through the 3R concept (reduce, reutilize, recycle);

•	First Brazilian company in the sector to sign the U.N.’s international Cleaner Production Declaration;

•	Socio-environmental programs that encourage the development of partners in communities.

Transportation

For wood transportation we use trucks and also the railroad. The trucks are owned and operated by independent contractors to transport wood from our forests to our production facilities. The train is operated by a private railway concession and also transports wood from our forests to a dedicated wood train terminal in the Jacareí Mill. Our forests are located an average distance of 357 kilometers from our pulp mills. We also use trucks owned and operated by third parties to transport finished pulp and paper products from our facilities to our customers in Brazil and other regions in Latin America. To the port of Santos, from which we handle 100% of our exportation products, the transport is done by train. Santos is located on the coast of the state of São Paulo approximately 150 kilometers from the Jacareí mill.

In 1998, we obtained a concession from the state government of São Paulo to operate a terminal and a warehouse in Santos under a renewable ten-year operational lease agreement with CODESP, which is the government-owned corporation that owns and operates the port. This lease was non-cancelable during the initial period and set to expire in 2007. In September 2003, an amendment to the agreement renewed it for another ten years from September 2007 to September 2017. The terminal has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs. Our yearly expense for this has been approximately US$ 0.3 million, and future annual lease payments under the CODESP lease will also be approximately US$ 0.3 million per year. There is no contingent rent under the contract. In addition, in 2001, we rented another warehouse at the terminal in Santos in anticipation of future increases of our pulp exports as a result of the Jacareí expansion. This expanded our total warehouse area in Santos to 16,020 square meters from 9,550 square meters, and our total warehouse volume capacity in Santos increased to 38,000 tons from 28,000 tons.

In December 2002, we signed a contract with MRS Logística S.A., or MRS, a private railway concession, in order to invest in a private railway from the Jacareí plant to the port of Santos to transport pulp to the port from the mill. In March 2005, we signed another contract with MRS to transport wood to our Jacareí mill and also approved an investment to construct a railway terminal to receive this wood in the Jacareí plant. The new wood terminal has been operational since October 2005 and has resulted in a significant reduction in VCP’s wood transportation costs. As part of our agreement with MRS in 2002 MRS was responsible for the reconstruction of the 27-kilometer railway and the investment in dedicated railway wagons, while we were responsible for the construction of the building of terminals inside the Jacareí plant and at the port of Santos. Total investment was approximately US$ 9.4 million and we were responsible for 50% of the costs incurred, which has been disbursed. The pulp transportation agreement also requires the transportation of a minimum tonnage, equivalent to US$ 7.4 million per year, over a ten-year period. For the wood transportation agreement, the minimum tonnage requirement is equivalent to US$ 1.3 million per year, starting in 2006. In 2007, we shipped 825,000 tons of pulp and over 120,000 tons of wood through MRS and paid US$ 11.5 million to MRS.

In 2007 we conducted a tender for the outsourcing of integrated logistics for the plants of Jacareí, Piracicaba, Ripasa and Três Lagoas for four years. This contract was awarded to Abrange Logística, a logistics operator expert that will capture economies of scale and synergies and reduce our costs. They were contracted to handle all the operational activities, from receiving the raw material to delivering the product to the final customer. This has resulted in lower costs, gains of scale, lower investment in infrastructure and greater specialization in providing services to clients. Another logistical advantage comes from KSR, a paper distribution unit which is the leader in the sector in Brazil. KSR plays a strategic role by reaching all regions of Brazil and servicing clients in areas such as printing, editorial, stationery, copying, small business, converters (forms, notebooks), newspaper and public bodies. KSR has 27 affiliates and an automated storage system which results in a fast service, supported by a specialist fleet which can make deliveries throughout Brazil.

In October 2007, our subsidiary VCP-MS signed an agreement with ALL to provide transport services for more than 1 million tons per year of pulp from Três Lagoas to the port of Santos for a twenty year term beginning in 2009. Our total investment will be approximately US$ 70 million and the object of the agreement includes primarily (i) railway transportation service from the facility to the port of the pulp volume produced in Três Lagoas; (ii) construction of a railway spur line connecting ALL’s main rail line to the facility; and (iii) investments by both companies for wagons, locomotives and permanent railway infrastructure.

The VCP unit in Três Lagoas, in the state of Mato Grosso do Sul, is the largest eucalyptus pulp facility under construction in Brazil, with a capacity of 1.3 million tons per year. The Project Mill construction is under Pöyry management and, when concluded in May 2009, will result in the state of Mato Grosso do Sul becoming a significant Brazilian pulp production center, thereby contributing to the social and economic development of the region.

In order to simplify and increase the productivity of the deliveries of pulp to our final customers in Europe, the United States and Asia, we made in 2007 a complete reassessment of the logistics set up for all those three regions. Those changes will be implemented during the year of 2008 and the main consequence is a reduction on the number of ports from 14 to 10 and logistics suppliers from 13 to 7 (ship owners and terminal operators). All those modifications will guarantee to VCP a very competitive and stable total cost to serve all offshore clients throughout the next years.

Marketing and distribution

We sell our pulp and paper products in both the domestic and export markets. In 2006 and 2007, approximately 88% and 80%, respectively, of our sales volume of market pulp and 28% and 20%, respectively, of our sales volume of paper products were made outside of Brazil. Our internal sales staff consists of 48 employees operating throughout Brazil. We also have 255 employees assigned to KSR—our paper distributor—and 80 independent sales agents. Abroad, our sales staff consists of 11 employees, operating throughout North America, Europe and Asia.

Through KSR and our internal sales staff, we focus on developing close, long-term customer relationships by meeting the customer’s specific requirements. We constantly seek to increase our understanding of our customers and their industries and to tailor our products to their specific needs. See “Item 5—Operating and Financial Review and Prospects—Research and development, patents and licenses, etc.” for a detailed description of our technology upgrades in the area of customer relationships.

Pulp

Our internal sales staff handles substantially all of our domestic market pulp sales. We sell pulp to other Brazilian paper producers, including Fábrica de Papel Santa Therezinha S.A. (a company specialized in the production of tissue and special paper) and Arjo Wiggins Ltda. (the largest producer of security and fine papers) and beginning September 2007, Ahlstrom VCP our new joint venture in the Jacareí mill. In addition, due to the expansion of the Jacareí facility, we are selling substantially more market pulp abroad. In order to distribute and market this additional market pulp, we operate our own terminal at the port of Santos. The delivery of pulp is done through proper equipment and logistics, providing high productivity in all stages of the process.

Currently, our pulp and paper products are distributed overseas through, the following wholly owned subsidiaries: VCP Overseas; Newark, a wholly owned subsidiary of VCP Exportadora; VCP North America; and VCP Trading. Effective January 2006, VCP implemented a new international sales structure, intended to streamline and integrate its growing volume of export sales. This structure included the establishment by VCP Overseas of a branch office, located in Zug, Switzerland, which is responsible for all export and sales transactions. In April 2006, for administrative and economic reasons, we merged VCP Exportadora into VCP and assumed all of the assets and liabilities relating to its export operations and also significantly reduced the involvement of the other subsidiaries mentioned above in sales activities.

In 2007, we opened our Representative Office in China, located in Shanghai to develop a closer relationship with our clients in Asia and to pursue new profitable supply agreements for our company’s future expansions.

Paper

In 2007, approximately 80% of paper sales volume and 87% of our net revenues derived from paper came from the domestic market compared to 72% and 79%, respectively, in 2006. We sell 20% of our paper products through KSR. Domestically, KSR’s distribution network consists of 27 branches, which are strategically located with warehouses used for storage purposes, and a workforce composed of 85 independent sales agents. In 2007, KSR was the segment leader in paper distribution in Brazil, with a market share of approximately 22% of the distribution sales. Through KSR, we sell our paper products to approximately 15,600 customers, including small printers, stationery stores and industrial companies throughout Brazil, as well as the Brazilian government. KSR also sells the products of other paper companies in areas where they do not compete with us, in both the export and domestic markets. As a result, we are able to offer a wide range of complementary products, with prompt delivery. In 2007, through KSR we had net revenues of US$ 151 million, representing 22% (US$ 131 million and 22%, respectively, in 2006) of our total consolidated paper sales in the domestic market.

Sales of our products to our domestic customers are for cash, credit or through a program called the vendor program. For purposes of this annual report, we have referred to our credit sales as the “non-vendor program.”

The vendor program is available to some of our domestic customers, and approximately 23% of our domestic sales in 2007 were made by this method. Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We, as the vendor, act as a guarantor under the arrangement with the bank so that the customer can take advantage of lower interest costs. The lower interest rate is a result of the bank typically looking to us, and not our individual customers, as the primary support for the credit risk. The vendor program is a means by which the bank essentially finances customers’ purchases.

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

Under the terms of our vendor program, the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 240 days. The terms of the vendor program depend on the customer’s credit rating, which is based on our own internal credit review.

Historically, the amounts we have paid on our guarantees, net of amounts recovered from customers, have been negligible. In 2007, 2006 and 2005, we recovered 100% of the amounts we paid under guarantees.

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

We estimate that for 2005, 2006 and 2007, an average of approximately 8% of our total number of regular domestic customers (approximately 22%, 22% and 23% respectively, of total domestic sales value) obtained our guarantee for their loans. Our vendor program exposure was US$ 57 million at December 31, 2005, US$ 120 million at December 31, 2006 and US$ 127 million at December 31, 2007.

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

According to preliminary information released by Hawkins Wright (an “Outlook for Market Pulp”) at November 30, 2007, world market pulp capacity should reach 54.3 million tons out of which 43% is softwood, 44% is hardwood and the remaining percentage other pulp grades. During 2007, the world’s net capacity increased by 2.26 million tons (3,000 additions and 740,000 capacity closures).

Based on 2007 preliminary figures from Bracelpa on net revenues of Brazilian pulp and/or paper producers, we were the second largest Brazilian producer, behind Aracruz. In the domestic market, with respect to market pulp, we had the largest Brazilian market share in terms of volume, with 26%.

According to Bracelpa, with respect to writing and printing uncoated paper, we were the third largest Brazilian producer in 2007 in terms of volume, producing more than Santa Maria, but less than International Paper and Suzano/Bahia Sul. In addition, in 2007, we were the leader in Brazil in the production of certain specialty papers and carbonless and thermal paper. We had a leadership position in 2007 in coated paper in Brazil with a 30% market share followed by Ripasa and Suzano. Our main competitors in carbonless and thermal paper are located outside Brazil.

During the period of 2005 to 2007 our main domestic competitors announced/concluded the following major changes in the pulp production capacity:

2005: (i) Veracel, jointly owned by Aracruz and Stora Enso, began its start-up in May. Full capacity of 1,000,000 tons of BEKP was reached before year-end; (ii) Suzano began the construction of a new 950,000,000 BEKP line with start-up expected for the second half of 2007 of its Mucuri facility.

2006: No significant events.

2007: Suzano’s Mucuri facility began its startup in September 2007.

Environmental policies

As part of our commitment to sustainable development, we are developing one of the largest forest plantations in Brazil. Annually we plan to plant approximately 60,000 hectares of Eucalyptus to supply the future pulpwood requirements of the existing and planned mills. All the forest operations are developed based on Environmental Planning in order to promote the environmental improvement of the site, looking for forestry sustainability, biodiversity and environmental sanity.

By the end of 2007, the timberland area under our control, in states of São Paulo, Rio Grande do Sul and Mato Grosso do Sul was about 480,000 hectares, of which 41% are mainly preserved as conservation areas with native vegetation. If we consider approximately 52,000 hectares associated with our 50% stake in Ripasa, we control more than 500,000 hectares. For conservation areas, environmental planning may recommend the plantation or recovery (recovery by means of natural regeneration) of native vegetation. In partnership with various universities, we conduct research and monitor the fauna and flora of the sites.

These timberlands are distributed as follows within Brazil:

	Total area (hectares)	Percentage of total area preserved as native forests and/or for environmental recovery
São Paulo	180,000	41%
Mato Grosso do Sul	189,000	33%
Rio Grande do Sul	111,000	53%
TOTAL	480,000

Our policy for quality of the environment, health and safety, based on the following principles:

•	to fulfill the needs and expectations of investors, customers, suppliers, professionals, communities and other parties involved in our business;

•	to operate responsibly and in compliance with laws, regulations and corporate commitments;

•	to ensure the integrity, qualification and career development of our employees; and

•	to provide continuous improvement in management systems and processes, including the prevention and reduction of wastes, accidents and adverse impacts on the environment.

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

The forestry operation in São Paulo is also certified as Well Managed Forest Plantation by the Forest Stewardship Council since September 2005 (Capão Bonito Region) and since December 2006 (Paraiba Valley Region).

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

A renewable licensing system was introduced in São Paulo in December 2002, according to which previously issued licenses shall be renewed upon CETESB’s convocation. The new licenses issued by CETESB under this system are valid for periods of up to six years for installation licenses and ten years for environmental licenses. The use of efficient environmental management systems and the practice of environmental auditing are taken into account by CETESB in granting longer validity terms for licenses. Our operations are subject to various environmental laws and regulations issued by these authorities, including those relating to air emissions, effluent discharges, solid waste disposal, odor and reforestation.

We have expended more financial resources to modernize our equipment, processes and environmental quality gains. In addition, we invested in environmental education, communities’ sewage treatment system and other projects. Our investments amounted to US$ 10 million in 2007, US$ 13 million in 2006 and US$ 23 million in 2005.

We cannot assure you, however, that the implementation of more stringent environmental regulations in the future will not require significant capital or other expenditures. For a description of certain legal matters relating to environment regulation, see “Item 8―Financial Information―Consolidated Statements and Other Financial Information―Legal Matters.”

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

We have received a number of administrative warnings in the past five years for isolated violations of the maximum levels for emissions or effluents, including odors. The largest payment we have made individually was related to a solid residue release that occurred on September 10, 2005, when an industrial embankment burst at the Jacareí unit and non-dangerous residues (class 2A) covered part of a road and a stream, causing reversible damage to the environment. VCP took all necessary measures to reduce the damage to the environment and community. We acted in a transparent manner by immediately notifying CETESB and other government agencies of the incident, as well as issuing a press release. We developed a project to recover the industrial embankment and to reduce the damage to the environment, representing an investment cost of approximately US$ 9 million, of which US$ 3 million were disbursed in 2005 and US$ 6 million in 2006. In 2007, an additional US$ 2 million out of US$ 4 million was disbursed. In view of continuing to invest in environmental projects, we also have a project to provide alternatives to treat solid waste disposals. We expect a total investment cost of US$ 11.6 million, of which US$ 4.5 million was disbursed in 2007 and US$ 7.1 million is expected to be disbursed in 2008. This project will be divided into four phases: composting, which will involve two phases, lake cleaning and extension of the industrial embankment.

Environmental indicators

Our operating and production processes utilize natural resources and generate liquid effluents, residual wastes and air emissions which may adversely affect the environment.

According to ecoefficiency, environmental management aims to produce the minimum waste acceptable by the environment. We believe that by using state-of-the-art technology, in conjunction with environmental management system, environmental protection becomes more efficient and it is possible to pursue the path to sustainability.

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

Our units use a two-stage process to treat the effluents generated during the production process. During the first stage, solids such as fibers, clay and carbonates are removed from the effluents. During the second stage, these solids undergo a biological treatment in which suspended and dissolved materials are broken down through the action of microorganisms. We hired a third party to evaluate the quality of the effluents generated during the production process and with the results of these analyses, we implement actions to minimize the generation of effluents and maximize the reutilization in the process. Our industrial units are developing alternatives that seek to reduce the consumption of water and the generation of effluents by optimizing the production process and increasing the reuse and recirculation of water. In Jacareí mill, the closing circuit project reached a water reutilization rate of 85%. For a description of the imposition of tariffs on river water use, see “—Raw materials—Water” above.

Solid wastes

We have identified productive uses for a portion of the solid waste generated during our pulp and paper production processes and have adopted the following programs for handling and disposal of such solid waste residue:

•	co-processing with ceramic manufacturing companies (Piracicaba and Jacareí mills);

•	licensed landfills (Jacareí mill); and

•	use in forests as soil correction agents.

With respect to the co-processing activities at our Piracicaba and Jacareí facilities, we use industrial residue as the raw material to manufacture bricks. Currently, both facilities’ solid waste residue is being recycled and used in ceramic factories around the city. We have been using these selective waste collections and recycling systems at the Jacareí facility since 2001 and the Piracicaba since 2002.

The remainder of solid waste is either sold to third parties for use in their production processes or disposed of in sanitary landfills. The small amount of hazardous waste generated at our facilities is collected, treated and disposed of in accordance with the requirements of Brazilian law.

Atmospheric emissions

As a byproduct of production, certain compounds and particulate emissions are released into the atmosphere. In order to control these emissions, the sources of these emissions are fitted with control equipment such as electrostatic precipitators, multi-cyclones and gas scrubbers, which minimize or remove certain particles and compounds from the emissions. In order to control odor emissions, our Jacareí mill uses an efficient system for collection and incineration of odoriferous, diluted and concentrated gases and are outfitted with an alternative gas scrubber removal system to be used when incineration is not possible. In addition, the auxiliary boilers, which previously burned fuel oil, were adapted to burn natural gas in 2001. The expansion of the Jacareí facility included similar equipment and processes to control emissions.

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

Forestry Certification System

In October 2002, VCP received ISO 9001/2000 and ISO 14001 certifications for forests located in Capão Bonito and Jacareí regions. The forestry areas controlled by VCP, which supply pulpwood to Jacareí pulp mill, are also certified by FSC (Forest Stewardship Council). Capão Bonito region was certified in September 2005 and Vale do Paraíba regions were certified in December 2006. CERFLOR Certifications (Brazilian Certifications) for the forest area which supplies Jacareí pulp mill are still in process and should be concluded in early 2007. VCP will reach approximately 70% to 80% of certified pulpwood production for the Jacareí mill.

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

Insurance

We maintain insurance policies for our mills against fire, lightning and explosion by any cause up to US$ 159 million; as for the basic coverage and additional coverages, Electrical Damages up to US$ 1.9 million, Windstorm (extended coverage) up to US$ 5.7 million, Machinery Breakdown up to US$ 4.8 million and Business Interruption up to US$ 311 million. We renewed this insurance on December 1, 2007.

We do not maintain insurance against fire, disease and other risks to our forests. We have taken various steps to prevent fires from occurring at our forests, including the maintenance of fire observation towers, a fleet of fire engines and teams of fire-fighting personnel, which we believe are safe and cost-effective methods of fire prevention. In each of the past three years, forest fires have not resulted in material damages to our total planted area. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost-effective. We do not make provisions for risks of loss from fire and other casualties, all losses and damages that occur are charged to expense when incurred. We have not suffered a material loss from either fire or disease in the forests that we harvest.

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

In 2005, Brazilian paper companies increased their export volumes in order to compensate the demand reduction in the domestic market. Regarding the international market, although the appreciation of the real of approximately 13% in 2005, 9% in 2006 and 17% in 2007 impacted our revenues, the volume sold increased due to a good economic environment, especially for the North American and European markets. After suffering some years at low price levels, international paper prices start a recovery in the first half of 2006, with price increases being announced in February, April and June 2006, in both North America and Europe. For uncoated woodfree papers, international prices rose 15% in the first six months of 2006 and fell about 5% in the last quarter of 2006. In 2007, prices rose 7% from January to December in North America, and in the European market, prices climbed 9% in the first nine months of 2007.

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

Capitalizing on its advantages in pulp production, Brazil has developed a diversified paper industry with modern technology and a potential for growth in both the domestic and export markets. In recent years, there has been a marked increase in paper consumption in Brazil, which is an important indicator of the economic development of a country. Between 1997 and 2007, the average annual rate of paper consumption increased by approximately 3% per year, reaching 8.0 million tons in 2007, according to estimated figures from Bracelpa. We believe that there is growth potential for domestic consumption, because per capita consumption is still low in comparison with developed countries. Per capita consumption of paper is estimated at 39.5 kilos per year, according to PPI, a news and information provider for the pulp, paper, converting forest products and allied industries.

According to preliminary data from PPI (Pulp and Paper Industry), in 2007, Brazil was the twelfth largest paper producer and the sixth largest pulp producer in the world. Brazilian pulp and paper companies have made large investments over the last ten years in order to compete more effectively and on a larger scale with traditional pulp suppliers in the international market. In addition, technological development in the paper industry has been supported by the research efforts of major producers and by financing from BNDES.

Consolidation in the Brazilian pulp and paper industry is currently under way. The table below shows the market participation of the five largest producers in terms of sales for the years indicated:

	Year ended December 31,
(in thousands of tons)	2007*	2006	2005	2004	2003
Brazilian pulp production (1)	11,800.0	11,180.0	10,352.0	9,620.1	9,104.2
Brazilian paper production	8,970.0	8,724.6	8,597.0	8,452.4	7,811.1
Total pulp and paper production	20,770.0	19,904.6	18,949.0	18,072.5	16,915.3
Total five top producers	NA	11,982.3	11,461.9	10,987.2	10,547.0
% Top five	NA	60.2%	60.5%	60.8%	62.4%

(1)	Pulp numbers represent pulp volume produced.

Source: Bracelpa.

NA: Not Available. At the time of the filing of this document, the updated information was not released by Bracelpa.

(*)	For 2007 Bracelpa figures through November 2007.

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

Over the last three years, bleached eucalyptus kraft pulp (“BEKP”) or market pulp prices in the United States, Europe and Asia, have fluctuated from lows of US$ 585, US$ 550, and US$ 500 per ton on January 1, 2005, to highs of US$ 805, US$ 780, and US$ 720 per ton at December 30, 2007 in these respective regions. Such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, and supply and demand. The price of paper products, although less volatile than the price of pulp, also experiences fluctuations in response to global demand and production and fluctuations in pulp prices. Capacity adjustments have also occurred on the paper side, and in the first half of 2006 we saw paper prices increasing for several grades in the United States and Europe. For uncoated woodfree papers, international prices climbed 15% in the first six months of 2006 but declined approximately 5% in the last quarter of the year. In 2007 the prices rose 8% on average, following the same capacity adjustments.

The following table sets forth the estimated cash production costs per ton of bleached hardwood kraft market pulp pre-sold in Northern Europe, Brazil and the United States for the second quarter of 2007, for producers in the regions indicated. Cash production costs are total production costs less depreciation and depletion and does not include any transportation costs. Amounts have been expressed on a per ton basis in U.S. dollars, with local currencies translated at prevailing exchange rates. Particular producers may have production costs significantly above or below regional averages.

BHKP operating costs, Q2 2007	Cash production costs (per ton)
Indonesia	US$	291	*
Brazil		309
Chile		307
Finland/ Sweden		484
Iberia		470
France/Belgium		511
Southern U.S.		495
Eastern Canada		561

Source: Hawkins Wright as of July 2007.

* Mixed with native forest.

C.	Organizational Structure

The chart below shows our organizational structure as of December 31, 2007 (% of total capital):

Our operations are conducted by Votorantim Celulose e Papel S.A. as the controlling and principal operating company. We are a member of the Votorantim group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services. In 2006, consolidated net operating revenues of the Votorantim group reached approximately US$ 13 billion (US$ 7.8 billion in 2005) based on the Consolidated Financial Statements in accordance with Brazilian GAAP, data translated to U.S. dollars at 2006 year-end exchange rates, of which 10% (18% in 2005) represented pulp and paper activities. Net consolidated sales include the industrial units of the Votorantim group, as well as Votorantim Finanças, which includes Banco Votorantim. Our immediate parent company is Votoramtim Investimentos Industriais (VID), which in turn is controlled by Hejoassu Administração S.A. Hejoassu is formed by the Board Members of the Votorantim Group. It is composed by family members, responsible for the main decisions and business strategies. Hejoassu is controlled by the Ermírio de Moraes family. See “Item 4—Information on VCP—Business Overview—Our Ownership Structure.”

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

In order to facilitate access to our international customers and to the international financial markets, we have established two subsidiaries of Newark, VCP Trading and VCP North America, to manage our exports to clients in Europe and in North America, respectively, until 2005. As of January 2006 we have been performing the total export sales from VCP Overseas Holding Limited Budapest, Zug (Switzerland).

In November 2004, we signed an agreement with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, for the joint acquisition of all of the common and preferred stock of Ripasa. On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest - 38.80%) indirect interest in the voting capital and 46.06% (our interest - 23.03%) indirect interest in the total capital of Ripasa. We disbursed US$ 275 million for our 50% interest in the venture. A purchase and sale option was also signed for the sale of 37,449,084 common shares and 12,388,719 preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, to be exercised up to 2010 for a total amount of US$ 160 million for VCP and Suzano interest at that date (our interest was US$ 80 million).

On July 20, 2005, VCP and Suzano announced a restructuring plan for Ripasa, including a delisting of Ripasa from the Bovespa, through a share exchange by VCP’s and Suzano preferred shares. Each of Ripasa’s preferred shares would correspond to 0.0072 VCP preferred shares and to 0.0167 Suzano class “A” preferred shares. The reasons for the restructuring were: (i) to permit Ripasa’s current minority shareholders to hold VCP and Suzano shares, which were more liquid than those of Ripasa; and (ii) to allow future reorganization of Ripasa, which would permit cost reductions, operational gains, enhanced competitiveness and economies of scale for the companies. The restructuring plan was analyzed and approved by the CVM; however, certain minority shareholders filed a judicial action and suspended the process. On April 26, 2006, VCP and Suzano entered into a judicial agreement with a group of Ripasa’s preferred shareholders, with the aim of settling the claims challenging Ripasa’s corporate restructuring, and implementing the restructuring, once the conditions in the agreement were met.

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

The acquisition of the share control in Ripasa and its future transformation into a production unit was already approved by CADE.

Following the corporate restructuring, the said call options and the put option of certain former minority shareholders of Ripasa, were modified to substitute the Ripasa shares for shares in VCP and Suzano as those former Ripasa minority shareholders had exchanged their shares for shares in VCP and Suzano. Accordingly, VCP has a call option to acquire 3,124,139 of its own non-redeemable preferred shares during a twelve-month period starting on March 31, 2010. At December 31, 2007, the total updated amount was US$ 358 million for VCP and Suzano’s combined interest. The former shareholders of Ripasa, now shareholders of VCP, who are party to the agreement, have a put option which may require VCP to acquire all their non-redeemable preferred shares during a period of five years through March 31, 2010. Pursuant to the agreement, as a required condition precedent, the put/call options can only be exercised if the underlying shares are free of liens and encumbrances. For more information on the call and put options see Note 4(a) to our financial statements.

On January 26, 2005, in an Extraordinary General Meeting, our shareholders decided that VCP Florestal would merge into us to achieve cost reductions and increased business synergies between the two companies. VCP Florestal was dissolved as a result of the merger and we succeeded to all its rights and obligations. There was no increase in our capital stock as a result of the merger, due to the fact that we owned all the shares of VCP Florestal.

On June 24, 2005 Voto-Votorantim IV, a wholly-owned subsidiary of VPAR, issued US$ 400 million, 7.75% Fixed Rate Notes due 2020 in the international capital market, under Rule 144A and Regulation S of the U.S. Securities Act of 1933. Along with VPAR, VCP is a guarantor of 50% of the debt issued by Voto-Votorantim IV and in turn received US$ 200 million of the proceeds, which is also 50% of the total loan. On September 6, 2005, we acquired a 50% interest in Voto-Votorantim IV. Of the proceeds of US$ 200 million, US$ 125 million was used by St. Helen III to repay the debt incurred with Voto-Votorantim II.

On July 20, 2005, Ripasa’s restructuring was concluded and, in September 2006, VCP and Suzano started to sell Americana’s unit products as a pre-consortium stage. We are still waiting for the Brazilian tax authorities’ approval to transform Ripasa’s unit of Americana in a consortium (Conpacel). Upon approval, VCP will sell 50% of the unit’s production (its interest) as if it were any other VCP’s unit.

In April 2006, for administrative and economic reasons, we merged VCP Exportadora e Participações S.A., VCP’s 100% subsidiary, into us and assumed all of the assets and liabilities relating to our export operations.

In September 2006, we announced a plan to divest our non integrated special paper mill located in the city of Mogi das Cruzes in the state of São Paulo. The unit was sold in May 2007. Additionally, we declared the intention to sell our 50% stake in the other three production mills of Ripasa, in addition to the Americana mill, which produce cardboard and special papers. These units were sold in March 2007 (Embu unit) and in August 2007 (Cubatão and Limeira). This divestment plan is part of our strategy to focus and grow in the production of market pulp and printing & writing papers (coated and uncoated) in large scale.

In September, 2006, International Paper, a wholly owned subsidiary of International Paper Company, and VCP entered into the Exchange Agreement. Pursuant to the terms of the Exchange Agreement, International Paper agreed to the Project Mill being developed in Três Lagoas, state of Mato Grosso do Sul, Brazil (together with approximately 100,000 hectares of surrounding forestlands) for VCP’s Luiz Antonio pulp and uncoated paper mill and approximately 60,000 hectares of forestlands located in the state of São Paulo, Brazil. International Paper has already fully funded the project mill in the amount of US$ 1.15 billion.

The Luiz Antonio mill produces 355,000 metric tons of uncoated papers and 100,000 metric tons of market pulp annually. The 100,000 metric tonnes of market pulp will be supplied to VCP, for its use in other facilities, on competitive terms under a long-term supply agreement. The Três Lagoas project mill is expected to be completed in January 2009 and to have a capacity of 1,100,000 tons of market pulp per annum.

Under the Exchange Agreement, International Paper is granted the right to construct, at its cost, up to two paper machines adjacent to, and integrated with, the Project Mill. If International Paper exercises its right to build one or both paper machines adjacent to the Project Mill, (1) certain parcels of real property will be retained by International Paper upon which the paper machines and ancillary facilities will be constructed and (2) the paper machines will be supported by long-term supply agreements under which VCP will provide International Paper pulp on competitive terms and utilities and other services at rates based on VCP’s actual operating costs. See “Item 4.A—Information on VCP—History and Development of VCP,” “Item 10.C—Additional Information—Material Contracts,” and Note 4(b) to our financial statements.

D.	Property, Plant and Equipment

Our main production facilities are located in the state of São Paulo and there is also the Três Lagoas facility which is under construction, located in the state of Mato Grosso do Sul. We also have forests plantations in the State of São Paulo, timberland in the State of Rio Grande do Sul which have been acquired since 2004 and timberland in the State of Mato Grosso do Sul obtained via the asset swap with International Paper, effective February 2007. The state of São Paulo accounts for more than 33% of Brazil’s gross domestic product, and is home to most of the domestic consumers of pulp and paper products. In 2007, our forests (including purchased wood) were located an average of 357 kilometers from our pulp mills, which is, in turn, located an average of 150 kilometers from Santos, which is the port facility that we use for most of our exporting activities. The relatively short distance between our forests, our plants, our port facility and most of our domestic customers results in relatively low transportation costs.

The following table sets forth the distance between our forests (including the transport of pulpwood purchased in the market) and our mills, the distance of these mills to the port of Santos, and the nominal capacity of each mill at December 31, 2007:

Facility	Pulp/Paper	Distance from forest (pulp) or pulp mill (paper)	Distance from port of Santos	Pulp/Paper capacity (tons/year)	Major products
Jacareí*	Pulp/Paper	220 km	150 km	1,100,000	Bleached eucalyptus kraft pulp. Uncoated printing and writing paper; coated printing and writing paper

Piracicaba	Paper	150 km	200 km	170,000	Thermal and carbonless paper; coated printing and writing paper

Ripasa (Americana’s 50%)	Pulp/Paper	215km	220 km	315,000/195,000	Bleached eucalyptus kraft pulp. Uncoated printing and writing paper; coated printing and writing paper

Source: VCP.

(*)	In Jacareí we have a joint-venture for the paper asset with the Finnish company Ahlstrom. See “Item 4—Information on VCP—History and Development of VCP.”

For more details of our asset exchange with International Paper pursuant to which we, effective February 2007, exchanged our Luiz Antonio facility for a funded pulp project under construction in Três Lagoas, see “Item 4C—Organizational Structure” and “Item 10C—Additional Information—Material Contracts.”

 Eucalyptus forests

Currently, we obtain a majority of our wood from approximately 100,000 hectares of forest plantation in a total area of 180,000 hectares of land located in the state of São Paulo. While we have enough wood to satisfy our requirements, from time to time and when the terms are attractive, we purchase wood from unrelated third parties for use in our paper and pulp mills. In the year ended December 31, 2007, we consumed approximately 76% of our own wood and 24% of our wood from those third parties.

At December 31, 2007, in the state of São Paulo we owned or leased approximately 450 different tracts of forests for cultivation, making our wood supplies relatively dispersed. Our forests are located an average of 220 kilometers from our pulp mills. In order to reduce the average distance from our forests to our mills, we did not renew the leases of forests that were relatively far from our mills and, instead, have purchased forests that are closer to our mills. Brazilian law requires that at least 20% of the land we own either remains uncultivated or planted with indigenous species of vegetation. Of our own forests, approximately 56% of the land area consists of planted eucalyptus forest, approximately 38% is reserved for preservation and the remainder is used for other activities.

While the dispersion of our woodland entails some additional costs, we believe that it significantly reduces the risks of fire and disease. We also seek to minimize fire risk by maintaining a system of fire observation towers and a fleet of 13 fire engines, all of which are manned by members of our fire fighting teams. Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost-effective. We therefore assume all risks of loss from fire and other casualties. In addition, we annually treat certain of our forests to prevent tree destruction by ants. We have never suffered a material loss from either fire or disease in forests that we harvest.

Our strategic goal to guarantee fiber supply and ensure our long-term growth also includes the establishment of a new forest area in the state of Rio Grande do Sul, currently with 111,000 hectares of which 53,000 hectares is with forest plantations, and a new forest base of 189,000 hectares, of which 126,000 hectares with forest plantations in the state of Mato Grosso do Sul, originating from the asset swap with International Paper, concluded in February 2007.

Growth in the southern region of Brazil is driven mostly by the availability of land at attractive costs, the proximity to Northern Uruguay (wood availability) and also the proximity to Rio Grande port, which will allow us the creation of an export platform. The forestry productivity in this new area is similar to São Paulo forests and coupled with that we also have: (i) a qualified labor force; (ii) inter-modal transportation options; and (iii) favorable political, social and environmental conditions. This particular region has a distinct climate regime in which the main rainfall period is during the winter. This variation permits us to grow also some subtropical eucalyptus species like E.globulus, E.maidenii, and others which have good wood properties and very high pulp yield; and they are recognizes by pulp producers as the best Eucalyptus species for pulp production.

As part of our reforestation efforts, in 2007, in the state of São Paulo we planted approximately 14,500 hectares of eucalyptus in order to supply our wood requirements to produce pulp at the Jacareí mill. The forests used to supply the Jacareí mill generally yield between 45 and 50 cubic meters of pulpwood per hectare per year. At seven years old, the normal time to harvest, these trees normally have an average productivity of 315 to 350 cubic meters per hectare per year in Jacareí. These levels of productivity reflect the excellent climate conditions for growing eucalyptus trees in São Paulo State, with ample amounts of both sun and rain.

In 2007 we grew approximately 70 million rooted cuttings/seedlings at our nurseries, all of which were planted in our forests or supplied to the tree farm project. To develop our eucalyptus forests, we select trees after strict field trials, which are denominated as clones or cultivars and are multiplied for commercial utilization via vegetative propagation process (rooted cuttings). We operate four nurseries for cutting/seedling production. We produce both seedlings and rooted cuttings (a vegetative propagation method) to carry out the planting of our eucalyptus trees. Vegetative propagation allows to plant trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” trees with fewer branches. Greater tree standardization provided by cloning also allows for increased mechanization in tree felling and transportation, and makes it easier to adjust equipment and machinery to topographical conditions. Currently, almost 95% of our plantations are made with rooted cuttings and 5% using seedlings produced with seeds obtained in our Tree Breeding Program.

In 2007 we obtained patents on nine Eucalyptus cultivars (clones).

We continue to review our efforts at community relations and the common good, as part of our contribution to social and economic development. For example, we invited our neighbors in the state of Rio Grande do Sul to participate in a project in which we have already planted approximately 50,000 hectares of eucalyptus. The Forestry Savings program, launched in 2006 is an innovative way of cooperation and social inclusion involving our neighbors in the countryside and is progressing well. In 2007 more than 3,000 hectares were planted in this program.

Expansion

We spent approximately US$ 87 million in expansion projects in 2007 (including our own expansion projects and 50% stake in Ripasa). This investment will expand our annual pulp capacity by over 135,000 tons, and will increase our annual special paper capacity by 25,000 tons. We have been investing in the acquisition of land and eucalyptus plantations in the south of the state of Rio Grande do Sul and in Mato Grosso do Sul (Três Lagoas mill) in order to reduce our dependence on raw materials from third parties. The project in the South also includes, upon approval of the Board of Directors, the construction of an industrial facility at the beginning of the next decade, for which socio-environmental licensing procedures have already begun.

In February 2007, we concluded the exchange of our industrial and forestry assets located in Luiz Antonio city (state of São Paulo) for International Paper’s pulp mill project and forestry assets located in Três Lagoas (state of Mato Grosso do Sul). The Três Lagoas assets are held by our wholly owned subsidiary VCP-MS, received as part of the asset exchange. See “Item 4.A—Information on VCP—History and Development of VCP” and “Item 10.C—Additional Information—Material Contracts”

ITEM 4A. UNRESOLVED STAFF COMMENTS

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

Overview

We produce pulp and paper products in Brazil, including wood free printing and writing papers and specialty papers.

Pulp. We produce bleached eucalyptus pulp, part of which we sell domestically and internationally and the remainder of which we use for our paper business.

Paper. We produce paper for the domestic and international markets. As part of our strategy for paper products, we have continued to increase the proportion of our sales of value-added products, such as coated, thermal and carbonless and other specialty papers, and to remain as a leading market share producer of these value-added paper products in the domestic market. The percentage of our net operating revenues of these value-added products in relation to our total net operating revenues for paper in the Brazilian market was 49% for 2005, 50% for 2006 and 67% for 2007. In 2005, we continued to increase exports of uncoated papers despite the appreciation of the real against the U.S. dollar because the weak domestic market conditions lowered domestic demand and shifted our sales to the export market. In 2007, the better scenario in the local market allowed us to increase our coated paper sales, but we lost market share due to the competition with imported products, as a consequence of the stronger foreign exchange rate. Our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume were 32% for 2005, 28% for 2006 and 20% for 2007. While we increased our sales of coated papers in the last three years, we lost market share to imports in the coated paper domestic market, as the real appreciated during those years. We intend to take advantage of the opportunity to recover our market share if the real depreciates or stabilizes against the U.S. dollar.

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

Asset Exchange Agreement with International Paper (“IP”)

Our Asset Exchange Program will permit VCP, as part of the business strategy, to begin to operate the Três Lagoas Project Mill facility in May 2009 to expand its forest and mill production capacity to meet increased demand in the export pulp market and, as a result, expand our presence in the international pulp market. These are components of our Business Strategy. See “Items 4B—Business Overview—Our Business Strategy” and “Item 10C—Additional Information—Material Contracts.”

The exchange which was effective on February 1, 2007 resulted in the removal of the 100,000 tons of market pulp and 355,000 ton paper production capacity of the Luiz Antonio mill from the Company’s total production facilities. See “Item 4D—Business Overview—Property, Plant and Equipment.” As a consequence, VCP’s production of both market pulp and paper have declined effective from the above date, together with the resulting decline in revenue, EBITDA and net income attributable to the facility. VCP management has concluded that the long-term benefits of the asset exchange transaction outweighed the short and medium-term losses.

The following table shows a breakdown of our total exports in 2007 and in 2006 in terms of volume by geographic location:

	Year ended December 31, 2007				Year ended December 31, 2006
	Pulp		Paper		Pulp		Paper
	Thousands of Tons	% of Total	Thousands of Tons	% of Total	Thousands of Tons	% of Total	Thousands of Tons	% of Total
North America	81.0	9%	20.8	21%	77.1	9%	59.8	32%
Latin America (1)	1.7	1%	57.9	59%	-	-	51.5	27%
Europe	557.6	64%	15.6	16%	508.5	61%	62.5	33%
Asia and Africa	229.6	26%	3.2	4%	246.6	30%	14.2	8%
Total Exports	869.9	100%	97.5	100%	832.2	100%	188.0	100%

(1)	Excluding Brazil.

Prices

All references to prices relate to average prices determined by dividing the net operating revenues by the corresponding tonnage.

Pulp. Our pulp operations are affected by prevailing world market prices for pulp, the amount of pulp produced and sold worldwide, and the pulp requirements of our paper business. The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical and subject to significant fluctuations over relatively short periods of time. The price of pulp is quoted in U.S. dollars. Domestic sales of pulp are denominated in reais; however, as export sales, they generally reflect the international price of pulp, which is denominated in U.S. dollars. In January , March and April 2005, pulp prices were US$ 570 per ton in Asia, US$ 600 per ton in Europe and US$ 635 per ton in the United States, respectively. These prices remained stable during the second half of 2005, except in Asia where the price declined US$ 30 in August 2005. In 2006, prices began to increase again due to the healthy demand and capacity shutdown announcements in the northern hemisphere. In 2007, in addition to new capacities in Chile, the bleached eucalyptus kraft pulp industry faced high demand stimulated by the substitution process, due to the lack of some grades of pulp coupled with some interruptions occurred in the market through 2007. Therefore, eucalyptus pulp producers were able to increase the list prices during the year in all regions, reaching in December 2007 US$ 720 per ton in Asia, US$ 780 per ton in Europe and US$ 805 per ton in the United States.

The cyclicality of pulp prices is illustrated by the changes in average C&F (Cost and Freight) price per ton for our export sales of bleached eucalyptus market pulp over the last several years. The prices were US$ 579 in 2000, US$ 382 in 2001, US$ 389 in 2002, US$ 456 in 2003, US$ 462 per ton in 2004, US$ 511 per ton in 2005 and US$ 559 per ton in 2006. In 2007, the average C&F price increased to US$ 615 per ton.

Paper. Our paper operations are affected primarily by demand for paper in Brazil and by Brazilian economic conditions and, to a lesser extent, international paper prices. Prices for printing and writing papers are generally linked to international prices. In 2005, the real appreciated 13% against the U.S. dollar but the domestic market was weaker than expected, and this was combined with a weaker scenario in the international markets. However, domestic average prices were almost stable in reais. As a result, domestic paper average prices increased an average of 13% in U.S. dollars in 2005, as compared to 2004. The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to global demand and production and fluctuations in pulp prices. During 2005, paper prices in the European and North American markets had not increased to match the increases in pulp prices, since the fourth quarter of 2004. Therefore, margins for paper prices have continued to be low in those markets. The first half of 2006 was marked by capacity adjustments and shutdowns, combined with a continuous expansion in global demand, which also improved the international scenario for paper. For uncoated woodfree papers, international prices climbed 15% in the first six months of 2006, but declined approximately 5% in the last quarter of the year. In 2007, we saw a similar trend, increasing the prices approximately 8%, in both North American and European markets.

In response to the cyclical nature of the paper market, we have increased our production of value-added paper products, such as coated, thermal and carbonless papers, which are less sensitive to cyclical price variations.

Costs and operating expenses

Our principal costs of production are incurred in reais and consist of raw materials (primarily wood and chemicals), labor and depreciation. In the last three years, our cost has increased significantly when expressed in U.S. dollars as a result of the appreciation of the real, pressuring our U.S. dollars margins. Our business is capital intensive and a portion of our costs is fixed. We seek to maintain high capacity utilization rates to benefit from economies of scale and production efficiencies resulting from the operation of large, efficient production facilities and machines. As a percentage of net operating revenues, selling and marketing expenses were 12% in 2005, 10% in 2006 and 11% in 2007. The increase of 5% in the export volumes and higher freight costs in 2007 has not resulted in higher selling and marketing expenses because they were offset by other efforts related to our cost reduction program. We generally pay up to 10% of the FOB price to export and shipping agents, which varies by geographic region and responsibilities. General and administrative expenses as a percentage of net operating revenues were 5% in 2005, 2006 and 2007.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. Since January 1, 2001, we have derived financial income from accessing low-cost foreign-currency financing and investing the proceeds in higher-yielding Brazilian financial instruments. The unrealized gains from cross-currency interest-rate swap contracts are recorded at fair market value on our balance sheet as a liability and in our statement of income as “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.” We enter into these arrangements to reduce our exposure resulting from a possible devaluation of the real in relation to the U.S. dollar because a high proportion of our debt is denominated in U.S. dollars. See “—Brazilian economic environment” and “—Liquidity and capital resources—Debt.” Our financial income also includes income from the funds in trust related to the construction of the Project Mill. See “History and Development of VCP”.

Financial expenses

We incur financial expenses from several sources, including short-term debt and long-term debt. We principally seek long-term financing to fund our projects, which are generally of a long-term nature. Short-term debt is comprised of U.S. dollar-denominated working capital from commercial banks and short-term secured loans. Long-term debt consists of both U.S. dollar, mainly due to pre-payment export loans, and real-denominated debt, borrowed from BNDES. We have consistently derived profits from arbitrage when we borrow funds in U.S. dollar denominated liabilities and invest amounts in real-denominated assets despite the hedging costs involved, but we do not incur such debt in order to gain from that arbitrage. Additionally, we consider the natural hedging from the funds obtained by exports denominated in dollars when deciding to incur such arbitrage. We provide no assurance that such favorable results will be earned in the future or that we will continue with these arbitrage transactions. See “—Liquidity and capital resources.”

Discussion on critical accounting policies

Critical accounting policies are those that are important both to the portrayal of our financial condition and results and that require our management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how our management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

•	revenue recognition and accounts receivable;

•	impairment of investments and intangible assets;

•	investment - consolidation or equity method analysis;

•	forest development costs and impairment tests;

•	deferred taxes;

•	tax contingencies;

•	employee benefits and other related matters; and

•	fair value of financial instruments - put and call options

 Revenue recognition and accounts receivable

We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of sales returns of US$ 8 million in 2007 (US$ 10 million in 2006 and US$ 7 million in 2005). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income. Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

Pulp - domestic market: Sales are primarily under credit terms which do not exceed 30 days. Revenue recognition is consistent with that applied to paper sales. In 2007 none of our customers qualified for sales through our vendor program (2006 - none and 2005 - none).

Pulp - export market: All export orders are normally satisfied by own or third-party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer.

Paper - domestic market: Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer’s carrier (Incoterms FOB) or premises (Incoterms CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers, and represented approximately 23% of our domestic sales in 2007 (2006 - 22% and 2005 - 22%). Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 240 days.

We estimate that for 2007, 2006 and 2005, an average of approximately 8% of our total number of regular domestic customers (approximately 23%, 22% and 22%, respectively, of total domestic sales value) obtained our guarantee for their loans.

Paper - export market: Export orders are normally met by our own or third-party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. Incoterms CIF and Incoterms FOB terms determine timing of revenue recognition.

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

Under the vendor program, a separate note agreement exists between the bank and the customer, and the customer is considered to be the primary obligor under that note agreement. Under our guarantee contract with the bank, we are considered a secondary obligor of a specified percentage of the amount (in some cases up to the full amount) that the bank finances for the customer. Although the “receivables” are payable by our customers directly to the banks under the vendor financing program, we closely monitor the collection of these amounts and are advised by the bank once amounts have been settled. In the event of a default by a customer under the vendor financing program with the banks, the bank will charge, pursuant to the guarantee, our checking account established with the bank in the amount of the default. Accordingly, during the period of our guarantee, we assess any contingent liabilities that may arise from the guarantee.

Under the vendor program, we recognize revenue as the goods are delivered to our customers or when title and associated risks pass to our customers.

Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses; no adjustment is made to net operating revenues. Our accounting policy for establishing the allowance for doubtful accounts reserve is summarized as follows:

•
all overdue invoices over R$ 100,000 (equivalent to US$ 56,402 at the December 31, 2007 exchange rate) are individually analyzed by our accounting department, in connection with the legal, collection and credit departments, in order to measure the amount of the probable expected losses, and, consequently, to determine the allowance for doubtful accounts to be recorded; and

•
overdue invoices of less than R$ 100,000 are reviewed by our collection and credit department in order to identify probable losses to be recorded based on our knowledge of the customer’s credit history and current situation.

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

Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investment in Common Stock,” requires us to determine if, among other factors, a decrease in market value is other than a temporary impairment. As the quoted market price of the investee’s publicly traded stock during 2002 was consistently quoted below book value, a one-off impairment provision was recorded in 2002 based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002. The impairment charge of US$ 136 million (gross of deferred income tax effects of US$ 46 million) was recorded directly as a charge to income (“Equity loss of investee”). The deferred tax effect of US$ 46 million is reflected at historical values to reflect the underlying functional currency of the investee. At December 31, 2007, the Aracruz ADR was quoted at US$ 74.35. Considering the market price for the Aracruz ADR today, there would be no impairment provision since it is above the current value of our investments in Aracruz (US$ 29 per ADR).

Investment - consolidation or equity method analysis

FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”, requires companies to apply the “variable interest model” to determine which entity holds the controlling financial interest on an investee for consolidation purposes.

Our investment in Ripasa is managed via joint control with Suzano (see Note 4(a) to the financial statements and item 4(c) information on VCP-Organizational Structure) and, as a result, the investment in the equity is treated on an equity accounting basis.

We have also analyzed our investment in Ahlstrom VCP and have concluded that the venture is not required to be consolidated as Ahlstrom is the controlling shareholder. Additionally, Ahlstrom is the primary beneficiary due to (i) its 60% participation (ii) VCP's option to sell its 40% interest at a fixed or formulae based price insulating it from absorbing future possible losses, (iii) Ahlstrom's option to buy VCP's 40% interest in the JV at a fixed or formulae based price allows it to receive the majority of the residual returns and (iv) the fair value of the puts and calls between VCP and Ahlstrom would not increase VCP's interest to more than 50% of the fair value of the entity. Accordingly the investment in the entity is treated on an equity accounting basis.

 Forest development costs

Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and similar ongoing development costs are capitalized as incurred. As a result of improvements in forest management techniques, including genetic improvement in trees, we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest.

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

 Tax contingencies

We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes that we do not believe are due. When tax obligations are clearly established by current legislation, even though we are contesting the tax and may not have settled amounts allegedly due, we fully provide for the obligation and related charges. As discussed in Note 15 to our audited consolidated financial statements at and for the year ended December 31, 2007, in the case of tax assessments or other contingent liabilities, we have accrued our estimate of the costs for the resolution of these claims when we consider loss of our claim to be probable. The tax contingencies and obligations which are being disputed relate primarily to value-added sales and excise taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions. These estimates have been developed in consultation with outside legal counsel handling our defense in these matters and were based upon an analysis of potential results. Additionally, effective January 1, 2007, the Company adopted the provisions of FASB Interpretation no. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", which had no effect on the financial information or disclosures (Note 20 to our audited consolidated financial statements for the year ended December 31, 2007).

 Employee benefits and other related matters

In March 2000, we launched a defined contribution plan which provides pension and post-retirement benefits. We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

We have adopted SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions” and SFAS 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which require a provision for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement. Expenses relating to benefits we provide to our current employees are expensed as incurred whereas those relating to retired employees (current as well as expected in the future) and their dependents are accounted for in accordance with SFAS 106.

 Fair value of financial instruments -call and put options

Written put and call options were established in separate agreements (subsequently amended) at the time of the acquisition of the Ripasa shares, which originally provided a Ripasa minority shareholder, the Zarzur family with an option to require Ripasa (later amended to be VCP and Suzano) to repurchase their shares at any time, provided that the shares be free of any encumbrances by the exercise date, during the five-year period ending March 31, 2010, for the reais equivalent, at that date, of US$ 80 million (our portion) plus interest from March 31, 2005 (on December 31, 2007, that amount, including interest, totaled US$ 179 million (our portion)). Thereafter, for a twelve-month period, VCP and Suzano will have a call option ending March 2011 which if exercised would require the shares to be redeemed for the same amount.

Following the corporate restructuring, the separate agreement dated November 10, 2004, which established the Suzano and VCP call options and the put option of certain former minority shareholders of Ripasa, were modified to substitute the Ripasa shares for shares in VCP and Suzano as those former Ripasa minority shareholders had exchanged their shares for shares in VCP and Suzano. Accordingly, VCP has a call option to acquire 3,124,139 of its own non-redeemable preferred shares during a twelve-month period starting on March 31, 2010, for the reais equivalent, at that date, of US$ 80 million (our portion) plus interest from March 31, 2005 (on December 31, 2007, that amount, including interest, totaled US$ 179 million (our portion)). The former shareholders of Ripasa, now shareholders of VCP, who are party to the agreement, have a put option which may require VCP to acquire all their non-redeemable preferred shares during a period of five years through March 31, 2010.

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

In conclusion, VCP is recording the put option at fair value as a liability as of May 2006. The call option is deemed out of the money; therefore, it would not require the recognition of an asset at inception. As the VCP shares held by the former Ripasa minority shareholders party to the agreement are subject to liens and encumbrances under legal proceedings which are not expected to be released prior to the expiration of the put/call options, the fair value of the derivative instruments, is not material to company’s financial statements as of December 31, 2007. This legal determination will be re-evaluated at each balance sheet date and the financial instrument marked-to-market. For more information on the fair value of financial instruments, see Note 4(a) to our financial statements.

Additionally, with respect to Ahlstrom VCP, Ahlstrom has an option to purchase an additional 20% and, at a later stage, the remaining 20% of the shares in the joint venture held by VCP, whereas VCP has an option to sell the same number of shares at the same time. The first option can be exercised at any time from the beginning of the second year of the venture’s operations through the end of that year. This first option allows VCP to sell and/or Ahlstrom to buy 20% of VCP’s interest for the equivalent of US$ 38 million in reais. The second option can be exercised at any time between the beginning of the third year of operations and terminates at the end of the fourth year of operations. This option allows VCP to sell and/or Ahlstrom to buy the remaining 20% of its interest (if the first option has been exercised) or the remaining 40% (if the first option has not been exercised).

The price of this second option will be calculated based on a formula determined in the contract such that the total amount to be paid for the 100% interest will not be less than US$ 165 million and not be higher than US$ 190 million.

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

The table below shows the Brazilian general price inflation (according to the IGP-DI), devaluation of the real against the U.S. dollar and the period-end exchange rate and average exchange rates for the periods shown:

	Year ended December 31,
	2007		2006		2005		2004		2003
Inflation (IGP-DI)		8%		4%		1%		12%		8%
Appreciation of the real vs. U.S. dollar		(21)%		(9)%		(13)%		(9)%		(22)%
Year/period-end exchange rate—US$ 1.00(1)	R$	1.77	R$	2.14	R$	2.34	R$	2.65	R$	2.89
Average (daily-weighted) exchange rate(1) US$ 1.00	R$	1.95	R$	2.18	R$	2.44	R$	2.93	R$	3.08

(1)	The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.

A.	Operating Results

Recent Developments

On January 2, 2007, VCP created a new subsidiary, LA, as part of the asset exchange agreement with International Paper. This wholly owned subsidiary has no significant assets or liabilities. On January 2, 2007, VCP transferred to LA the assets of the Luiz Antonio mill and related forests. On February 1, 2007, VCP transferred LA to International Paper and received Chamflora (then an International Paper subsidiary) in exchange. Chamflora had previously contracted an internationally recognized engineering and construction company, Pöyry, on an EPC Engineering, Procurement and Construction, or EPC, basis to build the Três Lagoas mill as a turn-key project. Chamflora has already paid Pöyry for the EPC, which had in turn transferred to a commercial bank acting as the Trustee the corresponding funding of this project. These resources have been and will continue to be disbursed by the Trustee in accordance with the physical construction schedule of the project, which also contemplates the orders with third parties to supply equipment and services being rendered in Três Lagoas to Chamflora. Effective February 1, 2007, and with the completion of the asset exchange, Chamflora’s name was changed to VCP-MS and is accounting for these EPC disbursements as a “Construction in Progress”. Upon the completion of the construction and start-up of the mill, these costs will be transferred to the appropriate fixed assets accounts. Additionally, pursuant an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. See Item 4C “Organizational Structure” and Item 10.C “Additional Information—Material Contracts.”

In May 2007, we signed a joint venture agreement with the Finnish company Ahlstrom for the paper production in our facility located in Jacareí, state of São Paulo. With such agreement, Ahlstrom began to hold 60% interest of this new joint venture, Ahlstrom VCP, for the paper assets in Jacareí mill. The specialty papers produced in this mill will be primarily intended to the labeling applications and flexible packaging markets, in which Ahlstrom will reinforce its worldwide leadership position. The paper assets of the joint venture have an annual production capacity of approximately 105,000 tons per year of uncoated wood-free papers, with capacity to convert up to 80,000 tons per year of coated papers. Additionally, Jacareí facility is an integrated eucalyptus pulp mill with a production capacity of approximately 1.1 million tons per year, which is not part of the joint venture agreement. The parties also signed a long-term agreement whereby VCP will supply eucalyptus pulp, utilities and other services to the joint venture operations at the Jacareí mill at competitive prices.

Under the terms of the agreement, Ahlstrom has an option to purchase an additional 20% and, at a later stage, the remaining 20% of the shares in the joint venture held by VCP, whereas VCP has an option to sell the same number of shares at the same time. The first option can be exercised at any time from the beginning of the second year of the venture's operations through the end of that year. This first option allows VCP to sell and/or Ahlstrom to buy 20% of VCP's interest for the equivalent of US$ 38 in Reais. The second option can be exercised at any time between the beginning of the third year of operations and terminates at the end of the fourth year of operations. This option allows VCP to sell and/or Ahlstrom to buy the remaining 20% of its interest (if the first option has been exercised) or the remaining 40% (if the first option has not been exercised). The price of this second option will be calculated based on a formula determined in the contract such that the total amount to be paid for the100% interest will not be less than US$ 165 million and not be higher than US$ 190 million. See Item 4C “Organizational Structure” and Item 10.C “Additional Information - Material Contracts.”

Results of operations

The following table sets forth certain items derived from our statements of income for the periods indicated:

	Year ended December 31,
	2007		2006		2005
	(US$ in millions)
Net operating revenue	US$	1,333	US$	1,317	US$	1,130
Cost of sales		(887)		(813)		(654)
Gross profit		446		504		476
Selling and marketing expenses		(138)		(136)		(138)
General and administrative expenses		(64)		(63)		(55)
Other operating expenses, net		943		(20)		(36)
Operating income	US$	1,186	US$	285	US$	247

The following table sets forth certain items derived from our statements of income as a percentage of net operating revenue for the years indicated (certain totals may not add due to rounding):

	Year ended December 31,
	2007	2006	2005
Net operating revenue	100%	100%	100%
Cost of sales	(67)	(62)	(58)
Gross margin	33	38	42
Selling and marketing expenses	(10)	(10)	(12)
General and administrative expenses and other operating expense, net	(5)	(5)	(8)
Operating income	89	22	22
Financial income	18	13	7
Financial expenses	(11)	(11)	(11)
Foreign exchange gains (losses) and unrealized gains (losses) on swap, net	16	(4)	-
Income tax benefit (expenses)	(29)	(4)	1
Equity in earnings of affiliates	8	6	5
Net income	92%	28%	23%

We operate in two business segments: pulp and paper, which together account for 100% of our sales. The following table sets forth, by reportable segment, our net operating revenue as determined in accordance with U.S. GAAP:

	Year ended December 31,
	2007		2006		2005
Pulp:
Volumes (in tons)
Domestic		227,756		109,683		80,007
Export		869,897		832,121		786,944
Total		1,097,652		941,804		866,951
Average prices (U.S. dollars per ton)
Domestic	US$	533	US$	500	US$	464
Export		615		559		511
Net operating revenue (in thousands of US$)
Domestic		121,411		54,884		37,107
Export		535,277		465,033		402,372
Total	US$	656,689	US$	519,916	US$	439,479

Paper:
Volumes (in tons)
Domestic
Uncoated printing and writing		158,405		245,179		207,919
Coated printing and writing		129,025		126,213		123,515
Chemical / Special		114,407		110,162		94,434
Export
Uncoated printing and writing		81,329		169,806		179,563
Coated printing and writing		15,891		17,839		19,861
Chemical / Special		279		395		284
Total		499,336		669,594		625,576
Average prices (in US$ per ton)
Domestic		1,462		1,308		1,238
Export		908		888		818

		Year ended December 31,
		2007		2006		2005
Net operating revenue (in thousands of US$)
Domestic	US$	587,464	US$	629,950	US$	527,386
Export		88,513		166,988		163,392
Total	US$	675,976	US$	796,938	US$	690,778

Combined:
Volumes (in tons)
Domestic		629,592		591,237		505,875
Export		967,396		1,020,161		986,652
Total		1,596,988		1,611,398		1,492,527
Average prices (in US$ per ton)
Domestic	US$	1,126	US$	1,158	US$	1,116
Export		645		619		573
Net operating revenue (in thousands of US$)
Domestic		708,875		684,833		564,493
Export		623,790		632,021		565,764
Total	US$	1,332,665	US$	1,316,854	US$	1,130,257

Year ended December 31, 2007 compared to year ended December 31, 2006

 Introduction

In 2007, the pulp market conditions were favorable throughout the year with robust demand, particularly in China and Europe, and reduced supply on low world inventories, few capacity additions, environmental issues, shortage of wood and closures of high cost capacity. In addition, the price differential between softwood and eucalyptus pulp price remained at about US$ 100/ton throughout the year, thereby reinforcing the substitution process from softwood to hardwood from both the client and producers with swing mills. As a result, pulp prices increased throughout the year above our initial expectations. On the paper side, market conditions were marked by higher competition in local market, mainly from imports, due to the appreciation of the currency, resulting in lower local prices. Additionally, the stronger exchange rate reduced export margins and forced local paper producers to shift exports to the local market, increasing supply and competition in this market. Paper export prices improved, mainly for the uncoated papers, due primarily to the rationalization of supply in North America and to the greater VCP’s paper exports to South America at lower logistic costs and at higher prices than Europe. The real continued to appreciate averaging R$ 1.95 to US$1.00 in 2007, compared to R$ 2.18 to US$ 1.00 in 2006.

 Net operating revenue

Net operating revenue increased by 1% to US$ 1,333 million in 2007 from US$ 1,317 million in 2006, with an increase in average price of 2% and a decrease in overall sales volumes of 1%. The volume reduction was attributable to lower paper sales derived from the paper asset divestments during the year, partially offset by the higher efficiency in pulp production at both Jacareí and Ripasa units. On the price side, international pulp and paper prices went up while local prices increased in U.S. dollars due to the exchange rate appreciation. Sales volume totaled 1,597,988 tons in 2007 from 1,611,398 tons in 2006. Approximately 53% of our net operating revenue in 2007 were made in the domestic market compared to 52% in 2006. Our revenue mix in 2007 was 51% for paper and 49% for pulp compared to 61% and 39%, respectively, in 2006.

Pulp. In the pulp segment, sales volume increased by 17% to 1,098,652 tons in 2007 from 941,804 tons in 2006. The increase in volume was due to greater market pulp production at the Jacareí mill, to new volumes from Ripasa and due to the paper asset divestments, whose integrated pulp became market pulp. Net operating revenue attributable to pulp increased by 25% to US$ 651 million in 2007 from US$ 520 million in 2006. This increase was due to the additional sales volume and to the 8% higher average prices of pulp. Pulp exports constituted 79% and 81% of revenues and sales volume, respectively, of pulp in 2007 compared to 89% and 88% in 2006. In the domestic market, the volume of pulp sold increased 108% to 227,756 tons. This increase was mainly due to the additional volumes of Ripasa and to the integrated pulp that became market pulp after the paper assets restructuring.

Paper. In the paper segment, total volumes decreased by 25% in 2007, driven mainly by the Luiz Antonio asset exchange and by the volumes allocated to the joint venture at Jacareí mill. Export volumes decreased by 48% to 97,499 tons in 2007 compared to 2006 while domestic volumes declined 17% to 401,837 tons in the same period. Net operating revenue attributable to paper decreased by 14% to US$ 682 million in 2007, from US$ 798 million in 2006, boosted by a 14% increase in the average price of paper. The domestic market accounted for 87% of paper revenues in 2007 compared to 79% in 2006.

 Cost of sales

Cost of sales increased by 9% to US$ 887 million in 2007 from US$ 813 million in 2006. This increase was mostly due to the negative impact of a stronger real on our costs denominated in reais, increase in labor costs, higher costs related to the purchase and resale of the products from the Ripasa, and greater mix of high value added products whose pulp is purchased at the market prices. These variations were partially offset by productivity gains and cost savings. The increase in labor costs was due to wage increases under our collective bargaining agreements negotiated in October 2006 and October 2007. For the same reasons, our gross margin decreased to 33% in 2007 compared to 38% in 2006, partially offset by higher average prices.

 Selling and marketing expenses

Sales expenses increased by 1% to US$ 138 million in 2007, keeping the 10% level of net revenue compared to 2006. This increase resulted mainly from the higher sales in the domestic market which are denominated in local currency, partially offset by lower logistic expenses, particularly of paper exports.

 General and administrative expenses

General and administrative expenses increased by 2% to US$ 64 million in 2007 maintaining the 5% level of net revenue compared to 2006. The increase was mainly attributable to the negative effect of the appreciation of the real on our expenses denominated in local currency, in addition to increases in wages and partially offsetting fixed cost reductions.

 Other operating expenses (income)

Other operating income totaled US$ 942 million compared to a net expense of US$ 20 million in 2006. This change is primarily explained by the gain on the asset exchange of the Luiz Antonio mill (See Note 4b - Notes to the Consolidated Financial Statements as of December 31, 2007).

 Operating income

Operating income increased to US$ 1,186 million in 2007 from US$ 285 million in 2006. This increase was primarily due to the gain on the asset exchange of Luiz Antonio mill, partially offset by the lower gross margin for both pulp and paper due to the negative effect of the stronger exchange rate on local denominated costs.

Pulp (including intersegment transactions at market values). Operating income attributable to pulp decreased by 22% to US$ 142 million in 2007 from US$ 181 million in 2006. This decrease was primarily due to the adverse effect of the currency appreciation on production costs, which are mostly denominated in local currency. This negative effect was partially offset by higher volumes which were up 17% compared to 2006 and higher sales prices which increased 8% over 2006.

Paper (including intersegment transactions at market values). Operating income attributable to paper decreased by 14% to US$ 89 million in 2007 from US$ 104 million in 2006. This decrease was primarily due to 25% lower sales volume, partially offset by 14% higher sales price, mainly in the domestic market which was driven by high value-added papers mix.

 Financial income

Financial income increased by 42% to US$ 236 million in 2007 from US$ 166 million in 2006. The increase was primarily due to the financial income accrued from the funds in the Trustee Bank to be applied to the Project mill (See Note 4b—Notes to the Consolidated Financial Statements as at December 31, 2007) of US$124 million, partially offset by the impact of lower Brazilian interest rates on cash investments in local currency. Additionally, the 2006 income was positively affected by the reversal of US$ 43 million related to PIS/COFINS tax provisions on financial income.

 Financial expenses

Financial expenses decreased to US$ 145 million in 2007 from US$ 148 million in 2006. The decrease was primarily due to lower financing costs derived from the “investment grade” ratings by Standard and Poor’s, Moody’s and Fitch, partially offset by higher indebtedness.

 Foreign exchange gain (loss) and unrealized gain (loss) on swap, net

Foreign exchange gains amounted to US$ 214 million in 2007 from US$ 4 million losses in 2006. This result was primarily due to the impact of the appreciation of the real against the U.S. dollar over financial exposure to U.S. dollar. The gains (losses) recorded on foreign-currency based transactions, which are mainly U.S. dollar denominated debt or gains (losses) from cross-currency interest rate swap contracts, are translated to U.S. dollars and reported in our statement of income.

 Income tax expense

In 2007, we recorded an income tax expense of US$ 383 million compared to US$ 4 million in 2006. The increase was mainly due to deferred tax expense over the gains on the asset exchange (See Note 4(b)—Notes to the Consolidated Financial Statements as at December 31, 2007), partially offset by the deductibility of tax on a charge for interest attributed to capital (a tax deductible distribution) and the difference in foreign income tax rates. The effective tax rate was 26% in 2007 compared to 1% in 2006.

 Equity in earnings of affiliates

The equity in earnings of affiliates increased to US$ 113 million in 2007 from US$ 77 million 2006. This increase was mostly due to a non-taxable gain of US$ 48 million generated by the Ahlstrom VCP transaction (See Note 4(d) Notes to the Consolidated Financial Statements as at December 31, 2007).

 Net income

As a result of the foregoing, net income increased by 228% to US$ 1,221 million in 2007 compared to US$ 372 million in 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005

 Introduction

In 2006, we continued to face favorable conditions for pulp driven by reduced supply mainly in North America and by higher demand mainly from Asia. As a result, pulp prices increased throughout the year above our initial expectations. On the paper side, international prices recovered mainly driven by supply discipline in North America allowing for better margins for the global producers. In Brazil, the paper demand improved because of higher local consumption, increased orders from the educational program of the Federal government, better demand from notebooks’ exporters, elections and the World Cup. On the other hand, the stronger exchange rate reduced export margins and forced local paper producers to shift exports to the local market increasing supply and competition in this market. The real continued to appreciate averaging R$ 2.18 to US$ 1.00 in 2006 compared to R$ 2.44 to US$ 1.00 for 2005.

 Net operating revenue

Net operating revenue increased by 17% to US$ 1,317 million in 2006 from US$ 1,130 million in 2005, with an increase in both sales and prices of all products, especially in the local market. This increase was attributable to higher efficiency in production mainly of pulp through the debottlenecking at the Jacareí unit and to higher paper sales derived from the volumes resold from the Americana unit (Ripasa) since September 1, 2006. On the price side, international pulp and paper prices went up while local prices increased in U.S. dollars due to the exchange rate appreciation. Sales volume increased by 8% to 1,611,398 tons in 2006 from 1,492,527 tons in 2005. Approximately 52% of our net operating revenue in 2006 were made in the domestic market compared to 50% in 2005. Our revenue mix in 2006 was 61% for paper and 39% for pulp compared to 61% and 39%, respectively, in 2005.

Pulp. In the pulp segment, sales volume increased by 9% to 941,804 tons in 2006 from 866,951 tons in 2005. The increase in volume was due to greater market pulp production as a result of the capacity debottlenecking at the Jacareí mill, new volumes from the resale of Americana mill products and also due to favorable market conditions. Net operating revenue attributable to pulp increased by 18% to US$ 520 million in 2006 from US$ 439 million in 2005. This increase was due to the additional sales volume and to the 9% higher average prices of pulp.

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

Paper. In the paper segment, total volumes increased by 7% in 2006, driven by higher sales volume in the local market that grew 13%. Export volumes decreased by 6% in 2006 compared to 2005, mainly due to the shift of uncoated printing and writing paper exports to the local market driven by the lower exchange rate and better local demand. Net operating revenue attributable to paper increased by 15% to US$ 797 million in 2006, from US$ 691 million in 2005, boosted by an 8% increase in the average price of paper. The domestic market accounted for 79% of paper revenues in 2006 compared to 76% in 2005.

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

 General and administrative expenses

General and administrative expenses increased by 15% to US$ 63 million in 2006 from US$ 55 million in 2005. The increase was mainly attributable to the negative effect of the appreciation of the real on our expenses denominated in local currency, in addition to increases in wages and partially offsetting fixed cost reductions. As a percentage of net operating revenue, general and administrative expenses remained stable at 5% in 2006 and 2005.

 Operating income

Operating income increased by 15% to US$ 285 million in 2006 from US$ 247 million in 2005. This increase was primarily due to higher production volumes and sales prices, productivity gains, fixed and variable cost reductions and lower provisions which were partially offset by the negative effect of the stronger exchange rate on local denominated costs and by the higher depreciation rate.

Pulp (including intersegment transactions at market values). Operating income attributable to pulp increased by 23% to US$ 181 million in 2006 from US$ 147 million in 2005. This increase was primarily due to higher production volumes which were 9% up compared to 2005 and higher sales prices which increased 9% over 2005.

Paper (including intersegment transactions at market values). Operating income attributable to paper increased by 4% to US$ 104 million in 2006 from US$ 100 million in 2005. This increase was primarily due to 7% higher sales volume and 8% higher sales price, mainly in the domestic market.

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

We use derivative instruments to mitigate the effects of volatility of interest rates on U.S. dollar denominated borrowings (principally export credits) and local interest rates available on real-denominated investments and recorded an increased gain in 2006 on these transactions compared with 2005. The amount we earned from these transactions was recorded as financial income.

 Financial expenses

Financial expenses increased to US$ 148 million in 2006 from US$ 119 million in 2005. The increase was primarily due to higher indebtedness and higher international interest rates (principally LIBOR). The increase was partially offset by the renegotiation of approximately US$ 1 billion debt with lower spread over LIBOR after the “investment grade” rating granted to VCP by Standard and Poor’s in the first quarter of 2006.

 Foreign exchange gain (loss) and unrealized gain (loss) on swap, net

Foreign exchange losses amounted to US$ 4 million in 2006 from US$ 5 million in 2005. This result was primarily due to the appreciation of the real against the U.S. dollar and the fair-value adjustments on swap contracts. The gains (losses) recorded on foreign-currency based transactions, which are mainly U.S. dollar-denominated debt or gains (losses) from cross-currency interest rate swap contracts, are translated to U.S. dollars and reported in our statement of income.

 Income tax expense

In 2006, we recorded an income tax expense of US$ 4 million compared to an income tax benefit of US$ 8 million in 2005. The effective tax rate was (4%) in 2005 compared to 1% in 2006. This increase primarily arose from the higher pre-tax profit and was partially offset by the deductibility of a charge for interest attributed to capital (a tax deductible distribution similar to a dividend), difference in foreign income tax rates and higher depreciation expense.

 Equity in earnings of affiliates

The equity in earnings of affiliates increased to US$ 77 million from US$ 54 million in 2005. This increase was due to our share in the higher earnings of our investees mainly in Ripasa Celulose e Papel S.A. which generated earnings of US$ 19 million.

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

At December 31, 2007, our cash and cash equivalents (which exclude investments held to maturity, available for sale securities and unrealized gains from swaps) increased to US$ 565 million primarily due to the cash generated in our operation and the increase in long-term loans. These sources were partially offset by the additional payment to Ripasa’s minority preferred shareholders, capital investments made, particularly in forestry assets, as well as the increase in working capital due to a higher level of sales in 2006. Cash and cash equivalents of US$ 405 million in 2006 was increased primarily due to the cash generated in our operations and the increase in long-term loans. These sources were partially offset by the payment for the acquisition of a 23% stake in Ripasa, capital investments made as well as the increase in working capital.

At December 31, 2007, we had approximately US$ 34 million (of a total of US$ 741 million) in deposits and investments with our affiliate, Banco Votorantim S.A. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 13 to our financial statements.

At December 31, 2006, our cash, cash equivalents and available for sale securities (current portion) were US$ 770 million, of which US$ 722 million were denominated in reais. At December 31, 2007, our cash, cash equivalents and available for sale securities (current portion) were US$ 741 million, of which US$ 420 million were denominated in reais.

At December 31, 2006, our balance sheet presented a working capital balance of US$ 567 million. At December 31, 2007, our balance sheet presented a working capital balance of US$ 446 million. We do not expect to have any difficulty in meeting our short-term obligations.

Sources of funds

Operating activities provided net cash flows of US$ 333 million in 2007 compared to US$ 382 million in 2006 and US$ 234 million in 2005.

Financing activities, which include short-term and long-term secured and unsecured borrowings and debt repayments, generated negative net cash flow of US$ 113 million in 2007, US$ 107 million in 2006 and a positive cash flow of US$ 505 million in 2005.

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

At December 31, 2006, our debt was US$ 1,541 million of this amount; long-term debt represented 73% (excluding current portion) in 2006 compared to 86% in 2005. Approximately 90% of the debt was denominated in foreign currencies. At December 31, 2006, we had net debt (defined as total long- and short-term financing less cash position and held-to-maturity or available for sale investments) of US$ 771 million compared to US$ 866 million at December 31, 2005.

At December 31, 2007, our gross debt totaled US$ 1,564 million; of this amount, long-term debt represented 77% (excluding current portion) in 2007 compared to 73% in 2006. Approximately 90% of our debt was denominated in foreign currencies. At December 31, 2007, the net debt increased to US$ 823 million on December 31, 2007 from US$ 771 million posted on December 31, 2006. Including 50% of Ripasa’s net debt, our net debt amounted to US$ 935 million on December 31, 2007 and we kept our net debt at approximately two times EBITDA (investment grade) and 21% of its shareholder’s equity.

Uses of funds

Investing activities, including production capacity increases in Jacareí mill, the development of forestry assets (land acquisition, planting and forest maintenance) and other capital expenditures represented a net cash used in investing activities of US$ 626 million in 2005, US$ 113 million in 2006 and US$ 145 million in 2007. The increase in 2005 is mainly explained by the acquisition of a 23% stake in Ripasa (US$ 275 million) and the purchase of available for sale securities (US$ 110 million). In 2006, we acquired an additional interest from the minority shareholders of Ripasa totaling US$ 36 million.

Our significant uses of cash included the repayment of our debt totaling US$ 363 million in 2005. In 2006, repayment of debt totaled US$ 355 million and in 2007 it amounted to US$ 284 million.

Debt

At December 31, 2007, our total debt was US$ 1,564 million, consisting of US$ 367 million in short-term debt (23% of total debt), including the current portion of long-term debt and represented an increase of US$ 23 million on the debt recorded at December 31, 2006. At December 31, 2006, our total debt was US$ 1,541 million, consisting of US$ 412 million in short-term debt (27% of total debt), including the current portion of long-term debt and represented an increase of US$ 45 million on the debt recorded at December 31, 2005. At December 31, 2005, our total debt was US$ 1,496 million, consisting of US$ 211 million in short-term debt (14% of total debt), including the current portion of long-term debt and represented an increase of US$ 551 million on the debt recorded at December 31, 2004.

Most of our U.S. dollar-denominated borrowings are either advances made in respect of our export sales or international capital market borrowings which have lower interest rates compared to domestic financings. For our expansion projects, we also use long-term financing in reais from BNDES. In 2006 and 2007 our outstanding borrowings with BNDES was at US$ 185 million and US$ 181 million, respectively out of which US$ 140 million and US$ 134 million in 2006 and 2007, respectively, represented the long-term financing, US$ 6 million lower than the amount at December 31, 2006.

During the period from July through September 2006, VCP concluded the refinancing of significantly all of its outstanding export prepayment loans pursuant to a liability management program. See Note 12(a) to our financial statements. As a result, the interest rate on the outstanding loans was reduced from an average of LIBOR plus 1.75% to LIBOR plus 1.08% p.a., thereby resulting in a prospective reduction in interest expense of about US$ 10.6 million per annum. Furthermore, the re-financing limited the maximum annual amortization on all loans to US$ 123 million during the remaining loan period.

Export credits and import credits with a number of financial institutions comprise a significant portion of our long-term debt. The lines of credit with respect to export credits generally mature within 24 to 96 months. Upon shipment, the export credits are associated with that specific, identifiable shipment. The export credits are repaid with the proceeds of the export receipts from the specific shipment. The total amount of outstanding export credits was US$ 873 million and US$ 848 million at December 31, 2006 and 2007, respectively. The export credits bear annual interest of LIBOR plus varying spread above LIBOR based upon individual pre-export borrowing agreements. The export credits bore annual interest of LIBOR plus 0.67% and LIBOR plus 1.08% at December 31, 2006 and 2007, respectively. At December 31, 2006 and 2007, there was no outstanding amount of import credits. See Notes 12(a) to our financial statements.

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

On June 24, 2005, Voto-Votorantim Overseas Trading Operations IV Limited, or Voto-Votorantim IV, a wholly owned subsidiary of VPAR, issued US$ 400 million of 7.75% Notes due 2020 that were placed with investors in North America, Europe, Asia and Latin America. VCP is a guarantor of 50% of the 7.75% Notes due 2020 and in turn received US$ 200 million of the proceeds.

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

BNDES, the parent of BNDESPAR, one of our principal shareholders, has been an important source of debt financing. At December 31, 2007, the BNDES loans totaled US$ 181 million related to the capacity increase projects, all of which are denominated in reais. The BNDES loans are secured by liens on property, plant and equipment, and a lien on certain land, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. The majority of our loans with BNDES bear interest at 3.0% to 4.5% per annum on the principal amount and are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor. The remaining BNDES loans are indexed by the UMBNDES which is a weighted average exchange variation on a basket of currencies, predominantly U.S. dollars, held by BNDES. At December 31, 2007, the TJLP was fixed at 6.25% per year, and during 2007 averaged 6.38% per year.

At December 31, 2007, the amount of our short-term debt (including current portion of our long-term debt) was US$ 367 million. At December 31, 2007, the amount of maturities of our long-term debt excluding current portion was as follows:

Year	Amount
(US$ in millions)
2009	184
2010	142
2011	165
2012	165
2013	157
After 2013	384
Total	1,197

At December 31, 2007, all of our short-term debt related to trade financing was secured. At December 31, 2007, the outstanding amount of that short-term debt was US$ 211 million, with a weighted average interest rate of 5.7%, compared to US$ 242 million at December 31, 2006, with a weighted average interest rate of 5.5%.

 Capital expenditures

During 2007, we invested US$ 353 million in capital expenditure representing an increase of 42% from the US$ 248 million invested in 2006, and 43% higher than the amount of US$ 247 million invested in 2005. Of this amount, US$ 216 million was spent on forestry assets (land acquisition, planting and forest maintenance), and the remaining was invested in the expansion, modernization and sustaining of our plants.

 Commitments and contingencies

We are subject to numerous commitments and contingencies with respect to tax, labor and other claims. See “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Matters,” and Note 15 to our audited consolidated financial statements and discussions on our critical accounting policies.

The significant contractual obligations and commitments that affect our liquidity are short-term debt, long term debt, take-or-pay contracts, leases and capital expenditures.

At December 31, 2007, we had made provisions in the amount of US$ 197 million, for civil, labor and tax legal proceedings, in long-term liabilities, compared to US$ 152 million in 2006. We have made judicial escrow deposits under the custodianship of a court held under our name (included in “Other assets—other” in our balance sheet) in the amount of US$ 158 million at December 31, 2007 for certain proceedings. The position of such provisions for tax and other litigation and deposits is as follows:

	2007		2006
	Deposits	Provisions	Deposits	Provisions
Tax-related	150	173	92	133
Labor-related	8	15	5	13
Civil-related	-	9	-	6
Total	158	197	97	152

We are one of the guarantors, together with other companies of the Votorantim group, of the US$ 300 million notes issued by Voto-Votorantim III and the US$ 400 million issued by Voto-Votorantim IV. At December 31, 2007, we had loans outstanding totaling US$ 245 million. For additional information on our commitments and contingencies, see “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 15(d) to our audited consolidated financial statements.

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

Note: The guarantees provided by us are in favor of other companies of the Votorantim Group.

We estimate that, for 2005, 2006 and 2007, an average of approximately 8% of our total number of regular domestic customers (approximately 22%, 22% and 23%, respectively, of total domestic sales value) obtained our guarantee for their loans under our vendor program. Our vendor program exposure was US$ 57 million at December 31, 2005, US$ 120 million at December 31, 2006 and US$ 127 million at December 31, 2007. See “Item 4—Information on VCP—Marketing and Distribution—Paper.”

 Buyback programs

The Company may purchase, upon authorization of its Board of Directors, preferred stock in the open market which, after purchase, will be held in treasury to be sold and/or cancelled. The number of shares held in treasury may not, however, exceed 10% of the total outstanding and in circulation shares. During the 2005, 2006 and 2007 period the buyback programs and summary of all transactions have been as follows:

Program name	Period	Maximum amount of shares authorized to be purchased	Shares purchased	Average price paid per share R$/US$
2004	May 13, 2004 to May 13, 2005	1,716,000	None		None
2005	May 17, 2005 to May 16, 2006	8,000,000	1,050,700	R$	28.21/US$13.00
2007	March 2, 2007 to February 29, 2008	9,000,000	None		None

Summary of Transactions:

Preferred Shares held in Treasury
	2005	2006	2007
Balance - January 1st	157,200	1,081,500	31,998
Purchases	1,050,700	-	-
Sales	(126,400)	(1,049,502)	(3,098)
Balance - December 31st	1,081,500	31,998	28,900

Our Board of Directors may authorize a new buyback program whenever necessary.

C.	Research and development, patents and licenses, etc.

Our total disbursements, direct and indirect, in Research & Development (excluding the disbursement in environmental area) were approximately US$ 11 million, US$ 7 million and US$ 6 million during 2007, 2006 and 2005, respectively. We direct research and development activities towards sustainability and also increasing the forest productivity, eucalyptus wood quality and industrial yields, making our production more efficient, developing new products and improving the quality of our products. We maintain close links with various universities and private research institutes. As an integrated producer of pulp and paper, we have sought to gain an even better understanding of the whole production process. We attempt to identify the characteristics of both wood and pulp that are essential for the production of high quality paper. In 2008, we plan to invest almost US$ 1.8 million in order to build a new Forest Research Laboratory in Jacareí mill site, which will improve the research activities of our Company.

Within our facilities, Genomics studies undertaken to increase the forest productivity as well as improve wood quality via the tree improvement program have resulted in expenditures of more than US$ 8 million up to the end of 2007. We operate a modern Molecular Markers Laboratory to validate the authenticity of clones for the operational plantation program.

During 2007 we began an innovative project in biotechnology, aiming the marker-assisted selection of Eucalyptus trees, a powerful tool to accelerate our tree breeding program, enabling the early selection of stress-resistant trees (i.e. resistant to drought and disease), better wood properties and addressing nutrition problems. The Ministry of Science and Technology, FINEP (agency for support/financing the development of studies and projects) has contributed US$ 1.8 million towards this project.

We participate as a consortium member in two Brazilian Genomics Projects related to Brazilian eucalyptus (FOREST and GENOLYPTUS) and also develop our own genomic project in partnership with Alellyx Applied Genomics (a Votorantim Group Company) to improve tree quality via biotechnology.

The FOREST project is a pre-competitive consortium between forest companies within the state of São Paulo and includes financial support from FAPESP (the State of São Paulo Research Foundation). This project includes the development of the largest available eucalyptus gene bank (130,000 ESTs - Expressed Sequence Tags, which has more than 30,000 genes). The project’s studies should result in an evolution to the “functional genomics” phase.

The GENOLYPTUS is a national project involving several major forest-based companies, seven universities, three EMBRAPA centers (The Federal Agency for Agricultural Research), and with the financial support of the Brazilian Ministry of Science and Technology. The project is jointly funded by the government (70%) and by the consortium of forestry-based companies (30%). Its focus is the generation of a suite of experimental resources and genomic tools to discover, map, validate and further investigate gains of economic importance in species of eucalyptus. The project’s principal objective is to translate this acquired scientific knowledge into improved forest tree breeding and production technologies. It includes the installation of the world’s largest tree genomic trial network (more than 40,000 trees resulting from 31 crosses) to evaluate wood quality. The project, now in its third stage, is currently concentrating on the mapping of the eucalyptus gene.

The nursery facilities, the largest in South America, with production capacity of 100 million rooted cuttings/seedlings, allow the continued development of laboratory findings, the acceleration of plant development for introduction to the forestry areas, and the utilization of the innovations obtained by Research and Development.

The Eucalyptus Tree Breeding Program has introduced some new Eucalyptus species in Rio Grande do Sul, such as Euclayptus globulus, which will allow VCP, in the future, to produce different kinds of pulp and products. We have also implemented controlled cross pollination, utilizing pollen of different species of Eucalyptus in seeking increased pulp yield and reduced pulpwood consumption.

We also have developed important studies with the focus on soil conservation and site sustainability, so that all silvicultural practices and products avoid soil erosion/depletion and environmental impacts.

D.	Trend Information

The primary trends which influence our sales and production and inventory levels are: the patterns and cycles of pulp purchases by paper producers, pulp and paper prices, the level of pulp inventory in the hands of pulp producers in the global market, global economic conditions and the effect of currency fluctuations.

We continue to pursue growth opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long term strategic focus.

For additional information regarding trends in our business, see “Item 4B. Business—Our Business Strategy” and “Item 5A—Operating Results.” For risks affecting our business, see “Item 3D—Risk Factors.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2007.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of U.S. dollars)
Total debt commitments (1)	1,549	352	326	330	541
Interest payable	15	15	-	-	-
Capital lease obligations (2)	78	13	26	26	13
Operating leases (3)	58	46	10	2	-
Purchase obligations (4)	382	76	126	95	85
Pension contribution	23	3	6	6	8
Total	2,105	505	494	459	647

(1)	Includes loans and financings shown in our financial statements, less interest payable.

(2)	Includes any agreements with suppliers of our assets (including for the Jacareí project). Excludes the Três Lagoas Project.

(3)	Includes land leases and wood supply.

(4)	Includes take-or-pay contracts.

Note: estimated interest expense for the purchase obligations of approximately 6%

The above table does not reflect contractual commitments discussed in “Item 5E—Off-Balance Sheet Arrangements” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Board of Directors

Pursuant to our by-laws, our Board of Directors is required to meet whenever necessary, according to the Company’s interest or when called by the chairman or by the majority of members of the Board of Directors. Our Board of Directors met fifteen times during 2007. Our Board of Directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations.

Pursuant to Brazilian corporate law, shareholders of publicly traded companies such as us that together hold preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member to our Board of Directors.Until 2005, the board members that may be elected by holders of preferred shares shall be chosen from a list of three names drawn up by our controlling shareholder. Beginning in 2006, the holders of our preferred shares have not yet elected any member of our Board of Directors.

Pursuant to our by laws, the members of the Board of Directors are elected by the holders of our common shares at the general meeting of shareholders. Members of the Board of Directors serve two year terms. The terms of the current members, elected at our shareholders’ general meeting on April 28, 2007, expire in 2009.

Set forth below are the name, age and position of each member of our Board of Directors elected at that meeting:

Name	Age	Position
José Roberto Ermírio de Moraes(1)	50	Chairman
Fábio Ermírio de Moraes(2)	46	Vice-Chairman
Carlos Ermírio de Moraes(3)	52	Member
Clóvis Ermírio de Moraes Scripilliti(4)	49	Member
José Luciano Duarte Penido	59	Member

(1)	José Roberto Ermírio de Moraes is the son of José Ermírio de Moraes Filho, who passed away in 2001.

(2)	Fábio Ermírio de Moraes is the son of Ermírio Pereira de Moraes, who was once a board member. He is also the cousin of José Roberto Ermírio de Moraes.

(3)	Carlos Ermírio de Moraes is the son of Antonio Ermírio de Moraes, who was once a board member. He is also the cousin of José Roberto Ermírio de Moraes.

(4)	Clóvis Ermírio de Moraes Scripilliti is the son of Clovis Scripilliti, who passed away in 2000. He is also the cousin of José Roberto Ermírio de Moraes.

Board of Executive Officers

Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our by-laws and by the Board of Directors and are independent from the Ermírio de Moraes family, our ultimate controlling shareholders. The executive officers are elected by the Board of Directors for one year terms, although any executive officer may be removed by the Board of Directors before the expiration of his term. The current term of all our executive officers expires on April 30, 2008.

Set forth below are the name, age and position of each of our executive officers elected in April 2007:

Name	Age	Position
José Luciano Duarte Penido	59	Chief Executive Officer
Miguel Pinto Caldas	43	Human Resources Officer
Francisco Fernandes Campos Valério	60	Technical & Growth Officer
Valdir Roque	57	Chief Financial Officer & Investor Relations Officer
José Maria de Arruda Mendes Filho	53	Forest Operations Officer
Marcelo Strufaldi Castelli	43	Chief Operations Officer
Carlos Roberto Paiva Monteiro	57	Engineering Officer
Roberto Bento Vidal	37	Logistics Officer

On December 13, 2007, Mr. Antonio Sergio Pinzan de Almeida was elected the new Pulp Executive Officer at VCP Overseas Holding Limited, Budapest, in Zug, Switzerland, pursuant to our organizational restructuring. The pulp offshore structure was also strengthened with the opening of a representative office in China and with the transfer of pulp decision-making to Switzerland, where the pulp executive officer, Mr. Sergio Almeida, began to manage the pulp business.

Additionally, in 2007, two new officers were elected to take office immediately at VCP, Mr. Miguel Pinto Caldas in the position of Human Resources Officer and Mr. Roberto Bento Vidal in the position of Logistics Officer.

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

José Maria de Arruda Mendes Filho. Mr. Mendes is a forest engineer and has been working for the Votorantim Group since 1982, when he started at Companhia de Cimento Portland Itaú. He joined VCP in 1988 to develop the forest area of the Company and to supply the pulp mills. He has a degree in forest engineering from ESALQ/USP, Universidade de São Paulo, Brazil, and also a Master’s degree from USP. He has been VCP’s forest operations’ director since August 2004.

Carlos Roberto Paiva Monteiro. Mr. Carlos Monteiro joined the Company in 1990. He previously worked in senior positions at Klabin Group, Aracruz and Simão Group. He has a degree in Industrial Mechanical Engineering from FURG/RS, Master Business Administration from BSP - Business School São Paulo, and he teaches in a graduate course in Pulp and Paper by USP - University of São Paulo.

Marcelo Strufaldi Castelli. Mr. Castelli is a mechanical engineer and joined us in 1997 when he held positions as Recovery, Utilities & Environment Manager, General Manger of the Jacareí mill and Associate Director of Operations. Recently, he became the Chief Operating Officer of VCP. Prior to that, he worked at Suzano Bahia Sul and Aracruz.

Roberto Bento Vidal. Mr. Vidal joined the Company in 2004 to be the Logistics Officer. He previously worked in senior positions at Ambev - Companhia de Bebidas das Américas and RR Donnelley & Sons. He holds a B.A. in Business Administration from PUC and a Master Business Administration from both IBMEC, Brazil and Vanderbilt University, Nashville, USA.

Miguel Pinto Caldas. Mr. Caldas is VCP’s Director of Human and Organizational Development since 2007. Prior to his appointment to the VCP board, he had a 15-year career in consulting, reaching partner status at Coopers & Lybrand, Andersen Business Consulting, and PricewaterhouseCoopers. He has also held long-term academic positions at Loyola University New Orleans and FGV-EAESP, Brazil's most prestigious business school.  He holds a bachelor degree in business from Brasilia Federal University and earned a Master in Science and a Ph.D., both in Organization and Human Resources, from FGV-EAESP.

Antonio Sérgio Pinzan de Almeida. Mr. Almeida joined the Company in 1990, as a Sales Manager in the paper division. In 1996, Mr. Almeida was transferred to the pulp division, and has been responsible for this business line since the beginning of its activities. Previously, he has been working in Trading Companies and Industries for more than twenty years, always focused in the international markets. He holds a B.A. in Business Administration from FASP, Brazil and Master Business Administration from FEA/USP, Universidade de São Paulo, Brazil.

Certain of our executive officers are also Board Members. See “Board of Directors.”

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

Our Conselho Fiscal is composed of three members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election. Under the Brazilian Corporate Law, holders of preferred shares have the right to elect separately one member of the Conselho Fiscal. Also, under the Brazilian Corporate Law, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal. In any event, however, the common shareholders have the right to elect the majority of the members of the Conselho Fiscal. Set forth below are the names, ages and positions of the members of our Conselho Fiscal and their respective alternates, as of April 25, 2007, the date of the last annual shareholders’ meeting.

Name	Age	Length of Term	Year First Elected	Position
João Carlos Hopp	78	one year	2001	Member
Geraldo Gianini	57	one year	2006	Alternate
Samuel de Paula Matos (1)	59	one year	2007	Member
Sérgio Seidiyu Yatabe	51	one year	2005	Alternate
Haroldo do Rosário Vieira	51	one year	2007	Member
Antonio Sérgio Battochio	59	one year	2005	Alternate

(1)	Samuel de Paula Matos is the audit committee financial expert.

B.	Compensation

According to our by-laws, our directors do not receive any compensation. As of the year ended December 31, 2007, the aggregate compensation, including cash and benefits-in-kind, paid to our executive officers (a total of nine persons at the time) was approximately R$ 10.3 million (corresponding to US$ 5 million).

C.	Board Practices

Our Board of Directors generally meets whenever necessary, according to the company’s interest or when called by the chairman or by the majority of the members of the Board of Directors. Our Board of Directors met fifteen times during 2007. Our Board of Directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations.

According to our by-laws, the members of the Board of Directors are elected by the holders of our common shares at the general meeting of shareholders. Members of the Board of Directors serve two year terms. The terms of the current members expire on April 30, 2009.

D.	Employees

As of December 31, 2007, we employed 2,855 persons. We use subcontractors for many of our forestry operations and for substantially all of the transportation of wood, pulp and other raw materials. These subcontractors employed 4,912 persons for our business as of December 31, 2007. Approximately 76% of the workers in our forests are employed by third parties, predominantly in areas such as maintenance and security. See “Item 4—Information on VCP—Business Overview—Raw Materials—Wood” and “Item 4—Information on VCP—Business Overview—Transportation.” We are in compliance with all local, state and federal worker health and safety regulations.

Several unions represent our employees and we consider the unions to be well organized. Collective bargaining agreements relating to forest workers expired in November 2007. We are currently engaged in negotiations to renew the agreements for another year. Collective bargaining agreements relating to other employees that expired in September 2007 were renewed for another year, with the employees receiving a 6% pay increase and an R$ 830.00 advance for employees hired before September 30, 2007. Since 1989, we have experienced four labor strikes, all of which affected the pulp and paper industry generally and lasted an average of three days. We believe we have good relationships with our employees.

In March 2000, we began to participate in a Votorantim group pension plan, which was made available to all of our employees. For more detailed information, see “—Defined Contribution Pension Plan” below.

In December 2005, we provisioned for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement. For more detailed information, see “—Post-retirement Benefit Plan” below.

Defined Contribution Pension Plan

In March 2000, we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we match the employee’s contribution limited to 1.5% of the employee’s compensation. For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation. At our option we may also make additional contributions. Our contributions vest in varying percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service. Our contributions were US$ 5 million in 2007.

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

Post-retirement Benefit Plan

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility it shares with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the year ended December 31, 2007, 2006 and 2005 amounted to US$ 3 million, US$ 1 million and US$ 1 million, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 23 million at December 31, 2007 and US$ 24 million at December 31, 2006.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2007. The actual discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 8.0% as of December 31, 2007. The assumed weighted annual average rate of increase in health care cost trend on covered changes was 3.0% as of December 31, 2007.

Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 23 million.

	Percentage
	2007	2006
Weighted-average assumptions
Discount rate	8.0	8.5
Health care cost trend on covered changes	3.0	3.0

	In million of US$ dollars
	2007	2006
Components of net periodic benefit cost for 2008 and 2007
Interest cost	3	3
Total net periodic benefit cost (benefit)	3	3

We assume, for measurement purposes, that health care cost trends for 2008 will not be considerably different from 2007. Our actuaries are unable to project the direction and pattern of changes in both the assumed and ultimate trend rates, nor can they estimate when the rates are expected to be achieved.

A one-percentage-point change in assumed health care cost trend rates would have the following effects in 2007 (all other assumptions have been held constant):

	One-percentage-point decrease	One-percentage-point increase
	2007	2006
Sensitivity of retiree welfare results
On total service and interest cost components	(0.3)	0.3
On post-retirement benefit obligation	(2.6)	2.3

E.	Share Ownership

As of December 31, 2007, the members of our Board of Directors and our officers, on an individual basis and as a group, directly own less than 1% of our preferred shares and none of our common shares. For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or executive officer and their representative percentage relative to the total outstanding shares as of December 31, 2007:

	Common		Preferred
	Number of Shares	Percentage of the Total Outstanding Shares	Number of Shares	Percentage of the Total Outstanding Shares
Board of Directors
José Roberto Ermírio de Moraes.	0	0%	1	0%
Fábio Ermírio de Moraes	0	0%	1	0%
Clóvis Ermírio de Moraes Scripilliti	0	0%	1	0%
Carlos Ermírio de Moraes	0	0%	1	0%
José Luciano Penido (*)	0	0%	1	0%

Executive Officers
José Luciano Penido(*)	0	0%	1	0%
Francisco Fernandes Campos Valério	0	0%	3,000	0%
Roberto Bento Vidal	0	0%	0	0%
Marcelo Strufaldi Castelli	0	0%	0	0%
Miguel Caldas	0	0%	0	0%
Carlos Roberto Paiva Monteiro	0	0%	0	0%

Valdir Roque	0	0%	0	0%
José Maria de Arruda Mendes Filho	0	0%	15	0%
Antônio Sérgio Pinzan de Almeida	0	0%	0	0%

Total	0	0%	3,020	0%

Source: Itaú Custódia.

(*)	Mr. José Luciano Penido is part of both the Board of Directors and Executive Officers and he owns only one preferred share of VCP.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of December 31, 2007:

Shareholders	Common Shares	(%)	Preferred Shares	(%)	Total Shares	(%)
Votorantim Participações S.A.	105,702,450	100.00	677	0	105,703,127	51.78
Total Votorantim group	105,702,450	100.00	677	0	105,703,127	51.78
BNDES Participações S.A.	0	0	7,555,369	7.67	7,555,369	3.70
Treasury Stock	1	0	28,900	0.01	28,900	0.01
Board, Directors and Fiscal Council	0	0	3,020	0	3,020	0
Public (Free Float)	1	0	90,855,089	92.29	90,855,091	44.51
Total	105,702,452	100.00	98,443,055	100.00	204,145,507	100.00

The ultimate beneficial owner, in each case, of more than 5% of our common shares through intermediate holdings companies is the Ermírio de Moraes family which, in the aggregate, beneficially owns 100% of our voting common shares. The Ermírio de Moraes family does not own any of our preferred shares. All holders of our voting common shares have the same voting rights. Each of our directors, other than José Luciano Duarte Penido has material beneficial interests in trust holdings.

B.	Related-Party Transactions

We have engaged in a number of transactions with related parties.

Distributions and Sales Outside of Brazil

In 2005, all of our exports were sold through VCP Overseas Holding KfT by VCP Trading and VCP North America. Beginning in 2006, all of our exports are sold through VCP Overseas Holding KfT by VCP Overseas Holding Limited, Budapest, the Switzerland branch of our international subsidiary.

Banco Votorantim S.A.

We have entered into a number of financial transactions with or through Banco Votorantim S.A., or Banco Votorantim, a financial institution controlled by the Votorantim group and its affiliates. At December 31, 2007, we had approximately US$ 34 million (of a total of US$ 741 million) in deposits.

Guarantees

At December 31, 2007, we guaranteed US$ 245 million of debt of other members of the Votorantim group which pertains to the aggregate amount of debt issued in the international capital markets. In each case, the outstanding guarantee amount at December 31, 2007 pertains to the amount of proceeds that were received by us and/or our subsidiaries on the issue date. The remaining debt raised was received and also guaranteed by other members of the Votorantim group. The US$ 245 million corresponding to VCP is made up of the following:

Primary obligor	Obligations		Issue Date	Outstanding guarantee amount at December 31, 2007		Date of Expiration of guarantee	Beneficiary
Voto-Votorantim Overseas Trading Operations III Limited.	US$	300 million notes issuance	January 23, 2004	US$	45 million	January 23, 2014	Noteholders and the trustee

Voto-Votorantim Overseas Trading Operations IV Limited.	US$	400 million notes issuance	June 24, 2005	US$	200 million	June 24, 2020	Noteholders and the trustee
Total				US$	245 million

Note:	The guarantees provided by us are in favor of other companies of the Votorantim Group.

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

We believe the other companies of the Votorantim group, whose debt we guarantee, are creditworthy and we do not expect to be called on to make payments on our guarantees. In addition, given our ability to obtain short term financing, we do not believe that there is substantial risk of illiquidity even if we are called upon to make payments under our guarantees, individually or in the aggregate. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Commitments and Contingencies” for a summary of the guarantees we provided in favor of other companies of the Votorantim group. For additional information on our commitments and contingencies, see Note 15 to our audited consolidated financial statements.

Leases of Forest Land

At December 31, 2007, we leased approximately 142,000 hectares of forestland, out of approximately 87,000 hectares of planted area, or approximately 32% of the land devoted to our forestry plantations. The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles. The lease payments are equivalent to 30% of the market prices of the wood produced on the property and are payable after each harvest, based on market prices.

BNDESPAR

A shareholder of our preferred shares, BNDESPAR is a wholly owned subsidiary of BNDES, the Brazilian economic development bank owned by the Brazilian federal government. We have entered into a number of financing transactions with BNDES. At December 31, 2007, we had an aggregate of US$ 159 million in outstanding loans to BNDES denominated in reais that we borrowed to fund expansion and modernization projects. The BNDES loans are secured by liens on land, equipment and property (including the Jacareí mill), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group. Our loans with BNDES bear interest at 3% per annum on the principal amount and are indexed using the TJLP, a nominal long term interest rate that includes an inflation factor. At December 31, 2007, we had an additional aggregate amount of US$ 22 million in loans to BNDES denominated in reais and bearing an interest rate of 10% per year as adjusted by the UMBNDES Index. The UMBNDES Index is a weighted average rate based on the exchange rate of a basket of currencies, predominantly the U.S. dollar, held by BNDES and during 2007, the Index’s average rate was 6.4% per annum and the average spread over the index was 3.8%. At December 31, 2007, the TJLP was fixed at 6.25%, and during 2007 averaged 6.38% per year. See Notes 12 and 13 to our consolidated financial statements.

For additional information regarding related-party transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Note 13 to our consolidated financial statements.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: VCP Exportadora e Participações S.A. (“VEP”) which was merged into VCP on April 1, 2006, Normus Emprendimentos e Participações Ltda. (“Normus”), Newark, VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT and from February 1, 2007, following the exchange of assets with International Paper, VCP-MS which was acquired through the exchange of assets (Note 4(b) to our consolidated Financial Statements), all of which are wholly owned. All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation.

We own 28.0% of the common voting shares, which represent 12.35% of the total share capital, of, Aracruz, which we acquired in 2001. We own 50% of the voting and total shares of Ripasa and of Voto-Votorantim Overseas Trading Operations IV Limited. And, as from September 2007, we also own 40% of the voting and total shares of Ahlstrom VCP. These investees, which are incorporated in Brazil, are not consolidated and are accounted for using the equity method.

On March 31, 2005, Ripar, a 50% owned joint venture, acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer (Note 4(a) to our consolidated Financial Statements). On May 24, 2006, Ripasa’s minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar which, among other things, resulted in VCP indirectly owning 50% of Ripasa. Subsequently, their assets were distributed to VCP and Suzano, in equal parts (Note 4(a) to our consolidated Financial Statements). On July 4, 2006, the joint venture partners paid US$ 71 million to a group of Ripasa’s minority preferred non-voting shareholders. We account for our interest in Ripasa by the equity method using financial information with a one-month lag.

A.	Consolidated Statements and Other Financial Information

See “Item 3—Key Information—Selected Financial Data” and “Item 18—Financial Statements.”

Legal Matters

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business. These include general civil, tax and employee litigation and administrative proceedings. At December 31, 2007, we were defendants in 1,355 labor lawsuits filed by our former employees and former employees of our subcontractors and 548 civil proceedings. We believe that we will prevail in the majority of these lawsuits, and do not consider that, if decided against us, these proceedings individually or in the aggregate will have a material adverse effect on us or on our financial condition. At December 31, 2007, our provisions for legal proceedings were US$ 197 million, of which US$ 173 million related to tax disputes and approximately US$ 24 million related to civil and labor proceedings. We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions.

We have instituted a number of legal proceedings in which we are seeking a refund or contesting the imposition of certain taxes. The more significant legal proceedings within this category are summarized in the succeeding paragraphs.

In 1999, we filed a lawsuit challenging the 1% increase in the COFINS tax rate (from 2% to 3%), a tax on revenues. Although we have obtained a legal injunction, based on advice from our legal counsel and reflecting rulings by the Federal Supreme Court, we accrued US$ 55 million relating to this claim, from 2002 through 2004. In December 2005, we made a judicial deposit of US$ 55 million following an unfavorable decision of the Supreme Court. The lawsuit is now pending Supreme Court judgment.

During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added sales tax) in the computation basis for the COFINS tax, relating to the period from 1996 to 2003, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We have accrued and deposited US$ 18 million relating to this claim. The lawsuit is now pending Appellate Court judgment.

In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed depreciation (an increase of 70%) arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of an increase of 43%. Based on advice from our legal counsel, we have accrued US$ 7 million relating to this claim. The lawsuit is now pending Supreme Court judgment.

In December 2007 our wholly-owned subsidiary, Normus, was assessed US$ 512 million, the Reais equivalent of R$ 907 million by the Brazilian tax authorities for its alleged non-payment of income and social contribution taxes relating to the operations of its wholly-owned foreign subsidiary during the period of 2002 to 2006. Normus, which is domiciled and operates from Hungary, has as its principal business activity the resale of our pulp and paper in international markets. Management is confident, as supported by the position of external legal counsel, that the subsidiary has fully settled its tax obligations in Hungary and that the claim by the Brazilian tax authorities to the effect that the income should have been taxed in Brazil is totally unfounded. Management believes, on this basis, and on existing Brazilian legal precedents including, among others, the Brazilian-Hungarian bi-lateral income tax treaty, that the risk of loss to the Company from this assessment to be remote. The treaty establishes, among other things, that Hungary has the exclusive sovereign right to tax the operations of entities domiciled and doing business from its territory. On December 21, 2007, Normus filed an administrative appeal and, as management and external legal counsel believe the Company´s position will prevail, it has not recognized a liability. See Note 15(c) to our consolidated financial statements.

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

Dividend Policy and Dividends

 General

In order to determine the amounts available for dividend distribution, we are subject to the following procedures, established by the Brazilian corporate law. We must allocate 5% of our annual net income, determined in accordance with the requirements of the Brazilian corporate law, to a legal reserve until the legal reserve equals 20% of our share capital as of the end of the most recent fiscal year. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our other capital reserves, exceeds 30% of our capital. The legal reserve may be used only to offset any accumulated deficit or to increase our share capital and may not be distributed. At December 31, 2007, the legal reserve outstanding balance was R$ 248 million, equivalent to US$ 140 million at the December 31, 2007 exchange rate.

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

The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. The dividends we paid in 2007 relate to profits earned through December 31, 2006.

Unappropriated retained earnings, as reported in our U.S. GAAP financial statements, represent retained earnings after appropriations specified in the Brazilian corporate law as described in the fourth paragraph under “—General.” Unappropriated retained earnings in U.S. GAAP have no relevant impact on U.S. investors since the distributable earnings are those recorded in our books in accordance with Brazilian GAAP. The appropriated reserve balances in the U.S. GAAP financial statements at the balance sheet dates reflect the underlying Brazilian statutory accounts translated at historical exchange rates. The unappropriated retained earnings balance in the U.S. GAAP financial statements does not reflect amounts available for distribution. At December 31, 2007, in our legal books prepared in accordance with Brazilian GAAP, we had unappropriated retained earnings (sum of the accounts Reserve for Accumulated Financial Results (Reserva de Resultados Acumulados) and Reserve for Retained Earnings (Reserva de Lucros)) of R$ 2,488 million, equivalent to US$ 1,405 million at the exchange rate at December 31, 2007. We had unappropriated retained earnings of US$ 1,265 million at December 31, 2007, US$ 824 million at December 31, 2006 and US$ 628 million at December 31, 2005 at the exchange rate at the referred dates. Unappropriated retained earnings as reported in accordance with Brazilian GAAP may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with Brazilian GAAP, unless the negative balance is reversed by releasing other reserves.

The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. In addition, the devaluation of the real creates foreign exchange gains and losses that are included in the results of operations determined under Brazilian GAAP and which affect the amount of unappropriated earnings available for distribution. At December 31, 2007, on a consolidated basis, we and our subsidiaries recorded under Brazilian GAAP foreign exchange losses and monetary variation (including gains from foreign currency swap contracts and excluding Aracruz’s foreign exchange gain on equity) of US$ 214 million at an average exchange rate for 2007.

Mandatory distribution

Under our by-laws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual dividend. The dividend must be distributed within 60 days of the annual shareholders’ meeting at which the distribution is approved, unless a shareholders’ resolution determines another date for distribution, which may not be later than the end of the fiscal year in which such dividend was declared. Pursuant to our by-laws, holders of preferred shares are not entitled to a fixed or minimum dividend, but have the right to receive dividend payments per share that are 10% greater than those paid to holders of common shares. The mandatory distribution is based on a percentage of adjusted net income, which may not be lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporate law permits, however, a public company to suspend the mandatory distribution of dividends if the Board of Directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the Conselho Fiscal. The Board of Directors must file a justification for a dividend suspension with the CVM within five days of the date of the shareholders’ meeting. Profits not distributed by virtue of the suspension mentioned above must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits such payments. The rules regarding suspension apply to the holders of preferred shares and, consequently, to the holders of ADSs. The mandatory distribution may also be limited to the “realized” portion of net income, as described under “—General.” For further information on our dividend policy, see “Dividend Policy.”

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

Dividend policy

The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common stock and will depend on many factors. These factors include our results of operations, financial condition, cash requirements, future prospects, our credit ratings, macroeconomic conditions and other factors deemed relevant by our shareholders. Our shareholders have historically acted on these matters at the recommendation of our Board of Directors. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributed to capital.

On December 3, 2003, our Board of Directors approved a change in our dividend policy effective for distributions and/or interest or equity related to any distribution beginning in the 2003 fiscal year. Under the policy, we intend to pay dividends and/or interest on equity based on 60% of “free cash flow.” “Free cash flow” is expected to be an amount equal to “EBITDA” minus “changes in working capital,” minus “income taxes” and minus “capital expenditures” and will be based upon our financial statements prepared in accordance with the Brazilian corporate law, Brazilian GAAP and the rules and regulations of the CVM and Bovespa. “EBITDA” means operating income before financial expenses (income) and gains (losses) from certain investments accounted for by the equity method plus depreciation, amortization and depletion; “changes in working capital” means the net cash provided by (or used in) the decrease (increase) of current assets and the increase (decrease) of current liabilities; “income tax” means the income tax and social contribution effectively paid by us and “capital expenditures” means the net cash used in our capital expenditures, in each case as such items appear in the income statement and/or the statement of cash flows contained in our year-end financial statements prepared in accordance with the requirements of the Brazilian corporate law. It is anticipated that, given the cyclical nature of our pulp and paper business, distributions of dividends and/or interest on equity will be made once a year.

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

Dividends

The following table sets forth the dividends paid to holders of our capital stock since fiscal year 2003. The amounts in the table below relate to cash dividends declared, which differ from the dividends reported in U.S. dollars in the statement of changes in shareholders’ equity in our consolidated financial statements due to translation effects recorded through to the date of dividend payment.

First payment date	Fiscal year	Common shares	Preferred shares	Common shares(1)	Preferred shares(1)
		(in R$ per share)		(in US$ per share)
May 10, 2004	2003	1.1928	1.3121	0.3798	0.4177
November 5, 2004	2004	0.3999	0.4399	0.1419	0.1561
May 13, 2005	2004	1.0400	1.1400	0.4208	0.4613
May 10, 2006 (2)	2005	1.4069	1.5476	0.6834	0.7518
May 10, 2007 (2)	2006	1.4963	1.6459	0.7379	0.8117

(1)	Based on declared cash amount in R$ translated to U.S. dollars at the exchange rate on the first payment date.

(2)	Dividends distributed as Interest on Equity (ISE). Amounts are gross of the 15% withholding tax.

The dividends and interest attributable to capital we paid amounted US$ 88 million in 2005 and US$ 111 million in 2006. On December 11, 2007, we declared dividends (as interest attributable to capital) related to 2007 fiscal year, in the gross amount of R$ 318 million (approximately US$ 180 million), to be paid in 2008, after our next annual shareholders’ meeting (to be held until April 30, 2008), which will confirm the final approval. This amount represents approximately 30% of our net earnings for the year 2007 and 3% yield. Holders of our preferred shares have the right to receive a dividend per share of 10% more than that paid to the common shares.

B.	Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2007, other than the events already described in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

The ADSs are listed on the New York Stock Exchange under the trading symbol “VCP.” Our preferred shares trade on the São Paulo Stock Exchange under the symbol “VCPA4” (prior to December 3, 1999 we traded under the symbol “PSIM4”). At December 31, 2007, we had approximately 7,700 shareholders of record.

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

		Reais per Preferred Share		U.S. dollars per ADS
		High	Low	High	Low
2003:	Annual	36.78	19.20	12.82	6.40

2004:	Annual	44.00	33.00	16.55	10.72

2005:	Annual	39.37	23.39	15.69	10.61

2006:	First Quarter	35.01	27.20	16.18	12.22
	Second Quarter	36.56	29.95	17.58	12.65
	Third Quarter	38.50	32.60	17.78	14.78
	Fourth Quarter	44.30	36.40	20.04	17.11
	Annual	44.30	27.20	20.04	12.22

2007:	First Quarter	43.17	36.19	19.90	17.01
	Second Quarter	46.30	37.75	24.38	18.30
	Third Quarter	52.50	41.76	28.62	19.60
	Fourth Quarter	59.18	49.31	34.45	28.08
	Annual	59.18	36.19	34.45	17.01

Share Price for the most recent six months:

July, 2007	42.02	51.01	27.40	22.88
August, 2007	46.82	41.76	24.48	19.60
September, 2007	52.50	45.65	28.62	23.53
October, 2007	53.68	49.31	31.35	28.08
November, 2007	57.33	50.99	33.22	28.52
December, 2007	59.18	52.40	34.45	29.60

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2007, the aggregate market capitalization of the 449 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$ 723 billion, and the ten largest companies listed on the São Paulo Stock Exchange represented approximately 51% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. On December 31, 2007, we accounted for approximately 0.5% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation See “Item 10—Additional Information—Taxation” and “Item 10—Additional Information—Exchange Controls.”

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

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material non compliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

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

The Brazilian Corporate Law and our by-laws require that our directors be elected by our shareholders at a general shareholders’ meeting. All of our directors are elected by, and represent, our controlling shareholders.

 Executive Sessions

NYSE rules require that the non management directors must meet at regularly scheduled executive sessions without management. The Brazilian Corporate Law does not have a similar provision. According to the Brazilian Corporate Law, up to one third of the members of the Board of Directors can be elected from management. No member of our executive committee serves as a director. The directors are not expressly empowered to serve as check on management and there is no requirement that our directors meet regularly without management. As a result, our directors do not typically meet in executive sessions.

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

 Compensation Committee

NYSE rules require that listed companies have a Compensation Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non CEO compensation, incentive compensation and equity based plans. We are not required under applicable Brazilian law to have a Compensation Committee. Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit sharing payments to our executive officers is established by our shareholders at the annual general meeting. The Board of Directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determination, the board reviews the performance of each executive officer and each of the goals they were supposed to achieve during the year.

 Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee, or audit board in our case, meet the SEC rules regarding audit committees for listed companies. The Brazilian Corporate Law requires companies to have a non permanent Conselho Fiscal composed of three to five members who are elected at the general shareholders’ meeting. The Conselho Fiscal operates independently from management and from a company’s external auditors. Its main function is to monitor the activities of management, examine the financial statements of each fiscal year and provide a formal report to our shareholders.

We have a permanent Conselho Fiscal that consists of three members and three alternates. The members of our Conselho Fiscal are all financially literate and one member has accounting expertise that qualifies him as an audit committee financial expert. In order to comply with the exemption requirements that allow our Conselho Fiscal to act as an audit committee pursuant to SEC rules, our Board of Directors approved the delegation to the Conselho Fiscal of certain additional responsibilities and the Conselho Fiscal and the Board of Directors adopted an additional charter that delegates to the Conselho Fiscal the duties and responsibilities of a U.S. audit committee to the extent permitted under Brazilian Corporate Law. For a further discussion of our Conselho Fiscal, see “Item 6C—Board Practices—Conselho Fiscal.”

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

 Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we have recently amended our code of ethics to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules. We believe our code, as amended, substantially addresses the matters required to be addressed by the NYSE rules. A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Ethics, see “Item 16B—Code of Ethics.”

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

Shareholders’ Agreement of Aracruz Celulose S.A.

A subsidiary of ours became a party to the Aracruz shareholders’ agreement, along with BNDESPAR, the Lorentzen Group and the Safra Group. Under the shareholders’ agreement, our subsidiary will be entitled to appoint three directors to the Aracruz’s board, which currently consists of ten directors. The shareholders’ agreement, which expires in May 2008, provides that the maximum number of shares of voting stock of Aracruz to be held by any party to the shareholders’ agreement may not exceed 28% of the total outstanding shares of voting stock. In addition, the shareholders’ agreement requires that each person or entity who acquires shares of voting stock of Aracruz from any of the parties to the shareholders’ agreement become a party to such agreement.

On February 7, 2003, the Lorentzen Group and the Safra Group announced the signing of an agreement in which the Lorentzen Group and the Safra Group agreed that, until the termination of the existing Aracruz shareholders’ agreement, a sale by either party of its voting interest in Aracruz must be approved by the other party. This agreement provides that (i) neither party may take any action or omit to take any action which results in the extension or renewal of the existing shareholders’ agreement, and (ii) after May 11, 2008 (the date of termination of the existing shareholders’ agreement), (A) the sale by either party shall be subject to rights of first refusal by the other party and to “tag-along” rights (the right of a party to the agreement to sell on a pro rata basis its shares if another party is selling shares) and (B) in the event of a sale by either of them to a third party, the purchaser must adhere to the provisions of the agreement.

Technology Transfer Agreements

We have had a technology transfer agreement with Oji Paper since 1989 pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal and carbonless paper. The agreement also granted us an exclusive, non-assignable license to manufacture and sell certain carbonless and thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East. Oji Paper receives quarterly royalties based on net operating revenue. The royalties payment has been less than US$ 1.0 million per annum in 2005, 2006 and 2007.

Strategic Business Agreement

In August 2007, we signed this agreement with Oji Paper which will permit us to further our offering of thermal paper technologies in Brazil and the Latin America regions, while allowing Oji Paper to expand its worldwide presence as market leader in thermal paper market.

Through the execution of the SBA, we will be able to draw on the technologies of Oji as well as their global subsidiaries including the technology of Kanzaki Specialty Papers, Inc, (KSP) Kanzan Spezialpapiere GmbH (Kanzan) and Oji Paper Thailand Ltd. (OPT). Going forward, we will be prepared to meet the growing demands of an expanding market by drawing on the technological process of Oji Paper globally. The SBA agreement coupled with the expansion of our Piracicaba mill will permit the continuation of enhanced quality and improved value to our customers.

Exchange Agreement with International Paper

On September 19, 2006, International Paper, a wholly owned subsidiary of International Paper Company, and VCP entered into the Exchange Agreement. Pursuant to the terms of the Exchange Agreement, International Paper agreed to exchange the Project Mill being developed in Três Lagoas, state of Mato Grosso do Sul, Brazil (together with approximately 100,000 hectares of surrounding forestlands) for VCP’s Luiz Antonio pulp and uncoated paper mill and approximately 60,000 hectares of forestlands located in the state of São Paulo, Brazil. International Paper has already fully funded the project mill in the amount of US $1.15 billion.

The Luiz Antonio mill produces 355,000 metric tons of uncoated papers and 100,000 metric tons of market pulp annually. The 100,000 metric tonnes of market pulp will be supplied to VCP, for its use in other facilities, on competitive terms under a long-term supply agreement. The Três Lagoas project mill is expected to be completed in January 2009 and to have a capacity of 1,100,000 tons of market pulp per annum.

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

Consummation of the transaction was effective as of February 1, 2007.

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

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares. The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. In the first two cases mentioned above, however, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year. In those cases, the 30 day term is counted from the date the minutes of the special meeting are published. We would be entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

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

This summary is based upon tax laws of Brazil and the federal income tax laws of the United States as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations. You should consult your own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any U.S. federal estate, gift, or alternative minimum taxes, and non U.S., state or local tax laws.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Certain Brazilian tax consequences

The following discussion, subject to the limitations therein, summarizes certain Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs, as the case may be, by a holder that is not domiciled in Brazil for purposes of Brazilian taxation, or by a holder of preferred shares with an investment in preferred shares registered with the Central Bank as a U.S. dollar investment (in each case, a “non Brazilian holder”). It is based on Brazilian law as currently in effect, and, therefore, any change in such law may change the consequences described below. Each non-Brazilian holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in preferred shares or ADSs.

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

Taxation of gains

Gains realized outside Brazil by a non Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. According to Provisional Measure No. 135 Enacted on October 30, 2003, which came into force on January 1, 2004, the disposition of assets located in Brazil by a non-Brazilian holder may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Provisional Measure No. 135, considering the general and unclear scope of Provisional Measure No. 135 and the lack of a judicial court ruling in respect thereto we are unable to predict whether our belief will ultimately prevail in the Brazilian courts.

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, shall be considered a capital gain. On receipt of the underlying preferred shares, the non Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below in “—Registered Capital.” However, if this non Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

Non Brazilian holders are generally subject to income tax imposed at a rate of 15% on gains realized on sales or exchanges of preferred shares if the transaction is carried out outside any Brazilian stock, future or commodities exchange. Gains realized by a non-Brazilian holder upon the redemption of preferred shares will be treated as gain from the disposition of such preferred shares occurring outside of a stock exchange and will accordingly be subject to tax at a rate of 15%.

Non Brazilian holders are subject to income tax, at a rate of 20%, on gains realized on sales or exchanges in Brazil of preferred shares that occur on the Brazilian stock exchanges, unless such a sale is made by a non-Brazilian holder who is not a resident in a “tax haven” (as described below) and (1) such sale is made within five business days of the withdrawal of the preferred shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five day period, or (2) such sale is made under Resolution No. 2,689 by registered non Brazilian holders who obtain registration with the CVM. In these two last cases, the gains realized are exempt from income tax. The gain realized from transactions on the Bovespa is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency, without any correction for inflation, of the shares sold. The gain realized as a result of a transaction that occurs other than on the Bovespa is the positive difference between the amount realized on the sale or exchange and the acquisition cost of the preferred shares, both values in reais; there are grounds, however, to hold that the gain realized should be calculated based on the foreign currency amount registered with the Central Bank, such foreign currency amount to be translated into Brazilian currency at the commercial market rate. There is no assurance that the current preferential treatment for holders of ADSs and non Brazilian holders of preferred shares under Resolution No. 2,689 will continue in the future or that it will not be changed in the future.

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

Interest attributed to capital

Distribution of a notional interest charge attributed to capital in respect of the preferred or common shares as an alternative form of payment to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, is subject to Brazilian withholding income tax at the rate of 15%. Such payments, subject to certain limitations, are deductible for Brazilian income tax and for social contribution purposes as long as the payment of a distribution of interest is credited to a shareholder’s account and approved at our general meeting of shareholders. Current Brazilian corporate law establishes that a notional interest charge attributed to shareholders’ equity can either be accounted for as part of the mandatory dividend or not. In case the payment of such interest is accounted for as part of the mandatory dividend, we would be required to pay an additional amount to ensure that the net amount received by the shareholders, after the income tax, is at least equal to the mandatory dividend. The distribution of interest attributed to capital would be proposed by our Board of Directors and subject to subsequent declaration by the shareholders at a general meeting.

Beneficiaries resident or domiciled in tax havens or low tax jurisdictions

Law No. 9,779/99, in effect as of January 1, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven, is subject to withholding income tax at a rate of 25%. Accordingly, if the distribution of interest attributed to capital is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%. Capital gains for gains realized are not subject to this 25% tax even if the beneficiary is a resident in a tax haven. A tax haven jurisdiction is considered to be any country or location, (i) which does not impose income tax or imposes income tax at a maximum rate lower than 20% or (ii) where internal legislation imposes restrictions on the disclosure of the shareholding composition or ownership of investments.

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non Brazilian holder. However, some Brazilian states may impose gift and estate taxes on gifts made or inheritances bestowed by individuals or entities not resident or domiciled within such state to individuals or entities residing or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

 Tax on bank account transactions (CPMF)

The financial transaction tax (CPMF) is imposed on any removal of funds from bank accounts maintained in Brazil in an amount equal to 0,38% of the transaction’s value. The CPMF tax was imposed on all such transactions through December 31, 2007, but has been revoked effective January 1, 2008. Transactions that may have occurred during 2007 by the depository or the holders of preferred shares that involved the transfer of Brazilian currency through Brazilian financial institutions will be subject to the CPMF tax. Should non-Brazilian holders transfer the proceeds from the sale or assignment of preferred shares by an exchange transaction in 2007, the CPMF tax was imposed on the amount to be remitted abroad in Brazilian reais. The responsibility for the collection of the CPMF tax is borne by the financial institution that carries out the relevant financial transaction. In the event we performed any exchange transaction in connection with ADRs or preferred shares during 2007, we had a corresponding CPMF tax burden.

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

 Social Contribution Tax (COFINS and PIS)

The Federal government enacted law No. 10,833/03, which created the non-cumulative COFINS, which came into effect in February 2004. The COFINS tax previously charged at a flat rate of 3.0% on revenues was increased to 7.6% on revenues less certain costs and expenses on a value-added basis. Similarly, the PIS tax was increased from a flat rate of 0.65% on revenues to 1.65% on revenues less certain costs and expenses on a value added basis. These new value-added taxes allowed for certain credits in the basis of calculation such as raw materials, services and certain finance expenses. Sales of investments (shares and fixed assets) are not considered in the calculation of these taxes.

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

A non Brazilian holder of preferred shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars received by the non Brazilian holder.

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

Taxation of Distributions

In general, distributions with respect to the preferred shares or ADSs (which likely would include distributions of interest on shareholders’ equity, as described above under “—Certain Brazilian tax consequences—Interest attributed to capital) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2007 taxable year. In addition, based on the our audited financial statements and current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2008 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares (to the extent not represented by ADSs) will be treated as qualified dividend income, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced that the IRS is continuing to study procedures pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be able to determinate whether dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. Holders of ADSs and preferred shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1 800 SEC-0330. In addition, material we filed can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

We also file electronically financial statements and other periodic reports with the CVM. The CVM website is www.cvm.gov.br.

Copies of our annual reports on Form 20 F and accompanying documents and our by-laws will be available for inspection at our headquarters or our website at www.vcp.com.br. The information on our website is not part of this annual report.

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

We also use cross-currency interest rate swap contracts to mitigate the volatility of foreign exchange rate fluctuations on our U.S. dollar-denominated debt. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of income in “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.”

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

Our foreign currency debt reflects a strategy to continue borrowing funds in U.S. dollars, and to invest the proceeds in investments bearing higher interest rates in the Brazilian market. We have succeeded in lengthening the average maturity of our debt over time. The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 14% at December 31, 2005 and 27% at December 31, 2006 and 23% at December 31, 2007.

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

The specific foreign currency risks which have caused us to enter into swap contracts to protect ourselves against a possible devaluation of the real were associated with the exposures generated by our U.S. dollar denominated (short- and long-term) debt. The contracts mitigate these risks by committing the counterparties and ourselves to positions in foreign currency, thereby offsetting, to the extent of these contracts, the effects of currency fluctuations on our foreign currency debts. The management of our net exposure position takes into account a number of current and projected economic factors and market conditions. At December 31, 2006 and 2007, the notional amounts of our outstanding foreign currency swap contracts were US$ 480 million and US$ 193 million, respectively, and their fair values were less than the aforementioned notional values by US$ 93 million and US$ 5 million, respectively. The weighted average pay rates on our outstanding foreign currency swap contracts are floating rate-based on the Certificado de Depósito Interbancário, or CDI. The fair values of our cross-currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. The table below provides information on our debt outstanding as of December 31, 2007. The amounts have been translated into U.S. dollars based on the exchange rate prevailing on December 31, 2007, as determined by the Central Bank (R$ 1.7713 for US$ 1.00).

Our cross currency interest rate swap contracts are effected to mitigate the potential foreign currency exchange losses which would be generated by our U.S. dollar-denominated liabilities in the event of a devaluation. We make our export sales in U.S. dollars, which helps us to mitigate potential losses in the event of a devaluation.

	Expected maturity date
	2008	2009	2010	After 2010	Total
	(US$ in millions)
Short-term debt:
Reais	42	0	0	0	42
U.S. dollars	114	0	0	0	114
Total short-term debt (including	156	0	0	0	156
current portion of long-term debt)
Long-term debt:
Reais	0	57	17	73	147
U.S. dollars	0	127	125	798	1,050
Total long-term debt	0	184	142	871	1,197
Total	156	184	142	871	1,353

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

On December 31, 2007, the carrying value of our U.S. dollar-denominated short-term debt was US$ 211 million and our U.S. dollar- and real-denominated long-term debt, including the current portion, was US$ 1,353 million.

We estimate that the foreign currency-denominated component of our paper costs does not exceed 10% of our total costs. We are self-sufficient in pulp, the principal raw material used in producing paper products. The energy, labor and other domestic components of our paper production costs are denominated in reais and, together with the cost of pulp, account for almost 90% of our paper costs. Although, in the long term, there is a clear correlation between international U.S. dollar-denominated pulp prices, reflecting the international nature of this commodity, and the prices we are able to charge, fluctuations in exchange rate are not always immediately reflected in our domestic prices. In the long term, when the international price of pulp increases, the domestic price follows and our domestic sales in reais also increase. In the short term, our domestic prices may deviate from the international U.S. dollar-denominated pulp prices. Timing of the fluctuations in exchange rate reflected in our prices may vary with the type of product, generally as follows:

•	immediately for commodity products, such as pulp and uncoated wood-free paper;

•	with a relatively short lag for coated papers, due to the sale of imported products in the domestic market; and

•	with some lag for other specialty papers with limited exposure to external factors.

The percentage of our debt subject to fixed and floating interest rates is as follows:

	As of December 31,
	2007	2006
Floating rate debt:
• Denominated in U.S. dollars	69%	58%
• Denominated in reais	12%	11%
Subtotal	81%	69%

Fixed rate debt:
• Denominated in U.S. dollars	19%	31%
Subtotal	19%	31%
Total	100%	100%

Interest rate risk

Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank. On December 31, 2006, the TJLP was fixed at 6.85%, and during 2006 averaged 7.88% per year. On December 31, 2007, the TJLP was fixed at 6.25%, and during 2007 averaged 6.38% per year. The interest rate on our cash, cash equivalents and held-to-maturity investments denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis and during 2007 averaged 11.82% per year.

The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2007.

	2008	2009	2010	After 2010	Total	Fair value(1)
	(US$ in millions)
Assets:
Cash and cash equivalents denominated in reais	244	-	-	-	244	244
Cash and cash equivalents denominated in U.S. dollars	321	-	-	-	321	321

Available-for-sales investments denominated in reais	176	-	-	-	176	176
Available-for-sales investments denominated in U.S. dollars	-	-	-	-	-	-
Total cash, cash equivalents and available-for-sales investments	741	-	-	-	741	741

Liabilities:
Short-term debt:
Floating rate, denominated in U.S. dollars	64	-	-	-	64	64
Floating rate, denominated in reais	42	-	-	-	42	42
Fixed rate, denominated in U.S. dollars	261	-	-	-	261	261
Fixed rate, denominated in reais	-	-	-	-	-	-
Long-term debt:
Floating rate, denominated in U.S. dollars	-	127	125	555	807	807
Floating rate, denominated in reais	-	57	17	73	147	147
Fixed rate, denominated in U.S. dollars	-	-	-	243	243	259

Total debt	367	184	142	871	1,564	1,580

(1)	The methodology used to determine the fair value included in the table above is described in Note 14 to our audited consolidated financial statements.

(2)	Held-to-maturity or available-for-sale investments.

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

The table below provides information about our cross-currency interest rate swap contracts:

	As of December 31, 2007
	Expected maturity date
	2008	2009	2010	After 2010	Total	Fair Value of assets (liabilities)(1)	Average paying rate in reais	Average receiving rate
Cross-currency interest rate swap contracts notional amount
U.S. dollars to reais	-	-	-	-	-	-	-	-
Yen to U.S. dollars	(5)	-	-	-	(5)	(5)	8.02% per year	4.25% per year
Reais to Reais		-	-	-	-	-	-	-
Total	(5)	-	-	-	(5)	(5)

(1)	The methodology used to determine the fair value included in the table above is described in note 13 to our audited consolidated financial statements.

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

Management assessed the effectiveness of VCP’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (COSO). Based on this assessment, management concluded that, as of December 31, 2007, VCP’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in internal controls. There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

On April 25, 2007, we determined that Samuel de Paula Matos is our “audit committee financial expert,” serving on our Conselho Fiscal. Mr. Matos is independent, as required by rules of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a code of ethics that applies to all VCP’s employees including the members of our financial department, including our chief executive officer, our chief financial officer and our chief accounting officer. No waivers, either explicit or implicit, of provisions of the code of ethics were granted to our chief executive officer, chief financial officer or chief accounting officer in 2007. A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2007, 2006 and 2005:.

	Year Ended December 31,
	2007		2006		2005
	(in thousands of U.S. dollars)
Audit Fees	US$	1,213	US$	1,571	US$	285
Tax Fees		253		-		-
Audit-Related Fees		4		250		5
Total	US$	1,470	US$	1,821	US$	290

Audit Fees

Audit fees in 2007, 2006 and 2005 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the integrated audit of our annual financial statements, reviews of quarterly financial statements and statutory audits of our subsidiaries and of our internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Audit-Related Fees

Audit-related fees in 2006 and 2005 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with analysis of compliance by us of Sarbanes-Oxley provisions.

Tax Fees

Tax fees in 2007 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with tax services related to the audit procedures. Includes fees charged in connection with the review of the income tax returns of Votorantim Celulose e Papel S.A.

Pre-Approval Policies and Procedures

Our Board of Directors approves, based on the recommendation of the Audit Committee, all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Under the Sarbanes Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2007, 2006 and 2005 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we had to comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower our Conselho Fiscal to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3). In our assessment, our Conselho Fiscal is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act of 2002 and to satisfy the other requirements of Exchange Act Rule 10A 3. For a further discussion of our Conselho Fiscal and the audit committee exemption, see “Item 6C—Board Practices—Conselho Fiscal.”

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2007, no shares were repurchased or sold. At December 31, 2007, a total of 28,900 preferred shares were held in treasury, at the amount of R$ 0.8 million (approximately US$ 0.4 million).

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

4.1.1+
VCP Overseas Holding Export Prepayment Facility Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd Budapest - Baar Branch, the Lenders defined therein, ABN AMRO Bank N.V., LaSalle Bank National Association, et al. US$ 375,000,000 Senior Loans.

4.1.2+
Export Finance Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd Budapest - Baar Branch, and LaSalle Bank National Association.

4.1.3+
Collateral Account Control Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, VCP Overseas Holding Ltd Budapest - Baar Branch, the Lenders defined therein, ABN AMRO Bank N.V., LaSalle Bank National Association.

4.1.3A+
Security Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd Budapest - Baar Branch, the Lenders defined therein, ABN AMRO Bank N.V., LaSalle Bank National Association.

4.2.1+
Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A. and the other parties named therein, relating to the ABN AMRO Facility Agreements and the ABN Loan No. 3, as defined therein.

4.2.2+
Restated US$ 223,000,000 Pre-Export Finance Agreement as restated on 27 September, 2006 pursuant to a Restatement Agreement dated 27 September, 2006 for Votorantim Celulose e Papel S.A. and ABN AMRO Bank N.V.

4.2.3+	Disclosed Pledge of Collection Account between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

4.2.4+	Assignment Agreement between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

4.3.1+
Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A. and the other parties named therein, relating to the Santander Facility Agreements and the Santander Loan No. 6, as defined therein.

4.3.2+
Restated US$ 225,000,000 Pre-Export Finance Agreement as restated on 27 September 2006 pursuant to a Restatement Agreement dated 27 September, 2006 for Votorantim Celulose e Papel S.A. and Banco Santander Central Hispano S.A. - London Branch.

4.3.3+	Collection Account between VCP Overseas Holding Ltd Budapest - Baar Branch and Banco Santander Central Hispano S.A. - London Branch.

4.3.4+	Assignment Agreement between VCP Overseas Holding Ltd Budapest - Baar Branch and Banco Santander Central Hispano S.A. - London Branch.

4.4.1+	Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A. and the other parties named therein, relating to the Syndicated Facility Agreement as defined therein.

4.4.2+
Restated US$ 102,000,000 Pre-Export Finance Agreement as restated on 27 September 2006 pursuant to a Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A., ABN AMRO Bank N.V. and Banco Santander Central Hispano S.A. - London Branch.

4.4.3+	Disclosed Pledge of Collection Account between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

4.4.4+	Assignment Agreement between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

4.5+	Exchange Agreement dated September 19, 2006 by and between Votorantim Celulose e Papel S.A. and International Paper Investments (Holland) B.V.

Exhibit Number	Description
4.6#	Joint Venture Agreement dated May 8, 2007 between Votorantim Celulose e Papel S.A. and Ahlstrom Louveira Ltda.

4.7#	Strategic Business Agreement dated as of August 6, 2007 between Oji Paper Co., Ltd. and Votorantim Celulose e Papel S.A.

4.8#	Export Prepayment Agreement dated as of June 22, 2007 by and among Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd., and Banco Bilbao Vizcaya Argentaria, S.A.

6#	See Note 2(l) to our financial statements for information explaining how earnings per share information was calculated.

8#	See Note 2(c) to our financial statements for information regarding our subsidiaries.

11.1***	English translation of Code of Ethics.

12.1#	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer.

12.2#	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Financial Officer.

13.1#	Section 1350 Certification of Chief Executive Officer.

13.2#	Section 1350 Certification of Chief Financial Officer.

*	Incorporated herein by reference to our report on Form 6K filed on April 27, 2007 (File No. 001-15018).

**	Incorporated herein by reference to our registration statement on Form F 6 filed on March 25, 2002 (File No. 333-84964).

***	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2004 (File No. 001-15018).

****	Incorporated herein by reference to our annual report on Form 20-F filed on May 21, 2002 (File No. 001-15018).

*****	Incorporated herein by reference to our annual report on Form 20-F filed on June 29, 2006 (File No. 001-15018).

+	Incorporated herein by reference to our annual report on Form 20-F filed on February 1, 2007 (File No. 001-15018).

#	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VOTORANTIM CELULOSE E PAPEL S.A.

By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer

By:	/s/ José Luciano Duarte Penido
Name: José Luciano Duarte Penido
Title: Chief Executive Officer

Date: January 31, 2008

Votorantim Celulose e Papel S.A.
Consolidated Financial Statements
as at December 31, 2007 and 2006,
and for the Three Years Ended
December 31, 2007
and Report of Independent Registered
Public Accounting Firm

Management's Report on Internal Control
Over Financial Reporting

1
The management of Votorantim Celulose e Papel S.A. and subsidiaries ("the Company") is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

2
The Company's internal control over financial reporting is a process designed by, or under the supervision of, the Company's Audit Committee, principal executive and principal financial officers, and effected by the Company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

3
Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Votorantim Celulose e Papel S.A.

4
The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2007 the Company's internal control over financial reporting is effective.

5
Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers Auditores Independentes, the Company's independent registered public accounting firm, which opinion is stated in their report, dated January 16, 2008, included herein.

São Paulo, January 16, 2008

José Luciano Penido	Valdir Roque
Chief Executive Officer	Chief Financial Officer
January 16, 2008	January 16, 2008

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

1
In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2007 and 2006). We did not audit the financial statements of Aracruz Celulose S.A., an affiliate, the investment in which totaled US$ 314 million and US$ 291 million at December 31, 2007 and 2006, respectively, and for which the equity in earnings of affiliates, included in net income, totaled US$ 52 million, US$ 56 million and US$ 42 million for each of the three years in the period ended December 31, 2007. The financial statements of Aracruz Celulose S.A. were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Aracruz Celulose S.A., is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Votorantim Celulose e Papel S.A.

2
Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

3
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

4
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, January 16, 2008

PricewaterhouseCoopers
Auditores Independentes

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31
In millions of U.S. dollars, except number of shares

	Note	2007	2006
Assets

Current assets
Cash and cash equivalents		565	405
Available for sale securities	6	176	365
Trade accounts receivable, net	7	165	201
Inventories	8	186	198
Recoverable taxes		71	94
Deferred income tax	5(b)	5	49
Long-lived assets held for sale		-	15
Other		34	20

		1,202	1,347

Non-current
Investment in affiliates, including goodwill	9	1,009	900
Property, plant and equipment, net	10	3,916	1,945
Other assets
Recoverable taxes		68	25
Deferred income tax	5(b)	-	79
Judicial deposits	15	158	97
Accounts receivable for investment sold	4(a)	34	-
Advances to suppliers		10	-
Other		8	11

		278	212

		6,405	4,404

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31
In millions of U.S. dollars, except number of shares	(continued)

	Note	2007	2006
Liabilities and shareholders' equity

Current liabilities
Trade payables		139	111
Short-term debt	11	211	242
Current portion of long-term debt	12	156	170
Unrealized loss from cross currency interest rate swaps	14	5	50
Payroll, profit sharing and related charges		23	20
Taxes on income and other taxes		34	34
Interest attributable to capital payable	17	170	129
Liabilities associated with long-lived assets classified as held for sale		-	1
Other		18	23

		756	780

Non-current
Long-term liabilities
Long-term debt	12	1,197	1,129
Deferred income tax, net	5(b)	349	-
Unrealized loss from cross currency interest rate swaps	14	-	44
Accrued liabilities for legal proceedings	15	197	152
Post-retirement benefits	21	23	24

		1,766	1,349

Commitments and contingencies	15

Shareholders' equity	17
Preferred shares, no par value, 280,000,000 shares authorized, 98,443,055 shares issued and outstanding		953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding		1,053	1,053
Additional paid-in capital		35	35
Treasury shares, at cost, 2007 - 28,900 preferred shares (2006 - 31,998 preferred shares)		(1)	(1)
Appropriated retained earnings		110	86
Unappropriated retained earnings		1,711	694
Accumulated other comprehensive income (deficit)
Cumulative translation adjustments		19	(545)
Post-retirement benefits	21	3	-

		3,883	2,275

		6,405	4,404

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Income
Years Ended December 31
In millions of U.S. dollars, except number of shares

	Note	2007	2006	2005

Net operating revenue
Domestic sales (net of sales taxes: 2007 - US$ 226; 2006 - US$ 222 and 2005 - US$ 183)		709	685	564
Export sales		624	632	566

		1,333	1,317	1,130

Operating costs and expenses
Cost of sales		887	813	654
Selling and marketing		138	136	138
General and administrative		64	63	55
Gain on exchange of assets, net	4(b)	(955)	-	-
Other, net		13	20	36

		147	1,032	883

Operating income		1,186	285	247

Non-operating income (expense)
Financial income	19	236	166	79
Financial expense	19	(145)	(148)	(119)
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net		214	(4)	(5)

		305	14	(45)

Income before taxes on income and equity in affiliates		1,491	299	202

Current income tax expense
Domestic		(35)	(25)	(51)
Deferred income tax expense on gain on exchange of assets		(327)	-	-
Deferred income tax (expense) benefit		(21)	21	59

	5(a)	(383)	(4)	8

Income before equity in affiliates		1,108	295	210

Equity in earnings of affiliates	9	113	77	54

Net income		1,221	372	264

Votorantim Celulose e Papel S.A.

Consolidated Statements of Income
Year Ended December 31
In millions of U.S. dollars, except number of shares	(continued)

	2007	2006	2005

Net income applicable to preferred shares	618	188	124
Net income applicable to common shares	603	184	140

Net income	1,221	372	264

Basic and diluted earnings - in U.S. dollars
Per preferred share or ADS	6.28	1.97	1.46
Per common share	5.71	1.79	1.33

Weighted average number of shares outstanding (thousand)
Preferred	98,444	92,240	85,451
Common	105,702	105,702	105,702

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows
Years Ended December 31
In millions of U.S. dollars

	Note	2007	2006	2005

Cash flows from operating activities
Net income		1,221	372	264
Adjustments to reconcile net income to cash provided by operating activities
Gain on exchange of assets, net of deferred tax of US$ 338	4(b)	(651)	-	-
Foreign exchange (gains) losses and unrealized (gains) losses on swaps, net		(214)	4	5
Equity in earning of affiliates		(113)	(77)	(54)
Interest attributable to capital and dividends received		23	15	11
Deferred income tax		21	(21)	(59)
Depreciation and depletion		143	193	117
Loss on disposal of property, plant and equipment		10	14	9
(Gain) loss on sale of investments		(44)	-	-
Capital gain on sale of investments	4(d)	(48)	-	-
Goodwill write-off	4(a)	27	-	-
Complement paid to International Paper, net of deferred tax of US$ 11	4(b)	23	-	-
Decrease (increase)in assets		36	6	(4)
Trade accounts receivable
Inventories		13	(19)	(6)
Judicial deposits		(61)	(10)	(61)
Other assets		(34)	(79)	(10)
Decrease in liabilities		(19)	(16)	22

Net cash provided by operating activities		333	382	234

Cash flows from investing activities
Held-to-maturity securities purchased, net of proceeds on sale		-	-	6
Available for sale securities
Purchase		(823)	(431)	(259)
Proceeds from sale and maturities		1,078	602	149
Sale of an interest in an affiliate	4(a)	93	-	-
Acquisition of an interest in an affiliate	4(a)	-	(36)	(275)
Acquisition of property, plant and equipment		(477)	(248)	(247)
Effect of exchange of assets on cash and cash equivalents		(16)	-	-

Net cash used in investing activities		(145)	(113)	(626)

Cash flows from financing activities
Short-term debt
Borrowings		622	603	458
Repayments		(709)	(441)	(403)
Third parties long-term debt
Borrowings		382	134	869
Repayments		(240)	(299)	(324)
Related parties long-term debt
Borrowings		12	45	43
Repayments		(44)	(56)	(39)
Treasury shares
Acquisition		-	-	(12)
Sale		-	18	1
Interest attributable to capital and dividends paid		(136)	(111)	(88)

Net cash provided by (used in) financing activities		(113)	(107)	505

Votorantim Celulose e Papel S.A. Consolidated Statements of Cash Flows In millions of U.S. dollars	(continued)

	Note	2007	2006	2005

Effect of exchange rate changes on cash and cash equivalents		85	(18)	(3)

Net increase in cash and cash equivalents		160	144	110

Cash and cash equivalents at beginning of year		405	261	151

Cash and cash equivalents at end of year		565	405	261

Supplemental cash flow information
Cash paid during the year for
Income tax		-	14	43
Interest		110	98	65

Supplemental non cash flow information
Income tax offset with tax credits		46	12	-
Issue of shares upon acquisition of an interest in an affiliate	4(a)	-	168	-
Asset exchange	4(b)
Assets received (fair value)		1,498	-	-
Assets provided (book value)		509	-	-

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders' Equity
In millions of U.S. dollars, except number of shares

	2007	2006	2005

Preferred shares
At beginning of year	953	785	785
Capital increase	-	168	-

At end of year	953	953	785

Common shares
At beginning and end of year	1,053	1,053	1,053

At end of year	1,053	1,053	1,053

Additional paid-in-capital
At beginning of year	35	29	29
Gain on sale of treasury shares	-	6	-

At end of year	35	35	29

Treasury shares
At beginning of year	(1)	(13)	(2)

Preferred shares sold (2007 - 3,098; 2006 -1,049,502; 2005 - 126,400)	-	12	1
Preferred shares purchased (2005 - 1,050,700)	-	-	(12)

At end of year	(1)	(1)	(13)

Appropriated retained earnings
At beginning of year	86	72	60
Transferred from unappropriated retained earnings	24	14	12

At end of year	110	86	72

Unappropriated retained earnings
At beginning of year	694	487	440
Net income	1,221	372	264
Transferred to appropriated retained earnings	(24)	(14)	(12)
Dividends and interest attributed to capital
Preferred	(91)	(76)	(97)
Common	(89)	(75)	(108)

At end of year	1,711	694	487

Votorantim Celulose e Papel S.A. Consolidated Statements of Changes in Shareholders' Equity In millions of U.S. dollars, except number of shares	(continued)

	2007	2006	2005

Cumulative translation adjustments
At beginning of year	(545)	(687)	(867)
Gain for the year	564	142	180

At end of year	19	(545)	(687)

Post-retirement benefits
At beginning of year	-	-	-
Provision for the year	3	-	-

At end of year	3	-	-

Net unrealized gains on available for sale securities
At beginning of year	-	11	-
Realized (transferred to results of operations)	-	(11)	-
Gain for the year (2005 - net of tax of US$ 6)	-	-	11

At end of year	-	-	11

Shareholders' equity at end of year	3,883	2,275	1,737

Comprehensive income
Net income	1,221	372	264
Unrealized gains on available for sale securities	-	-	11
Translation adjustments	564	142	180
Post-retirement benefits	3	-	-

Comprehensive income	1,788	514	455

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

1	Operations

Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp, using pulp wood derived principally from our forestry operations, which we sell as "market pulp" to other paper producers and we use in our integrated paper facilities to produce a variety of products. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services

On February 1, 2007 VCP and International Paper Investments (Holland) B.V. ("International Paper") exchanged industrial and forestry assets whereby VCP provided a pulp and paper plant and timberlands and received land, forests and a pulp mill under development (Note 4(b)). On June 25, 2007, VCP paid a complement of US$ 34 to International Paper for closing adjustments arising from the asset Exchange Agreement upon conclusion of the respective due diligence procedures and negotiations (Note 4(b)). The transaction was treated as a non cash exchange of assets for accounting and tax purposes and generated no immediate tax consequences in the companies' operating environment.

On September 3, 2007, the Company contributed a portion of its Jacareí mill assets in exchange for a 40% interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. ("Ahlstrom VCP"). Ahlstrom Corporation ("Ahlstrom"), contributed US$ 124 in cash in exchange for its 60% interest (Note 4(d)).

Our preferred shares are traded on the São Paulo Stock Exchange under the symbol "VCPA4." Our American Depositary Shares ("ADS") are traded on the New York Stock Exchange under the symbol "VCP". Each ADS represents one of our preferred shares.

2	Significant Accounting Policies

(a)	Basis of presentation

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting practices generally accepted in Brazil ("Brazilian GAAP") as filed with the Comissão de Valores Mobiliários (Brazilian Securities Commission or "CVM"), or for other statutory purposes in Brazil.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(b)	Translation of financial statements

We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. Our affiliates located outside Brazil have the U.S. dollar as their functional currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation" issued by the Financial Accounting Standards Board ("FASB"). Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2007 - US$ 1.00 : R$ 1,7713 - December 31, 2006 - US$ 1.00 : R$ 2.1380; December 31, 2005 - US$ 1.00 : R$ 2.3407). Capital accounts are remeasured at historical exchange rates.

Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the year. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account ("CTA") in shareholders' equity.

(c)	Principles of consolidation

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: VCP Exportadora e Participações S.A. ("VEP") which was merged into VCP on April 1, 2006, Normus Emprendimentos e Participações Ltda. ("Normus"), Newark Financial Inc. ("Newark"), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT and from February 1, 2007, following the exchange of assets with International Paper, VCP-MS Celulose Sul Mato-Grossense Ltda. ("VCP-MS") which was acquired through the exchange of assets (Note 4(b)), all of which are wholly owned. All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation.

We own 28.0% of the common voting shares, which represent 12.35% of the total share capital, of, Aracruz Celulose S.A. ("Aracruz"), which we acquired in 2001. We own 50% of the voting and total shares of Ripasa S.A. Celulose e Papel ("Ripasa") and of Voto - Votorantim Overseas Trading Operations IV Limited. ("VOTO IV"). And, as from September 2007, we also own 40% of the voting and total shares of Ahlstrom VCP. These investees, which are incorporated in Brazil, are not consolidated and are accounted for using the equity method.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

On March 31, 2005, Ripasa Participações S.A. ("Ripar"), a 50% owned joint venture, acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer (Note 4(a)). On May 24, 2006, Ripasa's minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar which, among other things, resulted in VCP indirectly owning 50% of Ripasa. Subsequently their assets were distributed to VCP and Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"), in equal parts (Note 4(a)). On July 4, 2006, the joint venture partners paid US$ 71 to a group of Ripasa's minority preferred non-voting shareholders. We account for our interest in Ripasa by the equity method using financial information with a one month lag.

(d)	Cash and cash equivalents

We consider all highly liquid investments with a maturity at acquisition of three months or less to be cash equivalents. They are stated at cost plus accrued interest, which approximates market.

(e)	Available for sale securities

We consider debt securities as available for sale securities when we intend to sell the securities before its maturity. Available for sale securities are presented based on quoted market prices and the unrealized gain or loss, net of taxes, is recorded in shareholders' equity until the maturity or sale date, when the gain or loss is recorded in the statement of income. Interest income, including amortization of any premium or discount arising at acquisition, is recognized as "financial income", in the statement of income.

(f)	Inventories

Inventories, including timber, are stated at average cost of acquisition or production which is lower than market. We record allowances for slow moving or obsolete inventories when deemed appropriate.

(g)	Investment in affiliates, including goodwill

Investments in affiliates in which we have the ability to exercise significant influence over the operating and financial policies are accounted for under the equity method. Our investment in affiliates is presented together with goodwill resulting on the acquisitions of such investments. Investments in affiliates, which includes the corresponding goodwill on the acquisition of such affiliates is tested, at least, annually for impairment.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction, including interest during the period of construction. Expenditures which materially extend the useful lives of the existing facilities and equipment are capitalized. We depreciate property, plant and equipment using the straight-line method at rates we consider to be compatible with the useful lives, principally ten years for furniture and fixtures and five years for vehicles and capitalized software costs. Machinery and equipment is, effective May 2006 and based upon an independent appraisal, depreciated over a useful life of 18 years and 3 months instead of the previously used 25 years. Depletion of forests is computed using the units-of-production method, based on the volume of timber harvested in each period and capitalized costs are expensed at the time of each harvest.

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

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation no. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". The adoption of FIN 48 had no effect on the financial information or disclosures (Note 20).

(j)	Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are delivered to our customers which are when title and associated risks pass to our customers. Revenue is recorded net of sales returns of US$ 8 in 2007 (US$ 10 in 2006 and US$ 7 in 2005). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income. Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

(i)	Paper - domestic market

Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer's carrier (FOB) or premises (CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers, and represented approximately 23% of our domestic sales in 2007 (2006 and 2005 - 22%). Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 240 days. We estimate that for 2007, 2006 and 2005, an average of approximately 8% of our total number of regular domestic customers (approximately 23% for 2007, 22% for 2006 and 2005 of total domestic sales value) obtained our guarantee for their loans.

(ii)	Paper - export market

Export orders are normally met by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. CIF and FOB terms determine timing of revenue recognition.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(iii)	Pulp - domestic market

Sales are primarily under credit terms which do not exceed 30 days. Revenue recognition is consistent with that applied to paper sales.

(iv)	Pulp - export market

All export orders are normally satisfied by own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. Shipping and handling costs, when billed to customers in a sales transaction, are included in revenue and the related costs are charged to selling and marketing expenses. They totaled US$ 89, US$ 79 and US$ 75 in 2007, 2006 and 2005, respectively. Costs related to the start-up of new facilities and re-structuring charges are expensed as incurred.

(k)	Comprehensive income

We report comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income", and have elected to present this in the Statement of changes in shareholders' equity. In our case, comprehensive income comprises the results of our operations, the translation adjustments included in the CTA component of shareholders' equity, the changes in the fair value of available for sale securities and the post-retirement benefits.

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

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Estimates are used for, but not limited to: accounting for allowance for doubtful accounts, inventory valuation allowances, selection of depreciable lives of assets, asset exchange, asset impairments, tax valuation allowances, employee post-retirement benefits, uncertain tax positions, contingencies and other similar evaluations. Actual results could differ from those estimates.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(n)	Employee benefits and other related matters

In March 2000 we launched a defined contribution plan which provides pension and post-retirement benefits (Note 21). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

We adopt SFAS 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions" and SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)", which require a provision for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement. Expenses relating to benefits we provide to our current employees are expensed as incurred whereas those relating to retired employees (current as well as expected in the future) and their dependents are accounted for in accordance with SFAS 106.

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

The FASB recently issued a number of Statements of Financial Accounting Standards and interpretations.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

In September 2006, the FASB issued SFAS 157 - "Fair value measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years (that is, in the case of VCP, January 1, 2008). The Company continues to evaluate the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated results of operations or financial position.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 159, including an amendment of SFAS 115,"Accounting for Certain Investments in Debt and Equity Securities". SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for the Company's fiscal year that begins after November 15, 2007 (that is, in the case of VCP, January 1, 2008). The Company is currently assessing the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated results of operations or financial position.

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combination", which replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141(R) did not define the acquirer, although it included guidance on identifying the acquirer. SFAS 141(R)'s scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS 141's guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS 141(R) requires to measure the noncontrolling interest in the acquiree at fair value which results in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (that is, in the case of VCP, January 1, 2009). An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" (described below). The Company will apply such pronouncement on a prospective basis for each new business combination.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

In December 2007, the FASB issued SFAS 160, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, in the case of VCP, January 1, 2009). Earlier adoption is prohibited. SFAS 160 shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements but believes that it will not generate a material impact on the Company's consolidated results of operations or financial position.

4	Acquisition or Sale of Affiliates

(a)	Ripasa

(i)	Acquisition

On November 10, 2004 we signed an agreement to acquire an interest in Ripasa with its principal shareholder group through a venture we formed with Suzano Bahia Sul Papel e Celulose S.A. ("Suzano"). On March 31, 2005 VCP and Suzano each contributed US$ 275 as capital and formed Ripasa Participações S.A. ("Ripar") in exchange for equal shareholder rights and responsibilities in that entity, including direct and indirect control in the capital of Ripasa. Ripar then acquired 77.59% of the common shares and additional preferred shares that, in the aggregate, totaled 46.06% of the total capital stock of Ripasa for the Reais equivalent, at that date, of US$ 550.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

Pursuant to the November 10 agreement, VCP and Suzano also had a call option to acquire from the principal shareholder group additional common shares representing 22.41% of the voting common shares and additional preferred shares that, in the aggregate, totaled 13.45% of the total capital of Ripasa. The call option was exercisable for a twelve-month period beginning March 31, 2010 for the Reais equivalent, at exercise date of US$ 160 plus Brazilian market rate interest (split equally between VCP and Suzano). The principal shareholder group had a put option that would require Ripar to acquire these remaining shares during a five year period ending March 31, 2010. The put/call option agreements require, as a preceding condition, that they may be exercisable only in the case the underlying shares of Ripasa are free of liens and encumbrances.

(ii)	Restructuring

On July 20, 2005 the Boards of Directors of VCP, Suzano and Ripasa approved the Protocol and Justification of Share Merger and Distribution ("Protocol") document that would allow the aforementioned principal shareholder group, representing 13.45% of Ripasa's total capital, and the remaining minority preferred shareholders of Ripasa, representing 40.49% of its total capital, to exchange their common and preferred shares for shares of VCP and Suzano, in equal parts. The restructuring plan involved two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. Upon completion of the proposed restructuring, Ripasa's minority shareholders would become shareholders in VCP and Suzano, in accordance with the Protocol. However, certain minority shareholders subsequently filed a judicial action to suspend the restructuring plan.

On April 20, 2006, VCP and Suzano entered into a judicial agreement to pay the alleged damages, settle the judicial action and implement the restructuring. The agreement required the payment of an additional amount for each of the preferred shares held by all minority shareholders.

On May 24, 2006, the shareholder of VCP, Suzano, Ripasa and Ripar approved the restructuring that allowed all of Ripasa's minority common and preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares pursuant to a new Protocol executed on May 5, 2006. VCP issued 12,532,009 preferred shares, with no par value, to all of the former Ripasa shareholders for the purchase of its portion of the remaining outstanding Ripasa common and preferred shares. As a result, VCP's preferred share capital was increased by US$ 168 to US$ 953, determined based on the share's quoted market price at that date. Suzano, simultaneously, issued its own preferred shares to all of the former Ripasa shareholders in a similar aggregate value.

On July 4, 2006, pursuant to the aforementioned April 20 judicial agreement, VCP and Suzano disbursed to all the former Ripasa shareholders the Reais equivalent, at the date, of US$ 71 (split equally between VCP and Suzano). As a result of the above transactions and on that date, VCP and Suzano jointly became the sole owners of all Ripasa shares via their joint ownership in Ripar. The acquisition transaction was, however, still subject to approval by the Brazilian antitrust authorities.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(iii)	Government approval

On August 9, 2007, the acquisition was approved by the Brazilian antitrust authorities. Approval is still pending from tax authorities to convert the Americana mill production unit into a consortium.

(iv)	Disolution of Ripar

On April 30, 2006 Ripar was liquidated by dissolution and its only assets, the shares in Ripasa, were distributed equally to both VCP and Suzano. As a result, VCP is the direct holder of its 50% interest in Ripasa.

(v)	Modification of the November 10, 2004 Agreement

As a result of the completion of the corporate restructuring, the aforementioned put and call option agreements were modified to substitute the Ripasa shares for shares of VCP and Suzano since the former Ripasa minority shareholders had exchanged their shares of Ripasa for shares of VCP and Suzano. Accordingly, VCP has a call option to acquire 3,124,139 of its own non-voting preferred shares from the former principal Ripasa shareholding group during a twelve-month period beginning March 31, 2010 under the same terms, values and preceding conditions as the original call option agreement for the Reais equivalent of US$ 80 plus Brazilian market rate interest beginning from March 31, 2005. At December 31, 2007 and 2006, that amount, including interest totaled the Reais equivalent of US$ 179 and US$ 133, respectively; with Suzano having a similar obligation for its pro rata part. The corresponding put option held by the former principal shareholding group has the same term, values and preceding conditions and expiration date as in the original put agreement, only the underlying security has been substituted.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(vi)	Valuation of the put/call options

The VCP shares now owned by the former principal Ripasa shareholding group are subject to encumbrances under a legal order filed by a government agency as collateral to a legal proceeding to which this group is a party. These shares may not be sold and the rights to the exercise the option cannot be transferred to third parties without the prior written consent of the other parties to the agreement. As such, the VCP shares are not expected to be released prior to the expiration of the respective put/call options. The options are accounted for as derivative instruments pursuant to SFAS 133 "Accounting for Derivative Instruments and Hedging Transactions" which requires, among other things, that these instruments be initially recognized at their fair values as of May, 2006 and subsequent fair value changes be recognized in the statement of income for the period.

(vii)	Disposition of non-core assets

VCP and Suzano have jointly determined that Ripasa's core business asset is the Americana pulp and paper mill and all other non-core assets should be disposed. During 2007, the following non-core asset dispositions occurred:

.
Embu: on February 15, 2007 VCP signed an agreement to sell VCP's interest in the Ripasa unit located in Embu, state of Sao Paulo, to Suzano. This transaction was concluded on March 30, 2007 at which time Suzano disbursed US$ 20 to VCP. This operation generated a loss of US$ 12 including the write-off of goodwill.

.
Cubatão and Limeira: on August 1, 2007 VCP and Suzano signed an agreement to sell these units, located in Cubatão and Limeira, state of São Paulo, to a third party. The transaction was concluded on November 1, 2007 at which time VCP and Suzano each received US$ 32. This operation generated a loss of US$ 4 including the write-off of goodwill.

(b)	Asset exchange

On September 19, 2006, VCP entered into an agreement with International Paper to exchange industrial and forestry assets between the two entities. On February 1, 2007 VCP and International Paper consummated a non-cash agreement to exchange industrial and forestry assets between the two entities. As a consequence, VCP transferred to International Paper its pulp and paper plant located in Luiz Antonio (state of São Paulo) and the plant's related timberlands. International Paper, in turn transferred to VCP assets used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project with a fair value of US$ 1,150, located in Três Lagoas (state of Mato Grosso do Sul). The assets received by VCP are held by its wholly-owned subsidiary VCP-MS.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

As a result of this operation VCP recorded an initial gain on exchange of assets of US$ 989 in the statement of income and a corresponding deferred income tax liability of US$ 344. The deferred tax liability was recorded in recognition that this non cash gain is a temporary difference under US GAAP. On June 20, 2007, pursuant to the exchange agreement, the parties finalized adjustments that resulted in a cash disbursement by VCP to International Paper of US$ 34, reducing the total gain to US$ 955 and deferred income tax expense to US$ 327.

The net assets provided to International Paper, at book value, and the net assets received from International Paper, at fair value, before the closing adjustments, are summarized below:

	Net assets	Net assets
	provided	received
	(Book value)	(Fair value)

Current assets	118	62
Non-current assets	7	6
Property, plant and equipment, net	400	1,527

Total assets	531	1,595

Liabilities	(22)	(97)

Total shareholders' equity	509	1,498

Gain on exchange of assets (pre-tax)		989

International Paper's subsidiary owns land, 15-year mature timberlands and environmental permits (issued by the Brazilian authorities based on an existing construction project), that allow the construction of a pulp mill in Três Lagoas. International Paper also transferred to its subsidiary (now denominated VCP-MS), cash of US$ 1.2 billion which was placed, pursuant to VCP-MS instructions, in trust to restrict its use only in the construction of the turnkey pulp mill. Pursuant an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. This financial income accrued in 2007 and recorded by VCP totaled US$ 124.

A third party, Pöyry Engenharia ("Pöyry"), was contracted in 2006 by International Paper's subsidiary (now denominated VCP-MS) as a project manager for the pulp mill construction. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. The Três Lagoas project is expected to become operational in 2009. Pöyry will earn a management fee and will bear the construction risks and will be entitled to any surpluses or be responsible for shortfalls.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

During the second semester of 2007 VCP-MS modified the technical specifications of the original project for the construction of the pulp plant. The modifications resulted in an increase in the plant's initial annual production capacity from 1,000,000 to 1,250,000 tons of bleached eucalyptus pulp. As a result of these modifications, VCP-MS and Pöyry agreed a price adjustment of US$ 340, the Reais equivalent of R$ 602,077 thousand, to the original contracted price.

Although this transaction is still subject to the approval of the Brazilian antitrust authorities, approval is expected to be obtained without restrictions and the review is considered by management to be merely perfunctory by nature.

(c)	Mogi das Cruzes

On March 6, 2007, VCP signed an agreement to sell its Mogi das Cruzes production unit for US$ 27. In 2006 the Mogi das Cruzes unit generated net revenues of US$ 30, representing approximately 2% of VCP's total net revenues. On April 2, 2007, the Company transferred to a new entity, Mogi das Cruzes Indústria de Papel Ltda., the net assets of its paper mill and the sale was concluded at May 1, 2007, generating a gain of US$ 9 recorded as Other operating (income) expenses, net.

(d)	Ahlstrom VCP

The Ahlstrom VCP venture, will produce specialty papers in the Jacareí mill primarily for labeling applications and flexible packaging markets.

Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, holds a 60% interest and VCP holds the remaining 40% interest. The transaction involved an investment by Ahlstrom of US$ 119 and generated a non-taxable capital gain of US$ 48 and a gain on sale of investment of US$ 15, net of tax of US$ 8, recorded in Non-operating income.

Ahlstrom has an option to purchase an additional 20% and, at a later stage, the remaining 20% of the shares in the joint venture held by VCP, whereas VCP has an option to sell the same number of shares at the same time. The first option can be exercised at any time from the beginning of the second year of the venture's operations through the end of that year. This first option allows VCP to sell and/or Ahlstrom to buy 20% of VCP's interest for the equivalent of US$ 38 in Reais. The second option can be exercised at any time between the beginning of the third year of operations and terminates at the end of the fourth year of operations. This option allows VCP to sell and/or Ahlstrom to buy the remaining 20% of its interest (if the first option has been exercised) or the remaining 40% (if the first option has not been exercised).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

The price of this second option will be calculated based on a formula determined in the contract such that the total amount to be paid for the100% interest will not be less than US$ 165 and not be higher than US$ 190.

The Company has concluded that the venture is not required to be consolidated as Ahlstrom is the controlling shareholder. Additionally, Ahlstrom is the primary beneficiary due to (i) its 60% participation (ii) VCP's option to sell its 40% interest at a fixed or formulae based price insulating it from absorbing future possible losses, (iii) Ahlstrom's option to buy VCP's 40% interest in the JV at a fixed or formulae based price allows it to receive the majority of the residual returns and (iv) the fair value of the puts and calls between VCP and Ahlstrom would not increase VCP's interest to more than 50% of the fair value of the entity.

Accordingly the investment in the entity is treated on an equity accounting basis.

5	Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%. Taxes on income are based on adjusted taxable income determined under Brazilian tax regulations. VCP is also subject to tax in certain foreign jurisdictions.

(a)	Income tax analysis

The statutory rate applied to income before taxes is reconciled to income tax expense (benefit), as follows:

	2007	2006	2005

Income before taxes on income	1,491	299	202

Income tax expense at statutory tax rate - 34%	(507)	(102)	(69)

Reconciliation of statutory to effective rate
Benefit from interest attributable to capital	56	51	42
Equity in earnings of affiliates	39	26	18
Differences in foreign income tax rate	23	24	24
Other permanent differences	6	(3)	(7)

Income tax (expense) benefit	(383)	(4)	8

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(b)	Analysis of deferred tax balances

	December 31,
	2007	2006

Deferred tax assets
Tax loss carryforwards	47	10
Tax effects on impairment of Aracruz investment	46	46
Provisions	31	24
Post-retirement benefits	7	8
Cross currency interest rate swap contracts	2	38
US GAAP adjustments and others	-	2

Total deferred tax assets	133	128

Less: current portion	(5)	(49)

Total deferred tax assets non-current portion	128	79

Deferred tax liabilities
US GAAP adjustments
Gain on exchange of assets (Note 4(b))	(386)	-
Tax effect on fair value of asset exchange (Note 4(b))	(83)	-
Other US GAAP adjustments	(8)	-

Total deferred tax liabilities	(477)	-

Net deferred tax assets (liabilities) non-current portion	(349)	79

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

A new cost basis for our off-shore holding company, Newark's, carrying value of its investment in Aracruz (which uses the U.S. dollar as its functional currency) was determined based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002, and an impairment charge of US$ 136 (gross of deferred income tax effects of US$ 46) was recorded directly to income ("Equity loss of investee"). The deferred tax effect is included in "Deferred income tax benefit". At December 31, 2007, Aracruz ADSs traded at US$ 74.35.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

6	Available for Sale Securities

	2007	2006

Denominated in Reais
Credit linked notes	176	294
Foreign Government Bonds	-	67
FIDC (Securitized receivables fund)	-	4

Total	176	365

Securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in Net unrealized gains (losses) on available for sale securities directly in shareholders' equity.

7	Trade Accounts Receivable

	2007	2006

Domestic receivables	114	109
Export receivables, denominated in U.S. dollars	60	100
Allowance for doubtful accounts	(9)	(8)

	165	201

At December 31, 2007, one customer accounted for 19% of total customers receivables; no other customer accounted for more than 10% of the balance (none at December 31, 2006).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

8	Inventories

	2007	2006

Finished products	105	101
Work in process	7	10
Raw materials and supplies	71	86
Imports in transit and other	3	5

	186	202
Inventories transferred to held for sale	-	(4)

	186	198

9	Investment in Significant Affiliated Companies

	2007	2006

Investment and goodwill
Aracruz	314	291
Ripasa	646	600
Ahlstrom VCP	39	-
Other	10	9

	1,009	900

	2007	2006	2005

Equity in earnings
Aracruz	52	56	42
Ripasa	15	19	10
Capital gain on sale of investments(Note 4(d))	48	-	-
Ahlstrom VCP	1	-	-
Other	(3)	2	2

	113	77	54

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(a)	Aracruz

The Company accounts for its investment in Aracruz using the equity method of accounting. At December 31, 2007 the Company's investment in Aracruz amounted to US$ 314. Included in the investment balance is unamortized goodwill of US$ 19. In 2007, the Company recorded equity in earnings for this investee of US$ 52 (2006 - US$ 56; 2005 - US$ 42). Aracruz uses the U.S. dollar as its functional currency.

(b)	Ripasa

The Company accounts for its investment in Ripasa using the equity method of accounting using financial information with a one month lag. At December 31, 2007 the Company's investment in Ripasa amounted to US$ 646. Included in the investment balance is unamortized goodwill of US$ 174. In the year ended December 31, 2007, the Company recorded equity in earnings for this investee of US$ 15 (2006 - US$ 19 and 2005 -US$ 10).

Ripasa and Aracruz's condensed balance sheet and condensed statement of income for the three years then ended are as follows:

	Ripasa(i)

	2007	2006

Current assets	208	327
Property, plant and equipment, and other assets	1,411	1,258
Current liabilities	175	170
Long-term debt (long-term portion)	155	236
Other long-term liabilities	345	315

Net assets	944	864

	Ripasa(i)

	2007	2006	2005

Net sales	478	573	507
Operating income	59	67	39
Net income	28	55	38

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

	Aracruz(ii)

	2007	2006

Current assets	1,251	1,200
Property, plant and equipment, and other assets	3,374	2,796
Current liabilities	328	287
Long-term debt (long-term portion)	1,312	1,155
Other long-term liabilities	597	352

Net assets	2,388	2,202

	Aracruz(ii)

	2007	2006	2005

Net sales	1,345	1,681	1,345
Operating income	447	499	447
Net income	341	455	341

(i)	50% ownership interest.
(ii)	12.35% ownership interest (28.0% of the voting shares).

(c)	Ahlstrom VCP

The Company accounts for its investment in Ahlstrom VCP using the equity method of accounting. At December 31, 2007 the Company's investment in Ahlstrom VCP amounted to US$ 39. In the year ended December 31, 2007, the Company recorded equity in earnings for this investee of US$ 1. The net assets of Ahlstrom VCP at December 31, 2007 were US$ 97.

10	Property, Plant and Equipment

	2007	2006

Land	482	191
Buildings	183	161
Machinery, equipment and installations	1,250	1,609
Forests	706	379

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

	2007	2006

Other	326	186
Construction in progress
VCP-MS (Note 4(b))	1,285	-

Other	279	122

	4,511	2,648
Accumulated depreciation and depletion	(595)	(703)

	3,916	1,945

In May 2006, the average estimates of total useful lives of the machinery, equipment and installations were reduced from 25 years to 18 years and 3 months. As a consequence, the 2006 depreciation expense increased by US$ 65 (2006 effect on net income per average: preferred shares US$ 0.70; common shares US$ 0.61).

Financial income accruing from the VCP-MS trust (Note 4 (b)), totaling US$ 114, was capitalized in 2007 in construction in progress.

During 2006, the Company concluded a physical inventory of machinery, equipment and installations and, as a result, wrote off US$ 8. Interest capitalized on construction in progress in each of the periods was: 2007 - US$ 6; 2006 - US$ 11 and 2005 - US$ 5.

11	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 5.72% at December 31, 2007 (2006 - 5.50%). Historically, we have not incurred significant losses in connection with such recourse provisions.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

12	Long-term Debt

	Interest rate
	December 31, 2007	2007	2006

Third parties
In U.S. dollars
Export credits (prepayment)	LIBOR + 1.08%	848	873
Fixed rate notes		50	-

In Reais
Export credit notes	94% of CDI	30	-

Total third parties		928	873

Related parties
In U.S. dollars
VOTO III loan	7.88%	43	41
VOTO IV loan	7.75%	201	200

In Reais
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES
TJLP	TJLP + 3.68%	159	160
UMBNDES	UMBNDES + 3.8%	22	25

Total related parties		425	426

Total debt		1,353	1,299
Less: current portion		(156)	(170)

Long-term portion		1,197	1,129

.	LIBOR (London Interbank Offered Rate) at December 31, 2007 was 4.60% p.a. (2006 - 5.3%).
.	TJLP ("Taxa de juros de longo prazo"), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At December 31, 2007, the TJLP was 6.25% p.a. (2006 - 6.85%).
.	The UMBNDES is a weighted average rate based on the exchange rates in a basket of currencies, predominantly U.S. dollars, held by BNDES.
.	CDI (Interbank Deposit Certificate) at December 31, 2007 was 11.11% p.a.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(a)	Export credits (prepayment)

In June 2007 we signed an Export Prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100 at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments. The financings are guaranteed by export contracts.

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

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financing are guaranteed by export contracts. The proceeds were used to purchase from the lender and convert into an inter-company loan the following then outstanding Export Prepayment loans: (i) agreements dated May 2005 with ING Bank N.V. and Bayerishe Hypo and Vercinsbank in an aggregate amount of US$ 150.

(b)	Fixed rate notes

We signed a financing agreement with UNIBANCO - União de Bancos Brasileiros for the reais equivalent of US$ 50 for the purpose of working capital. This financing will mature in May 2008.

(c)	VOTO III loan

In January 2004, Votorantim Participações S.A. ("VPAR"), our ultimate controlling shareholder formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount issued or US$ 45 for which we are the guarantors.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(d)	VOTO IV loan

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

(e)	BNDES

On May 20, 2005, we signed a financing agreement with BNDES for the reais equivalent of US$ 93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$ 79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum. This financing will mature in July 2015. Amounts drawn down at December 31, 2007 and 2006 were US$ 66 and US$ 46, respectively.

On October 4, 2007, we signed a new financing agreement for the reais equivalent of US$ 13 for the purpose of financing the construction of the plant house in Rio Grande Sul state. The remaining balance is indexed to the UMBNDES plus 1.3% per annum and carries annual interest of TJLP + 1.8%. This financing will mature in 2012.

We have outstanding several other financing agreements with BNDES primarily related to the acquisition of nationally-manufactured machinery and equipment. These obligations mature at varying dates through 2015 and bear interest at TJLP plus 3.68% p.a. The balance outstanding was US$ 181 and US$ 185 at December 31, 2007 and 2006, respectively.

(f)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(g)	Long-term debt maturities

At December 31, 2007, the long-term position of long-term debt maturities is as follows:

2009	184
2010	142
2011	165
2012	165
2013	157
After 2013	384

1,197

(h)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP. We are in compliance with all covenants during each period presented.

13	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business
	purpose of transactions	2007	2006

Cash, cash equivalents and available for sale	Surplus cash funds invested with Votorantim Group financial institutions
Banco Votorantim S.A.		34	325

FIDC - Cia Nitroquímica Brasileira		-	4

Unrealized losses from cross currency interest rate swaps	Arising from swap contract transactions in which the Banco Votorantim S.A. acts as counter- party	-	(91)

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

	Nature and business
	purpose of transactions	2007	2006
Long-term loans	Loans from related parties
Votorantim Group
VOTO III		43	41
VOTO IV		201	200
BNDES (shareholder)		181	185

Trade payables from related parties Ripasa	Purchases of wood, pulp and paper	67	43

Revenue, income and expenses from transactions with related parties were as follows:
	2007	2006	2005

Purchases from Ripasa	213	75	-
Purchases from Votener Votorantim Comercializadora de Energia Ltda.	9	6	3
Purchases from TIVIT Tecnologia da Informação S.A.	8	4	-
Financial income	34	70	52
Financial expenses	4	73	115

Financial income arises from investments made in Banco Votorantim S.A.; and financial expenses represent mainly losses on cross currency interest rate swaps, including their respective fair values.

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

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2007 and 2006 the notional amounts of our outstanding cross currency interest rate swap contracts were US$ 45 and US$ 480, respectively and their fair values of negative US$ 1 and positive US$ 8, respectively. The actual cash settlements on the contracts occur at times specified in each agreement.

The carrying amounts and fair values of our financial instruments at December 31 were as follows:

	2007		2006

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Cash and cash equivalents	565	565	405	405
Available for sale securities	176	176	365	365
Unrealized losses from cross currency interest rate swaps	(5)	(5)	(94)	(94)
Short-term debt	211	211	242	242
Long-term debt	1,353	1,369	1,299	1,329

15	Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (in Other assets) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and the corresponding deposits is as follows:

	2007		2006

	Deposits	Provisions	Deposits	Provisions

Tax-related	150	173	92	133
Labor-related	8	15	5	13
Civil-related	-	9	-	6

	158	197	97	152

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

The activity in our provision account was as follows:

	2007	2006	2005

At beginning of year	152	172	104
Provisions for new legal proceedings	21	11	54
Reversal (iv)	-	(47)	-
Translation adjustment	24	16	14

At end of year	197	152	172

(a)	Tax-related

We have instituted a number of legal proceedings which we are seeking a refund or contesting the imposition of certain taxes. The more significant of these proceedings are as follows:

(i)
In 1999, we filed a lawsuit challenging the 1% increase in the COFINS (Social Contributions on Revenues) tax rate (from 02% to 3%), a tax on revenues. Although we have obtained a legal injunction, based on advice of our legal counsel and reflecting rulings by the Federal Supreme Court, we accrued US$ 55 relating to this claim, from 2002 through 2004. In December 2005 we made a judicial deposit of US$ 55 following an unfavorable decision of the Supreme Court.

(ii)
During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added sales tax) in the computation basis for the COFINS tax, relating to the period from 1996 to 2003, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We have accrued and deposited US$ 26 relating to this claim.

(iii)
In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed depreciation (an uplift of 70%) arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of an uplift of 43%. Based on advice of our legal counsel, we have accrued US$ 7 relating to this claim.

(iv)
In 1998, Brazilian Law 9718/98 was enacted which increased the base for both PIS and COFINS for 1999 (levying other revenue lines and not only billings), while at the same time, increasing the rate for COFINS. On June 23, 2006 and August 29, 2006, we received unappealable favorable rulings for separate legal cases related to our challenge that the payment of Social Contributions on Revenues (PIS and COFINS) on other revenues (primarily on financial income) was inappropriate. As a result, in 2006 we reversed US$ 47 in the statement of income as "Financial income".

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(b)	Unprovided possible loss contingencies

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

These possible losses, at December 31, are as follows:

	2007	2006

Tax-related	196	196
Labor-related	14	12
Civil-related	9	8

	219	216

(c)	Unprovided remote loss contingencies

Income tax assessment

In December 2007 our wholly-owned subsidiary, Normus, was assessed of US$ 512, the Reais equivalent of R$ 906,903 thousand by the Brazilian tax authorities for its alleged non-payment of income and social contribution taxes relating to the operations of its wholly-owned foreign subsidiary during the period of 2002 to 2006. Normus, which is domiciled and operates from Hungary, has as its principal business activity the resale of our pulp and paper in international markets.

Management is confident, as supported by the position of external legal counsel, that the subsidiary has fully settled its tax obligations in Hungary and that the claim by the Brazilian tax authorities to the effect that the income should have been taxed in Brazil is totally unfounded. Management believes, on this basis, and on existing Brazilian legal precedents including, among others, the Brazilian-Hungarian bi-lateral income tax treaty, that the risk of loss to the Company from this assessment to be remote. The said treaty establishes, among other things, that Hungary has the exclusive sovereign right to tax the operations of entities domiciled and doing business from its territory. On December 21, 2007, Normus filed an administrative appeal and, as management and external legal counsel believe the Company´s position will prevail, it has not recognized a liability.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

(d)	Commitments

We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

We provide guarantees to banks, not in excess of 180 days, although in exceptional cases, this is extended to 360 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2007, customer guarantees provided by us totaled US$ 127, including interest (US$ 120 at December 31, 2006 and US$ 57 at December 31, 2005). Our guarantees are usually secured by the personal guarantee of the customer's owner.

We lease timberlands under operating leases from third parties as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. Lease payments, equal to 30% of the market value of the timber harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were US$ 13 in 2007 and US$ 2 in 2006 and 2005. At December 31, 2007, future minimum lease payments are due in 2008 total US$ 13.

At December 31, 2007, future minimum operating lease payments were as follows:

2008	13
2009	13
2010	13
2011	13
2012	13
After 2012	13

78

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

We have commitments for capital expenditures amounting to US$ 59 at December 31, 2007.

We have long-term "Take-or-Pay" contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from 1 to 10 years for which the contractual obligations are US$ 58 p.a. Additionally, we have long-term "Take-or-Pay" contracts with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is US$ 42 p.a.

The following is a summary of guarantees issued to other companies of the Votorantim Group:

			Outstanding guarantee amount
Primary obligor	Obligations	Beneficiary	2007	2006

VOTO III	US$ 300 notes issuance	Noteholders and the trustee	45	45
VOTO IV	US$ 400 notes issuance	Noteholders and the trustee	200	200

16	Segment Information

(a)	Segment information

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

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance information generated from the statutory accounting records, except for the effects of our affiliates Aracruz, Ripasa and Ahlstrom VCP which are proportionally consolidated in our Brazilian GAAP financial statements but are not included in information used by our senior management to assess the performance of our segments. The local currency information related to statement of income data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

	2007	2006	2005

Net operating revenue - Brazilian GAAP
Pulp	653	520	440
Paper	691	803	704

Reconciling item to US GAAP
Pulp	(2)	(1)	(1)
Paper	(9)	(5)	(13)

Total net operating revenue - US GAAP	1,333	1,317	1,130

Intersegment sales of pulp to paper segment	43	254	249

Net operating revenue before intersegment sales eliminations - US GAAP	1,376	1,571	1,379

	2007	2006	2005

Depreciation and depletion expense - Brazilian GAAP
Pulp	136	127	89
Paper	12	68	31

Reconciling items to US GAAP
Pulp	(4)	(2)	(2)
Paper	(1)	-	(1)

Depreciation and depletion expense - US GAAP	143	193	117

There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of income. For segment reporting purposes we defer start-up costs of new facilities and amortize them against operating profit over the subsequent ten years. We allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical real amounts. Also, we depreciated our machinery, equipment and installations over ten years up to December 31, 1996, over 25 years up to December 31, 2005 and over 18.25 years thereafter.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

These differences are reconciled as follows:

	2007	2006	2005

Segment operating income - Brazilian GAAP
Pulp	143	200	155
Paper	103	124	113

Operating income under Brazilian GAAP	246	324	268
Reconciling items to US GAAP
Depreciation and amortization expense
Pulp	1	2	2
Paper	1	2	1
Other adjustments
Pulp	(4)	(21)	(10)
Paper	(13)	(22)	(14)
Gain on exchange of assets, net	955	-	-

Total pulp	142	181	147
Total paper	89	104	100
Gain on exchange of assets, net	955	-	-

Operating income - US GAAP	1,186	285	247

Segment assets
Pulp	3,364	1,332	1,167
Paper	495	556	513

Total segment assets per Brazilian GAAP	3,859	1,888	1,680
Reconciling items to US GAAP
Pulp	50	37	44
Paper	7	20	34

Total pulp	3,414	1,369	1,211
Total paper	502	576	547

Property, plant and equipment - US GAAP	3,916	1,945	1,758

Capital expenditures per Brazilian GAAP
Pulp	420	198	188
Paper	51	50	54

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

	2007	2006	2005

Reconciling items to US GAAP
Capitalized interest
Pulp	6	2	4
Paper	-	-	1

Total capitalized interest	6	2	5

Total pulp	426	199	192
Total paper	51	49	55

Capital expenditures - US GAAP	477	248	247

(b)	Export sales by region

The following table includes our sales made directly to unaffiliated customers (the final customers) as well as our sales made to Votorantrade N.V. and related parties (also a member of the Votorantim Group) to the final customers. Sales are classified by region based on the location of the customer.

	2007		2006		2005
	Paper	Pulp	Paper	Pulp	Paper	Pulp

Europe	14	342	54	292	50	243
Middle East and Asia	-	141	5	127	10	120
North America	20	52	57	46	54	39
South America, other than Brazil	54	1	49	-	44	-
Africa	-	-	2	-	5	1

	88	536	167	465	163	403

17	Shareholders' Equity

Our by-laws require that we pay a dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. Preferred shareholders are entitled to receive a dividend per share 10% higher than that paid to common shareholders. In 2007, 2006 and 2005 we paid dividends in excess of the mandatory amount.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

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

The devaluation of the Real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the Real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the Real results in net foreign exchange losses which are included in the statement of income determined under Brazilian GAAP and which reduces the amount of unappropriated earnings available for distribution. Brazilian law permits the payment of dividends only in Reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP. At December 31, 2007, we had unappropriated retained earnings of R$ 2,240 million (2006 - R$ 1,761 million) in our statutory books, equivalent, at the exchange rate at December 31, 2007, to US$ 1,265 (2006 - US$ 824).

Dividends paid per shares in U.S. dollars were as follows:

	2007	2006	2005

Preferred	0.70	0.80	0.45
Common	0.64	0.72	0.41

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

In accordance with VCP's dividend policy, VCP is committed to pay dividends and/or interest attributable to capital based on 60% of its "free operating cash flow". Free operating cash flow is expected to be an amount equal to net income, as adjusted by the sum of (a) non - cash items such as depreciation, amortization, unrealized foreign exchange gains (losses) and equity gain (loss) of affiliate, and (b) net financial income (expense) and income and social contribution taxes effectively paid, and reduced by (c) the sum of changes in working capital required in the business and capital expenditures. The computation is based upon VCP's financial statements prepared in accordance with Brazilian GAAP.

18	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, held-to-maturity investments, available for sales securities, trade receivables, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and available for sales securities by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the USA, Europe and Asia are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

19	Financial Income and Financial Expense

	2007	2006	2005

Financial income
Gain on
Available for sale securities	112	62	22
Held-to-maturity securities	-	-	13
Interest income on cash equivalents	81	37	32
Reversal of contingency provision (Note 15(a)(iv))	-	47	-
Present value adjustment	12	16	5
Interest income on credit sales	6	4	7
Other (including taxes)	25	-	-

	236	166	79

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

	2007	2006	2005

Financial expenses
Interest and charges on U.S. dollar debt	65	91	62
Interest and charges on real debt	14	15	16
Tax on checking accounts - CPMF	12	9	10
Indexation and interest charges on contingencies	20	6	17
Other	34	27	14

	145	148	119

20	Liabilities Associated with Unrecognized Tax Benefits

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes", on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax and social contribution tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management's best judgment given the facts, circumstance and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company's tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the balance sheet as a either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions, which are recognized as a component of interest expense.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

The adoption of FIN 48 did not have any impact in the Company's statements of income and financial position and did not result in a cumulative adjustment to retained earnings upon adoption (Note 2(a)).

As of December 31, 2007, we have no amount recorded for any uncertainty in income taxes.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

21	Retirement Benefits

(a)	Defined contribution plan

In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we match the employee's contribution limited to 1.5% of the employee's compensation. For employees above that income level we match the employee's contribution up to 6% of the employee's compensation. At our option we may also make additional contributions. Our contributions vest in varying percentages depending on the employee's years of service and will fully vest upon the employee's retirement, death or disability, provided the employee has at least one year of service. Our contributions were US$ 5 in 2007, US$ 3 in 2006 and US$ 2 in 2005.

(b)	Post-retirement benefits

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility it shares with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the year ended December 31, 2007, 2006 and 2005 amounted to, US$ 3, US$ 1 and US$ 1, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 23 at December 31, 2007 and US$ 24 at December 31, 2006.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2007. The actual discount rates used to determine the actuarial present value of projected benefit obligations under such plans were 8.0% as of December 31, 2007. The assumed weighted annual average rate of increase in health care cost trend on covered changes was 3.0% as of December 31, 2007.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
as at December 31, 2007 and 2006, and for the Three Years
Ended December 31, 2007
In millions of U.S. dollars, unless otherwise stated

Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 23.

	Percentage
	2007	2006

Weighted-average assumptions
Discount rate	8.0	8.5
Health care cost trend on covered changes	3.0	3.0

	US$ dollars
	2007	2006

Components of net periodic benefit cost for 2008 and 2007
Interest cost	3	3
Total net periodic benefit cost (benefit)	3	3

It has been assumed, for measurement purposes, that health care cost trends for 2008 will not be considerably different from 2007. Our actuaries are unable to project the direction and pattern of changes in both the assumed and ultimate trend rates, nor can they estimate when the rates are expected to be achieved.

A one-percentage-point change in assumed health care cost trend rates would have the following effects in 2007 (all other assumptions have been held constant):

	One-percentage - pint decrease
	2007	2006

Sensitivity of retiree welfare results
On total service and interest cost components	(0.3)	0.3
On post-retirement benefit obligation	(2.6)	2.3

*          *          *