Form 20-F
period 2008-12-31
VOTORANTIM PULP & PAPER INC
filed 2009-06-30
CIK 1110649

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
Commission file number 1-15018

Votorantim Celulose e Papel S.A.
(Exact name of Registrant as specified in its charter)

Votorantim Pulp and Paper Inc.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Alameda Santos, 1357, 6th floor
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Paulo Prignolato
Chief Financial and Accounting Officer & Investor Relations Officer
Phone: (55 11) 2138-4287
Fax: (55 11) 2138-4066
Email: ir@vcp.com.br
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of stock of Votorantim Celulose e Papel S.A. as of December 31, 2008:
105,702,452	Shares of Common Stock
95,658,964	Shares of Preferred Stock
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
☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer ☑ Accelerated Filer ☐ Non-accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☑ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

TABLE OF CONTENTS

INTRODUCTION

All references in this annual report to:

•	“VCP,” “we,” “our”, “us” and the “Company” are to Votorantim Celulose e Papel S.A. and its consolidated subsidiaries (unless the context otherwise requires);

•	“Votorantim group” are to the group of companies, including VCP, controlled by the Ermírio de Moraes family;

•
“Votorantim Investimentos Industriais”, or “VID,” are to our immediate parent company and the holding company of the Votorantim Group; Votorantim Participações S.A. or “VPAR” controls three areas of the Group’s business: Votorantim Industrial, Votorantim Finance and Votorantim New Businesses, each of them containing one or more business units;

•	“BNDESPar” are to BNDES Participações S.A. – BNDESPar, a wholly owned subsidiary of BNDES, the Brazilian economic and social development bank owned by the Brazilian federal government;

•	“Nova” are to Nova HPI Participações Ltda., a company of the Votorantim group;

•	the “Ermírio de Moraes family” are to the families of Antonio Ermírio de Moraes, Ermírio Pereira de Moraes, Maria Helena de Moraes Scripilliti and José Ermírio de Moraes (in memoriam);

•	the “Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“US$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“ton” and “MT” are to one metric ton (1,000 kilograms). One kilogram equals approximately 2.2 pounds;

•	“BEKP” are to bleached eucalyptus kraft pulp;

•	“ADSs” are to our American Depositary Shares, each one of our ações preferenciais, or preferred shares;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

•
“Brazilian GAAP” are to accounting practices adopted in Brazil, which are based on Brazilian corporate law (Law No. 6,404 of December 15, 1976, as amended by Law No. 10,303 of October 1, 2001 and by Law No. 11,638 of December 2007), the rules and regulations of the CVM, and the accounting standards issued by the Instituto dos Auditores Independentes do Brasil, the Brazilian Institute of Independent Accountants, or IBRACON and the Brazilian accounting standards board, the Comitê de Pronunciamentos Contábeis, or the CPC;

•	“Commission” are to the Securities and Exchange Commission; and

•	“U.S. GAAP” are to generally accepted accounting principles in the United States.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We maintain our books and records in reais, which are the basis for our statutory financial statements (not included in this annual report), prepared under Brazilian GAAP, which are used to determine income taxes and mandatory minimum dividend calculations. We have also prepared consolidated balance sheets at December 31, 2008 and 2007 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the years ended December 31, 2008, 2007 and 2006, all stated in U.S. dollars in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our U.S. GAAP financial statements are included in this annual report. The selected financial information at and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 are derived from our audited U.S. GAAP financial statements. You should read the selected financial information together with our financial statements, including the notes thereto, included elsewhere in this annual report.

Our reporting currency in this annual report for all periods is the U.S. dollar. As a result of the remeasurement of amounts to U.S. dollars and other adjustments related to the differences in the accounting principles between U.S. GAAP and Brazilian GAAP, the amounts of net income and shareholders’ equity as reported in our audited consolidated financial statements presented herein differ from those included in our statutory accounting records.

The commercial selling rate in Brazil is used in this annual report rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this annual report. The U.S. dollar equivalent information presented in the annual report should not be construed as implying that the real amounts represent or could have been or could be converted into U.S. dollars at these or any other rate. See “Item 3—Key Information—Selected Financial Data—Exchange Rates” for information regarding exchange rates applicable to the Brazilian currency since 2003.

We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp and paper industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from reports published by BRACELPA — Associação Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), RISI (Resource Information Systems Inc.), PPPC (Pulp and Paper Product Council), which are a monthly report on the pulp markets, and Hawking Wright, a specialized consulting firm in the pulp market. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D—Key Information—Risk Factors” “Item 4B—Information on VCP—Business Overview” and “Item 5—Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	general economic, political and business conditions, both in Brazil and in our principal export markets;

•	changes in market prices, customer preferences, competitive conditions and general level of demand for our products;

•	our management’s expectations and estimates concerning future financial performance, financing plans and the effects of competition;

•	our level of debt;

•	anticipated trends in the pulp and paper industry, including changes in capacity and industry price movements;

•	our capital expenditure plans;

•	variations in interest rates, inflation and in currency exchange rates, including the real;

•	our ability to produce and deliver our products on a timely basis;

•	existing and future governmental regulation, including environmental laws, tariffs on pulp and paper imports and import tax policies in Brazil;

•	our ability to successfully undertake or complete expansion projects and to manage the engineering, construction and regulatory challenges and costs involved in such projects; and

•	other risk factors as set forth under “Item 3D—Key Information—Risk Factors.”

The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward looking information, events and circumstances discussed in this annual report might not occur and are not guarantees of future performance. Our actual results and performance could differ substantially.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.           Selected Financial Data

The following table presents a summary of our selected financial and operating data at the dates and for each of the periods indicated. You should read the following information together with our financial statements, including the notes thereto, included elsewhere in this annual report, “Presentation of Financial and other data” and “Item 5 – Operating and Financial review and prospects”.

	For the Years Ended December 31,
	2008	2007		2006		2005		2004
	(U.S. dollars in millions, unless otherwise indicated)
STATEMENT OF OPERATIONS DATA
Net operating revenues:
Domestic sales	721		709		685		564		512
Export sales	645		624		632		566		498
Total net operating revenues	1,366		1,333		1,317		1,130		1,010
Operating costs and expenses:
Cost of sales	934		887		813		654		518
Selling, marketing, general and administrative	215		202		199		193		161
Gain on exchange of assets, net	-		(955)		-		-		-
Other, net	17		13		20		36		6
Total	1,166		147		1,032		883		685
Operating income	200		1,186		285		247		325
Non-operating income (expenses):
Financial income (expenses), net	(78)		91		18		(40)		(29)
Foreign exchange gain (loss) and unrealized gain (loss) on swap, net	(593)		214		(4)		(5)		12
Total	(671)		305		14		(45)		(17)
Income (loss) before taxes on income and equity in affiliates	(471)		1,491		299		202		308
Income tax (expense) benefit	198		(56)		(4)		8		(36)
Deferred income tax expense on gain on exchange of assets	-		(327)		-		-		-
Income (loss) before equity in affiliates	(273)		1,108		295		210		272
Equity in earnings (losses) of affiliates	(132)		113		77		54		31
Net income (loss)	(405)		1,221		372		264		303
Net income applicable to preferred stock	-		618		188		124		143
Net income (loss) applicable to common stock	(405)		603		184		140		160
Net income (loss)	(405)		1,221		372		264		303
Basic an diluted earnings (losses) per share or ADR (in U.S. dollars):(1)
Preferred	-		6.28		1.97		1.46		1.67
Common	(3.83)		5.71		1.79		1.33		1.51
Weighted average number of shares outstanding (in thousands):
Preferred	96,888		98,444		92,240		85,451		85,773
Common	105,702		105,702		105,702		105,702		105,702
Dividends and interest attributable to capital per share (in U.S. dollars):(2)
Preferred	-	US$	0.70	US$	0.80	US$	0.45	US$	0.58
Common	-		0.64		0.72		0.41		0.52

	As at December 31,
	2008		2007		2006		2005		2004
	(U.S. dollars in millions)
BALANCE SHEET DATA
Cash and cash equivalents	US$	280	US$	565	US$	405	US$	261	US$	151
Trading securities		43		-		-		-		-
Available for sale securities		-		176		365		446		-
Held-to-maturity investments(3)		-		-		-		-		278
Property, plant and equipment, net		3,866		3,916		1,945		1,758		1,443
Investment in affiliates, including all goodwill		289		1,009		900		596		249
Total assets		5,230		6,405		4,404		3,731		2,644
Short-term debt(4)		438		211		242		132		79
Long-term debt, including current portion		1,649		1,353		1,299		1,364		866
Shareholders’ equity		2,525		3,883		2,275		1,737		1,498

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
	(U.S. dollars in millions, except for percentages)
OTHER FINANCIAL DATA
Gross margin	31.6%	33.5%	38.3%	42.1%	48.7%
Operating margin(5)	14.6%	89.0%	21.6%	21.9%	32.2%
Capital expenditures(6)	660	353	248	247	218
Acquisition of interest in equity affiliate(7)	-	-	36	275	-
Depreciation and depletion	160	143	193	117	89
Cash flow provided by (used in):
Operating activities	388	333	382	234	277
Investing activities	(507)	(145)	(113)	(626)	(170)
Financing activities	116	(113)	(107)	505	(258)

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
OPERATIONAL DATA
Number of employees (at year end)(8)	3,010	2,857	3,498	3,620	3,624
Nominal production capacity (thousand metric tons):
Pulp	1,425	1,415	1,480	1,400	1,400
Paper	415	365	640	635	610
Sales volumes (thousand metric tons):	1,591	1,597	1,611	1,493	1,459
Domestic market:	635	630	591	506	515
Market pulp	289	228	109	80	80
Paper	346	402	482	426	435
Printing and writing and Coated	219	287	371	331	338
Other specialty papers(9)	127	115	111	95	97
International market:	956	967	1,020	987	944
Market pulp	911	870	832	787	764
Paper	45	97	188	200	180

(1)
Based on the weighted average number of shares outstanding for each period. Following the reverse stock split of our shares and ADSs on October 18, 2004, we have retrospectively adjusted all shares and ADS data to reflect the reverse split. For additional information on earnings per share, see Note 2(l) to our audited consolidated financial statements and “Item 5A—Operating Results.”

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
(6)
Represents cash expenditures for acquisition of property, plant and equipment and excluding the financial income derived from Três Lagoas construction deposit trust investments in 2008 of US$ 32 million. Disbursements from this trust may be only for property, plant and equipment related to this project.

(7)
Includes the excess of the cost of investment over the underlying fair value of net assets on the acquisition of a 23.03% indirect interest in Ripasa S.A. Celulose e Papel (Ripasa) in 2005 for US$ 275 million. In July 2006, VCP disbursed an additional US$ 36 million to Ripasa minority preferred shareholders in settlement of their claims challenging Ripasa’s corporate restructuring. In May, 2006, shareholders of VCP, Suzano Bahia Sul Papel e Celulose S.A., Ripasa and Ripasa Participações S.A. (“Ripar”) approved the corporate restructuring that allowed Ripasa’s minority preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares, thus increasing VCP’s capital by US$ 168 million.

(8)
The decline in the number of employees that occurred during 2007 reflects our organizational restructuring and divestments, principally in the paper assets. The increase that occurred in 2008 is due to Horizonte Project. See “Item 4A – Information on VCP – History and Development of VCP”.

(9)
Includes sales of thermal and carbonless papers, sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill (which was sold in April 2007), such as label papers, finish foil, soap wrapping papers, etc.

Exchange Rates

The appreciation of the real that occurred during the period beginning January 1, 2004 continued through August, 2008 (reaching its highest value during the year on August 1st when the official rate reached R$ 1.5593 to US$ 1.00) but was followed by sharp depreciations in many Emerging Markets currencies, including the real, beginning in September 2008. The exchange rate, which has floated freely since 1999, is determined principally by negotiations within the Brazilian interbank market, but still may be influenced by occasional Brazilian Central Bank intervention to control unstable movements in the market-driven rate.  All foreign exchange transactions are carried out through institutions authorized to operate by the Central Bank and are subject to registration with the Central Bank’s electronic registrations system.

During each year of the four years ending December 31, 2007, the real appreciated against the U.S. dollar 21%, 9%, 13%, and 9%, respectively.  For the year ending December 31, 2008 the real depreciated by 24% in the year. At December 31, 2008, the commercial market rate for purchasing U.S. dollars was R$ 2.337 to US$ 1.00.  The real’s depreciation during the last 5 months of 2008 has been due to external factors (including a global recession, poor results of individual financial institutions, the subprime mortgage crisis in the United States, lack of liquidity, etc.), which have increased risk aversion to the Brazilian and other emerging markets.  Foreign exchange reserves have increased significantly during the five years ending December 31, 2008, from US$ 52 billion at January 1, 2004 to approximately US$ 206 billion at December 31, 2008.

The Brazilian government has, since 2000, and with the intent of simplification, consistently introduced significant changes to the Brazilian foreign exchange market.  Recent changes have included, among others, the Brazilian Central Bank reduction of exchange controls over exports. Exporters may retain outside of Brazil up to 100% of the proceeds generated by exports.  Resolution 3417 of October 27, 2006 increased the maximum period for the compulsory liquidation of foreign exchange related to export transactions from 360 to 750 days.

We cannot assure you that the real will not either devalue or appreciate substantially in the near future.  See “Item 3D – Key Information- Risk factors – Risks related to Brazil” and “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment.”  The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

Exchange Rate of Reais per US$ 1.00

Year Ended December 31,	Low	High	Average(1)	Period-end

2004	2.6544	3.2051	2.9263	2.6544
2005	2.1633	2.7621	2.4357	2.3407
2006	2.0586	2.3711	2.1751	2.1380
2007	1.7325	2.1556	1.9483	1.7713
2008	1.5593	2.5004	1.8357	2.3370

Exchange Rate of Reais per US$ 1.00  -  Month Ended

	Low	High
December 31, 2008	2.3370	2.5004
January 30, 2009	2.1889	2.3803
February 27, 2009	2.2446	2.3916
March 31, 2009	2.2375	2.4218
April 30, 2009	2.1699	2.2899
May 30, 2009	1.9730	2.1783

Source: Central Bank.
(1)	Represents the daily average exchange rate during each of the relevant periods.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

We are subject to various risks resulting from changing competitive, economic, political and social conditions that could harm our business, results of operations or financial condition. The risks described below are not the only ones we face.

It is worth mentioning that throughout the years, more specifically in 2007, we changed our strategy to focus more on pulp as its core business than on paper. However, paper still remains as a complementary business to pulp. This repositioning in its strategy may have some impact on the company’s risk factors. See “Item 4A – Information on VCP – History and Development of VCP.”

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

Over the last three years, BEKP prices (market pulp) in the United States, Europe and Asia, respectively, have fluctuated from US$ 635, US$ 590, and US$ 540 per ton on January 1, 2006, to US$ 860, US$ 840, and US$ 810 per ton at July 30, 2008 in these respective regions, returning to US$ 680, US$ 590 and US$ 530 at December 31, 2008 (see graph below). Such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, capacity constraints and mill closures, supply and demand of both raw materials and finished products, among other factors. In 2008, pulp market remained favorable with robust demand through August, particularly in China and Europe, and reduced supply caused by the low level of world inventories, few capacity additions, environmental issues, shortage of wood and closures of high cost capacity, contributed to multiple price increases of US$20-30 per ton each in all regions. During the remaining four-month period prices declined significantly due to lower demand caused by the worldwide financial crisis, see “Item 3 – Key Information – exchange rates” for further comments.

The price of paper products, although less volatile than the price of pulp, also fluctuates in response to global demand and production and fluctuations in pulp prices. Capacity adjustments have also occurred on the paper side, and in 2006 we saw paper prices for several grades increasing in the United States and Europe. For uncoated woodfree papers, international prices climbed 15% in the first six months of 2006, but declined approximately 5% in the last quarter of the year. In 2007, the prices rose 7% from January to December in North America and within the European market, the prices climbed 9% in the first nine months of 2007. In 2008, the pulp prices in the United States, Europe and Asia, respectively, decreased 15.55%, 23.07% and 33.33% from January to December, after an increase of 6.83%, 7.69%, 12.50% respectively during the first eight-month period of the year. For a more detailed discussion of prices of pulp and paper, see “Item 4B–Information on VCP – Business Overview – Cyclical nature of world pulp prices.”

The following chart shows the historical eucalyptus pulp price fluctuations per region during 2008:

Source: RISI December 2008

It is possible that the market prices for pulp and paper will decline in the future or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner.

A slowdown in demand in China may adversely affect our exports.

China is an increasingly important market for us. China currently represents approximately 15% of our total sales and 18% of our exports. During the last quarter of 2008 the Chinese market slowed down considerably and there is no assurance that the market pulp demand in China will recover to earlier levels or that China will continue to constitute a significant part of our exports. A decline in demand by China for our products could adversely affect our exports and, therefore, our operational and financial results.

A slowdown due to the global economic crisis may adversely affect demand and price for our products.

Demand, for pulp and paper products, is directly linked to overall economic activity within both the domestic and those international markets in which we conduct commercial operations. A continued decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect both the demand and the price of our products and thus our operational and financial results. “See Item 5 – Operating and Financial Review and Prospects – Overview.”

We face significant competition in some of our lines of business, which may adversely affect our market share and profitability.

The pulp and paper industry is highly competitive. Competitive features within the industry include the following:

•
in the domestic paper market, though on a smaller scale, we face competition from larger international companies that have greater ability to support strategic expenditures directed to increase market share; and

•	in the international pulp market, on a larger scale than the paper markets, we compete with larger competitors that have greater financial strength and higher production capacities.

Traditionally, imports of pulp and paper have not provided substantial competition for us in Brazil due to, among other factors, logistical costs, tariff rates and exchange rates affecting those products. However, the appreciation of the real through August 1, 2008 resulted in increased imports of selected grades of paper, thus increasing competition in this product line. If the Brazilian government were to decrease import tariffs, we may face a sudden additional increase in competition in the domestic market by foreign producers.

In addition, most markets are served by several suppliers, often from different countries. Many factors influence our competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals and labor, and exchange rate fluctuations. See “Item 3D—Risks Relating to Brazil— Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our preferred shares and ADSs.” Some of our competitors have greater financial and marketing resources, larger customer bases and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. In addition, downward pressure on the prices of pulp and paper by our competitors may affect our profitability.

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

We may be adversely affected because:

•
we may either not be able to complete any expansion or new construction project on time or within budget or be required by market conditions or other factors to delay the initiation of construction or the timetable to complete new projects or expansions;

•	our new or modified facilities may not operate at designed capacity or may cost more to operate than we expect; and

•	we may not be able to sell our additional production at attractive prices.

Any downgrade in our credit ratings could adversely affect the availability of new financing and increase our cost of capital.

In 2006 and during 2007, the risk rating agencies Fitch Ratings, Moody’s Investor Service (Moody’s) and Standard & Poor’s, three of the most important rating agencies in the world, assigned an investment-grade rating to the Company’s foreign currency debt under foreign law, thus reducing the Company’s average cost of capital.

However, on February 2, 2009 Fitch Ratings reduced our rating to one level below investment-grade. If the ratings were to be further downgraded by the rating agencies due to any external factor, our own operating performance and/or increased debt levels associated with acquisition of Aracruz or its eventual merger with us, our cost of capital would increase. Any downgrade could also negatively affect our operational and financial results and the availability of future financing.

Our level of indebtedness may adversely affect us.

We currently have a significant level of indebtedness. We may need to incur additional debt in the future in order to refinance our current indebtedness, and we cannot ensure that any such refinancing will be available to us, if at all, or that we will be able to obtain favorable financing terms. We may be unable to generate sufficient cash flow to make principal, interest or other debt-related payments under our financing agreements. The need to use our cash flow to make payments under our financing agreements may restrict us from making investments required for our operations or mandatory dividend distributions to our shareholders.

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

Brazilian environmental regulations applicable to forests are complex because they are a blend composition of federal and state regulations; requirements and restrictions may vary from state to state. States like Espirito Santo prohibit expansion of eucalyptus forests as a matter of state law. These restrictions are a consequence of pressure from social movements and organizations against so-called “green deserts” which include sugar cane plantations for ethanol production and eucalyptus forests.

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

Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our mills caused by fire, general third-party liability for accidents and operational risks, and international and domestic transportation. However, we do not maintain insurance coverage against fire, disease and other risks to our forests. The occurrence of losses or other damages not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs. “See Item 4B - Information on VCP - Business Overview – Insurance”

If we are unable to manage potential problems and risks related to acquisitions and alliances, including the pending acquisition of a significant equity interest in Aracruz Celulose SA, our business and growth prospects may suffer. Some of our competitors may be better positioned to acquire other pulp and paper businesses.

We may, as part of our business strategy, acquire other businesses in Brazil or elsewhere or enter into alliances. Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including our ability to identify acquisitions and negotiate, finance and close transactions. Even if we complete future acquisitions:•we could fail to successfully integrate the operations, services and products of any acquired company;

•	we could fail to select the best partners or fail to effectively plan and manage any alliance strategy;

•	the acquisitions could increase our costs;

•	our management’s attention could be diverted from other business concerns; and

•	we could lose key employees of the acquired company.

Our failure to integrate new businesses or manage new alliances successfully could adversely affect our business and financial performance. Furthermore, the world pulp and paper industry is undergoing consolidation, and many companies compete for acquisition and alliance opportunities in our industry. Some of our competitors have greater financial and other resources than we do. This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary for the expansion of our business. In addition, any major acquisition we consider may be subject to regulatory approval. We may not be successful in obtaining required regulatory approvals on a timely basis or at all. See “Item 4A—Information on VCP—History and Development of VCP.” and “Item 5.A Operating and Financial Review and Prospects – Operating Results – Recent Developments.”

We are controlled by a defined group of individuals who have the power to control all our subsidiaries and us and the interests of these individuals may conflict with those of other shareholders.

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

In addition, our direct controlling shareholder, VID, has entered into a shareholders agreement under which the approval of certain matters will depend on the affirmative vote of BNDESPar. See “Item 10.C Material Contracts – Shareholders’ Agreement of VCP”. BNDESPar is a subsidiary of Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, the Brazilian social and economic development bank. BNDES is also currently one of our major creditors, having lent approximately 10% (6% as of December 31, 2008) of our consolidated indebtedness as of May 31, 2009, and is expected to loan significant funds in the future. See “Item 6 – Operating and Financial Review and Prospects—Liquidity and capital resources—Debt—BNDES” and Exhibits 4.11 and 4.12 to this annual report. As one of our significant shareholders and major creditor BNDESPar may exercise a significant influence over our business and corporate decisions and its actions may be influenced by the policies of the Brazilian federal government, which may conflict with the interest of our shareholders.

We rely on third parties for some of our technology.

We rely on third parties for the technology that we use to make some of our value-added pulp and paper products. For example, Oji Paper of Japan has granted us the right to use its technology to manufacture and sell certain thermal papers in Brazil and to sell these products in some other countries, see “Item 4A – Information on VCP - History and Development of VCP- Strategic Business Agreement (SBA) with Oji Paper”. If a third-party licensor of technology that we use refused to continue licensing its technology to us, our results of operations could be adversely affected.

We may be adversely affected by price volatility of energy inputs.

The effectiveness of our energy matrix planning, composed by black liquor, electric energy, gas, oil and others, can be placed at risk due to price volatility of these components, and, as a result such price volatility has a direct impact on our operational and financial result.

Our eucalyptus forests, which are cultivated on large tracts of land, are subject to known and unknown plagues or diseases.

Our forests are cultivated on large tracts, which have high densities of trees per unit of land, and are, very homogeneous (clone based forests); these conditions that facilitate events such as:

•	epidemic propagation of some known and unknown diseases or plagues;

•	weakness to adverse climate change; and

•	fire propagation.

If any of these events happen, we could be forced to buy wood from third parties, possibly at a higher price and/or a greater distance from our plants, resulting in higher logistics costs. These conditions would impact our costs adversely. In the worst case scenario, we could be forced to stop our production due to lack of wood at an economical cost.

 Competition of eucalyptus forests with other crops like soy bean, sugar cane and other commodities for land may affect our expansion.

The worldwide high demand for commodities, especially for grains and bio-fuel may impact our forestry operations in two ways:

•
Competition for land with impact on its price. Grain and bio-fuel production generally are economically superior to forestry activities and as a result, prospective increases in land values may inhibit expansion of new forests.

•	For the same reason, we may face difficulties in convincing third party partners to begin or to expand eucalyptus production for use in the pulp industry.

Various other risks could have a material adverse effect on our operational and financial results.

Our operations are subject to various other risks affecting our forests and manufacturing processes, including fire, drought, disease, climate changes, strikes, post closings, shipping costs, electrical failures and factory explosions, which could have a material adverse effect on our operational and financial results.

Risk Factors Relating to Aracruz

The following risk factors have been included in light of our acquisition of additional interest in Aracruz (see “Item 5.A Operating and Financial Review and Prospects – Operating Results – Recent Developments”), which represents a significant investment for us.

Aracruz’s level of indebtedness may adversely affect us.

Aracruz currently has a significant level of indebtedness. In 2008, due to a sharp devaluation of the real against the U.S. dollar, Aracruz suffered significant losses in connection with certain of its derivative financial instruments. As of December 31, 2008, Aracruz’s total indebtedness, including these related to losses arising from its derivative financial instruments, amounted to US$3,913 million, 90.6% of which represented long-term debt payments.

Aracruz renegotiated these liabilities with its respective counterparties under those derivative financial instruments and at May 13, 2009 converted such liabilities into an Export Prepayment Facility Agreement and Secured Loan, or the Export Prepayment Credit Facility, which provides for interest payments based on the London Interbank Offered Rate, or LIBOR. Any material adverse change in the LIBOR could adversely affect Aracruz, resulting in an increase of its future debt, which in turn could reduce its net income and, consequently, limit its ability to pay dividends and make distributions to us.

In addition, Aracruz may need to incur additional debt in the future in order to refinance its current indebtedness, and we cannot ensure that any such refinancing will be available, if at all, or that we will be able to obtain favorable financing terms. Aracruz may be unable to generate sufficient cash flow to make principal, interest or other debt-related payments under its financing agreements. The need to use its cash flow to make payments under its financing agreements may restrict Aracruz from making investments required for its operations or mandatory dividend distributions to its shareholders.

Aracruz indebtedness may have negative impacts on our credit ratings and our ability to meet certain financial ratios and covenants in some of our financing agreements, as these may take into account our consolidated financial statements and levels of indebtedness.

Actions by federal or state legislatures or public enforcement authorities may adversely affect Aracruz’s operations.

State laws have in the past tried to restrict planting eucalyptus forests for purposes of pulp production within the state of Espírito Santo. Although injunctive relief against those state laws has been obtained, and new state legislation has revoked them, there can be no assurance that similar laws will not be enacted in the future which would impose limitations or restrictions on planting eucalyptus in the region where Aracruz operates.

On March 13, 2002, the Espírito Santo legislative assembly created an investigating commission (Comissão Parlamentar de Inquérito) to investigate the legality of Aracruz’s permits and the acquisition of its properties. As the procedures in the investigation were not concluded within the prescribed time period for this a type of investigation, the commission was terminated without issuing a final report. Aracruz is confident that all its permits and acquisition documents are strictly in accordance with all laws and regulations. However, we cannot be certain that a governmental entity will not initiate similar or other investigations in the future that would cause Aracruz to incur significant expense and divert its management’s attention.

In May 2003 the Human Rights Commission of the Brazilian House of Representatives (Câmara dos Deputados) created a working group to discuss the alleged violation of economic, social, cultural and environmental rights in eucalyptus plantations in the state of Espírito Santo. Among other issues, several complaints involving Aracruz were discussed. Representatives of Aracruz participated in a public hearing and presented to the commission extensive reports, information, evidence, technical studies and governmental and judicial decisions that demonstrate that the complaints were unjustified. The working group was terminated without issuing a final report. However, Aracruz cannot be certain that a governmental entity will not initiate similar or other investigations in the future that would cause Aracruz to incur significant expense and divert its management’s attention.

In the second quarter of 2007, a number of non-governmental organizations and the Federal Public Prosecution Office of the Rio Grande do Sul state brought two Civil Public Suits (Ações Civis Públicas) questioning the validity of the procedures adopted by the Fundação Estadual de Proteção Ambiental, or FEPAM, the Rio Grande do Sul state agency for environmental protection, in issuing environmental licenses for eucalyptus plantations in that state. A provisional measure was initially granted, to determine that FEPAM cease to issue environmental licenses for eucalyptus plantations, and so the responsibility for the issuance of such licenses was transferred to the Instituto Brasileiro de Meio Ambiente, or IBAMA, the Brazilian environmental institute. The provisional measure was suspended by the Federal Court of the Fourth Region at the request of the Government of Rio Grande do Sul state. Aracruz believes that such suspension will be confirmed by the court’s definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to Aracruz or that similar suits will not be brought in the future that would impose a limitation or restriction on plantation of eucalyptus or that would affect its licenses or permits.

Unfavorable outcomes in pending litigation may negatively affect Aracruz’s financial performance and financial condition.

Aracruz is involved in numerous tax, civil and labor disputes involving significant monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, Aracruz could be required to pay substantial amounts, which could materially adversely affect its financial condition and results of operations. For some of these lawsuits, Aracruz has not established any provision on its balance sheet or has established provisions only for part of the amounts in question, based on its judgments as to the likelihood of winning these lawsuits. An unfavorable outcome in any of such lawsuits could have a material effect on Aracruz’s financial condition, results of operations and cash flows.

Such lawsuits include a securities class action lawsuit filed in November 2008 against Aracruz and certain of its current and former officers and directors in a U.S. federal court purportedly on behalf of persons who purchased Aracruz’s shares and American Depositary Receipts between April 7 and October 2, 2008, which lawsuit Aracruz is defending. The complaint asserts claims for alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act of 1934, alleging that Aracruz represented or failed to disclose information in connection with, and losses arising from, certain derivative transactions into which it had entered. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement.

Risk Factors Relating to the implementation of the corporate reorganization following the acquisition of additional interest in Aracruz

The implementation of the corporate reorganization following the acquisition by us of an additional interest in Aracruz may face significant challenges.

The implementation of the corporate reorganization may present significant challenges, including unanticipated costs and delays, shareholder or creditor opposition, regulatory interference and excessive diversion of our management’s attention from the day–to–day management of our operating activities. If our senior management is unable to efficiently implement the corporate reorganization, our business could suffer. We cannot guarantee that our management will successfully or cost-effectively implement the corporate reorganization.

We expect the implementation of the corporate reorganization to simplify our capital structure, thereby improving the access to capital markets by the entity resulting from the corporate reorganization and increasing the liquidity of our shareholders’ securities. Even if our management is able to successfully and cost-effectively implement the corporate reorganization, our access to capital markets and the liquidity of our shareholders’ securities will continue to depend upon, among other things, our future performance, market conditions, investor interest and general economic, political and business conditions both in Brazil and abroad. In addition, our shareholders may still experience a decrease in their ability to sell shares of the combined VCP–Aracruz, as compared to their current ability to sell our shares or ADSs.

The benefits that are expected to be achieved from operating VCP and Aracruz as a combined enterprise may not be achieved.

Although VCP expects that the merger will produce substantial synergies, the integration of two large companies presents significant challenges to management. No assurance can be given that VCP and Aracruz will be able to integrate their operations without encountering difficulties, which may include, among other things, the loss of key employees, the disruption of their respective ongoing businesses or possible inconsistencies in standards, procedures and policies. There can also be no assurance as to the extent to which VCP will be able to produce the synergies that we anticipate from the merger, or as to the timing for their realization, or as to the expenses that will be incurred in connection with realizing synergy benefits from the merger. In particular, it may be difficult for VCP to realize anticipated cost savings from the merger of the two companies’ production facilities. It may also be difficult for VCP to realize anticipated synergy benefits from the joint acquisition of raw materials, sharing of improved production techniques and integration of administrative departments. Moreover, possible actions by antitrust authorities could limit or eliminate our ability to integrate our business operations with those of Aracruz and achieve synergies.

The exercise of appraisal rights by our preferred shareholders may reduce our cash balances or cause the cancellation of the corporate reorganization transaction.

Our preferred shareholders have appraisal rights arising from the undertaking of the corporate reorganization as it concerns the conversion of all preferred shares into common shares. If holders of a significant number of our preferred shares exercise their appraisal rights, the requirement to make significant cash payments to honor such rights could decrease the cash balances of the combined entity or cause VCP’s management to cancel this transaction, as permitted under Brazilian Corporate Law. The appraisal rights period is until July 1, 2009 and VCP’s management have up to 10 days after July 1, 2009.

While it is expected that shares of the new combined entity will be listed on the Bovespa’s Novo Mercado listing segment, there can be no assurance that such listing will occur in a timely fashion, if at all.

The listing of the new combined entity’s shares on the Bovespa’s Novo Mercado listing segment is expected to occur sometime after the consummation of the corporate reorganization. However, there can be no assurance as to when such listing will occur in a timely fashion, if at all. Delays to complete such Novo Mercado listing may occur for a number of reasons, including the impossibility of the combined entity to meet the corporate governance standards of the Bovespa’s Novo Mercado listing segment or our controlling shareholder’s decision to abandon the listing application altogether. Delays or failure to list on the Bovespa’s Novo Mercado may adversely affect the trading price of shares of the combined entity’s shares and prevent shareholders from enjoying the enhanced corporate governance standards of the Bovespa’s Novo Mercado listing segment.

If regulatory agencies impose conditions on the approval of the corporate reorganization, its anticipated benefits could be diminished.

If regulators were to impose any requirements for the deal’s approval and we or Aracruz failed or had difficulties to comply with such requirements, the benefits of the corporate reorganization could be delayed, possibly for a significant period of time after shareholder approval for the transaction has been obtained. In addition, if governmental agencies conditioned their approval upon our or Aracruz’s compliance with conditions affecting the deal’s terms, our operating results or the value of our shares could be adversely affected.

The Conselho Administrativo de Defesa Econômica, or CADE, the Brazilian antitrust authority, is reviewing the business combination and has the authority to require us to dispose of assets or adopt other restrictive measures with a view to protecting competition. If we were required to dispose of assets or adopt any such restrictive measures following the completion of the transaction, the share price of the new combined entity or the competitive gains expected to be achieved with the transaction could be adversely affected.

There is no clear guidance under Brazilian law regarding the income tax consequences to investors resulting from a corporate reorganization.

There is no specific legislation, nor administrative or judicial precedent regarding the income tax consequences to investors resulting from a corporate reorganization. Based on the opinion of its external tax advisors, we believe that there are reasonable legal grounds to sustain that the receipt (resulting from the corporate reorganization) by a non-Brazilian holder of ADSs or by a U.S. person of shares that are registered as a foreign portfolio investment under Resolution 2,689 or are registered as a foreign direct investment under Law No. 4,131/62 would not be subject to income tax pursuant to Brazilian tax law. However, this position may not prevail, in which case we would be liable to the Brazilian tax authorities for withholding and collecting the taxable capital gains of shareholders resident abroad. While such shareholders would not be directly liable to Brazilian tax authorities, we would be entitled to reimbursements from them.

Risks Relating to Brazil

Brazilian economic and political conditions and perceptions of these conditions in the international market have a direct impact on our business, our access to international capital and debt markets, and the market price of our preferred shares and ADSs.

Our operations are conducted in Brazil, and in 2008 we sold approximately 41% (39% in 2007) of our products in terms of volume to our customers located in Brazil. Accordingly, our financial conditions and results of operations are substantially dependent on economic conditions in Brazil. Brazil’s gross domestic product (GDP), in real terms, grew by 3.8% in 2006, 5.4% in 2007 and 5.1% in 2008 (including a 3.6% decline in the fourth quarter of the year). As a result of this fourth quarter decline, among other factors, we cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of pulp and paper. As a result, these developments could impair our business strategies, financial condition or results of operations.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes material changes in policy and regulations. Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

•	currency fluctuations;

•	inflation;

•	interest rates;

•	energy policy;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Historically, the country’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and affected the trading prices of common and preferred shares issued by companies listed on the stock exchange. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond the control of the Company and could adversely affect our business, financial condition, results of operations or prospects and the market price of our preferred shares and ADSs.

Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil has, in the past, experienced extremely high inflation rates. More recently, according to the Índice de Preços ao Consumidor Amplo (IPCA), the official price inflation index used by the government, the Brazilian inflation rates were at 5.7% in 2005, 3.1% in 2006, 4.5% in 2007 and 5.9% in 2008. Our cash costs and operating expenses are substantially denominated in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the currency. If either the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, our costs of real-denominated debt may increase. See “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment.”

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our preferred shares and ADSs.

Because a significant portion of our revenues and assets is denominated in reais and we have U.S. dollar-denominated debt and other liabilities, we may be adversely affected by any future depreciations of the real against the U.S. dollar. The Brazilian currency has been devalued periodically during the last four decades. See “Item 3—Key Information—Selected Financial Data—Exchange Rates.”

Our production costs and operating expenses are substantially all in reais and will generally increase, when expressed in U.S. dollars, as a result of local currency appreciation. If either the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. dollar against the real or the rate of appreciation of the U.S. dollar against the real increases more rapidly than the rate of the Brazilian inflation, then, as expressed in U.S. dollars, our operating expenses may increase. In addition, any significant depreciation of the real may produce exchange losses on unhedged debt denominated in foreign currency.

During the years 2006, 2007 and 2008 the real has appreciated against the dollar, 12%, 12% and 6%, respectively, in year average terms, even with the strong depreciation observed in the last 5 months of 2008.

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

Depreciations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect us. They generally curtail access to foreign financial markets and may require government intervention, including recessionary governmental policies. See “Item 3D—Key Information—Risk Factors—Inflation and certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.” Depreciations also reduce the U.S. dollar value of distributions and dividends on our ADSs and the market price of our preferred shares and ADSs.

Foreign exchange fluctuation may impact the results of our derivative instruments, used in accordance with our hedging strategy. See “Item 11 – Quantitative and Qualitative Disclosures about Market Risk.”

Developments in other markets may adversely affect the market price of our preferred shares and ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, the reaction of investors to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Developments or conditions in other emerging market countries have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. This could adversely affect the trading price of the ADSs and our preferred shares. An eventual lack of liquidity could also make it difficult for us to access the capital markets and finance our operations in the future on acceptable terms, or at all.

The current uncertainty about, among other things, the rate of growth and the lack of credit availability in the United States economy has created volatility in the worldwide financial markets, including the emerging markets. Prospective negative changes in the economy in the United States may adversely affect the market price of our preferred shares and ADSs.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. Accordingly, the ability of the holders to sell the preferred shares underlying the ADSs at a price and time at which holders wish to do so may be substantially limited. The São Paulo Stock and Futures Exchange (Bolsa de Valores e Futuros de São Paulo), or BM&F BOVESPA, the main Brazilian stock exchange, had a market capitalization of approximately US$ 600 billion as of December 31, 2008, and an average daily trading volume of approximately US$ 1.1 billion, US$ 2.6 billion and US$ 3.0 billion in 2006, 2007 and 2008 respectively. In comparison, the New York Stock Exchange had a market capitalization of approximately US$ 17 trillion as of December 31, 2008 (US$ 27 trillion and US$23 trillion, in 2007 and 2006 respectively)

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our preferred shares or ADSs.

Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares by a nonresident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADSs by a nonresident of Brazil to another non-resident of Brazil.

Because any gain or loss recognized by a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax considerations”) will generally be treated as a U.S. source gain or loss unless such credit can be applied (subject to applicable limitations) against tax due on the other income treated as derived from foreign sources, such U.S. Holder would not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our preferred shares.

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

The preferred shares underlying the ADSs have limited voting rights.

Of our two classes of shares outstanding (common and preferred), only our common shares have full voting rights. Except in certain limited circumstances, our preferred shares will not be entitled to voting rights. As a result of these limited voting rights and the fact that our controlling shareholder owns approximately 100% of our common shares, our preferred shares, including in the form of the ADSs, generally will not be able to influence most of the corporate decisions requiring a shareholder vote. In addition, only shareholders appearing in our shareholder records are recognizable to us and given admission to our shareholders’ meetings. The record holder of the preferred shares underlying the ADSs is The Bank of New York, the depositary of our ADS program, and not our ADS holders. As a result, ADS holders depend on us and on the depositary to be represented at our shareholders’ meetings and vote the preferred shares underlying the ADSs in the very limited circumstances where our preferred shares may have a vote pursuant to Brazilian corporate law. Accordingly, even in the limited circumstances where our preferred shares may be entitled to a vote, the exercise of those limited voting rights might not be structured in a convenient and/or timely fashion, or not at all, for our ADS holders. See “Item 10—Additional Information—Memorandum and Articles of Association.”

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

We are incorporated under the laws of the Federative Republic of Brazil under the name Votorantim Celulose e Papel S.A., as a corporation with unlimited duration. We have the legal status of a sociedade por ações, or a stock corporation, operating under the Brazilian corporate law. Our principal executive offices are located at Alameda Santos, 1357, 6th floor, 01419 908, São Paulo, SP, Brazil (telephone: 55-11-2138-4287/4168/4361). Our website address is www.vcp.com.br. Investor information can be found on our website under the caption of “Investors Relations”. Information contained on our website is, however, not incorporated by reference in, and should not be considered a part of this annual report. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

At December 31, 2008, our industrial facilities consisted of one integrated pulp mill in Jacareí, state of São Paulo, one facility exclusively dedicated to paper production in Piracicaba, state of São Paulo and a 50% stake in Conpacel, the consortium resulting after the spin off of Ripasa S.A. Celulose e Papel, located in Americana, state of São Paulo together with their related forestry bases. We also have two additional forest bases under development in the states of Mato Grosso do Sul and Rio Grande do Sul and a Project Mill in Três Lagoas, in the state of Mato Grosso do Sul, which began its commercial production on March 30, 2009. We also have a paper distribution division, KSR, with an extensive product line, including graphic papers and products, which utilizes a multiple location, automated, warehouse system that permits efficient distribution of its products throughout Brazil. This warehouse and distribution system is supported by a specialized transportation fleet.

At December 31, 2008, our installed capacity was 1,425,000 tons per year of pulp and 415,000 tons per year of coated, uncoated and specialty papers, with approximately 88% of our paper sales volume and 24% of our pulp sales volume sold to the domestic market. In 2008, we continued the strategic repositioning of our pulp and paper businesses that had begun in 2007 via a number of significant transactions/events: (i) construction continued at the Project Mill, a unit we obtained by asset swap with International Paper Investment (Holland) B.V. (“International Paper”) in 2007, (ii) sold our remaining 40% interest in the joint-venture business to produce coated and uncoated papers at the Jacarei mill to our partner, (iii), repurchased and retired a portion of our preferred stock originally issued to purchase our part of the Ripasa mill pursuant to the acquisition agreement, (iv) transformed the Ripasa unit into a production consortium and continued to obtain productivity gains, (v) our parent company, VID, began negotiations in 2008 with the other controlling shareholders of Aracruz Celulose S.A. (“Aracruz”) to purchase their respective equity interests in Aracruz. The negotiations were concluded in early 2009, see “Item 5.A - Operating and Financial Review and Prospects – Operating Results – Recent Developments”.

Our activities began in 1988 when the Votorantim group purchased Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the state of São Paulo. We began production in 1991 after expanding and modernizing our facilities. In September 1992, the Votorantim group purchased Indústrias de Papel Simão S.A., or Papel Simão, which was listed on the Bovespa. Via subsequent corporate reorganizations, the two companies were merged and Papel Simão was renamed Votorantim Celulose e Papel S.A. in 1999.

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

Since our founding in 1988, VCP has grown and expanded by the organic expansion of its pulp mills and paper production facilities, including the disposition of assets and lines of business that were deemed not a part of its core business, and selective acquisition of equity interests in other pulp and paper companies. During the period of 1988 through 2005 the more significant of these capacity expansions and acquisitions were as follows:

1) Expansion of the Jacarei mill, completed in 2005, which increased our installed capacity for pulp to 1.4 million metric tons per annum with a total investment of US$ 495 million. See “Item 4D—Information on VCP—Property, Plant and Equipment—Expansions.”

2) Acquisition, in 2001, of 28.0% of the voting shares (representing 12.35% of the total capital) of Aracruz from the Mondi Group, for approximately US$ 370 million. Aracruz is a Brazilian pulp exporter whose ADSs trade on the New York Stock Exchange under the symbol “ARA.” We acquired our interest in Aracruz in order to increase our exposure to the international pulp market, and we accounted for this investment under the equity method. We reduced the book value of our investment in Aracruz to an amount equal to the market value of Aracruz ADRs at December 31, 2002. The impairment provision of US$ 136 million was determined based on the market price of US$ 18.56 per each Aracruz ADRs on December 31, 2002, and the amount was charged directly to income. On December 31, 2008 and 2007 the market price for each Aracruz ADR was US$ 11.28 and US$ 74.35, respectively. See “Item 5.A - Operating and Financial Review and Prospects – Operating Results – Recent Developments”.

3) In 2005 we purchased through a 50% joint venture with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, the common and preferred stock of Ripasa. On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest – 38.80%) indirect interest in the voting capital and 46.06% (our interest – 23.03%) indirect interest in the total capital of Ripasa, for US$ 275 million. A purchase option was also signed for the option to purchase common shares and preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, respectively and to be exercised within six years, for a total current amount of US$ 179 million. In subsequent periods a summary of related transactions that occurred with respect to the Ripasa acquisition is as follows:

a) In 2006 we and Suzano reached an agreement with minority shareholders of Ripasa and began selling Americana’s unit products as a pre-consortium stage whereby each party purchased 50% of Ripasa’s production and resold it within its own distribution channels. The share purchase option with the former controlling shareholders of Ripasa was modified.

b) In 2007 we completed the disposition of Ripasa operating facilities not deemed to be a part of our core business.

c) In 2008 we and Suzano received permission from the Brazilian tax authorities to form a production consortium to operate the Ripasa facility and re-purchased part of our preferred shares issued in 2005 to acquire Ripasa and cancel substantially all of the above share purchase option.

4) In 2005, we announced the beginning of the social and environmental licensing process for the implementation of a bleached eucalyptus pulp factory to be built in Rio Grande do Sul. If implemented, this unit will occupy an area of approximately 500 hectares, located in the region of Rio Grande-Pelotas-Arroio Grande. Overall nominal capacity is expected to be 1.3 million tons of pulp per year. We have progressed with the environmental licensing and basic engineering and technical aspects of the project and continue to form the forestry base. On October 13, 2008, we announced a postponement of one year, until 2010, in further development of the project’s industrial aspects in view of the current uncertainty as to worldwide economic conditions. See “4D - Information on VCP — Property, Plant and Equipment—Expansions”.

During the period of 2006 to 2008 the following significant transactions and events have occurred:

1) Exchange of assets with International Paper:

In September, 2006, International Paper, a wholly owned subsidiary of International Paper Company, and VCP entered into an Exchange Agreement (the “Exchange Agreement”). Pursuant to the terms of the Exchange Agreement, International Paper agreed to exchange its pulp mill project (the “Project Mill”) developed in Três Lagoas, state of Mato Grosso do Sul, Brazil (together with approximately 100,000 hectares of surrounding forestlands) for VCP’s Luiz Antonio pulp and uncoated paper mill and approximately 60,000 hectares of forestlands located in the state of São Paulo, Brazil. The Luiz Antonio mill produces 355,000 metric tons of uncoated papers and 100,000 metric tons of market pulp annually. The 100,000 metric tons of market pulp will be supplied to VCP, for its use in other facilities, on competitive terms under a long-term supply agreement. The Três Lagoas Project Mill began its commercial production on March 30, 2009.

Under the Exchange Agreement, International Paper is granted the right to construct, at its cost, up to two paper machines adjacent to, and integrated with, the Project Mill. If International Paper exercises its right to build one or both paper machines adjacent to the Project Mill, (1) certain parcels of real property will be retained by International Paper upon which the paper machines will be constructed and (2) the paper machines will be supported by long-term supply agreements under which VCP will provide International Paper pulp on competitive terms and utilities and rates based on VCP’s actual operating costs. International Paper has already fully funded the Project Mill as stated at the exchange asset date in the amount of US $1.15 billion for the mill. Pursuant to an amendment to the agreement, all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. This financial income in 2008 and 2007 was US$ 32 million and US$ 124 million, respectively.

On January 2, 2007, VCP created a new subsidiary, LA Celulose e Papel Ltda. (“LA”), as part of the asset exchange agreement with International Paper. This wholly owned subsidiary has no significant assets or liabilities. On January 2, 2007, VCP transferred to LA the assets of the Luiz Antonio mill and related forests. On February 1, 2007, VCP transferred LA to International Paper and received Chamflora (then an International Paper subsidiary) in exchange. Chamflora had contracted an internationally recognized engineering and construction company, Pöyry Engenharia (“Pöyry”), on an Engineering, Procurement and Construction, or EPC, basis to build the Três Lagoas mill as a turn-key project. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. Pöyry will earn a management fee and will bear the construction risks and will be entitled to any surpluses or be responsible for shortfalls based on the funds already paid to Pöyry for the EPC, which had in turn transferred to a commercial bank acting as the Trustee Bank (“Trustee”) the corresponding funds to complete the project. These resources have been and will continue to be disbursed by the Trustee in accordance with the physical construction schedule of the project, which also contemplates the orders with third parties to supply equipment and services being rendered in Três Lagoas to Chamflora. Effective February 1, 2007, and with the completion of the asset exchange, Chamflora’s name was changed to VCP Mato Grosso do Sul Celulose Ltda. (VCP-MS), and is accounting for these EPC disbursements as a “Construction in Progress”. Upon completion of the construction and start-up of the mill, these costs will be transferred to the appropriate fixed assets accounts. Additionally, pursuant to an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction.

In June 2007, we redefined the scope of the pulp project mill in Três Lagoas, state of Mato Grosso do Sul, by increasing the nominal capacity from 1,000,000 tons to 1,300,000 tons per year of bleached eucalyptus pulp with a total estimated cost for the mill of approximately US$ 1.5 billion. The capacity and value of the project were redefined due to three factors: (i) changes in market conditions such as commodities and international price increases, especially for metals; (ii) currency appreciation over the US dollar; and (iii) strong demand for equipment in every sector of the economy. We believe that the resulting capacity increase will result in the achievement of a greater economy of scale from the plant. We believe that the pulp project mill in Três Lagoas, state of Mato Grosso do Sul, has a potential for a future second phase expansion. See “Item 4C -Organizational Structure” and Item 10.C “Additional Material Contracts.”

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

The mill’s start up occurred on March 30, 2009.

2) Joint-venture with Ahlstrom:

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

The specialty papers produced at the Jacareí mill are primarily directed to the labeling applications and flexible packaging markets, in which Ahlstrom will reinforce its worldwide leadership per assets of the joint venture have an annual production capacity of approximately 105,000 tons per year of uncoated wood-free papers, with capacity to convert up to 80,000 tons per year of coated papers. The parties also signed a long-term agreement whereby VCP will supply eucalyptus pulp, utilities and other services to the joint venture operations at the Jacareí mill at competitive prices.

In September 2008, pursuant to a series of options which were part of the agreement with Ahlstrom, we sold to Ahlstrom our remaining 40% equity interest in the joint-venture company for US$ 42 million. See “Item 4C -Organizational Structure” and “Item 10 C Additional Information –Material Contracts.”

3) Strategic Business Agreement (SBA) with Oji Paper:

In August 2007 we announced the execution of a long term SBA with Oji Paper. The agreement will allow us to further our offering of thermal paper technologies in Brazil and the region of Latin America, while allowing Oji to expand its worldwide presence as a market leader in thermal technology. Through the execution of the SBA, we will be able to draw on the technologies of Oji as well as its global subsidiaries including the technology of Kanzaki Specialty Papers, Inc (KSP), Kanzan Spezialpapiere GmbH (Kanzan) and Oji Paper Thailand Ltd. (OPT). Going forward, we will be prepared to meet the growing demands of an expanding market by drawing on the technological process of Oji Paper globally. The SBA agreement coupled with the completion in 2008 of our Piracicaba mill expansion permitted the continuation of enhanced quality products and improved value to our customers. See “Item 10 C - Additional Information-Material Contracts.”

4) Dow Jones Sustainability Index – DJSI World

For the first time, VCP has been included in the Dow Jones Sustainability World Index, out of 13 forestry companies worldwide that were up for consideration for the 2008/2009 index. The index highlights the best corporate sustainability practices around the world.

The DJSI has become an important benchmark for foreign currency fund management companies. These institutions base their investment decisions on the DJSI performance criteria and offer diversified products to their customers, based on shares of companies, committed to sustainability practices through economic, environmental and social performances.

5) Obtaining investment grade ratings and subsequent downgrade:

In November 2006, Fitch Ratings assigned VCP a credit rating of ‘BBB-’ foreign and local currency issuer default ratings (IDRs), an investment grade rating, to the Company. However, on February 2, 2009 Fitch Ratings downgraded our foreign and local currency global scale corporate credit rating to “BB+”, one level below investment-grade. In October, 2008 Standard & Poor’s Ratings Services (S&P) downgraded our foreign and local currency global scale corporate credit rating to “BBB-” from the “BBB” rating obtained in May 2007, still an investment grade rating. In October 2007, Moody’s assigned issuer ratings of Baa3 on its global scale and Aa1.br on its Brazilian national scale to VCP, an investment grade rating category.

If the ratings were to be further downgraded by the rating agencies, our cost of capital would increase. Any downgrade could also negatively affect our business and the availability of future financing. See “Item D – Risk Factors”.

6) Acquisition of additional equity interest in Aracruz

Negotiations began in 2008 and were concluded in early 2009 by which we acquired an additional equity interest in Aracruz and, as a result, increased our interest to approximately 84.09% of Aracruz’s voting capital as of April 29, 2009. See “Item 5.A - Operating and Financial Review and Prospects – Operating Results – Recent Developments”.

7) Conversion of preferred shares into common shares

On May 30, 2009, at an Extraordinary Shareholders Meeting of VCP, the conversion of our preferred shares into common shares at the exchange ratio of 0.91 common shares for one preferred share was approved and, thereafter, subsequently ratified by a majority of the company’s preferred shareholders at a Special Meeting held on the same day. Preferred shareholders who do not wish to their shares to be converted have a 30-day period that ends on July 1, 2009, to inform the company that they, instead of converting their shares, choose to redeem the shares for the respective book value per share. Under Brazilian Corporate Law, our management is entitled to cancel the conversion if, at the discretion of our management, the amount that would have to be paid by us in respect of appraisal rights could jeopardize our financial situation. See “Item 5.A - Operating and Financial Review and Prospects – Operating Results – Recent Developments”.

8) Merger of shares

As part of the corporate reorganization following our acquisition of additional interest in Aracruz, our management and Aracruz’s management intend to call an Extraordinary Shareholder Meeting of each company to vote a business combination under the Brazilian Corporate Law known as a merger of shares (incorporação de ações). Pursuant to the merger of shares, subject to the approval of both companies’ common shareholders, all the issued and outstanding Aracruz shares not held by VCP will be exchanged for VCP common shares (assuming the VCP Conversion, in which VCP converts preferred shares into common shares) at an exchange ratio of 0.1347 VCP common share (assuming the VCP Conversion is consummated) for each and every one of Aracruz common shares (assuming the Aracruz Conversion is approved and consummated). See “Item 5.A - Operating and Financial Review and Prospects – Operating Results – Recent Developments”.

9) Adhesion to Novo Mercado

Within 270 days after the conclusion of the merger of the shares of Aracruz by VCP, VID intends to cause VCP to become a member of the Novo Mercado segment of BOVESPA, modifying its statutes to the Regulations for Listing on the Novo Mercado, unless said membership would result in VCP being required to pay withdrawal rights to shareholders; in that circumstance, the membership would be postponed until such time as withdrawal rights are no longer applicable.

Capital Expenditures

Our capital expenditures disbursements totaled US$ 660 million in 2008, US$ 353 million in 2007, and US$ 248 million in 2006. We expect our capital expenditure to be US$ 435 million in 2009. The increase in capital expenditures from 2007 to 2008 was mainly due to large investments in the increase of nominal capacity of the pulp mill in Três Lagoas (state of Mato Grosso do Sul) and in the new coater off-machine for special papers in Piracicaba (state of São Paulo). We continued investing in a new forest reserve (land acquisition and plantation) in Rio Grande do Sul State, in the south of Brazil, and plantation and additional land acquisition for the pulp project mill in Três Lagoas, acquired by exchange in 2007. These expenditures for land acquisition and forestry plantation not only reduce our dependence on raw materials from third parties, but also assure our supply of raw materials for current or eventual expansion of our pulp mill capacity.

We believe that our participation in Ripasa as a production unit, with 50% of volumes being sold by VCP, the corresponding synergies and our prior investments in our own facilities will allow us to continue to grow and continue to implement our business plan.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2008	2007	2006
	(in US$ millions)

Expansion	391	67	47
Forests (including land purchases)	222	216	116

Improvements/modernization	12	12	33

Other (includes maintenance and information technology)	35	58	52

Sub Total	660	353	248
Fixed assets related to Três Lagoas expansion purchased with proceeds of financial income earned on trust fund deposits (see “Item 4A – Information on VCP – History and Development of VCP)	32	124	-

Total	692	477	248

If we consider our 50% stake in Conpacel, we have an additional capital expenditure of US$ 12.4 million, primarily related to the plantation and forestry maintenance, increasing our total capital expenditure for 2008 to US$ 672 million.

The following table shows the estimated breakdown of planned capital expenditures during 2009, which is expected to be financed by cash generated from operations and by existing cash:

in US$ millions
Expansion projects	328
Forests	85
Other (includes maintenance, information technology and improvements/modernization)	22
Total	435

If we consider our 50% stake in Conpacel, which results in planned expenditures of US$ 28 million, we will have a total capital expenditure in 2009 of US$ 463 million. Planned forestry plantation and maintenance in 2009 will occur principally in São Paulo and Mato Grosso do Sul states. Disbursements for expansion will be principally related to the conclusion of the Três Lagoas mill project.

B.	Business Overview

We are one of the largest pulp and paper products companies in Brazil and among the leading Brazilian producers of wood-free printing and writing papers and specialty papers in terms of net operating revenue and total assets, according to Bracelpa. We produce BEKP, which is a high-quality variety of hardwood pulp. In 2007 and 2008 we sold approximately 80% and 84%, respectively, of our pulp production to third parties, and we use the remainder internally to manufacture a wide range of printing and writing paper products, including coated and uncoated printing and writing papers, thermal papers, carbonless papers and other specialty papers.

Operations

Our total sales volume was 1,611,398 tons in 2006, 1,596,988 tons in 2007 and 1,591,454 in 2008. Our net operating revenues were US$ 1,317 million in 2006, US$ 1,333 million in 2007 and US$ 1,366 million in 2008.

In 2008, 40% of the volume and 53% of total operating revenue were derived from the domestic market compared to 39% and 54%, respectively, in 2007, 37% and 52%, respectively, in 2006. In the pulp market, the domestic market accounted for 24% of the sales volume and 22% of the total operating revenue derived from pulp in 2008. In the paper market, the domestic market accounted for 88% of the sales volume and for 93% of the total operating revenue derived from paper in 2008. The table below sets forth the percentages of our net operating revenues in 2008, 2007 and 2006 that correspond to the domestic and export markets and the breakdown by product of our net revenues.

	2008	2007	2006
Sales by market
Domestic	53%	54%	52%
Export	47%	46%	48%

Sales by product
Market Pulp	56%	49%	39%
Paper	44%	51%	61%

In 2008, we produced 1,263,227 tons of eucalyptus pulp compared to 1,394,370 tons in 2007 and 1,444,480 tons in 2006. In 2008, we sold 1,200,767 tons of this production as market pulp to third-party producers and we used the remainder to manufacture paper products. Our production and related U.S. dollar based exports of pulp also increased during 2007 and 2008. We sold US$ 520 million in 2006, US$ 657 million in 2007 and US$ 1,087 million in 2008. The increase in our market pulp revenues from 2005 to 2008 was mainly due to the debottlenecking of the new pulp line and the divestiture process the company has been through releasing part of the pulp used as integrated to market pulp. See “Item 4A—Information on VCP—History and Development of VCP.”

In 2008, our sales volume of paper products decreased to 390,688 tons from 499,336 tons in 2007. This decrease in sales volume is mainly due to the divestiture process in which the company has begun focusing more on pulp and continuing to shift our paper sales mix toward higher margin products. Uncoated and coated printing and writing paper sales accounted for 54% of our total paper products revenues in 2008 and 64% in 2007. The remainder of our revenues from paper products in 2008 and 2007 were derived from sales of special and chemical (thermal and carbonless) paper, accounting for 46% in 2008 and 36 % in 2007) of paper sales. Our printing and writing papers are used for a variety of business supplies, including notebooks, books, continuous forms, labels, brochures and magazines. Our market share in Brazil in 2008, based on data from Bracelpa, was 19% for coated papers, 12.5% for uncoated cut-size papers and 8% for uncoated offset papers. We sold 12% of our paper sales volume outside of Brazil in 2008 (20% in 2007).

Our Ownership Structure

We are part of the Votorantim group, one of the largest privately held Brazilian groups of companies. The Votorantim group was founded in 1918 by Senator José Ermírio de Moraes and is controlled by the Ermírio de Moraes family. The three core businesses of the Votorantim group are cement, aluminum and pulp and paper. The Votorantim group is also involved in other industries, including metallurgy, financial services, chemicals and agribusiness. The following chart shows our ownership structure and principal subsidiaries as of December 31, 2008. See “Item 4.C.—Organizational Structure” for the total economic structure of VCP and “Item 5.A - Operating and Financial Review and Prospects – Operating Results – Recent Developments” for prospective changes in our ownership structure and principal subsidiaries:

VCP’s immediate parent company is VID, which in turn is ultimately controlled by VPAR, which in turn is controlled by Hejoassu Administração S.A. which is controlled by the Ermírio de Moraes family. As of December 31, 2008, our total shares outstanding were 201,361,416 (105,702,452 voting and 95,658,964 preferred).

As a result of the purchase of an additional equity interest in Aracruz and corporate re-organization of VCP, both of which occurred during the first semester of 2009 our ownership structure and principal subsidiaries as of May 31, 2009 is presented in the following chart:

As of May 31, 2009, our total shares outstanding were 412,155,668 (167.807.715 voting and 244.347.953 preferred). See “Item 5.A – Operating and Financial Review and Prospects – Operating Results – Recent Developments”.

Our Business Strategy

We intend to be one of the leaders in the pulp and paper industry, building on our competitive strengths with the aid of the Votorantim Management System (SGV – Sistema de Gestão Votorantim) in order to create sustainable value to our shareholders. The principal components of our strategy are to:

•	be an important player in the international pulp market, leveraging the structural competitive advantages in Brazil;

•	consolidate our leadership position in the growing regional market for specialty papers;

•	expand our production capacity through both mill expansion and strategic acquisitions, alliances and joint ventures to meet increased demand in both the domestic and export markets;

•	achieve sales of 6 million tons per year of market pulp and maintain a selective presence in key profitable paper markets; and

•	focus on research and development and in genetics development aided by operational efficiency and cost control programs.

Expand our presence in the international pulp market

We intend to take advantage of our competitive strengths to increase our market share in the international pulp market. In 2008 and 2007, we sold approximately 80% of our market pulp tonnage outside of Brazil, compared to 2% in 1996 when we began exporting. Our technology, productivity, sustainability of our forest operations and our use of cloning methods in addition to the high forest yields due to climate and soil conditions in Brazil and the short harvest cycle are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market. The Jacareí expansion, completed in 2005, together with the initial (2001) investment in Aracruz as complemented by the subsequent (2009) acquisition of an additional equity interest in Aracruz (see “Item 5A Operating and Financial Review and Prospects - Operating Results – Recent Developments”) has reinforced, our presence in the international pulp market. The Três Lagoas pulp mill obtained via our asset exchange with International Paper, which began production on March 30, 2009, as supported by continued investment in new forestry bases in the Brazilian states of Rio Grande do Sul and Mato Grosso do Sul, are sources for our future organic growth in the pulp business.

Maintain our leadership position in the growing regional market for coated, thermal and carbonless papers

We are currently a market leader for value-added papers, such as coated papers, in Brazil. We are also one of the main players for uncoated printing and writing paper in Brazil. We expect domestic demand to grow along with the expected growth in the economy of Brazil over the next few years. In order to consolidate our market position, we focus on long-term relationships with our customers by seeking to increase our understanding of our customers and their industries and to tailor our products to their specific needs. Our investment in Conpacel (formerly Ripasa) strengthens our presence in the domestic coated and uncoated market.

Continue to shift our paper sales mix toward higher margin products

We believe that an improved product mix with more value-added products can increase operating margins even if average paper prices do not improve significantly. In addition, these products are subject to less cyclical price variations. Therefore, we seek to increase our production of value-added paper products, such as coated, thermal, carbonless and other specialty papers; our sales of these papers increased to approximately 60% of our net paper sales in 2008, from approximately 33% in 1998. We are producing higher margin products to replace products that Brazilian consumers previously had to import, such as labels for beer and soft drinks.

We have developed our production facilities for thermal and carbonless papers through a licensing arrangement with a leading producer in the area of chemical papers, Oji Paper, which allows us to benefit from Oji Paper’s technology. We expect to continue to benefit from an increase in domestic demand and continue to work closely with our customers to develop new products. We estimate that, since 2003, we have lost approximately 14% of our coated paper domestic market share mainly to imports, which became more competitive as the real appreciated against the U.S. dollar. We now plan to take advantage of the opportunity to recover our market share, due to the depreciation of the real against the U.S. dollar that has occurred during the last five months of 2008.

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

In February 2007, we exchanged our existing Luiz Antonio pulp and paper facility for a pulp mill project in the state of Mato Grosso do Sul, which was mostly funded by International Paper, which was completed and began operating on March 30, 2009. In 2009 we expect to complete the acquisition of an additional equity interest in Aracruz resulting in control via shareholder agreement of that entity and, as a result, operate it in a coordinated manner with our existing facilities. See “Item 5.A Operating and Financial Review and Prospects – Operating Results – Recent Developments” for additional information regarding the acquisition of an equity interest in Aracruz. We continue to acquire land for a new forest base in both the south and western regions of Brazil, preparing fiber supply for future business expansions. Between 1997 and 2008, the average annual rate of paper consumption in Brazil increased by 3.0%, reaching 9.0 million tons in 2008, as estimated by Bracelpa. In recent years, there has been a marked increase in paper consumption in Brazil. We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time. See “Item 3D – Risk Factors - Risks Relating to our Business Combination with Aracruz”.

Our Products

We produce a variety of pulp and paper products. We produce pulp both for sale (market pulp) and for use in our paper production. We sell BEKP to both the Brazilian domestic and export market. We produce coated and uncoated printing and writing paper and other specialty/chemical papers. Within the printing and writing paper category, we produce cut-size, folio-size, and rolled products. The following table sets forth the breakdown by categories of our net operating revenues for the periods indicated:

	Years ended December 31,
	2008	2007	2006
Market Pulp	56%	49%	39%
Paper:
Uncoated (P&W/Cut Size)	14%	19%	31%
Coated	10%	13%	13%
Specialty / Chemical papers	20%	19%	17%

Pulp

Production

The following table sets forth our total hardwood pulp production, total Brazilian hardwood pulp production, and our hardwood pulp production as a percentage of total Brazilian pulp production for the periods indicated:

	Years ended December 31,
	2008	2007	2006

VCP’s production (in tons)	1,404,489	1,394,370	1,444,480
Total Brazilian production (in tons)	12,850,000	11,997,000	11,180,000
VCP’s production as percentage of total Brazilian production	11.0%	11.6%	12.9%

Sources: Bracelpa and VCP. Figures for Brazilian production of 2007 and 2006 as reported in previous annual reports of the company have been changed due to updated reports released by Bracelpa.

In 2008, we sold 1,200,768 tons of bleached pulp as market pulp to third parties in the domestic market and outside of Brazil. We had a 29% share of the Brazilian domestic market for bleached hardwood pulp according to Bracelpa’s figures released in December 2008. In 2008, approximately 76% of our market pulp sales volume was to customers located outside of Brazil. The following table sets forth our sales volume of pulp to the export market by geographic region for the periods indicated:

	Year ended December 31,
	2008		2007		2006
	Tons	% of Total	Tons	% of Total	Tons	% of Total
Europe	543,745	59.6%	557,610	64.1%	508,489	61.1%
North America	85,910	9.4%	81,038	9.3%	77,075	9.3%
Latin America	2,231	0.2%	1,685	0.2%	-	-
Asia/Middle East/Oceania/Africa	279,626	30.8%	229,563	26.4%	246,618	29.6%
Total Exports	911,511	100.0%	869,897	100.0%	832,182	100.0%

In 2008 Santher remained our largest domestic customer of pulp, followed by Ahlstrom and IBEMA. SCA, SAPPI, UPM-Kymmene & Georgia Pacific were our largest customers of exported pulp.

Demand for our pulp has generally exceeded our production capacity even during cyclical downturns of the pulp industry, and, according to the most recent study issued by Hawkins Wright, an independent international consulting firm, in December 2008, the projected average demand growth in the world for BEKP, is 5.47% per year from 2007 to 2012, while the total demand for white pulp is projected to grow 0.7% in the period.

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

Paper

Our paper products can be divided into three major categories:

•	uncoated printing and writing papers;

•	coated printing and writing papers; and

•	carbonless and thermal and papers.

The production and sale of uncoated printing and writing papers is our major line of paper business, accounting for approximately 48% of our total net paper sales and 94% of our paper exports in 2008. The following table provides a brief description of our principal paper products and lists the facilities where they are produced:

Product	Description	Facility
Coated printing and writing paper	Coated woodfree paper used for promotional materials, folders, internal sheets and cover of magazines, books, tabloids, inserts and mailing.	Piracicaba Americana

Uncoated printing and writing paper	Uncoated woodfree paper in reels, sheets and cut-size designed for maximum performance in photocopying machines and laser and inkjet printers, and alkaline offset paper.	Americana

Carbonless paper	Used to produce multi-copy forms for credit card receipts, invoices and other applications in place of traditional carbon paper.	Piracicaba

Thermal paper	Traditionally used in fax machines; new applications include supermarket receipts, bar code labels, toll tickets, water and gas bills and receipts for ATMs and credit card machines.	Piracicaba

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

The following table sets forth our paper production, total Brazilian paper production, and our total paper production as a percentage of total Brazilian production for the periods indicated:

	Year ended December 31,
	2008	2007	2006

VCP’s production* (in tons)	316,684	423,568	611,044
Total Brazilian paper and paperboard production (in tons)	9,154,000	9,010,000	8,724,631
VCP’s production as percentage of total Brazilian production	3.4%	4.7%	7.0%

Sources: Bracelpa and VCP.
(*)   Considers total production paper and coater machines, excluding base paper production for coated paper.

Printing and Writing Paper. According to Bracelpa, in 2008, we were Brazil’s fourth largest producer of uncoated offset paper, third largest producer of uncoated cut-size paper and second largest producer of coated paper. During 2008 we produced 251,358 tons of printing and writing paper consisting of 155,216 tons of uncoated and 96,142 tons of coated paper. Our coated paper is used for a variety of purposes, including labels, inserts, brochures and magazine covers. Uses for our uncoated paper include notebooks, books and continuous forms. We produce coated and uncoated paper in reels and sheets and in cut-size paper. We currently have estimated domestic market shares of 19%, 8% and 12% in the coated, uncoated (offset) and cut-size printing and writing markets, respectively.

The following table sets forth our printing and writing paper production, total Brazilian printing and writing paper production and our production as a percentage of Brazilian production of such products for the periods indicated:

	Year ended December 31,
	2008	2007	2006

VCP’s production* (in tons)	251,358	348,065	525,476
Uncoated paper (in tons)	155,216	202,115	382,436
Coated paper (in tons)	96,142	145,950	143,040
Total Brazilian production (in tons)	2.504,000	2,538,833	2,512,956
VCP’s percentage of Brazilian production	10%	13.7%	20.7%

Sources: Bracelpa and VCP.
(*)   Considers total production paper and coater machines excluding base paper production for coated paper.

Carbonless and Thermal Papers. In 2008, we produced 65,326 tons of carbonless and thermal paper at our Piracicaba production facility. We produce carbonless and thermal paper in reels and sheets for use as facsimile and medical paper as well as supermarket receipts, banking and commercial automation paper, bar code paper, toll tickets and commercial invoices.

In addition, we have a technology transfer agreement with Oji Paper pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal paper. The agreement also grants us an exclusive, non-assignable license to manufacture and sell certain thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East. This existing agreement was enhanced by the execution, in August 2007, of a long-term SBA with Oji Paper. The agreement will allow us to further expand the offering of thermal paper technologies in Brazil and the Latin America region, thereby allowing Oji to expand its worldwide presence as a market leader in thermal technology. Through the execution of the SBA, we will be able to draw on the technologies of Oji as well as their global subsidiaries including the technology of KSP, Kanzan and OPT. Going forward, we will be prepared to meet the growing demands of an expanding market by drawing on the technological process of Oji Paper globally. The SBA agreement coupled with the expansion of our Piracicaba mill will permit the continuation of enhanced quality and improved value to our customers.

Other Specialty Papers. Prior to the sale of Mogi das Cruzes mill in May 2007 we were one of the largest producers of specialty papers in Latin America. With the sale of this facility we have exited this line of paper business as part of our strategy of shifting our paper sales mix to higher margin products.

The following table sets forth our carbonless, thermal and other specialty paper production.

	Year ended December 31,
	2008	2007	2006

VCP’s carbonless and thermal paper production* (in tons)	65,326	67,148	62,466
VCP’s other specialty paper production* (in tons)	-	8,355	23,102
Total* (in tons)	65,326	75,503	85,568

Sources: VCP.
(*)   Includes total paper production and paper processed by our coater machines, excluding base paper production for coated paper.

Sales

We sell our paper products in all major world markets. The following table sets forth our sales volume of paper to the export market by geographic region for the periods indicated:

	2008		2007		2006
	Tons	% of total	Tons	% of total	Tons	% of total
North America	11,644	25.9%	20,774	21.3%	59,822	31.8%
Latin America(1)	26,615	59.2%	57,883	59.4%	51,531	27.4%
Europe	6,699	14.9%	15,648	16.0%	62,536	33.3%
Middle East/Asia/Africa/Other	-	-	3,194	3.3%	14,150	7.5%
Total Exports	44,958	100.0%	97,499	100.0%	188,039	100.0%

(1)	Excluding Brazil.

The following table sets forth our domestic sales of specialty, carbonless and thermal paper, Brazilian specialty, carbonless and thermal paper sales, and our sales as a percentage of Brazilian sales for such products for the periods indicated:

	Year ended December 31,
	2008	2007	2006
VCP’s carbonless and thermal paper sales (in tons)	73,308	66,353	64,186
VCP’s other specialty paper sales(1) (in tons)	56,104	48,054	45,976
Total (in tons)	129,412	114,407	110,162

(1)  Includes sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill (divested in May 2007).
Source: VCP

Printing and writing paper represents the largest category of paper exports from Brazil. In 2007 and 2008, we exported 96,424 tons and 43,251 tons, respectively, of printing and writing paper, which primarily consisted of uncoated paper.

The following table sets forth our exports and domestic sales of coated and uncoated papers for the periods indicated:

	Year ended December 31,
	2008	2007	2006
VCP’s exports (in tons)	44,505	96,424	187,644
Brazilian exports (in tons)	848,913	855,165	800,297
VCP’s percentage of Brazilian exports	5.0%	11.3%	23.4%
VCP’s domestic sales (in tons)	219,465	286,288	371,393
Brazilian market (in tons)	1,662,911	1,599,251	1,616,800
VCP’s percentage of Brazilian market	13.0%	18.0%	23.0%

Sources: Bracelpa and VCP.

The customer base for our paper products is diversified. None of our customers individually accounted for more than 10% of our domestic or international sales as of December 31, 2008. In 2007 one customer accounted for 19% of our total trade accounts receivables.

We have a commercial agreement with Ahlstrom, which acts as a commercial representative, and we will sell printing, writing and coated paper produced by Ahlstrom. This agreement ends at September 2010.

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

The following table presents a comparison of the forest area required to produce the quantity of wood necessary to operate a 100,000 ADTB/year (equivalent of 1 million tons per year) pulp mill in Brazil to those of other principal pulp producing areas and further illustrates this competitive advantage:

Country	Area - ha
Brazil	100,000
Iberian Peninsula	300,000
Scandinavia	720,000
Source: Pöyry Engineering

Energy and chemicals

We use several sources to generate thermal and electrical energy for the pulp and paper production process, including biomass derived from wood debarking, chip screening rejects, fuel oil, natural gas and black liquor. By producing electricity internally, we realize substantial savings compared to purchasing electrical energy in the open market. In 2008, we generated approximately 82.6% (82.3% in 2007) of our energy requirements for the pulp and paper production process internally, of which 85.3% was from renewable fuels, such as biomass and black liquor, and 14.7% was from non-renewable fuels, such as fossil fuels (oil and gas). The separate Conpacel facility generated approximately 45% (40% in 2007) of its energy requirements for the pulp and paper production process internally, of which 84% was from renewable fuels, such as biomass and black liquor, and 16% was from non-renewable fuels, such as fossil fuels (oil and gas). Recovery boilers recycle substantially all of the chemicals used in the pulp production process. We believe that our sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

In 2008 we purchased approximately 17.4% (17.7% in 2007) of our energy requirements from concessionaires, including CPFL—Companhia Paulista de Força e Luz (for the Piracicaba facility), Bandeirante (for the Jacareí facility) and Eletropaulo (for our headquarters), as well as from fuel oil and natural gas suppliers. The separate Conpacel facility purchased approximately 55% (60% in 2007) of its energy requirements from concessionaires, including Duke Energy and Elektro, as well as from fuel oil and natural gas suppliers. In 2007, we began operating a new combined cycle gas turbine and heat recovery boiler in the Jacareí mill, and, consequently, reduced the global percentage of our purchased electrical energy from 34% to 17%. The new gas turbine system improved our already low dependence on external supplies of energy.

The pulp production process traditionally involved the use of elementary chlorine. In recent years, demand for pulp that is bleached with little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water. This pulp, known as elementary chlorine-free pulp, or ECF, is produced without using elementary chlorine in its bleaching process. It uses chlorine dioxide instead. As a result, we only produce ECF pulp. Our bleaching sequences are based mostly on oxygen compounds, such as oxygen, ozone and hydrogen peroxide, which are more environmentally friendly. In addition, we have developed a bleaching process referred to as Votorantim chlorine free, or VCF pulp, which utilizes a smaller amount of chlorine dioxide than the ECF process. The separate Conpacel facility has a similar production process. In 2008, 100% of our pulp was produced without the use of elementary chlorine.

At December 31, 2008, we had long-term “take-or-pay” contracts with suppliers of chemical products for periods from 1 to 10 years. Our contractual obligations in connection with such contracts are US$ 64 million per year. Additionally, we have long-term “take-or-pay” contracts with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is US$ 65 million per year. See Note 15(d) to our audited consolidated financial statements.

Water

Water, while not a significant cost component of our raw materials, is essential to the production of pulp and paper. We currently require about 23.4 cubic meters to produce one metric ton of pulp or paper (26 cubic meters in 2007), one of the lowest usage rates within the pulp and paper industry, and are continuously introducing new technology and implementing improvements in our industrial processes and methods to further decrease these usage rates. The separate Conpacel facility currently requires 24.4 cubic meters of water per ton of pulp and paper (23.8 cubic meters per ton of pulp and paper in 2007). These new technologies and processes also permit us to remain in strict compliance with the environmental regulations under which we operate.

We believe that our water supplies are currently adequate. The water we use is obtained from either the Paraiba do Sul and Piracicaba river systems, which are adjacent to our mills, and each river system is within a separate hydrological river basin; thereby reducing the overall risk of unavailability of water due to adverse atmospheric or hydrological conditions. The Brazilian government imposes tariffs on the industrial usage of river water. These tariffs, imposed since 2003 and 2006 in the Paraiba do Sul and Piracicaba river systems, respectively, have not had a significant impact on our costs.

Eco-efficiency

Our papers now emphasize eco-efficiency throughout the production process, including packaging containing the seal of approval emblem of the Forest Stewardship Council (FSC), highlighting the care shown regarding environmental preservation in each product sold. At the beginning of 2007, we introduced the new Copimax paper packaging highlighting the fully self-sustainable nature of its production. The brand furthermore showed its pioneering quality in the Brazilian market for printer and copier papers: it was the first to receive the Forest Stewardship Council (FSC) seal of approval, a worldwide recognition of products deriving from responsible forestry management and manufacturing policies. Other elements of our eco-efficiency production factors include:

•	Sustainably managed forests in the state of São Paulo, awarded FSC certification;

•	Low consumption of water to produce pulp: 23-24 cubic meters per ton produced;

•	Reutilization of 85% of the water in the production process;

•	84% of energy comes from renewable sources, such as biomass;

•	Reduction of the emission of greenhouse gases through control of atmospheric emissions, and the priority use of railroads and waterways for the transportation of raw materials and finished products;

•	100% of the industrial residues are treated through the 3R concept (reduce, reutilize, recycle);

•	First Brazilian company in the sector to sign the U.N.’s international Cleaner Production Declaration; and

•	Socio-environmental programs that encourage the development of partners in communities.

Transportation

For wood transportation we use trucks and the railroads, while the separate Conpacel facility uses only trucks. The trucks are owned and operated by independent contractors to transport wood from our forests to our production facilities. The train is operated by a private railway concession and also transports wood from our forests to a dedicated wood train terminal in the Jacareí Mill. Our forests are located an average distance of 357 kilometers from our pulp mills. We also use trucks owned and operated by third parties to transport finished pulp and paper products from our facilities to our customers in Brazil and other regions in Latin America. To the port of Santos, from which we handle 100% of our exportation of products, we transport our products by train. Santos is located on the coast of the state of São Paulo, approximately 150 kilometers from the Jacareí mill.

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

In December 2002, we signed a contract with MRS Logística S.A., or MRS, a private railway concession, permitting the construction of a railway spur-line connecting the Jacareí plant to MRS’s main railroad line, and thereby enabling us to transport pulp by rail from the mill to the port of Santos. In March 2005, we signed another contract with MRS to transport wood to our Jacareí mill and also approved an investment to construct a railway terminal to receive this wood in the Jacareí plant. The new wood terminal has been operational since October 2005 and has resulted in a significant reduction in VCP’s wood transportation costs. As part of our agreement with MRS in 2002, MRS was responsible for the reconstruction of the 27-kilometer railway spur-line and the investment in dedicated railway wagons, while we were responsible for the construction of terminals inside the Jacareí plant and at the port of Santos. Total investment was approximately US$ 9.4 million and we were responsible for 50% of such costs, which amounts have been disbursed. The pulp transportation agreement also requires the transportation of a minimum tonnage, equivalent to US$ 7.4 million per year, over a ten-year period. For the wood transportation agreement, the minimum tonnage requirement is equivalent to US$ 1.3 million per year, starting in 2006. In 2008, we shipped 765,000 tons of pulp and over 112,000 tons of wood through MRS and paid approximately US$ 12.1 million to MRS.

In 2007 we conducted a bidding process for the outsourcing of integrated logistics for the plants of Jacareí, Piracicaba, Ripasa and Três Lagoas for four years. This contract was awarded to Abrange Logística, a logistics operator that has reduced our costs by capturing economies of scale and synergies. Abrange Logística was contracted to handle all the operational logistical activities for these plants, from receiving the raw material to delivering the product to the final customer. This has resulted in lower costs, gains of scale, lower investment in infrastructure and greater specialization in providing services to clients.

Further to this new logistics outsourcing contract, VCP established in 2008 a strategically located Distribution Center (DC) accessible by two major road systems (Anhanguera and D. Pedro) in Campinas, São Paulo. This DC is specialized in handling and storage of paper in reels and pallets. The total covered storage area is 15,000 square meters which provides a storage capacity of approximately 21,000 metric tons of paper. VCP’s Piracicaba and Conpacel paper mills now transfer the majority of their production to this DC where the products are stored and efficiently distributed with a lesser average transit time.

Another logistical advantage is derived from KSR, our paper distribution unit which is the leader in the sector in Brazil. KSR plays a strategic role by reaching all regions of Brazil and servicing clients in areas such as printing, editorial, stationery, copying, small business, converters (forms, notebooks), newspaper and public bodies. KSR has 19 affiliates and an automated storage system which results in fast service, supported by a specialist fleet which can make deliveries throughout Brazil.

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

In October 2008, VCP-MS and Gear Bulk Terminals signed a 10 year rental and services agreement via which VCP-MS has rented Gear Bulk’s Terminal 31 facilities in Santos and it will provide storage and terminal handling services. The terminal site will be totally refurbished by Gear Bulk’s estimated investments of US$ 8 million. Upon completion of the refurbishment in April 2009, the terminal will have the capacity to store up to 55,000 metric tons of pulp, utilizing modern equipment including six gantry cranes installed at the terminal’s roof, and will be able to receive unit trains at any hour.

During 2008, VCP modified its offshore logistical structure based upon a reassessment of its distribution channels in Europe, the United States and Asia. The principal changes were a reduction in the number of ports and logistic service suppliers (ship owners and terminal operators) from 14 to 10 and from 13 to 7, respectively. These modifications will ensure that VCP maintains its stable cost structure and competitive position.

Marketing and distribution

We sell our pulp and paper products in both the domestic and export markets. In 2007 and 2008, approximately 76% and 80%, respectively, of our total sales volume of market pulp and 13% and 20%, respectively of our total sales volume of paper products was sold outside of Brazil. Our internal sales staff consists of 48 employees operating throughout Brazil. We also have 255 employees assigned to KSR—our paper distributor— and 80 independent sales agents. Abroad, our sales staff consists of 11 employees, operating throughout North America, Europe and Asia.

Through KSR and our internal sales staff, we focus on developing close, long-term customer relationships by meeting the customer’s specific requirements. We constantly seek to increase our understanding of our customers and their industries and to tailor our products to their specific needs. See “Item 5—Operating and Financial Review and Prospects—Research and development, patents and licenses, etc.” for a detailed description of our technology upgrades in the area of customer relationships

Pulp

Our internal sales staff handles substantially all of our domestic market pulp sales. We sell pulp to other Brazilian paper producers, including Fábrica de Papel Santa Therezinha S.A. (a company specialized in the production of tissue and special paper), Arjo Wiggins Ltda. (the largest producer of security and fine papers) and the former Ahlstrom facility within the Jacareí mill (a joint venture with Ahlstrom from September 2007 until VCP’s minority interest was acquired by Ahlstrom in August 2008). In addition, due to the expansion of the Jacareí facility completed in 2005, we sell significant quantities of market pulp abroad. In order to distribute and market this additional market pulp, we operate our own terminal at the port of Santos. The delivery of pulp is done through proper equipment and logistics, providing high productivity in all stages of the process.

Currently, our pulp and paper products are distributed overseas through our wholly owned subsidiary: VCP Overseas Holding Kft branch office, located in Zug, Switzerland, which is responsible for all export and sales transactions.

In 2007, we opened our Representative Office in China, located in Shanghai to develop a closer relationship with our clients in Asia and to pursue new profitable supply agreements for our company’s future expansions.  Our North American client liaison and new business development activities are conducted from our Baltimore office.  Independent sales agents are used in some of the markets currently deemed to be non-strategic.

Paper

In 2008, approximately 88% of paper sales volume and 93% of our net revenues derived from paper came from the domestic market, compared to 80% and 87%, respectively, in 2007.  We sell 15% of our paper products through KSR.  Domestically, KSR’s distribution network consists of 34 branches, which are strategically located with warehouses used for storage purposes, and a workforce composed of 99 independent sales agents.  In 2008, KSR was the segment leader in paper distribution in Brazil, with a market share of approximately 22% of the total sales in this market.  Through KSR, we sell our paper products to approximately 16,200 customers, including small printers, stationery stores and industrial companies throughout Brazil, as well as the Brazilian government.  KSR also sells the products of other paper companies in areas where they do not compete with us, in both the export and domestic markets.  As a result, we are able to offer a wide range of complementary products, with prompt delivery.  In 2008, through KSR we had net revenues of US$ 162 million, representing 29% (US$ 151 million and 22%, respectively, in 2007) of our total consolidated paper sales in the domestic market.

Vendor Program

Sales of our products to our domestic customers are for cash, credit or through a program called the vendor program.  For purposes of this annual report, we have referred to our credit sales as the “non-vendor program.”

The vendor program, available to only some of our customers, is a means by which the bank essentially finances our customers’ purchases.  Under this program, the customer agrees to pay the bank at a later date and the bank in turn pays us on behalf of the customer for the purchase price of the product upon its delivery to the customer.  We, as the vendor, act as a guarantor under the program of the value of the sale plus the interest on the funds charged to the customer.  As a result, the customer can take advantage of lower interest costs that arise as a result of the bank looking to us, and not our individual customers, as the primary support for the credit risk.  In addition to the lower interest cost, the customer obtains additional benefits in the form of lower value-added taxes since the interest charged by the bank to the customer is not subject to these taxes that would otherwise have accrued had we incorporated the finance charges into the sales value and billed the amount directly to our customer.  The terms of sale under the vendor program depend on the customer’s credit rating, which is based on our own internal credit review, and typically are for 150 to 160 days; although in the case of a few selected customers may be up to either 180 or 240 days.  We estimate that during each of the years 2006, 2007 and 2008 an average of approximately 8% of our total regular domestic customers obtained our guarantee for our sales of product to them and these sales represented 22%, 23% and 31%, respectively of our total domestic sales value.  The amount of the guarantee outstanding was US$ 120 million, US$ 127 million and US$ 112 million at December 31, 2006, 2007 and 2008, respectively.

This guarantee does not expose the Company to any greater risk or net obligation than a credit sale.  We retain the same risk of loss on customer accounts under the vendor program that we do under our own non-vendor program sales, and we mitigate this risk by the continuous evaluation of both vendor and non-vendor receivables for collectability.  In the case of a non-vendor credit sale, revenue is recorded on shipment, and a receivable is created.  If the credit sales customer does not pay the receivable, then the Company would establish a doubtful accounts allowance if it considered loss to be probable.  In a vendor financed sale, the Company records revenue also on shipment and receives full payment from the bank.  If the customer does not pay the bank within the specified time period, the Company must satisfy its guarantee with the bank.  The Company would, at that time, charge the obligation to selling expenses if it considered the loss to be probable.  The Company would then look to the customer for payment on the sale.  At this point, after satisfying the guarantee to the bank, the Company is in the same position as if it had made a credit sale; the customer owes the Company for the value of the sale.  If the customer does not pay, the Company loses the value of the sale which had been recorded as a bad debt expense.  The Company’s losses from guarantees, net of amounts recovered from our customers, has historically been negligible.

 Annually, the Company considers the provisions of FIN 45 and Emerging Issues Task Force (“EITF”) 00-21 “Revenue Arrangements with Multiple Deliverables” in accounting for the guarantee income from vendor program.  Guarantee income from these arrangements is not significant and although EITF 00-21 was considered in the determination of how to account for possible multiple deliverables, we finally the income from such guarantees considered not to be material.  The Company recognizes revenue for each of the elements of the sale when the customer takes delivery.

 We consider the vendor program to be an important component of our sales and marketing efforts and believe that the favorable credit terms we are able to offer our customers give us an additional competitive advantage.

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

According to preliminary information released by Hawkins Wright (an “Outlook for Market Pulp”) at December, 2008, world market pulp capacity should reach 57.0 million tons out of which 41% is bleached softwood kraft, 47% is hardwood and the remaining percentage other pulp grades.  During 2008, the world’s net capacity of bleached kraft pulp increased by 2.66 million tons (3.56 million tons additions and 905,000 tons capacity closures).

Based on 2008 preliminary figures from Bracelpa on net revenues of Brazilian pulp and/or paper producers, we were the second largest Brazilian producer, behind Aracruz.  In the domestic market, with respect to market pulp, we had the largest Brazilian market share in terms of volume, with 29%.

According to Bracelpa, with respect to writing and printing uncoated paper, we were the fourth largest Brazilian producer in 2008 in terms of volume, producing more than Aracruz, but less than International Paper, Santa Maria and Suzano.  In addition, in 2008, we were the leader in Brazil in the production of certain carbonless and thermal paper.  Our main competitors in carbonless and thermal paper are located outside Brazil.  We were the second largest Brazilian producer in 2008 in coated paper in terms of volume, producing less than Suzano with a 19% market share.

During the period of 2006 to 2008 our main domestic competitors announced/concluded the following major changes in the pulp production capacity:

2006:  No significant events.

2007:

International Paper: began construction of a 200,000 ton capacity across-the-fence integrated paper machine project for printing and writing paper adjacent to VCP’s Horizonte pulp mill project in Três Lagoas, Mato Grosso.

Suzano: Start-up begins in September of its second pulp line with capacity of 1 million tons at its Mucuri, Bahia pulp mill.

2008:

Aracruz: In May it announced its intent, subject to subsequent approval by its Board of Directors, to (a) together with its partner Stora Enso, expand the production capacity of the Veracel mill, located in the state of Bahia, by the construction of a second pulp line with an annual capacity of 1.4 million tons, which would begin production by the beginning of 2012; and (b) build three river terminals for the transport of wood and a private maritime port terminal as part of  its future expansion of the production capacity of its Guaíba, Rio Grande do Sul, pulp mill. In July it announced its intent, subject to subsequent approval by its Board of Directors, to build the first of up to three pulp mills, each with a capacity of 1.4 million tons, in the Governador Valadares region of the state of Minas Gerais together with the acquisition of land for the implementation of a forestry base.  Construction of the first mill would begin in 2013 with expected start-up of operations in 2015.  In August it announced the approval of its Board of Directors of its plans to expand the Guaíba mill with the addition of a second pulp line with an initial capacity of 1.3 million tons; construction had been expected to commence in the second semester of 2008.

In October 17, 2008, Aracruz announced that it has suspended the construction activities of the Guaíba facility and the further studies of the implementation of the other aforementioned projects due to (a) overall market conditions and (b) its internal financial considerations.

International Paper: Continued construction of its aforementioned integrated paper mill project. Start-up occurred in the first quarter of 2009.

Suzano: Completed the start-up phase of the aforementioned second pulp line at its Mucuri mill.  In July, announced its intent, subject to the future approval by its Board of Directors, to (a) expand the production capacity of its existing two pulp lines at its Mucuri, Bahia facility by 400,000 tons with conclusion expected during the second semester of 2011; and (b) develop a forestry base in partnership with Vale do Rio Doce,  Brazil’s largest natural resource company, in the state of Pará, that together with Suzano’s own plantations and those of other producers could supply wood to a 1.3 million ton capacity pulp mill project  that would be built in the state of Maranhão and with start-up in 2013; and (c) build a second pulp unit with a capacity of 1.3 million tons in the state of Piauí with start-up in 2014; and (d) build a third pulp line with a 1.3 million ton capacity adjacent to one of the units in Maranhão or Piauí, or in another location, with start-up in 2015.

On October 17, 2008, Suzano announced that it had suspended until further notice the implementation of all of the aforementioned projects due to overall market conditions.

In June 2009 Suzano informed the market that, projects (b) and (c) above continue as part of their current plans.

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

By the end of 2008, the timberland area under our control, in states of São Paulo, Rio Grande do Sul and Mato Grosso do Sul was about 547,000 hectares, of which 38% are mainly preserved as conservation areas with native vegetation.  If we consider approximately 52,000 hectares associated with our 50% stake in Conpacel, we control more than 600,000 hectares.  For conservation areas, environmental planning may recommend the plantation or recovery (recovery by means of natural regeneration) of native vegetation.  In partnership with various universities, we conduct research and monitor the fauna and flora of the sites.

These timberlands are distributed as follows within Brazil:

	Total area (hectares)	Percentage of total area preserved as native forests and/or for environmental recovery
São Paulo	184,113	37%
Mato Grosso do Sul	237,891	29%
Rio Grande do Sul	124,542	49%
TOTAL	546,546

Our policy for quality of the environment, health and safety, based on the following principles:

•	to fulfill the needs and expectations of investors, customers, suppliers, professionals, communities and other parties involved in our business;

•	to operate responsibly and in compliance with laws, regulations and corporate commitments;

•	to ensure the integrity, qualification and career development of our employees; and

•	to provide continuous improvement in management systems and processes, including the prevention and reduction of wastes, accidents and adverse impacts on the environment.

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

The forestry operation in São Paulo is also certified as Well Managed Forest Plantation by the Forest Stewardship Council- FSC since September 2005 (Capão Bonito Region) and since December 2006 (Paraiba Valley Region).

 Brazilian environmental regulation and investments

The federal constitution assigns to the federal government, the states, the federal district and the municipalities the responsibility for environmental protection and preservation of the Brazilian fauna and flora.  However, the authority to enact laws and issue regulations with respect to environmental protection is granted jointly to the legislative branches of the federal government, the states and the federal district.  The municipalities may only issue regulations with respect to matters of local interest or to supplement federal and state laws.  The state agency for pollution control in the state of São Paulo is CETESB - Companhia de Tecnologia de Saneamento Ambiental, or CETESB.  Pursuant to the pollution control laws of the state of São Paulo, as enforced by CETESB, the installation, construction or expansion, as well as the operation, of industrial equipment likely to cause pollution must be licensed by CETESB.

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

We have expended more financial resources to modernize our equipment, processes and environmental quality gains.  In addition, we invested in environmental education, communities’ sewage treatment system and other projects.  Our investments amounted to US$ 24.6 million in 2008, US$ 17.6 million in 2007, and US$ 15.7 million in 2006.

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

We have received a number of administrative warnings in the past five years for isolated violations of the maximum levels for emissions or effluents, including odors.  The largest payment we have made individually was related to a solid residue release that occurred on September 10, 2005, when an industrial embankment burst at the Jacareí unit and non-dangerous residues (class 2A) covered part of a road and a stream, causing reversible damage to the environment.  VCP took all necessary measures to reduce the damage to the environment and community.  We acted in a transparent manner by immediately notifying CETESB and other government agencies of the incident, as well as issuing a press release.  We developed a project to recover the industrial embankment and to reduce the damage to the environment, representing an investment cost of approximately US$ 9 million, of which US$ 3 million were disbursed in 2005 and US$ 6 million in 2006.  In 2007, an additional US$ 2 million out of US$ 4 million was disbursed.  In view of continuing to invest in environmental projects, we also have a project to provide alternatives to treat solid waste disposals.  We expect a total investment cost of US$ 11.6 million, of which US$ 4.5 million was disbursed in 2007 and US$ 7.1 million was disbursed in 2008.  This project will be divided into four phases:  composting, which will involve two phases, lake cleaning and extension of the industrial embankment.

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

With respect to the co-processing activities at our Piracicaba and Jacareí facilities, we use industrial residue as the raw material to manufacture bricks.  Currently, both facilities’ solid waste residue is being recycled and used in ceramic factories located in each city.  We have been using these selective waste collections and recycling systems at the Jacareí facility since 2001 and the Piracicaba since 2002.  Our separate Conpacel facility uses similar programs and, in addition, a composting system in which solid wastes are transformed into organic material for use in our forests.

The remainder of solid waste is either sold to third parties for use in their production processes or disposed of in sanitary landfills.  The small amount of hazardous waste generated at our facilities is collected, treated and disposed of in accordance with the requirements of Brazilian law.

  Atmospheric emissions

As a byproduct of production, certain odoriferous compounds and particulate emissions are released into the atmosphere.  In order to control these emissions, the sources of these emissions are fitted with control equipment such as electrostatic precipitators, multi-cyclones and gas scrubbers, which minimize or remove certain particles and compounds from the emissions.  In order to control odor emissions, our Jacareí mill uses an efficient system for collection and incineration of odoriferous, diluted and concentrated gases and is outfitted with an alternative gas scrubber removal system to be used when incineration is not possible.  In addition, the auxiliary boilers, which previously burned fuel oil, were adapted to burn natural gas in 2001.  The expansion of the Jacareí facility included similar equipment and processes to control emissions.

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

 Forestry Certification System

In October 2002, VCP received ISO 9001/2000 and ISO 14001 certifications for forests located in Capão Bonito and Jacareí regions.  The forestry areas controlled by VCP, which supply pulpwood to Jacareí pulp mill, are also certified by FSC (Forest Stewardship Council).  The Capão Bonito region was certified in September 2005 and Vale do Paraíba regions were certified in December 2006.  VCP will reach approximately 70% to 80% of certified pulpwood production for the Jacareí mill.  The separate Conpacel facility has also received ISO 9001/2000 and ISO 14001 certifications, and the related FSC certification.

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

Pursuant to the Brazilian Forestry Code (Law No. 4,771 of September 15, 1965), we set aside a portion of our forests for preservation, conservation and environmental recovery.  These areas consist of either native forests or riparian buffer zones, or are maintained to satisfy specific ecological interests.  We also invest in environmental studies, together with domestic and international universities, research centers and renowned consultants, in order to improve the environmental conditions of our plantations, and ensure that we protect the native fauna in the areas in which we operate.  We created a program designed to protect and preserve the fauna of areas with distinctive environmental aspects and implemented it in all forest areas.

Insurance

We maintain insurance policies for our mills against fire, lightning and explosion by any cause up to US$ 128 million; as for the basic coverage and additional coverages, Electrical Damages up to US$ 1.5 million, Windstorm (extended coverage) up to US$ 4.3 million, Machinery Breakdown up to US$ 4.3 million and Business Interruption up to US$ 233 million.  We renewed this insurance on December 1, 2008.  We do not maintain insurance against fire, disease and other risks to our forests.  We have taken various steps to prevent fires from occurring at our forests, including the maintenance of fire observation towers, a fleet of fire engines and teams of fire-fighting personnel, which we believe are safe and cost-effective methods of fire prevention.  In each of the past three years, forest fires have not resulted in material damages to our total planted area.  Given the natural protection afforded by the dispersion of our forests, we do not believe that insuring our forests would be cost-effective.  We do not make provisions for risks of loss from fire and other casualties, all losses and damages that occur are charged to expense when incurred.  We have not suffered a material loss from either fire or disease in the forests that we harvest.

Overview of the Pulp and Paper Industry

 Pulp Industry Overview

Wood pulp is the principal ingredient in the manufacture of woodpulp-containing paper.  Pulp is classified according to (a) the type of wood or fiber from which it is made, (b) the manner in which the wood or fiber is processed, and (c) whether it is bleached.

There are two types of wood pulp that can be produced.  Hardwood pulp is produced using hardwood trees, such as eucalyptus, aspen, birch and acacia.  Pulp made from hardwood, such as eucalyptus, has short fibers and is generally better suited to manufacturing coated and uncoated printing and writing papers, tissue and coated packaging boards.  Chemically pulped short fibers are the best type for the manufacture of wood-free paper with good printability, smoothness, brightness and uniformity.  Softwood pulp is produced using softwood trees, such as pines and fir.  Pulp made from softwoods has long fibers and is generally used in manufacturing papers that require durability and strength, such as kraftliner, and those requiring high opacity, such as newsprint and directory papers.  We produce only hardwood pulp from planted eucalyptus trees.

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

Bleached pulp is used for a variety of purposes, including printing and writing papers, specialty papers and tissue.  Unbleached pulp is brown in color and is used in the production of wrapping paper, corrugated containers and other paper and cardboard materials.  Many companies, including us, are using the ECF method in their production of bleached pulp.  ECF is a bleaching process that does not utilize elemental chlorine.  This process has been developed in part to eliminate any possible carcinogenic effects attributed to the dioxins that are produced during the bleaching process and released in the water.

As a result of the variety of wood types and processes used to produce pulp, the pulp market has become increasingly specialized in terms of technical characteristics.  Hardwood and, particularly, eucalyptus pulp, exhibit many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity, grade and printability.  As a result of increasing specialization, many paper manufacturers developed their own customized mix of pulp inputs known as “furnish” for use in their paper manufacturing.  In addition, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and rely upon a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp.

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

During the period of 2006 to 2008 Brazilian paper companies maintained their export volumes in order to compensate for the negligible growth in the domestic market (see “Item 4.B Information on VCP – Business Overview – Production – Printing and Writing Paper”) and the increased competition from imports of selected paper grades due to appreciation of the Brazilian currency through August 1, 2008 (see “Item 3.D – Key Information – Risk Factors – Risks Related to VCP and the Pulp and Paper Industry”).  Regarding the international market, although the appreciation of the real against the US dollar of approximately 9% in 2006 and 21% in 2007 and the depreciation of 24% in 2008 impacted our revenues, the volume sold in 2008 increased due to a good economic environment, through August 2008 and the carry over from orders in backlog through year end, especially for the North American and European markets.  After suffering some years at low price levels, international paper prices start a recovery in the first half of 2006, with price increases being announced in February, April and June 2006, in both North America and Europe.  For uncoated woodfree papers, international prices rose 15% in the first six months of 2006 and fell about 5% in the last quarter of 2006.  In 2007, prices rose 7% from January to December in North America, and in the European market, prices climbed 9% in the first nine months of 2007.  In 2008, prices rose 11% from January to December in North America, but declined 4% in the European market.

The Brazilian pulp and paper industry

Brazil is predominantly a tropical country, with approximately 90% of its territory located north of the Tropic of Capricorn.  As a result, in most regions of Brazil, the soil and climate are very favorable to forest growth.  In Brazil, eucalyptus trees have short growing cycles of approximately seven years, compared to 10 to 12 years for eucalyptus trees in Chile and 25 years in the United States.  The production of wood in Brazil, therefore, requires less time and a smaller growing area than in North America and Europe, which results in higher yields.  See “Item 4.B Information on VCP – Business Overview – Raw Materials – Wood”.

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

Capitalizing on its advantages in pulp production, Brazil has developed a diversified paper industry with modern technology and a potential for growth in both the domestic and export markets.  In recent years, there has been a marked increase in paper consumption in Brazil, which is an important indicator of the economic development of a country.  Between 1997 and 2008, the average annual rate of paper consumption increased by approximately 3% per year, reaching 9.0 million tons in 2008, according to estimated figures from Bracelpa.  We believe that there is growth potential for domestic consumption, because per capita consumption is still low in comparison with developed countries.  Per capita consumption of paper is estimated at 39.5 kilos per year, according to PPI, a news and information provider for the pulp, paper, converting forest products and allied industries.

According to preliminary data from Bracelpa in 2008, Brazil was the twelfth largest paper producer and the fourth largest pulp producer in the world.  Brazilian pulp and paper companies have made large investments over the last ten years in order to compete more effectively and on a larger scale with traditional pulp suppliers in the international market.  In addition, technological development in the paper industry has been supported by the research efforts of major producers and by financing from BNDES.

Consolidation in the Brazilian pulp and paper industry is currently underway.  The table below shows the market participation of the five largest producers in terms of sales for the years indicated:

	Year ended December 31,
(in thousands of tons)	2008	*	2007	2006	2005	2004

Brazilian pulp production (1)	12,740.0		11,997.0	11,180.0	10,352.0	9,620.1
Brazilian paper production	9,180.0		9,010.0	8,724.6	8,597.0	8,452.4
Total pulp and paper production	21,920.0		20,770.0	19,904.6	18,949.0	18,072.5
Total five top producers*	12,100.0		12,579.5	11,982.3	11,461.9	10,987.2
% Top five*	55.2%		59,9%	60.2%	60.5%	60.8%
_______________
(1)	Pulp numbers represent pulp volume produced.
Source:  Bracelpa.
* Estimates for December

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

Over the last three years, BEKP prices (market pulp) in the United States, Europe and Asia, respectively, have fluctuated from US$ 635, US$ 590, and US$ 540 per ton on January 1, 2006, to US$ 860, US$ 840, and US$ 810 per ton at July 30, 2008 in these respective regions, returning to US$ 680, US$ 590 and US$ 530 at December 31, 2008.  As demonstrated, such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, and supply and demand.  The price of paper products, although less volatile than the price of pulp, also experienced fluctuations in response to global demand and production and fluctuations in pulp prices.  Capacity adjustments have also occurred on the paper side, and in the first half of 2006 we saw paper prices increasing for several grades in the United States and Europe.  In 2008 the prices in US dollars rose 10.6% on average when compared to 2007.

The following table sets forth the estimated cash production costs per ton of bleached hardwood kraft market pulp pre-sold in Northern Europe, Brazil and the United States for the third quarter of 2008, for producers in the regions indicated.  Cash production costs are total production costs less depreciation and depletion and does not include any transportation costs.  Amounts have been expressed on a per ton basis in U.S. dollars, with local currencies translated at prevailing exchange rates.  Particular producers may have production costs significantly above or below regional averages.

Delivered Cash Costs BHKP CIF (per ton)	December, 2008	March, 2009
Brazil	271	268
Indonesia	282	298
Chile	305	308
Sweden	422	389
Finland	459	453
Iberia/Norway	449	457
France/Belgium	453	478
China	502	504
Canada	544	513
USA	547	562
South Korea	535	618
Japan	706	641

Source:  Hawkins Wright.

C.	Organizational Structure

The chart below shows our organizational structure as of December 31, 2008 (% of total capital):

(1) VCP acquired in 2009 an additional equity interest in Aracruz, after execution of two share purchase agreements (“SPAs”).  VCP currently owns 84.09% of Aracruz’s voting capital.

Our operations are conducted by Votorantim Celulose e Papel S.A. as the controlling and principal operating company.  We are a member of the Votorantim group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.  Consolidated net operating revenues of the Votorantim group were approximately US$ 18 billion, US$ 16 billion and US$ 13 billion in 2008, 2007 and 2006, respectively, based on the Consolidated Financial Statements prepared in accordance with Brazilian GAAP, data translated to U.S. dollars at the corresponding year-end exchange rates, of which 9%, 10%, 10% in 2008, 2007 and 2006 respectively, represented pulp and paper activities.  Net consolidated sales include the industrial units of the Votorantim group, as well as Votorantim Finanças, which includes Banco Votorantim.  Our immediate parent company is VID, which in turn is ultimately controlled by Hejoassu Administração S.A. (“Hejoassu”).  Hejoassu is formed by the Board Members of the Votorantim Group.  It is composed by family members, responsible for the main decisions and business strategies.  Hejoassu is controlled by the Ermírio de Moraes family.  See “Item 4B—Information on VCP—Business Overview—Our Ownership Structure.”

In order to facilitate access to our international customers and to the international financial markets, we have established two subsidiaries of Newark Financial Inc. (“Newark”), VCP Trading N.V. and VCP North America Inc., to manage our exports to clients in Europe and in North America, respectively, until 2005.  As of January 2006 we have been performing the total export sales from VCP Overseas Holding Limited Budapest, Zug (Switzerland).

 During 2008 the following transactions occurred that affected our organizational structure:

(i)           Disposition of non-core assets

VCP and Suzano jointly determined that Conpacel’s (formerly Ripasa) core business is the Americana pulp and paper mill and all other non-core assets should be disposed.  During 2007, the following non-core asset dispositions occurred: (i) Embu - on February 15, 2007 VCP signed an agreement to sell VCP’s interest in the Ripasa unit located in Embu, state of Sao Paulo, to Suzano.  This transaction was concluded on March 30, 2007 at which time Suzano disbursed US$ 20 million to VCP.  This operation generated a loss of US$ 12 million including the write-off of goodwill; and (ii) Cubatão and Limeira - on August 1, 2007 VCP and Suzano signed an agreement to sell these units, located in Cubatão and Limeira, state of São Paulo, to a third party.  The transaction was concluded on November 1, 2007 at which time VCP and Suzano each received US$ 32 million.  This operation generated a loss of US$ 4 million including the write-off of goodwill.

During August 2008, the remaining unsold assets, which have a book value of US$ 29 million at September 30, 2008, were segregated by Ripasa and contributed as the initial capital of Asapir Produção Florestal e Comércio Ltda. (“Asapir”), a newly incorporated Brazilian company.

(ii)           The Conpacel (formerly Ripasa) Consortium

VCP participates in a cost and production sharing venture with Suzano which operates a pulp and paper plant in Americana, São Paulo.  Under the various agreements, the members have undivided interests in assets, liabilities and operations of the venture.

On May 12, 2008, Brazilian tax authorities approved the transformation of Ripasa into a production unit operating as a consortium (an unincorporated joint-venture in which each party has an undivided interest) of VCP and Suzano, named Conpacel.  Conpacel began its operations on September 1, 2008.  VCP and Suzano each own 50% of the net assets of Conpacel.  VCP is entitled to 50% of the Conpacel’s production beginning September 1, 2008.

Brazilian law specifies that such consortium contracts do not constitute legal entities.  Each of the legal entities party to a consortium contract is responsible only for its contractually defined obligations.  The bankruptcy of one of the legal entities does not impact the legal obligations and rights of the other parties, the debts and assets of the bankrupt entity relate only to that entity according to contractual conditions.

The consortium contract defines the obligations and responsibilities of each party; the rights to revenues, management of operations and accounting.  The consortium term is for 30 years unless wound-up through deliberation of the parties, bankruptcy or settlement.

Each party has 50% of the specific assets, liabilities and costs, and each legal entity is obligated to make payments based on the consortium agreement.  The payments made by VCP and Suzano, as well as the budget for capital expenditures, are defined by the independent General Manager.  VCP and Suzano agree to make payments in accordance with the decisions of the independent General Manager.  See Exhibit 4.13 “Private Instrument of Protocol and Justification of total spin-off of Ripasa S.A. Celulose e Papel October 1, 2008.”

As no separate legal entity exists, there is no consolidation of a separate entity.  As per EITF 00-01 “Applicability of the Pro-Rata Method of Consolidation to Investments in Certain Partnerships and Other Unincorporated Joint Ventures”, VCP accounts for its rights and obligations according to its undivided interest as defined in the consortium agreement, and records them as part of VCP’s operations according to their nature.

The carrying value of 50% of Conpacel’s net assets at August 31, 2008 which represents the undivided interest of VCP is demonstrated below:

Millions of US$
Assets
Current assets	43
Non-current assets
Property, plant and equipment at cost	596
Other non-current assets	38
Liabilities
Current liabilities	(59)
Non-current liabilities	(177)

Net assets	441

(iii) Acquisition of an additional equity interest in Aracruz

Negotiations began in August, 2008 and were concluded in early 2009 whereby VCP acquired an additional equity interest in Aracruz.  See “Item 5.A Operating and Financial Review and Prospects – Operating Review – Recent Developments” to this annual report and note 22 “Subsequent Events” to the accompanying Financial Statements.  See “Item 3D – Risk Factors - Risks Relating to our Business Combination with Aracruz”.

D.	Property, Plant and Equipment

Our main production facilities are located in the state of São Paulo and the Três Lagoas, Mato Grosso do Sul, facility which was concluded on March 30, 2009.  We also have forest plantations in the state of São Paulo, timberland in the State of Rio Grande do Sul acquired by purchases beginning in 2004 and timberland in the state of Mato Grosso do Sul obtained via the asset swap with International Paper, effective February 2007.  The state of São Paulo accounts for more than 30% of Brazil’s gross domestic product, and is home to most of the domestic consumers of pulp and paper products.  In 2008, our forests (including purchased wood) were located an average of 357 kilometers from our pulp mills, which is, in turn, located an average of 150 kilometers from Santos, which is the port facility that we use for most of our exporting activities.  The relatively short distance between our forests, our plants, our port facility and most of our domestic customers results in relatively low transportation costs.

The following table sets forth the distance between our forests (including the transport of pulpwood purchased in the market) and our mills, the distance of these mills to the port of Santos, and the nominal capacity of each mill at December 31, 2008:

Facility	Pulp/Paper	Distance from forest (pulp) or pulp mill (paper)	Distance from port of Santos	Pulp/Paper capacity (tons/year)	Major products
Jacareí	Pulp/Paper	294 km	150 km	1,100,000	Bleached eucalyptus kraft pulp. Uncoated printing and writing paper; coated printing and writing paper
Piracicaba	Paper	150 km	229 km	190,000	Thermal and carbonless paper; coated printing and writing paper
Conpacel (50%)	Pulp/Paper	218km	220 km	325,000/195,000	Bleached eucalyptus kraft pulp. Uncoated printing and writing paper; coated printing and writing paper
_______________

Source:  VCP.

 Eucalyptus forests

Currently, we obtain a majority of our wood from approximately 102,000 hectares of forest plantation in a total area of 184,000 hectares of land located in the state of São Paulo.  While we have enough wood to satisfy our requirements, from time to time and when the terms are attractive, we purchase wood from unrelated third parties for use in our paper and pulp mills.  In the year ended December 31, 2008, we consumed approximately 88% of our own wood and 12% of our wood from those third parties.

At December 31, 2008, in the state of São Paulo we owned or leased approximately 556 different tracts of forests for cultivation, making our wood supplies relatively dispersed.  Our forests are located an average of 220 kilometers from our pulp mills.  In order to reduce the average distance from our forests to our mills, we did not renew the leases of forests that were relatively far from our mills and, instead, have purchased forests that are closer to our mills.  Brazilian law requires that at least 20% of the land we own either remains uncultivated or planted with indigenous species of vegetation.  Of our own forests, approximately 56% of the land area consists of planted eucalyptus forest, approximately 37% is reserved for preservation and the remaining 7% is used for other activities.

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

Our strategic goal to guarantee fiber supply and ensure our long-term growth also includes the establishment of a new forest area in the state of Rio Grande do Sul, currently with 125,000 hectares of which 60,000 hectares is with forest plantations, and a new forest base of 238,000 hectares, of which 154,000 hectares with forest plantations in the state of Mato Grosso do Sul, originating from the asset swap with International Paper, concluded in February 2007.

Growth in the southern region of Brazil is driven mostly by the availability of land at attractive costs, the proximity to northern Uruguay (wood availability) and also the proximity to Rio Grande port, which will allow us the creation of an export platform.  The forestry productivity in this new area is similar to São Paulo forests and coupled with that we also have:  (i) a qualified labor force; (ii) inter-modal transportation options; and (iii) favorable political, social and environmental conditions.  This particular region has a distinct climate regime in which the main rainfall period is during the winter.  This variation permits us to grow some subtropical eucalyptus species such as E.globulus, E.maidenii, and others which have favorable wood properties and very high pulp yield, and are recognized by pulp producers as the best eucalyptus species for pulp production.

As part of our reforestation efforts, in 2008, in the state of São Paulo we planted approximately 16,000 hectares of eucalyptus in order to supply our wood requirements to produce pulp at the Jacareí mill.  The forests used to supply the Jacareí mill generally yield between 45 and 50 cubic meters of pulpwood per hectare per year.  At seven years old, the normal time to harvest, these trees normally have an average productivity of 315 to 350 cubic meters per hectare in Jacareí.  The separate Conpacel facility has planted an average of 11,500 hectares per year in order to satisfy its separate wood requirements.  These levels of productivity reflect the excellent climate conditions for growing eucalyptus trees in São Paulo State, with ample amounts of both sun and rain.

In 2008 we grew approximately 80 million rooted cuttings/seedlings at our nurseries, all of which were planted in our forests or supplied to the tree farm project.  To develop our eucalyptus forests, we select trees after strict field trials, which are denominated as clones or cultivars and are multiplied for commercial utilization via vegetative propagation process (rooted cuttings).  We operate four nurseries for cutting/seedling production.  We produce both seedlings and rooted cuttings (a vegetative propagation method) to carry out the planting of our eucalyptus trees.  Vegetative propagation allows to plant trees with the most favorable genetic characteristics for pulp production.  These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” trees with fewer branches.  Greater tree standardization provided by cloning also allows for increased mechanization in tree felling and transportation, and makes it easier to adjust equipment and machinery to topographical conditions.  Currently, almost 90% of our plantations are made with rooted cuttings and 10% using seedlings produced with seeds obtained in our Tree Breeding Program.

In 2008 we obtained patents on six Eucalyptus cultivars (clones).

We continue to review our efforts at community relations and the common good, as part of our contribution to social and economic development.  For example, we invited our neighbors in the state of Rio Grande do Sul to participate in a project in which we have already planted approximately 50,000 hectares of eucalyptus.  The Forestry Savings program, launched in 2006 is an innovative way of cooperation and social inclusion involving our neighbors in the countryside and is progressing well.  In 2008 more than 5,500 hectares were planted in this program.

Expansion

We invested US$ 333 million in the Três Lagoas expansion project (Projeto Horizonte) in 2008.  This amount includes only disbursements made directly from VCP, being in addition to the funds we received through our Asset Swap agreement with International Paper.  See “Item 4 – Information on VCP – History and Development”.  This project, in the state of Mato Grosso do Sul, will expand our annual pulp capacity by 1,300,000 tons and begin its operations on March 30, 2009.  We also maintain investments in the acquisition of land and eucalyptus plantations in the states of Mato Grosso do Sul (Três Lagoas mill) and Rio Grande do Sul, part of a long term plan to reduce dependence on wood supply from third parties.  The project in Rio Grande do Sul also includes, upon approval by the Board of Directors, the construction of an industrial facility, for which socio-environmental licensing procedures are already being conducted.  On October 13, 2008 we announced a postponement of one year, until 2010, in further development of the project’s industrial aspects in view of the uncertainty of worldwide economic conditions.

Another significant investment carried out by VCP in 2008 was the conclusion of a new coater for special paper in Piracicaba mill, with disbursement of US$ 25 million.  This investment increased our special paper capacity by 25,000 tons per year.

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

Pulp.  VCP produces bleached eucalyptus pulp, part of which it sells domestically and internationally and the remainder of which it uses for its paper business.  It has responded to the increased demand in the international pulp market during the period beginning 2005 by increasing its U.S. dollar denominated pulp exports via increased volumes arising from the completion of the Jacarei mill expansion in 2006 and its de-bottlenecking in 2007 and the expansion of its market presence in the Asian and European markets.  Its export volumes and revenues for the period beginning 2006 are demonstrated in the tabular presentation below.  The increase in domestic market pulp volumes and revenues, as demonstrated by the inverse of the percentages presented in the table columns entitled “% of Totals” below, is principally the result of the Company’s divestment in 2007 and 2008 of selected domestic paper assets (Luiz Antonio, Mogi and Ahlstrom).  Pulp production previously used in its paper business and classified as such is now supplied and sold to these production facilities owned by third-parties and, accordingly, is now classified as domestic market pulp.

Its pulp export volumes and revenues are expected to continue to increase due to the completion of its Três Lagoas mill project on March 30, 2009 (see “Asset Exchange Program with International Paper” below) and the Losango project at a future date (see “Item 4.D Information on VCP – Property Plant and Equipment – Expansion”)

In 2008, we sold 1,200,768 tons of bleached pulp as market pulp to third parties in the domestic market and outside of Brazil.  We had a 29% share of the Brazilian domestic market for bleached hardwood pulp according to Bracelpa’s figures released in December 2008.  In 2008, approximately 76% of our market pulp sales volume was to customers located outside of Brazil.  The following table sets forth our sales volume of pulp to the export market by geographic region for the periods indicated:

	Year ended December 31,
	2008		2007		2006
	Tons	% of Total	Tons	% of Total	Tons	% of Total
North America	85,910	9.4	81,038	9.3	77,075	9.3
Latin America	2,231	0.2	1,685	0.2	-	-
Europe	543,745	59.6	557,610	64.1	508,489	61.1
Asia/Middle East/Oceania/Africa	279,626	30.7	229,563	26.4	246,618	29.6
Total Exports	911,511	100.0	869,897	100.0	832,182	100.0

Paper.  VCP produces various types of paper products for the domestic and international markets.  It is important to note that the 2007 and 2008 periods are not fully comparable with prior periods due to the divestments of the Luis Antonio, Mogi and Ahlstrom units during those periods as part of the strategic repositioning of its paper business.

 Within the domestic market, we have continued our strategy of increasing the proportion of our sales of value-added products, such as coated, thermal and carbonless and other specialty papers, and to remain as a leading market share producer of these value-added paper products.  The percentage of our net operating revenues of these value-added products in relation to our total net operating revenues for paper in the Brazilian market was 49% for 2005, 50% for 2006, 67% for 2007 and for 2008 92%.  The relevance of high value added papers will continue with the expansion, on August this year, of the capacity of the Piracicaba coated machine by 25 thousand tons of thermal papers, allowing for an even higher leverage of the benefits of the technology exchange agreement that VCP has with Oji Paper.  Within its domestic coated paper market, while sales have increased during the last three years, we have lost market share due to the increased competition from imports as a result of appreciation of the real through August 2008.  The depreciation of the real beginning in August 2008 (see “Item 3 Key Information Selected Financial Data – Exchange Rates”) will permit VCP to recover this market share loss due to anticipated lesser competition from imported products.

Our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume were 32% for 2005, 28% for 2006, 20% for 2007 and 13% for 2008.  We intend to take advantage of the opportunity to recover our market share now that the real has depreciated against the U.S. dollar.

The following table shows a breakdown of VCP’s total exports in 2007 and 2008 in terms of volume by geographic location:

	Year ended December 31, 2008				Year ended December 31, 2007
	Pulp		Paper		Pulp		Paper
	Thousands of Tons	% of Total	Thousands of Tons	% of Total	Thousands of Tons	% of Total	Thousands of Tons	% of Total
North America	85.9	9%	11.3	26%	81.0	9%	20.8	21%
Latin America (1)	2.2	-	25.9	59%	1.7	1%	57.9	59%
Europe	543.8	60%	6.5	15%	557.6	64%	15.6	16%
Asia and Africa	279.6	31%	-	-	229.6	26%	3.2	4%
Total Exports	911.5	100%	43.7	100%	869.9	100%	97.5	100%

(1) Excluding Brazil.

Revenue denominated in U.S. dollars:  As a result of its Business Strategy, VCP’s revenue denominated in U.S. dollars has increased during the period and that increase continued with the completion of Três Lagoas mill project on March, 30 2009.  See “Assets Exchange Agreement with International Paper” below.

Asset Exchange Agreement with International Paper

Our Asset Exchange Program permitted VCP, as part of the business strategy, to begin to operate the Três Lagoas Project Mill facility on March 30, 2009 to expand its forest and mill production capacity to meet increased demand in the export pulp market and, as a result, expand our presence in the international pulp market.  See “Item 4B—Information on VCP—Business Overview—Our Business Strategy” and “Item 10C—Additional Information—Material Contracts.”

The Asset Exchange Program which was effective on February 1, 2007 resulted in the removal of the 100,000 tons of market pulp and 355,000 ton paper production capacity of the Luiz Antonio mill from the Company’s total production facilities.  See “Item 4D—Information on VCP—Property, Plant and Equipment.”  As a consequence, VCP’s production of both market pulp and paper have declined effective from the above date, together with the resulting decline in revenue, EBITDA and net income attributable to the facility.  VCP management concluded that the long-term benefits of the asset exchange transaction outweighed the short and medium-term losses.

Liquidity and Capital Resources

The Company’s liquidity has historically been sourced from cash generated by operations, short-term borrowings and, depending upon market conditions and other factors, long-term borrowings.  We manage our liquidity position by first considering our cash and cash equivalents, short-term financial investments and short-term debt; and thereafter accounts receivable and long-term borrowings, together with our prioritization and re-ordering the capital expenditure projects.

Since a significant portion of our operating revenues is derived from exports (2008: 47%, 2007: 46% - See “Item 4B - Information on VCP - Business Overview-Operations”) we traditionally choose from a variety of trade finance programs offered by several financial institutions under which we borrow short-term funds by transferring either our current or future export receivables to these institutions.  See Notes 11 and 12 to our audited consolidated financial statements.  These trade finance programs generally have less financial and administrative cost than discounting our domestic accounts receivables or short-term working capital loans; thus our preference not to use either of the latter to manage our liquidity.  The current worldwide financial crisis has not diminished our ability to continue to invest funds in short-term investments.  Likewise, this crisis has not affected the availability to VCP of the aforementioned short-term credit facilities; their cost has however increased due to the combined effect of the crisis itself, its effect on the availability of trade finance to emerging markets such as Brazil, the financial market’s perception and evaluation of the country risk of Brazil and the downgrade in our credit rating by Fitch on February 2, 2009.  See “Item 3D—Key Information—Risk Factors—Risks Relating to VCP and the Pulp and Paper Industry”.

Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or a wholly owned subsidiary, borrow funds by offering the guarantee of export contracts (see Note 12(a) to our audited consolidated financial statements) or fixed asset acquisition financing programs offered by the BNDES, a related party, (see Note 12(e) to our audited consolidated financial statements).  The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position.  To a lesser extent we also have relied on bonds or notes issued in the international markets by either wholly owned subsidiaries or by Votorantim Group subsidiaries, all domiciled in other countries.  See Notes 12(c) and (d) to our audited consolidated financial statements.  Our ability to access these aforementioned long-term funding sources has not been, to-date, significantly affected by the effects of the global financial crisis, although the maturity of any intended borrowings have been reduced and their prospective cost has increased for the same reasons cited above with respect to our short-term borrowings.

These long-term borrowings contain various covenants regarding compliance with certain financial ratios and other restrictions. At December 31, 2008, the Company was not in compliance with covenants on certain loan agreements as a result of a proportional consolidation of Aracruz based on Brazilian GAAP, plus Três Lagoas project investments and the devaluation of the real. See Note 9(a) and 12(i) to the consolidated financial statements and “Item 5 – Management Discussion and Analysis – Year ended December 31, 2008 compared to year ended December 31, 2007 - Equity in earnings (losses) of affiliates”. Nonetheless, in November 2008, we began the renegotiation of the terms of these covenants with the creditor banks, for which we have concluded the negotiations for more than 80% of the affected loan agreements. Management, at this time, considers none of these renegotiated covenants or guarantees, if requested, are restrictive or inhibitive to the Company’s current level of operations. We believe that our sources of funds and management actions, such as the capital increase that occurred on April 30, 2009 (partially offsetting the effect of additional leverage of the purchase of Aracruz common shares) and increase of credit lines by diversifying creditor banks portfolio, are, and will continue to be, adequate to meet our liquidity levels and currently anticipated uses of funds, which include working capital, recurring capital expenditures and debt repayment.

In the case of the 20% of affected loan agreements, which includes a loan from BNDES (one of our shareholders) the creditor banks do not have the right to demand repayment. In these cases, the only penalty is, if requested by banks, assets pledged as guarantee and just the loan agreements that were renegotiated (more than 80%) give the right to demand payment. We have concluded that there is no requirement to classify these debts as current.

Capital resources to support our business growth and expansion plans may also be obtained from the issuance of equity. Negotiations began in 2008 and were concluded on January 21, 2009 and April 29, 2009 under which we will, via a series of coordinated transactions, purchase, via principally an initial payment and semi-annual installments thereafter, the remaining outstanding common stock of Aracruz from other controlling shareholders and/or exchange any still remaining and outstanding Aracruz common stock for preferred shares of the Company to be issued, and thereafter, exchange Aracruz’s outstanding preferred stock for preferred stock of the Company to be issued. See Note 22 to our audited consolidated financial statements and “Item 5.A Operating and Financial Review and Prospects – Operating Results – Recent Developments”.

Capital subscriptions for our common shares by our controlling shareholder, VID, and a related party, BNDES, totaling R$ 2.648 billion (US$1.215 million at date of actual capital subscription) were made in March and April, 2009 and provided funds to make the initial payment of these common share purchases as well as to manage our liquidity position. The payments of the remaining non-interest bearing share purchase installments, R$2.5 billion and R$1.4 billion (about US$1.1 billion and US$600,000 at December 31, 2008 exchange rates), due in 2010 and 2011, respectively, were structured so as not to significantly affect our prospective liquidity position; and these future payments are expected to be made principally from our traditional funding sources.

For further information on liquidity and capital resources, see “Item 5.B – Liquidity and Capital Resources.”

Prices

All references to prices relate to average prices determined by dividing the net operating revenues by the corresponding tonnage.

Pulp.  Our pulp operations are affected by prevailing world market prices for pulp, the amount of pulp produced and sold worldwide, and the pulp requirements of our paper business.  The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical and subject to significant fluctuations over relatively short periods of time.  The price of pulp is quoted in U.S. dollars.  Domestic sales of pulp are denominated in reais; however, as export sales, they generally reflect the international price of pulp, which is denominated in U.S. dollars.  Over the last three years BEKP or market pulp prices in the United States, Europe and Asia, respectively, have fluctuated from lows of US$ 635, US$ 590, and US$ 540 per ton on January 1, 2006, to highs of US$ 860, US$ 840, and US$ 810 per ton at July 30, 2008 in these respective regions, returning to US$ 680, US$ 600, and US$ 480 at December 31, 2008.  As demonstrated, such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, and supply and demand.  The price of paper products, although less volatile than the price of pulp, also experiences fluctuations in response to global demand and production and fluctuations in pulp prices.  At May 31, 2009 the list price of BEKP, or market pulp, was US$ 540, US$ 500 and US$ 420, in the United States, European and Asian markets, respectively.

The long-term historical cyclicality of pulp prices as measured by the changes in average C&F (Cost and Freight) price per ton for our export sales of bleached eucalyptus market pulp over the last several years is illustrated in the following table.

C&F in US$
2001	382
2002	389
2003	456
2004	462
2005	511
2006	559
2007	615
2008	661

Paper.  Our paper operations are affected primarily by demand for paper in Brazil and by Brazilian economic conditions and, to a lesser extent, international paper prices.  The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to global demand and production and fluctuations in pulp prices.  Prices for printing and writing papers are generally linked to international prices.  The first half of 2006 was marked by capacity adjustments and shutdowns, combined with a continuous expansion in global demand, which also improved the international scenario for paper.  For uncoated woodfree papers, international prices climbed 15% in the first six months of 2006, but declined approximately 5% in the last quarter of the year.  In 2007, we saw a similar trend, increasing the prices approximately 8%, in both North American and European markets.  In 2008, for uncoated woodfree papers, international prices climbed 11% in North America, despite the sharp drop in demand, due to capacity closures, cost pressures and reasonably good operating rates, but declined 4% in European markets.  For Brazil, increasing the prices 12% for coated papers.  In response to the cyclical nature of the paper market, we have increased our production of value-added paper products, such as coated, thermal and carbonless papers, which are less sensitive to cyclical price variations.

Costs and operating expenses

Our principal costs of production are incurred in reais and consist of raw materials (primarily wood and chemicals), labor and depreciation.  In the last three years, our cost has increased significantly when expressed in U.S. dollars as a result of the appreciation of the real, pressuring our U.S. dollars margins.  Our business is capital intensive and a portion of our costs is fixed.  We seek to maintain high capacity utilization rates to benefit from economies of scale and production efficiencies resulting from the operation of large, efficient production facilities and machines.  As a percentage of net operating revenues, selling and marketing expenses were 10% in 2006, 11% in 2007, and 10% in 2008.  The increase of 5% in the pulp export volumes and higher freight costs in 2008, due to high oil prices on the 1st semester, have resulted in a 13% increase of the total logistics costs in 2008 when compared with 2007.  General and administrative expenses as a percentage of net operating revenues were 5% in 2006, 2007 and 2008.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents and finance charges on sales with credit terms. The unrealized gains from cross-currency interest-rate swap contracts are recorded at fair market value on our balance sheet as a liability and in our statement of operations as “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.”  We enter into these arrangements to reduce our exposure resulting from a possible depreciation of the real in relation to the U.S. dollar because a high proportion of our debt is denominated in U.S. dollars.  See “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian economic environment” and “Item 6 – Operating and Financial Review and Prospects—Liquidity and capital resources—Debt.”  Our financial income also includes income from the funds in trust related to the construction of the Três Lagoas project mill.  See “Item 4A – Information on VCP – History and Development of VCP”.

Financial expenses

We incur financial expenses from several sources, including short-term debt and long-term debt. We principally seek long-term financing to fund our projects, which are generally of a long-term nature. Short-term debt is comprised of U.S. dollar-denominated working capital from commercial banks and short-term secured loans. Long-term debt consists of both U.S.-dollar debt, mainly due to pre-payment export loans, and real-denominated debt, borrowed from BNDES. Additionally, we consider the natural hedging from the funds obtained by exports denominated in dollars when deciding to incur such arbitrage. We provide no assurance that such favorable results will be earned in the future or that we will continue with these arbitrage transactions. See “Item 6 – Operating and Financial Review and Prospects—Liquidity and capital resources.”

Discussion of critical accounting policies

Critical accounting policies are those that are important both to the portrayal of our financial condition and operational results and that require our management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex.  In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

•	revenue recognition and accounts receivable;

•	impairment of investments, including goodwill and intangible assets;

•	recoverability of long-lived assets;

•	asset retirement obligation;

•	investment - consolidation or equity method analysis;

•	forest development costs and impairment tests;

•	deferred taxes;

•	tax contingencies;

•	employee benefits and other related matters;

•	fair value of financial instruments – put and call options;

•	financial instruments and hedge; and

•	earning per shares.

Revenue recognition and accounts receivable

We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers.  Revenue is recorded net of sales returns of US$ 9 million in 2008 (US$ 8 million in 2007 and US$ 10 million in 2006).  Our customers that purchase on credit agree to payment terms that effectively include finance charges.  The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price.  The finance charges are recognized over the payment period and are included in financial income.  Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

Pulp - domestic market:  Sales are primarily under credit terms which do not exceed 30 days or through VCP’s vendor program.  Revenue recognition is consistent with that applied to paper sales.

Pulp - export market:  All export orders are normally fulfilled from inventories maintained at own or third-party warehouses located close to strategic markets.  These sales are recognized when products are delivered to the carrier and risks have passed to the customer.

Paper - domestic market:  Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program.  Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted.  Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer’s carrier (Incoterms FOB) or premises (Incoterms CIF).  Sales through our vendor program are made to certain of our pre-qualifying domestic customers (approximately 8% of accounts receivable), and represented approximately 31% of our domestic sales in 2008 (2007 – 23% and 2006 – 22%).  Under the vendor program, the customer agrees to pay the bank at a later date and the bank in turn pays us on behalf of the customer for the purchase price of the product upon its delivery.  We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 240 days.

Paper - export market:  Export orders are normally fulfilled from inventories maintained at our own or third-party warehouses located close to strategic markets.  We recognize revenue and associated costs of sales at the time products are delivered to the carrier and risks have passed to the customer.  Incoterms CIF and Incoterms FOB terms determine timing of revenue recognition.

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

The vendor program, available to only some of our customers, is a means by which the bank essentially finances our customers’ purchases.  Under this program, the customer agrees to pay the bank at a later date and the bank in turn pays us on behalf of the customer for the purchase price of the product upon its delivery to the customer.  We, as the vendor, act as a guarantor under the program of the value of the sale plus the interest on the funds charged to the customer.  As a result, the customer can take advantage of lower interest costs that arise as a result of the bank looking to us, and not our individual customers, as the primary support for the credit risk.  In addition to the lower interest cost, the customer obtains additional benefits in the form of lower value-added taxes since the interest charged by the bank to the customer is not subject to these taxes that would otherwise have accrued had we incorporated the finance charges into the sales value and billed the amount directly to our customer.  The terms of sale under the vendor program depend on the customer’s credit rating, which is based on our own internal credit review, and typically are for 150 to 160 days; although in the case of a few selected customers may be up to either 180 or 240 days.  We estimate that during each of the years 2006, 2007 and 2008 an average of approximately 8% of our total regular domestic customers obtained our guarantee for our sales of product to them and these sales represented 22%, 23% and 31%, respectively of our total domestic sales value.  The amount of the guarantee outstanding was US$ 120 million, US$ 127 million and US$ 112 million at December 31, 2006, 2007 and 2008, respectively.

 This guarantee does not expose the Company to any greater risk or net obligation than a credit sale.  We retain the same risk of loss on customer accounts under the vendor program that we do under our own non-vendor program sales and we mitigate this risk by the continuous evaluation of both vendor and non-vendor receivables for collectability.  In the case of a non-vendor credit sale, revenue is recorded on shipment, and a receivable is created.  If the credit sales customer does not pay the receivable, then the Company would establish a doubtful accounts allowance if it considered loss to be probable.  In a vendor financed sale, the Company records revenue also on shipment and receives full payment from the bank.  If the customer does not pay the bank within the specified time period, the Company would have to satisfy it guarantee with the bank.  The Company would, at that time, charge the obligation to selling expenses if it considered the loss to be probable.  The Company would then look to the customer for payment on the sale.  At this point, after satisfying the guarantee to the bank, the Company is in the same position as if had made a credit sale; the customer owes the Company for the value of the sale.  If the customer does not pay, the Company loses the value of the sale which had been recorded as a bad debt expense.  The Company’s losses from guarantee’s, net of amounts recovered from our customers, has historically been negligible.

Annually, the Company considers the provisions of FIN 45 and EITF 00-21 “Revenue Arrangements with Multiple Deliverables” in accounting for the vendor program.  Guarantee income from these arrangements are not significant and although EITF 00-21 was considered in the determination of whether to account for our product sales and income from guarantees as a possible multiple deliverables, these were considered not to be material.  The Company’s historical analysis indicates that the fair value of the guarantees to be insignificant as the Company has not incurred significant losses in the past.  The Company recognizes revenue for each of the elements of the sale of the products when the customer takes delivery.

Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses; no adjustment is made to net operating revenues.  Our accounting policy for establishing the allowance for doubtful accounts reserve is summarized as follows:

•
all invoices are individually analyzed by our accounting department, in connection with the legal, collection and credit departments, in order to measure the amount of the probable expected losses, and, consequently, to determine the allowance for doubtful accounts to be recorded.

•	for bankrupt customers, the Company has the criteria of accruing 100% of their open balances.

•	the other customers who have overdue invoices will have accruals varying from the range of 1% to 100% calculated over their open balances.

We perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests.  Additionally, most of our export sales to the US, Europe and Asia are secured by letters of credit.  We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

Impairment of investments, including goodwill and intangible assets

Aracruz

We acquired 28.0% of the voting capital and 12.4% of the total capital of Aracruz on October 3, 2001, for US$ 370 million, generating goodwill on our portion of the underlying fair value of the net assets of US$ 155 million.  Financial Accounting Standards Board Statement, or SFAS No. 142, “Goodwill and Other Intangible Assets,” was applied.

Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investment in Common Stock,” requires us to determine if, among other factors, a decrease in market value is other than a temporary impairment.  As the quoted market price of the investee’s publicly traded stock during 2002 was consistently quoted below book value, a one-off impairment provision was recorded in 2002 based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002.  The impairment charge of US$ 136 million (gross of deferred income tax effects of US$ 46 million) was recorded directly as a charge to income (“Equity loss of investee”).  The deferred tax effect of US$ 46 million is reflected at historical values to reflect the underlying functional currency of the investee.  At December 31, 2008, the Aracruz ADR was quoted at US$ 11.28.  The Company however, does not hold ADR securities but rather Aracruz common shares, whose quoted price at December 31, 2008 on the Bovespa stock exchange was R$ 3.98, the equivalent of US$ 1.70.  Consequently, at December 31, 2008, the quoted market value of our 127,506,457 (representing 12.4% of total shares) Aracruz common shares was US$ 217 million (US$ 1,150 million at December 31, 2007).  Accordingly, there would be no requirement for an impairment provision since the market value is above the current value of VCP’s investment in Aracruz.  See “Item 5A Operating and Financial Review and Prospects – Operating Results – Recent Developments”.

Aracruz suffered significant losses from financial instrument related to derivative instruments in 2008 and on May 13, 2009 concluded negotiations for the repayment of debts originating from these transactions.  See “Item 5.A Operating Results – Recent Developments – Liquidity and Capital Resources”.

Conpacel

The Company accounted for its investment in Conpacel using the equity method of accounting until August 31, 2008.  Beginning September 1, 2008, we started to recognize our 50% interest in the Consortium’s operations (which basically operates in our paper segment) and no longer applied the equity method.  The related goodwill is disclosed separately as “Other goodwill” at December 31, 2008 of US$ 132 million.  This goodwill is tested, at least, annually for impairment pursuant to SFAS 142, “Goodwill and Other Intangible Assets”.

Recoverability of long-lived assets

We review our long-lived assets to be held and used in the Company’s activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows as required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows.  Asset groups are forestry projects or production facilities for paper and pulp.  We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value.  These reviews to date have not indicated the need to recognize any impairment.

Asset retirement obligation

We considered SFAS 143, “Accounting for Asset Retirement Obligations”, in determining whether to record an asset retirement obligation for property, plant and equipment and have concluded that no such adjustment was required as we have no retirement obligation for which there are existing legal obligations and that obligation is unavoidable.  The Company does not have any long-lived asset that it expects to abandon, or dispose of that would require an asset retirement obligation provision.

Investment - consolidation or equity method analysis

FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”, requires companies to apply the “variable interest model” to determine which entity holds the controlling financial interest on an investee for consolidation purposes.  Three investees, all incorporated in Brazil are not consolidated and are accounted for using the equity method.  They are:

•
Conpacel: VCP participates in a cost and production sharing venture with Suzano which operates a pulp and paper plant in Americana, São Paulo, which was formerly owned by Ripasa, a subsidiary of VCP and Suzano.  Under the various agreements, the members have undivided interests in assets, liabilities and operations of the venture.  On May 12, 2008, Brazilian tax authorities approved the transformation of Ripasa into a production unit operating as a Consortium (an unincorporated joint-venture in which each party has an undivided interest) of VCP and Suzano.  Conpacel began its operations on September 1, 2008.  VCP and Suzano each own 50% of the net assets of Conpacel.  VCP is entitled to 50% of the Consortium’s production beginning September 1, 2008.  Through August 30, 2008, the investment in the corporate entity Ripasa was recorded on the equity basis of accounting.  From September 1, 2008 when the Consortium began operations, as no separate legal entity exists, there is no consolidation of a separate entity, pursuant to EITF 00-01 “Applicability of the Pro-Rata Method of Consolidation to Investments in Certain Partnerships and Other Unincorporated Joint Ventures”, VCP accounts for its rights and obligations according to its undivided interest as defined in the consortium agreement, and records them according to their nature, principally property, plant and equipment.  Revenue and costs are recorded as part of VCP’s operations and the liabilities are recorded as suppliers or financing, according to their nature;

•
Aracruz: Through December 31, 2008, we owned 28.0% of the common voting shares, which represent 12.4% of the total share capital, of Aracruz, which we acquired in 2001.  We had the right to appoint three of the ten directors to the Aracruz Board of Directors under the terms of a Shareholder Agreement that expired on May 11, 2008.  The investment is treated on an equity accounting basis.  See “Item 5.A Operating and Financial Review and Prospects – Operating Results – Recent Developments”.

•
Ahlstrom VCP: Management has concluded that the venture is not required to be consolidated as Ahlstrom has been the controlling shareholder with a 60% participation from the venture’s inception in September 2007 until Ahlstrom purchased the remaining 40% held by VCP in August 2008.  Additionally, Ahlstrom is the primary beneficiary due to (i) its 60% participation (ii) VCP’s option to sell its 40% interest at a fixed or formula based price insulating it from absorbing future possible losses, (iii) Ahlstrom’s option to buy VCP’s 40% interest in the joint venture at a fixed or formulae-based price allows it to receive the majority of the residual returns and (iv) the fair value of the puts and calls between VCP and Ahlstrom would not increase VCP’s interest to more than 50% of the fair value of the entity.  Accordingly the investment was treated on an equity accounting basis during the period of September 2007 to August 2008.

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

Tax contingencies

We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes that we do not believe are due.  When tax obligations are clearly established by current legislation, even though we are contesting the tax and may not have settled amounts allegedly due, we fully provide for the obligation and related charges.  As discussed in Note 15 to our audited consolidated financial statements at and for the year ended December 31, 2008, in the case of tax assessments or other contingent liabilities, we have accrued our estimate of the costs for the resolution of these claims when we consider loss of our claim to be probable.  The tax contingencies and obligations which are being disputed relate primarily to value-added sales and excise taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions.  These estimates have been developed in consultation with outside legal counsel handling our defense in these matters and were based upon an analysis of potential results.  Additionally, effective January 1, 2007, the Company adopted the provisions of FASB Interpretation no. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” which had no effect on the financial information or disclosures (Note 20 to our audited consolidated financial statements for the year ended December 31, 2008).

Employee benefits and other related matters

In March 2000, we began co-sponsoring a multi-employer defined contribution plan which provides pension and post-retirement benefits.  We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred.  Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually.  The liability for future compensation for employee vacations is accrued as earned.

We adopt SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions” and SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which require a provision for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement.  Expenses relating to benefits we provide to our current employees are expensed as incurred whereas those relating to retired employees (current as well as expected in the future) and their dependents are accounted for in accordance with SFAS 106.

Fair value of financial instruments –call and put options

Put and call options exist as a result of the (i) acquisition of Ripasa in 2005 and (ii) disposal of the Paper product facilities within the Jacareí mill to Ahlstrom in 2007.  The options are accounted for as derivative instruments pursuant to SFAS 133 “Accounting for Derivative Instruments and Hedging Transactions” which requires, among other things, that these instruments be initially recognized at their fair values and subsequent fair value changes be recognized in the statement of operations for the period.  Descriptions of the relevant details are as follows:

(i) Ripasa:

Written put and call options were established in separate agreements (subsequently amended) at the time of the acquisition of the Ripasa shares, which originally provided former controlling shareholders of Ripasa, the Zarzur family (directly and indirectly through CMT), with an option to require VCP and Suzano to repurchase their shares at any time, provided that the shares be free of any encumbrances by the exercise date, during the five-year period ending March 31, 2010 and VCP has a call option to acquire these same shares from CMT during a twelve-month period beginning March 31, 2010 under the same terms, values and preceding conditions as the original call option agreement for the reais equivalent, at that date, of US$ 80 million plus Brazilian market rate interest from March 31, 2005 (on December 31, 2007, that amount, including interest, totaled US$ 179 million). The corresponding put option held by the former principal shareholding group has the same term, values and preceding conditions and expiration date as in the original put agreement, only the underlying security had been substituted.  For more information on the fair value of financial instruments.  See Note 4(a) to our audited consolidated financial statements.

(ii) The Ahlstrom VCP venture

When, in 2007, VCP contributed a portion of its Jacareí mill assets in exchange for a 40% interest in Ahlstrom VCP, under the terms of the agreement, Ahlstrom had an option to purchase an additional 20% and, at a later stage, the remaining 20% of the shares in the joint venture held by VCP, whereas VCP had an option to sell the same number of shares at the same time.  In September 2008, we sold to Ahlstrom our remaining 40% equity interest in the joint-venture company for US$ 42 million, canceling the put and call options mentioned above.

Financial instruments and hedge

For the financial instruments, we make and assume assumptions as to future foreign exchange and interest rates to recognize the fair value of each instrument.  See Note 14 to our audited consolidated financial statements.  For more details related to the possible impact of fluctuations in the foreign exchange and interest rates on our principal financial instruments and positions, see “Item 11 -Quantitative and Qualitative Disclosures About Market Risk.”

Earnings (loss) per share

In conformity with SFAS 128, “Earnings per Share”, we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares.  The computation has been made as if the net income (loss) for each period will be fully distributed.  As earnings may be capitalized or otherwise appropriated, there is no assurance that either common or preferred shareholders will receive dividends.  We may also pay dividends through interest attributed to capital in accordance with our by-laws.

Consistent with guidance provided by EITF No. 03-06 “Participating Securities and the Two-Class Method under SFAS No. 128, ‘Earnings per Share’”, an entity would allocate losses to the preferred shares in periods of net loss if, based on the contractual terms of the participating security, the preferred shares had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses.  The Company’s preferred shares do not have a contractual obligation to share in the losses.  Accordingly, the loss per share for the year ended December 31, 2008 was computed only for common shares.

Changes to Brazilian GAAP

Law No. 11.638, enacted on December 28, 2007, amended Brazilian Corporate Law with respect to certain accounting practices as from the year ending December 31, 2008, which affected the presentation of the financial statements prepared in accordance with accounting practices adopted in Brazil (not presented herewith) which are the basis for computing the minimum mandatory dividend.  Law No. 11.638 also instructed the CVM to effect changes to the accounting practices adopted in Brazil which were introduced by new standards issued by the CPC in 2008.

(i) Law 11.638

Law 11.638, enacted on December 28, 2007, introduced the most far reaching revision of accounting practices adopted in Brazil (Brazilian GAAP) since the Brazilian Corporate Law was sanctioned in 1976.  In addition to the accounting provisions stipulated by Law 11.638, the law mandated that the public company regulator, the Comissão e Valores Mobiliários, or the CVM, and the Brazilian Central Bank, or BACEN, instruct a new Brazilian accounting standards board, the Comitê de Pronunciamentos Contábeis, or the CPC, to issue standards to harmonize Brazilian GAAP with International Financial Reporting Standards (“IFRS”).  The CPC’s timetable calls for 25 new standards to be issued in 2009 and 2010, in addition to the 15 issued in 2008.  The standards that have been issued so far that came into effect in 2008 have had a profound impact on the measurement of transactions and reporting at December 31, 2008.  Although the new Brazilian GAAP will not be the same as IFRS, Brazilian publicly listed companies, banks and insurance companies will be required to present consolidated IFRS financial statements (fully compliant with the regulations of the International Accounting Standards Board, or IASB) for the year ending 2010 (with comparatives for 2009).  The new Brazilian GAAP will still be prepared for statutory purposes.

Law 11.638 came into effect for the year ending December 31, 2008.  For publicly listed companies the CVM issued instructions providing for additional disclosures and implementations of certain adjustments in the quarterly filings of financial information.  Certain companies have elected to early adopt the provisions of the law for their interim financial statements during 2008.  All companies will be required to reflect the effects of the new accounting standards introduced by the law and, for those standards which are effective for 2008, also conform to the new accounting standards introduced by the CPC.

The Brazilian federal income tax authorities issued in January 2009 their regulations (Medida Provisória No. 449, or MP 449) with respect to the effects of the Law.  These regulations provide companies an option to maintain the pre-Law tax regime for two years or, in certain cases, allow the accounting adjustments to already trigger tax effects from 2008.

Brazilian economic environment

Our results of operations and financial condition, as reported in our financial statements, have been affected by the rate of Brazilian inflation and the rate of appreciation of the Brazilian currency against the U.S. dollar, when the annual average rate is considered.

The table below shows the Brazilian general price inflation (according to the IPCA), appreciation of the real against the U.S. dollar and the period-end exchange rate and average exchange rates for the periods shown:

	Year ended December 31,
	2008		2007		2006		2005		2004
Inflation (IPCA)		5.9%		4.5%		3.1%		5.7%		7.6%
Appreciation of the real vs. U.S. dollar (annual average) (1)		6%		10%		11%		17%		5%
Year/period-end exchange rate—US$ 1.00(1)	R$	2.34	R$	1.77	R$	2.14	R$	2.34	R$	2.65
Average (daily-weighted) exchange rate(1) US$ 1.00	R$	1.83	R$	1.95	R$	2.18	R$	2.44	R$	2.93

(1) The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.  When using the 2008 average annual rate consideration should be given to the effect of the significant depreciation of the real (18.1%) in the last quarter.

A.	Operating Results

Recent Developments

Acquisition of additional equity interest in Aracruz

On January 20, 2009, VCP announced the conclusion of negotiations with the controlling shareholders of Arapar S.A. (“Arapar”) and members of the Lorentzen, Moreira Salles and Almeida Braga families (the “Families”) to acquire 127,506,457 common shares issued by Aracruz, representing approximately 28% of the voting capital of Aracruz.  The purchase price of R$2,710 million is payable in six semi-annual installments as follows: (i) R$ 500 million was paid in cash on January 21, 2009; (ii) R$ 500 million is due on July 5, 2009, of which R$ 400 million will be paid in cash, and the remaining R$ 100 million could be credited in favor of the Families against VCP to be used as payment for preferred shares issued by VCP in a capital increase; (iii) R$ 500 million will be paid in cash on January 5, 2010; (iv) R$ 500 million will be paid in cash on July 5, 2010; (v) R$ 410 million will be paid in cash on January 5, 2011; and (vi) R$ 300 million will be paid in cash on July 5, 2011.

On March 5, 2009, VCP entered into an agreement with Messrs. Joseph Yacoub Safra and Moise Yacoub Safra (“Safra Family”), to acquire an additional 127,506,457 common shares of Aracruz, representing another 28.03% of Aracruz’s voting capital, as a result of Arainvest’s exercise of tag-along rights in connection with the transaction carried out with the Families.  The purchase price is of R$ 2,710 million and will be paid in six tranches pursuant to a schedule similar to that applicable to the Families.  The acquisition of the Safra Family interest in Aracruz was closed by the end of April 2009.  At that time, VCP owned approximately 84.09% of Aracruz’s voting capital, becoming the controlling shareholder of Aracruz.

The nominal value of the total transaction is R$5,420 million and its present value is the equivalent of approximately R$4,700 million.

Pursuant to Brazilian law, we have registered with the CVM a Public Purchase Offer for the acquisition of the remaining outstanding common shares of Aracruz, for a value equal to 80% of the price per share agreed with both the Families and the Safra Family, and to be paid upon the same terms and conditions as agreed with both the Families and the Safra Family.  On June 1, 2009 VCP published the Public Purchase Offer for the acquisition of the remaining outstanding common shares of Aracruz and the offer is open from June 2, 2009 until July 1, 2009.

Aracruz’s preferred shares are traded in the NYSE in the form of ADSs under the symbol “ARA” and the company files periodic information with the SEC, including annual reports.

Increase of VCP’s corporate capital

Concurrently with the acquisition of the additional equity interest in Aracruz, an Extraordinary Shareholders Meeting of the Company was held on February 6, 2009, which contemplated management’s proposal to increase capital by up to R$4,254 million, with the issuance of up to 223,047,368 new shares, of which 62,105,263 would be common shares and up to 161,789,474 preferred shares at a unit price of R$19 per share, via a private subscription.

The issuance price corresponds to the value of the average market price of VCP shares traded on the stock exchange during the period beginning December 2, 2008 through and including January 16, 2009 as increased by a premium of 11.78%, which represented in the opinion of the Company’s management, the value of the new shares to be issued.  At this Extraordinary Shareholder Meeting, management’s proposal was approved as presented, with the aforementioned capital increase to be subscribed and paid in the following manner:

(i)
VID subscribed to, via the exercise of its preemptive right, 62,105,263 common shares with a total value of R$1,180 million that was paid via the utilization of R$1 billion of previously issued Advances for Capital Increases and the remaining R$180 million in money;

(ii)
BNDESPar, holder of 56,880,857 common shares of Aracruz subscribed the equivalent of R$828 million for 43,588,699 preferred shares of VCP, utilizing its common shares of Aracruz, which received and subscribed at a unit price of R$14.56.  The shares of VCP were issued at a unit price of R$19.00;

(iii)
BNDESPar subscribed to 95,789,517 preferred shares of VCP for a value of R$1,820 million, requiring VID to transfer to BNDESPar, the preemptive right to subscribe to these preferred shares that remain after the subscription;

(iv)
The remaining shareholders of Aracruz, holders of outstanding and in circulation common shares, had the right to subscribe using these common shares of Aracruz, which received at a unit value of R$14.56.  The exchange of these shares for preferred shares of VCP was at the per unit value of R$19.00 and the difference was subscribed in money and none of such shareholders elected to subscribe;

(v)	The Families and Safra Family subscribed preferred shares of VCP totaling a value of R$90 million each.

The above capital subscriptions made on April 30, 2009 were ratified at an Extraordinary Shareholder Meeting’s of VCP on May 27, 2009.  See “Item 7.A Major Shareholders”.

After completion of the capital increase, our controlling shareholder VID and BNDESPar on May 5, 2009 executed a shareholders’ agreement which provides that (a) 21.04% of the total capital of VCP held by BNDESPar will be bound to the agreement for 3 years after its execution, such that BNDESPar and VID will together hold at least 50.1% of the voting capital of VCP during this period; (b) the approval of certain matters will depend on the affirmative vote of BNDESPar; (c) between the 3rd and 5th year after its execution the shareholders’ agreement will subject only 10.94% of the shares held by BNDESPar to the terms of the agreement; and (d) from June 2014 onwards none of the BNDESPar shares will be bound by the terms of the agreement.  See “Item 10. Additional Information – C Material Contracts – Shareholders’ Agreement of Aracruz”.

Conversion of preferred shares into common shares

On May 30, 2009, at an Extraordinary Shareholder Meetings of VCP, the conversion of its preferred shares into common shares at the exchange ratio of 0.91 common shares for one preferred share (VCP Conversion) was ratified and, thereafter, subsequently ratified by a majority of the company’s preferred shareholders at a Special Meeting held on the same day.  Preferred shareholders who do not wish to their shares to be converted have a 30-day period that ends on July 2, 2009, to inform the company that they, instead of converting their shares, choose to redeem the shares for the respective book value per share.  If a significant amount of VCP preferred shareholders choose to exercise this appraisal right, the conversion of VCP preferred shares into common shares may be cancelled.  If the conversion occurs, VCP’s capital stock will consist only of common shares.  VCP’s ADSs will represent common shares.

In addition, also on May 30, 2009, the common shareholders of Aracruz convened at an Extraordinary Shareholder Meeting and voted to approve a recapitalization of Aracruz consisting of the conversion of Aracruz’s Class A Preferred and Class B Preferred Shares into common shares of Aracruz at the ratio of 0.91 common share for each and every one of Aracruz’s Class A Preferred and Class B Preferred Shares (Aracruz Conversion).  Pursuant to the Brazilian Corporate Law, corporate transactions that alter the features of a company’s class of shares, including the Aracruz Conversion, must be approved by Aracruz’s common shareholders and ratified by holders of a majority of the issued and outstanding class of the affected stock, voting as separate classes.

The Class A Preferred and Class B Preferred Shareholders of Aracruz were invited, on first call, to convene at Special Shareholder Meetings of Preferred Shareholders of Aracruz scheduled for May 30, 2009 to deliberate on the Aracruz Conversion.  However, the required quorum under the Brazilian Corporate Law to convene the May 30 Special Meetings was not obtained.

As a result, on June 19, 2009 Aracruz published a second call for Special Shareholder Meetings of Preferred Shareholders of Aracruz to be held on July 10, 2009 in order to submit the Aracruz Conversion to the approval of holders of Aracruz’s Class A Preferred and Class B Preferred Shares.

Although the common shareholders of Aracruz have already voted in favor of the Aracruz Conversion at the May 30, 2009 Extraordinary Shareholder Meeting, their resolution does not by itself have the power, under the Brazilian Corporate Law, to convert Aracruz’s Class A Preferred or Class B Preferred Shares into Aracruz common shares.  In order for the Class A Preferred and Class B Preferred Shares of Aracruz to be converted into Aracruz common shares, both the Class A Preferred and B Preferred Shareholders must approve the Aracruz Conversion at the Special General Meetings voting as separate classes.  If only one of the classes of Aracruz’s Preferred Stock approves the Aracruz Conversion, that class will not be converted into Aracruz common shares unless the other class of Aracruz’s Preferred Stock also approves this transaction.

If the Aracruz Conversion is not ratified by Aracruz’s preferred shareholders at the Special General Meetings, we may evaluate alternative methods of effecting the corporate reorganization following our acquisition of additional interest in Aracruz, if at all.

Merger of shares issued by Aracruz into VCP

As part of the corporate reorganization following our acquisition of additional interest in Aracruz, our management and Aracruz’s management intend to call an Extraordinary Shareholder Meeting of each company to vote a business combination under the Brazilian Corporate Law known as a merger of shares (incorporação de ações).  Pursuant to the merger of shares, subject to the approval of both companies’ common shareholders, all the issued and outstanding Aracruz shares not held by VCP will be exchanged for VCP common shares (assuming the VCP Conversion).

As in most corporate actions submitted to a vote of a corporation’s shareholders, under the Brazilian Corporate Law the preferred shares of either the acquirer or the target of a merger of shares do not have voting rights in connection with this corporate action.

The merger of shares is not an exchange offer, since, if the transaction is approved, Aracruz shareholders will not have the option to hold on to their Aracruz shares.  They will either agree to have their Aracruz shares exchanged for VCP common shares or exercise appraisal rights, to the extent available, as further explained below.

Set forth below is a diagram that illustrates the effect of the merger of shares, if approved and consummated, to the capital structure of VCP.

Proposed Merger of shares (1) (2) (3)

(1)	Ownership interests in VCP assume the consummation of the VCP Conversion with VCP shareholdings as of May 29, 2009.
(2)	Ownership interests in Aracruz assume the approval and consummation of the Aracruz Conversion with shareholdings as of May 29, 2009.
(3)	Amounts of shareholders’ equity participation will be dependent on various factors, including the exercise of appraisal rights.

A - Exchange Ratio

The exchange ratio for the merger of shares will be 0.1347 VCP common share (assuming the VCP Conversion is consummated) for each and every one of Aracruz common shares (assuming the Aracruz Conversion is approved and consummated).  If the Aracruz Conversion is not approved or consummated, the structure of the merger of shares Merger could be altered (if not cancelled) to provide for the exchange each class of Aracruz’s stock (common, Class A Preferred and Class B Preferred) for shares of VCP.  If this were to occur, the 0.1347 merger of shares exchange ratio would be adjusted, so that a new ratio to exchange Aracruz Preferred Shares for VCP common shares (assuming the VCP Conversion is consummated) would take into account the effect of the application of the Aracruz Conversion exchange ratio of 0.91 Aracruz common share for each and every one of Aracruz’s preferred shares, which effect would have resulted had the Aracruz Conversion been approved and consummated.

B - Special Independent Committees

In 2008, the CVM approved Practice Bulletin (Parecer de Orientação) No. 35 which provided certain guidelines to management of controlling and controlled companies in the negotiation of business combinations, including negotiations of stock swap mergers, involving those companies.  CVM Practice Bulletin No. 35 sets forth some procedures that, without the exclusion of others, might serve to contribute to the protection of the target’s minority shareholders in business combinations, including stock swap mergers.  One such procedure is for each affiliated company involved in a merger to establish certain special independent committees, or Special Independent Committees, comprised, entirely or in part, of independent members who will help negotiate the transaction and make recommendations to the boards of directors of each company.

In connection with the merger of shares, VCP and Aracruz formed such Special Independent Committees comprised entirely of independent members who helped the boards of directors of each company negotiate and make recommendations in respect of the merger of shares and related exchange ratio.

The VCP Special Independent Committee and the Aracruz Special Independent Committee prepared reports on the terms of the merger of shares, including its related exchange ratio, that were submitted to the boards of directors of each company.  As a result, on June 1, 2009, separate meetings of the boards of directors of Aracruz and VCP were convened to analyze the recommendations made by the Special Independent Committees of each company with respect to the merger of shares.

After (i) having been made aware of the discussions between the VCP Special Independent Committee, and the Aracruz Special Independent Committee (ii) having examined the reports submitted by those committees; and (iii) having discussed the conclusions of those committees among themselves, the boards of directors of VCP and Aracruz unanimously decided to set the exchange ratio for the merger of shares at 0.1347 VCP common share for each and every one of Aracruz’s common shares.

The unanimous decisions of each of the boards of directors of VCP and Aracruz were essentially based upon the following:

•
the VCP Special Independent Committee considered an exchange ratio ranging between 0.0924 and 0.1347 VCP common share for each and every one of Aracruz’s common shares to be appropriate, while the Aracruz Special Independent Committee proposed an exchange ratio ranging between 0.1342 and 0.1473 VCP common share for each and every one Aracruz’s common shares;

•
given the proposed exchange ratios stated above, the Special Independent Committees of each company agreed on an exchange ratio between 0.1342 and 0.1347 VCP common share for each and every one of Aracruz’s common shares;

•
in its report, the Aracruz Special Independent Committee suggested that, within the range it considered acceptable, the exchange ratio should be fixed at 0.1384 VCP common share for each and every one of Aracruz’s common shares;

•	however, the suggestion of the Aracruz Special Independent Committee stated above was not within the acceptable range set by the VCP Special Independent Committee; and

•
considering the rationales presented by the Special Independent Committees and the acceptable exchange ratio ranges recommended by the Special Independent Committees, the Boards of Directors of VCP and Aracruz agreed to set an exchange ratio as close as possible to the range suggested by the Aracruz Special Independent Committee but, at the same time, within the limits set by the VCP Special Independent Committee.  Therefore, the Directors of VCP and Aracruz decided to set the exchange ratio for the merger of shares at 0.1347 VCP common share for every Aracruz common share, since this exchange ratio complies with the recommendations of both Special Independent Committees.

In connection with conversions and merger of shares, Brazilian Corporate Law does not (1) establish any specific minimum or maximum exchange ratio, (2) require that the boards of directors of any of the involved companies formally determine that the terms of those transaction as a whole are “fair,” either procedurally or financially, to its non-controlling shareholders, (3) require the formation of any special independent committee or otherwise that the involved companies alter their corporate governance rules or (4) impose any prohibition or limitation on the voting rights of controlling shareholders.

In addition, while the Special Independent Committees were appointed in compliance with one of the procedures recommended by CVM Practice Bulletin No. 35 and took an active role in assisting in the negotiation of the financial terms of the merger of shares and advising the Boards of Directors of VCP and Aracruz, U.S. holders of VCP shares and ADS holders should bear in mind that the role of these Special Independent Committees differs in certain respects from that of a traditional special committee appointed by a U.S. company in connection with a transaction similar to the merger of shares. In particular, while the Special Independent Committees were involved in the process of establishing the merger of shares exchange ratio, they did not, however, determine such ratios as such determination is to be made by the Boards of Directors.

C - Quorum

Under the Brazilian Corporate Law, quorum to convene an Extraordinary Shareholder Meeting of VCP to deliberate on the merger of shares is at least 25% of the issued and outstanding VCP common shares.  A favorable vote of the majority of VCP common shareholders present at a duly convened Extraordinary Shareholder Meeting to decide on the merger of shares will approve this corporate action.  It is expected that the merger of shares would be approved at an Extraordinary Shareholder Meeting of VCP, as VID and BNDESPar have indicated to VCP that they would vote in favor of the merger of shares.

Under the Brazilian Corporate Law, quorum to convene an Extraordinary General Shareholder Meeting of Aracruz to deliberate on the merger of shares and approve this corporate action is at least 50% of the issued and outstanding Aracruz common shares.  Assuming the Aracruz Conversion is approved and consummated, we would own approximately 44.8% of Aracruz’s common shares and would vote in favor of the merger of shares.  Therefore, assuming the Aracruz Conversion is approved, a favorable vote of Aracruz common shareholders owning approximately and additional 5.2% plus one of Aracruz’s common shares would be required to approve the merger of shares at the Aracruz Extraordinary Shareholder Meeting.

D - Appraisal Rights

Under the Brazilian Corporate Law, target shareholders who do not vote in favor of the merger of shares, including those who abstain from voting or do not attend the relevant Extraordinary Shareholder Meeting, as well as target preferred shareholders, are entitled to exercise appraisal rights, which, under the Brazilian Corporate Law, is generally paid at book value.

However, under the Brazilian Corporate Law a class of shares that meets certain dispersion and liquidity criteria set forth under the law will not entitle their holders to appraisal rights in respect of corporate resolutions that approve a stock swap merger.  Of Aracruz’s three classes of shares (common, Class A Preferred and Class B Preferred), only the Class B Preferred currently meet the liquidity and dispersion criteria set forth under the Brazilian Corporate Law.  As the Aracruz Conversion has not yet been approved, it is not possible to determine at this time whether the Aracruz common shares following this corporate action would still meet the dispersion and liquidity criteria of the Brazilian Corporate Law, such as Aracruz’s Class B Preferred Shares currently do.  If, following the Aracruz Conversion, the Aracruz common shares meet those criteria, then none of the Aracruz shareholders, including its ADS holders, would be entitled to appraisal rights in connection with the merger of shares.  If, on the other hand, the Aracruz common shares are unable to meet those criteria following the Aracruz Conversion, then all of Aracruz’s shareholders, including its ADS holders, will be entitled to appraisal rights in connection with the merger of shares at an appraisal price to be announced by Aracruz in due course.

In addition, under the Brazilian Corporate Law, even if the merger of shares is approved, our management may call another Extraordinary Shareholder Meeting following the approval of the merger of shares to submit to the vote of our common shareholders a proposal to reconsider and, as the case may be, cancel the merger of shares if, at the discretion of our management, the amount that would have to be paid by the entity resulting from the merger of shares in respect of appraisal rights could, in the opinion of our management, jeopardize our financial situation.

Adhesion to Novo Mercado

Within 270 days after the conclusion of the merger of the shares of Aracruz by VCP, VID intends to cause VCP to become a member of the Novo Mercado segment of BOVESPA, modifying its statutes to the Regulations for Listing on the Novo Mercado, unless said membership would result in VCP being required to pay withdrawal rights to shareholders; in that circumstance, the membership would be postponed until such time as withdrawal rights are no longer applicable.

Results of operations

The following table sets forth certain items derived from our statements of operations for the years indicated:

	Year ended December 31,
	2008		2007		2006
	(US$ in millions)
Net operating revenue	US$	1,366	US$	1,333	US$	1,317
Cost of sales		(934)		(887)		(813)
Gross profit		432		446		504
Selling and marketing expenses		(143)		(138)		(136)
General and administrative expenses		(72)		(64)		(63)
Other operating income (expenses), net		(17)		942		(20)
Operating income	US$	200	US$	1,186	US$	285

The following table sets forth certain items derived from our statements of operations as a percentage of net operating revenue for the years indicated (certain totals may not add due to rounding):

	Year ended December 31,
	2008	2007	2006
Net operating revenue	100%	100%	100%
Cost of sales	(68)	(67)	(62)
Gross margin	32	33	38
Selling and marketing expenses	(10)	(10)	(10)
General and administrative expenses and other operating expense, net	(5)	(5)	(5)
Operating income	15	89	22
Financial income	10	18	13
Financial expenses	(17)	(11)	(11)
Foreign exchange gains (losses) and unrealized gains (losses) on swaps and trading securities, net	(43)	16	(4)
Income tax benefit (expenses)	14	(29)	(4)
Equity in earnings (losses) of affiliates	(10)	8	6
Net income.(loss)	(30)%	92%	28%

We operate in two business segments:  pulp and paper, which together account for 100% of our sales.  The following table sets forth, by reportable segment, our net operating revenue as determined in accordance with U.S. GAAP:

	Year ended December 31,
	2008		2007		2006
Pulp:
Volumes (in tons)
Domestic		289,256		227,756		109,683
Export		911,511		869,897		832,121
Total		1,200,767		1,097,652		941,804
Average prices (U.S. dollars per ton)
Domestic	US$	590	US$	533	US$	500
Export	US$	661	US$	615	US$	559
Net operating revenue (in thousands of US$)
Domestic		170,759		121,411		54,884
Export		602,600		535,277		465,033
Total		773,359		656,689		519,916

Paper:
Volumes (in tons)
Domestic
Uncoated printing and writing		121,194		158,405		245,179
Coated printing and writing		98,271		129,025		126,213
Chemical / Special		126,265		114,407		110,162
Export
Uncoated printing and writing		41,799		81,329		169,806
Coated printing and writing		2,706		15,891		17,839
Chemical / Special		453		279		395
Total		390,688		499,336		669,594
Average prices (in US$ per ton)
Domestic	US$	1,591	US$	1,462	US$	1,308
Export	US$	955	US$	908	US$	888
Net operating revenue (in thousands of US$)
Domestic		550,163		587,464		629,950
Export		42,928		88,513		166,988
Total		593,090		675,976		796,938

Combined:
Volumes (in tons)
Domestic		634,986		629,592		591,237
Export		956,469		967,396		1,020,161
Total		1,591,455		1,596,988		1,611,398
Average prices (in US$ per ton)
Domestic	US$	1,135	US$	1,126	US$	1,158
Export	US$	675	US$	645	US$	619
Net operating revenue (in thousands of US$)
Domestic		720,922		708,875		684,833
Export		645,527		623,790		632,021
Total		1,366,449		1,332,665		1,316,854

Year ended December 31, 2008 compared to year ended December 31, 2007

Introduction

During the first half of 2008, the pulp market conditions were favorable with robust demand, particularly in China and Europe, and reduced supply on low world inventories, few capacity additions, environmental issues, shortage of wood and closures of high cost capacity.  In addition, the price differential between softwood and eucalyptus pulp price remained at about US$ 100/ton during the first half of the year, thereby reinforcing the substitution process from softwood to hardwood from both the clients of and producers with swing mills.  As a result, pulp prices increased until July.  On the paper side, market conditions were marked by higher competition in local market, mainly from imports, due to the appreciation of the real against the US dollar through early August, resulting in lower local prices.  Additionally, the stronger exchange rate reduced export margins and forced local paper producers to shift exports to the local market, increasing supply and competition in this market.  But after August, a demand slowdown resulted in several individual decreases in pulp list prices of US$20/ton in Europe and North America, and US$30/ton in Asia, reducing the implemented increases of the first half of this year.  Final list prices at December 31, 2008 were US$680/ton in North America, US$600/ton in Europe and US$480/ton in Asia.  Even with this reduction, the average list price was higher than the previous year.

 Due to the depreciation of the real beginning in September 2008 paper notebook exports sales dropped and, as a result, competition for notebook sales increased in the local market.  During the second half of the year, it is historically normal to see an increase in paper demand when compared to the first half of the year.  This result is attributed to a larger number of advertising campaigns (more commemorative dates and end of year celebrations) and the notebook segment beginning production and increasing inventories for the upcoming school year.  In addition, a Federal Government program that distributes books to students who need assistance began.  These factors, which contributed to the growing domestic consumption for paper products, did not result in increased volumes of paper sales, since the appreciation of the real through August 2008 caused intense competition from imported products.  The depreciation of the real beginning in September 2008 has recently resulted in reduced competition from imported products.

The annual average real exchange rate was R$ 1.8346 to US$ 1.00 in December 31, 2008, compared to R$ 1.9501 to US$ 1.00 in the same period in 2007, an appreciation of 6%.  See “Item 5—Operating and Financial Review and Prospects—Overview— Brazilian economic environment.”

Net operating revenue

Net operating revenue increased by 2% to US$ 1,366 million in December 31, 2008 from US$ 1,333 million in December 31, 2007, with an increase in average price of 3% and stable sales volumes.  The steadiness of volume was attributable to lower paper sales derived from the paper asset divestments during the year, offset by the higher efficiency in pulp production at both Jacareí and Ripasa units.  On the price side, international pulp and paper prices increased while local prices increased in U.S. dollars due to the appreciation of the real against the US dollar through early August.  Sales volume totaled 1,591,455 tons for the period ended December 31, 2008 from 1,596,988 tons for the period ended December 31, 2007.  Approximately 53% of VCP’s net operating revenue was made in the domestic market for the years ended December 31, 2008 and 2007.  VCP’s revenue mix for the year ended December 31, 2008 was 43% for paper and 57% for pulp consistent with the 51% and 49%, respectively, for the year ended December 31, 2007.

Pulp.  In the pulp segment, sales volume increased by 9% to 1,200,767 tons for the year ended December 31, 2008 from 1,097,652 tons for the year ended December 31, 2007.  The increase in volume was due to greater market pulp production at the Jacareí mill, to new volumes from Conpacel and due to the Ahlstrom and Mogi paper asset divestments, whose integrated pulp became market pulp.  Net operating revenue attributable to pulp increased by 18% to US$ 773.4 million for the year ended December 31, 2008 from US$ 656.7 million for the year ended December 31, 2007.  This increase was due to the additional sales volume and to the 8% higher average prices of pulp.  Pulp exports constituted 78 % and 76% of revenues and sales volume, respectively, of pulp for the year ended December 31, 2008 compared to 82% and 79% for the year ended December 31, 2007.  In the domestic market, the volume of pulp sold increased 27% to 289,256 tons.  This increase was mainly due to the additional volumes of Ripasa and to the integrated pulp that became market pulp after the paper assets were restructured.

Paper.  In the paper segment, total volumes decreased by 22% for the year ended December 31, 2008, driven mainly by the Luiz Antonio asset exchange and by the volumes allocated to the Ahlstrom joint venture at the Jacareí mill.  Export volumes decreased by 54% to 44,958 tons for the year ended December 31, 2008 compared to the year ended December 31, 2007 while domestic volumes declined 14% to 345,730 tons in the same period.  Net operating revenue attributable to paper decreased by 12% to US$ 593.1 million for the year ended December 31, 2008, from US$ 676.0 million for the year ended December 31, 2007, boosted by a 12% increase in the average price of paper.  The domestic market accounted for 93% of paper revenues for the year ended December 31, 2008 compared to 87% for the year ended December 31, 2007.

Cost of sales

Cost of sales increased by 5% to US$ 934 million for the year ended December 31, 2008 from US$ 887 million for the year ended December 31, 2007.  This increase was mostly due to the negative impact of a stronger real through early August on VCP’s costs denominated in reais, an increase in labor costs, higher costs related to the purchase and resale of the products from Conpacel and greater mix of high value added products whose pulp is purchased at the market prices.  These variations were partially offset by productivity gains and cost savings.  For the same reasons, VCP’s gross margin decreased to 32% for the year ended December 31, 2008 compared to 33% for the year ended December 31, 2007, partially offset by higher average prices.

Selling and marketing expenses

Sales expenses increased by 4% to US$ 143 million for the year ended December 31, 2008.  This increase resulted mainly from the higher sales in the domestic market which are denominated in local currency, partially offset by lower logistics expenses, particularly of paper exports.  As a percentage of net operating revenue, sales expenses however remained stable at 10% when compared to the year ended December 31, 2007.

General and administrative expenses

General and administrative expenses increased by 13% to US$ 72 million for the year ended December 31, 2008.  The increase was mainly attributable to expenses with corporate reorganization of US$ 4 million.  As a percentage of net operating revenue this expenses remained stable at 5% when compared to the year ended December 31, 2007.

The corporate reorganization that occurred during the fourth quarter with the objective to adjust VCP to the global economy slowdown scenario resulted in additional, non-recurring administrative expense of about US$ 4.4 million.

Other operating expenses (income), net

Other net operating expenses totaled US$ 17 million for the year ended December 31, 2008 compared to net operating income of US$ 942 million for the year ended December 31, 2007.  This variation is due solely to the inclusion of the pre-tax gain of US$ 955 million on the 2007 related to the asset exchange of the Luiz Antonio mill. See Note 4(b) to our audited consolidated financial statements.

Operating income

Operating income decreased to US$ 200 million for the year ended December 31, 2008 from US$ 1,186 million for the year ended December 31, 2007.  This decrease was primarily due to the inclusion of the non-recurring gain on the 2007 related to the asset exchange of Luiz Antonio mill.  See Note 4(b) to our audited consolidated financial statements.

Pulp (including intersegment transactions at market values).  Operating income attributable to pulp increased by 1% to US$ 143 million for the year ended December 31, 2008 from US$ 142 million for the year ended December 31, 2007.  This increase was primarily due to the adverse effect of the currency depreciation through early August on production costs, which are mostly denominated in local currency.  The increase was also helped by higher volumes which increased 9% compared to the year ended December 31, 2007 and higher sales prices which increased 8% over the year ended December 31, 2008.

Paper (including intersegment transactions at market values).  Operating income attributable to paper decreased by 36% to US$ 57 million for the year ended December 31, 2008 from US$ 89 million for the year ended December 31, 2007.  This decrease was primarily due to 22% lower sales volume, partially offset by 12% higher sales price, mainly in the domestic market which was driven by high value-added papers mix.

Financial income

Financial income decreased by 37% to US$ 149 million for the year ended December 31, 2008 from US$ 236 million for the year ended December 31, 2007.  The decrease was primarily due to the reduction of the financial income accrued from the funds in the Trustee ( See “Item 4A—Information on VCP—History and Development of VCP.”) to be applied to the Projeto Horizonte in 2007, also due to lower amount of cash investments in local currency,

Financial expenses

Financial expenses increased to US$ 227 million for the year ended December 31, 2008 from US$ 145 million for the year ended December 31, 2007.  The increase was primarily due to real depreciation against the U.S. dollar from early August to December 31, 2008, based on our debts amounts denominated in dollars.

Foreign exchange gain (loss) and unrealized gain (loss) on swaps and trading securities, net

Foreign exchange losses amounted to US$ 593 million for the year ended December 31, 2008 from US$ 214 million gains for the year ended December 31, 2007.  This result was primarily due to the impact of the depreciation of the real against the U.S. dollar from early August to December 31, 2008 on our sale of non-deliverable forwards, swaps and target forwards derivative instruments.  The losses recorded on foreign-currency based transactions are translated to U.S. dollars and reported in VCP’s statement of operations.

Income tax benefit (expenses)

For the year ended December 31, 2008, VCP recorded an income tax benefit of US$ 198 million compared to an expense of US$ 383 million for the year ended December 31, 2007.  The benefit was mainly due to the recognition of deferred income tax benefits on tax loss carryforwards and on temporary differences related to foreign exchange gains and losses, which are taxed on a cash basis.  The effective tax rate was (42%) for the year ended December 31, 2008, generated mainly by the equity in earnings (losses) of affiliates and by the differences in foreign income tax rates, which are considered permanent differences, compared to 26% for the year ended December 31, 2007.

Equity in earnings (losses) of affiliates

VCP recorded losses of affiliates in the total amount of US$ 132 million for the year ended December 31, 2008 against earnings of US$ 113 million for the year ended December 31, 2007.  This decrease was mostly due to Aracruz’s losses in the total amount of US$ 1,239 million, mainly due to derivatives loss.

Net income (loss)

As a result of the foregoing, VCP recorded a loss of US$ 405 million for the year ended December 31, 2008 compared to net income of US$ 1,221 million for the year ended December 31, 2007.

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

Net operating revenue

Net operating revenue increased by 1% to US$ 1,333 million in 2007 from US$ 1,317 million in 2006, with an increase in average price of 2% and a decrease in overall sales volumes of 1%.  The volume reduction was attributable to lower paper sales derived from the paper asset divestments during the year, partially offset by the higher efficiency in pulp production at both our Jacareí and Conpacel (formerly Ripasa) units.  On the price side, international pulp and paper prices rose while local prices increased in U.S. dollars due to the exchange rate appreciation.  Sales volume totaled 1,597,988 tons in 2007 from 1,611,398 tons in 2006.  Approximately 53% of our net operating revenue in 2007 was made in the domestic market compared to 52% in 2006.  Our revenue mix in 2007 was 51% for paper and 49% for pulp compared to 61% and 39%, respectively, in 2006.

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

General and administrative expenses

General and administrative expenses increased by 2% to US$ 64 million in 2007, maintaining the 5% level of net revenue compared to 2006.  The increase was mainly attributable to the negative effect of the appreciation of the real on our expenses denominated in local currency, in addition to increases in wages and partially offsetting fixed cost reductions.

Other operating expenses (income)

Other operating income totaled US$ 942 million, compared to a net expense of US$ 20 million in 2006.  This change is primarily explained by the gain on the asset exchange of the Luiz Antonio mill.  See Note 4b – Notes to the Consolidated Financial Statements as of December 31, 2007.

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

Financial income

Financial income increased by 42% to US$ 236 million in 2007 from US$ 166 million in 2006.  The increase was primarily due to the financial income accrued from the funds in the Trustee Bank to be applied to the Project mill (See Note 4b—Notes to the Consolidated Financial Statements as at December 31, 2007) of US$ 124 million, partially offset by the impact of lower Brazilian interest rates on cash investments in local currency.  Additionally, the 2006 income was positively affected by the reversal of US$ 43 million related to PIS/COFINS tax provisions on financial income.

Financial expenses

Financial expenses decreased to US$ 145 million in 2007 from US$ 148 million in 2006.  The decrease was primarily due to lower financing costs derived from the “investment grade” ratings by Standard and Poor’s, Moody’s and Fitch (the latter downgraded to below investment grade on February 2, 2009), partially offset by higher indebtedness.

Foreign exchange gain (loss) and unrealized gain (loss) on swap, net

Foreign exchange gains amounted to US$ 214 million in 2007, from a US$ 4 million loss in 2006.  This result was primarily due to the impact of the appreciation of the real against the U.S. dollar over financial exposure to the U.S. dollar.  The gains (losses) recorded on foreign-currency based transactions, which are mainly U.S. dollar denominated debt or gains (losses) from cross-currency interest rate swap contracts, are translated to U.S. dollars and reported in our statement of income.

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

Equity in earnings of affiliates

The equity in earnings of affiliates increased to US$ 113 million in 2007 from US$ 77 million 2006.  This increase was mostly due to a non-taxable gain of US$ 48 million generated by the Ahlstrom VCP transaction.  See Note 4(d) Notes to the Consolidated Financial Statements as at December 31, 2007.

Net income

As a result of the foregoing, net income increased by 228% to US$ 1,221 million in 2007 compared to US$ 372 million in 2006.

B.	Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity have historically been represented by cash generated from operations and short-term and long-term borrowings.  We believe these sources will continue to be adequate to meet our currently anticipated use of funds, which include working capital, investment in capital expenditures and debt repayments.

We have historically made capital investments in order to, among other things, increase our production and modernize our facilities.  We also review acquisition and investment opportunities.  We may fund these investments through internally generated funds, the issuance of debt or equity or a combination of these methods.

At December 31, 2008, our cash and cash equivalents (which exclude available for sale securities and unrealized gains from swaps) decreased to US$ 280 million (US$ 565 million at year-end 2007) primarily due to their use in financing the continuing capital expenditure disbursements related principally to the Três Lagoas mill.

At December 31, 2008, we had US$ 40 million (of a total of US$ 323 million) in deposits and investments with our affiliate, Banco Votorantim S.A.  See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 13 to our audited consolidated financial statements.  At year-end 2007 we had approximately US$ 34 million (of a total of US$ 741 million) in deposits and investments with our affiliate, Banco Votorantim S.A.

At December 31, 2008, our cash, cash equivalents trading and available for sale securities (current portion) were US$ 323 million (US$ 741 million at year-end 2007), of which US$ 234 million (US$ 420 million at year-end 2007) were denominated in reais.

At December 31, 2008, our balance sheet presented a negative working capital balance of US$ 337 million compared to a positive working capital balance of US$ 446 million at year-end 2007, but we do not expect to have any difficulty in meeting our short-term obligations due to capital increases occurred in early 2009 as a result of the acquisition of an additional equity interest in Aracruz.  See “Item 5.A Operating Results – Recent Developments – Liquidity and Capital Resources”.

Aracruz suffered significant losses from financial instrument related to derivative instruments in 2008 and on May 13, 2009 concluded negotiations for the repayment of debts originating from these transactions.  Presented below is a summary of the terms and conditions of this agreement by Aracruz and its creditor banks:

A. Total amortization period of nine (9) years with a possibility of reduction to seven (7) years depending on the operating performance of the Aracruz and on the occurrence of certain liquidity events;

B. Amortization in semiannual installments starting on June 30, 2009 and then, beginning in 2010, installments at the end of each quarter;

C. Interest at three-month Libor plus an initial spread of 3.5% p.a. increased by semiannual charges of 0.25% p.a. beginning in 2010, resulting in a weighted average interest rate of Libor + 4.6% p.a.;

D. Collateral guarantees on rural and industrial assets of the Barra do Riacho Unit - ES; and

E. VCP’s pledge of 28% of Aracruz’s common shares.

We do not expect to have any difficulty in meeting our short-term obligations due to capital increases occurred in early 2009 in connection with the acquisition of an additional equity interest in Aracruz (see “Item 5.A Operating Results – Recent Developments”).

Sources of funds

Operating activities provided net cash flows of US$ 388 million in 2008 compared to US$ 333 million in 2007 and US$ 382 million in 2006.

Financing activities, which include short-term and long-term secured and unsecured borrowings and debt repayments, generated positive net cash flow of US$ 116 million in 2008, negative of US$ 113 million in 2007 and US$107 million in 2006.

At December 31, 2008, our gross debt totaled US$ 2,087 million; of this amount, long-term debt represented 56% (excluding current portion) in 2008 compared to 77% in 2007.  Approximately 88 % of our debt was denominated in foreign currencies.  At December 31, 2008, our net debt increased to US$ 1,764 million from US$ 823 million posted on December 31, 2007.

At December 31, 2007, our gross debt totaled US$ 1,564 million; of this amount, long-term debt represented 77% (excluding current portion) in 2007 compared to 73% in 2006.  Approximately 90% of our debt was denominated in foreign currencies.  At December 31, 2007, the net debt increased to US$ 823 million from US$ 771 million posted on December 31, 2006.  When including 50% of Conpacel’s net debt, our net debt amounted to US$ 935 million on December 31, 2007 and we maintained our net debt ratio at approximately two times EBITDA (investment grade) and 21% of its shareholder’s equity.

Uses of funds

Investing activities, including production capacity increases in Jacareí mill, the development of forestry assets (land acquisition, planting and forest maintenance) and other capital expenditures consumed cash in investing activities of US$ 113 million in 2006, US$ 145 million in 2007 and US$ 507 million in 2008.  The increase in 2008 was mainly due to Projeto Horizonte.

Debt

At December 31, 2008, our total debt was US$ 2,087 million, consisting of US$ 928 million in short-term debt (44% of total debt), including the current portion of long-term debt and represented an increase of US$ 561 million on the debt recorded at December 31, 2007.  At December 31, 2007, our total debt was US$ 1,564 million, consisting of US$ 367 million in short-term debt (23% of total debt), including the current portion of long-term debt and represented an increase of US$ 23 million on the debt recorded at December 31, 2006.

Most of our U.S. dollar-denominated borrowings are either advances made in respect of our export sales or international capital market borrowings which have lower interest rates compared to domestic financings.  In 2007 and 2008 our outstanding borrowings with BNDES was at US$ 181 million and US$ 120  million, respectively out of which US$ 140 million and US$ 97 million in 2007 and 2008, respectively, represented the long-term financing, US$ 38 million lower than the amount at December 31, 2007.

Export credits (prepayment)

In September 2008, VCP recorded its 50% share of the Conpacel’s loans which at September 30, 2008 totaled US$ 83 million comprising contracts for export prepayment (US$ 73 million) and import financing (US$ 10 million) which mature in 2012.  At December 31, 2008 the outstanding amount was US$ 62 million.

In May 2008, VCP signed an export prepayment contract with Nordea Bank AB for the aggregate amount US$ 50 million at LIBOR plus 0.68% p.a. Payments are due through 2012 in installments to match export shipments.  The financings are guaranteed by export contracts.

In April 2008 VCP signed a bridge loan with ABN AMRO Bank NA in an aggregate amount of US$ 200 million at LIBOR plus 2% p.a. The financing matured on September 26, 2008, and was guaranteed by a security interest in financial assets.  The maturity date was renegotiated and deferred to March 24, 2010, indexed at LIBOR plus 5%.

In June 2007 we signed an Export Prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100 million at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments.  The financings are guaranteed by export contracts.

In September 2006 we signed an Export Prepayment Facility Agreement with a pool of banks (ABN AMRO Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$ 550 million at LIBOR plus 0.57%.  Payments are due from 2007 through 2014 in installments to match export shipments.  The financings are guaranteed by export contracts.  The proceeds of the Agreement were used to prepay various then outstanding Export Prepayment loans.

In July 2006, our wholly owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 million at LIBOR plus 0.57%.  Payments are due from 2007 through 2014 in installments to match export shipments.  The financings are guaranteed by export contracts.  The proceeds were used to purchase from the lender and convert into an inter-company loan various outstanding Export Prepayment loans.

Fixed-rate notes

On May 2008, we renewed a foreign-exchange denominated financing agreement with UNIBANCO - União de Bancos Brasileiros S.A. for the reais equivalent of US$ 50 million obtained for working capital purposes, which matures in 2009.

Voto-Votorantim III

In January 2004, VPAR, our ultimate controlling shareholder, formed Voto-Votorantim III, a company based in the Cayman Islands, for the sole purpose of raising funds.  Voto-Votorantim III issued US$ 300 million, 7.875% Bonds due 2014 in the international market.  We received 15% of the total amount originally issued US$ 45 million, and are the guarantors for this amount.

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

Voto-Votorantim IV

On June 24, 2005, Voto-Votorantim Overseas Trading Operations IV Limited, or Voto-Votorantim IV, a wholly owned subsidiary of VPAR, issued US$ 400 million of 7.75% Notes due 2020 that were placed with investors in North America, Europe, Asia and Latin America.  VCP is a guarantor of 50% of the 7.75% Notes due 2020 and in turn received US$ 200 million of the proceeds.  On September 6, 2005, we acquired a 50% equity interest in Voto-Votorantim IV and continue as the guarantor for 50% of these Notes.

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

BNDES

BNDES, the parent of BNDESPar, one of our principal shareholders, has been an important source of debt financing.  At December 31, 2008, the BNDES loans totaled US$ 120 million related to the capacity increase projects, all of which are denominated in reais.  The BNDES loans are secured by liens on property, plant and equipment, and a lien on certain land, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group.  The majority of our loans with BNDES bear interest are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor.  The remaining BNDES loans are indexed by the UMBNDES which is a weighted average exchange variation on a basket of currencies, predominantly U.S. dollars, held by BNDES.  At December 31, 2008, the TJLP was fixed at 6.50% per year, and during 2007 averaged 6.25% per year.

As of May 31, 2009, BNDES had lent approximately 10% of our financial indebtedness, and is expected to loan significant funds in the future. See below details on amount and maturities:

Index	US$ MM	Maturity
TJLP	103	2015
UMBNDES	17	2015
Bridge loan 16 % p.y	82	2009
Finame	9	2013
	209

For further information on the financing agreements with BNDES, see Exhibits 4.11 and 4.12 to this annual report.

Leasing

The Company signed capital leases agreement with the Bank Société Générale for the acquisition of machinery used to fell and harvesting trees in the total amount of US$ 50 million. The first tranche of US$ 3 million was released in September 2008 and matures in 2013.

On December 31, 2008, VCP recorded its 50% share of the Consortium pulp machine leasing liabilities that totaled US$ 22 million which mature in 2014.

Maturities

At December 31, 2008, the amount of our short-term debt (including current portion of our long-term debt) was US$ 928 million.  At December 31, 2008, the annual maturities of our long-term debt excluding current portion were as follows:

Year	Amount
(US$ in millions)
2010	196
2011	180
2012	225
2013	168
After 2013	390
Total	1,159

At December 31, 2008, all of our short-term debt related to trade financing was secured.  At December 31, 2008, the outstanding amount of that short-term debt was US$ 438 million, with a weighted average interest rate of 6.06%, compared to US$ 211 million at December 31, 2007, with a weighted average interest rate of 5.72%.

Covenants

Our long-term borrowings contain various covenants regarding compliance with certain financial ratios and other restrictions.  At December 31, 2008, the Company was not in compliance with covenants on certain loan agreements as a result of a proportional consolidation of Aracruz based on Brazilian GAAP, plus Três Lagoas project investments and the devaluation of the real. See Note 9(a) and 12(i) to the consolidated financial statements and “Item 5 – Management Discussion and Analysis – Year ended December 31, 2008 compared to year ended December 31, 2007 - Equity in earnings (losses) of affiliates”.  Nonetheless, in November 2008, we began the renegotiation of the terms of these covenants with the creditor banks, for which we have concluded the negotiations for more than 80% of the affected loan agreements.  Management, at this time, considers none of these renegotiated covenants or guarantees, if requested, are restrictive or inhibitive to the Company’s current level of operations.  We believe that our sources of funds and management actions, such as the capital increase that occurred on April 30, 2009 (partially offsetting the effect of additional leverage of the purchase of Aracruz common shares) and increase of credit lines by diversifying creditor banks portfolio, are, and will continue to be, adequate to meet our liquidity levels and currently anticipated uses of funds, which include working capital, recurring capital expenditures and debt repayment.

In the case of the 20% of affected loan agreements, which includes a loan from BNDES (one of our shareholders) the creditor banks do not have the right to demand repayment.  In these cases, the only penalty is, if requested by banks, assets pledged as guarantee and just the loan agreements that were renegotiated (more than 80%) give the right to demand payment.  We have concluded that there is no requirement to classify these debts as current.

Capital expenditures

During 2008, we invested US$ 692 million in capital expenditure representing an increase of 45% from the US$ 477 million invested in 2007, and 179% higher than the amount of US$ 248 million invested in 2006.  Of this amount, US$ 391 million was spent on expansion projects (pulp mill in Três Lagoas and coater for special paper in Piracicaba), US$ 222 million was spent on forestry assets (land acquisition, planting and forest maintenance), and the remaining was invested in the modernization and maintenance of our plants.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,

	2008	2007	2006
	(in US$ millions)

Expansion	391	67	47
Forests (including land purchases)	222	216	116

Improvements/modernization	12	12	33

Other (includes maintenance and information technology)	35	58	52

Sub Total	660	353	248
Fixed assets related to Três Lagoas expansion purchased with proceeds of financial income earned on trust fund deposits (see “Item 4A – Information on VCP – History and Development of VCP)	32	124	-

Total	692	477	248

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

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses.  In connection with some of these proceedings we have made deposits (included in other non-current assets) which will only be released to us upon a judgment in our favor.  The provisions for tax and other litigation and the deposits are as follows:

	2008		2007
	(In millions of US$)		(In millions of US$)
	Deposits	Provisions	Deposits	Provisions
Tax-related	127	135	150	173
Labor-related	3	20	8	15
Civil-related	-	6	-	9
Total	130	161	158	197

We have long-term “Take-or-Pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from 1 to 10 years for which the contractual obligations are US$ 64 million per year.  Additionally, we have long-term “Take-or-Pay” contracts with a supplier of pulp for 30 years.  The contractual obligation in connection with this contract is US$ 65 million per year.

The following is a summary of the guarantees provided by us in favor of other companies of the Votorantim group:

Primary obligor		Obligations		Outstanding guarantee amount at December 31, 2008	Date of Expiration of guarantee	Beneficiary
Voto-Votorantim III	US$	300 million notes issuance	US$	45 million	January 23, 2014	Noteholders and the trustee
Voto-Votorantim IV	US$	400 million notes issuance	US$	200 million	June 24, 2020	Noteholders and the trustee
Total			US$	245 million

Note: The guarantees provided by us are in favor of other companies of the Votorantim Group.

We estimate that, for 2006, 2007 and 2008, an average of approximately 8% of our total number of regular domestic customers (approximately 22%, 23% and 31%, respectively, of total domestic sales value) obtained our guarantee for their loans under our vendor program.  Our vendor program exposure was US$ 120 million, US$ 127 million and US$ 112 million at December 31, 2008, 2007 and 2006, respectively.  See “Item 4B—Information on VCP—Marketing and Distribution—Paper.”

The vendor guarantee does not expose the Company to any greater risk or net obligation than a credit sale.  In the case of a credit sale, revenue is recorded on shipment, and a receivable is created.  If the credit sale customer does not pay the receivable, then the Company would establish a doubtful debts allowance if it considered loss to be probable.  In a vendor financed sale, the Company records revenue on shipment and receives full payment from the bank.  If the customer does not pay the bank within the specified time period, the Company would have to satisfy its guarantee to the bank.  The Company would, at that time, charge the obligation to selling expenses if it considered the loss to be probable.  The Company would then look to the customer for payment on the sale.  The Company’s losses from guarantees honored to-date have been negligible.

 Buyback programs

The Company may purchase, upon authorization of its Board of Directors, preferred stock in the open market which, after purchase, will be held in treasury to be sold and/or cancelled.  The number of shares held in treasury may not, however, exceed 10% of the total outstanding and in circulation shares.  During the periods indicated below the buyback programs and summary of all transactions have been as follows:

Program name	Period	Maximum amount of shares authorized to be purchased	Shares purchased	Average price paid per share R$/US$
2005	May 17, 2005 to May 16, 2006	8,000,000	1,050,700	R$28.21/US$13.00
2007	March 2, 2007 to February 29, 2008	9,000,000	None	None

No Buyback program has been authorized for the period of March 1 to December 31, 2008.

Summary of Transactions:

	Preferred Shares held in Treasury
	2006	2007	2008
Balance – January 1st	1,081,500	31,998	28,900
Purchases (1)	-	-	2,784,091
Sales	(1,049,502)	(3,098)	(28,900)
Cancellations (1)	-	-	(2,784,091)
Balance – December 31st	31,998	28,900	-

(1) The 2008 purchase and cancellation of preferred shares relate to the Ripasa acquisition and are not included within any Buyback program (see Note 4(a)(i) to our audited consolidated financial statements)

Our Board of Directors may authorize a new buyback program whenever necessary.

C.	Research and development, patents and licenses, etc.

As an integrated producer of pulp and paper, we seek to gain a better understanding the entire production process and obtain competitive advantages by continuous investments in Research and Development.  By attempting to identify the characteristics of both wood and pulp that are essential for the production of high quality pulp and paper we improve our processes and develop innovative, higher quality products.  The research and development activities conducted within our three research centers, each an individual center for forest, pulp and paper, are directed towards not only sustainability but also increasing the productivity of our forests, improving the quality of the eucalyptus wood used as our raw material, increasing the efficiency of our productive process and industrial yields, and developing new, innovative higher quality products.  These efforts are conducted not only within our three research centers, but also in partnership with various universities, suppliers and private research institutes.  Our total disbursements, both directly and indirectly, in research and development (excluding disbursements related to environmental matters) was approximately US$ 6.4 million, US$ 7.6 million and US$ 9.3 million during 2008, 2007 and 2006, respectively.

At our Forest Research Center studies are focused on wood quality and forest productivity in such areas as genetic improvement, silviculture and forest handling and forest protection.  We are actively involved in several biotechnology research projects related to several aspects of the eucalyptus tree and pulp process, the more significant being the following:

Genomic Project

The FOREST project, which began in 2001, is a (pre-competitive) consortium of several forestry companies located within the Sao Paulo State and the state government’s research foundation (FAPESP).  It involves the development of the eucalyptus gene bank (130,000 ESTs- Expressed Sequence Tags, which has more than 30,000 genes), which when completed will be the world’s largest gene bank for this species.  Upon conclusion, expected to occur in 2012, the project should permit the evolution of research to the succeeding “functional genomics” phase.

A separate genome project, GENOLYPTUS, is a national project involving several major forestry companies, seven universities, three EMBRAPA centers (the Federal agency for agricultural research) and with the partial financial support of the Brazilian Ministry of Science and Technology.  It is jointly funded by the government (70%) and by the private forestry companies (30%).  Its principal objective is to improve forest tree breeding and production technologies by focusing on the development of a suite of experimental resources and genomic tools to discover, map, validate, and further investigate economically viable improvements in the eucalyptus tree species.  This project encompasses the installation of the world’s largest tree genomic trial network (more than 40,000 trees resulting from 31 crosses) to evaluate expected improvements in wood quality.  The project, now in its third stage, is conducting field experiments that analyze the growth and determination of wood technological variables and correlated with Eucalypts DNA.  Previous stages, now concluded, were first focused on experimental field installation and calibration of equipment and the construction of the database genomics, with DNA sequence and bioinformatics analyses; and thereafter, the mapping of the eucalyptus plant gene).

 Assisted Selection by Molecular Marker

Via marker selection, we will be able to accelerate our tree breeding program with the selection of stress resistant (natural factors such as drought and disease) trees that have lesser nutrient problems and will result in a tree with better wood properties.  This project is partially supported by the Federal Ministry of Science and Technology for Support/Financing of studies and projects, FINEP.

 Genetic Transformation

This project’s objective, developed since 2003 via a joint-partnership between VCP and Alellyx Applied Genomics, (a Votorantim Group affiliate until its sale in November, 2008), has been to improve forest and industrial productivity and reduce total costs by: a) better wood quality for industry applications (wood density, fiber length, pulp and lignin content); b) higher operation yields (forest and industry); c) increased syringyl/guaiacyl ratio; d) greater raw material homogeneity.  Several patents have been granted for the research findings to date and VCP, as a partner, will share in the future benefits.

 Biotechnology Applied in Pulp and Paper Process

This project, solely supported by VCP, involves three lines of research: a) bio cooking and bio bleaching using enzymes and/or fungus on pulp process, b) bio refining using enzymes to help the paper refining process, c) bio refinery by means of the biological transformation of forest and industrial residues into power and bio fuels.  Its main objectives are to preserve fiber, use less chemicals and energy and create new products.

Our Pulp Research Center’s studies are focused in the fiber and technology and process development areas.  New technologies are tested in the wood treatment, cooking and bleaching processes, together with optimization of additives and other raw materials to improve pulp quality and the utilization of non-conventional technologies to find alternate usages for biomass.

Our Paper Research Center’s studies are focused on understanding the individual customer’s pulp requirements based upon its industrial technologies and product portfolio and providing him with our knowledge of paper products production using eucalyptus fibers.

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

For additional information regarding trends in our business, see “Item 4B.  Business Overview—Our Business Strategy”, “Item 4B.  Business Overview—Cyclical nature of world pulp prices” and “Item 5A—Operating Results.”  For risks affecting our business, see “Item 3D—Key Information—Risk Factors.”

E.	Off-Balance Sheet Arrangements

We participate in a number of off-balance sheet arrangements, principally relating to guarantees and take or pay contracts.  We also have a number of swap transactions that are described in “Item 11 - Quantitative and Qualitative Disclosures about Market Risk.”  All of these transactions are further described elsewhere in this annual report.

F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2008:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of U.S. dollars)
Total debt commitments (1)	2,069	910	376	393	390
Interest payable	18	18	-	-	-
Capital lease obligations (2)	38	13	13	11	1
Operating leases (3)	173	13	35	35	90
Purchase obligations (4)	151	72	57	19	3
Pension contribution	18	3	6	6	3
Total	2,547	1,036	503	480	528

(1)	Includes short and long-term loans and financings shown in our consolidated financial statements, excluding interest payable.
(2)	Includes any agreements with suppliers of our assets (including for the Jacareí project).
(3)	Includes land leases and wood supply.
(4)	Includes take-or-pay contracts.
Note:	estimated interest expense for the purchase obligations of approximately 6%.

The above table does not reflect swap transactions discussed in “Item 5E—Off-Balance Sheet Arrangements” above.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

We are managed by our Conselho de Administração, or Board of Directors, composed of at least three and at most ten members, and our Diretoria, or board of officers, composed of at least three and at most ten members (each an executive officer).  Since our general shareholders’ meeting on April 20, 2005 we have had a permanent Conselho Fiscal, or fiscal committee, which is composed of at least three and at most five members.

Board of Directors

Pursuant to our by-laws, our Board of Directors is required to meet whenever necessary, according to the Company’s interest or when called by the chairman or by the majority of members of the Board of Directors.  Our Board of Directors met eleven times during 2008.  Our Board of Directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management.  The board of executive officers meets periodically to review production, and commercial and financial operations.

Pursuant to Brazilian corporate law, shareholders of publicly traded companies such as us that together hold preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member to our Board of Directors.  Beginning in 2006, the holders of our preferred shares have not elected any member of our Board of Directors.

Pursuant to our bylaws, the members of the Board of Directors are elected by the holders of our common shares at the general meeting of shareholders.  Members of the Board of Directors serve two year terms.  The terms of the current members, elected at our shareholders’ general meeting on April 28, 2007, expired in 2009.

Set forth below are the name, age and position of each member of our Board of Directors in December 31, 2008:

Name	Age	Position

José Roberto Ermírio de Moraes(1)	51	Chairman
Fábio Ermírio de Moraes(2)	46	Vice-Chairman
Carlos Ermírio de Moraes(3)	53	Member
Clóvis Ermírio de Moraes Scripilliti(4)	49	Member
José Luciano Duarte Penido	60	Member

(1)	José Roberto Ermírio de Moraes is the son of José Ermírio de Moraes Filho, who passed away in 2001.
(2)	Fábio Ermírio de Moraes is the son of Ermírio Pereira de Moraes, who was once a board member. He is also the cousin of José Roberto Ermírio de Moraes.
(3)	Carlos Ermírio de Moraes is the son of Antonio Ermírio de Moraes, who was once a board member. He is also the cousin of José Roberto Ermírio de Moraes.
(4)	Clóvis Ermírio de Moraes Scripilliti is the son of Clovis Scripilliti, who passed away in 2000. He is also the cousin of José Roberto Ermírio de Moraes.

The name, age and position of each member of our Board of Directors, elected at our Shareholders’ General Meeting on April 30, 2009, is as follows:

Name	Age	Position

Paulo Henrique de Oliveira Santos(1)	50	Chairman
João Carvalho de Miranda(2)	56	Vice-Chairman
José Luciano Duarte Penido	60	Member
_______________
(1)
Mr. Santos holds a bachelor’s degree in production engineering from Faculdade de Engenharia Industrial (class of 1983) and a MS in business administration from Fundação Getúlio Vargas.  He also completed in 2005 the Owner President Management Program at Harvard Business School.  He joined the Votorantim Group in 1994.  He was Executive Director of Votorantim Bank from March 1994 until November 1996, worked in some privatization processes from December 1996 until November 1997 and became Chief Financial Officer of Votorantim Metais in December 1997.  He established Votorantim New Businesses, the new business and private equity arm of Votorantim Group, in 2000 and has been its CEO and partner since them.  Before joining Votorantim, Mr. Santos worked as Treasurer and Corporate Officer for banks in Brazil and in NY.  He serves as a chairman of the board of directors of TIVIT S.A, a leading IT/BPO company in Brazil, and Anfreixo S.A, a MRO distribution company and Chairman of the Board of Directors of Votorantim Celulose Papel S/A.

(2)
Mr. Miranda holds a bachelor’s degree in economic sciences from Pontifícia Universidade Católica do Rio de Janeiro (class of 1984) and a MS in business administration from Instituto de Pós-Graduação e Pesquisa em Administração da Universidade Federal do Rio de Janeiro (COPPEAD).  He also participated in the Students Exchange Program established between COPPEAD and the Wharton Business School of the University of Pennsylvania as a foreign student at Wharton Business School from January to May 1991.  Before joining the Votorantim Group as General Corporate Financial Officer in 2009, Mr. Miranda was Vice-President of Global Banking of Banco Citibank S.A. in Sao Paulo, Brazil, in 2006, Chief Executive Officer of Citibank NA in Santiago, Chile, from 2004 to 2006, Financial Managing Officer of Citibank NA in Sao Paulo, Brazil, from 1998 to 2004, Executive Officer of ING Barings from 1991 to 1998 where he was responsible for several of company’s divisions such as Banking and M&A, and was Manager of the Planning and Financial Transactions sector of Aracruz Celulose S.A. from 1985 to 1988 after a two year period as a management trainee at Citibank NA in São Paulo, Brazil. He serves as Vice-Chairman of the board of directors of Votorantim Celulose Papel S/A.

Board of Executive Officers

Our executive officers are responsible for our day-to-day management.  The executive officers have individual responsibilities established by our by-laws and by the Board of Directors and are independent from the Ermírio de Moraes family, our ultimate controlling shareholders.  The executive officers are elected by the Board of Directors for one year terms, although any executive officer may be removed by the Board of Directors before the expiration of his term.  The current term of all our executive officers expires on April 30, 2009.

Set forth below are the name, age and position of each of our executive officers elected in April 2008:

Name	Age	Position

José Luciano Duarte Penido	60	Chief Executive Officer
Paulo Prignolato	45	Chief Financial and Investor Relations Officer
Miguel Pinto Caldas	44	Human Resources Officer
Francisco Fernandes Campos Valério	61	Technical and Industrial Officer
Marcelo Strufaldi Castelli	44	Supply Chain and Strategy Officer
Carlos Roberto Paiva Monteiro	58	Engineering Officer

On June 25, 2008, Mr. Antonio Sergio Pinzan de Almeida, then Pulp Executive Officer at VCP Overseas Holding Limited, Budapest, in Zug, Switzerland, resigned from his position and Mr. Ari Borg, General Manager of Pulp Sales assumed the responsibility for the worldwide commercial issues of the pulp business.

On October 10, 2008, Mr. Valdir Roque, then Chief Financial and Investor Relations Officer at VCP, resigned from his position to thereafter be appointed the Chief Financial and Investor Relations Officer at Aracruz.  Simultaneously, Mr. José Luciano Duarte Penido, Chief Executive Officer at VCP, assumed the position of Investor Relations Officer and Mr. Osvaldo Ayres, General Manager-Controllers Department at VCP, acting interim as Chief Financial Officer.

On October 22, 2008, Mr. Paulo Prignolato, Chief Financial Officer of Citrovita (Votorantim Agribusiness), was appointed to be the Chief Financial and Investor Relations Officer at VCP, effective November 1st 2008.  On that date he assumed the positions which had been temporarily held by Mr. José Luciano Duarte Penido and Mr. Osvaldo Ayres.

On December 1, 2008, both Mr. José Maria de Arruda Mendes Filho, then the Forest Operations Officer at VCP, and Mr. Roberto Bento Vidal, then the Supply Chain Officer at VCP, resigned from their positions.  Concurrently, Mr. Marcelo Strufaldi Castelli, the then  Chief Operations Officer, was appointed  to be the Supply Chain and Strategy Officer at VCP and Mr. Francisco Fernandes Campos Valério assumed the position of Forest Operations Officer in addition to his role as the Technical and Industrial Officer at VCP.

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

Miguel Pinto Caldas. Mr. Caldas has been VCP’s Director of Human and Organizational Development Officer at VCP since 2007.  Prior to his appointment to the VCP board, he had a 15-years career in consulting, reaching partner status at Coopers & Lybrand, Andersen Business Consulting, and PricewaterhouseCoopers.  He has also held long-term academic positions at Loyola University New Orleans and FGV-EAESP, Brazil’s most prestigious business school.  He holds a bachelor degree in business from Brasilia Federal University and earned a Master in Science and a Ph.D., both in Organization and Human Resources, from FGV-EAESP.

            Paulo Prignolato.  Mr. Paulo Prignolato has a degree in Metallurgical Engineering from the Engineering University of Mauá.  He begins his career at Confab and joined the Votorantim Group in 1997.  He was the Controller at Votorantim International in the Netherlands from 1997 to 2002, General Corporate Financial Manager for the Votorantim Group from 2002 to 2004 and Chief Financial Officer at Citrovita (Votorantim Agribusiness) from 2004 until October 2008.

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

Our Conselho Fiscal is composed of three members who are elected at the annual shareholders’ meeting, with terms lasting until the next annual shareholders’ meeting after their election.  Under the Brazilian Corporate Law, holders of preferred shares have the right to elect separately one member of the Conselho Fiscal.  Also, under the Brazilian Corporate Law, minority groups of shareholders that hold at least 10% of the voting shares also have the right to elect separately one member of the Conselho Fiscal.  In any event, however, the common shareholders have the right to elect the majority of the members of the Conselho Fiscal.  Set forth below are the names, ages and positions of the members of our Conselho Fiscal and their respective alternates, as of April 22, 2008, the date of the last annual shareholders’ meeting.

Name	Age	Length of Term	Year First Elected	Position
João Carlos Hopp	79	one year	2001	Member
Geraldo Gianini	58	one year	2006	Alternate
Samuel de Paula Matos (1)	60	one year	2007	Member
Marcos Elias Sarsur	59	one year	2008	Alternate
Haroldo do Rosário Vieira	52	one year	2007	Member
Antonio Sérgio Battochio	60	one year	2005	Alternate

(1) Samuel de Paula Matos is the audit committee financial expert.

B.	Compensation

Pursuant to our by-laws, our directors do not receive any compensation.  As of the year ended December 31, 2008, the aggregate compensation, including cash and benefits-in-kind, paid to our executive officers (a total of six persons at the time) was approximately R$ 13.8 million (corresponding to US$ 7.5 million).

C.	Board Practices

Our Board of Directors generally meets whenever necessary, according to the company’s interest or when called by the chairman or by the majority of the members of the Board of Directors.  Our Board of Directors met eleven times during 2008.  Our Board of Directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management.  The board of executive officers meets periodically to review production, commercial and financial operations.

According to our by-laws, the members of the Board of Directors are elected by the holders of our common shares at the general meeting of shareholders.  Members of the Board of Directors serve two year terms.  The terms of the members at December 31, 2008 expired on April 30, 2009 (see “Item 6 - Board of Directors” for the new Board of Directors elected on April 30, 2009).

D.	Employees

As of December 31, 2008, we employed 3,010 persons, and our separate Conpacel facility employed additionally 907 persons.  We use subcontractors for many of our forestry operations and for substantially all of the transportation of wood, pulp and other raw materials.  These subcontractors employed 4,838 persons for our business as of December 31, 2008.  Approximately 75% of the workers in our forests are employed by third parties, predominantly in areas such as maintenance and security.  See “Item 4B—Information on VCP—Business Overview—Raw Materials—Wood” and “Item 4B—Information on VCP—Business Overview—Transportation.”  We are in compliance with all local, state and federal worker health and safety regulations.

Several unions represent our employees and they are considered well organized institutions.  Annual Collective agreements related to forest workers were renewed in 2008 for another year, resulting in a 7.5% base salary increase.  In 2008 we had a strike in November, which lasted four days and affected the paper production of our site located in Piracicaba.  We believe we have good relationships with our employees.

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

Defined Contribution Pension Plan

In March 2000, we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all employees.  For employees below a certain income level we match the employee’s contribution limited to 1.5% of the employee’s compensation.  For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation.  At our option we may also make additional contributions.  Our contributions vest in varying percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service.  Our contributions amounted to US$ 2 million in 2008, US$ 5 million in 2007 and US$ 3 million in 2006.

Profit Sharing Plan

Pursuant to Brazilian federal law, companies operating in Brazil are required to share profits with employees beginning from fiscal year 1996.  In 1996, we instituted a profit sharing plan for our employees in addition to providing health and life insurance, transportation, meals and training.  Pursuant to the program, each employee’s share of profits is linked to our operational and financial results.  Employees are eligible to receive a target payment of 1.1 monthly salaries payable in February of each year.  Part of the profit sharing payment relating to the income for that year is advanced in August.  Payment is granted if defined goals set by management are achieved by the process or industrial unit in which the employee works and based on the individual performance of the employee.  Several unions that represent our employees have agreed to this profit sharing plan.

Post-retirement Benefit Plan

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility it shares with co-sponsors.  Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage.  Contributions paid to the hospital in the year ended December 31, 2008, 2007 and 2006 amounted to US$ 2 million, US$ 3 million and US$ 1 million, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 26 million at December 31, 2008 and US$ 23 million at December 31, 2007.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2008.  Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 26 million.

		Percentage
	2008	2007

Weighted-average assumptions
Discount rate	7.75	8.0
Health care cost trend on covered changes	3.0	3.0

	2008	2007
	(US$ in millions)
Components of net periodic benefit cost for 2009 and 2008
Interest cost	3	3
Total net periodic benefit cost (benefit)	3	3

It has been assumed, for measurement purposes, that health care cost trends for 2009 will not be considerably different from 2008.  Our actuaries are unable to project the direction and pattern of changes in both the assumed and ultimate trend rates, nor can they estimate when the rates are expected to be achieved.

A one-percentage-point change in assumed health care cost trend rates would have had the following effects in 2008 and 2007 (all other assumptions have been held constant):

	One-percentage - point decrease
	2008	2007
	(US$ in millions)
Sensitivity of retiree welfare results
On total service and interest cost components	(0.3)	(0.3)
On post-retirement benefit obligation	(3.0)	(2.6)

E.	Share Ownership

As of December 31, 2008, the members of our Board of Directors and our officers, on an individual basis and as a group, directly own less than 1% of our preferred shares and none of our common shares.  For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or executive officer and their representative percentage relative to the total outstanding shares as of December 31, 2008:

	Common		Preferred
	Number of Shares	Percentage of the Total Outstanding Shares	Number of Shares	Percentage of the Total Outstanding Shares
Board of Directors
José Roberto Ermírio de Moraes .	0	0%	1	0%
Fábio Ermírio de Moraes	0	0%	1	0%
Clóvis Ermírio de Moraes Scripilliti	0	0%	1	0%
Carlos Ermírio de Moraes	0	0%	1	0%
José Luciano Penido (*)	0	0%	1	0%

Executive Officers
José Luciano Penido (*)	0	0%	1	0%
Francisco Fernandes Campos Valério	0	0%	3,000	0%
Marcelo Strufaldi Castelli	0	0%	0	0%
Miguel Caldas	0	0%	0	0%
Carlos Roberto Paiva Monteiro	0	0%	0	0%
Paulo Prignolato	0	0%	0	0%

Total	0	0%	3,005	0%

Source:  Itaú Custódia.
(*)	Mr. José Luciano Penido is part of both the Board of Directors and Executive Officers and he owns only one preferred share of VCP.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of December 31, 2008:

Shareholders	Common Shares	(%)	Preferred Shares	(%)	Total Shares	(%)

Votorantim Participações S.A.	105,702,452	100.00	677	-	105,702,450	52.49
Total Votorantim group	105,702,452	100.00	677	-	105,703,127	52.49
BNDES Participações S.A.	-	-	6,327,669	6.61	6,327,669	3.14
Treasury Stock	-	-	-	-	-	-
Board, Directors and Fiscal Council	-	-	3,005	-	3,005	-
Public (Free Float)	-	-	89,327,613	93.38	89,327,613	44.36
Total	105,702,452	100.00	95,658,964	100.00	201,361,414	100.00

The ultimate beneficial owner, in each case, of more than 5% of our common shares through intermediate holdings companies is the Ermírio de Moraes family which, in the aggregate, beneficially owns 100% our voting common stock, via trust holding companies maintained by each of the family Board members.  All holders of our common stock have the same voting rights.  Mr. Jose Luciano Duarte Penido, a member of the Board, holds one common share as beneficial owner.

As a result of capital subscriptions that have occurred in 2009 the following table presents a summary of these changes and the principal holders of common and preferred shares at May 31, 2009;

	Balance December 31, 2008		Capital Subscription	Balance May 31, 2009
Shareholders	Number of shares	% of total		Number of shares	% of total
Common Shares
Votorantim Group	105,702,452	52.49	62,105,263	167,807,715	40.71
Total Common	105,702,452	52.49	62,105,263	167,807,715	40.71
Preferred Shares
Votorantim Group	677		-	677
BNDES Participações S.A.	6,327,669	3.14	139,378,216	145,705,885	32.35
Board, Directors and Fiscal Council	3,005		-	3,005
The Families, Safra Family and others	-		9,300,594	9,300,594	2.26
Public (Free Float)	89,327,613	44.36	10,189	89,337,802	21.68
Total Preferred	95,658,964	47.51	148,688,989	244,347,953	59.29
Total Common and Preferred	201,361,414	100.00	210,794,252	412,155,668	100.00

B.	Related-Party Transactions

We have engaged in a number of transactions with related parties.

Distributions and Sales Outside of Brazil

In 2005, all of our exports were sold through VCP Overseas Holding KfT by VCP Trading N.V. and VCP North America Inc.  Beginning in 2006, all of our exports are sold through VCP Overseas Holding KfT by VCP Overseas Holding Limited, Budapest, the Switzerland branch of our international subsidiary.

Banco Votorantim S.A.

We have entered into a number of financial transactions with or through Banco Votorantim, a financial institution controlled by the Votorantim group and its affiliates.  At December 31, 2008, we had US$ 40 million (of a total of US$ 323 million) in deposits and investments.

Guarantees

At December 31, 2008, we guaranteed US$ 245 million of debt of other members of the Votorantim group which pertains to the aggregate amount of debt issued in the international capital markets.  In each case, the outstanding guarantee amount at December 31, 2008 pertains to the amount of proceeds that were received by us and/or our subsidiaries on the issue date.  The remaining debt raised was received and also guaranteed by other members of the Votorantim group.  The US$ 245 million corresponding to VCP is made up of the following:

Primary obligor		Obligations	Issue Date	Outstanding guarantee amount at December 31, 2008		Date of Expiration of guarantee	Beneficiary
Voto-Votorantim Overseas Trading Operations III Limited.	US$	300 million notes issuance	January 23, 2004	US$	45 million	January 23, 2014	Noteholders and the trustee
Voto-Votorantim Overseas Trading Operations IV Limited.	US$	400 million notes issuance	June 24, 2005	US$	200 million	June 24, 2020	Noteholders and the trustee
Total				US$	245 million

Note:	The guarantees provided by us are in favor of other companies of the Votorantim Group.

Each of the primary obligors listed above are special purpose companies established with the sole purpose of issuing debt.  As such, upon maturity of the debt issued, which is also the date of expiration of the guarantee, we will either repay lenders or seek to refinance the maturing debt.

At December 31, 2008, we have guaranteed to banks their collection of U.S. dollar 120 million from certain customers related to sales of our products to these customers under our Vendor Program (see “Item 4B Information on VCP – Business Overview - Vendor Program”).

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

Leases of Forest Land

At December 31, 2008, we leased approximately 142,000 hectares of forestland, out of approximately 87,000 hectares of planted area, or approximately 32% of the land devoted to our forestry plantations.  The leases, most of which commenced in 1991, are typically for a term of 21 years, which covers approximately three harvest cycles.  The lease payments are equivalent to 30% of the market prices of the wood produced on the property and are payable after each harvest, based on market prices

BNDESPar

We have entered into a number of financing transactions with BNDES.  At December 31, 2008 we had an aggregate of US$ 120 million in outstanding loans to BNDES denominated in reais that we borrowed to fund expansion and modernization projects.  The BNDES loans are secured by liens on land, equipment and property (including the Jacareí mill), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim group.  Our loans with BNDES bear interest at around 3% per annum on the principal amount and are indexed using the TJLP, a nominal long term interest rate that includes an inflation factor.  At December 31, 2008, we had an additional aggregate amount of US$ 22 million in loans to BNDES denominated in reais and bearing an interest rate of around 3% per year as adjusted by the UMBNDES Index.  The UMBNDES Index is a weighted average rate based on the exchange rate of a basket of currencies, predominantly the U.S. dollar, held by BNDES and during 2008, the Index’s average rate was 37% per annum and the average spread over the UMBNDES index was 3.8%.  At December 31, 2008, the TJLP was fixed at 6.50% and, during 2007 averaged 6.25% per year (see Notes 12 and 13 to our audited consolidated financial statements).   As of May 31, 2009, BNDES had lent approximately 10% of our consolidated indebtedness, and is expected to loan significant funds in the future.  See “Item 6 – Operating and Financial Review and Prospects—Liquidity and capital resources—Debt—BNDES” and Exhibits 4.11 and 4.12 to this annual report.

We have entered (as an intervening party) into an Investment Agreement between BNDESPar and VID.  VID and BNDESPar have agreed to enter into a form shareholders’ agreement of VCP under which the approval of certain matters will depend on the affirmative vote of BNDESPar.  See “Item 10.C Material Contracts - Shareholders’ Agreement of VCP.”

For additional information regarding related-party transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Note 13 to our audited consolidated financial statements.

Aracruz

Aracruz suffered significant losses from financial instruments related to derivative instruments in 2008, and on May 13, 2009 concluded negotiations for the repayment of debts originating from these transactions. Consequently, one condition was that 28% of Aracruz’ common shares owned directly or indirectly by the Company were pledged.  See “Item 5.A Operating and Financial Review and Prospects – Operating Results – Recent Developments.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries.  The more significant subsidiaries are the following: Normus Empreendimentos e Participações Ltda. (“Normus”), Newark Financial Inc. (“Newark”), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT and VCP-MS all of which are wholly owned.  All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation.

On December 31, 2008 we owned 28.0% of the common voting shares, which represented 12.4% of the total share capital, of Aracruz, which we acquired in 2001.  At December 31, 2008, the quoted market value of our 127,506,457 Aracruz common shares was US$ 217 million as compared to US$ 1,150 million at December 31, 2007 against a carrying value of the investment including goodwill of US$ 135 million and the deferred tax asset on impairment of Aracruz investment (Note 5(b) to our audited consolidated financial statements) of US$ 46 million.  The Aracruz common share quoted price at December 31, 2008 was at R$ 3.98 and at R$ 5.60 on January 19, 2009, equivalent to US$ 1.70 and US$ 2.40.  Effective January 19, 2009 and April 29, 2009 we have acquired an additional interest in Aracruz from the Families and the Safra Family (see Notes 4(e) and 22 to our audited consolidated financial statements).  See “Item 5.A Operating and Financial Review and Prospects – Operating Results – Recent Developments”

We own 50% of the voting and total shares of Asapir and of VOTO IV.  From September 2007 to August 2008, we also owned 40% of the voting and total shares of Ahlstrom VCP.  These investees, which are incorporated in Brazil, are accounted for using the equity method.

On March 31, 2005, via a 50% owned joint venture Ripar, we acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer (Note 4(a) to our audited consolidated financial statements).  On May 24, 2006, Ripasa’s minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar (Note 4(a) to our audited consolidated financial statements) which, among other things, resulted in VCP indirectly owning 50% of Ripasa, via Ripar.  Subsequently Ripar was dissolved and its assets were distributed to VCP and Suzano, in equal parts (Note 4(a) to our audited consolidated financial statements).  On July 4, 2006, the joint venture partners paid US$ 71 million to a group of Ripasa’s minority preferred non-voting shareholders.  We accounted for our equity interest in Ripasa using financial information with a one month lag.  Through August 31, 2008, effective September 1, 2008 Ripasa was transformed into a cost and production sharing unit, know as Consorcio Paulista de Papel e Celulose (“Conpacel” or “Consortium”), wherein VCP has an undivided 50% interest in the assets liabilities and operations of the Consortium (Note 4(a)(v) to our audited consolidated financial statements).  Since then the one month lag was eliminated and we recorded equity in earnings based on August 31, 2008.  From September 1, 2008, we started to recognize our 50% interest in the Consortium’s operations and no longer applied the equity method.  Upon derecognition of the investment in the affiliate and recording our share in its net assets, investments in affiliates were reduced by US$ 441 million and fixed assets and other assets increased by US$ 677 million.  During the period it was treated as an equity investment, sales to third parties by Conpacel were made through its joint venture partners; similarly, the Consortium does not make sales directly to third parties.  From the date of the Consortium’s formation and through December 31, 2008, the Company recorded cost of sales of US$ 1.7 million on sales of products it received from the Consortium.

A.	Consolidated Statements and Other Financial Information

See “Item 3—Key Information—Selected Financial Data” and “Item 18—Financial Statements.”

Legal Matters

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our business.  These include general civil, tax and employee litigation and administrative proceedings.  At December 31, 2008, we were defendants in 1,643 labor lawsuits filed by our former employees and former employees of our subcontractors and 568 civil proceedings.  We believe that we will prevail in the majority of these lawsuits, and do not consider that, if decided against us, these proceedings individually or in the aggregate will have a material adverse effect on us or on our financial condition.  At December 31, 2008, our provisions for legal proceedings were US$ 161 million, of which US$ 135 million related to tax disputes and US$ 26 million related to civil and labor proceedings.  We believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations.  We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions.

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

In 1996, we filed a lawsuit to assure our right to the deductibility of inflation-indexed devaluation (an uplift of 70%) arising from a government economic stabilization program in January 1989.  We obtained a favorable decision enabling the partial deduction of an uplift of 43%.  Based on advice of our legal counsel, we have accrued US$ 7 million relating to this claim.

In 1998, Brazilian Law 9718/98 was enacted which increased the basis for both PIS and COFINS for 1999 (levying other revenue lines and not only billings), while at the same time, increasing the rate for COFINS.  On June 23, 2006 and August 29, 2006, we received unappealable favorable rulings for separate legal cases related to our challenge that the payment of Social Contributions on Revenues (PIS and COFINS) on other revenues (primarily on financial income) was inappropriate.  As a result, in 2006 we reversed US$ 47 million in the statement of operations as Financial income.

Provisions relating to Conpacel in the total amount of US$ 16 million are a result of our assumption on September 1, 2008 of 50% of the legal proceedings of that operating entity.

In addition, we are party to certain lawsuits and administrative proceedings before various courts and governmental agencies with respect to certain other tax liabilities arising in the ordinary course of our business.  We cannot assure you that we will be successful in obtaining the right to these tax credits or in contesting the imposition of these taxes.

The possible losses, at December 31, 2008 involved US$ 274 million related to tax disputes (US$ 196 million in 2007) and US$ 20 million related to civil and labor proceedings (US$ 23 million in 2007).

Additionally, in December 2007 our wholly owned subsidiary, Normus, was assessed US$ 512 million, the reais equivalent of R$ 906.9 million, by the Brazilian tax authorities for its alleged non-payment of income and social contribution taxes relating to the operations of its wholly owned foreign subsidiary during the period of 2002 to 2006.  Normus, which is domiciled and operates from Hungary, has as its principal business activity the resale of our pulp and paper in international markets.

Management is confident, as supported by the position of external legal counsel, that the subsidiary has fully settled its tax obligations in Hungary and that the claim by the Brazilian tax authorities to the effect that the income should have been taxed in Brazil is totally unfounded.  Management believes, on this basis, and on existing Brazilian legal precedents including, among others, the Brazilian-Hungarian bi-lateral income tax treaty, that the risk of loss to the Company from this assessment is remote.  Said treaty establishes, among other things, that Hungary has the exclusive sovereign right to tax the operations of entities domiciled and doing business from its territory.

On December 21, 2007, Normus filed an administrative appeal and, as management and external legal counsel believe the Company’s position will prevail, it has not recognized a liability.

For more information on our lawsuits, see Note 15 to our audited consolidated financial statements.

Dividend Policy and Dividends

 General

In order to determine the amounts available for dividend distribution, we are subject to the following procedures, established by the Brazilian corporate law.  We must allocate 5% of our annual net income, determined in accordance with the requirements of the Brazilian corporate law and Brazilian GAAP, to a legal reserve until the legal reserve equals 20% of our share capital as of the end of the most recent fiscal year.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our other capital reserves, exceeds 30% of our capital.  The legal reserve may be used only to offset any accumulated deficit or to increase our share capital and may not be distributed.  The legal reserve may be used only to offset any accumulated deficit or to increase our share capital and may not be distributed.  At December 31, 2008, the legal reserve outstanding balance was R$ 248 million, equivalent to US$ 106 million at the December 31, 2008 exchange rate.

According to the Brazilian corporate law, after allocation of any amounts to the legal reserve, we may, subject to shareholders’ approval, make allocations from the remaining balance to a contingency reserve against future losses.

At the end of each fiscal year, all shareholders are entitled to receive a mandatory dividend, also known as the mandatory distribution.  For the mandatory distribution, we must distribute at least 25% as determined under Brazilian GAAP of the net income after taxes, after deducting the accumulated losses and after deducting any amounts allocated to employee’s and management participation, and as reduced or increased, as the case may be, by the following amounts:

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

The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders.  The dividends we paid in 2008 relate to profits earned through December 31, 2007.

Unappropriated retained earnings, as reported in our U.S. GAAP financial statements, represent retained earnings after appropriations specified in the Brazilian corporate law as described in the fourth paragraph under “—General.”  Unappropriated retained earnings in U.S. GAAP have no relevant impact on U.S. investors since the distributable earnings are those recorded in our books in accordance with Brazilian GAAP.  The appropriated reserve balances in the U.S. GAAP financial statements at the balance sheet dates reflect the underlying Brazilian statutory accounts translated at historical exchange rates.  The unappropriated retained earnings balance in the U.S. GAAP financial statements does not reflect amounts available for distribution.  The depreciation of the real impacts the amount available for distribution when measured in U.S. dollars.  Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar.  The depreciation of the real results in net foreign exchange losses which are included in the statement of operations determined under Brazilian GAAP and which reduces the amount of unappropriated earnings available for distribution.  Brazilian law permits the payment of dividends only in reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP.  At December 31, 2008, in our legal books prepared in accordance with Brazilian GAAP, we had unappropriated retained earnings (Reserve for Investments (Reserva de Investimentos) of R$ 835 million, equivalent to US$ 357 million at the exchange rate of December 31, 2008 (2007 - R$ 2,240 million, equivalent to US$ 1,265 million at the exchange rate of December 31, 2007).  Unappropriated retained earnings as reported in accordance with Brazilian GAAP may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these Unappropriated retained earnings in the foreseeable future.  No dividend distribution can be made if an accumulated deficit is reported in accordance with Brazilian GAAP, unless the negative balance is eliminated by the reversal of other reserves.

 Mandatory distribution

Under our by-laws, at least 25% of our adjusted net income as determined under Brazilian GAAP for the preceding fiscal year must be distributed as a mandatory annual dividend.  The dividend must be distributed within 60 days of the annual shareholders’ meeting at which the distribution is approved, unless a shareholders’ resolution determines another date for distribution, which may not be later than the end of the fiscal year in which such dividend was declared.  Pursuant to our by-laws, holders of preferred shares are not entitled to a fixed or minimum dividend, but have the right to receive dividend payments per share that are 10% greater than those paid to holders of common shares.  The mandatory distribution is based on a percentage of adjusted net income, which may not be lower than 25%, rather than a fixed monetary amount per share.  The Brazilian corporate law permits, however, a public company to suspend the mandatory distribution of dividends if the Board of Directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the Conselho Fiscal.  The Board of Directors must file a justification for a dividend suspension with the CVM within five days of the date of the shareholders’ meeting.  Profits not distributed by virtue of the suspension mentioned above must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits such payments.  The rules regarding suspension apply to the holders of preferred shares and, consequently, to the holders of ADSs.  The mandatory distribution may also be limited to the “realized” portion of net income, as described under “—General.”  For further information on our dividend policy, see “Dividend Policy.”

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

In 2007 and 2006 we paid dividends in excess of the mandatory amount.  In 2008, no dividends were paid or accrued relating to 2008 operations as we incurred a loss as measured under Brazilian GAAP.

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

 Dividends

The following table sets forth the dividends paid to holders of our capital stock since fiscal year 2004.  The amounts in the table below relate to cash dividends declared, which differ from the dividends reported in U.S. dollars in the statement of changes in shareholders’ equity in our consolidated financial statements due to translation effects recorded through to the date of dividend payment:

First payment date	Fiscal year	Common shares	Preferred shares	Common shares(1)	Preferred shares(1)
		(in R$ per share)		(in US$ per share)
May 13, 2005	2004	1.0400	1.1400	0.4208	0.4613
May 10, 2006 (2)	2005	1.4069	1.5476	0.6834	0.7518
May 10, 2007 (2)	2006	1.4963	1.6459	0.7379	0.8117
May 10, 2008 (2)	2007	1.4863	1.6349	0.6360	0.7171

(1)	Based on declared cash amount in R$ translated to U.S. dollars at the exchange rate on the first payment date.
(2)	Dividends distributed as Interest on Equity (ISE). Amounts are gross of the 15% withholding tax.

The dividends and interest attributable to capital we paid totaled US$ 88 million in 2005, US$ 111 million in 2006 and US$ 136 million in 2007.  On December 11, 2007, we declared dividends (as interest attributable to capital) related to 2007 fiscal year, in the gross amount of  R$ 318 million (equivalent to US$ 188 million), paid in May, 2008, after our annual shareholders’ meeting (held April 30, 2008).  This amount represents approximately 30% of our net earnings for the year 2007 and 3% yield.  Holders of our preferred shares have the right to receive a dividend per share of 10% more than that paid to the common shares.

B.	Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2008, other than the events already described in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.	Offer and Listing Details

The ADSs are listed on the New York Stock Exchange under the trading symbol “VCP.”  Our preferred shares trade on the São Paulo Stock Exchange under the symbol “VCPA4” (prior to December 3, 1999 we traded under the symbol “PSIM4”).  At December 31, 2008, we had approximately 9,100 shareholders of record.

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

		Reais per Preferred Share		U.S. dollars per ADS
		High	Low	High	Low

2004:	Annual	44.00	33.00	16.55	10.72

2005:	Annual	39.37	23.39	15.69	10.61

2006:	Annual	44.30	27.20	20.04	12.22

2007:	First Quarter	43.17	36.19	19.90	17.01
	Second Quarter	46.30	37.75	24.38	18.30
	Third Quarter	52.50	41.76	28.62	19.60
	Fourth Quarter	59.18	49.31	34.45	28.08
	Annual	59.18	36.19	34.45	17.01

2008:	First Quarter	57.31	43.79	34.00	24.94
	Second Quarter	57.46	42.84	34.93	26.68
	Third Quarter	43.03	27.90	27.05	13.94
	Fourth Quarter	28.80	11.80	14.96	4.84
	Annual	57.46	11.80	34.93	4.84

Share Price for the most recent six months:
December, 2008	18.50	11.80	7.99	4.84
January, 2009	19.75	13.61	9.00	5.80
February, 2009	13.80	11.50	6.20	4.78
March, 2009	11.60	8.51	5.23	3.57
April, 2009	19.50	11.10	8.88	4.92
May, 2009	25.40	19.01	12.10	9.03

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world.  At December 31, 2008, the aggregate market capitalization of the 449 companies listed on the São Paulo Stock Exchange was equivalent to approximately US$ 723 billion, and the ten largest companies listed on the São Paulo Stock Exchange represented approximately 51% of the total market capitalization of all listed companies.  Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder.  On December 31, 2008, we accounted for approximately 0.26% of the market capitalization of all listed companies on the São Paulo Stock Exchange.  .

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

The rules applicable for Corporate Governance Level 1 are being reviewed by a Committee lead by Bovespa, in order to improve the regulation applicable to this level.  It is VCP intention to follow the new rules and maintain qualified standards of corporate governance and transparency.

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

See “Item 16G – Corporate Governance – Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our by-laws are filed as Exhibit 1 to this annual report.

C.	Material Contracts

Acquisition of additional equity interest in Aracruz

VCP has acquired an additional equity interest in Aracruz, after execution of two share purchase agreements (“SPAs”).  Upon the closing of the second SPA on April 29, 2009, VCP owned approximately 84.09% of Aracruz’s voting capital.

On January 19, 2009, VCP entered into an SPA with the Families, through which VCP acquired 127,506,457 common shares issued by Aracruz, representing approximately 28.03% of the voting capital of Aracruz.  The transaction was closed on January 21, 2009.  The purchase price of R$ 2,710 million is payable in six tranches as follows: (i) R$ 500 million were paid in cash on January 21, 2009; (ii) R$ 500 million is due on July 5, 2009, of which R$ 400 million will be paid in cash, and the remaining R$ 100 million could be credited in favor of the Families against VCP to be used as payment for preferred shares issued by VCP in a capital increase; (iii) R$ 500 million will be paid in cash on January 5, 2010; (iv) R$ 500 million will be paid in cash on July 5, 2010; (v) R$ 410 million will be paid in cash on January 5, 2011; and (vi) R$ 300 million will be paid in cash on July 5, 2011.

On March 5, 2009, VCP entered into a second SPA with the Safra Family, to acquire an additional 127,506,457 common shares of Aracruz, representing another 28.03% of Aracruz’s voting capital, as a result of Arainvest’s exercise of tag-along rights in connection with the transaction carried out with the Families.  The purchase price is of R$ 2,710 million and will be paid in six tranches pursuant to a schedule similar to that applicable to the Families.  The second SPA was concluded by the end of April 2009.  See “Item 5.A Operating and Financial Review and Prospects – Operating Results – Recent Developments”.

Shareholders’ Agreement of Aracruz

A subsidiary of ours became a party to the Aracruz shareholders’ agreement, along with BNDESPar, Arapar S.A. (the Lorentzen Group) and Arainvest Participações (the Safra Group).  This agreement has expired on May 2008 and was not renewed.

On February 7, 2003, the Lorentzen Group and the Safra Group announced the signing of an agreement in which the Lorentzen Group and the Safra Group agreed that, until the termination of the existing Aracruz shareholders’ agreement, a sale by either party of its voting interest in Aracruz must be approved by the other party.  This agreement provides that (i) neither party may take any action or omit to take any action which results in the extension or renewal of the existing shareholders’ agreement, and (ii) after May 11, 2008 (the date of termination of the above mentioned shareholders’ agreement), (A) the sale by either party shall be subject to rights of first refusal by the other party and to “tag-along” rights (the right of a party to the agreement to sell on a pro rata basis its shares if another party is selling shares) and (B) in the event of a sale by either of them to a third party, the purchaser must adhere to the provisions of the agreement.

Shareholders’ Agreement of VCP

Under the terms of the Investment Agreement entered into between BNDESPar, VID and ourselves (as an intervening party), VID and BNDESPar have entered into a shareholders’ agreement of VCP (See “Item 5.A Operating and Financial Review and Prospects – Operating Results – Recent Developments”) under which the approval of certain matters will depend on the affirmative vote of BNDESPar; including:

Effective immediately:

•	Indebtedness incurred by the Company and its controlled companies;

•	capital stock reduction;

•	proposal of extrajudicial reorganization plan, filing for judicial reorganization or bankruptcy, liquidation or dissolution;

•	change in the preferences and advantages of the preferred shares or creation of a new and more favored class of shares;

•	reduction of mandatory dividend;

•	any proposal for distribution of dividends or interest on equity;

•	participation of the Company in groups of companies, reduction in the level of listing with Bovespa or deregistration;

•	any amendment to the Bylaws before the Adherence to the Novo Mercado;

Effective after Adherence to the Novo Mercado it will also include:

•	amendment to the articles of the Bylaws regarding the business purpose of the Company, Fiscal Council, diluted control and maintenance of the share base dilution;

•	conversion, consolidation, split or merger, including of shares;

•	capital increase, issuance of any security convertible into or exchangeable for shares;

•	any transaction between the Company and/or its controlled companies, on the one part, and any related parties, on the other part, in an amount exceeding R$20 million per year;

•	disposal of or encumbrance on permanent assets;

•	proposal for creation of reserves, provisions or for changing accounting criteria;

•	the approval of annual budget;

•	execution of agreements of any nature in an individual amount exceeding R$500 million;

•	capital investments not provided for in the business or budget plan approved by the Board of Directors;

•	acquisition by the Company of material interest, as defined by applicable law, not provided for in the business or budget plan approved by the Board of Directors of the Company;

•	creation of encumbrances or guarantees to ensure performance of third-party obligations;

•	acquisition of any equity interest in companies whose core business is not provided within the scope of the business purpose;

•	reappraisal of assets resulting in positive variation of the asset in an amount exceeding R$500 million.

Technology Transfer Agreements

We have had a technology transfer agreement with Oji Paper since 1989 pursuant to which Oji Paper agreed to share secret formulae, processes, technical information and know-how developed by it for thermal and carbonless paper.  The agreement also granted us an exclusive, non-assignable license to manufacture and sell certain carbonless (until 2007, see “Item 4 Information on VCP - Strategic Business Agreement (SBA) with Oji Paper) and thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East.  Oji Paper receives quarterly royalties based on net operating revenue.  The royalties payment has been less than US$ 1.0 million per annum in 2006, 2007 and 2008.

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

Exchange Agreement with International Paper

On September 19, 2006, International Paper, a wholly owned subsidiary of International Paper Company, and VCP entered into the Exchange Agreement.  Pursuant to the terms of the Exchange Agreement, International Paper agreed to exchange the Project Mill developed in Três Lagoas, state of Mato Grosso do Sul, Brazil (together with approximately 100,000 hectares of surrounding forestlands) for VCP’s Luiz Antonio pulp and uncoated paper mill and approximately 60,000 hectares of forestlands located in the state of São Paulo, Brazil.  International Paper has already fully funded the project mill in the amount of US $1.15 billion.

The Luiz Antonio mill produces 355,000 metric tons of uncoated papers and 100,000 metric tons of market pulp annually.  The 100,000 metric tons of market pulp will be supplied to VCP, for its use in other facilities, on competitive terms under a long-term supply agreement.  The Três Lagoas project mill was completed on March 30, 2009 and will have a capacity of 1,100,000 tons of market pulp per annum.  Under VCP management the capacity was increased to 1,300,000 tons of market pulp per annum.

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

Under the Brazilian Corporate Law, payment of the mandatory dividend is not required if the board of directors has formally declared such distribution to be inadvisable in view of the company’s financial condition and has provided the shareholders at the annual shareholders’ meeting with an opinion to that effect which has been reviewed by the Conselho Fiscal prior to such meeting.  The board of directors must file a justification for a distribution suspension with the CVM within five days of the shareholders’ meeting.  See “Item 8—Financial Information—Dividend Policy and Dividends”

There are no restrictions on ownership of our common shares or preferred shares by individuals or legal entities domiciled outside Brazil.  However, the right to convert dividend payments and proceeds from the sale of common shares or preferred shares into foreign currency and to remit such amounts outside Brazil are subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining an electronic registration with the Central Bank.

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

Investors under Resolution No. 2,689 who are not a Tax Haven Holder or a country that does not impose income tax or in which the maximum income tax rate is lower than 20%, are entitled to favorable tax treatment.  See “Material Tax Considerations—Material Brazilian Tax Considerations.”

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

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase, in proportion to its shareholding, except (i) in the event of the grant and exercise of any stock option to acquire or subscribe for shares of our capital stock; and (ii) in the context of a capital increase derived from merger, merger of shares and/or spin-off implemented according to Brazilian Corporate Law.  A minimum period of 30 days following the publication of notice of the issuance of shares or convertible securities is allowed for exercise of the right, and the right is negotiable.  However, according to our by-laws, our Board of Directors can eliminate this preemptive right or reduce the 30-day period in case we issue debentures that are convertible into shares, warrants (bônus de subscrição) or shares within the limits authorized by the by-laws:  (i) through a stock exchange or through a public offering or (ii) through an exchange of shares in a public offering to acquire control of another publicly-held company.

Except as described above, in the event of a capital increase that would (i) maintain the proportion of capital represented by common and preferred shares, the holders of common and preferred shares would have preemptive rights to subscribe to our newly issued shares in proportion to their shareholdings in each class of shares; (ii) modify the proportion of capital represented by common and preferred shares, the holders of common and preferred shares would have preemptive rights to subscribe to our newly issued common and preferred shares, respectively, in proportion to their shareholdings, and to the other class of shares only to the extent necessary to prevent dilution of their interest in their shares; and (iii) create a new class or type of shares, all shareholders have preemptive rights to subscribe to our newly issued shares of such new class or type, in proportion to their shareholdings.  You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and the ADS depositary determines to make the rights available to you.  See “Item 3—Key Information—Risk Factors—Risks Relating to Our Preferred Shares and ADSs—You may not be able to exercise preemptive rights with respect to our preferred shares.”

Right of Withdrawal

The Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest.  Such right of withdrawal, analogous to appraisal rights discussed elsewhere herein, may be exercised by a dissenting or non-voting shareholder, including any holder of preferred shares, if a vote of at least 50% of voting shares authorizes us:

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

•	to reduce the mandatory distribution of dividends;

•	to change our corporate purpose;

•	to merge with another company (including if we are merged into one of our controlling companies) or to consolidate, except as described in the fourth paragraph following this list;

•
to transfer all of our shares to another company or in order to make us a wholly owned subsidiary of such company, known as an incorporação de ações, except as described in the fourth paragraph following this list;

•
to approve the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian corporate law, except as described in the fourth paragraph following this list;

•
to approve our participation in a centralized group of companies, as defined under the Brazilian corporate law, and subject to the conditions set forth therein, except as described in the fourth paragraph following this list; or

•
to conduct a spin-off that results in (a) a change of our corporate purposes, except if the assets and liabilities of the spun-off company are contributed to a company that is engaged in substantially the same activities, (b) a reduction in the mandatory dividend or (c) any participation in a centralized group of companies, as defined under Brazilian corporate law.

In addition, in the event that the entity resulting from a merger of shares, or incorporação de ações, a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal rights.

Only holders of shares adversely affected by the changes mentioned in the first and second items above may withdraw their shares.  The right of withdrawal lapses 30 days after publication of the minutes of the relevant shareholders’ meeting.  In the first two cases mentioned above, however, the resolution is subject to confirmation by the preferred shareholders, which must be obtained at a special meeting held within one year.  In those cases, the 30 day term is counted from the date the minutes of the special meeting are published.  We would be entitled to reconsider any action giving rise to appraisal rights within 10 days following the expiration of such rights if the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

The Brazilian corporate law allows companies to redeem their shares at their economic value as set forth in the Brazilian corporate law, subject to certain requirements.  Because our by-laws currently do not provide that our shares be subject to withdrawal at their economic value, our shares would be subject to withdrawal at their book value, determined on the basis of the last balance sheet approved by the shareholders.  If the shareholders’ meeting giving rise to appraisal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is of a date within 60 days of such shareholders’ meeting.

Pursuant to the Brazilian corporate law, in events of consolidation, merger, incorporação de ações, participation in a group of companies, and acquisition of control of another company, the right to withdraw does not apply if the shares meet certain tests relating to liquidity and dispersal of the type or class of shares in question on the market.  In these cases, shareholders will not be entitled to withdraw their shares if the shares are a component of a general securities index in Brazil or abroad admitted to trading on the securities markets, as defined by the Brazilian Securities Commission, and the shares held by persons unaffiliated with the controlling shareholder represent more than half of the outstanding shares of the relevant type or class.

E. Taxation

The following discussion contains a description of the material Brazilian and United States federal income tax consequences of the purchase, ownership and disposition of preferred shares or ADSs but does not purport to be a comprehensive description of all the tax considerations that may be relevant  to these matters based upon the particular circumstances of a holder.

This summary is based upon tax laws of Brazil and the federal income tax laws of the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations.  You should consult your own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of preferred shares or ADSs, including, in particular, the effect of any U.S. federal estate, gift, or alternative minimum taxes, and non U.S., state or local tax laws.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty.  No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of preferred shares or ADSs: (a) Non-Brazilian Holders that are not resident or domiciled in a tax haven jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of preferred shares, are registered before the Central Bank and the CVM to invest in Brazil in accordance with Central Bank Resolution No. 2.689; and (b) other Non-Brazilian Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investors that are located in tax haven jurisdictions. The investors mentioned in item (a) above are subject to a favorable tax regime in Brazil, as described below.

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of preferred shares, which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a Non-Brazilian Holder).

Central Bank Resolution No. 2.689 permits foreign investors, defined to include individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad may invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain legal and regulatory requirements are fulfilled.  The foreign investors must: (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) complete the appropriate foreign investor registration form; (c) register as a foreign investor with the Brazilian securities commission; and (d) register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2.689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM.  In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

Taxation of dividends

As a result of tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of preferred shares, are exempt from income tax withholding.  Stock dividends with respect to profits generated before January 1, 1996 are not subject to Brazilian tax, provided that the stock is not redeemed by us or sold in Brazil within five years after distribution of such stock dividends.  Dividends relating to profits generated prior to January 1, 1996 are subject to Brazilian income tax withholding at either the 15% or 25% rate, depending on the year in which the profits were generated.

Taxation of gains

Transactions conducted outside of a Brazilian stock, future or commodity exchange (or similar entities)

Non Brazilian holders are generally subject to income tax imposed at a rate of 15% on gains realized on disposal or exchanges of preferred shares if the transaction is carried out outside any Brazilian stock, future or commodities exchange (and also in case of redemption of shares in a transaction occurring outside of a stock exchange), except for a Tax Haven Holder which, in this case, is subject to income tax at a rate of 25%.  If these gains are related to transactions conducted on the Brazilian over-the-counter market with intermediation (or in case of transactions carried out on markets subject to future liquidation), the withholding income tax of 0.005% of the gross proceeds shall also be applicable and can be offset against the eventual income tax due on the capital gains.

Transactions conducted within a Brazilian stock, future or commodity exchange (or similar entities):

Disposal of securities:

**ADS’s:

Gains realized outside Brazil by a non Brazilian holder on the disposition of assets located in Brazil to another non-Brazilian holder were not subject to Brazilian tax through December 29, 2003.  However, according to Law No. 10.833, enacted on that date, capital gains realized on the disposition of these assets by a Non-Brazilian Holder are subject to taxation in Brazil (at a 15% or 25% rate, depending on the case), regardless of whether the sale or the disposition is made by a Non-Brazilian Holder to another non-Brazilian resident or to a Brazilian resident.  At the present time no definitive jurisprudence has been established with respect to this matter.  There are grounds to sustain that the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03.  However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non- Brazilian Holder on the disposition of ADSs to another non-Brazilian resident.

 As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to Brazilian resident, or even to Non-Brazilian Holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above.  It is important to clarify that, for purposes of Brazilian taxation, the income tax rules on gains related to disposition of preferred shares or ADSs vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before the Central Bank and/or how the disposition is carried out, as described below.

**Preferred Stock:

With respect to the disposition of preferred shares, as they are assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposition is conducted in Brazil or with a Brazilian resident.  Gains assessed on the disposition of the preferred shares carried out on the Brazilian stock exchange (which, in principle, should also include the transactions carried out on the organized over-the-counter market) are:

• Exempt from income tax, when assessed by a Non-Brazilian Holder that (1) has  registered its investment in Brazil before the Central Bank under the rules of   Resolution No. 2,689/00 (“2,689 Holder”) and (2) is not a Tax Haven Holder; or

• Subject to income tax at a rate of 15% in any other case, including the gains assessed by  a Non-Brazilian Holder that is not a 2,689 Holder or is a Tax Haven Holder.  In these cases, a withholding income tax of 0.005% shall also be applicable on the gross proceeds and can be offset with the eventual income tax due on the capital gain.

Exchange of securities via deposit

The deposit of preferred shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit.  In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as above, shall be considered a capital gain (although there are grounds to challenge this taxation).  On receipt of the underlying preferred shares, the non Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below in “—Registered Capital.”  However, if this non Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

Exercise of preemptive rights

Any exercise of preemptive rights relating to the preferred shares will not be subject to Brazilian taxation.  However, any gain on the disposition or assignment of preemptive rights relating to preferred shares by a holder of preferred shares, or by the depositary on behalf of holders of the ADSs, will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of preferred shares.

Interest attributed to capital

Distribution of a notional interest charge attributed to capital in respect of the preferred or common shares as an alternative form of dividend payment to shareholders or depositary agents who are either Brazilian residents or non-Brazilian residents is subject to Brazilian withholding income tax at the rate of 15% (except for those shareholders or beneficiaries resident in tax havens or low tax jurisdictions -see further discussion below).  Such payments, subject to certain limitations, are deductible for Brazilian income tax and for social contribution purposes as long as the payment of a distribution of interest is credited to a shareholder’s account and approved at our general meeting of shareholders and is calculated by reference to the TJLP interest rate determined by the Central Bank from time to time and cannot exceed the greater of:

* 50% of net income (after the deduction of social contribution on profits and before taking such distribution and the provision for income tax into account) for the period from which the payment is being made; or

* 50% of the sum of retained profits and profit reserves that exist as of the beginning of the period from which the payment is being made.

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

Beneficiaries resident or domiciled in tax havens or low tax jurisdictions

Law No. 9.779/99, in effect as of January, 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven, is subject to withholding income tax at a rate of 25%.  Accordingly, if the distribution of interest attributed to capital is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%.  A tax haven jurisdiction is considered to be, for this purpose, any country or location, which does not impose income tax or imposes income tax at a maximum rate lower than 20% (there is also an interpretation according to which the definition of tax haven for this purpose also encompasses a country or location where internal legislation imposes restrictions on the disclosure of the shareholding composition or beneficial owners of investments).

Currently, said countries / location considered to be a tax haven are listed within the Brazilian tax regulation.

Other Relevant Brazilian taxes

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

Tax on bank account transactions (CPMF)

The financial transaction tax (CPMF) was imposed on any removal of funds  from bank accounts maintained in Brazil in an amount equal to 0,38% of the transaction’s value through December 31, 2007, but has been revoked effective January 1, 2008.

Taxation of foreign exchange transactions (IOF/Câmbio)

Pursuant to Decree Law 6.306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by the Non-Brazilian Holder in the preferred shares and ADSs may be subject to the Tax on Foreign Exchange Transaction (“IOF/Exchange).  Currently, for most exchange transactions related to this type of investment, the rate of IOF/ Exchange is zero, however the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only on a prospective basis.

Tax on bonds and securities transactions (IOF/ Financial securities)

Pursuant to Decree Law 6.306/0, the Tax on Bonds and Securities Transactions (the IOF/Financial securities) may be imposed on any transactions involving bonds and securities, even if these transactions are performed on Brazilian stock, futures or commodities exchanges.  The applicable rate for variable income transactions is currently 0%, but the Minister of Finance has the legal power to increase at any time the rate to a maximum of 1.5% per day of the transaction’s value, but only on a prospective basis.

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

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the U.S. holders of the preferred shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the preferred shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and U.S. holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. holder” is a beneficial owner of preferred shares or ADSs that is, for U.S. federal income tax purposes:

(i)	an individual citizen or resident of the United States;

(ii)	a corporation (or entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(iv)
a trust if (A) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

Taxation of Distributions

In general, distributions with respect to the preferred shares or ADSs (which likely would include distributions of interest on shareholders’ equity, as described above under “—Brazilian Tax Considerations Interest attributed to capital) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.

If a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the preferred shares or ADSs, and thereafter as capital gain.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year.  In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

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

In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of preferred shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in the preferred shares or ADSs.  Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the preferred shares or ADSs have been held for more than one year.  Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders (including individuals) is eligible for taxation at preferential rates.  The deductibility of capital losses is subject to certain limitations under the Code.  Gain, if any, realized by a U.S. holder on the sale or other taxable disposition of preferred shares or ADSs generally will be treated as U.S. source gain for U.S. foreign tax credit purposes.  Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of preferred shares or ADSs, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax.  Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year.  U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, preferred shares or ADSs.

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets and activities, we do not expect the preferred shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years.  However, because the determination of whether the preferred shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the preferred shares or ADSs will not be considered shares of a PFIC for any fiscal year.  If the preferred shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC.  If we are deemed to be a PFIC for a taxable year, dividends on our preferred shares or ADSs would not be “qualified dividend income” subject to preferential rates of U.S. federal income taxation.  U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares or ADSs.

U.S. Backup Withholding and Information Reporting

A U.S. holder of preferred shares or ADSs may, under certain circumstances, be subjected to information reporting and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale or other taxable disposition of preferred shares or ADSs, unless such U.S. holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii), in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability or may be refunded, provided the requisite information is timely furnished to the IRS.

F.           Dividends and Paying Agents

Not applicable.

G.           Statements by Experts

Not applicable.

H.           Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Commission.  These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C.  20549-2521.  Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549-2521 at prescribed rates.  The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1 800 SEC-0330.  In addition, the SEC maintains an internet website at www.sec.gov  from which you can electronically access these materials.  Furthermore, material we filed can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005, on which our ADSs are listed.

We also file electronically financial statements and other periodic reports with the CVM.  The CVM website is www.cvm.gov.br.

Copies of our annual reports on Form 20 F and accompanying documents and our by-laws will be available for inspection at our headquarters or our website at www.vcp.com.br.  The information on our website is however, not incorporated by reference in, and shall not be considered a part of this annual report.

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

These financial instruments have been used extensively as part of a defined financial strategy designed to optimize opportunities in the Brazilian foreign exchange and interest rate markets.  Like many other Brazilian exporters, we have had access to U.S. dollar-denominated sources of long-term financing in the form of export prepayments or credits.  Opportunities arise between the lower interest rates payable on the U.S. dollar-denominated export credits and borrowings, the proceeds of which are invested in real-denominated cash and cash equivalents and trading securities, which provide higher yields.

At present, we, along with other Brazilian companies, have limited sources of long-term financing denominated in reais.  We believe we have access to a sufficient number of foreign-currency financing sources to meet our needs without resorting to more expensive real-denominated financing.

Our foreign currency debt reflects a strategy to continue borrowing funds in U.S. dollars, and to invest the proceeds in investments bearing higher interest rates in the Brazilian market.  We have succeeded in lengthening the average maturity of our debt over time.  The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 27% at December 31, 2006 and 23% at December 31, 2007 and 44% at December 31, 2008.

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

We incurred most of the following debt mainly to mitigate our risk in relation to the position of the interest rate differentials between real-denominated financial instruments (cash and cash equivalents and trading securities) and our foreign currency export credits  See “Item 5—Operating and Financial Review and Prospects—Liquidity and capital resources—Capital expenditures.”  We believe that, given our level of assets and resources, we should have sufficient cash and sources of working capital to meet our debt service.

	Expected maturity date
	2009	2010	2011	After 2011	Total
	(US$ in millions)
Short-term debt:
Reais	139	-	-	-	139
U.S. dollars	789	-	-	-	789
Total short-term debt (including
current portion of long-term debt)
Long-term debt:
Reais	-	13	21	65	99
U.S. dollars	-	183	159	718	1,060
Total long-term debt	-	196	180	783	1,159
Total	928	196	180	783	2,087

We estimate that the foreign currency-denominated component of our paper costs does not exceed 20% of our total costs.  We are self-sufficient in pulp, the principal raw material used in producing paper products.  The energy, labor and other domestic components of our paper production costs are denominated in reais and, together with the cost of pulp, account for almost 90% of our paper costs.  Although, in the long term, there is a clear correlation between international U.S. dollar-denominated pulp prices, reflecting the international nature of this commodity, and the prices we are able to charge, fluctuations in exchange rate are not always immediately reflected in our domestic prices.  In the long term, when the international price of pulp increases, the domestic price follows and our domestic sales in reais also increase.  In the short term, our domestic prices may deviate from the international U.S. dollar-denominated pulp prices.  Timing of the fluctuations in exchange rate reflected in our prices may vary with the type of product, generally as follows:

•	immediately for commodity products, such as pulp and uncoated wood-free paper;

•	with a relatively short lag for coated papers, due to the sale of imported products in the domestic market; and

•	with some lag for other specialty papers with limited exposure to external factors.

The percentage of our debt subject to fixed and floating interest rates (before taking into account the cross-currency swaps) is as follows:

	As of December 31,
	2008	2007
Floating rate debt:
• Denominated in U.S. dollars	73%	69%
• Denominated in reais	14%	12%
Subtotal	87%	81%

Fixed rate debt:
• Denominated in U.S. dollars	13%	19%
Total	100%	100%

Interest rate risk

Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank.  On December 31, 2007, the TJLP was fixed at 6.25%, and during 2006 averaged 6.38% per year.  On December 31, 2008 the TJLP was fixed at 6.50%, and during 2007, averaged 6.25 % per year.  The interest rate on our cash and cash equivalents denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis and during 2008 averaged 12.32% per year.

To determine the fair value of assets and liabilities, amounts were adjusted, when applicable, based on market or contractual interest rate.

The table below provides information about our significant interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2008.

	2009	2010	2011	After 2011	Total	Fair value(1)
	(US$ in millions)
Assets:
Cash and cash equivalents denominated in reais	234	-	-	-	234	234
Cash and cash equivalents denominated in U.S. dollars	46	-	-	-	46	46
Trading securities denominated in U.S. dollars	43	-	-	-	43	43
Total cash, cash equivalents and trading securities	323	-	-	-	323	323

Liabilities:
Short-term debt:
Floating rate, denominated in U.S. dollars	738	-	-	-	738	729
Floating rate, denominated in reais	189	-	-	-	189	185
Fixed rate, denominated in U.S. dollars	1	-	-	-	1	-
Long-term debt:
Floating rate, denominated in U.S. dollars	-	183	159	466	808	780
Floating rate, denominated in reais	-	13	21	65	99	99
Fixed rate, denominated in U.S. dollars	-	-	-	252	252	235
Total debt	928	196	180	783	2,087	2,028

(1)	The methodology used to determine the fair value included in the table above is described in Note 14 to our audited consolidated financial statements.

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

At December 31, 2008, derivatives held by the Company are as follows:

(i)
A conventional swap in which the Company receives Yen and pays dollars, with a notional amount of US$ 45 million and maturity date at 2014.  This swap was contracted to hedge the long-term loan denominated VOTO III from the fluctuation of these currencies.  As of December 31, 2008, the fair value receivable was US$ 3 million and at December 31, 2007, the fair value payable was US$ 5 million;

(ii)
A conventional swap in which the Company receives CDI and pays dollars (denominated “Call’s NCE”), with a notional amount of US$ 50 million.  This swap was contracted to reduce the loan’s cost and to adequate the dollars outflow.  This swap was subjected to four call options up to February 2009, with an average strike of US$1.90.  As of December 31, 2008, the fair value payable was US$ 32 million;

(iii)
A conventional swap in which the Company receives dollars and pays CDI, with a notional amount of US$ 100 million and maturity date at November 2009.  This swap was contracted to hedge the short-term loans denominated in foreign currency.  As of December 31, 2008, the fair value receivable was US$ 2 million;

(iv)
A conventional swap in which the Company receives dollars plus interest plus 300% of CDI and pays 100% of CDI, with notional amount of US$ 6 million and maturity date at January 2009.  This swap was contracted to hedge the short-term loans denominated in foreign currency.  As of December 31, 2008, the fair value receivable was nil;

(v)
A swap with verification in which the Company receives LIBOR plus interest and pays 99.7% of CDI, with notional amount of US$ 50 million and maturity date at March 29, 2010.  This swap was contracted to hedge the export credit agreements.  As of December 31, 2008, the fair value receivable was US$3 million;

(vi)
Sale of Non-Deliverable Forwards (“NDF”) are over-the-counter transactions without physical delivery.  It is related to a future purchase and/or sale of determined quantity of currency, without initial disbursement, based on a notional amount and a strike price.  The notional amount is US$ 24 million and the maturity date is January 2010.  At the maturity date the result will be the difference of the contracted rate and the maturity date rate, multiplied by the notional amount.  As of December 31, 2008 (no similar operations in 2007), the sale average strike was US$ 1.94, the purchase average strike was US$ 2.24, and the fair value liability is US$ 8 million; and

(vii)
Swaps and Target Forwards (“TARN”) are over-the-counter transactions without initial disbursement.  The notional amount is US$ 126 million and the maturity date is January 2010.  If at the maturity date, the exchange rate be below of the strike price contracted, the Company will receive the difference of these rates multiplied by the notional amount, limited to a contracted gain, which can be reach at each maturity date and cancel all the subsequent maturities (“Knock out”).  However, if the exchange rate at maturity date is above of the strike price contracted, the Company will pay the difference of these rated multiplied by the duplicated notional amount.  As of December 31, 2008 (no similar operations in 2007), the average strike was US$ 1.75 and the fair value liability was US$ 68 million.

The following procedures were adopted for the derivatives contract evaluations at December 31, 2008:

(i)	Swaps - were evaluated by the future cash flow, considering the contractual rates up to maturity dates, discounted to present value using the BM&F fixed rate curves;

(ii)
NDF -  were evaluated by the difference of the asset estimated at each maturity date by the vertices interpolation obtained from equivalent transactions at BM&F at December 31, 2008 and the contractual reference amount at the maturity date;

(iii)
TARN - were evaluated using the Monte Carlo Model, in which possible trajectories for the U.S. dollar forward curve are generated based on the current exchange rate level and implicit volatility obtained from Bloomberg.  Based on these simulations, possible payables or receivables are obtained on each verification dates.  Then, these flows are discounted to present value using the BM&F fixed rate curve.  The average of these present values represents the fair value of the transaction.

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

Derivative instruments are classified and demonstrated in the table below based on one of the following categories:

(i)
Level I - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.  An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

(ii)
Level II - other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly, such as: quoted prices for similar assets or liabilities in active or not active markets and other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).  Determined adjustments to these inputs can be adopted to these inputs, based, for instance, on the volume and level of activity in the markets the inputs are observed.

(iii)
Level III - unobservable inputs for the asset or liability.  Unobservable inputs are used to measure fair value to the extent that observable inputs are not available and reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset or liability.  Unobservable inputs shall be developed based on the best information available in the circumstances and are highly dependent on management’s judgment.

		At December 31, 2008
			Fair value at the reporting date
	Notional amount	Carrying amount	Level I	Level II	Level III	Year ended December 31, 2008

Unrealized gain (loss) from cross-currency interest rate swaps, TARN and NDF
Yen x US$	45	3	-	3	-	6
US$ x CDI	100	2	-	2	-	2
CDI x US$ (Call’s NCE)	50	(32)	-	(32)	-	(57)
US$/CDI x CDI	6	-	-	-	-	-
LIBOR x CDI	50	3	-	3	-	31
TARN	126	(68)	-	(68)	-	(100)
NDF	24	(8)	-	(8)	-	(64)

		At December 31, 2007
			Fair value at the reporting date
	Notional amount	Carrying amount	Level I	Level II	Level III	Year ended December 31, 2007

Unrealized gain from cross
currency interest rate swaps
Yen x US$	45	(5)	-	(5)	-	17

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

Management assessed the effectiveness of VCP’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (COSO). Based on this assessment, management concluded that, as of December 31, 2008, VCP’s internal control over financial reporting is effective based on those criteria.

Changes in internal controls. There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm.  The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their attestation report which appears herein.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

On April 25, 2007, we determined that Samuel de Paula Matos is our “audit committee financial expert,” serving on our Conselho Fiscal.  Mr. Matos is independent, as required by rules of the New York Stock Exchange.

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has adopted a code of ethics that applies to all VCP’s employees including the members of our financial department, including our chief executive officer, our chief financial officer and our chief accounting officer.  No waivers, either explicit or implicit, of provisions of the code of ethics were granted to our chief executive officer, chief financial officer or chief accounting officer in 2008.  A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31
	2008		2007		2006
	(in thousands of U.S. dollars)
Audit Fees	US$	622	US$	1,213	US$	1,571
Tax Fees		276		253		-
Audit-Related Fees		109		4		250
Total	US$	1,007	US$	1,470	US$	1,821

Audit Fees

Audit fees in 2008, 2007 and 2006 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the integrated audit of our annual financial statements, reviews of quarterly financial statements and statutory audits of our subsidiaries and of our internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Tax Fees

Tax fees in 2008 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with tax services related to the audit procedures.  Includes fees charged in connection with the review of the income tax returns of Votorantim Celulose e Papel S.A.

Audit-Related Fees

Audit-related fees in 2008 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with a tentative registration statement on Form F-4 drafted in October 2008 and related due diligence procedures, when VCP first announced Aracruz’s acquisition process.

Pre-Approval Policies and Procedures

Our Board of Directors approves, based on the recommendation of the Audit Committee, all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes.  Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement.  Under the Sarbanes Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement.  In 2008, 2007 and 2006 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Treasury shares transactions and additional paid-in capital:

(i)           On June 10, 2008 we repurchased 2,784,091 of our own shares from CMT at an average price of US$ 33.49 per share (Note 4(a) to our consolidated financial statements).

(ii)          On July 14, 2008 we retired these treasury shares acquired reducing the corresponding balances of Additional paid-in capital and Retained earnings.

ITEM 16F.  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

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

Executive Sessions

NYSE rules require that the non management directors must meet at regularly scheduled executive sessions without management. The Brazilian Corporate Law does not have a similar provision. According to the Brazilian Corporate Law, up to one third of the members of the Board of Directors can be elected from management.  In our case, only one of five occupies both an executive and director position.  The directors are not expressly empowered to serve as check on management and there is no requirement that our directors meet regularly without management.  As a result, our directors do not typically meet in executive sessions.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.  Applicable Brazilian law does not have a similar requirement.  However, we have amended our code of ethics to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules.  We believe our code, as amended, substantially addresses the matters required to be addressed by the NYSE rules.  A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.  For a further discussion of our Code of Ethics, see “Item 16B—Code of Ethics.”

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.  Brazilian law does not require that companies maintain an internal audit function.  However, as a best practice, we maintain an internal audit function.  Our internal audit function is under the supervision of the Chief Executive Officer, assuring the necessary independence and competence to assess the design of our internal control over financial reporting, as well as to test its effectiveness as required by Section 404 of the Sarbanes-Oxley Act of 2002.

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

Exhibit Number	Description
3.1.1#	Investment Agreement, dated January 19, 2009, among us, VID, BNDESPar and VPAR

3.1.2#	Form of Shareholders’ Agreement, Annex 3.1.10 to the Investment Agreement, dated January 19, 2009, among us, VID, BNDESPar and VPAR

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

4.4.3+	Disclosed Pledge of Collection Account between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

4.4.4+	Assignment Agreement between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

Exhibit Number	Description
4.5+	Exchange Agreement dated September 19, 2006 by and between Votorantim Celulose e Papel S.A. and International Paper Investments (Holland) B.V.

4.6++	Joint Venture Agreement dated May 8, 2007 between Votorantim Celulose e Papel S.A. and Ahlstrom Louveira Ltda.

4.7++	Strategic Business Agreement dated as of August 6, 2007 between Oji Paper Co., Ltd. and Votorantim Celulose e Papel S.A.

4.8++	Export Prepayment Agreement dated as of June 22, 2007 by and among Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd., and Banco Bilbao Vizcaya Argentaria, S.A.

4.9#	Share Purchase Agreement, dated January 19, 2009, among us, the Families and VID.

4.10#	Share Purchase Agreement, dated March 5, 2009, among us, Joseph Yacoub Safra, Moise Yacoub Safra and VID.

4.11#	Financing Agreement dated January, 2009 through credit facility of R$160,000,000.00 by and between the National Bank of Economic and Social Development - BNDES, VCP

4.12#	Financing Agreement dated July, 2008 through credit facility of R$108,000,000.00 and R$432,000,000.00 by and between the National Bank of Economic and Social Development - BNDES, VCP

4.13#	Private Instrument of Protocol and Justification of total spin-off of Ripasa S.A. Celulose e Papel October 1, 2008

6#	See Note 2(l) to our audited consolidated financial statements for information explaining how earnings per share information was calculated.

8#	See Note 2(c) to our audited consolidated financial statements for information regarding our subsidiaries.

11.1***	English translation of Code of Ethics.

12.1#	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer.

12.2#	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Financial Officer.
13.1#	Section 1350 Certification of Chief Executive Officer.
13.2#	Section 1350 Certification of Chief Financial Officer.

*	Incorporated herein by reference to our report on Form 6-K filed on April 27, 2007 (File No. 001-15018).
**	Incorporated herein by reference to our registration statement on Form F-6 filed on March 25, 2002 (File No. 333-84964).
***	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2004 (File No. 001-15018).
****	Incorporated herein by reference to our annual report on Form 20-F filed on May 21, 2002 (File No. 001-15018).
*****	Incorporated herein by reference to our annual report on Form 20-F filed on June 29, 2006 (File No. 001-15018).
+	Incorporated herein by reference to our annual report on Form 20-F filed on February 1, 2007 (File No. 001-15018).
++	Incorporated herein by reference to our annual report on Form 20-F filed on January 31, 2008 (File No. 001-15018).
#	Filed herewith.

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VOTORANTIM CELULOSE E PAPEL S.A.

By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer

By:	/s/ José Luciano Duarte Penido
Name: José Luciano Duarte Penido
Title: Chief Executive Officer

Date:  June 30, 2009

Votorantim Celulose e Papel S.A.
Consolidated Financial Statements
as at December 31, 2008 and 2007,
and for the Three Years Ended
December 31, 2008
and Reports of Independent Registered
Public Accounting Firms

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

Votorantim Celulose e Papel S.A.

4
The effectiveness of the Company's internal control over financial reporting as of December 31, 2008, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2008 the Company's internal control over financial reporting is effective.

São Paulo, June 29, 2009

José Luciano Penido	Paulo Prignolato
Chief Executive Officer	Chief Financial Officer
June 29, 2009	June 29, 2009

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.

1
In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the consolidated financial statements or internal control over financial reporting of Aracruz Celulose S.A., an affiliate. The investment in which totaled US$ 135 million and US$ 314 million at December 31, 2008 and 2007, respectively, and for which the equity in earnings (losses) of affiliates, included in net income (loss), totaled a loss of US$ 153 million and income of US$ 52 million and US$ 56 million for the years ended December 31, 2008, 2007 and 2006, respectively. The financial statements and internal control over financial reporting of Aracruz Celulose S.A. were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Aracruz Celulose S.A. and as to the effectiveness of its internal control over financial reporting as of December 31, 2008, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Votorantim Celulose e Papel S.A.

2
Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers Auditores Independentes
São Paulo, Brazil
June 29, 2009

Votorantim Celulose e Papel S.A.

Report of Independent Registered
Public Accounting Firm, on Internal
Control Over Financial Reporting

To the Board of Directors and Stockholders of
Aracruz Celulose S.A.
Aracruz - ES

We have audited Aracruz Celulose S.A. and subsidiaries’ (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Votorantim Celulose e Papel S.A.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008, of the Company and our report dated June 30, 2009 expressed an unqualified opinion on those financial statements.

/s/Deloitte Touche Tohmatsu Auditores Independentes
Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
June 30, 2009

Votorantim Celulose e Papel S.A.

Report of Independent Registered Public
Accounting Firm, On Consolidated
Financial Statements

To the Board of Directors and Stockholders of
Aracruz Celulose S.A.
Aracruz - ES

We have audited the accompanying consolidated balance sheets of Aracruz Celulose S.A. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/Deloitte Touche Tohmatsu Auditores Independentes
Deloitte Touche Tohmatsu Auditores Independentes
Rio de Janeiro, Brazil
June 30, 2009

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31
In millions of U.S. dollars, except number of shares

Assets	Note		2008	2007

Current assets
Cash and cash equivalents			280	565
Available for sale securities	6		-	176
Trading securities			43	-
Trade accounts receivable, net	7		151	165
Inventories	8		193	186
Recoverable taxes			73	71
Deferred income tax	5(b	)	43	5
Other			32	34

			815	1,202

Non-current
Investment in affiliates, including goodwill	9		157	1,009
Goodwill, other	9		132	-
Property, plant and equipment, net	10		3,866	3,916
Other assets
Recoverable taxes			105	68
Accounts receivable for investment sold	4(a	)	10	34
Advances to suppliers			7	10
Judicial deposits	15		130	158
Other			8	8

			260	278

Total assets			5,230	6,405

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31
In millions of U.S. dollars, except number of shares	(continued)

Liabilities and shareholders' equity	Note		2008	2007

Current liabilities
Trade payables			65	139
Short-term debt	11		438	211
Current portion of long-term debt	12		490	156
Unrealized loss from cross-currency interest rate swaps	14		97	5
Payroll, profit sharing and related charges			23	23
Taxes on income and other taxes			5	34
Interest attributable to capital payable	17		-	170
Other			34	18

			1,152	756

Non-current
Long-term liabilities
Long-term debt	12		1,159	1,197
Unrealized loss from cross-currency interest rate swaps	14		3	-
Deferred income tax, net	5(b	)	204	349
Accrued liabilities for legal proceedings	15		161	197
Post-retirement benefits	21		26	23

			1,553	1,766

Commitments and contingencies	15

Shareholders' equity	17
Preferred shares, no par value, 280,000,000 shares authorized, 95,658,964 shares issued and outstanding (2007 - 98,443,055)			953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding			1,053	1,053
Additional paid-in capital	4(a)(i	)	35	35
Treasury shares, at cost, 2007 - 28,900 preferred shares	4(a)(i	)	-	(1)
Appropriated retained earnings			110	110
Unappropriated retained earnings			1,215	1,711
Accumulated other comprehensive income (deficit)
Cumulative translation adjustments			(847)	19
Post-retirement benefits	21		6	3

			2,525	3,883

Total liabilities and shareholders' equity			5,230	6,405

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Operations
Years Ended December 31
In millions of U.S. dollars, except number of shares

	Note		2008	2007	2006

Net operating revenue
Domestic sales (net of sales taxes: 2008 - US$ 223; 2007 - US$ 226 and 2006 - US$ 222)			721	709	685
Export sales			645	624	632

			1,366	1,333	1,317

Operating costs and expenses
Cost of sales			934	887	813
Selling and marketing			143	138	136
General and administrative			72	64	63
Gain on exchange of assets, net	4(b	)	-	(955)	-
Other, net			17	13	20

			1,166	147	1,032

Operating income			200	1,186	285

Non-operating income (expense)
Financial income	19		149	236	166
Financial expense	19		(227)	(145)	(148)
Foreign exchange gain (loss) and unrealized gain
(loss) on swaps and trading securities, net			(593)	214	(4)

			(671)	305	14

Income (loss) before taxes on income and equity in affiliates			(471)	1,491	299

Current income tax expense			(2)	(35)	(25)
Deferred income tax expense on asset exchange gain			-	(327)	-
Deferred income tax (expense) benefit			200	(21)	21

	5(a	)	198	(383)	(4)

Income (loss) before equity in affiliates			(273)	1,108	295

Equity in earnings (losses) of affiliates	9		(132)	113	77

Net income (loss)			(405)	1,221	372

Votorantim Celulose e Papel S.A.

Consolidated Statements of Operations
Years Ended December 31
In millions of U.S. dollars, except number of shares	(continued)

	Note		2008	2007	2006

Net income applicable to preferred shares			-	618	188
Net income (loss) applicable to common shares			(405)	603	184

Net income (loss)			(405)	1,221	372

Basic and diluted earnings (loss) - in U.S. dollars	2(l	)
Per preferred share or ADS			-	6.28	1.97
Per common share			(3.83)	5.71	1.79

Weighted average number of shares outstanding (thousand)
Preferred			96,888	98,444	92,240
Common			105,702	105,702	105,702

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows
Years Ended December 31
In millions of U.S. dollars

	Note	2008	2007	2006

Cash flows from operating activities
Net income (loss)		(405)	1,221	372
Adjustments to reconcile net income (loss) to cash from operations
Depreciation and depletion		160	143	193
Loss on disposal of property, plant and equipment		21	10	14
Gain on sale of investments	4(a)/4(d)	-	(65)	-
Gain on exchange of assets, net of deferred tax of (US$ 338)	4(b)	-	(651)	-
Foreign exchange and unrealized swap and trading securities (gains) losses, net		593	(214)	4
Deferred income tax		(200)	21	(21)
Equity in losses (earnings) of affiliates		132	(113)	(77)
Interest attributable to capital and dividends received		27	23	15
Other		88	23	-
Decrease (increase) in assets
Trade accounts receivable		14	36	6
Inventories		(7)	13	(19)
Other assets		18	(95)	(89)
Decrease in liabilities		(53)	(19)	(16)

Net cash provided by operating activities		388	333	382

Cash flows from investing activities
Available for sale securities
Purchase		(7)	(823)	(431)
Proceeds from sale and maturities		193	1,078	602
Trading securities, net		(43)	-	-
Sale of an interest in an affiliate	4(a)	42	93	-
Acquisition of an interest in an affiliate	4(a)	-	-	(36)
Acquisition of property, plant and equipment		(692)	(477)	(248)
Exchange of cash and cash equivalents assets		-	(16)	-

Net cash used in investing activities		(507)	(145)	(113)

Cash flows from financing activities
Short-term debt
Borrowings		936	622	603
Repayments		(433)	(709)	(441)
Long-term debt
Third parties
Issuance		50	382	134
Repayments		(37)	(240)	(299)
Related parties
Issuance		21	12	45
Repayments		(51)	(44)	(56)
Treasury shares
Acquisition and CMT extra-judicial agreement	4(a)(i)	(182)	-	-
Sale		-	-	18
Interest attributable to capital and dividends paid		(188)	(136)	(111)

Net cash provided by (used in) financing activities		116	(113)	(107)

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows
Years Ended December 31
In millions of U.S. dollars	(continued)

	Note	2008	2007	2006

Effect of exchange rate changes on cash and cash equivalents		(282)	85	(18)

Net (decrease) increase in cash and cash equivalents		(285)	160	144

Cash and cash equivalents at beginning of year		565	405	261

Cash and cash equivalents at end of year		280	565	405

Supplemental cash flow information
Cash paid during the year for
Income tax		1	-	14
Interest		91	110	98

Supplemental non cash flow information
Income tax offset with tax credits		33	46	12
Issue of shares upon acquisition of an interest in an affiliate	4(a)	-	-	168
Asset exchange	4(b)
Assets received (fair value)		-	1,498	-
Assets provided (book value)		-	509	-

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in
Shareholders' Equity
In millions of U.S. dollars, except number of shares

	2008	2007	2006

Preferred shares
At beginning of year	953	953	785
Capital increase	-	-	168

At end of year	953	953	953

Common shares
At beginning and end of year	1,053	1,053	1,053

At end of year	1,053	1,053	1,053

Additional paid-in-capital
At beginning of year	35	35	29
Gain on sale of treasury shares	-	-	6
Put option exercised by CMT (Note 4(a)(i))	(44)	-	-
Shares retired (Note 4(a)(i))	44	-	-

At end of year	35	35	35

Treasury shares
At beginning of year	(1)	(1)	(13)
Preferred shares sold (2008 - 28,900; 2007 - 3,098;
2006 - 1,049,502)	1	-	12
Put option exercised by CMT (Note 4(a)(i))	(50)	-	-
Shares retired (Note 4(a)(i))	50	-	-

At end of year	-	(1)	(1)

Appropriated retained earnings
At beginning of year	110	86	72
Transferred from unappropriated retained earnings	-	24	14

At end of year	110	110	86

Unappropriated retained earnings
At beginning of year	1,711	694	487
Net income (loss)	(405)	1,221	372
Transferred to appropriated retained earnings	-	(24)	(14)
Shares retired (Note 4(a)(i))	(94)	-	-
Reversal of dividends expired	3	-	-
Dividends and interest attributed to capital
Preferred	-	(91)	(76)
Common	-	(89)	(75)

At end of year	1,215	1,711	694

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in
Shareholders' Equity
In millions of U.S. dollars, except number of shares	(continued)

	2008	2007	2006

Cumulative translation adjustments
At beginning of year	19	(545)	(687)
Gain (loss) for the year	(866)	564	142

At end of year	(847)	19	(545)

Post-retirement benefits
At beginning of year	3	-	-
Provision for the year	3	3	-

At end of year	6	3	-

Net unrealized gains on available for sale securities
At beginning of year	-	-	11
Realized (transferred to results of operations)	-	-	(11)

At end of year	-	-	-

Shareholders' equity at end of year	2,525	3,883	2,275

Comprehensive income (loss)
Net income (loss)	(405)	1,221	372
Translation adjustments	(866)	564	142
Post-retirement benefits	3	3	-

Comprehensive income (loss)	(1,268)	1,788	514

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

1	Operations

Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in São Paulo.

We produce eucalyptus pulp which we use in our own paper manufacturing facilities and sell the excess in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

In 2009, the shareholders agreed to postpone the Company's planned project, and initial environmental licensing process, to install a pulp plant in the State of Rio Grande do Sul due to the current global economy crisis.

On March 30, 2009 the Company's new production unit located in the city of Três Lagoas, Mato Grosso, became operational and is programmed to reach full capacity in four years.

On February 1, 2007 VCP and International Paper Investments (Holland) B.V. ("International Paper") exchanged industrial and forestry assets whereby VCP provided a pulp and paper plant and timberlands and received land, forests and a pulp mill under development (Note 4(b)). On June 25, 2007, VCP paid US$ 34 to International Paper for closing adjustments (Note 4(b)). The transaction was treated as a non cash exchange of assets for accounting and tax purposes and generated no immediate tax consequences in the companies' operating environment.

On September 3, 2007, the Company contributed a portion of its Jacareí mill assets in exchange for a 40% interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. ("Ahlstrom VCP"). Ahlstrom Corporation ("Ahlstrom"), contributed US$ 124 in cash in exchange for its 60% interest. On August 29, 2008 the remaining 40% equity interest was sold to Ahlstrom for US$ 42 (Note 4(d)).

Our preferred shares are traded on the Brazilian Stock Exchange under the symbol "VCPA4." Our American Depositary Shares ("ADS") are traded on the New York Stock Exchange under the symbol "VCP". Each ADS represents one of our preferred shares.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

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

We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. Our affiliates located outside Brazil have the U.S. dollar as their functional currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation" issued by the Financial Accounting Standards Board ("FASB"). Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2008 - US$ 1.00 : R$ 2.3370 - December 31, 2007 - US$ 1.00 : R$ 1.7713; December 31, 2006 - US$ 1.00 : R$ 2.1380).

Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the year. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account - "CTA" in shareholders' equity.

(c)	Principles of consolidation

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: Normus Empreendimentos e Participações Ltda. ("Normus"), Newark Financial Inc. ("Newark"), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT and VCP-MS Celulose Sul Mato-Grossense Ltda. ("VCP-MS") all of which are wholly owned. All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

We own 28.0% of the common voting shares, which represent 12.35% of the total share capital, of Aracruz Celulose S.A. ("Aracruz"), which we acquired in 2001. At December 31, 2008, the quoted market value of our 127,506,457 Aracruz common shares was US$ 217 compared to US$ 1,150 at December 31, 2007 against a carrying value of the investment including goodwill of US$ 135 and the deferred tax asset on impairment of Aracruz investment (Note 5(b)) of US$ 46. The Aracruz common share quoted price at December 31, 2008 was R$ 3.98 and R$ 5.60 on January 19, 2009, equivalent to US$ 1.70 and US$ 2.40.

On January 20, 2009, VCP management announced that it had concluded negotiations with members of the Lorentzen, Moreira Salles and Almeida Braga families (the "Families") for VCP to acquire 127,506,457 common shares issued by Aracruz, representing approximately 28.03% of the voting capital of Aracruz. The transaction closed on January 21, 2009. The purchase price of R$ 2,710 million is to be paid in six tranches (Note 4(e)).

On January 20, 2009, Aracruz management announced that it had reached an agreement with 80% of the banks party to derivative transactions which had caused Aracruz to record significant losses during 2008 (Note 22).

We own 50% of the voting and total shares of Asapir Produção Florestal e Comércio Ltda. ("Asapir") and of Voto - Votorantim Overseas Trading Operations IV Limited. ("VOTO IV"). From September 2007 to August 2008, we also owned 40% of the voting and total shares of Ahlstrom VCP. These investees, which are incorporated in Brazil, are accounted for using the equity method.

On March 31, 2005, via a 50% owned joint venture Ripasa Participações S.A. ("Ripar"), Ripar acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer (Note 4(a)). On May 24, 2006, Ripasa's minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar (Note 4(a)) which, among other things, resulted in VCP indirectly owning 50% of Ripasa, via Ripar. Subsequently Ripar was dissolved and its assets were distributed to VCP and Suzano, in equal parts (Note 4(a)). On July 4, 2006, the joint venture partners paid US$ 71 to a group of Ripasa's minority preferred non-voting shareholders. We accounted for our equity interest in Ripasa using financial information with a one month lag. through August 31, 2008. Effective September 1, 2008 Ripasa was transformed into a cost and production sharing unit, know as Consórcio Paulista de Papel e Celulose ("Conpacel or "Consortium"), wherein VCP has an undivided 50% interest in the assets liabilities and operations of the Consortium (Note 4(a)(v)). Subsequently, the one month lag was eliminated and we recorded equity in earnings based on August 31, 2008. From September 1, 2008, we started to recognize our 50% interest in the Consortium's operations and no longer applied the  equity method. Upon derecognizing the investment in the affiliate and recording our share in its net assets, investments in affiliates were reduced by US$ 441 and fixed assets and other assets increased by US$ 677. During the period it was treated as an equity investment, sales to third parties by Ripasa were made through its joint venture partners; similarly, the Consortium does not make sales directly to third parties. From the date of the Consortium's formation through December 31, 2008, the Company recorded cost of sales of US$ 2 on sales of products it received from the Consortium.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(d)	Cash and cash equivalents

We consider all highly liquid investments with a maturity at acquisition of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost plus accrued interest, and the balances approximate market values.

(e)	Available for sale securities

We consider debt securities as available for sale securities when we intend to sell the securities before its maturity. Available for sale securities are presented based on fair market value and the unrealized gain or loss, net of taxes, is recorded in shareholders' equity until the maturity or sale date, when the gain or loss is recorded in the statement of operations. Interest income, including amortization of any premium or discount arising at acquisition, is recognized as Financial income, in the statement of operations.

(f)	Inventories

Inventories, including timber, are stated at average cost of acquisition or production which is lower than market. We record allowances for slow moving or obsolete inventories when deemed appropriate.

(g)	Investment in affiliates, including goodwill and other goodwill

Investments in affiliates in which we have the ability to exercise significant influence over the operating and financial policies are accounted for under the equity method. Our investment in affiliates is presented together with goodwill from the acquisitions of such investments. Investments in affiliates, which includes the corresponding goodwill on the acquisition of such affiliates is tested, at least, annually for impairment. The Goodwill, other balance (Note 9) relates to Ripasa, which began to operate as a consortium on September 1, 2008. This goodwill is tested, at least, annually for impairment pursuant to SFAS 142, "Goodwill and Other Intangible Assets".

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(h)	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction, including interest during the period of construction. Expenditures which materially extend the useful lives of the existing facilities and equipment are capitalized. We depreciate property, plant and equipment using the straight-line method at rates we consider to be compatible with the useful lives, principally ten years for furniture and fixtures and five years for vehicles and capitalized software costs. Machinery and equipment is, effective May 2006 and based upon an appraisal, depreciated over a useful life of 18 years and 3 months instead of the previously used 25 years. Depletion of forests is computed using the units-of-production method, based on the volume of timber harvested in each period and capitalized costs are expensed at the time of each harvest. Costs related to the start-up of new facilities and re-structuring charges are expensed as incurred.

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

We considered SFAS 143 "Accounting for Asset Retirement Obligations" in determining whether to record an asset retirement obligation for property, plant and equipment and have concluded that no such adjustment was required as we have no retirement obligation for which there are existing legal obligations and that obligation is unavoidable. The Company does not have any long-lived asset that it expects to abandon, or dispose of that would require an asset retirement obligation provision.

(i)	Income taxes

Brazilian taxes on income consist of federal income and social contribution taxes, the latter being a federal tax based on adjusted taxable income determined under Brazilian tax regulations. There are no taxes levied by state or local authorities on income in Brazil.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

For the purposes of these financial statements, we have applied SFAS 109 "Accounting for Income Taxes", for all periods presented. The effect of adjustments made to reflect the requirements of US GAAP as well as the differences between the tax bases of non-monetary assets have been recognized as temporary differences for the purpose of recording deferred income taxes.

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation no. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". The adoption of FIN 48 had no effect on the financial information or disclosures (Note 20).

(j)	Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are delivered to our customers which are when title and associated risks pass to our customers. Revenue was recorded net of sales returns of US$ 9 in 2008 (US$ 8 in 2007 and US$ 10 in 2006). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income. Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

(i)	Paper - domestic market

Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer's carrier (FOB) or premises (CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers (approximately 8% of accounts receivable), and represented approximately 31% of our domestic sales in 2008 (2007 - 23% and 2006 - 22%). Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 240 days. The Company charges the same price on vendor program sales as it does on cash-on-delivery sales. There is no embedded charge for the guarantee.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(ii)	Paper - export market

Export orders are normally fulfilled from inventories maintained at our own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. CIF and FOB terms determine timing of revenue recognition.

(iii)	Pulp - domestic market

Sales are primarily under credit terms which do not exceed 30 days. Revenue recognition is consistent with that applied to paper sales.

(iv)	Pulp - export market

All export orders are normally fulfilled from inventories maintained at our own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. Shipping and handling costs, when billed to customers in a sales transaction, are included in revenue and the related costs are charged to selling and marketing expenses. These costs totaled US$ 92, US$ 89 and US$ 79 in 2008, 2007 and 2006, respectively.

Annually, the Company considers the provisions of FIN 45 and EITF 00-21 "Revenue Arrangements with Multiple Deliverables" in accounting for the vendor program. Guarantee income from these arrangements are not significant and although EITF 00-21 was considered in the determination of how to account for a possible multiple deliverables, these were considered not to be material. The Company's historical analysis indicates that the fair value of the guarantees is insignificant as the Company has not incurred significant losses in the past. The Company recognizes revenue for each of the elements of the sale of the products when the customer takes delivery.

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

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(l)	Earnings (loss) per share

In conformity with SFAS 128, "Earnings per Share", we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares. The computation has been made as if the net income (loss) for each period will be fully distributed. As earnings may be capitalized or otherwise appropriated, there is no assurance that either common or preferred shareholders will receive dividends. We may also pay dividends through interest attributed to capital in accordance with our by-laws.

Consistent with guidance provided by Emerging Issues Task Force (EITF) No. 03-06 "Participating Securities and the Two-Class Method under SFAS No. 128, 'Earnings per Share'", an entity would allocate losses to the preferred shares in periods of net loss if, based on the contractual terms of the participating security, the preferred shares had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses. The Company's preferred shares do not have a contractual obligation to share in the losses. Accordingly, the loss per share for the year ended December 31, 2008 was computed only for common shares.

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

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

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

(p)	Restructuring expenses

A corporate restructuring was carried out during the fourth quarter of 2008. Expenses relating primarily to employee terminations expenses totaling US$ 4 were recorded as General and administrative expenses.

3	Recently Issued Accounting Pronouncements

The FASB recently issued a number of SFAS and interpretations.

(a)	Accounting pronouncements adopted

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

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

The adoption of SFAS 157 did not generate a material impact on the Company's financial position, except for certain required disclosures about fair value measurements (Note 14).

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS No. 115". SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not generate a material impact on the Company's financial position, as it did not elect to adopt the fair value option for any of its financial assets or liabilities at January 1, 2008.

On September 12, 2008, the FASB issued an FASB Staff Position (FSP) that introduces new disclosure requirements for credit derivatives and guarantees and clarifies the effective date of SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities". The new disclosure requirements are designed to result in similar disclosures for financial instruments with similar risks and rewards relating to credit risk, regardless of their legal form. For some companies, the additional disclosures may be significant, particularly given the increased use in recent years of credit default swaps to manage and gain exposure to particular credit risks. This FSP is effective for fiscal years, and interim periods within those fiscal years, ending after December 15, 2008. The adoption of this FSP did not generate a material impact on the Company's financial disclosures.

(b)	Accounting pronouncements
not yet adopted

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combination", which replaces SFAS 141, (issued 2001) Business Combinations. This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement's scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

The result of applying SFAS 141's guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement's requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements". The Company is currently assessing the impact of this statement on its consolidated financial statements and will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51", which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related SFAS 141(R). This Statement will be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements will be applied retrospectively for all periods presented.

In March 2008, the FASB issued FASB SFAS161, "Disclosures about Derivative Instruments and Hedging Activities". The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently assessing the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated financial statement.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles", which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement will be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board - PCAOB amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company is currently assessing the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated financial statement.

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

Pursuant to the November 10, 2004 agreement, VCP and Suzano also had a call option to acquire from the former principal shareholder of Ripasa (formerly ZDZ Participações e Administração S.A., now CMT Empreendimentos e Administração S.A. or "CMT") additional common shares representing 22.41% of the voting common shares and additional preferred shares that, in the aggregate, totaled 13.45% of the total capital of Ripasa.

As a result of the completion of a corporate restructuring (item (ii) below), the aforementioned put and call option agreements were modified to substitute the Ripasa shares for shares of VCP and Suzano since the former Ripasa minority shareholders had exchanged their shares of Ripasa for shares of VCP and Suzano. Accordingly, CMT had a put option that would require VCP to acquire 3,124,139 of its own non-voting preferred shares during a five-year period ending March 31, 2010 and VCP has a call option to acquire these same shares from CMT during a twelve-month period beginning March 31, 2010 under the same terms, values and preceding conditions as the original call option agreement for the Reais equivalent of US$ 80 plus Brazilian market rate interest beginning from March 31, 2005. The corresponding put option held by the former principal shareholding group has the same term, values and preceding conditions and expiration date as in the original put agreement, only the underlying security had been substituted.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

On August 10, 2007, CADE, the Brazilian federal government anti-trust authority, approved the Ripasa acquisition.

On March 3, 2008, CMT announced its intention to exercise its put option related to 2,784,091 preferred shares of VCP. Pursuant to the exercise of such option by CMT, VCP and Suzano had to acquire shares of their own capital, to be kept in treasury.

On May 26, 2008, VCP and Suzano presented a Reconsideration Request to the CVM whereby the companies proposed to acquire the shares at market price. To avoid possible challenge due to breach of contract, the parties also informed the CVM about a transaction with CMT regarding the portion of the amount originally agreed upon under the Option of Purchase and Sale Agreement that exceeded the market price of the shares which would be acquired under the contractual terms.

On June 5, 2008, the CVM Board authorized the acquisition of the shares contemplated in the Option of Purchase and Sale Agreement at their then current market value without specific reference to the payment of the amount under the transaction. On June 10, 2008, VCP and Suzano each acquired its own shares from CMT at the then current market value of the shares for US$ 94, which was recorded directly in shareholders' equity, under Treasury shares and as Additional paid-in capital, and executed an extra-judicial agreement with CMT, for the payment of US$ 88, recorded under Financial expenses, in consideration for CMT's waiver for any rights against VCP in regards to the acquisition of the above mentioned shares and the Option Agreement. The payment of the above mentioned amounts concluded the transfer of the aforementioned shares and the transaction, with mutual acquittal of the parties in regards to the exercise of the put option in regards to such shares.

On July 14, 2008 VCP retired the 2,784,091 preferred shares which were held in treasury thereby reducing the corresponding amounts in Additional paid-in capital and Treasury shares by charging Retained earnings.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

There are 340,048 outstanding preferred shares that remain under the Option of Purchase and Sale Agreement, encumbered and unavailable for the exercise of the option thereunder. At December 31, 2008, their contractually stipulated acquisition cost would be the Reais equivalent of US$ 17. However, until such time as the restrictions on sale of these shares by CMT are lifted (item (iii) below), the Company believes the fair value of its obligation to meet the put option is insignificant. Accordingly, no liability has been recorded in VCP's financial statements with respect to the option related to these shares.

(ii)	Restructuring

On July 20, 2005 the Boards of Directors of VCP, Suzano and Ripasa approved the Protocol and Justification of Share Merger and Distribution ("Protocol") document that would allow CMT, representing 13.45% of Ripasa's total capital, and the remaining minority preferred shareholders of Ripasa, representing 40.49% of its total capital, to exchange their common and preferred shares for shares of VCP and Suzano, in equal parts. The restructuring plan involved two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. Upon completion of the proposed restructuring, Ripasa's minority shareholders would become shareholders in VCP and Suzano, in accordance with the Protocol. However, certain minority shareholders subsequently filed a lawsuit seeking to suspend the restructuring plan.

On April 20, 2006, VCP and Suzano entered into a judicial agreement to pay the alleged damages, settle the judicial action and implement the restructuring. The agreement required the payment of an additional amount for each of the preferred shares held by all minority shareholders.

On May 24, 2006, the shareholders of VCP, Suzano, Ripasa and Ripar approved the restructuring that allowed all of Ripasa's minority common and preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares pursuant to a new Protocol executed on May 5, 2006. VCP issued 12,532,009 preferred shares, with no par value, to all of the former Ripasa shareholders for the purchase of its portion of the remaining outstanding Ripasa common and preferred shares. As a result, VCP's preferred share capital was increased by US$ 168 to US$ 953, determined based on the share's quoted market price at that date. Suzano, simultaneously, issued its own preferred shares to all of the former Ripasa shareholders in a similar aggregate value.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

On July 4, 2006, pursuant to the aforementioned April 20 judicial agreement, VCP and Suzano disbursed to all the former Ripasa shareholders the Reais equivalent, at the date, of US$ 71 (split equally between VCP and Suzano). Accordingly, VCP and Suzano jointly became the sole owners of all Ripasa shares via their joint ownership in Ripar.

On April 30, 2006 Ripar was liquidated by dissolution and its only assets, the shares in Ripasa, were distributed equally to both VCP and Suzano. As a result, VCP became the direct holder of its 50% interest in Ripasa.

(iii)	Valuation of the put/call options

The remaining VCP preferred shares now owned by CMT are still subject to encumbrances under a legal order filed by a government agency as collateral to a legal proceeding to which CMT is a party. The options are accounted for as derivative instruments pursuant to SFAS 133 "Accounting for Derivative Instruments and Hedging Transactions" which requires, among other things, that these instruments be initially recognized at their fair values as of May 2006 and subsequent fair value changes be recognized in the statement of operations for the period.

In the event the restrictions on sale are lifted and the option becomes exercisable, VCP will record the fair value of its shares acquired directly in Additional paid-in capital in shareholders' equity and the difference in earnings of the period in which the restrictions are lifted.

(iv)	Disposition of non-core assets

VCP and Suzano jointly determined that Ripasa's core business is the Americana pulp and paper mill and all other non-core assets should be disposed. During 2007, the following non-core asset dispositions occurred: (i) Embu - on February 15, 2007 VCP signed an agreement to sell VCP's interest in the Ripasa unit located in Embu, state of Sao Paulo, to Suzano. This transaction was concluded on March 30, 2007 at which time Suzano disbursed US$ 20 to VCP. This operation generated a loss of US$ 12 including the write-off of goodwill; and (ii) Cubatão and Limeira - on August 1, 2007 VCP and Suzano signed an agreement to sell these units, located in Cubatão and Limeira, state of São Paulo, to a third party. The transaction was concluded on November 1, 2007 at which time VCP and Suzano each received US$ 32. This operation generated a loss of US$ 4 including the write-off of goodwill.

During August 2008, the remaining unsold non-sale assets, which have a book value of US$ 29 at September 30, 2008, were segregated by Ripasa and contributed as the initial capital of Asapir, a newly incorporated Brazilian company.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(v)	The Ripasa Consortium - Conpacel

VCP participates in a cost and production sharing venture with Suzano which operates a pulp and paper plant in Americana, São Paulo. Under the various agreements, the members have undivided interests in assets, liabilities and operations of the venture.

On May 12, 2008, Brazilian tax authorities approved the transformation of Ripasa into a production unit operating as a Consortium (an unincorporated joint-venture in which each party has an undivided interest) of VCP and Suzano. Conpacel began its operations on September 1, 2008. VCP and Suzano each own 50% of the net assets of Conpacel. VCP is entitled to 50% of the Consortium's production beginning September 1, 2008.

Brazilian law specifies that such consortium contracts do not constitute legal entities. Each of the legal entities party to a consortium contract is responsible only for its contractually defined obligations. The bankruptcy of one of the legal entities does not impact the legal obligations and rights of the other parties, the debts and assets of the bankrupt entity relate only to that entity according to contractual conditions.

The Consortium contract defines the obligations and responsibilities of each party; the rights to revenues, management of operations and accounting. The Consortium term is for 30 years unless wound-up through deliberation of the parties, bankruptcy or settlement.

Each party has 50% of the specific assets, liabilities and costs, and each legal entity is obligated to make payments based on the Consortium agreement. The payments made by VCP and Suzano, as well as the budget for capital expenditures, are defined by the independent General Manager. VCP and Suzano agree to make payments in accordance with the decisions of the independent General Manager.

As no separate legal entity exists, there is no consolidation of a separate entity. As per EITF 00-01 "Applicability of the Pro-Rata Method of Consolidation to Investments in Certain Partnerships and Other Unincorporated Joint Ventures", VCP accounts for its rights and obligations according to its undivided interest as defined in the Consortium agreement, and records them as part of VCP's operations according to their nature.

The carrying value of 50% of Conpacel's net assets at August 31, 2008 which represents the undivided interest of VCP is demonstrated below:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

Assets
Current assets	43
Non-current assets
Property, plant and equipment at cost	596
Other non-current assets	38
Liabilities
Current liabilities	(59)
Non-current liabilities	(177)

Net assets	441

(b)	Asset exchange

On September 19, 2006, VCP entered into an Exchange Agreement with International Paper to exchange industrial and forestry assets between the two entities. On February 1, 2007 VCP and International Paper consummated a non-cash agreement to exchange industrial and forestry assets between the two entities. As a consequence, VCP transferred to International Paper its pulp and paper plant located in Luiz Antonio (state of São Paulo) and the plant's related timberlands. International Paper in turn, transferred to VCP assets used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project with a fair value of US$ 1,150, located in Três Lagoas (state of Mato Grosso do Sul). The assets received by VCP are held by its wholly-owned subsidiary VCP-MS.

As a result of this operation VCP recorded an initial gain on exchange of assets of US$ 989 in the statement of operations and a corresponding deferred income tax liability of US$ 344. The deferred tax liability was recorded in recognition that this non cash gain is a temporary difference under US GAAP. Pursuant to APB 29 "Accounting for Nonmonetary Transactions", the fair value of the assets surrendered was used when measuring the cost of an exchange transaction in order to determine the gain or loss to be recognized. The assets surrendered comprised an operating pulp and paper plant for which an appraisal was not readily available. The Company believes the fair value of the net assets acquired was more clearly evident than the fair value of the asset surrendered as the fair value of the assets received were substantially represented by cash based heavily on the liquid assets received (escrow deposit).

On June 20, 2007, pursuant to the Exchange Agreement, the parties finalized adjustments that resulted in a cash disbursement by VCP to International Paper of US$ 34, reducing the total gain to US$ 955 and deferred income tax expense to US$ 327.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

The net assets provided to International Paper, at book value, and the net assets received from International Paper, at fair value, are summarized below:

	Net assets	Net assets
	provided	received
	(Book value )	(Fair value )

Current assets	118	62
Non-current assets	7	6
Property, plant and equipment, net	406	1,527

Total assets	531	1,595

Liabilities	(22)	(97)

Total shareholders' equity	509	1,498

Gain on exchange of assets (pre-tax)		989

International Paper's subsidiary owned land, 15-year mature timberlands and environmental permits (issued by the Brazilian authorities based on an existing construction project), that allow the construction of a pulp mill in Três Lagoas. International Paper also transferred to its subsidiary (now denominated VCP-MS), cash of US$ 1,200 which was placed, pursuant to VCP-MS instructions, in trust to restrict its use only to the construction of the turnkey pulp mill. Pursuant an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. Financial income accrued and recorded by VCP was US$ 32 and US$ 124 for the years ended December 31, 2008 and 2007, respectively.

A third party, Pöyry Engenharia ("Pöyry"), was contracted in 2006 by International Paper's subsidiary (now VCP-MS) as a project manager for the pulp mill construction. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. The Três Lagoas project became operational on March 30, 2009. Pöyry will earn a management fee and will bear the construction risks and will be entitled to any surpluses or be responsible for shortfalls.

During 2007 VCP-MS modified the technical specifications of the original project for the construction of the pulp plant. The modifications resulted in an increase in the plant's initial annual production capacity from 1,000,000 to 1,300,000 tons of bleached eucalyptus pulp. As a result of these modifications, VCP-MS and its factory supplier agreed to price adjustments to the original contracted price.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

Although this transaction is still subject to the approval by the Brazilian antitrust authorities, the review process is considered by management to be merely perfunctory by nature and authorizations are expected to be obtained without significant restrictions.

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

The Ahlstrom VCP venture, produced specialty papers in the Jacareí mill primarily for labeling applications and flexible packaging markets.

Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, held an initial 60% interest and VCP held the remaining 40% interest, during the period from September 3, 2007 through August 29, 2008. The initial 2007 transaction involved an investment by Ahlstrom of US$ 119 and generated a non-taxable capital gain of US$ 48 and a gain on sale of investment of US$ 15, net of tax of US$ 8, recorded in Non-operating income. The remaining 40% interest of VCP was sold to Ahlstrom in August, 29, 2008 for US$ 42 in a single transaction.

(e)	Acquisition of shares of Aracruz

On January 20, 2009, the Company announced the conclusion of negotiations with members of the Families to acquire 127,506,457 common shares issued by Aracruz, representing approximately 28% of the voting capital of Aracruz. The purchase price was R$ 2,710 million (equivalent to US$ 1,160, at the December 31, 2008 exchange rate) and it is to be paid in six fixed semi-annual installments, the first of which totaling R$ 500 million (equivalent to US$ 214, at the December 31, 2008 exchange rate) was paid on January 21, 2009.

The remaining installments will be paid as follows:

.
July 5, 2009 - R$ 500 million, of which R$ 400 million will be paid in cash, and the balance of R$ 100 million to be credited in favor of the Families for private subscription of VCP preferred shares at a price of R$ 19.00 per share.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

.	January 5, 2010 - R$ 500 million to be paid in cash.

.	July 5, 2010 - R$ 500 million to be paid in cash.

.	January 5, 2011 - R$ 410 million to be paid in cash.

.	July 5, 2011 - R$ 300 million to be paid in cash.

The shareholders' agreement executed by the Families and Messrs. Joseph Yacoub Safra and Moise Yacoub Safra ("Safra") in relation to their investments in Aracruz provided that: neither party may take any action or omit to take any action which results in the extension or renewal of the existing Shareholders' Agreement, and after May 11, 2008: (a) the sale by either party shall be subject to rights of first refusal by the other party and to tag-along rights, and, (b) in the event of a sale by either of them to a third party, the purchaser must adhere to the provisions of the agreement (same price and conditions).

In March 2009 Safra exercised its tag along right and, consequently, VCP owns, at the closing date of April 29, 2009, 84% of the voting capital of Aracruz. The nominal value of the total transaction is R$ 5,420 million (equivalent to US$ 2,319, at the December 31, 2008 exchange rate) and its present value at December 31, 2008 is approximately R$ 4,700 million (equivalent to US$ 2,011, at the December 31, 2008 exchange rate) (Note 22).

Pursuant to the conditions of the final contract signed between Aracruz and its creditor banks, the obligations relating to the settlement of its derivatives losses were renegotiated to be paid over nine years beginning in 2009 in semi-annual installments and as from 2010 in quarterly installments (Note 22(b)).

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

The statutory rate applied to income before taxes is reconciled to income tax expense (benefit), as follows:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

	2008	2007	2006

Income (loss) before taxes on income	(471)	1,491	299

Income tax benefit (expense) at statutory tax rate - 34%	160	(507)	(102)

Reconciliation of statutory to effective rate
Benefit from interest attributable to capital	-	56	51
Equity in earnings (losses) of affiliates	(45)	39	26
Differences in foreign income tax rate	67	23	24
Other permanent differences	16	6	(3)

Income tax (expense) benefit	198	(383)	(4)

(b)	Analysis of deferred tax balances

	December 31,

	2008	2007

Deferred tax assets
Temporary differences	127	38
Tax loss carryforwards	104	47
Tax effects on impairment of Aracruz investment	46	46
US GAAP adjustments and others	14	2

Total deferred tax assets	291	133

Less: current portion	(43)	(5)

Total deferred tax assets non-current portion	248	128

Deferred tax liabilities
US GAAP adjustments
Gain on exchange of assets (Note 4(b))	(293)	(386)
Tax effect on fair value of asset exchange (Note 4(b))	(63)	(83)
Other	(96)	(8)

Total deferred tax liabilities	(452)	(477)

Net deferred tax liabilities non-current portion	(204)	(349)

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
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

A new cost basis for our off-shore holding company, Newark's, carrying value of its investment in Aracruz (which uses the U.S. dollar as its functional currency) was determined based on the market price of US$ 18.56 for the Aracruz ADS on December 31, 2002, and an impairment charge of US$ 136 (gross of deferred income tax effects of US$ 46) was recorded directly to income (Equity loss of investee). The deferred tax effect is included in Deferred income tax benefit (expense). At December 31, 2008, Aracruz ADS traded at US$ 11.28; each ADS represents 10 Aracruz preferred class B shares.

6	Available for Sale Securities

	2008	2007

Denominated in Reais
Credit linked notes	-	176

Total	-	176

Securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in Net unrealized gains (losses) on available for sale securities directly in shareholders' equity.

7	Trade Accounts Receivable

	2008	2007

Domestic receivables	90	114
Export receivables, denominated in U.S. dollars	67	60
Allowance for doubtful accounts	(6)	(9)

	151	165

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

At December 31, 2008, no single customer represented more than 10% of our trade accounts receivable balance (for December 31, 2007 one customer accounted for 19% of total trade accounts receivables).

8	Inventories

	2008	2007

Finished products	89	105
Work in process	14	7
Raw materials and supplies	83	71
Imports in transit and other	7	3

	193	186

9	Investment in Significant Affiliated Companies and Goodwill, Other

	2008	2007

Investment and goodwill in affiliated Companies
Aracruz	135	314
Ripasa (Note 4(a))	-	646
Ahlstrom VCP	-	39
Other	22	10

	157	1,009

Goodwill, other (Note 9(b))	132	-

	132	-

The Aracruz investment account balance was determined as follows:

	2008	2007

Aracruz US GAAP shareholders' equity	938	2,387
Participation in total equity (common and preferred) - %	12.35	12.35

Investment account	116	295
Goodwill	19	19

Investment and goodwill	135	314

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

	2008	2007	2006

Equity in earnings (losses)
Aracruz	(153)	52	56
Ripasa (through August 31, 2008)	20	15	19
Capital gain on sale of investments (Note 4(d))	-	48	-
Ahlstrom VCP	-	1	-
Other	1	(3)	2

	(132)	113	77

(a)	Aracruz

The Company accounts for its investment in Aracruz using the equity method of accounting. At December 31, 2008 the Company's investment in Aracruz amounted to US$ 135, included in the investment balance is unamortized goodwill of US$ 19. In 2008, the Company recorded a loss for its share in the equity losses for this investee of US$ 153 (gains of US$ 52 in 2007 and US$ 56 in 2006). Aracruz uses the U.S. dollar as its functional currency.

VCP provides no guarantees to Aracruz and is not liable for amounts due to Aracruz creditors. VCP's equity at risk is limited to its investment in Aracruz. For statutory purposes in Brazil and under Brazilian GAAP, VCP accounts for its investment in Aracruz on the proportional consolidation method. VCP has certain financial covenants that are based on Brazilian GAAP (Note 12(i)).

Subsequent to the balance sheet date the Company acquired an additional interest in Aracruz, which concluded the renegotiation of certain outstanding loans with its creditors (Note 4(e)).

(b)	Ripasa

The Company accounted for its investment in Ripasa using the equity method of accounting until August 31, 2008. Beginning September 1, 2008, we started to recognize our 50% interest in the Consortium's operations (which basically operates in our paper segment) and no longer applied the equity method. The related goodwill is disclosed separately as "Other goodwill" at December 31, 2008 of US$ 132.

Aracruz and Ripasa's December 31 condensed balance sheets and condensed statements of operations for the three years ended December 31, 2008 are as follows:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

	Aracruz (i)

	2008	2007

Current assets	1,194	1,251
Property, plant and equipment, and other assets	4,206	3,374
Current liabilities	604	328
Long-term debt (long-term portion)	3,567	1,312
Other long-term liabilities	291	597

Net assets	938	2,388

	Aracruz (i)

	2008	2007	2006

Net sales	1,911	1,884	1,681
Operating income	342	594	499
Net income (loss)	(1,239)	422	455

Ripasa (ii)

2007

Current assets	208
Property, plant and equipment, and other assets	1,411
Current liabilities	175
Non-current liabilities	500

Net assets	944

	Ripasa (ii)

	2008	2007	2006

Net sales	462	478	573
Operating income	68	59	67
Net income	38	28	55

(i)	12.35% total ownership interest (28.0% of the voting shares).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(ii)
50% interest recorded based on the equity method until August 31, 2008, thereafter the consortium's started to operate and the results of the production sharing unit were then recorded on a line by-line basis directly in VCP's statement of operations.

10	Property, Plant and Equipment

	2008	2007

Land	464	482
Buildings	183	183
Machinery, equipment and installations	1,494	1,250
Forests	738	706
Other	201	326

Construction in progress
VCP-MS (Note 4(b))	1,396	1,285
Other	76	279

	4,552	4,511
Accumulated depreciation and depletion	(686)	(595)

	3,866	3,916

Financial income accruing from the VCP-MS trust (Note 4(b)), totaling US$ 32, was disbursed in 2008 as construction in progress. Interest capitalized on construction in progress in each of the periods was: 2008 - US$ 3; 2007 - US$ 6 and 2006 - US$ 11. The accumulated depreciation of capitalized leases was US$ 1 in 2008 (none in previous years).

11	Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 6.06% at December 31, 2008 (2007 - 5.72%). Historically, we have not incurred significant losses in connection with such recourse provisions.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

12	Long-term Debt

	Interest rate December 31, 2008	2008	2007

Third parties
In U.S. dollars
Export credits (prepayment)	LIBOR + 1.30%	1,040	848
Export credits (prepayment)	6.05%	25	-
Fixed rate notes	2.15%	50	50
Leasing agreements	LIBOR + 1%	16	-
Import notes	LIBOR + 3%	8	-

In Reais
Export credit notes	94% of CDI	113	30
Leasing agreements	101% of CDI	22	-

Total third parties		1,274	928

Related parties
In U.S. dollars
VOTO III loan	7.88%	54	43
VOTO IV loan	7.75%	201	201

In Reais
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES
TJLP	TJLP + 3.68%	102	159
UMBNDES	UMBNDES + 3.8%	18	22

Total related parties		375	425

Total debt		1,649	1,353
Less: current portion		(490)	(156)

Long-term portion		1,159	1,197
.	LIBOR (London Interbank Offered Rate) at December 31, 2008 was 1.75% p.a. (2007 - 4.60%).

.	TJLP ("Taxa de juros de longo prazo"), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At December 31, 2008, the TJLP was 6.50% p.a. (2007 - 6.25%).

.	The UMBNDES is a weighted average rate based on the exchange rates in a basket of currencies, predominantly U.S. dollars, held by BNDES.

.	CDI (Interbank Deposit Certificate) at December 31, 2008 was 13.6% p.a. (2007 - 11.11%).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(a)	Export credits (prepayment)

In September 2008, VCP recorded its 50% share of the Consortium loans which at September 30, 2008 totaled US$ 83 comprising contracts for export prepayment (US$ 73) and import financing (US$ 10) which mature in 2012. At December 31, 2008 the outstanding amount was US$ 62.

In May 2008, VCP signed an export prepayment contract with Nordea Bank AB for the aggregate amount US$ 50 at LIBOR plus 0.68% p.a. Payments are due through 2012 in installments to match export shipments. The financings are guaranteed by export contracts.

In April 2008 VCP signed a bridge loan with ABN AMRO Bank NA in an aggregate amount of US$ 200 at LIBOR plus 2% p.a. The financing matured on September 26, 2008, and was guaranteed by a security interest in financial assets. The maturity date was renegotiated and deferred to March 24, 2010, indexed at LIBOR plus 5%.

In June 2007 we signed an Export Prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100 at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments. The financings are guaranteed by export contracts.

In September 2006 we signed an Export Prepayment Facility Agreement with a pool of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$ 550 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds of the Agreement were used to prepay various then outstanding Export Prepayment loans.

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 at LIBOR plus 0.57%. Payments are due from 2007 through 2014 in installments to match export shipments. The financings are guaranteed by export contracts. The proceeds were used to purchase from the lender and convert into an inter-company loan various outstanding Export Prepayment loans.

(b)	Fixed rate notes

On May 2008, we renewed a foreign exchange denominated financing agreement with UNIBANCO - União de Bancos Brasileiros S.A. for the Reais equivalent of US$ 50 obtained for the working capital purposes, which matures in 2009.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(c)	VOTO III loan

In January 2004, Votorantim Participações S.A. ("VPAR"), our ultimate controlling shareholder, formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount originally issued US$ 45, and are the guarantors for this amount.

(d)	VOTO IV loan

On June 24, 2005 VOTO IV, a wholly-owned subsidiary of VPAR, issued US$ 400, 7.75% Fixed Rate Notes due 2020 in the international market, under Rule 144A and Regulation S. VCP was a guarantor of 50% of the debt issued by VOTO IV and we received 50% of the total amount originally issued (US$ 200). On September 6, 2005, we acquired a 50% interest in VOTO IV and continue as the guarantor for 50% of these Notes.

(e)	BNDES

On October 4, 2007, we signed a new financing agreement for the Reais equivalent of US$ 13 for the purpose of financing the construction of the plant house in Rio Grande Sul state. Part of the loan, equivalent to US$ 12, bears interest at TJLP plus 1.8% per annum and the remaining balance is indexed to the UMBNDES plus 1.3% per annum. This financing will mature in 2012.

On May 20, 2005, we signed a financing agreement with BNDES for the Reais equivalent of US$ 93 for the purpose of financing acquisition of timberlands. Part of the loan, equivalent to US$ 79, bears interest at TJLP plus 4.5% per annum. The remaining balance is indexed to the UMBNDES plus 4.5% per annum. This financing will mature in July 2015. Amounts drawn down at December 31, 2008 and 2007 were US$ 66 at each year.

We have several other financing agreements outstanding with BNDES primarily related to the acquisition of machinery and equipment. These obligations mature at varying dates through 2015 and bear interest at TJLP plus 3.68% p.a.

(f)	Leasing

The Company signed capital leases agreement with the Bank Société Générale for the acquisition of machinery used to fell and harvesting trees in the total amount of US$ 50. The first tranche of US$ 3 was released in September 2008 and matures in 2013.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

On December 31, 2008, VCP recorded its 50% share of the Consortium pulp machine leasing liabilities that totaled US$ 22 which mature in 2014.

(g)	Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of VPAR.

(h)	Long-term debt maturities

At December 31, 2008, the long-term portion of long-term debt maturities is as follows:

2010	196
2011	180
2012	225
2013	168
After 2013	390

1,159

(i)	Covenants

We are subject to a number of material affirmative and negative covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios calculated based on Brazilian GAAP or US GAAP, depending on the contract. We were in compliance with all covenants during each period presented, except as of December 31, 2008. Following the breach of certain covenants at December 31, 2008, which could have resulted in accelerated amortization of balances due, we renegotiated the covenant terms with the creditor banks, for those loans which were subjected to accelerated repayment. The banks provided waivers of the covenants ratios for the period ended December 31, 2008. The remaining loans for which covenant terms had been breached, including a loan from BNDES (one of our shareholders), do not have the right to demand accelerated repayment. In these cases, if requested by the banks, we may be required to provide additional assets pledged as guarantees.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

13	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business
	purpose of transactions	2008	2007

Cash, cash equivalents and available for sale	Surplus cash funds invested with Banco Votorantim S.A.	40	34

Unrealized losses from cross-currency interest rate swaps	Arising from swap contract transactions in which the Banco Votorantim S.A. acts as counter-party	(7)	-

Long-term loans	Loans from related parties
Votorantim Group
VOTO III		54	43
VOTO IV		201	201
BNDES and its subsidiary BNDESpar (shareholder)		120	181

Trade payables from related parties	Purchases of wood, pulp and paper
Ripasa		-	67
Asapir		5	-

Revenue, income and expenses from transactions with related parties were as follows:

	2008	2007	2006

Purchases from Ripasa (*)	180	213	75
Purchases from Votener Votorantim Comercializadora de Energia Ltda.	15	9	6
Purchases from TIVIT Tecnologia da Informação S.A.	6	8	4
Financial income	28	34	70
Financial expenses	181	4	73

(*)	Through August 31, 2008; effective September 1, 2008 Ripasa is operating as a consortium (Note 9(b)).

Financial income arises from investments made in Banco Votorantim S.A.; financial expenses represent mainly losses on cross-currency interest rate swaps based on their respective fair values.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

14	Financial Instruments

We are exposed to various market risks, including changes in foreign currency rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates.

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

We also use cross-currency interest rate swap contracts to mitigate the volatility of foreign exchange rate fluctuations on our U.S. dollar-denominated debt. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of income in "Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net."

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities include borrowings denominated mainly in U.S. dollars. Our sales outside of Brazil are largely U.S. dollar-denominated, while sales of pulp within Brazil are denominated in Reais but based on U.S. dollar prices with most of our operating costs being denominated in Reais. Our export revenues and cross-currency interest rate swap contracts partially mitigate the exposure arising from our U.S. dollar-denominated debt.

The majority of the Company's sales revenue is denominated in U.S. dollars while more than half of its costs are incurred in Reais. The Company's foreign currency risk management strategy permits it to use derivative instruments to protect against foreign exchange rate volatility.

The percentage of our debt subject to fixed and floating interest rates (before taking into account the cross-currency swaps) is as follows:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

	December 31
	2008	2007
	Percentage

Floating rate debt
Denominated in U.S. dollars	73	69
Denominated in reais	14	12

	87	81

Fixed rate debt
Denominated in U.S. dollars	13	19

	100	100

Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP.

(a)	Policy for use of derivatives

The Company's policy for derivatives aligns the maturity dates of the foreign currency financing obligations with the foreign exchange free cash flows, and is intended to hedge the Company's cash against fluctuations in foreign exchange and interest rate movements. The Chief Financial Officer is responsible for managing derivatives by identifying exposures and correlations among different risk factors that are involved in the Company's business.

This policy is restricted to mitigating the effects of exposure of cash flow to foreign currencies and prohibits transactions effected for speculation purposes. The risk mitigation transactions take into account a variety of products and counterparties.

(b)	Fair value of derivative contracts, criteria for evaluation and measurement, methods, and significant assumptions used to determine the fair value

Derivative financial instruments held by the Company are as follows:

(i)
A conventional swap in which the Company receives Yen and pays U.S. dollars, with a notional amount of US$ 45 and maturity date of 2014. This swap was contracted to mitigate currency risks from the VOTO III loan. As of December 31, 2008, the fair value receivable is US$ 3 (2007- US$ 5).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(ii)
A conventional swap in which the Company receives the CDI rate and pays U.S. dollar (Call's NCE) with a notional amount of US$ 50. This swap was contracted to reduce the loan cost and to match cash outflow. This swap is subjected to four call options through February 2009, with an average strike price of US$ 1.9. As of December 31, 2008, the fair value payable is US$ 32.

(iii)
A conventional swap in which the Company receives U.S. dollars and pays CDI rate with a notional amount of US$ 100 and maturity in November 2009. This swap was contracted to mitigate risks from fluctuations on the short-term loans denominated in foreign currency. As of December 31, 2008, the fair value receivable is US$ 2.

(iv)
A conventional swap in which the Company receives U.S. dollars plus interest plus 300% of the CDI and pays 100% of the CDI, with a notional amount of US$ 6 and maturity in January 2009. This swap was contracted to mitigate risks from the short-term loans denominated in foreign currency. As of December 31, 2008, the fair value receivable is nil.

(v)
A swap in which the Company receives LIBOR plus interest and pays 99.7% of the CDI, with a notional amount of US$ 50 and maturity on March 29, 2010. This swap was contracted to mitigate risks from the export credit agreements. As of December 31, 2008, the fair value receivable is US$ 3.

(vi)
Sale of Non-Deliverable Forwards ("NDF") from over-the counter transactions without physical delivery. NDFs relate to a future purchase and/or sale of a fixed currency amount, without initial disbursement, based on a notional amount and a strike price. The notional amount is US$ 24 and the maturity date is January 2010. At the maturity date the result will be the difference between the contracted rate and the maturity date rate, multiplied by the notional amount. As of December 31, 2008 (no similar operations in 2007), the sale average strike is US$ 1.94 and the purchase average strike is US$ 2.24 and, the fair value liability is US$ 8.

(vii)
Swaps and Target Forwards ("TARN") are over-the counter transactions without initial disbursement. The notional amount is US$ 126 and the maturity date is January 2010. If at the maturity date, the exchange rate is be below the strike price, the Company will receive the difference between these rates multiplied by the notional amount, limited to a contracted gain, which if reach at each maturity date will cancel all the subsequent maturities ("Knock out"). However, if the exchange rate at maturity is above the strike price, the Company will pay the difference between these rates multiplied by the double the notional amount. As of December 31, 2008 (no similar operations in 2007), the average strike is US$ 1.75 and the fair value liability is US$ 68.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

The following means were used to measure the fair value of the derivative contracts positions:

(i)	Swaps - were measured based on the future cash flows, considering the contractual rates up to maturity dates, discounted to present value using the BM&F fixed rate yield curves.

(ii)
NDF - were measured by the difference between the asset estimated at each maturity date from similar transactions at the BM&F on December 31, 2008 and the contractual reference amount at the maturity date.

(iii)
TARN - were measured by application of the Monte Carlo Model, in which possible U.S. dollar forward scenarios are generated based on the current exchange rate level and implicit volatility obtained from Bloomberg. Based on these simulations, possible payables or receivables are obtained at each verification dates. These flows are then discounted to present value using the BM&F fixed rate yield curve. The average of these present values represents the fair value of the transaction.

Derivative instruments are classified and demonstrated in the table below based on one of the following categories:

.
Level I - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

.
Level II - other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly, such as: quoted prices for similar assets or liabilities in active or not active markets and other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates). Determined adjustments to these inputs can be adopted to these inputs, based, for instance, on the volume and level of activity in the markets the inputs are observed.

.
Level III - unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available and reflect the management's assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs shall be developed based on the best information available in the circumstances and are highly dependent on management's judgment.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

		December 31, 2008
			Fair value at the reporting date			Year ended
	Notional amount	Carrying amount	Level I	Level II	Level III	December 31, 2008

Unrealized gain (loss) from cross- currency interest rate swaps, TARN and NDF
TARN	126	(68)	-	(68)	-	(100)
NDF	24	(8)	-	(8)	-	(64)
CDI x US$ (Call's NCE)	50	(32)	-	(32)	-	(57)
LIBOR x CDI	50	3	-	3	-	31
Yen x US$	45	3	-	3	-	6
US$ x CDI	100	2	-	2	-	2
US$ /CDI x CDI	6	-	-	-	-	-

		December 31, 2007
			Fair value at the reporting date			Year ended
	Notional amount	Carrying amount	Level I	Level II	Level III	December 31, 2007

Unrealized gain from cross currency interest rate swaps Yen x US$	45	(5)	-	(5)	-	17

Our counterparties are financial institutions, including Banco Votorantim S.A., a member of the Votorantim group. The rates that we negotiate with Banco Votorantim S.A. reflect those available in the current financial market. Our treasury department also compares these rates to those offered by other banks in order to assure that we receive the most favorable terms and conditions available for each transaction.

(c)	Fair value of other financial instruments

To determine the fair value of assets and liabilities, amounts were adjusted, when applicable, based on market or contractual interest rate.

The fair value of other financial instruments and investments are disclosed at the following table:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

	December 31, 2008
		Fair value at the reporting date
	Carrying amount	Level I	Level II	Level III

Cash and cash equivalents	280	-	280	-
Trading securities	43	-	43	-
Investment in Aracruz	135	217	-	-
Short-term debt, including current portion from long-term debt	928	-	856	-
Long-term debt	1,159	-	1,114	-

	December 31, 2007
		Fair value at the reporting date
	Carrying amount	Level I	Level II	Level III

Cash and cash equivalents	565	-	565	-
Available-for-sale securities	176	-	176	-
Investment in Aracruz	314	1,150	-	-
Short-term debt, including current portion from long-term debt	367	-	367	-
Long-term debt	1,197	-	1,213	-

15	Commitments and Contingencies

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

	2008		2007
	Deposits	Provisions	Deposits	Provisions

Tax-related	127	135	150	173
Labor-related	3	20	8	15
Civil-related	-	6	-	9

	130	161	158	197

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

The transactions in our provision account were as follows:

	2008	2007	2006

At beginning of year	197	152	172
Provisions for new legal proceedings	-	21	11
Reversal	(8)	-	(47)
Consortium - Conpacel	16	-	-
Translation adjustment	(44)	24	16

At end of year	161	197	152

(a)	Tax-related

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

(iv)
In 1998, Brazilian Law No. 9718/98 was enacted which increased the base for both PIS and COFINS for 1999 (levying other revenue lines and not only billings), while at the same time, increasing the rate for COFINS. On June 23, 2006 and August 29, 2006, we received unappealable favorable rulings for separate legal cases related to our challenge that the payment of Social Contributions on Revenues (PIS and COFINS) on other revenues (primarily on financial income) was inappropriate. As a result, in 2006 we reversed US$ 47 in the statement of operations as Financial income.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(v)	Provisions relating to Conpacel are a result of our assumption on September 1, 2008 of 50% of the legal proceedings of that operating entity.

(b)	Unprovided possible loss contingencies

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

These possible losses, at December 31, are as follows:

	2008	2007

Tax-related	274	196
Labor-related	14	14
Civil-related	6	9

	294	219

(c)	Unprovided remote loss contingencies

Income tax assessment

In December 2007 our wholly-owned subsidiary, Normus, was assessed of US$ 512, the Reais equivalent of R$ 906.9 million by the Brazilian tax authorities for its alleged non-payment of income and social contribution taxes relating to the operations of its wholly-owned foreign subsidiary during the period of 2002 to 2006. Normus, which is domiciled and operates from Hungary, has as its principal business activity the resale of our pulp and paper in international markets.

Management is confident, as supported by the position of external legal counsel, that the subsidiary has fully settled its tax obligations in Hungary and that the claim by the Brazilian tax authorities to the effect that the income should have been taxed in Brazil is totally unfounded. Management believes, on this basis, and on existing Brazilian legal precedents including, among others, the Brazilian-Hungarian bi-lateral income tax treaty, that the risk of loss to the Company from this assessment is remote. The said treaty establishes, among other things, that Hungary has the exclusive sovereign right to tax the operations of entities domiciled and doing business from its territory.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

On December 21, 2007, Normus filed an administrative appeal and, as management and external legal counsel believe the Company's position will prevail, it has not recognized a liability.

(d)	Commitments

We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

We provide guarantees to banks, not in excess of 180 days, although in exceptional cases, this is extended to 240 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2008, customer guarantees provided by us totaled US$ 112, including interest (US$ 127 at December 31, 2007 and US$ 120 at December 31, 2006). Our guarantees are usually secured by the personal guarantee of the customer's owner.

The vendor guarantee does not expose the Company to any greater risk or net obligation than a credit sale. In the case of a credit sale, revenue is recorded on shipment, and a receivable is created. If the credit sale customer does not pay the receivable, then the Company would establish a doubtful debts allowance if it considered loss to be probable. In a vendor financed sale, the Company records revenue on shipment and receives full payment from the bank. If the customer does not pay the bank within the specified time period, the Company would have to satisfy its guarantee to the bank. The Company would, at that time, charge the obligation to selling expenses if it considered the loss to be probable. The Company would then look to the customer for payment on the sale. The Company's losses from guarantees honored to-date have been negligible.

We lease timberlands under operating leases from third parties as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. Lease payments, equal to 30% of the market value of the timber harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were US$ 13 in 2008 and in 2007 and US$ 2 in 2006. At December 31, 2008, minimum lease payments due in 2009 total US$ 13.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

At December 31, 2008, future minimum operating lease payments were as follows:

2009	13
2010	18
2011	18
2012	17
2013	17
After 2013	90

173

We have commitments for capital expenditures amounting to US$ 300 at December 31, 2008.

We have long-term "take-or-pay" contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from one to ten years for which the contractual obligations are US$ 64 per annum. Additionally, we have long-term "take-or-pay" contracts with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is US$ 65 per annum.

The following is a summary of guarantees issued to other companies of the Votorantim Group:

			Outstanding guarantee amount
Primary
obligor	Obligations	Beneficiary	2008	2007

VOTO III	US$ 300 notes issuance	Noteholders and the trustee	45	45
VOTO IV	US$ 400 notes issuance	Noteholders and the trustee	200	200

16	Segment Information

(a)	Segment information

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
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance information generated from the statutory accounting records, except for the effects of our current affiliate Aracruz and former affiliates, Ripasa and Ahlstrom VCP through August 31, 2008 which are proportionally consolidated in our Brazilian GAAP financial statements but are not included in information used by our senior management to assess the performance of our segments. The local currency information related to statement of operations data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

	2008	2007	2006

Net operating revenue - Brazilian GAAP
Pulp	771	653	520
Paper	602	691	803

Reconciling item to US GAAP
Pulp	(2)	(2)	(1)
Paper	(5)	(9)	(5)

Total net operating revenue - US GAAP	1,366	1,333	1,317

Intersegment sales of pulp to paper segment	18	43	254

Net operating revenue before intersegment sales eliminations - US GAAP	1,384	1,376	1,571

Depreciation and depletion expense - Brazilian GAAP
Pulp	132	136	127
Paper	37	12	68

Reconciling items to US GAAP
Pulp	(8)	(4)	(2)
Paper	(1)	(1)	-

Depreciation and depletion expense - US GAAP	160	143	193

There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of operations. For segment reporting purposes we defer start-up costs of new facilities and amortize them against operating profit over the subsequent ten years. We allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical real amounts.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

These differences are reconciled as follows:

	2008	2007	2006

Segment operating income - Brazilian GAAP
Pulp	145	143	200
Paper	65	103	124

Operating income under Brazilian GAAP	210	246	324

Reconciling items to US GAAP
Depreciation and amortization expense
Pulp	-	1	2
Paper	-	1	2
Other adjustments
Pulp	(2)	(4)	(21)
Paper	(8)	(13)	(22)
Gain on exchange of assets, net	-	955	-

Total pulp	143	142	181
Total paper	57	89	104
Gain on exchange of assets, net	-	955	-

Operating income - US GAAP	200	1,186	285

Segment assets
Pulp	4,000	3,364	1,332
Paper	597	495	556

Total segment assets per Brazilian GAAP	4,597	3,859	1,888

Reconciling items to US GAAP
Pulp	(560)	50	37
Paper	(171)	7	20

Total pulp	3,440	3,414	1,369
Total paper	426	502	576

Property, plant and equipment - US GAAP	3,866	3,916	1,945

Capital expenditures per Brazilian GAAP
Pulp	634	420	198
Paper	55	51	50

Reconciling items to US GAAP
Capitalized interest - Pulp	3	6	2

Total pulp	637	426	199
Total paper	55	51	49

Capital expenditures - US GAAP	692	477	248

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(b)	Export sales by region

The sales by geographic area are determined based on the location of the customers.

		2008		2007		2006

	Paper	Pulp	Paper	Pulp	Paper	Pulp

Europe	6	359	14	342	54	292
Middle East and Asia	-	183	-	141	5	127
North America	11	57	20	52	57	46
South America, other than Brazil	26	1	54	1	49	-
Africa	-	2	-	-	2	-

	43	602	88	536	167	465

17	Shareholders' Equity

(a)	Dividends

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

In 2007 and 2006 we paid dividends in excess of the mandatory amount. In 2008, no dividends were paid or accrued relating to 2008 operations as we presented a loss under Brazilian GAAP.

The devaluation of the Real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the Real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the Real results in net foreign exchange losses which are included in the statement of operations determined under Brazilian GAAP and which reduces the amount of unappropriated  earnings available for distribution. Brazilian law permits the payment of dividends only in Reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP. At December 31, 2008, we had R$ 835 million (equivalent to US$ 357) of unappropriated retained earnings balances in reserves available for distribution (2007 - R$ 2,240 million, equivalent to US$ 1,265) in our statutory books.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

Dividends paid per shares in U.S. dollars were as follows:

	2007	2006

Preferred	0.70	0.80
Common	0.64	0.72

Preferred shareholders are entitled to receive a dividend per share 10% higher than that paid to common shareholders but do not have a contractual obligation to share in losses of the Company.

The preferred shareholders may not vote at shareholders meetings but have priority in repayment of their capital, in the case of liquidation.

In accordance with the Brazilian Corporate Law and our by-laws we are required to make annual appropriations to certain reserves (Appropriated retained earnings). These comprise mainly (a) 5% of the net income (loss) in our statutory accounts which must be transferred to a legal reserve until such reserve reaches 20% of our share capital and (b) appropriation to an investment incentive reserve of an amount equal to income tax abatements related to income generated from investments in certain underdeveloped regions of Brazil. The legal and investment incentives reserves cannot be used to distribute dividends to our shareholders.

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

(b)	Treasury shares acquisition and retirement

Treasury shares transactions and additional paid-in capital:

(i)	On June 10, 2008 we repurchased 2,784,091 of our own shares from CMT at an average price of US$ 33.49 per share (Note 4(a)).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(ii)	On July 14, 2008 we retired these treasury shares acquired reducing the corresponding balances of Additional paid-in capital and Retained earnings.

18	Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, available for sales securities, trade receivables, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and available for sales securities by placing our investments with highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US, Europe and Asia are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

19	Financial Income and Financial Expense

	2008	2007	2006

Financial income
Interest income on cash equivalents	68	27	37
Interest income on Pöyry's fund (Note 4(b))	32	124	-
Gain on available for sale securities	-	42	62
Reversal of contingency provision (Note 15(a))	8	-	47
Present value adjustment	7	12	16
Other (including taxes)	34	31	4

	149	236	166

Financial expenses
Interest and charges on U.S. dollar debt	67	65	91
CMT payment (Note 4(a)(i))	88	-	-
Interest and charges on real debt	19	14	15
Tax on checking accounts - CPMF	-	12	9
Indexation and interest charges on contingencies	2	20	6
Other	51	34	27

	227	145	148

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

20	Liabilities Associated with Unrecognized
Tax Benefits

The Company adopted the provisions of FIN 48, "Accounting for Uncertainty in Income Taxes", on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax and social contribution tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management's best judgment given the facts, circumstances and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company's tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the balance sheet as either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions, which are recognized as a component of interest expense.

The adoption of FIN 48 did not have any impact in the Company's statements of operations and financial position and did not result in a cumulative adjustment to retained earnings upon adoption (Note 2(i)).

As of December 31, 2008, we have no amount recorded for any uncertainty in income taxes.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

21	Retirement Benefits

(a)	Defined contribution plan

In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we match the employee's contribution limited to 1.5% of the employee's compensation. For employees above that income level we match the employee's contribution up to 6% of the employee's compensation. At our option we may also make additional contributions. Our contributions vest in varying percentages depending on the employee's years of service and will fully vest upon the employee's retirement, death or disability, provided the employee has at least one year of service. Our contributions were US$ 2 in 2008, US$ 5 in 2007 and US$ 3 in 2006.

(b)	Post-retirement benefits

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility it shares with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the year ended December 31, 2008, 2007 and 2006 amounted to, US$ 2, US$ 3 and US$ 1, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 26 at December 31, 2008 and US$ 23 at December 31, 2007.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2008. Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 26.

	Percentage

	2008	2007

Weighted-average assumptions
Discount rate	7.75	8.0
Health care cost trend on covered changes	3.0	3.0

Components of net periodic benefit cost for 2009 and 2008
Interest cost	3	3
Total net periodic benefit cost (benefit)	3	3

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

It has been assumed, for measurement purposes, that health care cost trends for 2009 will not be considerably different from 2008. Our actuaries are unable to project the direction and pattern of changes in both the assumed and ultimate trend rates, nor can they estimate when the rates are expected to be achieved.

A one-percentage-point change in assumed health care cost trend rates would have had the following effects in 2008 and 2007 (all other assumptions have been held constant):

	One-percentage - pint decrease

	2008	2007

Sensitivity of retiree welfare results
On total service and interest cost components	(0.3)	(0.3)
On post-retirement benefit obligation	(3.0)	(2.6)

22	Subsequent Events

(a)	Acquisition of shares of Aracruz

On January 21, 2009, the Families, owners of Arapar S.A. ("Arapar") and São Teófilo Representação e Particapações S.A. ("Sao Teófilo"), which hold 6.03% and 6.32%, respectively, of the total capital of Aracruz (equivalent to 28% of the voting capital or 127,506,457 common shares of Aracruz) sold to VCP, for R$ 2,710 million (equivalent to US$ 1,160 at December 31, 2008), their participations in the Arapar and São Teófilo. At an Extraordinary Shareholders Meeting of the Company on February 6, 2009, the shareholders approved a capital increase of up to R$ 4,254 million (equivalent to US$ 1,877, at the exchange rate on February 6, 2009), through the issuance of 62,105,263 common shares and up to 161,789,474 preferred shares at a unit price of R$ 19.00 per share, via a private subscription.

The Shareholders Meeting approved the capital increase subscription to be paid in the following manner:

(i)
Votorantim Investimentos Industriais S.A. ("VID"), shareholder, will exercise its pre-emptive right to subscribe 62,105,263 common shares with a total value of R$ 1,180 million that will be paid via the capitalization of R$ 1,000 million of existing Advances for Capital Increases and the remaining R$ 180 million in cash.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(ii)
BNDESpar, holder of 56,880,857 common shares of Aracruz will subscribe R$ 828 million for 43,588,699 preferred shares of VCP, utilizing its common shares of Aracuz, which will be received and subscribed at a unit price of R$ 14.56. The shares of VCP will be issued at a unit price of R$ 19.00.

(iii)
BNDESpar will guarantee the subscription and payment of up to 95,789,517 preferred shares and or the unsubscribed preferred shares of VCP up to R$ 1,820 million, requiring VID to transfer to BNDESpar, the preemptive right to subscribe to these preferred shares that remain after the subscription.

(iv)
The remaining shareholders of Aracruz, holders of outstanding common shares, will have the right to subscribe using these common shares of Aracruz, at a unit value of R$ 14.56 in exchange for preferred shares of VCP at the per unit value of R$ 19.00; The difference will be subscribed in cash.

(v)	The Families and Safra will guarantee the subscription and payment of unsubscribed preferred shares of VCP up to R$ 90 million each.

On March 5, 2009, VCP executed a contract to acquire 127,506,457 common shares issued by Aracruz, representing approximately 28% of the voting capital, from Safra, as a result of Safra having exercised its tag along right of a joint sale with the Families. The closing date was April 29, 2009, when the first payment occurred and, upon its conclusion, VCP holds, directly and indirectly, approximately 84% of the voting capital of Aracruz. The remaining payment will be settled under the same terms agreed with the Families.

Pursuant to the deliberations that occurred on February 6, 2009 at the Extraordinary Shareholders Meeting relating to the capital increase of VCP, the following capital increases were made on April 30, 2009 and these capital increases as well as subscriptions (i), (ii) and (iii) described in the second preceding paragraph were ratified on May 27, 2009 at an Extraordinary Shareholders Meeting on May 27, 2009 called specifically for this purpose:

(i)	Safra subscribed 4,537,335 preferred shares of VCP for R$ 86 million (equivalent to US$ 40, at the April 30, 2009 exchange rate).

(ii)	The Families subscribed 4,763,249 preferred shares of VCP for R$ 91 million (equivalent to US$ 40, from March 6, 2009 to May 5, 2009 exchange rate).

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(b)	Shareholder's agreement with BNDESpar

Upon the conclusion of the aforementioned capital increase, VID and BNDESpar executed a shareholders agreement that contemplated, among others, the following conditions:

(i)
Shares representing 21.04% of the common shares that will be held by BNDESpar after the migration of VCP to the New Market of the São Paulo Stock Exchange - BOVESPA, will be subject to the conditions of the shareholder's agreement for a period of up to three years from signature and, as a result, BNDESpar and VID will together hold, at a minimum, 50.1% of the voting capital of VCP.

(ii)	Approval of specified matters requires the affirmative vote of Bndespar.

(iii)
Between the fourth and fifth year of the agreement's term, 10.94% of the common shares held by BNDESpar will be subject to the above conditions and, as of June 2014 all shares held by BNDESpar will no longer be subject to its terms.

(c)	Renegotiation of the debts of Aracruz

On May 13, 2009, Aracruz signed the final contract with the creditor banks to pay amounts owing from the financial derivative transactions in 2008. The principal terms and conditions of this contract ratified the terms previously established in the preliminary contract executed in January 2009.

(d)	Public Offer

Pursuant to the deliberations of an Extraordinary Shareholders Meeting of May 27, 2009, VCP launched on June 1, 2009 a Public Offering, filed with the Comissão de Valores Mobiliários ("CVM"), to acquire 15,507,357 common shares issued by Aracruz (representing approximately 3.41% of the total common shares) for a per share price of R$ 17.00. This price, which is equal to 80% of the price per share paid to each of the Families, will be paid on the same terms and conditions to those accepted by the Families and Safra. The Public Offer will expire on June 30, 2009 and upon its completion all common shares of Aracruz, representing approximately 42.5% of its total capital will be held by VCP and BNDESPar.

(e)	Corporate reorganization and
corporate governance

In this regard the following events have occurred:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007, and for the
Three Years Ended December 31, 2008
In millions of U.S. dollars, unless otherwise stated

(i)
On May 30, 2009, at an Extraordinary Shareholder Meeting of VCP, the conversion of its preferred shares into common shares at the exchange ratio of 0.91 common shares for one preferred share was ratified and, thereafter, subsequently ratified by a majority of the company's preferred shareholders at a Special Meeting held on the same day. Preferred shareholders who do not wish to their shares to be converted have a 30 day period that ends on July 2, 2009, to inform the company that they, instead of converting their shares, choose to redeem the shares for the respective book value per share.

(ii)
On June 1, 2009, the Boards of Directors of both Aracruz and VCP unanimously agreed and established the exchange ratio of 0.1347 preferred shares of VCP for one preferred share of Aracruz, based upon among other factors, the reports of the special independent committees of both Aracruz and VCP, that had been previously constituted for this purpose and the previous computation based upon the average of the daily exchange ratios as determined by the daily market prices of the shares of VCP and Aracruz as traded on the stock exchange for the period beginning December 2, 2008 through and including January 16, 2009.

(f)	Merger of Aracruz's shares by VCP

Within 15 days after the conclusion of the Public Offering a shareholders meeting will be called at both VCP and Aracruz to approve the merger of all Aracruz's shares by VCP, in accordance with the terms and conditions to be approved by their respective Boards of Directors. At the shareholders meeting of VCP, the acquisition of the control of Aracruz will be ratified pursuant of Brazilian Corporate Law.

The approval by VCP of the merger of the shares issued by Aracruz does not grant appraisal rights to preferred shareholders of either company, since the preferred shares rights are defined pursuant of Brazilian Corporate Law.

Within 270 days from the conclusion of the merger of the shares of Aracruz by VCP, VID intends to cause VCP to become a member of the Novo Mercado, modifying its statutes to the Regulations for Listing on the Novo Mercado of the BM&F BOVESPA, including the conversion of its preferred shares to common shares, unless said membership would result in VCP being required to pay the appraisal rights, in which case the membership would be postponed until such time as the appraisal rights are no longer applicable.

To conform with Novo Mercado regulations, the VCP's preferred shares will be converted into common shares. The exchange ratio will be of one preferred share for 0.91 common shares, on the assumption that the BNDESPar will concur with the conversion.

*          *          *