Form 20-F/A
period 2008-12-31
VOTORANTIM PULP & PAPER INC
filed 2009-10-28
CIK 1110649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Marcos Grodetzky

Financial & Investor Relations Officer

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☒            Accelerated Filer  ☐            Non-accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

EXPLANATORY NOTE

This amendment to the annual report on Form 20-F of Votorantim Celulose e Papel S.A., or the Company, for the fiscal year ended December 31, 2008, filed on June 30, 2009, is being filed solely for the purpose of correcting the Report of Independent Registered Public Accounting Firm, on Internal Control over Financial Reporting of Aracruz Celulose S.A., which accompanies our audited consolidated financial statements, to delete the sixth paragraph thereof, which was inadvertently included in the Report of Independent Registered Public Accounting Firm and which does not appear in the report originally issued by such Independent Registered Public Accounting Firm and included in the annual report on Form 20-F of Aracruz Celulose S.A. for the year ended December 31, 2008 filed on June 30, 2009.

Therefore, our annual report for the fiscal year ended December 31, 2008 is amended to correct the Report of Independent Registered Public Accounting Firm, on Internal Control over Financial Reporting of Aracruz Celulose S.A., which accompanies our audited consolidated financial statements, to delete the sixth paragraph thereof.

Except as described above, no change has been made to our annual report on Form 20-F. The filing of this amended annual report does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F filed on June 30, 2009 or reflect any events that have occurred after the filing of the annual report on Form 20-F on June 30, 2009.

PART III

ITEM 17. FINANCIAL STATEMENTS	128

ITEM 18. FINANCIAL STATEMENTS	128

ITEM 19. EXHIBITS	128

INTRODUCTION

All references in this annual report to:

•	“VCP,” “we,” “our”, “us” and the “Company” are to Votorantim Celulose e Papel S.A. and its consolidated subsidiaries (unless the context otherwise requires);

•	“Votorantim group” are to the group of companies, including VCP, controlled by the Ermírio de Moraes family;

•

“Votorantim Investimentos Industriais”, or “VID,” are to our immediate parent company and the holding company of the Votorantim Group; Votorantim Participações S.A. or “VPAR” controls three areas of the Group’s business: Votorantim Industrial, Votorantim Finance and Votorantim New Businesses, each of them containing one or more business units;

•	“BNDESPar” are to BNDES Participações S.A.—BNDESPar, a wholly owned subsidiary of BNDES, the Brazilian economic and social development bank owned by the Brazilian federal government;

•	“Nova” are to Nova HPI Participações Ltda., a company of the Votorantim group;

•	the “Ermírio de Moraes family” are to the families of Antonio Ermírio de Moraes, Ermírio Pereira de Moraes, Maria Helena de Moraes Scripilliti and José Ermírio de Moraes (in memoriam);

•	the “Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“real,” “reais” or “R$” are to Brazilian reais, the official currency of Brazil;

•	“US$,” “dollars” or “U.S. dollars” are to United States dollars;

•	“ton” and “MT” are to one metric ton (1,000 kilograms). One kilogram equals approximately 2.2 pounds;

•	“BEKP” are to bleached eucalyptus kraft pulp;

•	“ADSs” are to our American Depositary Shares, each one of our ações preferenciais, or preferred shares;

•	“CVM” are to the Comissão de Valores Mobiliários, the Brazilian securities commission;

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

We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp and paper industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from reports published by BRACELPA—Associação Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), RISI (Resource Information Systems Inc.), PPPC (Pulp and Paper Product Council), which are a monthly report on the pulp markets, and Hawking Wright, a specialized consulting firm in the pulp market. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

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

The following table presents a summary of our selected financial and operating data at the dates and for each of the periods indicated. You should read the following information together with our financial statements, including the notes thereto, included elsewhere in this annual report, “Presentation of Financial and other data” and “Item 5—Operating and Financial review and prospects”.

	For the Years Ended December 31,
	2008	2007		2006		2005		2004
	(U.S. dollars in millions, unless otherwise indicated)
STATEMENT OF OPERATIONS DATA
Net operating revenues:
Domestic sales	721		709		685		564		512
Export sales	645		624		632		566		498

Total net operating revenues	1,366		1,333		1,317		1,130		1,010
Operating costs and expenses:
Cost of sales	934		887		813		654		518
Selling, marketing, general and administrative	215		202		199		193		161
Gain on exchange of assets, net	—		(955)		—		—		—
Other, net	17		13		20		36		6

Total	1,166		147		1,032		883		685

Operating income	200		1,186		285		247		325

Non-operating income (expenses):
Financial income (expenses), net	(78)		91		18		(40)		(29)
Foreign exchange gain (loss) and unrealized gain (loss) on swap, net	(593)		214		(4)		(5)		12

Total	(671)		305		14		(45)		(17)
Income (loss) before taxes on income and equity in affiliates	(471)		1,491		299		202		308

Income tax (expense) benefit	198		(56)		(4)		8		(36)
Deferred income tax expense on gain on exchange of assets	—		(327)		—		—		—

Income (loss) before equity in affiliates	(273)		1,108		295		210		272
Equity in earnings (losses) of affiliates	(132)		113		77		54		31

Net income (loss)	(405)		1,221		372		264		303

Net income applicable to preferred stock	—		618		188		124		143
Net income (loss) applicable to common stock	(405)		603		184		140		160

Net income (loss)	(405)		1,221		372		264		303

Basic an diluted earnings (losses) per share or ADR (in U.S. dollars):(1)
Preferred	—		6.28		1.97		1.46		1.67
Common	(3.83)		5.71		1.79		1.33		1.51
Weighted average number of shares outstanding (in thousands):
Preferred	96,888		98,444		92,240		85,451		85,773
Common	105,702		105,702		105,702		105,702		105,702
Dividends and interest attributable to capital per share (in U.S. dollars):(2)
Preferred	—	US$	0.70	US$	0.80	US$	0.45	US$	0.58
Common	—		0.64		0.72		0.41		0.52

	As at December 31,
	2008		2007		2006		2005		2004
	(U.S. dollars in millions)
BALANCE SHEET DATA
Cash and cash equivalents	US$	280	US$	565	US$	405	US$	261	US$	151
Trading securities		43		—		—		—		—
Available for sale securities		—		176		365		446		—
Held-to-maturity investments(3)		—		—		—		—		278
Property, plant and equipment, net		3,866		3,916		1,945		1,758		1,443
Investment in affiliates, including all goodwill		289		1,009		900		596		249
Total assets		5,230		6,405		4,404		3,731		2,644
Short-term debt(4)		438		211		242		132		79
Long-term debt, including current portion		1,649		1,353		1,299		1,364		866
Shareholders’ equity		2,525		3,883		2,275		1,737		1,498

	For the Years Ended December 31,
	2008		2007		2006		2005		2004
	(U.S. dollars in millions, except for percentages)
OTHER FINANCIAL DATA
Gross margin		31.6%		33.5%		38.3%		42.1%		48.7%
Operating margin(5)		14.6%		89.0%		21.6%		21.9%		32.2%
Capital expenditures(6)		660		353		248		247		218
Acquisition of interest in equity affiliate(7)		—		—		36		275		—
Depreciation and depletion		160		143		193		117		89
Cash flow provided by (used in):
Operating activities		388		333		382		234		277
Investing activities		(507)		(145)		(113)		(626)		(170)
Financing activities		116		(113)		(107)		505		(258)

	For the Years Ended December 31,
	2008		2007		2006		2005		2004
OPERATIONAL DATA
Number of employees (at year end)(8)		3,010		2,857		3,498		3,620		3,624
Nominal production capacity (thousand metric tons):
Pulp		1,425		1,415		1,480		1,400		1,400
Paper		415		365		640		635		610
Sales volumes (thousand metric tons):		1,591		1,597		1,611		1,493		1,459
Domestic market:		635		630		591		506		515
Market pulp		289		228		109		80		80
Paper		346		402		482		426		435
Printing and writing and Coated		219		287		371		331		338
Other specialty papers(9)		127		115		111		95		97
International market:		956		967		1,020		987		944
Market pulp		911		870		832		787		764
Paper		45		97		188		200		180

(1)	Based on the weighted average number of shares outstanding for each period. Following the reverse stock split of our shares and ADSs on October 18, 2004, we have retrospectively adjusted all shares and ADS data to reflect the reverse split. For additional information on earnings per share, see Note 2(l) to our audited consolidated financial statements and “Item 5A—Operating Results.”
(2)	Dividends and interest attributable to capital paid per shares in U.S. dollars. Dividends and interest attributable to capital per share were adjusted to reflect the reverse stock split that occurred in October 2004.
(3)	Includes current and non-current portions.
(4)	Excludes current portion of long-term debt.
(5)	The 2007 percentage includes the non-recurring gain of US$ 955 million related to the exchange of assets.
(6)	Represents cash expenditures for acquisition of property, plant and equipment and excluding the financial income derived from Três Lagoas construction deposit trust investments in 2008 of US$ 32 million. Disbursements from this trust may be only for property, plant and equipment related to this project.
(7)	Includes the excess of the cost of investment over the underlying fair value of net assets on the acquisition of a 23.03% indirect interest in Ripasa S.A. Celulose e Papel (Ripasa) in 2005 for US$ 275 million. In July 2006, VCP disbursed an additional US$ 36 million to Ripasa minority preferred shareholders in settlement of their claims challenging Ripasa’s corporate restructuring. In May, 2006, shareholders of VCP, Suzano Bahia Sul Papel e Celulose S.A., Ripasa and Ripasa Participações S.A. (“Ripar”) approved the corporate restructuring that allowed Ripasa’s minority preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares, thus increasing VCP’s capital by US$ 168 million.

(8)	The decline in the number of employees that occurred during 2007 reflects our organizational restructuring and divestments, principally in the paper assets. The increase that occurred in 2008 is due to Horizonte Project. See “Item 4A—Information on VCP—History and Development of VCP”.
(9)	Includes sales of thermal and carbonless papers, sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill (which was sold in April 2007), such as label papers, finish foil, soap wrapping papers, etc.

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

We cannot assure you that the real will not either devalue or appreciate substantially in the near future. See “Item 3D—Key Information—Risk factors—Risks related to Brazil” and “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian Economic Environment.” The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated.

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

It is worth mentioning that throughout the years, more specifically in 2007, we changed our strategy to focus more on pulp as its core business than on paper. However, paper still remains as a complementary business to pulp. This repositioning in its strategy may have some impact on the company’s risk factors. See “Item 4A—Information on VCP—History and Development of VCP.”

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

Over the last three years, BEKP prices (market pulp) in the United States, Europe and Asia, respectively, have fluctuated from US$ 635, US$ 590, and US$ 540 per ton on January 1, 2006, to US$ 860, US$ 840, and US$ 810 per ton at July 30, 2008 in these respective regions, returning to US$ 680, US$ 590 and US$ 530 at December 31, 2008 (see graph below). Such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, capacity constraints and mill closures, supply and demand of both raw materials and finished products, among other factors. In 2008, pulp market remained favorable with robust demand through August, particularly in China and Europe, and reduced supply caused by the low level of world inventories, few capacity additions, environmental issues, shortage of wood and closures of high cost capacity, contributed to multiple price increases of US$20-30 per ton each in all regions. During the remaining four-month period prices declined significantly due to lower demand caused by the worldwide financial crisis, see “Item 3—Key Information—exchange rates” for further comments.

The price of paper products, although less volatile than the price of pulp, also fluctuates in response to global demand and production and fluctuations in pulp prices. Capacity adjustments have also occurred on the paper side, and in 2006 we saw paper prices for several grades increasing in the United States and Europe. For uncoated woodfree papers, international prices climbed 15% in the first six months of 2006, but declined approximately 5% in the last quarter of the year. In 2007, the prices rose 7% from January to December in North America and within the European market, the prices climbed 9% in the first nine months of 2007. In 2008, the pulp prices in the United States, Europe and Asia, respectively, decreased 15.55%, 23.07% and 33.33% from January to December, after an increase of 6.83%, 7.69%, 12.50% respectively during the first eight-month period of the year. For a more detailed discussion of prices of pulp and paper, see “Item 4B—Information on VCP—Business Overview—Cyclical nature of world pulp prices.”

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

Demand, for pulp and paper products, is directly linked to overall economic activity within both the domestic and those international markets in which we conduct commercial operations. A continued decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect both the demand and the price of our products and thus our operational and financial results. “See Item 5—Operating and Financial Review and Prospects—Overview.”

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

Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our mills caused by fire, general third-party liability for accidents and operational risks, and international and domestic transportation. However, we do not maintain insurance coverage against fire, disease and other risks to our forests. The occurrence of losses or other damages not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs. “See Item 4B—Information on VCP—Business Overview—Insurance”

If we are unable to manage potential problems and risks related to acquisitions and alliances, including the pending acquisition of a significant equity interest in Aracruz Celulose SA, our business and growth prospects may suffer. Some of our competitors may be better positioned to acquire other pulp and paper businesses.

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

Our failure to integrate new businesses or manage new alliances successfully could adversely affect our business and financial performance. Furthermore, the world pulp and paper industry is undergoing consolidation, and many companies compete for acquisition and alliance opportunities in our industry. Some of our competitors have greater financial and other resources than we do. This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary for the expansion of our business. In addition, any major acquisition we consider may be subject to regulatory approval. We may not be successful in obtaining required regulatory approvals on a timely basis or at all. See “Item 4A—Information on VCP—History and Development of VCP.” and “Item 5.A Operating and Financial Review and Prospects—Operating Results—Recent Developments.”

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

In addition, our direct controlling shareholder, VID, has entered into a shareholders agreement under which the approval of certain matters will depend on the affirmative vote of BNDESPar. See “Item 10.C Material Contracts—Shareholders’ Agreement of VCP”. BNDESPar is a subsidiary of Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, the Brazilian social and economic development bank. BNDES is also currently one of our major creditors, having lent approximately 10% (6% as of December 31, 2008) of our consolidated indebtedness as of May 31, 2009, and is expected to loan significant funds in the future. See “Item 6 – Operating and Financial Review and Prospects—Liquidity and capital resources—Debt—BNDES” and Exhibits 4.11 and 4.12 to this annual report. As one of our significant shareholders and major creditor BNDESPar may exercise a significant influence over our business and corporate decisions and its actions may be influenced by the policies of the Brazilian federal government, which may conflict with the interest of our shareholders.

We rely on third parties for some of our technology.

We rely on third parties for the technology that we use to make some of our value-added pulp and paper products. For example, Oji Paper of Japan has granted us the right to use its technology to manufacture and sell certain thermal papers in Brazil and to sell these products in some other countries, see “Item 4A—Information on VCP—History and Development of VCP—Strategic Business Agreement (SBA) with Oji Paper”. If a third-party licensor of technology that we use refused to continue licensing its technology to us, our results of operations could be adversely affected.

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

Risk Factors Relating to Aracruz

The following risk factors have been included in light of our acquisition of additional interest in Aracruz (see “Item 5.A Operating and Financial Review and Prospects—Operating Results—Recent Developments”), which represents a significant investment for us.

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

Foreign exchange fluctuation may impact the results of our derivative instruments, used in accordance with our hedging strategy. See “Item 11—Quantitative and Qualitative Disclosures about Market Risk.”

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

Because any gain or loss recognized by a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax considerations”) will generally be treated as a U.S. source gain or loss unless such credit can be applied (subject to applicable limitations) against tax due on the other income treated as derived from foreign sources, such U.S. Holder would not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our preferred shares.

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

At December 31, 2008, our installed capacity was 1,425,000 tons per year of pulp and 415,000 tons per year of coated, uncoated and specialty papers, with approximately 88% of our paper sales volume and 24% of our pulp sales volume sold to the domestic market. In 2008, we continued the strategic repositioning of our pulp and paper businesses that had begun in 2007 via a number of significant transactions/events: (i) construction continued at the Project Mill, a unit we obtained by asset swap with International Paper Investment (Holland) B.V. (“International Paper”) in 2007, (ii) sold our remaining 40% interest in the joint-venture business to produce coated and uncoated papers at the Jacarei mill to our partner, (iii), repurchased and retired a portion of our preferred stock originally issued to purchase our part of the Ripasa mill pursuant to the acquisition agreement, (iv) transformed the Ripasa unit into a production consortium and continued to obtain productivity gains, (v) our parent company, VID, began negotiations in 2008 with the other controlling shareholders of Aracruz Celulose S.A. (“Aracruz”) to purchase their respective equity interests in Aracruz. The negotiations were concluded in early 2009, see “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

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

2) Acquisition, in 2001, of 28.0% of the voting shares (representing 12.35% of the total capital) of Aracruz from the Mondi Group, for approximately US$ 370 million. Aracruz is a Brazilian pulp exporter whose ADSs trade on the New York Stock Exchange under the symbol “ARA.” We acquired our interest in Aracruz in order to increase our exposure to the international pulp market, and we accounted for this investment under the equity method. We reduced the book value of our investment in Aracruz to an amount equal to the market value of Aracruz ADRs at December 31, 2002. The impairment provision of US$ 136 million was determined based on the market price of US$ 18.56 per each Aracruz ADRs on December 31, 2002, and the amount was charged directly to income. On December 31, 2008 and 2007 the market price for each Aracruz ADR was US$ 11.28 and US$ 74.35, respectively. See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

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

4) In 2005, we announced the beginning of the social and environmental licensing process for the implementation of a bleached eucalyptus pulp factory to be built in Rio Grande do Sul. If implemented, this unit will occupy an area of approximately 500 hectares, located in the region of Rio Grande-Pelotas-Arroio Grande. Overall nominal capacity is expected to be 1.3 million tons of pulp per year. We have progressed with the environmental licensing and basic engineering and technical aspects of the project and continue to form the forestry base. On October 13, 2008, we announced a postponement of one year, until 2010, in further development of the project’s industrial aspects in view of the current uncertainty as to worldwide economic conditions. See “4D—Information on VCP—Property, Plant and Equipment—Expansions”.

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

In June 2007, we redefined the scope of the pulp project mill in Três Lagoas, state of Mato Grosso do Sul, by increasing the nominal capacity from 1,000,000 tons to 1,300,000 tons per year of bleached eucalyptus pulp with a total estimated cost for the mill of approximately US$ 1.5 billion. The capacity and value of the project were redefined due to three factors: (i) changes in market conditions such as commodities and international price increases, especially for metals; (ii) currency appreciation over the US dollar; and (iii) strong demand for equipment in every sector of the economy. We believe that the resulting capacity increase will result in the achievement of a greater economy of scale from the plant. We believe that the pulp project mill in Três Lagoas, state of Mato Grosso do Sul, has a potential for a future second phase expansion. See “Item 4C—Organizational Structure” and Item 10.C “Additional Material Contracts.”

In October 2007, our subsidiary VCP-MS signed an agreement with ALL—América Latina Logística S.A (“ALL”) for ALL to provide transport services for more than 1 million tons per year of pulp from Três Lagoas to the port of Santos for a twenty-year term beginning in 2009. The agreement provides primarily for (i) railway transportation service from the facility to the port of the pulp volume produced in Três Lagoas; (ii) construction of a railway spur line connecting ALL’s main rail line to the facility; and (iii) investments by both companies for wagons, locomotives and permanent railway infrastructure.

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

In September 2008, pursuant to a series of options which were part of the agreement with Ahlstrom, we sold to Ahlstrom our remaining 40% equity interest in the joint-venture company for US$ 42 million. See “Item 4C—Organizational Structure” and “Item 10 C—Additional Information—Material Contracts.”

3) Strategic Business Agreement (SBA) with Oji Paper:

In August 2007 we announced the execution of a long term SBA with Oji Paper. The agreement will allow us to further our offering of thermal paper technologies in Brazil and the region of Latin America, while allowing Oji to expand its worldwide presence as a market leader in thermal technology. Through the execution of the SBA, we will be able to draw on the technologies of Oji as well as its global subsidiaries including the technology of Kanzaki Specialty Papers, Inc (KSP), Kanzan Spezialpapiere GmbH (Kanzan) and Oji Paper Thailand Ltd. (OPT). Going forward, we will be prepared to meet the growing demands of an expanding market by drawing on the technological process of Oji Paper globally. The SBA agreement coupled with the completion in 2008 of our Piracicaba mill expansion permitted the continuation of enhanced quality products and improved value to our customers. See “Item 10 C—Additional Information—Material Contracts.”

4) Dow Jones Sustainability Index—DJSI World

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

If the ratings were to be further downgraded by the rating agencies, our cost of capital would increase. Any downgrade could also negatively affect our business and the availability of future financing. See “Item D—Risk Factors”.

6) Acquisition of additional equity interest in Aracruz

Negotiations began in 2008 and were concluded in early 2009 by which we acquired an additional equity interest in Aracruz and, as a result, increased our interest to approximately 84.09% of Aracruz’s voting capital as of April 29, 2009. See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

7) Conversion of preferred shares into common shares

On May 30, 2009, at an Extraordinary Shareholders Meeting of VCP, the conversion of our preferred shares into common shares at the exchange ratio of 0.91 common shares for one preferred share was approved and, thereafter, subsequently ratified by a majority of the company’s preferred shareholders at a Special Meeting held on the same day. Preferred shareholders who do not wish to their shares to be converted have a 30-day period that ends on July 1, 2009, to inform the company that they, instead of converting their shares, choose to redeem the shares for the respective book value per share. Under Brazilian Corporate Law, our management is entitled to cancel the conversion if, at the discretion of our management, the amount that would have to be paid by us in respect of appraisal rights could jeopardize our financial situation. See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

8) Merger of shares

As part of the corporate reorganization following our acquisition of additional interest in Aracruz, our management and Aracruz’s management intend to call an Extraordinary Shareholder Meeting of each company to vote a business combination under the Brazilian Corporate Law known as a merger of shares (incorporação de ações). Pursuant to the merger of shares, subject to the approval of both companies’ common shareholders, all the issued and outstanding Aracruz shares not held by VCP will be exchanged for VCP common shares (assuming the VCP Conversion, in which VCP converts preferred shares into common shares) at an exchange ratio of 0.1347 VCP common share (assuming the VCP Conversion is consummated) for each and every one of Aracruz common shares (assuming the Aracruz Conversion is approved and consummated). See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

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

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2008	2007	2006
	(in US$ millions)

Expansion	391	67	47
Forests (including land purchases)	222	216	116

Improvements/modernization	12	12	33

Other (includes maintenance and information technology)	35	58	52

Sub Total	660	353	248
Fixed assets related to Três Lagoas expansion purchased with proceeds of financial income earned on trust fund deposits (see “Item 4A—Information on VCP—History and Development of VCP)	32	124	—

Total	692	477	248

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

Our Ownership Structure

We are part of the Votorantim group, one of the largest privately held Brazilian groups of companies. The Votorantim group was founded in 1918 by Senator José Ermírio de Moraes and is controlled by the Ermírio de Moraes family. The three core businesses of the Votorantim group are cement, aluminum and pulp and paper. The Votorantim group is also involved in other industries, including metallurgy, financial services, chemicals and agribusiness. The following chart shows our ownership structure and principal subsidiaries as of December 31, 2008. See “Item 4.C.—Organizational Structure” for the total economic structure of VCP and “Item 5.A—Operating and Financial Review and Prospects —Operating Results—Recent Developments” for prospective changes in our ownership structure and principal subsidiaries:

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

As of May 31, 2009, our total shares outstanding were 412,155,668 (167.807.715 voting and 244.347.953 preferred). See “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

Our Business Strategy

We intend to be one of the leaders in the pulp and paper industry, building on our competitive strengths with the aid of the Votorantim Management System (SGV—Sistema de Gestão Votorantim) in order to create sustainable value to our shareholders. The principal components of our strategy are to:

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

Expand our presence in the international pulp market

We intend to take advantage of our competitive strengths to increase our market share in the international pulp market. In 2008 and 2007, we sold approximately 80% of our market pulp tonnage outside of Brazil, compared to 2% in 1996 when we began exporting. Our technology, productivity, sustainability of our forest operations and our use of cloning methods in addition to the high forest yields due to climate and soil conditions in Brazil and the short harvest cycle are important competitive advantages over producers in many other countries, and allow us to play an active and competitive role in the global pulp market. The Jacareí expansion, completed in 2005, together with the initial (2001) investment in Aracruz as complemented by the subsequent (2009) acquisition of an additional equity interest in Aracruz (see “Item 5A Operating and Financial Review and Prospects—Operating Results—Recent Developments”) has reinforced, our presence in the international pulp market. The Três Lagoas pulp mill obtained via our asset exchange with International Paper, which began production on March 30, 2009, as supported by continued investment in new forestry bases in the Brazilian states of Rio Grande do Sul and Mato Grosso do Sul, are sources for our future organic growth in the pulp business.

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

In February 2007, we exchanged our existing Luiz Antonio pulp and paper facility for a pulp mill project in the state of Mato Grosso do Sul, which was mostly funded by International Paper, which was completed and began operating on March 30, 2009. In 2009 we expect to complete the acquisition of an additional equity interest in Aracruz resulting in control via shareholder agreement of that entity and, as a result, operate it in a coordinated manner with our existing facilities. See “Item 5.A Operating and Financial Review and Prospects—Operating Results—Recent Developments” for additional information regarding the acquisition of an equity interest in Aracruz. We continue to acquire land for a new forest base in both the south and western regions of Brazil, preparing fiber supply for future business expansions. Between 1997 and 2008, the average annual rate of paper consumption in Brazil increased by 3.0%, reaching 9.0 million tons in 2008, as estimated by Bracelpa. In recent years, there has been a marked increase in paper consumption in Brazil. We believe that demand for pulp and paper in the domestic and export markets will continue to grow over time. See “Item 3D—Risk Factors—Risks Relating to our Business Combination with Aracruz”.

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

	Year ended December 31,
	2008		2007		2006
	Tons	% of Total	Tons	% of Total	Tons	% of Total
Europe	543,745	59.6%	557,610	64.1%	508,489	61.1%
North America	85,910	9.4%	81,038	9.3%	77,075	9.3%
Latin America	2,231	0.2%	1,685	0.2%	—	—
Asia/Middle East/Oceania/Africa	279,626	30.8%	229,563	26.4%	246,618	29.6%

Total Exports	911,511	100.0%	869,897	100.0%	832,182	100.0%

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

The following table sets forth our printing and writing paper production, total Brazilian printing and writing paper production and our production as a percentage of Brazilian production of such products for the periods indicated:

	Year ended December 31,
	2008	2007	2006

VCP’s production* (in tons)	251,358	348,065	525,476
Uncoated paper (in tons)	155,216	202,115	382,436
Coated paper (in tons)	96,142	145,950	143,040
Total Brazilian production (in tons)	2,504,000	2,538,833	2,512,956
VCP’s percentage of Brazilian production	10%	13.7%	20.7%

Sources: Bracelpa and VCP.

(*)	Considers total production paper and coater machines excluding base paper production for coated paper.

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

The following table sets forth our carbonless, thermal and other specialty paper production.

	Year ended December 31,
	2008	2007	2006

VCP’s carbonless and thermal paper production* (in tons)	65,326	67,148	62,466
VCP’s other specialty paper production* (in tons)	—	8,355	23,102

Total* (in tons)	65,326	75,503	85,568

Sources: VCP.

(*)	Includes total paper production and paper processed by our coater machines, excluding base paper production for coated paper.

Sales

We sell our paper products in all major world markets. The following table sets forth our sales volume of paper to the export market by geographic region for the periods indicated:

	2008		2007		2006
	Tons	% of total	Tons	% of total	Tons	% of total
North America	11,644	25.9%	20,774	21.3%	59,822	31.8%
Latin America(1)	26,615	59.2%	57,883	59.4%	51,531	27.4%
Europe	6,699	14.9%	15,648	16.0%	62,536	33.3%
Middle East/Asia/Africa/Other	—	—	3,194	3.3%	14,150	7.5%

Total Exports	44,958	100.0%	97,499	100.0%	188,039	100.0%

(1)	Excluding Brazil.

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

During the period of 2006 to 2008 Brazilian paper companies maintained their export volumes in order to compensate for the negligible growth in the domestic market (see “Item 4.B Information on VCP—Business Overview—Production—Printing and Writing Paper”) and the increased competition from imports of selected paper grades due to appreciation of the Brazilian currency through August 1, 2008 (see “Item 3.D—Key Information—Risk Factors—Risks Related to VCP and the Pulp and Paper Industry”). Regarding the international market, although the appreciation of the real against the US dollar of approximately 9% in 2006 and 21% in 2007 and the depreciation of 24% in 2008 impacted our revenues, the volume sold in 2008 increased due to a good economic environment, through August 2008 and the carry over from orders in backlog through year end, especially for the North American and European markets. After suffering some years at low price levels, international paper prices start a recovery in the first half of 2006, with price increases being announced in February, April and June 2006, in both North America and Europe. For uncoated woodfree papers, international prices rose 15% in the first six months of 2006 and fell about 5% in the last quarter of 2006. In 2007, prices rose 7% from January to December in North America, and in the European market, prices climbed 9% in the first nine months of 2007. In 2008, prices rose 11% from January to December in North America, but declined 4% in the European market.

The Brazilian pulp and paper industry

Brazil is predominantly a tropical country, with approximately 90% of its territory located north of the Tropic of Capricorn. As a result, in most regions of Brazil, the soil and climate are very favorable to forest growth. In Brazil, eucalyptus trees have short growing cycles of approximately seven years, compared to 10 to 12 years for eucalyptus trees in Chile and 25 years in the United States. The production of wood in Brazil, therefore, requires less time and a smaller growing area than in North America and Europe, which results in higher yields. See “Item 4.B Information on VCP—Business Overview—Raw Materials—Wood”.

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

Consolidation in the Brazilian pulp and paper industry is currently underway. The table below shows the market participation of the five largest producers in terms of sales for the years indicated:

	Year ended December 31,
(in thousands of tons)	2008*	2007	2006	2005	2004

Brazilian pulp production (1)	12,740.0	11,997.0	11,180.0	10,352.0	9,620.1
Brazilian paper production	9,180.0	9,010.0	8,724.6	8,597.0	8,452.4
Total pulp and paper production	21,920.0	20,770.0	19,904.6	18,949.0	18,072.5
Total five top producers*	12,100.0	12,579.5	11,982.3	11,461.9	10,987.2
% Top five*	55.2%	59,9%	60.2%	60.5%	60.8%

(1)	Pulp numbers represent pulp volume produced.

Source: Bracelpa.

*	Estimates for December

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

VCP and Suzano jointly determined that Conpacel’s (formerly Ripasa) core business is the Americana pulp and paper mill and all other non-core assets should be disposed. During 2007, the following non-core asset dispositions occurred: (i) Embu—on February 15, 2007 VCP signed an agreement to sell VCP’s interest in the Ripasa unit located in Embu, state of Sao Paulo, to Suzano. This transaction was concluded on March 30, 2007 at which time Suzano disbursed US$ 20 million to VCP. This operation generated a loss of US$ 12 million including the write-off of goodwill; and (ii) Cubatão and Limeira—on August 1, 2007 VCP and Suzano signed an agreement to sell these units, located in Cubatão and Limeira, state of São Paulo, to a third party. The transaction was concluded on November 1, 2007 at which time VCP and Suzano each received US$ 32 million. This operation generated a loss of US$ 4 million including the write-off of goodwill.

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

(iii)	Acquisition of an additional equity interest in Aracruz

Negotiations began in August, 2008 and were concluded in early 2009 whereby VCP acquired an additional equity interest in Aracruz. See “Item 5.A Operating and Financial Review and Prospects—Operating Review—Recent Developments” to this annual report and note 22 “Subsequent Events” to the accompanying Financial Statements. See “Item 3D—Risk Factors—Risks Relating to our Business Combination with Aracruz”.

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

Expansion

We invested US$ 333 million in the Três Lagoas expansion project (Projeto Horizonte) in 2008. This amount includes only disbursements made directly from VCP, being in addition to the funds we received through our Asset Swap agreement with International Paper. See “Item 4—Information on VCP—History and Development”. This project, in the state of Mato Grosso do Sul, will expand our annual pulp capacity by 1,300,000 tons and begin its operations on March 30, 2009. We also maintain investments in the acquisition of land and eucalyptus plantations in the states of Mato Grosso do Sul (Três Lagoas mill) and Rio Grande do Sul, part of a long term plan to reduce dependence on wood supply from third parties. The project in Rio Grande do Sul also includes, upon approval by the Board of Directors, the construction of an industrial facility, for which socio-environmental licensing procedures are already being conducted. On October 13, 2008 we announced a postponement of one year, until 2010, in further development of the project’s industrial aspects in view of the uncertainty of worldwide economic conditions.

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

Its pulp export volumes and revenues are expected to continue to increase due to the completion of its Três Lagoas mill project on March 30, 2009 (see “Asset Exchange Program with International Paper” below) and the Losango project at a future date (see “Item 4.D Information on VCP—Property Plant and Equipment—Expansion”)

In 2008, we sold 1,200,768 tons of bleached pulp as market pulp to third parties in the domestic market and outside of Brazil. We had a 29% share of the Brazilian domestic market for bleached hardwood pulp according to Bracelpa’s figures released in December 2008. In 2008, approximately 76% of our market pulp sales volume was to customers located outside of Brazil. The following table sets forth our sales volume of pulp to the export market by geographic region for the periods indicated:

	Year ended December 31,
	2008		2007		2006
	Tons	% of Total	Tons	% of Total	Tons	% of Total
North America	85,910	9.4	81,038	9.3	77,075	9.3
Latin America	2,231	0.2	1,685	0.2	—	—
Europe	543,745	59.6	557,610	64.1	508,489	61.1
Asia/Middle East/Oceania/Africa	279,626	30.7	229,563	26.4	246,618	29.6

Total Exports	911,511	100.0	869,897	100.0	832,182	100.0

Paper. VCP produces various types of paper products for the domestic and international markets. It is important to note that the 2007 and 2008 periods are not fully comparable with prior periods due to the divestments of the Luis Antonio, Mogi and Ahlstrom units during those periods as part of the strategic repositioning of its paper business.

Within the domestic market, we have continued our strategy of increasing the proportion of our sales of value-added products, such as coated, thermal and carbonless and other specialty papers, and to remain as a leading market share producer of these value-added paper products. The percentage of our net operating revenues of these value-added products in relation to our total net operating revenues for paper in the Brazilian market was 49% for 2005, 50% for 2006, 67% for 2007 and for 2008 92%. The relevance of high value added papers will continue with the expansion, on August this year, of the capacity of the Piracicaba coated machine by 25 thousand tons of thermal papers, allowing for an even higher leverage of the benefits of the technology exchange agreement that VCP has with Oji Paper. Within its domestic coated paper market, while sales have increased during the last three years, we have lost market share due to the increased competition from imports as a result of appreciation of the real through August 2008. The depreciation of the real beginning in August 2008 (see “Item 3 Key Information Selected Financial Data—Exchange Rates”) will permit VCP to recover this market share loss due to anticipated lesser competition from imported products.

Our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume were 32% for 2005, 28% for 2006, 20% for 2007 and 13% for 2008. We intend to take advantage of the opportunity to recover our market share now that the real has depreciated against the U.S. dollar.

The following table shows a breakdown of VCP’s total exports in 2007 and 2008 in terms of volume by geographic location:

	Year ended December 31, 2008				Year ended December 31, 2007
	Pulp		Paper		Pulp		Paper
	Thousands of Tons	% of Total	Thousands of Tons	% of Total	Thousands of Tons	% of Total	Thousands of Tons	% of Total
North America	85.9	9%	11.3	26%	81.0	9%	20.8	21%
Latin America (1)	2.2	—	25.9	59%	1.7	1%	57.9	59%
Europe	543.8	60%	6.5	15%	557.6	64%	15.6	16%
Asia and Africa	279.6	31%	—	—	229.6	26%	3.2	4%

Total Exports	911.5	100%	43.7	100%	869.9	100%	97.5	100%

(1)	Excluding Brazil.

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

Since a significant portion of our operating revenues is derived from exports (2008: 47%, 2007: 46%—See “Item 4B—Information on VCP—Business Overview-Operations”) we traditionally choose from a variety of trade finance programs offered by several financial institutions under which we borrow short-term funds by transferring either our current or future export receivables to these institutions. See Notes 11 and 12 to our audited consolidated financial statements. These trade finance programs generally have less financial and administrative cost than discounting our domestic accounts receivables or short-term working capital loans; thus our preference not to use either of the latter to manage our liquidity. The current worldwide financial crisis has not diminished our ability to continue to invest funds in short-term investments. Likewise, this crisis has not affected the availability to VCP of the aforementioned short-term credit facilities; their cost has however increased due to the combined effect of the crisis itself, its effect on the availability of trade finance to emerging markets such as Brazil, the financial market’s perception and evaluation of the country risk of Brazil and the downgrade in our credit rating by Fitch on February 2, 2009. See “Item 3D—Key Information—Risk Factors—Risks Relating to VCP and the Pulp and Paper Industry”.

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

These long-term borrowings contain various covenants regarding compliance with certain financial ratios and other restrictions. At December 31, 2008, the Company was not in compliance with covenants on certain loan agreements as a result of a proportional consolidation of Aracruz based on Brazilian GAAP, plus Três Lagoas project investments and the devaluation of the real. See Note 9(a) and 12(i) to the consolidated financial statements and “Item 5—Management Discussion and Analysis—Year ended December 31, 2008 compared to year ended December 31, 2007—Equity in earnings (losses) of affiliates”. Nonetheless, in November 2008, we began the renegotiation of the terms of these covenants with the creditor banks, for which we have concluded the negotiations for more than 80% of the affected loan agreements. Management, at this time, considers none of these renegotiated covenants or guarantees, if requested, are restrictive or inhibitive to the Company’s current level of operations. We believe that our sources of funds and management actions, such as the capital increase that occurred on April 30, 2009 (partially offsetting the effect of additional leverage of the purchase of Aracruz common shares) and increase of credit lines by diversifying creditor banks portfolio, are, and will continue to be, adequate to meet our liquidity levels and currently anticipated uses of funds, which include working capital, recurring capital expenditures and debt repayment.

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

Capital resources to support our business growth and expansion plans may also be obtained from the issuance of equity. Negotiations began in 2008 and were concluded on January 21, 2009 and April 29, 2009 under which we will, via a series of coordinated transactions, purchase, via principally an initial payment and semi-annual installments thereafter, the remaining outstanding common stock of Aracruz from other controlling shareholders and/or exchange any still remaining and outstanding Aracruz common stock for preferred shares of the Company to be issued, and thereafter, exchange Aracruz’s outstanding preferred stock for preferred stock of the Company to be issued. See Note 22 to our audited consolidated financial statements and “Item 5.A Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

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

For further information on liquidity and capital resources, see “Item 5.B—Liquidity and Capital Resources.”

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

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents and finance charges on sales with credit terms. The unrealized gains from cross-currency interest-rate swap contracts are recorded at fair market value on our balance sheet as a liability and in our statement of operations as “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.” We enter into these arrangements to reduce our exposure resulting from a possible depreciation of the real in relation to the U.S. dollar because a high proportion of our debt is denominated in U.S. dollars. See “Item 5—Operating and Financial Review and Prospects—Overview—Brazilian economic environment” and “Item 6—Operating and Financial Review and Prospects—Liquidity and capital resources—Debt.” Our financial income also includes income from the funds in trust related to the construction of the Três Lagoas project mill. See “Item 4A—Information on VCP—History and Development of VCP”.

Financial expenses

We incur financial expenses from several sources, including short-term debt and long-term debt. We principally seek long-term financing to fund our projects, which are generally of a long-term nature. Short-term debt is comprised of U.S. dollar-denominated working capital from commercial banks and short-term secured loans. Long-term debt consists of both U.S.-dollar debt, mainly due to pre-payment export loans, and real-denominated debt, borrowed from BNDES. Additionally, we consider the natural hedging from the funds obtained by exports denominated in dollars when deciding to incur such arbitrage. We provide no assurance that such favorable results will be earned in the future or that we will continue with these arbitrage transactions. See “Item 6—Operating and Financial Review and Prospects—Liquidity and capital resources.”

Discussion of critical accounting policies

Critical accounting policies are those that are important both to the portrayal of our financial condition and operational results and that require our management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more subjective and complex. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different circumstances, we have identified the following critical accounting policies:

•	revenue recognition and accounts receivable;

•	impairment of investments, including goodwill and intangible assets;

•	recoverability of long-lived assets;

•	asset retirement obligation;

•	investment—consolidation or equity method analysis;

•	forest development costs and impairment tests;

•	deferred taxes;

•	tax contingencies;

•	employee benefits and other related matters;

•	fair value of financial instruments—put and call options;

•	financial instruments and hedge; and

•	earning per shares.

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

Pulp—domestic market: Sales are primarily under credit terms which do not exceed 30 days or through VCP’s vendor program. Revenue recognition is consistent with that applied to paper sales.

Pulp—export market: All export orders are normally fulfilled from inventories maintained at own or third-party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer.

Paper—domestic market: Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer’s carrier (Incoterms FOB) or premises (Incoterms CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers (approximately 8% of accounts receivable), and represented approximately 31% of our domestic sales in 2008 (2007 – 23% and 2006 – 22%). Under the vendor program, the customer agrees to pay the bank at a later date and the bank in turn pays us on behalf of the customer for the purchase price of the product upon its delivery. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 240 days.

Paper—export market: Export orders are normally fulfilled from inventories maintained at our own or third-party warehouses located close to strategic markets. We recognize revenue and associated costs of sales at the time products are delivered to the carrier and risks have passed to the customer. Incoterms CIF and Incoterms FOB terms determine timing of revenue recognition.

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

Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investment in Common Stock,” requires us to determine if, among other factors, a decrease in market value is other than a temporary impairment. As the quoted market price of the investee’s publicly traded stock during 2002 was consistently quoted below book value, a one-off impairment provision was recorded in 2002 based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002. The impairment charge of US$ 136 million (gross of deferred income tax effects of US$ 46 million) was recorded directly as a charge to income (“Equity loss of investee”). The deferred tax effect of US$ 46 million is reflected at historical values to reflect the underlying functional currency of the investee. At December 31, 2008, the Aracruz ADR was quoted at US$ 11.28. The Company however, does not hold ADR securities but rather Aracruz common shares, whose quoted price at December 31, 2008 on the Bovespa stock exchange was R$ 3.98, the equivalent of US$ 1.70. Consequently, at December 31, 2008, the quoted market value of our 127,506,457 (representing 12.4% of total shares) Aracruz common shares was US$ 217 million (US$ 1,150 million at December 31, 2007). Accordingly, there would be no requirement for an impairment provision since the market value is above the current value of VCP’s investment in Aracruz. See “Item 5A Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

Aracruz suffered significant losses from financial instrument related to derivative instruments in 2008 and on May 13, 2009 concluded negotiations for the repayment of debts originating from these transactions. See “Item 5.A Operating Results—Recent Developments—Liquidity and Capital Resources”.

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

Investment—consolidation or equity method analysis

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

•

Aracruz: Through December 31, 2008, we owned 28.0% of the common voting shares, which represent 12.4% of the total share capital, of Aracruz, which we acquired in 2001. We had the right to appoint three of the ten directors to the Aracruz Board of Directors under the terms of a Shareholder Agreement that expired on May 11, 2008. The investment is treated on an equity accounting basis. See “Item 5.A Operating and Financial Review and Prospects—Operating Results—Recent Developments”.

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

After completion of the capital increase, our controlling shareholder VID and BNDESPar on May 5, 2009 executed a shareholders’ agreement which provides that (a) 21.04% of the total capital of VCP held by BNDESPar will be bound to the agreement for 3 years after its execution, such that BNDESPar and VID will together hold at least 50.1% of the voting capital of VCP during this period; (b) the approval of certain matters will depend on the affirmative vote of BNDESPar; (c) between the 3rd and 5th year after its execution the shareholders’ agreement will subject only 10.94% of the shares held by BNDESPar to the terms of the agreement; and (d) from June 2014 onwards none of the BNDESPar shares will be bound by the terms of the agreement. See “Item 10. Additional Information—C Material Contracts—Shareholders’ Agreement of Aracruz”.

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

D. Collateral guarantees on rural and industrial assets of the Barra do Riacho Unit—ES; and

E. VCP’s pledge of 28% of Aracruz’s common shares.

We do not expect to have any difficulty in meeting our short-term obligations due to capital increases occurred in early 2009 in connection with the acquisition of an additional equity interest in Aracruz (see “Item 5.A Operating Results—Recent Developments”).

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

Fixed-rate notes

On May 2008, we renewed a foreign-exchange denominated financing agreement with UNIBANCO—União de Bancos Brasileiros S.A. for the reais equivalent of US$ 50 million obtained for working capital purposes, which matures in 2009.

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

Amount
Year	(US$ in millions)
2010	196
2011	180
2012	225
2013	168
After 2013	390

Total	1,159

At December 31, 2008, all of our short-term debt related to trade financing was secured. At December 31, 2008, the outstanding amount of that short-term debt was US$ 438 million, with a weighted average interest rate of 6.06%, compared to US$ 211 million at December 31, 2007, with a weighted average interest rate of 5.72%.

Covenants

Our long-term borrowings contain various covenants regarding compliance with certain financial ratios and other restrictions. At December 31, 2008, the Company was not in compliance with covenants on certain loan agreements as a result of a proportional consolidation of Aracruz based on Brazilian GAAP, plus Três Lagoas project investments and the devaluation of the real. See Note 9(a) and 12(i) to the consolidated financial statements and “Item 5—Management Discussion and Analysis—Year ended December 31, 2008 compared to year ended December 31, 2007—Equity in earnings (losses) of affiliates”. Nonetheless, in November 2008, we began the renegotiation of the terms of these covenants with the creditor banks, for which we have concluded the negotiations for more than 80% of the affected loan agreements. Management, at this time, considers none of these renegotiated covenants or guarantees, if requested, are restrictive or inhibitive to the Company’s current level of operations. We believe that our sources of funds and management actions, such as the capital increase that occurred on April 30, 2009 (partially offsetting the effect of additional leverage of the purchase of Aracruz common shares) and increase of credit lines by diversifying creditor banks portfolio, are, and will continue to be, adequate to meet our liquidity levels and currently anticipated uses of funds, which include working capital, recurring capital expenditures and debt repayment.

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

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2008	2007	2006
	(in US$ millions)
Expansion	391	67	47
Forests (including land purchases)	222	216	116

Improvements/modernization	12	12	33

Other (includes maintenance and information technology)	35	58	52

Sub Total	660	353	248
Fixed assets related to Três Lagoas expansion purchased with proceeds of financial income earned on trust fund deposits (see “Item 4A—Information on VCP—History and Development of VCP)	32	124	—

Total	692	477	248

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

	2008		2007
	(In millions of US$)		(In millions of US$)
	Deposits	Provisions	Deposits	Provisions
Tax-related	127	135	150	173
Labor-related	3	20	8	15
Civil-related	—	6	—	9

Total	130	161	158	197

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

Program name	Period	Maximum amount of shares authorized to be purchased	Shares purchased	Average price paid per share R$/US$
2005	May 17, 2005 to May 16, 2006	8,000,000	1,050,700	R$	28.21/US$13.00
2007	March 2, 2007 to February 29, 2008	9,000,000	None		None

No Buyback program has been authorized for the period of March 1 to December 31, 2008.

Summary of Transactions:

	Preferred Shares held in Treasury
	2006	2007	2008
Balance – January 1st	1,081,500	31,998	28,900
Purchases (1)	—	—	2,784,091
Sales	(1,049,502)	(3,098)	(28,900)
Cancellations (1)	—	—	(2,784,091)
Balance – December 31st	31,998	28,900	—

(1)	The 2008 purchase and cancellation of preferred shares relate to the Ripasa acquisition and are not included within any Buyback program (see Note 4(a)(i) to our audited consolidated financial statements)

Our Board of Directors may authorize a new buyback program whenever necessary.

C.	Research and development, patents and licenses, etc.

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

F.	Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2008:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of U.S. dollars)
Total debt commitments (1)	2,069	910	376	393	390
Interest payable	18	18	—	—	—
Capital lease obligations (2)	38	13	13	11	1
Operating leases (3)	173	13	35	35	90
Purchase obligations (4)	151	72	57	19	3
Pension contribution	18	3	6	6	3
Total	2,547	1,036	503	480	528

(1)	Includes short and long-term loans and financings shown in our consolidated financial statements, excluding interest payable.
(2)	Includes any agreements with suppliers of our assets (including for the Jacareí project).
(3)	Includes land leases and wood supply.
(4)	Includes take-or-pay contracts.

Note: estimated interest expense for the purchase obligations of approximately 6%.

The above table does not reflect swap transactions discussed in “Item 5E—Off-Balance Sheet Arrangements” above.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

The following table lists the amount of shares held directly by each individual member of our Board of Directors or executive officer and their representative percentage relative to the total outstanding shares as of December 31, 2008:

	Common		Preferred
	Number of Shares	Percentage of the Total Outstanding Shares	Number of Shares	Percentage of the Total Outstanding Shares
Board of Directors
José Roberto Ermírio de Moraes	0	0%	1	0%
Fábio Ermírio de Moraes	0	0%	1	0%
Clóvis Ermírio de Moraes Scripilliti	0	0%	1	0%
Carlos Ermírio de Moraes	0	0%	1	0%
José Luciano Penido (*)	0	0%	1	0%

Executive Officers
José Luciano Penido (*)	0	0%	1	0%
Francisco Fernandes Campos Valério	0	0%	3,000	0%
Marcelo Strufaldi Castelli	0	0%	0	0%
Miguel Caldas	0	0%	0	0%
Carlos Roberto Paiva Monteiro	0	0%	0	0%
Paulo Prignolato	0	0%	0	0%

Total	0	0%	3,005	0%

Source: Itaú Custódia.

(*)	Mr. José Luciano Penido is part of both the Board of Directors and Executive Officers and he owns only one preferred share of VCP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the principal holders of common and preferred shares and their respective shareholdings as of December 31, 2008:

Shareholders	Common Shares	(%)	Preferred Shares	(%)	Total Shares	(%)

Votorantim Participações S.A.	105,702,452	100.00	677	—	105,702,450	52.49
Total Votorantim group	105,702,452	100.00	677	—	105,703,127	52.49
BNDES Participações S.A.	—	—	6,327,669	6.61	6,327,669	3.14
Treasury Stock	—	—	—	—	—	—
Board, Directors and Fiscal Council	—	—	3,005	—	3,005	—
Public (Free Float)	—	—	89,327,613	93.38	89,327,613	44.36
Total	105,702,452	100.00	95,658,964	100.00	201,361,414	100.00

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

	Balance December 31, 2008		Capital Subscription	Balance May 31, 2009
Shareholders	Number of shares	% of total		Number of shares	% of total
Common Shares
Votorantim Group	105,702,452	52.49	62,105,263	167,807,715	40.71
Total Common	105,702,452	52.49	62,105,263	167,807,715	40.71
Preferred Shares
Votorantim Group	677		—	677
BNDES Participações S.A.	6,327,669	3.14	139,378,216	145,705,885	32.35
Board, Directors and Fiscal Council	3,005		—	3,005
The Families, Safra Family and others	—		9,300,594	9,300,594	2.26
Public (Free Float)	89,327,613	44.36	10,189	89,337,802	21.68
Total Preferred	95,658,964	47.51	148,688,989	244,347,953	59.29
Total Common and Preferred	201,361,414	100.00	210,794,252	412,155,668	100.00

B.	Related-Party Transactions

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

At December 31, 2008, we have guaranteed to banks their collection of U.S. dollar 120 million from certain customers related to sales of our products to these customers under our Vendor Program (see “Item 4B Information on VCP – Business Overview—Vendor Program”).

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

Transactions conducted within a Brazilian stock, future or commodity exchange (or similar entities):

Disposal of securities:

**ADS’s:

Gains realized outside Brazil by a non Brazilian holder on the disposition of assets located in Brazil to another non-Brazilian holder were not subject to Brazilian tax through December 29, 2003. However, according to Law No. 10.833, enacted on that date, capital gains realized on the disposition of these assets by a Non-Brazilian Holder are subject to taxation in Brazil (at a 15% or 25% rate, depending on the case), regardless of whether the sale or the disposition is made by a Non-Brazilian Holder to another non-Brazilian resident or to a Brazilian resident. At the present time no definitive jurisprudence has been established with respect to this matter. There are grounds to sustain that the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident.

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

	Expected maturity date
	2009	2010	2011	After 2011	Total
	(US$ in millions)
Short-term debt:
Reais	139	—	—	—	139
U.S. dollars	789	—	—	—	789
Total short-term debt (including current portion of long-term debt)
Long-term debt:
Reais	—	13	21	65	99
U.S. dollars	—	183	159	718	1,060
Total long-term debt	—	196	180	783	1,159
Total	928	196	180	783	2,087

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

Interest rate risk

Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank. On December 31, 2007, the TJLP was fixed at 6.25%, and during 2006 averaged 6.38% per year. On December 31, 2008 the TJLP was fixed at 6.50%, and during 2007, averaged 6.25% per year. The interest rate on our cash and cash equivalents denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis and during 2008 averaged 12.32% per year.

To determine the fair value of assets and liabilities, amounts were adjusted, when applicable, based on market or contractual interest rate.

The table below provides information about our significant interest rate-sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2008.

	2009	2010	2011	After 2011	Total	Fair value(1)
	(US$ in millions)
Assets:
Cash and cash equivalents denominated in reais	234	—	—	—	234	234
Cash and cash equivalents denominated in U.S. dollars	46	—	—	—	46	46
Trading securities denominated in U.S. dollars	43	—	—	—	43	43

Total cash, cash equivalents and trading securities	323	—	—	—	323	323

Liabilities:
Short-term debt:
Floating rate, denominated in U.S. dollars	738	—	—	—	738	729
Floating rate, denominated in reais	189	—	—	—	189	185
Fixed rate, denominated in U.S. dollars	1	—	—	—	1	—
Long-term debt:
Floating rate, denominated in U.S. dollars	—	183	159	466	808	780
Floating rate, denominated in reais	—	13	21	65	99	99
Fixed rate, denominated in U.S. dollars	—	—	—	252	252	235

Total debt	928	196	180	783	2,087	2,028

(1)	The methodology used to determine the fair value included in the table above is described in Note 14 to our audited consolidated financial statements.

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

Derivative instruments are classified and demonstrated in the table below based on one of the following categories:

(i)	Level I - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

(ii)	Level II - other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly, such as: quoted prices for similar assets or liabilities in active or not active markets and other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates). Determined adjustments to these inputs can be adopted to these inputs, based, for instance, on the volume and level of activity in the markets the inputs are observed.

(iii)	Level III - unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available and reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset or liability. Unobservable inputs shall be developed based on the best information available in the circumstances and are highly dependent on management’s judgment.

		At December 31, 2008
			Fair value at the reporting date
	Notional amount	Carrying amount	Level I	Level II	Level III	Year ended December 31, 2008
Unrealized gain (loss) from cross-currency interest rate swaps, TARN and NDF
Yen x US$	45	3	—	3	—	6
US$ x CDI	100	2	—	2	—	2
CDI x US$ (Call’s NCE)	50	(32)	—	(32)	—	(57)
US$/CDI x CDI	6	—	—	—	—	—
LIBOR x CDI	50	3	—	3	—	31
TARN	126	(68)	—	(68)	—	(100)
NDF	24	(8)	—	(8)	—	(64)

		At December 31, 2007
			Fair value at the reporting date
	Notional amount	Carrying amount	Level I	Level II	Level III	Year ended December 31, 2007
Unrealized gain from cross currency interest rate swaps
Yen x US$	45	(5)	—	(5)	—	17

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

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

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31
	2008		2007		2006
	(in thousands of U.S. dollars)
Audit Fees	US$	622	US$	1,213	US$	1,571
Tax Fees		276		253		—
Audit-Related Fees		109		4		250
Total	US$	1,007	US$	1,470	US$	1,821

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

ITEM 19.	EXHIBITS

Exhibit Number	Description
1*	English translation of the By-laws.

2**	Form of Amended and Restated Deposit Agreement among us, The Bank of New York, as depositary, and the Owners and Beneficial Owners of American Depositary Receipts, including the form of American Depositary Receipts.

2.4***	Indenture, dated January 23, 2004, among Voto-Votorantim Overseas Trading Operations III Limited, as issuer, The Bank of New York, as trustee, The Bank of New York, as transfer agent, paying agent and registrar, The Bank of Tokyo-Mitsubishi Ltd., London Branch, as principal paying agent, and Votorantim Participações S.A., Votorantim Celulose e Papel S.A., Cimento Rio Branco S.A., and Companhia Níquel Tocantins, as guarantors.

2.5*****	Indenture, dated June 24, 2005, among Voto-Votorantim Overseas Trading Operations IV Limited, as issuer, The Bank of New York, as trustee, The Bank of New York, as transfer agent, paying agent and registrar, The Bank of Tokyo-Mitsubishi Ltd., London Branch, as principal paying agent, and Votorantim Participações S.A., Votorantim Celulose e Papel S.A., Cimento Rio Branco S.A., and Companhia Níquel Tocantins, as guarantors.

Exhibit Number	Description
3.1.1##	Investment Agreement, dated January 19, 2009, among us, VID, BNDESPar and VPAR

3.1.2##	Form of Shareholders’ Agreement, Annex 3.1.10 to the Investment Agreement, dated January 19, 2009, among us, VID, BNDESPar and VPAR

4.1.1+	VCP Overseas Holding Export Prepayment Facility Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd Budapest - Baar Branch, the Lenders defined therein, ABN AMRO Bank N.V., LaSalle Bank National Association, et al. US$ 375,000,000 Senior Loans.

4.1.2+	Export Finance Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd Budapest - Baar Branch, and LaSalle Bank National Association.

4.1.3+	Collateral Account Control Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, VCP Overseas Holding Ltd Budapest - Baar Branch, the Lenders defined therein, ABN AMRO Bank N.V., LaSalle Bank National Association.

4.1.3A+	Security Agreement dated as of June 30, 2006 among VCP Overseas Holding Kft, Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd Budapest - Baar Branch, the Lenders defined therein, ABN AMRO Bank N.V., LaSalle Bank National Association.

4.2.1+	Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A. and the other parties named therein, relating to the ABN AMRO Facility Agreements and the ABN Loan No. 3, as defined therein.

4.2.2+	Restated US$ 223,000,000 Pre-Export Finance Agreement as restated on 27 September, 2006 pursuant to a Restatement Agreement dated 27 September, 2006 for Votorantim Celulose e Papel S.A. and ABN AMRO Bank N.V.

4.2.3+	Disclosed Pledge of Collection Account between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

4.2.4+	Assignment Agreement between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

4.3.1+	Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A. and the other parties named therein, relating to the Santander Facility Agreements and the Santander Loan No. 6, as defined therein.

4.3.2+	Restated US$ 225,000,000 Pre-Export Finance Agreement as restated on 27 September 2006 pursuant to a Restatement Agreement dated 27 September, 2006 for Votorantim Celulose e Papel S.A. and Banco Santander Central Hispano S.A. – London Branch.

4.3.3+	Collection Account between VCP Overseas Holding Ltd Budapest - Baar Branch and Banco Santander Central Hispano S.A. – London Branch.

4.3.4+	Assignment Agreement between VCP Overseas Holding Ltd Budapest - Baar Branch and Banco Santander Central Hispano S.A. – London Branch.

4.4.1+	Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A. and the other parties named therein, relating to the Syndicated Facility Agreement as defined therein.

4.4.2+	Restated US$ 102,000,000 Pre-Export Finance Agreement as restated on 27 September 2006 pursuant to a Restatement Agreement dated 27 September 2006 for Votorantim Celulose e Papel S.A., ABN AMRO Bank N.V. and Banco Santander Central Hispano S.A. – London Branch.

4.4.3+	Disclosed Pledge of Collection Account between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

4.4.4+	Assignment Agreement between VCP Overseas Holding Ltd Budapest - Baar Branch and ABN AMRO Bank N.V.

Exhibit Number	Description
4.5+	Exchange Agreement dated September 19, 2006 by and between Votorantim Celulose e Papel S.A. and International Paper Investments (Holland) B.V.

4.6++	Joint Venture Agreement dated May 8, 2007 between Votorantim Celulose e Papel S.A. and Ahlstrom Louveira Ltda.

4.7++	Strategic Business Agreement dated as of August 6, 2007 between Oji Paper Co., Ltd. and Votorantim Celulose e Papel S.A.

4.8++	Export Prepayment Agreement dated as of June 22, 2007 by and among Votorantim Celulose e Papel S.A., VCP Overseas Holding Ltd., and Banco Bilbao Vizcaya Argentaria, S.A.

4.9##	Share Purchase Agreement, dated January 19, 2009, among us, the Families and VID.

4.10##	Share Purchase Agreement, dated March 5, 2009, among us, Joseph Yacoub Safra, Moise Yacoub Safra and VID.

4.11##	Financing Agreement dated January, 2009 through credit facility of R$160,000,000.00 by and between the National Bank of Economic and Social Development - BNDES, VCP

4.12##	Financing Agreement dated July, 2008 through credit facility of R$108,000,000.00 and R$432,000,000.00 by and between the National Bank of Economic and Social Development - BNDES, VCP

4.13##	Private Instrument of Protocol and Justification of total spin-off of Ripasa S.A. Celulose e Papel October 1, 2008

6#	See Note 2(l) to our audited consolidated financial statements for information explaining how earnings per share information was calculated.

8#	See Note 2(c) to our audited consolidated financial statements for information regarding our subsidiaries.

11.1***	English translation of Code of Ethics.

12.1#	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer.

12.2#	Rule 13a-14(a)/15(d)-14(a) Certificate of Financial and Investor Relations Officer.

12.3#	Rule 13a-14(a)/15(d)-14(a) Certificate of Officer for Control and Risk Management.

13.1#	Section 1350 Certification of Chief Executive Officer.

13.2#	Section 1350 Certification of Financial and Investor Relations Officer.

13.3#	Section 1350 Certification of Officer for Control and Risk Management.

*	Incorporated herein by reference to our report on Form 6-K filed on April 27, 2007 (File No. 001-15018).
**	Incorporated herein by reference to our registration statement on Form F-6 filed on March 25, 2002 (File No. 333-84964).
***	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2004 (File No. 001-15018).
****	Incorporated herein by reference to our annual report on Form 20-F filed on May 21, 2002 (File No. 001-15018).
*****	Incorporated herein by reference to our annual report on Form 20-F filed on June 29, 2006 (File No. 001-15018).
+	Incorporated herein by reference to our annual report on Form 20-F filed on February 1, 2007 (File No. 001-15018).
++	Incorporated herein by reference to our annual report on Form 20-F filed on January 31, 2008 (File No. 001-15018).
#	Filed herewith.
##	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VOTORANTIM CELULOSE E PAPEL S.A.

By:	/S/ CARLOS AUGUSTO LIRA AGUIAR
Name:	Carlos Augusto Lira Aguiar
Title:	Chief Executive Officer

By:	/S/ MARCOS GRODETZKY
Name:	Marcos Grodetzky
Title:	Financial and Investor Relations Officer

By:	/S/ EVANDRO CÉSAR CAMILLO COURA
Name:	Evandro César Camillo Coura
Title:	Officer for Control and Risk Management

Date: October 28, 2009

Votorantim Celulose e Papel S.A.

Consolidated Financial Statements

as at December 31, 2008 and 2007,

and for the Three Years Ended

December 31, 2008

and Reports of Independent Registered

Public Accounting Firms

Management’s Report on Internal Control

Over Financial Reporting

1	The management of Votorantim Celulose e Papel S.A. and subsidiaries (“the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

2	The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, principal executive and principal financial officers, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

3	Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Votorantim Celulose e Papel S.A.

4	The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment management has concluded that as of December 31, 2008 the Company’s internal control over financial reporting is effective.

São Paulo, June 29, 2009

José Luciano Penido	Paulo Prignolato
Chief Executive Officer	Chief Financial Officer
June 29, 2009	June 29, 2009

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Votorantim Celulose e Papel S.A.

1	In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We did not audit the consolidated financial statements or internal control over financial reporting of Aracruz Celulose S.A., an affiliate. The investment in which totaled US$ 135 million and US$ 314 million at December 31, 2008 and 2007, respectively, and for which the equity in earnings (losses) of affiliates, included in net income (loss), totaled a loss of US$ 153 million and income of US$ 52 million and US$ 56 million for the years ended December 31, 2008, 2007 and 2006, respectively. The financial statements and internal control over financial reporting of Aracruz Celulose S.A. were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Aracruz Celulose S.A. and as to the effectiveness of its internal control over financial reporting as of December 31, 2008, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Votorantim Celulose e Papel S.A.

2	Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

3	A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

4	Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

June 29, 2009

Votorantim Celulose e Papel S.A.

Report of Independent Registered

Public Accounting Firm, on Internal

Control Over Financial Reporting

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

Aracruz - ES

We have audited Aracruz Celulose S.A. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

/s/Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil

June 30, 2009

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31

In millions of U.S. dollars, except number of shares

	Note		2008	2007
Assets

Current assets
Cash and cash equivalents			280	565
Available for sale securities	6		—	176
Trading securities			43	—
Trade accounts receivable, net	7		151	165
Inventories	8		193	186
Recoverable taxes			73	71
Deferred income tax	5	(b)	43	5
Other			32	34

			815	1,202

Non-current
Investment in affiliates, including goodwill	9		157	1,009
Goodwill, other	9		132	—
Property, plant and equipment, net	10		3,866	3,916
Other assets
Recoverable taxes			105	68
Accounts receivable for investment sold	4	(a)	10	34
Advances to suppliers			7	10
Judicial deposits	15		130	158
Other			8	8

			260	278

Total assets			5,230	6,405

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheets at December 31 In millions of U.S. dollars, except number of shares	(continued)

	Note		2008	2007
Liabilities and shareholders’ equity

Current liabilities
Trade payables			65	139
Short-term debt	11		438	211
Current portion of long-term debt	12		490	156
Unrealized loss from cross-currency interest rate swaps	14		97	5
Payroll, profit sharing and related charges			23	23
Taxes on income and other taxes			5	34
Interest attributable to capital payable	17		—	170
Other			34	18

			1,152	756

Non-current
Long-term liabilities
Long-term debt	12		1,159	1,197
Unrealized loss from cross-currency interest rate swaps	14		3	—
Deferred income tax, net	5	(b)	204	349
Accrued liabilities for legal proceedings	15		161	197
Post-retirement benefits	21		26	23

			1,553	1,766

Commitments and contingencies	15

Shareholders’ equity	17
Preferred shares, no par value, 280,000,000 shares authorized, 95,658,964 shares issued and outstanding (2007 - 98,443,055)			953	953
Common shares, no par value, 140,000,000 shares authorized, 105,702,452 shares issued and outstanding			1,053	1,053
Additional paid-in capital	4	(a)(i)	35	35
Treasury shares, at cost, 2007 - 28,900 preferred shares	4	(a)(i)	—	(1)
Appropriated retained earnings			110	110
Unappropriated retained earnings			1,215	1,711
Accumulated other comprehensive income (deficit)
Cumulative translation adjustments			(847)	19
Post-retirement benefits	21		6	3

			2,525	3,883

Total liabilities and shareholders’ equity			5,230	6,405

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Operations

Years Ended December 31

In millions of U.S. dollars, except number of shares

	Note		2008	2007	2006

Net operating revenue
Domestic sales (net of sales taxes: 2008 - US$ 223; 2007 - US$ 226 and 2006 - US$ 222)			721	709	685
Export sales			645	624	632

			1,366	1,333	1,317

Operating costs and expenses
Cost of sales			934	887	813
Selling and marketing			143	138	136
General and administrative			72	64	63
Gain on exchange of assets, net	4	(b)	—	(955)	—
Other, net			17	13	20

			1,166	147	1,032

Operating income			200	1,186	285

Non-operating income (expense)
Financial income	19		149	236	166
Financial expense	19		(227)	(145)	(148)
Foreign exchange gain (loss) and unrealized gain (loss) on swaps and trading securities, net			(593)	214	(4)

			(671)	305	14

Income (loss) before taxes on income and equity in affiliates			(471)	1,491	299

Current income tax expense			(2)	(35)	(25)
Deferred income tax expense on asset exchange gain			—	(327)	—
Deferred income tax (expense) benefit			200	(21)	21

	5	(a)	198	(383)	(4)

Income (loss) before equity in affiliates			(273)	1,108	295

Equity in earnings (losses) of affiliates	9		(132)	113	77

Net income (loss)			(405)	1,221	372

Votorantim Celulose e Papel S.A.

Consolidated Statements of Operations Years Ended December 31 In millions of U.S. dollars, except number of shares	(continued)

	Note		2008	2007	2006

Net income applicable to preferred shares			—	618	188
Net income (loss) applicable to common shares			(405)	603	184

Net income (loss)			(405)	1,221	372

Basic and diluted earnings (loss) - in U.S. dollars	2	(l)
Per preferred share or ADS			—	6.28	1.97
Per common share			(3.83)	5.71	1.79

Weighted average number of shares outstanding (thousand)
Preferred			96,888	98,444	92,240
Common			105,702	105,702	105,702

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows

Years Ended December 31

In millions of U.S. dollars

	Note		2008	2007	2006

Cash flows from operating activities
Net income (loss)			(405)	1,221	372
Adjustments to reconcile net income (loss) to cash from operations
Depreciation and depletion			160	143	193
Loss on disposal of property, plant and equipment			21	10	14
Gain on sale of investments	4	(a)/4(d)	—	(65)	—
Gain on exchange of assets, net of deferred tax of (US$ 338)	4	(b)	—	(651)	—
Foreign exchange and unrealized swap and trading securities (gains) losses, net			593	(214)	4
Deferred income tax			(200)	21	(21)
Equity in losses (earnings) of affiliates			132	(113)	(77)
Interest attributable to capital and dividends received			27	23	15
Other			88	23	—
Decrease (increase) in assets
Trade accounts receivable			14	36	6
Inventories			(7)	13	(19)
Other assets			18	(95)	(89)
Decrease in liabilities			(53)	(19)	(16)

Net cash provided by operating activities			388	333	382

Cash flows from investing activities
Available for sale securities
Purchase			(7)	(823)	(431)
Proceeds from sale and maturities			193	1,078	602
Trading securities, net			(43)	—	—
Sale of an interest in an affiliate	4	(a)	42	93	—
Acquisition of an interest in an affiliate	4	(a)	—	—	(36)
Acquisition of property, plant and equipment			(692)	(477)	(248)
Exchange of cash and cash equivalents assets			—	(16)	—

Net cash used in investing activities			(507)	(145)	(113)

Cash flows from financing activities
Short-term debt
Borrowings			936	622	603
Repayments			(433)	(709)	(441)
Long-term debt
Third parties
Issuance			50	382	134
Repayments			(37)	(240)	(299)
Related parties
Issuance			21	12	45
Repayments			(51)	(44)	(56)
Treasury shares
Acquisition and CMT extra-judicial agreement	4	(a)(i)	(182)	—	—
Sale			—	—	18
Interest attributable to capital and dividends paid			(188)	(136)	(111)

Net cash provided by (used in) financing activities			116	(113)	(107)

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flows Years Ended December 31 In millions of U.S. dollars	(continued)

	Note		2008	2007	2006

Effect of exchange rate changes on cash and cash equivalents			(282)	85	(18)

Net (decrease) increase in cash and cash equivalents			(285)	160	144

Cash and cash equivalents at beginning of year			565	405	261

Cash and cash equivalents at end of year			280	565	405

Supplemental cash flow information
Cash paid during the year for
Income tax			1	—	14
Interest			91	110	98

Supplemental non cash flow information
Income tax offset with tax credits			33	46	12
Issue of shares upon acquisition of an interest in an affiliate	4	(a)	—	—	168
Asset exchange	4	(b)
Assets received (fair value)			—	1,498	—
Assets provided (book value)			—	509	—

The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in

Shareholders’ Equity

In millions of U.S. dollars, except number of shares

	2008	2007	2006

Preferred shares
At beginning of year	953	953	785
Capital increase	—	—	168

At end of year	953	953	953

Common shares
At beginning and end of year	1,053	1,053	1,053

At end of year	1,053	1,053	1,053

Additional paid-in-capital
At beginning of year	35	35	29
Gain on sale of treasury shares	—	—	6
Put option exercised by CMT (Note 4(a)(i))	(44)	—	—
Shares retired (Note 4(a)(i))	44	—	—

At end of year	35	35	35

Treasury shares
At beginning of year	(1)	(1)	(13)
Preferred shares sold (2008 - 28,900; 2007 - 3,098; 2006 - 1,049,502)	1	—	12
Put option exercised by CMT (Note 4(a)(i))	(50)	—	—
Shares retired (Note 4(a)(i))	50	—	—

At end of year	—	(1)	(1)

Appropriated retained earnings
At beginning of year	110	86	72
Transferred from unappropriated retained earnings	—	24	14

At end of year	110	110	86

Unappropriated retained earnings
At beginning of year	1,711	694	487
Net income (loss)	(405)	1,221	372
Transferred to appropriated retained earnings	—	(24)	(14)
Shares retired (Note 4(a)(i))	(94)	—	—
Reversal of dividends expired	3	—	—
Dividends and interest attributed to capital
Preferred	—	(91)	(76)
Common	—	(89)	(75)

At end of year	1,215	1,711	694

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders’ Equity In millions of U.S. dollars, except number of shares	(continued)

	2008	2007	2006

Cumulative translation adjustments
At beginning of year	19	(545)	(687)
Gain (loss) for the year	(866)	564	142

At end of year	(847)	19	(545)

Post-retirement benefits
At beginning of year	3	—	—
Provision for the year	3	3	—

At end of year	6	3	—

Net unrealized gains on available for sale securities
At beginning of year	—	—	11
Realized (transferred to results of operations)	—	—	(11)

At end of year	—	—	—

Shareholders’ equity at end of year	2,525	3,883	2,275

Comprehensive income (loss)
Net income (loss)	(405)	1,221	372
Translation adjustments	(866)	564	142
Post-retirement benefits	3	3	—

Comprehensive income (loss)	(1,268)	1,788	514

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

In 2009, the shareholders agreed to postpone the Company’s planned project, and initial environmental licensing process, to install a pulp plant in the State of Rio Grande do Sul due to the current global economy crisis.

On March 30, 2009 the Company’s new production unit located in the city of Três Lagoas, Mato Grosso, became operational and is programmed to reach full capacity in four years.

On February 1, 2007 VCP and International Paper Investments (Holland) B.V. (“International Paper”) exchanged industrial and forestry assets whereby VCP provided a pulp and paper plant and timberlands and received land, forests and a pulp mill under development (Note 4(b)). On June 25, 2007, VCP paid US$ 34 to International Paper for closing adjustments (Note 4(b)). The transaction was treated as a non cash exchange of assets for accounting and tax purposes and generated no immediate tax consequences in the companies’ operating environment.

On September 3, 2007, the Company contributed a portion of its Jacareí mill assets in exchange for a 40% interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. (“Ahlstrom VCP”). Ahlstrom Corporation (“Ahlstrom”), contributed US$ 124 in cash in exchange for its 60% interest. On August 29, 2008 the remaining 40% equity interest was sold to Ahlstrom for US$ 42 (Note 4(d)).

Our preferred shares are traded on the Brazilian Stock Exchange under the symbol “VCPA4.” Our American Depositary Shares (“ADS”) are traded on the New York Stock Exchange under the symbol “VCP”. Each ADS represents one of our preferred shares.

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

We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. Our affiliates located outside Brazil have the U.S. dollar as their functional currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) 52, “Foreign Currency Translation” issued by the Financial Accounting Standards Board (“FASB”). Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2008 - US$ 1.00 : R$ 2.3370 - December 31, 2007 - US$ 1.00 : R$ 1.7713; December 31, 2006 - US$ 1.00 : R$ 2.1380).

Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the year. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account - “CTA” in shareholders’ equity.

(c)	Principles of consolidation

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries. The more significant subsidiaries are the following: Normus Empreendimentos e Participações Ltda. (“Normus”), Newark Financial Inc. (“Newark”), VCP North America Inc., VCP Trading N.V., VCP Overseas Holding KFT and VCP-MS Celulose Sul Mato-Grossense Ltda. (“VCP-MS”) all of which are wholly owned. All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

We own 28.0% of the common voting shares, which represent 12.35% of the total share capital, of Aracruz Celulose S.A. (“Aracruz”), which we acquired in 2001. At December 31, 2008, the quoted market value of our 127,506,457 Aracruz common shares was US$ 217 compared to US$ 1,150 at December 31, 2007 against a carrying value of the investment including goodwill of US$ 135 and the deferred tax asset on impairment of Aracruz investment (Note 5(b)) of US$ 46. The Aracruz common share quoted price at December 31, 2008 was R$ 3.98 and R$ 5.60 on January 19, 2009, equivalent to US$ 1.70 and US$ 2.40.

On January 20, 2009, VCP management announced that it had concluded negotiations with members of the Lorentzen, Moreira Salles and Almeida Braga families (the “Families”) for VCP to acquire 127,506,457 common shares issued by Aracruz, representing approximately 28.03% of the voting capital of Aracruz. The transaction closed on January 21, 2009. The purchase price of R$ 2,710 million is to be paid in six tranches (Note 4(e)).

On January 20, 2009, Aracruz management announced that it had reached an agreement with 80% of the banks party to derivative transactions which had caused Aracruz to record significant losses during 2008 (Note 22).

We own 50% of the voting and total shares of Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and of Voto - Votorantim Overseas Trading Operations IV Limited. (“VOTO IV”). From September 2007 to August 2008, we also owned 40% of the voting and total shares of Ahlstrom VCP. These investees, which are incorporated in Brazil, are accounted for using the equity method.

On March 31, 2005, via a 50% owned joint venture Ripasa Participações S.A. (“Ripar”), Ripar acquired a 46.06% interest in the total capital and 77.59% interest in the voting capital of Ripasa, a Brazilian pulp and paper producer (Note 4(a)). On May 24, 2006, Ripasa’s minority preferred non-voting shareholders exchanged their interests in Ripasa for shares in the joint venture partners of Ripar (Note 4(a)) which, among other things, resulted in VCP indirectly owning 50% of Ripasa, via Ripar. Subsequently Ripar was dissolved and its assets were distributed to VCP and Suzano, in equal parts (Note 4(a)). On July 4, 2006, the joint venture partners paid US$ 71 to a group of Ripasa’s minority preferred non-voting shareholders. We accounted for our equity interest in Ripasa using financial information with a one month lag. through August 31, 2008. Effective September 1, 2008 Ripasa was transformed into a cost and production sharing unit, know as Consórcio Paulista de Papel e Celulose (“Conpacel or “Consortium”), wherein VCP has an undivided 50% interest in the assets liabilities and operations of the Consortium (Note 4(a)(v)). Subsequently, the one month lag was eliminated and we recorded equity in earnings based on August 31, 2008. From September 1, 2008, we started to recognize our 50% interest in the Consortium’s operations and no longer applied the equity method. Upon derecognizing the investment in the affiliate and recording our share in its net assets, investments in affiliates were reduced by US$ 441 and fixed assets and other assets increased by US$ 677. During the period it was treated as an equity investment, sales to third parties by Ripasa were made through its joint venture partners; similarly, the Consortium does not make sales directly to third parties. From the date of the Consortium’s formation through December 31, 2008, the Company recorded cost of sales of US$ 2 on sales of products it received from the Consortium.

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

We considered SFAS 143 “Accounting for Asset Retirement Obligations” in determining whether to record an asset retirement obligation for property, plant and equipment and have concluded that no such adjustment was required as we have no retirement obligation for which there are existing legal obligations and that obligation is unavoidable. The Company does not have any long-lived asset that it expects to abandon, or dispose of that would require an asset retirement obligation provision.

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

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation no. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. The adoption of FIN 48 had no effect on the financial information or disclosures (Note 20).

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

Annually, the Company considers the provisions of FIN 45 and EITF 00-21 “Revenue Arrangements with Multiple Deliverables” in accounting for the vendor program. Guarantee income from these arrangements are not significant and although EITF 00-21 was considered in the determination of how to account for a possible multiple deliverables, these were considered not to be material. The Company’s historical analysis indicates that the fair value of the guarantees is insignificant as the Company has not incurred significant losses in the past. The Company recognizes revenue for each of the elements of the sale of the products when the customer takes delivery.

(k)	Comprehensive income

We report comprehensive income in accordance with SFAS 130, “Reporting Comprehensive Income”, and have elected to present this in the Statement of changes in shareholders’ equity. In our case, comprehensive income comprises the results of our operations, the translation adjustments included in the CTA component of shareholders’ equity, the changes in the fair value of available for sale securities and the post-retirement benefits.

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

In September 2006, the FASB issued SFAS 157 - “Fair value measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The adoption of SFAS 157 did not generate a material impact on the Company’s financial position, except for certain required disclosures about fair value measurements (Note 14).

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS No. 115”. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not generate a material impact on the Company’s financial position, as it did not elect to adopt the fair value option for any of its financial assets or liabilities at January 1, 2008.

On September 12, 2008, the FASB issued an FASB Staff Position (FSP) that introduces new disclosure requirements for credit derivatives and guarantees and clarifies the effective date of SFAS 161, “Disclosures about Derivative Instruments and Hedging Activities”. The new disclosure requirements are designed to result in similar disclosures for financial instruments with similar risks and rewards relating to credit risk, regardless of their legal form. For some companies, the additional disclosures may be significant, particularly given the increased use in recent years of credit default swaps to manage and gain exposure to particular credit risks. This FSP is effective for fiscal years, and interim periods within those fiscal years, ending after December 15, 2008. The adoption of this FSP did not generate a material impact on the Company’s financial disclosures.

(b)	Accounting pronouncements not yet adopted

In December 2007, the FASB issued SFAS 141 (revised 2007), “Business Combination”, which replaces SFAS 141, (issued 2001) Business Combinations. This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement’s scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The result of applying SFAS 141’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements”. The Company is currently assessing the impact of this statement on its consolidated financial statements and will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related SFAS 141(R). This Statement will be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements will be applied retrospectively for all periods presented.

In March 2008, the FASB issued FASB SFAS161, “Disclosures about Derivative Instruments and Hedging Activities”. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently assessing the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company’s consolidated financial statement.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board - PCAOB amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company is currently assessing the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company’s consolidated financial statement.

4	Acquisition or Sale of Affiliates

(a)	Ripasa

(i)	Acquisition

On November 10, 2004 we signed an agreement to acquire an interest in Ripasa with its principal shareholder group through a venture we formed with Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”). On March 31, 2005 VCP and Suzano each contributed US$ 275 as capital and formed Ripasa Participações S.A. (“Ripar”) in exchange for equal shareholder rights and responsibilities in that entity, including direct and indirect control in the capital of Ripasa. Ripar then acquired 77.59% of the common shares and additional preferred shares that, in the aggregate, totaled 46.06% of the total capital stock of Ripasa for the Reais equivalent, at that date, of US$ 550.

Pursuant to the November 10, 2004 agreement, VCP and Suzano also had a call option to acquire from the former principal shareholder of Ripasa (formerly ZDZ Participações e Administração S.A., now CMT Empreendimentos e Administração S.A. or “CMT”) additional common shares representing 22.41% of the voting common shares and additional preferred shares that, in the aggregate, totaled 13.45% of the total capital of Ripasa.

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

On June 5, 2008, the CVM Board authorized the acquisition of the shares contemplated in the Option of Purchase and Sale Agreement at their then current market value without specific reference to the payment of the amount under the transaction. On June 10, 2008, VCP and Suzano each acquired its own shares from CMT at the then current market value of the shares for US$ 94, which was recorded directly in shareholders’ equity, under Treasury shares and as Additional paid-in capital, and executed an extra-judicial agreement with CMT, for the payment of US$ 88, recorded under Financial expenses, in consideration for CMT’s waiver for any rights against VCP in regards to the acquisition of the above mentioned shares and the Option Agreement. The payment of the above mentioned amounts concluded the transfer of the aforementioned shares and the transaction, with mutual acquittal of the parties in regards to the exercise of the put option in regards to such shares.

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

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

There are 340,048 outstanding preferred shares that remain under the Option of Purchase and Sale Agreement, encumbered and unavailable for the exercise of the option thereunder. At December 31, 2008, their contractually stipulated acquisition cost would be the Reais equivalent of US$ 17. However, until such time as the restrictions on sale of these shares by CMT are lifted (item (iii) below), the Company believes the fair value of its obligation to meet the put option is insignificant. Accordingly, no liability has been recorded in VCP’s financial statements with respect to the option related to these shares.

(ii)	Restructuring

On July 20, 2005 the Boards of Directors of VCP, Suzano and Ripasa approved the Protocol and Justification of Share Merger and Distribution (“Protocol”) document that would allow CMT, representing 13.45% of Ripasa’s total capital, and the remaining minority preferred shareholders of Ripasa, representing 40.49% of its total capital, to exchange their common and preferred shares for shares of VCP and Suzano, in equal parts. The restructuring plan involved two phases: (i) the merger of Ripasa into Ripar and (ii) the distribution of assets to VCP and Suzano, in equal parts. Upon completion of the proposed restructuring, Ripasa’s minority shareholders would become shareholders in VCP and Suzano, in accordance with the Protocol. However, certain minority shareholders subsequently filed a lawsuit seeking to suspend the restructuring plan.

On April 20, 2006, VCP and Suzano entered into a judicial agreement to pay the alleged damages, settle the judicial action and implement the restructuring. The agreement required the payment of an additional amount for each of the preferred shares held by all minority shareholders.

On May 24, 2006, the shareholders of VCP, Suzano, Ripasa and Ripar approved the restructuring that allowed all of Ripasa’s minority common and preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares pursuant to a new Protocol executed on May 5, 2006. VCP issued 12,532,009 preferred shares, with no par value, to all of the former Ripasa shareholders for the purchase of its portion of the remaining outstanding Ripasa common and preferred shares. As a result, VCP’s preferred share capital was increased by US$ 168 to US$ 953, determined based on the share’s quoted market price at that date. Suzano, simultaneously, issued its own preferred shares to all of the former Ripasa shareholders in a similar aggregate value.

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

In the event the restrictions on sale are lifted and the option becomes exercisable, VCP will record the fair value of its shares acquired directly in Additional paid-in capital in shareholders’ equity and the difference in earnings of the period in which the restrictions are lifted.

(iv)	Disposition of non-core assets

VCP and Suzano jointly determined that Ripasa’s core business is the Americana pulp and paper mill and all other non-core assets should be disposed. During 2007, the following non-core asset dispositions occurred: (i) Embu - on February 15, 2007 VCP signed an agreement to sell VCP’s interest in the Ripasa unit located in Embu, state of Sao Paulo, to Suzano. This transaction was concluded on March 30, 2007 at which time Suzano disbursed US$ 20 to VCP. This operation generated a loss of US$ 12 including the write-off of goodwill; and (ii) Cubatão and Limeira - on August 1, 2007 VCP and Suzano signed an agreement to sell these units, located in Cubatão and Limeira, state of São Paulo, to a third party. The transaction was concluded on November 1, 2007 at which time VCP and Suzano each received US$ 32. This operation generated a loss of US$ 4 including the write-off of goodwill.

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

On September 19, 2006, VCP entered into an Exchange Agreement with International Paper to exchange industrial and forestry assets between the two entities. On February 1, 2007 VCP and International Paper consummated a non-cash agreement to exchange industrial and forestry assets between the two entities. As a consequence, VCP transferred to International Paper its pulp and paper plant located in Luiz Antonio (state of São Paulo) and the plant’s related timberlands. International Paper in turn, transferred to VCP assets used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project with a fair value of US$ 1,150, located in Três Lagoas (state of Mato Grosso do Sul). The assets received by VCP are held by its wholly-owned subsidiary VCP-MS.

As a result of this operation VCP recorded an initial gain on exchange of assets of US$ 989 in the statement of operations and a corresponding deferred income tax liability of US$ 344. The deferred tax liability was recorded in recognition that this non cash gain is a temporary difference under US GAAP. Pursuant to APB 29 “Accounting for Nonmonetary Transactions”, the fair value of the assets surrendered was used when measuring the cost of an exchange transaction in order to determine the gain or loss to be recognized. The assets surrendered comprised an operating pulp and paper plant for which an appraisal was not readily available. The Company believes the fair value of the net assets acquired was more clearly evident than the fair value of the asset surrendered as the fair value of the assets received were substantially represented by cash based heavily on the liquid assets received (escrow deposit).

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

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The net assets provided to International Paper, at book value, and the net assets received from International Paper, at fair value, are summarized below:

	Net assets provided	Net assets received
	(Book value)	(Fair value)

Current assets	118	62
Non-current assets	7	6
Property, plant and equipment, net	406	1,527

Total assets	531	1,595

Liabilities	(22)	(97)

Total shareholders’ equity	509	1,498

Gain on exchange of assets (pre-tax)		989

International Paper’s subsidiary owned land, 15-year mature timberlands and environmental permits (issued by the Brazilian authorities based on an existing construction project), that allow the construction of a pulp mill in Três Lagoas. International Paper also transferred to its subsidiary (now denominated VCP-MS), cash of US$ 1,200 which was placed, pursuant to VCP-MS instructions, in trust to restrict its use only to the construction of the turnkey pulp mill. Pursuant an amendment to the agreement all financial income accruing from the funds in trust will be applied, exclusively, to the project under construction. Financial income accrued and recorded by VCP was US$ 32 and US$ 124 for the years ended December 31, 2008 and 2007, respectively.

A third party, Pöyry Engenharia (“Pöyry”), was contracted in 2006 by International Paper’s subsidiary (now VCP-MS) as a project manager for the pulp mill construction. Pöyry will manage subcontractors and acquire the equipment and other supplies in order to place the plant in operation. The Três Lagoas project became operational on March 30, 2009. Pöyry will earn a management fee and will bear the construction risks and will be entitled to any surpluses or be responsible for shortfalls.

During 2007 VCP-MS modified the technical specifications of the original project for the construction of the pulp plant. The modifications resulted in an increase in the plant’s initial annual production capacity from 1,000,000 to 1,300,000 tons of bleached eucalyptus pulp. As a result of these modifications, VCP-MS and its factory supplier agreed to price adjustments to the original contracted price.

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

On March 6, 2007, VCP signed an agreement to sell its Mogi das Cruzes production unit for US$ 27. In 2006 the Mogi das Cruzes unit generated net revenues of US$ 30, representing approximately 2% of VCP’s total net revenues. On April 2, 2007, the Company transferred to a new entity, Mogi das Cruzes Indústria de Papel Ltda., the net assets of its paper mill and the sale was concluded at May 1, 2007, generating a gain of US$ 9 recorded as Other operating (income) expenses, net.

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

•

July 5, 2009 - R$ 500 million, of which R$ 400 million will be paid in cash, and the balance of R$ 100 million to be credited in favor of the Families for private subscription of VCP preferred shares at a price of R$ 19.00 per share.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

•	January 5, 2010 - R$ 500 million to be paid in cash.

•	July 5, 2010 - R$ 500 million to be paid in cash.

•	January 5, 2011 - R$ 410 million to be paid in cash.

•	July 5, 2011 - R$ 300 million to be paid in cash.

The shareholders’ agreement executed by the Families and Messrs. Joseph Yacoub Safra and Moise Yacoub Safra (“Safra”) in relation to their investments in Aracruz provided that: neither party may take any action or omit to take any action which results in the extension or renewal of the existing Shareholders’ Agreement, and after May 11, 2008: (a) the sale by either party shall be subject to rights of first refusal by the other party and to tag-along rights, and, (b) in the event of a sale by either of them to a third party, the purchaser must adhere to the provisions of the agreement (same price and conditions).

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

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(a)	Income tax analysis

The statutory rate applied to income before taxes is reconciled to income tax expense (benefit), as follows:

	2008	2007	2006

Income (loss) before taxes on income	(471)	1,491	299

Income tax benefit (expense) at statutory tax rate - 34%	160	(507)	(102)

Reconciliation of statutory to effective rate
Benefit from interest attributable to capital	—	56	51
Equity in earnings (losses) of affiliates	(45)	39	26
Differences in foreign income tax rate	67	23	24
Other permanent differences	16	6	(3)

Income tax (expense) benefit	198	(383)	(4)

(b)	Analysis of deferred tax balances

	December 31,
	2008	2007

Deferred tax assets
Temporary differences	127	38
Tax loss carryforwards	104	47
Tax effects on impairment of Aracruz investment	46	46
US GAAP adjustments and others	14	2

Total deferred tax assets	291	133

Less: current portion	(43)	(5)

Total deferred tax assets non-current portion	248	128

Deferred tax liabilities
US GAAP adjustments
Gain on exchange of assets (Note 4(b))	(293)	(386)
Tax effect on fair value of asset exchange (Note 4(b))	(63)	(83)
Other	(96)	(8)

Total deferred tax liabilities	(452)	(477)

Net deferred tax liabilities non-current portion	(204)	(349)

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

A new cost basis for our off-shore holding company, Newark’s, carrying value of its investment in Aracruz (which uses the U.S. dollar as its functional currency) was determined based on the market price of US$ 18.56 for the Aracruz ADS on December 31, 2002, and an impairment charge of US$ 136 (gross of deferred income tax effects of US$ 46) was recorded directly to income (Equity loss of investee). The deferred tax effect is included in Deferred income tax benefit (expense). At December 31, 2008, Aracruz ADS traded at US$ 11.28; each ADS represents 10 Aracruz preferred class B shares.

6	Available for Sale Securities

	2008	2007

Denominated in Reais
Credit linked notes	—	176

Total	—	176

Securities were adjusted to their fair values and the difference between the carrying amounts of the securities at the date of transfer and their fair value as of such date was recognized, net of the related tax effects, in Net unrealized gains (losses) on available for sale securities directly in shareholders’ equity.

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

8	Inventories

	2008	2007

Finished products	89	105
Work in process	14	7
Raw materials and supplies	83	71
Imports in transit and other	7	3

	193	186

9	Investment in Significant Affiliated

Companies and Goodwill, Other

	2008	2007
Investment and goodwill in affiliated Companies
Aracruz	135	314
Ripasa (Note 4(a))	—	646
Ahlstrom VCP	—	39
Other	22	10

	157	1,009

Goodwill, other (Note 9(b))	132	—

	132	—

The Aracruz investment account balance was determined as follows:

	2008	2007

Aracruz US GAAP shareholders’ equity	938	2,387
Participation in total equity (common and preferred) - %	12.35	12.35

Investment account	116	295
Goodwill	19	19

Investment and goodwill	135	314

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

	2008	2007	2006

Equity in earnings (losses)
Aracruz	(153)	52	56
Ripasa (through August 31, 2008)	20	15	19
Capital gain on sale of investments (Note 4(d))	—	48	—
Ahlstrom VCP	—	1	—
Other	1	(3)	2

	(132)	113	77

(a)	Aracruz

The Company accounts for its investment in Aracruz using the equity method of accounting. At December 31, 2008 the Company’s investment in Aracruz amounted to US$ 135, included in the investment balance is unamortized goodwill of US$ 19. In 2008, the Company recorded a loss for its share in the equity losses for this investee of US$ 153 (gains of US$ 52 in 2007 and US$ 56 in 2006). Aracruz uses the U.S. dollar as its functional currency.

VCP provides no guarantees to Aracruz and is not liable for amounts due to Aracruz creditors. VCP’s equity at risk is limited to its investment in Aracruz. For statutory purposes in Brazil and under Brazilian GAAP, VCP accounts for its investment in Aracruz on the proportional consolidation method. VCP has certain financial covenants that are based on Brazilian GAAP (Note 12(i)).

Subsequent to the balance sheet date the Company acquired an additional interest in Aracruz, which concluded the renegotiation of certain outstanding loans with its creditors (Note 4(e)).

(b)	Ripasa

The Company accounted for its investment in Ripasa using the equity method of accounting until August 31, 2008. Beginning September 1, 2008, we started to recognize our 50% interest in the Consortium’s operations (which basically operates in our paper segment) and no longer applied the equity method. The related goodwill is disclosed separately as “Other goodwill” at December 31, 2008 of US$ 132.

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

Aracruz and Ripasa’s December 31 condensed balance sheets and condensed statements of operations for the three years ended December 31, 2008 are as follows:

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

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	50% interest recorded based on the equity method until August 31, 2008, thereafter the consortium’s started to operate and the results of the production sharing unit were then recorded on a line by-line basis directly in VCP’s statement of operations.

10	Property, Plant and Equipment

	2008	2007

Land	464	482
Buildings	183	183
Machinery, equipment and installations	1,494	1,250
Forests	738	706
Other	201	326

Construction in progress
VCP-MS (Note 4(b))	1,396	1,285
Other	76	279

	4,552	4,511
Accumulated depreciation and depletion	(686)	(595)

	3,866	3,916

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

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

12	Long-term Debt

	Interest rate December 31, 2008	2008	2007

Third parties
In U.S. dollars
Export credits (prepayment)	LIBOR + 1.30%	1,040	848
Export credits (prepayment)	6.05%	25	—
Fixed rate notes	2.15%	50	50
Leasing agreements	LIBOR + 1%	16	—
Import notes	LIBOR + 3%	8	—

In Reais
Export credit notes	94% of CDI	113	30
Leasing agreements	101% of CDI	22	—

Total third parties		1,274	928

Related parties
In U.S. dollars
VOTO III loan	7.88%	54	43
VOTO IV loan	7.75%	201	201

In Reais
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES
TJLP	TJLP + 3.68%	102	159
UMBNDES	UMBNDES + 3.8%	18	22

Total related parties		375	425

Total debt		1,649	1,353
Less: current portion		(490)	(156)

Long-term portion		1,159	1,197

•	LIBOR (London Interbank Offered Rate) at December 31, 2008 was 1.75% p.a. (2007 - 4.60%).

•	TJLP (“Taxa de juros de longo prazo”), a long-term interest rate fixed quarterly by the Brazilian Central Bank. At December 31, 2008, the TJLP was 6.50% p.a. (2007 - 6.25%).

•	The UMBNDES is a weighted average rate based on the exchange rates in a basket of currencies, predominantly U.S. dollars, held by BNDES.

•	CDI (Interbank Deposit Certificate) at December 31, 2008 was 13.6% p.a. (2007 - 11.11%).

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

In January 2004, Votorantim Participações S.A. (“VPAR”), our ultimate controlling shareholder, formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% Bonds due 2014 in the international market. We received 15% of the total amount originally issued US$ 45, and are the guarantors for this amount.

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

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

13	Related Parties

Balances and transactions with related parties are as follows:

	Nature and business purpose of transactions	2008	2007

Cash, cash equivalents and available for sale	Surplus cash funds invested with Banco Votorantim S.A.	40	34

Unrealized losses from cross-currency interest rate swaps	Arising from swap contract transactions in which the Banco Votorantim S.A. acts as counter-party	(7)	—

Long-term loans	Loans from related parties
Votorantim Group
VOTO III		54	43
VOTO IV		201	201
BNDES and its subsidiary BNDESpar (shareholder)		120	181

Trade payables from related parties	Purchases of wood, pulp and paper
Ripasa		—	67
Asapir		5	—

Revenue, income and expenses from transactions with related parties were as follows:

	2008	2007	2006

Purchases from Ripasa (*)	180	213	75
Purchases from Votener Votorantim Comercializadora de Energia Ltda.	15	9	6
Purchases from TIVIT Tecnologia da Informação S.A.	6	8	4
Financial income	28	34	70
Financial expenses	181	4	73

(*)	Through August 31, 2008; effective September 1, 2008 Ripasa is operating as a consortium (Note 9(b)).

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

The majority of the Company’s sales revenue is denominated in U.S. dollars while more than half of its costs are incurred in Reais. The Company’s foreign currency risk management strategy permits it to use derivative instruments to protect against foreign exchange rate volatility.

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

The Company’s policy for derivatives aligns the maturity dates of the foreign currency financing obligations with the foreign exchange free cash flows, and is intended to hedge the Company’s cash against fluctuations in foreign exchange and interest rate movements. The Chief Financial Officer is responsible for managing derivatives by identifying exposures and correlations among different risk factors that are involved in the Company’s business.

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

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(ii)	A conventional swap in which the Company receives the CDI rate and pays U.S. dollar (Call’s NCE) with a notional amount of US$ 50. This swap was contracted to reduce the loan cost and to match cash outflow. This swap is subjected to four call options through February 2009, with an average strike price of US$ 1.9. As of December 31, 2008, the fair value payable is US$ 32.

(iii)	A conventional swap in which the Company receives U.S. dollars and pays CDI rate with a notional amount of US$ 100 and maturity in November 2009. This swap was contracted to mitigate risks from fluctuations on the short-term loans denominated in foreign currency. As of December 31, 2008, the fair value receivable is US$ 2.

(iv)	A conventional swap in which the Company receives U.S. dollars plus interest plus 300% of the CDI and pays 100% of the CDI, with a notional amount of US$ 6 and maturity in January 2009. This swap was contracted to mitigate risks from the short-term loans denominated in foreign currency. As of December 31, 2008, the fair value receivable is nil.

(v)	A swap in which the Company receives LIBOR plus interest and pays 99.7% of the CDI, with a notional amount of US$ 50 and maturity on March 29, 2010. This swap was contracted to mitigate risks from the export credit agreements. As of December 31, 2008, the fair value receivable is US$ 3.

(vi)	Sale of Non-Deliverable Forwards (“NDF”) from over-the counter transactions without physical delivery. NDFs relate to a future purchase and/or sale of a fixed currency amount, without initial disbursement, based on a notional amount and a strike price. The notional amount is US$ 24 and the maturity date is January 2010. At the maturity date the result will be the difference between the contracted rate and the maturity date rate, multiplied by the notional amount. As of December 31, 2008 (no similar operations in 2007), the sale average strike is US$ 1.94 and the purchase average strike is US$ 2.24 and, the fair value liability is US$ 8.

(vii)	Swaps and Target Forwards (“TARN”) are over-the counter transactions without initial disbursement. The notional amount is US$ 126 and the maturity date is January 2010. If at the maturity date, the exchange rate is be below the strike price, the Company will receive the difference between these rates multiplied by the notional amount, limited to a contracted gain, which if reach at each maturity date will cancel all the subsequent maturities (“Knock out”). However, if the exchange rate at maturity is above the strike price, the Company will pay the difference between these rates multiplied by the double the notional amount. As of December 31, 2008 (no similar operations in 2007), the average strike is US$ 1.75 and the fair value liability is US$ 68.

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

•

Level I - quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

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

•

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

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

		December 31, 2008
			Fair value at the reporting date			Year ended December 31, 2008
	Notional amount	Carrying amount	Level I	Level II	Level III
Unrealized gain (loss) from cross- currency interest rate swaps, TARN and NDF
TARN	126	(68)	—	(68)	—	(100)
NDF	24	(8)	—	(8)	—	(64)
CDI x US$ (Call’s NCE)	50	(32)	—	(32)	—	(57)
LIBOR x CDI	50	3	—	3	—	31
Yen x US$	45	3	—	3	—	6
US$ x CDI	100	2	—	2	—	2
US$ /CDI x CDI	6	—	—	—	—	—

		December 31, 2007
			Fair value at the reporting date			Year ended December 31, 2007
	Notional amount	Carrying amount	Level I	Level II	Level III
Unrealized gain from cross currency interest rate swaps Yen x US$	45	(5)	—	(5)	—	17

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

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The fair value of other financial instruments and investments are disclosed at the following table:

	December 31, 2008
		Fair value at the reporting date
	Carrying amount	Level I	Level II	Level III

Cash and cash equivalents	280	—	280	—
Trading securities	43	—	43	—
Investment in Aracruz	135	217	—	—
Short-term debt, including current portion from long-term debt	928	—	856	—
Long-term debt	1,159	—	1,114	—

	December 31, 2007
		Fair value at the reporting date
	Carrying amount	Level I	Level II	Level III

Cash and cash equivalents	565	—	565	—
Available-for-sale securities	176	—	176	—
Investment in Aracruz	314	1,150	—	—
Short-term debt, including current portion from long-term debt	367	—	367	—
Long-term debt	1,197	—	1,213	—

15	Commitments and Contingencies

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

	2008		2007
	Deposits	Provisions	Deposits	Provisions

Tax-related	127	135	150	173
Labor-related	3	20	8	15
Civil-related	—	6	—	9

	130	161	158	197

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

The transactions in our provision account were as follows:

	2008	2007	2006

At beginning of year	197	152	172
Provisions for new legal proceedings	—	21	11
Reversal	(8)	—	(47)
Consortium - Conpacel	16	—	—
Translation adjustment	(44)	24	16

At end of year	161	197	152

(a)	Tax-related

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

	2008	2007	2006

Net operating revenue - Brazilian GAAP
Pulp	771	653	520
Paper	602	691	803

Reconciling item to US GAAP
Pulp	(2)	(2)	(1)
Paper	(5)	(9)	(5)

Total net operating revenue - US GAAP	1,366	1,333	1,317

Intersegment sales of pulp to paper segment	18	43	254

Net operating revenue before intersegment sales eliminations - US GAAP	1,384	1,376	1,571

Depreciation and depletion expense - Brazilian GAAP
Pulp	132	136	127
Paper	37	12	68

Reconciling items to US GAAP
Pulp	(8)	(4)	(2)
Paper	(1)	(1)	—

Depreciation and depletion expense - US GAAP	160	143	193

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

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

These differences are reconciled as follows:

	2008	2007	2006
Segment operating income - Brazilian GAAP
Pulp	145	143	200
Paper	65	103	124

Operating income under Brazilian GAAP	210	246	324

Reconciling items to US GAAP
Depreciation and amortization expense
Pulp	—	1	2
Paper	—	1	2
Other adjustments
Pulp	(2)	(4)	(21)
Paper	(8)	(13)	(22)

Gain on exchange of assets, net	—	955	—

Total pulp	143	142	181
Total paper	57	89	104
Gain on exchange of assets, net	—	955	—

Operating income - US GAAP	200	1,186	285

Segment assets
Pulp	4,000	3,364	1,332
Paper	597	495	556

Total segment assets per Brazilian GAAP	4,597	3,859	1,888

Reconciling items to US GAAP
Pulp	(560)	50	37
Paper	(171)	7	20

Total pulp	3,440	3,414	1,369
Total paper	426	502	576

Property, plant and equipment - US GAAP	3,866	3,916	1,945

Capital expenditures per Brazilian GAAP
Pulp	634	420	198
Paper	55	51	50

Reconciling items to US GAAP
Capitalized interest - Pulp	3	6	2

Total pulp	637	426	199
Total paper	55	51	49

Capital expenditures - US GAAP	692	477	248

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(b)	Export sales by region

The sales by geographic area are determined based on the location of the customers.

	2008		2007		2006
	Paper	Pulp	Paper	Pulp	Paper	Pulp

Europe	6	359	14	342	54	292
Middle East and Asia	—	183	—	141	5	127
North America	11	57	20	52	57	46
South America, other than Brazil	26	1	54	1	49	—
Africa	—	2	—	—	2	—

	43	602	88	536	167	465

17	Shareholders’ Equity

(a)	Dividends

Our by-laws require that we pay a dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. In accordance with VCP’s dividend policy, VCP is committed to pay dividends and/or interest attributable to capital based on 60% of its “free operating cash flow”. Free operating cash flow is expected to be an amount equal to net income, as adjusted by the sum of (a) non - cash items such as depreciation, amortization, unrealized foreign exchange gains (losses) and equity gain (loss) of affiliate, and (b) net financial income (expense) and income and social contribution taxes effectively paid, and reduced by (c) the sum of changes in working capital required in the business and capital expenditures. The computation is based upon VCP’s financial statements prepared in accordance with Brazilian GAAP.

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

19	Financial Income and Financial Expense

	2008	2007	2006

Financial income
Interest income on cash equivalents	68	27	37
Interest income on Pöyry’s fund (Note 4(b))	32	124	—
Gain on available for sale securities	—	42	62
Reversal of contingency provision (Note 15(a))	8	—	47
Present value adjustment	7	12	16
Other (including taxes)	34	31	4

	149	236	166

Financial expenses
Interest and charges on U.S. dollar debt	67	65	91
CMT payment (Note 4(a)(i))	88	—	—
Interest and charges on real debt	19	14	15
Tax on checking accounts - CPMF	—	12	9
Indexation and interest charges on contingencies	2	20	6
Other	51	34	27

	227	145	148

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

20	Liabilities Associated with Unrecognized

Tax Benefits

The Company adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007. Beginning January 1, 2007, the Company records the financial statement effects of an income tax and social contribution tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstances and information available at the reporting date.

Differences between a tax position taken or expected to be taken in the Company’s tax returns and the amount of benefit recognized and measured in the financial statements result in unrecognized tax benefits, which are recorded in the balance sheet as either a liability for unrecognized tax benefits or reductions to recorded tax assets, as applicable. Interest and penalties are accrued with respect to unrecognized tax benefits in accordance with the legislation of the respective taxing jurisdictions, which are recognized as a component of interest expense.

The adoption of FIN 48 did not have any impact in the Company’s statements of operations and financial position and did not result in a cumulative adjustment to retained earnings upon adoption (Note 2(i)).

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

On January 21, 2009, the Families, owners of Arapar S.A. (“Arapar”) and São Teófilo Representação e Particapações S.A. (“Sao Teófilo”), which hold 6.03% and 6.32%, respectively, of the total capital of Aracruz (equivalent to 28% of the voting capital or 127,506,457 common shares of Aracruz) sold to VCP, for R$ 2,710 million (equivalent to US$ 1,160 at December 31, 2008), their participations in the Arapar and São Teófilo. At an Extraordinary Shareholders Meeting of the Company on February 6, 2009, the shareholders approved a capital increase of up to R$ 4,254 million (equivalent to US$ 1,877, at the exchange rate on February 6, 2009), through the issuance of 62,105,263 common shares and up to 161,789,474 preferred shares at a unit price of R$ 19.00 per share, via a private subscription.

The Shareholders Meeting approved the capital increase subscription to be paid in the following manner:

(i)	Votorantim Investimentos Industriais S.A. (“VID”), shareholder, will exercise its pre-emptive right to subscribe 62,105,263 common shares with a total value of R$ 1,180 million that will be paid via the capitalization of R$ 1,000 million of existing Advances for Capital Increases and the remaining R$ 180 million in cash.

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

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(b)	Shareholder’s agreement with BNDESpar

Upon the conclusion of the aforementioned capital increase, VID and BNDESpar executed a shareholders agreement that contemplated, among others, the following conditions:

(i)	Shares representing 21.04% of the common shares that will be held by BNDESpar after the migration of VCP to the New Market of the São Paulo Stock Exchange - BOVESPA, will be subject to the conditions of the shareholder’s agreement for a period of up to three years from signature and, as a result, BNDESpar and VID will together hold, at a minimum, 50.1% of the voting capital of VCP.

(ii)	Approval of specified matters requires the affirmative vote of Bndespar.

(iii)	Between the fourth and fifth year of the agreement’s term, 10.94% of the common shares held by BNDESpar will be subject to the above conditions and, as of June 2014 all shares held by BNDESpar will no longer be subject to its terms.

(c)	Renegotiation of the debts of Aracruz

On May 13, 2009, Aracruz signed the final contract with the creditor banks to pay amounts owing from the financial derivative transactions in 2008. The principal terms and conditions of this contract ratified the terms previously established in the preliminary contract executed in January 2009.

(d)	Public Offer

Pursuant to the deliberations of an Extraordinary Shareholders Meeting of May 27, 2009, VCP launched on June 1, 2009 a Public Offering, filed with the Comissão de Valores Mobiliários (“CVM”), to acquire 15,507,357 common shares issued by Aracruz (representing approximately 3.41% of the total common shares) for a per share price of R$ 17.00. This price, which is equal to 80% of the price per share paid to each of the Families, will be paid on the same terms and conditions to those accepted by the Families and Safra. The Public Offer will expire on June 30, 2009 and upon its completion all common shares of Aracruz, representing approximately 42.5% of its total capital will be held by VCP and BNDESPar.

(e)	Corporate reorganization and corporate governance

In this regard the following events have occurred:

Votorantim Celulose e Papel S.A.

Notes to the Consolidated Financial Statements

at December 31, 2008 and 2007, and for the

Three Years Ended December 31, 2008

In millions of U.S. dollars, unless otherwise stated

(i)	On May 30, 2009, at an Extraordinary Shareholder Meeting of VCP, the conversion of its preferred shares into common shares at the exchange ratio of 0.91 common shares for one preferred share was ratified and, thereafter, subsequently ratified by a majority of the company’s preferred shareholders at a Special Meeting held on the same day. Preferred shareholders who do not wish to their shares to be converted have a 30 day period that ends on July 2, 2009, to inform the company that they, instead of converting their shares, choose to redeem the shares for the respective book value per share.

(ii)	On June 1, 2009, the Boards of Directors of both Aracruz and VCP unanimously agreed and established the exchange ratio of 0.1347 preferred shares of VCP for one preferred share of Aracruz, based upon among other factors, the reports of the special independent committees of both Aracruz and VCP, that had been previously constituted for this purpose and the previous computation based upon the average of the daily exchange ratios as determined by the daily market prices of the shares of VCP and Aracruz as traded on the stock exchange for the period beginning December 2, 2008 through and including January 16, 2009.

(f)	Merger of Aracruz’s shares by VCP

Within 15 days after the conclusion of the Public Offering a shareholders meeting will be called at both VCP and Aracruz to approve the merger of all Aracruz’s shares by VCP, in accordance with the terms and conditions to be approved by their respective Boards of Directors. At the shareholders meeting of VCP, the acquisition of the control of Aracruz will be ratified pursuant of Brazilian Corporate Law.

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

To conform with Novo Mercado regulations, the VCP’s preferred shares will be converted into common shares. The exchange ratio will be of one preferred share for 0.91 common shares, on the assumption that the BNDESPar will concur with the conversion.

*        *        *