Form 20-F
period 2009-12-31
Fibria Celulose S.A.
filed 2010-04-30
CIK 1110649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2009

Commission file number 1-15018

Fibria Celulose S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Alameda Santos, 1357, 6th floor 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Carlos Augusto Lira Aguiar Chief Executive Officer and Interim Treasury & Investor Relations Officer Phone: (55 11) 2138-4565 Fax: (55 11) 2138-4065 Email: ir@fibria.com.br
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
Common Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one share of Common Stock	New York Stock Exchange

*              Not for trading purposes but only in connection with the registration on the New York Stock Exchange of American Depositary Shares representing those common shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

The number of outstanding shares of each class of stock of Fibria Celulose S.A. as of December 31, 2009:

467,934,646         Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

INTRODUCTION

All references in this annual report to:

•                  “Fibria,” “we,” “our”, “us” and the “Company” are to Fibria Celulose S.A. (formerly Votorantim Celulose e Papel S.A.) and its consolidated subsidiaries (unless the context otherwise requires);

•                  “Votorantim Group” are to the group of companies, including Fibria, controlled by the Ermírio de Moraes family;

•                  “Votorantim Industrial S.A.”, or “VID,” are to our immediate parent company and the holding company of the Votorantim Group; Votorantim Participações S.A. or “VPar” which controls three areas of the Group’s business:  Votorantim Industrial, Votorantim Finance and Votorantim New Businesses, each of them containing one or more business units;

•                  “Aracruz” are to Aracruz Celulose S.A. and its subsidiaries;

•                  “Aracruz mill” are to the Barra do Riacho mill previously owned by Aracruz;

•                  Aracruz Acquisition” are to our acquisition of 100% equity interest in Aracruz as a result of (1) Fibria’s acquisition in the first half of 2009 of (a) Arapar S.A., or Arapar, and São Teófilo Representações e Participações S.A., or São Teófilo, whose sole assets consisted of 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz and (b) 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz from Messrs. Joseph Yacoub Safra and Moises Yacoub Safra, or the Safra Family, (2) the acquisition of 13,828,307 common shares of Aracruz, representing 3.04% of the outstanding common shares of Aracruz and 1.34% of the total share capital of Aracruz, in the mandatory tender offer launched by Fibria that took place on July 1, 2009, (3) the acquisition of 56,880,857 common share of Aracruz from BNDES on May 27, 2009, and (4) the Stock Swap Merger;

•                  “BNDESPar” are to BNDES Participações S.A., a wholly owned subsidiary of BNDES, the Brazilian economic and social development bank owned by the Brazilian federal government;

•                  “Nova” are to Nova HPI Participações Ltda., a company of the Votorantim Group;

•                  the “Ermírio de Moraes family” are to the families of Antonio Ermírio de Moraes, Ermírio Pereira de Moraes, Maria Helena de Moraes Scripilliti and José Ermírio de Moraes (in memoriam);

•                  the “Brazilian government” are to the federal government of the Federative Republic of Brazil and its agencies ;

•                  “Real,” “Reais” or “R$” are to Brazilian Reais, the official currency of Brazil;

•                  “U.S.$,” “Dollars” or “U.S. Dollars” are to United States Dollars;

•                  “ton” and “MT” are to one metric ton (1,000 kilograms). One kilogram equals approximately 2.2 pounds;

•                  “kiloton” are to one thousand metric tons (1,000 tons);

•                  “BEKP” are to bleached eucalyptus kraft pulp;

•                  “ADSs” are to our American Depositary Shares, each representing one of our common shares;

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

•                  “Central Bank” to the Brazilian Central Bank, the monetary authority of Brazil;

•                  “VCP” is to Fibria before the merger of Aracruz;

•                  “Portocel” is to a port facility in the State of Espirito Santo, which is operated by PORTOCEL — Terminal Especializado de Barra do Riacho S.A., a joint venture between Fibria and Celulose Nipo-Brasileira S.A. — CENIBRA;

•                  “Commission” are to the Securities and Exchange Commission; and

•                  “U.S. GAAP” are to generally accepted accounting principles in the United States.

As used in this annual report, one hectare equals approximately 2.471 acres and one kilometer equals approximately 0.621 miles.  References in this annual report to nominal production capacity or production capacity mean annual projected capacity for which the facility was designed, with the facility operating under optimal conditions, 24 hours a day, for 365 days a year and subject to reductions in rates of production for scheduled maintenance only.  Actual production capacity may vary depending on operating conditions, the grades of pulp or paper produced and other factors.

PRESENTATION OF FINANCIAL AND OTHER DATA

We maintain our books and records in reais, which are the basis for our statutory financial statements (not included in this annual report), prepared under Brazilian GAAP, which are used to determine income taxes and mandatory minimum dividend calculations. We have also prepared consolidated balance sheets at December 31, 2009 and 2008 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the years ended December 31, 2009, 2008 and 2007, all stated in U.S. Dollars in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our U.S. GAAP financial statements are included in this annual report.  The selected financial information at and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 are derived from our audited U.S. GAAP financial statements. One should read the selected financial information together with our financial statements, including the notes thereto, included elsewhere in this annual report.  Financial and other data in this annual report regarding Fibria and its consolidated subsidiaries as of December 31, 2008 and earlier dates are historical in nature and does not give pro forma effect to the acquisition and merger of Aracruz with and into Fibria.  Our results of operations for the year ended December 31, 2009 include the effects of such acquisition and merger since January 21, 2009 and are therefore not fully comparable to our results of operations for the year ended December 31, 2008.

Our reporting currency in this annual report for all periods is the U.S. Dollar.  However, as we transact the majority of our business in reais we have adopted the Real as the functional currency. Our affiliates located outside Brazil had elected the U.S. Dollar as their functional currency through December 31, 2008. Following our acquisition of the control and merger of the operations of Aracruz which previously reported its financial statements prepared under U.S. GAAP which were filed separately with the SEC using the U.S. Dollar as its functional currency, the functional currency for its business was changed to the Real. As a result of the remeasurement of amounts to U.S. Dollars and other adjustments related to the differences in the accounting principles between U.S. GAAP and Brazilian GAAP, the amounts of net income (loss) and shareholders’ equity as reported in our audited consolidated financial statements presented herein differ from those included in our statutory accounting records.

Rather than the noon buying exchange rate in New York City as reported by the Federal Reserve Bank of New York, because the noon buying rate was not consistently reported for reais during the periods shown in this annual report, the commercial selling exchange rate in Brazil is used in this annual report. The U.S. Dollar equivalent information presented in the annual report should not be construed as implying that the Real amounts represent or could have been or could be converted into U.S. Dollars at these or any other rate. See “Item 3. Key Information Selected Financial Data — Exchange Rates” for information regarding exchange rates applicable to the Brazilian currency since 2005.

We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp and paper industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable.  We derive this third-party information principally from monthly reports published by BRACELPA — Associação Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), RISI (Resource Information Systems Inc.), PPPC (Pulp and Paper Product Council), and Hawking Wright, all of them specialized consultants in the pulp market.  Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3. Key Information — Risk Factors” “Item 4. Information on Fibria Business — Overview” and “Item 5. Operating and Financial Review and Prospects.”  We have based these forward-looking statements largely on our current expectations about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things:

•                  our direction and future operation;

•                  the implementation of our principal operating strategies;

•                  general economic, political and business conditions, both in Brazil and in our principal export markets;

•                  industry trends and the general level of demand for, and change in the market prices of, our products;

•                  the performance of the Brazilian and world economies, including the impact of a longer than anticipated continuation of the current worldwide economic downturn or further deterioration in world economic conditions;

•                  existing and future governmental regulation, including tax, labor, pension and environmental laws and regulations and import tariffs in Brazil and in other markets in which we operate or to which we export our products;

•                  the competitive nature of the industries in which we operate;

•                  our level of capitalization, including the levels of our indebtedness and overall leverage;

•                  the cost and availability of financing;

•                  our compliance with the covenants contained in the instruments governing our indebtedness;

v

•                  our acquisitions, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or other assets that we acquire, including the Aracruz Acquisition;

•                  the implementation of our financing strategy and capital expenditure plans;

•                  inflation and fluctuations in currency exchange rates, including the Brazilian Real and the U.S. Dollar;

•                  legal and administrative proceedings to which we are or may become a party;

•                  the volatility of the prices of the raw materials we sell or purchase to use in our business;

•                  other statements included in this annual report that are not historical; and

•                  other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed in “Item 3. Key Information — Risk Factors.”

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.                                    Selected Financial Data

The following table presents a summary of our selected financial and operating data at the dates and for each of the periods indicated. You should read the following information together with our financial statements, including the notes thereto, included elsewhere in this annual report, “Presentation of Financial and other data” and “Item 5. Operating and Financial Review and Prospects”. Financial and other data concerning Fibria and its consolidated subsidiaries as of December 31, 2008 and earlier dates is historical in nature and does not give pro forma effect to our acquisition and consolidation of Aracruz in 2009. All of 2009 data reflect the acquisition and merger of Aracruz Celulose S.A., which has been consolidated from January 21, 2009.

	At and for the year ended December 31,
STATEMENT OF OPERATIONS DATA	2009	2008	2007	2006	2005
	(in U.S.$ million except number of shares and per share amount)

Net operating revenues:
Domestic sales	688	721	709	685	564
Export sales	2,112	645	624	632	566
Total net operating revenues	2,800	1,366	1,333	1,317	1,130
Operating costs and expenses:
Cost of sales (1)	2,425	1,026	976	892	729
Selling, marketing, general and administrative	303	123	113	120	118
Gain on remeasurement of original investment in Aracruz, net	(514)	—	—	—	—
Gain on exchange of assets, net	—	—	(955)	—	—
Other operating expense net	219	17	13	20	36
Total	2,433	1,166	147	1,032	883
Operating income	367	200	1,186	285	247
Non-operating income (expenses):
Financial income (expenses), net	(148)	(78)	91	18	(40)
Foreign exchange gain (loss) and unrealized gain (loss) on swap, net	1,055	(593)	214	(4)	(5)
Total	907	(671)	305	14	(45)
Income (loss) before taxes on income and equity in affiliates	1,274	(471)	1,491	299	202
Current income tax (expense) benefit	1	(2)	(35)	(25)	8
Deferred income tax expense on gain on exchange of assets	—	—	(327)	—	—
Deferred income tax (expense) benefit	(485)	200	(21)	21	—
Income (loss) before equity in affiliates	790	(273)	1,108	295	210
Equity in earnings (losses) of affiliates	17	(132)	113	77	54
Net income (loss) from continuing operations	807	(405)	1,221	372	264
Discontinued operations
Income from discontinued operations	56	—	—	—	—
Income tax expense, net	(19)	—	—	—	—
Net income from discontinued operations	37	—	—	—	—
Consolidated net income (loss)	844	(405)	1,221	372	264
Net income attributable to non-controlling interest	(331)	—	—	—	—
Net income (loss)	513	(405)	1,221	372	264
Continuing operations
Net income applicable to preferred shares	393	—	618	188	124
Net income (loss) applicable to common shares	120	(405)	603	184	140
Net income (loss)	513	(405)	1,221	372	264
Basic and diluted earnings (losses) per share or ADR (in U.S. Dollars):(2)
Continuing operations
Preferred	4.15	—	6.28	1.97	1.46
Common	0.43	(3.83)	5.71	1.79	1.33
Discontinued operations
Preferred	0.25	—	—	—	—
Common	0.06	—	—	—	—
Weighted average number of shares outstanding (in thousands):
Preferred	89,406	96,888	98,444	92,240	85,451
Common	241,086	105,702	105,702	105,702	105,702
Dividends and interest attributable to capital per share (in U.S. Dollars):(3)			U.S.$	U.S.$	U.S.$
Preferred	—	—	0.70	0.80	0.45
Common	—	—	0.64	0.72	0.41

BALANCE SHEET DATA	2009	2008	2007	2006	2005
	(in U.S.$ million)

Cash and cash equivalents	365	280	565	405	261
Trading securities	1,812	43	—	—	—
Available for sale securities	—	—	176	365	446
Held-to-maturity investments(4)	93	—	—	—	—
Property, plant and equipment, net	9,271	3,866	3,916	1,945	1,758
Investment in affiliates, including all goodwill	3,604	289	1,009	900	596
Other assets	2,939	752	739	789	670
Total assets	18,084	5,230	6,405	4,404	3,731
Short-term debt(5)	360	438	211	242	132
Long-term debt, including current portion	5,944	1,649	1,353	1,299	1,364
Payable - Aracruz Acquisition	2,122	—	—	—	—
Other liabilities	1,784	618	958	588	498
Shareholders’ equity	7,874	2,525	3,883	2,275	1,737
Total liability and shareholders equity	18,084	5,230	6,405	4,404	3,731

OTHER FINANCIAL DATA	2009	2008	2007	2006	2005

Gross margin	13.4%	24.9%	26.8%	32.3%	35.5%
Operating margin(6)	13.1%	14.6%	89.0%	21.6%	21.9%
Capital expenditures	803	692	477	248	247
Acquisition of interest in equity affiliate(7)	—	—	—	36	275
Depreciation, amortization and depletion	654	160	143	193	117
Cash flow provided by (used in):
Operating activities	1,136	388	333	382	234
Investing activities	(2,079)	(507)	(145)	(113)	(626)
Financing activities	1,241	116	(113)	(107)	505

OPERATIONAL DATA	2009	2008	2007	2006	2005

Number of employees (at year end (8)	5,045	3,010	2,857	3,498	3,620
Nominal production capacity (thousand metric tons)
Pulp	5,400	1,425	1,415	1,480	1,400
Paper	385	415	365	640	635
Sales volumes (thousand metric tons):	5,277	1,591	1,597	1,611	1,493
Domestic market:	800	635	630	591	506
Market pulp	463	289	228	109	80
Paper	337	346	402	482	426
Printing and writing and Coated	220	219	287	371	331
Other specialty papers (9)	117	127	115	111	95
International market:	4,477	956	967	1,020	987
Market pulp	4,440	911	870	832	787
Paper	37	45	97	188	200

(1)

To be consistent with the accounting classification previously adopted by Aracruz, during 2009 the Company changed the manner by which it classifies freight expenses in the statement of operations (previously recorded in Selling and marketing expenses and now classified as part of Cost of Sales). In common with many Brazilian companies operating in the pulp export sector, the Company considers freight to be part of the cost of delivering inventories to the point of sale at which the customer takes title. As virtually all Aracruz’s sales are of pulp for the export market, this classification better reflects the nature of the costs. For the years ended December 31, 2008 and 2007, US$ 92 million and US$ 89 million were reclassified from Selling and marketing expenses to Cost of sales, respectively.

(2)	Based on the weighted average number of shares outstanding for each period.
(3)	Dividends and interest attributable to capital paid per shares in U.S. Dollars.
(4)	Includes current and non-current portions.
(5)	Excludes current portion of long-term debt.
(6)	The 2007 percentage includes the non-recurring gain of U.S.$ 955 million related to the exchange of assets.
(7)

Includes the excess of the cost of investment over the underlying fair value of net assets on the acquisition of a 23.03% indirect interest in Ripasa S.A. Celulose e Papel (Ripasa) in 2005 for U.S.$ 275 million. In July 2006, we disbursed an additional U.S.$ 36 million to Ripasa non-controlling preferred shareholders in settlement of their claims challenging Ripasa’s corporate restructuring. In May, 2006, our shareholders and those of Suzano Bahia Sul Papel e Celulose S.A., (“Suzano”), and Ripasa and Ripasa Participações S.A. (“Ripar”) approved the corporate-restructuring that allowed Ripasa’s non-controlling preferred shareholders to exchange their interests in Ripasa for VCP and Suzano shares, thus increasing VCP’s capital by U.S.$ 168 million.

(8)	The increase in the number of employees in 2009 reflects the acquisition of Aracruz that occurred in 2009. See “Item 4. Information on Fibria — History and Development of Fibria”.
(9)

Includes sales of thermal and carbonless papers, sales of third-party products by KSR and sales of specialty papers produced at the Mogi das Cruzes mill (which was sold in April 2007), such as label papers, finish foil, soap wrapping papers, etc.

Exchange Rates

The appreciation of the Real that occurred during the period beginning January 1, 2005 continued through August, 2008 (reaching its highest value during the year on August 1 when the official exchange rate reached R$ 1.5593 to U.S.$ 1.00) but was followed by sharp depreciations in many Emerging Markets currencies, including the Real, beginning in September 2008.  In the second quarter of 2009, the Real started to resume its appreciation trend, going from R$2.3152 on March 31, 2009 to R$1.7412 at December 31, 2009.  The exchange rate, which has freely floated since 1999, is determined principally by negotiations within the Brazilian interbank market, but still may be influenced by occasional Brazilian Central Bank intervention to control unstable movements in the market-driven rate.  All foreign exchange transactions are carried out through institutions authorized to operate by the Brazilian Central Bank and are subject to registration with the Brazilian Central Bank’s electronic registrations system.

During each of the three years in the period ending December 31, 2007, the Real appreciated against the U.S. Dollar 13%, 9% and 21%, respectively.  For the year ending December 31, 2008 the Real depreciated by 24% in the year.  On December 31, 2009, the commercial market exchange rate for purchasing U.S. Dollars was R$ 1.7412 to U.S.$ 1.00, representing an appreciation of 34% for the year ended December 31, 2009. The Real’s appreciation  during the last nine months of 2009 can be explained by a strong Dollar inflow to the country’s capital account, a positive result from the Brazilian trade balance and the assignment of an investment grade rating by

Moody’s to Brazil in September 2009.  Foreign exchange reserves increased significantly during the five years ending December 31, 2009, going from U.S.$ 52 billion in 2004 to approximately U.S.$ 239 billion in 2009.

The Brazilian government has, since 2000, and with the intent of simplification, consistently introduced significant changes to the Brazilian foreign exchange market.  Recent changes have included, among others, the Brazilian Central Bank reduction of exchange controls over exports.  Exporters may retain outside of Brazil up to 100% of the proceeds generated by their exports.   National Monetary Council’s Resolution 3417 of October 27, 2006 increased the maximum period for the compulsory liquidation of foreign exchange related to export transactions from 360 to 750 days and on March 24, 2010, Resolution 3844 extended the term limit under which the Brazilian Treasury can purchase foreign currency in anticipation of the country’s future maturities of sovereign debt from 360 to 750 days of future maturities.

We cannot assure you that the Real will not either devalue or appreciate substantially in the near future.  See “Item 3. Key Information Risk factors — Risks related to Brazil” and “Item 5. Operating and Financial Review and Prospects — Overview — Brazilian Economic Environment.”  The following table shows the commercial selling exchange rate for U.S. Dollars for the periods and dates indicated.

	Exchange Rate of Reais per U.S. $ 1.00
Year Ended December 31,	Low	High	Average(1)	Period-end

2005	2.1633	2.7621	2.4357	2.3407
2006	2.0586	2.3711	2.1751	2.1380
2007	1.7325	2.1556	1.9483	1.7713
2008	1.5593	2.5004	1.8357	2.3370
2009	1.7024	2.4218	1.9991	1.7412

Month Ended	Low	High	Average(1)	Period-end

October 31, 2009	1.7037	1.7844	1.7383	1.7440
November 30, 2009	1.7024	1.7588	1.7288	1.7505
December 31, 2009	1.7096	1.7879	1.7507	1.7412
January 31, 2010	1.7227	1.8748	1.7815	1.8748
February 27, 2010	1.8046	1.8773	1.8433	1.8110
March 31, 2010	1.7637	1.8231	1.7872	1.7810
April 2010 (through April 26)	1.7446	1.7806	1.7596	1.7446

Source:  Brazilian Central Bank.

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

Beginning in 2007, we changed our strategy to focus more on pulp as our core business rather than on paper.  However, paper still remains as a complementary business to pulp.  This repositioning in our strategy may have some impact on our risk factors.  See “Item 4. Information on Fibria — History and Development of Fibria.”

Risks Relating to Fibria and the Pulp and Paper Industry

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

Over the last three years, BEKP average list prices in North America, Europe and Asia have fluctuated from U.S.$ 744, U.S.$ 710 and U.S.$ 665 per ton, respectively, in 2007 to U.S.$ 811, U.S.$ 789 and U.S.$ 686 per ton, respectively, in 2008. For the year ended December 31, 2009, BEKP average list prices in North America, Europe and Asia were U.S.$ 621, U.S.$ 571 and U.S.$ 517 per ton, respectively. Price fluctuations occur not only from year to year but also within a given year as a result of global and regional economic conditions, capacity constraints and mill openings and closures, and supply of and demand for both raw materials and finished products, among other factors. For example, in 2008, the combination of a favorable pulp market showing robust demand through August, particularly in China and Europe, supply reductions caused by the low level of world inventories, high-cost capacity closures and few capacity additions, environmental issues, and wood shortages contributed to multiple price increases of U.S.$20-40 per ton in each region. During the remaining four-month period of 2008, prices declined significantly due to lower demand caused by the onset of the worldwide financial crisis. In 2009, the slowdown in the world economy affected directly pulp prices worldwide with the Asian market suffering the most, reaching a low of U.S.$ 380 ton in March and recovering to U.S.$ 660 per ton at December 31, 2009.  As of March 2010, BEKP price continued to increase for all regions, to U.S.$ 820, U.S.$ 790 and U.S.$ 750 for North America, Europe and Asia respectively.

Although we have long-term relationships with many of our customers, no assurance can be given that the prices for pulp or paper will stabilize or not decline further in the future, or that demand for our products will not decline in the future. As a result, no assurance can be given that we will be able to operate our production facilities in a profitable manner in the future. A significant decline in the price of one or more of our products could have a material adverse effect on our net operating revenues, operating income and net income.  Furthermore, discounts from list prices are frequently granted by sellers to significant purchasers, which may also impact the pulp price.  See “Item 3. Key Information — Exchange Rates”.

The price of paper products, although less volatile than the price of pulp, also fluctuates in response to global demand, production and fluctuations in pulp prices and exchange rates. Capacity changes have also occurred on the paper side, and in 2009 we saw some price adjustment in several grades in the North American and European markets.  According to Hawkins Wright, prices of uncoated wood free paper in the United States market and when using a December price point in each year for comparative purposes, increased 3% and 8% in 2007 and 2008, respectively, but declined 7% in 2009.

It is possible that the market prices for pulp and paper will decline in the future or that there will not be sufficient demand for our products to enable us to operate our production facilities in an economical manner.

A slowdown in demand in China may adversely affect our exports.

China is an increasingly important market for us.  China during 2009 represented approximately 25% of our total sales and 28% of our exports. A decline in demand by China for our products could adversely affect our exports and, therefore, our operational and financial results.

A slowdown due to the global economic crisis may adversely affect demand and price for our products.

Demand for our pulp products is directly linked to overall economic activity within those international markets in which we sell our products. Demand for our paper products is directly linked to overall economic activity in Brazil. A continued decline in the level of activity in either the domestic or the international markets within which we operate could adversely affect both the demand for and the price of our products and have a material adverse effect on us. The deterioration of Brazilian and global economic conditions could, among other things:

•                  further negatively impact global demand for pulp, or further lower market prices for our products, which could result in a continued reduction of our sales, operating income and cash flows;

•                  make it more difficult or costly for us to obtain financing for our operations or investments or to refinance our debt in the future;

•                  cause our lenders to make it more difficult or expensive for us to obtain any technical or other waivers under our debt agreements to the extent we may seek them in the future;

•                  impair the financial condition of some of our customers, suppliers or counterparties to our derivative instruments, thereby increasing customer bad debts or non-performance by suppliers or counterparties;

•                  decrease the value of certain of our investments; and

•                  impair the financial viability of our insurers. “See Item 5. Operating and Financial Review and Prospects — Overview.”

Our consolidated indebtedness will require that a significant portion of our cash flow be used to pay the principal and interest with respect to that indebtedness.

We have a significant level of indebtedness. In 2009, Fibria increased its borrowings to not only finance the Aracruz Acquisition but also refinance and in certain instances prepay, indebtedness incurred by Aracruz in 2008 as a result of its significant losses in connection with certain derivative financial instruments.  As of December 31, 2009, our total consolidated indebtedness (including amounts due relating to the purchase price of the Aracruz Acquisition) amounted to U.S.$ 8,426 million, 72% of which represented long-term indebtedness. Part of our debt strategy over the next few years includes our intention to use a substantial portion of our consolidated cash flow (including synergies resulting from our acquisition of Aracruz in January 2009, and from the sale of the Guaíba unit in December 2009) to pay principal and interest with respect to this indebtedness. We presently intend to lower our leverage in the coming years. The level of our indebtedness could have important consequences to the holders of our ADSs, including the following:

•                  make it more difficult for us to make payments of dividends and other distributions to our shareholders, including the holders of our ADSs;

•                  limit our ability to obtain any necessary financing in the future for working capital and capital expenditures;

•                  require that a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness and may not be available for other purposes;

•                  limit our flexibility in planning for, or reacting to changes in, our business; and

•                  increase our vulnerability in the event of a downturn in our business.

Our exports expose us to political and economic risks in foreign countries.

Our sales outside Brazil, primarily to the European Union and Asia, and to a lesser extent to the United States, accounted for 75% and 47% of our total consolidated net sales during the year ended December 31, 2009 and the year ended December 31, 2008, respectively. Our exports expose us to risks not faced by companies that limit themselves to operating only in Brazil or any single country. For example, our exports may be affected by import restrictions and tariffs, other trade protection measures, and import or export licensing requirements. Our future financial performance will depend significantly on economic, political and social conditions in our principal export markets (the United States, the European Union and Asia). Other risks associated with our international activities include:

•                  lower global demand for pulp, which could result in a reduction of our sales, operating income and cash flows;

•                  changes in foreign currency exchange rates and inflation in the foreign countries in which we operate;

•                  exchange controls;

•                  changes in a specific country’s or region’s political or economic conditions, particularly in developing markets;

•                  adverse consequences deriving from changes in regulatory requirements, including environmental rules and regulations;

•                  difficulties and costs associated with complying with, and enforcing remedies under, a wide variety of complex international laws, treaties, and regulations;

•                  adverse consequences from changes in tax laws; and

•                  distribution costs, disruptions in shipping or reduced availability of freight transportation.

While we attempt to manage certain of these risks through the use of risk management programs, these strategies cannot and do not fully eliminate these risks. An occurrence of any of these events may negatively impact our ability to transact business in certain existing or developing markets and have a material adverse effect on our business.

Price volatility of the Real and certain other currencies relative to the U.S. Dollar could adversely affect our results of operations, cash flows and financial condition.

We are affected by fluctuations in the Real and certain other currencies relative to the U.S. Dollar. A substantial portion of our revenues and debt is denominated in U.S. Dollars, and changes in exchange rates may result in losses or gains in our net U.S. Dollar-denominated indebtedness and accounts payable. Changes in exchange rates resulted in a net foreign exchange gain of U.S.$ 1,055 million during the year ended December 31, 2009, a net foreign exchange loss of U.S.$ 593 million in 2008 and a net foreign exchange gain of U.S.$ 214 million in 2007.  In addition, the price volatility of the Brazilian Real (and certain other currencies) against the U.S. Dollar affects our results because most of our costs of goods sold are denominated in reais, while a substantial portion of our revenues are U.S. Dollar-denominated (or otherwise linked to the U.S. Dollar). In addition, a key factor in determining prices of market pulp and paper products in the world market is fluctuations in currency exchange rates. Currency fluctuations are expected to continue to affect our financial income, expense and cash flow generation. Significant volatility in currency prices may also result in disruption of certain countries’ foreign exchange markets and may limit our ability to transfer or to convert such currencies into U.S. Dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. The governments of certain countries to which we export may institute restrictive exchange rate policies in the future.

Our business may be adversely impacted by risks related to hedging activities.

We regularly enter into currency hedging transactions in accordance with our risk management policy that cover varying periods of time and have varying pricing provisions. We are exposed to potential changes in the value of our derivative instruments primarily caused by fluctuations in currency exchange rates and interest rates. These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism. For example, in 2008, we suffered losses due to the sudden depreciation of the Real against the U.S. Dollar in the second half of 2008, which followed an extended period of appreciation of the Real against the U.S. Dollar. Aracruz, consolidated with Fibria effective January 21, 2009, incurred significant losses in 2008 from derivative transactions totaling U.S.$2.16 billion due to the depreciation of the Real in the latter half of 2008 and its short position with respect to the U.S. Dollar against the Real. In addition, because we account for our derivative instruments using the mark-to-market accounting method in accordance with U.S. GAAP, the mark-to-market value of such instruments may increase or decrease prior to their settlement date and, as a result, we may incur unrealized losses due to factors beyond our control, including certain of the factors described above.

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

Brazilian environmental regulations applicable to forests are complex because they are a blend composition of federal, state and municipal regulations; requirements and restrictions may vary among those public entities.  These restrictions are a consequence of pressure from social movements and organizations against so-called “green deserts” which include, among others, sugar cane plantations for ethanol production and eucalyptus forests.

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

Actions by federal or state legislatures or public enforcement authorities may adversely affect our operations.

In the past, the State of Espírito Santo, where Fibria has operations through its Aracruz unit, had enacted laws to restrict the planting of eucalyptus forests for purposes of pulp production. Although injunctive relief against those state laws has been obtained, and new state legislation has revoked them, there can be no assurance that similar laws will not be enacted in the future which would impose limitations or restrictions on planting eucalyptus in the region where we operate. In the second quarter of 2007, a number of non-governmental organizations and the Federal Public Prosecution Office of the State of Rio Grande do Sul brought two Civil Public Suits (Ações Civis Públicas) questioning the validity of the procedures adopted by the State Foundation for Environmental Protection (Fundação Estadual de Proteção Ambiental), or FEPAM, the Rio Grande do Sul state agency for environmental protection, in issuing environmental licenses for eucalyptus plantations in that state. A provisional measure was initially granted, to determine that FEPAM cease to issue environmental licenses for eucalyptus plantations, and so the responsibility for the issuance of such licenses was transferred to the Brazilian Environmental and Natural Resources Institute (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA, the Brazilian  environmental institute. The provisional measure was suspended by the Federal Court of the Fourth Region at the request of the Government of the State of Rio Grande do Sul. We believe that such suspension will be confirmed by the court’s definitive decision on the merits. However, there can be no assurance that such definitive decision will be favorable to us or that similar suits will not be brought in the future that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

We may be materially adversely affected if operations at the transportation, storage, distribution and port facilities we own or utilize were to experience significant interruptions.

Our operations are dependent upon the uninterrupted operation of transportation, storage, distribution and port facilities that we own or utilize. Operations at facilities that we own or utilize to transport, store, distribute and export our products could be partially or completely shut down, temporarily or permanently, as the result of any number of circumstances that are not within our control, such as:

•                  catastrophic events;

•                  strikes or other labor difficulties;

•                  other disruptions in means of transportation; and

•                  suspension or termination of concessions granted to us or to our commercial partners or independent contractors relating to the right to provide a specific service.

Any significant interruption at these facilities or inability to transport products to or from these facilities (including through exports) or to or from our customers for any reason would materially adversely affect us.

Our insurance coverage may be insufficient to cover our losses, especially in cases of damage to our forests.

Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our facilities caused by fire, general third-party liability for accidents and operational risks, and international and domestic transportation. However, we do not maintain insurance coverage against fire, disease and other risks in connection with a significant portion of our forests.  The occurrence of losses or other damages not covered by insurance or that exceed our insurance limits could result in significant unexpected additional costs.  “See Item 4. Information on Fibria Business Overview — Insurance”.

We face significant competition in some of our lines of business, which may adversely affect our market share and profitability.

The pulp and paper industry is highly competitive. In the international pulp market, certain of our competitors may have greater financial strength and access to cheaper sources of capital, and consequently have the ability to support strategic expenditures directed to increase market share. Our market share may be adversely affected if we are unable to successfully continue to expand our production capacity at the same pace as our competitors. In addition, most markets for pulp are served by several suppliers, often from different countries.

Many factors influence our competitive position, including mill efficiency and operating rates and the availability, quality and cost of wood, energy, water, chemicals, logistics and labor, and exchange rate fluctuations. Some of our competitors may have greater financial and marketing resources, and greater breadth of product offerings than we do. If we are unable to remain competitive with these producers in the future, our market share may be adversely affected. In the domestic paper market, we face competition from international companies that may have greater ability to support strategic expenditures directed to increase market share. Traditionally, imports of paper have not provided substantial competition for us in Brazil due to, among other factors, logistics costs and exchange rates affecting those products. However, the continuing appreciation of the Real against the U.S. Dollar from 2004 to the second half of 2008 resulted in increased imports of selected grades of paper, thus increasing competition in Brazil in this product line. In 2009, imports showed a downturn, impacted by an 8% depreciation of the Real against the U.S. Dollar (average rate) and by falling demand affected by the worldwide economic crisis.  In addition, downward pressure on the prices of pulp and paper by our competitors may affect our profitability.

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

•                  we may not be able to sell our additional production at attractive prices; and

•                  we may not have the cash or be able to acquire financing to implement our growth plans.

Any further downgrade in our credit ratings could adversely affect the availability of new financing and increase our cost of capital.

In 2006 and 2007, the risk rating agencies, Fitch Ratings Inc., or Fitch, Moody’s Investor Service, Inc., or Moody’s, and Standard & Poor’s Ratings Group, or S&P, assigned an investment-grade rating to our foreign currency debt under foreign law, thus reducing our average cost of capital. However, on February 2, 2009, Fitch, Moody’s and S&P reduced our rating to BB+/Negative, Ba1/Negative and BB/Negative, respectively. On October 13, 2009, Fitch further reduced our rating to BB/Stable.  The ratings currently assigned to our foreign currency debt under foreign law are BB/Stable by Fitch, Bal/Stable by Moody’s and BB/Positive by S&P.  If our ratings were to be further downgraded by the rating agencies due to any external factor, our own operating performance and/or increased debt levels associated with our acquisition of Aracruz, our cost of capital would likely increase. Any downgrade could also negatively affect our operating and financial results and the availability of future financing.

Our financing agreements include important covenants, including covenants to maintain financial ratios. Any default arising from a breach of such covenants could have a material adverse effect on us.

We are party to several financing agreements that require us to maintain certain financial ratios or to comply with other specific covenants. These financial ratios and covenants, some of which are subject to certain important exceptions, include:

•                  limitations on capital expenditures;

•                  limitations on incurrence of additional indebtedness;

•                  limitations on prepayment of other indebtedness

•                  limitations on liens;

•                  limitations on issuing guarantees;

•                  limitation on issuing or selling share capital of subsidiaries;

•                  limations on paying dividends or making certain other restricted payments;

•                  limitations on consummating certain asset sales;

•                  limitations on entering into certain transactions with affiliates;

•                  limitations as to mergers or consolidations with any other person or selling or otherwise disposing of all or substantially all of our assets;

•                  the maintenance of maximum debt to adjusted EBITDA ratios; and

•                  the maintenance of minimum debt service coverage ratios.

Any default on the terms of our financing agreements that is not waived by the relevant creditors may result in a decision by such creditors to accelerate the outstanding balance of the relevant debt. This may also result in the foreclosure on collateral and accelerate the maturity of debts under other financing agreements due to cross default provisions. Our assets and cash flow may be insufficient to pay the full outstanding balance under such financing agreements, either upon their scheduled maturity dates or upon any acceleration of payments following an event of default. If such events were to occur, our financial condition would be adversely affected.

Unfavorable outcomes in pending litigation may negatively affect our results of operations, cash flows and financial condition.

We are involved in numerous tax, civil and labor disputes involving significant monetary claims. If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could materially adversely affect our results of operations, cash flows and financial condition. For some of these lawsuits, we have not established any provision on our balance sheet or have established provisions only for part of the amounts in question, based on our judgment as to the likelihood of winning these lawsuits. An unfavorable outcome in any of such lawsuits could have a material adverse effect on our results of operations, cash flows and financial condition.  These lawsuits include a securities class action lawsuit filed in November 2008 against Aracruz and certain of its officers and directors in a U.S. federal court purportedly on behalf of persons who purchased Aracruz’s shares and American Depositary Receipts between April 7 and October 2, 2008, which lawsuit Fibria is defending. The complaint asserts claims for alleged violations of Section 10(b) of the Exchange Act and

Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act, alleging that Aracruz misrepresented or failed to disclose information in connection with, and losses arising from, certain derivative transactions into which it had entered. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement. See “Note 17 — Commitments and Contingencies” to our audited consolidated financial statements.

Two tax assessments in the amounts of U.S.$122.8 million and U.S.$520.8 million were issued by the Brazilian Federal Tax Authority (Secretaria da Receita Federal), or SRF, against our company, with respect to corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL, on the income resulting from an equity adjustment for investment in foreign controlled companies during the period from 2002 to 2006.  Although we consider the expectation of loss under these assessments to be remote and have recorded no provision with respect thereto, an adverse outcome in these proceedings could have a material adverse effect on our results of operations, cash flows and financial condition.

We rely on third parties for some of our technology.

We rely on third parties for the technology that we use to make some of our value-added pulp and paper products.  For example, Oji Paper of Japan has granted us the right to use its technology to manufacture and sell certain thermal papers in Brazil and to sell these products in some other countries, see “Item 4. Information on Fibria — History and Development of Fibria — Strategic Business Agreement (SBA) with Oji Paper”. If a third-party licensor of technology that we use refused to continue licensing its technology to us, our results of operations could be adversely affected.

We may be adversely affected by price volatility of energy inputs.

The effectiveness of our energy matrix planning, composed by black liquor, electric energy, gas, oil and others, can be placed at risk due to price volatility of these components, and, as a result such price volatility has a direct impact on our operational and financial result.

Competition for land for use as eucalyptus forests or for other crops, such as soy beans, sugar cane and other commodities, may affect our expansion.

Greater global demand for certain commodities, especially grains and bio-fuel, may impact our forest operations in two ways:

•                  Greater competition for land could impact its price. Grain and bio-fuel production generally are economically superior to forestry activities, and as a result, prospective increases in land values may inhibit expansion of new forests;

•                  For the same reason described above, we may face difficulties in convincing third-party partners to begin or to expand eucalyptus production for use in the pulp industry.

We conduct certain of our operations through joint ventures that we do not solely control.

In March 2005, Fibria and Suzano Bahia Sul Papel e Celulose S.A., or Suzano, acquired control of Ripasa. In September 2008, Ripasa was transformed into a cost and production sharing unit, know as Consórcio Paulista de Papel e Celulose, or Conpacel. Conpacel operates a pulp and paper mill in the Municipality of Americana, State of São Paulo. The members of the consortium have undivided interests in assets, liabilities and operations of the venture. Fibria and Suzano each own 50% of the net assets of Conpacel, and each entity is entitled to 50% of Conpacel’s production.

In October 2000, Aracruz acquired a 45% stake in Veracel, a joint venture that operates a pulp plant and forests in the south of the State of Bahia, and increased its equity interest in Veracel to 50% in January 2003. Stora Enso OYJ, or Stora Enso, owns the remaining 50% of the equity interests in Veracel.  Fibria as legal successor of Aracruz and Stora Enso are party to a shareholders’ agreement with respect to Veracel, pursuant to which they have the right to nominate an equal number of board members. Under this shareholders’ agreement, each shareholder may be required to make capital contributions and, if any of the parties fails to comply with any of its obligations regarding Veracel’s funding needs in connection with a pre-agreed investment and capital contribution plan, the other shareholder shall have the right to require the defaulting shareholder to transfer all of its equity interests in Veracel to the other shareholder at a discounted market value.  In case Fibria is the defaulting shareholder, we may be obligated to sell our interest in Veracel to Stora Enso, therefore adversely impacting our pulp production volumes and revenues from pulp sales.

In view of our shared control of these entities as described above, we may not unilaterally make major decisions with respect to such entities.  In addition, the existing contractual arrangements with respect to these entities may constrain our ability to cause Veracel and Conpacel to take actions that would be in our best interests, and may prevent us from refraining them from taking actions that would be adverse to our interests.

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

Our failure to integrate new businesses or manage new alliances successfully could adversely affect our business and financial performance.  Furthermore, the world pulp and paper industry is undergoing consolidation, and many companies compete for acquisition and alliance opportunities in our industry.  Some of our competitors have greater financial and other resources than we do.  This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary for the expansion of our business. In addition, any major acquisition we consider may be subject to regulatory approval.  We may not be successful in obtaining required regulatory approvals on a timely basis or at all.  See “Item 4. Information on Fibria — History and Development of Fibria.” and “Item 5. Operating and Financial Review and Prospects — Operating Results — Recent Developments.”

The loss of certain of our customers could cause a significant impact on our results of operations, cash flows and financial condition.

During the year ended December 31, 2009, our twenty largest customers accounted for approximately 73% of our consolidated revenues from pulp sales. If we were unable to replace the sales volumes represented by any of these important customers, the loss of any of these customers could have a material adverse effect on our results of operations, cash flows and financial condition.

We may be subject to labor disputes from time to time that may adversely affect us.

Most of our employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation.  We have occasionally experienced brief work slowdowns.  In addition, we may not successfully conclude our labor negotiations on satisfactory terms, which may result in a significant increase in the cost of labor or may result in work stoppages or labor disturbances that disrupt our operations.  Any such cost increases, work stoppages or disturbances could materially adversely affect us.

Our controlling shareholders have the power to control us and all of our subsidiaries and their interests may conflict with those of other shareholders.

We are jointly controlled by VID and BNDESPar. Our controlling shareholders have the power to control us and all of our subsidiaries, including the power to:

•                  elect our directors; and

•                  determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

In addition, BNDES was the creditor with respect to approximately 10% of our consolidated indebtedness as of December 31, 2009 and is expected to loan significant funds in the future. As one of our significant shareholders and the subsidiary of one of our important creditors (BNDES), BNDESPar may exercise influence over our business and corporate decisions, and its actions may be influenced by the policies of the Brazilian federal government, which may conflict with the interest of our shareholders and holders of our ADSs. We currently engage in, and expect in the future to engage in, commercial and financial transactions, from time to time, with our controlling shareholders or their affiliates. Commercial and financial transactions between our affiliates and us create the potential for, or could result in, conflicts of interests. For a discussion of certain related party transactions, see “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.”

In addition, one of our direct controlling shareholder, VID, has entered into a shareholders agreement under which the approval of certain matters will depend on the affirmative vote of BNDESPar.  See “Item 10C. Material Contracts — Shareholders’ Agreement of Fibria”.  BNDESPar is a subsidiary of Banco Nacional de Desenvolvimento Econômico e Social, or BNDES, the Brazilian social and economic development bank.  See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Debt — BNDES” and Exhibits 4.11 and 4.12 to this annual report.

Risks Relating to the Aracruz Acquisition

The benefits that we expect to achieve from operating as a combined enterprise with Aracruz may not be achieved.

Although we expect that the combined operations of VCP and Aracruz would produce substantial synergies, the integration of two large companies presents significant challenges to management.  No assurance can be given that we will be able to fully integrate in Fibria the operations of VCP and Aracruz without encountering difficulties, which may include, among other things, the loss of key employees, diversion of management attention, the disruption of our respective ongoing businesses or possible inconsistencies in standards, procedures and policies. There can also be no assurance as to the extent to which we will be able to produce the synergies that we anticipate from the Aracruz Acquisition or the Stock Swap Merger, or as to the timing for their realization, or as to the expenses that will be incurred in connection with realizing synergy benefits from the Aracruz Acquisition. In particular, it may be difficult for us to realize anticipated cost savings from the combination of the Companies’ production facilities. It may also be difficult for us to realize anticipated synergy benefits from the joint acquisition of raw materials, sharing of improved production techniques and integration of administrative departments.

We may fail to realize the anticipated business growth opportunities, cost savings, increased profits, synergies and other benefits anticipated from the AracruzAcquisition.

Achieving the advantages of the Aracruz Acquisition will depend partly on the continued rapid and efficient combination of the activities of VCP and Aracruz, two companies of considerable size that functioned independently with different business cultures, production techniques, systems and compensation structures.

The integration process involves inherent costs and uncertainties.  We believe the consideration paid for the Aracruz Acquisition was justified, in part, by the business growth opportunities, cost savings, increased profits, synergies, revenue benefits and other benefits we anticipate achieving by combining our VCP operations with those of Aracruz. However, these anticipated business growth opportunities, cost savings, increased profits, synergies and other benefits may not develop, and the assumptions upon which we determined the consideration paid for the Aracruz Acquisition may prove to be incorrect.

Implementation of the acquisition and the successful integration of Aracruz will also require a significant amount of management time and, thus, may affect or impair management’s ability to run our business effectively during the period of the integration. In addition, we may not have, or be able to retain, employees with the appropriate skill sets for the tasks associated with our integration plan, which could adversely affect the integration of Aracruz. In addition, employee departures and early retirements in the process of achieving synergies and company integration may create management challenges in respect of the businesses that have been acquired.

Although the estimated expense savings and revenue synergies contemplated by the Aracruz Acquisition are significant, there can be no assurance that we will realize these benefits in the time expected, or at all. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on our business, results of operations and financial condition.

Although the estimated expense savings and revenue synergies contemplated by the Aracruz Acquisition are significant, there can be no assurance that we will realize these benefits in the time expected, or at all. Any failures, material delays or unexpected costs of the integration process could therefore have a material adverse effect on our business, results of operations and financial condition.

The Brazilian antitrust authorities could impose costly or restrictive conditions on the approval of the Aracruz Acquisition.

The Aracruz Acquisition is subject to the final approval of the Brazilian antitrust authorities. However, Brazilian law permitted us to consummate the transaction prior to receiving this final approval. We submitted the terms and conditions of the transaction for review by the antitrust authorities in August 2008. The antitrust authorities will determine whether the transaction negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets. The filing covers the successive acquisitions of equity interests in Aracruz.

The antitrust filing is currently under the analysis of the Secretariat of Economic Control of the Department of Finance and the final decision is expected to be issued by the end of 2010.

Any action by the Brazilian antitrust authorities to impose conditions or performance commitments on us as part of the approval process for the transaction could materially and adversely affect our business, negatively affect our financial performance and prevent us from achieving the anticipated benefits of the Aracruz Acquisition. We do not anticipate that any restrictions or conditions with respect to the Aracruz Acquisition will be imposed by the Brazilian antitrust authorities or, in the event restrictions or conditions are imposed, that such restrictions or conditions would have a material adverse affect on our business.

An impairment of goodwill or other intangible assets would adversely affect our financial condition and results of operations.

As a result of the Aracruz Acquisition, we have recognized U.S.$ 1,926 million of goodwill on our balance sheet as of January 21, 2009 and have recorded several intangible assets from the Aracruz business (including database, patents, chemical and others supplies relationships) with a fair value of U.S.$ 331 million. Under US GAAP, goodwill and intangible assets with indefinite life are not amortized but are tested for impairment annually or more often if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. In particular, if the combination of the businesses meets with unexpected difficulties, or if our business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

Risks Relating to Brazil

Brazilian economic and political conditions and perceptions of these conditions in the international market have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our results of operations and financial condition.

Our operations are conducted in Brazil, and although our pulp is mainly sold to international customers, we sell much of our paper products to customers in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Brazil’s gross domestic product, or GDP, in real terms, grew by 5.4% in 2007, 5.1% in 2008 and decreased 0.2% in 2009 (source: Instituto Brasileiro de Geografia e Estatística — IBGE).  We cannot assure that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of pulp and paper. As a result, these developments could impair our business strategies, results of operations or financial condition. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes material changes in policies and regulations.  Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

•                  currency fluctuations;

•                  inflation;

•                  interest rates;

•                  energy policy;

•                  liquidity of domestic capital and lending markets;

•                  tax policy; and

•                  other political, diplomatic, social and economic developments in or affecting Brazil.

Historically, the country’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and affected the trading prices of common and preferred shares issued by companies listed on the stock exchange.  Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond the control of the Company and could adversely affect our business, financial condition, results of operations or prospects and the market price of our shares and ADSs.

Inflation, and the Brazilian government’s measures to combat inflation, may contribute significantly to economic uncertainty in Brazil, and may have adverse effects on our business and results of operations.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.7% in 2007, 9.8% in 2008 and a deflation of 1.7% in 2009, as measured by the General Market Price Index (Índice Geral de Preços—Mercado), or IGP—M, compiled by the Getulio Vargas Foundation (Fundação Getulio Vargas), or FGV. Our cash costs and operating expenses are substantially denominated in reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the currency.  In addition, high inflation generally leads to higher domestic interest rates and, as a result, our costs of

Real-denominated debt may increase.  The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, restricting thereby the availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute materially to economic uncertainty in Brazil and accordingly weaken investor confidence in Brazil, thus impacting our ability to access the international capital markets. Brazil may experience high levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may materially adversely affect the overall performance of the Brazilian economy, which in turn may materially adversely affect us. See “Item 5. Operating and Financial Review and Prospects Overview — Brazilian Economic Environment.”

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our shares and ADSs.

Because a significant portion of our revenues and assets is denominated in reais and we have U.S. Dollar-denominated debt and other liabilities, we may be adversely affected by any future depreciations of the Real against the U.S. Dollar.  The Brazilian currency has been devalued periodically during the last four decades.  See “Item 3. Key Information — Selected Financial Data Exchange Rates.”

Our production costs and operating expenses are substantially all in reais and will generally increase, when expressed in U.S. Dollars, as a result of local currency appreciation. If the rate of Brazilian inflation increases more rapidly than the rate of appreciation of the U.S. Dollar against the Real, then, as expressed in U.S. Dollars, our operating expenses may increase. In addition, any significant depreciation of the Real may produce exchange losses on unhedged debt denominated in foreign currency.  The Real appreciated 13%, 9% and 21% against the U.S. Dollar in 2005, 2006 and 2007, and depreciated 24% in 2008. The Real appreciated by 34% against the U.S. Dollar in the year ended December 31, 2009. The Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. We cannot predict whether the Central Bank will continue to let the Real float freely.  Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us.  We cannot assure you that the Brazilian government will not in the future impose a band within which the Real U.S. Dollar exchange rate could fluctuate or set a fixed exchange rate, nor can we predict what impact such an event might have on our financial condition or results of operations.

Depreciations of the Real relative to the U.S. Dollar also create additional inflationary pressures in Brazil that may negatively affect us. They generally curtail access to foreign financial markets and may require government intervention, including recessionary governmental policies.  Certain governmental measures to combat inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.”  Depreciations also reduce the U.S. Dollar value of distributions and dividends on our ADSs and the market price of our shares and ADSs.

Foreign exchange fluctuation may impact the results of our derivative instruments, used in accordance with our hedging strategy.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business.

The Brazilian government frequently implements changes to tax regimes that may affect us and our customers. These changes include changes in prevailing tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes.

Some of these changes may result in increases in our tax payments, which could adversely affect industry profitability and increase the prices of our products, restrict our ability to do business in our existing and target markets and cause our financial results to suffer. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us and our operations.

We may be impacted by governmental actions affecting the Brazilian markets and economy.

The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Brazilian government, for example, could impose some restrictions for the export market, by creating export duties for any product, including our main source of revenues (market pulp), affecting the margins and the profitability of exporting companies. In addition, the Brazilian government through BNDES owns or controls many companies, including some of the largest in Brazil. For example, the BNDES, through its wholly-owned subsidiary company, BNDESPar, is a joint controlling shareholder of our company together with VID, as per shareholder agreement terms, and so has historically been one of our important creditors.

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial expenses are affected by changes in interest rates, such as the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI, and the London Interbank Offered Rate, or LIBOR. The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI rate increased from 11% as of December 31, 2007, to 14% as of December 31, 2008. The CDI rate as of December 31, 2009 was 9%. Due to the U.S. economic crisis, LIBOR rates have also fluctuated and have decreased in recent months in response to the Federal Reserve’s monetary policy. A significant increase in interest rates, particularly the CDI or LIBOR, could have a material adverse effect on our financial expenses and could negatively affect our overall financial performance. On the other hand, a significant reduction in the CDI rate or LIBOR could adversely impact the financial revenues derived from our investing activities.

Economic and market conditions in other countries, including in developing countries, may materially and adversely affect the Brazilian economy and, therefore, the market value of our ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other countries, including Latin American and developing countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other countries, including developing countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil, as well as limited access to international capital markets, all of which may materially and adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. The volatility in market prices for Brazilian securities has increased from time to time, and investors’ perception of increased risk due to crises in other countries, including developing countries, may also lead to a reduction in the market price of our ADSs.

Risks Relating to Our Shares and ADSs

Exchange controls and restrictions on remittances abroad may adversely affect holders of our ADSs.

One may be adversely affected if the Brazilian government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the Real into foreign currencies.  These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares or ADSs, as the case may be, into U.S. Dollars and the remittance of U.S. Dollars abroad.  We cannot assure you that the government will not take this type of or similar measures in the future.  Holders of our ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of Real payments and remittances abroad in respect of the shares, including the shares underlying the ADSs.  In such a case, our ADS depositary will distribute reais or hold the reais it cannot convert for the account of the ADS holders who have not been paid.

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under and are subject to the laws of Brazil and most of our directors and executive officers and our independent registered public accounting firm resides or is based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, Fibria ADS holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our ADSs.

Investments in securities, such as our common shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the common shares underlying the ADSs at a price and time at which holders wish to do so. The BM&FBOVESPA had a market capitalization of U.S.$1.3 trillion as of December 31, 2009, and an average monthly trading volume of approximately U.S.$53 billion in 2009. In comparison, the NYSE had a domestic market capitalization of U.S.$11.8 trillion (excluding funds and non-U.S. companies) as of December 31, 2009. A liquid and active market may never develop for our common shares or ADSs, and as a result, the ability of Fibria ADS holders to sell at the desired price or time may be significantly hindered.

Holders of our ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

Holders of ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and Brazilian law. Our corporate affairs are governed by our bylaws and Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Under Brazilian law, the rights of a holder of our common shares to protect its interests with respect to actions by us, our directors or executive officers may be fewer and less well-defined than under the laws of other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares or ADSs at a potential disadvantage. In addition, the disclosure required of public companies in Brazil may be less complete or informative than that required of publicly-held companies in the United States or in certain other countries.

Holders of our ADSs may not be able to exercise their voting rights.

Holders of our ADSs may only exercise voting rights with respect to their underlying common shares in accordance with the provisions of the deposit agreement for the Fibria ADS program, or the Fibria Deposit Agreement. Under the Fibria Deposit Agreement, ADS holders may only vote by giving voting instructions to the Fibria Depositary. Because the Fibria Depositary appears on Fibria’s share registries and not the ADS holders, such holders are unable to exercise their right to vote without the representation of the Fibria Depositary unless they surrender their ADS for cancellation in exchange for our common shares. In addition, pursuant to the Fibria Deposit Agreement, the Fibria Depositary will only notify our ADS holders of an upcoming vote and arrange to mail proxy cards to those holders if we request the Fibria Depositary to do so. Pursuant to our bylaws, the first call for a shareholders’ meeting must be published at least 15 days in advance of the relevant meeting, and the second call must be published at least eight days in advance of the meeting, in the case of insufficient quorum to approve the matters included in the first meeting. As a result, there may not be enough time for ADS holders to surrender their

ADSs and withdraw underlying common shares, or for them to receive a proxy card in time to ensure that they can provide the Fibria Depositary with voting instructions. The Fibria Depositary and its agents are not liable for failure to mail proxy cards in time for ADS holders to vote the common shares underlying their ADSs or to carry out voting instructions in the manner as instructed or at all. As a result, holders of ADSs may not be able to exercise the voting rights attached to the common shares underlying their ADSs.

An exchange of ADSs for shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits the Fibria Depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 2,689/00 of the CMN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If holders of ADSs do not qualify under Resolution No. 2,689/00, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the certificate of registration of the Fibria Depositary, or any certificate of foreign capital registration obtained by holders of ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

Holders of our shares will be subject to, and holders of our ADSs could be subject to, Brazilian income tax on capital gains from sales of shares or ADSs.

Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The common shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of common shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of ADSs by non-residents of Brazil may also be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833/00 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Law No. 10,833/03 and the absence of judicial court rulings in respect thereto.

Holders of our ADSs may not be able to exercise the preemptive rights relating to the shares.

Holders of our ADSs may not be able to exercise the preemptive rights relating to the common shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”) is effective with respect to those  exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights and we cannot assure holders of our ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADSs.

ITEM 4.  INFORMATION ON FIBRIA

A.                                    History and Development of Fibria

We are incorporated under the laws of the Federative Republic of Brazil under the name Fibria Celulose S.A., as a publicly-held company with unlimited duration. We have the legal status of a sociedade anônima de capital aberto, or a stock corporation, operating under the Brazilian corporate law. Our headquarters and principal executive offices are located at Alameda Santos, 1357, 6th floor, 01419 908, São Paulo, SP, Brazil (telephone: 55 11 2138-4565). Our website address is www.fibria.com.br. Investor information can be found on our website under the caption of “Investors Relations”.  Information contained on our website is, however, not incorporated by reference in, and should not be considered a part of this annual report.  Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

Our activities began in 1988 when the Votorantim Group purchased Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the state of São Paulo.  We began production in 1991 after expanding and modernizing our facilities.  In September 1992, the Votorantim Group purchased Indústrias de Papel Simão S.A., or Papel Simão, which was listed on the Bovespa.  Via subsequent corporate reorganizations, Celpav was merged and into Papel Simão which renamed Votorantim Celulose e Papel S.A. in 1999.

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

Because VCP changed its name to Fibria on November 5, 2009, with the Aracruz Acquisition (see “Item 4. Information in Fibria History and Development — The Aracruz Acquisition”), the last trading day of VCP shares on the NYSE under the ticker symbol VCP was November 17, 2009. From November 18, 2009 on, the ticker symbol has changed to “FBR”.

Since our founding in 1988, Fibria has grown and expanded by the organic expansion of its pulp mills and paper production facilities, including the disposition of assets and lines of business that were deemed not a part of its core business, and selective acquisition of equity interests in other pulp and paper companies.  During the period of 1988 through 2009 the more significant of these capacity expansions, acquisitions and transactions were as follows:

1)     Acquisition, in 2001, of 28.0% of the voting shares (representing 12.35% of the total capital) of Aracruz from the Mondi Group, for approximately U.S.$ 370 million.  We acquired our interest in Aracruz in order to increase our exposure to the international pulp market, and we accounted for this investment under the equity method.  We reduced the book value of our investment in Aracruz to an amount equal to the market value of Aracruz ADRs at December 31, 2002.  The impairment provision of U.S.$ 136 million was determined based on the market price of U.S.$ 18.56 per each Aracruz ADRs on December 31, 2002, and the amount was charged directly to profit and loss.  Due to the Stock Swap Merger with us the last trading day for one Aracruz ADR was November 17, 2009 and its final market price was U.S.$ 21.25. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Recent Developments”. At December 31, 2008 the market price for one Aracruz ADR was U.S.$ 11.28.

2)     Expansion of the Jacarei mill, completed in 2005, which increased our installed capacity for pulp to 1.1 million metric tons per annum with a total investment of U.S.$ 495 million.

3)     In 2005 we purchased through a 50% joint venture with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, the common and preferred shares of Ripasa.  On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest – 38.80%) indirect interest in the voting capital and 46.06% (our interest – 23.03%) indirect interest in the total capital of Ripasa, for U.S.$ 275 million.  A purchase option was also signed for the option to purchase common shares and preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock, respectively and to be exercised within six years, for a total current amount of U.S.$ 179 million.  In subsequent periods a summary of related transactions that occurred with respect to the Ripasa acquisition is as follows:

a)     In 2006 we and Suzano reached an agreement with non-controlling shareholders of Ripasa and began selling Americana’s unit products as a pre-consortium stage whereby each party purchased 50% of Ripasa’s production and resold it within its own distribution channels.  The share purchase option with the former controlling shareholders of Ripasa was modified.

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

4)    In 2005, we announced the beginning of the environmental licensing process for the implementation of a bleached eucalyptus pulp factory to be built in Rio Grande do Sul (the “Losango” project).  If implemented, this unit will occupy an area of approximately 500 hectares, located in the region of Rio Grande-Pelotas-Arroio Grande.  Overall nominal capacity is expected to be 1.5 million tons of pulp per year. We have progressed with the environmental licensing and basic engineering and technical aspects of the project and continue to form the forestry base.  In 2008 we announced a postponement, in further development of the project’s industrial aspects in view of the then current uncertainty as to worldwide economic conditions.  Losango project is part of the portfolio of projects that Fibria has to expand pulp capacity. As of December 31, 2009 we had approximately 110,432 hectares of land of which 42,796 hectares (58,971 hectares including forest partnership program) are planted areas designated for this project. See “4. Information on Fibria — Property, Plant and Equipment — Expansion.”

5)     Exchange of assets with International Paper:

In September 2006, International Paper, a wholly owned subsidiary of      International Paper Company, and Fibria entered into an Exchange Agreement (the “Exchange Agreement”).  Pursuant to the terms of the Exchange Agreement, International Paper agreed to exchange its pulp mill project (the “Project Mill”) developed in Três Lagoas, state of Mato Grosso do Sul, Brazil (together with approximately 100,000 hectares of surrounding forestlands) for Fibria’s Luiz Antonio pulp and uncoated paper mill and approximately 60,000 hectares of forestlands located in the state of São Paulo, Brazil.  The Luiz Antonio mill produced 355,000 metric tons of uncoated papers and 100,000 metric tons of market pulp annually.  The 100,000 metric tons of market pulp will be supplied to Fibria, for its use in other facilities, on competitive terms under a long-term supply agreement.

Under the Exchange Agreement, International Paper is granted the right to construct, at its cost, up to two paper machines adjacent to, and integrated with, the Project Mill.  International Paper exercised its right to build the first paper machine adjacent to the Project Mill.  If International Paper exercises its right to build the second paper machine adjacent to the Project Mill, in the same condition as the first one: (1) certain parcels of real property will be retained by International Paper upon which the paper machine will be constructed and (2) the paper machine will be supported by long-term supply agreements under which Fibria will provide International Paper pulp on competitive terms and utilities and rates based on Fibria’s actual operating costs.  International Paper has already fully funded the Project Mill as stated at the exchange asset date in the amount of U.S. $1.15 billion for the mill.  Pursuant to an amendment to the agreement, all financial income accruing from the funds in trust was applied, exclusively, in the project under construction.  This financial income in 2009, 2008 and 2007 was U.S.$ 6 million, U.S.$ 32 million and U.S.$ 124 million, respectively.

On January 2, 2007, Fibria created a new subsidiary, LA Celulose e Papel Ltda. (“LA”), as part of      the asset exchange agreement with International Paper.  This wholly owned subsidiary has no significant assets or liabilities.  On January 2, 2007, Fibria transferred to LA the assets of the Luiz Antonio mill and related forests.  On February 1, 2007, Fibria transferred LA to International Paper and received Chamflora (then an International Paper subsidiary) in exchange.  Chamflora had contracted an internationally recognized engineering and construction company, Pöyry Engenharia (“Pöyry”), on an Engineering, Procurement and Construction, or EPC, basis to build the Três Lagoas mill as a turn-key project.  Pöyry managed subcontractors and acquired the equipment and other supplies in order to place the plant in operation.  Pöyry earned a management fee and borne the construction risks and was entitled to any surpluses or be responsible for shortfalls based on the funds already paid to Pöyry for the EPC, which had in turn transferred to a commercial bank acting as the Trustee Bank (“Trustee”) the corresponding funds to complete the project.  These resources have been disbursed by the Trustee in accordance with the physical construction schedule of the project, which also contemplated the orders with third parties to supply equipment and services being rendered in Três Lagoas to Chamflora.  Effective February 1, 2007, and with the completion of the asset exchange, Chamflora’s name was changed to VCP Mato Grosso do Sul Celulose Ltda. (VCP-MS), and it is accounting for these EPC disbursements as a “Construction in Progress”.  Upon completion of the construction and start-up of the mill, these costs would be transferred to the appropriate fixed assets accounts.

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

In November 2007, we redefined the scope of the pulp project mill in Três Lagoas, state of Mato Grosso do Sul, by increasing the nominal capacity from 1,000,000 tons to 1,300,000 tons per year of bleached eucalyptus pulp with a total estimated cost for the mill of approximately U.S.$ 1.5 billion.  The capacity and value of the project were redefined due to three factors:  (i) changes in market conditions such as commodities and international price increases, especially for metals; (ii) currency appreciation over the U.S. Dollar; and (iii) strong demand for equipment in every sector of the economy.

The mill’s start up occurred in March 2009.  We believe that the pulp project mill in Três Lagoas, state of Mato Grosso do Sul, has a potential for a future second phase expansion.  See “Item 4. Information on Fibria — Property, Plant and Equipment — Expansion” and “Item 10. Additional Information — Material Contracts.”

6)     Joint-venture with Ahlstrom:

In May 2007, we announced an intended joint venture agreement with the Finnish company Ahlstrom for the paper production in our facility located in Jacareí, state of São Paulo.  The agreement was concluded in September 2007 and Ahlstrom acquired a 60% interest of this new joint venture for the paper assets in Jacareí mill, denominated Ahlstrom VCP Indústria de Papéis Especiais S.A. (“Ahlstrom VCP”), with an option to purchase the remaining 40% within two years.

In September 2008, pursuant to a series of options which were part of the agreement with Ahlstrom, we sold to Ahlstrom our remaining 40% equity interest in the joint-venture company for U.S.$ 42 million.  See “Item 4C. Organizational Structure” and “Item 10C. Additional Information — Material Contracts”.

The parties also signed a long-term agreement whereby Fibria will supply eucalyptus pulp, utilities and other services to Ahlstrom VCP at the Jacarei mill at competitive prices, in order to partly support an annual production capacity of approximately 105,000 tons per year of uncoated wood-free papers.

7)     Strategic Business Agreement (SBA) with Oji Paper:

In August 2007 we announced the execution of a long term SBA with Oji Paper.  The agreement will allow us to further our offering of thermal paper technologies in Brazil and the region of Latin America, while allowing Oji to expand its worldwide presence as a market leader in thermal technology.  Through the execution of the SBA, we will be able to draw on the technologies of Oji as well as its global subsidiaries including the technology of Kanzaki Specialty Papers, Inc (KSP), Kanzan Spezialpapiere GmbH (Kanzan) and Oji Paper Thailand Ltd. (OPT).  Going forward, we will be prepared to meet the growing demands of an expanding market by drawing on the technological process of Oji Paper globally.  The SBA agreement coupled with the completion in 2008 of our Piracicaba mill expansion permitted the continuation of enhanced quality products and improved value to our customers.  See “Item 10C. Additional Information — Material Contracts.”

Other recent developments include the following:

1)     The Aracruz Acquisition

In October 2001, we acquired 12.35% of the total share capital, (equivalent to 28% of the voting share capital) of Aracruz and became a party to a shareholders’ agreement with the members of the Lorentzen, Moreira Salles and Almeida Braga families (the “Families”) and Messers. Joseph Yacoub Safra and Moises Yacoub Safra (the “Safra” family) relating to the control of Aracruz. As a result, under US GAAP, we proportionally recognized our interest in Aracruz in our financial statements using the equity method.

On January 21, 2009, we acquired Arapar S.A., or Arapar, and São Teófilo Representações e Participações S.A., or São Teófilo, holding companies controlled by the Families, whose sole assets together consisted of 12.35% of the total share capital, (equivalent to 28% of the voting share capital) of Aracruz, for R$ 2,710 million (equivalent to U.S.$ 1,151 million at the exchange rate of January 21, 2009). Under the purchase agreement, the purchase price is payable in six semi-annual installments without interest as follows: (1) R$ 500 million was paid in January 21, 2009; (2) R$ 500 million was paid on July 5, 2009; (3) R$ 500 million was paid on January 5, 2010; (4) R$ 500 million is due on July 5, 2010; (5) R$ 410 million is due on January 5, 2011; and (6) R$ 300 million is due on July 5, 2011. At December 31, 2009 the U.S.$ equivalents of the remaining unpaid installments was U.S.$ 982 million.

On April 29, 2009, we purchased 12.35% of the total share capital (equivalent to 28% of the voting share capital) of Aracruz from Safra family, for R$2,710 million (equivalent to U.S.$ 1,241 million at the exchange rate of April 29, 2009).  The purchase price for these shares is payable in six semi-annual installments without interest, and except for one installment, are payable as follows: (1) R$ 600 million was paid during the period of April and May 2009; (2) R$ 500 million was paid in January 2010; (3) R$ 500 million is due in July 2010; (4) R$ 400 million plus interest computed at 105% of the Brazilian interbank borrowing rate (CDI) is due in October 2010; (5) R$ 410 million is due in January 2011; and (6) R$ 300 million is due in July 2011. At December 31, 2009 the U.S.$ equivalents of the remaining unpaid installments was U.S.$ 1,212 million.

Following these acquisitions, we owned 37.05% of the total share capital (equivalent to 84% of the voting share capital) of Aracruz.  As a result of these purchases, in accordance with US GAAP, we have fully consolidated the assets, liabilities and results of operations of Aracruz and its consolidated subsidiaries in our financial statements as from January 21, 2009, when we have acquired the control.

2)     Capital Increase

In April and May 2009, we issued and sold (1) 62.1 million common shares to our controlling shareholder, VID, for R$1,180 million, which was paid through the application of R$1,000 million of previously issued advances for capital increases and R$180 million in cash, (2) 43.6 million preferred shares to BNDESPar in exchange for 56.9 million common shares of Aracruz, representing 12.49% of the total share capital (equivalent to 5.51% of the voting share capital) of Aracruz, (3) 95.8 million preferred shares to BNDESPar for R$1,820 million in cash, and (4) an aggregate of 9.3 million preferred shares to the Families and Arainvest for an aggregate of R$180 million.

In connection with this capital increase, BNDESPar subscribed to debentures issued by VID that were convertible into common shares of our company held by VID. Under these debentures, VID was obligated to invest the net proceeds it received from BNDESPar to purchase shares of our company. On September 3, 2009, BNDESPar exercised its option to convert the VID Debentures. As a result of this conversion, VID transferred 30.5 million common shares of our company to BNDESPar. Upon this conversion and at that date, BNDES owned 41.8% of our outstanding shares and VID owned 35.2% of our outstanding shares.

3)     Mandatory Public Purchase Offer

In connection with the Aracruz Acquisition, on June 1, 2009, we announced the commencement of a mandatory public purchase offer for any and all outstanding common shares of Aracruz not held by us, as required under the Brazilian Corporation Law following a change in control of a publicly-held Brazilian corporation. The auction with respect to this tender offer took place on the BM&FBOVESPA from June 2 to July 1, 2009.  During the auction period, we acquired 13,828,307 common shares of Aracruz, representing 3.04% of the outstanding voting share capital of Aracruz (equivalent to 1.34% of the total share capital) of Aracruz, for an aggregate purchase price of R$236.6 million, payable according to the same payment schedule agreed by the Families and Safra family in connection with the Aracruz Acquisition.  Following this transaction, we owned 42.6% of the total share capital (equivalent to 98.2% of the voting share capital) of Aracruz.

4)     Stock Swap Merger

Following the Aracruz Acquisition, we began to implement a corporate reorganization to simplify our capital structure.  As part of this corporate reorganization, on August 24, 2009, VCP and Aracruz each held extraordinary shareholders’ meetings at which the Stock Swap Merger was approved. Pursuant to the Stock Swap Merger:

•      each issued and outstanding common share of Aracruz (other than common shares held directly or indirectly by VCP or with respect to which the holder exercises withdrawal rights) was exchanged for 0.1347 of VCP’s common shares;

•      each issued and outstanding preferred share of Aracruz (other than preferred shares held by VCP) was exchanged for 0.1347 of VCP’s common shares; and

•      Aracruz became a wholly-owned subsidiary of VCP.

5)     Merger of Aracruz into VCP

The merger of Aracruz became effective on December 31, 2009, as a result of the favorable vote at the extraordinary shareholders’ meetings held on December 22, 2009.

6)     Refinancing of Aracruz’s Derivative Debt

Aracruz suffered significant losses in 2008 from derivative transactions in a total amount of U.S. $2.160 billion.  These losses were due to the depreciation of the Real in the second half of 2008 and Aracruz’s short position with respect to the U.S. Dollar against the Real.  These transactions were unwound in October and November of 2008. As of December 31, 2008, Aracruz’s total obligations related to its derivative losses amounted to U.S.$ 2,160 million.  Aracruz renegotiated these liabilities with the respective counterparties under the relevant derivative financial instruments pursuant to a secured, long-term export prepayment facility agreement and secured loan, or the Export Prepayment Refinancing Credit Facility, which was executed on May 13, 2009 and under which Aracruz Trading International Ltd. ATI, a wholly-owned subsidiary of Aracruz, is the borrower. In addition to Aracruz’s obligations under these derivative financial instruments, outstanding export prepayment loans with certain bank creditors in an aggregate principal amount of U.S.$ 501 million were transferred by the relevant bank creditors in exchange for loans that would be repaid by ATI to these bank creditors pursuant to the terms and conditions set forth in the Export Prepayment Refinancing Credit Facility.  The refinancing of this indebtedness was completed on August 13, 2009. From the approximately U.S.$3.6 billion raised under this Liability Management Plan (See “Item 5. Operational and Financial Review Prospects — Liquidity and Capital Resources — Liability Management Plan”), U.S.$2,160 million were used to pay in December 2009 the pre-payment of significantly all of the derivative debt. This pre-payment resulted in a renegotiation of the financial ratios and other restrictions on this debt. On November 16, 2009, we successfully managed to conclude the renegotiation to align the terms of the derivative debt with those of its other existing contracts, thereby eliminating a significant number of restrictive conditions previously prevailing in the derivatives contract.

7)     Sale of Guaíba Unit

On October 8, 2009, we entered into a purchase and sale agreement with Empresas CMPC S.A., or CMPC, a company based in Santiago, Chile, for the sale of (i) our pulp and paper mill located in the city of Guaíba, in the State of Rio Grande do Sul, (ii) land totaling an area of approximately 212,000 hectares of forestland associated with this mill (of which 32,000 hectares are leased, under partnerships), (iii) licenses and authorizations for a project to expand the pulp mill’s production capacity to approximately 1.75 million tons a year, and (iv) all of the share capital of Aracruz Riograndense S.A., which we refer to collectively as the Guaíba unit, located in the municipality of Guaíba in the state of Rio Grande do Sul, for an aggregate purchase price of U.S. $1,430 million.

8)     On December 15, 2009 the Company concluded the sale to CMPC.  The original sale consideration of U.S.$ 1,430 million was reduced by U.S.$ 20 million for adjustments to leased assets (not impacting cash) and U.S.$ 28 million related to physical forestry measurements.  The transaction generated a loss of U.S.$ 90 million, recorded in Other operating (expense) income, net. This unit was a part of the Aracruz business and was not consolidated in 2008 and 2007. The disposition of the Guaíba unit has been treated as a discontinued operation.

On December 15, 2009 the Company received US$ 1,300 million and in January 2010 received a second installment of US$ 80 million.

Capital Expenditures

Our capital expenditures disbursements totaled U.S.$ 803 in 2009, U.S.$ 692 million in 2008 and U.S.$ 477 million in 2007.  We expect our capital expenditure to be U.S.$ 631 million in 2010. The increase in capital expenditures from 2008 to 2009 was mainly due to large investments in the increase of nominal capacity of the pulp mill in Três Lagoas (state of Mato Grosso do Sul). We continued investing in a new forest reserve (land acquisition and plantation) in Mato Grosso do Sul State, in the center of Brazil. These expenditures for land acquisition and forestry plantation not only reduce our dependence on raw materials from third parties, but also assure our supply of raw materials for current or eventual expansion of our pulp mill capacity.

We believe that our participation in Ripasa as a production unit, with 50% of volumes being sold by Fibria, the corresponding synergies and our prior investments in our own facilities will allow us to continue to grow and continue to implement our business plan.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2009	2008	2007
	in U.S.$ millions
Expansion	504	391	67
Forests (including land purchases)	201	222	216
Improvements/modernization	16	12	12
Other (includes maintenance and information technology)	76	35	58
Sub Total	797	660	353
Fixed assets related to Três Lagoas expansion purchased with proceeds of financial income earned on trust fund deposits (see “Item 4A. Information on Fibria — History and Development of Fibria)	6	32	124
Total	803	692	477

If we consider our 50% stake in Veracel, we have an additional capital expenditure of U.S.$ 39 million respectively, primarily related to the plantation and forestry maintenance, increasing our total capital expenditure for 2009 to U.S.$ 842 million.

The following table shows the estimated breakdown of planned capital expenditures during 2010, which is expected to be financed by cash generated from operations and by existing cash:

in U.S.$ millions
Expansion projects	31
Forests	351
Other (includes maintenance, information technology and improvements/modernization)	249
Total	631

If we consider our 50% stake in Veracel, which has planned 2010 expenditures of U.S.$ 85 million, respectively, we will have a total capital expenditure in 2010 of U.S.$716 million.

B.                                    Business Overview

After having acquired Aracruz in the first half of 2009, we became the world’s largest producer of market pulp, according to Hawkins Wright, with an aggregate pulp production capacity of approximately 5.4 million tons, representing approximately 32% of the world production capacity of BEKP, as of December 31, 2009.  We believe that we are one of the lowest-cost producers of BEKP in the world, primarily due to our economies of scale, state-of-the-art and strategically located production facilities, the short harvest cycle of our trees and our use of high-end technology in our operations.  In 2009, according to our estimates, we maintained a position as a leading producer of specialty carbonless and thermal paper in Brazil and as one of the five largest Brazilian producers of uncoated printing and writing paper (as reported by Bracelpa in 2008).  The results of operations of Aracruz is being consolidated into our financial statements as from January 21, 2009.  We recently adopted the trademark “Fibria” for our pulp and paper operations.

For the year ended December 31, 2009, we produced 4,789 kilotons of eucalyptus pulp (including 50% of Veracel), recorded consolidated net revenues from BEKP sales of U.S.$ 2,246.1 million (including 50% of Veracel), produced 313.8 kilotons of paper products and recorded consolidated net revenues from paper sales of U.S.$ 263.9 million. In 2008, we produced 1,404 kilotons of eucalyptus pulp, recorded consolidated net revenues from BEKP sales of U.S.$773.4 million, produced 318.1 (including the production from Conpancel) kilotons of paper products and recorded consolidated net revenues from paper sales of U.S.$ 593.1 million.

Our forest base (own land, leasing, partnership) is broad and diversified, and as of December 31, 2009, it comprised a total land area of approximately 1.043 million hectares located in six Brazilian states.  Out of this total, 585.1 thousand hectares consisted of forested areas and 393.4 thousand hectares of wild life conservation areas.

We produce bleached eucalyptus kraft pulp at the following three pulp mills, among others, 100% owned by our company:

•                  the Aracruz pulp mill, which has an annual production capacity of 2.3 million tons and which we acquired as part of the Aracruz Acquisition;

•                  the Três Lagoas pulp mill, which has an annual production capacity of 1.3 million tons and commenced operations on March 30, 2009; and

•                  the Jacareí pulp mill, which has an annual production capacity of 1.1 million tons.

In addition, we have (1) a 50% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia with an annual production capacity of 1.1 million tons, and (2) a 50% interest in Conpacel, which owns and operates a pulp mill in the city of Americana, State of São Paulo with an annual pulp production capacity of 650 kilotons. We account for our rights and obligations in this cost and production sharing venture according to our undivided interest as defined in the Consortium Agreement, and record them as part of our operations according to their nature.

We produce coated and uncoated paper, carbonless paper and thermal paper at our Piracicaba paper mill, which has an annual production capacity of 190 kilotons. In addition, Conpacel owns and operates a paper mill in the municipality of Americana, State of São Paulo with an annual production capacity of 390 kilotons of uncoated and coated paper.

Our paper distribution business unit, known as KSR, utilizes a multiple location, automated warehouse system that permits efficient distribution of an extensive product line, including graphic papers and products, throughout Brazil. This warehouse and distribution system is supported by a specialized transportation fleet.

Export sales accounted for 91% and 76% of our pulp sales volume during the years ended December 31, 2009 and 2008, respectively. Domestic sales accounted for 90%and 88% of our paper sales volume during the year ended December 31, 2009 and 2008, respectively. We export pulp and paper products from a terminal and warehouse that we operate at the port of Santos, in the State of São Paulo, and export pulp products from Portocel, a specialized port terminal that is operated by our subsidiary Portocel, which is located three kilometers from our Aracruz pulp mill, in the State of Espírito Santo.  We also operate a port terminal located in the city of Caravelas in the State of Bahia, from which we transport wood to our Aracruz pulp mill, and another port terminal in the city of Belmonte, in the south of the State of Bahia, from which we transport pulp produced by Veracel to Portocel.

The following map sets forth the location of the production facilities and the port terminals we operate:

Our Ownership Structure

We are jointly controlled by VID, a wholly-owned subsidiary of VPar (the holding company of the Votorantim Group) and BNDESPar, a subsidiary of BNDES. VPar in turn is controlled by Hejoassu Administração S.A. which is controlled by the Ermírio de Moraes family.  As a result of the purchase of an additional equity interest in Aracruz and corporate re-organization of Fibria, both of which occurred during the first semester of 2009, our exchange offer for outstanding Aracruz shares and the merger of Aracruz into us, our ownership structure and principal subsidiaries as of December 31, 2009 is presented in the following chart. See “Item 4. Organizational Structure” for the total economic structure of Fibria and “Item 5. Operating and Financial Review and Prospects — Operating Results — Recent Developments” for prospective changes in our ownership structure and principal subsidiaries:

(1) Fibria participates in a cost and production sharing venture with Suzano which operates a pulp and paper plant in Americana São Paulo.  Under the various agreements, the members each have a 50% undivided interest in assets, liabilities and operations of the venture.  Fibria is entitled to 50% of the Consortium’s production beginning September 1, 2008.  See note 4(a)(v) to the Consolidated Financial Statements.

As of December 31, 2009, our total shares amounted to 467,934,646 common shares. See “Item 5. Operating and Financial Review and Prospects — Operating Results — Recent Developments”.

Our Strengths

Global leadership in market pulp

We are the world’s largest producer of market pulp according to Hawkins Wright, with a total pulp production capacity of approximately 5.4 million tons as of December 31, 2009 and a focus on the international markets.  We estimate that in 2009 we accounted for approximately 32% of the world production capacity of BEKP, approximately 19% of the world production capacity of bleached hardwood kraft market pulp and approximately 10% of the world production capacity of chemical market pulp.  Our leadership is based on the sustainability of our forest operations (including as a result of the shorter harvest cycle in Brazil as compared to other relevant countries), our state-of-the-art technology (including modern facilities and advanced cloning methods), our high productivity, our strong customer base and our long-term relationships with our customers.

Low production costs

Our efficiently structured operations in Brazil result in relatively low cash production costs.  We believe that we are one of the lowest-cost producers of BEKP in the world.  Our low production costs relative to many of our competitors are due to a number of factors, including:

•                  our significant economies of scale;

•                  our advanced forestry techniques in managing the planting, maintenance and harvesting of our forests;

•                  our modern industrial plants;

•                  the comparatively short harvest cycle of our trees; and

•                  relatively low energy and chemical costs.

Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees in approximately seven years (on average) after planting, while harvesting cycles of other forest species in the southern United States, Canada and Scandinavia can last from 25 to 70 years.  Harvesting cycles of our main non-Brazilian competitors in the BEKP market (Spain, Portugal and Chile) are approximately eight to 10 years.

State-of-the-art production facilities

Our mills have adopted the latest designs, technologies and production processes as a result of significant investments we have made.  The advanced technology and production processes used in our mills allow us to use a lower level of raw materials, mainly chemicals, which consequently reduces our production costs. In addition, our mills have advantages over older mills, particularly with respect to reduced emissions and solid waste disposal, providing for a more streamlined, efficient and environmental-friendly pulp production process. The Três Lagoas and Veracel mills, two of the largest single-line pulp production facilities in the world, each also have one of the lowest production costs of market pulp per ton in the world. This is the result of state-of-the-art technology, including modern processes and equipments associated with efficiency in forests, as well as short distances between forests and mills.

State-of-the-art research and technology

Fibria began planting eucalyptus plantations at the end of the 1960s using seeds from the Rio Claro Forest Nursery (SP). At that time, four species were considered appropriate for the area: Eucalyptus grandis, E. saligna, E. urophylla, and E. alba. Since then, many superior trees were developed both as a result of the improvement program and the use of cloning. As a result, cloned forests offered significant gains in productivity, uniformity, and wood quality, giving the company an outstanding position on the world market. Fibria uses a group of selected clones in its plantations. These clones are frequently replaced to ensure sufficient genetic diversity and to reduce the probability of pests and diseases. Today, various genetic enhancement methods are used for developing advanced generations of Eucalyptus. Those techniques involve the selection of plants with better performance and crossing them during successive generations. In addition, Fibria constantly works on methods to boost plantation productivity. Thanks to continuous progress, the land now used to supply our pulp mills is one-half the area that would have been necessary 40 years ago when forest productivity levels were much lower.

Product development also made important advances in the drive to meet the principal demands of the paper market, with a view to augmenting the market share of eucalyptus fibers. As part of this process, distinctive alternative features of the fibers have been developed, in tandem with well-known and strategically chosen partners, involving the engineering of the fiber, the pulp production process and technology offered to the client. The progress achieved has enabled us to keep offering exclusive products despite operating in a commodity market. Technology forecasting has led to well thought out alternatives for new markets, as well as advances in basic know-how and applications in relation to bioenergy, climate change and the eucalyptus genome.

Integrated operations

Our operation is vertically integrated. It begins with eucalyptus seedling production, then plantation and forest keeping, and ends in our production mills after harvesting, logging and wood transportation. Then, our products are dispatched to our own harbor facility. In 2008, we were able to satisfy approximately 80% of fiber requirements with eucalyptus wood from our forests, and in 2009 this number increased to approximately 94% (including Guaíba’s consumption from January to November), reflecting the corporate changes in this year, and the influence of the wood supply in the new mill at Mato Grosso do Sul and in Aracruz’s mills in Espírito Santo.  The following table presents the wood source delivered at the mills (in m³):

Fibria Mills	Fibria Forests	Others	Total

Jacareí	3,447,470	222,081	3,669,551
Aracruz	7,013,699	1,049,679	8,063,378
Trës Lagoas	4,810,000	0	4,810,000
Veracel	1,744,000	0	1,744,000
Conpacel	1,152,293	60,647	1,212,940
Total	18,167,462	1,332,407	19,499,869

Considering the increase in total pulp production, only 12% of the pulp was converted into paper in 2009, as opposed to 16% in 2008 and 20% in 2007.  The integrated operations allowed us to maintain the cost of wood, our primary raw material, at low levels, and to mitigate certain wood shortage risks, as well as, the variation in wood market price.

Strong customer base

We have long-term relationships with leading global paper manufacturers, particularly in the tissue segment.  We have long-term sales contracts with the majority of our pulp customers, including most of our largest customers.

Efficient logistics

Our transportation and logistics activities are efficient and diversified.  The strategic location of our facilities allows us to have lower transportation costs for wood delivered to our production facilities and for finished products delivered to port terminals for export.  We use third-party providers to transport wood to our production facilities by truck, rail and barge.  The average distance from our forests to our mills is less than that of many of our domestic and international competitors, resulting in logistical efficiencies (for example, certain of our competitors in China meet their raw material needs with wood imported from Russia).  Our forests are located an average distance of 160 kilometers from our pulp mills.  Since October 2005, we have operated a railway terminal to receive wood at our Jacareí pulp mill, which has contributed to a significant reduction in wood transportation costs for this mill.  Portocel, the port terminal we operate in the State of Espírito Santo, is located approximately three kilometers from the site of our Aracruz pulp mill and permits us to not only efficiently export pulp produced at the Aracruz mill but also receive ocean barges containing pulp from our Veracel facility as well as wood harvested in the State of Bahia and used in the Aracruz pulp facility, thereby realizing significant reductions in transportation costs. We also export pulp and paper products from a terminal and warehouse that we operate at the port of Santos, in the State of São Paulo. We also have a strategically located distribution center in the State of São Paulo that allows us to efficiently store and distribute our pulp and paper products to the domestic market with a lower average transit time.

Conducting our operations in a sustainable way

We are committed to operating our businesses and resources in a sustainable manner in accordance with world-class sustainability standards. We have been part of the Business Sustainability Index (ISE) of the BM&FBOVESPA since 2005 and, in 2008 we were included in the Dow Jones Sustainability Index (DJSI)  alongside the leading global companies committed to the balance between economic, social and environmental issues.  We seek to use and process natural resources in our production processes with a minimum of waste; to efficiently use energy and, where possible, rely on renewable energy sources, such as biomass derived from wood debarking, bark and scraps which we use to generate thermal and electric energy; and to reduce greenhouse emissions in all of our operations.  We strive to be recognized as a leader in each of these areas in the locations in which we operate our businesses.

Our Strategies

Increase our market share in the international pulp market

We intend to take advantage of our competitive strengths to further increase our market share in the international pulp market.  We have focused our marketing efforts on the sale of BEKP to tissue manufacturers, a market segment that, in addition to being more stable than other market segments, has experienced global consumption growth at a cumulative aggregate annual growth rate of approximately 4.1% for the period from 1986 to 2008 and relative stability when compared to other paper manufacturers (coated and uncoated), which have experienced higher volatility and flat growth over the same period.

According to a recent survey by RISI, global tissue consumption is expected to grow at the rate of approximately 1.5% in 2009 and 3.3% in 2010, with China being the principal driving force for tissue consumption.

We believe that we can further increase our market share by leveraging our long-term customer relationships and focusing on customer service and product customization.  We continue to strive to meet our customers’ needs by supplying customized pulp products with specifications that facilitate their manufacture of specific paper products.  We strive for a high degree of customer satisfaction and are working to further improve the management of our inventory, which we believe will allow us to reduce the timing of our deliveries and better service our customers.

Enhance our financial strength and corporate governance

As of December 31, 2009, our total consolidated indebtedness amounted to U.S.$ 8,426 million, 72% of which represented long-term indebtedness.  We are working to reduce our leverage levels and have instituted the Liability Management Plan to aid us in this effort.  (See “Item 5. Operating and Financial Review and Prospects — Liquidity and capital Resources).  Furthermore and, in order to improve our access to capital sources, we intend to upgrade the listing of our shares to the Novo Mercado (“New Market”) listing segment of the BM&FBOVESPA.  The Novo Mercado listing segment imposes the most stringent corporate governance rules of any listing segment of the BM&FBOVESPA. All the adjustments necessary for the Company’s adhesion to Bovespa’s Novo Mercado have been made, with independent members on the Board of Directors and the Bylaws already amended to comply with this listing segment’s rules (see “Item 10. Additional Information — Shareholders Agreement of Fibria”).

Increase operating efficiencies

We intend to maintain the focus on our low-cost operations through greater operating efficiencies and economies of scale.  To this end, we intend to continue to:

•                  focus on reducing our wood costs through increased eucalyptus yields by continuing to invest in the genetic improvement of our trees;

•                  take advantage from climate and soil conditions in Brazil and the short harvest cycle of eucalyptus trees;

•                  capture synergies resulting from our acquisition of Aracruz;

•                  improve the efficiency of our operations through further investment in harvesting equipment, production facilities and advanced information technology.

•                  continue to develop state-of-the-art research and technology areas, with following objectives:

•                  to strengthen our leadership in Forestry Technology, as a major competitive advantage;

•                  to strive for operational excellence in all processes, to focus on meeting key quality demands at minimum cost and maintain lowest cost producer status;

•                  to enhance value addition and foster close relationships with clients via differentiation of products dedicated to key strategic customers;

•                  to enhance technological developments aimed at recognition of the socio-environmental excellence of Fibria’s operations and procedures; and

•                  to maintain and develop close awareness with regard to frontier technologies leading to innovative ways for the use of biomass and processing plants, such as the generation of biofuels, alternative energy sources and new products derived from the basic components of wood.

Our Products

We produce bleached eucalyptus kraft pulp and a variety of paper products.  We produce pulp both for sale and for use in our paper production. We sell pulp to the Brazilian domestic market and to the export market. We produce coated and uncoated printing and writing paper, carbonless, thermal and other specialty papers.

Pulp

We only produce bleached eucalyptus kraft pulp from planted eucalyptus trees.  Bleached eucalyptus kraft pulp is a high-quality variety of hardwood pulp. Eucalyptus is a hardwood tree, and its pulp has short fibers and is generally better suited to manufacturing tissue, coated and uncoated printing and writing paper and coated packaging boards.  Short fibers are optimal for manufacturing wood-free paper with good printability, smoothness, brightness and uniformity. “Market pulp” is the pulp sold to producers of paper products, as opposed to pulp produced by an integrated paper producer, for use in paper production facilities.  “Kraft” pulp is pulp produced in a chemical process using sulphate.

During the year ended December 31, 2009, we produced 4,789 kilotons of pulp (including 50.0% of the pulp production of Veracel and Conpacel) representing 41.5% of total Brazilian pulp production. In 2008, we produced 1,404 kilotons of pulp (including 50.0% of the pulp production of Conpacel), representing 11.52% of total Brazilian pulp production, compared to 1,348 kilotons in 2007, or 11.75% of total Brazilian pulp production.

The following table sets forth our production volume of eucalyptus pulp and a breakdown of our BEKP sales volume by market for the periods indicated.

	Year Ended December 31,
	2009		2008		2007(1)
	(thousands of tons)	% of total	(thousands of tons)	% of total	(thousands of tons)	% of total

Production volume(2)	4,789		1,404		1,394
Internal consumption(3)	196		260		346
Sales volume(4):
Brazil	462.8	9.4	289.3	18.5	227.8	15.4
Europe	1,465.3	29.9	543.7	34.8	557.6	37.7
North America	1,110.1	22.6	85.9	5.5	81.0	5.5
Asia/Middle East/Oceana/Africa	1,820.6	37.1	279.6	17.9	229.6	15.5
Latin America (excluding Brazil)	44.4	1.0	2.2	0.1	1.7	0.1
	4,903.2	100.0	1,200.7	76.9	1,097.7	74.1

(1)	Includes the production volume and sales volume of the Luiz Antonio pulp mill prior to February 1, 2007.
(2)

Includes 50% of the production volume of Conpacel’s Americana pulp mill from September 2008 and 50% of the production volume of Ripasa’s Americana pulp mill prior to September 2008. Excludes production volume of Aracruz for periods ending prior to January 21, 2009. Includes the sale of the pulp purchased from Veracel (50% of Veracel’s production) in 2009.

(3)	Represents integrated pulp used by our paper mills.
(4)

Includes 50% of the sales volume of Conpacel’s Americana pulp mill from September 2008 and 50% of the sales volume of Ripasa’s Americana pulp mill prior to September 2008. Excludes sales volume of Aracruz for periods ending prior to January 21, 2009. Includes the sale of the pulp purchased from Veracel (50% of Veracel’s production) in 2009.

The following table sets forth a breakdown of our BEKP net sales revenue by market for the periods indicated.

	Year Ended December 31,
	2009		2008		2007(1)
	(in U.S.$ million)	% of total	(in U.S.$ million)	% of total	(in U.S.$ million)	% of total

Net sales revenues(2):
Brazil	171.3	7.6	170.8	22.1	121.4	18.5
Europe	684.7	30.5	359.5	46.5	343.1	52.2
North America	518.7	23.1	56.8	7.3	49.9	7.6
Asia/Middle East/Oceana/Africa	850.7	37.9	184.9	23.9	141.3	21.5
Latin America (excluding Brazil)	20.7	0.9	1.4	0.2	1.0	0.2
	2,246.1	100	773.4	100	656.7	100

(1)	Includes the net sales of the Luiz Antonio pulp mill prior to February 1, 2007.
(2)

Includes 50% of the net sales revenue of Conpacel’s Americana pulp mill from September 2008 and 50% of the net sales revenue of Ripasa’s Americana pulp mill prior to September 2008. Excludes net sales revenue of Aracruz for the periods ending prior to January 21, 2009. Includes the sale of the pulp purchased from Veracel (50% of Veracel’s production) in 2009.

Paper

During year ended December 31, 2009, we produced 313.8 kilotons of paper (including 50.0% of the paper production of Conpacel). In 2008, we produced 318.1 kilotons of paper (including 50.0% of the pulp production of Conpacel), representing 3.38% of total Brazilian paper production, compared to 203.2 kilotons in 2007, or 2.26% of total Brazilian production.  The production and sale of uncoated printing and writing paper was our major line of business in the paper products segment in 2009, accounting for approximately 43.3% of our paper sales volume.

The following table provides a brief description of our principal paper products and lists the facilities where they are produced by us:

Product	Description	Facility
Coated printing and writing paper	Coated woodfree paper used for promotional materials, folders, internal sheets and cover of	Piracicaba and Conpacel

magazines, books, tabloids, inserts and mailing.
Uncoated printing and writing paper	Uncoated woodfree paper in reels, sheets and cut-size designed for maximum performance in photocopying machines and laser and inkjet printers, and alkaline offset paper.	Conpacel
Carbonless paper	Used to produce multi-copy forms for credit card receipts, invoices and other applications in place of traditional carbon paper.	Piracicaba
Thermal paper	Traditionally used in fax machines; new applications include supermarket receipts, bar code labels, toll tickets, water and gas bills and receipts for ATMs and credit card machines.	Piracicaba

Printing and writing paper.  According to Bracelpa, in 2009, we were Brazil’s fourth largest producer of uncoated offset paper, third largest producer of uncoated cut-size paper and second largest producer of coated paper.  In 2009, we produced 252,425 tons of printing and writing paper, consisting of 157,419 tons of uncoated paper and 95,006 tons of coated paper.  We produce coated and uncoated paper in reels and sheets and cut-size paper.  We estimate based on Bracelpa and imports statistics that, as of December 31, 2009, we have estimated domestic market shares of 19%, 7% and 13% in the coated, uncoated (offset) and cut-size printing and writing markets, respectively.

Carbonless and thermal papers.  In 2009, we manufactured 61,380 tons of thermal and carbonless paper in reels and sheets at our Piracicaba production facility. As of December 31, 2009, we estimate our domestic market share is 76% in each of the carbonless and thermal paper markets.

We manufacture thermal paper products with technology licensed by Oji Paper, a market leader for thermal papers, under certain technology licensing agreements.  We have a technology transfer agreement with Oji Paper pursuant to which Oji Paper has agreed to share secret formulas, processes, technical information and know-how it has developed relating to the production of thermal paper. The agreement also grants us an exclusive, non-assignable license to manufacture and sell certain thermal papers in Brazil and a non-exclusive, non-assignable license to sell such products in Latin America, Africa and the Middle East. In August 2007, we enhanced our existing agreement with Oji Paper by executing a long-term strategic business agreement with them, which allows us to further expand the offering of thermal paper technologies in Brazil and the Latin America region, thereby also allowing Oji Paper to expand its worldwide presence as a market leader in thermal paper technology.  Pursuant to our strategic business agreement with Oji Paper, we will also be able to draw on the technologies of Oji Paper’s global subsidiaries, including Kanzaki Specialty Papers Inc., Kanzan Spezialpapiere GmbH and Oji Paper (Thailand) Ltd.  Going forward, we believe that we will be prepared to meet the growing demands of an expanding market by drawing on the technological processes of Oji Paper globally, and we anticipate that our strategic business agreement coupled with the expansion of our Piracicaba mill will allow us to continue to enhance the quality of our thermal paper and offer improved value to our customers.

The following table sets forth our production volume of paper by product and shows a breakdown of our paper sales volume by product for the periods indicated.

	2009		2008		2007(1)(2)
	(thousands of tons)	% of total	(thousands of tons)	% of total	(thousands of tons)	% of total

Production volume(3)
Uncoated paper	157.4	50.2	155.5	50.0	210.4	48.6
Coated paper	95.0	30.3	97.1	29.8	149.8	34.6
Carbonless, thermal and specialty paper	61.4	19.6	65.5	20.1	72.5	16.8
	313.8	100.0	318.1	100.0	432.7	100.0
Domestic net sales(4):
Uncoated paper	127.7	34.2	121.1	39.6	158.4	31.7
Coated paper	91.1	24.4	98.3	22.0	129.0	25.8
Carbonless, thermal and specialty paper	117.8	31	126.3	28.2	114.4	22.9
Total domestic net sales	336.6		345.7		401.8
Export net sales	37.0	9.9	45.0	10	97.4	19.5
	373.6	100.0	390.7	100.0	499.2	100.0

(1)

Includes the production volume and sales volume of the Luiz Antonio paper mill prior to February 1, 2007, the Mogi das Cruzes paper mill prior to May 1, 2007 and the Jacareí paper mill prior to September 3, 2007.

(2)

Excludes 50% of the production volume and sales volume of Ripasa’s Embu paper mill prior to March 30, 2007 and 50% of the production volume and sales volume of Ripasa’s Cubatão and Limeira paper mills prior to November 1, 2007.

(3)

Includes 50% of the production volume of Conpacel’s Americana paper mill from September 2008 and 50% of the production volume of Ripasa’s Americana paper mill prior to September 2008. Excludes production volume of Aracruz for periods ending prior to January 21, 2009.

(4)	Excludes the Guaíba Unit, which was considered as discontinued operation in 2009.

Our Pulp and Paper Production

Production Facilities

The following table provides certain information regarding our production facilities and production for the periods indicated:

		Annual Production Capacity as of	Production for the Year Ended December 31,
Facility	Location	Dec 31, 2009	2009	2008	2007
		(tons per year)	(in tons)
Pulp Facilities:
Aracruz(1)	Espírito Santo	2,300,000	2,203,125	—	—
Três Lagoas	Mato Grosso do Sul	1,300,000	803,653	—	—
Jacareí	São Paulo	1,100,000	1,070,197	1,081,930	1,080,100
Veracel(1)(2)	Bahia	550,000	523,236	—	—
Conpacel(3)	São Paulo	170,000	188,853	181,300	144,200

Paper Facilities:
Conpacel(3)	São Paulo	195,000	194,075	194,000	193,300
Piracicaba	São Paulo	190,000	119,730	164,300	159,400

(1)	Represents mills acquired as part of the Aracruz Acquisition. Excludes the Guaíba Unit which was considered as discontinued operation in 2009.
(2)	Represents 50% of the annual production capacity and production of Veracel’s pulp mill. Veracel is a joint venture in which each of Stora Enso and our company has a 50% interest.
(3)	Represents 50% of the annual production capacity and production of Conpacel’s pulp and paper mill. Conpacel is a consortium in which each of Suzano and our company has a 50% interest.

Pulp Production Process

We use advanced, automated harvesting equipment in our forests.  The logs are transported either by truck, rail or barge (or a combination of these) from the forests to our production facilities where they are unloaded and then taken by conveyor belt to be debarked and chipped. In 2001, the Jacareí mill introduced a new, more efficient production process whereby wood chips for the production of pulp are produced at plantation sites using portable chipping equipment.  With these new chipping machines, we are able to carry out chipping in the forest and thereby improve tree utilization and reduce noise levels at the mill.  In addition, forest residues are returned directly to the plantation soil, contributing to the recycling of nutrients. The chips are sent to digesters, where they are mixed with chemicals and cooked under pressure. During this process, lignin and resins are removed from the wood.  Once removed, the lignin is used as fuel to produce steam and electrical energy for our pulp mills. The used chemicals are removed at various stages of the production process and recycled within our pulp mills.

The unbleached pulp is then sent through the oxygen delignification process and the chemical bleaching process, traditionally using chlorine dioxide, ozone and hydrogen peroxide (Jacareí mill) or chlorine dioxide, oxygen and hydrogen peroxide (Três Lagoas and Aracruz mills). The cellulose fibers are screened, pressed and dried.  The dried pulp is cut into sheets and packed into bales, resulting in market pulp.

Among the various chemical processes for producing chemical pulp, the most common is the kraft process, which we use to produce our pulp.  The kraft process helps to maintain the inherent strength of the wood fibers and thus produces a pulp that is especially well suited for manufacturing printing and writing papers, specialty papers and tissue.

The kraft pulp production process traditionally involved the use of elementary chlorine for bleaching.  In recent years, demand for pulp that is bleached using little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water.  Elemental chlorine free, or ECF, pulp is produced without using elementary chlorine in its bleaching process.  We only produce ECF pulp.

Paper Production Process

Production of paper begins with the production of its principal raw material, pulp, from wood. We only produce printing and writing papers and specialty papers, which include thermal and carbonless paper.  Printing and writing papers are classified according to whether they are coated or uncoated and whether the pulp from which they are made is chemically processed to eliminate lignin, called wood-free paper, or contains some lignin, called mechanical or wood-containing.  We make uncoated and coated wood-free printing and writing paper.

To produce printing and writing paper, we use 100% short-fiber eucalyptus bleached pulp.  Once delivered to the paper mill, the pulp is refined, which increases the level of resistance of the fibers for the production of specific grades of paper.  Certain materials are then added to the refined pulp to strengthen and improve the quality of the paper. These additives include synthetic sizing and precipitated calcium carbonate (the alkaline process). The mixture is then pumped to the paper machine where the paper is pressed and dried.  Finally, the resulting paper is sent to be finished in accordance with customer specifications.

Throughout the production process from wood to paper, various pulp and paper byproducts are produced that may be converted internally into value-added products or sold.

Raw Materials

Wood

Our pulp production is solely from eucalyptus hardwood grown in sustainable forest plantations. During 2009, we were able to meet 93.7% of the total fiber requirements with eucalyptus wood from our forested areas. Wood cost varied from 29% to 42% of our pulp cash cost during the year. The wood cost variation is caused by the differences  between each pulp mill’s operation technology and the forest management practices, which in turn, vary due to diverse type of soils and climate conditions.

Eucalyptus trees are among the fastest-growing trees in the world given that climate and soil conditions in Brazil allow for eucalyptus tree harvest rotations of approximately seven years, as compared to harvest rotations of approximately 10 to 12 years in Chile, and up to 25 years in the southern United States. Our paper production uses pulp as a raw material.

Our forestry base is broad and comprised of total forestry area of 1,042,680 hectares as of December 31, 2009 located in seven Brazilian states, consisting of 585,088 hectares of planted areas and 393,400 hectares of preserved areas. In addition, our production facilities and land destined for other uses occupy approximately 64,191 hectares of land.  The following table describes the location and the area of our land:

State	Forested	Conservation	Other	Total
	(in hectares)
Rio Grande do Sul(1)	42,796.3	59,697.4	7,938.4	110,432.1
São Paulo(2)	118,772.8	68,828.3	12,376.2	199,977.3
Minas Gerais	13,284.5	12,774.3	1,168.6	27,227.3
Rio de Janeiro	1,695.3	1,464.8	250.9	3,411.0
Mato Grosso do Sul	154,164.1	67,769.8	16,440.1	238,374.0
Bahia(3)	150,702.8	122,010.3	15,901.7	288,614.8
Espírito Santo(4)	103,672.6	60,855.0	10,115.4	174,642.9
Total	585,088.4	393,399.9	64,191.3	1,042,679.5

(1)	Excludes the Guaíba Unit which operations were discontinued in 2009.
(2)	Includes 50% of the forests associated with the production facility of Conpacel.
(3)	Includes 50% of the forests associated with the production facility of Veracel.
(4)	Includes 10,355.7 hectares to be transferred to an Indian reservation.

Energy

We use several sources to generate thermal and electric energy for our respective operations, including black liquor, biomass derived from wood debarking, bark and scraps, natural gas and fuel oil.

In 2009, we generated internally approximately 91% of our electric energy requirements for the pulp and paper production process. Of the total amount of thermal and electrical energy used, 90% was from renewable fuels, such as black liquor and biomass that are byproducts of the pulp production process, and 10% was from non-renewable fuels that we purchased, such as oil and natural gas.  Conpacel generated approximately 45% of its energy requirements for the pulp and paper production process internally, of which 82% was from renewable fuels, and 16% was from non-renewable fuels.  At the Aracruz unit, 98% of the electrical energy needs in 2009 were met by burning by-products generated from pulp production.  We believe that our internal sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

The remainder of our energy needs is met through purchases of electricity, fuel oil and natural gas from other sources.

Chemicals

We use several chemicals in the pulp bleaching process. We have significant dependence on certain chemicals and, therefore, adopts strong measures to mitigate it.  Until December 1999, we maintained and operated an electrochemical plant on the same site as the mill at the Aracruz Unit to produce some of the chemicals used in the pulp bleaching process, specifically chlorine, caustic soda and sodium chlorate.  In 1999, Aracruz sold an electrochemical plant at its Barra do Riacho production facility to Canadianoxy Chemicals Holdings Ltd., or Canexus. In connection with this sale, Canexus and Aracruz entered into a successively renewable contract for the reciprocal supply of raw materials, services and products over a 25-year period.  The agreement obligates Aracruz to provide a continuous supply of raw materials, primarily water and steam, to the electrochemical plant, and the plant to provide bleaching chemicals to us, at competitive prices. At the time of the sale, the electrochemical plant had the capacity to produce approximately 36,000 tons per year of sodium chlorate, 36,000 tons per year of caustic soda and 32,000 tons per year of chlorine.  The plant also produces hydrochloric acid and sodium hypochlorite (liquid bleach). In the event of termination of the agreement or a proposed sale by Canexus, the agreement provides that Aracruz has the right of first negotiation for the acquisition of the electrochemical plant.  Any interruption of the operations of the electrochemical plant could require us to seek alternative sources in the market for certain chemicals essential to our production of pulp.

As of December 31, 2009, we had long-term “take-or-pay” contracts with several suppliers of chemical products, power, transport and diesel fuel for periods from one to 10 years.  Our contractual obligations in connection with such contracts were approximately U.S.$ 77 million in 2009, U.S.$ 64 million in 2008 and U.S.$ 58 million in 2007.  Additionally, we have long-term “take-or-pay” contracts with a supplier of pulp for 30 years.  The contractual obligation in connection with this contract is U.S.$ 52 million in 2009, U.S.$ 65 million in 2008 and U.S. 42 million in 2007. See Note 17 “Commitments and Contingencies” to our consolidated financial statements.

Water

Water, while not a significant cost component of our raw materials, is essential to the production of pulp and paper.  In 2009, we used 30.9 cubic meters of water per ton of pulp and paper (IPPC — Integrated Pollution Prevention Control reference is 30 to 50 cubic meters per ton).  We believe our water usage rates are among the lowest usage rates within the pulp and paper industry and we are continually introducing new technology and implementing improvements in our industrial processes and methods to further decrease our usage rates.  We believe that our water supplies are currently adequate.

The water used at the Três Lagoas, Jacareí and Piracicaba units is obtained from the Paraná, Paraiba do Sul and Piracicaba River systems, which are adjacent to our mills. Each river system is within a separate hydrological river basin, thereby reducing the overall risk of unavailability of water due to adverse atmospheric or hydrological conditions.  The water used at the Aracruz Unit is provided by several rivers and a public interest project between Aracruz and the municipal governments of Aracruz and Linhares, a neighboring city, to obtain water from the Rio Doce River through an existing system of canals and rivers.  The project provides water for the local communities and for the industrial and chemical districts of the Municipality of Aracruz, as well as for irrigation of agricultural activities in the northern region of the State of Espírito Santo.  The water from these sources flows into a 35 million cubic meter reservoir on the mill site. We estimate that the reservoir in the Aracruz Unit holds enough water to supply the mill’s needs for a five-year period in the event of a drought.

In the Aracruz Unit, wastewater undergoes a two-stage purification treatment process before it flows into the ocean.  The Jacareí and Três Lagoas mills use the technology of activated sludge in double stage to treat the wastewater and the Piracicaba mill uses active sludge in one stage, which guarantees at least 95% of BOD (Biological Organic Demand) removal.

The Brazilian government imposes tariffs on the industrial usage of river water.  These tariffs have not had a significant impact on our costs.

Logistics

Delivery of Wood to Our Pulp Mills

Our forests are located an average distance of 160 kilometers from our pulp mills. We transport wood to our mills by truck, rail and sea barge. In 2009, we transported a total of approximately 19.5 million cubic meters of wood to our mills from which 88% through truck, 10% through sea barge (or a combination of these) and 2% through rail. Although sea barge and rail transport have a smaller participation in wood logistics, both of them have a strategic role in optimizing logistic costs at the Aracruz and Jacareí mills, respectively. Transportation of wood to the mills represents a large portion of our pulp production costs, and improvements in transportation logistics and costs are a priority for the company.  See “Item 4. Information on Fibria — Property, Plant and Equipment” for details regarding our logistics.

At the Aracruz unit, in the end of 2002, we improved the logistics of our rail transportation and  launched a Multimodal Transportation Systems—Maritime, Road and Rail—, with the main objective to enhance logistics and further integrate the Mill-Port-Forest system. In 2003, a four kilometer-long rail spur used for unloading wood shipments directly at the Aracruz pulp mill’s yard was completed. This improvement was important to optimize the receiving process of the wood that comes from the northern part of the State of Minas Gerais and other areas within the State of Espírito Santo. Our integrated, coastal wood shipment project involves an integrated tug and barge system and two port terminals. This sea transportation system links the far south of Bahia to the mills in the State of Espírito Santo. The port complex of Portocel, adjacent to the mills at Aracruz, receives wood from plantations in southern Bahia via barge. In 2009, the operation between Caravelas and Portocel was able to transport over 2.0 million cubic meters of wood. Besides optimizing transport costs, the sea mode eliminated over 60,000 truck journeys along the BR 101 highway last year, reducing traffic on the road and cutting emissions of greenhouse gases as a result of lower fossil fuel consumption. In addition, Portocel’s terminals are used to export over 98% of the pulp produced in Aracruz mills, and 100% of Veracel’s production (considering the 50% owned by Fibria). We own 51% of Portocel, the company that operates the port terminal of Aracruz. The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer and one of our competitors.

In March 2005, we executed an agreement with a major logistics company to transport wood to our Jacareí pulp mill and also approved an investment to construct a railway terminal to unload the wood at the Jacareí pulp mill.  The new wood terminal has been operational since October 2005 and has resulted in a significant reduction in our wood transportation costs.

Delivery of Pulp and Paper to Our Customer

All of our pulp produced for export is delivered to our customers via ocean-going vessels.

In September 2002, we signed a pulp transportation contract with MRS, permitting the construction of a railway spur-line connecting the Jacareí plant to MRS’s main railroad line, and thereby enabling us to transport pulp by rail from the mill to the port of Santos. The pulp transportation agreement requires the transportation of a minimum tonnage equivalent to U.S.$7.4 million per year, over a ten-year period.  We have a concession from the government of the State of São Paulo to operate a terminal and a warehouse at the port of Santos. The concession was granted under a renewable ten-year operational lease agreement with Companhia Docas do Estado de São Paulo—CODESP that expires in September 2017.

The port of Santos is located on the coast of the State of São Paulo, approximately 150 kilometers from the Jacareí mill. The operation of the port has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs.  Our total warehouse area at the port of Santos is 16,020 square meters and our total warehouse volume capacity at the port of Santos is 38,000 square meters.

The pulp produced for export at the Aracruz pulp mill is transported by truck from the mill to the port of Aracruz (Portocel), which is located approximately three kilometers from the mill site.  The port is a modern facility that currently has the capacity to handle approximately 10 million tons of pulp and wood per year, moving up to 5.5 million tons of pulp overseas. Warehouse facilities at the port are capable of storing approximately 220,000 tons of pulp (static storage).

In September 2007, we executed an agreement with América Latina Logística S.A., or ALL, to provide transport services for more than 1 million tons per year of pulp from the Três Lagoas pulp mill to the port of Santos for a twenty-year term beginning in 2009.  The agreement, pursuant to which we anticipate investing approximately U.S.$70 million, stipulates: (1) railway transport service from the facility to the port of the pulp volume produced in Três Lagoas; (2) construction of a railway spur line connecting ALL’s main rail line to the facility; and (3) investments by both us and ALL for wagons, locomotives and permanent railway infrastructure.

We also use trucks owned and operated by third parties to transport finished pulp and paper products from our facilities to our customers in Brazil and other regions in Latin America.

In September 2007, we contracted Abrange Logística to handle all the operational logistical activities for our Jacareí, Piracicaba, Limeira and Três Lagoas plants and Conpacel’s Americana plant. In connection with this logistics outsourcing contract, in 2008, we established a strategically located distribution center accessible by two major road systems (Anhanguera and D. Pedro) in Campinas, São Paulo.  The distribution center’s total covered storage area is 15,000 square meters, providing a storage capacity of approximately 21,000 metric tons of paper. Our Piracicaba and Conpacel paper mills now transfer the majority of their production to this distribution center where the products are stored and efficiently distributed with a lower average transit time.

We derive additional logistical synergies from KSR, our paper distribution business unit and a leader in the paper distribution sector in Brazil.  KSR plays a strategic role in our paper operations through its ability to reach all regions of Brazil and service customers in areas such as printing, editorial, stationery, copying, small business, converters (forms, notebooks), newspaper, and public authorities.

Marketing and Sales

We sell our pulp and paper products in both the domestic and export markets.  Our internal sales staff consists of 58 employees operating throughout Brazil, excluding the sales staff of KSR, our paper distribution business unit.  KSR has a sales staff of 220 employees and 67 independent sales agents.  Our subsidiary Fibria International GmbH (Austria), employs 21 sales and marketing staff, who operate throughout Europe, North America and Asia.

We are focused on developing close, long-term customer relationships by meeting the customer’s specific requirements, and we constantly seek to increase our understanding of our respective customers and tailor our products to customer needs.

Pulp

The sales volume of pulp fiber in 2009 reached a total of 4,903,168 tons, about 308% higher than the volume traded in 2008. This significant increase was mainly due to the acquisition of Aracruz in January 2009 and increased availability of product from a new plant in Três Lagoas.  Exports accounted for 91% of total sales of pulp, and the Asian market absorbed the largest amount - 1,820.6 kilotons, or 37% of total sales. Sales to Asia showed record growth of 551% in 2009. Sales to the domestic market also increased 60% in 2009 to the level of 462.8 thousand tons.  This increase was mainly due to sales for the new paper machine from International Paper at Três Lagoas. Traditional markets for pulp, Europe and North America, purchased in 2009 1,465.3 thousand tons and 1,110.1 thousand tons of pulp, respectively.

Sales in 2009 were distributed among end use segments as following: 43% Tissue, 33% Printing and Writing and 24% Specialty.

We have long-term sales contracts with a substantial portion of our customers, including several of our largest customers.  These contracts generally commit our customers to specified monthly purchases of pulp at prices announced each month.  These prices may vary among the different geographic areas in which our customers are located and generally follow the established list price of BEKP announced by major global pulp producers.

Paper

In 2009, 90% of our paper sales volume and 93% of our net revenues from paper sales, including 50% of Conpacel sales, were generated in the domestic market. Our customer base for paper products is substantially diversified.  None of our domestic or international customers accounted for more than 10% of our sales of paper products in 2009.

We sell approximately 13% of our paper products through KSR.  Domestically, KSR’s distribution network consists of 19 branches (32 point of sales), which are strategically located with warehouses used for storage purposes, and a workforce composed of 68 independent sales agents.  As of December 31, 2009, KSR was the segment leader in paper distribution in Brazil, with an estimated market share of approximately 20%.  Through KSR, we sell paper products to approximately 14,000 customers, including small printers, stationery stores and industrial companies throughout Brazil, as well as the Brazilian government.  KSR also sells the products of other paper companies in areas where they do not compete with us, in both the export and domestic markets.  As a result, we are able to offer a wide range of complementary products, with prompt delivery.

We also sell our paper products in all major world markets. In 2009, we exported 34,153 tons of printing and writing paper, which primarily consisted of uncoated paper. We also exported 2,860 tons of carbonless and thermal papers.  In 2009, 46% of our net sales from paper exports were to North America, 15% to Europe and 39% to Latin American countries other than Brazil.

Contractual Consortium and Jointly Controlled Company

Conpacel

In September 2008, Ripasa, in which we and Suzano each owned 50% interests, was transformed into Conpacel, a production unit operating as a cost and production sharing consortium. Conpacel operates an integrated pulp and paper mill in the city of Americana, in the state of São Paulo. Conpacel produces bleached eucalyptus kraft pulp and uncoated and coated paper. Conpacel’s annual pulp production capacity is 650,000 tons and its annual paper production capacity is 390,000 tons.

Each of Fibria and Suzano has an undivided 50% interest in the assets, liabilities, costs and operations of Conpacel.  Each of Fibria and Suzano are entitled to 50% of Conpacel’s production. Conpacel does not make sales directly to third parties.

A consortium contract with a term of 30 years defines the obligations and responsibilities of Fibria and Suzano, rights to revenues, and management of operations and accounting. Conpacel may be wound up prior to the expiration of the terms of the consortium contract through deliberation of the parties, bankruptcy or settlement.

Under the consortium contract, a general manager that is independent of Fibria and Suzano is responsible for determining Conpacel’s capital expenditure budget and for determining the capital contributions required to be made by Fibria and Suzano to Conpacel.

Under Brazilian law, contractual consortiums, such as Conpacel, do not constitute legal entities. Fibria and Suzano are responsible for Conpacel’s assets and liabilities as per their respective contractually defined obligations.

Veracel

Veracel, is a company (sociedade anônima de capital fechado) organized under the laws of Brazil, in which each of Fibria and Stora Enso owns 50% of the equity interests (it had been a joint-venture between Aracruz and Stora Enso). Veracel grows and manages eucalyptus plantations and operates a pulp mill in the city of Eunápolis, in the state of Bahia. Veracel produces BEKP and has an annual production capacity of 1.1 million tons.

Fibria and Stora Enso have entered into a shareholders agreement defining their respective rights and obligations as shareholders of Veracel. This shareholders agreement expires in January 2023 and can be automatically extended for successive 20-year terms unless notice to the contrary is given by either party.

The Veracel shareholders’ agreement provides that:

•      each of Fibria and Stora Enso has the right to nominate three members of Veracel’s six-member board of directors;

•      under certain circumstances, Fibria and Stora Enso may be required to make capital contributions to Veracel, on a pro rata basis;

•      if either shareholder fails to comply with any of its obligations regarding Veracel’s funding needs in connection with Veracel’s investment plan and capital contributions, the other shareholder shall have the right to require the defaulting shareholder to transfer all (but not less than all) of its shares to the other shareholder at a discounted market value calculated according to the provisions of the Veracel shareholders’ agreement;

•      so long as either Fibria or any of its subsidiaries is a shareholder of Veracel, Fibria will not acquire (or cause to be acquired) any interest in real property in the core area of Veracel;

•      so long as either Fibria or any of its subsidiaries is a shareholder of Veracel, Veracel will not acquire (or cause to be acquired) any interest in real property in the core area of Fibria.

In March 2005, Aracruz entered into a Pulp Supply and Purchase Agreement with Veracel pursuant to which Aracruz has agreed to buy 50% of the annual output of pulp from the Veracel mill. This agreement entered into force in May 2005, and will be in effect for as long as the Veracel Shareholders’ Agreement is effective.

Vendor Program

Sales of our products to our domestic customers are for cash, credit or through a program called the vendor program.  For purposes of this annual report, we have referred to our credit sales as the “non-vendor program.”  See “Item 5. Operating and Financial Review and Prospects — Revenue Recognition and Accounts Receivable — Vendor Program”.

Competition

We are the largest producer and exporter of BEKP in the world. In the pulp market, competition is based primarily on quality (particularly consistency of product), service, price and reliability. Brazilian eucalyptus pulp producers have significant cost advantages over producers in other regions.

We estimate that in 2009 we accounted for approximately 32% of the world production capacity of BEKP, approximately 19% of the world production capacity of bleached hardwood kraft market pulp and approximately 10% of the world production capacity of chemical market pulp.

The table below shows the production capacity of the ten largest producers of market pulp in 2009

Producer	Tons (in thousands)
Fibria	5,400
Arauco	3,205
APRIL	2,430
Sodra	2,065
CMPC	2,020
Weyerhaeuser	1,820
APP	1,730
UPM - Kymmene	1,700
Stora Enso	1,685
Canfor Corporation	1,675

Source: Hawkins Wright — November 2009 market outlook and Fibria analysis

In the domestic market, Fibria had a market share of 41.5% of the Brazilian BEKP market in 2009 in terms of volume.

To the extent that pulp from other hardwoods can be substituted for the slightly more expensive BEKP, producers of BEKP also compete with producers of pulp from other hardwoods. Such competition is based more on cost and less on quality or suitability of the pulp for use in higher quality paper products. Although bleached hardwood kraft market pulp is produced in most regions of the world, the dominant producers are located in Asia, Latin America and Europe, which as of December 31, 2009 accounted for 85% in the aggregate, and 22%, 44% and 19%, respectively, of the world’s total bleached hardwood kraft market pulp production capacity.

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

According to Bracelpa, we were the fourth largest Brazilian paper producer by volume, after International Paper, Suzano and Klabin.  In addition, we are the leader in Brazil in the production of certain specialty papers such as carbonless and thermal paper. Our main competitors in carbonless and thermal paper are located outside of Brazil.

Environmental policies

The Brazilian constitution grants the federal government, state and munipalities the power to enact environmental protection laws and issue regulations under such laws. While the federal government has the power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations. The municipalities may only issue regulations with respect to matters of local interest or to supplement federal or state laws. Most of the environmental regulations in Brazil are thus at the state and local level rather than at the federal level, with environmental standards established in the operating permits issued to each plant rather than through regulations of general applicability. Applications for the renewal of operating permits are reviewed periodically.

The procedure to obtain an environmental license includes the following:

•      the preliminary or provisional license — granted during the preliminary stage of the planning of the facility. This license provides an approval for the location and concept of the facility based on its environmental impact and establishes the basic requirements to be met during the subsequent stages of the project implementation;

•      the installation license — authorizes the construction of the facility in accordance with the specifications set forth in the plans, programs and projects approved by the authorities; and

•      the operating license  — authorizes the operation of the facility after receipt of the preliminary and the installation licenses, and provides confirmation by the authorities that the environmental control measures and conditions required for the operation of the facility have been taken.

Environmental licenses are valid for a specified term but may be cancelled if any of the conditions or requirements imposed by the licensing authority for maintenance of the relevant license is not fulfilled.

Occasionally, jurisdictional conflicts among environmental licensing authorities occur when the proposed exploratory activity is in a location that is regulated by more than one municipality or state, or is under the jurisdiction of both the state and federal governments. In addition, depending on the level of the environmental impact that is caused by the exploratory activity, the environmental licensing procedure may require assessments of environmental impact and the holding of public hearings, which may increase the complexity and the duration of the licensing procedure considerably, and expose the exploratory activity to potential legal claims.

All of the states of Brazil require licenses for the installation and operation of our industrial plants. These regulations were introduced in the last ten to twenty years. We are subject to the regulations of state environmental agencies of São Paulo, Espírito Santo, Rio Grande do Sul and Mato Grosso do Sul, respectively known as Companhia Ambiental do Estado de São Paulo (CETESB), Instituto Estadual do Meio Ambiente (IEMA), Fundação Estadual de Proteção Ambiental Henrique Luiz Roessler (FEPAM) and Instituto de Meio ambiente do Mato Grosso do Sul (IMASUL). Pursuant to these state regulations, state authorities are empowered to regulate a company’s operations by providing company-specific environmental standards in such company’s operating permit.

Our forestry activities are jointly regulated by the Brazilian federal environmental agencies and the state environmental agencies of the states of São Paulo, Espírito Santo, Minas Gerais (Fundação Estadual do Meio Ambiente (FEAM)), Bahia (Secretaria Estadual do Meio Ambiente (SEMA)) and Rio Grande do Sul.  The planting and cutting of trees is subject to prior approval by the relevant state or federal environmental agency. Brazilian law requires that at least 20% of the landholdings of a forestry company be registered and maintained with native species.

In addition, our operations are subject to various environmental laws and regulations issued by governmental authorities relating to air emissions, element discharges, solid waste and odor.

Pursuant to Brazilian law, individuals or legal entities that violate environmental laws can be punished by criminal and administrative sanctions.  Criminal sanctions range from fines to imprisonment, in case of individuals, including directors, officers and managers of legal entities, or dissolution, in the case of legal entities. Administrative sanctions include fines, partial or total suspension of activities, forfeiture or restriction of tax incentives or benefits, and cancellation or suspension of financings from governmental agencies. In addition to criminal and administrative sanctions, pursuant to Brazilian environmental laws, the violator must also recover or indemnify the damage that was caused to the environment and third parties.  Because Brazilian environmental law uses a standard of strict liability in determining the obligation to remediate damages caused to the environment and to indemnify affected third parties, the imposition of any such obligation is made regardless of whether the polluter is found to have been negligent. In addition, the corporate structure of a polluting company may be disregarded if the structure is deemed to be an obstacle to the complete recovery of the environmental damages.

We make periodic modifications to plants relating to environmental technology and equipment, and for the implementation of new procedures to minimize environmental risks associated with spills and potential releases.

As of December 31, 2009, the land under our control, in the States of São Paulo, Rio Grande do Sul, Mato Grosso do Sul, Bahia, Espírito Santo and Minas Gerais, was 1,042.7 thousand hectares (including 64.2 thousand hectares of land used for roads and areas that cannot be planted), of which approximately 37.7% is preserved as conservation areas with native vegetation.  For preserved areas, our environmental planning division may recommend plantation or recovery by means of natural regeneration of native vegetation.  In partnership with various universities, we conduct research and monitor the fauna and flora of these sites.

The total land under our control, forested areas, conservation areas, and land related to our structure and production facilities, is distributed as follows within Brazil:

	Total Area	Percentage of Conservation Area

Rio Grande do Sul(1)	110,432.1	54.1
São Paulo(2)	199,977.3	34.4
Minas Gerais	27,227.3	46.9
Rio de Janeiro	3,411.0	42.9
Mato Grosso do Sul	238,374.0	28.4
Bahia(3)	288,614.8	42.3
Espírito Santo(4)	174,642.9	34.8
Total	1,042,679.5	37.7

(1)	Excluding the Guaíba Unit which operations were discontinued in 2009.
(2)	Includes 50% of the forests associated with the production facility of Conpacel.
(3)	Includes 50% of the forests associated with the production facility of Veracel.
(4)	Includes 10,355.7 hectares to be transferred to an Indian reservation.

We do not anticipate our compliance with existing or proposed environmental laws or regulations as likely to require material capital expenditures. We cannot assure you, however, that the implementation of more stringent environmental regulations in the future will not require significant capital or other expenditures. For a description of certain legal matters relating to environmental regulation, see “Item 8. Financial Information — Legal Matters.”

We have received a number of administrative warnings in the past five years for isolated violations of the maximum levels for emissions or effluents, including odors.  The largest payment we have made individually was related to a solid residue release that occurred on September 10, 2005, when an industrial embankment burst at the Jacareí unit and non-dangerous residues (class 2A) covered part of a road and a stream, causing reversible damage to the environment.  Fibria took all necessary measures to reduce the damage to the environment and community.  We acted in a transparent manner by immediately notifying CETESB and other government agencies of the incident, as well as issuing a press release.

We developed a project to recover the industrial embankment and to reduce the damage to the environment, representing an investment cost of approximately U.S.$ 9 million, of which U.S.$ 3 million were disbursed in 2005 and U.S.$ 6 million in 2006.  In 2007, an additional U.S.$ 2 million out of U.S.$ 4 million was disbursed.  In view of our continuing investment in environmental projects, we also have a project to provide alternatives to treat solid waste disposals.  We invested U.S.$ 4.5 million in 2007 and U.S.$ 7.1 million in 2008.

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

Liquid effluents

Water is critical to the process of manufacturing pulp and paper.  We obtain water from the rivers that flow adjacent to our mills.  The use of clean technologies, with the re-use of water in the process brings about significant gains to the environment.  By adopting clean technologies it is possible to obtain environmental benefits.  Because of a strong water recycling program, Fibria has obtained low values in terms of water consumption at the Jacarei mill.  These results are under international references, such as IPPC (30 to 50 m3/Adt). This value represents a benchmarking in terms of water discharge compared to other mills.  After the water has been used in the manufacturing process, we pass the effluents through mechanical and biological treatments before returning them to the rivers.  We also have emergency lagoons and tanks that enable us to avoid releasing untreated effluents into the rivers in the event of a problem with our effluent process.  Effluent characteristics are monitored constantly through chemical, physical and biological analyses.  We also have a spill control system to avoid disturbances in the wastewater treatment plant.

Our units use a two-stage process to treat the effluents generated during the production process.  During the first stage, solids such as fibers, clay and carbonates are removed from the effluents.  During the second stage, these solids undergo a biological treatment in which suspended and dissolved materials are broken down through the action of microorganisms.  We hired a third party to evaluate the quality of the effluents generated during the production process and with the results of these analyses, we implement actions to minimize the generation of effluents and maximize the reutilization in the process.  Our industrial units are developing alternatives that seek to reduce the consumption of water and the generation of effluents by optimizing the production process and increasing the reuse and recirculation of water.  In Jacareí mill, the closing circuit project reached a water reutilization rate of 85%.  For a description of the imposition of tariffs on river water use, see “Item 4B. Business Overview — Raw materials — Water” above.

Solid wastes

Fibria has a strong and efficient waste management program to collect, treat and dispose of solid waste.  New composting technologies have been adopted as an alternative means to treat and dispose industrial waste.  We have identified productive uses for a portion of the solid waste generated during our pulp and paper production processes and have adopted the following programs for handling and disposal of such solid waste residue:

•      co-processing and recycling process with ceramic manufacturing companies to produce bricks (Piracicaba mill);

•      licensed landfills (in all mills); and

•      composting system and use in forests as soil correction agents.

Our separate Conpacel facility uses similar programs and, in addition, a composting system in which solid wastes are transformed into organic material for use in our forests.

The remainder of solid waste is either sold to third parties for use in their production processes or disposed of in sanitary landfills owned by Fibria.  The small amount of hazardous waste generated at our facilities is collected, treated and disposed of in accordance with the requirements of Brazilian law.

Atmospheric emissions

As a byproduct of production, certain odoriferous compounds and particulate emissions are released into the atmosphere.  In order to control these emissions, the sources of these emissions are fitted with control equipment such as electrostatic precipitators, multi-cyclones and gas scrubbers, which minimize or remove certain particles and compounds from the emissions.  In order to control odor emissions, our mills use an efficient system for collection and incineration of odoriferous, diluted and concentrated gases and is outfitted with an alternative gas scrubber removal system to be used when incineration is not possible.  The expansion of the Jacareí facility included similar equipment and processes to control emissions.  Our efforts to produce less intensive carbon products began over ten years ago. In 1998, Fibria, at that time named VCP, carried out a carbon inventory covering all of its mills.  Both VCP and Aracruz have been disclosing information for the Carbon Disclosure Project since 2006.  Fibria is highly committed to climate change and intends to disclose the information demanded by the Carbon Disclosure Project by the end of the next fiscal year.

In 2009, Fibria concluded its first Carbon Footprint test, which recorded a net positive carbon footprint. Fibria has a total of 15.867 million tCO2eq sequestered by its eucalyptus forests through photosynthesis, which represents the specific sequestration of 3.87 tCO2eq per ton of pulp produced, and, a total emission of 1.802 tCO2eq, representing the specific emissions of 0.50 tCO2eq per ton of pulp produced.  Fibria’s Carbon Footprint is certified by BRTÜV.

Forest preservation

All of wood comes from tree plantations instead of from native forests.  The land we manage is generally not of high enough quality to be used for other forms of agriculture.  Our cultivation program seeks to preserve the health of our forests, and Brazilian law requires that at least 20% of our land either be covered with native forests or cultivated with indigenous species of trees rather than eucalyptus or pine.

Forestry Certification System

Fibria maintains rigorous control over the origin of its main raw material. Managed areas have quality and environmental issues addressed and attested by ISO 9001/2000 and ISO 14001 certifications. Exceptions are subjected to a strict procurement process. Regarding forest certification systems, Fibria has Forest Stewardship Counsil - FSC certification in the São Paulo and Mato Grosso do Sul forestry areas and Cerflor (Brazilian forestry certification scheme, internationally recognized by PEFC — Programme for the Endorsement of Forest Certification)

in the Mato Grosso do Sul, Espírito Santo, Bahia and Minas Gerais forestry areas. Wood treaceability is certified by CoC-FSC in Jacareí and Três Lagoas mill, and by CoC-Cerflor in the Aracruz Unit.

Natural resources

Since the 1980s, we have been harvesting eucalyptus through uniform propagated seedlings from carefully selected trees.  The characteristics of the seedlings we select are matched to different growing regions and our products.  This method allows us to (1) greatly increase forestry productivity, (2) comply with environmental regulations, and (3) contribute to carbon reduction in the atmosphere.

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

With the results obtained from the studies and monitoring carried out in 2009, it has been possible to update Fibria’s biodiversity data, and notably the information about birdlife.  More than 144,000 birds have been registered since 1989 — by means of capture, census, line-transect sampling and observations — classified among 67 families and 605 distinct species.  Approximately 15,500 birds have been banded, for the gathering of information about their continuance and movements within the Company’s areas.

Insurance

We maintain fully comprehensive insurance with leading insurers to cover property damage and business interruption risk, as well as in respect of international and domestic transportation. As a result of our acquisition of Aracruz in December 2009, we inherited a second insurance policy, with maximum risk coverage of U.S.$1,800 million, which overlapped with our existing policy, with maximum risk coverage of U.S.$1,300 million. We renegotiated these policies as of March 31, 2010 such that we currently have a single policy with maximum risk coverage of U.S.$1,800 million, which we believe offers more than sufficient coverage for our current assets.

We do not maintain insurance coverage against fire, disease and other risks to our forests. There is a fire and disease risk associated with our forestry activities, however, we believe the total damage would be mitigated by our 124 risk management procedures and the fact that our individual forests are not located in close proximity to one another, thereby eliminating any risk that a fire or disease in one of our forests could spread easily to any other of our forests. We have taken various steps to prevent fires from occurring in our forests, including the maintenance of fire observation towers, a fleet of fire engines and teams of fire-fighting personnel, which we believe are safe and cost-effective methods of fire prevention. In each of the past three years, the forest fires have we have experienced have not resulted in material damages to our total planted area. Given the natural protection afforded by the spread out locations of our forests, we do not believe that insuring our forests would be cost-effective.

We do not make provisions for risks of loss from fire and disease, and all losses and damages that occur are charged to expenses when incurred. We have not suffered a material loss from either fire or disease in our forests.

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

During the period between 2007 and 2009, Brazilian paper producers were reducing their supply surplus through export sales influenced by internal demand fluctuation and increased competition from imports of selected paper grades due to the appreciation of the Real against the U.S. Dollar (10% in 2007 and 6% in 2008). In 2009, the effects of the Real’s average 8.2% depreciation, caused by the worldwide financial crisis, have not been directly felt in the market, since it was overcame by other effects, including the following: the overall decline in paper consumption (specially in mature markets such as North America, Europe and Japan, where paper consumption as a whole declined by over 10%, affected by the plummeted advertising expenditure) and the increased offer of paper from those mature markets to other regions, specially Latin America.

After some recovery in recent years, international prices decreased in 2009, affected by reduced demand.  In 2010, some producers implemented some price increases in the first quarter of the year. This trend is supported by the expected increase in demand for coated grades and some forthcoming capacity closure in the woodfree market. Still, supply and demand fundamentals should remain closely tied to the performance of the world economy.

The Brazilian pulp and paper industry

Brazil is predominantly a tropical country, with approximately 90% of its territory located north of the Tropic of Capricorn.  As a result, in most regions of Brazil, the soil and climate are very favorable to forest growth.  In Brazil, eucalyptus trees have short growing cycles of approximately seven years, compared to 10 to 12 years for eucalyptus trees in Chile and 25 years in the United States.  The production of wood in Brazil, therefore, requires less time and a smaller growing area than in North America and Europe, which results in higher yields.  See “Item 4B. Information on Fibria — Business Overview — Raw Materials — Wood”.

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

Capitalizing on its advantages in pulp production, Brazil has developed a diversified paper industry with modern technology and a potential for growth in both the domestic and export markets.  In recent years, there has been a marked increase in paper consumption in Brazil, which is an important indicator of the economic development of a country, with exception of the year 2009 which was impacted by the worldwide economic crisis.  We believe that there is growth potential for domestic consumption, because per capita consumption is still low in comparison with developed countries.  Per capita consumption of paper is estimated at 60.0 kilos per year, according to RISI, a news and information provider for the pulp, paper, converting forest products and allied industries.

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

Consolidation in the Brazilian pulp and paper industry is currently underway.  The table below shows the market participation of the five largest producers in terms of sales for the years indicated:

	Year ended December 31,
(in thousands of tons)	2009	2008	2007	2006	2005

Brazilian pulp production (1)	13,498	12,697	11,997	11,180	10,352
Brazilian paper production	9,368	9,409	9,010	8,725	8,597
Total pulp and paper production	22,866	22,106	21,007	19,905	18,949
Total five top producers	N.A.	13,574	12,580	11,982	11,462
% Top five	N.A.	59.9%	60.2%	60.5%	60.5%

(1)   Pulp numbers represent pulp volume produced.  (2) Not available at the date of preparation of this annual report.

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

Cyclical nature of world pulp and paper prices

World pulp and paper prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand.

Over the last three years, BEKP prices (market pulp) in the United States, Europe and Asia, respectively, have fluctuated from U.S.$ 744, U.S.$ 710 and U.S.$ 665 per ton, in 2007 to U.S.$ 811, U.S.$ 789 and U.S.$ 686 per ton, respectively, in 2008. For the year ended December 31, 2009, BEKP average list prices in North America, Europe and Asia were U.S.$ 621, U.S.$ 571 and U.S.$ 517 per ton, respectively.  As demonstrated, such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, and supply and demand.  The price of paper products, although less volatile than the price of pulp, also fluctuates in response to global demand, production and fluctuations in pulp prices and exchange rates. Capacity changes have also occurred on the paper side, and in 2009 we saw some price adjustment in several grades in North America and European markets.  According to Hawkins Wright, prices of uncoated wood free paper in the United States market and when using a December price point in each year for comparative purposes, increased 3% and 8% in 2007 and 2008, respectively, but declined 7% in 2009.

The following chart shows the historical eucalyptus pulp price fluctuations per region during 2009:

Source: Hawkins Wright

The following table sets forth the estimated cash production costs per ton of bleached hardwood kraft market pulp pre-sold in Northern Europe for the fourth quarter of 2009, for producers in the regions indicated. Cash production costs are total production costs less depreciation and depletion and do not include any transportation costs.  Amounts have been expressed on a per ton basis in U.S. Dollars, with local currencies translated at prevailing exchange rates.  Particular producers may have production costs significantly above or below regional averages.

Delivered Cash Costs BHKP CIF (per ton)	Fourth Quarter, 2009
Brazil	328
Indonesia	334
Chile	334
Russia	383
China	455
Iberia/Norway	488
USA	511
Sweden	514
Finland	557
Canada	557
South Korea	562
Japan	585

Source:  Hawkins Wright.

C.            Organizational Structure

The chart below shows our organizational structure as of December 31, 2009 (% of total capital):

(1)	VCP-MS Celulose Sul Matogrossense Ltda. adopted the name Fibria-MS Celulose Sul Matogrossense Ltda. on February 12, 2009.
(2)	Aracruz Trading International Ltd. adopted the name Fibria Trading International Ltd. on March 1, 2009.
(3)	VCP Overseas adopted the name Fibria Overseas on March 1, 2010.

Our operations are conducted by Fibria Celulose S.A. as the controlling and principal operating company.  Although being a stand-alone company, we are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.  Consolidated net operating revenues of the Votorantim Group were approximately U.S.$ 15 billion, U.S.$ 18 billion and U.S.$ 16 billion in 2009, 2008 and 2007, respectively, based on the consolidated financial statements prepared in accordance with Brazilian GAAP, data translated to U.S. Dollars at the corresponding year-end exchange rates, of which 20%, 9%, 10% in 2009, 2008 and 2007  respectively, represented pulp and paper activities.  Net consolidated sales include the industrial units of the Votorantim Group, as well as Votorantim Finanças, which includes Banco Votorantim.  Our immediate parent company is VID, which in turn is ultimately controlled by Hejoassu Administração S.A. (“Hejoassu”).  Hejoassu is formed by the Board Members of the Votorantim Group.  It is composed by family members, responsible for the main decisions and business strategies.  Hejoassu is controlled by the Ermírio de Moraes family.  See “Item 4B. — Information on Fibria — Business Overview —  Our Ownership Structure.”

In order to facilitate access to our international customers and to the international financial markets, we have established a wholly-owned subsidiary, Fibria Trading International Ltd (formerly “Aracruz Trading International Ltd”), to perform and manage our exports to clients in Europe, Asia and in North America.

D.            Property, Plant and Equipment

Overview

Our headquarters are located in the state of São Paulo, where we concentrate our financial, administrative and trading functions.

Our principal pulp mill, the Aracruz unit, located in the state of Espírito Santo, is the largest bleached hardwood kraft market pulp production facility in the world and that we acquired as part of the Aracruz Acquisition.

The Aracruz, Jacareí, Três Lagoas and Veracel units consist of large receiving yards for the logs, debarking, chipping and digesting equipment, packaging, warehousing facilities and a fully computerized control system that continuously monitors the entire production process. Steam turbines provide a continuous power supply for that process. Fuel for the generation of steam is mainly provided by waste products from the pulp production process. External backup power supplies are also available on sites. Electrochemical plants located within the boundaries of the production facilities provide most of the chemicals used in the pulp bleaching process.

Aracruz Unit

The Aracruz Unit has three production lines:  Fiberline A, Fiberline B and Fiberline C. The nominal production capacity of the Aracruz Unit is approximately 2,300,000 tons of BEKP.

The Aracruz Unit’s area totaled 354,528 hectares at the end of 2009, of which around 203,142 hectares is eucalyptus plantation, 131,283 hectares is covered with natural preserved ecosystems (preservation area), and 20,102 hectares has other uses. The Aracruz Unit is located approximately three kilometers from the port facilities at Aracruz (Portocel), of which we own 51%.

On May 4, 2009, as part of the terms and conditions set forth on the Export Prepayment Credit Facility, we transferred the Aracruz industrial plant to Alícia Papéis S.A., or Alícia, a wholly-owned subsidiary of Aracruz, which in turn mortgaged the Aracruz industrial plant as collateral and pledged certain associated land and forests as collateral. We also pledged all of Alicia’s shares as collateral for the Export Prepayment Credit Facility.

Jacareí Unit

The Jacareí Unit is located in the state of São Paulo and has a nominal production capacity of approximately 1,100,000 tons of market pulp.

The Jacareí Unit’s area totaled 159,886 hectares at the end of 2009, of which 88,090 hectares is eucalyptus plantation, 61,418 hectares is covered with natural preserved ecosystems (preservation area), and 10,378 hectares has other uses. The pulp produced at the Jacareí Unit is transported by rail to the port of Santos which is 150km distant  from the unit.

Três Lagoas Unit

The Três Lagoas Unit began commercial operations in March 2009 and is the largest single line pulp production facility in the world with a production capacity of 1,300,00 tons of pulp. This unit is located in the state of Mato Grosso do Sul. At year end 2009, the Três Lagoas unit’s area totaled 238,374 hectares of which 154,164 is eucalyptus plantation, 67,770 hectares is covered with natural preserved ecosystems (preservation area), and 16,440 hectares has other uses. Três Lagoas’ pulp production is transported by rail to the port of Santos which is 788km distant from the unit.

Veracel and Conpacel Units

In addition, we have (1) a 50% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1,100,000 tons, and (2) a 50% interest in Conpacel, which operates a pulp mill in the city of Americana, State of São Paulo, with an annual pulp production capacity of 650,000 tons of pulp. The pulp produced in these two units is transported to Portocel and the port of Santos respectively, located an average distance of 541km and 220 km from the respective units.

The following table sets forth the distance between our forests (including the transport of pulpwood purchased in the market) and our mills, the distance of these mills to the port of embarkation, and the nominal capacity of each mill at December 31, 2009:

Facility	Pulp/Paper	Distance from forest (pulp) or pulp mill (paper)	Distance from port of Santos	Distance from port of Portocel	Pulp/Paper capacity (tons/year)	Major products
Aracruz	Pulp	208 km	—	3 km	2,300,000	Bleached eucalyptus kraft pulp
Veracel (50%)	Pulp	54 km	—	541 km	1,100,000	Bleached eucalyptus kraft pulp
Três Lagoas	Pulp	73 km	788 km	—	1,300,000	Bleached eucalyptus kraft pulp
Jacareí	Pulp	210 km	150 km	—	1,100,000	Bleached eucalyptus kraft pulp
Piracicaba	Paper	150 km	229 km	—	190,000	Thermal and carbonless paper; coated printing and writing paper
Conpacel (50%)	Pulp/Paper	217 km	220 km	—	325,000/195,000	Bleached eucalyptus kraft pulp. Uncoated printing and writing paper; coated printing and writing paper

Source:  Fibria.

Eucalyptus forests

Currently, we obtain the majority of our wood from 585,088 hectares of forest plantation from a total of 1,042,680 hectares of land located in seven Brazilian states (São Paulo, Rio de Janeiro, Espírito Santo, Bahia, Mato Grosso do Sul, Minas Gerais and Rio Grande do Sul).  While we have enough wood to fulfill our needs, from time to time and when the terms are attractive we purchase wood from unrelated third parties to be used in the paper and paper and pulp mills.  In the year ended December 31, 2009, the Aracruz Unit consumed approximately 87% of our own wood denoting a strong participation of local Forest Partners in the supply chain, while the São Paulo mill’s consumption of our own wood reached 94% and the others units were nearly 100% supplied with own forested wood.

At December 31, 2009, we also had over 4,000 forest partners with tracts of forest cultivation (mostly in Espírito Santo, Bahia, Rio Grande do Sul and São Paulo state), and another 250 land rental contracts, making our wood supplies relatively dispersed.  Our forests are located an average distance of 160 kilometers from our pulp mills. In order to reduce this average distance, we have limited our leases and forest partners to those closer to our mills. Brazilian forest legislation requires that private properties have at least 20% of the area kept for conservation of native ecosystems, fragments of wild life or natural restored forest area (through planting of indigenous species). Of our own forests, approximately 56.1% are eucalyptus forest plantation, while 37.7% is conservation forest and the remaining 6.2% has other uses.

While the dispersion of our forest land entails some additional costs, we believe that it significantly reduces the risks of fire and disease. We also seek to minimize fire risk by maintaining a system of 61 fire observation towers, a fleet of 38 fire trucks, over 20 fire fighting brigades and 33 fully equipped patrol cars monitoring the areas 7 days a week. In addition, we have been participating in a 15 year joint task force with two other major forest companies in South Bahia (Arcelor-Mittal and Suzano-Bahia Sul). Given the natural protection afforded by the dispersion of our forests, we believe that prevention is the key strategy to avoid insuring our forests, therefore, we assume all risks of losses from fire and other casualties. In addition, we annually monitor and manage our forests to prevent losses from leaf-cutter ants and any other insect break-outs. We have never suffered a material loss from either fire or disease in forests that we harvest.

Our strategic goal to guarantee fiber supply and to ensure our long-term growth includes the establishment of a new area in the state of Rio Grande do Sul, currently with 110,432 hectares of which 42,796 hectares is eucalyptus forest, and a new forest base in the state of Mato Grosso do Sul of 238,374 hectares, of which 154,164 hectares are forest plantation, which originated from the asset swap with International Paper, concluded in February 2007.

Growth in the southern region of Brazil is driven mostly by the availability of land at attractive costs, the proximity to northern Uruguay (additional wood availability) and also the proximity to Rio Grande port, which will allow us to build an export terminal.  This particular region has a distinct climate regime in which the main rainfall period is during the winter. This climate variation permits us to grow some subtropical eucalyptus species, such as E.globulus, E.maidenii and other species, with favorable wood properties, high pulp yield and which are recognized by pulp producers as the best eucalyptus species. The forest productivity in this new area is similar to São Paulo forests and in addition we also have: (i) qualified labor force; (ii) inter-modal transportation options; and (iii) favorable political, social and environmental conditions which results in the area being important to our long-term growth strategy.

In 2009 as part of our reforestation efforts, we planted approximately 9,500 hectares of eucalyptus in order to maintain our mills wood supply and pulp production. The harvested eucalyptus forests yielded between 40 and 50 cubic meters of wood per hectare per year that is an average of 280 — 350 m³/ha/year at 7 years harvesting age. Our forest productivity reflects the excellent climate and soil conditions for growing eucalyptus trees in all Brazilian states, with enough incidence of both sunlight and rainfall. In 2009, following the economic crisis that began in late 2008, there was very little planting at all sites, except at Mato Grosso do Sul, where we planted over 9,500 hectares. The ratio between plantation and coppice regeneration also changed from 90:10 to 20:80. Although managing the regenerated coppice from the harvested forest is less productive than planting a new forest, it also requires a lower initial disbursement and suits the economic scenario we faced in 2009.  For the year ended December 31, 2009, we managed over 40,000 hectares of coppice regeneration as opposed to 9,500 hectares of plantation only.

In 2009, we operated six nurseries and produced over 30 million plants (rooted cuttings/seedlings) at our nurseries, all of which were planted in our forests or supplied to the Forest Savings Program. To develop our eucalyptus forests, we select trees after precise genetic field trials, elite selected trees are cloned (cultivars) and then they are multiplied in large scale by vegetative propagation process (rooted cuttings).  Vegetative propagation allows us to plant trees with the most favorable genetic characteristics for pulp production.  These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” branches.  Greater tree standardization provided by cloning also permits us to increase mechanization in tree harvesting, logging, and mill transportation, making it easier to adjust equipment and machinery to topographical conditions. Currently, almost 90% of our plantations are originated in rooted cuttings and 10% are seedlings coming from Tree Breeding Orchards.

In 2009 we registered two new cultivars and in 2008 we obtained patents on six Eucalyptus cultivars (clones).

We continue to review our efforts at community relations and the common good, as part of our contribution to social and economic development.  For example, we invited our neighbors to join the Forestry Savings Program that is an opportunity to have a share of the forest benefits as to diversify their production chain and to increase their property income in a partnership project. On December 31, 2009, local farmers, mostly small properties, have already planted 128,611 hectares (including Conpacel and Veracel) of new forests with our support.

Expansion

In March 2009, we started up the Três Lagoas project (Projeto Horizonte) located in the state of Mato Grosso do Sul.  The learning curve of this project achieved, successfully, the predicted capacity, increasing our annual capacity by 1,300,000 tons. The total amount invested in this project was U.S.$ 716 million. This amount includes only disbursements made directly from Fibria, being in addition to the funds we received through our Asset Swap agreement with International Paper.  See “Item 4. Information on Fibria — History and Development”.  For 2010, we will maintain investments in the acquisition of land and eucalyptus plantations in the state of Mato Grosso do Sul.  Future expansion plans will depend on the global economic recovery. Possible future projects would include the expansion of three existing mills as follows: Veracel II with a nominal capacity of 1.5 million tons (50% Fibria); Três Lagoas II which would represent an additional capacity of 1.5 million tons and a 1.5 million ton additional capacity from a fourth line in Aracruz IV. The only greenfield project would be Losango I, a new unit which would be located in the state of Rio Grande do Sul with a capacity of 1.5 million tons of pulp.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

On March 23, 2010 the Commission’s Staff delivered a letter to us concerning certain disclosures in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008.  We provided our response to the Staff on April 8, 2010.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with our audited consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Key Information — Selected Financial Data.”  This section contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3D. — Key Information — Risk Factors” and the matters set forth in this annual report generally.

Overview

We produce pulp and paper products in Brazil, including wood free printing and writing papers and specialty papers.

Pulp.  Fibria produces bleached eucalyptus pulp, part of which it sells domestically and internationally and the remainder of which it uses for its paper business. It has responded to the increased demand in the international pulp market during the period beginning 2005 by increasing its pulp exports via increased volumes arising from the completion of the Jacarei mill expansion in 2006 and its de-bottlenecking in 2007 and the expansion of its market presence in the Asian and European markets. The acquisition of Aracruz effective January 21, 2009 and the new Três Lagoas pulp facility further increased our commitment to the international pulp market.

The following table sets forth our sales volume of pulp to the export market by geographic region for the periods indicated:

	2009		2008		2007
	Tons	% of total	Tons	% of total	Tons	% of total
North America	1,110,104	25.0	85,910	9.4	81,038	9.3
Latin America	44,404	1.0	2,231	0.2	1,685	0.2
Europe	1,465,337	33.0	543,745	59.6	557,610	64.1
Asia/Middle East/Oceania/Africa	1,820,571	41.0	279,626	30.7	229,563	26.4
Total Exports	4,440,416	100.0	911,512	100.0	869,897	100.0

The domestic market for pulp represents an important part of the pulp segment of our business. The following table sets forth are sales volume of pulp to the domestic market and the total volume of sales for each of the periods presented below:

	2009		2008		2007
	Tons	% of total	Tons	% of total	Tons	% of total
Domestic market	462,752	9.4	289.256	24.1	227.756	20.7
Total sales volume	4,903,168	100.0	1,200,767	100.0	1,097,652	100.0

The increase in domestic market pulp volumes in 2009 is due primarily to the sales deriving from pulp produced at the Três Lagoas facility (commercial operations began on March 30, 2009), and delivered to the adjacent paper facility of International Paper. See “Item 4. Information on Fibria — History and Development”. The increases in volumes during 2008 and 2007, as compared to previous periods, are principally a result of our divestments during these periods of selected domestic paper assets (Luis Antonio, Mogi and Ahlstrom). Pulp production previously used in the paper business and classified as such is now supplied and sold to these production facilities and owned by third parties and, accordingly, now classified as domestic market pulp.

Paper.  Fibria produces various types of paper products for the domestic and international markets.  It is important to note that the 2009, 2008 and 2007 periods are not fully comparable with prior periods due to the divestments of the Luis Antonio, Mogi and Ahlstrom during those periods as part of our strategic repositioning of the paper business.

Within the domestic market, we have continued our strategy of increasing the proportion of our sales of value-added products, such as coated, thermal and carbonless and other specialty papers, and to remain as a leading market share producer of these value-added paper products.  The relevance of high value added papers was reinforced, on August 2009, by the increased capacity of the Piracicaba coated machine by 25,000 tons of thermal papers, allowing for an even higher leverage of the benefits of the technology exchange agreement that Fibria has with Oji Paper.

The domestic market for paper products is the most significant geographic area of this business segment as illustrated by the following table.

	2009		2008		2007
	Tons	% of total	Tons	% of total	Tons	% of total
Domestic	336.7	90	345.7	88	401.8	80
Exports	37.0	10	45.0	12	97.5	20
Total Paper	373.7	100	390.7	100	499.3	100
North America	17.0	46	11.4	25	20.8	21
Latin America	14.4	39	27.0	60	57.9	59
Europe	5.6	15	6.6	15	15.6	16
Asia/Middle East/ Oceania/Africa	—	—	—	—	3.2	4
Total	373.7	100	390.7	100	499.3	100

Our sales of paper outside Brazil as a percentage of our total sales of paper in terms of volume were 20% for 2007, 12% for 2008 and 10% for 2009.

Liquidity and Capital Resources

The Company’s liquidity has historically been sourced from cash generated by operations, short-term borrowings and, depending upon market conditions and other factors, long-term borrowings.  We manage our liquidity position by first considering our cash and cash equivalents, short-term financial investments and short-term debt; and thereafter accounts receivable and long-term borrowings, together with our prioritization and re-ordering of the capital expenditure projects.

Since a significant portion of our operating revenues is derived from exports (2009: 75%; 2008 and 2007: 47%- See “Item 3. Key Information — Selected Financial Data”) we traditionally choose from a variety of trade finance programs offered by several financial institutions under which we borrow short-term funds by transferring either our current or future export receivables to these institutions.  See Notes 12 and 13 to our audited consolidated financial statements. These trade finance programs generally have less financial and administrative cost than discounting our domestic accounts receivables or short-term working capital loans; thus our preference not to use either of the latter to manage our liquidity.  The current worldwide financial crisis has not affected the availability of short-term credit facilities to Fibria; their cost has however increased due to the combined effect of the crisis itself, its effect on the availability of trade finance to emerging markets such as Brazil, the financial market’s perception and evaluation of the country risk of Brazil and the downgrade in our credit rating.  See “Item 3. Key Information — Risk Factors — Risks Relating to Fibria and the Pulp and Paper Industry”.

Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or a wholly owned subsidiary, borrow funds by offering the guarantee of export contracts (see Note 13(a) to our audited consolidated financial statements) or fixed asset acquisition financing programs offered by the BNDES, a related party, (see Note 13(h) to our audited consolidated financial statements).  The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position.  We also rely on bonds or notes issued in the international markets by either wholly owned subsidiaries or by Votorantim Group subsidiaries, all domiciled in other countries.  See Notes 13(b), (f) and (g) to our audited consolidated financial statements. Our ability to access long-term funding sources has not been, to-date, significantly affected by the effects of the global financial crisis, although the maturity of any intended borrowings have been reduced and their prospective cost has increased for the same reasons cited above with respect to our short-term borrowings.

These long-term borrowings contain various covenants regarding compliance with certain financial ratios and other minor restrictions.  At December 31, 2009, the Company was in compliance with covenants on all loan agreements.

The Liability Management Plan

Fibria progressed significantly in its liability management strategy in the fourth quarter of 2009, aiming at  matching loan maturities with cash generation and improving its capital structure. We will maintain our liability management plan in order to both recover our investment grade rating and execute our growth strategy under favorable market conditions.

The sale of the Guaíba Unit was the first step in implementing the plan. On October 8, 2009, Aracruz and VCP signed a contract with CMPC, based in Santiago, Chile, for the transfer of ownership of the assets represented by the industrial installations, lands and forests collectively known as the Guaíba unit. This unit is located in the municipality of Guaíba, in the state of Rio Grande do Sul. In general terms, it comprises: (i) a pulp mill with an annual production capacity of approximately 450,000 tons (approximately 8% of the total capacity at the time); (ii) a paper plant, with an annual production capacity of around 60,000 tons; (iii) land totalling an area of approximately 212,000 hectares (of which 32,000 hectares are leased, under partnerships); as well as (iv) licenses and authorizations for a project to expand the pulp mill, raising its production capacity to around 1.75 million tons a year. The sale price that has been agreed for the Guaíba unit is U.S.$ 1,430 million. The original sale consideration of U.S.$ 1,430 million was reduced by U.S.$ 20 million for adjustments to leased assets (not impacting cash) and U.S.$ 28 million related to physical forestry measurements.  The transaction generated a loss of U.S.$ 90 million, recorded in Other operating (expense) income, net.  On December 15, 2009 the Company received U.S.$ 1,300 million and in January 2010 received a second installment of U.S.$ 80 million.

On October 30, 2009, Fibria Overseas Finance Ltd., a wholly owned Cayman Island subsidiary of Fibria, issued U.S.$ 1,000 million in notes due in 2019 at a coupon of 9.25% per annum and yield of 9.375%.

In December 2009, we completed a two tranche pre export finance totaling U.S.$ 1,175 million with twelve financial institutions. The tranche A has a five-year term with a grace period of three years accruing interest at Libor +4%. The tranche B has a seven-year term with a grace period of five years accruing interest at Libor + 4.25%. Both tranches will have the margins reduced by 100 basis points at the time Fibria’s leverage ratios fall below 3.5. The funds were received on December 28, 2009.

The total amount of U.S.$3.6 billion raised through their plan were used to prepay U.S.$2.1 billion in derivative debt and to cover the debt maturing in 2010 and 2011, including the debt resulting from the Aracruz Acquisition. At the same time, Fibria concluded negotiations to align the terms of its derivative debt with those of its other contracts. As a result, a series of restrictive conditions that had been included in the derivatives contract were eliminated. On December 21, 2009 this debt was U.S.$ 501 million as a result of the above prepayment. This specific debt will be repaid beginning in 2015.

Prices

All references to prices relate to average prices determined by dividing the net operating revenues by the corresponding tonnage.

Pulp.  Our pulp operations are affected by prevailing world market prices for pulp, the amount of pulp produced and sold worldwide, and the pulp requirements of our paper business.  The prices that we are able to obtain for our pulp depend upon prevailing world market prices, which historically have been cyclical and subject to significant fluctuations over relatively short periods of time.  The price of pulp is quoted in U.S. Dollars.  Domestic sales of pulp are denominated in reais; however, as export sales, they generally reflect the international price of pulp, which is denominated in U.S. Dollars.  Over the last three years BEKP prices (market pulp) in the United States, Europe and Asia, respectively, have fluctuated from U.S.$ 744, U.S.$ 710 and U.S.$ 665 per ton, in 2007 to U.S.$ 811, U.S.$ 789 and U.S.$ 686 per ton, respectively, in 2008.  For the year ended December 31, 2009, BEKP average list prices in North America, Europe and Asia were U.S.$ 621, U.S.$ 571 and U.S.$ 517 per ton, respectively.  As of March 2010, BEKP price continued to increase for all regions, to U.S.$ 820, U.S.$ 790 and U.S.$ 750 for North America, Europe and Asia respectively.  As demonstrated, such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, and supply and demand.

The long-term historical cyclicality of pulp prices as measured by the changes in average C&F (Cost and Freight) price per ton for our export sales of bleached eucalyptus market pulp over the last several years is illustrated in the following table.

C&F in U.S.$
2003	511
2004	531
2005	594
2006	648
2007	776
2008	711
2009	565

Source:  Fibria.

Paper.  Our paper operations are affected primarily by demand for paper in Brazil and by Brazilian economic conditions and, to a lesser extent, international paper prices and exchange rates.  The price of paper products, although less volatile than the price of pulp, experiences fluctuations in response to global demand and production and fluctuations in pulp prices.  Prices for printing and writing papers are generally linked to international prices.  In response to the cyclical nature of the paper market, we have increased our production of value-added paper products, such as coated, thermal and carbonless papers, which are less sensitive to cyclical price variations. Capacity changes have also occurred on the paper side, and in 2009 we saw some price adjustment in several grades in North America and European markets. According to Hawkins Wright, prices of uncoated wood free paper in the United States market and when using a December price point in each year for comparative purposes increased, 3% and 8% in 2007 and 2008, respectively, but declined 7% in 2009.

Costs and operating expenses

Our principal costs of production are incurred in reais and consist of raw materials (primarily wood and chemicals), labor and depreciation.  In the last three years, our costs have fluctuated significantly when expressed in U.S. Dollars as a result of the volatility of the Real against the U.S. Dollar.  Our business is capital intensive and a portion of our costs is fixed.  We seek to maintain high capacity utilization rates to benefit from economies of scale and production efficiencies resulting from the operation of large, efficient production facilities and machines.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents and finance charges on sales with credit terms. The unrealized gains from cross-currency interest-rate swap contracts are recorded at fair market value on our balance sheet as a liability and in our statement of operations as “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.”  We enter into these arrangements to reduce our exposure resulting from a possible depreciation of the real in relation to the U.S. Dollar because a high proportion of our debt is denominated in U.S. Dollars.  See “Item 5. Operating and Financial Review and Prospects — Overview — Brazilian Economic Environment” and “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Debt.”  Our financial income in 2007 and 2008 also included income from the funds in trust related to the construction of the Três Lagoas project mill.  See “Item 4. Information on Fibria — History and Development of Fibria”.

Financial expenses

We incur financial expenses from several sources, including short-term debt and long-term debt.  We principally seek long-term financing to fund our projects, which are generally of a long-term nature.  Short-term debt is comprised of both reais and U.S. Dollar-denominated working capital arising from commercial banks and short-term secured loans.  Long-term debt consists of both U.S.-Dollar debt, arising principally from export loans and bonds issued in the international capital markets, and Real-denominated debt, borrowed from BNDES.  Additionally, we prefer to carry U.S.-Dollar denominated debt since it has the effect of being a natural hedge from the funds obtained through exports.  See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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

•                  business combinations and impairments;

•                  recoverability of long-lived assets;

•                  asset retirement obligation;

•                  investment - consolidation or equity method analysis;

•                  forest development costs and impairment tests;

•                  deferred taxes;

•                  tax contingencies;

•                  employee benefits and other related matters;

•                  fair value of financial instruments — put and call options;

•                  financial instruments and hedge; and

•                  earnings per share.

Revenue recognition and accounts receivable

We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers.  Revenue is recorded net of sales returns. Our customers that purchase on credit agree to payment terms that effectively include finance charges.  The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price.  The finance charges are recognized over the payment period and are included in financial income.  Recognition of revenue for our two segments and for domestic and export sales is based on the following principles:

Pulp - domestic market:  Sales are primarily under credit terms which do not exceed 30 days or through Fibria’s vendor program.  Revenue recognition is consistent with that applied to paper sales.

Pulp - export market:  All export orders are normally fulfilled from inventories maintained at own or third-party warehouses located close to strategic markets.  These sales are recognized when products are delivered to the carrier and risks have passed to the customer.

Paper - domestic market:  Sales are either on cash or credit terms (normally 30, 60, 90 days) or through our vendor program.  Credit sales receivables are discounted to present values as our price list is dependent on the length of credit granted.  Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer’s carrier (Incoterms FOB) or premises (Incoterms CIF).  Sales through our vendor program are made to certain of our pre-qualifying domestic customers Under the vendor program, the customer agrees to pay the bank at a later date and the bank in turn pays us on behalf of the customer for the purchase price of the product upon its delivery.  We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 240 days.

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

Annually, the Company considers the provisions of ASC Topic 460, “Guarantees” and ASC Topic 605, “Revenue Recognition” in accounting for the vendor program.  Guarantee income from these arrangements are not significant and although ASC Topic 605 was considered in the determination of whether to account for our product sales and income from guarantees as a possible multiple deliverables, these were considered not to be material.  The Company’s historical analysis indicates that the fair value of the guarantees to be insignificant as the Company has not incurred significant losses in the past.  The Company recognizes revenue for each of the elements of the sale of the products when the customer takes delivery.

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

•                  for bankrupt customers, the Company has the criteria of reserving 100% of their open balances.

•                  the other customers who have overdue invoices will have reserves varying from the range of 1% to 100% calculated over their open balances.

We perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests.  Additionally, most of our export sales to the US, Europe and Asia are secured by letters of credit and credit insurance.  We establish an allowance for doubtful accounts against receivables we believe will not be fully collected.

Business combinations and impairments

Aracruz

We acquired 28% of the voting capital and 12.4% of the total capital of Aracruz on October 3, 2001, for U.S.$ 370 million, generating goodwill on our portion of the underlying fair value of the net assets of U.S.$ 155 million.  ASC Topic 350, “Intangibles — Goodwill and Other” was applied.

ASC Topic 323 “Investments — Equity Method and Joint Ventures”, required us to determine if, among other factors, a decrease in market value is other than a temporary impairment.  As the quoted market price of the investee’s publicly traded stock during 2002 was consistently quoted below book value, a one-time impairment provision was recorded in 2002 based on the market price of the Aracruz ADRs on December 31, 2002.  The impairment charge of U.S.$ 136 million (gross of deferred income tax effects of U.S.$ 46 million) was recorded directly as a charge to income (“Equity loss of investee”).  On January 21, 2009, we acquired an additional 12.35% interest in the total share capital (equivalent to 28% of the voting share capital) of Aracruz for R$ 2,710 million from the Families, increasing our voting interest to 56% . As a result of this purchase, we have fully consolidated the assets, liabilities and results of operations of Aracruz and its consolidated subsidiaries in our financial statements as from January 21, 2009.  In April 2009, we acquired an additional 12.35% interest in the total share capital (equivalent to 28% of the voting share capital) of Aracruz for   R$ 2,710 million, from the Safra faimily.  Following these acquisitions, we owned 37.05% of the total share capital (equivalent to 84% of the voting share capital) of Aracruz.  On June 1, 2009, we announced the commencement of a mandatory public purchase offer for any and all outstanding common shares of Aracruz, the auction for which took place on the BM&FBOVESPA on July 1, 2009 when we acquired 3.04% of the outstanding voting share capital of Aracruz (equivalent to 1.34% of the total share capital), for R$ 236.6 million.  Following this transaction, we owned 42.6% of the total share capital (equivalent to 98.2% of the voting share capital) of Aracruz.  On August 24, 2009, the shareholders of the respective companies approved a stock swap merger in which each remaining issued and each remaining issued and outstanding preferred share of Aracruz was exchanged for 0.1347 of VCP’s common shares. Thereafter the full merger of Aracruz into VCP was completed. The fair value of the non-controlling interest in Aracruz was determined by applying the market approach, based on the quoted price at January 21, 2009.  The acquisitions of the non-controlling interests were recorded based on fair values and the total amount of U.S.$ 360 was credited to the “Additional paid in capital”.

As a result of these transactions, at December 31, 2009, our consolidated financial statements present a goodwill balance of U.S.$ 2,490 million related to the Aracruz Acquisition.  The one-time impairment provision was recorded in 2002 and related deferred tax asset was reversed and, consistent with ASC Topic 805, “Business Combination” (“ASC Topic 805”), a gain of U.S.$ 514 million was recorded in the year ended December 31, 2009 upon re-measurement of the previously held equity interests to fair value at the date of the control acquisition. The purchase consideration for Aracruz and the allocation of the assets acquired and liabilities assumed were recognized at the acquisition date, including the fair value of the non-controlling interest in determining the determination of goodwill. The goodwill was assigned to Aracruz’s pulp segment. The deferred tax effects do not contemplate the possible effects of the tax deductibility of goodwill for Brazilian income tax purposes.  The Company determined that as of December 31, 2009, there were no effects of measurement period adjustments on the goodwill and on provision for contingencies. The fair value of identified intangible assets acquired (including databases, patents, chemical and other supplier relationships) was determined using the income approach, which discounted expected future cash flows to present value. The cash flows were discounted at a rate of 8.55% p.a. The fair value of the non-controlling interest in Aracruz was determined by applying the market approach, based on the quoted price at January 21, 2009. The Company has concluded the Aracruz Acquisition analysis of current issues and no adjustments were recorded after the acquisition date.

Conpacel

The Company accounted for its investment in Conpacel using the equity method of accounting until August 31, 2008.  Beginning September 1, 2008, we started to recognize our 50% equity interest in the Consortium’s operations (which basically operates in our paper segment) and no longer applied the equity method.  The related goodwill is disclosed separately as “Goodwill” at December 31, 2009 and 2008 of U.S.$ 177 million and U.S.$ 132 million, respectively.  This goodwill is reviewed, at least, annually for impairment pursuant to ASC Topic 350, “Intangibles — Goodwill and Other”.

Impairment

The Company evaluates the carrying value of goodwill annually and more frequently if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (i) a significant adverse change in legal factors or in the business climate, (ii) unanticipated competition, or (iii) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first compares the fair value of each reporting unit to its carrying value, including goodwill. Alternatively, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flow approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount. In calculating the implied fair value of the reporting unit’s goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

Other than as mentioned above, these reviews to date have not indicated the need to recognize any impairment.

Recoverability of long-lived assets

We review our long-lived assets to be held and used in the Company’s activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows as required by ASC Topic 360, “Property, Plant and Equipment”.  The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows.  Asset groups are forestry projects or production facilities for paper and pulp.  We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value.  These reviews to date have not indicated the need to recognize any impairment.

Asset retirement obligation

We considered ASC Topic 410, “Asset retirement and environmental obligations”, in determining whether to record an asset retirement obligation for property, plant and equipment and have concluded that no such adjustment was required as we have no retirement obligation for which there are existing legal obligations and that obligation is unavoidable.  The Company does not have any long-lived asset that it expects to abandon, or dispose of that would require an asset retirement obligation provision.

Investment - consolidation or equity method analysis

ASC Topic 810, “Consolidation”, requires companies to apply the “variable interest model” to determine which entity holds the controlling financial interest on an investee for consolidation purposes.  Three investees, all incorporated in Brazil are not consolidated and are accounted for using the equity method.  They are:

•                  Conpacel: Fibria participates in a cost and production sharing venture with Suzano which operates a pulp and paper plant in Americana, São Paulo, which was formerly owned by Ripasa, a subsidiary of Fibria and Suzano.  Under the various agreements, the members have undivided interests in assets, liabilities and operations of the venture.  On May 12, 2008, Brazilian tax authorities approved the transformation of Ripasa into a production unit operating as a Consortium (an unincorporated joint-venture in which each party has an undivided interest) of Fibria and Suzano.  Conpacel began its operations on September 1, 2008.  Fibria and Suzano each own 50% of the net assets of Conpacel.  Fibria is entitled to 50% of the Consortium’s production beginning September 1, 2008.  Through August 30, 2008, the investment in the corporate entity Ripasa was recorded on the equity basis of accounting.  From September 1, 2008 when the Consortium began operations, as no separate legal entity exists, there is no consolidation of a separate entity, pursuant to ASC Topic 323, “Equity Method and Joint Venture”, Fibria accounts for its rights and obligations according to its undivided interest as defined in the consortium agreement, and records them according to their nature, principally property, plant and equipment.  Revenue and costs are recorded as part of Fibria’s operations and the liabilities are recorded as suppliers or financing, according to their nature;

•                  Aracruz: Through December 31, 2008, we owned 28.0% of the common voting shares, which represented 12.4% of the total share capital, of Aracruz, which we acquired in 2001.  We had the right to appoint three of the ten directors to the Aracruz Board of Directors under the terms of a Shareholder Agreement that expired on May 11, 2008.  The investment was treated on an equity accounting basis.  See “Item 5. Operating and Financial Review and Prospects — Operating Results — Recent Developments”. For the years 2007 and 2008 and for the 21 day period in the January 21, 2009 after which its operations were acquired by Fibria and were thereafter consolidated.  Beginning January 21, 2009 we account for Aracruz’s 50% interest in Veracel on the equity method.

•                  Ahlstrom VCP: Management has concluded that the venture is not required to be consolidated as Ahlstrom has been the controlling shareholder with a 60% participation from the venture’s inception in September 2007 until Ahlstrom purchased the remaining 40% held by Fibria in August 2008.  Additionally, Ahlstrom is the primary beneficiary due to (i) its 60% participation (ii) Fibria’s option to sell its 40% interest at a fixed or formula based price insulating it from absorbing future possible losses, (iii) Ahlstrom’s option to buy Fibria’s 40% interest in the joint venture at a fixed or formulae-based price allows it to receive the majority of the residual returns and (iv) the fair value of the puts and calls between Fibria and Ahlstrom would not increase Fibria’s interest to more than 50% of the fair value of the entity.  Accordingly the investment was treated on an equity accounting basis during the period of ownership from September 2007 to August 2008.

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

Tax contingencies

We are currently involved in certain tax proceedings and have filed claims to avoid payment of taxes that we do not believe are due.  When tax obligations are clearly established by current legislation, even though we are contesting the tax and may not have settled amounts allegedly due, we fully provide for the obligation and related charges.  As discussed in Note 17 to our audited consolidated financial statements at and for the year ended December 31, 2009, in the case of tax assessments or other contingent liabilities, we have accrued our estimate of the costs for the resolution of these claims when we consider loss of our claim to be probable.  The tax contingencies and obligations which are being disputed relate primarily to value-added sales and excise taxes, taxes on revenue, social security contributions, income tax and tax on bank account transactions.  These estimates have been developed in consultation with outside legal counsel handling our defense in these matters and were based upon an analysis of potential results.  Additionally, the Company had no effect on the financial information or disclosures related to the  “Accounting for Uncertainty in Income Taxes” (Note 22 to our audited consolidated financial statements for the year ended December 31, 2009).

Employee benefits and other related matters

In 2000, we began co-sponsoring a multi-employer defined contribution plan which provides pension and post-retirement benefits.  We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred.  Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually.  The liability for future compensation for employee vacations is accrued as earned.

We adopt ASC topic 715, “Compensation-Retirement Benefits”, which require a provision for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement.  Expenses relating to benefits we provide to our current employees are expensed as incurred whereas those relating to retired employees (current as well as expected in the future) and their dependents are accounted in accordance with ASC Topic 715.

Fair value of financial instruments —call and put options

Put and call options exist as a result of the (i) acquisition of Ripasa in 2005 and (ii) disposal of the Paper product facilities within the Jacareí mill to Ahlstrom in 2007.  The options are accounted for as derivative instruments pursuant to ASC Topic 815, “Derivative and Hedging” which requires, among other things, that these instruments be initially recognized at their fair values and subsequent fair value changes be recognized in the statement of operations for the period.  Descriptions of the relevant details are as follows:

(i) Ripasa:

Written put and call options were established in separate agreements (subsequently amended) at the time of the acquisition of the Ripasa shares, when it was originally provided former controlling shareholders of Ripasa - the Zarzur family - and buyers with an option to require the other party respectively to buy or to sell such shares in determined conditions as per each contract foresight. After the transformation of Ripasa shares into Ripar shares and subsequently the split and merger of such Company into VCP and Suzano - when the minority shareholders and Zarzur family received shares of Suzano and VCP - the former shareholders exercised most part of its rights of call, remaining today only a final call option of 340.048 shares of Fibria.

(ii) The Ahlstrom VCP venture

When, in 2007, Fibria contributed a portion of its Jacareí mill assets in exchange for a 40% interest in Ahlstrom VCP, under the terms of the agreement, Ahlstrom had an option to purchase an additional 20% and, at a later stage, the remaining 20% of the shares in the joint venture held by Fibria, whereas Fibria had an option to sell the same number of shares at the same time.  In September 2008, we sold to Ahlstrom our remaining 40% equity interest in the joint-venture company for U.S.$ 42 million, canceling the put and call options mentioned above.

Financial instruments and hedge

For the financial instruments, we make and assume assumptions as to future foreign exchange and interest rates to recognize the fair value of each instrument.  See Note 16 to our audited consolidated financial statements.  For more details related to the possible impact of fluctuations in the foreign exchange and interest rates on our principal financial instruments and positions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Earnings (loss) per share

In conformity with ASC Topic 260, “Earnings per share” through the date of conversion of our preferred shares into common shares, we presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares.  The computation has been made as if the net income (loss) for each period will be fully distributed.  As earnings may be capitalized or otherwise appropriated, there is no assurance that either common or preferred shareholders will receive dividends.  We may also pay dividends through interest attributed to capital in accordance with our by-laws.

Consistent with guidance provided by ASC Topic 260, “Earnings per share”, an entity would allocate losses to the preferred shares in periods of net loss if, based on the contractual terms of the participating security, the preferred shares had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses.  The Company’s preferred shares do not have a contractual obligation to share in the losses.  Accordingly, the loss per share for the year ended December 31, 2008 was computed only for common shares.

At the time of the conversion of our preferred shares to common shares, we applied the guidance in ASC Topic 260-10-S99, “Earnings per Shares — SEC Materials”, whereby the excess of the fair value of the consideration transferred to the holders of the preferred stockholder over the carrying amount of the preferred stock in the balance sheet was subtracted from net income to arrive at net earnings available to common shareholders in the calculation of earnings per share. For purposes of displaying earnings per share, the amount was treated in a manner similar to the treatment of dividends paid to the holders of the preferred shares. The conceptual return or dividends, on preferred shares are deducted from net earnings to arrive at net earnings available to common shareholders.

Changes to Brazilian GAAP

Law 11.638, enacted on December 28, 2007, amended Brazilian Corporate Law with respect to certain accounting practices, having introduced the most far reaching revision of accounting practices adopted in Brazil (Brazilian GAAP) since the Brazilian Corporate Law was sanctioned in 1976 to facilitate the transition from Brazilian GAAP to International Financial Reporting Standards (“IFRS”).  Such amendment affected the presentation of the financial statements prepared in accordance with accounting practices then adopted in Brazil (not present herewith) which are the basis for computing the minimum mandatory dividend.  In December 2008, the Brazilian government issued Provisional Measure No. 449, which instituted the RTT for the determination of taxable net income of companies subject to the taxable profit regime as a result of the implementation of these changes in accounting policies and Law No. 6,404/76, as amended as from the year ending December 31, 2008.  In addition to the accounting provisions stipulated by Law 11.638, the law mandated that the CVM, and the Brazilian Central Bank, or BACEN, instruct a new Brazilian accounting standards board, the Comitê de Pronunciamentos Contábeis, or the CPC, to issue standards to harmonize Brazilian GAAP with IFRS.

The BACEN and the CVM have prescribed that financial institutions and publicly-held companies must prepare their consolidated financial statements in accordance with IFRS for the year ending December 31, 2010, with comparative figures for 2009.  Upon adoption of IFRS, our consolidated financial statements will differ significantly from the consolidated financial statements prepared in accordance with US GAAP included herein. We have made no attempt to identify or quantify the impact of those differences.

New accounting rules introduced by Law No. 11,638/07 and by the CPC became effective for the year-end financial statements prepared relating to any fiscal year starting as of or after January 1, 2008 and have been applied to our statutory financial statements, not presented herein.  Further significant changes to Brazilian GAAP which affect all publicly-listed and private Brazilian companies were introduced from January 1, 2010 when new accounting rules introduced by the CPC, which will also be required to be presented for comparative periods, will become effective. Companies may elect to defer adoption until such time as the annual financial statements for the year ending December 31, 2010 are presented (whereupon comparative financial statements will be restated).  Once we adopt the new Brazilian GAAP accounting standards for statutory purposes from 2010, our financial statements from 2010 and our financial statements for comparative periods may differ significantly from the consolidated financial statements prepared under US GAAP included herein.  We have made no attempt to identify or quantify the impact of those differences.

Brazilian economic environment

Our results of operations and financial condition, as reported in our financial statements, have been affected by the rate of Brazilian inflation and the rate of appreciation or depreciation of the Brazilian currency against the U.S. Dollar, when the annual average rate is considered.

The table below shows the Brazilian general price inflation (according to the IPCA), appreciation of the Real against the U.S. Dollar and the period-end exchange rate and average exchange rates for the periods shown:

	Year ended December 31,
	2009		2008		2007		2006		2005
Inflation (IPCA)	4.2%		5.9%		4.5%		3.1%		5.7%
Appreciation (depreciation) of the Real vs. U.S. Dollar (year on year, annual average)	34.2%		-24.2%		20.7%		9.5%		13.4%
Year/period-end exchange rate—U.S.$ 1.00	R$	1.74	R$	2.34	R$	1.77	R$	2.14	R$	2.34
Average (daily-weighted) exchange rate(1) U.S.$ 1.00	R$	1.99	R$	1.83	R$	1.95	R$	2.18	R$	2.44

(1)          The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.

A.                                    Operating Results

Recent Developments

Acquisition of additional equity interest in Aracruz

On January 20, 2009, Fibria announced the conclusion of negotiations with the controlling shareholders of Arapar S.A. (“Arapar”) members of the Families, to acquire 127,506,457 common shares issued by Aracruz, representing 28.03% of the voting capital of Aracruz for a purchase price of R$2,710 million (equivalent to U.S.$ 1,151 million at the exchange rate of January 21, 2009)  payable in six semi-annual installments as follows: (i) R$ 500 million in cash due on January 21, 2009, which was duly paid; (ii) R$ 500 million was due on July 5, 2009, of which R$ 400 million was paid in cash, and the remaining R$ 100 million was credited in favor of the Families against Fibria to be used as payment for preferred shares issued by Fibria in a capital increase; (iii) R$ 500 million was paid in cash on January 5, 2010 which was duly paid; (iv) R$ 500 million in cash due on July 5, 2010; (v) R$ 410 million in cash due on January 5, 2011; and (vi) R$ 300 million in cash due on July 5, 2011.  At that time, Fibria owned 56% of Aracruz’s voting capital, becoming the controlling shareholder of Aracruz.

On March 5, 2009, Fibria entered into an agreement with Safra family, to acquire an additional 127,506,457 common shares of Aracruz, representing another 28% of Aracruz’s voting capital, as a result of Arainvest’s exercise of tag-along rights in connection with the transaction carried out with the Families.  The purchase price was R$ 2,710 million (equivalent to U.S.$ 1,241 million at the exchange rate of April 29, 2009) ..  The purchase price for these shares is payable in six semi-annual installments, and except for one installment that includes interest, the others do not have any interest and they are payable as follows: (1) R$ 600 million was paid during the period of April and May 2009; (2) R$ 500 million was paid in January 2010; (3) R$ 500 million is due in July 2010; (4) R$ 400 million plus interest computed at 105% of the Brazilian interbank borrowing rate (CDI) is due in October 2010; (5) R$ 410 million is due in January 2011; and (6) R$ 300 million is due in July 2011.  At December 31, 2009 the US.$ equivalents of the remaining unpaid installments was U.S.$ 1,212 million.  The acquisition of the Safra family equity interest in Aracruz was closed on April 29, 2009.

The nominal value of the total transaction was R$5,420 million (equivalent to U.S.$ 2,302 million at the exchange rate of January 21, 2009) and its present value was the equivalent of R$ 4,688 million (equivalent to U.S.$ 1,991 million at the exchange rate of January 21, 2009).

Increase in Fibria’s capital

Concurrently with the acquisition of the additional equity interest in Aracruz, an Extraordinary Shareholders Meeting of the Company was held on February 6, 2009, which contemplated management’s proposal to increase capital by up to R$4,254 million (equivalent to U.S.$ 1,877 million), with the issuance of 223,894,737 new shares, of which 62,105,306 would be common shares and up to 161,789,431 preferred shares at a unit price of R$19.00 per share, via a private subscription.

The issuance price corresponds to the value of the average market price of Fibria’s shares traded on the stock exchange during the period beginning December 2, 2008 through and including January 16, 2009 as increased by a premium of 11.78%, which represented in the opinion of the Company’s management, the value of the new shares to be issued.  At this Extraordinary Shareholder Meeting, management’s proposal was approved as presented, with the aforementioned capital increase to be subscribed and paid in the following manner:

(i)    VID subscribed, via the exercise of its preemptive right, 62,105,306 common shares equivalent to  R$1,180 million (which was equivalent to U.S.$ 510 million at the exchange rates of January 21, 2009 and March 27, 2009) of which R$1 billion was paid with Advances for Future Capital Increases previously made and the remaining R$180 million in cash;

(ii)   BNDESPar, subscribed 43,588,699 preferred shares of Fibria, equivalent to R$864 million (which was equivalent to U.S.$ 438 million at the exchange rate of May 29, 2009) and paid in equity with 56,880,857 common shares of Aracruz then holded by the bank, which were received and subscribed at a unit price of R$14.56.  The shares of Fibria were issued at a unit price of R$19.00;

(iii)  BNDESPar subscribed to 95,789,474 preferred shares of Fibria equivalent to R$1,820 million (which was equivalent to U.S.$ 797 million at the exchange rate of March 30, 2009 and April 29, 2009), requiring VID to transfer to BNDESPar, the preemptive right to subscribe to these preferred shares that remain after the subscription;

(iv)  The remaining shareholders of Aracruz, holders of outstanding and in circulation common shares, had the right to subscribe using their common shares of Aracruz, which received at a unit value of R$14.56.  The exchange of these shares for preferred shares of Fibria was at the per unit value of R$19.00 and the difference was subscribed in money and none of such shareholders elected to subscribe;

(v)   The Families and Safra family subscribed preferred shares of Fibria totaling a value of R$91 million and R$86 million , respectively (equivalent to U.S.$ 41 million and U.S. $40 million at the exchange rate of April 29, 2009, respectively).

The above capital subscriptions made on April 30, 2009 were ratified at an Extraordinary Shareholder Meeting’s of Fibria on May 27, 2009.  See “Item 7A.  Major Shareholders”.

After completion of the capital increase, our controlling shareholder VID and BNDESPar on October 29, 2009 executed a shareholders’ agreement which provides that (a) 20.7606% of the total capital of Fibria held by BNDESPar will be bound to the agreement for 3 years after its execution, such that BNDESPar and VID will together hold at least 50.1% of the voting capital of Fibria during this period; (b) the approval of certain matters will depend on the affirmative vote of BNDESPar; and (c) from the first day after the 3rd year after its execution the shareholders’ agreement will subject only 11.0445% of the shares held by BNDESPar to the terms of the agreement; and (d) from June 2014 onwards none of the BNDESPar shares will be bound by the terms of the agreement.  See “Item 10. Additional Information — Material Contracts — Shareholders’ Agreement of Aracruz”.

Mandatory Public Purchase Offer

In connection with the Aracruz Acquisition, on June 1, 2009, we announced the commencement of a mandatory public purchase offer for any and all outstanding common shares of Aracruz not held by us, as required under the Brazilian Corporation Law following a change in control of a publicly-held Brazilian corporation. The auction with respect to this tender offer took place on the BM&FBOVESPA from June 2 to July 1, 2009. During the auction period, we acquired 13,828,307 common shares of Aracruz, representing 3.04% of the outstanding voting share capital of Aracruz (equivalent to 1.34% of the total share capital) of Aracruz, for an aggregate purchase price of R$236.6 million, payable according to the same payment schedule agreed by the Families and Safra family in connection with the Aracruz Acquisition. Following this transaction, we owned 42.6% of the total share capital (equivalent to 98.2% of the voting share capital) of Aracruz.

Conversion of preferred shares into common shares

Pursuant to the Brazilian Corporate Law, corporate transactions that alter the features of a company’s class of shares, including the Aracruz conversion, must be approved by the general shareholders meeting and ratified by holders of a majority of the issued and outstanding class of the affected stock, voting as separate classes.

On May 30, 2009, at an Extraordinary Shareholders Meetings of Fibria, the conversion of its preferred shares into common shares at the exchange ratio of 0.91 common shares for one preferred share (VCP Conversion) was approved and, thereafter, subsequently ratified by a majority of the company’s preferred shareholders at a Special Meeting held on the same day.  Preferred shareholders who did not wish to have their shares converted had a 30 day period that ended on July 2, 2009, to inform the company that they, instead of converting their shares, choose to redeem the shares for the respective book value per share.   As a consequence of the conversion, our capital stock consists only of common shares.  Our ADSs represent common shares.

In addition, also on May 30, 2009, the common shareholders of Aracruz convened at an Extraordinary Shareholder Meeting and voted to approve a recapitalization of Aracruz consisting of the conversion of Aracruz’s Class A Preferred and Class B Preferred Shares into common shares of Aracruz at the ratio of 0.91 common share for each and every one of Aracruz’s Class A Preferred and Class B Preferred Shares (Aracruz Conversion).  .

Merger of preferred shares issued by Aracruz into Fibria

As part of the corporate reorganization following our acquisition of additional interest in Aracruz, our management and Aracruz’s management called an Extraordinary Shareholder Meeting of each company to vote a business combination under the Brazilian Corporate Law known as a stock swap merger (incorporação de ações).  Pursuant to the stock swap merger, all the issued and outstanding Aracruz shares not held by Fibria were exchanged for Fibria common shares on November 12, 2009, at 0.1347 ratio, so that Aracruz shareholders became Fibria shareholders and Aracruz became a wholly-owned subsidiary of Fibria.

Therefore, Aracruz’s preferred shares, both Classes “A” and “B”, that were traded in the BOVESPA under the symbol “ARCZ5” and “ARCZ6”, respectively, and Class “B” preferred shares that were traded in the NYSE in the form of ADSs under the symbol “ARA”, were exchanged by common shares of Fibria, under the symbol “FBR” and “FIBR”, respectively, as from November 18, 2009.  Due to the merger with Fibria, the last trading day for Aracruz securities was November 17, 2009.

On December 17, 2009, Aracruz filed its certification of a foreign private issuer’s termination of registration with the SEC.  Until then, Aracruz kept filing periodic information with the SEC, including annual reports.

Merger of Aracruz into Fibria

On December 31, 2009, as per Shareholders Meetings of both Aracruz and Fibria of December 22, 2009, Aracruz was merged into Fibria and as a result, Aracruz ceased to exist and Fibria, as the surviving company, legally succeeded Aracruz as for its rights and liabilities.

Results of operations

The following table sets forth certain items derived from our statements of operations for the years indicated:

	Year ended December 31,
	2009		2008		2007
	(U.S.$ in millions)
Net operating revenue	U.S.$	2,800	U.S.$	1,366	U.S.$	1,333
Cost of sales	(2,425)		(1,026)		(976)
Gross profit	375		340		357
Selling and marketing expenses	(152)		(51)		(49)
General and administrative expenses	(151)		(72)		(64)
Gain on exchange of assets, net	—		—		955
Gain on remeasurement of original investment in Aracruz, net	514		—		—
Other operating expenses, net	(219)		(17)		(13)
Operating income	U.S.$	367	U.S.$	200	U.S.$	1,186
Financial income	501		149		236
Financial expense	(649)		(227)		(145)
Foreign exchange gain (loss) and unrealized gain (loss) on swap, net	1,055		(593)		214
Income (loss) before taxes on income and equity in affiliates	1,274		(471)		1,491
Current income tax	1		(2)		(35)
Deferred income tax on asset exchange gain	—		—		(327)
Deferred income tax (expense) benefit	(485)		200		(21)
Equity in earnings (losses) of affiliates	17		(132)		113
Net income (loss) from continuing operation	807		(405)		1,221
Discontinued operation	37		—		—
Net income attributable to non-controlling interest	(331)		—		—
Net income (loss) attributable to shareholders of the Company	513		(405)		1,221

We operate in two business segments:  pulp and paper, which together account for approximately 99% of our sales. We also have a minor portion of our revenues from our port operations in Portocel.

The following table sets forth, by reportable segment, our net operating revenue as determined in accordance with U.S. GAAP:

	Year ended December 31,
	2009		2008		2007
Pulp:
Volumes (in tons)
Domestic	462,752		289,256		227,756
Export	4,440,416		911,511		869,897
Total	4,903,168		1,200,767		1,097,652

Average prices (U.S. Dollars per ton)	U.S.$	458	U.S.$	644	U.S.$	598
Domestic	U.S.$	370	U.S.$	590	U.S.$	533
Export	U.S.$	467	U.S.$	661	U.S.$	615
Net operating revenue (in thousands of U.S.$)
Domestic	171,266		170,759		121,411
Export	2,074,852		602,600		535,277
Total	2,246,118		773,359		656,689

Paper:
Volumes (in tons)
Domestic
Uncoated printing and writing	127,713		121,194		158,405
Coated printing and writing	91,137		98,271		129,025
Chemical / Special	117,807		126,265		114,407
Export
Uncoated printing and writing	34,153		41,799		81,329
Coated printing and writing	—		2,706		15,891
Chemical / Special	2,860		453		279
Total	373,670		390,688		499,336

Average prices (in U.S.$ per ton)	U.S.$	1,411	U.S.$	1,518	U.S.$	1,354
Domestic	U.S.$	1,457	U.S.$	1,591	U.S.$	1,462
Export	U.S.$	995	U.S.$	955	U.S.$	908
Net operating revenue (in thousands of U.S.$)
Domestic	490,696		550,163		587,464
Export	36,844		42,928		88,513
Total	527,530		593,090		675,976

Combined:
Volumes (in tons)
Domestic	799,409		634,986		629,592
Export	4,477,429		956,469		967,396
Total	5,276,838		1,591,455		1,596,988
Average prices (in U.S.$ per ton)
Domestic	U.S.$	828	U.S.$	1,135	U.S.$	1,126
Export	U.S.$	472	U.S.$	675	U.S.$	645
Net operating revenue (in thousands of U.S.$)
Domestic	661,952		720,922		708,875
Export	2,111,696		645,527		623,790
Total	2,773,648		1,366,449		1,332,665

Year ended December 31, 2009 compared to year ended December 31, 2008

Introduction

The year 2009 began with the continuation of the general economic slowdown that had begun in September 2008.  Weak worldwide demand, coupled with high pulp inventory by both producers and consumers resulted in, among other things, many pulp mill closures and temporary mill as Fibria and other pulp producers adjusted supply to demand.  These factors caused continuous declines in pulp prices during the first semester and resulted in list prices reaching lows of U.S.$ 475 in Europe and U.S.$ 450 in Asia during April and U.S.$505 in North America in June 2009 (declines of 21%, 6% and 26%, respectively, from list prices of December 31, 2008).   Thereafter an overall economic recovery in all markets, especially China began and that continued through year end.  Strong demand resulted in world pulp inventory levels in December reaching 27 days of supply, 19 days lower than in the same period of 2008 and at the lowest level of the normal range.  This permitted Fibria to not only maximize the additional volumes and operating efficiencies being obtained from the new pulp mill in Três Lagoas and integration of its production units with those of Aracruz but also implement several price increases throughout the second semester. Pulp prices ended the year 2009 at U.S.$ 730 in North America, U.S.$ 700 in Europe and U.S.$ 660 in Asia; increases of 47%, 47% and 45%, respectively from their aforementioned 2009 low points.

Competition in the domestic paper market, caused principally by lower consumption due to the overall economic conditions in the first semester plus increasing levels of paper imports at competitive prices due to the gradual appreciation of the Real that occurred throughout the calendar year, resulted in a retraction of 2.4% in overall domestic paper sales (Bracelpa) and declining margins. Export sales volumes, especially specialty papers, compensated in part for the decline in paper sales volumes and revenues.

The annual average exchange rate was R$ 1.9991 to U.S.$ 1.00 in 2009 as compared to R$ 1.8357 to U.S.$ 1.00 in 2008.

Because of the acquisition and consolidation of Aracuz’s operations with those of VCP effective January 21, 2009, a comparison of historical revenue and expense categories on a year-to-year basis is not meaningful.  Accordingly, various costs and expense categories are discussed and analyzed on a vertical basis (percentages of total sales).  See “Item 5. Operating and Financial Review and Prospects — Operating Results — Year ended December 31, 2009 (historical) compared to year ended December 31, 2008 (supplemental pro forma).

Net operating revenues

Net revenues increased in 2009 by 105% to U.S.$ 2,800 million from U.S.$ 1,366 million in 2008.  This increase was caused principally by the increased volumes of product sold which offset price decreases in both the pulp and paper segments. Volumes sold increased from 1,591,455 tons in 2008 to 5,276,838 tons in 2009 due principally to the acquisition of Aracruz effective January 21, 2009 and the start-up, effective March 30, 2009, of the Três Lagoas production unit. Volumes attributable to these two factors were approximately 2,300,000 tons and 700,000 tons, respectively, during the year.  Average international pulp prices decreased by nearly 29% while average paper prices increased 4%. In the domestic market both pulp and paper prices decreased 37% and 8% in US Dollar terms respectively. The acquisition of Aracruz’s operations, which are focused primarily on the export market, plus Três Lagoas production, changed the composition of our domestic/export sales revenue and volume mix.

Pulp: In this segment, 2009 sales volumes were 4,903,168 tons, an increase of 308% from the 1,200,767 tons of 2008.  The acquisition of Aracruz, effective January 21, 2009, and the start-up of production from the Três Lagoas mill beginning in March contributed in total to approximately 3,000,000 tons to the overall 2009 volume increase. Accordingly, net operating revenues of the segment increased by 190%, from U.S.$773,359 to U.S.$ 2,246,118 principally due to these factors which offset a decline in the average U.S. Dollar price of pulp from U.S.$ 644 to U.S.$ 458. Pulp exports represented 92% and 91% of revenues and sales volumes for the year ended December 31, 2009 as compared to 78% and 76% for the year ended December 31, 2008.  Domestic pulp sales represented 8% and 9% of revenue and sales volumes for the year ended December 31, 2009 as compared to 22% and 24% for the year ended December 31, 2008.

Paper:  Within this segment, total volumes decreased by 5% from 390,688 tons to 373,670 tons due to the combined effects of lower overall economic activity in the first semester and increased competition throughout the year from imported products. Volumes and revenues of specialty and coated papers, both high value-added products, increased due to demand and the availability of additional volumes due to the 2008 completion of the second coating line at our Piracicaba facility; these increases partially offset the decline in the domestic uncoated paper market due to the factors mentioned above.

Cost of Sales

Cost of sales increased by 136% to U.S.$ 2,425 million for the year ended December 2009 from U.S.$ 1,026 million during the corresponding period of 2008. The increase was a result of (1) volumes associated with the Aracruz Acquisition, effective January 21, 2009, representing an increase of U.S.$ 1,220 million, 53% of the total cost for the year and (2) additional volumes from Três Lagoas unit which represented an increase in cost of U.S.$279 million.  Both effects were partially offset by the depreciation of the Real on our Real-dominated costs (average rate)

Selling and Marketing Expenses

Selling expenses increased by 198% to U.S.$152 million for the year ended December 31, 2009 from U.S.$51 million during the corresponding period of 2008, primarily as a result of (1) the effects of the full consolidation of the results of Aracruz in the year ended December 31, 2009, representing an increase of U.S.$ 71 million, and (2) the increase in pulp volume sales due to the additional production from the start-up of Três Lagoas mill, launched in March, 2009.

General and Administrative Expenses

General and administrative expenses increased by 110% to U.S.$ 151 million during the year ended December 31, 2009 from U.S.$72 million during the corresponding period of 2008, primarily as a result of the effects of the full consolidation of the results of Aracruz in the year ended December 31, 2009. Increased administrative expenses arising from the Aracruz Acquisition primarily from higher third-party service expenses (primarily legal fees) contributed to the higher general and administrative expenses. As a percentage of net operating revenue, general and administrative expenses were stable when compared to the same period in 2008 (5%).

Gain on Remeasurement of Original Investment in Aracruz

This non-recurring gain arises from the Aracruz Acquisition; under ASC Topic 805 once control is obtained the Company is required to re-measure previously held equity interests to fair value, and record the gain or loss directly to statement of operations. Fibria obtained control on January 21, 2009 and recognized a pre-tax gain in operating income in the amount of U.S.$ 514 million as a result of remeasuring to fair value its original 12.35% economic interest in Aracruz.

Other Operating Income (Expenses), Net

Other operating expenses, net, were U.S.$ 219 million in the year ended December 31, 2009 compared to other operating expenses of U.S.$17 million in the corresponding period in 2008, mostly as a result of loss generated by the sale of Guaíba in the total amount of U.S.$ 90 million.

Operating Income

As a result of the foregoing, operating income increased by 84% to U.S.$ 367 million during the year ended December 31, 2009 from U.S.$200 million during the corresponding period of 2008. As a percentage of net operating revenue, the operating income margin was 13% during the year ended December 31, 2009 compared to 15% in 2008.

Financial Income

Financial income increased to U.S.$ 501 million for the year ended December 31, 2009 as compared to U.S.$ 149 million for the year ended December 31, 2008 mainly due to an increase in the funds available for investments in the total amount of U.S.$ 382 million and the reversal of interest, charges and fine on contingencies provisions in the total amount of U.S.$ 92 million.  The increase in funds available was principally from (1) the cash flow from the Aracruz and Três Lagoas operations not present in 2008; (2) the proceeds of capital increase and (3) the proceeds from additional borrowings that were incurred during the year.

Financial Expenses

Financial expenses increased to U.S.$ 649 million for the year ended December 31, 2009 as compared to U.S.$ 227 million for the year ended December 31, 2008 primarily due to the increase in indebtedness as a result of the assumption of Aracruz’s liabilities due to its acquisition and consolidation.  Interest and charges on debt was U.S.$ 517 million compared to U.S.$ 86 million in 2008.

Foreign exchange gain (loss) and unrealized gain (loss) on swaps and trading securities, net

Foreign exchange gains amounted to U.S.$ 1,055 million for the year ended December 31, 2009 compared to U.S.$ 593 million of losses for the year ended December 31, 2008.  This result was primarily due to the impact of the 34% appreciation of the Real against the U.S. Dollar on our total foreign currency debt in 2009, compared to 24% depreciation of the Real against U.S Dollar in 2008.  Our total debt denominated in U.S. Dollar was U.S.$ 4,776 million as of December 31, 2009 (represented 57% of the total debt), compared to U.S.$ 1,394 million in 2008, representing 88% of the total.

Income tax benefit (expenses)

For the year ended December 31, 2009, Fibria recorded an income tax expense of U.S.$ 484 million compared to a benefit of U.S.$ 198 million for the year ended December 31, 2008.  The tax expense is related principally to deferred tax liabilities arising from the gain on remeasurement of our original investment in Aracruz and differences in recorded basis of fixed assets acquired in the acquisition.  The effective tax rate was 38% for the year ended December 31, 2009, and 42% for the year ended December 31, 2008.

Equity in earnings (losses) of affiliates

Fibria recorded earnings in affiliates in the total amount of U.S.$ 17 million for the year ended December 31, 2009 from losses of U.S.$ 132 million for the year ended December 31, 2008.  This change is due to the inclusion of our 12.35% interest in Aracruz’s losses in our 2008 results and its exclusion in 2009 due to Aracruz being consolidated in our 2009 results.  The earnings in affiliates in the year ended December 31, 2009 is mainly related to our interest in Veracel.

Net income (loss)

As a result of the foregoing, Fibria recorded  net income of U.S.$ 513 million for the year ended December 31, 2009 compared to a loss of U.S.$ 405 million for the year ended December 31, 2008.

Year ended December 31, 2008 compared to year ended December 31, 2007

Introduction

During the first half of 2008, the pulp market conditions were favorable with robust demand, particularly in China and Europe, and reduced supply on low world inventories, few capacity additions, environmental issues, shortage of wood and closures of high cost capacity.  As a result, pulp prices increased through July.  On the paper side, market conditions were marked by higher competition in local market, mainly from imports, due to the appreciation of the Real against the U.S. Dollar through early August, resulting in lower domestic prices.  Additionally, the stronger exchange rate reduced export margins and forced local paper producers to shift volumes to the domestic market, increasing supply and competition in this market.  After August, demand slowdown resulted in several individual decreases in pulp list prices of U.S.$20/ton in Europe and North America, and U.S.$30/ton in Asia, offsetting the increases of the first half of this year.  Final list prices at December 31, 2008 were U.S.$680/ton in North America, U.S.$600/ton in Europe and U.S.$480/ton in Asia.  Even with this reduction, the average list price was higher than the previous year.

Due to the depreciation of the Real beginning in September 2008 paper notebook exports sales dropped and, as a result, competition for notebook sales increased in the local market.  The second half of the year, has historically witnessed an increase in paper demand when compared to the first half of the year.  This result is attributed to a larger number of advertising campaigns (more commemorative dates and end of year celebrations) and the notebook segment beginning production and increasing inventories for the upcoming school year.  In addition, a Brazilian Federal Government program that distributes books to students who need assistance began.  These factors, which contributed to the growing domestic consumption for paper products, did not result in increased volumes of paper sales, since the appreciation of the Real through August 2008 caused intense competition from imported products.  The depreciation of the Real beginning in September 2008 has resulted in reduced competition from imported products.

The annual average Real exchange rate was R$ 1.8346 to U.S.$ 1.00 in December 31, 2008, compared to R$ 1.9501 to U.S.$ 1.00 in the same period in 2007, an appreciation of 6%.  See “Item 5. Operating and Financial Review and Prospects — Overview — Brazilian economic environment.”

Net operating revenue

Net operating revenue increased by 2% to U.S.$ 1,366 million in December 31, 2008 from U.S.$ 1,333 million in December 31, 2007, with an increase in average price of 3% and stable sales volumes.  The steadiness of volume was attributable to lower paper sales derived from the paper asset divestments during the year, offset by the higher efficiency in pulp production at both Jacareí and Ripasa units.  On the price side, international pulp and paper prices increased while local prices increased in U.S. Dollars due to the appreciation of the Real against the U.S. Dollar through early August.  Sales volume totaled 1,591,455 tons for the period ended December 31, 2008 from 1,596,988 tons for the period ended December 31, 2007.  Approximately 53% of Fibria’s net operating revenue was made in the domestic market for the years ended December 31, 2008 and 2007.  Fibria’s revenue mix for the year ended December 31, 2008 was 43% for paper and 57% for pulp consistent with the 51% and 49%, respectively, for the year ended December 31, 2007.

Pulp.  In the pulp segment, sales volume increased by 9% to 1,200,767 tons for the year ended December 31, 2008 from 1,097,652 tons for the year ended December 31, 2007.  The increase in volume was due to greater market pulp production at the Jacareí mill, to new volumes from Conpacel and due to the Ahlstrom and Mogi paper asset divestments, whose integrated pulp became market pulp.  Net operating revenue attributable to pulp increased by 18% to U.S.$ 773.4 million for the year ended December 31, 2008 from U.S.$ 656.7 million for the year ended December 31, 2007.  This increase was due to the additional sales volume and to the 8% higher average prices of pulp.  Pulp exports constituted 78 % and 76% of revenues and sales volume, respectively, of pulp for the year ended December 31, 2008 compared to 82% and 79% for the year ended December 31, 2007.  In the domestic market, the volume of pulp sold increased 27% to 289,256 tons.  This increase was mainly due to the additional volumes of Ripasa and to the integrated pulp that became market pulp after the paper assets were restructured.

Paper.  In the paper segment, total volumes decreased by 22% for the year ended December 31, 2008, driven mainly by the Luiz Antonio asset exchange and by the volumes allocated to the Ahlstrom joint venture at the Jacareí mill.  Export volumes decreased by 54% to 44,958 tons for the year ended December 31, 2008 compared to the year ended December 31, 2007 while domestic volumes declined 14% to 345,730 tons in the same period.  Net operating revenue attributable to paper decreased by 12% to U.S.$ 593.1 million for the year ended December 31, 2008, from U.S.$ 676.0 million for the year ended December 31, 2007, boosted by a 12% increase in the average price of paper.  The domestic market accounted for 93% of paper revenues for the year ended December 31, 2008 compared to 87% for the year ended December 31, 2007.

Cost of sales

Cost of sales increased by 5% to U.S.$ 1,026 million for the year ended December 31, 2008 from U.S.$ 976 million for the year ended December 31, 2007.  This increase was mostly due to the negative impact of a stronger Real through early August on Fibria’s costs denominated in reais, an increase in labor costs, higher costs related to the purchase and resale of the products from Conpacel and greater mix of high value added products whose pulp is purchased at the market prices.  These variations were partially offset by productivity gains and cost savings.  For the same reasons, Fibria’s gross margin decreased to 24.9% for the year ended December 31, 2008 compared to 26.8% for the year ended December 31, 2007, partially offset by higher average prices.

To be consistent with the accounting classification previously adopted by Aracruz, during 2009 the Company changed the manner by which it classifies freight expenses in the statement of operations (previously recorded in Selling and marketing expenses and now classified as part of Cost of Sales). In common with many Brazilian companies operating in the pulp export sector, the Company considers freight to be part of the cost of delivering inventories to the point of sale at which the customer takes title. As virtually all Aracruz’s sales are of pulp for the export market, this classification better reflects the nature of the costs. For the years ended December 31, 2008 and 2007, US$ 92 million and US$ 89 million were reclassified from Selling and marketing expenses to Cost of sales, respectively.

Selling and marketing expenses

Sales expenses increased by 4% to U.S.$ 51 million for the year ended December 31, 2008.  This increase resulted mainly from the higher sales in the domestic market which are denominated in local currency.  As a percentage of net operating revenue, selling and marketing expenses also remained stable at around 4% when compared to the year ended December 31, 2007.

General and administrative expenses

General and administrative expenses increased by 13% to U.S.$ 72 million for the year ended December 31, 2008.  The increase was mainly attributable to expenses with corporate reorganization of U.S.$ 4 million.  As a percentage of net operating revenue, general and administrative expenses also remained stable at around 15% when compared to the year ended December 31, 2007.

The corporate reorganization that occurred during the fourth quarter with the objective to adjust Fibria to the global economy slowdown scenario resulted in additional, non-recurring administrative expense of about U.S.$ 4 million.

Other operating expenses (income), net

Other net operating expenses totaled U.S.$ 17 million for the year ended December 31, 2008 compared to net operating income of U.S.$ 942 million for the year ended December 31, 2007.  This variation is due solely to the inclusion of the pre-tax gain of U.S.$ 955 million on the 2007 related to the asset exchange of the Luiz Antonio mill. See Note 4(b) to our audited consolidated financial statements.

Operating income

Operating income decreased to U.S.$ 200 million for the year ended December 31, 2008 from U.S.$ 1,186 million for the year ended December 31, 2007.  This decrease was primarily due to the inclusion of the non-recurring gain on the 2007 related to the asset exchange of Luiz Antonio mill.  See Note 4(b) to our audited consolidated financial statements.

Pulp (including intersegment transactions at market values).  Operating income attributable to pulp increased by 1% to U.S.$ 143 million for the year ended December 31, 2008 from U.S.$ 142 million for the year ended December 31, 2007.  This increase was primarily due to the adverse effect of the currency depreciation through early August on production costs, which are mostly denominated in local currency.  The increase was also helped by higher volumes which increased 9% compared to the year ended December 31, 2007 and higher sales prices which increased 8% over the year ended December 31, 2008.

Paper (including intersegment transactions at market values).  Operating income attributable to paper decreased by 36% to U.S.$ 57 million for the year ended December 31, 2008 from U.S.$ 89 million for the year ended December 31, 2007.  This decrease was primarily due to 22% lower sales volume, partially offset by 12% higher sales price, mainly in the domestic market which was driven by high value-added papers mix.

Financial income

Financial income decreased by 37% to U.S.$ 149 million for the year ended December 31, 2008 from U.S.$ 236 million for the year ended December 31, 2007.  The decrease was primarily due to the reduction of the financial income accrued from the funds in the Trustee ( See “Item 4A. Information on Fibria — History and Development of Fibria.”) to be applied to the Projeto Horizonte in 2007, also due to lower amount of cash investments in local currency.

Financial expenses

Financial expenses increased to U.S.$ 227 million for the year ended December 31, 2008 from U.S.$ 145 million for the year ended December 31, 2007.  The increase was primarily due to Real depreciation against the U.S. Dollar from early August to December 31, 2008, based on our debts amounts denominated in Dollars.

Foreign exchange gain (loss) and unrealized gain (loss) on swaps and trading securities, net

Foreign exchange losses amounted to U.S.$ 593 million for the year ended December 31, 2008 from U.S.$ 214 million gains for the year ended December 31, 2007.  This result was primarily due to the impact of the depreciation of the Real against the U.S. Dollar from early August to December 31, 2008 on our sale of non-deliverable forwards, swaps and target forwards derivative instruments.  The losses recorded on foreign-currency based transactions are translated to U.S. Dollars and reported in Fibria’s statement of operations.

Income tax benefit (expenses)

For the year ended December 31, 2008, Fibria recorded an income tax benefit of U.S.$ 198 million compared to an expense of U.S.$ 383 million for the year ended December 31, 2007.  The benefit was mainly due to the recognition of deferred income tax benefits on tax loss carryforwards and on temporary differences related to foreign exchange gains and losses, which are taxed on a cash basis.  The effective tax rate was (42%) for the year ended December 31, 2008, generated mainly by the equity in earnings (losses) of affiliates and by the differences in foreign income tax rates, which are considered permanent differences, compared to 26% for the year ended December 31, 2007.

Equity in earnings (losses) of affiliates

Fibria recorded losses of affiliates in the total amount of U.S.$ 132 million for the year ended December 31, 2008 against earnings of U.S.$ 113 million for the year ended December 31, 2007.  This decrease was mostly due to our  interest in Aracruz’s losses in the amount of U.S.$153 million (total loss was U.S.$ 1,239 million), mainly due to derivatives losses.

Net income (loss)

As a result of the foregoing, Fibria recorded a loss of U.S.$ 405 million for the year ended December 31, 2008 compared to net income of U.S.$ 1,221 million for the year ended December 31, 2007.

Unaudited Fibria Pro Forma Condensed Consolidated Financial Data under U.S. GAAP

The following unaudited pro forma condensed consolidated financial data for the statement of operations of the year ended December 31, 2008 was prepared to reflect the (1) Aracruz Acquisition and (2) the disposition of the Guaíba unit, as further described in “Item 4. Information on Fibria — History and Development of Fibria — The Aracruz Acquisition”, and in “Item 4. Information on Fibria — History and Development of Fibria — Sale of Guaíba unit”, respectively, in order to provide a more meaningful comparison of our operating results for the years ended December 31, 2009 and 2008.

The unaudited pro forma condensed consolidated financial information for the year ended December 31, 2008 was prepared using the U.S. GAAP historical consolidated financial information of VCP and of Aracruz and was based on the estimates and assumptions set forth in the notes described below under this section.  The unaudited pro forma condensed consolidated financial information is being furnished solely for informational purposes. Although we believe that the unaudited pro forma condensed consolidated financial information is presented based on reasonable assumptions of our management, you should not interpret them as our actual results of operations, as an indication of our future consolidated results, as a basis for the calculation of dividends or for any other purposes. The unaudited pro forma financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Fibria would have been if the Aracruz Acquisition or the Sale of the Guaíba unit had occurred on January 1, 2008, and it is not necessarily indicative of our future consolidated results of operations or consolidated financial position. The unaudited pro forma financial information, for example, does not reflect (1) any integration costs that may be incurred as a result of the Aracruz Acquisition, (2) any synergies, operating efficiencies and cost savings that may result from the Aracruz Acquisition or the Sale of the Guaíba unit, (3) any benefits that may be derived from the combined company’s growth projects, or (4) changes in prices and foreign exchange rates subsequent to the dates of the unaudited pro forma condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2008:

	VCP Consolidated (as reported)	Consolidation of Aracruz (Note 1(a))	Consolidation Adjustment (Note 1(b))	Depreciation and Amortization of Tangible and Intangible Assets, net of tax (Note 1(c))	Sale of Guaiba unit and Aracruz Riograndense Ltda. (Note 1(d))	VCP Pro Forma
	(U.S.$ in millions unless otherwise indicated)
Operating revenues
Export Sales	645	1,785	—	—	(192)	2,238
Domestic sales	721	126	—	—	(97)	750
Net operating revenue	1,366	1,911	—	—	(289)	2,988
Operating cost and expenses
Cost of Sales	(1,026)	(1,338)	—	(105)	182	(2,287)
Selling and marketing	(51)	(88)	—	—	9	(130)
General and administrative	(72)	(65)	—	—	4	(133)
Other operating expenses, net	(17)	(78)	—	(36)	(32)	(163)
	(1,166)	(1,569)	—	(141)	163	(2,713)
Operating income	200	342	—	(141)	(126)	275
Non-operating income and expenses
Financial income	149	65	—	1	(1)	214
Financial expenses	(227)	(113)	—	(2)	—	(342)
Foreign exchange loss, net	(593)	73	—	—	4	(516)
Losses on derivative transactions	—	(2,160)	—	—	—	(2,160)

	(671)	(2,135)	—	(1)	3	(2,804)
Loss before taxes on income and equity in affiliates	(471)	(1,793)	—	(142)	(123)	(2,529)
Income tax and social contribution			—	—
Current	(2)	(34)	—	—	28	(8)
Deferred	200	524	—	48	10	782
Loss before equity in affiliates	(273)	(1,303)	—	(94)	(85)	(1,755)
Equity in earnings of affiliates	(132)	64	153	(10)	—	75
Loss from continuing operations	(405)	(1,239)	153	(104)	(85)	(1,680)
Loss from continuing operations-Preferred shares	—					—
Loss from continuing operations-Common shares	(405)					(1,680)
	(405)					(1,680)

Basic and diluted loss from continuing operations of VCP-in U.S. Dollars
Per preferred share or ADS	—					N/A
Per common share	(3.83)					(3.59)
Weighted average number of shares outstanding-thousands
Preferred share or ADS	96,888					N/A
Common share	105,702					467,935

Unaudited Pro Forma Condensed Consolidated Statement of Operations Adjustments

(a) Consolidation of Aracruz

This pro forma adjustment represents the full consolidation of Aracruz in the Company’s statement of operations for the year ended December 31, 2008 as if the acquisition transaction resulting in the 100% ownership of Aracruz had occurred as of January 1, 2008.

(b) Consolidation Adjustment

This pro forma adjustment represents the reversal of equity in loss since Aracruz is now fully consolidated by the Company.

(c) Depreciation and Amortization of Tangibles and Intangibles Assets, Net of Tax

The pro forma depreciation and amortization expense adjustments are as follows:

•                  Increase in basis of property, plant and equipment acquired of U.S.$ 1,165 million amortized based on useful lives on a straight line basis.  Pro forma depreciation expense, included in cost of sales, for the year ended December 31, 2008 was U.S.$ 86 million.

•                  Increase in basis of intangible assets acquired of U.S.$ 333 million amortized based on useful lives on a straight line basis.  Pro forma amortization expense, included in cost of sales, for the year ended December 31, 2008 was U.S.$ 36 million.

•                  Net assets acquired included a favorable contract which committed suppliers to deliver product with a fair value above the book value of the advances to the same suppliers and which resulted in a pro forma adjustment of U.S.$ 144 million, which was included in inventories.  Pro forma cost of sales for the year ended December 21, 2008 includes an additional charge of U.S.$ 19 million for inventories sold representing the allocation for the year based on the appraisal report.

Pro forma adjustments on the purchase accounting have been made to record the deferred tax timing differences calculated at Company’s composite statutory rate of 34% on the fair value amortization of net assets acquired and liabilities assumed.  Pro forma income tax and social contribution, included in income tax benefit, for the year ended December 31, 2008 was U.S.$ 48 million.

The following are the useful lives of the assets depreciated, amortized and depleted on straight line basis following to the Aracruz Acquisition:

Useful lives in years)

Building and improvements	30
Industrial and forest equipment	18
Forest	7
Intangibles	10

(d)   Sale of the Guaíba Unit and Aracruz Riograndense

These adjustments are made to reflect the carve-out amounts attributable to the net assets of the Guaíba unit and Aracruz Riograndense, which were effectively sold at December 2009.

An adjustment was made to remove the original goodwill on the purchase price allocation recorded in the Company books on the investment in the Guaíba unit and Aracruz Riograndense, of U.S.$29 million for the year ended December 31, 2008. The removal of original goodwill resulted in an adjustment to deferred income tax relating to these adjustments based upon the statutory composite rate of 34% of U.S.$10 million for the year ended December 31, 2008.

The provision for dismantling of the plant in Aracruz Riograndense of U.S.$12 million is no longer required under the present scenario for the Sale of Guaíba unit and Aracruz Riograndense as the purchaser has acquired the unit without the need for dismantling by Aracruz. The original provision was made in the year ended December 31, 2008 and for pro forma presentation purposes is now being reversed.

Upon the Sale of the Guaíba unit and Aracruz Riograndense, Aracruz will lose the right to offset PIS and COFINS direct tax on revenue credits arising from acquisitions of property, plant and equipment related to this unit.  Accordingly, such amounts are written off against cost of sales as pro forma adjustments of U.S.$7 million for the year ended December 31, 2008 based on the assumption the sale was consummated on January 1, 2008. There is no income tax effect on this adjustment.

The following supplementary information demonstrates the historical statement of operations for the year ended December 31, 2009 and the unaudited pro forma condensed statement of operations for the year ended December 31, 2008 in order to provide a more meaningful comparison of our operating results for the years then ended.

	Year ended December 31,
	Historical 2009	Pro Forma 2008
	(U.S.$ in millions)
Net operating revenue	2,800	2,988
Cost of sales	(2,425)	(2,287)
Gross profit	375	701
Selling and marketing expenses	(152)	(130)
General and administrative expenses	(151)	(133)
Gain on remeasurement of original investment in Aracruz, net	514	—
Other operating expense, net	(219)	(163)
Operating income	367	275
Financial income	501	214
Financial expense	(649)	(342)
Foreign exchange gain (loss) and unrealized gain (loss) on swap, net	1,055	(516)
Losses on derivative transactions	—	(2,160)
Income (loss) before taxes on income and equity in affiliates	1,274	(2,529)
Current income tax	1	(8)
Deferred income tax on asset exchange gain	—	—
Deferred income (expense) tax benefit	(485)	782
Equity in earnings of affiliates, net	17	75
Net income (loss) from continuing operation	807	(1,680)

We operate in two business segments:  pulp and paper, which together account for 99% of our sales. We also have a minor portion of our revenues from our port operations in Portocel. The following table sets forth, by reportable segment, our net operating revenue as determined in accordance with U.S. GAAP:

	Year ended December 31,
	Historical 2009		Pro Forma 2008
Pulp:
Volumes (in tons)
Domestic	462,752		299,576
Export	4,440,416		3,450,384
Total	4,903,168		3,749,960

Average prices (U.S. Dollars per ton)	U.S.$	458	U.S.$	632
Domestic	U.S.$	370	U.S.$	590
Export	U.S.$	467	U.S.$	636
Net operating revenue (in thousands of U.S.$)
Domestic	171,266		176,876
Export	2,074,852		2,194,690
Total	2,246,118		2,371,566

Paper:
Volumes (in tons)
Domestic
Uncoated printing and writing	127,713		120,214
Coated printing and writing	91,137		98,271
Chemical / Special	117,807		126,265
Export
Uncoated printing and writing	34,153		42,779
Coated printing and writing	—		2,706
Chemical / Special	2,860		453
Total	373,670		390,688

Average prices (in U.S.$ per ton)	U.S.$	1,411	U.S.$	1,517
Domestic	U.S.$	1,457	U.S.$	1,592
Export	U.S.$	995	U.S.$	957
Net operating revenue (in thousands of U.S.$)
Domestic	490,696		548,741
Export	36,844		43,961
Total	527,530		592,702

Combined:
Volumes (in tons)
Domestic	799,409		644,326
Export	4,477,429		3,496,322
Total	5,276,838		4,140,648
Average prices (in U.S.$ per ton)
Domestic	U.S.$	828	U.S.$	1,126
Export	U.S.$	472	U.S.$	640
Net operating revenue (in thousands of U.S.$)
Domestic	661,952		725,618
Export	2,111,696		2,238,651
Total	2,773,648		2,964,269

Year ended December 31, 2009 (historical) compared to year ended December 31, 2008 (supplemental pro forma)

Introduction

See “Item 5. Operating Results — Results of Operations — Year ended December 31, 2009 compared to year ended December 31, 2008 — Introduction.”

Net operating revenue

Net operating revenue decreased by 6% to U.S.$ 2,800 million in the year ended December 31, 2009 from U.S.$ 2,988 million in December 31, 2008. This result is mainly attributable to an average market pulp price 27% lower than the price registered in 2008 which offset the 27% increase in total sales volumes. The increase in sales volume was attributable to the additional production of the Três Lagoas Unit which started it operations in March 2009. Sales volume totaled 5,276,838 tons for the year ended December 31, 2009 from 4,140,648 tons for the period ended December 31, 2008.  Approximately 8% and 7% of Fibria’s net operating revenue was made in the domestic market for the years ended December 31, 2009 and 2008, respectively. Fibria’s revenue mix for the year ended December 31, 2009 was 19% for paper and 81% for pulp consistent with the 20% and 80%, respectively, for the year ended December 31, 2008.

Pulp. In the pulp segment, sales volume increased by 31% to 4,903,168 tons for the year ended December 31, 2009 from 3,749,960 tons for the year ended December 31, 2008. The increase in volume was mainly due to the additional capacity from the Três Lagoas mill which started its operations in March 2009. Net operating revenue attributable to pulp decreased by 5% to U.S.$ 2,246 million for the year ended December 31, 2009 from U.S.$ 2,371 million for the year ended December 31, 2008.  This result can be explained by a 28% decrease in the average prices of pulp. Pulp exports constituted 92% and 91% of revenues and sales volume, respectively, of pulp for the year ended December 31, 2009 compared to 93% and 92% for the year ended December 31, 2008.  In the domestic market, the volume of pulp sold increased 54% to 462,752 tons from 299,576 tons in 2008. This increase can also be explained by the additional volumes of Três Lagoas sold to a third party paper mill adjacent to our facility.

Paper. In the paper segment, total volumes decreased by 4% for the year ended December 31, 2009 mainly as a result of a lower demand in the paper market — according to Bracelpa data, the annual balance showed a 2.4% retraction in this segment. Export volumes decreased by 19% to 37,013 tons for the year ended December 31, 2009 compared to the year ended December 31, 2008 while domestic volumes declined 2% to 336,657 tons in the same period.  Net operating revenue attributable to paper decreased by 11% to U.S.$ 528 million for the year ended December 31, 2009, from U.S.$ 593 million for the year ended December 31, 2008, driven by a 7% decrease in the average price of paper.  The domestic market accounted for 93% of paper revenues for the year ended December 31, 2009 stable when compared to 2008.

Cost of sales

Cost of sales increased by 6% to U.S.$ 2,425 million for the year ended December 31, 2009 from U.S.$ 2,287 million for the year ended December 31, 2008.  This increase was mainly related to the volumes associated to the Três Lagoas unit, effective from March 30, 2009, which represented an increase in the amount of U.S.$ 279 million, partially offset by the depreciation of the Real (average rate).

Selling and marketing expenses

Sales expenses increased by 17% to U.S.$ 152 million for the year ended December 31, 2009 from U.S.$ 130 million in the corresponding period of 2008. This increase resulted mainly from the higher sales of market pulp which in turn increased mostly due to the higher sales volumes attributable to the start of operations of the Três Lagoas mill.  As a percentage of net operating revenue, sales expense remained relatively stable when compared to the year ended December 31, 2008.

General and administrative expenses

General and administrative expenses increased by 14% to U.S.$ 151 million for the year ended December 31, 2009 from U.S.$ 133 million in the corresponding period of 2008. The increase was mainly attributable to the appreciation of the Real in the period as of our costs are denominated in reais. Disbursements with the corporate reorganization also contributed to higher expenses. As a percentage of net operating revenue, general and administrative expenses remained relatively stable when compared to the year ended December 31, 2008.

Gain on Remeasurement of Original Investment in Aracruz

This gain arose from the Aracruz Acquisition; under ASC Topic 805 once control is obtained the Company is required to re-measure previously held equity interests to fair value, and record the gain or loss directly to statement of operations. Fibria obtained control on January 21, 2009 and recognized a gain in operating income in the amount of U.S.$514 million as a result of remeasuring to fair value its original 12.35% economic interest in Aracruz.

Other Operating Expenses, Net

Other operating expenses, net, were U.S.$ 219 million in the year ended December 31, 2009 compared to other operating expenses of U.S.$163 million in the corresponding period in 2008, mostly as a result of loss generated by the sale of Guaíba in the total amount of U.S.$ 90 million.

Operating income

For the reasons explained above, operating income increased to U.S.$ 367 million for the year ended December 31, 2009 from U.S.$ 275 million for the year ended December 31, 2008.

Financial income

Financial income increased to U.S.$ 501 million for the year ended December 31, 2009 as compared to U.S.$ 214 million for the year ended December 31, 2008 due to an increase in the funds available for investments and a reversal of interest, charges, and fine on contingencies provision in the amount of U.S.$ 92 million. The increase in funds available was principally from the Três Lagoas operations not present in 2008; (2) the proceeds of capital increase and (3) the proceeds from additional borrowings that were incurred during the year.

Financial Expenses

Financial expenses increased to U.S.$ 649 million for the year ended December 31, 2009 as compared to U.S.$ 342 million for the year ended December 31, 2008 primarily due to the increase in indebtedness as a result of the assumption of Aracruz’s liabilities due to its acquisition and consolidation.

Foreign exchange gain (loss) and unrealized gain (loss) on swaps and trading securities, net

Foreign exchange gains amounted to U.S.$ 1,055 million for the year ended December 31, 2009 from U.S.$ 516 million losses for the year ended December 31, 2008. This result was primarily due to the impact of the 34% appreciation of the Real against the U.S. Dollar on our total foreign currency debt in 2009, compared to 24% depreciation of the Real against U.S Dollar in 2008.

Loss on derivative transactions

The loss of U.S.$ 2,160 million refers to losses that occurred in 2008 due to the mark-to-market adjustment incurred by Aracruz on certain financial derivatives.

Income tax benefit (expenses)

For the year ended December 31, 2009, Fibria recorded an income tax expense of U.S.$ 484 million compared to a benefit of U.S.$ 782 million for the year ended December 31, 2008.  The benefit was mainly due to the recognition of deferred income tax benefits on tax loss carryforwards and on temporary differences related to foreign exchange gains and losses due to Aracruz’s derivatives losses in 2008. The effective tax rate was 38% for the year ended December 31, 2009 and 31% for the year ended December 31, 2008.

Equity in earnings (losses) of affiliates

Fibria recorded earnings of affiliates in the total amount of U.S.$ 17 million for the year ended December 31, 2009 against earnings of U.S.$ 75 million for the year ended December 31, 2008.  The decrease is due principally to the sale of the Ahlstrom joint venture effective September 1, 2008, and the Conpacel Consortium which prior to September 1, 2008 was recorded under the equity method.

Net income (loss)

As a result of the foregoing, Fibria recorded net income of U.S.$ 513 million for the year ended December 31, 2009 compared to a loss of U.S.$ 1,680 million for the year ended December 31, 2008 which was mainly impacted by Aracruz’s derivatives loss in 2008.

B.                                    Liquidity and Capital Resources

Liquidity

See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a discussion of our policies and actions.

At December 31, 2009, our cash and cash equivalents (which exclude trading securities and held-to maturity investments was U.S.$365 million (U.S.$ 280 million at year-end 2008). This increase is mainly due to the proceeds of additional debt incurred under our Liability Management Plan (See “Item 5. Operational and Financial Review and Prospects — Liquidity and Capital Resources”).

At December 31, 2009, we had U.S.$112 million (of a total of U.S.$ 2,270 million) in deposits and investments with our affiliate, Banco Votorantim S.A.  See “Item 7. — Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 15 to our audited consolidated financial statements.  At year-end 2008 we had approximately U.S.$ 40 million (of a total of U.S.$323 million) in deposits and investments with our affiliate, Banco Votorantim S.A.

At December 31, 2009, our cash, cash equivalents, trading securities and held to maturity investments (current portion) were U.S.$2,232 million (U.S.$323 million at year-end 2008).  The increase is due principally to the receipt on December 15, 2009 of U.S.$ 1,300 million in proceeds from the sale of the Guaiba unit (See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources”).

At December 31, 2009, our balance sheet presented a positive working capital balance of U.S.$1,043 million compared to a negative working capital balance of U.S.$337 million at year-end 2008.  We do not expect to have any difficulty in meeting our short-term obligations due to capital increases in cash occurred in early 2009 as a result of the acquisition of an additional equity interest in Aracruz and we had additional long-term borrowings that occurred throughout the year of 2009.  See “Item 5. Operating Results — Recent Developments — Liquidity and Capital Resources”.

Sources of funds

Operating activities provided net cash flows of U.S.$1,136 million in 2009 compared to U.S.$388 million in 2008 and U.S.$333 million in 2007.

Financing activities, which include short-term and long-term secured and unsecured borrowings and debt repayments, generated positive net cash flow of U.S.$1,241 million in 2009, and of U.S.$116 million in 2008 and negative U.S.$113 million in 2007.

At December 31, 2009, our gross debt totaled U.S.$8,426 million; of this amount, long-term debt represented 72%  in 2009 compared to 56% in 2008.  Approximately 57% of our debt was denominated in foreign currencies.  At December 31, 2009, our net debt was U.S.$6,156 million as compared to U.S.$1,764 million at December 31, 2008.

Uses of funds

Investing activities, which were comprised principally of production capacity increases in Três Lagoas mill, the development of forestry assets (land acquisition, planting and forest maintenance) and other capital expenditures consumed cash in investing activities in the total amount of U.S.$2,079 million in 2009, U.S.$507 million in 2008 and U.S.$145 million in 2007.

Debt

At December 31, 2009, our total debt was U.S.$8,426 million, consisting of U.S.$2,345 million in short-term debt (28% of total debt). At December 31, 2008, our total debt was U.S.$2,087 million, consisting of U.S.$928 million in short-term debt (44% of total debt).

Most of our U.S. Dollar-denominated borrowings are either prepayments or export credits made in respect of our export sales or international capital market borrowings which have lower interest rates compared to domestic financings.  With respect to our Real-denominated borrowings, almost all are with the BNDES. At December 31, 2009 and 2008 our outstanding borrowings with the BNDES were U.S.$ 805 million and U.S.$ 120 million, respectively.

Export credits (prepayment)

Due to the depreciation of the Real in the latter half of 2008, Aracruz suffered significant losses in connection with certain derivative transactions in which Aracruz held a short position in U.S. Dollar against the Real, including target forward swaps, non-deliverable forwards and swaps with options. These transactions were unwound or terminated early during the period of October 27 to November 3, 2008.

After the unwinding or early termination of those derivative transactions, Aracruz began negotiations with the derivative transaction counterparties (or their affiliates) or creditor banks for the repayment of the debt arising from these transactions. On January 19, 2009, banks holding more than 80% of the debt resulting from these transactions agreed with Aracruz on the terms of the repayment of this debt. Shortly thereafter, additional creditors agreed to the terms of the repayment of this debt.

On May 13, 2009, Aracruz and the creditor banks entered into the Export Prepayment Refinancing Credit Facility, which sets forth the terms and conditions of the repayment of Aracruz’s obligations owed to the creditor banks, or the Restructured Obligations. Aracruz Trading International (“ATI”) is the borrower under the Export Prepayment Refinancing Credit Facility, and ATI’s obligations under the facility are jointly and severally guaranteed by Aracruz and its subsidiaries, Aracruz Celulose (USA) Inc. and Alícia Papéis S.A. See “Item 4C. Information on Fibria — Organizational Structure”. The principal amount of the Restructured Obligations bears interest at three-month LIBOR, plus a margin that commences at 3.50% per annum and increased semiannually by 0.25% per annum beginning in 2010 to a maximum of 6% per annum.

This transaction was settled on August 13, 2009. On that date, outstanding export prepayment loans with certain bank creditors were transferred by the relevant bank creditors to ATI in exchange for loans that will be repaid by ATI to these bank creditors pursuant to the terms and conditions set forth in the Export Prepayment Refinancing Credit Facility. As of that date, the aggregate principal amount outstanding under the Export Prepayment Refinancing Credit Facility was U.S.$2.6 billion.

On December 31, 2009, the balance of this Export Prepayment Refinancing Credit Facility was reduced by U.S.$ 2,160 million, with the proceedings obtained from the Liability Management Plan undertaken by the Company in the second half of 2009 (see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — The Liability Management Plan”), which enabled the Company to align its terms with those of its other existing contracts, thereby eliminating a significant number of restrictive conditions previously prevailing in the derivatives contract. Nevertheless, the security package was kept.

The facility is secured by, among other collateral, (1) a mortgage on the land and equipment of the Aracruz Unit and certain land associated with this unit, (2) a pledge of certain forests associated with the Aracruz Unit and (3) a first priority security interest in certain export receivables and a related collateral account.

On November 25, 2009, Fibria entered into a U.S.$1,175 million two tranches export credit facility agreement with twelve financial institutions. The tranche A is five-year term with a grace period of three years grace period at a cost of Libor +4%. The tranche B is a seven-year term with a grace period of five years at a cost of Libor + 4.25%. Both tranches will have the margins reduced by 100 bps at the time Fibria leverage rations are below 3.5 times. The funds were received on December 28, 2009.

On August, 18, 2009, VCP-MS entered into a U.S.$182 million export credit facility agreement with two financial institutions, as arrangers, and ECA (Finnish export credit agency), as lender. We are a guarantor under this floating rate facility. Principal payments are due semi-annually from February 15, 2010 to February 15, 2018.

On July 10, 2009, VCP Overseas Holding Kft entered into a U.S.$ 54 million export credit facility agreement with a financial institution. Fibria and VCP-MS are guarantors under the floating-rate facility. Principal payments are due quarterly from July 14, 2010 to July 16, 2012.

In September 2008, Fibria recorded its 50% share of the Conpacel’s loans which at September 30, 2008 totaled U.S.$ 83 million comprising contracts for export prepayment (U.S.$ 73 million) and import financing (U.S.$ 10 million) which mature in 2012.  At December 31, 2009 the outstanding amount was U.S.$ 22 million.

In May 2008, Fibria signed an export prepayment contract with Nordea Bank AB for the aggregate amount U.S.$ 50 million at LIBOR plus 0.68% p.a. Payments are due through 2012 in installments to match export shipments.  The financings are guaranteed by export contracts.

In June 2007 we signed an Export Prepayment contract with Banco Bilbao Vizcaya Argentaria for U.S.$ 100 million at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments.  The financings are guaranteed by export contracts.

Domestic fixed-rate notes

On December 29, 2009, Fibria entered into a U.S.$ 42 million financing with Banco do Brasil referring to Fund for the Financing of the Brazilian Midwest Region (“FCO”) at 8.5% fixed rates in reais. This is a subsidized finance to boost investments on the Central East region of Brazil. This amount will mature from July 2010 through December 2017.

In April 2008 Fibria signed a bridge loan with ABN AMRO Bank NA in an aggregate amount of U.S.$ 200 million at LIBOR plus 2% p.a. The financing matured on September 26, 2008, and was guaranteed by a security interest in financial assets.  The maturity date was renegotiated and deferred to March 24, 2010, indexed at LIBOR plus 5%. During 2009 some clauses were renegotiated, one of those established that the principal should be repaid on October 15, 2010.

International fixed-rate notes

Fibria

On October 30, 2009, Fibria Overseas Finance Ltd., a wholly owned Cayman Island subsidiary of Fibria, see “Item 4C. Information on Fibria — Organizational Structure”, issued U.S.$ 1,000 million in notes due in 2019 at a coupon of 9.25% p.a. and yield of 9.375%.

The indenture for this issue of notes contains a number of covenants including, among others:

•                  incur additional indebtedness,

•                  make investments,

•                  issue or sell capital stock of restricted subsidiaries,

•                  sell assets,

•                  enter into sale and leaseback transactions,

•                  engage in transactions with affiliates,

•                  create unrestricted subsidiaries,

•                  create certain liens, and

•                  consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

Voto-Votorantim III

In January 2004, VPar, our ultimate controlling shareholder, formed Voto-Votorantim III, a company based in the Cayman Islands, for the sole purpose of raising funds.  Voto-Votorantim III issued U.S.$ 300 million, 7.875% Bonds due 2014 in the international market.  We received 15% of the total amount originally issued U.S.$ 45 million, and are the guarantors for this amount.

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

Voto-Votorantim IV

On June 24, 2005, Voto-Votorantim IV, a wholly-owned subsidiary of VPar, issued U.S.$ 400 million of 7.75% Notes due 2020 that were placed with investors in North America, Europe, Asia and Latin America.  Fibria is a guarantor of 50% of the 7.75% Notes due 2020 and in turn received U.S.$ 200 million of the proceeds.  On September 6, 2005, we acquired a 50% equity interest in Voto-Votorantim IV and continue as the guarantor for 50% of these Notes.

The indenture for the issue of notes by Voto-Votorantim IV contains a number of covenants including among others:

•                  Limitations on our ability to incur debt;

•                  Limitation on the extence of liens on our properties; and

•                  Limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in comparable arm’s length transaction.

BNDES

BNDES, the parent of BNDESPar, one of our principal shareholders, has been an important source of debt financing.  At December 31, 2009, total BNDES loans outstanding totaled U.S.$ 805 million related principally to the capacity increase projects, all of which are denominated in reais.  The BNDES loans are secured by liens on property, plant and equipment, and a lien on certain land, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim Group.  The majority of our loans with BNDES bear interest are indexed using either the Taxa de Juros de Longo Prazo, or TJLP, a nominal long-term interest rate that includes an inflation factor.  The remaining BNDES loans are indexed by the UMBNDES which is a weighted average exchange variation on a basket of currencies, predominantly U.S. Dollars, held by BNDES.  At December 31, 2009, the TJLP was fixed at 6.00% per year, and during 2008 averaged 6.25% per year.

As of December 31, 2009, BNDES had lent approximately 10% of our financial indebtedness, and is expected to loan significant funds in the future. See below details on amount and maturities:

Index	U.S.$ MM	Maturity
TJLP	725	2017
UMBNDES	80	2017
	805

For further information on the financing agreements with BNDES, see Exhibits 4.11 and 4.12 to this annual report.

Leasing

The Company signed capital leases agreement with the Bank Société Générale for the acquisition of machinery used to fell and harvest trees in the total amount of U.S.$ 50 million. The first tranche of U.S.$ 3 million was released in September 2008 and matures in 2013.  The outstanding amount as of December 31, 2009 was U.S.$ 18 million.

On December 31, 2008, Fibria recorded its 50% share of the Consortium pulp machine leasing liabilities that totaled U.S.$ 26 million as of December 31, 2009, which mature in 2014.

Maturities

At December 31, 2009, the amount of our short-term debt (including current portion of our long-term debt and the payable for Aracruz Acquisition) was U.S.$ 2,345 million, with a weighted average interest rate of 6.90%, compared to U.S.$ 438 million at December 31, 2008, with a weighted average interest rate of 6.06%.  At December 31, 2009, the annual maturities of our long-term debt excluding current portion were as follows:

Year	Amount
(U.S.$ in millions)
2011	1,147
2012	528
2013	773
2014	957
After 2014	2,676
Total	6,081

Covenants

At December 31, 2008, the Company was not in compliance with covenants on certain loan agreements as a result of a proportional consolidation of Aracruz based on Brazilian GAAP, plus Três Lagoas project investments and the devaluation of the real. See Note 9(a) and 12(i) to the consolidated financial statements and “Item 5 — Management Discussion and Analysis — Year ended December 31, 2008 compared to year ended December 31, 2007 - Equity in earnings (losses) of affiliates”.  Nonetheless, in November 2008, we began the renegotiation of the terms of these covenants with the creditor banks, for which we have concluded the negotiations for more than 80% of the affected loan agreements.  Management, at this time, considers none of these renegotiated covenants or guarantees, if requested, are restrictive or inhibitive to the Company’s current level of operations.  We believe that our sources of funds and management actions, such as the capital increase that occurred on April 30, 2009 (partially offsetting the effect of additional leverage of the purchase of Aracruz common shares) and increase of credit lines by diversifying creditor banks portfolio, are, and will continue to be, adequate to meet our liquidity levels and currently anticipated uses of funds, which include working capital, recurring capital expenditures and debt repayment.

In the case of the 20% of affected loan agreements, which includes a loan from BNDES (one of our shareholders) the creditor banks do not have the right to demand repayment.  In these cases, the only penalty is, if requested by banks, assets pledged as guarantee and just the loan agreements that were renegotiated (more than 80%) give the right to demand payment.  We concluded that there was no requirement to classify these debts as current.

The Company was in compliance with its loan covenants at December 31, 2009. The Company’s loan agreements contain covenants or restrictive clauses, establishing maximum indebtedness and leverage levels as well as minimum coverage of outstanding amounts and the maintenance of minimum balances of receivables either in a current account or a collateral account. The Company renegotiated its covenants with the creditors for all loans subject to call. In regard to the loan with BNDES (one of our shareholders), which does not have the right to early redeem the loan, the Company may provide additional assets as collateral, provided that the Bank makes such requirement.

The main conditions include:

(i)         certain restrictions on the Company’s capacity to merge with or into other entities;

(ii)        certain restrictions on exchanges and disposals of assets by the Company;

(iii)       certain restrictions on sale and exchanges of assets;

(iv)       maintenance, at the end of each quarter, of a ratio of (a) Adjusted EBITDA (for the last four quarters) plus cash position, based on Brazilian GAAP balances, to (b) the total debt maturing during the following four quarters, plus financial expenses to be paid during the following four quarters, greater than, for all quarter for 2009 and 2010, 0.7 to 1.0, and thereafter in every subsequent quarter, 1.2 to 1.0;

(v)        maintenance, at the end of each quarter, of a level of net debt to Adjusted EBITDA (for the last four quarters), based on Brazilian GAAP balances, from 6.75 to 1.0 in 2009 and with period reductions to 3.0 to 1.0, in 2012 and thereafter;

(vi)       subject to certain exceptions, restrictions on the creation of liens on assets of the Company;

(vii)      subject to certain exceptions, restrictions on the assumption of additional debt by the Company; and

(viii)     maintenance of a hedge policy approved by the Board of Directors of the Company prohibiting hedging for speculative purposes.

The main events of default under the Export Credit Note include:

(i)         cross-default and cross-judgment default, subject to an agreed minimum value of US$ 25.0;

(ii)        certain periods of resolution, breach of any obligation under the Export Credit Note; and

(iii)       certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

Our long-term borrowings contain various covenants regarding compliance with certain financial ratios and other restrictions.  At December 31, 2009, the Company was in compliance with all covenants See Note 1 to the consolidated financial statements and “Item 5. Operating and Financial Review and Prospects — Operating Results — Results of Operations — Year ended December 31, 2009 compared to year ended December 31, 2008 - Equity in earnings (losses) of affiliates”.

Capital expenditures

During 2009, we invested U.S.$ 803 million in capital expenditure representing an increase of 16% from the U.S.$ 692 million invested in 2008, and 68% higher than the amount of U.S.$ 477 million invested in 2007.  Of this amount, U.S.$ 504 million was spent on expansion projects (pulp mill in Três Lagoas and coater for special paper in Piracicaba), U.S.$ 201 million was spent on forestry assets (land acquisition, planting and forest maintenance), and the remaining was invested in the modernization and maintenance of our plants.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	For the years ended December 31,
	2009	2008	2007
	(in U.S.$ millions)
Expansion	504	391	67
Forests (including land purchases)	201	222	216
Improvements/modernization	16	12	12
Other (includes maintenance and information technology)	76	35	58
Sub Total	797	660	353
Fixed assets related to Três Lagoas expansion purchased with proceeds of financial income earned on trust fund deposits (see “Item 4A. Information on Fibria — History and Development of Fibria)	6	32	124
Total	803	692	477

The Company may purchase, upon authorization of its Board of Directors, stock in the open market which, after purchase, will be held in treasury to be sold and/or cancelled.  The number of shares held in treasury may not, however, exceed 10% of the total outstanding and in circulation shares.

C.                                    Research and development, patents and licenses, etc.

As an integrated producer of pulp and paper, we seek to gain a better understanding the entire production process and obtain competitive advantages by continuous investments in research and technological development.

By attempting to identify the characteristics of both wood and pulp that are essential for the production of high quality pulp and paper, we improve our processes and develop innovative, higher quality products. The research and development activities conducted within our research center are directed towards increasing the productivity of our forests, improving the quality of the eucalyptus wood used as our raw material, increasing the efficiency of our productive process and industrial yields, and developing new, innovative higher quality products, in a sustainable way. These efforts are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes. Our total disbursements, both directly and indirectly, in research and development were U.S.$ 14.9 million, U.S.$ 6.4 million and U.S.$ 7.6 million during 2009, 2008 and 2007, respectively. The expenditures in research and development are consistent with the Company’s growth and its ongoing effort to maintain its competitiveness. This strategy has been enabling Fibria to develop high quality sustainable forests, with lower costs and minimum environmental impact, while supplying the market with improved products and reinforcing the Company’s long-term relationships with key customers.

Fibria Technology Center

The main objective of the Fibria Technology Center is to add value to the overall business. The portfolio of research projects involves activities ranging from the nurseries to the final products. Our forest technology is focused on wood quality and forest productivity in such areas as genetic improvement, forest biotechnology, plant physiology, soil and plant nutrition, silvicultural technology, forest protection and environmental development.

In the last 40 years, improvements in forest technology, using advanced genetic techniques, have led to expressive increases in the forest yield. Worthy of recent notice was the new achievements in the tree improvement programme of new Eucalyptus species and their hybrids, aiming at obtaining a broader fiber platform, in terms of forest productivity and wood quality for specific products.

In some of Fibria’s Units, the soil monitoring process conducted in the last twenty years has revealed that fertility has been enhanced for most of the planted areas, due to application of improvements in nutritional management, especially since the late 90s. Furthermore, the hydrologic studies performed in the last 15 years, and based upon superficial and underground water quantity and quality monitoring conducted in representative watersheds, continue to indicate that there are no changes in those water parameters which might be associated with eucalyptus plantations.

With the results obtained from the studies and monitoring carried out in 2009, it has been possible to update Fibria’s biodiversity data, and notably the information about the birdlife. More than 144,000 birds have been registered since 1989 — by means of capture, census, line-transect sampling and observations — classified among 67 families and 605 distinct species. Approximately 15,500 birds have been banded, for the gathering of information about their continuance and movements within the Company’s areas.

Additionally, a new management tool has been developed, based on environmental indicators and under landscape ecology management concepts. Coined as the “Fibria’s Bioindex”, this new tool enables an optimized prioritization and monitoring of the actions of forest management, in our continuous search for better environmental performance.

Important contributions were also noted through many sustainability related projects, in special the increased recycle of industrial solid residues. Currently, approximately 80% of the residues generated in our operations at Aracruz Unit are being sustainably recycled to the forest plantations. In 2009, studies began in order to apply this technology to the Jacareí and Três Lagoas units.

We also maintain a significant level of investment in the biotechnology program, involving national and international partnerships. The main goals of the biotechnology program in 2009 were to improve forest and industrial productivity and reduce total costs by producing: (1) better wood quality for industry applications (wood density, fiber morphology and chemistry; (2) higher operation yields (forest and industry); (3) greater raw material homogeneity Development of advanced tissue culture and new clonal propagation techniques were also continued along 2009.

With respect to the pulp process development, in 2009 our studies were focused on fiber quality and industrial process improvement.  New technologies were tested in the wood treatment, cooking and bleaching processes, together with optimization of additives and other materials to improve pulp quality. The portfolio of product development projects was dedicated to reinforce the search for alternatives that can result in the increase of BEK in the average paper furnish, of different paper grades. To achieve this goal, various methodologies have been developed to differentiate fiber properties, in joint studies with selected partners. The available alternatives today involve not only special fiber engineering and differentiated pulp production processes, but also the use of specific agents and different stock prep technologies in papermaking , being offered to key-customers. Recent advances have allowed Fibria to extend its flexibility, in terms of availability of an optimized portfolio of dedicated products.

It is also a key responsibility of the Technology Management a continuous assessment of new trends and advances in the business scenarios and societal changes and demands.  This process has contributed to significant internal decision points in the company, and has also detected important alternatives that can lead to new products and markets. Particularly the new discussions involving bioenergy, biofuels and alternative products from biomass have received special attention.

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

For additional information regarding trends in our business, see “Item 4B.  Business Overview — Our Strategies”, “Item 4B. Business Overview — Cyclical nature of world pulp prices” and “Item 5. Operating Results.”  For risks affecting our business, see “Item 3. Key Information — Risk Factors.”

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

F.     Tabular Disclosure of Contractual Obligations

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2009:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of U.S. dollars)
Total debt commitments (1)	8,317	2,270	1,653	1,718	2,676
Interest payable	65	65	—	—	—
Capital lease obligations (2)	44	10	22	12	—
Operating leases (3)	265	19	46	44	156
Purchase obligations (4)	5,036	457	611	378	3,590
Pension contribution (5)	30	6	12	12	—
Total	13,757	2,827	2,344	2,164	6,422

(1)          Includes short and long-term loans and financings and short and long-term payable to Aracruz Acquisition shown in our consolidated financial statements, excluding interest payable.

(2)          Includes any agreements with suppliers of our assets (including for the Jacareí project).

(3)          Includes land leases and wood supply (Note 17(j) to the consolidated financial statements).

(4)          Includes take-or-pay contracts.  We have long-term “take-or-pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from one year to 10 years for which the contractual obligations are U.S.$ 77 million per year.  Additionally, we have a long-term “take-or-pay” contract with a supplier of pulp for 30 years.  The contractual obligation in connection with this contract is U.S.$ 52 million per year.

(5)          Represents contributions of U.S.$ 6.2 million per year.

Note: estimated interest expense for the purchase obligations of approximately 6%.

The above table does not reflect swap transactions discussed in “Item 5. Operating and Financial Review and Prospects — Off-Balance Sheet Arrangements” above.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

We are managed by a Board of Directors (Conselho de Administração), and a board of executive officers (Diretoria). The address of the management of our company is Alameda Santos 1357, 6th floor, São Paulo, State of São Paulo, Brazil.  We have a permanent Conselho Fiscal, or fiscal committee, which is composed of at least three and at most five members.

Board of Directors

Our board of directors is required to meet four times a year and on an extraordinary basis when corporate interests so require.  The members of the board of directors are appointed at general shareholders’ meetings and serve for two-year terms.  The board’s responsibilities include determining our general business strategies, electing the executive officers and supervising the management. The board of directors is currently made up of the following members:

Name	Member Since	Age	Position
José Luciano Duarte Penido	August 28, 2009	62	Chairman
Paulo Henrique de Oliveira Santos	November 5, 2009	51	Alternate
João Carvalho de Miranda	April 30, 2009	47	Member
Sérgio Duarte Pinheiro	November 5, 2009	40	Alternate
Raul Calfat	August 24, 2009	57	Member
Gilberto Lara Nogueira	November 5, 2009	61	Alternate
Alexandre Silva D’Ambrosio	August 24, 2009	47	Member
José Luiz Braga	December 22, 2009	61	Alternate
Wang Wei Chang	August 24, 2009	63	Member
Samuel de Paula Matos	December 22, 2009	62	Alternate
Armando Mariante Carvalho Junior	November 5, 2009	61	Member
André Biazus	November 5, 2009	46	Alternate
Eduardo Rath Fingerl	November 5, 2009	57	Member
Patrícia Dias Fernandes	November 5, 2009	33	Alternate
José Armando de Figueiredo Campos	December 22, 2009	61	Member
Antonio Luiz Pizarro Manso	December 22, 2009	66	Alternate
Alexandre Gonçalves Silva	December 22, 2009	65	Member
Mauricio Aquino Halewicz	December 22, 2009	37	Alternate

We present below a brief biographical description of each member of our board of directors:

José Luciano Duarte Penido.  Mr. Penido has served as Chairman of our Board of Directors since August 28, 2009.  Prior to his appointment as Chairman of our Board of Directors, he had served as our chief executive officer since January 5, 2004.  Prior to January 2004, Mr. Penido served as president of Samarco Mineração S.A. for eleven years.  Penido has always kept a management focus on people and sustainability as a solid support for long term outstanding results. In his social initiative undertakings, Penido is counselor of the Ethos Institute - Enterprises & Social Responsibilty, Director of the Center of Industries of the State of Rio Grande do Sul and in 2010 became a member of the board of the Council of Economic and Social Development of Bahia.   Mr. Penido has a bachelor’s degree in Mining Engineering from the Universidade Federal de Minas Gerais.

Raul Calfat.  Mr. Calfat has served on our Board of Directors since August 24, 2009.  Mr. Calfat has also served as the general director of VID for all industrial businesses (including cement, zinc, nickel, long steel, orange juice, chemicals and energy) since January 2006 and as the general director for the corporate area since January 2004.  In addition, Mr. Calfat has been a member of the Board of Directors of Aracruz since July 16, 2004 and was elected Chairman of the Board of Directors of Aracruz on March 6, 2009. Mr. Calfat served as vice president of the Bracelpa from 1996 to 2004 and as president of the Pulp and Paper Association of São Paulo from 1993 to 1995.  Mr. Calfat previously served as president of our company and of Papel Simão, where he began his career as a trainee in 1973.  Mr. Calfat graduated from FGV with a bachelor’s degree in Business Administration.  Mr. Calfat also completed the management development program for senior executives at the International Institute for Management Development (IMD) in Lausanne, Switzerland.

Alexandre S. D’Ambrosio.  Mr. D’Ambrosio has served as a member of our Board of Directors since August 24, 2009.  Mr. D’Ambrosio is general counsel and a managing director of VID.  Since June 2003, Mr. D’Ambrosio has served as chief legal officer of VPAR and has also served as a member of the Board of Directors of Aracruz since April 2004.  Prior to joining the Votorantim Group, Mr. D’Ambrosio served from 2001 through 2003 as vice president for Legal and Corporate Affairs of Global Village Telecom Ltda. — GVT in Brazil, and from 1999 through 2001 as general counsel of Telemig and Telenorte Celular S.A. in Brazil.  Mr. D’Ambrosio previously practiced corporate law in the United States from 1986 through 1996, as an associate and partner in major law firms in Washington, D.C. and New York City.  Mr. D’Ambrosio is licensed both as a Brazilian and U.S. lawyer and member of the Ordem dos Advogados do Brasil (OAB-São Paulo), the District of Columbia Bar, and the Court of International Trade in New York.  Mr. D’Ambrosio graduated from the University of São Paulo (LL.B ‘84), from the Harvard Law School (LL.M ‘86) and from the National Law Center of George Washington University (MCL ‘89).

Alexandre Gonçalves Silva. Mr. Silva is a member of the Board of Directors of Fibria since December 22, 2009 and he has served previously as President and Chief Exectuive Officer of General Electric do Brasil from 2001 to 2007. From 1989 to 2001 he has served as President and Chief Executive Officer of GE CELMA. During his 40 years of professional career Mr. Silva worked most of the time in various sectors of aeronautical industry. Currently Mr. Silva serves as member of Alupar, Equatorial Energia, TAM, Fundições Tupy. Mr. Silva also serves as the Chairman of the Board of AMCHAM since 2006 where he also served as a member from 2004 to 2005 and Vice Chairman from 2005 to 2006.  Mr. Silva graduated with bachelor’s degree in Mechanical Engineering from Pontificia Universidade Católica do Rio de Janeiro — PUC.

João Carvalho de Miranda.   Mr. Miranda has served as a member and Vice-Chairman of our Board of Directors since April 30, 2009.  Since March 2009, Mr. Carvalho de Miranda has also served as chief financial officer of VID.  Before joining the Votorantim Group in 2009, Mr. Carvalho de Miranda was the executive vice president of Global Banking at Banco Citibank S.A. in Brazil from 2006 until 2009.  Mr. Carvalho de Miranda was also the president of Citibank N.A. in Chile from 2004 to 2006 and corporate bank head of Citibank, N.A. in Brazil from 1998 to 2004.  Prior to 1998, Mr. Carvalho de Miranda took several positions at ING Barings and Aracruz.  Mr. Carvalho de Miranda is an economist who graduated from Pontifícia Universidade Católica do Rio de Janeiro and received a master’s degree in Business Administration from Instituto de Pós-Graduação e Pesquisa em Administração of Universidade Federal do Rio de Janeiro (COPPEAD). He hás also completed an extension course at the Wharton Business School, University of Pennsylvania.

Jose Armando de Figueiredo Campos. Mr. Campos is a member of the Board of Directors of Fibria since December 22, 2009 and he has served as a member of ArcelorMittal Brasil S.A.’s Board of Directors since 2006, being appointed as Chairman in April 2009. Mr. Campos has also served as a member of the Board of Directors of Banco do Estado do Espírito Santo S.A. (BANESTES) since June 2009. After a long career in Cia Vale do Rio

Doce, Mr. Campos was Vice President of Cia Siderúrgica de Tubarão — CST between 1992 and 1997 and Chief Executive Officer until 2005. Prior to that Mr. Campos was elected the President of Instituto Brasileiro de Siderurgia - IBS (2002-2005), Instituto LatinoAmericano do Ferro e do Aço — ILAFA (2002-2004) and President of Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável — CEBDS. Mr. Campos graduated with bachelor’s degree in Engineering from Universidade Federal do Rio de Janeiro — UFRJ and received a mater’s degree in Industrial Engineering from Escola de Minas de Ouro Preto (EMOP/UFOP) and holds a Master in Business Administration degree from Fundação Dom Cabral/INSEAD.

Wang Wei Chang.  Mr. Chang has served as a member of our Board of Directors since August 24, 2009.  Mr. Chang also serves as independent risk officer of the risk committee of VPAR since February 2009. In addition, Mr. Chang has been a member of the Board of Directors of Aracruz since March 6, 2009.  Mr. Chang previously served as the head of the financial planning and control unit and as controller at Banco Chase Manhattan S.A. in Brazil.  Mr. Chang also served as treasurer of Chase Manhattan Bank N.A. in Chile, and managing director of Chase Manhattan Bank, N.A. in São Paulo from September 1988 until July 1995.  Mr. Chang served as vice president of Citibank, N.A. in Brazil and Hong Kong from May 1974 until May 1986, and as vice president and chief financial officer of Perdigão S.A. from July 1995 until June 2008. Mr. Chang is also member of the Senior Advisory Board and alternate member of the Board of Directors of Perdigão S.A.  Mr. Chang graduated with a bachelor’s degree in Electrical Engineering from Escola Politécnica de São Paulo in 1971 and a master’s degree in Industrial Engineering from Pontifícia Universidade Católica do Rio de Janeiro in 1973.  In addition, Mr. Chang has completed training seminars sponsored by Perdigão S.A., Banco Chase Manhattan S.A., Citibank N.A. and other institutions in Brazil, the United States, Puerto Rico, Chile, Europe, Hong Kong, Japan and the Philippines related to management, strategic planning, leadership training, finance, capital markets, financial controls, credit, marketing, real estate, trade finance, and sales.

Armando Mariante de Carvalho Junior. Mr. Carvalho Junior is a member of the Board of Directors of Fibria since November 5, 2009 and he has served as Vice-President of the BNDES since April 2006. Prior to being nominated as Vice-President of the BNDES, Mr. Carvalho served as an executive officer of the BNDES as from December 2004, being responsible, during such period, for industrial and foreign market matters. From March 2000 to December 2004, Mr. Carvalho served as President of Inmetro (Instituto Nacional de Metrologia, Normalização e Qualidade Industrial). Mr. Carvalho served as Superintendent Director of Finame from February 1999 to March 2000. From 1985 through 1988, Mr. Carvalho worked for the Food and Agriculture Organization of the United Nations. Mr. Carvalho graduated with a bachelor’s degree in Chemical Engineering from Universidade Federal do Rio de Janeiro — UFRJ and received a master’s degree in Industrial Engineering from Pontificia Universidade Católica do Rio de Janeiro — PUC/RJ, and in Business Administration from the London Business School.

Eduardo Rath Fingerl. Mr. Fingerl is a member of the Board of Directors of Fibria since November 5, 2009 and he has served as an executive officer of the BNDES since April 2006, being currently responsible for capital markets and environmental matters. From July 1996 to February 2000, Mr. Fingerl served as an executive officer of the BNDES, responsible for industrial operations, services and commerce matters. Mr. Fingerl served as technical officer of the Brazilian Foundation for Sustainable Development (Fundação Brasileira para o Desenvolvimento Sustentável) from June 1992 to June 1993. From August 1989 to June 1992, Mr. Fingerl served as executive officer of Petroquímica da Bahia S.A. From May 1976 to August 1989, Mr. Fingel worked at the BNDES in various functions. Mr. Fingerl was member of the Board of the New Club of Paris. He was also manager of Foreign Commerce Chamber (Câmara de Comércio Exterior) and member of the Board of Entrepreneurs of Softex. Mr. Fingerl graduated with bachelor’s degree in Industrial Engineering from Universidade Federal do Rio de Janeiro — UFRJ and received a mater’s degree in Industrial Engineering from Instituto de Pós-Graduação e Pesquisa em Administração of Universidade Federal do Rio de Janeiro (COPPEAD).

ALTERNATES

André Biazus. Mr. Biazus is an alternate member of the Board of Directors of Fibria since November 5, 2009 and is the Head of the Paper and Pulp Department of the BNDES since February 2008. Mr. Biazus was an interim member of the board of administration at Klabin in 2004. Prior to this, he held the position of operations manager in the aforementioned department from July 2001. Having begun his career at Elebra Computadores S/A

(1986-1992), Mr. Biazus has been with the BNDES for 17 years. He has worked in the Administrative and Systems Department (1993-1995), in the Trade and Services Department (1996-1997), in the Automotive and Capital Goods Department (1998-1999) and was an Advisor to the Deputy Managing Director of the Infrastructure Division (2000-2001). He graduated in Business Administration from the Cândido Mendes University (1986), and holds a Graduate Degree in Marketing from ESPM (1992), as well as an Executive MBA in Finance from the IBMEC Business School (1998).

Patrícia Dias Fernandes. Ms Fernandes is an alternate member of the Board of Directors of Fibria since November 5th 2009. She joined the Industrial Area of BNDES in 2004 and currently she is the Manager of BNDES’ Capital Markets, responsible for BNDESPAR portfolio management. She had been an equity research analyst in Itaú Securities. Prior to 2004, she worked for Petrobrás, Aerus and ABN-Amro Bank. She holds a bachelor degree and a Masters degree in Economics from Instituto de Economia da UFR, and an MBA from COPPEAD/UFRJ.

Antonio Luiz Pizarro Manso. Mr. Manso is an alternate member of the Board of Directors of Fibria since December 22, 2009, and he participates in the Audit Committee of the Company. He had also been Vice President Finance and Investor Relations (CFO) of Embraer - Empresa Brasileira de Aeronautica SA from 1995 to 2008, from 1986 to 1995 was Chief Financial Officer of Odebrecht Group companies in the area of transport and Tenenge National Technical Engineering SA., from 1985 to 1986 was Managing Director Financial companies in the transport of the Bozano Group, from 1981 to 1985 was Managing Director of the Empresa Brasileira de Engenharia S.A.. From 1981 to 2008 he was responsible as CFO of various companies for: Investor Relations, Finance, Sales, Finance, Accounting, Planning, Risk & Asset Management. He participated in several boards of directors, such as the wholly owned subsidiaries and subsidiaries of Embraer in Brazil and abroad, including the relationship with the Chinese and Portuguese governments. Currently he is a Partner responsible for Pizarro Manso Suporte a Negócios Ltda. He is a Board Member of companies in Brazil such Itapoá Terminais Portuários S.A. and Banco Caixa Geral do Brazil SA. He degree in Mechanical Engineering from PUC in Rio de Janeiro and graduated with an Executive MBA in Finance from IBMEC — Instituto Brasileiro de Mercado de Capitais.

Gilberto Lara Nogueira. Mr. Nogueira is an alternate member of the Board of Directors of Fibria since November 2009. Previously, he was an alternate member of the Aracruz Celulose Board of Directors from April 2004 to January 2009, and a titular member until November 2009. He worked for Rhodia SA as CEO of Rhodia Argentina - 1990/92, Engineering Plastics Business Unit Director - 1992/96, Human Resources Director for Latin America 1996/2001 and Human Resources Director for Polyamide Business in France - 2001/03. He joined Votorantim Participações in 2003 as Human & Organizational Development Corporate Director. He holds a bachelor degree in Mechanical Engineering by Escola de Engenharia Mauá and a post graduate degree in Business Administration from FGV.

José Luiz Braga. Mr. Braga is an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2009 and Aracruz’s General Counsel since September 1994.  Mr. Braga has also acted for almost 12 years as the General Counsel to Multiplic Financial Group, a joint venture between Lloyds Bank Group and Multiplic Group. He holds a bachelor of Laws degree of Universidade Católica de Petrópolis Law School (RJ) and became a member of the Brazilian Bar (OAB) in 1972. Mr. Braga completed his graduation courses on corporate and financial law at Instituto de Direito de Empresa da Universidade Cândido Mendes (RJ) and at Instituto de Estudos do Direito da Economia in 1978 and 1983, respectively.

Maurício Aquino Halewicz. Mr.  Halewicz is an alternate member of the Board of Directors of Fibria since December 2009. He had also been a member of the Board of Directors of Aracruz Celulose S.A. period of June to November 2009. He is the Controllership Director of Rede Energia S.A. since January 2009. He has been working in the finance area in the utility sector since April 1999. Prior to working in the utilities sector, Mr. Aquino worked at Ambev and as an auditor at KPMG. He graduated in Accounting from Universidade Federal do Rio Grande do Sul and holds a post graduate degree in Engineering Economics from Universidade Presbiteriana Mackenzie.  He also holds an MBA in Corporate Finance from FGV.

Paulo Henrique de Oliveira Santos. Mr. Santos is an alternate member of the Board of Directors of Fibria since November 2009. He had also been a member of the Board of Directors of Aracruz Celulose S.A. period of March to April 2009. He has structured the creation and is the CEO of Votorantim Novos Negócios since 2000.

From 1997 to 2000 he was Chief Financial Officer of Votorantim Metais and one of those responsible for its restructuring. From 1995 to 1997 he worked in a number of privatization processes, and in the CPFL case he also directed the initial process of restructuring. He was the CEO of Banco Votorantim between 1993 and 1995, and operated in other banks in São Paulo and New York, in the Treasury and Corporate Finance areas. Also, he was Chief Financial Officer of Brasilpar, one of the first Private Equity funds of Brazil. Paulo Henrique is an engineer who graduated from the Industrial Engineering University (FEI), with a post-graduate degree in Business Management from Getúlio Vargas Foundation (FGV). He has also taken the Specialization Course at Harvard Business School, OPM - Owner/President Management Program.

Sergio Duarte Pinheiro. Mr Pinheiro is an alternate member of the Board of Directors of Fibria since November 2009. He had also been a member of the Board of Directors of Aracruz Celulose S.A. period of June 2008 to November 2009. He became Corporate Planning Officer of Votorantim Investimentos Industriais in May 2008. He was the Head of Stern Stewart Brazil from 1999 until 2008. Prior to 1999, he worked for BankBoston. Mr. Pinheiro graduated in Civil Engeneering from Escola de Engenharia Mauá, and holds a post graduate degree from IBMEC. He also holds an MBA in Finance from William E. Simon Graduate School of Business at the University of Rochester.

Samuel de Paula Matos. Mr. Matos is an alternate member of the Board of Directors of Fibria since December 22, 2009, and Chairman of the Audit Committee of the Company. He had also been Chairman of the Audit Committee of Votorantim Celulose e Papel S.A. from May 2007 to November 2009. He acted as independent external auditor and business consultant since the beginning of his professional career in 1967 and was the CEO of Coopers & Lybrand in Brasil and after its merger with Arthur Andersen was appointed the COO of the new resulting entity and Member of its Executive Committee. From June 2002 to May 2004 acted was an audit partner for Deloitte, Touche & Tohmatsu serving as a Member of its Policy Committee. He graduated in Economics from Faculdade de Economia e Administração da USP and he also holds a bachelor degree in Accounting.

Board of Executive Officers

The following executive officers were appointed by our Board of Directors. They are members of our board of executive officers and are our legal representatives. The board of executive officers meets periodically to review production, and commercial and financial operations.  Our executive officers are as follows:

Name	Age	Position
Carlos Augusto Lira Aguiar	63	Chief Executive Officer and Interim Treasury & Investor Relations Officer
Francisco Fernandes Campos Valério	61	Industrial Operations & Engineering
Evandro César Camillo Coura	50	Controllership & Risk Management
João Felipe Carsalade	54	Commercial & International Logistics
Marcelo Strufaldi Castelli	45	Paper, Planning, Procurement, Forestry Operations and Technology
Miguel Pinto Caldas	45	Human and Organizational Development

We present below a brief biographical description of each executive officer that is not also member of our board of directors:

Carlos Augusto Lira Aguiar.  Mr. Aguiar has served as our Chief Executive Officer since August 28, 2009.  Mr. Aguiar has also served as president of Aracruz since April 1998.  Prior to becoming president of Aracruz, Mr. Aguiar served as vice president from April 1993 to April 1998 and as an executive officer from 1985 to 1993. After joining Aracruz in 1981, Mr. Aguiar held various managerial positions in Aracruz’s operations department.   Mr. Aguiar holds a bachelor’s degree in Chemical Engineering and Industrial Management from the Universidade Federal do Ceará, Brazil.

Francisco Fernandes Campos Valério.  Mr. Valério has served as our executive officer of Industrial Operations & Engineering since August 28, 2009.  Mr. Valério joined our company in January 1998.  He previously held senior positions at other pulp and paper companies, including, Bahia Sul, Aracruz, Suzano, Braskraft Florestal e Industrial and Olinkraft Celulose e Papel.  Mr. Valério holds a bachelor’s degree in Mechanical Engineering from the Universidade Federal de Santa Catarina, Brazil.

Evandro César Camillo Coura.  Mr. Coura has served as our executive officer of Controllership & Risk Management since August 28, 2009.  Mr. Coura has served as a member of the board of executive officers of Aracruz since November 2008 and is one of Aracruz’s principal financial officers, responsible for internal controls, adherence to corporate rules and policies, and risk management.  Mr. Coura previously served as the chief executive officer of Grupo Rede, a Brazilian electricity distribution and generation company, and as head of the Energy Department of BNDES. Mr. Coura holds a bachelor’s degree in Electrical Engineering from the Instituto Militar de Engenharia, and a master’s degree in Business Administration from Universidade Federal do Rio de Janeiro, Brazil.

João Felipe Carsalade. Mr. Carsalade has served as our executive officer of Commercial & International Logistics since August 28, 2009.  Mr. Carsalade has also served as an officer of Aracruz since September 1993. He joined Aracruz in 1976 and has held various managerial positions with the commercial department of Aracruz.  Mr. Carsalade holds a bachelor’s degree in Business Administration from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro, Brazil.

Marcelo Strufaldi Castelli.  Mr. Castelli has served as our executive officer of Paper, Planning, Procurement and Forestry Operations and Technology since August 28, 2009.  Mr. Castelli also serves as the supply chain and strategy director of our company, where he has served as member of the executive board since December 2006.  In addition, since joining our company in 1997, Mr. Castelli held various positions, including recovery, utilities and environment manager, general manager of the Jacareí mill and associate director of operations.  Prior to that, Mr. Castelli worked at Suzano, Bahia Sul and Aracruz. Mr. Castelli holds a bachelor’s degree in Mechanical Engineering from Universidade de Mogi das Cruzes and a degree in Business Administration from Faculdades Associadas de São Paulo (FASP).  Mr. Castelli also attended courses at IMD in Switzerland and holds a Master of Business Administration degree from Fundação Dom Cabral (FDC).

Miguel Pinto Caldas.  Mr. Caldas has served as our executive officer of Human and Organizational Development since August 28, 2009.  Prior to his appointment, Mr. Caldas was a partner and a consultant for over 15 years with various companies, including Andersen Business Consulting, PricewaterhouseCoopers and Coopers & Lybrand.  Mr. Caldas has also held long-term academic positions at Loyola University New Orleans and FGV.  Mr. Caldas holds a bachelor’s degree in Business from Universidade de Brasilia, and a master’s degree in Business Administration and Ph.D. in Organization and Human Resources from FGV.

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is comprised of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Our audit committee, which, subject to certain exceptions, is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on December 18, 2009. It complies with all of such requirements and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors. The audit committee also evaluates the effectiveness of our internal financial and legal compliance controls. The audit committee is comprised of up to three members elected by the Board of Directors for a term of office coincident with that of the Board of Directors. The current members of our audit committee are Samuel de Paula Matos, Antonio Luiz Pizarro Manso and Mauricio Aquino Halewicz. All members of the audit committee satisfy the audit committee membership independence requirements established under rules of the SEC. The Board of Directors has determined that Samuel de Paula Matos is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act.

The members of the Audit Committee are as follows:

Name	Member Since	Age
Samuel de Paula Matos	December 22, 2009	62
Antonio Luiz Pizarro Manso	December 22, 2009	65
Mauricio Aquino Halewicz	December 22, 2009	37

As of December 31, 2009, the members of our Audit Committee, on an individual basis and as a group, directly own less than 1% of our common shares.

Our Audit Committee is governed by Internal Regulations (Regimento Interno) approved by the Board of Directors in February 2010 which sets forth rules with respect to duties and responsibilities of the Committee, its structure and functioning, as well as rights and obligations of its members.

Fiscal Committee

Although we are not required under the Brazilian Corporate Law to maintain a permanent conselho fiscal (fiscal committee), we have done so.  Until late 2009 the fiscal committee acted as our audit committee.  Under the Brazilian Corporate Law, the conselho fiscal is a corporate body independent of management and independent of a company’s external auditors.

Under the Brazilian Corporate Law, the conselho fiscal may not contain members who are members of the Board of Directors or the executive committee, or who are employees of Fibria or the Votorantim Group, or a spouse or relative of any member of our management.  In addition, the Brazilian Corporate Law requires that conselho fiscal members receive a remuneration at least 10% of the average amount paid to each executive officer.  The Brazilian Corporate Law requires a conselho fiscal to be composed of a minimum of three and a maximum of five members and the same number of alternates.

Our fiscal committee is made up of between three and five members who are elected at the annual shareholders’ meeting, for a one-year term.  Under the Brazilian Corporate Law, a group of non-controlling shareholders that hold at least 10% of the voting shares have the right to elect separately one member of the fiscal committee.  Set forth below are the names, ages and positions of the members of our fiscal committee and their respective alternates, as of December 22, 2009, the date of the last shareholders’ meeting.

Name	Age	Length of Term	Year First Elected	Position
João Carlos Hopp	79	Until April 2010	2001	Member
Geraldo Gianini	58	Until April 2010	2006	Alternate
José Ecio Pereira da Costa Junior	58	Until April 2010	2009	Member
Marcos de Bem Guazzelli	40	Until April 2010	2009	Alternate
Sergio Ricardo Lopes de Farias	45	Until April 2010	2009	Member
Rudinei dos Santos	43	Until April 2010	2009	Alternate

Our Conselho Fiscal is governed by Internal Regulations (Regimento Interno) approved in February 2010 which sets forth rules with respect to duties and responsibilities of the Committee, its structure and functioning, as well as rights and obligations of its members.

B.                                    Compensation

As of the year ended December 31, 2009 the aggregate annual remuneration paid to our executive officers was U.S.$ 15 million.  Fibrias’s conselho fiscal members are entitled to receive individual monthly remuneration equivalent to 10% of the average amount assigned to each executive officer, not including benefits, representation allowance or profit sharing.

C.                                    Board Practices

Our Board of Directors generally meets whenever necessary, according to the company’s interest or when called by the Chairman or by the majority of the members of the Board of Directors.  Our Board of Directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management.  The board of executive officers meets periodically to review production, commercial and financial operations. Each of our Board of Directors and our Board of Executive Officers is governed by their respective Internal Regulations (Regimento Interno) both approved by the Board of Directors in February 2010 which set forth rules with respect to duties and responsibilities of each Board, its structure and functioning, as well as rights and obligations of its members.

According to the Brazilian corporate law and to our by-laws, the members of the Board of Directors are elected by the holders of our common shares at the general shareholders meeting.  Fibria’s members of the Board of Directors serve two year terms.  The terms of the members at December 31, 2009 expire on April 2011.

D.                                    Employees

As of December 31, 2009, we employed 5,045 people.  We use subcontractors for many of our operations and for substantially all of the transportation of wood, pulp and other raw materials.  These subcontractors employed 9,518 persons for our business as of December 31, 2009.  Approximately 77% of the workers in our forests are employed by third parties, predominantly in areas such as maintenance and security.  See “Item 4B. Information on Fibria — Business Overview — Raw Materials — Wood” and “Item 4B. Information on Fibria — Business Overview — Transportation.”  We are in compliance with all local, state and federal worker health and safety regulations.

Several unions represent our employees and they are considered well organized institutions.  Annual Collective agreements related to non-executive employees were renewed in 2009 for another year, resulting in a base salary increase of up to 6%, including administrative, industry and forest personnel.  The collective agreement of the Aracruz Unit is still being negotiated.  We believe we have good relations with our employees.

In March 2000, we began to participate in a Votorantim Group pension plan, which was made available to all of our employees.  For more detailed information, see “ — Defined Contribution Pension Plan” below.

In December 2005, we provisioned for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement.  For more detailed information, see “— Post-retirement Benefit Plan” below.

Defined Contribution Pension Plan

In March 2000, we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all employees.  For employees below a certain income level we match the employee’s contribution limited to 1.5% of the employee’s compensation.  For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation.  At our option we may also make additional contributions.  Our contributions vest in varying percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service.  Our contributions amounted to U.S.$ 3 million in 2009, U.S.$ 2 million in 2008 and U.S.$ 5 million in 2007.

Aracruz joined ARUS — Fundação Aracruz de Seguridade Social, a private, not for profit, pension plan operating as a multi-sponsored fund.  In September 1998, the existing benefits plan was replaced by another plan that adopts the defined contribution system for retirement (Arus Retirement Plan).  The Company is a sponsor of Arus Retirement Plan.  Aracruz’s conribution was U.S.$ 3 million in 2009.  In the event of a withdrawal of the Arus

Retirement Plan sponsor, the sponsor’s commitment computed according to Resolution No. 06/88 is totally covered by the plan assets.

Profit Sharing Plan

Pursuant to Brazilian federal law, companies operating in Brazil are required to share profits with employees beginning from fiscal year 1996.  In 1996, we instituted a profit sharing plan for our employees in addition to providing health and life insurance, transportation, meals and training.  Pursuant to the program, each employee’s share of profits is linked to our operational and financial results.  Employees are eligible to receive a maximum payment of up to 1.8 monthly salaries payable in February of the following year.  Payment is granted if defined goals set by management are achieved by the process or industrial unit in which the employee works and based on the individual performance of the employee.  Several unions that represent our employees have agreed to this profit sharing plan.

Post-retirement Benefit Plan

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility it shares with co-sponsors.  Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage.  Contributions paid to the hospital in the year ended December 31, 2009, 2008 and 2007 amounted to, U.S.$ 2 million, U.S.$ 2 million and U.S.$ 3, million, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was U.S.$ 40 million at December 31, 2009, U.S.$ 26 million at December 31, 2008 and U.S.$ 23 million at December 31, 2007.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2009. Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was U.S.$ 40 million.

	Percentage
	2009	2008

Weighted-average assumptions
Discount rate	6.75	7.75
Health care cost trend on covered changes	3.0	3.0

	2009	2008
	(U.S.$ in millions)
Components of net periodic benefit cost for 2009 and 2008
Interest cost	3	3
Total net periodic benefit cost (benefit)	3	3

It has been assumed, for measurement purposes, that health care cost trends for 2009 will not be considerably different from 2008.  Our actuaries are unable to project the direction and pattern of changes in both the assumed and ultimate trend rates, nor can they estimate when the rates are expected to be achieved.

A one-percentage-point change in assumed health care cost trend rates would have had the following effects in 2009 and 2008 (all other assumptions have been held constant):

	One-percentage - point decrease
	2009	2008
	(U.S.$ in millions)
Sensitivity of retiree welfare results
On total service and interest cost components	(0.3)	(0.3)
On post-retirement benefit obligation	(3.0)	(3.0)

Antitrust

We were involved in two transactions that were approved under certain conditions by the Brazilian antitrust authorities, as described below.

On December 2, 2004, we and Suzano submitted together to the Brazilian antitrust authorities the acquisition of 50% of Ripasa’s corporate capital each, filed under the Concentration Act No. 08012.010192/2004-77. On August 8, 2007, CADE approved the transaction under several conditions, which were mainly established in the Performance Commitment (Termo de Compromisso de Desempenho — TCD) that the parties had to enter into with CADE, according to which certain corporate governance requirements were established in Conpacel (the co-production plant), such as: (i) full access to the authorities of documents and information exchanged between the parties as a result of the joint control in Conpacel; (ii) full access to the authorities of Conpacel’s production facilities; (iii) the commitment not to require exclusivity provisions in agreements with independent paper distributors (cut size paper); and (iv) the commitment to present an annual report to CADE describing quantitative goals of Conpacel’s annual production and production division between the parties. The TCD also established the obligation to sell the brand “Ripax” to a third party, as well as penalties for non-compliance with the commitment. The parties must attest to compliance with such conditions on an annual basis (except for the sale of the “Ripax” brand) until the TCD’s expiration, which is June 8, 2012.

On October 10, 2006, we submitted to the Brazilian antitrust authorities the asset exchange between Fibria and International Paper do Brasil Ltda., concerning its Luiz Antonio forest, pulp and paper production facilities. On April 23, 2008, CADE approved the transaction under certain conditions, principally the execution of a TCD, which has the same the commitment not to require exclusivity provisions in agreements with independent paper distributors (cut size paper).  The parties must attest to compliance with such conditions until the TCD’s expiration, which is April 23, 2013.

In August 2008, we submitted the terms and conditions of the Aracruz Acquisition for review by the antitrust authorities. The antitrust authorities will determine whether the transaction negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets. The filing covers the successive acquisitions of equity interests in Aracruz. The antitrust filing is currently under the analysis of the Secretariat of Economic Control of the Department of Finance and the final decision is expected to be issued at the end of 2010.

The details of the Aracruz Acquisition were timely submitted to all applicable antitrust authorities in the jurisdictions where Fibria and Aracruz had a market presence, i.e. Europe, the United States, Asia and Brazil. Each of these authorities fully approved this transaction before it was consummated.

E.                                      Share Ownership

As of December 31, 2009, the members of our Board of Directors and our officers, on an individual basis and as a group, directly own less than 1% of our common shares.  For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or executive officer and their representative percentage relative to the total outstanding shares as of December 31, 2009:

Number of Common Shares
Board of Directors
Jose Luciano Penido	2,001
Raul Calfat	70
Wang Wei Chang	2
João Carvalho Miranda	15
Alexandre Silva D’Ambrosio	2
Armando Mariante Carvalho Junior	1
Eduardo Rath Fingerl	616
José Armando de Figueiredo Campos	0
Alexandre Gonçalves Silva	0
Mauricio Aquino Halewicz	14
Sérgio Duarte Pinheiro	2
Paulo Henrique de Oliveira Santos	675
Gilberto Lara Nogueira	1

Executive Officers
Carlos Augusto Lira Aguiar	2,431
Evandro César Camillo Coura	0
Francisco Fernandes Campos Valério	3,539
João Felipe Carsalade	0
Marcelo Strufaldi Castelli	0
Miguel Pinto Caldas	0
Total	9,369

Source:  Itaú Custódia.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth the principal holders of common shares and their respective shareholdings as of December 31, 2009:

Shareholders	Common Shares	(%)

Votorantim Participações S.A.	137,269,125	29.34
BNDES Participações S.A.	157,028,557	33.56

The ultimate beneficial owner, in each case, of more than 5% of our common shares through intermediate holding companies is the Ermírio de Moraes family and BNDESPAR, respectively.  All holders of our common stock have the same voting rights.

As a result of capital subscriptions that have occurred in 2009 the following table presents a summary of these changes and the principal holders of common and preferred shares at December 31, 2008 and 2009;

	Balance December 31, 2009		Balance December 31, 2008
Shareholders	Number of shares	% of total	Number of shares	% of total
Common Shares
Votorantim Group	137,269,125	29.34	105,702,452	52.49
BNDES Participações S.A.	157,028,557	33.56	—	—
Board, Directors and Fiscal committee	9,369	0.00	—	—
Public (Free Float)	173,594,224	37.10	—	—
Total Common	467,934,646	100.00	105,702,452	100.00
Preferred Shares
Votorantim Group	—	—	677	—
BNDES Participações S.A.	—	—	6,327,669	3.14
Board, Directors and Fiscal committee	—	—	3,005	—
The Families, Safra Family and others	—	—	—	—
Public (Free Float)	—	—	89,337,802	44.36
Total Preferred	—	—	95,658,964	47.51
Total Common and Preferred	467,934,646	100.00	201,361,414	100.00

B.                                    Related-Party Transactions

We have engaged in a number of transactions with related parties.

Distributions and Sales Outside of Brazil

Beginning in 2006, all of our exports are sold through VCP Overseas Holding KfT by VCP Overseas Holding Limited, Budapest, the Switzerland branch of our international subsidiary. In order to facilitate access to our international customers and to the international financial markets, we have established a wholly-owned subsidiary, Fibria Trading International Ltd (former “Aracruz Trading International Ltd”), to perform and manage our exports to clients in Europe, Asia and in North America.

Banco Votorantim S.A.

We have entered into a number of financial transactions with or through Banco Votorantim, a financial institution controlled by the Votorantim Group and its affiliates.  At December 31, 2009, we had U.S.$ 112 million (of a total of U.S.$ 2,270 million) in deposits and investments.

Guarantees

At December 31, 2009, we guaranteed U.S.$ 245 million of debt of other members of the Votorantim Group which pertains to the aggregate amount of debt issued in the international capital markets.  In each case, the outstanding guarantee amount at December 31, 2009 pertains to the amount of proceeds that were received by us and/or our subsidiaries on the issue date.  The remaining debt raised was received and also guaranteed by other members of the Votorantim Group.  The U.S.$ 245 million corresponding to Fibria is made up of the following:

Primary obligor	Obligations	Issue Date	Outstanding guarantee amount at December 31, 2009	Date of Expiration of guarantee	Beneficiary
Voto-Votorantim Overseas Trading Operations III Limited	U.S.$ 300 million notes issuance	January 23, 2004	U.S.$ 45 million	January 23, 2014	Noteholders and the trustee
Voto-Votorantim Overseas Trading Operations IV Limited	U.S.$ 400 million notes issuance	June 24, 2005	U.S.$ 200 million	June 24, 2020	Noteholders and the trustee
Total			U.S.$ 245 million

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

At December 31, 2009, we have guaranteed to banks their collection of U.S.$ 91 million from certain customers related to sales of our products to these customers under our Vendor Program (see “Item 4B. Information on Fibria — Business Overview — Vendor Program”).

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate parent company.

We believe the other companies of the Votorantim Group, whose debt we guarantee, are creditworthy and we do not expect to be called on to make payments on our guarantees.  In addition, given our ability to obtain short term financing, we do not believe that there is substantial risk of illiquidity even if we are called upon to make payments under our guarantees, individually or in the aggregate.  See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Commitments and Contingencies” for a summary of the guarantees we provided in favor of other companies of the Votorantim Group.  For additional information on our commitments and contingencies, see Note 15 to our audited consolidated financial statements.

Leases of Forest Land

At December 31, 2009, we leased 194,264 hectares of land, including 115,889 hectares of planted area, or approximately 20% of the land devoted to our forestry plantations.  This leasing program began in 1972 by one of our predessor companies in the state of São Paulo and has continued thereafter. The leases have different forms as the regions have different negotiation traditions. Contracts are normally signed for a period of 14-21 years and they all contemplate a periodic adjustment according to governmental inflation indexes. Values vary from region to region in order to be competitive in comparison with other farm activities, it may be a percentage of the harvesting production or a fixed down payment. Payment frequency can also vary from monthly or yearly payments to post- harvesting operation, when the lease is a partnership model.

BNDESPar

We have entered into a number of financing transactions with BNDES.  At December 31, 2009 we had an aggregate of U.S.$ 805 million in outstanding loans to BNDES denominated in reais that we borrowed to fund expansion and modernization projects.  The BNDES loans are secured by liens on land, equipment and property (including the Jacareí mill), and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim Group.  Our TJLP loans with BNDES bear interest at around 2.76% per annum on the principal amount above the TJLP base rate (TJLP is a nominal long term interest rate that includes an inflation factor).  At December

31, 2009, we had an additional aggregate amount of U.S.$ 80 million in loans to BNDES denominated in reais and bearing an interest rate of around 7.67% per year as adjusted by the UMBNDES Index.  The UMBNDES Index is a weighted average rate based on the exchange rate of a basket of currencies, predominantly the U.S. Dollar. During 2009, the UMBNDES Index’s average rate was -25.66% per annum.  At December 31, 2009, the TJLP was fixed at 6% and, during 2008 averaged 6.25% per year (see Note 13 to our audited consolidated financial statements).  As of December 31, 2009, BNDES had lent approximately 12% of our consolidated indebtedness, and is expected to loan significant funds in the future.  See “Item 5. Operating and Financial Review and Prospects —  Liquidity and Capital Resources — Debt BNDES” and Exhibits 4.11 and 4.12 to this annual report.

We have entered (as an intervening party) into an Investment Agreement between BNDESPar and VID.  VID and BNDESPar have agreed to enter into a form shareholders’ agreement of Fibria under which the approval of certain matters will depend on the affirmative vote of BNDESPar.  See “Item 10C. Material Contracts — Shareholders’ Agreement of Fibria.”

For additional information regarding related-party transactions, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Note 13 to our audited consolidated financial statements.

C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See “Item 3. Key Information — Selected Financial Data” and “Item 18. Financial Statements.”

Commitments and contingencies

We are subject to numerous commitments and contingencies with respect to tax, labor and other claims.  See “Item 8. Financial Information — Consolidated Statements and Other Financial Information — Legal Matters,” and Note 17 to our audited consolidated financial statements and discussions on our critical accounting policies.

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

	2009		2008
	(In millions of U.S.$)		(In millions of U.S.$)
	Deposits	Provisions	Deposits	Provisions
Tax-related	196	408	127	135
Labor-related	19	45	3	20
Civil-related	—	4	—	6
Total	215	457	130	161

Fibria entered into Take or Pay long-term agreements with suppliers of power, transport, diesel fuel and chemical products for the period of 1 to 10 years. Agreements determine termination and suspension clauses of supply due to non-compliance with essential obligations. Contractual obligations assumed on December 31, 2009 represent U.S.$ 353 million.  Additionally, a Take or Pay long-term agreement was entered into in 2007 related to supply of pulp for 30 years.  Commitment established by this agreement in December 31, 2009 represents U.S.$ 52 million p.a.

Legal Matters

We are party to a number of legal actions arising from our normal business activities. These include general civil, tax and employee litigation and administrative and environmental proceedings. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, except as described below, such actions, if decided adversely, would not, individually or in the aggregate, have a material adverse effect on our financial condition.

As of December 31, 2009, we were party to various legal and administrative proceedings relating to labor, civil, environmental and tax matters involving a total amount of estimated probable and possible losses of U.S.$ 1,154 million. It is our policy to make provisions for legal contingencies where, based upon the judgment of our legal advisors, the risk of loss is probable. As of December 31, 2009 and December 31, 2008, we had recorded a provision in the amount of U.S.$ 457 million and U.S.$ 161 million, respectively, to cover contingencies for proceedings for which the risk of loss was deemed probable.  Moreover, as of December 31, 2009 and December 31, 2008, we had also made judicial deposits in the amount of U.S.$ 215 million and of U.S.$ 130 million, respectively, related to these proceedings.

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

Tax Proceedings

We have instituted a number of legal proceedings in which we are seeking a refund or contesting the imposition of certain taxes.  The following is a description of some of our most significant judicial and administrative tax proceedings.

We are contesting in local federal courts changes in the rates and rules for the calculation of PIS and COFINS determined by Law No. 9,718/98. In November 2001, Aracruz was granted a favorable judgment. After analyzing certain unfavorable legal decisions on similar legal actions of other companies and their implications for Aracruz’s case at that time, Aracruz decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and changes to the taxable revenue basis of these social contributions, and decided to pay the accrued amount in installments according to a special installment tax collection program called PAES, enacted by Law 10.684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court in a similar legal action, which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted injunctive relief (medida liminar) allowing it not to pay the PAES installments related to such modification. Taking into account decisions of the Brazilian Supreme Court in regard to the unconstitutionality of such taxes that have been followed by other administrative and judicial courts, indicating that the jurisprudence on the matter is consolidated, as well as the revocation, in 2009, of Section 3, paragraph 1 of Law No. 9,718/98, the Company, based on the advice of external legal counsel, reverted in September 2009 a provision with respect to such legal actions which then equaled U.S.$ 92 million.

On September 10, 2003, Aracruz obtained a preliminary court order giving it the right not to pay the Contribuição Social sobre o Lucro Líquido (CSLL), a Brazilian federal social contribution generated by export revenue from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final determination, the Company has accrued a provision of U.S.$ 145 million as of December 31, 2009.

The Company’s operations are located within the geographic area of the ADENE, and the pulp and paper sector is considered by the Brazilian government as a priority for the development of such geographic area.

Accordingly, during 2002, Aracruz applied for, and was awarded the right to, a reduction in income taxes payable on its operating profits. The tax benefit was authorized by the ADENE and subsequently confirmed by the Secretaria da Receita Federal, or SRF, the Brazilian federal revenue service in December 2002. On January 9, 2004, Aracruz was notified by the ADENE of its decision to cancel the assessments (laudos constitutivos) that supported the fiscal benefits to which the Company had been entitled. Such decision resulted from a reexamination by the legal department of the Ministério da Integração Nacional, the Brazilian national integration ministry, which concluded that the geographical area where the Company is located would not be within the geographical area of the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive.

During 2004 and 2005, the ADENE issued several acts with the objective of annulling the tax benefit used by Aracruz. Such acts were always challenged by Aracruz. Nevertheless, in December 2005 Aracruz was notified by the SRF to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of U.S.$82 million. Aracruz presented its defense in January 2006 but its arguments have not been accepted by the SRF. Aracruz appealed to the Federal Taxpayers Council and in November 2009 a decision on the meritswas issued to partially recognize Aracruz’s right to the tax incentive, with respect to the amounts recorded up to December 31, 2003.

Notwithstanding such decision, it is the management’s understanding, based on advice of external legal counsel, that tax assessment shall be overruled as a whole, including the amounts already recorded until 2004 (U.S.$82 million on December 31, 2004), since the tax incentive was recorded pursuant to strict legal requirements and acts of SRF and the ADENE. Therefore, no provisions for loss were booked for the amounts of the benefits already recognized.The Company’s management also believes, based on external legal counsels’ opinions, that the cancellation of the tax incentive regarding future years (up to 2012 for Fiberlines A and B and 2013 to Fiberline C of the Aracruz Unit) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implantation, expansion and modernization of industrial plants). Therefore, the Company has the vested right to use the tax incentive until the date set forth under applicable law and in the acts issued by the ADENE. However, there is no assurance that the tax benefit will be updated or made available in the future.

Notwithstanding the confidence in the merits of its case, the Company, considering the facts occurred during the years 2004 and 2005, which indicate the ADENE’s and the SRF’s inclination to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of income tax payable from 2005 on and until a final Court decision has been granted.

In December 2007, two tax assessments in the amounts of U.S.$122.8 million and U.S.$520.8 million were issued by the SRF against our company, with respect to IRPJ and CSLL on the income resulting from an equity adjustment for investments in offshore companies controlled by us during the period from 2002 to 2006. We consider the expectation of loss under these assessments to be remote and accordingly have recorded no provision with respect thereto.

We filed a declaratory lawsuit challenging the legality of the inclusion of the state value-added tax on sales and services, ICMS, on the calculation basis of the tax for social security financing (Contribuição para o Financiamento da Seguridade Social), or COFINS, and also affirming our right to offset the amounts we believe we overpaid. The amount involved in such claims is U.S.$ 26.0 million.  Based on the advice of our legal counsel, we made a provision for probable losses arising from such lawsuit in the total amount of U.S.$ 11 million, which we deposited with the court.

We filed lawsuits to affirm the continuance of ICMS credits on raw material purchases for the production of paper. The Brazilian Constitution grants tax immunity for paper used in the production of books, newspapers and periodicals. We argue that such immunity should also apply in respect of raw materials used in the production of the tax-free paper. The total amount under the claim is U.S.$ 56 million. Based on the advice of our legal counsel, we recorded a provision for contingencies for probable losses in the total amount of U.S.$ 21 million, which we deposited with the court.

In October 2006, we received 32 notifications related to tax assessments issued by the government of the State of Espírito Santo, for an aggregate amount of U.S.$ 44 million related to the alleged non-compliance of formal ancillary obligations and inappropriate recording of ICMS credits from fixed assets and other goods acquired for utilization in the process of pulp production. We paid the amounts corresponding to 15 of tax assessments and contested the remaining 17, which amounted to U.S.$ 44 million. As of January 2009, we had been granted favorable administrative decisions in connection with the tax assessments being contested amounting to U.S.$ 6 million. In March 2008, the State of Espírito Santo filed a lawsuit against us in connection with three of the tax assessments contested by us amounting to U.S.$ 34 million. Based on the opinion of our legal counsel, we believe our chances of success in the court proceeding are between possible and probable, and thus no provision has been recognized. In July 2009, taking advantage of the ICMS Tax Payment Incentive Program (Programa de Pagamento Incentivado de ICMS — PPI), a special payment program established by the State of Espírito Santo, we paid all the tax assessments issued by the revenue service of the State of Espírito Santo.

Tax Amnesty and Refinancing Program (REFIS)

In November 2009, we included several of our outstanding tax and social security claims in the Tax Amnesty and Refinancing Program (Programa de Recuperação Fiscal), or REFIS, a Brazilian government program which offers discounts on the payment of federal tax debts and penalties owed to the Brazilian Revenue Service (Receita Federal do Brasil), or RFB. As a condition of submitting these assessments to REFIS, we withdrew our judicial challenge. We estimate that the total aggregate amount due to the RFB will be reduced from U.S$139.1 million to U.S.$123.5 million, representing a discount of 60% on penalties and 25% on interest included in the tax assessments, which we have initially decided to pay in 180 monthly installments. Pursuant to the terms of the REFIS, the RFB shall determine on a case-by-case basis the minimum amount of each of the installments to be paid by companies submitting their tax debts to the program. Prior to such determination, our company is required to pay U.S.$2,871.6 per month to benefit from REFIS. As of the date hereof, the RFB had not determined the minimum amount of each of the installments to be paid by us.

Labor Proceedings

We are party to approximately 3,700 legal actions relating primarily to labor claims by former employees. Such claims mainly relate to the effect of the variation in the inflation indexes (economic plans), on the 40% penalty applicable to the Mandatory Fund for Unemployment Benefit (Fundo de Garantia por Tempo de Serviço—FGTS),  or FGTS, and we have recorded a provision for labor proceedings of U.S.$ 56 million.  In March 2009 we settled pending claims filed by a workers union before the 1st Labor Court of Jacareí seeking the payment of risk premiums and health hazard bonuses for Jacareí mill employees for an amount of U.S.$ 17 million, payable in four installments during the course of 2010.

Civil Proceedings

Class Action

We are currently a defendant in litigation relating to derivative losses Aracruz incurred in the fourth quarter of 2008.  This litigation includes a securities class action lawsuit filed in November 2008 against Aracruz and certain of its officers and directors in a U.S. federal court purportedly on behalf of persons who purchased Aracruz’s shares and American Depositary Receipts (ADRs) between April 7 and October 2, 2008, which lawsuit we are currently defending. The complaint asserts claims for alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act, alleging that we misrepresented or failed to disclose information in connection with, and losses arising from, certain derivative transactions into which we had entered. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement.  On October 5, 2009, the plaintiffs filed an amended complaint that narrowed the class of plaintiffs to persons who purchased Aracruz’s ADRs between April 7 and October 2, 2008.

Other Proceedings

During the Extraordinary General Shareholders Meeting of Aracruz held on November 24, 2008, the shareholders of Aracruz decided that a derivative suit under Brazilian law should be filed against Mr. Isac Roffé Zagury, Aracruz’s former Chief Financial Officer, in order to declare him legally responsible for the significant losses incurred by Aracruz with derivatives transactions in 2008 that had been allegedly executed without observing the limits set forth in Aracruz’s financial policy. This lawsuit was duly filled before the Court of the City of Rio de Janeiro on February 20, 2009.

The CVM instituted an administrative proceeding related to Aracruz’s losses with derivatives transactions in 2008. CVM has requested us to provide information in connection with those transactions, and we have promptly complied with such request. Proceedings of such nature aim to define the ultimate responsibility of directors, officers, members of the conselho fiscal (fiscal committee), independent auditors and shareholders involved with the subject matter of the investigation, and normally do not materially affect the related company.

Land Disputes

In April and October, 2006 and in December 2009, the Instituto Nacional de Colonização e Reforma Agrária, or INCRA, the Brazilian institute for land reform, published Public Notes (Editais) informing that Technical Identification Reports issued by commissions set up by the INCRA concluded that approximately 34,430 hectares of land located in the Municipalities of Conceição da Barra and São Mateus, in the State of Espírito Santo, are considered the territory of the Comunidades Quilombolas de Linharinho, de São Jorge e de São Domingos (Maroon Communities of Linharinho, São Jorge and São Domingos), comprising areas of 9,500 hectares, 13,070 hectares and 11,860 hectares, respectively. From that total area, approximately 25,330 hectares are the legitimate property and possession of us and of our subsidiary Mucuri Agroflorestal S.A., being 8,500 hectares located in the area considered the territory of the Linharinho community, 8,630 hectares located in the area considered the territory of the São Jorge community and 8,200 hectares located in the area considered the territory of the São Domingos community. We have timely presented our defense, challenging both Public Notes, and are confident in the merits of our case.

For more information on our lawsuits, see Note 17 to our audited consolidated financial statements.

Dividend Policy and Dividends

General

In order to determine the amounts available for dividend distribution, we are subject to the following procedures, established by the Brazilian corporate law.  We must allocate 5% of our annual net income, determined in accordance with the requirements of the Brazilian corporate law and Brazilian GAAP, to a legal reserve until the legal reserve equals 20% of our share capital as of the end of the most recent fiscal year.  However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which such reserve, when added to our other capital reserves, exceeds 30% of our capital.  The legal reserve may be used only to offset any accumulated deficit or to increase our share capital and may not be distributed.  At December 31, 2009, the legal reserve outstanding balance was U.S.$ 195 million .

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

Under certain circumstances, however, a Brazilian corporation is permitted to omit the payment of the mandatory distribution. The Company’s administration considered that the mandatory distribution of dividends related to the year 2009 is not aligned with the Company’s financial condition and will propose at the General Shareholders’ Meeting to be held by April 30, 2010 to omit such payment.   See “Item 8.  Mandatory Distribution” and Note 19 to our audited consolidated financial statements.

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

The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders.   We did not pay dividends in 2009 because there were no profits earned through December 31, 2008..

Unappropriated retained earnings, as reported in our U.S. GAAP financial statements, represent retained earnings after appropriations specified in the Brazilian corporate law as described in the third preceding paragraph above.  Unappropriated retained earnings in U.S. GAAP have no relevant impact on U.S. investors since the distributable earnings are those recorded in our financial statements prepared in accordance with Brazilian GAAP.  The appropriated reserve balances in the U.S. GAAP financial statements at the balance sheet dates reflect the underlying Brazilian statutory accounts translated at historical exchange rates and do not reflect amounts available for distribution.

Brazilian law permits the payment of dividends only in reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP.  At December 31, 2009, in our financial statements prepared in accordance with Brazilian GAAP, we had unappropriated retained earnings —Reserve for Investments of R$ 1,202 million, equivalent to U.S.$ 690 million at the exchange rate of December 31, 2009.  Unappropriated retained earnings as reported in accordance with Brazilian GAAP may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these Unappropriated retained earnings in the foreseeable future.  No dividend distribution can be made if an accumulated deficit is reported in accordance with Brazilian GAAP, unless the negative balance is eliminated by the reversal of other reserves.

Mandatory distribution

Under our by-laws, at least 25% of our adjusted net income as determined under Brazilian GAAP for the preceding fiscal year must be distributed as a mandatory annual dividend.  The dividend must be distributed within 60 days of the annual shareholders’ meeting at which the distribution is approved, unless a shareholders’ resolution determines another date for distribution, which may not be later than the end of the fiscal year in which such dividend was declared.   The mandatory distribution is based on a percentage of adjusted net income, which may not be lower than 25%, rather than a fixed monetary amount per share.  The Brazilian corporate law permits, however, a company to suspend the mandatory distribution of dividends if the Board of Directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the conselho fiscal.  The Board of Directors must file a justification for a dividend suspension with the CVM within five days of the date of the shareholders’ meeting.  Profits not distributed by virtue of the suspension mentioned above must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits such payments.  The rules regarding suspension apply to the holders of ADSs.  The mandatory distribution may also be limited to the “realized” portion of net income, as described under “—General.”  The Company’s administration considered that the mandatory distribution of dividends related to the year 2009 is not aligned with the Company’s financial condition and will propose at the General Shareholders’ Meeting to be held by April 30, 2010 to omit such payment. For further information on our dividend policy, see “Dividend Policy.”

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

In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil.  The common shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which is the registered owner on the records of the registrar for our shares.  The current registrar is Banco Itaú S.A.  The depositary registers the common shares underlying the ADSs with the Central Bank and, therefore, is able to have dividends, sales proceeds or other amounts with respect to the common shares remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in Brazilian Reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. Dollars and causes such U.S. Dollars to be delivered to the depositary for distribution to holders of ADSs.  In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. Dollars, the amount of U.S. Dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted.  Under the current Brazilian corporate law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates.  See “Item 10. Additional Information — Taxation — Certain Brazilian tax consequences.”

In 2007 we paid dividends in excess of the mandatory amount.  In 2008 and 2009, no dividends were paid or accrued relating to 2007 and 2008 operations as we incurred a loss as measured under Brazilian GAAP.

Dividend policy

The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common stock present at a Shareholders’ Meeting and will depend on many factors.  These factors include our results of operations, financial condition, cash requirements, future prospects, our credit ratings, macroeconomic conditions and other factors deemed relevant by our shareholders.  Our shareholders have historically acted on these matters at the recommendation of our Board of Directors.  Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest attributed to capital.

In addition to the factors described above and in view of the acquisition of Aracruz in 2009, the resulting increase of our level of indebtedness, the liability management program and our long term business plan and as permitted by the applicable statutes of Brazilian Corporate Law, our Board of Directors recommended that no dividends or interest attributable to capital be paid with respect to the reported results of 2009.

No dividends were paid in calendar year 2008 due to the economic conditions present at that time. During the period of 2003 to 2007, the Company’s dividend policy, as approved by our Board of Directors for was to pay dividends and/or interest on equity based on 60% of “free cash flow.”  “Free cash flow” is expected to be an amount equal to “EBITDA” minus “changes in working capital,” minus “income taxes” and minus “capital expenditures” and will be based upon our financial statements prepared in accordance with the Brazilian corporate law, Brazilian GAAP and the rules and regulations of the CVM and Bovespa.  “EBITDA” means operating income before financial expenses (income) and gains (losses) from certain investments accounted for by the equity method plus depreciation, amortization and depletion; “changes in working capital” means the net cash provided by (or used in)

the decrease (increase) of current assets and the increase (decrease) of current liabilities; “income tax” means the income tax and social contribution effectively paid by us and “capital expenditures” means the net cash used in our capital expenditures, in each case as such items appear in the income statement and/or the statement of cash flows contained in our year-end financial statements prepared in accordance with the requirements of the Brazilian corporate law.  It is anticipated that, given the cyclical nature of our pulp and paper business, distributions of dividends and/or interest on equity will be made once a year.

The declaration of annual dividends, including dividends in excess of the mandatory distribution, will continue to require approval by the majority of our common stockholders present at a Shareholders’ Meeting and will continue to depend on many factors, including our results of operations, financial condition, cash requirements, future prospects, credit ratings, macroeconomic conditions and other factors deemed relevant by our shareholders and Board of Directors.  We may change or rescind our dividend policy at any time.

Dividends

The following table sets forth the dividends paid to holders of our capital stock since fiscal year 2006.  The amounts in the table below relate to cash dividends declared, which differ from the dividends reported in U.S. Dollars in the statement of changes in shareholders’ equity in our consolidated financial statements due to translation effects recorded through to the date of dividend payment:

First payment date	Fiscal year	Common shares	Preferred shares	Common shares(1)	Preferred shares(1)
		(in R$ per share)		(in U.S.$ per share)
May 10, 2007 (2)	2006	1.4963	1.6459	0.7379	0.8117
May 10, 2008 (2)	2007	1.4863	1.6349	0.6360	0.7171

(1)          Based on declared cash amount in R$ translated to U.S. Dollars at the exchange rate on the first payment date.

(2)          Dividends distributed as Interest on Equity (ISE).  Amounts are gross of the 15% withholding tax.

On December 11, 2007, we declared dividends (as interest attributable to capital) related to 2007 fiscal year, in the gross amount of R$ 318 million (equivalent to U.S.$ 188 million), paid in May, 2008, after our annual shareholders’ meeting (held April 30, 2008).  This amount represents approximately 30% of our net earnings for the year 2007 and 3% yield.  Holders of our preferred shares had the right to receive a dividend per share of 10% more than that paid to the common shares. No dividends were paid in calendar year 2008 due to the economic conditions prevailing at that time. For the fiscal year 2009, our Board of Directors will recommend that no dividends or interest attributable to capital be paid due to the factors described in “Dividend Policy”.

The devaluation of the reais impacts the amount available for distribution when measured in U.S. Dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. Dollars as the reais depreciates or appreciates, respectively, against the U.S. Dollar. The devaluation of the reais results in net foreign exchange losses which are included in the statement of operations determined under Brazilian GAAP and which reduces the amount of unappropriated earnings available for distribution. Brazilian law permits the payment of dividends only in reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP. At December 31, 2009, we had US$ 70 in “Appropriated retained earnings” available for the payment of dividends.

B.                                    Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2009, other than the events already described in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.                                    Offer and Listing Details

The ADSs are listed on the New York Stock Exchange under the trading symbol “FBR.”  Our common shares trade on the São Paulo Stock Exchange under the symbol “FIBR3” (prior to November 18, 2009 we traded under the symbol “VPC4”).  At December 31, 2009, we had approximately 22,500 shareholders of record.

Market Price Information

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal reais for each preferred share (until August 12, 2009) and common shares (from August 12, 2009 on) on the São Paulo Stock Exchange.  The table also sets forth, for the periods indicated, the reported high and low sales prices per ADS at the last day of each respective quarter.  See “Item 3. — Key Information — Selected Financial Data — Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below:

		Reais per Preferred Share (until August 12, 2009, Common Shares thereafter)		U.S. Dollars per ADS
		High	Low	High	Low

2005:	Annual	39.37	23.39	15.69	10.61

2006:	Annual	44.30	27.20	20.04	12.22

2007	Annual	59.18	36.19	34.45	17.01

2008:	First Quarter	57.31	43.79	37.36	27.41
	Second Quarter	57.46	42.84	38.38	29.32
	Third Quarter	43.03	27.90	29.73	15.32
	Fourth Quarter	28.80	11.80	16.44	5.32
	Annual	57.46	11.80	38.38	5.32

2009:	First Quarter	19.75	8.51	9.89	3.92
	Second Quarter	25.40	11.10	13.84	5.41
	Third Quarter	31.65	20.64	17.15	11.46
	Fourth Quarter	39.77	23.80	23.11	13.11
	Annual	39.77	8.51	23.11	3.92

Share Price for the most recent six months:
	October, 2009	30.30	24.20	17.86	13.66
	November, 2009	30.11	23.80	17.75	13.11
	December, 2009	39.77	30.50	23.11	18.15
	January, 2010	40.80	33.20	24.13	18.08
	February, 2010	37.35	32.59	20.88	17.53
	March, 2010	40.50	33.35	22.86	18.58

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

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world.  At December 31, 2009, the aggregate market capitalization of the 385 companies listed on the São Paulo Stock Exchange was equivalent to approximately U.S.$ 1.3 trillion, and the ten largest companies listed on the São Paulo Stock Exchange represented approximately 50% of the total market capitalization of all listed companies.  Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder.  On December 31, 2009, we accounted for approximately 0.78% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation See “Item 10. Additional Information — Taxation” and “Item 10. Additional Information — Exchange Controls.”

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by Law No. 6.835/76 and by the CVM, which has authority over stock exchanges and the securities markets generally, by the Conselho Monetário Nacional, the National Monetary Council, and by the Central Bank, which has, among others, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

Under the Brazilian corporate law, a corporation is either publicly-held (companhia aberta), such as we are, or closely held (companhia fechada).  All publicly held companies, including us, are registered with the CVM and are subject to reporting requirements, in order to be allowed to have their securities offered to the public and to be listed in a Brazilian stock exchange.  Our common shares are traded on the São Paulo Stock Exchange but may be traded privately subject to certain limitations or on the Brazilian over-the-counter market.  The Brazilian over-the-counter market consists of direct trades in which a financial institution registered with the CVM serves as intermediary.

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

The Brazilian securities law, the Brazilian corporate law and the regulations issued by the CVM, the National Monetary Council and the Central Bank provide, among other things, disclosure requirements and restrictions on insider trading, price manipulation and protection of non-controlling shareholders.  However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in some other jurisdictions.

São Paulo Stock Exchange Corporate Governance Standards

The São Paulo Stock Exchange has listing segments:

•      Corporate Governance Level 1;

•      Corporate Governance Level 2; and

•      The Novo Mercado (New Market) of the São Paulo Stock Exchange.

These listing segments have been designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those already required under the Brazilian Corporation Law. The inclusion of a company in any of the new segments requires adherence to a series of corporate governance rules. These rules are designed to increase shareholders’ rights and enhance the quality of information provided by Brazilian corporations.

On November 14, 2001, we agreed to comply with heightened corporate governance and disclosure requirements established by the São Paulo Stock Exchange in order to qualify for a differentiated listing qualification as a company admitted to the “Level 1 of Corporate Governance Requirements.”

When we become a company subject to the rules of the Novo Mercado, we will agree, among other things, to: (i) maintain a share capital structure composed exclusively of common shares; (ii) ensure that shares representing 25% of our total outstanding share capital are held by investors other than our directors, executive officers and any controlling shareholders; (iii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iv) comply with minimum quarterly disclosure standards; (v) follow stricter disclosure policies with respect to transactions involving our securities made by any controlling shareholders and our directors and executive officers; (vi) make a schedule of corporate events available to our shareholders; (vii) offer tag-along rights to minority shareholders (meaning that, upon the acquisition of a controlling interest, the purchaser must also agree to purchase the shares of minority shareholders for the same price paid for the shares in the controlling stake); (viii) in the event of a delisting of shares, conduct a public tender offer for our common shares at a price at least equal to the economic value determined pursuant to an appraisal; (ix) present an annual balance sheet prepared in accordance with, or reconciled to, U.S. GAAP or International Financial Reporting Standards; (x) establish a two-year term for all members of the board of directors; (xi) require that at least 20% of our board of directors consist of independent directors; and (xii) submit to arbitration by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) all controversies and disputes involving our company, members of our Board of Directors, board of executive officers, Conselho Fiscal or shareholders relating to the application, validity, efficacy, interpretation, violation or effect of the Novo Mercado listing agreement and regulations, our bylaws, the Brazilian Corporation Law or the rules of the CMN, the Central Bank, the CVM or the Market Arbitration Chamber or other rules within the jurisdiction of the Market Arbitration Chamber.

All members of our Board of Directors, our board of executive officers and our Conselho Fiscal intend to sign a management compliance statement (Termo de Anuência dos Administradores) under which they take personal responsibility for compliance with the Novo Mercado listing agreement, the rules of the Market Arbitration Chamber and the regulations of the Novo Mercado.

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

See “Item 16G. Corporate Governance — Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards.”

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

B.                                    Memorandum and Articles of Association

Our by-laws are filed as Exhibit 1 to this annual report.  The information otherwise contemplated by this Item has previously been reported in our registration statement on Form F-4 filed with the Commisson on October 28, 2009 (Reg. No. 333-162703).  This description does not purport to be complete and is qualified in its entirety by reference to our Bylaws, the Brazilian Corporation Law and the rules and regulations of the CVM. When we complete our migration to the Novo Mercado, we will also be subject to the rules of the Novo Mercado, which are filed herewith as Exhibit 2(a)(2).

C.                                    Material Contracts

Acquisition of additional equity interest in Aracruz

Fibria acquired an additional equity interest in Aracruz, after execution of two share purchase agreements (“SPAs”).  Upon the closing of the second SPA on April 29, 2009, Fibria owned approximately 84.09% of Aracruz’s voting capital.  See “Item 5. Operating and Financial Review and Prospects — Operating Results — Recent Developments”.

Shareholders’ Agreement of Fibria

Under the terms of the Investment Agreement entered into between BNDESPar, VID and ourselves (as an intervening party), VID and BNDESPar have entered into a shareholders’ agreement of Fibria (See “Item 5. Operating and Financial Review and Prospects Operating Results — Recent Developments”) under which the approval of certain matters will depend on the affirmative vote of BNDESPar; including:

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

Effective after Adherence to the Novo Mercado it will also include:

•                  amendment to the articles of the Bylaws regarding the business purpose of the Company, Conselho Fiscal, diluted control and maintenance of the share base dilution;

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

For additional information on our material contracts, see “Item 5. Operating and Financial Review and Prospects Liquidity and Capital Resources.”

D.    Exchange Controls

There are no restrictions on ownership of our common shares by individuals or legal entities domiciled outside Brazil.  However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil are subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining an electronic registration with the Central Bank.

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

An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary.  This electronic registration was carried on through the SISBACEN.  Pursuant to the electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the common shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the Depositary’s electronic registration for only five business days after the exchange.  Thereafter, a holder must seek to obtain its own electronic registration.  Unless the common shares are held pursuant to Resolution No. 2,689 by a duly registered investor or a holder of common shares who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. Dollars or other foreign currencies upon the disposition of the common shares, or distributions with respect thereto.  In addition, if the foreign investor resides in a tax haven jurisdiction or is not an investor registered pursuant to Resolution No. 2,689, the investor will also be subject to less favorable tax treatment.

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

Except as described above, in the event of a capital increase that would (i) maintain the proportion of capital represented by common and preferred shares, the holders of common and preferred shares would have preemptive rights to subscribe to our newly issued shares in proportion to their shareholdings in each class of shares; (ii) modify the proportion of capital represented by common and preferred shares, the holders of common and preferred shares would have preemptive rights to subscribe to our newly issued common and preferred shares, respectively, in proportion to their shareholdings, and to the other class of shares only to the extent necessary to prevent dilution of their interest in their shares; and (iii) create a new class or type of shares, all shareholders have preemptive rights to subscribe to our newly issued shares of such new class or type, in proportion to their shareholdings.  You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and the ADS depositary determines to make the rights available to you.  See “Item 3. — Key Information — Risk Factors — Risks Relating to Our Common Shares and ADSs — You may not be able to exercise preemptive rights with respect to our common shares.”

Right of Withdrawal

The Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest.  Such right of withdrawal, may be exercised by a dissenting or non-voting shareholder, if a vote of at least 50% of voting shares authorizes us:

•                  to establish new shares or to disproportionately increase an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the by-laws (our by-laws currently authorize such action);

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

This summary is based upon tax laws of Brazil and the federal income tax laws of the United States as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect, and to differing interpretations.  You should consult your own tax advisors as to the Brazilian, United States or other tax consequences of the purchase, ownership and disposition of common shares or ADSs, including, in particular, the effect of any U.S. federal estate, gift, or alternative minimum taxes, and non U.S., state or local tax laws.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty.  No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of common shares or ADSs: (a) Non-Brazilian Holders that are not resident or domiciled in a tax haven jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of common shares, are registered before the Central Bank and the CVM to invest in Brazil in accordance with Central Bank Resolution No. 2.689; and (b) other Non-Brazilian Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investors that are located in tax haven jurisdictions. The investors mentioned in item (a) above are subject to a favorable tax regime in Brazil, as described below.

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of our common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of common shares, which has registered its investment in such securities with the Central Bank as a U.S. Dollar investment (in each case, a Non-Brazilian Holder).

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

Taxation of dividends

As a result of tax legislation adopted on December 26, 1995, dividends based on profits generated after January 1, 1996, including dividends paid in kind, payable by us in respect of common shares, are exempt from withholding tax.  Stock dividends with respect to profits generated before January 1, 1996 are not subject to Brazilian tax, provided that the stock is not redeemed by us or sold in Brazil within five years after distribution of such stock dividends.  Dividends relating to profits generated prior to January 1, 1996 are subject to Brazilian withholding tax at either the 15% or 25% rate, depending on the year in which the profits were generated.

Taxation of gains

Transactions conducted outside of a Brazilian stock, future or commodity exchange (or similar entities)

Non Brazilian holders are generally subject to income tax imposed at a rate of 15% on gains realized on disposal or exchanges of common shares if the transaction is carried out outside any Brazilian stock, future or commodities exchange (and also in case of redemption of shares in a transaction occurring outside of a stock exchange), except for a Tax Haven Holder which, in this case, is subject to income tax at a rate of 25%.  If these gains are related to transactions conducted on the Brazilian over-the-counter market with intermediation (or in case of transactions carried out on markets subject to future liquidation), the withholding income tax of 0.005% of the gross proceeds shall also be applicable and can be offset against the eventual income tax due on the capital gains.

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

As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to Brazilian resident, or even to Non-Brazilian Holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules described above.  It is important to clarify that, for purposes of

Brazilian taxation, the income tax rules on gains related to disposition of common shares or ADSs vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before the Central Bank and/or how the disposition is carried out, as described below.

**Common Stock:

With respect to the disposition of common shares, as they are assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposition is conducted in Brazil or with a Brazilian resident.  Gains assessed on the disposition of the common shares carried out on the Brazilian stock exchange (which, in principle, should also include the transactions carried out on the organized over-the-counter market) are:

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

Exchange of securities via deposit

The deposit of common shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the common shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit.  In this case, the difference between the amount previously registered and the average price of the common shares, calculated as above, shall be considered a capital gain (although there are grounds to challenge this taxation).  On receipt of the underlying common shares, the non Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. Dollar value of such shares with the Central Bank as described below in “—Registered Capital.”  However, if this non Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

Exercise of preemptive rights

Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian taxation.  However, any gain on the disposition or assignment of preemptive rights relating to common shares by a holder of common shares, or by the depositary on behalf of holders of the ADSs, will be subject to Brazilian taxation at the same rate applicable to the sale or disposition of common shares.

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

Other Relevant Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a non Brazilian holder.  However, some Brazilian states may impose gift and estate taxes on gifts made or inheritances bestowed by individuals or entities not resident or domiciled within such state to individuals or entities residing or domiciled within such state in Brazil.  There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

Taxation of foreign exchange transactions (IOF/Câmbio)

Pursuant to Decree Law 6.306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by the Non-Brazilian Holder in the common shares and ADSs may be subject to the Tax on Foreign Exchange Transaction (“IOF/Exchange).  Currently, for most exchange transactions related to this type of investment, the rate of IOF/ Exchange is zero, however the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only on a prospective basis.

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

Registered capital

The amount of an investment in common shares held by a non-Brazilian holder who qualifies under Resolution No. 2,689 and obtains registration with the CVM, or by the depositary representing such holder, is eligible for registration with the Central Bank; such registration (the amount registered is referred to as registered capital) allows the remittance of foreign currency outside Brazil, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such common shares.  The registered capital for each preferred share purchased as part of the international offering, or purchased in Brazil after that date, and deposited with the Depositary will be equal to its purchase price in U.S. Dollars.  The registered capital for a preferred share that is withdrawn upon surrender of an ADS will be the U.S. Dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares was sold in the 15th trading session immediately preceding such withdrawal.  The U.S. Dollar value of the common shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or, if the average price of common shares is determined under clause (ii) above, the average of such quoted rates on the same 15 dates used to determine the average price of the common shares).

A non Brazilian holder of common shares may experience delays in effecting such registration, which may delay remittances abroad.  Such a delay may adversely affect the amount in U.S. Dollars received by the non Brazilian holder.

U.S. federal income tax considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of common shares or ADSs by a U.S. holder (as defined below) holding such common shares or ADSs as capital assets (generally, property held for investment).  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.  This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law other than income taxation.

This summary does not purport to address all the material U.S. federal income tax consequences that may be relevant to the U.S. holders of the common shares or ADSs, and does not take into account the specific circumstances of any particular investors, some of which (such as tax-exempt entities, banks or other financial institutions, insurance companies, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, U.S. expatriates, investors liable for the alternative minimum tax, partnerships and other pass-through entities, investors that own or are treated as owning 10% or more of our voting stock, investors that hold the common shares or ADSs as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction and U.S. holders (as defined below) whose functional currency is not the U.S. dollar) may be subject to special tax rules.

As used below, a “U.S. holder” is a beneficial owner of common shares or ADSs that is, for U.S. federal income tax purposes:

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

If a partnership or other entity taxable as a partnership holds common shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partners of partnerships holding common shares or ADSs should consult their tax advisors.

In general, for U.S. federal income tax purposes, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the common shares represented by those ADSs.

Taxation of Distributions

In general, distributions with respect to the common shares or ADSs, as described above under “Brazilian Tax Considerations” will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes.

If a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the common shares or ADSs, and thereafter as capital gain.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

The gross amount of any dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to the common shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to corporations.  Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are received by the depositary or its agent, whether or not converted into U.S. dollars.  A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. dollar amount on the date of receipt, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss.  If dividends paid in Brazilian currency are converted into U.S. dollars on the day they are received by the U.S. holder or the depositary or its agent, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our [2009] taxable year.  In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares (to the extent not represented by ADSs) will be treated as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange.  In addition, the U.S. Treasury Department has announced that the IRS is continuing to study procedures pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be able to determinate whether dividends are treated as qualified dividends.  Because such procedures have not yet been issued, we are not certain that we will be able to comply with them.  U.S. Holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends paid by us generally will constitute income from non-U.S. sources and will be subject to various classification and other limitations for U.S. foreign tax credit purposes.  Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income).  In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.  U.S. holders should be aware that the IRS has expressed concern that parties to whom ADSs are transferred may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs.  Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS.

Taxation of Capital Gain

Deposits and withdrawals of common shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of common shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in the common shares or ADSs.  Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the common shares or ADSs have been held for more than one year.  Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders (including individuals) is eligible for taxation at preferential rates.  The deductibility of capital losses is subject to certain limitations under the Code.  Gain, if any, realized by a U.S. holder on the sale or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain for U.S. foreign tax credit purposes.  Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of common shares or ADSs, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax.  Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year.  U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, common shares or ADSs.

Passive Foreign Investment Company Rules

Based upon our current and projected income, assets and activities, we do not expect the common shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years.  However, because the determination of whether the common shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and the composition of income and assets of entities in which we hold at least a 25% interest from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the common shares or ADSs will not be considered shares of a PFIC for any fiscal year.  If the common shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) may be subject to adverse tax consequences, including the possible imposition of an interest charge on gains or “excess distributions” allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC.  If we are deemed to be a PFIC for a taxable year, dividends on our common shares or ADSs would not be “qualified dividend income” subject to preferential rates of U.S. federal income taxation.  In addition, if we are a PFIC, U.S. Holders would generally be required to comply with annual reporting requirements. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the common shares or ADSs.

U.S. Backup Withholding and Information Reporting

A U.S. holder of common shares or ADSs may, under certain circumstances, be subjected to information reporting and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends paid by our company or the proceeds of a sale or other taxable disposition of common shares or ADSs, unless such U.S. holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability or may be refunded, provided the requisite information is timely furnished to the IRS.

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

Copies of our annual reports on Form 20-F and accompanying documents and our by-laws will be available for inspection at our headquarters or our website at www.fibria.com.br.  The information on our website is however, not incorporated by reference in, and shall not be considered a part of this annual report.

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

Our foreign currency debt reflects a strategy to continue borrowing funds in U.S. Dollars, and to invest the proceeds in investments bearing higher interest rates in the Brazilian market.  We have succeeded in lengthening the average maturity of our debt over time.  The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 23% at December 31, 2007, 44% at December 31, 2008 and 28% at December 31, 2009.

Foreign currency risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. Dollar.  Foreign currency-denominated liabilities include borrowings denominated mainly in U.S. Dollars.  Our sales outside of Brazil are largely U.S. Dollar-denominated, while sales of pulp within Brazil are denominated in reais but linked to U.S. Dollar prices, working as a natural hedging for our currency exposure, with most of our operating costs being denominated in reais.  Our export revenues, swap contracts and non deliverable forward transactions partially mitigate the exposure arising from our U.S. Dollar-denominated debt.  We evaluate the macroeconomic situation and its impact on our financial position on a weekly basis. In December 2009 our board approved a new financial policy which is very conservative and allowed exclusively for non-leveraged instruments.

We incurred most of the following debt mainly to mitigate our risk in relation to the position of the interest rate differentials between Real-denominated financial instruments (cash and cash equivalents and trading securities) and our foreign currency export credits See “Item 5. Operating and Financial Review and Prospects —  Liquidity and Capital Resources —  Capital Expenditures.”  We believe that, given our level of assets and resources, we should have sufficient cash and sources of working capital to meet our debt service.

	December 31, 2009	% of the total	December 31, 2008	% of the total
	(in U.S.$ million)		(in U.S.$ million)
Denominated in US Dollars:
Floating rate	3,495	55	1,557	75
Fixed rate	1,685	27	275	13
Total Debt denominated in US Dollars	5,180	82	1,832	88

Denominated in Reais:
Floating rate	911	14	255	12
Fixed rate	213	3	—	—
Total Debt denominated in Reais	1,125	17	255	12
Total (1)	6,304	100	2,087	100

(1)  Does not consider the amount due to Aracruz Acquisition.

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

Interest rate risk

Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. Dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor and is determined quarterly by the Central Bank.  On December 31, 2007, the TJLP was fixed at 6.25%, and during 2006 averaged 6.38% per year.  On December 31, 2009 the TJLP was fixed at 6%, and during 2008, averaged 6.50 % per year.  The interest rate on our cash and cash equivalents denominated in reais is based on the CDI rate, the benchmark interest rate set by the interbank market on a daily basis and during 2009 averaged 9.97% per year.

To determine the fair value of assets and liabilities, amounts were adjusted, when applicable, based on market or contractual interest rate.

Derivative Instruments/NDFs/Options

We primarily use derivatives to hedge our U.S. Dollar-denominated debt.  Because a large portion of our debt is denominated in U.S. Dollars, we protect ourselves from the effects of unfavorable exchange movements by entering into cross-currency interest rate swap contracts or Brazilian public bonds.  See Note 16 to our audited consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

At December 31, 2009, derivatives held by the Company are as follows:

(i)    A conventional swap in which the Company receives Yen and pays Dollars, with a notional amount of U.S.$ 45 million and maturity date at 2014.  This swap was contracted to hedge the long-term loan denominated VOTO III from the fluctuation of these currencies.  As of December 31, 2009, the fair value receivable was U.S. $4 million and at December 31, 2008, was U.S. $3 million;

(ii)   A conventional swap in which the Company receives CDI and pays Dollars plus 5.985% per year, with a notional amount of U.S.$37 million.  This swap was contracted to reduce the loan’s cost and to adequate the Dollars outflow.  As of December 31, 2009, the fair value receivable was U.S.$5 million (nil at December 31, 2008);

(iii)  A swap with verification in which the Company receives LIBOR plus interest and pays 99.7% of CDI, with notional amount of U.S.$ 50 million and maturity date at April 29, 2010.  This swap was contracted to hedge the export credit agreements.  As of December 31, 2009, the fair value rpayable was U.S.$10 million and at December 31, 2008, was a receivable of U.S.$ 3 million;

(iv)  Sale of Non-Deliverable Forwards (“NDF”) are over-the-counter transactions without physical delivery.  It is related to a future purchase and/or sale of determined quantity of currency, without initial disbursement, based on a notional amount and a strike price.  The notional amount was U.S.$272 million and the maturity date is December 2010.  At the maturity date the result will be the difference of the contracted rate and the maturity date rate, multiplied by the notional amount.  As of December 31, 2009, the sale average strike was U.S.$ 1.836, and the fair value receivable was U.S.$8 million and at December 31, 2008, was a liability of U.S.$ 8;

(v)   Sale of CALL options.  It is related to a future sale of determined quantity of currency, we (seller) received a premium in order to reduce the cost of debt.  The notional amount was U.S.$90 million and the average strike price is 2.059 until May, 2010.  The fair value liability was U.S.$ 1 million at December 31, 2009 and at December 31, 2008 was a liability of U.S.$ 32 million; and

(vi)  A swap in which the Company receives LIBOR and pays fixed interest rate, with notional amount of U.S.$388 million and maturity date up tol July, 2014.  This swap was contracted to fix the cost of the underlying loan and reduce the financial risk.  As of December 31, 2009, the fair value liability was U.S.$ 4 million and at December 31, 2008 was nil.

The following procedures were adopted for the derivatives contract valuations at December 31, 2009:

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

		At December 31, 2009				Year ended
	Notional	Carrying	Fair value at the reporting date			December
	amount	amount	Level I	Level II	Level III	31, 2009

Unrealized gain (loss) from cross-currency interest rate swaps, and NDF			—
LIBOR x Fixed	388	(4)	—	4	—	(3)
NDF	272	8	—	8	—	2
CDI x U.S.$ (Call’s NCE)	90	1	—	1	—	35
LIBOR x CDI	50	(10)	—	(10)	—	(16)
Yen x U.S.$	45	4	—	4	—	—
CDI x U.S.$	37	5	—	5	—	13
TJLP x U.S.$	—	—	—	—	—	63
U.S.$ x CDI	—	—		—		(40)
LIBOR x U.S.$	—	—		—		29
TARN	—	—	—	—	—	21

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.  Citibank, N.A., as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the establishment and maintenance of the ADS program.  The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees.  It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse the Company annually for certain investor relations programs or special promotional activities.  In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility.  There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.  During calendar year 2009 the depositary reimbursed the Company in the amount of U.S.$5 million.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect is annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

See discussion at “Item 5.  Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Covenants”.

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

Management’s Report on Internal Control over Financial Reporting:  Fibria’s management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934.  Fibria’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Fibria’s internal control over financial reporting as of December 31, 2008.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (COSO).  Based on this assessment, management concluded that, as of December 31, 2009, Fibria’s internal control over financial reporting is effective based on those criteria.

Changes in internal controls.  There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm.  The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their attestation report which appears herein.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Mr. Samuel Matos, a member of its Board of Directors and of its Audit Committee, is an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations.

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has adopted a code of ethics (“Code of Ethics”) that applies to all Fibria’s employees, including the members of our financial department, our chief executive officer, our chief financial officer and our chief accounting officer.  No waivers, either explicit or implicit, of provisions of the Code of Ethics were granted to our chief executive officer, chief financial officer or chief accounting officer in 2009.  A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.

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

•                  compliance with applicable governmental laws, rules and regulations; and

•                  the prompt internal reporting of violations of the code of the appropriate person or persons identified in the Code of Ethics.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2009 and 2008.

Year Ended December 31	2009		2008
Audit Fees	U.S.$	2,563	U.S.$	622
Tax Fees	434		276
Audit-Related Fees	977		109
Total	U.S.$	3,973	U.S.$	1,007

Audit Fees

Audit fees in 2009 and 2008 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the integrated audit of our annual financial statements, reviews of quarterly financial statements and statutory audits of our subsidiaries and of our internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Tax Fees

Tax fees in 2009 and 2008 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with tax services related to the audit procedures.  Includes fees charged in connection with the review of the income tax returns of Fibria Celulose S.A.

Audit-Related Fees

Audit-related fees in 2009 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the review of treasury controls and policies to support the audit process and related to the bond offer and the Form F-4.  In 2008 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with a tentative registration statement on Form F-4 drafted in October 2008 and related due diligence procedures, when Fibria first announced Aracruz’s acquisition process.

Pre-Approval Policies and Procedures

Our Board of Directors approves, based on the recommendation of the Audit Committee, all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes.  Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement.  Under the Sarbanes Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement.  In 2009, 2008 and 2007 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Treasury shares transactions and additional paid-in capital:

(i)    On June 10, 2008 we repurchased 2,784,091 of our own shares from CMT at an average price of U.S.$ 33.49 per share (Note 4(a) to our consolidated financial statements).

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Brazilian law does not have a similar requirement.  Under Brazilian law, neither our Board of Directors nor our management is required to test the independence of directors before their election to the board.  However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.  Fibria does not have a majority of independent directors serving on its board of directors..

Executive Sessions

NYSE rules require that the non management directors must meet at regularly scheduled executive sessions without management.  The Brazilian Corporate Law does not have a similar provision.  According to the Brazilian Corporate Law, up to one third of the members of the Board of Directors can be elected from management.  In our case, none of them occupies both an executive and director position.  The directors are not expressly empowered to serve as check on management and there is no requirement that our directors meet regularly without management.  As a result, our directors do not typically meet in executive sessions.

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

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the Securities and Exchange Commission, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3. In addition, the audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), has an internal audit function and otherwise fulfills the requirements of the NYSE and Rule 10A-3. There is no requirement for an audit committee under Brazilian law and there are features of Brazilian law that require adaptation of the independent audit committee rule to local practice, as permitted by NYSE Rule 303A.06 and Rule 10A-3. As a foreign private issuer, Fibria is in compliance with Rule 303A.06 and Rule 10A-3. Our audit committee, which is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on December 18, 2009. It complies with all of such requirements and provides assistance to our board of directors in matters involving our accounting, internal controls, financial reporting and compliance. The audit committee will recommend the appointment of our independent auditors to our board of directors and review the compensation of, and coordinate with, our independent auditors. The audit committee also will evaluate the effectiveness of our internal financial and legal compliance controls.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.  Applicable Brazilian law does not have a similar requirement.  However, we have amended our code of ethics to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules.  We believe our code, as amended, substantially addresses the matters required to be addressed by the NYSE rules.  A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.  For a further discussion of our Code of Ethics, see “Item 16B. — Code of Ethics.”

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.  Brazilian law does not require that companies maintain an internal audit function.  However, as a best practice, we maintain an internal audit function.  Our internal audit function is under the supervision of the Chairman of the Board of Directors.

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

ITEM 19.  EXHIBITS

Exhibit Number	Description

1*****	English translation of the By-laws.

2(a)(1)**

Form of Amended and Restated Deposit Agreement dated as of August 12, 2009 among us, Citibank, N.A., as depositary, and the Owners and Beneficial Owners of American Depositary Receipts, including the form of American Depositary Receipts.

2(a)(2)#	Free translation of the Novo Mercado Listing Rules

2.(b)(1)***

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

2.(b)(2)****

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

2(b)(3)++++

Indenture, dated October 30, 2009, among Fibria Overseas Finance Ltd., as issuer, Votorantim Celulose e Papel S.A., as guarantor, and Deutsche Bank Trust Company Americas, as trustee, registrar, transfer agent and paying agent

2(b)(4)

The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

3.1.+++	Investment Agreement, dated January 19, 2009, among us, VID, BNDESPar and VPar

3.2#	Form of Shareholders’ Agreement, dated October 29, 2009, among us, VID, BNDESPar and VPar

4.1+

Restated U.S.$ 223,000,000 Pre-Export Finance Agreement as restated on 27 September, 2006 pursuant to a Restatement Agreement dated 27 September, 2006 for Votorantim Celulose e Papel S.A. and ABN AMRO Bank N.V.

4.2+	Exchange Agreement dated September 19, 2006 by and between Votorantim Celulose e Papel S.A. and International Paper Investments (Holland) B.V.

4.3++	Joint Venture Agreement dated May 8, 2007 between Votorantim Celulose e Papel S.A. and Ahlstrom Louveira Ltda.

4.4++	Strategic Business Agreement dated as of August 6, 2007 between Oji Paper Co., Ltd. and Votorantim Celulose e Papel S.A.

4.5+++	Share Purchase Agreement, dated January 19, 2009, among us, the Families and VID.

4.6+++	Share Purchase Agreement, dated March 5, 2009, among us, Joseph Yacoub Safra, Moise Yacoub Safra and VID.

4.7+++	Financing Agreement dated July, 2008 through credit facility of R$108,000,000.00 and R$432,000,000.00 by and between the National Bank of Economic and Social Development — BNDES, VCP

6#	See Note 2(l) to our audited consolidated financial statements for information explaining how earnings per share information was calculated.

8#	See Note 2(c) to our audited consolidated financial statements for information regarding our subsidiaries.

11.1#	English translation of Code of Ethics.

12.1#	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer.

12.2#	Rule 13a-14(a)/15(d)-14(a) Certificate of the Interim Treasury and Investor Relations Officer

12.3#	Rule 13a-14(a)/15(d)-14(a) Certificate of the Officer for Control and Risk Management

13.1#	Section 1350 Certification of Chief Executive Officer.

13.2#	Section 1350 Certification of the Interim Treasury and Investor Relations Officer

13.3#	Section 1350 Certification of the Officer for Control and Risk Management

**	Incorporated herein by reference to our registration statement on Form F-6 filed on June 24, 2009 (File No. 160187).

***	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2004 (File No. 001-15018).

****	Incorporated herein by reference to our annual report on Form 20-F filed on June 29, 2006 (File No. 001-15018).

*****	Incorporated herein by reference to our submission on From 6-K filed on October 23, 2009 (File No. 001-15018).

+	Incorporated herein by reference to our annual report on Form 20-F filed on February 1, 2007 (File No. 001-15018).

++	Incorporated herein by reference to our annual report on Form 20-F filed on January 31, 2008 (File No. 001-15018).

+++	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2009 (File No. 001-15018).

++++	Incorporated herein by reference to our filing on Amendment No. 1 to Form F-4 filed on November 9, 2009 (File No. 333-162703).

#	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive Officer and Interim Treasury and Investor Relations Officer

FIBRIA CELULOSE S.A.

By:	/s/ Evandro César Camillo Coura
	Name:	Evandro César Camillo Coura
	Title:	Officer for Control and Risk Management

Date:  April 30, 2010

Fibria Celulose S.A.

(formerly Votorantim Celulose e Papel S.A.)

Consolidated Financial Statements

as at December 31, 2009 and 2008,

and for the Three Years Ended

December 31, 2009

and Reports of Independent Registered

Public Accounting Firms

Management’s Report on Internal Control

over Financial Reporting

1                                          The management of Fibria Celulose S.A. (formerly Votorantim Celulose e Papel S.A.) and subsidiaries (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

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

4                                          The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2009 the Company’s internal control over financial reporting is effective.

São Paulo, April 20, 2010

/s/ Carlos Augusto Lira Aguiar	/s/ Evandro César Camillo Coura
Carlos Augusto Lira Aguiar	Evandro César Camillo Coura
Chief Executive Officer	Control and Risk Management

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

(formerly Votorantim Celulose e Papel S.A.)

1                                          In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Aracruz
Celulose S.A., an affiliate as of December 31, 2008, which statements reflect an investment of US$ 135 million and for which the equity in earnings (losses) of affiliates, included in net income (loss), totaled a loss of US$ 153 million and income of US$ 52 million for the years ended December 31, 2008 and 2007. The financial statements of Aracruz Celulose S.A. were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Aracruz Celulose S.A., is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

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

São Paulo, April 20, 2010

/s/PricewaterhouseCoopers Auditores Independentes

Report of Independent Registered

Public Accounting Firm, on Consolidated

Financial Statements

To the Board of Directors and Stockholders of

Aracruz Celulose S.A.

Aracruz - ES

We have audited the accompanying consolidated balance sheet of Aracruz Celulose S.A. and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil

June 30, 2009

Fibria Celulose S.A.

Consolidated Balance Sheets at December 31

In millions of U.S. dollars, except number of shares

	Note	2009	2008

Assets

Current assets
Cash and cash equivalents		365	280
Trading securities		1,812	43
Held-to-maturity investments	6	55	—
Trade accounts receivable, net	7	1,006	151
Inventories	8	516	193
Recoverable taxes		206	73
Deferred income tax	5(b)	—	43
Other		127	32

		4,087	815

Non-current
Investment in affiliates	9	937	138
Goodwill	10	2,667	151
Property, plant and equipment, net	11	9,271	3,866
Intangible assets, net		401	—
Other assets
Held-to-maturity investments	6	38	—
Recoverable taxes		104	105
Accounts receivable - investment sold	4(c)	—	10
Advances to suppliers		327	7
Judicial deposits	17	215	130
Other		37	8

		721	260

Total assets		18,084	5,230

Fibria Celulose S.A.

Consolidated Balance Sheets at December 31
In millions of U.S. dollars, except number of shares	(continued)

	Note	2009	2008

Liabilities and shareholders’ equity

Current liabilities
Trade payables		545	65
Short-term debt	12	360	438
Current portion of long-term debt	13	670	490
Unrealized loss from cross-currency interest rate swaps	16	—	97
Payable - Aracruz acquisition	14	1,315	—
Payroll, profit sharing and related charges		66	23
Taxes on income and other taxes		24	5
Other		37	34

		3,017	1,152

Non-current liabilities
Long-term debt	13	5,274	1,159
Unrealized loss from cross-currency interest rate swaps	16	—	3
Payable - Aracruz acquisition	14	807	—
Deferred income tax, net	5(b)	560	204
Accrued liabilities for legal proceedings	17	457	161
Post-retirement benefits	23	40	26
Other		55	—

		7,193	1,553

Commitments and contingencies	17

Shareholders’ equity	19
Preferred shares (2008 - 280,000,000 no par value shares authorized; 95,658,964 issued and outstanding)		—	953
Common shares, no par value, 529,624,961 shares authorized, 467,934,646 shares issued and outstanding (2008 - 140,000,000 authorized and 105,702,452 issued and outstanding)		2,787	1,053
Additional paid-in capital		2,750	35
Appropriated retained earnings		195	110
Unappropriated retained earnings		1,555	1,215
Accumulated other comprehensive income (deficit)
Cumulative translation adjustments		582	(847)
Post-retirement benefits	23	(14)	6

Equity attributable to shareholders of the Company		7,855	2,525
Equity attributable to non-controlling interest		19	—

		7,874	2,525

Total liabilities and shareholders’ equity		18,084	5,230

The accompanying notes are an integral part of the consolidated financial statements.

Fibria Celulose S.A.

Consolidated Statements of Operations
Years Ended December 31
In millions of U.S. dollars, except number of shares and earnings per shares

	Note	2009	2008	2007

Net operating revenue
Domestic sales (net of sales taxes: 2009 - US$ 184; 2008 - US$ 223 and 2007 - US$ 226)		688	721	709
Export sales (net of rebates: 2009 - US$ 125; 2008 and 2007 - US$ none)	18(b)	2,112	645	624

		2,800	1,366	1,333

Operating costs and expenses
Cost of sales		2,425	1,026	976
Selling and marketing		152	51	49
General and administrative		151	72	64
Gain on remeasurement of original investment in Aracruz	4(e)	(514)	—	—
Gain on exchange of assets, net	4(b)	—	—	(955)
Other operating expenses, net		219	17	13

		2,433	1,166	147

Operating income		367	200	1,186

Non-operating income (expense)
Financial income	21	501	149	236
Financial expenses	21	(649)	(227)	(145)
Foreign exchange gain (loss) and realized and unrealized gain (loss) on swaps and trading securities, net		1,055	(593)	214

		907	(671)	305

Income (loss) before taxes on income and equity in affiliates		1,274	(471)	1,491

Current income tax		1	(2)	(35)
Deferred income tax on asset exchange gain		—	—	(327)
Deferred income tax (expense) benefit		(485)	200	(21)

	5(a)	(484)	198	(383)

Income (loss) from continuing operations before equity in earnings (losses) of affiliates		790	(273)	1,108

Equity in earnings (losses) of affiliates		17	(132)	113

Net income (loss) from continuing operations		807	(405)	1,221

Fibria Celulose e Papel S.A.

Consolidated Statements of Operations
Years Ended December 31
In millions of U.S. dollars, except number of shares and earnings per shares	(continued)

	Note	2009	2008	2007

Discontinued operations
Income from discontinued operations	4(f)	56	—	—
Income tax expense, net	4(f)	(19)	—	—

Net income from discontinued operations		37	—	—

Consolidated net income (loss)		844	(405)	1,221

Less - net income attributable to non-controlling interest		(331)	—	—

Net income (loss) attributable to shareholders of the Company		513	(405)	1,221

Net income applicable to preferred shares		393	—	618
Net income (loss) applicable to common shares		120	(405)	603

Net income (loss)		513	(405)	1,221

Basic and diluted earnings (loss) - in U.S. dollars
Continuing operations
Per preferred share or ADS		4.15	—	6.28
Per common share (2009, or ADS)		0.43	(3.83)	5.71

Basic and diluted earnings - in U.S. dollars
Discontinued operations
Per preferred share		0.25	—	—
Per common share or ADS		0.06	—	—

Weighted average number of shares outstanding (thousand)
Preferred or ADS		89,406	96,888	98,444
Common (2009, or ADS)		241,086	105,702	105,702

The accompanying notes are an integral part of the consolidated financial statements.

Fibria Celulose S.A.

Consolidated Statements of Cash Flows

Years Ended December 31

In millions of U.S. dollars

	Note	2009	2008	2007

Cash flows from operating activities
Net income (loss)		844	(405)	1,221
Adjustments to reconcile net income (loss) to cash from operations
Depreciation, amortization and depletion		654	160	143
Loss (gain) on disposal of property, plant and equipment		(2)	21	10
Loss (gain) on sale of investments	4(a),(c),(d) and (f)	90	—	(65)
Gain on exchange of assets, net of deferred tax of (US$ 338)	4(b)	—	—	(651)
Gain on remeasurement of original investment in Aracruz	4(e)	(514)	—	—
Foreign exchange and unrealized swap and trading securities(gains) losses, net		(1,055)	593	(214)
Deferred income tax		485	(200)	21
Equity in losses (earnings) of affiliates		(17)	132	(113)
Interest attributable to capital and dividends received		—	27	23
Other		376	88	23
Decrease (increase) in assets
Trade accounts receivable		(532)	14	36
Inventories		(22)	(7)	13
Other assets		305	18	(95)
Decrease in liabilities		524	(53)	(19)

Net cash provided by operating activities		1,136	388	333

Cash flows from investing activities
Available for sale securities
Purchases		—	(7)	(823)
Proceeds from sale and maturities		—	193	1,078
Trading securities, net		(1,739)	(43)	—
Held-to-maturity investments		(79)	—	—
Installments paid for acquisition of Aracruz (net of cash received of US$ 60)	4(e)	(635)	—	—
Proceeds from sale of an interest in an affiliate	4(a)	—	42	93
Proceeds from sale of discontinued business	4(f)	1,272	—	—
Acquisition of property, plant and equipment		(803)	(692)	(477)
Proceeds from sale of property, plant and equipment		11	—	—
Derivative transactions - counterparty loans paid		(106)	—	—
Cash and cash equivalents received on exchange of assets		—	—	(16)

Net cash used in investing activities		(2,079)	(507)	(145)

Cash flows from financing activities
Short-term debt
Borrowings		—	936	622
Repayments		(2,457)	(433)	(709)
Long-term debt
Third parties
Borrowings		2,391	50	382
Repayments		—	(37)	(240)
Related parties
Borrowings		—	21	12
Repayments		—	(51)	(44)
Treasury shares
Acquisition and CMT extra-judicial agreement	4(a)(i)	—	(182)	—
Capital increase		1,307	—	—
Interest attributable to capital and dividends paid		—	(188)	(136)

Net cash provided by (used in) financing activities		1,241	116	(113)

Fibria Celulose S.A.

Consolidated Statements of Cash Flows
Years Ended December 31
In millions of U.S. dollars	(continued)

	Note	2009	2008	2007

Effect of exchange rate changes on cash and cash equivalents		(213)	(282)	85

Net increase (decrease) in cash and cash equivalents		85	(285)	160

Cash and cash equivalents at beginning of year		280	565	405

Cash and cash equivalents at end of year		365	280	565

Supplemental cash flow information
Cash paid during the year for
Income tax		1	1	—
Interest		137	91	110

Supplemental non cash flow information
Amount payable for acquisition of Aracruz		2,122	—	—
Exchange of shares with BNDESPar for additional acquisition of Aracruz		436	—	—
Capital subscription from the Families and the Safra family		81	—	—
Acquisition of non-controlling interest
Capital subscription from non-controlling interest		1,224	—	—
Effect on Additional paid-in capital, net of deferred tax		360	—	—
Conversion of preferred shares into common shares
Preferred shares cancelled		(2,267)	—	—
Common shares issued		2,355	—	—
Unappropriated retained earning reduction		(88)	—	—
Income tax offset with tax credits		1	33	46
Asset exchange	4(b)
Assets received (fair value)		—	—	1,498
Assets provided (book value)		—	—	509

The accompanying notes are an integral part of the consolidated financial statements.

Fibria Celulose S.A.

Consolidated Statements of Changes in

Shareholders’ Equity

In millions of U.S. dollars, except number of shares

	Note	2009	2008	2007
Preferred shares
At beginning of year		953	953	953
Capital increase in cash	4(e)	797	—	—
Capital subscription from BNDESPar	4(e)	436	—	—
Capital subscription from the Families and the Safra family	4(e)	81	—	—
Conversion of preferred shares into common shares	4(e)	(2,267)	—	—

At end of year		—	953	953

Common shares
At beginning of year		1,053	1,053	1,053
Capital subscription from non-controlling interest	4(e)	1,224	—	—
Capital increase in cash	4(e)	510	—	—

At end of year		2,787	1,053	1,053

Additional paid-in-capital
At beginning of year		35	35	35
Conversion of preferred shares into common shares		2,355	—	—
Effect of acquisition of non-controlling interest, net of deferred tax		360	—	—
Gain on sale of treasury shares
Put option exercised by CMT	4(a)(i)	—	(44)	—
Shares retired	4(a)(i)	—	44	—

At end of year		2,750	35	35

Treasury shares
At beginning of year		—	(1)	(1)
Preferred shares sold (2008 - 28,900; 2007 - 3,098)		—	1	—
Put option exercised by CMT	4(a)(i)	—	(50)	—
Shares retired	4(a)(i)	—	50	—

At end of year		—	—	(1)

Appropriated retained earnings
At beginning of year		110	110	86
Reserve for dividends payable appropriated from retained earnings		70	—	—
Transferred from unappropriated retained earnings		15	—	24

At end of year		195	110	110

Unappropriated retained earnings
At beginning of year		1,215	1,711	694
Net income (loss)		513	(405)	1,221
Transferred to appropriated retained earnings		(85)	—	(24)
Treasury shares retired	4(a)(i)	—	(94)	—
Unclaimed dividends forfeited		—	3	—
Charge on conversion of preferred shares into common shares	4(e)	(88)	—	—
Dividends and interest attributed to capital
Preferred		—	—	(91)
Common		—	—	(89)

At end of year		1,555	1,215	1,711

Fibria Celulose S.A.

Consolidated Statements of Changes in
Shareholders’ Equity
In millions of U.S. dollars, except number of shares	(continued)

	Note	2009	2008	2007

Cumulative translation adjustments
At beginning of year		(847)	19	(545)
Translation gain (loss) for the year		1,429	(866)	564

At end of year		582	(847)	19

Post-retirement benefits
At beginning of year		6	3	—
Post-retirement benefits, net of tax		(20)	3	3

At end of year		(14)	6	3

Non-controlling interest
At beginning of year		—	—	—
Acquisition of Aracruz		874	—	—
Acquisition of Non-controlling interest		(1,186)	—	—
Net income for the year		331	—	—

At end of year		19	—	—

Shareholders’ equity at end of year		7,874	2,525	3,883

Comprehensive income (loss) attributable to Company’s shareholders
Net income (loss)		513	(405)	1,221
Translation gain (loss) for the year		869	(866)	564
Post-retirement benefits, net of tax		(20)	3	3

Comprehensive income (loss) attributable to Company’s shareholders		1,362	(1,268)	1,788

Comprehensive income attributable to Non-controlling interest
Net income		331	—	—
Translation gain for the year		560	—	—

Comprehensive income attributable to Non-controlling interest		891	—	—

The accompanying notes are an integral part of the consolidated financial statements.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

1             Operations

Business

Fibria Celulose S.A. (formerly Votorantim Celulose e Papel S.A. - “VCP”) and its subsidiaries (the “Company”, “Fibria” or “we”) is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in São Paulo.

We produce eucalyptus pulp from our forestry operations which we use in our own paper manufacturing facilities and sell the excess in the domestic and foreign markets. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general, economic conditions. Our sales (volumes and prices) are affected by these and other conditions which are all beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

On January 21, 2009, VCP acquired an additional 12.35% interest in the total share capital (28% of the voting capital) of Aracruz Celulose S.A. (“Aracruz”), increasing its voting interest to 56%. As a result of this purchase, we fully consolidated the assets, liabilities and results of operations of Aracruz and its consolidated subsidiaries as from January 21, 2009. In April 2009, VCP acquired an additional 12.35% interest in the total share capital (28% of the voting share capital) of Aracruz. On July 1, 2009, VCP acquired a 1.34% interest in the total share capital of Aracruz (3.04% of voting share capital). On August 24, 2009, the shareholders of the respective companies approved a stock swap merger in which each remaining issued and outstanding common share of Aracruz was exchanged for 0.1347 of VCP’s common shares and each remaining issued and outstanding preferred share of Aracruz was exchanged for 0.1347 of VCP’s common shares. Following the full merger of Aracruz into VCP, the surviving entity’s corporate name was changed to Fibria Celulose S.A., Aracruz ceased to exist and was deregistered from the U.S. Securities and Exchange Commission (“SEC”) (Note 4(e)).

On December 15, 2009, we sold our pulp and paper mill located in the city of Guaíba and the timberlands associated with this mill (the “Guaíba unit”) for US$ 1,430 (Note 4(f)).

On March 30, 2009, the Company’s Três Lagoas production unit, in the state of Mato Grosso do Sul, became operational.

On August 29, 2008, we sold our remaining 40% equity interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. (“Ahlstrom VCP”) for US$ 42 (Note 4(d)).

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

On September 3, 2007, the Company contributed a portion of its Jacareí mill assets in exchange for a 40% interest in Ahlstrom VCP Indústria de Papéis Especiais S.A. (“Ahlstrom VCP”). Ahlstrom Corporation (“Ahlstrom”), contributed US$ 124 in cash in exchange for its 60% interest. On August 29, 2008 the remaining 40% equity interest was sold to Ahlstrom for US$ 42 (Note 4(d)).

On February 1, 2007 VCP and International Paper Investments (Holland) B.V. (“International Paper”) exchanged industrial and forestry assets whereby VCP contributed a pulp and paper plant and timberlands and received land, forests and a pulp mill under development (Note 4(b)). On June 25, 2007, VCP paid US$ 34 to International Paper for closing adjustments (Note 4(b)). The transaction was treated as a non cash exchange of assets for accounting and tax purposes and generated no immediate tax consequences in the companies’ operating environment.

Our common shares are traded on the Brazilian Stock Exchange (“BM&FBOVESPA”) under the symbol “FIBR3”. Our American Depositary Shares (“ADS”) are traded on the New York Stock Exchange (“NYSE”) under the symbol “FBR”. At December 31, 2009, each ADS represents one of our common shares (2008 - one of our preferred shares).

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

(b)           Translation of financial statements

We transact the majority of our business in Brazilian reais (“real”, “reais” or “R$”) and, therefore, have adopted the Brazilian real as the functional currency and have selected the United States dollar as our reporting currency. Our affiliates located outside Brazil have elected the U.S. dollar as their functional currency until December 31, 2008. Following our acquisition of the control and integration of the operations of Aracruz which previously reported using the U.S. dollar as its functional currency, the functional currency for its business was

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

changed to the Brazilian real.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

The U.S. dollar amounts for all years presented have been translated from reais amounts in accordance with the criteria set forth in Accounting Standard Codification (“ASC”) Topic 830, “Foreign Currency Matters” issued by the Financial Accounting Standards Board (“FASB”). Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2009 - US$ 1.00 : R$ 1.7412 - December 31, 2008 - US$ 1.00 : R$ 2.3370 - December 31, 2007 - US$ 1.00 : R$ 1.7713).

Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the weighted-average exchange rates for the year. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustments account - “CTA” within shareholders’ equity.

(c)           Principles of consolidation

Our consolidated financial statements include the accounts of Fibria and our directly and indirectly controlled subsidiaries.

The financial position and results of Aracruz and its subsidiaries are consolidated from January 21, 2009 upon the acquisition of control. The Fibria consolidated financial statements for the year ended December 31, 2009 presents the indebtedness incurred to acquire the Families’, the Safra family’s and the remaining common shareholders’ interests including goodwill, assets acquired, liabilities assumed at fair value as determined by ASC 805 “Business Combination”. Accordingly, the financial statements as of December 31, 2009 are not fully comparable with prior periods presented (Note 4(e)).

The more significant subsidiaries are the following: Normus Empreendimentos e Participações Ltda. (“Normus”), Newark Financial Inc. (“Newark”), VCP North America Inc., VCP Overseas Holding KFT and VCP-MS Celulose Sul Mato-Grossense Ltda. (“VCP-MS”) all of which are wholly owned and, from January 21, 2009, Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Mucuri Agroflorestal S.A., Riocell Limited, Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda. and Aracruz Trading International Commercial and Servicing Limited Liability Company, the private investments funds Pulp and Lyptus, in addition to Portocel - Terminal Especializado de Barra do Riacho S.A. (“Portocel”) which is 51% owned.

All significant intercompany accounts and transactions, unrealized profits and intra-group profit distributions have been eliminated on consolidation.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(d)           Cash and cash equivalents

We consider all highly liquid investments with a maturity at acquisition of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost plus accrued interest, and the balances approximate market values.

(e)           Inventories

Inventories, including timber, are stated at average cost of acquisition or production which is lower than market. We record allowances for slow moving or obsolete inventories when deemed appropriate.

(f)            Investment in affiliates and goodwill

We own 50% of the voting and total shares of Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and of VOTO - Votorantim Overseas Trading Operations IV Limited (“VOTO IV”). From September 3, 2007, we also owned 40% of the voting and total shares of Ahlstrom VCP, which was sold on August 29, 2008 (Note 4(d)). From January 21, 2009, following the acquisition of Aracruz, we own 50% and 33% of the voting and total shares of Veracel Celulose S.A. (“Veracel”) and Aracruz Produtos de Madeira (“APM”), respectively, over which we have the ability to exercise significant influence over operating and financial policies. These investees, which are incorporated and domiciliated in Brazil, are accounted for using the equity method.

(g)           Recoverability of our long-lived assets and goodwill

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in ASC Topic 360, “Property, Plant and Equipment”.

The Company evaluates the carrying value of goodwill annually and more frequently if events

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

to: (i) a significant adverse change in legal factors or in the business climate, (ii) unanticipated competition, or (iii) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first compares the fair value of each reporting unit to its carrying value, including goodwill. Alternatively, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a discounted cash flow approach. If the carrying amount of the reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount. In calculating the implied fair value of the reporting unit’s goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

(h)           Property, Plant and Equipment

Property, plant and equipment are stated at cost of acquisition or construction, including interest during the period of construction. Expenditures which materially extend the useful lives of the existing facilities and equipment are capitalized. We depreciate property, plant and equipment using the straight-line method at rates we consider to be compatible with the useful lives; in the case of VCP: principally ten years for furniture and fixtures and five years for vehicles and capitalized software costs and 18 years and three months for machinery and equipment; in the case of Aracruz: an average of 25 years for buildings, ten years for improvements and installations and four to 25 years for machinery and equipment and other assets. Depletion of forests is computed using the units-of-production method, based on the volume of timber harvested in each period. Capitalized costs are expensed using the straight-line method. Costs related to the start-up of new facilities and re-structuring charges are expensed as incurred.

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

We considered ASC Topic 410 “Assets Retirement and Environmental Obligations” in determining whether to record an asset retirement obligation for property, plant and equipment

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

and have concluded that no such adjustment was required as we have no retirement obligation for which there are existing legal obligations and for which an obligation is unavoidable. The

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

Company does not have any long-lived assets that it expects to abandon, or dispose of that would require an asset retirement obligation provision.

(i)            Income taxes

Brazilian taxes on income consist of federal income and social contribution taxes. There are no taxes levied by state or local authorities on income in Brazil.

For the purposes of these financial statements, we have applied ASC Topic 740 “Income Taxes” (“ASC Topic 740”), for all periods presented. The effect of adjustments made to reflect the requirements of US GAAP as well as the differences between the tax bases of non-monetary assets have been recognized as temporary differences for the purpose of recording deferred income taxes.

(j)            Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are delivered to our customers which is when title and associated risks pass to them. Revenue was recorded net of sales returns of US$ 10 in 2009 (US$ 9 in 2008 and US$ 8 in 2007). Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income. Recognition of revenue for our two business segments and for domestic and export sales is based on the following principles:

(i)            Paper - domestic market - Sales are either in cash or credit terms (normally 30, 60, 90 days) or through our vendor program. Credit sales receivables are discounted to present values as our price list is dependent upon the length of credit granted. Revenue is recognized when the customer takes delivery of the product either upon delivery to the customer’s carrier (FOB) or premises (CIF). Sales through our vendor program are made to certain of our pre-qualifying domestic customers (approximately 7% of accounts receivable), and represented approximately 21% of our domestic sales in 2009 (2008 - 31% and 2007 - 23%). Under the vendor program, the customer agrees to pay the bank and the bank in turn pays us on behalf of the customer for the purchase price of the product. We guarantee full repayment of the loan for which the maximum allowable term for payment is generally 180 days, though in the case of a few customers, we extend the term to 240 days. The Company charges the same price on vendor program sales as it does on cash-on-delivery sales. There is no embedded

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

charge for the guarantee.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(ii)           Paper - export market - Export orders are normally fulfilled from inventories maintained at our own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. CIF and FOB terms determine timing of revenue recognition.

(iii)          Pulp - domestic market - Sales are primarily under credit terms which do not exceed 30 days. Revenue recognition is consistent with that applied to paper sales.

(iv)          Pulp - export market - Export orders are normally fulfilled from inventories maintained at our own or third party warehouses located close to strategic markets. These sales are recognized when products are delivered to the carrier and risks have passed to the customer. Shipping and handling costs, when billed to customers in a sales transaction, are included in revenue and the related costs are charged to cost of sales. These costs totaled US$ 336, US$ 92 and US$ 89 in 2009, 2008 and 2007, respectively.

Annually, the Company considers the provisions of ASC Topic 460, “Guarantees”, and ASC Topic 605, “Revenue Recognition” (“ASC Topic 605”), in accounting for the vendor program. Guarantee income from these arrangements is not significant and although ASC Topic 605 was considered in the determination of how to account for a possible multiple deliverables, these were considered not to be material. The Company’s historical analysis indicates that the fair value of the guarantees is insignificant as the Company has not incurred significant losses in the past. The Company recognizes revenue for each of the elements of the sale of the products when the customer takes delivery and assumes risks of ownership (Note 17(j)).

(k)          Comprehensive Income (loss)

We report comprehensive income (loss) in accordance with ASC Topic 220, “Comprehensive Income”, and have elected to present this in the Statement of changes in shareholders’ equity. In our case, comprehensive income (loss) comprises the results of operations, the translation adjustments included in the CTA component of shareholders’ equity and the post-retirement benefits.

(l)            Earnings (loss) per Share

In conformity with ASC Topic 260, “Earnings per Share” (“ASC Topic 260”), we have presented earnings per share, through the date of conversion of the preferred shares to common shares, for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares. The computation has

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

been made as if the net income (loss) for each period will be fully distributed.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

Consistent with ASC Topic 260, an entity would allocate losses to the preferred shares in periods of net loss if, based on the contractual terms of the participating security, the preferred shares had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses. The Company’s preferred shares do not have a contractual obligation to share in the losses. Accordingly, the loss per share for the year ended December 31, 2008 was computed only for common shares.

We may also pay dividends in the form of interest attributed to capital in accordance with our by-laws. At December 31, 2009 Company only has common shares (Note 19).

Pursuant to ASC Topic 260-10-S99, “Earning per Shares - SEC Materials”, following the exchange of preferred shares for common shares, the excess of the fair value of the consideration transferred to the holders of the preferred stockholder over the carrying amount of the preferred stock in the balance sheet was subtracted from net income to arrive at net earnings available to common shareholders in the calculation of earnings per share. For purposes of displaying earnings per share, the amount is treated in a manner similar to the treatment of dividends paid to the holders of the preferred shares. The conceptual return or dividends, on preferred shares are deducted from net earnings to arrive at net earnings available to common shareholders.

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

(n)           Employee benefits and other related matters

In 2000 we launched a defined contribution plan which provides pension and post-retirement benefits (Note 23). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

We adopt ASC Topic 715, “Compensation - Retirement Benefits” (“ASC Topic 715”), which requires a provision for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement. Expenses relating to benefits we provide to our current employees are expensed as incurred whereas those relating to retired employees (current as well as expected in the future) and their dependents are accounted for in accordance with ASC Topic 715.

(o)         Environmental matters

Our production facilities and forestry operations are subject to a number of environmental risks which we seek to mitigate by applying strict operating procedures and making investments in pollution control equipment and systems. Ongoing environmental compliance expenditures are expensed as incurred and new equipment and systems are capitalized. We believe that no provision for losses related to environmental matters is currently required based on prevailing laws and regulations in Brazil.

(p)           Held-to-maturity investment

We consider debt securities as held-to-maturity investment when we intend and have the ability to hold the securities until the due date. Held-to-maturity securities are carried at cost plus accrued income with is included in financial income in the statement of operations.

(q)           Restructuring expenses

A corporate restructuring was carried out during 2008. Expenses relating primarily to employee terminations totaling US$ 4 were recorded as “General and administrative expenses”.

(r)           Reclassifications

To be consistent with the accounting classification previously adopted by Aracruz, during 2009 the Company changed the manner by which it classifies freight expenses in the statement of operations (previously recorded in Selling and marketing expenses and now classified as part of Cost of Sales). In common with many Brazilian companies operating in the pulp export sector, the Company considers freight to be part of the cost of delivering inventories to the point of sale at which the customer takes title. As virtually all Aracruz’s sales are of pulp for the export market, this classification better reflects the nature of the costs. For the years ended December 31, 2008 and 2007, US$ 92 and US$ 89 were reclassified from Selling and marketing expenses to Cost of sales, respectively.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

3             Recently Issued Accounting Pronouncements

The FASB recently issued a number of Statements of Financial Accounting Standards and interpretations; the standards and interpretations described below have not had or are not expected to have a material impact on the financial position and results of operations of the Company.

(a)           Accounting pronouncements adopted

In June 2009, the FASB issued ASC Topic105, Generally Accepted Accounting Principles. “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162” (“Codification” or “ASC Topic 105”). ASC Topic 105 is the sole source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other non-grandfathered accounting literature is considered non-authoritative. Following the adoption of the Codification, the FASB will issue Accounting Standards Updates, which the FASB will not consider as authoritative in their own right, but which will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the changes in the Codification. The new authoritative guidance under ASC Topic 105, “Generally Accepted Accounting Principles” became effective for periods ending on or after September 15, 2009.

In December 2007, the FASB issued ASC Topic 805, “Business Combination” (“ASC Topic 805”), which defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. ASC Topic 805 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement.

The result of applying this statement’s guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than the previous statement. In addition, this statement’s requirement to measure the non-controlling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this statement improves the comparability of the information about business

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

combinations provided in financial reports. This statement applies prospectively to business

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has applied this pronouncement on a prospective basis for each new business combination effective January 1, 2009 (Note 4(e)).

In December 2007, the FASB issued ASC Topic 810, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB no. 51” (“ASC Topic 810”), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The presentation and disclosure requirements have been applied retrospectively for all periods presented, as applicable.

In March 2008, the FASB issued ASC Topic 815, “Derivative and Hedging” (“ASC Topic 815”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The required information is disclosed in Note 16.

In May 2009, the FASB issued ACS Topic 855, “Subsequent Events”. The objective of this Statement is to establish principles and requirements for subsequent events. In particular, this Statement sets forth: (i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements (ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. The Company adopted this statement effective June 30, 2009.

(b)           Accounting pronouncements not yet adopted

In June 2009, the FASB issued ASC Topic 860, “Transfers and Servicing”. The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement in transferred financial assets. This

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This statement must be applied to transfers occurring on or after the effective date. The Company does not expect the adoption to have a material impact on its consolidated financial position or results of operations.

In June 2009, the FASB issued ASC Topic 810, “Consolidation”, “Amendments to FASB Interpretation No. 46”. The objective of this statement is to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This statement will be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently assessing the impact of this statement on its consolidated financial statements.

4                                        Acquisition or Sale of Affiliates

(a)           The Ripasa transaction

(i)            Acquisition

In 2004 we signed an agreement to acquire an interest in Ripasa S.A. Celulose e Papel (“Ripasa”) with its principal shareholder group through a venture we formed with Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”). On March 31, 2005 the Company and Suzano each contributed US$ 275 as capital and formed Ripasa Participações S.A. (“Ripar”) in exchange for equal shareholder rights and responsibilities in that entity.

Pursuant to the agreement, the Company and Suzano also had a call option to acquire from the former principal shareholder of Ripasa (CMT Empreendimentos e Administração S.A. or “CMT”) additional common shares representing 22.41% of the voting common shares and additional preferred shares that, in the aggregate, totaled 13.45% of the total capital of Ripasa.

As a result of the completion of a corporate restructuring the put and call option agreements were modified to substitute the Ripasa shares for shares of the Company and Suzano since the former Ripasa minority shareholders had exchanged their shares of Ripasa for shares of the Company and Suzano. Accordingly, CMT had a put option that would require Fibria to

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2009 and 2008, and for the
Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

acquire 3,124,139 of its own non-voting preferred shares during a five-year period ending

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

March 31, 2010 and we have a call option to acquire these same shares from CMT during a twelve-month period beginning March 31, 2010 under the same terms, values and preceding conditions as the original call option agreement for the reais equivalent of US$ 80 plus Brazilian market rate interest beginning from March 31, 2005.

The Brazilian federal government anti-trust authority approved the Ripasa acquisition in 2007.

In March 2008, CMT announced its intention to exercise its put option related to 2,784,091 preferred shares of the Company. Pursuant to the exercise of such option by CMT, the Company and Suzano acquired shares of their own capital, to be kept in treasury.

In June 2008, the CVM Board authorized the acquisition of the shares contemplated in the Option of Purchase and Sale Agreement at their then current market value without specific reference to the payment of the amount under the transaction. The Company and Suzano each acquired its own shares from CMT at the then current market value of the shares for US$ 94, which was recorded directly in shareholders’ equity, under Treasury shares and as Additional paid-in capital, and executed an extra-judicial agreement with CMT, for the payment of US$ 88, recorded under “Financial expenses”, in consideration for CMT’s waiver for any rights against the Company in regards to the acquisition of the above mentioned shares and the Option Agreement. In July 2008 the Company retired the 2,784,091 preferred shares which were held in treasury thereby reducing the corresponding amounts in “Additional paid-in capital” and “Treasury shares” by charging “Retained earnings”.

Following the conversion of our preferred shares to common shares, 340,048 preferred shares were converted into 309,444 common shares which remain encumbered and unavailable for the exercise of the option, under the Option of Purchase and Sale Agreement. At December 31, 2009, their contractually stipulated acquisition cost is the reais equivalent of US$ 23. However, until such time as the restrictions on the sale of these shares by CMT are lifted (item (iii) below), the Company believes the fair value of its obligation to meet the put option is insignificant. Accordingly, no liability has been recorded in Fibria’s financial statements with respect to the option related to these shares.

(ii)                               Restructuring

In 2005 Suzano and Ripasa agreed to allow CMT, representing 13.45% of Ripasa’s total capital, and the remaining minority preferred shareholders of Ripasa, representing 40.49% of its total capital, to exchange their common and preferred shares for shares of the Company and Suzano,. The restructuring plan involved two phases: (i) the merger of Ripasa into Ripar

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

and (ii) the distribution of assets to the Company and Suzano, in equal parts. In 2006, the Company and Suzano jointly became the sole owners of all Ripasa Ripar was liquidated by

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

dissolution and its only assets, the shares in Ripasa, were distributed equally to both the Company and Suzano. As a result, the Company became the direct holder of its 50% interest in Ripasa.

(iii)                           Valuation of the put/call options

CMT owns Company preferred shares (now converted to commons shares) that are still subject to encumbrances under a legal order filed by a government agency as collateral to a legal proceeding to which CMT is a party. The options are accounted for as derivative instruments pursuant to ACS Topic 815, “Derivatives and Hedging”, which requires, among other things, that these instruments be initially recognized at their fair values as of May 2006 and subsequent fair value changes be recognized in the statement of operations for the period.

In the event the restrictions on sale are lifted and the option becomes exercisable, the Company will record the fair value of its shares acquired directly in “Additional paid-in capital” in shareholders’ equity and the difference in earnings of the period in which the restrictions are lifted.

(iv)                              Disposition of non-core assets

In 2007 the Company and Suzano agreed to dispose of certain non core Ripasa assets, as follows: (i) the Company agreed to sell its interest in the in Embu unit to Suzano for US$ 20 generating a loss of US$ 12, including the write-off of goodwill; and (ii) to sell the Cubatão and Limeira units to a third party in which both the Company and Suzano received US$ 32, generating a loss to the Company of US$ 4, including the write-off of goodwill.

In 2008, the remaining Ripasa unsold assets, with a book value of US$ 29 were contributed as the start-up capital of Asapir, a newly incorporated Brazilian company.

(v)                                  The Ripasa Consortium - Conpacel

The Company participates in a cost and production sharing venture with Suzano which operates a pulp and paper plant in Americana, São Paulo. Under the various agreements, the members each have a 50% undivided interests in assets, liabilities and operations of the venture. Fibria is entitled to 50% of the Consortium’s production beginning September 1, 2008.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

Brazilian law specifies that such consortium contracts do not constitute legal entities. Each of the legal entities party to a consortium contract is responsible only for its contractually defined obligations. The bankruptcy of one of the legal entities does not impact the legal obligations

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

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

Each party has 50% of the specific assets, liabilities and costs, and each legal entity is obligated to make payments based on the Consortium agreement. The payments made by the Company and Suzano, as well as the budget for capital expenditures, are defined by the independent General Manager. The Company and Suzano agree to make payments in accordance with the decisions of the independent General Manager.

As no separate legal entity exists, there is no consolidation of a separate entity. As per ASC Topic 323, “Investments - Equity Method and Joint Ventures”, Fibria accounts for its rights and obligations according to its undivided interest as defined in the Consortium agreement, and records them as part of Company’s operations according to their nature.

The carrying value of 50% of Conpacel’s net assets at August 31, 2008 which represents the undivided interest of the Company is demonstrated below:

Assets
Current assets	43
Non-current assets
Property, plant and equipment at cost	596
Other non-current assets	38
Liabilities
Current liabilities	(59)
Non-current liabilities	(177)

Net assets	441

(b)                                 The International Paper asset exchange

In 2006, the Company entered into an Exchange Agreement with International Paper to exchange industrial and forestry assets between the two entities whereby the Company transferred to International Paper its pulp and paper plant located in Luiz Antonio and the plant’s related timberlands. International Paper in turn, transferred to the Company assets

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

used for the production of eucalyptus pulp, including: land, forests, and all rights related to an eucalyptus pulp mill development and construction project with a fair value of US$ 1,150,

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

located in Três Lagoas. The assets received by the Company are held by its wholly-owned subsidiary VCP-MS.

As a result of this operation the Company recorded an initial gain on exchange of assets of US$ 989 and a deferred income tax liability of US$ 344. The deferred tax liability was recorded in recognition that this non cash gain is a temporary difference under US GAAP. Pursuant to ASC Topic 845 “Nonmonetary Transactions”, the fair value of the assets surrendered was used when measuring the cost of an exchange transaction in order to determine the gain or loss to be recognized. Pursuant to an amendment to the agreement all financial income accruing from the funds which were placed in trust were applied, exclusively, to the project under construction.

In June 2007, pursuant to the Exchange Agreement, the parties finalized adjustments that resulted in a cash disbursement by the Company to International Paper of US$ 34, reducing the total gain to US$ 955 and deferred income tax expense to US$ 327.

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

The Três Lagoas project became operational on March 31, 2009.

This transaction was approved by the Brazilian antitrust authorities, without any significant restriction.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(c)                                 The Mogi das Cruzes unit disposition

In, 2007, the Company signed an agreement to sell its Mogi das Cruzes production unit for US$ 27, generating a gain of US$ 9 recorded as “Other operating (income) expenses, net”.

(d)                                 The Ahlstrom VCP disposition

In 2007, the Company sold 60% of the assets to Ahlstrom Louveira Ltda., a Brazilian subsidiary of Ahlstrom, for US$ 48, generating a gain of US$ 15, net of tax of US$ 8, recorded in “Non-operating income”. The remaining 40% interest was sold to Ahlstrom in August 2008 for US$ 42 in a single transaction.

(e)                                 The Aracruz acquisition

In 2001 we acquired a 28% interest in the voting capital and a 12.35% economic interest in Aracruz Celulose S.A. (“Aracruz”), a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Espírito Santo.

On January 21, 2009 the Company acquired 28% of the voting capital (12.35% of the total capital) of Aracruz upon the purchase of Arapar S.A. (“Arapar”) and São Teófilo Representação e Particapações S.A. (“São Teófilo”), which were owned by members of the Lorentzen, Moreira Salles and Almeida Braga families (the “Families”). Under the purchase agreement for these shares, the purchase price is payable in six semi-annual installments, free of interest or indexation adjustments. The interest has been imputed based on 130% of the Brazilian Interbank Deposit Certificate (“CDI”). The first installment of R$ 500 million (equivalent to US$ 212) was paid on that date.

At an Extraordinary General Meeting on February 6, 2009, as consequence of the change of control described above, the shareholders approved the issue of 62,105,263 common shares and up to 161,789,474 preferred shares at a unit price of R$ 19.00 per share, via a private subscription, for a capital increase of up to R$ 4,254 million (equivalent of US$ 1,877 at the exchange rate of February 6, 2009). The capital increase occurred at various dates as described below:

Pursuant to the deliberations at the February 6, 2009 Extraordinary General Meeting, the capital increases ((i) and (ii) below) were made on April 29, 2009 and (iii) through (v) were ratified on May 27, 2009 at an Extraordinary General Meeting on that date called specifically

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

for this purpose:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(i)                  the Safra family subscribed 4,537,335 preferred shares for R$ 86 million (equivalent of US$ 40 at the April 29, 2009 exchange rate);

(ii)               the Families subscribed 4,763,249 preferred shares for R$ 91 million (equivalent of US$ 41 at the April 29, 2009 exchange rate);

(iii)            Votorantim Investimentos Industriais S.A. (“VID”), shareholder, exercised its pre-emptive right to subscribed 62,105,263 common shares with a total value of R$ 1,180 million (equivalent of US$ 255 at the January 21, 2009 and US$ 255 at the March 27, 2009 exchange rates);

(iv)           BNDESPar, holder of 56,880,857 common shares of Aracruz, subscribed 43,588,699 preferred shares of VCP, utilizing its 12.49% common shares of Aracruz (or 5.51% of its total capital) for a total amount of R$ 864 million (equivalent of US$ 438 at the May 29, 2009 exchange rate); and

(v)              BNDESPar will guarantee the subscription and payment of up to 95,789,517 preferred shares and or the unsubscribed preferred shares of VCP up to R$ 1,820 million (equivalent of US$ 507 at the March 30, 2009 and US$ 290 at the April 29, 2009 exchange rates), requiring VID to transfer to BNDESPar, the preemptive right to subscribe to these preferred shares that remain after the subscription.

On March 5, 2009, Messrs. Joseph Yacoub Safra and Moises Yacoub Safra (the “Safra” family) waived their right-of-first refusal in relation to VCP’s proposal to acquire Aracruz shares from the Families and announced their intention to exercise their tag along right. Upon exercise of such tag along rights, VCP acquired the interest held in Aracruz by the Safra family and, at the closing date of April 29, 2009, owned 84% of the voting capital of Aracruz (37.05% of the total capital). The nominal amount of the total transaction was R$ 5,420 million (equivalent to US$ 2,302, at the January 21, 2009 exchange rate) and its present value at January 21, 2009 was approximately R$ 4,700 million (equivalent to US$ 1,996 at the January 21, 2009 exchange rate).

On April 30, 2009 the transaction was completed with the Safra family and the first installment was paid in the amount of R$ 500 million (equivalent to US$ 229). The remaining installments based on the same terms and conditions agreed upon the sale by the Families, with the exception of the second installment, the maturity of which was postponed from July 2009 to October 2010 by mutual agreement of the parties. As a result, this installment will bear interest of 105% of CDI from its original due date until its maturity date (Note 14).

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

On July 1, 2009 the Company acquired common shares from remaining non-controlling shareholders of Aracruz following the conclusion of a public tender offer. The terms and conditions of the tender offer and purchase price were the same as those of the Families and the Safra family. Payments of the first and second installments occurred on July 6, 2009 in the amount of R$ 88 million (equivalent to US$ 46 at the exchange rate at that date) with the remaining installments of R$ 148 million (equivalent to US$ 75 at the July 6, 2009 exchange rate) due through July 2011.

On July 17, 2009, the Board of Directors of both VCP and Aracruz announced their approval of a plan to exchange all of the outstanding preferred shares of Aracruz for common shares of VCP at the exchange ratio of one preferred share of Aracruz to 0.1347 common share of VCP. This exchange ratio had been previously examined and approved by the respective companies’ financial advisors and independent advisory committee established specifically for this task.

On August 24, 2009, the Extraordinary General Meeting of VCP and Aracruz approved the merger of the entire Aracruz capital stock by VCP, under the terms and conditions approved by the related Boards of Directors. The Extraordinary General Meeting ratified the acquisition of the control of Aracruz, pursuant to Article 256 of the Brazilian Corporate Law. Consequently, the last day in which Aracruz’s shares were traded on BM&FBOVESPA and on NYSE was November 17, 2009. The Aracuz’s shares originally held in custody to Aracruz’s ADS migrated to the Company’s common share.

On November 5, 2009 the Extraordinary General Meeting agreed to change the Company’s name to Fibria Celulose S.A. and authorize the officers to take any and all actions necessary for the Company to transfer its BMF&BOVESPA listing to the Novo Mercado.

On November 12, 2009, the Aracruz preferred shareholders exercised their appraisal rights exchanging their shares for the Company’s common shares based on the approval of a plan to exchange all of the outstanding preferred shares of Aracruz for common shares of VCP at the exchange ratio of one preferred share of Aracruz to 0.1347 common share of VCP announced at July 17, 2009. This exchange ratio had been previously examined and approved by the respective companies’ financial advisors and independent advisory committee established specifically for this task and as consequence the Company issued 77,770,294 new common shares, without par value, increasing its capital by US$ 1,224.

On December 22, 2009, Extraordinary General Meetings approved the merger of Aracruz, not increasing its capital, which was concluded at December 31, 2009.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

Assets acquired, liabilities assumed and allocation of goodwill:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

Under ASC Topic 805, the Company is required to re-measure previously held equity interests to fair value at the date of the control acquisition (in this case, January 21, 2009), and record the gain or loss directly to the statement of operations. The gain recognized as a result of remeasuring to fair value our original 12.35% economic interest in Aracruz was recorded in “Operating income (expenses)”, net as summarized below:

The original Aracruz common shares - in thousands	127,506
Quoted price at January 21, 2009 (R$ 12.65 equivalent to US$ 5.45)	5.45

Fair value of our initial investment in Aracruz	695

Less carrying amount
Investment balance	(116)
Goodwill balance	(19)
Tax effect on impairment provision of Aracruz investment	(46)

Pre-tax gain	514

The following table summarizes the consideration for the purchase of Aracruz and the allocation of the assets acquired and liabilities assumed that were recognized at the acquisition date, the fair value at the acquisition date of the non-controlling interest and the determination of goodwill:

At January 21, 2009

Purchase price consideration
Present value of the amount to be paid for the Families and the Safra family (US$ 1,000 plus US$ 991, respectively)	1,991
Fair value of our original investment in Aracruz	695

Total purchase price consideration	2,686

Acquisition-related costs (included in General and administrative expenses included in statement of operations for period ended December 31, 2009)	12

Identifiable assets acquired and liabilities assumed
Short-term financial assets	426
Inventory	270
Property, plant and equipment	3,726
Identified intangible assets	331
Other assets	1,809

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

At January 21, 2009

Financial liabilities	(3,886)
Liability arising from contingencies	(17)
Deferred tax liability on step - up of net assets	(573)
Other liabilities	(452)

Total shareholders’ equity - 100%	1,634

Fair value of the non-controlling interest in Aracruz	(874)
Goodwill	1,926

Total purchase price consideration	2,686

The fair market values were determined by management as supported by reports of independent financial advisors.

As of December 31, 2009, there were no effects of measurement period adjustments on the goodwill and on provision for contingencies. The Company has concluded the analysis of current issues and no adjustments were recorded after the acquisition date.

The goodwill of US$ 1,926 was assigned to Aracruz’s pulp segment. The deferred tax effects do not contemplate the possible effects of the tax deductibility of goodwill for Brazilian income tax purposes (R$ 2,312 million equivalent to US$ 1,328 at January 21, 2009 exchange rate).

The fair value of the non-controlling interest in Aracruz was determined by applying the market approach, based on the quoted price at January 21, 2009. The acquisitions of the non-controlling interests were recorded based on fair values and the total amount of US$ 360 was credited to the “Additional paid in capital”.

The following table sets forth the components of the identified intangibles assets acquired with finite lives, which are being amortized over their estimated useful lives on a straight-line basis with no residual value:

	Useful lives	Fair value

Database	Ten years	194
Patents	Six years and three months	55
Chemical supplier relationship	16 years	70
Others supplier relationships	Four years and five months	12
		331

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

The fair value of identified intangible assets acquired was determined using the income approach, which discounted expected future cash flows to present value. The cash flows were discounted at a rate of 8.55% p.a.

The following table summarizes the unaudited financial information related to the pro forma net operating revenue and loss of the combined entity (VCP and Aracruz) assuming the acquisition of Aracruz had occurred on January 1, 2008, the investment was accounted for on a consolidated basis and amortization of finite intangible assets had been effected. The pro forma of the result of operations for 2009 of the transaction which resulted in the consolidation as from January 21, 2009 is not presented due to immateriality.

	Net operating revenue	Loss before non- controlling interest
	(Unaudited)	(Unaudited)

Pro forma from January 1, 2008 through December 31, 2008 of the combined entity	2,988	(1,595)

The unaudited pro forma combined results of operations may not be indicative of the actual results that would have been generated had the acquisition occurred at January 1, 2008.

The following demonstrates the net operating revenue and net income from Aracruz included in the Company’s statement of operations for the year ended December 31, 2009:

	Net operating revenue	Net income before non- controlling interest and discontinued operations

From January 1, 2009 through December 31, 2009	1,444	473

(f)                                   The disposition of the Guaíba unit (discontinued operations)

On December 15, 2009 the Company concluded the sale to Empresas CMPC S.A., a company based in Santiago, Chile, of the 100% of the assets encompassing industrial installations, land

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

and forests that together are known as the Guaíba Unit, located in the municipality of Guaíba

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

in the state of Rio Grande do Sul. The original sale consideration of US$ 1,430 was reduced by US$ 20 for adjustments to leased assets (not impacting cash) and US$ 28 related to physical forestry measurements. The transaction generated a loss of US$ 90, recorded in Other operating (expense) income, net. This unit was a part of the Aracruz business and was not consolidated in 2008 and 2007. The disposition of the Guaíba unit has been treated as a discontinued operation.

On December 15, 2009 the Company received US$ 1,300 and in January 2010 received a further installment of US$ 80. The balance was received in the first quarter of 2010, after confirmation of the physical forest measurements.

5                                        Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate on adjusted taxable income is 34%. Taxes on income are based on adjusted taxable income determined under Brazilian tax regulations. The Company is also subject to tax in certain foreign jurisdictions.

(a)                                 Income tax analysis

The statutory rate applied to income before taxes is reconciled to income tax expense (benefit), as follows:

	2009	2008	2007

Income (loss) before taxes on income and discontinued operations	1,291	(471)	1,491

Income tax benefit (expense) at statutory tax rate - 34%	(439)	160	(507)

Reconciliation of statutory to effective rate
Benefit from interest attributable to capital	—	—	56
Equity in earnings (losses) of affiliates	6	(45)	39
Differences in foreign income tax rate	4	67	23
Other	(55)	16	6

Income tax (expense) benefit	(484)	198	(383)

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(b)                                 Analysis of deferred tax balances

	December 31,
	2009	2008

Deferred tax assets
Temporary differences	447	127
Tax loss carryforwards	446	104
Tax effects on impairment of Aracruz investment	—	46
Others adjustments	35	14
Valuation allowance	(272)	—

Total deferred tax assets	656	291

Less - current portion	—	(43)

Total deferred tax assets non-current portion	656	248

Deferred tax liabilities
Temporary differences	(281)	—
US GAAP adjustments
Gain on exchange of assets (Note 4(b))	(392)	(356)
Tax effect on fair value of property, plant and equipment	(311)	—
Gain on remeasurement of our original investment in Aracruz (Note 4(e))	(232)	—
Other	—	(96)

Total deferred tax liabilities	(1,216)	(452)

Net deferred tax liabilities non-current portion	(560)	(204)

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

Net deferred income tax assets include Brazilian net operating losses, which have no expiration dates, and are available for offset against future taxable income. Brazilian carryforward losses are available to offset up to 30% of annual income before tax in any year,

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

as determined in accordance with the Brazilian Corporation Law. Tax losses are not inflation-indexed.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

A deferred tax assets arising from Aracruz acquired temporary differences that will only be realized when the Company generates gains on certain derivative transactions has been offset by a valuation allowance. The changes in the valuation allowance during 2009 were as follows:

December 31, 2009

At beginning of the year	—

Valuation allowance recognized upon acquisition of Aracruz	213
Gain realized from on derivative transactions	(9)
Exchange loss for the period	68

At end of the year	272

6                                         Held-to-maturity Investments

	December	December
	31, 2009	31, 2008

Bank Deposit Receipts denominated in reais	93	—

Less - current portion	(55)	—

Non - current portion	38	—

The Company holds investments in the original amounts of US$ 24 with a short-term fixed rate of 9.25% p.a., equivalent to 101.2% of CDI, US$ 23 with a long-term fixed rate of 9.62% p.a., maturing in July 2010, equivalent to 102.2% of CDI and US$ 32 at a long-term fixed rate of 10.20% p.a. maturing in January and in July 2011.

This investment was deposited as a partial guarantee for the payment of the loans related to the acquisition of the additional common shares of Aracruz that was concluded on July 17, 2009 (Note 4(e)).

7                                        Trade Accounts Receivable

	2009	2008

Export receivables, denominated in U.S. dollars	853	67
Domestic receivables	176	90
Allowance for doubtful accounts	(23)	(6)

	1,006	151

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

At December 31, 2009 and 2008, no single customer represented more than 10% of our trade accounts receivable balance.

8                                        Inventories

	2009	2008

Finished products	287	89
Raw materials and supplies	212	83
Work in process	15	14
Imports in transit and other	2	7

	516	193

9                                        Investment in Affiliates

	2009	2008

Veracel	902	—
Asapir	14	11
VOTO IV	12	11
APM	9	—
Aracruz	—	116

	937	138

10                                 Goodwill

	December	December
	31, 2009	31, 2008

Aracruz	2,490	19
Ripasa	177	132

	2,667	151

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

The goodwill rollforward is as follows:

	2009	2008

At beginning of the year	151	193
Acquisition of Aracruz	1,926	—
Initial goodwill of Aracruz written off due to remeasurement of its investment upon acquisition of control	(19)	—
Goodwill related to sale of Guaíba unit	(114)	—
Exchange gain (loss) for the periods	723	(42)

At end of the year	2,667	151

11                                 Property, Plant and Equipment

	2009	2008

Land	1,516	464
Buildings	628	183
Machinery, equipment and installations	5,863	1,494
Forests	1,943	738
Other	565	201
Construction in progress
VCP-MS (Note 4(b))	288	1,396
Other	—	76

	10,803	4,552
Accumulated depreciation and depletion	(1,532)	(686)

	9,271	3,866

12                                 Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings (ACEs), bearing an annual average interest rate of 4.4% at December 31, 2009 (2008 - 6.0%). Historically, we have not incurred significant losses in connection with such recourse provisions.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

13           Long-term Debt

	Interest rate December 31, 2009	2009	2008

Third parties
In U.S. dollars
Export credits and prepayments	LIBOR + 4.94%	2,953	1,065
Fibria Overseas Finance — Bond	9.375%	1,018	—
Derivative transactions - counterparty Loans	7.2%	501	—
Advances against future export receipts and discounting (“ACC/ACE”)	6.01%	29	—
Fixed rate notes	FX or 72% of CDI	—	50
Leasing agreements	LIBOR	18	16
Import notes	LIBOR + 3%	4	8

In reais
Export credit notes	94% of CDI	305	113
Rural credit notes	10.2%	32	—
Leasing agreements	100% of CDI + 1%	26	22

Total third parties		4,886	1,274

Related parties
In U.S. dollars
VOTO III loan	4.2%	52	54
VOTO IV loan	8.5%	201	201

In reais
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES
TJLP	TJLP + 2.5%	725	102
UMBNDES	UMBNDES + 7.9%	80	18

Total related parties		1,058	375

Total debt		5,944	1,649
Less: current portion		(670)	(490)

Long-term portion		5,274	1,159

•    LIBOR (London Interbank Offered Rate) at December 31, 2009 was 0.4% p.a. (2008 - 1.75%).

•    TJLP (“Taxa de juros de longo prazo”) a long-term interest rate fixed quarterly by the Brazilian Central Bank. At December 31, 2009, the TJLP was 6.0% p.a. (2008 - 6.50%).

•    The UMBNDES is a weighted average rate based on the exchange rates in a basket of currencies, predominantly U.S. dollars, held by BNDES.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

•    CDI (Interbank Deposit Certificate) at December 31, 2009 was 9.9% p.a. (2008 - 13.6%).

(a)           Export credits and prepayments

On December 31, 2009, the Company borrowed US$ 1,175 through prepayment export lines from various banks, being US$ 750 at LIBOR plus 4.25% p.a., which matures within five years, with a three-year grace period, and US$ 425 at LIBOR plus 4% p.a., which matures within seven years, with a five-year grace period.

On September 30, 2009, the Company entered into a loan agreement with FINNVERA (Finnish Development Agency intended to fund companies committed to sustainability programs) in the amount of US$ 182 at LIBOR plus 3.325% p.a., which matures in eight and one half years.

In July 2009, Company entered into an export credit agreement with Credit Suisse bank in the amount of US$ 54, bearing interest rates of 100% CDI plus 1% p.a., which matures in July 2012.

In September 2008, the Company recorded its 50% share of the Consortium loans in the total amount of US$ 83, at that date, comprising contracts for export prepayment of US$ 73 and import financing of US$ 10, which mature in 2012.

In May 2008, the Company signed an export prepayment contract with Nordea Bank AB for the aggregate amount of US$ 50 at LIBOR plus 0.68% p.a. Payments are due through 2012 in installments to match export shipments. The financings are guaranteed by export contracts.

In April 2008, the Company signed a bridge loan with ABN AMRO Bank NA in an aggregate amount of US$ 200 at LIBOR plus 2% p.a. The financing matured on September 26, 2008 and was guaranteed by a security interest in financial assets. The maturity date was renegotiated and deferred to March 24, 2010, indexed to LIBOR plus 5% p.a.

In June 2007, the Company signed an export prepayment contract with Banco Bilbao Vizcaya Argentaria for US$ 100 at LIBOR plus 0.38% p.a. Payments are due through 2015 in installments to match export shipments. The financings are guaranteed by export contracts. During the second quarter of 2009, the rate was renegotiated to LIBOR + 4.65% p.a.

In September 2006, the Company signed an Export Prepayment Facility Agreement with a pool of banks (ABN Amro Bank, Banco Santander Central Hispano and Banco Bradesco) in an aggregate amount of US$ 550 at LIBOR plus 0.57% p.a. Payments are due from 2007 through

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

2014 in installments to match export shipments. The financings are guaranteed by export contracts.  During the second quarter of 2009, the rate was renegotiated to LIBOR + 4.75% p.a.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

In July 2006, our wholly-owned subsidiary VCP Overseas Holding KFT, signed an Export Prepayment Agreement with a syndicate of banks in an aggregate amount of US$ 375 at LIBOR plus 0.57% p.a. Payments are due from 2007 through 2014 in installments to match export shipments. During the second quarter of 2009, the rate was renegotiated to LIBOR + 4.75% p.a.

(b)           Fibria Overseas Finance - Bond

On October 30, 2009, the Company through its international subsidiary Fibria Overseas Finance Ltd. raised a US$ 1,000 9.375% p.a. Bond due in 2019. The proceeds were used for debt repayments.

(c)           Derivative transactions counterparty loans

On May 13, 2009, the following terms and conditions announced on January 19, 2009, were confirmed:

•    Total amortization period of nine years with a possibility of reduction to seven years depending on Aracruz’s operating performance and the occurrence of certain liquidity events;

•    Amortization in semiannual installments starting on June 30, 2009 and then, from 2010, on a quarterly basis;

•    Interest at three-month LIBOR plus an initial spread of 3.5% p.a. increased by semiannual charges of 0.25% p.a. beginning in 2010, resulting in a weighted average rate of LIBOR + 4.6% p.a.;

•    Collateral guarantees on rural and industrial assets of the Barra do Riacho unit, in the state of Espírito Santo; and

•    Pledge of 28% of Aracruz’s common shares.

At December 31, 2009, the principal of the debt resulting from the reversal of the derivative positions totaled US$ 501 and is due by Aracruz Trading International Ltd. with maturities from 2015 through 2016.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(d)           Leasing agreements

In December 2009, the Company renegotiated the terms and amounts of its financial leases with Banco Société Générale, originally contracted in September 2008 for the acquisition of machinery used for felling and harvesting trees. At December 31, 2009, the outstanding amount was US$ 18, which matures in 2013.

On December 31, 2008, the Company recorded its 50% share of the Consortium pulp machine leasing liabilities. At December 31, 2009, the outstanding amount was US$ 26, which matures in 2014.

(e)           Export credit notes and Rural credit notes

The Company has several borrowing agreements with Banco do Brasil S.A. The agreements outstanding at December 31, 2009 are summarized as follows:

•    On December 31, 2009, VCP-MS borrowed R$ 73 million (equivalent to US$ 42) from the Constitutional Fund for the Financing of the Midwest Region (a fund administered by the Federal government to encourage development of the region, where the Três Lagoas pulp mill is located). Monthly payments of principal and interest, at 8.5% per annum, are due beginning in July 2010 through December 2017.

•    In July 2009, the Company executed an agro-industrial credit agreement totaling R$ 137 million (equivalent to US$ 69) maturing in 488 days at 11.25% p.a.;

•    In June 2009, VCP-MS executed a Rural Credit Bill (“NCR”) totaling R$ 42 million (equivalent to US$ 22) maturing in August 2010 at 10.22% p.a.;

•    In June 2009, the Company executed an Export Credit Bill (“NCE”) totaling R$ 73 million (equivalent to US$ 37) maturing in August 2010 at 11.25% p.a.; and

•    In October 2008, the Company executed a NCE totaling R$ 100 million (equivalent to US$ 46) maturing in April 2010 and with an interest rate of 100% of the CDI plus 2.88% p.a.

(f)            VOTO III loan

In 2004, Votorantim Participações S.A. (“VPAR”), our ultimate controlling shareholder formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300, 7.875% p.a. Bonds due 2014 in the international market. The

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

Company received 15% of the total amount issued or US$ 45 for which we are the guarantors.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(g)           VOTO IV loan

In 2005, VOTO IV, a joint subsidiary with VPAR, issued US$ 400, 7.75% p.a. Fixed Rate Notes due 2020 in the international market. The Company received 50% of the total amount issued or US$ 200 for which we are the guarantors.

(h)           BNDES

We have consummated several borrowing agreements with the BNDES (one of our shareholders), with interest accruing in part based on the BNDES basket of currencies plus 7.9% p.a. (outstanding balance at December 31, 2009 - US$ 80) and in part on the TJLP plus 2.5% p.a. (outstanding balance at December 31, 2009 - US$ 725), and the amortization period ranging from 2010 through 2016.

(i)            Covenants

The Company’s loan agreements contain covenants or restrictive clauses, establishing maximum indebtedness and leverage levels as well as minimum coverage of outstanding amounts and the maintenance of minimum balances of receivables either in a current account or a collateral account. The Company renegotiated its covenants with the creditors for all loans subject to call. In regard to the loan with BNDES (one of our shareholders), which does not have the right to early redeem the loan, the Company may provide additional assets as collateral, provided that the Bank makes such requirement.

The main conditions include:

(i)         certain restrictions on the Company’s capacity to merge with or into other entities;

(ii)        certain restrictions on exchanges and disposals of assets by the Company;

(iii)       certain restrictions on sale and exchanges of assets;

(iv)       maintenance, at the end of each quarter, of a ratio of (a) Adjusted EBITDA (for the last four quarters) plus cash position, based on Brazilian GAAP balances, to (b) the total debt maturing during the following four quarters, plus financial expenses to be paid during the following four quarters, greater than, for all quarter for 2009 and 2010, 0.7 to 1.0, and thereafter in every subsequent quarter, 1.2 to 1.0;

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(v)        maintenance, at the end of each quarter, of a level of net debt to Adjusted EBITDA (for the last four quarters), based on Brazilian GAAP balances, from 6.75 to 1.0 in 2009 and with period reductions to 3.0 to 1.0, in 2012 and thereafter;

(vi)      subject to certain exceptions, restrictions on the creation of liens on assets of the Company;

(vii)     subject to certain exceptions, restrictions on the assumption of additional debt by the Company; and

(viii)    maintenance of a hedge policy approved by the Board of Directors of the Company prohibiting hedging for speculative purposes.

The main events of default under the Export Credits include:

(i)         cross-default and cross-judgment default, subject to an agreed minimum value of US$ 50.0;

(ii)        certain periods of resolution, breach of any obligation under the Export Credits; and

(iii)      certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

The Company was in compliance with its loan covenants at December 31, 2009.

(j)            Long-term debt maturities

At December 31, 2009, the long-term debt portion matures as follows:

2011	340
2012	528
2013	773
2014	957
Thereafter	2,676

5,274

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

14                                 Payable - Aracruz acquisition

The Company issued Notes payable and executed an irrevocable and binding purchase agreement, in connection with the acquisition of Aracruz (Notes 4(e)). The Notes, denominated in reais, bear neither interest nor indexation charges and are due in semi-annual installments, except as noted below, in January and July of each year:

	Millions of reais	Millions of U.S. dollars

Present value of total obligation at January 2009 (discounted by 130% of CDI) - the Families and the Safra family	4,688	2,692
Present value of total obligation at January 2009 (discounted by 130% of CDI) - remaining common shareholders	237	136
Amount paid	(1,688)	(969)
Present value accretion adjustment	458	263

Balance at December 31, 2009	3,695	2,122

Remaining installments due in
January 2010	1,008	579
June 2010	900	517
October 2010	382	219
January 2011	809	465
July 2011	596	342

	3,695	2,122

15                                 Related Parties

Balances and transactions with related parties are as follows:

	Nature and business
	purpose of transactions	2009	2008

Cash and cash equivalents	Surplus cash funds invested with Banco Votorantim S.A.	112	40

Unrealized gain (losses) from cross-currency interest rate swaps	Arising from swap contract transactions in which the Banco Votorantim S.A. acts as	1	(7)

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

	Nature and business
	purpose of transactions	2009	2008

	counter-party

Long-term loans	Loans from related parties
Votorantim Group
VOTO III		52	54
VOTO IV		201	201
BNDES and its subsidiary
BNDESpar (shareholder)		805	120

Trade payables from related parties	Purchases of wood, pulp and paper
Asapir		8	5
Veracel		8	—

Revenue, income and expenses from transactions with related parties were as follows:

	2009	2008	2007

Purchases from Veracel	197	—	—
Purchases from Ripasa (*)	—	180	213
Purchases from Votener Votorantim Comercializadora de Energia Ltda.	4	15	9
Purchases from Anfreixo S.A.	3	6	8
Purchases from Companhia Nitro Química Brasileira	3	—	—
Purchases from TIVIT Tecnologia da Informação S.A.	2	—	—
Purchases from Indústria de Papéis Pedra Branca	1	—	—
Services paid to Votorantim Investimentos Industriais S.A.	10	—	—
Financial income	73	28	34
Financial expenses	26	181	4

(*) Through August 31, 2008; from September 1, 2008 Ripasa began to operate as a Consortium.

Financial income arises from investments made in financial instruments issued by Banco Votorantim S.A.; financial expenses represent mainly losses on cross-currency interest rate swaps based on their respective fair values and related to the loans with BNDES and its subsidiary.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

16                                 Financial Instruments

Fibria is exposed to various market risks, including changes in foreign currency rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

and prices, such as foreign currency exchange rates and interest rates. The majority of the Company’s sales revenue is denominated in U.S. dollars while more than half of its costs are incurred in reais. Our sales outside of Brazil are largely U.S. dollar-denominated, while sales of pulp within Brazil are denominated in reais but based on U.S. dollar prices with most of our operating costs being denominated in reais. Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency-denominated liabilities include borrowings denominated mainly in U.S. dollars.

Our floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. dollar - denominated borrowings and to the variations of the TJLP as it relates to Real denominated borrowings. The currency gap is a characteristic of Fibria’s business. Additionally, the Company decided to contract most of its debt transactions in U.S. dollar as the natural hedge provided by our exports mitigates part of the exposure. Within this context, the derivatives are contracted in order to hedge the cash flow against reais appreciation, interest rate variation (LIBOR) and cellulose prices.

(a)                                 Management’s policy for financial derivatives instruments

In December 18, 2009, the Board of Directors approved the Market Risk Management Policy and the Cash Management Policy. The use of derivatives is supported by these policies.

The Market Risk Management Policy determines that all derivative contracts must have an underlying asset or a liability linked to the operational cash flow, commodity or debt transactions. Accordingly, the Company only executes hedging transactions when it is exposed to risks. The risk mitigation transactions take into account a variety of products and counterparties.

With respect to limits, the policy determines:

(i)                   currency risk - maximum limits are determined to be balances up to 12 months. Finance Committee approval is required for contract over 12 months and under 24 months; and contracts over 24 months require Board of Directors’ approval;

(ii)                interest rate risk - the policy allows hedge contracts with maturities compatible to the debt instrument and determines that 25% of the total debt must be in fixed rates denominated in reais; and

(iii)             other risks, including pulp - requires Finance Committee approval for contracts up to 12

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

months and which represents less than 10% of the projected annual EBITDA; all other conditions requires Board of Directors approval.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

Fibria’s risk exposure considers estimated future cash flows, including the operational cash flow, debts, investments and foreign exchange derivatives. The net exposure is as follows:

Month	Estimated inflow (expressed in millions of US dollars)	Estimated in (out) flow indexed to reais (expressed in millions of reais)	Estimated net in(out)flow indexed to dollars (expressed in millions of US dollars)
	(unaudited)	(unaudited)	(unaudited)

January 2010	174	(949)	(145)
February 2010	83	60	(97)
March 2010	153	37	(85)
April 2010	162	64	(58)
May 2010	122	49	(91)
June 2010	163	(974)	(53)
July 2010	123	37	(40)
August 2010	149	(102)	(61)
September 2010	30	3	(11)
October 2010	121	(396)	(74)
November 2010	202	4.892	(42)
December 2010	222	(140)	(28)

We use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and also take into account the natural hedge provided by our exports in determining our hedging needs. We also invest in instruments linked to exchange variations.

We use cross-currency interest rate swap contracts to mitigate the volatility of foreign exchange rate fluctuations on our U.S. dollar - denominated debt. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of operations in “Foreign exchange gain (loss) and realized and unrealized gain (loss) on swaps, net”.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(b)                                 Fair value of derivative contracts, criteria for evaluation and measurement, methods, and significant assumptions used to determine the fair value

The estimates of fair value of our derivatives contract can be different from the mark-to-market value that represents the estimated values for early redemption. These differences are

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

associated to market conditions (liquidity, spreads, and other) as well as counterparty commercial and risk management strategies.

The methods for computing the fair value of the derivative financial instruments utilized by the Company for derivatives transactions were based on the use of methodologies commonly used in the market. Below is a summary of the methodologies for determining the fair value of each derivative:

•            Swaps - were measured based on the future cash flows, considering the contractual rates up to maturity dates, discounted to present value using the BM&FBOVESPA fixed rate yield curves.

•            European Options - were measured by the application of the Black -Scholes Model, which considers U.S. dollar spot rates, Brazilian and international interest rates and implicit volatility obtained from Bloomberg within similar contractual option characteristics such as exercise prices and maturity dates.

•            Non-Deliverable Forwards (NDFs) - were measured by the difference between the asset estimated at each maturity date from similar transactions on the BM&FBOVESPA at year end and the contractual reference amount at the maturity date.

		December 31, 2009				Year ended
	Notional	Carrying	Fair value at the reporting date			December
	amount	amount	Level I	Level II	Level III	31, 2009

Unrealized gain (loss) from cross-currency interest rate swaps and NDF
LIBOR x Fixed	388	(4)	—	(4)	—	(3)
NDF	272	8	—	8	—	2
CDI x US$ (Call’s NCE)	90	1	—	1	—	35
LIBOR x CDI	50	(10)	—	(10)	—	(16)
Yen x US$	45	4	—	4	—	—
CDI x US$	37	5	—	5	—	13
TJLP x US$	—	—	—	—	—	63
US$ x CDI	—	—	—	—	—	(40)
LIBOR x US$	—	—	—	—	—	29
Target Forwards (“TARN”)	—	—	—	—	—	21

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

		December 31, 2008				Year ended
	Notional	Carrying	Fair value at the reporting date			December
	amount	amount	Level I	Level II	Level III	31, 2008

Unrealized gain (loss) from cross- currency interest rate swaps, TARN and NDF
TARN	126	(68)	—	(68)	—	(100)
NDF	24	(8)	—	(8)	—	(64)
CDI x US$ (Call’s NCE)	50	(32)	—	(32)	—	(57)
LIBOR x CDI	50	3	—	3	—	31
Yen x US$	45	3	—	3	—	6
US$ x CDI	100	2	—	2	—	2
US$ /CDI x CDI	6	—	—	—	—	—

At December 31, 2009 and 2008 there were no hedge transactions outstanding for commodities exposure.

The effects of the recognition of the derivatives are recorded on “Financial income” or “Financial expenses”.

Our counterparties are financial institutions, including Banco Votorantim S.A., a jointly-controlled bank of the Votorantim group. The rates that we negotiate with Banco Votorantim S.A. reflect those available in the current financial market. Our treasury department also compares these rates to those offered by other banks in order to assure that we receive the most favorable terms and conditions available for each transaction.

Derivative financial instruments held by the Company are as follows:

(i)                                     A conventional swap in which the Company receives yen and pays U.S. dollars, with a notional amount of US$ 45 and maturity date of 2014. This swap was contracted to mitigate currency risks from the VOTO III loan. As of December 31, 2009, the fair value receivable is US$ 4 (2008 - US$ 3).

(ii)                                  A conventional swap in which the Company receives the CDI rate and pays U.S. dollars with a notional amount of US$ 37 (2008 - US$ 50). This swap was contracted to reduce the loan cost and to match cash outflow of Portocel. As of December 31, 2009, the fair value receivable is US$ 5 (2008 - nil).

(iii)                               A swap in which the Company receives LIBOR plus interest and pays a fixed rate of 2.10% to 3.09%, with a notional amount of US$ 388 and maturity on July 7, 2014. This

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

swap was contracted to mitigate risks from debt contracts in LIBOR. As of December 31, 2009, the fair value liability is US$ 4 (2008 - nil).

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(iv)                              A swap in which the Company receives LIBOR plus interest and pays 99.9% of the CDI, with a notional amount of US$ 50 and maturity on March 29, 2010. This swap was contracted to support a debt transaction indexed to LIBOR that was canceled due to market conditions. The derivative was maintained to mitigate risks from the export credit agreements. As of December 31, 2009, the fair value payable is US$ 10 (2008 - receivable of US$ 3).

(v)                                 Sale of NDF from over-the counter transactions without physical delivery. NDFs relate to a future purchase and/or sale of a fixed currency amount, without initial disbursement, based on a notional amount and a strike price. As of December 31, 2009 the notional amount is US$ 272 and the last maturity date is January 2011. At the maturity date the gain/loss will be the difference between the contracted rate and the maturity date rate, multiplied by the notional amount. As of December 31, 2009 the fair value receivable is US$ 8 (2008 - liability of US$ 8).

(vi)                              Sale of European Calls from over-the counter transactions for U.S. dollar to hedge a portion of the export sales against currency variation. As of December 31, 2009 the notional amount is US$ 90 and the last maturity date is May 3, 2010. As of December 31, 2009 the fair value liability is US$ 1 (2008 - payable of US$ 32).

Additionally, for 2008, there were a further two transactions, one related to a conventional swap in which the Company receives U.S. dollars and pays CDI rate and the other related to TARN, with a fair value liability of US$ 68.

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

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

•             Level II - other than quoted prices included within Level I that are observable for the asset or liability, either directly or indirectly, such as: quoted prices for similar assets or liabilities in

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

active or not active markets and other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates). Determined adjustments to these inputs can be adapted to these inputs, based, for instance, on the volume and level of activity in the markets the inputs are observed.

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

The fair value of other financial instruments and investments are as follows:

	December 31, 2009		December 31, 2008
	Carrying amount	Fair Value	Carrying amount	Fair Value

Cash and cash equivalents	365	365	280	280
Trading securities	1,812	1,812	43	43
Held-to-maturity investments - current	55	55	—	—
Held-to-maturity investments - non-current	38	38	—	—
Investment in Veracel	902	902	—	—
Investment in Aracruz	—	—	135	217
Short-term debt, including current portion of long-term debt	1,030	1,591	928	856
Long-term debt	5,274	8,144	1,159	1,114

(d)                                  Liquidity risk

Fibria defined its liquidity policy in order to maintain cash and cash equivalent that correspond at a minimum to the next three months of cash outflows. The derivatives were contracted over the counter and do not require additional collateral.

17                                 Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (in “Other assets”)

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

which will only be released to us upon a final and definitive judgment in our favor. Such provisions for tax and other litigation and the corresponding deposits are as follows:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

	2009		2008
	Deposits	Provisions	Deposits	Provisions

Tax-related	196	408	127	135
Labor-related	19	45	3	20
Civil-related	—	4	—	6

	215	457	130	161

The changes to the provision account were as follows:

	2009	2008	2007

At beginning of the year	161	197	152
Provisions for new legal proceedings	14	—	21
Legal proceedings provisions - Aracruz	247	—	—
Reversal	(122)	(8)	—
Consortium - Conpacel	—	16	—
Translation adjustment	157	(44)	24

At end of the year	457	161	197

(a)                                 Summer Plan

The Company challenged its right to deduct the indexation adjustment in its income tax computation corresponding to the variation of the Consumer Price Index in January 1989.  At December 31, 2009 the provision was US$ 5.

(b)                                 Taxes on revenue (PIS and COFINS)

Aracruz obtained a court injunction against the widening of the range of revenues on which such taxes are allegedly payable. The injunction also covered the increase of the COFINS tax rate introduced by Law No. 9718/98, on the grounds of unconstitutionality. A favorable decision was issued in November 2001. However, due to unfavorable court decisions at the time for other taxpayers in similar lawsuits, on August 29, 2003 Aracruz decided to partially withdraw the lawsuit filed. It then chose to enroll in the PAES program - a special extended-term amnesty and installment program for payments of the liability introduced by Law No. 10684/03.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

There have, however, since been decisions rendered by the Brazilian Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

unconstitutional. Consequently, despite having withdrawn its original lawsuit, Aracruz filed for a restraining order to assure its right not to pay the PAES installments relating to such modification, and the petition was granted. In February 2009, the Brazilian Superior Court of Justice (STJ) handed down its decision in favor of Aracruz determining that the decision of the Second District Federal Court be overturned, which had approved the above cited partial withdrawal of the lawsuit originally filed.

In September 2009, based on the article 79 of Law No. 11941/09, which revoked the expanded range of revenues and on the advice of its external legal counsel, the Company reversed provisions of US$ 92 to “Financial income”.

(c)                                 Social contribution - not chargeable on export revenues

On March 31, 2004, Company received injunction that guarantees the right to not pay social contribution incurring on export incomes, with retroactive effects since January 2004. In April 2007, due to unfavorable legal judgment, a legal deposit of US$ 21 was performed, plus update of US$ 6 due to interest variation. Total amount of contingency was duly provisioned. Company has an outstanding legal discussion about this matter.

In 2003, Aracruz obtained a restraining order that gave it the right to not pay social contribution on export revenues, as well as assuring it of the right to utilize for offset against other tax payables such taxes which had been paid on export revenues in the past. The amounts of such tax which had been overpaid, were indexed using the SELIC interest rate, and totaled US$ 146 as of December 31, 2009. The Company is awaiting a decision on the appeal filed by the Brazilian federal government.

(d)                                 Class Action

In November 2008, a securities class action lawsuit was filed against Aracruz and certain of its current and former officers and directors in a U.S. Federal court purportedly on behalf of persons who purchased Aracruz’s shares and ADS between April 7 and October 2, 2008, which lawsuit Aracruz is defending. The complaint claims alleged violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Securities Exchange Act, alleging that Aracruz represented or failed to disclose information in connection with, and losses arising from, certain derivative transactions to which Aracruz had entered into. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement. Due to the unpredictability of the likelihood of an unfavorable outcome and the lack of elements to estimate the amount or range of potential loss, no provision has been

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

recognized.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(e)                                 Tax incentive - ADENE

Aracruz has operations located within the regional development area of ADENE which recognizes the pulp and paper as a sector. Aracruz requested and was granted by the Brazilian Federal Revenue Service in December 2002 the right to benefit from reductions in corporate income tax. The tax incentive of US$ 82 was recognized for the periods up to and including 2004. In 2004 Aracruz was notified by the Liquidator of the former Superintendência de Desenvolvimento do Nordeste (“SUDENE”) of its decision to revoke the fiscal benefits previously granted to Aracruz based on an opinion of the Legal Counsel to the National Integration Ministry on the definition of the geographical area eligible for the recognition of such benefits. In December 2005 Aracruz was notified by the Brazilian Federal Revenue Service to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of US$ 121. Aracruz appealed the assessment and as a result US$ 27 remains under administrative discussion.

The likelihood of an unfavorable outcome in relation to the tax benefits already utilized through 2003 is assessed as remote by management and its legal counsel. As regards the tax benefits already utilized in 2004 and 2005, the likelihood of an unfavorable outcome is assessed as possible and, as a result, no provision has been recognized.

(f)                                   Assessment for total utilization of tax loss carryfowards

In 2005, Aracruz was assessed for offsetting 100% of taxable income in 2000 and 2001 with income tax loss carryforwards. The assessment also covered the full offset, in 2000, of the tax losses generated under the BEFIEX (export incentive) program over the period in which it was eligible to enjoy the benefits of that program. The Company challenged the assessment at the first administrative level but the claims against the Company were upheld. The Company appealed this decision and in June 2008 obtained a favorable decision from the Brazilian Finance Ministry’s Board of Tax Appeals (CCMF), which unanimously ruled that the assessments levied by the tax authorities were groundless.

As a consequence of the decision, the Company, on the advice of its external legal counsel, assessed that the likelihood of loss regarding such contingency is remote.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(g)                                Credits for income taxes - partial approval

The Company has three legal proceedings for approval of income tax credits with the Brazilian Internal Revenue Service, referring to 1997, 1999 and 2000, totaling US$ 72, though only US$ 48 was approved. The Company appealed and its claims are awaiting final decisions.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

On the advice of its external legal counsel, the Company has not made provisions for these cases and considers loss to be possible.

(h)                                Tax recovery program

In November 2009, the Company elected to join the Brazilian Tax Amnesty and Refinancing Program, established by Law 11941/09 and Provisional Measure 470/2009, to finance its tax liabilities through a special payment and installment system for tax and social security obligations.

(i)       Labor

The Company has approximately 3,700 labor lawsuits filed by former employees and third parties, whose pleas relate to severance pay, health and safety premiums, overtime, “in itinere” hours (overtime while in commuter transportation), indemnities for material and moral damages, as well as 566 civil lawsuits, most of which are indemnity claims from former employees or third parties due to alleged occupational illnesses and labor incidents. The Company has insurance policies for general civil liability that cover, within the limits fixed in the policy, possible unfavorable rulings for material damages related to indemnity claims.

(j)       Commitments

We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

We provide guarantees to banks, not in excess of 180 days, although in exceptional cases, this is extended to 240 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2009, customer guarantees provided by us totaled US$ 91, including interest (US$ 112 at December 31, 2008 and US$ 127 at December 31, 2007). Our guarantees are usually secured by the personal guarantee of the customer’s owner.

The vendor guarantee does not expose the Company to any greater risk or net obligation than a sale in installments. In the case of a installment sale, revenue is recorded on shipment, and a receivable is created. If the customer does not pay the receivable, then the Company would establish a doubtful accounts allowance if it considered loss to be probable. In a vendor

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

financed sale, the Company records revenue on shipment and receives full payment from the bank. If the customer does not pay the bank within the specified time period, the Company

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

would have to satisfy its guarantee to the bank. The Company would, at that time, charge the obligation to selling expenses if it considered the loss to be probable. The Company would then look to the customer for payment on the sale. The Company’s losses from guarantees honored to-date have been negligible.

We lease timberlands under operating leases from third parties as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. Lease payments, equal to 30% of the market value of the timber harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were US$ 32 in 2009, US$ 13 in 2008 and in 2007. At December 31, 2009, minimum lease payments due in 2010 total US$ 19.

At December 31, 2009, future minimum operating lease payments were as follows:

2010	19
2011	23
2012	23
2013	22
2014	22
Thereafter	156

265

We have commitments for capital expenditures amounting to US$ 716 at December 31, 2009.

The Company entered into Take or Pay long-term agreements with suppliers of power, transport, diesel fuel and chemical products for the period of one to ten years. Supply agreements have termination and suspension clauses regulating non-compliance. Contractual obligations at December 31, 2009 total US$ 77. Additionally, a Take or Pay long-term agreement was entered into in 2007 related to supply of pulp for 30 years. Commitment established by this agreement at December 31, 2009 total US$ 52 p.a.

In March 2005, Aracruz entered into a Pulp Supply and Purchase Agreement with Veracel pursuant to which Aracruz has agreed to buy 50% of the annual output of pulp from the Veracel mill. This agreement came into force in May 2005, and will be in effect for as long as the Veracel Shareholders’ Agreement is effective.

A summary of guarantees issued to other companies of the Votorantim Group is as follows:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

Primary			Outstanding guarantee amount
Obligor	Obligations	Beneficiary	2009	2008

VOTO III	US$300 notes issuance	Noteholders and the trustee	45	45
VOTO IV	US$400 notes issuance	Noteholders and the trustee	200	200

18                                 Segment Information

(a)                                Segment information

The following information about segments is based upon information used by our senior management to assess the performance of our operating segments and decide on the allocation of resources. This approach is required by ASC Topic 280, “Segment reporting”, and has been applied for all periods presented. Our paper and pulp operations are based solely in Brazil. Intersegment revenues are accounted for at amounts which approximate those that would be obtained in a sale to third parties.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance information generated from the statutory accounting records, except for the effects of our former affiliates, Ripasa and Ahlstrom VCP through August 2008 which are proportionally consolidated in our Brazilian GAAP financial statements but are not included in information used by our senior management to assess the performance of our segments. The local currency information related to statement of operations data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

	2009	2008	2007

Net operating revenue - Brazilian GAAP
Pulp	2,394	771	653
Paper	581	602	691
Other (services)	26	—	—

	3,001	1,373	1,344

Reconciling item to US GAAP
Guaíba’s net operating revenue
Pulp	(147)	—	—

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

	2009	2008	2007

Paper	(48)	—	—
Other adjustments
Pulp	(1)	(2)	(2)
Paper	(5)	(5)	(9)

Total net operating revenue - US GAAP	2,800	1,366	1,333

Intersegment sales of pulp to paper segment	53	18	43

Net operating revenue before intersegment sales eliminations - US GAAP	2,853	1,384	1,376

Depreciation and depletion expense - Brazilian GAAP
Pulp	581	132	136
Paper	43	37	12

Reconciling items to US GAAP
Pulp	28	(8)	(4)
Paper	2	(1)	(1)

Depreciation and depletion expense - US GAAP	654	160	143

There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of operations. For segment reporting purposes we deferred start-up costs of new facilities and amortize them against operating profit over the subsequent ten years. We allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical reais amounts.

These differences are reconciled as follows:

	2009	2008	2007

Segment operating income - Brazilian GAAP
Pulp	69	145	143
Paper	17	65	103
Other (services)	26	—	—

Operating income under Brazilian GAAP	112	210	246

Reconciling items to US GAAP
Depreciation and amortization expense
Pulp	(286)	—	1
Paper	—	—	1

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

	2009	2008	2007

Other adjustments
Pulp	(1)	(2)	(4)
Paper	(5)	(8)	(13)
Gain on remeasurement of original investment in Aracruz, net	514	—	—
Guaíba write off	(52)	—	—
Veracel operating income	28	—	—
Other operating income adjustments	57	—	—
Gain on exchange of assets, net	—	—	955

Total pulp	(218)	143	142
Total paper	12	57	89
Total other (services)	26	—	—
Gain on remeasurement of original investment in Aracruz, net	514	—	—
Guaíba’s write off	(52)	—	—
Veracel’s operating income	28	—	—
Other operating income adjustments	57	—	—
Gain on exchange of assets, net	—	—	955

Operating income - US GAAP	367	200	1,186

Segment property, plant and equipment
Pulp	8,800	4,000	3,364
Paper	662	597	495

Total segment assets per Brazilian GAAP	9,462	4,597	3,859

Reconciling items to US GAAP
Pulp	(178)	(560)	50
Paper	(13)	(171)	7

Total pulp	8,622	3,440	3,414
Total paper	649	426	502

Property, plant and equipment - US GAAP	9,271	3,866	3,916

Capital expenditures per Brazilian GAAP
Pulp	741	634	420
Paper	56	55	51

Reconciling items to US GAAP
Capitalized interest — Pulp	6	3	6

Total pulp	747	637	426
Total paper	56	55	51

Capital expenditures - US GAAP	803	692	477

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(b)                                 Export sales by region

The sales by geographic area are determined based on the location of the customers.

	2009		2008		2007
	Paper	Pulp	Paper	Pulp	Paper	Pulp

Middle East and Asia	—	849	—	183	—	141
Europe	6	683	6	359	14	342
North America	19	517	11	57	20	52
South America, other than Brazil	17	21	26	1	54	1
Africa	—	—	—	2	—	—

	42	2,070	43	602	88	536

19                                 Shareholders’ Equity

(a)                                 Capital

At December 31, 2009, capital was represented by 467,934,646 common issued and outstanding shares without par value (529,624,961 authorized shares). The main changes in capital were described in Note 4(e).

At the May 30, 2009 Extraordinary General Meeting, 244,347,953 preferred shares issued by the Company were approved for conversion into common shares in the proportion of one preferred share for each 0.91 of common share. Consequently, the preferred share capital was reduced to zero against an increase in “Additional paid-in capital”, in the amount of US$ 2,355 and the difference between the preferred share amount and the fair value of the common share was recorded in “Unappropriated retained earnings”, in the total amount of US$ 88.

(b)                                 Dividends

Our by-laws require that we pay a dividend to our common (and previously to our preferred shareholders) of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. In accordance with Fibria’s dividend policy, Fibria is committed to pay dividends and/or interest attributable to capital based on 60% of its “free operating cash flow”. Free operating cash flow is expected to be an amount equal to net income, as adjusted by the sum of (a) non-cash items such as depreciation, amortization, unrealized foreign exchange gains (losses) and equity gain (loss) of affiliate, and (b) net financial income

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

(expense) and income and social contribution taxes effectively paid, and reduced by (c) the sum of changes in working capital required in the business and capital expenditures. The

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

computation is based upon Fibria’s financial statements prepared in accordance with Brazilian GAAP.

The devaluation of the reais impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under Brazilian GAAP will decrease or increase when measured in U.S. dollars as the reais depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the reais results in net foreign exchange losses which are included in the statement of operations determined under Brazilian GAAP and which reduces the amount of unappropriated earnings available for distribution. Brazilian law permits the payment of dividends only in reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian GAAP. At December 31, 2009, we had US$ 70 in “Appropriated retained earnings” available for the payment of dividends.

(c)                                 Appropriated retained earnings

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

(d)                                 Treasury shares acquisition and retirement

On June 10, 2008 Fibria repurchased 2,784,091 of its own preferred shares from CMT at an average price of US$ 33.49 per share (Note 4(a)). On July 14, 2008 Fibria retired these treasury shares reducing the corresponding balances of “Additional paid-in capital” and “Retained earnings”.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

20                                 Concentration of Credit Risk

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

21                                 Financial Income and Financial Expense

	2009	2008	2007

Financial income
Interest income on cash equivalents	382	68	27
Reversal of contingency provision	92	8	—
Present value adjustment	6	7	12
Interest income on construction trust fund (Note 4(b))	—	32	124
Gain on available for sale securities	—	—	42
Other (including taxes)	21	34	31

	501	149	236

Financial expenses
Interest and charges on real debt	(315)	(19)	(14)
Interest and charges on U.S. dollar debt	(202)	(67)	(65)
Indexation and interest charges on contingencies	(4)	(2)	(20)
CMT payment (Note 4(a)(i))	—	(88)	—
Tax on checking accounts - CPMF	—	—	(12)
Other	(128)	(51)	(34)

	(649)	(227)	(145)

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

22                                 Liabilities Associated with Unrecognized Tax Benefits

The Company records the financial statement effects of an income tax and social contribution tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position will be sustained. The benefit associated with previously unrecognized tax positions are generally recognized in the first period in which the more-likely-than-not threshold is met at the reporting date, the tax matter is ultimately settled through negotiation or litigation or when the related statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired. The recognition, derecognition and measurement of tax positions are based on management’s best judgment given the facts, circumstances and information available at the reporting date.

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

As of December 31, 2009, we have not recorded any amounts for uncertainty in income taxes.

Fibria Celulose S.A. and certain of its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally subject to audit for five years.

23                                 Retirement Benefits

(a)                                Defined contribution plan

In 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we match the employee’s contribution limited to 1.5% of the employee’s compensation. For

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

employees above that income level we match the employee’s contribution up to 6% of the

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

employee’s compensation. At our option we may also make additional contributions. Our contributions vest in varying percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service. Our contributions were US$ 3 in 2009, US$ 2 in 2008 and US$ 5 in 2007.

Aracruz joined ARUS - Fundação Aracruz de Seguridade Social, a private, not for profit, pension plan operating as a multi-sponsored fund. In September 1998, the existing benefits plan was replaced by another plan that adopts the defined contribution system for retirement (Arus Retirement Plan). The Company is a sponsor of Arus Retirement Plan. Aracruz’s contribution was US$ 3 in 2009. In the event of a withdrawal of the Arus Retirement Plan sponsor, the sponsor’s commitment computed according to Resolution No. 06/88 is totally covered by the plan assets.

(b)                                 Post-retirement benefits

The Company has an actuarial liability that relates to its proportion of the costs of Sepaco, a hospital facility it shares with co-sponsors. Although the not-for-profit hospital is funded by multiple-employers, it has no separate assets and its costs are apportioned among the sponsors based on usage. Contributions paid to the hospital in the year ended December 31, 2009, 2008 and 2007 amounted to, US$ 2, US$ 2 and US$ 3, respectively and the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 40 at December 31, 2009, US$ 26 at December 31, 2008 and US$ 23 at December 31, 2007.

Measurement of obligations for the post-retirement benefits plan is calculated as of December 31, 2009. Based on the report of our independent actuary, the accumulated post-retirement benefit obligation and accrued benefit cost (no plan assets) was US$ 40.

	2009	2008

Weighted-average assumptions
Discount rate	6.75%	7.75%
Health care cost trend on covered changes	3.0%	3.0%

Components of net periodic benefit cost for 2010 and 2009
Interest cost	3	3
Total net periodic benefit cost (benefit)	3	3

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2009 and 2008, and for the

Three Years Ended December 31, 2009

In millions of U.S. dollars, unless otherwise stated

It has been assumed, for measurement purposes, that health care cost trends for 2010 will not be considerably different from 2009. Our actuaries are unable to project the direction and pattern of changes in both the assumed and ultimate trend rates, nor can they estimate when the rates are expected to be achieved.

A one-percentage-point change in assumed health care cost trend rates would have had the following effects in 2009 and 2008 (all other assumptions have been held constant):

	One-percentage- point decrease
	2009	2008

Sensitivity of retiree welfare results
On total service and interest cost components	(0.3)	(0.3)
On post-retirement benefit obligation	(3.0)	(3.0)

*          *          *