Form 20-F
period 2010-12-31
Fibria Celulose S.A.
filed 2011-04-01
CIK 1110649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2010

Commission file number 1-15018

Fibria Celulose S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Alameda Santos, 1357, 6th floor 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

João Adalberto Elek Júnior Chief Financial Officer and Investor Relations Officer Phone: (55 11) 2138-4565 Fax: (55 11) 2138-4065 Email: ir@fibria.com.br
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

The number of outstanding shares of each class of stock of Fibria Celulose S.A. as of December 31, 2010:

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

INTRODUCTION

All references in this annual report to:

•                  “Fibria”, “we”, “our”, “us” and the “Company” are to Fibria Celulose S.A. (formerly Votorantim Celulose e Papel S.A.) and its consolidated subsidiaries (unless the context otherwise requires);

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

•                  “Aracruz site” are to the Barra do Riacho pulp mill previously owned by Aracruz;

•                  “Aracruz Acquisition” are to our acquisition of 100% equity interest in Aracruz as a result of (1) Fibria’s acquisition in the first half of 2009 of (a) Arapar S.A., or Arapar, and São Teófilo Representações e Participações S.A., or São Teófilo, whose sole assets consisted of 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz and (b) 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz from Messrs. Joseph Yacoub Safra and Moises Yacoub Safra, or the Safra Family, (2) the acquisition of 13,828,307 common shares of Aracruz, representing 3.04% of the outstanding common shares of Aracruz and 1.34% of the total share capital of Aracruz, in the mandatory tender offer launched by Fibria that took place on July 1, 2009, (3) the acquisition of 56,880,857 common share of Aracruz from BNDES on May 27, 2009, and (4) the Stock Swap Merger;

•                  “BNDES” are to the Brazilian National Bank for Social and Economic Development owned by the Brazilian federal government;

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

•                  “U.S.$”, “Dollars” or “U.S. Dollars” are to United States Dollars;

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

•                  “Central Bank” are to the Brazilian Central Bank, the monetary authority of Brazil;

•                  “VCP” are to Votorantim Celulose e Papel S.A. or Fibria before the merger of Aracruz;

•                  “Fibria Trading” are to Fibria Trading International Ltd (formerly known as Aracruz Trading International Ltd);

•                  “Fibria — MS” are to Fibria — MS Celulose Sul Matogrossence;

•                  “Portocel” are to a port facility in the State of Espirito Santo, which is operated by Portocel — Terminal Especializado de Barra do Riacho S.A., a joint venture between Fibria and Celulose Nipo-Brasileira S.A. — CENIBRA;

•                  “Commission” are to the Securities and Exchange Commission;

•                  “U.S. GAAP” are to generally accepted accounting principles in the United States;

•                  “IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB);

•                  “NYSE” are to the New York Stock Exchange; and

•                  “BM&FBOVESPA” are to Bolsa de Valores, Mercadorias e Futuros S.A., the Brazilian Stock Exchange.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared the consolidated financial statements included herein in accordance with International Financial Reporting Standards (IFRS) as promulgated by the International Accounting Standards Board (IASB). The consolidated balance sheets at December 31, 2010 and 2009 and January 1, 2009 and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2010 and 2009 prepared in accordance with the IFRS are presented in Brazilian Reais. The selected financial information at and for the years ended December 31, 2010 and 2009, are derived from our audited consolidated financial statements. The selected financial information should be read together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.  Aracruz has been consolidated since January 1, 2009.

The Brazilian Real is the functional currency of the Company and all its subsidiaries, and is also the currency used for the preparation and presentation of the consolidated financial statements. Our affiliates located outside Brazil had elected the U.S. dollar as their functional currency until December 31, 2008. Following our acquisition of the control and integration of the operations of Aracruz which previously reported using the U.S. dollar as its functional currency, the functional currency for its business was changed to Real.

We make statements in this annual report about our competitive position and market share in, and the market size of, the pulp and paper industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable.  We derive this third-party information principally from monthly reports published by Bracelpa — Associação Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), RISI (Resource Information Systems Inc.), PPPC (Pulp and Paper Product Council), and Hawkins Wright, all of them specialized consultants in the pulp market.  Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3D. Key Information — Risk Factors”, “Item 4. Information on Fibria — Business Overview” and “Item 5. Operating and Financial Review and Prospects.”  We have based these forward-looking statements largely on our current expectations about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things:

•                  our direction and future operation;

•                  the implementation of our principal operating strategies; including our potential participation in acquisition or joint venture transactions or other investment opportunities;

•                  general economic, political and business conditions, both in Brazil and in our principal export markets;

•                  industry trends and the general level of demand for, and change in the market prices of our products;

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

•                  other statements included in this annual report that are not historical; and

•                  other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed in “Item 3D. Key Information — Risk Factors.”

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

v

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.                                    Selected Financial Data

IFRS Summary Financial and Operating Data

The following table presents a summary of our selected financial and operating data at the dates and for each of the periods indicated. The following information should be read together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report, “Presentation of Financial and other data” and “Item 5. Operating and Financial Review and Prospects”.  Aracruz has been consolidated since January 1, 2009.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME	Year ended December 31, 2010	Year ended December 31, 2009
(in thousands of Reais, unless otherwise indicated)
Net revenues	6,283,387	5,292,972
Cost of sales	(4,694,659)	(4,555,729)
Gross profit	1,588,729	737,243
Operating income (expenses):
Selling, general and administrative and directors’ fees	(593,744)	(593,097)
Equity in losses of affiliates	(7,328)	(1,133)
Gain on remeasurement of 12.35% equity interest held prior to Aracruz Acquisition	—	1,378,924
Other operating income (expenses), net	(7,499)	230,092
	(608,571)	1,014,786
Income before financial income and expenses	980,157	1,752,029
Financial income	526,710	664,421
Financial expenses	(1,192,532)	(1,318,851)
Foreign exchange gain (loss) and realized and unrealized gain (loss) on swaps and trading securities, net	301,604	2,225,965
	(364,218)	1,571,535
Income from continuing operations before taxes on income	615,939	3,323,564
Current income tax (expense) benefit	59,627	(30,660)
Deferred income tax expense	(146,924)	(796,529)
Net income from continuing operations	528,642	2,496,375

Discontinued operations
Income from discontinued operations	112,897	141,053
Income tax expense, net	(38,385)	(47,958)
Net income from discontinued operations	74,512	93,095
Net income	603,154	2,589,470

Net income attributable to shareholders of the Company — continuing operations	524,134	1,836,130
Net income attributable to shareholders of the Company — discontinued operations	74,512	93,095
Net income attributable to non-controlling interest	4,508	660,245
Net income	603,154	2,589,470
Basic and diluted earnings per share or ADSs (in Brazilian Reais):(1)
Continuing operations	1.12	7.17
Discontinued operations	0.16	0.39
Weighted average number of shares outstanding (in thousands):	467,721	241,086
Dividends and interest attributable to capital per share (in Brazilian Reais:	0.30	0.26

CONSOLIDATED BALANCE SHEET

(in thousands of Reais)

	As at December 31, 2010	As at December 31, 2009	As at January 1, 2009
Assets
Current
Cash and cash equivalents	431,463	645,479	157,995
Marketable securities	1,640,935	3,251,903	728,178
Derivative instruments	80,502	5,122	—
Trade accounts receivable, net	1,138,176	1,167,151	438,174
Inventories	1,013,841	834,371	446,810
Recoverable taxes	282,423	231,294	217,168
Assets held for sale	1,196,149	—	—
Other receivables	115,165	254,222	93,129

	5,898,654	6,389,542	2,081,454

Non-current
Marketable securities	—	65,439	780
Derivative instruments	52,470	—	—
Related parties receivables	5,307	—	—
Deferred taxes	1,332,025	1,283,544	871,763
Recoverable taxes	590,967	372,509	171,359
Advances to suppliers	693,490	720,127	89,498
Other receivables	145,768	120,644	57,534
Investments	8,301	15,430	2,802
Biological assets	3,550,636	3,791,084	1,890,898
Property, plant and equipment	12,979,431	14,037,031	7,539,695
Intangible assets	4,906,443	5,443,354	631,875

	24,264,838	25,849,162	11,256,204

Total assets	30,163,492	32,238,704	13,337,658

	As at December 31, 2010	As at December 31, 2009	As at January 1, 2009
Liabilities and shareholders’ equity
Current
Loans and financing	623,684	1,790,256	5,020,858
Trade payables	424,488	384,282	191,842
Payroll, profit sharing and related charges	121,691	126,326	52,836
Taxes payables	63,436	39,400	24,504
Derivative instruments	—	—	235,574
Payable - Aracruz acquisition	1,440,676	2,430,289	—
Liabilities related to the assets held for sale	95,926	—	—
Dividends payables	266,300	—	—
Other payables	156,135	53,664	78,458

	3,192,336	4,821,217	5,604,072

	As at December 31, 2010	As at December 31, 2009	As at January 1, 2009
Non-current
Loans and financing	9,957,773	9,511,141	1,051,383
Derivative instruments	—	—	14,591
Taxes payables	75,365	72,631	8,532
Deferred taxes	1,222,360	975,420	298,145
Provision for contingencies	155,028	340,934	129,694
Payable - Aracruz acquisition	—	1,253,890	—
Other payables	155,784	188,052	46,853

	11,566,310	12,342,068	1,549,198

Shareholders’ equity
Capital	8,379,397	8,379,397	3,052,211
Capital reserve	2,688	2,688	2,688
Treasury shares	(10,346)	(756)	—
Statutory reserves	5,381,771	5,046,067	3,116,294
Other reserves	1,627,903	1,629,098	12,073

Equity attributable to shareholders of the Company	15,381,413	15,056,494	6,183,266
Equity attributable to non-controlling interest	23,433	18,925	1,122

	15,404,846	15,075,419	6,184,388

Total liabilities and shareholders’ equity	30,163,492	32,238,704	13,337,658

OTHER FINANCIAL DATA

(in thousands of Reais, unless otherwise indicated)	Year ended December 31, 2010	Year ended December 31, 2009

Gross margin	25.3%	13.9%
Operating margin(2)	15.6%	33.1%
Capital expenditures	1,066,129	1,670,676
Depreciation, amortization and depletion	1,763,593	1,330,266
Cash flow provided by (used in):
Operating activities	1,696,086	789,791
Investing activities	(1,818,251)	(3,410,300)
Financing activities	(60,561)	3,232,052

OPERATIONAL DATA

	As at and for the year ended December 31, 2010	As at and for the year ended December 31, 2009	As at and for the year ended December 31, 2008

Number of employees (3)	5,028	4,816	3,010
Nominal production capacity (thousand metric tons)	5,440	5,785	1,840
Pulp	5,250	5,400	1,425
Paper	190	385	415
Sales volumes (thousand metric tons):	5,030	5,254	1,591
Domestic market:	537	548	635
Market pulp	424	382	289
Paper (4)	113	166	346
Printing and writing and Coated (4)	52	106	219
Other specialty papers (4)	61	60	127
International market:	4,493	4,706	956
Market pulp	4,485	4,704	911
Paper	8	2	45

(1)	Based on the weighted average number of shares outstanding for each year.

(2)

The 2009 percentage includes the non-recurring gain of R$1,379 million related to the remeasurement of our 12.35% equity interest held prior to the Aracruz Acquisition. See “Item 4. Information on Fibria — History and Development of Fibria”.

(3)	The increase in the number of employees in 2009 reflects the Aracruz Acquisition. See “Item 4. Information on Fibria — History and Development of Fibria”.

(4)	The decrease in the paper sales volume reflects the sale of Conpacel which was considered as discontinued operations for the years 2009 and 2010.

Exchange Rates

The Brazilian foreign exchange system is floating and allows the purchase and sale of foreign currency and the international transfer of Reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures is also allowed. On March 24, 2010, the Brazilian National Monetary Council or CMN approved Resolution No. 3,844, adopting a series of measures to consolidate and simplify the Brazilian foreign exchange regulations.  These changes are expected to reduce the effective cost of foreign exchange transactions and the related administrative expenses for both the public and private sectors as well as to provide more legal certainty to the parties to such transactions.

As of the date of this annual report, all financial transfers from Brazil to other countries and from abroad to Brazil, either in Brazilian currency or in any foreign currency, related to foreign capital flows governed by CMN Resolution No. 3,844, will have to follow the general rules applicable to the Brazilian foreign exchange market, such as complying with all laws, be supported by proper documentation and have a reasonable economic justification.

Since 1999, the Central Bank has allowed the U.S. Dollar-real exchange rate to float freely, and, since then, the U.S. dollar-Real exchange rate has fluctuated considerably. Until early 2003, the value of the Real declined relative to the U.S. dollar. The Real appreciated against the U.S. dollar from 2004 to 2007, going from R$ 2,6544 on December 31, 2003 to R$ 1,7713 on December 31, 2007. In 2008, as a result of the global financial and economic crisis, the Real depreciated 24.2% against the U.S. dollar. In 2009, the Real appreciated by 34.2% against the U.S. Dollar as a result of a more stable market environment.  In 2010, the Real appreciated by 4.5% against the U.S. dollar, primarily as a result of an increase in foreign portfolio and direct investments in Brazil.

The Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the Real float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The Real may depreciate or appreciate against the U.S. dollar substantially.

The following table sets forth the period end, average, high and low Foreign Exchange Market selling rates published by the Central Bank on its electronic information system (Sistema de Informações do Banco Central — SISBACEN), under transaction code PTAX 800 (Consultas de Câmbio), or Exchanged Rate Enquiry, Option 5, Venda (Cotações para Contabilidade), or Rates for Accounting Purposes expressed in Reais per U.S. dollar for the periods and dates indicated.

	Exchange Rate of Reais per U.S.$ 1.00
Year Ended December 31	Low	High	Average(1)	Period-end

2006	2.0586	2.3711	2.1770	2.1380
2007	1.7325	2.1556	1.9483	1.7713
2008	1.5593	2.5004	1.8374	2.3370
2009	1.7024	2.4218	1.9935	1.7412
2010	1.6554	1.8811	1.7593	1.6662

Month Ended	Low	High	Average(1)	Period-end

October 31, 2010	1.6554	1.7112	1.6835	1.7014
November 30, 2010	1.6801	1.7336	1.7133	1.7161
December 31, 2010	1.6662	1.7117	1.6934	1.6662
January 31, 2011	1.6510	1.6912	1.6749	1.6734
February 28, 2011	1.6612	1.6776	1.6680	1.6612
March, 2011(through March 30)	1.6360	1.6757	1.6601	1.6360

Source:  Brazilian Central Bank.

(1)          Represents the daily average exchange rate during each of the relevant periods.

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad.  We cannot assure you that such measures will not be taken by the Brazilian government in the future.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

We are subject to various risks resulting from changing competitive, economic, political and social conditions that could harm our business, results of operations or financial condition.  The risks described below, although being not the only ones we face, are the most important ones.

Risks Relating to Fibria and the Pulp and Paper Industry

The market prices for our pulp products are cyclical.

The prices we are able to obtain for our products depend on prevailing world prices for market pulp.  World pulp prices have historically been cyclical and subject to significant fluctuations over short periods of time depending on a number of factors, including:

•      global demand for pulp products;

•      global pulp production capacity and inventories;

•      strategies adopted by major pulp producers; and

•      availability of substitutes for our pulp products.

All of these factors are beyond our control.

Over the last three years, BEKP average list prices in North America, Europe and Asia have fluctuated from U.S.$811, U.S.$789 and U.S.$686 per ton, respectively, in 2008 to U.S.$621, U.S.$571 and U.S.$517 per ton, respectively, in 2009 and to U.S.$880, U.S.$848 and U.S.$788 per ton, respectively, in 2010.  Price fluctuations occur not only from year to year but also within a given year as a result of global and regional economic conditions, capacity constraints, mill openings and closures, supply of and demand for both raw materials and finished products, among other factors.  For example, in 2008, the combination of a favorable pulp market showing robust demand through August, particularly in China and Europe, supply reductions caused by the low level of world inventories, high-cost capacity closures and few capacity additions, environmental issues and wood shortages contributed to multiple price increases of U.S.$20-40 per ton in each region.  During the remaining four-month period of 2008, prices declined significantly due to lower demand caused by the onset of the global financial crisis. In 2009, the global economic slowdown continued to directly affect pulp prices globally with the Asian market registering the most significant decline in prices, falling to U.S.$450 per ton as of March 31, 2009, and recovering to U.S.$660 per ton as of December 31, 2009.  Through 2010, the global economy continued its recovery and provided improved conditions for the pulp and paper markets.

Discounts from list prices are frequently granted by sellers to significant purchasers.  Although we have long-term relationships with many of our customers, no assurance can be given that the prices for pulp will stabilize or not decline further in the future, or that demand for our products will not decline in the future.  As a result, no assurance can be given that we will be able to operate our production facilities in a profitable manner in the future.  A significant decline in the price of one or more of our products could have a material adverse effect on our net operating revenues, operating income and net income.

A slowdown in demand in China may adversely affect our exports.

China is an increasingly important market for us.  Our sales and exports to China represented approximately 14% of our total pulp sales volume and 16% of our pulp exports during the year ended December 31, 2010. A decline in demand by China for our products could adversely affect our exports and, therefore, our results of operations and financial condition.

A slowdown due to the deterioration of global economic conditions may adversely affect demand and price for our pulp products.

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

We have a significant level of indebtedness.  In 2009, we increased our borrowings to finance the Aracruz Acquisition and to refinance, and in certain instances prepay, indebtedness incurred by Aracruz as a result of significant losses suffered in 2008 in connection with certain derivative financial instruments.  As of December 31, 2010, our total consolidated indebtedness (including amounts payable to Aracruz’s shareholders in connection with the Aracruz Acquisition) amounted to R$12,022 million, of which 82.8% represented long-term indebtedness.

Part of our debt strategy over the next few years includes our intention to use a substantial portion of our consolidated cash flow (including the synergies resulting from the Aracruz Acquisition, the proceeds from the sale of the Guaíba Unit in December 2009 and the sale of our interest in Conpacel and KSR in 2011) to pay principal and interest with respect to this indebtedness.  We are also attempting to improve our debt profile in order to reduce our cost of debt and extend the average maturity of our outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities.  If we are unable to refinance those portions of our indebtedness coming due during the next 12 to 24 months, this may adversely affect our results of operations, cash flows and financial condition.

The level of our indebtedness could have important consequences to the holders of our ADSs, including the following:

•                  the debt service requirements of our other indebtedness could make it more difficult for us to make payments of dividends and other distributions to our shareholders, including the holders of our ADSs;

•                  our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes could be limited;

•                  a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness and may not be available for other purposes;

•                  our level of indebtedness could limit our flexibility in planning for, or reacting to changes in, our business; and

•                  our level of indebtedness could make us more vulnerable in the event of a downturn in our business.

Our exports expose us to political and economic risks in foreign countries.

Our sales outside Brazil, primarily to the European Union, North America and Asia, accounted for 85.8% and 83.3% of our total consolidated net revenues during the years ended December 31, 2010 and 2009, respectively.  Our exports expose us to risks not faced by companies operating solely in Brazil or any other single country.  For example, our exports may be affected by import restrictions and tariffs, other trade protection measures and import or export licensing requirements.

Our future financial performance will depend significantly on economic, political and social conditions in our principal export markets (the European Union, Asia and the United States).  Other risks associated with our international activities include:

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

•                  adverse consequences from changes in tax laws; and

•                  logistics costs, disruptions in shipping or reduced availability of freight transportation.

While we attempt to manage certain of these risks through the use of risk management programs, it cannot and does not fully eliminate these risks.  An occurrence of any of these events may negatively impact our ability to transact business in certain existing or developing markets and have a material adverse effect on our business.

Price volatility of the Real and certain other currencies relative to the U.S. Dollar could adversely affect our results of operations, cash flows and financial condition.

We are affected by fluctuations in the Real and certain other currencies relative to the U.S. Dollar. Although a substantial portion of our revenues and debt is denominated in U.S. Dollars, changes in exchange rates may result in losses or gains on our net U.S. Dollar-denominated indebtedness and accounts payable. Changes in exchange rates resulted in (1) a net foreign exchange gain of R$302 million in 2010 and (2) a net foreign exchange gain of R$ 2,226 million in 2009.  In addition, the price volatility of the Brazilian Real (and certain other currencies) against the U.S. Dollar affects our results because most of our costs of goods are denominated in Real, while a substantial portion of our revenues are U.S. Dollar-denominated (or otherwise linked to the U.S. Dollar). In addition, a key factor in determining prices of market pulp and paper products in the global market is fluctuations in currency exchange rates. Currency fluctuations are expected to continue to affect our financial income, expense and cash flow generation.

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

We regularly enter into currency hedging transactions in accordance with our market risk management policy. We are exposed to potential changes in the value of our derivative instruments primarily caused by fluctuations in currency exchange rates and interest rates. These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism. For example, in 2008, we suffered losses due to the sudden depreciation of the Real against the U.S. Dollar in the second half of 2008, which followed an extended period of appreciation of the Real against the U.S. Dollar.  Prior to being acquired by us, Aracruz, suffered significant losses in 2008 from derivative transactions in a total amount of U.S.$2.13 billion due to the depreciation of the Real in the latter half of 2008 and its short position with respect to the U.S. Dollar against the Real. In addition, because we account for our derivative instruments using the mark-to-market accounting method, in accordance with IFRS, the mark-to-market value of such instruments may increase or decrease prior to their settlement date.  As a result we may incur unrealized losses due to these market risks factors.

We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds.

We are subject to stringent federal, state and local environmental laws and regulations in Brazil governing air emissions, effluent discharges, solid wastes, odor and reforestation. Therefore we require permits from governmental agencies for certain of our operations.  Changes in these laws and regulations and/or changes in the policies and procedures used to enforce existing laws and regulations could adversely affect us.  If we violate or fail to comply with these laws, regulations and permits, we could be fined or otherwise sanctioned by regulators or our permits could be revoked, and our ability to operate could be suspended or otherwise adversely affected.  In addition, noncompliance with these laws, regulations and permits could result in criminal sanctions for us and for our employees.  We could also be responsible for related environmental remediation costs, which could be substantial.

Brazilian environmental requirements and regulations applicable to forests are complex and may vary between federal, state and local regulations.  Requirements and restrictions vary among governmental entities.  These restrictions are a consequence of pressure from social movements and organizations opposed to “green deserts” which include, among others, sugar cane plantations for ethanol production and eucalyptus forests.

It is possible that governmental agencies or other authorities will pass new laws or impose additional laws and regulations that are more stringent than the ones currently in force.  They may also seek a more stringent interpretation of existing laws and regulations which would require us to spend additional funds on environmental compliance or limit our ability to operate as we currently do.  In addition, these actions could increase the costs associated with renewing existing permits or applying for new ones.  There can be no assurance that these additional funds or costs will not be material or that existing permits will be renewed.

In addition, environmental laws and regulations in certain countries may be more stringent than the ones we are subject to in Brazil, which may lead to such countries imposing trade related sanctions against Brazil or our industry.  Furthermore, our limited ability to comply with more stringent foreign environmental laws and regulations may prevent us from seeking lower financing cost from foreign governmental related or multilateral development organizations, which may condition future financing on our compliance with more stringent environmental laws and regulations.

Actions by federal or state legislatures or public enforcement authorities may adversely affect our operations.

In the past, the State of Espírito Santo, where our Aracruz mill is located, has enacted laws to restrict the planting of eucalyptus forests for purposes of pulp production.  Although injunctive relief against those state laws has been obtained, and new state legislation has revoked them, there can be no assurance that similar laws will not be enacted in the future which would impose limitations or restrictions on planting eucalyptus in the region where we operate.

In the second quarter of 2007, a number of non-governmental organizations and the Federal Public Prosecution Office of the State of Rio Grande do Sul brought two Civil Public Suits (Ações Civis Públicas) questioning the validity of the procedures adopted by the State Foundation for Environmental Protection (Fundação Estadual de Proteção Ambiental), or FEPAM, the Rio Grande do Sul state agency for environmental protection, in issuing environmental licenses for eucalyptus plantations in that State.  A provisional measure was initially granted, to determine that FEPAM cease to issue environmental licenses for eucalyptus plantations.  The responsibility for the issuance of such licenses was transferred to the Brazilian Environmental and Natural Resources Institute (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or IBAMA, the Brazilian environmental institute.  The provisional measure was suspended by the Federal Court of the Fourth Region at the request of the Government of the State of Rio Grande do Sul.  We believe that such suspension will be confirmed by the court’s definitive decision on the merits.  However, there can be no assurance that such definitive decision will be favorable to us or that similar suits will not be brought in the future that would impose a limitation or restriction on plantation of eucalyptus or that would affect our licenses or permits.

We may be materially adversely affected if operations at the transportation, storage, distribution and port facilities we own or utilize were to experience significant interruptions.

Our operations are dependent upon the uninterrupted operation of transportation, storage, distribution and port facilities that we own or utilize. Operations at these facilities could be partially or completely shut down, temporarily or permanently, as a result of any number of circumstances that are not under our control, such as:

•                  catastrophic events;

•                  strikes or other labor difficulties;

•                  other disruptions in means of transportation; and

•                  suspension or termination of concessions granted to us or to our commercial partners or independent contractors relating to the right to provide a specific service.

Any significant interruption at these facilities or inability to transport products to or from these facilities (including through exports) or to or from our customers for any reason may materially adversely affect us.

Our insurance coverage may be insufficient to cover our losses.

Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our facilities caused by fire, general third-party liability for accidents and operational risks, and international and domestic transportation. We do not maintain insurance coverage against any risks related to our forests.  The occurrence of losses or other damages not covered by insurance or that exceed our insurance limits could result in unexpected additional costs.  “See Item 4. Information on Fibria — Business Overview — Insurance.”

We face significant competition in some of our lines of business, which may adversely affect our market share and profitability.

The pulp industry is highly competitive.  In the international pulp market, certain of our competitors may have greater financial strength and access to cheaper sources of capital, and consequently have the ability to support strategic expenditures directed to increase their market share.  Our market share may be adversely affected if we are unable to successfully continue to expand our production capacity at the same pace as our competitors.

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

In addition, downward pressure on the prices of pulp by our competitors may affect our profitability.

Delays in the expansion of our facilities or in building new facilities may affect our costs and results of operations.

As part of our strategy to increase our international market share and improve our competitiveness through greater economies of scale, we may expand our existing production facilities or build one or more production facilities.  The expansion or construction of a production facility involves various risks.  These risks include engineering, construction, regulatory and other significant challenges that may delay or prevent the successful operation of the project or significantly increase our costs.  Our ability to complete successfully any expansion or new construction project on time is also subject to financing and other risks.

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

In 2006 and 2007, the risk rating agencies, Fitch Ratings Inc., or Fitch, Moody’s Investor Service, Inc., or Moody’s, and Standard & Poor’s Ratings Group, or S&P, assigned an investment-grade rating to our foreign currency debt under foreign law, thus reducing our average cost of capital. However, in late 2008 and early 2009 Fitch, Moody’s and S&P reduced our rating to BB+/Negative, Ba1/Negative and BB/Negative, respectively. On October 13, 2009, Fitch further reduced our rating to BB/Stable. In December 2010, after the announcement of the sale of our interest in Conpacel and KSR (See Item 4. Information on Fibria — History and Development of Fibria) our rating outlook was changed from Stable to Positive by both Fitch and Moody’s.  More recently, in March 2011, after the conclusion of the sales of Conpacel and KSR, Fitch raised our rating to BB+/Stable. Therefore, the ratings currently assigned to our foreign currency debt under foreign law are BB+/Stable by Fitch, Bal/Positive by Moody’s and BB/Positive by S&P.  If our ratings were to be downgraded by the rating agencies due to any external factor, our own operating performance and/or increased debt levels, our cost of capital would likely increase. Any downgrade could also negatively affect our operating and financial results and the availability of future financing.

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

We are party to several financing agreements that require us to maintain certain financial ratios or to comply with other specific covenants. These financial ratios and covenants, some of which are subject to certain important exceptions, include:

•                  limitations on incurrence of additional indebtedness;

•                  limitations on issuing guarantees;

•                  limitations on issuing or selling share capital of relevant subsidiaries;

•                  limitations on making certain restricted payments;

•                  limitations on entering into certain transactions with affiliates;

•                  limitations as to mergers or consolidations with any other person or selling or otherwise disposing of all or substantially all of our assets;

•                  the maintenance of maximum net debt to adjusted EBITDA ratios;

•                  the maintenance of maximum total debt to total capitalization ratios; and

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

These lawsuits include a securities class action lawsuit filed in November 2008 against Aracruz and certain of its officers and directors in a U.S. federal court purportedly on behalf of persons who purchased Aracruz’s shares and American Depositary Receipts, or ADRs, between April 7 and October 2, 2008, which lawsuit we, as successor by merger to Aracruz, are defending.  The complaint asserts claims for alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act, alleging that Aracruz misrepresented or failed to disclose information in connection with, and losses arising from, certain derivative transactions into which it had entered.  The plaintiffs are seeking unspecified compensatory damages and expense reimbursement.

One tax assessment in the amount of R$1,170 million (see Note 21(iii) to our consolidated financial statements) was issued by the Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB), against our Company, with respect to corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL, on the income resulting from an equity adjustment for investment in foreign controlled companies during the period from 2002 to 2006.  Although we consider the expectation of loss under this assessment to be remote and have recorded no provision with respect thereto, an adverse outcome in this proceeding could have a material adverse effect on our results of operations, cash flows and financial condition.

We rely on third parties for some of our technology.

We rely on third parties for the technology that we use to make some of our value-added paper products.  For example, Oji Paper Co., Ltd. of Japan, or Oji Paper, has granted us the right to use its technology to manufacture and sell certain thermal papers in Brazil and to sell these products in some other countries.  If a third-party licensor of technology that we use were to refuse to continue licensing its technology to us, such refusal could result in a material adverse effect on us.

We may be adversely affected by price volatility of energy inputs.

The effectiveness of our energy matrix planning, composed of electric energy, natural gas and oil among others, can be placed at risk by the price volatility of these components, and, as a result, such price volatility could have a material adverse effect on our operational and financial results.

Competition for land for use as eucalyptus forests or for other crops, such as soy beans, sugar cane and other commodities, may affect our expansion.

Greater global demand for certain commodities, especially for grains and bio-fuel, may impact our forestry operations in two ways:

•                  greater competition for land could impact its price.  Grain and bio-fuel production generally are economically superior to forestry activities, and as a result, prospective increases in land values may inhibit expansion of new forests.

•                  for the same reason, we may face difficulties in convincing third-party partners to begin or to expand eucalyptus production for use in the pulp industry.

We conduct certain of our operations through joint ventures that we do not solely control.

In October 2000, Aracruz acquired a 45% stake in Veracel, a joint venture that operates a pulp plant and forests in the south of the State of Bahia. In January 2003, Aracruz increased its equity interest in Veracel to 50%.  Stora Enso OYJ, or Stora Enso, owns the remaining 50% of the equity interests in Veracel.  We, as legal successor by the merger with Aracruz, and Stora Enso are party to a shareholders’ agreement with respect to Veracel, pursuant to which the parties have the right to nominate an equal number of board members.  Under this shareholders’ agreement, each shareholder may be required to make capital contributions and, if any of the parties fails to comply with any of its obligations regarding Veracel’s funding needs in connection with a pre-agreed investment and capital contribution plan, the other shareholder shall have the right to require the defaulting shareholder to transfer all of its equity interests in Veracel to the other shareholder at a discounted market value.

In view of our shared control of Veracel as described above, we may not unilaterally make major decisions with respect to this entity.  In addition, the existing contractual arrangement with respect to Veracel may constrain our ability to take actions that would be in our best interests, and may prevent us from refraining them from taking actions that would be adverse to our interests.

If we are unable to manage potential problems and risks related to acquisitions and alliances, our business and growth prospects may suffer.  Some of our competitors may be better positioned to acquire other pulp and paper businesses.

We may, as part of our business strategy, acquire other businesses in Brazil or elsewhere or enter into alliances.  Our management is unable to predict whether or when any prospective acquisitions or alliances will occur, or the likelihood of a material transaction being completed on favorable terms and conditions.  Our ability to continue to expand successfully through acquisitions or alliances depends on many factors, including our ability to identify acquisitions and negotiate, finance and close transactions.  Even if we complete future acquisitions, we could fail to successfully integrate the operations, services and products of any acquired company.  If we attempt to engage in future acquisitions, we would be subject to certain risks, including that:

•      we could fail to select the best partners or fail to effectively plan and manage any alliance strategy;

•      the acquisitions could increase our costs;

•      our management’s attention could be diverted from other business concerns; and

•      we could lose key employees of the acquired company.

Our failure to integrate new businesses or manage new alliances successfully could adversely affect our business and financial performance.  Furthermore, the global pulp and paper industry is undergoing consolidation, and many companies compete for acquisition and alliance opportunities in our industry.  Some of our competitors have greater financial and other resources than we do.  This may reduce the likelihood that we will be successful in completing acquisitions and alliances necessary for the expansion of our business.  In addition, any major acquisition we consider may be subject to regulatory approval.  We may not be successful in obtaining required regulatory approvals on a timely basis or at all.

The loss of certain of our customers could cause a significant impact on our results of operations, cash flows and financial condition.

During 2010, our twenty largest customers accounted for approximately 81% of our pulp sales volume. If we were unable to replace the sales volumes represented by any of these important customers, the loss of any of these customers could have a material adverse effect on our results of operations, cash flows and financial condition.

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

Social movements and the possibility of expropriation may affect the normal use of, damage, or deprive us of the use of or fair value of, our properties.

Several activist groups in Brazil advocate land reform and property redistribution by invading and occupying rural areas.  Although we have initiated discussions with the Landless Workers’ Movement (or MST), the Federal Land Reform Agency (INCRA) and the government of the State of Bahia, and we have agreed to design and implement an agroforestry production and settlement model project in 2011, benefiting approximately 800 families in areas occupied by MST, we cannot assure that our properties will not be subject to invasion or occupation by these groups.  A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares.

In addition, our land may be subject to expropriation by the Brazilian government.  Under Brazilian law, the federal government may expropriate land that is not in compliance with mandated local “social functions,” including rational and adequate exploitation of land, adequate use of available natural resources, preservation of the environment, compliance with labor laws, etc.  If the Brazilian government expropriates any of our properties, our results of operations may be adversely affected to the extent that the government’s compensation proves inadequate.  Moreover, we may be forced to accept public debt bonds, which have limited liquidity, instead of cash as compensation for expropriated land.

Our controlling shareholders have the power to control the Company regulated by a Shareholders’ Agreement.

We are jointly controlled by VID and BNDESPar. Our controlling shareholders have the power to control us and all of our subsidiaries, including the power to:

•                  indicate our directors; and

•                  determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

VID and BNDESPar have entered into a shareholders’ agreement under which the approval of certain matters will depend on the affirmative vote of BNDESPar.  See “Item 10C. Material Contracts — Shareholders’ Agreement of Fibria”.

In addition, BNDES was the creditor with respect to approximately 14.6% of our consolidated indebtedness as of December 31, 2010 and we expect to continue to obtain loans from BNDES.  As one of our significant shareholders and the subsidiary of one of our important creditors, BNDESPar may exercise a significant influence over our business and corporate decisions, and its actions may be influenced by the policies of the Brazilian federal government, which may conflict with the interest of our shareholders and holders of our ADSs.

We currently engage in, and expect in the future to engage in, commercial and financial transactions, from time to time, with our controlling shareholders or their affiliates. Commercial and financial transactions between our affiliates and us create the potential for, or could result in, conflicts of interests. For a discussion of certain related party transactions, see “Item 7B. Major Shareholders and Related Party Transactions — Related Party Transactions.”

An impairment of goodwill or other intangible assets would adversely affect our financial condition and results of operations.

As a result of the Aracruz Acquisition, we have recognized R$4,231 million of goodwill and have recorded several intangible assets from the Aracruz business (including database, patents, chemical supplier and other supplier relationships) with a fair value of R$779 million at the acquisition date (R$613 million as of December 31, 2010).  Under IFRS, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually or more often if an event or circumstance indicates that an impairment loss may have been incurred.  Other intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment.  In particular, if the combination of our and Aracruz’s operations meets with unexpected difficulties, or if our business does not develop as expected, impairment charges may be incurred in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

As of December 31, 2010, we assessed the recovery of the net book value of goodwill based on the Company’s value in use, using the discounted cash flow model for each Cash-Generating units or CGU. The process of estimating the value in use involves assumptions, judgments and estimates of future cash flows and represents our best estimate. The recoverability test did not result in the need to recognize any impairment of goodwill. See Note 18 to our consolidated financial statements.

The increasing political turmoil in the Middle East and a hike in international oil prices may adversely affect us.

The recent political turmoil in the Middle East and its impact on international oil prices may adversely affect us, but to a limited extent.  We have limited exposure to customers located in the Middle East region, but we do not expect any significant impact on our revenues as a result of the political uncertainty in the region. On the other hand, an increase in oil prices may have a mixed impact on our results. An increase in commodity inflation generated by oil prices can affect all other commodities and consequently may lead to an increase in pulp prices. On the other hand, the price of some raw materials that we use in our production could also be affected (namely sulphuric acid, fertilizers and lime). The cost impact on energy supply such as fuel oil and natural gas will still depend on government pricing policies, since this is a state regulated sector in Brazil.

Various other risks could have a material adverse effect on our operational and financial results.

Our operations are subject to various other risks affecting our forests and manufacturing processes, including fire, drought, disease, climate changes, strikes, port closings, shipping costs, electrical failures and factory explosions, any of which could have a material adverse effect on our operational and financial results.

Risks Relating to Brazil

Brazilian economic and political conditions and perceptions of these conditions in the international market have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our results of operations and financial condition.

Our operations are conducted in Brazil, and although our pulp is mainly sold to international customers, we sell much of our paper products to customers in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Brazil’s gross domestic product, or GDP, in real terms, grew by 5.1% in 2008, decreased 0.2% in 2009 and grew 7.5% in 2010 according to Instituto Brasileiro de Geografia e Estatística — IBGE.  We cannot assure that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of pulp and paper. As a result, these developments could impair our business strategies, results of operations or financial condition. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes material changes in policies and regulations.  Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

•                  currency fluctuations;

•                  inflation;

•                  interest rates;

•                  energy policy;

•                  liquidity of domestic capital and lending markets;

•                  availability of experienced labor;

•                  policies impacting Brazil’s logistical infrastructure;

•                  tax policy; and

•                  other political, diplomatic, social and economic developments in or affecting Brazil.

Historically, Brazil’s political scenario has influenced the performance of the Brazilian economy and political crisis have affected the confidence of investors and the general public, which resulted in economic slowdown and heightened volatility in the securities issued abroad by Brazilian companies.  Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control could have a material adverse effect on us.

Inflation and the Brazilian government’s measures to combat inflation, may contribute significantly to economic uncertainty in Brazil, and may have adverse effects on our business and results of operations.

Brazil has historically experienced high rates of inflation.  Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995.  Inflation rates were 5.9% in 2008, 4.2% in 2009 and 5.9% in 2010, according to the Brazilian National Consumer Inflation Index (Índice Nacional de Preços ao Consumidor Amplo) or IPCA.  Our cash costs and operating expenses are substantially denominated in Reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the currency.  If the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. dollar, then, as expressed in U.S. dollars, our operating expenses may increase.  In addition, high inflation generally leads to higher domestic interest rates and, as a result, our costs of real-denominated debt may increase.

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

In January 2011, consumer prices in Brazil rose at their fastest rate since 2005, driven by higher food prices and transportation costs.  Inflation increased by 0.83% in January according to IPCA.  Higher inflation may result in a decision by the Central Bank to further increase interest rates to control inflation.  See “Item 5. Operating and Financial Review and Prospects Overview — Brazilian Economic Environment.”

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our shares and ADSs.

Our production costs and operating expenses are substantially denominated in Brazilian Real and most of the revenue and some assets are denominated in U.S. Dollar. The cash equivalent is held mostly in Brazilian Real and the borrowing is mostly in U.S. Dollar, to match our revenue currency to the debts’. For those reasons, the exchange rate instability may adversely affect our financial conditions and results. It also affects the distribution of dividends to our shareholders, including the holders of our ADSs and the market price of our shares and ADSs.

The Brazilian Real appreciated 13.4%, 9.5% and 20.7% against the U.S. Dollar in 2005, 2006 and 2007.  In 2008, the Real showed a depreciation of 24.2% against the U.S. dollar as a result of the global financial and economic crisis. In 2009, as a result of a more stable market environment, the Real appreciated by 34.2% against the U.S. dollar.  In 2010, the Real appreciated by 4.5% against the U.S. dollar, primarily as a result of an increase in foreign portfolio and direct investments in Brazil.  The Brazilian Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate. In order to smooth further Real appreciations, besides the spot buying, on October 4, 2010 the Government increased the IOF tax from 2% to 4% and on October 10, 2010, to 6%. It also released a resolution imposing funds that change from equity to fixed income would be taxed again on 6%. On January 6, 2011, the Central Bank introduced a reserve requirement (RR) of 60% on short U.S.Dollar position in the spot market from financial institutions when certain limits are exceeded. On January 14, 2011, the Central Bank started reverse swap auctions combined with other interventions through derivatives.  See “Item 3. Key Information — Selected Financial Data — Exchange Rates.”

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business.

The Brazilian government frequently implements changes to tax regimes that may affect us and our customers. These include changes in prevailing tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes.

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

In the past, high interest rates have had negative effects on the Brazilian economy and could adversely affect our business.  Brazil’s base interest rate, as determined by the Central Bank, has been maintained at consistently high levels in the past years. The base interest rate is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government and traded in the Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia), or SELIC.  On December 31, 2008 and 2009, the SELIC rate was 13.75% p.a. and 8.75% p.a., respectively.  On December 31, 2010, the SELIC rate was 10.75% p.a. In January 2011, the Central Bank raised the SELIC rate by 0.5% to 11.25% p.a. and to 11.75% p.a. in March 2011.  See “Item 3D. Risk Factors — Inflation and the Brazilian government’s measures to combat inflation, may contribute significantly to economic uncertainty in Brazil, and may have adverse effects on our business and results of operations.”

Our financial expenses are affected by changes in interest rates, such as the London Interbank Offered Rate (LIBOR), the Brazilian Interbank Deposit Certificate (Certificado de Depósito Interbancário) or CDI and the Brazilian Long Term Interest Rate (Taxa de Juros de Longo Prazo) or TJLP.  The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors.  The CDI rate was 10.6% p.a., 9.0% p.a. and 13.8% p.a. as of December 31, 2010, 2009 and 2008, respectively.  The TJLP rate has not fluctuated much since January 2009, when it was at 6.25% p.a.  In June 2009, it decreased to 6.0% p.a. and is at this level since then. Due to the U.S. economic crisis, LIBOR rates have also fluctuated and have decreased in recent months in response to the Federal Reserve’s monetary policy.  A significant increase in interest rates, particularly the CDI, TJLP or LIBOR, would have a material adverse effect on our financial expenses and could negatively affect our overall financial performance.  On the other hand, a significant reduction in the CDI rate or LIBOR could adversely impact the financial revenues derived from our short-term money market investment activities.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Economic and market conditions in other countries, including in developing countries, may materially and adversely affect the Brazilian economy and, therefore, the market value of our ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other countries, including Latin American and developing countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other countries, including developing countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil.  It has also limited access to international capital markets, all of which may materially and adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. The volatility in market prices for Brazilian securities has increased from time to time, and investors’ perception of increased risk due to crises in other countries, including developing countries, may also lead to a reduction in the market price of our ADSs.

Risks Relating to Our Shares and ADSs

Exchange controls and restrictions on remittances abroad may adversely affect holders of our ADSs.

One may be adversely affected if the Brazilian government imposes restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and, as it has done in the past, on the conversion of the Real into foreign currencies.  These restrictions could hinder or prevent the conversion of dividends, distributions or the proceeds from any sale of shares or ADSs, as the case may be, into U.S. Dollars and the remittance of U.S. Dollars abroad.  We cannot assure that the government will not take this type of or similar measures in the future.  Holders of our ADSs could be adversely affected by delays in, or a refusal to grant, any required governmental approval for conversion of Real payments and remittances abroad in respect of the shares, including the shares underlying the ADSs.  In such a case, our ADS depositary will distribute Reais or hold the Reais it cannot convert for the account of the ADS holders who have not been paid.

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under and are subject to the laws of Brazil and most of our directors and executive officers and our independent registered public accounting firm resides or is based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, our ADS holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our ADSs.

Investments in securities, such as our common shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the common shares underlying the ADSs at a price and time at which holders wish to do so. The BM&FBOVESPA had a market capitalization of U.S.$1.546 trillion as of December 31, 2010, and an average monthly trading volume of approximately U.S.$3.693 billion in 2010. In comparison, the NYSE had a domestic market capitalization of U.S.$13.394 trillion (excluding funds and non-U.S. companies) as of December 31, 2010. A liquid and active market may never develop for our common shares or ADSs, and as a result, the ability of our ADS holders to sell at the desired price or time may be significantly hindered.

Holders of our ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

Holders of ADSs are not direct shareholders of our Company and are unable to enforce the rights of shareholders under our bylaws and Brazilian law. Our corporate affairs are governed by our by-laws and Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Under Brazilian law, the rights of a holder of our common shares to protect its interests with respect to actions by us, our directors or executive officers may be fewer and less well-defined than under the laws of other jurisdictions.

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

Holders of our ADSs may only exercise voting rights with respect to their underlying common shares in accordance with the provisions of the deposit agreement for our ADS program, or the Fibria Deposit Agreement. Under this Agreement, ADS holders may only vote by giving voting instructions to our Depositary. Because our Depositary appears on our share registries and not the ADS holders, such holders are unable to exercise their right to vote without the representation of our Depositary unless they surrender their ADSs for cancellation in exchange for our common shares. In addition, pursuant to the Fibria Deposit Agreement, our Depositary will only notify our ADS holders of an upcoming vote and arrange to mail proxy cards to those holders if we request our Depositary to do so. Pursuant to our by-laws, the first call for a shareholders’ meeting must be published at least 15 days in advance of the relevant meeting, and the second call must be published at least eight days in advance of the meeting, in the case of insufficient quorum to approve the matters included in the first meeting. As a result, there may not be enough time for ADS holders to surrender their ADSs and withdraw underlying common shares, or for them to receive a proxy card in time to ensure that they can provide our Depositary with voting instructions.  Our Depositary and its agents are not liable for failure to mail proxy cards in time for ADS holders to vote the common shares underlying their ADSs or to carry out voting instructions in the manner as instructed or at all. As a result, holders of ADSs may not be able to exercise the voting rights attached to the common shares underlying their ADSs.

An exchange of ADSs for shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits our Depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 2,689/00 of the CMN, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If holders of ADSs do not qualify under Resolution No. 2,689/00, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the certificate of registration of our Depositary, or any certificate of foreign capital registration obtained by holders of ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

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

ITEM 4.  INFORMATION ON FIBRIA

A.                                    History and Development of Fibria

We are incorporated under the laws of the Federative Republic of Brazil under the name Fibria Celulose S.A., as a publicly-held company with unlimited duration.  We have the legal status of a sociedade anônima de capital aberto, or a stock corporation, operating under the Brazilian corporate law. Our headquarters and principal executive offices are located at Alameda Santos, 1357, 6th floor, 01419 908, São Paulo, SP, Brazil (telephone: 55 11 2138-4565). Our website address is www.fibria.com.br. Investor information can be found on our website under the caption of “Investors”. Information contained on our website is, however, not incorporated by reference in, and should not be considered as part of this annual report.  Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, New York 10011.

Our operations began in 1988 when the Votorantim Group, one of the largest privately held group of companies in Latin America, acquired Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the State of São Paulo.  We began production in 1991 after expanding and modernizing our facilities.  In September 1992, the Votorantim Group purchased Indústrias de Papel Simão S.A., or Papel Simão, which was listed on the BM&FBOVESPA.  Celpav and Papel Simão subsequently merged and, in 1999, Papel Simão was renamed Votorantim Celulose e Papel S.A.  On November 5, 2009 we adopted the corporate name Fibria Celulose S.A. and on December 31, 2009, we and Aracruz were merged into Fibria (the surviving entity).  See “Item 4.  Information on Fibria — History and Development — The Aracruz Acquisition”.

On April 19, 2000, we completed a registered offering of 7,920,000 ADSs.  Each ADS represented 500 preferred shares, and the ADSs were listed on NYSE, under the symbol “VCP.”  Of the 7,920,000 ADSs being offered at that time, we sold 2,047,648 ADSs and certain of our shareholders sold the remaining 5,872,352 ADSs.  Concurrently, 440,000,000 preferred shares were sold in Brazil.

Because VCP changed its name to Fibria on November 5, 2009, with the Aracruz Acquisition, the last trading day of VCP shares on the NYSE under the ticker symbol VCP was November 17, 2009. From November 18, 2009 on, the ticker symbol has changed to “FBR”.

We have grown, expanded and streamlined our operations through the organic expansion of our pulp mills and paper production facilities, the disposition of assets and lines of business we deemed not a part of our core business, and selective acquisition of equity interests in other pulp and paper companies.

Acquisition of Interest in Ripasa

In 2005, we purchased through a 50% joint venture with Suzano Bahia Sul Papel e Celulose S.A., or Suzano, the common and preferred shares of Ripasa S.A. Celulose e Papel or Ripasa. On March 31, 2005, we finalized the acquisition, through a 50% joint venture, of 77.59% (our interest — 38.80%) indirect interest in the voting capital and 46.06% (our interest — 23.03%) indirect interest in the total capital of Ripasa, for U.S.$275 million.  In addition, a purchase option was executed for the option to purchase within six years common shares and preferred shares, totaling 22.41% of the voting stock and 13.45% of the total stock of Ripasa.  We acquired our stake in these additional shares for R$298 million.  At the time of this acquisition, Ripasa’s principal assets were the Americana pulp and paper mill and three other paper mills located in Embu, Cubatão and Limeira in the State of São Paulo.

In April 2006, Ripar, the joint venture between us and Suzano, was liquidated by dissolution and its only assets, the shares in Ripasa, were distributed equally to both us and Suzano.

In May 2006, the shareholders of Ripasa approved a corporate restructuring transaction in which the shareholders (other than us and Suzano) received shares of our Company, shares of Suzano and cash in exchange for their shares of Ripasa.  In this transaction we issued 12,532,009 preferred shares to the former Ripasa shareholders.  Following this transaction, we owned 50% of the share capital of Ripasa.

The Losango Project

In 2005, we announced the beginning of the environmental licensing process for the implementation of a bleached eucalyptus pulp mill to be built in the State of Rio Grande do Sul (named “The Losango project”).  If implemented, this unit would occupy an area of approximately 500 hectares, located in the region of Rio Grande-Pelotas-Arroio Grande with an overall nominal capacity of 1.5 million tons of pulp per year. We progressed with the environmental licensing and basic engineering and technical aspects of the project and continued to form the forestry base.  In 2008, however, we announced the postponement of this project in view of the uncertainty as to worldwide economic conditions.  As a result of the Aracruz Acquisition, we currently have a different portfolio of possible expansion projects, including two former Aracruz Units (Veracel II and a fourth production line at the Aracruz Unit) and the Três Lagoas Unit which started up in March 2009, all of them brownfield projects which we believe to be more attractive.  In view of that, we are currently considering alternatives for the Losango Project, including potential partnerships in the bio-energy and bio-fuels businesses or a full divestiture of the lands and forest.

Asset Exchange with International Paper

In February 2007, we transferred our Luiz Antonio pulp and paper mill and approximately 60,000 hectares of forest located in the State of São Paulo to International Paper Investments (Holland) B.V., a wholly owned subsidiary of International Paper, in exchange for the Três Lagoas pulp mill, which was then under construction, and approximately 100,000 hectares of surrounding forest. At the time that we received the Três Lagoas pulp mill, International Paper had fully funded the construction of this mill under a turn-key contract.

The Luiz Antonio mill had an annual production capacity of 100 kilotons of pulp and 355 kilotons of uncoated paper.  As part of this transaction, we agreed to purchase 100 kilotons of BEKP per year on competitive terms for our use in other facilities under a long-term supply agreement.

As part of this transaction, we granted International Paper the right to construct, at its cost, up to two paper machines adjacent to, and integrated with, the Três Lagoas pulp mill. International Paper exercised this option with respect to one of the paper mills and has constructed a paper mill with annual production capacity of 200 kilotons of printing and writing paper adjacent to the Três Lagoas pulp mill.  This paper mill commenced production in the first quarter of 2009.  In connection with the exercise of this option, International Paper has entered into a long-term supply agreement under which we will provide International Paper with pulp on competitive terms and utilities and other services at rates based on our actual operating costs.

If International Paper exercises its right to build the second paper mill adjacent to the Três Lagoas pulp mill:

•                  we will be obligated to transfer certain parcels of real property to International Paper upon which the paper machine and ancillary facilities will be constructed; and

•                  International Paper will enter into a long-term supply agreement under which we will provide International Paper with pulp on competitive terms and utilities and other services at rates based on our actual operating costs.

Disposition of Interest in Embu Paper Mill

In March 2007, we sold our 50% interest in the paper mill owned by Ripasa located in Embu to Suzano for R$41.1 million.  The Embu paper mill had an annual production capacity of 48 kilotons of cardboard.

Disposition of Mogi dasCruzes Paper Mill

In May 2007, we sold our specialty paper mill located in the city of Mogi das Cruzes in the State of São Paulo to the controlling shareholder of Comércio e Indústria Multiformas Ltda. for R$57 million.  The Mogi das Cruzes paper mill had an annual production capacity of 20 kilotons of industrial and specialty papers.

Joint-venture with Ahlstrom

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

In September 2008, pursuant to a series of options which were part of the agreement with Ahlstrom, we sold to Ahlstrom our remaining 40% equity interest in the joint-venture company for U.S.$42 million.  See “Item 4C Organizational Structure” and “Item 10C Additional Information — Material Contracts”.

The parties also signed a long-term agreement whereby Fibria will supply eucalyptus pulp, utilities and other services to Ahlstrom VCP at the Jacarei mill at competitive prices, in order to partly support an annual production capacity of approximately 105,000 tons per year of uncoated wood-free papers.

Sale of Interest in Cubatão and Limeira Paper Mills

In November 2007, we and Suzano sold our interests in the paper mills owned by Ripasa located in Cubatão and Limeira to MD Papéis for a total of R$122 million.  The Cubatão paper mill had a production capacity of approximately 61 kilotons per year of graphic, editorial and special printing and writing papers.  The Limeira paper mill had a production capacity of approximately 58 kilotons per year of cardboard.

Strategic Business Agreement (SBA) with Oji Paper:

In August 2007 we announced the execution of a long term SBA with Oji Paper.  The agreement allows us to further our offering of thermal paper technologies in Brazil and the region of Latin America, while allowing Oji Paper to expand its worldwide presence as a market leader in thermal technology.  Through the execution of the SBA, we are able to draw on the technologies of Oji Paper as well as its global subsidiaries including the technology of Kanzaki Specialty Papers, Inc (KSP), Kanzan Spezialpapiere GmbH (Kanzan) and Oji Paper Thailand Ltd. (OPT).  Going forward, we will be prepared to meet the growing demands of an expanding market by drawing on the technological process of Oji Paper globally.  The SBA agreement coupled with the completion in 2008 of our Piracicaba mill expansion permitted the continuation of enhanced quality products and improved value to our customers.  See “Item 10C. Additional Information — Material Contracts.”

Formation of Conpacel

In August 2008, Ripasa contributed its assets, other than the Americana pulp and paper mill, to Asapir Produção Florestal e Comércio Ltda., a newly formed company in which we and Suzano each owned 50% of the share capital.

In September 2008, Ripasa was transformed into Conpacel, a cost and production sharing unit, or consortium, in which we had an undivided 50% interest in the assets, liabilities and operations.

Start-up of Três Lagoas Pulp Mill

In March 2009, we started operating our Três Lagoas mill located in the State of Mato Grosso do Sul.  This mill successfully achieved its predicted capacity increasing our annual capacity by 1.3 million tons.

Disposition of Guaíba Unit

On October 7, 2009, we entered into a purchase and sale agreement with Empresas CMPC S.A. (CMPC) for the sale of (1) our pulp and paper mill located in the city of Guaíba, in the State of Rio Grande do Sul, (2) land totaling an area of approximately 212 thousand hectares of forestland associated with this mill (of which 32 thousand hectares were leased, under partnerships), (3) licenses and authorizations for a project to expand the pulp mill’s production capacity to approximately 1.75 million tons a year and (4) all of the share capital of Aracruz Riograndense, which we refer to collectively as the Guaíba Unit, for an aggregate purchase price of R$2,416.0 million, which generated a capital gain of R$33 million.

The Guaíba pulp and paper mill consisted of a pulp mill with an annual capacity of 450 kilotons and a paper mill with an annual capacity of 60 kilotons of printing and writing paper. Aracruz Riograndense owns a veneer mill plant with an annual capacity of 133 thousand cubic meters, which was not in operation at the time of this transaction.

Disposition of Conpacel and KSR

On December 21, 2010, we entered into a binding agreement with Suzano regarding the sale of our 50% interest in Conpacel, consisting of (1) a pulp and paper mill located in the city of Americana, State of São Paulo and (2) land totaling approximately 76 thousand hectares associated with the mill, and approximately 71 thousand hectares of forestland (of which 53 thousand hectares were owned and 18 thousand hectares were leased), for an aggregate purchase price of R$1,450 million.  We consummated the sale on January 31, 2011.  The Conpacel pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 kilotons and a paper mill with an annual production capacity of 390 kilotons.

On December 21, 2010, we also entered into a binding agreement with Suzano for the sale of KSR, our paper distribution business unit, for an aggregate purchase price of R$50 million.  The closing of the KSR sale occurred on February 28, 2011.

Aracruz Acquisition and Related Transactions

Overview of Aracruz

Prior to our acquisition, Aracruz was the world’s largest producer of market pulp according to Hawkins Wright, with an annual pulp production capacity of approximately 2.9 million tons as of December 31, 2008, including 50% of the annual pulp production capacity of Veracel.  As of that date, Aracruz’s forestry base consisted of total forests of approximately 403.7 thousand hectares located in three Brazilian states, including 50% of the forestry area of Veracel, consisting of approximately 258.5 thousand hectares of planted areas and approximately 145.2 thousand hectares of preserved areas.

Aracruz produced BEKP at its Aracruz and Guaíba pulp mills, and owned a 50% interest in Veracel, which owns and operates a pulp mill with an annual production capacity of 1.1 million tons as well as the related forestry assets.  Aracruz produced uncoated paper at its Guaíba paper mill, which had an annual production capacity of 60 kilotons.

In 2008, Aracruz produced 3,106 kilotons of eucalyptus pulp, recorded consolidated net revenues from pulp sales of R$3,539 million, produced 56 kilotons of paper products and recorded consolidated net revenues from paper sales of R$115 million.

Aracruz Acquisition

In October 2001, we purchased 127,506,457 common shares of Aracruz, representing 28.0% of the voting share capital and 12.35% of the then total share capital interest in Aracruz in order to increase our exposure to the international pulp market, and we accounted for this investment under the equity method.

In January 2009, we acquired Arapar and São Teófilo, whose sole assets consisted of an aggregate of 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz, for R$2,710 million.  Under the purchase agreement, the purchase price is payable in six semi-annual installments without interest as follows: (1) R$500 million was paid in January 2009; (2) R$500 million was paid during the period of April, May and July 2009; (3) R$500 million was paid in January 2010; (4) R$500 million was paid in June 2010; (5) R$410 million was paid in January 2011; and (6) R$300 million is due in July 2011.

In April 2009, we purchased 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz from the Safra Family for R$2,710 million.  Under the purchase agreement for these shares, the purchase price is payable in six semi-annual installments without interest, except as noted below, as follows: (1) R$600 million was paid in cash in April 2009; (2) R$500 million was paid in January 2010; (3) R$500 million was paid in June 2010; (4) R$400 million was paid in October 2010, together with interest from July 2009 at the rate of 105% of CDI per annum; (5) R$410 million was paid in January 2011; and (6) R$300 million is due in July 2011.

Following the Aracruz Acquisition, we owned 37.05% of the total share capital, including 84.00% of the voting share capital, of Aracruz.  As a result of these purchases, in accordance with IFRS, we have fully consolidated the assets, liabilities and results of operations of Aracruz and its consolidated subsidiaries in our consolidated financial statements as from January 1, 2009.

Capital Increase

In April and May 2009, we issued and sold (1) 62.1 million common shares to our controlling shareholder, VID, for R$1,180 million, which was paid through the application of R$1,000 million of previously issued advances for capital increases and R$180 million in cash, (2) 43.6 million preferred shares to BNDESPar in exchange for 56.9 million common shares of Aracruz, representing 12.49% of the total share capital, including 5.51% of the voting share capital, of Aracruz, (3) 95.8 million preferred shares to BNDESPar for R$1,820 million in cash and (4) an aggregate of 9.3 million preferred shares to the Lorentzen, Moreira Salles, Almeida Braga and Safra families for an aggregate of R$180 million.

In connection with this capital increase, BNDESPar subscribed to debentures issued by VID that were convertible into common shares of our Company held by VID. Under these debentures, VID was obliged to invest the net proceeds it received from BNDESPar to purchase shares of our Company. On September 3, 2009, BNDESPar exercised its option to convert the VID Debentures. As a result of this conversion, VID transferred 30,526,316 common shares of our Company to BNDESPar, following which VID owned 35.2% and BNDESPar owned 41.8% of our total share capital, as of September 30, 2009.

Conversion of VCP Preferred Shares to Common Shares

In connection with the Aracruz Acquisition, we began to implement a corporate reorganization to simplify our capital structure.  On May 30, 2009, in order to prepare our Company for the eventual migration of our common shares to the Novo Mercado listing segment of the BM&FBOVESPA, our shareholders approved the conversion of all of our outstanding preferred shares into common shares at the exchange ratio of 0.91 common shares for one preferred share.  This conversion became effective on August 12, 2009, as a result of which we now have a single class of stock comprised solely of common shares.  As a result of this conversion, the interests of VID and BNDESPar in the total share capital of our Company changed from 40.7% and 35.4%, respectively, to 35.2% and 40.8%, respectively.

Mandatory Tender Offer

As a result of the Aracruz Acquisition, under Article 254-A of the Brazilian Corporation Law and CVM Instruction No. 361, dated March 5, 2002, as amended, we were required to offer to purchase any and all common shares of Aracruz held by public shareholders.  We acquired approximately 13.8 million common shares of Aracruz, representing 3.04% of the outstanding common shares of Aracruz, as a result of the mandatory tender offer, for an aggregate purchase price of R$236.6 million and the purchase price paid in the tender offer was 80% of the price paid to the controlling shareholders, as per the Brazilian Corporation Law.

On June 1, 2009, we announced the commencement of a mandatory tender offer for any and all outstanding common shares of Aracruz.  The auction with respect to this tender offer took place on the BM&FBOVESPA on July 1, 2009.  In the auction, we acquired 13,828,307 common shares of Aracruz, representing 3.04% of the outstanding common shares of Aracruz and 1.34% of the outstanding share capital of Aracruz, for an aggregate purchase price of R$236.6 million, payable according to the same payment schedule agreed to by the Safra family and the former shareholders of Arapar and São Teófilo in connection with the Aracruz Acquisition.  Following this transaction, we owned 43.89% of the total share capital, including 99.53% of the voting share capital, of Aracruz.

Stock Swap Merger

As part of our corporate reorganization, on August 24, 2009, Fibria and Aracruz each held extraordinary shareholders’ meetings at which the Stock Swap Merger was approved. Pursuant to Stock Swap Merger (1) each issued and outstanding common share of Aracruz (other than common shares held directly or indirectly by Fibria or with respect to which the holder exercises withdrawal rights) was exchanged for 0.1347 Fibria common shares; (2) each issued and outstanding preferred share of Aracruz (other than preferred shares held by Fibria) was exchanged for 0.1347 Fibria common shares; and (3) Aracruz became a wholly-owned subsidiary of Fibria.  The settlement of the Stock Swap Merger occurred on November 17, 2009, through the facilities of the BM&FBOVESPA.

Under the Brazilian Corporation Law, holders of common shares and class A preferred shares of Aracruz who did not vote in favor of the Stock Swap Merger, including those who abstained from voting or did not attend the Aracruz Extraordinary Shareholders’ Meeting, were entitled to withdraw their capital from Aracruz during a withdrawal period that was scheduled to expire on September 28, 2009.  On September 28, 2009, we and Aracruz announced that the deadline for the exercise of withdrawal rights was extended until November 12, 2009.  On October 28, 2009, we filed an F-4 registration statement with the SEC, which was declared effective by the SEC on November 12, 2009, to register the issuance of our shares to holders of Aracruz’s class B preferred shares (including the class B preferred shares of Aracruz that were represented by ADRs) that were residents of the United States.

Following the Stock Swap Merger, VID owned 29.3%, and BNDESPar owned 33.6% of our total share capital.  The last trading day for one Aracruz ADR was November 17, 2009 and its final market price was U.S.$ 21.25.  As of December 31, 2008 the market price for one Aracruz ADR was U.S.$ 11.28.

Merger of Arapar and São Teófilo into Fibria

As part of the corporate reorganization, the general shareholders’ meetings of each of Fibria, Arapar and São Teófilo approved on December 21, 2009, the merger of Arapar and São Teófilo with and into Fibria, with Fibria as the surviving entity. This merger was effective as of December 31, 2009.

Merger of Aracruz into Fibria

As part of the corporate reorganization and in order to maximize the synergies from the Aracruz Acquisition, effective as of December 31, 2009, Aracruz merged with and into Fibria, with Fibria as the surviving entity.

Antitrust Approval of the Aracruz Acquisition

In August 2008, we submitted the terms and conditions of the Aracruz Acquisition for review by the Brazilian antitrust authorities.  On November 24, 2010, CADE unconditionally approved the transaction.  For a more detailed description of the approval of the Aracruz Acquisition by the Brazilian antitrust authorities, please see “—Antitrust.”

Capital Expenditures

Our capital expenditures totaled R$1,066 million in 2010 and R$ 1,671 million in 2009.  Capital expenditures in 2009 were higher than in 2010 mainly due to large investments in the start up of the Três Lagoas pulp mill which took place in March 2009. In 2010, investments in forestry renewal that have been minimized in 2009 because of the world financial crisis, increased by 62% and total maintenance investments increased by 117%. We continued investing in a new forest reserve (land acquisition and plantation) in the Mato Grosso do Sul State. These expenditures for land acquisition and forestry plantation assure our supply of raw materials for our current or an eventual expansion of our pulp production capacity.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2010	2009
	(in millions of Reais)
Industrial Expansion	25	1,009
Forest Expansion	29	57
Subtotal Expansion	54	1,066
Safety/ Environment	84	25
Forestry Renewal	502	310
Maintenance, IT, R&D, Modernization	291	134
Subtotal Maintenance	877	469
50% Conpacel	75	58
50% Veracel	60	78
Total	1,066	1,671

We expect our capital expenditure to be approximately R$ 1,640 million in 2011.  The following table shows the estimated breakdown of planned capital expenditures during 2011, which is expected to be financed by cash generated from operations and by existing cash:

2011
(in millions of Reais)
Industrial Expansion	89
Forest Expansion	362
Subtotal Expansion	451
Safety/ Environment	69
Forestry Renewal	670
Maintenance, IT, R&D, Modernization	326
Subtotal Maintenance	1,065
50% Conpacel	7
50% Veracel	117
Total	1,640

B.                                    Business Overview

We are the world’s largest producer of market pulp, according to Hawkins Wright and PPPC, with an aggregate pulp production capacity of approximately 5.25 million tons, representing approximately 30% of the world production capacity of BEKP, as of December 31, 2010.  We believe that we are one of the lowest-cost producers of BEKP in the world, primarily due to our economies of scale, state-of-the-art and strategically located production facilities, the short harvest cycle of our trees and our use of high-end technology in our operations. During the first half of 2009, we acquired control of Aracruz and have fully consolidated the results of operations of Aracruz into our consolidated financial statements as from January 1, 2009.  In September 2009, we adopted the trademark “Fibria” for our pulp and paper operations.

Our forest base is broad and diversified. As of December 31, 2010, it was comprised of total forestry land of approximately 990.3 thousand hectares (owned, leased or held in partnership) located in seven Brazilian states.  Approximately 546.5 thousand hectares of our total forestry land consisted of planted areas and approximately 380.5 thousand hectares of conservation areas with native vegetation, or preserved areas.

We produce bleached eucalyptus kraft pulp at the following three pulp mills, among others, 100% owned by our Company:

•                  the Aracruz mill, located in the State of Espirito Santo with an annual production capacity of 2.3 million tons and which we acquired as part of the Aracruz Acquisition;

•                  the Três Lagoas pulp mill, located in the State of Mato Grosso do Sul with an annual production capacity of 1.3 million tons and whose operations started on March 30, 2009; and

•                  the Jacareí pulp mill, located in the State of São Paulo with an annual production capacity of 1.1 million tons.

In addition, we have a 50.0% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1.1 million tons.  Under IFRS, we include our proportionate share of the results of operations of Veracel in our consolidated results of operations.

In 2010, we produced 5,054 kilotons of eucalyptus pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues from pulp sales of R$5,852 million and total consolidated net revenues of R$6,283 million.  In 2009, we produced 4,999 kilotons of eucalyptus pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues from pulp sales of R$4,695 million and total consolidated net revenues of R$5,293 million.

We also produce coated and uncoated paper, carbonless paper and thermal paper at our Piracicaba paper mill, located in the State of São Paulo with an annual production capacity of 190 kilotons.  In 2010, we produced 115 kilotons of paper products and recorded consolidated net revenues from paper sales of R$373 million.  In 2009, we produced 174 kilotons of paper products and recorded consolidated net revenues from paper sales of R$544 million.

Export sales accounted for 91.4% and 92.5% of our pulp sales volume during 2010 and 2009, respectively.  Domestic sales accounted for 93.3% and 98.8% of our paper sales volume during 2010 and 2009, respectively.  We export pulp products from a terminal and warehouse that we operate at the port of Santos, in the State of São Paulo, and from Portocel, a specialized port terminal that is operated by our subsidiary Portocel Terminal Especializado de Barra do Riacho S.A., or Portocel, which is located approximately three kilometers from our Aracruz mill, in the State of Espírito Santo.  We also operate a port terminal located in the city of Caravelas in the State of Bahia, from which we transport wood to our Aracruz mill, and a port terminal in the city of Belmonte, in the south of the State of Bahia, from which we transport pulp produced by Veracel to Portocel.

The following map sets forth the location of the production facilities and the port terminals we operate:

Our Ownership Structure

We are jointly controlled by VID, a wholly-owned subsidiary of VPar (the holding company of the Votorantim Group) and BNDESPar, a subsidiary of BNDES. VPar in turn is controlled by Hejoassu Administração S.A. or Hejoassu, which is controlled by the Ermírio de Moraes family.  As a result of the purchase of an additional equity interest in Aracruz and corporate re-organization of Fibria, both of which occurred during the first semester of 2009, our exchange offer for outstanding Aracruz shares and the merger of Aracruz into us, our ownership structure and principal subsidiaries as of December 31, 2010 is presented in the following chart. We have already excluded Conpacel since it was treated as discontinued operation as of December 31, 2010.

As of December 31, 2010, our total shares amounted to 467,934,646 common shares.

Our Strengths

Global leadership in market pulp

We are the world’s largest producer of market pulp according to Hawkins Wright and PPPC, with a total pulp production capacity of approximately 5.25 million tons as of December 31, 2010 and a focus on the international markets.  We estimate that in 2010 we accounted for approximately 30% of the world production capacity of BEKP, approximately 18% of the world production capacity of bleached hardwood kraft market pulp and approximately 10% of the world production capacity of chemical market pulp.  Our leadership is based on the sustainability of our forest operations (as a result of the shorter harvest cycle in Brazil as compared to other relevant countries), our state-of-the-art technology (including modern facilities and advanced cloning methods), our high productivity, our strong customer base and our long-term relationships with our customers.

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

Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees in approximately six years (on average) after planting, while harvesting cycles of other forest species in the southern United States, Canada and Scandinavia can last from 25 to 70 years.  Harvesting cycles of our main non-Brazilian competitors in the BEKP market (Spain, Portugal and Chile) are approximately eight to ten years.

State-of-the-art production facilities

Our mills have adopted the latest designs, technologies and production processes as a result of significant investments we have made.  The advanced technology and production processes used in our mills allow us to use a lower level of raw materials, mainly chemicals, which consequently reduces our production costs. In addition, our mills have advantages over older mills, particularly with respect to reduced emissions and solid waste disposal, providing for a more streamlined, efficient and environmental-

friendly pulp production process. The Três Lagoas and Veracel mills, two of the largest single-line pulp production facilities in the world, each also have one of the lowest production costs of market pulp per ton in the world. This is the result of state-of-the-art technology, including modern processes and equipments associated with efficiency in forests, as well as short distances between forests and mills.

State-of-the-art research and technology

Fibria began planting eucalyptus plantations at the end of the 1960s using seeds from the Rio Claro Forest Nursery (SP). At that time, four species were considered appropriate for the area: Eucalyptus grandis, Eucalyptus saligna, Eucalyptus urophylla, and Eucalyptus alba. Since then, many superior trees were developed both as a result of the improvement program and the use of cloning. As a result, cloned forests offered significant gains in productivity, uniformity, and wood quality, giving the Company an outstanding position on the world market. Fibria uses a group of selected clones in its plantations. These clones are frequently replaced to ensure sufficient genetic diversity, to reduce the probability of pests and diseases and to ensure a continuous improvement in fiber productivity and quality. Today, various genetic enhancement methods are used for developing advanced generations of Eucalyptus. Those techniques involve the selection of plants with better performance and crossing them during successive generations. In addition, Fibria constantly works on methods to boost plantation productivity. Thanks to continuous progress, the land now used to supply our pulp mills is one-half the area that would have been necessary 40 years ago when forest productivity levels were much lower.

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

Integrated operations

Our operations are vertically integrated, from our production of eucalyptus seedlings for our extensive forests, plantation and forestry management (including harvesting, logging and wood transportation) to our production facilities, from which our products are transported to port terminals that we own and operate for distribution to our clients. In 2010, we were able to satisfy approximately 90% of our wood requirements with wood from our eucalyptus forests. In 2009 this number was 93%, including consumption by our Guaíba Unit, until its sale on December 15, 2009.  Our integrated operations allow us to reduce our cost of wood, our primary raw material, and mitigate certain risks arising from a possible shortage of wood or from fluctuations in wood prices.

Strong customer base

We have long-term relationships with leading global paper manufacturers, particularly in the tissue segment. As of December 31, 2010, we had long-term sales contracts (contracts with a term of three or more years) with approximately 80% of our customers.  We have traditionally focused on specialty paper producers who value pulp quality and reliable supply, some of which have been our customers for over 20 years.

Strategic location of our facilities and low transportation costs

Our transportation and logistics activities are efficient and diversified.  The strategic location of our facilities allows us to have lower transportation costs for wood delivered to our production facilities and for finished products delivered to port terminals for export.  We use third-party providers to transport wood to our production facilities by truck, rail and barge.  The average distance from our forests to our mills is less than that of many of our domestic and international competitors, resulting in logistical efficiencies (for example, certain of our competitors in China meet their raw material needs with wood imported from Russia).  Our forests are located an average distance of 160 kilometers from our pulp mills.  Portocel, the port terminal we operate in the State of Espírito Santo, is located approximately three kilometers from our Aracruz mill. This allows us to efficiently export pulp produced at our Aracruz mill and to receive pulp from our Veracel facility, as well as pulpwood we farm in the State of Bahia, which we use to supply the Aracruz mill, thereby allowing us to significantly reduce transportation costs. In addition, we export pulp and paper products from a terminal and warehouse that we operate at the port of Santos, in the State of São Paulo. We also have a strategically located distribution center in the State of São Paulo that allows us to efficiently store and distribute our pulp and paper products to the domestic market with a lower average transit time.

Conducting our operations in a sustainable way

We are committed to operating our businesses and resources in a sustainable manner in accordance with world-class sustainability standards. Fibria remains included alongside the leading global companies committed to the balance between economic, social and environmental issues. In 2010, Fibria was once again listed in the Dow Jones Sustainability Index World (DJSI) — a selection of the world’s companies with the best corporate sustainability practices — and in the Corporate Sustainability Index (ISE) — a list of companies whose shares are listed at BM&FBOVESPA and that demonstrate a high level of commitment to best practices in the areas of sustainability and corporate governance.

Recently, we have further aligned the sustainability and business strategy by implementing strong corporate governance for sustainability. As an example, in 2010 we instituted a Sustainability Committee, that plays a consultative role, is coordinated by the chairman of the Board of Directors and includes numerous independent members, and an Internal Sustainability Committee, comprised of managers from various areas within the Company, that provide socio-environmental guidelines for operations.

Recognizing the importance of sustainability to our strategy, we have been informing and reporting on our sustainability objectives and targets in 2010. There are nine wide-ranging objectives as outlined below:

1)              Improve relations with local communities, through engagement and measures that stimulate their economic and social development.

2)              Develop activities linked to the process of climate change.

3)              Revise the forest partnership models, adapting them to the new guidelines.

4)              Restore areas of natural vegetation.

5)              Promote the development, awareness and engagement of our supply chain.

6)              Increase our ecological efficiency.

7)              Certify our forest areas.

8)              Strengthen our relationship with our community.

9)              Consolidate sustainability within the corporate governance structure.

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

Community Relations

Maintaining good relations with local communities in the 251 neighboring municipalities is a priority for us, and in 2010 we developed a model for relations with neighboring communities that is built on three pillars:

•                  Dialogue: conducted in a structured manner with neighboring communities that are affected, in some way, by our forestry operations. The main objective is to discuss and list action that is to be taken in response to any positive or negative impact deriving from these operations.

•                  Participative agenda: a Company representative (a professional chosen through the regional office) participates in the local life, getting to know the people and being a constant presence in the community. This physical presence will facilitate our access to the people of the community, and vice-versa.

•                  Engagement: a deeper structured relationship that establishes the Company as a partner in local development. It involves discussing with stakeholders issues that are of mutual interest, in a manner that is transparent and participative, thereby developing a relationship that is built on trust.

The engagement model was developed out of a systematic approach that provides for continual improvement, a better understanding of what the critical issues are for the stakeholders and better preparation by the Company for discussing these matters and taking them into consideration in the decision making process.

As a result of these activities, we are aware of the different perceptions of the management and seek to incorporate these views when directing our sustainability strategies.

In September 2010 we laid the foundation stone for our new Seedling Production Unit, located in Helvécia, a district in the State of Bahia.  This new forest nursery is expected to be able to produce 30 million cloned eucalyptus seedlings a year and when operational, it will generate 250 jobs. The seedling production activities and hiring of staff for the nursery should begin in July 2011.

Our Strategies

Increase our market share in the international pulp market

We intend to take advantage of our competitive strengths to further increase our market share in the international pulp market.  We have focused our marketing efforts on the sale of BEKP to tissue manufacturers, a market segment that, in addition to being more stable than other market segments, has experienced global consumption growth at a cumulative aggregate annual growth rate of approximately 3.3% for the period from 2005 to 2010.

According to a recent survey by RISI, global tissue consumption is expected to grow at an annual rate of 3.9% from 2010 to 2015 with China being the principal driving force for tissue consumption.

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

Enhance our financial strength and corporate governance

Our total consolidated indebtedness as of December 31, 2010 and 2009 amounted to R$12,022 million and R$14,986 million and 82.8% and 71.8% of which represented long-term indebtedness, respectively.  We are working to further reduce our leverage levels and we are attempting to improve our debt profile in order to reduce our cost of debt and extend the average maturity of our outstanding indebtedness.  Since the fourth quarter of 2009, we have been conducting a Liability Management Plan which included (1) the issuance of the Fibria Overseas 9.250% Notes due October 2019 in an aggregate principal amount of U.S.$1.0 billion, or the Fibria 2019 Notes, (2) the sale of our Guaíba Unit for US$ 1.430 billion and (3) the entering into a new export prepayment facility in an aggregate principal amount of U.S.$1,175 million, or the November 2009 Export Prepayment Facility.  In addition, in April 2010, Fibria Overseas issued 7.50% Notes due May 2020 in an aggregate principal amount of U.S.$750 million, or the Fibria 2020 Notes, and shortly after pricing these notes, we commenced an exchange offer in which additional Fibria 2020 Notes were offered in exchange for our Fibria 2019 Notes.  Holders of our Fibria 2019 Notes representing approximately 94% of the aggregate principal amount of these notes agreed to exchange their notes.  In December 2010, we entered into agreements for the sale of our interest in Conpacel (which sale was consummated in January 2011) and KSR (which sale closed in February 2011) for R$ 1.5 billion.  In March 2011, Fibria Overseas issued 6.75% Notes due March 2021 in an aggregate principal amount of U.S.$750 million, or the Fibria 2021 Notes.  For a more detailed description of our Liability Management Plan, see “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liability Management Plan.”  The proceeds from these transactions were used to prepay R$3,876 million of our obligations under the Export Prepayment Refinancing Credit Facility in December 2009 and other short-term indebtedness in 2010, and we used the remaining proceeds to repay a portion of our short-term indebtedness becoming due in 2011.

In addition, in order to improve our access to capital sources, we have upgraded the listing of our shares to the Novo Mercado (New Market) listing segment of the BM&FBOVESPA.  The Novo Mercado listing segment imposes the most stringent corporate governance rules of any listing segment of the BM&FBOVESPA.  In achieving this objective, we have implemented all of the administrative adjustments required to comply with the listing segment’s rules, including the appointment of independent members to our Board of Directors and making required changes to our bylaws.

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

•                  capture synergies resulting from the Aracruz Acquisition; and

•                  improve the efficiency of our operations through further investment in harvesting equipment, production facilities and advanced information technology.

Continue to develop state-of-the-art technology in the forestry area

Technological research and development has made it possible to improve our productivity while reducing the impact of our operations on the environment.  In the forestry area, an intense research program and the adoption of modern forestry practices have significantly increased our competitiveness.  The genetic improvement of eucalyptus trees has allowed us to plant clones of selected trees, resulting in higher productivity.  We currently perform 88% of our planting with cloned seedlings and 12% with seeds.  We have achieved higher speed and better seedling use and quality as a result of a pioneering procedure for the multiplication of clones. We believe that we use the most advanced technology for planting and harvesting trees and storing and transporting wood with a completely mechanized system.  In the decade ending 2010, the average annual amount of pulp produced was 11.3 tons per hectare per year, compared to 6.4 tons during the 1970s.

By continuing to focus on cutting-edge technological research and development, we aim to strengthen our position as one of the leading developers of technology in the forestry area, maintain our record as a low cost producer while meeting our standards of high quality production, increase the range of products that we offer to our customers and maintain our reputation as an environmentally friendly and socially responsible manufacturer, in particular by evaluating the possible use of biomass, biofuels and other alternative energy sources, including the use of waste material from our wood mills for the operation of our processing plants.

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

In 2010, we produced 5,054 kilotons of pulp (including 50.0% of the pulp production of Veracel ) representing 52% of total Brazilian pulp production. In 2009, we produced 4,999 kilotons of pulp (including 50.0% of the pulp production of Veracel), representing 54% of total Brazilian pulp production.

The following table sets forth our production volume of eucalyptus pulp and a breakdown of our BEKP sales volume by market for the periods indicated.

	December 31,
	2010		2009		2008 (1)
	(in thousands of tons, except percentages)

Production volume (1)	5,054		4,999		1,641
Sales volume (2)
Brazil	424	8.6%	382	7.5%	289	18.5%
Europe	1,951	39.7%	1,612	31.7%	544	34.8%
North America	1,398	28.5%	1,193	23.5%	86	5.5%
Asia/Middle East/Oceana/Africa	1,129	23.0%	1,886	37.1%	280	17.9%
Latin America (excluding Brazil)	7	0.1%	12	0.2%	2	0.1%
					1.201	76.9%
Aracruz (3)	—	—	—	—	360	23.1%
	4,909	100.0%	5,086	100.0%	1,561	100.0%

(1)

Excludes the market pulp production volume of Conpacel for the years ended December 31, 2010 and 2009. We sold Conpacel on January 31, 2011. Includes 12.35% of production volume of Aracruz for the year ended December 31, 2008.

(2)	Excludes the sales volume of Conpacel for the years ended December 31, 2010 and 2009. Excludes sales volume of Aracruz for the year ended December 31, 2008.

(3)	Represents 12.35% of sales volume of Aracruz for the year ended December 31, 2008 during which period the results of Aracruz were proportionally consolidated in our consolidated financial statements.

Paper

In 2010, we produced 115 kilotons of paper.  In 2009, we produced 174 kilotons of paper.  The production and sale of specialty papers (thermal and carbonless papers) was our major line of business in the paper products segment in 2010, accounting for approximately 50% of our paper sales volume.

The following table provides a brief description of our principal paper products and lists the facilities where they are produced by us:

Product	Description	Facility
Coated printing and writing paper	Coated woodfree paper used for promotional materials, folders, internal sheets and cover of magazines, books, tabloids, inserts and mailing.	Piracicaba
Uncoated printing and writing paper	Uncoated woodfree paper in reels and sheets	Piracicaba (basically the production surplus of paper base required in the manufacture of thermal/carbonless paper)
Carbonless paper	Used to produce multi-copy forms, POS, invoices and other applications in place of traditional carbon paper.	Piracicaba
Thermal paper	Traditionally used in fax machines; POS, bar code labels, toll tickets, water and gas bills and receipts for ATMs and credit card machines.	Piracicaba

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

	As of and for the Year Ended December 31,
	2010		2009		2008
	(in thousands of tons, except percentages)
Production volume (1)
Uncoated paper	5	4.7%	64	36.7%	163	50.0%
Coated paper	45	39.3%	49	28.1%	97	29.8%
Carbonless, thermal and specialty paper	65	56.0%	61	35.2%	65	20.1%
Total production volume	115	100.0%	174	100.0%	325	100.0%

Domestic net sales volumes (1)
Uncoated paper	5	4.1%	59	35.4%	121	30.5%
Coated paper	47	39.0%	46	27.4%	98	24.7%
Carbonless, thermal and specialty paper	61	50.0%	60	35.9%	126	31.7%
Total domestic net sales volumes	113	93.1%	166	98.7%	346	86.9%
Export net	8	6.9%	2	1.3%	45	11.3%
Total sales volume	121	100.0%	168	100.0%	391	98.2%
Aracruz (2)	—	—	—	—	7	1.8%
	121	100.0%	168	100.0%	398	100.0%

(1)

Excludes the volume of Conpacel and KSR for the years ending December 31, 2010 and 2009, which were sold on the beginning of 2011. Includes 12.35% of production volume of Aracruz for the year ended December 31, 2008, during which period the results of Aracruz were proportionally consolidated in our consolidated financial statements.

(2)	Represents 12.35% of sales volume of Aracruz for the year ended December 31, 2008, during which period the results of Aracruz were proportionally consolidated in our consolidated financial statements.

Our Pulp and Paper Production

Production Units

The following table provides certain information regarding our production facilities and production for the years indicated:

		Annual Production Capacity as of Dec	Production for the Year Ended December 31,
Facility	Location	31, 2010	2010	2009	2008
		(tons per year)	(in tons)
Pulp Units:
Aracruz (1)	Espírito Santo	2,300,000	2,252,800	2,203,100	—
Três Lagoas	Mato Grosso do Sul	1,300,000	1,181,800	803,600	—
Jacareí	São Paulo	1,100,000	1,076,900	1,070,200	1,081,930
Veracel (1) (2)	Bahia	550,000	542,900	523,200	—
Conpacel (3)	São Paulo	—	—	—	181,300
Guaíba (1) (4)	Rio Grande do Sul	—	—	399,200	—

Paper Facilities:
Conpacel (3)	São Paulo	—	—	—	194,000
Piracicaba	São Paulo	190,000	115,400	119,700	164,300
Guaíba (1) (4)	Rio Grande do Sul	—	—	54,700	—

(1)	Represents mills acquired as part of the Aracruz Acquisition. Annual production capacity as of December 31, 2010 excludes the Guaíba Unit which was sold in December 2009.

(2)	Represents 50% of the annual production capacity and production of Veracel’s pulp mill.

(3)	We sold our interest in Conpacel on January 31, 2011. IFRS requires us to account for Conpacel as a discontinued operation for the years ended December 31, 2010 and 2009.

(4)	The Guaíba Unit was sold on December 15, 2009.

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

The unbleached pulp is then sent through the oxygen delignification process and the chemical bleaching process, traditionally using chlorine dioxide, ozone and hydrogen peroxide (at our Jacareí mill) or chlorine dioxide, oxygen and hydrogen peroxide (at our Três Lagoas and Aracruz mills). The cellulose fibers are screened, pressed and dried.  The dried pulp is cut into sheets and packed into bales, resulting in market pulp.

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

Raw Materials

Wood

Our pulp production is solely from eucalyptus hardwood grown in sustainable forest plantations. In 2010, we were able to meet 90% of the total wood fiber requirements from our own eucalyptus forests. Wood accounted for between 42%, 39% and 38% of our pulp cash cost per ton during 2010, 2009 and 2008, respectively. This variation was due to the different methods by which each of our pulp mills is operated and the varied forestry management practices we implement according to the diverse soils and climate conditions in each of our forests.

Eucalyptus trees are among the fastest-growing trees in the world given that climate and soil conditions in Brazil allow for eucalyptus tree harvest rotations of approximately six years, as compared to harvest rotations of approximately 10 to 12 years in Chile, and up to 25 years in the southern United States. Our paper production uses pulp as a raw material.

Our forestry base is broad and diversified, comprised of total forestry area of approximately 990.3 thousand hectares as of December 31, 2010 located in seven Brazilian states, consisting of approximately 546.5 thousand hectares of planted areas and approximately 380.5 thousand hectares of preserved areas. In addition, our production facilities occupy approximately 63.3 thousand hectares of land.

The following table describes the location and the area of our land as of December 31, 2010:

State	Forested	Conservation	Other	Total
	(in hectares)
Rio Grande do Sul(1)	46,599	59,725	4,039	110,363
São Paulo(2)	80,650	57,534	9,544	147,727
Minas Gerais	13,267	12,802	1,201	27,270
Rio de Janeiro	1,696	1,467	251	3,414
Mato Grosso do Sul	156,862	71,858	19,736	248,456
Bahia(3)	150,684	120,310	17,325	288,319
Espírito Santo	96,731	56,821	11,213	164,765
Total	546,489	380,517	63,309	990,314

(1) Excludes the Guaíba Unit which was sold in December 2009.

(2) Excludes the forests associated with the production facility of Conpacel.

(3) Includes the forests associated with the production facility of Veracel.

Energy

We use several sources to generate thermal and electric energy for our respective operations, including black liquor, biomass derived from wood debarking, bark and scraps, natural gas and fuel oil.

In 2010, we generated approximately 97% of our electric energy requirements for the pulp and paper production process internally. Of the total amount of thermal and electrical energy we self-generated, 90% was from renewable fuels, such as biomass and black liquor that are byproducts of the pulp production process, and 10% was from non-renewable fuels that we purchased, such as oil and natural gas. At the Aracruz unit, 93% of the energy needs in 2010 were met by burning by-products generated from pulp production.  We believe that our internal sources of supply will allow us to maintain a cost advantage in these areas for the foreseeable future.

The remainder of our energy needs is met through purchases of electricity, fuel oil and natural gas from other sources.

Chemicals

We use several chemicals in the pulp bleaching process.  As we have significant dependence on certain chemicals, we entered into long-term “take-or-pay” contracts with suppliers of chemical products, diesel and natural gas for periods ranging from one to 18.8 years, in order to mitigate this dependence.  See “Item 8A. Consolidated Statements and Other Financial Information — Commitments”.

Water

Water, while not a significant cost component of our raw materials, is essential to the production of pulp and paper.  In 2010, we used 30.4 cubic meters of water per ton of pulp and paper (as compared with a consumption rate of 30 to 50 cubic meters per ton, as recommended under the EU IPPC Directive — Integrated Pollution Prevention Control — which sets out environmental protection best practice guidelines for paper and pulp mills and is widely adopted across the world as a recognized standard in production).  We believe our water usage rates are among the lowest within the pulp and paper industry and we are continually introducing new technology and implementing improvements in our industrial processes and methods to further decrease these rates.  We believe that our water supplies are currently adequate.

The water used at the Três Lagoas, Jacareí and Piracicaba units is obtained from the Paraná, Paraiba do Sul and Piracicaba River systems, which are adjacent to our mills. Each river system is within a separate hydrological river basin, thereby reducing the overall risk of unavailability of water due to adverse atmospheric or hydrological conditions.  The water used at the Aracruz Unit is provided by several rivers and a public interest project developed by us and the municipal governments of Aracruz and the neighboring city of Linhares, under which we may obtain water from the Rio Doce River through an existing system of canals and rivers.  The project provides water for the local communities and for the industrial and chemical districts of the municipality of Aracruz, as well as for irrigation of agricultural activities in the northern region of the State of Espírito Santo.  The water from these sources flows into a 35 million cubic meter reservoir on the mill site. We estimate that the reservoir in the Aracruz unit holds enough water to supply the mill’s needs for a five-month period in the event of a drought.

In the Aracruz Unit, wastewater undergoes a two-stage purification treatment process before it flows into the ocean.  The Jacareí and Três Lagoas mills use use a double stage wastewater treatment process and the Piracicaba mill a single stage wastewater treatment process, which guarantees at least 95% of BOD (Biological Organic Demand) removal.

The Brazilian government imposes tariffs on the industrial usage of river water.  These tariffs have not had a significant impact on our costs.

Logistics

Delivery of Wood to Our Pulp Mills

Our forests are located an average distance of 160 kilometers from our pulp mills. We transport wood to our mills by truck, rail and sea barge. The trucks and sea barges are owned and operated by independent contractors who transport wood from our forests to our production facilities. In 2010, we transported approximately 18 million cubic meters of wood to our mills, approximately 86% by truck, 12 % by sea barge and 2% by rail. Although the percentage of wood transported by sea barge and rail was relatively low, by using these transportation methods, we were able to reduce the logistics costs of our Aracruz and Jacareí mills. Transportation of wood to the mills represents a large portion of our pulp production costs, and reductions in our transportation logistics and costs are priorities for us.  See “Item 4. Information on Fibria — Property, Plant and Equipment” for details regarding our logistics.

At the end of 2002, we improved our rail infrastructure at our Aracruz unit and launched a diversified transportation system that combined sea, road and rail transport to further integrate the forest-to-mill-to-port logistics at this unit.  Furthermore, in 2003, a four kilometer-long rail spur used for unloading wood shipments directly at the Aracruz mill’s yard was completed. This improvement was important to optimize the receiving process of the wood that comes from the northern part of the State of Minas Gerais and other areas within the State of Espírito Santo. Our integrated, coastal wood shipment project involves an integrated tug and barge system and two port terminals. This sea transportation system links the far south of Bahia to the mills in the State of Espírito Santo. The port complex of Portocel, adjacent to the mills at Aracruz, receives wood from plantations in southern Bahia via barge. In 2010, the operation between Caravelas and Portocel was able to transport over 2.2 million cubic meters of wood. In addition to allowing us to reduce our transportation costs, our sea transporation system eliminated over 65,000 truck journeys along the BR 101 highway last year, thereby reducing traffic on this highway and lowering emissions of greenhouse gases.

In September 2002, we executed an agreement with MRS Logística S.A., or MRS, to transport wood to our Jacareí pulp mill and also approved an investment to construct a railway terminal to unload the wood at the Jacareí pulp mill.  The new wood terminal has been operational since October 2005 and has significantly reduced our wood transportation costs.

Due to its location in the State of Mato Grosso do Sul, which is landlocked and lacks any rail infrastructure, the Três Lagoas unit relies entirely on transportation by truck of its wood to the plant.  On September 17, 2010, we entered into an agreement with Wilson & Sons, to load and unload wood to our Três Lagoas mill through September 2016.

Delivery of Pulp from our Mills to the Ports

The pulp produced in our mills are handled by first-class logistic companies and stored in warehouses designed especially for pulp.

In September 2002, we signed a pulp transportation contract with MRS, permitting the construction of a railway spur-line connecting the Jacareí unit to MRS’s main railroad line, and thereby enabling us to transport pulp by rail from the mill to the port of Santos. This pulp transportation agreement is a ten-year contract.

In September 2007, we concluded an agreement with América Latina Logística S.A., or ALL, to provide transport services for more than 1 million tons per year of pulp from the Três Lagoas pulp mill to the port of Santos for a twenty-year term beginning in 2009.  Within this agreement, we invested approximately R$ 130 million in a railway spur line connecting ALL’s main rail track to the mill, railcars, locomotives, and permanent rail infrastructure.

Aracruz mill has one of the most optimized pulp logistic setup between mill and domestic port as this is just 3 km far from the port of Portocel.

As one of the largest pulp exporters in the world, we count on very reliable and low-cost logistic setups to guarantee the pulp flows between our mills and domestic ports (Portocel and Santos). We also use trucks owned and operated by third parties to transport finished pulp and paper products from our facilities to our customers in Brazil and other regions in Latin America.

Port Operations

The major part of our pulp produced for export is delivered to our customers via ocean-going vessels based on long term contract with ship-owners. In view of a growing pulp market in South America, in October 2010, we signed a 25 year contract with a South Korean company, STX, to optimize our international logistics and to guarantee operational stability and competitiveness.

Port of Santos

The port of Santos is located on the coast of the State of São Paulo, approximately 150 kilometers from the Jacareí mill. We have a concession from the government of the State of São Paulo to operate a terminal and a warehouse at the port of Santos. The concession was granted under a renewable ten-year operational lease agreement with Companhia Docas do Estado de São Paulo—CODESP that expires in September 2017. This particular warehouse has a storage capacity of 38,000 metric tons.

The operation of the port has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs.

To facilitate exports out of our Tres Lagoas Mill, we have also signed a long term contract with a terminal operator at Santos (Gearbulk Terminals) for additional storage capacity of 50,000 metric tons at a new specialized terminal where rail connection and vessel berth priority were also considered.

Portocel

The pulp produced for export at the Aracruz and Veracel pulp mills is shipped out of the Port of Barra do Riacho (Portocel), which is located approximately three kilometers from the mill site.  This port is a modern facility that has the capacity to handle approximately 10 million tons of pulp and wood per year, moving up to 7.0 million tons of pulp overseas. Warehouse facilities at Portocel are capable of storing approximately 220 kilotons of pulp (static storage).

We own 51% of Portocel, the company that operates the port terminal of Aracruz.  The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer and one of our competitors. Portocel’s terminals are used to export over 98% of the pulp produced by our Aracruz pulp mill, and 100% of Veracel’s production (in respect of the 50% owned by us).

Delivery of Pulp from the Port to our Customers

The major part of our sales to the final customer is delivered out of our overseas terminals in the United States, Europe and East Asia by using all different modals of transportation: rail, truck and barges.

Marketing and Sales

We sell our pulp and paper products in both the domestic and export markets.  Our internal sales staff consists of 54 employees operating throughout Brazil.  Our subsidiary Fibria Trading International Ltd (located in Hungary) employs 22 sales and marketing staff, who operate throughout Europe, North America and Asia.

We are focused on developing close, long-term customer relationships by meeting the customer’s specific requirements, and we constantly seek to increase our understanding of our respective customers and tailor our products to customer needs.

Pulp

In 2010 and 2009, we sold a total of 4,909 and 5,086 kilotons, respectively, of market pulp in the domestic and export markets. This decrease was mainly due to a reduction in demand in Asia, mainly China, compared to the record high level experienced in 2009. We had an approximately 51% share of the Brazilian domestic and export market for BEKP according to Bracelpa’s December 2010 figures.

In 2010, 91.4% of our total sales volume (representing 4,485 kilotons) was sold to customers located outside Brazil. In this period, our largest market was Europe, representing 39.7% of our total sales volume, representing approximately 1,951 kilotons.  In addition, 1,398 kilotons (or 28.5% of our total sales volume) and 1,129 kilotons (or 23.0% of our total sales volume) were sold to North America and Asia, respectively.  In 2009, 4,704 kilotons, representing 92.5% of our BEKP sales volume, were sold to customers located outside Brazil.  We sold 1,886 kilotons to the Asian market in 2009, representing 37.1% of our total BEKP sales volume representing our largest market. In 2009, we also sold 1,612 kilotons (or 31.7% of our total sales volume) and 1,193 kilotons (or 23.5% of our total sales volume) of BEKP to our traditional markets of Europe and North America, respectively.

We sell pulp to producers of (1) tissue, (2) printing and writing paper and (3) specialty paper, which we estimate to account for 55%, 28% and 17% of the end uses of our pulp production in 2010, respectively.

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

Paper

In 2010, 93.3% of our paper sales volume and 94.1% of our net revenues from paper sales were generated in the domestic market. Our customer base for paper products is substantially diversified.  None of our domestic or international customers accounted for more than 11% of our paper sales in 2010.

In 2010, our paper exports accounted for 8 kilotons or 6.7% of our total sales, which primarily consisted of specialty papers.

Contractual Consortium and Jointly Controlled Company

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

Fibria and Stora Enso have entered into a shareholders’ agreement defining their respective rights and obligations as shareholders of Veracel. This shareholders agreement expires in January 2023 and can be automatically extended for successive 20-year terms unless notice to the contrary is given by either party.

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

•                  so long as either Fibria or any of its subsidiaries is a shareholder of Veracel, Fibria will not acquire (or cause to be acquired) any interest in real property in the core area of Veracel; and

•                  so long as either Fibria or any of its subsidiaries is a shareholder of Veracel, Veracel will not acquire (or cause to be acquired) any interest in real property in the core area of Fibria.

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

We estimate that in 2010 we accounted for approximately 30% of the world production capacity of BEKP, approximately 18% of the world production capacity of bleached hardwood kraft market pulp and approximately 10% of the world production capacity of chemical market pulp.

The table below shows the production capacity of the ten largest producers of market pulp in 2010:

Producer	In kilotons
Fibria	5,250
APRIL	3,940
Arauco	3,525
APP	2,750
Georgia Pacific	2,315
CMPC	2,155
Sodra	1,985
Stora Enso	1,930
Weyerhaeuser	1,900
Suzano	1,875

Source: Hawkins Wright — January 2011 and Fibria analysis

In the domestic market, we had a market share of 42% of the Brazilian pulp market sales in 2010 by volume. Our share of the pulp production capacity of Conpacel (approximately 166,000 tons per year) did not impact our sales performance for 2009 and 2010 because it was used primarily to build up inventories and resources in our supply chain.

To the extent that pulp from other hardwoods can be substituted for the slightly more expensive BEKP, producers of BEKP also compete with producers of pulp from other hardwoods. Such competition is based more on cost and less on quality or suitability of the pulp for use in higher quality paper products. Although bleached hardwood kraft market pulp is produced in most regions of the world, the dominant producers are located in Asia, Latin America and Europe, which as of December 31, 2010 accounted for 86% in the aggregate, and 22%, 47% and 17%, respectively, of the world’s total bleached hardwood kraft market pulp production capacity.

As a market pulp producer, we compete not only with other integrated pulp and paper producers but also with companies that produce only pulp or paper.  Many of these producers have greater financial resources than we do. Our production levels have been, and will continue to be small by comparison to overall world pulp and paper production, and the prices for our products will depend on prevailing world prices and other factors.

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

As of December 31, 2010, the land under our control, in the States of São Paulo, Rio Grande do Sul, Mato Grosso do Sul, Bahia, Espírito Santo, Rio de Janeiro and Minas Gerais, was 990.3 thousand hectares (including 63.3 thousand hectares of land used for roads and areas that cannot be planted), of which approximately 38.4% is preserved as conservation areas with native vegetation.  For preserved areas, our environmental planning division may recommend plantation or recovery by means of natural regeneration of native vegetation.  In partnership with various universities, we conduct research and monitor the fauna and flora of these sites.  See “Item 4B. Information on Fibria — Business Overview — Raw Materials — Wood”.

We do not anticipate our compliance with existing or proposed environmental laws or regulations as likely to require material capital expenditures. We cannot assure you, however, that the implementation of more stringent environmental regulations in the future will not require significant capital or other expenditures. For a description of certain legal matters relating to environmental regulation, see “Item 8. Financial Information — Legal Matters”.

Liquid effluents

Water is critical to the process of manufacturing pulp and paper.  We obtain water from the rivers that flow adjacent to our mills.  The use of clean technologies and the recycling of water in our manufacturing processes help us ensure that our plants operate in an environmentally friendly manner. For example, as a result of the water recycling program implemented at our Jacareí pulp mill, which recycles up to 85% of the water used, we have managed to reduce our water consumption for this unit, resulting in a water discharge level of 30 to 50 cubic meters per ton, thus within the EU IPPC Directive recommended consumption rate levels.

After the water has been used in the manufacturing process, we pass the resultant effluents through mechanical and biological treatments before returning them to the rivers.  We also have emergency lagoons and tanks that enable us to avoid releasing untreated effluents into the natural environment in the event of a problem with our effluent process and we have spill control systems to avoid leaks from our wastewater treatment plants.  We constantly monitor the characteristics of our liquid effluents through chemical, physical and biological analyses to ensure that they are acceptable for release into the environment.

Our units use a two-stage process to treat the effluents generated during the production process.  During the first stage, solids such as fibers, clay and carbonates are removed. In the second stage, these solids are biologically treated and broken down by microorganisms.  We have also contracted a third party to evaluate the composition of the liquid effluents generated during the production process and with the results of these analyses, we can minimize the generation of effluents and maximize the quantity of effluents that may be recycled in our production processes.

Solid wastes

We have an efficient waste management program to collect, treat and dispose of solid waste material, which has recently been improved by the adoption of new, environmentally friendly composting techniques.  Whenever possible, we have also identified how solid waste materials generated during our pulp and paper production processes may be put to alternative use.  For example, we supply solid waste material to ceramic companies in the region of our Piracicaba mill for the manufacture of bricks.

The remainder of solid waste is processed by composting systems into organic material for use in our forests or disposed of in licensed landfill sites.  We collect, treat and dispose of the small amount of hazardous waste generated by our facilities in accordance with Brazilian law.

Atmospheric emissions

Certain odoriferous and harmful gases are reated as a byproduct of our pulp and paper production, which we are committed to managing and controlling in order to minimize any risk of harming the environment.  Our plants and machinery are fitted with control equipments such as electrostatic precipitators, multi-cyclones and gas scrubbers, which minimize or remove certain particles and compounds from our emissions.  In order to control our odoriferous emissions, we either collect or incinerate any odoriferous or concentrated gases.

We have been tracking the emission of greenhouse gases (GHG) since 1998, when we first carried out a carbon inventory covering all of our mills.  Since then, our tracking system evolved into an analysis of our carbon footprint, in an attempt to better understand the impact of our operations.  Since 2006, information about our GHG emissions have been disclosed to the public through the Carbon Disclosure Project (CDP) — an independent not-for-profit organization holding the largest database of primary corporate climate change information in the world. This initiative is part of our plans to address this issue. More recently we have also been part of two other important programs. The CDP Supply Chain which is a program designed to promote information sharing and innovation between CDP Supply Chain Members — companies that have begun to integrate carbon management strategy into their supply chains — and the companies that provide goods and services to them as we transition to a low-carbon economy.  In 2010, BM&FBOVESPA launched a new Index — Índice Carbono Eficiente (ICO2) — to improve the adoption of environmental practices towards climate change by Brazilian companies and Fibria has been selected as part of the Index.

We also have been continuously looking for lower carbon solutions for our process and increasing carbon sequestration by recovering native areas. For instance, we have two Clean Development Mechanism (CDM) projects in the process of being registered at the United Nations. In 2010 Fibria restored 2.9 thousand hectares of native areas at the Aracruz unit.

In 2010, we continued to measure our Carbon Footprint, which was net positive. A total of 14.319 million tCO2eq (tons of CO2 equivalent) was sequestered by our eucalyptus forests through the photosynthesis process which represents an average absorption of 3.17 tCO2eq per ton of pulp produced. By contrast our total carbon emissions totaled 2.130 million tCO2eq representing 0.47 tCO2eq per ton of pulp produced. Our carbon footprint is certified by BRTÜV Avaliações da Qualidade Ltda., an affiliate of the TÜV Nord Group, a German consulting firm.

Forest preservation

All of our wood comes from tree plantations rather than from native forests, as required by forestry certification schemes. Because we operate within endangered biomes, the conservation of native species is of high importance to us. We currently maintain 38.4% of our area as native forests (Brazilian law requires approximately 27% of protection area). We also annually participate with Forest Footprint Disclosure, an initiative that aims to create awareness and measure indirect deforestation.

We also maintain a reforestation program, to recover degraded areas and the restoration of endangered species. Also, fauna and flora assessments and area monitoring are made in order to detect, improve and sustain environmental quality. Whenever any forestry activities occur, socio-environmental recommendations are made in order to reduce the impact on the forest and improve operational performance.

Forestry Certification System

We maintain rigorous control over the origin of our main raw material. Our production processes are attested by ISO 9001/2000 and ISO 14001 certificates, demonstrating an internationally recognized level of quality and environmental management. Regarding forest certification systems, our forests located in the States of São Paulo and Mato Grosso do Sul have forestry certification issued by the Forest Stewardship Council (FSC). For our forests in the States of Mato Grosso do Sul, Espírito Santo, Bahia and Minas Gerais we have forestry certification issued by the National Program of Forestry Certification (Cerflor) which is internationally recognized by the Programme for the Endorsement of Forest Certification (PEFC).

Wood traceability is certified by CoC-FSC (Chain of Custody — FSC) in Jacareí and Três Lagoas mills, and by CoC-Cerflor in the Aracruz Unit.

In 2010, all our forests have passed at least one auditing process by either FSC or Cerflor.

Natural resources

Since the 1980s, we have been harvesting eucalyptus through uniform propagated seedlings from carefully selected trees, planted in already degraded pasture lands.  The characteristics of the seedlings we select are matched to different growing regions and our products.  This method allows us to (1) greatly increase forestry productivity, reducing the demand for new lands (2) comply with environmental regulations, and (3) contribute to carbon reduction in the atmosphere.

Pursuant to the Brazilian Forestry Code (Law No. 4,771 of September 15, 1965), we set aside a portion of our forests for preservation, conservation and environmental recovery.  These areas consist of either native forests or riparian buffer zones, or are maintained to satisfy specific ecological interests.  We also invest in environmental studies and continuous monitoring, together with domestic and international universities, research centers and consultants, in order to improve the environmental conditions of our plantations, and ensure that we protect the native ecosystem and availability of natural resources in the areas in which we operate.  This is done by imnposing environmental conditions on the plans for the forestry areas, before harvesting and transportation activities start.

We also maintain projects to protect specific species, like “Papagaio Verdadeiro”. We install artificial nests and give environmental education to the community, encouraged them to adopt a nest and protect it from illegal trafficking in protected animals.

We have established six private natural heritage reserves (three in the process of being registered), sites with distinctive environmental aspects. By setting-up these areas with this status, their protection is covered by more restrictive laws, and only studying and visits are allowed.

Another important indication of the role played in the ecosystem by our forestry plantation is the continuous presence of numerous bird species in our forests. Mosaic plantations, mixing Eucalyptus areas with native areas permit the protection of very sensitive species.

Extending the concept of natural resources, we develop various initiatives for reducing the use of inputs while stimulating recycling of byproducts either from forestry or industrial operations. For instance, our forestry quality department has avoided unnecessary weed control on 4.3 thousand hectares (27% of the assessed area), in São Paulo, through its weed monitoring program.

Insurance

We maintain fully comprehensive insurance with leading insurers to cover property damage and business interruption risk, as well as in respect of international and domestic transportation. Our property insurance policy has maximum risk coverage of R$3,041 million, which we believe offers more than sufficient coverage for our current assets.

We do not maintain insurance coverage against fire, disease and other risks to our forests. There is a fire and disease risk associated with our forestry activities, however, we believe the total damage would be mitigated by our risk management procedures and the fact that our individual forests are not close to each other, thereby eliminating any risk that a fire or disease could spread easily to any other of our forests. We have taken various steps to prevent fires from occurring in our forests, including the maintenance of fire observation towers, a fleet of fire engines and teams of fire-fighting personnel, which we believe are safe and cost-effective methods of fire prevention. In each of the past three years, the forest fires we have experienced have not resulted in material damages to our total planted area. Given the natural protection afforded by the spread out locations of our forests, we do not believe that insuring our forests would be cost-effective.

We do not make provisions for risks of loss from fire and disease, and all losses and damages that occur are charged to expenses when incurred. We have not suffered a material loss from either fire or disease in our forests.

Overview of the Pulp Industry

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

Bleached pulp is used for a variety of purposes, including printing and writing papers, specialty papers and tissue.  Unbleached pulp is brown in color and is used in the production of wrapping paper, corrugated containers and other paper and cardboard materials.  Many companies, including us, use the ECF (elemental chlorine free) method in their production of bleached pulp.  ECF is a bleaching process that does not utilize elemental chlorine.  This process has been developed in part to eliminate any possible carcinogenic effects attributed to the dioxins that are produced during the bleaching process and released in the water.

As a result of the variety of wood types and processes used to produce pulp, the pulp market has become increasingly specialized in terms of technical characteristics.  Hardwood and, particularly, eucalyptus pulp, exhibits many of the physical and chemical properties most valued by printing and writing paper manufacturers and other bleached pulp consumers, such as opacity, grade and printability.  As a result of increasing specialization, many paper manufacturers developed their own customized mix of pulp inputs known as “furnish” for use in their paper manufacturing.  In addition, as more paper manufacturers have come to appreciate the technical characteristics of hardwood pulp and rely upon a significant hardwood pulp component in their furnish, the market for hardwood pulp has grown more rapidly than the market for softwood pulp.

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

Brazilian Hardwood Pulp Industry

Brazil is predominantly a tropical country, with approximately 90% of its territory located north of the Tropic of Capricorn.  As a result, in most regions of Brazil, the soil and climate are very favorable to forest growth.  In Brazil, eucalyptus trees have short growing cycles of approximately six years, compared to 10 to 12 years for eucalyptus trees in Chile and 25 years in the United States.  In addition, eucalyptus trees generally grow straighter and have fewer branches than most other hardwood trees, which allows for dense growth, easy harvesting and decreased need for pruning.  The production of wood in Brazil, therefore, requires less time and a smaller growing area than in North America and Europe, which results in higher yields.  See “Item 4B. Information on Fibria — Business Overview — Raw Materials — Wood”.

Brazil’s high technology and natural advantages in forestry make it one of the world’s lowest-cost producers of pulp, and in the last 20 years Brazil has become an important BEKP exporter.  As some of the world’s lowest-cost producers of pulp, Brazilian pulp producers are able to withstand periods of low pulp demand more favorably than other producers.  The shorter maturation cycle of Brazilian eucalyptus trees also enables Brazilian producers to expedite the process of genetically improving the eucalyptus species utilized.  In this manner, the Brazilian eucalyptus is one of the pulping trees species that have evolved more rapidly and consistently over recent years, resulting in significant improvements in productivity.

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

Cyclical nature of world pulp prices

Over the last three years, BEKP average list prices in North America, Europe and Asia have fluctuated from U.S.$ 811, U.S.$ 789 and U.S.$686 per ton, respectively, in 2008 to U.S.$ 621, U.S.$ 571 and U.S.$517 per ton, respectively, in 2009. For the year ended December 31, 2010, BEKP average list prices in North America, Europe and Asia were U.S.$ 880, U.S.$ 848 and U.S.$ 788per ton, respectively. As demonstrated, such price fluctuations occur not only year to year but also within a year as a result of global and regional economic conditions, and supply and demand.

The following table shows the historical eucalyptus pulp price fluctuations per region during 2010:

	Europe	USA	Asia (China)
January	730	760	670-690
February	760	790	700-720
March	790	820	730-750
April	840	870	800
March	890	920	850
June	920	950	850
July	920	950	780-850
August	870	900	780-800
September	870	900	780-800
October	870	900	730-800
November	870	900	720-750
December	850	880-900	730-750

Source: Hawkins Wright

The following table sets forth the estimated delivered cash production costs per ton of bleached hardwood kraft market pulp pre-sold in Northern Europe for the fourth quarter of 2010, for producers in the regions indicated. Delivered cash production costs are total production costs less depreciation and depletion and do not include any transportation costs.  Amounts have been expressed on a per ton basis in U.S. Dollars, with local currencies translated at prevailing exchange rates.  Particular producers may have production costs significantly above or below regional averages.

Delivered Cash Costs BHKP CIF (U.S. Dollars per ton)	Fourth Quarter, 2010
Brazil	328
Indonesia	334
Chile	334
Russia	383
China	455
Iberia/Norway	488
USA	511
Sweden	514
Finland	557
Canada	557
South Korea	562
Japan	585

Source: Hawkins Wright.

C.                                    Organizational Structure

The chart below shows our organizational structure as of December 31, 2010 (% of total capital).

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

In order to facilitate access to our international customers and to the international financial markets, we have established a wholly-owned subsidiary, Fibria Trading International Ltd (located in Hungary), to perform and manage our exports to clients in Europe, Asia and in North America.

D.                                    Property, Plant and Equipment

Overview

Our principal executive offices are located in the State of São Paulo, where we concentrate our financial, administrative and trading functions.

Aracruz Unit

The Aracruz Unit is our principal pulp mill. This is located in the State of Espírito Santo and is the largest bleached hardwood kraft market pulp production facility in the world. We acquired it as part of the Aracruz Acquisition. It has three production lines:  Fiberline A, Fiberline B and Fiberline C. Its nominal production capacity is approximately 2.3 million tons of market pulp.  Its area totaled 354,735 hectares at the end of 2010, of which around 202,981 hectares was eucalyptus plantation, 128,434 hectares was covered with natural preserved ecosystems (preservation area), and 23,330 hectares had other uses. The Aracruz Unit is located approximately three kilometers from the port facilities at Aracruz (Portocel), of which we own 51%.

Jacareí Unit

The Jacareí Unit is located in the State of São Paulo and has a nominal production capacity of approximately 1.1 million tons of market pulp.  Its area totaled 161,241 hectares at the end of 2010, of which 87,804 hectares was eucalyptus plantation, 63,197 hectares was covered with natural preserved ecosystems (preservation area), and 10,240 hectares had other uses. The pulp produced at the Jacareí Unit is transported by rail to the port of Santos which is 150 km distant from the unit.

Três Lagoas Unit

The Três Lagoas Unit began commercial operations in March 2009 and is the largest single line pulp production facility in the world with a production capacity of 1.3 million tons of market pulp. This unit is located in the State of Mato Grosso do Sul.  At year end 2010, the Três Lagoas unit’s area totaled 248,456 hectares of which 156,862 was eucalyptus plantation, 71,858 hectares was covered with natural preserved ecosystems (preservation area), and 19,736 hectares had other uses. Três Lagoas’ pulp production is transported by rail to the port of Santos which is 788km distant from the unit.

Veracel Unit

We have a 50% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1.1 million tons market pulp. The pulp produced in the Veracel unit is transported to Portocel, located an average distance of 541km from Portocel.

The following table sets forth the distance between our forests (including the transport of pulpwood purchased in the market) and our mills, the distance of these mills to the port of embarkation, and the nominal capacity of each mill at December 31, 2010:

Facility	Pulp/ Paper	Distance from forest (pulp) or pulp mill (paper)	Distance from port of Santos	Distance from port of Portocel	Pulp/Paper capacity (tons/year)	Major products
Aracruz	Pulp	208 km	—	3 km	2,300,000	Bleached eucalyptus kraft pulp
Veracel (50%)	Pulp	54 km	—	541 km	550,000	Bleached eucalyptus kraft pulp
Três Lagoas	Pulp	73 km	788 km	—	1,300,000	Bleached eucalyptus kraft pulp
Jacareí	Pulp	210 km	150 km	—	1,100,000	Bleached eucalyptus kraft pulp
Piracicaba	Paper	150 km	229 km	—	190,000	Thermal and carbonless paper; coated printing and writing paper

Source:  Fibria.

Eucalyptus forests

Currently, we obtain the majority of our wood from 546.5 thousand hectares of forest plantation from a total of 990.3 thousand hectares of land located in seven Brazilian states (São Paulo, Rio de Janeiro, Espírito Santo, Bahia, Mato Grosso do Sul, Minas Gerais and Rio Grande do Sul).  While we have enough wood to fulfill our needs, from time to time and when the terms are attractive we purchase wood from unrelated third parties to be used in the paper and paper and pulp mills.  In the year ended December 31, 2010, the Aracruz Unit consumed approximately 84% of our own wood denoting a strong participation of local Forest Partners in the supply chain.  The Jacarei Unit’s consumption of our own wood reached 94% and the others units were nearly 100% supplied with own forested wood.

As of December 31, 2010, we also had over 3,800 forest partners with tracts of forest cultivation (mostly in Espírito Santo, Bahia, Rio Grande do Sul and São Paulo state), and another 250 land rental contracts, making our wood supplies relatively dispersed.  Our forests are located an average distance of 160 kilometers from our pulp mills. In order to reduce this average distance, we have limited our leases and forest partners to those closer to our mills. Brazilian forest legislation requires that private properties have at least 27% of the area kept for conservation of native ecosystems, fragments of wild life or natural restored forest area (through planting of indigenous species). Of our own forests, approximately 55.2% are eucalyptus forest plantation, while 38.4% is conservation forest and the remaining 6.4% has other uses.

While the dispersion of our forest land entails some additional costs, we believe that it significantly reduces the risks of fire and disease. We also seek to minimize fire risk by maintaining a system of 61 fire observation towers, a fleet of 38 fire trucks, over 20 fire fighting brigades and 33 fully equipped patrol cars monitoring the areas 7 days a week. In addition, we have been participating in a 15 year joint task force with two other major forest companies in South Bahia (Arcelor-Mittal and Suzano-Bahia Sul). Given the natural protection afforded by the dispersion of our forests, we believe that prevention is the key strategy to avoid insuring our forests. Therefore, we assume all risks of losses from fire and other casualties. In addition, we annually monitor and manage our forests to prevent losses from leaf-cutter ants and any other insect break-outs. We have not suffered a material loss from, nor had our wood supply or operations compromised by, either fire or disease in forests that we harvest.

In 2010 as part of our reforestation efforts, we planted approximately 62.4 thousand hectares of eucalyptus in order to maintain our mills wood supply and pulp production. The harvested eucalyptus forests yielded between 40 and 50 cubic meters of wood per hectare per year that is an average of 280 — 350 m³/ha/year at 7 years harvesting age. Our forest productivity reflects the excellent climate and soil conditions for growing eucalyptus trees in all Brazilian states, with enough incidences of both sunlight and rainfall. In 2009, following the economic crisis that began in late 2008, there was very little planting at all sites, except at Mato Grosso do Sul, where we planted over 9,500 hectares due to the start up of the Três Lagoas Unit that year. The ratio between plantation and coppice regeneration also changed from 20:80 in 2009 to 66:34 in 2010. Although managing the regenerated coppice from the harvested forest is less productive than planting a new forest, it also requires a lower initial disbursement and suits the economic scenario we faced in 2009.  For the year ended December 31, 2010, we managed over 21.5 thousand hectares of coppice regeneration as opposed to 41.0 thousand hectares of plantation only.

In 2010 we operated six nurseries and produced over 46 million plants (rooted cuttings/seedlings) at our nurseries, all of which were planted in our forests or supplied to the Forest Savings Program. To develop our eucalyptus forests, we select trees after precise genetic field trials, elite selected trees are cloned (cultivars) and then they are multiplied in large scale by vegetative propagation process (rooted cuttings).  Vegetative propagation allows us to plant trees with the most favorable genetic characteristics for pulp production.  These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” branches.  Greater tree standardization provided by cloning also permits us to increase mechanization in tree harvesting, logging, and mill transportation, making it easier to adjust equipment and machinery to topographical conditions. Currently, almost 90% of our plantations are originated in rooted cuttings and 10% are seedlings coming from Tree Breeding

We continue to review our efforts at community relations and the common good, as part of our contribution to social and economic development.  For example, we invited our neighbors to join the Forestry Savings Program that is an opportunity to have a share of the forest benefits as to diversify their production chain and to increase their property income in a partnership project. As of December 31, 2010, local farmers, mostly small properties, had already planted 128.6 thousand hectares (including Veracel) of new forests with our support.

Expansion

In March 2009, we started up the Três Lagoas mill which is located in the State of Mato Grosso do Sul.  We successfully attained the predicted capacity, increasing our annual capacity by 1.3 million tons of market pulp. The total amount invested in this project through December 31, 2010 was R$ 3,991 million. This amount includes only disbursements made directly from Fibria, being in addition to the funds we received through our Asset Swap agreement with International Paper.  See “Item 4. Information on Fibria — History and Development”.

Future expansion plans will depend on global market conditions. Possible expansion projects include the expansion of three existing mills as follows: Três Lagoas II which represents an additional capacity of 1.5 million tons of market pulp and is expected to start up in 2014; Veracel II with a nominal capacity of 1.5 million tons (50% Fibria and 50% Stora Enso) and a 1.5 million ton additional capacity from a fourth line in the Aracruz Unit.

We continue investing in the development of the Três Lagoas II forest base. During 2010 we made significant progress on negotiating land leasing and acquisition. Therefore, we have already contracted around 45% of the necessary planted area. The combination of land acquisition and leasing aims at maintaining competitive cash cost for the project, chiefly through a low forest-to-mill average distance. The expansion of the Três Lagoas Unit is one of the projects intended to maintain our global leadership in terms of scale and low production cost in the market pulp industry.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

We have no outstanding unresolved comments from the Staff of the SEC.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We changed our financial reporting from U.S. GAAP to IFRS issued by IASB, considering the January 1, 2009 as the transition date.

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2010 and 2009 included in this annual report that have been prepared in accordance with IFRS, as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Fibria”.

The consolidated financial statements for the year ended on December 31, 2010 presenting comparative information for the year ended December 31, 2009 were the first prepared in accordance with IFRS. Considering that these consolidated financial statements include the balance sheet as of January 1, 2009, the disclosures on transition to IFRS are included in the Note 3.3 to the consolidated financial statements.

The following discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3A. Key Information — Selected Financial Data.”  This section contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3D. — Key Information — Risk Factors” and the matters set forth in this annual report generally.

Overview

We are the world’s largest producer of market pulp, according to Hawkins Wright and the PPPC, with an aggregate pulp production capacity of approximately 5.25 million tons, representing approximately 30% of the world’s production capacity of BEKP, as of December 31, 2010.  We believe that we are one of the lowest-cost producers of BEKP in the world, primarily due to our economies of scale, our state-of-the-art and strategically located production facilities, the short harvest cycle of our trees and our use of high-end technology in our operations.  During the first half of 2009, we acquired control of Aracruz and have fully consolidated the results of operations of Aracruz into our consolidated financial statements as from January 1, 2009.  In September 2009, we adopted the trademark “Fibria” for our pulp and paper operations.

Our results of operations have been significantly influenced by (1) the effects of the Aracruz Acquisition and our full consolidation of the assets, liabilities and results of operations of Aracruz as from January 1, 2009 (and separate reporting of the interests of non-controlling shareholders), compared to the proportional consolidation in prior periods presented based on our 12.35% interest in the total share capital of Aracruz, (2) the commencement of operations of our Três Lagoas mill on March 30, 2009, which was under construction when we received it from International Paper in February 2007 in exchange for our Luiz Antonio pulp and uncoated paper mill, and which reached full production capacity in 2009 and (3) to a lesser extent, our acquisition and disposition of other pulp and paper assets during the three-year period ended December 31, 2010.  In addition, our results of operations for the years ended December 31, 2010 and 2009 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•                  the expansion or contraction of global production capacity for the products that we sell and the growth rate of the global economy;

•                  fluctuations in the international market prices of our products, which are denominated in, or referenced to, the U.S. dollar, and which could significantly affect our net revenues;

•                  the rate of growth of the Brazilian GDP, which increased by 7.5% in 2010, decreased by 0.2% during 2009, and grew by 5.1% in 2008, which affects domestic demand for our products and, consequently, our domestic sales volume;

•                  our capacity utilization rates, which significantly affect the cost of producing our products and may lead to impairment of our assets;

•                  the results of operations of those companies in which we have or had non-controlling equity interests or shared equity control, such as Ripasa and Veracel, a portion of which are or were consolidated into our results of operations as required by IFRS;

•                  changes in the real/U.S. dollar exchange rate, including the appreciation of the Real against the U.S. dollar by 4.5% in 2010 and by 34.2% in 2009 and the depreciation of the Real against the U.S. dollar by 24.2% in 2008, which have affected (1) the amounts as expressed in Reais of our net revenues, our cost of sales and some of our operating and other expenses that are denominated in or linked to U.S. dollars and (2) our net financial expenses as a result of our U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;

•                  the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the LIBOR rate, which affects our interest expense on our U.S. dollar-denominated floating rate debt, and fluctuations in the CDI rate, which affects our interest expense on our real-denominated floating rate debt;

•                  inflation rates in Brazil, which were 5.9% in 2010, 4.2% in 2009 and 5.9% in 2008 as measured by the IPCA, and the effects of inflation (deflation) on our operating expenses denominated in Reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•                  changes in accounting policies and the Brazilian Corporation Law, as discussed elsewhere herein.

Our financial condition and liquidity is influenced by a variety of factors, including:

•                  our ability to generate cash flows from our operations;

•                  prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;

•                  our ability to continue to be able to borrow funds from Brazilian and international financial institutions and to sell our debt securities in the Brazilian and international securities markets at acceptable rates, which is influenced by a number of factors discussed herein;

•                  our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity, acquisitions and research and development activities;

•                  the requirement under our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our Board of Directors deems such payment inconsistent with our financial position; and

•                  changes in accounting policies and the Brazilian Corporation Law.

Liquidity and Capital Resources

Our primary sources of liquidity have historically been cash flows from operating and financing activities and short-term and long-term borrowings. We believe these sources will continue to be the principal means with which we will meet our cash flow needs.

Our material cash requirements include the following:

•                  working capital;

•                  our debt service; and

•                  capital expenditures.

Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or a wholly owned subsidiary, borrow funds by offering the guarantee of export contracts (see Note 20(a) to our consolidated financial statements) or capital expenditures acquisition financing programs offered by the BNDES, a related party, (see Note 20(e) to our consolidated financial statements).  The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position.  We also rely on bonds or notes issued in the international markets by either wholly owned subsidiaries or by Votorantim Group subsidiaries, all mainly domiciled in other countries.  See Notes 20(b), (c) and (d) to our consolidated financial statements. Our ability to access long-term funding sources has not been, to-date, significantly affected by the effects of the global financial crisis, although the maturities and costs could be increased for this reason.

As of December 31, 2010, our cash and cash equivalents was R$431 million and our trading and held-to-maturity securities and derivative financial instruments were R$1,774 million, of which 77.9% was denominated in Reais.  Of our cash and cash equivalents, trading and held-to-maturity securities (current portion) and derivative financial instruments held as of December 31, 2010, R$1,719 million was invested in Brazil and R$353 million was invested abroad, mostly in U.S. dollar-denominated deposits with leading financial institutions. The fair value of derivative financial instruments was R$ 133 million as of December 31, 2010.

Part of our debt strategy over the next few years includes our intention to use a substantial portion of our consolidated cash flow (including the synergies resulting from the Aracruz Acquisition, the proceeds from the sale of the Guaíba Unit in December 2009 and the sale of our interest in Conpacel and KSR in 2011) to pay principal and interest with respect to this indebtedness. We are also attempting to improve our debt profile in order to reduce our cost of debt and extend the average maturity of our outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities.

Effects of Fluctuations in Pulp and Paper Prices

The international market prices of our pulp and paper products have fluctuated significantly, and we believe that they will continue to do so in light of global economic developments, such as the increase in demand for pulp in China. Significant increases in the international market prices of our products, and consequently, the prices that we are able to charge, would likely increase our net revenues and our results of operations to the extent that we are able to maintain our operating margins and increased prices do not reduce sales volumes of our products.  Conversely, significant decreases in the international market prices of our products, and consequently, the prices that we charge, would likely reduce our net revenues and our results of operations if we are unable to increase our operating margins or these reduced prices do not result in increased sales volumes of our products.

The following table sets forth our average realized prices for our principal pulp and paper products for each of the periods indicated:

	Year Ended December 31,
	2010	2009
	(Reais per ton)
Pulp (1)	1,192	923
Paper (1)	3,083	3,238

(1) Excludes Conpacel.

World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand.  Over the last three years, BEKP average list prices in North America, Europe and Asia have fluctuated from U.S.$811, U.S.$789 and U.S.$686 per ton, respectively, in 2008 to U.S.$621, U.S.$571 and U.S.$517 per ton, respectively, in 2009. For the year ended December 31, 2010, BEKP average list prices in North America, Europe and Asia were U.S.$880, U.S.$848 and U.S.$788 per ton, respectively.

Prices for paper are cyclical but are less volatile than pulp prices.  The prices for paper and paperboard have historically followed the trends of pulp prices.  The key factors that drive paper prices are overall economic activity, capacity expansion and fluctuations in currency exchange rates.  For instance, in 2010, international prices recovered (when compared to 2009), due to certain recovery in demand (even though the volume levels for printing and writing papers were still lower than 2008 levels) and cost pressures.  For uncoated wood-free papers, international average prices increased, on a year-to-year basis (using a December 31st price point), by 8% in 2008, declined by 7% in 2009 and increased by 9% in 2010, according to Hawkins Wright.

We have long-term sales relationships with substantially all of our pulp and paper customers in the domestic and the export markets.  These contracts generally provide for the sale of our market pulp at prices we announce each month.  These prices may vary among the different geographic areas where our customers are located.  The price arrangements under our long-term contracts are generally consistent with prices for our other sales within the same region and follow the established list price of BEKP announced by major global pulp producers.

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

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents and finance charges on sales with credit terms. The unrealized gains from cross-currency interest-rate swap contracts are recorded at fair market value on our balance sheet as a liability and in our statement of operations as “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.”  We enter into these arrangements to reduce our exposure resulting from a possible appreciation of the Real in relation to the U.S. Dollar because a high proportion of our revenues is denominated in U.S. Dollars.  Our U.S. Dollar denominated debt is a natural hedge in order to reduce this exposure. See “Item 5. Operating and Financial Review and Prospects — Overview — Brazilian Economic Environment” and “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Debt.”

Financial expenses

We incur financial expenses from several sources, including short-term debt and long-term debt.  We principally seek long-term financing to fund our projects, which are generally of a long-term nature.  Short-term debt is comprised mainly of U.S. Dollar-denominated arising from secured trading finance loans.  Long-term debt consists of both U.S. Dollar debt, arising principally from export loans and bonds issued in the international capital markets, and Real-denominated debt, borrowed from BNDES.  Additionally, we prefer to carry U.S.Dollar denominated debt since it has the effect of being a natural hedge to our exposure considering that most part of our revenues is denominated in U.S. Dollar. See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

Discussion of critical accounting policies

Critical accounting policies are those that are important to the portrayal of our consolidated financial position and results of operations and require management’s most difficult, subjective or complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain with respect to our results of operations and the carrying value of our assets and liabilities. Our results of operations and financial position may differ from those set forth in our consolidated financial statements if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, we set forth below a discussion of our critical accounting policies relating to:

•                  revenue recognition and financial assets;

•                  depreciation of property, plant and equipment;

•                  biological assets;

•                  business combinations and goodwill;

•                  contingent assets, liabilities and legal obligations;

•                  valuation of derivatives; and

•                  deferred income tax.

Revenue recognition and financial assets

We recognize revenue when: (1) the amounts of revenue can be reliably measured; (2) it is probable that future economic benefits will flow to us; and (3) when specific criteria has been met for each of our sales. Revenue is the net sum of sales, after tax deductions, discounts and sales returns.

Sale of products. The recognition of revenue for domestic and export sales is based on the following principles:

(1) Pulp - domestic market: sales are mainly made on credit, payable within a maximum period of 30 days. Revenue is recognized when the customer receives the product, whether on the carrier’s premises (Free On Board (FOB) - Incoterm) or on its own premises (Cost, Insurance and Freight (CIF) - Incoterm).

(2) Pulp - export market: export orders are normally supplied from own or third party warehouses located near strategic markets. In general, these sales are recognized when they are delivered to the carrier or to the customer and the risks and benefits are transferred to the customer.

(3) Paper - domestic market: sales are made for cash or on credit (usually 30, 60 or 90 days). Revenue recognition is consistent with that applied to pulp sales.

(4) Paper - export market: export orders are normally supplied from our own or third party warehouses located near strategic markets. Revenues and associated costs are recognized when the products are delivered to the carrier, and the risks and benefits are transferred to the customer. The shipping terms (CIF or FOB (Incoterms)) determine the time of revenue recognition.

Financial income. Financial income is recognized on the accrual basis, using the effective interest method, and to the extent that realization is expected.

Financial Assets

We classify our financial assets into the following categories: (1) held for trading (2) loans and receivables; and (3) held to maturity. The classification depends on the purpose for which the financial assets were acquired.

(1) Held for trading - The financial assets held for trading reflect their active and frequent trading, mainly in the short term. These assets are measured at fair value and the changes in fair value are recognized in the statement of income under “financial income” or “financial expenses”.

(2) Loans and receivables - Loans and receivables have fixed or determinable payment terms and are not quoted on an active market. Loans and receivables are adjusted based on the effective interest rate of the transaction. The effective rate is the rate defined in the contract, as adjusted by the related costs of the transaction.

(3) Assets held to maturity - Assets held to maturity comprise mainly financial assets quoted in an active market where we have the intention and the financial capacity to hold them to maturity. The assets are valued at their acquisition cost, plus contractual earnings recognized in the statement of income based on the effective interest rate.

(4) Fair value - The fair value of investments with publicly-available quotations is based on applicable market prices. With regard to financial assets without an active market, we establish the fair value through valuation techniques, which include comparisons with recent third-party transactions, reference to other instruments that are substantially similar, the analysis of discounted cash flows and option pricing models.

We periodically assess whether there is objective evidence to indicate that a financial asset has been recorded at an amount greater than its recoverable value, and when applicable, an impairment provision is recorded.

Depreciation of Property, Plant and Equipment

We depreciate property, plant and equipment using the straight-line method, in accordance with the estimated economic useful lives of the related assets, ranging from five years for vehicles to 25 years for buildings. Impairment tests are conducted whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We did not record any material impairment during any of the three years ended December 31, 2010. Repairs and maintenance are allocated to the statement of income as incurred. The cost of major renovations is added to the book value of the asset if the future economic benefits exceed the standard of performance initially estimated for the asset. We have not capitalized any material maintenance and repair costs during any of the three years ended December 31, 2010. Land is not depreciated. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset’s book value is immediately written down to its recoverable value if it is greater than its estimated recoverable value.

Biological Assets

Biological assets are measured at their fair value, net of estimated costs to sell at the time of harvest. Depletion is calculated based on the total volume expected to be harvested.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately seven years.

The fair value is determined based on the discounted cash flow method, taking into consideration the cubic volume of wood, segregated by plantation year, and the equivalent sales value of standing timber. The average sales price was estimated based on domestic market prices and on transactions researched, adjusted to reflect the forest price. The volumes used in the valuation are consistent with the annual average harvest for each region.

We have a policy of carrying out semi-annual appraisals of the fair value of these assets.

Business combinations and goodwill

The purchase method is used to account for our acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the closing date. Acquisition-related costs are expensed as incurred.

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling equity in the company acquired is valued at the fair value of the total net assets or at the relevant portion of the fair value of the company’s net identifiable assets. The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and, if lower, is recorded as an advantageous purchase gain in the statement of income on the acquisition date.

For transactions in which we acquire a controlling equity interest in a company that already held an equity interest immediately prior to the acquisition date, this initial equity interest is revalued to fair value on the acquisition date, and if there is a gain, it is recognized in the statement of income.

Contingent Assets, Liabilities and Legal Obligations

The accounting practices for the accounting and disclosure of contingent assets, contingent liabilities and legal obligations are as follows: (1) contingent assets are recognized only when there is evidence that realization is virtually certain, or favorable, final and unappealable court decisions have been obtained. Contingent assets with probable success are only disclosed in an explanatory note; (2) contingent liabilities are provisioned to the extent that we expect to disburse cash flows. Tax and civil proceedings are accrued when losses are assessed as probable, and the amounts involved can be reliably measured. Labor proceedings assessed as probable, and possible losses, are provisioned based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed; and (c) legal obligations are accounted for as payables. As discussed in note 21 to our consolidated financial statements as of and for the years ended December 31, 2010 and 2009 included elsewhere in this annual report, we are party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against potential unfavorable outcome of claims in progress are established and updated based on management’s evaluation, as supported by external legal counsel. In addition, we have tax and civil claims arising in the normal course of business that are assessed as possible losses, as supported by external legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims.

Valuation of Derivatives

For derivatives, we make assumptions as to future foreign exchange and interest rates to recognize the fair value of each instrument. Derivatives are initially recognized at fair value on the date the derivative contract is entered and are subsequently remeasured at fair value. Changes in fair value are recorded in the statement of income. The fair value of financial instruments that are not traded in an active market is determined by using marketable valuation methodologies.

The fair value of derivative agreements may differ from the Mark-to-Market (MtM) amounts for early settlement. This difference might occur due to liquidity, spreads or counterparty interest in early settlement, among other aspects. Management believes that amounts obtained for those agreements, in accordance with the methods described below, reliably reflect fair values. The amounts calculated by management are also compared with the MtM provided by the banks and with the data calculated by the independent financial advisors.

The methods used for the measurement of the fair value of the derivatives used by us for hedging operations consider methodologies commonly used in the market and that are in compliance with widely tested theoretical bases. A summary of the methodologies used for fair value determination purposes by instrument is presented in our audited consolidated financial statements as of and for the years ended December 31, 2010 and 2009 included elsewhere in this annual report.

Deferred income tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to offset current tax assets against current tax liabilities and (2) when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities and where there is an intention to settle the balances on a net basis.

Brazilian economic environment

Our results of operations and financial condition, as reported in our consolidated financial statements, have been affected by the rate of Brazilian inflation and the rate of appreciation or depreciation of the Brazilian currency against the U.S. Dollar, when the annual average rate is considered.

The table below shows the Brazilian National Consumer Inflation Index (IPCA), appreciation (depreciation) of the Real against the U.S. Dollar and the period-end exchange rate and average exchange rates for the periods shown:

	Year ended December 31,
	2010		2009		2008		2007		2006		2005
Inflation (IPCA)	5.9%		4.2%		5.9%		4.5%		3.1%		5.7%
Appreciation (depreciation) of the Real vs. U.S. Dollar (year on year)	4.5%		34.2%		(24.2)%		20.7%		9.5%		13.4%
Year/period-end exchange rate—U.S.$ 1.00	R$	1.66	R$	1.74	R$	2.34	R$	1.77	R$	2.14	R$	2.34
Average (daily-weighted) exchange rate(1) U.S.$ 1.00	R$	1.76	R$	1.99	R$	1.83	R$	1.95	R$	2.18	R$	2.44

(1)	The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. dollar

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the Real against the U.S. dollar because:

•                  a substantial portion of our revenues is denominated in or linked to U.S. dollars;

•                  a substantial portion of our costs are incurred in Reais;

•                  we have certain operating expenses, costs for some of our raw materials and make certain other expenditures, that are denominated in or linked to U.S. dollars; and

•                  we have significant amounts of U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars.

The majority of our pulp sales are made in the export market at prices that are based on international market prices expressed in U.S. dollars.  We generally attempt to set domestic prices that take into account the international market prices for pulp and paper and variations in the real/U.S. dollar exchange rate.  As a result, although most of our domestic sales revenue is in Reais, substantially all of our products are sold at prices that are based on international market prices that are quoted in U.S. dollars.

When the Real depreciates against the U.S. dollar, assuming international market prices of our products remain constant in U.S. dollars, our net sales revenue from export sales increases and we generally attempt to increase the domestic prices for our products in Reais, which may result in reduced domestic sales volumes of our products.  Conversely, when the Real appreciates against the U.S. dollar, assuming international market prices of our products remain constant in U.S. dollars, our net sales revenue from export sales declines and we generally decrease the domestic prices for our products in Reais, which may result in increased domestic sales volumes of our products. In periods of high volatility in the real/U.S. dollar exchange rate, there is usually a lag between the time that the U.S. dollar appreciates or depreciates and the time that we are able to pass on increased or reduced costs in Reais to our customers in Brazil.  These pricing mismatches decrease when the real/U.S. dollar exchange rate is less volatile.

Our consolidated U.S. dollar-denominated indebtedness represented 68.3% of our outstanding indebtedness as of December 31, 2010.  As a result, when the Real appreciates against the U.S. dollar:

•                  the interest costs on our U.S. dollar-denominated indebtedness decrease in Reais, which decrease positively affects our results of operations in Reais;

•                  the amount of our U.S. dollar-denominated indebtedness decreases in Reais, and our total liabilities and debt service obligations in Reais decrease; and

•                  our net financial expenses tend to decrease as a result of foreign exchange gains that we must record.

A depreciation of the Real against the U.S. dollar has converse effects.

Export sales, which enable us to generate receivables payable in foreign currencies, tend to provide a natural hedge against our U.S. dollar-denominated debt service obligations, but they do not fully match them.  Accordingly, we often enter into derivative transactions to mitigate exchange rate fluctuations in our U.S. dollar-denominated indebtedness.  A significant portion of our indebtedness is linked to and repaid principally with the proceeds of our exports.  This indebtedness is denominated in U.S. dollars and is generally available at a lower cost than other types of available funding.  We generally pledge a portion of our receivables as collateral for the ongoing debt service obligations, usually to cover the next installments (principal and interest). These agreements also contain certain financial and other covenants.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2010, our total outstanding indebtedness on a consolidated basis was R$12,022 million.  The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations.  Financial results consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, derivative losses or gains, and other items as set forth in note 27 to our consolidated financial statements as of and for the years ended December 31, 2010 and 2009.  In 2010, we recorded total net financial expense of R$364 million, which mainly consisted of R$1,193 million of interest on loans and financings and accretion of accounts payable — Aracruz Acquisition, R$302 million of foreign exchange gains on loans and financings and other assets and liabilities and a gain of R$527 million of indexation of other assets and liabilities.  In 2009, we recorded total net financial income of R$1,572 million, which mainly consisted of R$2,226 million of foreign exchange gains on loans and financings and other assets and liabilities, R$1,319 million of interest on loans and financings and accretion of accounts payable — Aracruz Acquisition and gain of R$664 million of indexation on other assets and liabilities.  The interest rates that we pay depend on a variety of market factors, including prevailing Brazilian and international interest rates and risk assessments of our Company, our industry and the Brazilian economy made by potential lenders to our Company, potential purchasers of our debt securities and the rating agencies that assess our Company and its debt securities.

S&P, Moody’s and Fitch maintain ratings of our Company and certain of our debt securities.  Any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

Seasonality

The market pulp industry seasonality pattern has been historically correlated with that of paper production.  World paper production normally increases by the end of summer vacation in the northern hemisphere, as well as during the Christmas and New Year holidays.  However, due to specific factors, including pulp and paper machine closures, start-up of new capacities, changes in the cost structure of the industry and the increase of global pulp demand, the seasonality trends observed in the past for the pulp industry may be subject to changes in the future.

A.                                    Operating Results

Recent Developments

Disposition of Conpacel and KSR

On December 21, 2010, we entered into a binding agreement with Suzano Papel e Celulose S.A., or Suzano, regarding the sale of our 50% interest in Conpacel, consisting of (1) a pulp and paper mill located in the city of Americana, State of São Paulo and (2) land totaling approximately 76 thousand hectares associated with the mill, and approximately 71 thousand hectares of forestland (of which 53 thousand hectares were owned and 18 thousand hectares were leased), for an aggregate purchase price of approximately R$1,450 million. We consummated the sale on January 31, 2011. The Conpacel pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 kilotons and a paper mill with an annual production capacity of 390 kilotons. On December 21, 2010, we also entered into a binding agreement with Suzano for the sale of KSR, our paper distribution business unit, for an aggregate purchase price of approximately R$50 million.  The closing of KSR sale occurred on February 28, 2011. We intend to use the proceeds from these asset sales to repay a portion of our indebtedness.

Fibria 2021 Notes

On March 4, 2011, Fibria Overseas issued U.S.$ 750 million aggregate principal amount of its 6.75% Senior Notes due 2021. Fibria is a guarantor of 100% of the obligation under these notes.

Results of operations

The following table sets forth certain items derived from our statements of income and comprehensive income for the years indicated:

(in thousands of Reais, unless otherwise indicated)	2010	2009

Continuing operations

Net revenues	6,283,387	5,292,972
Cost of sales	(4,694,659)	(4,555,729)

Gross profit	1,588,728	737,243

Operating income (expenses)
Selling expenses	(281,428)	(296,974)
General and administrative	(285,885)	(271,020)
Directors’ fees	(26,431)	(25,103)
Equity in losses of affiliates, net	(7,328)	(1,133)
Other operating income (expenses), net	(7,499)	1,609,016

	(608,571)	1,014,786

Income before financial income and expenses	980,157	1,752,029

Financial income	526,710	664,421
Financial expenses	(1,192,532)	(1,318,851)
Foreign exchange gain (loss) and realized and unrealized gain (loss) on swaps and trading securities, net	301,604	2, 225,965

	(364,218)	1,571,535

Income from continuing operations before taxes on income	615,939	3,323,564

Taxes on income
Current	59,627	(30,660)
Deferred	(146,924)	(796,529)

Net income from continuing operations	528,642	2,496,375

Discontinued operations
Net income from discontinued operations	74,512	93,095

Net income	603,154	2,589,470

Attributable to
Shareholders of the Company - continuing operations	524,134	1,836,130
Shareholders of the Company - discontinued operations	74,512	93,095
Non-controlling interest	4,508	660,245

Net income	603,154	2,589,470

Basic and diluted earnings per share - continuing operations (in Reais)	1.12	7.17

Basic and diluted earnings per share - discontinued operations (in Reais)	0.16	0.39

We operate in two business segments:  pulp and paper, which together account for approximately 99% of our sales. We also have a minor portion of our revenues from our port operations in Portocel.

The following table sets forth, by reportable segment, our net operating revenue as determined in accordance with IFRS:

	2010	2009
Pulp:
Volumes (in thousands of tons)
Domestic	424	382
Export	4,485	4,704
Total	4,909	5,086

Net operating revenue (in millions of R$)
Domestic	484	295
Export	5,368	4,400
Subtotal	5,852	4,695
Services, allocated on pulp segment	58	54
Total pulp segment	5,910	4,749

Average prices (in R$ per ton)	1,192	923

Paper:
Volumes (in thousands of tons)
Domestic
Uncoated printing and writing	5	60
Coated printing and writing	47	46
Chemical / Special	61	60
Total domestic	113	166
Export net	8	2
Total	121	168

Net operating revenue (in millions of R$)
Domestic	351	535
Export	22	9
Total	373	544

Average prices (in R$ per ton)	3,083	3,238

Combined:
Volumes (in thousands of tons)
Domestic	536	548
Export	4,493	4,706
Total	5,030	5,254

Net operating revenue (in millions of R$)
Domestic	835	830
Export	5,390	4,409
Services	58	54
Total	6,283	5,293

The discussion below is based on our consolidated financial statements prepared in accordance with IFRS including the re-presentation of the statement of income and comprehensive income for the year ended December 31, 2009 to be consistent with the accounting standards used for the year ended December 31, 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

Introduction

The international economic recovery above projections in 2010 was mainly driven by the good performance of more mature economies and the consistent growth of some emerging markets, which favored the performance of the commodities market, including demand for pulp and paper.

The market pulp industry had two distinct phases. Throughout the first half of the year, supply was limited due to the earthquake that affected the Chilean industry and production problems, while demand remained steady over 2009. Consequently, world producers’ inventories fell to 25 days of supply. These factors were reflected in prices, and in June the European list price for eucalyptus pulp reached US$920 per ton, the highest level since 1995. The second half was marked by the reduction of Chinese pulp imports. With the resume of pulp production to normal levels, global inventories rose to 34 days at the end of the year, the normal level for the industry.

Net Revenues

Net revenues increased by 18.7% to R$6,283 million in 2010 from R$5,293 million in 2009, primarily as a result of the increase of BEKP average list prices in all regions to U.S.$880, U.S.$848 and U.S.$788 per ton, in North America, Europe and Asia, respectively, in 2010, compared to U.S.$621, U.S.$571 and U.S.$517 per ton, respectively, in 2009. The increase in pulp prices offset the decrease in the pulp and paper sales volume from 5,254 kilotons in 2009 to 5,030 kilotons in 2010 mainly as a result of lower demand from Asia in the second half of 2010.

Pulp

Net revenue attributable to sales of pulp increased by 24.6% to R$5,852 million in 2010 from R$4,695 million in 2009, principally as a result of a 29.1% increase in average pulp prices. This increase was partially offset by a 3.5% decrease in our pulp sales volume to 4,909 kilotons in 2010 from 5,086 kilotons in 2009 primarily due to a reduction in demand in Asia, mainly China, in 2010 compared to record high levels experienced in 2009. Pulp prices contributed positively to the increase in total pulp net revenues with average pulp prices increasing by 29.1% to R$1,192 per ton in the year ended December 31, 2010 from R$923 per ton in the year ended December 31, 2009. Exports of pulp constituted 91.7% of our pulp net revenue and 91.4% of our pulp sales volume in 2010, compared to 93.7% and 92.5%, respectively, in 2009.

In 2010, 39.7% of our total sales volume was delivered to Europe, 28.5% to North America and 23.0% to Asia, as compared to 31.7%, 23.5% and 37.1%, respectively, in 2009. Rebates are frequently granted to our significant customers located in Europe and North America. The increase in rebates in 2010 as compared to 2009 was a result of the change in our sales mix, as in 2009 we had higher pulp sales to the Asian market where rebates are lower than in the European and North American markets.

Paper

Net revenue attributable to sales of paper decreased by 31.4% to R$373 million in 2010 from R$544 million in 2009, principally as a result of a 4.8% decrease in average paper prices combined with the decrease of 28.0% in paper sales volume. This decrease in paper sales volume is explained by the absence of the Guaíba Unit production in 2010 (Guaíba Unit was sold in December 2009). Net revenue to the domestic market represented 94.1% and 98.3% of total paper revenue in 2010 and 2009, respectively. In terms of sales paper volume, sales to the domestic market accounted for 92.6% and 98.8% in 2010 and 2009, respectively.

Cost of Sales

Cost of sales increased by 3.0% to R$4,695 million in 2010 from R$4,556 million in 2009, primarily as a result of (1) the effects of higher depreciation and depletion due to the higher wood prices and volumes, (2) greater impact from maintenance downtimes in 2010, compared to 2009, (3) an overall increase in wood cost explained by an increase in the average distance from our forests to our mills and an increase in the purchase of third party wood and (4) an increase in the provision for loss on the value added tax on sales and services (Imposto sobre Circulação de Mercadorias e Prestação de Serviços), or ICMS. The cash cost of pulp production is one of the main components of our cost of sales. In 2010, our pulp cash cost per ton was R$ 452 per ton, an increase of 1.8% when compared to 2009.  The largest components were, by order of magnitude, wood, chemicals, maintenance, fuel and personnel, which represented approximately 42%, 22%, 12%, 10%, and 7%, respectively.

As a result of the combined effects of the increase in our net revenues and the increase in our cost of sales, our gross profit increased by 115.5% to R$1,589 million in 2010 from R$737 million during 2009. Our gross margin increased to 25.3% in 2010 from 13.9% in 2009.

Selling Expenses

Selling expenses decreased by 5.2% to R$281 million in 2010 from R$297 million in 2009, primarily due to the 4.3% reduction in our total sales volumes. As a percentage of our net revenue, our selling expenses decreased to 4.5% in 2010 from 5.6% in 2009.

General and Administrative Expenses

General and administrative expenses (which includes directors’ fees) increased by 5.5% to R$312 million in 2010 from R$296 million in 2009, primarily as a result of an increase in consulting and third-party service costs incurred during 2010 mainly related to system integration and processes optimization. As a percentage of our net revenue, our general and administrative expenses decreased to 5.0% in 2010 from 5.6% in 2009.

Equity in Losses of Affiliates, net

Equity in losses of affiliates was a loss of R$7 million in 2010, compared to a loss of R$1 million in 2009, as a result of a non-controlling investment.

Other Operating Income (Expenses), Net

We recorded other operating expenses, net of R$7 million in 2010 compared to other operating income, net of R$1,609 million during 2009. This change is primarily the result of (1) R$552 million of fair value gains in biological assets recognized in 2009 pursuant to CPC No. 29 (see Notes 2.14 and 17 to our consolidated financial statements) and (2) a R$1,379 million of gain related to the remeasurement of equity interest held prior to the acquisition controlling interest in Aracruz pursuant to CPC No. 15 in 2009. See Note 29 to our consolidated financial statements.

Financial Results

Financial results included financial expenses, net of R$364 million in 2010, compared to financial income, net of R$1,572 million in 2009, primarily due to an 86.5% decrease in exchange variation gains recorded in 2010 compared to 2009, as a result the 25.5% depreciation of the U.S. dollar against the Real in 2009, compared with a depreciation of 4.5% in 2010.

Financial income. Financial income decreased to R$527 million in 2010 from R$664 million in 2009, primarily as a result of the positive effect of a reversion of a tax contingency related to PIS and COFINS in 2009.

Financial expenses. Financial expenses decreased to R$1,192 million in 2010 from R$1,319 million during 2009, due to decrease of the average cost of our outstanding indebtedness as a result of liability management we began in the first half of 2009 and the prepayment of a portion of our debt.

Foreign exchange gain (loss) and realized and unrealized gain (loss) on swaps and trading securities, net. Net indexation and exchange gains were R$302 million in 2010, compared to R$2,226 million in 2009, primarily due to the 4.5% and 25.5% depreciation of the U.S. dollar against the Real in 2010 and 2009, respectively.

Taxes on Income

The composite nominal Brazilian corporate statutory income tax and social contribution rate was 34% in 2009 and 2010. The effective tax rate applicable to our income before tax and social contribution was 14.2%, reflecting a current benefit of R$60 million and a deferred expense of R$147 million in 2010, while the effective tax rate in 2009 was 24.9%, resulting in a deferred expense of R$797 million. The principal reasons for the difference between the nominal statutory and effective rates during the years ended December 31, 2010 and 2009 were the result of the differences in tax rates in foreign jurisdictions and the reversal of social contribution credit on export profits in 2010 due to the Brazilian Federal Revenue Service (Receita Federal do Brasil or RFB) did not serve an assessment note for 2003 and then they are no longer entitled to claim the amounts for the period (see Note 21 (iii) to our consolidated financial statements), which was in turn partially offset by the effect of the present value adjustment accounts payable from the Aracruz Acquisition and the reversal of social contribution credit on export profits. The disbursement of income tax was R$ 16 million and R$ 7 million in the years ended December 31, 2010 and 2009.

Net Income from Discontinued Operations

We recorded net income from discontinued operations of R$75 million in 2010, compared to R$93 million in 2009, which related to Conpacel and KSR, which we entered into agreements to sell in December 2010. While Conpacel and KSR’s gross margin remained relatively stable between 2009 and 2010, its financial results decreased by 99.6% from a gain of R$22 million in 2009 to a gain of R$0.1 million in 2010. See Note 24 to our consolidated financial statements.

Non-controlling Interest

Non-controlling interest decreased to R$5 million in 2010 from R$660 million in 2009, primarily as a result of non-controlling interests in subsidiaries which were consolidated upon the merger of Aracruz into Fibria on December 31, 2009.

Net Income

As a result of the foregoing, we presented net income of R$603 million in 2010, as compared to net income of R$2,590 million in 2009. As a percentage of net revenue, net income was 9.6% in 2010, as compared to net income of 48.9% in 2009.

B.                                    Liquidity and Capital Resources

Liquidity

At December 31, 2010, our cash and cash equivalents, trading and held-to-maturity securities and derivative financial instruments were R$2,205 million (R$3,968 million at year-end 2009). This decrease is mainly due to the payments of some of our debt as part of our financial strategy to further decrease our leverage as detailed on our Liability Management Plan. (See “Item 5 B. Operational and Financial Review and Prospects — Liquidity and Capital Resources. — Liability Management Plan”).

At December 31, 2010, we had R$195 million (of a total of R$2,205 million) in deposits and investments with our affiliate, Banco Votorantim S.A.  See “Item 7B. Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 15 to our consolidated financial statements.

At December 31, 2010, our balance sheet presented a positive working capital balance of R$2,706 million compared to a R$1,568 million at year-end 2009.  We do not expect to have any difficulty in meeting our short-term obligations since our cash position as of December 31, 2010 was equivalent to 1.1 times our short-term debt. Additionally we believe that we will not have any difficulty to access either capital or banking markets, if necessary. See “Item 5. Operating Results — Recent Developments — Liquidity and Capital Resources”.

Sources of funds

Operating Activities

Cash flow provided by operating activities was R$1,696 million in 2010 compared to R$790 million in 2009 explained by an increase of 29.1% in the average pulp price which more than offset the increase of 3.1% and 5.5% in the cost of goods sold and general and administrative expenses, respectively. We adopt the indirect cash flow method to report our cash flow statement.  See our “Consolidated Statements of Cash Flow” in connection with “Item 5. Operational and Financial Review and Prospects”.

Financing Activities

Financing activities, which include short-term and long-term secured and unsecured borrowings and debt repayments, generated negative net cash flow of R$61 million in 2010, and a positive cash flow of R$3,232 million in 2009.

In 2010, we managed to raise R$6,292 million, principally financing from financial institutions and international debt capital markets.  These funds were the main supporters of our liability management plan.  During 2010, we used cash and these new financing lines to repay R$6,342 million of our outstanding short-term and long-term indebtedness.

During 2009, our principal sources of financing included (1) R$2,998 million in proceeds from our issuance of common shares and preferred shares, and (2) loans and financings of R$5,795 million, principally consisting of financing from financial institutions and the international debt capital markets to support our operations and liability management plan.  During 2009, we used cash and these new financing lines to repay R$5,561 million of our outstanding short-term and long-term indebtedness.

In April and May 2009, we issued and sold (1) 62.1 million common shares to our controlling shareholder, VID, for R$1,180 million, which was paid through the application of R$1,000 million of previously issued advances for capital increases and R$180 million in cash, (2) 43.6 million preferred shares to BNDESPar in exchange for 56.9 million common shares of Aracruz, representing 12.49% of the total share capital, including 5.51% of the voting share capital, of Aracruz, (3) 95.8 million preferred shares to

BNDESPar for R$1,820 million in cash and (4) an aggregate of 9.3 million preferred shares to the Lorentzen, Moreira Salles and Almeida Braga families and the Safra Family for an aggregate of R$180 million.

In December 2009, we sold the Guaíba Unit for R$2,416 million. The proceeds were used to the early settlement of the debt arising from the loss on derivatives at Aracruz.

In December 2010, we announced the sale of Conpacel and KSR operations for R$ 1.5 billion. These transactions were concluded and proceeds received respectively on January 31 and March 1, 2011. Under IFRS, both operations were considered as discontinued operations for the years ended 2010 and 2009. We do not expect to have any major impact on our cash flow generation in 2011 as these operations did not represent a significant portion of our cash flow generation. Furthermore, we have access to short term and long term trade lines to support any cash needs that could eventually arise.

Uses of funds

Investing activities

Cash flow used in investing activities was R$1,818 million in 2010 and R$3,410 million in 2009.

In 2010, investing activities for which we used cash primarily consisted of (1) investments of R$1,066 million in property, plant and equipment, (2) installments of R$2,533 million towards the purchase of shares of Aracruz from the Safra Family and the former shareholders of Arapar and São Teófilo (net of cash included in this transaction), (3) investments of R$1,755 million in trading securities and (4) derivative gains realized in the amount of R$24 million. These uses were partially offset by the proceeds from the sale of equipment of R$20 million.

During 2009, investing activities for which we used cash primarily consisted of (1) investments of R$1,671 million in property, plant and equipment, primarily related to the construction of the Três Lagoas pulp mill, (2) installments of R$1,364 million towards the purchase of shares of Aracruz from the Safra Family and the former shareholders of Arapar and São Teófilo (net of cash included in this transaction), (3) investments of R$2,465 million in trading securities and (4) derivative losses paid in the amount of R$212 million.  These uses were partially offset by the proceeds from the sale of the Guaíba Unit for R$2,273 million.

Debt

At December 31, 2010, our total debt was R$12,022 million, consisting of R$2,064 million in short-term debt (17.2% of total debt). At December 31, 2009, our total debt was R$14,986 million, consisting of R$4,221 million in short-term debt (28.2% of total debt).

Most of our U.S. Dollar-denominated borrowings are either prepayments or export credits made in respect of our export sales or international capital market borrowings which have lower interest rates compared to domestic financings.  With respect to our Real-denominated borrowings, almost all are with the BNDES. At December 31, 2010 and 2009 our outstanding borrowings with the BNDES were R$ 1,754 million and R$ 1,768 million, respectively.

Export Prepayment Agreements

In June 2006, our wholly owned subsidiary VCP Overseas Holding KFT, entered into an export prepayment agreement with a syndicate of banks in an aggregate principal amount of U.S.$375 million divided in three tranches of U.S.$125 million.  The proceeds of the loans under this agreement were used to refinance various outstanding export prepayment loans. In June 2009, we renegotiated the terms of this export prepayment agreement, including an amended applicable interest rate of LIBOR plus 5.75% per annum.  On December 21, 2009, Fibria Trading assumed all of the rights and obligations of VCP Overseas Holding KFT as borrower under the agreement and VCP Overseas Holding KFT remained as a guarantor.  As of December 31, 2009, the aggregate outstanding principal amount under this export prepayment agreement was R$414 million.  On April 7, 2010, we prepaid the aggregate principal amount outstanding under this facility as of that date, which amounted to R$396 million.

In September 2006, we entered into three export prepayment facility agreements with financial institutions in an aggregate principal amounts of U.S.$225 million divided in three tranches of U.S.$75 million, U.S.$223 million divided in three tranches of U.S.$74 million and U.S.$102 million divided in three tranches of U.S.$34 million, respectively.  The proceeds of the loans under these agreements were used to prepay various then outstanding export prepayment loans.  These loans are secured by export receivables.  In September 2009, we renegotiated the terms of this export prepayment agreement, including an amended applicable interest rate of LIBOR plus 4.75% per annum. On December 23, 2009, Fibria Trading assumed all of the rights and obligations of VCP Overseas Holding KFT as guarantor under the U.S.$225 million facility and VCP Overseas Holding KFT remained as a guarantor.  As of December 31, 2009, the aggregate outstanding principal amount under these export prepayment agreement was

R$575 million. On March 31, 2010, we prepaid the aggregate principal amount outstanding under the three export prepayment facility agreements as of that date, which amounted to R$559 million.

In June 2007, we entered into an export prepayment agreement with a financial institution in an aggregate principal amount of U.S.$100 million. Loans under this agreement bore interest at a rate of LIBOR plus 0.38% per annum.  The principal amount of these loans is payable in nine equal semi-annual installments, commencing on June 2011.  In June 2009, we renegotiated the terms of this export prepayment agreement.  As a result, loans under this agreement currently bear interest at a rate of LIBOR plus 4.65% per annum.  In June 2010, we prepaid the aggregate principal amount outstanding under this facility.

In April 2008, we entered into an export prepayment agreement with a financial institution in an aggregate principal amount of U.S.$200 million.  We renegotiated the term of this loan and this loan is currently scheduled to mature in September 2010 and will bear interest at a rate of LIBOR plus 5.00% per annum until that date.  This loan is secured by exports contracts. In March 2010, we prepaid the aggregate principal amount outstanding under this facility.

In July 2009, VCP Overseas Holding KFT entered into a U.S.$54 million export credit facility agreement with a financial institution.  The loan under this agreement bears interest at the CDI rate plus 1% per annum.  Fibria and Fibria-MS are the original guarantors under the floating-rate facility.  Principal payments are due quarterly from July 14, 2010 to July 16, 2012.  On December 22, 2009, Fibria Trading assumed all of the rights and obligations of VCP Overseas Holding KFT as borrower under the agreement and VCP Overseas Holding KFT remained as a guarantor.  As of December 31, 2010, the outstanding principal amount under this export prepayment facility agreement was R$97 million (U.S.$58 million).

In August 2009, Fibria-MS entered into a U.S.$182 million export credit facility agreement with two financial institutions, as arrangers, and an export credit agency (ECA), as lender.  We are a guarantor under this floating rate facility.  The loan bears interest at a rate of LIBOR plus 3.325% per annum, which may be reduced to LIBOR plus 2.825% if our net debt to EBITDA ratio is less than 4.0 to 1.0.  Principal payments are due semi-annually from February 15, 2010 to February 15, 2018.  As of December 31, 2010, the outstanding principal amount under this export prepayment facility agreement was R$266 million.

In November 2009, our wholly-owned subsidiary Fibria Trading entered into an export prepayment agreement with a syndicate of banks in an aggregate principal amount of U.S.$1,175 million divided in two tranches.  Tranche A, in an aggregate principal amount of U.S.$750 million, has a five-year term with a grace period of 3 years and bears interest at LIBOR plus 4% per annum.  Tranche B, in an aggregate principal amount of U.S.$425 million, has a 7-year term with a grace period of 5 years and bears interest at LIBOR plus 4.25% per annum.  The applicable margins of both tranches will be reduced by 1.0% per annum if our net debt to EBITDA ratio is less than 3.5 to 1.0 as of the end of the most recently completed applicable fiscal period (being a fiscal semester, if the net debt to EBITDA ratio is less than or equal to 3.5 to 1.0 as of the end of each of the four fiscal quarters ended immediately prior to such time, or a fiscal quarter, if the net debt to EBITDA ratio is greater than 3.5 to1.0 at such time).  The proceeds from these loans were disbursed on December 28, 2009.  On September 30, 2010, we prepaid the aggregate principal amount outstanding under this export prepayment agreement as of that date, which amounted to R$1,991 million.

In March 2010, we entered into an export prepayment facility agreement, as amended, with a syndicate of banks in an aggregate principal amount of U.S.$535 million that bears interest at LIBOR plus 2.95% per annum. Principal payments are due from April 2012 through April 2017 in installments to match export shipments. The financings are secured by certain export receivables.

In March 2010, we entered into an export prepayment credit agreement with a syndicate of banks in an aggregate principal amount of U.S.$600 million at LIBOR plus 2.8% per annum, such margin is subject to adjustment based on our net debt to EBITDA ratio. Principal amortization payments are due from September 2012 through 2017 in installments to match export shipments. The financings are guaranteed by export contracts.

In September 2010, Fibria Trading entered into an export agreement with a syndicate of banks in an aggregate principal amount of U.S.$800 million.  We are a guarantor under this facility, which has a final maturity on September 28, 2018 and bears interest at a rate of LIBOR plus 2.755% per annum (which may be reduced to LIBOR plus 2.50% if our net debt to EBITDA ratio is less than 3.5 to 1.0 for four consecutive fiscal quarters at any time during the term of the loan).  Principal amortizes on this loan on a quarterly basis beginning on March 28, 2013 (with a grace period of one year in 2014).  The debt service under this loan is secured by certain of our export receivables.  The proceeds from this loan were used to repay a portion of the aggregate principal amount outstanding under the Fibria Trading International Export Prepayment Facility Agreement, dated as of November 25, 2009.

In September 2010, we entered into a bilateral export prepayment agreement in an aggregate principal amount of U.S.$250 million.  The loan has a final maturity on September 29, 2020 and it bears interest at a rate of LIBOR plus 2.55% per annum payable on a semiannual basis.  Principal amortizes beginning on this loan in September 2015 and thereafter on each interest payment date.

The debt service under this loan is secured by certain of our export receivables. The proceeds from this loan were used to repay a portion of the aggregate principal amount outstanding under the Fibria Trading International Export Prepayment Facility Agreement, dated as of November 25, 2009.

In September 2010, we entered into an export financing facility (Nota de Crédito á Exportação — NCE) and a related interest swap agreement, for an aggregate principal amount of R$428 million.  The term of the facility and the related swap agreement, is eight years and it bears interest at a rate equivalent to a fixed rate of 5.45% p.a. payable on a quarterly basis.  Principal payments are due annually from September 28, 2016 to September 28, 2018.  A portion of the proceeds from this loan was used to repay the remaining aggregate principal amount outstanding under the Fibria Trading International Export Prepayment Facility Agreement, dated as of November 25, 2009.

Domestic fixed-rate notes

In December 2009, Fibria entered into an R$ 73 million financing with Banco do Brasil referring to Fund for the Financing of the Brazilian Midwest Region (“FCO”) at 8.5% p.a. fixed rates in Reais. This is a line offered by the government in order to incentivize, through financing, investments on the Central East region of Brazil. This amount will mature from July 2010 through December 2017.

Voto-Votorantim III

In January 2004, VPar, our ultimate controlling shareholder, formed Voto-Votorantim III, a company based in the Cayman Islands, for the sole purpose of raising funds.  Voto-Votorantim III issued U.S.$300 million, 7.875% Bonds due 2014 in the international market.  We received 15% of the total amount originally issued, U.S.$45 million, and are the guarantors for this amount.

Voto-Votorantim IV

In June 2005, Voto-Votorantim IV, a wholly-owned subsidiary of VPar, issued U.S.$ 400 million of 7.75% Notes due 2020 that were placed with investors in North America, Europe, Asia and Latin America.  Fibria is a guarantor of 50% of the 7.75% Notes due 2020 and in turn received U.S.$ 200 million of the proceeds.  On September 6, 2005, we acquired a 50% equity interest in Voto-Votorantim IV and continue as the guarantor for 50% of these Notes.

International fixed-rate notes

Fibria 2019 Notes

On October 30, 2009, Fibria Overseas issued U.S.$1 billion aggregate principal amount of its 9.250% Senior Notes due 2019. Fibria is a guarantor of 100% of the obligations under these notes.

Fibria 2020 Notes

On May 4, 2010, Fibria Overseas issued U.S.$750 million aggregate principal amount of its 7.50% Senior Notes due 2020. Fibria is a guarantor of 100% of the obligations under these notes.

Shortly after pricing Fibria 2020 Notes, we commenced an exchange offer in which additional Fibria 2020 Notes were offered in exchange for up to U.S.$1 billion of the Fibria 2019 Notes. The exchange offer was completed in May 2010, with holders representing approximately 94% of the aggregate principal amount of the Fibria 2019 Notes agreeing to exchange their notes for Fibria 2020 Notes.  As a result of this exchange offer, as of December 31, 2010, the aggregate principal amount outstanding under the Fibria 2020 and Fibria 2019 Notes was R$2,931 million (U.S$1,759 million).

Fibria 2021 Notes

On March 4, 2011, Fibria Overseas issued U.S.$ 750 million aggregate principal amount of its 6.75% Senior Notes due 2021. Fibria is a guarantor of 100% of the obligation under these notes.

BNDES Financing

BNDES, the parent of BNDESPar, one of our principal shareholders, has been an important source of debt financing for our capital expenditures As of December 31, 2010, the BNDES loans outstanding totaled R$ 1,754 million related principally to the capacity increase projects, all of which are denominated in Reais. The BNDES loans are secured by liens on property, plant and equipment, bank guarantee and a lien on certain land, and by personal guarantees of an owner of Hejoassu, the ultimate parent of the Votorantim Group.  BNDES loans bear interest indexed to either Taxa de Juros de Longo Prazo, or TJLP, (a nominal long-term interest rate that includes an inflation factor) or UMBNDES (a weighted average exchange variation on a basket of currencies, predominantly U.S. Dollars) plus a spread.  At December 31, 2010, the TJLP was fixed at 6.00% p.a., and during 2009 averaged 6.25% p.a.

As of December 31, 2010, BNDES represented approximately 14.6% of our financial indebtedness, and is expected to remain as a significant source of financing in the future. See below details on amount and maturities:

Index	R$ in millions	Maturity
TJLP	1,542	2017
UMBNDES	212	2017
	1,754

For further information on the financing agreements with BNDES, see Exhibit 4.6 incorporated by reference in this annual report.

Leasing

The Company signed capital leases agreement with the Bank Société Générale for the acquisition of machinery used to fell and harvest trees in the total amount of R$83 million. The first tranche of R$5 million was released in September 2008 and matures in 2013.  The outstanding amount as of December 31, 2010 was R$ 23 million.

Maturities

At December 31, 2010, the amount of our short-term debt (including current portion of our long-term debt and the payable for Aracruz Acquisition) was R$ 2,064 million.  At December 31, 2010, the annual maturities of our debt were as follows:

Year	Amount
(R$ in millions)
2011	2,064
2012	617
2013	811
2014	1,001
After 2014	7,529
Total	12,022

Covenants

The following table summarizes the most restrictive financial covenants for each relevant fiscal quarter:

	Dec/ 2010	Mar/ 2011	Jun/ 2011	Sep/ 2011	Dec/ 2011	Mar/ 2012	Jun/ 2012	Sep/ 2012	Dec/ 2012	Mar/Sep thereafter	Jun/Dec thereafter

Debt Service Coverage Ratio (1)	0.6	0.75	1.2	1.0	1.2	1.0	1.2	1.0	1.2	1.0	1.2
Net Debt to EBITDA Ratio (2)	4.8	5.0	3.0	4.25	3.0	4.0	3.0	4.0	3.0	3.5	3.0
Total Debt to Total Capitalization Ratio (3)	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7

(1)

Defined as the ratio of (i) EBITDA in accordance with practices adopted in Brazil and adjusted (for the last four quarters) with respect to (ii) the total debt maturing during the following four consecutive quarters plus financial expenses to be paid during the following four consecutive quarters.

(2)	Net debt to Adjusted EBITDA (for the last four quarters).

(3)	Total debt to shareholders’ equity.

Many of these instruments also contain other covenants that restrict, among other things, the ability of Fibria and its subsidiaries to:

•                  merge or consolidate into other entities or otherwise dispose of all or substantially all of our assets;

•                  consummate certain sales and exchanges;

•                  incur additional indebtedness;

•                  issue guarantees;

•                  incur additional liens;

•                  issue or sell share capital of relevant subsidiaries;

•                  making certain restricted payments, including payment of dividends; or

•                  enter into certain transactions with affiliates.

In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.  The principal events of default under our export prepayment agreements include:

•                  non-payment of the principal amount or interest;

•                  inaccuracy of any declaration, guarantee or certification provided;

•                  cross-default and cross-judgment default, subject to an agreed minimum of U.S.$50 million;

•                  subject to certain cure periods, breach of any obligation under the agreement;

•                  certain events of bankruptcy or insolvency of Fibria or certain of its subsidiaries.

Our long-term borrowings contain various covenants regarding compliance with certain financial ratios and other restrictions.  At December 31, 2010, the Company was in compliance with all covenants. See Note 20 to our consolidated financial statements and “Item 5A. Operating and Financial Review and Prospects — Operating Results — Results of Operations.”

Liability Management Plan

Since 2009, we have been implementing a liability management plan aimed at (1) matching our loan maturities with cash generation, (2) improving our capital structure, (3) recovering our investment grade rating and (4) securing financing for our growth strategy under favorable market conditions.

As part of our liability management plan we entered into the following transactions:

•                            In October 2009, we entered into a purchase agreement for the sale of the assets represented by the industrial installations, lands and forests collectively known as the Guaíba Unit.  The aggregate purchase price of the Guaíba Unit was U.S.$1,430 million.  Pursuant to the terms of the purchase agreement, the original purchase price may be subject to adjustments.  The purchase and sale agreement contains certain price adjustment provisions, pursuant to which a U.S.$48 million decrease in the original purchase price has been estimated by the parties, subject to their definitive agreement.  On December 15, 2009, we received the payment of the first installment of the purchase price for an amount of U.S.$1,300 million.  The second installment of the purchase price in the amount of U.S.$80 million (R$139 million) was paid in January 2010.

•                       On October 30, 2009, Fibria Overseas, our wholly owned subsidiary, issued U.S.$1.0 billion in notes due in 2019 at a coupon of 9.250% per annum and yield of 9.375%.

•                       In December 2009, we entered into a two-tranche export prepayment facility for an aggregate principal amount of U.S.$1,175 million.  The proceeds of the loans were disbursed on December 28, 2009.

•                       We received aggregate proceeds of U.S.$3.6 billion in connection with these transactions, which were applied to (1) a partial prepayment on December 28, 2009 of U.S.$2.1 billion of the outstanding principal amount under the Export Prepayment Refinancing Credit Facility and (2) the repayment of debt maturing in 2010 and 2011, including the debt resulting from the Aracruz Acquisition.

•                       In March 2010, we entered into an export credit facility agreement in an aggregate principal amount of U.S.$535 million in order to refinance existing debt at a lower cost and a longer tenor.

•                       On May 4, 2010, Fibria Overseas issued U.S.$750 million in notes due 2020 at a coupon of 7.50% per annum.  We repaid the balance of the Export Prepayment Refinancing Credit Facility with a portion of the net proceeds from the Fibria 2020 Notes, thus, eliminating some of our most restrictive covenants.

•                       Shortly after pricing Fibria 2020 Notes, we commenced an exchange offer in which additional Fibria 2020 Notes were offered in exchange for up to U.S.$1 billion of the Fibria 2019 Notes.

•                       On June 18, 2010, we entered into an export prepayment credit agreement with a syndicate of banks in an aggregate principal amount of U.S.$600 million.

•                       In September 2010, we entered into certain export financing facilities in an aggregate principal amount of U.S.$1.3 billion (equivalent to R$2,210 million on the date the export financing facilities were received), a portion of the proceeds of which were used to repay U.S.$1,175 million (equivalent to R$1,997 million on the date the long-term indebtedness was repaid) of our long-term indebtedness corresponding to the aggregate principal amount outstanding under the Fibria Trading Export Prepayment Facility Agreement, dated as of November 25, 2009.

•                       On December 21, 2010, we entered into a binding agreement with Suzano regarding the sale of our 50% interest in Conpacel and the sale of KSR, our paper distribution business unit, for an aggregate purchase price of R$1,500 million, which will contribute to the reduction of our debt.  The closing of the Conpacel and KSR sale occurred on January 31 and February 28, 2011, respectively.

•                       On March 4, 2011, Fibria Overseas issued U.S.$ 750 million aggregate principal amount of its 6.75% Senior Notes due 2021. Fibria is a guarantor of 100% of the obligation under these notes.

Capital expenditures

Our capital expenditures totaled R$1,066 million in 2010 and R$ 1,671 million in 2009.  Capital expenditures in 2009 were higher than in 2010 mainly due to large investments in the start up of the Três Lagoas pulp mill which took place in March 2009. In 2010, investments in forestry renewal that have been minimized during 2009 due to the world financial crisis, increased by 61.9% and total maintenance investments increased by 117.2%. We continued investing in a new forest reserve (land acquisition and plantation) in Mato Grosso do Sul State. These expenditures for land acquisition and forestry plantation assure our supply of raw materials for current or eventual expansion of our pulp mill capacity.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2010	2009
	(in millions of Reais)
Industrial Expansion	25	1,009
Forest Expansion	29	57
Subtotal Expansion	54	1,066
Safety/ Environment	84	25
Forestry Renewal	502	310
Maintenance, IT, R&D, Modernization	291	134
Subtotal Maintenance	877	469
50% Conpacel	75	58
50% Veracel	59	78
Total	1,066	1,671

We expect our capital expenditure to be approximately R$ 1,640 million in 2011.  The following table shows the estimated breakdown of planned capital expenditures during 2011, which is expected to be financed by cash generated from operations and by existing cash:

2011
(in millions of Reais)
Industrial Expansion	89
Forest Expansion	362
Subtotal Expansion	451
Safety/ Environment	69
Forestry Renewal	670
Maintenance, IT, R&D, Modernization	326
Subtotal Maintenance	1,065
50% Conpacel	7
50% Veracel	117
Total	1,640

C.                                    Research and development, patents and licenses, etc.

As a producer of pulp, we seek to gain a better understanding of the entire production process and obtain competitive advantages by continuous investments in research and technological development. By attempting to identify the characteristics of both wood and pulp that are essential for the production of high quality pulp and paper, we improve our processes and develop innovative, higher quality products. The research and development activities conducted within our research center are directed towards increasing the productivity of our forests, improving the quality of the eucalyptus wood used as our raw material, increasing the efficiency of our productive process and industrial yields, and developing new, innovative higher quality products, in a sustainable way. These efforts are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes. Our total disbursements, both directly and indirectly, in research and development were R$ 30 million and R$ 29 million in 2010 and 2009, respectively. Our expenditures in research and development have been commensurate with our growth and our continued efforts to maintain our competitive advantage.  This strategy has enabled us to develop high quality sustainable forests at lower costs and with minimal environmental impact, and to continue to supply the market with improved products and reinforcing our long-term relationships with key customers.

Fibria Technology Center

The main objective of the Fibria Technology Center is to add value to the overall business. Our portfolio of research projects includes activities ranging from plant nurseries, improvements in eucalyptus species, to developing new products. Our forestry technology is focused on wood quality and forest productivity and sustainability in such areas as genetic improvement, forest biotechnology, plant physiology, soil and plant nutrition, silviculture, forest protection and environmental development.

In the last 40 years, improvements in technology in the forestry area, specifically in the use of advanced genetic techniques, have led to notable increases in the forest yields. We also maintain a significant level of investment in a biotechnology program, involving national and international partnerships. The main goals of the biotechnology program are to improve forest and industrial productivity and reduce total costs by producing: (1) better wood quality for industry applications (wood density, fiber morphology and chemistry); (2) higher operational yields (forest and industry); and (3) greater raw material homogeneity.  In 2010, we also continued developing advanced tissue culture and new clonal propagation techniques.

In certain of our units, we have conducted a soil monitoring process over the last 20 years, which has revealed, particularly over the last decade, that fertility may be enhanced through programs of nutritional management.  Furthermore, we have performed specific studies since 1993 into the quantity and quality of superficial and underground water by monitoring water tables in representative locations in our plantations and by our production units, which continue to indicate that there have been no material changes to the composition of the water in these water tables, thus confirming that our plantation and production processes are not contaminating the surrounding water tables.

In our continuous search for better environmental performance, we have developed the Fibria Bioindex software, which combines relevant indicators for statistical analysis of diversity indices in our plantations and areas of natural vegetation based on landscape ecology analysis.  We use our Fibria Bioindex to support planning and detection of opportunities to improve management, allowing the development and implantation of new techniques.

Our research and development teams also continuously assess new trends and advances in the industries in which we operate, which can lead to the development of new products and the entry into new markets.  In particular, recently we have recently been closely following developments of production techniques powered by biofuels and alternative biomass-based products.

In connection with our pulp and paper production processes, in the last few years we have studied how to improve fiber quality and our industrial production techniques.  In relation to our pulp production, new technologies have been tested in wood treatment, cooking and bleaching processes, together with optimizing the use of additives and other materials to improve pulp quality. In relation to our paper production, in joint studies with selected partners, we have concentrated on researching alternative fiber properties that we believe may lead to an increase of BEKP in the average paper furnish, depending on the grade of paper.  As a result of these studies, we are able to offer our clients a wider range of pulps and paper based on specially engineered fibers, different pulp production processes, the use of specific agents and different stock preparation technologies.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2010. This table does not reflect swap transactions discussed under “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

	Payments Due by Period (1)
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of Reais)

Total debt commitments (1)	620	604	2,881	6,453	10,558
Aracruz purchase financing	1,441	—	—	—	1,441
Interest payable	732	—	—	—	732
Capital lease obligations (2)	20	19	39		78
Operating leases (3)	515	471	304	421	1,710
Purchase obligations (4)	438	50	14	49	551
Pension contribution (5)	7	21	35	—	62
Total contractual obligations and commitments (6)	3,772	1,164	3,274	6,923	15,133

(1)	Includes short and long-term loans and financings shown in our consolidated financial information, excluding interest payable, swap adjustments and/or derivatives.

(2)	Includes any agreements with suppliers of our assets (including for the Jacareí project).

(3)	Includes land leases and wood supply.

(4)

Includes take-or-pay contracts. We have long-term “take-or-pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for periods from one year to 18.8 years for which the contractual obligations are R$273 million per year. Additionally, we have a long-term “take-or-pay” contract with a supplier of pulp for 30 years. The contractual obligation in connection with this contract is R$103 million per year.

(5)	Represents a contribution of R$7 million per year.

(6)	Excludes amounts of probable cash outflows which are expected to arise upon settlement of contingencies due to uncertainties with respect to timing of payments.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain probable and estimable losses arising from tax, civil and labor claims of R$364.1 million as of December 31, 2010.  See “Item 8. Financial Information. — Contingencies”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

We are managed by a Board of Directors (Conselho de Administração), and a Board of Executive Officers (Diretoria). The address of the management of our Company is Alameda Santos 1357, 6th floor, São Paulo, State of São Paulo, Brazil.

Board of Directors

Our Board of Directors is required to meet four times a year and on an extraordinary basis whenever corporate interests so require.  The members of the Board of Directors are appointed at General Shareholders’ Meetings and serve for two-year terms.  Our

Board’s responsibilities include determining our general business strategies, electing the Executive Officers and supervising the management. The Board of Directors is currently made up of the following members:

Name	Member Since	Age	Position
José Luciano Duarte Penido	April 30, 2009	63	Chairman
Paulo Henrique de Oliveira Santos	November 5, 2009	52	Alternate
João Carvalho de Miranda	April 30, 2009	48	Vice-chairman
Sérgio Duarte Pinheiro	November 5, 2009	41	Alternate
Raul Calfat	August 24, 2009	58	Member
Gilberto Lara Nogueira	November 5, 2009	62	Alternate
Alexandre Silva D’Ambrosio	August 24, 2009	48	Member
José Luiz Braga	December 22, 2009	62	Alternate
Wang Wei Chang	August 24, 2009	64	Member
Samuel de Paula Matos	December 22, 2009	63	Alternate
Armando Mariante Carvalho Junior	November 5, 2009	62	Member
André Biazus	November 5, 2009	46	Alternate
Eduardo Rath Fingerl	November 5, 2009	57	Member
José Armando de Figueiredo Campos	December 22, 2009	62	Member
Antonio Luiz Pizarro Manso	December 22, 2009	66	Alternate
Alexandre Gonçalves Silva	December 22, 2009	66	Member
Mauricio Aquino Halewicz	December 22, 2009	38	Alternate

We present below a brief biographical description of each member of our Board of Directors:

José Luciano Duarte Penido.  Mr. Penido has served on our Board of Directors since April 30, 2009 and has been serving as Chairman of our Board of Directors since August 30, 2009.  He is also Chairman of the Board of Bracelpa, Co-chairman of the SFPI (Sustainable Forest Products Industry), a member of the Working Group of the WBCSD (World Business Council for Sustainable Development), Honorary Counselor of the CDP-SA — (Carbon Disclosure Project South America), a member of the Board of AMCHAM Brazil (American Chamber of Commerce), a Director of the Center of Industries of the State of Rio Grande do Sul and a member of the Council of Economic and Social Development of the State of Bahia.  Prior to his appointment as Chairman of our Board of Directors, he had served as our chief executive officer for five years.  Prior to January 2004, Mr. Penido served as CEO of Samarco Mineração S.A. for eleven years.  Mr. Penido is also a director of the Rio Grande do Sul Industry Committee, where he chairs the Enterprise Citizenship Council.  Mr. Penido also serves as a counselor of the Ethos Institute for Business & Social Responsibility (Instituto Ethos de Empresas e Responsabilidade Social) and Chairman of Associação Corredor Ecológico do Vale do Paraiba.  Mr. Penido has a bachelor’s degree in Mining Engineering from the Universidade Federal de Minas Gerais and has had a long career in large mining projects.

João Carvalho de Miranda. Mr. Miranda has served as a member and Vice-Chairman of our Board of Directors since April 30, 2009.  He is also a member of our Finance Committee. He had also been a member of the board of directors of Aracruz Celulose S.A. from March to April 2009. He joined Votorantim Industrial S.A. as Chief Financial Officer in March 2009. Before joining the Votorantim Group in 2009, Mr. Miranda had been the executive vice president of Global Banking at Banco Citibank S.A. in Brazil from 2006 until 2009.  Mr. Miranda was also the CEO of Citibank N.A. in Chile from 2004 to 2006 and corporate bank head of Citibank, N.A. in Brazil from 1998 to 2004.  Prior to 1998, Mr. Miranda took several positions at ING Barings and Aracruz.  Mr. Miranda holds a bachelor degree in Economics from Pontifícia Universidade Católica do Rio de Janeiro and a master’s degree in Business Administration from COPPEAD (Instituto de Pós-Graduação e Pesquisa em Administração of Universidade Federal do Rio de Janeiro) along with an extension course at the Wharton Business School at the University of Pennsylvania.

Raul Calfat.  Mr. Calfat has served on our Board of Directors since August 24, 2009.  Mr. Calfat has been Executive Managing Director of Votorantim Industrial S.A. since January 2004 and Managing Director of all industrial business at Votorantim since January 2006.  Previously, Mr. Calfat was a member of the Board of Directors of Aracruz since July 16, 2004 and was elected Chairman of the Board of Directors of Aracruz on March 6, 2009. Mr. Calfat served as vice president of Bracelpa from 1996 to 2004 and as president of the Pulp and Paper Association of São Paulo from 1993 to 1995.  Mr. Calfat previously served as president of our Company and of Papel Simão, where he began his career as a trainee in 1973.  Mr. Calfat graduated from FGV with a bachelor’s degree in Business Administration.  Mr. Calfat also completed the management development program for senior executives at the International Institute for Management Development (IMD) in Lausanne, Switzerland.

Alexandre Silva D’Ambrosio.  Mr. D’Ambrosio has served as a member of our Board of Directors since August 24, 2009.  Mr. D’Ambrosio is general counsel and a managing director of VID.  Since June 2003, Mr. D’Ambrosio has served as chief legal officer of VPar and has also served as a member of the Board of Directors of Aracruz since April 2004.  Prior to joining the Votorantim Group, Mr. D’Ambrosio served from 2001 through 2003 as vice president for Legal and Corporate Affairs of Global Village Telecom Ltda. — (GVT in Brazil, and from 1999 through 2001 as general counsel of Telemig and Telenorte Celular S.A. in Brazil.  Mr. D’Ambrosio previously practiced corporate law in the United States from 1986 through 1996, as an associate and partner in major law firms in Washington, D.C. and New York City.  Mr. D’Ambrosio is licensed both as a Brazilian and U.S. lawyer and member of the Ordem dos Advogados do Brasil (OAB-São Paulo), the District of Columbia Bar, and the Court of International Trade in New York.  Mr. D’Ambrosio graduated from the University of São Paulo (LL.B ‘84), from the Harvard Law School (LL.M ‘86) and from the National Law Center of George Washington University (MCL ‘89).

Wang Wei Chang.  Mr. Chang has served as a member of our Board of Directors since August 24, 2009.  Mr. Chang also serves as independent risk officer of the risk committee of VPar since February 2009. In addition, Mr. Chang has been a member of the Board of Directors of Aracruz since March 6, 2009.  Mr. Chang previously served as the head of the financial planning and control unit and as controller at Banco Chase Manhattan S.A. in Brazil.  Mr. Chang also served as treasurer of Chase Manhattan Bank N.A. in Chile, and managing director of Chase Manhattan Bank, N.A. in São Paulo from September 1988 until July 1995.  Mr. Chang served as vice president of Citibank, N.A. in Brazil and Hong Kong from May 1974 until May 1986, and as vice president and chief financial officer of Perdigão S.A. from July 1995 until June 2008. Mr. Chang is also member of the Senior Advisory Board and alternate member of the Board of Directors of Brasil Foods S.A.  Mr. Chang graduated with a bachelor’s degree in Electrical Engineering from Escola Politécnica de São Paulo in 1971 and a master’s degree in Industrial Engineering from Pontifícia Universidade Católica do Rio de Janeiro in 1973.  In addition, Mr. Chang has completed training seminars sponsored by Perdigão S.A., Banco Chase Manhattan S.A., Citibank N.A. and other institutions in Brazil, the United States, Puerto Rico, Chile, Europe, Hong Kong, Japan and the Philippines related to management, strategic planning, leadership training, finance, capital markets, financial controls, credit, marketing, real estate, trade finance, and sales.

Armando Mariante de Carvalho Junior. Mr. Carvalho Junior is a member of the Board of Directors of Fibria since November 5, 2009 and he has served as Vice-President of the BNDES since April 2006. Prior to that, Mr. Carvalho served as an executive officer of the BNDES as from December 2004, being responsible, during such period, for industrial and foreign market matters. From March 2000 to December 2004, Mr. Carvalho served as President of Inmetro (Instituto Nacional de Metrologia, Normalização e Qualidade Industrial). Mr. Carvalho served as Superintendent Director of Finame from February 1999 to March 2000. From 1985 through 1988, Mr. Carvalho worked for the Food and Agriculture Organization of the United Nations. Mr. Carvalho graduated with a bachelor’s degree in Chemical Engineering from Universidade Federal do Rio de Janeiro — UFRJ and received a master’s degree in Industrial Engineering from Pontificia Universidade Católica do Rio de Janeiro — PUC/RJ, and in Business Administration from the London Business School.

Eduardo Rath Fingerl. Mr. Rath Fingerl is a member of the Board of Directors of Fibria since November 5, 2009 and he has served as an executive officer of the BNDES since April 2006, being currently responsible for capital markets and environmental matters. From July 1996 to February 2000, Mr. Fingerl served as an executive officer of the BNDES, responsible for industrial operations. Mr. Fingerl served as technical officer of the Brazilian Foundation for Sustainable Development (Fundação Brasileira para o Desenvolvimento Sustentável) from June 1992 to June 1993. From August 1989 to June 1992, Mr. Fingerl served as executive officer of Petroquímica da Bahia S.A. From May 1976 to August 1989, Mr. Fingerl worked at the BNDES in various positions. Mr. Fingerl was member of the Board of the New Club of Paris. He was also manager of Foreign Commerce Chamber (Câmara de Comércio Exterior) and member of the Board of Entrepreneurs of Softex. Mr. Fingerl graduated with bachelor’s degree in Industrial Engineering from Universidade Federal do Rio de Janeiro — UFRJ and received a Master’s degree in Industrial Engineering from Instituto de Pós-Graduação e Pesquisa em Administração of Universidade Federal do Rio de Janeiro (COPPEAD).

Jose Armando de Figueiredo Campos. Mr. Campos serves as an independent member of Fibria’s Board of Directors since December 22, 2009. He has also served as a member of the Board of Directors of Banco do Estado do Espírito Santo S.A. (BANESTES) from June 2009 to December 2010.  Mr. Campos has also served as a member of the Board of Directors for ArcelorMittal Brasil S.A. since 2006, being appointed its Chairman in April 2009. After a long career in Cia Vale do Rio Doce, Mr. Campos was Chief Executive Officer of Cia Siderúrgica de Tubarão — CST from 1997 until 2005, and a Vice President between 1992 and 1997. Prior to that Mr. Campos was the President of Instituto Brasileiro de Siderurgia - IBS (2002-2005), Instituto LatinoAmericano do Ferro e do Aço — ILAFA (2002-2004) and President of Conselho Empresarial Brasileiro para o Desenvolvimento Sustentável — CEBDS. Mr. Campos graduated with bachelor’s degree in Engineering from Universidade Federal do Rio de Janeiro — UFRJ and received a Master’s degree in Industrial Engineering from Escola de Minas de Ouro Preto (EMOP/UFOP) and holds a Master in Business Administration degree from Fundação Dom Cabral/INSEAD.

Alexandre Gonçalves Silva. Mr. Silva serves as an independent member of the Board of Directors of Fibria since December 22, 2009 and he has served previously as President and Chief Executive Officer of General Electric do Brasil from 2001 to 2007. From 1989 to 2001 he has served as President and Chief Executive Officer of GE CELMA. Currently Mr. Silva serves as member of the board of directors of TAM, PDG, Equatorial Energia and CSN.  Mr. Silva has also served as the Chairman of the Board of American Chamber of Commerce (AMCHAM) from 2006 to 2010.  Prior to these appointments, Mr. Silva’s professional career spanned 40 years mostly in the aeronautical industry in Brazil.  Mr. Silva holds a bachelor’s degree in Mechanical Engineering from Pontificia Universidade Católica do Rio de Janeiro — PUC.

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

Gilberto Lara Nogueira. Mr. Nogueira is an alternate member of the Board of Directors of Fibria since November 2009. Previously, he was an alternate member of the Aracruz Celulose Board of Directors from April 2004 to January 2009, and a titular member until November 2009. He worked for Rhodia SA as CEO of Rhodia Argentina - 1990/92, Engineering Plastics Business Unit Director - 1992/96, Human Resources Director for Latin America 1996/2001 and Human Resources Director for Polyamide Business in France - 2001/03. He joined VPar in 2003 as Human & Organizational Development Corporate Director. He holds a bachelor degree in Mechanical Engineering by Escola de Engenharia Mauá and a post graduate degree in Business Administration from FGV.

José Luiz Braga. Mr. Braga is an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2009.  Mr. Braga acted for almost 16 years as Aracruz’s General Counsel. He has acted for almost 12 years as the General Counsel to Multiplic Financial Group, a joint venture between Lloyds Bank Group and Multiplic Group. He holds a bachelor of Laws degree of Universidade Católica de Petrópolis Law School (RJ) and became a member of the Brazilian Bar (OAB) in 1972. Mr. Braga completed his graduation courses on corporate and financial law at Instituto de Direito de Empresa da Universidade Cândido Mendes

(RJ) and at Instituto de Estudos do Direito da Economia in 1978 and 1983, respectively.

Maurício Aquino Halewicz. Mr.  Halewicz is an alternate member of the Board of Directors of Fibria since December 2009. He had also been a member of the Board of Directors of Aracruz Celulose S.A. period of June to November 2009. He is the Investor Relations Director of Rede Energia S.A. since December 2010. He was the Controllership Director of Rede Energia S.A. since January 2009. He has been working in the finance area in the utility sector since April 1999. Prior to working in the utilities sector, Mr. Aquino worked at Ambev and as an auditor at KPMG. He graduated in Accounting from Universidade Federal do Rio Grande do Sul and holds a post graduate degree in Engineering Economics from Universidade Presbiteriana Mackenzie.  He also holds an MBA in Corporate Finance from FGV.

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

Sérgio Duarte Pinheiro. Mr. Pinheiro is an alternate member of the Board of Directors of Fibria since November 2009. He had also been a member of the Board of Directors of Aracruz Celulose S.A. period of June 2008 to November 2009. He became Corporate Planning Officer of Votorantim Investimentos Industriais in May 2008. He was the Head of Stern Stewart Brazil from 1999 until 2008. Prior to 1999, he worked for BankBoston. Mr. Pinheiro graduated in Civil Engineering from Escola de Engenharia Mauá, and holds a post graduate degree from IBMEC. He also holds an MBA in Finance from William E. Simon Graduate School of Business at the University of Rochester.

Samuel de Paula Matos. Mr. Matos is an alternate member of the Board of Directors of Fibria since December 22, 2009, and Chairman of the Audit Committee of the Company. He had also been Chairman of the Audit Committee of Votorantim Celulose e Papel S.A. from May 2007 to November 2009. He acted as independent auditor and business consultant since the beginning of his professional career in 1967 and was the CEO of Coopers & Lybrand in Brasil and after its merger with Arthur Andersen was appointed the COO of the new resulting entity and Member of its Executive Committee. From June 2002 to May 2004 acted was an audit partner for Deloitte, Touche & Tohmatsu serving as a Member of its Policy Committee. He graduated in Economics from Faculdade de Economia e Administração da USP and he also holds a bachelor degree in Accounting.

Board of Executive Officers

The following executive officers were appointed by our Board of Directors. They are members of our board of executive officers and are our legal representatives. The board of executive officers meets periodically to review production, and commercial and financial operations.  Our executive officers are as follows:

Name	Age	Position
Carlos Augusto Lira Aguiar	64	Chief Executive Officer (1)
Francisco Fernandes Campos Valério	63	Industrial Operations & Engineering
João Adalberto Elek Júnior	52	Chief Financial Officer & Investor Relations
João Edes Steinle	48	Human and Organizational Development
João Felipe Carsalade	57	Commercial & International Logistics
Marcelo Strufaldi Castelli	47	Paper, Planning, Procurement, Forestry Operations and Technology

(1)   The Board of Directors announced on March 2, 2011 the succession of the Chief Executive Officer, Carlos Augusto Lira Aguiar, who has been in charge since the foundation of the Company, as of September 1st, 2009. According to the process of succession, Marcelo Strufaldi Castelli has been appointed for the Chief Executive Officer position, effective on July 1st, 2011. Subsequent to this transition, Carlos Aguiar will join the Board of Directors of Fibria, beginning in 2012.

We present below a brief biographical description of each executive officer that is not also member of our board of directors:

Carlos Augusto Lira Aguiar.  Mr. Aguiar has served as our Chief Executive Officer since August 28, 2009.  Mr. Aguiar served as president of Aracruz from April 1998 until the Aracruz merger.  Prior to becoming president of Aracruz, Mr. Aguiar served as vice president from April 1993 to April 1998 and as an executive officer from 1985 to 1993. After joining Aracruz in 1981, Mr. Aguiar held various managerial positions in Aracruz’s operations department.  Mr. Aguiar is also a member of numerous industry associations in Brazil and abroad.  He is a foreign member of the Royal Swedish Academy of Engineering Sciences; vice president of Bracelpa; member of the Associação Brasileira de Cultura de Tecidos de Plantas (ABTCP); member of the Industry Federation of the State of Espírito Santo (FINDES); member of the Industry Federation of the State of Bahia (FIEB); member of the Associação de Comércio Exterior do Brasil (AEB), and member of Tappi since 1987 and member of its board since 2007.  Mr. Aguiar holds a bachelor’s degree in Chemical Engineering and Industrial Management from the Universidade Federal do Ceará, Brazil.

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

João Adalberto Elek Júnior.  Mr. Elek was named our Chief Financial and Investor Relations Officer on August 2, 2010.  Prior to joining Fibria, he spent the last three years as chief financial officer and investor relations officer for Net Serviços, and before that, he was the chief executive officer of AT&T Brasil.  He has also worked at Embratel and served as chief executive officer of Telmex Brasil and as a member of Net’s board of directors. In addition, he has 20 years of experience working in the financial department at Citibank. Mr. Elek has a bachelor degree in electrical engineering from PUCRio, a masters’ degree in business administration in marketing planning at COPPEAD/UFRJ and he has a specialization in mergers and acquisitions at Columbia Business School.

João Edes Steinle. Mr. Steinle was named our Human and Organizational Development officer on May 3, 2010.  Mr. Steinle has been a civil engineer since 1987 and has been working in human resources for 20 years, including experience in Brazil, Italy and Latin America.  Prior to joining us, he worked as vice-president of human resources for GlaxoSmithKline, director of human resources for L´Oreal Brazil and Construtora Camargo Correa S.A.  He attended programs on social psychology in Milan, Italy and is currently attending a master’s program on consulting and coaching for change at HEC Paris and Oxford University.

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

Fiscal Council

We have had a permanent fiscal council (Conselho Fiscal) since 2004, which is a corporate body independent of our management and the Company’s independent auditors.

Members of our fiscal council may not be members of our Board of Directors or the board of executive officers, nor can be employees of our Company or the Votorantim Group, or a spouse or relative of any member of our management.  Our fiscal council is made up of between three and five members who are elected at the annual shareholders’ meeting for a one-year term.  Under the Brazilian Corporation Law, any group of non-controlling shareholders that holds at least 10% of the voting shares also has the right to separately elect one member of the fiscal council.

Set forth below are the names, ages and positions of the members of our fiscal council and their respective alternates, each of whom has been appointed to serve until April 2011:

Name	Age	Year First Elected	Position
João Carlos Hopp	82	2001	Member
Geraldo Gianini	60	2006	Alternate
José Ecio Pereira da Costa Junior	59	2009	Member
Marcos de Bem Guazzelli	41	2009	Alternate
Sergio Ricardo Lopes de Farias	46	2009	Member
Rudinei dos Santos	44	2009	Alternate

Audit Committee

NYSE rules require that listed companies have an audit committee that (i) is comprised of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Our audit committee, which, subject to certain exceptions, is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on December 18, 2009. It complies with all of such requirements and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. Our audit committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors. Our audit committee also evaluates the effectiveness of our internal financial and legal compliance controls. Our audit committee is comprised of up to three members elected by the Board of Directors for a term of office coincident with that of the Board of Directors. All members of our audit committee satisfy the audit committee membership independence requirements established under rules of the SEC. The Board of Directors has determined that Samuel de Paula Matos is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act.

The members of the Audit Committee are as follows:

Name	Member Since	Age
Samuel de Paula Matos	December 22, 2009	63
Antonio Luiz Pizarro Manso	December 22, 2009	66
Mauricio Aquino Halewicz	December 22, 2009	38

As of December 31, 2010, the members of our Audit Committee, on an individual basis and as a group, directly own less than 1% of our common shares.

Our audit committee is governed by Internal Regulations (Regimento Interno) which were approved by the Board of Directors in February 2010 which sets forth rules with respect to duties and responsibilities of the committee, its structure and functioning, as well as rights and obligations of its members.

Advisory Committees

We also have four advisory committees, comprised of Board members and others, with the power to make recommendations for the consideration of the Board.  These are the Audit and Risks Committee, the Finance Committee, the Personnel and Remuneration Committee and the Sustainability Committee, each of which has its own internal regulations and acts in accordance with the scope of the Company’s by-laws.  The Audit and Risks Committee supervises the quality and integrity of financial reports, adherence to legal, statutory and regulation, the suitability of processes relating to managing risks and the activities of the internal and independent auditors.  The Finance Committee advises on macroeconomic matters as well as financial strategy and cash and market risk management policies.  The Personnel and Remuneration Committee is tasked with analyzing human resources policies, structures and practices and remuneration policy, among other related matters.  The Sustainability Committee advises the Board on all matters relating to sustainability evaluates investment proposals in terms of sustainability and impact and monitors the implementation of policies, strategies and activities relating to the sustainability of the Company’s operations.

B.                                    Compensation

In 2010, the aggregate annual remuneration paid to our executive officers was R$26 million.  Details are set forth in the table below:

2010
R$ million
Short-term benefits to officers	21.3
Benefits due to contract rescission	4.8
Incentive Program - Phantom Stock Options	0.4
26.4

The Brazilian Corporation Law requires that members of our fiscal council receive remuneration equal to at least 10% of the average amount paid to our executive officers.

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

According to the Brazilian corporate law and to our by-laws, the members of the Board of Directors are elected by the holders of our common shares at the general shareholders meeting.  Fibria’s members of the Board of Directors serve two year terms.  The terms of the members at December 31, 2010 expire on April 2011.

D.                                    Employees

As of December 31, 2010, we employed 5,028 people.  We outsource many of our operations and substantially all of the transportation of wood, pulp and other raw materials.  This accounted for 11,837 persons as of December 31, 2010 and approximately 79% of which work in our forest operations.

Several unions represent our employees and they are considered well organized institutions.  Annual Collective agreements related to non-executive employees were renewed in 2010 for another year, resulting in a base salary increase of up to 7.5%, including administrative, industry and forest personnel.  We believe we have very good relations with our employees.

In March 2000, we began to participate in a Votorantim Group pension plan (Funsejem), which was made available to all of our employees.  For more detailed information, see “Defined Contribution Pension Plan” below.

In December 2005, we provisioned for the costs of post-retirement benefits expected to be paid to current, former or inactive employees upon retirement.  For more detailed information, see “Post-retirement Benefit Plan” below.

Defined Contribution Pension Plan

In March 2000, we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group (Funsejem) which is available to all employees.  For employees below a certain income level we match their contribution limited to 1.5% of the employee’s compensation.  For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation.  Additional contributions can be made at the employee’s option.  Contributions vest in a range of percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service.  Employees’ contributions amounted to R$7 million in 2010 and R$6 million in 2009.

Former Aracruz employees participated in ARUS — Fundação Aracruz de Seguridade Social, a private, not for profit, pension plan operating as a multi-sponsored fund.  As a result of Aracruz Acquisition in 2009, all employees had the option to transfer their contributions made to Arus to Funsejem.

Profit Sharing Plan

Pursuant to Brazilian federal law, companies operating in Brazil are required to share profits with employees beginning from fiscal year 1996.  In 1996, we instituted a profit sharing plan for our employees in addition to providing health and life insurance, transportation, meals and training.  Pursuant to the program, each employee’s share of profits is linked to our operational and financial results.  Employees are eligible to receive a maximum payment of up to 2.3 monthly salaries payable in February of the following year.  Payment is granted if defined goals set by management are achieved by the process or industrial unit in which the employee works and based on the individual performance of the employee.  The unions that represent our employees have agreed to this profit sharing plan.

Post-retirement Benefit Plan

Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company’s employees, their dependents, until they come of age, and their spouses, for life.

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

IAS 19 - “Benefits to Employees” requires that an entity calculate the present value of defined benefit obligations and the market value of the assets of the plans at the end of each reporting period and encourages the entity to contract qualified actuaries to measure such obligations. For interim reporting purposes, measurements are obtained by extrapolating the latest actuarial valuation by an independent expert. The amount recorded as expenses for the year ended December 31, 2010 was R$1 million (R$ 25 million at December 31, 2009).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2010	2009

Discount rate - %	6.75	6.75
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	4.25	4.50
Biometric table of general mortality	AT-83	AT-83
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

Based on the independent actuary’s report, the position of the actuarial calculations is as follows:

	2010	2009
	(in thousand of Reais)
Reconciliation of liabilities
Present value of actuarial obligations	69,469	58,373
Cost of current service
Interest on actuarial obligations	7,747	7,528
Benefits paid	(4,256)	(4,183)
(Gains) losses	(2,797)	7.751

Balance of actuarial obligations	70,163	69,469

A one-percentage-point change in assumed health care cost trend rates would have had the following effects in 2010 (all other assumptions have been held constant):

2010
(in thousand of Reais)
Sensitivity of retiree welfare results
On total service and interest cost components	(976)
On post-retirement benefit obligation	(8,688)

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

In August 2008, we submitted the terms and conditions of the Aracruz Acquisition for review by the antitrust authorities.  On November 24, 2010, CADE unconditionally approved the transaction.

The details of the Aracruz Acquisition were timely submitted to all applicable antitrust authorities in the jurisdictions where Fibria and Aracruz had a market presence other than Brazil, (i.e. Europe, the United States and Asia).  Each of these authorities approved this transaction.

E.                                    Share Ownership

As of December 31, 2010, the members of our Board of Directors and our officers, on an individual basis and as a group, directly own less than 1% of our common shares.  For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or executive officer and their representative percentage relative to the total outstanding shares as of December 31, 2010:

Number of Common Shares
Board of Directors
Jose Luciano Penido	2,001
Raul Calfat	70
Wang Wei Chang	2
João Carvalho Miranda	15
Alexandre Silva D’Ambrosio	2
Armando Mariante Carvalho Junior	1
Eduardo Rath Fingerl	616
José Armando de Figueiredo Campos	1
Alexandre Gonçalves Silva	1
Mauricio Aquino Halewicz	14
Sérgio Duarte Pinheiro	3
Paulo Henrique de Oliveira Santos	675
Gilberto Lara Nogueira	1
José Luiz Braga	1
Samuel de Paula Matos	1
André Biazus	1
Antonio Luiz Pizarro Manso	1
Executive Officers
Carlos Augusto Lira Aguiar	2,431
Francisco Fernandes Campos Valério	3,539
João Adalberto Elek Júnior	0
João Edes Steinle	10,000
João Felipe Carsalade	0
Marcelo Strufaldi Castelli	0
Total	19,376

Source:  Itaú Custódia.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth the principal holders of common shares and their respective shareholdings as of December 31, 2010:

Shareholders	Common Shares	(%)

Votorantim Industriais S.A.	137,269,117	29.34
BNDES Participações S.A.	142,360,457	30.42

The ultimate beneficial owner, in each case, of more than 5% of our common shares through intermediate holding companies is the Ermírio de Moraes family and BNDESPAR, respectively.  All holders of our common stock have the same voting rights.

As a result of capital subscriptions that have occurred in 2009 the following table presents a summary of these changes and the principal holders of common shares at December 31, 2009 and 2010:

	Balance December 31, 2010		Balance December 31, 2009
Shareholders	Number of shares	% of total	Number of shares	% of total
Common Shares
Votorantim Industriais S.A.	137,269,117	29.34	137,269,117	29.34
BNDES Participações S.A.	142,360,457	30.42	157,028,557	33.56
Board, Directors and Fiscal Council	19,376	0.00	9,369	0.00
Public (Free Float)	188,285,696	40.24	173,594,224	37.10
Total Common Shares	467,934,646	100.00	467,934,646	100.00

B.                                    Related-Party Transactions

We have engaged in a number of transactions with related parties, which are described in Note 15(a) to our consolidated financial statements, as of and for the years ended December 31, 2010 and 2009 included elsewhere in this annual report.

The following is a summary of the nature and conditions of the transactions with the related parties:

Controlling shareholders

We have a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for overall remuneration of R$ 9 million and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical assessorial, trainings, including management improvement programs. These services are also provided for the entire Votorantim Group and we reimburse VID for the charges related to the services used.

We have financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (See Note 20(e) to our consolidated financial statements).

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies realized when these contracts were executed.

Subsidiaries, joint ventures and associates

We share our administrative structure with our subsidiary Fibria-MS, and allocates these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no apportionment of expenses is necessary. In June, 2010, there was a one-off purchase of intercompany receivables from this subsidiary relating to export shipments.

Port services for shipping production of the Aracruz unit are contracted from Portocel.  This terminal is a joint venture between us and Cenibra - Celulose Nipo-Brasileira, which holds 49%. The prices and conditions are identical for both shareholders.

As part of the corporate structuring during the Aracruz Acquisition process, we entered into a contract for the rental of industrial assets of the Aracruz unit, through Alícia Papéis S.A. On September 30, 2010, this subsidiary was merged, and the rental contract was rescinded.

We have an accounts receivable balance related to the sale of pulp to Fibria Trading International KFT, which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow our strategic and finance plan and observe the transfer price limits under tax regulations. In addition, we contracted intercompany export pre-payments with this subsidiary, at the rate of quarterly LIBOR plus an average spread of 3.8% p.a., with quarterly payment of principal and interest and final maturity in 2017.

On June 24, 2005, we entered into a loan contract with VOTO IV, a jointly-controlled subsidiary, which raised US$ 200 million, at 8.5% p.a.

On July 27, 2005, we entered into a loan contract with the jointly-controlled subsidiary Asapir Produção Florestal e Comércio Ltda., for the purpose of purchasing 571 thousand m3 of debarked wood, for R$ 14 million, maturing in seven and a half years. This agreement will be settled with wood.

Votorantim Group companies

On January 16, 2004, we executed a loan contract with a wholly-owned subsidiary of VPar, VOTO III, for US$ 45 million, at 4.25% p.a.

We have a contract to purchase energy from Votener -Votorantim Comercializadora de Energia Ltda. to supply our units in Jacareí and Piracicaba. The total amount contracted is R$ 104 million, guaranteeing 787,000 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request a rescission of the contract, that party is required to pay 50% of the remaining balance.

We maintain investments in CDB and securities purchased under agreement to resell issued by Banco Votorantim S.A., with average remuneration of 104.3% of the CDI, maturity on September 27, 2011.  Our cash management policy is intended to provide efficiency in investment returns and guaranteed liquidity, based on market practices. The shareholders agreement limits the intercompany investments to R$ 200 million.  In addition, derivative financial instruments in the form of non-deliverable forwards to sell U.S. dollars, in the notional amount of US$ 24 million, were contracted and settled on January 4, 2010.

On January 1, 2009, we entered into a contract to purchase sulfuric acid from Cia. Nitroquímica Brasileira, for R$ 19 million, guaranteeing the supply of 72,000 metric tons of acid for five years through December 31, 2013. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On April 22, 2008, we entered into a contract for the supply of electrical, fastening and sealing materials, protective equipment and others with Anfreixo S.A. guaranteeing the supply of these items until December 2012. This contract does not establish minimum quantities to be supplied. In addition, services were contracted to maintain records until January 2, 2013 for R$ 2 million.  In the case of contract rescission, no penalties are due by either party, other than the settlement of outstanding invoices.

On April 1, 2009, we entered into a loan contract with Indústria de Papel Pedras Brancas Ltda. for the purchase of debarked wood for R$ 3 million, maturing on December 31, 2010. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On January 10, 2009, we entered into a contract with Votorantim Cimentos Ltda. to sell software for R$ 562 thousand, maturing in eleven months up to December 31, 2010. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

We have land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling of R$ 77 million.

We have land leasing agreements, for approximately 2,060 hectares, with Companhia Brasileira de Alumínio - CBA, which matures in 2023, totaling of R$ 4 million.

In the years ended December 31, 2010 and 2009, no provision for impairment was recognized on assets involving related parties.

Guarantees

As of December 31, 2010, we guaranteed U.S.$245 million principal aggregate amount of debt issued by Voto-Votorantim III and Voto-Votorantim IV, two special purpose companies established by VPar for the sole purpose of issuing debt.  As such, upon maturity of the debt issued, which is also the date of expiration of the guarantee, we will either repay lenders or seek to refinance the maturing debt.  In each case, the outstanding guarantee amount at December 31, 2010 pertains to the amount of proceeds that were received by us and/or our subsidiaries on the issue date.  The remaining debt raised was received and also guaranteed by other members of the Votorantim Group.  The U.S.$245 million corresponding to Fibria is made up of the following:

Primary obligor	Obligations	Issue Date	Outstanding guarantee amount at December 31, 2010	Date of Expiration of guarantee	Beneficiary
Voto-Votorantim Overseas Trading Operations III Limited	U.S.$ 300 million notes issuance	January 23, 2004	U.S.$ 45 million	January 23, 2014	Noteholders and the trustee
Voto-Votorantim Overseas Trading Operations IV Limited	U.S.$ 400 million notes issuance	June 24, 2005	U.S.$ 200 million	June 24, 2020	Noteholders and the trustee
Total			U.S.$ 245 million

Note:  The guarantees provided by us are in favor of other companies of the Votorantim Group.

We believe the other companies of the Votorantim Group, whose debt we guarantee, are creditworthy and we do not expect to be called on to make payments on our guarantees.  In addition, given our ability to obtain short term financing, we do not believe that there is substantial risk of illiquidity even if we are called upon to make payments under our guarantees, individually or in the aggregate.  See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a summary of the guarantees we provided in favor of other companies of the Votorantim Group.  For additional information on our commitments and contingencies, see Note 15 to our consolidated financial statements.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See “Item 3. Key Information — Selected Financial Data” and “Item 18. Financial Statements.”

Contingencies

We are subject to numerous contingencies with respect to tax, labor and other claims.  See Note 21 to our consolidated financial statements and discussions on our critical accounting policies.

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

	2010			2009			January 1, 2009
In R$ thousands	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	169,492	(273,335)	(103,843)	333,773	(607,585)	(273,812)	302,517	(370,165)	(67,648
Labor	39,266	(80,457)	(41,191)	37,929	(97,969)	(60,040)	10,876	(58,970)	(48,094
Civil	311	(10,305)	(9,994)	237	(7,319)	(7,082)	165	(14,117)	(13,952

	209,069	(364,097)	(155,028)	371,939	(712,873)	(340,934)	313,558	(443,252)	(129,694

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

PIS/COFINS

We are contesting in local federal courts changes in the rates and rules for the calculation of PIS and COFINS determined by Law No. 9,718/98. In November 2001, Aracruz was granted a favorable judgment. After analyzing certain unfavorable legal decisions on similar legal actions of other companies and their implications for Aracruz’s case at that time, Aracruz decided to cancel, on August 29, 2003, part of the legal action, regarding the rate increase and changes to the taxable revenue basis of these social contributions, and decided to pay the accrued amount in installments according to a special installment tax collection program called PAES, enacted by Law 10.684/2003. Notwithstanding, due to a judgment issued by the Brazilian Supreme Court in a similar legal action, which considered the modification in the rules for the calculation of PIS and COFINS to be unconstitutional, the Company requested and was granted injunctive relief (medida liminar) allowing it not to pay the PAES installments related to such modification. Taking into account decisions of the Brazilian Supreme Court in regard to the unconstitutionality of such taxes that have been followed by other administrative and judicial courts, indicating that the jurisprudence on the matter is consolidated, as well as the revocation, in 2009, of Section 3, paragraph 1 of Law No. 9,718/98, the Company, based on the advice of external legal counsel, reverted in September 2009 a provision with respect to such legal actions which then equaled R$ 179 million.

Social Contribution on export income (CSSL)

On September 10, 2003, Aracruz obtained a preliminary court order giving it the right not to pay the Contribuição Social sobre o Lucro Líquido (CSLL), a Brazilian federal social contribution generated by export revenue from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard. Pending final decision, the IRS filed two tax assessments demanding for the payment of the CSLL over the period of 2004 and 2005 in the amount of R$ 71 million and R$ 3 million, respectively, in order to prevent the statute of limitation.

Tax Incentive — Agency for the Development of the Northeastern Brazil (ADENE)

The Company’s operations are located within the geographic area of the ADENE, and the pulp and paper sector is considered by the Brazilian government as a priority for the development of such geographic area. Accordingly, during 2002, Aracruz applied for, and was awarded the right to, a reduction in income taxes payable on its operating profits. The tax benefit was authorized by the ADENE and subsequently confirmed by the Brazilian Federal Revenue Service (Receita Federal do Brasil or RFB) in

December 2002. On January 9, 2004, Aracruz was notified by the ADENE of its decision to cancel the assessments (laudos constitutivos) that supported the fiscal benefits to which the Company had been entitled. Such decision resulted from a reexamination by the legal department of the Ministério da Integração Nacional, the Brazilian national integration ministry, which concluded that the geographical area where the Company is located would not be within the geographical area of the fiscal incentive and, therefore, the Company would no longer be entitled to such fiscal incentive.

During 2004 and 2005, the ADENE issued several acts with the objective of annulling the tax benefit used by Aracruz. Such acts were always challenged by Aracruz. Nevertheless, in December 2005 Aracruz was notified by the RFB to pay the amount corresponding to the tax incentive it had recorded, plus interest, in the total amount of R$ 289 million (as of December 31, 2010). Aracruz presented its defense in January 2006 but its arguments have not been accepted by the RFB. Aracruz appealed to the Federal Taxpayers Council and in November 2009 a decision on the merits was issued to partially recognize Aracruz’s right to the tax incentive, with respect to the amounts recorded up to December 31, 2003.

Notwithstanding such decision, it is the management’s understanding, based on advice of external legal counsel, that tax assessment shall be overruled as a whole, including the amounts already recorded until 2004 (R$ 143 million on December 31, 2004), since the tax incentive was recorded pursuant to strict legal requirements and acts of RFB and the ADENE. Therefore, no provisions for loss were booked for the amounts of the benefits already recognized.  The Company’s management also believes, based on external legal counsels’ opinions, that the cancellation of the tax incentive regarding future years (up to 2012 for Fiberlines A and B and 2013 to Fiberline C of the Aracruz Unit) is illegal due to the fact that the incentive was granted upon compliance of predetermined conditions (implantation, expansion and modernization of industrial plants). Therefore, the Company has the vested right to use the tax incentive until the date set forth under applicable law and in the acts issued by the ADENE. However, there is no assurance that the tax benefit will be updated or made available in the future.

Notwithstanding the confidence in the merits of its case, the Company, considering the facts occurred during the years 2004 and 2005, which indicate the ADENE’s and the RFB’s inclination to cancel the tax incentive, decided to be conservative and ceased to recognize the incentive in the calculation of income tax payable from 2005 on and until a final Court decision has been granted.

Tax Assessment Notice

In December 2007, a tax assessment in the amount of R$ 1,170 million was issued by the RFB against our Company, with respect to IRPJ and CSLL on the income resulting from an equity adjustment for investments in offshore companies controlled by us during the period from 2002 to 2006. We consider the expectation of loss under these assessments to be remote and accordingly have recorded no provision with respect thereto.

ICMS

We filed a declaratory lawsuit challenging the legality of the inclusion of the state value-added tax on sales and services, ICMS, on the calculation basis of the tax for social security financing (Contribuição para o Financiamento da Seguridade Social), or COFINS, and also affirming our right to offset the amounts we believe we overpaid. The amount involved in such claims is R$ 61 million.  Based on the advice of our legal counsel, we made a judicial deposit of the whole amount.

We filed lawsuits to affirm the continuance of ICMS credits on raw material purchases for the production of paper. The Brazilian Constitution grants tax immunity for paper used in the production of books, newspapers and periodicals. We argue that such immunity should also apply in respect of raw materials used in the production of the tax-free paper. Based on the advice of our legal counsel, we recorded a provision for contingencies for probable losses in the total amount of R$ 50 million, which we deposited with the court.

Tax Amnesty and Refinancing Program

In September 2009, the Brazilian Government launched a tax Amnesty and Refinancing Program (REFIS). This program granted Brazilian companies the right to pay overdue federal taxes in up to 180 installments with reduced penalties and accumulated interest for late payment.

In November 2009, we elected to include the Company in the REFIS.  As a condition for joining REFIS, the Company was required to withdraw certain claims it had filed in court challenging its obligation to pay taxes. We estimate that the total aggregate amount due to the RFB will be reduced from R$ 242 million to R$ 215 million, representing a discount of 60% on penalties and 25% on interest included in the tax assessments, which we have initially opted to pay in 180 monthly installments.

Pursuant to the terms of the REFIS, the RFB will determine on a case-by-case basis the minimum amount of each installment to be paid. Prior to such determination, we will be required to pay a symbolic minimum per month.  Final amounts due will be consolidated and we will start to pay the agreed monthly installment from August 2011.

As of December 31, 2010, the amount included in the REFIS was R$258 million, for which there are judicial deposits of R$ 214 million. See Note 21 (a) (viii) to our consolidated financial statements.

IRPJ / CSLL — partial approval

We have three requests for the approval of income tax (IRPJ) credits with the Brazilian Federal Revenue Service (Receita Federal do Brasil or RFB), referring to 1997, 1999 and the fourth quarter of 2000, totaling R$ 125 million, of which only R$ 83 million were approved. We made a timely appeal against the rejection of the tax credits. As regards 1997, the claim is pending a decision from the first trial court. For the fourth quarter of 2000, the Company is awaiting a decision on a voluntary appeal, and for 1999 it awaits a decision on an appeal to the High Court of Justice. On the advice of its outside legal counsel, we have not made provisions for these legal proceedings and consider a loss to be possible, but not probable.

Labor Proceedings

We are a party to approximately 2,810 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and we have recorded a provision for labor proceedings of R$ 41 million, which correspond to 16.6% of historical percentage of disbursements for the previous year.

Civil Proceedings

We are a party to approximately 826 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity.
We have insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

We have recorded a provision for civil proceedings of R$ 10 million corresponding only to the probable losses.

Class Action

We are currently a defendant in litigation relating to derivative losses Aracruz incurred in the fourth quarter of 2008.  This litigation includes a securities class action lawsuit filed in November 2008 against Aracruz and certain of its officers and directors in a U.S. federal court purportedly on behalf of persons who purchased Aracruz’s shares and American Depositary Receipts (ADRs) between April 7 and October 2, 2008, which lawsuit we are currently defending. During the first quarter of 2011, Mr. Carlos Augusto Lira Aguiar (currently Fibria’s CEO) and Mr. Carlos Alberto Vieira (formerly a member of the Company’s Board of Directors) were officially served with process in Brazil naming them as additional defendants in the class action.  The complaint asserts claims for alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act, alleging that we misrepresented or failed to disclose information in connection with, and losses arising from, certain derivative transactions into which we had entered. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement.  On October 5, 2009, the plaintiffs filed an amended complaint that narrowed the class of plaintiffs to persons who purchased Aracruz’s ADRs between April 7 and October 2, 2008.

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

The CVM instituted an administrative proceeding related to Aracruz’s losses with derivatives transactions in 2008. CVM has requested us to provide information in connection with those transactions, and we have promptly complied with such request. Proceedings of such nature aim to define the ultimate responsibility of directors, officers, members of the conselho fiscal (fiscal council), independent auditors and shareholders involved with the subject matter of the investigation, and normally do not materially affect the related Company.

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

Commitments

The significant contractual obligations and commitments that affect our liquidity are short-term debt, long term debt, take-or-pay contracts, leases and capital expenditures.

Fibria entered into Take or Pay long-term agreements with suppliers of power, transport, diesel fuel and chemical products for the period of 1 to 18.8 years. Agreements determine termination and suspension clauses of supply due to non-compliance with essential obligations. Contractual obligations assumed on December 31, 2010 represent R$273 million p.a..  Additionally, a Take or Pay long-term agreement was entered into in 2007 related to supply of pulp for 30 years.  Commitment established by this agreement in December 31, 2010 represents R$103 million p.a.

See Note 22 to our consolidated financial statements.

Dividends

General

Under the Brazilian corporate law, we must allocate 5% of our annual net income to a legal reserve (used only to offset any accumulated deficit or to increase the corporate capital) that shall not exceed the amount equivalent to 20% of the company’s capital.

In addition, according to the Brazilian corporate law, after the allocation of any amounts to the legal reserve, we may, subject to shareholders’ approval, make allocations from the remaining balance to a contingency reserve against future losses.

As determined by the Brazilian corporate law and reflected in our by-laws, at the end of each fiscal year, all shareholders are entitled to receive a mandatory dividend, also known as the Mandatory Distribution.  The company must distribute at least 25% of its net income after taxes, after deducting the accumulated losses and after deducting any amounts allocated to employee’s and management participation, and as reduced or increased, as the case may be, by the following amounts:

•                  the amount allocated to the legal reserve; and

•                  the amount allocated to the contingency reserve and any amount written off in respect of the contingency reserve accumulated in previous fiscal years.

Dividends must be distributed within 60 days, from the annual shareholders’ meeting in which the distribution was approved, unless a shareholders’ resolution determines another date, not later than the end of the fiscal year in which such dividend was declared.

The Brazilian corporate law permits, however, a company to suspend the mandatory distribution of dividends if the Board of Directors reports to the shareholders’ meeting that the distribution would be incompatible with the financial condition of the company, subject to approval by the shareholders’ meeting and review by the Fiscal Council. Net income not distributed due to the suspension mentioned here must be attributed to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as the financial situation of the company permits.  The rules regarding suspension apply to the holders of ADSs.

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

In general, shareholders who are not residents of Brazilian residents must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil.  The common shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which is the registered owner on the records of the registrar for our shares.

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

Brazilian law allows the payment of dividends only in Reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with IFRS.  At December 31, 2010, in our financial statements prepared in accordance with IFRS, we had unappropriated retained earnings —Reserve for Investments of R$5,078 million.  Unappropriated retained earnings as reported in accordance with IFRS may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future.  No dividend distribution can be made if an accumulated deficit is reported in accordance with IFRS, unless the negative balance is eliminated by the reversal of other reserves.

Payment of dividends

In 2009, in addition to the factors described above and in view of the Aracruz Acquisition, the resulting increase of our level of indebtedness, the liability management program and our long term business plan and as permitted by the applicable statutes of Brazilian corporate law, our Board of Directors recommended that no dividends or interest attributable to capital be paid with respect to the reported results of 2009.  The General Shareholders’ Meeting held on April 30, 2010 approved to omit such payment.

For the year ended December 31, 2010, our Board of Directors will propose to the General Shareholders’ Meeting scheduled for April 28, 2011 the distribution of dividends relative to the fiscal year ended on December 31, 2010 in the amount of R$0.30 per share, totaling R$142 million and also the payment of the dividends related to the fiscal year ended on December 31, 2009 considering that our financial situation permits such dividend. This dividend reflects only the mandatory minimum dividend established in our by-laws and as determined by the Brazilian corporate law.

B.                                    Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2010, other than the events already described in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.                                    Offer and Listing Details

The ADSs are listed on the New York Stock Exchange under the trading symbol “FBR.”  Our common shares trade on the São Paulo Stock Exchange under the symbol “FIBR3” (prior to November 18, 2009 we traded under the symbol “VPC4”).  At December 31, 2010, we had approximately 20,299 shareholders of record at the BM&FBOVESPA.

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

		Reais per Share (Preferred share until August 12, 2009, and Common Shares thereafter)		U.S. Dollars per ADS
		High	Low	High	Low

2005:	Annual	39.37	23.39	15.69	10.61

2006:	Annual	44.30	27.20	20.04	12.22

2007	Annual	59.18	36.19	34.45	17.01

2008:	Annual	57.46	11.80	38.38	5.32

2009:	First Quarter	19.75	8.51	9.89	3.92
	Second Quarter	25.40	11.10	13.84	5.41
	Third Quarter	31.65	20.64	17.15	11.46
	Fourth Quarter	39.77	23.80	23.11	13.11
	Annual	39.77	8.51	23.11	3.92

2010	First Quarter	40.80	32.59	24.13	17.53
	Second Quarter	39.69	26.15	23.04	14.02
	Third Quarter	30.60	24.47	18.03	13.73
	Fourth Quarter	31.75	25.86	19.19	15.21

Share Price for the most recent six months:
	September	30.60	28.71	18.03	16.40
	October	30.46	26.82	17.96	16.19
	November	31.75	26.59	19.19	15.28
	December	28.88	25.86	16.98	15.21
	January	25.73	27.95	16.65	15.31
	February	23.68	26.29	15.67	14.21

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

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world.  At December 31, 2010, the aggregate market capitalization of the 381 companies listed on the São Paulo Stock Exchange was equivalent to approximately U.S.$ 1.5 trillion, and the ten largest companies listed on the São Paulo Stock Exchange represented approximately 48.8% of the total trades in the year.  Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder.  On December 31, 2010, we accounted for approximately 0.80% of the market capitalization of all listed companies on the São Paulo Stock Exchange.

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation See “Item 10. Additional Information — Taxation” and “Item 10. Additional Information — Exchange Controls.”

São Paulo Stock Exchange Corporate Governance Standards

The São Paulo Stock Exchange has three listing segments:

•                                          Level 1;

•                                          Level 2; and

•                                          Novo Mercado (New Market)

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

After being listed on the Level 1 of Corporate Governance since November 14, 2001, on May 20, 2010 we agreed to comply with heightened corporate governance and disclosure requirements established by the São Paulo Stock Exchange in order to qualify for a differentiated listing qualification as a company admitted to the “Novo Mercado level of Corporate Governance Requirements.”

As a result we have agreed, among other things, to: (i) maintain a share capital structure composed exclusively of common shares; (ii) ensure that shares representing 25% of our total outstanding share capital are held by investors other than our directors, executive officers and any controlling shareholders; (iii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iv) comply with minimum quarterly disclosure standards; (v) follow stricter disclosure policies with respect to transactions involving our securities made by any controlling shareholders and our directors and executive officers; (vi) make a schedule of corporate events available to our shareholders; (vii) offer tag-along rights to minority shareholders (meaning that, upon the acquisition of a controlling interest, the purchaser must also agree to purchase the shares of minority shareholders for the same price paid for the shares in the controlling stake); (viii) in the event of a delisting of shares, conduct a public tender offer for our common shares at a price at least equal to the economic value determined pursuant to an appraisal; (ix) present an annual balance sheet prepared in accordance with, or reconciled to, U.S. GAAP or International Financial Reporting Standards; (x) establish a two-year term for all members of the board of directors; (xi) require that at least 20% of our board of directors consist of independent directors; and (xii) submit to arbitration by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) all controversies and disputes involving our company, members of our Board of Directors, Board of Executive Officers, Fiscal Council or shareholders relating to the application, validity, efficacy, interpretation, violation or effect of the Novo Mercado listing agreement and regulations, our bylaws, the Brazilian Corporation Law or the rules of the CMN, the Central Bank, the CVM or the Market Arbitration Chamber or other rules within the jurisdiction of the Market Arbitration Chamber.

All members of our Board of Directors, our board of executive officers and our Fiscal Council have signed a management compliance statement (Termo de Anuência dos Administradores) under which they take personal responsibility for compliance with the Novo Mercado listing agreement, the rules of the Market Arbitration Chamber and the regulations of the Novo Mercado.

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

B.                                    Memorandum and Articles of Association

Our by-laws are filed as Exhibit 1 to this annual report.  The information otherwise contemplated by this Item has previously been reported in our registration statement on Form F-4 filed with the Commission on October 28, 2009 (Reg. No. 333-162703).  This description does not purport to be complete and is qualified in its entirety by reference to our Bylaws, the Brazilian Corporation Law and the rules and regulations of the CVM.

C.                                    Material Contracts

Acquisition of additional equity interest in Aracruz

Fibria acquired an additional equity interest in Aracruz, after execution of two share purchase agreements (“SPAs”).  Upon the closing of the second SPA on April 29, 2009, Fibria owned approximately 84.09% of Aracruz’s voting capital.  See “Item 4A. Information on Fibria — History and Development”.

Shareholders’ Agreement of Fibria

Under the terms of the Investment Agreement entered into between BNDESPar, VID and ourselves (as an intervening party), VID and BNDESPar have entered into a shareholders’ agreement of Fibria under which the approval of certain matters will depend on the affirmative vote of BNDESPar; including:

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

•                  participation of the Company in groups of companies, reduction in the level of listing with BM&FBOVESPA or deregistration;

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

Agreements filed as Exhibits

The representations, warranties and covenants granted by us in any agreement that is filed as an exhibit to this report were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to others.  Moreover, such representations, warranties or covenants were accurate only as of the date when made.  Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

For additional information on our material contracts, see “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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

Resolution No. 1,927 provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.  An application was filed to have the ADSs approved by the Central Bank and the CVM under Annex V, and we received final approval before the ADSs Offering.

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

Right of Withdrawal

The Brazilian corporate law provides that, under certain circumstances, a shareholder has the right to withdraw its equity interest from the company and to receive payment for the portion of shareholders’ equity attributable to its equity interest.  Such right of withdrawal may be exercised by a dissenting or non-voting shareholder, if a vote of at least 50% of voting shares authorizes us:

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

**ADSs:

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs in a taxable year beginning before January 1, 2013 will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited consolidated financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year.  In addition, based on our audited consolidated financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2011 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

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

In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of common shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in the common shares or ADSs.  Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the common shares or ADSs have been held for more than one year.  Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders is eligible for taxation at preferential rates (generally 15% for non-corporate U.S. holders in taxable years beginning before January 1, 2013.  The deductibility of capital losses is subject to certain limitations under the Code.  Gain, if any, realized by a U.S. holder on the sale or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain for U.S. foreign tax credit purposes.  Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of common shares or ADSs, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax.  Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year.  U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, common shares or ADSs.

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

Under U.S. federal income tax law and the Treasury regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U. S. holders may be subject to these reporting requirements unless their common stock or ADSs are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial. U.S. holders should consult with their own tax advisers regarding the requirements of filing information returns, and, if applicable, filing obligations relating to the PFIC rules.

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

General

We use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and also take into account the natural hedge provided by our exports in determining our hedging needs.  We establish strict internal policies with respect to our currency exposure positions and revise these policies from time to time in response to new economic information on the macroeconomic environment in Brazil.  The exposure to foreign currency risk is guided by risk management policies.

We also use conventional instruments, mainly non deliverable forwards (NDFs) and swaps to mitigate the volatility of foreign exchange rate fluctuations on our U.S. Dollar-denominated revenue or Brazilian Real debt. The revenue is fixed in Brazilian Real by forward contracts and the debt is converted in U.S. Dollar to match the revenue currency.  The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of income in “Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net.”

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

At present, we, along with other Brazilian companies, have limited sources of long-term financing denominated in Reais.  We believe we have access to a sufficient number of foreign-currency financing sources to meet our needs without resorting to more expensive Real-denominated financing. U.S. dollar denominated debt also works as a natural hedge for our U.S. dollar denominated revenue generated from our pulp exports.

Our foreign currency debt reflects a strategy to continue borrowing funds in U.S. Dollars, and to invest the proceeds in investments bearing higher interest rates in the Brazilian market.  We have succeeded in lengthening the average maturity of our debt over time.  The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 28% at December 31, 2009 and 17% at December 31, 2010.

Foreign currency risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. Dollar.  Foreign currency-denominated liabilities include borrowings denominated mainly in U.S. Dollars.  Our sales outside of Brazil are largely U.S. Dollar-denominated, while sales of pulp within Brazil are denominated in Reais but linked to U.S. Dollar prices, working as a natural hedging for our currency exposure, with most of our operating costs being denominated in Reais.  Our export revenues, swap contracts and non deliverable forward transactions partially mitigate the exposure arising from our U.S. Dollar-denominated debt.  We evaluate the macroeconomic situation and its impact on our financial position on a daily basis.

Our foreign currency loans and financings totaled R$8,214 million and R$8,901 million as of December 31, 2010 and 2009, respectively.

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

	December 31, 2010	% of the total	December 31, 2009	% of the total
	(in R$ million)		(in R$ million)
Denominated in US Dollars:
Floating rate	4,778	39.7	5,748	38.4
Fixed rate	3,436	28.6	3,153	21.0
Total Debt denominated in US Dollars	8,214	68.3	8,901	59.4

Denominated in Reais:
Floating rate	1,754	14.6	377	2.5
Fixed rate	613	5.1	2,023	13.5
Payable- Aracruz Acquisition	1,441	12.0	3,684	24.6
Total Debt denominated in Reais	3,808	31.7	6,084	40.6
Total	12,022	100.0	14,985	100.0

Interest rate risk

Our debt is denominated in Brazilian Reais, in U.S. Dollar and in Japanese Yen. The Real-denominated debt has exposure to fixed rates, to the Brazilian Interbank Deposit Rate or CDI which is calculated on a daily basis, and to the Brazilian Long Term Interest Rate or TJLP which is determined on a quarterly basis by the National Monetary Council. The U.S. Dollar-denominated debt has exposure to fixed rates (mainly the Notes issued by Fibria — Notes 2019, 2020 and 2021) and Libor rates (mainly Export Prepayment Agreements. The Japanese Yen-denominated debt relates to a Bond which is swapped to U.S. Dollar, and has no exposure to the Japanese Yen or Japanese interest rate.

Our cash and cash equivalents is mostly denominated in Reais and is based on the CDI rate. On December 31, 2010, the CDI rate was 10.12% p.a. and during 2009 it averaged 9.97% p.a.

As of December 31, 2010, we had loans and financings (including hedge positions) subject to floating interest rates, which totaled 59% of our total indebtedness, in which (1) 39% bore interest based on LIBOR, (2) 13% bore interest based on the TJLP, a nominal long-term interest rate that includes an inflation factor, in the case of real-denominated indebtedness, (3) 5% based on CDI and (4) 2% based on a foreign currency basket, which is mostly on U.S. Dollars, in the case of the foreign currency portion of our credit facilities with BNDES. Giving effect to our hedging transactions (including interest rate swaps) in respect of the LIBOR denominated indebtedness, 33% of our total indebtedness as of December 31, 2010 was exposed to variations.  Floating interest rate exposure is primarily subject to the variations of LIBOR as it relates to U.S. Dollar-denominated borrowings and to the variations of the TJLP, an annual long-term interest rate that includes an inflation factor that is determined quarterly by the National Monetary Council.  During 2008, the TJLP rate was 6.25% p.a. On December 31, 2010 and December 31, 2009 the TJLP was fixed at 6.00% p.a.

To determine the fair value of assets and liabilities, amounts were adjusted, when applicable, based on market or contractual interest rate.  The table below provides information about our significant interest rate-sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2010:

	2011	2012	2013	After 2013	Total
	(in millions of Reais)
Assets:
Cash and cash equivalents	—	—	—	—
Floating-rate denominated in Reais	78				78
Fixed-rate denominated in U.S. dollars	353	—	—	—	353
Trading securities
Floating-rate denominated in Reais	1,640	—	—	—	1,640
Fair value of derivative financial instruments	80	(6)	(2)	61	133
Total cash, cash equivalents, trading securities, and derivative financial instruments	2,152	(6)	(2)	61	2,205

Liabilities:
Short-term debt:
Floating-rate debt denominated in Reais	309	—	—	—	309
Floating-rate debt denominated in U.S. dollars	87	—	—	—	87
Fixed-rate debt denominated in Reais	1,558	—	—	—	1,558
Fixed-rate debt denominated in U.S. dollars	110	—	—	—	110

Long-term debt:
Floating-rate debt denominated in Reais	—	332	321	1,220	1,872
Floating-rate debt denominated in U.S. dollars	—	275	482	3,765	4,523
Fixed-rate debt denominated in Reais	—	9	8	45	62
Fixed-rate debt denominated in U.S. dollars	—	—	—	3,500	3,500
Total liabilities	2,065	617	811	8,530	12,022

Derivative Instruments

Most of our revenue is denominated in U.S. dollars. We have U.S. Dollars/Brazilian Reais forward contracts (NDFs) to protect our short term cash flow from unfavorable exchange rate movements. We also have interest rate swaps and cross-currency swaps to hedge our indebtedness. Our interest rate swaps hedge the LIBOR and our cross-currency swaps hedge our yen-denominated debt, swapping such debt to U.S. dollar-denominated debt. See Notes 2.6 and 2.7 to our consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

At December 31, 2010, derivatives held by the Company are as follows:

(i)             A cross-currency swap in which the Company receives Japanese Yen and pays U.S. Dollars, with a notional amount of US$ 45 million and maturity date in 2014.  This swap was contracted to hedge the long-term loan denominated VOTO III from the fluctuation of the Japanese Yen.  As of December 31, 2010, the fair value of this swap was positive by R$17 million.

(ii)            Non-Deliverable Forwards (“NDF”) are all over-the-counter, cash settled transactions.  It is related to a future purchase and/or sale of determined quantity of currency, without initial disbursement, based on a notional amount and a forward price.  The total notional amount was US$ 737 million and the longest maturity date is December 2011.  The sum of the fair value of these forward contracts is R$91 million.

(iii)           A swap in which the Company receives three month LIBOR and pays fixed interest rate, with notional amount of US$317 million and last maturity date on July, 2014.  This swap was contracted to fix the cost of the underlying loan and reduce the Company’s cash flow risk.  The sum of the fair values of these swaps is negative by R$15 million.

(iv)          A cross-currency swap in which the Company receives CDI (a Brazilian interbank rate in Reais) and pays U.S. Dollar fixed rate. The swap is hedging a Real denominated debt, converting it to a U.S. dollar-denominated debt. The notional amount is U.S.$247 million and, the longest maturity is September 2018.  The sum of the fair values of these swaps is R$40 million.

The following procedures were adopted for the derivatives contract valuations at December 31, 2010:

(i)             Swaps: were evaluated by the future cash flow, considering the contractual or projected rates, up to maturity dates, discounted to present value using market rates, in each currency, from BM&FBOVESPA and Bloomberg;

(ii)            NDF: were evaluated by the difference of the asset estimated at each maturity date by the vertices interpolation obtained from equivalent transactions at BM&FBOVESPA as of December 31, 2010 and the contractual reference amount at the maturity date;

Our derivatives counterparties are all financial institutions, with rating equal or better than A / A2 (from Fitch, S&P or Moody’s) or brAA- / AA3.br.

Derivative instruments are classified and its fair value demonstrated in the table below based on one of the following categories:

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

	Notional	Fair value at the reporting date			Year Ended December 31,
	amount	Level I	Level II	Level III	2010
	(in thousands of origin currency)		(in thousands of Reis)
NDF (US$)	737,131	—	90,790	—	90,790
Swap JPY x USD (JPY)	754,615	—	17,201	—	17,201
Swap CDI x USD (US$)	246,612	—	39,886	—	39,886
Swap LIBOR 3M x Fixed (US$)	317,371	—	(14,905)	—	(14,905)
			132,972		132,972

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Citibank, N.A., as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the establishment and maintenance of the ADS program.  The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees.  It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse the Company annually for certain investor relations programs or special promotional activities.  In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility.  There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.  During calendar year 2010 the depositary reimbursed the Company in the amount of R$1.3 million.

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

Management’s Report on Internal Control over Financial Reporting:  Fibria’s management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934.  Fibria’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Fibria’s internal control over financial reporting as of December 31, 2010.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (COSO).  Based on this assessment, management concluded that, as of December 31, 2010, Fibria’s internal control over financial reporting is effective based on those criteria.

Changes in internal controls.  There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm.  The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their attestation report which appears herein.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of the Company has determined that Mr. Samuel Matos, a member of its Board of Directors and of its Audit Committee, is an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations.

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has adopted a code of ethics (“Code of Ethics”) that applies to all Fibria’s employees, including the members of our financial department, our chief executive officer, our chief financial officer and our chief accounting officer.  No waivers, either explicit or implicit, of provisions of the Code of Ethics were granted to our chief executive officer, chief financial officer or chief accounting officer in 2010.  A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2010 and 2009.

Year Ended December 31	2010	2009
	In thousands of Reais
Audit Fees	4,848	5,124
Tax Fees	382	868
Audit-Related Fees	1,997	1,952
Total	7,227	7,945

Audit Fees

Audit fees in 2010 and 2009 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the integrated audit of our annual financial statements, reviews of quarterly financial statements, statutory audits of our subsidiaries, the bond offers and of our internal control over financial reporting, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Tax Fees

Tax fees in 2010 and 2009 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with tax services related to the audit procedures.  Includes fees charged in connection with the review of the income tax returns of Fibria Celulose S.A.

Audit-Related Fees

Audit-related fees in 2010 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the assessment and recommendations for improvements and internal control over financial reporting.  In 2009 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the review of treasury controls and policies to support the audit process.

Pre-Approval Policies and Procedures

Our Board of Directors approves, based on the recommendation of the Audit Committee, all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes.  Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement.  Under the Sarbanes Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement.  In 2010 and 2009 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Treasury shares transactions and additional paid-in capital:

(i)            On March 23, 2010 we repurchased 309,451 of our own shares at an average price of R$ 33.99 per share (Note 22(d) to our consolidated financial statements).

(ii)           On July 2, 2009, certain shareholders exercised the right of withdrawal of 36,670 preferred shares. Based on the redemption amount of R$20.61 per share, the amount due to dissenting shareholders was R$ 756 (Note 23(a) to our consolidated financial statements).

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors.  Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company.  Brazilian law does not have a similar requirement.  Under Brazilian law, neither our Board of Directors nor our management is required to test the independence of directors before their election to the board.  However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors.  Fibria does not have a majority of independent directors serving on its Board of Directors.

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

Compensation Committee

NYSE rules require that listed companies have a Compensation Committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to CEO compensation, evaluating CEO performance and approving CEO compensation levels and recommending to the board non CEO compensation, incentive compensation and equity based plans.  We are not required under applicable Brazilian law to have a Compensation Committee, although we have established an advisory committee (that is not comprised entirely of Board members) to advise on certain of these matters.  Under the Brazilian Corporate Law, the total amount available for compensation of our directors and executive officers and for profit sharing payments to our executive officers is established by our shareholders at the annual general meeting.  The Board of Directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members.  In making such determination, the board reviews the performance of each executive officer and each of the goals they were supposed to achieve during the year.

Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the Securities and Exchange Commission, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3. In addition, the audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), have an internal audit function and otherwise fulfill the requirements of the NYSE and Rule 10A-3. There is no requirement for an audit committee under Brazilian law and there are features of Brazilian law that require adaptation of the independent audit committee rule to local practice, as permitted by NYSE Rule 303A.06 and Rule 10A-3. As a foreign private issuer, Fibria is in compliance with Rule 303A.06 and Rule 10A-3. Our audit committee, which is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on December 18, 2009. It complies with all of such requirements and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. Our audit committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors. Our audit committee also evaluates the effectiveness of our internal financial and legal compliance controls.

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

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following consolidated financial statements are filed as part of this annual report, together with the report of Independent Registered Public Accounting Firm:

All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 19.  EXHIBITS

Exhibit Number	Description

1#	English translation of the By-laws.

2.(a)(1)**

Form of Amended and Restated Deposit Agreement dated as of August 12, 2009 among us, Citibank, N.A., as depositary, and the Owners and Beneficial Owners of American Depositary Receipts, including the form of American Depositary Receipts.

2.(a)(2)******	Free translation of the Novo Mercado Listing Rules

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

2.(b)(3)#	Indenture dated as of March 3, 2011 among Fibria Overseas Finance Ltd., Fibria Celulose S.A. and Deutsche Bank Trust Company Americas, in respect of the 6.750% Senior Notes due 2021

2.(b)(4)#	Indenture dated as of May 4, 2010 among Fibria Overseas Finance Ltd., Fibria Celulose S.A. and Deutsche Bank Trust Company Americas, in respect of the 7.500% Senior Notes due 2020.

Exhibit Number	Description
2.(b)(5)

The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

3.1.+++++	Investment Agreement, dated January 19, 2009, among us, VID, BNDESPar and VPar

3.2##	Form of Shareholders’ Agreement, dated October 29, 2009, among us, VID, BNDESPar and VPar

4.1+	Exchange Agreement dated September 19, 2006 by and between Votorantim Celulose e Papel S.A. and International Paper Investments (Holland) B.V.

4.2+++++	Joint Venture Agreement dated May 8, 2007 between Votorantim Celulose e Papel S.A. and Ahlstrom Louveira Ltda.

4.3+++++	Strategic Business Agreement dated as of August 6, 2007 between Oji Paper Co., Ltd. and Votorantim Celulose e Papel S.A.

4.4+++	Share Purchase Agreement, dated January 19, 2009, among us, the Families and VID.

4.5+++	Share Purchase Agreement, dated March 5, 2009, among us, Joseph Yacoub Safra, Moise Yacoub Safra and VID.

4.6+++	Financing Agreement dated July, 2008 through credit facility of R$108,000,000.00 and R$432,000,000.00 by and between the National Bank of Economic and Social Development — BNDES, VCP

4.7#	Establishment Purchase Agreement dated February 28, 2011 between the Company and Suzano Papel e Celulose S.A. (Portuguese language original together with an English language summary)

4.8#	Trademarks Assignment and Transfer Agreement dated February 28, 2011 between the Company and Suzano Papel e Celulose S.A. (Portuguese language original together with an English language summary)

4.9#	Establishment Purchase Agreement dated January 31, 2011 between the Company and Suzano Papel e Celulose S.A. (Portuguese language original together with an English language summary)

6	See Note 2(l) to our consolidated financial statements for information explaining how earnings per share information was calculated.

8	See Note 2(c) to our consolidated financial statements for information regarding our subsidiaries.

11.1******	English translation of Code of Ethics.

12.1#	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer.

12.2#	Rule 13a-14(a)/15(d)-14(a) Certificate of the Chief Financial Officer

13.1#	Section 1350 Certification of Chief Executive Officer.

13.2#	Section 1350 Certification of the Chief Financial Officer

**	Incorporated herein by reference to our registration statement on Form F-6 filed on June 24, 2009 (File No. 160187).

***	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2004 (File No. 001-15018).

****	Incorporated herein by reference to our annual report on Form 20-F filed on June 29, 2006 (File No. 001-15018).

*****	Incorporated herein by reference to our submission on Form 6-K filed on October 23, 2009 (File No. 001-15018).

******	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2010 (File No. 001-15018).

+	Incorporated herein by reference to our annual report on Form 20-F filed on February 1, 2007 (File No. 001-15018).

++	Incorporated herein by reference to our annual report on Form 20-F filed on January 31, 2008 (File No. 001-15018).

+++	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2009 (File No. 001-15018).

++++	Incorporated herein by reference to our filing on Amendment No. 1 to Form F-4 filed on November 9, 2009 (File No. 333-162703).

+++++	Incorporated herein by reference to our submission on Form 6-K filed on January 27, 2011 (File No. 001-15018).

##	Incorporated herein by reference to Exhibit 3.1.10 to Exhibit 3.1 to our submission on Form 6-K filed on January 27, 2011 (File No. 001-15018).

#	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIBRIA CELULOSE S.A.
By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive Officer

By:	/s/ João Adalberto Elek Júnior
	Name:	João Adalberto Elek Júnior
	Title:	Chief Financial Officer

Date: March 31, 2011

Fibria Celulose S.A.

Consolidated Financial Statements

as at December 31, 2010

and Reports of Registered

Public Accounting Firm

Fibria Celulose S.A.

Consolidated Financial Statements at

December 31, 2010

and Report of Registered

Public Accounting Firm

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

4              The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2010 the Company’s internal control over financial reporting is effective.

São Paulo, February 14, 2011

/s/ Carlos Augusto Lira Aguiar	/s/ João Adalberto Elek Júnior
Chief Executive Officer	Chief Financial Officer and Invertors
Relationship	Director

Report of Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Fibria Celulose S.A.

1              In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2010, December 31, 2009 and January 1, 2009, and the results of their operations and their cash flows for each of the years ended December 31, 2010 and 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

2              A company ‘s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company ‘s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company ‘s assets that could have a material effect on the financial statements.

3              Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, February 14, 2011

/s/PricewaterhouseCoopers
Auditores Independentes

Índice

Statements Financial
Consolidated Balance Sheets			F-8
Consolidated Statements of Income and Comprehensive Income			F-10
Statements of Changes in Shareholders’ Equity			F-11
Consolidated Statements of Cash Flow			F-12
Notes to the Consolidated Financial Statements
1	Operations		F-14
2	Presentation of Financial Statements and Significant Accounting Practices		F-15
	2.1	Presentation of financial statements	F-15
	2.2	Consolidation	F-16
	2.3	Segment reporting	F-17
	2.4	Foreign currency translation	F-17
	2.5	Cash and cash equivalents	F-18
	2.6	Financial assets	F-18
	2.7	Derivative instruments and hedging activities	F-20
	2.8	Trade accounts receivable	F-20
	2.9	Inventories	F-20
	2.10	Income tax and social contribution	F-21
	2.11	Intangible assets	F-21
	2.12	Property, plant and equipment	F-23
	2.13	Leasing	F-23
	2.14	Biological assets	F-23
	2.15	Business combination	F-24
	2.16	Impairment of non-financial assets	F-24
	2.17	Trade payables	F-24
	2.18	Loans and financing	F-24
	2.19	Other assets and liabilities (current and non-current)	F-25
	2.20	Benefits to management and employees	F-25
	2.21	Contingent assets and contingent liabilities and legal obligations	F-26
	2.22	Revenue recognition	F-26
	2.23	Dividend distribution	F-27
	2.24	Non-current assets held for sale and discontinued operations result	F-27
	2.25	Standards, amendments and interpretations of existing standards that are not yet effective	F-27
3	First-time Adoption of IFRS		F-29
	3.1	Basis of transition to IFRS	F-29
	3.2	Summary of the changes in accounting standards and of the effects on the results of operations and shareholders’ equity - reconciliation of prior BR GAAP and IFRS	F-30
	3.3	Summary of the changes in accounting standards and of the effects on the results of operations and shareholders’ equity - reconciliation of US GAAP and IFRS	F-32
4	Critical Accounting Estimates and Assumptions		F-34
5	Financial Risk Management		F-36
	5.1	Financial risk factors	F-36

Fibria Celulose S.A.

Consolidated Balance Sheets

In thousands of reais

Assets	December 31, 2010	December 31, 2009	January 1, 2009

Current
Cash and cash equivalents (Note 8)	431,463	645,479	157,995
Marketable securities (Note 9)	1,640,935	3,251,903	728,178
Derivative instruments (Note 10)	80,502	5,122	—
Trade accounts receivable, net (Note 11)	1,138,176	1,167,151	438,174
Inventories (Note 12)	1,013,841	834,371	446,810
Recoverable taxes (Note 13)	282,423	231,294	217,168
Assets held for sale (Note 34)	1,196,149	—	—
Other receivables	115,165	254,222	93,129

	5,898,654	6,389,542	2,081,454

Non-current
Marketable securities (Note 9)	—	65,439	780
Derivative instruments (Note 10)	52,470	—	—
Related parties receivables (note 15)	5,307	—	—
Deferred taxes (Note 14)	1,332,025	1,283,544	871,763
Recoverable taxes (Note 13)	590,967	372,509	171,359
Advances to suppliers (Note 19)	693,490	720,127	89,498
Other receivables	145,768	120,644	57,534
Investments	8,301	15,430	2,802
Biological assets (Note 17)	3,550,636	3,791,084	1,890,898
Property, plant and equipment (Note 16)	12,979,431	14,037,031	7,539,695
Intangible assets (Note 18)	4,906,443	5,443,354	631,875

	24,264,838	25,849,162	11,256,204

Total assets	30,163,492	32,238,704	13,337,658

Fibria Celulose S.A.

Consolidated Balance Sheets

In thousands of reais	(continued)

Liabilities and shareholders’ equity	December 31, 2010	December 31, 2009	January 1, 2009

Current
Loans and financing (Note 20)	623,684	1,790,256	5,020,858
Trade payables	424,488	384,282	191,842
Payroll, profit sharing and related charges	121,691	123,326	52,836
Taxes payables	63,436	39,400	24,504
Derivative instruments (Note 10)	—	—	235,574
Payable - Aracruz acquisition (Note 33(b))	1,440,676	2,430,289	—
Liabilities related to the assets held for sale (Note 34)	95,926	—	—
Dividends payables (Note 23(c))	266,300	—	—
Other payables	156,135	53,664	78,458

	3,192,336	4,821,217	5,604,072

Non-current
Loans and financing (Note 20)	9,957,773	9,511,141	1,051,383
Derivative instruments (Note 10)	—	—	14,591
Taxes payables	75,365	72,631	8,532
Deferred taxes (Note 14)	1,222,360	975,420	298,145
Provision for contingencies (Note 21)	155,028	340,934	129,694
Payable - Aracruz acquisition (Note 33(b))	—	1,253,890	—
Other payables	155,784	188,052	46,853

	11,566,310	12,342,068	1,549,198

Shareholders’ equity
Capital (Note 23)	8,379,397	8,379,397	3,052,211
Capital reserve	2,688	2,688	2,688
Treasury shares	(10,346)	(756)	—
Legal reserves (Note 23)	5,381,771	5,046,067	3,116,294
Other reserves	1,627,903	1,629,098	12,073

Equity attributable to shareholders of the Company	15,381,413	15,056,494	6,183,266
Equity attributable to non-controlling interest	23,433	18,925	1,122

	15,404,846	15,075,419	6,184,388

Total liabilities and shareholders’ equity	30,163,492	32,238,704	13,337,658

The accompanying notes are an integral part of these financial statements.

Fibria Celulose S.A.

Consolidated Statements of Income and

Comprehensive Income

Years Ended December 31

In thousand of reais, except for the income per shares

	2010	2009

Continuing operations

Net revenues (Note 26)	6,283,387	5,292,972
Cost of sales	(4,694,659)	(4,555,729)

Gross profit	1,588,728	737,243

Operating income (expenses)
Selling expenses (Note 28)	(281,428)	(296,974)
General and administrative (Note 28)	(285,885)	(271,020)
Directors’ fees (Note 28)	(26,431)	(25,103)
Equity in losses of affiliates, net	(7,328)	(1,133)
Other operating income (expenses), net (Note 29)	(7,499)	1,609,016

	(608,571)	1,014,786

Income before financial income and expenses	980,157	1,752,029

Financial income (Note 27)	526,710	664,421
Financial expenses (Note 27)	(1,192,532)	(1,318,851)
Foreign exchange gain (loss) and realized and unrealized gain (loss) on swaps and trading securities, net (Note 27)	301,604	2, 225,965

	(364,218)	1,571,535

Income from continuing operations before taxes on income	615,939	3,323,564

Taxes on income
Current (Note 14)	59,627	(30,660)
Deferred (Note 14)	(146,924)	(796,529)

Net income from continuing operations	528,642	2,496,375

Discontinued operations
Net income from discontinued operations (Note 34)	74,512	93,095

Net income	603,154	2,589,470

Attributable to
Shareholders of the Company - continuing operations	524,134	1,836,130
Shareholders of the Company - discontinuing operations	74,512	93,095
Non-controlling interest	4,508	660,245

Net income	603,154	2,589,470

Basic and diluted earnings per share - continuing operations (in reais)	1.12	7.17

Basic and diluted earnings per share - discontinuing operations (in reais)	0.16	0.39

There were no other comprehensive income for the years ended December 31, 2010 and 2009 and then we not presented the “Statement of Comprehensive Income”.

The accompanying notes are an integral part of these financial statements.

Fibria Celulose S.A.

Statements of Changes in Shareholders’ Equity

In thousands of reais, unless otherwise indicated

					Statutory reserves
							Special reserve
							for minimum
		Capital	Treasury	Other			dividends	Retained		Non-controlling
	Capital	reserve	shares	reserves	Legal	Investments	not distributed	earnings	Total	interest	Total

As of December 31, 2008	3,052,211	2,688	—	12,073	248,193	835,241	—	—	4,150,406	1,122	4,151,528
Adjustments related to previous years
First-time adoption	—	—	—	—	—	—	—	2,032,860	2,032,860	—	2,032,860
Legal reserve appropriation	—	—	—	—	—	2,032,860	—	(2,032,860)	—	—	—

Adjusted shareholders’ equity as of January 1, 2009	3,052,211	2,688	—	12,073	248,193	2,868,101	—	—	6,183,266	1,122	6,184,388

Net income	—	—	—	—	—	—	—	1,929,225	1,929,225	660,245	2,589,470
Capital increase	4,005,091	—	—	—	—	—	—	—	4,005,091	—	4,005,091
Acquisition of shares	—	—	(756)	—	—	—	—	—	(756)	—	(756)
Issuance of shares	529,843	792,252	—	—	—	—	—	—	1,322,095	—	1,322,095
Capitalization of reserves	792,252	(792,252)	—	—	—	—	—	—	—	—	—
Realization of revaluation reserve, net of tax	—	—	—	(1,799)	—	—	—	1,799	—	—	—
Fair value of non-controlling interest	—	—	—	—	—	—	—	—	—	2,078,056	2,078,056
Non-controlling interest transaction	—	—	—	1,618,824	—	—	—	—	1,618,824	(2,720,498)	(1,101,674)
Legal reserve appropriation	—	—	—	—	25,675	—	—	(25,675)	—	—	—
Reserve for minimum mandatory dividends not distributed	—	—	—	—	—	—	121,958	(121,958)	—	—	—
Investment reserve appropriation	—	—	—	—	—	1,783,391	—	(1,783,391)	—	—	—
Others	—	—	—	—	—	(1,251)	—	—	(1,251)	—	(1,251)

As of December 31, 2009	8,379,397	2,688	(756)	1,629,098	273,868	4,650,241	121,958		15,056,494	18,925	15,075,419
Net income	—	—	—	—	—	—	—	598,646	598,646	4,508	603,154
Realization of revaluation reserve, net of tax	—	—	—	(1,195)	—	—	—	1,195	—	—	—
Acquisition of own shares for treasury	—	—	(9,590)	—	—	—	—	—	(9,590)	—	(9,590)
Legal reserve appropriation (Note 24(d))	—	—	—	—	29,932	—	—	(29,932)	—	—	—
Minimum mandatory dividends (Note 24(c))	—	—	—	—	—	—	(121,958)	(142,179)	(264,137)	—	(264,137)
Investment reserve appropriation	—	—	—	—	—	427,730	—	(427,730)	—	—	—

As of December 31, 2010	8,379,397	2,688	(10,346)	1,627,903	303,800	5,077,971	—	—	15,381,413	23,433	15,404,846

The accompanying notes are an integral part of these financial statements.

Fibria Celulose S.A.

Consolidated Statements of Cash Flow

Years Ended December 31

In thousand of reais

	2010	2009

Income from continuing operations before taxes on income	615,939	3,323,564

Adjusted by
Income before taxes on income from discontinued operations (Note 34)	112,897	141,053
Depreciation, depletion and amortization	1,763,593	1,330,266
Unrealized foreign exchange gains, net	(301,677)	(2,626,572)
Change in fair value of financial instruments	(152,284)	(148,403)
Equity in losses of affiliates, net	7,329	1,133
Gain on sale of investments	—	(33,414)
Accretion of present value - Aracruz acquisition	289,830	474,536
Loss (gain) on disposal of property, plant and equipment	17,472	(3,177)
Interest income	(199,000)	(172,730)
Interest expense	743,417	753,658
Fair value amortization	—	320,554
Change in fair value of biological assets	(92,319)	(551,604)
Gain on remeasurement of the initial interest on Aracruz	—	(1,378,924)
Provisions and others	53,281	(41,445)

Decrease (increase) in assets
Trade accounts receivable	(354,363)	(393,082)
Inventories	(255,280)	67,197
Recoverable taxes	(104,054)	47,367
Related parties	(5,307)	—
Other receivables/advances to suppliers	82,713	(43,269)

Decrease (increase) in liabilities
Trade payables	81,788	(86,474)
Taxes payables	6,574	(69,340)
Payroll, profit sharing and related charges	5,924	25,734
Other payables	(3,416)	(99,761)

Cash provided by operating activities	2,313,057	836,867

Interest received	120,848	700,040
Interest paid	(722,305)	(739,683)
Income taxes paid	(15,514)	(7,433)

Net cash provided by operating activities	1,696,086	789,791

Cash flows from investing activities
Installments paid for acquisition of Aracruz	(2,533,333)	(1,364,329)
Acquisition of property, plant and equipment	(1,066,129)	(1,670,676)
Acquisition of intangible assets	(17,773)	—
Marketable securities, net	1,754,560	(2,465,103)
Proceeds from sale of an interest in an affiliate	—	2,273,373
Proceeds from sale of property, plant and equipment	19,990	21,084
Derivative transactions paid	24,434	(211,985)
Other	—	7,336

Net cash used in investing activities	(1,818,251)	(3,410,300)

Fibria Celulose S.A.

Consolidated Statements of Cash Flow

Years Ended December 31

In thousand of reais	(continued)

	2010	2009

Cash flows from financing activities
Borrowings	6,291,579	5,795,100
Repayments - principal amount	(6,342,426)	(5,561,399)
Capital increase	—	2,998,391
Treasury stock acquisition	(9,587)	—
Others	(127)	(40)

Net cash provided by (used in) financing activities	(60,561)	3,232,052

Effect of exchange rate changes on cash and cash equivalents	(31,290)	(124,059)

Net increase (decrease) in cash and cash equivalents	(214,016)	487,484

Cash and cash equivalents at beginning of year	645,479	157,995

Cash and cash equivalents at end of year	431,463	645,479

Supplemental non cash flow information
Amount payable for acquisition of Aracruz	1,440,676	3,684,179
Exchange of shares with BNDESPar for additional acquisition of Aracruz shares	—	864,020
Capital subscription from the Families and the Safra family	—	173,637

The accompanying notes are an integral part of these financial statements.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

1             Operations

General Information

Fibria Celulose S.A. (formerly Votorantim Celulose e Papel S.A. - “VCP”) and its subsidiaries (the “Company”, “Fibria”, “we” or the “Group”) is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in São Paulo and produce eucalyptus pulp from our forestry operations which we use in our own paper manufacturing facilities and sell the excess in the domestic and foreign markets. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general, economic conditions.

The Company’s business is affected by global paper and pulp prices, which are historically cyclical and subject to significant volatility over short periods, as a result of, among other factors: (a) global demand for paper and pulp products; (b) global production capacity and strategies adopted by the main producers; and (c) availability of substitutes for these products. All these factors are beyond the control of the Company’s management.

These financial statements were approved by the Board of Directors on February 14, 2011, and include information on subsequent events through such date that had an impact on the financial statements.

(a)           Acquisition of Aracruz shares

In 2001 we acquired a 28% interest in the voting capital and a 12.35% economic interest in Aracruz Celulose S.A. (“Aracruz”), a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Espírito Santo.

On January 21, 2009 the Company acquired a 12.35% equity interest in the total capital of Aracruz (28% of voting capital or 127,506,457 common shares) upon the purchase of Arapar S.A. (“Arapar”) and São Teófilo Representação e Participações S.A. (“São Teófilo”) for R$ 2,710,000, payable in six semi-annual fixed installments, with maturities up to July 2011, free of interest and charges.

On March 5, 2009, the Company acquired an additional 127,506,457 common shares of Aracruz, representing 28% of its voting capital, for R$ 2,710,000, payable in six semi-annual fixed installments, with maturities up to July 2011, free of interest and charges.

On May 27, 2009, BNDES Participações S.A. - BNDESPAR, holder of 56,880,857 common shares of Aracruz, subscribed 43,588,699 preferred shares of VCP, utilizing its 12.49% common shares of Aracruz (or 5.51% of its total capital) for a total amount of R$ 828,185.

On July 1, 2009, a public tender offer with tag along rights of Aracruz common shares (“ARCZ3”) was completed. The tender offer comprised 15,507,357 common shares, and the related sales orders totaled 13,828,307 common shares, equivalent to 89% of the shares offered. The total purchase price of R$ 236,633 is payable in six semi-annual fixed installments maturing up to July 2011, free of interest and charges.

On July 17, 2009, the shareholders of both VCP and Aracruz approved an exchange of one preferred share of Aracruz for 0.1347 of VCP’s common share. This exchange ratio had been previously examined and approved by the respective companies’ financial advisors and independent special committees of the companies established specifically for this task.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

On August 24, 2009, the Extraordinary General Meeting of VCP and Aracruz approved the merger of the entire Aracruz capital stock by VCP, under the terms and conditions approved by the related Boards of Directors. The Extraordinary General Meeting ratified the acquisition of the control of Aracruz, pursuant to Article 256 of the Brazilian Corporate Law. Consequently, the last day in which Aracruz’s shares were traded on BM&FBOVESPA and on NYSE was November 17, 2009. The Aracuz’s shares originally held in custody for Aracruz’s ADS were exchanged for the Company’s common share.

The effects of this business combination are presented in Note 33.

(b)           Sale of the Guaíba unit

On December 15, 2009, the Company concluded the sale to Empresas CMPC S.A., a company based in Santiago, Chile, of all of the assets encompassing industrial installations, land and forests, of its Guaíba Unit, located in the municipality of Guaíba in the state of Rio Grande do Sul. The sales price agreed was R$ 2,416,000, which generated a capital gain of R$ 33,414.

In 2009, the “Net revenues” and the “Cost of sales” of the Guaíba Unit were R$ 428,339 and R$ 343,640, respectively, and represented 9% of the Company’s gross profit.

(c)           Merger of companies

On December 21, 2009, Fibria’s Extraordinary General Meeting (“EGM”) approved the merger of Arapar and São Teófilo into Fibria and, on December 22, 2009, the EGM approved the merger of Aracruz. As the merged companies were wholly-owned by Fibria, there was no related capital increase in Fibria.

On September 30, 2010, Fibria’s EGM approved the merger of Alícia Papéis S.A., at its book values, as follows:

Assets
Current assets
Intercompany receivables	238,230
Recoverable taxes	5,860

244,090

Non-current assets
Recoverable taxes	4,680
Property, plant and equipment	2,978,754

2,983,434

Total assets	3,227,524

Liabilities and shareholders’ equity
Current liability
Related parties	22,546

Shareholders’ equity
Capital	1,826,202
Revenue reserves	1,378,776

3,204,978

Total liabilities and shareholders’ equity	3,227,524

2             Presentation of Financial Statements and Significant Accounting Practices

2.1          Presentation of financial statements

The consolidated financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), being the first financial statements presented in accordance with IFRS

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

prepared by the Company. The main differences between the accounting practices previously adopted in Brazil (the “prior BR GAAP”) and United States of America and the IFRS, including the reconciliation of shareholders’ equity and net income, are described in Note 3.

The consolidated financial statements as at and for the year ended December 31, 2009 have been represented in accordance with IFRS which came into effect for 2010 and differ from the financial statements which were as originally presented under the prior BR GAAP.

2.2          Consolidation

(a)           Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Group has the power to govern the financial and operating policies of the entity, generally reflecting a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and de-consolidated from the date that control ceases.

Exclusive or controlled investment funds are consolidated.

Jointly-owned investees are legal entities in which the Company shares control, as established by contract, over the economic activity and for which strategic, financial and operating decisions about the investee’s activities require the unanimous approval by the parties which share control. The jointly-owned investees Veracel Celulose S.A. (“Veracel”), Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and VOTO - Votorantim Overseas Trading Operations IV Limited (“VOTO IV”) have been consolidated proportionally in accordance with the Company’s ownership percentage.

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b)           Companies included in the consolidated financial statements

The subsidiaries included in the consolidation are as follows:

	Percentage of total capital
	2010	2009

Companies located in Brazil
Normus Empreendimentos e Participações Ltda.	100	100
Fibria-MS Celulose Sul Mato-Gossense Ltda. (“Fibria-MS”)	100	100
Fibria Terminais Portuários S.A.	100	100
Projetos Especiais e Investimentos S.A.	100	100
Mucuri Agroflorestal S.A.	100	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51	51
Veracel Celulose S.A. (i)	50	50

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	Percentage of total capital
	2010	2009
Asapir Produção Florestal e Comércio Ltda. (i)	50	50
Alícia Papéis S.A. (ii)		100
Abroad
Fibria Trading Internacional KFT.	100	100
Fibria Overseas Holding KFT.	100	100
Newark Financial Inc.	100	100
VCP North America Inc.	100	100
Fibria Overseas Finance Ltd.	100	100
Fibria International GmbH	100	100
Fibria Celulose (USA) Inc.	100	100
Riocell Limited	100	100
Riocell Trade S.A.	100	100
Fibria (Europe) S.A.	100	100
VOTO - Votorantim Overseas Trading Operations IV Limited (i)	50	50
Aracruz Trading S.A. (iii)		100
Ara Pulp - Com. de Importação e Exp. Unipessoal Lda. (iv)		100

(i)      These companies have been consolidated proportionally in accordance with the Company’s ownership percentage.

(ii)     Alícia Papéis S.A. was merged on September 30, 2010, approved at the EGM of the same date.

(iii)    Aracruz Trading S.A. was liquidated on September 30, 2010 and the net assets reverted to the Company.

(iv)   Ara Pulp - Com. de Importação e Exp. Unipessoal Lda was liquidated on December 17, 2010 and the net assets reverted to the Company.

2.3          Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating funds, making strategic decisions and assessing performance of the operating segments, has been identified as the Executive Board.

2.4          Foreign currency translation

(a)           Functional and presentation currency

The Brazilian real (“real”, “reais” or “R$”) is the functional currency of the Company and all its subsidiaries, and is also the currency used for the preparation and presentation of the consolidated financial statements of the Company. Our affiliates located outside Brazil have elected the U.S. dollar as their functional currency until December 31, 2008. Following our acquisition of the control and integration of the operations of Aracruz which previously reported using the U.S. dollar as its functional currency, the functional currency for its business was changed to real.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

(b)           Transactions and balances

Foreign currency operations are translated into the functional currency in which the items are measured utilizing the exchange rates at the transaction or evaluation dates. The foreign exchange gains and losses resulting from the settlement of these transactions and from the conversion of monetary assets and liabilities denominated in foreign currency at the exchange rates in effect at the balance sheet dates are recognized in the statement of income.

Foreign exchange gains and losses relating to loans and cash and cash equivalents denominated in foreign currency are presented in the statement of income as “Financial income” or “Financial expenses”.

2.5          Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturity up to three months and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value, net of overdraft accounts. Overdraft accounts are presented in the balance sheet as “Loans and financing” in current liabilities, when applicable.

2.6          Financial assets

2.6.1       Classification

The Company classifies its financial assets into the following categories: (a) held for trading, (b) loans and receivables, and (c) held to maturity. The classification depends on the purpose for which the financial assets were acquired.

(a)           Held for trading

The financial assets held for trading reflect their active and frequent trading, mainly, in the short term. These assets are measured at fair value, and the changes in fair value are recognized in the statement of income under “Financial income” or “Financial expenses”.

(b)           Loans and receivables

Loans and receivables have fixed or determinable payment terms and are not quoted in an active market. Loans and receivables are adjusted based on the effective rate of the transaction. The effective rate is that defined in the contract as adjusted by the related costs of each transaction.

(c)           Assets held to maturity

Assets held to maturity comprise mainly financial assets quoted in an active market where the Company has the intention and the financial capacity to hold them to maturity. The assets are valued at acquisition cost, plus contractual earnings recognized in the statement of income based on the effective interest rate.

(d)           Fair value

The fair value of investments with publically-available quotations is based on current market prices. With regard to financial assets without an active market, the Company establishes the fair value through valuation techniques. These techniques include the comparison with recent third-party transactions,

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

reference to other instruments which are substantially similar, the analysis of discounted cash flows and option pricing models.

The Company periodically assesses whether there is objective evidence to indicate that a financial asset has been recorded at an amount greater than its recoverable value. When applicable, an impairment provision is made.

2.6.2       Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are initially recognized at fair value, and the transaction costs are recorded in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if the Group has transferred substantially all risks and rewards of ownership. Financial assets measured at fair value through profit or loss are subsequently recorded at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the statement of income under “Financial income” or “Financial expense” in the period they occur.

2.6.3       Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.6.4       Impairment of financial assets

Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

•    significant financial difficulty of the issuer or debtor;

•    a breach of contract, such as a default or delinquency in interest or principal payments;

•    the Group, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•    it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

•    the disappearance of an active market for that financial asset because of financial difficulties; or

•    observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

•    adverse changes in the payment status of borrowers in the portfolio; or

•    national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the asset’s book value and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The book value of the asset is reduced and the loss is recognized in the statement of income. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price. If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of income.

2.7          Derivative instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded in the statement of income. Even though the Company uses derivatives to mitigate risks, hedge accounting has not been adopted in the periods presented. The fair value of derivative instruments is disclosed in Note 10.

2.8          Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company’s normal business. If the term of receipt is equivalent to one year or less, the accounts receivable are classified as current assets. If not, they are presented as non-current assets.

These accounts receivable are initially recognized at fair value and, subsequently, measured by the effective rate interest method less a provision for impairment, if required. Accounts receivable from customers abroad are presented based on the exchange rates at the balance sheet date. The provision for impairment is established when there is direct evidence that the Group will not be able to collect all the amounts due in accordance with the original terms of the accounts receivable. The calculation of the provision is based on a reasonable estimate to cover expected/probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees, consistent with the impairment policy for financial assets recorded at amortized cost.

2.9          Inventories

Inventories are stated at the lower of average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses. The raw materials derived from the biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from non-current assets to inventories. Imports in transit are stated at the accumulated cost of each import. The net realizable value

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

is the estimated sales price in the normal course of business, less the applicable variable selling expenses.

2.10        Income tax and social contribution

The tax expense for the year comprises current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income, directly in shareholders ‘ equity. In this case the tax is also recognized in “Other reserve” or directly in shareholders ‘ equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.11        Intangible assets

(a)           Goodwill

Goodwill represents the positive difference between the cost of an acquisition and the net amount of the fair value of assets and liabilities of the acquired entity. Goodwill of subsidiaries is recorded as intangible assets. The goodwill is tested on an annual basis to verify probable losses from impairment and recorded at cost less the accumulated losses from impairment, which are not reverted. The gains and losses on the disposal of an entity include the book value of the goodwill related to the entity sold.

Goodwill is allocated to Cash-Generating Units (CGU) for the purpose of impairment tests. The allocation is made to the CGU or to a group of CGU which benefited from the business combination originating the goodwill segregated by operating segment.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

(b)           Database

The database corresponds to the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

The database is recognized at the fair value at the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the statement of income in “Other operating income (expenses), net”.

The database of forestry and industrial technologies comprises: CEDOC (documentation center), BIP (information base for research and process), KDP (software utilized in knowledge management) and Microbacia (sensors and markers which capture the effects of rain in the planted areas during their cycle).

(c)           Patent

A registered patent was acquired in the Aracruz business combination and corresponds to the pulp process for a specific application and customer.

The patent was recorded at fair value on the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis at the annual rate of 15.9%.

(d)           Relationship with suppliers

This intangible asset relates to the contract that the Company has for the supply of diesel oil, ethanol fuel and chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 20% for the supply of diesel oil and ethanol fuel and of 6.3% for chemical products.

(e)           Development and implementation of systems (software)

The costs associated with the maintenance of software are recognized as expenses, as incurred. The costs directly attributable to the development and testing of identifiable and unique software, controlled by the Group, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) it can be sold or used; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Other development expenditures which do not meet these criteria are recognized as expenses, as incurred. The development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

The software development costs are amortized over their estimated useful lives at the annual rate of 20%.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

2.12        Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are listed in Note 16. Repairs and maintenance are allocated to the statement of income as incurred. The cost of major renovations is added to the book value of the asset if the future economic benefits exceed the standard of performance initially estimated for the asset. Renovations are depreciated over the remaining useful life of the related asset.

The financial charges on loans obtained to finance the construction of property, plant and equipment are capitalized over the period necessary to execute and prepare the asset for its intended use.

Land is not depreciated. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset’s book value is immediately written down to its recoverable value if it is greater than its estimated recoverable value.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as “Other operating income (expenses), net” in the statement of income.

The Company has no long-term assets expected to be abandoned or sold, or that would require a provision for decommissioning obligations.

2.13        Leasing

Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability.

Leases in which a significant part of the ownership risks and benefits is retained by the lessor are classified as operating leases.

Payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term.

2.14        Biological assets

Biological assets are measured at fair value, net of estimated costs to sell at the time of harvest. Depletion is calculated based on the total volume expected to be harvested.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately seven years.

The fair value is determined based on the discounted cash flow method, taking into consideration the cubic volume of wood, segregated by plantation year, and the equivalent sales value of standing timber. The average sales price was estimated based on the local market prices and on transactions researched, adjusted to reflect the forest price. The volumes used in the valuation are consistent with the annual average harvest for each region.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The Company has a policy of carrying out semi-annually appraisals of the fair value of these assets.

2.15        Business combination

The purchase method is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred.

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling equity in the company acquired is valued at the fair value of the total net assets or at the relevant portion of the fair value of the company’s net identifiable assets. The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill (Note 2.11(a)) and, if lower, is recorded as an advantageous purchase gain in the statement of income on the acquisition date.

For transactions in which the Company acquires a controlling equity interest in a company where it already held an equity interest immediately prior to the acquisition date, this initial equity interest is revalued to fair value on the acquisition date and, if there is a gain, it is recognized in the statement of income.

2.16        Impairment of non-financial assets

The non-financial assets with indefinite useful lives, like goodwill, are not subject to amortization and are tested for impairment annually.

Management reviews annually, or in a shorter period when circumstances dictate, the book value of non-financial assets subjected to amortization, to assess events or changes in economic, operating or technological circumstances that might indicate an impairment of the recoverable value of such assets. Whenever such evidence is identified and the book value exceeds the recoverable value, a provision for impairment is recorded to adjust the book value to the recoverable value. The recoverable value is the higher between the value in use and the fair value less cost to sell.

2.17        Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the amount of the related invoice.

2.18        Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred, if significant, and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the statement of income over the period of the loans and financing using the effective interest method.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

Costs of loans and financing directly attributable to the acquisition, construction or production of a qualifying asset are an integral part of the cost of such asset. Other costs of loans and financing are recognized as expenses, on the accrual basis.

2.19        Other assets and liabilities (current and non-current)

An asset is recognized in the balance sheet when it is probable that it will generate future economic benefits for the Company, and its cost or value can be reliably measured. A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will occur. Liabilities include contractual charges, indexation charges or exchange rate changes incurred, when applicable. Provisions are recognized based on the best estimates of the risk involved.

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the next 12 months. Otherwise, assets and liabilities are presented as non-current.

2.20        Benefits to management and employees

(a)           Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees.

The Group has defined contribution plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions to a separate entity. The Group has no legal liabilities for making additional contributions should the fund not have sufficient assets to honor the benefits related to employee service.

For defined contribution plans, the Company makes contributions to a private pension entity, the Fundação Senador José Ermírio de Moraes - Funsejem, on a compulsory, contractual or voluntary basis. Regular contributions represent net costs and are recorded in the statement of income for the period in which they are due.

(b)           Health care (post-retirement)

Some of the companies of the Group used to offer post-retirement health care benefits to their employees, under a policy which has now been discontinued. This policy established a lifetime benefits concession to a predetermined group of employees. This benefit is closed to new participants and there are no active employees who can opt for it.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. The defined benefit obligation is calculated annually by independent actuaries. The present of the defined benefit obligation is determined through an estimate of the future cash outflow, utilizing the discount rate as informed in Note 24(c).

(c)           Profit-sharing

The Group recognizes a liability and an expense for profit-sharing in the statement of income. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded in the statement of income as salary expenses.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

(d)           Share-based compensation

The Company offers a compensation plan referenced to the appreciation in value of its shares, based on a predetermined price and maturity. The plan consists of cash payments, not involving therefore the issue and/or delivery of shares for purposes of the plan. The Company’s CEO and Executive Directors are eligible for the plan.

The obligations are recorded as a provision for amounts payable to the directors, with a corresponding entry to the statement of income, based on the fair value of the options granted and the vesting period. The fair value of this liability is reviewed at each reporting period.

2.21        Contingent assets and contingent liabilities and legal obligations

The accounting practices for the accounting and disclosure of contingent assets and contingent liabilities and legal obligations are as follows: (a) contingent assets are recognized only when there is evidence that realization is virtually certain, or favorable, final and unappealable court decisions have been obtained. Contingent assets with probable success are only disclosed in an explanatory note; (b) contingent liabilities are provisioned to the extent that the Company expects to disburse cash flows. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. Labor proceedings assessed as probable and possible losses are provisioned based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed; and (c) legal obligations are accounted for as payables.

2.22        Revenue recognition

The Group recognizes revenue when: (a) the amount of revenue can be reliably measured; (b) it is probable that future economic benefits will flow to the entity; and (c) when specific criteria has been met for each of the Group’s sales. Revenue is the net product of sales, after tax deductions, discounts and sales returns.

(a)           Sale of products

The recognition of revenue for domestic and export sales is based on the following principles:

(i)            Pulp - domestic market: sales are mainly made on credit, payable in a maximum period of 30 days. Revenue is recognized when the customer receives the product, whether on the carrier’s premises (Free On Board (FOB) - Incoterm) or on its own premises (Cost, Insurance and Freight (CIF) - Incoterm).

(ii)           Pulp - export market: export orders are normally supplied from own or third party warehouses located near strategic markets. In general, these sales are recognized when they are delivered to the carrier or to the customer and the risks and benefits are transferred to the customer.

(iii)          Paper - domestic market: sales are made for cash or on credit (usually, 30, 60 or 90 days). Revenue recognition is consistent with that applied to pulp sales.

(iv)          Paper - export market: export orders are normally supplied from own or third party warehouses located near strategic markets. Revenue and associated costs are recognized when the products are delivered to the carrier and the risks and benefits are transferred to the customer. The terms CIF and FOB (Incoterms) determine the time of revenue recognition.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

(b)           Financial income

Financial income is recognized on the accrual basis, using the effective interest method, and to the extent that realization is expected.

2.23        Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements at year-end based on the by-laws. Any amount that exceeds the minimum mandatory dividend is only provided on the date it is approved by the shareholders at the general meeting.

2.24        Non-current assets held for sale and discontinued operations result

The Company records assets held for sale as non-current assets when the asset (or disposal group of assets) is available for immediate sale in its present condition and subject only to terms that are usual and customary for sales of such assets and the sale is highly probable.

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group of assets), and an active program to locate a buyer and a complete plan must have been initiated. Further, the asset (or disposal group of assets) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale is expected to qualify for recognition as a completed sale within one year from the date of classification.

The Company measures the asset held for sale at the lower of its carrying amount and fair value less costs to sell or, when classified as held for distribution to owners, at the lower of its carrying amount and fair value less costs to sell.

The depreciation of an asset (or group of assets) stops when it is classifies as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately and are not offset and presented as a single amount.

The effects on the statement of income and the cash flow statement from the discontinued operations are presented separately from the continuing operations, including the related income taxes and any impairment expense, if applicable. The operating, investing and financing cash flows related to the discontinued operations are presented in Note 34.

2.25        Standards, amendments and interpretations of existing standards that are not yet effective

(a)           Standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the Company

•    IFRS 9, “Financial Instruments”, issued in November 2009. This standard is the first step in the process to replace IAS 39, “Financial instruments: recognition and measurement”. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the group ‘s accounting for its financial assets. The standard is not applicable until January 1, 2013 but is available for early adoption. It is not expected to have any impact on the financial statements.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

•    It supersedes IAS 24, “Related Party Disclosures”, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted.

The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The group will apply the revised standard from January 1, 2011. When the revised standard is applied, the group and the parent will need to disclose any transactions between its subsidiaries and its associates. The group is currently putting systems in place to capture the necessary information. It is, therefore, not possible at this stage to disclose the impact, if any, of the revised standard on the related party disclosures.

•    “Classification of Rights Issues” (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The group will apply the amended standard from January 1, 2011.

•    IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”, effective July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The group will apply the interpretation from January 1, 2011. It is not expected to have any impact on the group or the parent entity’s financial statements.

•    “Prepayments of a Minimum Funding Requirement” (amendments to IFRIC 14). The amendments correct an unintended consequence of IFRIC 14, “IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction”. Without the amendments, entities are not permitted to recognize as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning January 1, 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented. The group will apply these amendments for the financial reporting period commencing on January 1, 2011.

(b)           Interpretations and amendments of existing standards that are not yet effective and not relevant for the Company’s operations

Below is a list of standards/interpretations that have been issued and are effective for periods after January 1, 2011:

•    IFRS 9 “Financial Instruments”.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

•      Amendment to IAS 32 “Classification of Rights Issues”.

•      IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”.

•      IAS 24 “Extinguishing Financial Liabilities with Equity Instruments”.

•      Amendments to IFRIC 14, IAS 19 “Prepayments of a Minimum Funding Requirement”.

3             First-time Adoption of IFRS

3.1          Basis of transition to IFRS

3.1.1       Application of IFRS 1

The process of convergence of Brazilian Accounting Standards (“BR GAAP”) with the IFRS was implemented in two stages: (a) released and adopted in 2008, upon issuance of the new Brazilian Accounting Standards issued by the Brazilian Accounting Pronouncements Committee (“CPCs”) of CPC 1 through 14 which were adopted by the Company in its financial statements for the year ended December 31, 2008; and (b) released in 2009 for adoption in 2010, upon issuance of CPC 15 through 41 and CPC 43 (except for CPC 34 - not yet issued).

The new accounting practices contained in CPC 15 through CPC 41 and CPC 43 were initially adopted by the Company in the financial year which commenced on January 1, 2010. The transition date adopted by the Company was January 1, 2009, the date on which the opening balance sheets were prepared under the new accounting practices. The full complement of CPC standards issued by the CPC is consistent with the IFRS as issued by the IASB.

In preparing these financial statements, pursuant to IFRS 1, the Company applied the relevant compulsory exceptions and certain voluntary exemptions.

3.1.2       Exemptions from retroactive application

As specified in IFRS 1, the Company adopted the following exemptions:

IFRS 3R (“Business Combinations”) was applied as from January 1, 2009.

In relation to the other exemptions of IFRS 1, the following do not apply to the Company:

(a)           Insurance contracts - the insurance contracts of the Company are not within the scope of this standard.

(b)           Cost attributed to property, plant and equipment - property, plant and equipment are already being depreciated based on their useful lives, and management is of the opinion that there are no significant differences between the fair values and the net book values of property, plant and equipment.

(c)           Assets and liabilities of subsidiaries, jointly-owned subsidiaries and associates - the first-time adoption of the standards was applied concurrently and consistently by all the subsidiaries and associates.

(d)           Compound financial instruments - there were no operations involving these types of financial instruments.

(e)           Decommissioning liabilities included in the cost of property, plant and equipment - the Company does not have any such liabilities.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

(f)            Financial assets and intangible assets accounted for pursuant to IFRIC 12 - “Concession Agreements” - the Company does not have concession agreements.

3.2          Summary of the changes in accounting standards and of the effects on the results of operations and shareholders’ equity - reconciliation of prior BR GAAP and IFRS

The main changes in accounting practices upon the first-time adoption of these standards were as follows:

(a)           IFRS 3R - “Business Combination”

Pursuant to previous Brazilian GAAP, goodwill generated on the acquisition of Aracruz was recorded at the various stages of the transaction and represented the excess of the purchase price in relation to the underlying book value of Aracruz. In accordance with IFRS 3R, the date of acquisition is the date on which control was effectively obtained, taking into consideration the fair value of the identifiable assets acquired and liabilities assumed. There was a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Considering that this was a step-up acquisition, all the transactions realized with the non-controlling shareholders after the control acquisition were recorded in “Other reserves”, generating an adjustment of R$ 1,618,824 in the shareholders’ equity.

As the business combination was recalculated at the date the Company obtained control, the fair value adjustments were depreciated from that date whereas based on the prior BR GAAP, depreciation was charged proportionally from each date an interest was acquired, generating an adjustment of R$ 241,876.

Whenever a business combination is carried out in steps, that is, a controlling equity interest is acquired in a legal entity in which the Company already held an equity interest, the accounting standards determines that the initial equity interest be revalued to fair value on the date of acquisition, with a corresponding entry to the statement of income as “Other operating income (expenses), net”, generating a positive adjustment of R$ 1,378,924.

Additionally, the acquisition related costs that were capitalized under the prior BR GAAP, such as commissions and legal and underwriting expenses, were charged to “Other operating income (expenses), net”, generating an adjustment of R$ 116,174.

The asset exchange transaction carried out between Fibria and International Paper in 2007 generated negative goodwill of R$ 1,781,000, which, in accordance with this standard, was deemed to be a gain from an advantageous purchase and was adjusted with a corresponding entry to shareholders’ equity on the transition date.

The accounting impacts are further described in Note 33.

(b)           IFRS 8 - “Segment Information”

The Company discloses its financial information by operating segment (pulp and paper and geographic region).

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

(c)           IAS 1 - “Presentation of Financial Statements”

The non-controlling interest is included as a component of shareholders’ equity, and no longer as a specific item separate from shareholders’ equity.

On the transition date, part of the Company’s loans was reclassified to current liabilities, in the amount of R$ 2,737,835 due to non-compliance with certain loan covenants. However, in June 2009 the Company obtained a waiver and the amount was classified again as non-current liabilities.

(d)           IAS 41 - “Biological Assets”

Biological assets, consisting of growing forests, were remeasured at fair value, net of estimated selling costs, which was charged to “Other operating income (expenses), net”. Previously, these assets were recorded at historical cost.

This fair value adjustment is depleted in accordance with the harvest and use of biological assets and recorded in the “Cost of sales”.

(e)           IAS 12 - “Taxes on Profit”

Pursuant to prior BR GAAP, the Company recognized deferred tax assets to the extent that they were realizable over a maximum period of ten years. In accordance with IAS 12, assets are recorded to the extent it is probable that future taxable profits will be available against which such credits may be used, independent of the maximum period previously stipulated.

(f)            IAS 33 - “Earnings per Share”

Under prior BR GAAP earnings per share were determined based on the number of shares outstanding at the balance sheet date. The new standard requires, among other things, the presentation of basic and diluted earnings per share based on the weighted average number of shares outstanding in the period. The standard’s focus is in the determination of the denominator in the calculation of earnings per share.

3.2.1       Reconciliation of shareholders’ equity

	December 31, 2009	January 1, 2009

Shareholders’ equity as originally presented under prior BR GAAP	10,034,028	4,132,993

Negative goodwill arising from exchange of assets with International Paper - pulp mill in Três Lagoas (IFRS 3R) (Note 3.2(a))	1,781,000	1,781,000
Gain on remeasurement of the 12.35% equity interest held prior to the acquisition of controlling equity interest in Aracruz (IFRS 3R) (Note 3.2(a))	1,378,924	—
Additional fair value amortization upon change in the criterion for determination of date of acquisition of controlling equity interest (IFRS 3R) (Note 3.2(a))	(241,876)	—
Other business combination effects (IFRS 3R) (Note 3.2(a))	(116,174)	—
Tax effects from business combination (IAS 12) (Notes 3.2(a) and (e))	58,094	—
Other reserve on Aracruz acquisition (IFRS 3R) (Note 3.1(a))	1,618,824	—
Fair value adjustment of biological assets (IAS 41) (Note 3.2(d))	953,010	401,406
Realization upon harvest and use of biological assets (IAS 41) (Note 3.2(d))	(82,063)	—
Tax effect related to fair value of biological assets (IAS 12) (Notes 3.2(d) and (e))	(291,980)	(131,013)
Other	(16,368)	2

Shareholders’ equity as reported under IFRS	15,075,419	6,184,388

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

3.2.2       Reconciliation of net income

December 31, 2009

Net income as originally presented under prior BR GAAP	1,218,296

Gain on remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz (IFRS 3R) (Note 3.2(a))	1,378,924
Additional fair value amortization upon change in the criterion for determination of date of acquisition of controlling equity interest (IFRS 3R) (Note 3.2(a))	(241,876)
Other business combination effects (IFRS 3R) (Note 3.2(a))	(116,174)
Tax effects from business combination (IAS 12) (Notes 3.2(a) and (e))	58,094
Fair value adjustment of biological assets (IAS 41) (Note 3.2(d))	551,604
Realization upon harvest and use of biological assets (IAS 41) (Note 3.2(d))	(82,063)
Tax effect to fair value of biological assets (IAS 12) (Notes 3.2(d) and (e))	(160,967)
Other	(16,368)

Net income as reported under IFRS	2,589,470

3.3          Summary of the changes in accounting standards and of the effects on the results of operations and shareholders’ equity - reconciliation of US GAAP and IFRS

A summary of the main differences between the US Generally Accepted Accounting Principles (US GAAP) and the IFRS which are applicable to the Company, as well as their effects on shareholders’ equity and net income for the each reporting period, is presented below:

(a)           IAS 12 - “Income Taxes”

Pursuant to US GAAP, the Company recognized deferred tax liabilities related to the gain generated upon the exchange of assets with International Paper, in the amount of R$ 704,909, and to the gain on remeasurement of the original investment in Aracruz, when control was acquired, in the amount of R$ 404,386. In accordance with IAS 12, deferred income taxes related to these transactions are not recognized under IFRS since the reversal of these temporary differences are under the control of the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

Additionally, under US GAAP the Company had recorded a deferred tax asset of R$ 108,045 related to the impairment provision related to the previous Aracruz’ goodwill, which was reversed for IFRS.

(b)           IAS 41 - “Biological Assets”

Pursuant to US GAAP, the biological assets were recognized at cost and in accordance with IAS 41 are measured based on their fair value less cost to sell at the point of harvest.

This fair value adjustment is depleted in accordance with the harvest and use of biological assets and recorded in the “Cost of sales”.

(c)           IAS 21 - “The Effects of Changes in Foreign Exchange Rates” and IFRS 3R - “Business Combination”

Ripasa S.A. Celulose e Papel (“Ripasa” or “Conpacel”) and Fibria-MS’s property, plant and equipment, were adjusted to fair value at the date they were acquired as per business combination. As the Company

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

elected not apply IFRS 3R to its business combinations prior to the transition date, the corresponding adjustments were reversed for IFRS.

Additionally, as the Company ‘s financial statements were presented in U.S. dollars and in accordance with the Accounting Standard Codification Topic 830, “Foreign Currency Matters”, the non-monetary items were translated based on the historical rates during the period in which the Brazilian economy was considered hyper-inflationary, which is not the case for IFRS.

(d)           IAS 31 - “Interests in Joint Ventures”

The interest in jointly-controlled entities was recognized by the equity method under US GAAP, whereas for IFRS purpose the Company has applied the proportional consolidation method, to reflect its share of the assets and liabilities in our balance sheet and the share of income and expenses in our statement of income. This new accounting standard does not affect total shareholders’ equity or net income.

(e)           IAS 1 - “Presentation of Financial Statements”

At the transition date, the Group was in default with respect to certain loan covenants, resulting in the corresponding debt being payable on demand. In accordance with IAS 1, the long-term portion of these loans was reclassified as a current liability, in the amount of R$ 2,737,835. During 2009, the Company obtained a waiver and renegotiated the covenants allowing the long-term portion of these loans to be again classified as long term liabilities.

Additionally, the Company used to present its prior financial statements and footnotes using a presentation currency of the US$ and it was changed to real.

(f)            IFRS 3R - “Business Combination”

Pursuant to US GAAP, goodwill generated on the acquisitions of Aracruz and Ripasa was recorded based on the business combination in 2001 and 2004, respectively. As the Company has opted to apply the IFRS exemptions, the business combinations prior to the transition date were maintained based on the amounts recorded in accordance with the prior BR GAAP. Consequently, the goodwill recorded for US GAAP purpose were reversed, in the amount of R$ 80,962 and R$ 167,760, respectively.

Additionally, as the amount of the initial investment in Aracruz recorded for US GAAP purpose was different from the prior BR GAAP, in the amount of R$ 82,955 as of January 1, 2009, the gain generated when the Company acquired control of Aracruz, was also different and, has been adjusted for IFRS purpose generating a difference of R$ 189,555 for the year ended December 31, 2009.

3.3.1       Reconciliation of shareholders’ equity

	December 31, 2009	January 1, 2009

Shareholders’ equity as originally presented under US GAAP	13,678,223	5,901,793

Tax effects on negative goodwill arising from exchange of assets with International Paper - pulp mill in Três Lagoas (IFRS 3R) (Note 3.3(a))	704,909	704,909
Tax effects on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IAS 12) (Note 3.3(a))	404,386	—
Difference in Ripasa goodwill (IFRS 3R) (Note 3.3(f))	167,760	167,760
Difference in Aracruz goodwill (IFRS 3R) (Note 3.3(f))	—	80,962

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	December 31, 2009	January 1, 2009

Tax effect on impairment provision of the Aracruz goodwill (IFRS 3R) (Note 3.3(a))	—	(108,045)
Difference in non-monetary assets (IAS 21) (Note 3.3(c))	(662,521)	(716,767)
Difference on gain on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IFRS 3R) (Note 3.3(f))	189,555	—
Difference on the equity interest in Aracruz (Note 3.3(f))	—	(82,955)
Fair value adjustment of biological assets (IAS 41) (Note 3.3(b))	953,010	401,406
Realization upon harvest and use of biological assets (IAS 41) (Note 3.3(b))	(82,063)	—
Tax effect related to fair value of biological assets (IAS 12) (Note 3.3(b))	(291,980)	(131,013)
Other	14,140	(33,662)

Shareholders’ equity as reported under IFRS	15,075,419	6,184,388

3.3.2       Reconciliation of net income

December 31, 2009

Net income as originally presented under US GAAP	1,684,987

Tax effects on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IAS 12) (Note 3.3(a))	404,386
Difference in non-monetary assets (IAS 21) (Note 3.3(c))	54,246
Difference on gain on remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz (IFRS 3R) (Note 3.3(f))	189,555
Fair value adjustment of biological assets (IAS 41) (Note 3.3(b))	551,604
Realization upon harvest and use of biological assets (IAS 41) (Note 3.3(b))	(82,063)
Tax effect related to fair value of biological assets (IAS 12) (Note 3.3(b))	(160,967)
Other	(52,278)

Net income as reported under IFRS	2,589,470

4             Critical Accounting Estimates and Assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the book values of assets and liabilities within the next financial year are addressed below.

(a)           Business combinations and impairments

In a business combination, the identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling equity in the company acquired is valued at the fair value of this equity or at the relevant portion of fair value of the company’s net identifiable assets. The measurement of these assets and liabilities, on the acquisition date, is subjected to its recoverability analysis, including estimate future cash flows, fair value, credit risk and others, and it could be significant different from actual results.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The Company tests annually, or in a shorter period when there is any evidence, whether goodwill has suffered any impairment (Note 2.16). The recoverable amounts of CGU have been determined based on value-in-use calculations, which calculations require the use of estimates (Note 18.1).

(b)           Income tax and social contribution

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase.

(c)           Benefits to employees

The present value of the health care plan obligations depends on a number of factors that are determined on an actuarial basis using various assumptions. The assumptions used in determining the net expense (income) for actuarial obligations includes the discount rate.

The provision for share-based compensation is recorded at the fair value of the option, which is calculated by the Company based on the Binomial-Trinomial Tree (“BTT”) model.

Any changes in the assumptions used to calculate these obligations would impact the recorded fair value at the balance sheet date.

(d)           Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

A sensitivity analysis of the financial instruments, considering a probable changed in market variables, and deterioration of 25% and 50% on the probable scenario, is disclosed in Note 5.4.

(e)           Biological assets

Any changes in these assumptions used, as the sales price, cubic volume of wood and/or the annual average harvest for each region would change the discounted cash flow result and, consequently cause the appreciation or devaluation of these assets.

(f)            Revenue recognition and accounts receivable

The Company recognizes revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of tax deductions, discounts and sales returns.

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

selling expenses. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices be individually reviewed by the legal, collection and credit departments, in order to determine the amount of the probable expected losses.

(g)           Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which identifiable future cash flows are accumulated. The Company adjusts the net book value of its underlying assets if the sum of the expected future cash flows is less than the book value. These reviews to date have not indicated the need to recognize any impairment.

(h)           Contingent liabilities

The Company is currently involved in certain labor, civil and tax proceedings. The provision for contingencies are recorded based on management’s evaluation and on the advice of internal and external legal counsel, and are subjected to a high level of judgment.

5             Financial Risk Management

5.1          Financial risk factors

The Group’s activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of the Group’s sales are denominated in U.S. dollars, while its costs are predominantly incurred in reais. Accordingly, there is a currency mismatch between the Group’s costs and revenues.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. In this context, derivatives are used for hedging purposes as follows: (a) cash flow hedge against currency mismatching, (b) debt repayment hedge against interest and exchange rate volatility, and (c) volatility in the price of pulp or other risk factors.

Risk management is carried out by a central treasury department (Group treasury) under policies approved by the Board of Directors. The risk control is performed by an independent area, which reports directly to the CEO and identifies measures and analyzes any divergence from the policies. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Policy on the use of derivative financial instruments

On October 21, 2010 the Company’s Board of Directors approved the annual revision of the Market Risks Management Policy and Cash Management Policy which regulate the use of derivative financial

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

instruments. The Market Risks Management Policy requires every contracted derivative to be matched to an underlying asset derived from operating transactions, the volume of commodities or debt and its related index. Accordingly, derivative transactions are only permitted if linked to an effective exposure (hedge), and leveraging financial instruments are not allowed.

(a)           Market risk

(i)            Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, mainly with respect to the U.S. dollar.

The Company’s financial policy establishes that the purpose of its operations with derivatives is to reduce costs, mitigate cash flows volatility, hedge foreign exchange exposure and avoid currency mismatches.

The following table presents the carrying amount of the assets and liabilities denominated in the U.S. dollars:

	2010	2009	January 1, 2009

Assets in foreign currency
Cash and cash equivalents	353,957	—	85,610
Derivative instruments	132,972	5,122	—
Trade accounts receivable	942,916	921,231	235,428

	1,429,845	926,353	321,038

Liabilities in foreign currency
Loans and financing	8,214,266	8,901,303	5,111,393
Suppliers	27,734	15,387	51,963
Derivative instruments	—	—	250,165

	8,242,000	8,916,690	5,413,521

Asset (liability) exposure	(6,812,155)	(7,990,337)	(5,092,483)

The Company calculates its net exposure to each risk factor. When a risk factor refers to the U.S. dollar or euro, maximum hedge limits are determined for up to 12 months. In the case of terms from 12 months to 24 months, there must be previous approval from the Company’s Executive Board, as advised by the Financial Committee. Proposed operations with terms over 24 months require prior approval from the Board of Directors.

The Company’s exposure to foreign currency generates market risks associated to the U.S. dollar exchange variations. Liabilities in foreign currency include loans obtained, mainly, in U.S. dollars. The majority of the Company’s sales abroad are denominated in U.S. dollars, while the sales of pulp in Brazil are in reais, however they closely related to the U.S. dollar. Accordingly, the Company’s liabilities act as a natural hedge for currency exposure in relation to export revenue, mitigating the mismatch between assets and liabilities.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The Company’s exposure to foreign currency analysis considers the U.S. dollars future cash flow, including export sales, cost of sales, debt, derivative instruments and cash. The net exposure forecast is as follows:

Net exposure - next 12 months (unaudited)	Thousands of U.S. dollars

January	160,846
February	243,862
March	243,958
April	193,129
May	141,214
June	181,951
July	177,465
August	187,653
September	177,401
October	179,904
November	164,616
December	234,541

(ii)          Cash flow and fair value interest rate risk

As the Group has no significant interest-bearing assets, the Group’s income and operating cash flows are substantially independent of changes in market interest rates.

The Group’s interest rate risk arises from long-term loans. Loans issued at variable rates expose the Group to cash flow interest rate risk. Loans issued at fixed rates expose the Group to fair value interest rate risk.

The Group’s policy on the use of derivatives establishes that, in relation to interest rate risk, operations with terms and amounts compatible with the corresponding debt may be carried out. The Company must maintain at least 25% of its debt subject to fixed interest rates.

The Group manages its cash flow interest rate risk by using variable-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting loans from floating rates to fixed rates. Under the interest rate swaps, the Group agrees with other counterparties to exchange, at specified intervals (primarily quarterly), the difference between fixed contracted rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

(iii)         Commodity price risk

This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, producers’ inventories, commercial strategies adopted by the major forestry companies, paper producers, and availability of substitutes for these products in the market.

This risk is addressed in various ways. The Company has a specialized team, which continuously monitors the price of pulp and analyzes future trends, adjusting the Group’s estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There are insufficient derivative operations available to hedge this commodity available in the market to mitigate all the risks

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

to the Group’s operations. Pulp price derivatives available in the market are characterized by their low liquidity and are highly sensitive to market variables.

All derivative instruments to hedge against the fluctuation of the pulp price, should have a maximum maturity term of 12 months, under extreme market condition (stress scenario) do not represent more than 10% of the Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”), and should be approved by the Executive Board under the Financial Committee guidance. If the instrument does not comply with these conditions, it should be approved only by the Board of Directors. Currently, the Company has no derivative to hedge against the fluctuation of the pulp price.

(b)           Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash equivalents, derivative financial instruments, bank deposits, Bank Deposit Certificates (CDBs), Bank Deposit Receipts (RDB), Fixed Income Box, repurchase transactions, letters of credit, Expected Credit Exposure (ECE), insurance companies and others. In the case of banks and financial institutions, the Group is subject to credit risk with counterparties (Note 7).

In the case of credit risk arising from customer credit exposure, the Group assesses the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected losses on the collection of trade accounts receivable and is charged to “Selling expenses” (Note 11).

The Group performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to protect the Group’s interests. Additionally, most of the export sales to the United States, Europe and Asia are protected by letters of credit and credit insurance.

As regards the risk of private credit concentration, the Group adopts the policy of working with private issuers which have, at least, been assessed by one of the following rating agencies: Fitch, Moodys or Standard & Poors. The minimum rating required for the counterparties is “AA-” (at the local level) or “A” (at the global level), both with a stable and positive perspective, or equivalent. No private issuer holds, individually, more than 20% of the Group’s total cash, more than the equivalent of 10% of the counterparty’s latest available shareholders’ equity balance, or more than 15% of the Company’s latest available shareholders’ equity balance.

(c)           Liquidity risk

As regards liquidity risk, the Company’s policy is to maintain cash and financial investments of, at least, the aggregate amount corresponding to estimated payments of financial and operating expenses for the next three months.

All derivatives are contracted in the over-the-counter market and do not require guarantee margin deposits. The financial investments predominantly have immediate liquidity and maturities not exceeding 185 days.

The table below analyzes the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the analysis if

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2010 (*)
Loans and financing	(619,495)	(603,556)	(2,881,487)	(6,453,470)
Finance lease liabilities (Note 20)	(4,189)	(13,260)	(6,000)	—
Derivative instruments	90,790	—	2,296	39,886
Payable - Aracruz acquisition	(1,440,676)	—	—	—
Trade and other payables	(582,787)	(21,409)	(14,516)	(39,840)

	(2,556,357)	(638,225)	(2,899,707)	(6,453,424)

At December 31, 2009 (*)
Loans and financing	(1,769,909)	(682,978)	(4,055,372)	(4,714,939)
Finance lease liabilities (Note 20)	(20,347)	(18,719)	(39,133)
Derivative instruments	5,122	—	—	—
Payable - Aracruz acquisition	(2,430,289)	(1,253,890)	—	—
Trade and other payables	(437,946)	(49,759)	(14,519)	(49,057)

	(4,653,369)	(2,005,346)	(4,109,024)	(4,763,996)

At January 1, 2009 (*)
Loans and financing	(4,972,393)	(255,832)	(150,059)	(603,332)
Finance lease liabilities (Note 20)	(48,465)	(21,080)	(21,080)	—
Derivative instruments	(235,574)	(14,591)	—	—
Trade and other payables	(270,300)	—	—	—

	(5,526,732)	(291,503)	(171,139)	(603,332)

(*) As the amounts included in the table are the contractual undiscounted cash flows, these amounts will not reconcile to the amounts disclosed on the balance sheet for loans, derivative financial instruments and trade and other payables.

5.2          Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital management in order to reduce the costs related to loans and financing in the structure of its own capital and that of third parties.

The Group monitors capital on the basis of a consolidated gearing ratio. This ratio is calculated as net debt divided by adjusted EBITDA, as defined. Net debt represents total loans, less cash and cash equivalents and marketable securities.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The gearing ratios at December 31, 2010 and 2009 were as follows:

	Millions of reais
	2010	2009

Loans and financing (Note 20)	10,581	11,301
Payable - Aracruz acquisition	1,441	3,684

Less: cash and cash equivalents (Note 8)	431	645
Less (more): derivative instruments (Note 10)	133	5
Less: marketable securities (Note 9)	1,641	3,317

Net debt	9,817	11,018

Total Adjusted EBITDA (*)	2,749	1,697

Gearing ratio	3.6	6.5

The Company works continuously to improve its capital structure, through the reduction of the cost related to loans and the lengthening of maturity terms. The management of the debt reduction, the cash generation and the sales of assets during 2010 contributed to the reduction of the gearing ratio.

(*) Adjusted EBITDA is reconciled to the book values as follows:

	Millions of reais
	2010	2009

Earnings before financial results and taxes on income	980	1,752
Depreciation, amortization and depletion (i)	1,534	1,558

EBITDA	2,514	3,310

Income before financial results, taxes on income and discontinued operations	120	120
Intangible asset amortization	83	83
Recoverable taxes provision (ii)	111	52
Change in fair values of biological assets	(92)	(552)

Fair value increase of equity interest held prior to acquisition of controlling interest in Aracruz	—	(1,379)
Others	13	63

	2,749	1,697

(i) Does not include amounts allocated to the finished goods.

(ii) Includes the impairment provision related to ICMS (Note 13) and to ICMS credit sold.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

5.3          Fair value estimates

The book values of trade accounts receivable, less allowance for doubtful accounts, and of trade accounts payable, approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate.

The Company adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level based on the following fair value measurement hierarchy:

•    Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

•    Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•    Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

As of December 31, 2010 and 2009 the financial assets and liabilities included in the balance sheet at fair value were classified as Level 2 under the fair value measurement hierarchy, as follows:

	2010	2009

Assets
Held for trading
Derivatives instruments	132,972	5,122
Marketable securities	1,994,892	3,711,109

	2,127,864	3,716,231

Liabilities
Loans and financing	14,215,600	15,291,442

	14,215,600	15,291,442

5.4          Sensitivity analysis

In presenting the sensitivity analysis table for the financial instruments, the Company used market data for the calculation of the fair value of the operations. The probable scenario considered by the Company is the market scenario. The Possible and Remote Scenarios are presented pursuant to the requirements of Instruction 475/08 issued by the Brazilian Security Commission, based on a stress factor of 25% and 50% in relation to Probable scenario.

The tables below show the sensitivity analysis, as at December 31, 2010, for the fair value of the derivative instruments, loans and financing and marketable securities, considering two different scenarios, based on the probable increase of 2.63% in relation to the U.S. dollar and the probable decrease of 2.5% in the London Interbank Offered Rate (“LIBOR”) interest rate.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	Impact of an appreciation of the U.S. dollar against the real on portfolios fair values
	Probable	Possible (25%)	Remote (50%)

Derivative instruments	(43,529)	(413,778)	(827,557)
Loans and financing	(217,025)	(2,062,977)	(4,125,955)
Marketable securities	9,284	88,259	176,518

	Impact of a decrease in LIBOR on portfolios fair values
	Probable	Possible (25%)	Remote (50%)

Derivative instruments	(104)	(1,044)	(2,098)

The fair value of the loans and financing and the marketable securities are not expected to be significantly impacted by the LIBOR decrease.

The sensitivity analysis, considered a change of 8.68% in the average pulp price, considered to be a possible percentage variation, calculated based on the historical volatility on the pulp price listing (FOEXBHKP Index - Bloomberg source) for the last ten years. If all the other variable are held constant, a change of 8.68% in the average pulp price would result in a 7.34% change in “Net revenue”.

The analysis which follows shows the effect on the statement of income and shareholders’ equity from changes in risk variables.

Management believes that a reasonably possible scenario would include an appreciation of the U.S. dollar, as disclosed in the Focus bulletin of the Brazilian Central Bank of January 1, 2011 and a reduction in the pulp price of 8.68% over a three-month period. The other risk factors were considered not to have a significant effect on the results of the financial instruments.

Instruments denominated in foreign currency (U.S. dollars)	Scenario	Income (expense)

Loans and financing	Appreciation of 2.63% of the U.S. dollar Ptax rate at December 31, 2010 - from R$1.6662 to R$1.71	(217,025)
Cash, cash equivalents and marketable securities		9,284
Derivative instruments		(43,529)
Trade accounts receivable		24,787
Trade payables		(729)
Net pulp revenue	Decrease of 8.68% in the pulp price	(461,639)

		(688,851)

6             Financial Instruments by Category

The Company’s financial instruments by category are presented below:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	2010	2009	January 1, 2009

Assets as per balance sheet
Cash and cash equivalents and loans and receivables
Cash and cash equivalents	431,463	645,479	157,995
Held to maturity	—	161,663	—
Trade receivables	1,138,176	1,167,151	438,174
Other	260,933	374,866	150,663

	1,830,572	2,349,159	746,832

At fair value
Derivative instruments	132,972	5,122	—
Held for trading	1,640,935	3,155,679	728,958

	1,773,907	3,160,801	728,958

Liabilities
Other financial liabilities:
Loans and financing	10,581,457	11,301,396	6,072,241
Payable - Aracruz acquisition	1,440,676	3,684,179	—
Trade and other payables	736,407	625,998	317,153

	12,758,540	15,611,573	6,389,394

At fair value
Derivative instruments	—	—	250,165

7             Credit Quality of Financial Assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates. As regards credit quality of counterparties that are financial institutions, in cases such as cash and derivative instruments, the lowest rating of the counterparty disclosed by the three main international agencies (Moody’s, Fitch and Standard & Poors) is considered, in accordance with the internal policy of market risk management:

	2010	2009	January 1, 2009
			(Unaudited)

Trade accounts receivable
Counterparties with external credit rating (S&P - Standard Poor’s and D&B - Dun & Bradstreet)
S&P - AA-	111,476	54,801	6,287
S&P - A	170,821	156,191	12,525
S&P - BBB	42,429	31,297	10,447
S&P - BB	83,109	75,604	3,444
D&B - 3	16,521	6,339	1,847

Counterparties without external credit rating
A - Low risk	194,384	162,524	86,575
B - Average risk	335,336	635,744	133,844
C - Average/high risk	240,214	67,637	168,665
D - High bankruptcy risk	—	16,752	28,792

Total trade accounts receivable (Note 11)	1,194,290	1,206,889	452,426

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	2010	2009	January 1, 2009
			(Unaudited)

Cash and cash equivalents and marketable securities
brAAA	1,535,070	3,387,484	418,482
brAA+	378,439	508,484	161,190
brAA	—	—	1,432
brAA-	45,719	—	95,302
brA+	—	—	1,305
brA	—	—	53,992
brA-	—	—	2,869
AA+	—	—	1
A+	—	—	82
A	61,649	—	1,684
A-	23,342	—	—
Other (*)	28,179	66,853	150,614

Total cash and cash equivalents and marketable securities (Notes 8 and 9)	2,072,398	3,962,821	886,953

Derivative instruments
brAAA	68,986	23,964	(197,361)
brAA+	52,094	(19,982)	(19,092)
AA-	5,870	—	(33,712)
A+	5,764	—	—
A	258	1,140	—

Total derivative instruments (Note 10)	132,972	5,122	(250,165)

(*) Includes counterparties without external credit rating.

The risk rating regarding our counterparties is as follows (unaudited) (*):

Counterpart	Fitch	Moody’s	S&P

Banco ABC Brasil S.A.	AA-(bra)	Aa1.br	—
Banco Alfa de Investimento S.A.	AA-(bra)	Aaa.br	—
Banco BNP Paribas Brasil	—	—	brAAA
Banco Bradesco S.A.	AAA(bra)	Aaa.br	brAAA
Banco Citibank S.A.	—	—	brAAA
Banco do Brasil S.A.	AA+(bra)	Aaa.br	—
Banco Itaú BBA	AAA(bra)	Aaa.br	brAAA
Banco Safra S.A.	AA+(bra)	Aaa.br	—
Banco Santander Brasil S.A.	AAA(bra)	Aaa.br	brAAA
Banco Standard de Investimentos S.A.	AA+(bra)	—	—
Banco Volkswagen SA	—	—	brAAA
Banco Votorantim S.A.	AA+(bra)	Aaa.br	brAA+
Bank of America	A+	A2	A
Barclays	AA-	A1	A+
BES Investimento do Brasil S.A.	—	Aaa.br	brAAA
BNP Paribas	AA-	Aa2	AA
Caixa Econômica Federal	AA+(bra)	Aaa.br	—
Citigroup Inc.	A+	A3	A
Credit Suisse Group AG	AA-	Aa2	A
Deutsche Bank	AA-	Aa3	A+
Goldman Sachs Group Inc./The	A+	A1	A
HSBC Bank Brasil S.A.	—	Aaa.br	—
JPMorgan Chase Bank NA	AA-	Aa1	AA-
Lloyds Banking Group PLC	AA-	A1	A
Morgan Stanley	A	A2	A
Royal Bank of Scotland Group PLC	AA-	A1	A

(*) Rating at the global level. Source: Bloomberg, Moody’s, S&P and Fitch.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The internal risk rating regarding customers is as follows:

•    A - Low risk - customer covered by credit insurance, with guarantee, solid financial position, with no market restrictions and with no historical default.

•    B - Average risk - customer with solid financial position, with no market restrictions and with no default history.

•    C - Average/high risk - customer with reasonable financial position, with moderate market restrictions and low default history.

•    D - High bankruptcy risk - customer with low financial position, with moderate through high market restrictions and unsatisfactory default history with the Company.

None of the financial assets that are fully performing has been renegotiated in the last year. None of the loans to related parties is past due or impaired.

8             Cash and Cash Equivalents

	Average yield - %	2010	2009	January 1, 2009

Cash and banks		77,506	251,712	72,385
Cash equivalents
In reais
Bank Deposit Certificates (CDB)	101.1 of CDI	—	393,767	—
Foreign currency
Fixed-term deposits	0.33 p.a.	353,957	—	85,610

Cash and cash equivalents		431,463	645,479	157,995

CDB are highly liquid, are readily convertible into a known amount of cash and subject to an immaterial risk of change in value, with original maturities of 90 days or less or for which there are no penalties or other restrictions for early redemption.

9             Marketable Securities

Marketable securities included financial assets classified as held for trading, held to maturity and loans and receivables, in reais, as follows:

	2010	2009	January 1, 2009

Government securities and committed debentures	627,052	382,862	—
Private securities and committed debentures	1,013,883	2,934,480	728,958

	1,640,935	3,317,342	728,958

Current	1,640,935	3,251,903	728,178
Non-current	—	65,439	780

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The private securities are mainly related to short-term investments in CDB and average earnings linked to the variation of the Interbank Deposit Certificate (CDI). The government securities are related to National Treasury Bill and Notes. The average remuneration of marketable securities at December 31, 2010 equates to 101.5% of the CDI.

10                                 Derivative Instruments

The table below presents the outstanding derivative instruments, classified by maturity, counterparty, notional value and fair value.

		2010		2009		January 1, 2009
Maturity	Counterparty	Notional - thousands of U.S. dollars	Fair value	Notional - thousands of U.S. dollars	Fair value	Notional - thousands of U.S. dollars	Fair value

Target forward
September 2009	Various	—	—	—	—	126,000	(157,115)
Swap double indexed
January 2009	HSBC	—	—	—	—	6,000	338
Swap NCE
December 2009	Unibanco	—	—	—	—	150,000	(74,989)
Swap with strikes (call - sale)
December 2009	ING	—	—	—	—	37,050	(9,451)
January 2010	B. Espírito Santo	—	—	20,000	—
February 2010	B. Espírito Santo	—	—	20,000	(71)	—	—
April 2010	Itaú	—	—	25,000	(215)	—	—
may 2010	Itaú	—	—	25,000	(349)	—	—
January 2014	Citibank	45,000	17,201	45,000	7,729	45,000	6,280
Swap quarterly LIBOR x fixed
February 2014	Morgan Stanley	153,171	(6,138)	200,300	(2,756)	—	—
February 2014	Goldman Sachs	76,700	(3,202)	100,300	(1,431)	—	—
July 2014	Goldman Sachs	87,500	(5,565)	87,500	(2,078)	—	—
Swap LIBOR x CDI
March 2010	JP Morgan	—	—	50,000	(18,202)	50,000	7,842
Swap DI x US$
September 2018	Safra	246,612	39,886	—	—	—	—
November 2009	Itaú	—	—	—	—	100,000	4,171
December 2013	HSBC	—	—	37,000	9,023	5,558	(1,377)
Swap TJLP x US$
October 2010	Citibank	—	—	—	—	20,995	(6,773)
Non-Deliverable Forward				—	—	—	—
January 2010	BNP Paribas	—	—	9,000	236	—	—
January 2010	HSBC	—	—	10,500	1,684	—	—
January 2010	Standard Bank	—	—	6,000	603	—	—
January 2010	Votorantim	—	—	24,000	2,029	24,000	(19,091)
February 2010	HSBC	—	—	32,000	2,160	—	—
March 2010	BNP Paribas	—	—	5,000	58	—	—
March 2010	Itaú	—	—	14,000	90	—	—
March 2010	Standard Bank	—	—	4,000	639	—	—
April 2010	BNP Paribas	—	—	1,500	43	—	—
April 2010	HSBC	—	—	6,000	625	—	—
April 2010	Itaú	—	—	28,000	284	—	—
May 2010	Barclays	—	—	2,000	208	—	—
May 2010	HSBC	—	—	15,000	109	—	—
May 2010	Itaú	—	—	6,000	96	—	—
May 2010	Standard Bank	—	—	2,700	299	—	—
June 2010	Barclays	—	—	3,000	308	—	—
June 2010	BNP Paribas	—	—	15,000	140	—	—
June 2010	HSBC	—	—	1,400	149	—	—
June 2010	Itaú	—	—	4,000	54	—	—
July 2010	BNP Paribas	—	—	1,000	29	—	—
July 2010	HSBC	—	—	16,000	412	—	—
July 2010	Itaú	—	—	5,700	245	—	—
August 2010	BNP Paribas	—	—	8,000	141	—	—
August 2010	HSBC	—	—	3,000	297	—	—
August 2010	Itaú	—	—	8,000	44	—	—
August 2010	Standard Bank	—	—	1,700	181	—	—
September 2010	BNP Paribas	—	—	1,000	28	—	—
September 2010	HSBC	—	—	3,000	294	—	—
September 2010	Standard Bank	—	—	1,700	176	—	—
October 2010	Barclays	—	—	3,000	297	—	—
October 2010	BNP Paribas	—	—	15,000	169	—	—
October 2010	Itaú	—	—	2,700	201	—	—
November 2010	BNP Paribas	—	—	1,000	27	—	—
November 2010	HSBC	—	—	4,700	464	—	—
December 2010	HSBC	—	—	3,000	292	—	—
December 2010	Itaú	—	—	2,700	361	—	—
January 2011	B. Espírito Santo	8,000	1,806	—	—	—	—

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

		2010		2009		January 1, 2009
Maturity	Counterparty	Notional - thousands of U.S. dollars	Fair value	Notional - thousands of U.S. dollars	Fair value	Notional - thousands of U.S. dollars	Fair value

January 2011	Bank of America	26,000	4,643	—	—	—	—
January 2011	BNP Paribas	9,000	1,669	—	—	—	—
January 2011	Goldman Sachs	5,000	377	—	—	—	—
January 2011	HSBC	28,328	4,153	—	—	—	—
January 2011	Itaú	15,000	909	—	—	—	—
January 2011	Santander	18,700	1,939	—	—	—	—
January 2011	Standard Bank	5,000	1,576	—	—	—	—
February 2011	B. Espírito Santo	8,000	2,316	—	—	—	—
February 2011	Bank of America	14,250	4,030	—	—	—	—
February 2011	BNP Paribas	6,500	2,153	—	—	—	—
February 2011	Citibank	5,000	389	—	—	—	—
February 2011	Deutsche	5,000	379	—	—	—	—
February 2011	Goldman Sachs	17,000	1,450	—	—	—	—
February 2011	HSBC	13,127	1,561	—	—	—	—
February 2011	Itaú	4,500	271	—	—	—	—
February 2011	Santander	17,000	2,712	—	—	—	—
March 2011	B. Espírito Santo	7,000	1,745	—	—	—	—
March 2011	Bank of America	17,500	4,460	—	—	—	—
March 2011	BNP Paribas	11,000	957	—	—	—	—
March 2011	Deutsche	15,000	1,145	—	—	—	—
March 2011	Goldman Sachs	7,000	394	—	—	—	—
March 2011	HSBC	9,376	2,534	—	—	—	—
March 2011	Itaú	8,500	933	—	—	—	—
March 2011	Standard Bank	7,000	2,231	—	—	—	—
April 2011	B. Espírito Santo	7,000	1,756	—	—	—	—
April 2011	Bank of America	4,200	230	—	—	—	—
April 2011	BNP Paribas	21,250	5,740	—	—	—	—
April 2011	Goldman Sachs	11,200	701	—	—	—	—
April 2011	HSBC	6,450	445	—	—	—	—
April 2011	Itaú	3,000	462	—	—	—	—
April 2011	JP Morgan	4,500	258	—	—	—	—
April 2011	Santander	2,250	149	—	—	—	—
April 2011	Standard Bank	14,000	4,428	—	—	—	—
May 2011	B. Espírito Santo	5,000	765	—	—	—	—
May 2011	BNP Paribas	18,000	1,771	—	—	—	—
May 2011	Deutsche	15,200	969	—	—	—	—
May 2011	Goldman Sachs	7,000	627	—	—	—	—
May 2011	HSBC	3,500	324	—	—	—	—
May 2011	Itaú	10,000	1,678	—	—	—	—
May 2011	Santander	4,200	302	—	—	—	—
June 2011	Bank of America	8,400	497	—	—	—	—
June 2011	BNP Paribas	4,000	657	—	—	—	—
June 2011	Deutsche	11,000	656	—	—	—	—
June 2011	Goldman Sachs	9,200	656	—	—	—	—
June 2011	Itaú	6,000	909	—	—	—	—
June 2011	Santander	10,000	1,656	—	—	—	—
June 2011	Standard Bank	10,200	565	—	—	—	—
July 2011	B. Espírito Santo	8,400	490	—	—	—	—
July 2011	BNP Paribas	9,000	785	—	—	—	—
July 2011	Deutsche	3,000	141	—	—	—	—
July 2011	Goldman Sachs	8,000	483	—	—	—	—
July 2011	Itaú	20,000	2,834	—	—	—	—
July 2011	Santander	4,000	653	—	—	—	—
July 2011	Standard Bank	7,000	406	—	—	—	—
August 2011	Bank of America	8,200	499	—	—	—	—
August 2011	BNP Paribas	13,000	1,032	—	—	—	—
August 2011	Deutsche	11,000	654	—	—	—	—
August 2011	HSBC	22,200	1,682	—	—	—	—
August 2011	Standard Bank	8,000	480	—	—	—	—
September 2011	B. Espírito Santo	4,200	222	—	—	—	—
September 2011	Bank of America	10,000	586	—	—	—	—
September 2011	BNP Paribas	7,000	559	—	—	—	—
September 2011	Deutsche	16,000	1,073	—	—	—	—
September 2011	HSBC	9,200	659	—	—	—	—
September 2011	Standard Bank	4,000	182	—	—	—	—
October 2011	Bank of America	9,000	551	—	—	—	—
October 2011	Citibank	4,000	212	—	—	—	—
October 2011	Deutsche	9,000	535	—	—	—	—
October 2011	Standard Bank	16,200	861	—	—	—	—
November 2011	Bank of America	10,000	592	—	—	—	—
November 2011	Standard Bank	21,200	1,123	—	—	—	—
December 2011	Deutsche	5,000	212	—	—	—	—
December 2011	Standard Bank	7,200	351	—	—	—	—

			132,972		5,122		(250,165)

Current			80,502		5,122		(235,574)
Non-current			52,470		—		(14,591)

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

All operations are over-the-counter and registered at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). All NDF correspond to U.S. dollar sales.

The following tables present the same derivatives, segregated by type, the receivable or payable status of operations (for swap contracts), the hedge strategy adopted by the Company, and the schedule of potential disbursements and receipts of the contracts.

Description by type of derivative

	Reference value (notional) - in currency of origin			Fair value
Type of derivative	2010	2009	January 1, 2009	2010	2009	January 1, 2009

NDF (US$)	737,131	272,000	24,000	90,790	13,472	(19,091)
Call (US$)	—	90,000	150,000	—	(635)	(74,989)
Target forward (US$)	—	—	126,000	—	—	(157,115)
Swap JPY x US$ (JPY)	4,754,615	4,754,615	4,754,615	17,201	7,729	6,280
Swap LIBOR x DI (US$)	—	50,000	50,000	—	(18,202)	7,842
Swap DI x US$ (US$)	246,612	37,000	5,558	39,886	9,023	(1,377)
Swap US$ x DI (US$)	—	—	100,000	—	—	4,171
Swap LIBOR x Fixed (US$)	317,371	388,100	—	(14,905)	(6,265)	—
Swap TJLP x US$ (US$)	—	—	20,995	—	—	(6,773)
Swap with strikes (US$)	—	—	37,050	—	—	(9,451)
Swap double indexed	—	—	6,000	—	—	338

				132,972	5,122	(250,165)

Below is a summary of the open contracts by receivable or payable status and by type of contract:

	Reference value (notional) - in currency of origin			Fair value
Type of derivative	2010	2009	January 1, 2009	2010	2009	January 1, 2009

Future contracts
Cash flow hedge (US$)	737,131	272,000	24,000	90,790	13,472	(19,091)

Swap contracts
Dollar receivable status (US$)	—	50,000	100,000	—	—	—
CDI payable status (BRL)	—	103,000	156,000	—	—	—
CDI receivable status(BRL)	421,707	77,300	11,611	—	—	—
Dollar payable status (US$)	291,612	82,000	71,553	—	—	—
Yen receivable status (JPY)	4,754,615	4,754,615	4,754,615	—	—	—
TJLP receivable status (BRL)			40,952	—	—	—
Position in interest (US$)	317,371	388,100	50,000	—	—	—
Position in double indexed (US$)	—	—	6,000	—	—	—
Swap with strikes (US$)	—	—	37,050	—	—	—

Total swap contracts				42,182	(7,715)	1,030

Target forward	—	—	126,000	—	—	(157,115)
Call options	—	90,000	150,000	—	(635)	(74,989)

				132,972	5,122	(250,165)

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

Below is a summary of the fair value and the net value by hedging strategy:

	Fair value			Value paid or received
Type of derivative	2010	2009	January 1, 2009	2010	2009	January 1, 2009

Exchange rate hedge
Cash flow hedge	90,790	12,837	(260,646)	44,994	3,664	146,347
Debt hedge	57,087	(1,450)	10,481	(20,553)	(12,008)	27,328

Interest rate hedge
Debt hedge	(14,905)	(6,265)	—	(9,590)	(1,764)	(49,445)

	132,972	5,122	(250,165)	14,851	(10,108)	124,230

The potential disbursement and receipt schedules for fair values are:

	Exchange flow hedge	Exchange debt hedge	Interest rate hedge	Total

2011	90,790	(1,195)	(9,093)	80,502
2012	—	(1,447)	(4,844)	(6,291)
2013	—	(1,352)	(938)	(2,290)
2014	—	23,438	(30)	23,408
2015	—	3,009	—	3,009
2016	—	3,907	—	3,907
2017	—	14,312	—	14,312
2018	—	16,415	—	16,415

	90,790	57,087	(14,905)	132,972

The fair value does not represent the cash required immediately to settle each contract, as such amounts are only disbursed on the date of the contractual verification or maturity of each transaction, when the result will be determined, in accordance with the prevailing market conditions. The outstanding contracts at December 31, 2010 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP.

The following is a description of the types of derivatives and the underlying instruments that are being hedged.

(a)                                 Non-Deliverable Forwards (NDF)

The Company entered into U.S. dollar forwards in order to hedge part of its future export revenue, with high probability of occurrence, against a devaluation of the real against the U.S. dollar.

(b)                                 Conventional LIBOR vs. fixed rate swap

The Company has conventional swaps positions of quarterly LIBOR versus fixed rate with the objective of hedging debt subject to LIBOR against any increase in LIBOR.

(c)                                 Conventional Japanese yen versus U.S. dollar swap

The Company has conventional swaps positions of Japanese yen versus the U.S. dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to debt as regards underlying amounts, maturity dates and cash flows.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

(d)                                 Conventional DI versus U.S. dollar swap

The Company has conventional swaps positions of Interbank Deposit (“DI”) versus the U.S. dollar with the objective of tying the debt in reais, linked to DI, to a fixed debt in dollar. The swaps are matched to debt as regards underlying amounts, maturity dates and cash flows.

(e)                                 Fair value measurement of derivative instruments

The Company determines the fair value of its derivative agreements and recognizes that these may differ from the Mark-to-Market (MtM) amounts for early settlement. This difference might occur due to liquidity, spreads or counterparty interest in early settlement, among other aspects. Management believes that amounts obtained for those agreements, in accordance with the methods described below, reliably reflect fair values. The amounts calculated by management are also compared with the MtM provided by the banks and with the data calculated by the independent financial advisors.

The methods used for the measurement of the fair value of the derivatives used by the Company for hedging operations consider methodologies commonly used in the market and which are in compliance with widely tested theoretical bases. A summary of the methodologies used for fair value determination purposes by instrument is presented below.

The methodology used to calculate the MtM and to recognize the risks adopted by the Company are defined in a manual developed by the Company’s risk management area.

Non-deliverable forwards - a projection of the future exchange rate is made, using the exchange coupon for fixed yields in reais for each maturity date. The difference between the rate obtained in this manner and the contracted rate is determined. This difference is multiplied by the notional value of each contract and discounted to present value using the fixed yields in reais.

Swap contracts - the present value of both the asset and liability are estimated through the discount of forecast cash flows using the market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

The Company does not MtM financial applications in BOX (cap and floor) operations, because the product offered by the financial institution is considered to be an interest instrument, with earnings tied to CDI, thereby not presenting any exchange risk to the Company.

The MtM related to the derivative instruments is classified as Level 2 as required by IFRS 7 (Note 5.3).

11                                 Trade Accounts Receivable

	2010	2009	January 1, 2009

Domestic customers	251,374	285,658	216,998
Export customers	942,916	921,231	235,428
Allowance for doubtful accounts	(56,114)	(39,738)	(14,252)

	1,138,176	1,167,151	438,174

Accounts receivable are not considered as financing and are initially recorded at fair value.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

At December 31, 2010, trade accounts receivable of R$ 1,067,228 (December 31, 2009 - R$ 1,139,303; January 1, 2009 - R$ 424,593) were fully performing.

At December 31, 2010, trade accounts receivable of R$ 70,947 (December 31, 2009 - R$ 27,848; January 1, 2009 - R$ 13,581) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade accounts receivable is as follows:

2010

Up to two months	56,623
Two to six months	7,428
Over six months	6,897

70,948

At December 31, 2010, trade accounts receivable of R$ 56,114 (December 31, 2009 - R$ 39,738; January 1, 2009 - R$ 14,252) were impaired and overdue for more than six months and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery. A portion of the trade accounts receivable is expected to be recovered.

The Group’s trade accounts receivable are denominated in the following currencies:

	2010	2009	January 1, 2009

Real	251,374	285,658	216,998
U.S. dollar	942,916	921,231	235,428

	1,194,290	1,206,889	452,426

Changes in the allowance for doubtful accounts are as follows:

	2010	2009

At January 1	(39,738)	(14,252)
Provision	(27,047)	(21,951)
Trade accounts receivable written off during the year as uncollectible	8,595	3,332
Exchange variation	270	2,146
Reclassification to assets held for sale	1,806	—
Acquisition of Aracruz interest	—	(9,013)

At December 31	(56,114)	(39,738)

Amounts charged to the allowance for doubtful accounts are generally written off when there is no expectation of recovering additional cash.

Other trade and other accounts receivable do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the book value of each class of receivable mentioned above.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

12                                 Inventories

	2010	2009	January 1, 2009

Finished goods
At plant/warehouses	165,534	152,582	131,286
Outside Brazil	435,456	348,478	130,741
Work in process	30,688	23,768	32,648
Raw materials	260,187	203,658	87,255
Supplies	101,572	100,473	42,743
Imports in transit	14,422	4,885	17,554
Advances to suppliers	5,982	527	4,583

	1,013,841	834,371	446,810

13                                 Recoverable Taxes

	2010	2009	January 1, 2009

Withholding tax and prepaid income tax (IRPJ) and social contribution (CSLL)	251,688	241,800	117,446
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	25,433	25,365	35,579
Recoverable ICMS and Excise Tax (IPI)	557,457	605,769	199,151
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) Recoverable	520,339	136,904	80,778
Provision for impairment on ICMS credits	(481,527)	(406,265)	(44,439)
Other	—	230	12

	873,390	603,803	388,527

Non-current	590,967	372,509	171,359

Current	282,423	231,294	217,168

The Group has been accumulating ICMS credits in the States of Espírito Santo and Mato Grosso do Sul since its activities are mostly directed at the exports market. Company management revised the perspectives for the realization of such credits and established a provision for the full amount in Mato Grosso do Sul unit due to the low probability of realization. The Company established a partial provision for the Espírito Santo unit reflecting the probability of realization, equivalent to 50% of the total amount.

In the year ended December 31, 2010, the Company accumulated PIS and COFINS credits on certain property, plant and equipment assets, in the Três Lagoas plant, amounting to R$ 309,058 and in the Jacarei and Piracicaba, amounting to R$ 47,272, which, for accounting purposes, were recorded at the present value of R$ 232,399 and R$ 37,216 respectively, in property, plant and equipment.

Based on the budget approved by the Company’s management, substantially all the tax credits are expected to be realized by 2014.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	Amount	Percentage

In the next 12 months	271,274	38
In 2012	162,818	23
In 2013	149,471	21
In 2014	68,103	10
In 2015	37,446	5
In 2016	19,522	3

	708,634	100

PIS and COFINS related to property, plant and equipment (*)	164,756

	873,390

(*)    This credit was not included in the budget above, since it will be realized over the useful lives of the property, plant and equipment.

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2010	2009

At January 1	(406,265)	(44,439)
Acquisition of the shareholding control - Aracruz	—	(315,394)
Provision for impairment of taxes recoverable	(95,262)	(46,432)
Reversal	20,000	—

At December 31	(481,527)	(406,265)

The provision and reversal of the provision for impaired on ICMS credits were recorded in the statement of income as “Cost of sales”. Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

14                                 Taxes on Income

The Company in Brazil is taxed based on its accounting income, as adjusted for tax purposes, and has calculated and recorded its taxes considering the statutory tax rates in effect at the financial statements date. Deferred income tax and social contribution tax assets arise from tax losses and temporary differences related to (a) the effect of foreign exchange gains/losses (tax calculated on a cash basis for loans); (b) adjustment to fair value of derivative instruments; (c) non-deductible provisions; (d) investments in agribusiness activities; and (e) temporary differences arising from the adoption of the CPCs.

Deferred tax assets are recognized to the extent that it is probable future taxable profit will be available to offset temporary differences, based on projections of future results through internal assumptions and future economic scenarios, which may, therefore, suffer changes.

Credits related to tax losses and temporary differences are expected to be realized in accordance with the following schedule:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	Amount	Percentage

In the next 12 months	272,503	20
In 2012	157,262	12
In 2013	121,501	9
In 2014	120,384	9
In 2015	119,618	9
Between 2016 and 2018	261,245	20
Between 2019 and 2021	279,512	21

	1,332,025	100

In the next 12 months, the Company expects to realize R$ 120,849 related to deferred tax liabilities.

Changes in the net balance of the deferred income tax amounts are as follows:

	2010	2009

At January 1	308,124	573,617
Acquisition of subsidiary	—	779,469
Charges in the statement of income	(146,924)	(796,529)
Tax effect on discontinued operations (Note 34)	(38,384)	(47,960)
Tax effect on the business combination of Aracruz	—	(84,708)
Foreign exchange variation	(10,920)	(124,777)
Other	2,231	9,011

At December 31	109,665	308,124

Deferred tax assets	1,332,025	1,283,544

Deferred tax liabilities	(1,222,360)	(975,420)

(a)                                 Reconciliation of income tax and social contribution benefit (expense)

	2010	2009

Income before income tax and social contribution	615,939	3,323,564

Income tax and social contribution at statutory nominal rate - 34%	(209,419)	(1,130,012)

Reconciliation to effective expense

Equity in earnings (losses)	(2,492)	(385)
Reversal of social contribution credit on export profits (i)	82,922	—
Tax benefit from REFIS - Law 11941/09 (ii)	9,216	—
Difference in tax rates of foreign subsidiaries	180,699	7,177
Effect of tax benefit on Conpacel goodwill	(23,777)	23,777
Present value adjustment - Aracruz acquisition	(97,247)	(161,343)
Gain on remeasurement of initial Aracruz investment	—	469,072
Other	(27,199)	(35,475)

Income tax and social contribution expense for the year	(87,297)	(827,189)

Effective rate - %	14.2	24.9

(i)	Effect of Social Contribution exemption on export revenues in 2003 (Note 21(a)(iii)).

(ii)	Tax benefit related to reversal of interest and fines from the Tax Amnesty and Refinancing Program (“REFIS”) (Note 21(a)(viii)).

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

(b)                                 Analysis of deferred tax balances

	2010	2009	January 1, 2009

Assets
Tax losses	689,616	788,399	306,274
Provision for contingencies	102,212	77,697	62,534
Sundry provisions	351,253	222,288	66,832
Deferral of losses on derivative contracts	—	(1,311)	84,609
Exchange variation - cash basis on loans	—	—	285,809
Tax amortization of goodwill	188,944	196,471	65,705

Total (non-current)	1,332,025	1,283,544	871,763

Liabilities
Accelerated tax incentive depreciation	15,004	15,360	6,985
Exchange variation - cash basis on loans	465,657	429,538	—
Reforestation costs already deducted for tax	194,945	167,225	156,824
Fair value of biological assets	297,273	283,642	131,013
Effect of business combination on acquisition of Aracruz	63,093	75,952	—
Deferral of gains on derivative contracts	45,173	—	—
Tax benefit on unamortized goodwill	137,012	—	—
Other provisions	4,203	3,703	3,323

Total (non-current)	1,222,360	975,420	298,145

The Company has not recognized deferred tax liabilities related to the gain generated on the exchange of assets with International Paper, in the amount of R$ 605,540, since the reversal of these temporary difference is controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future.

(c)                                 Transitional Tax System (“RTT”)

For purposes of determining income tax and social contribution on net income for 2009 and 2008, the Company in Brazil elected to adopt the provisions of the RTT, in which it is allowed to annul the accounting effects of Law 11638/07 and Provisional Measure (MP) 449/08, converted into Law 11941/09, and control reconciling items in the Taxable Income Assessment Book (LALUR) or auxiliary records, without affecting the statutory accounting records.

In 2010, the Company also adopted the same accounting practices of 2008 and 2009, considering that the RTT will be effective until enactment of the law that will address the tax effects of the new accounting methods, while seeking to maintain tax neutrality.

15                                 Significant Related Party Transactions and Balances

(a)                                 Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.34% of its shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.42% of the shares (together the “Controlling shareholders”). The Company’s commercial and financial transactions with its subsidiaries, associates, Votorantim Group companies and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances are as follows:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	Balances receivable (payable)
	Nature	2010	2009	January 1, 2009

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(283)	(211)	—
BNDES	Financing	(1,754,267)	(1,768,048)	(433,532)

		(1,754,550)	(1,768,259)	(433,532)

Transactions with subsidiaries, joint ventures and associates
Asapir Produção Florestal e Comércio Ltda.	Wood supplier	(12,869)	(7,048)	(7,048)

Votorantim Group companies
VOTO III	Eurobond	(99,230)	(91,039)	(125,321)
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(20)	(591)	(642)
Banco Votorantim S.A.	Financial investments	194,767	194,460	92,446
Banco Votorantim S.A.	Derivative financial instruments	—	2,029	(15,660)
Companhia Nitro Química Brasileira	Chemical products supplier	(590)	539	93
Anfreixo S.A.	Material supplier	(400)	(361)	(60)
Indústria de Papel de Pedras Brancas	Wood supplier	—	(5)	—
Votorantim Cimentos S.A.	Leasing of lands	(248)	(15)	(6)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(31)	(29)	(31)
Votorantim Cimentos S.A.	Others	353	353	1,029

		94,601	104,263	(48,338)

	Revenues (expenses)
	Nature	2010	2009

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(10,275)	(20,361)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(131,112)	(29,129)

		(141,387)	(49,490)

Votorantim Group companies
VOTO III	Eurobond	(12,108)	28,823
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(25,898)	34,902)
Banco Votorantim S.A.	Investments	20,530	12,501
Banco Votorantim S.A.	Derivative financial instruments	—	17,689
Companhia Nitro Química Brasileira	Chemical products supplier	(8,404)	(6,529)
Anfreixo S.A.	Material supplier	(7,832)	(6,064)
Indústria de Papel de Pedras Brancas	Wood supplier	(39)	(2,428)
Votorantim Cimentos S.A.	Leasing of lands	(1,550)	(274)
Votorantim Metais Ltda.	Leasing of lands	(7,051)	(7,043)
Companhia Brasileira de Distribuição (CBA)	Leasing of lands	(410)	(405)
Votorantim Cimentos S.A.	Others	11	11

		(42,751)	1,379

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

•            Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for overall remuneration of R$ 9,118 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical assessorial, trainings, including management improvement programs. These services are also provided for the entire Votorantim Group and the Company reimburses VID for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (Note 20(e)).

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies realized when these contracts were executed.

•            Subsidiaries, joint ventures and associates

The Company shares its administrative structure with its subsidiary Fibria-MS, and allocates these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no apportionment of expenses is necessary. In June, 2010, there was a one-off purchase of intercompany receivables from this subsidiary relating to export shipments.

Port services for shipping production of the Aracruz unit are contracted from Portocel - Terminal Especializado Barra do Riacho. This terminal is a joint venture of the Company and Cenibra - Celulose Nipo-Brasileira, which holds 49%. The prices and conditions are identical for both shareholders.

As part of the corporate structuring during the Aracruz acquisition process, the Company entered into a contract for the rental of industrial assets of the Aracruz unit, through Alícia Papéis S.A. On September 30, 2010, this subsidiary was merged, and the rental contract was rescinded.

The Company has an accounts receivable balance related to the sale of pulp to Fibria Trading International KFT., which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow the strategic and finance plan of the Company and observe the transfer price limits under tax regulations. In addition, the Company contracted intercompany export pre-payments with this subsidiary, at the rate of quarterly LIBOR plus an average spread of 3.8% p.a., with quarterly payment of principal and interest and final maturity in 2017.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

On June 24, 2005, the Company entered a loan contract with VOTO IV, a jointly-controlled subsidiary, which raised US$ 200,000 thousand, at 8.5% p.a.

On July 27, 2005, the Company entered into a loan contract with the jointly-controlled subsidiary Asapir Produção Florestal e Comércio Ltda., for the purpose of purchasing 571thousand m3 of debarked wood, for R$ 14,000, maturing in seven and a half years. This agreement will be settled with wood.

•            Votorantim Group companies

On January 16, 2004, the Company executed a loan contract with a wholly-owned subsidiary of VPAR, VOTO III, for US$ 45,000 thousand, at 4.25% p.a.

The Company has a contract to purchase energy from Votener -Votorantim Comercializadora de Energia Ltda. to supply its units in Jacareí and Piracicaba. The total amount contracted is R$ 104,000, guaranteeing 787,000 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request a rescission of the contract, that party is required to pay 50% of the remaining balance.

The Company maintains investments in CDB and securities purchased under agreement to resell issued by Banco Votorantim S.A., with average remuneration of 104.3% of the CDI, maturity on September 27, 2011. The Company’s cash management policy is intended to provide efficiency in investment returns and guaranteed liquidity, based on market practices. The shareholders agreement limits the intercompany investments to R$ 200,000. In addition, derivative financial instruments in the form of non-deliverable forwards to sell U.S. dollars, in the notional amount of US$ 24,000 thousand, were contracted and settled on January 4, 2010.

On January 1, 2009, the Company entered into a contract to purchase sulfuric acid from Cia. Nitroquímica Brasileira, for R$ 19,000, guaranteeing the supply of 72,000 metric tons of acid for five years through December 31, 2013. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On April 22, 2008, the Company entered into a contract for the supply of electrical, fastening and sealing materials, protective equipment and others with Anfreixo S.A. guaranteeing the supply of these items until December 2012. This contract does not establish minimum quantities to be supplied. In addition, services were contracted to maintain records until January 2, 2013 for R$ 1,700. In the case of contract rescission, no penalties are due by either party, other than the settlement of outstanding invoices.

On April 1, 2009, the Company entered into a loan contract with Indústria de Papel Pedras Brancas Ltda. for the purchase of debarked wood for R$ 3,000, maturing on December 31, 2010. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On January 10, 2009, the Company entered into a contract with Votorantim Cimentos Ltda. to sell software for R$ 562, maturing in eleven months up to December 31, 2010. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

The Company has land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling of R$ 76,496.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The Company has land leasing agreements, for approximately 2,060 hectares, with Companhia Brasileira de Alumínio - CBA, which matures in 2023, totaling of R$ 4,062.

In the years ended December 31, 2010 and 2009, no provision for impairment was recognized on assets involving related parties.

(b)                                 Remuneration of officers and directors

The total annual amount authorized by the Annual General Meeting on April 30, 2010 for the remuneration of Executive Directors, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees and for 2010 was R$ 30,000. The remuneration expenses, including all benefits, are summarized as follows:

	2010	2009

Short-term benefits to officers and directors	21,277	23,087
Benefits to rescission of contract	4,788	2,016
Benefit program - Phantom Stock Options (Note 25)	366	—

	26,431	25,103

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. In the third quarter of 2010, the Company approved the compensation program based on the rights relating to the increase in share values (Note 25).

The short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees’ members of R$ 665 for the year ended December 31, 2010 (R$ 119 for the year ended December 31, 2009).

The Company does not have any additional post-employment obligation and does not offer any other benefits, such as additional paid leave for time of service.

16                                 Property, Plant and Equipment

(a)                                 Analysis

	Annual					January 1,
	average	2010			2009	2009
	depreciation		Accumulated
	rate -%	Cost	depreciation	Net	Net	Net

Land		2,119,325		2,119,325	2,248,725	1,122,301
Buildings	4	2,599,541	981,397	1,618,144	1,707,722	394,233
Machinery, equipment and facilities	5.5	13,263,778	4,746,947	8,516,831	9,180,472	2,221,916
Furniture and fixtures	10	62,030	40,446	21,584	22,322	15,872
Vehicles	20	30,878	19,367	11,511	11,036	66,274
Advances to suppliers		280,455	—	280,455	281,823	123,885
Construction in progress		391,667	—	391,667	555,607	3,582,964
Other		152,763	132,849	19,914	29,324	12,250

		18,900,437	5,921,006	12,979,431	14,037,031	7,539,695

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

(b)                                 Flux of net book value

	Land	Buildings	Machinery, equipment and facilities	Furniture and fixtures	Vehicles	Advances to suppliers	Construction in progress	Other	Total

At January 1, 2009	1,122,301	394,233	2,275,693	15,872	12,497	123,885	3,582,964	12,250	7,539,695
Additions	955	—	163,395	306	234	485,875	411,764	45	1,062,574
Disposals	(10,792)	6,003	(45,335)	(998)	(912)	—	—	(13,587)	(65,621)
Depreciation	—	(38,581)	(412,277)	(2,435)	(3,411)	—	—	(17,889)	(474,593)
Acquisition of subsidiaries	1,644,430	1,222,450	4,086,705	7,374	2,564	303,124	415,144	141,905	7,823,696
Guaíba unit written off	(521,130)	(95,305)	(617,864)	(1,574)	(266)	(126,531)	(377,855)	(101,602)	(1,842,127)
Transfers and others	12,961	218,922	3,730,155	3,777	330	(504,530)	(3,476,410)	8,202	(6,593)

At December 31, 2009	2,248,725	1,707,722	9,180,472	22,322	11,036	281,823	555,607	29,324	14,037,031
Additions	560	11	10,103	360	3,453	268,167	202,304	395	485,353
Disposals	(13,367)	(3,580)	(12,364)	(544)	(745)	(21,333)	(1,928)	(117)	(53,978)
Depreciation	—	(117,782)	(747,826)	(4,682)	(4,082)	—	—	(11,425)	(885,797)
Tax credit	—	(25,287)	(228,294)	—	—	—	(16,034)	—	(269,615)
Reclassification to assets held for sale	(117,812)	(80,047)	(185,488)	(2,002)	(964)	(7,615)	(16,406)	(1,740)	(412,074)
Transfers and others	1,219	137,107	500,228	6,130	2,813	(240,587)	(331,876)	3,477	78,511)

At December 31, 2010	2,119,325	1,618,144	8,516,831	21,584	11,511	280,455	391,667	19,914	12,979,431

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The balance of construction in progress is comprised mainly of expansion and optimization projects of the Company’s industrial units, being R$ 73,530 in Jacareí, R$ 5,966 in Piracicaba, R$ 57,800 of forest area, R$ 72,737 of Fibria-MS, R$ 132,056 in the Aracruz unit, R$ 20,771 in Veracel.

The loan charges capitalized were calculated based on the weighted average cost of the related debt. In the first six months of 2010, the rate applied was 6.92% p.a., and, in accordance with the internal policy, was revised in July to 6.04% p.a.

The amount of R$ 876,062 (December 31, 2009 - R$ 464,680) related to depreciation expenses was charged in the statement of income under “Cost of sales”. The amounts charged to the statement of income under “Selling expenses” and “General and administrative expenses” are disclosed in Note 28.

Property, plant and equipment furnished as guarantee is disclosed in Note 20.

(c)                                 Finance and operating lease agreements

Finance leases, and agreements that do not have the legal characteristics of a lease but transfer the right to use an asset in exchange for a payment are related to the purchase of forest equipment for felling trees and transporting wood, as well as the purchase of industrial equipment for the processing of chemicals and oxygen. The schedule of future disbursements is detailed in Note 5.1(c). The table below demonstrates the amounts recorded mainly as “Machinery, equipment and facilities” as of December 31, 2010 and 2009:

	2010			2009
	Cost	Accumulted depreciation	Net	Cost	Accumulated depreciation	Net

Forest equipment	51,530	20,648	30,881	52,574	10,386	42,188
Industrial equipment for the processing of chemicals and oxygen	88,990	9,940	79,049	150,288	31,477	118,811

	140,520	30,588	109,930	202,862	41,863	160,999

The Company has timberland operating leases with third parties, most of which initiated in 1991, usually with a 21 years term. Lease payments, equivalent to 30% of the market value of the wood harvested on the property, are made after each harvest. The Company guarantees to the lessor a minimum payment for the harvest. Additionally, the Company has a long-term agreement for the rendering of coastal maritime transportation services, effective for 20 years, for barges to transport wood from the Caravelas terminal, in the State of Bahia to Portocel, in the State of Espírito Santo.

At December 31, 2010, minimum payments of future operating leases were as follows:

Years	Land leases	Maritime transportation

2011	41,966	472,684
Between 2012 and 2014	82,896	387,889
Between 2015 and 2017	82,896	221,156
Other 2018	261,938	158,876

	469,696	1,240,605

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

17                                 Biological Assets

The Company’s biological assets are substantially comprised of growing forests, intended for the supply of wood for pulp production. Forests in formation are located in the states of São Paulo, Rio Grande do Sul, Espírito Santo and Bahia.

The reconciliation of the book balances at the beginning and at the end of the year is as follows:

	2010	2009

At the beginning of the year	3,791,084	1,890,898
Merger and fair value of Aracruz assets	—	1,849,069
Change in fair value
Harvests in the period	(851,681)	(232,558)
Additions	642,567	216,300
Change in fair value	92,319	551,604
Reduction on the sale of the Guaíba unit	—	(426,303)
Others	37,112	(57,926)
Reclassification to assets held for sale	(160,765)	—

At the end of the year	3,550,636	3,791,084

In determining the fair value of biological assets, the projections are based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of six to seven years and an area of approximately 464,300 hectares at December 31, 2010.

The projected cash flows is consistent with area ‘s growing cycle. The volume of production of eucalyptus to be harvested was estimated considering the average productivity in cubic meters of wood from each plantation per hectare at the time of harvest. The average productivity varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth (IMA) by region; the average was 42.13 m3/hectare (43.62 m3/hectare in 2009).

The average net sales price of R$ 50.05 per cubic meter (R$ 49.24 per cubic meter in 2009) was projected based on the estimated price for eucalyptus in the local market, a market study and researched transactions, adjusted to reflect the price of standing timber by region. The standard estimated cost contemplates expenses for felling, chemical control of undergrowth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of assets, such as property, plant and equipment and own land, considering an average rate of return of 5.5% p.a. were also considered. The pre-tax discount rate was 13.2%.

The increase in the fair value adjustment recorded as of December 31, 2010, compared with the amount recorded as of December 31, 2009, is due to the increase in the average price.

The biological assets’ fair value was determined by management as supported by reports of independent advisors.

The change in the fair value of biological assets during the year ended December 31, 2010, occurred principally due to price increases for wood of 30% and the volume increase in the effective planted areas of 9%, when compared to the evaluation on December 31, 2009.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The Company has no pledged area as guarantee.

The Company’s forestry operations are subject to several environmental risks, which it mitigates by applying strict operating procedures and making investments in equipment and systems to control pollution. The ongoing expenditures related to the compliance with environmental laws are recorded in the results of operations as incurred, and new equipment and systems are capitalized. Management believes that, at present, it is not necessary to record a provision for impairment related to environmental issues, based on laws and regulations currently in effect in Brazil.

18                                 Intangible Assets

(a)                                 Analysis

						January 1,
	Annual	2010			2009	2009
	amortization		Accumulated
	rate - %	Cost	amortization	Net	Net	Net

Systems development and deployment	20	213,571	150,332	63,239	41,614	34,346
Databases	10	456,000	91,200	364,800	410,309
Patents	15.9	129,000	41,090	87,910	108,844
Relationship with suppliers
Diesel and ethanol	20	29,000	13,166	15,834	22,101
Chemical products	6.3	165,000	20,790	144,210	154,623
Goodwill
Conpacel (former Ripasa)					475,413	475,413
Riocell						6,952
Aracruz		4,230,450		4,230,450	4,230,450	115,164

		5,223,021	316,578	4,906,443	5,443,354	631,875

(b)                                 Flux of net book value

	2010	2009

At the beginning of the year	5,443,354	631,875
Intangible assets arising from business combination
Databases, patents and suppliers (Note 33)	—	779,000
Write-off of goodwill previously recorded under proportional consolidation	—	(122,116)
Aracruz goodwill (Note 33)	—	4,361,143
Disposal of Guaíba (Note 33)	—	(130,693)
Amortization of databases, patents and suppliers	(83,123)	(83,123)
Reclassification to assets held for sale	(475,413)	—
Acquisition and disposal of software	21,625	7,268

At the end of the year	4,906,443	5,443,354

The amortization of intangible assets was recorded in “General and administrative expenses” and “Other operating income (expenses), net”.

Impairment tests for goodwill

The Company assessed the recovery of the net book value of goodwill at December 31, 2010 based on its value in use, using the discounted cash flow model for each CGU. The process of estimating the value in

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

use involves assumptions, judgments and estimates of future cash flows and represents the Company’s best estimate. The recoverability test did not result in the need to recognize any impairment of goodwill.

Goodwill is allocated to CGU identified, as follows:

	2010	2009	January 1, 2009

Goodwill on the acquisition of
Conpacel (former Ripasa) (*)	—	475,413	475,413
Riocell	—	—	6,952
Aracruz	4,230,450	4,230,450	115,164

	4,230,450	4,705,863	597,529

(*)	During 2010, this CGU was classified as asset held for sale (Note 34). Consequently, the impairment of this CGU was tested based on its net sales price.

The discounted cash flow method was used to determine the value of the CGU. The underlying concept of this methodology is the determination of free cash flows, in a specific period, taking into account:

•             operating results;

•             depreciation of property, plant and equipment, appropriated to the results for the year;

•             the need to incremental working capital, determined based on the Company’s financial cycle.

The balances of cash for each period are calculated at present value, discounted through the application on the rate that best reflects the Weighted Average Cost of Capital (WACC). This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities.

The cost of the Company’s own capital was calculated through the Capital Asset Pricing Model.

A cash flow for a period of five years was considered according to the Company’s projections, plus a residual amount calculated by the perpetuation of the balance of cash in the fifth year, discounted to present value using the WACC rate, less the estimate of growth of Brazilian Gross Domestic Product.

The main assumptions used in determining value in use at December 31, 2010, for each CGU, are as follows:

Aracruz

Gross margin - % (i)	29.8
Perpetuity - “g” - % (ii)	0.74
Discount rate - WACC - % (iii)	8.38

(i)	Gross margin, weighted average of the period of five years.
(ii)	Perpetuity grown rate.
(iii)	Pre-tax discount rate.

Management determined the gross margin based on past performance and on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant operating segments.

19                                 Advances to Suppliers - Forestry Partnership Programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and more recently Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Through the program, the Company provides technology, technical assistance, inputs and financial funds according to the type of agreement, and is guaranteed wood inputs for pulp production. These advances will be reimbursed through delivery of wood by forest producers.

The table below demonstrates the flux during the years:

	2010	2009

At the beginning of the year	720,127	89,498
Aracruz acquisition	—	256,070
Fair value related to Aracruz acquisition (Note 33)	—	397,358
Advances made	29,914	13,588
Provision for impairment	—	(11,295)
Wood harvested	(55,851)	(25,092)

At the end of the year	693,490	720,127

20                                 Loans and Financing

	Average
Current	annual			January 1,
Type/purpose	charges - %	2010	2009	2009

In foreign currency
Export credits (ACC)	2.0	66,693	597,567	1,051,166
Export credits (prepayment)	4.4	42,967	422,827	2,837,951
Export credits (Finnvera)	4.7	39,089	40,331	—
Eurobonds (issued by Fibria Overseas)	7.6	34,558	27,810	—
Leasing	2.9	4,189	8,393	38,294
EIB Eurpo Inv. Bank	0.9	4,178	4,370	—
FINIMP	1.5	2,417	2,527	19,703
Eurobonds (issued by VOTO III)	4.3	1,875	1,659	1,825
Bonds - VOTO IV	8.5	788	1,584	—
Fixed Rate Notes		—	—	117,743
Derivatives debt		—	—	391,761
Others		—	—	741

In reais
BNDES
TJLP	8.6	294,972	200,437	74,748
Currency basket	7.5	41,996	37,479	11,318
NCE in reais	11.8	63,246	378,949	165,119
Rural credit note	9.6	20,611	54,313	1,265
Midwest Region Fund	8.5	6,105	56	—
Leasing indexed to the CDI	12.7	—	11,954	10,171
NCE double Index		—	—	100,872
Derivatives debt		—	—	198,181

		623,684	1,790,256	5,020,858

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	Average
Non-current	annual				January
Type/purpose	charges - %	Maturity	2010	2009	1, 2009

Foreign currency
Export credits (prepayment)	4,4	2012 to 2020	4,440,775	4,333,530	—
Eurobonds (issued by Fibria Overseas)	7.6	2020	2,896,617	1,741,200	—
Bonds - VOTO IV	8.5	2020	333,240	348,420	468,724
Export credits (Finnvera)	4.7	2012 to 2018	227,328	280,116	—
Eurobonds (issued by VOTO III)	4.3	2014	97,445	89,380	123,497
Leasing	2,9	2013	19,260	24,504	—
FINIMP	1.5	2012	2,154	4,774	—
EIB Eurpo Inv. Bank	0.9	2012	694	5,078	—
Export credits (ACC)	2.0	2011	—	76,784	58,425
Derivative debt	8.5		—	890,449	—
Others			—	—	1,563

In reais
BNDES
TJLP	8.6	2012 to 2017	1,246,757	1,334,097	285,004
Currency basket	7,5	2012 to 2017	170,542	196,035	62,462
NCE	11,8	2012 to 2013	455,555	80,583	9,547
Midwest Region Fund	8,5	2012 to 2017	67,406	72,844	—
Leasing indexed to the CDI	12,7	2014	—	33,347	42,161

			9,957,773	9,511,141	1,051,383

The foreign currency loans and financings are U.S. dollars denominated, except for the Eurobond VOTO III, which is denominated in Yens.

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

The table below was prepared pursuant to IAS 39 in order to show the annual effects on the financial expenses arising from the cost of fund raising, at the effective interest rate:

	2010
Description	2011	2012	2013	2014	2015	2016	2017 onwards	Total

Export credits (Finnvera)	1,493	1,068	932	791	644	490	242	5,660
Bonds (VOTO IV and Fibria Overseas)	2,337	2,340	2,343	2,347	2,350	2,354	7,881	21,952
Eurobonds (issued by Fibria Overseas)	30,958	30,958	30,958	30,958	30,958	30,958	102,383	288,131
Export credits (prepayment)	12,252	12,279	12,114	11,917	9,422	2,084	2,005	62,073

	47,040	46,645	46,347	46,013	43,374	35,886	112,511	377,816

The capitalization of the costs related to the loans and financings increase the average cost of our debt in 0.06% p.a.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The maturities of the non-current portion of the debt at December 31, 2010 are presented below:

Maturity of
long-term	In	In foreign
Installments	reais	currency	Total	Percentage

2012	343,400	273,416	616,816	6
2013	331,997	479,041	811,038	8
2014	384,240	617,139	1,001,379	10
2015	387,513	687,558	1,075,071	11
2016	170,598	1,082,273	1,252,871	13
2017	192,744	1,172,892	1,365,636	14
2018	126,501	317,022	443,523	4
2019	3,266	170,536	173,802	2
2020	—	3,217,637	3,217,637	32

	1,940,259	8,017,514	9,957,773	100

(a)                                 Export credits (prepayments)

On September 30, 2010, the Company signed an Export Credit Contract with 11 banks in the amount of US$ 800 million (equivalent then to R$ 1,355,360), with maturities through 2018, bearing quarterly LIBOR plus 2.755% p.a., which can be reduced to 2.30%, conditioned to the leverage levels and rating of the Company. The credits are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities.

On September 29, 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 250 million (equivalent then to R$ 423,550), with maturities through 2020, bearing semi-annual LIBOR plus 2.55% p.a., which can be reduced to 2.30%, conditioned to the leverage levels and rating of the Company. The credits are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities.

On June 30, 2010, the Company signed an Export Credit Contract with nine banks in the amount of US$ 600 million (equivalent then to R$ 1,080,900), with maturities through 2017, bearing quarterly LIBOR plus 2.80% p.a., which can be reduced to 2.40%, conditioned to the leverage levels and rating of the Company. The credits are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities.

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 535 million thousand (equivalent then to R$ 956,152), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The credits are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, funds totaling US$ 314 million (equivalent then to R$ 558,991) were released, and the remaining balance of US$ 221 million (equivalent then to R$ 389,310) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities.

In December 2009, the Company borrowed US$ 1,175 million (equivalent then to R$ 2,046,970) in a two-tranche export prepayment line from various banks, with US$ 750 million (equivalent then to R$ 1,306,580), maturing within five years, with a three-year grace period, and US$ 425 million (equivalent then to R$ 740,390), maturing within seven years, with a five-year grace period.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The interest rate is the quarterly LIBOR plus an initial spread of 4.00% p.a. on the US$ 750 million tranche and a spread of 4.25% p.a. on the US$ 425 million tranche. There is a reduction in the spread according to the Company’s leveraging levels. In September 2010, Company prepaid the remaining balance of these transactions, because they presented less favorable conditions.

In July 2009, the Company signed an export credit contract with Banco Credit Suisse totaling US$ 54 million (equivalent then to R$ 104,166), bearing interest of 100% of the CDI plus 1% p.a., maturing in July 2012. In June 2010, the Company approved the assignment of this agreement from Banco Credit Suisse to Banco Safra, without changing any of the other contractual provisions.

In September 2008, as a result of the creation of the Conpacel consortium on the spin-off of the operations of Ripasa to Fibria (50%) and Suzano (50%), the Company recorded the balance of loans arising from the spin-off which were subsequently merged into Fibria, of US$ 83 million (equivalent then to R$ 139,596), related to the contracts for export prepayment totaling US$ 73 million and for import financing totaling US$ 10 million, both of which mature in 2012. In June 2010, the Company prepaid the remaining balance of these transactions, in the amount of US$ 24 million, because they presented less favorable conditions.

In May 2008, the Company signed an export credit contract with Banco Nordea Bank AB totaling US$ 50 million (equivalent then to R$ 82,540), bearing interest of LIBOR plus 0.68% p.a., falling due in May 2012. The credits were guaranteed by export contracts and matured within 48 months from the date of receipt of the loan. The proceeds were used to prepay outstanding export financing loans. In the second quarter of 2009, the spread rate was renegotiated and altered in order to be consistent with the market rate of 4.75% p.a. above LIBOR. In the second quarter of 2010, the Company prepaid the remaining balance of this contract, upon obtaining more attractive financing lines.

In June 2007, the Company signed an export credit contract with Banco Bilbao Vizcaya Argentaria amounting to US$ 100 million (equivalent then to R$ 195,217), bearing interest of LIBOR plus 0.38% p.a. and maturing in 2015. In the second quarter of 2009, the spread rate was renegotiated and altered in order to be consistent with the market rate of 4.65% p.a. above LIBOR. In the second quarter of 2010, the Company prepaid the remaining balance of this contract, upon obtaining more attractive financing lines.

In July 2006, the wholly-owned subsidiary Fibria Overseas Holding KFT signed an export credit contract with a group of banks totaling US$ 375 million (equivalent then to R$ 816,075), bearing interest of LIBOR plus 0.57% p.a., maturing from 2007 to 2014. The credits were guaranteed by export contracts and the installments matured on the shipment dates. The proceeds were used to prepay outstanding export financing loans. In the second quarter of 2009, the spread rate was renegotiated and altered in order to be consistent with the market rate of 4.75% p.a. above LIBOR. In the second quarter of 2010, the Company prepaid the remaining balance of this contract, upon obtaining more attractive financing lines.

The Company has export prepayment contracts with Banco Bradesco in the amount of US$ 150 million, bearing interest of LIBOR plus 0.78%, maturing in 2014. The Company has export prepayment contracts with Nordea bank in the amount of US$ 50 million, bearing interest of LIBOR plus 0.80%, maturing in 2013.

The Company has export prepayment contracts with Banco do Brasil in the amount of US$ 200 million, bearing interest of LIBOR plus 3.20% - 5.00%, maturing in 2018. In September 2010, the spread rate

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

was renegotiated and altered to 2.80% p.a. above LIBOR, which can be reduced to 2.40%, conditioned to the leverage levels and rating of the Company. The maturity date of the first installment was also altered to 2013 and the total contract maturities in 2017.

(b)                                 Loans - VOTO III (eurobonds)

On January 16, 2004, Votorantim Overseas Trading Operations III (“VOTO III”), a wholly-owned subsidiary of VPAR, raised in the international capital markets US$ 300 million (equivalent then to R$ 873,000), maturing in ten years and bearing annual interest of 4.25%. The Company received 15% of the total funds raised, i.e., US$ 45,000 million, equivalent then to R$ 131,000.

(c)                                 Loans - VOTO IV (eurobonds)

On June 24, 2005, Votorantim Overseas Trading Operations Limited IV (“VOTO IV”), a company jointly controlled together with Votorantim Participações, raised US$ 400 million in the international capital markets (equivalent then to R$ 955,000), maturing on June 24, 2020 and bearing annual interest of 8.50%. The Company received 50% of the total funds raised, i.e., US$ 200 million, equivalent then to R$ 477,000.

(d)                                 Loans - Fibria 2019 and Fibria 2020 (eurobonds)

In May 2010, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million (“Fibria 2020” equivalent then to R$ 1,339,650) in the international market, maturing in ten years and with a repurchase option as from 2015, accruing semi-annual interest at 7.50% p.a.

In October 2009, the Company, through Fibria Overseas Finance Ltd., raised US$ 1 billion (“Fibria 2019” equivalent then to R$ 1,744,000), maturing in ten years, accruing semi-annual interest at 9.25% p.a. In May 2010, the Company announced an offer to exchange the Fibria 2019 Bond for the Fibria 2020 Bond, in order to align the interest yield curve and improve the liquidity of the security, and renegotiating covenant clauses. The participation in the exchange offer was 94%.

The effective interest rate on these operations, including the costs necessary to raise the funds, is 8.66% p.a.

(e)                                 BNDES

In October 2010, a new EXIM financing agreement was executed with BNDES totaling R$ 70,000, accruing interest at 7.7% p.a. and maturing in 14 months.

In 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest at the Long-term Interest Rate (TJLP) plus 0% to 4.41% and the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a. At December 31, 2010, 93% of this total amount had been released. UMBNDES is an index based on a basket of currencies, predominantly the U.S. dollar.

In 2008, a financing agreement with BNDES totaling R$ 74,821 was approved, bearing TJLP plus 1.36% to 1.76% and UMBNDES plus 1.76% p.a. The final maturity of this financing is 2015. At December 31, 2010, 2010, 57% of this amount had been released.

In 2007, a financing agreement was executed with BNDES totaling R$ 21,701, indexed by the TJLP plus 1.8% and UMBNDES plus 1.3% p.a. The principal amount will be repaid between 2011 and 2012.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

In 2006, a financing agreement was executed with BNDES, the balance of which at December 31, 2010, 2010 was R$ 518,086, of which R$ 516,588 has already been released, maturing from 2009 to 2016, bearing interest at the TJLP plus 0% to 2.9% p.a. and UMBNDES plus 1.4% to 2.4% p.a.

In 2005, three agreements were entered into with BNDES, in December, August and May. In the contract signed in December, the total funds released were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP plus 0% to 4.5% p.a. and UMBNDES plus 2.0% to 3.0% p.a. In the August agreement, the total funds released were R$ 55,222, of which a portion is indexed to the TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a. The final maturity of this agreement is 2015. In the May agreement, the total funds released were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a. The final maturity of the principal amount is 2015.

Considering only the portion guaranteed by the Company, equivalent to 50% of financing raised by Veracel (joint venture with Stora Enso) from BNDES, the total principal amount at December 31, 2010 amounted to R$ 331,299, repayable from 2011 to 2014, subject to interest ranging from TJLP plus 1.0% to 3.3% p.a. and currency basket plus 3.3% p.a.

The Company has contributed the pulp plant located in Três Lagoas, State of Mato Grosso do Sul, as collateral for these financing.

(f)                                   Leasing

In December 2009, the Company renegotiated the terms and the amount outstanding of its finance lease with Banco Société Générale, originally contracted in 2008, for the acquisition of forest machinery and equipment. The contract maturity is up to 2013.

Finance lease liabilities are guaranteed by a statutory lien on the assets leased and the maturing timetable is described in Note 5.1(c).

(g)                                Export Credit Note (NCE) and Rural Credit Note (NCR)

On September 28, 2010, the Company signed an NCE totaling R$ 427,500, maturing in 2018 and bearing charges of CDI plus 1.85% p.a. This NCE is linked to a swap that converts floating rates to fixed rates of 5.45% plus exchange variations.

In August 2009, the Company signed an agro-industrial credit agreement with Banco do Brasil totaling R$ 137,000, maturing in 488 days and bearing charges of 11.25% p.a.

In May 2009, the Company contracted an NCE with Banco do Brasil totaling R$ 50,000, which matures in June 2011 and bearing charges of 11.25% p.a.

In December 2008, the Company contracted, through its subsidiary Portocel, an NCE with Banco HSBC in the amount of R$ 94,014 (51%), with final maturity in December 2013 and charges of 100% of the CDI.

(h)                                Export credit (Finnvera)

On September 30, 2009, the Company entered into a loan agreement with FINNVERA (Finnish Development Agency, which provides credit to companies committed to sustainability programs) in the amount of € 125 million at semi-annual LIBOR plus 3.325% p.a., maturing in eight-and-a-half years.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

(i)                                   Fund for the financing of the Brazilian Midwest Region (FCO)

On December 31, 2009, the Company raised R$ 73,000 from Banco do Brasil through its subsidiary Fibria-MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

(j)                                   Agreement with creditor bank counterparties relating to derivative liabilities of former Aracruz (merged)

In May 2010, the Company settled the remaining amount of its derivative debt, in the amount of US$ 511 million (equivalent then to R$ 944,095), thus permitting the elimination of the remaining restrictive clauses and the release of the remaining guarantees for this transaction.

(k)                               Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts and the maintenance of minimum balances of receivables in a specific account. As regards BNDES, the Company enhanced the collateral package during 2009, in connection with the failure to comply with the clause governing the maximum level of indebtedness.

Export prepayments negotiated between 2009 and 2010 with an outstanding balance of R$ 4,128 million are subject to the following obligations:

•             Restrictions on the Company’s capacity to merge with or into other entities.

•             Restrictions on sales and exchanges of assets by the Company.

•             Maintenance, at the end of each quarter, of a ratio of: (i) EBITDA in accordance with practices adopted in Brazil and adjusted (for the last four quarters) with respect to (ii) the total debt maturing during the following four consecutive quarters plus financial expenses to be paid during the following four consecutive quarters, greater than 0.6 at December 31, 2010, later increasing up to 1.2 at June 30, 2011 for export prepayment contracts with Banco Safra (R$ 81,000), Finnvera (R$ 273,000) and leasing with Banco Société Générale (R$ 28,000), and 0.5 at December 31, 2010, later increasing up to 1.0 at September 30, 2011 to R$ 4,047 million of the outstanding balance of export prepayment contracts, negotiated from July to September 2010.

•             Maintenance, at the end of each quarter, of a level of net debt to Adjusted EBITDA (for the last four quarters) lower than 4.8 at December 31, 2010 and decreasing to 3.0 at June 30, 2011, and after the export prepayment contracts with Banco Safra (R$ 81,000), Finnvera (R$ 273,000) and lease with Banco Société Générale (R$ 28,000), and 5.0 at December 31, 2010, 5.5 at March 31, 2011 and decreasing to 4.0 at December 31, 2011, to 3.5 at December 31, 2012 and after that to R$ 4,047 million regarding export prepayment contracts negotiated from July to September 2010.

•             Maintenance, at the end of each quarter, of a level of gross debt to shareholders’ equity of 0.7. This restriction refers to export prepayment contracts with Banco Safra (R$ 81,000), Finnvera (R$ 273,000) and lease with Banco Société Générale (R$ 28,000).

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The principal events of default under the export prepayment contracts include:

•             non-payment, within the stipulated period, of the principal amount or interest;

•             inaccuracy of any declaration, guarantee or certification provided;

•             cross-default and cross-judgment default, subject to an agreed minimum of US$ 50 million;

•             subject to certain periods for resolution, breach of any obligation under the contract;

•             certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

The Company was fully in compliance with the covenants agreed upon in the contracts with the banks at December 31, 2010.

(l)                                   Loans and financing guarantees

At December 31, 2010, loans and financing are guaranteed mainly by property, plant and equipment items, with a net book value of R$ 5,234,743 (December 31, 2009 - R$ 5,704,248), considered sufficient to cover the corresponding loans and financing amounts.

(m)                             Unused credit lines

At December 31, 2010, there are no unused credit lines.

(n)                                Fair value of loans and financing and payable - Aracruz acquisition

The book value and fair value of loans and financing and payable - Aracruz acquisition are as follows:

	Book value			Fair value
	2010	2009	January 1, 2009	2010	2009	January 1, 2009

Export credits	4,816,852	5,751,155	3,947,542	5,410,468	5,708,412	3,242,211
Bonds	3,364,523	2,210,053	594,046	4,962,249	2,448,084	548,702
Finimp	4,570	7,301	19,703	4,627	7,037	11,698
Leasing	23,449	78,198	90,626	48,408	76,096	77,597
National Bank for Economic and Social Development (BNDES)	1,754,267	1,768,048	433,532	1,627,630	1,758,885	277,165
Rural credit note	20,611	54,313	1,265	20,449	54,111	—
NCE	518,801	459,532	393,281	622,709	465,246	382,344
Payable - Aracruz acquisition	1,440,676	3,684,179	—	1,440,676	3,684,179	—
Derivative debt	—	890,449	589,942	—	1,007,044	589,942
Other	78,384	82,348	2,304	78,384	82,348	2,304

	12,022,133	14,985,576	6,072,241	14,215,600	15,291,442	5,131,963

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

21                                 Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against potential unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel.

Provisions and corresponding judicial deposits are as follows:

	2010			2009			January 1, 2009
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	169,492	(273,335)	(103,843)	333,773	(607,585)	(273,812)	302,517	(370,165)	(67,648)
Labor	39,266	(80,457)	(41,191)	37,929	(97,969)	(60,040)	10,876	(58,970)	(48,094)
Civil	311	(10,305)	(9,994)	237	(7,319)	(7,082)	165	(14,117)	(13,952)

	209,069	(364,097)	(155,028)	371,939	(712,873)	(340,934)	313,558	(443,252)	(129,694)

The Company has tax and civil claims arising in the normal course of business that are assessed as possible losses by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2010, these claims amount to: tax R$ 1,182,431 and civil R$ 64,406.

The change in the provision for contingencies is as follows:

	2010	2009

At the beginning of the year	712,873	443,252
Reversal (*)	(396,696)	(212,745)
New litigation	13,934	24,004
Merger of Aracruz	—	429,688
Indexation accruals	33,986	28,674

At the end of the year	364,097	712,873

(*)	The reversal in 2010 was due to the REFIS (R$ 215,181 - item (viii) below), the reversal of the provision for CSLL taxes on export revenue in 2003 (R$ 156,331 - item (iii) below) among others.

(a)                                 The following is a summary of the main tax litigation cases

(i)                                   PIS/COFINS

The Company obtained a court injunction against the increase in the calculation basis for PIS and COFINS taxes on revenues. The injunction also covered the increase in the COFINS tax rate established by Law 9718/98, on the basis of unconstitutionality. A favorable decision was issued in November 2001. However, due to unfavorable court decisions at the time for other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to partially withdraw the lawsuit filed. It then elected to enroll in the PAES program (a tax amnesty and refinancing installment program) paying R$ 60,861, as instituted by Law 10684/03. The updated balance at December 31, 2010 is approximately R$ 67,583. The Company is still challenging only the payment of taxes on exchange gains.

There have been decisions handed down by the Federal Supreme Court (STF) that the change in the basis for calculation of the PIS and COFINS taxes is unconstitutional. Consequently, despite having

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

withdrawn its original claim, the Company filed a petition for a preliminary injunction to assure its right not to pay the PAES installments relating to such modification, and this petition was granted. The amount relating to the PAES installments that were not paid as a result of the court order, for the months from July 2006 to December 2009, is approximately R$ 32,400, including TJLP interest charges through December 31, 2010. In February 2009, the Superior Court of Justice (STJ) issued its decision in favor of the Company, determining that the decision of the Second District Federal Court, which had approved the partial withdrawal of the lawsuit originally filed, be overturned.

The exchange gains being discussed, related to the period from February 1999 to September 2003, amounted to R$ 179,238 at September 30, 2009, updated by the Special System for Settlement and Custody (SELIC) rate.

In September 2009, supported by the advice of outside legal counsel, the Company fully reversed R$ 179,238 of the provision for the taxes on exchange gains.

(ii)                               ICMS

The Company filed claims challenging the inclusion of ICMS tax in the basis of taxable income for COFINS purposes in the period from 1996 to 2002, and also claiming the right to take credit for ICMS tax paid on the purchases of raw materials used in the production of tax-exempt paper. The Company is entitled to take these credits as from January 2006 due to the enactment of Supplementary Law 120 of December 29, 2005. The Company has accrued and deposited in court the disputed tax, the total balance of which at December 31, 2010 is R$ 61,394.

(iii)                           Social contribution on export income

On March 31, 2004, the Company was granted the right not to pay social contribution on export income retroactively to January 2004. In April 2007, as a result of an unfavorable court decision, the Company made a judicial deposit of R$ 36,859, plus interest of R$ 10,170 based on the SELIC rate. In February 2008, the Company made an additional judicial deposit of R$ 73, and the deposited amount, therefore, totaled R$ 47,102. The contingency is fully accrued. The Company is still discussing this issue in court.

In September 2003, the Company obtained a favorable sentence permitting it, as from 2002, not to pay social contribution on export income, and it was also assured the right to offset overpaid amounts, updated by the SELIC rate, amounting to R$ 110,800 at December 31, 2010, for which a provision was established. The Company is awaiting a final judicial ruling on the appeal filed by the Federal Government. Furthermore, on December 1, 2009, the Company was served an assessment notice regarding the social contribution for 2004, amounting to R$ 71,400, updated to December 31, 2010.

As the Brazilian Federal Revenue Service (RFB) did not serve an assessment notice for 2003 and the Company’s attorneys understood that the tax authorities are no longer entitled to claim the amounts for that period, due to the time has expired, and the Company reversed the provision of R$ 156,331 in the quarter ended March 31, 2010, of which R$ (73,409) to “Financial results” and R$ (82,922) to “Income tax and social contribution”. Additionally, on December 28, 2010, the Company was served a social contribution assessment for the year 2005, totaling R$ 3,400 at December 31, 2010.

(iv)                              Tax assessment notice

In December 2007, Normus Empreendimentos e Participações Ltda. received an income tax assessment from the Brazilian Federal Revenue Service (RFB) totaling R$ 1,169,504, at December 31, 2010, for the alleged nonpayment of income tax and social contribution relating to the earnings of its foreign

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

subsidiary, recognized in Brazil as equity in earnings of subsidiaries, during the period from 2002 to 2006. The subsidiary in question, domiciled in Hungary, sells pulp and paper in the global market. In June 2008, a trial court upheld the tax assessment. The Company filed an administrative appeal against that ruling, and is presently waiting the court decision.

Based on the position of outside legal counsel, management understands that this Hungarian subsidiary is subject to taxation in the country of incorporation and, therefore, the likelihood of this assessment being upheld is remote, since it violates provisions of Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation. Consequently, in view of the probable likelihood of a favorable outcome, the Company has not recognized any provision for this remote contingency.

(v)                                  Class action

In November 2008, a securities class action was filed against the Company (ex-Aracruz) and certain of its current and former officers and directors on behalf of purchasers of the Company’s ADRs between April 7 and October 2, 2008. The complaint asserts alleged violations of the U.S. Securities Exchange Act, alleging that the Company failed to disclose information in connection with, and losses arising from, certain derivative transactions. The indemnity claimed by the plaintiffs has not yet been specified and will depend, if the action continues, on expert proof and determination of damages. Due to the unpredictability of the likelihood of an unfavorable outcome and no basis on which to estimate the amount or range of potential loss, no provision has been recognized.

(vi)                              Tax incentive - Agency for the Development of Northeastern Brazil (ADENE)

The Company has business units located within the regional development area of ADENE. As the paper and pulp industry is deemed to be a priority for regional development (Decree 4213, of April 16, 2002), in December 2002, the Company requested and was granted by the Federal Revenue Secretariat (SRF) the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

On January 9, 2004, the Company was served Official Notice 1406/03 by the liquidator of the former Superintendency for the Development of the Northeast (SUDENE), who reported that, “based on the review carried out by the Legal Advisory Office of the Ministry of Integration as regards the special extent of the incentive, the right to use the benefit previously granted is unfounded and will be cancelled”.

During 2004 and 2005, various ADENE determinations were issued to cancel the tax benefits. Such determinations were challenged and/or refuted by the Company, but no final court decision has been announced in relation to the merits of the case.

Nevertheless, the Federal Revenue Secretariat (SRF) served the Company an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used, plus interest, but without imposing any fine, amounting to R$ 289,200 - updated to December 31, 2010. The Company challenged such assessment notice, which was deemed to be valid at the administrative level. The Company filed an appeal against this decision and in September 2008 the Ministry of Finance’s Board of Taxpayers (CCMF) deemed that the assessment by the tax authorities had partial merit and confirmed the Company’s right to use the tax incentive until 2003. However, the assessment was maintained

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

for 2004, which resulted in an assessed amount of R$ 46,100 - updated to December 31, 2010. The Company filed an appeal against the decision with respect to 2004.

The Company’s management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or in respect of future periods.

As regards the benefits utilized (R$ 143,000 at December 31, 2004), based on the position of its external legal counsel, the Company’s management believes that the tax payment demanded is unjustified, since the Company used the benefits strictly in accordance with the legal parameters and in conformity with the Federal Revenue Secretariat’s determinations and ADENE’s qualifying reports.

With respect to the remaining incentive period, extending to 2012 (plant C) and 2013 (plants A and B), based on the opinion of its external legal counsel, Company management believes that it is illegal to revoke the tax benefits the granting of which was conditional upon meeting pre-established requirements (implementation, expansion or modernization of industrial enterprise), thereby securing the right to use such tax benefits until the end of the periods set forth in law and in the terms of the concession.

Although the Company is confident that it will prevail, considering the facts that occurred in 2004 and 2005, which indicate that ADENE and the Federal Revenue Secretariat (SRF) intend to cancel the tax benefits, the Company decided to cease the use of tax benefits as from 2005, until a final court decision is obtained on the matter.

The likelihood of an unfavorable outcome for the tax benefits used until 2003 is considered as remote by the Company’s management and external legal counsel. As regards the tax benefits already used in 2004 and those still pending use as from 2005, the likelihood of an unfavorable outcome is considered as possible, and no provision has, therefore, been constituted.

(vii)                 IRPJ/CSLL - partial approval

The Company has three requests for the approval of income tax (IRPJ) credits with the Federal Revenue Secretariat, referring to 1997, 1999 and the fourth quarter of 2000, totaling R$ 125,233, of which only R$ 83,470 was approved. The Company made a timely appeal against the rejection of the tax credits. As regards 1997, the claim is pending a decision from the first trial court. For the fourth quarter of 2000, the Company is awaiting a decision on a voluntary appeal, and for 1999 it awaits a decision on an appeal to the High Court of Justice. On the advice of its outside legal counsel, the Company has not made provisions for these legal proceedings and considers a loss to be possible, but not probable.

(viii)                      Tax Amnesty and Refinancing Program (“REFIS”)

In November 2009, the Company joined the REFIS introduced by Law 11941/09, the objective of which is the settlement of fiscal liabilities through a special system for payment of tax and social security debt in installments.

The debt included in the installment payment program mainly arose from:

•             COFINS - rate increase from 2% to 3% as established by Law 9718/98.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

•             IPI credit premium - tax credits transferred from KSR to Celpav, related to phase II (April 1, 1981 to April 30, 1985), which were the subject of a tax assessment notice issued by the Brazilian Federal Revenue Secretariat due to supposed noncompliance with accessory tax obligations.

•             IRPJ/CSLL - tax assessments issued due to the offset of 100% of income and social contribution tax losses.

•             Economic Domain Intervention Contribution (CIDE) - judicial proceeding regarding CIDE on amounts paid to parties resident abroad as royalties or contractual remuneration, introduced by Law 10168/00 and amended by Law 10332/01 - period: as from 2002.

•             Tax on Financial Transactions (IOF) - judicial proceeding for declaration of non-existence of legal-tax relationship, in order not to be obliged to pay IOF on foreign exchange contracts entered into for purposes of raising funds abroad through the issue of Euronotes. The IOF amount was deposited in court on February 4, 1994.

•             IRPJ - judicial proceeding about interest on earnings arising abroad in the period from 1985 to 1989, resulting from receivables of the Company due by a company under receivership in Argentina (CASA).

At December 31, 2010, the updated amount of the refinanced tax due included in the installment payment program is R$ 258,049, for which there are judicial deposits of R$ 214,961. Upon electing to join the REFIS program, the Company identified certain contingencies which were previously classified as possible losses, totaling R$ 51,201 and charged these to the statement of income in 2010, together with the penalty and interest of R$ 27,105, indexation of judicial deposits of R$ 34,770 and provision for lawyers’ fees. There were no similar impacts in 2009.

(b)                                 Significant comments on labor/civil proceedings

The Company is a party to approximately 2,810 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and 826 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

Civil and labor proceedings assessed as probable and possible losses are provisioned based on the historical percentage of disbursements.

(c)                                 Obligations to dismantle and remove items of property, plant and equipment and restore the site

The Company considered the IAS 16 “Obligations to Dismantle and Remove Items of Property, Plant and Equipment and Restore the Site” in order to decide if an obligation regarding the decommissioning of

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

property, plant and equipment assets should be recorded, and concluded that this is not required, since it has no legal obligations for the decommissioning of assets and for which an obligation is unavoidable. The Company has no long-term assets expected to be abandoned or sold, or that would require a provision for obligations due to the decommissioning of assets.

22                                 Long-term Commitments

(a)                                 Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for a maximum period of 18.8 years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. The contractual obligations assumed at December 31, 2010 correspond to R$ 272,595 per year (R$ 195,339 at December 31, 2009 and R$ 148,972 at January 1, 2009).

(b)                                 Supply arrangements

Additionally, in 2007, the Company entered into a long-term agreement with International Paper for the supply of pulp for a 30-year period. The obligation based on this agreement totaled R$ 103,445 per year at December 31, 2010 (R$ 91,064 at December 31, 2009 and R$ 152,693 at January 1, 2009).

(c)                                 Guarantees in compror (financing of purchases) operations

The Company is the guarantor of compror operations for some of its customers in Brazil, in the amount of R$ 217,389 at December 31, 2010 (R$ 158,024 at December 31, 2009 and R$ 245,712 at January 1, 2009). The fair value of these guarantees is insignificant since they do not have a history of default and there is no amount recorded for them.

(d)                                 Acquisition of Ripasa or Conpacel

On November 10, 2004, VCP and Suzano Bahia Sul Papel e Celulose S.A. (“Suzano”) entered into an agreement for the acquisition of a controlling interest in Ripasa. Subsequently, the Company entered into an Option Instrument for Purchase and Sale of 1,302,810 common shares and 4,121,773 preferred shares of Ripasa, owned by its former controlling shareholders. After various corporate reorganizations and considering Fibria’s portion, up to March 2010, 309,451 shares remained in respect of the option. On March 23, 2010, the shareholders notified Fibria of their intention to exercise their put option. The estimated total amount of this transaction was R$ 43,012, which was paid on May 10, 2010. Of this amount, R$ 33,423 relating to indexation adjustments was recorded in the “Financial expense”, and the difference of R$ 9,589, relating to the market value of the shares, was recorded in “Treasury shares”, in shareholders’ equity, and will remain in this account until the shares are cancelled.

In 2008, Fibria and Suzano requested pre-approval from the CVM to acquire their own shares and for the payment of an amount related to the transaction to avoid possible litigation, since the acquisition would be carried out at market value, which was lower than the contractually agreed price. On June 5, 2008, the CVM Board authorized the acquisition at the market price of the shares involved and did not object to the payment of the agreed amount.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

23                                 Shareholders’ Equity

(a)                                 Capital

At December 31, 2010, fully subscribed and paid-up capital is represented by 467,934,646 nominative common shares without par value. The authorized capital is represented by 529,624,961 nominative common shares without par value.

On May 30, 2009, the EGM approved the conversion of 244,347,953 preferred shares issued by the Company into common shares, based on the ratio of one preferred share for each 0.91 common share. On July 2, 2009, the deadline expired to exercise the right of shareholder withdrawal, as a result of the decision taken at the EGM of May 30, 2009, which approved the conversion of all 244,347,953 preferred shares of the Company into common shares in the proportion of one preferred share for each 0.91 common share.

The right of withdrawal was exercised by 14 shareholders that held 36,670 preferred shares. Based on the redemption amount of R$ 20.61 per share, corresponding to the equity value per share on December 31, 2008, the amount due to dissenting shareholders was R$ 756.

The redemption amount was charged to “Capital reserves”, and the Company’s treasury area was instructed to cancel or place in the market the 33,371 common shares resulting from the conversion of the dissenting shareholders’ shares.

(b)                                 Capital increase

A capital increase of R$ 4,005,091 was approved by the EGM of February 6, 2009, increasing capital from R$ 3,052,211 to R$ 7,057,302, through the subscription of 210,794,252 new nominative and book entry shares, without par value, being 62,105,263 common shares and 148,688,989 preferred shares. This decision was ratified and implemented on May 27, 2009.

On November 12, 2009, the period expired in which the holders of preferred class A shares issued by Aracruz could exercise their withdrawal rights due to the merger by Fibria of all the shares issued by Aracruz. As a consequence of the exchange ratio adopted, there was an issue of 77,770,294 common nominative and book entry shares with no par value, thus increasing capital by R$ 529,843. Consequently, the Company’s capital was increased to R$ 7,587,145, represented by 464,934,646 registered common shares with no par value.

On December 22, 2009, the shareholders approved, in an EGM, an increase of capital, without the issuance of new shares, in the amount of R$ 792,252, through the capitalization of the “Share Premium Subscription Reserve”, increasing the Company’s capital to R$ 8,379,397.

(c)                                 Dividends and interest on own capital

The Company’s by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

Dividends for the year ended December 31, 2010 of R$ 0.30 per share, totaling R$ 142,179, will be proposed at the Shareholders’ Annual General Meeting. These financial statements reflect only the mandatory minimum dividend established in the Company’s by-laws.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

Despite the positive results for the year ended December 31, 2009, the Company’s management, due to commitments assumed, level of indebtedness, financial liabilities management strategy aiming, among others, to correlate debt maturities with cash flow generation, and the Company’s business plan, has not proposed the dividends prescribed by Article 30, paragraph III of the by-laws, as permitted by article 202, paragraph 4 of Law 6404/76. Considering that at December 31, 2010 the Company ‘s financial position sufficient to pay dividends of R$ 121,958 (equivalent to R$ 0.26 per share), which was recorded in a “Special reserve for minimum dividends not distributed” in shareholders’ equity was reclassified to a liability for “Dividends payable”.

The dividends payable for the year ended December 31, 2010 was calculated as follows:

2010

Net income attributable to shareholders of the Company	598,646
Legal reserve appropriation - 5%	(29,932)

Adjusted net income	568,714

Dividends payable	142,179

(d)                                 Revenue reserves

The legal reserve is constituted through the appropriation of 5% of the net income for the year. The investment reserve, corresponding to the balance of retained earnings, after the constitution of the legal reserve, mainly relates to the investment plans included in the capital budget, and the processes of plant modernization and maintenance, as approved by the Statutory Audit Committee and the Board of Directors.

24                                 Benefits to Employees

(a)                                 Variable remuneration program

The Company maintains a performance based bonus program for its employees, linked to its personal plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2010 was R$ 50,185 (December 31, 2009 - R$ 54,771).

(b)                                 Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s rules, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2010 amounted to R$ 6,936 (R$ 5,641 at December 31, 2009). The employees’ and officers’ contributions for that period amounted to R$ 11,531 (R$ 7,675 at December 31, 2009).

Aracruz has established the Aracruz de Seguridade Social Foundation (ARUS), a not-for-profit closed-ended private pension plan, which operates as a multi-employer sponsored fund. In September 1994,

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

Portocel - Terminal Especializado de Barra do Riacho S.A. also became a sponsor of the ARUS private pension plan. On December 15, 2009 the Company signed the Statement of Termination of Agreement for Membership in the Arus Private Pension Plan and Withdrawal of the Sponsor. If the request for withdrawal of the sponsors of ARUS private pension plan is approved, the sponsors’ commitment, calculated in accordance with MPAS Resolution 06/88, is fully covered by the assets of the plan.

(c)                                 Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company’s employees, their dependents, until they come of age, and their spouses, for life.

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

IAS 19 - “Benefits to Employees” requires that an entity calculate the present value of defined benefit obligations and the market value of the assets of the plans at the end of each reporting period and encourages the entity to contract qualified actuaries to measure such obligations. For interim reporting purposes, measurements are obtained by extrapolating the latest actuarial valuation by an independent expert. The amount recorded as expenses for the year ended December 31, 2010 was R$ 694 (R$ 24,884 at December 31, 2009).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2010	2009

Discount rate - %	6.75	6.75
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	4.25	4.50
Biometric table of general mortality	AT-83	AT-83
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

Based on the independent actuary’s report, the position of the actuarial calculations is as follows:

	2010	2009

Reconciliation of liabilities
Present value of actuarial obligations	69,469	58,373
Cost of current service
Interest on actuarial obligations	7,747	7,528
Benefits paid	(4,256)	(4,183)
(Gains) losses	(2,797)	7.751

Balance of actuarial obligations	70,163	69,469

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

A one-percentage-point change in assumed health care cost trend rates would have had the following effects in 2010 (all other assumptions have been held constant):

2010

Sensitivity of retiree welfare results
On total service and interest cost components	(976)
On post-retirement benefit obligation	(8,688)

(d)                                 Employee benefits

	2010	2009

Payroll, profit sharing and related charges	449,950	388,723
FGTS and other rescission indemnifications	41,809	24,214
INSS	94,329	80,255
Others	9,738	11,198

	595,826	504,390

25                                 Phantom Stock Options (PSO) - Compensation Program Based on Shares

On April 28, 2010, the Board of Directors approved the Long-term Incentive Program, which consists of the plan to grant Phantom Stock Options, the 2009 and 2010 Programs, with the purpose of integrating executives in the development process of the Company in the medium and long term, permitting their participation in the increase in value of the Company’s shares.

The program is based on the Phantom Stock Options (PSO) concept, which consists of an award in cash based on the appreciation, of the shares of the Company, in relation to a predetermined price in a predetermined period. The plan does not provide for any actual share trading. The Company’s CEO and Executive Directors are eligible for the plan.

At the time of each award, the eligible executive will receive a quantity of PSO, to be defined based on a target reward and on the expectation of the increase in the value of the Company. The target for the appreciation in the shares of the Company is established by the Board of Directors and the number of PSO awarded will be calculated in such a manner that, if the appreciation target is attained, the resulting reward will be equal to the target value.

The PSO can only be exercised after a vesting period of three years, as from the award date established in the contracts, and the maximum period for the exercise of the option is two years. Exceptionally, the first award, denominated as Program 2009, has a variable vesting period.

The exercise price of the options is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the six months prior to the date of the award. Exceptionally, for the 2009 and 2010 Programs, an exercise price of R$ 27.55 was utilized, corresponding to the price on the first day that the common shares of FIBR3 were traded.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

In August 2010, the following options, denominated 2009 and 2010 Programs, were awarded:

	2010 program
Vesting	Right to exercise	Options	Exercise price

36 months	August 28, 2013	223,207	27.55

	2009 program
Vesting period	Right to exercise	Options	Exercise price

None	August 27, 2010	52,215	27.55
Four months	December 26, 2010	52,215	27.55
14 months	October 27, 2011	52,214	27.55

		156,644

Assumptions and calculation of fair value of options granted

The pricing of options was based on the BTT model, due to its ease of implementation, validation and inclusion of the peculiarities of the program. This model is a numerical approximation of the risk-neutral or equivalent martingale methodology which is frequently utilized in the valuation of instruments that cannot have a closed-form pricing formula.

To determinate this value, the following economic assumptions were made:

	Program
	2010	2009

Share price volatility - % (i)	5.72	5.72
Risk free return rate - % (ii)	10.6 to 11.7	10.4 to 11.7
Average price of shares (average of six prior months)	31.33	31.33
Options exercise price	27.55	27.55
Weighted-average term of life of option (months)	56.37	25.88

Fair value of option resulting from the model (average)	1.96	1.96

(i)	Based on the daily volatility price for a six-month period.
(ii)	The curve of fixed-DI interest rate (Brazil) at the measurement date was utilized.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The settlement of this benefit plan for executives will be effected by the Company in cash when the options are exercised.

The change in the number of share purchase options and their corresponding weighted average prices for the period are presented below:

	Number of options	Weighted average price for exercise of options - reais

Open at the beginning of the year
Granted during the period	379,851	27.55
Open at the end of the period	379,851	27.55
Exercisable options at the end of the year	52,215	27.55

The remaining weighted average term for the exercise of outstanding options at December 31, 2010 is 20 months.

In the period ended December 31, 2010, the total appropriated expenses amounted to R$ 366, recorded in the statement of income as “General and administrative expenses” and in liabilities, as “Other payables”.

26                                 Net Revenues

The reconciliation between gross and net revenues for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009

Gross revenues	7,785,155	5,820,530
Federal sales taxes	(217,184)	(158,887)
State sales taxes	(204,517)	(114,160)
Discounts and returns (*)	(1,080,067)	(254,511)

Net revenues	6,283,387	5,292,972

(*)	Related mainly to the export customers’ performance rebate.

27                                 Financial Results

The financial results for the years ended December 31, 2010 and 2009 were summarized as follows:

	2010	2009

Financial expenses
Interest on loans and financing	(732,314)	(709,067)
Appropriation of interest-acquisition of Aracruz shares	(288,701)	(474,536)
Loans commissions	(78,997)	(39,977)
Others	(92,520)	(95,271)

	(1,192,532)	(1,318,851)

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	2010	2009

Financial income
Financial investment earnings	252,101	190,516
Gains on derivative financial instruments	152,284	210,086
Reversal of indexation charges on contingent liabilities (i)	73,409	—
Reversal of PIS and COFINS indexation charges - 9718/98 (ii)	—	159,918
Reversal of ICMS indexation charges	—	24,401
Others	48,916	79,500

	526,710	664,421

Foreign exchange gain (loss) and realized and unrealized gain (loss) on swap and trading securities, net
Exchange gains/losses on loans and financing	331,098	2,845,195
Indexation and exchange variations on other assets and liabilities	(29,494)	(619,230)

	301,604	2,225,965

Net financial result	(364,218)	1,571,535

(i)	Effect of indexation on the reversal of the provision for social contribution on export revenues related to 2003 (Note 21(a)(iii)).

(ii)	Effect of indexation on the reversal of PIS and COFINS in 2009 (Note 21(a)(i)).

28                                 Expenses by Nature

	2010	2009

Cost of sales
Depreciation, depletion and amortization	1,431,433	1,216,699
Freight	514,968	580,083
Benefits to employees	468,796	406,171
Variable costs	2,123,225	2,088,645
Other expenses	156,237	264,131

	4,694,659	4,555,729

Selling expenses
Benefits to employees	32,879	45,728
Commercial expenses	206,729	253,734
Operational leasing	2,260	2,665
Depreciation and amortization charges	2,620	1,026
Allowance for doubtful accounts	21,477	2,713
Other expenses	15,463	(8,892)

	281,428	296,974

General and administrative and Directors’ fees expenses
Benefits to employees	116,703	101,430
Third-party services (consulting, legal and others)	128,489	140,293
Provision for losses	11,573	12,868

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	2010	2009

Depreciation and amortization charges	7,115	8,888
Donations and sponsorship	10,316	406
Other expenses	38,120	32,238

	312,316	296,123

29                                 Other Operating Expenses, Net

Other operating expenses, net for the years ended December 31, 2010 and 2009 were summarized as follows:

	2010	2009

Fair value amortization (including the gain on investment sold - Guaíba unit)	(83,123)	(242,868)
Gain related to the remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz	—	1,378,924
Change in fair value of biological assets	92,319	551,604
Others	(16,695)	(78,644)

	(7,499)	1,609,016

30                                 Insurance

The Group has insurance coverage for operating risk and comprehensive civil liability, with a maximum indemnity of US$ 1,800 million and US$ 25 million, respectively, corresponding to R$ 2,999,000 and R$ 42,000 on December 31, 2010. The Group’s management considers these amounts to be sufficient to cover any potential liability, risks and damages to the assets and loss of profits.

The Group does not have insurance for its forests. To minimize the risk of fire, there are internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Group has a domestic and international (import and export) transportation insurance policy effective until January 31, 2012.

Besides the above-mentioned insurance coverage, the Group has civil liability policies for directors and officers at amounts considered to be adequate by management.

The risk assumptions adopted and their related coverage, considering their nature, are not within the scope of the audit of the financial statements, and accordingly were not audited/reviewed by the Company ’s independent auditors.

31                                 Segment Information

Management has defined the Group’s operational segments based on the reports reviewed by the directors and utilized for strategic decision making, which are segmented between pulp and paper products. Paper and pulp operations are located exclusively in Brazil.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

The main information by business segments corresponding to the years ended December 31, 2010 and 2009 is summarized as follows:

	2010		2009
	Paper	Pulp	Paper	Pulp

Net revenues	373,179	5,910,208	544,252	4,748,720
Cost of sales	(314,050)	(4,380,609)	(375,588)	(4,180,141)

Gross profit	59,129	1,529,599	168,664	568,579

Selling expenses	(16,714)	(264,714)	(30,537)	(266,437)
General and administrative expenses	(18,549)	(293,767)	(30,449)	(265,674)
Equity in earnings (losses) of affiliates and other operating expense, net	(881)	(13,946)	133	1,607,750

Operational income	22,985	957,172	107,811	1,644,218

The geographic areas are determined based on the location of the customers. The net revenue of the Company, classified by geographic area, is as follows:

	2010	2009

Europe	2,430,720	1,340,207
North America	1,622,256	1,088,565
Asia	1,355,932	1,577,728
Brazil and others	874,479	1,286,472

	6,283,387	5,292,972

We have two customers that individually represented more than 10% of our net revenues. For the year ended December 31, 2010 they represented 31% (25% for the year ended December 31, 2009).

32                                 Earnings per Share

(a)                                 Basic

The basic earnings per share is calculated by dividing the net income attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares. Dividends paid to the holders of preferred shares and any premium paid on the issue of preferred shares during the period are deducted from the net income attributable to the Company’s shareholders.

	2010	2009

Net income attributable to the shareholders of the company before deductions	524,134	1,836,130
(-) premium paid on the issue of preferred shares	—	(108,643)

(=) Net income attributable to shareholders of the Company	524,134	1,727,487

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	2010	2009

Weighted-average number of common shares outstanding	467,720,762	241,085,835
Basic earnings per share (in reais)	1.12	7.17

(b)                                 Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common or preferred shares for dilution purposes.

33                                 Business Combination

(a)                                 Acquisition

The Company acquired the control of Aracruz (Note 1) on January 21, 2009. The acquisition method was utilized to record the identifiable assets acquired, liabilities assumed and the non-controlling equity interest.

Pursuant to IFRS 3R, the Company recorded a gain related to the remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz in the statement of income:

Common shares held before business combination - in thousands	127,506
Share trading price on January 21, 2009	12.65

Fair value of the initial equity interest in Aracruz	1,612,956

(-) Book balances on January 21, 2009
Accounting cost of the investment (equity value and remaining goodwill balance)	(234,032)

Gross result of the revaluation at fair value of the initial participation	1,378,924

The table below summarizes the Aracruz acquisition and the allocation of identifiable assets acquired and liabilities assumed, recognized on the acquisition date, the fair value on the date of acquisition of the non-controlling equity interest and the determination of goodwill:

Purchase price consideration
Present value payable to the Families (Lorentzen, Moreira Salles, Braga and Safra)	4,687,972
Fair value of initial equity interest in Aracruz	1,612,956
Fair value of non-controlling equity interest on the acquisition date	2,078,056

8,378,984

	Book value	Fair value adjustments	Total fair value

(-) Main identifiable assets acquired and liabilities assumed
Advances to suppliers - Forestry Partnership Program	292,979	397,358	690,337
Property, plant and equipment	7,646,598	3,042,053	10,688,651
Intangible assets	—	779,000	779,000
Other assets	3,869,034	(19,326)	3,849,708

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	Book value	Fair value adjustments	Total fair value

Loans and financing	(9,691,996)	140,276	(9,551,720)
Other liabilities	(1,154,120)	9,254	(1,144,866)

Total fair value adjustments of assets acquired and liabilities assumed	962,495	4,348,615	5,311,110

(+) Deferred income tax and social contribution arising from temporary differences on the acquisition date			1,293,269

(=) Goodwill prior to the sale of the Guaíba Unit			4,361,143
(-) Write-off of goodwill on the sale of the Guaíba unit			130,693

(=) Goodwill			4,230,450

The fair market values were determined by management as supported by reports of independent financial advisors.

Acquisition-related costs in the total amount of R$ 26,322 were included in “General and administrative expenses” in statement of income for year ended December 31, 2009.

The goodwill was assigned to Aracruz’s pulp segment. The deferred tax effects do not contemplate the possible effects of the tax deductibility of goodwill for Brazilian income tax purposes.

The fair value of the non-controlling interest in Aracruz was determined by applying the market approach, based on the quoted price at January 21, 2009. The acquisitions of the non-controlling interests were recorded based on fair values and the total amount of R$ 2,078,056.

The following table sets forth the components of the identified intangibles assets acquired with finite lives, which are being amortized over their estimated useful lives on a straight-line basis with no residual value:

	Useful lives	Fair value

Database	Ten years	456,000
Patents	Six years and three months	129,000
Chemical supplier relationship	16 years	165,000
Others supplier relationships	Four years and five months	29,000

		779,000

The fair value of identified intangible assets acquired was determined using the income approach, which discounted expected future cash flows to present value. The cash flows were discounted at a rate of 8.55% p.a.

(b)                                 Payable - Aracruz acquisition

The Company issued Notes payable and executed an irrevocable and binding purchase agreement, in connection with the acquisition of Aracruz (Note 1). The Notes, denominated in reais, bear neither interest nor indexation charges and are due in semi-annual installments, except as noted below, in January and July of each year:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	2010	2009

Present value of total obligation at January 2009 (discounted by 130% of CDI) - the Families and the Safra family	4,687,971	4,687,971
Present value of total obligation at January 2009 (discounted by 130% of CDI) - remaining common shareholders	215,692	215,692
Amount paid	(4,223,418)	(1,687,848)
Present value accretion adjustment	760,431	468,364

Balance at December 31, 2009	1,440,676	3,684,179

Remaining installments due in
January 2010	—	1,042,888
June 2010	—	983,120
October 2010	—	404,281
January 2011	855,118	747,987
July 2011	585,558	505,903

	1,440,676	3,684,179

Current	1,440,676	2,430,289
Non-current	—	1,253,890

34                                 Non-current Assets Held for Sale

On December 21, 2010, the Board of Directors approved the sale of Conpacel, including the industrial facilities, land and forests. The corresponding net assets as of December 31, 2010 were as follows:

(a)                                 Conpacel

Assets

Current assets
Inventories	41,373
Others	4,164

45,537

Non-current assets
Biological assets	160,765
Property, plant and equipment	406,448
Intangible assets	475,413
Others	7,864

1,050,490

Total assets	1,096,027

Liabilities and shareholders’ equity

Current liability
Loans and financings	22,420
Accounts payable	14,637
Others	13,403

50,460

Non-current liabilities
Loans and financings	15,311
Others	5,266

20,577

Total liabilities	71,037

The discontinued operations condensed statement of income and of cash flow for the years ended December 31, 2010 and 2009, are as follows:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

(i)                                   Discontinued Operations condensed statement of income

	2010	2009

Net revenues	491,314	447,076
Cost of sales	(379,699)	(334,197)
Gross profit	111,615	112,879
Selling, general and administrative expenses	(17,297)	730
Financial results	(662)	21,700
Income before taxes on income	93,656	135,309
Taxes on income	(31,843)	(46,005)

Net income from discontinued operations	61,813	89,304

(ii)                               Discontinued operations’ cash flow

	2010	2009

Net cash provided by operating activities	246,143	273,223
Net cash used in investing activities	(77,240)	(57,784)
Net cash used in financing activities (*)	(169,535)	(215,597)

	(632)	(148)

(*) Represents the cash received net from the investments realized.

Additionally, the Board of Directors have approved the sale of the Company ‘s paper distributor’s (KSR Distribuidora) net asset including 19 branches distributed through several states in Brazil and a distribution warehouse in the State of São Paulo. As of December 31, 2010, the corresponding net assets are demonstrated as follows:

(b)                                 KSR Distribuidora

Assets

Current assets
Accounts receivables	52,324
Inventories	34,210
Others	4,043

90,577

Noncurrent assets
Recoverable taxes	2,885
Property, plant and equipment	5,626
Others	1,034

9,545

Total assets	100,122

Liabilities and shareholders’ equity

Current liability
Accounts payable	18,942
Payroll, profit sharing and related charges	1,379
Others	4,568

24,889

Total liabilities	24,889

The discontinued operations condensed statement of income and of cash flows for the years ended December 31, 2010 and 2009, are as follows:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

(i)                                   Discontinued Operations condensed statement of income

	2010	2009

Net revenues	274,904	259,558
Cost of sales	(210,706)	(208,540)
Gross profit	64,198	51,018
Selling, general and administrative expenses	(45,690)	(46,066)
Financial results	733	792
Income before taxes on income	19,241	5,744
Taxes on income	(6,542)	(1,953)

Net income from discontinued operations	12,699	3,791

(ii)                              Discontinued operations’ cash flow

	2010	2009

Net cash provided by (used in) operating activities	48,481	(2,503)
Net cash used in investing activities	(1,252)	(77)
Net cash (used in) provided by financing activities (*)	(46,309)	2,287

	920	(293)

(*)	Considering that the KSR Distribuidora treasury operations were centralized by the Company, this represents the net cash received from the investments realized.

The Company compared the book value with the fair value less costs to sell and concluded that there is no impairment to be recognized.

35                                 Events after the Balance Sheet Date

On January 31, 2011, the Company has signed the sales agreement with Suzano Papel e Celulose S.A. and concluded the sale of the industrial facilities, land and forest in Conpacel (Note 34), for R$ 1,450,000. The Company will use this proceeds to reduce its leverage level.

*          *          *