Form 20-F/A
period 2010-12-31
Fibria Celulose S.A.
filed 2011-09-02
CIK 1110649

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

☐ Yes   ☒ No

EXPLANATORY NOTE

The Company is amending its Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”) to include language in Financial Statement Note 2.1 clarifying the compliance of the Company with IFRS and additional reconciliation information in Financial Statement Note 3.3.1.

No other changes are being made to the Annual Report, as originally filed, although Exhibits 12.01, 12.02, 13.01 and 13.02 have been refiled in their current form. The Annual Report, as amended by this amendment, continues to speak as of the date of its original filing, and the Company has not updated the disclosure as of a later date.

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

ITEM 19.  EXHIBITS

Exhibit Number	Description

1###	English translation of the By-laws.

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

3.1.+++++	Investment Agreement, dated January 19, 2009, among us, VID, BNDESPar and VPar

3.2##	Form of Shareholders’ Agreement, dated October 29, 2009, among us, VID, BNDESPar and VPar

4.1+	Exchange Agreement dated September 19, 2006 by and between Votorantim Celulose e Papel S.A. and International Paper Investments (Holland) B.V.

4.2+++++	Joint Venture Agreement dated May 8, 2007 between Votorantim Celulose e Papel S.A. and Ahlstrom Louveira Ltda.

4.3+++++	Strategic Business Agreement dated as of August 6, 2007 between Oji Paper Co., Ltd. and Votorantim Celulose e Papel S.A.

4.4+++	Share Purchase Agreement, dated January 19, 2009, among us, the Families and VID.

4.5+++	Share Purchase Agreement, dated March 5, 2009, among us, Joseph Yacoub Safra, Moise Yacoub Safra and VID.

4.6+++	Financing Agreement dated July, 2008 through credit facility of R$108,000,000.00 and R$432,000,000.00 by and between the National Bank of Economic and Social Development — BNDES, VCP

4.7#	Establishment Purchase Agreement dated February 28, 2011 between the Company and Suzano Papel e Celulose S.A. (Portuguese language original together with an English language summary)

4.8#	Trademarks Assignment and Transfer Agreement dated February 28, 2011 between the Company and Suzano Papel e Celulose S.A. (Portuguese language original together with an English language summary)

4.9#	Establishment Purchase Agreement dated January 31, 2011 between the Company and Suzano Papel e Celulose S.A. (Portuguese language original together with an English language summary)

6	See Note 2(l) to our consolidated financial statements for information explaining how earnings per share information was calculated.

8	See Note 2(c) to our consolidated financial statements for information regarding our subsidiaries.

11.1******	English translation of Code of Ethics.

12.1#	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer.

12.2#	Rule 13a-14(a)/15(d)-14(a) Certificate of the Chief Financial Officer

13.1#	Section 1350 Certification of Chief Executive Officer.

13.2#	Section 1350 Certification of the Chief Financial Officer

**	Incorporated herein by reference to our registration statement on Form F-6 filed on June 24, 2009 (File No. 160187).

***	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2004 (File No. 001-15018).

****	Incorporated herein by reference to our annual report on Form 20-F filed on June 29, 2006 (File No. 001-15018).

*****	Incorporated herein by reference to our submission on Form 6-K filed on October 23, 2009 (File No. 001-15018).

******	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2010 (File No. 001-15018).

+	Incorporated herein by reference to our annual report on Form 20-F filed on February 1, 2007 (File No. 001-15018).

++	Incorporated herein by reference to our annual report on Form 20-F filed on January 31, 2008 (File No. 001-15018).

+++	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2009 (File No. 001-15018).

++++	Incorporated herein by reference to our filing on Amendment No. 1 to Form F-4 filed on November 9, 2009 (File No. 333-162703).

+++++	Incorporated herein by reference to our submission on Form 6-K filed on January 27, 2011 (File No. 001-15018).

###	Incorporated herein by reference to our annual report on Form 20-F filed on April 1, 2011 (File No. 001-15018).

##	Incorporated herein by reference to Exhibit 3.1.10 to Exhibit 3.1 to our submission on Form 6-K filed on January 27, 2011 (File No. 001-15018).

#	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

FIBRIA CELULOSE S.A.
By:	/s/ Marcelo Strufaldi Castelli
	Name:	Marcelo Strufaldi Castelli
	Title:	Chief Executive Officer

By:	/s/ João Adalberto Elek Júnior
	Name:	João Adalberto Elek Júnior
	Title:	Chief Financial Officer

Date: September 2, 2011

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

2             Presentation of Financial Statements and Significant Accounting Practices

2.1          Presentation of financial statements

The consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), being the first financial statements presented in accordance with IFRS

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

prepared by the Company. The main differences between the accounting practices previously adopted in Brazil (the “prior BR GAAP”) and United States of America and the IFRS, including the reconciliation of shareholders’ equity and net income, are described in Note 3.

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

3.3.1       Reconciliation of shareholders’ equity

	December 31, 2009	January 1, 2009

Shareholders Equity - US GAAP — In thousand of US$	7,855,630	2,525,371

Exchange rate as of December 31, 2009 and January 1, 2009 (US$ 1 = R$)	1.7412	2.337

Shareholders’ equity as originally presented under US GAAP — in thousand of R$	13,678,223	5,901,793

Tax effects on negative goodwill arising from exchange of assets with International Paper - pulp mill in Três Lagoas (IFRS 3R) (Note 3.3(a))	704,909	704,909
Tax effects on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IAS 12) (Note 3.3(a))	404,386	—
Difference in Ripasa goodwill (IFRS 3R) (Note 3.3(f))	167,760	167,760
Difference in Aracruz goodwill (IFRS 3R) (Note 3.3(f))	—	80,962
Tax effect on impairment provision of the Aracruz goodwill (IFRS 3R) (Note 3.3(a))	—	(108,045)
Difference in non-monetary assets (IAS 21) (Note 3.3(c))	(662,521)	(716,767)
Difference on gain on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IFRS 3R) (Note 3.3(f))	189,555	—
Difference on the equity interest in Aracruz (Note 3.3(f))	—	(82,955)
Fair value adjustment of biological assets (IAS 41) (Note 3.3(b))	953,010	401,406
Realization upon harvest and use of biological assets (IAS 41) (Note 3.3(b))	(82,063)	—
Tax effect related to fair value of biological assets (IAS 12) (Note 3.3(b))	(291,980)	(131,013)
Other	14,140	(33,662)

Shareholders’ equity as reported under IFRS	15,075,419	6,184,388

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

3.3.2       Reconciliation of net income

December 31, 2009

Net income before non-controlling interest - US GAAP – In thousand of US$	842,873

Monthly average exchange rate for the year (US$ 1 = R$)	1.9991

Net income as originally presented under US GAAP — In thousand of R$	1,684,987

Tax effects on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IAS 12) (Note 3.3(a))	404,386
Difference in non-monetary assets (IAS 21) (Note 3.3(c))	54,246
Difference on gain on remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz (IFRS 3R) (Note 3.3(f))	189,555
Fair value adjustment of biological assets (IAS 41) (Note 3.3(b))	551,604
Realization upon harvest and use of biological assets (IAS 41) (Note 3.3(b))	(82,063)
Tax effect related to fair value of biological assets (IAS 12) (Note 3.3(b))	(160,967)
Other	(52,278)

Net income as reported under IFRS	2,589,470

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