Form 20-F
period 2011-12-31
Fibria Celulose S.A.
filed 2012-02-29
CIK 1110649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2011

Commission file number 1-15018

Fibria Celulose S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Alameda Santos, 1357, 6th floor 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Guilherme Perboyre Cavalcanti Chief Financial Officer and Investor Relations Officer Phone: (55 11) 2138-4565 Fax: (55 11) 2138-4065 Email: ir@fibria.com.br
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

The number of outstanding shares of each class of stock of Fibria Celulose S.A. as of December 31, 2011:

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

•                  “Votorantim Group” are to the group of companies, controlled by the Ermírio de Moraes family;

•                  “Votorantim Participações S.A.” or “VPar” are to the holding company which controls two areas of the Group’s business:  Votorantim Industrial and Votorantim Finance, each of them containing one or more business units;

•                  “Votorantim Industrial S.A.”, or “VID,” are to one of our controlling shareholders and is a subsidiary of VPar;

•                  “Aracruz” are to Aracruz Celulose S.A. and its subsidiaries;

•                  “Aracruz Acquisition” are to our acquisition of 100% equity interest in Aracruz as a result of (1) Fibria’s acquisition in the first half of 2009 of (a) Arapar S.A., or Arapar, and São Teófilo Representações e Participações S.A., or São Teófilo, whose sole assets consisted of 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz and (b) 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz from Mr. Joseph Yacoub Safra and Mr. Moises Yacoub Safra, or the Safra Family, (2) the acquisition of 13,828,307 common shares of Aracruz, representing 3.04% of the outstanding common shares of Aracruz and 1.34% of the total share capital of Aracruz, in the mandatory tender offer launched by Fibria that took place on July 1, 2009, (3) the acquisition of 56,880,857 common share of Aracruz from BNDES on May 27, 2009, and (4) the Stock Swap Merger as described in Item 4.A Information on Fibria — History and Development of Fibria;

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

•                  “Fibria Trading” are to Fibria Trading International KFT (formerly known as Aracruz Trading International Ltd);

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009 included herein in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The selected financial information should be read together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.  Aracruz has been consolidated since January 1, 2009.

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

CONSOLIDATED STATEMENT OF OPERATIONS	Year ended	Year ended	Year ended
AND COMPREHENSIVE INCOME (LOSS)	December 31, 2011	December 31, 2010	December 31, 2009
(in thousands of Reais, unless otherwise indicated)
Net revenues	5,854,300	6,283,387	5,292,972
Cost of sales	(5,124,269)	(4,694,659)	(4,555,729)
Gross profit	730,031	1,588,728	737,243
Operating income (expenses):
Selling, general and administrative	(605,353)	(593,744)	(593,097)
Equity in losses of affiliates	(414)	(7,328)	(1,133)
Gain on remeasurement of 12.35% equity interest held prior to Aracruz Acquisition	—	—	1,378,924
Other operating income (expenses), net	253,395	(7,499)	230,092
	(352,372)	(608,571)	1,014,786
Income before financial income and expenses	377,659	980,157	1,752,029
Financial income	217,000	374,426	454,335
Financial expenses	(873,005)	(1,192,532)	(1,318,851)
Result of derivative financial instruments	(276,877)	152,284	210,086
Foreign exchange gain (loss) and indexation	(935,789)	301,604	2,225,965
	(1,868,671)	(364,218)	1,571,535
Income (loss) from continuing operations before taxes on income	(1,491,012)	615,939	3,323,564
Current income tax (expense) benefit	67,835	59,627	(30,660)
Deferred income tax (expense) benefit	314,408	(146,924)	(796,529)
Net income (loss) from continuing operations	(1,108,769)	528,642	2,496,375

Discontinued operations
Income from discontinued operations	364,629	112,897	141,053
Income tax expense, net	(123,974)	(38,385)	(47,958)
Net income from discontinued operations	240,655	74,512	93,095
Net income (loss)	(868,114)	603,154	2,589,470

Net income (loss) attributable to shareholders of the Company — continuing operations	(1,113,277)	524,134	1,836,130
Net income attributable to shareholders of the Company — discontinued operations	240,655	74,512	93,095
Net income attributable to non-controlling interest	4,508	4,508	660,245
Net income (loss)	(868,114)	603,154	2,589,470
Basic and diluted earnings (loss) per share or ADSs (in Brazilian Reais):(1)
Continuing operations	(2.38)	1.12	7.17
Discontinued operations	0.51	0.15	0.39
Weighted average number of shares outstanding (in thousands):	467,592	467,721	241,086
Dividends and interest attributable to capital per share (in Brazilian Reais:	—	0.30	0.26
Dividends and interest attributable to capital per share (in U.S. Dollars) (2):	—	0.17	0.13

(1)	Based on the weighted average number of shares outstanding for each year.
(2)

Amount translated at the average rate of each year into U.S. Dollar for convenience. You should not construe this translation as representations that the Real amount actually represents these U.S. Dollar amounts or could be converted into U.S. Dollar at the rates indicated or at any other rate.

CONSOLIDATED BALANCE SHEET

(in thousands of Reais)

	As at December 31, 2011	As at December 31, 2010	As at December 31, 2009
Assets
Current
Cash and cash equivalents	381,915	431,463	645,479
Marketable securities	1,677,926	1,640,935	3,251,903
Derivative instruments	—	80,502	5,122
Trade accounts receivable, net	945,362	1,138,176	1,167,151
Inventories	1,178,707	1,013,841	834,371
Recoverable taxes	327,787	282,423	231,294
Assets held for sale	644,166	1,196,149	—
Other assets	108,062	115,165	254,222

	5,263,925	5,898,654	6,389,542

Non-current
Marketable securities	—	—	65,439
Derivative instruments	—	52,470	—
Related parties receivables	5,469	5,307	—
Deferred taxes	991,768	1,332,025	1,283,544
Recoverable taxes	677,232	590,967	372,509
Advances to suppliers	760,611	693,490	720,127
Judicial deposits	137,060	110,364	—
Other receivables	95,060	145,768	120,644
Investments	7,506	8,301	15,430
Biological assets	3,264,210	3,550,636	3,791,084
Property, plant and equipment	11,841,247	12,979,431	14,037,031
Intangible assets	4,809,448	4,906,443	5,443,354

	22,589,611	24,375,202	25,849,162

Total assets	27,853,536	30,273,856	32,238,704

	As at December 31, 2011	As at December 31, 2010	As at December 31, 2009
Liabilities and shareholders’ equity
Current
Loans and financing	1,092,108	623,684	1,790,256
Trade payables	373,692	424,488	384,282
Payroll, profit sharing and related charges	134,024	121,691	123,326
Taxes payables	53,463	63,436	39,400
Derivative instruments	128,520	—	—
Payable - Aracruz acquisition	—	1,440,676	2,430,289
Liabilities related to the assets held for sale	—	95,926	—
Dividends payables	1,520	266,300	—
Other payables	142,367	156,135	53,664

	1,925,694	3,192,336	4,821,217

	As at December 31, 2011	As at December 31, 2010	As at December 31, 2009
Non-current
Loans and financing	10,232,309	9,957,773	9,511,141
Derivative instruments	85,367	—	—
Taxes payables	76,510	75,365	72,631
Deferred taxes	739,878	1,222,360	975,420
Provision for contingencies	101,594	265,392	340,934
Payable - Aracruz acquisition	—	—	1,253,890
Other payables	152,509	155,784	188,052

	11,388,167	11,676,674	12,342,068

Total liabilities	13,318,861	14,869,010	17,166,285

Shareholders’ equity
Capital	8,379,397	8,379,397	8,379,397
Capital reserve	2,688	2,688	2,688
Treasury shares	(10,346)	(10,346)	(756)
Legal reserves	4,520,290	5,381,771	5,046,067
Other reserves	1,618,824	1,627,903	1,629,098

Equity attributable to shareholders of the Company	14,510,853	15,381,413	15,056,494
Equity attributable to non-controlling interest	28,822	23,433	18,925

	14,539,675	15,404,846	15,075,419

Total liabilities and shareholders’ equity	27,853,536	30,273,856	32,238,704

OTHER FINANCIAL DATA

(in thousands of Reais, unless otherwise indicated)	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009

Gross margin	12.5%	25.3%	13.9%
Operating margin(3)	6.5%	15.6%	33.1%
Capital expenditures(4)	1,240,189	991,029	1,612,676
Depreciation, amortization and depletion	1,838,827	1,616,705	1,650,820
Cash flow provided by (used in):
Operating activities	1,348,200	1,696,086	789,791
Investing activities	(727,666)	(1,818,251)	(3,410,300)
Financing activities	(649,133)	(60,561)	3,232,052

(3)

The 2009 percentage includes the non-recurring gain of R$1,379 million related to the remeasurement of our 12.35% equity interest held prior to the Aracruz Acquisition. See “Item 4. Information on Fibria — History and Development of Fibria — Aracruz Acquisition”.

(4)	Excludes the capital expenditures related to Conpacel for the years 2009 and 2010 as Conpacel was sold in 2011 and its operations were classified as discontinued operations.

OPERATIONAL DATA

	As at and for the year	As at and for the year	As at and for the year
	ended December 31,	ended December 31,	ended December 31,
	2011	2010	2009

Number of employees(5)	4,301	5,028	4,816
Nominal production capacity (thousand metric tons)
Pulp	5,250	5,250	5,400
Paper(6)	—	190	385
Sales volumes (thousand metric tons):
Domestic market pulp	509	424	382
Export market pulp	4,632	4,485	4,704
Total market pulp	5,141	4,909	5,086

Domestic market paper	88	113	166
Export market paper	12	8	2
Total paper(5)	100	121	168

(5)	The decrease in the number of employees from 2010 to 2011 reflects the sale of Piracicaba in September 2011 as in 2010 Piracicaba’s employees were included in the total.
(6)

The decrease in the paper production and sales volume reflects the sale of Piracicaba in 2011, respectively. See “Item 4. Information on Fibria — History and Development of Fibria — Disposition of Piracicaba”.  Information of production capacity is measured as of December 31 of each year.

Exchange Rates

Since 1999, the Brazilian Central Bank (Central Bank) has allowed the U.S. Dollar-Real exchange rate to float freely, and since then, the exchange rate has fluctuated considerably. The Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the Real float freely or will intervene in the exchange rate market. The Real may depreciate or appreciate against the U.S. Dollar substantially in the future.

The following tables set forth the exchange rate, expressed in Reais per U.S. Dollar (R$/U.S.$) for the periods indicated, as reported by the Central Bank.

	Exchange Rate of Reais per U.S.$ 1.00
Year Ended December 31,	Low	High	Average(1)	Period-end

2007	1.7325	2.1556	1.9483	1.7713
2008	1.5593	2.5004	1.8374	2.3370
2009	1.7024	2.4218	1.9935	1.7412
2010	1.6554	1.8811	1.7593	1.6662
2011	1.5345	1.9016	1.6746	1.8758

Month Ended	Low	High	Average(1)	Period-end

September 30, 2011	1.6040	1.9016	1.7498	1.8544
October 31, 2011	1.6885	1.8856	1.7726	1.6885
November 30, 2011	1.7270	1.8937	1.7905	1.8109
December 31, 2011	1.7830	1.8758	1.8369	1.8758
January 31, 2012	1.7389	1.8683	1.7897	1.7391
February 29, 2012	1.7024	1.7376	1.7179	1.7012

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

Risks Relating to our Business

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

Price fluctuations occur not only from year to year but also within a given year as a result of global and regional economic conditions, capacity constraints, mill openings and closures, supply of and demand for both raw materials and finished products, among other factors. In 2008, the combination of a favorable pulp market showing robust demand through August, particularly in China and Europe, supply reductions caused by the low level of world inventories, high-cost capacity closures and few capacity additions, environmental issues and wood shortages contributed to multiple price increases of U.S.$20-40 per ton in each region. During the remaining four-month period of 2008, prices declined significantly due to lower demand caused by the onset of the global financial crisis. In 2008, BEKP average list prices reached U.S.$811 per ton in North America, U.S.$789 per ton in Europe and U.S.$686 per ton in Asia. In 2009, the global economic slowdown continued to directly affect pulp prices globally with the Asian market registering the most significant decline in prices, falling to U.S.$450 per ton as of March 31, 2009, and recovering to U.S.$660 per ton as of December 31, 2009. In 2009, BEKP average list prices were U.S.$621 per ton in North America, U.S.$571 per ton in Europe and U.S.$517 per ton in Asia. Through 2010, the global economy continued its recovery and provided improved conditions for the pulp and paper markets leading BEKP average prices to reach U.S.$880 per ton in North America, U.S.$848 per ton in Europe and U.S.$788 per ton in Asia. Through 2011, the global economy has again impacted the pulp market, which had an uptrend in the first half of the year, but ended the year in a lower level than it started with BEKP average prices at U.S.$871 per ton, U.S.$821 per ton and U.S.$703 per ton in North America, Europe and Asia, respectively.

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

Adverse economic developments in China could have a negative impact on exports, adversely affecting our revenues, cash flow and profitability.

China has been the main driver of the global demand growth for pulp in the last years. According to market statistics, (PPPC), Chinese demand represented 26% of the global market pulp demand in 2011, and this consumption has grown 122% since

2004, above the global average of 16%.  A decline in demand by China for our products could adversely affect our exports and, therefore, our results of operations and financial condition

Global crises and subsequent economic slowdowns like those that occurred during 2008 and 2009 may adversely affect global pulp demand. As a result, our financial condition and results of operations may be adversely affected.

Demand for our pulp products is directly linked to overall economic activity within those international markets in which we sell our products. After a steady period of growth between 2003 and 2007, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the pulp market to international volatility.  Through 2010, the global economy continued its recovery and provided improved conditions for the pulp market. In 2011, the market pulp industry had two distinct phases. During the first half of the year, the global market pulp demand increased by 7.7% over 2010, mostly due to strong Chinese demand. Beginning in July, the European crisis and its effects on the global economy negatively impacted world pulp demand. A continued decline in the level of activity in either the domestic or the international markets within which we operate could adversely affect both the demand for and the price of our products and have a material adverse effect on us.

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

New expansion projects are expected to reach the market in the next years and may adversely affect our competitiveness.

Since 2010, a number of players in the industry have announced their intention to install new pulp production capacity in South America.  If all or some of these investments are completed, this new capacity could result in a possible loss of market share, reduction of prices and shortage of raw materials with the resulting increase in their prices. Therefore, our results of operations and financial condition could be adversely affected.

We may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in demand.

If we have to operate at significant idle capacity during periods of weak demand, we may be exposed to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of pulp operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or previous labor or government agreements. Conversely, during periods of high demand, our ability to rapidly increase production capacity is limited, which could render us unable to satisfy demand for our products. If we are unable to satisfy excess customer demand, we may lose market share.

Our consolidated indebtedness will require that a significant portion of our cash flow be used to pay the principal and interest with respect to that indebtedness.

We have a significant level of indebtedness.  In 2009, we increased our borrowings to finance the Aracruz Acquisition and to refinance, and in certain instances prepay, indebtedness incurred by Aracruz as a result of significant losses suffered in 2008 in connection with certain derivative financial instruments.  As of December 31, 2011, our total consolidated indebtedness amounted to R$11,324 million, of which 90% represented long-term indebtedness.

It is our strategy, over the next few years, to use a substantial portion of our consolidated cash flow to pay principal and interest with respect to this indebtedness.  We are also attempting to improve our debt profile in order to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities.  In addition, we are active on liability management initiatives to reduce our cost of debt whenever there are market opportunities. If we are unable to refinance those portions of our indebtedness coming due during the next 12 to 24 months, this may adversely affect our results of operations, cash flows and financial condition.

The level of our indebtedness could have important consequences to the holders of our ADSs, including the following:

•                  the debt service requirements of our other indebtedness could make it more difficult for us to make payments of dividends and other distributions to our shareholders, including the holders of our ADSs;

•                  Investment in pulp production requires a substantial amount of funds in order to form forests, expand production capacity, build infrastructure and preserve the environment. This need for significant capital is an important source of financial risk for the pulp industry. Our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes could be limited;

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

Our sales outside Brazil, primarily to the European Union, North America and Asia, accounted for 85% and 86% of our total consolidated net revenues during the years ended December 31, 2011 and 2010, respectively.  Our exports expose us to risks not faced by companies operating solely in Brazil or any other single country.  For example, our exports may be affected by import restrictions and tariffs, other trade protection measures and import or export licensing requirements.

Our future financial performance will depend significantly on economic conditions in our principal export markets. Other risks associated with our international activities include:

•                  lower global demand for pulp, which could result in a reduction of our sales, operating income and cash flows;

•                  changes in foreign currency exchange rates (against U.S. Dollar) and inflation in the foreign countries in which we operate;

•                  exchange and international trade controls;

•                  changes in a specific country’s or region’s economic conditions, particularly in developing markets;

•                  adverse consequences deriving from changes in regulatory requirements, including environmental rules, regulations and Certification requirements;

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

Our production costs and operating expenses are substantially denominated in Brazilian Reais and most of our revenue and some assets are denominated in U.S. Dollars. Our cash and cash equivalents are held mostly in Brazilian Reais and our borrowing is mostly in U.S. Dollars, to match the currency of our revenue to that of our indebtedness. As a result, exchange rate instability may adversely affect our financial conditions and results of operations. It may also affect the amount of dividends we can distribute to our shareholders, including the holders of our ADSs and the market price of our shares and ADSs.

The Brazilian Real appreciated 13.4%, 9.5% and 20.7% against the U.S. Dollar in 2005, 2006 and 2007, respectively.  In 2008, as a result of the global financial and economic crisis, the Real showed a depreciation of 24.2% against the U.S. Dollar. In 2009, a more stable market environment led the Real to appreciate by 34.2% against the U.S. Dollar. In 2010, as a result of an increase in foreign direct investments in Brazil, the Real appreciated by 4.5% against the U.S. Dollar. Through August 2011, the Real maintained this appreciation trend. However, in September 2011, the worsening crisis in the Eurozone caused the sudden depreciation of the Real against the U.S. Dollar. As a result, the Real depreciated by 11.2% against the U.S Dollar in 2011. The Central Bank has intervened occasionally to control unstable movements in the foreign exchange rate.

Our business may be adversely impacted by risks related to hedging activities.

We regularly enter into currency hedging transactions using financial derivatives instruments, in accordance with our Market Risk Management Policy. Hedging transactions aim to (1) protect our revenue (which is primarily denominated in U.S. Dollar) when converted to Brazilian Reais (our functional currency) and (2) convert part of our debt which is denominated in Brazilian Real into U.S. Dollar.

We account for our derivative instruments using the mark-to-market accounting method, in accordance with IFRS. The mark-to-market value of such instruments may increase or decrease due to fluctuations in currency exchange rates prior to their settlement date.  As a result we may incur unrealized losses due to these market risks factors. These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism.

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

After the announcement of the sale of Conpacel and KSR in December 2010 (See Item 4. Information on Fibria — History and Development of Fibria) our rating outlook was changed from Stable to Positive by both Fitch and Moody’s. In March 2011, Fitch raised our rating to BB+/Stable.  In November and December 2011, respectively, S&P and Moody’s both revised the outlook from positive to stable due to a slower deleverage path.  More recently (February 2012), Fitch affirmed Fibria’s rating at BB+/Stable based on the expectation that the Company will lower debt and leverage during 2012. Therefore, the ratings currently assigned to our foreign currency debt under foreign law are BB+/Stable by Fitch, Bal/Stable by Moody’s and BB/Stable by S&P. If our ratings were to be downgraded by the rating agencies due to any external factor, our own operating performance and/or increased debt levels, our cost of capital would likely increase. Any downgrade could also negatively affect our operating and financial results and the availability of future financing.

Our financing agreements include important covenant.  Any default arising from a breach of such covenants could have a material adverse effect on us. In addition, our Bonds contain incurrence tests which if not met could also result in several relevant restrictions to us.

We are party to several financing agreements that require us to maintain certain financial ratios or to comply with other specific covenants.  Additionally, we are required under our Bonds to satisfy incurrence tests which if not satisfied could trigger restrictions. These covenants and restrictions, some of which are subject to certain important exceptions, include among others:

•                  limitations on incurrence of additional indebtedness;

•                  limitations on making certain restricted payments;

•                  limitations on entering into certain transactions with affiliates;

•                  limitations as to mergers or consolidations with any other person or selling or otherwise disposing of all or substantially all of our assets;

•                  limitations on expansion Capital Expenditures until June, 2012;

•                  the maintenance of maximum net debt to adjusted EBITDA ratios; and

•                  the maintenance of minimum debt service coverage ratios.

Any default under the terms of our financing agreements that is not waived by the affected creditors may result in a decision by such creditors to accelerate the outstanding balance of the relevant debt. This may also result in the foreclosure on collateral and accelerate the maturity of debts under other financing agreements due to cross acceleration provisions. Our assets and cash flow may be insufficient to pay the full outstanding balance under such financing agreements, either upon their scheduled maturity dates or upon any acceleration of payments following an event of default. If such events were to occur, our financial condition would be adversely affected.

Unfavorable outcomes in litigation may negatively affect our results of operations, cash flows and financial condition.

We are involved in numerous tax, civil and labor disputes involving significant monetary claims.

These lawsuits include a securities class action lawsuit filed in November 2008 against Aracruz and certain of its officers and directors in a U.S. federal court purportedly on behalf of persons who purchased Aracruz’s shares and American Depositary Receipts, or ADRs, between April 7 and October 2, 2008, which lawsuit we, as successor by merger to Aracruz, are defending.  The complaint asserts claims for alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act, alleging that Aracruz misrepresented or failed to disclose information in connection with, and losses arising from, certain derivative transactions into which it had entered.  The plaintiffs are seeking unspecified compensatory damages and expense reimbursement.  We have recorded no provision for this lawsuit because no reliable estimate can be made.  Furthermore, we also believe that at this stage is not practicable to disclose an estimate of the financial effect of the contingency or of its potential timing.

Two tax assessments in the aggregate amount of R$1,434 million (see Note 23(b)(i) to our 2011 consolidated financial statements) were issued by the Brazilian Federal Tax Authority, against our Company, with respect to corporate income tax and Social Contribution on Net Income, on the income resulting from an equity adjustment for investment in foreign controlled companies during the period from 2002 to 2007.  We have recorded no provision with respect to these two tax assessments because we consider the probability of loss as possible.  Additionally, we are currently being audited by the Brazilian Federal Tax Authority with regard to our international structure, merger and acquisition transactions and the use of tax credits related to our raw materials.

If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could materially adversely affect our results of operations, cash flows and financial condition.

Competition for land for use as eucalyptus forests for purposes of pulp production or for other crops, such as soy beans, sugar cane and other commodities, may affect our expansion.

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

During 2011, our twenty largest customers accounted for approximately 83% of our pulp sales volume. If we were unable to replace the sales volumes represented by any of these important customers, the loss of any of these customers could have a material adverse effect on our results of operations, cash flows and financial condition.

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

We are jointly controlled by VID and BNDESPar. Our controlling shareholders have entered into a Shareholders Agreement that regulates their power, including the power to:

•                  indicate our directors; and

•                  determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

VID and BNDESPar have entered into a shareholders’ agreement under which the approval of certain matters will depend on the affirmative vote of BNDESPar.  See “Item 10C. Additional Information — Material Contracts — Shareholders’ Agreement of Fibria”.

In addition, BNDES was the creditor with respect to approximately 15.7% of our consolidated indebtedness as of December 31, 2011 and we expect to continue to obtain loans from BNDES.  As one of our significant shareholders and the subsidiary of one of our important creditors, BNDESPar may exercise a significant influence over our business and corporate decisions, and its actions may be influenced by the policies of the Brazilian federal government, which may conflict with the interest of our shareholders and holders of our ADSs.

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

As a result of the Aracruz Acquisition, we have recognized R$4,231 million of goodwill and have recorded several intangible assets from the Aracruz business (including database, patents, chemical supplier and other supplier relationships) with a fair value of R$779 million at the acquisition date (R$530 million as of December 31, 2011 and R$613 million as of December 31, 2010).  Under IFRS, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually or more often if an event or circumstance indicates that an impairment loss may have been incurred.  Other intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment.  As of December 31, 2011, following the accounting policy described in Note 37 to our 2011 consolidated financial statement, the Company performed its annual impairment test of the Cash Generating Units (CGU) to which goodwill is allocated (Aracruz).  In addition, as required by IAS 36, when the book value of the net assets of the Company exceeds its market capitalization, a formal impairment analysis of long-lived assets must be performed.  As a result, the Company performed an impairment analysis of the long lived assets of the CGUs Jacareí - SP and Três Lagoas - MS.  The recoverability test did not result in the need to recognize any impairment of goodwill and fixed assets.  See “Item 5. Critical Accounting Policies and Note 37 to our 2011 consolidated financial statements”.

Any change in the value of the key assumptions used in the impairment tests result in impairment charges in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

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

Our operations are conducted in Brazil but, our pulp is mainly sold to international customers. Accordingly, our financial condition and results of operations are in some ways dependent upon economic conditions in Brazil. Brazil’s gross domestic product, or GDP, in real terms, decreased 0.2% in 2009, grew 7.5% in 2010 and grew by 3.2% in the nine month period ending September 30, 2011 according to Instituto Brasileiro de Geografia e Estatística — IBGE, Brazil’s official statistics agency.  Although we cannot assure that GDP will continue to increase in the same pace or remain stable in the future we are more concerned in internal supply chain costs based on Brazilian suppliers. The general cost of human capital, the cost of land (renting or buying) and the other general local supplies are points of concern. Nonetheless, future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the former mentioned supplies. As a result, these developments could impair our business strategies, results of operations or financial condition. The Brazilian government tries to stop abnormal market conditions, like supply prices abnormal speculation and the foreign exchange- rates, frequently intervening in the Brazilian economy and occasionally makes material changes in policies and regulations.  Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

•                  currency fluctuations;

•                  interest rates;

•                  liquidity of domestic capital and lending markets;

•                  availability of experienced labor;

•                  policies impacting Brazil’s logistical infrastructure;

•                  tax policy;

•                  other political, diplomatic, social and economic developments in or affecting Brazil; and

•                  inflation

Brazil has historically experienced high rates of inflation.  Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995.  Inflation rates were 4.2% in 2009 5.9% in 2010 and 6.5% in 2011, according to the Brazilian National Consumer Inflation Index (Índice Nacional de Preços ao Consumidor Amplo) or IPCA.  Our cash costs and operating expenses are substantially denominated in Brazilian Reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the currency.  If the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. Dollar, then, as expressed in U.S. Dollars, our operating expenses may increase. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute materially to economic uncertainty in Brazil and accordingly weaken investor confidence in Brazil, thus impacting our ability to access the international capital markets.

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

Our financial results are affected by changes in interest rates, such as the London Interbank Offered Rate (LIBOR), the Brazilian Interbank Deposit Certificate (Certificado de Depósito Interbancário) or CDI and the Brazilian Long Term Interest Rate (Taxa de Juros de Longo Prazo) or TJLP.  The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation control purpose, Brazilian government policies and other factors.  The CDI rate was 11.0% p.a., 10.6% p.a. and 9.0% p.a. as of December 31, 2011, 2010 and 2009, respectively.  The TJLP rate has not fluctuated since June 2009, when it was set at 6.00% p.a.  A significant increase in interest rates, particularly TJLP or LIBOR, would have a material adverse effect on our financial expenses as a significant part of our debt (BNDES loans and Export Prepayment Facilities) is linked to these rates.  On the other hand, a significant reduction in the CDI rate could adversely impact the financial revenues derived from our investment activities as most of our cash is invested Brazilian money market, linked to CDI.  In order to mitigate these risks and benefit from the abnormal lower interest rates, we have contracted several swaps from LIBOR and TJLP to Pre Fixed rates. In addition, we have issued a new Bond (Fibria 2021 Notes), pre fixed, to liquidate in advance of maturity Export Prepayment Facilities, linked to LIBOR.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

We are organized under and are subject to the laws of Brazil and all our directors and executive officers and our independent registered public accounting firm resides or is based in Brazil. Substantially all of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, our ADS holders may face greater difficulties in protecting their interests due to actions by us, our directors or executive officers than would shareholders of a U.S. corporation.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our ADSs.

Investments in securities, such as our common shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the common shares underlying the ADSs at a price and time at which holders wish to do so. The BM&FBOVESPA had a market capitalization of U.S.$ 811 billion as of December 30, 2011, and an average daily trading volume of approximately U.S.$ 3.8 billion in 2011. In comparison, the S&P 500 had a market capitalization of U.S.$ 11.661 trillion as of December 30, 2011. A liquid and active market may never develop for our common shares or ADSs, and as a result, the ability of our ADS holders to sell at the desired price or time may be significantly hindered.

Holders of our ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

Holders of ADSs are not direct shareholders of our Company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian law. Our corporate affairs are governed by our by-laws and the Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Under Brazilian law, the rights of a holder of our common shares to protect its interests with respect to actions by us, our directors or executive officers may be fewer and less well-defined than under the laws of other jurisdictions.

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

Holders of our ADSs may only exercise voting rights with respect to their underlying common shares in accordance with the provisions of the deposit agreement for our ADS program, or the Fibria Deposit Agreement. Under this Agreement, ADS holders may only vote by giving voting instructions to our Depositary. Because our Depositary appears on our share register and not the ADS holders, such holders are unable to exercise their right to vote without the representation of our Depositary unless they surrender their ADSs for cancellation in exchange for our common shares. In addition, pursuant to the Fibria Deposit Agreement, our Depositary will only notify our ADS holders of an upcoming vote and arrange to mail proxy cards to those holders if we request our Depositary to do so. Pursuant to our by-laws, the first call for a shareholders’ meeting must be published at least 15 days in advance of the relevant meeting, and the second call must be published at least eight days in advance of the meeting, in the case of insufficient quorum to approve the matters included in the first meeting. As a result, there may not be enough time for ADS holders to surrender their ADSs and withdraw underlying common shares, or for them to receive a proxy card in time to ensure that they can provide our Depositary with voting instructions.  Our Depositary and its agents are not liable for failure to mail proxy cards in time for ADS holders to vote the common shares underlying their ADSs or to carry out voting instructions in the manner as instructed or at all. As a result, holders of ADSs may not be able to exercise the voting rights attached to the common shares underlying their ADSs.

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

ITEM 4.  INFORMATION ON FIBRIA

A.                                    History and Development of Fibria

We are incorporated under the laws of the Federative Republic of Brazil under the name Fibria Celulose S.A., as a publicly-held company with unlimited duration.  We have the legal status of a stock corporation, operating under the Brazilian corporate law. Our headquarters and principal executive offices are located at Alameda Santos, 1357, 6th floor, 01419 908, São Paulo, SP, Brazil (telephone: 55 11 2138-4565). Our website address is www.fibria.com.br/ir.  Information contained on our website is, however, not incorporated by reference in, and should not be considered as part of this annual report.

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

Bahia Produtos de Madeira

In 1998, as part of a strategy of diversification into other forest product businesses, Aracruz acquired Tecflor Industrial S.A or Tecflor, for the production of solid wood products. Tecflor was then renamed Aracruz Produtos de Madeira or APM. In 2001, APM sought to expand the presence of its Lyptus® brand of high-quality sawn wood in domestic and international markets and established a commercial partnership with the U.S. based Weyerhaeuser Co., or Weyco, one of the largest forestry companies in the world, for the exclusive distribution of Lyptus® in the North American markets. In October 2004, Aracruz sold two thirds of its shares in APM to Weyerhaeuser do Brasil Participações Ltda., a subsidiary of Weyco, for a total purchase price of U.S.$18.6 million. After the Aracruz Acquisition, APM was renamed Bahia Produtos de Madeira or BPM. We currently own 33.33% of the shares in BPM and have certain voting rights as set forth in the APM shareholders’ agreement.  In order to fulfill its fiber needs, BPM is currently supplied by areas of Fibria located in the South of Bahia, encompassing approximately 16 thousand hectares of planted area.

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

The Losango Project

In 2005, we announced the beginning of the environmental licensing process for the implementation of a bleached eucalyptus pulp mill with an overall nominal capacity of 1.5 million tons of pulp per year to be built in the State of Rio Grande do Sul (named “The Losango Project”).  As a result of the Aracruz Acquisition in 2009, we currently have a different portfolio of possible expansion projects, including two former Aracruz Units (Veracel II and a fourth pulp production line at the Aracruz Unit) and the Três Lagoas Unit which started up in March 2009, all of them brownfield projects.  In view of that, we are currently considering several alternatives for the Losango Project, including a full divestiture of the lands and forest.  On June 30, 2011, Management approved the divestiture of the Losango project assets, and established a specific program to identify a potential buyer.  As from June 30, 2011, we had classified the assets of the Losango Project as held for sale and the details are presented in Note 36 to our 2011 consolidated financial statements.

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

As part of this transaction, we granted International Paper the right to construct, at its cost, up to two paper machines adjacent to, and integrated with, the Três Lagoas pulp mill. International Paper exercised this option with respect to one of the paper mills and has constructed a paper mill with annual production capacity of 200 kilotons of printing & writing paper adjacent to the Três Lagoas pulp mill.  This paper mill commenced production in the first quarter of 2009.  In connection with the exercise of this option, International Paper has entered into a long-term supply agreement under which we will provide International Paper with pulp on competitive terms and utilities and other services at rates based on our actual operating costs.

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

Disposition of Mogi das Cruzes Paper Mill

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

The parties also signed a long-term agreement whereby Fibria will supply eucalyptus pulp, utilities and other services to Ahlstrom VCP at the Jacareí mill at competitive prices, in order to partly support an annual production capacity of approximately 105,000 tons per year of uncoated wood-free papers.

Sale of Interest in Cubatão and Limeira Paper Mills

In November 2007, we and Suzano sold our interests in the paper mills owned by Ripasa located in Cubatão and Limeira to MD Papéis for a total of R$122 million.  The Cubatão paper mill had a production capacity of approximately 61 kilotons per year of graphic, editorial and special printing & writing papers.  The Limeira paper mill had a production capacity of approximately 58 kilotons per year of cardboard.

Strategic Business Agreement (SBA) with Oji Paper

In August 2007 we announced the execution of a long term SBA with Oji Paper Co. Ltd or Oji Paper.  The agreement allowed us to further our offering of thermal paper technologies in Brazil and the region of Latin America, while allowing Oji Paper to expand its worldwide presence as a market leader in thermal technology.  Through the execution of the SBA, we were able to draw on the technologies of Oji Paper as well as its global subsidiaries including the technology of Kanzaki Specialty Papers, Inc (KSP), Kanzan Spezialpapiere GmbH (Kanzan) and Oji Paper Thailand Ltd. (OPT).  The SBA agreement coupled with the completion in 2008 of our Piracicaba mill expansion permitted the continuation of enhanced quality products and improved value to our customers.  Due to the sale of Piracicaba to Oji Paper in September 2011, the SBA has been terminated and all royalties were duly paid by Fibria to Oji Paper. See “Item 4. Information on Fibria — History and Development — Disposition of Piracicaba”.

Formation of Conpacel

In August 2008, Ripasa contributed its assets, other than the Americana pulp and paper mill, to Asapir Produção Florestal e Comércio Ltda., a newly formed company in which we and Suzano each owned 50% of the share capital.

In September 2008, Ripasa was transformed into Conpacel, a cost and production sharing unit, or consortium, in which we had an undivided 50% interest in the assets, liabilities and operations. Fibria sold its 50% stake of Conpacel to Suzano in December 2010. See “Item 4. Information on Fibria — History and Development — Disposition of Conpacel and KSR”.

Start-up of Três Lagoas Pulp Mill

In March 2009, we started operating our Três Lagoas mill located in the State of Mato Grosso do Sul.  This mill successfully achieved its predicted capacity increasing our annual capacity by 1.3 million tons of market pulp.  The total amount invested in this project was R$3,991 million. This amount includes disbursements made directly from Fibria, and the assets we received through our Asset Swap Agreement with International Paper. See “Item 4. Information on Fibria — History and Development — Asset Exchange with International Paper”.

Disposition of Guaíba Unit

On October 7, 2009, we entered into a purchase and sale agreement with Empresas CMPC S.A. (CMPC) for the sale of (1) our pulp and paper mill located in the city of Guaíba, in the State of Rio Grande do Sul, (2) land totaling an area of approximately 212 thousand hectares of forestland associated with this mill (of which 32 thousand hectares were leased, under partnerships),

(3) licenses and authorizations for a project to expand the pulp mill’s production capacity to approximately 1.75 million tons a year and (4) all of the share capital of Aracruz Riograndense, which we refer to collectively as the Guaíba Unit, for an aggregate purchase price of R$2,416 million, which generated a capital gain of R$33 million.

The Guaíba pulp and paper mill consisted of a pulp mill with an annual capacity of 450 kilotons and a paper mill with an annual capacity of 60 kilotons of printing & writing paper.

Disposition of Conpacel and KSR

On December 21, 2010, we entered into a binding agreement with Suzano regarding the sale of our 50% interest in Conpacel, consisting of (1) a pulp and paper mill located in the city of Americana, State of São Paulo and (2) land totaling approximately 76 thousand hectares associated with the mill, and approximately 71 thousand hectares of forestland (of which 53 thousand hectares were owned and 18 thousand hectares were leased), for an aggregate purchase price of R$1,450 million.  We consummated the sale on January 31, 2011.  The Conpacel pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 thousand tons and a paper mill with an annual production capacity of 390 thousand tons.

On December 21, 2010, we also entered into a binding agreement with Suzano for the sale of KSR, our paper distribution business unit, for an aggregate purchase price of R$50 million.  The closing of the KSR sale occurred on February 28, 2011.

Disposition of Piracicaba

On August 11, 2011, we signed a term sheet granting exclusivity to Oji Paper to negotiate the sale of the assets comprising the industrial plant and building, which constituted the complex known as the Piracicaba Unit. The closing of the sale was accomplished on September 29, 2011 for the agreed amount of U.S.$313 million. After the sale of Piracicaba, Fibria concentrates its operations on pulp production.

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

In January 2009, we acquired Arapar and São Teófilo, whose sole assets consisted of an aggregate of 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz, for R$2,710 million.  Under the purchase agreement, the purchase price was payable in six semi-annual installments without interest as follows: (1) R$500 million was paid in January 2009; (2) R$500 million was paid during the period of April, May and July 2009; (3) R$500 million was paid in January 2010; (4) R$500 million was paid in June 2010; (5) R$410 million was paid in January 2011; and (6) R$300 million was paid in July 2011.

In April 2009, we purchased 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz from the Safra Family for R$2,710 million.  Under the purchase agreement for these shares, the purchase price was payable in six semi-annual installments without interest, except as noted below, as follows: (1) R$600 million was paid in cash in April 2009; (2) R$500 million was paid in January 2010; (3) R$500 million was paid in June 2010; (4) R$400 million was paid in October 2010, together with interest from July 2009 at the rate of 105% of CDI per annum; (5) R$410 million was paid in January 2011; and (6) R$300 million was paid in July 2011.

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

Our Ownership Structure

We are jointly controlled by VID, a wholly-owned subsidiary of VPar (the holding company of the Votorantim Group) and BNDESPar, a subsidiary of BNDES. VPar in turn is controlled by Hejoassu Administração S.A. or Hejoassu, which is controlled by the Ermírio de Moraes family.  As a result of the purchase of an additional equity interest in Aracruz and corporate re-organization of Fibria, both of which occurred during the first semester of 2009, our exchange offer for outstanding Aracruz shares and the merger of Aracruz into us, our ownership structure and principal subsidiaries as of December 31, 2011 is presented in the following chart.

As of December 31, 2011, our total shares amounted to 467,934,646 common shares.

Capital Expenditures

Our capital expenditures (Capex) totaled R$1,240 million in 2011 and R$991 million in 2010.  In 2011, we continued investing in a new forest area in the Mato Grosso do Sul State.  As a result, expansion Capex in 2011 was R$154 million, higher when compared to 2010’s expansion Capex of R$54 million.  These expenditures for land acquisition and forestry plantation assure our supply of raw materials for our current or an eventual expansion of our pulp production capacity.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2011	2010	2009
	(in millions of Reais)
Industrial Expansion	26	25	1,009
Forest Expansion	128	29	57
Subtotal Expansion	154	54	1,066
Safety/ Environment	62	84	25
Forestry Renewal	624	502	310
Maintenance, IT, R&D, Modernization	310	291	134
Subtotal Maintenance	996	877	469
50% Veracel	90	60	78
Total(1)	1,240	991	1,613

(1)         For the years ended December 31, 2010 and 2009, Conpacel invested R$75 million and R$58 million, respectively, which is not included the total amounts presented in the table above as Conpacel’s sale was concluded in January 2011.

For 2012, the Management of the Company approved capital expenditures of approximately R$1.0 billion, mostly committed to the maintenance of operations which we expect to finance through free cash flow generation and financing programs offered by BNDES.

B.                                    Business Overview

Pulp Industry Overview

The world pulp industry is mainly divided in two groups of grades: mechanical, which is the pulp produced only through the use of mechanical energy processes, and chemical, which is the pulp produced after the wood chips have been chemically treated with caustic soda.  In the whole world, 167 million metric tons are produced every year, from which 80% is chemical pulp, according to market statistics.

Both grades are sub-divided in: integrated pulp, which is the pulp produced for captive paper production in the same company or group, and market pulp, which is pulp produced to be sold in the market. Market pulp production sums up to 50 million metric tons, which represents 37% of all chemical pulp.

Chemical market pulp can be broken down in many different grades, depending on the wood species. The two main groups are Hardwood, which assembles the species composed by short cellulose fibers, and Softwood, assembling the other species, composed by long cellulose fibers. Short fiber pulp is more prone to be produced in tropical areas, whilst long fiber pulp is only produced in temperate areas. Hardwood represents half of it, or 25 million metric tons.

Fibria produces pulp from Eucalyptus, which is a species originally from Australia, but extremely well adapted to the Brazilian climate. Actually, it is in Brazil where Eucalyptus trees develop the highest yield in the whole world. Eucalyptus pulp is 63% of the whole Hardwood production, having 16 million metric tons produced per year.

Source: PPPC — Supply and Demand Chemical Market Pulp Nov 2011 (demand) and RISI.

Market Pulp Capacity

From the total Eucalyptus pulp production, Fibria holds 32% market share, producing 5.250 million metric tons a year as shown in the chart below.

Market Pulp Capacity Ranking
(000 tons)

Source: Fibria

Eucalyptus pulp production has outgrown all other market pulp grades, having grown 63% between 2005 and 2010, to a total of more than 16 million metric tons. Increased volumes, bigger vessel space, Supplier Managed Owned Inventories, longer supply chain (new mills in Latin America are further inland) and broader coverage area have increased the minimum inventory necessary for Eucalyptus distribution.  In 2005, minimum Eucalyptus pulp necessary inventory used to be around 40 days, for a total production of 9 million metric tons. Nowadays, minimum necessary is 45 days, on average.

Evolution of pulp producer’s inventory

(days of supply)

Source:  PPPC

Market Pulp Demand

Market pulp is used basically to produce three types of papers: Printing & Writing, Tissue and Specialty. Printing & Writing papers are used for newspapers, magazines, catalogs, books, commercial printing, business forms, stationeries, copying and digital printing. Tissue paper is a lightweight paper basically used for personal hygiene. Types of tissue paper are hygienic tissue, facial tissues, paper towels, wrapping tissue, toilet tissue and table napkins.  While specialty papers are papers that are made with specific qualification for a very unique purpose. Types of specialty papers are carbon less paper, decorative paper, security paper, self - adhesive papers, and cigarette papers.  In 2010, 36% of the total market pulp demand went to Printing & Writing, 26% to Tissue and 17% to Specialty.

In 2008, market pulp demand registered a negative growth of 0.9% or 470 thousand metric tons while in 2009 the growth was flat.  It is important to note that market pulp demand was directly affected by the credit crunch crisis through this period. As the global economy started to recover from the crisis in 2010 a growth of 2.1% or 1.0 million metric ton took place.

Despite all the uncertainties with the European and American economy in 2011, global market pulp demand reached a total volume of 52.6 million tons which represents an increase of 4.8% or 2.4 million tons over 2010’s demand.  The European region is the major market pulp consuming region totaling 18.0 million metric tons followed by China with 13.6 million metric tons in 2011.

After a growth of 12% in 2009, Eucalyptus demand was flat in 2010 and increased by 4.2% in 2011. PPPC projections 2012-2013 for Eucalyptus global demand show an average growth of 5.8% much higher than the global average of 2% for the same period. The growth in the tissue paper grades and Printing & Writing expansions in Asia is expected to support this growth.

Source:  PPPC

Pulp Price Dynamics

As global a commodity, market pulp prices are impacted by macroeconomic dynamics, as are the prices of any other commodity. The graph below is a comparison of the trend of softwood market pulp prices against the Economist Commodity Index since 1980.

Source:  Hawkins Wright and The Economist

The main variable that is responsible in the formation of market pulp prices is the balance between supply and demand.  This is the relationship between the availability of the pulp in the market for sale against the real demand for pulp in the market. This relation may be analyzed in the short term, medium term, and long term.

Short term for the pulp industry is normally defined as the next 12 months, through this period the variables that will impact the balance are: the operating rates of the pulp mills installed, the performance of the installed paper machines that will result in pulp consumption and the pulp inventory level in the whole supply chain.  The most recent event that restricted pulp mills supply was the earthquake in Chile in 2010. Because of the earthquake, production in Chile had to stop, constraining supply and impacting directly the prices. Also, the paper machines can affect the pulp demand as they adjust their productivity output to variations on the economic scenario and market seasonality. Printing & Writing papers demands are more affected by economic changes and seasonality than the demand for tissue paper, because tissue papers are part of human hygiene.  As demand weakens and demand supply continues constant inventories can increase and result in a negative impact in prices.

In the pulp industry we may consider medium term between 1 year and five years ahead. The result between the supply and demand in the medium term will be a reflection basically of the paper mills and pulp mills project announcements.  The short term scenario and on the expected relative growth rate between the supply and demand, impact the pulp price projected to that period. This medium price expectation is of great importance, since companies use this value to decide about new mill projects.

The long term for the pulp industry is defined as above 5 years. Although production cost structure is something that must be watched in the short and medium term, its major impact will be in the formation of pulp prices in the long term. Cost structure of the pulp industry will define pulp equilibrium price, suggesting the minimum value which is still worth for the highest cost producer to continue its activities.  The graph below shows pulp cash production cost, which impacts the pulp price:

BHKP Supply Curve CIF Europe

(production cash cost in U.S.$/t and BHKP capacity in 000 t)

Source:  Hawkins Wright

Pulp prices are quoted by region and depending on its “Incoterms”.  Regions have their own dynamics but the price that is used as a reference in the pulp industry continues to be the European prices as it continues to be the major consuming market pulp region. The graph below shows hardwood prices in the European market since 2006 and its historical volatility, resulted by the factors described above.

Hardwood FOEX Europe

(U.S.$/t)

Source: FOEX

Fibria’s Profile

We are the world’s largest producer of market pulp, according to Hawkins Wright and PPPC, with an aggregate pulp production capacity of approximately 5.25 million metric tons, representing approximately 32% of the world market pulp production capacity of BEKP, as of December 31, 2011.  We believe that we are one of the lowest-cost producers of BEKP in the world, primarily due to our economies of scale, state-of-the-art and strategically located production facilities, the short harvest cycle of our trees and our use of high-end technology in our operations. During the first half of 2009, we acquired control of Aracruz and have fully consolidated the results of operations of Aracruz into our consolidated financial statements as from January 1, 2009.  In September 2009, we adopted the trademark “Fibria” for our pulp and paper operations.

Our forest base is broad and diversified. As of December 31, 2011, it was comprised of total forestry land of approximately 1,080 thousand hectares (owned and leased) located in seven Brazilian states.  Approximately 612 thousand hectares of our total forestry land consisted of planted areas and approximately 405 thousand hectares of conservation areas with native vegetation, or preserved areas.

We produce bleached eucalyptus kraft pulp at the following three pulp mills, 100% owned by our Company:

•                  the Aracruz mill, located in the State of Espírito Santo with an annual production capacity of 2.3 million metric tons and which we acquired as part of the Aracruz Acquisition;

•                  the Três Lagoas pulp mill, located in the State of Mato Grosso do Sul with an annual production capacity of 1.3 million metric tons and whose operations started on March 30, 2009; and

•                  the Jacareí pulp mill, located in the State of São Paulo with an annual production capacity of 1.1 million metric tons.

In addition, we have a 50.0% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1.1 million metric tons.  Under IFRS, we include our proportionate share of the results of operations of Veracel in our consolidated results of operations.

In 2011, we produced 5,184 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$5,854 million.  In 2010, we produced 5,054 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$6,283 million. We also produced coated and uncoated paper, carbonless paper and thermal paper at our former Piracicaba paper mill. We sold Piracicaba mill to Oji Paper in September 2011 (see Item 4A. History and Development of Fibria — Disposition of Piracicaba).  After the sale of Piracicaba, we concluded our reposition strategy to become a market pulp producer only.

In 2011, our pulp production had the following destination: Tissue 54%, Printing & Writing 22% and Specialities 24%. Our breakdown exposes us to the tissue segment with low dependence to the Printing & Writing, bringing more stability through company’s economic cycle.

Export sales accounted for 90.1% and 91.4% of our pulp sales volume during 2011 and 2010, respectively.  We export pulp products from a terminal and warehouse that we operate at the port of Santos, in the State of São Paulo, and from Portocel, a specialized port terminal that is operated by our subsidiary, Portocel Terminal Especializado de Barra do Riacho S.A., or Portocel, which is located approximately three kilometers from our Aracruz mill, in the State of Espírito Santo.  We also operate a port terminal located in the city of Caravelas in the State of Bahia, from which we transport wood to our Aracruz mill, and a port terminal in the city of Belmonte, in the south of the State of Bahia, from which we transport pulp produced by Veracel to Portocel.

The following map sets forth the location of the production facilities and the port terminals we operate:

Our Strengths

Global leadership in market pulp

We are the world’s largest producer of market pulp according to Hawkins Wright and PPPC, with a total pulp production capacity of approximately 5.250 million metric tons as of December 31, 2011 and a focus on the international markets.  We estimate that in 2011 we accounted for approximately 32% of the world demand of BEKP, approximately 21% of the world demand of bleached hardwood kraft market pulp and approximately 11% of the world demand of chemical market pulp.  Our leadership is based on the sustainability of our forest operations (as a result of the shorter harvest cycle in Brazil as compared to other relevant countries), our state-of-the-art technology (including modern facilities and advanced cloning methods), our high productivity, our strong customer base and our long-term relationships with our customers.

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

State-of-the-art research and technology

Fibria has started its eucalyptus plantations at the end of the 1960s using seeds from the Rio Claro Forest Nursery (SP). At that time, four species were considered appropriate for the area: Eucalyptus grandis, Eucalyptus saligna, Eucalyptus urophylla, and Eucalyptus alba. Since then, many superior trees were developed both as a result of the improvement program and the use of cloning. Cloned forests present significant gains in productivity, uniformity, and wood quality, giving the Company an outstanding position on the world market. Fibria uses a group of selected clones in its plantations and these clones are frequently replaced to ensure plenty of genetic diversity, to reduce the probability of pests and diseases and to keep continuous improvement of fiber productivity and quality. Today, better genetic methods are used for developing advanced generations of Eucalyptus. Those techniques involve the selection of plants with better performance and the sequential crossing among them for successive generations. In addition, Fibria is constantly working on methods to boost plantation productivity. The combination of silviculture and genetic improvement are essential to maintain the yield in the plantations and the health of the ecosystems in the long term, with extra challenges due to future climate and economic uncertainties. The search, test and selection of appropriate genotypes and site management practices, along the improvement obtained via resource-use-efficient eucalyptus forests, are an utmost for the sustaining of productivity and maintenance of environmental services of these forests for the generations to come. Thanks to continuous progress, the land now used to supply our pulp mills is one-half the area that would have been necessary 40 years ago when forest productivity levels were much lower.

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

Integrated operations

Our operations are vertically integrated. The process starts with the production of eucalyptus seedlings at our nurseries from where they are taken to our extensive forests. In the forests, seedlings are planted and after that harvested and transported to our production facilities where pulp is produced. After that, pulp is transported to port terminals that we own and operate for distribution to our clients.

Our transportation and logistics activities are efficient and diversified.  The strategic location of our forests and production facilities allow us to have lower transportation costs. The average distance from our forests to our mills is less than that of many of our domestic and international competitors, resulting in logistical efficiencies (for example, certain of our competitors in China meet their raw material needs with wood imported from Russia).  Portocel, the port terminal we operate in the State of Espírito Santo, is located approximately three kilometers from our Aracruz mill. This allows us to efficiently export pulp produced at that mill and to receive pulp from Veracel. In addition, we export pulp from a terminal and warehouse that we operate at the port of Santos, in the State of São Paulo.

Customer base

We have long-term relationships with leading global paper manufacturers, particularly in the tissue segment. As of December 31, 2011, we had long-term sales contracts (contracts with a term of three or more years) with approximately 80% of our customers.  We have traditionally focused on specialty paper producers who value pulp quality and reliable supply, some of which have been our customers for over 30 years.

Conducting our operations in a sustainable way

We are committed to operating our businesses and resources in a sustainable manner in accordance with world-class sustainability standards. Fibria remains included alongside the leading global companies committed to the balance between economic, social and environmental issues. In 2011, Fibria was once again listed in the Dow Jones Sustainability Index World (DJSI) — a selection of the world’s companies with the best corporate sustainability practices — and in the Corporate Sustainability Index (ISE) — a list of companies whose shares are listed at BM&FBOVESPA and that demonstrate a high level of commitment to best practices in the areas of sustainability and corporate governance.

Recently, we have further aligned the sustainability and business strategy by implementing strong corporate governance for sustainability.  Fibria has a Sustainability Committee that plays a consultative role to the Board of Directors and is coordinated by the Company’s Chairman. The Sustainability Committee meets three times a year to assess the company’s sustainability strategy.  Linked to the Executive Officers, the Internal Sustainability Commission, comprised of managers from various areas within the Company, seeks to operationalise the strategy defined by the Sustainability Committee.

Recognizing the importance of sustainability to our strategy, we have been informing and reporting on our sustainability objectives and targets annually. There are nine wide-ranging objectives as outlined below:

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

Our Strategies

Increase our market share in the international pulp market

We intend to take advantage of our competitive strengths to further increase our market share in the international pulp market.  We have focused our marketing efforts on the sale of BEKP to tissue manufacturers, a market segment that, in addition to being more stable than other market segments, has experienced global consumption growth at a cumulative aggregate annual growth rate of approximately 3.2% for the period from 2005 to 2011.

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

Enhance our financial strength and corporate governance

Our total consolidated indebtedness as of December 31, 2011 and 2010 amounted to R$11,324 million and R$12,022 million (including payable on Aracruz Acquisition) and 90.4% and 82.8% of which represented long-term indebtedness, respectively.  We are working to further reduce our leverage levels and we are attempting to improve our debt profile in order to reduce our cost of debt and extend the average maturity of our outstanding indebtedness.  Since the fourth quarter of 2009, we have been conducting a Liability Management Plan which included (1) the issuance of Fibria 2019, 2020 and 2021 Notes totaling U.S.$ 2.5 billion, (2) the sale of the Guaíba Unit for U.S.$1.430 billion in December 2009, (3) the sale of our interest in Conpacel and KSR for R$1.5 billion in December 2010 (proceeds from the sale were received in January and February 2011, respectively) and (4) the sale of the Piracicaba Unit for U.S.$313 million in September 2011. For a more detailed description of our Liability Management Plan, see “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liability Management Plan.”

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

Continue to develop state-of-the-art technology in the forestry area

Technological research and development has made it possible to improve our productivity while reducing the impact of our operations on the environment.  In the forestry area, an intense research program and the adoption of modern forestry practices have significantly increased our competitiveness.  The genetic improvement of eucalyptus trees has allowed us to plant clones of selected trees, resulting in higher productivity.  We currently perform 88% of our planting with cloned seedlings and 12% with seeds.  We have achieved higher speed and better seedling use and quality as a result of a pioneering procedure for the multiplication of clones. We believe that we use the most advanced technology for planting and harvesting trees and storing and transporting wood with a completely mechanized system.  In the decade ending 2010, the average annual amount of pulp produced was 11.3 metric tons per hectare per year, compared to 6.4 metric tons during the 1970s.

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

Sustainability

For Fibria sustainability includes: reducing waste, developing a skilled and engaged workforce, supporting projects that promote the growth and welfare of neighboring communities, preserving and recovering native forests, sustainable pest control, managing with transparency, and strengthening communication channels with civil society, the government and media. In essence, we believe that the practice of sustainable actions is part and parcel of our business. Sustainability embodies the recognition of public opinion, customer loyalty, employee pride and trust of partners and neighbors. Furthermore, it increases profitability and makes the company stronger to meet the needs of an increasingly demanding market that is mindful of the planet’s delicate environmental balance.

Long-term sustainability targets

Throughout 2011, on the recommendation of our Sustainability Committee and supporting our long-term commitment, we have been developing a Goals Program for the next two planting cycles (14 years). We identified the key variables that directly and indirectly affect pulp production, including priority issues for Fibria like as social and environmental risks. Thus, in 2012 we will announce the long-term sustainability goals that will guide our strategy through 2025.

Community Relations

Maintaining good relations with local communities in the 252 neighboring municipalities is a priority for us, and in 2011 the Company further invested in its relationship model. All of Fibria’s operational Units have implemented local community engagement projects, which are split into the following types:

•                  Engagement: a deeper structured relationship that establishes the Company as a partner in local development. It involves discussing with stakeholders issues that are of mutual interest, in a manner that is transparent and participative, thereby developing a relationship that is built on trust.

•                  Operational Dialogue: conducted in a structured manner with neighboring communities that are affected, in some way, by our forestry operations. The main objective is to discuss and list action that is to be taken in response to any positive or negative impact deriving from these operations, for instance a logistics route can be diverted in order to reduce the impact caused on a community.

•                  Participative agenda: a Company representative (a professional chosen through the regional office) participates in the local life, getting to know the people, their main challenges as it relates to the Company’s impacts and being a constant presence in the community. This physical presence facilitates our access to the people of the community, and vice-versa.

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

Sustainability Report

Fibria adheres to the Global Reporting Initiative guidelines for Sustainability Reports. Through this process the company seeks to annually show how the company is addressing challenges and achieving results, with regard to its sustainability strategy. It includes details of commitments and performance on the governance, economic, financial, social and environmental aspects of the business following the principles of Materiality, Stakeholder Inclusiveness, Sustainability Context, Completeness, Balance, Comparability, Accuracy, Timeliness, Clarity and Reliability.

Engagement with Landless Movements

In Brazil there are social movements that struggle for agrarian reform based on a family agriculture model. At the forefront of these social movements is the Landless Workers’ Movement, known as the MST. Among the main areas of focus for the MST is agribusiness, which they see as opposing the family agriculture model. The primary tactic of these social movements is to carry out land occupations, placing pressure on the Government to accelerate the agrarian reform.

From 2003 to 2010, Fibria had five farms occupied in the State of Bahia, totaling 11,000 hectares. Instead of appealing to the Courts, as it happened in the past, the Company tried a new approach, through an engagement process with the MST.  Initially, this engagement involved only Fibria and MST, but as the discussions progressed, it has also included the participation of the Federal Government, through the Agrarian Reform Agency (INCRA) and the Government of the State of Bahia.

After more than a year of discussions, an innovative solution is being framed based on the following main points:

•	Fibria’s cooperation for a friendly expropriation of all farms at a market value price - the process is very advanced and we expect it to be completed by the middle of 2012.
•	Development of an agroforestry with biodiversity project by the communities with the support of universities and NGOs, funded by Fibria. The initial study has now been completed.
•	Based on the findings of this study, 1,200 families will be settled in the five farms, with the financial support of the Federal and State Governments, which may provide the needed infrastructure.
•	An agreement between Fibria, ESALQ of the University of São Paulo, local NGOs, MST, INCRA and the Government of Bahia is expected to be signed early next year.

Our Products

After the sale of Conpacel, a pulp and paper production unit sold in December 2010 (the proceeds of the sale were received in January 2011) and Piracicaba, a paper unit sold in September 2011 (see Item 4A. History and Development of Fibria), Fibria has become a market pulp producer only.

Pulp

In 2011, we produced 5,184 kilotons of pulp representing 53% of total Brazilian pulp production.  In 2010, we produced 5,054 kilotons of pulp (including 50.0% of the pulp production of Veracel).

The following table sets forth our production volume of eucalyptus pulp and a breakdown of our BEKP sales volume by market for the periods indicated.

	2011		2010		2009
	(thousand metric tons)		(thousand metric tons)		(thousand metric tons)

Production volume (1)	5,184		5,054		4,999
Sales volume (1)
Europe	2,159	42.0%	1,951	39.7%	1,612	31.7%
North America	1,302	25.3%	1,398	28.5%	1,193	23.5%
Asia	1,171	22.8%	1,129	23.0%	1,886	37.1%
Brazil/Others	509	9.9%	431	8.8%	395	7.8%
	5,141	100.0%	4,909	100.0%	5,086	100.0%

(1)	Excludes pulp production and sales volume of Conpacel for the years ended December 31, 2011, 2010 and 2009. The sale of Conpacel was concluded on January 31, 2011.

Pulp Production Process

The pulp production process can be summarized in the outline below, and is comprised of three main activities: Forestry, Industrial and Logistics:

Forestry

We only produce bleached eucalyptus kraft pulp from planted eucalyptus trees.  Bleached eucalyptus kraft pulp is a high-quality variety of hardwood pulp. Eucalyptus is a hardwood tree, and its pulp has short fibers and is generally better suited to manufacturing tissue, coated and uncoated printing & writing paper and coated packaging boards.  Short fibers are optimal for manufacturing wood-free paper with good printability, smoothness, brightness and uniformity.

Our pulp production is solely from wood extracted from eucalyptus trees grown in sustainable forest plantations. Eucalyptus trees are among the fastest-growing trees in the world given that climate and soil conditions in Brazil allow for eucalyptus tree harvest rotations of approximately six years, as compared to harvest rotations of approximately 10 to 12 years in Chile, and up to 25 years in the southern United States.

Our forestry operations are composed of four major activities: nurseries, silviculture, harvesting and transportation of wood from the forestry to the mills.

The process begins in the nurseries, where the seedlings are cultivated. We operate four nurseries located in the states of São Paulo (Jacareí and Capão Bonito), Mato Grosso do Sul and Espírito Santo with an aggregate annual production capacity of approximately 75 million seedlings. We are building a new nursery in Bahia which is expected to start its operations in 2012.  This investment is part of our strategy to increase our current production capacity and is in line with our sustainability commitments.  Our seedlings are 100% produced with cloning technology, one of the most advanced genetic processes for the formation eucalyptus trees in the world. Seedlings take between 70 to 120 days to be completely developed and set for planting in the forests when the silviculture process starts.

Eucalyptus planting is made respecting the most advanced technology related to soil cultivation combining the best practices of natural resources conservation and high productivity planting. As a result, it is possible to implement our forest base with minimum soil interference maintaining micro-organisms and protection against erosion. Silviculture is responsible for the planting and maintenance of the forests until the harvesting process starts.

After approximately six years, the eucalyptus trees are harvested. We use advanced and automated harvesting equipment in our forests.  After harvested, the wood logs are transported either by truck, rail or barge (or a combination of these) from the forests to our production facilities. During harvesting all barks, tree tops and other biomass sources remain on the ground to preserve soil fertility. The logs are then transported to our production facilities where they are unloaded and then taken by conveyor belt to be debarked and chipped as will be described below (See Item 4B. Business Overview).

Our forestry base is broad and diversified, comprised of total forestry area of approximately 1,080 thousand hectares as of December 31, 2011 located in seven Brazilian states, consisting of approximately 612 thousand hectares of planted areas and approximately 405 thousand hectares of preserved areas.

The following table describes the location and the area of our land as of December 31, 2011:

State	Forested	Conservation	Other	Total
	(in hectares)
Rio Grande do Sul(1)	43,118	60,209	4,514	107,841
São Paulo	80,224	57,557	9,804	147,584
Minas Gerais	13,220	12,837	1,155	27,213
Rio de Janeiro	1,696	1,467	251	3,413
Mato Grosso do Sul	231,405	99,603	19,193	350,201
Bahia(2)	145,977	116,008	17,070	279,055
Espírito Santo	96,242	57,454	11,253	164,949
Total(3)	611,883	405,134	63,240	1,080,257

(1)	The forest base in the state of Rio Grande do Sul (Losango project) qualifies as asset held for sale and is presented as such as detailed in Note 36 toour 2011 consolidated Financial Statements.
(2)	Includes the forests associated with the production facility of Veracel.
(3)	Excludes forest partnership areas (117 thousand hectares)

Forest Preservation and Natural Resources

All of our wood comes from tree plantations rather than from native forests. Since the 1980s, we have been harvesting eucalyptus through uniform propagated seedlings from carefully selected trees, planted in already degraded pasture lands. The characteristics of the seedlings we select are matched to different regions. This method allows us to (1) greatly increase forestry productivity, reducing the demand for new lands, (2) comply with environmental regulations, and (3) contribute to carbon reduction in the atmosphere.

Pursuant to the Brazilian Forestry Code (Law No. 4,771 of September 15, 1965), we are required to set aside 27% of our forests for preservation, conservation and environmental recovery.  In 2011, we maintained 38% equivalent to 405 thousand hectares of our forest base for conservation purposes. These areas consist of either native forests or riparian buffer zones, or are maintained to satisfy specific ecological interests. In addition, we maintain a reforestation program, to recover degraded areas and endangered flora species.

We also invest in environmental studies and continuous monitoring, together with domestic and international universities, research centers and consultants, in order to improve the environmental conditions of our plantations, and ensure that we protect the native ecosystem and availability of natural resources in the areas in which we operate.  This is done by imposing environmental conditions on the plans for the forestry areas, before harvesting and transportation activities start.

In 2011, we have conducted approximately 55 projects related to biodiversity and forestry management improvement. Projects include different types of studies and monitoring (including biodiversity and water), endangered species protection, environmental education, biodiversity focused landscape planning and others. Among these projects, we have established six private natural heritage reserves (three in the process of being registered) and a new project regarding water scarcity in highly sensitive areas is being implemented.

Forestry Certification System

We constantly seek alternatives and tools for the responsible production through voluntary certification and socio-environmental commitments. Certification systems are initiatives for continuous improvement of processes, environmental conservation and responsible development practices that benefit our relationship with society, government agencies, customers, suppliers, employees and other stakeholders.

Fibria has internationally recognized certifications in its operations, such as ISO 9001, ISO 14001, OHSAS 18001 and forest certification as FSC® and Cerflor certifying sustainable practices.

The main certifications for the forest industry are: the Forest Stewardship Council® (FSC®), given by an independent, non governmental, not-for-profit organization and Cerflor created by the Brazilian program of forest certification, recognized internationally by the Programme for the Endorsement of Forest Certification Schemes - PEFC. The forestry certification system is divided in two categories: Forest Management, which verifies whether the wood is produced according to high standards that protect the environment, and Custody Chain, which verifies that the company uses only certified wood as raw material.

All our areas have at least one certification as shown on the table below:

Unit	FSC®	Cerflor
Três Lagoas	Certified	Certified
Jacareí	Certified	—
Aracruz	In certification process	Certified
Veracel	Certified	Certified

We are preparing Aracruz unit to obtain the FSC certifications. In 2011 we were qualified to use Rainforest Alliance´s “Smartstep” methodology to obtain the certification FSC®. In 2011, all our forests have passed at least one auditing process by either FSC® or Cerflor.

Industrial

We highlight the following aspects of our industrial operations:

•                  Eco design and eco-efficiency

•                  Controlled emission of carbon dioxide

•                  Focus on operational stability

In the industrial operation the pulp is extracted from the wood by a process known as the Kraft Process. Among the innumerous advantages from an environmental standpoint, it is self-sufficient in electrical energy, since biomass is the main input used to produce it.

The main flow consists of a wood cooking process, a bleaching stage, and a final extraction stage. Once the logs are transported to our production facilities, they are unloaded and then taken by conveyor belt to be debarked and chipped. After that, wood chips are sent to digesters, where they are mixed with chemicals and cooked under pressure. During this process, lignin and resins are removed from the wood.  Once removed, the lignin is used as fuel to produce steam and electrical energy for our pulp mills. The used chemicals are removed at various stages of the production process and recycled within our pulp mills.

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

We use energy and chemicals in the pulp process, and although we recover a high percentage of them, as we have significant dependence on many of this inputs, we entered into long-term “take-or-pay” contracts with suppliers of chemical products, diesel and natural gas for periods ranging from one to 10 years, in order to mitigate this dependence.  See “Item 8A. Consolidated Statements and Other Financial Information - Commitments”.

The following table provides certain information regarding our production facilities and production for the years indicated:

		Annual Production	Production for the Year Ended December 31,
Facility	Location	Capacity	2011	2010	2009
		(in thousand tons per year)	(in thousand tons)
Pulp Units:
Aracruz	Espírito Santo	2,300	2,323	2,253	2,203
Três Lagoas	Mato Grosso do Sul	1,300	1,230	1,182	804
Jacareí	São Paulo	1,100	1,103	1,077	1,070
Veracel (1)	Bahia	550	528	543	523
Total		5,250	5,184	5,054	4,600

(1)	Represents 50% of the annual production capacity and production of Veracel’s pulp mill.

Eco design and eco-efficiency

As an eco-efficient company, we pursue the balance of the five essential elements for life in all our operations (water, air, energy, earth and people) with the strategic aim of producing less carbon intensive products. Our recent projects are based on “Eco Design” and all of our industrial operations are managed according to the “3R” eco-efficiency principles (reduce, recycle, re-think and re-use). We are also part of the cleaner production program from United Nations Environmental Program.

Energy

Of the total amount of thermal and electrical energy we self-generated, 90% was from renewable fuels, such as biomass and black liquor that are byproducts of the pulp production process, and 10% was from non-renewable fuels that we purchased, such as oil and natural gas.  In 2011, we generated approximately 99% of our electric energy requirements for our pulp production process internally.

Chemicals

We use several chemicals in the pulp bleaching process.  As we have significant dependence on certain chemicals, we entered into long-term “take-or-pay” contracts with suppliers of chemical products, diesel and natural gas for periods ranging from one to 10 years, in order to mitigate this dependence.  See “Item 8A. Consolidated Statements and Other Financial Information — Commitments”.

Water

While not a significant cost component of our raw materials, water is essential to the production of pulp and paper.  In 2011, we used 31 cubic meters of water per ton of pulp (as compared with a consumption rate of 30 to 50 cubic meters per ton, as recommended under the EU IPPC Directive — Integrated Pollution Prevention Control — which sets out environmental protection best practice guidelines for paper and pulp mills and is widely adopted across the world as a recognized standard in production).  We believe our water usage rates are among the lowest within the pulp and paper industry and we are continually introducing new technology and implementing improvements in our industrial processes and methods to further decrease these rates.  We believe that our water supplies are currently adequate.

The water used at the Três Lagoas and Jacareí units is obtained from the Paraná and Paraiba do Sul rivers, which are adjacent to our mills. Each river system is within a separate hydrological river basin, thereby reducing the overall risk of unavailability of water due to adverse atmospheric or hydrological conditions.  In the Aracruz Unit water is provided by several rivers and a public interest project developed by us and the municipal governments of Aracruz and the neighboring city of Linhares, under which we may obtain water from the Rio Doce River through an existing system of canals and rivers.  The project provides water for the local communities and for the industrial and chemical districts of the municipality of Aracruz, as well as for irrigation of agricultural activities in the northern region of the State of Espírito Santo.  The water from these sources flows into a 35 million cubic meter reservoir on the mill site. We estimate that the reservoir in the Aracruz unit holds enough water to supply the mill’s needs for a five-month period in the event of a drought.

In the Aracruz Unit, wastewater undergoes a two-stage purification treatment process before it flows into the ocean.  The Jacareí and Três Lagoas mills use a double stage wastewater treatment process, which guarantees at least 95% of BOD (Biological Organic Demand) removal.

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

Effluents

Effluents generated during the production process are treated in our units by a two-stage process.  During the first stage, solids such as fibers, clay and carbonates are removed. In the second stage, these solids are biologically treated and broken down by microorganisms.  We have also contracted a third party to evaluate the composition of the liquid effluents generated during the production process and with the results of these analyses, we can minimize the generation of effluents and maximize the quantity of effluents that may be recycled in our production processes.

Solid Wastes

Solid wastes generated in the production process are collected, treated and disposed by an efficient waste management program, which has recently been improved by the adoption of new, environmentally friendly composting techniques. Whenever possible, we have also identified how solid waste materials generated during our pulp production processes may be put to alternative use.

The remainder of solid waste is processed by composting systems into organic material for use in our forests or disposed of in licensed landfill sites.  We collect, treat and dispose of the small amount of hazardous waste generated by our facilities in accordance with Brazilian law.

Controlled emission of carbon dioxide

We have been tracking the emission of greenhouse gases (GHG) since 1998, when we first carried out a carbon inventory covering all of our mills.  Since then, our tracking system evolved into an analysis of our carbon footprint, in an attempt to better understand the impact of our operations.  Since 2006, information about our GHG emissions has been disclosed to the public through the Carbon Disclosure Project (CDP) — an independent not-for-profit organization holding the largest database of primary corporate climate change information in the world. This initiative is part of our plans to address this issue. More recently we have also been part of two other important programs. The CDP Supply Chain which is a program designed to promote information sharing and innovation between CDP Supply Chain Members — companies that have begun to integrate carbon management strategy into their supply chains — and the companies that provide goods and services to them as we transition to a low-carbon economy.  In 2010, BM&FBOVESPA launched a new Index — Índice Carbono Eficiente (ICO2) — to improve the adoption of environmental practices towards climate change by Brazilian companies and Fibria has been selected as part of the Index.

We also have been continuously looking for lower carbon solutions for our process and increasing carbon sequestration by recovering native areas. For instance, we have two Clean Development Mechanism (CDM) projects in the process of being registered at the United Nations. In 2010 Fibria restored 2.9 thousand hectares of native areas at the Aracruz unit.

In 2011, we continued to measure our Carbon Footprint, which was net positive. A total of 8.113 million tCO2eq (tons of CO2 equivalent) was sequestered by our eucalyptus forests through the photosynthesis process which represents an average absorption of 1.80 tCO2eq per ton of pulp produced. By contrast our total carbon emissions totaled 1.600 million tCO2eq representing 0.35 tCO2eq per ton of pulp produced, a reduction of 25% regarding last year. This result can be explained mainly because the Guaíba Unit was last considered in 2010’s inventory, since it was sold in December 2009. Our carbon footprint is certified by BRTÜV Avaliações da Qualidade Ltda., an affiliate of the TÜV Nord Group, a German auditing firm.

Operational Stability

The challenge of this concept consists of engaging the industrial and forest’s operations teams in a new one “Operational Strategy” in which the production rhythm would be modulated up and down, respecting the instantaneous limits of capacity of each process sector.  To reach larger stability it was necessary also to reduce the frequency and duration of the occurrences that generated stops and/or reduction of production rhythm.  In 2011, the increase of the operating stability allowed us to raise our pulp production by 131 thousand tons (considering the same operating units), increasing the production average without crossing the process limits, as well as reducing the specific consumptions of the main inputs: wood, chemical and energy.

Logistics

Delivery of Wood to Our Pulp Mills

Our forests are located an average distance of 155 kilometers from our pulp mills. We transport wood to our mills by truck, rail and sea barge. The trucks and sea barges are owned and operated by independent contractors who transport wood from our forests to our production facilities. In 2011, we transported approximately 16.9 million cubic meters of wood to our mills, approximately 86% by truck, 13% by sea barge and 1% by rail. Although the percentage of wood transported by sea barge and rail was relatively low, by using these transportation methods, we were able to reduce the logistics costs of our Aracruz and Jacareí mills. Transportation of wood to the mills represents a large portion of our pulp production costs, and reductions in our transportation logistics and costs are priorities for us.

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

Distribution Planning

As a result of our commercial strategy to reinforce our position in the global pulp market and focus on long term relationship with our customers, we invest in technology and develop best practices regarding our logistics.  Our distribution planning is based on the concept of integrated systems. Therefore our pulp mills, commercial offices and third party logistics worldwide have access to the most accurate real-time information allowing the planning team to manage Fibria’s supply chain with high standards and provide reliable logistics services to our customers, maintaining inventories in several distribution centers located in North America, Europe and Asia.

Delivery of Pulp from our Mills to the Ports

The pulp produced in our mills are handled and carried according to the strictest standards of quality and stored in warehouses designed especially for pulp — all that operated by first-class logistic companies.

Pulp production enters into a tracking system right after the bailing lines. Tracking is done by barcodes reading along the whole supply chain from the end of the bailing line up to the final customer (paper maker). Pulp traceability is guaranteed all the way up to the customers’ mills fulfilling all the requirements in any certification system.

Três Lagoas mill

Most of Três Lagoas’ pulp production is exported overseas. Pulp is transferred from the mill to the port of Santos by a reliable multi-modal (truck and rail) system on a daily basis. Part of the production is sold to International Paper, a paper mill close to Três Lagoas. In this case, pulp is pumped directly into the paper mill.

During 2011, we focused on improving the railway transportation in order to maintain environmental sustainability and operating cost competitiveness. We have a project to connect the pulp mill straight to the rail track, therefore avoiding the multi-modal transportation.

Aracruz mill

Aracruz’s pulp production is destined to exports mainly. It has one of the most optimized pulp logistic setup between mill and port in the world as this mill is 3 km far from the port of Portocel which provides operating reliability and competitive logistic costs. The pulp transportation between pulp mill and port is made by special trucks to optimize costs and guarantee bales quality.

Jacareí mill

Jacareí’s production is destined to domestic market and overseas. The pulp expedition to domestic market is done by trucks, regularly supplying our customers located in the Southern region and guaranteeing the delivery with quality and on time. The export pulp is transferred from the mill to the port of Santos by rail on a daily basis through a reliable rail system.

Veracel mill

Veracel’s production is also exported. A multi-modal (truck and barge) transportation system connects the mill to the domestic port of Portocel. Firstly the pulp is taken by truck, through a dedicated road, from the mill to Belmonte maritime terminal. From this terminal, pulp is carried up to Portocel by barge.

Port Operations

The major part of our pulp produced for export is delivered to our customers via ocean-going vessels based on long term contract with ship-owners. In view of a growing pulp market in South America, in October 2010, we signed a 25 year contract with a South Korean company, STX, to optimize our international logistics and to guarantee operational stability and competitiveness. By the end of 2012, the first new building (out of 20) will be starting operations at Portocel, marking the “project go live” of this new partnership between Fibria and STX Pan Ocean.

Port of Santos

The port of Santos is located on the coast of the State of São Paulo. From this port we export pulp produced at the Jacareí and Três Lagoas mills which are located approximately 150 and 750 kilometers far from Santos port, respectively. We have a concession from the government of the State of São Paulo to operate a terminal and a warehouse at this port. The concession was granted under a renewable ten-year operational lease agreement with Companhia Docas do Estado de São Paulo—CODESP that expires in September 2017. This particular warehouse has a storage capacity of 38 thousand metric tons of pulp.

The operation of the port has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs.

To facilitate exports out of our Três Lagoas Mill, we have also signed a long term contract with a terminal operator at Santos (Gearbulk Terminals) for additional storage capacity of 50 thousand metric tons of pulp at a new specialized terminal where rail connection and vessel berth priority were also considered.

Portocel

The pulp produced for export at the Aracruz and Veracel pulp mills is shipped out of the Port of Barra do Riacho (Portocel), which is located approximately three kilometers from Aracruz and 260 nautical miles from Veracel’s barge terminal. This port is a modern facility that has the capacity to handle approximately 10 million metric tons of pulp and wood per year.  Warehouse facilities at Portocel are capable of storing approximately 220 thousand metric tons of pulp (static storage).

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

Environmental policies

The Brazilian constitution grants the federal government, state and municipalities the power to enact environmental protection laws and issue regulations under such laws. While the federal government has the power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations. The municipalities may only issue regulations with respect to matters of local interest or to supplement federal or state laws. Most of the environmental regulations in Brazil are thus at the state and local level rather than at the federal level, with environmental standards established in the operating permits issued to each plant rather than through regulations of general applicability. Applications for the renewal of operating permits are reviewed periodically.

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

All of Brazil states require licenses for the installation and operation of our industrial plants. These regulations were introduced in the last ten to twenty years. We are subject to the regulation of state environmental agencies of São Paulo, Espírito Santo, Bahia, Rio Grande do Sul and Mato Grosso do Sul, respectively known as Companhia Ambiental do Estado de São Paulo (CETESB), Instituto Estadual do Meio Ambiente (IEMA), Instituto Estadual de Meio Ambiente (INEMA), Fundação Estadual de Proteção Ambiental Henrique Luiz Roessler (FEPAM) and Instituto de Meio ambiente do Mato Grosso do Sul (IMASUL). Pursuant to these state regulations, state authorities are empowered to regulate a company’s operations by providing company-specific environmental standards in such company’s operating permit.

Our forestry activities are jointly regulated by the Brazilian federal environmental agencies and the state environmental agencies of the States of São Paulo, Espírito Santo, Minas Gerais (Fundação Estadual do Meio Ambiente (FEAM)), Bahia (Secretaria Estadual do Meio Ambiente (SEMA) and Rio Grande do Sul (FEPAM).  The planting and cutting of trees is subject to prior approval by the relevant state or federal environmental agency. Brazilian law requires that at least 20% of the landholdings of a forestry company be registered and maintained with native species.

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

Insurance

We maintain fully comprehensive insurance with leading insurers to cover property damage and business interruption risk, as well as in respect of international and domestic transportation. Our property insurance policy has maximum risk coverage of R$3,150 million, which we believe offers more than sufficient coverage for our current assets.

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

Jointly Controlled Company

Veracel

Veracel, is a company (sociedade anônima de capital fechado) organized under the laws of Brazil, in which each of Fibria and Stora Enso owns 50% of the equity interests (it had been a joint-venture between Aracruz and Stora Enso). Veracel grows and manages eucalyptus plantations and operates a pulp mill in the city of Eunápolis, in the State of Bahia. Veracel produces BEKP and has an annual production capacity of 1.1 million metric tons.

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

C.                                    Organizational Structure

The chart below shows our organizational structure as of December 31, 2011 (% of total capital).

Our operations are conducted by Fibria Celulose S.A. as the controlling and principal operating Company.  Although being a stand-alone Company, we are a jointly controlled entity of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.  See “Item 4A. — Information on Fibria — History and Development of Fibria — Our Ownership Structure.”

Among the subsidiaries presented in the chart above we highlight:

•                  Fibria-MS Celulose Sul Mato Grossense Ltda: a wholly-owned subsidiary established for Três Lagoas mill operations

•                  Portocel Term. Esp BR S.A.: a port terminal from where we export Aracruz and Veracel pulp production. It is a joint venture between us (51%) and Cenibra - Celulose Nipo-Brasileira (49%)

•                  Veracel Celulose S.A.: a joint venture between us (50%) and Stora Enso (50%) where we have the Veracel Unit operations.

•                  Fibria Trading International KFT (located in Hungary and its representative office located in Hong Kong and its subsidiary — Fibria Europe S.A. — located in Switzerland) and Fibria Celulose (USA) Inc (located in Miami): subsidiaries established for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America.

•                  Fibria Overseas Finance Ltd (Cayman) and Voto IV: established in order to facilitate access to the international financial markets. Fibria Overseas was the issuer of Fibria Notes 2019, 2020 and 2021 and Voto IV was the issuer of Voto IV notes in 2005

During 2011, as part of the process to simplify our organizational structure, the following subsidiaries were liquidated or merged into other companies of the group: Mucuri Agroflorestal S.A., VCP N.A., VCP ZUG, Riocel Trade London UK and Riocel Limited UK.

D.                                    Property, Plant and Equipment

Overview

Our principal executive offices are located in the State of São Paulo, where we concentrate our financial, administrative and trading functions.

Aracruz Unit

The Aracruz Unit is our principal pulp mill. This is located in the State of Espírito Santo and is the largest bleached hardwood kraft market pulp production facility in the world. We acquired it as part of the Aracruz Acquisition. It has three production lines:  Fiberline A, Fiberline B and Fiberline C. Its nominal production capacity is approximately 2.3 million metric tons of market pulp.  Its area totaled 355,288 hectares at the end of 2011, of which 202,515 hectares was eucalyptus plantation, 129,332 hectares was covered with natural preserved ecosystems (preservation area), and 23,441 hectares had other uses. The Aracruz Unit is located approximately three kilometers from the port facilities at Aracruz (Portocel), of which we own 51%.

Jacareí Unit

The Jacareí Unit is located in the State of São Paulo and has a nominal production capacity of approximately 1.1 million metric tons of market pulp.  Its area totaled 161,086 hectares at the end of 2011, of which 87,317 hectares was eucalyptus plantation, 63,304 hectares was covered with natural preserved ecosystems (preservation area), and 10,466 hectares had other uses. The pulp produced at the Jacareí Unit is transported by rail to the port of Santos which is 150 km distant from the unit.

Três Lagoas Unit

The Três Lagoas Unit began commercial operations in March 2009 and is the largest single line pulp production facility in the world with a production capacity of 1.3 million metric tons of market pulp. This unit is located in the State of Mato Grosso do Sul.  At year end 2011, the Três Lagoas unit’s area totaled 350,201 hectares of which 231,405 was eucalyptus plantation, 99,603 hectares was covered with natural preserved ecosystems (preservation area), and 19,193 hectares had other uses. Três Lagoas’ pulp production is transported by rail to the port of Santos which is 788km distant from the unit.

Veracel Unit

We have a 50% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1.1 million metric tons market pulp. The pulp produced in the Veracel unit is transported to Portocel, located an average distance of 541km from Portocel.

The following table sets forth the distance between our forests (including the transport of pulpwood purchased in the market) and our mills, the distance of these mills to the port of embarkation, and the nominal capacity of each mill at December 31, 2011:

Facility	Distance from forest or pulp mill	Distance to port of Santos	Distance to port of Portocel	Pulp/Paper capacity (tons/year)
Aracruz	208 km	—	3 km	2,300,000
Veracel (50%)	54 km	—	541 km	550,000
Três Lagoas	76 km	788 km	—	1,300,000
Jacareí	225 km	150 km	—	1,100,000

Eucalyptus forests

Currently, we obtain the majority of our wood from 612 thousand hectares of forest plantation from a total of 1,080 thousand hectares of land located in seven Brazilian states (São Paulo, Rio de Janeiro, Espírito Santo, Bahia, Mato Grosso do Sul, Minas Gerais and Rio Grande do Sul).  While we have enough wood to fulfill our needs, from time to time and when the terms are attractive we purchase wood from unrelated third parties to be used in our pulp mills.

As of December 31, 2011, we also had over 3,422 forest partners with tracts of forest cultivation (mostly in Espírito Santo, Bahia, Rio Grande do Sul and São Paulo state), and another 257 thousand hectares of land linked to leasing contracts, making our wood supplies relatively dispersed.  Our forests are located an average distance of 155 kilometers from our pulp mills.  Brazilian forest legislation requires that private properties have at least 27% of the area kept for conservation of native ecosystems, fragments of wild life or natural restored forest area (through planting of indigenous species). Of our own forests, approximately 57% are eucalyptus forest plantation, while 38% is conservation forest and the remaining 5% has other uses.

While the dispersion of our forest land entails some additional costs, we believe that it significantly reduces the risks of fire and disease. We also seek to minimize fire risk by maintaining a system of fire observation towers, a fleet of fire trucks, fire fighting brigades and fully equipped patrol cars monitoring the areas 7 days a week.  Given the natural protection afforded by the dispersion of our forests, we believe that prevention is the key strategy to avoid insuring our forests. Therefore, we assume all risks of losses from fire and other casualties. In addition, we annually monitor and manage our forests to prevent losses from leaf-cutter ants and any other insect break-outs. We have not suffered a material loss from, nor had our wood supply or operations compromised by, either fire or disease in forests that we harvest.

In 2011 as part of our reforestation efforts, we planted approximately 84 thousand hectares of eucalyptus in order to maintain our mills wood supply and pulp production. The harvested eucalyptus forests yielded between 40 and 50 cubic meters of wood per hectare per year that is an average of 280 — 350 m³/ha/year at 6 to 7 years harvesting age. Our forest productivity reflects the excellent climate and soil conditions for growing eucalyptus trees in all Brazilian states, with enough incidences of both sunlight and rainfall.

In 2011, we operated four nurseries and produced over 68 million plants (rooted cuttings/seedlings) at our nurseries, all of which were planted in our forests or supplied to the Forest Savings Program. To develop our eucalyptus forests, we select trees after precise genetic field trials, elite selected trees are cloned (cultivars) and then they are multiplied in large scale by vegetative propagation process (rooted cuttings).  Vegetative propagation allows us to plant trees with the most favorable genetic characteristics for pulp production.  These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” branches.  Greater tree standardization provided by cloning also permits us to increase mechanization in tree harvesting, logging, and mill transportation, making it easier to adjust equipment and machinery to topographical conditions.

We continue to review our efforts at community relations and the common good, as part of our contribution to social and economic development.  For example, we invited our neighbors to join the Forestry Savings Program that is an opportunity to have a share of the forest benefits as to diversify their production chain and to increase their property income in a partnership project. As of December 31, 2011, local farmers, mostly small properties, had already planted 117 thousand hectares (including Veracel) of forests with our support.

Expansion

Future expansion plans will depend on global market conditions. Possible expansion projects include the expansion of three existing mills as follows: Três Lagoas II which represents an additional capacity of 1.5 million metric tons of market pulp; Veracel II with a nominal capacity of 1.5 million metric tons (50% Fibria and 50% Stora Enso) and a 1.5 million metric ton additional capacity from a fourth line in the Aracruz Unit.

We continue investing in the development of the Três Lagoas II forest base. During 2011 we made significant progress on negotiating land leasing and acquisition.  The combination of land acquisition and leasing aims at maintaining competitive cash cost for the project, chiefly through a low forest-to-mill average distance. The expansion of the Três Lagoas Unit is one of the projects intended to maintain our global leadership in terms of scale and low production cost in the market pulp industry. As of December 31, 2011, we were prepared with regard to the forest base necessary to the project. However, due to an uncertain global economic environment and the number of pulp projects announced to reach the market in the next years and in view of our goal of generate value to our shareholders, the recommendation to execute the project will be submitted to our Board of Directors in the second half of 2012, considering market and financial conditions at that time.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

We have no outstanding unresolved comments from the Staff of the SEC.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2011, 2010 and 2009 included in this annual report that have been prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), as well as with the information presented under “Presentation of Financial and Other Information” and “Selected Financial and Other Information of Fibria”.

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3A. Key Information — Selected Financial Data.”  This section contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3D. — Key Information — Risk Factors” and the matters set forth in this annual report generally.

Overview

We are the world’s largest producer of market pulp, according to Hawkins Wright and the PPPC, with an aggregate pulp production capacity of approximately 5.25 million tons, representing approximately 32% of the world’s production capacity of BEKP, as of December 31, 2011.  We believe that we are one of the lowest-cost producers of BEKP in the world, primarily due to our economies of scale, our state-of-the-art and strategically located production facilities, the short harvest cycle of our trees and our use of high-end technology in our operations.  During the first half of 2009, we acquired control of Aracruz and have fully consolidated the results of operations of Aracruz into our consolidated financial statements as from January 1, 2009.  In September 2009, we adopted the trademark “Fibria” for our pulp and paper operations.

Factors Affecting our Results of Operations

Our results of operations have been significantly influenced by (1) the effects of the Aracruz Acquisition and our full consolidation of the assets, liabilities and results of operations of Aracruz as from January 1, 2009 (and separate reporting of the interests of non-controlling shareholders), compared to the proportional consolidation in prior periods presented based on our 12.35% interest in the total share capital of Aracruz, (2) the commencement of operations of our Três Lagoas mill on March 30, 2009, which was under construction when we received it from International Paper in February 2007 in exchange for our Luiz Antonio pulp and uncoated paper mill, and which reached full production capacity in 2009 and (3) to a lesser extent, disposition of other pulp and paper assets during the three-year period ended December 31, 2011 (Guaíba, Conpacel, KSR and Piracicaba).  In addition, our results of operations for the years ended December 31, 2011 and 2010 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•                  the expansion or contraction of global production capacity for the products that we sell and the growth rate of the global economy;

•                  fluctuations in the international market prices of our products, which are denominated in, or referenced to, the U.S. Dollar, and which could significantly affect our net revenues;

•                  the rate of growth of the Brazilian GDP, which grew by 3.2% in the nine month period ended September 30, 2011, 7.5% in 2010 and decreased by 0.2% during 2009 which affects domestic demand for our products and, consequently, our domestic sales volume;

•                  our capacity utilization rates, which significantly affect the cost of producing our products and may lead to impairment of our assets;

•                  the results of operations of those companies in which we have or had non-controlling equity interests or shared equity control, such as Conpacel and Veracel, a portion of which are or were consolidated into our results of operations as required by IFRS;

•                  changes in the Real/U.S. Dollar exchange rate, including the depreciation of the Real against the U.S. Dollar by 11.2% in 2011, a appreciation of 4.5% in 2010 and 34.2% in 2009, which have affected (1) the amounts as expressed in Reais of our net revenues, our cost of sales and some of our operating and other expenses that are denominated in or linked to U.S. Dollars and (2) our net financial expenses as a result of our U.S. Dollar-denominated liabilities that require us to make principal and interest payments in U.S. Dollars;

•                  the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the LIBOR rate, which affects our interest expense on our U.S. Dollar-denominated floating rate debt, and fluctuations in the CDI rate, which affects our interest expense on our real-denominated floating rate debt;

•                  inflation rates in Brazil, which were 6.5% in 2011, 5.9% in 2010 and 4.2% in 2009 as measured by the IPCA, and the effects of inflation (deflation) on our operating expenses denominated in Reais and our Real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•                  changes in accounting policies and the Brazilian Corporation Law, as discussed elsewhere herein.

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

Effects of Fluctuations in Pulp Price

The international market prices of our pulp have fluctuated significantly, and we believe that they will continue to do so in light of global economic developments, such as the increase in demand for pulp in China. Significant increases in the international market prices of our products, and consequently, the prices that we are able to charge, would likely increase our net revenues and our results of operations to the extent that we are able to maintain our operating margins and increased prices do not reduce sales volumes of our products.  Conversely, significant decreases in the international market prices of our products, and consequently, the prices that we charge, would likely reduce our net revenues and our results of operations if we are unable to increase our operating margins or these reduced prices do not result in increased sales volumes of our products.

World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand.  Over the last three years, BEKP average list prices in North America, Europe and Asia have fluctuated from U.S.$621, U.S.$571 and U.S.$517 per ton, respectively, in 2009 to U.S.$880, U.S.$848 and U.S.$848 per ton, respectively, in 2010. For the year ended December 31, 2011, BEKP average list prices in North America, Europe and Asia were U.S.$871, U.S.$821 and U.S.$703 per ton, respectively.

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

The table below shows the Brazilian National Consumer Inflation Index (IPCA), appreciation (depreciation) of the Real against the U.S. Dollar and the period-end exchange rate and average exchange rates for the periods shown:

	2011		2010		2009		2008		2007
Inflation (IPCA)	6.5%		5.9%		4.2%		5.9%		4.5%
Appreciation (depreciation) of the Real vs. U.S. Dollar (year on year)	(11.2)%		4.5%		34.2%		(24.2)%		20.7%
Year/period-end exchange rate—U.S.$ 1.00	R$	1.88	R$	1.66	R$	1.74	R$	2.34	R$	1.77
Average (daily-weighted) exchange rate(1) U.S.$ 1.00	R$	1.67	R$	1.76	R$	1.99	R$	1.83	R$	1.95

(1)	The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the Real against the U.S. Dollar because:

•                  a substantial portion of our revenues is denominated in U.S. Dollars;

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

When the Real depreciates against the U.S. Dollar, assuming international market prices of our products remain constant in U.S. Dollars, our net sales revenue from export sales increases and we generally attempt to increase the domestic prices for our products in Reais, which may result in reduced domestic sales volumes of our products.  Conversely, when the Real appreciates against the U.S. Dollar, assuming international market prices of our products remain constant in U.S. Dollars, our net sales revenue from export sales declines and we generally decrease the domestic prices for our products in Reais, which may result in increased domestic sales volumes of our products. In periods of high volatility in the Real/U.S. Dollar exchange rate, there is usually a lag between the time that the U.S. Dollar appreciates or depreciates and the time that we are able to pass on increased or reduced costs in Reais to our customers.  These pricing mismatches decrease when the Real/U.S. Dollar exchange rate is less volatile.

Our consolidated U.S. Dollar-denominated indebtedness represented 89.8% (including currency swaps) of our outstanding indebtedness as of December 31, 2011.  As a result, when the Real appreciates against the U.S. Dollar:

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

The U.S. dollar-denominated debt service obligations provide a natural hedge against our export sales, which enable us to generate receivables payable in foreign currencies but they do not fully match them.  Accordingly, we often enter into derivative transactions to mitigate exchange rate fluctuations in our U.S. Dollar-denominated net exposure.  A significant portion of our indebtedness is linked to and repaid principally with the proceeds of our exports.  This indebtedness is denominated in U.S. Dollars and is generally available at a lower cost than other types of available funding.  We generally pledge a portion of our receivables as collateral for the ongoing debt service obligations, usually to cover the next interest payment and principal installments. These agreements also contain certain financial and other covenants.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2011, our total outstanding indebtedness on a consolidated basis was R$11,324 million.  The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations.  Financial results consist of interest expense, exchange variations of U.S. Dollar- and other foreign currency-denominated assets and liabilities, derivative losses or gains, and other items as set forth in Note 30 to our 2011 consolidated financial statements.  In 2011, we recorded total net financial expense of R$1,869 million, which mainly consisted of R$873 million of interest on loans and financings and accretion of accounts payable — Aracruz Acquisition and R$936 million of foreign exchange loss on loans and financings and other assets and liabilities.  In 2010, we recorded total net financial expense of R$364 million, which mainly consisted of R$1,193 million of interest on loans and financings and accretion of accounts payable for the Aracruz Acquisition, R$302 million of foreign exchange gains on loans and financings and financial income of R$375 million and gains on derivative financial instruments of R$152 million.  The interest rates that we pay depend on a variety of market factors, including prevailing Brazilian and international interest rates and risk assessments of our Company, our industry and the Brazilian economy made by potential lenders to our Company, potential purchasers of our debt securities and the rating agencies that assess our Company and its debt securities.

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

Discussion of critical accounting policies

Critical accounting policies are those that are important to the portrayal of our consolidated financial position and results of operations and require management’s most difficult, subjective or complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain with respect to our results of operations and the carrying value of our assets and liabilities. Our results of operations and financial position may differ from those set forth in our consolidated financial statements if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, we set forth below a discussion of our critical accounting policies relating to:

•                  revenue recognition;

•                  review of the useful lives and recoverability of long lived assets;

•                  biological assets;

•                  business combinations and goodwill;

•                  contingent assets, liabilities and legal obligations;

•                  valuation of derivatives;

•                  income tax and social contribution; and

•                  impairment test of goodwill.

Revenue recognition

We recognize revenue when: (1) the amounts of revenue can be reliably measured; (2) it is probable that future economic benefits will flow to us; and (3) when specific criteria has been met for each of our sales. Revenue is the net sum of sales, after tax deductions, discounts and sales returns.

(i)            Pulp - domestic market - sales were mainly made on credit, payable in an average period of 30 to 40 days. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or on its own premises.

(ii)           Pulp - export market - export orders are normally supplied from own or third party warehouses located near strategic markets. Revenue is recognized when the risk of ownership of the pulp has been transferred to the client in accordance with the specific terms of the transaction. Export sale agreements generally establish transfer of risk based on Incoterms (2010) and the moment of transfer of risk as per the corresponding Incoterm is the moment on which revenue is recognized.

Prior to the Conpacel, KSR and Piracicaba sale we operated in the paper segment and recognized sales from this segment as follows:

(iii)          Paper - domestic market - sales were made at sight or on credit (usually payable in 30, 60 or 90 days). Revenue recognition is consistent to the criteria that the Company applies for the pulp sale in the domestic market.

(iv)          Paper - export market - export orders were normally supplied from own or third party warehouses located near strategic markets. Revenue is recognized when the products are delivered to the carrier and risk and benefits transferred to the customer.

Review of the useful lives and recoverability of long lived assets

We reviewed our long-lived assets to be held and used in our activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows.  The company reduces the net book value if the carrying amount exceeds the recoverable amount.  During the year ended December 31, 2011 we performed an impairment test of long lived assets, as described in Note 37(b) to our 2011 consolidated financial statements.

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

The fair value is determined based on the discounted cash flow method, taking into consideration the cubic volume of wood, segregated by plantation year, and the equivalent sales value of standing timber. The average sales price was estimated based on domestic market prices and on transactions researched, adjusted to reflect the forest price. The volumes used in the valuation are consistent with the annual average harvest for each region.  The main assumptions used by the Company to determine the fair value of its biological assets are described in Note 18 to our 2011 consolidated financial statements.

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

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling equity in the company acquired is valued at the fair value of the total net assets or at the relevant portion of the fair value of the company’s net identifiable assets. The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and, if lower, is recorded as an advantageous purchase gain in the statement of operations on the acquisition date.

For transactions in which we acquire a controlling equity interest in a company that already held an equity interest immediately prior to the acquisition date, this initial equity interest is revalued to fair value on the acquisition date, and if there is a gain, it is recognized in the statement of operations.

Contingent Assets, Liabilities and Legal Obligations

The accounting practices for the accounting and disclosure of contingent assets, contingent liabilities and legal obligations are as follows: (1) contingent assets are recognized only when there is evidence that realization is virtually certain, or favorable, final and unappealable court decisions have been obtained. Contingent assets with probable success are only disclosed in an explanatory note; (2) contingent liabilities are provisioned to the extent that we expect to disburse cash flows. Tax and civil proceedings are accrued when losses are assessed as probable, and the amounts involved can be reliably measured. Labor proceedings assessed as probable, and possible losses, are provisioned based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed; and (c) legal obligations are accounted for as payables. As discussed in Note 23 to our 2011 consolidated financial statements as of and for the years ended December 31, 2011 and 2010 included elsewhere in this annual report, we are party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against potential unfavorable outcome of claims in progress are established and updated based on management’s evaluation, as supported by external legal counsel.  In addition, we have tax and civil claims arising in the normal course of business that are assessed as possible losses, as supported by external legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims.

Valuation of Derivatives

For derivatives, we make assumptions based on market observable data as to future foreign exchange and interest rates to recognize the fair value of each instrument. Derivatives are initially recognized at fair value on the date the derivative contract is entered and are subsequently remeasured at fair value. Changes in fair value are recorded in the statement of operations. The fair value of financial instruments that are not traded in an active market is determined by using marketable valuation methodologies.

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

The methods used for the measurement of the fair value of the derivatives used by us for hedging operations consider methodologies commonly used in the market and that are in compliance with widely tested theoretical bases. A summary of the methodologies used for fair value determination purposes by instrument is presented in our consolidated financial statements as of and for the years ended December 31, 2011 and 2010 included elsewhere in this annual report.

Income tax and social contribution

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

Impairment of goodwill

Under IFRS, goodwill is not subject to amortization but is tested at least annually for impairment. Upon acquisition of a business, goodwill is allocated to the cash generating units (CGUs) or group of CGUs that are expected to benefit from the acquisition at a level not lower than an operating segment.  When impairment test of goodwill is performed the carrying amount of the assets and liabilities of the CGU or group of CGUs to which goodwill is allocated is compared to its recoverable amount.

We performed an impairment test as of December 31, 2011 and did not recognize any loss as of such date.  Goodwill allocated to such groups of CGUs amounted to R$4,230 million as of December 31, 2011 and the recoverable value of such CGUs was 4% higher than their book value.

In measuring the value in use, we used discounted cash flows.  A ten year period cash flow has been considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC rate less the estimate of Brazilian GDP growth. The ten year period was defined considering that Management believes that global pulp price can be affected by several factors which generally are identified in periods longer than the production cycle of forest of approximately seven years.

The main assumptions used in determining value in use at December 31, 2011, are as follows:

Assumptions

Minimum and maximum exchange rate in the period	R$1.76 to R$1.99
Average gross margin(1)	45.3%
Discount rate - WACC (gross and net from tax credits)	8.5% - 7.9%

(1) Gross margin was calculated excluding non cash items such as depreciation, depletion and amortization.

Management determined the gross margin based on past performance and on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. Management believes to be reasonably possible that future changes in the pulp price combined with changes in the exchange rate could change the recoverable amount of the CGUs.

For purposes of sensitivity analysis, an isolated reduction of 1% in the pulp price in Reais during the period of the discounted cash flow would make that the recoverable amount of the CGU at December 31, 2011 equal its carrying amount.

Main Components of our Operating Results

Sales taxes and other deductions on revenues

Our net revenues are discounted by taxes which are the PIS/COFINS contributions and the ICMS state value-added tax that accrue on our domestic operating revenues. The rate of the PIS and COFINS social contributions are 1.65% and 7.6%, respectively. The rate of the ICMS value-added tax varies from 7% to 18%, depending on the product sold and the Brazilian state in which the product is delivered. Export sales are not subject to Brazilian tax on revenues. Deductions consist of sales discounts we provide to our customers and rebates on exports.  Our net revenues are substantially denominated in U.S. Dollars.

Cost of sales

Cost of sales consists principally of cost of pulp sold, average inventory costs, depreciation, depletion and amortization, and freight.  Cost of sales is mainly denominated in Brazilian Reais.

Selling expenses

Selling expenses consists of sales and distribution expenses, principally terminal, pulp loading and other delivery and commissions.  Selling expenses are mainly denominated in Brazilian Reais.

Administrative expenses

The principal components of our administrative expenses are personnel, third-party services (including the cost of external advisers and auditors), and depreciation, among other things.  Administrative expenses are mainly denominated in Brazilian Reais.

Other net operating income (expenses)

Other net operating expenses are largely comprised of the fair value of biological assets, allowance for doubtful accounts, and the results of disposal of Piracicaba unit.

Financial results

Financial results includes principally: (i) the financial income from our investments generally denominated in U.S. Dollars; (ii) the net financial gains or losses from derivatives financial instruments; (iii) the financial expenses in relation to loans generally denominated in U.S. Dollars and (iv) currency re-measurement gains and losses comprises the impact of currency variations on assets and liabilities.

A.                                    Operating Results

Results of operations

The following table sets forth certain items derived from our statements of operations and comprehensive income (loss) for the years indicated:

(in thousands of Reais, unless otherwise indicated)	2011	2010	2009

Continuing operations

Net revenues	5,854,300	6,283,387	5,292,972
Cost of sales	(5,124,269)	(4,694,659)	(4,555,729)

Gross profit	730,031	1,588,728	737,243

Operating income (expenses)
Selling expenses	(294,928)	(281,428)	(296,974)
General and administrative	(310,425)	(312,316)	(296,123)
Equity in losses of affiliates, net	(414)	(7,328)	(1,133)
Other operating income (expenses), net	253,395	(7,499)	1,609,016

	(352,372)	(608,571)	1,014,786

Income before financial income and expenses	377,659	980,157	1,752,029

Financial income	217,000	374,426	454,335
Financial expenses	(873,005)	(1,192,532)	(1,318,851)
Result of derivative financial instruments	(276,877)	152,284	210,086
Foreign exchange gain (loss) and indexation	(935,789)	301,604	2,225,965

	(1,868,671)	(364,218)	1,571,535

Income (loss) from continuing operations before taxes on income	(1,491,012)	615,939	3,323,564

Taxes on income
Current	67,835	59,627	(30,660)
Deferred	314,408	(146,924)	(796,529)

Net income (loss) from continuing operations	(1,108,769)	528,642	2,496,375

Discontinued operations
Net income from discontinued operations	240,655	74,512	93,095

Net income (loss)	(868,114)	603,154	2,589,470

Attributable to
Shareholders of the Company - continuing operations	(1,113,277)	524,134	1,836,130
Shareholders of the Company - discontinued operations	240,655	74,512	93,095
Non-controlling interest	4,508	4,508	660,245

Net income (loss)	(868,114)	603,154	2,589,470

Basic and diluted earnings (loss) per share - continuing operations (in Reais)	(2.38)	1.12	7.17

Basic and diluted earnings per share - discontinued operations (in Reais)	0.51	0.15	0.39

In our financial statements for the year ended December 31, 2010, we presented two operating and reportable segments: pulp and paper. In 2011, as the result of the sale of our paper business — Conpacel, KSR and Piracicaba, we operate in and report only the pulp segment.  We also have a minor portion of our revenues from our port operations – Portocel.

The following table sets forth our volume sold and net operating revenue by type of product:

	2011	2010	2009
Pulp:
Volumes (in thousands of tons)
Domestic	508	424	382
Export	4,633	4,485	4,704
Total	5,141	4,909	5,086

Net operating revenue (in millions of R$)
Domestic	486	484	295
Export	4,981	5,368	4,400
Subtotal	5,467	5,852	4,695
Services, allocated on pulp segment	63	58	54
Total pulp	5,530	5,910	4,749

Average prices (in R$ per ton)	1,063	1,192	923

Paper:
Volumes (in thousands of tons)
Domestic	88	113	166
Export net	12	8	2
Total	100	121	168

Net operating revenue (in millions of R$)
Domestic	296	351	535
Export	28	22	9
Total	324	373	544

Average prices (in R$ per ton)	3,230	3,083	3,238

Combined:
Volumes (in thousands of tons)
Domestic	596	536	548
Export	4,645	4,493	4,706
Total	5,241	5,030	5,254

Net operating revenue (in millions of R$)
Domestic	782	835	830
Export	5,009	5,390	4,409
Services	63	58	54
Total	5,854	6,283	5,293

The discussion below is based on our consolidated financial statements prepared in accordance with IFRS.

Year ended December 31, 2011 compared to year ended December 31, 2010

Introduction

2011 was characterized by high volatility in Europe and reduced global commodity demand. The market pulp industry had two distinct phases. Throughout the first half of the year, the global market pulp demand was increased by 7.7% over 2010, mostly due to strong Chinese demand, which reached a record 6.3 million tons. The European list price of hardwood pulp (FOEX) showed an upward trend, starting 2011 at U.S.$849/t and reaching U.S.$874/t in June, above the average of U.S.$600/t (from 1998 and 2011). Beginning in July, the European crisis and its effects on the global economy negatively impacted world pulp demand, increasing the producers’ inventories to 38 days (above the 33-day average), resulting in successive price reductions — in December, the European FOEX reached U.S.$648/t. In this scenario, several producers announced reduced production schedules in fourth quarter, thus established a floor for price decreases.

Net Revenues

Our net revenues decreased by 6.8% to R$5,854 million in 2011 from R$6,283 million in 2010, was negatively impacted by the 10.8% decrease in the average net pulp price to R$ 1,063 per ton in 2011 from R$ 1,192 per ton in 2010 and also by the absence of revenues from the Piracicaba Unit in the last quarter of the year as the sale of this unit was concluded in September. The reduction of average price is described in section Effects of Fluctuations in Pulp Price.

In 2011, pulp sales volume increased by 4.7% to 5,141 million tons from 4,909 million tons in 2010, mainly due to higher demand from Europe and North America in the first half of the year and Asia’s strong performance, mostly in the second half of 2011.  The distribution of Fibria’s sales by end use is mainly focused on the market of high quality tissue paper and specialty papers, representing 76% of the total pulp volume sold. These two markets are the most resilient to economic crisis and have the highest growth projections according to Pulp and Paper Products Council (PPPC).

Exports of pulp constituted 91.1% of our pulp net revenue and 90.1% of our pulp sales volume in 2011, compared to 91.7% and 91.4%, respectively, in 2010.

In 2011, 42% of our total sales volume was delivered to Europe, 25% to North America and 23% to Asia, as compared to 39%, 28% and 22%, respectively, in 2010.  Discounts are frequently granted to our significant customers located in Europe and North America.  In 2011, discounts totaled R$761 million as compared to R$1,080 million in 2010.  This reduction is consistent with the decrease in revenues recognized in 2011.

Cost of Sales

Cost of sales increased by 9.1% to R$5,124 million in 2011 from R$4,695 million in 2010, substantially as a result of (1) the effects of higher depreciation and depletion due to the higher wood prices and volumes; (2) the increased production cash cost for the year.  The cash cost of pulp production is one of the main components of our cost of sales. The largest components of cash cost were, by order of magnitude, wood, chemicals, maintenance, fuel and personnel, which represented approximately 43%, 21%, 14%, 9%, and 7%, respectively.  There were no significant changes in the composition of cash cost as compared to 2010.

In 2011, our pulp cash cost per ton was R$471, an increase of 4.2% as compared to 2010, of R$452 per ton, primarily as result of (1) an overall increase in wood cost explained by an increase in the average distance from our forests to our mills and (2) an increase in prices of our raw materials.  The distance from our forests to our pulp mills changes from year to year depending on the forests we cut based on our forest management program.  It should be noted that the annual increase in cash cost was less than the 6.5% Brazilian inflation in the period, in line with the Company’s target.

As a result of the combined effects of the decrease in our net revenues and the increase in our cost of sales, our gross profit decreased by 54.1% to R$730 million in 2011 from R$1,589 million during 2010. Our gross margin decreased to 12.5% in 2011 from 25.3% in 2010.

Selling Expenses

Selling expenses increased by 5.0% to R$295 million in 2011 from R$281 million in 2010, primarily due to (i) the 4.2% increase in our total sales volumes and (ii) the constitution of a provision for doubtful accounts in the amount of R$15 million in the fourth quarter of 2011.  The increase in sales volumes contributed to the increase of the commercial expenses of R$ 19 million which includes handling expenses, storage, transportation expenses and sales commissions.  As a percentage of our net revenue, our selling expenses increased to 5.0% in 2011 from 4.5% in 2010.

General and Administrative Expenses

General and administrative expenses decreased by 0.6% to R$310 million in 2011 from R$312 million in 2010, held stable. This result is due to cost control initiatives implemented throughout the year that offset the collective pay raise and expenses with indemnifications in the second half. As a percentage of our net revenue, our general and administrative expenses increased to 5.3% in 2011 from 5.0% in 2010.

Equity in Losses of Affiliates

Equity in losses of affiliates was a loss of R$0.4 million in 2011, compared to a loss of R$7.3 million in 2010, as a result of a non-controlling investment.

Other Operating Income (Expenses), Net

We recorded other operating income, net of R$253 million in 2011 compared to other operating expense, net of R$7 million during 2010. This change is primarily the result of (1) a R$54 million increase in the fair value of biological assets which went from R$92 million in 2010 to R$146 million in 2011 and (2) a R$176 million gain recorded due to the disposal of Piracicaba unit sold in September 2011.

Financial Results

Financial results totaled an expense of R$1,869 million in 2011, compared to R$364 million in 2010, primarily due to a loss of R$936 million in 2011 recorded in foreign exchange and indexation as compared to a gain of R$302 million in 2010, as a result of the 12.6% appreciation of the U.S. Dollar against the Real in 2011, compared to a depreciation of 4.5% in 2010.

Financial income.  Financial income decreased to R$217 million in 2011 from R$374 million in 2010, primarily due to (1) a 28.5% decrease in financial investment earnings which went from R$252 million in 2010 to R$180 million in 2011, primarily as a result of lower average cash position during 2011 and (2) the positive effect of a reversal of R$ 73 million of monetary correction on a tax contingency related to the Social Contribution on Net Income (CSLL) in 2010 which was not recorded in 2011.

Financial expenses. Financial expenses decreased to R$873 million in 2011 from R$1,193 million during 2010, due to decrease of the average cost of our outstanding indebtedness as a result of liability management, the prepayment of a portion of our debt and the final liquidation of Aracruz acquisition debit.

Foreign exchange gain (loss) and indexation. Foreign exchange losses were R$936 million in 2011, compared to income R$302 million in 2010, and losses of derivatives financial instruments were R$277 million, compared to income of R$152 million in 2010, primarily due to the 12.6% appreciation and 4.5% depreciation of the U.S. dollar against the Real in 2011 and 2010, respectively. Our U.S. Dollar derivative position had a notional of US$ 1,084 million as of December 31, 2011 compared to a notional of US$ 737 million as of December 31, 2010.

Taxes on Income

Brazilian corporate statutory income tax and social contribution rate is 34%. The effective tax rate applicable to our income before tax and social contribution was 25.6% and 14.2% for the years ended December 31, 2011 and 2010, respectively. Our effective rates were lower than the nominal statutory rate mainly due to a benefit resulting from reduced tax rates (compared to the rates in Brazil) in our foreign subsidiaries.

The increase in the effective rate of 25.6% in 2011 as compared to 14.2% in 2010, is mainly explained by the provision for impairment of foreign deferred tax assets recorded in 2011 in the total amount of R$201 million. We recorded a loss on the previously recognized deferred tax asset because we believe the realization of the deferred tax asset is no longer probable given the decision of the Company to transfer Fibria Trading International KFT’s operations to another country which is still subject to certain conditions. See Note 15 (e) to our 2011 consolidated financial statements.

Net Income from Discontinued Operations

We recorded net income from discontinued operations of R$241 million in 2011, compared to R$75 million in 2010, which related to Conpacel and KSR, which we entered into agreements to sell in December 2010 and concluded the sale of these net assets on January 31, 2011 and February 28, 2011 respectively. We recorded a capital gain of disposal of these assets of R$ 357 million with tax expense of R$ 121 million in 2011.

Non-controlling Interest

Non-controlling interest is consistent in 2011 and 2010 of R$5 million.

Loss/Net Income

As a result of the foregoing, we presented a loss of R$868 million in 2011, as compared to net income of R$603 million in 2010. As a percentage of net revenue, loss was 14.8% in 2011, as compared to net income of 9.6% in 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

Introduction

The international economic recovery above projections in 2010 was mainly driven by the good performance of more mature economies and the consistent growth of some emerging markets, which favored the performance of the commodities market, including demand for pulp and paper.

The market pulp industry had two distinct phases. Throughout the first half of the year, supply was limited due to the earthquake that affected the Chilean industry and production problems, while demand remained steady over 2009. Consequently, world producers’ inventories fell to 25 days of supply. These factors were reflected in prices, and in June the European list price for eucalyptus pulp reached U.S.$920 per ton, the highest level since 1995. The second half was marked by the reduction of Chinese pulp imports. With the resume of pulp production to normal levels, global inventories rose to 34 days at the end of the year, the normal level for the industry.

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

Cost of Sales

Cost of sales increased by 3.0% to R$4,695 million in 2010 from R$4,556 million in 2009, primarily as a result of (1) the effects of higher depreciation and depletion due to the higher wood prices and volumes, (2) greater impact from maintenance downtimes in 2010, compared to 2009, (3) an overall increase in wood cost explained by an increase in the average distance from our forests to our mills and an increase in the purchase of third party wood and (4) an increase in the provision for loss on the value added tax on sales and services (Imposto sobre Circulação de Mercadorias e Prestação de Serviços), or ICMS. The cash cost of pulp production is one of the main components of our cost of sales. In 2010, our pulp cash cost per ton was R$452 per ton, an increase of 1.8% when compared to 2009.  The largest components were, by order of magnitude, wood, chemicals, maintenance, fuel and personnel, which represented approximately 42%, 22%, 12%, 10%, and 7%, respectively.

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

Other Operating Income (Expenses), Net

We recorded other operating expenses, net of R$7 million in 2010 compared to other operating income, net of R$1,609 million during 2009. This change is primarily the result of (1) R$552 million of fair value gains in biological assets recognized in 2009 pursuant to IAS 41 (see Notes 2.14 and 18 to our 2011 consolidated financial statements) and (2) a R$1,379 million of gain related to the remeasurement of equity interest held prior to the acquisition controlling interest in Aracruz pursuant to IFRS 3 in 2009. See Note 31 to our 2011 consolidated financial statements.

Financial Results

Financial results included financial expenses, net of R$364 million in 2010, compared to financial income, net of R$1,572 million in 2009, primarily due to an 86.5% decrease in exchange variation gains recorded in 2010 compared to 2009, as a result the 25.5% depreciation of the U.S. Dollar against the Real in 2009, compared with a depreciation of 4.5% in 2010.

Financial income.  Financial income decreased to R$527 million in 2010 (including the result of derivative financial instruments) from R$664 million in 2009, primarily as a result of the positive effect of a reversion of a tax contingency related to PIS and COFINS in 2009.

Financial expenses. Financial expenses decreased to R$1,192 million in 2010 from R$1,319 million during 2009, due to decrease of the average cost of our outstanding indebtedness as a result of liability management we began in the first half of 2009 and the prepayment of a portion of our debt.

Foreign exchange gain (loss) and indexation.  Net indexation and exchange gains were R$302 million in 2010, compared to R$2,226 million in 2009, primarily due to the 4.5% and 25.5% depreciation of the U.S. Dollar against the Real in 2010 and 2009, respectively.

Taxes on Income

The composite nominal Brazilian corporate statutory income tax and social contribution rate was 34% in 2009 and 2010. The effective tax rate applicable to our income before tax and social contribution was 14.2%, reflecting a current benefit of R$60 million and a deferred expense of R$147 million in 2010, while the effective tax rate in 2009 was 24.9%, resulting in a deferred expense of R$797 million. The principal reasons for the difference between the nominal statutory and effective rates during the years ended December 31, 2010 and 2009 were the result of the differences in tax rates in foreign jurisdictions and the reversal of social contribution credit on export profits in 2010 due to the Brazilian Federal Revenue Service did not serve an assessment note for 2003 and then they are no longer entitled to claim the amounts for the period (see Note 23.b.ii to our 2011 consolidated financial statements), which was in turn partially offset by the effect of the present value adjustment accounts payable from the Aracruz Acquisition and the reversal of social contribution credit on export profits. The disbursement of income tax was R$16 million and R$7 million in the years ended December 31, 2010 and 2009.

Net Income from Discontinued Operations

We recorded net income from discontinued operations of R$75 million in 2010, compared to R$93 million in 2009, which is related to Conpacel and KSR, which we entered into agreements to sell in December 2010. While Conpacel and KSR’s gross margin remained relatively stable between 2009 and 2010, its financial results decreased by 99.6% from a gain of R$22 million in 2009 to a gain of R$0.1 million in 2010. See Note 36 to our 2011 consolidated financial statements.

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

Our material cash requirements include the following:

•                  working capital;

•                  our debt service; and

•                  capital expenditures.

Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or a wholly owned subsidiary, borrow funds by offering the guarantee of export contracts (see Note 22 to our 2011 consolidated financial statements) or capital expenditures acquisition financing programs offered by the BNDES, a related party (see Note 16 to our 2011 consolidated financial statements).  The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position.  We also rely on bonds or notes issued in the international markets by either wholly owned subsidiaries or by Votorantim Group subsidiaries, all mainly domiciled in other countries.  See Note 22 to our 2011 consolidated financial statements. Our ability to access long-term funding sources has not been, to-date, significantly affected by the effects of the global financial crisis, although the maturities and costs could be increased for this reason.

As of December 31, 2011 and 2010, our cash and cash equivalents and our marketable securities were R$2,060 million and R$2,072 million, respectively. Of our cash and cash equivalents and marketable securities held as of December 31, 2011, 84.5% was denominated in Reais invested in both public and private assets.

The fair value of derivative financial instruments was negative R$214 million as of December 31, 2011.

At December 31, 2011, we had R$176 million in deposits and investments with our affiliate, Banco Votorantim S.A.  See “Item 7B. Major Shareholders and Related Party Transactions — Related Party Transactions” and Note 16 to our 2011 consolidated financial statements.

At December 31, 2011, our balance sheet presented a positive working capital balance (including our cash and cash equivalents, marketable securities, current loans and financings, derivative instruments and our payable related to Aracruz Acquisition) of R$3,338 million compared to R$2,706 million at year-end 2010.  We do not expect to have any difficulty in meeting our short-term obligations since our cash position as of December 31, 2011 was equivalent to 1.9 times our short-term debt. Additionally we believe that we will be able to access either capital or banking markets, if necessary.

It is our debt strategy over the next few years to use a substantial portion of our consolidated cash flow to pay principal and interest with respect to our indebtedness. We are also attempting to improve our debt profile in order to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt through longer-term borrowings and issuing longer-term debt securities. In addition, we are active on liability management initiatives to reduce the cost of our debt whenever there are market opportunities.

Sources of funds

Our cash flow from operations, investing activities and financing activities are affected by various factors. The key factors that affect our cash flow from operations are (i) the volume of product sold and the market price of pulp, (ii) the exchange rate between Brazilian Reais and U.S. Dollars and (iii) the cost of our raw materials. Investing activities are mainly affected by (i) our capital expenditure program, (ii) the Aracruz Acquisition whose last installment was paid in July 2011 and (iii) by our decision to divest some of our long-lived assets. Finally our cash flow from financing activities depends on the level of new debt we have incurred and on the repayment of existing debt.

Operating Activities

Net cash flow provided by operating activities was R$1,348 million in 2011 compared to R$1,696 million in 2010 explained by (i) a decrease of 10.8% in the average pulp price in Reais which more than offset the higher volume sold and (ii) an increase of 4.2% and 4.8% in the cash cost of goods sold and selling expenses, respectively.

Cash flow provided by operating activities was R$1,696 million in 2010 compared to R$790 million in 2009 explained by an increase of 29.1% in the average pulp price in Reais which more than offset the increase of 3.1% and 5.5% in the cost of goods sold and general and administrative expenses, respectively.

We adopt the indirect cash flow method to report our cash flow statement.  See our “Consolidated Statements of Cash Flow” in connection with “Item 5. Operational and Financial Review and Prospects”.

Uses of funds

Investing activities

Net cash flow used in investing activities was R$728 million in 2011 and R$1,818 million in 2010.

In 2011, investing activities for which we used cash primarily consisted of (1) investments of R$1,240 million in property, plant, equipment and forest and (2) final installment of R$1,482 million for Aracruz Acquisition.  These uses were partially offset by the proceeds from the sale of Conpacel, KSR and Piracicaba which totaled R$2,076 million.

In 2010, investing activities for which we used cash primarily consisted of (1) investments of R$1,066 million including Conpacel’s investments, in property, plant and equipment and (2) installments of R$2,533 million for Aracruz Acquisition.  These uses were partially offset by the proceeds from marketable securities of R$1,755 million.

In 2009, investing activities for which we used cash primarily consisted of (1) investments of R$1,671 million in property, plant and equipment, primarily related to the construction of the Três Lagoas pulp mill, (2) installments of R$1,364 million for the Aracruz Acquisition, (3) investments of R$2,465 million in trading securities and (4) derivative losses paid in the amount of R$212 million.  These uses were partially offset by the proceeds from the sale of the Guaíba Unit for R$2,273 million.

Financing Activities

Financing activities, which include short-term and long-term secured and unsecured borrowings and debt repayments, generated negative net cash flow of R$649 million in 2011 and R$61 million in 2010.

In 2011, we managed to raise R$2,707 million, principally financing from export prepayment facilities with financial institutions and international debt capital markets.  In 2011, we issued Fibria 2021 Notes in the total amount of U.S.$750 million.  These funds were the main supporters of our liability management plan.  During 2011, we repaid R$3,110 million of our outstanding indebtedness.  During the year we also paid dividends of R$ 264 million.

In 2010, we managed to raise R$6,292 million, principally financing from export pre payment facilities with financial institutions and international debt capital markets. In 2010, we issued Fibria 2020 Notes in the total amount of U.S.$ 750 million. These funds were the main supporters of our liability management plan. During 2010, we used cash and these new financing lines to repay R$6,342 million of our outstanding indebtedness.

In 2009, our principal sources of financing included (1) R$2,998 million in proceeds from our issuance of common shares and preferred shares, and (2) loans and financings of R$5,795 million, principally consisting of financing from financial institutions and the international debt capital markets to support our operations and liability management plan.  During 2009, we used cash and these new financing lines to repay R$5,561 million of our outstanding short-term and long-term indebtedness.

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

Cash Flow from Discontinued Operations

In December 2010, we announced the sale of Conpacel and KSR operations for R$ 1.5 billion. These transactions were concluded and proceeds received respectively on January 31 and March 1, 2011. Under IFRS, both operations were considered as discontinued operations for the years ended 2010 and 2009.

Debt

At December 31, 2011, our total debt was R$11,324 million, with R$1,092 million maturing in the short-term (9.6% of total debt).  At December 31, 2010, our total debt was R$12,022 million (including payable on Aracruz Acquisition), consisting of R$2,064 million in short-term debt (17.2% of total debt).

Most of our U.S. Dollar-denominated borrowings are either prepayments or export credits made in respect of our export sales or international capital market borrowings which have lower interest rates compared to domestic financings.  With respect to our Real-denominated borrowings, almost all are with the BNDES. At December 31, 2011 and 2010 our outstanding borrowings with the BNDES were R$1,774 million and R$1,754 million, respectively.

Export Prepayment Agreements

In July 2009, VCP Overseas Holding KFT entered into a U.S.$54 million export prepayment agreement with a financial institution.  The loan under this agreement bears interest at the CDI rate plus 1% per annum.  Fibria and Fibria-MS are the original guarantors under the floating-rate facility.  Principal payments are due quarterly from July 14, 2010 to July 16, 2012.  On December 22, 2009, Fibria Trading assumed all of the rights and obligations of VCP Overseas Holding KFT as borrower under the agreement and VCP Overseas Holding KFT remained as a guarantor.  In October, 2011, we prepaid the amount of U.S.$24 million (equivalent then to RS 41 million), with its own resources, in view of the relative high cost of this debt.

In August 2009, Fibria-MS entered into a U.S.$182 million export prepayment agreement with two financial institutions, as arrangers, and Finnvera, an Export Credit Agency (ECA), as lender.  We are a guarantor under this floating rate facility.  The loan bears interest at a rate of LIBOR plus 3.325% per annum, which may be reduced to LIBOR plus 2.825% if our net debt to EBITDA ratio is less than 4.0 to 1.0.  Principal payments are due semi-annually from February 15, 2010 to February 15, 2018.  As of December 31, 2011, the outstanding principal amount under this export prepayment facility agreement was R$262 million.

In March 2010, we entered into an export prepayment agreement, as amended, with a syndicate of banks in an aggregate principal amount of U.S.$535 million that bears interest at LIBOR plus 2.95% per annum. Principal payments are due from April 2012 through April 2017 in installments to match export shipments. The financings are secured by certain export receivables.  In April, 2011, we prepaid the amount of U.S.$100 million (equivalent then to R$161 million), getting a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly depreciation). There were no changes in interest rates charged.

In June 2010, we entered into an export prepayment agreement with a syndicate of banks in an aggregate principal amount of U.S.$600 million at LIBOR plus 2.8% p.a., such margin is subject to adjustment based on our net debt to EBITDA ratio. Principal amortization payments are due from September 2012 through 2017 in installments to match export shipments. The financings are guaranteed by export contracts.  In March, 2011, we prepaid the amount of U.S.$600 million (equivalent then to R$999 million).

In September 2010, Fibria Trading entered into an export prepayment agreement with a syndicate of banks in an aggregate principal amount of U.S.$800 million.  We are a guarantor under this facility, which has a final maturity on September 28, 2018 and bears interest at a rate of LIBOR plus 2.755% per annum (which may be reduced to LIBOR plus 2.50% if our net debt to EBITDA ratio is less than 3.5 to 1.0 for four consecutive fiscal quarters at any time during the term of the loan).  Principal amortizes on this loan on a quarterly basis beginning on March 28, 2013 (with a grace period of one year in 2014).  The debt service under this loan is secured by certain of our export receivables.  In March 2011, we prepaid the amount of U.S.$600 million (equivalent then to R$993 million).

In September 2010, we entered into a bilateral export prepayment agreement in an aggregate principal amount of U.S.$250 million.  The loan has a final maturity on September 29, 2020 and it bears interest at a rate of LIBOR plus 2.55% per annum payable on a semiannual basis.  Principal amortizes beginning on this loan in September 2015 and thereafter on each interest payment date.

In January 2011, the Company signed three advanced exchange contracts in the amount of U.S.$50 million each, with a total of U.S.$150 million (equivalent then to R$249 million), with maturity in June 2012 and fixed interest rate at 2.09% p.a.

In May 2011, the Company signed an export prepayment agreement with eleven banks in the amount of U.S.$300 million (equivalent then to R$489 million), bearing quarterly LIBOR plus 1.80% p.a., which can be reduced to 1.60%, depending on the level of leverage and risk rating of the Company over a term of eight years, with annual installments of U.S.$ 15 million in 2012; U.S.$30 million in 2015; U.S.$15 million in 2016; U.S.$90 million in 2018 and U.S.$150 million in 2019.

In June 2011, the Company signed Advanced exchange contracts in the amount of U.S.$125 million (equivalent then to R$198 million), with maturity in November 2012 and fixed interest rate, valuing U.S.$75 million at 2.05% p.a. and U.S.$50 million at 2.09% p.a.

The Company also has export prepayment agreements with Banco Bradesco in the total amount of U.S.$150 million, bearing interest on LIBOR plus 0.78%, maturing in 2014.

The Company also has export prepayment agreements with Nordea bank in the amount of U.S.$50 million, bearing interest on LIBOR plus 0.80%, maturing in 2013.

Domestic fixed-rate notes

In September 2010, we entered into an export financing facility (Nota de Crédito à Exportação — NCE) and a related interest swap agreement, for an aggregate principal amount of R$428 million.  The term of the facility and the related swap agreement, is eight years and it bears interest at a rate equivalent to a fixed rate of 5.45% p.a. payable on a quarterly basis.  Principal payments are due annually from September 28, 2016 to September 28, 2018.

In December 2009, Fibria entered into an R$73 million financing with Banco do Brasil referring to Fund for the Financing of the Brazilian Midwest Region (Fundo Constitucional de Financiamento do Centro-Oeste — FCO) at 8.5% p.a. fixed rates in Reais. This is a line offered by the government in order to incentivize, through financing, investments on the Central East region of Brazil. This amount will mature from July 2010 through December 2017.

In May 2009, the Company contracted an NCE with Banco do Brasil totaling R$50 million, which matured in May 2011 and bore charges of 11.25% p.a.

In December 2008, the Company contracted, through its subsidiary Portocel, an NCE with Banco HSBC in the amount of R$94 million (51%), with final maturity in December 2013 and charges of 100% of the CDI.

Voto-Votorantim III

In January 2004, VPar, our ultimate controlling shareholder, formed Voto-Votorantim III, a company based in the Cayman Islands, for the sole purpose of raising funds.  Voto-Votorantim III issued U.S.$300 million, 4.25% Bonds due 2014 in the international market.  We received 15% of the total amount originally issued, U.S.$45 million, and are the guarantors for this amount.

Voto-Votorantim IV

In June 2005, Voto-Votorantim IV, a wholly-owned subsidiary of VPar, issued U.S.$ 400 million of 8.50% Notes due 2020 that were placed with investors in North America, Europe, Asia and Latin America.  Fibria is a guarantor of 50% of the 8.50% Notes due 2020 and in turn received U.S.$ 200 million of the proceeds.  On September 6, 2005, we acquired a 50% equity interest in Voto-Votorantim IV and continue as the guarantor for 50% of these Notes.

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

Fibria 2021 Notes

On March 4, 2011, Fibria Overseas issued U.S.$750 million aggregate principal amount of its 6.75% Senior Notes due 2021. Fibria is a guarantor of 100% of the obligation under these notes.

BNDES Financing

BNDES has been an important source of debt financing for our capital expenditures As of December 31, 2011, the BNDES loans outstanding totaled R$1,774 million related principally to the capacity increase projects, all of which are denominated in Reais. Loans from BNDES are secured by liens on property, plant and equipment and bank guarantee.  The majority of our loans with BNDES bear interest indexed to a nominal long-term interest rate, TJLP.  The remaining BNDES loans are indexed to UMBNDES (a weighted average exchange variation on a basket of currencies, predominantly U.S. Dollars) plus a spread.  At December 31, 2011, the TJLP was fixed at 6.00% p.a.

As of December 31, 2011, BNDES represented approximately 15.7% of our financial indebtedness, and is expected to remain as a significant source of financing in the future. See below details on amount and maturities:

Index	R$ in millions	Maturity
TJLP	1,505	2019
UMBNDES	269	2019
	1,774

For further information on the financing agreements with BNDES, see Exhibit 4.6 incorporated by reference in this annual report.

Leasing

The Company signed capital leases agreement with the Bank Société Générale for the acquisition of machinery used to fell and harvest trees in the total amount of R$83 million. The first tranche of R$5 million was released in September 2008 and matures in 2013.  The outstanding amount as of December 31, 2011 was R$14.7 million.

Maturities

At December 31, 2011, the amount of our short-term debt was R$1,092 million.  At December 31, 2011, the annual maturities of our debt were as follows:

Year	Amount
(R$ in millions)
2012	1,092
2013	609
2014	937
2015	697
2016	643
2017	827
2018 to 2021	6,519
Total	11,324

Covenants

In December 2011, we renegotiated the financial covenants of some Export Prepayment Facilities, Leasing and Finnvera agreements in the outstanding amount of U.S.$ 1,332 million.  The following table summarizes the most restrictive financial covenants for each relevant fiscal quarter.  As of December 2011, our net debt to EBITDA ratio was 4.8.  See Note 4.2.2 to our 2011 consolidated financial statements.

	Dec/ 2011	Mar/ 2012	Jun/ 2012	Sep/ 2012	Dec/ 2012 thereafter

Debt Service Coverage Ratio (1)	1.0	1.0	1.0	1.0	1.0
Net Debt to EBITDA Ratio (2)	5.50	5.50	5.25	4.00	3.50

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

•                  consummate certain asset sales and exchanges;

•                  incur additional indebtedness;

•                  issue or sell share capital of relevant subsidiaries;

•                  making certain restricted payments, including payment of dividends; or

•                  enter into certain transactions with affiliates.

•                  expansion Capital Expenditures exceeding R$80 million up to June, 2012.

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

Our long-term borrowings contain various covenants regarding compliance with certain financial ratios and other restrictions.  At December 31, 2011, the Company was in compliance with all covenants. See Note 22 to our 2011 consolidated financial statements and “Item 5A. Operating and Financial Review and Prospects — Operating Results — Results of Operations.”

Liability Management Plan

Since 2009, we have been implementing a liability management plan aimed at (1) matching our loan maturities with cash generation, (2) improving our capital structure, (3) recovering our investment grade rating and (4) securing financing for our growth strategy under favorable market conditions.

As part of our liability management plan we have most recently entered into the following transactions:

•                       In March 2011, Fibria Overseas issued U.S.$750 million aggregate principal amount of its 6.75% Senior Notes due 2021.  Fibria is a guarantor of 100% of the obligation under these notes.

•        In May 2011, we signed an export prepayment agreement with eleven banks in the amount of U.S. $300 million, bearing quarterly Libor plus 1.80% p.a., which can be reduced to 1.60% depending on our leverage and risk rating, over a term of eight years, with annual installments of U.S.$ 15 million in 2012; U.S.$30 million in 2015; U.S.$15 million in 2016; U.S. $90 million in 2018 and U.S.$150 million in 2019. These proceeds were partially used to settle export pre-payment agreements in the amount of R$186 million and reinforce cash position.

•        Simultaneously, we contracted a revolver credit facility in the total amount of US$500 million with the same banks, with a 4-year term. If disbursed it will cost Libor + 1.5% p.a. When not used, the cost is 35% of the spread over Libor. This revolver credit facility can only be withdrawn when and if our net debt to EBITDA ratio is below 4.00x.

•                       In September 2011, we sold our last paper business, the Piracicaba Unit, to Oji Paper, for the price of US$ 313 million. This sale concluded our repositioning strategy to focus on the pulp business and contribute to our capital structure improvement.

Liability and Liquidity Management Policy

In May 2011, we approved our Liability and Liquidity Management Policy, with which we formalized our target of maintaining a ratio of net debt to EBITDA of 2.0x to 2.5x and not to exceed 3.5x even during growth cycles. Therefore, we aim to attain the investment grade allowing access to credit lines with more attractive costs. In addition, this policy also formalized the goal of maintaining the necessary liquidity for the cash conversion cycle and to meet short term financial obligations. In also provides that we will maintain a minimum cash balance comprised of the sum of: (i) a minimum operating cash balance, which reflects the cash conversion cycle and (ii) a minimum balance for coverage of debt service, which includes interest and short-term principal.

Capital expenditures

Our capital expenditures (Capex) totaled R$1,240 million in 2011 and R$991 million in 2010.  In 2011, we continued investing in a new forest area in the Mato Grosso do Sul State.  As a result, expansion Capex in 2011 was R$154 million, higher when compared to 2010’s expansion Capex of R$54 million.  These expenditures for land acquisition and forestry plantation assure our supply of raw materials for our current or an eventual expansion of our pulp production capacity.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2011	2010	2009
	(in millions of Reais)
Industrial Expansion	26	25	1,009
Forest Expansion	128	29	57
Subtotal Expansion	154	54	1,066
Safety/ Environment	62	84	25
Forestry Renewal	624	502	310
Maintenance, IT, R&D, Modernization	310	291	134
Subtotal Maintenance	996	877	469
50% Veracel	90	60	78
Total(1)	1,240	991	1,613

(1)         For the years ended December 31, 2010 and 2009, Conpacel invested R$75 million and R$58 million, respectively, which is not included the total amounts presented in the table above.

For 2012, the Management of the Company approved capital expenditures of approximately R$1.0 billion, mostly committed to the maintenance of operations which we expect to finance through free cash flow generation and financing programs offered by BNDES.

C.                                    Research and development, patents and licenses, etc.

As a producer of pulp, we seek to gain a better understanding of the entire production process and obtain competitive advantages by continuous investments in research and technological development. By attempting to identify the characteristics of both wood and pulp that are essential for the production of high quality pulp and paper, we improve our processes and develop innovative, higher quality products. The research and development activities conducted within our research center are directed towards increasing the productivity of our forests, improving the quality of the eucalyptus wood used as our raw material, increasing the efficiency of our productive process and industrial yields, and developing new, innovative higher quality products, in a sustainable way. These efforts are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes. Our total disbursements, both directly and indirectly, in research and development were R$39 million and R$32 million in 2011 and 2010, respectively. Our expenditures in research and development have been commensurate with our growth and our continued efforts to maintain our competitive advantage.  This strategy has enabled us to develop high quality sustainable forests at lower costs and with minimal environmental impact, and to continue to supply the market with improved products and reinforcing our long-term relationships with key customers.

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

In the last 40 years, improvements in technology in the forestry area, specifically in the use of advanced genetic techniques, have led to notable increases in the forest yields. We also maintain a significant level of investment in a biotechnology program, involving national and international partnerships. The main goals of the biotechnology program are to improve forest and industrial productivity and reduce total costs by producing: (1) better wood quality for industry applications (wood density, fiber morphology and chemistry); (2) higher operational yields (forest and industry); and (3) greater raw material homogeneity.  In 2011, we focused on a new technique, known as Genome Wide Selection, which is based on the early selection of superior eucalyptus clones by marks on the DNA (or molecular markers). By implementing this technique, which is totally new in the forestry sector, we expect to increase wood productivity and quality previously foreseen by classical breeding.

In certain of our units, we have conducted a soil monitoring process over the last 20 years, which has revealed, particularly over the last decade, that fertility may be enhanced through programs of nutritional management.  During 2011, we have expanded studies which helped us to determine the critical level of soil organic matter, involving forest residues. We have also developed: (i) new models to measure the compression and loss of soil; (ii) new tools for soil fertilization, which will lead the building of a unique strategy for Fibria and (iii) new studies on controlled-release fertilizers. Due to reduction in nutrition formulations (NPK) for the plantations, the extent of automated management and the control of fertilization, gains in logistics, safety on the use of fertilizers and cost have already been noticed.

Furthermore, we have performed specific studies since 1993 into the quantity and quality of superficial and underground water by monitoring water tables in representative locations in our plantations and by our production units, which continue to indicate that there have been no material changes to the composition of the water in these water tables, thus confirming that our plantation and production processes are not contaminating the surrounding water tables.  In 2011, specific studies on the water cycle (Fibria’s Watershed Project) as well as the environmental interactions in our landscape model of production have been reinforced by the construction of a second watershed trial. Such experiment will allow comparison on the use of land concerning pasture and eucalyptus plantations.

In our continuous search for better environmental performance, we have developed the Fibria Bioindex software, which combines relevant indicators for statistical analysis of diversity indices in our plantations and areas of natural vegetation based on landscape ecology analysis.  We use our Fibria Bioindex to support planning and detection of opportunities to improve management, allowing the development and implantation of new techniques.  Birds have been used as indicators of the functionality of corridors formed by eucalyptus and native areas to connect Rain Forest fragments.

Our research and development teams also continuously assess new trends and advances in the industries in which we operate, which can lead to the development of new products and the entry into new markets.  In particular, recently we have recently been closely following developments of production techniques powered by biofuels and alternative biomass-based products.  Biorefinery comes as an important subject in our portfolio of projects. There has been a great advance on the study of the potential of our technologies with different biomass generating biofuels and bioproducts. These along with strategic alliances, allow the company to be prepared to the opportunities to come. The ongoing projects and alliances envision the different and more promising alternatives, not only making use of forest biomass in nature, but also from the circling biomass of the kraft process.

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

For additional information regarding trends in our business, see “Item 4B.  Business Overview — Our Strategies”, “Item 4B. Business Overview — Effects of Fluctuations in Pulp Price” and “Item 5. Operating Results.”  For risks affecting our business, see “Item 3. Key Information — Risk Factors.”

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

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2011. This table does not reflect swap transactions discussed under “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of Reais)

Total debt commitments (1)	1,637	2,723	3,920	7,917	16,197
Operating leases (2)	478	372	288	675	1,813
Purchase obligations (3)	537	845	422	1,149	2,953
Pension contribution (4)	7	14	14	21	56
Total contractual obligations and commitments (5)	2,659	3,954	4,644	9,762	21,019

(1)	The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

(2)	Includes land leases and sea transportation.

(3)

Includes take-or-pay contracts. We have long-term “take-or-pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for an average period of 10 years for which the contractual obligations are R$301 million per year.

(4)	Represents a contribution of R$7 million per year.

(5)	Excludes amounts of probable cash outflows which are expected to arise upon settlement of contingencies due to uncertainties with respect to timing of payments.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain probable and estimable losses arising from tax, civil and labor claims of R$270 million as of December 31, 2011.  See “Item 8. Financial Information. — Contingencies”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

We are managed by a Board of Directors and a Board of Executive Officers. The address of the management of our Company is Alameda Santos 1357, 6th floor, São Paulo, State of São Paulo, Brazil.

Board of Directors

Our Board of Directors is required to meet four times a year and on an extraordinary basis whenever corporate interests so require.  The members of the Board of Directors are appointed at General Shareholders’ Meetings and serve for two-year terms.  Our Board’s responsibilities include determining our general business strategies, electing the Executive Officers and supervising the management.  As of January 31, 2012, the Board of Directors was made up of the following members:

Name	Member Since	Age	Position
José Luciano Duarte Penido	April 30, 2009	63	Chairman
Paulo Henrique de Oliveira Santos	November 5, 2009	53	Alternate
João Carvalho de Miranda	April 30, 2009	49	Vice-chairman
Mario Antônio Bertoncini	October 3, 2011	43	Alternate
Raul Calfat	August 24, 2009	59	Member
Gilberto Lara Nogueira	November 5, 2009	63	Alternate
Alexandre Silva D’Ambrosio	August 24, 2009	49	Member
Eduardo Borges de Andrade Filho	December 15, 2011	45	Alternate
Carlos Augusto Lira Aguiar	January 02, 2012	66	Member
Samuel de Paula Matos	December 22, 2009	63	Alternate
Julio Cesar Maciel Ramundo	December 15, 2011	42	Member
Laura Bedeschi Rego de Mattos	December 15, 2009	36	Alternate
Eduardo Rath Fingerl	November 5, 2009	58	Member
Sérgio José Suarez Pompeo	April 28, 2011	28	Alternate
José Armando de Figueiredo Campos	December 22, 2009	63	Member
Antonio Luiz Pizarro Manso	December 22, 2009	67	Alternate
Alexandre Gonçalves Silva	December 22, 2009	66	Member
Mauricio Aquino Halewicz	December 22, 2009	38	Alternate

We present below a brief biographical description of each member of our Board of Directors:

José Luciano Duarte Penido.  Mr. Penido has served on our Board of Directors since April 30, 2009 and has been serving as Chairman of our Board of Directors since August 30, 2009.  He is also Chairman of the Board of Bracelpa, Co-chairman of the SFPI (Sustainable Forest Products Industry), a member of the Working Group of the WBCSD (World Business Council for Sustainable Development), member of the Board of AMCHAM Brazil (American Chamber of Commerce), member of the Board of the Ethos Institute for Business and Social Responsibility (Instituto Ethos de Empresas e Responsabilidade Social), an independent member of the Board of Directors of Orteng Equipamentos e Sistemas Ltda anda Copersucar and member of the Council of Economic and Social Development of the State of Bahia.  Prior to his appointment as Chairman of our Board of Directors, he had served as our chief executive officer for five years.  Prior to January 2004, Mr. Penido served as CEO of Samarco Mineração S.A. for eleven years.  Mr. Penido has a bachelor’s degree in Mining Engineering from the Universidade Federal de Minas Gerais and has had a long career in large mining projects.

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

Raul Calfat.  Mr. Calfat has served on our Board of Directors since August 24, 2009.  Mr. Calfat has served as VID’s General Director for all industrial businesses (including cement, pulp, zinc, nickel, long steel, orange juice, chemicals and energy) from January 2006 to December 2011 and as VID’s Chief Executive Officer since January 2012.  In addition, Mr. Calfat was a member of the Board of Directors of Aracruz since July 16, 2004 and was elected Chairman of the Board of Directors of Aracruz on March 6,

2009.  He served as VPar’s General Director for the corporate area from 2004 to 2006.  Mr. Calfat served as vice president of Bracelpa from 1996 to 2004 and as president of the Pulp and Paper Association of São Paulo from 1993 to 1995.  Mr. Calfat previously served as president of our Company and of Papel Simão, where he began his career as a trainee in 1973.  He graduated from Fundação Getulio Vargas with a bachelor’s degree in Business Administration.  He also completed the management development program for senior executives at the International Institute for Management Development (IMD) in Lausanne, Switzerland.

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

Carlos Augusto Lira Aguiar.  Mr. Aguiar is a member of the Board since January 2, 2011. Prior to that Mr. Aguiar served as our Chief Executive Officer from August 28, 2009 to June 30, 2011. Mr. Aguiar served as president of Aracruz from April 1998 until the Aracruz merger.  Prior to becoming president of Aracruz, Mr. Aguiar served as vice president from April 1993 to April 1998 and as an executive officer from 1985 to 1993. After joining Aracruz in 1981, Mr. Aguiar held various managerial positions in Aracruz’s operations department.  Mr. Aguiar is also a member of numerous industry associations in Brazil and abroad.  He is a foreign member of the Royal Swedish Academy of Engineering Sciences; vice president of Bracelpa; member of the Associação Brasileira de Cultura de Tecidos de Plantas (ABTCP); member of the Industry Federation of the State of Espírito Santo (FINDES); member of the Industry Federation of the State of Bahia (FIEB); member of the Associação de Comércio Exterior do Brasil (AEB), and member of Tappi since 1987 and member of its board since 2007.  Mr. Aguiar holds a bachelor’s degree in Chemical Engineering and Industrial Management from the Universidade Federal do Ceará, Brazil.

Mr. Julio Cesar Maciel Ramundo.  Mr. Ramundo is a member of the Board of Directors of Fibria since December 15, 2011. He has served as Executive Officer of BNDES since May, 2011 and currently accounts for several areas ( Industrial, Capital Markets, Venture Capital BNDES and among others). Prior to that, he held various managerial positions in BNDES. Mr. Ramundo has experience in the Councils of Government - industrial policy oriented, was Chairman of the Board of Directors of FAPES (BNDES) and member of the Board of Directors of Telemar Norte Leste S.A. (Oi). Mr Ramundo graduated in the Federal University of Rio de Janeiro and holds the title of Master of Business Administration with Distinction from London Business School, University of London.

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

ALTERNATES

Laura Bedeschi Rego de Mattos.  Ms. Mattos is an alternate member of the Board of Directors of Fibria since December 15, 2011. In BNDESPAR, she has served as Head of Equity Portfolio Management Department since December 2010 and served as Head of Investment Department in the area of Capital Markets (from June 2009 to December 2010), Investment Manager of Capital Markets (from April 2005 to June 2009). In addition, she worked at FINEP (Financing agency for Studies and Projects of the Ministry of Science and Technology) and COPPETEC Foundation.  Ms Mattos graduated in Chemical Engineering from the School of Chemistry from UFRJ and Executive MBA in Finance from IBMEC-RJ.  She also holds a Master degree in Energy Planning in the Planning Program Energy from COPPE UFRJ.

Antonio Luiz Pizarro Manso. Mr. Manso is an alternate member of the Board of Directors of Fibria since December 22, 2009, and also a member of the Audit Committee of the Company. He had also been Vice President Finance and Investor Relations (CFO) of Embraer - Empresa Brasileira de Aeronautica SA from 1995 to 2008, from 1986 to 1995 was Chief Financial Officer of Odebrecht Group companies in the area of transport and Tenenge National Technical Engineering SA., from 1985 to 1986 was Managing Director Financial companies in the transport of the Bozano Group, from 1981 to 1985 was Managing Director of the Empresa Brasileira de Engenharia S.A.. From 1981 to 2008 he was responsible as CFO of various companies for: Investor Relations, Finance, Sales, Finance, Accounting, Planning, Risk & Asset Management. He participated in several boards of directors, such as the wholly owned subsidiaries and subsidiaries of Embraer in Brazil and abroad, including the relationship with the Chinese and Portuguese governments. Currently he is a Partner responsible for Pizarro Manso Suporte a Negócios Ltda. He is a Board Member of companies in Brazil such Itapoá Terminais Portuários S.A. and Banco Caixa Geral do Brazil SA. He degree in Mechanical Engineering from PUC in Rio de Janeiro and graduated with an Executive MBA in Finance from IBMEC — Instituto Brasileiro de Mercado de Capitais.

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

Eduardo Borges de Andrade Filho. Mr. Andrade Filho is Chief Planning Officer of VPar. He previously served as Vice President of Corporate Development of Usiminas. He joined Usiminas in 2010 and was responsible for the iron ore mining (MUSA) and capital goods (UMSA) businesses as well as corporate strategic planning, business development and M&A. Prior to joining Usiminas, he served as a consultant (from 1997 until 2003) and as a partner at McKinsey & Company Inc. (from 2004 until 2010). He led client services to selected companies in Latin America, mainly on strategy and corporate finance. While at McKinsey & Company Inc., his leadership positions included São Paulo Office Location Manager and Chair of the Latin America Knowledge Committee. Mr. Andrade Filho also worked as Director of Finance and Marketing in Etecco Ltda., where he managed business development and financial planning and control of the holding company. Mr. Andrade Filho began his career at Construtora Andrade Gutierrez S.A., where he entered as a trainee in the Executive Development Program and later worked as an assistant engineer in the Technical Department. He holds a bachelor’s degree in civil engineering from FUMEC and graduated with honors from The University of Chicago, from which he received a master’s degree in business administration with concentrations in Finance and Marketing.

Maurício Aquino Halewicz.  Mr.  Halewicz is an alternate member of the Board of Directors of Fibria since December 2009 and is also a member of the Audit Committee of the Company.  He had also been a member of the Board of Directors of Aracruz Celulose S.A. period of June to November 2009. He is the Investor Relations Director of Rede Energia S.A. since December 2010. He was the Controllership Director of Rede Energia S.A. since January 2009. He has been working in the finance area in the utility sector since April 1999. Prior to working in the utilities sector, Mr. Aquino worked at Ambev and as an auditor at KPMG. He graduated in Accounting from Universidade Federal do Rio Grande do Sul and holds a post graduate degree in Engineering Economics from Universidade Presbiteriana Mackenzie.  He also holds an MBA in Corporate Finance from FGV.

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

Mario Antônio Bertoncini.  Mr. Bertoncini is an alternate member of the Board of Directors of Fibria since October 3, 2011 and has served as Regional Director of the Division Large Corporate since 2009 at Banco Itau BBA SA. Prior to that Mr. Bertoncini held various positions as Director of Mergers and Acquisitions at Banco Itaú BBA SA (2001/2005), Regional Director of the Large Corporate Division, both in São Paulo and Rio de Janeiro at Unibanco (2005/2009). Mr. Bertoncini graduated in Business Administration at the School of Business Administration of Sao Paulo, Fundação Getúlio Vargas - FGV (1990), MBA in Finance from The Wharton School, University of Pennsylvania in 2001.

Samuel de Paula Matos.  Mr. Matos is an alternate member of the Board of Directors of Fibria since December 22, 2009, and Chairman of the Audit Committee of the Company. He is currently also a member of the audit committee of TIM Participações S.A. He had also been Chairman of the Audit Committee of Votorantim Celulose e Papel S.A. from May 2007 to November 2009. He acted as independent auditor and business consultant since the beginning of his professional career in 1967 and was the CEO of Coopers & Lybrand in Brasil and after its merger with Arthur Andersen was appointed the COO of the new resulting entity and Member of its Executive Committee. From June 2002 to May 2004 he was an audit partner for Deloitte, Touche & Tohmatsu serving as a Member of its Policy Committee. He graduated in Economics from Faculdade de Economia e Administração da USP and he also holds a bachelor degree in Accounting.

Board of Executive Officers

The following executive officers were appointed by our Board of Directors. They are members of our board of executive officers and are our legal representatives. The board of executive officers meets periodically to review production, and commercial and financial operations.  Our executive officers are as follows:

Name	Age	Position
Marcelo Strufaldi Castelli	47	Chief Executive Officer
Francisco Fernandes Campos Valério	64	Industrial Operations, Engineering and Procurement
Guilherme Perboyre Cavalcanti	43	Chief Financial Officer & Investor Relations Officer
Luiz Fernando Torres Pinto	58	Human and Organizational Development
João Felipe Carsalade	57	Commercial & International Logistics
Aires Galhardo	34	Forestry Operations

(1)   The Board of Directors announced on March 2, 2011 the succession of the Chief Executive Officer, Carlos Augusto Lira Aguiar, who had been CEO since the foundation of the Company, as of September 1st, 2009. According to the process of succession, Marcelo Strufaldi Castelli has been appointed for the Chief Executive Officer position, effective on July 1st, 2011. Subsequent to this transition, Carlos Aguiar joined the Board of Directors of Fibria, in January 2012.

(2)   Guilherme Perboyre Cavalcanti was appointed Chief Financial Officer & Investor Relations Officer effective as of February 1st, 2012. Prior to that, João Adalberto Elek Junior has been Chief Financial Officer & Investor Relations Officer from August 2nd, 2010 to January 30th, 2012.

We present below a brief biographical description of each executive officer that is not also member of our board of directors:

Marcelo Strufaldi Castelli.  Mr. Castelli has been appointed as Chief Exectuvie Officer effective on July 1st, 2011. Prior to that, he served as our executive officer of Paper, Planning, Procurement and Forestry Operations and Technology since August 28, 2009.  Mr. Castelli also served as the supply chain and strategy director of our Company, where he has served as member of the executive board since December 2006.  In addition, since joining our Company in 1997, Mr. Castelli held various positions, including recovery, utilities and environment manager, general manager of the Jacareí mill and associate director of operations.  Prior to that, Mr. Castelli worked at Suzano, Bahia Sul and Aracruz. Mr. Castelli holds a bachelor’s degree in Mechanical Engineering from Universidade de Mogi das Cruzes and a degree in Business Administration from Faculdades Associadas de São Paulo (FASP).

Mr. Castelli also attended courses at IMD in Switzerland and holds a Master of Business Administration degree from Fundação Dom Cabral (FDC).

Francisco Fernandes Campos Valério.  Mr. Valério has served as our executive officer of Industrial Operations, Engineering and Procurement since August 28, 2009.  Mr. Valério joined our Company in January 1998.  He previously held senior positions at other pulp and paper companies, including, Bahia Sul, Aracruz, Suzano, Braskraft Florestal e Industrial and Olinkraft Celulose e Papel.  Mr. Valério holds a bachelor’s degree in Mechanical Engineering from the Universidade Federal de Santa Catarina, Brazil.

Guilherme Perboyre Cavalcanti. Mr. Cavalcanti was appointed as Fibria’s Chief Financial Officer and Investor Relations Officer on February 1st, 2012. Mr. Cavalcanti joined Vale S.A. in 2005, as global director for corporate finance until July 2010, when he was appointed as Vale’s Chief Financial Officer and Investor Relations Officer. Previously, he worked for companies such as Globo Organizations, Banco UBS/Pactual and Banco Banif/Primus. He holds a Master’s degree in Economics from the Pontificia Universidade Católica do Rio de Janeiro.

Luiz Fernando Torres Pinto. Mr. Pinto has joined Fibria as the Director of Human & Organizational Development on October 24, 2011. Prior to Fibria, Mr. Pinto has held several management positions in human resources, industrial production and business units at the following Companies: SunCoke Energy, Cenibra, Aracruz Celulose and Paranasa.  Mr. Pinto has a major in Chemical Engineering from Universidade Federal de Minas Gerais, a Master in Business Administration in Corporate Management from Fundação Dom Cabral and a HR specialization from Stanford Business School.

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

Aires Galhardo.  Mr. Galhardo has served as Fibria’s executive officer of Forestry Operations since June 2011. Mr. Galhardo joined our company in July 2007, holding several management positions in Forestry Operations. Prior to that, Mr. Galhardo worked at Ambev (Cia de Bebidas das Américas), managing during 5 years logistic operations. Mr. Galhardo holds a bachelor’s degree in Business Administration from Fundação Getúlio Vargas and a Master degree in Business Administration also from Fundação Getúlio Vargas.

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

Set forth below are the names, ages and positions of the members of our fiscal council and their respective alternates, each of whom has been appointed to serve until April 2011:

Name	Age	Year First Elected	Position
José Ecio Pereira da Costa Junior	60	2009	Member
Marcos de Bem Guazzelli	41	2009	Alternate
Eliane Aleixo Lustosa de Andrade	48	2011	Member
Geraldo Gianini	61	2006	Alternate
Maria Paula Soares Aranha	54	2011	Member
Lúcio Tameirão Machado	44	2011	Alternate

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

The members of the Audit Committee are as follows:

Name	Member Since	Age
Samuel de Paula Matos	December 22, 2009	64
Antonio Luiz Pizarro Manso	December 22, 2009	67
Mauricio Aquino Halewicz	December 22, 2009	39

As of December 31, 2011, the members of our Audit Committee, on an individual basis and as a group, directly own less than 1% of our common shares.

Our audit committee is governed by Internal Regulations which were approved by the Board of Directors in February 2010 which sets forth rules with respect to duties and responsibilities of the committee, its structure and functioning, as well as rights and obligations of its members.

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

B.                                    Compensation

In 2011, the aggregate annual remuneration paid to our executive officers was R$29.8 million.  Details are set forth in the table below:

2011
(in millions of Reais)
Short-term benefits to officers	21.624
Benefits due to contract rescission	8.224
29.848

The Brazilian Corporation Law requires that members of our fiscal council receive remuneration equal to at least 10% of the average amount paid to our executive officers.

C.                                    Board Practices

Our Board of Directors generally meets whenever necessary, according to the Company’s interest or when called by the Chairman or by the majority of the members of the Board of Directors.  Our Board of Directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management.  The board of executive officers meets periodically to review production, commercial and financial operations. Each of our Board of Directors and our Board of Executive Officers is governed by their respective Internal Regulations both approved by the Board of Directors in February 2010 which set forth rules with respect to duties and responsibilities of each Board, its structure and functioning, as well as rights and obligations of its members.

According to the Brazilian corporate law and to our by-laws, the members of the Board of Directors are elected by the holders of our common shares at the general shareholders meeting.  Fibria’s members of the Board of Directors serve two year terms.  The terms of the members at December 31, 2011 expire in April 2012.

D.            Employees

As of December 31, 2011, we employed 4,301 people.  We outsource many of our operations and substantially all of the transportation of wood, pulp and other raw materials.  This accounted for 14,660 people as of December 31, 2011.

Several unions represent our employees and they are considered well organized institutions.  Annual Collective agreements related to non-executive employees were renewed in 2011 for another year, resulting in a base salary increase of up to 8.5%, including administrative, industry and forest personnel.  We believe we have very good relations with our employees.

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

Defined Contribution Pension Plan

In March 2000, we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group (Funsejem) which is available to all employees.  For employees below a certain income level we match their contribution limited to 1.5% of the employee’s compensation.  For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation.  Additional contributions can be made at the employee’s option.  Contributions vest in a range of percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service.  Employees’ contributions amounted to R$9 million in 2011 and R$7 million in 2010.

Former Aracruz employees participated in ARUS — Fundação Aracruz de Seguridade Social, a private, not for profit, pension plan operating as a multi-sponsored fund.  As a result of Aracruz Acquisition in 2009, all employees had the option to transfer their contributions made to ARUS to Funsejem as ARUS has been terminated.

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

IAS 19 - “Benefits to Employees” requires that an entity calculate the present value of defined benefit obligations and the market value of the assets of the plans at the end of each reporting period and encourages the entity to contract qualified actuaries to measure such obligations. For interim reporting purposes, measurements are obtained by extrapolating the latest actuarial valuation by an independent expert. The amount recorded as expenses for the year ended December 31, 2011, 2010 and 2009 was R$1 million, R$1 million and R$25 million, respectively.

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2011	2010

Discount rate - %	5.5	6.75
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	4.25	4.25
Biometric table of general mortality	AT-83	AT-83
Biometric table of general mortality for invalids	IABP 57	IAPB 57

Based on the independent actuary’s report, the position of the actuarial calculations is as follows:

	2011	2010
	(in thousand of Reais)
Reconciliation of liabilities
Present value of actuarial obligations	51,504	69,469
Cost of current service
Interest on actuarial obligations	5,960	7,747
Benefits paid	(3,261)	(4,256)
(Gains) losses	1,512	(2,797)

Balance of actuarial obligations	55,715	70,163

E.             Share Ownership

As of December 31, 2011, the members of our Board of Directors and our officers, on an individual basis and as a group, directly owned less than 1% of our common shares.  For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or executive officer and their representative percentage relative to the total outstanding shares as of January 31, 2012:

Board of Directors	Number of Common Shares

José Luciano Duarte Penido	2,001
Paulo Henrique de Oliveira Santos	675
João Carvalho de Miranda	15
Mario Antônio Bertoncini	0
Raul Calfat	70
Gilberto Lara Nogueira	1
Alexandre Silva D’Ambrosio	2
Eduardo Borges de Andrade Filho	0
Carlos Augusto Lira Aguiar	2,431
Samuel de Paula Matos	1
Julio Cesar Maciel Ramundo	0
Laura Bedeschi Rego de Mattos	0
Eduardo Rath Fingerl	616
Sérgio José Suarez Pompeo	1
José Armando de Figueiredo Campos	1
Antonio Luiz Pizarro Manso	1
Alexandre Gonçalves Silva	1
Mauricio Aquino Halewicz	14
Executive Officers
Marcelo Strufaldi Castelli	0
Francisco Fernandes Campos Valério	3,539
Luiz Fernando Torres Pinto	0
João Felipe Carsalade	0
Aires Galhardo	0
Total	9,369

Source:  Itaú Custódia.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

As of December 31, 2011, Fibria had 467,934,646 common shares. The table below presents certain information as of December 31, 2011, regarding (i) any person known to the Company as the owner of more than 5% of Fibria’s outstanding common stock, and (ii) the total amount of the common stock owned by the members of the board of directors, executive officers and fiscal council of Fibria.

	December 31,2011
Shareholders	Number of shares	% of total
Common Shares
Votorantim Industriais S.A.	137,269,118	29.34
BNDES Participações S.A. (1)	142,360,457	30.42
Board, Directors and Fiscal Council	9,369	0.00
Public (Free Float)	188,295,702	40.24
Total Common Shares	467,934,646	100.00

(1)    Under the Shareholders’ Agreement, BNDESPar is required to hold 20.7606% of the total capital during the first three years of the signature of the Shareholders’ Agreement which took place on October 29, 2009 and 11.0445% in the following two years.

B.                                    Related-Party Transactions

We have engaged in a number of transactions with related parties, which are described in Note 16 to our 2011 consolidated financial statements, as of and for the years ended December 31, 2011 and 2010 included elsewhere in this annual report.

The following is a summary of the nature and conditions of the transactions with the related parties:

Controlling shareholders

We have a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for overall remuneration of R$9.585 million and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical assessorial, trainings, including management improvement programs. These services are also provided for the entire Votorantim Group and we reimburse VID for the charges related to the services used.

We have financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (See Note 22 to our 2011 consolidated financial statements).

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies realized when these contracts were executed.

Subsidiaries, joint ventures and associates

We share our administrative structure with our subsidiary Fibria-MS, and allocate administrative expenses to this subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no apportionment of expenses is necessary. In June 2010, there was a one-off purchase of intercompany receivables from this subsidiary in the amount of R$241 million relating to export shipments.  The maturity of the resulting payable is December 2012 and carries interest of 1% per year.

Port services for shipping production of the Aracruz and Veracel units are contracted from Portocel.  This terminal is a joint venture between us and Cenibra - Celulose Nipo-Brasileira, which holds 49%. The prices and conditions are identical for both shareholders.

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

On June 24, 2005, we entered into a loan contract with VOTO IV, a jointly-controlled subsidiary, which raised U.S.$200 million, at 8.5% p.a.

On July 27, 2005, we entered into a loan contract with the jointly-controlled subsidiary Asapir Produção Florestal e Comércio Ltda., for the purpose of purchasing 571 thousand m3 of debarked wood, for R$14 million, maturing in seven and a half years. This agreement will be settled with wood.  This contract was fully settled in December 2011.

Votorantim Group companies

On January 16, 2004, we executed a loan contract with a wholly-owned subsidiary of VPar, VOTO III, for U.S.$45 million, at 4.25% p.a.

We have a contract to purchase energy from Votener -Votorantim Comercializadora de Energia Ltda. to supply our Jacareí Unit. The total amount contracted is R$154 million, guaranteeing 115,704 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request a rescission of the contract, that party is required to pay 50% of the remaining balance.

We maintain investments in CDB and securities purchased under agreement to resell issued by Banco Votorantim S.A., with average remuneration of 104% of the CDI, maturity in March 2013.  Our cash management policy is intended to provide efficiency in investment returns and guaranteed liquidity, based on market practices. The shareholders agreement limits the intercompany investments to R$200 million.

On January 1, 2009, the Company entered into a contract to purchase sulfuric acid from Votorantim Metais, in the approximated amount of R$ 15.7 million, for the supply of 36,000 metric tons of acid for three years through December 31, 2013. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices

On April 22, 2008, we entered into a contract for the supply of electrical, fastening and sealing materials, protective equipment and others with Anfreixo S.A. guaranteeing the supply of these items until December 2012. This contract does not establish minimum quantities to be supplied. In addition, services were contracted to maintain records until January 2, 2013 for R$1.7 million.  In the case of contract rescission, no penalties are due by either party, other than the settlement of outstanding invoices.

We have land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling of R$76.5 million.

We have land leasing agreements, for approximately 2,060 hectares, with Companhia Brasileira de Alumínio - CBA, which matures in 2023, totaling of R$4.1 million.

In the years ended December 31, 2011 and 2010, no provision for impairment was recognized on assets involving related parties.

Guarantees

As of December 31, 2011, we guaranteed U.S.$245 million principal aggregate amount of debt issued by Voto-Votorantim III and Voto-Votorantim IV, two special purpose companies established by VPar for the sole purpose of issuing debt.  As such, upon maturity of the debt issued, which is also the date of expiration of the guarantee, we will either repay lenders or seek to refinance the maturing debt.  In each case, the outstanding guarantee amount at December 31, 2010 pertains to the amount of proceeds that were received by us and/or our subsidiaries on the issue date.  The remaining debt raised was received and also guaranteed by other members of the Votorantim Group.  The U.S.$245 million corresponding to Fibria is made up of the following:

Primary obligor	Obligations	Issue Date	Outstanding guarantee amount at December 31, 2011	Date of Expiration of guarantee	Beneficiary
Voto-Votorantim Overseas Trading Operations III Limited	U.S.$300 million notes issuance	January 23, 2004	U.S.$45 million	January 23, 2014	Noteholders and the trustee
Voto-Votorantim Overseas Trading Operations IV Limited	U.S.$400 million notes issuance	June 24, 2005	U.S.$200 million	June 24, 2020	Noteholders and the trustee
Total			U.S.$245 million

Note:  The guarantees provided by us are in favor of other companies of the Votorantim Group.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See “Item 3. Key Information — Selected Financial Data” and “Item 18. Financial Statements.”

Contingencies

We are subject to numerous contingencies with respect to tax, labor and other claims.  See Note 23 to our 2011 consolidated financial statements and discussions on our critical accounting policies.

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

	2011			2010
In thousands of Reais	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	119,572	173,823	54,251	59,128	273,335	214,207
Labor	47,819	88,834	41,015	39,266	80,457	41,191
Civil	821	7,149	6,328	311	10,305	9,994
Total	168,212	269,806	101,594	98,705	364,097	265,392

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

Tax Assessment Notice — Normus

In December 2007, Fibria’s subsidiary, Normus Empreendimentos e Participações Ltda or Normus received an income tax assessment on earnings of its Hungarian subsidiary from the Brazilian Federal Revenue Service charging Income Tax and Social Contribution, during the period from 2002 to 2006. The amount of the assessment was R$1,294 million updated through December 31, 2011. In September 2010, Normus received a new tax assessment charging Income Tax and Social Contribution for 2007. The amount of the assessment was R$140 million updated through December 31, 2011.

Based on the advice of outside legal counsel, management understands that this Hungarian subsidiary is subject to taxation in its country of incorporation and the position taken by the tax authorities violates Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation, which precludes imposition of net income taxes on the net income of the Brazilian company for operations in Hungary. See Note 23 to our 2011 consolidated financial statements.

Tax Incentive — Agency for the Development of the Northeastern Brazil (ADENE)

The Company has business units located within the regional development area of ADENE.  As that region is deemed a priority for the Brazilian development, in December 2002, the Company requested and was granted by the Brazilian Federal Revenue Service the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012).

On January 9, 2004, the benefit was cancelled, by the Ministry of Integration and the Company continued using the benefits, because it was challenging the Ministry of Integration Decision.

Nevertheless, the Brazilian Federal Revenue Service served the Company an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used in 2003 and 2004, plus interest, but without imposing any fine, amounting to R$ 316 million. The Tax Federal Administrative Court cancelled the part of the assessment related with 2003 benefits and the part related with 2004 was upheld. Because this ruling, the amount of the assessment was reduced to R$ 76 million updated to December 31, 2011. The Company will challenge the Tax Federal Administrative Court ruling in a Judicial Court.

The Company’s management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or in respect of future periods.

As regards to the benefits utilized, based on the position of its external legal counsel, the Company’s management believes that the tax payment demanded is unjustified, since the Company used the benefits strictly in accordance with the legal parameters and in conformity with the Brazilian Federal Revenue Service (Receita Federal do Brasil) determinations and ADENE’s qualifying reports.

Considering the facts that occurred in 2004, the Company decided to cease the use of tax benefits as from 2005, until a final court decision is obtained on the matter.

Based on the position of outside legal counsel, management understands that the likelihood of an unfavorable outcome for the tax benefits used until 2004 and those still pending use as from 2005 is considered as possible and therefore no provision has been recorded.

IRPJ/CSLL - partial approval

The Company has three requests for the approval of income tax credits with the Brazilian Federal Revenue Service, referring to 1997, 1999 and the fourth quarter of 2000, totaling R$134 million, of which only R$83 million was approved, creating a contingency of R$139 million updated through December 31, 2011. The Company timely appealed the rejection of the tax credits.

With respect to the year 1997, the claim is pending a decision from the first trial court (Delegacia Regional de Julgamento). With respect to the fourth quarter of 2000, the Company is awaiting a decision from Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais), and with respect to 1999 it awaits a decision on an appeal to the High Court of Justice.

Based on the position of legal counsel, management understands that the likelihood of an unfavorable outcome for these trials is possible and therefore no provision has been recorded.

IRPJ/CSLL - Newark

Fibria received, in December 2007 and December 2010, two tax assessments in the amount, together, of R$219 million where Brazilian Federal Revenue Service charged Income Tax and Social Contribution of Newark Financial Inc., an offshore company controlled by VCP Exportadora e Participações Ltda. (succeeded by Fibria) with respect to the fiscal year 2005.  Based on advice of counsel, we have determined that the probability of loss for the first tax assessment (December 2007 - R$130 million) is remote and the probability of loss for the second tax assessment (December 2010 - R$89 million) is possible and, accordingly, no provision has been recorded with respect thereto.

IRPJ - BEFIEX

Fibria has received a tax assessment because of allegedly using tax losses, consolidated during the BEFIEX program, six years after it was consolidated. The amount involved in this assessment is R$168 million. Based on our in house and external legal counsel, Fibria has recorded no provision with respect thereto.

Others Tax liabilities

Fibria has more 334 trials for individual amounts of less than R$80 million. The amount involved in all of that trials is R$1.4 billion.  The average value of each trial is R$4.3 million.

Tax Amnesty and Refinancing Program

In September 2009, the Brazilian Government launched a tax Amnesty and Refinancing Program (REFIS). This program granted Brazilian companies the right to pay overdue federal taxes in up to 180 installments with reduced penalties and accumulated interest for late payment.

In November 2009, we elected to include the Company in the REFIS.  As a condition for joining REFIS, the Company was required to withdraw certain claims it had filed in court challenging its obligation to pay taxes.  The total amount included in the program was R$533 million which reduced to R$325 million after the application of the program benefits and use of available tax losses. The remaining balance is fully covered by judicial deposits. See Note 23 to our 2011 financial Statements.

Labor Proceedings

We are a party to approximately 3,629 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and we have recorded a provision for labor proceedings of R$41 million as of December 31, 2011.

Civil Proceedings

We are a party to approximately 883 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. We have insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

We have recorded a provision for civil proceedings of R$6 million as of December 31, 2011 corresponding only to the probable losses.

Class Action

We are currently a defendant in litigation relating to derivative losses Aracruz incurred in the fourth quarter of 2008.  This litigation includes a securities class action lawsuit filed in November 2008 against Aracruz and certain of its officers and directors in a U.S. federal court purportedly on behalf of persons who purchased Aracruz’s shares and American Depositary Receipts (ADRs) between April 7 and October 2, 2008, which lawsuit we are currently defending. During the first quarter of 2011, Mr. Carlos Augusto Lira Aguiar (formerly Fibria’s CEO) and Mr. Carlos Alberto Vieira (formerly a member of the Company’s Board of Directors) were officially served with process in Brazil naming them as additional defendants in the class action.  The complaint asserts claims for alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act, alleging that we misrepresented or failed to disclose information in connection with, and losses arising from, certain derivative transactions into which we had entered. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement.  On October 5, 2009, the plaintiffs filed an amended complaint that narrowed the class of plaintiffs to persons who purchased Aracruz’s ADRs between April 7 and October 2, 2008. All parties had been properly served and the class action is currently in the discovery phase.

Other Proceedings

During the Extraordinary General Shareholders Meeting of Aracruz held on November 24, 2008, the shareholders of Aracruz decided that a derivative suit under Brazilian law should be filed against Mr. Isac Roffé Zagury, Aracruz’s former Chief Financial Officer, in order to declare him legally responsible for the significant losses incurred by Aracruz with derivatives transactions in 2008 that had been allegedly executed without observing the limits set forth in Aracruz’s financial policy. This lawsuit was duly filed in Rio de Janeiro on February 20, 2009 and it is under seal.

The CVM instituted an administrative proceeding related to Aracruz’s losses with derivatives transactions in 2008. CVM has requested us to provide information in connection with those transactions, and we have promptly complied with such request. Proceedings of such nature aim to define the ultimate responsibility of directors, officers, members of the fiscal council, independent auditors and shareholders involved with the subject matter of the investigation, and normally do not materially affect the related Company.

Land Disputes

In April and October, 2006 and in December 2009, the Brazilian institute for land reform (INCRA) published Public Notes informing that Technical Identification Reports issued by commissions set up by INCRA concluded that approximately 34,430 hectares of land located in the State of Espírito Santo, are considered the territory of the Comunidades Quilombolas de Linharinho, São Jorge e São Domingos.  From that total area, approximately 25,330 hectares are legitimate property and possession of us.  The cases are still underway with no final decision by INCRA. We are confident that the acquisition of this area by us was made in compliance with the legislation and was registered in the appropriate government offices.

Commitments

The significant contractual obligations and commitments that affect our liquidity are short-term debt, long term debt, take-or-pay contracts, leases and capital expenditures.

Fibria entered into Take or Pay long-term agreements with suppliers of power, transport, diesel fuel and chemical products for the average period of 10 years.  These agreements contain termination and suspension clauses of supply due to non-compliance with material obligations.  The contractual obligations assumed on December 31, 2011 represented R$301 million p.a. (R$273 million as of December 31, 2010).

See Note 25 to our 2011 consolidated financial statements.

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

Payments of cash dividends and distributions, if any, are made in Brazilian Reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. Dollars and causes such U.S. Dollars to be delivered to the depositary for distribution to holders of ADSs.  In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. Dollars, the amount of U.S. Dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted.  Under the current Brazilian corporate law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates.  See “Item 10E. Additional Information — Taxation — Certain Brazilian tax consequences.”

Brazilian law allows the payment of dividends only in Reais limited to the inappropriated retained earnings in our financial statements prepared in accordance with IFRS.  At December 31, 2011, in our financial statements prepared in accordance with IFRS, we had inappropriated retained earnings —Reserve for Investments of R$4,216 million.  Inappropriated retained earnings as reported in accordance with IFRS may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these inappropriated retained earnings in the foreseeable future.  No dividend distribution can be made if an accumulated deficit is reported in accordance with IFRS, unless the negative balance is eliminated by the reversal of other reserves.

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

For the year ended December 31, 2010, our Board of Directors proposed to the General Shareholders’ Meeting held on April 28, 2011 the distribution of dividends relative to the fiscal year ended on December 31, 2010 in the amount of R$0.30 per share, totaling R$142 million and also the payment of the dividends related to the fiscal year ended on December 31, 2009 considering that our financial situation permitted such dividend. This dividend reflected only the mandatory minimum dividend established in our by-laws and as determined by the Brazilian corporate law.

For the year ended December 31, 2011, our Board of Directors recommended that no dividend or interest attributable to capital be paid with respect to the reported results of 2011 because of loss recorded in the period.

B.                                    Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2011, other than the events already described in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.                                    Offer and Listing Details

The ADSs are listed on the New York Stock Exchange under the trading symbol “FBR.”  Our common shares trade on the São Paulo Stock Exchange under the symbol “FIBR3” (prior to November 18, 2009 we traded under the symbol “VPCA4”).  At December 31, 2011, we had approximately 19,381 shareholders of record at the BM&FBOVESPA.

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

		Reais per Share (Preferred share until August 12, 2009, and Common Shares thereafter)		U.S. Dollars per ADS
		High	Low	High	Low

2007	Annual	59.18	36.19	34.45	17.01

2008	Annual	57.46	11.80	38.38	5.32

2009	Annual	39.77	8.51	23.11	3.92

2010	First Quarter	40.80	32.59	24.13	17.53
	Second Quarter	39.69	26.15	23.04	14.02
	Third Quarter	30.60	24.47	18.03	13.73
	Fourth Quarter	31.75	25.86	19.19	15.21
	Annual	40.80	24.47	24.13	13.73
2011	First Quarter	27.95	22.90	16.65	13.81
	Second Quarter	26.90	20.45	16.78	12.96
	Third Quarter	20.90	13.66	13.47	7.57
	Fourth Quarter	15.82	12.57	9.48	6.68
	Annual	27.95	12.57	16.78	6.68

Share Price for the most recent six months:
	August	18.11	13.66	11.76	8.53
	September	17.98	14.30	10.06	7.57
	October	15.82	13.75	9.48	7.21
	November	15.25	12.64	8.67	6.73
	December	14.45	12.57	7.84	6.68
	January	15.52	14.24	8.85	7.73

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

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world.  At December 31, 2011, the aggregate market capitalization of the 63 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately U.S.$ 978 billion, and the ten largest companies listed on the São Paulo Stock Exchange Index represented approximately 66% of the market capitalization in the year.  Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder.  On December 31, 2011, we accounted for approximately 0.35% of the market capitalization of the companies listed on the Ibovespa Index.

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation See “Item 10E. Additional Information — Taxation” and “Item 10D. Additional Information — Exchange Controls.”

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

For additional information on our material contracts, see “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

D.                                    Exchange Controls

There are no restrictions on ownership of our common shares by individuals or legal entities domiciled outside Brazil.  However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally require, among other things, obtaining an electronic registration with the Central Bank.

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

• 50% of net income (after the deduction of social contribution on profits and before taking such distribution and the provision for income tax into account) for the period from which the payment is being made; or

• 50% of the sum of retained profits and profit reserves that exist as of the beginning of the period from which the payment is being made.

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

Taxation of foreign exchange transactions (IOF/Exchange Rate)

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

Tax on bonds and securities transactions (IOF/ Financial securities)

Pursuant to Decree Law 6.306/07, the Tax on Bonds and Securities Transactions (the IOF/Financial securities) may be imposed on any transactions involving bonds and securities, even if these transactions are performed on Brazilian stock, futures or commodities exchanges.  The applicable rate for variable income transactions is currently 0%, but the Minister of Finance has the legal power to increase at any time the rate to a maximum of 1.5% per day of the transaction’s value, but only on a prospective basis.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. Dollar amount of dividends received by an individual with respect to the ADSs in a taxable year beginning before January 1, 2013 will be subject to taxation at a maximum rate of 15% if the dividends represent “qualified dividend income.”  Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).  The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed.  However, no assurances can be given that the ADSs will be or remain readily tradable.  Based on our audited consolidated financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2011 taxable year.  In addition, based on our audited consolidated financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2012 taxable year.  Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

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

In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of common shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in the common shares or ADSs.  Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the common shares or ADSs have been held for more than one year.  Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders is eligible for taxation at preferential rates (generally 15% for non-corporate U.S. holders in taxable years beginning before January 1, 2013).  The deductibility of capital losses is subject to certain limitations under the Code.  Gain, if any, realized by a U.S. holder on the sale or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of common shares or ADSs, a U.S. holder that does not receive sufficient foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax.  Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year.  U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, common shares or ADSs.

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

Under U.S. federal income tax law and the Treasury regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, the U.S. tax authorities generally impose tax return disclosure obligations (and related penalties) on U.S. holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U. S. holders may be subject to these reporting requirements unless their common stock or ADSs are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial. U.S.

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

Copies of our annual reports on Form 20-F and accompanying documents and our by-laws will be available for inspection at our headquarters or our website at www.fibria.com.br/ir.  The information on our website is however, not incorporated by reference in, and shall not be considered a part of this annual report.

I.              Subsidiary Information

Not required.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates.  Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates.

General

We have established a strict framework of internal policies with respect to our currency exposure, commodity prices, interest rate, counterparty risk, cash investments and indebtedness and liquidity. These policies are continuosly revised by our Finance Committee in response to different macroeconomic scenarios. The compliance with these policies is controlled by an independent risk department which reports directly to our CEO.

We also use conventional instruments, mainly non deliverable forwards (NDFs) and swaps options to mitigate the volatility of foreign exchange rate fluctuations on our revenue.  For a portion of our revenue we enter into forward contracts or currency options effectively fixing some revenues in Brazilian Reais to match our budget and goals.  The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of operations in “Results of derivative financial instruments”.

We use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and also take into account the natural hedge, matching our revenue and debt.  Other financial instruments also been used extensively as part of a defined financial strategy designed to optimize opportunities in the Brazilian foreign exchange and interest rate markets.  Like many other Brazilian exporters, we have had access to U.S. Dollar-denominated sources of long-term financing in the form of export prepayments or credits.  Opportunities arise between the lower interest rates payable on the U.S. Dollar-denominated export credits compared to the Brazilian interest rate.

In Brazil, we have limited sources of long-term financing denominated in Reais.  We believe we have access to a sufficient number of foreign-currency financing sources to meet our needs without resorting to more expensive Real-denominated financing. U.S. Dollar denominated debt also works as a natural hedge for our U.S. Dollar denominated revenue generated from our pulp exports.

Our foreign currency debt reflects a strategy to continue borrowing funds in U.S. Dollars.  We have succeeded in lengthening the average maturity of our debt over time.  The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 17% at December 31, 2010 and 9.6% at December 31, 2011.

Foreign currency risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. Dollar. The vast majority of our debt is denominated in U.S. Dollars. Our revenues are either denominated in U.S. Dollars or linked to U.S. Dollars (domestic pulp sales are denominated in Reais but linked to U.S. Dollar prices), thus our U.S.Dollar denominated debt works to a certain extent as a natural hedging for this exposure. In our income statement, revenues are translated into Reais at the prevailing exchange rate at the time of the sale. On the other, our debt is translated into Reais taking into account the closing foreign currency rate. The difference between those rates may generate a mismatch from the conversion of our revenues and debt into Reais.

The following table presents the carrying amount of our assets and liabilities denominated in U.S. Dollars:

	2011	2010
	(in thousands of Reais)
Assets in foreign currency
Cash and cash equivalents	318,926	353,957
Derivative instruments		132,972
Trade accounts receivable	916,391	942,916

	1,235,317	1,429,845

Liabilities in foreign currency
Loans and financing	8,961,331	8,214,267
Trade payables	35,676	27,734
Derivative instruments	213,887

	9,210,894	8,242,001

Asset (liability) exposure	(7,975,577)	(6,812,156)

Sensitivity Analysis

The following table presents the change in the fair value of derivatives, loans and marketable securities, in three adverse exchange rate scenarios. Management believes that a reasonably possible scenario includes an appreciation of the Real against the U.S. Dollar from R$1.8758 as of December 31, 2011 to R$1.7400. However, two different scenarios have also been considered as follows:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value
(in thousands of Reais)	Appreciation of the exchange rate to R$1.7400	Depreciation of the exchange rate to R$2.175	Depreciation of the exchange rate to R$2.7188
Derivative instruments	237,132	(527,387)	(1,500,248)
Loans and financing	651,507	(1,435,862)	(4,045,561)
Marketable securities	(18,465)	40,683	114,624

Total impact	870,174	(1,922,566)	(5,431,185)

Interest rate risk

Our net income and operating cash flows are substantially independent of changes in market interest rates because we have no significant interest-bearing assets. Our cash and cash equivalents are mostly denominated in Reais and are based on the CDI rate. On December 31, 2011, the CDI rate was 10.87% p.a. and on December 31, 2010 it was 10.12% p.a.

Our interest rate risk arises from our debt. Our debt is primarily denominated in U.S. Dollar and to a lesser extent to Brazilian Reais and Japanese Yen. The U.S. Dollar-denominated debt has exposure to fixed rates (mainly the Notes issued by Fibria — Notes 2019, 2020 and 2021) and Libor rates (mainly Export Prepayment Agreements).  The Real-denominated debt has exposure to fixed rates, to the Brazilian Interbank Deposit Rate or CDI and to the Brazilian Long Term Interest Rate or TJLP.  The Japanese Yen-denominated debt relates to a single Bond which was swapped to U.S. Dollar, and has no exposure to the Japanese Yen or Japanese interest rate.

As of December 31, 2011, we had loans and financings subject to floating interest rates, which totaled 32.2% of our total indebtedness and bore interest based on LIBOR, TJLP, CDI and a foreign currency basket of our credit facilities with BNDES. Loans and financings subject to fixed rates totaled 67.8% and are primarily linked to our Notes (Fibria 2019, 2020 and 2021).

The table below provides information about our significant interest rate-sensitive instruments and classify our exposures by currency and type of interest rate (floating or fixed).

	2012	2013	2014	After 2014	Total
	(in millions of Reais)
Assets:
Cash and cash equivalents
Floating-rate denominated in Reais	63	—	—	—	63
Fixed-rate denominated in U.S. Dollars	319	—	—	—	319
Marketable securities
Floating-rate denominated in Reais	1,678	—	—	—	1,678
Total exposed assets	2,060				2,060

Liabilities:
Floating-rate debt denominated in Reais	94	74	67	523	758
Floating-rate debt denominated in U.S. Dollars	81	298	460	2,054	2,893
Fixed-rate debt denominated in Reais	256	277	335	737	1,605
Fixed-rate debt denominated in U.S. Dollars	661	—	76	5,331	6,068
Total exposed liabilities	1,092	649	938	8,645	11,324

Derivative Instruments

Most of our revenue is denominated in U.S. Dollars. We have U.S. Dollars/Brazilian Reais forward contracts (NDFs) to protect our short term cash flow from unfavorable exchange rate movements. We also have interest rate swaps and cross-currency swaps to hedge our indebtedness. Our interest rate swaps hedge the LIBOR and our cross-currency swaps hedge our yen-denominated debt, swapping such debt to U.S. Dollar-denominated debt. See Notes 2.6 and 2.7 to our 2011 consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

At December 31, 2011, derivatives held by the Company are as follows:

(i)             A cross-currency swap in which the Company receives Japanese Yen and pays U.S. Dollars, with a notional amount of U.S.$45 million and maturity date in 2014.  This swap was contracted to hedge the long-term loan denominated VOTO III from the fluctuation of the Japanese Yen.  As of December 31, 2011, the fair value of this swap was positive by R$28 million.

(ii)            Non-Deliverable Forwards (“NDF”) are all over-the-counter, cash settled transactions.  It is related to a future purchase and/or sale of determined quantity of currency, without initial disbursement, based on a notional amount and a forward price.

The total notional amount was U.S.$922 million and the longest maturity date is December 2012.  As of December 31, 2011, the sum of the fair value of these forward contracts was negative R$134 million.

(iii)           A swap in which the Company receives three month LIBOR and pays fixed interest rate, with notional amount of U.S.$228 million and last maturity date on July, 2014.  This swap was contracted to fix the cost of the underlying loan and reduce the Company’s cash flow risk.  As of December 31, 2011, the sum of the fair values of these swaps was negative by R$11 million.

(iv)          A cross-currency swap in which the Company receives CDI (a Brazilian interbank rate in Reais) and pays U.S. Dollar fixed rate. The swap is hedging a Real denominated debt, converting it to a U.S. Dollar-denominated debt. The notional amount is U.S.$234 million and, the longest maturity is September 2018.  As of December 31, 2011, the sum of the fair values of these swaps was R$11 million.

(v)           A cross-currency swap in which the Company receives TJLP (Brazilian Long Term Interest Rate) in Brazilian Real and pays U.S. Dollar fixed rate. It swaps the debt currency of BNDES long term loans of R$680 million to U.S.$416 million, with maturity to June 2018. As of December 31, 2011, the sum of the fair values of those swaps was negative by R$92 million.

(vi)          A cross-currency swap in which the Company receives Brazilian Real fixed rate and pays U.S. Dollar fixed rate. It swaps the debt currency of a long term loans of R$66 million to U.S.$42 million, with maturity to December 2017. As of December 31, 2011, the sum of the fair values of those swaps was negative by R$9 million.

(vii)         An option based strategy known as Collar, which provides a floor and a cap to the foreign currency rate between U.S. Dollar and Brazilian Real. The instrument is used to protect our U.S. Dollar revenue in a given range in Brazilian Real.  As of December 31, 2011, the notional amount was U.S.$162 million, and the sum of the fair values was negative by R$7 million.

The following procedures were adopted for the derivatives contract valuations at December 31, 2011:

(i)             Swaps: were evaluated by the future cash flow, considering the contractual or projected rates, up to maturity dates, discounted to present value using market rates, in each currency, from BM&FBOVESPA and Bloomberg;

(ii)           NDF: were evaluated by the future cash flow in each currency discounted by each market interest rate. The discount rates were obtained at BM&FBOVESPA swap market rates;

(iii)           Currency Options: were calculated using the Garman-Kohlhagen option pricing formula, a Black and Scholes formula variation. The volatility is obtained from BM&FBOVESPA option market rates

Our derivatives counterparties are all financial institutions, most of them, with rating equal or better than A / A2 (from Fitch, S&P or Moody’s) or brAA- / AA3.br.

The following table provides the notional and the fair value of our financial derivatives as of December 31, 2011:

	Notional amount	Fair value as of December 31, 2011
	(in thousands of U.S. Dollars)	(in thousands of Reais)
NDF (U.S.$)	921,900	(134,206)
Swap JPY x USD	45,000	27,804
Swap CDI x USD	233,550	11,373
Swap LIBOR 3M x Fixed	227,891	(10,655)
Swap TJLP x USD	416,478	(92,165)
Swap BRL x USD	41,725	(9,084)
Zero Cost Collar	162,000	(6,954)
		(213,887)

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Citibank, N.A., as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the establishment and maintenance of the ADS program.  The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees.  It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse the Company annually for certain investor relations programs or special promotional activities.  In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility.  There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors.  During calendar year 2011 the depositary reimbursed the Company in the amount of U.S.$901 thousand.

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

Management assessed the effectiveness of Fibria’s internal control over financial reporting as of December 31, 2011.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (COSO).  Based on this assessment, management concluded that, as of December 31, 2011, Fibria’s internal control over financial reporting is effective based on those criteria.

Changes in internal controls.  There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm.  The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their attestation report which appears herein.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Samuel de Paula Matos, a member of our Board of Directors and of our Audit Committee, is an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations.

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has adopted a code of ethics (“Code of Ethics”) that applies to all Fibria’s employees, including the members of our financial department, our chief executive officer, our chief financial officer and our chief accounting officer.  No waivers, either explicit or implicit, of provisions of the Code of Ethics were granted to our chief executive officer, chief financial officer or chief accounting officer in 2011.  A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2011 and 2010.

Year Ended December 31	2011	2010
	(In thousands of Reais)
Audit Fees	3,393	4,848
Tax Fees	89	382
Audit-Related Fees	246	1,997
Total	3,728	7,227

Audit Fees

Audit fees in 2011 and 2010 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the integrated audit of our annual financial statements, reviews of quarterly financial statements, statutory audits of our subsidiaries, the bond offers and of our internal control over financial reporting, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Tax Fees

Tax fees in 2011 and 2010 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with tax services related to the audit procedures.  Includes fees charged in connection with the review of the income tax returns of Fibria Celulose S.A.

Audit-Related Fees

Audit-related fees in 2011 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the assessment and recommendations for improvements and internal control over financial reporting.

Pre-Approval Policies and Procedures

Our Audit Committee pre-approves all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Under the Sarbanes Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2011 and 2010 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Treasury shares transactions and additional paid-in capital:

(i)            On March 23, 2010 we repurchased 309,451 of our own shares at an average price of R$33.99 per share regarding the agreement between VCP and Suzano Bahia Sul Papel e Celulose S.A. for the acquisition of a controlling interest in Ripasa established in November 2004 (Note 25(c) to our 2011 consolidated financial statements).

(ii)           On July 2, 2009, certain shareholders exercised the right of withdrawal of 36,670 preferred shares regarding the Aracruz Acquisition. Based on the redemption amount of R$20.61 per share, the amount due to dissenting shareholders was R$0.756 million (Note 26(a) to our 2011 consolidated financial statements).

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

ITEM 19.  EXHIBITS

Exhibit Number	Description

1#	English translation of the By-laws

2.(a)(1)**

Form of Amended and Restated Deposit Agreement dated as of August 12, 2009 among us, Citibank, N.A., as depositary, and the Owners and Beneficial Owners of American Depositary Receipts, including the form of American Depositary Receipts.

2.(a)(2)‡	Free translation of the Novo Mercado Listing Rules

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

2.(b)(3)*******	Indenture dated as of March 3, 2011 among Fibria Overseas Finance Ltd., Fibria Celulose S.A. and Deutsche Bank Trust Company Americas, in respect of the 6.750% Senior Notes due 2021

2.(b)(4)*******	Indenture dated as of May 4, 2010 among Fibria Overseas Finance Ltd., Fibria Celulose S.A. and Deutsche Bank Trust Company Americas, in respect of the 7.500% Senior Notes due 2020.

2.(b)(5)

The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

3.1.+++++	Investment Agreement, dated January 19, 2009, among us, VID, BNDESPar and VPar

3.2##	Form of Shareholders’ Agreement, dated October 29, 2009, among us, VID, BNDESPar and VPar

4.1+	Exchange Agreement dated September 19, 2006 by and between Votorantim Celulose e Papel S.A. and International Paper Investments (Holland) B.V.

4.2+++	Financing Agreement dated July, 2008 through credit facility of R$540,000,000.00 by and between the National Bank of Economic and Social Development — BNDES, VCP

4.3*******	Establishment Purchase Agreement dated February 28, 2011 between the Company and Suzano Papel e Celulose S.A. (Portuguese language original together with an English language summary)

4.4*******	Trademarks Assignment and Transfer Agreement dated February 28, 2011 between the Company and Suzano Papel e Celulose S.A. (Portuguese language original together with an English language summary)

4.5*******	Establishment Purchase Agreement dated January 31, 2011 between the Company and Suzano Papel e Celulose S.A. (Portuguese language original together with an English language summary)

4.6‡	Quota Purchase and Sale Agreement dated as of September 22, 2011 between the Company and Oji Paper Co. Ltd., together with ancillary agreements.

6	See Note 34 to our 2011 consolidated financial statements for information explaining how earnings per share were calculated.

8	See Note 2.2.1 to our 2011 consolidated financial statements for information regarding our subsidiaries.

11.1******	English translation of Code of Ethics.

12.1‡	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer.

12.2‡	Rule 13a-14(a)/15(d)-14(a) Certificate of the Chief Financial Officer

13.1‡	Section 1350 Certification of Chief Executive Officer.

13.2‡	Section 1350 Certification of the Chief Financial Officer

**	Incorporated herein by reference to our registration statement on Form F-6 filed on June 24, 2009 (File No. 160187).

***	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2004 (File No. 001-15018).

****	Incorporated herein by reference to our annual report on Form 20-F filed on June 29, 2006 (File No. 001-15018).

*****	Incorporated herein by reference to our submission on Form 6-K filed on October 23, 2009 (File No. 001-15018).

******	Incorporated herein by reference to our annual report on Form 20-F filed on April 30, 2010 (File No. 001-15018).

*******	Incorporated herein by reference to our annual report on Form 20-F filed on April 1, 2011(File No. 001-15018).

+	Incorporated herein by reference to our annual report on Form 20-F filed on February 1, 2007 (File No. 001-15018).

++	Incorporated herein by reference to our annual report on Form 20-F filed on January 31, 2008 (File No. 001-15018).

+++++	Incorporated herein by reference to our submission on Form 6-K filed on January 27, 2011 (File No. 001-15018).

##	Incorporated herein by reference to Exhibit 3.1.10 to Exhibit 3.1 to our submission on Form 6-K filed on January 27, 2011 (File No. 001-15018).

#	Incorporated herein by reference to our submission on Form 6-K filed on May 3, 2011 (File No. 001-15018).

‡	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FIBRIA CELULOSE S.A.
	By:	/s/ Marcelo Strufaldi Castelli
		Name:	Marcelo Strufaldi Castelli
		Title:	Chief Executive Officer

	By:	/s/ Guilherme Perboyre Cavalcanti
		Name:	Guilherme Perboyre Cavalcanti
		Title:	Chief Financial Officer

Date: February 29, 2012

Fibria Celulose S.A.

Consolidated Financial Statements at

December 31, 2011

and Report of Independent Registered

Public Accounting Firm

Management’s Report on Internal Control over Financial Reporting

1              The management of Fibria Celulose S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

2              The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, principal executive and principal financial officers, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as approved by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as approved by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

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

4              The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2011 the Company’s internal control over financial reporting is effective,

São Paulo, February 1, 2012

/s/ Marcelo Strufaldi Castelli	/s/ Guilherme Perboyre Cavalcanti	/s/ João Adalberto Elek Júnior
Marcelo Strufaldi Castelli Chief Executive Officer	Guilherme Perboyre Cavalcanti Chief Financial Officer and Investor Relations Officer effective as of February 1, 2012	João Adalberto Elek Júnior Chief Financial Officer and Investor Relations Officer until January 31, 2012

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders of

Fibria Celulose S.A.

1                                        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of comprehensive income (loss), of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

2                                        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

São Paulo, February 1, 2012

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

Índex

12	Trade Accounts Receivable	F-55
13	Inventories	F-56
14	Recoverable Taxes	F-57
15	Taxes on Income	F-58
16	Significant Transactions and Balances with Related Parties	F-61
17	Property, Plant and Equipment	F-65
18	Biological Assets	F-67
19	Intangible Assets	F-68
20	Financial and Operational Lease Agreements	F-69
21	Advances to Suppliers - Forestry Partnership Programs	F-70
22	Loans and Financing	F-71
23	Contingencies	F-77
24	Tax Amnesty and Refinancing Program (“REFIS”)	F-82
25	Long-term Commitments	F-83
26	Shareholders’ Equity	F-84
27	Benefits to Employees	F-85
28	Phantom Stock Options (PSO) - Compensation Program Based on Shares	F-87
29	Net Revenue	F-89
30	Financial Results	F-89
31	Expenses by Nature	F-90
32	Insurance (unaudited)	F-91
33	Segment Information	F-91
34	Earnings per Share	F-92
35	Payable - Aracruz Acquisition	F-92
36	Non-current Assets Held for Sale	F-93
37	Impairment Tests	F-96
38	Business Combination	F-97
39	First-time Adoption of IFRS	F-99
39.1 Basis of transition to IFRS		F-99
39.2 Summary of the changes in accounting standards and of the effects on the results of operations and shareholders` equity — reconciliation of prior BR GAAP and IFRS		F-100
39.3 Summary of the changes in accounting standards and of the effects on the results of operations and shareholders` equity — reconciliation of US GAAP and IFRS		F-104

Fibria Celulose S.A.

Consolidated Balance Sheets at December 31

In thousands of reais

	2011	2010
Assets

Current
Cash and cash equivalents (Note 9)	381,915	431,463
Marketable securities (Note 10)	1,677,926	1,640,935
Derivative instruments (Note 11)		80,502
Trade accounts receivable, net (Note 12)	945,362	1,138,176
Inventories (Note 13)	1,178,707	1,013,841
Recoverable taxes (Note 14)	327,787	282,423
Assets held for sale (Note 36)	644,166	1,196,149
Other assets	108,062	115,165

	5,263,925	5,898,654

Non-current
Derivative instruments (Note 11)		52,470
Related parties receivables (note 16)	5,469	5,307
Deferred taxes (Note 15)	991,768	1,332,025
Recoverable taxes (Note 14)	677,232	590,967
Advances to suppliers (Note 21)	760,611	693,490
Judicial deposits (Note 23 (d))	137,060	110,364
Other assets	95,060	145,768
Investment in affiliates	7,506	8,301
Biological assets (Note 18)	3,264,210	3,550,636
Property, plant and equipment (Note 17)	11,841,247	12,979,431
Intangible assets (Note 19)	4,809,448	4,906,443

	22,589,611	24,375,202

Total assets	27,853,536	30,273,856

Fibria Celulose S.A.

Consolidated Balance Sheets at December 31

In thousands of reais	(continued)

	2011	2010
Liabilities and shareholders’ equity

Current
Loans and financing (Note 22)	1,092,108	623,684
Trade payable	373,692	424,488
Payroll, profit sharing and related charges	134,024	121,691
Taxes payable	53,463	63,436
Derivative instruments (Note 11)	128,520
Payable - Aracruz acquisition (Note 35)		1,440,676
Liabilities related to the assets held for sale (Note 36)		95,926
Dividends payable	1,520	266,300
Other payable	142,367	156,135

	1,925,694	3,192,336

Non-current
Loans and financing (Note 22)	10,232,309	9,957,773
Derivative instruments (Note 11)	85,367
Taxes payable	76,510	75,365
Deferred taxes (Note 15)	739,878	1,222,360
Provision for contingencies (Note 23)	101,594	265,392
Other payable	152,509	155,784

	11,388,167	11,676,674

	13,318,861	14,869,010

Shareholders’ equity (Note 26)
Capital (Note 26(a))	8,379,397	8,379,397
Capital reserve	2,688	2,688
Treasury shares	(10,346)	(10,346)
Legal reserves	4,520,290	5,381,771
Other reserves	1,618,824	1,627,903

Equity attributable to shareholders of the Company	14,510,853	15,381,413
Equity attributable to non-controlling interests	28,822	23,433

	14,539,675	15,404,846

Total liabilities and shareholders’ equity	27,853,536	30,273,856

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated Statements of operations and
Comprehensive Income (Loss)

Years Ended December 31

In thousand of reais, except for the income per shares

	2011	2010	2009

Continuing operations

Net revenues (Note 29)	5,854,300	6,283,387	5,292,972
Cost of sales (Note 31)	(5,124,269)	(4,694,659)	(4,555,729)

Gross profit	730,031	1,588,728	737,243

Operating income (expenses)
Selling expenses (Note 31)	(294,928)	(281,428)	(296,974)
General and administrative (Note 31)	(310,425)	(312,316)	(296,123)
Equity in losses of affiliate	(414)	(7,328)	(1,133)
Other operating income (expenses), net (Note 31)	253,395	(7,499)	1,609,016

	(352,372)	(608,571)	1,014,786

Income before financial income and expenses	377,659	980,157	1,752,029

Financial income (Note 30)	217,000	374,426	454,335
Financial expenses (Note 30)	(873,005)	(1,192,532)	(1,318,851)
Result of derivative financial instruments (Note 30)	(276,877)	152,284	210,086
Foreign exchange gain (loss) and indexation (Note 30)	(935,789)	301,604	2,225,965

	(1,868,671)	(364,218)	1,571,535

Income (loss) from continuing operations before taxes on income	(1,491,012)	615,939	3,323,564

Taxes on income
Current (Note 15)	67,835	59,627	(30,660)
Deferred (Note 15)	314,408	(146,924)	(796,529)

Net income (loss) from continuing operations	(1,108,769)	528,642	2,496,375

Discontinued operations
Net income from discontinued operations (Note 36)	240,655	74,512	93,095

Net income (loss)	(868,114)	603,154	2,589,470

Attributable to
Shareholders of the Company - continuing operations	(1,113,277)	524,134	1,836,130
Shareholders of the Company - discontinuing operations	240,655	74,512	93,095
Non-controlling interest	4,508	4,508	660,245

Net income (loss)	(868,114)	603,154	2,589,470

Basic and diluted earnings (loss) per share - continuing operations (in reais) (Note 34)	(2.38)	1.12	7.17
	.
Basic and diluted earnings (loss) per share - discontinuing operations (in reais) (Note 34)	0.51	0.15	0.39

There was no amount of other comprehensive income (loss) for the years ended December 31, 2011, 2010 and 2009 and for that reason a “Statement of Comprehensive Income (Loss)” is not presented.

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statements of Changes in Shareholders’ Equity

In thousands of reais, unless otherwise indicated

					Statutory reserves
							Special reserve	Retained
							for minimum	Earnings
		Capital	Treasury	Other			dividends	(Accumula		Non-controlling
	Capital	reserve	shares	reserves	Legal	Investments	not distributed	ted Losses)	Total	interest	Total

As of December31, 2008	3,052,211	2,688		12,073	248,193	835,241			4,150,406	1,122	4,151,428
Adjustments related to previous years
First-time adoption								2,032,860	2,032,860		2,032,860
Legal reserve appropriation						2,032,860		(2,032,860)

As of January 1, 2009	3,052,211	2,688		12,073	248,193	2,868,101			6,183,266	1,122	6,184,388
Total income and comprehensive income:
Net income and comprehensive income								1,929,225	1,929,225	660,245	2,589,470

Transactions with shareholders:
Capital increase	4,005,091								4,005,091		4,005,091
Acquisition of shares			(756)						(756)		(756)
Issuance of shares	529,843	792,252							1,322,095		1,322,095
Capitalization of reserves	792,252	(792,252)
Realization of revaluation reserve, net of tax				(1,799)				1,799
Fair value of non-controlling interest										2,078,056	2,078,056
Non-controlling interest transaction				1,618,824					1,618,824	(2,720,498)	(1,101,674)
Legal reserve appropriation					25,675			(25,675)
Reserve for minimum mandatory dividends not distributed							121,958	(121,958)
Investment reserve appropriation						1,783,391		(1,783,391)
Others						(1,251)			(1,251)		(1,251)

Total transactions with shareholders	5,264,186		(756)	1,617,025	25,675	1,782,140	121,958	(1,929,225)	1,617,573	(642,442)	975,131

As of December 31, 2009	8,379,397	2,688	(756)	1,629,098	273,868	4,650,241	121,958		15,056,494	18,925	15,075,419
Total income and comprehensive income:
Net income and comprehensive income								598,646	598,646	4,508	603,154

Transactions with shareholders:

Fibria Celulose S.A.

Statements of Changes in Shareholders’ Equity

In thousands of reais, unless otherwise indicated

					Statutory reserves
							Special reserve	Retained
							for minimum	Earnings
		Capital	Treasury	Other			dividends	(Accumula		Non-controlling
	Capital	reserve	shares	reserves	Legal	Investments	not distributed	ted Losses)	Total	interest	Total

Realization of revaluation reserve, net of tax				(1,195)				1,195
Acquisition of own shares for treasury			(9,590)						(9,590)		(9,590)
Minimum mandatory dividends							(121,958)	(142,179)	(264,137)		(264,137)
Legal reserve appropriation					29,932			(29,932)
Investment reserve appropriation						427,730		(427,730)

Total transactions with shareholders			(9,590)	(1,195)	29,932	427,730	(121,958)	(598,646)	(273,727)		(273,727)

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statements of Changes in Shareholders’ Equity

In thousands of reais, unless otherwise indicated

					Statutory reserves
							Special reserve	Retained
							for minimum	Earnings
		Capital	Treasury	Other			dividends	(Accumula		Non-controlling
	Capital	reserve	shares	reserves	Legal	Investments	not distributed	ted Losses)	Total	interest	Total

As of December 31, 2010	8,379,397	2,688	(10,346)	1,627,903	303,800	5,077,971			15,381,413	23,433	15,404,846
Total loss and comprehensive loss
Net income (loss) and other comprehensive income (loss)								(872,622)	(872,622)	4,508	(868,114)

Transactions with shareholders
Capital increase										881	881
Realization of revaluation reserve, net of tax				(9,079)				9,079
Lapsed dividends								2,062	2,062		2,062
Investment reserve appropriation						(861,481)		861,481

Total transactions with shareholders				(9,079)		(861,481)		872,622	2,062	881	2,943

As of December 31, 2011	8,379,397	2,688	(10,346)	1,618,824	303,800	4,216,490			14,510,853	28,822	14,539,675

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated Statements of Cash Flow

Years Ended December 31

In thousand of reais

	2011	2010	2009

Income (loss) from continuing operations before taxes on income	(1,491,012)	615,939	3,323,564

Adjusted by
Income before taxes on income from discontinued operations (Note 36)	364,629	112,897	141,053
Depreciation, depletion and amortization	1,838,827	1,616,705	1,650,820
Depletion of wood from forestry partnership programs	45,368	49,686	25,092
Unrealized foreign exchange (gains) losses, net	935,922	(301,677)	(2,626,572)
Change in fair value of derivative financial instruments	276,877	(152,284)	(148,403)
Equity in losses of affiliate	414	7,328	1,133
Gain on sale of investments (CONPACEL, KSR and Piracicaba)	(532,850)		(33,414)
Accretion of present value - Payable for Aracruz acquisition	40,893	289,830	474,536
Loss (gain) on disposal of property, plant and equipment	(25,361)	17,472	(3,177)
Interest and gain and losses in marketable securities	(178,895)	(199,000)	(172,730)
Interest expense	660,084	743,417	753,658
Change in fair value of biological assets	(145,884)	(92,319)	(551,604)
Gain on remeasurement of the initial interest on Aracruz			(1,378,924)
Provisions and other	124,632	53,282	(41,445)

Decrease (increase) in assets
Trade accounts receivable	160,940	(354,363)	(393,082)
Inventories	(148,446)	(108,392)	67,197
Recoverable taxes	(177,117)	(104,054)	47,367
Related parties	(161)	(5,307)
Other assets/advances to suppliers	63,506	33,027	(68,361)

Decrease (increase) in liabilities
Trade payable	5,916	81,788	(86,474)
Taxes payable	(26,321)	6,574	(69,340)
Payroll, profit sharing and related charges	22,386	5,924	25,734
Other payable	(78,829)	(3,416)	(99,761)

Cash provided by operating activities	1,735,518	2,313,057	836,867

Interest received	198,880	120,848	700,040
Interest paid	(582,047)	(722,305)	(739,683)
Income taxes paid	(4,151)	(15,514)	(7,433)

Net cash provided by operating activities	1,348,200	1,696,086	789,791

Cash flows from investing activities
Installments paid for acquisition of Aracruz	(1,481,569)	(2,533,333)	(1,364,329)
Acquisition of property, plant and equipment and forest	(1,240,189)	(1,066,129)	(1,670,676)
Advance for wood acquisition from forestry partnership program	(176,479)
Marketable securities, net	(56,978)	1,754,560	(2,465,103)
Proceeds from sale of the Guaíba unit			2,273,373
Proceeds from sale of investments (CONPACEL, KSR and Piracicaba)	2,076,143
Proceeds from sale of property, plant and equipment	82,491	19,990	21,084
Derivative transactions settled (Note 11(c))	69,982	24,434	(211,985)
Others	(1,067)	(17,773)	7,336

Fibria Celulose S.A.

Consolidated Statements of Cash Flow

Years Ended December 31

In thousand of reais	(continued)

	2011	2010	2009

Net cash used in investing activities	(727,666)	(1,818,251)	(3,410,300)
Cash flows from financing activities
Borrowings	2,707,265	6,291,579	5,795,100
Repayments - principal amount	(3,109,589)	(6,342,426)	(5,561,399)
Capital increase			2,998,391
Dividends paid	(263,902)
Treasury stock acquisition		(9,590)
Other	17,093	(124)	(40)

Net cash provided by (used in) financing activities	(649,133)	(60,561)	3,232,052

Effect of exchange rate changes on cash and cash equivalents	(20,949)	(31,290)	(124,059)

Net increase (decrease) in cash and cash equivalents	(49,548)	(214,016)	487,484

Cash and cash equivalents at beginning of year	431,463	645,479	157,995

Cash and cash equivalents at end of year	381,915	431,463	645,479

Supplemental non cash flow information
Amount payable for acquisition of Aracruz		1,440,676	3,684,179
Exchange of shares with BNDESPAR for additional acquisition of Aracruz shares			864,020
Capital subscription from the families and the Safra family			173,637

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2011

In thousands of reais, unless otherwise indicated

1                                         Operations

(a)                                  General information

Fibria Celulose S.A. and its subsidiaries (the “Company”, “Fibria”, or “we”) is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in São Paulo and after divesting its paper production activities in 2011, operates a single operational segment: producing and selling short fiber pulp.

The Company’s business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods, as a result of, among other factors: (a) global demand for products from pulp; (b) global production capacity and strategies adopted by the main producers; (c) availability of substitutes for these products; and (d) exchange rates. All these factors are beyond the control of the Company’s management.

The company’s business are operated through the maintenance its own and third-party forest base, plants for manufacturing bleached pulp and a integrated logistic structure for exporting its production, as detailed in topics (b) and (c) below:

(b)                                  Facilities in operation and forest base

The company operates the following facilities as of December 31, 2010 to produce bleached eucalyptus kraft pulp with a total annual capacity of approximately 5.25 million tons:

Pulp production facility	Location (Brazil)	Annual production capacity (tons)

Aracruz	Espírito Santo	2,300,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	550,000

		5,250,000

(*)    Represents 50% of the annual production capacity of Veracel’s pulp mill consistently with the proportional consolidation of the results of operations of Veracel in our consolidated statement of operations.

The production of bleached pulp is performed only from eucalyptus trees which are a variety of high quality hardwood pulp, with short fibers, generally better suited to manufacturing toilet paper, uncoated and coated paper for printing and writing and coated cardboard for packaging. We use different sources to generate thermal and electric energy for our respective operations, including black liquor, biomass derived from wood debarking, bark and scraps.

Fibria produces only hardwood pulp from planted eucalyptus trees therefore its eucalyptus trees are referred as forest, which have an average extraction cycle of between six and seven years and are located in six Brazilian States, consisting of approximately 972 thousand hectares as of December 31, 2011, including reforested and protected areas, as follows (in thousand hectares):

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

	Area of forest	Total area

State
São Paulo	80,224	147,584
Minas Gerais	13,220	27,213
Rio de Janeiro	1,696	3,413
Mato Grosso do Sul	231,405	350,201
Bahia	145,977	279,055
Espírito Santo	96,242	164,949

	568,764	972,415

The forest base of the Losango project in the state Rio Grande do Sul is excluded from the table above as their assets qualify as assets held for sale and are being presented as such as detailed in Note 36.

(c)                                 Logistics

Most of the pulp produced for export is delivered to customers by means of sea vessels on the basis of long-term contracts with the owners of vessels. In October of 2010 was signed a contract for 25 years with STX Pan Ocean Co. Ltd., a company of South Korea, to optimize the international logistics and ensure operational stability and competitiveness. As of December 31, 2011, there were no obligations regarding this contract since freight services have not yet begun.

The company operates in two ports, Santos and Barra do Riacho. The port of Santos is located on the coast of the State of São Paulo and seeps the pulp produced in the Jacareí and Três Lagoas plants and is operated under a concession from the Government of the State of São Paulo to the Companhia Docas of the State of São Paulo - CODESP. Fibria pay fees for the use of terminals auctioned by CODESP.

The port of Barra do Riacho is a port specialized in cellulose and is located approximately three kilometers from Aracruz unit, in the State of Espírito Santo and seeps the pulp produced in the Aracruz and Veracel plants. This port is operated by a company controlled by Fibria (which has a 51% interest in the share capital) denominated Portocel - Terminal Especializado Barra do Riacho S.A. Portocel operates under authorization of the federal government through a contract signed on November 14, 1995.

These port operations do not fall within the scope of ICPC 01/IFRIC 12.

(d)                                 Non current assets held for sale

During the years presented the Company approved and consummated the sale of certain cash generating units (CGUs) and certain assets. The following table summarizes the assets and CGUs for which its sale was approved, as from when are considered as assets held for sale and/or discontinued operations and when the sale was consummated.

CGU/Asset	Reference	Classification for accounting purposes	Date when classified for accounting purposes	Date when the sale was consummated

CONPACEL CGU	Note 36(a)	Assets held for sale and discontinued operations	December 2010	January 2011
KSR CGU	Note 36(b)	Assets held for sale and discontinued operations	December 2010	February 2011
Piracicaba CGU	Note 36(b)	Assets held for sale	June 2011	September 2011
Losango project assets	Note 36(c )	Assets held for sale	June 2011	Not yet sold

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

(i)                                    Sale of CONPACEL, KSR and Piracicaba

On December 21, 2010, the Board of Directors approved the disposal of its CGUs: Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora, The CONPACEL pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 kilotons and a paper mill with an annual production capacity of 390 kilotons, and approximately 71 thousand hectares of timberland, 30 thousand hectares of protected forest, a distribution business unit which operates 19 branches throughout Brazil and a distribution warehouse in the State of São Paulo.

The Company concluded the sale of the net assets of CONPACEL and KSR on January 31, 2011 and February 28, 2011, respectively, for an aggregate sale consideration of R$ 1.5 billion, through the execution of the sales and purchase agreement with Suzano Papel e Celulose S.A. (“Suzano”), meeting the terms and conditions precedent of the S&P agreement and through the payment of sale price by Suzano.

CONPACEL and KSR met the definition of discontinued operations as from December 2010 and are presented as such in these consolidated financial statements.

The Company also concluded the sale of the net assets of the CGU Piracicaba on September 29, 2011, which consists of a plant to produce thermal papers, coated and carbonless, located at the Piracicaba City, in the State of São Paulo, with an annual capacity over than 160 thousand tons, to Oji Paper CO., LTD. (“Oji”) for an aggregated sale consideration of US$ 313 million, equivalent to R$ 567,375 at that date. The sale was consummated through the transfer of the net assets of the unit to Piracicaba Indústria de Papéis Especiais e Participações Ltda and the subsequent sale of the quotas of such entity to Oji.

The disposal of these CGUs is consistent with the Company’s strategy of concentrating activities in the pulp business and strengthening the Company’s strategic focus in the pulp market. The Company had used the proceeds to reduce its debt levels. Information on the assets, liabilities, result and cash flows of the CGUs sold are presented in Note 36.

(ii)                                Losango Project - Asset held for sale at December 31, 2011

Following the approval by management on June 30, 2011 to divest the Losango project assets, and with specific program in place to identify a potential buyer, the Company had classified the assets as held for sale and the details are presented in Note 36.

(e)                                 Companies merged and liquidated

During the years ended on December 31, 2011, 2010 and 2009, management undertook certain corporate reorganizations in order to optimize the organizational structure of Fibria, which include the merger and/or liquidation of direct or indirect subsidiaries, in Brazil and abroad. The following is a summary of events occurring during the years ended:

Company	Country	Relationship	Date of merger or beginning of liquidation	Interest on share capital (%)

Liquidation

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

Company	Country	Relationship	Date of merger or beginning of liquidation	Interest on share capital (%)

Aracruz Trading	Panamá	Subsidiary	February 2010	100
Aracruz International Financial	Cayman	Indirect subsidiary	October 2010	100
Ara Pulp Com. Imp. Exp. Unipessoal Lda.	Portugal	Subsidiary	December 2010	100
VCP North America	United States of America	Indirect subsidiary	June 2011	100
Riocell Trade	Isle of Man, UK	Indirect subsidiary	September 2011	100
Riocell Limited	Guernsey	Subsidiary	September 2011	100

Merger
Alícia Papéis S.A.	Brazil	Subsidiary	September 2010	100
Mucuri Agroflorestal Ltda.	Brazil	Subsidiary	July 2011	100

Arapar S.A. (*)	Brazil	Subsidiary	December 2009	100
São Teófilo Representações e Participações S.A. (*)	Brazil	Subsidiary	December 2009	100
Aracruz S.A. (*)	Brazil	Subsidiary	December 2009	100

(*) See Note 2(g) below.

The companies that were liquidated did not have any significant assets or liabilities and as a result there were no significant impacts on the results of Fibria.

The following is a summary of the book value of the companies merged, which were reflected in their individual standalone balance sheets:

(i)                                   Alícia Papéis S.A. merged on with Fibria Celulose S.A

Assets
Current
Trade accounts receivable - related parties	238,230
Recoverable taxes	5,860

244,090

Non current
Recoverable taxes	4,680
Property, plant and equipment	2,978,754

2,983,434

Total assets	3,227,524
Liabilities and shareholder’s equity
Current
Debts with related parties	22,546

Shareholder’s equity
Capital	1,826,202
Profit reserve	1,378,776

3,204,978

Total liabilities and shareholder’s equity	3,227,524

(ii)                               Mucuri Agloflorestal S.A. merged with Fibria Celulose S.A.

Assets
Current
Cash and cash equivalents	41

Non current
Other assets	5,958
Property, plant and equipment	70,175

76,133

Total assets	76,174
Liabilities and shareholder’s equity
Shareholder’s equity
Capital	78,300
Accumulated losses	(2,126)
76,174

Total liabilities and shareholder’s equity	76,174

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

Additionally, a difference between its carrying amount and the fair value of land held by Mucuri Agroflorestal was recognized during the Aracruz’s acquisition, in the amount of R $ 478,924, which was recorded as part of fixed assets, as per Note 17.

(f)                                  Change in the international corporate structure

In November 2011, management of Fibria approved, subject to certain conditions been met, a project for a corporate restructuring of its international activities, which considers transferring the current commercial operational, logistics, administrative and financial operations of Fibria Trading International Kft. to another subsidiary of Fibria.

The international corporate reorganization restructuring includes different stages and its final completion is expected to be around December 2013. However, the implementation of the restructuring planned depends on approval of the local authorities of each country involved. Additional information is presented in Note 15(e).

(g)                                Acquisition of Aracruz shares

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

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

to Article 256 of the Brazilian Corporate Law. Consequently, the last day in which Aracruz’s shares were traded on BM&FBOVESPA and on NYSE was November 17, 2009. The Aracuz’s shares originally held in custody for Aracruz’s ADS were exchanged for the Company’s common share.

The effects of this business combination are presented in Note 38.

(h)                                Sale of the Guaíba unit

On December 15, 2009, the Company concluded the sale to Empresas CMPC S.A., a company based in Santiago, Chile, of all of the assets encompassing industrial installations, land and forests, of its Guaíba unit, located in the municipality of Guaíba in the state of Rio Grande do Sul. The sale price agreed was R$ 2,416,000, which generated a capital gain of R$ 33,414.

During the year 2009, net revenues and cost of sales of the Guaíba unit were R$ 428,339 and R$ 343,640, respectively, and represented 9% of the Company’s gross profit.

2                                        Presentation of Financial Statements and Significant Accounting Practices

2.1                              Presentation of financial statements

(a)                                Consolidated financial statements

The company’s consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements as of and for the year ended December 31, 2010 were the first financial statements presented in accordance with IFRS prepared by the Company. The main differences between the accounting practices previously adopted in Brazil (the “BR GAAP”) and United States of America and IFRS, including the reconciliation of shareholders’ equity and net income as of December 31, 2010 and 2009, are described in Note 39 - First-time Adoption of IFRS.

(b)                                Approval of the financial statements

The financial statements were approved by the Board of Directors in January 30, 2012.

2.2                              Consolidation

2.2.1                    Consolidated financial statements

(a)                                Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Group has the power to govern the financial and operating policies of the entity, generally reflecting a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that are currently exercisable

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

or convertible are considered when assessing whether Fibria controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases.

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

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss of value (impairment) of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(b)                                Affiliate companies

Affiliates are all entities over which the company has significant influence but not control or joint control. Investments in affiliates are accounted under the equity method and are initially recognized at cost value.

Fibria interest in profits or losses of its post acquisition affiliate is recognized in the statement of operations and their participation in the post acquisition reserves moving is recognized in reserves. The post- acquisition cumulative movements are adjusted against the carrying amount of the investment. When Fibria’s share of losses related in an affiliate is equal to or greater than its participation in the affiliate, including any other receivables, the company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the affiliate.

Unrealized gains from transactions with affiliate companies are eliminated in the same portion to the interest. Unrealized losses are also eliminated unless the transaction provides evidence of a loss (impairment) of the asset transferred. The accounting policies of subsidiaries are adjusted, when necessary, to ensure consistency with the accounting policies adopted by Fibria.

The dilution gains and losses on shareholdings in associate are recognized in the statement of operations.

At December 31, 2011 and 2010 and during the years presented Fibria has exclusively participation in the affiliate Bahia Produtos de Madeira S.A. (previous called Aracruz Produtos de Madeira S.A.), which was included in the consolidated financial statements as an investment accounted for following the equity method under the line “Investment in affiliate” considering that the Company has significant influence over it.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

(c)                                 Companies included in the consolidated financial statements

The subsidiaries included in the consolidation are as follows:

	Percentage of total capital
	2011			2010
	Direct	Indirect	Total	Total

Companies located in Brazil
Normus Empreendimentos e Participações Ltda.	100		100	100
Fibria-MS Celulose Sul Mato-Grossense Ltda.	100		100	100
Fibria Terminais Portuários S.A.	100		100	100
Projetos Especiais e Investimentos S.A.	100		100	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51		51	51
Veracel Celulose S.A. (ii)	50		50	50
Asapir Produção Florestal e Comércio Ltda. (ii)	50		50	50
Mucuri Agroflorestal S.A. (i)				100

Abroad
VOTO - Votorantim Overseas Trading Operations IV Limited (ii)	50		50	50
Fibria Trading International KFT.	48.3	51.7	100	100
Fibria Overseas Holding KFT.		100	100	100
Newark Financial Inc.	100		100	100
Fibria Overseas Finance Ltd.	100		100	100
Fibria International GMBH.		100	100	100
Fibria Celulose (USA) Inc.	100		100	100
Fibria (Europe) S.A.		100	100	100
VCP North America Inc. (i)				100
Riocell Limited (i)				100
Riocell Trade S.A. (i)				100

(i)        Companies liquidated/merged as detailed in Note 1(e).

(ii)     Companies proportionally consolidated

2.3                              Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board of Executive Officers, the chief operating decision-maker, who is responsible for allocating funds, making strategic decisions and assessing performance.

2.4                              Foreign currency translation

(a)                                Functional and presentation currency

The Brazilian real (“real”, “reais” or “R$”) is the functional currency of the Company and all its subsidiaries, and is also the currency used for the preparation and presentation of the consolidated financial statements of the Company.

(b)                                Transactions and balances

Foreign currency operations are translated into the functional currency in which the items are measured utilizing the exchange rates at the transaction or evaluation dates. The foreign exchange gains and losses resulting from the settlement of these transactions and from the conversion of monetary assets and liabilities denominated in foreign currency at the exchange rates in effect at the balance sheet dates are recognized in the statement of operations.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

Foreign exchange gains and losses relating to loans and cash and cash equivalents denominated in foreign currency are presented in the statement of operations as “Foreign exchange gain (loss) and realized and unrealized gain (loss) on swaps and trading securities, net.

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

2.6                              Financial assets

2.6.1                    Classification

The Company classifies its financial assets into the following categories: (a) held for trading, and (b) loans and receivables. The classification depends on the purpose for which the financial assets were acquired.

(a)                                Held for trading

The financial assets held for trading reflect their active and frequent trading, mainly, in the short term. These assets are measured at fair value, and the changes in fair value are recognized in the statement of operations under “Financial income” or “Financial expenses”.

(b)                                 Loans and receivables

Loans and receivables have fixed or determinable payment terms and are not quoted in an active market. Loans and receivables are adjusted based on the effective rate of the transaction. The effective rate is that defined in the contract as adjusted by the related costs of each transaction.

(c)                                  Fair value

The fair value of investments with publicly-available quotations is based on current market prices. With respect to financial assets without an active market, the Company establishes the fair value through valuation techniques. These techniques include the comparison with recent third-party transactions, reference to other instruments which are substantially similar, the analysis of discounted cash flows and option pricing models.

The Company periodically assesses whether there is objective evidence to indicate that a financial asset has been recorded at an amount greater than its recoverable amount. When applicable, an impairment provision is made.

2.6.2                   Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date - the date on which Fibria commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not measured at fair value through profit or loss. Financial assets

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

measured at fair value through profit or losses are initially recognized at fair value, and the transaction costs are recorded in the statement of operations. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership. Financial assets measured at fair value through profit or losses are subsequently recorded at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

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

•             Fibria, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

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

The amount of the loss is measured as the difference between the asset’s book value and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The book value of the asset is reduced and the loss is recognized in the statement of operations. If a loan t has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, Fibria may measure impairment on the basis of an instrument’s fair value using an observable market price.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of operations.

2.7                              Derivative instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded in the statement of operations. Even though the Company uses derivatives to mitigate risks, hedge accounting has not been adopted in the periods presented. The fair value of derivative instruments is disclosed in Note 11.

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

The provision for impairment is established when there is direct evidence that Fibria will not be able to collect all the amounts due in accordance with the original terms of the accounts receivable. The calculation of the provision is based on a reasonable estimate to cover expected/probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees, consistent with the impairment policy for financial assets recorded at amortized cost.

In performing such analysis of impairment the Treasury of Fibria on a monthly basis, examines the maturity of domestic and foreign customers and identifies those customers that presents bills over due and assesses the specific situation of each client, as well as exercises judgment about the risk of loss involved, considering the existence of contracted insurance, letters of credit, existence of collateral, the customer financial situation, and the status of legal processes in the event of execution. As result of this analysis management establishes a percentage that is applied to the outstanding balances due by the client and determines the amount to be recorded as impairment.

The constitution and reversal of provision for trade receivables are recorded as “Selling expenses” in the statement of operations.

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

Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less the applicable variable selling expenses.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

2.10                       Income tax and social contribution

The tax expense for the year comprises current and deferred tax. Tax is recognized in the statement of operations, except to the extent that it relates to items recognized in other comprehensive income, directly in shareholders’ equity. In this case the tax is also recognized directly in shareholders’ equity in other comprehensive income.

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

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by Fibria and it is probable that the temporary difference will not be reversed in the foreseeable future.

2.11                       Intangible assets

(a)                                Goodwill

Goodwill represents the positive difference between the cost of an acquisition and the net amount of the fair value of assets and liabilities of the acquired entity. Goodwill of subsidiaries is recorded as intangible assets. The goodwill is tested on an annual basis, at least, to verify probable losses from impairment and recorded at cost less the accumulated losses from impairment, which are not reverted. The gains and losses on the disposal of an entity include the book value of the goodwill related to the entity sold.

Goodwill is allocated to CGUs or groups of CGUs. The allocation is made to the CGUs which will benefit/from the business combination originating the goodwill.

(b)                                Database

The database corresponds to the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

The database is recognized at the fair value at the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the statement of operations in “Other operating income (expenses), net”.

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

(e)                                 Development and implementation of systems (software)

The costs associated with the maintenance of software are recognized as expenses, as incurred. The costs directly attributable to the development and testing of identifiable and unique software, controlled by Fibria, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) it can be sold or used; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Other development expenditures which do not meet these criteria are recognized as expenses, as incurred. The development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

The software development costs are amortized over their estimated useful lives at the annual rate of 20%.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

2.12        Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are listed in Note 17. Land is not depreciated.

The cost of major renovations is added to the book value of the asset if the future economic benefits exceed the standard of performance standard initially estimated for the asset.

Renovations are depreciated over the remaining useful life of the related asset. Repairs and maintenance expensed when incurred.

Financial charges are capitalized during the period necessary to execute and prepare the asset for its intended use.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset’s book value is immediately written down to its recoverable amount if it is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as “Other operating income (expenses), net” in the statement of operations.

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

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately six to seven years.

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

The Company has a policy of carrying out semi-annual appraisals of the fair value of these assets.

2.15                       Business combination

The purchase method is used to account for the acquisition of subsidiaries by Fibria. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling interest in the company acquired is valued at the fair value of the total net assets or at the relevant portion of the fair value of the company’s net identifiable assets. The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill (Note 2.11(a)) and, if lower, is recorded as an bargain purchase gain in the statement of operations on the acquisition date.

For transactions in which the Company acquires a controlling equity interest in a company where it already held an equity interest immediately prior to the acquisition date, this initial equity interest is revalued to fair value on the acquisition date and, if there is a gain, it is recognized in the statement of operations.

2.16                       Impairment of non-financial assets

Non-financial assets with indefinite useful lives, like goodwill, are not subject to amortization and are tested for impairment at least annually.

Management reviews annually, or in a shorter period when circumstances dictate, the book value of non-financial assets subject to amortization, to assess events or changes in economic, operating or technological circumstances that might indicate an impairment of the recoverable amount of such assets.

Whenever such evidence is identified and the book value exceeds the recoverable amount, a provision for impairment is recorded to adjust the book value to the recoverable amount. The recoverable amount is the higher between the value in use and the fair value less cost to sell.

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

2.18                       Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred, if significant, and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the statement of operations over the period of the loans and financing using the effective interest method.

Costs of loans and financing directly attributable to the acquisition, construction or production of a qualifying asset are an integral part of the cost of such asset. Other costs of loans and financing are recognized as expenses, on the accrual basis.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

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

2.20                       Benefits to management and employees

(a)                                Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, classified as defined contribution plans. It consists in a pension plan under which the Company pays fixed contributions to a separate entity and has no legal liabilities for making additional contributions if the fund does not have sufficient assets to honor the benefits related to employee service for the current and previous period.

Regular contributions represent net costs and are recorded in the statement of operations in the period in which they are due.

(b)                                Health care (post-retirement)

Some of the companies of Fibria used to offer post-retirement health care benefits to their employees, under a policy which has now been discontinued. This policy established a lifetime benefits concession to a predetermined group of employees. This benefit is closed to new participants and there are no active employees who can opt for it.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow, utilizing the discount rate as informed in Note 27(c).

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in income.

The changes in the present value of the plan are immediately recognized in the statement of operations.

(c)                                 Profit-sharing

Fibria recognizes a liability and an expense for profit-sharing in the statement of operations. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded in the statement of operations as salary expenses.

(d)                                Share-based compensation

The Company offers a compensation plan referenced to the appreciation in value of its shares, based on a predetermined price and maturity. The plan consists of cash payments, not involving therefore the issue and/or delivery of shares for purposes of the plan. The Company’s CEO and Executive Directors are eligible for the plan.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

The obligations are recorded as a provision for amounts payable to the directors, with a corresponding entry to the statement of operations, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is remeasured at each reporting period.

2.21                       Contingent assets and contingent liabilities and legal obligations

The accounting practices for the accounting and disclosure of contingent assets and contingent liabilities and legal obligations are as follows: (a) contingent assets are recognized only when there is evidence that realization is virtually certain, or favorable, final and unappealable court decisions have been obtained. Contingent assets with probable success are only disclosed in the notes to the financial statements; (b) contingent liabilities are provided to the extent that the Company expects that is probable that will disburse cash. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss in these processes is possible, a description of the processes and amounts involved is disclosed in explanatory notes. Labor proceedings are provisioned based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed; and (c) legal obligations are accounted for as payables.

2.22                       Revenue recognition

Fibria recognizes revenue when: (a) the amount of revenue can be reliably measured; (b) it is probable that future economic benefits will flow to the entity; and (c) when specific criteria have been met for each of the Company sales including transfer of property and of the risk of the product to the client, evidence of the risk of the transaction having been transferred based on the specific Incoterm (pre-defined commercial terms published by the International Chamber of Commerce) used and confirmation of available credit by the customer in order for the sale to be consummated. Revenue is the net amount after deduction of taxes, discounts and sales returns.

(a)                                Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)            Pulp - domestic market - sales were mainly made on credit, payable in a average period of 30 to 40 days. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or on its own premises.

(ii)           Pulp - export market - export orders are normally supplied from own or third party warehouses located near strategic markets. Revenue is recognized when the risk of ownership of the pulp has been transferred to the client in accordance with the specific terms of the transaction. Export sale agreements generally establish transfer of risk based on Incoterms (2010) and the moment of transfer of risk as per the corresponding Incoterm is the moment on which revenue is recognized.

Previously to the CONPACEL, KSR and Piracicaba sale, as described in Note 1 (d), Fibria operated in the paper segment and recognized sales from this segment as follows:

(iii)          Paper - domestic market - sales were made at sight or on credit (usually payable in 30, 60 or 90 days). Revenue recognition is consistent to the criteria that the Company applies for the pulp sale in the domestic market.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

(iv)                              Paper - export market - export orders were normally supplied from own or third party warehouses located near strategic markets. Revenue is recognized when the products are delivered to the carrier and risk and benefits transferred to the customer.

(b)                                 Financial income

Financial income is recognized on the accrual basis, using the effective interest method, and to the extent that realization is expected.

2.23                        Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in Fibria’s financial statements at year-end based on the by-laws. Any amount that exceeds the minimum mandatory dividend is only provided on the date it is approved by the shareholders at the general meeting.

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

The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized against income. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized.

The depreciation of an asset (or group of assets) stops when it is classifies as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately and are not offset and presented as a single amount.

The effects on the statement of operations and the cash flow statement from the discontinued operations are presented separately from the continuing operations, including the related income taxes and any impairment expense, if applicable. The operating, investing and financing cash flows related to the discontinued operations are presented in Note 36.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

2.25                        New standards, amendments and interpretations

Standards, amendments and interpretation that are not yet effective

Below is a list of standards/interpretations that have been issued and are effective for future periods. The Company has not early adopted these standards/interpretations. We highlight that there are no IFRSs or IFRICs, including improvements to them, that are effective for initial adoption in the financial year ended December 31, 2011 and that are relevant to Fibria.

•             IAS 28 - “Investments in Associates and Joint Ventures”, IFRS 11 - “Joint Arrangements” and IFRS - 12 “Disclosure of Interests in Other Entities”, all issued in May, 2011. The main change introduced by these standards is that proportional consolidation is no longer possible for entities whose control is shared through an agreement between two or more parties, and that are classified as a joint venture.

IFRS 11 establishes two types of categories for join agreements:

•             “Joint Operations” - a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement.

•             “Joint Ventures”- a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

IFRS 12 requires an entity to provide qualitative disclosures regarding interests in subsidiaries, joint agreements and in non consolidated entities that include disclosure of the judgments and significant assumptions used in order to determine whether the entity controls or has significant influence or those used in order to classified the joint agreements between “Joint Operations” and “Joint Ventures” as well as other disclosures with respect to the nature and extension of significant restrictions and risks associated with such entities. The standard is effective for annual periods beginning on or after January 1, 2013.

Management believes that these standards will not have a significant impact on its financial statements.

•             IFRS 7 - “Financial Instruments - Disclosures”, issued in October 2010. The change in the standard on disclosure of financial instruments seeks to promote transparency in the disclosure of financial asset transfer transactions, improve user’s understanding of the exposure to risk in these transfers, and the effect of these risks on the balance sheet, particularly those involving the securitization of financial assets. The standard is applicable to fiscal years starting on or after July 1, 2011. Management does not expect significant impacts on its financial statements.

•             IFRS 9 - “Financial Instruments”, issued in November 2009. IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 maintains, but simplifies the measurement model and establishes two major measurement categories for financial assets: amortized cost and fair value. The basis for the classification depends on the entity’s business model and the contractual characteristics of the cash flow of financial assets. The guidance included in IAS 39 on impairment of financial assets and hedge accounting continues to be applied. Prior periods need not be resubmitted if the entity adopts the standard for the periods started or starting before January 1, 2012. The standard is applicable as from January 1, 2013. It is currently not expected to have any significant impact on consolidated entity’s financial information.

•             IFRS 10 - “Consolidated Financial Statements”, issued in May 2011. This standard is based on principles related to the identification of the concept of control as the key factor in determining when an entity should be consolidated in the financial statements. The standard establishes an additional guidance to assist in determining control when there are doubts in such evaluation. The standard is

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

applicable as from January 1, 2013. It is not currently expected to have any impact on the consolidated financial information based on the current interest in other entities held by the Company.

•             IFRS 13 - “Fair Value Measurement”, issued in May 2011. The standard’s objective is to improve consistency and reduce the complexity of the disclosures required the IFRSs. The requirements do not increase the use of fair value in accounting, but provides guidance as how it should be applied when its use is required or allowed by another standard. The standard is applicable as from January 1, 2013, and there is an exemption for the application of the new disclosure requirements for comparative periods. It is not currently expected to have any significant impact on consolidated entity’s financial information.

•             IAS 19 - “Employee Benefits”, issued in June 2011. The change in the standard will affect mainly the recognition and measurement of defined benefit pension plans and disclosure of employee benefits. The standard is applicable as from January 1, 2013. These changes will not affect the accounting of the liabilities of the SEPACO plan, as defined in Note 2.20(b).

3                                         Critical Accounting Estimates and Assumptions

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

(a)                                 Business combinations and goodwill impairment

In a business combination, the identifiable assets acquired and liabilities assumed are measured at its fair value on the acquisition date. The non-controlling equity in the company acquired is valued at the fair value of this equity or at the relevant portion of fair value of the company’s net identifiable assets. The measurement of these assets and liabilities, on the acquisition date, is subjected to its recoverability analysis, including estimate future cash flows, fair value, credit risk and others, and it could be significant different from actual results.

Annually or more frequenty if there is any change in circumstances that may result in a reduction of the recoverable amount of cash-generating units for which there is goodwill allocated, the Company performs impairment test of goodwill, following the accounting policy described in Note 2.16. The recoverable amount of UGCs is determined based on calculations of the value in use, which involves significant estimates (Note 37).

(b)                                 Income tax and social contribution

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase.

As further disclosed in Note 15(e) in November 2011 the Company decided to transfer certain operations between subsidiaries outside Brazil which resulted in uncertainties with respect to the realization of deferred tax assets recorded by the subsidiary affected by the restructuring and, therefore, it realization cannot no longer be considered probable. Ultimate realization of deferred tax assets by such subsidiary ultimately depends on the level of taxable income of such entity through December 2013 which resulted in the recognition of loss for the reduction of deferred tax assets of R$ 200,711.

(c)                                  Benefits to employees

The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. Among the assumptions used in determining the net cost (revenue) for the actuarial obligations balances, is the discount rate.

The liability for stock-based remuneration is recorded at its estimated fair value which is calculated by the company using the Binomial Tree model-Trinomial. Any changes in the assumptions used for calculating the liability will affect the amount recorded at the balance sheet date.

(d)                                 Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. The Company also uses its judgment to define scenarios and figures presented in the sensitivity analysis included in Note 5.

Any changes to the assumptions used for calculations involving the fair value of financial instruments could dramatically affect the financial position of the Company.

(e)                                  Biological assets

The fair value of biological assets calculation takes into consideration various assumptions with a high degree of judgment, as the sales price, cubic volume of wood and/or the annual average harvest for each region. Any changes in these assumptions used, would change the discounted cash flow result and, consequently cause the appreciation or devaluation of these assets.

(f)                                   Revenue recognition and accounts receivable

The Company recognizes revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of tax deductions, discounts and sales returns.

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices to be individually reviewed by the legal, collection and credit departments, in order to determine the amount of the probable expected losses.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

(g)                                 Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount. During the year ended December 31, 2011 the Company performed impairment tests as detailed in Note 37.

(h)                                 Contingent liabilities

The Company is currently involved in certain labor, civil and tax proceedings. The provision for contingencies are recorded based on management’s evaluation and on the advice of internal and external legal counsel, and are subjected to a high level of judgment.

4                                         Risk Management

During 2011 following the commitment of Fibria with good governance practices the Governance, Risks and Compliance area was established which accumulates the activities of the risk management, internal controls, internal audit and ombudsman areas. The objective was to promote the synergy between the areas, to contribute with value creation for the business and mainly, to strengthen governance of the company. The new area reports directly to the CEO and its processes are monitored by the Audit and Risks Committee, an advisory body of the Board of Directors.

The risk management process of Fibria classifies the risks inherent to its business in the following categories:

(a)                                 Market risk - a detail of the policies for managing market risk is included in Note 4.2.1 (a).

(b)                                 Credit risk - a detail of the policies for managing credit risk is included in Note 4.2.1 (b).

(c)                                  Compliance risk: corresponds to legal or regulatory penalties, financial losses or reputational damage that the Company may face due to a regulatory noncompliance. In order to manage this risk, the Company continually monitors compliance with laws, standards and regulations, implements contingency plans and segregation of duties in order to avoid conflicts of interest and to facilitate the assessment of risk and the related internal controls of the Company. These assessment includes assessment of environmental, labor and tax risks. The monitoring process if documents and reported to senior management.

(d)                                 Operational risk: results from the lack of consistency or adequacy of information systems, of processing and operational control, from failures in the management of assets or in the internal controls fund management, or from frauds that affect the activities of the Company.

One of the steps in the process of managing the operational risk of Fibria, which is managed through matrixes, is a materiality analysis and a analysis of the strategies of the Company in order to design controls and specific monitoring actions for the for the most significant accounts and processes. The Company has improved risk management with a control assessment tool which facilitates assessing the effectiveness of the control, generating reports and and correcting deviations identified in the processes.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

The area responsible for compliance operates along with the corresponding business areas in order to comply with internal controls through the monitoring of processes which results in a mitigating factor for operational risk.

(e)                                 Event risk: results from internal and external events that affect the reputation and sustainability of the Company, such as those caused by climate change, social movements or trade unions, shutdown of facilities, layoffs, leak of sensitive information, etc. The Company continually monitors its relationships in an effort to anticipate potential risks. Fibria has a workstream to manage all strategic risks of which the Company is exposed. The ERM (Enterprise Risk Management) project was launched in 2010 and currently comprises the analysis, evaluation, monitoring and treatment of strategic risks. For those risks defined as a priority (high level of potential impacts and of probability of occurrence) different workstreams have been put in place by the Company for which action plans and indicators (KRI’s - key risk indicators) have been developed.

4.1                              Environmental risks

(a)                                Risks associated with climate change

There is a risk exposure due to climate change, which can affect the equilibrium of ecosystems, the productivity of the forest and the availability of water and energy for the factories.

Fibria adopts a cautionary approach in the managing and operating its industrial and forest activities, through the adoption of controls and monitoring of production, such as agronomic studies, genetic improvement in the production of eucalyptus that contemplates the adaptation of species in different climatic conditions, monitoring of water consumption in forested areas, among others.

(b)                                Environmental risks

Management of water resources - Fibria constantly monitors the situation in the watersheds where it operates, in order to be able to take proper measures if changes in water quantity or quality t might be the effect of the Company’s forest management. Use of water by the factories is based on proper licences obtained and follows with the environmental legislation of each location and the licensing requirements of each plant.

(i)                                    Forest protection - protection of the forests against pests, disease, weeds and fires is based on a strategy involving continuous cycles of prevention, monitoring and control. The Company has ongoing efforts to select and plant increasingly resistant plant strains, and is also concerned with preserving an ecological balance and acquiring know-how to improve its forest management.

(ii)           Biodiversity - the company’s forestry activities are licensed by the relevant regulatory bodies and are socio environmental planning activities are performed. Relevant areas of native forest species are interspersed with eucalyptus plantations. Fibria tries to maintain its protected areas in the legal form of Legal Reserves, Permanent Preservation Areas (APPs) and Private Natural Heritage Reserves (RPPNs) through the protection, restoration, management and integration of those areas with its forest activities. The Company also seeks to minimize external factors and degradation factors that may affect these areas.

(iii)          Waste - Fibria is undertaking efforts to use pulp production waste by transforming them in products that can be used in the forestry area. This practice generates both environmental and economic gains, with reduction in disposal of waste in landfills and replacing supplies with reutilized waste in the silviculture operations.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

(c)                                 Impacts on communities

Fibria maintains contact with communities from different economic, social and cultural backgrounds, which are affected positively or negatively and in varying degrees by the cultivation of eucalyptus. In order to nurture a positive relationship with all of them, the Company has developed a plan for relationship with the communities which is revised annually, in which these neighboring population are classified based on the intensity of the relationship with the Company. The relationship model is implemented in all the forestry operations with respect to the silviculture and harvest activities. Participation is open to all members of the relevant who are invited to participate in each meeting.

(d)                                Contracting with suppliers

In order to mitigate the risk of hiring child or forced labor by its suppliers Fibria requires its supplies to provide a formal declaration with respect to this matter.

Two other mandatory contracting requirements are compliance by the supplier with the environmental policies of Fibria and with the criteria for safe transportation (Safe Road Program). All contracts with suppliers and other business partners incorporate the Fibria Code of Conduct or refer to it. The Code reinforces the prohibition of discriminatory practices or violation of existing legislation.

The process to approve suppliers is performed every two years.

4.2                              Financial risks

4.2.1                    Factors of financial risks

Fibria’s activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of Fibria’s sales are denominated in U.S. dollars, while its costs are predominantly incurred in reais. Accordingly, there is a currency mismatch between Fibria’s costs and revenues.

Fibria’s overall risk management program focuses on minimizing, mitigating or transferring exposures to market risks. In this context, derivatives are used exclusively for economic hedge purposes as follows: (a) cash flow hedge against currency mismatching, (b) cash flow hedge of debt and interest payments against interest and exchange rate volatility, and (c) hedge against volatility in the price of pulp or other risk factors.

Risk management is carried out by a central Treasury department following policies approved by the Board of Directors. The control of risks and monitoring of compliance with the policies is performed by the Governance, Risks and Compliance area, which reports directly to the CEO and to the Finance Committee and has independence to report non-compliance with the policies, to measure and to assesss market risks. The Governance, Risk and Compliance area monitors all market risk exposures and compliance with the policies. Group Treasury identifies, evaluates and hedges financial risks following the policies established. The Board of Directors reviews on an annual basis the policies and principles for the overall risk management, definition of the areas involved, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2011

In thousands of reais, unless otherwise indicated

Policies for the use of derivative financial instruments

On December 15, 2011 the Company’s Board of Directors approved the annual revision of the Market Risk Management Policy. The use of derivative instruments should follow such policy. The use of derivative instruments is in management view conservative and every derivative contracted be matched to an underlying risk generated by a hedged item which results from operational transactions, from the price of commodities or from debt. Accordingly, derivative transactions are only permitted if related to an existing exposure (hedge) and leveraged financial instruments are not allowed.

(a)                                Market risk

It is related to changes in prices or rates including interest rates, exchange rates and commodities prices. These changes may affect the expected return of an investment, of a financial investment, of revenue of probable sales, of the cash flow and fair value of principal and interest on debts. Indicators were developed to measure those risks. A internal assessment tool was developed to measure those risks. One internal tool was developed to assess the impacts of stress cenarios and and to perform sensitivity analysis and analysis of gaps. The Ebitda@Risk tool was implemented, which is a Monte Carlo simulation of the more significant inputs that impact the cash generation of the Company (exchange rate, commodity price and volume produced) and results in testing of different possible hedge alternatives. The Governance, Risk and Compliance area developed a compliance tool to monitor compliance with the approved policies.

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

The following table presents the carrying amount of the assets and liabilities denominated in the U.S. dollars:

	2011	2010

Assets in foreign currency
Cash and cash equivalents (Note 9)	318,926	353,957
Derivative instruments (Note 11)		132,972
Trade accounts receivable (Note 12)	916,391	942,916

	1,235,317	1,429,845

Liabilities in foreign currency
Loans and financing (Note 22)	8,961,331	8,214,267
Trade payables	35,676	27,734
Derivative instruments (Note 11)	213,887

	9,210,894	8,242,001

Asset (liability) exposure	(7,975,577)	(6,812,156)

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

The Company calculates its net exposure to each risk factor. When the risk factor is a exposure to U.S. dollar or euro, maximum hedge limits are determined for exposures for periods up to 18 months being required the recommendation of the Finance Committee to hedge transactions for periods between 12 to 18 months.

The Company’s exposure to foreign currency generates market risks associated with changes in the exchange rates. Liabilities in foreign currency include loans obtained, mainly, in U.S. dollars. The majority of the Company’s sales abroad are denominated in U.S. dollars, while the sales of pulp in Brazil are in reais, however they are closely related to the U.S. dollar. Accordingly, the Company’s liabilities act as a natural hedge for currency exposure in relation to export revenue, mitigating the mismatch between assets and liabilities.

(ii)                               Cash flow and fair value interest rate risk

As Fibria has no significant interest-bearing assets, Fibria’s net income and operating cash flows are substantially independent of changes in market interest rates on such assets.

Fibria’s interest rate risk arises from its debt. Loans issued at variable rates expose Fibria to cash flow interest rate risk. Loans issued at fixed rates expose Fibria to fair value interest rate risk.

Fibria’s policy on the use of derivatives establishes that, with respect to interest rate risk, transactions with terms and amounts matching the corresponding hedge debt may be entered into. The Company must maintain at least 50% of its debt subject to fixed interest rates.

Fibria manages its cash flow interest rate risk by using swaps following the terms and conditions imposed by the approved policies.

(iii)                          Commodity price risk

This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, producers’ inventories, commercial strategies adopted by the major forestry companies, paper producers, and availability of substitutes for these products in the market.

This risk is managed through different strategies. The Company has a specialized team, which continuously monitors the price of pulp and analyzes future trends, adjusting Fibria’s estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There are no available in the market with appropriate liquidity to mitigate a substantive portion of the risk to which Fibria’s operations are exposed. Pulp price derivatives available in the market are characterized by their low liquidity, low volume and as a result prices may be subject to significant distortion.

Currently, the Company has no derivative to hedge against the fluctuation of the pulp price.

(b)                                Credit risk

Credit risk is the risk of one counterparty failing to discharge its obligation.

For every type of credit exposure and type of agreement a specific modeling is developed in order to evaluate the risks, identifying the exposure and performing sensitivity analysis of credit limits.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

A monthly report is prepared by the Governance, Risk and Compliance area quantifying credit risk exposure arising from all the relationships of Fibria.

Credit risk is managed on a group basis. Credit risk arises from cash equivalents, derivative financial instruments, bank deposits, Bank Deposit Certificates (CDBs), Bank Deposit Receipts (RDB), Fixed Income Box, repurchase transactions, letters of credit, insurance companies, customers (considering the payment terms agreed), suppliers (with respect to advances made for new projects) and others.

(i)                                   Banks and financial institutions

Quantitative measures of credit risk were developed for exposures with banks and financial institutions (investments, current accounts and derivatives). The expected value of the exposure “Expected Credit Exposure” (ECE) and the worst expected exposure “Worst Credit Exposure” (WCE) of all exposures with counterparties are measured. We disclose the credit ratings of these entities in Note 8.

Fibria has a policy of contracting with private entities which have a minimum credit rating issued by one of the following rating agencies: Fitch, Moodys or Standard & Poors. The minimum rating required for the counterparties is “AA-” (or “Aa3” at the local level) or “A” (or “aA2”at the global level). The exposure to a single private counterparty can not exceed 20% of Fibria’s total cash and cash equivalents, or 10% of the shareholders’ equity of the counterparty (based on the most recent information published by the counterparty), or 15% of the Company’s shareholders’ equity (based on the most recent information available).

(ii)                               Clients and advance to suppliers

In the case of credit risk arising from customer credit exposure, Fibria assesses the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

Fibria major customers are large solid companies and, for a large part, with more than 20 years of relationship with the Company, reducing the credit risk.

Credit analyses are performed on a regular basis and when considered necessary, and letters of credit or credit insurance coverage is obtained to protect the Company. The majority of export sales to Europe and Asia are covered by letters of credit or credit insurance with COFACE (Compagnie Française d’ Assurance pour le Commerce Extérieur).

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected probable losses on the collection of trade accounts receivable and is charged to “Selling expenses” (Note 13).

(c)                                 Liquidity risk

With respect to liquidity risk, the Company’s policy is to maintain cash and financial investments of, at least, an aggregate amount equivalent to the operational cash needs for the cash conversion cycle length plus debt service for a period of twelve months.

Cash available is invested in instruments that generally have immediate availability and the approved policies allow for a minor portion to be placed in instruments with maturity not exceeding 365 days.

All derivatives are over-the-counter derivatives and do not require to post margin deposits as collateral.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

The table below presents Fibria’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the table if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2011
Loans and financing	1,636,635	2,723,403	3,919,605	7,916,925
Derivative instruments	134,886	6,321	104,913	16,099
Trade and other payables	516,061	47,197	14,516	35,081

	2,287,582	2,776,921	4,039,034	7,968,105

At December 31, 2010
Loans and financing	881,738	2,678,201	3,792,031	11,359,318
Payable - Aracruz acquisition	1,482,023
Trade and other payables	582,787	21,409	14,516	39,840

	2,946,548	2,699,610	3,806,547	11,399,158

4.2.2                    Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by net result adjusted by the financial result, taxes on income, depreciation, depletion and amortization and other items. Net debt represents total loans including amount payable for Aracruz acquisition, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments

On May 6, 2011, the Board of Directors has approved a new Indebtedness and Liquidity Management Policy, which aims to set guidelines for indebtedness and liquidity management, with the objective of regaining and maintaining, at all times, an investment grade level by S&P, Moody’s and Fitch. Achieving investment grade is expected to allow Fibria to diversify its financing sources, to allow timely access to the capital markets, to lower financing costs, and as a result creating value to stakeholders. This policy reinforces Fibria’s corporate governance and is part of its internal controls. This policy supplements the “Market Risk Management Policy” referred to above. The Governance, Risk and Compliance area has has the discretion to monitor and report, independently from the Treasury area, on the compliance with the requirements of the policy.

The objective of Fibria is to maintain, a Net Debt to EBITDA ratio within the range of 2.0x and 2.5x. Nevertheless, Fibria may reach a maximum leverage ratio of 3.5x depending on the point of the expansion cycle. At no time, Fibria shall take strategic and management decisions that may result in this ratio to exceed 3.5x. The Net Debt to EBITDA ratio shall be computed based on the last day of each quarter as the division of Net Debt at the measurement date by accumulated EBITDA during the preceding four quarters. In the event the ratios exceed the limits established by the policy due to external factors, all efforts shall be taken to bring them back to compliance.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

The Company should maintain a minimum cash balance, as defined below, in order to minimize the risk that cash flow mismatches affect the ability of the Company to honour its commitments. The Minimum Cash Balance is defined as the sum of: (i) the minimum cash operational needs during the cash conversion cycle of the Company; plus (ii) the minimum cash need for debt service (principal and interest) during 12 months. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by rating agencies methodologies. Fibria’s liquidity is mainly monitored through 12 months projected cash flows. Cash flow projections comprise stress tests considering exogenous market risk factors such as fluctuations in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

Management of debt and liquidity should also consider the contractual financial covenants, contemplating a safety margin in order to avoid them being exceeded.

The Company will prioritize funding in the same currency of its cash generation, thus seeking a natural currency hedge for its cash flow. Instruments shall be compatible with the Company’s desired debt profile. All sources of funds shall be approved by the bodies required by the current Bylaws, policies and internal procedures.

The Treasury is responsible for developing contingency plans, which will specify all necessary actions to address such potential non-compliance. The plan shall be submitted to the Finance Committee and monitored by all parties involved in this process.

The indebtedness ratios at December 31, 2011 and December 31, 2010 were as follows:

	Million of reais
	2011	2010

Loans and financing (Note 22)	11,324	10,581
Payable - Aracruz acquisition (Note 35)		1,441

Less - cash and cash equivalents (Note 9)	382	431
Less (plus) - derivative instruments (Note 11)	(214)	133
Less - marketable securities (Note 10)	1,678	1,641

Net debt	9,478	9,817

Adjusted index	1,981	2,749

Indebtedness ratio	4.8	3.6

The adjusted index is reconciled to net income before taxes as follows:

	Million of reais
	2011	2010

Income (loss) before income tax	(1,491)	616
Adjusted by
Financial results	1,869	364
Equity in losses of affiliate		7

Total of continuing operations	378	987

Discontinued operations (Note 36(a)(i))	365	113
Depreciation, amortization and depletion	1,839	1,617

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

	Million of reais
	2011	2010

EBITDA - Earnings before income taxes, depreciation, amortization and others	2,582	2,717
Gain on disposal of CONPACEL, KSR and Piracicaba (Nota 36(iii))	(533)
Impairment of recoverable ICMS (i)	59	111
Change in fair value of biological assets (Nota 18)(iii)	(146)	(92)
Other (ii)	19	13

Adjusted index	1,981	2,749

(i)             In addition to the loss of R$ 47 million disclosed in Note 14, additional R$ 12 million for impairment of ICMS credits sold, recorded under Other Assets.

(ii)          Includes non-recurring sale of property, plant and equipment and credits from the sale of investments.

(iii)       The change in fair value of consolidated biological assets for the year 2011 does not reconcile with amounts in Note 19, as result of the reclassification of biological assets of Losango Project as of assets held for sale.

The indebtedness ratio rose significantly from 3.6 in 2010 to 4.8 at December 2011, mainly due to the devaluation of the real at through the end of 2011. The average exchange rate for the last twelve months, reflected in EBITDA, was R$ 1.6737 while the exchange rate at the end of the year at December 31, 2011, reflected in the measurement of net debt, was R$ 1.8758. The increase in the indebtedness ratio reflects the time mismatching between the impact of devaluation of the real in the EBTIDA on one side and in the net debt on the other side.

Considering the cenario Fibria continues to focus on actios that include reduction of fixed costs and variable costs, selling expenses, Capex and improvements in working capital and has also focused on actions that may result in additional liquidity such as the sale of the forests of Losango and of other non-strategic assets.

5                                        Sensitivity Analysis

The analysis below presents the sensitivity analysis of the effects of changes in relevant risk factors to which the Company is exposed at the end of the period. Management believes that a reasonably possible scenario includes a appreciation of the real against the U.S. dollar and changes in the pulp price considering current market expectation and historical changes in prices of pulp.

The other risk factors were not considered to have a significant effect on the result of financial instruments.

Instruments denominated in foreign currency (U.S. dollars)	Scenario	Impact on income (expense)

Loans and financing	Appreciation of of 7.24% of the real against the U.S. dollar compared to the Ptax rate at December 31, 2011 - to R$1.7400 from R$1.8758	651,507
Cash, cash equivalents and marketable securities		(18,465)
Derivative instruments		237,132
Trade accounts receivable		(66,343)
Trade payables		2,583

Total of estimated impact		806,414

As shown above, a appreciation of the real against the U.S. dollar, considering the closing rate and the

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

outstanding balance of financial instruments at December 31, 2011, would lead to a reduction in the liabilities recognized in the balance sheet and a corresponding a gain in income of approximately R$ 806,414.

Considering this projected scenario compared with the average exchange rate of R$ 1.6737 observed during the year ended December 31, 2011, net revenue would have increased by 3.7%, representing an approximate amount of R$ 218 million over a 12 month period considering the volume and sale prices of the year 2011.

Additionally, a variation of 8.5% in the list price of pulp, calculated based on the historical volatility of the pulp price listing (FOEXBHKP Index - Bloomberg source - last ten years), would lead to a change of approximately R$ 497,616 in net revenue over a 12 months period considering the volume and sale prices of the year 2011.

According to the CVM Decision n°550/08, the following table presents the change in the fair value of derivatives, loans and marketable securities, in two adverse scenarios, that could generate significant losses to the Company. The probable scenario was stressed considering an additional 25% and 50% with respect to the probable scenario of R$ 1.74:

	Impact of an appreciation of the real agains the U.S. dollar on the fair value
	Probable	Possible (25%)	Remote (50%)
	R$ 1.74	R$ 2.175	R$ 2.7188

Derivative instruments	237,132	(527,387)	(1,500,248)
Loans and financing	651,507	(1,435,862)	(4,045,561)
Marketable securities	(18,465)	40,683	114,624

Total impact	870,174	(1,922,566)	(5,431,185)

6                                        Fair Value Estimates

Financial instruments measured at fair value in the balance sheet are classified in the following levels based on the fair value hierarchy:

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

All marketable securities are classified in Level 2 on the fair value hierarchy.

6.1                              Fair value of loans and financing and payable for the acquisition of Aracruz

The fair value of loans and financings payable for the Aracruz acquisition, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates,. The following table presents the fair value of loans and financing and payable for acquisition of Aracruz:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

	Yield used to
	discount (*)	2011	2010

Quoted in the secondary market
In foreign currency
Bonds -VOTO IV		418,757	368,457
Bonds -VOTO III		126,676	108,325
Bonds -Fibria Overseas		4,852,233	3,399,471
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	3,057,792	5,043,154
Export credits (ACC/ACE)	DDI	618,796	66,343
FINIMP	LIBOR USD		4,627
Leasing	LIBOR USD	14,942	48,408
Export credits (Finnvera)	LIBOR USD	287,359	300,023
EIB Europe Inv. Bank	LIBOR USD	781	4,873
Others			20,449
In local currency
BNDES -TJLP	DI 1	1,444,994	1,371,045
Currency basket	DI 1	238,096	189,217
FINEP	DI 1	1,886	67,368
FINAME	DI 1	9,013
NCE in reais	DI 1	627,590	622,709
Accounts Payable -stocks acquisition	DI 1		1,448,440
Midwest Fund	DI 1	63,070	66,695

		11,761,985	13,129,604

6.2                              Fair value measurement of derivative instruments

Derivative instruments are recorded at its fair value as detailed in Note 11. All derivative instruments are classified as Level 2 in the fair value hierarchy.

The Company estimates the fair value of its derivative instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the interest of the counterparty in a early settlement, among others. The amounts estimated by management are also compared with the mark to market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by a independent financial advisor.

Management believes that the fair value estimated for those instruments following the methods described below, reliably reflect fair values.

The methods used for the measurement of the fair value of the derivatives used by the Company consider methodologies commonly used in the market and which are based on widely tested theoretical bases.

The methodologies used to estimate the MtM and to record the financial instruments is defined in a manual developed by the Company’s risk and compliance management area.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

Non-deliverable forwards - a projection of the future exchange rate is made, using the exchange coupon and the fixed yield curve in reais at each maturity date. The difference between the rate obtained through this method and the contractual rate is determined. This difference is multiplied by the notional value of each contract and discounted to present value using the fixed yields in reais.

Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

Options - the fair value was calculated based on the Garman Kohlhagen model. Volatility information and interest rates are obtained from BM&FBOVESPA to calculate the fair values.

The yield curves used to calculate the fair value in December 31, 2011 are as follows:

	Interest rate curves
	Brazil	United States		Dollar coupon
Vertex	Rate (p.a.)	Vertex	Rate (p.a.)	Vertex	Rate (p.a.)

1M	10.69	1M	0.3	1M	0.53
6M	10.15	6M	0.62	6M	2.31
1A	10.04	1A	0.69	1A	2.69
2A	10.48	2A	0.74	2A	3.05
3A	10.75	3A	0.85	3A	3.52
5A	10.98	5A	1.28	5A	4.16
10A	11.22	10A	2.12	10A	5.45

7                                        Financial Instruments by Category

The Company’s financial instruments by category are presented below:

	2011	2010

Assets as per balance sheet
Cash and cash equivalents and loans and receivables
Cash and cash equivalents (Note 9)	381,915	431,463
Trade accounts receivable (Note 12)	945,362	1,138,176
Other	203,122	260,933

	1,530,399	1,830,572

At fair value trough profit and loss
Derivative instruments (Note 11)		132,972
Marketable securities (Note 10)	1,677,926	1,640,935

	1,677,926	1,773,907

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

	2011	2010

Liabilities
Other financial liabilities -at amortized cost
Loans and financing (Note 22)	11,324,417	10,581,457
Payable - Aracruz acquisition (Note 35)		1,440,676
Trade and other payables	668,568	736,407

	11,992,985	12,758,540

At fair value
Derivative instruments (Note 11)	213,887

8                                        Credit Quality of Financial Assets

The credit quality of financial assets can be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates, analysis of its financial position and information about negative credit events. With respect to credit quality of counterparties that are financial institutions (such as amounts recorded in cash and cash equivalents, marketable securities and derivative instruments) the Company considers the lowest rating of the counterparty as rated by the three main international agencies (Moody’s, Fitch and Standard & Poors) in accordance with the internal policy of market risk management:

	2011	2010

Trade accounts receivables
Counterparties with external credit rating (S&P - Standard Poor’s and D&B - Dun & Bradstreet)
S&P - AA-	158,628	111,476
S&P -A	149,735	170,821
S&P -BBB	21,523	42,429
S&P -BB	27,347	83,109
D&B -2	40,220	16,521

Counterparties without external credit rating
A - Low risk	128,819	194,384
B - Average risk	287,195	335,336
C - Average/high risk	131,985	184,100
D - High bankruptcy risk	76,212	56,114

Total trade accounts receivables	1,021,574	1,194,290

Cash and cash equivalents and marketable securities
brAAA	1,578,282	1,535,070
brAA+	274,015	378,439
brAA	57,006

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

	2011	2010

brAA- (iii)	119,096	45,719
A (iii)	24,266	61,649
A-(iii)		23,342
Other (i)	7,176	28,179

Total cash and cash equivalents and marketable securities (Notes 10 and 11)	2,059,841	2,072,398

Derivative instruments (ii)
brAAA		68,986
brAA+		52,094
AA-		5,870
A+		5,764
A		258

Total derivative instruments (Note 10)		132,972

(i)	Includes counterparties without external credit rating by none of the three main rating agencies.

(ii)	At December 31, 2011 derivative financial instruments presented a liability position and as such no credit risk analysis is presented.

(iii)	Transaction approved by the Finance Committee.

The risk rating of the main financial institutions to which we are exposed is presented below:

Rating used
	for credit	Rating
Counterpart	risk analysis	agency

Banco ABC Brasil S.A.	AA-.br	Fitch
Banco Alfa de Investimento S.A.	AA-.br	Fitch
Banco Bradesco S.A.	AAA.br	S&P
Banco BTG Pactual S.A.	AA.br	Fitch
Banco do Brasil S.A.	AAA.br	Moody’s
Banco Itaú BBA	AAA.br	Fitch
Banco Safra S.A.	AA+.br	Fitch
Banco Santander Brasil S.A./Brazil	AAA.br	Moody’s
Banco Standard de Investimento	AAA.br	Fitch
Banco Volkswagen S.A.	AAA.br	S&P
Banco Votorantim S.A.	AA+.br	Fitch
BES Brasil	AA-.br	Moody’s
BNP Paribas Brasil	AAA.br	S&P
Caixa Economica Federal	AAA.br	Fitch
Citibank Brasil	AAA.br	S&P

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

Rating used
	for credit	Rating
Counterpart	risk analysis	agency

Deutsche Bank S.A. - Banco Alemão	AAA.br	Fitch
HSBC Brasil	AAA.br	Moody’s
Bank of America Corp	BBB+	Moody’s
Bank of Austria	A	Fitch
Barclays PLC	A	Fitch
Credit Suisse AG	A	Fitch
Goldman Sachs Group Inc/The	A-	S&P
JPMorgan Chase Bank NA	A+	S&P
Morgan Stanley	A-	S&P
Standard Chartered PLC	A	Moody’s
UBS AG	A	Fitch
WestLB AG	BBB	S&P

The internal risk rating regarding customers is as follows:

•	A -	Low risk - customer with highly solid financial position, with no market restrictions and with no historical default experience, with a long time of relationship, or covered by credit insurance.

•	B -	Average risk - customer with solid financial position, with no market restrictions and with no default history.

•	C -	Average/high risk - customer with reasonable financial position, with moderate market restrictions and low default history.

•	D -	High bankruptcy risk - customer with weak financial position, with moderate through high market restrictions and unsatisfactory default history with the Company.

None of the financial assets that are fully performing has been renegotiated in the last year. None of the loans to related parties is past due or impaired.

9                                       Cash and Cash Equivalents

	Average
	yield - %	2011	2010

Cash and banks		62,989	77,506
Foreign currency
Fixed-term deposits	0.29	318,926	353,957

Cash and cash equivalents		381,915	431,463

CDB are highly liquid, are readily convertible into a known amount of cash and subject to an immaterial risk of change in fair value if early redemption is requested.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

10                                 Marketable Securities

Marketable securities include financial assets classified as held for trading as follows:

	2011	2010

Government securities including under reverse repurchase agreements
LFT	208,688	484,548
LTN Over	78,488	142,504
Other	75,823

Private securities including securities under reverse repurchase agreements
Reverse repurchase agreements	849,880	835,743
CDB	231,553	60,293
CDB Box	233,494	45,808
RDB -Fixed interest rate		72,039

Marketable securities	1,677,926	1,640,935

Private securities mainly correspond to short-term investments in CDB and reverse repurchase agreements for CDBs, which accrue interest based on the Interbank Deposit Certificate (CDI) rate. Government securities correspond to National Treasury Bill and Notes issued by the Government of Brazil. The average remuneration of marketable securities for the year 2001 approximates 102.47% (101.5 of the CDI in 2010) of the CDI rate.

The CDB Box operations, are interest-bearing instruments with interest based on the CDI rate, not exposing the Company to foreign exchange risk.

11                                 Derivative Instruments

The following tables present the derivatives, segregated by type of derivative, presenting for swaps the asset leg and the liability leg of the contracts, by hedge strategy adopted by the Company, and also the schedule of maturities based on its contractual maturities.

(a)                                Breakdown by type of derivative

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	2011	2010	2011	2010

NDF (US$)	921,900	737,131	(134,206)	90,790
Swap JPY x US$ (JPY)	4,754,615	4,754,615	27,804	17,201
Swap DI x US$ (US$)	233,550	246,612	11,373	39,886
Swap LIBOR x Fixed (US$)	227,891	317,371	(10,655)	(14,905)
Swap TJLP x US$ (US$)	416,478		(92,165)
Swap Pre x US$ (US$)	41,725		(9,084)
Zero cost dollar	162,000		(6,954)

			(213,887)	132,972

Presented on
Current assets(liabilities)			(128,520)	80,502
Non current assets(liabilities)			(85,367)	52,470

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

(b)                                Breakdown by type of derivative and also asset and liability leg for swaps

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	2011	2010	2011	2010

Future contracts
Cash flow hedge (US$)	921,900	737,131	(134,206)	90,790

Swap contracts
Asset leg
JPY fixed rate (JPY to USD)	4,754,615	4,754,615	136,077	112,182
USD LIBOR (LIBOR to fixed)	227,891	317,000	427,843	509,000
BRL fixed rate (BRL to USD)	399,370	422,000	514,257	485,000
BRL TJLP (BRL to USD)	679,784		611,091
BRL Pre (BRL to USD)	66,468		64,391
Liability leg
USD fixed rate (JPY to USD)	45,000	45,000	(108,273)	(95,000)
USD fixed rate (LIBOR to fixed)	227,891	317,000	(438,498)	(524,000)
USD fixed rate (BRL to USD)	233,550	247,000	(502,884)	(445,000)
USD fixed rate (BRL TJLP to USD)	416,478		(703,256)
USD fixed rate (BRL to USD)	41,725		(73,475)

Total swap contracts			(72,727)	42,182

Options
Zero cost dollar	162,000		(6,954)

			(213,887)	132,972

(c)                                 Fair value and already settled amounts broken down by hedge strategy

	Fair value		Value paid or received
Type of derivative	2011	2010	2011	2010

Exchange rate hedge
Cash flow hedge of exports	(141,160)	90,790	110,486	44,994
Hedge of debt	(62,072)	57,087	30,057	(10,970)
Hedge of receivable from sale of investments			(61,045)
Interest rate hedge
Hedge of debt	(10,655)	(14,905)	(9,516)	(9,590)

	(213,887)	132,972	69,982	24,434

(d)                                Fair value broken down by maturity date

The following tables present information about derivative financial instruments grouped by maturity bucket and counterparty.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

The following table presents the fair values by month of maturity:

	2011
	2012	2013	2014	2015	2016	2017	2018	Total

January	(23,146)	(447)	25,680	(3,000)	(2,820)	(2,483)		(6,216)
February	(16,878)	(540)	(2,049)	(2,966)	(2,879)	(2,475)		(27,787)
March	(11,919)	1,045	(1,874)	(2,951)	(2,980)	(2,415)	86	(21,008)
April	(17,225)	(355)	(2,756)	(3,228)	(2,933)	(2,764)		(29,261)
May	(13,148)	(565)	(2,571)	(3,262)	(2,932)	(2,782)		(25,260)
June	(1,991)	1,414	(2,208)	(3,055)	(2,908)	(2,675)	104	(11,319)
July	(18,880)	(1,520)	(2,796)	(2,658)	(2,548)	(1,289)		(29,691)
August	(18,824)	(1,396)	(2,662)	(2,695)	(2,539)	(1,286)		(29,402)
September	(668)	(48)	(2,461)	(3,018)	(2,290)	2,973	8,745	3,233
October	(6,905)	(1,519)	(2,908)	(2,897)	(2,499)	(1,281)		(18,009)
November	(420)	(1,289)	(2,854)	(2,926)	(2,476)	(1,288)		(11,253)
December	1,484	(240)	(2,736)	(2,769)	(2,431)	(1,222)		(7,914)

	(128,520)	(5,460)	(2,195)	(35,425)	(32,235)	(18,987)	8,935	(213,887)

	2010
							2017 and
	2011	2012	2013	2014	2015	2016	2018	Total

January	17,071	(716)	(260)	21,745				37,840
February	12,426	(1,034)	(229)	18				11,181
March	14,611	116	88	140	232	293	519	15,999
April	13,161	(1,510)	(189)	(16)				11,446
May	4,804	(747)	(109)					3,948
June	5,781	104	(781)	169	249	314	557	6,393
July	4,879	(462)	(123)	(5)				4,289
August	2,870	(583)	(32)					2,255
September	2,500	96	114	189	2.262	2,992	29.471	37,624
October	1,341	(362)	(72)					907
November	455	(1,277)	10					(812)
December	703	88	125	214	274	310	188	1,902

	80,602	(6,287)	(1,458)	22,454	3,017	3,909	30,735	132,972

Additionally, we present a table breaking down the notional and fair value of by counterparty:

	2011		2010
	Notional		Notional
	in USD	Fair Value	in USD	Fair Value

Citibank S.A.	(240,376)	(6,695)	(235,675)	(11,982)
Banco Itaú BBA S.A.	(382,225)	(49,975)	(313,576)	(70,343)
Banco Safra S.A.	(233,550)	11,372	(236,731)	810
Banco Santander (Brasil) S.A.	(255,556)	(57,139)	(262,508)	(61,369)
Bank of America Merrill Lynch	(96,400)	(20,041)	(167,400)	(34,439)
BES Investimento do Brasil S.A.	(10,000)	(1,772)	(10,000)	(2,160)
Deutsche Bank S.A.	(37,500)	(3,699)	(69,000)	(9,276)
Goldman Sachs do Brasil	(186,850)	(17,507)	(244,000)	(32,626)

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

	2011		2010
	Notional		Notional
	in USD	Fair Value	in USD	Fair Value

HSBC Bank Brasil S.A.	(135,046)	(22,460)	(139,446)	(26,063)
Morgan Stanley & CO.	(229,042)	(22,415)	(242,324)	(31,203)
Banco Standard de Investimentos	(14,500)	(1,791)	(89,600)	(10,541)
Standard Chartered Bank	(57,500)	(8,285)	(114,000)	(17,734)
Banco Barclays S.A.	(124,500)	(10,959)	(114,500)	(24,950)
Banco WestLB do Brasil	(45,500)	(2,521)

	(2,048,545)	(213,887)	(2,238,760)	(331,876)

Fair value does not necessarily represents the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined. The outstanding contracts at December 31, 2011 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

Follows a description of the types of contracts and of the risks being hedged.

(i)                                    Non-Deliverable Forwards (NDF)

The Company entered into U.S. dollar forwards in order to hedge part of its future export revenue, which is considered highly probably to occur against a devaluation of the real against the U.S. dollar.

(ii)                                LIBOR versus fixed rate swap

The Company has conventional swaps of quarterly LIBOR versus fixed rates with the objective of hedging debt carrying interest based on LIBOR against any increase in LIBOR.

(iii)                            Japanese yen versus U.S. dollar swap

The Company has conventional swaps of Japanese yen versus the U.S. dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(iv)                             DI versus U.S. dollar swap

The Company has conventional swaps of Interbank Deposit (“DI”) versus the U.S. dollar with the objective of transforming debt in reais, linked to DI into a debt in U.S. dollars with fixed interest. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(v)                                 TJLP versus U.S. dollar swap

The Company has plain-vanilla swaps of long term interest rate (“TJLP”) versus the U.S. dollar with the objective of transforming debt in reais with interest based on TJLP, to debt in U.S. dollars with fixed interest. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

(vi)                             Zero cost collar

The Company entered into a zero cost collar (a purchase option (put) to purchase dollars and dollar sale option (call) to sell dollars) with no leverage. The difference between the strike price of the put (floor) and of the call (ceiling) result in a floor and cap of the dollar exchange rate, thereby forming a “Collar”.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

(vii)                         Pre Swap versus U.S. dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in reais to a debt in U.S. dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(viii)                     Hedge of receivable from the sale of investments

The Company entered into U.S. dollar forwards in order to hedge its future cash inflow, in reais, from the collection of the amount in U.S. dollar, regarding the sale of the Piracicaba CGU. The notional amount is equivalent to the sale price of US$ 313 million and was contracted with an exchange rate of 1.6181 resulting in an equivalent amount in Reais of R$ 506,455. The operation was settled on September 29, 2011.

12                                  Trade Accounts Receivable

	2011	2010

Domestic customers	105,183	251,374
Export customers
Others	916,391	942,916

	1,021,574	1,194,290

Allowance for doubtful accounts	(76,212)	(56,114)

	945,362	1,138,176

Receivables amounting to R$ 306,787 as of December 31, 2011 have been transferred without retaining any significant risk or control and as a result they were derecognized. A combination of factors related to the volume of sales volume, the average selling price of pulp and the average maturity of the receivable has also contributed to the reduction in this balance.

The following table presents a breakdown of trade receivables by maturity:

	2011	2010

Maturing
Up to two months	511,079	673,409
Two to six months	306,411	290,486
Six to twelve months	16	15
Over one year		195

Matured
Up to two months	125,363	112,030
Two to six months	330	28,913
Six to twelve months	609	15,712
Over one year	1,554	17,416

	945,362	1,138,176

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

At December 31, 2011, trade accounts receivable of R$ 127,856 (December 31, 2010 - R$ 174,071) were past due but not impaired. Management has a process to manage collections and does not expect to have losses on those receivables. The receivables are related to several unrelated customers for whom there is no recent history of default.

At December 31, 2011, trade accounts receivable of R$ 76,212 (December 31, 2010 - R$ 56,114) were impaired and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery.

Changes in the allowance for doubtful accounts are as follows:

	2011	2010	2009

At January 1	(56,114)	(39,738)	(14,252)
Provision	(22,237)	(27,047)	(21,951)
Trade accounts receivable written off during the year as uncollectible	2,139	8,595	3,332
Exchange effect		270	2,146
Reclassification to assets held for sale		1,806
Acquisition of Aracruz			(9,013)

At December 31	(76,212)	(56,114)	(39,738)

The maximum exposure to credit risk at the reporting date is the book value of each class of receivable mentioned above.

Fibria’s trade accounts receivable are denominated in the following currencies:

	2011	2010

Real	29,632	174,254
U.S. dollar	914,048	940,525
Euro	1,682	23,397

	945,362	1,138,176

13                                 Inventories

	2011	2010

Finished goods
At plant/warehouses	135,110	165,534
Outside Brazil	518,305	435,456
Work in process	31,141	30,688
Raw materials	360,473	260,187
Supplies	129,298	101,572
Imports in transit	2,140	14,422
Advances to suppliers	2,240	5,982

	1,178,707	1,013,841

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

14                                 Recoverable Taxes

	2011	2010

Withholding tax and prepaid income tax (IRPJ) and social contribution (CSLL)	208,993	251,688
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	19,520	25,433
Recoverable ICMS and Excise Tax (IPI)	614,274	557,457
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) Recoverable	669,805	520,339
Provision for impairment on ICMS credits	(507,573)	(481,527)
Other

	1,005,019	873,390

Non-current	677,232	590,967

Current	327,787	282,423

In the year ended December 31, 2010, the Company accumulated PIS and COFINS credits on the purchase of certain property, plant and equipment assets, in the Três Lagoas, Jacareí and Piracicaba plants, amounting to R$ 309,058 and in the Três Lagos plant and amounting to R$ 47,272 in Jacareí and Piracicaba, which, for accounting purposes, were recorded at the present value of R$ 232,399 and R$ 37,216 respectively, under property, plant and equipment.

Fibria has been accumulating ICMS credits in the States of Espírito Santo, Mato Grosso do Sul and São Paulo since its activities are mostly directed to the exports market. Company management revised the perspectives for the realization of such credits and established an impairment: (i) for the full amount in the case of the Mato Grosso do Sul unit due to the low probability of realization ;(ii) a a partial provision for the Espírito Santo unit equivalent to 50% of the total amount; and (iii) a partial provision equivalent to approximately 10% of the balance for the unit in the State of São Paulo. When a partial provision was recorded management has already implanted actions to recover the taxes and they are being recovered through the operations in each of the states.

Based on the budget approved by the Company’s management, substantially all the tax credits are expected to be realized by the end of 2016.

	Amount	Percentage

In the next 12 months	327,787	37
In 2013	146,257	16
In 2014	142,676	16
In 2015	118,515	13
In 2016	153,322	18

	888,557	100

PIS and COFINS related to property, plant and equipment (*)	116,462

	1,005,019

(*)    These credit were not included in the schedule above, since they will be realized over the useful lives of the property, plant and equipment.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2011	2010	2009

At January 1	(481,527)	(406,265)	(44,439)
Acquisition of Aracruz			(315,394)
Provision for impairment	(46,941)	(95,262)	(46,432)
Reversal	20,895	20,000

At December 31	(507,573)	(481,527)	(406,265)

The provision and reversal of the provision for impaired ICMS credits were recorded in the statement of operations under “Cost of sales”. Amounts charged to the provision account are generally written off when there is no expectation of recovering additional amounts.

15                                 Taxes on Income

The Company and the subsidiaries based in Brazil are taxed based on its net income/loss for accounting purpose then adjusted for tax purposes. The subsidiaries outside Brazil use methods established by the respective local regulations. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the financial statements.

(a)                                Deferred taxes

Deferred income tax and social contribution tax assets arise from tax losses and temporary differences related to (a) the effect of foreign exchange gains/losses (tax calculated on a cash basis for loans); (b) adjustment to fair value of derivative instruments; (c) non-deductible provisions; and (d) temporary differences arising from the adoption of IFRS .

	2011	2010

Assets
Tax losses	521,693	689,616
Provision for contingencies	30,506	102,212
Sundry provisions (impairment, operational and other)	383,395	351,253
Losses on derivative contracts recognized for tax purposes on a cash basis	72,537
Exchange variation -taxed on a cash basis	73,412
Tax amortization of goodwill	110,936	188,944
Provision for losses of foreign deferred tax assets (*)	(200,711)

Total (non-current)	991,768	1,332,025

Liabilities
Tax depreciation	14,986	15,004
Exchange variation -taxed on a cash basis		465,657
Reforestation costs already deducted for tax purposes	284,020	194,945
Fair value of biological assets	214,952	297,273
Effect of business combination - acquisition of Aracruz	45,212	63,093
Gains on derivative contracts recognized for tax purposes on a cash basis		45,173
Tax benefit on goodwill not amortized for tax purposes	178,917	137,012
Other provisions	1,791	4,203

Total (non-current)	739,878	1,222,360

(*) Recognition of lossin the current year as detailed in item (e) below.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

Credits related to tax losses and temporary differences are expected to be realized in accordance with the following schedule:

	Amount	Percentage

In the next 12 months	174,389	18
In 2013	109,961	11
In 2014	93,197	9
In 2015	100,196	10
In 2016	112,297	11
Between 2017 to 2018	167,341	17
Between 2019 to 2021	234,387	24

	991,768	100

During the next 12 months, the Company expects to realize R$ 82,661 related to deferred tax liabilities.

Changes in the net balance of deferred income tax are as follows:

	2011	2010	2009

At January 1	109,665	308,124	573,617
Acquisitoin of Aracruz			779,469
Tax loss and negative basis	(180,634)	(78,902)	39,305
Provision for impairment of foreign deferred tax assets	(200,711)
Temporary differences regarding operational provisions	(66,241)	(3,913)	(13,831)
Derivative financial instruments tax on a cash basis	117,709	(43,862)	(125,069)
Amortization of goodwill	(78,114)	(7,527)	130,766
Reforestation costs	(89,056)	(27,364)	(18,776)
Exchange gains/losses taxed on a cash basis	539,069	(36,119)	(828,397)
Fair value of biological assets	82,321	(13,630)	(152,629)
Other	17,882	12,858	(76,331)

At December 31	251,890	109,665	308,124

Deferred tax assets	991,768	1,332,025	1,283,544

Deferred tax liabilities	(739,878)	(1,222,360)	(975,420)

(b)           Reconciliation of income tax and social contribution benefit (expense)

	2011	2010	2009

Income (loss) before income tax and social contribution	(1,491,012)	615,939	3,323,564

Income tax and social contribution at statutory nominal rate - 34%	506,944	(209,419)	(1,130,012)

Reconciliation to effective expense

Non-taxable equity in earnings (losses)	(141)	(2,492)	(385)

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

	2011	2010	2009

Reversal of social contribution tax on export profits (i)		82,922
Provision for impairment of foreign deferred tax credits assets (ii)	(200,711)

Difference in tax rates of foreign subsidiaries	111,086	180,699	7,177
Effect of tax benefit on Conpacel goodwill		(23,777)	23,777
Present value adjustment - Aracruz acquisition	(13,156)	(97,247)	(161,343)
Gain on remeasurement of initial Aracruz investment			469,072
Other, mainly non deductible provisions	(21,779)	(17,983)	(35,475)

Income tax and social contribution benefit (expense) for the year	382,243	(87,297)	(827,189)

Effective rate - %	25.6	14.2	24.9

(i)            Effect of Social Contribution exemption on export revenues in 2003.

(ii)         See item (e) below.

(c)                                 Transitional Tax System (“RTT”)

For purposes of determining taxable income for purposes of income tax and social contribution on net income for 2011, 2010 and 2009, the Company in Brazil elected to adopt the provisions of the RTT, in which it is allowed to annul the accounting effects of Law 11638/07 and Provisional Measure (MP) 449/08, converted into Law 11941/09, and control reconciling items in the Taxable Income Assessment Book (LALUR) or auxiliary records, without affecting the statutory accounting records.

(d)                                Income tax on business combinations

The company has taxable temporary differences associated with negative goodwill in the asset exchange with International Paper, whose deferred tax liabilities, in the amount of $ 605,540, was not recognized, since all aspects of realization of the gain are under the control of management, which does not have plans for realizing such gain.

The balance of tax goodwill based on expectations of future profitability, for tax purposes, recognized in acquisition of Aracruz which is amortized for tax purposes is R$ 1,885,647, representing a tax benefit for income tax and social contribution of R$638,635, to be recognized over 86 months.

(e)                                 Recoverability of tax losses

As mentioned in Note 1(g), the subsidiary Fibria Trading International Kft has tax losses amounting to US$ 123,985 thousand, equivalent to R$ 232,572 as of December 31, 2011, for which realization is not probable as result of the decision to transfer its current operations to other country subject to certain conditions. Management performed a recoverability analysis based on the estimated taxable income through December 2013.

As a result, the Company recorded a loss for a substantial portion of the previously recognized deferred tax assets amounting to US$ 107,000 thousand, equivalent to $ 200,711 in December 2011 which has been recorded as an expense within “Income tax and social contribution -Deferred” in the statement of operations.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

16                                 Significant Transactions and Balances with Related Parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.34% of its shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.42% of the shares (together the “Controlling shareholders”). The Company’s commercial and financial transactions with its subsidiaries, associates, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances and transactions with related parties are as follows:

	Balances receivable (payable)
	Nature	2011	2010

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(63)	(283)
BNDES	Financing	1,773,842	(1,754,267)

		(1,773,905)	(1,754,550)

Transactions with joint ventures
Asapir Produção Florestal e
Comércio Ltda.	Wood supplier		(12,869)

Transactions with Votorantim Group companies
VOTO III	Eurobond	(117,768)	(99,230)
Votener - Votorantim Comercializadora de Energia	Energy supplier	(388)	(20)
Banco Votorantim S.A.	Financial investments	176,156	194,767
Companhia Nitro Química Brasileira	Chemical products supplier	(717)	(590)
Anfreixo S.A.	Material supplier	(298)	(400)
Votorantim Metais	Leasing of lands	(214)	(238)
Votorantim Cimentos S.A.	Leasing of lands	(87)	(248)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(33)	(31)

		56,651	94,010

Net		(1,717,254)	(1,673,409)

Presented in the following lines:
In assets
Marketable securities		176,156	194,767
Related parties - Non-current		11,233	5,307
In liabilities
Loans and financing		(1,891,610)	(1,853,587)
Other		(13,033)	(19,896)

		(1,717,254)	(1,673,409)

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

	Revenues (expenses)
	Nature	2011	2010	2009

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(10,418)	(10,275)	(20,361)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(170,213)	(131,112)	(29,129)

		(180,631)	(141,387)	(49,490)

Transactions with Votorantim Group companies
VOTO III	Eurobond	(22,524)	(12,108)	28,823
Votener - Votorantim Comercializadora de Energia	Energy supplier	(31,267)	(25,898)	34,902
Banco Votorantim S.A.	Investments	20,780	20,530	12,501
Banco Votorantim S.A.	Derivative financial instruments			17,689
Companhia Nitro Química Brasileira	Chemical products supplier	(8,116)	(8,404)	(6,529)
Anfreixo S.A.	Material supplier	(6,498)	(7,832)	(6,064)
Indústria de Papel de Pedras Brancas	Wood supplier		(39)	(2,428)
Votorantim Cimentos S.A.	Leasing of lands	(1,113)	(1,550)	(274)
Votorantim Metais Ltda.	Chemical products supplier	(8,929)	(4,523)	(7,043)
Votorantim Metais Ltda.	Leasing of lands	(7,067)	(7,051)
Companhia Brasileira de Distribuição (CBA)	Leasing of lands	(401)	(410)	(405)

		(20,087)	(47,285)	1,379

Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

•               Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 9,585 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical advice, trainings, including management improvement programs. These services are also provided to the entire Votorantim Group and the Company reimburses VID for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (Note 22(e)).

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies performed when these contracts were executed.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

•            Subsidiaries, joint ventures and associates

The Company shares its administrative structure with its wholly-owned subsidiary subsidiary Fibria-MS, and allocates these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no apportionment of expenses is necessary. In June, 2010, there was a one-off purchase of intercompany receivables from this subsidiary in the amount of R$ 241,214 relating to export shipments. The maturity of the resulting payable is December 2012 and carry interest of 1% per year.

Port services for shipping production of the Aracruz plant are contracted from Portocel - Terminal Especializado Barra do Riacho. Portocel is controlled by the Company and Cenibra - Celulose Nipo-Brasileir has the remaining 49% interest in Portocel. The prices and conditions are identical for both shareholders.

The Company has an account receivable related to the sale of pulp to its wholly-owned subsidiary Fibria Trading International KFT., which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow the strategic and finance plan of the Company and observe the transfer price limits under tax regulations. In addition, the Company contracted intercompany export pre-payments with this subsidiary, at the rate of quarterly LIBOR plus an average spread of 3.8% p.a., with quarterly payment of principal and interest and final maturity in 2017.

On June 24, 2005, the Company entered a loan contract with VOTO IV, a jointly-controlled entity, which raised US$ 200,000 thousand, at 8.5% p.a.

On July 27, 2005, the Company entered into a loan contract with the jointly-controlled entity Asapir Produção Florestal e Comércio Ltda., for the purpose of purchasing 571thousand m(3)  of debarked wood, for R$ 14,000, maturing in seven and a half years. This agreement will be settled with wood. This contract was fully settled in December 2011.

•            Votorantim Group companies

On January 16, 2004, the Company executed a loan contract with a wholly-owned subsidiary of VPAR, VOTO III, for US$ 45,000 thousand, at 4.25% p.a.

The Company has a contract to purchase energy from Votener -Votorantim Comercializadora de Energia Ltda. to supply its Jacareí plant. The total amount contracted is R$ 15,000, guaranteeing 115,704 megawatt-hours, and the agreement has a five year period expiring on December 31, 2014. Should either party request a rescission of the contract, that party is required to pay 50% of the remaining amount of the agreement.

The Company maintains investments in CDB and securities purchased under agreement to resell issued by Banco Votorantim S.A., with average remuneration of 104% of the CDI, maturating through March 2013. The Company’s cash management policy is intended to provide efficiency in investment returns and to guarantee liquidity, based on market practices and following the cash management policies. The shareholders agreement limits the intercompany investments to R$ 200 million.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

On January 1, 2009, the Company entered into a contract to purchase sulfuric acid from Votorantim Metais, in the approximated amount of R$ 15,700, for the supply of 36,000 metric tons of acid for three years through December 31, 2013. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On April 22, 2008, the Company entered into a contract for the supply of electrical, fastening and sealing materials, protective equipment and others with Anfreixo S.A. guaranteeing the supply of these items until December 2012. This contract does not establish minimum quantities to be supplied. In addition, services were contracted to maintain inventory operational records until January 2, 2013 for R$ 1,700. In the case of contract rescission, no penalties are due by either party, other than the settlement of outstanding invoices.

The Company has land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which mature in 2019, totaling of R$ 76,496.

The Company has land leasing agreements, for approximately 2,060 hectares, with Companhia Brasileira de Alumínio - CBA, which mature in 2023, totaling of R$ 4,062.

In the years ended December 31, 2011, 2010 and 2009, no provision for impairment was recognized on assets involving related parties.

(b)                                Remuneration of officers and directors

The total annual amount authorized by the Annual General Meeting on April 28, 2011 for the remuneration of Board of Executive Officers, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for 2011 was R$ 37,491. The remuneration expenses, including all benefits, are summarized as follows:

	2011	2010	2009

Short-term benefits to officers and directors	21,624	21,277	23,087
Rescission of contract benefits	8,224	4,788	2,016
Benefit program - Phantom Stock Options (Note 28)		366

	29,848	26,431	25,103

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. In the third quarter of 2010, the Company approved a benefit program based on the rights based on the increase in the value of its shares (Note 28).

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees’ members of R$ 908 for the year ended December 31, 2011 (R$ 665 for the year ended December 31, 2010 and R$ 119 for the year ended December 31, 2009).

The Company does not have any additional post-employment obligation and does not offer any other benefits, such as additional paid leave for time of service.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

17                                 Property, Plant and Equipment

(a)                                Analysis

	Annual average	2011
	depreciation rate -%	Cost	Accumulated depreciation	Net

Land		1,853,243		1,853,243
Buildings	4	2,619,911	1,057,791	1,562,120
Machinery, equipment and facilities	5.5	13,144,928	5,169,253	7,975,675
Advances to suppliers		205,783		205,783
Construction in progress		197,866		197,866
Other		226,921	180,361	46,560

		18,248,652	6,407,405	11,841,247

	Annual average	2010
	Depreciation Rate- %	Cost	Accumulated depreciation	Net

Land		2,119,325		2,119,325
Buildings	4	2,599,541	981,397	1,618,144
Machinery, equipment and facilities	5.5	13,263,778	4,746,947	8,516,831
Advances to suppliers		280,455		280,455
Construction in progress		391,667		391,667
Other		245,671	192,662	53,009

		18,900,437	5,921,006	12,979,431

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

(b)                                Rollforward of net book value

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2008	1,122,301	394,233	2,275,693	123,885	3,582,964	40,619	7,539,695
Additions	955		163,395	485,875	411,764	585	1,062,574
Disposals	(10,792)	6,003	(45,335)			(15,497)	(65,621)
Depreciation		(38,581)	(412,277)			(23,735)	(474,593)
Tax credits	1,644,430	1,222,450	4,086,705	303,124	415,144	151,843	7,823,696
Sale of Guaiba unit	(521,130)	(95,305)	(617,864)	(126,531)	(377,855)	(103,442)	(1,842,127)
Transfers and other	12,961	218,922	3,730,155	(504,530	(3,476,410)	12,309	(6,593)

At December 31, 2009	2,248,725	1,707,722	9,180,472	281,823	555,607	62,682	14,037,031
Additions	560	11	10,103	268,167	202,304	4,208	485,353
Disposals	(13,367)	(3,580)	(12,364)	(21,333)	(1,928)	(1,406)	(53,978)
Depreciation		(117,782)	(747,826)			(20,189)	(885,797)
Tax credits		(25,287)	(228,294)		(16,034)		(269,615)
Reclassification to assets held for sale (CONPACEL and KSR)	(117,812)	(80,047)	(185,488)	(7,615)	(16,406)	(4,706)	(412,074)
Transfers and others	1,219	137,107	500,228	(240,587)	(331,876)	12,420	78,511

At December 31, 2010	2,119,325	1,618,144	8,516,831	280,455	391,667	53,009	12,979,431
Additions	15,066	1,578	14,272		436,302	3,717	470,935
Disposals	(17,862)	(7,902)	(28,339)	(3,075)		(847)	(58,025)
Depreciation		(122,247)	(673,546)			(16,419)	(812,212)
Tax credits			(428)				(428)
Reclassification to assets held for sale (Losango and Piracicaba)	(283,867)	(60,237)	(261,124)		(20,456)	(5,480)	(631,164)
Transfers and others	20,581	132,784	408,009	(71,597)	(609,647)	12,580	(107,290)

At December 31, 2011	1,853,243	1,562,120	7,975,675	205,783	197,866	46,560	11,841,247

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

The balance of construction in progress is comprised mainly of expansion and optimization projects of the Company’s industrial units, being R$ 39,160 in Jacareí, R$ 7,826 of forest area, R$50,173 of Fibria-MS, R$ 77,423 in the Aracruz unit, R$ 17,542 in Veracel.

The loan charges capitalized were calculated based on the weighted average cost of the related debt. In the first six months of 2011, the rate applied was 5.52% p.a., and, in accordance with the internal policy, was revised in July to 5.08% p.a. In 2010, the rate used was 6.2% p.a. in the first semester and 6.04% p.a. in the second semester.

The amounts related to depreciation, depletion and amortization expenses were charged in the statement of operations under “Cost of sales”, “Selling expenses” and “General and administrative expenses” are disclosed in Note 30.

Property, plant and equipment given as collateral are disclosed in Note 22.

The company currently does not have items of fixed assets for which it expects to abandon or dispose of or for which provision to asset retirement obligations would be required.

18                                 Biological Assets

The Company’s biological assets are substantially comprised of growing forests, intended for the supply of wood for pulp production. Forests in formation are located in the states of São Paulo, Rio Grande do Sul, Espírito Santo and Bahia.

The reconciliation of the book balances at the beginning and at the end of the year is as follows:

	2011	2010	2009

At the beginning of the year	3,550,636	3,791,084	1,890,898
Acquisition of Aracruz			1,849,069
Additions	761,502	642,567	216,300
Harvests in the period
Historical cost	(569,813)	(440,265)	(127,595)
Fair value	(405,617)	(411,416)	(104,963)
Change in fair value	125,053	92,319	551,604
Reclassification to assets held for sale
CONPACEL		(160,765)
Losango	(241,595)
Sale of the Guaíba unit			(426,303)
Other	44,044	37,112	(57,926)

At the end of the year	3,264,210	3,550,636	3,791,084

In determining the fair value of biological assets, the discounted cash flow model DCF was used, with projections based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of six to seven years.

The projected cash flows is consistent with area’s growing cycle. The volume of production of eucalyptus to be harvested was estimated considering the average productivity in cubic meters of wood from each

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2011

In thousands of reais, unless otherwise indicated

plantation per hectare at the time of harvest. The average productivity varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth (IMA) by region.

The average net sales price was projected based on the estimated price for eucalyptus in the local market,through a market study and research of actual transactions, adjusted to reflect the price of standing timber by region. The average estimated cost contemplates expenses for felling, chemical control of rgrowth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimated based on average rates of return for those assets.

The valuation model considers the net cash flows after taxes on income and the discount rate used also considers the tax benefits.

In the following table we present the main inputs considered in estimating the fair value of biological assets:

	2011	2010

Actual planted area (hectare)	551,959	544,714
Average annual growth (IMA) - m3/hectare	41	42
Net average sale price - R$/m(3)	50,70	49,34
Remuneration of own contributory assets	5.6%	5.6%
Discount rate	7.9%	8.2%

The increase in e fair value of biological assets during the year ended December 31, 2011, when compared to the fair value as of December 31, 2010 is the combined result of the inputs presented above which resulted in a gain of R$ 125,053.

The estimate of the fair values of biological assets as of December 31, 2011 and 2010 was performed by management with the assistance of valuation specialists.

The company has no biological assets pledged as of December 31, 2011.

19                                 Intangible Assets

(a)                                Analysis

	Annual	2011
	amortization		Accumulated
	rate - %	Cost	amortization	Net

Goodwill - Aracruz		4,230,450		4,230,450
Systems development and deployment	20	172,088	122,889	49,199
Databases	10	456,000	136,800	319,200
Patents	15.9	129,000	61,635	67,365
Relationship with suppliers
Diesel and ethanol	20	29,000	19,749	9,251
Chemical products	6.3	165,000	31,185	133,815
Other		168		168

		5,181,706	372,258	4,809,448

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

	Annual	2010
	amortization		Accumulated
	rate - %	Cost	amortization	Net

Goodwill - Aracruz		4,230,450		4,230,450
Systems development and deployment	20	213,050	150,332	62,718
Acquired from business combination
Data-bases	10	456,000	91,200	364,800
Patents	15,9	129,000	41,090	87,910
Relationship with suppliers
Diesel and ethanol	20	29,000	13,166	15,834
Chemical products	6,3	165,000	20,790	144,210
Other		521		521

		5,223,021	316,578	4,906,443

(b)                                Rollforward of net book value

	2011	2010	2009

At the beginning of the year	4,906,443	5,443,354	631,875
Intangible asset movments from business combination - Aracruz:
Databases, patents and suppliers (Note 33)			779,000
Write-off of goodwill previously recorded under proportional consolidation			(122,116)
Goodwill (Note 33)			4,361,143
Disposal of Guaíba			(130,693)
Amortization of databases, patents and suppliers	(83,123)	(83,123)	(83,123)
Reclassification of goodwill to assets held for sale (CONPACEL)		(475,413)
Acquisition and disposal of software	(13,029)	21,625	7,268
Other	(843)

At the end of the year	4,809,448	4,906,443	5,443,354

Amortization of intangible assets was recorded under “General and administrative expenses” and “Other operating income (expenses), net”.

20                                 Financial and operational lease agreements

(a)                                Financial leases

Financial leases correspond to the purchase of forestry equipment for cutting and transport of timber and also for the purchase of industrial equipment for processing of chemicals and oxygen.

The book value of such assets, recognized substantially under “Machinery, equipment and facilities” within property, plant and equipment as of December 31 is presented below:

	2011			2010
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	balance	Cost	Depreciation	balance

Forestry equipments	44,306	(26,920)	17,386	51,530	20,648	30,881
Oxygen and chemical facilities	88,990	(15,621)	73,369	88,990	9,940	79,049

	133,296	(42,541)	90,755	140,520	30,588	109,930

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

The following is a schedule of future minimum payments for each of the periods indicated below:

Years

2012	4,839
2013 to 2017	24,194
After 2017	30,242

59,275

There are no restrictions imposed by financial lease agreements, except for the agreements to lease forestry equipment. A detail of the restrictions imposed by the agreement is presented in Note 22

(b)                               Operational leases

The company leases wood planting areas based on third-party operational leases as a source of raw materials for its production. The leases, most of which began in 1991, are usually made for a period of 21 years. Lease payments, equivalent to 30% of the market value of the wood harvested in the property are due after each harvest. We guarantee to the lessor a minimum payment for the harvest.

Additionally, the Company is party to a long-term contract to receive sea freight services, whose period is 20 years and is for the sea domestic transport of raw materials utilizing pushers and maritime barges from the Terminal of Caravelas (BA) to Portocel (ES).

At December 31, 2011, minimum payments of future operating leases are as follows:

Years	Land leasing	Sea domestic transport

2012	89,706	387,889
2013 to 2017	358,305	221,156
After 2017	596,387	158,876

	1,044,398	767,921

21                                 Advances to Suppliers - Forestry Partnership Programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and more recently Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Through the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be reimbursed through delivery of wood by forest producers.

The table below presents the movement during the years:

	2011	2010	2009

At the beginning of the year	693,490	720,127	89,498
Aracruz acquisition			256,070
Fair value related to Aracruz acquisition			397,358
Advances made	176,478	29,214	13,588
Wood harvested	(45,367)	(55,852)	(25,092)
Provision for impairment			(11,295)
Transfers to forest	(31,557)
Reclassified as assets held for sale - Losango	(32,433)

At the end of the year	760,611	693,490	720,127

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

22                        Loans and Financing

	Average annual		Current		Non current		Total
Type/purpose	charges - %	Maturity	2011	2010	2011	2010	2011	2010

In foreign currency
Export credits (prepayment)	3,47	2020	29,051	42,967	2,777,003	4,440,775	2,806,054	4,483,742
Bonds - VOTO IV	7,75	2020	886	788	365,883	333,240	366,769	334,028
Eurobonds (issued by VOTO III)	4,25	2014	2,223	1,875	115,544	97,445	117,767	99,320
Eurobonds (issued by Fibria Overseas)	7,33	2021	33,689	34,558	4,737,956	2,896,617	,,4,771,645	2,931,175
Export credits (ACC)	2,06	2012	623,632	66,693			623,632	66,693
FINIMP				2,417		2,154		4,571
Leasing	2,09	2013	8,773	4,189	5,958	19,260	14,731	23,449
Export credits (Finnvera)	3,89	2018	42,731	39,089	217,218	227,328	259,949	266,417
EIB Europe Inv. Bank	0,92	2012	784	4,178		694	784	4,872
			741,769	196,754	8,219,562	8,017,513	8,961,331	8,214,267

In reais
BNDES
TJLP	9,07	2019	242,321	294,972	1,262,260	1,246,757	1,504,581	1,541,729
Currency basket	8,70	2019	48,790	41,996	220,471	170,542	269,261	212,538
FINEP/FINAME	5,31	2016	2,340	20,611	9,859		12,199	20,611
NCE in reais	5,83	2018	45,203	63,246	463,987	455,555	509,190	518,801
Midwest region fund	1,02	2017	11,685	6,105	56,170	67,406	67,855	73,511
			350,339	426,930	2,012,747	1,940,260	2,363,086	2,367,190

			1,092,108	623,684	10,232,309	9,957,773	11,324,417	10,581,457

The foreign currency loans and financings are U.S. dollars denominated, except for the Eurobond VOTO III, which is denominated in Yens.

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

The table below was prepared pursuant to IAS 39 in order to show the annual effects on financial expenses arising from the debt issuance/contracting through the effective interest rate:

Description	2012	2013	2014	2015	2016	After 2017	Total

Export credits (Finnvera)	790	790	790	790	790	921	4.871
Bonds (VOTO IV and Fibria Overseas)
Eurobonds (issued by Fibria Overseas)	39,935	39,935	39,935	39,935	39,935	136,275	335.950
Export credits (prepayment)	10,353	10,353	9,397	4,536	4,619	9,125	48.383

	51,078	51,078	50,122	45,261	45,344	146,321	389.204

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

The capitalization of the costs related to the issuance/contracting of loans and financings increase the average cost of our debt in 0.06% p.a.

The maturities of the non-current portion of the debt at December 31, 2011 are presented below:

	Consolidated
		In foreign
Long term maturity	In reais	currency	Total	Percentage

2013	350,212	258,295	608,507	6
2014	401,790	535,387	937,177	9
2015	404,816	292,887	697,703	7
2016	249,678	392,856	642,534	6
2017	313,721	513,346	827,067	8
2018	235,196	433,625	668,821	7
2019	57,334	444,143	501,477	5
2020		3,942,575	3,942,575	39
2021		1,406,448	1,406,448	13

	2,012,747	8,219,562	10,232,309	100

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

(a)                                  Export credits (prepayments)

On June 2011, the Company signed six export prepayment contracts in the amount of US$ 125 million (equivalent then to R$ 197,575), with maturity in November 2012 and fixed interest rate, of which US$ 75 million at 2.05% p.a. and US$ 50 million at 2.09% p.a.

On May, 2011, the Company signed a export prepayment contract with eleven banks in the amount of US$ 300 million (equivalent then to R$ 488,850), bearing quarterly LIBOR plus 1.80% p.a., which can be reduced to 1.60%, depending on the level of leverage and risk rating of the Company with a eight-year term , annual installments of US$ 15 million in 2012; US$ 30 million in 2015; US$ 15 million in 2016; US$ 90 million in 2018 and US$ 150 million in 2019.

On January 2011, the Company signed three export prepayment contracts in the amount of US$ 50 million each for a total of US$ 150 million (equivalent then to R$ 248,640), with maturity in June 2012 and fixed interest rate at 2.09% p.a.

On September 30, 2010, the Company signed an Export Credit Contract with 11 banks in the amount of US$ 800 million (equivalent then to R$ 1,355,360), with maturities through 2018, bearing quarterly LIBOR plus 2.755% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. In March 29, 2011, the company prepaid the amount of US$ 600 million (equivalent then to R$ 992,760), with funds from the CONPACEL sale and the Fibria Bond 2021 captation.

On September 29, 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 250 million (equivalent then to R$ 423,550), with maturities through 2020, bearing semi-annual LIBOR plus 2.55% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities.

On June 30, 2010, the Company signed an Export Credit Contract with nine banks in the amount of US$ 600 million (equivalent then to R$ 1,080,900), with maturities through 2017, bearing quarterly LIBOR plus 2.80% p.a., which can be reduced to 2.40%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. In March 30, 2011, the company prepaid the amount of US$ 600 million (equivalent then to R$ 999,120), with funds from the CONPACEL sale and the issuance of the Fibria 2021 Bond referred to below.

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 535 million thousand (equivalent then to R$ 956,152), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The loans are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, 2010 funds totaling US$ 314 million (equivalent then to R$ 558,991) were released, and the remaining balance of US$ 221 million (equivalent then to R$ 389,310) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities. In April, 2011, the company prepaid the amount of US$ 100 million (equivalent then to R$ 160,970), getting a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly depreciation). There were no changes in interest rates charged.

In July 2009, the Company signed an export credit contract with Banco Credit Suisse totaling US$ 54 million (equivalent then to R$ 104,166), bearing interest of 100% of the CDI plus 1% p.a.,

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

maturing in July 2012. In June 2010, the Company approved the assignment of this agreement from Banco Credit Suisse to Banco Safra, without changing any of the other contractual provisions. In October, 2011, the company prepaid the amount of US$ 24 million (equivalent then to R$ 41,702), with its available funds considering the higher cost of this loan in relation to other debt.

In September 2008, as a result of the creation of the CONPACEL consortium on the spin-off of the operations of Ripasa to Fibria (50%) and Suzano (50%), the Company recorded the balance of loans arising from the spin-off which were subsequently merged into Fibria, of US$ 83 million (equivalent then to R$ 139,596), related to the contracts for export prepayment totaling US$ 73 million and for import financing totaling US$ 10 million, both of which mature in 2012. In June 2010, the Company prepaid the remaining balance of these transactions, in the amount of US$ 24 million, because they presented less favorable conditions. In January 2011, the remaining balance of these loans were fully transferred to the acquirer, improving the profile of indebtedness of the Company.

The Company has export prepayment contracts with Banco Bradesco in the amount of US$ 150 million, bearing interest of LIBOR plus 0.78%, maturing in 2014.

The Company has export prepayment contracts with Nordea bank in the amount of US$ 50 million, bearing interest of LIBOR plus 0.80%, maturing in 2013.

In March 30, 2011, the company fully prepaid the balance of a export prepayment contract with Banco do Brasil in the amount of US$ 200 million (equivalent then to R$ 327,200) bearing interest of LIBOR plus 3.20% - 5.00%, maturing in 2018, with funds from the CONPACEL sale and the Fibria 2021.

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

(d)                                  Loans - Fibria 2019, Fibria 2020  and Fibria 2021 (eurobonds)

In March 2011, the Company, through Fibria Overseas Finance Ltd., raised US$ 750 million (“Fibria 2021” equivalent then to R$ 1,240,875), maturing in ten years, with a repurchase option as from 2016, accruing semi-annual interest at 6.75% p.a..

In May 2010, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million (“Fibria 2020” equivalent then to R$ 1,339,650) in the international market, maturing in ten years and with a repurchase option as from 2015, accruing semi-annual interest at 7.50% p.a.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

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

The effective interest rate on these operations, including the transaction costs, is 8.66% p.a.

(e)                                  BNDES

In October 2010, a new EXIM financing agreement was executed with BNDES totaling R$ 70,000, accruing interest at 7.7% p.a. and maturing in 14 months. The amount was repaid at its maturity in December 2011.

In 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest at the Long-term Interest Rate (TJLP) plus 0% to 4.41% and the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a. At December 31, 2011, 93% of this total amount had been released. UMBNDES is an index based on a basket of currencies, predominantly the U.S. dollar.

In 2008, a financing agreement with BNDES totaling R$ 540,000 was approved, bearing TJLP plus 1.36% to 1.76% and UMBNDES plus 2.45% p.a. The final maturity of this financing is 2015. At December 31, 2011, 2010, 62% of this amount had been released.

In 2007, a financing agreement was executed with BNDES totaling R$ 21,701, indexed by the TJLP plus 1.8% and UMBNDES plus 1.3% p.a. The principal amount will be repaid between 2011 and 2012.

On November 2006, a financial agreement was executed into with BNDES, in the amount of R$ 596 million, of which 99% has already been released in december 31, 2011, bearing interest at the TJLP plus 0% e 2,9% p.a. and UMBNDES plus 1,4% to 2,4% p.a., maturing from 2009 to 2016.

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

Considering only the portion proportionally consolidated by the Company, equivalent to 50% of the loans and financings of Veracel (joint venture with Stora Enso) granted by BNDES, the total principal amount outstanding amount to R$ 331,299, repayable from 2011 to 2014, subject to interest ranging from TJLP plus 1.0% to 3.3% p.a. and currency basket plus 3.3% p.a.

The Company has given the pulp plant located in Três Lagoas and in Jacarei as the main collateral for these financings.

(f)                                    Leases

In December 2009, the Company renegotiated the terms and the amount outstanding of its finance lease with Banco Société Générale, originally contracted in 2008, for the acquisition of forest machinery and equipment. The contract maturity is up to 2013.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

Finance lease liabilities are guaranteed by a statutory lien on the assets leased.

(g)                                 Export Credit Note (NCE) and Rural Credit Note (NCR)

On September 28, 2010, the Company signed an NCE totaling R$ 427,500, maturing in 2018 and bearing charges of CDI plus 1.85% p.a. This NCE is linked to a swap that converts floating rates to fixed rates of 5.45% plus exchange variations.

In August 2009, the Company signed an agro-industrial credit agreement with Banco do Brasil totaling R$ 137,000, maturing in 488 days and bearing charges of 11.25% p.a. This agreement was settled in 2011.

In May 2009, the Company contracted an NCE with Banco do Brasil totaling R$ 50,000, which matures in June 2011 and bearing charges of 11.25% p.a. This contract was settled in 2011.

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

(i)                                    Fund for the financing of the Brazilian Midwest Region (FCO)

On December 31, 2009, the Company raised R$ 73,000 from Banco do Brasil through its subsidiary Fibria - MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

(j)                                    Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

In December de 2011, we renegotiated the covenants of Leasing contracts, Finnvera and a part of PPEs (balance of USD 1,332 billion), which represents the total of contracts with financial covenants in December 31, 2011. The new operations of Export Credits (Prepayment) and “Revolver”, outlined in items (a) and (d), have also been renegotiated. After the renegotiation, the loans subject the Company to maintaining, at the end of each quarter, the following levels:

	December, 2011	March, 2012	June, 2012	September, 2012	December, 2012 and after

Debt service coverage (i)	1.00	1.00	1.00	1.00	1.00
Indebtedness ratio (ii)	5.50	5.50	5.25	4.00	3.50

(i)        Defined as the ratio of (i) EBITDA for the last four quarters measured based on information prepared in accordance with accounting practices adopted in Brazil and adjusted, to (ii) total debt maturing during the following four consecutive quarters plus financial charges to be paid during the following four consecutive quarters.

(ii)     Net debt to Adjusted EBITDA (for the last four quarters).

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

Those same agreements have as the main events of default:

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

As a result of the renegotiation of covenants referred above, the Company shall not, for the next three quarters after December 31, 20110:

•                  distribute dividends in excess of the minimum required by law;

•                  exceed R$ 80 million in expansion CAPEX;

•                  exceed during the next three quarters the amount of debt existing as of September 30, 2011 measured in its currency of denominationexcept that loans may be contracted with BNDES, FCO and FINEP;

•                  Use the revolving line of credit if the Indebtedness ratio exceeds 4.00 x.

At December 31, 2011 the Company was fully in compliance with the covenants established on its loan agreements.

(k)                                Loans and financing guarantees

At December 31, 2011, certain loans and financing are guaranteed mainly by property, plant and equipment items, with a net book value of R$ 4,665,415 (December 31, 2010 - R$ 5,234,743), considered sufficient to cover the corresponding loans and financing amounts.

(l)                                    Unused credit lines

In May 2011, the Company, through its international subsidiary Fibria Trading International Ltd. obtained a Revolving Credit Facility with eleven foreign banks, in the amount of US$ 500 million with availability of four years and interest payable quarterly at quarterly LIBOR rate plus 1.55% over the disbursed amounts. Over undisbursed amounts the Company is charged 35% of the agreed interest cost. As a result of the renegotiation of the covenants mentioned in item (k), withdrawns under the line of credit can only be made if the Indebtedness ratio is below balcony if the level of leverage is below 4.00x.

23                                  Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against probable unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel.Provisions and corresponding judicial deposits are as follows:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

	2011			2010
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	119,572	173,823	54,251	59,128	273,335	214,207
Labor	47,819	88,834	41,015	39,266	80,457	41,191
Civil	821	7,149	6,328	311	10,305	9,994

	168,212	269,806	101,594	98,705	364,097	265,392

The Company has tax and civil claims arising in the normal course of business that are assessed as possible (but not probable) losses by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2011, these claims amount to: tax R$ 3,352,635 and civil R$ 56,692.

The change in the provision for contingencies is as follows:

	2011	2010	2009

At the beginning of the year	364,097	712,873	443,252
Reversal (*)	(123,624)	(396,696)	(212,745)
New litigation		13,934	24,004
Merger of Aracruz			429,688
Accrual of financial charges	29,333	33,986	28,674

At the end of the year	269,806	364,097	712,873

(*)    The reversal in 2010 was due to the REFIS (R$ 215,181 - item (viii) below) and the reversal of the provision for CSLL taxes on export revenue in 2003 (R$ 156,331 - item (iii) below) among others.

(a)                                 Comments regarding probable tax contingencies

The tax processes with probable loss are represented by discussions related to federal, State and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure to the company. The remaining balance, not deposited, refers to the discussion regarding ICMS on Interstate transfers and social contribution over the export sales in approximated amount of R$ 26 million of each discussion.

(b)                                 Comments regarding possible tax contingencies

We present below comments on possible tax contingencies for which the Company has not recognized any provision. In the table below we present a detail of the amounts of these contingencies:

Amount

Income tax assessment - Normus (i)	1,433,502
Tax incentive - agency for the development (ii)	76,207

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

Amount

IRPJ/CSL - partial approval (iii)	139,980
IRPJ/CSLL - Newark (iv)	88,842
IPI-BEFIEX (v)	167,802
Other tax liabilities (vi)	1,446,302

Total possible tax contingencies	3,352,635

(i)            Income Tax Assessment - Normus

On December 2007, Fibria’s subsidiary Normus Empreendimentos e Participações Ltda. received an income tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) charging Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido)  over earnings of its foreign subsidiarires, during the period from 2002 to 2006. The amount of the assessment was R$ 1,294 million updated through December 31, 2011.

On October 2011, the assessment was revised by the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais) which decided to maintain the assessment through a casting vote after a tie of 3 votes favourable to Fibria and 3 votes against Fibria by the 6 members of the court. Fibria can filed a new appeal challenging the ruling, but the Company is waiting for the formal notification in order to appeal.

On September 2010, Normus Empreendimentos e Participações Ltda. received a new tax assessment charging Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido), but this time for the year 2007. The amount of the assessment was R$ 140 million updated through December 31, 2011.

The subsidiary in question, domiciled in Hungary, sells pulp and paper in the global market.

Based on the position of outside legal counsel, management understands that this Hungarian subsidiary is subject to taxation in its  country of incorporation andthe position taken by the tax authorities  violates prevision of Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation, which precludes double taxation by Brazilian taxes of net income of a Brazilian company for operations in Hungary.

In 2011 a Inconstitutionality Process (ADI- Ação Direta de Inconstitucionalidade) was filed by the National Industry Association (CNI- Confederação Nacional da Industria) with the Supreme Federal Court (STF- Supremo Tribunal Federal) challenging the constitutionality of article 74 of Provisional Measure 2,158 which establishes the taxation for income tax and social contribution purposes of income earned by subsidiaries and affiliates incorporated outside Brazil irrespective of whether such income was made available to the shareholder in Brazil. On its session of August 17, 2011 the STF considered the ADI with 5 members voting for the constitutionality of article 74 and 4 members voting for the unconstitutionality of such article. The session was suspended until Justice Joaquim Barbosa to cast its vote which is the only vote not yet casted.

Considering the outcome of the session of the STF indicated above internal and external legal counsel have reviewed their probability assessment which previously was of a remote loss and currently consider the loss as reasonably possible.

(ii)         Tax incentives - Agency for the Development of Northeastern Brazil (ADENE)

The Company has business units located within the regional development area of ADENE. As the paper and pulp industry is deemed to be a priority for regional development (Decree 4213, of April 16, 2002), in December 2002, the Company requested and was granted by the Brazilian Federal Revenue Service (Receita Federal do Brasil) the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

On January 9, 2004, the Company was served Official Notice 1406/03 by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, “based on the review carried out by the Legal Advisory Office of the Ministry of Integration as regards the special extent of the incentive, the right to use the benefit previously granted is unfounded and will be cancelled”.

During 2004 and 2005, various ADENE determinations were issued to cancel the tax benefits. Such determinations were challenged and/or refuted by the Company, but no final court decision has been announced in relation to the merits of the case.

Nevertheless, the Brazilian Federal Revenue Service (Receita Federal do Brasil) served the Company an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used, plus interest, but without imposing any fine, amounting to R$ 316,355. The Company challenged such assessment notice, which was deemed to be valid at the administrative level. The Company filed an appeal against that assessment and in August 2011, the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais) considered that part of the assessment needed to be upheld. Therefore, the portion of the assessment related with 2003 benefits was canceled and the portion related with 2004 was upheld. Because this ruling, the amount of the assessment was reduced to R$ 76 million updated through December 31, 2011.

Company’s management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or with respect to future periods.

With respect to the benefits obtained through 2004, based on the position of its  legal counsel, management believes that the tax payment demanded is not justified, since the Company used the benefits strictly in accordance with the legal requirements and in conformity with the Brazilian Federal Revenue Service (Receita Federal do Brasil) determinations and ADENE’s qualifying reports.

Considering that the CARF maintained the assessment with respect to the benefits used during 2004 amounting to R$ 73,100 the Company offered to provide a bank guarantee for the amount being challenged and expects for the collection phase of the legal process where it will challenge the amount of the assessment.

With respect to the remaining incentive period, extending to 2012 (plant C) and 2013 (plants A and B), based on the opinion of its legal counsel, management believes that it is illegal revoke the tax benefits, because the benefits granted were conditional to achieving certain pre-established requirements (implementation, expansion or modernization of industrial enterprise) and the benefits were granted through the end of the term established in the Law and related regulations.

Although the Company is confident that it will prevail, considering the facts that occurred in 2004 and 2005, which indicate that ADENE and the Brazilian Federal Revenue Service (Receita Federal do Brasil) intend to cancel the tax benefits, the Company decided to cease the use of tax benefits as from 2005, until a final court decision is obtained on the matter.

Since the benefits used through 2003 were maintained by the decision of CARF they are currently under discussion the benefits for the year 2004 and those after 2005 for which the Company has not used the benefits. The tax contingency is considered as of possible loss and therefore no provision has been recorded.

(iii)      IRPJ/CSLL - partial approval

The Company has three requests for the approval of income tax (Imposto de Renda) credits with the Brazilian Federal Revenue Service (Receita Federal do Brasil), referring to 1997, 1999 and the fourth quarter of 2000, totaling R$ 134 million, of which only R$ 83 million was approved, creating a contingency of R$ 139 million updated through December 31, 2011. The Company  timely appealed the rejection of the tax credits.

With respect to the year 1997, the claim is pending a decision from the first trial court (Delegacia Regional de Julgamento). With respect to  the fourth quarter of 2000, the Company is awaiting a decision from Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais), and with respect to 1999 it awaits a decision on an appeal to the High Court of Justice.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

Based on the position of legal counsel, management understands that the likelihood of an unfavorable outcome for these trials is possible and therefore no provision has been recorded.

(iv)     IRPJ/CSLL - Newark

Fibria received, in December 2007 and December 2010, two tax assessments in the amount, together, of R$ 219 million where Brazilian Federal Revenue Service (Receita Federal do Brasil) charged  Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido) of Newark Financial Inc., an offshore company controlled by VCP Exportadora e Participações Ltda. (succeeded by Fibria) with respect to the fiscal year 2005.  Based on advice from internal and external counsel we tha the probability of loss for the first tax assessment (December 2007 - R$ 130 million) as remote and the probability of loss for the second tax assesment (December 2010- R$ 89 million) as possible and and, accordingly, no provision has been recorded with respect thereto.

(v)        IRPJ - BEFIEX

Fibria has received a tax assessment because of allegedly using tax losses, consolidated during the BEFIEX program, six years after it was consolidated. The amount involved in this assessment is R$ 168 million. Based on our in house and external legal counsel, Fibria has recorded no provision with respect thereto.

(vi)     Others Tax liabilities

Fibria has more 334 trials for individual amounts of less than R$ 80 million. The amount involved in all of that trials is R$ 1.446.302. The average value of each trail is R$ 4,3 million

(c)                                 Comments on labor/civil proceedings

The Company is a party to approximately 3,629 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and 883 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

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

(d)                                 Remaining judicial deposits

The company has at December 31, 2011 the amount of R$ 137,060 (R$ 110,364 in December 31, 2010) deposited judicially in cases classified by external legal advisors as of remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, IRPJ taxes and to contributions to the INSS, among others of smaller amount. Additionally, it includes the amount of R$ 50,096 of the credit balance of REFIS, as detailed in Note 25.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

(e)                                 Obligations to dismantle and remove items of property, plant and equipment and restore the site

The Company has no long-term assets expected to be abandoned or sold, or that would require a provision for obligations due to the decommissioning of assets as requested in the IAS 16 “Obligations to Dismantle and Remove Items of Property, Plant and Equipment and Restore the Site.

24                                 Tax Amnesty and Refinancing Program (“REFIS”)

In November 2009, the Company joined the REFIS introduced by Law 11941/09, the objective of which is the settlement of fiscal liabilities through a special system for payment of tax and social security debt in installments.

On June 28, 2011 all amounts under the program were consolidated after having complied all formal requirements established in the legislation and the amounts included in the consolidated debt relate mainly to:

•             CSLL - judicial measure aiming the exclusion of export earnings of the basis for calculating the social contribution, as established by the constitutional amendment n° 33/2001;

•             IRPJ/CSLL - judicial measure aiming the correção monetária of the balance sheet without monetary losses generated by the plano verão - Economic plan established by the Provisional Measure 32/1989, converted into Law 7.730/89;

•             IRRF/CSLL - tax assessments issued due to the offset of income and social contribution tax losses, without compliance the limitation of 30%;

•             IPI credit premium - tax credits transferred from KSR to Celpav, related to phase II (April 1, 1981 to April 30, 1985), which were the subject of a tax assessment notice issued by the Brazilian Federal Revenue Secretariat due to supposed noncompliance with accessory tax obligations;

•             Economic Domain Intervention Contribution (CIDE) - judicial proceeding regarding CIDE on amounts paid to parties resident abroad as royalties or contractual remuneration, introduced by Law 10168/00 and amended by Law 10332/01 - period: as from 2002;

•             Tax on Financial Transactions (IOF) - judicial proceeding for declaration of non-existence of legal-tax relationship, in order not to be obliged to pay IOF on foreign exchange contracts entered into for purposes of raising funds abroad through the issue of Euronotes. The IOF amount was deposited in court on February 4, 1994;

•             COFINS - rate increase from 2% to 3% as established by Law 9718/98;

•             CSLL - tax assessment issued due to the deduction on basis for calculating the social contribution, of expenditure on the monetary correction portion to the difference between the variation of the IPC and of the BTN Fiscal in the year of 1990.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

The following is a summary of the final values included in the program, as well the benefits obtained:

Detail of amounts
Total upated debts included in the program	532.734
Benefits for reduction of fines and interest	(78,030)
Fines and interest offset against tax loss and negative basis	(129,397)

Total debt payable	325.307
Payments made	(21,356)

Balance of debt	303.951

Total of judicial deposits updated	349,802

Credit balance	45.851

Considering the legal right to offset judicial deposits related to the debts included in the program and since judicial deposits exceed the remaining debt (after the reductions established by the program) the remaining balance in favor of the Company, updated in December 31, 2011 is R$ 50,096, is presented within non-current assets under other accounts receivable and monthly updated by SELIC.

The benefits for reduction of fines and interest were recorded in financial result in the line “foreign exchange gain(loss) and indexation” and totaled R$ 57,950 in the year ending December 31, 2011 (R$ 61,875 in 2010).

25                                 Long-term Commitments

(a)                                 Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for a average period of 9,81 years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. The contractual obligations assumed at December 31, 2011 correspond to R$ 301,117 per year (R$ 272,595 at December 31, 2010).

(b)                                 Guarantees in compror (financing of purchases) operations

The Company is the guarantor of compror operations for some of its customers in Brazil, in the amount of R$ 84,376 at December 31, 2010 (R$ 217,389 at December 31, 2010). The fair value of these guarantees is insignificant since they do not have a history of default and there is no amount recorded for them.

(c)                                 Acquisition of Ripasa or CONPACEL

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

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

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

26                                 Shareholders’ Equity

(a)                                 Capital

At December 31, 2011 and 2010, fully subscribed and paid-up capital is represented by 467,934,646 nominative common shares without par value. The authorized capital is represented by 529,624,961 nominative common shares without par value.

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

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

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

There were no proposals of dividends for the year ended December 31, 2011 regarding the loss found in the period.

Dividends for the year ended December 31, 2010 of R$ 0.30 per share, totaling R$ 142,179, will be proposed at the Shareholders’ Annual General Meeting. These financial statements reflect only the mandatory minimum dividend established in the Company’s by-laws.

Despite the positive results for the year ended December 31, 2009, the Company’s management, due to commitments assumed, level of indebtedness, financial liabilities management strategy aiming, among others, to correlate debt maturities with cash flow generation, and the Company’s business plan, has not proposed the dividends prescribed by Article 30, paragraph III of the by-laws, as permitted by article 202, paragraph 4 of Law 6404/76. Considering that at December 31, 2010 the Company’s financial position sufficient to pay dividends of R$ 121,958 (equivalent to R$ 0.26 per share), which was recorded in a “Special reserve for minimum dividends not distributed” in shareholders’ equity was reclassified to a liability for “Dividends payable”.

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

27                                 Benefits to Employees

(a)                                 Variable remuneration program

The Company maintains a performance based bonus program for its employees, linked to its personal plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2011 was R$ 64,597 (December 31, 2010 - R$ 50,185 and December 31, 2009- R$ 54,771).

(b)                                 Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s rules, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2011 amounted to R$ 8,835 (R$ 6,936 and R$ 5,641 for the years ended December 31, 2010 and 2009 respectively).

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

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

IAS 19 - “Benefits to Employees” requires that an entity calculate the present value of defined benefit obligations and the market value of the assets of the plans at the end of each reporting period. The amount recorded as expenses for the year ended December 31, 2011 was R$ 1,274 (R$ 694 and R$ 24,884 for the years ended December 31, 2010 and 2009).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2011	2010	2009

Discount rate - %	5.5	6.75	6.75
Real growth rate of medical costs - %	3.0	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0	3.0
Long-term inflation - %	4.25	4.25	4.50
Biometric table of general mortality	AT-83	AT-83	AT-83
Biometric table of general mortality for invalids	IABP57	IAPB 57	IAPB 57

Based on the independent actuary’s report, the position of the actuarial calculations is as follows:

	2011	2010	2009

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the period	51,504	69,469	58,373
Cost of current service
Interest on actuarial obligations	5,960	7,747	7,528
Benefits paid	(3,261)	(4,256)	(4,183)
Actuarial (gains) losses in the statement of operations	1,512	(2,797)	7,751

Present value of actuarial obligations at end of the period	55,715	70,163	69,469

The balance in December 31, 2011, when compared with 2010, suffered a significant reduction since part of the liability was derecognized as result of the sale of the Piracicaba CGU.

The liability is recorded under “Other payables” in the consolidated balance sheet.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

(d)                                 Employee benefits expenses

	2011	2010	2009

Payroll, profit sharing and related charges	470,376	449,950	388,723
FGTS and other rescission indemnifications	37,010	41,809	24,214
INSS	88,224	94,329	80,255
Others	18,007	9,738	11,198

	613,617	595,826	504,390

28                                 Phantom Stock Options (PSO) - Compensation Program Based on Shares

On April 28, 2010, the Board of Directors approved the Long-term Incentive Program, which consists of the plan to grant Phantom Stock Options, the 2009 and 2010 Programs, with the purpose of integrating executives in the development process of the Company in the medium and long term, permitting their participation in the increase in value of the Company’s shares. There was no award of options in 2011. The program is based on the Phantom Stock Options (PSO) concept, which consists of an award in cash based on the appreciation, of the shares of the Company, in relation to a predetermined price in a predetermined period. The plan does not provide for the delivery of any share to the beneficiaries. The Company’s CEO and the Executive Directors are eligible for the plan.

At the time of each award, the eligible executive will receive a quantity of PSO, to be defined based on a target reward and on the expectation of the increase in the value of the Company. The target for the appreciation of the shares of the Company is established by the Board of Directors and the number of PSO awarded will be calculated in such a manner that, if the appreciation target is attained, the resulting reward will be equal to the target value.

The PSO can only be exercised after a vesting period of three years, as from the award date established in the contracts, and the maximum period for the exercise of the option is five years since granted. Exceptionally, the first award, denominated as the Program 2009, has a graded vesting period.

The exercise price of the options is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the six months prior to the date of the award. Exceptionally, for the 2009 and 2010 Programs, an exercise price of R$ 27.55 was utilized, corresponding to the price on the first day that the common shares of FIBR3 were traded.

In August 2010, the following options, referred to as the 2009 and 2010 Programs, were awarded:

	2010 program
Vesting period	Right to exercise	Options	Exercise price

36 months	August 28, 2013	223,207	27.55

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

	2009 program
Vesting period	Right to exercise	Options	Exercise price

None	August 27, 2010	52,215	27.55
Four months	December 26, 2010	52,215	27.55
14 months	October 27, 2011	52,214	27.55

		156,644

Assumptions and calculation of fair
value of options granted

The pricing of options was based on the BTT model, due to its ease of implementation, validation and inclusion of the specific terms of the program. This model is a numerical approximation of the risk-neutral or equivalent martingale methodology which is frequently utilized in the valuation of instruments that cannot have a closed-form pricing formula.

To determinate this value, the following economic assumptions were used at December 31 of each year. As result of the decrease in the quoted market price of the FIBR3 shares in 2011 the fair value of the options as of December 31, 2011 is virtually zero:

	2011	2010

Share price volatility - % (i)	10.00	5.72
Risk free return rate - % (ii)	10.00 to 11.55	10.6 to 11.7
Average price of shares (average of six prior months)	14.78	31.33
Options exercise price	27.55	27.55
Weighted-average term of life of option (months)	31.96	56.37

Fair value of option resulting from the model (average)		1.96

(i)            Based on the daily volatility price for a six-month period.

(ii)         The curve of fixed-DI interest rate (Brazil) at the measurement date was utilized.

The settlement of this benefit plan for executives will be made by the Company in cash when the options are exercised.

The change in the number of share purchase options and their corresponding weighted average prices for the period are presented below:

	Number of options		Weighted average price for exercise of options -
	2011	2010	reais

Open at the beginning of the year	379,851
Granted during the period		379,851	27.55
Open at the end of the period	379,851	379,851	27.55
Exercisable options at the end of the year	156,644	52,215	27.55

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

The remaining weighted average term for the exercise of outstanding options at December 31, 2011 is 12 months (20 months in December 31, 2010).

In the period ended December 31, 2011 expenses were reverted for R$ 366 (at December 31, 2010 an expense of R$ 366 was recorded), recorded in the statement of operations as “General and administrative expenses” and in liabilities, as “Other payables”.

29                                 Net Revenue

	2011	2010	2009

Gross amount	6,861,041	7,785,155	5,820,530
Sales taxes	(245,759)	(421,701)	(273,047)
Discounts and returns (*)	(760,982)	(1,080,067)	(254,511)

Net revenues	5,854,300	6,283,387	5,292,972

(*)   Related mainly to the export customers’ performance rebate.

30                                 Financial Results

The financial results for the years ended December 31, 2011, 2010 and 2009 were summarized as follows:

	2011	2010	2009

Financial expenses
Interest on loans and financing	(660,084)	(732,314)	(709,067)
Appropriation of interest-acquisition of Aracruz shares	(40,893)	(288,701)	(474,536)
Loans commissions	(84,866)	(78,997)	(39,977)
Others	(87,162)	(92,520)	(95,271)

	(873,005)	(1,192,532)	(1,318,851)

Financial income
Financial investment earnings	180,377	252,101	190,516
Reversal of indexation charges on contingent liabilities (i)		73,409
Reversal of PIS and COFINS indexation charges - 9718/98 (ii)			159,918
Reversal of ICMS indexation charges			24,401
Others	36,623	48,916	79,500

	217,000	374,426	454,335

Gains (losses) on derivative financial instruments	(276,877)	152,284	210,086

Foreign exchange and gain (loss) and indexation
Loans and financing	(1,036,274)	331,098	2,845,195
Other assets and liabilities	100,485	(29,494)	(619,230)

	(935,789)	301,604	2,225,965

Net financial result	(1,868,671)	(364,218)	1,571,535

(i)             Effect of indexation on the reversal of the provision for social contribution on export revenues related to 2003.

(ii)           Effect of indexation on the reversal of PIS and COFINS in 2009 (Note 21(a)(i)).

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

31                                 Expenses by Nature

	2011	2010	2009

Cost of sales
Depreciation, depletion and amortization	1,803,374	1,606,970	1,216,699
Freight	513,608	514,968	580,083
Benefits to employees	473,426	468,796	406,171
Variable costs	2,333,861	2,103,925	2,352,776

	5,124,269	4,694,659	4,555,729

Selling expenses
Benefits to employees	18,564	19,096	45,728
Commercial expenses (*)	239,787	220,512	253,734
Operational leasing	907	2,260	2,665
Depreciation and amortization charges	11,779	2,620	1,026
Allowance for doubtful accounts	22,237	27,047	2,713
Other expenses	1,654	9,893	(8,892)

	294,928	281,428	296,974

General and administrative and directors’ fees expenses
Benefits to employees	121,627	116,703	101,430
Third-party services (consulting, legal and others)	141,104	128,489	140,293
Provision for losses	(411)	11,573	12,868
Depreciation and amortization charges	23,674	7,115	8,888
Donations and sponsorship	7,617	10,316	406
Other expenses	16,814	38,120	32,238

	310,425	312,316	296,123

Other operating expenses, net
Fair value amortization (including the gain on investment sold - Guaíba unit)	(23,197)	(83,123)	(242,868)
Gain related to the remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz			1,378,924
Gain on disposal - Piracicaba	175,654
Provision for loss - sale of investment	(30,844)
Change in fair value of biological assets	145,884	92,319	551,604
Others	(14,102)	(16,695)	(78,644)

	253,395	(7,499)	1,609,016

(*)        Includes handling expenses, storage and transportation expenses and sales commissions, among others

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

32                                 Insurance (unaudited)

The Company has insurance coverage for operating risk and comprehensive civil liability, with a maximum indemnity of R$ 3,150 million. Additionally the Company maintains insurance coverage of civil general liability in the amount of US$ 25 million corresponding to R$ 46,895 on December 31, 2011. Fibria’s management considers these amounts to be sufficient to cover any potential liability, risks and damages to the assets and loss of profits.

The Company does not have insurance for its forests. To minimize the risk of fire, there are internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective until January 31, 2012.

Besides the above-mentioned insurance coverage, Fibria has civil liability policies for directors and officers at amounts considered to be adequate by management.

33                                 Segment Information

As the result of the sale of the paper activities, Fibria operates in only one operating segment which is the sale of pulp in the global markets. In the financial statements for the year ended December 31, 2010 Note 32 included segment information presenting two operating and reportable segments: Pulp and paper. However as result of the sale of CONPACEL, KSR and Piracicaba the financial statements for the current year do not present segment information as the Company currently has only one operating segment pulp.

We present below, the information required by IFRS 8 with respect to products,, geographic areas and major customers.

(a)                                Information about products

	2011	2010	2009

Product
Pulp	5,530,178	5,910,208	4,748,720
Paper	324,122	373,179	544,252

	5,854,300	6,283,387	5,292,972

(b)                                Information about geographic areas

The geographic areas are determined based on the location of the customers. Net revenue of the Company, classified by geographic area, is as follows:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

	2011	2010	2009

Europe	2,343,284	2,430,720	1,340,207
North America	1,395,009	1,622,256	1,088,565
Asia	1,262,191	1,355,932	1,577,728
Brazil	853.816	874,479	1,286,472

	5,854,300	6,283,387	5,292,072

(c)                                 Information about main clients

We have two customers that individually represented more than 10% of our net revenues. For the year ended December 31, 2011 they represented 29% (31% for the year ended December 31, 2010 and 25% for the year ended in December 31, 2009).

34                                 Earnings per Share

(a)                                Basic

The basic earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares. Premium paid on the issue of preferred shares during the period are deducted from the net income attributable to the Company’s shareholders.

	Continued operations			Discontinued operations
	2011	2010	2009	2011	2010	2009

Net income attributable to the shareholders of the company	(1,113,277)	524,134	1,836,130	240,655	74,512	93,095
(-) Premium paid on the issuance of preferred shares			(108,643)
(=) Net income attributable to shareholders of the Company	(1,113,277)	524,134	1,727,487	240,655	74,512	93,095

Weighted average number of common shares outstanding	467,591,824	467,720,762	241,085,835	467,591,824	467,720,762	241,085,835
Basic earnings per share (in reais)	(2.38)	1.12	7.17	0.51	0.16	0.39

(b)                                Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common shares for dilution purposes.

35                                 Payable - Aracruz Acquisition

The Company issued notes payable and executed an irrevocable and binding purchase agreement, in connection with the acquisition of Aracruz. The notes, denominated in reais, bear neither interest nor indexation charges and is due in semi-annual installments, except as noted below, in January and July of each year:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

	2011	2010

Present value of total obligation at January 2009 (discounted by 103% of CDI) - the Families and the Safra family	4,687,971	4,687,971
Present value of total obligation at January 2009 (discounted by 103% of CDI) - remaining common shareholders	215,692	215,692
Amount paid	(5,704,987)	(4,223,418)
Present value accretion adjustment	801,324	760,431

Balance at December 31		1,440,676

Remaining installments due in
January 2011		855,118
July 2011		585,558

Current		1,440,676

36                                 Non-current Assets Held for Sale

(a)                                CONPACEL, KSR e Piracicaba

As mentioned in Note 1(e), the cash generating units (CGUs), CONPACEL, KSR e Piracicaba were disposed in 2011. The results of discontinued operations for the years ended December 31, 2011, 2010 and 2009 are summarized in the table below.

The net assets of the Piracicaba CGU met the definition of assets held for sale as from the second quarter of 2011 and have been classified as such in these consolidated financial statements. The Piracicaba CGU was not considered to meet the definition of discontinued operations since it does not represent a major separate line of business or geographical area considering its relevance with respect to the consolidated activities

Discontinued operations - CONPACEL and KSR -
information on statement of operations

	2011	2010	2009

Net revenues	65,640	766,218	706,634
Cost of sales	(41,648)	(590,405)	(542,737)

Gross profit	23,992	175,813	163,897

Commercial and administrative expenses	(13,575)	(62,987)	(45,336)
Financial result	(106)	71	22,492
Capital gain	357,196
Others	(2,878)

Income before taxes on income	364,629	112,897	141,053

Taxes on income	(123,974)	(38,385)	(47,958)

Net income from discontinued operations	240,655	74,512	93,095

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

Discontinued operations - CONPACEL and KSR - information on cash flow

	2011	2010	2009

Net cash provided by operating activities	36,886	294,624	270,720
Net cash used in investing activities	1,558,768	(78,492)	(57,861)
Net cash used in the financing activities (*)	(1,595,654)	(216,132)	(213,310)

(*)    Considering that CONPACEL and KSR treasury operations were centralized by the Company, this amount represents the proceeds from the sale transferred to the Company net of investments realized.

(iii)                           Assets and liabilities of CONPACEL and KSR as of December 31, 2010

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

KSR

Assets

Current assets
Accounts receivables	52,324
Inventories	34,210
Others	4,043

90,577

Noncurrent assets
Recoverable taxes	2,885
Property, plant and equipment	5,626
Others	1,034

9,545

Total assets	100,122

Liabilities and shareholders’ equity

Current liability
Accounts payable	18,942
Payroll, profit sharing and related charges	1,379
Others	4,568

24,889

Total liabilities	24,889

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

(iv)                            Gain on disposal

We present bellow the computation of the gain recorded in the year ended December, 2011 for the disposal of the CGUs CONPACEL, KSR and Piracicaba:

	CONPACEL and KSR (*)	Piracicaba	Gain

Selling price	1,508,768	567,375	2,076,143
(-) Carrying amount of disposed net assets
Fixed assets and biological assets	(588,946)	(291,578)	(880,524)
Goodwill	(475,413)		(475,413)
Inventories	(84,055)	(90,143)	(174,198)
Other assets and liabilities	(3,158)	(10,000)	(13,158)

(=) Gross gain recognized	357,196	175,654	532,850
(-) Income taxes	(121,447)	(59,722)	(181,169)

(=) Net gain	235,749	115,932	351,681

(*)    The gain is included as part of Net income from discontinued operations

(b)                                Assets held for sale at December 31, 2011 - Losango project

On June 30, 2011, management based on its strategy and considering the programs in place to identify a potential buyer and to conclude the sale of the Losango project assets, classified these assets as held for sale.

The Losango project assets are in condition for a immediate sale and management currently expects the sale to be consummated within six months from December 31, 2011.

The Losango project is substantially composed by lands and forest localized in Capão do Leão, at the Rio Grande do Sul state, having an approximated forest area of 107 thousand hectares. At December 31, 2011, the project assets can be summarized as follows:

Assets
Non-current
Biological assets	269,918
Property, plant and equipment	341,784
Advances to suppliers	32,433
Others	31

Total assets	644,166

The Losango project did not generate any significant results from its operations for the years presented.

The Company compared the book value with the fair value less costs to sell and concluded that there is no impairment loss to be recognized.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

(c)                                 Indemnification liabilities

In connection with the sale of CGUs described above the Company assumed indemnification commitments with respect to losses, if they arise, as agreed in the corresponding sale agreements which have specific limits, period for the indemnification commitments and procedures for the other party to require the indemnification.

37                                 Impairment Tests

As of December 31, 2011, following the accounting policy described in Note 2.11(a), the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described on the item (a) below. In addition, as required by IAS 36 as the book value of the net assets of the Company exceed its market capitalization, a formal impairment analysis of long-lived assets must be performed. As a result as described in the item (b) below, the Company performed an impairment analysis of the long lived assets of the CGUs Jacareí - SP and Três Lagoas - MS.

(a)                                CGUs with goodwill allocated - Aracruz

The Company assessed as of December 31, 2011 the need for impairment of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash flow model for the group of CGUs The process of estimating the value in use involves assumptions, judgments and estimates of future cash flows and represents the Company’s best estimate with projections having been approved by management. The impairment test did not result in the need to recognize any impairment.

The amount of goodwill allocated to the group of CGUs (Aracruz and Veracel) amounts at December 31, 2011 and 2010 to R$ 4,230,450

The cash flows for each period are discounted to present value through the application on the rate that best reflects the Weighted Average Cost of Capital (WACC) for the CGU. This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities. The cost of capital of the CGU was determined using the Company’s own capital cost through the Capital Asset Pricing Model.

Cash flows for a period of ten years were considered and a additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC rate less the estimate of growth of Brazilian Gross Domestic Product. A 1o year period was used as management considers that global price of pulp can be affected by several factors which generally are identified in periods longer than the production cycle of forest of seven years.

The main assumptions used in determining value in use at December 31, 2011, are as follows:

Assumptions

Minimum and maximum exchange rate in the period	R$1.76 to R$1.99
Average gross margin	45.3%
Discount rate - WACC (gross and net from tax credits)	8.5% - 7.9%

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

Management determined the gross margin based on past performance and on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

IAS 36, paragraph 134, requires to present additional disclosures if a reasonably possible change in a key assumption used by management to estimate the value in use of the unit, can result in the carrying amount of the CGU exceeding its recoverable amount. The change in the value of the key assumption must incorporate any related effect of this change in other assumption used in the estimate.

Management believes to be reasonably possible that future changes in the pulp price combined with changes in the exchange rate can make that the recoverable amount of the UGCs is modified.

For purposes of sensitivity analysis, a isolated reduction of 1% in the pulp price in Reais during the period of the discounted cash flow would make that the recoverable amount of the UGC at December 31, 2011 would equal its carrying amount.

The recoverable value of the UGC as per the impairment test exceeds their book value by R$ 609 million.

(b)                                Três Lagoas and Jacareí

The Company assessed at December 31, 2011 whether the value in use of the UGCs Jacareí and Três Lagoas exceeds its carrying amount. Value is use was measured using the discounted cash flow method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a). The test did not resulted in any impairment loss.

38                                 Business Combination

The Company acquired the control of Aracruz (Note 1) on January 21, 2009. The acquisition method was utilized to record the identifiable assets acquired, liabilities assumed and the non-controlling equity interest.

Pursuant to IFRS 3R, the Company recorded a gain related to the remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz in the statement of operations:

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

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

Purchase price consideration
Present value payable to the families (Lorentzen, Moreira Salles, Braga and Safra)	4,687,972
Fair value of initial equity interest in Aracruz	1,612,956
Fair value of non-controlling equity interest on the acquisition date	2,078,056

8,378,984

	Book value	Fair value adjustments	Total fair value

(-) Main identifiable assets acquired and liabilities assumed
Advances to suppliers - Forestry Partnership Program	292,979	397,358	690,337
Property, plant and equipment	7,646,598	3,042,053	10,688,651
Intangible assets		779,000	779,000
Other assets	3,869,034	(19,326)	3,849,708
Loans and financing	(9,691,996)	140,276	(9,551,720)
Other liabilities	(1,154,120)	9,254	(1,144,866)

Total fair value adjustments of assets acquired and liabilities assumed	962,495	4,348,615	5,311,110

(+) Deferred income tax and social contribution arising from temporary differences on the acquisition date			1,293,269

(=) Goodwill prior to the sale of the Guaíba Unit			4,361,143
(-) Write-off of goodwill on the sale of the Guaíba unit			130,693

(=) Goodwill			4,230,450

The fair market values were determined by management as supported by reports of independent financial advisors.

Acquisition-related costs in the total amount of R$ 26,322 were included in “General and administrative expenses” in statement of operations for year ended December 31, 2009.

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

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements
at December 31, 2011

In thousands of reais, unless otherwise indicated

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

39                                 First-time Adoption of IFRS

39.1                       Basis of transition to IFRS

39.1.1             Application of IFRS 1

The process of convergence of Brazilian Accounting Standards (“BR GAAP”) with IFRS was implemented in two stages: (a) released and adopted in 2008, upon issuance of the new Brazilian Accounting Standards issued by the Brazilian Accounting Pronouncements Committee (“CPCs”) CPC 1 through 14 which were adopted by the Company in its financial statements for the year ended December 31, 2008; and (b) released in 2009 for adoption in 2010, upon issuance of CPC 15 through 41 and CPC 43 (except for CPC 34 - not yet issued).

The new accounting practices contained in CPC 15 through CPC 41 and CPC 43 were initially adopted by the Company in the financial year which commenced on January 1, 2010. The transition date adopted by the Company was January 1, 2009, the date on which the opening balance sheets  was prepared under the new accounting practices. Standards issued by the CPC are consistent with IFRS as issued by the IASB.

In preparing the first IFRS financial statements, pursuant to IFRS 1, the Company applied the relevant compulsory exceptions and certain voluntary exemptions.

39.1.2             Exemptions from retroactive application

As specified in IFRS 1, the Company adopted the following exemptions:

IFRS 3R (“Business Combinations”) was applied as from January 1, 2009.

In relation to the other exemptions of IFRS 1, the following do not apply to the Company:

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2011

In thousands of reais, unless otherwise indicated

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

39.2                       Summary of the changes in accounting standards and of the effects on the results of operations and shareholders’ equity - reconciliation of prior BR GAAP and IFRS

The main changes in accounting practices upon the first-time adoption of these standards were as follows:

(a)                                IFRS 3R - “Business Combination”

Pursuant to previous Brazilian GAAP, goodwill generated on the acquisition of Aracruz was recorded at the various stages of the transaction and represented the excess of the purchase price in relation to the underlying book value of Aracruz. In accordance with IFRS 3R, the date of acquisition is, January 21. 2009, the date on which control was effectively obtained, taking into consideration the fair value of the identifiable assets acquired and liabilities assumed. There was a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Considering that this was a step-up acquisition, all the transactions realized with the non-controlling shareholders after the control acquisition were recorded in “Other reserves”, generating an adjustment of R$ 1,618,824 in the shareholders’ equity, as described in the item (i).

(i)                                   Determination of the amount of R$ 1,618,824:

As required by IFRS 3R on the date of acquisition of control upon obtaining of control assets and liabilities of Aracruz began to be consolidated and:

•                  assets acquired and liabilities assumed of Aracruz were recorded as of such date at its estimated fair value (R$ 5,311,110);

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2011

In thousands of reais, unless otherwise indicated

•                  the non-controlling interest in Aracruz was measured at its fair value (R$ 2,078,506),

•                  the related tax effects were recognized (deferred tax liability of R$ 1,293,269), and

•                  the resulting amount of goodwill was recognized (R$ 4,230,450)

The amount of R$ 2,078,506 was recognized upon acquisition of control on January 21, 2009 as the initial carrying amount of the non-controlling interest in Aracruz in equity.

Each of the transactions subsequent to January 21, 2009 on which we obtained control of Aracruz (on March 5, May 27, July 1, July 17 and August 24) resulted in change in ownership in Aracruz by the Company that do not result in a change of control and, as such, are accounted for as equity transactions and any difference between: (a) the consideration given to acquire the additional interests (R$ 2,365,514 thousand) (b) the change in the amount of non-controlling interests (R$ 2,720,498 thousand) and (c) the related deferred tax effect reduction on taxable temporary differences recognized on date of acquisition of control as result of additional purchases of interest (R$ 1,263,840 thousand) have been recognized in equity and attributed to the shareholders of the Company.

(ii)                               Other effects of business combination

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

The accounting impacts are further described in Note 38.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2011

In thousands of reais, unless otherwise indicated

(b)                                IAS 1 - “Presentation of Financial Statements”

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

(c)                                 IAS 41 - “Biological Assets”

Biological assets, consisting of growing forests, were remeasured at fair value, net of estimated selling costs, which was charged to “Other operating income (expenses), net”. Previously, these assets were recorded at historical cost.

This fair value adjustment is depleted in accordance with the harvest and use of biological assets and recorded in the “Cost of sales”.

(d)                                IAS 12 - “Taxes on Profit”

Pursuant to prior BR GAAP, the Company recognized deferred tax assets to the extent that they were realizable over a maximum period of ten years. In accordance with IAS 12, assets are recorded to the extent it is probable that future taxable profits will be available against which such credits may be used, independent of the maximum period previously stipulated.

(e)                                 IAS 33 - “Earnings per Share”

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

(f)                                  IAS 7 - “Statement of Cash Flows”

Under BR GAAP Fibria presented statement of cash flows for the year ended December 31, 2009 on which: (a) the definition of cash and cash equivalents used is the same used in the first IFRS financial statements; and (b) the criteria used in the presentation of the cash flows to present the cash inflows and outflows between operating (under the indirect method), financing and investing activities is the same used in the first IFRS financial statements.

While the amount of net income under Prior GAAP and IFRS differ to the extent shown in the reconciliation presented in Note 39.2.2 such differences did not affected the total amount of cash flows provided by operating activities, of net cash flows used in investment activities and the cash flow generated from financing activities or the effect of exchange rate changes on cash and cash equivalents.

As a result, the transition from BR GAAP to IFRS did not affect the statement of cash flow.

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2011

In thousands of reais, unless otherwise indicated

39.2.1             Reconciliation of shareholders’ equity

	December 31, 2009	January 1, 2009

Shareholders’ equity as originally presented under prior BR GAAP	10,034,028	4,132,993

Negative goodwill arising from exchange of assets with International Paper - pulp mill in Três Lagoas (IFRS 3R) (Note 39.2(a))	1,781,000	1,781,000

Gain on remeasurement of the 12.35% equity interest held prior to the acquisition of controlling equity interest in Aracruz (IFRS 3R) (Note 39.2(a)(ii))	1,378,924
Additional fair value amortization upon change in the criterion for determination of date of acquisition of controlling equity interest (IFRS 3R) (Note 39.2(a)(ii))	(241,876)
Other business combination effects (IFRS 3R) (Note 39.2(a)(ii))	(116,174)
Tax effects from business combination (IAS 12) (Notes 39.2(a) and (d))	58,094
Other reserve on Aracruz acquisition (IFRS 3R) (Note 39.2(a)(i))	1,618,824
Fair value adjustment of biological assets (IAS 41) (Note 39.2(c))	953,010	401,406
Realization upon harvest and use of biological assets (IAS 41) (Note 39.2(c))	(82,063)
Tax effect related to fair value of biological assets (IAS 12) (Notes 39.2(c) and (d))	(291,980)	(131,013)
Other	(16,368)	2

Shareholders’ equity as reported under IFRS	15,075,419	6,184,388

39.2.2             Reconciliation of net income

December 31, 2009

Net income as originally presented under prior BR GAAP	1,218,296

Gain on remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz (IFRS 3R) (Note 39.2(a))	1,378,924
Additional fair value amortization upon change in the criterion for determination of date of acquisition of controlling equity interest (IFRS 3R) (Note 39.2(a))	(241,876)
Other business combination effects (IFRS 3R) (Note 39.2(a))	(116,174)
Tax effects from business combination (IAS 12) (Notes 39.2(a) and (d))	58,094
Fair value adjustment of biological assets (IAS 41) (Note 39.2(c))	551,604
Realization upon harvest and use of biological assets (IAS 41) (Note 39.2(c))	(82,063)
Tax effect to fair value of biological assets (IAS 12) (Notes 39.2(c) and (d))	(160,967)
Other	(16,368)

Net income as reported under IFRS	2,589,470

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2011

In thousands of reais, unless otherwise indicated

39.3                       Summary of the changes in accounting standards and of the effects on the results of operations and shareholders’ equity - reconciliation of US GAAP and IFRS

A summary of the main differences between the US Generally Accepted Accounting Principles
(US GAAP) and IFRS which are applicable to the Company, as well as their effects on shareholders’ equity and net income for the each reporting period, is presented below:

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

(c)                                 IAS 21 - “The Effects of Changes in Foreign Exchange Rates” and IFRS 3R - “Business Combination”

Ripasa S.A. Celulose e Papel (“Ripasa” or “CONPACEL”) and Fibria-MS’s property, plant and equipment, were adjusted to fair value at the date they were acquired as per business combination. As the Company elected not apply IFRS 3R to its business combinations prior to the transition date, the corresponding adjustments were reversed for IFRS.

Additionally, as the Company’s financial statements were presented in U.S. dollars and in accordance with the Accounting Standard Codification Topic 830, “Foreign Currency Matters”, the non-monetary items were translated based on the historical rates during the period in which the Brazilian economy was considered hyper-inflationary, which is not the case for IFRS.

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

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2011

In thousands of reais, unless otherwise indicated

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

39.3.1             Reconciliation of shareholders’ equity

	December 31, 2009	January 1, 2009

Shareholders Equity - US GAAP - In thousand of US$	7,855,630	2,525,371

Exchange rate as of December 31, 2009 and January 1, 2009 (US$ 1 = R$)	1.7412	2.337

Shareholders’ equity as originally presented under US GAAP - in thousand of R$	13,678,223	5,901,793

Tax effects on negative goodwill arising from exchange of assets with International Paper - pulp mill in Três Lagoas (IFRS 3R) (Note 39.3(a))	704,909	704,909
Tax effects on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IAS 12) (Note 39.3(a))	404,386
Difference in Ripasa goodwill (IFRS 3R) (Note 39.3(f))	167,760	167,760
Difference in Aracruz goodwill (IFRS 3R) (Note 39.3(f))		80,962
Tax effect on impairment provision of the Aracruz goodwill (IFRS 3R) (Note 39.3(a))		(108,045)
Difference in non-monetary assets (IAS 21) (Note 39.3(c))	(662,521)	(716,767)

Fibria Celulose S.A.

Notes to the Consolidated Financial Statements

at December 31, 2011

In thousands of reais, unless otherwise indicated

	December 31, 2009	January 1, 2009

Difference on gain on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IFRS 3R) (Note 39.3(f))	189,555
Difference on the equity interest in Aracruz (Note 39.3(f))		(82,955)
Fair value adjustment of biological assets (IAS 41) (Note 39.3(b))	953,010	401,406
Realization upon harvest and use of biological assets (IAS 41) (Note 39.3(b))	(82,063)
Tax effect related to fair value of biological assets (IAS 12) (Note 39.3(b))	(291,980)	(131,013)
Other	14,140	(33,662)

Shareholders’ equity as reported under IFRS	15,075,419	6,184,388

39.3.2             Reconciliation of net income

December 31, 2009

Net income before non-controlling interest - US GAAP - In thousand of US$	842.873

Monthly average exchange rate for the year (US$ 1 = R$)	1.9991

Net income as originally presented under US GAAP - In thousand of R$	1,684,987

Tax effects on remeasurement of the 12.35% equity interest held prior to the acquisition of the controlling equity interest in Aracruz (IAS 12) (Note 39.3(a))	404,386
Difference in non-monetary assets (IAS 21) (Note 39.3(c))	54,246
Difference on gain on remeasurement of equity interest held prior to the acquisition of controlling equity interest in Aracruz (IFRS 3R) (Note 39.3(f))	189,555
Fair value adjustment of biological assets (IAS 41) (Note 39.3(b))	551,604
Realization upon harvest and use of biological assets (IAS 41) (Note 39.3(b))	(82,063)
Tax effect related to fair value of biological assets (IAS 12) (Note 39.3(b))	(160,967)
Other	(52,278)

Net income as reported under IFRS	2,589,470

*          *          *