Form 20-F
period 2012-12-31
Fibria Celulose S.A.
filed 2013-02-28
CIK 1110649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2012

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

The number of outstanding shares of each class of stock of Fibria Celulose S.A. as of December 31, 2012:

553,934,646 Shares of Common Stock

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

•                  “Aracruz Acquisition” are to our acquisition of 100% equity interest in Aracruz as a result of (1) Fibria’s acquisition in the first half of 2009 of (a) Arapar S.A., or Arapar, and São Teófilo Representações e Participações S.A., or São Teófilo, whose sole assets consisted of 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz and (b) 12.35% of the total share capital, including 28.0% of the voting share capital, of Aracruz from Mr. Joseph Yacoub Safra and Mr. Moises Yacoub Safra, or the Safra Family, (2) the acquisition of 13,828,307 common shares of Aracruz, representing 3.04% of the outstanding common shares of Aracruz and 1.34% of the total share capital of Aracruz, in the mandatory tender offer launched by Fibria that took place on July 1, 2009, (3) the acquisition of 56,880,857 common share of Aracruz from BNDES on May 27, 2009, and (4) the Stock Swap Merger as described in Item 4. Information on Fibria — A. History and Development of Fibria;

•                  “BNDES” are to the Brazilian National Bank for Social and Economic Development owned by the Brazilian federal government;

•                  “BNDESPar” are to BNDES Participações S.A., a wholly owned subsidiary of BNDES, the Brazilian economic and social development bank owned by the Brazilian federal government;

•                  the “Ermírio de Moraes family” are to the families of Antônio Ermírio de Moraes, Ermírio Pereira de Moraes, Maria Helena de Moraes Scripilliti and José Ermírio de Moraes (in memoriam);

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

•                  “Fibria Trading” are to Fibria Trading International KFT (formerly known as Aracruz Trading International Ltd);

•                  “Fibria — MS” are to Fibria — MS Celulose Sul Matogrossence;

•                  “Portocel” are to a port facility in the State of Espírito Santo, which is operated by Portocel — Terminal Especializado de Barra do Riacho S.A., a joint venture between Fibria and Celulose Nipo-Brasileira S.A. — CENIBRA;

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

•                  “IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB);

•                  “NYSE” are to the New York Stock Exchange; and

•                  “BM&FBOVESPA” are to Bolsa de Valores, Mercadorias e Futuros S.A., the Brazilian Stock Exchange.

As used in this annual report, one hectare equals approximately 2.471 acres and one kilometer equals approximately 0.621 miles. References in this annual report to nominal production capacity or production capacity mean annual projected capacity for which the facility was designed, with the facility operating under optimal conditions, 24 hours a day, for 365 days a year and subject to reductions in rates of production for scheduled maintenance only. Actual production capacity may vary depending on operating conditions, the grades of pulp produced and other factors.

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 included herein in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The selected financial information should be read together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Aracruz has been consolidated since January 1, 2009.

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

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3. Key Information — D. Risk Factors”, “Item 4. Information on Fibria — B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things:

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

•                  other statements included in this annual report that are not historical; and

•                  other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed in “Item 3. Key Information — D. Risk Factors.”

The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur and are not guarantees of future performance. Our actual results and performance could differ substantially.

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

	Year ended	Year ended	Year ended	Year ended
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009
(in thousands of Reais, unless otherwise indicated)
Net revenues	6,174,373	5,854,300	6,283,387	5,292,972
Cost of sales	(5,237,258)	(5,124,269)	(4,694,659)	(4,555,729)
Gross profit	937,115	730,031	1,588,728	737,243
Operating income (expenses):
Selling, general and administrative	(584,054)	(605,353)	(593,744)	(593,097)
Equity in losses of affiliates	(592)	(414)	(7,328)	(1,133)
Gain on remeasurement of 12.35% equity interest held prior to Aracruz acquisition	—	—	—	1,378,924
Other operating income (expenses), net	354,026	253,395	(7,499)	230,092
	(230,620)	(352,372)	(608,571)	1,014,786
Income before financial income and expenses	706,495	377,659	980,157	1,752,029
Financial income	167,646	217,000	374,426	454,335
Financial expenses	(944,405)	(873,005)	(1,192,532)	(1,318,851)
Result of derivative financial instruments	(184,465)	(276,877)	152,284	210,086
Foreign exchange gain (loss) and indexation	(735,001)	(935,789)	301,604	2,225,965
	(1,696,225)	(1,868,671)	(364,218)	1,571,535
Income (loss) from continuing operations before taxes on income	(989,730)	(1,491,012)	615,939	3,323,564
Current income tax (expense) benefit	(42,167)	67,835	59,627	(30,660)
Deferred income tax (expense) benefit	333,927	314,408	(146,924)	(796,529)
Net income (loss) from continuing operations	(697,970)	(1,108,769)	528,642	2,496,375

Discontinued operations
Income from discontinued operations	—	364,629	112,897	141,053
Income tax expense, net	—	(123,974)	(38,385)	(47,958)
Net income from discontinued operations	—	240,655	74,512	93,095
Net income (loss)	(697,970)	(868,114)	603,154	2,589,470

Net income (loss) attributable to shareholders of the Company — continuing operations	(704,706)	(1,113,277)	524,134	1,836,130
Net income attributable to shareholders of the Company — discontinued operations	—	240,655	74,512	93,095
Net income attributable to non-controlling interest	6,736	4,508	4,508	660,245
Net income (loss)	(697,970)	(868,114)	603,154	2,589,470
Basic and diluted earnings (loss) per share or ADSs (in Brazilian Reais):(1)
Continuing operations	(1.34)	(2.38)	1.12	7.17
Discontinued operations	—	0.51	0.15	0.39
Weighted average number of shares outstanding (in thousands):	524,925	467,592	467,721	241,086
Dividends and interest attributable to capital per share (in Brazilian Reais:	—	—	0.30	0.26
Dividends and interest attributable to capital per share (in U.S. Dollars) (2):	—	—	0.17	0.13

(1)                 Based on the weighted average number of shares outstanding for each year.

(2)                 Amount translated at the average rate of each year into U.S. Dollars for convenience. You should not construe this translation as representations that the Real amount actually represents these U.S. Dollar amounts or could be converted into U.S. Dollar at the rates indicated or at any other rate.

CONSOLIDATED BALANCE SHEET

(in thousands of Reais)

	As at December 31, 2012	As at December 31, 2011	As at December 31, 2010	As at December 31, 2009
Assets
Current
Cash and cash equivalents	943,856	381,915	431,463	645,479
Marketable securities	2,351,986	1,677,926	1,640,935	3,251,903
Derivative instruments	18,344	31,638	80,502	5,122
Trade accounts receivable, net	754,768	945,362	1,138,176	1,167,151
Inventories	1,183,142	1,178,707	1,013,841	834,371
Recoverable taxes	209,462	327,787	282,423	231,294
Assets held for sale	589,849	644,166	1,196,149	—
Other assets	194,526	108,062	115,165	254,222

	6,245,933	5,295,563	5,898,654	6,389,542

Non-current
Marketable securities	—	—	—	65,439
Derivative instruments	26,475	43,446	52,470	—
Related parties receivables	6,245	5,469	5,307	—
Deferred taxes	868,192	991,768	1,332,025	1,283,544
Recoverable taxes	657,830	677,232	590,967	372,509
Advances to suppliers	740,310	760,611	693,490	720,127
Judicial deposits	157,567	137,060	110,364	—
Other receivables	172,612	95,060	145,768	120,644
Investments	40,674	7,506	8,301	15,430
Biological assets	3,325,604	3,264,210	3,550,636	3,791,084
Property, plant and equipment	11,174,561	11,841,247	12,979,431	14,037,031
Intangible assets	4,717,163	4,809,448	4,906,443	5,443,354

	21,887,233	22,633,057	24,375,202	25,849,162

Total assets	28,133,166	27,928,620	30,273,856	32,238,704

	As at December 31, 2012	As at December 31, 2011	As at December 31, 2010	As at December 31, 2009
Liabilities and shareholders’ equity
Current
Loans and financing	1,138,005	1,092,108	623,684	1,790,256
Trade payables	435,939	373,692	424,488	384,282
Payroll, profit sharing and related charges	128,782	134,024	121,691	123,326
Taxes payables	41,368	53,463	63,436	39,400
Derivative instruments	54,252	163,534	—	—
Payable - Aracruz acquisition	—	—	1,440,676	2,430,289
Liabilities related to the assets held for sale	470,000	—	95,926	—
Dividends payables	2,076	1,520	266,300	—
Other payables	204,833	142,367	156,135	53,664

	2,475,255	1,960,708	3,192,336	4,821,217

	As at December 31, 2012	As at December 31, 2011	As at December 31, 2010	As at December 31, 2009
Non-current
Loans and financing	9,629,950	10,232,309	9,957,773	9,511,141
Derivative instruments	263,646	125,437	—	—
Taxes payables	77,665	76,510	75,365	72,631
Deferred taxes	227,923	739,878	1,222,360	975,420
Related parties payable	385	—	—	340,934
Provision for contingencies	104,813	101,594	265,392	1,253,890
Payable - Aracruz acquisition	—	—	—
Other payables	160,564	152,509	155,784	188,052

	10,464,946	11,428,237	11,676,674	12,342,068

Total liabilities	12,940,201	13,388,945	14,869,010	17,166,285

Shareholders’ equity
Capital	9,729,006	8,379,397	8,379,397	8,379,397
Capital reserve	2,688	2,688	2,688	2,688
Treasury shares	(10,346)	(10,346)	(10,346)	(756)
Legal reserves	3,815,584	4,520,290	5,381,771	5,046,067
Other reserves	1,618,824	1,618,824	1,627,903	1,629,098

Equity attributable to shareholders of the Company	15,155,756	14,510,853	15,381,413	15,056,494
Equity attributable to non-controlling interest	37,209	28,822	23,433	18,925

	15,192,965	14,539,675	15,404,846	15,075,419

Total liabilities and shareholders’ equity	28,133,166	27,928,620	30,273,856	32,238,704

OTHER FINANCIAL DATA

(in thousands of Reais, unless otherwise indicated)	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009

Gross margin	15.2%	12.5%	25.3%	13.9%
Operating margin	11.4%	6.5%	15.6%	33.1%
Capital expenditures(3)	1,001,711	1,240,189	991,029	1,612,676
Depreciation, amortization and depletion	1,720,067	1,838,827	1,616,705	1,650,820
Cash flow provided by (used in):
Operating activities	1,914,333	1,348,200	1,696,086	789,791
Investing activities	(1,160,803)	(727,666)	(1,818,251)	(3,410,300)
Financing activities	(258,250)	(649,133)	(60,561)	3,232,052

(3)                  Excludes the capital expenditures related to Conpacel for 2010, as Conpacel was sold in 2011 and its operations were classified as discontinued operations.

OPERATIONAL DATA

	As at and for the year	As at and for the year	As at and for the year	As at and for the year
	ended December 31,	ended December 31,	ended December 31,	ended December 31,
	2012	2011	2010	2009

Number of employees(4)	4,136	4,301	5,028	4,816
Nominal production capacity (thousand metric tons)
Pulp	5,250	5,250	5,250	5,400
Paper(5)	—	—	190	385
Sales volumes (thousand metric tons):
Domestic market pulp	531	509	424	382
Export market pulp	4,826	4,632	4,485	4,704
Total market pulp	5,357	5,141	4,909	5,086

Domestic market paper	—	88	113	166
Export market paper	—	12	8	2
Total paper(5)	—	100	121	168

(4)                 The decrease in the number of employees from 2010 to 2011 reflects the sale of Piracicaba in September 2011 as in 2010 Piracicaba’s employees were included in the total.

(5)                 The decrease in the paper production and sales volume reflects the sale of Piracicaba in 2011. See “Item 4. Information on Fibria — A. History and Development of Fibria — Strategic Business Agreement (SBA) with Oji Paper”. Information of production capacity is measured as of December 31 of each year.

Exchange Rates

Since 1999, the Brazilian Central Bank (Central Bank) has allowed the U.S. Dollar-Real exchange rate to float freely, and since then, the exchange rate has fluctuated considerably. The Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict the Central Bank’s behavior related to the exchange rate market. The Real may depreciate or appreciate against the U.S. Dollar substantially in the future.

The following tables set forth the exchange rate, expressed in Reais per U.S. Dollar (R$/U.S.$) for the periods indicated, as reported by the Central Bank.

	Exchange Rate of Reais per U.S.$ 1.00
Year Ended December 31,	Low	High	Average(1)	Period-end

2008	1.5593	2.5004	1.8374	2.3370
2009	1.7024	2.4218	1.9935	1.7412
2010	1.6554	1.8811	1.7593	1.6662
2011	1.5345	1.9016	1.6746	1.8758
2012	1.7024	2.1121	1.9550	2.0435

Month Ended	Low	High	Average(1)	Period-end

September 30, 2012	2.0139	2.0392	2.0281	2.0306
October 31, 2012	2.0224	2.0382	2.0298	2.0313
November 30, 2012	2.0312	2.1074	2.0678	2.1074
December 31, 2012	2.0435	2.1121	2.0778	2.0435
January 31, 2013	1.9883	2.0471	2.0311	1.9883
February 28, 2013	1.9570	1.9893	1.9733	1.9754

Source: Brazilian Central Bank.

(1)         Represents the daily average exchange rate during each of the relevant periods.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

We are subject to various risks resulting from changing competitive, economic, political and social conditions that could harm our business, results of operations or financial condition. The risks described below, although not being the only ones we face, are the most important ones.

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

Price fluctuations occur not only from year to year but also within a given year as a result of global and regional economic conditions, capacity constraints, mill openings and closures, supply of and demand for both raw materials and finished products, among other factors. In 2009, the global economic slowdown affected pulp prices globally with the Asian market registering the most significant decline in prices, falling to U.S.$450 per ton as of March 31, 2009, and recovering to U.S.$660 per ton as of December 31, 2009. In 2009, BEKP average list prices were U.S.$621 per ton in North America, U.S.$571 per ton in Europe and U.S.$517 per ton in Asia. Through 2010, the global economy continued its recovery and provided improved conditions for the pulp and paper markets leading BEKP average prices to reach U.S.$880 per ton in North America, U.S.$848 per ton in Europe and U.S.$788 per ton in Asia. Through 2011, the global economy again impacted the pulp market, which had an uptrend in the first half of the year, but ended the year in a lower level than it started with BEKP average prices at U.S.$871 per ton, U.S.$821 per ton and U.S.$703 per ton in North America, Europe and Asia, respectively. In 2012, the uncertainties surrounding the economic recession in Europe provided an unstable BEKP price environment. After following an upward trend in the first half of 2012, prices presented consecutive weekly decreases during the third quarter, but regained strength in the last three months of the year, leading BEKP prices to an annual average of U.S.$831 per ton in North America, U.S.$777 per ton in Europe and U.S.$668 per ton in Asia.

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

China’s importance in the global pulp markets has increased in recent years. Any negative economic development in China could rapidly impact exports, adversely affecting our revenues, cash flow and profitability.

According to market statistics (PPPC), Chinese demand represented 27% of the global market pulp demand in 2012, and this consumption has increased at an annual average growth rate of 11% since 2004, above the global average of 2%. The recent investments in paper and board machines in China have been boosting pulp demand in China; however, the volatility of Chinese demand due to speculative buying movement is a key risk for any short-term demand forecast.

Global crises and subsequent economic slowdowns like those that occurred during 2008 and 2009 may adversely affect global pulp demand. As a result, our financial condition and results of operations may be adversely affected.

Demand for our pulp products is directly linked to overall economic activity within those international markets in which we sell our products. After a steady period of growth between 2003 and 2007, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the pulp market to international volatility. From mid 2009 through 2010, the global economy recovered and provided improved conditions for the pulp market. In 2011, the market pulp industry had two distinct phases. During the first half of the year, the global market pulp demand increased by 7.7% over 2010, mostly due to strong Chinese demand. Beginning in July, the European crisis and its effects on the global economy negatively impacted world pulp demand. In 2012, the unstable economic environment continued pressuring pulp demand; however, positive results in emerging regions offset the losses in mature markets, leading to higher pulp demand compared to the previous year. A continued decline in the level of activity in either the domestic or the international markets within which we operate could adversely affect both the demand for and the price of our products and have a material adverse effect on us.

The deterioration of global economic conditions could, among other things:

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

New expansion projects that have started up and others that are expected to reach the market in the next years may adversely affect our competitiveness.

From 2012 up to 2015, a number of players in the industry are expected to install new pulp production capacity in South America. This new capacity, as completed, could result in a possible loss of market share, reduction of prices and shortage of raw materials with the resulting increase in their prices. Therefore, our results of operations and financial condition could be adversely affected.

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

As of December 31, 2012, our total consolidated indebtedness amounted to R$10,768 million, of which 89.4% represented long-term indebtedness.

It has been our strategy since 2009 and will continue over the next few years, to use a substantial portion of our consolidated cash flow to pay principal and interest with respect to this indebtedness.

The level of our indebtedness could have important consequences to the holders of our ADSs, including the following:

•                  the debt service requirements of our indebtedness could make it more difficult for us to make payments of dividends and other distributions to our shareholders, including the holders of our ADSs;

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

Our sales outside Brazil accounted for 91%, 85% and 86% of our total consolidated net revenues during the years ended December 31, 2012, 2011 and 2010, respectively. Our exports, primarily to Europe, North America and Asia, expose us to risks not faced by companies operating solely in Brazil or any other single country. For example, our exports may be affected by import restrictions and tariffs, other trade protection measures and import or export licensing requirements.

Additionally, the international pulp industry is highly competitive. Certain of our competitors may have greater financial strength and access to cheaper sources of capital, and consequently have the ability to support strategic expenditures directed to increase their market share.

Our future financial performance will depend significantly on economic conditions in our principal export markets. Other risks associated with our international activities include:

•                  significant fluctuations in global demand for pulp products, which could impact our sales, operating income and cash flows;

•                  the entrance of new pulp producers or mergers and acquisitions between existing producers, which could limit our competitiveness in the market;

•                  the inability to successfully continue to expand our production capacity at the same pace as our competitors could negatively affect our market share;

•                  the deterioration of global economic conditions could impair the financial condition of some of our customers, suppliers or counterparties to our derivative instruments, thereby increasinFcg customer bad debts or non-performance by suppliers or counterparties;

•                  the downward pressure on pulp prices may affect our profitability;

•                  changes in foreign currency exchange rates (against U.S. Dollar) and inflation in the foreign countries in which we operate;

•                  exchange and international trade controls;

•                  changes in a specific country’s or regions economic conditions;

•                  crisis in financial markets and the threat of a global economic slowdown;

•                  cultural differences; such business practices;

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

We are subject to regulatory risk associated with our international operations.

Fibria is subject to local, regional and global laws and regulations in such diverse areas as product safety, product claims, trademarks, competition, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes.

Failure to comply with laws and regulations could expose Fibria to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/ our employees with possible consequences for our corporate reputation.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our shares and ADSs.

Our production costs and operating expenses are substantially denominated in Brazilian Reais and most of our revenue and some assets are denominated in U.S. Dollars. As a result, exchange rate instability may adversely affect our financial condition and results of operations. It may also affect the amount of dividends we can distribute to our shareholders, including the holders of our ADSs and the market price of our shares and ADSs.

The Brazilian Real in 2010, as a result of an increase in foreign direct investments in Brazil, appreciated by 4.5% against the U.S. Dollar. Through August 2011, the Real maintained this appreciation trend. However, in September 2011, the worsening crisis in the Eurozone caused the sudden depreciation of the Real against the U.S. Dollar. As a result, the Real depreciated by 11.2% against the U.S Dollar in 2011. In 2012, the Brazilian Central Bank intervened several times to protect the Real from overvaluation. As a result, in 2012 the Real depreciated by 8.2% against the U.S. Dollar. See item 11. Quantitative and qualitative Disclosures about market risk.

Our business may be adversely impacted by risks related to hedging activities.

We regularly enter into currency hedging transactions using financial derivatives instruments, in accordance with our Market Risk Management Policy. Hedging transactions aim to (1) protect our revenue (which is primarily denominated in U.S. Dollars) when converted to Brazilian Reais (our functional currency) and (2) convert part of our debt which is denominated in Brazilian Reais into U.S. Dollars.

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

Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our facilities caused by fire, general third-party liability for accidents and operational risks, and international and domestic transportation. We do not maintain insurance coverage against any risks related to our forests. The occurrence of losses or other damages not covered by insurance or that exceed our insurance limits could result in unexpected additional costs. “See Item 4. Information on Fibria — B. Business Overview — Insurance.”

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

In 2006 and 2007, the rating agencies, Fitch Ratings Inc., or Fitch, Moody’s Investor Service, Inc., or Moody’s, and Standard & Poor’s Ratings Group, or S&P, assigned an investment-grade rating to our foreign currency debt under foreign law, thus reducing our average cost of capital. However, in late 2008 and early 2009 Fitch, Moody’s and S&P reduced our rating to BB+/Negative, Ba1/Negative and BB/Negative, respectively. On October 13, 2009, Fitch further reduced our rating to BB/Stable. After the announcement of the sale of Conpacel and KSR in December 2010 (See Item 4. Information on Fibria — A. History and Development of Fibria) our rating outlook was changed from Stable to Positive by both Fitch and Moody’s. In March 2011, Fitch raised our rating to BB+/Stable. In November and December 2011, respectively, S&P and Moody’s both revised the outlook from positive to stable due to a slower deleverage path. In July, S&P upgraded Fibria’s outlook from stable to positive assuming the Company maintains its focus on reducing debt in the short term, maintaining liquidity and coherence with the investment program and cash flow. Recently, in February 2013 Fitch changed the rating outlook for Fibria to positive from stable mainly as a result of the actions taken by the Company to reduce leverage in 2012 and with the expectation that Fibria will lower its net debt during 2013. Therefore, the ratings currently assigned to our foreign currency debt under foreign law are BB+/Positive by Fitch, Bal/Stable by Moody’s and BB/Positive by S&P. If our ratings were to be downgraded by the rating agencies due to any external factor, our own operating performance and/or increased debt levels, our cost of capital would likely increase. Any downgrade could also negatively affect our operating and financial results and the availability of future financing.

Our financing agreements include important covenants. Any default arising from a breach of such covenants could have a material adverse effect on us. In addition, our Bonds contain incurrence tests which if not met could also result in several relevant restrictions to us.

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

Two tax assessments in the amount of R$1.7 billion (see Note 24 to our consolidated financial statements) were issued by the Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB), against our Company, with respect to corporate income tax (Imposto de Renda Pessoa Jurídica), or IRPJ, and Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL, on the income resulting from an equity adjustment for investment in foreign controlled companies during the period from 2002 to 2007. We consider the expectation of loss under this assessment to be possible and have recorded no provision with respect thereto.

In December 2012, another tax assessment in the amount of R$1.7 billion, (see Note 24 to our consolidated financial statements) was issued by RFB, against the Company, with respect to IRPJ and CSLL as a result of an agreement signed between Fibria (on that occasion VCP) and International Paper, the subject matter of which was the exchange of industrial and forestry assets between the two companies. On January 9, 2013 the Company filed an appeal with the Brazilian Federal Revenue Service. Based on the opinion of Company’s internal and external legal advisors, the probability of loss is possible and no provision has been recorded with respect thereto. Additionally, we are currently being audited by the Brazilian Federal Tax Authority with regard to our international structure, merger and acquisition transactions and the use of tax credits related to our raw materials.

If unfavorable decisions are rendered in one or more of these lawsuits, we could be required to pay substantial amounts, which could materially adversely affect our results of operations, cash flows and financial condition.

Competition for land for use as eucalyptus forests for purposes of pulp production or for other crops, such as soy beans, sugar cane and other commodities, may affect any eventual expansion.

Greater global demand for certain commodities, especially for grains and bio-fuel, may impact our forestry operations in two ways:

•                  greater competition for land could impact its price. Grain and bio-fuel production generally are economically superior to forestry activities, and as a result, prospective increases in land values may inhibit expansion of new forests.

•                  for the same reason, we may face difficulties in convincing third-party partners to begin or to expand eucalyptus production for use in the pulp industry

We conduct certain of our operations through joint ventures that we do not solely control.

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

If we are unable to manage potential problems and risks related to acquisitions and alliances, our business and growth prospects may suffer. Some of our competitors may be better positioned to acquire other pulp business.

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

During 2012, our twenty largest customers accounted for approximately 89.6% of our pulp sales volume. If we were unable to replace the sales volumes represented by any of these important customers, the loss of any of these customers could have a material adverse effect on our results of operations, cash flows and financial condition.

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

Several activist groups in Brazil advocate land reform and property redistribution by invading and occupying rural areas. Fibria has been working alongside the Landless Workers’ Movement (or MST), the Federal Land Reform Agency (INCRA) and the government of the State of Bahia, and have agreed to design and implement an agroforestry production and settlement model project in 2011. In 2012, the project was launched, benefiting approximately 1,000 families in areas occupied by MST. We cannot assure that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares.

In addition, our land may be subject to expropriation by the Brazilian government. Under Brazilian law, the federal government may expropriate land that is not in compliance with mandated local “social functions”, including rational and adequate exploitation of land, adequate use of available natural resources, preservation of the environment, compliance with labor laws, etc. If the Brazilian government expropriates any of our properties, our results of operations may be adversely affected to the extent that the government’s compensation proves inadequate. Moreover, we may be forced to accept public debt bonds, which have limited liquidity, instead of cash as compensation for expropriated land.

Our controlling shareholders have entered into a Shareholders´Agreement which regulates their power to control the Company.

We are jointly controlled by VID and BNDESPar. Our controlling shareholders have entered into a Shareholders Agreement that regulates their power, including the power to:

•                  name our directors; and

•                  determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

VID and BNDESPar have entered into a shareholders’ agreement under which the approval of certain matters will depend on the affirmative vote of BNDESPar. See “Item 10. Additional Information — C. Material Contracts — Shareholders’ Agreement of Fibria”.

In addition, BNDES was the creditor with respect to approximately 16% of our consolidated indebtedness as of December 31, 2012 and we expect to continue to obtain loans from BNDES. As one of our significant shareholders and the subsidiary of one of our important creditors, BNDESPar may exercise a significant influence over our business and corporate decisions, and its actions may be influenced by the policies of the Brazilian federal government, which may conflict with the interest of our shareholders and holders of our ADSs.

We currently engage in, and expect in the future to engage in, commercial and financial transactions, from time to time, with our controlling shareholders or their affiliates. Commercial and financial transactions between our affiliates and us create the potential for, or could result in, conflicts of interests. For a discussion of certain related party transactions, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

An impairment of goodwill or other intangible assets would adversely affect our financial condition and results of operations.

As a result of the Aracruz Acquisition, we have recognized R$4,231 million of goodwill and have recorded several intangible assets from the Aracruz business (including database, patents, chemical supplier and other supplier relationships) with a fair value of R$779 million at the acquisition date (R$447 million as of December 31, 2012 and R$530 million as of December 31, 2011). Under IFRS, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually or more often if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. As of December 31, 2012, following the accounting policy described in Note 36 to our 2012 consolidated financial statements, the Company performed its annual impairment test of the Cash Generating Units (CGU) to which goodwill is allocated (Aracruz). In addition, as required by IAS 36, when the book value of the net assets of the Company exceeds its market capitalization, a formal impairment analysis of long-lived assets must be performed. As a result, the Company performed an impairment analysis of the long lived assets of the CGUs Jacareí - SP and Três Lagoas - MS. The recoverability test did not result in the need to recognize any impairment of goodwill and fixed assets. See “Item 5. Operating and Financial Review and Prospects — B. Discussion of Critical Accounting Policies” and Note 36 to our 2012 consolidated financial statements.

Any change in the value of the key assumptions used in the impairment tests could result in impairment charges in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

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

Our operations are conducted in Brazil but our pulp is mainly sold to international customers. Accordingly, our financial condition and results of operations are in some ways dependent upon economic conditions in Brazil. Brazil’s gross domestic product, or GDP, in real terms, grew by 7.5% in 2010 and 2.7% in 2011, according to Instituto Brasileiro de Geografia e Estatística — IBGE, Brazil’s official statistics agency. In 2012, GDP grew 1.6%, according to the Central Bank. The general cost of human capital, the cost of land (renting or buying) and the other general local supplies are points of concern. Nonetheless, future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, such supplies. As a result, these developments could impair our business strategies, results of operations or financial condition. The Brazilian government tries to limit unusual market conditions, like supply prices, abnormal speculation and the foreign exchange-rates, frequently intervening in the Brazilian economy and occasionally makes material changes in policies and regulations. Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

•                  currency fluctuations;

•                  interest rates;

•                  liquidity of domestic capital and lending markets;

•                  availability of experienced labor;

•                  policies impacting Brazil’s logistical infrastructure;

•                  tax policy;

•                  exchange control policies;

•                  other political, diplomatic, social and economic developments in or affecting Brazil; and

•                  inflation

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 5.9% in 2010, 6.5% in 2011 and 5.8% in 2012, according to the Brazilian National Consumer Inflation Index (Índice Nacional de Preços ao Consumidor Amplo) or IPCA. Our cash costs and operating expenses are substantially denominated in Brazilian Reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the currency. If the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. Dollar, then, as expressed in U.S. Dollars, our operating expenses may increase. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute materially to economic uncertainty in Brazil and accordingly weaken investor confidence in Brazil, thus impacting our ability to access the international capital markets.

Historically, Brazil’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic slowdown and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us.

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

Our financial results are affected by changes in interest rates, such as the London Interbank Offered Rate (LIBOR), the Brazilian Interbank Deposit Certificate (Certificado de Depósito Interbancário) or CDI and the Brazilian Long Term Interest Rate (Taxa de Juros de Longo Prazo) or TJLP. The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation control purpose, Brazilian government policies and other factors. The CDI rate was 6.90% p.a., 10.87% p.a. and 10.64% p.a. as of December 31, 2012, 2011 and 2010, respectively. The TJLP was reduced from 6.0% p.a. to 5.5% p.a. on June 27, 2012 and then to 5.0% p.a. on December 31, 2012. The rate had not fluctuated since June 2009, when it was set at 6.00% p.a. A significant increase in interest rates, particularly TJLP or LIBOR, would have a material adverse effect on our financial expenses as a significant part of our debt (BNDES loans and Export Prepayment Facilities) is linked to these rates. On the other hand, a significant reduction in the CDI rate could adversely impact the financial revenues derived from our investment activities since a relevant part of our cash is invested Brazilian money market, linked to CDI. In order to mitigate these risks and benefit from the abnormal lower interest rates, we have contracted several swaps from LIBOR and TJLP to Pre Fixed rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.

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

These features may substantially limit the ability to sell the common shares underlying the ADSs at a price and time at which holders wish to do so. The São Paulo Stock Exchange Index (Ibovespa) had a market capitalization of U.S.$960 billion as of December 31, 2012. In comparison, the S&P 500 had a market capitalization of U.S.$13.2 trillion as of December 31, 2012. A liquid and active market may never develop for our common shares or ADSs, and as a result, the ability of our ADS holders to sell at the desired price or time may be significantly hindered.

Holders of our ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

Holders of ADSs are not direct shareholders of our Company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian law. Our corporate affairs are governed by our bylaws and the Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Under Brazilian law, the rights of a holder of our common shares to protect its interests with respect to actions by us, our directors or executive officers may be fewer and less well-defined than under the laws of other jurisdictions.

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

Holders of our ADSs may not be able to exercise the preemptive rights relating to the common shares underlying their ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”) is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares or other securities relating to these preemptive rights and we cannot assure holders of our ADSs that we will file any such registration statement. Unless we file a registration statement or an exemption from registration applies, holders of our ADSs may receive only the net proceeds from the sale of their preemptive rights by the depositary or, if the preemptive rights cannot be sold, the rights will be allowed to lapse.

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

Our operations began in 1988 when the Votorantim Group, one of the largest privately held group of companies in Latin America, acquired Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the State of São Paulo. We began production in 1991 after expanding and modernizing our facilities. In September 1992, the Votorantim Group purchased Indústrias de Papel Simão S.A., or Papel Simão, which was listed on the BM&FBOVESPA. Celpav and Papel Simão subsequently merged and, in 1999, Papel Simão was renamed Votorantim Celulose e Papel S.A. On November 5, 2009 we adopted the corporate name Fibria Celulose S.A. and on December 31, 2009, we and Aracruz were merged into Fibria (the surviving entity). See “Item 4. Information on Fibria — A. History and Development — The Aracruz Acquisition”.

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

In March 2007, we sold our 50% interest in the paper mill located in Embu to Suzano for R$41.1 million. The Embu paper mill had an annual production capacity of 48 kilotons of cardboard.

In November 2007, we and Suzano sold our interests in the paper mills located in Cubatão and Limeira to MD Papéis for a total of R$122 million. The Cubatão paper mill had a production capacity of approximately 61 kilotons per year of graphic, editorial and special printing & writing papers. The Limeira paper mill had a production capacity of approximately 58 kilotons per year of cardboard.

The Losango Project

In 2005, we announced the beginning of the environmental licensing process for the implementation of a bleached eucalyptus pulp mill with an overall nominal capacity of 1.5 million tons of pulp per year to be built in the State of Rio Grande do Sul (named “The Losango Project”). As a result of the Aracruz Acquisition in 2009, we had a different portfolio of possible expansion projects, including two former Aracruz Units (Veracel II and a fourth pulp production line at the Aracruz Unit) and this together with the Três Lagoas Unit which started up in March 2009, were all brownfield projects. In view of that, we considered several alternatives for the Losango Project, including a full divestiture of the lands and forest. On June 30, 2011, Management approved the divestiture of the Losango project assets, and established a specific program to identify a potential buyer. As from June 30, 2011, we had classified the assets of the Losango Project as held for sale.

On September 10, 2012, the Company received and accepted a binding offer from CMPC Celulose Riograndense S.A. for the purchase of forestry assets and lands of Losango, consisting of approximately 100 thousand hectares of owned areas and nearly 39 thousand hectares of forestland of eucalyptus in these owned areas and in third parties leased areas, for a total amount of R$615 million. The transaction did not include the partnership program agreements developed in Losango areas, which will be maintained and honored by Fibria. On December 28, 2012 the Company announced the conclusion of the Purchase and Sale Agreement and the approval of the operation by the Economic Defense Council, the receipt of the first installment in the amount of R$470 million and the deposit of the second installment in the amount of R$140 million in an escrow account to be disbursed after the remaining applicable government approvals and other conditions precedent have been fulfilled. The installment of R$5 million will be paid upon the effective transfer of existing contracts related to the asset and applicable government approvals.

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

The Luiz Antonio mill had an annual production capacity of 410 kilotons of pulp and 355 kilotons of uncoated paper. As part of this transaction, we agreed to purchase 100 kilotons of BEKP per year on competitive terms for our use in other facilities under a long-term supply agreement.

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

As part of this transaction, we granted International Paper the right to construct, at its cost, up to two paper machines adjacent to, and integrated with, the Três Lagoas pulp mill. International Paper exercised this option with respect to one of the paper mills and has constructed a paper mill with annual production capacity of 200 to 250 kilotons of printing & writing paper adjacent to the Três Lagoas pulp mill. This paper mill commenced production in the first quarter of 2009. In connection with the exercise of this option, International Paper has entered into a long-term supply agreement under which we will provide International Paper with pulp and utilities and other services at rates based on our actual operating costs.

If International Paper exercises its right to build the second paper mill adjacent to the Três Lagoas pulp mill, the contract conditions follow the ones established for the first paper mill:

•                  we will be obligated to transfer certain parcels of real property to International Paper upon which the paper machine and ancillary facilities will be constructed; and

•                  International Paper will enter into a long-term supply agreement under which we will provide International Paper with pulp and utilities and other services at rates based on our actual operating costs.

In 2012, Fibria and International Paper agreed to extend International Paper’s option to build a new paper machine at the Três Lagoas unit. The new agreement gives International Paper the option to start-up the second paper machine between 2016 and 2018.

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

Primary Public Offering of Common Shares

On March 8, 2012, Fibria announced a primary public offering of common Company-issued shares. On April 30, 2012, 86,000,000 shares were issued at a unit price of R$15.83/share (U.S.$8.43/share) totaling R$1,361 million (without placement of a supplementary lot). The Public Offering was in accordance with the strategy to strengthen the Company’s capital structure.

Disposition of forestry assets and land

On March 8, 2012, as part of our strategy to strengthen our capital structure, we entered into a binding agreement with Fundo Florestas do Brasil (the “Fund”), through its subsidiary Caravelas Florestal S.A., for the sale of certain forests and land located in the south of Bahia, consisting of 16,152 thousand hectares of forests of eucalyptus for timber and pulp with an average annual production of 660 cubic meters of wood.

On June 29, 2012, Fibria signed a purchase and sale agreement for these assets in the total amount of R$235 million. A cash payment of R$200 million was received as an advance at the same date. On December 7, 2012, the transaction was completed upon the purchaser signing an acceptance notice. As result of the due diligence process conducted by the purchaser, the sale price was adjusted to R$210 million. See note 1 (d) (ii) to our 2012 consolidated financial statements.

Equity Investment - Ensyn

With an initial investment of U.S.$20 million, Fibria acquired approximately 6% of Ensyn voting shares and agreed to set up an equally-owned joint venture to be incorporated in Delaware for future investments in the production of liquid fuels and chemicals from biomass in Brazil

Aracruz Acquisition and Related Transactions

Overview of Aracruz

Prior to its acquisition, Aracruz was the world’s largest producer of market pulp according to Hawkins Wright, with an annual pulp production capacity of approximately 2.9 million tons as of December 31, 2008, including 50% of the annual pulp production capacity of Veracel. As of that date, Aracruz’s forestry base consisted of total forests of approximately 403.7 thousand hectares located in three Brazilian states, including 50% of the forestry area of Veracel, consisting of approximately 258.5 thousand hectares of planted areas and approximately 145.2 thousand hectares of preserved areas.

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

Following the Stock Swap Merger, VID owned 29.3%, and BNDESPar owned 33.6% of our total share capital. The last trading day for one Aracruz ADR was November 17, 2009 and its final market price was U.S.$21.25. As of December 31, 2008 the market price for one Aracruz ADR was U.S.$11.28.

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

Our Ownership Structure

We are jointly controlled by VID, a wholly-owned subsidiary of VPar (the holding company of the Votorantim Group) and BNDESPar, a subsidiary of BNDES. VPar in turn is controlled by Hejoassu Administração S.A. or Hejoassu, which is controlled by the Ermírio de Moraes family. As a result of the purchase of an additional equity interest in Aracruz and corporate re-organization of Fibria, both of which occurred during the first semester of 2009, our exchange offer for outstanding Aracruz shares and the merger of Aracruz into us, our ownership structure and principal subsidiaries as of December 31, 2012 is presented in the following chart.

As of December 31, 2012, our total shares amounted to 553,934,646 common shares.

Capital Expenditures

Our capital expenditures (Capex) totaled R$1,002 million in 2012 and R$1,240 million in 2011. This variation is explained by the decrease in maintenance and modernization, in turn the result of investments made in 2011 to the Aracruz Unit’s mill A bleaching line and austerity measures implemented by the Company, thought without compromising the competitiveness of its operations.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2012	2011	2010
	(in millions of Reais)
Industrial Expansion	4	26	25
Forest Expansion	66	128	29
Subtotal Expansion	70	154	54
Safety/ Environment	47	62	84
Forestry Renewal	653	624	502
Maintenance, IT, R&D, Modernization	166	310	291
Subtotal Maintenance	866	996	877
50% Veracel	65	90	60
Total(1)	1,002	1,240	991

(1)         For the year end December 31, 2010, Conpacel invested R$75 million, which is not included the total amounts presented in the table above.

For 2013, Management has approved a capital budget of R$1,244 million. The 24% increase over 2012 is explained by the non-recurring investment of greater forest renewal at the Aracruz Unit and the foreign exchange and inflation impacts.

B.                                    Business Overview

Pulp Industry Overview

The world pulp industry is mainly divided in two groups of grades: mechanical, which is the pulp produced only through the use of mechanical energy processes, and chemical, which is the pulp produced after the wood chips have been chemically treated with caustic soda. In the whole world, 169 million metric tons are produced every year, from which 82% is chemical pulp, according to market statistics.

Both grades are sub-divided in: integrated pulp, which is the pulp produced for captive paper production in the same company or group, and market pulp, which is pulp produced to be sold in the market. Market pulp production sums up to 54 million metric tons, which represents 39% of all chemical pulp.

Chemical market pulp can be broken down in many different grades, depending on the wood species. The two main groups are Hardwood, which assembles the species composed by short cellulose fibers, and Softwood, assembling the other species, composed by long cellulose fibers. Short fiber pulp is more prone to be produced in tropical areas, whilst long fiber pulp is only produced in temperate areas. Hardwood represents 28 million metric tons.

Fibria produces pulp from Eucalyptus, which is a species originally from Australia, but extremely well adapted to the Brazilian climate. Actually, it is in Brazil where Eucalyptus trees develop the highest yield in the whole world. Eucalyptus pulp is 64% of the whole Hardwood market, with a demand of 18 million metric tons in 2012.

Source: Paper&Board, Recycled Fiber and Pulp: RISI | Market Pulp, Hardwood and Eucalyptus: PPPC Global 100 - Dec 2012 — considers 2012 demand.

Market Pulp Capacity

We are the world’s largest producer of market pulp, according to Hawkins Wright, with an aggregate pulp production capacity of approximately 5.25 million metric tons of eucalyptus per year, as shown in the chart below.

Market Pulp Capacity Ranking
(000 tons)

Source: Hawkins Wright — January 2013

Eucalyptus pulp capacity has outgrown all other market pulp grades, having grown 87% between 2005 and 2012, to a total of more than 19 million metric tons. Increased volumes, bigger vessel space, Supplier Managed Owned Inventories, longer supply chain (new mills in Latin America are further inland) and broader coverage area have increased the minimum inventory necessary for eucalyptus distribution. In 2005, minimum eucalyptus pulp necessary inventory used to be around 40 days, for a total production of 9 million metric tons. Nowadays, minimum necessary is 45 days, on average.

Evolution of Bleached Hardwood Pulp producer’s inventory

(days of supply)

Source: PPPC (World-20)

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

In 2008, market pulp demand registered a negative growth of 0.9% or 470 thousand metric tons while in 2009 the growth was flat. It is important to note that market pulp demand was directly affected by the credit crunch crisis through this period. As the global economy started to recover from the crisis in 2010 a growth of 2.3% or 1.0 million metric ton took place.

In 2011, despite all the uncertainties with the European and American economy, global market pulp demand reached a total volume of 52.5 million tons which represents an increase of 4.7% or 2.4 million tons over 2010’s demand. The same unstable economic environment remained in 2012, but stocking movement, especially in China, led market pulp demand to post approximately 1.2% of growth during the year. The European region is the major market pulp consuming region totaling 17.8 million metric tons followed by China with 14.4 million metric tons in 2012.

Eucalyptus demand was flat in 2010, increased by 7.9% in 2011, and 1.6% in 2012. PPPC projections for Eucalyptus global demand show an average growth of 6.7% between 2013 and 2014 much higher than the global market pulp demand average of 1.3% for the same period. The growth in the tissue paper grades and Printing & Writing expansions in Asia is expected to support this growth.

Total Market Pulp Demand & Eucalyptus Market Share

Source: PPPC

Pulp Price Dynamics

As a global commodity, market pulp prices are impacted by macroeconomic dynamics, as are the prices of any other commodity. The graph below is a comparison of the trend of softwood market pulp prices against the Economist Commodity Index since 1980.

Source: Hawkins Wright and The Economist

The main variable that is responsible in the formation of market pulp prices is the balance between supply and demand. This is the relationship between the availability of the pulp in the market for sale against the real demand for pulp in the market. This relation may be analyzed in the short term, medium term, and long term.

Short term for the pulp industry is normally defined as the next 12 months, through this period the variables that will impact the balance are: the operating rates of the pulp mills installed, the performance of the installed paper machines that will result in pulp consumption and the pulp inventory level in the whole supply chain. The most recent event that restricted pulp mills supply was the earthquake in Chile in 2010. Because of the earthquake, production in Chile had to stop, constraining supply and impacting directly the prices. Also, the paper machines can affect the pulp demand as they adjust their productivity output to variations on the economic scenario and market seasonality. Printing & Writing papers demands are more affected by economic changes and seasonality than the demand for tissue paper, because tissue papers are part of human hygiene. As demand weakens and supply continues constant inventories can increase and result in a negative impact in prices.

In the pulp industry we may consider medium term between 1 year and 5 years ahead. The result between the supply and demand in the medium term will be a reflection basically of the paper mills and pulp mills project announcements. The short term scenario and on the expected relative growth rate between the supply and demand, impact the pulp price projected to that period. This medium price expectation is of great importance, since companies use this value to decide about new mill projects.

The long term for the pulp industry is defined as above 5 years. Although production cost structure is something that must be watched in the short and medium term, its major impact will be in the formation of pulp prices in the long term. Cost structure of the pulp industry will define pulp equilibrium price, suggesting the minimum value which is still worth for the highest cost producer to continue its activities. The graph below shows pulp cash production cost according to production capacity tonnage, which impacts the pulp price:

BHKP Supply Curve CIF Europe (2012)

(production cash cost in U.S.$/t and BHKP capacity in 000 t)

Source: Hawkins Wright (Sept. 2012)

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

Hardwood FOEX Europe

(U.S.$/t)

Source: FOEX

Fibria’s Profile

We are the world’s largest producer of market pulp, according to Hawkins Wright and PPPC, with an aggregate pulp production capacity of approximately 5.25 million metric tons of eucalyptus pulp per year. We believe that we are one of the lowest-cost producers of BEKP in the world, primarily due to our economies of scale, state-of-the-art and strategically located production facilities, the short harvest cycle of our trees and our use of high-end technology in our operations. During the first half of 2009, we acquired control of Aracruz and have fully consolidated the results of operations of Aracruz into our consolidated financial statements as from January 1, 2009. In September 2009, we adopted the trademark “Fibria” for our pulp and paper operations.

Our forest base is broad and diversified. As of December 31, 2012, it was comprised of total forestry land of approximately 970 thousand hectares (owned and leased, excluding the forest base linked to the sale of forest assets in Southern Bahia State and Losango) located in six Brazilian states. Approximately 563 thousand hectares of our total forestry land consisted of planted areas and approximately 343 thousand hectares of conservation areas with native vegetation, or preserved areas.

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

In 2012, we produced 5,299 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$6,174 million. In 2011, we produced 5,184 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$5,854 million.

In 2012, our pulp production had the following destination: Tissue 54%, Printing & Writing 29% and Specialities 17%. Our breakdown exposes us to the tissue segment with low dependence on the Printing & Writing segment, bringing more stability through the economic cycle.

Export sales accounted for 90% of our pulp sales volume in both 2012 and 2011. We export pulp products from a terminal and warehouse that we operate at the port of Santos, in the State of São Paulo, and from Portocel, a specialized port terminal that is operated by our subsidiary, Portocel Terminal Especializado de Barra do Riacho S.A., or Portocel, which is located approximately 3 kilometers from our Aracruz mill, in the State of Espírito Santo. We also operate a port terminal located in the city of Caravelas in the State of Bahia, from which we transport wood to our Aracruz mill, and a port terminal in the city of Belmonte, in the south of the State of Bahia, from which we transport pulp produced by Veracel to Portocel.

The following map sets forth the location of the production facilities and the port terminals we operate:

Our Strengths

Global leadership in market pulp

We are the world’s largest producer of market pulp according to Hawkins Wright and PPPC, with a total pulp production capacity of approximately 5.25 million metric tons as of December 31, 2012 and a focus on the international markets. We estimate that in 2012 we accounted for approximately 31% of the world demand of BEKP, approximately 19% of the world demand of bleached hardwood kraft market pulp and approximately 10% of the world demand of chemical market pulp. Our leadership is based on the sustainability of our forest operations (as a result of the shorter harvest cycle in Brazil as compared to other relevant countries), our state-of-the-art technology (including modern facilities and advanced cloning methods), our high productivity, our strong customer base and our long-term relationships with our customers.

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

Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees in approximately 6 years (on average) after planting, while harvesting cycles of other forest species in the southern United States, Canada and Scandinavia can last from 25 to 70 years. Harvesting cycles of our main non-Brazilian competitors in the BEKP market (Spain, Portugal and Chile) are approximately 8 to 10 years.

State-of-the-art production facilities

Our mills have adopted the latest designs, technologies and production processes as a result of significant investments we have made. The advanced technology and production processes used in our mills allow us to use a lower level of raw materials, mainly chemicals, which consequently reduces our production costs. In addition, our mills have advantages over older mills, particularly with respect to reduced emissions and solid waste disposal, providing for a more streamlined, efficient and environmental-friendly pulp production process. The Três Lagoas and Veracel mills, two of the largest single-line pulp production facilities in the world, each also have one of the lowest production costs of market pulp per ton in the world. This is the result of state-of-the-art technology, including modern processes and equipment associated with efficiency in forests and industrial operations, as well as short distances between forests and mills.

State-of-the-art research and technology

Fibria started its eucalyptus plantations at the end of the 1960s using seeds from the Rio Claro Forest Nursery (SP). At that time, four species were considered appropriate for the area: Eucalyptus grandis, Eucalyptus saligna, Eucalyptus urophylla, and Eucalyptus alba. Since then, many superior trees were developed both as a result of the improvement program and the use of cloning. Cloned forests present significant gains in productivity, uniformity, and wood quality, giving the Company an outstanding position on the world market. Fibria uses a group of selected clones in its plantations and these clones are frequently replaced to ensure plenty of genetic diversity, to reduce the probability of pests and diseases and to keep continuous improvement of fiber productivity and quality. Today, better genetic methods are used for developing advanced generations of Eucalyptus. Those techniques involve the selection of plants with better performance and the sequential crossing among them for successive generations. In addition, Fibria is constantly working on methods to boost plantation productivity. The combination of silviculture and genetic improvement are essential to maintain the yield in the plantations and the health of the ecosystems in the long term, with extra challenges due to future climate and economic uncertainties. The search, test and selection of appropriate genotypes and site management practices, along the improvement obtained via resource-use-efficient eucalyptus forests, are an utmost for the sustaining of productivity and maintenance of environmental services of these forests for the generations to come. Thanks to continuous progress, the land now used to supply our pulp mills is one-half the area that would have been necessary 40 years ago when forest productivity levels were much lower.

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

Our transportation and logistics activities are efficient and diversified. The strategic location of our forests and production facilities allow us to have lower transportation costs. The average distance from our forests to our mills is less than that of many of our domestic and international competitors, resulting in logistical efficiencies (for example, certain of our competitors in China meet their raw material needs with wood imported from Russia). Portocel, the port terminal we operate in the State of Espírito Santo, is located approximately 3 kilometers from our Aracruz mill. This allows us to efficiently export pulp produced at that mill and to receive pulp from Veracel. In addition, we export pulp from a terminal and warehouse that we operate at the port of Santos, in the State of São Paulo.

Customer base

We have long-term relationships with leading global paper manufacturers, particularly in the tissue segment.We have traditionally focused on paper producers who value pulp quality and reliable supply, some of which have been our customers for decades.

Conducting our operations in a sustainable way

We are committed to operating our businesses and resources in a sustainable manner in accordance with world-class sustainability standards. In 2012, Fibria was once again listed in the Corporate Sustainability Index (ISE) — a list of companies whose shares are listed at the BM&FBOVESPA, the Brazilian stock exchange, and that demonstrate a high level of commitment to best practices in the areas of sustainability and corporate governance.  In addition, recently, in February 2013, Fibria has been selected in the Dow Jones Sustainability Emerging Markets Index (DJSI Emerging Markets), a selection of the emerging markets companies with the best corporate sustainability practices.

Fibria has aligned the sustainability and business strategy by implementing strong corporate governance for sustainability. Fibria has a Sustainability Committee that plays a consultative role to the Board of Directors and is coordinated by the Company’s Chairman. The Sustainability Committee meets three times a year to assess the company’s sustainability strategy and its implementation. Linked to the Executive Officers, the Internal Sustainability Commission, comprised of managers from various areas within the Company, seeks to operationalize the strategy defined by the Sustainability Committee and embed sustainability into the company’s culture.

Long-term sustainability targets

In 2011, upon the recommendation of the Sustainability Committee, Fibria reinforced its commitment to this issue by introducing a set of Long-Term Targets that signal the company’s path to 2025. The definition of these targets was based on a systems thinking methodology, carried out through a series of workshops over three months involving 40 executives from 12 different areas of the company with the coordination of experts from the Universidade do Vale dos Sinos (UNISINOS).

The discussions, took into consideration priority issues outlined in Fibria’s Materiality Matrix and social and environmental risks identified in the Enterprise Risk Management (ERM) tool, and identified a set of 90 variables that directly or indirectly affect the management of forests and the production and sale of pulp. These variables have been grouped and form six key themes that will guide Fibria’s activities towards 2025: market and return to shareholder; ecoefficiency; forest management model; relationship and communication with stakeholders; social acceptance and legitimacy; management of personnel and organizational culture.

The intersection of these issues led the Company to establish Long-Term Targets for 2025. These targets are not exhaustive or static and can evolve or include new commitments, as the market, Company or society demand it. Additionally, the Long-Term Targets do not replace the conventional tools of management, including Short-Term Targets, which will be aligned with the Long Term.

The 2025 Long-Term Targets are the following:

Optimize the use of natural resources

Our target is to reduce by one-third the amount of land required for the production of pulp, by increasing productivity from 10 tonnes of pulp per hectare per year, in 2011, to 15 tonnes of pulp per hectare per year in 2025, through:

•              traditional genetic improvement

•              improvement in forest management

•              increase in industrial productivity

Benefits:

•              lower concentration of land

•              greater availability of land for other purposes

•              increased competitiveness and greater return to shareholders

The graph below shows the expected productivity gains until 2025:

Contribute to the mitigation of the greenhouse effect

Our target is to double the carbon absorption from the atmosphere, by increasing net capture from 5.5 million tCO2eq, in 2011, to 11.1 million tCO2eq, in 2025, through:

•              increase in forest areas (eucalyptus plantations and native reserves)

•              restoration with native species of degraded pasture areas

Benefits:

•              reducing atmospheric concentrations of greenhouse effect gases

Note: net annual capture is defined by the difference between the total capture by planted and native forests and the direct and indirect carbon emissions from forestry, industrial and logistics operations throughout the cycle of production of pulp, from the nursery to the customer.

Protect biodiversity

Our target is to promote environmental restoration in 40 thousand hectares of own land, between 2012 and 2025 through:

•              plantation of native species

•              stimulate the natural regeneration of native species

Benefits:

•              enrichment of fauna and flora, including endangered species, in the Atlantic Rainforest and the Cerrado biomes

•              expansion of environmental services - carbon capture and water availability and quality, among others - areas whose original features have been altered due to human activity

Note: target does not consider Fibria’s support in restoration projects in third party land, developed in partnerships with other organizations.

Increase ecoefficiency

Our target is to reduce by 91% the amount of industrial solid waste disposed at landfills through:

Decrease from 60 kg per tonne of pulp in 2011 to 5 kg per tonne of pulp in 2025:

•              reduction in the generation of waste by the mills

•              reuse of waste in the soil

Benefits:

•              reduction of the impacts and risks caused by industrial landfills

•              increase in ecoefficiency of the company’s production processes

•              reduction in costs for the disposal of waste and substitution of supplies

Strengthen the interaction between business and society

Our target is to reach 80% of approval rate in neighboring communities through:

Elevation of the approval rate in neighboring communities from 50%, in 2011, to 80%, in 2025, through:

•              improvement in the quality of relationship with the communities

•              support for local development projects

•              inclusion of the community in the company’s value chain

Benefits:

•              harmonious coexistence with the neighboring communities

•              enabling environment for local development

Note: approval rate measured through research.

Strengthen the interaction between business and society

Our target is to help the community make self-sustaining 70% of income generation projects supported by Fibria per:

Increase of self-sustaining projects from 5% in 2011 to 70% in 2025, through:

•              expansion of the Rural Territory Development Program (PDRT)

•              promotion of technical and management training, through partnerships and support of consultants

•              attraction of other partners

Benefits:

•              social inclusion of communities, reducing their socioeconomic vulnerability

•              protagonism of the community in its development

•              increased managerial and technical skills of community members

•              autonomy of the communities in relation to the private and public sectors

•              stimulation of the construction of social capital

•              reduction of conflicts and maintenance of good relations with neighboring communities

Complementing Fibria’s long-term targets are short-term sustainability goals and targets which have, since 2009, been informed and reported on annually. There are nine wide-ranging objectives as outlined below:

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

Our Strategies

Increase our market share in the international pulp market

We intend to take advantage of our competitive strengths to further increase our market share in the international pulp market. We have focused our marketing efforts on the sale of BEKP to tissue manufacturers, a market segment that, in addition to being more stable than other market segments, has experienced global consumption growth at a cumulative aggregate annual growth rate of approximately 3.4% for the period from 2005 to 2012.

According to a recent survey by RISI, global tissue consumption growth is expected to accelerate at a 4.1% annual rate from 2012 to 2017, with China accounting for roughly 60% of the total tissue consumption increase during this period.

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

Enhance our financial strength and corporate governance

Our total consolidated indebtedness as of December 31, 2012 and 2011 amounted to R$10,768 million and R$11,324 million (including payable on Aracruz Acquisition) and 89.4% and 90.4% of which represented long-term indebtedness, respectively. We are working to further reduce our leverage levels and we are attempting to improve our debt profile in order to reduce our cost of debt. Since the fourth quarter of 2009, we have been conducting a Liability Management Plan which included (1) the issuance of Fibria 2019, 2020 and 2021 Notes totaling U.S.$2.5 billion, (2) the sale of the Guaíba Unit for U.S.$1.430 billion in December 2009, (3) the sale of our interest in Conpacel and KSR for R$1.5 billion in December 2010 (proceeds from the sale were received in January and February 2011, respectively) and (4) the sale of the Piracicaba Unit for U.S.$313 million in September 2011. In 2012, Fibria generated R$2.9 billion from liquidity events and cash flow generation with (i) the sale of non-strategic assets such as lands and forest assets in Bahia and the Losango sale; (ii) an equity offering which totaled R$1,361 million; and (iii) operating free cash flow generation. For a more detailed description of our Liability Management Plan, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Liability Management Plan.”

In addition, in order to improve our access to capital sources, in 2010 we upgraded the listing of our shares to the Novo Mercado (New Market) listing segment of the BM&FBOVESPA. The Novo Mercado listing segment imposes the most stringent corporate governance rules of any listing segment of the BM&FBOVESPA. In achieving this objective, we have implemented all of the administrative adjustments required to comply with the listing segment’s rules, including the appointment of independent members to our Board of Directors and making required changes to our bylaws.

Increase operating efficiencies

We intend to maintain the focus on our low-cost operations through greater operating efficiencies and economies of scale. To this end, we intend to continue to:

•                  focus on reducing our wood costs through increased eucalyptus yields by continuing to invest in the genetic improvement of our trees;

•                  take advantage of climate and soil conditions in Brazil and the short harvest cycle of eucalyptus trees; and

•                  improve the efficiency of our operations through further investment in harvesting equipment, production facilities and advanced information technology.

Continue to develop state-of-the-art technology in the forestry area

Technological research and development has made it possible to improve our productivity while reducing the impact of our operations on the environment. In the forestry area, an intense research program and the adoption of modern forestry practices have significantly increased our competitiveness. The genetic improvement of eucalyptus trees has allowed us to plant clones of selected trees, resulting in higher productivity. We currently perform 100% of our planting with cloned seedlings. We have achieved higher speed and better seedling use and quality as a result of a pioneering procedure for the multiplication of clones. We believe that we use the most advanced technology for planting and harvesting trees and storing and transporting wood with a completely mechanized system. In the decade ending 2010, the average annual amount of pulp produced was 11.3 metric tons per hectare per year, compared to 6.4 metric tons during the 1970s. Referring to this, one of the long-term targets is to reduce by one-third the amount of land required for the pulp production, through increasing productivity, reaching 15 tonnes of pulp per hectare per year in 2025, based on genetic improvement, forest management improvement and industrial productivity increase.

By continuing to focus on cutting-edge technological research and development, we aim to strengthen our position as one of the leading developers of technology in the forestry area, maintain our record as a low cost producer while meeting our standards of high quality production, increase the range of products that we offer to our customers and maintain our reputation as an environmentally friendly and socially responsible manufacturer. Altogether, this positioning has led to a deep analysis on increasing the value from our forestry biomass where biofuels is one of the most prominent. In 2012 Fibria and Ensyn created a strategic alliance which includes the establishment of an equally-owned joint venture for the production of cellulosic liquid fuels and chemicals in Brazil, as well as a U.S.$ 20 million equity investment in Ensyn Corporation by Fibria. The goal of the Ensyn-Fibria joint venture is to combine the strengths of each party in creating a producer of renewable liquid fuels from cellulosic feedstocks.

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

Community Relations

Maintaining good relations with local communities in the 254 neighboring municipalities is a priority for us, and in 2012 the Company further invested in its relationship model. A good relationship with the residents of communities located in the vicinity of Fibria’s operations is critical to the Company’s performance. Since 2009, the Company has invested in engagement and socioenvironmental projects aimed at supporting social inclusion and improved quality of life in these communities. There are programs to encourage professional training of local residents, the employment creation and income generation, land-use planning (backed by specialized consultants), environmental education for community members and, above all, dialogue aimed at seeking mutual solutions. By working to integrate these communities with the forestry business, while at the same time seeking to eliminate or mitigate the impact of its activities, Fibria is reinforcing the social legitimacy of its business.

Recognizing the importance of these relationships, Fibria has established two related long-term targets, to reach 80% of approval rate in neighboring communities and to help the community make 70% of the income generating projects supported by Fibria self sustaining.

All of Fibria’s operational Units have implemented local community engagement projects, which are split into the following types:

•                  Engagement: Refers to the relationship based on the Votorantim Institute Engagement Manual. In rural communities, this Engagement is done through the Rural Territory Development Program (PDRT). Fibria assumes the role of local development partner and seeks to understand the communities, while engaging them in the Company’s activities and decision-making processes. The Engagement model takes place in those communities most impacted by Fibria’s operations.

•                  Community Meetings: These are meetings with leaders and opinion makers in the municipalities where the Company operates, with the purpose of rendering accounts of the projects developed locally in partnership with the community. The meetings also serve to exchange information of common interest.

•                  Face-to-Face Agenda: Is done through regular visits paid by Company representatives to neighboring communities in order to understand the local reality. These visits are conducted in all communities not covered by the Engagement process as they are less impacted by the Company’s forestry activities. Number of municipalities: 64.

•                  Operational Dialogue: Consists of dialogues conducted before commencement of the Company’s forestry operations in the communities surrounding the area where the planned operations are to take place. These meetings serve to inform the local population of operational impacts and ways to mitigate them.

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

Sustainability Report

Fibria adheres to the Global Reporting Initiative G3.1 guidelines for Sustainability Reports at an A+ application level. Through this process the Company seeks to annually show how the Company is addressing challenges and achieving results, with regard to its sustainability strategy and its vision for the future. It includes details of commitments and performance on the governance, economic, financial, social and environmental aspects of the business following the principles of Materiality, Stakeholder Inclusiveness, Sustainability Context, Completeness, Balance, Comparability, Accuracy, Timeliness, Clarity and Reliability. The Sustainability Report is widely distributed to all of Fibria’s stakeholder groups, from community leaders to ESG and long-term investors and analysts.

Relationship with specific communities

Fibria maintains good relations with most of the communities neighbouring its operations. However, there are some unresolved conflicts with certain communities in the poorest regions of the north of Espírito Santo and the south of Bahia, stemming from problems that are often unrelated to the Company and beyond the management’s capacity to resolve, regardless of its good intentions.

Despite the complexity of the challenge, settling these conflicts is a priority for Fibria, which is working directly with the communities and engaging with other parties that might help to develop satisfactory solutions, such as the government, at all levels, NGOs and other companies. Some communities merit special attention from the Company, which has been developing specific projects for social inclusion, often with the participation of government bodies and independent socio-environmental entities. This includes black communities, several of which have been recognized as quilombolas (descendents of runaway slaves who formed their own communities) or are in the process of claiming this status; Indian people of Tupiniquim or Guarani ethnicity; members of the Landless Workers’ Movement (MST); and traditional fishing communities.

These projects, planned and introduced as from 2010, proceeded over the course of 2011, with the establishment of a Priorities Matrix for Fibria’s socioenvironmental activities, the creation of Local Relations Commissions, with respected local interlocutors to observe the engagement processes, and the establishing of partnerships between the company and government, private and third-sector institutions.

Around 2,500 households, numbering approximately 10,000 people, are already benefiting from the development programs introduced in 57 communities neighboring Fibria’s operations.

Engagement with Landless Movements

Fibria has been investing in dialogue to resolve a dispute caused by the invasion of Company areas in the south of Bahia state by members of the Landless Workers’ Movement (MST). From this was born the Rural Sustainable Settlements with Agroforestry and Biodiversity Project, a proposal developed in a partnership between Fibria, the MST, the National Institute for Settlement and Agrarian Reform (INCRA) and the state government of Bahia. The business model for this was drawn up by researchers at the Universidade de São Paulo’s Luiz de Queiroz Agricultural College (ESALQ/USP).

Following approval at a meeting of Landless Workers’ Movement’s members, the Sustainable Settlements project began implementation in August 2011, with the hiring of agricultural specialists from the movement, the selection of beneficiary families and the allocation of plots. The land occupied by the MST, that includes five farms and covers a total area of 11,000 hectares belonging to Fibria, is to be expropriated against compensation to be paid by the National Institute for Settlement and Agrarian Reform.

More than 1,000 farming families will participate in the program, significantly more than the 800 originally predicted. Sustainability criteria will be taken into account in all the cultivation, with certification being awarded for good agricultural and environmental practices. At the Landless Workers’ Movement’s request, an agroforestry production training center is also to be built in the region.

Our Products

Pulp

In 2012, we produced 5,299 kilotons of pulp representing 52.9% of total Brazilian pulp production. In 2011, we produced 5,184 kilotons of pulp representing 53% of total Brazilian pulp production.

The following table sets forth our production volume of eucalyptus pulp and a breakdown of our BEKP sales volume by market for the periods indicated.

	2012		2011		2010
	(thousand metric tons)		(thousand metric tons)		(thousand metric tons)

Production volume (1)	5,299		5,184		5,054
Sales volume (1)
Europe	2,188	40.8%	2,159	42.0%	1,951	39.7%
North America	1,338	25.0%	1,302	25.3%	1,398	28.5%
Asia	1,300	24.3%	1,171	22.8%	1,129	23.0%
Brazil/Others	531	9.9%	509	9.9%	431	8.8%
	5,357	100%	5,141	100.0%	4,909	100.0%

(1)                 Excludes pulp production and sales volume of Conpacel for the years ended December 31, 2011 and 2010. The sale of Conpacel was concluded on January 31, 2011.

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

Our pulp production is solely from wood extracted from eucalyptus trees grown in sustainable forest plantations. Eucalyptus trees are among the fastest-growing trees in the world given that climate and soil conditions in Brazil allow for eucalyptus tree harvest rotations of approximately 6 years, as compared to harvest rotations of approximately 10 to 12 years in Chile, and up to 25 years in the southern United States.

Our forestry operations are composed of four major activities: nurseries, silviculture, harvesting and transportation of wood from the forestry to the mills.

The process begins in the nurseries, where the seedlings are cultivated. We operate four nurseries located in the states of São Paulo (Jacareí and Capão Bonito), Mato Grosso do Sul and Espírito Santo with an aggregate annual production capacity of approximately 75 million seedlings. We are building a new nursery in Bahia which is expected to start its operations in 2013. This investment is part of our strategy to increase our current production capacity and is in line with our sustainability commitments. Our seedlings are 100% produced with cloning technology, one of the most advanced genetic processes for the formation eucalyptus trees in the world. Seedlings take between 70 to 120 days to be completely developed and set for planting in the forests when the silviculture process starts.

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

After approximately 6 years, the eucalyptus trees are harvested. We use advanced and automated harvesting equipment in our forests. After harvested, the wood logs are transported either by truck, rail or barge (or a combination of these) from the forests to our production facilities. During harvesting all barks, tree tops and other biomass sources remain on the ground to preserve soil fertility. The logs are then transported to our production facilities where they are unloaded and then taken by conveyor belt to be debarked and chipped as will be described below.

Our forestry base is broad and diversified, comprised of total forestry area of approximately 970 thousand hectares as of December 31, 2012 located in 6 Brazilian states, consisting of approximately 563 thousand hectares of planted areas and approximately 343 thousand hectares of preserved areas (excluding the forest base linked to the sale of forest assets in Southern Bahia State and Losango).

The following table describes the location and the area of our land as of December 31, 2012:

State	Forested	Conservation	Other	Total
	(in hectares)

São Paulo	79,649	58,362	9,652	147,664
Minas Gerais	13,274	12,791	1,142	27,207
Rio de Janeiro	1,637	1,524	207	3,369
Mato Grosso do Sul	228,410	99,855	19,246	347,512
Bahia(1)	134,821	112,778	16,361	263,960
Espírito Santo	105,204	57,799	17,303	180,305
Total(2)	562,995	343,109	63,911	970,017

(1)         Includes the forests associated with the production facility of Veracel. Excludes forest partnership areas and the forest base linked to the sale of forest assets in Southern Bahia State and Losango.

(2)   Excludes forest partnership areas (142 thousand hectares).

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

Pursuant to the Brazilian Forestry Code (Law No. 12,727/ 2012), we are required to set aside 20% of our areas for preservation, conservation and environmental recovery. In 2012, we maintained 35% equivalent to 343 thousand hectares of our forest base for conservation purposes. These areas consist of either native forests or riparian buffer zones, or are maintained to satisfy specific ecological interests. In addition, we maintain a reforestation program, to recover degraded areas and endangered flora species.

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

In 2012, we conducted approximately 51 projects related to biodiversity and forestry management improvement. Projects include different types of studies and monitoring (including biodiversity and water), endangered species protection, environmental education, biodiversity focused landscape planning and others. Among these projects: we have identified High Conservation Value Areas, in Aracruz site concerning areas; we have continued to support the Jubarte whale project, organizing an expedition to Abrolhos, for estimations on population size. Since the conservation measures were taken, the number of Jubarte whales has increased 23% in three years.

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

All our areas have at least one certification as shown on the table below:

Unit	FSC®	Cerflor

Três Lagoas	Certified	Certified
Jacareí	Certified	—
Aracruz	Certified	Certified
Veracel	Certified	Certified

Under the strategy of achieving forestry certification for all Units, in January of 2011 Fibria signed a contract with the Institute for Agricultural and Forest Management and Certification (Imaflora) to adapt productive processes at the Aracruz Unit to FSC® Principles and Criteria. This adaptation program, known as SmartStep, was created by the Rainforest Alliance, an international organization represented in Brazil by Imaflora. In the evaluation, some gaps with regards to the Principles and Critera were identified and action plans involving approximately 500 measures in the environmental, social, operational and labor rights areas were developed. These measures were monitored by the certifier via audits in 2011 and were considered fully implemented. Thus, Fibria was able to accelerate the main certification process for 2012. On October 1, 2012, the certifier issued FSC® certification for the Aracruz Unit.

In 2012, all our forests were audited by third parties and retained the FSC® and / or Cerflor certifications, as shown in the table above.

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

We use energy and chemicals in the pulp process, and although we recover a high percentage of them, as we have significant dependence on many of this inputs, we entered into long-term “take-or-pay” contracts with suppliers of chemical products, diesel and natural gas for periods ranging from one to 10 years, in order to mitigate this dependence. See “Item 8. A. Consolidated Statements and Other Financial Information - Commitments”.

The following table provides certain information regarding our production facilities and production for the years indicated:

		Annual Production	Production for the Year Ended December 31,
Facility	Location	Capacity	2012	2011	2010
		(in thousand	(in thousand tons)
		tons per year)

Pulp Units:
Aracruz	Espírito Santo	2,300	2,387	2,323	2,253
Três Lagoas	Mato Grosso do Sul	1,300	1,275	1,230	1,182
Jacareí	São Paulo	1,100	1,076	1,103	1,077
Veracel (1)	Bahia	550	562	528	543
Total		5,250	5,299	5,184	5,054

(1)       Represents 50% of the annual production capacity and production of Veracel’s pulp mill.

Eco design and eco-efficiency

As an eco-efficient company, we pursue the balance of the five essential elements for life in all our operations (water, air, energy, earth and people) with the strategic aim of producing less carbon intensive products. Our recent projects are based on “Eco Design” and all of our industrial operations are managed according to the “4R” eco-efficiency principles (reduce, recycle, re-think and re-use). We are also part of the cleaner production program from United Nations Environmental Program.

Energy

Of the total amount of thermal and electrical energy we self-generated, 90% was from renewable fuels, such as biomass and black liquor that are byproducts of the pulp production process, and 10% was from non-renewable fuels that we purchased, such as oil and natural gas. In 2012, we generated internally approximately 119% of our electric energy requirements for our pulp production process including the amount of exportation.

Chemicals

We use several chemicals in the pulp bleaching process. As we have significant dependence on certain chemicals, we entered into long-term “take-or-pay” contracts with suppliers of chemical products, diesel and natural gas for periods ranging from one to 10 years, in order to mitigate this dependence. See “Item 8. A. Consolidated Statements and Other Financial Information — Commitments”.

Water

While not a significant cost component of our raw materials, water is essential to the production of pulp and paper. In 2012, we used 30.6 cubic meters of water per ton of pulp (as compared with a consumption rate of 30 to 50 cubic meters per ton, as recommended under the EU IPPC Directive — Integrated Pollution Prevention Control — which sets out environmental protection best practice guidelines for paper and pulp mills and is widely adopted across the world as a recognized standard in production). We believe our water usage rates are among the lowest within the pulp and paper industry and we are continually introducing new technology and implementing improvements in our industrial processes and methods to further decrease these rates. We believe that our water supplies are currently adequate.

The water used at the Três Lagoas and Jacareí units is obtained from the Paraná and Paraíba do Sul rivers, which are adjacent to our mills. Each river system is within a separate hydrological river basin, thereby reducing the overall risk of unavailability of water due to adverse atmospheric or hydrological conditions. In the Aracruz Unit water is provided by several rivers and a public interest project developed by us and the municipal governments of Aracruz and the neighboring city of Linhares, under which we may obtain water from the Rio Doce River through an existing system of canals and rivers. The project provides water for the local communities and for the industrial and chemical districts of the municipality of Aracruz, as well as for irrigation of agricultural activities in the northern region of the State of Espírito Santo. The water from these sources flows into a 35 million cubic meter reservoir on the mill site. We estimate that the reservoir in the Aracruz unit holds enough water to supply the mill’s needs for a five-month period in the event of a drought.

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

The remainder of solid waste is processed by recycling systems into organic and inorganic material for use in our forests or disposed of in licensed landfill sites. We collect, treat and dispose of the small amount of hazardous waste generated by our facilities in accordance with Brazilian law.

Controlled emission of carbon dioxide

We have been tracking the emission of greenhouse gases (GHG) since 1998, when we first carried out a carbon inventory covering all of our mills. Since then, our tracking system evolved into an analysis of our carbon footprint, in an attempt to better understand the impact of our operations. Since 2006, information about our GHG emissions has been disclosed to the public through the Carbon Disclosure Project (CDP) — an independent not-for-profit organization holding the largest database of primary corporate climate change information in the world. This initiative is part of our plans to address this issue. More recently we have also been part of two other important programs. The CDP Supply Chain which is a program designed to promote information sharing and innovation between CDP Supply Chain Members — companies that have begun to integrate carbon management strategy into their supply chains — and the companies that provide goods and services to them as we transit to a low-carbon economy. In 2012 we achieved 93% in participation among strategic suppliers.

In 2010, BM&FBOVESPA launched a new Index — Índice Carbono Eficiente (ICO2) — to improve the adoption of environmental practices towards climate change by Brazilian companies and since then Fibria has been selected as part of the Index. In 2012, an Exchange Traded Fund (ETF) was launched based on ICO2 index.

We also have been continuously looking for lower carbon solutions for our process and increasing carbon sequestration by recovering native areas. In the last three years, we began the restoration of up to 8,000 hectares. In 2012 Fibria started the process to restore an additional 2,000 hectares of native areas.

In 2012, we continued to measure our Carbon Footprint, which was net positive and a total of 3.842 million tCO2eq (tons of CO2 equivalent) was sequestered by our eucalyptus forests through the photosynthesis process which represents an average absorption of 0.81 tCO2eq per ton of pulp produced. By contrast our total carbon emissions totaled 1.786 million tCO2eq (following the increase of our production (+1.7%), with the same efficiency from last year (0.37 tCO2eq per ton of pulp produced), but with adjustments on the emission factors compared to last year. Our carbon footprint was verified by PWC on a limited assurance basis. For 2013, improvements are expected, mainly regarding shipments, since STX’s new fleet start to be delivered with an improved GHG emission factor per ton-mile of pulp transported.

Operational Stability

The challenge of this concept consists of engaging the industrial and forest’s operations teams in a new one “Operational Strategy” in which the production rhythm would be modulated up and down, respecting the instantaneous limits of capacity of each process sector. To reach larger stability it was necessary also to reduce the frequency and duration of the occurrences that generated stops and/or reduction of production rhythm. In 2012, the increase of the operating stability allowed us to raise our pulp production by 115 thousand tons compared to the previous year, increasing the production average without exceeding the process limits, as well as reducing the specific consumption of the main inputs: wood, chemical and energy.

Logistics

Delivery of Wood to Our Pulp Mills

Our forests are located an average distance of 163 kilometers from our pulp mills. We transport wood to our mills by truck, rail and sea barge. The trucks and sea barges are owned and operated by independent contractors who transport wood from our forests to our production facilities. In 2012, we transported approximately 16 million cubic meters of wood to our mills, approximately 84% by truck, 14% by sea barge and 2% by rail. Although the percentage of wood transported by sea barge and rail was relatively low, by using these transportation methods, we were able to reduce the logistics costs of our Aracruz and Jacareí mills. Transportation of wood to the mills represents a large portion of our pulp production costs, and reductions in our transportation logistics and costs are priorities for us.

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

Delivery of Pulp from our Mills to the Ports

The pulp produced in our mills is handled and carried according to the strictest standards of quality and stored in warehouses designed especially for pulp — all operated by first-class logistic companies.

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

Aracruz mill

Aracruz’s pulp production is destined to exports mainly. It has one of the most optimized pulp logistic setup between mill and port in the world as this mill is 3 kilometers far from the port of Portocel which provides operating reliability and competitive logistic costs. The pulp transportation between pulp mill and port is made by special trucks to optimize costs and guarantee bales quality.

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

Port Operations

The major part of our pulp produced for export is delivered to our customers via ocean-going vessels based on long term contract with ship-owners. In view of a growing pulp market in South America, in October 2010, we signed a 25-year contract with a South Korean company, STX Pan Ocean, to optimize our international logistics and to guarantee operational stability and competitiveness. In November, Fibria operated its first of 20 ships under the logistics partnership with STX Pan Ocean. The Arborella vessel left Portocel in Aracruz (Espírito Santo State) with a record shipment of 53 thousand tons for the United States. The arrival of this first shipment marks the beginning of Fibria’s partnership with the South Korean company whose main goal is to ensure regular shipments with high quality and ocean freight control.

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

Portocel

The pulp produced for export at the Aracruz and Veracel pulp mills is shipped out of the Port of Barra do Riacho (Portocel), which is located approximately 3 kilometers from Aracruz and 260 nautical miles from Veracel’s barge terminal. This port is a modern facility that has the capacity to handle approximately 10 million metric tons of pulp and wood per year. Warehouse facilities at Portocel are capable of storing approximately 220 thousand metric tons of pulp (static storage).

We own 51% of Portocel, the company that operates the port terminal of Aracruz. The remaining 49% of Portocel is owned by Cenibra, another pulp manufacturer and one of our competitors.

Delivery of Pulp from the Port to our Customers

The major part of our sales to the final customer is delivered out of our overseas terminals in the United States, Europe, Mediterranean and East Asia. Again at this point, Fibria is very committed to customers requirements, cost advantage and environmental impacts when choosing the right option among the different modals of transportation: rail, truck, barges and coasters.

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

Despite the company promote control over compliance with the requirements of the legal standards applicable to its activity, it does not accrue costs related to your care, for lack of specific policy toward the environmental area.

Insurance

We maintain fully comprehensive insurance with leading insurers to cover property damage and business interruption risk, as well as in respect of international and domestic transportation. Our property insurance policy has maximum risk coverage of R$3,075 million, which we believe offers more than sufficient coverage for our current assets.

We do not maintain insurance coverage against fire, disease and other risks to our forests. There is a fire and disease risk associated with our forestry activities, however, we believe the total damage would be mitigated by our risk management procedures and the fact that our individual forests are not close to each other, thereby eliminating any risk that a fire or disease could spread easily to any other of our forests. We have taken various steps to prevent fires from occurring in our forests, including the maintenance of fire observation towers, a fleet of fire engines and teams of fire-fighting personnel, which we believe are safe and cost-effective methods of fire prevention. In each of the past three years, the forest fires we have experienced have not resulted in material damage to our total planted area. Given the natural protection afforded by the spread out locations of our forests, we do not believe that insuring our forests would be cost-effective.

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

C.                                    Organizational Structure

The chart below shows our organizational structure as of December 31, 2012 (% of total capital).

Our operations are conducted by Fibria Celulose S.A. as the controlling and principal operating company. Although being a stand-alone company, we are a jointly controlled entity of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services. See “Item 4. Information on Fibria — A. History and Development of Fibria — Our Ownership Structure.”

Among the subsidiaries presented in the chart above we highlight:

•                  Fibria-MS Celulose Sul Mato Grossense Ltda: a wholly-owned subsidiary established for Três Lagoas mill operations.

•                  Portocel Term. Esp BR S.A.: a port terminal from where we export Aracruz and Veracel pulp production. It is a joint venture between us (51%) and Cenibra - Celulose Nipo-Brasileira (49%).

•                  Veracel Celulose S.A.: a joint venture between us (50%) and Stora Enso (50%) where we have the Veracel Unit operations.

•                  Fibria Trading International Commercial and Servicing Limited Liability Company or Fibria Trading International KFT in its abbreviated form (located in Hungary and its representative office located in Hong Kong and its subsidiary — Fibria Europe S.A. — located in Switzerland) and Fibria Celulose (USA) Inc (located in Miami): subsidiaries established for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America.

•                  Fibria Overseas Finance Ltd (Cayman) and Voto IV: established in order to facilitate access to the international financial markets. Fibria Overseas was the issuer of Fibria Notes 2019, 2020 and 2021 and Voto IV was the issuer of Voto IV notes in 2005.

•                  As final part of the process to simplify our organizational structure, Newark Financial Inc., in British Virgin Islands, was dissolved on June 14, 2012.

•                  With an initial investment of U.S.$20 million, Fibria acquired approximately 6% of Ensyn voting shares and agreed to set up an equally-owned joint venture to be incorporated in Delaware for future investments in the production of liquid fuels and chemicals from biomass in Brazil.

D.            Property, Plant and Equipment

Overview

Our principal executive offices are located in the State of São Paulo, where we concentrate our financial, administrative and trading functions.

Aracruz Unit

The Aracruz Unit is our principal pulp mill. This is located in the State of Espírito Santo and is the largest bleached hardwood kraft market pulp production facility in the world. We acquired it as part of the Aracruz Acquisition. It has three production lines: Fiberline A, Fiberline B and Fiberline C. Its nominal production capacity is approximately 2.30 million metric tons of market pulp. Its area totaled 345,999 hectares at the end of 2012, of which 195,914 hectares was eucalyptus plantation, 121,710 hectares was covered with natural preserved ecosystems (preservation area), and 28,376 hectares had other uses. The Aracruz Unit is located approximately three kilometers from the port facilities at Aracruz (Portocel), of which we own 51%.

Jacareí Unit

The Jacareí Unit is located in the State of São Paulo and has a nominal production capacity of approximately 1.1 million metric tons of market pulp. Its area totaled 161,115 hectares at the end of 2012, of which 86,738 hectares was eucalyptus plantation, 64,126 hectares was covered with natural preserved ecosystems (preservation area), and 10,250 hectares had other uses. The pulp produced at the Jacareí Unit is transported by rail to the port of Santos which is 150 km distant from the unit.

Três Lagoas Unit

The Três Lagoas Unit began commercial operations in March 2009 and is the largest single line pulp production facility in the world with a production capacity of 1.3 million metric tons of market pulp. This unit is located in the State of Mato Grosso do Sul. At year end 2012, the Três Lagoas unit’s area totaled 347,512 hectares of which 228,410 was eucalyptus plantation, 99,855 hectares was covered with natural preserved ecosystems (preservation area), and 19,246 hectares had other uses. Três Lagoas’ pulp production is transported by rail to the port of Santos which is 788 km distant from the unit.

Veracel Unit

We have a 50% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1.1 million metric tons market pulp. The pulp produced in the Veracel unit is transported to Portocel, located an average distance of 541 km from Portocel.

The following table sets forth the distance between our forests (including the transport of pulpwood purchased in the market) and our mills, the distance of these mills to the port of embarkation, and the nominal capacity of each mill at December 31, 2012:

Facility	Distance from forest or pulp mill	Distance to port of Santos	Distance to port of Portocel	Pulp capacity (tons/year)
Aracruz	208 km	—	3 km	2,300,000
Veracel (50%)	54 km	—	541 km	550,000
Três Lagoas	76 km	788 km	—	1,300,000
Jacareí	225 km	150 km	—	1,100,000

Eucalyptus forests

Currently, we obtain the majority of our wood from 563 thousand hectares of forest plantation from a total of 970 (São Paulo, Rio de Janeiro, Espírito Santo, Bahia, Mato Grosso do Sul and Minas Gerais, not considering forest partnership areas, the forest base linked to the sale of forest assets in Southern Bahia State and Losango). While we have enough wood to fulfill our needs, from time to time and when the terms are attractive we purchase wood from unrelated third parties to be used in our pulp mills.

As of December 31, 2012, we also had over 2.200 forest partners with tracts of forest cultivation (mostly in Espírito Santo, Bahia, Rio Grande do Sul and São Paulo state), and another 272 thousand hectares of land linked to leasing contracts, making our wood supplies relatively dispersed. Our forests are located an average distance of 163 kilometers from our pulp mills. Brazilian forest legislation requires that private properties have at least 20% of the area kept for conservation of native ecosystems, fragments of wild life or natural restored forest area (through planting of indigenous species). Of our own forests, approximately 58% are eucalyptus forest plantation, while 35% is conservation forest and the remaining 7% has other uses.

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

In 2012 as part of our reforestation efforts, we planted approximately 80 thousand hectares of eucalyptus in order to maintain our mills wood supply and pulp production. The harvested eucalyptus forests yielded between 28 and 40 cubic meters of wood per hectare per year that is an average of 186 vm³/ha/year at around 6 years harvesting age. Our forest productivity reflects the excellent climate and soil conditions for growing eucalyptus trees in all Brazilian states, with enough incidences of both sunlight and rainfall.

In 2012, we operated four nurseries and produced over 79 million plants (rooted cuttings/seedlings) at our nurseries, all of which were planted in our forests or supplied to the Forest Savings Program. To develop our eucalyptus forests, we select trees after precise genetic field trials, elite selected trees are cloned (cultivars) and then they are multiplied in large scale by vegetative propagation process (rooted cuttings). Vegetative propagation allows us to plant trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” branches. Greater tree standardization provided by cloning also permits us to increase mechanization in tree harvesting, logging, and mill transportation, making it easier to adjust equipment and machinery to topographical conditions.

We continue to review our efforts at community relations and the common good, as part of our contribution to social and economic development. For example, we invited our neighbors again to join the Forestry Savings Program that is an opportunity to have a share of the forest benefits as to diversify their production chain and to increase their property income in a partnership project. As of December 31, 2012, local farmers, mostly small properties, had already planted 4 thousand hectares (including Veracel) of forests with our support.

Expansion

Future expansion plans will depend on global market conditions. Possible expansion projects include the expansion of three existing mills as follows: Três Lagoas II which represents an additional capacity of 1.5 million metric tons of market pulp; Veracel II with a nominal capacity of 1.5 million metric tons (50% Fibria and 50% Stora Enso) and a 1.5 million metric tons additional capacity from a fourth line in the Aracruz Unit.

We continue investing in the development of the Três Lagoas II forest base. The combination of land acquisition and leasing aims at maintaining competitive cash cost for the project, chiefly through a low forest-to-mill average distance. The expansion of the Três Lagoas Unit is one of the projects intended to maintain our global leadership in terms of scale and low production cost in the market pulp industry. As of December 31, 2012, we were prepared with regard to the forest base necessary to the project. However, due to an uncertain global economic environment and the number of pulp projects announced to reach the market in the next years and in view of our goal of generate value to our shareholders, the recommendation to execute the project will be submitted to our Board of Directors whenever market and financial prospects improve.

Ensyn

In line with our strategy of complementing the pulp business and exploring opportunities within the value chain of the forestry industry, Fibria announced in October 2012 the establishment of an alliance with Ensyn Corporation (“Ensyn”), a private company incorporated in Delaware, USA.

Ensyn has developed the commercially-proven Rapid Thermal Processing™ (“RTP”) technology, which converts wood and other non-food biomass into renewable liquid fuels and chemicals. Ensyn’s key renewable liquid fuel, Renewable Fuel Oil™ (“RFO”), is a multi-purpose petroleum replacement fuel with uses including heating, conversion to transportation fuels and power generation in diesel engines.

With an initial investment of U.S.$20 million, Fibria acquired approximately 6% of Ensyn voting shares and agreed to set up an equally-owned joint venture to be incorporated in Delaware for future investments in the production of liquid fuels and chemicals from biomass in Brazil.

The alliance also provides Fibria with the option to raise its participation up to 9% by an additional contribution of U.S.$10 million, which must be exercised before Ensyn’s IPO, planned for 2013.

ITEM 4A. UNRESOLVED STAFF COMMENTS

We have no outstanding unresolved comments from the Staff of the SEC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes as of December 31, 2012, 2011, and 2010 included in this annual report that have been prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), as well as with the information presented under “Presentation of Financial and OtherData” and “Selected Financial Data”.

The following discussion should be read in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report and in conjunction with the financial information included under “Item 3. Key Information — A. Selected Financial Data.” This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3. — Key Information — D. Risk Factors” and the matters set forth in this annual report generally.

Overview

We are the world’s largest producer of market pulp, according to Hawkins Wright and the PPPC, with an aggregate pulp production capacity of approximately 5.25 million tons of eucalyptus pulp per year. We believe that we are one of the lowest-cost producers of BEKP in the world, primarily due to our economies of scale, our state-of-the-art and strategically located production facilities, the short harvest cycle of our trees and our use of high-end technology in our operations. During the first half of 2009, we acquired control of Aracruz and have fully consolidated the results of operations of Aracruz into our consolidated financial statements as from January 1, 2009. In September 2009, we adopted the trademark “Fibria” for our pulp and paper operations.

Factors Affecting our Results of Operations

Our results of operations have been influenced by the disposition of other pulp and paper assets during the three-year period ended December 31, 2012 (Conpacel, KSR and Piracicaba). In addition, our results of operations for the years ended December 31, 2012, 2011 and 2010 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•                  the expansion or contraction of global production capacity for the products that we sell and the growth rate of the global economy;

•                  fluctuations in the international market prices of our products, which are denominated in, or referenced to, the U.S. Dollar, and which could significantly affect our net revenues;

•                  the rate of growth of the global and Brazilian GDP, which affects demand for our products and, consequently, our sales volume;

•                  our capacity utilization rates, which significantly affect the cost of producing our products and may lead to impairment of our assets;

•                  the results of operations of those companies in which we have or had non-controlling equity interests or shared equity control, such as Veracel, a portion of which are or were consolidated into our results of operations as required by IFRS;

•                  changes in the Real/U.S. Dollar exchange rate, including the depreciation of the Real against the U.S. Dollar by 8.2% in 2012, 11.2% in 2011, and an appreciation of 4.5% in 2010, which have affected (1) the amounts as expressed in Reais of our net revenues, our cost of sales and some of our operating and other expenses that are denominated in or linked to U.S. Dollars and (2) our net financial expenses as a result of our U.S. Dollar-denominated liabilities that require us to make principal and interest payments in U.S. Dollars;

•                  the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the LIBOR rate, which affects our interest expense on our U.S. Dollar-denominated floating rate debt, and fluctuations in the CDI rate, which affects our interest expense on our real-denominated floating rate debt;

•                  inflation rates in Brazil, which were 5.8% in 2012, 6.5% in 2011, and 5.9% in 2010 as measured by the IPCA, and the effects of inflation (deflation) on our operating expenses denominated in Reais and our Real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•                  changes in accounting policies and the Brazilian Corporation Law, as discussed elsewhere herein.

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

World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand. Over the last three years, BEKP average list prices in North America, Europe and Asia have fluctuated from U.S.$880, U.S.$848 and U.S.$788 per ton, respectively, in 2010 to U.S.$871, U.S.$821 and U.S.$703 per ton in 2011. For the year ended December 31, 2012, BEKP average list prices in North America, Europe and Asia were U.S.$ 831, U.S.$777 and U.S.$668 per ton, respectively.

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

The table below shows the Brazilian National Consumer Inflation Index (IPCA), appreciation (depreciation) of the Real against the U.S. Dollar and the period-end exchange rate and average exchange rates for the periods shown:

	2012		2011		2010		2009		2008
Inflation (IPCA)	5.8%		6.5%		5.9%		4.2%		5.9%
Appreciation (depreciation) of the Real vs. U.S. Dollar (year on year)	8.2%		(11.2)%		4.5%		34.2%		(24.2)%
Year/period-end exchange rate—U.S.$ 1.00	R$	2.04	R$	1.88	R$	1.66	R$	1.74	R$	2.34
Average (daily-weighted) exchange rate(1) U.S.$ 1.00	R$	1.95	R$	1.67	R$	1.76	R$	1.99	R$	1.83

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

Our consolidated U.S. Dollar-denominated indebtedness represented 93.0% (including currency swaps) of our outstanding indebtedness as of December 31, 2012. As a result, when the Real appreciates against the U.S. Dollar:

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

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2012, our total outstanding indebtedness on a consolidated basis was R$10,768 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial results consist of interest expense, exchange variations of U.S. Dollar- and other foreign currency-denominated assets and liabilities, derivative losses or gains, and other items as set forth in Note 31 to our 2012 consolidated financial statements. In 2012, we recorded total net financial expense of R$1,696 million, which mainly consisted of R$944 million of interest on loans and financings and R$735 million of foreign exchange loss on loans and financings and other assets and liabilities. In 2011, we recorded total net financial expense of R$1,869 million, which mainly consisted of R$873 million of interest on loans and financings and R$936 million of foreign exchange loss on loans and financings and other assets and liabilities. The interest rates that we pay depend on a variety of market factors, including prevailing Brazilian and international interest rates and risk assessments of our Company, our industry and the Brazilian economy made by potential lenders to our Company, potential purchasers of our debt securities and the rating agencies that assess our Company and its debt securities.

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

•                  valuation of derivatives;

•                  income tax and social contribution;

•                  impairment test of goodwill; and

•                   employee benefits;

Revenue recognition

We recognize revenue when: (1) the amounts of revenue can be reliably measured; (2) it is probable that future economic benefits will flow to us; and (3) when specific criteria have been met for each of our sales including transfer of property and transfer of the risk of the product to the client based on the specific “Incoterm” (pre-defined commercial terms published by the International Chamber of Commerce) used and confirmation of available credit by the customer in order for the sale to be consummated. Revenue is the net sum of sales, after tax deductions, discounts and sales returns.

(i)                                     Pulp - domestic market - sales are mainly made on credit, payable in 30 to 40 days. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or on its own premises.

(ii)                                  Pulp - export market - export orders are normally supplied from third party warehouses located near strategic markets. Revenue is recognized when the risk of ownership of the pulp has been transferred to the client in accordance with the specific terms of the transaction. Export sale agreements generally establish transfer of risk based on Incoterms (2010) and the moment of transfer of risk as per the corresponding Incoterm is the moment on which revenue is recognized.

Prior to the Conpacel, KSR and Piracicaba sales we operated in the paper segment and recognized sales from this segment as follows:

(i)                                     Paper - domestic market - sales were made at sight or on credit (usually payable in 30, 60 or 90 days). Revenue recognition is consistent to the criteria that the Company applies for the pulp sale in the domestic market.

(ii)                                  Paper - export market - export orders were normally supplied from own or third party warehouses located near strategic markets. Revenue is recognized when the products are delivered to the carrier and risk and benefits transferred to the customer.

Review of the useful lives and recoverability of long lived assets

We reviewed our long-lived assets to be held and used in our activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount. During the year ended December 31, 2012 we performed an impairment test of long lived assets, as described in Note 36 to our 2012 consolidated financial statements.

Biological Assets

Biological assets are measured at their fair value, net of estimated costs to sell. Depletion is calculated based on the total volume expected to be harvested.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately six years.

Fair value is determined using the discounted cash flow method, taking into consideration the volume of wood, segregated by plantation year, measured at the sales price of standing timber. The average sales price was estimated based on local market prices based on research of actual transactions, adjusted to reflect the forest price. The volumes used in the valuation are consistent with the annual average harvest for each region. The main assumptions used by the Company to determine the fair value of its biological assets are described in Note 18 to our 2012 consolidated financial statements.

We have a policy of carrying out semi-annual appraisals of the fair value of these assets.

Business combinations and goodwill

The acquisition method is used to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement.

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling interest in the company acquired is valued at the fair value of the total net identifiable assets or at the proportionate share of the fair value of such net identifiable assets. The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and, if the acquisition cost is lower than such fair value, the difference is recorded as a bargain purchase gain in the statement of operations on the acquisition date.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Contingent Assets, Liabilities and Legal Obligations

The accounting practices for the accounting and disclosure of contingent assets, contingent liabilities and legal obligations are as follows: (1) contingent assets are recognized only when there is evidence that realization is virtually certain, or favorable, final and unappealable court decisions have been obtained. Contingent assets with probable success are only disclosed in the notes to the financial statements; (2) contingent liabilities are provisioned to the extent that we expect that is probable that we will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable, and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provisioned based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed; and (c) legal obligations are accounted for as payables. As discussed in Note 24 to our 2012 consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 included elsewhere in this annual report, we are party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against potential unfavorable outcome of claims in progress are established and updated based on management’s evaluation, as supported by external legal counsel. In addition, we have tax and civil claims arising in the normal course of business that are assessed as possible losses, as supported by external legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims.

Valuation of Derivatives

For derivative financial instruments, we make assumptions based on market observable data as to future foreign exchange and interest rates to recognize the fair value of each instrument. Derivative financial instruments are initially recognized at fair value on the date the derivative contract is entered and are subsequently remeasured at fair value. Changes in fair value are recorded in the statement of operations. The fair value of derivative financial instruments that are not traded in an active market is determined by using marketable valuation methodologies.

The fair value of derivative financial instruments may differ from the Mark-to-Market (MtM) amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. Management believes that amounts obtained for those agreements, in accordance with the methods described below, reliably reflect fair values. The amounts estimated by management are also compared with the MtM provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

The methods used for the measurement of the fair value of the derivative financial instruments used by us consider methodologies commonly used in the market and which are based on widely tested theoretical bases. A summary of the methodologies used for fair value determination purposes by instrument is presented in our consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 included elsewhere in this annual report.

Income tax and social contribution

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not recognized for if it arises from initial recognition of an asset or liability in a transaction that is not a business combination and that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities and where there is an intention to settle the balances on a net basis.

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

We performed an impairment test as of December 31, 2012 and did not recognize any loss as of such date. Goodwill allocated to such groups of CGUs amounted to R$4,231 million as of December 31, 2012.

In measuring the value in use, we used discounted cash flows. A ten year period cash flow has been considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC rate less the estimate of Brazilian GDP growth. The ten year period was defined considering that Management believes that global pulp price can be affected by several factors which generally are identified in periods longer than the production cycle of forest of approximately six years.

The main assumptions used in determining value in use at December 31, 2012, are as follows:

Assumptions

Minimum and maximum exchange rate in the period	R$ 2.02
Average gross margin(1)	43.5%
Discount rate - WACC (gross and net from tax credits)	7.14% - 6.45%

(1) Gross margin was calculated excluding non cash items such as depreciation, depletion and amortization.

Management determined the gross margin based on past performance and on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

Employee benefits

The accounting practices of employee benefits are as follows:

(a)         Pension obligation: we participate in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, classified as defined contribution plans. It consists in a pension plan under which we pay fixed contributions to a separate entity and have no legal liabilities for making additional contributions if the fund does not have sufficient assets to honor the benefits related to employee service for the current and previous period. Contributions represent net costs and are recorded in the statement of operations in the period in which they are due. The amount of contributions for the year ended December 31, 2012 was R$8.5 million (R$8.8 million as of December 31, 2011 and R$6.9 million as of December 31, 2010) as disclosed in the Note 28 (b) of our consolidated financial statements included elsewhere in this annual report.

(b)         Health care (post-retirement): some of our companies used to provide post-retirement health care benefits to their employees. This policy established a lifetime benefits concession to a determined group of employees. This benefit has been discontinued for over five years, hence the plan is no longer available to new participants since July 2007. The liability related to the health care plan for retired employees is stated at the present value of the obligation, in the amount of R$60.4 million as of December 31, 2012 (R$55.7 million as of December 31, 2011). The defined benefit obligation is estimated annually by independent qualified actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow, utilizing the discount rate disclosed in the Note 28(c) of our consolidated financial statements included elsewhere in this annual report.

(c)          Profit-sharing and bonus plans: we recognize a liability and an expense for bonuses and profit-sharing in the statement of operations. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded in the statement of profit or loss. The amount recorded as expenses for the year ended December 31, 2012 was R$56.4 million (R$64.5 million as of December 31, 2011 and R$50 million December 31, 2010).

(d)         Share-based compensation: we offer a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving therefore the issue and/or delivery of shares for purposes of the plan. Our CEO and executive officers are eligible for the plan. The obligations are recorded as a provision for amounts payable to the officers, with a corresponding entry to the statement of profit or loss, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period. Details regarding of this compensation plan are detailed in Note 29 of our consolidated financial statements included elsewhere in this annual report.

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

Administrative expenses

The principal components of our administrative expenses are personnel, third-party services (including the cost of external advisers and auditors), and depreciation and amortization, among other things. Administrative expenses are mainly denominated in Brazilian Reais.

Other net operating income (expenses)

Other net operating income (expenses) are largely comprised of the change in fair value of biological assets, allowance for doubtful accounts, program of variable compensation to employees, and others, as capital gain of IPI tax credit (in 2012) and disposal of Piracicaba unit (in 2011).

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

A.                                    Operating Results

Results of operations

The following table sets forth certain items derived from our statements of operations and comprehensive income (loss) for the years indicated:

(in thousands of Reais, unless otherwise indicated)	2012	2011	2010

Continuing operations

Net revenues	6,174,373	5,854,300	6,283,387
Cost of sales	(5,237,258)	(5,124,269)	(4,694,659)

Gross profit	937,115	730,031	1,588,728

Operating income (expenses)
Selling expenses	(298,052)	(294,928)	(281,428)
General and administrative	(286,002)	(310,425)	(312,316)
Equity in losses of affiliates, net	(592)	(414)	(7,328)
Other operating income (expenses), net	354,026	253,395	(7,499)

	(230,620)	(352,372)	(608,571)

Income before financial income and expenses	706,495	377,659	980,157

Financial income	167,646	217,000	374,426
Financial expenses	(944,405)	(873,005)	(1,192,532)
Result of derivative financial instruments	(184,465)	(276,877)	152,284
Foreign exchange gain (loss) and indexation	(735,001)	(935,789)	301,604

	(1,696,225)	(1,868,671)	(364,218)

Income (loss) from continuing operations before taxes on income	(989,730)	(1,491,012)	615,939

Taxes on income
Current	(42,167)	67,835	59,627
Deferred	333,927	314,408	(146,924)

Net income (loss) from continuing operations	(697,970)	(1,108,769)	528,642

Discontinued operations
Net income from discontinued operations	—	240,655	74,512

Net income (loss)	(697,970)	(868,114)	603,154

Attributable to
Shareholders of the Company - continuing operations	(704,706)	(1,113,277)	524,134
Shareholders of the Company - discontinued operations	—	240,655	74,512
Non-controlling interest	6,736	4,508	4,508

Net income (loss)	(697,970)	(868,114)	603,154

Basic and diluted earnings (loss) per share - continuing operations (in Reais)	(1.34)	(2.38)	1.12

Basic and diluted earnings per share - discontinued operations (in Reais)	—	0.51	0.15

The following table sets forth our volume sold and net operating revenue by type of product:

	2012	2011	2010
Pulp:
Volumes (in thousands of tons)
Domestic	531	508	424
Export	4,826	4,633	4,485
Total	5,357	5,141	4,909

Net operating revenue (in millions of R$)
Domestic	508	486	484
Export	5,598	4,981	5,368
Subtotal	6,106	5,467	5,852
Services, allocated on pulp segment	68	63	58
Total pulp	6,174	5,530	5,910

Average prices (in R$ per ton)	1,140	1,063	1,192

Paper:
Volumes (in thousands of tons)	—
Domestic	—	88	113
Export net	—	12	8
Total	—	100	121

Net operating revenue (in millions of R$)
Domestic	—	296	351
Export	—	28	22
Total	—	324	373

Average prices (in R$ per ton)	—	3,230	3,083

Combined:
Volumes (in thousands of tons)
Domestic	531	596	536
Export	4,826	4,645	4,493
Total	5,357	5,241	5,030

Net operating revenue (in millions of R$)
Domestic	508	782	835
Export	5,598	5,009	5,390
Services	68	63	58
Total	6,174	5,854	6,283

The discussion below is based on our consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

Year ended December 31, 2012 compared to year ended December 31, 2011

Introduction

Fibria’s 2012 results were directly influenced by the Company’s good performance in 4Q12. Highlights included record production and sales volumes, stable cash cost, free cash flow generation and net debt at its lowest since the incorporation of Fibria. Throughout the year, the world economic scenario was marked by uncertainties that brought challenges to the pulp industry. However, market fundamentals were consistent, with pulp demand from emerging markets driving growth, especially with new tissue paper machines in China that kept inventories balanced. These factors helped the recovery of hardwood pulp prices, which opened the year at U.S.$652/t and closed it at U.S.$776/t (PIX/FOEX BHKP Europe index), up 19%. The dollar’s average appreciation of 17% in 2012 also pushed a greater cash flow due to Fibria’s predominantly export-oriented business.

At the close of 2012, gross debt stood at R$10,768 million, 5% lower than in 2011, partially absorbed by the closing dollar’s 9% appreciation in the year. Including the receipt of the first payment from the Losango sale in the amount of R$470 million in 4Q12, Fibria closed the year with a cash position of R$3,023 million, thereby reducing net debt to R$7,745 million or 18% as compared to 2011 — the lowest it has been since Fibria’s founding. In 2012, Fibria generated R$2.9 billion from liquidity events with (i) the sale of non-strategic assets such as lands and forest assets in Bahia and the Losango sale; (ii) an equity offering; and (iii) operating free cash flow generation. These events contributed to the drop in the Net Debt/EBITDA indicator to 3.4x, as compared to 4.8x in 2011, demonstrating Fibria’s efforts to reduce its leverage and achieve investment grade from ratings agencies.

Net Revenues

Our net revenues increased by 5.5% to R$6,174 million in 2012 from R$5,854 million in 2011, due to the 4% rise in sales volume and the 7% higher average net pulp price in reais, in turn due to the dollar’s 17% appreciation in the period. These effects offset the absence of R$324 million in revenues from the paper business in 2011, with the Piracicaba Unit sold in September of that year. The increase of average price is described in Item 5. Operating and Financial Review and Prospects — Effects of Fluctuations in Pulp Price.

In 2012, pulp sales volume increased by 4.2% to 5,357 kilotons from 5,141 kilotons in 2011, mainly due to Asia’s strong performance during 2012, corresponding to an increase of 11% of sales volume in 2012 in comparison to 2011 (2012: 1,300 kilotons — 2011: 1,171 kilotons).

Exports of pulp constituted 91.7% of our pulp net revenue and 90.1% of our pulp sales volume in 2012, compared to 91.1% and 90.1%, respectively, in 2011.

In 2012, 41% of our total sales volume was delivered to Europe, 25% to North America and 24% to Asia, as compared to 42%, 25% and 23%, respectively, in 2011. Discounts are frequently granted to our significant customers located in Europe and North America. In 2012, discounts totaled R$895 million as compared to R$761 million in 2011. This increase is consistent with the increase in revenues recognized in 2011.

Cost of Sales

Cost of sales increased by 2.2% to R$5,237 million in 2012 from R$5,124 million in 2011, substantially as a result of (1) the 4.2% increase in pulp sales volume and (2) the average dollar’s appreciation against the real. The cash cost of pulp production is one of the main components of our cost of sales. The largest components of cash cost were, by order of magnitude, wood, chemicals, maintenance, fuel and personnel, which represented approximately 43%, 22%, 14%, 10%, and 6%, respectively. There were no significant changes in the composition of cash cost as compared to 2011.

In 2012, our pulp cash cost per ton was R$473, an increase of 0.4% as compared to 2011, of R$471 per ton, primarily as result of (1) the average dollar’s appreciation against the real of 17% and (2) an increase in prices of our raw materials, offset mainly by the lower consumption of raw materials and operational stability. It should be noted that the annual increase in cash cost was less than the 5.8% Brazilian inflation in the period, in line with the Company’s target.

As a result of the combined effects of the increase in our net revenues, our gross profit increased by 28.4% to R$937 million in 2012 from R$730 million during 2011. Our gross margin increased to 15.2% in 2012 from 12.5% in 2011.

Selling Expenses

Selling expenses remained relatively stable in 2012 (R$ 298 million) as compared to 2011 (R$ 295 million) as (i) the 4.2% increase in our total sales volumes and the dollar’s 17% appreciation which contributed to the increase of the commercial expenses of R$20 million (which includes handling expenses, storage, transportation expenses and sales commissions) was partially offset by the (ii) reversal of R$3 million of allowance for doubtful accounts and write off of R$11 million considered as uncollected in the year. As a percentage of our net revenue, our selling expenses decreased to 4.8% in 2012 from 5.0% in 2011.

General and Administrative Expenses

General and administrative expenses decreased by 7.7% to R$286 million in 2012 from R$310 million in 2011. This result is mainly explained by expenses with indemnifications and charges incurred in 2011 as part of the organizational restructuring process, in addition to the reduction in third party services and travel in 2012. As a percentage of our net revenue, our general and administrative expenses decreased to 4.6% in 2012 from 5.3% in 2011.

Equity in Losses of Affiliates

Equity in losses of affiliates was a loss of R$0.6 million in 2012, compared to a loss of R$0.4 million in 2011, as a result of a non-controlling investment in Bahia Produtos de Madeira S.A.

Other Operating Income (Expenses), Net

We recorded other operating income, net of R$354 million in 2012 compared to other operating expense, net of R$253 million during 2011. This change is primarily the result of (1) a R$152 million increase in the fair value of biological assets which went from R$146 million in 2011 to R$298 million in 2012. In addition, in 2012, the tax credit (Crédito-Prêmio IPI) in the amount of R$93 million partially offset the impact of the sale of the Piracicaba Unit for R$176 million in 2011.

Financial Results

Financial results totaled an expense of R$1,696 million in 2012, compared to R$1,869 million in 2011, primarily due to:

•                  Financial income: Financial income decreased to R$168 million in 2012 from R$217 million in 2011, primarily as a result of reduced average return on investments due to the decline in the CDI rate (Dec/2011: 11.60% p.a. | Dec/2012: 8.40% p.a.).

•                  Financial expenses: Financial expenses increased to R$944 million in 2012 from R$873 million during 2011, due to (1) a 3.3% increase in interest on loans and financing; R$150 million of expense related to financial charges in the partial repurchase of Eurobond “Fibria 2020”; (3) decrease of R$12 million in loan commissions and absence in 2012 of appropriation of interest-acquisition of Aracruz shares.

•                  Foreign exchange gain (loss). Foreign exchange losses were R$735 million in 2012, compared to R$936 million in 2011. This result is mainly explained by the reduction of the amount of debt denominated in U.S. Dollars (as part of the Company’s strategy to reduce total indebtedness). Additionally, the U.S Dollar appreciated 8% in 2012 as compared to 11% depreciation in 2011.

Taxes on Income

Brazilian corporate statutory income tax and social contribution rate is 34%. The effective tax rate applicable to our income before tax and social contribution was 29.5% and 25.6% for the years ended December 31, 2012 and 2011, respectively. Our effective rates were lower than the nominal statutory rate mainly due to a benefit resulting from reduced tax rates (compared to the rates in Brazil) in our foreign subsidiaries.

The increase in the effective rate from 25.6% in 2011 to 29.5% in 2012 was mainly due to losses recorded in foreign subsidiaries, in turn as a result of lower tax loss carryforward.

Non-controlling Interest

There were no significant changes at “Non-controlling interest” in 2012 when compared to 2011.

Loss/Net Income

As a result of the foregoing, we presented a loss of R$698 million in 2012, as compared to a loss of R$868 million in 2011. As a percentage of net revenue, loss was 11.3% in 2012, as compared to 14.8% in 2011.

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

Foreign exchange gain (loss) and indexation. Foreign exchange losses were R$936 million in 2011, compared to income R$302 million in 2010, and losses of derivatives financial instruments were R$277 million, compared to income of R$152 million in 2010, primarily due to the 12.6% appreciation and 4.5% depreciation of the U.S. dollar against the Real in 2011 and 2010, respectively. Our U.S. Dollar derivative position had a notional of U.S.$1,084 million as of December 31, 2011 compared to a notional of U.S.$737 million as of December 31, 2010.

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

Our material cash requirements include the following:

•                  working capital;

•                  our debt service; and

•                  capital expenditures.

Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or a wholly owned subsidiary, borrow funds by offering the guarantee of export contracts (see Note 23 to our 2012 consolidated financial statements) or capital expenditures acquisition financing programs offered by the BNDES, a related party (see Note 16 to our 2012 consolidated financial statements). The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position. We also rely on bonds or notes issued in the international markets by either wholly owned subsidiaries or by Votorantim Group subsidiaries, all mainly domiciled in other countries. See Note 23 to our 2012 consolidated financial statements. Our ability to access long-term funding sources has not been, to-date, significantly affected by the effects of the global financial crisis, although the maturities and costs could be increased for this reason.

As of December 31, 2012 and 2011, our cash and cash equivalents and our marketable securities were R$ 3,296 and R$2,060 million, respectively. Of our cash and cash equivalents and marketable securities held as of December 31, 2012, 59.8% was denominated in Reais invested in both public and private assets.

The fair value of derivative financial instruments was negative R$273 million as of December 31, 2012.

At December 31, 2012, we had R$198 million in deposits and investments with our affiliate, Banco Votorantim S.A, compared to R$176 million at December 31, 2011. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and Note 16(a) to our 2012 consolidated financial statements.

At December 31, 2012, our balance sheet presented a positive working capital balance (including our cash and cash equivalents, marketable securities, current loans and financings and derivative instruments) of R$3,771 million compared to R$3,335 million at year-end 2011. We do not expect to have any difficulty in meeting our short-term obligations since our current assets as of December 31, 2012 was equivalent to 2.5 times ourcurrent liabilities. Additionally we believe that we will be able to access either capital or banking markets, if necessary.

It is our debt strategy over the next few years to use a substantial portion of our consolidated cash flow to pay principal and interest with respect to our indebtedness. In addition, we are active on liability management initiatives to reduce the cost of our debt whenever there are market opportunities.

Sources of funds

Our cash flow from operations, investing activities and financing activities are affected by various factors. The key factors that affect our cash flow from operations are (i) the volume of product sold and the market price of pulp, (ii) the exchange rate between Brazilian Reais and U.S. Dollars and (iii) the cost of our raw materials. Investing activities are mainly affected by (i) our capital expenditure program and (ii) our decision to divest some of our long-lived assets. Finally our cash flow from financing activities depends on the level of new debt we have incurred and on the repayment of existing debt.

Operating Activities

Net cash flow provided by operating activities was R$1,914 million compared to R$1,348 million in 2011 explained by (i) a decrease of 34% in the loss of the period, impacted mainly for an increase of 7.2% in the average net pulp price in Reais and an increase of 4.2% in volume sold and, a decrease of 34.4% on net operating expenses.

Net cash flow provided by operating activities was R$1,348 million in 2011 compared to R$1,696 million in 2010 explained by a decrease of 10.8% in the average pulp price in Reais which more than offset the increase of 4.2% and 4.8% in the cost of goods sold and general and administrative expenses, respectively.

We adopt the indirect cash flow method to report our cash flow statement. See our “Consolidated Statements of Cash Flow” in connection with “Item 5. Operational and Financial Review and Prospects”.

Uses of funds

Investing activities

Net cash flow used in investing activities was R$1,161 million in 2012 and R$728 million in 2011.

In 2012, investing activities for which we used cash primarily consisted of (1) investments of R$1,002 million in property, plant, equipment and forest and (2) R$661 million as net result of marketable securities. In addition, we receive the amount of R$470 million as advance regarding the disposal of assets of Losango Project and R$275 million of proceeds from sale of property, plant and equipment.

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

Financing Activities

Financing activities, which include short-term and long-term secured and unsecured borrowings and debt repayments, generated negative net cash flow of R$258 million in 2012 and R$649 million in 2011.

In 2012, we raised R$864 million, principally financing from export prepayment facilities with financial institutions and international debt capital markets. On April 2012, we completed the issuance of 86 million common shares without par value, through a equity offering of shares, resulting in a net increase of capital of R$1,350 million. During 2011, we repaid R$2,411 million of our outstanding indebtedness.

In 2011, we raised R$2,707 million, principally financing from export prepayment facilities with financial institutions and international debt capital markets. In 2011, we issued Fibria 2021 Notes in the total amount of U.S.$750 million. These funds were the main supporters of our liability management plan. During 2011, we repaid R$3,110 million of our outstanding indebtedness. During the year we also paid dividends of R$264 million.

In 2010, we raised R$6,292 million, principally financing from export pre payment facilities with financial institutions and international debt capital markets. In 2010, we issued Fibria 2020 Notes in the total amount of U.S.$ 750 million. These funds were the main supporters of our liability management plan. During 2010, we used cash and these new financing lines to repay R$6,342 million of our outstanding indebtedness.

Furthermore, we have access to short term and long term trade lines to support any cash needs that could eventually arise.

Cash Flow from Discontinued Operations

In December 2010, we announced the sale of Conpacel and KSR operations for R$ 1.5 billion. These transactions were concluded and proceeds received respectively on January 31 and February 28, 2011. Under IFRS, both operations were considered as discontinued operations for the years ended 2010 and 2009.

Debt

In September 2012, we signed an advanced exchange contract (“ACC”) in the amount of U.S.$105 million (equivalent then to R$ 213 million), maturing in September 2014 with a fixed interest rate of 2.95% p.a.

In the first quarter of 2012, Veracel entered into export prepayment contracts in the amount of U.S.$43 million (equivalents then to R$76 million), with maturity between August 2012 and September 2013 and interest rate between 3.35% and 4.75% p.a.

In February 2012, Veracel early repaid five export prepayment contracts ACC in the amount of U.S.$14 million (equivalent then to R$24 million) which were contracted in September and December 2011 with maturity in March 12, 2012.

In February 2012, Veracel entered into the export prepayment contract, in the amount of U.S.$33 million (equivalent then to R$56 million), with semiannual payment of interest, at 5% p.a. plus LIBOR and a single payment of the principal with maturity in 2017.

The Company also has a bilateral export prepayment agreement maturing in 2014 in the total amount of U.S.$150 million, bearing interest at LIBOR plus 0.78%.

The Company also has a bilateral export prepayment agreement maturing in 2013 in the amount of U.S.$50 million, bearing interest at LIBOR plus 0.80%.

In June 2011, the Company signed advanced exchange contracts in the amount of U.S.$125 million (equivalent then to R$198 million), with maturity in November 2012 and fixed interest rate, in the amounts of U.S.$75 million at 2.05% p.a. and U.S.$50 million at 2.09% p.a. In December we negotiated the maturity of this loan to January 2013.

In May 2011, the Company signed an export prepayment agreement with a syndicate of banks in the amount of U.S.$300 million (equivalent then to R$489 million), bearing quarterly LIBOR plus 1.60% to 1.8% p.a. (depending on the level of leverage and risk rating of the Company), with annual installments of U.S.$15 million in 2012; U.S.$30 million in 2015; U.S.$15 million in 2016; U.S.$90 million in 2018 and U.S.$150 million in 2019.

In January 2011, the Company signed three advanced exchange contracts in the amount of U.S.$50 million each, with a total of U.S.$150 million (equivalent then to R$249 million), with maturity in June 2012 and fixed interest rate at 2.09% p.a. In March 2012, we prepaid, with available resources, U.S.$50 million (equivalent to R$90 million). In September 2012, the Company repaid the remaining contracts in the total amount of US$100 million, equivalent to R$211 million.

In October 2010, we entered into a two bilateral export prepayment agreement in the total principal amount of U.S.$100 million. The loan has a final maturity on October 2018 and it bears interest at a rate of 5.30% per annum payable on a quarterly basis. Principal amortizes on this loan quarterly beginning in October 2016.

In September 2010, Fibria Trading entered into an export prepayment agreement with a syndicate of banks in an aggregate principal amount of U.S.$800 million. We are a guarantor under this facility, which has a final maturity in September 2018 and bears interest at a rate of LIBOR plus 2.33% to 2.75% per annum (such margin is subject to adjustment based on our leverage ratio). Principal amortizes on this loan on a quarterly basis beginning on March 2013 (with a grace period of one year in 2014). The debt service under this loan is secured by certain of our export receivables. In March 2011, we prepaid the amount of U.S.$600 million (equivalent then to R$993 million). As of December 31, 2012, the outstanding principal amount was R$409 million.

In September 2010, we entered into a bilateral export prepayment agreement in an aggregate principal amount of U.S.$250 million. The loan has a final maturity in September 2020 and it bears interest at a rate of LIBOR plus 2.55% per annum payable on a semiannual basis, which can be reduced to 2.3% per annum payable on a semiannual basis. Principal amortizes on this loan semiannually beginning in September 2015.

In March 2010, we entered into a bilateral export prepayment agreement, as amended, with a syndicate of banks in an aggregate principal amount of U.S.$535 million that bears interest at LIBOR plus 2.95% per annum. Principal payments are due from April 2012 through April 2017 in installments to match export shipments. The financings are secured by certain export receivables. In April 2011, we prepaid the amount of U.S.$100 million (equivalent then to R$161 million), getting a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly downpayment). In August 2012, we prepaid the amount of U.S.$100 million (equivalent then to R$202 million) and in December 2012 we prepaid another portion of U.S.$100 million (equivalent then to R$209 million). There were no changes in the interest rates charged.

In August 2009, Fibria-MS entered into a U.S.$182 million export prepayment agreement with two financial institutions, as arrangers, and Finnvera, an Export Credit Agency (ECA), as lender. We are a guarantor under this floating rate facility. The loan bears interest at a rate of LIBOR plus 2.825% to 3.325% per annum (such margin is subject to adjustment based on our leverage ratio). Principal payments are due semi-annually from February 2010 to February 2018. As of December 31, 2012, the outstanding principal amount under this export prepayment facility agreement was R$240 million.

Domestic fixed-rate notes

In September 2012, we entered into an export financing facility (Nota de Crédito à Exportação — NCE) and a related interest swap agreement, for an aggregate principal amount of R$173 million facility together with the related swap agreement matures in 2020 and bears interest of 100% of CDI payable on a semiannually basis. Principal payments are due annually as from September 2017.

In September 2010, we entered into an export financing facility (Nota de Crédito à Exportação — NCE) and a related interest swap agreement, for an aggregate principal amount of R$428 million. The term of the facility and the related swap agreement, is eight years and it bears interest at a rate equivalent to a fixed rate of 5.45% p.a. payable on a quarterly basis. Principal payments are due annually from September 2015 to September 2018.

In December 2009, Fibria entered into an R$73 million financing with Banco do Brasil referring to Fund for the Financing of the Brazilian Midwest Region (Fundo Constitucional de Financiamento do Centro-Oeste — FCO) at 8.5% p.a. fixed rates in Reais(with a discount of 15% in case of compliance with contract obligations). This is a line offered by the government in order to incentivize, through financing, investments on the Central East region of Brazil. This amount will mature from July 2010 through December 2017.

In December 2008, the Company contracted, through its subsidiary Portocel, an NCE with Banco HSBC in the amount of R$94 million (51%), with final maturity in December 2013 and charges of 100% of the CDI.

Voto-Votorantim III

In January 2004, VPar, our ultimate controlling shareholder, formed Voto-Votorantim III, a company based in the Cayman Islands, for the sole purpose of raising funds. Voto-Votorantim III issued U.S.$300 million, 4.25% Bonds due 2014 in the international market. We received 15% of the total amount originally issued, U.S.$45 million, and are the guarantors for this amount. In December 2012, the Company prepaid 100% of the outstanding balance.

Voto-Votorantim IV

On June 24, 2005, we entered into a loan contract with VOTO IV, a jointly controlled entity, which raised U.S.$400 million, at 8.5% p.a., maturing in 2020.

International fixed-rate notes

Fibria 2019 Notes

On October 2009, Fibria Overseas issued U.S.$1 billion aggregate principal amount of its 9.250% Senior Notes due 2019. Fibria is a guarantor of 100% of the obligations under these notes.

Fibria 2020 Notes

In May 2010, through Fibria Overseas Finance Ltd., the Company raised U.S.$750 million (“Fibria 2020”) in the international markets, maturing in ten years and with a repurchase option as from 2015, accruing semi-annual interest at 7.50% p.a.

Shortly after pricing Fibria 2020 Notes, we commenced an exchange offer in which additional Fibria 2020 Notes were offered in exchange for up to U.S.$1 billion of the Fibria 2019 Notes. The exchange offer was completed in May 2010, with holders representing approximately 94% of the aggregate principal amount of the Fibria 2019 Notes agreeing to exchange their notes for Fibria 2020 Notes. In July 2012, we prepaid, with proceeds from the public offering of shares, the amount of U.S.$514 million (equivalent then to R$1,044 million).

Fibria 2021 Notes

In March 2011, the Company, through Fibria Overseas Finance Ltd., raised U.S.$750 million (“Fibria 2021”) in the international markets, maturing in ten years, with a repurchase option as from 2016, accruing semi-annual interest at 6.75% p.a.

BNDES Financing

BNDES has been an important source of debt financing for our capital expenditures As of December 31, 2012, the BNDES loans outstanding totaled R$1,747 million related principally to the capacity increase projects, all of which are denominated in Reais. Loans from BNDES are secured by liens on property, plant and equipment and bank guarantee. The majority of our loans with BNDES bear interest indexed to a nominal long-term interest rate, TJLP. The remaining BNDES loans are indexed to UMBNDES (a weighted average exchange variation on a basket of currencies, predominantly U.S. Dollars) plus a spread. At December 31, 2012, the TJLP was fixed at 5.0% p.a.

As of December 31, 2012, BNDES represented approximately 16.1% of our financial indebtedness, and is expected to remain as a significant source of financing in the future. See below details on amount and maturities:

Index	R$ in millions	Maturity
TJLP	1,465	2021
UMBNDES	282	2021
	1,747

For further information on the financing agreements with BNDES, see Exhibit 4.6 incorporated by reference in this annual report.

Leasing

The Company signed capital leases agreement with the Bank Société Générale for the acquisition of machinery used to fell and harvest trees in the total amount of R$83 million. The first tranche of R$5 million was released in September 2008 and matures in 2013. In June 2012, we prepaid the full outstanding amount of this facility.

Maturities

At December 31, 2012, the amount of our short-term debt was R$1,138 million. At December 31, 2012, the annual maturities of our debt were as follows:

Year	Amount
(R$in millions)
2013	1,138
2014	1,075
2015	724
2016	677
2017	998
2018	810
2019	654
2020	3,132
2021	1,560
Total	10,768

Covenants

In June 2012, we concluded the renegotiation of the financial covenants in order to mitigate the effects from changes in exchange rates. The following table summarizes the most restrictive financial covenants for each relevant fiscal quarter, which after the renegotiation will be measured based on the consolidated information converted into US dollar as well changing the ratio net debt over EBITDA to 4.5x starting June 2012.

As of December 2012, our net debt to EBITDA ratio (or indebtedness ratio) was 3.3x in US dollar (3.4x in R$). See Note 4 to our 2012 consolidated financial statements.

Dec/ 2012 and after
Debt Service Coverage Ratio (1)	1.0
Net Debt to EBITDA Ratio (2)	4.5

(1) Defined as the ratio of (a) EBITDA in accordance with the practices adopted in Brazil and adjusted (for the last four fiscal quarters) plus the cash, cash equivalents, marketable exchanged to US dollar in relation to (b) the total debt maturing during the following four consecutive quarters plus interest expenses paid during the last four quarters exchanged to US dollar.

(2) Defined as the ratio of (a) consolidated net debt exchanged to US dollar at the closing rate inrelation to (b) adjusted EBITDA (for the last four quarters exchanged to US dollar).

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

Our long-term borrowings contain various covenants regarding compliance with certain financial ratios and other restrictions. At December 31, 2012, the Company was in compliance with all covenants. See Note 23 to our 2012 consolidated financial statements and “Item 5 - Operating and Financial Review and Prospects — A. Operating Results — Results of Operations.”

Liability Management Plan

Since 2009, we have been implementing a liability management plan aimed at (1) improving our capital structure, (2) recovering our investment grade rating and (3) securing financing for our growth strategy under favorable market conditions.

In 2012, as part of our liability management plan we have entered into the following transactions:

•                  In April 2012, Fibria raised R$1.4 billion with the issuance of a primary public offering of common shares. These proceeds were used in July 2012 to redeem U.S.$514 million of our Fibria 2020 notes through a cash tender offer. This operation will save the Company approximately U.S.$40 million per year in servicing its debt, beginning in the 3Q12.

•                  In June 2012, Fibria received R$200 million in advance for the sale of the land and forest assets in southern Bahia State for which the total sale price was R$235 million, adjusted to R$210 million as a result of the due dilligence. We used the proceeds to reinforce our cash position.

•                  In December 2012 Fibria received the first installment in the amount of R$470 million related to the sale of forest and land assets located in Rio Grande do Sul State (“Losango”). The second installment in the amount of R$140 million was deposited in an escrow account to be disbursedafter the remaining applicable government approvals and other precedent conditions to be fulfilled. The proceeds of this sale will reinforce our cash position and can be used in the future to prepay debt.

•                  In December 2012 we prepaid in full our part in the Voto-Votorantim III Bonds due 2014 in the amount of U.S.$45 million.

The main transactions we entered into in 2011 as part of our liability management plan were:

•                  In March 2011, Fibria Overseas issued U.S.$750 million aggregate principal amount of its 6.75% Senior Notes due 2021. Fibria is a guarantor of 100% of the obligation under these notes;

•                  In May 2011, we signed an export prepayment agreement with eleven banks in the amount of U.S.$300 million, bearing quarterly Libor plus 1.80% p.a., which can be reduced to 1.60% depending on our leverage and risk rating, over a term of eight years. These proceeds were partially used to settle export pre-payment agreements in the amount of R$186 million and reinforce cash position;

•                  Simultaneously, we contracted a revolver credit facility in the total amount of U.S.$500 million with the same banks, with a 4-year term. If disbursed it will cost Libor + 1.5% p.a. When not used, the cost is 35% of the spread over Libor;

•                  In September 2011, we sold our last paper business, the Piracicaba Unit, to Oji Paper, for the price of U.S.$313 million. This sale concluded our repositioning strategy to focus on the pulp business and contribute to our capital structure improvement.

Liability and Liquidity Management Policy

In May 2011, we approved our Liability and Liquidity Management Policy, with which we formalized that we work toward the reduction of our leverage. Therefore, we aim to attain the investment grade allowing access to credit lines with more attractive costs. In addition, this policy also formalized the goal of maintaining the necessary liquidity for the cash conversion cycle and to meet short term financial obligations. It also provides that we will maintain a minimum cash balance comprised of the sum of: (i) a minimum operating cash balance, which reflects the cash conversion cycle and (ii) a minimum balance for coverage of debt service, which includes interest and short-term principal. In addition, the Company may seek additional liquidity, through a revolving credit facility, to meet the minimum cash balance according to rating agencies methodology.

Capital expenditures

Our capital expenditures (Capex) totaled R$ 1,002 million in 2012 and R$1,240 million in 2011. This variation is explained by the decrease in maintenance and modernization, in turn the result of investments made in 2011 to the Aracruz Unit’s mill A bleaching line and austerity measures implemented by the Company, thought without compromising the competitiveness of its operations.

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

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2012	2011	2010
	(in millions of Reais)
Industrial Expansion	4	26	25
Forest Expansion	66	128	29
Subtotal Expansion	70	154	54
Safety/ Environment	47	62	84
Forestry Renewal	653	624	502
Maintenance, IT, R&D, Modernization	166	310	291
Subtotal Maintenance	866	996	877
50% Veracel	65	90	60
Total(1)	1,002	1,240	991

(1)         For the year end December 31, 2010, Conpacel invested R$75 million, which is not included the total amounts presented in the table above.

For 2013, Management has approved a capital budget of R$1,244 million. The 24% increase over 2012 is explained by the non-recurring investment of greater forest renewal at the Aracruz Unit and the foreign exchange and inflation impacts.

C.                                    Research and development, patents and licenses, etc.

As a producer of pulp, we seek to gain a better understanding of the entire production process and obtain competitive advantages by continuous investments in research and technological development. By attempting to identify the characteristics of both wood and pulp that are essential for the production of high quality pulp and paper, we improve our processes and develop innovative, higher quality products. The research and development activities conducted within our research center are directed towards increasing the productivity of our forests, improving the quality of the eucalyptus wood used as our raw material, increasing the efficiency of our productive process and industrial yields, and developing new, innovative higher quality products, in a sustainable way. These efforts are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes. Our total budget, including operational and capital expenditure in research and development were R$41 and R$39 million in 2012 and 2011, respectively. Our expenditures in research and development have been commensurate with our growth and our continued efforts to maintain our competitive advantage. This strategy has enabled us to develop high quality sustainable forests at lower costs and with minimal environmental impact, and to continue to supply the market with improved products and reinforcing our long-term relationships with key customers.

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

In the last 40 years, improvements in technology in the forestry area, specifically in the use of advanced genetic techniques, have led to notable increases in the forest yields. We also maintain a significant level of investment in a biotechnology program, involving national and international partnerships. The main goals of the biotechnology program are to improve forest and industrial productivity and reduce total costs by producing: (1) better wood quality for industry applications (wood density, fiber morphology and chemistry); (2) higher operational yields (forest and industry); and (3) greater raw material homogeneity. In 2011, we focused on a new technique, known as Genome Wide Selection, which is based on the early selection of superior eucalyptus clones by marks on the DNA (or molecular markers). By implementing this technique, which is totally new in the forestry sector, we expect to increase wood productivity and quality previously foreseen by classical breeding. In 2012 we initiated some tests to apply the GWS. A new high throughput platform to genotype the DNA has been tested in order to increase the prediction gains and also reduce the costs.

In certain of our units, we have conducted a soil monitoring process over the last 20 years, which has revealed, particularly over the last decade, that fertility may be enhanced through programs of nutritional management. During 2012, we have developed activities related to: (i) revision and standardization of coppicing procedures, aiming to reduce soil impacts with the same forest productivity; (ii) determination of the critical level of soil organic matter, involving forest residues; (iii) new models to measure the compression and loss of soil and (iv) new tools for soil fertilization, which will lead the building of a unique strategy for Fibria. Due to reduction in nutrition formulations (NPK) for the plantations, the extent of automated management and the control of fertilization, gains in logistics, safety on the use of fertilizers and cost have already been noticed.

The Company also has continuous studies in order to keep forest healthy. In 2012 our researches focused on the screening of disease resistant clones and to increase the use of biological pest control. We also studied technologies to improve firefighting and weed control. Our research supported answers to questions in the SmartStep process and at the pesticide derogation, contributing to the FSC certification of Aracruz Unit. In order to be prepared for the future challenges, the Technology Center built a new laboratory in Aracruz Unit for Forest Health Protection and Natural Resources, which will operate in 2013.

Furthermore, we have performed specific studies since 1993 into the quantity and quality of superficial and underground water by monitoring water tables in representative locations in our plantations and by our production units, which continue to indicate that there have been no material changes to the composition of the water in these water tables, thus confirming that our plantation and production processes are not contaminating the surrounding water tables. In 2012, specific studies on the water cycle (Fibria’s Watershed Project) as well as the environmental interactions in our landscape model of production have been reinforced by the construction of three new watershed trials, two of them in Três Lagoas Unit, in Mato Grosso do Sul state, and another one in Aracruz Unit (Espírito Santo state). With these new trials, the whole experimental watershed net, elaborated and described in the Strategic Research Plan for Forest Ecophysiology, was installed.

In our continuous search for better environmental performance, we have developed the Fibria Bioindex software, which combines relevant indicators for statistical analysis of diversity indices in our plantations and areas of natural vegetation based on landscape ecology analysis. We use our Fibria Bioindex to support planning and detection of opportunities to improve landscape management, allowing the development and implantation of new techniques. Birds have been used as indicators of the functionality of corridors formed by eucalyptus and native areas to connect Rain Forest fragments. In 2012, the Technology Center started to use Ecosystem Services approach to integrate research topics in our landscape analyses. We also started to study the productive potential of non-timber forest products in our forest management areas in order to improve the income of communities. In 2012, research allowed us to improve forest operation practices in order to conserve biodiversity. Technical planning is based principaly on the assets in Fibria’s biodiversity database which comprises all information about fauna and flora species present in Fibria’s areas since 1992.

Our research and development team has also continuously assessed new trends and advances in the market in which we operate, allowing the development of new products and the entry into new markets. In particular, we have been following recent developments on the production technologies resulting in biofuels or alternative biomass-based products. Biorefinery comes as an important subject in our project portfolio. There has been a great advance on stablishing an internal roadmap of the biomass converting technologies generating biofuels and bioproducts. In 2012, a new laboratory was built to support biorefinery projects. These along with strategic alliances, allow the company to be prepared to the opportunities to come. The ongoing projects and alliances envision the different and more promising alternatives, not only making use of forest biomass in nature, but also from the circling streams of the kraft process.

In connection with our pulp and paper production processes, in the last few years we have studied how to improve fiber quality. Studies have been conducted to optimize wood treatment, cooking and bleaching processes, increasing process stability and product quality. This approach associated with customers’s feedback comes in close connection, as a loop, with the tree breeding program.

Product development team has focused efforts aiming the increase of eucalyptus share in the paper composition. These efforts are split into two major streams: (a) looking forward to set specific properties on the BEKP fibers through changes in forest sourcing, pulping and bleaching processes and/or (b) determining the best practices for the use of BEKP in different systems of stock preparation, refining and papermaking technologies as a whole. All these efforts lead us to offer our customers specially engineered fibers and technologies that increase and improve the usage of eucalyptus pulp and the performance of their final products

D.                                    Trend Information

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

For additional information regarding trends in our business, see “Item 4 - B. Business Overview — Our Strategies”, “Item 4 - B. Business Overview — Effects of Fluctuations in Pulp Price” and “Item 5. Operating and Financial Review and Prospects - A. Operating Results.” For risks affecting our business, see “Item 3. Key Information — D. Risk Factors.”

E.                                    Off-Balance Sheet Arrangements

We participate in a number of off-balance sheet arrangements, principally relating to guarantees and take or pay contracts. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” All of these transactions are further described elsewhere in this annual report. See Notes 12 and 26 to our 2012 consolidated financial statements.

F.                                     Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2012. This table does not reflect swap transactions discussed under “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of Reais)
Total debt commitments (1)	1,739	2,881	4,164	5,879	14,663
Operating leases (2)	152	302	451	1,477	2,382
Purchase obligations (3)	532	696	290	975	2,493
Pension contribution (4)	4	8	8	40	60
Total contractual obligations and commitments (5)	2,427	3,887	4,913	8,371	19,598

(1)                     The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

(2)                     Includes land leases and sea transportation (domestic and export).

(3)                     Includes take-or-pay contracts. We have long-term “take-or-pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for an average period of 10 years for which the contractual obligations are R$259 million per year.

(4)                     Represents a contribution of R$4 million per year.

(5)                     Excludes amounts of probable cash outflows which are expected to arise upon settlement of contingencies due to uncertainties with respect to timing of payments.

                                    We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain probable and estimable losses arising from tax, civil and labor claims of R$283 million as of December 31, 2012. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Contingencies”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

We are managed by a Board of Directors and a Board of Executive Officers. The address of the management of our Company is Alameda Santos 1357, 6th floor, São Paulo, State of São Paulo, Brazil.

Board of Directors

Our Board of Directors is required to meet four times a year and on an extraordinary basis whenever corporate interests so require. The members of the Board of Directors are appointed at General Shareholders’ Meetings and serve for two-year terms. Our Board’s responsibilities include determining our general business strategies, electing the Executive Officers and supervising the management. As of December 31, 2012, the Board of Directors was made up of the following members:

Name	Member Since	Age	Position
José Luciano Duarte Penido	2009	64	Chairman
Paulo Henrique de Oliveira Santos	2009	54	Alternate
João Carvalho de Miranda	2009	50	Vice-chairman
Mario Antônio Bertoncini	2011	44	Alternate
Raul Calfat	2009	60	Member
Gilberto Lara Nogueira	2009	64	Alternate
Alexandre Silva D’Ambrosio	2009	50	Member
Eduardo Borges de Andrade Filho	2011	46	Alternate
Carlos Augusto Lira Aguiar	2012	67	Member
Samuel de Paula Matos	2009	64	Alternate
Julio Cesar Maciel Ramundo	2011	43	Member
Laura Bedeschi Rego de Mattos	2011	37	Alternate
Eduardo Rath Fingerl	2009	59	Member
Sérgio José Suarez Pompeo	2010	29	Alternate
José Armando de Figueiredo Campos	2009	64	Member
Antonio Luiz Pizarro Manso	2009	68	Alternate
Alexandre Gonçalves Silva	2009	67	Member
Mauricio Aquino Halewicz	2009	39	Alternate

We present below a brief biographical description of each member of our Board of Directors:

José Luciano Duarte Penido. Mr. Penido has been Chairman of the Board of Directors of Fibria Celulose S.A. since November 2009. Previously, from 2004 to 2009, he was President and CEO of Votorantim Celulose S.A., now Fibria, having served also as a member of the Board of that company. Between 1992 and 2004 he served as CEO of Samarco Mineração. He is also Chairman of the Board of Bracelpa (The Brazilian Pulp & Paper Association), Co-chairman of the WBCSD’s - World Business Council for Sustainable Development — Forest Solutions Group. He graduated in Mining Engineering from Universidade Federal de Minas Gerais - UFMG. Mr. Penido is an independent member of the Board of Directors of Copersucar S.A. and Orteng S.A., as well as a member of the Corporate Governance and Sustainability Committee of Santander S.A and Advisory Board Member of Masisa do Brasil Ltda.

João Carvalho de Miranda. Mr. Miranda has been a member and vice chairman of the Board of Directors of Fibria Celulose S.A. since November 2009. He has been CFO and Investor Relations Officer of Votorantim Industrial S.A. since March 2009. Before joining the Votorantim Group, he was Executive Vice President of Citibank S.A. do Brasil, from 2006 to 2009. Previously, from 2004 to 2006, he held the position of CEO of Citibank N.A. in Chile, and acted as Corporate Banking Head at Citibank N.A. in Brazil, from 1998 to 2004. Mr. Miranda graduated in Economics from the Pontifícia Universidade Católica do Rio de Janeiro PUC-RJ, and attended the MSc. in degree in Business Administration from the Institute of Postgraduate Studies and Research in Administration of the Universidade Federal do Rio de Janeiro (COPPEAD). He also completed a graduate exchange program at Wharton Business School, University of Pennsylvania.

Raul Calfat. Mr. Calfat has been a member of the Board of Directors of Fibria since December 2009. He has been CEO of Votorantim Industrial S.A. since January 2012. In January 2004 he assumed the position of Executive Managing Director of Votorantim Investimentos Industriais and in January 2006 he became responsible for all industrial business of the Company. Previously, from 1996 to 2003, he held the position of CEO of Votorantim Celulose e Papel and served as Chairman of the Pulp and Paper Association of São Paulo between 1993 and 1995, and as Vice President of the Brazilian Association of Pulp and Paper from 1996 to 2004. Mr. Calfat graduated in Business Administration from Fundação Getulio Vargas - FGV and participated in management development programs for senior executives at the International Institute for Management Development (IMD), in Switzerland.

Alexandre Silva D’Ambrosio. Mr. D’Ambrosio has been a member of the Board of Directors of Fibria Celulose S.A. since November 2009. He is Corporate Director of Votorantim Industrial S.A., which he joined in 2003. He also held the position of Director of the Legal Department of Votorantim Participações S.A. Before joining the Votorantim Group, Mr. D’Ambrosio served as Vice President for legal and corporate affairs of Global Village Telecom Ltda (GVT) from 2001 to 2003 and also worked in the area of business law in the United States from 1986 to 1996, and is enrolled with the American Bar Association and member of the International Court of Commerce of New York. He is a lawyer graduated from the Law School of the Universidade de São Paulo (USP), has a master’s degree in International Law from Harvard University and another one in Comparative Law from the National Law Center of George Washington University, USA. Mr. D’Ambrosio is member of the Board of Directors of Cia.de Cimento Itambé.

Carlos Augusto Lira Aguiar. Mr. Aguiar has been a member of the Board of Directors of Fibria Celulose S.A. since January 2012. He was President and CEO of Fibria from the company’s creation in August 2009 through June 2011. He was President of Aracruz Celulose S.A. from April 1998 through December 2009, having joined the Company in 1981, performing various management positions in the areas of Production, Quality and Engineering. In 1985 he was promoted to Industrial Director and during the period from 1993 to 1998 he served as Vice President of Industrial and Forestry Operations. Aguiar began his career in the Pulp and Paper industry in 1970, having held various management positions in the area of production and projects. He graduated in Chemical Engineering from the Universidade Federal do Ceará, with specialization and improvement courses at Harvard (USA) and Chelwood (UK). Mr. Aguiar is Chairman of the Board of Directors of Veracel Celulose S.A.

Mr. Julio Cesar Maciel Ramundo. Mr. Ramundo has been a member of the Board of Directors of Fibria Celulose S.A. since December 2011. He has served as Executive Director of the Banco Nacional de Desenvolvimento Economico e Social - BNDES since May, 2011, responsible for the Industrial, Capital Markets and Venture Capital areas. He joined BNDES in 1992, where he held various management positions mainly in the industrial division. Julio holds a bachelor’s degree in Economics from Universidade Federal do Rio de Janeiro-UFRJ and an MBA with distinction from the London Business School, University of London.

Eduardo Rath Fingerl. Mr. Rath Fingerl has been a member of the Board of Directors of Fibria Celulose S.A. since December 2009. From April 2006 to April 2011, Eduardo was a director of the areas of Capital Market, Venture Capital and Environment at Banco Nacional de Desenvolvimento Economico e Social - BNDES. He joined BNDES in May 1976, and has made a career at the bank acting in several positions. From August 1989 to June 1993, he acted in the private sector as Technical Director of FBDS - Fundação Brasileira para o Desenvolvimento Sustentável and Director of PQB - Petroquímica da Bahia S.A. He is member of the Board of The New Club of Paris and Vetria Mineração S.A. Eduardo has a degree in Industrial Engineering from the Universidade Federal do Rio de Janeiro - UFRJ and holds a master’s degree in the same area from COPPE/UFRJ.

Jose Armando de Figueiredo Campos. Mr. Campos has been an independent member of the Board of Directors of Fibria Celulose S.A. since December, 2009. In the period from 2006 to 2009, he served as President and CEO of Arcelor do Brasil S.A. (now ArcelorMittal Brasil S.A.), cumulatively to the role of President and CEO of the Division of Action Plans for South America, and to the role of Executive Vice President of ArcelorMittal Group, with a seat on its Executive Committee in London. From 1992 to 1997, he was Vice President of Companhia Siderúrgica de Tubarão — CST. José Armando began his career at Companhia Vale do Rio Doce (Vale), where he held many management positions. He is graduated in Mining Engineering from the Mining School of Ouro Preto (EMOP/UFOP) and has an MBA from Fundação Dom Cabral/INSEAD. Mr. Campos is an independent member of the Board of Rede Gazeta de Comunicações (ES) and, since April 2009 he has been Chairman of the Board of Directors of ArcelorMittal Brasil S.A., where has been acting as Board member since 2006.

Alexandre Gonçalves Silva. Mr. Silva has been an independent member of the Board of Directors of Fibria Celulose S.A. since December 2009. From 2001 through 2007 he served as President and CEO of GE do Brasil. Previously, he served as President and CEO of GE Celma, an aero engine repair and overhaul company located in Petrópolis, Rio de Janeiro. In his 40-year career, he has worked most of his time in diverse sectors of the commercial aircraft industry. He graduated in Mechanical Engineering from the Pontifícia Universidade Católica do Rio de Janeiro PUC-RJ.

Mr. Silva is presently Chairman of the Board of Directors of Embraer, member of the Board of Directors of PDG Realty, Equatorial Energia and Alupar.

ALTERNATES

Laura Bedeschi Rego de Mattos. Ms. Mattos has been an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2011 and since April 2012 she has been part of the Finance Committee of the Company. Ms. Mattos joined the Banco Nacional de Desenvolvimento Economico e Social - BNDES in 2002, where since December 2010 she has been leading the department that manages BNDESPar’s equity portfolio. She also holds the position of Head of Department of Investment in the area of Capital Markets and Investment Manager at the same area. Previously, she worked at FINEP (Financier of Studies and Projects of the Ministry of Science and Technology) and COPPETEC Foundation (Foundation for the Coordination of Projects, Research and Technological Studies. She holds a bachelor’s degree in Chemical Engineering from Universidade Federal do Rio de Janeiro - UFRJ, a post-graduate degree in Finance from IBMEC-RJ and a master’s in science degree in energy planning from Instituto Alberto Luiz Coimbra de Pós-graduação e Pesquisa de Engenharia (COPPE) at UFRJ.

Ms. Mattos is an alternate member of the Board of Directors of OI S.A., ALL S.A. and Valepar S.A. (the controlling company of Vale S.A).

Antonio Luiz Pizarro Manso. Mr. Manso has been an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2009 and is also an effective member of the Audit Committee of the Company. Since January 2009, he has been a partner of Pizarro Manso Suporte a Negócios. In the period from 1995 to 2008, he was Vice President Finance, and Investor Relations Officer (CFO) at Embraer - Empresa Brasileira de Aeronáutica S.A. Previously, between 1986 and 1995; he held the position of CFO of companies in the Odebrecht Group, and of Tenenge Técnica Nacional de Engenharia S.A. He held Board positions in various organizations such as Grupo Bozzano and Empresa Brasileira de Engenharia. He is graduated in Mechanical Engineering from the Pontifícia Universidade Católica do Rio de Janeiro PUC-RJ and has an MBA in Finance from the Brazilian Institute of Capital Markets - IBMEC.

Mr. Manso is a member of the Board of Directors of Banco Caixa Geral Brasil S.A., the Board of Directors of TAM S.A Executive Aviation, the Advisory Council of Solví Participações S.A., as well as a coordinator of the Investment and Risk and Audit Committees of that company.

Gilberto Lara Nogueira. Mr. Nogueira has been an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2009. Since 2003 he has been Corporate Director of Human and Organizational Development in Votorantim Industrial S.A. Previously he worked for Rhodia, where he acted as Worldwide Director of Human Resources from 2001 to 2003, Director of Human Resources for Latin America between 1996 and 2001, Director of the Engineering Plastics Business from 1992 to 1996, and President of Rhodia Argentina from 1990 to 1992. Mr. Nogueira graduated in Mechanical Engineering from Engineering School Mauá, with post graduation in Business Administration from Fundação Getulio Vargas - FGV.

Eduardo Borges de Andrade Filho. Mr. Andrade Filho has been an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2011. He currently holds the position of Strategy Corporate Director of Votorantim Industrial S.A. Between August 2010 and April 2011, he held the position of Vice President of Development of Usiminas, responsible for the business of Mining (MUSA) and Capital Goods (UMSA) and corporate areas of Strategic Planning, Business Development and M&A. Previously he was a partner at McKinsey & Company, Inc., where he worked for 13 years, from 1997 to 2010. Mr. Andrade Filho graduated in Civil Engineering from the School of Engineering - FUMEC and has an MBA from The Graduate School of Business - The University of Chicago.

Maurício Aquino Halewicz. Mr. Halewicz has been an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2009. He is also a member of the Audit Committee of the Company. Since November 2012 he has been Finance Director of Pacific Hydro Energias do Brasil Ltda. Previously he worked as Investor Relations Director, Controlling Officer and Controlling Corporate Superintendent of Rede Energia S/A, which he joined in 2005. Mr. Halewicz was also Controlling Officer of AES Sul S.A. and Accounting Manager of Rio Grande Energia S/A, Companhia Cervejaria Brahma and KPMG Auditores. He graduated in Accounting from the Universidade Federal do Rio Grande do Sul, has an MBA in Finance from Fundação Getulio Vargas - FGV, a post-graduate degree in Economic Engineering from Universidade Mackenzie and a major in Business Administration from Univesity of Virginia (Darden School of Business Administration).

Mr. Halewicz was member of the Board of Directors of Rede Energia S.A.

Paulo Henrique de Oliveira Santos. Mr. Santos has been an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2009. In January 2011 he assumed the position of Director of Mergers, Acquisitions & New Business of Votorantim Industrial S.A., which he accumulates with the position of CEO of Votorantim Novos Negócios - VNN, in the areas of private equity and venture capital, which he has held since 2000 and the position Interim CEO of Votorantim Cimentos. Previously, from 1997 to 2000, he was CFO of Votorantim Metais. Mr. Santos is graduated in Industrial Engineering from the School of Industrial Engineering (FEI) with post-graduation in Business Administration from Fundação Getulio Vargas - FGV. He also took a specialization course at Harvard Business School, OPM - Owner/President Management Program.

Mr. Santos is a member of the Board of Directors of Tivit S.A.

Mario Antônio Bertoncini. Mr. Bertoncini has been an alternate member of the Board of Directors of Fibria Celulose S.A. since October 2011. He has been Treasury and Investor Relations Director of Votorantim Industrial S.A. since September 2011. Previously he served as Regional Director of the Large Corporate Division at Banco Itaú BBA S.A., from 2009 to 2011 and Regional Director of the Large Corporate Division in Rio de Janeiro and São Paulo for Itaú Unibanco S.A. from 2005 to 2009. He graduated in Business Administration from Fundação Getulio Vargas - FGV and has an MBA in Finance from the Wharton School University of Pennsylvania.

Samuel de Paula Matos. Mr. Matos has been an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2009. He is also Chairman of the Audit Committee of the Company. Previously, he was Chairman of the Audit Committee and Inspection Committee of Votorantim Celulose e Papel S.A. (now Fibria), from May 2007 through November 2009. Since June 2004 he has been acting as an independent consultant. From June 2002 to May 2004 he served as a partner at Deloitte, Touche & Tohmatsu, being member of its Policy Committee. He was CEO of Coopers and Lybrand in Brazil and, after its merger with Arthur Andersen, he served as COO of the new company, as part of its Executive Committee. He worked in independent audit and business consulting since 1967. He is an Economist graduated from the School of Economics and Administration of USP and also holds a bachelor’s degree in Accounting.

Mr. Matos is a member of the Audit Committee and Inspection Committee of Tim Participacoes S.A.

Board of Executive Officers

The following executive officers were appointed by our Board of Directors. They are members of our board of executive officers and are our legal representatives. The board of executive officers meets periodically to review production, and commercial and financial operations. Our executive officers are as follows:

Name	Age	Position
Marcelo Strufaldi Castelli	48	Chief Executive Officer
Francisco Fernandes Campos Valério	65	Industrial Operations, Engineering and Procurement
Guilherme Perboyre Cavalcanti	44	Chief Financial Officer & Investor Relations Officer
Luiz Fernando Torres Pinto	59	Human and Organizational Development
Henri Philippe van Keer	45	Commercial & International Logistics
Aires Galhardo	35	Forestry Operations

(1) Guilherme Perboyre Cavalcanti was appointed Chief Financial Officer & Investor Relations Officer effective as of February 1st, 2012. Prior to that, João Adalberto Elek Junior has been Chief Financial Officer & Investor Relations Officer from August 2nd, 2010 to January 30th, 2012.

(2) Henri Phillippe van Keer was appointed Commercial & International Logistics Officer as of May 3rd, 2012. Prior to that, João Felipe Carsalade has been Commercial & International Logistics Officer from August 28, 2009 to May 1st, 2012.

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

Francisco Fernandes Campos Valério. Mr.Valério has served as our executive officer of Industrial Operations, Engineering and Procurement since August 28, 2009. Mr. Valério joined our Company in January 1998. He previously held senior positions at other pulp and paper companies, including, Bahia Sul, Aracruz, Suzano, Braskraft Florestal e Industrial and Olinkraft Celulose e Papel. Mr.Valério holds a bachelor’s degree in Mechanical Engineering from the Universidade Federal de Santa Catarina, Brazil.

Guilherme Perboyre Cavalcanti. Mr. Cavalcanti was appointed as Fibria’s Chief Financial Officer and Investor Relations Officer on February 1st, 2012. Mr. Cavalcanti joined Vale S.A. in 2005, as global director for corporate finance until July 2010, when he was appointed as Vale’s Chief Financial Officer and Investor Relations Officer. Previously, he worked for companies such as Globo Organizations, Banco UBS/Pactual and Banco Banif/Primus. He holds a Master’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro PUC-RJ.

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

Henri Philippe van Keer. Mr. van Keer is graduated in engineering at the Institut National Polytechnique de Grenoble, France, with refresher courses at the Ecole de Management de Lyon (Fr) & Cranfield School of Management (UK) MBA. Mr. Henri Philippe van Keer is Executive Officer — Commercial and Logistics at Fibria Celulose SA since May 2012. Before becoming Executive Officer of Fibria, Mr. van Keer was General Manager of the Commercial Department (June 2011). He served as Vice-President (CEO) of Valcon Energy, a company specialized in the production of clean energy, for two and a half years (between

January 2008 and May 2010). Nevertheless, he held positions in Aracruz Celulose SA: Brazil General Manager (between 2002 and 2007) and Area Sales Manager in Europe (between 1996 and 2002). In addition, he served as Director of Sales at EMI Area-Chambéry, Equipment Company / paper machines in France (between 1994 and 1996), as well as in CSNE - (French National Service) in São Paulo (between 1992 and 1994).

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

Set forth below are the names, ages and positions of the members of our Fiscal Council and their respective alternates, each of whom has been appointed to serve until April 2013:

Name	Age	Year First Elected	Position
José Ecio Pereira da Costa Junior	61	2009	Member
Marcos de Bem Guazzelli	43	2009	Alternate
Eliane Aleixo Lustosa de Andrade	50	2011	Member
Geraldo Gianini	62	2009	Alternate
Maria Paula Soares Aranha	56	2011	Member
Lúcio Tameirão Machado	51	2011	Alternate

Audit Committee

NYSE rules require that listed companies have an Audit Committee that (i) is comprised of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding Audit Committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Our Audit and Risk Committee, which, subject to certain exceptions, is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on December 18, 2009. It complies with all of such requirements and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. Our Audit and Risk Committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors. Our Audit and Risk Committee also evaluates the effectiveness of our internal financial and legal compliance controls. Our Audit and Risk Committee is comprised of up to three members elected by the Board of Directors for a term of office coincident with that of the Board of Directors. All members of our Audit and Risk Committee satisfy the audit committee membership independence requirements established under rules of the SEC. The Board of Directors has determined that Samuel de Paula Matos is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act.

The members of the Audit and Risk Committee are as follows:

Name	Member Since	Age
Samuel de Paula Matos	December 22, 2009	64
Antonio Luiz Pizarro Manso	December 22, 2009	68
Mauricio Aquino Halewicz	December 22, 2009	39

As of December 31, 2012, the members of our Audit and Risk Committee, on an individual basis and as a group, directly own less than 1% of our common shares.

Our Audit and Risk Committee is governed by Internal Regulations which were approved by the Board of Directors in February 2010 which sets forth rules with respect to duties and responsibilities of the committee, its structure and functioning, as well as rights and obligations of its members.

Advisory Committees

We also have five advisory committees, comprised of Board members and others, with the power to make recommendations for the consideration of the Board. These are the Audit and Risk Committee, the Finance Committee, the Innovattion Committee, the Personnel and Remuneration Committee and the Sustainability Committee, each of which has its own internal regulations and acts in accordance with the scope of the Company’s by-laws. The Audit and Risk Committee supervises the quality and integrity of financial reports, adherence to legal, statutory and regulation, the suitability of processes relating to managing Risk and the activities of the internal and independent auditors. The Finance Committee advises on macroeconomic matters as well as financial strategy and cash and market risk management policies. The Innovation Committee assists the Board in analyzing initiatives related to research and technological innovation in forestry and industrial areas, and management in relation to new products and processes. The Personnel and Remuneration Committee is tasked with analyzing human resources policies, structures and practices and remuneration policy, among other related matters. The Sustainability Committee advises the Board on all matters relating to sustainability evaluates investment proposals in terms of sustainability and impact and monitors the implementation of policies, strategies and activities relating to the sustainability of the Company’s operations.

B.                                    Compensation

In 2012, the aggregate annual remuneration paid to our executive officers was R$31.7 million. Details are set forth in the table below:

2012
(in millions of Reais)
Short-term benefits to officers	24,495
Benefits due to contract rescission	2,839
Long-term benefits to officers and directors	3,887
Benefit program - Phantom Stock Options	471
31,692

The Brazilian Corporation Law requires that members of our fiscal council receive remuneration equal to at least 10% of the average amount paid to our executive officers.

C.                                    Board Practices

Our Board of Directors meets ordinarily at least four times per year and extraordinarily whenever necessary, according to the Company’s interest or when called by the Chairman or by the majority of the members of the Board of Directors. Our Board of Directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations. Each of our Board of Directors and our Board of Executive Officers is governed by their respective Internal Regulations both approved by the Board of Directors in February 2010 which set forth rules with respect to duties and responsibilities of each Board, its structure and functioning, as well as rights and obligations of its members.

According to the Brazilian corporate law and to our by-laws, the members of the Board of Directors are elected by the holders of our common shares at the general shareholders meeting. Fibria’s members of the Board of Directors serve two year terms. The terms of the members at December 31, 2012 expire in April 2013.

D.            Employees

As of December 31, 2012, we employed 4,136 people. We outsource many of our operations and substantially all of the transportation of wood, pulp and other raw materials. This accounted for 13,564 people as of December 31, 2012.

Several unions represent our employees and they are considered well organized institutions. Annual Collective agreements related to non-executive employees were renewed in 2012 for another year, resulting in a base salary increase of up to 7%, including administrative, industry and forest personnel. We believe we have very good relations with our employees.

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

Defined Contribution Pension Plan

In March 2000, we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group (Funsejem) which is available to all employees. For employees below a certain income level we match their contribution limited to 1.5% of the employee’s compensation. For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation. Additional contributions can be made at the employee’s option. Contributions vest in a range of percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service. Employees’ contributions amounted to R$9 million both in 2012 and 2011.

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

IAS 19 - “Benefits to Employees” requires that an entity calculate the present value of defined benefit obligations and the market value of the assets of the plans at the end of each reporting period and encourages the entity to contract qualified actuaries to measure such obligations. For interim reporting purposes, measurements are obtained by extrapolating the latest actuarial valuation by an independent expert. The amount recorded as expenses for the year ended December 31, 2012, 2011, and 2010 was R$5 million, R$1 million, and R$1 million, respectively.

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2012	2011

Discount rate - %	4.0	5.5
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	4.25	4.25
Biometric table of general mortality	AT-83	AT-83
Biometric table of general mortality for invalids	IABP 57	IABP 57

Based on the independent actuary’s report, the position of the actuarial calculations is as follows:

	2012	2011
	(in thousand of Reais)
Reconciliation of liabilities
Present value of actuarial obligations	55,715	51,504
Cost of current service
Interest on actuarial obligations	6,276	5,960
Benefits paid	(3,971)	(3,261)
(Gains) losses	2,342	1,512

Balance of actuarial obligations	60,362	55,715

Satisfaction survey

Based on the results of the last Climate Survey, conducted in 2010, working groups were formed across the company, involving managers and professionals in Human and Organizational Development. From these groups, Fibria conducted initiatives to improve the organizational climate, employees’ motivation and company performance.

A new edition of the Climate Survey was promoted in September and October of 2012, in order to hear employees’ perceptions on the organization and our work environment, as well as strengthen actions initiated from the survey in 2010. The climate survey was answered by 3,245 employees, 85% of the employees who could participate. The average of the results in Fibria’s Units generated an overall favorability (satisfaction level), which represents an increase of nine percentage points in this indicator in relation to the 2010 edition of the survey. From the results, action plans at the corporate and Unit levels will be developed to implement improvement opportunities.

E.            Share Ownership

As of December 31, 2012, the members of our Board of Directors and our officers, on an individual basis and as a group, directly owned less than 1% of our common shares. For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7. A. Major Shareholders and Related Party Transactions — Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or executive officer and their representative percentage relative to the total outstanding shares as of December 31, 2012:

Board of Directors	Number of Common Shares

José Luciano Duarte Penido	2,001
Paulo Henrique de Oliveira Santos	675
João Carvalho de Miranda	15
Mario Antônio Bertoncini	0
Raul Calfat	70
Gilberto Lara Nogueira	1
Alexandre Silva D’Ambrosio	2
Eduardo Borges de Andrade Filho	0
Carlos Augusto Lira Aguiar	2,431
Samuel de Paula Matos	1
Julio Cesar Maciel Ramundo	0
Laura Bedeschi Rego de Mattos	0
Eduardo Rath Fingerl	616
Sérgio José Suarez Pompeo	1
José Armando de Figueiredo Campos	1
Antonio Luiz Pizarro Manso	1
Alexandre Gonçalves Silva	1
Mauricio Aquino Halewicz	14
Executive Officers
Marcelo Strufaldi Castelli	0
Francisco Fernandes Campos Valério	3,539
Luiz Fernando Torres Pinto	0
Henri Philippe van Keer	5,000
Aires Galhardo	0
Guilherme Perboyre Cavalcanti	0
Total	14,369

Source: Itaú Custódia.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

As of December 31, 2012, Fibria had 553,934,646 common shares. The table below presents certain information as of December 31, 2012, regarding (i) any person known to the Company as the owner of more than 5% of Fibria’s outstanding common stock, and (ii) the total amount of the common stock owned by the members of the board of directors, executive officers and fiscal council of Fibria.

	December 31, 2012
Shareholders	Number of shares	% of total
Common Shares
Votorantim Industriais S.A.	162,974,335	29.42
BNDES Participações S.A.	168,296,658	30.38
Gávea Fundo de Investimento Ltda.	27,748,500	5.01
Jupiter Global Strategy Ltd.	28,670,576	5.18
Board, Directors and Fiscal Council	14,369	0.00
Public (Free Float)	166,230,208	30.01
Total Common Shares	553,934,646	100.00

(1)   Under the Shareholders’ Agreement, BNDESPar was required to hold 20.7606% of the total capital during the first three years (until October 2012) of the signature of the Shareholders’ Agreement which took place on October 29, 2009, and for the next two years and currently, 11.0445% (from October 2012 to October 2014).

B.                                    Related-Party Transactions

We have engaged in a number of transactions with related parties, which are described in Note 16 to our 2012 consolidated financial statements, as of and for the years ended December 31, 2012, 2011 and 2010 included elsewhere in this annual report.

The following is a summary of the nature and conditions of the transactions with the related parties:

Controlling shareholders

We have a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for overall remuneration of R$9.767 million and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provides various services related to technical assessorial, trainings, including management improvement programs. These services are also provided for the entire Votorantim Group and we reimburse VID for the charges related to the services used.

We have financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (See Note 23 to our 2012 consolidated financial statements).

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies realized when these contracts were executed.

Subsidiaries, joint ventures and associates

We share our administrative structure with our subsidiary Fibria-MS, and allocate administrative expenses to this subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no apportionment of expenses is necessary. In June 2010, there was a one-off purchase of intercompany receivables from this subsidiary in the amount of R$239 million relating to export shipments. The maturity of the resulting payable is December 2012 and carries interest of 1% per year.

Port services for shipping production of the Aracruz and Veracel units are contracted from Portocel. This terminal is a joint venture between us and Cenibra - Celulose Nipo-Brasileira, which holds 49%. The prices and conditions are identical for both shareholders.

We have an accounts receivable balance related to the sale of pulp to Fibria Trading International KFT, which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow our strategic and finance plan and observe the transfer price limits under tax regulations. In addition, we contracted intercompany export pre-payments with this subsidiary, at the rate of quarterly LIBOR plus an average spread of 4.1% p.a., with quarterly payment of principal and interest and final maturity in 2018.

On June 24, 2005, we entered into a loan contract with VOTO IV, a jointly-controlled subsidiary, which raised U.S.$200 million, at 8.5% p.a.

Votorantim Group companies

On January 16, 2004, we executed a loan contract with a wholly-owned subsidiary of VPar, VOTO III, for U.S.$45 million, at 4.25% p.a.

We have a contract to purchase energy from Votener -Votorantim Comercializadora de Energia Ltda. to supply our Jacareí Unit. The total amount contracted is R$15 million, guaranteeing 115,700 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request a rescission of the contract, that party is required to pay 50% of the remaining balance.

We maintain investments in CDB and securities purchased under agreement to resell issued by Banco Votorantim S.A., with average remuneration of 104.77% of the CDI, maturity in January 2014. Our cash management policy is intended to provide efficiency in investment returns and guaranteed liquidity, based on market practices. The shareholders agreement limits the intercompany investments to R$200 million for securities and R$100 million of notional value for derivative instruments.

On January 1, 2012, the Company entered into a contract to purchase sulfuric acid from Votorantim Metais, in the approximated amount of R$18.5 million, for the supply of 36,000 metric tons of acid for three years through December 31, 2013. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

The Company has an agreement with Votorantim Cimentos for the supply of road construction supplies, such as rock and calcareous rock, in the approximate amount of R$7.2 million through May 30, 2013. This agreement may be terminated at any time with prior notice of 30 days, without any contractual penalties.

On December 2012, the Company entered into a contract with Votorantim Cimentos to sale of lands, in the amount of R$31 million which mature in December 2013.

We have land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which mature in 2019, totaling R$76.5 million.

We have land leasing agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA, which mature in 2023, totaling R$4.1 million.

In the years ended on December 31, 2012, 2011 and 2010 no provision for impairment was recognized on assets involving related parties.

Guarantees

We do not provide guarantees in favor of other companies of the Votorantim Group.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See “Item 3. Key Information — A. Selected Financial Data” and “Item 18. Financial Statements.”

Contingencies

We are subject to numerous contingencies with respect to tax, labor and other claims. See Note 24 to our 2012 consolidated financial statements and discussions on our critical accounting policies.

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

	2012			2011
In thousands of Reais	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	123,791	162,222	38,431	119,572	173,823	54,251
Labor	47,703	108,014	60,311	47,819	88,834	41,015
Civil	6,520	12,591	6,071	821	7,149	6,328
Total	178,014	282,827	104,813	168,212	269,806	101,594

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

Tax Assessment Notice — Normus

In December 2007, Fibria’s subsidiary, Normus Empreendimentos e Participações Ltda. or Normus received an income tax assessment on earnings of its Hungarian subsidiary from the Brazilian Federal Revenue Service charging Income Tax and Social Contribution, during the period from 2002 to 2006. The amount of the assessment was R$1,528 million updated through December 31, 2012. In September 2011, Normus received a new tax assessment charging Income Tax and Social Contribution for 2007. The amount of the assessment was R$136 million updated through December 31, 2012.

Based on the advice of outside legal counsel, management understands that this Hungarian subsidiary is subject to taxation in its country of incorporation and the position taken by the tax authorities violates Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation, which precludes imposition of net income taxes on the net income of the Brazilian company for operations in Hungary. Based on the position of legal counsel, management understands that the likelihood of an unfavorable outcome for these trials is possible and therefore no provision has been recorded. See Note 24 to our 2012 consolidated financial statements.

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

Nevertheless, the Brazilian Federal Revenue Service served the Company an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used in 2003 and 2004, plus interest, but without imposing any fine, amounting to R$316 million. The Tax Federal Administrative Court cancelled the part of the assessment related with 2003 benefits and the part related with 2004 was upheld. Because this ruling, the amount of the assessment was reduced to R$94 million updated to December 31, 2012. The Company will challenge the Tax Federal Administrative Court ruling in a Judicial Court.

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

IRPJ/CSLL - partial approval

The Company has three requests for the approval of income tax credits with the Brazilian Federal Revenue Service, referring to 1997, 1999 and the fourth quarter of 2000, totaling R$134 million, of which only R$83 million was approved, creating a contingency of R$145 million updated through December 31, 2012. The Company timely appealed the rejection of the tax credits.

With respect to the year 1997, the claim is pending a decision from the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais). With respect to the fourth quarter of 2000, the Company is awaiting a decision from Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais), and with respect to 1999 it awaits a decision on an appeal to the High Court of Justice.

Based on the position of legal counsel, management understands that the likelihood of an unfavorable outcome for these trials is possible and therefore no provision has been recorded.

IRPJ/CSLL - Newark

Fibria received, in December 2007 and December 2010, two tax assessments in the amount, together, of R$219 million where Brazilian Federal Revenue Service charged Income Tax and Social Contribution of Newark Financial Inc., an offshore company controlled by VCP Exportadora e Participações Ltda. (succeeded by Fibria) with respect to the fiscal year 2005. Based on advice of counsel, we have determined that the probability of loss for the first tax assessment (December 2007 - R$137 million) is remote and the probability of loss for the second tax assessment (December 2010 - R$96 million) is possible and, accordingly, no provision has been recorded with respect thereto.

Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

In December 2012, the Company received a tax assessment notice from the Brazilian Federal Revenue Service (Receita Federal do Brasil) with respect to the collection of income tax and social contribution on profits in the amount of R$1,666 million, of which R$556 million corresponds to the alleged tax due and R$1,110 million corresponds to fines and interest. The amount updated through December 31, 2012 was R$1,683 million. The Tax Authorities inquire a probable gain of capital in operation made on February 2007, in which the Company executed an agreement with International Paper for the swap of industrial and forestry assets between both companies. On January 9, 2013 the Company filed an appeal on the Brazilian Federal Revenue Service Delegacy.

Based on the position of Company’s internal and external legal advisors, the probability of loss is possible and no provision has been recorded with respect thereto.

Other Tax liabilities

Fibria has more than 349 proceedings for individual amounts of less than R$100 million. The aggregate amount involved in all of that proceedings is R$1.9 billion. The average value of each proceeding is R$4.7 million.

Tax Amnesty and Refinancing Program

In September 2009, the Brazilian Government launched a tax Amnesty and Refinancing Program (REFIS). This program granted Brazilian companies the right to pay overdue federal taxes in up to 180 installments with reduced penalties and accumulated interest for late payment.

In November 2009, we elected to include the Company in the REFIS. As a condition for joining REFIS, the Company was required to withdraw certain claims it had filed in court challenging its obligation to pay taxes. The total amount included in the program was R$533 million which reduced to R$325 million after the application of the program benefits and use of available tax losses. The remaining balance is fully covered by judicial deposits. See Note 25 to our 2012 financial Statements.

Labor Proceedings

We are a party to approximately 4,896 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and we have recorded a provision for labor proceedings of R$60 million as of December 31, 2012.

Civil Proceedings

We are a party to approximately 1,076 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. We have insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

We have recorded a provision for civil proceedings of R$6 million as of December 31, 2012 corresponding only to the probable losses.

Class Action

In November 2008, a securities class action was filed against the Company and certain of its current and former officers and directors on behalf of purchasers of the Company’s ADRs between April 7 and October 2, 2008. The complaint asserts alleged violations of the US Securities Exchange Act, alleging that the Company failed to disclose information in connection with, and losses arising from, certain derivative transactions.

During our Board of Directors meeting in December 2012, the Company ratified, the agreement under judicial mediation, where the Company and the other co-defendants agreed to pay the full amount of U.S.$37.5 million (equivalent to R$76.6 million) to all holders of ADRs (American Depositary Receipt), from April 7 to October 2, 2008. The Company has active insurance policy D&O (Directors and Officers), to cover a significant amount of this disbursement, with no material effect for us. See Note 24 to our Financial Statements.

Relevant comments regarding tax proceedings

The Company entered on January 1995, with a judicial tax proceeding, aiming the reimbursement of the Tax Incentive denominated “Crédito-Prêmio de IPI”. After final decision favorable for us, which determined the reimbursement of that credit, we recognized the amount of R$93 million under the “Other assets”, in the “Non-current assets” against “Other operational revenue”, net of the lawyer fees. The Company submitted a formal request for the issuance of precatory related to the judicial process.

Remaining judicial deposits (consolidated)

The company has at December 31, 2012 the amount of R$158 million (R$137 million in December 31, 2011) deposited judicially in cases classified by external legal advisors as of remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, Income taxes and to contributions to the INSS, among others of smaller amount. Additionally, it includes the amount of R$59 million of the credit balance of REFIS, as detailed in Note 25.

Significant contingencies resolved

In the six-month period ended June 30, 2012 the Company paid an amount of R$17 million, related to Social Contribution (CSLL) due over export revenue, an amount that was included in the provision for contingencies at December 31, 2011, that also included a provision for fines (part of the R$9 million) which was reverted as the discussion regarding the applicability of taxation of this contribution was almost finalized in the Brazil Supreme Federal Court, which resulted in a reduction of the tax provision.

In prior years, the Company was fined for using tax losses, incurred during the program BEFIEX, more than six calendar years after the recognition of the loss. The updated value of the contingency, whose probability of loss on December 31, 2011 was possible, is R$168 million. On June 2012, this issue was resolved, due to favorable court decision, extinguishing the process.

Land Disputes

In April and October, 2006 and in December 2009, the Brazilian Institute for Land Reform (INCRA) published Public Notes informing that Technical Identification Reports issued by commissions set up by INCRA concluded that approximately 34,430 hectares of land located in the State of Espírito Santo are considered the territory of the Comunidades Quilombolas de Linharinho, São Jorge e São Domingos. From that total area, approximately 25,330 hectares are legitimate property and possession of us. The cases are still underway with no final decision by INCRA. We are confident that the Company’s acquisition of this area by us was made in compliance with the legislation and was registered in the appropriate government offices.

Commitments

The significant contractual obligations and commitments that affect our liquidity are short-term debt, long term debt, take-or-pay contracts, leases and capital expenditures.

Fibria entered into Take or Pay long-term agreements with suppliers of power, transport, diesel fuel and chemical products for the average period of 10 years. These agreements contain termination and suspension clauses of supply due to non-compliance with material obligations. The contractual obligations assumed on December 31, 2012 represented R$259 million p.a. (R$301 million as of December 31, 2011).

See Note 26 to our 2012 consolidated financial statements.

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

Payments of cash dividends and distributions, if any, are made in Brazilian Reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. Dollars and causes such U.S. Dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. Dollars, the amount of U.S. Dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before the dividends are converted. Under the current Brazilian corporate law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Item 10. Additional Information — E. Taxation —Brazilian tax consequences.”

Brazilian law allows the payment of dividends only in Reais limited to the inappropriated retained earnings in our financial statements prepared in accordance with IFRS. At December 31, 2012, in our financial statements prepared in accordance with IFRS, we had inappropriated retained earnings —Reserve for Investments of R$3,512 million. Inappropriated retained earnings as reported in accordance with IFRS may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these inappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with IFRS, unless the negative balance is eliminated by the reversal of other reserves.

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

For the years ended December 31, 2012 and 2011, our Board of Directors recommended that no dividend or interest attributable to capital be paid with respect to the reported results of 2012 and 2011 because of loss recorded in both periods.

B.                                    Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2012, other than the events already described in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.                                    Offer and Listing Details

The ADSs are listed on the New York Stock Exchange under the trading symbol “FBR.” Our common shares trade on the São Paulo Stock Exchange under the symbol “FIBR3” (prior to November 18, 2009 we traded under the symbol “VPCA4”). At December 31, 2012, we had approximately 14,800 shareholders of record at the BM&FBOVESPA.

Market Price Information

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal Reais for each preferred share (until August 12, 2009) and common shares (from August 12, 2009 on) on the São Paulo Stock Exchange. The table also sets forth, for the periods indicated, the reported high and low sales prices per ADS at the last day of each respective quarter. See “Item 3 — Key Information — A. Selected Financial Data — Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below:

		Reais per Share (Preferred share until August 12, 2009, and Common Shares thereafter)		U.S. Dollars per ADS
		High	Low	High	Low

2007	Annual	59.18	36.19	34.45	17.01

2008	Annual	57.46	11.80	38.38	5.32

2009	Annual	39.77	8.51	23.11	3.92

2010	Annual	40.80	24.47	24.13	13.73

2011	First Quarter	27.95	22.90	16.65	13.81
	Second Quarter	26.90	20.45	16.78	12.96
	Third Quarter	20.90	13.66	13.47	7.57
	Fourth Quarter	15.82	12.57	9.48	6.68
	Annual	27.95	12.57	16.78	6.68
2012	First Quarter	16.51	14.24	9.69	7.73
	Second Quarter	16.00	12.37	8.64	6.01
	Third Quarter	19.08	14.32	9.51	7.01
	Fourth Quarter	23.60	14.32	11.50	8.81
	Annual	23.60	12.37	11.50	6.01

Share Price for the most recent six months:
	August	16.75	15.17	8.33	7.40
	September	19.08	14.87	9.51	7.42
	October	19.55	17.24	9.81	8.81
	November	21.44	18.02	10.46	9.16
	December	23.60	21.85	11.50	10.43
	January	26.33	23.34	13.05	11.83
	February (through February 27, 2013)	25.17	21.48	12.69	10.90

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

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2012, the aggregate market capitalization of the 64 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately U.S.$960 billion, and the ten largest companies listed on the São Paulo Stock Exchange Index represented approximately 66% of the market capitalization in the year. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. On December 31, 2012, we accounted for approximately 0.7% of the market capitalization of the companies listed on the Ibovespa Index.

Trading on the São Paulo Stock Exchange by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation See “Item 10 - Additional Information — E. Taxation” and “Item 10. Additional Information — D. Exchange Controls.”

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

For additional information on our material contracts, see “Item 5 - Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

Except as described above, in the event of a capital increase that would (i) maintain the proportion of capital represented by common and preferred shares, the holders of common and preferred shares would have preemptive rights to subscribe to our newly issued shares in proportion to their shareholdings in each class of shares; (ii) modify the proportion of capital represented by common and preferred shares, the holders of common and preferred shares would have preemptive rights to subscribe to our newly issued common and preferred shares, respectively, in proportion to their shareholdings, and to the other class of shares only to the extent necessary to prevent dilution of their interest in their shares; and (iii) create a new class or type of shares, all shareholders have preemptive rights to subscribe to our newly issued shares of such new class or type, in proportion to their shareholdings. You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to the shares to which the rights relate or an exemption from the registration requirements of the Securities Act is available and the ADS depositary determines to make the rights available to you. See “Item 3. Key Information — D. Risk Factors —Holders of our ADSs may not be able to exercise the preemptive rights relating to the shares.”

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

Taxation of foreign exchange transactions (IOF/Exchange Rate)

Pursuant to Decree Law 6.306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by the Non-Brazilian Holder in the common shares and ADSs may be subject to the Tax on Foreign Exchange Transaction (“IOF/Exchange”). Currently, for most exchange transactions related to this type of investment, the rate of IOF/

Exchange is zero, however the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only on a prospective basis.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. Dollar amount of dividends received by an individual with respect to the ADSs will generally be subject to U.S. federal income taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited consolidated financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year. In addition, based on our audited consolidated financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2013 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

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

In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of common shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in the common shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the common shares or ADSs have been held for more than one year. Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders is eligible for taxation at preferential rates (generally 20% for non-corporate U.S. holders). The deductibility of capital losses is subject to certain limitations under the Code. Gain, if any, realized by a U.S. holder on the sale or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of common shares or ADSs, a U.S. holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, common shares or ADSs.

Passive Foreign Investment Company Rules

If 75% or more of our gross income in any taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value) is passive income, or alternatively, if 50% or more of our assets in any taxable year (averaged quarterly over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value) are held for the production of, or produce, passive income, then we will be a PFIC.

Based upon our current and projected income, assets and activities, we do not expect the common shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years. However, because the determination of whether the common shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and the composition of income and assets of entities in which we hold at least a 25% interest from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the common shares or ADSs will not be considered shares of a PFIC for any fiscal year. If the common shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) will generally be subject to adverse tax consequences. A U.S. Holder that holds shares of a PFIC is taxed at ordinary income rates on any gain realized on the sale or exchange of the shares and on any “excess distributions” received. Excess distributions are amounts received by a U.S. person with respect to its shares in any taxable year that exceed 125% of the average distributions received by the U.S. Holder in the shorter of either the three previous years or the U.S. Holder’s holding period for the shares before the current taxable year. Such U.S. holders would also be subject to the imposition of an interest charge on gains or excess distributions allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. If we are deemed to be a PFIC for a taxable year, dividends on our common shares or ADSs would not be “qualified dividend income” subject to preferential rates of U.S. federal income taxation. In addition, if we are a PFIC, U.S. holders would generally be required to comply with annual reporting requirements. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the common shares or ADSs.

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

Internal Revenue Service Circular 230 Notice: To ensure compliance with U.S. Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Form 20-F is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the U.S. federal tax laws; (b) such discussion is written to support the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax adviser.

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

General

We have established a strict framework of internal policies with respect to our currency exposure, commodity prices, interest rate, counterparty risk, cash investments and indebtedness and liquidity. These policies are continuously revised by our Finance Committee in response to different macroeconomic scenarios. The compliance with these policies is monitored by an independent risk department and GRC (Governance, Risk and Compliance), which reports directly to our CEO.

We also use conventional instruments, mainly options, non-deliverable forwards (NDFs) and swaps to mitigate the volatility of foreign exchange rate fluctuations on our revenue. For a portion of our revenue we enter into forward contracts or currency options effectively fixing some revenues in Brazilian Reais to match our budget and goals. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of operations in “Results of derivative financial instruments”.

We use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and also take into account the natural hedge, matching our revenue and debt. Other financial instruments have also been used extensively as part of a defined financial strategy designed to optimize opportunities in the Brazilian foreign exchange and interest rate markets. Like many other Brazilian exporters, we have had access to U.S. Dollar-denominated sources of long-term financing. Opportunities arise between the lower interest rates payable on the U.S. Dollar-denominated export credits compared to the Brazilian interest rate.

In Brazil, we have limited sources of long-term financing denominated in Reais. We believe we have access to a sufficient number of foreign-currency financing sources to meet our needs without resorting to more expensive Real-denominated financing. U.S. Dollar denominated debt also works as a natural hedge for our U.S. Dollar denominated revenue generated from our pulp exports.

Our foreign currency debt reflects a strategy to continue borrowing funds in U.S. Dollars. We have succeeded in lengthening the average maturity of our debt over time. The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 9.6% at December 31, 2011 and 10.6% in December 31, 2012.

Foreign currency risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. Dollar. The vast majority of our debt is denominated in U.S. Dollars. Our revenues are either denominated in U.S. Dollars or linked to U.S. Dollars (domestic pulp sales are denominated in Reais but linked to U.S. Dollar prices), thus our U.S. Dollar denominated debt works to a certain extent as a natural hedging for this exposure. In our income statement, revenues are translated into Reais at the prevailing exchange rate at the time of the sale. On the other, our debt is translated into Reais taking into account the closing foreign currency rate. The difference between those rates may generate a mismatch from the conversion of our revenues and debt into Reais. In order to minimize the effect of the currency mismatch on our financial covenants measurement, we were able to amend those contracts under which those convents are established to do these measurements on U.S. Dollar term.

The following table presents the carrying amount of our assets and liabilities denominated in U.S. Dollars:

	2012	2011
	(in millions of Reais)
Assets in foreign currency
Cash and cash equivalents	891	319
Marketable securities	433	—
Trade accounts receivable	714	916

	2,038	1,235

Liabilities in foreign currency
Loans and financing	8,543	9,230
Trade payables	105	36
Derivative instruments	273	214

	8,921	9,480

Asset (liability) exposure	(6,883)	(8,245)

Sensitivity Analysis

The following table presents the change in the fair value of derivatives, loans and marketable securities, in three adverse exchange rate scenarios. Management believes that a reasonably possible scenario includes an appreciation of the Real against the U.S. Dollar from R$2.0435 as of December 31, 2012 to R$2.0000. However, two different scenarios have also been considered as follows:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value
(in millions of Reais)	Appreciation of the exchange rate to R$2.0000	Depreciation of the exchange rate to R$2.5000	Depreciation of the exchange rate to R$3.000
Derivative instruments	47	(515)	(1,159)
Loans and financing	176	(1,842)	(3,861)
Marketable securities	(28)	299	627

Total impact	195	(2,058)	(4,393)

Interest rate risk

Our net income and operating cash flows are substantially independent of changes in market interest rates because we have no significant interest-bearing assets. Our cash and cash equivalents are mostly denominated in Reais and are based on the CDI rate. On December 31, 2012, the CDI rate was 6.90% p.a. and on December 31, 2011 it was 10.87% p.a.

Our interest rate risk arises from our debt. Our debt is primarily denominated in U.S. Dollar and to a lesser extent to Brazilian Reais. The U.S. Dollar-denominated debt has exposure to fixed rates (mainly the Notes issued by Fibria — Notes 2019, 2020 and

2021) and Libor rates (mainly Export Prepayment Agreements). The Real-denominated debt has exposure to fixed rates, to the Brazilian Interbank Deposit Rate or CDI and to the Brazilian Long Term Interest Rate or TJLP.

As of December 31, 2012, we had loans and financings subject to floating interest rates, which totaled 48.05% of our total indebtedness and bore interest based on LIBOR, TJLP, CDI and a foreign currency basket of our credit facilities with BNDES. Loans and financings subject to fixed rates totaled 51.95% and are primarily linked to our Notes (Fibria 2019, 2020 and 2021).

The table below provides information about our significant interest rate-sensitive instruments and classify our exposures by currency and type of interest rate (floating or fixed).

	2013	2014	2015	After 2015	Total
	(in millions of Reais)
Assets:
Cash and cash equivalents
Floating-rate denominated in Reais	53	—	—	—	53
Fixed-rate denominated in U.S. Dollars	891	—	—	—	891
Marketable securities					—
Floating-rate denominated in Reais	1,919	—	—	—	1,919
Fixed-rate denominated in U.S. Dollars	433				433
Total exposed assets	3,296	—	—	—	3,296

Liabilities:
Floating-rate debt denominated in Reais	306	375	381	1,073	2,135
Floating-rate debt denominated in U.S. Dollars	314	473	332	1,921	3,040
Fixed-rate debt denominated in Reais	12	12	12	54	90
Fixed-rate debt denominated in U.S. Dollars	506	215	—	4,782	5,503
Total exposed liabilities	1,138	1,075	725	7,830	10,768

Derivative Instruments

Most of our revenue is denominated in U.S. Dollars. We have U.S. Dollars/Brazilian Reais forward contracts (NDFs) and currency options (zero cost collars) to protect our short term cash flow from unfavorable exchange rate movements. We also have interest rate swaps and cross-currency swaps to hedge our indebtedness. Our interest rate swaps hedge the LIBOR and our cross-currency swaps hedge, swapping such debt to U.S. Dollar-denominated debt. See Notes 2.6 and 2.7 to our 2012 consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

At December 31, 2012, derivatives held by the Company are as follows:

(i)                                      Non-Deliverable Forwards (“NDF”) are all over-the-counter, cash settled transactions. It is related to a future purchase and/or sale of determined quantity of currency, without initial disbursement, based on a notional amount and a forward price. The total notional amount was U.S.$170 million and the longest maturity date is April, 2013. As of December 31, 2012, the sum of the fair value of these forward contracts was negative R$26 million.

(ii)                                   A swap in which the Company receives three month LIBOR and pays fixed interest rate, with notional amount of U.S. $564 million and last maturity date on May 2019. This swap was contracted to fix the cost of the underlying loan and reduce the Company’s cash flow risk. As of December 31, 2012, the sum of the fair values of these swaps was negative by R$8 million.

(iii)                                A cross-currency swap in which the Company receives CDI (a Brazilian interbank rate in Reais) and pays U.S. Dollar fixed rate. The swap is hedging a Real denominated debt, converting it to a U.S. Dollar-denominated debt. The notional amount is U.S.$306 million and, the longest maturity is August 2020. As of December 31, 2012, the sum of the fair values of these swaps was negative by R$78 million.

(iv)                               A cross-currency swap in which the Company receives TJLP (Brazilian Long Term Interest Rate) in Brazilian Real and pays U.S. Dollar fixed rate. It swaps the debt currency of BNDES long term loans of R$569 million to U.S.$570 million, with maturity to December 2017. As of December 31, 2012, the sum of the fair values of those swaps was negative by R$148 million.

(v)                                  A cross-currency swap in which the Company receives Brazilian Real fixed rate and pays U.S. Dollar fixed rate. It swaps the debt currency of a long term loans of R$183 million to U.S.$98 million, with maturity to December 2017. As of December 31, 2012, the sum of the fair values of those swaps was negative by R$13 million.

(vi)                               An option based strategy known as Collar, which provides a floor and a cap to the foreign currency rate between U.S. Dollar and Brazilian Real. The instrument is used to protect our U.S. Dollar revenue in a given range in Brazilian Real. As of December 31, 2012, the notional amount was U.S.$410 million, and the sum of the fair values was R$1 million.

The following procedures were adopted for the derivatives contract valuations as of December 31, 2012:

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

(iii)                                Currency Options: were calculated using the Garman-Kohlhagen option pricing formula, a Black and Scholes formula variation. The volatility is obtained from BM&FBOVESPA option market rates.

Our derivatives counterparties are all financial institutions, most of them, with rating equal or better than A / A2 (from Fitch, S&P or Moody’s) or brAA- / AA3.br.

The following table provides the notional and the fair value of our financial derivatives as of December 31, 2012:

	Notional amount	Fair value as of December 31, 2012
	(in millions of U.S. Dollars)	(in millions of Reais)
NDF (U.S.$)	170	(26)
Swap CDI x USD	306	(79)
Swap LIBOR 3M x Fixed	564	(8)
Swap TJLP x USD	350	(148)
Swap BRL x USD	98	(13)
Zero Cost Collar	410	1
		(273)

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Citibank, N.A., as depositary, has agreed to reimburse the Company for expenses it incurs that are related to the establishment and maintenance of the ADS program. The depositary has agreed to reimburse the Company for its continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse the Company annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to the Company based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2012 the depositary reimbursed the Company in the amount of U.S.$840 thousand (net of tax).

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

Management assessed the effectiveness of Fibria’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (COSO). Based on this assessment, management concluded that, as of December 31, 2012, Fibria’s internal control over financial reporting is effective based on those criteria.

Changes in internal controls. There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their attestation report which appears herein.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Samuel de Paula Matos, a member of our Board of Directors and of our Audit and Risk Committee, is an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has adopted a code of ethics (“Code of Ethics”) that applies to all Fibria’s employees, including the members of our financial department, our chief executive officer, our chief financial officer and our chief accounting officer. No waivers, either explicit or implicit, of provisions of the Code of Ethics were granted to our chief executive officer, chief financial officer or chief accounting officer in 2012. A copy of our Code of Ethics has been filed as Exhibit 11.1 to this annual report.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2012 and 2011.

Year Ended December 31	2012	2011
	(In thousands of Reais)
Audit Fees	4,321	3,393
Tax Fees	65	89
Audit-Related Fees	149	246
Total	4,535	3,728

Audit Fees

Audit fees in 2012 and 2011 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the integrated audit of our annual financial statements, reviews of quarterly financial statements, statutory audits of our subsidiaries, the bond offers and of our internal control over financial reporting, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Tax Fees

Tax fees in 2012 and 2011 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with tax services related to the audit procedures. Includes fees charged in connection with the review of the income tax returns of Fibria Celulose S.A.

Audit-Related Fees

Audit-related fees in 2012 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the assessment and recommendations for improvements and internal control over financial reporting.

Pre-Approval Policies and Procedures

Our Audit and Risk Committee pre-approves all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Under the Sarbanes Oxley Act of 2002, audit and risk committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2012 and 2011 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

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

2.(a)(2) ********	Free translation of the Novo Mercado Listing Rules

2.(b)(1)****

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

2.(b)(2)*******	Indenture dated as of March 3, 2011 among Fibria Overseas Finance Ltd., Fibria Celulose S.A. and Deutsche Bank Trust Company Americas, in respect of the 6.750% Senior Notes due 2021

2.(b)(3)*******	Indenture dated as of May 4, 2010 among Fibria Overseas Finance Ltd., Fibria Celulose S.A. and Deutsche Bank Trust Company Americas, in respect of the 7.500% Senior Notes due 2020.

2.(b)(4)

The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

Exhibit Number	Description
3.1.+++++	Investment Agreement, dated January 19, 2009, among us, VID, BNDESPar and VPar

3.2##	Form of Shareholders’ Agreement, dated October 29, 2009, among us, VID, BNDESPar and VPar

4.1+	Exchange Agreement dated September 19, 2006 by and between Votorantim Celulose e Papel S.A. and International Paper Investments (Holland) B.V.

4.2+++	Financing Agreement dated July, 2008 through credit facility of R$540,000,000.00 by and between the National Bank of Economic and Social Development — BNDES, VCP

4.6********	Quota Purchase and Sale Agreement dated as of September 22, 2011 between the Company and Oji Paper Co. Ltd., together with ancillary agreements.

6	See Note 34 to our 2012 consolidated financial statements for information explaining how earnings per share were calculated.

8	See Note 2 and 17 to our 2012 consolidated financial statements for information regarding our subsidiaries.

11.1‡	English translation of Code of Ethics.

12.1‡	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer.

12.2‡	Rule 13a-14(a)/15(d)-14(a) Certificate of the Chief Financial Officer

13.1‡	Section 1350 Certification of Chief Executive Officer.

13.2‡	Section 1350 Certification of the Chief Financial Officer

23.01‡	Consent of Independent Registered Public Accounting Firm

**	Incorporated herein by reference to our registration statement on Form F-6 filed on June 24, 2009 (File No. 160187).

***	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2004 (File No. 001-15018).

****	Incorporated herein by reference to our annual report on Form 20-F filed on June 29, 2006 (File No. 001-15018).

*****	Incorporated herein by reference to our submission on Form 6-K filed on October 23, 2009 (File No. 001-15018).

********	Incorporated herein by reference to our annual report on Form 20-F filed on February 29, 2012 (File No. 001-15018)

+	Incorporated herein by reference to our annual report on Form 20-F filed on February 1, 2007 (File No. 001-15018).

++	Incorporated herein by reference to our annual report on Form 20-F filed on January 31, 2008 (File No. 001-15018).

+++++	Incorporated herein by reference to our submission on Form 6-K filed on January 27, 2011 (File No. 001-15018).

##	Incorporated herein by reference to Exhibit 3.1.10 to Exhibit 3.1 to our submission on Form 6-K filed on January 27, 2011 (File No. 001-15018).

Exhibit Number	Description
#	Incorporated herein by reference to our submission on Form 6-K filed on May 26, 2012 (File No. 001-15018).

‡	Filed herewith.

Fibria Celulose S.A.

Consolidated financial statements at

December 31, 2012
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

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2012 the Company’s internal control over financial reporting is effective.

São Paulo, January 30, 2013

/s/ Marcelo Strufaldi Castelli	/s/ Guilherme Perboyre Cavalcanti

Marcelo Strufaldi Castelli	Guilherme Perboyre Cavalcanti

Chief Executive Officer	Chief Financial Officer and Investor Relations Officer

Report of independent registered
public accounting firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

1                                        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit or loss, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Fibria Celulose S.A.

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

São Paulo, January 30, 2013

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of reais

	2012	2011

Assets
Current
Cash and cash equivalents (Note 9)	943,856	381,915
Marketable securities (Note 10)	2,351,986	1,677,926
Derivative instruments (Note 11)	18,344	31,638
Trade accounts receivable, net (Note 12)	754,768	945,362
Inventories (Note 13)	1,183,142	1,178,707
Recoverable taxes (Note 14)	209,462	327,787
Assets held for sale (Note 35)	589,849	644,166
Other assets	194,526	108,062

	6,245,933	5,295,563

Non-current
Derivative instruments (Note 11)	26,475	43,446
Related parties receivables (Note 16)	6,245	5,469
Deferred taxes (Note 15)	868,192	991,768
Recoverable taxes (Note 14)	657,830	677,232
Advances to suppliers (Note 22)	740,310	760,611
Judicial deposits (Note 24(e))	157,567	137,060
Other assets	172,612	95,060
Investments (Note 17)	40,674	7,506
Biological assets (Note 18)	3,325,604	3,264,210
Property, plant and equipment (Note 19)	11,174,561	11,841,247
Intangible assets (Note 20)	4,717,163	4,809,448

	21,887,233	22,633,057

Total assets	28,133,166	27,928,620

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of reais

	2012	2011

Liabilities and shareholders’ equity
Current
Loans and financing (Note 23)	1,138,005	1,092,108
Trade payable	435,939	373,692
Payroll, profit sharing and related charges	128,782	134,024
Taxes payable	41,368	53,463
Derivative instruments (Not-e 11)	54,252	163,534
Liabilities related to the assets held for sale (Note 1(d)(ii))	470,000
Dividends payable	2,076	1,520
Other payable	204,833	142,367

	2,475,255	1,960,708

Non-current
Loans and financing (Note 23)	9,629,950	10,232,309
Derivative instruments (Note 11)	263,646	125,437
Taxes payable	77,665	76,510
Deferred taxes (Note 15)	227,923	739,878
Related parties payables (Note 16)	385
Provision for contingencies (Note 24)	104,813	101,594
Other payable	160,564	152,509

	10,464,946	11,428,237

Total liabilities	12,940,201	13,388,945

Shareholders’ equity (Note 27)
Capital (Note 27(a))	9,729,006	8,379,397
Capital reserve	2,688	2,688
Treasury shares	(10,346)	(10,346)
Statutory reserves (Note 27(c))	3,815,584	4,520,290
Other reserves	1,618,824	1,618,824

Equity attributable to shareholders of the Company	15,155,756	14,510,853
Equity attributable to non-controlling interests	37,209	28,822

Total shareholders’ equity	15,192,965	14,539,675

Total liabilities and shareholders’ equity	28,133,166	27,928,620

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of profit or loss

Years ended December 31

In thousand of reais, except for the income per shares

	2012	2011	2010

Continuing operations

Net revenues (Note 30)	6,174,373	5,854,300	6,283,387
Cost of sales (Note 32)	(5,237,258)	(5,124,269)	(4,694,659)

Gross profit	937,115	730,031	1,588,728

Operating income (expenses)
Selling expenses (Note 32)	(298,052)	(294,928)	(281,428)
General and administrative (Note 32)	(286,002)	(310,425)	(312,316)
Equity in losses of associate	(592)	(414)	(7,328)
Other operating income (expenses), net (Note 32)	354,026	253,395	(7,499)

	(230,620)	(352,372)	(608,571)

Income before financial income and expenses	706,495	377,659	980,157

Financial income (Note 31)	167,646	217,000	374,426
Financial expenses (Note 31)	(944,405)	(873,005)	(1,192,532)
Result of derivative financial instruments (Note 31)	(184,465)	(276,877)	152,284
Foreign exchange gain (loss) (Note 31)	(735,001)	(935,789)	301,604

	(1,696,225)	(1,868,671)	(364,218)

Income (loss) from continuing operations before taxes on income	(989,730)	(1,491,012)	615,939

Taxes on income
Current (Note 15)	(42,167)	67,835	59,627
Deferred (Note 15)	333,927	314,408	(146,924)

Net income (loss) from continuing operations	(697,970)	(1,108,769)	528,642

Discontinued operations
Net income from discontinued operations (Note 35)		240,655	74,512

Net income (loss)	(697,970)	(868,114)	603,154

Attributable to
Shareholders of the Company - continuing operations	(704,706)	(1,113,277)	524,134
Shareholders of the Company - discontinuing operations		240,655	74,512
Non-controlling interest	6,736	4,508	4,508

Net income (loss)	(697,970)	(868,114)	603,154

Basic and diluted earnings (loss) per share - continuing operations (in reais) (Note 34)	(1.34)	(2.38)	1.12

Basic and diluted earnings per share - discontinuing operations (in reais) (Note 34)		0.51	0.15

There was no amount of other comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010 and for that reason a “Statement of comprehensive income (loss)” is not presented.

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

In thousands of reais, unless otherwise indicated

	Capital					Statutory reserves
		Transaction						Special reserve	Retained
		costs to the						for minimum	earnings		Non-
		capital	Capital	Treasury	Other			dividends	(accumulated		controlling
	Capital	increase	reserve	shares	reserves	Legal	Investments	not distributed	losses)	Total	interest	Total

As of January 1st, 2010	8,379,397		2,688	(756)	1,629,098	273,868	4,650,241	121,958		15,056,494	18,925	15,075,419
Total income
Net income									598,646	598,646	4,508	603,154
Transactions with shareholders
Realization of revaluation reserve, net of tax					(1,195)				1,195
Acquisition of own shares for treasury				(9,590)						(9,590)		(9,590)
Minimum mandatory dividends								(121,958)	(142,179)	(264,137)		(264,137)
Legal reserve appropriation						29,932			(29,932)
Investment reserve appropriation							427,730		(427,730)

Total transactions with shareholders				(9,590)	(1,195)	29,932	427,730	(121,958)	(598,646)	(273,727)		(273,727)

As of December 31, 2010	8,379,397		2,688	(10,346)	1,627,903	303,800	5,077,971			15,381,413	23,433	15,404,846
Total loss
Net income (loss)									(872,622)	(872,622)	4,508	(868,114)
Transactions with shareholders
Capital increase											881	881
Realization of revaluation reserve, net of tax					(9,079)				9,079
Lapsed dividends									2,062	2,062		2,062
Investment reserve appropriation							(861,481)		861,481

Total transactions with shareholders					(9,079)		(861,481)		872,622	2,062	881	2,943

As of December 31, 2011	8,379,397		2,688	(10,346)	1,618,824	303,800	4,216,490			14,510,853	28,822	14,539,675
Total loss
Net income (loss)									(704,706)	(704,706)	6,736	(697,970)
Transactions with shareholders
Capital increase (Note 27(a))	1,361,380	(11,771)								1,349,609		1,349,609
Capital increase of non- controlling interest (Portocel)											3,335	3,335
Proposal of dividends - non- controlling interest (Portocel)											(1,684)	(1,684)
Investment reserve appropriation							(704,706)		704,706

Total transactions with shareholders	1,361,380	(11,771)					(704,706)		704,706	1,349,609	1,651	1,351,260

As of December 31, 2012	9,740,777	(11,771)	2,688	(10,346)	1,618,824	303,800	3,511,784			15,155,756	37,209	15,192,965

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows

Years ended December 31

In thousand of reais

	2012	2011	2010

Income (loss) from continuing operations before taxes on income	(989,730)	(1,491,012)	615,939

Adjusted by
Income before taxes on income from discontinued operations (Note 35)		364,629	112,897
Depreciation, depletion and amortization	1,720,067	1,838,827	1,616,705
Depletion of wood from forestry partnership programs	128,241	45,368	49,686
Unrealized foreign exchange (gains) losses, net	735,001	935,922	(301,677)
Change in fair value of derivative financial instruments	184,465	276,877	(152,284)
Equity in losses of associate	592	414	7,328
Gain on sale of investments (CONPACEL, KSR and Piracicaba) (Note 35(b)(iii))		(532,850)
Accretion of present value - payable for Aracruz acquisition		40,893	289,830
Loss (gain) on disposal of property, plant and equipment	(64,419)	(25,361)	17,472
Interest and gain and losses in marketable securities	(143,809)	(178,895)	(199,000)
Interest expense	681,840	660,084	743,417
Change in fair value of biological assets (Note 32)	(297,686)	(145,884)	(92,319)
Financial charges of Eurobonds “Fibria 2020” partial repurchase transaction	150,917
Provisions and other	107,051	124,632	53,282

Decrease (increase) in assets
Trade accounts receivable	246,798	160,940	(354,363)
Inventories	45,236	(148,446)	(108,392)
Recoverable taxes	(16,875)	(177,117)	(104,054)
Related parties		(161)	(5,307)
Other assets/advances to suppliers	(20,857)	63,506	33,027

Decrease (increase) in liabilities
Trade payable	57,762	5,916	81,788
Taxes payable	(38,475)	(26,321)	6,574
Payroll, profit sharing and related charges	(5,241)	22,386	5,924
Other payable	(32,182)	(78,829)	(3,416)

Cash provided by operating activities	2,448,696	1,735,518	2,313,057

Interest received	131,637	198,880	120,848
Interest paid	(651,288)	(582,047)	(722,305)
Income taxes paid	(14,712)	(4,151)	(15,514)

Net cash provided by operating activities	1,914,333	1,348,200	1,696,086

Cash flows from investing activities
Installments paid for acquisition of Aracruz		(1,481,569)	(2,533,333)
Installments paid for acquisition of Ensyn	(40,674)
Acquisition of property, plant and equipment and forest	(1,001,711)	(1,240,189)	(1,066,129)
Advance for wood acquisition from forestry partnership program	(76,556)	(176,479)
Marketable securities, net	(660,951)	(56,978)	1,754,560
Proceeds from sale of investments (CONPACEL, KSR and Piracicaba) (Note 35(a)(iii))		2,076,143
Proceeds from sale of property, plant and equipment	274,743	82,491	19,990
Advances received from the disposal of assets (Losango) (Note 35)	470,000
Derivative transactions settled (Note 11(c))	(126,368)	69,982	24,434
Others	714	(1,067)	(17,773)

Net cash used in investing activities	(1,160,803)	(727,666)	(1,818,251)

Cash flows from financing activities
Borrowings	864,334	2,707,265	6,291,579
Repayments - principal amount	(2,410,719)	(3,109,589)	(6,342,426)
Net of capital increase (Note 27)	1,343,546
Dividends paid		(263,902)
Treasury stock acquisition			(9,590)
Premium paid in the Eurobonds “Fibria 2020” repurchase transaction	(62,158)
Other	6,747	17,093	(124)

Net cash used in financing activities	(258,250)	(649,133)	(60,561)

Effect of exchange rate changes on cash and cash equivalents	66,661	(20,949)	(31,290)

Net increase (decrease) in cash and cash equivalents	561,941	(49,548)	(214,016)

Cash and cash equivalents at beginning of year	381,915	431,463	645,479

Cash and cash equivalents at end of year	943,856	381,915	431,463

Supplemental non cash flow information
Amount payable for acquisition of Aracruz			1,440,676

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil under the name Fibria Celulose S.A., as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these financial statements as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarter and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the stock exchange of New York (NYSE) and we are subject to reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are the growth of renewable and sustainable forests and the manufacturing and sale of blenched eucalyptus kraft pulp. After divesting our paper production activities in 2011, we operate a single operational segment: producing and selling short fiber pulp.

Our bleached pulp is produced from eucalyptus trees resulting in a variety of high quality hardwood pulp, with short fibers, generally used in the manufacture of toilet paper, uncoated and coated paper for printing and writing and coated cardboard for packaging. We use different energy sources such as thermal and electric, including black liquor, biomass derived from wood debarking, barks and scraps.

Our business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods. The most common factors that affect global pulp prices are: (i) global demand for products from pulp; (ii) global production capacity and strategies adopted by the main producers and (iii) availability of substitutes for these products. All these factors are beyond our control.

In 2012, we established strategic alliance with Ensyn Corporation (“Ensyn”), to leverage our expertise in forest and the competitive position in Brazil for develop alternatives with high value aggregated to complement our global leadership and excellence in production of pulp. We believe that our competencies and the Ensyn’s technology can generate a relevant business in the biofuel segment in the future. The details of that strategic alliance are presented in item (h) below.

(b)                                Facilities in operation and forest base

The Company operates the following facilities as of December 31, 2012 to produce bleached eucalyptus kraft pulp with a total annual capacity of approximately 5.25 million tons:

Pulp production facility	Location (Brazil)	Annual production capacity - tons

Aracruz	Espírito Santo	2,300,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	550,000

		5,250,000

(*)    Represents 50% of the annual production capacity of Veracel’s pulp mill consistently with the proportional consolidation of the results of operations of Veracel in our consolidated statement of operations.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Fibria produces hardwood pulp from planted eucalyptus trees which we refer to as forests and the average extraction cycle of the forest is between six and seven years and are located in six Brazilian States, consisting of approximately 970 thousand hectares as of December 31, 2012, including reforested and protected areas, as follows (in thousand hectares):

	Area of forest	Total area

State
São Paulo	79,649	147,664
Minas Gerais	13,274	27,207
Rio de Janeiro	1,637	3,369
Mato Grosso do Sul	228,410	347,512
Bahia	134,821	263,959
Espírito Santo	105,204	180,305

	562,995	970,016

The forest base of the Losango project in the State of Rio Grande do Sul is excluded from the table above as such assets qualify as assets held for sale and are being presented as such as detailed in item (d)(ii) and Note 35.

(c)                                 Logistics

Most of the pulp produced for export is delivered to customers by means of sea vessels on the basis of long-term contracts with the owners of vessels. In October 2010 we entered into a long-term contract for 25 years with dedicated fleet to optimize the international logistics and ensure operational stability and competitiveness and freight services began on November 2012, through one sea vessel with capacity to transport 54 thousands of pulp.

The company operates in two ports, Santos and Barra do Riacho. The port of Santos is located on the coast of the State of São Paulo and seeps the pulp produced in the Jacareí and Três Lagoas plants and is operated under a concession from the Federal Government, through the Companhia Docas do Estado de São Paulo - CODESP.

The port of Barra do Riacho is a port specialized in pulp and is located about three kilometers from Aracruz unit, in the State of Espírito Santo and seeps the pulp produced in the Aracruz and Veracel plants. This port is operated by Portocel - Terminal Especializado Barra do Riacho S.A . (“Portocel”) - a company controlled by Fibria (which has a 51% interest in the share capital). Portocel operates under authorization of the federal government through a contract signed on November 14, 1995.

The concession period of one terminal in the port of Santos ends in 2007; however, we are looking for alternatives to seep the pulp produced in order to preserve the capacity to export, in connection to the production in the long term.

(d)                               Current assets held for sale

During the years presented the Company approved and consummated the sale of certain Cash Generating Units (CGUs) and of certain assets, as presented in the following table:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

CGU/Asset	Reference	Classification for accounting purposes	Date when classified for accounting purposes	Date when the sale was consummated

CONPACEL CGU	Note 35(b) and Note 1(d)(i)	Assets held for sale and discontinued operations	December 2010	January 2011

KSR CGU	Note 35(b) and Note 1(d)(i)	Assets held for sale and discontinued operations	December 2010	February 2011

Piracicaba CGU	Note 35(b) and Note 1(d)(i)	Assets held for sale	June 2011	September 2011

Losango project assets	Note 1(d)(ii) and Note 35(a)	Assets held for sale	June 2011	Not yet consummated (*)

Forests and land located in the south of the Bahia State	Note 1(d)(iii) and Note 35(b)	Assets held for sale	March 2012	December 2012

(*)    On December 28, 2012, the Company signed with CMPC Celulose Riograndense S.A. (“CMPC”) the final sale and purchase agreement for the sale of these assets with a total sale price of R$ 615 million. Consummation of the sale is subject to grant of government approvals as described in the Note 1(d)(ii).

(i)                                   Sale of CONPACEL, KSR and Piracicaba

On December 21, 2010, the Board of Directors approved the disposal of the following CGUs: Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora. The CONPACEL pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 kilotons and a paper mill with an annual production capacity of 390 kilotons, and approximately 71 thousand hectares of timberland, 30 thousand hectares of protected forest, a distribution business unit which operates 19 branches throughout Brazil and a distribution warehouse located in the State of São Paulo.

The Company concluded the sale of the net assets of CONPACEL and KSR on January 31, 2011 and February 28, 2011, respectively, for an aggregate sale consideration of R$ 1.5 billion, through the execution of the sales and purchase agreement with Suzano Papel e Celulose S.A. (“Suzano”), meeting the terms and conditions precedent of the sale and purchase agreement and through the payment of selling price by Suzano.

The Company also concluded the sale of the net assets of the CGU Piracicaba on September 29, 2011, consisting of a plant to produce thermal papers, coated and carbonless, located at the Piracicaba City, in the State of São Paulo, with an annual capacity over 160 thousand tons, to Oji Paper CO., LTD. (“Oji”) for an aggregate sale consideration of US$ 313 million, equivalent to R$ 567,375 at that date. The sale was consummated through the transfer of the net assets of the unit to Piracicaba Indústria de Papéis Especiais e Participações Ltda. and the subsequent sale of the quotas of such entity to Oji.

The disposal of these CGUs is consistent with our strategy of concentrating activities in the pulp business and strengthening our focus in the pulp market.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

We used the proceeds of those sales to reduce our debt levels. Information on the assets, liabilities, profit and loss and cash flows of the CGUs sold are presented in Note 35.

(ii)                               Demobilization of lands and forestry assets

Losango project assets

On June 30, 2011, we decided to classify as held for sale the assets related to Losango project assets, comprised of approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul.

On September 10, 2012, we entered into a binding agreement for the sale of all Losango project assets for a total maximum price of R$ 615 million and on December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement. The transaction was approved by the Conselho Administrativo de Defesa Econômica (CADE), a competition authority and on such date the first installment of the purchase price in the amount of R$ 470 million was paid to us. The second installment, in the amount of R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. The final remaining installment of R$ 5 million is payable to us upon the consummation of the transfer of the existing land lease contracts related to the asset and applicable government approvals. The purchase and sale agreement establish a period of 48 months renewable, at the option of CPMC, for additional 48 months to obtain the required government approvals. If the approval is ultimately not obtained we are required to return to CMPC the first installment it paid to us plus interest rate and the escrow deposit made by CMPC will revert to it. We have recorded the amount of the first installment received as liability under “Advances received related to assets held for sale”.

Since completion of the sale is depending on such government approvals the assets continue to be classified as assets held for sale at December 31, 2012 and until the sale is consummated. Upon classification as assets held for sale the carrying amount of the assets held for sale (all of which are non-current) was compared to its estimated fair value less cost of sale and no impairment loss was identified.

The Losango assets did not generated any significant result in 2012.

The carrying amounts of the assets related to items (i) and (ii) above, are disclosed in Note 35.

Forests and land located in the south of Bahia

On March 8, 2012, as part of our strategy to strengthen our capital structure, we entered into a binding agreement with Fundo Florestas do Brasil (the “Fund”), through its subsidiary Caravelas Florestal S.A., for the sale of certain forests and land located in the south of Bahia, consisting of 16,152 thousand hectares of forests of eucalyptus for timber and pulp with an average annual production of 660 cubic meters of wood.

On June 29, 2012, Fibria signed a purchase and sale agreement for these assets in the total amount of R$ 235 million. A cash payment of R$ 200 million was received as an advance at the same date. On December 7, 2012, the transaction was completed upon the purchaser signing an acceptance notice.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

As result of the due diligence process conducted by the purchaser, the sale price was adjusted to
R$ 210 million. The remaining balance of R$ 10 million will be received by the Company during 2013 and is registered under “Other receivables”, in the current assets.

The amount of R$ 19,551 was recognized in the statement of profit and loss, which is the further details are presented in Note 35.

(e)                                 Companies merged and liquidated not affecting the consolidated financial statements

During the years ended December 31, 2012 and 2011, management undertook certain corporate reorganizations in order to simplify the organizational structure of Fibria, including merger and liquidation of direct and indirect subsidiaries in Brazil and abroad. The following is a summary of events occurring during the years then ended:

Company	Country	Relationship	Date of merger or beginning of liquidation	Interest on share capital - %

Liquidation
Aracruz Trading	Panamá	Subsidiary	February 2010	100
Aracruz International Financial	Cayman	Indirect subsidiary	October 2010	100
Ara Pulp Com. Imp. Exp. Unipessoal Ltda.	Portugal	Subsidiary	December 2010	100
VCP North America	United States of America	Indirect subsidiary	June 2011	100
Riocell Trade	Isle of Man, UK	Indirect subsidiary	September 2011	100
Riocell Limited	Guernsey	Subsidiary	September 2011	100
Newark Financial	British Virgin Islands	Direct subsidiary	June 2012	100

Merger
Alícia Papéis S.A.	Brazil	Subsidiary	September 2010	100
Mucuri Agroflorestal Ltda. into Fibria	Brazil	Subsidiary	July 2011	100

The companies that were liquidated did not have any significant assets or liabilities and as a result there were no significant impacts on the results of Fibria.

Additionally, a difference between its carrying amount and the fair value of land held by Mucuri Agroflorestal was recognized during the Aracruz’s acquisition, in the amount of R$ 478,925, which was recorded as part of fixed assets as demonstrated in Note 19.

(f)                                  Change in the international corporate structure

In November 2011, management approved, subject to certain conditions, a project for a corporate restructuring of our international activities, which considered the transfer of the current commercial operational, logistics, administrative and financial operations of Fibria Trading International KFT to another subsidiary of Fibria.

The international corporate reorganization restructuring includes different stages and its final completion is expected to be around December 2014. However, the implementation of the restructuring planned depends on approval of the local authorities of each country involved.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(g)                                Public offering of common shares

On April 30, 2012, we concluded a primary public offering of common shares, obtaining gross proceeds of R$ 1,361,380 (the “Public Offering”).

The Public Offering was carried out in accordance with our strategy to strengthen the capital structure and to improve our leverage ratios, as described in Note 4. The details of this operation are described in Note 27(a).

(h)                                Acquisition of equity investment

On October 2, 2012, we established strategic alliance with Ensyn Corporation (Ensyn), a private company incorporated in Delaware, USA. This alliance includes a US$ 20 million equity investment in Ensyn by FIBRIA and the establishment of an equally-owned joint venture to be incorporated in Delaware for future investments in the production of cellulosic liquid fuels and chemicals in Brazil. This joint venture has not been incorporated.

Ensyn has developed the Rapid Thermal Processing™ (RTP) technology, which transforms wood and other non-food biomass into renewable liquid fuels and chemicals. Ensyn’s key renewable liquid fuel, Renewable Fuel Oil™ (RFO), is a multi-purpose petroleum replacement fuel which use includes heating, conversion to transportation fuels and power generation in diesel engines.

The US$ 20 million equity investment in Ensyn capital provided us with ownership of approximately 6% of Ensyn voting shares and the right to nominate one member to Ensyn’s Board of Directors. It also provided certain rights which, if exercised, would allow us to invest an additional US$ 10 million and increase our holdings to as much as 9% of Ensyn’s equity capital.

Our investment in Ensyn includes shares which are accounted for as a available-for-sale financial instrument for the amount of R$ 34,573 and the warrant of R$ 6,101 are accounted for as derivative instruments (trading). The total of R$ 40,674 is accounted under “Investment” (Note 17).

2                                        Presentation of financial statements and summary of significant accounting policies

2.1                              Financial statements - basis of preparation

(a)                                Accounting policies used

The Company’s consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors on January 29, 2013.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

2.2                              Consolidation

2.2.1                    Consolidated financial statements

(a)                                Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Group has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Fibria controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases.

Exclusive or controlled investment funds are consolidated.

(b)                                Joint ventures

Jointly ventures are legal entities in which the Company has joint-control, established by contract, over the economic activity and for which strategic, financial and operating decisions about the investee’s activities require the unanimous approval by the parties which share control. The jointly ventures of the Company Veracel Celulose S.A. (“Veracel”), Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and VOTO - Votorantim Overseas Trading Operations IV Limited (“VOTO IV”) have been consolidated proportionally based on the Company’s ownership percentage.

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss of value (impairment) of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

The balance of current and non-current assets, current and non-current liabilities, profit and loss at December 2012 and 2011 of the jointly-ventures mentioned above are presented as follow:

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

	2012
	Veracel		Asapir		VOTO IV
	100%	50%	100%	50%	100%	50%

Asset
Current assets	461,064	230,532	43,864	21,932	6,254	3,127
Non-current assets	3,277,348	1,638,674	406	203	829,662	414,831

Total	3,738,412	1,869,206	44,270	22,135	835,916	417,958

Liabilities and shareholders’ equity
Current liabilities	424,280	212,140	1,994	997	(1,878)	(939)
Non-current liabilities	458,688	229,344	5,474	2,737	780,372	390,186
Shareholders’ equity	2,855,444	1,427,722	36,802	18,401	57,422	28,711

Total liabilities and shareholder’s	3,738,412	1,869,206	44,270	22,135	835,916	417,958

Profit and loss
Net revenue	988,442	494,221
Cost of sales	(840,732)	(420,366)

Gross profit	147,710	73,855
General and administrative	(34,510)	(17,255)
Selling expenses	(26,192)	(13,096)
Other operating income (expenses), net	45,483	22,742	(2,728)	(1,364)

Operational income (loss)	132,491	66,246	(2,728)	(1,364)
Financial result, net	(68,622)	(34,311)	(1,374)	(687)	1,742	871

Income (loss) before taxes	63,869	31,935	(4,102)	(2,051)	1,742	871
Taxes on income, net	(16,014)	(8,007)

Net income (loss)	47,855	23,928	(4,102)	(2,051)	1,742	871

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

	2011
	Veracel		Asapir		VOTO IV
	100%	50%	100%	50%	100%	50%
Asset
Current assets	265,510	132,755	51,030	25,515	22,764	11,382
Non-current assets	3,443,370	1,721,685	7,606	3,803	761,574	380,787

Total	3,708,880	1,854,440	58,636	29,318	784,338	392,169

Liabilities and shareholders’ equity
Current liabilities	483,482	241,741	2,406	1,203	(1,028)	(514)
Non-current liabilities	417,808	208,904	15,326	7,663	734,254	367,127
Shareholders’ equity	2,807,590	1,403,795	40,904	20,452	51,112	25,556

Total liabilities and shareholder’s	3,708,880	1,854,440	58,636	29,318	784,338	392,169

Profit and loss
Net revenue	837,406	418,703
Cost of sales	(757,070)	(378,535)

Gross profit	80,336	40,168
General and administrative	(25,766)	(12,883)
Selling expenses	(76,382)	(38,191)
Other operating income (expenses), net	62,730	31,366	(5,742)	(2,870)	(64)	(32)

Operational income (loss)	40,918	20,460	(5,742)	(2,870)	(64)	(32)
Financial result, net	(80,536)	(40,268)	(154)	(77)	4,388	2,194

Income (loss) before taxes	(39,618)	(19,808)	(5,896)	(2,947)	4,324	2,162
Taxes on income, net	4,812	2,406	(5,242)	(2,621)

Net income (loss)	(34,806)	(17,402)	(11,138)	(5,568)	4,324	2,162

(c)                                 Associated companies

Associates are all entities over which the company has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost value, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

At December 31, 2012 and 2011, our only associate is Bahia Produtos de Madeira S.A. (previously called Aracruz Produtos de Madeira S.A.).

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

(d)                                Subsidiaries and joint-ventures included in the consolidated financial statements

The subsidiaries and joint-ventures included in the consolidation are as follows:

	Percentage of total capital
	2012			2011	2010
	Direct	Indirect	Total	Total	Total

Companies located in Brazil
Normus Empreendimentos e Participações Ltda.	100		100	100	100
Fibria-MS Celulose Sul Mato-Grossense Ltda.	100		100	100	100
Fibria Terminais Portuários S.A.	100		100	100	100
Projetos Especiais e Investimentos S.A.	100		100	100	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51		51	51	51
Veracel Celulose S.A. (ii)	50		50	50	50
Asapir Produção Florestal e Comércio Ltda. (ii)	50		50	50	50
Mucuri Agroflorestal S.A. (i)					100

Abroad
VOTO - Votorantim Overseas Trading Operations IV Limited (ii)	50		50	50	50
Fibria Trading International KFT	48.3	51.7	100	100	100
Fibria Overseas Holding KFT		100	100	100	100
Newark Financial Inc (i)				100	100
Fibria Overseas Finance Ltd.	100		100	100	100
Fibria International GMBH.		100	100	100	100
Fibria Celulose (USA) Inc.	100		100	100	100
Fibria (Europe) S.A.		100	100	100	100
VCP North America Inc. (i)					100
Riocell Limited (i)					100
Riocell Trade S.A. (i)					100

(i)        Companies liquidated/merged as detailed in Note 1(e).

(ii)     Companies proportionally consolidated.

2.3                              Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board of Executive Officers, the chief operating decision-maker, who is responsible for allocating funds, making strategic decisions and assessing performance. The financial statement does not include segment reporting for the reason that the Company has only the pulp segment.

2.4                              Foreign currency translation

(a)                                Functional and presentation currency

The Brazilian real (“real”, “reais” or “R$”) is the functional currency of the Company and all its subsidiaries, and is also the currency used for the preparation and presentation of the consolidated financial statements of the Company.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

(b)                                Transactions and balances

Foreign currency operations are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the date of valuation for items that are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit or loss, presented as “Foreign exchange gain (loss)” .

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

2.6                              Financial assets

2.6.1                    Classification

The Company classifies its financial assets in the following categories: (i) at fair value through profit or loss (ii) loans and receivables, and (iii) available for sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)                                Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current. The changes in fair value are recognized in the statement of profit or loss under “Financial income” or “Financial expenses” for non-derivative instruments and under “Result of derivative financial instruments” for derivative instruments.

The Company periodically assesses whether there is objective evidence to indicate that a financial asset has been recorded at an amount greater than its recoverable amount. When applicable, an impairment provision is made.

(b)                                Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Loans and receivables are recorded at amortized cost based the effective interest rate of the transaction. The effective interest rate is the contractual rated adjusted by the related transaction costs. The Company’s loans and receivables comprise “Trade account receivables”, “Related parties receivables” and “Cash and cash equivalents”.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

(c)                                 Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

2.6.2                   Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date - the date on which Fibria commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not measured at fair value through profit or loss. Financial assets measured at fair value through profit or losses are initially recognized at fair value, and the transaction costs are recorded in the statement of operations. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership. Financial assets measured at fair value through profit or losses are subsequently recorded at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

cannot yet be identified with the individual financial assets in the portfolio, including:

•             adverse changes in the payment status of borrowers in the portfolio;

•             national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and the loss is recognized in the statement of profit and loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, Fibria may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of profit or loss.

2.7                              Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in the statement of profit or loss. Even though the Company uses derivatives to mitigate risks, hedge accounting has not been adopted in the periods presented. The fair value of derivative instruments is disclosed in Note 11.

2.8                              Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company’s normal business. If collection is expected in one year or less, the accounts receivable are classified as current assets. If not, they are classified as non-current assets.

These accounts receivable are initially recognized at fair value and, subsequently, measured by the effective rate interest method less a provision for impairment, if necessary. Accounts receivable from customers abroad are presented based on the exchange rates at the balance sheet date.

The provision for impairment is established when there is objective evidence that Fibria will not be able to collect all the amounts due in accordance with the original terms of the accounts receivable. The calculation of the provision is based on a reasonable estimate to cover expected probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees, consistent with the impairment policy for financial assets recorded at amortized cost.

In performing such analysis of impairment the Treasury of Fibria, examines on a monthly basis the maturity of domestic and foreign customers and identifies those customers that presents bills over due and assesses the specific situation of each client, as well as exercises judgment about the risk of loss involved, considering the existence of contracted insurance, letters of credit, existence of collateral, the customer financial situation, and the status of legal processes in the event of execution. As result of this analysis management establishes a percentage that is applied to the outstanding balances due by the client and determines the amount to be recorded as impairment.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

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

The raw materials derived from the biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from biological assets to inventories.

Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less the applicable variable selling expenses.

2.10                      Current and deferred income tax and social contribution

Tax expense for the year comprises current and deferred tax. Tax is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income. In this case the tax is also recognized directly in shareholders’ equity in other comprehensive income.

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

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not recognized if it arises from initial recognition of an asset or liability in a transaction that is not a business combination and that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

2.11                       Intangible assets

(a)                                Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of net identifiable assets, liabilities and contingent liabilities acquired and the fair value of the non-controlling interest in the acquire. Goodwill of subsidiaries is recorded as intangible assets. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

Goodwill is allocated to CGUs or groups of CGUs. The allocation is made to the CGUs or group of CGUs which will benefit/from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(b)                                Database

The database corresponds to the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

The database is recognized at the fair value at the acquisition date, it has a definite useful life and is recorded at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the statement of operations in “Other operating income (expenses), net”.

The database of forestry and industrial technologies comprises: documentation center (CEDOC), information base for research and process (BIP), software utilized in knowledge management (KDP) and Microbacia (sensors and markers which capture the effects of rain in the planted areas during their cycle).

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

(d)                                Relationship with suppliers

It relates to the contracts that the Company has for the supply of diesel oil, ethanol fuel and chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, it has a definite useful life and is recorded at

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 20% for the supply of diesel oil and ethanol fuel and of 6.3% for chemical products.

(e)                                 Development and implementation of systems (software)

The costs associated with the maintenance of software are recognized as expenses, as incurred. The costs directly attributable to the development and testing of identifiable and unique software, controlled by Fibria, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Other development expenditures which do not meet these criteria are recognized as expenses, as incurred. The development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

The software development costs are amortized over their estimated useful lives at the annual rate of 20%.

2.12                       Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are listed in Note 19. Land is not depreciated.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset.

Renovations are depreciated over the remaining useful life of the related asset. Repairs and maintenance are expensed when incurred.

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

2.13                       Leases

Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

Leases in which substantially all of the ownership risks and benefits are retained by the lessor are classified as operating leases.

Payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term.

2.14                       Biological assets

Biological assets are measured at fair value, net of estimated costs to sell. Depletion is calculated based on the total volume expected to be harvested.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately six to seven years.

Fair value is determined using the discounted cash flow method, taking into consideration the volume of wood, segregated by plantation year, measured at the sales price of standing timber. The average sales price was estimated based on local market prices based on research of actual transactions, adjusted to reflect the forest price. The volumes used in the valuation are consistent with the annual average harvest for each region.

The Company has a policy of carrying out semi-annual appraisals of the fair value of these assets.

2.15                       Business combination

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement.

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling interest in the company acquired is valued at the fair value of the total net identifiable assets or at the proportionate share of the fair value of such net identifiable assets. The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill (Note 2.11(a)) and, if the acquisition cost is lower than such fair value, the difference is recorded as a bargain purchase gain in the statement of operations on the acquisition date.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

2.16                       Impairment of non-financial assets other than goodwill

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

2.20                       Employee benefits

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

Contributions represent net costs and are recorded in the statement of operations in the period in which

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

they are due.

(b)                                Health care (post-retirement)

Some of the companies of Fibria used to provide post-retirement health care benefits to their employees. This policy established a lifetime benefits concession to a determined group of employees. This benefit has been discontinued for over five years, hence the plan is no longer available to new participants since July 2007.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. The defined benefit obligation is estimated annually by independent qualified actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow, utilizing the discount rate disclosed in Note 27(c).

Changes in the present value of the liabilities of the plan are immediately recognized in the statement of operations.

(c)                                 Profit-sharing and bonus plans

Fibria recognizes a liability and an expense for bonuses and profit-sharing in the statement of operations. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded in the statement of profit or loss as “Benefit to employees”.

(d)                                Share-based compensation

The Company offers a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and a established measurement date. The plan consists of cash payments, not involving therefore the issue and/or delivery of shares for purposes of the plan. The Company’s CEO and executive officers are eligible for the plan.

The obligations are recorded as a provision for amounts payable to the officers, with a corresponding entry to the statement of profit or loss, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period.

2.21                       Contingent assets and contingent liabilities and legal obligations

The accounting practices for the accounting and disclosure of contingent assets and contingent liabilities and legal obligations are as follows:

(a)                                Contingent assets are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained. Contingent assets with probable success are only disclosed in the notes to the financial statements.

(b)                                Contingent liabilities are provided to the extent that the Company expects that is probable that will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provided based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

(c)                                 Legal obligations are accounted for as payables.

2.22                       Revenue recognition

Fibria recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to the entity; and (iii) when specific criteria have been met for each of the Company sales including transfer of property and transfer of the risk of the product to the client based on the specific “Incoterm” (pre-defined commercial terms published by the International Chamber of Commerce) used and confirmation of available credit by the customer in order for the sale to be consummated. Revenue is the net amount after deduction of taxes, discounts and sales returns.

(a)                                Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)            Pulp - domestic market - sales are mainly made on credit, payable in average in 30 to 40 days. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or on its own premises.

(ii)           Pulp - export market - export orders are normally supplied from third party warehouses located near strategic markets. Revenue is recognized when the risk of ownership of the pulp has been transferred to the client in accordance with the specific terms of the transaction. Export sale agreements generally establish transfer of risk based on “Incoterms” (2010) and the moment of transfer of risk as per the corresponding “Incoterm” is the moment on which revenue is recognized.

Previously to the CONPACEL, KSR and Piracicaba sale, as described in Note 1(d), Fibria operated in the paper segment and recognized sales from this segment as follows:

(iii)          Paper - domestic market - sales were made at sight or on credit (usually payable in 30, 60 or 90 days). Revenue recognition was consistent to the criteria that the Company applies for the pulp sale in the domestic market.

(iv)          Paper - export market - export orders were normally supplied from own or third party warehouses located near strategic markets. Revenue was recognized when the products were delivered to the carrier and risk and benefits transferred to the customer.

(b)                                Financial income

Financial income is recognized on an accrual basis, using the effective interest method, and to the extent that realization is probable.

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

at December 31, 2012

In thousands of reais, unless otherwise indicated

assets) is available for immediate sale in its present condition and subject only to terms that are usual and customary for sales of such assets and the sale is highly probable.

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group of assets), and an active program to locate a buyer and a complete plan must have been initiated. Further, the asset (or disposal group of assets) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale is expected to qualify for recognition as a completed sale within one year from the date of classification, unless completion within beyond one year is caused by events outside the Company’s control. Such circumstances include when at the date the Company commits to a plan to sell it has a reasonable expectation that other parties that are not the buyer (such as regulators or legal requirements) impose conditions that will extend the period to complete the sale beyond one year and both: (a) actions required to meets those conditions cannot begin until a firm purchase commitment is obtained, and (b) a firm purchase commitment is highly probable within one year.

The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized in the statement of profit or loss. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized.

The depreciation of an asset (or group of assets) stops when it is classifies as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately and are not offset and presented as a single amount.

The effects on the statement of operations and the cash flow statement from discontinued operations are presented separately from the continuing operations, including the related income taxes and any impairment expense, if applicable. The operating, investing and financing cash flows related to the discontinued operations are presented in Note 35.

2.25                       New standards, amendments and interpretations not yet adopted

(a)                                New and amended standards adopted

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012 that had a material impact on the Company.

(b)                                New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

•             Amendment to IAS 1, “Financial statement presentation” regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in “Other Comprehensive Income (OCI)” on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

•             IFRS 13, “Fair value measurement”, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

•             IAS 19, “Employee benefits”, was amended in June 2011. The impact on the Company will be as follows: to immediately recognize all past service costs; to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset) and to recognize gains and losses from the remeasurment of the net benefit obligation, including actuarial gains and losses, in comprehensive income. The Company is yet to assess the full impact of the amendments but it expects changes in the remeasurment of its health care plan currently recognized in income to be recognized in other comprehensive income

•             IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after January 1, 2015. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

•             IFRS 10, “Consolidated financial statements”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company does not expect any significant impact from the application of IFRS 10.

•             IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangement:

•             Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and therefore accounts for its share of assets, liabilities, revenue and expenses.

•             Joint ventures arise where the joint venture has rights to the net assets of the arrangement and therefore equity accounts for its interest.

Proportional consolidation of joint ventures is no longer allowed. We concluded that our investment in Veracel Celulose S.A., Votorantim Overseas Trading Operations IV Limited and that Asapir Produção Florestal e Comércio Ltda. (“Asapir”) meet the definition of joint-operations and as such we expect as from January 1, 2013 to account for our share of assets, liabilities, revenue and expenses related to the arrangement which will have no significant difference in the financial position or

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

results of operations compared to the proportional consolidation of Veracel, VOTO IV and Asapir we are currently performing.

•             IFRS 12, “Disclosures of interests in other entities”, includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company is yet to assess IFRS 12’s full impact and intends to adopt IFRS 12 no later than the accounting period beginning on or after January 1, 2013.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company believes may have a material impact on the Company.

3                                       Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are addressed below.

(a)                                Business combinations and goodwill impairment

In a business combination, the identifiable assets acquired and liabilities assumed are measured at its fair value on the acquisition date. The non-controlling equity in the company acquired is valued at the fair value of this equity or at the relevant portion of fair value of the company’s net identifiable assets. Valuation techniques includes estimate future cash flows, fair value, credit risk and others, and it could be significant different from actual results.

Annually or more frequently if there is any change in circumstances that may result in a reduction of the recoverable amount of cash-generating units for which there is goodwill allocated, the Company performs impairment test of goodwill, following the accounting policy described in Note 2.16. The recoverable amount of UGCs is determined based on calculations of the value in use, which involves significant estimates (Note 36).

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

As further disclosed in Note 15(e) in November 2011 the Company decided to transfer certain operations between subsidiaries outside Brazil which resulted in uncertainties with respect to the realization of deferred tax assets recorded by the subsidiary affected by the restructuring and, therefore, it realization cannot no longer be considered probable. Ultimate realization of deferred tax assets by such subsidiary ultimately depends on the level of taxable income of such entity through December 2014 which resulted

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

in the recognition of loss for the reduction of deferred tax assets of R$ 200,711.

(c)                                 Employee benefits

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

(g)                               Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount. During the year ended December 31, 2012 the

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

Company performed impairment tests as detailed in Note 36.

(h)                                Contingent liabilities

The Company is currently involved in certain labor, civil and tax proceedings. The provision for contingencies are recorded based on management’s evaluation and on the advice of internal and external legal counsel, and are subjected to a high level of judgment.

4                                        Risk management

The Company’s risk management is carried out by the Governance, Risks and Compliance department which accumulates the activities of the risk management, internal controls, internal audit and ombudsman areas. The objective is to promote synergy between the areas, adding value to the business and strengthen governance of the Company. These area reports directly to the CEO and its processes are monitored by the Audit and Risks Committee, an advisory body of the Board of Directors.

The Company’s activities expose it to a variety of risks. As such, risk management classifies the risks inherent to its business in the following categories:

(a)                                Financial risks - Market risk - a detail of the policies for managing market risk is included in Note 4.2.1(a).

(b)                                Financial risks - Credit risk - a detail of the policies for managing credit risk is included in Note 4.2.1(b).

(c)                                 Compliance risk - corresponds to legal or regulatory penalties, financial losses or reputational damage that the Company may face due to a regulatory noncompliance. In order to manage this risk, the Company continually monitors compliance with laws, standards and regulations, implements contingency plans and segregation of duties in order to avoid conflicts of interest and to facilitate the assessment of risk and the related internal controls of the Company. These assessment includes assessment of environmental, labor and tax risks. The monitoring process includes communication and reporting of issues to senior management.

(d)                                Operational risk - results from the lack of consistency or adequacy of information systems, processing and operational controls, failures in the assets management, or cash flow management, or from frauds that affect the activities of the Company. Fibria has implemented a matrix system in which we perform materiality analysis accompanying the Company´s strategy in order to design controls to monitor the most significant accounts and processes of Fibria. The Company performs quarterly the validation of the risk matrix and controls through “GRC Process Control”, a tool that make easier the process of assurance regarding the effectiveness of the control, the reporting and correction of deviations in the process, considered this a unified strategy that guides managers, standardizes and integrates GRC processes at every level of the organization, with the final product a unique repository of the risks, a single taxonomy and the more commitment of top management in the letter of controls. The activity made by the Governance, Risks and Compliance department, which works together with business managers to seek compliance of internal controls, carried out by monitoring the processes, mitigating factor being the occurrence of operational risk for the adequacy controls the activity.

(e)                                 Event risk - results from internal and external events that affect the reputation and sustainability of the Company, such as those caused by social movements or trade unions, shutdown of facilities, layoffs, leak of sensitive information, among other. The Company monitors its relationships with different stakeholders closely in an effort to identify and anticipate potential risk events. In 2010, a Enterprise

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

Risk Management (ERM) program was implemented to perform analysis, evaluation, monitoring and treatment of strategic risks. For those risks defined as a priority (those with high level of potential impacts and high probability of occurrence) different work streams have been implemented by the Company for which action plans and Key Risk Indicators (KRIs) have been developed.

4.1                              Environmental risks

(a)                                Risks associated with climate change

Our activities expose us to climate change, which can affect the equilibrium of the ecosystems, the productivity of the forest and the availability of the necessary volume of water and energy for the factories.

Fibria adopts a cautionary approach in managing and operating its forest and industrial activities through the adoption of controls and monitoring tools, such as agronomic studies, genetic improvement in the production of eucalyptus that contemplates the adaptation of species in different climatic conditions, monitoring of water consumption in forested areas, among others.

(b)                                Environmental risks

(i)            Management of water resources - Fibria constantly monitors the situation in the watersheds where it operates with respect to water quantity and quality and might be the effect of the Company’s forest management. Use of water by the factories is governed by the environmental legislation of each location and the licensing requirements of each plant. Each of our facilities operate under proper and valid licenses.

(ii)           Forest protection - protection of the forests against pests, disease, weeds and fires is based on a strategy involving continuous cycles of prevention, monitoring and control. The Company has ongoing efforts to select and plant increasingly resistant plant strains, and is also concerned with preserving an ecological balance and acquiring know-how to improve its forest management.

(iii)          Biodiversity - the Company’s forestry activities are licensed by the relevant regulatory bodies and are socio environmental planning activities are performed. Relevant areas of native forest species are interspersed with eucalyptus plantations. Fibria tries to maintain its protected areas in the legal form of Legal Reserves, Permanent Preservation Areas (APPs) and Private Natural Heritage Reserves (RPPNs) through the protection, restoration, management and integration of those areas with its forest activities. The Company also seeks to minimize external factors and degradation factors that may affect these areas.

(iv)          Waste - Fibria is undertaking efforts to recycle pulp production waste by transforming them in products that can be used in the forestry area. This practice generates both environmental and economic benefits, with reduction in disposal of waste in landfills and replacing supplies with recycled waste in the silviculture operations.

(c)                                 Impacts on communities

Fibria is committed to the communities from different economic, social and cultural backgrounds, which are affected positively or negatively and in varying degrees by the cultivation of eucalyptus. In order to maintain a positive relationship with all of them, the Company has developed a plan to monitor these neighboring population and classified them based on the intensity of the relationship with the Company.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

The relationship model has been implemented in all the forestry operations with respect to the silviculture and harvest activities.

(d)                                Contracting with suppliers

In order to mitigate the risk of having our suppliers hiring child or forced labor, Fibria requires its supplies to provide a formal declaration with respect to this matter.

Two other mandatory hiring requirements to our suppliers are compliance with the environmental policies of Fibria and with the criteria for safe transportation (Safe Road Program). All contracts with suppliers and other business partners incorporate our Code of Conduct or refer to it. The Code reinforces the prohibition of discriminatory practices or violation of existing legislation.

The process to approve suppliers is performed every two years.

4.2                              Financial risks

4.2.1                    Factors of financial risks

Fibria’s activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of Fibria’s sales are denominated in US dollars, while costs are predominantly incurred in reais. Accordingly, there is a currency mismatch between Fibria’s costs and revenues.

Fibria’s overall risk management program focuses on minimizing, mitigating or transferring exposures to market risks. In this context, derivatives are used exclusively for economic hedge purposes as follows: (i) cash flow hedge against currency mismatching; (ii) cash flow hedge of debt and interest payments against interest and exchange rate volatility; and (iii) hedge against volatility in the price of pulp or other risk factors.

The execution of the operations to mitigate market risks is carried out by a central Treasury department following policies approved by the Board of Directors. The control of risks and monitoring of compliance with the policies is performed by the Governance, Risks and Compliance area, which reports directly to the CEO and to the Finance Committee and has independence to report non-compliance with the policies, to measure and to assess market risks. The Governance, Risk and Compliance area monitors all market risk exposures and ensures compliance with our policies. The Treasury department identifies, evaluates and hedges financial risks following the policies established. The Board of Directors reviews on an annual basis the policies and principles for the overall risk management, definition of the areas involved, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Policies for the use of derivative financial instruments

On January 29, 2013, the Company’s Board of Directors approved the annual revision of the Market Risk Management Policy. The use of derivative financial instruments should follow such policy. The use of derivative financial instruments follow is in the view of management a conservative policy and every derivative contracted should be matched to an underlying risk generated by a hedged item which in turn results from operational transactions and expose the Company to risks related to changes in the price of commodities or risks arising from debt. Accordingly, derivative transactions are only permitted if related

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

to an existing exposure (hedge) and leveraged financial instruments are not allowed.

(a)                                Market risk

It is related to changes in prices or rates including interest rates, exchange rates and commodities prices. These changes may affect the expected return of an investment, of a financial investment, of revenue of probable sales, of the cash flow and fair value of principal and interest on debts. Indicators were developed to measure those risks. An internal assessment tool was developed to measure those risks. One internal tool was developed to assess the impacts of stressed scenarios and to perform sensitivity analysis and analysis of gaps. The Governance, Risk and Compliance area developed a compliance tool to monitor compliance with the approved policies.

(i)                                   Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, mainly with respect to the US dollar.

The Company’s financial policy establishes that the purpose of its operations with derivatives is to reduce costs, mitigate cash flows volatility, hedge foreign exchange exposure and avoid currency mismatches.

The following table presents the carrying amount of the assets and liabilities denominated in the US dollars:

	2012	2011

Assets in foreign currency
Cash and cash equivalents (Note 9)	891,046	318,926
Marketable securities (Note 10)	432,706
Trade accounts receivable (Note 12)	714,142	916,391

	2,037,894	1,235,317
Liabilities in foreign currency
Loans and financing (Note 23)	8,542,851	9,230,592
Trade payables	105,194	35,676
Derivative instruments (Note 11)	273,079	213,887

	8,921,124	9,480,155

Asset (liability) exposure	(6,883,230)	(8,244,838)

The Company calculates its net exposure to each risk factor. When the risk factor is an exposure to US dollar or euro, maximum hedge limits are determined for exposure of up to 18 months. Hedging the exposure of transactions for periods between 12 and 18 months requires a recommendation by the Finance Committee.

The Company’s exposure to foreign currency generates market risks associated with changes in the exchange rates. Liabilities in foreign currency include loans obtained, mainly, in US dollars. The majority of the Company’s sales abroad are denominated in US dollars, while the sales of pulp in Brazil are in reais. Accordingly, the Company’s liabilities act as a natural hedge for currency exposure in

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

relation to export revenue, mitigating the mismatch between assets and liabilities.

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

(iii)                           Commodity price risk

This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, inventories, commercial strategies adopted by the major forestry companies, paper producers, and availability of substitutes for these products in the market.

This risk is managed through different strategies. The Company has a specialized team, which continuously monitors the price of pulp and analyzes future trends, adjusting Fibria’s estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There are no liquidity in the market to mitigate a substantive portion of the risk to which Fibria’s operations are exposed. Pulp price derivatives available in the market are driven by their low liquidity, low volume and as a result prices may be subject to significant distortion.

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

Credit risk is managed on a consolidated basis. Credit risk arises from cash equivalents (including bank deposits), derivative financial instruments, instruments recorded under marketable securities (Brazilian federal government securities, Bank Deposit Certificates (CDBs), Fixed Income Box (CDB Box), reverse repurchase agreements), letters of credit, insurance companies, customers (considering the payment terms agreed), suppliers (with respect to advances made for new projects) and others.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

(i)                                   Banks and financial institutions

Quantitative measures of credit risk were developed for exposures with banks and financial institutions (investments, current accounts and derivative financial instruments). The expected value of the exposure “Expected Credit Exposure (ECE)” and the worst expected exposure “Worst Credit Exposure (WCE)” of all exposures with counterparties are measured. We disclose the credit ratings of these entities in Note 8.

Fibria has a policy of contracting with private entities which have a minimum credit rating issued by one of the following rating agencies: Fitch, Moodys or Standard & Poors. The minimum rating required for the counterparties is “AA-” (or “Aa3” at the local level) or “A” (or “aA2”at the global level). The exposure to a single private counterparty cannot exceed none of the following limits: 20% of Fibria’s total cash and cash equivalents plus marketable securities, 10% of the shareholders’ equity of the counterparty (based on the most recent information published by the counterparty), or 15% of the Company’s shareholders’ equity (based on the most recent information available).

(ii)                               Clients and advance to suppliers

In the case of credit risk arising from customer credit exposure, Fibria assesses, through the Credit Committee, the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

Fibria major customers are large solid companies and, for a large part, with more than 20 years of relationship with the Company, reducing the credit risk.

Credit analyses are performed on a regular basis and when considered necessary, and letters of credit or credit insurance coverage is obtained to protect the Company. The majority of export sales to Europe and Asia are covered by letters of credit or credit insurance with the Compagnie Française d’ Assurance pour le Commerce Extérieur (COFACE).

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected probable losses on the collection of trade accounts receivable and is charged to “Selling expenses” (Note 12).

(c)                                 Liquidity risk

With respect to liquidity risk, the Company’s policy is to maintain balances of cash and financial investments of, at least an amount equivalent to the operational cash needs outflow for the following twelve months plus debt service for a period of also twelve months.

Excess of cash is invested in instruments that generally have current availability and the approved policies allow for a minor portion to be invested in instruments with maturity not exceeding 365 days.

All derivatives instruments are over-the-counter derivatives and do not require to post margin deposits as collateral.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2012
Loans and financing	1,739,139	2,881,125	4,163,566	5,878,870
Derivative instruments	44,853	50,739	246,710	117,785
Trade and other payables	564,172	54,234	14,516	31,452

	2,348,164	2,986,098	4,424,792	6,028,107

At December 31, 2011
Loans and financing	1,636,635	2,723,403	3,919,605	7,916,925
Derivative instruments	134,886	6,321	104,913	16,099
Trade and other payables	516,061	47,197	14,516	35,081

	2,287,582	2,776,921	4,039,034	7,968,105

4.2.2                    Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by net income before interest, income taxes including social contribution, depreciation and amortization and other items as further described below (“Adjusted EBTIDA”). Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments.

The Indebtedness and Liquidity Management Policy set guidelines for indebtedness and liquidity management with the ultimate objective of regaining and subsequently maintaining an investment grade rating issued by S&P, Moody’s and Fitch. Achieving better rating investment grade would enable Fibria to diversify its financing sources, allow timely access to the capital markets, lower financing costs, and ultimately create value to stakeholders. This policy reinforces Fibria’s corporate governance and is part of its internal controls. This policy supplements the “Market Risk Management Policy” referred to above. The Governance, Risk and Compliance area has the discretion to monitor and report, independently from the Treasury area, about the compliance with the requirements of the policy.

The Fibria’s policy predicts the relation between net debt versus adjusted EBITDA ratio within the range of 2.0x and 2.5x. In spite of such stated objective, Fibria may reach a maximum leverage ratio up to 3.5x depending on the point of the expansion cycle. The management and strategic decisions of the Company should not imply that this ratio exceeds 3.5x. The net debt to adjusted EBITDA ratio shall be computed on the last day of each quarter as the division of net debt at the measurement date by accumulated adjusted EBITDA during the preceding four quarters. In the event the ratios exceed the limits established by the policy due to external factors, all efforts shall be taken to bring them back to compliance.

The Company should maintain a minimum cash balance, as defined below, in order to minimize the risk that cash flow mismatches affect the ability of the Company to meet its commitments. The minimum cash balance is defined as the sum of: (i) the minimum operating cash used during the cash conversion cycle of the Company; plus (ii) the cash needs to meet financial debt obligation (principal and interest) for the next 12 months. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by rating agencies methodologies. Fibria’s

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

liquidity is mainly monitored through 12 months projected cash flows. Cash flow projections comprise stress tests considering exogenous market risk factors such as changes in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

Management of debt and liquidity should also consider the contractual financial covenants, contemplating a safety margin in order to avoid them being exceeded.

The Company prioritizes funding in the same currency of its cash generation, thus seeking a natural currency hedge for its cash flow. Instruments shall be compatible with the Company’s desired debt profile. All sources of funds shall be approved by the bodies which are required by the current Bylaws, and also approved by those individuals and bodies established in the internal policies and procedures.

The Treasury is responsible for developing contingency plans, which should specify all necessary actions to address potential non-compliance. The plan shall be submitted to the Finance Committee and monitored by all parties involved in this process.

The indebtedness ratios at December 31, 2012, 2011 and 2010 were as follows measured in reais:

	Millions of reais
	2012	2011	2010

Loans and financing (Note 22)	10,768	11,324	10,581
Payable - Aracruz acquisition (Note 35)			1,441

Less - cash and cash equivalents (Note 9)	944	382	431
Less (plus) - derivative instruments (Note 11)	(273)	(214)	133
Less - marketable securities (Note 10)	2,352	1,678	1,641

Net debt	7,745	9,478	9,817

Adjusted EBITDA	2,253	1,981	2,749

Indebtedness ratio	3.4	4.8	3.6

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Adjusted EBITDA is reconciled to net income before taxes as follows:

	Millions of reais
	2012	2011	2010

Income (loss) from continuing operations before taxes on income	(990)	(1,491)	616
Plus
Financial results, net	1,696	1,869	364
Equity in losses of associate			7

Total from continuing operations	707	378	987

Discontinued operations (Note 35(a)(i))		365	113
Depreciation, amortization and depletion	1,848	1,839	1,617

EBITDA	2,555	2,582	2,717

Other items eliminated to arrive to adjusted EBITDA
Gain on disposal of CONPACEL, KSR and Piracicaba (Nota 35(iii))		(533)
Impairment of recoverable ICMS	90	59	111
Change in fair value of biological assets (Nota 18) (i)	(298)	(146)	(92)
Tax credit (Crédito-Prêmio de IPI)	(93)
Other (ii)	(1)	19	13

Adjusted EBITDA	2,253	1,981	2,749

(i)              The change in fair value of consolidated biological assets for the year 2011 does not reconcile directly with amounts in Note 19, as result of the reclassification of biological assets of Losango Project as assets held for sale.

(ii)           Includes non-recurring sale of property, plant and equipment and credits from the sale of investments.

The indebtedness ratio rose significantly from 3.6 in 2010 to 4.8 at December 2011, mainly due to the devaluation of the real at through the end of 2011. The average exchange rate for the last 12 months, reflected in EBITDA, was R$ 1.6737 while the exchange rate at the end of the year at December 31, 2011, reflected in the measurement of net debt, was R$ 1.8758. The increase in the indebtedness ratio reflects the time mismatching between the impact of devaluation of the real in the EBTIDA on one side and in the net debt on the other side.

The indebtedness ratio decreased from 4.8 in 2011 to 3.4 at December 2012, mainly due to increase in cash regarding of the sale of assets and capital increase and reduction on level of gross indebtedness in the period.

As from June 2012 debt financial covenants including the indebtedness ratio are measured in US dollars as further described in Note 23. Since the ratios used above for the year ended December 31, 2012 are measured in reais there are differences between the ratio presented above and the ratio measured following the debt financial covenant requirements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Considering the scenario the Company continues to focus on actions that include reduction of fixed and variable costs, selling expenses, capital expenditures and in improvements in working capital. We have also focused on actions that may result in additional liquidity such as the forest and land in the south of Bahia, the sale of the Losango assets (Notes 1(d) and 35) as well as other non-strategic assets. This actions have the purpose of strengthening the capital structure of the Company resulting in improved Net debt to Adjusted EBITDA ratios.

5                                        Sensitivity analysis

The analysis below presents the sensitivity analysis of the effects of changes in relevant risk factors to which the Company is exposed at the end of the year. Management believes that a reasonable possible scenario is that the exchange rate between the US dollar and the real will reach R$ 2.00 and that changes will be observed in the pulp price over a three-month period considering current market expectation and historical changes in prices of pulp.

The other risk factors were not considered to have a significant effect on the result of financial instruments.

Instruments denominated in foreign currency - mainly in US dollars	Scenario	Impact on income (expense) - in reais

Loans and financing	Depreciation of 2.13% of the real against the US dollar compared to the Ptax rate at December 31, 2012 - from R$ 2.0435 to R$ 2.00	175,575
Cash, cash equivalents and marketable securities		(28,020)
Derivative instruments		47,414
Account receivables		(15,202)
Account payable		2,239

Total of estimated impact		182,006

As shown above, a depreciation of the real against the US dollar, considering the closing rate and the balance of financial instruments at December 31, 2012, would lead to a reduction in the liabilities recognized in the balance sheet and a corresponding gain of approximately R$ 182,006.

Considering this projected scenario compared with the average exchange rate of R$ 1.9531 observed during the year ended December 31, 2012, net revenue would have increased by 1.9%, representing an approximate amount of R$ 119 million over a 12 month period considering the volume and sale prices of the year 2012.

According to the CVM Decision no 550/08, the following table presents the change in the fair value of derivative financial instruments, loans and financings and marketable securities, in two adverse scenarios, that could generate significant losses to the Company. The probable scenario was stressed considering an additional 25% and 50% with respect to the probable scenario of R$ 2.00:

	Impact of an appreciation of the real against the US dollar on the fair value
	Probable -	Possible (25%) -	Remote (50%) -
	R$ 2.00	R$ 2.50	R$ 3.00

Derivative instruments	47,414	(514,644)	(1,159,541)
Loans and financing	175,575	(1,842,525)	(3,860,625)
Marketable securities	(28,020)	299,143	626,792

Total impact	194,969	(2,058,026)	(4,393,374)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

6                                        Fair value estimates

Financial instruments measured at fair value in the balance sheet are classified in the following levels based on the fair value hierarchy:

(a)                                Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

(b)                                Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

(c)                                 Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•            quoted market prices or dealer quotes for similar instruments;

•             the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•             the fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•             other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

All marketable securities and derivatives are classified in Level 2 and the investment made in Ensyn is classified in Level 3 on the fair value hierarchy.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

	Yield used to
	discount (*)	2012	2011	2010

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		501,430	418,757	368,457
Bonds - VOTO III			126,676	108,325
Bonds - Fibria Overseas		4,928,110	4,852,233	3,399,471
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	2,937,262	3,057,792	5,043,154
Export credits (ACC/ACE)	DDI	661,363	618,796	66,343
FINIMP	LIBOR USD			4,627
Leasing	LIBOR USD		14,942	48,408
Export credits (Finnvera)	LIBOR USD	262,511	287,359	300,023
EIB Europe Inv. Bank	LIBOR USD		781	4,873
Others				20,449
In local currency
BNDES - TJLP	DI 1	1,469,549	1,444,994	1,371,045
Currency basket	DI 1	264,602	238,096	189,217
FINEP	DI 1	2,487	1,886	67,368
FINAME	DI 1	14,450	9,013
NCE in reais	DI 1	726,727	627,590	622,709
Accounts payable - stocks acquisition	DI 1			1,448,440
Midwest Fund	DI 1	56,960	63,070	66,695

		11,825,451	11,761,985	13,129,604

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments

Derivative financial instruments are recorded at its fair value as detailed in Note 11. All derivative financial instruments are classified as Level 2 in the fair value hierarchy.

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

Management believes that the fair value estimated for those instruments following the methods described below, reliably reflect fair values.

The methods used for the measurement of the fair value of the derivative financial instruments used by the Company consider methodologies commonly used in the market and which are based on widely tested theoretical bases.

The methodologies used to estimate the MtM and to record the financial instruments is defined in the manual developed by the Company’s risk and compliance management area.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Non-deliverable forwards - a projection of the future exchange rate is made, using the observable foreign currency coupon and the observed fixed yield curve in reais at each maturity date. The difference between the forward exchange rate obtained through this method and the contractual forward exchange rate is determined. This difference is multiplied by the notional amount of each contract and discounted to present value using the observed fixed yields in reais.

•             Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman Kohlhagen model. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

The yield curves used to calculate the fair value in December 31, 2012 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	6.97	1M	0.23	1M	4.00
6M	7.09	6M	0.30	6M	1.71
1A	7.14	1A	0.33	1A	1.56
2A	7.71	2A	0.38	2A	1.67
3A	8.19	3A	0.48	3A	1.93
5A	8.64	5A	0.84	5A	2.56
10A	9.33	10A	1.82	10A	3.74

7                                        Financial instruments by category

The Company’s financial instruments by category are presented below:

	2012	2011

Assets
Loans and receivables
Cash and cash equivalents (Note 9)	943,856	381,915
Trade accounts receivable (Note 12)	754,768	945,362
Other	367,138	203,122

	2,065,762	1,530,399

At fair value trough profit and loss
Derivative instruments (Note 11)	44,819
Marketable securities (Note 10)	2,351,986	1,677,926
Warrant to acquire Ensyn’s shares (Note 17)	6,101

	2,402,906	1,677,926

Available for sale financial assets
Other investments - fair value method (Note 17)	34,573

Liabilities
At amortized cost
Loans and financing (Note 22)	10,767,955	11,324,417
Trade and other payables	801,721	668,568

	11,569,676	11,992,985

At fair value trough profit and loss
Derivative instruments (Note 11)	317,898	213,887

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

8                                        Credit quality of financial assets

The credit quality of financial assets can be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates, analysis of its financial position and information about negative credit events. With respect to credit quality of counterparties that are financial institutions (such as amounts recorded in cash and cash equivalents, marketable securities and derivative financial instruments) the Company considers the lowest rating of the counterparty as rated by the three main international agencies (Moody’s, Fitch and Standard & Poors) in accordance with the internal policy of market risk management:

	2012	2011

Trade accounts receivables
Counterparties with external credit rating (S&P - Standard Poor’s and D&B - Dun & Bradstreet)
S&P - AA-	124,188	158,628
S&P - A	74,236	149,735
S&P - BBB	66,726	21,523
S&P - BB	75,913	27,347
D&B - 2		40,220

Counterparties without external credit rating
A - Low risk	261,129	128,819
B - Average risk	125,174	287,195
C - Average to high risk	27,402	131,985
D - High risk	61,955	76,212

Total trade accounts receivables	816,723	1,021,574

Cash and cash equivalents and marketable securities
brAAA	2,641,602	1,578,282
brAA+	231,333	274,015
brAA	194,047	57,006
brAA- (ii)	70,052	119,096
A (ii)	64,252	24,266
Other (i)	94,556	7,176

Total cash and cash equivalents and marketable securities (Notes 9 and 10)	3,295,842	2,059,841

Assets - derivative financial instruments
brAAA	40,603	63,183
brAA+	3,650	7,957
Others	566	3,944

	44,819	75,084

(i)            Includes counterparties without external credit rating by none of the three main rating agencies.

(ii)         Transaction approved by the Finance Committee.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The risk rating of the main financial institutions to which we are exposed is presented below:

Rating used
	for credit	Rating
Counterpart	risk analysis	agency

Banco ABC Brasil S.A.	AA-.br	Fitch
Banco Alfa de Investimento S.A.	AA-.br	Fitch
Banco Bradesco S.A.	AAA.br	S&P
Banco BTG Pactual S.A.	AA.br	Fitch
Banco do Brasil S.A.	AAA.br	Moody’s
Banco Itaú BBA	AAA.br	Fitch
Banco Safra S.A.	AA+.br	Fitch
Banco Santander Brasil S.A.	AAA.br	Moody’s
Banco Standard de Investimento	AAA.br	Fitch
Banco Volkswagen S.A.	AAA.br	S&P
Banco Votorantim S.A.	AA+.br	Fitch
BES Brasil	AA-.br	Moody’s
BNP Paribas Brasil	AAA.br	S&P
Caixa Econômica Federal	AAA.br	Fitch
Citibank Brasil	AAA.br	S&P
Deutsche Bank S.A.	AAA.br	Fitch
HSBC Brasil	AAA.br	Moody’s
Bank of America Corp.	BBB+	Moody’s
Bank of Austria	A	Fitch
Barclays PLC	A	Fitch
Credit Suisse AG	A	Fitch
Goldman Sachs Group Inc.	A-	S&P
JPMorgan Chase Bank NA	A+	S&P
Morgan Stanley	A-	S&P
Standard Chartered PLC	A	Moody’s
UBS AG	A	Fitch
WestLB AG	BBB	S&P

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

•             C - Average to high risk - customer with reasonable financial position, with moderate market restrictions and low default history.

•             D - High risk - customer with weak financial position, with moderate through high market restrictions and negative default history with the Company.

None of the financial assets that are fully performing has been renegotiated in the last year. None of the loans to related parties is past due or impaired.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

9                                        Cash and cash equivalents

	Average
	yield - %	2012	2011

Cash and banks		52,810	62,989
Foreign currency
Fixed-term deposits - CDB	0.29	891,046	318,926

Cash and cash equivalents		943,856	381,915

CDB are highly liquid, are readily convertible into a known amount of cash and subject to an immaterial risk of change in fair value if early redemption is requested.

10                                 Marketable securities

Marketable securities include financial assets classified as trading as follows:

	2012	2011

Brazilian federal government securities including under reverse repurchase agreements
LFT	268,984	208,602
LTN Over	111,907	149,730
MTN Over	186,374
Other		4,666

Private securities including securities under reverse repurchase agreements
Reverse repurchase agreements	766,281	1,282,236
CDB	584,734	31,750
CDB Box		942
RDB - fixed interest rate	1,000

In foreign currency
Private securities including securities under reverse repurchase agreements
Time deposits	432,706

Marketable securities	2,351,986	1,677,926

Private securities are mainly composed of short-term investments in CDB and reverse repurchase agreements which have immediate liquidity and carry interest based on the Interbank Deposit Certificate (CDI) interest rate. Government securities are composed of National Treasury Bills and Notes all issued by the Brazilian federal government. The average yield of marketable securities in the year of 2012 was 102.66% of the CDI (102.47% in 2011). Securities in foreign currency correspond to time deposits with maturity over 90 days.

The CDB Box operations are interest-bearing instruments with interest based on the CDI rate, with no exposure to foreign exchange risk.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

11                                 Derivative financial instruments

The following tables present the derivatives, segregated by type, presenting both asset and liability position of the swap contracts, by hedge strategy adopted by us, and also the schedule of maturities based on contractual maturities.

(a)                                Derivative financial instruments by type

	Reference value (notional) - in US dollars		Fair value
Type of derivative	2012	2011	2012	2011

NDF (US$)	170,000	921,900	(26,432)	(134,206)
Swap JPY x US$ (JPY)		45,000		27,804
Swap DI x US$ (US$)	306,226	233,550	(78,345)	11,373
Swap LIBOR x Fixed (US$)	564,012	227,891	(8,145)	(10,655)
Swap TJLP x US$ (US$)	349,860	416,478	(148,123)	(92,165)
Swap Pre x US$ (US$)	97,737	41,725	(13,205)	(9,084)
Zero cost dollar	410,000	162,000	1,171	(6,954)

			(273,079)	(213,887)

Classified
In current assets			18,344	31,638
In non-current assets			26,475	43,446
In current liabilities			(54,252)	(163,534)
In non-current liabilities			(263,646)	(125,437)

Total, net			(273,079)	(213,887)

(b)                                Derivative financial instruments by type and broken down by nature of the exposure (asset and liability exposure for swaps)

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	2012	2011	2012	2011

Future contracts - NDF
Cash flow hedge (US$)	170,000	921,900	(26,432)	(134,206)

Swap contracts
Asset
JPY fixed rate (JPY to USD)		4,754,615		136,077
USD LIBOR (LIBOR to fixed)	564,012	227,891	1,153,420	427,843
BRL fixed rate (BRL to USD)	551,195	399,370	706,349	514,257
BRL TJLP (BRL to USD)	569,708	679,784	572,177	611,091
BRL Pre (BRL to USD)	183,427	66,468	170,934	64,391
Liability
USD fixed rate (JPY to USD)		45,000		(108,273)
USD fixed rate (LIBOR to fixed)	564,012	227,891	(1,161,565)	(438,498)
USD fixed rate (BRL to USD)	306,226	233,550	(784,694)	(502,884)
USD fixed rate (BRL TJLP to USD)	349,861	416,478	(720,300)	(703,256)
USD fixed rate (BRL to USD)	97,737	42,313	(184,139)	(73,475)

Total of swap contracts			(247,818)	(72,727)

Options
Zero cost dollar	410,000	162,000	1,171	(6,954)

			(273,079)	(213,887)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(c)                                 Derivative financial instruments by type of economic hedge strategy

	Fair value		Value (paid) or received
Type of derivative	2012	2011	2012	2011

Exchange rate hedge
Cash flow hedge of exports	(25,261)	(141,160)	(151,109)	135,718
Hedge of debt	(239,673)	(62,072)	33,484)	21,019
Hedge of receivable from sale of investments				(61,045)
Interest rate hedge
Hedge of debt	(8,145)	(10,655)	(8,743)	(6,081)

	(273,079)	(213,887)	(126,368)	69,611

(d)                                Fair value of derivative financial instruments by maturity date and counterparty

The following tables present information about derivative financial instruments grouped by maturity and counterparty.

The following table presents the fair values by month of maturity:

	2012
	2013	2014	2015	2016	2017	2018	2019	2020	Total

January	(11,875)	(2,652)	(4,065)	(4,067)	(3,311)				(25,970)
February	(10,120)	(3,188)	(4,586)	(3,882)	(2,976)	1,651	1,096	292	(21,713)
March	(2,092)	(1,856)	(2,784)	(2,403)	(2,238)	(80)			(11,453)
April	(3,195)	(3,095)	(4,511)	(3,932)	(3,420)	15			(18,138)
May	(1,873)	(3,590)	(4,915)	(3,952)	(2,987)	628	279		(16,410)
June	93	(3,578)	(5,154)	(4,499)	(3,674)	(116)			(16,928)
July	(1,058)	(3,453)	(3,852)	(3,077)	(1,683)				(13,123)
August	(1,965)	(3,993)	(4,176)	(2,969)	(1,231)	(9,170)	(11,040)	(12,195)	(46,739)
September	770	(2,111)	(7,304)	(6,637)	(27,668)	(15,716)			(58,666)
October	(1,459)	(3,791)	(3,980)	(3,202)	(1,722)				(14,154)
November	(1,813)	(4,189)	(4,228)	(3,051)	(1,288)	500			(14,069)
December	(1,320)	(4,546)	(4,465)	(3,567)	(1,818)				(15,716)

	(35,907)	(40,042)	(54,020)	(45,238)	(54,016)	(22,288)	(9,665)	(11,903)	(273,079)

	2011
	2012	2013	2014	2015	2016	2017	2018	Total

January	(23,146)	(447)	25,680	(3,000)	(2,820)	(2,483)		(6,216)
February	(16,878)	(540)	(2,049)	(2,966)	(2,879)	(2,475)		(27,787)
March	(11,919)	1,045	(1,874)	(2,951)	(2,980)	(2,415)	86	(21,008)
April	(17,225)	(355)	(2,756)	(3,228)	(2,933)	(2,764)		(29,261)
May	(13,148)	(565)	(2,571)	(3,262)	(2,932)	(2,782)		(25,260)
June	(1,991)	1,414	(2,208)	(3,055)	(2,908)	(2,675)	104	(11,319)
July	(18,880)	(1,520)	(2,796)	(2,658)	(2,548)	(1,289)		(29,691)
August	(18,824)	(1,396)	(2,662)	(2,695)	(2,539)	(1,286)		(29,402)
September	(668)	(48)	(2,461)	(3,018)	(2,290)	2,973	8,745	3,233
October	(6,905)	(1,519)	(2,908)	(2,897)	(2,499)	(1,281)		(18,009)
November	(420)	(1,289)	(2,854)	(2,926)	(2,476)	(1,288)		(11,253)
December	1,484	(240)	(2,736)	(2,769)	(2,431)	(1,222)		(7,914)

	(128,520)	(5,460)	(2,195)	(35,425)	(32,235)	(18,987)	8,935	(213,887)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Additionally, we present a table breaking down the notional and fair value by counterparty:

	2012		2011
	Notional - in		Notional - in
	US dollars	Fair value	US dollars	Fair value

Citibank S.A.	138,181	(39,734)	240,376	(6,695)
Banco Itaú BBA S.A.	243,261	(17,865)	382,812	(49,975)
Banco Safra S.A.	221,226	(55,131)	233,550	11,372
Banco Santander (Brasil) S.A.	248,918	(93,734)	255,556	(57,139)
Bank of America Merrill Lynch			96,400	(20,041)
BES Investimento do Brasil S.A.			10,000	(1,772)
Deutsche Bank S.A.	143,450	(2,033)	37,500	(3,699)
Goldman Sachs do Brasil	123,250	(3,107)	186,850	(17,507)
HSBC Bank Brasil S.A.	154,601	(21,101)	135,046	(22,460)
Morgan Stanley & CO.	58,912	(1,747)	229,042	(22,415)
Banco Standard de Investimentos	35,000	(6,821)	14,500	(1,791)
Standard Chartered Bank			57,500	(8,285)
Banco Barclays S.A.	15,000	(3,412)	124,500	(10,959)
Banco WestLB do Brasil			45,500	(2,521)
Banco Credit Agricole Brasil S.A.	213,950	(3,844)
Banco BNP Paribas Brasil S.A.	125,000	853
Rabobank Brasil S.A.	50,000	(2,389)
Banco Bradesco S.A.	85,000	(23,214)
Banco Votorantim S.A.	42,086	200

	1,897,835	(273,079)	2,049,132	(213,887)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at December 31, 2012 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

Follows a description of the types of contracts and risks being hedged.

(i)                                   Non-Deliverable Forwards (NDF)

The Company entered into US dollar forwards in order to hedge part of its future export revenue, which is considered highly probably to occur, against a devaluation of the real against the US dollar.

(ii)                               LIBOR versus fixed rate swap

The Company has plain-vanilla swaps of quarterly LIBOR versus fixed rates with the objective of hedging debt carrying interest based on LIBOR against any increase in LIBOR.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(iii)                           Japanese yen versus US dollar swap

The Company has plain-vanilla swaps of Japanese yen versus the US dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows. In December 2012, the Company prepaid 100% of the amount.

(iv)                            DI versus US dollar swap

The Company has plain-vanilla swaps of Interbank Deposit (DI) versus the US dollar with the objective of changing our debt exposure in reais, subjected to DI into a debt in US dollars with fixed interest. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(v)                                TJLP versus US dollar swap

The Company has plain-vanilla swaps of Long-term Interest Rate (TJLP) versus the US dollar with the objective of changing our debt exposure in reais subject to interest based on TJLP, to debt in US dollars with fixed interest. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

(vi)                            Zero cost collar

The Company entered into a zero cost collar (a purchased option (put) to purchase dollars and a written option (call) to sell dollars) with no leverage. The difference between the strike price of the put (floor) and of the call (ceiling) result in a floor and cap of the dollar exchange rate, thereby forming a “Collar”.

(vii)                        Pre swap versus US dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in reais to a debt in US dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(viii)                    Hedge of receivable from the sale of investments

The Company entered into US dollar forwards in order to hedge its future cash inflow, in reais, from the collection of the amount in US dollar, regarding the sale of the Piracicaba CGU. The notional amount is equivalent to the sale price of US$ 313 million and was contracted with an exchange rate of R$ 1.6181 resulting in an equivalent amount in reais of R$ 506,455. The operation was settled on September 29, 2011.

12                                 Trade accounts receivable

(a)                                Breakdown of the balance by type of customer

	2012	2011

Domestic customers	99,601	102,305
Intercompany	2,980	2,878
Export customers	714,142	916,391

	816,723	1,021,574

Allowance for doubtful accounts	(61,955)	(76,212)

	754,768	945,362

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

In 2012, were made credit assignments without recourse for certain customers, in the amount of R$ 686,619 (R$ 306,787 at December 31, 2011) so that these value was not recognized as trade account receivable and is not included in the balance above. Additionally, the combination of the sales volume, pulp average price and effect of the exchange currency in the period, contributed to minimize the reduction in the balance.

(b)                                Breakdown of the balance by maturity and allowance for doubtful accounts

The following table presents a breakdown of trade receivables by maturity:

	2012	2011

Maturing
Up to two months	438,069	511,079
Two to six months	247,297	306,411
Six to twelve months	579	16

Matured
Up to two months	63,576	125,363
Two to six months	1,962	330
Six to twelve months	2,069	609
Over one year	1,216	1,554

	754,768	945,362

At December 31, 2012, trade accounts receivable of R$ 68,823 (December 31, 2011 - R$ 127,856) were past due but not impaired. Management has a process to manage collections and does not expect to have losses on those receivables. The receivables are related to several unrelated customers for whom there is no recent history of default.

At December 31, 2012, trade accounts receivable of R$ 61,955 (December 31, 2011 - R$ 76,212) were impaired and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery.

Changes in the allowance for doubtful accounts are as follows:

	2012	2011	2010

At January 1	(76,212)	(56,114)	(39,738)
Reversal (provision)	3,376	(22,237)	(27,047)
Trade accounts receivable written off during the year as uncollectible	10,940	2,139	8,595
Exchange effect	(59)		270
Reclassification to assets held for sale			1,806

At December 31	(61,955)	(76,212)	(56,114)

(c)                                 Main customers

The Company has two customers that represent 32% of the Company’s net revenue (29% in 2011).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(d)                                Breakdown of the balance by currency

Fibria’s trade accounts receivable are denominated in the following currencies:

	2012	2011

Real	41,345	29,632
US dollar	707,609	914,048
Euro	5,814	1,682

	754,768	945,362

(e)                                 Guarantees in compror operations and factoring of trade receivables

The Company is a guarantor of compror operations performed by selected customers in Brazil, whose value guaranteed at December 31, 2012 was R$ 67,389 (R$ 84,376 at December 31, 2011). Fair value of those guarantees is not significant considering the high credit quality of those selected customers and that there is no history of default from these customers.

The Company makes credit assignments without credit recourse of certain customers so that these assets were derecognized from account receivables and it is not included in the balance of accounts receivable.

13                                 Inventories

The balances of inventories as of December 31, 2012 and 2011 are composed by:

	2012	2011

Finished goods
At plant/warehouses in Brazil	131,806	135,110
Outside Brazil	470,082	518,305
Work in process	13,438	31,141
Raw materials	422,288	360,473
Supplies	142,288	129,298
Imports in transit	2,333	2,140
Advances to suppliers	907	2,240

	1,183,142	1,178,707

14                                 Recoverable taxes

	2012	2011

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	187,941	208,993
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	16,140	19,520
Recoverable ICMS and Excise Tax (IPI)	715,904	614,274
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) Recoverable	526,410	669,805
Provision for impairment on ICMS credits	(579,103)	(507,573)

	867,292	1,005,019

Non-current	657,830	677,232

Current	209,462	327,787

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Fibria has been accumulating ICMS credits in the States of Espírito Santo and Mato Grosso do Sul since its activities are mostly directed to the exports market. The Company’s management revised the perspectives for the realization of such credits and established an impairment: (i) for the full amount in the case of the Mato Grosso do Sul unit due to the low probability of realization; and (ii) a partial provision for the Espírito Santo unit equivalent to approximately 80% of the total amount. When a partial provision was recorded management has already implanted actions to recover the taxes and they are being recovered through the operations in the state.

In 2012, the balance of taxes recoverable was reduced in R$ 138 million corresponding to credits of the Mato Grosso do Sul unit as result of the reimbursement by the Brazilian Federal Revenue Service (Receita Federal do Brasil) accumulated credits of PIS and COFINS, in the amount of R$ 142 million. The administrative request of reimbursement was filed in December 2010.

Based on the budget approved by the Company’s management, substantially all the tax credits are expected to be realized by the end of 2017.

	Amount	Percentage

In the next 12 months	209,462	28
In 2014	189,842	25
In 2015	131,023	17
In 2016	197,455	26
In 2017	26,206	4

	753,988

PIS and COFINS related to property, plant and equipment (*)	113,304

	867,292

(*)      These credits were not included in the schedule above, since they will be realized over the useful lives of the property, plant and equipment.

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2012	2011	2010

At January 1	(507,573)	(481,527)	(406,265)
Provision for impairment	(71,530)	(46,941)	(95,262)
Reversal		20,895	20,000

At December 31	(579,103)	(507,573)	(481,527)

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(a)                                Deferred taxes

Deferred income tax and social contribution tax assets arise from tax losses and temporary differences related to (i) the effect of foreign exchange gains/losses mainly of loans and financings (which for tax purposes are taxed/deductible on a cash basis); (ii) adjustment to fair value of derivative instruments; (iii) provisions not currently deductible for tax purposes; (iv) investments in rural activity; and (vi) temporary differences arising from the adoption of CPCs/IFRS.

	2012	2011

Tax losses	587,211	521,693
Provision for contingencies	65,578	30,506
Sundry provisions (impairment, operational and other)	401,113	383,395
Results on derivative contracts recognized for tax purposes on a cash basis	92,847	72,537
Exchange variation - recognized for tax purposes on a cash basis	470,825	73,412
Tax amortization of goodwill	113,178	110,936
Provision for losses of foreign deferred tax assets (*)	(238,201)	(200,711)
Tax depreciation	(11,391)	(14,986)
Reforestation costs already deducted for tax purposes	(299,632)	(284,020)
Fair value of biological assets	(239,094)	(214,952)
Effect of business combination - acquisition of Aracruz	(31,998)	(45,212)
Tax benefit on goodwill not amortized for tax purposes	(268,376)	(178,917)
Other provisions	(1,791)	(1,791)

Total deferred taxes, net	640,269	251,890

Deferred taxes - asset	868,192	991,768

Deferred taxes - liability	227,923	739,878

(*)    Recognition of loss in 2012 as detailed in item (e) below.

Credits related to tax losses (net of the provision for losses of foreign deferred tax assets, in the amount of R$ 238,201) and temporary differences are expected to be realized in accordance with the following schedule:

	Amount	Percentage

In the next 12 months	202,703	13
In 2014	82,814	5
In 2015	162,232	11
In 2016	142,736	10
In 2017	146,740	10
Between 2018 to 2019	370,458	25
Between 2020 to 2022	384,868	26

	1,492,551	100

During the next 12 months, the Company expects to realize R$ 157,897 related to deferred tax liabilities.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Changes in the provision for impairment of the Company’s foreign tax credits are as follows:

	2012	2011

At January 1	(200,711)
Provision		(200,711)
Exchange currency	(37,490)

At December 31	(238,201)	(200,711)

Changes in the net balance of deferred income tax are as follows:

	2012	2011	2010

At January 1	251,890	109,665	308,124
Tax losses	28,558	(180,634)	(78,902)
Provision for impairment of foreign deferred tax assets	(37,490)	(200,711)
Temporary differences regarding provisions	52,790	(66,241)	(3,913)
Derivative financial instruments taxed on a cash basis	20,310	117,709	(43,862)
Amortization of goodwill	(87,217)	(78,114)	(7,527)
Reforestation costs	(12,018)	(89,056)	(27,364)
Exchange gains/losses taxed on a cash basis	434,373	539,069	(36,119)
Fair value of biological assets	(24,141)	82,321	(13,630)
Other	13,214	17,882	12,858

At December 31	640,269	251,890	109,665

(b)                                Reconciliation of income tax and social contribution benefit (expense)

	2012	2011	2010

Income (loss) from continuing operations taxes on income	(989,730)	(1,491,012)	615,939

Income tax and social contribution at statutory nominal rate - 34%	336,508	506,944	(209,419)

Reconciliation to effective expense

Non-taxable equity in earnings (losses) of associates	(201)	(141)	(2,492)
Transaction costs - capital increase	(6,063)
Reversal of social contribution tax on export profits (i)			82,922
Provision for impairment of foreign deferred tax credits assets (ii)		(200,711)
Difference in tax rates of foreign subsidiaries	(17,040)	111,086	180,699
Effect of tax benefit on CONPACEL goodwill			(23,777)
Present value adjustment - Aracruz acquisition		(13,156)	(97,247)
Other, mainly non deductible provisions	(21,444)	(21,779)	(17,983)

Income tax and Social Contribution benefit (expense) for the year	291,760	382,243	(87,297)

Effective rate - %	29.5	25.6	14.2

(i)        Effect of social contribution exemption on export revenues in 2003.

(ii)     See item (e) below.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(c)                                 Transitional Tax System (RTT)

For purposes of determining the income taxes and social contribution calculation on net income for 2012, 2011 and 2010, the Company in Brazil elected to adopt the provisions of the RTT, in which it is allowed to annul the accounting effects of Law 11638/07 and Provisional Measure (MP) 449/08, converted into Law 11941/09, and control reconciling items in the Taxable Income Assessment Book (LALUR) or auxiliary records, without affecting the statutory accounting records.

(d)                               Income tax on business combinations

The Company has taxable temporary differences associated with negative goodwill resulting from the asset exchange with International Paper, whose deferred tax liabilities, in the amount of R$ 605,540, was not recognized, since all aspects of realization of the gain are under the control of management and there are no plans for realizing such gain in the foreseeable future.

Tax goodwill resulting from the acquisition of Aracruz has been attributed to expectation of future profitability and amounts to R$ 1,622,534, representing a tax benefit for income tax and social contribution of R$ 551,661, to be recognized over 74 months.

(e)                                 Recoverability of tax losses

As mentioned in Note 1(g), the subsidiary Fibria Trading International KFT. has tax losses amounting to US$ 133,550 thousand, equivalent to R$ 272,910 as of December 31, 2012, for which realization is not probable as result of the decision to transfer its current operations to other country subject to certain conditions. Management performed a recoverability analysis based on the estimated taxable income through December 2014.

As a result, the Company recorded a loss for a substantial portion of the previously recognized deferred tax assets with the loss amounting to US$ 116,565 thousand, equivalent to R$ 238,201, as of December 31, 2012 (US$ 107,000 thousand, equivalent to R$ 200,711, as of December 31, 2011). Such expense has been within “Income tax and social contribution - Deferred” in the statement of operations.

16                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of its shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.38% of the shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, associates, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances and transactions with related parties are as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	2012	2011

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(722)	(63)
BNDES	Financing	(1,747,272)	(1,773,842)

		(1,747,994)	(1,773,905)

Transactions with associates
Bahia Produtos de Madeira S.A.	Sales of wood	2,980	2,878

Transactions with Votorantim Group companies
VOTO III	Eurobond		(117,767)
Votener - Votorantim Comercializadora de Energia	Energy supplier	(388)	(388)
Banco Votorantim S.A.	Financial investments	197,782	176,156
Votorantim Cimentos S.A.	Input supplier	(11)	(87)
Votorantim Cimentos S.A.	Sale of lands	31,362
Votorantim Metais	Chemical products supplier	(228)	(214)
Votorantim Metais	Leasing of lands	(1,476)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(33)	(33)

		227,008	57,667

Net		(1,518,006)	(1,713,360)

Presented in the following lines
In assets
Marketable securities (Note 10)		191,537	170,687
Trade accounts receivable (Note 12)		2,980	2,878
Related parties - non-current		6,245	5,469
Other assets - current		31,362
In liabilities
Loans and financing (Note 23)		(1,747,272)	(1,891,609)
Suppliers		(2,473)	(650)
Related parties - non-current		(385)

		(1,518,006)	(1,713,361)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(ii)                               Transactions recognized in the statement of operations

	Income (expense)
	Nature	2012	2011	2010

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(10,776)	(10,418)	(10,275)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(156,339)	(170,213)	(131,112)

		(167,115)	(180,631)	(141,387)

Transactions with associates	Sales of wood
Bahia Produtos de Madeira S.A.		9,614	10,796	5,627

Transactions with Votorantim Group companies
VOTO III	Eurobond	7,994	22,524	(12,108)
Votener - Votorantim Comercializadora de Energia	Energy supplier	(19,546)	(31,267)	(25,898)
Banco Votorantim S.A.	Investments	16,372	20,780	20,530
Indústria de Papel de Pedras Brancas	Wood supplier			(39)
Votorantim Cimentos S.A.	Leasing of lands	(396)	(1,113)	(1,550)
Votorantim Cimentos S.A.	Sale of lands	31,362
Votorantim Metais Ltda.	Chemical products supplier	(5,560)	(8,929)	(4,523)
Votorantim Metais Ltda.	Leasing of lands	(9,709)	(7,067)	(7,051)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(394)	(401)	(410)

		20,123	(5,473)	(31,049)

Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

•            Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, Personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 9,767 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical advice, trainings, including management improvement programs. These services are also provided to the entire Votorantim Group and the Company reimburses VID at cost for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (Note 22(e)).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies performed when these contracts were executed.

•            Subsidiaries, joint ventures and associates

Fibria shares its administrative structure with its wholly-owned subsidiary Fibria - MS, and allocates these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no sharing of expenses is necessary. In June 2010 and May 2011, there were purchase of intercompany receivables from this subsidiary in the amount of R$ 239,123 relating to export shipments, which were fully settled in 2012

Port services for shipping production of the Aracruz plant are contracted from Portocel - Terminal Especializado Barra do Riacho. Portocel is controlled by the Company and Cenibra - Celulose Nipo-Brasileira has the remaining 49% interest in Portocel. The prices and conditions are identical for both shareholders.

The Company has an account receivable related to the sale of pulp to its wholly-owned subsidiary Fibria Trading International KFT., which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow the strategic and finance plan of the Company and observe the transfer price limits under tax regulations. In addition, the Company contracted intercompany export pre-payments with this subsidiary, at the rate of quarterly LIBOR plus an average spread of 4.1% p.a., with quarterly payment of principal and interest and final maturity in 2018.

On June 24, 2005, we entered into a loan contract with VOTO IV, a jointly controlled entity, which raised US$ 200,000 thousand, at 8.5% p.a., maturing in 2020.

The Company has balances receivable from Asapir, corresponding to cash advances made with the purpose of Asapir having adequate working capital at levels considered appropriate to carry out its operational activities.

The Company has balance receivable of R$ 9,614 from Bahia Produtos de Madeira S.A., corresponding to sale of wood, with maturity in 2019, renewable for 15 years.

•            Votorantim Group companies

On January 16, 2004, the Company executed a loan contract with a wholly-owned subsidiary of Votorantim Participações S.A. (“VPAR”), VOTO III, for US$ 45,000 thousand, at 4.25% p.a. In December 2012, we prepaid 100% of the amount.

The Company has a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our unit in Jacareí. The total amount contracted is R$ 15,000, guaranteeing 115,700 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request an early termination of the contract, that party is required to pay 50% of the remaining contract amount. In addition, the Company entered into a contract to purchase energy from Votener, expiring on December 31, 2014, to supply the Três Lagoas and Aracruz units. Since these units already generate its own energy, the contract has the purpose of maximizing the competitiveness of the energy matrix. The total amount contracted may change based on the needs and consumption of energy by those plants.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The Company maintains investments in CDB and securities purchased under agreement to resell (“reverse repos”) issued by Banco Votorantim S.A., with average remuneration of 104.77% of the CDI, maturing on January 2014. The Company’s cash management policy is intended to provide efficiency in investment returns and to maximize liquidity, based on market practices. The Company has also entered into derivative financial instruments contracts with Banco Votorantim. The Shareholders Agreement limits the intercompany investments to R$ 200 million for securities and R$ 100 million of notional value for derivative instruments.

On January, 2012, the Company entered into a contract to purchase sulfuric acid 98% from Votorantim Metais, for R$ 18,500, in exchange for the supply of 36,000 metric tons of acid for two years through December 31, 2013. In the case of contract termination, no penalties are due and the parties should pay any outstanding invoices for goods provided until termination.

The Company has an agreement with Votorantim Cimentos for the supply of road construction supplies, such as rock and calcareous rock, in the approximate amount of R$ 7,165 through May 30, 2013. This agreement may be terminated at any time with prior notice of 30 days, without any contractual penalties.

On December 2012, the Company entered into a contract with Votorantim Cimentos to sale of lands, in the amount of R$ 31,362 which mature in December 2013.

The Company has land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling R$ 76,496.

The Company has land leasing agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

In the years ended December 31, 2012 and 2011, no provision for impairment was recognized on assets involving related parties.

(b)                                Remuneration of officers and directors

The total annual amount authorized by the Annual General Meeting on April 27, 2012 for the remuneration of Board of Executive Officers, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for 2012 was R$ 43,481. The remuneration expenses, including all benefits, are summarized as follows:

	2012	2011	2010

Short-term benefits to officers and directors	24,495	21,624	21,277
Rescission of contract benefits	2,839	8,224	4,788
Long-term benefits to officers and directors	3,887
Benefit program - Phantom Stock Options	471		366

	31,692	29,848	26,431

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. The long-term benefits refer to the variable compensation program. In the third quarter of 2010, the Company

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

approved a benefit program based on the rights based on the increase in the value of its shares (Note 28).

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees’ members of R$ 917 for the year ended December 31, 2012 (R$ 908 for the year ended December 31, 2011).

The Company does not have any additional post-employment active plan and does not offer any other benefits, such as additional paid leave for time of service.

17                                 Investments

	2012	2011

Investment in associate - equity method (a)	6,913	7,506
Provision for impairment of investments (a)	(6,913)
Other investment - fair value method (b)	40,674

	40,674	7,506

(a)                                Investment in associate

	2012					2011
	Associate’s
	information			Our ownership		Our ownership
	Equity	Profit and loss	Percentage of ownership	On equity	On profit and loss	On equity	On profit and loss

Associate measured by equity method
Bahia Produtos de Madeira S.A.	20,740	(1,776)	33.33	6,913	(592)	7,506	(414)

Provision for impairment
Bahia Produtos de Madeira S.A.				(6,913)

					(592)	7,506	(414)

(b)                                Other investment

We have 6% of ownership on the capital of Ensyn, represented by shares. We performed a assessment regarding to the rights related to this shares and was concluded that we do not have a significant influence over the management of the Ensyn and, therefore, this investment cannot be considered as an investment in associate. No significant change occurred in the fair value of our interest in Ensyn between the date of our investment (October 2012, as mentioned in Note 1(h)) and December 31, 2012 and for that reason the carrying amount as of December 31, 2012 equals the cost of the investment.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

18                                 Biological assets

The Company’s biological assets are substantially comprised of growing forests, intended for the supply of wood for pulp production. Forests in formation are located in the states of São Paulo, Espírito Santo and Bahia.

The reconciliation of the book balances at the beginning and at the end of the year is as follows:

	2012	2011	2010

At the beginning of the year	3,264,210	3,550,636	3,791,084
Additions	755,531	761,502	642,567
Harvests in the period
Historical cost	(502,691)	(569,813)	(440,265)
Fair value	(365,726)	(405,617)	(411,416)
Change in fair value	297,686	125,053	92,319
Reclassification to assets held for sale
CONPACEL			(160,765)
Losango		(241,595)
Assets on the south of Bahia State	(129,745)
Transfer	6,339	44,044	37,112

At the end of the year	3,325,604	3,264,210	3,550,636

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

The average net sales price was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing timber by region. The average estimated cost contemplates expenses for felling, chemical control of growth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimated based on average rates of return for those assets.

The valuation model considers the net cash flows after taxes on income and the discount rate used also considers the tax benefits.

In the following table we present the main inputs considered in estimating the fair value of biological assets:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

	2012	2011

Actual planted area (hectare)	446,168	551,959
Average annual growth (IMA) - m3/hectare	41	41
Net average sale price - R$/m3	53.86	50,70
Remuneration of own contributory assets - %	5.6	5.6
Discount rate - %	6.5	7.9

The increase in the fair value of biological assets during the years presented is the combined result of the inputs presented above which resulted in a gain of R$ 297,686.

	2012	2011

Fair value of the renovation of forests in the year	144,729	152,405
Growing of plantation (IMA, area and age)	9,197	(95,143)
Variation of price and discount rate	143,760	67,791

	297,686	125,053

The estimate of the fair values of biological assets as of December 31, 2012 and 2011 was performed by management with the assistance of valuation specialists.

As detailed in Notes 35 and 1(d), the Company reclassified forest assets and land located in the south of Bahia state for assets held for sale.

The company has no biological assets pledged as of December 31, 2012.

19                                 Property, plant and equipment

(a)                                Analysis

	Annual
	average	2012
	depreciation		Accumulated
	rate - %	Cost	depreciation	Net

Land		1,815,686		1,815,686
Buildings	4	2,663,057	(1,173,298)	1,489,759
Machinery, equipment and facilities	5.5	13,192,701	(5,790,024)	7,402,677
Advances to suppliers		208,907		208,907
Construction in progress		214,361		214,361
Other		236,772	(193,601)	43,171

		18,331,484	(7,156,923)	11,174,561

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

	Annual
	average	2011
	depreciation		Accumulated
	rate - %	Cost	depreciation	Net

Land		1,853,243		1,853,243
Buildings	4	2,619,911	(1,057,791)	1,562,120
Machinery, equipment and facilities	5.5	13,144,928	(5,169,253)	7,975,675
Advances to suppliers		205,783		205,783
Construction in progress		197,866		197,866
Other		226,921	(180,361)	46,560

		18,248,652	(6,407,405)	11,841,247

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(b)                                 Rollforward of net book value

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2009	2,248,725	1,707,722	9,180,472	281,823	555,607	62,682	14,037,031
Additions	560	11	10,103	268,167	202,304	4,208	485,353
Disposals	(13,367)	(3,580)	(12,364)	(21,333)	(1,928)	(1,406)	(53,978)
Depreciation		(117,782)	(747,826)			(20,189)	(885,797)
Tax credits		(25,287)	(228,294)		(16,034)		(269,615)
Reclassification to assets held for sale (CONPACEL and KSR)	(117,812)	(80,047)	(185,488)	(7,615)	(16,406)	(4,706)	(412,074)
Transfers and others (*)	1,219	137,107	500,228	(240,587)	(331,876)	12,420	78,511

At December 31, 2010	2,119,325	1,618,144	8,516,831	280,455	391,667	53,009	12,979,431
Additions	15,066	1,578	14,272		436,302	3,717	470,935
Disposals	(17,862)	(7,902)	(28,339)	(3,075)		(847)	(58,025)
Depreciation		(122,247)	(673,546)			(16,419)	(812,212)
Tax credits			(428)				(428)
Reclassification to assets held for sale (Losango and Piracicaba)	(283,867)	(60,237)	(261,124)		(20,456)	(5,480)	(631,164)
Transfers and others (*)	20,581	132,784	408,009	(71,597)	(609,647)	12,580	(107,290)

At December 31, 2011	1,853,243	1,562,120	7,975,675	205,783	197,866	46,560	11,841,247
Additions	32	299	2,886	3,061	230,475	950	237,703
Disposals	(56,768)	(5,201)	(14,509)			(518)	(76,996)
Depreciation		(122,268)	(676,576)			(15,389)	(814,233)
Transfers and others (*)	19,179	54,809	115,201	63	(213,980)	11,568	(13,160)

At December 31, 2012	1,815,686	1,489,759	7,402,677	208,907	214,361	43,171	11,174,561

(*)    Refer to advances reclassified to biological assets group and non-current advances.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The balance of construction in progress is comprised mainly of expansion and optimization projects of the Company’s industrial units, being R$ 44,500 in Jacareí, R$ 18,880 of forest area, R$ 46,494 of Fibria - MS, R$ 76,250 in the Aracruz unit, R$ 21,503 in Veracel.

Borrowing costs capitalized were calculated based on the weighted average cost of the related debt. In the first six months of 2012, the rate applied was 5.08% p.a., and, in accordance with the internal policy, was revised in July to 3.88 % p.a. In 2011, the rate used was 5.52% p.a. in the first semester and 5.08% p.a. in the second semester.

The amounts related to depreciation, depletion and amortization expenses were charged in the statement of operations under “Cost of sales”, “Selling expenses” and “General and administrative expenses” are disclosed in Note 31.

Property, plant and equipment given as collateral are disclosed in Note 22.

The company currently does not have items of fixed assets for which it expects to abandon or dispose of or for which provision to asset retirement obligations would be required.

(c)                                 Obligations to dismantle and remove items of property, plant and equipment and restore the site

The Company has no significant long-term assets expected to be abandoned or sold, or that would require a provision for obligations due to the decommissioning of assets as requested in the IAS 16 - “Obligations to Dismantle and Remove Items of Property, Plant and Equipment and Restore the Site”.

20                                 Intangible assets

(a)                                Analysis

	Annual	2012
	amortization		Accumulated
	rate - %	Cost	amortization	Net

Goodwill - Aracruz		4,230,450		4,230,450
Systems development and deployment	20	179,968	(139,964)	40,004
Databases	10	456,000	(182,400)	273,600
Patents	15.9	129,000	(82,180)	46,820
Relationship with suppliers
Diesel and ethanol	20	29,000	(26,332)	2,668
Chemical products	6.3	165,000	(41,580)	123,420
Other		201		201

		5,189,619	(472,456)	4,717,163

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

	Annual	2011
	amortization		Accumulated
	rate - %	Cost	amortization	Net

Goodwill - Aracruz		4,230,450		4,230,450
Systems development and deployment	20	172,088	(122,889)	49,199
Databases	10	456,000	(136,800)	319,200
Patents	15.9	129,000	(61,635)	67,365
Relationship with suppliers
Diesel and ethanol	20	29,000	(19,749)	9,251
Chemical products	6.3	165,000	(31,185)	133,815
Other		168		168

		5,181,706	(372,258)	4,809,448

(b)                                Rollforward of net book value

	2012	2011	2010

At the beginning of the year	4,809,448	4,906,443	5,443,354
Intangible asset movements from business combination - Aracruz
Amortization of databases, patents and suppliers	(83,124)	(83,123)	(83,123)
Reclassification of goodwill to assets held for sale (CONPACEL)			(475,413)
Acquisition and disposal of software	(9,192)	(13,180)	(21,625)
Other	31	(692)

At the end of the year	4,717,163	4,809,448	4,906,443

Amortization of intangible assets was recorded under “General and administrative expenses” and “Other operating income (expenses), net”.

21                                Financial and operational lease agreements

(a)                                Financial leases

Financial leases correspond to the purchase of forestry equipment for cutting and transport of timber and also for the purchase of industrial equipment for processing of chemicals and oxygen. The financial lease agreements have purchase option at the end of period of the leasing.

The assets are recognized substantially under “Machinery, equipment and facilities” within property, plant and equipment and its respective obligation is recognized under “Other payable”.

	2012			2011
		Accumulated	Net		Accumulated	Net
	Cost	depreciation	balance	Cost	depreciation	balance

Forestry equipments	41,771	(33,566)	8,205	44,306	(26,920)	17,386
Oxygen and chemical facilities	88,990	(21,301)	67,689	88,990	(15,621)	73,369

	130,761	(54,867)	75,894	133,296	(42,541)	90,755

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The following is a schedule of present value and future minimum payments for each of the periods indicated below:

Years	Present value	Future value

2013	7,587	9,886
2014 to 2018	30,634	49,440
After 2018	37,031	58,080

	75,252	117,406

There are no restrictions imposed by financial lease agreements.

(b)                               Operational leases

•             Land leasing - the Company leases land for planting forests based on third-party operational leases as a source of raw materials for its production. The leases are usually made for a period up to 21 years. Lease payments, equivalent to market value are made according to the contract. The land lease agreements have renewal option of the lease period at market value.

•             Sea domestic transport - the Company is party to a long-term contract to receive sea freight services, whose period is 20 years and is for the sea domestic transport of raw materials utilizing pushers and maritime barges from the Terminal of Caravelas (BA) to Portocel (ES).

•             Export transport - the Company is also party to long-term contracts with STX Pan Ocean Co. Ltd. to receive sea freight services for 25 years for transportation of pulp from Brazil to several ports in Europe, North America and Asia.

At December 31, 2012, minimum payments of future operating leases are as follows:

		Sea domestic	Export
Years	Land leasing	transport	transport

2013	90,866	46,000	15,314
2014 to 2015	179,754	92,000	30,628
2016 to 2018	267,066	138,000	45,942
After 2019	955,551	230,000	290,966

	1,493,237	506,000	382,850

22                                 Advances to suppliers - forestry partnership programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Through the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be reimbursed through delivery of wood by forest producers.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The table below presents the movement during the years:

	2012	2011

At the beginning of the year	760,611	693,490
Advances made	87,500	176,479
Wood harvested	(128,241)	(45,368)
Transfers to forest and others	(12,710)	(31,557)
Reversal (reclassification) of assets held for sale (8)	33,150	(32,433)

At the end of the year	740,310	760,611

(*)   Refers to the Losango Project.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

23                                  Loans and financing

(a)                                 Breakdown of the balance by type of loan

	Average
	annual	Current		Non- current		Total
Type/purpose	charges - %	2012	2011	2012	2011	2012	2011

In foreign currency
BNDES - currency basket	5.6	49,075	48,790	233,397	220,471	282,472	269,261
Export credits (Finnvera)	3.37	46,319	42,731	193,959	217,218	240,278	259,949
Eurobonds - US$	7.39	65,763	34,575	4,577,197	5,103,839	4,642,960	5,138,414
Eurobonds - JPY	8.54		2,223		115,544		117,767
Export credits (prepayment)	2.89	218,662	29,051	2,503,308	2,777,003	2,721,970	2,806,054
Export credits (ACC/ACE)	2.38	440,604	623,632	214,567		655,171	623,632
EIB Europe Inv. Bank			784				784
Leasing			8,773		5,958		14,731

		820,423	790,559	7,722,428	8,440,033	8,542,851	9,230,592

In reais
BNDES - TJLP	7.6	248,731	242,321	1,216,069	1,262,260	1,464,800	1,504,581
FINAME	6.21	7,483	2,336	7,182	7,516	14,665	9,852
NCE	5.36	49,344	45,203	636,982	463,987	686,326	509,190
Midwest Region Fund (FCO e FINEP)	4.5	12,024	11,689	47,289	58,513	59,313	70,202

		317,582	301,549	1,907,522	1,792,276	2,225,104	2,093,825

		1,138,005	1,092,108	9,629,950	10,232,309	10,767,955	11,324,417

Interest		117,992	114,432	105,053	65,828	223,045	180,260
Short-term borrowings		111,898	98,667			111,898	98,667
Long-term borrowings		908,115	879,009	9,524,897	10,166,481	10,433,012	11,045,490

		1,138,005	1,092,108	9,629,950	10,232,309	10,767,955	11,324,417

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

(b)                                Breakdown by maturity

Non-current portion of the debt at December 31, 2012 by maturity:

	2014	2015	2016	2017	2018	2019	2020	2021	Total

In foreign currency
BNDES - currency basket	42,006	39,654	30,038	41,310	39,139	20,995	11,048	9,207	233,397
Export credits (Finnvera)	43,043	43,043	43,043	43,043	21,787				193,959
Eurobonds - US$						118,116	2,940,911	1,518,170	4,577,197
Export credits (prepayment)	388,097	249,273	358,270	556,149	459,459	399,172	92,888		2,503,308
Export credits (ACC/ACE)	214,567								214,567

	687,713	331,970	431,351	640,502	520,385	538,283	3,044,847	1,527,377	7,722,428

In reais
BNDES - TJLP	331,366	306,030	165,437	151,659	113,042	72,018	43,724	32,793	1,216,069
FINAME	2,954	2,954	1,220	54					7,182
NCE	40,896	71,690	67,715	193,773	176,459	43,225	43,224		636,982
Midwest Region Fund (FCO e FINEP)	11,643	11,643	11,643	11,643	409	308			47,289

	386,859	392,317	246,015	357,129	289,910	115,551	86,948	32,793	1,907,522

	1,074,572	724,287	677,366	997,631	810,295	653,834	3,131,795	1,560,170	9,629,950

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(c)                                 Breakdown by currency and interest rate

Loans and financing are broken-down in the following currencies:

	Currency
	2012	2011

Real	2,225,104	2,093,825
Dollar	8,260,379	8,843,564
JPY		117,767
Currency basket	282,472	269,261

	10,767,955	11,324,417

Loans and financing are broken-down by interest rate:

	2012
	CDI	TJLP	Libor	Currency basket	Fixed	Total

Total loans and financing	686,326	1,449,587	2,756,150	282,472	5,593,420	10,767,955

	2011
	CDI	TJLP	Libor	Currency basket	Fixed	Total

Total loans and financing	509,190	1,504,491	2,929,970	269,261	6,111,505	11,324,417

(d)                                Amortization of transaction costs

The table below presents the annual effects in the financial expenses of the amortization of transaction costs in the effective interest rate method:

	2012
Description	2013	2014	2015	2016	2017	After 2018	Total

Export credits (Finnvera)	790	790	790	790	790	132	4,082
Eurobond - USD	34,115	34,115	34,115	34,115	34,115	85,206	255,781
Export credits (prepayment)	6,696	5,741	962	962	962	1,105	16,428

	41,601	40,646	35,867	35,867	35,867	86,443	276,291

The capitalization of transaction costs for loans and financing increases the average effective cost of the debt in 0.42% p.a.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(e)                                 Rollforward

The rollforward of the carrying amounts at the presented period is as follows:

	2012	2011	2010

At the beginning of period	11,324,417	10,581,457	11,301,397
Borrowings	864,334	2,707,265	6,291,579
Interest expense	681,840	660,084	743,417
Foreign exchange	803,641	1,036,274	(331,098)
Repayments - principal amount	(2,410,719)	(3,109,589)	(6,342,426)
Interest paid	(651,288)	(582,047)	(722,305)

Expense of transaction costs of Eurobonds “Fibria 2020” early redeemed	88,759		(366,908)
Other (*)	66,971	30,973	7,801

At the end of the period	10,767,955	11,324,417	10,581,457

(*)    Includes amortization of transactions costs.

(i)                                   Export credits (prepayments)

On September 2012, the Company entered into export prepayment contracts in the amount of US$ 105 million (equivalents then to R$ 212,950), with maturity on September 2014 and interest rate of 2.95% p.a.

On August 2012, we early repaid, with our available funds, the amount of US$ 100 million (equivalent then to R$ 202,090) of a prepayment contract entered into in January 2011, whose original maturity is April 2018 and fixed interest rate of 2.95% p.a.

In the first quarter of 2012, Veracel entered into export prepayment contracts in the amount of US$ 43 million (equivalents then to R$ 76,939), with maturity between August 2012 and September 2013 and interest rate between 3.35% and 4.75% p.a.

On February 2012, Veracel entered into the export prepayment contract, in the amount of US$ 33 million (equivalent then to R$ 56,694), with semiannual payment of interest, at 5% p.a. plus LIBOR and a single payment of the principal with maturity in 2017.

On February 2012, Veracel early repaid five export prepayment contracts ACC in the amount of US$ 14 million (equivalent then to R$ 24,314) which were contracted in September and December 2011 with maturity in March 12, 2012.

On June 2011, the Company signed six export prepayment contracts in the amount of US$ 125 million (equivalent then to R$ 197,575), with maturity in January 2013 and fixed interest rate, of which US$ 75 million at 2.05% p.a. and US$ 50 million at 2.09% p.a.

On May, 2011, the Company signed an export prepayment contract with eleven banks in the amount of US$ 300 million (equivalent then to R$ 488,850), bearing quarterly LIBOR plus 1.80% p.a., which can be reduced to 1.60%, depending on the level of leverage and risk rating of the Company with a eight-year term, annual installments of US$ 15 million in 2012; US$ 30 million in 2015; US$ 15 million in 2016; US$ 90 million in 2018 and US$ 150 million in 2019.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

On January 2011, the Company signed three export prepayment contracts in the amount of US$ 50 million each for a total of US$ 150 million (equivalent then to R$ 248,640), with maturity in June 2012 and fixed interest rate at 2.09% p.a. On March  2012, the Company early repaid the total amount of US$ 50 million, equivalent to R$ 90,675, corresponding to one contract and, on September 2012, the Company repaid the remaining contracts in the total amount of US$ 100 million, equivalent to R$ 211,143.

On September 30, 2010, the Company signed an Export Credit Contract with 11 banks in the amount of US$ 800 million (equivalent then to R$ 1,355,360), with maturities through 2018, bearing quarterly LIBOR plus 2.755% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. In March 29, 2011, the company prepaid the amount of US$ 600 million (equivalent then to R$ 992,760), with funds from the CONPACEL sale and the issuance of the Fibria 2021 Bond.

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

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 535 million thousand (equivalent then to R$ 956,152), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The loans are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, 2010 funds totaling US$ 314 million (equivalent then to R$ 558,991) were released, and the remaining balance of US$ 221 million (equivalent then to R$ 389,310) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities. In April, 2011, the company prepaid the amount of US$ 100 million (equivalent then to R$ 160,970), and negotiated a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly depreciation). There were no changes in interest rates charged. In 2012, the Company prepaid the amount of US$ 200 million, with no changes on the other conditions of the contract.

The Company has export prepayment contracts with Banco Bradesco in the amount of US$ 150 million, bearing interest of LIBOR plus 0.78%, maturing in 2014.

The Company has export prepayment contracts with Nordea bank in the amount of US$ 50 million, bearing interest of LIBOR plus 0.80%, maturing in 2013.

(ii)                               Loans - VOTO III (Eurobonds)

On January 16, 2004, Votorantim Overseas Trading Operations III (“VOTO III”), a wholly-owned subsidiary of Votorantim Participações S.A. (“VPAR”), raised in the international capital markets US$ 300 million (equivalent then to R$ 873,000), maturing in ten years and bearing annual interest of 4.25%. The Company received 15% of the total funds raised, i.e., US$ 45,000 million, equivalent then to R$ 131,000. On December 2012, the Company prepaid 100% of the outstanding balance.

(iii)                           Loans - VOTO IV (Eurobonds)

On June 24, 2005, Votorantim Overseas Trading Operations Limited IV (“VOTO IV”), a company jointly controlled together with Votorantim Participações, raised US$ 400 million in the international capital markets (equivalent then to R$ 955,000), maturing on June 24, 2020 and bearing annual interest of 8.50%. The Company received 50% of the total funds raised, i.e., US$ 200 million, equivalent then to R$ 477,000 million.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(iv)                            Loans - Fibria 2019, Fibria 2020 and Fibria 2021 (Eurobonds)

On July 2012, the Company made a tender offer to early redeem Fibria 2020 Bonds and as a result early repaid, with proceeds from the public offering of shares, the amount of US$ 514 million (equivalent then to R$ 1,044,698) of debt issued under the Fibria 2020 Bond. The early repurchase generated a loss of R$ 150,917 recorded under “Financial Expenses” corresponding to R$ 62,158 of the premium offered to the bondholders for the early repurchase and to R$ 88,759 of transaction costs expensed upon repurchase (Note 31).

In March 2011, the Company, through Fibria Overseas Finance Ltd., raised US$ 750 million (“Fibria 2021” equivalent then to R$ 1,240,875) in the international markets, maturing in ten years, with a repurchase option as from 2016, accruing semi-annual interest at 6.75% p.a.

In May 2010, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million (“Fibria 2020” equivalent then to R$ 1,339,650) in the international markets, maturing in ten years and with a repurchase option as from 2015, accruing semi-annual interest at 7.50% p.a.

In October 2009, the Company, through Fibria Overseas Finance Ltd., raised US$ 1 billion (“Fibria 2019” equivalent then to R$ 1,744,000) in the international markets, maturing in ten years, accruing semi-annual interest at 9.25% p.a. In May 2010, the Company announced an offer to exchange the Fibria 2019 Bonds for the Fibria 2020 Bonds, in order to reduce interest cost, improve the liquidity of the security and renegotiating covenant clauses. The participation in the exchange offer was 94%.

The average effective interest rate on these operations listed above, including the transaction costs, is 8.66% p.a.

(v)                                BNDES

On December 31, 2012, considering only the 50% proportionally consolidated by us, Veracel had total principal amount outstanding amounting to R$ 331,299, repayable from 2011 to 2014, with a portion subject to interest ranging from TJLP plus 1.0% to 3.3% p.a. and another portion subject to UMBNDES 3.3% p.a.

In October 2010, a EXIM financing agreement was executed with BNDES totaling R$ 70,000, accruing interest at 7.7% p.a. and maturing in 14 months. The amount was repaid at its maturity in December 2011.

In the first semester of 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest for a portion at the Long-term Interest Rate (TJLP) plus 0% to 4.41% and for the remaining portion at the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a. At December 31, 2012, 93% of this total amount had been released. UMBNDES is an index based on a basket of currencies, substantially the US dollar.

In the second semester of 2008, a financing agreement with BNDES totaling R$ 540,000 was approved, bearing TJLP plus 1.36% to 1.76% for part of the loan and UMBNDES plus 2.45% p.a. for the remaining part. The final maturity of this financing is 2015. At December 31, 2012, 62% of this amount had been released.

On October 2007, a financing agreement was executed with BNDES totaling R$ 21,701, indexed by the TJLP plus 1.8% and UMBNDES plus 1.3% p.a., which was paid by the Company on July 2012.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

On November 2006, a financial agreement was executed into with BNDES, in the amount of R$ 596 million, of which, 900% has already been released in December 31, 2012, bearing interest at the TJLP plus 0% e 2.9% p.a. for portion of the loan and UMBNDES plus 1.4% to 2.4% p.a. for the other portion, maturing from 2009 to 2016.

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

The Company has given the pulp plant located in Três Lagoas (MS) and in Jacareí (SP) as the main collateral for these financings.

(vi)                            Leases

In December 2009, the Company renegotiated the terms and the amount outstanding of its finance lease with Banco Société Générale, originally contracted in 2008, for the acquisition of forest machinery and equipment. The contract ends in 2013.

Finance lease liabilities are guaranteed by a statutory lien on the assets leased.

On June 2012, the Company paid 100% of the lease contracts related to the acquisition of forest machinery and equipment.

(vii)                        Export Credit Note (NCE)

On September 2012, the Company signed an NCE totaling R$ 172,899, with semiannual payment of interest of 100% of CDI and amortization of the principal in four annual settlements as from 2017.

On September 28, 2010, the Company signed an NCE totaling R$ 427,500, maturing in 2018 and bearing charges of CDI plus 1.85% p.a. In connection with this NCE a swap was contracted to convert the floating rate in reais to a fixed rate of 5.45% in US dollar.

In December 2008, the Company contracted, through its subsidiary Portocel, an NCE with Banco HSBC in the amount of R$ 94,014, with final maturity in December 2013 and charges of 100% of the CDI.

(viii)                    Export credit (Finnvera)

On September 30, 2009, the Company entered into a loan agreement with FINNVERA (Finnish Development Agency, which provides credit to companies committed to sustainability programs) in the amount of € 125 million at semi-annual LIBOR plus 3.325% p.a., maturing in eight-and-a-half years.

(ix)                            Fund for the financing of the Brazilian Midwest Region (FCO)

On December 31, 2009, the Company raised R$ 73,000 from Banco do Brasil through its subsidiary Fibria - MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(x)                                Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

Covenants requirements as of December 31, 2012

On June 6, 2012, the Company concluded the renegotiation of the debt financial covenants, which resulted on the following changes: (a) covenants are measured based on consolidated information translated into US dollars (as opposed to consolidated financial information in reais), and (b) the indebtedness ratio (Net debt to EBITDA) was increased to a maximum ratio of 4.5x as from June 2012.

The measurement of the ratios based on information translated into US dollars reduces the of effects changes in exchanges rates as compared to ratios based on information measured in reais. A substantial portion of the debt of the Company is denominated in US dollars and as a result particularly depreciation of the real against the US dollar had significant impacts on the ratio when measured in reais. Under the prior computation criteria in the event of a depreciation the amount of net debt as of the end of the period would increase when measured in reais. Under the revised criteria by translating the EBITDA from reais to US dollar at the average exchange rate of each quarter the impact of the depreciation of the Brazilian real is mitigated.

The following table presents the financial covenant ratios:

December, 2012 and after

Ratio of debt service coverage (i) - Minimum ratio	More than 1.00

Indebtedness ratio (ii)- Maximum ratio	Less than 4.50

(i)          The ratio of debt service coverage is defined as (a) adjusted EBITDA (for the last four social quarters) in accordance with  practices adopted in Brazil and adjusted translated into US dollars at the average exchange rate of each quarter, plus the balance of cash, cash equivalents and marketable securities at period-end translated into US dollar at period-end exchange rates divided by (b) debt service payment requirements  for the following four consecutive quarters  plus interest paid during the past four quarters translated into US dollars at the average exchange rate of each quarter.

(ii)       The indebtedness ratio is  defined as (a) consolidated net debt translated into US dollars at the period-end closing rate divided by (b) Adjusted EBITDA for the last four social quarters translated into US dollars at the average exchange rate of each quarter.

The Company is in full compliance with the covenants established in the financial contracts at December 31, 2012, for which the debt service ratio totaled 3.00 and indebtedness ratio totaled 3.3.

The debt agreements that have debt financial covenants also have the following events of default:

•             Non-payment, within the stipulated period, of the principal amount or interest.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed minimum of US$ 50 million.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

(xi)                            Loans and financing guarantees

At December 31, 2012, certain loans and financing are guaranteed mainly by property, plant and equipment items from Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Aracruz (State of Espírito Santo) units, with a net book value of R$ 7,954,206 (December 31, 2011 - R$ 8,456,937), considered sufficient to cover the corresponding loans and financing amounts.

(xii)                        Unused credit lines

In May 2011, the Company, through its international subsidiary Fibria Trading International Ltd. obtained a revolving credit facility with eleven foreign banks, in the amount of US$ 500 million with availability of four years and interest payable quarterly at quarterly LIBOR rate plus from 1.40% to 1.70% over the disbursed amounts. Over undisbursed amounts the Company is charged 35% of the agreed interest cost.

24                                 Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against probable unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel. Provisions and corresponding judicial deposits are as follows:

	2012			2011
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	123,791	162,222	38,431	119,572	173,823	54,251
Labor	47,703	108,014	60,311	47,819	88,834	41,015
Civil	6,520	12,591	6,071	821	7,149	6,328

	276,530	282,857	104,813	168,212	269,806	101,594

The Company has tax and civil claims arising in the normal course of business that are assessed as of possible (but not probable) loss by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2012, these claims amount to: tax R$ 5,233,548 and civil R$ 862,966.

The change in the provision for contingencies is as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

2012

At the beginning of the year	269,806
Reversal (*)	(39,129)
New litigation	8,923
Accrual of financial charges	43,227

At the end of the year	282,855

(*)    The details about the significant new litigation and reversal occurred in 2012 are described on item (e) below.

(a)                                Comments regarding probable tax contingencies

The tax processes with probable loss are represented by discussions related to federal, State and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure to the company. The remaining balance, not deposited, refers to the discussion regarding ICMS on interstate transfers in approximated amount of R$ 26 million.

(b)                                Comments regarding possible tax contingencies

We present below comments on possible tax contingencies for which the Company has not recognized any provision. In the table below we present a detail of the amounts of these contingencies:

Amount

Income tax assessment - Normus (i)	1,528,197
Tax incentive - agency for the development (ii)	94,887
IRPJ/CSL - partial approval (iii)	144,567
IRPJ/CSLL - Newark (iv)	96,101
Income tax assessment - IR/CSLL - swap of industrial and forestry assets (v)	1,682,904
Other tax liabilities (vi)	1,866,416

Total possible tax contingencies (a)	5,413,072

(a)         Includes the amount of R$ 179,524 related to the process of our jointly venture Veracel.

(i)             Income tax assessment - Normus

On December 2007, Fibria’s subsidiary Normus Empreendimentos e Participações Ltda. received an income tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) charging Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido) over earnings of its foreign subsidiaries, during the period from 2002 to 2006. The amount of the assessment was R$ 1,528 million updated through December 31, 2012.

On October 2011, the assessment was revised by the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais) which decided to maintain the assessment through a casting vote after a tie of three votes favorable to Fibria and three votes against Fibria by the six members of

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

the court. The Company appealed of this decision (Motion of Clarification) and, at the moment, the tax assessment still waiting for judgment.

On September 2011, Normus Empreendimentos e Participações Ltda. received a new tax assessment charging Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido), but this time for the year 2007. The amount of the assessment was R$ 136 million. At the moment, the tax assessment still waiting judgment by the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais).

The subsidiary, domiciled in Hungary, sells pulp and paper in the global market.

Based on the position of outside legal counsel, management understands that this Hungarian subsidiary is subject to taxation in its country of incorporation and the position taken by the tax authorities violates prevision of Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation, which precludes double taxation by Brazilian taxes of net income of a Brazilian company for operations in Hungary.

In 2011 a Unconstitutionality Process (Ação Direta de Inconstitucionalidade (ADI)) was filed by the National Industry Association (Confederação Nacional da Indústria (CNI)) with the Supreme Federal Court (Supremo Tribunal Federal (STF)) challenging the constitutionality of article 74 of Provisional Measure 2,158 which establishes the taxation for income tax and social contribution purposes of income earned by subsidiaries and associates incorporated outside Brazil irrespective of whether such income was made available to the shareholder in Brazil.

On its session of August 17, 2011 the STF considered the ADI with five members voting for the constitutionality of article 74 and four members voting for the unconstitutionality of such article. The session was suspended until Justice Joaquim Barbosa casts its vote which is the only vote not yet casted.

Considering the outcome of the session of the STF indicated above internal and external legal counsel have reviewed their probability assessment which previously was of a remote loss and currently consider the loss as reasonably possible.

(ii)          Tax incentives - Agency for the Development of Northeastern Brazil (ADENE)

The Company has business units located within the regional development area of ADENE. As the paper and pulp industry is deemed to be a priority for regional development (Decree 4,213, of April 16, 2002), in December 2002, the Company requested and was granted by the Brazilian Federal Revenue Service (Receita Federal do Brasil) the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

On January 9, 2004, the Company was served Official Notice 1,406/03 by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, “based on the review carried out by the Legal Advisory Office of the Ministry of Integration as regards the special extent of the incentive, the right to use the benefit previously granted is unfounded and will be cancelled”.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

During 2004 and 2005, various ADENE determinations were issued to cancel the tax benefits. Such determinations were challenged and/or refuted by the Company, but no final court decision has been announced in relation to the merits of the case.

Nevertheless, the Brazilian Federal Revenue Service (Receita Federal do Brasil) served the Company an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used, plus interest, but without imposing any fine, amounting to R$ 316,355. The Company challenged such assessment notice, which was deemed to be valid at the administrative level. The Company filed an appeal against that assessment and in August 2011, the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais) considered that part of the assessment needed to be upheld. Therefore, the portion of the assessment related with 2003 benefits was canceled and the portion related with 2004 was upheld. Because this ruling, the amount of the assessment was reduced to R$ 94 million (updated through December 31, 2012 for monetary correction).

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

(iii)  Income tax/CSLL - partial approval

The Company has three requests for the approval of income tax credits with the Brazilian Federal Revenue Service (Receita Federal do Brasil), referring to 1997, 1999 and the fourth quarter of 2000,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

totaling R$ 134 million, of which only R$ 83 million was approved, creating a contingency of R$ 145 million updated through December 31, 2012. The Company timely appealed the rejection of the tax credits.

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

(iv)  Income tax/CSLL - Newark

Fibria received, in December 2007 and December 2010, two tax assessments in the amount, together, of R$ 219 million where Brazilian Federal Revenue Service charged Income Tax and Social Contribution of Newark Financial Inc., an offshore company controlled by VCP Exportadora e Participações Ltda. (succeeded by Fibria) with respect to the fiscal year 2005. Based on advice from internal and external counsel the probability of loss for the first tax assessment (December 2007 - R$ 137 million) is remote and the probability of loss for the second tax assessment (December 2010 - R$ 96 million) is possible. Accordingly, no provision has been recorded with respect thereto.

(v)   Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

On December 2012, the Company received a tax assessment notice from the Brazilian Federal Revenue Service (Receita Federal do Brasil) with respect to the collection of income tax and social contribution on profits in the amount of R$ 1,666 million, of which R$ 556 million corresponds to the alleged tax due and R$ 1,110 million corresponds to fines and interest. The amount updated through December 31, 2012 was R$ 1,683 million. The Tax Authorities inquire a probable gain of capital in operation made on February 2007, in which the Company executed an agreement with International Paper for the swap of industrial and forestry assets between both companies. On January 9, 2013 the Company filed an appeal on the Brazilian Federal Revenue Service Delegacy.

Based on the position of Company’s internal and external legal advisors, the probability of loss is possible and no provision has been recorded with respect thereto.

(vi)  Others tax liabilities with probability of loss classified as possible

Fibria has more than 349 trials for individual amounts of less than R$ 100 million. The amount involved in all of these trials is R$ 1,866,416. The average value of each trail is R$ 4,7 million.

(c)                                 Comments on labor/civil proceedings

The Company is a party to approximately 4,896 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and 1,076 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

Civil proceeding with probability of loss classified as possible

On June 2012, a Public Civil Action was filed by the Federal Public Ministry from Distrito Federal, aiming a prohibition for the Company of travel in any federal highway overweight, under a penalty, which was granted by the Judge of first instance as well as the action claiming the payment of moral and material damages due to alleged damage to federal highways, the environment and economic order. The amount of R$ 757,513 was given by the Federal Public Ministry for the proceeding. The Company appealed with success against the decision and also filed appeal for the others matters of the Action.

The proceeding is in the initial stage and, according to the Company’s legal advisors, the probability of loss was classified as possible and for that reason, no provision was recorded.

Class action

In November 2008, a securities class action was filed against the Company and certain of its current and former officers and directors on behalf of purchasers of the Company’s ADRs between April 7 and October 2, 2008. The complaint asserts alleged violations of the US Securities Exchange Act, alleging that the Company failed to disclose information in connection with, and losses arising from, certain derivative transactions.

During our Board of Directors meeting in December 2012, the Company ratified, the agreement under judicial mediation, where the Company and the other co-defendants agreed to pay the full amount of US$ 37,5 million (equivalent to R$ 76,6) to all holders of ADRs (American Depositary Receipt), from April 7 to October 2, 2008. The Company has active insurance policy D&O (Directors and Officers), that will cover the full disbursement mentioned above, with no material effect for us.

(d)                                Relevant comments regarding tax proceeding

The Company entered on January 1995, with a judicial tax proceeding, aiming the reimbursement of the Tax Incentive denominated “Crédito-Prêmio de IPI”. After final decision favorable for us, which determined the reimbursement of that credit, we recognized the amount of R$ 93,152 under the “Other assets”, in the “Non-current assets” against “Other operational revenue”, net of the lawyer fees. The Company submitted a formal request for the issuance of precatory related to the judicial process.

(e)                                 Remaining judicial deposits (consolidated)

The company has at December 31, 2012 the amount of R$ 157,567 (R$ 137,060 in December 31, 2011) deposited judicially in cases classified by external legal advisors as of remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, Income taxes and to contributions to the INSS, among others of smaller amount. Additionally, it includes the amount of R$ 58,876 of the credit balance of REFIS, as detailed in Note 25.

(f)                                  Significant contingencies resolved

In the six-month period ended June 30, 2012 the Company paid an amount of R$ 17,340, related to Social Contribution (CSLL) due over export revenue, an amount that was included in the provision for

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

contingencies at December 31, 2011, that also included a provision for fines (part of the R$ 9,174) which was reverted as the discussion regarding the applicability of taxation of this contribution was almost finalized in the Brazil Supreme Federal Court, which resulted in a reduction of the tax provision.

In prior years, the Company was fined for using tax losses, incurred during the program BEFIEX, more than six calendar years after the recognition of the loss. The updated value of the contingency, whose probability of loss on December 31, 2011 was possible, is R$ 168 million. On June 2012, this issue was resolved, due to favorable court decision, extinguishing the process.

25                                 Tax Amnesty and Refinancing Program (“REFIS”)

In November 2009, the Company joined the REFIS introduced by Law 11,941/09, the objective of which is the settlement of fiscal liabilities through a special system for payment of tax and social security debt in installments.

On June 28, 2011 all amounts under the program were consolidated after had met all formal requirements established in the legislation and the amounts included in the consolidated debt relate mainly to:

•             CSLL - judicial measure aiming the exclusion of export earnings of the basis for calculating the social contribution, as established by the constitutional amendment no 33/2001.

•             Income taxes/CSLL - judicial measure aiming the monetary correction of the balance sheet with no monetary losses generated by the Plano Verão - Economic plan established by the Provisional Measure 32/1989, converted into Law 7,730/89.

•             Income tax/CSLL - tax assessments issued due to the offset of income and social contribution tax losses, without compliance the limitation of 30%.

•             IPI credit premium - tax credits transferred from KSR to Celpav, related to phase II (April 1, 1981 to April 30, 1985), which were the subject of a tax assessment notice issued by the Brazilian Federal Revenue Secretariat due to supposed noncompliance with accessory tax obligations.

•             Economic Domain Intervention Contribution (CIDE) - judicial proceeding regarding CIDE on amounts paid to parties resident abroad as royalties or contractual remuneration, introduced by Law 10,168/00 and amended by Law 10,332/01 - period: as from 2002.

•             Tax on Financial Transactions (IOF) - judicial proceeding for declaration of non-existence of legal-tax relationship, in order not to be obliged to pay IOF on foreign exchange contracts entered into for purposes of raising funds abroad through the issue of Euronotes. The IOF amount was deposited in court on February 4, 1994.

•             COFINS - rate increase from 2% to 3% as established by Law 9,718/98.

•             CSLL - tax assessment issued due to the deduction on basis for calculating the social contribution, of expenditure on the monetary correction portion to the difference between the variation of the IPC and of the BTN Fiscal in the year of 1990.

The following is a summary of the amounts included in the program, as well the benefits obtained:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Detail of amounts
Total updated debts included in the program	532,734
Benefits for reduction of fines and interest	(78,030)
Fines and interest offset against tax loss and negative basis	(129,397)

Total debt payable	325,307
Payments made	(21,356)

Balance of debt	303,951

Total of judicial deposits updated	349,802

Credit balance	45,851

Considering the legal right to offset judicial deposits related to the debts included in the program and since judicial deposits exceed the remaining debt (after the reductions established by the program) the remaining balance in favor of the Company, updated in December 31, 2012 is R$ 58,876, is presented within non-current assets under other accounts receivable and monthly updated by SELIC, the interest rate applicable to tax debts.

26                                 Long-term commitments

Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for a average period of 9.6 years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. The contractual obligations assumed at December 31, 2012 correspond to R$ 258,694 per year (R$ 301,117 at December 31, 2011).

27                                 Shareholders’ equity

(a)                                Capital

At December 31, 2012, fully subscribed and paid-up capital is represented by 553,934,646 nominative common shares without par value (467,934,646 nominative common shares without par value as of December 31, 2011).

On April 30, 2012, the Company completed the issuance of 86,000,000 common shares without par value, through a public offering of shares. The net proceeds obtained from the public offering of shares is presented below:

	Number of shares	Gross proceeds

Offered through American Depositary Shares outside Brazil	12,319,972	195,025
Offered as common shares in Brazil	73,680,028	1,166,355

Total shares offered/gross proceeds	86,000,000	1,361,380

Total amount of transaction costs (*)		(17,834)
Income tax on transaction costs		6,063

Total amount of transaction costs, net		(11,771)

Total capital increase		1,349,609

(*) Transactions costs are mainly represented by commission and fees for lawyers and auditors.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(b)                                Dividends and interest on own capital

The Company’s by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

There were no proposal of dividends for the years ended December 31, 2012 and 2011 considering the loss incurred for the period.

Despite the positive results for the year ended December 31, 2009, the Company’s management, due to commitments assumed, level of indebtedness, financial liabilities management strategy aiming, among others, to correlate debt maturities with cash flow generation, and the Company’s business plan, had not proposed the minimum dividends prescribed by Article 30, paragraph III of the by-laws, as permitted by article 202, paragraph 4 of Law 6,404/76. Considering that at December 31, 2010 the Company’s financial position sufficient to pay dividends of R$ 121,958 (equivalent to R$ 0.26 per share), which was recorded in a “Special reserve for minimum dividends not distributed” in shareholders’ equity was reclassified to a liability for “Dividends payable”.

(c)                                 Revenue reserves

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

(d)                                Treasury shares

The Company has 342,822 common shares with unit value of R$ 30.18 per share, which corresponds to R$ 10,346.

28                                 Employee benefits

(a)                                Variable remuneration program

The Company maintains a performance based bonus program for its employees, linked to its personal plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2012 was R$ 56,402 (December 31, 2011 - R$ 64,597 and December 31, 2010 - R$ 50,185).

(b)                                Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s rules, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2012 amounted to R$ 8,519 (R$ 8,835 as of December 31, 2011 and December 31, 2010- R$ 6,936).

(c)                                 Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company’s employees, their dependents, until they come of age, and their spouses, for life.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

IAS 19 - “Benefits to Employees” requires that an entity calculate the present value of defined benefit obligations and the market value of the assets of the plans at the end of each reporting period. The amount recorded as expenses for the year ended December 31, 2012 was R$ 4,647 (R$ 4,211 as of December 31, 2011 and R$ 694 as of December 31, 2010).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2012	2011

Discount rate - %	4.0	5.5
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	4.25	4.25
Biometric table of general mortality	AT-83	AT-83
Biometric table of general mortality for invalids	IAPB 57	IABP57

Based on the independent actuary’s report, the position of the actuarial calculations is as follows:

	2012	2011

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the period	55,715	51,504
Cost of current service
Interest on actuarial obligations	6,276	5,960
Benefits paid	(3,971)	(3,261)
Actuarial losses in the statement of operations	2,342	1,512

Present value of actuarial obligations at end of the period	60,362	55,715

The liability is recorded under “Other payables” in the consolidated balance sheet.

(d)                                Employee benefits expenses

	2012	2011

Payroll, profit sharing and related charges	497,327	470,376
FGTS and other rescission indemnifications	36,572	37,010
INSS	82,701	88,224
Others	13,717	18,007

	630,317	613,617

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

29                                 Compensation program based on shares

Phantom Stock Options (PSO)

On April 28, 2010, the Board of Directors approved the Long-term Incentive Program, which consists of a plan to grant Phantom Stock Options, the 2009 and 2010 Programs, with the purpose of integrating executives in the development process of the Company in the medium and long term, allowing their participation in the increase in value of the Company’s shares.

The program is based on the Phantom Stock Options (PSO) concept, which consists of an award in cash based on the appreciation, of the shares of the Company, in relation to a predetermined price in a predetermined period. The plan does not provide for the delivery of any share to the beneficiaries. The Company’s CEO and the Executive Officers are eligible for the plan.

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

The exercise price of the options at the award date is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

The Programs awarded up to December 31, 2012 are presented below, as follow:

Programs

Program	Award date	Vesting period	Expiration date	Options	Exercise price

2009	08.26.10	08.27.10	12.31.16	52,215	27.55
2009	08.26.10	12.26.10	12.31.16	52,215	27.55
2009	08.26.10	10.27.11	12.31.16	52,214	27.55
2010	08.26.10	08.28.13	12.31.17	223,207	27.55
2011	01.02.12	01.02.14	12.31.18	274,976	28.31
2012	01.02.12	01.02.15	12.31.19	278,724	14.09

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

To determinate this value, the following economic assumptions were used at December 31 of each year. As result of the increase in the quoted market price of the FIBR3 shares in 2012 the fair value of the options as of December 31, 2012 was R$ 471:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

	2012	2011

Share price volatility - % (i)	3.77	10.00
Risk free return rate - % (ii)	6.55 to 8.58	10.00 to 11.55
Average price of shares (average of three prior months)	18.63	14.09
Options exercise price	21.57	27.55
Weighted-average term of vesting of option (months)	15.27	11.87
Weighted-average term of life of option (months)	73.11	31.96
Fair value of option resulting from the model (average)	1.82

(i)            Based on the daily volatility price for a three-month period.

(ii)         The curve of fixed-DI interest rate (Brazil) at the measurement date was utilized.

The settlement of this benefit plan for executives will be made by the Company in cash when the options are exercised.

The change in the number of SPO and their corresponding weighted average prices for the period are presented below:

	2012		2011
	Number of SPO	Weighted average price for exercise of options - reais	Number of SPO	Weighted average price for exercise of options - reais

Outstanding at the beginning of the year	379,851	27.55	379,851	27.55
Granted during the year	553,710	21.15
Concealed	(326,162)	27.83

Outstanding at the end of the year	607,399	21.57	379,851	27.55

Exercisable options at the end of the year	353,511	24.25	156,644	27.55

In the period ended December 31, 2012 was provisioned R$ 471 (at December 31, 2011 a reversal of R$ 366 was made), recorded in the statement of operations as “General and administrative expenses” and in liabilities, as “Other payables”.

30                                 Net revenue

(a)                                Reconciliation

	2012	2011	2010

Gross amount	7,208,452	6,861,041	7,785,155
Sales taxes	(138,820)	(245,759)	(421,701)
Discounts and returns (*)	(895,259)	(760,982)	(1,080,067)

Net revenues	(6,174,373)	5,854,300	6,283,387

(*)        Related mainly to the export customers’ performance rebate.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(b)                                Information about products

The following table presents the net revenue segregated by type of product, the volume and the respective destination for the domestic and foreign markets:

	2012	2011	2010

Pulp
Volumes (ktons)
Domestic market	530,566	507,559	424,323
Foreign market	4,825,990	4,633,402	4,484,497

	5,356,556	5,140,961	4,908,820

Pulp revenue
Domestic market	508,533	486,248	413,650
Foreign market	5,597,725	4,980,570	5,363,816

	6,106,258	5,466,818	5,777,466

Average price (in reais per ton)	1,140	1,063	1,177

Revenue
Domestic market	508,533	486,248	413,650
Foreign market	5,597,725	4,980,570	5,363,816
Paper		324,122	448,317
Services	68,115	63,360	57,604

	6,174,373	5,854,300	6,283,387

(c)                                 Information by geographic areas

The geographic areas are determined based on the costumer locations. The Company’s net revenue classified by geographic areas is demonstrated below:

	2012	2011	2010

Europe	2,539,214	2,343,284	2,430,720
North America	1,581,021	1,395,009	1,622,256
Asia	1,454,963	1,262,191	1,355,932
Brazil and others	599,175	853,816	874,479

	6,174,373	5,854,300	6,283,387

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

31                                 Financial results

The financial results were summarized as follows:

	2012	2011	2010

Financial expenses
Interest on loans and financing	(681,839)	(660,084)	(732,314)
Appropriation of interest-acquisition of Aracruz shares		(40,893)	(288,701)
Loans commissions	(72,800)	(84,866)	(78,997)
Financial charges in the partial repurchase of Eurobond “Fibria 2020”	(150,917)
Others	(38,849)	(87,162)	(92,520)

	(944,405)	(873,005)	(1,192,532)

Financial income
Financial investment earnings	151,728	180,377	252,101
Reversal of indexation charges on contingent liabilities			73,409
Others	15,918	36,623	48,916

	167,646	217,000	374,426

Gains (losses) on derivative financial instruments
Gain	438,896	556,766	251,695
Losses	(623,361)	(833,643)	(99,411)

	(184,465)	(276,877)	152,284

Foreign exchange and gain (loss)
Loans and financing	(803,641)	(1,036,274)	331,098
Other assets and liabilities	68,640	100,485	(29,494)

	(735,001)	(935,789)	301,604

Net financial result	(1,696,225)	(1,868,671)	(364,218)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

32                                 Expenses by nature

Expenses classified as cost of sales, selling expenses, and general and administrative expenses are as follows:

	2012	2011	2010

Cost of sales
Depreciation, depletion and amortization	(1,811,974)	(1,812,855)	(1,606,970)
Freight	(691,994)	(611,273)	(514,968)
Benefits to employees	(442,459)	(473,426)	(468,796)
Variable costs	(2,290,831)	(2,226,715)	(2,103,925)

	(5,237,258)	(5,124,269)	(4,694,659)

Selling expenses
Benefits to employees	(17,541)	(18,564)	(19,096)
Commercial expenses (*)	(260,326)	(239,787)	(220,512)
Operational leasing	(1,310)	(907)	(2,260)
Depreciation and amortization charges	(12,609)	(11,779)	(2,620)
Allowance for doubtful accounts	3,376	(22,237)	(27,047)
Other expenses	(9,641)	(1,654)	(9,893)

	(298,052)	(294,928)	(281,428)

General and administrative and directors’ fees expenses
Benefits to employees	(113,915)	(121,627)	(116,703)
Third-party services (consulting, legal and others)	(103,149)	(127,891)	(116,457)
Contingencies			(11,573)
Depreciation and amortization charges	(23,725)	(23,674)	(7,115)
Donations and sponsorship	(9,402)	(7,617)	(10,316)
Taxes and contributions	(4,628)	(4,411)	(4,017)
Operational leases and insurance	(8,657)	(8,802)	(8,015)
Other expenses	(22,526)	(16,403)	(38,120)

	(286,002)	(310,425)	(312,316)

Other operating expenses, net
Program of variable compensation to employees	(56,402)	(60,071)	(54,508)
Capital gain - Piracicaba disposal		175,654
Capital gain - IPI tax credit	93,152
Change in fair value of biological assets	297,686	145,884	92,319
Others	19,590	(8,072)	(45,310)

	354,026	253,395	(7,499)

(*)        Includes handling expenses, storage and transportation expenses and sales commissions, among others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

33                                 Insurance (unaudited)

The Company has insurance coverage for operating risk and comprehensive civil liability, with a maximum indemnity of R$ 3.075 million. Additionally the Company maintains insurance coverage of civil general liability in the amount of US$ 25 million corresponding to R$ 51,088 on December 31, 2012. Fibria’s management considers these amounts to be sufficient to cover any potential liability, risks and damages to the assets and loss of profits.

The Company does not have insurance for its forests. To minimize the risk of fire, there are internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective until January 31, 2012, with clause of renovation for a period of 12 months.

Besides the above-mentioned insurance coverage, Fibria has civil liability policies for directors and officers at amounts considered to be adequate by management.

34                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income (loss) attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	Continued operations			Discontinued operations
	2012	2011	2010	2011	2010

Net (loss) income attributable to the shareholders of the Company	(704,706)	(1,113,277)	524,134	240,655	74,512

Weighted average number of common shares outstanding	524,925,157	467,591,824	467,720,762	467,591,824	467,720,762
Basic earnings per share (in reais)	(1.34)	(2.38)	1.12	0.51	0.16

The weighted average number of shares in the presented periods increased from 467,591,824 to 525,267,979 as the result of the issuance of shares mentioned in Note 26. Reconciliation of weighted average number of shares is presented and does not include treasury shares in the amount of 342,822 shares:

	Shares outstanding
	2012	2011

January to April	467,591,824	467,591,824
May to December	553,591,824	467,591,824

Weighted average	524,925,157	467,591,824

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(b)                                Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common shares for dilution purposes.

35                                 Current assets held for sale and discontinued operations

As mentioned in Note 1(d), the CGUs Conpacel, KSR and Piracicaba were sold in 2011 and the forest and lands located in the south of Bahia were sold in 2012. We have also classified the Losango project assets as assets held for sale since June 2011.

The forest and lands located in the south of Bahia do not meet the definition of discontinued operations because they do not represent a major separate line of business or geographical area.

(a)                                Assets held for sale

The assets held for sale are related to the Losango project, as detailed in Note 1(d)(ii) and (iii):

	2012	2011

Losango Project
Biological assets	284,217	269,918
Property, plant and equipment - substantially lands	305,632	341,784
Others		32,464

	589,849	644,166

(b)                                Discontinued operations (Conpacel, KSR and Piracicaba) and assets on south of Bahia State

The results of discontinued operations regarding the year ended December 31, 2011 are summarized on the following table. The results earned with the sale of Piracicaba unit and assets on south of Bahia State were not presented as discontinued operations due to the fact that the values are not significant compared to the Company’s income.

(i)                                   Discontinued operations - Conpacel and KSR - information on statement of operations

	2011	2010

Net revenue	65,640	766,218
Cost of sales	(41,648)	(590,405)

Gross profit	23,992	175,813

Selling and administrative expenses	(13.575)	(62,987)
Financial results	(106)	71
Gain on disposal	357.196
Others	(2.878)

Income before taxes on income	364,629	112,897

Taxes on income	(123,974)	(38,385)

Net income from discontinued operations	240,655	74,512

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(ii)                               Discontinued operations - Conpacel and KSR - information on cash flows

	2011	2010

Net cash provided by operating activities	36,886	294,624
Net cash used in investing activities	1,558,768	(78,492)
Net cash used in financing activities (*)	(1,595,654)	(216,132)

(*)    Considering that Conpacel and KSR treasury operations were centralized by the Company, this amount represents the proceeds from the sale transferred to the Company net of investments realized.

(iii)                           Gain on disposal of discontinued operations, Piracicaba and assets on south of Bahia State

We present bellow the gain recorded in the year ended December 31, 2012 and 2011 for the disposal of CGUs assets on south of Bahia State (in 2012) and Conpacel, KSR and Piracicaba (in 2011):

	2012	2011
	Assets on south of Bahia State	Conpacel and KSR (i)	Piracicaba (ii)	Gain

Selling price	210,000	1,508,768	567,375	2,076,143
(-) Carrying amount of disposed net assets
Fixed assets and biological assets	(139,399)	(588,946)	(291,578)	(880,524)
Goodwill		(475,413)		(475,413)
Fair value (CPC 15 and CPC 29)	(29,319)
Inventories		(84,055)	(90,143)	(174,198)
Other assets and liabilities		(3,158)	(10,000)	(13,158)
Other expenses	(11,660)

(=) Gross gain recognized	29,622	357,196	175,654	532,850
(-) Income taxes	(10,074)	(121,447)	(59,722)	(181,169)

(=) Net gain	19,551	235,749	115,932	351,681

(i)        The gain is included as part of net income from discontinued operations.

(ii)     The gain is included under “Other operating expenses, net”.

(c)                                 Indemnification liabilities

In connection with the sale of CGUs and assets described above the Company assumed indemnification commitments with respect to losses, if they arise, as agreed in the corresponding sale agreements which have specific limits, period for the indemnification commitments and procedures for the other party to require the indemnification.

36                                 Impairment tests

As of December 31, 2012 and 2011, following the accounting policy described in Note 2.11(a), the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

on the item (a) below. In addition, as required by IAS 36 as the book value of the net assets of the Company exceed its market capitalization as of December 31, 2011 and 2012, a formal impairment analysis of long-lived assets must be performed. As a result, as described in the item (b) below, the Company performed an impairment analysis of the long lived assets of the CGUs Jacareí - SP and Três Lagoas - MS.

(a)                                CGUs with goodwill allocated - Aracruz

On December 2012, the Company assessed the need for impairment of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash flow model for the group of CGUs The process of estimating the value in use involves assumptions, judgments and estimates of future cash flows and represents the Company’s best estimate with projections having been approved by management. The impairment test did not result in the need to recognize any impairment.

The amount of goodwill allocated to the group of CGUs (Aracruz and Veracel) amounts at December 31, 2012 to R$ 4,230,450.

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

Cash flows for a period of ten years were considered and a additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC rate less the estimate of growth of Brazilian Gross Domestic Product. A ten-year period was used as management considers that global price of pulp can be affected by several factors which generally are identified in periods longer than the production cycle of forest of seven years.

The main assumptions used in determining value in use at December 31, 2012, are as follows:

Assumptions

Exchange rate in the period - R$	2.02
Average gross margin - %	43.5
Discount rate - WACC (gross and net from tax credits) - %	7.14 - 6.45

Management determined the gross margin based on past performance and on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

(b)                                Três Lagoas and Jacareí

The Company assessed at December 31, 2012 whether the value in use of the UGCs Jacareí and Três Lagoas exceeds its carrying amount. Value is use was measured using the discounted cash flow method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a). The test did not resulted in any impairment loss.

*          *          *

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

Date: February 28, 2013