Form 20-F
period 2013-12-31
Fibria Celulose S.A.
filed 2014-02-28
CIK 1110649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2013

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

The number of outstanding shares of each class of stock of Fibria Celulose S.A. as of December 31, 2013:

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

•                “Parkia” are to Parkia Participações S.A.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011 included herein in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The selected financial information should be read together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report. Aracruz has been consolidated since January 1, 2009.

The Brazilian Real is our functional currency and all our subsidiaries, and is also the currency used for the preparation and presentation of the consolidated financial statements.

We make statements in this annual report about our competitive position and market share in, and the market size of, the market pulp industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from monthly reports published by Bracelpa — Associação Brasileira de Celulose e Papel (the Brazilian Association of Pulp and Paper), RISI (Resource Information Systems Inc.), PPPC (Pulp and Paper Product Council), Brian McClay, Poyry and Hawkins Wright, all of them specialized consultants in the pulp market. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally in “Item 3. Key Information — D. Risk Factors”, “Item 4. Information on Fibria — B. Business Overview” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current expectations about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things:

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

	Year ended	Year ended	Year ended	Year ended	Year ended
CONSOLIDATED STATEMENT OF PROFIT OR	December 31,	December 31,	December 31,	December 31,	December 31,
LOSS	2013	2012	2011	2010	2009
(in thousands of Reais, unless otherwise indicated)

Revenues	6,917,406	6,174,373	5,854,300	6,283,387	5,292,972
Cost of sales	(5,382,688)	(5,237,258)	(5,124,269)	(4,694,659)	(4,555,729)
Gross profit	1,534,718	937,115	730,031	1,588,728	737,243
Operating income (expenses):
Selling, general and administrative	(647,669)	(584,054)	(605,353)	(593,744)	(593,097)
Equity in losses of associate	—	(592)	(414)	(7,328)	(1,133)
Gain on remeasurement of 12.35% equity interest held prior to Aracruz acquisition	—	—	—	—	1,378,924
Other operating income (expenses), net	823,398	354,026	253,395	(7,499)	230,092
	175,729	(230,620)	(352,372)	(608,571)	1,014,786
Income before financial income and expenses	1,710,447	706,495	377,659	980,157	1,752,029
Financial income	110,723	167,646	217,000	374,426	454,335
Financial expenses	(1,016,526)	(944,405)	(873,005)	(1,192,532)	(1,318,851)
Result of derivative financial instruments	(215,313)	(184,465)	(276,877)	152,284	210,086
Foreign exchange (loss) gain and indexation	(932,907)	(735,001)	(935,789)	301,604	2,225,965
	(2,054,023)	(1,696,225)	(1,868,671)	(364,218)	1,571,535
(Losses) income from continuing operations before income taxes	(343,576)	(989,730)	(1,491,012)	615,939	3,323,564
Current (expense) income tax	(619,606)	(42,167)	67,835	59,627	(30,660)
Deferred income (expense) tax	265,600	333,927	314,408	(146,924)	(796,529)
Net (losses) income from continuing operations	(697,582)	(697,970)	(1,108,769)	528,642	2,496,375

Discontinued operations
Income from discontinued operations	—	—	364,629	112,897	141,053
Income tax expense, net	—	—	(123,974)	(38,385)	(47,958)
Net income from discontinued operations	—	—	240,655	74,512	93,095
Net (losses) income	(697,582)	(697,970)	(868,114)	603,154	2,589,470

Net (losses) income attributable to shareholders of the Company — continuing operations	(706,422)	(704,706)	(1,113,277)	524,134	1,836,130
Net income attributable to shareholders of the Company — discontinued operations	—	—	240,655	74,512	93,095
Net income attributable to non-controlling interest	8,840	6,736	4,508	4,508	660,245
Net (losses) income	(697,582)	(697,970)	(868,114)	603,154	2,589,470
Basic and diluted (losses) earnings per share or ADSs (in Brazilian Reais):(1)
Continuing operations	(1.28)	(1.34)	(2.38)	1.12	7.17
Discontinued operations	—	—	0.51	0.15	0.39
Weighted average number of shares outstanding (in thousands):	553,592	524,925	467,592	467,721	241,086
Dividends and interest attributable to capital per share (in Brazilian Reais:	—	—	—	0.30	0.26
Dividends and interest attributable to capital per share (in U.S. Dollars) (2):	—	—	—	0.17	0.13

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

CONSOLIDATED BALANCE SHEET

(in thousands of Reais)

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2012	2011	2010	2009
		(restated)	(restated)	(restated)	(restated)
Assets
Current
Cash and cash equivalents	1,271,752	943,856	381,915	431,463	645,479
Marketable securities	1,068,182	2,351,986	1,677,926	1,640,935	3,251,903
Derivative instruments	22,537	18,344	31,638	80,502	5,122
Trade accounts receivable, net	382,087	754,768	945,362	1,138,176	1,167,151
Accounts receivable - land and building sold	902,584
Inventory	1,265,730	1,183,142	1,178,707	1,013,841	834,371
Recoverable taxes	201,052	209,462	327,787	282,423	231,294
Assets held for sale	589,849	589,849	644,166	1,196,149	—
Other assets	103,228	194,526	108,062	115,165	254,222

	5,807,001	6,245,933	5,295,563	5,898,654	6,389,542

Non-current
Marketable securities	48,183	—	—	—	65,439
Derivative instruments	71,017	26,475	43,446	52,470	—
Related parties receivables	7,142	6,245	5,469	5,307	—
Deferred taxes	968,116	879,606	995,368	1,330,614	1,280,909
Recoverable taxes	743,883	657,830	677,232	590,967	372,509
Advances to suppliers	726,064	740,310	760,611	693,490	720,127
Judicial deposits	197,506	157,567	137,060	110,364	—
Other assets	252,135	172,612	95,060	145,768	120,644
Investments	46,922	40,674	7,506	8,301	15,430
Biological assets	3,423,434	3,325,604	3,264,210	3,550,636	3,791,084
Property, plant and equipment	9,824,504	11,174,561	11,841,247	12,979,431	14,037,031
Intangible assets	4,634,265	4,717,163	4,809,448	4,906,443	5,443,354

	20,943,171	21,898,647	22,636,657	24,373,791	25,846,527

Total assets	26,750,172	28,144,580	27,932,220	30,272,445	32,236,069

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2012	2011	2010	2009
Liabilities and shareholders’ equity
Current
Loans and financing	2,972,361	1,138,005	1,092,108	623,684	1,790,256
Trade payable	586,541	435,939	373,692	424,488	384,282
Payroll, profit sharing and related charges	129,386	128,782	134,024	121,691	123,326
Taxes payable	55,819	41,368	53,463	63,436	39,400
Derivative instruments	106,793	54,252	163,534	—	—
Payable - Aracruz acquisition	—	—	—	1,440,676	2,430,289
Liabilities related to the assets held for sale	470,000	470,000	—	95,926	—
Dividends payables	2,374	2,076	1,520	266,300	—
Other payables	125,081	204,833	142,367	156,135	53,664

	4,448,355	2,475,255	1,960,708	3,192,336	4,821,217

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2012	2011	2010	2009
Non-current
Loans and financing	6,800,736	9,629,950	10,232,309	9,957,773	9,511,141
Derivative instruments	451,087	263,646	125,437	—	—
Taxes payable	159	77,665	76,510	75,365	72,631
Deferred taxes	235,896	227,923	739,878	1,222,360	975,420
Related parties payable	—	—	—	—	—
Provision for contingencies	128,838	104,813	101,594	265,392	340,934
Payable - Aracruz acquisition	—	—	—	—	1,253,890
Other payables	193,847	194,521	163,096	151,634	180,301

	7,810,563	10,498,518	11,438,824	11,672,524	12,334,317

Total liabilities	12,258,918	12,973,773	13,399,532	14,864,860	17,155,534

Shareholders’ equity
Share capital	9,729,006	9,729,006	8,379,397	8,379,397	8,379,397
Share capital reserve	2,688	2,688	2,688	2,688	2,688
Treasury shares	(10,346)	(10,346)	(10,346)	(10,346)	(756)
Statutory reserves	3,109,281	3,815,584	4,520,290	5,381,771	5,046,067
Other reserves	1,614,270	1,596,666	1,611,837	1,630,642	1,634,214

Equity attributable to shareholders of the Company	14,444,899	15,133,598	14,503,866	15,384,152	15,061,610
Equity attributable to non-controlling interest	46,355	37,209	28,822	23,433	18,925

	14,491,254	15,170,807	14,532,688	15,407,585	15,080,535

Total liabilities and shareholders’ equity	26,750,172	28,144,580	27,932,220	30,272,445	32,236,069

Note:        The Consolidated Balance Sheet as at December 31, 2012, 2011, 2010 and 2009 are being restated due to the retrospective impact of the adoption of IAS 19 (R), as mentioned in Note 2.26 to our 2013 consolidated financial statements.

OTHER FINANCIAL DATA

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
(in thousands of Reais, unless otherwise indicated)	2013	2012	2011	2010	2009

Gross margin	22.2%	15.2%	12.5%	25.3%	13.9%
Operating margin	24.7%	11.4%	6.5%	15.6%	33.1%
Capital expenditures(3)	1,286,684	1,078,267	1,416,668	1,066,129	1,612,676
Depreciation, amortization and depletion	1,751,947	1,720,067	1,838,827	1,616,705	1,650,820
Cash flow provided by (used in):
Operating activities	2,163,530	1,914,333	1,348,200	1,696,086	789,791
Investing activities	433,849	(1,160,803)	(727,666)	(1,818,251)	(3,410,300)
Financing activities	(2,275,991)	(258,250)	(649,133)	(60,561)	3,232,052

(3)                  Excludes the capital expenditures related to Conpacel for 2010, as Conpacel was sold in 2011 and its operations were classified as discontinued operations.

OPERATIONAL DATA

	As at and for	As at and for	As at and for	As at and for	As at and for
	the year ended	the year ended	the year ended	the year ended	the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2013	2012	2011	2010	2009

Number of employees(4)	4,192	4,136	4,301	5,028	4,816
Nominal production capacity (thousand metric tons)
Pulp	5,300	5,250	5,250	5,250	5,400
Paper(5)	—	—	—	190	385
Sales volumes (thousand metric tons):
Domestic market pulp	447	531	509	424	382
Export market pulp	4,751	4,826	4,632	4,485	4,704
Total market pulp	5,198	5,357	5,141	4,909	5,086

Domestic market paper	—	—	88	113	166
Export market paper	—	—	12	8	2
Total paper(5)	—	—	100	121	168

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

	Exchange Rate of Reais per U.S.$ 1.00
Year Ended December 31,	Low	High	Average(1)	Period-end

2009	1.7024	2.4218	1.9935	1.7412
2010	1.6554	1.8811	1.7593	1.6662
2011	1.5345	1.9016	1.6746	1.8758
2012	1.7024	2.1121	1.9550	2.0435
2013	1.9528	2.4457	2.1605	2.3426

Month Ended	Low	High	Average(1)	Period-end

September 30, 2013	2.2031	2.3897	2.2705	2.2300
October 31, 2013	2.1611	2.2123	2.1886	2.2026
November 30, 2013	2.2426	2.3362	2.2954	2.3249
December 31, 2013	2.3102	2.3817	2.3455	2.3426
January 31, 2014	2.3335	2.4397	2.3822	2.4263
February 24, 2014	2.3391	2.4238	2.3947	2.3391

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

Price fluctuations occur not only from year to year but also within a given year as a result of global and regional economic conditions, capacity constraints, mill openings and closures, supply of and demand for both raw materials and finished products, among other factors. In 2009, the global economic slowdown affected pulp prices globally with the Asian market registering the most significant decline in prices, falling to U.S.$395 per ton as of March 31, 2009, and recovering to U.S.$658 per ton as of December 31, 2009. In 2009, BEKP average market prices were U.S.$623 per ton in North America, U.S.$562 per ton in Europe and U.S.$497 per ton in Asia. Through 2010, the global economy continued its recovery and provided improved conditions for the pulp and paper markets leading BEKP average prices to reach U.S.$879 per ton in North America, U.S.$844 per ton in Europe and U.S.$777 per ton in Asia. Through 2011, the global economy again impacted the pulp market, which had an uptrend in the first half of the year, but ended the year in a lower level than it started with BEKP average prices at U.S.$865 per ton, U.S.$810 per ton and U.S.$699 per ton in North America, Europe and Asia, respectively. In 2012, the uncertainties surrounding the economic recession in Europe provided an unstable BEKP price environment. After following an upward trend in the first half of 2012, prices presented consecutive weekly decreases during the third quarter, but regained strength in the last three months of the year, leading BEKP prices to an annual average of U.S.$815 per ton in North America, U.S.$751 per ton in Europe and U.S.$635 per ton in Asia. In 2013, prices continued to climb during the most part of the first half of the year, due to relatively stable supply levels and strong demand. However, as the summer in the Northern Hemisphere approached, slower seasonal demand introduced prices to a new cycle of decline that lasted until November, when prices started to show signs of recovery, ending the year at an annual average of U.S.$870 per ton in North America, U.S.$791 per ton in Europe and U.S.$673 per ton in Asia.

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

According to market statistics (PPPC), Chinese demand represented 28% of the global market pulp demand in 2013, and this consumption has increased at an annual average growth rate of 11% since 2004, above the global average of 2%. The recent investments in paper and board machines in China have been boosting pulp demand in China; however, the volatility of Chinese demand due to speculative buying movement is a key risk for any short-term demand forecast.

Global crises and subsequent economic slowdowns like those that occurred during 2008 and 2009 may adversely affect global pulp demand. As a result, our financial condition and results of operations may be adversely affected.

Demand for our pulp products is directly linked to overall economic activity within those international markets in which we sell our products. After a steady period of growth between 2003 and 2007, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the pulp market to international volatility. From mid 2009 through 2010, the global economy recovered and provided improved conditions for the pulp market. In 2011, the market pulp industry had two distinct phases. During the first half of the year, the global market pulp demand increased by 7.7% over 2010, mostly due to strong Chinese demand. Beginning in July, the European crisis and its effects on the global economy negatively impacted world pulp demand. In 2012, the unstable economic environment continued pressuring pulp demand; however, positive results in emerging regions offset the losses in mature markets, leading to higher pulp demand compared to the previous year. Despite the persistant tepid economic climate in 2013, pulp demand grew by 3.2% with improvements seen in almost all major regions of the globe, especially due to higher investments in new paper capacity. A continued decline in the level of activity in either the domestic or the international markets within which we operate could adversely affect both the demand for and the price of our products and have a material adverse effect on us.

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

From 2013 up to 2016, a number of players in the industry are expected to install new pulp production capacity in South America and Asia. This new capacity, as completed, could result in a possible loss of market share, reduction of prices and shortage of raw materials with the resulting increase in their prices. Therefore, our results of operations and financial condition could be adversely affected.

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

As of December 31, 2013, our total consolidated indebtedness amounted to R$9,773 million, of which 69.6% represented long-term indebtedness.

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

Our sales outside Brazil accounted for 92%, 91% and 85% of our total consolidated net revenues during the years ended December 31, 2013, 2012 and 2011, respectively. Our exports, primarily to Europe, North America and Asia, expose us to risks not faced by companies operating solely in Brazil or any other single country. For example, our exports may be affected by import restrictions and tariffs, other trade protection measures and import or export licensing requirements.

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

The Brazilian Real in 2010, as a result of an increase in foreign direct investments in Brazil, appreciated by 4.5% against the U.S. Dollar. Through August 2011, the Real maintained this appreciation trend. However, in September 2011, the worsening crisis in the Eurozone caused the sudden depreciation of the Real against the U.S. Dollar. As a result, the Real depreciated by 11.2% against the U.S Dollar in 2011. In 2012, the Brazilian Central Bank intervened several times to protect the Real from overvaluation. As a result, in 2012 the Real depreciated by 8.2% against the U.S. Dollar. In 2013, the positive outlook of a recovering economy in the US and in the Eurozone caused a rapid depreciation of several Emerging Markets currencies, including the Real. As a result, in 2013 the Real depreciated by 11% against the U.S. Dollar.

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

We account for our derivative instruments at fair value, in accordance with IFRS. The fair value of such instruments may increase or decrease due to fluctuations in currency exchange rates prior to their settlement date. As a result we may incur unrealized losses due to these market risks factors. These fluctuations may also result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism.

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

In 2006 and 2007, the rating agencies, Fitch Ratings Inc., or Fitch, Moody’s Investor Service, Inc., or Moody’s, and Standard & Poor’s Ratings Group, or S&P, assigned an investment-grade rating to our foreign currency debt under foreign law, thus reducing our average cost of capital. However, in late 2008 and early 2009 Fitch, Moody’s and S&P reduced our rating to BB+/Negative, Ba1/Negative and BB/Negative, respectively. On October 13, 2009, Fitch further reduced our rating to BB/Stable. After the announcement of the sale of Conpacel and KSR in December 2010 (See Item 4. Information on Fibria — A. History and Development of Fibria) our rating outlook was changed from Stable to Positive by both Fitch and Moody’s. In March 2011, Fitch raised our rating to BB+/Stable. In November and December 2011, respectively, S&P and Moody’s both revised the outlook from positive to stable due to a slower deleverage path. In February 2012, Fitch affirmed Fibria’s rating at BB+/Stable based on the expectation that we will lower debt and leverage during 2012. In February 2013 Fitch changed the rating outlook for Fibria to positive from stable. In March 2013 S&P upgraded Fibria’s rating from BB/positive to BB+/stable. In September 2013 Moody’s changed our outlook from stable to positive. In February 2014 Fitch Ratings upgraded our credit rating to BBB- with a stable outlook, achieving so the Investment Grade status for this agency. All three agencies’ positive movement was mainly due to our pursuit of deleveraging despite market conditions, free cash flow generation along with our appropriate and conservative approach to liquidity and the headroom under our financial covenants.

The ratings currently assigned to our foreign currency debt under foreign law are BBB-/Stable by Fitch, Bal/Positive by Moody’s and BB+/Stable by S&P. If our ratings were to be downgraded by the rating agencies due to any external factor, our own operating performance and/or increased debt levels, our cost of capital may increase. Any downgrade could also negatively affect our operating and financial results and the availability of future financing.

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

Two tax assessments in the total amount of R$1.7 billion (see Note 24 to our consolidated financial statements) were issued by the Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB), against us, with respect to Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or IRPJ, and Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL, on the income from an equity adjustment  in the investment in foreign controlled companies during the period from 2002 to 2007. We consider the loss under this assessment to be possible and, as such, have recorded no provision with respect thereto. A new tax assessment charging Income Tax and Social Contribution for 2008 in the amount of R$279 million up to November, 2013 was issued in March 2013 (see note Tax Proceedings).

In December 2012, a tax assessment in the amount of R$1.7 billion (see Note 24 to our consolidated financial statements) was issued by the Brazilian Federal Tax Authority, or RFB, against us, with respect to IRPJ and CSLL taxes as a result of an agreement signed between Fibria (on that occasion VCP) and International Paper. The subject matter of which was the exchange of industrial and forestry assets between the two companies. On January 9, 2013 we filed an appeal with the Brazilian Federal Revenue Service. Based on the opinion of our internal and external legal counsels, the probability of loss is possible and, as such, no provision has been recorded with respect thereto.

In November 13, 2013 we were notified about the decision that invalidated the assessment notice, accepting our appeal. The Brazilian Federal Tax Authority will be notified to file a mandatory appeal. The claim is pending a final decision from the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais) (see note Tax Proceedings).

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

During 2013, our twenty largest customers accounted for approximately 88% of our pulp sales volume. If we were unable to replace the sales volumes represented by any of these important customers, the loss of any of these customers could have a material adverse effect on our results of operations, cash flows and financial condition.

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

Activist groups in Brazil advocate land reform and property redistribution by invading and occupying rural areas. Fibria has been working alongside the Landless Workers’ Movement (or MST), the Federal Land Reform Agency (INCRA) and the government of the State of Bahia, and have agreed to design and implement an agroforestry production and settlement model project in 2011. In 2012, the project was launched, benefiting hundreds of families in areas occupied by the

MST. We cannot assure that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares.

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

Our controlling shareholders have entered into a Shareholders´Agreement which regulates their power to control us.

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

In addition, BNDES was the creditor with respect to approximately 18% of our consolidated indebtedness as of December 31, 2013 and we expect to continue to obtain loans from BNDES. As one of our significant shareholders and the subsidiary of one of our important creditors, BNDESPar may exercise a significant influence over our business and corporate decisions, and its actions may be influenced by the policies of the Brazilian federal government, which may conflict with the interest of our shareholders and holders of our ADSs.

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

As a result of the Aracruz Acquisition, we have recognized R$4,231 million of goodwill and have recorded several intangible assets from the Aracruz business (including database, patents, chemical supplier and other supplier relationships) with a fair value of R$779 million at the acquisition date (R$367 million as of December 31, 2013 and R$447 million as of December 31, 2012). Under IFRS, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually or more often if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. As of December 31, 2013, according to the accounting policy described in Note 37 to our 2013 consolidated financial statements, we performed our annual impairment test of the Cash Generating Units (CGU) to which goodwill is allocated (Aracruz). In addition, as required by IAS 36, when the book value of the net assets of the Company exceeds its market capitalization, an impairment analysis of long-lived assets must be performed. As a result, we performed an impairment analysis of the long lived assets of the CGUs Jacareí - SP and Três Lagoas - MS. The recoverability test did not result in the need to recognize any impairment of goodwill and fixed assets. See “Item 5. Operating and Financial Review and Prospects — B. Discussion of Critical Accounting Policies” and Note 37 to our 2013 consolidated financial statements.

Any change in the value of the key assumptions used in the impairment tests could result in impairment charges in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

New laws and regulations relating to climate change and changes in existing regulation, as well as the physical effects of climate change, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

In 1997, an international conference on global warming concluded with an agreement known as the Kyoto Protocol, which called for reductions of certain emissions that may contribute to increases in atmospheric greenhouse gas concentrations.  While Brazil did sign the Kyoto Protocol, many other countries did not ratify the Protocol which expired in 2012.  Nonetheless, is has formed the basis for a range of international, national and sub-national proposals and regulations focusing on greenhouse gas reduction. A successor protocol is under negotiation at the international level, and Brazil among other countries has indicated its intention to participate in an extended Kyoto process. For example, Brazil has committed to cut its emissions below projected levels in 2020 and to set domestic targets for curbs on deforestation in its Amazon and Cerrado regions.

We cannot predict whether future climate control legislation or regulatory initiatives, whether international or local, will be adopted or when.  We expect, however, that there will be increased regulation related to greenhouse gases and climate change that may materially affect us, directly through increased capital expenditures and investment to comply with such laws, and indirectly, by affecting prices for transportation, energy and other inputs.  In addition, the physical effects of climate change also may materially and adversely affect our operations, for example by changing air temperature and water levels, and subjecting us to unusual or different weather-related risks.  Both the new laws and regulations related to climate change, changes in existing regulations and the physical effects of climate change could result in increased liabilities and capital expenditures, all of which could have a material adverse effect on our business and results of operations.

Various other risks could have a material adverse effect on our operational and financial results.

Our operations are subject to various other risks affecting our forests and manufacturing processes, including fire, drought, disease, strikes, port closings, shipping costs, electrical failures and factory explosions, any of which could have a material adverse effect on our operational and financial results.

Risks Relating to Brazil

Brazilian economic and political conditions and perceptions of these conditions in the international market have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our results of operations and financial condition.

Our operations are conducted in Brazil but our pulp is mainly sold to international customers. Accordingly, our financial condition and results of operations are in some ways dependent upon economic conditions in Brazil. Brazil’s gross domestic product, or GDP, in real terms, grew by  2.7% in 2011 and 0.9% in 2012, according to Instituto Brasileiro de Geografia e Estatística — IBGE, Brazil’s official statistics agency. In 2013, GDP grew 2.3%, according to the Central Bank estimates. The general cost of human capital, the cost of land (renting or buying) and the other general local supplies are points of concern. Nonetheless, future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, such supplies. As a result, these developments could impair our business strategies, results of operations or financial condition. The Brazilian government tries to limit unusual market conditions, like supply prices, abnormal speculation and the foreign exchange-rates, frequently intervening in the Brazilian economy and occasionally makes material changes in policies and regulations. Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

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

•                  other political, diplomatic, social and economic developments in or affecting Brazil; and

•                  inflation

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were, 6.5% in 2011, 5.8% in 2012 and 5.9% in 2013, according to the Brazilian National Consumer Inflation Index (Índice Nacional de Preços ao Consumidor Amplo) or IPCA. Our cash production costs and operating expenses are substantially denominated in Brazilian Reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the currency. If the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. Dollar, then, as expressed in U.S. Dollars, our operating expenses may increase. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute materially to economic uncertainty in Brazil and accordingly weaken investor confidence in Brazil, thus impacting our ability to access the international capital markets.

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

Our financial results are affected by changes in interest rates, such as the London Interbank Offered Rate (LIBOR), the Brazilian Interbank Deposit Certificate (Certificado de Depósito Interbancário) or CDI and the Brazilian Long Term

Interest Rate (Taxa de Juros de Longo Prazo) or TJLP. The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation control purpose, Brazilian government policies and other factors. The CDI rate was 9.77% p.a., 6.90% p.a. and 10.87% p.a. as of December 31, 2013, 2012 and 2011, respectively. The TJLP was reduced from 6.0% p.a. to 5.5% p.a. on June 27, 2012 and then to 5.0% p.a. on December 31, 2012. A significant increase in interest rates, particularly TJLP or LIBOR, would have a material adverse effect on our financial expenses as a significant part of our debt (BNDES loans and Export Prepayment Facilities) is linked to these rates. On the other hand, a significant reduction in the CDI rate could adversely impact the financial revenues derived from our investment activities since a relevant part of our cash is invested Brazilian money market, linked to CDI. In order to mitigate these risks and benefit from the abnormal lower interest rates, we have contracted several swaps from LIBOR and TJLP to Pre Fixed rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.

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

An electricity shortage and related electricity rationing may adversely affect our business and results of operations.

Hydroelectric power is a major source of energy for Brazilian industry. Low levels of investment and below average rainfall have in the past resulted in low reservoir levels of critical hydroelectric capacity in Brazil’s southeast, central west and northeast regions.  Alternative sources of power generation have often been delayed due to regulatory and other issues. During the period of 2000 and 2001, for example, the Brazilian government instituted a rationing and consumption reduction program to reduce electricity consumption from mid-2001 to early 2002.  This program established limits on energy consumption by industrial, commercial and residential users.

In 2013, we generated internally approximately 115% of the electric energy requirements for our pulp production process.  Of the total amount of thermal and electrical energy we self-generated, 91% was from renewable fuels, such as biomass and black liquor that are byproducts of the pulp production process, and 9% was from non-renewable fuels that we purchased, such as fuel oil and natural gas.  Nonetheless, if Brazil experiences shortages in available electricity (whether due to hydrological conditions, infrastructure limitations or otherwise), similar or other policies may be put into place to limit or ration electrical power utilization.  Although we believe we are adequately prepared with respect to energy since we are self-sufficient and even sell the overflow electric energy to the Brazilian grid, our sales may be adversely affected by the negative effect the energy shortage may have on the macroeconomic environment.  In addition, we may also be adversely affected by the impact of the energy shortage on the activities of our main suppliers of raw materials. Any such shortage and related electricity rationing could have a material adverse effect on our business and results of operations.

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

Investments in securities, such as our common shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the common shares underlying the ADSs at a price and time at which holders wish to do so. The São Paulo Stock Exchange Index (Ibovespa) had a market capitalization of U.S.$807 billion as of December 31, 2013. In comparison, the S&P 500 had a market capitalization of U.S.$16.5 trillion as of December 31, 2013. A liquid and active market may never develop for our common shares or ADSs, and as a result, the ability of our ADS holders to sell at the desired price or time may be significantly hindered.

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

On September 10, 2012, we received and accepted a binding offer from CMPC Celulose Riograndense S.A. for the purchase of forestry assets and lands of Losango, consisting of approximately 100 thousand hectares of owned areas and nearly 39 thousand hectares of forestland of eucalyptus in these owned areas and in third parties leased areas, for a total amount of R$615 million. The transaction did not include the partnership program agreements developed in Losango areas, which will be maintained and honored by Fibria. On December 28, 2012 we announced the conclusion of the Purchase and Sale Agreement and the approval of the operation by the Economic Defense Council, the receipt of the first installment in the amount of R$470 million and the deposit of the second installment in the amount of R$140 million in an escrow account to be disbursed after the remaining applicable government approvals and other conditions precedent have been fulfilled. The remaining installment of R$5 million will be paid to us upon the effective transfer of existing contracts related to the asset and applicable government approvals.

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

Primary Public Offering of Common Shares

On March 8, 2012, Fibria announced a primary public offering of common Company-issued shares. On April 30, 2012, 86,000,000 shares were issued at a unit price of R$15.83/share (U.S.$8.43/share) totaling R$1,361 million (without placement of a supplementary lot). The Public Offering was in accordance with the strategy to strengthen the our capital structure.

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

On June 29, 2012, Fibria signed a purchase and sale agreement for these assets in the total amount of R$235 million. A cash payment of R$200 million was received as an advance at the same date. As result of the due diligence process conducted by the purchaser, the sale price was adjusted to R$200 million. On December 7, 2012, the transaction was completed upon receipt of an acceptance notice signed by the buyer. See note 1 (d) (iii) to our 2013 consolidated financial statements.

On November 15, 2013, we entered into a Share Purchase Agreement and Other Covenants with Parkia, for the sale of certain land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for a total of approximately 210 thousand hectares. On December 30, 2013, after obtaining the mandatory regulatory approvals as well as the completion of an audit by Parkia, the First Amendment to the Share Purchase Agreement and Other Covenants was concluded and signed, under which the total area subject to the transaction was adjusted to approximately 206 thousand hectares of lands, for the total amount of R$1,402,584 thousand, of which R$500,000 thousand was received by us upon signing the agreement. In January 2014, we received R$710,702 thousand. The remaining balance of R$191,882 thousand will be received no later than the end of the first quarter of 2014 after the fulfillment of certain obligations and legal requirements, to be performed by us.

We may be entitled to an additional amount, limited to R$247,515 thousand, in three separated payments, each payment being up to one third of theamount, on the 7th, 14th and 21st anniversaries of the agreement. The entitlement to this amount is contingent on the appreciation of the land at each of such anniversaries, measured according to predefined measurement assumptions established in the agreement and adjusted by the variation of the IGP-M index through the actual payment dates.

We concurrently entered into forestry partnership agreements with Parkia for a period of up to 24 years, during which we will continue to manage our forests in the land sold. In exchange for the right to use the land by us for our forestry activities, the forestry partnership agreement grants to Parkia the right to receive 40% of the volume of wood (in cubic meters — m3), produced by us on the land during each harvesting cycle, limited to a “cap” contractually established. The transaction is in line with our strategy to strengthen our capital structure through debt prepayment. See Note No.1 (e) and No. 38 of our 2013 consolidated financial statements.

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

Our Ownership Structure

We are jointly controlled by VID, a wholly-owned subsidiary of VPar (the holding company of the Votorantim Group) and BNDESPar, a subsidiary of BNDES. VPar in turn is controlled by Hejoassu Administração S.A. or Hejoassu, which is controlled by the Ermírio de Moraes family. As a result of the purchase of an additional equity interest in Aracruz and corporate re-organization of Fibria, both of which occurred during the first semester of 2009, our exchange offer for outstanding Aracruz shares and the merger of Aracruz into us, our ownership structure and principal subsidiaries as of December 31, 2013 is presented in the following chart.

As of December 31, 2013, our total shares amounted to 553,934,646 common shares.

Capital Expenditures

Our capital expenditures (Capex) totaled R$1,287 million in 2013 and R$1,078 million in 2012.

The increase over 2012 is explained by the non-recurring investment of greater forest renewal at the Aracruz Unit and the several sustaining projects.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2013	2012	2011
	(in millions of Reais)
Industrial Expansion	8	4	26
Forest Expansion	65	66	128
Subtotal Expansion	73	70	154
Safety/ Environment	31	47	62
Forestry Renewal	752	653	624
Advance for Wood Purchase (partnership program)	97	77	176
Maintenance, IT, R&D, Modernization	253	166	310
Subtotal Maintenance	1,133	943	1,172
50% Veracel	81	65	90
Total	1,287	1,078	1,416

For 2014 Management has approved a capital expenditure budget of R$1,520 million. The 18% increase over 2013 is explained by the forestry partnership agreement signed as a result of the land sale in December of 2013 and a one-off impact of wood purchases, which is expected to continue for 2 to 2.5 years before returning to normal levels.

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

Both grades are sub-divided in: integrated pulp, which is the pulp produced for captive paper production in the same company or group, and market pulp, which is pulp produced to be sold in the market. Market pulp production sums up to 55 million metric tons, which represents 40% of all chemical pulp.

Chemical market pulp can be broken down in many different grades, depending on the wood species. The two main groups are Hardwood, which assembles the species composed by short cellulose fibers, and Softwood, assembling the other species, composed by long cellulose fibers. Short fiber pulp is more prone to be produced in tropical areas, while long fiber pulp is only produced in temperate areas. Hardwood represents 28 million metric tons.

Fibria produces pulp from Eucalyptus, which is a species originally from Australia, but extremely well adapted to the Brazilian climate. Actually, it is in Brazil where Eucalyptus trees develop the highest yield in the whole world. Eucalyptus pulp is 65% of the whole Hardwood market, with a demand of 18 million metric tons in 2013.

Source: Paper&Board, Recycled Fiber and Pulp: RISI | Market Pulp, Hardwood and Eucalyptus: PPPC Global 100 - December 2013 — considers 2013 demand.

Market Pulp Capacity

We are the world’s largest producer of market pulp, according to Hawkins Wright, with an aggregate pulp production capacity of approximately 5.3 million metric tons of eucalyptus per year, as shown in the chart below.

Market Pulp Capacity Ranking
(000 tons)

Source: Hawkins Wright — December 2013

Eucalyptus pulp capacity has outgrown all other market pulp grades, having grown 80% between 2006 and 2013, to a total of more than 20 million metric tons, with most of this growth taking place in Latin America. Increased volumes by Latin American producers, who hold much larger buffer and in-transit stocks (as new mills in the region are further inland), bigger vessel space, Supplier Managed Owned Inventories where invoicing is made upon pulp consumption rather than delivery, and the increase in both distance and reach of the pulp geographical distribution with the increasing importance of China in the market in recent years, have increased the minimum inventory necessary for eucalyptus distribution. According to the Special Research Note released by the Pulp and Paper Products Council (PPPC) recently, the global balanced level of the hardwood pulp producers inventories is currently 39 days, an increase of 10 days since 2000. However, for Latin American producers the average inventory stands at 43 days as almost 90% of Latin America’s hardwood production is exported outside the region compared to only 38% of North American and Nordic regions.

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

In 2011, despite all the uncertainties with the European and American economy, global market pulp demand reached a total volume of 52.5 million tons which represents an increase of 4.7% or 2.4 million tons over 2010. The same unstable economic environment remained in 2012, but stocking movement, especially in China, led market pulp demand to post approximately 1.2% of growth during the year. The European region was the major market pulp consuming region totaling 17.8 million metric tons followed by China with 14.4 million metric tons in 2012.

Pulp demand continued to grow in 2013 driven mainly by new paper capacity that entered the market during the year. The  3.2% increase (or 1.3 million extra tons)  was supported mainly by hardwood sales to China (due to a strong growth in the tissue and woodfree paper sectors) and a surprising rebound in North America (resulting from new tissue capacities, an improvement in consumer spending and the replacement of integrated pulp by market pulp).

Eucalyptus demand was flat in 2010, increased by 7.8% in 2011, and 2.3% in 2012 and 7.8% in 2013. PPPC projections for Eucalyptus global demand show an average growth of 7.9% between 2014 and 2015 much higher than the global market pulp demand average of 2.0% for the same period. The growth in the tissue paper grades and Printing & Writing expansions in Asia is expected to support this growth.

Total Market Pulp Demand & Eucalyptus Market Share

Source: PPPC

Pulp Price Dynamics

As a global commodity, market pulp prices are impacted by macroeconomic dynamics, as are the prices of any other commodity. The graph below is a comparison of the trend of softwood market pulp prices against the Economist Commodity Index since 1980.

Source: Hawkins Wright and The Economist, November 2013

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

BHKP Supply Curve CIF Europe (2013)

(cash production cost in U.S.$/t and BHKP capacity in 000 t)

Source: Hawkins Wright ( December 2013)

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

Hardwood FOEX Europe

(U.S.$/t)

Source: FOEX

Fibria’s Profile

We are the world’s largest producer of market pulp, according to Hawkins Wright and PPPC, with an aggregate pulp production capacity of approximately 5.3 million metric tons of eucalyptus pulp per year. We believe that we are one of the lowest-cost producers of BEKP in the world, primarily due to our economies of scale, state-of-the-art and strategically located production facilities, the short harvest cycle of our trees and our use of high-end technology in our operations. During the first half of 2009, we acquired control of Aracruz and have fully consolidated the results of operations of Aracruz into our consolidated financial statements as from January 1, 2009. In September 2009, we adopted the trademark “Fibria” for our pulp and paper operations.

Our forest base is broad and diversified. As of December 31, 2013, it was comprised of approximately 962 thousand hectares (owned and leased, excluding the forestry partnership program areas, the forest base linked to the sale of forest assets in Southern Bahia State and Losango) located in six Brazilian states. Approximately 557 thousand hectares of our total forestry land consisted of planted areas and approximately 346 thousand hectares of conservation areas with native vegetation, or preserved areas.

We produce bleached eucalyptus kraft pulp at the following three pulp mills, 100% owned by us:

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

In addition, we have a 50.0% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1.12 million metric tons. Under IFRS, we include our proportionate share of the results of operations of Veracel in our consolidated results of operations.

In 2013, we produced 5,259 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$6,917 million.   In 2012, we produced 5,299 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$6,174 million.

In 2013, our pulp production had the following destination: Tissue 53%, Printing & Writing 30% and Specialities 17%. Our breakdown exposes us to the tissue segment with low dependence on the Printing & Writing segment, bringing more stability through the economic cycle.

Export sales accounted for 91% of our pulp sales volume in both 2013 and 2012. We export pulp products from a terminal and warehouse that we operate at the port of Santos, in the State of São Paulo, and from Portocel, a specialized port terminal that is operated by our subsidiary, Portocel Terminal Especializado de Barra do Riacho S.A., or Portocel, which is located approximately 3 kilometers from our Aracruz mill, in the State of Espírito Santo. We also operate a port terminal located in the city of Caravelas in the State of Bahia, from which we transport wood to our Aracruz mill, and a port terminal in the city of Belmonte, in the south of the State of Bahia, from which we transport pulp produced by Veracel to Portocel.

The following map sets forth the location of the production facilities and the port terminals we operate:

Our Strengths

Global leadership in market pulp

We are the world’s largest producer of market pulp according to Hawkins Wright and PPPC, with a total pulp production capacity of approximately 5.3 million metric tons as of December 31, 2013 and a focus on the international markets. We estimate that in 2013 we accounted for approximately 28% of the world demand of BEKP, approximately 18% of the world demand of bleached hardwood kraft market pulp and approximately 10% of the world demand of chemical market pulp. Our leadership is based on the sustainability of our forest operations (as a result of the shorter harvest cycle in Brazil as compared to other relevant countries), our state-of-the-art technology (including modern facilities and advanced cloning methods), our high productivity, our strong customer base and our long-term relationships with our customers.

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

State-of-the-art production facilities

Our mills have adopted the latest designs, technologies and production processes as a result of significant investments we have made. The advanced technology and production processes used in our mills allow us to use a lower level of raw materials, mainly chemicals, which consequently reduces our production costs. In addition, our mills have advantages over older mills, particularly with respect to reduced emissions and solid waste disposal, providing for a more streamlined, efficient and environmental-friendly pulp production process. The Três Lagoas and Veracel mills, have one of the lowest production costs of market pulp per ton in the world. This is the result of state-of-the-art technology, including modern processes and equipment associated with efficiency in forests and industrial operations, as well as short distances between forests and mills.

State-of-the-art research and technology

Fibria started its eucalyptus plantations at the end of the 1960s using seeds from the Rio Claro Forest Nursery (SP). At that time, four species were considered appropriate: Eucalyptus grandis, Eucalyptus saligna, Eucalyptus urophylla, and Eucalyptus alba. During the 1970s specific provenances of E. grandis and E. urophylla proved to be the most suited to our environmental conditions and to the pulping process. Since then, many superior trees were developed both as a result of the breeding program and the use of commercial cloning. Cloned forests presented significant gains in productivity, uniformity, and wood quality, giving us an outstanding position on the world market. Fibria currently uses a group of selected clones in its plantations and these clones are frequently replaced by new ones to ensure productivity evolution as well as sufficient of genetic diversity, at landscape level. State-of-the-art breeding technologies are being used for developing advanced generations of Eucalyptus clones. Those techniques involve the selection of superior plants  and the  crossing among them for successive generations. In addition, Fibria is constantly working on alternative silvicutural methods to boost plantations productivity. The combination of silviculture and genetic improvement are essential to ensure sustainable production and the health of the ecosystems in the long term,  which represents an extra challenge due to climate and economic uncertainties. The development of adapted genotypes along with the improvement obtained via silvicultural practices,  are critical for the sustaining of the environmental services provided by the forests for the generations to come. Thanks to continuous progress, the land currently used to supply our pulp mills is half the area required 40 years ago when forest productivity levels were much lower.

Product development has kept pace through the study of new processes intended to enable the design of new products and enhance our existing ones, including alternatives to improve customers processes and/or product performance, specially with regard to softness and strength. This has permitted us to continuously offer differentiated products notwithstanding that we operate in a commodity market.  Our collaborations with other world-class companies has led to efforts to develop different products from our biomass and by-products, that may represent new business opportunities in future

Integrated operations

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

Conducting our operations in a sustainable way

We are committed to operating our businesses and resources in a sustainable manner in accordance with world-class sustainability standards. In 2013, Fibria was included in the 2013/2014 portfolios of the Dow Jones World and Dow Jones Emerging Markets sustainability indexes, which comprise the best companies, in terms of sustainability, in the world (DJSI World) and in the emerging markets (DJSI Emerging Markets), respectively. Fibria was highlighted by DJSI World as the leading forest and paper products company. Additionally, Fibria was once again listed in the Corporate Sustainability Index (ISE) — a list of companies whose shares are listed at the BM&FBOVESPA, the Brazilian stock exchange, and that demonstrate a high level of commitment to best practices in the areas of sustainability and corporate governance.

We consider sustainability as an essential dimension of our corporate strategy and has implemented a corporate governance for sustainability to ensure that sustainability is considered throughout our processes. We have a Sustainability Committee that plays a consultative role to the Board of Directors and is coordinated by our Chairman. The Sustainability Committee meets three times a year to assess our sustainability strategy and its implementation. Linked to the Executive Officers, the Internal Sustainability Commission, comprised of managers from our various departments, seeks to operationalize the strategy defined by the Sustainability Committee and embed sustainability into our organizational culture. Finally, at each Unit, we have Local Relationship Commissions, that evaluate demands from local stakeholders.

Long-term sustainability targets

In 2011, upon the recommendation of the Sustainability Committee, Fibria reinforced its commitment to this issue by introducing a set of Long-Term Targets that signal our path to 2025. The definition of these targets was based on a systems thinking methodology, carried out through a series of workshops over three months involving 40 executives from our 12 different departments with the coordination of experts from the Universidade do Vale dos Sinos (UNISINOS).

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

The intersection of these issues led us to establish Long-Term Targets for 2025. These targets are not exhaustive or static and can evolve or include new commitments, as the market, we or society demand it. Additionally, the Long-Term Targets do not replace the conventional tools of management, including Short-Term Targets, which will be aligned with the Long Term.

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

Mean Annual Increment

(adt/ton/year)

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

•                                          increase in ecoefficiency of our production processes

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

•                                          inclusion of the community in our value chain

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

Our Strategies

Increase our market share in the international pulp market

We intend to take advantage of our competitive strengths to further increase our market share in the international pulp market. We have focused our marketing efforts on the sale of BEKP to tissue manufacturers, a market segment that, in addition to being more stable than other market segments, has experienced global consumption growth at a cumulative aggregate annual growth rate of approximately 3.3% for the period from 2008 to 2013.

According to a recent survey by RISI, global tissue consumption growth is expected to accelerate at a 4.5% annual rate from 2013 to 2018, with China accounting for roughly 45% of the total tissue consumption increase during this period.

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

Enhance our financial strength and corporate governance

Our total consolidated indebtedness as of December 31, 2013 and 2012 amounted to R$9,773 million and R$10,768 million and 69.6% and 89.4% of which represented long-term indebtedness, respectively. We are working to further reduce our leverage levels and we are attempting to improve our debt profile in order to reduce our cost of debt. Since the fourth quarter of 2009, we have been conducting a Liability Management Plan which included (1) the issuance of Fibria 2019, 2020 and 2021 Notes totaling U.S.$2.5 billion, (2) the sale of the Guaíba Unit for U.S.$1.430 billion in December 2009, (3) the sale of our interest in Conpacel and KSR for R$1.5 billion in December 2010 (proceeds from the sale were received in January and February 2011, respectively), (4) the sale of the Piracicaba Unit for U.S.$313 million in September 2011, (5) an equity offering which totaled R$1,361 million in April 2012, (6) the sale of non-strategic assets such as lands and forest assets in Bahia and the Losango sale for R$470 million in December 2012, and (7) the prepayment of  more expensive debt mainly through the Notes 2020 and 2021 repurchase of R$855 million. In 2013, Fibria also generated R$1.65 billion with the sale of non-strategic land assets, being R$500 million received in December 2013. In January 2014, we received R$710,702 thousand. The remaining balance of R$191,882 thousand will be received no later than the end of the first quarter of 2014 after the fulfillment of certain obligations and legal requirements, to be performed by us. We may be entitled to an additional amount, limited to R$247,515 thousand contingent on the appreciation of the land. For a more detailed description of our Liability Management Plan, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Liability Management Plan.”

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

In 2013 we strengthened our corporate governance through the launch of specific policies related to third-party transactions and anti-corruption, both formally approved by our Board of Directors. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and “Item 16B — Code of Ethics”.

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

By continuing to focus on cutting-edge technological research and development, we aim to strengthen our position as one of the leading developers of technology in the forestry area, maintain our record as a low cost producer while meeting our standards of high quality production, increase the range of products that we offer to our customers and maintain our reputation as an environmentally friendly and socially responsible manufacturer. Altogether, this positioning has led to a deep analysis on increasing the value from our forestry biomass where biofuels is one of the most prominent. In 2012 Fibria and Ensyn created a strategic alliance which includes the establishment of an equally-owned joint venture for the production of cellulosic liquid fuels and chemicals in Brazil, as well as a U.S.$20 million equity investment in Ensyn Corporation by Fibria. The goal of the Ensyn-Fibria joint venture is to combine the strengths of each party in creating a producer of renewable liquid fuels from cellulosic feedstocks.

Sustainability

For Fibria sustainability includes: reducing waste, developing a skilled and engaged workforce, supporting projects that promote the growth and welfare of neighboring communities, preserving and recovering native forests, sustainable pest control, managing with transparency, and strengthening communication channels with civil society, the government and media. In essence, we believe that the practice of sustainable actions is part and parcel of our business. Sustainability embodies the recognition of public opinion, customer loyalty, employee pride and trust of partners and neighbors. Furthermore, it increases profitability and makes us stronger to meet the needs of an increasingly demanding market that is mindful of the planet’s delicate environmental balance.

Community Relations

We operate in seven Brazilian states, where it owns mills, eucalyptus plantations and conservation areas. Neighboring our areas, there are independent wood suppliers with whom we hold long-term contracts for the supply of raw material for pulp. We have forged a wide range of relationships with diverse communities (traditional or not), which are primarily impacted by its forestry activities.Therefore, quality relations with communities in the vicinity of our operations are crucial to our performance. We have continuously investing in community engagement processes and socio-environmental projects designed to foster social inclusion and improve the quality of life of neighboring populations. These are programs that help to strengthen its social capital, generate jobs and income, improve the locals’ quality of life, and above all establish a constructive dialogue in search of common solutions. Fibria seeks to ensure social legitimacy for its business by encouraging the integration of these communities into its forestry business, while seeking to establish planning and monitoring mechanisms aimed at identifying, preventing and mitigating the impacts of its activities.

Fibria’s Strategy for Community Relations and Social Investment includes five levels: survey and diagnosis of impacted communities, Relationship Prioritization Matrix, dialogue enhancement, relationship methods and tools, and monitoring. In 2013, the implementation of this strategy was completed in all Fibria Units across Brazil and achieved important advances in the social arena.

As a result of these activities, we are aware of the different perceptions of our management and seek to incorporate these views when directing our socioenvironmental programs and projects.

Sustainability Report

Fibria adheres to the Global Reporting Initiative G3.1 guidelines for Sustainability Reports at an A+ application level. Through this process we seeks to annually show how we are addressing challenges and achieving results, with regard to its sustainability strategy and its vision for the future. It includes details of commitments and performance on the governance, economic, financial, social and environmental aspects of the business following the principles of Materiality, Stakeholder Inclusiveness, Sustainability Context, Completeness, Balance, Comparability, Accuracy, Timeliness, Clarity and Reliability. The Sustainability Report is widely distributed to all of Fibria’s stakeholder groups, from community leaders to ESG and long-term investors and analysts.

Relationship with specific communities

Fibria enjoys a friendly relationship with most of its neighboring communities. However, there are ongoing conflicts with some communities located in the poorest regions of northern Espírito Santo State and southern Bahia State. The reasons are not always attributable to us, as it endeavors to reach a solution; so far unsuccessfully in many cases.

Despite the complexity of the challenge, tackling these conflicts is among our priorities. We have served the communities either directly or through engagement with other players who can also contribute to finding solutions, such as the government, in its various echelons, NGOs and other companies. Some communities have received special attention from us, which has been developing specific social inclusion projects, often with input from government agencies and independent socioenvironmental agencies. This is the case of Black communities known as quilombolas (descended from former runaway slaves) and Indigenous communities of the Tupiniquim and Guarani ethnicities. Members of the Landless Workers’ Movement (MST) and families of local fishermen are yet other cases in point.

Engagement with Landless Movements

An area of 11 thousand hectares in the municipality of Prado (BA), occupied by members of the Landless Workers’ Movement (MST) since 2000, ceased to be a point of tension to become a pioneering experience in sustainable rural production. In a partnership with the government of Bahia and the Luiz de Queiroz School of Agriculture of the University of São Paulo (ESALQ/USP).

Fibria has developed a project that provides for the production of various agroforestry crops in batches while maximizing land use.The Alvorecer Program, represents a sustainable settlement that is coordinated by 12 agricultural engineers and technicians hired by Fibria, residing locally. In 2013, the project gained new momentum with the construction of an agricultural school with a capacity to serve 300 students per period.

Our Products

Pulp

In 2013, we produced 5,259 kilotons of pulp representing 41% of total Brazilian hardwood pulp production. In 2012, we produced 5,299 kilotons of pulp representing 45% of total Brazilian hardwood pulp production.

The following table sets forth our production volume of eucalyptus pulp and a breakdown of our BEKP sales volume by market for the periods indicated.

	2013		2012		2011
	(thousand metric tons)		(thousand metric tons)		(thousand metric tons)

Production volume	5,259		5,299		5,184
Sales volume
Europe	2,016	38.8%	2,188	40.8%	2,159	42.0%
North America	1,451	27.9%	1,338	25.0%	1,302	25.3%
Asia	1,284	24.7%	1,300	24.3%	1,171	22.8%
Brazil/Others	447	8.6%	531	9.9%	509	9.9%
	5,198	100%	5,357	100%	5,141	100.0%

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

The process begins in the nurseries, where the seedlings are cultivated. We operate four nurseries located in the states of São Paulo (Jacareí and Capão Bonito), Mato Grosso do Sul and Espírito Santo with an aggregate annual production capacity of approximately 89 million seedlings. We are building a new nursery in Bahia which is expected to start its operations in the first quarter of 2014. The nursery located in the municipality of Jacareí was closed in 2013. This investment is part of our strategy to increase our current production capacity and is in line with our sustainability commitments. Our seedlings are 100% produced with cloning technology, one of the most advanced genetic processes for the formation eucalyptus trees in the world. Seedlings take between 70 to 120 days to be completely developed and set for planting in the forests when the silviculture process starts.

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

Our forestry base is broad and diversified, comprised of total forestry area of approximately 962 thousand hectares as of December 31, 2013 located in 6 Brazilian states, consisting of approximately 557 thousand hectares of planted areas and approximately 346 thousand hectares of preserved areas (excluding the forest base linked to the sale of forest assets in Southern Bahia State and Losango).

The following table describes the location and the area of our forest base as of December 31, 2013:

State	Forested	Conservation	Other	Total
	(in hectares)

São Paulo	78.117	57.317	9.518	144.952
Minas Gerais	13.009	13.068	1.272	27.349
Rio de Janeiro	1.638	1.519	212	3.368
Mato Grosso do Sul	224.911	99.628	17.365	341.904
Bahia(1)	134.583	112.775	16.643	264.001
Espírito Santo	104.537	61.895	13.665	180.097
Total(2)	556.795	346.203	58.674	961.672

(1)         Includes the forests associated with the production facility of Veracel. Excludes forest base linked to the sale of forest assets in Southern Bahia State and Losango.

(2)         Excludes forestry partnership program areas (135 thousand hectares with 91 thousand forested hectares).

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

Pursuant to the Brazilian Forestry Code (Law No. 12,727/ 2012), we are required to set aside 20% of our areas for preservation, conservation and environmental recovery. In 2013, we maintained 36% equivalent to 346 thousand hectares of our forest base for conservation purposes. These areas consist of either native forests or riparian buffer zones, or are maintained to satisfy specific ecological interests. In addition, we maintain a reforestation program, to recover degraded areas and endangered flora species.

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

In 2013, we conducted approximately 38 projects related to biodiversity and forestry management improvement. Projects include different types of studies and monitoring (including biodiversity and water), endangered species protection, environmental education, biodiversity focused landscape planning and others.

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

Fibria has internationally recognized certifications in its operations, such as ISO 9001, ISO 14001, OHSAS 18001 and forest certification as FSC® and Cerflor/PEFC certifying sustainable practices.

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

All our areas have at least one certification as shown on the table below:

Unit	FSC®	Cerflor/PEFC

Três Lagoas	Certified	Certified
Jacareí	Certified	Certified
Aracruz	Certified	Certified
Veracel	Certified	Certified

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

In October 2013 the Jacarei unit obtained certification Cerflor/PEFC. All Fibria units have FSC® and Cerflor / PEFC certifications, being audited by a third party, according to the table above.

Industrial

We highlight the following aspects of our industrial operations:

•                  Eco design and eco-efficiency

•      Water footprint program

•      Controlled emission of carbon dioxide

•      Focus on operational stability

In the industrial operation the pulp is extracted from the wood by a process known as the Kraft Process. Among the innumerous advantages from an environmental standpoint, it is self-sufficient in thermal and electrical energy, since biomass is the main input used to produce them.

The main flow consists of a wood cooking process, a bleaching stage, and a final extraction stage. Once the logs are transported to our production facilities, they are unloaded and then taken by conveyor belt to be debarked and chipped. After that, wood chips are sent to digesters, where they are mixed with chemicals and cooked under temperature and pressure. During this process, lignin and resins are removed from the wood. Once removed, the lignin is used as fuel to produce thermal (steam) and electrical energy for our pulp mills. The used chemicals are removed at various stages of the production process and recycled within our pulp mills.

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

The kraft pulp production process traditionally involved the use of elementary chlorine for bleaching. In recent years, demand for pulp that is bleached using little or no chlorine has grown significantly because of concerns over possible carcinogenic effects of chlorinated organic compounds released in water. We only produce elemental chlorine free pulp, or ECF pulp, that is produced without using elementary chlorine in its bleaching process.

We use energy and chemicals in the pulp process, and although we recover a high percentage of them, as we have significant dependence on many of this inputs, we entered into long-term “take-or-pay” contracts with suppliers of chemical products, diesel and natural gas for periods ranging from one to ten years, in order to mitigate this dependence. See “Item 8. A. Consolidated Statements and Other Financial Information - Commitments”.

The following table provides certain information regarding our production facilities and production for the years indicated:

		Annual Production	Production for the Year Ended December 31,
Facility	Location	Capacity	2013	2012	2011
		(in thousand	(in thousand tons)
		tons per year)

Pulp Units:
Aracruz	Espírito Santo	2,340	2,346	2,387	2,323
Três Lagoas	Mato Grosso do Sul	1,300	1,272	1,275	1,230
Jacareí	São Paulo	1,100	1,080	1,076	1,103
Veracel (1)	Bahia	560	561	562	528
Total		5,300	5,258	5,299	5,184

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

Energy

Of the total amount of thermal and electrical energy we self-generated, 91% was from renewable fuels, such as biomass and black liquor that are byproducts of the pulp production process, and 9% was from non-renewable fuels that we purchased, such as fuel oil and natural gas. In 2013, we generated internally approximately 115% of our electric energy requirements for our pulp production process including the amount of exportation.

Chemicals

We use several chemicals in the pulp bleaching process. As we have significant dependence on certain chemicals, we entered into long-term “take-or-pay” contracts with suppliers of chemical products, fuel oil , diesel and natural gas for periods ranging from one to ten years, in order to mitigate this dependence. See “Item 8. A. Consolidated Statements and Other Financial Information — Commitments”.

Water

While not a significant cost component of our raw materials, water is essential to the production of pulp. In 2013, we used 31.1 cubic meters of water per ton of pulp (as compared with a consumption rate of 30 to 50 cubic meters per ton, as recommended under the EU IPPC Directive — Integrated Pollution Prevention Control — which sets out environmental protection best practice guidelines for paper and pulp mills and is widely adopted across the world as a recognized standard in production). We believe that our water usage rates are among the lowest within the pulp and paper industry and we are continually introducing new technology and implementing improvements in our industrial processes and methods to further decrease these rates. We believe that our water supplies are currently adequate.

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

In the Aracruz Unit, wastewater undergoes a two-stage purification treatment process before it flows into the ocean. The Jacareí and Três Lagoas mills use a active sludge double stage wastewater treatment process, which guarantees at least 95% of BOD (Biological Organic Demand) removal.

The Brazilian government imposes tariffs on the industrial usage of river water. These tariffs have not had a significant impact on our costs.

After the water has been used in the manufacturing process, we pass the resultant effluents through mechanical and biological treatments before returning them to the rivers. We also have emergency lagoons and tanks that enable us to avoid releasing untreated effluents into the natural environment in the event of a problem with our effluent process and we have spill control systems to avoid leaks from our pulp production plants. We constantly monitor the characteristics of our liquid effluents through chemical, physical and biological analyses to ensure that they are acceptable for release into the environment.

Effluents

Effluents generated during the production process are treated in our units by a two-stage process. During the first stage, solids such as fibers, clay and carbonates are removed. In the second stage, these solids are biologically treated and broken down by microorganisms. We continuously evaluate the composition of the liquid effluents generated during the production process and with the results of these analyses, we can minimize the generation of effluents and maximize the quantity of effluents that may be recycled in our production processes.

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

Controlled emission of carbon dioxide

Climate change may affect the results of our business, which is based on the use of natural resources. We therefore consider climate-change-related physical and regulatory risks, as well as risks to our reputation, in our business strategy.

Physical risks are associated with changes in weather conditions and the availability of water that may jeopardize environmental services, such as regional climate regulation and water production, directly impacting our activities and, at times, those of our suppliers and customers. For this reason, we have assessed our vulnerability to climate change from the point of view of the entire value chain and adopts a precautionary approach to the management and operation of its industrial and forestry activities.

Our main physical risk prevention measures are listed below:

•                  the control and monitoring of production;

•                  studies into the genetic improvement of eucalyptus production in order to identify those species most adaptable to different climate conditions;

•                  the monitoring of water consumption in forest areas;

•                  projects related to improving energy efficiency and the stability of the industrial process;

•                  the exploration of different means of transport;

•                  waste reduction and reuse; and

•                  the compilation of an inventory of greenhouse gas (GHG) emissions from our activities, with a focus on the pulp carbon footprint and the CDP Supply Chain.

In 2013, we completed its fourth GHG emission inventory, using 2012 as a base, which considered the industrial and forestry activities of the Aracruz (ES), Três Lagoas (MS) and Jacareí (SP) units, as well as their pulp export logistics operations.

The result of these studies showed a positive emissions balance, with 0.8 tons of CO2 equivalent sequestered per ton of pulp produced. We received our Carbon Footprint certificate from PricewaterhouseCoopers.

Our 2012 GHG emission inventory was based on various calculation protocols, including those of the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD), adapted by the International Council of Forest & Paper Associations (ICFPA) for the pulp and paper sectors.

In 2010, BM&FBOVESPA launched a new Index — Índice Carbono Eficiente (ICO2) — to improve the adoption of environmental practices towards climate change by Brazilian companies and since then we have been selected as part of the Index. In 2012, an Exchange Traded Fund (ETF) was launched based on ICO2 index.

Operational Stability

The challenge of this concept consists of engaging the industrial and forest’s operations teams in a new one “Operational Strategy” in which the production rhythm would be modulated up and down, respecting the instantaneous limits of capacity of each process sector. To reach larger stability it was necessary also to reduce the frequency and duration of the occurrences that generated stops and/or reduction of production rhythm. In 2013, the operating stability was again above 90%, evidencing the operational excellence as one of the main competitive strength and value creation driver of our company.

Logistics

Delivery of Wood to Our Pulp Mills

Our forests are located an average distance of 165 kilometers from our pulp mills. We transport wood to our mills by truck, rail and sea barge. The trucks and sea barges are owned and operated by independent contractors who transport wood from our forests to our production facilities. In 2013, we transported approximately 18,36 million cubic meters of wood to our mills, approximately 88% by truck, 11% by sea barge and 2% by rail. Although the percentage of wood transported by sea barge and rail was relatively low, by using these transportation methods, we were able to reduce the logistics costs of our Aracruz and Jacareí mills. Transportation of wood to the mills represents a large portion of our pulp production costs, and reductions in our transportation logistics and costs are priorities for us.

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

Três Lagoas mill

Most of Três Lagoas’ pulp production is exported overseas. Pulp is transferred from the mill to the port of Santos by a reliable multi-modal (truck and rail) system on a daily basis. Part of the production is sold to International Paper, a paper mill close to Três Lagoas. In this case, pulp is pumped directly into the paper mill. The remaining part of the production is distributed into domestic market by trucks.

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

Port Operations

The pulp produced for export is delivered to our customers by means of sea vessels on the basis of long-term contracts with the carriers of these vessels. We operate in two ports, Santos and Barra do Riacho.

In October 2010, four long-term contracts were signed with the South Korean Pan Ocean Co. Ltd. (former STX Pan Ocean), valid for a period of 25 years for the construction of 20 sea vessels. Five have been already delivered, of which, four are already dedicated to the transportation of pulp and the remaining one is expected to enter into service in the first quarter of 2014.

Due the recent Pan Ocean’s financial difficulties, the long-term contracts are in process of renegotiation between the parties involved (Fibria, banks and Pan Ocean).

Due to the renegotiation in progress, we expect that the exports of pulp and the related logistics costs will not be impacted, since we have freight contracts with other carrier companies, which will be able to fully meet the export demand, with guaranteed of service quality and cost efficiency.

Port of Santos

The port of Santos is located on the coast of the State of São Paulo. From this port we export pulp produced at the Jacareí and Três Lagoas mills which are located approximately 150 and 750 kilometers far from Santos port, respectively. We have a concession from the government of the State of São Paulo to operate a terminal and a warehouse at this port. The concession was granted under a operational lease agreement with Companhia Docas do Estado de São Paulo—CODESP that expires in September 2017. This particular warehouse has a storage capacity of 38 thousand metric tons of pulp and supports exports from the Jacareí mill. The operation of the port has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs.

To facilitate exports out of our Três Lagoas mill, we have also signed a long term contract with a terminal operator at Santos (Gearbulk Terminals) for additional storage capacity of 50 thousand metric tons of pulp at a new specialized terminal where rail connection and vessel berth priority were also considered.

In order to maintain our export capacity in the long term, we intend to participate in the new concession processes of the port of Santos, and will continue to look for competitive alternative means for shipping our pulp.

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

Environmental policies

The Brazilian Constitution grants the federal government, state and municipalities the power to enact environmental protection laws and issue regulations under such laws. While the federal government has the power to promulgate environmental regulations setting forth minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations. The municipalities may only issue regulations with respect to matters of local interest or to supplement federal or state laws. Most of the environmental regulations in Brazil are thus at the federal and state levels rather than at the local level, with environmental standards established in the operating permits issued to each plant rather than through regulations of general applicability. Applications for the renewal of operating permits are reviewed periodically.

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

Despite we promote control over compliance with the requirements of the legal standards applicable to our activity, it does not accrue costs related to your care, for lack of specific policy toward the environmental area.

Insurance

We maintain fully comprehensive insurance with leading insurers to cover property damage and business interruption risk, as well as in respect of international and domestic transportation. Our property insurance policy has maximum risk coverage of R$5,000 million, which we believe offers more than sufficient coverage for our current assets.

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

Jointly Controlled Company

Veracel

Veracel, is a company (sociedade anônima de capital fechado) organized under the laws of Brazil, in which each of Fibria and Stora Enso owns 50% of the equity interests (it had been a joint-venture between Aracruz and Stora Enso). Veracel grows and manages eucalyptus plantations and operates a pulp mill in the city of Eunápolis, in the State of Bahia. Veracel produces BEKP and has an annual production capacity of 1.12 million metric tons.

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

C.                                    Organizational Structure

The chart below shows our organizational structure as of December 31, 2013 (% of total capital).

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

Among the subsidiaries presented in the chart above we highlight:

•                  Fibria-MS Celulose Sul Mato Grossense Ltda: a wholly-owned subsidiary established for Três Lagoas mill operations.

•                  Portocel Term. Esp BR S.A.: a port terminal from where we export Aracruz and Veracel pulp production. It is a joint venture between Fibria Celulose S.A. (51%) and Cenibra - Celulose Nipo-Brasileira (49%).

•                  Veracel Celulose S.A.: a joint venture between Fibria Celulose S.A. (50%) and Stora Enso (50%) where we have the Veracel Unit operations.

•                  Fibria Overseas Holding KFT (located in Hungary) and Fibria International Celulose GmbH (located in Austria), are the companies established to hold the participation in its subsidiaries Fibria Trading International KFT (Hungary) and Fibria International Trade GmbH (Austria), respectively, as described below.

•                  Fibria Trading International Commercial and Servicing Limited Liability Company or Fibria Trading International KFT in its abbreviated form (located in Hungary and its subsidiary — Fibria Europe S.A. — located in Switzerland) and Fibria Celulose (USA) Inc (located in Delaware): subsidiaries established for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America.

•                  Fibria International Celulose GmbH (located in Austria) and its subsidiary, Fibria International Trade GmbH (located in Austria and its branch located in Hong Kong and its subsidiary — Green Parrot B.V. — located in Netherlands): subsidiaries established for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America.

•                  Fibria Overseas Finance Ltd (Cayman Islands) and Voto IV (Cayman Islands): established in order to facilitate access to the international financial markets. Fibria Overseas was the issuer of Fibria Notes 2019, 2020 and 2021 and Voto IV was the issuer of Voto IV notes in 2005.

•                  As final part of the process to simplify our organizational structure, Newark Financial Inc., in British Virgin Islands, was dissolved on June 14, 2012 and Normus Empreendimentos e Participações Ltda., in Brazil, was merged into Fibria Celulose S.A. on September 30, 2013.

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

Aracruz Unit

The Aracruz Unit is our principal pulp mill. This is located in the State of Espírito Santo and is the largest bleached hardwood kraft market pulp production facility in the world. We acquired it as part of the Aracruz Acquisition. It has three production lines: Fiberline A, Fiberline B and Fiberline C. Its nominal production capacity is approximately 2.30 million metric tons of market pulp. Its area totaled 346,000 hectares at the end of 2013, of which 194,662 hectares was eucalyptus plantation, 126,189  hectares was covered with natural preserved ecosystems (preservation area), and 25,148 hectares had other uses. The Aracruz Unit is located approximately three kilometers from the port facilities at Aracruz (Portocel), of which we own 51%.

Jacareí Unit

The Jacareí Unit is located in the State of São Paulo and has a nominal production capacity of approximately 1.1 million metric tons of market pulp. Its area totaled 158,378 hectares at the end of 2013, of which 85,228  hectares was eucalyptus plantation, 62,968 hectares was covered with natural preserved ecosystems (preservation area), and 10,122 hectares had other uses. The pulp produced at the Jacareí Unit is transported by rail to the port of Santos which is 150 km distant from the unit.

Três Lagoas Unit

The Três Lagoas Unit began commercial operations in March 2009  with a production capacity of 1.3 million metric tons of market pulp. This unit is located in the State of Mato Grosso do Sul. At year end 2013, the Três Lagoas unit’s area totaled 341,904  hectares of which 224,911 was eucalyptus plantation, 99,628  hectares was covered with natural preserved ecosystems (preservation area), and 17,365  hectares had other uses. Três Lagoas’ pulp production is transported from the mill by a reliable multi-modal (truck and rail) system on a daily basis to the port of Santos which is 920 km distant from the unit by rail and 788 km by truck.

Veracel Unit

We have a 50% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1.12 million metric tons market pulp. The pulp produced in the Veracel unit is transported to Portocel, located an average distance of 541 km from Portocel.

The following table sets forth the distance between our forests (including the transport of pulpwood purchased in the market) and our mills, the distance of these mills to the port of embarkation, and the nominal capacity of each mill at December 31, 2013:

Facility	Distance from forest or pulp mill	Distance to port of Santos	Distance to port of Portocel	Pulp capacity (tons/year)
Aracruz	208 km	—	3 km	2,340,000
Veracel (50%)	54 km	—	541 km	560,000
Três Lagoas	76 km	788 km	—	1,300,000
Jacareí	225 km	150 km	—	1,100,000

Eucalyptus forests

Currently, we obtain the majority of our wood from 557 thousand hectares of forest plantation from a total of 962 (São Paulo, Rio de Janeiro, Espírito Santo, Bahia, Mato Grosso do Sul and Minas Gerais, not considering forest partnershipprogram areas, the forest base linked to the sale of forest assets in Southern Bahia State and Losango). While we have enough wood to fulfill our needs, from time to time and when the terms are attractive we purchase wood from unrelated third parties to be used in our pulp mills.

As of December 31, 2013, we also had over 2,600 of the forestry partnership program with 135 thousand hectares of land tracts with approximately 91 thousand hectares of planted areas (mostly in Espírito Santo, Bahia, Rio Grande do Sul and São Paulo state), making our wood supplies relatively dispersed. Our forests are located an average distance of 163 kilometers from our pulp mills. Brazilian forest legislation requires that private properties have at least 20% of the area kept for conservation of native ecosystems, fragments of wild life or natural restored forest area (through planting of indigenous species). Of our own forests, approximately 58% are eucalyptus forest plantation, while 36% is conservation forest and the remaining 6% has other uses.

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

In 2013 as part of our reforestation efforts, we planted approximately 83 thousand hectares of eucalyptus in order to maintain our mills wood supply and pulp production. The harvested eucalyptus forests yielded between 35 and 42 cubic meters of wood per hectare per year that is an average of 230 vm³/ha/year at around 6 years harvesting age. Our forest productivity reflects the excellent climate and soil conditions for growing eucalyptus trees in all Brazilian states, with enough incidences of both sunlight and rainfall.

In 2013, we operated four nurseries and produced over 89 million plants (rooted cuttings/seedlings) at our nurseries, all of which were planted in our forests or supplied to the Forest Savings Program. To develop our eucalyptus forests, we select trees after precise genetic field trials, elite selected trees are cloned (cultivars) and then they are multiplied in large scale by vegetative propagation process (rooted cuttings). Vegetative propagation allows us to plant trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” branches. Greater tree standardization provided by cloning also permits us to increase mechanization in tree harvesting, logging, and mill transportation, making it easier to adjust equipment and machinery to topographical conditions.

We continue to review our efforts at community relations and the common good, as part of our contribution to social and economic development. For example, we invited our neighbors again to join the Forestry Savings Program that is an opportunity to have a share of the forest benefits as to diversify their production chain and to increase their property income in a partnership project. As of December 31, 2013, local farmers, mostly small properties, had already planted 5 thousand hectares (including Veracel) of forests with our support.

Expansion

Future expansion plans will depend on global market conditions. Possible expansion projects include the expansion of three existing mills as follows: Três Lagoas II which represents an additional capacity of 1.75 million metric tons of market pulp; Veracel II with a nominal capacity of 1.5 million metric tons (50% Fibria and 50% Stora Enso) and a 1.5 million metric tons additional capacity from a fourth line in the Aracruz Unit.

We continue investing in the development of the Três Lagoas II forest base. The combination of land acquisition and leasing aims at maintaining competitive cash production cost for the project, chiefly through a low forest-to-mill average distance. The expansion of the Três Lagoas Unit is one of the projects intended to maintain our global leadership in terms of scale and low production cost in the market pulp industry. However, due to an uncertain global economic environment and the number of pulp projects announced to reach the market in the next years and in view of our goal of generate value to our shareholders, the recommendation to execute the project will be submitted to our Board of Directors in 2014 taking into consideration the market and financial prospects.

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

The alliance also provides Fibria with the option to raise its participation up to 9% by an additional contribution of U.S.$10 million, which must be exercised before Ensyn’s IPO, whenever appropriate.

ITEM 4A. UNRESOLVED STAFF COMMENTS

We have no outstanding unresolved comments from the Staff of the SEC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements and the accompanying notes as of December 31, 2013, 2012 and, 2011, included in this annual report that have been prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), as well as with the information presented under “Presentation of Financial and Other Data” and “Item 3. Key Information — A. Selected Financial Data”.

“This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3. — Key Information — D. Risk Factors” and the matters set forth in this annual report generally.

Overview

We are the world’s largest producer of market pulp, according to Hawkins Wright and the PPPC, with an aggregate pulp production capacity of approximately 5.3 million tons of eucalyptus pulp per year. We believe that we are one of the lowest-cost producers of BEKP in the world, primarily due to our economies of scale, our state-of-the-art and strategically located production facilities, the short harvest cycle of our trees and our use of high-end technology in our operations. During the first half of 2009, we acquired control of Aracruz and have fully consolidated the results of operations of Aracruz into our consolidated financial statements as from January 1, 2009. In September 2009, we adopted the trademark “Fibria” for our pulp and paper operations.

Factors Affecting our Results of Operations

Our results of operations have been affected by the disposition of other pulp and paper assets during the three-years period ended December 31, 2013 (Conpacel, KSR and Piracicaba). In addition, our results of operations for the years ended December 31, 2013, 2012 and 2011 have been affected, and our results of operations will continue to be affected, by a variety of factors, including:

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

•                  changes in the Real/U.S. Dollar exchange rate, including the depreciation of the Real against the U.S. Dollar by 11% in 2013, 8.2% in 2012 and 11.2% in 2011, which have affected (1) the amounts as expressed in Reais of our net revenues, our cost of sales and some of our operating and other expenses that are denominated in or linked to U.S. Dollars and (2) our net financial expenses as a result of our U.S. Dollar-denominated liabilities that require us to make principal and interest payments in U.S. Dollars;

•                  the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the LIBOR rate, which affects our interest expense on our U.S. Dollar-denominated floating rate debt, and fluctuations in the CDI rate, which affects our interest expense on our Real -denominated floating rate debt;

•                  inflation rates in Brazil, which were 5.9% in 2013, 5.8% in 2012 and 6.5% in 2011, as measured by the IPCA, and the effects of inflation (deflation) on our operating expenses denominated in Reais and our Real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•                  changes in accounting policies and the Brazilian Corporation Law, as discussed elsewhere herein.

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

World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand. Over the last three years, BEKP average market prices in North America, Europe and Asia have fluctuated from U.S.$879, U.S.$844 and U.S.$777 per ton, respectively, in 2010 to U.S.$865, U.S.$810 and U.S.$699 per ton in 2011. For the year ended December 31, 2012, BEKP average market prices in North America, Europe and Asia were U.S.$815, U.S.$751 and U.S.$635 per ton, respectively. For the year ended December 31, 2013, BEKP average list prices in North America, Europe and Asia were U.S.$870, U.S.$791 and U.S.$673 per ton, respectively.

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

Brazilian economic environment

Our results of operations and financial condition, as reported in our consolidated financial statements, have been affected by the rate of Brazilian inflation and the rate of appreciation or depreciation of the Brazilian currency against the U.S. Dollar, considering an annual average rate.

The table below shows the Brazilian National Consumer Inflation Index (IPCA), appreciation (depreciation) of the Real against the U.S. Dollar and the period-end exchange rate and average exchange rates for the periods shown:

	2013		2012		2011		2010		2009
Inflation (IPCA)	5.9%		5.8%		6.5%		5.9%		4.2%
Appreciation (depreciation) of the Real vs. U.S. Dollar (year on year)	(11)%		(8.2)%		(11.2)%		4.5%		34.2%
Year/period-end exchange rate—U.S.$ 1.00	R$	2.34	R$	2.04	R$	1.88	R$	1.66	R$	1.74
Average (daily-weighted) exchange rate(1) U.S.$ 1.00	R$	2.16	R$	1.95	R$	1.67	R$	1.76	R$	1.99

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

Our consolidated U.S. Dollar-denominated indebtedness represented 95.0% (including currency swaps) of our outstanding indebtedness as of December 31, 2013. As a result, when the Real appreciates against the U.S. Dollar:

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

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2013, our total outstanding indebtedness on a consolidated basis was R$9,773 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial results consist of interest expense, exchange variations of U.S. Dollar- and other foreign currency-denominated assets and liabilities, derivative losses or gains, and other items as set forth in Note 32 to our 2013 consolidated financial statements. In 2013, we recorded total net financial expense of R$2,054 million, which mainly consisted of R$576 million of interest on loans and financings, R$350 million on financial charges in the partial repurchases of Bond and R$933 million of foreign exchange loss on loans and financings and other assets and liabilities. In 2012, we recorded total net financial expense of R$1,696 million, which mainly consisted of R$682 million of interest on loans and financings, R$151 million on financial charges in the partial repurchases of Bond and R$735 million of foreign exchange loss on loans and financings and other assets and liabilities. The interest rates that we pay depend on a variety of market factors, including prevailing Brazilian and international interest rates and our risk assessments, our industry and the Brazilian economy made by potential lenders to us, potential purchasers of our debt securities and the rating agencies that assess us and our debt securities.

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

Discussion of critical accounting policies and estimates

Critical accounting policies are those that are important to the portrayal of our consolidated financial position and results of operations and require management’s most difficult, subjective or complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain with respect to our results of operations and the carrying value of our assets and liabilities. Our results of operations and financial position may differ from those set forth in our consolidated financial statements if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, we set forth below a discussion of our critical accounting policies relating to:

•                  revenue recognition and allowance for doubtful accounts;

•                  review of the useful lives and recoverability of long-lived assets;

•                  biological assets;

•                  contingent assets, liabilities and legal obligations;

•                  fair value of derivatives and other financial instruments;

•                  income tax and social contribution;

•                  goodwill impairment ; and

•                   employee benefits;

Revenue recognition

We recognize revenue when: (1) the amount of revenue can be reliably measured; (2) it is probable that future economic benefits will flow to us; and (3) when specific criteria have been met for each of our sales including transfer of property and transfer of the risk of the product to the client based on the specific “Incoterm” (pre-defined commercial terms published by the International Chamber of Commerce) used and confirmation of available credit by the customer in order for the sale to be consummated. Revenue is the net amount, after deduction of taxes, discounts and sales returns.

(i)            Pulp - domestic market - sales are mainly made on credit, payable in average 12 days.

(ii)           Pulp - export market - export orders are normally supplied from third party warehouses located near strategic markets, sales are mainly made on credit, payable on average in 24 days. Revenue is recognized when the risk of ownership of the pulp has been transferred to the client in accordance with the specific terms of the transaction. Export sale agreements generally establish transfer of risk based on “Incoterms” (2010) and the moment of transfer of risk as per the corresponding “Incoterm” is the moment on which revenue is recognized.

Prior to the Conpacel, KSR and Piracicaba sales we operated in the paper segment and recognized sales from this segment as follows:

(i)            Paper - domestic market - sales were made at sight or on credit (usually payable in 30, 60 or 90 days). Revenue recognition is consistent to the criteria that we apply for the pulp sale in the domestic market.

(ii)           Paper - export market - export orders were normally supplied from own or third party warehouses located near strategic markets. Revenue is recognized when the products are delivered to the carrier and risk and benefits transferred to the customer.

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included in selling expenses. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices be individually reviewed by the legal, collection and credit departments, in order to determine the amount of the probable expected losses.

Review of the useful lives and recoverability of long lived assets

We review our long-lived assets to be held and used in our activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. We reduce the net book value if the carrying amount exceeds the recoverable amount. During the year ended December 31, 2013 we performed impairment tests and sensibility analyses over the main assumptions as detailed in Note 37 to our 2013 consolidated financial statements and no impairment losses were recognized.

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

Fair value is determined using the discounted cash flow method, taking into consideration the volume of wood, segregated by plantation year, measured at the sales price of standing timber. The average sales price was estimated based on local market prices based on research of actual transactions, adjusted to reflect the forest price. The volumes used in the valuation are consistent with the annual average harvest for each region. The main assumptions used by us to determine the fair value of its biological assets are described in Note 18 to our 2013 consolidated financial statements.

Our corporate policy requires that we perform appraisals of the fair value of these assets semi-annually.

Contingent Assets, Liabilities and Legal Obligations

The accounting practices for the accounting and disclosure of contingent assets, contingent liabilities and legal obligations are as follows: (1) contingent assets are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained and for which the value is possible to be measured. Contingent assets with probable success are only disclosed in the notes to the financial statements; (2) contingent liabilities are provisioned to the extent that we expect that is probable that we will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable, and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provisioned based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed; and (c) legal obligations are accounted for as payables. As discussed in Note 24 to our 2013 consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011 included elsewhere in this annual report, we are party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against potential unfavorable outcome of claims in progress are established and updated based on management’s evaluation, as supported by external legal counsel. In addition, we have tax and civil claims arising in the normal course of business that are assessed as possible losses, as supported by external legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims.

Fair Value of Derivatives and other Financial Instruments

For derivative and other financial instruments, we make assumptions based on market observable data as to future foreign exchange and interest rates to recognize the fair value of each instrument. Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in the statement of profit or loss, in the line “Result of derivative financial instruments”.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. We also use our judgment to define scenarios and amounts presented in the sensitivity analysis included in Note 5 to our 2013 consolidated financial statements. Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect our financial position.

Embedded derivatives in non-derivative host contracts are required to be separated when their risks and characteristics are not-closely related to those of the host contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivatives are separated from the host contract in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

The amounts estimated by management are also compared with the fair value provided by the banks (counterparties) and with the estimates performed by an independent financial advisor. Management believes that the fair value estimated for those instruments following the methods described in Note 6.2 to our 2013 consolidated financial statements is reliable.

The methods used for the measurement of the fair value of the derivative financial instruments (including embedded derivative) used by us consider methodologies commonly used in the market and which are based on widely tested theoretical bases. A summary of the methodologies used for fair value determination purposes by instrument is presented in our consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011 included elsewhere in this annual report.

Income tax and social contribution

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not recognized if it arises from initial recognition of an asset or liability in a transaction that is not a business combination and that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not be reversed in the foreseeable future.

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

We have a history of recurring taxable income, which is usually offset with tax loss carryforwards. We believe, based on projections of income approved by the appropriate level of Corporate Governance that, the realization of the deferred tax assets is probable for the next several years.

Impairment of goodwill

Under IFRS, goodwill is not subject to amortization but is tested at least annually for impairment. Upon acquisition of a business, goodwill is allocated to the cash generating units (CGUs) or group of CGUs that are expected to benefit from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.When impairment test of goodwill is performed the carrying amount of the assets and liabilities of the CGU or group of CGUs to which goodwill is allocated is compared to its recoverable amount.

We performed an impairment test as of December 31, 2013 and did not recognize any loss as of such date. Goodwill allocated to such groups of CGUs amounted to R$4,231 million as of December 31, 2013.

In measuring the value in use, we used discounted cash flows. A ten year period cash flow has been considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC rate less the estimate of growth of Brazilian Gross Domestic Product. A ten-year period was used as management considers that global price of pulp can be affected by several factors which generally are identified in periods longer than the production cycle of forest, which is approximately seven years.

The main assumptions used in determining value in use at December 31, 2013, are as follows:

Assumptions

Exchange rate in the period	R$2.15
Average gross margin(1)	45.4%
Discount rate - WACC (gross and net from tax credits)	12.10% - 6.26%%

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

Employee benefits

The accounting practices of employee benefits are as follows:

(a)         Pension obligation: we participate in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, classified as defined contribution plans. It consists in a pension plan under which we pay fixed contributions to a separate entity and have no legal liabilities for making additional contributions if the fund does not have sufficient assets to honor the benefits related to employee service for the current and previous period. Contributions represent net costs and are recorded in the Statement of profit and loss in the period in which they are due. The amount of contributions for the year ended December 31, 2013 was R$8.8 million (R$8.5 million as of December 31, 2012 and R$8.8 million as of December 31, 2011) as disclosed in the Note 28 (b) of our consolidated financial statements included elsewhere in this annual report.

(b)         Health care (post-retirement): some of our subsidiaries used to provide post-retirement health care benefits to their employees. This policy established a lifetime benefits to a determined group of employees. This benefit has been discontinued for over five years, hence the plan is no longer available to new participants since July 2007. The liability related to the health care plan for retired employees is stated at the present value of the obligation, in the amount of R$76.6  million as of December 31, 2013 (R$93.9  million as of December 31, 2012 and R$66.3 million as of December 31, 2011). The defined benefit obligation is estimated annually by independent qualified actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow, utilizing the discount rate disclosed in the Note 28(c) of our consolidated financial statements included elsewhere in this annual report. Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit and loss. The changes in the present value of the liabilities of the plan regarding the actuarial gain and loss are recognized directly in shareholder’s equity, in “Other comprehensive income”.

(c)          Profit-sharing and bonus plans: we recognize a liability and an expense for bonuses and profit-sharing in the statement of operations. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded in the statement of profit or loss. The amount recorded as expenses for the year ended December 31, 2013 was R$55.7  million (R$56.4  million as of December 31, 2012 and R$64.5  million December 31, 2011).

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

New accounting pronouncements

See Note 2.27 of our 2013 consolidated financial statements included elsewhere in this annual report for a discussion of new accounting pronouncements.

Main Components of our Operating Results

Sales taxes and other deductions on revenues

Our net revenues derived by our domestic operations are subject to the PIS/COFINS excise tax and the ICMS state value-added tax.The rate of the PIS/COFINS excise tax is 1.65% and 7.6%, respectively. The rate of the ICMS value-added tax varies from 7% to 18%, depending on the product sold and the Brazilian state in which the product is delivered. Revenues from export sales are not subject to Brazilian tax. Deductions consist of sales discounts that we provide to our customers and rebates on exports. Our net revenues are substantially denominated in U.S. Dollars.

Cost of sales

Cost of sales consist principally of cash production cost of pulp sold, depreciation, depletion and amortization, and freight. Cost of sales is mainly denominated in Brazilian Reais.

Selling expenses

Selling expenses consists of sales and distribution expenses, mainly terminal, pulp loading, sales commissions and allowance for doubtful accounts. Selling expenses are mainly denominated in Brazilian Reais.

General and administrative expenses

The main components of our administrative expenses are personnel, third-party services (including the cost of external advisors and auditors), and depreciation and amortization expenses, among other things. Administrative expenses are mainly denominated in Brazilian Reais.

Other operating income (expenses), net

Other operating income (expenses), net are largely comprised of the change in fair value of biological assets, variable employees compensation expense, capital gain - IPI credit premium (in 2012), capital gain on disposal of Piracicaba unit (in 2011), capital gain on land sale (2013), and others.

Financial results

Financial results mainly includes: (i) the earnings from financial investments generally denominated in U.S. Dollars; (ii)  net financial gains or losses from derivatives financial instruments; (iii) interest expense and early redemption costs on loans generally denominated in U.S. Dollars and (iv) foreign exchange gains and losses.

A.                                    Operating Results

Results of operations

The following table sets forth certain items derived from our statements of profit or loss and comprehensive income (loss) for the years indicated:

(in thousands of Reais, unless otherwise indicated)	2013	2012	2011

Continuing operations

Revenues	6,917,406	6,174,373	5,854,300
Cost of sales	(5,382,688)	(5,237,258)	(5,124,269)

Gross profit	1,534,718	937,115	730,031

Operating income (expenses)
Selling expenses	(347,538)	(298,052)	(294,928)
General and administrative	(300,131)	(286,002)	(310,425)
Equity in losses ofassociate, net	—	(592)	(414)
Other operating income, net	823,398	354,026	253,395

	175,729	(230,620)	(352,372)

Income before financial income and expenses	1,710,447	706,495	377,659

Financial income	110,723	167,646	217,000
Financial expenses	(1,016,526)	(944,405)	(873,005)
Result of derivative financial instruments	(215,313)	(184,465)	(276,877)
Foreign exchange loss	(932,907)	(735,001)	(935,789)

	(2,054,023)	(1,696,225)	(1,868,671)

Losses from continuing operations before income taxes	(343,576)	(989,730)	(1,491,012)

Income Taxes
Current	(619,606)	(42,167)	67,835
Deferred	265,600	333,927	314,408

Net loss from continuing operations	(697,582)	(697,970)	(1,108,769)

Discontinued operations
Net income from discontinued operations	—	—	240,655

Net Losses	(697,582)	(697,970)	(868,114)

Attributable to
Shareholders of the Company - continuing operations	(706,422)	(704,706)	(1,113,277)
Shareholders of the Company - discontinuing operations	—	—	240,655
Non-controlling interest	8,840	6,736	4,508

Net Losses	(697,582)	(697,970)	(868,114)

Basic and diluted loss per share - continuing operations (in Reais)	(1.28)	(1.34)	(2.38)

Basic and diluted earnings per share - discontinued operations (in Reais)	—	—	0.51

The following table sets forth our volume sold and net operating revenue by type of product:

	2013	2012	2011
Pulp:
Volumes (in thousands of tons)
Domestic	447	531	508
Export	4,751	4,826	4,633
Total	5,198	5,357	5,141

Net operating revenue (in millions of R$)
Domestic	504	508	486
Export	6,342	5,598	4,981
Subtotal	6,846	6,106	5,467
Services, allocated on pulp segment	72	68	63
Total pulp	6,918	6,174	5,530

Average prices (in R$ per ton)	1,317	1,140	1,063

Paper:
Volumes (in thousands of tons)	—	—
Domestic	—	—	88
Export net	—	—	12
Total	—	—	100

Net operating revenue (in millions of R$)
Domestic	—	—	296
Export	—	—	28
Total	—	—	324

Average prices (in R$ per ton)	—	—	3,230

Combined:
Volumes (in thousands of tons)
Domestic	447	531	596
Export	4,751	4,826	4,645
Total	5,198	5,357	5,241

Net operating revenue (in millions of R$)
Domestic	504	508	782
Export	6,342	5,598	5,009
Services	72	68	63
Total	6,918	6,174	5,854

The discussion below is based on our consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

Year ended December 31, 2013 compared to year ended December 31, 2012

In 2013, the pulp market saw new capacity come on-stream, but also saw closures announced throughout the period, representing approximately 1.1 million tons, helping balance the industry’s supply (net increase of approximately 515 thousand tons). On the demand side, there was an increase in eucalyptus pulp shipments in the year, especially to China and North America. Hardwood producers’ inventories began falling in August, closing the year at 39 days, in line with the historical average. As a result of these events, the average pulp price in Dollars increased 5% as compared to 2012. In parallel, the appreciation of the Dollar throughout the year continued to drive the pulp price in Reais, this increase was a significant factor in Fibria’s record adjusted annual EBITDA.

On November 15, 2013, we (through the Parent Company Fibria Celulose S.A. and its subsidiary Fibria-MS Celulose Sul Mato-Grossense Ltda.) entered into a Share Purchase Agreement and Other Covenants with Parkia, for the sale of certain land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for a total of approximately 210 thousand hectares. On December 30, 2013, after obtaining the mandatory regulatory approvals as well as the completion of an audit by Parkia, the First Amendment to the Share Purchase Agreement and Other Covenants was concluded and signed, under which the total area subject to the transaction was adjusted to approximately 206 thousand hectares of lands, for the total amount of R$1,402,584 thousand, of which R$500,000 thousand was received by us upon signing the agreement.

In January 2014, we received R$710,702 thousand. The remaining balance of R$ 191,882 thousand will be received no later than the end of the first quarter of 2014 after the fulfillment of certain obligations and legal requirements, to be performed by us.

We may be entitled to an additional amount, limited to R$247,515 thousand, in three separated payments, each payment being up to one third of the amount, on the 7th, 14th and 21st anniversaries of the agreement. The entitlement to this amount is contingent on the appreciation of the land at each of such anniversaries, measured according to predefined measurement assumptions established in the agreement and adjusted by the variation of the IGP-M index through the actual payment dates.

On December 30, 2013, we also signed with the Parkia’s subsidiaries a Forestry Partnership Agreement and a Standing Timber Supply Agreement, both with a term up to 24 years (or four harvesting cycles of approximately 7 years), during which we will continue to operate our forests located in the land sold. The agreement does not provide any renewal or extension provisions to its original term. In exchange for the right to use the land by us for our forestry activities, the forestry partnership agreement grants to Parkia the right to receive 40% of the volume of wood (in cubic meters — m3), produced by us on the land during each harvesting cycle, limited to a “cap” contractually established. See Note No.1 (e) and No. 38 of our 2013 Consolidated Financial Statements.

On November 25, 2013 we decided to pay Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) liabilities regarding the taxation of earnings of our foreign subsidiaries, arising from tax assessments, by joining the Tax Refinancing Program (REFIS - “Profits Abroad”) established by Article 74 of Provisory Measure 2.158-35/01. The total amount paid in a single installment , with the reduction of 100% of penalties and fines, late fees and legal charges, totaled R$560 million. Of this amount, we used loss carryforwards and negative social contribution base credits to offset R$168 million or 30% of the principal, resulting in a cash payment of R$392 million.

In 2013, Fibria’s sales totaled 5.2 million tons (98% production during the period), down 3% as compared to 2012 when we had record sales volumes and inventories below 50 days. In addition, pulp availability was reduced as a result of lower production volume. Inventories closed 2013 at 50 days.

Cash production cost for the year was R$505/tons, up 6.7% over 2012, largely due to the higher wood cost, foreign exchange losses and higher cost of inputs. Excluding the Dollar’s appreciation effect and the impact of the rains in Aracruz Unit, the increase would have been below 2013’s inflation. Year-on-year, the 5% increase was , primarily as a result of higher wood transportation costs, higher need chemicals, energy and wood consumption (largely due to the impact of the Espirito Santo state rains in the Aracruz unit) (largely explained by the rains in Aracruz Unit), in addition to the R$7/t impact of foreign exchange effect.

The increase in the financial expense in 2013, is explained by the Dollar’s appreciation against the Real, partially offset by the 16% decline in interest expenses even though the Dollar appreciated 11%, evidencing our efforts to reduce our cost of debt.

Gross debt was U.S.$4,172 million, down 21% year-on-year. Considering the receipt of the first payment for the land sale to Parkia in the amount of R$500 million and the operating cash flow, we closed the year with a cash position of R$1,924 million. Cash position consists of cash and cash equivalent plus marketable securities minus net liability balance of derivative instruments. Net debt/Adjusted EBITDA in Dollars closed the period at 2.6x and, had the receipt of the second payment for the land sale to Parkia in the amount of R$903 million (R$605 million received on January 29, 2014) been considered, this ratio would have been 2.3x in Dollars and 2.5x in Reais. Net debt consists of total debt less cash position.

As a result of these factors, we generated losses of R$697.6 million, primarily, explained by the Dollar’s appreciation against the Real in the period and the impact of income tax and social contribution due to losses recognized on tax payments REFIS — “Profits Abroad” program as explained above.

Net Revenues

Our net revenues increased by 12.0% to R$6,917 million in 2013 from R$6,174 million in 2012, although sales volume decreased by 3%, such decrease was offset by an increase of 16% in the pulp average price in Reais, due to a 11% appreciation of the U.S. Dollar during the period. The increase in the pulp average price is described in “Item 5. Operating and Financial Review and Prospects — Effects of Fluctuations in Pulp Price”.

Sales volume decreased from 5,357 kilotons in 2012 to 5,198 kilotons in 2013, or 3%, mainly due to a decrease in sales to Europe (172 kilotons, or 8%) and Brazil/South America (84 kilotons, or 16%) in 2013 as compared to 2012.

Export sales of pulp constituted 92.6% of our pulp net revenue and 91.4% of our pulp sales volume in 2013, compared to 91.7% and 90.1%, respectively, in 2012.

In 2013, 38.8% of our total sales volume was delivered to Europe, 27.9% to North America and 24.7% to Asia, as compared to 40.8%, 25% and 24.3%, respectively, in 2012. Discounts are frequently granted to our significant customers located in Europe and North America. In 2013, discounts totaled R$1,005 million as compared to R$895 million in 2012. The increase of 12.3% is consistent with the increase in net revenues as described above.

Cost of Sales

Cost of sales increased by 2.8% to R$5,383 million in 2013 from R$5,237 million in 2012, substantially as a result of the impact of the U.S. Dollar’s appreciation against the Real, that resulted in higher freight costs, which are denominated in U.S. Dollars and higher cash production cost offset by the decrease of 3% in pulp sales volume, as described above. The pulp cash production cost is one of the main components of our cost of sales. The cash production cost consists principally of the cost of sales excluding depreciation, depletion, amortization and freight. In 2013, the main components of the cash production cost were, by order of magnitude: wood, chemicals, fuel, maintenance and personnel, which represented approximately 45%, 23%, 12%, 10%, and 6%, respectively. There were no significant differences in the composition of cash production cost in 2013 as compared to 2012.

In 2013, our pulp cash production cost per ton was R$505, an increase of 6.7% as compared to 2012, of R$473 per ton, primarily as a result of higher wood transportation costs, higher need of chemicals, energy and wood consumption (largely due to the impact of the Espirito Santo state rains in the Aracruz unit), and the R$7/t impact of the U.S. Dollar’s average appreciation (11%) against the Real. These impacts were partially offset by lower fixed costs as a result of reduced payroll taxes beginning in January, 2013 and a decrease in maintenance costs (R$4/t) as part of our cost reduction initiatives.

Inflation for 2013 was 5.9% (IPCA) while the Dollar appreciated 11% against the Real. Approximately 15% of cash production cost is denominated in U.S. Dollars. If we exclude the R$7/t foreign exchange impact and the non-recurring R$2/t resulting from the impact of Espirito Santo state rains in the Aracruz unit, the increase in the annual cash production cost would have been 4.6%, therefore, below the inflation rate for the period.

As a result of the above, our gross profit increased by 63.8% to R$1,535 million in 2013 from R$937 million in 2012. Our gross margin increased to 22.2% in 2013 from 15.2% in 2012.

Selling Expenses

Selling expenses increased by 16.6% to R$348 million in 2013 from R$298 million in 2012, mainly due to higher terminal expenses, changes in the geographic sales mix, and foreign exchange effects as a result of the U.S. Dollar’s 11% appreciation against the Real. As a percentage of our net revenue, our selling expenses increased to 5% in 2013 from 4.8% in 2012.

General and Administrative Expenses

General and administrative expenses increased by 4.9% to R$300 million in 2013 from R$286 million in 2012. This increase was mainly due to an increase of R$8.33 million in consulting, legal and other fees paid to external advisors; and an increase of R$8.31 million in labor expenses partially offset by a reduction of R$3.71 million in donation and sponsorship expenses. As a percentage of our net revenue, our general and administrative expenses decreased to 4.3% in 2013 from 4.6% in 2012.

Equity in Losses of Associate

Equity in losses of associate was zero in 2013, compared to a loss of R$0.6 million in 2012, as a result of the write-off of a non-controlling investment in Bahia Produtos de Madeira S.A.

Other Operating Income (Expenses), Net

Other operating income, net amounted to R$823 million in 2013 compared to other operating income, net of R$354 million in 2012. This net increase was primarily the result of (1) the capital gain on sale of land of R$527 recorded in 2013, related to Asset Light project, as described in Note 1(e) of our consolidated financial statements; (2) reversal of provision for contingencies in the amount of R$116 million off set by (3) R$196 million decrease in the fair value gain of biological assets from R$298 million in 2012 to R$102 million in 2013 and (4) R$221 million of loss on disposal of property, plant and equipment in 2013, compared to R$64 million gain in 2012.

Financial Results

Financial expense amounted to R$2,054 million in 2013, compared to R$1,696 million in 2012, primarily due to:

•                  Financial income: Financial income decreased to R$111 million in 2013 from R$168 million in 2012, primarily as a result of the use of cash and marketable securities for the settlement of debt in 2013.

•                  Financial expenses: Financial expenses increased to R$1,017 million in 2013 from R$944 million during 2012, due to an increase of R$199 million related to financial charges in the partial repurchases of Bonds and R$30 in other financial expenses offset by a decrease of R$106 million in interest on loans and financing and R$51 million in loan commissions.

•                  Foreign exchange (loss)gain: Foreign exchange losses were R$933 million in 2013, compared to R$735 million in 2012 mainly due to the U.S. Dollar 11% appreciation against the Real in 2013. .

Income taxes

Brazilian corporate statutory income tax and social contribution rate is 34%. The effective tax rate applicable to our income before tax and social contribution was (103.0)% and 29.5% for the years ended December 31, 2013 and 2012, respectively.

The change in the effective rate in 2013 refers to tax payments as a result our adherence to the Tax Refinancing Program (REFIS— “Profits Abroad”) established by the Law 12865/13 and Provisional Measure 627/13, issued in October and November 2013.

In late November 2013, we joined the REFIS — “Profits Abroad” by including three tax assessments described in Note 24(b)(i) to our 2013 consolidated financial statements. The total amount to be paid in a single installment, with 100% reduction in fines, penalties, interest and legal charges, was R$560,453 thousand, the impact of which was recorded in our 2013 fourth quarter results. Of this amount, we used R$168,136 thousand from tax-loss carryforwards, equivalent to 30% of the principal, resulting in an effective cash disbursement of R$392,317 thousand.

Non-controlling Interest

There were no significant changes in “Non-controlling interest” in 2013 compared to 2012.

Loss/Net Income

As a result ofabove, we generated a loss of R$697.6 million in 2013, as compared to a loss of R$698.0 million in 2012. As a percentage of net revenue, the loss was 10.1% in 2013, as compared to 11.3% in 2012.

Year ended December 31, 2012 compared to year ended December 31, 2011

Introduction

The 2012 results were directly influenced by our good performance in 4Q12. Highlights included record production and sales volumes, stable cash production cost, free cash flow generation and net debt at its lowest since the incorporation of Fibria. Throughout the year, the world economic scenario was marked by uncertainties that brought challenges to the market pulp industry. However, market fundamentals were consistent, with pulp demand from emerging markets driving growth, especially with new tissue paper machines in China that kept inventories balanced. These factors helped the recovery of hardwood pulp prices, which opened the year at U.S.$652/t and closed it at U.S.$776/t (PIX/FOEX BHKP Europe index), up 19%. The Dollar’s average appreciation of 17% in 2012 also pushed a greater cash flow due our predominantly export-oriented business.

At the end of 2012, gross debt amounted to R$10,768 million, 5% lower than in 2011, partially absorbed by the closing Dollar’s 9% appreciation in the year. With the first payment of R$470 million from the Losango, we ended the year with a cash position of R$3,023 million, thereby reducing our net debt to R$7,745 million, or by 18%, compared to 2011 — being our lowest net debt since Fibria’s founding. In 2012, we generated R$2.9 billion by our operating free cash flow generation through the following: (i) the sale of non-strategic assets such as lands and forest assets in Bahia and the Losango sale; and (ii) an equity offering. These events contributed to a decrease in the Net Debt/ Adjusted EBITDA ratio to 3.4x, compared to 4.8x in 2011, evidencing our efforts to reduce our indebtness level and achieve an investment grade from the ratings agencies.

Net Revenues

Our net revenues increased by 5.5% to R$6,174 million in 2012 from R$5,854 million in 2011, due to the 4% increase in sales volume and the 7% increase in the pulp average net price in Reais, in turn due to the Dollar’s 17% appreciation in the period. These effects offset the absence of R$324 million in net revenues from the paper business during 2011, with the Piracicaba Unit sale in September of that year. The increase of the pulp average net price is described in Item 5. Operating and Financial Review and Prospects — Effects of Fluctuations in Pulp Price.

Sales volume increased from 5,141 kilotons in 2011 to 5,357 kilotons in 2012, or 4.2%,, , mainly due to Asia’s strong performance during 2012, with a sales volume increase of 11% in 2012 as compared to 2011 (2012: 1,300 kilotons — 2011: 1,171 kilotons).

Export sales of pulp constituted 91.7% of our pulp net revenue and 90.1% of our pulp sales volume in 2012, compared to 91.1% and 90.1%, respectively, in 2011.

In 2012, 41% of our total sales volume was delivered to Europe, 25% to North America and 24% to Asia, as compared to 42%, 25% and 23%, respectively, in 2011. Discounts are frequently granted to our significant customers located in Europe and North America. In 2012, discounts totaled R$895 million as compared to R$761 million in 2011. The increase is of 18% is consistent with the increase in net revenues as described above.

Cost of Sales

Cost of sales increased by 2.2% to R$5,237 million in 2012 from R$5,124 million in 2011, substantially as a result of the impact of the 4.2% increase in pulp sales volume and the U.S. Dollar’s appreciation against the Real, that resulted in higher freight costs, which are denominated in U.S. Dollars. The pulp cash production cost is one of the main components of our cost of sales. The cash production cost consists principally of the cost of sales excluding depreciation, depletion, amortization and freight. In 2012, the main components of cash production cost were, by order of magnitude: wood, chemicals, maintenance, fuel and personnel, which represented approximately 43%, 22%, 14%, 10%, and 6%, respectively. There were no significant differences in the composition of cash production cost as compared to 2011.

In 2012, our pulp cash production cost per ton was R$473, an increase of 0.4% as compared to 2011, of R$471 per ton, primarily as result of the U.S. Dollar’s average appreciation (17%) against the Real and the prices increase of our raw materials, partially offset by the decrease in raw materials consumption and operational stability. The annual increase in cash production cost was less than the 5.8% Brazilian inflation in 2012, in line with our target.

As a result of the above, our gross profit increased by 28.4% to R$937 million in 2012 from R$730 million in 2011. Our gross margin increased to 15.2% in 2012 from 12.5% in 2011.

Selling Expenses

Selling expenses remained relatively stable in 2012 (R$298 million) as compared to 2011 (R$295 million) mainly due to the 4.2% increase in our total sales volumes and foreign exchange effects as a result of the U.S. Dollar’s 17% appreciation against the Real, which contributed to the increase of the commercial expenses of R$20 million, partially offset by the R$3 million reversal of allowance for doubtful accounts and the write off of R$11 million uncollected in the year. The selling expenses mainly include handling, storage and transportation expenses, and sales commissions. As a percentage of our net revenue, our selling expenses decreased to 4.8% in 2012 from 5.0% in 2011.

General and Administrative Expenses

General and administrative expenses decreased by 7.7% to R$286 million in 2012 from R$310 million in 2011. This result is mainly due to 2011 charges and indemnifications expenses of the organizational restructuring process , and to the to the third party services and travel expenses reduction in 2012. As a percentage of our net revenue, our general and administrative expenses decreased to 4.6% in 2012 from 5.3% in 2011.

Equity in Losses of Associate

Equity in losses of associate was a loss of R$0.6 million in 2012, compared to a loss of R$0.4 million in 2011, as a result of the write-off of a non-controlling investment in Bahia Produtos de Madeira S.A.

Other Operating Income (Expenses), Net

Other operating income, net amounted to R$354 million in 2012 compared to other operating expense, net of R$253 million in 2011. This net increase was primarily the result of (1) a R$152 million increase in the fair value gain of biological assets from R$146 million in 2011 to R$298 million in 2012; and (2) the capital gain on the sale of the Piracicaba Unit for R$176 million in 2011, partially offset by the R$93 million in tax credit (Crédito-Prêmio IPI).

Financial Results

Financial expense amounted to R$1,696 million in 2012, compared to R$1,869 million in 2011, primarily due to:

•                  Financial income: Financial income decreased to R$168 million in 2012 from R$217 million in 2011, primarily as a result of reduced average return on investments due to the decline in the CDI rate in 2012 (Dec/2011: 11.60% p.a. | Dec/2012: 8.40% p.a.).

•                  Financial expenses: Financial expenses increased to R$944 million in 2012 from R$873 million during 2011, due to an increase of R$150 million of expense related to financial charges in the partial repurchase of Bond “Fibria 2020” and a 3.3% increase in interest on loans and financing, partially offset by a decrease of R$12 million in loan commissions and the absence of interest-acquisition of Aracruz shares appropriation.

•                  Foreign exchange (loss) gain: Foreign exchange losses were R$735 million in 2012, compared to R$936 million in 2011 mainly due to the reduction of debt denominated in U.S. Dollars and the U.S. Dollar 8% appreciation against the Real in 2012.

Income taxes

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

Non-controlling Interest

There were no significant changes in “Non-controlling interest” in 2012 when compared to 2011.

Loss/Net Income

As a result of theabove, we generated a loss of R$698 million in 2012, as compared to a loss of R$868 million in 2011. As a percentage of net revenue, the loss was 11.3% in 2012, as compared to 14.8% in 2011.

B.            Liquidity and Capital Resources

Our primary sources of liquidity have historically been cash flows from operating and financing activities and short-term and long-term borrowings. We believe these sources will continue to be the principal means with which we will meet our cash flow needs.

Our material cash requirements include the following:

•                  working capital;

•                  our debt service; and

•                  capital expenditures.

Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or a wholly owned subsidiary, borrow funds by offering the guarantee of export contracts (see Note 23 to our 2013 consolidated financial statements) or capital expenditures acquisition financing programs offered by the BNDES, a related party (see Note 16 to our 2013 consolidated financial statements). The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position. We also rely on bonds or notes issued in the international markets by either wholly owned subsidiaries or by Votorantim Group subsidiaries, all mainly domiciled in other countries. See Note 23 to our 2013 consolidated financial statements. Our ability to access long-term funding sources has not been, to-date, significantly affected by the effects of the global financial crisis, although the maturities and costs could be increased for this reason.

As of December 31, 2013 and 2012, our cash and cash equivalents and our marketable securities were R$2,388 million and R$3,296 million, respectively. Of our cash and cash equivalents and marketable securities held as of December 31, 2013, 43.7% was denominated in Reais invested in both public and private assets.

The fair value of derivative financial instruments represented a net liability balance of R$464 million as of December 31, 2013.

At December 31, 2013, we had no deposits and investments with our affiliate, Banco Votorantim S.A, compared to R$198 million at December 31, 2012. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and Note 16(a) to our 2013 consolidated financial statements.

At December 31, 2013, our balance sheet presented a positive working capital balance (including our cash and cash equivalents, marketable securities, current loans and financings and derivative instruments) of R$1,359 million compared to R$3,771 million December 31, 2012. We do not expect to have any difficulty in meeting our short-term obligations since our current assets as of December 31, 2013 were equivalent to 1.3  times our current liabilities. Additionally we believe that we will be able to access either capital or banking markets, if necessary.

It is our indebtness strategy over the next few years to use a substantial portion of our consolidated cash flow to pay principal and interest with respect to our indebtedness. In addition, we are active on liability management initiatives to reduce the cost of our debt whenever there are market opportunities.

Sources of funds

Our cash flow from operating, investing and financing activities are affected by various factors. The key factors that affect our cash flow from operations are (i) the volume of product sold and the market price of pulp, (ii) the exchange rate between Brazilian Reais and U.S. Dollars and (iii) the cost of our raw materials. Investing activities are mainly affected by (i) our capital expenditure program and (ii) our decision to divest some of our long-lived assets. Finally our cash flow from financing activities is directly related to the level of new debt we have incurred and on the repayment of existing debt.

Operating Activities

Net cash flow provided by operating activities was R$2,164  million in 2013 compared to R$1,914 million in 2012, an increase of 13.1%, mainly due to a decrease of 65% in the loss from continuing operations before income taxes of the year, impacted mainly by (i) an increase of 16% in the average net pulp price in Reais partially offset by a decrease of 3% in volume sold and (ii) a result from the net operating income of R$176 million in 2013, when compared to a net operating expense of R$231 in 2012, due to, substantially, the gain on sale of land, related to the Asset Light project (R$799 million), the reversal of provision for contingencies (R$116 million) and loss on disposal of property, plant and equipment (R$221 million).

Net cash flow provided by operating activities was R$1,914 million in 2012 compared to R$1,348 million in 2011, an increase of 42%, mainly due to a decrease of 34% in the loss of the year, impacted mainly for an increase of 7.2% in the average net pulp price in Reais and an increase of 4.2% in volume sold and a decrease of 34.4% on net operating expenses.

We adopt the indirect cash flow method to report our cash flow statement. See our “Consolidated Statements of Cash Flows” in connection with “Item 5. Operational and Financial Review and Prospects”.

Uses of funds

Investing activities

Net cash provided by investing activities was R$434 in 2013, compared to net cash used in investing activities of R$1,161 million in 2012.

In 2013, investing activities for which we used cash primarily consisted of (1) investments of R$1,190 million in property, plant, equipment, intangible assets and forest and (2) R$97 million regarding advance for wood acquisition from forestry partnership program. In addition, we generated cash primarily consisting of (1) R$500 million of proceeds from sale of land and building related to the Asset Light project as mentioned in Note 1(e) to our 2013 consolidated financial statements and (2) R$1,204 million on marketable securities.

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

Financing Activities

Net cash used in financing activities, which include short-term and long-term secured and unsecured borrowings, debt repayments, resulted in the use of cash of R$2,276 million in 2013 and R$258 million in 2012.

In 2013, we raised R$1,279 million, principally, from financing through export prepayment facilities with financial institutions. In 2013 we repaid the total amount of R$ 3,320 million of the principal amount, of which R$1,851 million refers to early redemption of our Bonds issued. The premium paid by us in this repurchase transaction was R$236 million and R$1,469 million to the settlement of other outstanding indebtedness.

In 2012, we raised R$864 million, from principally financing through export prepayment facilities with financial institutions and international debt capital market. In April 2012, we completed the issuance of 86 million common shares without par value, through an equity offering of shares, resulting in a net increase of capital of R$1,343 million. During 2012, we repaid R$2,411 million of our outstanding indebtedness.

In 2011, we raised R$2,707 million, from principally financing through export prepayment facilities with financial institutions and international debt capital markets. In 2011, we issued Fibria 2021 Notes in the total amount of U.S.$750 million. These funds were the main supporters of our liability management plan. During 2011, we repaid R$3,110 million of our outstanding indebtedness. During the year we also paid dividends of R$264 million.

Furthermore, we have access to short term and long term trade-finance lines to support any cash needs that could eventually arise.

Cash Flow from Discontinued Operations

In December 2010, we announced the sale of our Conpacel and KSR operations for R$1.5 billion. These transactions were concluded and proceeds were received on January 31 and February 28, 2011. Under IFRS, both operations were considered discontinued operations for the years ended 2010 and 2009.

Debt

In April 2013, we, through Fibria Trading International KFT., entered into an export prepayment contract with three banks in the amount of U.S.$100 million (equivalent to R$202 million), with maturity until 2018 and an initial interest rate of 1.625% p.a. over the quarterly LIBOR.

In 2013, Veracel entered into several advanced exchange contracts (“ACC”) in the aggregate of U.S.$70 million (equivalent then to R$163,836 million), with maturity until June 2014 and interest rate between 0.95% and 1.4% p.a.

In September 2012, we entered into 3 advanced exchange contracts (“ACC”) in the aggregate amount of U.S.$105 million (equivalent then to R$213 million), with maturity in September 2014  and fixed interest rate of 2.95% p.a.

In the first quarter of 2012, Veracel entered into export prepayment contracts in the amount of U.S.$43 million (equivalents then to R$76 million), with maturity between August 2012 and September 2013 and interest rate between 3.35% and 4.75% p.a. . The contracts were settled on the maturity dates.

In February 2012, Veracel repaid early five advanced exchange contracts (“ACC”) in the amount of U.S.$14 million (equivalent then to R$24 million) which were contracted in September and December 2011 with maturity in March 12, 2012.

In February 2012, Veracel entered into the export prepayment contract, in the amount of U.S.$33 million (equivalent then to R$56 million), with semiannual payment of interest, at 5% p.a. plus LIBOR and a single payment of the principal with maturity in 2017.

We also have export prepayment contracts  with a financial institution in the total amount of U.S.$150 million, bearing interest at 0.78% p.a. plus LIBOR, maturing in 2014.

We also had a bilateral export prepayment agreement maturing in 2013 in the amount of U.S.$50 million, bearing interest at LIBOR plus 0.80%. The contract was settled on its maturity date.

In June 2011, we signed advanced exchange contracts in the amount of U.S.$125 million (equivalent then to R$198 million), with maturity in January 2013 and fixed interest rates,  of which U.S.$75 million at 2.05% p.a. and U.S.$50 million at 2.09% p.a. The contracts was settled on their maturity dates.

In May 2011, we signed an export prepayment agreement with a syndicate of banks in the amount of U.S.$300 million (equivalent then to R$489 million), bearing quarterly LIBOR plus 1.8% p.a., which can be reduced to 1.60%, depending on our level of leverage and risk rating, with an eight-year term and annual installments of U.S.$15 million in 2012; U.S.$30 million in 2015; U.S.$15 million in 2016; U.S.$90 million in 2018 and U.S.$150 million in 2019.

In January 2011, we signed three advanced export prepayment contracts in the amount of U.S.$50 million each, with a total of U.S.$150 million (equivalent then to R$249 million), with maturity in June 2012 and fixed interest rate at 2.09% p.a. In March 2012, we early repaid, with available resources, the total amount of U.S.$50 million (equivalent to R$90 million), corresponding to one contract. In September 2012, we repaid the remaining contracts in the total amount of U.S.$100 million, equivalent to R$211 million.

In October 2010, we entered into a two bilateral export prepayment agreement in the total principal amount of U.S.$100 million. The loan has a final maturity on October 2018 and it bears interest at a rate of 5.30% per annum payable on a quarterly basis. Principal amortizes on this loan quarterly beginning in October 2016.

In September 2010, Fibria Trading entered into an export prepayment agreement with a syndicate of banks in an aggregate principal amount of U.S.$800 million (equivalent then to R$1,355 million) with maturities through 2018, bearing quarterly LIBOR plus 2.755% p.a., which can be reduced to 2.30%, depending on our level of leverage and risk rating. The principal is amortized on this loan on a quarterly basis beginning in March 2013 (with a grace period of one year in 2014). The debt service under this loan is secured by certain of our export receivables. In March 2011, we prepaid the amount of U.S.$600 million (equivalent then to R$993 million).  The amount amortized in 2013 was U.S.$11 million (equivalent then to R$23 million). As of December 31, 2013, the outstanding principal amount was U.S.$189 million (equivalent then to R$443 million).

In September 2010, we entered into a bilateral export prepayment agreement in an aggregate principal amount of U.S.$250 million (equivalent then to R$ 423 million) with maturities through 2020, bearing semi-annual LIBOR plus 2.55% p.a., which can be reduced to 2.30%, depending on our level of leverage and risk rating. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. The principal amortization begins in September 2015, being on a semiannual instalments.

In March 2010, we entered into a bilateral export credit agreement, as amended, with a syndicate of banks in an aggregate principal amount of U.S.$535 million (equivalent then to R$ 956 million) that bears quarterly LIBOR plus 2.95% p.a.. The principal payments are due from April 2012 through April 2017 in installments to match export shipments. The financings are secured by certain export receivables. At March 31, 2010 funds totaling US$ 314 million (equivalent then to R$ 558,991) were released, and the remaining balance of US$ 221 million (equivalent then to R$ 389,310) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities. In April 2011, we prepaid the amount of U.S.$100 million (equivalent then to R$161 million) and negotiated a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly instalments). There were no changes in interest rates charged. In August 2012, we prepaid the amount of U.S.$100 million (equivalent then to R$202 million) and in December 2012 we prepaid another portion of U.S.$100 million (equivalent then to R$209 million). During 2013, we prepaid the amount of U.S.$43 million. As of December 31, 2013, the outstanding principal amount was U.S.$192 million (equivalent then to R$450 million).

In August 2009, Fibria-MS entered into a U.S.$182 million export prepayment agreement with two financial institutions, as arrangers, and Finnvera, an Export Credit Agency (ECA), as lender. We are a guarantor under this floating rate facility. The loan bears interest at a rate of LIBOR plus 2.825% to 3.325% per annum (such margin is subject to adjustment based on our leverage ratio). Principal payments are due semi-annually from February 2010 to February 2018.  As of December 31, 2013, the outstanding principal amount was U.S.$96.5 million (equivalent then to R$226 million). On February 18, 2014 we prepaid the total outstanding balance.

Domestic floating-rate notes

In June 2013, we entered into a contract with Banco do Brasil a NCE (Nota de Crédito à Exportação -  NCE), in the total amount of R$498 million, with maturity in 2018 and interest rate of 105.85% of CDI. This contract is also linked to a swap contract in order to exchange the currency from Reais to Dollar and change of the variable rate to fixed rate, being the final cost 4.16% p.a. plus foreign exchange currency.

In September 2012, we entered into an export financing facility (NCE) and a related interest swap agreement, for an aggregate principal amount of R$173 million facility together with the related swap agreement matures in 2020 and bears interest of 100% of CDI payable on a semiannually basis. Principal payments are due annually as from September 2017.

In December 2008, we contracted, through our subsidiary Portocel, an NCE with Banco HSBC in the amount of R$94 million (51%), with final maturity in December 2013 and charges of 100% of the CDI. The contract was settled on the maturity date.

Domestic fixed-rate notes

In September 2010, we entered into an export financing facility (Nota de Crédito à Exportação — NCE) and a related interest swap agreement, for an aggregate principal amount of R$428 million. The term of the facility and the related swap agreement, is for eight years and it bears interest at a fixed rate of 5.45% p.a. payable on a quarterly basis. Principal payments are due annually from September 2015 to September 2018.

In December 2009, Fibria entered into an R$73 million financing with Banco do Brasil referring to Fund for the Financing of the Brazilian Midwest at 8.5% p.a. fixed rates in Reais and a six-month grace period (with a discount of 15% in case of compliance with contract obligations). This is a line offered by the government in order to incentivize, through financing, investments on the Central East region of Brazil. This amount matures through December 2017.

Voto-Votorantim III

In January 2004, VPar, our ultimate controlling shareholder, formed Voto-Votorantim III, a company based in the Cayman Islands, for the sole purpose of raising funds. Voto-Votorantim III issued U.S.$300 million, 4.25% Bonds due 2014 in the international market. We received 15% of the total amount originally issued, U.S.$45 million, and are the guarantors for this amount. In December 2012, we prepaid 100% of the outstanding balance.

Voto-Votorantim IV

On June 24, 2005, we entered into a loan contract with Votorantim Overseas Trading Operations Limited IV (“VOTO IV”),  a jointly controlled entity together with Votorantim Participações, which raised U.S.$400 million  in the international capital markets (equivalent then to R$955 million ), bearing annual interest of 8.5%, maturing in 2020. We received 50% of the total funds raised, i.e., U.S.$200 million, equivalent then to R$477 million.  In 2013 we prepaid a total amount of U.S.$42 million. As a result of this early redemption, we recognized financial expenses amounting to R$ 13.5 million, of which R$ 12.3 million related to the premiums paid in the repurchase transaction and R$ 1.2 million relating to the proportional amortization of the transaction costs of the Notes. Our outstanding principal balance as of December 31, 2013 is U.S.$158 million (equivalent then to R$371 million).

International fixed-rate notes

Fibria 2019 Notes

On October 2009, Fibria Overseas issued U.S.$1 billion (equivalent then to R$ 1,744 million) aggregate principal amount of its semiannual interest 9.250%p.a. Senior Notes due 2019. In May 2010, the Company announced an offer to exchange the Fibria 2019 Bonds for the Fibria 2020 Bonds, in order to reduce interest cost, improve the liquidity of the security and renegotiating covenant clauses. Fibria is a guarantor of 100% of the obligations under these notes. The outstanding principal balance as of December 31, 2013 is U.S.$63 million (equivalent then to R$148 million).

Fibria 2020 Notes

In May 2010, through Fibria Overseas Finance Ltd., we raised U.S.$750 million (“Fibria 2020”) in the international markets, maturing in ten years and with a repurchase option as from 2015, accruing semi-annual interest at 7.50% p.a.

Shortly after pricing Fibria 2020 Notes, we commenced an exchange offer in which additional Fibria 2020 Notes were offered in exchange for up to U.S.$1 billion of the Fibria 2019 Notes. The exchange offer was completed in May 2010, with holders representing approximately 94% of the aggregate principal amount of the Fibria 2019 Notes agreeing to exchange their notes for Fibria 2020 Notes. In July 2012, we prepaid, with proceeds from the public offering of shares, the amount of U.S.$514 million (equivalent then to R$1,044 million). During 2013, Fibria prepaid and canceled a total of U.S.$666 million (equivalent to R$1,347 million) related to the Bond. The remaining principal balance of the Bond in the amount of U.S.$690 million (R$1,616 million) is recorded as current liabilities due to Management’s decision to elect early redemption with settlement on March 26, 2014 through the Make-Whole Premium clause.

Fibria 2021 Notes

In March 2011, we, through Fibria Overseas Finance Ltd., raised U.S.$750 million (“Fibria 2021”) in the international markets, maturing in ten years, with a repurchase option as from 2016, accruing semi-annual interest at 6.75% p.a.. During 2013, Fibria prepaid and canceled a total of U.S.$189 million (equivalent to R$411 million). The outstanding principal balance as of December 31st 2013 is U.S.$ 561 million (equivalent then to R$1,314 million).

As a result of the early redemption of the Fibria 2020 Notes and Fibria 2021 Notes during 2013, we recognized financial expenses amounting to R$336.8 million, of which R$224.2 million related to the premiums paid in the repurchase transactions and R$112.6 million relating to the proportional amortization of the transaction costs of the Notes.

BNDES Financing

BNDES has been an important source of debt financing for our capital expenditures. In 2013 a total amount of R$267 million was lentto us by BNDES under the existing contracts. As of December 31, 2013, the BNDES loans outstanding totaled R$1,797 million mainly related to production capacity increase and silviculture projects, all of which are denominated in Reais. Loans from BNDES are secured by liens on property, plant and equipment and bank guarantee. The majority of our loans with BNDES bear interest indexed to a nominal long-term interest rate, TJLP. The remaining BNDES loans are indexed to UMBNDES (a weighted average exchange variation on a basket of currencies, predominantly U.S. Dollars) plus a spread. At December 31, 2013, the TJLP was fixed at 5.0% p.a.

As of December 31, 2013, BNDES represented approximately 18% of our financial indebtedness, and is expected to remain as a significant source of financing in the future. See below details on amount and maturities:

Index	R$ in millions	Maturity
TJLP	1,440	2023
UMBNDES	357	2022
	1,797

For further information on the financing agreements with BNDES, see Exhibit 4.6 incorporated by reference in this annual report.

Leasing

We signed capital leases agreement with the Bank Société Générale for the acquisition of machinery used to fell and harvest trees in the total amount of R$83 million. The first tranche of R$5 million was released in September 2008 and matures in 2013. In June 2012, we prepaid the full outstanding amount of this facility.

Maturities

At December 31, 2013, the amount of our short-term debt was R$2,972  million. At December 31, 2013, the annual maturities of our debt were as follows:

Year	Amount
(R$ in millions)

2014	2,972
2015	834
2016	830
2017	1,256
2018	976
2019	763
2020	670
2021	1,441
2022	26
2023	5
Total	9,773

Covenants

Financial covenants required under some long term borrowings were renegotiated in June 2012 in order to mitigate the effects from changes in exchange rates. The renegotiation resulted on the following changes: (a) covenants are measured based on consolidated information translated into US dollars (as opposed to consolidated financial information in Reais), and (b) the indebtedness Net debt to Adjusted EBITDA ratio was increased to a maximum ratio of 4.5x as from June 2012.

The measurement of the ratios based on information translated into US dollars reduces the of effects changes in exchanges rates as compared to ratios based on information measured in Reais. A substantial portion of our debt is denominated in US dollars and as a result particularly depreciation of the real against the US dollar had significant impacts on the ratio when measured in Reais. Under the prior computation criteria in the event of a depreciation the amount of net debt as of the end of the period would increase when measured in Reais. Under the revised criteria by translating the Adjusted EBITDA from Reais to US dollar at the average exchange rate of each quarter the impact of the depreciation of the Brazilian real is mitigated.

As of December 2013, our net debt to Adjusted EBITDA ratio (or indebtedness ratio) was 2.6x in US dollar (2.8x in R$). See Note 4 to our 2013 consolidated financial statements.

Dec./ 2013 and after
Debt Service Coverage Ratio (1) – minimum ratio	1.0
Net Debt to Adjusted EBITDA Ratio (2) – maximum ratio	4.5

(1) The ratio of debt service coverage is defined as (a) Adjusted EBITDA (for the last four social quarters)  translated into U.S. Dollars at the average exchange rate of each quarter, plus the balance of cash, cash equivalents and marketable securities at period-end translated into US dollar at period-end exchange rates divided by (b) debt service payment requirements for the following four consecutive quarters plus interest paid during the past four quarters translated into US dollars at the average exchange rate of each quarter.

(2) Defined as the ratio of (a) consolidated net debt exchanged to U.S. Dollar period-end closing rate divided by (b) Adjusted EBITDA (for the last four quarters exchanged to U.S. Dollar at the average exchange rate of each quarter).

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

At December 31, 2013, we were in compliance with all covenants, which are required under some long term borrowings. See Note 23 to our 2013 consolidated financial statements and “Item 5 - Operating and Financial Review and Prospects — A. Operating Results — Results of Operations.”

Liability Management Plan

Since 2009, we have been implementing a liability management plan aimed at (1) improving our capital structure, (2) recovering our investment grade rating and (3) securing financing for our growth strategy under favorable market conditions.

In 2013, as part of our liability management plan we have entered into the following transactions:

•                  Prepayment and cancelation a total of U.S.$666 million (equivalent to R$1,347 million) related to our 2020 Notes;

•                  Prepayment and cancelation a total of U.S.$189 million (equivalent to R$411 million) related our Fibria 2021 Notes;

•                  On November 15, 2013, we entered into a Share Purchase Agreement and Other Covenants with Parkia , for the sale of certain land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for a total of approximately 210 thousand hectares. On December 30, 2013, after obtaining the mandatory regulatory approvals as well as the completion of an audit by Parkia, the First Amendment to the Share Purchase Agreement and Other Covenants was concluded and signed, under which the total area subject to the transaction was adjusted to approximately 206 thousand hectares of lands, for the total amount of R$ 1,402,584 thousand, of which R$500,000 thousand has been received by us upon signing the agreement. In January 2014, we received R$710,702 thousand. The remaining balance of R$191,882 thousand will be received no later than the end of the first quarter of 2014 after the fulfillment of certain obligations and legal requirements, to be performed by us. We may be entitled to an additional amount, limited to R$247,515 thousand, contingent on the appreciation of the land sold. The proceeds of this sale will reinforce our cash position and can be used in the future to prepay debt.

The Management have decided to elect early redemption of the total remaining balance of our 2020 Notes in the amount of U.S.$690 million with settlement on March 26, 2014 through the Make-Whole Premium clause. Also, on February 18,

2014 we prepaid the total outstanding balance in the amount of U.S.$ 96.5 million with Finnvera export credit agency (ECA).

Liability and Liquidity Management Policy

In May 2011, we approved our Liability and Liquidity Management Policy, with which we formalized that we work toward the reduction of our leverage. Therefore, we aim to attain the investment grade allowing access to credit lines with more attractive costs. In addition, this policy also formalized the goal of maintaining the necessary liquidity for the cash conversion cycle and to meet short term financial obligations. It also provides that we will maintain a minimum cash balance comprised of the sum of: (i) a minimum operating cash balance, which reflects the cash conversion cycle and (ii) a minimum balance for coverage of debt service, which includes interest and short-term principal. In addition, we may seek additional liquidity, through a revolving credit facility, to meet the minimum cash balance according to rating agencies methodology.

Capital expenditures

Our capital expenditures (Capex) totaled R$1,287 million in 2013 and R$1,078 million in 2012. This increase was mainly due to the increase in forestry renewal,  higher purchase volume of standing timber in 2013 compared to 2012 and an increase in expenditures with maintenance, IT, R&D and modernization incurred in 2013.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2013	2012	2011
	(in millions of Reais)
Industrial Expansion	8	4	26
Forest Expansion	65	66	128
Subtotal Expansion	73	70	154
Safety/ Environment	31	47	62
Forestry Renewal	752	653	624
Advance for Wood Purchase (partnership program)	97	77	176
Maintenance, IT, R&D, Modernization	253	166	310
Subtotal Maintenance	1,133	943	1,172
50% Veracel	81	65	90
Total	1,287	1,078	1,416

For 2014, Management has approved a budget of R$1,520 million for future capital expenditures. The 18% increase over 2013 is explained by the forestry partner contracts signed as a result of the land sale in December of 2013 and a one-off impact of wood purchases, which is expected to continue for 2 to 2.5 years before returning to normal levels.

C.                                    Research and development, patents and licenses, etc.

As a producer of pulp, we seek to gain a better understanding of the entire production process and obtain competitive advantages by continuous investments in research and technological development. By attempting to identify the characteristics of both wood and pulp that are essential for the production of high quality pulp and paper, we improve our processes and develop innovative, higher quality products. The research and development activities conducted within our research center are directed towards increasing the productivity of our forests, improving the quality of the eucalyptus wood used as our raw material, increasing the efficiency of our productive process and industrial yields, and developing new, innovative higher quality products, in a sustainable way. These efforts are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes. Our total budget, including operational and capital expenditure in research and development was R$45 million in 2013 and R$41 million in 2012. Our expenditures in research and development have been commensurated with our growth and our continued efforts to maintain our competitive advantage. This strategy has enabled us to develop high quality sustainable forests at lower costs and with minimal environmental impact, and to continue to supply the market with improved products and reinforcing our long-term relationships with key customers. By the end of 2010, the average annual amount of pulp produced per hectare was 11.3 metric tons, compared to 6.4 metric tons obtained during the 1970s. Referring to this, one of the long-term targets we have is to keep reducing the amount of land required for the pulp production, as a result of increasing productivity via genetic, forest management and industrial performance improvements.

Fibria Technology Center

The main objective of the Fibria Technology Center is to add value to the overall business. Our portfolio of research projects includes activities ranging from plant breeding and propagation  to developing new products.  As a producer of pulp, we seek to gain a better understanding of the entire production process and obtain competitive advantages by continuous investments in research and technological development. By attempting to identify the characteristics of both wood and pulp that are essential for the production of high quality pulp and paper, we improve our processes and develop innovative, higher quality products. The research and development activities conducted within our research center are directed towards increasing the productivity of our forests, improving the quality of the eucalyptus wood used as our raw material, increasing the efficiency of our productive process and industrial yields, and developing new, innovative higher quality products, in a sustainable way. These efforts are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes. Our total budget, including operational and capital expenditure in research and development were R$45 million in 2013 and R$41 million in 2012. Our expenditures in research and development have been commensurate with our growth and our continued efforts to maintain our competitive advantage.

Our forestry technology is focused on wood quality and forest productivity and sustainability through research in genetic improvement, forest biotechnology, plant physiology, soil and plant nutrition, silviculture, forest protection and environmental development.  This intense research program has significantly increased our competitiveness.

We currently perform 100% of our planting with improved clones which are efficiently propagated as a result of pioneering nursery procedures. In this regard, during the last few years, a new clonal propagation technology was designed to increase rooting ability and plant quality while reducing the production costs.  This new concept involves microcuttings production in temporary immersion bioreactors. As a result of this in house technology, two patents were recently filed in US and Brazil. We believe this new concept of propagation will establish new standards for eucalyptus nurseries.

In order to advance additional gains, a new strategy called Genome Wide Selection (GWS) is under development at Fibria for integration into the classical breeding program. The GWS is based on the very early selection of superior eucalyptus clones by analyzing their DNA (or molecular markers) profiles. By implementing this technique, which is totally new in the forestry sector, we expect to make the breeding cycles shorter, by antecipating selection of superior materials. A new high throughput platform for intensive tree genotyping  and different statistical models has been tested in order to increase the method efficiency. The preliminary results obtained by Fibria point out to very promising perspectives.

Fibria also maintains a significant level of investment in a biotechnology program (e.g. genetic transformation exclusively for research purposes), involving national and international partnerships. The main goals of this program are to evaluate the potenctial of such technologies to further improve forest and industrial productivity and to reduce total costs, with no risk to the environment.

Fibria has increased efforts in relation to intellectual property protection and development. Many achievements have been made during 2013 in the intellectual property field, for example: Internal Policies regarding Patents, Trademarks and Software. Further, during 2013, three new patents have been filed and several granted in biotechnology area in different countries. Finally, five new varieties of Eucalyptus were granted by National Plant Varieties Protection Service,  demonstrating  the success in genetic improvement efforts.

In a forestry based company, the maintenance and increase of forest biomass production together with silvicultural cost reduction is fundamental, especially in highly intensive management regimes. Thus, plant nutrition, fertility and soil conservation is crucial. We are achieving these objectives through the development and use of specific precision silviculture systems that optimize the allocation of the available resources, while monitoring soil fertility and conservation. Results from these monitoring processes conducted over the last two decades, have revealed, particularly over the last decade, that fertility may be enhanced through programs of nutritional management. In this sense, during 2013, we have developed activities related to the: (i) development and implementation of a unique fertilization system in all Fibria sites, aiming the optimization of the available resources (ii) establishment of a consolidated vision about the use of residual forestry biomass and its related impact in the productivity ans sustainability, (iii) determination of the best forest management practices to different products, including special pulps, biomass, with significant modification in the wood and biomass quality, (iv) consolidation of the high intensive management concept, aiming the wood cost reduction, and your extension to all Fibria units. In the past years, to reduction in nutritional formulations, the extent of automated management and the control of fertilization, has already led to gains in logistics, costs and safety on the use of fertilizers.

We also have continuous studies in order to keep the forest healthy and to reduce the using of chemical pesticides. In this current year, our researches were focused on the screening of disease resistant clones and for increase the use of biological pest control. We also studied technologies to improve the firefighting performance and weed control. We answered all questions about the SmartStep process and at the pesticide derogation, contributing to the maintain the certification FSC in our all units. Our researchers are encouraging the idea to create a new FSC regulation polity for chemical pesticide use, considering the silvicultural aspects and rules for environmental security, instead of only the chemical characteristics of the molecules. In order to be prepared for the future challenges, the Technology Center started up the activities in its Forest Health Protection and Natural Resources Laboratory. This new laboratory has been used to produce agents of biological control of pests, to evaluate disease´s resistance in all Fibria´s Eucalyptus clones and to diagnose forestry problems, helping to maintain our sustainability.

Furthermore, we have performed specific studies since 1993 into the quantity and quality of superficial and underground water by monitoring water tables in representative locations in our plantations and by our production units, which continue to indicate that there have been no material changes to the composition of the water in these water tables, thus confirming that our plantation and production processes are not contaminating the surrounding water tables. In 2013, specific studies on the water cycle (Fibria’s Watershed Project) as well as the environmental interactions in our landscape model of production have been reinforced by the calibration and application of two hydrological models (SWAT - Soil and Water Assessment Tool and HYDRUS - Movement of water, heat, and multiple solutes in variably saturated media) enabling the analysis of different land use scenarios and their respective impacts on the natural available resources. The results allow us to better plan the plantations in the landscape and to identify and quantify Ecosystem Services.

In our continuous search for better environmental performance, we started to use Ecosystem Services approach to integrate research topics and to improve our landscape management practices. Technical planning for biodiversity conservation is based mainly on the assets in Fibria’s biodiversity database which comprises all information about fauna and flora species registered in Fibria’s areas since 1992, with special focus on birds, which have been used as indicators of the functionality of the managed forest landscape. Also for conservation planning, we use our Fibria Bioindex software, which combines relevant indicators for statistical analysis of diversity indices in our plantations and areas of natural vegetation (Rain Forest or Savanna fragments) based on landscape ecology analysis. Based on all these approaches, in 2013 we identified High Conservation Value Areas (HCV) at Tres Lagoas Unit and provided technical advice to improve forest operation practices in order to conserve biodiversity. In 2013, the Technology Center also provided technical advice on the improvement of our native forests restoration program and started partnerships to develop the agroforestry approach in our forest management areas in order to improve the income of communities. All Fibria’s technology efforts aimed to improve biodiversity also improve the value of ecosystem services provided by our forest production landscape.

Our research and development team has also continuously assessed new trends and advances in the market in which we operate, allowing the development of new products and the entry into new markets. In particular, we have been following recent developments on the production technologies resulting in biofuels or alternative biomass-based products. Biorefinery comes as an important subject in our project portfolio. Our roadmap on biorefinery had been updated, and the correspondent laboratory had received considerable investments on high-tech equipments to allow characterization of raw material and products, including biofuels. These capabilities and drivers along with the stablishment of strategic alliances is paving out the way to speedup research and development of bioproducts and/or biofuels. The ongoing projects and alliances envision the different and more promising alternatives, not only making use of forest biomass in nature, but also from the circling streams of the kraft process, such as those from lignin. Within this scope of increasing the value from our forestry biomass, in 2013 the JV created by Fibria and Ensyn advanced on assessing potential sites for the installation of the first RTP unit in Brazil. In the same direction, potential customers and applications had been assessed. Preliminary trials on the use of the renewable fuel oil had been performed with both potential customers and strategic partners resulting in very satisfactory results.

When it comes to our pulp and paper production processes, during this last year we assessed and introduced important setup changes in order to improve fiber strength even further. This approach associated with customers’s feedback comes in close connection, as a loop, with the tree breeding program. Alongwith what we call wood x process x product trinomiun and the advantages of having these teams working side by side, we had been able to support Fibria’s strategy to be considered one of the best commercial and R&D partner by some of our very important customers.

Among these efforts in product development our team has focused the increase of BEKP share in the paper composition and/or helping customers improving their products’ performance. These efforts are split into two major streams: (a) looking forward to set specific properties on the BEKP fibers through changes in forest sourcing, pulping and bleaching processes and/or (b) determining the best practices for the use of BEKP in different systems of stock preparation, refining and papermaking technologies as a whole. One example of product application engineering relies on our partnered development of ultra-low intensity refining through the use of conical refiners. This kind of  technology and know-how allow our customers improve the usage of eucalyptus pulp and the performance of their final products.

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

E.                                    Off-Balance Sheet Arrangements

We participate in a number of off-balance sheet arrangements, mainly related to guarantees and take or pay contracts. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” All of these transactions are further described elsewhere in this annual report. See Notes 12 and 26 to our 2013 consolidated financial statements.

F.                                     Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2013. This table does not reflect swap transactions discussed under “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of Reais)
Total debt commitments (1)	3,260	2,375	4,041	1,922	11,598
Operating leases (2)	218	425	626	1,976	3,245
Purchase obligations (3)	415	551	389	888	2,243
Pension contributions (4)	4	9	9	55	77
Total contractual obligations and commitments (5)	3,897	3,360	5,065	4,841	17,163

(1)                     The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

(2)                     Includes land leases and sea transportation (domestic and export).

(3)                     Includes take-or-pay contracts. We have long-term “take-or-pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for an average period of 9.8 years for which the contractual obligations are R$228 million per year.

(4)                     Represents a contribution of R$4 million per year, in average.

(5)                     Excludes amounts of probable cash outflows which are expected to arise upon settlement of contingencies due to uncertainties with respect to timing of payments.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain probable and estimable losses arising from tax, civil and labor claims of R$281 million as of December 31, 2013. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Contingencies”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

We are managed by a Board of Directors and a Board of Executive Officers. The address of the management of our Company is Alameda Santos 1357, 6th floor, São Paulo, State of São Paulo, Brazil.

Board of Directors

Our Board of Directors is required to meet four times a year and on an extraordinary basis whenever corporate interests so require. The members of the Board of Directors are appointed at General Shareholders’ Meetings and serve for two-year terms. Our Board’s responsibilities include determining our general business strategies, electing the Executive Officers and supervising the management. As of December 31, 2013, the Board of Directors was made up of the following members:

Name	Member Since	Age	Position
José Luciano Duarte Penido	2009	65	Chairman
Paulo Henrique de Oliveira Santos	2009	55	Alternate
João Carvalho de Miranda	2009	51	Vice-chairman
Mario Antônio Bertoncini	2011	45	Alternate
Raul Calfat	2009	61	Member
Gilberto Lara Nogueira	2009	65	Alternate
Alexandre Silva D’Ambrosio	2009	51	Member
Eduardo Borges de Andrade Filho	2011	47	Alternate
Carlos Augusto Lira Aguiar	2012	68	Member
Samuel de Paula Matos	2009	65	Alternate
Julio Cesar Maciel Ramundo	2011	44	Member
Laura Bedeschi Rego de Mattos	2011	38	Alternate
Eduardo Rath Fingerl	2009	60	Member
Leonardo Mandelblatt de Lima Figueiredo	2013	36	Alternate
José Armando de Figueiredo Campos	2009	65	Member
Maria Paula Soares Aranha	2013	56	Alternate
Alexandre Gonçalves Silva	2009	68	Member
José Ecio Pereira da Costa Junior	2013	62	Alternate

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

Samuel de Paula Matos. Mr. Matos has been an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2009. He was also Chairman of the Audit Committee of the Company. Previously, he was Chairman of the Audit Committee and Inspection Committee of Votorantim Celulose e Papel S.A. (now Fibria), from May 2007 through November 2009. Since June 2004 he has been acting as an independent consultant. From June 2002 to May 2004 he served as a partner at Deloitte, Touche & Tohmatsu, being member of its Policy Committee. He was CEO of Coopers and Lybrand in Brazil and, after its merger with Arthur Andersen, he served as COO of the new company, as part of its Executive Committee. He worked in independent audit and business consulting since 1967. He is an Economist graduated from the School of Economics and Administration of USP and also holds a bachelor’s degree in Accounting.

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

Ms. Mattos is an alternate member of the Board of Directors of OI S.A., ALL S.A. and Valepar S.A. (the controlling company of Vale S.A).

Leonardo Mandelblatt de Lima Figueiredo. Mr. Mandelblatt  is an alternate member of the Board of Directors of Fibria Celulose S.A since april 2013. From October 2009 to the present day Mr. Mandelblatt is responsible for the management of the equity portfolio of BNDESPAR. He currently manages the portfolio holding assets from the paper, cellulose and capital goods sectors. From January to September 2009 he was responsible for the management of the Equity Portfolio of the Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI not connected to corporate control; management of private fixed income securities issued by non financial institutions; management of resource outsourcing applied in: (i) administered portfolios, (ii) Private Equity Investment Funds; (iii) Credit Investment Funds (FIDC). From 2003 to 2008 he held various positions at BB Gestão de Rescursos — Distribuidora de Títulos e Valores Mobiliários S.A. — BB DTVM, as an invesment consultant, manager of fixed income funds (ID denominated funds; private credit fund; price index funds and fixed income funds); and private equity fund manager, and was responsible for the creation and management of the BB Ações Construção Civil Fund, and the management of BB Ações Siderurgia.

Mr. Mandelblatt is a member of the Board of Directors of Tupy S/A and is an alternate member of the Board of Directors of IOCHPE-MAXION S/A.

Maria Paula Soares Aranha. Mrs. Maria Paula Aranha is an alternate member of the Board of Directors of Fibria Celulose S.A. since april 2013. She is also the Chairman of our Stutatory Audit Committee. She was member of the Fiscal Council of Fibria Celulose S.A. from April 2011 to April 2013. Since 2005 she has been acting in the field of controlling, corporate governance and operational risk management consultancy. Previously, she served as Superintendent of Planning and Control of Aliança do Brasil Companhia de Seguros (affiliate of Banco do Brasil). Mrs. Maria Paula joined Banco do Brasil S.A. in 1981 and has made a career at the bank acting as Division Manager of Controlling and Executive Manager of Controlling and Distribution.

José Ecio Pereira da Costa Junior. Mr.Pereira is an alternate member of the Board of Directors of Fibria Celulose S.A. He was  Chairman of the Fiscal Council  from December 2009 to April 2013. In December 2007 he started the business management consulting company JEPereira Consultoria em Gestão de Negócios. From June 2002 to June 2007 he acted as audit partner at Deloitte Touche Tohmatsu in Brazil in the sector of audit and consulting. He graduated in Business Administration from Getulio Vargas Foundation — FGV and Accounting from Faculdade São Judas Tadeu.

Mr. Pereira is a member of the Board of Directors and Chairman of the Audit Committee of Gafisa S.A., member of the Board of Directors of Brmalls S.A., Princecampos Participações S.A., Chairman of the Audit Committee of Votorantim Industrial S.A. and member of the Board of Directors of IBEF-PR.

Board of Executive Officers

The following executive officers were appointed by our Board of Directors. They are members of our board of executive officers and are our legal representatives. The board of executive officers meets periodically to review production, and commercial and financial operations. Our executive officers are as follows:

Name	Age	Position
Marcelo Strufaldi Castelli	49	Chief Executive Officer
Paulo Ricardo Pereira da Silveira	51	Industrial Operations, Engineering and Procurement
Guilherme Perboyre Cavalcanti	45	Chief Financial Officer & Investor Relations Officer
Luiz Fernando Torres Pinto	60	Human and Organizational Development
Henri Philippe van Keer	46	Commercial & International Logistics
Aires Galhardo	36	Forestry Operations

We present below a brief biographical description of each executive officer that is not also member of our board of directors:

Marcelo Strufaldi Castelli. Mr. Castelli has been appointed as Chief Executive Officer effective on July 1st, 2011. Prior to that, he served as our executive officer of Paper, Planning, Procurement and Forestry Operations and Technology since August 28, 2009. Mr. Castelli also served as the supply chain and strategy director of our Company, where he has served as member of the executive board since December 2006. In addition, since joining our Company in 1997, Mr. Castelli held various positions, including recovery, utilities and environment manager, general manager of the Jacareí mill and associate director of operations. Prior to that, Mr. Castelli worked at Suzano, Bahia Sul and Aracruz. Mr. Castelli holds a bachelor’s degree in Mechanical Engineering from Universidade de Mogi das Cruzes and a degree in Business Administration from Faculdades Associadas de São Paulo (FASP). Mr. Castelli also attended courses at IMD in Switzerland and holds a Master of Business Administration degree from Fundação Dom Cabral (FDC).

Paulo Ricardo Pereira da Silveira. Mr. Silveira has been appointed as the Executive Officer of Industry and Engineering since June, 2013. Mr. Silveira has being working for the pulp and paper sector in the last 27 years. Before becoming Executive Officer Mr. Silveira was the Industry General Manager of our Aracruz unit. Previously, he worked for companies such as Riocell, Klabin and Aracruz Celulose. Mr. Silveira holds a bachelor’s degree in Chemistry Engineering from Pontifícia Universidade Católica do Rio Grande do Sul (PUC-RS) and holds a Master degree in Business Administration from Universidade Federal do Rio Grande do Sul (UGRS) and a Master degree in Corporate Finance from Fundação Getúlio Vargas (FGV).

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

Luiz Fernando Torres Pinto. Mr. Pinto has joined Fibria as the Executive Officer of Human & Organizational Development on October 24, 2011. Prior to Fibria, Mr. Pinto has held several management positions in human resources, industrial production and business units at the following Companies: SunCoke Energy, Cenibra, Aracruz Celulose and Paranasa. Mr. Pinto has a major in Chemical Engineering from Universidade Federal de Minas Gerais, a Master in Business Administration in Corporate Management from Fundação Dom Cabral and a HR specialization from Stanford Business School.

Henri Philippe van Keer. Mr. van Keer was appointed as the Executive Officer of Commercial and International Logistics— May 2012. Before becoming Executive Officer of Fibria, Mr. van Keer was General Manager of the Commercial Department (June 2011). He served as Vice-President (CEO) of Valcon Energy, a company specialized in the production of clean energy, for two and a half years (between January 2008 and May 2010). Nevertheless, he held positions in Aracruz Celulose SA: Brazil General Manager (between 2002 and 2007) and Area Sales Manager in Europe (between 1996 and 2002). In addition, he served as Director of Sales at EMI Area-Chambéry, Equipment Company / paper machines in France (between 1994 and 1996), as well as in CSNE - (French National Service) in São Paulo (between 1992 and 1994). Mr. van Keer is graduated in engineering at the Institut National Polytechnique de Grenoble, France, with refresher courses at the Ecole de Management de Lyon (Fr) & Cranfield School of Management (UK) MBA.

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

Fiscal Council

We have had a permanent Fiscal Council (Conselho Fiscal) since 2004, which is a corporate body independent of our management and our independent auditors.

At the Extraordinary Shareholders Meeting held on April 26, 2013  the Statutory Audit Committee  was established, the same meeting approved the amendment of our Bylaws where the Fiscal Council  became a non-permanent corporate body and will only be installed upon request by the shareholders. For the fiscal year of 2013 the Fiscal Council was appointed.

Members of our fiscal council may not be members of our Board of Directors or the board of executive officers, nor can be our employees  or the Votorantim Group, or a spouse or relative of any member of our management. Our Fiscal Council is made up of between three and five members who are elected at the annual shareholders’ meeting for a one-year term. Under the Brazilian Corporation Law, any group of non-controlling shareholders that holds at least 10% of the voting shares also has the right to separately elect one member of the fiscal council.

Set forth below are the names, ages and positions of the members of our Fiscal Council and their respective alternates, each of whom has been appointed to serve until April 2014:

Name	Age	Year First Elected	Position
Mauricio Aquino Halewicz	40	2013	Member
Marcos de Bem Guazzelli	44	2009	Alternate
Gilsomar Maia Sebastião	37	2013	Member
Geraldo Gianini	63	2009	Alternate
Sérgio Mamede Rosa do Nascimento	59	2013	Member
Lúcio Tameirão Machado	52	2011	Alternate

Audit Committee

NYSE rules require that listed companies have an Audit Committee that (i) is comprised of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding Audit Committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Our Audit and Risk Committee, which, subject to certain exceptions, is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on December 18, 2009. On April 26, 2013 the Audit and Risk Committee became the Statutory Audit Committee — CAE according to the Extraordinary Shareholders Meeting resolutions by the amendment of our Bylaws within the terms of CVM Ruling 509, of November 16, 2011, which shall operate on a permanent basis. On May 27, 2013 the Board of Directors approved the establishment of the Statutory Audit Committee, its Internal Rules and appointed its members. The CAE complies with all of such requirements and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. Our Statutory Audit Committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors. Our Statutory Audit Committee also evaluates the effectiveness of our internal financial and legal compliance controls. Our Statutory Audit Committee is composed of at least three (3) at most five (5) members appointed by the Board of Directors for a 5 year term. All members of our Statutory  Audit and Risk Committee satisfy the audit committee membership independence requirements established under rules of the SEC. The Board of Directors has determined that Samuel de Paula Matos is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act.

The members of the Statutory Audit Committee are as follows:

Name	Member Since	Age
Samuel de Paula Matos	May 27, 2013	65

Maria Paula Soares Aranha	May 27, 2013	56

José Ecio Pereira da Costa Junior	May 27, 2013	62

As of December 31, 2013, the members of our Statutory Audit Committee, on an individual basis and as a group, directly own less than 1% of our common shares.

Our Statutory Audit Committee is governed by Internal Regulations which were approved by the Board of Directors in May 2013 which sets forth rules with respect to duties and responsibilities of the committee, its structure and functioning, as well as rights and obligations of its members.

Advisory Committees

We also have five advisory committees, comprised of Board members and others, with the power to make recommendations for the consideration of the Board. These are the Statutory Audit Committee, the Finance Committee, the Innovattion Committee, the Personnel and Remuneration Committee and the Sustainability Committee, each of which has its own internal regulations and acts in accordance with the scope our Bylaws. The Statutory Audit Committee supervises the quality and integrity of financial reports, adherence to legal, statutory and regulation, the suitability of processes relating to managing Risk and the activities of the internal and independent auditors. The Finance Committee advises on macroeconomic matters as well as financial strategy and cash and market risk management policies. The Innovation Committee assists the Board in analyzing initiatives related to research and technological innovation in forestry and industrial areas, and management in relation to new products and processes. The Personnel and Remuneration Committee is tasked with analyzing human resources policies, structures and practices and remuneration policy, among other related matters. The Sustainability Committee advises our Board od Directors on all matters relating to sustainability evaluates investment proposals in terms of sustainability and impact and monitors the implementation of policies, strategies and activities relating to the sustainability of our operations.

B.                                    Compensation

In 2013, the aggregate annual remuneration paid to our executive officers and directors was R$37.3 million. Details are set forth in the table below:

2013
(in millions of Reais)
Short-term benefits to officers and directors	23,933
Rescission of contract benefits	1,587
Long-term benefits to officers and directors	6,384
Benefit program - Phantom Stock Options	5,425
37,329

The Brazilian Corporation Law requires that members of our fiscal council receive remuneration equal to at least 10% of the average amount paid to our executive officers.

C.                                    Board Practices

Our Board of Directors meets ordinarily at least four times per year and extraordinarily whenever necessary, according to our interest or when called by the Chairman or by the majority of the members of the Board of Directors. Our Board of Directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations. Each of our Board of Directors and our Board of Executive Officers is governed by their respective Internal Regulations both approved by the Board of Directors in February 2010 which set forth rules with respect to duties and responsibilities of each Board, its structure and functioning, as well as rights and obligations of its members.

According to the Brazilian corporate law and to our by-laws, the members of the Board of Directors are elected by the holders of our common shares at the general shareholders meeting. Fibria’s members of the Board of Directors serve two year terms. In April 2013 the sitting and alternate members were elected to serve a mandate until the Ordinary General Meeting to be held in 2015.

D.            Employees

As of December 31, 2013, we employed 4,192 people. We outsource many of our operations and substantially all of the transportation of wood, pulp and other raw materials. This accounted for 13,324 people as of December 31, 2013.

Several unions represent our employees and they are considered well organized institutions. Annual Collective agreements related to non-executive employees were renewed in 2013 for another year, resulting in a base salary increase of up to 7%, including administrative, industry and forest personnel. We believe we have very good relations with our employees.

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

Defined Contribution Pension Plan

In March 2000, we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group (Funsejem) which is available to all employees. For employees below a certain income level we match their contribution limited to 1.5% of the employee’s compensation. For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation. Additional contributions can be made at the employee’s option. Contributions vest in a range of percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service. Employees’ contributions amounted to R$8.5 million in 2013 and R$8.5 million in 2012.

Former Aracruz employees participated in ARUS — Fundação Aracruz de Seguridade Social, a private, not for profit, pension plan operating as a multi-sponsored fund. As a result of Aracruz Acquisition in 2009, all employees had the option to transfer their contributions made to ARUS to Funsejem as ARUS has been terminated.

Profit Sharing Plan

Pursuant to Brazilian federal law, companies operating in Brazil are required to share profits with employees beginning from fiscal year 1996. In 1996, we instituted a profit sharing plan for our employees in addition to providing health and life insurance, transportation, meals and training. Pursuant to the program, each employee’s share of profits is linked to our operational and financial results. Employees are eligible to receive a maximum payment of up to 2.5 monthly salaries payable in February of the following year. Payment is granted if defined goals set by management are achieved by the process or industrial unit in which the employee works and based on the individual performance of the employee. The unions that represent our employees have agreed to this profit sharing plan.

Post-retirement Benefit Plan

Medical assistance provided to retirees

We entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of our employees, their dependents, until they come of age, and their spouses, for life.

Our policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

IAS 19(R) - “Benefits to Employees” requires that an entity calculate the present value of defined benefit obligations and the market value of the assets of the plans at the end of each reporting period and encourages the entity to contract qualified actuaries to measure such obligations. For interim reporting purposes, measurements are obtained by extrapolating the latest actuarial valuation by an independent expert. The amount recorded as expenses for the year ended December 31, 2013, 2012 and 2011, was R$4 million,  R$5 million and R$4 million, respectively.

The revised employee benefit standard (IAS 19(R) - “Employee Benefits”) introduces changes to the recognition, measurement, presentation and disclosure of post-employment benefits. The standard also requires net interest expense / income to be calculated as the product of the net defined benefit liability / asset and the discount rate as determined at the beginning of the year. The effect of this is to remove the previous concept of recognizing an expected return on plan assets. Also, the “corridor” approach was extinguished, and the revised standard requires the Company to recognize the actuarial results directly within “Other Comprehensive Income”.

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2013	2012

Discount rate - %	6.25	4.0
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	5.0	4.25
Biometric table of general mortality	AT-2000	AT-83
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

Based on the independent actuary’s report, the position of the actuarial calculations is as follows:

	2013 (Restated)	2012
	(in thousand of Reais)
Reconciliation of liabilities
Present value of actuarial obligations	93,934	66,302
Cost of current service
Interest on actuarial obligations	7,750	8,618
Benefits paid	(3,684)	(3,971)
(Gains) losses	(21,421)	22,985

Balance of actuarial obligations	76,579	93,934

Satisfaction survey

Based on the results of the last Climate Survey, conducted in 2010, working groups were formed across our Company, involving managers and professionals in Human and Organizational Development. From these groups, we conducted initiatives to improve the organizational climate, employees’ motivation and our performance.

A new edition of the Climate Survey was promoted in September and October of 2012, in order to hear employees’ perceptions on the organization and our work environment, as well as strengthen actions initiated from the survey in 2010. The climate survey was answered by 3,245 employees, 85% of the employees who could participate. The average of the results in Fibria’s Units generated an overall favorability (satisfaction level), which represents an increase of nine percentage points in this indicator in relation to the 2010 edition of the survey. From the results, action plans at the corporate and Unit levels will be developed to implement improvement opportunities. The issues that were best evaluated were the quality of products and services offered by us and measures to protect the environment taken by us, both with 92% approval among the employees. The lowest satisfaction scores were related to the definition of goals for the Results Participation Programmes and variable remuneration, with 44% approval. The overall average achieved by the survey was 68%, above the 2010 rate (59%) and the market average (61%). A new Climate Survey will be held in 2014, when we expect to achieve an average of 70% favorability.

E.            Share Ownership

As of December 31, 2013, the members of our Board of Directors and our officers, on an individual basis and as a group, directly owned less than 1% of our common shares. For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7. A. Major Shareholders and Related Party Transactions — Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or executive officer and their representative percentage relative to the total outstanding shares as of December 31, 2013:

Board of Directors	Number of Common Shares

José Luciano Duarte Penido	2,001
Paulo Henrique de Oliveira Santos	675
João Carvalho de Miranda	15
Mario Antônio Bertoncini	0
Raul Calfat	70
Gilberto Lara Nogueira	1
Alexandre Silva D’Ambrosio	2
Eduardo Borges de Andrade Filho	0
Carlos Augusto Lira Aguiar	2,431
Samuel de Paula Matos	1
Julio Cesar Maciel Ramundo	0
Laura Bedeschi Rego de Mattos	0
Eduardo Rath Fingerl	616
Leonardo Mandelblatt de Lima Figueiredo	0
José Armando de Figueiredo Campos	1
Maria Paula Soares Aranha	0
Alexandre Gonçalves Silva	1
José Ecio Pereira da Costa Junior	0

Executive Officers
Marcelo Strufaldi Castelli	0
Paulo Ricardo Pereira da Silveira	2,000
Luiz Fernando Torres Pinto	0
Henri Philippe van Keer	5,000
Aires Galhardo	0
Guilherme Perboyre Cavalcanti	0
Total	12,814

Source: Itaú Custódia.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

As of December 31, 2013, Fibria had 553,934,646 common shares. The table below presents certain information as of December 31, 2013, regarding (i) any person known to us as the owner of more than 5% of our outstanding common stock, and (ii) the total amount of the common stock owned by the members of our Board of Directors, Executive Officers and Fiscal Council.

	December 31, 2013
Shareholders	Number of shares	% of total
Common Shares
Votorantim Industriais S.A.	162,974,335	29.42
BNDES Participações S.A.	168,296,658	30.38
Gávea Fundo de Investimento Ltda.	33,300,000	6.01
Jupiter Global Strategy Ltd.	33,217,145	6.00
Board of Directors, Executive Officers and Fiscal Council	12,828	0.002
Public (Free Float)	156,133,680	28.19
Total Common Shares	553,934,646	100.00

(1)   Under the Shareholders’ Agreement, BNDESPar was required to hold 20.7606% of the total capital during the first three years (until October 2012) of the signature of the Shareholders’ Agreement which took place on October 29, 2009, and for the next two years and currently, 11.0445% (from October 2012 to October 2014).

B.                                    Related-Party Transactions

We have engaged in a number of transactions with related parties, which are described in Note 16 to our 2013 consolidated financial statements, as of and for the years ended December 31, 2013, 2012 and 2011 included elsewhere in this annual report.

During 2013 we continued to refine our corporate governance, with the development of a Policy for Related Party Transactions, approved by our Board of Directors. This Policy is intended to establish standard procedures to be observed in the execution of transactions with related parties and in situations in which there may exist a conflict of interest, so as to assure that these transactions are conducted on market terms and are disclosed and reflected in our records in the correct and complete form.

Our commercial and financial transactions with our subsidiaries, associates, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

The following is a summary of the nature and conditions of the transactions with the related parties:

Controlling shareholders

We have a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$10.7 million and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provides various services related to technical advice, trainings, including management improvement programs. These services are also provided to the entire Votorantim Group and we reimburse VID at cost for the charges related to the services used.

We have financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (See Note 23 to our 2013 consolidated financial statements).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

Associates

We have a balance receivable of R$3.8 million from Bahia Produtos de Madeira S.A., corresponding to the sale of wood, maturing in 2019, renewable for 15 years.

Votorantim Group companies

We have a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our unit in Jacareí. The total amount contracted is R$15 million, guaranteeing 115,700 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request an early termination of the contract, that party is required to pay 50% of the remaining contract amount. In addition, we entered into a contract to purchase energy from Votener, expiring on December 31, 2014, to supply the Três Lagoas and Aracruz units. Since these units already generate its own energy, the contract has the purpose of maximizing the competitiveness of the energy matrix. The total amount contracted may change based on the needs and consumption of energy by those plants.

We maintain investments in CDB and securities purchased under agreement to resell (“reverse repos”) issued by Banco Votorantim S.A., with average remuneration of 103.5% of the CDI and daily liquidity as from September 2013 and final maturity in April 2015. Our cash management policy is intended to provide efficiency in investment returns and to maximize liquidity, based on market practices. We have also entered into derivative financial instruments contracts with Banco Votorantim. The Shareholders Agreement limits the intercompany investments to R$200 million for securities and R$100 million of notional value for derivative instruments.

In January, 2012, we entered into a contract to purchase sulfuric acid from Votorantim Metais, for R$18.5 million, in exchange for the supply of 36,000 metric tons of acid for two years, up to December 31, 2013.

We have an agreement with Votorantim Cimentos for the supply of road construction supplies, such as rock and calcareous rock, in the approximate amount of R$11.7 million through December 12, 2014. This agreement may be terminated at any time with prior notice of 30 days, without any contractual penalties.

On December, 2012, we entered into a contract with Votorantim Cimentos to sale of lands, in the amount of R$31.3 million, which was settled in November, 2013.

We have land lease agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling R$76.5 million.

We have land lease agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA and Votorantim Cimentos, which mature in 2023, totaling R$4.1 million.

In the years ended December 31, 2013, 2012 and 2011, no provision for impairment was recognized on assets involving related parties.

The total annual amount authorized by the Annual General Meeting on April 27, 2012 for the remuneration of Board of Executive Officers, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for 2012 was R$ 43.4 million. The remuneration expenses in 2013 include: (i) short-term benefits to officers and directors (R$ 23.9 million); (ii) rescission of contract benefits (R$1.6 million); (iii) long-term benefits to officers and directors (R$ 6.4 million); and (iv) benefit program - Phantom Stock Options (5.4 million).

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for

Employees (FGTS) and the variable compensation program. The longterm benefits refer to the variable compensation program. In the third quarter of 2010, the Company approved a benefit program based on the rights based on the increase in the value of its shares (refer to note 28 to our 2013 consolidated financial statements).

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees’ members of R$1.3 million for the year ended December 31, 2013.

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

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See “Item 3. Key Information — A. Selected Financial Data” and “Item 18. Financial Statements.”

Contingencies

We are subject to numerous contingencies with respect to tax, labor and other claims. See Note 24 to our 2013 consolidated financial statements and discussions on our critical accounting policies.

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

	2013			2012
In thousands of Reais	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	86,921	102,906	15,985	123,791	162,222	38,431
Labor	55,250	152,442	97,192	47,703	108,014	60,311
Civil	9,503	25,164	15,661	6,520	12,591	6,071
Total	151,674	280,512	128,838	178,014	282,827	104,813

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

Tax Assessment Notice — Normus

In December 2007, Fibria’s subsidiary, Normus Empreendimentos e Participações Ltda. or Normus received an income tax assessment on earnings of its Hungarian subsidiary from the Brazilian Federal Revenue Service charging Income Tax and Social Contribution, during the period from 2002 to 2006. Subsequent assessments were also received in respect of 2007 and 2008. In November 2013, the Brazilian Government launched a tax Amnesty and Refinancing Program (REFIS — “Profits Abroad”, pursuant to LawNo. 12.865/13). This program allowed Brazilian companies to pay overdue federal taxes in up to 180 installments with reduced penalties and accumulated interest for late payment.

In late November 2013, we decided to join the REFIS — “Profits Abroad” by including those three tax assessments in the program. The total amount to be paid to be paid in a single installment, with 100% reduction in fines,  penalties,  interest and legal charges, was R$560,453 thousand, the impact of which was recorded in our 2013 fourth quarter results. Of this amount, we used R$168,136 thousand from tax-loss carryforwards, equivalent to 30% of the principal, resulting in an effective cash disbursement of R$392,317 thousand.

As a condition for joining REFIS — “Profits Abroad”, we were required to discontinue proceedings in defense of our position.

Tax Incentive — Agency for the Development of the Northeastern Brazil (ADENE)

We have business units located within the regional development area of ADENE. As that region is deemed a priority for the Brazilian development, in December 2002, we requested and were granted by the Brazilian Federal Revenue Service the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012).

On January 9, 2004, the benefit was cancelled, by the Ministry of Integration and we continued using the benefits, because it was challenging the Ministry of Integration Decision.

Nevertheless, the Brazilian Federal Revenue Service served us an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used in 2003 and 2004, plus interest, but without imposing any fine, amounting to R$316 million. The Tax Federal Administrative Court cancelled the part of the assessment related with 2003 benefits and the part related with 2004 was upheld. Because this ruling, the amount of the assessment was reduced to R$101 million updated to December 31, 2013. We will challenge the Tax Federal Administrative Court ruling in a Judicial Court.

Our management, supported by our legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or in respect of future periods.

As regards to the benefits utilized, based on the position of its external legal counsel, our management believe that the tax payment demanded is unjustified, since we used the benefits strictly in accordance with the legal parameters and in conformity with the Brazilian Federal Revenue Service (Receita Federal do Brasil) determinations and ADENE’s qualifying reports.

Considering the facts that occurred in 2004, we decided to cease the use of tax benefits as from 2005, until a final court decision is obtained on the matter.

Based on the position of outside legal counsel, management understands that the likelihood of an unfavorable outcome for the tax benefits used until 2004 and those still pending use as from 2005 is considered as possible and therefore no provision has been recorded.

IRPJ/CSLL - partial approval

We have three requests for the approval of income tax credits with the Brazilian Federal Revenue Service, referring to 1997, 1999 and the fourth quarter of 2000, totaling R$134 million, of which only R$83 million was approved, creating a contingency of R$145 million updated through December 31, 2013. We timely appealed the rejection of the tax credits.

With respect to the year 1997, the claim is pending a decision from the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais). With respect to the fourth quarter of 2000, we are awaiting a decision from Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais), and with respect to 1999 it awaits a decision on an appeal to the High Court of Justice.

Based on the position of legal counsel, management understands that the likelihood of an unfavorable outcome for these trials is possible and therefore no provision has been recorded.

IRPJ/CSLL - Newark

Fibria received, in December 2007 and December 2010, two tax assessments in the amount, together, of R$221 million where Brazilian Federal Revenue Service charged Income Tax and Social Contribution of Newark Financial Inc., an offshore company controlled by VCP Exportadora e Participações Ltda. (succeeded by Fibria) with respect to the fiscal year 2005. Based on advice of counsel, we have determined that the probability of loss for the first tax assessment (December 2007 - R$120 million) is remote and the probability of loss for the second tax assessment (December 2010 - R$101 million) is possible and, accordingly, no provision has been recorded with respect thereto.

Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

In December 2012, we received a tax assessment notice from the Brazilian Federal Revenue Service (Receita Federal do Brasil) with respect to the collection of income tax and social contribution on profits in the amount of R$1,666 million, of which R$556 million corresponds to the alleged tax due and R$1,110 million corresponds to fines and interest. The amount updated through December 31, 2013 was R$1,798 million. The Tax Authorities inquire a probable gain of capital in operation made on February 2007, in which we executed an agreement with International Paper for the swap of industrial and forestry assets between both companies. On January 9, 2013 we filed an appeal on the Brazilian Federal Revenue Service Delegacy.

In November 13, 2013, we became aware of the decision accepting the Company’s appeal against the tax assessment notice issued by the Brazilian Federal Revenue Service regarding the swap of industrial and forestry assets between us and International Paper.

This is a first administrative instance decision and The public prosecutor will be notified to make a mandatory appeal. Based on the position of our internal and external legal advisors, the probability of loss is possible and no provision has been recorded with respect thereto.

IRPJ/CSLL — Fibria Trading International

In October,  2013, we received a tax assessment charging Income Tax and Social Contribution for 2010. The amount of the assessment was R$275 million up to December, 2013. On November 28, 2013 we filed an appeal with the Brazilian Federal Revenue Service. Based on the position of our internal and external legal advisors, the probability of loss is possible and no provision has been recorded with respect thereto.

Other Tax liabilities

Fibria has more than 570 proceedings for individual amounts of less than R$100 million. The aggregate amount involved in all of these proceedings is R$1.9 billion.

Labor Proceedings

We are a party to approximately 5.835 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and we have recorded a provision for labor proceedings of R$152.4  million as of December 31, 2013.

Civil Proceedings

We are a party to approximately 1,075 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect our equity. We have insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

We have recorded a provision for civil proceedings of R$25.2 million as of December 31, 2013 corresponding only to the probable losses.

Class Action

In November 2008, a securities class action was filed against us and certain of our current and former officers and directors on behalf of purchasers of our ADRs between April 7 and October 2, 2008. The complaint asserts alleged violations of the US Securities Exchange Act, alleging that we failed to disclose information in connection with, and losses arising from, certain derivative transactions.

During our Board of Directors meeting in December 2012, we ratified, the agreement under judicial mediation, where we and the other co-defendants agreed to pay the full amount of U.S.$37.5 million (equivalent to R$76.6 million) to all holders of ADRs (American Depositary Receipt), from April 7 to October 2, 2008. We have active insurance policy D&O (Directors and Officers), to cover a significant amount of this disbursement, with no material effect for us. See Note 24 to our Financial Statements.

Relevant comments regarding tax proceedings

We entered on January 1995, with a judicial tax proceeding, seeking the reimbursement of the Tax Incentive denominated “Crédito-Prêmio de IPI”. After final decision favorable for us, which determined the reimbursement of that credit, we recognized the amount of R$170.6 million (being R$ 77.5 million in 2013 and R$ 93.2 million in 2012), under the “Other assets”, in the “Non-current assets” against “Other operational revenue”, net of the lawyer fees. We submitted a formal request for the issuance of precatory related to the judicial process.

Remaining judicial deposits (consolidated)

We have at December 31, 2013 the amount of R$106 million (R$158 million in December 31, 2012) deposited judicially in cases classified by external legal advisors as of remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, Income taxes and to contributions to the INSS, among others of smaller amount. Additionally, it includes the amount of R$53 million of the credit balance of REFIS — “Profits Abroad”, as detailed in Note 25 to our 2013 consolidated financial statements.

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

In November 2013, we noted the filing of a civil action by the Federal Public Prosecutor’s Office in São Mateus (Espírito Santo State) for titles domain of land acquired by us in the northern of such state. Once we are notified, we will challenge the prosecution on the basis that the acquisition of the lands was made pursuant to the applicable laws and the usual practices at the time.

Commitments

The significant contractual obligations and commitments that affect our liquidity are short-term debt, long term debt, take-or-pay contracts, leases and capital expenditures.

Fibria entered into Take or Pay long-term agreements with suppliers of power, transport, diesel fuel and chemical products for the average period of 9.8 years. These agreements contain termination and suspension clauses of supply due to non-compliance with material obligations. The contractual obligations assumed on December 31, 2013 represented R$228  million p.a. (R$259 million as of December 31, 2012).

See Note 26 to our 2013 consolidated financial statements.

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

Brazilian law allows the payment of dividends only in Reais limited to the inappropriated retained earnings in our financial statements prepared in accordance with IFRS. At December 31, 2013, in our financial statements prepared in accordance with IFRS, we had inappropriated retained earnings —Reserve for Investments of R$2,805 million. Inappropriated retained earnings as reported in accordance with IFRS may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these inappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with IFRS, unless the negative balance is eliminated by the reversal of other reserves.

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

For the years ended December 31, 2013, 2012 and 2011, our Board of Directors recommended that no dividend or interest attributable to capital be paid with respect to the reported results of 2013, 2012 and 2011 because of loss recorded in these periods.

B.                                    Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2013, other than the events already described in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.                                    Offer and Listing Details

The ADSs are listed on the New York Stock Exchange under the trading symbol “FBR.” Our common shares trade on the São Paulo Stock Exchange under the symbol “FIBR3” (prior to November 18, 2009 we traded under the symbol “VPCA4”). At December 31, 2013, we had approximately 12,957 shareholders of record at the BM&FBOVESPA.

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

		Reais per Share (Preferred share until August 12, 2009, and Common Shares thereafter)		U.S. Dollars per ADS
		High	Low	High	Low

2009	Annual	39.77	8.51	23.11	3.92

2010	Annual	40.80	24.47	24.13	13.73

2011	Annual	27.95	12.57	16.78	6.68

2012	First Quarter	16.51	14.24	9.69	7.73
	Second Quarter	16.00	12.37	8.64	6.01
	Third Quarter	19.08	14.32	9.51	7.01
	Fourth Quarter	23.60	14.32	11.50	8.81
	Annual	23.60	12.37	11.50	6.01

2013	First Quarter	26.33	21.48	13.05	10.90
	Second Quarter	25.25	20.98	12.77	10.37
	Third Quarter	29.22	24.10	12.76	10.39
	Fourth Quarter	29.45	26.11	13.15	11.37
	Annual	29.45	20.98	13.15	10.37

Share Price for the most recent six months:

	September	28.63	25.47	12.76	11.42
	October	29.05	26.11	13.15	11.75
	November	29.45	27.47	13.03	12.07
	December	28.20	26.34	12.14	11.37
	January	27.65	24.95	11.65	10.55
	February (through February 24, 2014)	26.90	25.59	11.21	10.68

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

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2013, the aggregate market capitalization of the 66 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately U.S.$807 billion, and the ten largest companies listed on the São Paulo Stock Exchange Index represented approximately 65% of the market capitalization in the year. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. On December 31, 2013, we accounted for approximately 0.81% of the market capitalization of the companies listed on the Ibovespa Index.

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

As a result we have agreed, among other things, to: (i) maintain a share capital structure composed exclusively of common shares; (ii) ensure that shares representing 25% of our total outstanding share capital are held by investors other than our directors, executive officers and any controlling shareholders; (iii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iv) comply with minimum quarterly disclosure standards; (v) follow stricter disclosure policies with respect to transactions involving our securities made by any controlling shareholders and our directors and executive officers; (vi) make a schedule of corporate events available to our shareholders; (vii) offer tag-along rights to minority shareholders (meaning that, upon the acquisition of a controlling interest, the purchaser must also agree to purchase the shares of minority shareholders for the same price paid for the shares in the controlling stake); (viii) in the event of a delisting of shares, conduct a public tender offer for our common shares at a price at least equal to the economic value determined pursuant to an appraisal; (ix) present an annual balance sheet prepared in accordance with, or reconciled to, U.S. GAAP or International Financial Reporting Standards; (x) establish a two-year term for all members of the board of directors; (xi) require that at least 20% of our board of directors consist of independent directors; and (xii) submit to arbitration by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) all controversies and disputes involving us, members of our Board of Directors, Board of Executive Officers, Fiscal Council or shareholders relating to the application, validity, efficacy, interpretation, violation or effect of the Novo Mercado listing agreement and regulations, our bylaws, the Brazilian Corporation Law or the rules of the CMN, the Central Bank, the CVM or the Market Arbitration Chamber or other rules within the jurisdiction of the Market Arbitration Chamber.

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

•                  indebtedness incurred by us and our controlled companies;

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

•                  our participation in groups of companies, reduction in the level of listing with BM&FBOVESPA or deregistration;

•                  any amendment to the Bylaws before the Adherence to the Novo Mercado;

•                  amendment to the articles of our Bylaws regarding the business purpose, Fiscal Council, diluted control and maintenance of the share base dilution;

•                  conversion, consolidation, split or merger, including of shares;

•                  capital increase, issuance of any security convertible into or exchangeable for shares;

•                  any transaction between us and/or its controlled companies, on the one part, and any related parties, on the other part, in an amount exceeding R$20 million per year;

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

•                  our acquisition of material interest, as defined by applicable law, not provided for in the business or budget plan approved by our Board of Directors;

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

Taxation of foreign exchange transactions (IOF/Exchange Rate)

Pursuant to Decree Law 6.306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by the Non-Brazilian Holder in the common shares and ADSs may be subject to the Tax on Foreign Exchange Transaction (“IOF/Exchange”). Currently, for most exchange transactions related to this type of investment, the rate of IOF/Exchange is zero, however the Minister of Finance has the legal power to increase at any time the rate to a maximum of 25%, but only on a prospective basis.

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

Tax on ADS issuance transactions (IOF/ Issuance)

Pursuant to Decree Law 6.306/07, since December 24th of 2013 the Tax on Financial Transactions levied over the issuance of ADSs that are backed by shares traded on the Brazilian stock exchange, was reduced to a zero tax rate. However, the Minister of Finance has the legal power to increase this tax rate at any time.

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

U.S. federal income tax considerations

The following discussion summarizes the principal U.S. federal income tax considerations relating to the purchase, ownership and disposition of common shares or ADSs by a U.S. holder (as defined below) holding such common shares or ADSs as capital assets (generally, property held for investment). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not describe any implications under state, local or non-U.S. tax law, or any aspect of U.S. federal tax law other than income taxation. This summary does not consider the recently enacted 3.8% Medicare tax on certain investment income.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. Dollar amount of dividends received by an individual with respect to the ADSs will generally be subject to U.S. federal income taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited consolidated financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year. In addition, based on our audited consolidated financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2014 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

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

U.S. Backup Withholding and Information Reporting

A U.S. holder of common shares or ADSs may, under certain circumstances, be subjected to information reporting and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends paid by us or the proceeds of a sale or other taxable disposition of common shares or ADSs, unless such U.S. holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is a U.S. person and that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under these rules will be creditable against a U.S. holder’s U.S. federal income tax liability or may be refunded, provided the requisite information is timely furnished to the IRS.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates. Also see Note 4.2.1.(a) of our 2013 consolidated financial statements.

General

We have established a strict framework of internal policies with respect to our currency exposure, commodity prices, interest rate, counterparty risk, cash investments and indebtedness and liquidity. These policies are continuously revised by our Finance Committee in response to different macroeconomic scenarios. The compliance with these policies is monitored by an independent GRC (Governance, Risk and Compliance) department, which reports directly to our CEO and to the Statutory Audit Committee.

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

We use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and also take into account the natural hedge, matching our revenue and debt. Other financial instruments have also been used extensively as part of a defined financial strategy designed to optimize opportunities in the Brazilian foreign exchange and interest rate markets. Like many other Brazilian exporters, we have had access to U.S. Dollar-denominated sources of long-term financing. Opportunities may arise between the lower interest rates payable on the U.S. Dollar-denominated export credits compared to the Brazilian interest rate.

In Brazil, we have limited sources of long-term financing denominated in Reais. We believe we have access to a sufficient number of foreign-currency financing sources to meet our needs without resorting to more expensive Real-denominated financing. U.S. Dollar denominated debt also works as a natural hedge for our U.S. Dollar denominated revenue generated from our pulp exports.

Our foreign currency debt reflects a strategy to continue borrowing funds in U.S. Dollars. We have succeeded in lengthening the average maturity of our debt over time. The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 30.4% at December 31, 2013 and 10.6% in December 31, 2012.

Foreign currency risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. Dollar. The vast majority of our debt is denominated in U.S. Dollars. Our revenues are either denominated in U.S. Dollars or linked to U.S. Dollars (domestic pulp sales are denominated in Reais but linked to U.S. Dollar prices), thus our U.S. Dollar denominated debt works to a certain extent as a natural hedging for this exposure. In our income statement, revenues are translated into Reais at the prevailing exchange rate at the time of the sale. On the other hand, our debt is translated into Reais taking into account the closing foreign currency rate. The difference between those rates may generate a mismatch from the conversion of our revenues and debt into Reais. In order to minimize the effect of the currency mismatch on our financial covenants measurement, we were able to amend those contracts under which those covenants are established to perform these measurements in U.S. Dollar terms.

The following table presents the carrying amount of our assets and liabilities denominated in U.S. Dollars:

	2013	2012
	(in millions of Reais)

Assets in foreign currency
Cash and cash equivalents	1,247	891
Marketable securities	98	433
Trade accounts receivable	376	714

	1,721	2,038

Liabilities in foreign currency
Loans and financing	7,281	8,543
Trade payables	99	105
Derivative instruments	464	273

	7,844	8,921

Liability exposure	(6,123)	(6,883)

Sensitivity Analysis

Our significant risk factor, considering the period of three months for the evaluation is our US Dollar exposure. We adopted as the probable scenario the fair value considering the market yield as at December 31, 2013.

Considering this projected scenario compared with the average exchange rate of R$2.1579 observed during the year ended December 31, 2013, net revenue would have increased by 8%, representing an approximate amount of R$555 million over a 12 month period considering the volume and sale prices of the year 2013.

To calculate the probable scenario the closing exchange rate at the date of these consolidated financial statement was used (R$ x USD = 2.3426). As the amounts are already recognized in the consolidated financial statement, there are no additional effects in the income statement in this scenario. The probable scenario was stressed considering an additional 25% and 50% with respect to the probable. Management believes that a reasonably possible scenario includes an appreciation of the Real against the U.S. Dollar from R$2.3426 as of December 31, 2013 to R$3.5139.

Therefore, the following table presents the change in the fair value of derivatives, loans and marketable securities, in the above mentioned adverse exchange rate scenarios:,

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value
(in millions of Reais)	Appreciation of the exchange rate to R$2.3426	Depreciation of the exchange rate to R$2.9283	Depreciation of the exchange rate to R$3.5139
Derivative instruments	—	(869,974)	(1,988,700)
Loans and financing	—	(1,731,012)	(3,462,024)
Marketable securities	—	336,389	672,779

Total impact	—	(2,264,597)	(4,777,945)

Cash flow and interest rate risk

Our net income and operating cash flows are substantially independent of changes in market interest rates because we have no significant interest-bearing assets. Our cash and cash equivalents are mostly denominated in Reais and are based on the CDI rate. On December 31, 2013, the CDI rate was 9.77% p.a. and on December 31, 2012 it was 6.9% p.a.

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

As of December 31, 2013, we had loans and financings subject to floating interest rates, which totaled 60.3% of our total indebtedness and bore interest based on LIBOR, TJLP, CDI and a foreign currency basket of our credit facilities with BNDES. Loans and financings subject to fixed rates totaled 39.7% and are primarily linked to our Notes (Fibria 2019, 2020 and 2021).

The table below provides information about our significant interest rate-sensitive instruments and classify our exposures by currency and type of interest rate (floating or fixed).

	2014	2015	2016	After 2016	Total
	(in millions of Reais)
Assets:
Cash and cash equivalents
Floating-rate denominated in Reais	24	—	—	—	24
Fixed-rate denominated in U.S. Dollars	1,247	—	—	—	1,247
Marketable securities
Floating-rate denominated in Reais	970	—	—	48	1,018
Fixed-rate denominated in U.S. Dollars	98				98
Total exposed assets	2,340	—	—	48	2,388

Liabilities:
Floating-rate debt denominated in Reais	393	434	284	1,318	2,429
Floating-rate debt denominated in U.S. Dollars	563	384	530	1,988	3,465
Fixed-rate debt denominated in Reais	17	17	15	15	63
Fixed-rate debt denominated in U.S. Dollars	1,999	—	—	1,816	3,816
Total exposed liabilities	2,972	834	830	5,137	9,773

Derivative Instruments

Most of our revenue is denominated in U.S. Dollars. We have U.S. Dollars/Brazilian Reais forward contracts (NDFs) and currency options (zero cost collars) to protect our short term cash flow from unfavorable exchange rate movements. We also have interest rate swaps and cross-currency swaps to hedge our indebtedness. Our interest rate swaps hedge the LIBOR and our cross-currency swaps hedge, swapping such debt to U.S. Dollar-denominated debt. See Notes 2.6 and 2.7 to our 2013 consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

At December 31, 2013, derivatives held by us are as follows:

(i)                                      Swaps in which we receive three month LIBOR and pays fixed interest rate, with notional amount of U.S. $540 million and last maturity date on May 2019. This swap was contracted to fix the cost of the underlying loan and reduce our cash flow risk. As of December 31, 2013, the sum of the fair values of these swaps resulted in a net liability of R$15 million.

(ii)                                   Cross-currency swaps in which we receive CDI (a Brazilian interbank rate in Reais) and pays U.S. Dollar fixed rate. The purpose of the swaps is to hedge a Real denominated debt, converting it to a U.S. Dollar-denominated debt. The notional amount is U.S.$ 423 million and, the longest maturity is August 2020. As of December 31, 2013, the sum of the fair values of these swaps resulted in a net liability of R$150 million.

(iii)                                Cross-currency swaps in which we receive TJLP (Brazilian Long Term Interest Rate) in Brazilian Real and pays U.S. Dollar fixed rate. The total notional amount is U.S.$276 million, and the longest maturity is June 2017. As of December 31, 2013, the sum of the fair values of those swaps resulted in a net liability of R$225 million.

(iv)                               Cross-currency swaps in which we receive Brazilian Real fixed rate and pays U.S. Dollar fixed rate. The notional amount is U.S.$273 million, with longest maturity of December 2017. As of December 31, 2013, the sum of the fair values of those swaps resulted in a net liability of R$92 million.

(v)                                  An option based strategy known as Zero Cost Collar, which provides a floor and a cap to the foreign currency rate between U.S. Dollar and Brazilian Real. The instrument is used to protect our U.S. Dollar revenue below a given threshold in Brazilian Real terms. As of December 31, 2013, the notional amount was U.S.$ 1,122 million, and the sum of the fair values resulted in a net liability of R$12 million.

(vi)                               An embedded derivative, in which we receive a fixed U.S. Dollar rate and pays a floating U.S. Dollar rate (U.S. Consumer Price Index). The embedded derivative arises from the Forestry Partnership and Standing Timber Supply Agreements with Parkia. Since the signing of the Agreements was in December 30, 2013, the fair value of the embedded derivative in December 31, 2013 was close to zero and, therefore, was not recorded. See “Item 4. Information on Fibria — A. History and Development of Fibria — Disposition of forestry assets and land”. Also see Note 11.(e) of our 2013 consolidated financial statements.

The following procedures were adopted for the derivatives contract valuations as of December 31, 2013:

(i)                                      Swaps: were evaluated by the future cash flow, considering the contractual or projected rates, up to maturity dates, discounted to present value using market rates, in each currency, from BM&FBOVESPA and Bloomberg;

(ii)                                   Currency Options: were calculated using the Garman-Kohlhagen option pricing formula, a Black and Scholes formula variation. The volatility is obtained from BM&FBOVESPA option market rates.

(iii)                                U.S. CPI Swap (Embedded derivative) — the liability leg future cashflows were projected by the U.S. CPI swap curve (conctructed with the Treasury Inflation-Protected Securities (TIPS) — published by Bloomberg). The asset leg cashflows were evaluated by the fixed rate established in the beginning of the embedded derivative. The fair value of the embedded derivative is the present value of the difference between the two legs.

Our derivatives counterparties are all financial institutions, most of them, with rating equal or better than A / A2 (from Fitch, S&P or Moody’s) or brAA- / AA3.br.

The following table provides the notional and the fair value of our financial derivatives as of December 31, 2013:

	Notional amount	Fair value as of December 31, 2013
	(in millions of U.S.	(in millions of Reais)
	Dollars)
NDF (U.S.$)	—
Swap CDI x USD	423	15
Swap LIBOR 3M x Fixed	540	(150)
Swap TJLP x USD	276	(225)
Swap BRL x USD	273	(92)
Zero Cost Collar	1,122	(12)
		(464)

For further information concerning risks associated with the foregoing, see Note 4 of our 2013 consolidated financial statements filed herewith.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Citibank, N.A., as depositary, has agreed to reimburse us for expenses it incurs that are related to the establishment and maintenance of our ADS program. The depositary has agreed to reimburse us for our continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse us annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2013 the depositary reimbursed us in the amount of U.S.$1,075 thousand (net of tax).

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

Management assessed the effectiveness of Fibria’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of December 31, 2013, Fibria’s internal control over financial reporting is effective based on those criteria.

Changes in internal controls. There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm. The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their attestation report which appears herein.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Samuel de Paula Matos, a member of our Board of Directors and of our Statutory Audit Committee, is an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations.

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has adopted a code of conduct (“Code of Conduct”) that applies to all Fibria’s Board members, suppliers and employees, including the members of our financial department, our chief executive officer, our chief financial officer and our chief accounting officer. No waivers, either explicit or implicit, of provisions of the Code of Conduct were granted to our chief executive officer, chief financial officer or chief accounting officer in 2013. A copy of our Code of Conduct has been filed as Exhibit 11.1 to this annual report.

Our Code of Conduct addresses, among others, the following topics:

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

•                  compliance with applicable governmental laws, rules and regulations; and

•                  the prompt internal reporting of breaches related to Fibria´s Code to the Ombudsman.

In 2013 we implemented a specific policy for the prevention of corruption, approved by our Board of Directors.  The rules for the conduct of our employees, including those outsourced, management and shareholders in the case of donations, gifts and presents, and entertainment, for example, have been clarified in this policy, with a view to maintaining the conduct of our business always within the highest levels of integrity and transparency. The policy emphasizes also our intolerance for irregular conduct, the application of disciplinary measures for proven improper acts and also highlights the liability of all in reporting any suspect activity to the Ombudsman. In addition, we held live training sessions for senior management regarding these matters, and beginning in 2014, training will be given to our other executives.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2013 and 2012.

Year Ended December 31	2013	2012
	(In thousands of Reais)

Audit Fees	3,908	4,321
Tax Fees	90	65
Audit-Related Fees	91	149
Total	4,089	4,535

Audit Fees

Audit fees in 2013 and 2012 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the integrated audit of our annual financial statements, reviews of quarterly financial statements, statutory audits of our subsidiaries, the bond offers and of our internal control over financial reporting, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Tax Fees

Tax fees in 2013 and 2012 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with tax services related to the audit procedures. Includes fees charged in connection with the review of the income tax returns of Fibria Celulose S.A.

Audit-Related Fees

Audit-related fees in 2013 and 2012 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes and refer to services provided in connection with the assessment and review of controls related to labour contingencies and IT systems and issuance of assurance special purpose reports.

Pre-Approval Policies and Procedures

Our Statutory Audit Committee pre-approves all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Under the Sarbanes Oxley Act of 2002, audit and risk committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2013 and 2012 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our Board of Directors nor our management is required to test the independence of directors before their election to the Board. However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. We do not have a majority of independent directors serving on its Board of Directors.

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

Statutory Audit Committee

Under NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the Securities and Exchange Commission, domestic listed companies are required to have an audit committee consisting entirely of independent directors that otherwise complies with Rule 10A-3. In addition, the audit committee must have a written charter that addresses the matters outlined in NYSE Rule 303.A.06(c), have an internal audit function and otherwise fulfill the requirements of the NYSE and Rule 10A-3. There is no requirement for an audit committee under Brazilian law and there are features of Brazilian law that require adaptation of the independent audit committee rule to local practice, as permitted by NYSE Rule 303A.06 and Rule 10A-3. As a foreign private issuer, Fibria is in compliance with Rule 303A.06 and Rule 10A-3. Our audit committee, which is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on December 18, 2009 and became a statutory corporate body by resolution of the Extraordinary General Meeting held on April 26, 2013. It complies with all of such requirements and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. Our audit committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors. Our audit committee also evaluates the effectiveness of our internal financial and legal compliance controls.

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

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. However, we have amended our code of conduct to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules. We believe our code, as amended, substantially addresses the matters required to be addressed by the NYSE rules. A copy of our Code of Conduct has been filed as Exhibit 11.1 to this annual report. For a further discussion of our Code of Conduct, see “Item 16B. — Code of Conduct.”

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Brazilian law does not require that companies maintain an internal audit function. However, as a best practice, we maintain an internal audit function. Our internal audit function is under the supervision of the Statutory Audit Committee.

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

2.(b)(2)*******	Indenture dated as of March 3, 2011 among Fibria Overseas Finance Ltd., Fibria Celulose S.A. and Deutsche Bank Trust Company Americas, in respect of the 6.750% Senior Notes due 2021

2.(b)(3)*******	Indenture dated as of May 4, 2010 among Fibria Overseas Finance Ltd., Fibria Celulose S.A. and Deutsche Bank Trust Company Americas, in respect of the 7.500% Senior Notes due 2020.

2.(b)(4)	The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under

Exhibit Number	Description
that instrument does not exceed 10% of the Company’s consolidated assets.

3.1.+++++	Investment Agreement, dated January 19, 2009, among us, VID, BNDESPar and VPar

3.2##	Form of Shareholders’ Agreement, dated October 29, 2009, among us, VID, BNDESPar and VPar

4.1+	Exchange Agreement dated September 19, 2006 by and between Votorantim Celulose e Papel S.A. and International Paper Investments (Holland) B.V.

4.2+++	Financing Agreement dated July, 2008 through credit facility of R$540 million by and between the National Bank of Economic and Social Development — BNDES, VCP

4.3********	Quota Purchase and Sale Agreement dated as of September 22, 2011 between the Company and Oji Paper Co. Ltd., together with ancillary agreements.

4.4‡

Share Purchase Agreement and Other Covenants dated as of November 15, 2013 between the Company and Parkia Participações S.A. and First Amendment to the Share Purchase Agreement and Other Covenants dated as of December 30, 2013.

6	See Note 35 to our 2013 consolidated financial statements for information explaining how earnings per share were calculated.

8	See Note 2 and 17 to our 2013 consolidated financial statements for information regarding our subsidiaries.

11.1±	English translation of Code of Conduct.

12.1‡	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer

12.2‡	Rule 13a-14(a)/15(d)-14(a) Certificate of the Chief Financial Officer

13.1‡	Section 1350 Certification of Chief Executive Officer

13.2‡	Section 1350 Certification of the Chief Financial Officer

23.01‡	Consent of Independent Registered Public Accounting Firm

**	Incorporated herein by reference to our registration statement on Form F-6 filed on June 24, 2009 (File No. 160187).

***	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2004 (File No. 001-15018).

****	Incorporated herein by reference to our annual report on Form 20-F filed on June 29, 2006 (File No. 001-15018).

*****	Incorporated herein by reference to our submission on Form 6-K filed on October 23, 2009 (File No. 001-15018).

********	Incorporated herein by reference to our annual report on Form 20-F filed on February 29, 2012 (File No. 001-15018)

+	Incorporated herein by reference to our annual report on Form 20-F filed on February 1, 2007 (File No. 001-15018).

++	Incorporated herein by reference to our annual report on Form 20-F filed on January 31, 2008 (File No. 001-15018).

Exhibit Number	Description

+++++	Incorporated herein by reference to our submission on Form 6-K filed on January 27, 2011 (File No. 001-15018).

##	Incorporated herein by reference to Exhibit 3.1.10 to Exhibit 3.1 to our submission on Form 6-K filed on January 27, 2011 (File No. 001-15018).

#	Incorporated herein by reference to our submission on Form 6-K filed on May 26, 2012 (File No. 001-15018).

±	Incorporated herein by reference to our annual report on Form 20-F filed on February 27, 2013 (File No. 001-15018).

‡	Filed herewith.

Fibria Celulose S.A.

Consolidated financial statements at

December 31, 2013
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

4 The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, is based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2013 the Company’s internal control over financial reporting is effective.

São Paulo, January 29, 2014

/s/ Marcelo Strufaldi Castelli	/s/ Guilherme Perboyre Cavalcanti
Marcelo Strufaldi Castelli	Guilherme Perboyre Cavalcanti
Chief Executive Officer	Chief Financial Officer and Investor Relations Officer

Report of independent registered public accounting firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

1                                        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2013, December 31, 2012 and January 1, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

São Paulo, January 29, 2014

/s/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Fibria Celulose S.A.

Consolidated balance sheet at

In thousands of Reais

Assets	December 31, 2013	December 31, 2012	January 1st, 2012
		(Restated)(*)	(Restated)(*)
Current
Cash and cash equivalents (Note 9)	1,271,752	943,856	381,915
Marketable securities (Note 10)	1,068,182	2,351,986	1,677,926
Derivative instruments (Note 11)	22,537	18,344	31,638
Trade accounts receivable, net (Note 12)	382,087	754,768	945,362
Accounts receivable - land and building sold (Note 1(e))	902,584
Inventory (Note 13)	1,265,730	1,183,142	1,178,707
Recoverable taxes (Note 14)	201,052	209,462	327,787
Assets held for sale (Note 36)	589,849	589,849	644,166
Other assets	103,228	194,526	108,062

	5,807,001	6,245,933	5,295,563

Non-current
Marketable securities (Note 10)	48,183
Derivative financial instruments (Note 11)	71,017	26,475	43,446
Related parties receivables (Note 16)	7,142	6,245	5,469
Recoverable taxes (Note 14)	743,883	657,830	677,232
Advances to suppliers (Note 22)	726,064	740,310	760,611
Judicial deposits (Note 24)	197,506	157,567	137,060
Deferred taxes (Note 15)	968,116	879,606	995,368
Other assets	252,135	172,612	95,060

Investments (Note 17)	46,922	40,674	7,506
Biological assets (Note 18)	3,423,434	3,325,604	3,264,210
Property, plant and equipment (Note 19)	9,824,504	11,174,561	11,841,247
Intangible assets (Note 20)	4,634,265	4,717,163	4,809,448

	20,943,171	21,898,647	22,636,657

Total assets	26,750,172	28,144,580	27,932,220

(*) Refer to Note 2.26 for the effects of the restatements.

Liabilities and shareholders’ equity	December 31, 2013	December 31, 2012	January 1st, 2012
		(Restated)(*)	(Restated)(*)
Current
Loans and financing (Note 23)	2,972,361	1,138,005	1,092,108
Trade payable	586,541	435,939	373,692
Payroll, profit sharing and related charges	129,386	128,782	134,024
Taxes payable	55,819	41,368	53,463
Derivative financial instruments (Note 11)	106,793	54,252	163,534
Liabilities related to the assets held for sale (Note 1(d)(i))	470,000	470,000
Dividends payable	2,374	2,076	1,520
Other payables	125,081	204,833	142,367

	4,448,355	2,475,255	1,960,708

Non-current
Loans and financing (Note 23)	6,800,736	9,629,950	10,232,309
Derivative financial instruments (Note 11)	451,087	263,646	125,437
Taxes payable	159	77,665	76,510
Deferred taxes (Note 15)	235,896	227,923	739,878
Provision for contingencies (Note 24)	128,838	104,813	101,594
Other payables	193,847	194,521	163,096

	7,810,563	10,498,518	11,438,824

Total liabilities	12,258,918	12,973,773	13,399,532

Shareholders’ equity (Note 27)
Share capital (Note 27(a))	9,729,006	9,729,006	8,379,397
Share capital reserve	2,688	2,688	2,688
Treasury shares	(10,346)	(10,346)	(10,346)
Statutory reserves (Note 27(c))	3,109,281	3,815,584	4,520,290
Other reserves	1,614,270	1,596,666	1,611,837

Equity attributable to shareholders of the Company	14,444,899	15,133,598	14,503,866
Equity attributable to non-controlling interests	46,355	37,209	28,822

Total shareholders’ equity	14,491,254	15,170,807	14,532,688

Total liabilities and shareholders’ equity	26,750,172	28,144,580	27,932,220

(*) Refer to Note 2.26 for the effects of the restatements.

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of profit or loss

Years ended December 31

In thousand of Reais, except for the income per shares

	2013	2012	2011

Continuing operations

Revenues (Note 31)	6,917,406	6,174,373	5,854,300
Cost of sales (Note 33)	(5,382,688)	(5,237,258)	(5,124,269)

Gross profit	1,534,718	937,115	730,031

Operating income (expenses)
Selling expenses (Note 33)	(347,538)	(298,052)	(294,928)
General and administrative (Note 33)	(300,131)	(286,002)	(310,425)
Equity in losses of associate		(592)	(414)
Other operating income (expenses), net (Note 33)	823,398	354,026	253,395

	175,729	(230,620)	(352,372)

Income before financial income and expenses	1,710,447	706,495	377,659

Financial income (Note 32)	110,723	167,646	217,000
Financial expenses (Note 32)	(1,016,526)	(944,405)	(873,005)
Result of derivative financial instruments (Note 32)	(215,313)	(184,465)	(276,877)
Foreign exchange loss (Note 32)	(932,907)	(735,001)	(935,789)

	(2,054,023)	(1,696,225)	(1,868,671)

Losses from continuing operations before income taxes	(343,576)	(989,730)	(1,491,012)

Income taxes
Current (Note 15)	(619,606)	(42,167)	67,835
Deferred (Note 15)	265,600	333,927	314,408

Net losses from continuing operations	(697,582)	(697,970)	(1,108,769)

Discontinued operations
Net income from discontinued operations (Note 36)			240,655

Net losses for the year	(697,582)	(697,970)	(868,114)

Attributable to
Shareholders of the Company - continuing operations	(706,422)	(704,706)	(1,113,277)
Shareholders of the Company - discontinuing operations			240,655
Non-controlling interest	8,840	6,736	4,508

Net losses for the year	(697,582)	(697,970)	(868,114)

Basic and diluted loss per share - continuing operations (in Reais) (Note 35)	(1.28)	(1.34)	(2.38)

Basic and diluted (loss) earnings per share - discontinued operations (in Reais) (Note 35)			0.51

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of comprehensive income

Years ended December 31

In thousand of Reais, except for the income per shares

	2013	2012	2011
		(Restated)(*)	(Restated)(*)

Net losses for the year	(697,582)	(697,970)	(868,114)

Other comprehensive income
Items that will not be reclassified to profit or loss, net of taxes
Actuarial gains/(losses) of post employment benefit obligations - Fibria (*)	14,919	(15,171)	(6,987)
Share of other comprehensive income - actuarial losses of post employment benefit obligation of Veracel	(781)

	14,138	(15,171)	(6,987)

Items that may be subsequently reclassified to profit or loss, net of taxes
Foreign exchange effect on available-for-sale financial assets, net of tax	3,466

Other comprehensive income (loss) for the year, net of taxes	17,604	(15,171)	(6,987)

Total comprehensive losses for the year, net of taxes	(679,978)	(713,141)	(875,101)

Attributable to
Shareholders of the Company - continuing operations	(688,818)	(719,877)	(1,120,264)
Shareholders of the Company - discontinued operations			240,655
Non-controlling interest	8,840	6,736	4,508

	(679,978)	(713,141)	(875,101)

(*)    The actuarial losses of post employment benefit obligations in 2012 and 2011, in the amount of R$ 15,171 and R$ 6,987, respectively, refer to the adjustment made in those years due to the retrospective impact of the adoption of IAS 19 (R), as Note 2.26.

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

In thousands of Reais, unless otherwise indicated

	Capital				Other reserves			Retained
		Transaction			Other			earnings		Non-
		costs to the	Capital	Treasury	comprehensive	Statutory reserves		(accumulated		controlling
	Capital	capital increase	reserve	shares	Income	Legal	Investments	losses)	Total	interest	Total

As at January 1, 2011	8,379,397		2,688	(10,346)	1,627,903	303,800	5,077,971		15,381,413	23,433	15,404,846

Total loss
Net (loss)/ income								(872,622)	(872,622)	4,508	(868,114)
Other comprehensive loss for the year (impact of the adoption of IAS 19 (R))					(6,987)				(6,987)		(6,987)
					(6,987)			(872,622)	(879,609)	4,508	(875,101)
Transactions with shareholders
Capital increase										881	881
Realization of revaluation reserve, net of tax					(9,079)			9,079
Lapsed dividends								2,062	2,062		2,062
Investment reserve appropriation							(861,481)	861,481

As at January 1, 2012 - restated	8,379,397		2,688	(10,346)	1,611,837	303,800	4,216,490		14,503,866	28,222	14,532,688

Total loss
Net (loss)/ income								(704,706)	(704,706)	6,736	(697,970)
Other comprehensive loss for the year					(15,171)				(15,171)		(15,171)
					(15,171)			(704,706)	(719,877)	6,736	(713,141)
Transactions with shareholders
Capital increase (Note 27(a))	1,361,380								1,361,380	3,335	1,364,715
Transaction costs		(11,771)							(11,771)		(11,771)
Dividends declared - non-controlling interest (Portocel)										(1,684)	(1,684)
Investment reserve appropriation							(704,706)	704,706

As at December 31, 2012 - restated	9,740,777	(11,771)	2,688	(10,346)	1,596,666	303,800	3,511,784		15,133,598	37,209	15,170,807

Total loss
Net income (loss)								(706,422)	(706,422)	8,840	(697,582)
Other comprehensive income for the year					17,604				17,604		17,604
					17,604			(706,422)	(688,818)	8,840	(679,978)
Transactions with shareholders
Reversal of dividends							119		119		119
Capital increase of non-controlling interest — Portocel										2,405	2,405
Dividends declared - non-controlling interest (Portocel)										(2,099)	(2,099)
Investment reserve appropriation							(706,422)	706,422

As at December 31, 2013	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481		14,444,899	46,355	14,491,254

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows

Years ended December 31

In thousand of Reais

	2013	2012	2011

Loss from continuing operations before income taxes	(343,576)	(989,730)	(1,491,012)

Adjusted by
Income before taxes on discontinued operations (Note 36)			364,629
Depreciation, depletion and amortization	1,751,947	1,720,067	1,838,827
Depletion of wood from forestry partnership programs	111,214	128,241	45,368
Foreign exchange losses, net	932,907	735,001	935,922
Change in fair value of derivative financial instruments	215,313	184,465	276,877
Equity in losses of associate		592	414
Gain on sale of land and building - Asset Light project (Note 1(e))	(799,040)
Gain on sale of others investments	(3,201)
Gain on sale of investments (CONPACEL, KSR and Piracicaba) (Note 36(b)(iii))			(532,850)
Accretion of present value - payable for Aracruz acquisition			40,893
Loss (gain) on disposal of property, plant and equipment	220,936	(64,419)	(25,361)
Interest and gain and losses in marketable securities	(90,014)	(143,809)	(178,895)
Interest expense	575,877	681,840	660,084
Change in fair value of biological assets (Note 18 and Note 33)	(102,265)	(297,686)	(145,884)
Financial charges of Bonds partial repurchase transaction	350,295	150,917
Impairment of recoverable ICMS	91,192	90,248
Tax credits	(13,531)
IPI credit premium (Note 24 (d)(i))	(77,486)	(93,152)
Reversal of provision for contingencies and other	(116,042)
Provisions and other	50,526	109,955	124,632

Decrease (increase) in assets
Trade accounts receivable	446,371	246,798	160,940
Inventory	(62,662)	45,236	(148,446)
Recoverable taxes	(144,192)	(16,875)	(177,117)
Related parties			(161)
Other assets/advances to suppliers	(3,642)	(20,857)	63,506

Increase (decrease) in liabilities
Trade payable	106,817	57,762	5,916
Taxes payable	(18,464)	(38,475)	(26,321)
Payroll, profit sharing and related charges	603	(5,241)	22,386
Other payable	(35,402)	(32,182)	(78,829)

Cash provided by operating activities	3,044,481	2,448,696	1,735,518

Interest received	144,486	131,637	198,880
Interest paid	(602,112)	(651,288)	(582,047)
Income taxes paid	(423,325)	(14,712)	(4,151)

Net cash provided by operating activities	2,163,530	1,914,333	1,348,200

Cash flows from investing activities
Proceeds from sale of land and building - Asset Light project (Note 1(e))	500,000
Installments paid for acquisition of Aracruz			(1,481,569)
Installments paid for acquisition of Ensyn		(40,674)
Acquisition of property, plant and equipment and intangible assets and forest	(1,189,716)	(1,001,711)	(1,240,189)
Advance for wood acquisition from forestry partnership program	(96,968)	(76,556)	(176,479)
Marketable securities, net	1,204,356	(660,951)	(56,978)
Proceeds from sale of investments (CONPACEL, KSR and Piracicaba) (Note 36(a)(iii))			2,076,143
Proceeds from sale of property, plant and equipment	36,543	274,743	82,491
Advances received from the disposal of assets (Losango) (Note 35)		470,000
Derivative transactions settled (Note 11(c))	(24,065)	(126,368)	69,982
Others	3,699	714	(1,067)

Net cash provided by (used in) investing activities	433,849	(1,160,803)	(727,666)

Cash flows from financing activities
Borrowings	1,279,414	864,334	2,707,265
Repayments - principal amount	(3,320,157)	(2,410,719)	(3,109,589)
Net of capital increase (Note 27)		1,343,546
Dividends paid			(263,902)
Treasury stock acquisition
Premium on Bonds repurchase transaction	(236,536)	(62,158)
Other	1,288	6,747	17,093

Net cash used in financing activities	(2,275,991)	(258,250)	(649,133)

Effect of exchange rate changes on cash and cash equivalents	6,508	66,661	(20,949)

Net increase (decrease) in cash and cash equivalents	327,896	561,941	(49,548)

Cash and cash equivalents at beginning of year	943,856	381,915	431,463

Cash and cash equivalents at end of year	1,271,752	943,856	381,915

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2013

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these financial statements as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. We operate in a single operating segment, which is the producing and selling of short fiber pulp.

Our bleached pulp is produced from eucalyptus trees, resulting in a variety of high quality hardwood pulp with short fibers, which is generally used in the manufacturing of toilet paper, uncoated and coated paper for printing and writing, and coated cardboard for packaging. We use different energy sources including thermal and electric, including black liquor, biomass derived from wood debarking, bark and scraps.

Our business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods. The most common factors that affect global pulp prices are: (i) global demand for products derived from pulp, (ii) global production capacity and the strategies adopted by the main producers, (iii) availability of substitutes for these products and (iv) fluctuations on US dollar. All of these factors are beyond our control.

In 2012, we established a strategic alliance with Ensyn Corporation (“Ensyn”), through the acquisition of approximately 6% of its capital stock for an amount of US$ 20,000 (equivalent to R$ 40,674 at the date), with the purpose of leveraging our forestry expertise and our competitive position in Brazil and to develop alternatives with high added value to complement our global leadership position and excellence in the production of pulp. We believe that the combination of our expertise and Ensyn’s technology can generate a relevant business in the biofuels segment in the future.

(b)                                Operating facilities and forest base

The Company operates the following facilities as of December 31, 2013 to produce bleached eucalyptus kraft pulp with a total annual capacity of approximately 5.3 million tons:

Pulp production facility	Location (Brazil)	Annual production capacity - tons

Aracruz	Espírito Santo	2,340,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	560,000

		5,300,000

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(*)         Represents 50% of the annual production capacity of the jointly-controlled entity Veracel Celulose S.A.

Fibria produces hardwood pulp from planted eucalyptus trees which we refer to as forests and the average extraction cycle of the forest is between six and seven years and are located in six Brazilian States, consisting of approximately 962 thousand hectares as of December 31, 2013, including reforested and protected areas, as follows (in thousand hectares):

	Area of forest	Total area

State
São Paulo	78,117	144,952
Minas Gerais	13,009	27,349
Rio de Janeiro	1,638	3,368
Mato Grosso do Sul	224,911	341,904
Bahia	134,583	264,001
Espírito Santo	104,537	180,097

	556,795	961,671

The forest base of the Losango project in the State of Rio Grande do Sul is excluded from the table above as such assets qualify as assets held for sale and are being presented as such as detailed in item (d)(ii) and Note 36.

(c)                                Logistics

The pulp produced for export is delivered to customers by means of sea vessels on the basis of long-term contracts with the owners of these vessels.

The company operates in two ports, Santos and Barra do Riacho. The port of Santos is located on the coast of the State of São Paulo and seeps the pulp produced in the Jacareí and Três Lagoas plants. The port is operated under a concession from the Federal Government, through the Companhia Docas do Estado de São Paulo (“CODESP”). The concession period of one of the terminals at the port of Santos ends in 2017. However, we are looking for alternative means for shipping the pulp produced, in order to maintain our export capacity in the long term.

The port of Barra do Riacho is a port specializing in the transportation of pulp, located approximately three kilometers from the Aracruz unit, in the State of Espírito Santo, and seeps the pulp produced in the Aracruz and Veracel plants. This port is operated by Portocel - Terminal Especializado Barra do Riacho S. A. (“Portocel”) - a company controlled by Fibria (which has a 51% interest in its share capital). Portocel operates with the authorization of the federal government, through a contract signed on November 14, 1995.

In October 2010, four long-term contracts were signed with the South Korean Pan Ocean Co. Ltd. (former STX Pan Ocean), valid for a period of 25 years for the construction of 20 sea vessels. Five have been already delivered, of which, four are already dedicated to the transportation of pulp and the remaining one, is expected to begin its activities as from February 2014.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Due the Pan Ocean’s financial difficulties, the long-term contracts are in process of renegotiation between the parties involved (Fibria, banks and Pan Ocean).

Due to the renegotiation in progress, it is expected that the exports of pulp and the related logistics costs will not be impacted, since the Company has contracts of affreightment with other logistics companies, which will be able to meet the export demand, with guaranteed of service quality and cost efficiency.

(d)                                Current assets held for sale

During the years presented the Company approved and consummated the sale of certain Cash Generating Units (CGUs) and of certain assets, as presented in the following table:

CGU/Asset	Reference	Classification for accounting purposes	Date when classified for accounting purposes	Date when the sale was consummated

CONPACEL CGU	Note 36(b) and Note 1(d)(i)	Assets held for sale and discontinued operations	December 2010	January 2011

KSR CGU	Note 36(b) and Note 1(d)(i)	Assets held for sale and discontinued operations	December 2010	February 2011

Piracicaba CGU	Note 36(b) and Note 1(d)(i)	Assets held for sale	June 2011	September 2011

Losango project assets	Note 1(d)(ii) and Note 36(a)	Assets held for sale	June 2011	Not yet consummated

Forests and land located in the south of the Bahia State	Note 1(e) and Note 36(b)	Assets held for sale	March 2012	December 2012

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

The Company also concluded the sale of the net assets of the CGU Piracicaba on September 29, 2011, consisting of a plant to produce thermal papers, coated and carbonless, located at the city of Piracicaba, in the State of São Paulo, with an annual capacity of over 160 thousand tons, to

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Oji Paper CO., LTD. (“Oji”) for an aggregate sale consideration of US$ 313 million, equivalent to R$ 567,375 at that date. The sale was consummated through the transfer of the net assets of the unit to Piracicaba Indústria de Papéis Especiais e Participações Ltda. and the subsequent sale of the quotas of such entity to Oji.

The disposal of these CGUs is consistent with our strategy of concentrating activities in the pulp business and strengthening our focus in the pulp market.

We used the proceeds of those sales to reduce our indebtedness level. Information on the assets, liabilities, profit and loss and cash flows of the CGUs sold are presented in Note 35.

(ii)                               Losango project assets

On June 30, 2011, we decided to classify as “held for sale” the assets related to the Losango project assets.

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$ 615 million. On this date the first installment of the purchase price, amounting to R$ 470 million, was paid to us. The second installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. The final installment of R$ 5 million is payable to us upon the completion of the transfer of the existing land lease contracts for the assets, and the applicable government approvals. The sale and purchase agreement establishes a period of 48 months, renewable at the option of CPMC for an additional 48 months, to obtain the required government approvals. If this approval is ultimately not obtained, we will be required to return to CMPC the first installment it paid to us, plus interests, and the escrow deposits made by CMPC will revert. We have recorded the amount of the first installment received as a liability under “Advances received in relation to assets held for sale”.

Since the signing of the Purchase and Sale Agreement with CMPC, we have been working to obtain the approvals needed, as well as the fulfillment of all other conditions precedent, with an emphasis on obtaining the documentation to be presented to the applicable government agencies.

The completion of the sale depends on these government approvals, the assets continue to be classified as assets held for sale as at December 31, 2013, and will remain so until the sale is completed. Upon classification as assets held for sale, the carrying amounts of the assets held for sale were compared to their estimated fair values less cost of sale, and no impairment losses were identified.

The Losango assets did not generate any significant impact in the profit or losses in 2013 and 2012.

The carrying amounts of the assets related to items (i) and (ii) above, are disclosed in Note 36.

(iii)                           Forests and land located in the south of Bahia

On March 8, 2012, as part of our strategy to strengthen our capital structure, we entered into a binding agreement with Fundo Florestas do Brasil (the “Fund”), through its subsidiary Caravelas Florestal S.A., for the sale of certain forests and land located in the south of Bahia, consisting of 16,152 thousand

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

hectares of forests of eucalyptus for timber and pulp with an average annual production of 660 thousand cubic meters of wood.

On June 29, 2012, Fibria signed a purchase and sale agreement for these assets by the total amount of R$ 200 million, which was received on the same date. On December 7, 2012, the transaction was completed upon receipt of an acceptance notice signed by the buyer.

A gain on sale of R$ 19,551 (net of taxes) was recognized in the statement of profit and loss in 2012. Further details are presented in Note 36 (b).

(e)                                 Asset Light project

On November 15, 2013, the Company (through the Parent Company Fibria Celulose S.A. and its subsidiary Fibria-MS Celulose Sul Mato-Grossense Ltda.) entered into a Share Purchase Agreement and Other Covenants with the company Parkia Participações S.A. (“Parkia”), for the sale of certain land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for a total of approximately 210 thousand hectares.

On December 30, 2013, after obtaining the mandatory regulatory approvals as well as the completion of an audit by Parkia, the First Amendment to the Share Purchase Agreement and Other Covenants was concluded and signed, under which the total area subject to the transaction was adjusted to approximately 206 thousand hectares of lands, for the total amount of R$ 1,402,584, of which R$ 500,000 has been received by the Company upon signing the agreement. The remaining balance, in the amount of R$ 902,584, will be received after the fulfillment of certain obligations and legal registers, to be performed by the Company. See Note 38.

An additional value, limited to R$ 247,515, may be received by the Company in three separated payments, of up to one third of the value each payment, on the 7th, 14th and 21st anniversaries of the agreement. The collection of this value is contingent to the appreciation of the land in each of the anniversaries, measured according to predefined measurement assumptions established in the agreement and adjusted by the variation of the IGP-M index through the actual payment dates.

On December 30, 2013, the Company also signed with the Parkia’s subsidiaries (“Counterparty”) a Forestry Partnership Agreement and a Standing Timber Supply Agreement, both with a term up to 24 years (or four harvesting cycles of approximately 7 years), during which the Company will continue to operate its forests located in the sold areas. The agreement does not provide any renewal or extension provisions to its original term.

In exchange for the right to use the land by the Company for its forestry activities, the forestry partnership agreement grants to the Counterparty and land owner, the right to receive 40% of the volume of wood (in cubic meters — m3), produced by the Company on the land during each harvesting cycle, limited to a “cap” contractually established.

As established in the standing timber supply agreement, the Company will acquire the 40% wood volume that the Counterparty has the right to pursuant to the forestry partnership agreement at a m3 price established in each agreement. The m3 price is determined in USD and will be readjusted based on the consumer price index of the U.S. economy - US-CPI index. The payments will be due on a quarterly basis. At the end of each harvesting cycle, any difference between the total quarterly payments paid by the Company and the equivalent to 40% of the actual timber harvested during the harvesting cycle will be settled, only in the event that the quarterly payments made by the Company were higher than the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

equivalent to 40% of the actual timber harvested at the end of the harvesting cycle, in which case the Company will be reimbursed for the excess amount.

The Share Purchase Agreement has a clause that allows Parkia to withdraw up to 30% of the total land subject to the forestry partnership agreement and the standing timber supply agreement, pursuant to a pre-defined withdrawal schedule. Additionally, in relation to the areas not subject to the withdrawal,  Fibria has a first refusal right to acquire the land at market value in the event Parkia receives an offer to sell the land to a third party.

In case of the sale of any portion of lands for a third party, regarding the lands not included in the 30% mentioned above, the new land owner is committed with all rights and obligations of the agreements signed between Fibria and former land owner until the end of the period of the forestry agreement.

The Share Purchase Agreement does not provide the Company with a right to repurchase the land during or at the end of the term of the agreement.

Accounting treatment of the transaction

The share purchase agreement, the forestry partnership and standing timber supply agreements result in a quarterly payment obligation by the Company towards the Counterparty for the right to use of the land, with a settlement provision based on the pre-cutting wood inventory counts. The final settlement amount payable is limited to the “cap” defined in the agreements. The annual estimated payment by the Company under the transaction is approximately US$ 46 million. Fibria has the contractual right to operate the land or direct others to operate the land during the term of the agreement in a manner it determines while ultimately retaining 100% of the harvested timber in such land, through the 60% that Fibria will contractually retain and the rest of the 40% that it will purchase from the Counterparty.

Based on the above, for accounting purposes, and according to IFRIC 4, Determining whether an Arrangement Contains a Lease, the contracts are deemed to be within the scope of the technical pronouncement IAS 17 (R1) — Leases. Therefore, the Company accounts for this transaction as a sale leaseback transaction. The lease is considered to be an operating in nature, with exclusively contingent payments.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the Company the transaction contains an embedded derivative embedded in the standing timber supply agreement, corresponding to the USD m3 price which is adjusted by the U.S.-CPI index,  that is not closely related to the economic environment where the areas are located. Since the agreements were signed on December 30, 2013, the fair value of the embedded derivative on December 31, 2013 is close to zero.

The Company did not recognize separately the fair value of the embedded derivative regarding to the price in US dollar from the standing timber supply agreement due to the fact of the functional currency of the Counterparty is the US dollar and, consequently, the embedded derivative is considered to be closely related to the host agreement.

Gain on sale

The Company recognized a gain on sale, as described in the following table:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Sale amount (excluding the contingent asset amount)	1,402,584
(-) Cost of net assets derecognized
Fixed Assets — Lands and improvements (Consolidated) (Note 19)	(596,528)
(-) Others	(7,016)

(=) Gain on sale before income tax and social contribution	799,040

(-) Income tax and social contribution expense	(271,674)

(=) Gain on sale, net of income tax and social contribution	527,366

(f)                                  Change in the international corporate structure

In November 2011, management approved, subject to certain conditions, a project for the corporate restructuring of our international activities.

On July 1st, 2013 the current commercial, operational, logistical, administrative and financial operations of Fibria Trading International KFT were transferred to another subsidiary, located in Austria, Fibria International Trade GmbH.

In December 2013, the direct investment held in Fibria, International Trade GmbH, was contributed to Fibria International Celulose GmbH, a wholly owned subsidiary of Fibria.

This international corporate reorganization and restructuring has different stages, and it is expected to be completed by December 2015. However, the implementation of the steps of the planned total restructuring is subject to the approval from the local authorities of each country involved.

(g)                                Merged Company without effect on the consolidated financial statements

On September 30, 2013, the subsidiary Normus Empreendimentos e Participações Ltda. (“Normus”) was merged by the Company. The Company held a 100% interest in Normus, which was located in Brazil. As a result the indirect subsidiaries Fibria International Trade GmbH(*), Fibria Overseas Holding KFT and Fibria International Celulose GmbH became direct subsidiaries of the Company.

(*)    As mentioned in Note 1(f) above, this direct investment was contributed to Fibria International Celulose GmbH in December 2013.

(h)                                Public offering of common shares

On April 30, 2012, we concluded a primary public offering of common shares, obtaining gross proceeds of R$ 1,361,380 (the “Public Offering”).

The Public Offering was carried out in accordance with our strategy to strengthen the capital structure and to improve our leverage ratios. The details of this operation are described in Note 27(a).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2                                        Presentation of financial statements and summary of significant accounting policies

2.1                              Financial statements - basis of preparation

(a)                                Accounting policies adopted

The Company’s consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on January 29, 2014.

2.2                              Consolidation

2.2.1                    Consolidated financial statements

(a)                                Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Group has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding of more than half of the voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Fibria controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases.

The exclusive or controlled investment fund is consolidated.

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss of value (impairment) of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

The application of the provision of IFRS 11/CPC 19(R2) did not have a material impact in the Company’s financial position and result of operations as compared to December 31, 2012.

(b)                                Joint operations

As of January 1, 2013, the companies Veracel Celulose S.A., Asapir Produção Florestal e Comércio Ltda. and VOTO — Votorantim Overseas Trading Operations IV Limited met the definition of joint operations under IFRS 11 and CPC 19(R2) - “Joint Arrangements”, accordingly, assets, liabilities, revenue and expenses are recognized in relation to the interest in the joint operation. The changes in the classification of the companies as joint operations did not impact the financial position and result of operations of the Company compared to the proportional consolidation method allowed by the standard

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

until December 31, 2012.

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss of value (impairment) of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

None of the jointly-operated entities have publicly traded shares.

Additionally, the Company does not have any significant restriction or commitment with regards to its jointly-operated entities.

The balance of current and non-current assets, current and non-current liabilities, profit and loss at December 31, 2013 and 2012 of the jointly-operations mentioned above are presented as follow:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	2013
	Veracel		Asapir		VOTO IV
	100%	50%	100%	50%	100%	50%

Assets
Current assets
Cash and cash equivalents	5,946	2,973	278	139	54,394	27,197
Others current assets	682,534	341,267	3,934	1,967
	688,480	344,240	4,212	2,106	54,394	27,197

Non-current assets	3,047,072	1,523,536	290	145	741,752	370,876

Total assets	3,735,552	1,867,776	4,502	2,251	796,146	398,073

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	318,650	159,325
Suppliers and other account payables	51,094	25,547	252	126
Others	20,518	10,259	2,148	1,074
	390,262	195,131	2,400	1,200

Non-current liabilities
Loans and financing	456,772	228,386			728,344	364,172
Suppliers and other account payables	878	439
Others	51,498	25,749	1,686	843	24,675	12,337
	509,148	254,574	1,686	843	753,019	376,509

Shareholders’ equity	2,836,142	1,418,071	416	208	43,127	21,564

Total liabilities and shareholder’s equity	3,735,552	1,867,776	4,502	2,251	796,146	398,073

Profit and loss
Revenue	1,018,772	509,386
Cost of sales	(861,620)	(430,810)

Gross profit	157,152	78,576

General and administrative	(36,542)	(18,271)	(890)	(445)
Selling expenses	(36,380)	(18,190)
Other operating expenses, net	(29,108)	(14,554)	(596)	(298)

Operating income (loss)	55,122	27,561	(1,486)	(743)

Financial loss, net	(71,832)	(35,916)	(900)	(450)	(22,864)	(11,432)

Losses before income taxes	(16,710)	(8,355)	(2,386)	(1,193)	(22,864)	(11,432)
Net income taxes	(1,029)	(514)

Net loss of the year	(17,739)	(8,869)	(2,386)	(1,193)	(22,864)	(11,432)

Only the jointly-operated entity Veracel recognized expenses of depreciation, amortization and depletion for an amount of R$ 191,324 for the year ended December 31, 2013 (corresponding to 50% of our partnership).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	2012
	Veracel		Asapir		VOTO IV
	100%	50%	100%	50%	100%	50%

Assets
Current assets
Cash and cash equivalents	4,162	2,081	100	50	4,324	2,162
Others current assets	456,902	228,451	43,764	21,882	1,930	965
	461,064	230,532	43,864	21,932	6,254	3,127

Non-current assets	3,277,348	1,638,674	406	203	829,662	414,831

Total assets	3,738,412	1,869,206	44,270	22,135	835,916	417,958

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	348,534	174,267
Suppliers and other account payables	47,570	23,785	260	130
Others	28,176	14,088	1,734	867
	424,280	212,140	1,994	997

Non-current liabilities
Loans and financing	352,600	176,300			778,494	389,247
Suppliers and other account payables	106,088	53,044	5,474	2,737
	458,688	229,344	5,474	2,737	778,494	389,247

Shareholders’ equity	2,855,444	1,427,722	36,802	18,401	57,422	28,711

Total liabilities and shareholder’s equity	3,738,412	1,869,206	44,270	22,135	835,916	417,958

Profit and loss
Revenue	988,442	494,221
Cost of sales	(840,732)	(420,366)

Gross profit	147,710	73,855
General and administrative	(34,510)	(17,255)
Selling expenses	(26,192)	(13,096)
Other operating income (expenses), net	45,483	22,742	(2,728)	(1,364)

Operating income (loss)	132,491	66,246	(2,728)	(1,364)

Financial (loss)/income, net	(68,622)	(34,311)	(1,374)	(687)	1,742	871

Income (loss) before income taxes	63,869	31,935	(4,102)	(2,051)	1,742	871
Ne income taxes	(16,014)	(8,007)

Net income (loss) of the year	47,855	23,928	(4,102)	(2,051)	1,742	871

Only the jointly-operated entity Veracel recognized expenses of depreciation, amortization and depletion for an amount of R$ 194,771 for the year ended December 31, 2012(corresponding to 50% of our partnership).

The jointly-operated entity Veracel is located in the south of Bahia State, in the city of Eunápolis, the Company’s partnership ownership is 50% and the remaining 50% is owned by the Swedish-Finnish Stora Enso Amsterdam B.V.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The jointly-operated entity Veracel was established on July 15, 1991 and its main activities are the silviculture operations, production and sale of paper, pulp and wood.

(c)                             Associated companies

Associates are all entities over which the company has significant influence but not control or joint control, generally with an ownership percentage between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

At December 31, 2013, 2012 and January 1, 2012, our only associate is Bahia Produtos de Madeira S.A. (previously called Aracruz Produtos de Madeira S.A.).

The application of the provision of IFRS 11/CPC 19(R2) did not have a material impact in the Company’s financial position and result of operations as compared to December 31, 2012.

(d)                                Subsidiaries and jointly-operated entities included in the consolidated financial statements

The subsidiaries and jointly-operated entities included in the consolidation are as follows:

	Percentage of total capital
	2013			2012	2011
	Direct	Indirect	Total	Total	Total

Companies located in Brazil
Normus Empreendimentos e Participações Ltda. (i)				100	100
Fibria-MS Celulose Sul Mato-Grossense Ltda.	100		100	100	100
Fibria Terminais Portuários S.A.	100		100	100	100
Projetos Especiais e Investimentos S.A.	100		100	100	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51		51	51	51
Veracel Celulose S.A. (ii)	50		50	50	50
Asapir Produção Florestal e Comércio Ltda. (ii)	50		50	50	50

Abroad
VOTO - Votorantim Overseas Trading Operations IV Limited (ii)	50		50	50	50
Fibria Trading International KFT	48,3	51,7	100	100	100
Fibria Overseas Holding KFT	100		100	100	100
Newark Financial Inc. (i)					100
Fibria Overseas Finance Ltd.	100		100	100	100
Fibria International Trade GmbH.		100	100	100	100
Fibria Celulose (USA) Inc.	100		100	100	100
Fibria (Europe) S.A.		100	100	100	100
Fibria International Celulose GmbH.	100		100
Green Parrot BV		100	100

(i)        Companies liquidated/merged as detailed in Note 1(e).

(ii)     Jointly-operated entities.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2.3                              Segment reporting

The financial statements do not include segment reporting for the reason that the Company operates only the pulp segment.

2.4                              Foreign currency translation

(a)                                Functional and presentation currency

The Brazilian Real (“Real”, “Reais” or “R$”) is the functional currency of the Company and all its subsidiaries, and is also the currency used for the preparation and presentation of the consolidated financial statements of the Company.

(b)                                Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the date of valuation for items that are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit or loss, presented as “Foreign exchange gain (loss)”.

2.5                              Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturities up to three months and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value.

2.6                              Financial assets

2.6.1                    Classification

The Company classifies its financial assets in the following categories: (a) at fair value through profit or loss (b) held-to-maturity investments, (c) loans and receivables, and (d) available for sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)                                Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Derivative financial instruments, including embedded derivatives, are classified as held for trading except when they qualify for hedge accounting. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current. Changes in fair value are recognized in the statement of profit or loss under “Financial income” or “Financial expenses” for non-derivative instruments and under “Result of derivative financial instruments” for derivative instruments.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Held-to-maturity investments

The investments in non-derivative instruments that the Company has the ability and intention to hold until maturity are classified as investments held to maturity and are measured initially at fair value, including cost of the transaction and subsequently at amortized cost. The Company evaluates whether there is objective evidence that a financial asset or a group of financial assets is registered above its recovery value. When applicable, a provision for impairment is recognized.

(c)                             Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period. Loans and receivables are classified as non-current assets and are recorded at amortized cost based on the effective interest rate of the transaction. The effective interest rate is the contractual rate adjusted by the related transaction costs. The Company’s loans and receivables are comprised of “Trade account receivables”, “Related parties receivables” and “Cash and cash equivalents”.

(d)                                Available-for-sale financial assets

Available-for-sale financial assets are non-derivative instruments that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months after the end of the reporting period.

2.6.2                    Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date - the date on which Fibria commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not measured at fair value through profit or loss. Financial assets measured at fair value through profit or losses are initially recognized at fair value, and the transaction costs are recorded in the Statement of profit and loss. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership. Financial assets measured at fair value through profit or losses are recorded at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

The changes in the fair value of the available for sale financial asset are recognized as follow: (i) the effect of the exchange foreign currency and changes in the fair value of the investment are recognized directly in Equity, in “Other comprehensive income” and, (ii) the effect of the exchange foreign currency and changes in the fair value of the warrant of acquire shares are recognized in profit or loss of the year.

2.6.3                    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2.6.4                    Impairment of financial assets

(a)                                 Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are only if there is objective evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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

The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the statement of profit and loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, Fibria may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of profit or loss.

(b)                                 Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available for sale, a significant or prolonged decline in the fair value of the equity below its cost is also evidence

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

that the assets are impaired. If any such evidence exists for available for sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — will be recognized in profit or loss.

2.7                              Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in the statement of profit or loss, in the line “Result of derivative financial instruments”.

Embedded derivatives in non-derivative host contracts are required to be separated when their risks and characteristics are not-closely related to those of host contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivative are separated from the host contract in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

Even though the Company uses derivatives to mitigate risks, hedge accounting has not been applied in the periods presented. The fair value of derivative instruments is disclosed in Note 11.

2.8                             Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company’s normal business. If collection is expected in one year or less, the accounts receivable are classified as current assets, otherwise, they are classified as non-current assets.

Accounts receivable are initially recognized at fair value and, subsequently, measured by the effective interest rate method less a provision for impairment, if necessary. Accounts receivable from customers abroad are presented based on the exchange rates at the balance sheet date.

A provision for impairment is recognized when there is objective evidence that Fibria will not be able to collect all the amounts due in accordance with the original terms of the accounts receivable. The calculation of the provision is based on a reasonable estimate to cover expected probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees.

In performing such analysis of impairment our Treasury Department, examines on a monthly basis the maturity of receivables from domestic and foreign customers and identifies those customers with balances over due and assesses the specific situation of each client, a and exercises judgment on the risk of loss involved, considering the existence of contracted insurance, letters of credit, existence of collateral, the customer financial situation, and the status of legal processes in the event of execution. As a result of this analysis management determines a percentage that is applied to the outstanding balances due by the client and determines the amount to be recorded as an impairment.

The recognition and reversal of a provision for trade receivables is recorded as “Selling expenses” in the statement of profit or loss.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2.9                              Inventory

Inventory is stated at the lower average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses.

The raw materials derived from biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from biological assets to inventory.

Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less the applicable variable selling expenses.

2.10                       Current and deferred income tax and social contribution

Tax expense for the year comprises current and deferred tax. Tax is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income. In this case the tax is recognized directly in shareholders’ equity in other comprehensive income.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not recognized if it arises from initial recognition of an asset or liability in a transaction that is not a business combination and that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2.11                       Intangible assets

(a)                                Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired and the fair value of the non-controlling interest in the acquired. Goodwill is recorded as intangible assets. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. An impairment is recognized immediately as an expense and is not subsequently reversed.

Goodwill is allocated to CGUs or groups of CGUs. The allocation is made to the CGUs or group of CGUs which will benefit/from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(b)                                Database

The database represents the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

The database was recognized at fair value at the acquisition date, it has a definite useful life and is recorded at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the Statement of profit and loss in “Other operating income (expenses), net”.

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

The patent was initially recorded at fair value on the acquisition date and is subsequently stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis at an annual rate of 15.9%.

(d)                                Relationship with suppliers

It relates to the contracts that the Company has for the supply of diesel oil, ethanol fuel and chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, it has a definite useful life and is

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

subsequently recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 20% for the supply of diesel oil and ethanol fuel and of 6.3% for chemical products.

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

Other development expenditures which do not meet these criteria are recognized as expenses, when incurred. The development costs that have been recognized as expenses are not capitalized in subsequent periods.

Software development costs are amortized over their estimated useful lives at an annual rate of 20%.

2.12                       Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are described in Note 19. Land is not depreciated.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset.

Renovations are depreciated over the remaining useful life of the related asset. Repairs and maintenance are expensed when incurred.

Financing costs are capitalized during the period necessary to execute and prepare the asset for its intended use.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset’s book value is immediately written down to its recoverable amount if it is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as “Other operating income (expenses), net” in the statement of profit or loss.

2.13                       Leases

At the inception of an agreement the Company determines whether a contract or set of contracts is or contains a lease. This is the case if the following two conditions are met: (i) performance of the contract is dependent upon the use of that specified asset and, (ii) the contract gives the Company the right of use

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

of the asset.

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

The minimum payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term. The contingent values of payment (those that are not a fixed amount but are based in the future amount of a factor such as volume of standing timber) are accounted in the periods where they are incurred.

Financial or operational leases are recognized in profit and loss except for those related to land leased for forest plantations which are capitalized as part of the cost of biological assets.

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

Fair value is determined using the discounted cash flow method, taking into consideration the volume of wood, segregated by plantation year, measured at the sales price of standing timber. The average sales price was estimated based on local market prices based on research of actual transactions, adjusted to reflect the forest price. The volumes used in the valuation are consistent with the annual average harvest for each region. See Note 18.

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

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling interest in the company acquired is valued at the fair value of the total net identifiable assets or at the proportionate share of the fair value of such net identifiable assets. The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill (Note 2.11(a)) and, if the acquisition cost is lower than such fair value, the difference is recorded as a bargain purchase gain in the Statement of profit and loss on the acquisition date.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquire is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

2.16                       Impairment of non-financial assets other than goodwill

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

2.18                       Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred, if significant, and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the Statement of profit and loss over the period of the loans and financing using the effective interest rate method.

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

Assets and liabilities are classified as current when their realization or settlement is likely to occur within 12 months after the balance sheet date. Otherwise, assets and liabilities are presented as non-current.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

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

Contributions represent net costs and are recorded in the Statement of profit and loss in the period in which they are due.

(b)                                Health care (post-retirement)

Some Fibria’s subsidiaries used to provide post-retirement health care benefits to their employees. This policy established a lifetime benefits to a determined group of employees. This benefit has been discontinued for over five years, hence the plan is no longer available to new participants since July 2007.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. The defined benefit obligation is estimated annually by independent qualified actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow, utilizing the discount rate disclosed in Note 28(c).

Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit and loss. The changes in the present value of the liabilities of the plan regarding the actuarial gain and loss are recognized directly in shareholder’s equity, in “Other comprehensive income”.

(c)                                 Profit-sharing and bonus plans

Fibria recognizes a liability and an expense for bonuses and profit-sharing in the Statement of profit and loss. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded in the statement of profit or loss as “Benefit to employees”.

(d)                                Share-based compensation

The Company offers a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. The Company’s CEO and executive officers are eligible for the plan.

The obligations are recorded as a provision for amounts payable to the CEO and executive officers, with a corresponding entry to the statement of profit or loss, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2.21                       Contingent assets and contingent liabilities

The accounting practices for the accounting and disclosure of contingent assets and contingent liabilities and legal obligations are as follows:

(a)                                Contingent assets are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained and which the value is possible to be measured. Contingent assets with probable success are only disclosed in the notes to the financial statements.

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

2.22                        Asset retirement obligations

It is, primarily, related to future costs for the decommissioning of industrial landfill cells, with the completion of the activities and decommissioning of assets linked to landfills. A provision is recorded as a long-term obligation against an item of fixed asset. The provision and the corresponding asset are initially recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount. The asset is depreciated on a straight-line basis over the useful life of the principal. Depreciation is recorded in profit and loss.

2.23                       Revenue recognition

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

(a)                                Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)                                    Pulp - domestic market - sales are mainly made on credit, payable in average in 12 days. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or on its own premises, at which point risk and rewards on ownership are transferred.

(ii)                                 Pulp - export market - export orders are normally supplied from third party warehouses located near strategic markets, sales are mainly made on credit, payable in average in 24 days. Revenue is recognized when the risk of ownership of the pulp has been transferred to the client in accordance with the specific terms of the transaction. Export sale agreements generally establish transfer of risk based on “Incoterms” (2010) and the moment of transfer of risk as per the corresponding “Incoterm” is the moment on which revenue is recognized.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Prior to the sale of CONPACEL, KSR and Piracicaba, as described in Note 1(d), Fibria operated in the paper segment and recognized sales from this segment as follows:

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

2.24                       Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in Fibria’s financial statements at year-end based on the Company’s by-laws. Any amount that exceeds the minimum mandatory dividend is only provided on the date it is approved by the shareholders at the general meeting.

2.25                       Non-current assets held for sale and discontinued operations

The Company records assets held for sale as non-current assets when the asset (or disposal group of assets) is available for immediate sale in its present condition and subject only to terms that are usual and customary for sales of such assets and the sale is highly probable.

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group of assets), and an active program to locate a buyer and a complete plan must have been initiated. Further, the asset (or disposal group of assets) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale is expected to qualify for recognition as a completed sale within one year from the date of classification, unless completion beyond one year is caused by events outside the Company’s control. Such circumstances include when at the date the Company commits to a plan to sell it has a reasonable expectation that other parties that are not the buyer (such as regulators or legal requirements) impose conditions that will extend the period to complete the sale beyond one year and both: (a) actions required to meets those conditions cannot begin until a firm purchase commitment is obtained, and (b) a firm purchase commitment is highly probable within one year.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The effects on the Statement of profit and loss and the cash flow statement from discontinued operations are presented separately from the continuing operations, including the related income taxes and any impairment expense, if applicable. The operating, investing and financing cash flows related to the discontinued operations are presented in Note 36.

2.26                       Adoption of new standards, amendments and interpretations issued by IASB and CPC and adjustments to comparative financial information

A number of new standards and amendments to standards and interpretations were issued by the IASB and CPC (“Comitê de Pronunciamentos Contábeis”), and are effective for annual periods beginning as from January 1, 2013, as follow:

•             IAS 1/CPC 26(R1) - Presentation of financial statements

•             IAS 19 (R)/CPC 33(R1) - Employee benefits

•             IAS 28(R)/CPC 18(R2) - Investments in associates

•             IFRS 7/CPC 40(R1) - Financial instruments: Disclosures

•             IFRS 10/CPC 36(R3) - Consolidated financial statements

•             IFRS 11/CPC 19(R2) - Joint Arrangements

•             IFRS 12/CPC 45 - Disclosure of interest in other entities

•             IFRS 13/CPC 46 - Fair value measurement

As a result of the new standards, amendments and interpretations issued by the IASB and the CPC mentioned above, are applicable to us:

•                  IAS 1/CPC 26(R1) - Presentation of financial statements, with the main changes reflected in the Company’s statement of other comprehensive income;

•                  IFRS 7/CPC 40(R1) - Financial instruments: Disclosures, without relevant effect;

•                  IFRS 10/CPC 36(R3) - Consolidated financial statements, without relevant effect;

•                  IFRS 11/CPC 19(R2) - Joint Arrangements, with the effect described in Note 2.2.1 (b);

•                  IFRS 12/CPC 45 - Disclosure of interest in other entities, with impacts of disclosure in these financial statements;

•                  IFRS 13/CPC 46 - Fair value measurement, with impacts of disclosure in these financial statements; and,

•                  IAS 19(R)/CPC 33(R1) - Employee benefits, with the effect described below:

IAS 19(R)/CPC 33(R1) — Employee benefits

Until December 31, 2012 the Company booked actuarial gains and losses using the “corridor” approach, and such actuarial gains and losses were recognized in the income statement if they exceeded the “corridor” carrying amount, and amortized over the remaining estimated average life of the individuals eligible to the benefit, considering that the actuarial gains and losses do not exceed the “corridor” amount. As a result, actuarial gains and losses were not immediately recognized in profit or loss, and the the carrying amount recognized as liability was different from the estimated present value of the obligations calculated based on the amount of actuarial gains and losses not yet recognized.

On December 31, 2013, the Company adopted the new provisions of IAS 19. The main impact of the adoption of the amendments on the financial statements for the year ended December 31, 2013, with retrospective effect on the financial statements for the year ended December 31, 2012, and the respective

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

opening balances as at January 1, 2012, is to immediately recognize all actuarial gains and losses directly in “Other comprehensive income”, with the extinction of the “corridor method” for the recognition of actuarial gains and losses resulting from re-measurement.

The reconciliation of the adjusted actuarial obligations as at December 31, 2012 and the opening balance as at January 1, 2012, impacted by the adoption of the new provisions, are as follow:

	December 31, 2012	January 1st, 2012

Present value of actuarial obligations from previous accounting practices	60,362	55,715

Impact of the adoption of IAS 19(R)/CPC 33(R1)	33,572	10,587

Present value of actuarial obligations after adoption (*)	93,934	66,302

(*)         The actuarial obligation is recorded as non-current “Other payables”, at December 31, 2013 and December 31, 2012 and January 1st, 2012.

As a result of the adjustments described above, the balances of “Deferred taxes” classified as non-current assets, “Other payables” classified as non-current liabilities and “Other reserves” in shareholders’ equity as at December 31, 2012 and January 1st, 2012, in the comparative period were adjusted as follow:

	December 31, 2012			January 1st, 2012
	Original balance	Adjustment	Restated balance	Original balance	Adjustment	Restated balance

Non-current assets
Deferred assets	868,192	11,414	879,606	991,768	3,600	995,368

Non-current liabilities
Other payables	160,949	33,572	194,521	152,509	10,587	163,096

Shareholders’ equity
Other reserves	1,618,824	(22,158)	1,596,666	1,618,824	(6,987)	1,611,837

2.27                       New standards, amendments and interpretations not yet adopted

(a)                                New and amended standards adopted

There are no IFRSs or IFRIC interpretations for which the initial adoption was effective on fiscal years beginning on or after January 1, 2012 that had a material impact on the Company.

(b)                                New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013, and have not been yet adopted in these consolidated financial

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

statements. None of these are expected to have a significant impact on the consolidated financial statements of the Company, except for the following:

•           IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company is currently assessing of the impacts of IFRS 9’s adoption. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

•           IFRIC 21, ‘Levies’, provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. It does not include income taxes. Since the Company is not currently subject to significant levies it expects that the adoption of this new standard will not be material.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expect to have a material impact on the Company’s financial position and results of operations.

3                                        Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next fiscal year are described below.

(a)                                Income tax and social contribution

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

The Company has a history of recurring taxable income, which is usually compensated with tax loss deferred tax assets. The Company’s management believes, based on projections of income approved by the appropriate level of Corporate Governance that, the realization of the deferred tax assets its probable

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

for the next years.

As further disclosed in Note 15(e), in November 2011 the Company decided to transfer certain operations between subsidiaries outside Brazil which resulted in uncertainties with respect to the realization of deferred tax assets recorded by the subsidiary affected by the restructuring and, therefore, its realization no longer can be considered probable. Ultimate realization of deferred tax assets by such subsidiary depends on the level of taxable income that it will generate. As a result, the Company recognized a loss to reduce the deferred tax assets for R$ 278,486.

(b)                                Employee benefits

The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. The discount rate is one of the assumptions used in determining the net cost (revenue) of the actuarial obligations balances. We consider appropriate the use of the discount rate that is based on the return offered by the Government, which are denominated in the currency in which the benefits will be paid and that have terms to maturity similar to the terms of the obligations of the healthcare plan.

Further information, including a sensibility analyses, are disclosed in Note 28.

The liability for stock-based compensation is recorded at its estimated fair value which is calculated by the Company using the Binomial Tree model-Trinomial.

Any changes in the assumptions used for calculating the liability will affect the amount recorded at the balance sheet date.

(c)                                 Fair value of derivatives and other financial instruments

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

Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect the financial position of the Company. See Note 5 for the sensibility analyses of the derivative financial instruments and other financial instruments as at December 31, 2013.

(d)                                Biological assets

The calculation of the fair value of biological assets takes into consideration various assumptions with a high degree of judgment, as the sales price, cubic volume of wood and/or the annual average harvest for each region. Any changes in these assumptions used, would have an impact on the discounted cash flow result, resulting in an appreciation or devaluation of these assets.

The main premises used by Management to calculate the fair value of the biological assets and the correlation between changes in such premises and the fair value of the biological assets, are described as follow:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Premises used	Impact in the fair value of the biological assets

Actual planted area (hectare)	Increase of the premise, increase the fair value
Average annual growth (IMA) - m3/hectare	Increase of the premise, increase the fair value
Net average sale price - R$/m3	Increase of the premise, increase the fair value
Remuneration of own contributory assets - %	Increase of the premise, decrease the fair value
Discount rate - %	Increase of the premise, decrease the fair value

(e)                                 Revenue recognition and allowance for doubtful accounts

The Company recognizes revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of tax deductions, discounts and sales returns.

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included in selling expenses. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices be individually reviewed by the legal, collection and credit departments, in order to determine the amount of the probable expected losses.

(f)                                  Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount. During the year ended December 31, 2013 the Company performed impairment tests and sensibility analyses over the main assumptions as detailed in Note 37.

(g)                                Contingent assets, contingent liabilities and legal obligations

The Company is currently involved in certain labor, civil and tax proceedings. The provision for contingencies are recorded based on management’s evaluation and on the advice of internal and external legal counsel, and are subjected to a high level of judgment.

(h)                                Goodwill impairment

The Company performs at lease annually or more frequently,  impairment tests when events or changes in circumstances may indicate that the carrying amount of cash-generating units to which goodwill has been allocated might not be recoverable. See Note 2.16. The recoverable amount of UGCs is determined based on calculations of the value in use, which involves significant estimates. See Note 37 for further details and sensibility analyses over main premises used on the impairment testing.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

4                                        Risk management

The Company’s risk management is carried out by the Governance, Risks and Compliance department which performs risk management activities, Corporative Governance, internal controls, internal audit, compliance and ombudsman areas. The objective is to promote synergy between the areas, adding value to the business and strengthening the Company’s governance. This area reports directly to the CEO and its activities are monitored by the Statutory Audit Committee, an advisory body of the Board of Directors.

In 2010, an Enterprise Risk Management (ERM) program was implemented to perform analysis, treatment and monitoring of risks. For those risks defined as a priority (those with high level of potential impacts and high probability of occurrence) different work streams have been implemented by the Company, as definition of action plans and Key Risk Indicators (KRIs) have been developed.

The Company’s activities expose it to a variety of risks. As such, risk management classifies the risks inherent to its business in the following categories:

(a)                                Financial risks - corresponds to inadequate cash management, use of resource in new operations, unknown, with great complexity and/or high risk. Details regarding the policies of market risk management, credit risk and liquidity risk are presented in the items 4.2.1(a), 4.2.1(b) and 4.2.1(c), respectively.

(b)                                Compliance risk - corresponds to legal or regulatory penalties, financial losses or reputational damage that the Company may face due to a regulatory noncompliance. In order to manage this risk, the Company continually monitors compliance with laws, standards and regulations, implements contingency plans and segregation of duties in order to avoid conflicts of interest and to facilitate the assessment of risk and the related internal controls of the Company. These assessments include environmental, labor and tax risks assessments. The monitoring process includes communication and reporting of issues to senior management.

(c)                                 Operational risk - results from the lack of consistency or adequacy of information systems, processing and operational controls, asset management failures, or cash flow management, or from frauds that affect the activities of the Company. Fibria has implemented a matrix system in which we perform materiality analysis accompanying the Company´s strategy in order to design controls to monitor the most significant accounts and processes of Fibria. The Company performs quarterly the validation of the risk matrix and controls through “GRC Process Control”, a tool that make easier the process of assurance regarding the effectiveness of the control, the reporting and correction of deviations in the process, considered this a unified strategy that guides managers, standardizes and integrates GRC processes at every level of the organization, with the final product a unique repository of the risks, a single taxonomy and the more commitment of top management in the letter of controls. The activity made by the Controls and Compliance Management, which works together with business managers to seek compliance of internal controls, carried out by monitoring the processes, mitigating factor being the occurrence of operational risk for the adequacy controls the activity.

(d)                                Strategic risk - results from internal and external events that affect the reputation and sustainability of the Company, such as the risks related to the lack of capability or ability by the Company in response to changes that can impact the achievement of the strategic subjects. The Company monitors these risk events to identify and anticipate potential risk events that we are exposure.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

4.1                              Environmental risks

(a)                                Risks associated with climate changes

Our activities expose us to climate changes, which can affect the equilibrium of the ecosystems, the productivity of the forest and the availability of the necessary volume of water and energy for the factories.

Fibria adopts a cautionary approach in managing and operating its forest and industrial activities through the adoption of controls and monitoring tools, such as agronomic studies, genetic improvement in the production of eucalyptus that contemplates the adaptation of species in different climatic conditions, monitoring of water consumption in forested areas, among others.

(b)                                Environmental risks

(i)                                     Management of water resources - Fibria constantly monitors the situation in the watersheds where it operates with respect to water quantity and quality and might be the effect of the Company’s forest management. Use of water by the factories is governed by the environmental legislation of each location and the licensing requirements of each plant. Each of our facilities operates under proper and valid licenses.

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

(c)                                 Impacts on communities

Fibria is committed to the communities with different economic, social and cultural backgrounds, which are affected positively or negatively with varying degrees by the cultivation of eucalyptus. In order to maintain a positive relationship with all communities, the Company has developed a plan to monitor these neighboring populations and classified them based on the intensity of the relationship with the Company. The relationship model has been implemented in all the forestry operations with respect to the silviculture and harvest activities.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(d)                                Contracting with suppliers

In order to mitigate the risk of having our suppliers hiring child or forced labor, Fibria requires its suppliers to provide a formal confirmation with respect to this matter.

Two other mandatory requirements to engage our suppliers are compliance with the environmental policies of Fibria and with the criteria for safe transportation (Safe Road Program). All contracts with suppliers and other business partners incorporate our Code of Conduct or refer to it. The Code reinforces the prohibition of discriminatory practices or violation of existing legislation.

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

The execution of the operations to mitigate market risks is carried out by a central Treasury department following policies approved by the Board of Directors. The control of risks and monitoring of compliance with the policies is performed by the General Governance, Risks and Compliance area, which reports directly to the CEO and to the Finance Committee and has independence to report non-compliance with the policies, to measure and to assess market risks. The General Governance, Risk and Compliance area monitors all market risk exposures and ensures compliance with our policies. The Treasury department identifies, evaluates and hedges financial risks following the policies established. The Board of Directors reviews on an annual basis the policies and principles for the overall risk management, definition of the areas involved, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Policies for the use of derivative financial instruments

On December 13, 2012, the Company’s Board of Directors approved the annual revision of the Market Risk Management Policy, valid from January 1, 2013. The use of derivative financial instruments should follow such policy. The use of derivative financial instruments follow is in the view of management a conservative policy and every derivative contracted should be matched to an underlying risk generated by a hedged item which in turn results from operational transactions and expose the Company to risks related to changes in the price of commodities or risks arising from debt. Accordingly, derivative transactions are only permitted if related to an existing exposure (hedge) and leveraged financial instruments are not allowed.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

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

The following table presents the carrying amount of the assets and liabilities denominated in US dollars:

	2013	2012

Assets in foreign currency
Cash and cash equivalents (Note 9)	1,247,404	891,046
Marketable securities (Note 10)	98,153	432,706
Trade accounts receivable (Note 12)	375,711	714,142

	1,721,268	2,037,894

Liabilities in foreign currency
Loans and financing (Note 23)	7,281,177	8,542,851
Trade payables	98,996	105,194
Derivative instruments (Note 11)	464,326	273,079

	7,844,499	8,921,124

Liability exposure	(6,123,231)	(6,883,230)

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
at December 31, 2013

In thousands of Reais, unless otherwise indicated

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
at December 31, 2013

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

Fibria has a policy of contracting with private entities which have a minimum credit rating issued by one of the following rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for the counterparties is “AA-” (or “Aa3” at the local level) or “A” (or “aA2”at the global level). The exposure to a single private counterparty cannot exceed none of the following limits: 20% of Fibria’s total cash and cash equivalents plus marketable securities, 10% of the shareholders’ equity of the counterparty (based on the most recent information published by the counterparty), or 15% of the Company’s shareholders’ equity (based on the most recent information available).

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

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected probable losses on the collection of trade accounts receivable and is recorded in “Selling expenses” (Note 12).

(c)                                 Liquidity risk

With respect to liquidity risk, the Company’s policy is to maintain balances of cash and financial investments of at least an amount equivalent to the operational cash needs outflow for the following twelve months plus debt service for a period of also twelve months.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2013
Loans and financing	3,259,720	2,375,473	4,041,476	1,922,459
Derivative instruments	99,259	136,072	479,812	173,044
Trade and other payables	710,198	34,873	24,617	43,080

	4,069,177	2,546,418	4,545,905	2,138,583

At December 31, 2012
Loans and financing	1,739,139	2,881,125	4,163,566	5,878,870
Derivative instruments	44,853	50,739	246,710	117,785
Trade and other payables	564,172	54,234	14,516	31,452

	2,348,164	2,986,098	4,424,792	6,028,107

At January 1, 2012
Loans and financing	1,636,635	2,723,403	3,919,605	7,916,925
Derivative instruments	134,886	6,321	104,913	16,099
Trade and other payables	516,061	47,197	14,516	35,081

	2,287,582	2,776,921	4,039,034	7,968,105

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

The Indebtedness and Liquidity Management Policy set guidelines with the ultimate objective of regaining and subsequently maintaining an investment grade rating issued by S&P, Moody’s and Fitch. Achieving better rating investment grade would enable Fibria to diversify its financing sources, allow timely access to the capital markets, lower financing costs, and ultimately create value to stakeholders. This policy reinforces Fibria’s corporate governance and is part of its internal controls. This policy supplements the “Market Risk Management Policy” referred to above. The Governance, Risk and Compliance area has the discretion to monitor and report, independently from the Treasury area, about the compliance with the requirements of the policy.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

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

The indebtedness ratios at December 31, 2013, 2012 and 2011 were as follows measured in Reais:

	Millions of Reais
	2013	2012	2011

Loans and financing (Note 23)	9,773	10,768	11,324
Payable - Aracruz acquisition

Less - cash and cash equivalents (Note 9)	1,272	944	382
Less (plus) - derivative instruments (Note 11)	(464)	(273)	(214)
Less - marketable securities (Note 10)	1,116	2,352	1,678

Net debt	7,849	7,745	9,478

Adjusted EBITDA	2,796	2,253	1,981

Indebtedness ratio in Reais	2.8	3.4	4.8

Indebtedness ratio in Dollar	2.6	3.3	4.2

The indebtedness ratio decreased from 4.8 in 2011 to 3.4 at December 2012, mainly due to increase in cash regarding of the sale of assets and capital increase and reduction on level of gross indebtedness in the period.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The indebtedness ratio decreased from 3.4 in 2012 to 2.8 at December 2013, mainly due to increase in cash regarding of the sale of land and a reduction on level of gross indebtedness due prepayments in the period.

As from June 2012 debt financial covenants including the indebtedness ratio are measured in US dollars as further described in Note 23. Since the ratios used above for the year ended December 31, 2013 and 2012 are measured in Reais there are differences between the ratio presented above and the ratio measured following the debt financial covenant requirements.

The Company continues to focus on actions including reductions in fixed and variable costs, selling expenses, capital expenditure and improvements in working capital. We have also focused on actions that may result in the additional liquidity through the disposal of non-strategic assets. These actions are intended to strengthen the capital structure of the Company, resulting in an improved Net Debt to Adjusted EBITDA ratio.

5                                        Sensitivity analysis

The analysis below presents the sensitivity analysis of the effects of changes in relevant risk factors to which the Company is exposed to at the end of the year.

According to the local CVM Instruction no 475/08, the following tables present the change in the fair value of derivative financial instruments, loans and financings and marketable securities, in two adverse scenarios, that could generate significant gain or losses to the Company.

Sensitivity analysis of changes in foreign currency

The Company’s significant risk factor, considering the period of three months for the evaluation is its US Dollar exposure. We adopted as the probable scenario the fair value considering the market yield as at December 31, 2013.

Considering this projected scenario compared with the average exchange rate of R$ 2.1579 observed during the year ended December 31, 2013, net revenue would have increased by 8%, representing an approximate amount of R$ 555 million over a 12 month period considering the volume and sale prices of the year 2013.

To calculate the probable scenario the closing exchange rate at the date of these consolidated financial statement was used (R$ x USD = 2.3426). As the amounts are already recognized in the consolidated financial statement, there are no additional effects in the income statement in this scenario. The probable scenario was stressed considering an additional 25% and 50% with respect to the probable:

	Impact of an appreciation of the real against the US dollar on the fair value
	Probable -	Possible (25%) -	Remote (50%) -
	R$ 2.3426	R$ 2.9283	R$ 3.5139

Derivative instruments		(869,974)	(1,988,700)
Loans and financing		(1,731,012)	(3,462,024)
Marketable securities		336,389	672,779

Total impact		(2,264,597)	(4,777,945)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Sensitivity analysis in changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as at December 31, 2013. As the amounts are already recognized in the consolidated financial statement, there are no additional effects in the income statement in this scenario. The probable scenario was stressed considering an additional 25% and 50% with respect to the probable:

	Impact of an appreciation of the interest rate on the fair value
	Probable	Possible (25%)	Remote (50%)

Derivative instruments		(53,390)	(103,079)
Loans and financing (a)		(3,892)	(6,207)
Marketable securities (b)		33,717	67,111

Total impact		(23,565)	(42,175)

(a) Only our exposure regarding loans and financing, for which we did not enter into derivative financial instruments to hedge our exposure, was considered in sensitivity analysis above.

(b) Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

6                                        Fair value estimates

The assets and liabilities measured at fair value in the balance sheet are classified in the following levels based on the fair value hierarchy:

(a)                                Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

The fair value of the assets and liabilities traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The Company has only the marketable securities comprised by the Brazilian federal government securities, classified as Level 1.

(b)                                Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

The fair value of assets and liabilities that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an asset or liability are observable, the asset or liability is included in Level 2.

(c)                                 Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

If one or more of the significant inputs is not based on observable market data, the asset or liability is

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

included in Level 3.

Specific valuation techniques used to calculate the fair value of the assets and liabilities are:

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

•             other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining assets and liabilities.

•             the fair value of future contracts on inflation rate (such as embedded derivative contained on contracts accounted for as capital leases described in Note 1 (e)) based on future inflation rates at the balance sheet date, with the resulting value discounted to present value.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The table below presents the assets and liabilities measured by the fair value as at:

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 11)		93,554		93,554
Warrant to acquire Ensyn’s shares (Note 17)			7,098	7,098
Marketable securities (Note 10)	589,605	478,577		1,068,182

Available for sale financial assets
Other investments - fair value method			39,824	39,824

Biological asset (Note 18) (*)			3,423,434	3,423,434

Total assets	589,605	572,131	3,470,356	4,632,092

Liabilities
At fair value through profit and loss
Derivative instruments (Note 11)		557,880		557,880

Total liabilities		557,880		557,880

	December 31, 2012
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 11)		44,819		44,819
Warrant to acquire Ensyn’s shares (Note 17)			6,101	6,101
Marketable securities (Note 10)	567,265	1,784,721		2,351,986

Available for sale financial assets
Other investments - fair value method			34,573	34,573

Biological asset (Note 18) (*)			3,325,604	3,325,604

Total assets	567,265	1,829,540

Liabilities
At fair value through profit and loss
Derivative instruments (Note 11)		317,898		317,898

Total liabilities		317,898		317,898

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	January 1st, 2012
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 11)		75,084		75,084
Marketable securities (Note 10)	362,998	1,314,928		1,677,926

Biological asset (Note 18) (*)			3,264,210	3,264,210

Total assets	362,998	1,390,012	3,264,210	5,017,220

Liabilities
At fair value through profit and loss
Derivative instruments (Note 11)		288,971		288,971

Total liabilities		288,971		288,971

(*) See the changes in the fair value of the biological assets in Note 18.

There were no transfers between levels 1 and 2 during the years presented.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	Yield used to
	discount (*)	2013	2012	2011

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		428,329	501,430	418,757
Bonds - VOTO III				126,676
Bonds - Fibria Overseas		3,372,843	4,928,110	4,852,233
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	2,888,240	2,937,262	3,057,792
Export credits (ACC/ACE)	DDI	455,141	661,363	618,796
FINIMP	LIBOR USD
Leasing	LIBOR USD			14,942
Export credits (Finnvera)	LIBOR USD	234,809	262,511	287,359
EIB Europe Inv. Bank	LIBOR USD			781
Others
In local currency
BNDES — TJLP	DI 1	1,304,644	1,469,549	1,444,994
Currency basket	DI 1	297,964	264,602	238,096
FINEP	DI 1	1,970	2,487	1,886
FINAME	DI 1	13,643	14,450	9,013
NCE in Reais	DI 1	938,248	726,727	627,590
Accounts payable - stocks acquisition	DI 1
Midwest Fund	DI 1	42,902	56,960	63,070

		9,978,733	11,825,451	11,761,985

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

Derivative financial instruments (including embedded derivative) are recorded at fair value as detailed in Note 11. All derivative financial instruments are classified as Level 2 in the fair value hierarchy.

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

The methods used for the measurement of the fair value of the derivative financial instruments (including embedded derivative) used by the Company consider methodologies commonly used in the market and which are based on widely tested theoretical bases.

The methodologies used to estimate the MtM and to record the financial instruments is defined in the manual developed by the Company’s risk and compliance management area.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

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

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation (TIPS), issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in December 31, 2013 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	9.97	1M	0.18	1M	-2.52
6M	10.28	6M	0.26	6M	0.89
1Y	10.58	1Y	0.31	1Y	1.64
2Y	11.62	2Y	0.47	2Y	2.01
3Y	12.28	3Y	0.85	3Y	2.41
5Y	12.83	5Y	1.78	5Y	3.52
10Y	13.22	10Y	3.17	10Y	6.02

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

7                                        Financial instruments by category

The Company’s financial instruments by category are presented below:

	December 31,	December 31,	January 1st,
	2013	2012	2012
		(restated)	(restated)
Assets
Loans and receivables
Cash and cash equivalents (Note 9)	1,271,752	943,856	381,915
Trade accounts receivable (Note 12)	382,087	754,768	945,362
Accounts receivable — land and building sold (Note 1(e))	902,584
Other	355,363	367,138	203,122

	2,911,786	2,065,762	1,530,399

At fair value through profit and loss
Derivative instruments (Note 11)	93,554	44,819
Marketable securities (Note 10)	1,068,182	2,351,986	1,677,926
Warrant to acquire Ensyn’s shares (Note 17)	7,098	6,101

	1,168,834	2,402,906	1,677,926

Held-to-maturity investments
Marketable securities (Note 10)	48,183

Available for sale financial assets
Other investments - fair value method (Note 17)	39,824	34,573

Liabilities
At amortized cost
Loans and financing (Note 23)	9,773,097	10,767,955	11,324,417
Trade and other payables	905,469	835,293	679,155

	10,678,566	11,603,248	12,003,572

At fair value through profit and loss
Derivative instruments (Note 11)	557,880	317,898	213,887

8                                        Credit quality of financial assets

The credit quality of financial assets can be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates, analysis of its financial position and information about negative credit events. With respect to credit quality of counterparties that are financial institutions (such as amounts recorded in cash and cash equivalents, marketable  securities and derivative financial instruments) the Company considers the lowest rating of the counterparty as rated by the three main international agencies (Moody’s, Fitch and Standard & Poor’s) in accordance with the internal policy of market risk management:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	December 31, 2013	December 31, 2012	January 1st, 2012

Trade accounts receivable
Counterparties with external credit rating (S&P - Standard Poor’s and D&B - Dun & Bradstreet)
S&P - AA-	18,965	124,188	158,628
S&P - A	84,576	74,236	149,735
S&P - BBB+	10,174
S&P - BBB	6,006	66,726	21,523
S&P - BB	586	75,913	27,347
D&B - 2			40,220

Counterparties without external credit rating
A - Low risk	101,399	261,129	128,819
B - Average risk	117,151	125,174	287,195
C - Average to high risk	43,230	27,402	131,985
D - High risk	12,158	61,955	76,212

Total trade accounts receivable	394,245	816,723	1,021,574

Cash and cash equivalents and marketable securities
brAAA	2,140,746	2,641,602	1,578,282
brAA+	12	231,333	274,015
brAA	170,824	194,047	57,006
brAA- (ii)	10,145	70,052	119,096
A (ii)	27,449	64,252	24,266
Other (i)	38,941	94,556	7,176

Total cash and cash equivalents and marketable securities
(Notes 9 and 10)	2,388,117	3,295,842	2,059,841

Assets - derivative financial instruments
brAAA	87,145	40,603	63,183
brAA+		3,650	7,957
Others	6,409	566	3,944

	93,554	44,819	75,084

(i)            Includes counterparties without external credit rating by none of the three main rating agencies.

(ii)         Transaction approved by the Finance Committee, advisory of the Board of Directos.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The risk rating of the main financial institutions to which we are exposed is presented below:

Rating used
	for credit	Rating
Counterparty	risk analysis	agency

Banco ABC Brasil S.A.	AA.br	Fitch
Banco Alfa de Investimento S.A.	AA.br	Fitch
Banco Bradesco S.A.	AAA.br	Fitch
Banco BTG Pactual S.A.	AA.br	Fitch
Banco Credit Agricole Brasil S.A.	AAA.br	Fitch
Banco Daycoval S.A.	AA.br	Fitch
Banco do Brasil S.A.	AAA.br	Fitch
Banco Itaú BBA	AAA.br	Fitch
Banco Mizuho do Brasil S.A.	A	S&P
Banco Safra S.A.	AAA.br	Fitch
Banco Santander Brasil S.A.	AAA.br	Fitch
Banco Volkswagen S.A.	AAA.br	S&P
Banco Votorantim S.A.	AA+.br	Fitch
Bank of America Corp	BBB	Moody’s
Bank of Austria	BBB+	Moody’s
BNP Paribas Brasil	AAA.br	S&P
Caixa Economica Federal	AAA.br	Fitch
Citibank Brasil	AAA.br	S&P
Credit Suisse AG	A-	S&P
Deutsche Bank S.A.- Banco Alemão	AAA.br	Fitch
Goldman Sachs Group Inc.	BBB+	Moody’s
HSBC Brasil	AAA.br	Moody’s
JPMorgan Chase Bank NA	A+	Fitch
Morgan Stanley	BBB	Moody’s
Standard Chartered PLC	A	Moody’s
Banco ABC Brasil S.A.	AA.br	Fitch
Banco Alfa de Investimento S.A.	AA.br	Fitch

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

9                                        Cash and cash equivalents

	Average yield - %	December 31, 2013	December 31, 2012	January 1st, 2012

Cash and banks		24,348	52,810	62,989
Foreign currency
Fixed-term deposits — CDB	0.32	1,247,404	891,046	318,926

Cash and cash equivalents		1,271,752	943,856	381,915

10                                 Marketable securities

Marketable securities include financial assets classified as trading as follows:

	December 31, 2013	December 31, 2012	January 1st, 2012

Brazilian federal government securities, including under reverse repurchase agreements
LFT	52,151	268,984	208,602
LTN-Over	47,645	111,907	149,730
NTN-F	489,809	186,374
NTN-B(*)	48,183
Other			4,666

Private securities including securities under reverse repurchase agreements
Reverse repurchase agreements	241,084	766,281	1,282,236
CDB	138,340	584,734	31,750
CDB Box			942
RDB - fixed interest rate	1,000	1,000

In foreign currency
Private securities including securities under reverse repurchase agreements
Time deposits	98,153	432,706

Marketable securities	1,116,365	2,351,986	1,677,926

Current	1,068,182	2,351,986	1,677,926

Non-Current	48,183

(*)    These Notes, issued by the Brazilian federal government, are classified as held-to-maturity investments, they bear an average interest rate of 5.97% p.a. and a have a maturity date of August 15, 2020.

Private securities are mainly composed of short-term investments in CDB and reverse repurchase agreements which have immediate liquidity and bear interest based on the Interbank Deposit

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Certificate (CDI) interest rate. Government securities are composed of National Treasury Bills and Notes all issued by the Brazilian federal government. The average yield of marketable securities in the year of 2013 was 102.56% of the CDI (102.66% of the CDI as at December 31, 2012 and 102.47% of the CDI as at January 1, 2012). Securities in foreign currency correspond to time deposits with maturity over 90 days.

11                                 Derivative financial instruments

The following tables presents the Company’s derivative instruments, segregated by type, presenting both asset and liability position of swap contracts, by hedge strategy adopted, and the maturity schedule based on contractual terms.

(a)                                Derivative financial instruments by type

	Reference value (notional) - in US dollars			Fair value
Type of derivative	December 31, 2013	December 31, 2012	January 1st, 2012	December 31, 2013	December 31, 2012	January 1st, 2012

Operational hedge
Cash flow hedges of exports
NDF (US$)		170,000	921,900		(26,432)	(134,206)
Zero cost dollar	1,122,000	410,000	162,000	(12,451)	1,171	(6,954)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (US$)	540,309	564,012	227,891	15,332	(8,145)	(10,655)

Hedges of foreign currency
Swap JPY x US$ (JPY)			45,000			27,804
Swap DI x US$ (US$)	422,946	306,226	233,550	(149,807)	(78,345)	11,373
Swap TJLP x US$ (US$)	275,712	349,860	416,478	(225,340)	(148,123)	(92,165)
Swap Pre x US$ (US$)	273,472	97,737	41,725	(92,060)	(13,205)	(9,084)

				(464,326)	(273,079)	(213,887)

Classified
In current assets				22,537	18,344	31,638
In non-current assets				71,017	26,475	43,446
In current liabilities				(106,793)	(54,252)	(163,534)
In non-current liabilities				(451,087)	(263,646)	(125,437)

Total, net				(464,326)	(273,079)	(213,887)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments by type and broken down by nature of the exposure (asset and liability exposure for swaps)

	Reference value (notional) - in currency of origin			Fair value
Type of derivative	December 31, 2013	December 31, 2012	January 1, 2012	December 31, 2013	December 31, 2012	January 1, 2012

Future contracts - NDF
Cash flow hedge (US$)		170,000	921,900		(26,432)	(134,206)

Swap contracts
Asset
JPY fixed rate (JPY to USD)			4,754,615			136,077
USD LIBOR (LIBOR to fixed)	540,309	564,012	227,891	1,266,940	1,153,420	427,843
BRL fixed rate (BRL to USD)	822,168	551,195	399,370	1,036,022	706,349	514,257
BRL TJLP (BRL to USD)	447,925	569,708	679,784	425,413	572,177	611,091
BRL Pre (BRL to USD)	559,353	183,427	66,468	450,066	170,934	64,391
Liability
USD fixed rate (JPY to USD)			45,000			(108,273)
USD fixed rate (LIBOR to fixed)	540,309	564,012	227,891	(1,251,608)	(1,161,565)	(438,498)
USD fixed rate (BRL to USD)	422,946	306,226	233,550	(1,185,829)	(784,694)	(502,884)
USD fixed rate (BRL TJLP to USD)	275,712	349,861	416,478	(650,753)	(720,300)	(703,256)
USD fixed rate (BRL to USD)	273,472	97,737	41,725	(542,126)	(184,139)	(73,475)

Total of swap contracts				(451,875)	(247,818)	(72,727)

Options
Cash flow hedge — zero cost collar	1,122,000	410,000	162,000	(12,451)	1,171	(6,954)

				(464,326)	(273,079)	(213,887)

(c)                                 Derivative financial instruments by type of economic hedge strategy

	Fair value			Value (paid) or received
Type of derivative	December 31, 2013	December 31, 2012	January 1st, 2012	December 31, 2013	December 31, 2012

Operational hedges
Cash flow hedges of exports	(12,451)	(25,261)	(141,160)	(14,554)	(151,109)
Hedges of debts
Hedges of interest rates	15,332	(8,145)	(10,655)	(10,767)	(8,743)
Hedges of foreign currency	(467,207)	(239,673)	(62,072)	1,256	33,484)

	(464,326)	(273,079)	(213,887)	(24,065)	(126,368)

(d)                                Fair value of derivative financial instruments by maturity date and counterparty

The following tables present information about derivative financial instruments grouped by maturity and counterparty.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The following table presents the fair values by month of maturity:

	December 31, 2013
	2014	2015	2016	2017	2018	2019	2020	2021	Total

January	(3,923)	(6,285)	(5,215)	(3,814)	(857)	(1,698)			(21,792)
February	(7,632)	(8,889)	(6,652)	(5,296)	2,126	429	419		(25,495)
March	(5,441)	(6,278)	(4,097)	(3,590)	(1,468)	(1,759)			(22,633)
April	(6,544)	(7,187)	(4,802)	(4,074)	(1,122)	(1,777)			(25,506)
May	(10,307)	(9,637)	(6,772)	(5,353)	173	(1,176)			(33,072)
June	(9,701)	(10,182)	(7,968)	(6,832)	(1,637)	(1,832)			(38,152)
July	(5,063)	(6,407)	(3,423)	(693)	(1,474)	(1,862)			(18,922)
August	(8,266)	(8,810)	(5,253)	(2,732)	(16,953)	(18,222)	(19,081)		(79,317)
September	(5,360)	(15,188)	(12,574)	(55,700)	(33,734)				(122,556)
October	(6,106)	(6,676)	(3,535)	(3,768)	(1,611)				(21,696)
November	(7,967)	(8,961)	(5,276)	(2,749)	(371)				(25,324)
December	(7,947)	(9,440)	(6,484)	(4,334)	(1,656)				(29,861)

	(84,257)	(103,940)	(72,051)	(98,935)	(58,584)	(27,897)	(18,662)		(464,326)

	December 31, 2012
	2013	2014	2015	2016	2017	2018	2019	2020	Total

January	(11,875)	(2,652)	(4,065)	(4,067)	(3,311)				(25,970)
February	(10,120)	(3,188)	(4,586)	(3,882)	(2,976)	1,651	1,096	292	(21,713)
March	(2,092)	(1,856)	(2,784)	(2,403)	(2,238)	(80)			(11,453)
April	(3,195)	(3,095)	(4,511)	(3,932)	(3,420)	15			(18,138)
May	(1,873)	(3,590)	(4,915)	(3,952)	(2,987)	628	279		(16,410)
June	93	(3,578)	(5,154)	(4,499)	(3,674)	(116)			(16,928)
July	(1,058)	(3,453)	(3,852)	(3,077)	(1,683)				(13,123)
August	(1,965)	(3,993)	(4,176)	(2,969)	(1,231)	(9,170)	(11,040)	(12,195)	(46,739)
September	770	(2,111)	(7,304)	(6,637)	(27,668)	(15,716)			(58,666)
October	(1,459)	(3,791)	(3,980)	(3,202)	(1,722)				(14,154)
November	(1,813)	(4,189)	(4,228)	(3,051)	(1,288)	500			(14,069)
December	(1,320)	(4,546)	(4,465)	(3,567)	(1,818)				(15,716)

	(35,907)	(40,042)	(54,020)	(45,238)	(54,016)	(22,288)	(9,665)	(11,903)	(273,079)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Additionally, we present a table breaking down the notional and fair value by counterparty:

	December 31, 2013		December 31, 2012		January 1st, 2012
	Notional – in US Dollars	Fair value	Notional – in US Dollars	Fair value	Notional – in US Dollars	Fair value

Banco Itaú BBA S.A.	371,800	(44,568)	243,261	(17,865)	382,812	(49,975)
Deutsche Bank S.A.	342,450	247	143,450	(2,033)	37,500	(3,699)
Banco CreditAgricole Brasil S.A.	245,457	(8,473)	213,950	(3,844)
Banco Citibank S.A.	234,732	(65,783)	138,181	(39,734)	240,376	(6,695)
Bank of America Merrill Lynch	229,657	1,120			96,400	(20,041)
Banco Santander Brasil S.A.	211,958	(143,371)	248,918	(93,734)	255,556	(57,139)
Banco Safra S.A.	209,559	(102,127)	221,226	(55,131)	233,550	11,372
Banco BNP Paribas Brasil S.A.	207,000	(3,336)	125,000	853
HSBC Bank Brasil S.A.	190,810	(41,271)	154,601	(21,101)	135,046	(22,460)
Banco Bradesco S.A.	141,618	(45,960)	85,000	(23,214)
Banco J. P Morgan S.A.	125,000	274
Goldman Sachs do Brasil	64,650	(1,073)	123,250	(3,107)	186,850	(17,507)
Banco Votorantim S.A.	27,966	(9,668)	42,086	200
Banco Mizuho do Brasil S.A.	20,000	(195)			45,500	(2,521)
Morgan Stanley & CO.	11,782	(142)	58,912	(1,747)	229,042	(22,415)
Banco ABC Brasil S.A.
Rabobank Brasil S.A.			50,000	(2,389)
Banco Standard de Investimentos			35,000	(6,821)	14,500	(1,791)
Standard Chartered Bank					57,500	(8,285)
Banco Itaú BBA S.A.	371,800	(44,568)	243,261	(17,865)	382,812	(49,975)

	2,634,439	(464,326)	1,897,835	(273,079)	2,049,132	(213,887)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at December 31, 2013 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

Find below the description of the types of contracts and risks being hedged.

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

(iii)                           DI versus US dollar swap

The Company has plain-vanilla swaps of Interbank Deposit (DI) versus the US dollar with the objective of changing our debt exposure in Reais, subjected to DI into a debt in US dollars with fixed interest. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(iv)                            TJLP versus US dollar swap

The Company has plain-vanilla swaps of Long-term Interest Rate (TJLP) versus the US dollar with the objective of changing our debt exposure in Reais subject to interest based on TJLP, to debt in US dollars with fixed interest. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

(v)                                Zero cost collar

The Company entered into a zero cost collar (a purchased option (put) to purchase dollars and a written option (call) to sell dollars) with no leverage, with the objective of protecting our exposure to export sales denominated in US Dollar, with a strike price of the put (floor) and the call (ceiling) results in a floor and cap of the dollar exchange rate.

(vi)                            Pre swap versus US dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in Reais to a debt in US dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(vii)                        Fair value measurement of derivative financial instruments

As Note 6.2, the Company estimates the fair values of its derivative financial instruments, and acknowledges that these may differ from the amounts payable/receivable in the event of the early settlement of the instrument. This difference arises due to factors such as liquidity, spreads or the intention regarding early settlement by the counterparties, among other factors. The amounts estimated by management are also compared to the Mark-to-Market (“MtM”) prices provided as a reference by the banks (counterparties), and to estimates performed by an independent financial advisor.

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

(e)                                 Embedded derivative in forestry partnership and standing timber supply agreements

As described in Note 1(e), the forestry partnership and standing timber supply agreements signed on December 30, 2013 determine that the price of the wood volume to be purchased by Fibria from the Counterparty, be denominated in US Dollars per m3 of standing timber readjusted according to the US-CPI index. The US-CPI index is not closely related to inflation of the economic environment where the land is located.

The embedded derivative is a swap of sale of the US-CPI variations during the term of the forestry partnership and wood supply agreements. Considering that the price of the lease is contingent (determined as 40% of the volume of timber that is actually harvested in each harvesting cycle, multiplied by the purchase price of standing timber per m3, as established in the agreement), the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Company has considered as the notional value of the embedded derivative, the maximum possible payment amount contractually agreed (the “cap”). The notional value of the derivative is reduced as the payments are made by the Company every quarter. Since it is an embedded derivative, there were no disbursements or receivables relating to the derivative, and the disbursements will only be related to the corresponding standing timber supply pursuant to the contractual terms.

Considering that the forestry partnership and standing timber agreements were signed in December 30, 2013, the fair value of the embedded derivative at December 31, 2013 is close to zero, therefore, was not recorded.

The following table presents the change in the fair value of embedded derivative, in two adverse scenarios, that could generate significant losses to the Company.

To calculate the probable scenario, was considered the US-CPI index at the date of the singing of the forestry partnership and standing timber agreements. Since the fair value of the embedded derivative at December 31, 2013 is estimated to be zero, the Company has not recognized any effects in the income statement. The probable scenario was stressed considering an additional impact of 25% and 50%.

	Impact of an appreciation of the US-CPI at the fair value
	Probable	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements (*)		(109,410)	(227,390)

Total impact		(109,410)	(227,390)

(*) The reference value (notional) involved in this transaction is US$ 937 million, as at December 31, 2013.

12                                 Trade accounts receivable

(a)                                Breakdown of the balance by type of customer

	December 31, 2013	December 31, 2012	January 1st, 2012

Domestic customers	14,553	99,601	102,305
Intercompany	3,981	2,980	2,878
Export customers	375,711	714,142	916,391

	394,245	816,723	1,021,574

Allowance for doubtful accounts	(12,158)	(61,955)	(76,212)

	382,087	754,768	945,362

In 2013, we made some factoring transactions without recourse for certain customers’ receivables, in the amount of R$ 1,331,898 (R$ 686,619 at December 31, 2012 and R$ 306,787 at January 1, 2012), that were derecognized from accounts receivable in the balance sheet.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown of the balance by maturity and allowance for doubtful accounts

The following table presents a breakdown of trade receivables by maturity:

	December 31, 2013	December 31, 2012	January 1st, 2012

Not past due
Up to two months	155,342	438,069	511,079
Two to six months	165,019	247,297	306,411
Six to twelve months		579	16

Past due
Up to two months	61,726	63,576	125,363
Two to six months		1,962	330
Six to twelve months		2,069	609
Over one year		1,216	1,554

	382,087	754,768	945,362

At December 31, 2013, trade accounts receivable of R$ 61,726 (R$ 68,823 at December 31, 2012 and R$ 127,856 at January 1, 2012) were past due but not impaired. Management has a process to manage collections and does not expect to recognize any losses on these receivables. The receivables are related to several unrelated customers for whom there is no recent history of default.

At December 31, 2013, trade accounts receivable of R$ 12,158 (R$ 61,955 at December 31, 2012 and R$ 76,212 at January 1, 2012) were impaired and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery.

Changes in the allowance for doubtful accounts are as follows:

	2013	2012	2011

At the beginning of the year	(61,955)	(76,212)	(56,114)
Reversal (provision)	1,950	3,376	(22,237)
Trade accounts receivable written off during the year as uncollectible, related to previous years	47,847	10,940	2,139
Exchange effect		(59)
Reclassification to assets held for sale

At the end of the year	(12,158)	(61,955)	(76,212)

(c)                                 Main customers

For the year ended December 31, 2013, the Company has three customers that represent 50% of the Company’s net revenue (32% in 2012 and 29% in 2011, represented by two customers).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(d)                                Breakdown of the balance by currency

Fibria’s trade accounts receivable are denominated in the following currencies:

	December 31, 2013	December 31, 2012	January 1st, 2012

Real	6,376	41,345	29,632
US dollar	367,475	707,609	914,048
Euro	8,236	5,814	1,682

	382,087	754,768	945,362

(e)                                 Guarantees in Compror operations and factoring of trade receivables

The Company is a guarantor in factoring Compror operations, performed with selected customers in Brazil. The amount guaranteed by Fibria at December 31, 2013 was R$ 36,825 (R$ 67,389 at December 31, 2012 and R$ 84,376 at January 1, 2012). Fair value of these guarantees is not significant considering the high credit quality of those selected customers, as well as no history of default.

The Company makes factoring transactions without credit recourse for certain customers’ receivables. These assets were derecognized from accounts receivable in the balance sheet

13                                 Inventory

	December 31, 2013	December 31, 2012	January 1st, 2012

Finished goods
At plants/warehouses in Brazil	128,893	131,806	135,110
Outside Brazil	587,032	470,082	518,305
Work in process	15,592	13,438	31,141
Raw materials	385,447	422,288	360,473
Supplies	140,873	142,288	129,298
Imports in transit	7,587	2,333	2,140
Advances to suppliers	306	907	2,240

	1,265,730	1,183,142	1,178,707

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

14                                 Recoverable taxes

	December 31, 2013	December 31, 2012	January 1st, 2012

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	226,410	187,941	208,993
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	17,869	16,140	19,520
Value-added Tax on Sales and Services (ICMS) on purchases of raw materials and supplies	816,727	715,904	614,274
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	542,237	526,410	669,805
Provision for the impairment of ICMS credits	(658,308)	(579,103)	(507,573)

	944,935	867,292	1,005,019

Current	201,052	209,462	327,787

Non-current	743,883	657,830	677,232

Fibria has been accumulating ICMS credits in the States of Espírito Santo and Mato Grosso do Sul since its sales are mostly to foreign customers. The Company’s management revised the estimates for the realization of such credits and recognized an impairment: (i) for the full amount for the Mato Grosso do Sul unit due to the low probability of realization; and (ii) a partially for the Espírito Santo unit for approximately 80% of the total amount. When the partial provision was recorded management had already taken actions in order to recover these taxes, which are being recovered through the operations in the state.

Based on the budget approved by the Company’s management, substantially all the tax credits are expected to be realized by the end of 2020:

	Amount	Percentage

In the next 12 months	201,052	24
In 2015	174,694	21
In 2016	191,441	23
In 2017	77,138	10
In 2018	109,997	13
In 2019	30,355	4
In 2020	45,001	5

	829,678	100

PIS and COFINS related to property, plant and equipment (*)	115,257

	944,935

(*)      These credits were not included in the schedule above, since they will be realized over the useful lives of the property, plant and equipment.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2013	2012	2011

At the beginning of the year	(579,103)	(507,573)	(481,527)
Provision for impairment	(79,205)	(71,530)	(46,941)
Reversal			20,895

At the end of the year	(658,308)	(579,103)	(507,573)

The provision and reversal of the provision for impaired ICMS credits were recorded in the Statement of profit and loss under “Cost of sales”.

15                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income (profit). The subsidiaries located outside of Brazil use methods established by the respective local regulations. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the financial statements.

(a)                                Deferred taxes

Deferred income tax and social contribution tax assets arise from tax loss carryforwards and temporary differences related to (i) the effect of foreign exchange gains/losses mainly of loans and financings (which for tax purposes are taxed/deductible on a cash basis); (ii) adjustment to fair value of derivative instruments; (iii) provisions not currently deductible for tax purposes; (iv) investments in rural activity; and (vi) temporary differences arising from the adoption of IFRS/CPCs.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	December 31, 2013	December 31, 2012	January 1st, 2012

Tax loss carryforwards (*)	172,519	349,010	320,982
Provision for contingencies	118,237	65,578	30,506
Sundry provisions (impairment, operational and other)	417,574	401,113	383,395
Results of derivative contracts recognized on a cash basis for tax purposes	157,871	92,847	72,537
Exchange variations - recognized on a cash basis for tax purposes	646,286	470,825	73,412
Tax amortization of goodwill	110,940	113,178	110,936
Actuarial gains on medical assistance plan (SEPACO)	3,729	11,414	3,600
Tax depreciation	(9,518)	(11,391)	(14,986)
Reforestation costs already deducted for tax purposes	(311,965)	(299,632)	(284,020)
Fair values of biological assets	(199,861)	(239,094)	(214,952)
Effects of business combination - acquisition of Aracruz	(13,972)	(31,998)	(45,212)
Tax benefit of goodwill not amortized for accounting purposes	(357,835)	(268,376)	(178,917)
Other provisions	(1,785)	(1,791)	(1,791)

Total deferred taxes, net	732,220	651,683	255,490

Deferred taxes - asset (net by entity)	968,116	879,606	995,368

Deferred taxes - liability (net by entity)	235,896	227,923	739,878

(*)   The balance as at December 31, 2013 includes the amount of R$ 278,486 (R$ 238,201 in 2012 and R$ 200,711 in 2011) related to the provision for impairment, as detailed in item (e) below.

On November 27, 2013, the Company applied R$ 174,985 of credits from tax loss carryforwards and negative basis of social contribution for the payment of the debts related to the REFIS, as Note 25(a) and (b).

Tax loss carryforwards and deferred credits from temporary differences are expected to be realized in accordance with the following schedule:

	Amount	Percentage

In the next 12 months	161,242	10
In 2015	194,510	12
In 2016	152,517	9
In 2017	215,152	13
In 2018	212,360	13
Between 2019 to 2020	286,784	18
Between 2021 to 2022	145,468	9
After 2023	259,123	16

	1,627,156	100

During the next 12 months, the Company expects to realize R$ 116,770 related to deferred tax liabilities.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Changes in the provision for impairment of the Company’s foreign tax credits are as follows:

	December 31, 2013	December 31, 2012	January 1st, 2012

At the beginning of the year	(238,201)	(200,711)
Provision			(200,711)
Exchange currency	(40,285)	(37,490)

At the end of the year	(278,486)	(238,201)	(200,711)

Changes in the net balance of deferred income tax are as follows:

	2013	2012	2011

At the beginning of the year	651,683	251,890	109,665
Tax loss carryforwards	(136,206)	28,558	(180,634)
Provision for impairment of foreign deferred tax assets	(40,285)	(37,490)	(200,711)
Temporary differences regarding provisions	69,120	52,790	(66,241)
Derivative financial instruments taxed on a cash basis	65,024	20,310	117,709
Amortization of goodwill	(91,697)	(87,217)	(78,114)
Reforestation costs	(10,460)	(12,018)	(89,056)
Exchange gains/losses taxed on a cash basis	175,461	434,373	539,069
Fair value of biological assets	39,233	(24,141)	82,321
Actuarial gains (losses) on medical assistance plan (SEPACO)	(7,685)	11,414	3,600
Other	18,032	13,214	17,882

At the end of the year	732,220	651,683	255,490

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Reconciliation of income tax and social contribution benefit (expense)

	2013	2012	2011

Loss from continuing operations taxes on income	(343,576)	(989,730)	(1,491,012)

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	116,816	336,508	506,944

Reconciliation to effective expense

Adherence to Refis (Provisional Measure nº 627/2013) (Note 25 (a))	(560,454)
Non-taxable equity in earnings (losses) of associates		(201)	(141)
Transaction costs - capital increase		(6,063)
Provision for impairment of foreign deferred tax credits assets (i)			(200,711)
Taxes from foreign subsidiaries	(15,306)
Difference in tax rates of foreign subsidiaries	4,446	(91,963)	137,415
Effects of the elimination of the intercompany transactions	114,181	74,923	(26,329)
Present value adjustment - Aracruz acquisition			(13,156)
Other, mainly non-deductible provisions	(13,689)	(21,444)	(21,779)

Income tax and Social Contribution (expense) benefit for the year (*)	(354,006)	291,760	382,243

Effective rate - %	(103.0)	29.5	25.6

(i)        See item (e) below.

(*)    In 2013, the amount of R$ 354,006 includes R$ (560,454) Refis related payments recorded in current income taxes and R$ (206,448) of current income tax expense for the year and R$ 265,600 related to deferred income tax and social contribution benefit.

In 2012, the amount of R$ 291,760 includes R$ (42,167) of current income taxes expense for the year and R$ 333,927 related to deferred income tax and social contribution benefit.

In 2011, the amount of R$ 382,243 includes R$ 67,835 of current income taxes benefits for the year and R$ 314,408 related to deferred income tax and social contribution benefit.

(c)                                 Transitional Tax System (RTT)

For purposes of determining income taxes and social contribution on net income for 2013 and 2012, the Company in Brazil elected to adopt the provisions of the RTT, in which it is allowed to annul the accounting effects of Law 11,638/07 and Provisional Measure (MP) 449/08, converted into Law 11,941/09, and control reconciling items in the Taxable Income Assessment Book (LALUR) or auxiliary records, without affecting the statutory accounting records.

On November 11, 2013, the Provisional Measure (MP) 627/13 was issued repealing the Transitional Tax System (RTT) and regulates the taxation for residents in Brazil in relation to profits from foreign companies. One of the goals of the MP is to establish the adjustments that must be made in the tax books for calculating the basis the income tax and social contribution, with the end of the tax neutrality to new accounting methods and criteria introduced by Law 11,638/07 and Law 11,941/09. Fibria’s management analyzed the potential effects of the application of the new standard, and considers them to be immaterial, and is awaiting for the MP to become Law to determine its early adoption starting 2014.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(d)                                Income tax on business combinations

The Company has taxable temporary differences associated with a gain on bargain purchase resulting from the asset exchange with International Paper, for which a deferred tax liability, in the amount of R$ 605,540, was not recognized, since the realization of such gain is under the control of management and there are no plans for realizing such gain in the foreseeable future.

Tax goodwill resulting from the acquisition of Aracruz has been attributed to expectation of future profitability and amounts to R$ 1,359,420, representing a tax benefit for income tax and social contribution of R$ 462,203, to be recognized over 62 months.

(e)                                 Recoverability of tax loss carryforwards

As mentioned in Note 3(a), the subsidiary Fibria Trading International KFT, has tax loss carryforwards amounting to US$ 133,550 thousand, equivalent to R$ 312,854 as of December 31, 2013, for which realization is not probable as result of the decision to transfer its current operations to Fibria International Trade GmbH. Management performed a recoverability analysis based on the estimated taxable income.

As a result, the Company recorded a loss for a substantial portion of the previously recognized deferred tax assets with the loss amounting to US$ 118,679 thousand, equivalent to R$ 278,485, as of December 31, 2013 (US$ 116,565 thousand, equivalent to R$ 238,201, as of December 31, 2012 and US$ 107,000 thousand, equivalent to R$ 200,711, as of January 1, 2012). Such expense has been within “Income tax and social contribution - Deferred” in the Statement of profit and loss.

16                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.38% of our shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, associates, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances and transactions with related parties are as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	December 31, 2013	December 31, 2012	January 1st, 2012

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(716)	(722)	(63)
BNDES	Financing	(1,796,757)	(1,747,272)	(1,773,842)

		(1,797,473)	(1,747,994)	(1,773,905)

Transactions with associates
Bahia Produtos de Madeira S.A.	Sales of wood	3,815	2,980	2,878

Transactions with Votorantim Group companies
VOTO III	Bonds			(117,767)
Votener - Votorantim Comercializadora e Energia	Energy supplier		(388)	(388)
Banco Votorantim S.A.	Financial investments and financial instruments	(9,668)	197,782	176,156
Votorantim Cimentos S.A.	Energy supplier	74
Votorantim Cimentos S.A.	Input supplier	(34)	(11)	(87)
Votorantim Cimentos S.A.	Sales of land		31,362
Votorantim Siderurgia S.A.	Sales of waste	24	57	47
Sitrel Siderurgia Três Lagoas	Energy supplier	267
Votorantim Metais	Chemical products supplier	(241)	(228)	(214)
Votorantim Metais	Leasing of land	(788)	(1,476)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(37)	(33)	(33)

		(10,403)	227,065	57,714

Net		(1,804,061)	(1,517,949)	(1,713,313)

Presented in the following lines
In assets
Marketable securities (Note 10)			191,537	170,687
Trade accounts receivable (Note 12)		3,981	2,980	2,878
Related parties - non-current		7,142	6,245	5,469
Other assets - current			31,362
In liabilities
Loans and financing (Note 23)		(1,796,757)	(1,747,272)	(1,891,609)
Derivative financial instruments (Note 11)		(9,668)
Suppliers		(8,759)	(2,801)	(738)

		(1,804,061)	(1,517,949)	(1,713,313)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(ii)                               Transactions recognized in the Statement of profit and loss

	Income (expense)
	Nature	2013	2012	2011

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(10,682)	(10,776)	(10,418)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(165,774)	(156,339)	(170,213)

		(176,456)	(167,115)	(180,631)

Transactions with associates	Sales of wood
Bahia Produtos de Madeira S.A.		11,332	9,614	10,796

Transactions with Votorantim Group companies
VOTO III	Bond		7,994	22,524
Votener - Votorantim Comercializadora de Energia	Energy supplier	(40,425)	(19,546)	(31,267)
Banco Votorantim S.A.	Investments and financial instruments	(2,589)	16,372	20,780
Votorantim Cimentos S.A.	Energy supplier	7,753	22
Votorantim Cimentos S.A.	Leasing of lands	(503)	(396)	(1,113)
Votorantim Cimentos S.A.	Sale of lands		31,362
Votorantim Siderurgia S.A.	Sale of waste	83	135
Sitrel Siderurgia Três Lagoas	Energy supplier	1,034
Votorantim Metais Ltda.	Chemical products supplier	(4,363)	(5,560)	(8,929)
Votorantim Metais Ltda.	Leasing of lands	(9,164)	(9,709)	(7,067)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(441)	(394)	(401)

		(48,615)	20,280	(5,473)

Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

•            Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, Personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 10,706 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical advice, trainings, including management improvement programs. These services are also provided to the entire Votorantim Group and the Company reimburses VID at cost for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

as well as the expansion and modernization of its plants (Note 23).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

•            Associates

The Company has balance receivable of R$ 3,815 from Bahia Produtos de Madeira S.A., corresponding to sale of wood, with maturity in 2019, renewable for 15 years.

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

The Company maintains investments in CDB and securities purchased under agreement to resell (“reverse repos”) issued by Banco Votorantim S.A., with average remuneration of 103.5% of the CDI and diary liquidity as from September 2013 and final maturity in April 2015. The Company’s cash management policy is intended to provide efficiency in investment returns and to maximize liquidity, based on market practices. The Company has also entered into derivative financial instruments contracts with Banco Votorantim. The Shareholders Agreement limits the intercompany investments to R$ 200 million for securities and R$ 100 million of notional value for derivative instruments.

On January, 2012, the Company entered into a contract to purchase sulfuric acid 98% from Votorantim Metais, for R$ 18,500, in exchange for the supply of 36,000 metric tons of acid for two years, up to December 31, 2013.

The Company has an agreement with Votorantim Cimentos for the supply of road construction supplies, such as rock and calcareous rock, in the approximate amount of R$ 11,706 through December 12, 2014. This agreement may be terminated at any time with prior notice of 30 days, without any contractual penalties.

On December, 2012, the Company entered into a contract with Votorantim Cimentos to sale of lands, in the amount of R$ 31,362, which was settled in November, 2013.

The Company has land lease agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling R$ 76,496.

The Company has land lease agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

In the years ended December 31, 2013, 2012 and 2011, no provision for impairment was recognized on assets involving related parties.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Remuneration of officers and directors

The total annual amount authorized by the Annual General Meeting on April 27, 2012 for the remuneration of Board of Executive Officers, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for 2012 was R$ 43,481. The remuneration expenses, including all benefits, are summarized as follows:

	2013	2012	2011

Short-term benefits to officers and directors	23,933	24,495	21,624
Rescission of contract benefits	1,587	2,839	8,224
Long-term benefits to officers and directors	6,384	3,887
Benefit program - Phantom Stock Options	5,425	471

	37,329	31,692	29,848

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

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees’ members of R$1,286 for the year ended December 31, 2013 (R$ 917 for the year ended December 31, 2012 and R$ 908 for the year ended December 31, 2011).

The Company does not have any additional post-employment active plan and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded in the following lines items of the current and non-current liabilities:

	December 31, 2013	December 31, 2012	January 1st, 2012

Current liability
Payroll, profit sharing and related charges	8,080	7,418	6,427

Non-current liability
Other payables	12,827	4,861	313

	20,907	12,279	6,740

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

17                                 Investments

	December 31, 2013	December 31, 2012	January 1st, 2012

Investment in associate - equity method (a)	6,913	6,913	7,506
Provision for impairment of investments (a)	(6,913)	(6,913)
Other investment — at fair value (b)	46,922	40,674

	46,922	40,674	7,506

(a)                                Investment in associate

	Our ownership
	Associate’s information			On equity			On profit and loss
		Profit
	Equity	and loss	%	December 31, 2013	December 31, 2012	January 1st, 2012	2013	2012	2011

Associate recorded under the equity method
Bahia Produtos de Madeira S.A.	20,740		33.3	6,913	6,913	7,506		(592)	(414)

Provision for impairment
Bahia Produtos de Madeira S.A.				(6,913)	(6,913)

						7,506		(592)	(414)

None of the associates or jointly-operated entity has publicly traded shares.

There are no contingent liabilities related to the Company’s interest in the associate. The provisions and contingent liabilities related to the jointly-operated entities of the Company are described in Note 24.

Additionally, the Company does not have any significant restriction with regards to its associate and jointly-operated entities and does not have any commitment related to its jointly-operated entities.

(b)                            Other investment

We have, approximately, 6% of ownership in Ensyn’s share capital. We performed an assessment regarding the rights related to these shares and concluded that we do not have a significant influence over Ensyn, as such this investment has been recorded at fair value.

Fair value changed in our interest in Ensyn was not significant between the date of acquisition of our investment (October 2012, as mentioned in Note 1(h)) and December 31, 2013, therefore, the carrying amount as of December 31, 2013 equals the cost of the investment. See below the changes in the investment for the year ended December 31, 2013:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

2013

At the beginning of the year	40,674

Fair value of the warrants, recognized in the profit and loss	70
Foreign exchange of the warrants, recognized in the profit and loss	927
Foreign exchange of the shares, recognized in the “Other comprehensive income”	5,251

At the end of the year	46,922

18                                 Biological assets

The Company’s biological assets are substantially comprised of growing forests, intended for the supply of wood for pulp production. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo and Bahia.

The reconciliation of the book balances at the beginning and at the end of the year is as follows:

	2013	2012	2011

At the beginning of the year
Historical cost	2,451,612	2,477,271	2,499,001
Fair value	873,992	786,939	1,051,635
	3,325,604	3,264,210	3,550,636

Additions	860,134	755,531	761,502
Harvests in the period
Historical cost	(580,192)	(502,691)	(569,813)
Fair value	(283,333)	(365,726)	(405,617)
Change in fair value	102,265	297,686	125,053
Reclassification to assets held for sale
CONPACEL
Losango			(241,595)
Assets on the south of Bahia State	(822)	(129,745)
Transfer	(222)	6,339	44,044

At the end of the year	3,423,434	3,325,604	3,264,210
Historical cost	2,730,510	2,451,612	2,477,271
Fair value	692,924	873,992	786,939

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
at December 31, 2013

In thousands of Reais, unless otherwise indicated

based on the average annual growth (IMA) by region.

The average net sales price was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing timber by region. The average estimated cost contemplates expenses for selling, chemical control of growth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimated based on average rates of return for those assets, based on the average of the existing lease agreements.

The valuation model considers the net cash flows after income taxes and the discount rate used also considers the tax effects.

The following table presents the main inputs considered in estimating the fair value of biological assets:

	December 31, 2013	December 31, 2012	January 1st, 2012

Actual planted area (hectare)	446,544	446,168	551,959
Average annual growth (IMA) - m3/hectare	41	41	41
Net average sale price - R$/m3	56.53	53.86	50,70
Remuneration of own contributory assets - %	5.6	5.6	5.6
Discount rate - %	6.26	6.45	7.9

The increase in the fair value of biological assets during the year ended December 31, 2013 was the result of the combined fluctuation of the inputs presented above which resulted in a gain of R$ 102,265. The changes in the fair value of the biological assets are recognized in the profit and loss, within “Other operating income (expenses)” (Note 33).

	December 31, 2013	December 31, 2012	January 1st, 2012

Fair value of the renovation of forests in the year	(13,127)	144,729	152,405
Growing of plantation (IMA, area and age)	(88,738)	9,197	(95,143)
Variation of price and discount rate	204,130	143,760	67,791

	102,265	297,686	125,053

Fair values of biological assets as of December 31, 2013, 2012 and January 1, 2012 was estimated by management. The biological assets are classified within Level3 of the fair value hierarchical level. There were no transfers between levels during 2013.

As detailed in Notes 36 and 1(d), the Company reclassified forest assets and land located in the south of Bahia state for assets held for sale.

The Company has no biological assets pledged as of December 31, 2013.

In 2013, the volume of harvested wood from the Company’s biological assets was 15,796 million of m3.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

19           Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2010	2,119,325	1,618,144	8,516,831	280,455	391,667	53,009	12,979,431
Additions	15,066	1,578	14,272		436,302	3,717	470,935
Disposals	(17,862)	(7,902)	(28,339)	(3,075)		(847)	(58,025)
Depreciation		(122,247)	(673,546)			(16,419)	(812,212)
Tax credits			(428)				(428)
Reclassification to assets held for sale (Losango and Piracicaba)	(283,867)	(60,237)	(261,124)		(20,456)	(5,480)	(631,164)
Transfers and others (*)	20,581	132,784	408,009	(71,597)	(609,647)	12,580	(107,290)

At December 31, 2011	1,853,243	1,562,120	7,975,675	205,783	197,866	46,560	11,841,247
Additions	32	299	2,886	3,061	230,475	950	237,703
Disposals	(56,768)	(5,201)	(14,509)			(518)	(76,996)
Depreciation		(122,268)	(676,576)			(15,389)	(814,233)
Transfers and others (*)	19,179	54,809	115,201	63	(213,980)	11,568	(13,160)

At December 31, 2012	1,815,686	1,489,759	7,402,677	208,907	214,361	43,171	11,174,561
Additions		342	14,310	(35,624)	347,837	2,696	329,561
Disposals	(31,202)	(3,641)	(97,443)	(148,966)		(13,608)	(294,860)
Depreciation		(121,831)	(676,386)			(15,123)	(813,340)
Disposals related Asset Light project (Note 1(e))	(544,126)	(52,402)					(596,528)
Transfers and others (*)	8,974	114,365	259,559		(371,169)	13,381	25,110

At December 31, 2013	1,249,332	1,426,592	6,902,717	24,317	191,029	30,517	9,824,504

(*)    Refer to advances reclassified to biological assets group and non-current advances.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2013
Cost	1,249,332	2,650,750	13,219,529	24,317	191,029	223,623	17,558,580
Accumulated depreciation		(1,224,158)	(6,316,812)			(193,106)	(7,734,076)

Net	1,249,332	1,426,592	6,902,717	24,317	191,029	30,517	9,824,504

At December 31, 2012
Cost	1,815,686	2,663,057	13,192,701	208,907	214,361	236,772	18,331,484
Accumulated depreciation		(1,173,298)	(5,790,024)			(193,601)	(7,156,923)

Net	1,815,686	1,489,759	7,402,677	208,907	214,361	43,171	11,174,561

At January 1st, 2012
Cost	1,853,243	2,619,911	13,144,928	205,783	197,866	226,921	18,248,652
Accumulated depreciation		(1,057,791)	(5,169,253)			(180,361)	(6,407,405)

Net	1,853,243	1,562,120	7,975,675	205,783	197,866	46,560	11,841,247

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The annual average depreciation rates for property plant and equipment as of December 31, 2013, based on their useful life, are as follow:

Average rates

Buildings	4%
Machinery, equipment and facilities	5.5%
Others	10% to 20%

The balance of construction in progress is comprised mainly of expansion and optimization projects of the Company’s industrial units, being R$ 52,104 in the Jacareí unit, R$ 17,700 of forest area, R$49,858 of Fibria - MS, R$ 51,197 in the Aracruz unit, R$ 13,201 in Veracel.

Borrowing costs capitalized were calculated based on the weighted average cost of the related debt. During the first six months of 2013, the rate applied was 3.61% p.a., and, in accordance with our internal policy, it was revised in July to 3.84% p.a. In 2012, the rate used was 5.08% p.a. in the first semester and 3.88% p.a. in the second semester.

The amounts related to depreciation, depletion and amortization expenses were recorded in the statement of operations in “Cost of sales”, “Selling expenses” and “General and administrative expenses” and are disclosed in Note 33.

Property, plant and equipment given as collateral are disclosed in Note 22.

The amount regarding the disposals related to advances to suppliers refers, substantially, to Guaíba Project which was canceled.

The Company currently does not have items of fixed assets for which it expects to abandon or dispose of or for which provision for asset retirement obligations would be required.

20                                 Intangible assets

		December 31,			December 31,	January 1st,
	Annual	2013			2012	2012
	amortization		Accumulated
	rate - %	Cost	amortization	Net	Net	Net

Goodwill - CGU Aracruz		4,230,450		4,230,450	4,230,450	4,230,450
Systems development and deployment	20	188,573	(156,224)	32,349	40,004	49,199
Intangible assets acquired in the business combination
Databases	10	456,000	(228,000)	228,000	273,600	319,200
Patents	15.9	129,000	(103,200)	25,800	46,820	67,365
Relationship with suppliers
Diesel and ethanol	20	29,000	(29,000)		2,668	9,251
Chemical products	6.3	165,000	(51,562)	113,438	123,420	133,815
Other		4,228		4,228	201	168

		5,202,251	(567,986)	4,634,265	4,717,163	4,809,448

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(a)                            Roll forward of net book value

	2013	2012	2011

At the beginning of the year	4,717,163	4,809,448	4,906,443
Changes in intangible asset from business combinations - CGU Aracruz
Amortization of databases, patents and suppliers	(79,271)	(83,124)	(83,123)
Reclassification of goodwill to assets held for sale (CONPACEL)
Acquisition and disposal of software, net	(7,687)	(9,192)	(13,180)
Other	4,060	31	(692)

At the end of the year	4,634,265	4,717,163	4,809,448

Amortization of intangible assets was recorded in “General and administrative expenses” and “Other operating income (expenses), net”.

The impairment test for the goodwill related to the CGU Aracruz is described in Note 37.

21                                 Finance and operating lease agreements

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

	December 31,			December	January 1st,
	2013			31, 2012	2012
		Accumulated
	Cost	depreciation	Net	Net	Net

Forestry equipment	13,775	(13,453)	322	8,205	17,386
Oxygen and chemical facilities	88,990	(32,661)	56,329	67,689	73,369

	102,765	(46,114)	56,651	75,894	90,755

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The following is a detail of the present value and future minimum payments for each of the periods indicated below:

Years	Present value	Future value

2014	10,940	11,336
2015 to 2019	45,032	56,676
After 2019	28,137	48,173

	84,109	116,185

There are no restrictions imposed by financial lease agreements.

(b)                                Operating leases

(i)                                   Minimum non-cancellable payments

•             Land leasing - the Company leases land for planting forests based on third-party operational leases as a source of raw materials for its production. The leases are for a period up to 21 years. Lease payments, equivalent to market value are made according to the contract. The land lease agreements have renewal options of the lease period at market value.

•             Sea domestic transport - the Company is party to a long-term contract to receive sea freight services for 20 years, for the sea domestic transport of raw materials utilizing pushers and maritime barges from the Terminal of Caravelas (BA) to Portocel (ES).

•            Export transport - the Company is also a party to long-term contracts with STX Pan Ocean Co. Ltd. to receive sea freight services for 25 years for transportation of pulp from Brazil to several ports in Europe, North America and Asia.

At December 31, 2012, minimum payments of future operating leases are as follows:

		Sea domestic	Export
Years	Land leasing	transport	transport

2014	97,924	49,985	70,223
2015 to 2016	184,178	99,969	140,446
2017 to 2019	265,626	149,954	210,669
After 2020	494,254	199,938	1,281,570

	1,041,982	499,846	1,702,908

(ii)                               Contingent payments

•             Forestry partnership agreements — as explained in Note 1(e), on December 30, 2013, the Company entered into a forestry partnership and a standing timber supply agreement for a maximum term of 24 years, with contingent payments related to the repurchase of the standing timber volume that the counterparty has the right to receive. The purchase price is established in US dollars, as defined in the contract, and adjusted according to the US-CPI index.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Since there is not a mandatory volume of timber determined by the forestry partnership agreement that could guarantee a minimum payment to the counterparty, there are no minimum future payments to be disclosed by the Company. During the year ended December 31, 2013 the Company did not recognize any contingent payment with regards to this agreement.

22                                 Advances to suppliers - forestry partnership programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Under the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be reimbursed through delivery of wood by forest producers.

The table below presents the movement during the years:

	December 31, 2013	December 31, 2012	January 1st, 2012

At the beginning of the year	740,310	760,611	693,490
Advances made	134,035	87,500	176,479
Wood harvested	(111,214)	(128,241)	(45,368)
Transfers to forest and others	(37,067)	(12,710)	(31,557)
Reversal (reclassification) of assets held for sale (*)		33,150	(32,433)

At the end of the year	726,064	740,310	760,611

(*)         Related to the Losango Project (Note 1 (d)(i)).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

23                                 Loans and financing

(a)                                Breakdown of the balance by type of loan

	Average
	annual	Current			Non- current			Total
Type/purpose	interest rate - %	December 31, 2013	December 31, 2012	January 1st, 2012	December 31, 2013	December 31, 2012	January 1st, 2012	December 31, 2013	December 31, 2012	January 1st, 2012

In foreign currency
BNDES - currency basket	5.9	53,038	49,075	48,790	304,091	233,397	220,471	357,129	282,472	269,261
Export credits (Finnvera)	3.5	52,210	46,319	42,731	173,244	193,959	217,218	225,454	240,278	259,949
Bonds - US$	7.3	1,547,708	65,763	34,575	1,816,385	4,577,197	5,103,839	3,364,093	4,642,960	5,138,414
Bonds - JPY				2,223			115,544			117,767
Export credits (prepayment)	3.0	457,523	218,662	29,051	2,425,260	2,503,308	2,777,003	2,882,783	2,721,970	2,806,054
Export credits (ACC/ACE)	2.3	451,718	440,604	623,632		214,567		451,718	655,171	623,632
EIB Europe Inv. Bank				784						784
Leasing				8,773			5,958			14,731

		2,562,197	820,423	790,559	4,718,980	7,722,428	8,440,033	7,281,177	8,542,851	9,230,592

In Reais
BNDES - TJLP	7.7	346,593	248,731	242,321	1,093,035	1,216,069	1,262,260	1,439,628	1,464,800	1,504,581
FINAME	4.2	4,853	7,483	2,336	10,410	7,182	7,516	15,263	14,665	9,852
NCE	12.1	46,770	49,344	45,203	942,665	636,982	463,987	989,435	686,326	509,190
Midwest Region Fund (FCO and FINEP)	8.2	11,948	12,024	11,689	35,646	47,289	58,513	47,594	59,313	70,202

		410,164	317,582	301,549	2,081,756	1,907,522	1,792,276	2,491,920	2,225,104	2,093,825

		2,972,361	1,138,005	1,092,108	6,800,736	9,629,950	10,232,309	9,773,097	10,767,955	11,324,417

Interest		94,946	117,992	114,432	35,337	105,053	65,828	130,283	223,045	180,260
Short-term borrowing		20,670	111,898	98,667					111,898	98,667
Long-term borrowing		2,847,745	908,115	879,009	6,765,399	9,524,897	10,166,481	9,642,814	10,433,012	11,045,490

		2,972,361	1,138,005	1,092,108	6,800,736	9,629,950	10,232,309	9,773,097	10,767,955	11,324,417

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity

Non-current portion of the debt at December 31, 2013 by maturity:

	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total

In foreign currency
BNDES - currency basket	48,986	38,037	50,582	46,308	32,975	45,304	38,019	3,880		304,091
Export credits (Finnvera)	49,419	49,419	49,419	24,987						173,244
Bonds - US$					143,547	369,439	1,303,399			1,816,385
Export credits (prepayment)	285,455	442,942	650,262	482,522	457,597	106,482				2,425,260

	383,860	530,398	750,263	553,817	634,119	521,225	1,341,418	3,880		4,718,980

In Reais
BNDES - TJLP	317,242	176,649	162,010	119,684	84,877	106,048	99,622	22,287	4,616	1,093,035
FINAME	4,959	3,225	2,059	167						10,410
NCE	116,425	107,846	329,867	302,079	43,225	43,223				942,665
Midwest Region Fund (FCO e FINEP)	11,643	11,643	11,643	409	308					35,646

	450,269	299,363	505,579	422,339	128,410	149,271	99,622	22,287	4,616	2,081,756

	834,129	829,761	1,255,842	976,156	762,529	670,496	1,441,040	26,167	4,616	6800,736

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency and interest rate

Loans and financing are broken-down in the following currencies:

	Currency
	December 31, 2013	December 31, 2012	January 1st, 2012

Real	2,491,920	2,225,104	2,093,825
Dollar	6,924,048	8,260,379	8,843,564
JPY			117,767
Currency basket	357,129	282,472	269,261

	9,773,097	10,767,955	11,324,417

Loans and financing are broken-down by interest rate:

	Interest rate
	December 31, 2013	December 31, 2012	January 1st, 2012

CDI	989,435	686,326	509,190
TJLP	1,397,463	1,449,587	1,504,491
Libor	3,107,014	2,756,150	2,929,970
Currency basket	357,129	282,472	269,261
Fixed	3,922,056	5,593,420	6,111,505

	9,773,097	10,767,955	11,324,417

(d)                            Amortization of transaction costs

The table below presents the annual effects of the amortization of transaction costs in the effective interest rate method:

	December 31, 2013
Description	2014	2015	2016	2017	2018	After 2019	Total

Export credits (Finnvera)	830	830	830	830	138		3,458
Bond - USD	64,310	13,400	13,400	13,400	13,400	19,918	137,828
Export credits (prepayment)	6,426	1,407	1,407	1,407	1,093	275	12,015

	71,566	15,637	15,637	15,637	14,631	20,193	153,301

The capitalization of transaction costs for loans and financing increases the average effective cost of the debt in 0.40% p.a.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(e)                                 Roll forward

The roll forward of the carrying amounts at the presented period is as follows:

	2013	2012	2011

At the beginning of year	10,767,955	11,324,417	10,581,457
Borrowings	1,279,414	864,334	2,707,265
Interest expense	575,877	681,840	660,084
Foreign exchange	927,278	803,641	1,036,274
Repayments - principal amount	(3,320,157)	(2,410,719)	(3,109,589)
Interest paid	(602,112)	(651,288)	(582,047)

Expense of transaction costs of Bonds early redeemed	113,759	88,759
Other (*)	31,083	66,971	30,973

At the end of the year	9,773,097	10,767,955	11,324,417

(*)    Includes amortization of transactions costs.

(i)                                   Export credits (prepayments)

In April 2013, the Company, through Fibria Trading International KFT., entered into an export prepayment contract with three banks in the amount of US$ 100 million (equivalents to R$ 201,540), with maturity until 2018 and an initial interest rate of 1.63% p.a. over the quarterly LIBOR.

On September 2012, the Company entered into export prepayment contracts in the amount of US$ 105 million (equivalents then to R$ 212,950), with maturity on September 2014 and interest rate of 2.95% p.a.

On August 2012, we early repaid, with available funds, the amount of US$ 100 million (equivalent then to R$ 202,090) of a prepayment contract entered into in January 2011, with an original maturity in April 2018 and fixed interest rate of 2.95% p.a.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

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

(ii)                               Loans - VOTO III (Bonds)

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

(iii)                           Loans - VOTO IV (Bonds)

On June 24, 2005, Votorantim Overseas Trading Operations Limited IV (“VOTO IV”), a company jointly-controlled together with Votorantim Participações, raised US$ 400 million in the international capital markets (equivalent then to R$ 955,000), maturing on June 24, 2020 and bearing annual

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

interest of 8.50%. The Company received 50% of the total funds raised, i.e., US$ 200 million, equivalent then to R$ 477,000 million. In 2013 the Company prepaid the total amount of US$ 42 million (equivalents to R$ 93,034). As a result of the early redemption, we recognized financial expenses amounting to R$ 13,496, of which R$ 12,341 related to the premiums paid in the repurchase transaction and R$ 1,155 relating to the proportional amortization of the transaction costs of the Bonds.

(iv)                            Loans - Fibria 2020 and Fibria 2021 (Bonds)

During 2013, Fibria prepaid and canceled a total of US$ 855 million (equivalents to R$ 1,758,155) related to the Bonds “Fibria 2020” and “Fibria 2021” issued in May 2010 and March 2011, with original maturities in May 2020 and March 2021,  with fixed interest rates of 7.5% and 6.75% per year, respectively. As a result of the early redemption, we recognized financial expenses amounting to R$ 336,799, of which R$ 224,195 related to the premiums paid in the repurchase transaction and R$ 112,604 relating to the proportional amortization of the transaction costs of the Bonds.

“The remaining balance of the Bond “Fibria 2020” in the amount of R$ 1,616 million, is recorded as current liabilities due to the Management’s Company of early redeem, as Note 38.”

On July 2012, the Company made a tender offer to early redeem Fibria 2020 Bonds and as a result early prepaid, the amount of US$ 514 million (equivalent then to R$ 1,044,698) of debt issued under the Fibria 2020 Bond, with proceeds from the public offering of shares.  The early repurchase generated a loss of R$ 150,917 recorded under “Financial Expenses” corresponding to R$ 62,158 of the premium offered to the bondholders for the early redemption and R$ 88,759 of transaction costs expensed upon repurchase (Note 31).

In March 2011, the Company, through Fibria Overseas Finance Ltd., raised US$ 750 million (“Fibria 2021” equivalent then to R$ 1,240,875) in the international markets, maturing in ten years, with a repurchase option starting 2016, accruing semi-annual interest at 6.75% p.a.

In May 2010, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million (“Fibria 2020” equivalent then to R$ 1,339,650) in the international markets, maturing in ten years and with a repurchase option starting 2015, accruing semi-annual interest at 7.50% p.a.

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

(v)                                BNDES

In 2013, Fibria entered into four contracts through the credit limit of R$ 1.7 billion defined in 2011, in the amounts of R$ 499.3 million (forestry projects financing), R$ 49.9 million (industries investments financing), R$ 30.7 million (IT projects financing) and R$ 167.8 million (reforest financing in areas of preservation). A total amount of R$ 267.427 were released regarding these contracts, corresponding to 36% of the total. On December 31, 2013, including the existing contracts since 2005, the outstanding balance of the contracts signed with BNDES was R$ 1.797 billion, being, R$ 1.440 billion subject to interest rate from TJLP and, R$ 357 million to a Currency basket.

On December 31, 2013, considering only the 50% of our partnership, Veracel had total principal amount outstanding of R$ 86,614, repayable from 2014 to 2021, with a portion subject to interest ranging from TJLP plus 1.8% to 3.3% p.a. and UMBNDES plus 1.8% p.a.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

In the first semester of 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest for a portion at the Long-term Interest Rate (TJLP) plus 0% to 4.41% and for the remaining portion at the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a, with the maturity to July 2017. Regarding this financing agreement, 93% of this total amount had been released and the remaining balance will not be used by us. UMBNDES is an index based on a basket of currencies, substantially the US dollar.

In the second semester of 2008, a financing agreement with BNDES totaling R$ 540,000 was approved, bearing TJLP plus 1.36% to 1.76% for part of the loan and UMBNDES plus 2.45% p.a., with the final maturity to April 2015. Regarding this financing agreement, 62% of this amount had been released and the remaining balance will not be used by us.

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

In 2005, three agreements were entered into with BNDES, in December, August and May. In the contract signed in December, the total funds released were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP plus zero to 4.5% p.a. and UMBNDES plus 2.0% to 3.0% p.a. In the August agreement, the total funds released were R$ 55,222, of which a portion is indexed to the TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a. The final maturity of this agreement is 2015. In the May agreement, the total funds released were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a. The final maturity of the principal amount is 2015.

The Company has given the pulp plant located in Três Lagoas (MS) and in Jacareí (SP) as the main collateral for these financings.

(vi)                            Leases

In December 2009, the Company renegotiated the terms and the amount outstanding of its finance lease with Banco Société Générale, originally entered in 2008, for the acquisition of forest machinery and equipment. The original maturity of this contract was 2013. However, on June 2012, the Company prepaid 100% of the lease contracts related to the acquisition of forest machinery and equipment.

Finance lease liabilities are guaranteed by a statutory lien on the assets leased.

(vii)                        Export Credit Note (NCE)

In June 2013, the Company entered into a contract with Banco do Brasil a NCE, in the total amount of R$ 497,745, with final maturity in 2018 and interest rate of 105.85 of CDI. This contract is also linked to a swap contract in order to exchange the currency Reais to Dollar and change of the variable rate to fixed rate, being the final cost 4.16% p.a. plus foreign exchange currency.

On September 2012, the Company signed an NCE totaling R$ 172,899, with semiannual payment of interest of 100% of CDI and amortization of the principal in four annual settlements as from 2017.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

On September 28, 2010, the Company signed an NCE totaling R$ 427,500, maturing in 2018 and bearing charges of CDI plus 1.85% p.a. In connection with this NCE a swap was contracted to convert the floating rate in Reais to a fixed rate of 5.45% in US dollar.

In December 2008, the Company contracted, through its subsidiary Portocel, an NCE with Banco HSBC in the amount of R$ 94,014, with final maturity in December 2013 and charges of 100% of the CDI. The contract was settled on the maturity date.

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

(ix)                            Fund for the financing of the Brazilian Midwest Region (FCO)

On December 31, 2009, the Company entered into a loan agreement for R$ 73,000 with Banco do Brasil through its subsidiary Fibria - MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

(x)                                Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

Covenants requirements as of December 31, 2013

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

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

The Company is in full compliance with the covenants established in the financial contracts at December 31, 2013, for which the debt service ratio totaled 1.4 (2.3 not taking into consideration the effects of the reclassification from non-current liabilities to current liabilities regarding the early redeem of Fibria’s 2020 Bond, as Note 38(b)) and indebtedness ratio totaled 2.6.

The debt agreements that have debt financial covenants also have the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

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

(xi)                           Loans and financing guarantees

At December 31, 2013, certain loans and financing are guaranteed mainly by property, plant and equipment items from Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Aracruz (State of Espírito Santo) units, with a net book value of R$ 6,966,056 (December 31, 2012 - R$ 7,954,206 and January 1, 2012 - R$ 8,456,937), considered sufficient to cover the corresponding loans and financing amounts.

(xii)                        Unused credit lines

In April 2013, the Company obtained a revolving credit facility with Banco Bradesco, in the amount of R$ 300,000 with availability for five years and an interest rate of 100% of the CDI plus 1.5% p.a., when

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

fully used. During the unused period, the Company will pay a commission in Reais of 0.05% p.a. quarterly. The Company has not used this credit facility.

In May 2011, the Company, through its international subsidiary Fibria Trading International Ltd. obtained a revolving credit facility with eleven foreign banks, in the amount of US$ 500 million with availability of four years and interest payable quarterly at quarterly LIBOR rate plus from 1.40% to 1.70% over the disbursed amounts. For unused amounts the Company is charged an equivalent to 35% of the agreed interest cost on a quarterly basis.

The total amount paid related to unused credit lines until December 31, 2013 was R$ 8,873.

24                                 Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against probable unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel. Provisions and corresponding judicial deposits are as follows:

	December 31, 2013			December 31, 2012			January 1st, 2012
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	86,921	102,906	15,985	123,791	162,222	38,431	119,572	173,823	54,251
Labor	55,250	152,442	97,192	47,703	108,014	60,311	47,819	88,834	41,015
Civil	9,503	25,164	15,661	6,520	12,591	6,071	821	7,149	6,328

	151,674	280,512	128,838	178,014	282,827	104,813	168,212	269,806	101,594

The Company has tax and civil claims arising in the normal course of business that is assessed as of possible (but not probable) loss by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2013, these claims amount to: tax R$ 4,383,236 and civil R$ 952,988.

The change in the provision for contingencies is as follows:

	2013	2012

At the beginning of the year	282,827	269,806
Reversal	(125,203)	(39,129)
New litigation	60,633	8,923
Accrual of financial charges	62,255	43,227

At the end of the year	280,512	282,827

(a)                                Comments regarding probable tax contingencies

The tax processes with probable loss are represented by discussions related to federal, state and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure for the Company.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Comments regarding possible tax contingencies

We present below comments on possible tax contingencies for which the Company has not recognized any provision. In the table below we present a detail of the amounts of these contingencies as of December 31, 2013:

Amount

Income tax assessment - Normus (i)
Tax incentive - agency for the development (ii)	101,163
IRPJ/CSL - partial approval (iii)	145,000
IRPJ/CSLL - Newark (iv)	221,569
Income tax assessment - IRPJ/CSLL - swap of industrial and forestry assets (v)	1,798,207
Income tax assessment — IRPJ/CSLL - Fibria Trading International (vi)	274,835
Other tax liabilities (a) (vii)	1,937,602

Total possible tax contingencies	4,478,376

(a)        Includes the amount of R$ 95,140 related to the process of our jointly-controlled entity Veracel.

(i)            Income tax assessment - Fibria Celulose (“Normus”)

On December 2007, Fibria’s subsidiary Normus Empreendimentos e Participações Ltda., incorporated by Fibria on September 30, 2013, received an income tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) charging Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido) over earnings of its foreign subsidiaries, during the period from 2002 to 2006.

On October 2011, the assessment was revised by the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais) which decided to maintain the assessment through a casting vote after a tie of three votes favorable to Fibria and three votes against Fibria by the six members of the court. The Company appealed of this decision (Motion of Clarification) and, at the moment, the tax assessment still waiting for judgment.

On September 2011, Normus received a new tax assessment charging Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido), but this time for the year 2007.

In March 2013, Normus received another income tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) where Brazilian Federal Revenue Service claimed Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido) on the earnings of its foreign subsidiary for the year 2008.

The subsidiary, domiciled in Hungary, was responsible for the sales of pulp and paper in the global market.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Based on the position of outside legal counsel, management understands that this Hungarian subsidiary was subject to taxation in its country of incorporation and the position taken by the tax authorities violates prevision of Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation, which precludes double taxation by Brazilian taxes of net income of a Brazilian company for operations in Hungary.

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

Considering the outcome of the session of the STF indicated above internal and external legal counsel have reviewed their probability assessment which previously was of a remote loss, in 2011 was considered as reasonably possible the probability of loss.

However, as disclosed in Note 25 (a), the income tax assessments above mentioned were included in the refinancing program (REFIS) established by Law nº 12,865/13 and by the Provisional Measure nº 627/13 in the form of cash payment, settled in November 27, 2013, by the total amount of R$ 560,453. The Company filed in the records of each administrative process, corresponding waiver request stating its inclusion in REFIS, so awaiting the approval of such applications and the filing of the records.

(ii)         Tax incentives - Agency for the Development of Northeastern Brazil (ADENE)

The Company has business units located within the regional development area of ADENE. For that reason, considering that the paper and pulp industry is deemed to be a priority for regional development (Decree 4,213, of April 16, 2002), in December 2002, the Company requested and was granted by the Brazilian Federal Revenue Service (Receita Federal do Brasil) the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

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

Nevertheless, the Brazilian Federal Revenue Service (Receita Federal do Brasil) served the Company

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used, plus interest, but without imposing any fine, amounting to R$ 316,355. The Company challenged such assessment notice, which was deemed to be valid at the administrative level. The Company filed an appeal against that assessment and in August 2011, the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais) considered that part of the assessment needed to be upheld. Therefore, the portion of the assessment related with 2003 benefits was canceled and the portion related with 2004 was upheld. Because this ruling, the amount of the assessment was reduced to R$ 101,163 (updated through December 31, 2013 for monetary correction).

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

Considering that the CARF maintained the assessment with respect to the benefits used during 2004 amounting to R$ 73,100, the Company offered to provide a bank guarantee for the amount being challenged and expects for the collection phase of the legal process where it will challenge the amount of the assessment.

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

(iii)  Income tax/CSLL - partial approval

The Company has three requests for the approval of income tax credits with the Brazilian Federal Revenue Service (Receita Federal do Brasil), referring to 1997, 1999 and the fourth quarter of 2000, totaling R$ 134 million, of which only R$ 83 million was approved, creating a contingency of R$ 145 million updated through December 31, 2013. The Company timely appealed the rejection of the tax credits.

With respect to the year 1997, the claim is pending a decision from the first trial court (Delegacia Regional de Julgamento) of the voluntary resource requested by the Company. With respect to the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

fourth quarter of 2000, the Company is awaiting a decision from Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais), and with respect to 1999 it awaits a decision on an appeal to the High Court of Justice.

Based on the position of legal counsel, management understands that the likelihood of an unfavorable outcome for these trials is possible and therefore no provision has been recorded.

(iv)     Income tax/CSLL - Newark

Fibria received, in December 2007 and December 2010, two tax assessments in the amount, together, of R$ 221 million where Brazilian Federal Revenue Service charged Income Tax and Social Contribution of Newark Financial Inc., an offshore company controlled by VCP Exportadora e Participações Ltda. (succeeded by Fibria) with respect to the fiscal year 2005. Based on advice from internal and external counsel the probability of loss for the first tax assessment (December 2007 - R$ 120 million) is remote and the probability of loss for the second tax assessment (December 2010 - R$ 101 million) is possible. Accordingly, no provision has been recorded with respect thereto.

(v)        Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

On December 2012, the Company received a tax assessment notice from the Brazilian Federal Revenue Service (Receita Federal do Brasil) with respect to the collection of income tax and social contribution on profits in the amount of R$ 1,666 million, of which R$ 556 million corresponds to the alleged tax due and R$ 1,110 million corresponds to fines and interest. The Tax Authorities inquire a probable gain of capital in operation made on February 2007, in which the Company executed an agreement with International Paper for the swap of industrial and forestry assets between both companies. On January 9, 2013, the Company filed an appeal on the Brazilian Federal Revenue Service Delegacy.

On November 13, 2013 a decision was issued by the Regional Office of Judgment from Brasília — Federal District, in favor to the appeal filed by the Company, exonerating the tax credit in discussion. It is important to note that this decision was issued by first administrative instance and an appeal might occur by the Tax Federal Administrative Court (“Conselho Administrativo de Recursos Fiscais — CARF”). Based on the review of the Company internal and external legal advisors the probability of loss was classified as possible without the need to account any provision. The updated amount of the tax assessment is R$ 1,798,207 as at December 30, 2013.

(vi)     Tax assessment - IRPJ/CSLL - Fibria Trading International

On October 2013, the Company received a tax assessment notice with respect to the earnings of Fibria Trading International, related to 2010, which was recognised by Fibria according to equity method. Therefore, for this tax assessment were not considered by the Brazilian Federal Revenue Service the accumulated losses in previous years. The updated value of the cause is R$ 274,835, as at December 31, 2013. Based on our internal and external legal advisors, the probability of loss was classified as possible, without the need to account provision.

 (vii) Others tax liabilities with probability of loss classified as possible

Fibria has more than 570 trials for individual amounts of less than R$ 100 million. The amount involved in all of these trials is R$ 1,937,602. The average value of each trail is R$ 3.4 million.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(c)                                 Comments on labor/civil proceedings

The Company is a party to approximately 5,835 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and 1,075 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

(i)                                   Civil proceeding with probability of loss classified as possible

On June 2012, a Public Civil Action was filed by the Federal Public Ministry from Distrito Federal, aiming a prohibition for the Company of travel in any federal highway overweight, under a penalty, which was granted by the Judge of first instance as well as the action claiming the payment of moral and material damages due to alleged damage to federal highways, the environment and economic order. The amount of R$ 889,191 was given by the Federal Public Ministry for the proceeding. The Company appealed with success against the decision and also filed appeal for the others matters of the Action.

The proceeding is in the initial stage and, according to the Company’s legal advisors, the probability of loss was classified as possible and for that reason, no provision was recorded.

(ii)                                Class action

In November 2008, a securities class action lawsuit was filed against the Company and some of its current and former officers and directors on behalf of purchasers of the Company’s ADRs between April 7 and October 2, 2008. The complaint alleges violations of the US Securities Exchange Act, asserting that the Company failed to disclose information in connection with, and losses arising from, certain derivatives transactions.

During our Board of Directors meeting in December 2012, the Company ratified the agreement under judicial mediation, where the Company and the other co-defendants agreed to pay the full amount of US$ 37.5 million (equivalent to R$ 76.6 million) to all holders of American Depositary Receipts (“ADRs”), from April 7 to October 2, 2008.

On March 28, 2013, Fibria paid an amount of US$ 37.5 million (equivalent to R$ 75.4 million) and was reimbursed under the D&O policy, as agreed by the Company and the other co-defendants in 2012.

(d)                                Relevant comments regarding tax proceeding

(i)                                    “Crédito-Prêmio de IPI”

The Company entered on January 1995, with a judicial tax proceeding, aiming the reimbursement of the Tax Incentive denominated “Crédito-Prêmio de IPI”. After final decision favorable for us, which determined the reimbursement of that credit, we recognized the amount of R$ 170,638 (being R$ 77,486 in 2013 and R$ 93,152 in 2012), under the “Other assets”, in the “Non-current assets” against “Other operational revenue”, net of the lawyer fees. The Company submitted a formal request for the issuance of precatory related to the judicial process.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(ii)                                 BEFIEX Program

The Company obtained a favorable court decision, which became final on October 2013 in injunction proposed in 2002 aimed the recognizing the right to IPI premium credit, due to tax incentives on exports in the period between December of 1993 and May of 1997, in the duration of BEFIEX program.

The IPI Premium Credit was a fiscal financial benefit to exporting companies, established as a form of compensation paid in the acquisition of raw materials. This benefit was regulated by Decree nº 64,833/69, after being introduced by Decree 461/69, being kept until the year of 1983, the year of termination under the law. However, the rules which governed the deadline for the use of the benefit, however, were repealed by Decree - Law nº 1,724/79 and 1,894/81, so that there was no mention over the deadline of use the benefit.

Subsequently, the Decree-laws were declared unconstitutional, which led to numerous legal disputes about the date of termination of the benefit. The precedent is consolidating to limit the use of such credits by the year of 1990, however, the case of the Company differs from this discussion, since it joined the BEFIEX Program, which in the case of tax benefit granted under specific conditions and for a definite period resulted in vested right, as recognized in the records of the injunction mentioned above.

No primeiro semestre de 2014 a Companhia protocolará pedido de habilitação do crédito obtido por meio da decisão mencionada acima. Após a análise do pedido de habilitação por parte da Receita Federal do Brasil, o valor do crédito será conhecido

In the first half of 2014, the Company will file application for qualification of this credit mentioned above. After the approval of the application for qualification by the Federal Tax authority, the value of the credit will be known and booked by us.

(e)                                 Remaining judicial deposits (consolidated)

The Company has at December 31, 2013 the amount of R$ 106,060 (R$ 157,567 in December 31, 2012 and 137,060 in January 1, 2012) deposited judicially in cases classified by external legal advisors as of remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, Income taxes and to contributions to the INSS, among others of smaller amount. Additionally, it includes the amount of R$ 53,209 of the credit balance of REFIS, as detailed in Note 25.

(f)                                  Significant contingencies resolved

During the year 2013 the Company had an amount of R$ 29,178 accrued on the assessment received in August 2009, of the São Paulo State Revenue Service (Fazenda do Estado de São Paulo) in the original amount of R$ 21,841 , including penalties and interest. Such notice was issued with the reasoning that the Company conducted operations in issuing the Federal District as a destination of goods , and they have not left the state territory claimed, which generated differential between applied rates and those which would apply . Whereas the prognosis of loss classified as probable, in June of 2013, the Company opted to join the Special Installment Program, for payment of the debt to reduce penalties and interest, have been paid the amount of R$ 14,8 million, in July 2013.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(g)                                 Drawback Suspension tax benefit - Veracel

During the construction of the pulp mill of the Veracel, part of the mill was acquired from a specific supplier. The mill was eligible to the tax benefit entitled Drawback Suspension which would provide exemptions on imports, in case the funds received to pay the supplier were received abroad. However, part of the mill was financed with funds from Brazil and, for this reason, the Federal Tax authority issued a tax assessment to the supplier and canceled the Drawback benefit.

Veracel’s supplier entered an appeal according to the assessment received, which is still pending for judgment, and in parallel, the supplier filed an arbitration proceeding against Veracel in order to determine which company would be responsible for eventual damages in case supplier is considered guilty.

In September 2013, the International Chamber of Commerce Arbitration Court decided that Veracel and its supplier shall share the potential damages in a ratio of 75% to Veracel and 25% to its supplier. In November 2013, Veracel joined the REFIS to proceed with the payment in a single installment in order to regularize the debt, with impact of R$ 22 million for the Company (corresponding to 50% of our partnership).

25                                 Tax Amnesty and Refinancing Program (“REFIS”)

(a)                                 Law 12,865/13 and Provisional Measure 627/13 — Foreign earnings

As per Law 12865/13 and Provisional Measure 627/13, issued in October and November 2013, respectively, the Tax Refinancing Program (REFIS) was established, arising from tax assessments over foreign earnings of Brazilian controlled or associated entities.

Based on the REFIS, the Company decided on November 25, 2013, to join the program in the way of cash payment for debts arising from tax assessments received by its former subsidiary Normus, described in Note 24 (b)(i), discounted 30% of the principal upon use of credits from tax losses and negative basis of social contribution on net income, and 100% reduction of fines, craft or isolated, of the interest of arrears and legal charges.

The amount paid in joining the REFIS was R$ 560,453, where R$ 168,136 upon the use of credits from tax losses and negative basis of social contribution on net income and R$ 392,317 in cash disbursements on November 27, 2013.

(b)                                 Law 11,941/09

In November 2009, the Company joined the REFIS introduced by Law 11941/09, the objective of which is the settlement of fiscal liabilities through a special system for payment of tax and social security debt in installments.

On June 28, 2011, all amounts under the program were consolidated after meeting all formal requirements established in the legislation.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

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

Considering the legal right to offset judicial deposits related to the debts included in the program and since judicial deposits exceed the outstanding debt (after the reductions established by the program) the remaining balance in favor of the Company, at December 31, 2013 is R$ 53,209, which is monthly updated by SELIC, the interest rate applicable to tax debts, and it is presented within non-current assets under other accounts receivable and monthly.

With the reopening of the period for adherence to REFIS regarding the Law 11,941/09, established by the Law 12,865/13 on October 9, 2013, the Company decided to include 13 processes, in the way of cash payment in a single payment. The total amount for payment, after the discounts permitted by the Law was R$ 13,168, of which R$ 6,849 was settled upon use of credits from tax losses and negative basis of social contribution on net income and R$ 6,319 in cash disbursements on November 27, 2013.

26                                 Long-term commitments

Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for an average period of 9.8 years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimums agreed under the agreements, and for that reason there is no liability accounted for at December 31, 2013. The contractual obligations assumed at December 31, 2013 correspond to R$ 228,057 per year (R$ 258,694 at December 31, 2012 and R$ 301,117 at January 1, 2012).

27                                 Shareholders’ equity

(a)                                Capital

At December 31, 2013 and 2012, fully subscribed and paid-up capital is represented by 553,934,646 nominative common shares without par value (467,934,646 nominative common shares without par value as of January 1, 2012).

On April 30, 2012, the Company completed the issuance of 86,000,000 common shares without par value, through a public offering of shares. The net proceeds obtained from the public offering of shares is presented below:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

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

No dividends were declared for the years ended December 31, 2013, 2012 and 2011 as the Company generated losses.

(c)                                 Revenue reserves

The legal reserve is constituted through the appropriation of 5% of the net income for the year. The investment reserve, corresponding to the balance of retained earnings, after the appropriation of the legal reserve, mainly relates to earnings reserved to meet the investment plans, modernization and maintenance of plants, as approved by the Statutory Audit Committee and the Board of Directors.

(d)                                Treasury shares

The Company has 342,824 common shares with unit value of R$ 30.18 per share, which corresponds to R$ 10,346.

28                                 Employee benefits

(a)                               Variable remuneration program

The Company maintains a performance based bonus program for its employees, which is tied to its performance plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2013 was R$ 55,742 (December 31, 2012 - R$ 56,402 and December 31, 2011 - R$ 64,597).

(b)                                Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s rules, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2013 amounted to R$ 8,829 (R$ 8,519 as of December 31, 2012 and R$ 8,835 as of December 31, 2011).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

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

The revised employee benefit standard (IAS 19(R) - “Employee Benefits”) introduces changes to the recognition, measurement, presentation and disclosure of post-employment benefits. The standard also requires net interest expense / income to be calculated as the product of the net defined benefit liability / asset and the discount rate as determined at the beginning of the year. The effect of this is to remove the previous concept of recognizing an expected return on plan assets. Also, the “corridor” approach was extinguished, and revised standard requires the Company to recognize the actuarial results directly within “Other Comprehensive Income”. The amount recorded as expenses for the year ended December 31, 2013 was R$ 4,065 (R$ 4,647 as of December 31, 2012 and R$ 4,211 as of December 31, 2011).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	December 31, 2013	December 31, 2012	December 31, 2011

Discount rate - %	6.25	4.0	5.5
Real growth rate of medical costs - %	3.0	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0	3.0
Long-term inflation - %	5.0	4.25	4.25
Biometric table of general mortality	AT-2000	AT-83	AT-83
Biometric table of general mortality for invalids	IAPB 57	IAPB 57	IABP57

The sensibility analysis of the obligation related to the healthcare plan regarding changes in the main premises is the follows:

	Change in premises	Increase in premises	Decrease in premises

Discount rate - %	0.50%	Decrease of 5.5%	Increase of 6.1%
Trend rate of medical costs - %	0.50%	Increase of 6.4%	Decrease of 5.9%
Mortality	1 year	Increase of 4.3%	Decrease of 4.2%

The sensibility analysis is based on changes in just one premise while the other premises still unchanged.

The actuarial obligation, recorded under “Other payables”, is as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	2013	2012	2011
		(Restated)	(Restated)

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the period	93,934	66,302	51,504
Cost of current service from:
Interest on actuarial obligations	7,750	8,618	7,472
Benefits paid	(3,684)	(3,971)	(3,261)
Actuarial (gain) losses in the “Other comprehensive income”	(21,421)	22,985	10,587

Present value of actuarial obligations at end of the period	76,579	93,934	66,302

(d)                                Employee benefits expenses

	2013	2012	2011

Payroll, profit sharing and related charges	501,453	497,327	470,376
FGTS and other rescission indemnifications	37,972	36,572	37,010
INSS	17,888	82,701	88,224
Others	24,801	13,717	18,007

	582,114	630,317	613,617

29                                 Compensation program based on shares

Phantom Stock Options (PSO)

On April 28, 2010, the Board of Directors approved the Long-term Incentive Program, which consists of a plan to grant Phantom Stock Options, the 2009 and 2010 Programs, with the purpose of incentivize executives in the Company growth in the medium and long term, allowing their participation in the increase in value of the Company’s shares.

The program is based on the PSO concept, which consists of an award in cash based on the appreciation, of the shares of the Company, as compared to a predetermined price during a predetermined period. The wards cannot be settled in shares. The Company’s CEO and the Executive Officers are eligible for the plan.

At the time of each award, the participants under the plan will receive a quantity of PSO, to be defined based on a target reward and on the expectation of an increase in the value of the Company. The target for the appreciation of the shares of the Company is established by the Board of Directors and the number of PSO awarded will be calculated in such a manner that, if the appreciation target is attained, the resulting reward will be equal to the target value.

The PSOs can only be exercised after a vesting period of three years, as from the award date established in the contracts, and the maximum period for the exercise of the option is five years since granted. Exceptionally, the first award, denominated as the Program 2009, has a graded vesting period.

The exercise price of the options at the award date is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

The Programs awarded up to December 31, 2013 are presented below, as follow:

	Programs
Program	Award date	Vesting period	Expiration date	Options	Exercise price

2009	08.26.10	08.27.10	12.31.16	17,889	27.55
2009	08.26.10	12.26.10	12.31.16	17,889	27.55
2009	08.26.10	10.27.11	12.31.16	17,889	27.55
2010	08.26.10	08.28.13	12.31.17	37,997	27.55
2011	01.02.12	01.02.14	12.31.18	67,656	28.31
2012	01.02.12	01.02.15	12.31.19	278,724	14.09
2013	01.02.13	01.02.16	12.31.20	241,032	20.37

Assumptions and calculation of fair value of options granted

The pricing of options was based on the Binominal Trinomial Trees (BTT) model, due to its easy implementation, validation and consideration of the specific terms of the program. This BTT model is a numerical approximation of the risk-neutral or equivalent martingale methodology which is frequently utilized in the valuation of instruments that cannot have a closed-form pricing formula.

The following economic assumptions were used at December 31 of each year:

	December 31, 2013	December 31, 2012	January 1st, 2012

Annualized volatility of share price - % (i)	3.35	3.77	10.00
Risk free return rate - % (ii)	9.77 to 13.22	6.55 to 8.58	10.00 to 11.55
Average price of shares (average of three prior months)	27.90	18.63	14.09
Options exercise price	19.55	21.57	27.55
Weighted-average term of vesting of option (months)	13.69	15.27	11.87
Weighted-average term of life of option (months)	71.91	73.11	31.96
Fair value of option resulting from the model (average)	5.19	1.82

(i)            Based on the daily volatility price for a three-month period.

(ii)         The curve of fixed-DI interest rate (Brazil) at the measurement date was utilized.

As result of the increase in the quoted market price of the FIBR3 shares in 2013 the fair value of the options as of December 31, 2013 was R$ 5,425 (R$ 471 as of December 31, 2012).

The settlement of this benefit plan for executives will be made by the Company in cash when the options are exercised.

The change in the number of SPO and their corresponding weighted average prices for the period are presented below:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	2013		2012
	Number of SPO	Weighted average price for exercise of options - Reais	Number of SPO	Weighted average price for exercise of options - Reais

Outstanding at the beginning of the year	607,399	21.57	379,851	27.55
Granted during the year	241,032	20.37	553,710	21.15
Forfeited	(169,356)	27.94	(326,162)	27.83

Outstanding at the end of the year	679,075	19.55	607,399	21.57

Exercisable options at the end of the year	424,491	20.44	353,511	24.25

For the year ended December 31, 2013 compensation expense of R$ 5,425 was recorded in “General and administrative expenses” and the corresponding provision in “Other payables” (for December 31, 2012, not compensation expense was recognized as the provision balance was reduced for R$ 471).

30                                 Asset retirement obligations

The Company uses judgment and various assumptions when determining the assets retirement obligation. Environmental obligations relate to future obligations to restore/recover the environment arising from the right of use of the asset, which causes environmental damages as a results of the activities of the project or from regulatory requirements of the environmental agencies, and which are required to be compensated.

The dismantling and retirement of an asset occur when is permanently retired, through its shutdown, sale or disposal. This future long term obligation accrues interest which is recorded as a financial expense in profit and loss and it is also adjusted for inflation. Depreciation expense of the asset retirement obligation asset is recorded in profit and loss.

The balance of the provision for asset retirement obligations as of December 31, 2013 amounted to R$ 14,315 and it is included in non-current “Other payables”, against the fixed assets in the same amount.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

31                                 Revenue

(a)                                Reconciliation

	2013	2012	2011

Gross amount	8,053,038	7,208,452	6,861,041
Sales taxes	(130,175)	(138,820)	(245,759)
Discounts and returns (*)	(1,005,457)	(895,259)	(760,982)

Net revenues	6,917,406	(6,174,373)	5,854,300

(*)    Related mainly to the export customers’ performance rebate.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Information about products

	2013	2012	2011

Pulp
Volumes (tons)
Domestic market	447,429	530,566	507,559
Foreign market	4,750,337	4,825,990	4,633,402

	5,197,766	5,356,556	5,140,961

Pulp revenue
Domestic market	503,649	508,533	486,248
Foreign market	6,341,772	5,597,725	4,980,570

	6,845,421	6,106,258	5,466,818

Average price (in Reais per ton)	1,317	1,140	1,063

Revenue
Domestic market	503,649	508,533	486,248
Foreign market	6,341,772	5,597,725	4,980,570
Paper			324,122
Services	71,985	68,115	63,360

	6,917,406	6,174,373	5,854,300

(c)                                 Information by geographic areas

The geographic areas are determined based on the customer location. The Company’s revenue classified by geographic areas is described below:

	2013	2012	2011

Europe	2,679,705	2,539,214	2,343,284
North America	1,930,893	1,581,021	1,395,009
Asia	1,708,368	1,454,963	1,262,191
Brazil and others	598,440	599,175	853,816

	6,917,406	6,174,373	5,854,300

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

32                                 Financial results

	2013	2012	2011

Financial expenses
Interest on loans and financing	(575,877)	(681,839)	(660,084)
Appropriation of interest-acquisition of Aracruz shares			(40,893)
Loans commissions	(22,118)	(72,840)	(84,866)
Financial charges in the partial repurchase of Bond	(350,295)	(150,917)
Others	(68,236)	(38,848)	(87,162)

	(1,016,526)	(944,405)	(873,005)

Financial income
Financial investment earnings	96,942	151,728	180,377
Reversal of indexation charges on contingent liabilities
Others	13,781	15,918	36,623

	110,723	167,646	217,000

Gains (losses) on derivative financial instruments
Gain	376,750	438,896	556,766
Losses	(592,063)	(623,361)	(833,643)

	(215,313)	(184,465)	(276,877)

Foreign exchange and (loss) gain
Loans and financing	(910,316)	(803,641)	(1,036,274)
Other assets and liabilities (*)	(22,591)	68,640	100,485

	(932,907)	(735,001)	(935,789)

Net financial result	(2,054,023)	(1,696,225)	(1,868,671)

(*)    Includes the effect of exchange foreign on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

33                                 Expenses by nature

	2013	2012	2011

Cost of sales
Depreciation, depletion and amortization	(1,833,548)	(1,811,974)	(1,812,855)
Freight	(774,851)	(691,994)	(611,273)
Labor expenses	(412,624)	(442,459)	(473,426)
Variable costs	(2,361,665)	(2,290,831)	(2,226,715)

	(5,382,688)	(5,237,258)	(5,124,269)

Selling expenses
Labor expenses	(19,881)	(17,541)	(18,564)
Commercial expenses (*)	(299,979)	(260,326)	(239,787)
Operational leasing	(1,758)	(1,310)	(907)
Depreciation and amortization charges	(6,957)	(12,609)	(11,779)
Other expenses	(18,963)	(6,265)	(23,891)

	(347,538)	(298,052)	(294,928)

General and administrative and directors’ compensation expenses
Labor expenses	(122,223)	(113,915)	(121,627)
Third-party services (consulting, legal and others)	(111,480)	(103,149)	(127,891)
Contingencies
Depreciation and amortization charges	(22,656)	(23,725)	(23,674)
Donations and sponsorship	(5,690)	(9,402)	(7,617)
Taxes and contributions	(5,851)	(4,628)	(4,411)
Operating leases and insurance	(9,198)	(8,657)	(8,802)
Other expenses	(23,033)	(22,526)	(16,403)

	(300,131)	(286,002)	(310,425)

Other operating expenses, net
Program of variable compensation to employees	(55,742)	(56,402)	(60,071)
Capital gain - Piracicaba disposal			175,654
Capital gain of land and building sold - Asset Light (Note 1(e))	799,040
Tax credits	29,973
Capital gain - IPI credit premium (Note 24 (d)(i))	77,486	93,152
Loss (gain) on disposal of property, plant and equipment	(220,936)	64,419
Change in fair value of biological assets (Note 18)	102,265	297,686	145,884
Reversal of provision for contingencies	116,042
Others	(24,730)	(44,829)	(8,072)

	823,398	354,026	253,395

(*)        Includes handling expenses, storage and transportation expenses and sales commissions, among others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

34                                 Insurance

The Company has insurance coverage for operational risks, with a maximum coverage of R$ 5,000 million. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$ 25 million corresponding to R$ 58,565 on December 31, 2013. Fibria’s management considers these amounts to be sufficient to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective until January 31, 2014, renewable for additional 12 months.

In addition, Fibria has insurance coverage for civil responsibility of its directors and officers for amounts considered to be adequate by management.

35                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income (loss) attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	Continued operations			Discontinued operations
	2013	2012	2011	2011

Net (loss) income attributable to the shareholders of the Company	(706,422)	(704,706)	(1,113,277)	240,655

Weighted average number of common shares outstanding	553,591,822	524,925,157	467,591,824	467,591,824
Basic earnings per share (in Reais)	(1.28)	(1.34)	(2.38)	0.51

The weighted average number of shares in the presented periods is represented by a total number of shares of 553,934,646 issued and outstanding for the year ended December 31, 2013 and 2012, without considering treasury shares, for total of 342,824 shares in the year ended December 31, 2013 and 342,822 shares in the year ended December 31, 2012. During the year 2013 there was no changes in the number of shares of Company.

	Shares outstanding
	2013	2012

January to April	553,591,822	467,591,824
May to December	553,591,822	553,591,824

Weighted average	553,591,822	524,925,157

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)    Diluted

The Company has no convertible securities or share purchase options that would have a diluted effect in earnings per share.

36                                 Assets held for sale and discontinued operations

As mentioned in Note 1(d)(ii), the CGUs Conpacel, KSR and Piracicaba were sold in 2011 and the forest and lands located in the south of Bahia were sold in 2012. We have also classified the Losango project assets as assets held for sale since June 2011.

The forest and lands located in the south of Bahia do not meet the definition of discontinued operations because they do not represent a major separate line of business or geographical area.

(a)    Assets held for sale

The assets held for sale are related to the Losango project, as detailed in Note 1(d)(ii) and (iii):

	December 31, 2013	December 31, 2012	January 1st, 2012

Losango Project
Biological assets	284,217	284,217	269,918
Property, plant and equipment - substantially lands	305,632	305,632	341,784
Others			32,464

	589,849	589,849	644,166

Upon classification as assets held for sale, the carrying amount of the assets held for sale was compared to their estimated fair values less cost of sale, and no impairment losses were recognized.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(i)                                   Discontinued operations - Conpacel and KSR - information on Statement of profit and loss

2011

Net revenue	65,640
Cost of sales	(41,648)

Gross profit	23,992

Selling and administrative expenses	(13.575)
Financial results	(106)
Gain on disposal	357.196
Others	(2.878)

Income before income taxes	364,629

Income taxes	(123,974)

Net income from discontinued operations	240,655

(ii)                               Discontinued operations - Conpacel and KSR - information on cash flows

2011

Net cash provided by operating activities	36,886
Net cash provided by investing activities	1,558,768
Net cash used in financing activities (*)	(1,595,654)

(*)         The Conpacel and KSR treasury operations were centralized by the Company. This amount represents the proceeds from the sale transferred to the Company net of investments realized.

(iii)                           Gain on disposal of discontinued operations, Piracicaba and assets on south of Bahia State

We present bellow the gain recorded in the year ended December 31, 2012 and 2011 for the disposal of the CGUs assets on south of Bahia State (in 2012) and Conpacel, KSR and Piracicaba (in 2011):

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

	2012	2011
	Assets in the south of Bahia State	Conpacel and KSR (i)	Piracicaba (ii)	Gain

Selling price	210,000	1,508,768	567,375	2,076,143
(-) Net carrying amount of disposed
Fixed assets and biological assets	(139,399)	(588,946)	(291,578)	(880,524)
Goodwill		(475,413)		(475,413)
Fair value (IFRS 3(R)/CPC 15 and IAS 41/CPC 29)	(29,319)
Inventories		(84,055)	(90,143)	(174,198)
Other assets and liabilities		(3,158)	(10,000)	(13,158)
Other expenses	(11,660)

(=) Gross gain recognized before taxes	29,622	357,196	175,654	532,850
(-) Income taxes	(10,074)	(121,447)	(59,722)	(181,169)

(=) Net gain after taxes	19,551	235,749	115,932	351,681

(i)        The gain is included as part of net income from discontinued operations.

(ii)     The gain is included in “Other operating expenses, net”.

(c)                                 Indemnification liabilities

In connection with the sale of CGUs and assets described above the Company assumed indemnification commitments with respect to potential losses, as agreed in the corresponding sale agreements which have specific limits, period for the indemnification commitments and procedures for the other party to require the indemnification.

37                                 Impairment testing

Following the accounting policy described in Note 2.11(a), as of December 31, 2013 and 2012, the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described on the item (a) below. In addition, as of December 31, 2012 and 2011 the book value of the Company’s net assets exceeded its value as per market capitalization, therefore, an impairment analysis of long-lived assets was performed. As a result, as described in the item (b) below, the Company performed an impairment analysis of the long lived assets of the CGUs Jacareí - SP and Três Lagoas - MS.

(a)                                CGUs with goodwill allocated - Aracruz

In December 2013, the Company assessed the need for performing an impairment analysis of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash flow model for the group of CGUs. The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows which represent the Company’s best estimate approved by management. The impairment test did not result in the need to recognize an impairment loss.

Goodwill allocated to the group of CGUs (Aracruz and Veracel) amounted to R$ 4,230,450 at December 31, 2013.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

Future estimated cash flows for each period are discounted to present value using a discount rate that best reflects the Weighted Average Cost of Capital (WACC) for the CGU. This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities. The cost of capital of the CGU was determined using the Company’s own capital cost through the Capital Asset Pricing Model.

Cash flows for a period of ten years were considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC rate less the estimate of growth of Brazilian Gross Domestic Product. A ten-year period was used as management considers that global price of pulp can be affected by several factors which generally are identified in periods longer than the production cycle of forest, which is approximately seven years.

The main assumptions used in determining value in use at December 31, 2013, are as follows:

Assumptions

Exchange rate in the period - R$	2.15
Average gross margin - %	45.4
Discount rate - WACC (gross and net from tax credits) - %	12.10 and 6.26

Management determined the gross margin based on past performance and on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

Management believes to be reasonably possible that future changes in the pulp price combined with changes in the exchange rate could result in the recoverable amount of the UGCs to be different.

For purposes of the sensitivity analysis, an isolated reduction of 10% in the pulp price and in the exchange rate (US Dollar) for the next four years of discounted cash flows, would result in the UGC recoverable amount to be higher than its value in use at December 31, 2013, not being necessary the recognition of a provision for impairment.

The recoverable value of the UGC as per the impairment test exceeds its book value by R$ 5.4 billion.

(b)                                Três Lagoas and Jacareí

At December 31, 2013 the Company assessed whether the value in use of the UGCs Jacareí and Três Lagoas exceeded its carrying amount. Value is use was measured using the discounted cash flows method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a). The impairment test did not result in the need to recognize an impairment loss.

38                                 Subsequent events

(a)                                Land Sale Receivable - Asset Light project

As stated in Note 1(e) as of December 31, 2013, R$ 902,584 of the purchase price of the sale of land was pending payment and subject to the fulfillment of certain obligations and legal administrative processes. In January, we received in cash R$ 604,618. The remaining balance of R$ 297,966 will be received as follows: R$106,084 in one installment on January 30, 2014 and the balance of R$ 191,882, no later than the end of the first quarter of 2014.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Fibria 2020 Bond Early Redeem

In January 2014, the Company’s Management approved the early redeem 100% of the Fibria’s 2020 Bond, that bear an interest rate of 7.5% p.a. As of December 31, 2013, the outstanding balance of the bonds amounted to R$ 1,616 million (US$ 690 million). The Company expects to complete this transaction in March of 2014 and, consequently, the balance is recorded as current liabilities.

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

Date: February 28, 2014.