Form 20-F
period 2014-12-31
Fibria Celulose S.A.
filed 2015-02-27
CIK 1110649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2014

Commission file number 1-15018

Fibria Celulose S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Rua Fidencio Ramos, 302, 3rd floor 04551-010, São Paulo, SP, Brazil
(Address of principal executive offices)

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

December 31, 2014:

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

•                  “Fibria Trading” are to Fibria Trading International KFT;

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012 included herein in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The selected financial information should be read together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

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

	Year ended	Year ended	Year ended	Year ended	Year ended
CONSOLIDATED STATEMENT OF PROFIT OR	December 31,	December 31,	December 31,	December 31,	December 31,
LOSS	2014	2013	2012	2011	2010
(in thousands of Reais, unless otherwise indicated)

Revenues	7,083,603	6,917,406	6,174,373	5,854,300	6,283,387
Cost of sales	(5,545,537)	(5,382,688)	(5,237,258)	(5,124,269)	(4,694,659)
Gross profit	1,538,066	1,534,718	937,115	730,031	1,588,728
Operating income (expenses):
Selling, general and administrative	(650,836)	(647,669)	(584,054)	(605,353)	(593,744)
Equity in losses of associate	(622)	—	(592)	(414)	(7,328)

Other operating income (expenses), net	770,007	823,398	354,026	253,395	(7,499)
	118,549	175,729	(230,620)	(352,372)	(608,571)
Income before financial income and expenses	1,656,615	1,710,447	706,495	377,659	980,157
Financial income	133,950	110,723	167,646	217,000	374,426
Financial expenses	(1,040,597)	(1,016,526)	(944,405)	(873,005)	(1,192,532)
Result of derivative financial Instruments, net	(6,236)	(215,313)	(184,465)	(276,877)	152,284
Foreign exchange (loss) gain, net	(721,842)	(932,907)	(735,001)	(935,789)	301,604
	(1,634,725)	(2,054,023)	(1,696,225)	(1,868,671)	(364,218)
Income (Loss) from continuing operations before income taxes	21,890	(343,576)	(989,730)	(1,491,012)	615,939
Current (expense) income tax	(46,280)	(619,606)	(42,167)	67,835	59,627
Deferred income (expense) tax	186,942	265,600	333,927	314,408	(146,924)
Net income (loss) from continuing operations	162,552	(697,582)	(697,970)	(1,108,769)	528,642

Discontinued operations
Income from discontinued operations	—	—	—	364,629	112,897
Income tax expense, net	—	—	—	(123,974)	(38,385)
Net income from discontinued operations	—	—	—	240,655	74,512
Net (losses) income	162,552	(697,582)	(697,970)	(868,114)	603,154

Net income (loss) attributable to shareholders of the Company — continuing operations	155,584	(706,422)	(704,706)	(1,113,277)	524,134
Net income attributable to shareholders of the Company — discontinued operations	—	—	—	240,655	74,512
Net income attributable to non-controlling interest	6,968	8,840	6,736	4,508	4,508
Net income (loss)	162,552	(697,582)	(697,970)	(868,114)	603,154
Basic earnings (loss) per share or ADSs (in Brazilian Reais) (1):
Continuing operations	0.28	(1.28)	(1.34)	(2.38)	1.12
Discontinued operations	—	—	—	0.51	0.15
Diluted earnings (loss) per share or ADSs (in Brazilian Reais) (1):
Continuing operations	0.28	(1.28)	(1.34)	(2.38)	1.12
Discontinued operations	—	—	—	0.51	0.15
Weighted average number of shares outstanding (in thousands):	553,592	553,592	524,925	467,592	467,721
Dividends and interest attributable to capital per share (in Brazilian Reais:	0.07	—	—	—	0.30
Dividends and interest attributable to capital per share (in U.S. Dollars) (2):	0.03	—	—	—	0.17

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

CONSOLIDATED BALANCE SHEET

(in thousands of Reais)

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2012	2011	2010
Assets
Current
Cash and cash equivalents	461,067	1,271,752	943,856	381,915	431,463
Marketable securities	682,819	1,068,182	2,351,986	1,677,926	1,640,935
Derivative financial instruments	29,573	22,537	18,344	31,638	80,502
Trade accounts receivable, net	538,424	382,087	754,768	945,362	1,138,176
Accounts receivable - land and buildings sold	—	902,584	—	—	—
Inventory	1,238,793	1,265,730	1,183,142	1,178,707	1,013,841
Recoverable taxes	162,863	201,052	209,462	327,787	282,423
Assets held for sale	—	589,849	589,849	644,166	1,196,149
Other assets	147,638	103,228	194,526	108,062	115,165

	3,261,177	5,807,001	6,245,933	5,295,563	5,898,654

Non-current
Marketable securities	51,350	48,183	—	—	—
Derivative financial instruments	161,320	71,017	26,475	43,446	52,470
Related parties receivables	7,969	7,142	6,245	5,469	5,307
Deferred taxes	1,190,836	968,116	879,606	995,368	1,330,614
Recoverable taxes	1,752,101	743,883	657,830	677,232	590,967
Advances to suppliers	695,171	726,064	740,310	760,611	693,490
Judicial deposits	192,028	197,506	157,567	137,060	110,364
Assets held for sale	598,257	—	—	—	—
Other assets	91,208	252,135	172,612	95,060	145,768
Investments	79,882	46,922	40,674	7,506	8,301
Biological assets	3,707,845	3,423,434	3,325,604	3,264,210	3,550,636
Property, plant and equipment	9,252,733	9,824,504	11,174,561	11,841,247	12,979,431
Intangible assets	4,552,103	4,634,265	4,717,163	4,809,448	4,906,443

	22,332,803	20,943,171	21,898,647	22,636,657	24,373,791

Total assets	25,593,980	26,750,172	28,144,580	27,932,220	30,272,445

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2012	2011	2010
Liabilities and shareholders’ equity
Current
Loans and financing	965,389	2,972,361	1,138,005	1,092,108	623,684
Trade payable	593,348	586,541	435,939	373,692	424,488
Payroll, profit sharing and related charges	135,039	129,386	128,782	134,024	121,691
Taxes payable	56,158	55,819	41,368	53,463	63,436
Derivative financial instruments	185,872	106,793	54,252	163,534	—
Payable - Aracruz acquisition	—	—	—	—	1,440,676
Liabilities related to the assets held for sale	—	470,000	470,000	—	95,926
Dividends payables	38,649	2,374	2,076	1,520	266,300
Other payables	124,775	125,081	204,833	142,367	156,135

	2,099,230	4,448,355	2,475,255	1,960,708	3,192,336

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2012	2011	2010
Non-current
Loans and financing	7,361,130	6,800,736	9,629,950	10,232,309	9,957,773
Derivative financial instruments	422,484	451,087	263,646	125,437	—
Taxes payable	124	159	77,665	76,510	75,365
Deferred taxes	266,528	235,896	227,923	739,878	1,222,360
Related parties payable	—	—	—	—	—
Provision for contingencies	144,582	128,838	104,813	101,594	265,392
Payable - Aracruz acquisition	—	—	—	—	—
Liabilities related to the assets held for sale	477,000	—	—	—	—
Other payables	207,197	193,847	194,521	163,096	151,634

	8,879,045	7,810,563	10,498,518	11,438,824	11,672,524

Total liabilities	10,978,275	12,258,918	12,973,773	13,399,532	14,864,860

Shareholders’ equity
Share capital	9,729,006	9,729,006	9,729,006	8,379,397	8,379,397
Share capital reserve	3,920	2,688	2,688	2,688	2,688
Treasury shares	(10,346)	(10,346)	(10,346)	(10,346)	(10,346)
Statutory reserves	3,228,145	3,109,281	3,815,584	4,520,290	5,381,771
Other reserves	1,613,312	1,614,270	1,596,666	1,611,837	1,630,642

Equity attributable to shareholders of the Company	14,564,037	14,444,899	15,133,598	14,503,866	15,384,152
Equity attributable to non-controlling interest	51,668	46,355	37,209	28,822	23,433

	14,615,705	14,491,254	15,170,807	14,532,688	15,407,585

Total liabilities and shareholders’ equity	25,593,980	26,750,172	28,144,580	27,932,220	30,272,445

Note:        The Consolidated Balance Sheet as at December 31, 2012, 2011 and 2010 were restated due to the retrospective impact of the adoption of IAS 19 (R), as mentioned in Note 2.26 to our 2013 consolidated financial statements.

OTHER FINANCIAL DATA

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
(in thousands of Reais, unless otherwise indicated)	2014	2013	2012	2011	2010

Gross margin	21.7%	22.2%	15.2%	12.5%	25.3%
Operating margin	23.4%	24.7%	11.4%	6.5%	15.6%
Capital expenditures(3)	1,591,002	1,286,684	1,078,267	1,416,668	1,066,129
Depreciation, amortization and depletion	1,790,628	1,751,947	1,720,067	1,838,827	1,616,705
Cash flow provided by (used in):
Operating activities	2,226,756	2,163,530	1,914,333	1,348,200	1,696,086
Investing activities	(356,018)	433,849	(1,160,803)	(727,666)	(1,818,251)
Financing activities	(2,643,993)	(2,275,991)	(258,250)	(649,133)	(60,561)

(3)                  Excludes the capital expenditures related to Conpacel for 2010, as Conpacel was sold in 2011 and its operations were classified as discontinued operations.

OPERATIONAL DATA

	As at and for	As at and for	As at and for	As at and for	As at and for
	the year ended	the year ended	the year ended	the year ended	the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2014	2013	2012	2011	2010

Number of employees(4)	4,294	4,192	4,136	4,301	5,028
Nominal production capacity (thousand metric tons)
Pulp	5,300	5,300	5,250	5,250	5,250
Paper(5)	—	—	—	—	190
Sales volumes (thousand metric tons):
Domestic market pulp	517	447	531	509	424
Export market pulp	4,788	4,751	4,826	4,632	4,485
Total market pulp	5,305	5,198	5,357	5,141	4,909

Domestic market paper	—	—	—	88	113
Export market paper	—	—	—	12	8
Total paper(5)	—	—	—	100	121

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

	Exchange Rate of Reais per U.S.$ 1.00
Year Ended December 31,	Low	High	Average(1)	Period-end

2010	1.6554	1.8811	1.7593	1.6662
2011	1.5345	1.9016	1.6746	1.8758
2012	1.7024	2.1121	1.9550	2.0435
2013	1.9528	2.4457	2.1605	2.3426
2014	2.1974	2.7403	2.3547	2.6562

Month Ended	Low	High	Average(1)	Period-end

September 30, 2014	2.2319	2.4522	2.3329	2.4510
October 31, 2014	2.3914	2.5341	2.4483	2.4442
November 30, 2014	2.4839	2.6136	2.5484	2.5601
December 31, 2014	2.5607	2.7403	2.6394	2.6562
January 31, 2015	2.5754	2.7107	2.6348	2.6623
February 13, 2015	2.6623	2.8625	2.7663	2.8392

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

Price fluctuations occur not only from year to year but also within a given year as a result of global and regional economic conditions, capacity constraints, mill openings and closures, supply of and demand for both raw materials and finished products, among other factors. Through 2010, the global economy continued its recovery and provided improved conditions for the pulp and paper markets leading BEKP average prices to reach U.S.$879 per ton in North America, U.S.$844 per ton in Europe and U.S.$777 per ton in Asia. Through 2011, the global economy again impacted the pulp market, which had an uptrend in the first half of the year, but ended the year in a lower level than it started with BEKP average prices at U.S.$865 per ton, U.S.$810 per ton and U.S.$699 per ton in North America, Europe and Asia, respectively. In 2012, the uncertainties surrounding the economic recession in Europe provided an unstable BEKP price environment. After following an upward trend in the first half of 2012, prices presented consecutive weekly decreases during the third quarter, but regained strength in the last three months of the year, leading BEKP prices to an annual average of U.S.$815 per ton in North America, U.S.$751 per ton in Europe and U.S.$635 per ton in Asia. In 2013, prices continued to climb during the most part of the first half of the year, due to relatively stable supply levels and strong demand. Nevertheless , as the summer in the Northern Hemisphere approached, slower seasonal demand introduced prices to a new cycle of decline that lasted until November, when prices started to show signs of recovery, ending the year at an annual average of U.S.$870 per ton in North America, U.S.$791 per ton in Europe and U.S.$673 per ton in Asia. In the beginning of 2014, however, prices were pressured by the new pulp capacities expected to come online during the first half of the year. Prices in all regions dropped until September, when the combination of more robust demand and low inventories levels led producers to implement a price increase effective from the fourth quarter. In 2014, average annual BEKP prices were U.S.$846 per ton in North America, U.S.$745 per ton in Europe and U.S.$609 per ton in Asia.

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

According to market statistics (PPPC), Chinese demand represented 29% of the global market pulp demand in 2014 and this consumption has increased at an annual average growth rate of 10% since 2004, above the global average of 2%. The recent investments in paper and board machines in China have been boosting pulp demand in China; however, the volatility of Chinese demand due to speculative buying movement is a key risk for any short-term demand forecast.

Global crises and subsequent economic slowdowns like those that occurred during 2008 and 2009 may adversely affect global pulp demand. As a result, our financial condition and results of operations may be adversely affected.

Demand for our pulp products is directly linked to overall economic activity within those international markets in which we sell our products. After a steady period of growth between 2003 and 2007, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the pulp market to international volatility. From mid 2009 through 2010, the global economy recovered and provided improved conditions for the pulp market. In 2011, the market pulp industry had two distinct phases. During the first half of the year, the global market pulp demand increased by 7.7% over 2010, mostly due to strong Chinese demand. Beginning in July, the European crisis and its effects on the global economy negatively impacted world pulp demand. In 2012, the unstable economic environment continued pressuring pulp demand; however, positive results in emerging regions offset the losses in mature markets, leading to higher pulp demand compared to the previous year. In 2013, however, despite the persistent tepid economic climate, pulp demand grew by 3.2% with improvements seen in almost all major regions of the globe, especially due to higher investments in new paper capacity. According to PPPC, 39 new tissue paper machines were installed in 2013 and other 59 new tissue paper machines were forecast to enter the market in 2014. The weak economic environment persisted through 2014 but the impact of the capacity expansions happened in 2013 in all regions, mainly focused in the tissue market, combined with the installation of other new paper capacities mainly in China during the year, resulted again in positive results for pulp demand, which showed a 1.5% increase.

A continued decline in the level of activity in either the domestic or the international markets within which we operate could adversely affect both the demand for and the price of our products and have a material adverse effect on us.

The deterioration of global economic conditions could, among other things:

•                  further negatively impact global demand for paper, reducing investments in new paper capacity and/or leading to paper mills closures, which would directly impact pulp consumption, or further lower market prices for our products, which could result in a continued reduction of our sales, operating income and cash flows;

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

New projects that have started up and others that are expected to reach the market in the next years may adversely affect our competitiveness.

There is an extensive list of players in the industry that have plans to install new pulp production capacity in South America and Asia. This new capacity, as completed, could result in a possible loss of market share, reduction of prices and shortage of raw materials with the resulting increase in their prices. Therefore, our results of operations and financial condition could be adversely affected.

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

Our consolidated indebtedness will require that a portion of our cash flow be used to pay the principal and interest with respect to that indebtedness.

As of December 31, 2014, our total consolidated indebtedness amounted to R$8,327 million, of which 88.4% represented long-term indebtedness.

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

•                  a portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness and may not be available for other purposes;

•                  our level of indebtedness could limit our flexibility in planning for, or reacting to changes in, our business; and

•                  our level of indebtedness could make us more vulnerable in the event of a downturn in our business.

Our exports expose us to political and economic risks in foreign countries.

Our sales outside Brazil accounted for 91%, 92% and 91% of our total consolidated net revenues during the years ended December 31, 2014, 2013 and 2012, respectively. Our exports, primarily to Europe, North America and Asia, expose us to risks not faced by companies operating solely in Brazil or any other single country. For example, our exports may be affected by import restrictions and tariffs, other trade protection measures and import or export licensing requirements.

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

Failure to comply with laws and regulations could expose Fibria to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation.

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

The Brazilian Real in 2010, as a result of an increase in foreign direct investments in Brazil, appreciated by 4.3% against the U.S. Dollar. Through August 2011, the Real maintained this appreciation trend. However, in September 2011, the worsening crisis in the Eurozone caused the sudden appreciation of the U.S. Dollar against theReal. As a result, the U.S Dollar appreciated by 12.6% against the Real in 2011. In 2012, the Brazilian Central Bank intervened several times to protect the Real from overvaluation. As a result, in 2012 the U.S Dollar appreciated by 8.9% against the Real. In 2013, the positive outlook of a recovering economy in the US and in the Eurozone caused a rapid depreciation of several Emerging Markets currencies, including the Real. As a result, in 2013 the U.S Dollar appreciated by 14.6% against the Real . In 2014, mainly as a result of Brazil’s macroeconomics scenario and general global uncertainties, the U.S Dollar appreciated by 13.4% against the Real. See item 11. Quantitative and Qualitative Disclosures About Market Risk.

Our business may be adversely impacted by risks related to hedging activities.

We regularly enter into currency hedging transactions using financial derivatives instruments, in accordance with our Market Risk Management Policy. Hedging transactions aim to (1) protect our revenue (which is primarily denominated in U.S. Dollars) when converted to Brazilian Reais (our functional currency); (2) convert part of our debt which is denominated in Brazilian Reais into U.S. Dollars; and (3) fix a payment flow of our debts linked to a post-fixed rate.

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

In late 2008 and early 2009 Fitch Ratings Inc., Moody’s and Standard & Poor’s  reduced our rating to BB+/Negative, Ba1/Negative and BB/Negative, respectively. On October 13, 2009, Fitch further reduced our rating to BB/Stable. After the announcement of the sale of Conpacel and KSR in December 2010 (See Item 4. Information on Fibria — A. History and Development of Fibria) our rating outlook was changed from Stable to Positive by both Fitch and Moody’s. In March 2011, Fitch raised our rating to BB+/Stable. In November and December 2011, respectively, S&P and Moody’s both revised the outlook from positive to stable due to a slower deleverage path. In February 2012, Fitch affirmed Fibria’s rating at BB+/Stable based on the expectation that we will lower debt and leverage during 2012. In February 2013 Fitch changed the rating outlook for Fibria to positive from stable. In March 2013 S&P upgraded Fibria’s rating from BB/positive to BB+/stable. In September 2013 Moody’s changed our outlook from stable to positive. In February 2014 Fitch Ratings upgraded our credit rating to BBB- with a stable outlook, thereby achieving Investment Grade status for this agency. In February 2015 Fitch reaffirmed our BBB-/stable rating. In March 2014 S&P revised our credit rating outlook from stable to positive. All three agencies’ positive movement was mainly due to our pursuit of deleveraging despite market conditions, free cash flow generation along with our appropriate and conservative approach to liquidity and the headroom under our financial covenants.

The ratings currently assigned to our foreign currency debt under foreign law are BBB-/Stable by Fitch, Bal/Positive by Moody’s and BB+/Positive by S&P. If our ratings were to be downgraded by the rating agencies due to any external factor (which could include a downgrade of the Brazilian sovereign rating), our own operating performance and/or increased debt levels, our cost of capital may increase. Any downgrade could also negatively affect our operating and financial results and the availability of future financing.

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

In December 2012, a tax assessment in the amount of R$1.7 billion (see Note 24 to our consolidated financial statements) was issued by the Brazilian Federal Tax Authority, or RFB, against us, with respect to IRPJ and CSLL taxes as a result of an agreement signed between Fibria (on that occasion VCP) and International Paper. The subject matter of which was the exchange of industrial and forestry assets between the two companies. On January 9, 2013 we filed an appeal with the Brazilian Federal Revenue Service. Based on the opinion of our internal and external legal counsels, the likelihood of loss is possible and, as such, no provision has been recorded with respect thereto. In November 13, 2013 we were notified about the decision that invalidated the assessment notice, accepting our appeal. The Brazilian Federal Tax Authority was notified to file a mandatory appeal. The claim is pending a final decision from the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais). See note 24 to our 2014 Financial Statements.

In October 2013, a tax assessment in the amount of R$271 million, was issued by the Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB) against us with respect to Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or IRPS, and Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL, during the period from 2010, between Fibria Trading International — FTI and Fibria. See note 24 to our 2014 Financial Statements.

In June 2014, a new tax assessment in the amount of R$272 million, was issued by the RFB against us, with respect to IRPJ, and CSLL, during the period from 2010, between Fibria Trading International — FTI, NORMUS and Fibria. See note 24 to our 2014 Financial Statements.

In October 2014, a new tax assessment in the amount of R$73 million, was issued by the RFB against us, with respect to IRPJ, and CSLL, on the income from an equity adjustment in the investment in foreign controlled companies during the period from 2009, between VCP Overseas Holding Kft. and Normus in 2009. We filed an appeal with the Brazilian Federal Revenue Service. Based on the opinion of our internal and external legal counsels, the probability of loss is possible and, as such, no provision has been recorded with respect thereto. See note 24 to our 2014 Financial Statements.

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

If we are unable to manage potential problems and risks related to acquisitions, and alliances, our business and growth prospects may suffer. Some of our competitors may be better positioned to acquire other pulp business.

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

Our three largest customers represented 48% of our net revenue in 2014. Althoug such sales are supported by long-term contracts, if we are unable to replace the sales volumes represented by any of these important customers, the loss of any of these customers could have a material adverse effect on our results of operations, cash flows and financial condition.

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

Activist groups in Brazil advocate land reform and property redistribution by invading and occupying rural areas. Fibria has been working alongside the Landless Workers’ Movement (or MST), the Federal Land Reform Agency (INCRA) and the government of the State of Bahia, and have agreed to design and implement an agroforestry production and settlement model project in 2011. In 2012, the project was launched, benefiting hundreds of families in areas occupied by the MST. We cannot assure that our properties will not be subject to invasion or occupation by these or other activist groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares.

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

We are jointly controlled by VID and BNDESPar. Our controlling shareholders have entered into the First Amendment to the Shareholders Agreement dated October 29, 2014 that regulates their power, including the power to:

•                  name our directors; and

•                  determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

VID and BNDESPar have entered into the First Amendment to the shareholders’ agreement dated October 29, 2014 under which the approval of certain matters will depend on the affirmative vote of BNDESPar. See “Item 10. Additional Information — C. Material Contracts — Shareholders’ Agreement of Fibria”.

In addition, BNDES was the creditor with respect to approximately 21% of our consolidated indebtedness as of December 31, 2014 and we expect to continue to obtain loans from BNDES. As one of our significant shareholders and the subsidiary of one of our important creditors, BNDESPar may exercise a significant influence over our business and corporate decisions, and its actions may be influenced by the policies of the Brazilian federal government, which may conflict with the interest of our shareholders and holders of our ADSs.

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

As a result of the Aracruz Acquisition, we have recognized R$4,231 million of goodwill and have recorded several intangible assets from the Aracruz business (including database, patents, chemical supplier and other supplier relationships) with a fair value of R$779 million at the acquisition date (R$291 million as of December 31, 2014 and R$367 million as of December 31, 2013). Under IFRS, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually or more often if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. As of December 31, 2014, according to the accounting policy described in Note 37 to our 2014 consolidated financial statements, we performed our annual impairment test of the Cash Generating Units (CGU) to which goodwill is allocated (Aracruz). In addition, as required by IAS 36, when the book value of the net assets of the Company exceeds its market capitalization, an impairment analysis of long-lived assets must be performed. As a result, we performed an impairment analysis of our long lived assets. The recoverability test did not result in the need to recognize any impairment of goodwill and fixed assets. See “Item 5. Operating and Financial Review and Prospects — B. Discussion of Critical Accounting Policies” and Note 37 to our 2014 consolidated financial statements.

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

In 1997, an international conference on global warming concluded with an agreement known as the Kyoto Protocol, which called for reductions of certain emissions that may contribute to increases in atmospheric greenhouse gas concentrations.  While Brazil did sign the Kyoto Protocol, many other countries did not ratify the Protocol which expired in 2012.  Nonetheless, it has formed the basis for a range of international, national and sub-national proposals and regulations focusing on greenhouse gas reduction. A successor protocol is under negotiation at the international level, and Brazil among other countries has indicated its intention to participate in an extended Kyoto process. For example, Brazil has committed to cut its emissions below projected levels in 2020 and to set domestic targets for curbs on deforestation in its Amazon and Cerrado regions.

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

Our operations are conducted in Brazil but our pulp is mainly sold to international customers. Accordingly, our financial condition and results of operations are in some ways dependent upon economic conditions in Brazil. Brazil’s gross domestic product, or GDP, in real terms, grew by 0.9% in 2012, 2.3% in 2013 according to Instituto Brasileiro de Geografia e Estatística — IBGE, Brazil’s official statistics agency. In 2014, GDP grew 0.1%, according to the Focus Report estimates published by the Brazilian Central Bank. The general cost of human capital, the cost of land (renting or buying) and the other general local supplies are points of concern. Nonetheless, future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, such supplies. As a result, these developments could impair our business strategies, results of operations or financial condition. The Brazilian government tries to limit unusual market conditions, like supply prices, abnormal speculation and the foreign exchange-rates, frequently intervening in the Brazilian economy and occasionally makes material changes in policies and regulations. Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic factors, including:

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

•                  other political, diplomatic, social and economic developments in or affecting Brazil; and

•                  inflation

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 5.8% in 2012, 5.9% in 2013 and 6.4% in 2014, according to the Brazilian National Consumer Inflation Index (Índice Nacional de Preços ao Consumidor Amplo) or IPCA. Our cash production costs and operating expenses are substantially denominated in Brazilian Reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the currency. If the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. Dollar, then, as expressed in U.S. Dollars, our operating expenses may increase. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute materially to economic uncertainty in Brazil and accordingly weaken investor confidence in Brazil, thus impacting our ability to access the international capital markets.

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

Our financial results are affected by changes in interest rates, such as the London Interbank Offered Rate (LIBOR), the Brazilian Interbank Deposit Certificate (Certificado de Depósito Interbancário) or CDI and the Brazilian Long Term Interest Rate (Taxa de Juros de Longo Prazo) or TJLP. The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation control purpose, Brazilian government policies and other factors. The CDI rate was 11.57% p.a., 9.77% p.a.and 6.90% p.a. as of December 31, 2014, 2013 and 2012, respectively. The TJLP was reduced from 5.5% p.a. on June 27, 2012 to 5.0% p.a. on December 31, 2012 until December 31,2014. In the first quarter of 2015 it was increased to 5.5% p.a.. A significant increase in interest rates, particularly TJLP or LIBOR, would have a material adverse effect on our financial expenses as a significant part of our debt (BNDES loans and Export Prepayment Facilities) is linked to these rates. On the other hand, a significant reduction in the CDI rate could adversely impact the financial revenues derived from our investment activities since a relevant part of our cash is invested Brazilian money market, linked to CDI. In order to mitigate these risks and benefit from the abnormal lower interest rates, we have contracted several swaps from LIBOR and TJLP to Pre Fixed rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.

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

In 2014, we generated internally approximately 117% of the electric energy requirements for our pulp production process. Of the total amount of thermal and electrical energy we self-generated, 88% was from renewable fuels, such as biomass and black liquor that are byproducts of the pulp production process, and 12% was from non-renewable fuels that we purchased, such as fuel oil and natural gas. Nonetheless, if Brazil experiences shortages in available electricity (whether due to hydrological conditions, infrastructure limitations or otherwise), similar or other policies may be put into place to limit or ration electrical power utilization. Although we believe we are adequately prepared with respect to energy since we are self-sufficient and even sell the overflow electric energy to the Brazilian grid, our sales may be adversely affected by the negative effect the energy shortage may have on the macroeconomic environment. In addition, we may also be adversely affected by the impact of the energy shortage on the activities of our main suppliers of raw materials. Any such shortage and related electricity rationing could have a material adverse effect on our business and results of operations.

Drought in south eastern Brazil, resulting in water scarcity and related rationing, may adversely affect our business and results of operations.

The South-east Brazilian region is currently experiencing severe drought conditions, resulting in acute shortage of water and the implementation of rationing to control usage. Although we believe that most of our operations will not be affected by these conditions, our Jacarei Unit, which has two fiber lines, is located in the affected area and dependent on water supply from the Paraiba do Sul river. As a matter of fact, this Unit’s water consumption is below the limit permitted by the license. Besides, it is the most efficient mill in water use among all of our industrial operations and 90% of its water usage is returned to the Paraiba do Sul river after effluent treatment. In addition, we continue to improve the mill’s efficiency in water consumption and have defined a contingency plan for the Jacarei Unit, if required. Nevertheless, we cannot assure that governmental measures to address the drought conditions will not have the effect of impacting such Unit’s operations, with the resulting adverse affect on our business and results of operations.

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

Investments in securities, such as our common shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the common shares underlying the ADSs at a price and time at which holders wish to do so. The São Paulo Stock Exchange Index (Ibovespa) had a market capitalization of U.S.$687 billion as of December 31, 2014. In comparison, the S&P 500 had a market capitalization of U.S.$18.7 trillion as of December 31, 2014. A liquid and active market may never develop for our common shares or ADSs, and as a result, the ability of our ADS holders to sell at the desired price or time may be significantly hindered.

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

The ADSs benefit from the certificate of foreign capital registration, which permits our Depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 2,689/00 of the National Monetary Council (CMN - Conselho Monetário Nacional), which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If holders of ADSs do not qualify under Resolution No. 2,689/00, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the certificate of registration of our Depositary, or any certificate of foreign capital registration obtained by holders of ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

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

ITEM 4.  INFORMATION ON FIBRIA

A.                                    History and Development of Fibria

We are incorporated under the laws of the Federative Republic of Brazil under the name Fibria Celulose S.A., as a publicly-held company with unlimited duration. We have the legal status of a stock corporation, operating under the Brazilian corporate law. Our headquarters and principal executive offices are located at Rua Fidencio Ramos, 302, Torre B, 3rd floor, 04551-010, São Paulo, SP, Brazil (telephone: 55 11 2138-4565). Our website address is www.fibria.com.br/ir. Information contained on our website is, however, not incorporated by reference in, and should not be considered as part of this annual report.

Our operations began in 1988 when the Votorantim Group, one of the largest privately held group of companies in Latin America, acquired Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the State of São Paulo. We began production in 1991 after expanding and modernizing our facilities. In September 1992, the Votorantim Group purchased Indústrias de Papel Simão S.A., or Papel Simão, which was listed on the BM&FBOVESPA. Celpav and Papel Simão subsequently merged and, in 1999, Papel Simão was renamed Votorantim Celulose e Papel S.A. On November 5, 2009 we adopted the corporate name Fibria Celulose S.A. and on December 31, 2009, we and Aracruz were merged to form Fibria (the surviving entity). See “Item 4. Information on Fibria — A. History and Development — The Aracruz Acquisition”.

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

Bahia Produtos de Madeira

In 1998, as part of a strategy of diversification into other forest product businesses, Aracruz acquired Tecflor Industrial S.A or Tecflor, for the production of solid wood products. Tecflor was then renamed Aracruz Produtos de Madeira or APM. In 2001, APM sought to expand the presence of its Lyptus® brand of high-quality sawn wood in domestic and international markets and established a commercial partnership with the U.S. based Weyerhaeuser Co., or Weyco, one of the largest forestry companies in the world, for the exclusive distribution of Lyptus® in the North American markets. In October 2004, Aracruz sold two thirds of its shares in APM to Weyerhaeuser do Brasil Participações Ltda., a subsidiary of Weyco, for a total purchase price of U.S.$18.6 million. After the Aracruz Acquisition, APM was renamed Bahia Produtos de Madeira or BPM. We currently own 33.33% of the shares in BPM and have certain voting rights as set forth in the APM shareholders’ agreement. On July 31, 2014, we acquired 100% of the capital of WOP — Wood Participações Ltda., formerly Weyerhaeuser do Brasil Participações Ltda, for R$6,716 million, which held 66.67% of the capital of our associate Bahia Produtos de Madeira S.A. As from that date, the Company holds indirectly, 100% of the capital of Bahia Produtos de Madeira S.A.

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

In March 2007, we sold our 50% interest in the paper mill located in Embu to Suzano for R$41.1 million. The Embu paper mill had an annual production capacity of 48 kilotons of cardboard. See “Item 4. Information on Fibria — A. History and Development of Fibria — Formation of Conpacel”.

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

On September 10, 2012, we received and accepted a binding offer from CMPC Celulose Riograndense S.A. for the purchase of forestry assets and lands of Losango, consisting of approximately 100 thousand hectares of owned areas and nearly 39 thousand hectares of forestland of eucalyptus in these owned areas and in third parties leased areas, for a total amount of R$615 million. The transaction did not include the partnership program agreements developed in Losango areas, which will be maintained and honored by Fibria. On December 28, 2012 we announced the conclusion of the Purchase and Sale Agreement and the approval of the operation by the Economic Defense Council, the receipt of the first installment in the amount of R$470 million and the deposit of the second installment in the amount of R$140 million in an escrow account to be disbursed after the remaining applicable government approvals and other conditions precedent have been fulfilled. On November 2014, we received an additional R$7 million as an advance from CMPC. The remaining installment of R$5 million will be paid to us upon the effective transfer of existing contracts related to the asset and applicable government approvals.

The sale and purchase agreement establishes a period of 48 months, renewable at the option of CPMC for an additional 48 months, to obtain the required government approvals. If this approval is ultimately not obtained, we will be required to return to CMPC the amount of R$477 million paid to us, plus interest, and the escrow deposits made by CMPC will revert.

Since the signing of the Purchase and Sale Agreement with CMPC, we have taken action to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the operating license of the areas and obtaining the documentation to be presented to the applicable government agencies. The consistent progress in obtaining these approvals during 2014 indicates that favorable resolution will be achieved.

We have concluded that these assets should remain classified as assets held for sale. However, the completion of the sale is not under our sole control and it depends on various government approvals, which have been slower than expected. Accordingly we have reclassified the full amount to non-current assets at December 31, 2014.

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

The parties also signed a long-term agreement whereby Fibria will supply eucalyptus pulp, utilities and other services to Ahlstrom VCP at the Jacareí mill at competitive prices, in order to partly support an annual production capacity of approximately 105,000 tons of uncoated wood-free papers.

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

Disposition of forestry assets and land

On March 8, 2012, as part of our strategy to strengthen our capital structure, we entered into a binding agreement with Fundo Florestas do Brasil (the “Fund”), through its subsidiary Caravelas Florestal S.A., for the sale of certain forests and land located in the south of Bahia, consisting of 16.2 thousand hectares of forests of eucalyptus for timber and pulp with an average annual production of 660 cubic meters of wood.

On June 29, 2012, Fibria signed a purchase and sale agreement for these assets in the total amount of R$235 million. A cash payment of R$200 million was received as an advance at the same date. As result of the due diligence process conducted by the purchaser, the sale price was adjusted to R$200 million. On December 7, 2012, the transaction was completed upon receipt of an acceptance notice signed by the buyer. See note 1 (d) (iii) to our 2014 consolidated financial statements.

On November 15, 2013, we entered into a Share Purchase Agreement and Other Covenants with Parkia, for the sale of certain land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for a total of approximately 210 thousand hectares. On December 30, 2013, after obtaining the mandatory regulatory approvals as well as the completion of an audit by Parkia, the First Amendment to the Share Purchase Agreement and Other Covenants was concluded and signed, under which the total area subject to the transaction was adjusted to approximately 206 thousand hectares of lands, for the total amount of R$1,402,584 thousand, of which R$500,000 thousand has been received by the Company upon signing the agreement. The remaining balance, in the amount of R$902,584 thousand, was received by us during the first quarter of 2014, after the fulfillment of certain obligations and legal registers performed by the Company.

We may be entitled to an additional amount, not to exceed R$247,515 thousand, in three separated payments, each payment being up to one third of the amount, on the 7th, 14th and 21st anniversaries of the agreement. The entitlement to this amount is contingent on the appreciation of the land at each of such anniversaries, measured according to predefined measurement assumptions established in the agreement and adjusted by the variation of the IGP-M index through the actual payment dates.

We concurrently entered into forestry partnership agreements with Parkia for a period of up to 24 years, during which we will continue to manage our forests in the land sold. In exchange for the right to use the land by us for our forestry activities, the forestry partnership agreement grants to Parkia the right to receive 40% of the volume of wood (in cubic meters — m3), produced by us on the land during each harvesting cycle, limited to a “cap” contractually established. The transaction is in line with our strategy to strengthen our capital structure through debt prepayment. See Note No.1 (e) of our 2014 consolidated financial statements.

Equity Investment - Ensyn

With an initial investment of U.S.$20 million, Fibria acquired approximately 6% of Ensyn voting shares and agreed to set up an equally-owned joint venture (F&E Technologies LLC), which was duly incorporated in Delaware for future investments in the production of liquid fuels and chemicals from biomass in Brazil. In 2014, we signed, with Ensyn Corporation, an Amendment to the 2012 Share Purchase Agreement, for the purchase, by the Company, of an additional interest of 3% of Ensyn’s capital for US$10 million. This increased our interest to approximately 9% of Ensyn’s capital and also provides us certain rights which, if exercised, would allow us to subscribe an additional US$15 million in its capital.

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

Merger of Aracruz into Fibria

As part of the corporate reorganization and in order to maximize the synergies from the Aracruz Acquisition, effective as of December 31, 2009, Aracruz merged with and into Fibria, Fibria being the surviving entity.

Our Ownership Structure

We are jointly controlled by VID, a wholly-owned subsidiary of VPar (the holding company of the Votorantim Group) and BNDESPar, a subsidiary of BNDES. VPar in turn is controlled by Hejoassu Administração S.A. or Hejoassu, which is controlled by the Ermírio de Moraes family. As a result of the purchase of an additional equity interest in Aracruz and corporate re-organization of Fibria, both of which occurred during the first semester of 2009, our exchange offer for outstanding Aracruz shares and the merger of Aracruz into us, our ownership structure and principal investees as of December 31, 2014 is presented in the following chart.

As of December 31, 2014, our total shares amounted to 553,934,646 common shares.

Capital Expenditures

Our capital expenditures (Capex) totaled R$1,591 million in 2014, R$1,287 million in 2013 and R$1,078 million in 2012. The 24% increase in 2014 compared to 2013 was mainly due to the increase in forestry renewal in turn due to (i) the Forestry Partnership Agreement and a Standing Timber Supply Agreement signed with Parkia in 2013 as a result of the 206 thousand hectares on land sale, and (ii) higher costs with the purchase of third-party timber.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2014	2013	2012
	(in millions of Reais)
Industrial Expansion	38	8	4
Forest Expansion	74	65	66
Subtotal Expansion	112	73	70
Safety/ Environment	18	31	47
Forestry Renewal (includes the advance for wood purchase - partnership program)	1,102	849	730

Maintenance, IT, R&D, Modernization	252	253	166
Subtotal Maintenance	1,372	1,133	943
50% Veracel	107	81	65
Total	1,591	1,287	1,078

For 2015, Management has approved a budget of R$1.7 billion for future capital expenditures. The increase over 2014 is mainly explained by the inflation, the exchange rate and the second stage of investments in trucks to reduce wood transportation costs.

B.            Business Overview

Pulp Industry Overview

The world pulp industry is mainly divided in two groups of grades: mechanical, which is the pulp produced only through the use of mechanical energy processes, and chemical, which is the pulp produced after the wood chips have been chemically treated with caustic soda. In the whole world, currently 168 million metric tons are consumed every year, from which 82% is chemical pulp, according to market statistics.

Both grades are sub-divided in: integrated pulp, which is the pulp produced for captive paper production in the same company or group, and market pulp, which is pulp produced to be sold in the market. Market pulp consumption currently sums up to 56 million metric tons, which represents 41% of all chemical pulp grade.

Chemical market pulp can be broken down in many different grades, depending on the wood species. The two main groups are Hardwood, which is composed by the species with short cellulose fibers, and Softwood, assembling the other species, composed by long cellulose fibers. Short fiber pulp is more prone to be produced in tropical areas, while long fiber pulp is only produced in temperate areas. Hardwood represents 54% of total market pulp demand with 30 million metric tons.

Fibria produces pulp from Eucalyptus, which is a species originally from Australia, but extremely well adapted to the Brazilian climate. Brazil is the country where Eucalyptus trees develop the highest yield in the whole world. Eucalyptus pulp is 67% of the whole Hardwood market, with a demand of 20 million metric tons in 2014.

(1)         Fiber Consumption, Recycled Fiber and Pulp: RISI | Market Pulp, Hardwood and Eucalyptus: PPPC Global 100 Report December 2014

Source: Paper&Board, Recycled Fiber and Pulp: RISI | Market Pulp, Hardwood and Eucalyptus: PPPC Global 100 - December 2014 — considers 2014 demand.

Market Pulp Capacity

We are the world’s largest producer of market pulp, according to Hawkins Wright, with an aggregate pulp production capacity of approximately 5.3 million metric tons of eucalyptus per year, as shown in the chart below.

Market Pulp Capacity Ranking
(000 tons)

Source: Hawkins Wright — December 2014

Eucalyptus pulp capacity has outgrown all other market pulp grades, having grown 94% between 2006 and 2014, to a total of more than 22 million metric tons, with most of this growth taking place in Latin America. Increased volumes by Latin American producers, who hold much larger buffer and in-transit stocks (as new mills in the region are further inland), bigger vessel space, Supplier Managed Owned Inventories where invoicing is made upon pulp consumption rather than delivery, and the increase in both distance and reach of the pulp geographical distribution with the increasing importance of China in the market in recent years, have increased the minimum inventory necessary for eucalyptus distribution. According to the Special Research Note released by the Pulp and Paper Products Council (PPPC) recently, the global balanced level of the hardwood pulp producers inventories is currently 39 days, an increase of 10 days since 2000. However, for Latin American producers the average inventory stands at 43 days as almost 90% of Latin America’s hardwood production is exported outside the region compared to only 38% of North American and Nordic regions.

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

As the global economy started to recover from the 2008 credit crunch crisis, in 2010 a growth of 2.3% or 1.0 million metric tons took place.

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

In 2014, the main markets for pulp, North American, Europe and China, registered growth in pulp demand during the year as a result of the continuation of the wave of investments in new paper machines that started in 2013, especially in

China. The favorable hardwood price level also contributed to pulp demand growth due to a certain level of substitution of other fiber sources such as recovered paper and nonwood pulp.

Eucalyptus demand was flat in 2010, increased by 7.8% in 2011, 2.3% in 2012 7.8% in 2013 and 8.7%in 2014. PPPC projections for Eucalyptus global demand show an average growth of 5.4% between 2014 and 2015 much higher than the global market pulp demand average of 2.9% for the same period. The growth in the tissue paper grades and Printing & Writing expansions in Asia is expected to support this growth.

Total Market Pulp Demand & Eucalyptus Market Share

Source: PPPC

Pulp Price Dynamics

As a global commodity, market pulp prices are impacted by macroeconomic dynamics, as are the prices of any other commodity. The graph below is a comparison of the trend of eucalyptus market pulp prices against the Economist Commodity Index since 1980.

Source: Hawkins Wright and The Economist, December 2014

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

In the pulp industry we generally consider medium term a period from 1 to  5 years ahead. The result between the supply and demand in the medium term will be a reflection basically of the paper mills and pulp mills project announcements. The short term scenario and on the expected relative growth rate between the supply and demand, impact the pulp price projected to that period. This medium price expectation is of great importance, since companies use this value to decide about new mill projects.

The long term for the pulp industry is defined as above 5 years. Although production cost structure is something that must be watched in the short and medium term, its major impact will be in the formation of pulp prices in the long term. Cost structure of the pulp industry will define pulp equilibrium price, suggesting the minimum value which is still worth for the highest cost producer to continue its activities. The graph below shows cash production cost according to production capacity tonnage, which impacts the pulp price:

Cash Production Cost in U.S.$/t and BHKP cumulative capacity

(BHKP Supply Curve CIF Europe - 2014)

Source: Hawkins Wright ( December 2014)

Pulp prices are quoted by region and depending on its International Commercial Terms - Incoterms™. Regions have their own dynamics but the price that is used as a reference in the pulp industry continues to be the European prices as it continues to be the major consuming market pulp region. The graph below shows hardwood prices in the European market since 2006 and its historical volatility, resulted by the factors described above.

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

Our forest base is broad and diversified. As of December 31, 2014, it was comprised of approximately 968 thousand hectares (owned and leased, excluding the forestry partnership program areas, the forest base linked to the sale of forest assets in Southern Bahia State and Losango) located in seven Brazilian states. Approximately 561 thousand hectares of our total forestry land consisted of planted areas and approximately 343 thousand hectares of conservation areas with native vegetation, or preserved areas.

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

In 2014, we produced 5,274 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$7,084 million. In 2013, we produced 5,259 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$6,917 million.

In 2014, our pulp production had the following destination: Tissue 51%, Printing & Writing 31% and Specialities 18%. Our breakdown exposes us to the tissue segment with low dependence on the Printing & Writing segment, bringing more stability through the economic cycle.

Export sales accounted for 91% of our pulp sales volume in both 2014 and 2013. We export pulp products from a terminal and warehouse that we operate at the port of Santos, in the State of São Paulo, and from Portocel, a specialized port terminal that is operated by our subsidiary, Portocel Terminal Especializado de Barra do Riacho S.A., or Portocel, which is located approximately 3 kilometers from our Aracruz mill, in the State of Espírito Santo. We also operate a port terminal located in the city of Caravelas in the State of Bahia, from which we transport wood to our Aracruz mill, and a port terminal in the city of Belmonte, in the south of the State of Bahia, from which we transport pulp produced by Veracel to Portocel.

The following map sets forth the location of the production facilities and the port terminals we operate:

Our Strengths

Global leadership in market pulp

We are the world’s largest producer of market pulp according to Hawkins Wright and PPPC, with a total pulp production capacity of approximately 5.3 million metric tons as of December 31, 2014 with regular annual sales about 90%to the international markets. According to market statistics,  in 2014 we accounted for approximately 26% of the world demand of BEKP, approximately 18% of the world demand of bleached hardwood kraft market pulp and approximately 10% of the world demand of chemical market pulp. Our leadership is based on the sustainability of our forest operations (as a result of the shorter harvest cycle in Brazil as compared to other relevant countries), our state-of-the-art technology (including modern facilities and advanced cloning methods), our high productivity, our strong customer base and our long-term relationships with our customers.

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

Climate and soil conditions in Brazil enable us to harvest our eucalyptus trees between 6 to 7 years after planting, while harvesting cycles of other forest species in the southern United States, Canada and Scandinavia can last from 25 to 70 years. Harvesting cycles of our main non-Brazilian competitors in the BEKP market (Spain, Portugal and Chile) are approximately 8 to 10 years.

In 2014 we enhanced our cost management culture with the implementation of the Zero Based Budgeting (ZBB) methodology, including operating expenses and capital expenditures as scope for the 2015 budgeting cycle. The ZBB annual budgeting is a very detailed, structured, and interactive process in order to facilitate meaningful financial debate among managers and executives. The ZBB process is based on developing deep visibility into cost drivers and using that visibility to set budget targets. We have hired the consulting firm Catalitica Experience to assist us on the ZBB implementation.

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

State-of-the-art research and technology

Fibria started its eucalyptus plantations at the end of the 1960s using seeds from the Rio Claro Forest Nursery (SP). At that time, four species were considered appropriate: Eucalyptus grandis, Eucalyptus saligna, Eucalyptus urophylla, and Eucalyptus alba. During the 1970s specific provenances of E. grandis and E. urophylla proved to be the most suited to our environmental conditions and to the pulping process. Since then, many superior interspecific hybrid trees were selected and used for commercial plantations both as a result of the breeding program and the development of commercial cloning. Cloned forests presented significant gains in productivity, uniformity, and wood quality, giving us an outstanding position on the world market. Fibria currently uses a group of elite clones in its plantations and these clones are frequently replaced by new ones to ensure productivity evolution as well as sufficient genetic diversity at the landscape level. State-of-the-art breeding technologies are currently being used for developing advanced generations of Eucalyptus clones.

In addition, Fibria is constantly working on alternative silvicultural methods to boost plantations productivity. The combination of silviculture and genetic improvement are essential to ensure sustainable production and the health of the ecosystems in the long term,  which represents an extra challenge due to climate and economic uncertainties. The development of adapted genotypes along with the improvement obtained via silvicultural practices is critical for the sustaining of the environmental services provided by the forests for the generations to come. Thanks to continuous progress, the land currently used to supply our pulp mills is half the area required 40 years ago when forest productivity levels were much lower.

Product development has kept pace through the study of new processes intended to enable the design of new products and enhance our existing ones, including alternatives to improve customers’ processes and/or product performance, specially with regard to softness and strength. This has permitted us to continuously offer differentiated products notwithstanding that we operate in a commodity market.  Our collaborations with other world-class companies have led to efforts to develop different products from our biomass and by-products, that may represent new business opportunities in future.

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

Conducting our operations in a sustainable way

We are committed to operating our businesses and resources in a sustainable manner in accordance with world-class sustainability standards. In 2014, Fibria was included in the 2014/2015 portfolios of the Dow Jones World and Dow Jones Emerging Markets sustainability indexes, which comprise the best companies, in terms of sustainability, in the world (DJSI World) and in the emerging markets (DJSI Emerging Markets), respectively. Additionally, Fibria was once again listed in the Corporate Sustainability Index (ISE) — a list of companies whose shares are listed at the BM&FBOVESPA, the Brazilian stock exchange, and that demonstrate a high level of commitment to best practices in the areas of sustainability and corporate governance.

We consider sustainability as an essential dimension of our corporate strategy and have implemented a corporate governance for sustainability to ensure that sustainability is considered throughout our processes. We have a Sustainability Committee that plays a consultative role to the Board of Directors and is coordinated by our Chairman. The Sustainability Committee meets three times a year to assess our sustainability strategy and its implementation , and includes independent experts. Linked to the Executive Officers, the Internal Sustainability Commission, comprised of managers from our various departments, seeks to operationalize the strategy defined by the Sustainability Committee and embed sustainability into our organizational culture. Finally, at each Unit, we have Local Relationship Commissions, that evaluate demands from local stakeholders.

In 2013, we updated our Materiality Matrix, which identifies the most relevant issues for the company and for society, taking into account its strategy and the vision of its stakeholders and this Matrix is still considered relevant. The Materiality Matrix was designed based on interviews with 28 people, of whom 10 occupy key posts in Fibria and 18 represent individuals from organizations, sectors or communities that have close ties with the company. The latter group was specifically made up of customers, suppliers, investors, government officials, members of NGOs, residents of neighboring communities, independent wood suppliers, certifying professionals and researchers. The work resulted in the definition of 24 themes, divided into four dimensions: economic, governance and management, environment and social. Of this total, the ten most material themes were selected by the stakeholders:

•      Certifications, voluntary commitments to the sector, and regulations

•      Local development and community impact

•      Business expansion

•      Value generation through innovation

•      Financial Management

•      Social and environmental management of the supply chain

•      Forestry Management - biodiversity, land use

•      Government relations

•      Transparency and stakeholder engagement

•      Use of water

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

The 2025 Long-Term Targets are the following:

Optimize the use of natural resources

Our target is to reduce by one-third the amount of land required for the production of pulp, by increasing productivity from 10 tons of pulp per hectare per year, in 2011, to 15 tons of pulp per hectare per year with new clones planted in 2025, through:

•      traditional genetic improvement

•      improvement in forest management

•      increase in industrial productivity

Benefits:

•      lower concentration of land

•      greater availability of land for other purposes

•      increased competitiveness and greater return to shareholders

2014 results: 11.3 tons of pulp per hectare per year (potential of new clones effectively planted in 2014).

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

2014 results: 10.6 thousand hectars under restoration from 2012 to 2014.

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

2014 results: 32% reduction in industrial solid waste to landfills in relation to 2013.

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

2013 results: 72.56% of approval on average (research is conducted bi-yearly, and the next result will be released in 2015)

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

•      increased managerial and technical skills of community members

•      autonomy of the communities in relation to the private and public sectors

•      stimulation of the construction of social capital

•      reduction of conflicts and maintenance of good relations with neighboring communities

2014 results: 7% of the projects are considered to be self-sustainable.

Corporate Governance

We have a robust Governance, Risk and Compliance (GRC) department, which is directly linked to the CEO and reports to the Statutory Audit Committee, that embraces the following processes: compliance of risk policies; derivatives, debt and investments pricing; market and credit risk analyses; crisis management; business continuity planning and Enterprise Risk Management (ERM). The goal of the ERM  is to ensure through a well-defined methodology that all significant risks are mapped and analyzed, with the appropriate treatment and control determined, in accordance with the Risk Management policies approved by the Board of Directors. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and “Item 16B — Code of Ethics”.

In 2014 we developed the Policy of Compliance with Competition Law (Antitrust) and the Policy on Genetically Modified Eucalyptus (GMEucalyptus), both of which were approved by the Board of Directors, in order to maintain our business within the highest levels of integrity and transparency. In order to continuously improve governance and ethical standards, we, among other governance improvement initiatives, reviewed our Code of Conduct in 2014. The third edition of the document includes new specific topics, such as “Corruption” and brings important updates on already existing ones. The Code of Conduct is the basis of our identity. It is where we express our fundamental, non-negotiable values that indicate the directions we should take in order to maintain an honest and positive work attitude. In view of the current business challenges and in line with its Values and Beliefs, we structured our Compliance Program in 2014. For Fibria, being in compliance means to comply with and enforce internal and external, laws, rules, regulations and commitments, whether they have been assumed voluntarily or imposed on the organization. This initiative represents the maturation of our’s governance model, an evolution resulting from the existing culture of compliance. The new program assumes the adoption of preventive compliance measures, creating positive evidence of protection for the organization, contributing to mitigating possible sanctions and preserving our reputation as an intangible asset.

Our Strategies

Increase our market share in the international pulp market

We intend to take advantage of our competitive strengths to further increase our market share in the international pulp market. We have focused our marketing efforts on the sale of BEKP to tissue manufacturers, a market segment that, in addition to being more stable than other market segments, has experienced global consumption growth at a cumulative aggregate annual growth rate of approximately 3.1% for the period from 2008 to 2014.

According to a recent survey by RISI, global tissue consumption growth is expected to accelerate at a 3.8% annual rate from 2014 to 2019, with China accounting for roughly 37% of the total tissue consumption increase during this period.

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

Enhance our financial strength and corporate governance

Our total consolidated indebtedness as of December 31, 2014 and 2013 amounted to R$8,327 million and R$9,773 million and 88.4% and 69.6% of which represented long-term indebtedness, respectively. We have been implementing a consistent and disciplined approach focused on reducing debt and its cost aiming to improve our capital structure, recover and maintain our investment grade rating and secure financing for our growth strategy under favorable market conditions.

Since Fibria’s creation, we have been conducting a Liability Management Plan which included (1) the issuance of Fibria 2019, 2020 and 2021 Notes totaling U.S.$2.5 billion, (2) the sale of the Guaíba Unit for U.S.$1.430 billion in December 2009, (3) the sale of Conpacel and KSR for R$1.5 billion in December 2010 (proceeds from the sale were received in January and February 2011, respectively), (4) the sale of the Piracicaba Unit for U.S.$313 million in September 2011, (5) an equity offering which totaled R$1,361 million in April 2012, (6) the sale of non-strategic assets such as lands and forest assets in Bahia and the Losango sale for R$470 million in December 2012,  (7) the sale of non-strategic land assets for Parkia in 2013 generating R$1.65 billion, (8) the prepayment of  more expensive debt, for example the total redemption in 2014 of our 2019, 2020 and 2021 Notes and the advanced settlement of export prepayments and export credit notes with unattractive costs and (9) the issuance of debt with more attractive costs and terms, for example the SEC registered 2024 Notes issuance of US$600 million in May 2014 maturing in ten years and subject to fixed interest rate of 5.25% p.a, and also the issuance of a syndicated export prepayment loan of US$500 million subject to an average interest rate of 1,43% p.a over the quarterly LIBOR and with an average term of 5 years. The 2024 Notes represented our first SEC registered debt offering (as opposed to privately place debt), which we believe reflects the stability we have achieved over the last several years, permitting us to achieve economies in pricing and a wider investor public.

The year of 2014 was marked by liability management initiatives. The Company settled in advance more than US$2 billion of its debt, including the full repurchase of three bonds — Fibria 2019, Fibria 2020 and Fibria 2021 (with coupons of 9.25%, 7.5% and 6.75% p.a., respectively) and hired new debts on better cost and term conditions. These initiatives will generate annual savings of approximately US$27 million as of 2015. Fibria has reached a debt level that is adequate for its size at a cost that is in line with what is practiced by other low-risk Brazilian companies with access to international capital markets. It is currently possible to say that the Company is accessing the capital market at competitive costs at investment grade level. For a more detailed description of our Liability Management Plan, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Liability Management Plan.”

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

Continue to develop state-of-the-art technology in the forestry area

Technological research and development has made it possible to improve our productivity while reducing the impact of our operations on the environment. In the forestry area, an intense research program and the adoption of modern forestry practices have significantly increased our competitiveness. The genetic improvement of eucalyptus trees has allowed us to plant clones of selected trees, resulting in higher productivity. We currently perform 100% of our planting operations with cloned seedlings. We have achieved higher process efficiency and better seedling’s quality as a result of a pioneering procedure for the multiplication of clones. We believe that we use the most advanced technology for planting and harvesting trees and storing and transporting wood with a completely mechanized system. In the decade ending 2010, the average annual amount of pulp produced was about 11 metric tons per hectare per year, compared to 6.4 metric tons during the 1970s. Referring to this, one of the long-term targets is to reduce by one-third the amount of land required for the pulp production, through increasing productivity. The goal is to reach 15 tons of pulp per hectare per year in plantations established by 2025, based on genetic improvement, forest management improvement and industrial productivity increase.

By continuing to focus on cutting-edge technological research and development, we aim to strengthen our position as one of the leading developers of technology in the forestry area, maintain our record as a low cost producer while meeting our standards of high quality production, increase the range of products that we offer to our customers and maintain our reputation as an environmentally friendly and socially responsible manufacturer. Altogether, this positioning has led to a deep analysis on increasing the value from our forestry biomass where biofuels is one of the most prominent. In 2012 Fibria and Ensyn created a strategic alliance which includes the establishment of an equally-owned joint venture for the production of cellulosic liquid fuels and chemicals in Brazil, as well as a U.S.$20 million equity investment in Ensyn Corporation by Fibria. The goal of the Ensyn-Fibria joint venture is to combine the strengths of each party in creating a producer of renewable liquid fuels from cellulosic feedstocks. In 2014, Fibria made an additional equity investment of U.S.$10 million in Ensyn, raising its participation to approximately 9%. Similarly to the movement with Ensyn, in 2014 a few other technologies and/or business alternatives on biorefinery had been deeply investigated.

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

Community Relations

We operate in seven Brazilian states, where Fibria owns mills, eucalyptus plantations and conservation areas. Neighboring our areas, there are independent wood suppliers with whom we hold long-term contracts for the supply of raw material for pulp. We have forged a wide range of relationships with diverse communities (traditional or otherwise), which are primarily impacted by its forestry activities.Therefore, quality relations with communities in the vicinity of our operations are crucial to our performance. We have continuously investing in community engagement processes and socio-environmental projects designed to foster social inclusion and improve the quality of life of neighboring populations. These are programs that help to strengthen its social capital, generate jobs and income, improve the locals’ quality of life, and above all establish a constructive dialogue in search of common solutions. Fibria seeks to ensure social legitimacy for its business by encouraging the integration of these communities into its forestry business, while seeking to establish planning and monitoring mechanisms aimed at identifying, preventing and mitigating the impacts of its activities.

Fibria’s Strategy for Community Relations and Social Investment includes five levels: survey and diagnosis of impacted communities, Relationship Prioritization Matrix, dialogue enhancement, relationship methods and tools, and monitoring. In 2014, over 6,000 families benefited in multiple ways from their involvement in Fibria’s social-environmental programs. Since 2009, Fibria has invested over R$100 million in its programmes of social development. In 2014, over 1,406 new families joined Fibria’s social projects, totaling 6,418 families with evidenced income being generated from these projects. In 2014, 1,844 families were involved in the Rural Territory Development Programme (PDRT) in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo. The increase in wages since the beginning of the project is equivalent to approximately 2 to 4 minimum wages per family. These funds come from Fibria and third parties such as the BNDES, the Votorantim Institute and members of the Responsible Network, comprised primarily of the company’s suppliers and customers.

Annual Report

Fibria adheres to the Global Reporting Initiative G4 guidelines for disclosure Comprehensive level, as well as the framework of the International Integrated Reporting Council (IIRC) and undergoes external verification. Through this process we seek to annually account for how we are addressing challenges and achieving results, with regard to sustainability strategy and a vision for the future, as well as our role in society. The Annual Report includes details of commitments and performance on the governance, economic, financial, social and environmental aspects of the business following the principles of Materiality, Stakeholder Inclusiveness, Sustainability Context, Completeness, Balance, Comparability, Accuracy, Timeliness, Clarity and Reliability. The  Annual Report is widely distributed to all of Fibria’s stakeholder groups, from community leaders to ESG and long-term investors and analysts.

Relationship with specific communities

Fibria’s relationship with some communities particularly in the north of Espírito Santo and the south of Bahia, require special attention because they are historically more susceptible to conflicts, or are socially vulnerable. Fibria develops initiatives in which different actors - such as other companies, governments, third sector organizations and the communities themselves - are engaged, and seek to build, together, solutions of common interest. We have served the communities either directly or through engagement with other players who can also contribute to finding solutions, such as the government, in its various echelons, NGOs and other companies. Some communities have received special attention from us, which has been developing specific social inclusion projects, often with input from government agencies and independent socioenvironmental agencies. This is the case of Black communities known as quilombolas (descended from former runaway slaves) and Indigenous communities of the Tupiniquim and Guarani ethnicities. Members of the Landless Workers’ Movement (MST) and families of local fishermen are yet other cases in point.

Engagement with Landless Movements

An area of approximately 11,000 hectares owned by Fibria in Prado (BA), comprised of five farms, occupied by members of the Landless Rural Workers Movement (MST) since 2000, has ceased being a point of social tension and has been transformed into a pioneering sustainable rural production experience. In partnership with the government of Bahia and the Escola Superior de Agricultura Luiz de Queiroz (Esalq/USP), Fibria has prepared a project for the production of a mix of agroforestry crops, maximizing the soil use in plots distributed to hundreds of registered families. Named the Alvorecer (Dawning) Project, the sustainable settlement is assisted by a specialized technical team whose members reside at the site. In 2013, the project gained new momentum with the startup of a mid-level agricultural school with capacity to teach 300 students per shift.

The Alvorecer Project initiative began in 2011 when the company agreed to negotiate with the National Institute for Settlement and Land Reform in Bahia (INCRA/Bahia) and facilitate the expropriation of land. Since then, the project has been consolidating itself as the most advanced model of a cooperative agricultural production system in the country.

Relations with Governments

Fibria contributes to the development of public policies by means of various organizations of which it is a member, representing the forestry and the pulp and paper sectors.

Contributions to political parties

Fibria is not linked to political parties, but makes financial contributions to the electoral campaigns of candidates it considers to be committed to sustainable development and improvement of public administration. In the choice of candidates who merit such support, the following requirements are taken into consideration, pursuant to the company’s Electoral / Political Donations Policy:

•      strict compliance with existing legislation;

•                  registration with the Electoral Courts by the financial committees of the candidates and/or parties benefited;

•      total transparency and traceability in donation processes;

•      commitment to improvement of public administration at the federal, state and municipal levels;

•      commitment to the fostering of sustainable development;

•      commitment to the strengthening of citizenship and democracy

In 2014, our donations in the federal and state level totaled R$4.4 million can be checked in detail on the website of the Superior Electoral Court (www.tse.gov.br). We do not make donations to political parties or candidates outside the election period.

Our Products

Pulp

In 2014, we produced 5,274 kilotons of pulp representing 37% of total Brazilian hardwood pulp production. In 2013, we produced 5,259 kilotons of pulp representing 41% of total Brazilian hardwood pulp production.

The following table sets forth our production volume of eucalyptus pulp and a breakdown of our BEKP sales volume by market for the periods indicated.

	2014		2013		2012
	(thousand metric tons)		(thousand metric tons)		(thousand metric tons)

Production volume	5,274		5,259		5,299
Sales volume
Europe	2,196	41.4%	2,016	38.8%	2,188	40.8%
North America	1,263	23.8%	1,451	27.9%	1,338	25.0%
Asia	1,329	25.1%	1,284	24.7%	1,300	24.3%
Brazil/Others	517	9.7%	447	8.6%	531	9.9%
	5,305	100%	5,198	100%	5,357	100%

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

The process begins in the nurseries, where the seedlings are cultivated. We operate four nurseries located in the states of São Paulo, Mato Grosso do Sul, Espírito Santo and Bahia, with an aggregate annual production capacity of approximately 89 million seedlings. Our seedlings are 100% produced with cloning technology, one of the most advanced genetic processes for the formation eucalyptus trees in the world. Seedlings take between 70 to 120 days to be completely developed and set for planting in the forests when the silviculture process starts.

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

After approximately 6 to 7 years, the eucalyptus trees are harvested. We use advanced and automated harvesting equipment in our forests. After harvested, the wood logs are transported either by truck, rail or barge (or a combination of these) from the forests to our production facilities. During harvesting all barks, tree tops and other biomass sources remain on the ground to preserve soil fertility. The logs are then transported to our production facilities where they are unloaded and then taken by conveyor belt to be debarked and chipped as will be described below.

Our forestry base is broad and diversified, comprised of total forestry area of approximately 968 thousand hectares as of December 31, 2014 located in 7 Brazilian states, consisting of approximately 561 thousand hectares of planted areas and approximately 343 thousand hectares of preserved areas (excluding the forest base linked to the sale of forest assets in Southern Bahia State and Losango).

The following table describes the location and the area of our forest base as of December 31, 2014:

State	Forested	Conservation	Other	Total
	(in hectares)

São Paulo	77,902	56,993	9,917	144,811
Minas Gerais	13,278	13,096	1,259	27,634
Rio de Janeiro	1,637	1,517	221	3,376
Mato Grosso do Sul	224,992	99,281	18,054	342,326
Bahia(1)	133,531	109,110	19,615	262,256
Espírito Santo	108,464	58,308	13,395	180,166
Rio Grande do Sul	1,416	4,808	1,534	7,758
Total(2)	561,220	343,112	63,995	968,327

(1)           Includes the forests associated with the production facility of Veracel. Excludes forest base linked to the sale of forest assets in Southern Bahia State and Losango.

(2)           Excludes forestry partnership program areas (129 thousand hectares with 80 thousand forested hectares).

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

Pursuant to the Brazilian Forestry Code (Law No. 12,727/ 2012), we are required to set aside 20% of our areas for preservation, conservation and environmental recovery. In 2014, we maintained 35% equivalent to 343 thousand hectares of our forest base for conservation purposes. These areas consist of either native forests or riparian buffer zones, or are maintained to satisfy specific ecological interests. In addition, we maintain a reforestation program, to recover degraded areas and endangered flora species.

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

In 2014, we conducted approximately 51 projects and selected 4 projects from different research institutes  related to biodiversity and forestry management improvement. Projects include different types of studies and monitoring (including biodiversity, water and climate), endangered species protection, environmental education, carbon sequestration, biodiversity focused landscape planning and others.

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

The main certifications for the forest industry are: the Forest Stewardship Council® (FSC®), given by an independent, non governmental, not-for-profit organization and Cerflor created by the Brazilian program of forest certification, recognized internationally by the Programme for the Endorsement of Forest Certification Schemes - PEFC. The forestry certification system is divided in two categories: Forest Management, which verifies whether the wood is produced according to high standards that protect the environment, and Chain of Custody, which verifies that the Company uses only certified wood as raw material.

All our areas have both certifications as shown on the table below:

Unit	FSC®	Cerflor/PEFC

Três Lagoas	Certified	Certified
Jacareí	Certified	Certified
Aracruz	Certified	Certified
Veracel	Certified	Certified

All of Fibria’s Units are certified by the FSC® and CERFLOR/PEFC on Forest Management and Chain of Custody categories. Each system has its own principles and criteria. These certifications attest that the company’s pulp is produced from planted forests managed responsibly. In August 2014 the Três Lagoas unit had certification continuity confirmation CERFLOR/PEFC for another cycle of five years by the certification body Bureau Veritas Certification (BVC).

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

The main flow consists of a wood cooking process, a bleaching stage, and a final dryer stage. Once the logs are transported to our production facilities, they are unloaded and then taken by conveyor belt to be debarked and chipped. After that, wood chips are sent to digesters, where they are mixed with chemicals and cooked under temperature and pressure. During this process, lignin and resins are removed from the wood. Once removed, the lignin is used as fuel to produce thermal (steam) and electrical energy for our pulp mills. The used chemicals are removed at various stages of the production process and recycled within our pulp mills.

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

The following table provides certain information regarding our production facilities and production for the years indicated:

		Annual Production	Production for the Year Ended December 31,
Facility	Location	Capacity	2014	2013	2012
		(in thousand
		tons per year)
Pulp Units:
Aracruz	Espírito Santo	2,340	2,356	2,346	2,387
Três Lagoas	Mato Grosso do Sul	1,300	1,276	1,272	1,275
Jacareí	São Paulo	1,100	1,085	1,080	1,076
Veracel (1)	Bahia	560	557	561	562
Total		5,300	5,274	5,259	5,299

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

Energy

Of the total amount of thermal and electrical energy we self-generated, 88% was from renewable fuels, such as biomass and black liquor that are byproducts of the pulp production process, and 12% was from non-renewable fuels that we purchased, such as fuel oil and natural gas. In 2014, we generated internally approximately 117% of our electric energy requirements for our pulp production process including the amount of exportation.

Chemicals

We use several chemicals in the pulp bleaching process. As we have significant dependence on certain chemicals, we entered into long-term “take-or-pay” contracts with suppliers of chemical products, fuel oil, diesel and natural gas for periods ranging from one to ten years, in order to mitigate this dependence. See “Item 8. A. Consolidated Statements and Other Financial Information — Commitments”.

Water

While not a significant cost component of our raw materials, water is essential to the production of pulp. In 2014, we used 30.7 cubic meters of water per ton of pulp (as compared with a consumption rate of 25 to 50 cubic meters per ton, as recommended under the EU IPPC Directive — Integrated Pollution Prevention Control — which sets out environmental protection best practice guidelines for paper and pulp mills and is widely adopted across the world as a recognized standard in production). We believe that our water usage rates are among the lowest within the pulp and paper industry and we are continually introducing new technology and implementing improvements in our industrial processes and methods to further decrease these rates. We believe that our water supplies are currently adequate.

The water used at the Três Lagoas and Jacareí units is obtained from the Paraná and Paraíba do Sul rivers, respectively, which are adjacent to our mills. Each river system is within a separate hydrological river basin, thereby reducing the overall risk of unavailability of water due to adverse atmospheric or hydrological conditions. In the Aracruz Unit water is provided by several rivers and a public interest project developed by us and the municipal governments of Aracruz and the neighboring city of Linhares, under which we may obtain water from the Rio Doce River through an existing system of canals and rivers. The project provides water for the local communities and for the industrial and chemical districts of the municipality of Aracruz, as well as for irrigation of agricultural activities in the northern region of the State of Espírito Santo. The water from these sources flows into a 35 million cubic meter reservoir on the mill site. We estimate that the reservoir in the Aracruz unit holds enough water to supply the mill’s needs for a five-month period in the event of a drought.

In the Aracruz Unit, wastewater undergoes a two-stage purification treatment process before it flows into the ocean. The Jacareí and Três Lagoas mills use an active sludge double stage wastewater treatment process, which guarantees at least 95% of BOD (Biological Organic Demand) removal.

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

Physical risks are associated with changes in weather conditions and the availability of water that may jeopardize environmental services, such as regional climate regulation and water production, directly affecting our activities and, at times, those of our suppliers and customers. For this reason, we have assessed our vulnerability to climate change from the point of view of the entire value chain and adopts a precautionary approach to the management and operation of its industrial and forestry activities.

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

•                  the annual monitoring of strategic suppliers on Sustainability topics, through the Value Chain data collection project, that seeks to identify best practices and risks.

In 2014, we completed our sixth GHG emission inventory, using 2013 as a base, which considered the industrial and forestry activities of the Aracruz (ES), Três Lagoas (MS) and Jacareí (SP) units, as well as their pulp export logistics operations.

The result of these studies showed a positive emissions balance, with 0.95 tons of CO2 equivalent sequestered per ton of pulp produced. Bureau Veritas Certification, according to ISO 14064-1 and Brazilian Programme GHG Protocol, an official adaptation of GHG Protocol, certificated the inventory.

Our 2014 GHG emission inventory was based mainly on GHG Protocol, a calculation protocol developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD), adapted by the International Council of Forest & Paper Associations (ICFPA) for the pulp and paper sectors.

In 2010, BM&FBOVESPA launched a new Index — Índice Carbono Eficiente (ICO2) — to improve the adoption of environmental practices towards climate change by Brazilian companies and since then we have been selected as part of the Index. In 2012, an Exchange Traded Fund (ETF) was launched based on ICO2 index.

Operational Stability

The challenge of this concept consists of engaging the industrial and forestry’s operations teams in a new one “Operational Strategy” in which the production rhythm would be modulated up and down, respecting the instantaneous limits of capacity of each process sector. To reach larger stability it was necessary also to reduce the frequency and duration of the occurrences that generated stops and/or reduction of production rhythm. In 2014 the operating stability was again above 90%, evidencing the operational excellence as one of the main competitive strength and value creation driver of our company.

Logistics

Delivery of Wood to Our Pulp Mills

Our forests are located an average distance of 181 kilometers from our pulp mills. We transport wood to our mills by truck, rail and sea barge. The trucks and sea barges are owned and operated by independent contractors who transport wood from our forests to our production facilities. In 2014, we transported approximately 18.41 million cubic meters of wood to our mills, approximately 88% by truck, 11% by sea barge and 2% by rail. Although the percentage of wood transported by sea barge and rail was relatively low, by using these transportation methods, we were able to reduce the logistics costs of our Aracruz and Jacareí mills. Transportation of wood to the mills represents a large portion of our pulp production costs, and reductions in our transportation logistics costs are priorities for us.

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

Três Lagoas mill

Most of Três Lagoas’ pulp production is exported overseas. Pulp is transferred from the mill to the port of Santos by a reliable multi-modal (truck and rail) system on a daily basis. Part of the production is sold to International Paper, a paper mill close to Três Lagoas. In this case, pulp is pumped directly into the paper mill. The remaining part of the production is distributed into domestic market by trucks, regularly supplying our customers located in the Southern region of Brazil and guaranteeing timely delivery.

Aracruz mill

Aracruz’s pulp production is mainly destined to export markets. It has one of the most optimized pulp logistic setup between mill and port in the world as this mill is three kilometers far from the port of Portocel which provides operating reliability and competitive logistic costs. The pulp transportation between pulp mill and port is made by special trucks to optimize costs and guarantee bales quality.

Jacareí mill

Jacareí’s production is destined to domestic market and overseas. The pulp expedition to domestic market is done by trucks, regularly supplying our customers located in the Southern region and guaranteeing the delivery with quality and on time. The export pulp is transferred from the mill to the port of Santos by rail and truck on a daily basis through a reliable distribution system.

Veracel mill

Veracel’s production is also exported. A multi-modal (truck and barge) transportation system connects the mill to the domestic port of Portocel. Firstly the pulp is taken by truck, through a dedicated road, from the mill to Belmonte maritime terminal. From this terminal, pulp is carried up to Portocel by barge.

Port Operations

The pulp produced for export is shipped on dedicated vessels or partial service vessels - provided by carriers with contracts in place - to our terminals overseas and  is then delivered to our customers. We operate in two ports, Santos at Sao Paulo State and Barra do Riacho at Espirito Santo State.

In October 2010, four long-term contracts were signed with the South Korean Pan Ocean Co. Ltd. (former STX Pan Ocean), valid for a period of 25 years for the construction of twenty sea vessels. Five vessels have been delivered, of which, the fifth entered into service in the first quarter of 2014.

In September 2014, due to Pan Ocean’s application for rehabilitation in 2013, the parties involved in such long term contracts (Fibria, banks and Pan Ocean) settled an agreement to terminate three (3) long-term contracts and, consequently, the delivery obligation of the remaining vessels was extinguished.

With dedicated vessels and partial service vessels, Fibria is able to fully meet the export demand, with guaranteed service quality and cost efficiency.

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

Our forestry activities are jointly regulated by the Brazilian federal environmental agencies and the state environmental agencies of the States of São Paulo, Espírito Santo, Minas Gerais  and Rio Grande do Sul. The planting and cutting of trees is subject to prior approval by the relevant state or federal environmental agency. Brazilian law requires that at least 20% of the landholdings of a forestry company be registered and maintained with native species in all regions where Fibria develops its activities.

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

Despite we promote control over compliance with the requirements of the legal standards applicable to our activity, it does not accrue costs related to meet any demand of subsequent legal norms.

Insurance

We maintain fully comprehensive insurance with leading insurers to cover property damage and business interruption risk, as well as in respect of international and domestic transportation. Our property insurance policy has maximum risk coverage of R$5,500 million, which we believe offers more than sufficient coverage for our current assets.

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

The Veracel shareholders’ agreement includes provisions that:

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

In March 2005, Aracruz entered into a Pulp Supply and Purchase Agreement with Veracel pursuant to which Aracruz has agreed to buy 50% of the annual output of pulp from the Veracel mill. This agreement entered into force in May 2005, and will be in effect for as long as the Veracel Shareholders’ Agreement is effective. In May 2014 Fibria commenced an arbitration against Stora Enso for alleged breach of its obligations on certain provisions of the Shareholder’s Agreement. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information. - Contingencies”.

C.                                    Organizational Structure

The chart below shows our organizational structure as of December 31, 2014 (% of total capital).

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

•                  Ensyn and F&E Technologies LLC (Delaware — USA): With an initial investment of U.S.$20 million, Fibria acquired approximately 6% of Ensyn Corporation voting shares and agreed to set up an equally-owned joint venture (F&E Technologies LLC), which was duly incorporated in Delaware, for future investments in the production of liquid fuels and chemicals from biomass in Brazil. In 2014, we signed, with Ensyn Corporation, an Amendment to the 2012 Share Purchase Agreement, for the purchase, by the Company, of an additional interest of 3% of Ensyn’s capital for US$10 million. This increased our interest to approximately 9 % of Ensyn’s capital and also provides us certain rights which, if exercised, would allow us to subscribe an additional US$15 million in its capital.

D.            Property, Plant and Equipment

Overview

Our principal executive offices are located in the State of São Paulo, where we concentrate our financial, administrative and trading functions.

Aracruz Unit

The Aracruz Unit is our principal pulp mill. This is located in the State of Espírito Santo and is the largest bleached hardwood kraft market pulp production facility in the world. We acquired it as part of the Aracruz Acquisition. It has three production lines: Fiberline A, Fiberline B and Fiberline C. Its nominal production capacity is approximately 2.34 million metric tons of market pulp. Its area totaled 346,000 hectares at the end of 2014, of which 198,947 hectares was eucalyptus plantation, 122,595 hectares was covered with natural preserved ecosystems (preservation area), and 24,752 hectares had other uses. The Aracruz Unit is located approximately three kilometers from the port facilities at Aracruz (Portocel), of which we own 51%.

Jacareí Unit

The Jacareí Unit is located in the State of São Paulo and has a nominal production capacity of approximately 1.1 million metric tons of market pulp. Its area totaled 158,242 hectares at the end of 2014, of which 85,063  hectares was eucalyptus plantation, 62,697 hectares was covered with natural preserved ecosystems (preservation area), and 10,483 hectares had other uses. The pulp produced at the Jacareí Unit is transported by rail to the port of Santos which is 150 km distant from the unit.

Três Lagoas Unit

The Três Lagoas Unit began commercial operations in March 2009  with a production capacity of 1.3 million metric tons of market pulp. This unit is located in the State of Mato Grosso do Sul. At year end 2014, the Três Lagoas unit’s area totaled 342,326  hectares of which 224,992 was eucalyptus plantation, 99,281  hectares was covered with natural preserved ecosystems (preservation area), and 18,054 hectares had other uses. Três Lagoas’ pulp production is transported from the mill by a reliable multi-modal (truck and rail) system on a daily basis to the port of Santos which is 920 km distant from the unit by rail and 788 km by truck.

Veracel Unit

We have a 50% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1.12 million metric tons market pulp. The pulp produced in the Veracel unit is transported to Portocel, located an average distance of 541 km from Portocel.

The following table sets forth the distance between our forests (including the transport of pulpwood purchased in the market) and our mills, the distance of these mills to the port of embarkation, and the nominal capacity of each mill at December 31, 2014:

Facility	Distance from forest or pulp mill	Distance to port of Santos	Distance to port of Portocel	Pulp capacity (tons/year)
Aracruz	208 km	—	3 km	2,340,000
Veracel (50%)	54 km	—	541 km	560,000
Três Lagoas	76 km	788 km	—	1,300,000
Jacareí	225 km	150 km	—	1,100,000

Eucalyptus forests

Currently, we obtain the majority of our wood from 560 thousand hectares of forest plantation from a total of 968 (São Paulo, Rio de Janeiro, Espírito Santo, Bahia, Mato Grosso do Sul, Minas Gerais and Rio Grande do Sul, not considering forest partnership program areas, the forest base linked to the sale of forest assets in Southern Bahia State and Losango). While we have enough wood to fulfill our needs, from time to time and when the terms are attractive we purchase wood from unrelated third parties to be used in our pulp mills.

As of December 31, 2014, we also had over 2,200 forest partners of the forestry partnership program with 129 thousand hectares of land tracts with approximately 80 thousand hectares of planted areas (mostly in Espírito Santo, Bahia, Rio Grande do Sul and São Paulo states), making our wood supplies relatively dispersed. Our forests are located an average distance of 181 kilometers from our pulp mills. Brazilian forest legislation requires that private properties have at least 20% of the area kept for conservation of native ecosystems, fragments of wild life or natural restored forest area (through planting of indigenous species). Of our own forests, approximately 58% are eucalyptus forest plantation, while 35% is conservation forest and the remaining 7% has other uses.

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

In 2014 as part of our reforestation efforts, we planted approximately 72 thousand hectares of eucalyptus in order to maintain our mills wood supply and pulp production. The harvested eucalyptus forests yielded between 35 and 42 cubic meters of wood per hectare per year that is an average of 230 vm³/ha/year at around 6 years harvesting age. Our forest productivity reflects the excellent climate and soil conditions for growing eucalyptus trees in all Brazilian states, with enough incidences of both sunlight and rainfall.

We operate four nurseries that in 2014 expedited over 96 million plants (rooted cuttings/seedlings) , all of which were planted in our forests or supplied to the Forest Savings Program. To develop our eucalyptus forests, we select trees after precise genetic field trials, elite selected trees are cloned (cultivars) and then they are multiplied in large scale by vegetative propagation process (rooted cuttings). Vegetative propagation allows us to plant trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” branches. Greater tree standardization provided by cloning also permits us to increase mechanization in tree harvesting, logging, and mill transportation, making it easier to adjust equipment and machinery to topographical conditions.

We continue to review our efforts at community relations and the common good, as part of our contribution to social and economic development. For example, we invited our neighbors again to join the Forestry Savings Program that is an opportunity to have a share of the forest benefits as to diversify their production chain and to increase their property income in a partnership project. As of December 31, 2014, local farmers, mostly small properties, had already planted 5 thousand hectares (including Veracel) of forests with our support.

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

We continue investing in the development of the Três Lagoas II forest base. The combination of land acquisition and leasing aims at maintaining competitive cash production cost for the project, chiefly through a low forest-to-mill average distance. The expansion of the Três Lagoas Unit is one of the projects intended to maintain our global leadership in terms of scale and low production cost in the market pulp industry. However, due to an uncertain global economic environment and the number of pulp projects announced to reach the market in the next years and in view of our goal of generate value to our shareholders, the recommendation to execute the project will be submitted to our Board of Directors in 2015 taking into consideration the market and financial prospects.

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

With an initial investment of U.S.$20 million, Fibria acquired approximately 6% of Ensyn voting shares and agreed to set up an equally-owned joint venture (F&E Technologies LLC), which was duly incorporated in Delaware for future investments in the production of liquid fuels and chemicals from biomass in Brazil. In 2014, we signed, with Ensyn Corporation, an Amendment to the 2012 Share Purchase Agreement, for the purchase, by the Company, of an additional interest of 3% of Ensyn’s capital for US$10 million. This increased our interest to approximately 9 % of Ensyn’s capital and also provides us certain rights which, if exercised, would allow us to subscribe an additional US$15 million in its capital.

ITEM 4A. UNRESOLVED STAFF COMMENTS

We have no outstanding unresolved comments from the Staff of the SEC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements and the accompanying notes as of December 31, 2014, 2013 and 2012, included in this annual report that have been prepared in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), as well as with the information presented under “Presentation of Financial and Other Data” and “Item 3. Key Information — A. Selected Financial Data”.

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

Factors Affecting our Results of Operations

Our results of operations have been affected by the disposition of other pulp and paper assets during the three-years period ended December 31, 2013 (Conpacel, KSR and Piracicaba). In addition, our results of operations for the years ended December 31, 2014, 2013 and 2012 have been affected, and our results of operations will continue to be affected, by a variety of factors, including:

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

•                  changes in the Real/U.S. Dollar exchange rate, including the appreciation of the U.S. Dollar against the Real by 9% in 2014, 11% in 2013 and 8.2% in 2012, which have affected (1) the amounts as expressed in Reais of our net revenues, our cost of sales and some of our operating and other expenses that are denominated in or linked to U.S. Dollars and (2) our net financial expenses as a result of our U.S. Dollar-denominated liabilities that require us to make principal and interest payments in U.S. Dollars;

•                  the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the LIBOR rate, which affects our interest expense on our U.S. Dollar-denominated floating rate debt, and fluctuations in the CDI rate, which affects our interest expense on our Real -denominated floating rate debt;

•                  inflation rates in Brazil, which were 6.4%% in 2014, 5.9% in 2013 and 5.8% in 2012, as measured by the IPCA, and the effects of inflation (deflation) on our operating expenses denominated in Reais and our Real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•                  changes in accounting policies and the Brazilian Corporation Law, as discussed elsewhere herein.

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

World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand.. For the year ended December 31, 2013, BEKP average list prices in North America, Europe and Asia were U.S.$870, U.S.$791 and U.S.$673 per ton, respectively. For the year ended December 31, 2014, BEKP average list prices in North America, Europe and Asia were U.S.$846, U.S.$745 and U.S.$609 per ton, respectively

We have long-term sales relationships with substantially all of our pulp and paper customers in the domestic and the export markets. These contracts generally provide for the sale of our market pulp at prices we announce each month. These prices may vary among the different geographic areas where our customers are located. The price arrangements under our long-term contracts are generally consistent with prices for our other sales within the same region and follow the established list price of BEKP announced by major global pulp producers.

Brazilian economic environment

Our results of operations and financial condition, as reported in our consolidated financial statements, have been affected by the rate of Brazilian inflation and the rate of appreciation or depreciation of the U.S. Dollar against the Brazilian currency, considering an annual average rate.The table below shows the Brazilian National Consumer Inflation Index (IPCA), depreciation (appreciation) of the U.S. Dollar against the Real and the period-end exchange rate and average exchange rates for the periods shown:

	2014		2013		2012		2011		2010
Inflation (IPCA)	6.4%		5.9%		5.8%		6.5%		5.9%
Depreciation (appreciation) of the U.S. Dollar vs. Real (year on year)	9%		11%		8.2%		11.2%		(4.5)%
Year/period-end exchange rate—U.S.$ 1.00	R$	2.66	R$	2.34	R$	2.04	R$	1.88	R$	1.66
Average (daily-weighted) exchange rate(1) U.S.$ 1.00	R$	2.35	R$	2.16	R$	1.95	R$	1.67	R$	1.76

(1)         The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the U.S. Dollar against the Real because:

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

When the U.S. Dollar appreciates against the Real , assuming international market prices of our products remain constant in U.S. Dollars, our net sales revenue from export sales increases and we generally attempt to increase the domestic prices for our products in Reais, which may result in reduced domestic sales volumes of our products. Conversely, when the U.S. Dollar depreciates against theReal , assuming international market prices of our products remain constant in U.S. Dollars, our net sales revenue from export sales declines and we generally decrease the domestic prices for our products in Reais, which may result in increased domestic sales volumes of our products. In periods of high volatility in the Real/U.S. Dollar exchange rate, there is usually a lag between the time that the U.S. Dollar appreciates or depreciates and the time that we are able to pass on increased or reduced costs in Reais to our customers. These pricing mismatches decrease when the Real/U.S. Dollar exchange rate is less volatile.

Our consolidated U.S. Dollar-denominated indebtedness represented 93% (including currency swaps) of our outstanding indebtedness as of December 31, 2014. As a result, when the Real appreciates against the U.S. Dollar:

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

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2014, our total outstanding indebtedness on a consolidated basis was R$8,327 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial results consist of interest expense, exchange variations of U.S. Dollar- and other foreign currency-denominated assets and liabilities, derivative losses or gains, and other items as set forth in Note 32 to our 2014 consolidated financial statements.  In 2014, we recorded total net financial expense of R$1,635 million, which mainly consisted of R$476  million of interest on loans and financings, R$499  million on financial charges in the partial repurchases of Bonds and R$722  million of foreign exchange loss on loans and financings and other assets and liabilities.  In 2013, we recorded total net financial expense of R$2,054 million, which mainly consisted of R$576 million of interest on loans and financings, R$350 million on financial charges in the partial repurchases of Bond and R$933 million of foreign exchange loss on loans and financings and other assets and liabilities. The interest rates that we pay depend on a variety of market factors, including prevailing Brazilian and international interest rates and our risk assessments, our industry and the Brazilian economy made by potential lenders to us, potential purchasers of our debt securities and the rating agencies that assess us and our debt securities.

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

(i)                                     Pulp - domestic market - sales are mainly made on credit, payable on average, in 12 days.

(ii)                                  Pulp - export market - export orders are normally supplied from third party warehouses located near strategic markets, sales are mainly made on credit, payable, on average, in 24 days. Revenue is recognized as per the corresponding “Incoterm”.

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

Review of the useful lives and recoverability of long lived assets

We review our long-lived assets to be held and used in our activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. We reduce the net book value if the carrying amount exceeds the recoverable amount. During the year ended December 31, 2014 we performed impairment tests and sensitivity analyses over the main assumptions as detailed in Note 37 to our 2014 consolidated financial statements and no impairment losses were recognized.

Biological Assets

Biological assets are measured at their fair value, net of estimated costs to sell. Depletion is calculated based on the total volume expected to be harvested.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs between six and seven years.

Fair value is determined using the discounted cash flow method, taking into consideration the volume of wood, segregated by plantation year, measured at the sales price of standing timber. The average sales price was estimated based on market research and recent sales transactions, in the local market, for harvested eucalyptus wood. Adjustments to the sales price have been made in order to determine the estimated fair value of standing timber. The volumes used in the valuation are consistent with the annual average harvest for each region. The main assumptions used by us to determine the fair value of its biological assets are described in Note 18 to our 2014 consolidated financial statements.

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

(2) contingent liabilities are provided to the extent that we expect that is probable that we will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable, and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provisioned based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed; and

(3) legal obligations are accounted for as payables. As discussed in Note 24 to our 2014 consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012 included elsewhere in this annual report, we are party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against potential unfavorable outcome of claims in progress are established and updated based on management’s evaluation, as supported by external legal counsel. In addition, we have tax and civil claims arising in the normal course of business that are assessed as possible losses, as supported by external legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims.

Fair Value of Derivatives and other Financial Instruments

For derivative and other financial instruments, we make assumptions based on market observable data as to future foreign exchange and interest rates to recognize the fair value of each instrument. Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in the Statement of profit and loss, in the line “Result of derivative financial instruments”.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. We also use our judgment to define scenarios and figures presented in the sensitivity analysis included in Note 5 to our 2014 consolidated financial statements. Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect our financial position.

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

The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor. Management believes that the fair value estimated for those instruments following the methods described in Note 6.2 to our 2014 consolidated financial statements is reliable.

The methods used for the measurement of the fair value of the derivative financial instruments (including embedded derivative) used by us consider methodologies commonly used in the market and which are based on widely tested theoretical bases. A summary of the methodologies used for fair value determination purposes by instrument is presented in our consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012 included elsewhere in this annual report.

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

We have a history of recurring taxable income, which is usually compensated with tax loss deferred tax assets. We believe, based on projections of income approved by the appropriate level of Corporate Governance that, the realization of the deferred tax assets is probable for the next years.

Impairment of goodwill

Under IFRS, goodwill is not subject to amortization but is tested at least annually for impairment. Upon acquisition of a business, goodwill is allocated to the cash generating units (“CGUs”) or group of CGUs that are expected to benefit from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.When impairment test of goodwill is performed the carrying amount of the assets and liabilities of the CGU or group of CGUs to which goodwill is allocated is compared to its recoverable amount.

We performed an impairment test as of December 31, 2014 and did not recognize any loss as of such date. Goodwill allocated to such groups of CGUs amounted to R$4,231 million as of December 31, 2014.

In measuring the value in use, we used discounted cash flows. A ten year period cash flow has been considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC rate less the estimate of growth of Brazilian Gross Domestic Product. A ten-year period was used as management considers that global price of pulp can be affected by several factors which generally are identified in periods longer than the production cycle of forest, which is between six and seven years.

The main assumptions used in determining value in use at December 31, 2014, are as follows:

Assumptions

Average net pulp price — U.S. Dollar/ton	U.S.$ 607.00
Average exchange rate in the period - R$/U.S. Dollar	R$ 2.50

Discount rate - WACC (nominal and real)	12.02% and 6.43%

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

Employee benefits

The accounting practices of employee benefits are as follows:

(a)         Pension obligation: we participate in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, classified as defined contribution plans. It consists in a pension plan under which we pay fixed contributions to a separate entity and have no legal liabilities for making additional contributions if the fund does not have sufficient assets to honor the benefits related to employee service for the current and previous period. Contributions represent net costs and are recorded in the Statement of profit or loss in the period in which they are due. The amount of contributions for the year ended December 31, 2014 was R$9.3 million (R$8.8 million as of December 31, 2013 and R$8.5 million as of December 31, 2012) as disclosed in the Note 28 (b) of our consolidated financial statements included elsewhere in this annual report.

(b)         Health care (post-retirement): some of our subsidiaries used to provide post-retirement health care benefits to their employees. This policy established a lifetime benefits to a determined group of employees. This benefit has been discontinued for over five years, hence the plan is no longer available to new participants since July 2007. The liability related to the health care plan for retired employees is stated at the present value of the obligation, in the amount of R$91.4 million as of December 31, 2014  (R$76.7 million as of December 31, 2013 and R$93.9 million as of December 31, 2012). The defined benefit obligation is estimated annually by independent qualified actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow, utilizing the discount rate disclosed in the Note 28(c) of our consolidated financial statements included elsewhere in this annual report. Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit or loss. The changes in the present value of the liabilities of the plan regarding the actuarial gain and loss are recognized directly in shareholder’s equity, in “Other comprehensive income”.

(c)          Profit-sharing and bonus plans: we recognize a liability and an expense for bonuses and profit-sharing in the statement of profit or loss. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded in the Statement of profit or loss. The amount recorded as expenses for the year ended December 31, 2014 was R$69.6 million (R$55.7 million as of December 31, 2013 and R$56.4  million December 31, 2012).

(d)         Share-based compensation:

(i)             Phantom Stock Options Plan: we offer a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. Our CEO and officers are eligible for the plan. The obligations are recorded as a provision for amounts payable to the CEO and officers, with a corresponding entry to the Statement of profit or loss, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period. Details regarding of this compensation plan are detailed in Note 29(i) of our consolidated financial statements included elsewhere in this annual report.

(ii) Stock Options Plan: we operate an equity-settled transaction under which the entity receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense, against to the capital reserve. Our CEO, officers and general managers are eligible for the plan. The total amount to be expensed is determined by reference to the fair value of the options granted, including any market performance conditions and the impact of any non-vesting conditions and excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on the non-market vesting conditions. If necessary, we recognize the impact of the revision to original estimates in the Statement of profit and loss, with a corresponding adjustment to shareholders’ equity. Details regarding of this compensation plan are detailed in Note 29(ii) of our consolidated financial statements included elsewhere in this annual report.

New accounting pronouncements

The standards below have been issued and are effectives for future periods, as from January 1, 2015. We have not early adopted these standards.

•                      IFRS 9 - Financial instruments - addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The standard becomes effective on January 1, 2018. The Company is currently assessing the impacts of adopting IFRS 9.

•                      IFRS 15 - Revenue - This accounting standard establishes the accounting principles to be followed by entities to determine and measure revenue and when the revenue should be recognized. This standard will take effect in 2017 and replaces the IAS 11 - Construction contracts, IAS 18 - Revenue and corresponding interpretations. The Company is currently assessing the impacts of adopting IFRS 15.

•                      IAS 41 - Agriculture - This standard currently requires that biological assets related to agricultural activity are measured at fair value less costs to sell. IASB has determined that “bearer plants” should be accounted for as property, plant and equipment (IAS 16), i.e., at cost less depreciation or impairment provision. “Bearer plants” are defined as those used to produce fruit/ regenerate for several years, but the plant itself, once mature, does not suffer relevant changes. The unique future economic benefit of the “bearer plants” comes from the agricultural production that it generates. As example of the “bearer plants” are apple and oranges trees and vines, among others. When roots of plants are kept in the soil for a second crop or are harvested but the root is not sold, the root meets the definition of a “bearer plant”. This situation applies to forests harvested more than once during its management. This amendment will take effect as from January 1, 2016. The Company is currently assessing the impacts of the adoption and, based on our experience with the biological assets and considering the historical levels of harvest where the root of plants are kept for a second crop, which represents, in average, approximately 10% of our total planted area, we do not believe that the amendment of IAS 41 will significantly impact to the Company.

The following new interpretation was issued by the IASB and is effective for annual periods beginning after January 1, 2014:

•                      IFRIC 21 - Levies - provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. It does not include income taxes. Since the Company is not currently subject to significant levies and for that reason the impact of the adoption of this new interpretation is not material.

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

Cost of sales

Cost of sales consist principally of cash production cost, depreciation, depletion and amortization, and freight. Cost of sales is mainly denominated in Brazilian Reais. The main components of the cash production cost are, by order of magnitude: wood, chemicals, maintenance, personnel and fuel. The cash production cost is a lead indicator of company’s economic performance in our industry, being a well known parameter extensively used by industry’s investors and analysts.

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

Other operating income (expenses), net

Other operating income (expenses), net are largely comprised of the change in fair value of biological assets, variable employees compensation expense, tax credits recognized, capital gain on disposal of Piracicaba unit (in 2011), capital gain on land buildings sold (in 2013), net gains or losses on disposal of property, plant and equipment, and others.

Financial results

Financial results mainly includes: (i) the earnings from financial investments denominated in U.S. Dollars and Real; (ii) net financial gains or losses from derivatives financial instruments; (iii) interest expense and early redemption costs on loans (Bonds) generally denominated in U.S. Dollars and (iv) foreign exchange gains and losses.

A.                                    Operating Results

Results of operations

The following table sets forth certain items derived from our Statements of profit or loss and comprehensive income (loss) for the years indicated:

(in thousands of Reais, unless otherwise indicated)	2014	2013	2012

Revenues	7,083,603	6,917,406	6,174,373
Cost of sales	(5,545,537)	(5,382,688)	(5,237,258)

Gross profit	1,538,066	1,534,718	937,115

Operating income (expenses)
Selling expenses	(365,214)	(347,538)	(298,052)
General and administrative	(285,622)	(300,131)	(286,002)
Equity in losses of associate	(622)	—	(592)
Other operating income, net	770,007	823,398	354,026

	118,549	175,729	(230,620)

Income before financial income and expenses	1,656,615	1,710,447	706,495

Financial income	133,950	110,723	167,646
Financial expenses	(1,040,597)	(1,016,526)	(944,405)
Result of derivative financial instruments, net	(6,236)	(215,313)	(184,465)
Foreign exchange loss, net	(721,842)	(932,907)	(735,001)

	(1,634,725)	(2,054,023)	(1,696,225)

Income (loss) before income taxes	21,890	(343,576)	(989,730)

Income Taxes
Current	(46,280)	(619,606)	(42,167)
Deferred	186,942	265,600	333,927

Net income (loss) for the year	162,552	(697,582)	(697,970)

Attributable to
Shareholders of the Company	155,584	(706,422)	(704,706)
Non-controlling interest	6,968	8,840	6,736

Net income (loss) for the year	162,552	(697,582)	(697,970)

Basic earnings (loss) per share (in Reais)	0.28	(1.28)	(1.34)

Diluted earnings (loss) per share (in Reais)	0.28	(1.28)	(1.34)

The following table sets forth our volume sold and net operating revenue by type of product:

	2014	2013	2012
Pulp:
Volumes (in thousands of tons)
Domestic	517	447	531
Export	4,788	4,751	4,826
Total	5,305	5,198	5,357

Net operating revenue (in millions of R$)
Domestic	591	504	508
Export	6,412	6,342	5,598
Subtotal	7,003	6,846	6,106
Services, allocated on pulp segment	80	72	68
Total pulp	7,083	6,918	6,174

Average prices (in R$ per ton)	1,320	1,317	1,140

The discussion below is based on our consolidated financial statements prepared in conformity with IFRS as issued by the IASB.

Year ended December 31, 2014 compared to year ended December 31, 2013

In 2014, the pulp demand exceeded expectations, characterized by 11% growth over 2013. Regarding pulp supply, unexpected capacity closures helped keep the market balanced. This scenario allowed the market to absorb new supplies, maintaining manufacturers’ inventories in line with the historical average. In September, PIX/FOEX BHKP Europe price reached its lowest level (US$724/t), but has been showing gradual recovery, corroborated by the increase of 1% in the 4Q14 over the previous quarter. The positive fundamentals, especially on the demand side, led to an upturn in sales volume between 2013 and 2014, and a new price increase announcement by Fibria as of January 2015 (Europe: US$770/t). Finally, the cash production cost was 3% higher than in 2013, below period inflation.

In October, Fibria informed its shareholders and the market in general that Votorantim Industrial S.A. and BNDESPAR renewed the Company’s Shareholders’ Agreement, extending its term by five years, i.e until October 29, 2019, among other terms and conditions. The Shareholders’ Agreement has been filed as an exhibit to this annual report.

As of July 9, Fibria has begun to benefit from the Special Tax Refund Regime for Exporting Companies — REINTEGRA, designed to return partially or in full any residual tax remaining in the production chain of exported goods, in effect as of October 1, 2014. The credit refund is equivalent to 3% of total export revenue based on the transfer price and is made either through: (i) offsetting with own debits, due or to become due, related to taxes managed by the Federal Revenue Service; or (ii) in cash, which may be requested in up to five years as of the end of the calendar quarter or the actual export date, whichever occurs later. In the year ended December 31, 2014, the Company recognized credits totaling R$37 million under the REINTEGRA program, recorded under cost of goods sold in the Statement of profit and loss. See Note 14(a) to our 2014 consolidated financial statements.

In 2014, pulp production totaled 5,274 thousand tons and sales totaled 5,305 thousand tons (101% of the annual production), a 2% increase over 2013, and due to higher sales, mainly in the European market. Pulp inventories closed the year at 48 days, 2 days less than in 2013.

The cash production cost was 1% higher, chiefly due to higher wood costs and the exchange rate effect, partially offset by our sales of energy. We are fully prepared to confront any adverse scenario in regard to possible energy rationing in 2015 given that it is self-sufficient in electricity. In 2014, Fibria produced 117% of the energy needed for its pulp production process. We will continue to pursue initiatives designed to minimize its cost structure and keep its 2015 production cash cost increase below period inflation, being the Zero Based Budgeting among the main important ones. In 2014 we enhanced our cost management culture with the implementation of the Zero Based Budgeting (ZBB) methodology, including operating expenses and capital expenditures as scope for the 2015 budgeting cycle. The ZBB annual budgeting is a very detailed, structured, and interactive process in order to facilitate meaningful financial debate among managers and executives. The ZBB process is based on developing deep visibility into cost drivers and using that visibility to set budget targets.

The decrease in the financial result was in 2014 a net expense explained by the liability management aimed at reducing the principal and the cost of debt.

Gross debt in U.S. dollars totaled $3,135 million (equivalent to R$8,327 million), 25% down in Dollars in comparison with 2013. Fibria closed 2014 with a cash position of R$778 million, including the mark to market of derivatives. As indicated in 2014, the new liability management initiatives have contributed to reducing the total cost of debt to 3.4% p.a., while the average term remained at 55 months. In 2014, we repaid the total amount of R$6,636 million of the principal amount of indebteness, of which R$3,176 million refers to early redemption of our bonds. The premium paid by us in this repurchase transactions was R$365 million. These initiatives will generate annual savings of approximately US$27 million in interest as of 2015. Net debt/Adjusted EBITDA in Dollars closed the period at 2.4x and 2.7x in Reais. Net debt consists of total debt less cash position.

As a result of all the above, we recorded a net income of R$163 million, compared to a loss of R$698 million in 2013. The Company’s By-laws guarantee a mandatory dividend of 25% of net income after constitution of legal reserves. Thus, the mandatory dividend relative to the fiscal year ended on December 31, 2014 was R$37 million.

Net Revenues

Our net revenues increased by 2% to R$7,084 million in 2014 from R$6,917 million in 2013, due to higher sales volume and a 9% appreciation of the U.S. Dollar during the period, given that the average net price in Reais remained flat. The increase in the average pulp price is described in “Item 5. Operating and Financial Review and Prospects — Effects of Fluctuations in Pulp Price”.

Sales volume increased from 5,198 kilotons in 2013 to 5,305 kilotons in 2014, or 2%, mainly due to an increase in sales to Europe (180 kilotons, or 9%), Asia (45 kilotons, or 4%) and Brazil/South America (70 kilotons, or 16%) in 2014 as compared to 2013, partially offset by a decrease in sales to North America (188 kilotons, or 13%).

Export sales of pulp constituted 91.6% of our pulp net revenue and 90.3% of our pulp sales volume in 2014, compared to 92.6% and 91.4%, respectively, in 2013.

In 2014, 41.4% of our total sales volume was delivered to Europe, 23.8% to North America and 25.1% to Asia, as compared to 38.8%, 27.9% and 24.7%, respectively, in 2013. Discounts are frequently granted to our significant customers located in Europe and North America.

Cost of Sales

Cost of sales increased by 3.0% to R$5,545 million in 2014 from R$5,383 million in 2013, following the increase of our net revenue and as a result of the impact of the U.S. Dollar’s appreciation against the Real, that resulted in higher freight costs, which are denominated in U.S. Dollars and higher cash production cost. The cash production cost is one of the main components of our cost of sales. The cash production cost consists principally of the cost of sales excluding depreciation, depletion, amortization and freight. In 2014, the main components of the cash production cost, wood, chemicals, maintenance, personnel and fuel represented approximately 50%, 23%, 11%, 7%, and 3%, respectively. There were no significant differences in the composition of cash production cost in 2014 as compared to 2013.

In 2014, our cash production cost per ton was R$519, an increase of 3% as compared to 2013, of R$505 per ton, chiefly due to higher wood costs and the exchange rate effect, partially offset by our sales of energy. The share of third-party wood on the cash production cost was 11% in 2014, compared to 9% in 2013. The annual inflation for 2014 was 6.4% (IPCA), consequently, our cash production cost was 3.4% lower than inflation of the period. Fibria will continue to pursue its goal of maintaining its 2015 cash cost below inflation.

As a result of the above, our gross profit did not have significant changes in 2014 compared to 2013 (an increase of 0.2% in 2014). In 2014, our gross margin remained flat when compared to 2013 (22%).

Selling Expenses

Selling expenses increased by 5.1% to R$365 million in 2014 from R$348 million in 2013, mainly due to higher expenses with third-party services, such as handling, storage and transportation expenses, and the exchange rate effect, as a result of the U.S. Dollar’s 9% appreciation against the Real. As a percentage of our net revenue, our selling expenses increased to 5.2% in 2014 from 5.0% in 2013.

General and Administrative Expenses

General and administrative expenses decreased by 4.8% to R$286 million in 2014 from R$300 million in 2013. This decrease was, mainly, due to a decrease of R$8.5 million in labor expenses, R$5.3 million in depreciation and amortization and, R$4.0 million in consulting, legal and other fees paid to external advisors, partially offset by an increase of R$2.3 million in donations and sponsorship due to the donations for the Brazilian elections in 2014. As a percentage of our net revenue, our general and administrative expenses decreased to 4.0% in 2014 from 4.2% in 2013.

Equity in Losses of Associate

Equity in losses of associate was R$622 thousand in 2014, compared to zero in 2013, as a result of the loss of our joint-venture F&E Technologies LLC.

Other Operating Income (Expenses), Net

Other operating income, net amounted to R$770 million in 2014 compared to other operating income, net of R$823 million in 2013. This net decrease was primarily the result of (1) the capital gain on sale of land of R$527 million recorded in 2013 against zero in 2014, related to Asset Light project, as described in Note 1(e) of our 2014 consolidated financial statements; (2) reversal of provision for contingencies in the amount of R$14 million in 2014, against R$116 million in 2013, (3) R$50 million decrease in the fair value gain of biological assets from R$102 million in 2013 to R$52 million in 2014, partially offset by (4) R$852 million of tax credits recognized in 2014 (substantially BEFIEX Credit as described at our Note 24(d)(i) to our 2014 consolidated financial statements) against a total of R$107 million in 2013 and, (5) R$68 million of loss on disposal of property, plant and equipment in 2014, compared to R$221 million gain in 2013.

Financial Results

Financial expense amounted to R$1,635 million in 2014, compared to R$2,054 million in 2013, primarily due to:

•                  Financial income: financial income increased to R$134 million in 2014 from R$111 million in 2013, due to R$30.3 million of interest on tax credits recognized in 2014 (mainly BEFIEX), partially offset by a decrease of R$5.6 million in the financial investment earnings from use of cash and marketable securities for the settlement of debt in 2014.

•                  Financial expenses: financial expenses increased to R$1,041 million in 2014 from R$1,017 million during 2013, due to an increase of R$148.3 million related to financial charges in the partial repurchases of Bonds, partially offset by a decrease of R$100.1 million in interest on loans and financing and R$26 million in other financial expenses.

•                 Foreign exchange loss, net: foreign exchange losses were R$722 million in 2014, compared to R$933 million in 2013 mainly due to the U.S. Dollar appreciation against the Real in 2014.

•                 Result of derivative financial instruments, net: our net expense with derivative financial instruments were R$6.2 million in 2014, compared to R$215.3 million in 2013 mainly due to the U.S. Dollar appreciation against the Real in 2014, impacting our outstanding debt swaps.

Income taxes

Brazilian corporate statutory income tax and social contribution rate is 34%. Starting in 2013, we began paying income taxes on the profits generated by foreign subsidiaries in accordance with Article 74 of Provisional Measure 2,158/01 which states that the profits earned each year by foreign controlled subsidiaries are subject to the payment of income tax and social contribution in Brazil in the same year, at a rate of 34%, applied to the subsidiaries’ accounting profits before income tax. The repatriation of these profits in subsequent years is not subject to future taxation in Brazil. We record a provision for income taxes on foreign subsidiaries on an accruals basis. We decided to start paying these taxes primarily to mitigate any risk of future tax assessments on this matter. In 2014, the 12,973 law replaced the Article 74 confirming that earnings of offshore subsidiaries are subject to the payment of income tax and social contribution in Brazil as they accrue.

The effective tax rate applicable to our income before tax and social contribution was (642.6)% and (103.0)% for the years ended December 31, 2014 and 2013, respectively. The income tax benefit for the year ended December 31, 2014 was R$141 million compared to an expense of R$354 million for the year ended December 31, 2013.

Other than the change in the pretax accounting income the primary reasons for the changes included:

(i)                 net foreign exchange gains recognized by our foreign subsidiaries that use the Brazilian Real as the functional currency. As the Brazilian Real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil. The tax effect of this exempt income was R$123 million and R$114 million in the years ended December 31, 2014 and 2013, respectively, reflecting the devaluation of the Brazilian Real in relation to these foreign currencies (primarily the U.S. Dollar and the Euro); and

(ii)              the reduction in taxes, fines and penalties from having opted to join the Tax Amnesty and Refinancing Program (REFIS) in the year ended December 31, 2013 which generated an expense of R$560 million in 2013.

Non-controlling Interest

There were no significant changes in “Non-controlling interest” in 2014 compared to 2013.

Net Income (loss)

As a result of the above, we generated a net income of R$162.6 million in 2014, as compared to a loss of R$697.6 million in 2013. As a percentage of net revenue, the net income was 2.3% in 2014, as compared to the loss of 10.1% in 2013.

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

In January 2014, we received R$710,702 thousand. The remaining balance, in the amount of R$ 902,584 thousand, was received by us during the first quarter of 2014, after the fulfillment of certain obligations and legal registers performed by the Company.

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

On December 30, 2013 we also signed with the Parkia’s subsidiaries a Forestry Partnership Agreement and a Standing Timber Supply Agreement, both with a term up to 24 years (or four harvesting cycles of approximately 7 years), during which we will continue to operate our forests located in the land sold. The agreement does not provide any renewal or extension provisions to its original term. In exchange for the right to use the land by us for our forestry activities, the forestry partnership agreement grants to Parkia the right to receive 40% of the volume of wood (in cubic meters — m3), produced by us on the land during each harvesting cycle, limited to a “cap” contractually established. See Note No.1 (e) and No. 38 of our 2014 consolidated financial statements.

On November 25, 2013 we decided to pay Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) liabilities regarding the taxation of earnings of our foreign subsidiaries, arising from tax assessments, by joining the Tax Refinancing Program (REFIS - “Profits Abroad”) established by Article 74 of Provisory Measure 2,158-35/01. The total amount paid in a single installment , with the reduction of 100% of penalties and fines, late fees and legal charges, totaled R$560 million. Of this amount, we used loss carryforwards and negative social contribution base credits to offset R$168 million or 30% of the principal, resulting in a cash payment of R$392 million.

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

Cost of Sales

Cost of sales increased by 2.8% to R$5,383 million in 2013 from R$5,237 million in 2012, substantially as a result of the impact of the U.S. Dollar’s appreciation against the Real, that resulted in higher freight costs, which are denominated in U.S. Dollars and higher cash production cost offset by the decrease of 3% in pulp sales volume, as described above. The cash production cost is one of the main components of our cost of sales. The cash production cost consists principally of the cost of sales excluding depreciation, depletion, amortization and freight. In 2013, the main components of the cash production cost were, by order of magnitude: wood, chemicals, fuel, maintenance and personnel, which represented approximately 45%, 23%, 12%, 10%, and 6%, respectively. There were no significant differences in the composition of cash production cost in 2013 as compared to 2012.

In 2013, our cash production cost per ton was R$505, an increase of 6.7% as compared to 2012, of R$473 per ton, primarily as a result of higher wood transportation costs, higher need of chemicals, energy and wood consumption (largely due to the impact of the Espirito Santo state rains in the Aracruz unit), and the R$7/t impact of the U.S. Dollar’s average appreciation (11%) against the Real. These impacts were partially offset by lower fixed costs as a result of reduced payroll taxes beginning in January, 2013 and a decrease in maintenance costs (R$4/t) as part of our cost reduction initiatives.

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

Other Operating Income (Expenses), Net

Other operating income, net amounted to R$823 million in 2013 compared to other operating income, net of R$354 million in 2012. This net increase was primarily the result of (1) the capital gain on sale of land of R$527 recorded in 2013, related to Asset Light project, as described in Note 1(e) to our consolidated financial statements; (2) reversal of provision for contingencies in the amount of R$116 million off set by (3) R$196 million decrease in the fair value gain of biological assets from R$298 million in 2012 to R$102 million in 2013 and (4) R$221 million of loss on disposal of property, plant and equipment in 2013, compared to R$64 million gain in 2012.

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

Income taxes

Brazilian corporate statutory income tax and social contribution rate is 34%. Starting in 2013, we began paying income taxes on the profits generated by foreign subsidiaries in accordance with Article 74 of Provisional Measure 2,158/01 which states that the profits earned each year by foreign controlled subsidiaries are subject to the payment of income tax and social contribution in Brazil in the same year, at a rate of 34%, applied to the subsidiaries’ accounting profits before income tax. The repatriation of these profits in subsequent years is not subject to future taxation in Brazil. We record a provision for income taxes on foreign subsidiaries on an accruals basis. We decided to start paying these taxes primarily to mitigate any risk of future tax assessments on this matter.

The effective tax rate applicable to our income before tax and social contribution was (103)% and 29.5% for the years ended December 31, 2013 and 2012, respectively. The income tax expense for the year ended December 31, 2013 was R$354 million compared to a benefit of R$292 million for the year ended December 31, 2012.

Other than the change in the pretax accounting income the primary reasons for the changes included:

(i)                 net foreign exchange gains recognized by our foreign subsidiaries that use the Brazilian Real as the functional currency. As the Brazilian Real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil. The tax effect of this exempt income was R$114 million and R$75 million in the years ended December 31, 2013 and

2012, respectively, reflecting the devaluation of the Brazilian Real in relation to these foreign currencies (primarily the U.S. Dollar and the Euro); and

(ii)              in late November 2013, we joined the REFIS — “Profits Abroad” by including three tax assessments described in Note 24(b)(i) to our 2014 consolidated financial statements. The total amount to be paid in a single installment, with 100% reduction in fines, penalties, interest and legal charges, was R$560 million, the impact of which was recorded in our 2013 fourth quarter results. Of this amount, we used R$168 million from tax-loss carryforwards, equivalent to 30% of the principal, resulting in an effective cash disbursement of R$392 million.

Non-controlling Interest

There were no significant changes in “Non-controlling interest” in 2013 compared to 2012.

Loss/Net Income

As a result of the above, we generated a loss of R$697.6 million in 2013, as compared to a loss of R$698.0 million in 2012. As a percentage of net revenue, the loss was 10.1% in 2013, as compared to 11.3% in 2012.

B.                                    Liquidity and Capital Resources

Our primary sources of liquidity have historically been cash flows from operating and financing activities and short-term and long-term borrowings. We believe these sources will continue to be the principal means with which we will meet our cash flow needs.

Our material cash requirements include the following:

•                  working capital;

•                  our debt service; and

•                  capital expenditures.

Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or a wholly owned subsidiary, borrow funds by offering the guarantee of export contracts (see Note 23 to our 2014 consolidated financial statements) or capital expenditures acquisition financing programs offered by the BNDES, a related party (see Note 16 to our 2014 consolidated financial statements). The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position. We also rely on bonds or notes issued in the international markets by either wholly owned subsidiaries or by Votorantim Group subsidiaries, all mainly domiciled in other countries. See Note 23 to our 2014 consolidated financial statements. Our ability to access long-term funding sources has not been, to-date, significantly affected by the effects of the global financial crisis, although the maturities and costs could be increased for this reason.

As of December 31, 2014 and 2013, our cash and cash equivalents and our marketable securities were R$1,195 million and R$2,388 million, respectively. Of our cash and cash equivalents and marketable securities held as of December 31, 2014, 71.5% was denominated in Reais invested in both public and private assets.

The fair value of derivative financial instruments represented a net liability balance of R$417  million as of December 31, 2014.

At December 31, 2014, we had no deposits and investments with our affiliate, Banco Votorantim S.A. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and Note 16(a) to our 2014 consolidated financial statements.

At December 31, 2014, our balance sheet presented a positive working capital balance (including our cash and cash equivalents, marketable securities, current loans and financings and derivative instruments) of R$1,162 million compared to R$1,359 million December 31, 2013. We do not expect to have any difficulty in meeting our short-term obligations since our current assets as of December 31, 2014 were equivalent to 1.6 times our current liabilities. Additionally we believe that we will be able to access either capital or banking markets, if necessary.

It is our indebtedness strategy over the next few years to use a substantial portion of our consolidated cash flow to pay principal and interest with respect to our indebtedness. In addition, we are active on liability management initiatives to reduce the cost of our debt whenever there are market opportunities.

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

Operating Activities

Net cash flow provided by operating activities was R$2,227 million compared to R$2,164 million in 2013, an increase of 2.9%, mainly due to an increase of 106% in the income before income taxes of the year, impacted mainly by (i) a decrease of 20% in the net financial expenses (R$1,635 million in 2014 and R$2,054 million in 2013), due to, mainly, decrease of 97% in the net losses on derivative financial instruments and 23% in the net foreign exchange loss.

We adopt the indirect cash flow method to report our cash flow statement. See our “Consolidated Statements of Cash Flows” in connection with “Item 5. Operational and Financial Review and Prospects”.

Uses of funds

Investing activities

Net cash used in investing activities was R$356 million in 2014, compared to net cash provided by investing activities of R$434 million in 2013.

In 2014, investing activities for which we used cash primarily consisted of (1) investments of R$1,540 million in property, plant, equipment, intangible assets and forest, (2) R$51 million regarding advance for wood acquisition from forestry partnership program and (3) R$27 million related to the payment made for additional acquisition of interest, mainly the additional purchase of 3% of Ensyn’s capital, as detailed in Note 17(a) to our 2014 consolidated financial statements. In addition, we generated cash primarily consisting of (1) R$903 million of proceeds from sale of land and buildings related to the Asset Light project occurred in 2013 as mentioned in Note 1(e) to our 2014 consolidated financial statements and (2) R$409 million on marketable securities..

In 2013, investing activities for which we used cash primarily consisted of (1) investments of R$1,190 million in property, plant, equipment, intangible assets and forest and (2) R$97 million regarding advance for wood acquisition from forestry partnership program. In addition, we generated cash primarily consisting of (1) R$500 million of proceeds from sale of land and building related to the Asset Light project as mentioned in Note 1(e) to our 2014 consolidated financial statements and (2) R$1,204 million on marketable securities.

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

Financing Activities

Net cash used in financing activities, which include short-term and long-term secured and unsecured borrowings, debt repayments, resulted in the use of cash of R$2,644 million in 2014 and R$2,276 million in 2013.

In 2014, we raised R$4,346 million, mainly, from financing through export prepayment facilities with financial institutions and the issuance of US$600 million aggregate principal amount of our 5.25% Senior Notes due 2024. In 2014, we repaid the total amount of R$6,636 million of the principal amount of indebteness, of which R$3,176 million refers to early redemption of our bonds. The premium paid by us in this repurchase transaction was R$365 million. The amount of R$3,460 million was used to the settlement of other outstanding indebtedness.

In 2013, we raised R$1,279 million, principally, from financing through export prepayment facilities with financial institutions. In 2013 we repaid the total amount of R$3,320 million of the principal amount, of which R$1,851 million refers to early redemption of our Bonds issued. The premium paid by us in this repurchase transaction was R$236 million and R$1,469 million to the settlement of other outstanding indebtedness.

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

Debt

Export credits (prepayments, ACE and ACC)

In December 2014, we signed an export prepayment contract with 11 banks in the amount of US$500 million (equivalent then to R$1.4 billion), of which US$130 million will mature through 2019 and an interest rate of 1.30% p.a. over the quarterly LIBOR, US$191 million will mature through 2019 and an interest rate of 1.40% p.a. over the quarterly LIBOR and US$179 million will mature through 2020 and an interest rate of 1.55% p.a. over the quarterly LIBOR. This line was used to prepay loans and financing with higher costs and less attractive maturities.

In December 2014, we entered into two export contracts (ACC) in the amount of US$70 million (equivalent to R$182 million), with maturities in December 24, 2014 and January 14, 2015 and fixed interest rate of 0.18% p.a. The contracts were settled at the corresponding maturity dates.

During 2014, the Company, through its joint-operation Veracel, entered into export contracts (ACC) in the amount of US$135 million (equivalent then to R$316 million), with maturities between July 2014 and June 2015 and fixed interest rate between 0.87% and 0.98% p.a. As at December 31, 2014, the outstanding balance was US$61 million (equivalent to R$162 million).

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH, entered into an export prepayment contract with four foreign banks, in the amount of US$200 million (equivalent then to R$465 million), with quarterly interest payments of 1.75% p.a. plus quarterly LIBOR (which can be reduced to 1.55% p.a., depending on the level of leverage and risk rating of the Company) with a five-year term.

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH, entered into an export prepayment contract, in the amount of US$100 million (equivalent then to R$232 million), with quarterly interest payments of 1.625% p.a. plus quarterly LIBOR with a five-year term.

In April 2013, we, through Fibria Trading International KFT., entered into an export prepayment contract with three banks in the amount of U.S.$100 million (equivalent then to R$202 million), with maturity until 2018 and an initial interest rate of 1.625% p.a. over the quarterly LIBOR.

In February 2012, Veracel entered into the export prepayment contract, in the amount of U.S.$33 million (equivalent then to R$56 million), with semiannual payment of interest, at 5% p.a. plus LIBOR and a single payment of the principal with maturity in 2017.

In May 2011, we signed an export prepayment agreement with a syndicate of banks in the amount of U.S.$300 million (equivalent then to R$489 million), bearing quarterly LIBOR plus 1.8% p.a., which can be reduced to 1.60%, depending on our level of leverage and risk rating, with an eight-year term.

In September 2010, the Company, through its subsidiary Fibria International Trade GMBH, signed an Export Credit Contract with 11 banks in the amount of US$800 million (equivalent then to R$1.4 billion), with maturities through 2018, bearing quarterly LIBOR plus 2.755% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. In March 2011, the Company prepaid the amount of US$600 million (equivalent then to R$993 million), with funds from the CONPACEL sale and the issuance of the Fibria 2021 Bond. In December 2014, the Company prepaid the remaining balance in the amount of US$191 million (equivalent then to R$507 million), with funds from the new export prepayment contract released in the amount of US$500 million.

In September 2010, we entered into a bilateral export prepayment agreement in an aggregate principal amount of U.S.$250 million (equivalent then to R$423 million) with maturities through 2020, bearing semi-annual LIBOR plus 2.55% p.a. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. In December 2014, the Company prepaid the loan in the amount of US$250 million (equivalent then to R$662 million).

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of US$535 million (equivalent then to R$956 million), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The loans are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, 2010 funds totaling US$314 million (equivalent then to R$559 million) were released, and the remaining balance of US$221 million (equivalent then to R$389 million) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities. In April, 2011, the company prepaid the amount of US$100 million (equivalent then to R$161 million), and negotiated a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly depreciation). There were no changes in interest rates charged. In 2012, the Company prepaid the amount of US$200 million, with no changes on the other conditions of the contract. In 2013, in the maturity date, the amount of US$43 million was paid. In 2014, also in the maturity date the amount of US$32 million (equivalent to R$73 million) was paid and the final maturity was renegotiated for August 2019. After this transactions, the principal outstanding balance of these contract is US$160 million (equivalent to R$426 million).

In September  2009, Fibria-MS entered into a U.S.$182 million export prepayment agreement with two financial institutions, as arrangers, and Finnvera, an Export Credit Agency (ECA), as lender. We are a guarantor under this floating rate facility. The loan bears interest at a rate of LIBOR plus 2.825% to 3.325% per annum (such margin is subject to adjustment based on our leverage ratio). Principal payments are due semi-annually from February 2010 to February 2018. As of December 31, 2013, the outstanding principal amount was U.S.$96.5 million (equivalent then to R$226 million). On February 18, 2014 we prepaid the total outstanding balance.

Domestic floating-rate notes

In June 2013, we entered into a contract with Banco do Brasil an Export Credit Note (Nota de Crédito à Exportação - NCE), in the total amount of R$498 million, with maturity in 2018 and interest rate of 105.85% of CDI. This contract is also linked to a swap contract in order to exchange the currency from Reais to Dollar and change of the variable rate to fixed rate, being the final cost 4.16% p.a. plus foreign exchange currency.

In September 2012, we entered into an Export Credit Note (NCE) and a related interest swap agreement, for an aggregate principal amount of R$173 with million with semiannual payment of interest of 100% of CDI and amortization of the principal in four annual settlements as from 2017. This contract is also linked to a cross-currency interest rate swap contract in order to exchange Reais to U.S. Dollars and change of the variable rate to fixed rate, being the final cost 4.90% p.a. plus foreign exchange currency.

In September 2010, we entered into an Export Credit Note (NCE), for an aggregate principal amount of R$428 million, with maturity in 2018 and interest rate of CDI + 1.85%. This contract is also linked to a swap contract in order to exchange the currency from Reais to Dollar and change of the variable rate to fixed rate, being the final cost 5.45% p.a. plus foreign exchange currency . In June 2013, the Company prepaid the amount of R$206 million (40% of the outstanding balance) of NCE with Safra Bank, had been obtained a reduction in the cost for the remaining balance from 100% of the CDI plus 1.85% p.a. to 100% of the CDI plus 0.85% p.a. and final maturity in 2018. In December 2014, the Company prepaid 100% of the remaining balance of this contract, in the amount of R$326 million.

Domestic fixed-rate notes

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

Voto-Votorantim IV

On June 24, 2005, we entered into a loan contract with Votorantim Overseas Trading Operations Limited IV (“VOTO IV”), a jointly controlled entity together with Votorantim Participações, which raised U.S.$400 million in the international capital markets (equivalent to R$955 million), bearing annual interest of 7.75%, maturing in 2020. We received 50% of the total funds raised, i.e., U.S.$200 million, equivalent then to R$477 million. In 2013 we prepaid a total amount of U.S.$42 million. As a result of this early redemption, we recognized financial expenses amounting to R$13.5 million, of which R$12.3 million related to the premiums paid in the repurchase transaction and R$1.2 million relating to the proportional amortization of the transaction costs of the Notes. In 2014 we prepaid the total amount of US$61 million (equivalent to R$138 million). As a result of the early redemption, we recognized financial expenses amounting to R$33 million of which R$30 million related to the premiums paid in the repurchase transaction and R$3 million relating to the proportional amortization of the transaction costs of the Bonds. After this early redemption, the principal outstanding balance of these Bonds at December 31, 2014 is US$97 million (equivalent to R$257 million).

International fixed-rate notes

Fibria 2020 and Fibria 2019

In October 2009, the Company, through Fibria Overseas Finance Ltd., raised US$1 billion (“Fibria 2019” equivalent then to R$1.7 billion) in the international markets, maturing in ten years, accruing semi-annual interest at 9.25% p.a. In May 2010, the Company announced an offer to exchange the Fibria 2019 Bonds for the Fibria 2020 Bonds, in order to reduce interest cost, improve the liquidity of the security and renegotiating covenant clauses. The participation in the exchange offer was 94%.

In May 2010, through Fibria Overseas Finance Ltd., the Company raised US$750 million (“Fibria 2020” equivalent then to R$1.3 million) in the international markets, maturing in ten years and with a repurchase option starting 2015, accruing semi-annual interest at 7.50% p.a.

In July 2012, the Company made a tender offer to early redeem Fibria 2020 Bonds and as a result early redeemed the amount of US$514 million (equivalent to R$1.0 billion) of debt issued under the “Fibria 2020” Bond, with proceeds from the public offering of shares. The early repurchase generated a charge of R$151 million recorded under “Financial Expenses” corresponding to R$62 million of the premium offered to the bondholders for the early redemption and R$89 million of transaction costs expensed upon repurchase.

During 2013, Fibria prepaid and canceled, with own resources, the amount of US$666 million (equivalent to R$ 1.3 billion) of “Fibria 2020”, with original maturity in May 2020. As a result of the early redemption, we recognized financial expenses amounting to R$302 million, of which R$193 million related to the premiums paid in the repurchase transaction and R$109 million relating to the proportional amortization of the transaction costs of the Bonds.

In March 2014, Fibria prepaid and canceled, with own resources the remaining balance in the amount of US$690 million (equivalent to R$1.6 billion) of “Fibria 2020”, with original maturity in May 2020. As a result of the early redemption, we recognized financial expenses amounting to R$300 million, of which R$180 million related to the premiums paid in the repurchase transaction and R$120 million relating to the proportional amortization of the transaction costs of the Bonds.

In October 2014, Fibria prepaid and canceled, with own resources the remaining balance in the amount of US$63 million (equivalent to then R$153 million) of “Fibria 2019”, with original maturity in October 2019 and fixed interest rate of 9.25% p.a. As a result of the early redemption, we recognized financial expenses amounting to R$7 million related to the premiums paid in the repurchase transaction.

Fibria 2021 Notes

In March 2011, we, through Fibria Overseas Finance Ltd., raised U.S.$750 million (“Fibria 2021”) in the international markets, maturing in ten years, with a repurchase option as from 2016, accruing semi-annual interest at 6.75% p.a.. During 2013, Fibria prepaid and canceled a total of U.S.$189 million (equivalent to R$411 million). As a result of the early redemption, we recognized financial expenses amounting to R$35 million, of which R$31 million related to the premiums paid in the repurchase transactions and R$4 million relating to the proportional amortization of the transaction costs of the Notes. During 2014, Fibria prepaid and canceled, with own resources, 100% of the remaining balance in the amount of US$561 million (equivalent to R$1.3 billion). As a result of the early redemption, we recognized financial expenses amounting to R$160 million, of which R$150 million related to the premiums paid on the repurchase transaction and R$10 million relating to the amortization of the transaction costs of the Bonds.

Fibria 2024 Notes

In May 2014, we, through our subsidiary Fibria Overseas Finance Ltd., raised US$600 million by issuance of a fully SEC-registered offering of the so-called “Fibria 2024 Bond”, an amount then equivalent to R$1.3 billion), maturing in ten years, bearing fixed interest of 5.25% p.a. The funds were received on May 12, 2014 and a portion of the proceeds was used for the early redemption of the Bond “Fibria 2021”.  This represented our first SEC registered debt offering (as opposed to privately place debt), which we believe reflects the stability we have achieved over the last several years, permitting us to achieve economies in pricing and a wider investor public.

BNDES Financing

BNDES has been an important source of debt financing for our capital expenditures. In 2014, Fibria entered into four new contracts through the credit limit of R$1.7 billion defined in 2011, in the amounts of R$26 million (industry investments financing), R$27 million (IT projects financing), R$25 million (acquisition of trucks) and R$5 million (social projects). In 2014 a total of R$283 million was released from BNDES to us (R$267 million in 2013). Loans from BNDES are secured by liens on property, plant and equipment and bank guarantee. The majority of our loans with BNDES bear interest indexed to a nominal long-term interest rate, TJLP. The remaining BNDES loans are indexed to UMBNDES (a weighted average exchange variation on a basket of currencies, predominantly U.S. Dollars) plus a spread and pre-fixed.

As of December 31, 2014, BNDES represented approximately 21% of our financial indebtedness, and is expected to remain as a significant source of financing in the future. See below details on amount and maturities:

Index	R$ in millions	Maturity
TJLP	1,191	2023
UMBNDES	472	2022
PRE-FIXED	93	2020
	1,756

For further information on the financing agreements with BNDES, see Exhibit 4.6 incorporated by reference in this annual report.

Maturities

At December 31, 2014, the amount of our short-term debt was R$965 million. At December 31, 2014, the annual maturities of our total debt were as follows:

Year	Amount
(R$ in millions)

2015	965
2016	593
2017	967
2018	1,219
2019	1,678
2020	1,019
2021	246
2022	59
2023	9
2024	1,571
Total	8,326

Covenants

Financial covenants required under some long-term borrowings were renegotiated in June 2012 in order to mitigate the effects from changes in exchange rates. The renegotiation resulted on the following changes: (a) covenants are measured based on consolidated information translated into US dollars (as opposed to consolidated financial information in Reais), and (b) the indebtedness Net debt to Adjusted EBITDA ratio was increased to a maximum ratio of 4.5x as from June 2012.

The measurement of the ratios based on information translated into US dollars reduces the of effects changes in exchanges rates as compared to ratios based on information measured in Reais. A substantial portion of our debt is denominated in US dollars and as a result, particularly, the appreciation of the US dollar against the Realhad significant impacts on the ratio when measured in Real. Under the prior computation criteria in the event of a US dollar appreciation the amount of net debt as of the end of the period would increase when measured in Real. Under the revised criteria by translating the Adjusted EBITDA from Real to U.S. Dollars at the average exchange rate of each quarter the impact of the depreciation of the Brazilian currency is mitigated.

As of December 2014, our net debt to Adjusted EBITDA ratio (or indebtedness ratio) was 2.4x in US dollar (2.7x in R$). See Note 4 to our 2014 consolidated financial statements.

Dec./ 2014 and after
Debt Service Coverage Ratio (1) — minimum ratio	1.0
Net Debt to Adjusted EBITDA Ratio (2) — maximum ratio	4.5

(1) The ratio of debt service coverage is defined as (a) Adjusted EBITDA (for the last four social quarters) translated into U.S. Dollars at the average exchange rate of each quarter, plus the balance of cash, cash equivalents and marketable securities at period-end translated into US dollar at period-end exchange rates divided by (b) debt service payment requirements for the following four consecutive quarters plus interest paid during the past four quarters translated into US dollars at period-end translated into US dollar at period-end exchange rates of each quarter, plus the amount of hedging agreement that is scheduled to mature within one year.

(2) Defined as the ratio of (a) consolidated net debt exchanged to U.S. Dollar period-end closing rate plus the fair value of hedging agreements, less the balance of cash, cash equivalents and marketable securities at period-end translated into US dollar at period-end exchange rates divided by Adjusted EBITDA (for the last four quarters exchanged to U.S. Dollar at the average exchange rate of each quarter).

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

•                  cross-default and cross-judgment default, subject to an agreed minimum of U.S.$50 million or US$75 million, depending on the corresponding agreement;

•                  subject to certain cure periods, breach of any obligation under the agreement;

•                  certain events of bankruptcy or insolvency of Fibria or certain of its subsidiaries.

At December 31, 2014, we were in compliance with all covenants, which are required under some long term borrowings. See Note 23 to our 2014 consolidated financial statements and “Item 5 - Operating and Financial Review and Prospects — A. Operating Results — Results of Operations.”

Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012):

Adjusted EBITDA (R$ million)	2014	2013
Income (loss) of the period	163	(698)
(+/-) Financial results, net	1,635	2,054
(+) Taxes on income	(141)	354
(+) Depreciation, amortization and depletion	1,874	1,862
EBITDA	3,530	3,573
(+) Equity	1	—
(-) Fair Value of Biological Assets	(52)	(102)
(+/-) Loss (gain) on disposal of property, plant and equipment	75	(581)
(+) Accrual for losses on ICMS credits	88	91
(-) Tax credits/reversal of provision for contingencies	(851)	(184)
EBITDA Adjusted	2,791	2,796

EBITDA and adjusted EBITDA are not a measurement defined by Brazilian and International Financial Reporting Standards, and represents income (loss) for the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company is presenting adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, by adding or subtracting from the amount equity income, the provision for losses on recoverable ICMS, losses (gains) from the write-down of property, plant and equipment, the fair value of biological assets, and tax credits from reversal of provision for contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company´s operating income and operational cash flow as an indicator of liquidity for the periods in question.Please note that these measures may not be comparable to similariy tiled measures prepared by other companies.

Liability Management Plan

Since 2009, we have been implementing a consistent and disciplined approach focused on reducing debt and its cost aiming to improve our capital structure, recover and maintain our investment grade rating and secure financing for our growth strategy under favorable market conditions.

In 2014, as part of our liability management plan, we have entered into the following transactions:

Early Redemptions and Prepayments:

•                 On February 18, 2014, we prepaid the total outstanding balance in the amount of US$96.5 million (equivalent to R$234 million) with Finnvera export credit agency (ECA).

•                 Early redemption of the total remaining balance of our 2020 Notes in the amount of US$690 million (equivalent to R$1.6 billion) with settlement on March 26, 2014 through the Make-Whole Premium clause.

•                 In 2014, we redeemed the total remaining balance of our 2021 notes in the amount of US$561 million (equivalent to R$1.29 billion) through market purchases, tender offer and a make whole redemption.

•                 Anticipated settlement of the total remaining balance of the 2019 bond totaling US$63 million (equivalent to R$153 million), with settlement on October 30, 2014.

•                 In June 2014, we early redeemed a total of US$61 million (equivalent to R$138 million) related to the Bond “VOTO IV”, issued by our joint operation VOTO IV, with original maturity in June 2020, with a fixed interest rate of 7.75% p.a.

•                 In December 2014, we totally redeemed our export prepayment with Itaú in the amount of US$250 million (equivalent to R$662 million) with semi-annually interest payment of Libor + 2,50% p.a due to 2020.

•                 In December 2014, we totally redeemed our export prepayment with eleven banks in the amount of US$189 million (equivalent to R$503 million) with quarterly interest payment of Libor + 2,33% p.a due to 2018.

•                 In December 2014, we totally redeemed our export credit note (NCE) in reais with Safra in the total amount of R$326 million with a cost of CDI + 0,85% p.a and due to 2018.

•                 In March 2014, the Company canceled a revolving credit facility contracted in May 2011, through Fibria International Trade GmbH with eleven foreign banks. The facility was for four years, for a total amount of US$500 million. Payments were to be made quarterly for costs with interest at between 1.4% p.a.to 1.7% p.a., plus quarterly LIBOR, when used. The Company did not use this credit facility.

Issuances:

•                  In March 2014, the Company through Fibria International Trade GmbH entered into an export prepayment contract with Citibank, in the amount of US$100 million (equivalent then to R$232 million), with quarterly interest payable at quarterly LIBOR rate plus of 1.625% p.a., with a term of five years, annual installments of US$7 million in 2014, US$21 million in 2017, US$43 million in 2018 and US$ 28 million in 2019.

•                  In March 2014, the Company through Fibria International Trade GmbH entered into an export prepayment contract with four foreign banks, in the amount of US$200 million (equivalent then to R$465 million) with quarterly interest payable at quarterly LIBOR rate plus of 1.75% p.a. (which can be reduced to 1.55% p.a.) with a term of five years, annual installments of US$57 million in 2017, US$86 million in 2018 and US$57 million in 2019.

•                  On May 7, 2014, the Company, through its subsidiary Fibria Overseas Finance Ltd., raised US$600 million (through the SEC registered Bond “Fibria 2024” then equivalent to R$1.3 billion), maturing in ten years, subject to fixed interest rate of 5.25% p.a.

•                  In December 2014, we signed an export prepayment contract with 11 banks in the amount of US$500 million (equivalent then to R$1.4 billion), of which US$130 million will mature through 2019 and an interest rate of 1.30% p.a. over the quarterly LIBOR, US$191 million will mature through 2019 and an interest rate of 1.40% p.a. over the quarterly LIBOR and US$180 million will mature through 2020 and an interest rate of 1.55% p.a. over the quarterly

LIBOR. This line was used to early redeem loans and financing with higher costs and less attractive maturities.

•                  In the first quarter of 2014, the Company obtained two revolving credit facility in local currency with Banco Bradesco and Banco Itaú, in the total amounts of R$300 million and R$250 million, respectively, which are available for four years and interest rate of 100% of the CDI plus 2.1% p.a. when fully used. During the unused period the Company will pay a commission in Reais of 0.35% p.a. and 0.33% p.a. quarterly and monthly, respectively.

•                  In March 2014, the Company, through Fibria International Trade GmbH obtained a revolving credit facility with eleven foreign banks in the amount of US$280 million available for four years, with interest payable quarterly at quarterly LIBOR rate plus from 1.55% p.a. to 1.70% p.a over the disbursed amounts. For unused amounts, the Company is charged an equivalent to 35% of the agreed interest cost on a quarterly basis.

Liability and Liquidity Management Policy

In May 2011, we approved our Liability and Liquidity Management Policy, and reviewed it in December 2013 with which we formalized that we work toward the reduction of our leverage. Therefore, we aim to attain the investment grade allowing access to credit lines with more attractive costs. In addition, this policy formalizes our goal to maintain a Net Debt over Adjusted EBITDA ratio within the range of 2.0x and 2.5x. Nevertheless, Fibria can achieve, temporarily, a maximum leverage ratio of 3.5x during its expansion cycle. At no time, Fibria will take strategic and management decisions that will cause this ratio to exceed 3.5x. The policy also formalized the goal of maintaining the necessary liquidity for the cash conversion cycle and to meet short-term financial obligations. It also provides that we will maintain a minimum cash balance comprised of the sum of: (i) a minimum operating cash balance, which reflects the cash conversion cycle and (ii) a minimum balance for coverage of debt service, which includes interest and short-term principal. In addition, we may seek additional liquidity, through a revolving credit facility, to meet the minimum cash balance according to rating agencies methodology.

Capital expenditures

Our capital expenditures (Capex) totaled R$1,591 million in 2014, R$1,287 million in 2013 and R$1,078 million in 2012. The 24% increase in 2014 compared to 2013 was mainly due to the increase in forestry renewal in turn due to (i) the Forestry Partnership Agreement and a Standing Timber Supply Agreement signed with Parkia in 2013 as a result of the 206 thousand hectares on land sale, and (ii) higher costs with the purchase of third-party timber. Please see Note 1(e) to our consolidated financial statements.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2014	2013	2012
		(in millions of Reais)
Industrial Expansion	38	8	4
Forest Expansion	74	65	66
Subtotal Expansion	112	73	70
Safety/ Environment	18	31	47
Forestry Renewal (includes the advance for wood purchase - partnership program)	1,102	849	730

Maintenance, IT, R&D, Modernization	252	253	166
Subtotal Maintenance	1,372	1,133	943
50% Veracel	107	81	65
Total	1,591	1,287	1,078

For 2015, Management has approved a budget of R$1.7 billion for future capital expenditures. The increase over 2014 is mainly explained by the inflation, the exchange rate and the second stage of investments in trucks to reduce wood transportation costs.

C.                                    Research and development, patents and licenses, etc.

As a pulp producer, we seek to gain a better understanding of the entire production process and obtain competitive advantages by continuous investments in research and technological development. By attempting to identify the characteristics of the final pulp that are essential for the production of high quality pulp and paper, we introduce new challenges to our tree breeding program and improve our processes to develop innovative, higher quality products. The research and development activities conducted within our research center are directed towards increasing the productivity of our forests, improving the quality of the eucalyptus wood used as our raw material, increasing the efficiency of our productive process and industrial yields, and developing new, innovative higher quality products, in a sustainable way. These efforts are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes. Our total budget, including operational expenses and capital expenditure in research and development was R$47 million in 2014 and R$45 million in 2013. Our expenditures in research and development have been commensurated with our growth and our continued efforts to maintain our competitive advantage. This strategy has enabled us to develop high quality sustainable forests at lower costs and with minimal environmental impact, and to continue to supply the market with improved products and reinforcing our long-term relationships with key customers. By the end of 2010, the average annual amount of pulp produced per hectare was about 11 metric tons, compared to 6.4 metric tons obtained during the 1970s. Referring to this, one of the long-term targets we have is to keep reducing the amount of land required for the pulp production, as a result of increasing productivity via genetic, forest management and industrial performance improvements.

Fibria Technology Center

The main objective of the Fibria Technology Center is to add value to the overall business. Our portfolio of research projects includes activities ranging from plant breeding and propagation to developing new products. As a pulp producer, we seek to gain a better understanding of the entire production process and obtain competitive advantages by continuous investments in research and technological development.

Our forestry technology is focused on wood quality, forest productivity and forest sustainability through research in genetic improvement, forest biotechnology, plant physiology, soil and plant nutrition, silviculture, forest protection and environmental development. This intense research program has significantly increased our competitiveness.

We currently perform 100% of our planting program with improved clones which are efficiently propagated as a result of pioneering nursery procedures. In this regard, during the last few years, a new clonal propagation technology has been designed to increase rooting ability and plant quality while reducing the production costs. This new concept involves microcuttings production in temporary immersion bioreactors. As a result of this in house technology, two patents were recently filed in US and Brazil. We believe this new concept of propagation will establish new standards for eucalyptus nurseries.

In order to advance gains from classical breeding, a new strategy called Genome Wide Selection (GWS) is under development at Fibria. The GWS is based on the very early selection of superior eucalyptus clones by analyzing their DNA (molecular markers) profiles. By implementing this technique, which is totally new in the forestry sector, we expect to make the breeding cycles shorter, antecipating selection of superior materials. A new high throughput platform for intensive tree genotyping and different statistical models has been tested in order to increase the method efficiency. The preliminary results obtained by Fibria point out to very promising perspectives.

Fibria also maintains a significant level of investment in a biotechnology program (e.g. genetic transformation for research purposes, polyploidy), involving national and international partnerships. The main goals of this program are to evaluate the potential of such technologies to generate “new” genetic variability and further improve forest and industrial sustainable productivity.

Fibria has increased efforts regarding the assessment of its potential intellectual property and protection. Achievements during 2014 in the intellectual property field include, for example: Update of Internal Policy regarding Patents, which includes new guidelines for Trade Secrets; Development of a decision matrix used in innovations, related to IP issues (patents, trade secret or defensive publications); and a number of IP valuation initiatives. Further, during 2014, nine new IP have been identified and the related applications for protection are under filling process. Besides, two new varieties of Eucalyptus were granted protection by National Plant Varieties Protection Service, demonstrating our success in genetic improvement efforts.

In a forestry based company, the maintenance and increase of forest biomass production together with silvicultural cost reduction is fundamental, especially in highly intensive management regimes. The optimization of the available resources to the forestry processes can be achieved dealing with plant nutrition, soil fertility and conservation, silvicultural practices and new production models. We are achieving these objectives through the development and use of specific precision silviculture systems that optimize the allocation of the available resources, while monitoring soil fertility and conservation. Results from these monitoring processes conducted over the last two decades, have revealed, particularly over the last decade, that fertility may be enhanced through programs of nutritional management. In this sense, during 2014, we have developed activities related to the: (i) analysis and recommendation of new fertilizers, including by-products from our mills, using a unique fertilization system in all our sites, (ii)  dissemination and beginning of use of soil conservation parameters in forestry planning, (iii)  recommendation of specific management packages considering the wood cost at the mill gate, based on the concept of high intensive management In the past years, the reduction in nutritional formulations, the extent of automated management and the control of fertilization, has already led to gains in logistics, costs and safety on the use of fertilizers.

We also have continuous studies in order to keep the forest healthy and to reduce the using of chemical pesticides. Our researches were focused on the screening of disease resistant clones and for increase the use of biological pest control. We answered all questions about the pesticide derogation, contributing to the maintain the certification FSC in our all units. Our researchers are encouraging the idea to create a new FSC regulation polity for chemical pesticide use, considering the silvicultural aspects and rules for environmental security, instead of only the chemical characteristics of the molecules. In order to be prepared for the future challenges, the Technology Center started up the activities in its Forest Health Protection and Natural Resources Laboratory. This new laboratory has been used to produce agents of biological control of pests, to evaluate disease´s resistance in all Fibria’s Eucalyptus clones and to diagnose forestry problems, helping to maintain our sustainability. In 2014 we conducted research projects focused on the assessment and risk management to biotic and abiotic factors for eucalyptus plantations according with climatic global changes. Furthermore, we developed a roadmap to guide the research activities for the coming years, considering the increasing challenges and opportunities of technological innovation in the management of pests and diseases.

Furthermore, we have performed specific studies since 1993 into the quantity and quality of superficial and underground water by monitoring water tables in representative locations in our plantations and by our production units, which continue to indicate that there have been no material changes to the composition of the water in these water tables, thus confirming that our plantation and production processes are not contaminating the surrounding water tables. Specific studies on Forest Ecophysiology based on our “Open-air Laboratories” (Fibria’s Watershed Project and Eddy-Covariance Flux Tower Net) are being conducted, allowing us to better understand the effects of climate change on Eucalyptus plantations. Direct measurements of forest-atmosphere exchanges of carbon dioxide, water and energy allow us to observe whole-ecosystem metabolism. The Eddy-covariance Flux Tower Net at Fibria´s Units was installed during 2011-2012 and provides continuous record of net ecosystem CO2 exchange, evaporation, and energy flux between the atmosphere and Eucalyptus plantations, at hourly time resolution. At all four flux-tower sites of Fibria, the forest is accumulating carbon and contributing to the terrestrial “sink” for carbon that currently is reducing the growth atmospheric CO2. The atmospheric carbon fluxes provide a top-down look at forest growth and are complemented by ground measurements of vegetation and litter at large and small plots where we can identify which components in the forest are gaining and losing carbon. The combination of short-term carbon and water exchange fluxes observed at the towers with long-term changes in biomass observed at permanent plots provides a very powerful constraint to develop and evaluate ecosystem process models, which we used to forecast wood productivity under different climate scenarios.

In our continuous search for better environmental performance, we started to use Ecosystem Services approach to integrate research topics and to improve our landscape management practices. Technical planning for biodiversity conservation is based mainly on the assets in Fibria’s biodiversity database which comprises all information about fauna and flora species registered in Fibria’s areas since 1992, with special focus on birds, which have been used as indicators of the functionality of the managed forest landscape. Also for conservation planning, we use our Fibria Bioindex software, which combines relevant indicators to allow landscape ecology analysis of our forest management areas comprising plantations and areas of natural vegetation (Rain Forest or Savanna fragments). Based on all these approaches, we continuously provide technical advice to improve forest operation practices in order to conserve biodiversity. In 2014, the Technology Center started a group of field trials to test new methods to be appliedon the improvement of our native forests restoration program , as well as new agroforestry approaches to allow neighbor communities to grow NTFP (non-timber forest products) in the understory of eucalyptus plantation areas. We also innovated in the management of our portfolio of biodiversity research in Fibria’s areas, having launched in 2014 a public call for proposals on biodiversity research, which received 40 proposals from which 4 studies were selected and are being supported by Fibria. All Fibria’s technology efforts aimed to improve biodiversity also improve the value of ecosystem services provided by our forest production landscape.

Our research and development team continuously assess new trends and advances in the market in which we operate, allowing the development of new products and the entry into new markets. In particular, we have been following recent developments on the production technologies resulting in biofuels or alternative biomass-based products. Biorefinery comes as an important subject in our project portfolio. Our roadmap on biorefinery is frequently updated, and the correspondent laboratory has been receiving considerable investments on high-tech pieces of equipment to allow characterization of raw material and products, including biofuels. These capabilities and drivers along with the establishment of strategic alliances is paving out the way to speedup research and development of bioproducts and/or biofuels. The ongoing projects and alliances envision the different and more promising alternatives, not only making use of forest biomass in nature, but also from the circling streams of the kraft process, such as those from lignin. Within this scope of increasing the value from our forestry biomass, in 2014 the Joint Venture created by Fibria and Ensyn advanced on establishing important premises  for the installation of the first RTP unit in Brazil. In the same direction, potential customers and applications had been assessed. Important trials on the use of the renewable fuel oil have been performed with very satisfactory results. In addition, new technology and business opportunities in the biorefinery field have been assessed which may result on the entering and strengthening on markets other than those for renewable fuel oil.

When it comes to our pulp and paper production processes, during this last year we assessed and introduced important setup changes in order to improve fiber strength even further. This approach associated with customers’s feedback comes in close connection, as a loop, with the tree breeding program. Along with what we call wood x process x product trinomium and the advantages of having these teams working side by side, we had been able to support Fibria’s strategy to be considered one of the best commercial and R&D partner by some of our most important customers.

Among these efforts in product development our team has focused on the increase of BEKP share in the paper composition and/or helping customers improving their products’ performance. These efforts are split into two major streams: (a) looking forward to set specific properties on the BEKP fibers through changes in forest sourcing, pulping and bleaching processes and/or (b) determining the best practices for the use of BEKP in different systems of stock preparation, refining and papermaking technologies as a whole. One example of product application engineering relies on our partnered development of ultra-low intensity refining through the use of conical refiners. These efforts have been also supported by important investments in capabilities such as new pilot refiners and a bench scale paper machine. This kind of  technology and know-how allow our customers improve the usage of eucalyptus pulp and the performance of their final products.

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

E.                                    Off-Balance Sheet Arrangements

We participate in a number of off-balance sheet arrangements, mainly related to guarantees and take or pay contracts. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” All of these transactions are further described elsewhere in this annual report. See Notes 12 and 26 to our 2014 consolidated financial statements.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2014. This table does not reflect swap transactions discussed under “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of Reais)
Total debt commitments (1)	1,157	2,105	4,353	2,203	9,818
Operating leases (2)	249	493	724	2,222	3,688
Purchase obligations (3)	395	425	389	770	1,979
Pension contributions (4)	8	15	15	53	91
Total contractual obligations and commitments (5)	1,809	3,038	5,481	5,248	15,576

(1)                     The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

(2)       Includes land leases and sea transportation (domestic and export).

(3)                     Includes take-or-pay contracts. We have long-term “take-or-pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for an average period of 9.8 years for which the contractual obligations are R$202 million per year.

(4)       Represents a contribution of R$4 million per year, in average.

(5)                     Excludes amounts of probable cash outflows which are expected to arise upon settlement of contingencies due to uncertainties with respect to timing of payments.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain probable and estimable losses arising from tax, civil and labor claims of R$302  million as of December 31, 2014. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Contingencies”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

We are managed by a Board of Directors and a Board of Executive Officers. The address of the management of our Company is Rua Fidêncio Ramos, 302, 3rd floor, São Paulo, State of São Paulo, Brazil.

Board of Directors

Our Board of Directors is required to meet four times a year and on an extraordinary basis whenever corporate interests so require. The members of the Board of Directors are appointed at General Shareholders’ Meetings and serve for two-year terms. Our Board’s responsibilities include determining our general business strategies, electing the Executive Officers and supervising the management. As of December 31, 2014, the Board of Directors was made up of the following members:

Name	Member Since	Age	Position

José Luciano Duarte Penido	2009	66	Chairman

Maria Paula Soares Aranha	2013	58	Alternate

João Carvalho de Miranda	2009	52	Vice-chairman

Sergio Augusto Malacrida Junior	2014	41	Alternate

Raul Calfat	2009	62	Member

Paulo Henrique de Oliveira Santos	2009	56	Alternate

Carlos Augusto Lira Aguiar	2012	69	Member

Julio Sergio de Souza Cardozo	2014	70	Alternate

João Henrique Batista de Souza Schmidt	2014	36	Member

Julio Cesar Maciel Ramundo	2011	45	Member

Laura Bedeschi Rego de Mattos	2011	39	Alternate

Eduardo Rath Fingerl	2009	61	Member

Leonardo Mandelblatt de Lima Figueiredo	2013	38	Alternate

Marcos Barbosa Pinto	2014	37	Member

Arminio Fraga Neto	2014	57	Alternate

Alexandre Gonçalves Silva	2009	68	Member

José Ecio Pereira da Costa Junior	2013	63	Alternate

We present below a brief biographical description of each member of our Board of Directors:

José Luciano Duarte Penido.Mr. Penido  has been Chairman of the Board of Directors of Fibria Celulose S.A. since November 2009. Previously, from 2004 to 2009, he was President and CEO of Votorantim Celulose S.A., now Fibria, having served also as a member of the  Board of that company. Between 1992 and 2004 he served as CEO of Samarco Mineração.

Mr. Penido is an independent member of the Board of Directors of Copersucar, an independent member of the Board of Directors of Química Amparo Ipê, Member of the Corporate Governance and Sustainability Committee of Santander Brasil S.A. and member of the Executive Committee of the WBCSD’s - World Business Council for Sustainable Development.

João Carvalho de Miranda. Mr. Miranda has been a member and vice chairman of the Board of Directors of Fibria Celulose S.A. since November 2009. He has been CEO of Votorantim Industrial S.A. since January 2014. He joined Votorantim as CFO and Investor Relations Officer from March 2009 to December 2013. Before joining Votorantim, he was Executive Vice President of Citibank S.A. do Brasil, from 2006 to 2009. Previously, from 2004 to 2006, he held the position of CEO of Citibank N.A. in Chile, and acted as Corporate Banking Head at Citibank N.A. in Brazil, from 1998 to 2004.

Mr. Miranda is member of the Board of Directors and member of the Finance Committee of  Votorantim Cimentos S.A, member of the Board of Directors of Votorantim Siderurgia and Votorantim Metais S.A.

Raul Calfat. Mr. Calfat has been a member of the Board of Directors of Fibria since December 2009. He was CEO of Votorantim Industrial S.A. from January 2012 to December 2013. In January 2004 he assumed the position of Executive Managing Director of Votorantim Investimentos Industriais and in January 2006 he became responsible for all industrial business of the Company. Previously, from 1996 to 2003, he held the position of CEO of Votorantim Celulose e Papel and served as Chairman of the Pulp and Paper Association of São Paulo between 1993 and 1995, and as Vice President of the Brazilian Association of Pulp and Paper from 1996 to 2004.

Mr. Calfat  is Chairman of the Board of Directors, a member of Personnel and Remuneration Committee, member of Finance Committee and  member of Institutional Relations Committee of Votorantim Participações S.A. He is also an independent member of the Board of Directors,  Chairman of the Related Parties Committee and member Audit Committee of Duratex S.A. And member of the Board of Directors of Ibá.

Carlos Augusto Lira Aguiar. Mr. Aguiar has been a member of the Board of Directors of Fibria Celulose S.A. since January 2012. He was President and CEO of Fibria from the company’s creation in August 2009 through June 2011. He was President of Aracruz Celulose S.A. from April 1998 through December 2009, having joined the Company in 1981, performing various management positions in the areas of Production, Quality and Engineering. In 1985 he was promoted to Industrial Director and during the period from 1993 to 1998 he served as Vice President of Industrial and Forestry Operations. Mr. Aguiar began his career in the Pulp and Paper industry in 1970, having held various management positions in the area of production and projects.

Mr. Aguiar is Chairman of the Board of Directors of Veracel Celulose S.A and Ibá. The above mentioned entity Aracruz Celulose S.A. was merged into the Company and Veracel Celulose S.A. belongs to the  same economic group of the Company.

João Henrique Batista de Souza Schmidt. Mr. Schmidt is member of the Board of Directors of Fibria Celulose S.A. since October 2014 and currently holds the position of Executive Director of Corporate Development at Votorantim Industrial S.A. Mr. Schmidt  has more than 14 years of experience in investment banking, and was previously a Managing Director at Goldman Sachs in Brazil. Prior to Goldman Sachs, Mr. Schmidt worked at Citigroup in Brazil.

Mr. Schmidt is also a member of the Board of Directors of Citrosuco S.A.

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

Mr. Ramundo is a member of the Board of Directors of Granbio.

Eduardo Rath Fingerl. Mr. Fingerl  has been a member of the Board of Directors of Fibria Celulose S.A. since December 2009. From April 2006 to April 2011, Mr. Fingerl was a director of the areas of Capital Market, Venture Capital and Environment at Banco Nacional de Desenvolvimento Economico e Social - BNDES. He joined BNDES in May 1976, and has made a career at the bank acting in several positions. From August 1989 to June 1993, he acted in the private sector as Technical Director of FBDS - Fundação Brasileira para o Desenvolvimento Sustentável and Director of PQB - Petroquímica da Bahia S.A.

Mr. Fingerl  is an independent member of the Board of Directors of Vetria Mineração S.A and EcoRodovias S.A, and also participates on the Investments Committee, Finance and Risks.

Marcos Barbosa Pinto. Mr. Pinto Joined Gávea Investimentos in May 2011 as a Partner. Prior to joining Gavea, Marcos served as commissioner of the Brazilian Securities Commission (2007-10) and chief advisor to the president of the Brazilian National Development Bank (2005-06).  Marcos also worked as a lawyer at Morrison & Foerster LLP in California (2001-02) and Levy & Salomão Advogados in São Paulo (2003-04), where he advised clients in a number of mergers and acquisitions as well as private equity deals. Marcos holds an LL.B. and a Ph.D. in law from the University of São Paulo, an LL.M. from the Yale Law School and a masters in economics from Getúlio Vargas in Rio de Janeiro (FGV-RJ).  He was also a visiting researcher at Columbia University and taught corporate law at Fundação Getúlio Vargas in Rio de Janeiro (FGV-RJ).

Mr. Pinto is currently a member of the board at Multiterminais, Unidas and Chilli Beans.

Alexandre Gonçalves Silva. Mr. Silva  has been an independent member of the Board of Directors of Fibria Celulose S.A. since December 2009. From 2001 through 2007 he served as President and CEO of GE do Brasil. Previously, he served as President and CEO of GE Celma, an aero engine repair and overhaul company located in Petropolis, Rio de Janeiro. In his 40-year career, he worked most of his time in diverse sectors of the commercial aircraft industry.

Mr. Silva  is presently Chairman of the Board of Directors of Embraer, member of the Board of Directors of Tecsis, Nitroquimica, Alupar, Fundação M. Cecilia and Amcham

ALTERNATES

Maria Paula Soares Aranha. Mrs. Maria Paula Aranha has been an alternate member of the Board of Directors of Fibria Celulose S.A. since april 2013. She has been also the coordinator of our Statutory Audit Committee since may 2013. She was a member of the Fiscal Council of Fibria Celulose S.A. from April 2011 to April 2013. Since 2005 she has been acting in the field of controlling, corporate governance and operational risk management consultancy. Previously, she served as Superintendent of Planning and Control of Aliança do Brasil Companhia de Seguros (affiliate of Banco do Brasil). Mrs. Maria Paula joined Banco do Brasil S.A. in 1981 and has made a career at the bank acting as Division Manager of Controlling and Executive Manager of Controlling and Distribution.

Mrs. Maria Paula is a member of the Board of Directors and coordinator Statutory Audit Committee of Paranapanema S.A.

Sergio Augusto Malacrida Junior. Mr. Sergio Malacrida has been an alternate member of the Board of Directors of Fibria Celulose S.A since April 2014.  He has been also a member of the Finance Committee  since September 2013.  He currently is Director of Treasury and Investor Relations Officer of Votorantim Industrial. He was partner at PR & A Financial Products, partner at Vinci Partners, CFO at Vanguarda Agro, Treasurer at Fibria.

Mr. Sergio Malacrida is  a member of the Finance Committee of Votorantim Cimentos, member of the Finance Committee of Funsejem and  member of Supervisory Board at Votorantim Energia. He is graduated in Economics (FEA/USP) and MsC in Mathematics (IME / USP).

Paulo Henrique de Oliveira Santos. Mr. Santos has been an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2009. On January 2011 he has held the position of Director of Mergers and Acquisitions and Emerging Businesses at Votorantim Industrial S.A., and since 2000 he has held the position of Chairman of Votorantim Novos Negócios — VNN, acting in the private equity and venture capital market. In 2013 he has held the position of Acting CEO of Votorantim Cimentos.  From 1997 to 2000 he was Financial Director of Votorantim Metais.

Mr. Santos is a member of the Board of Directors of Tivit S.A and Votorantim Cimentos S.A.

Julio Sergio de Souza Cardozo. Mr. Julio Sergio de Souza Cardozo is an alternate member of the Board of Directors of Fibria Celulose S.A. and member of Fibria’s Statutory Audit Committee as financial specialist. He is lecturer, business consultant and full professor.  He is professor of the Masters Program in Accounting at UERJ - University of the State of Rio de Janeiro and in MBA courses as a invited professor in several programs in the country. He was a partner with Ernst & Young for more than twenty years and after his retirement he founded Julio Sergio Cardozo & Associates, a consulting business based in the city of São Paulo. He has a PhD equivalent in Accounting & Finance, Majors in Auditing & Internal Control — graduated by Rio de Janeiro State University.

Mr. Julio Cardozo is a member of the Board of Directors and Chairman of the Audit Committee of AVISTA Credit Card and also Chairman of the Audit Committee of Saraiva SA.

Laura Bedeschi Rego de Mattos. Mrs. Mattos has been an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2011, and as of April 2012 she participates in the Company’s Finance Committee. She is Head of the Portfolio Management and Supervision Department at BNDESPAR. She began her career at the Banco Nacional de Desenvolvimento in 2002, and has previously been Head of the Securities Investment Department and an investment manager in the same department. Before that she worked at FINEP (Financiadora de Estudos e Projetos do Ministério da Ciência e Tecnologia) and Fundação COPPETEC (Fundação Coordenação de Projetos, Pesquisas e Estudos Tecnológicos).

Mrs. Mattos is an alternate member of the Board of Directors of OI S.A., ALL S.A. and Vale S.A.

Leonardo Mandelblatt de Lima Figueiredo. Mr. Mandelblatt  has been an alternate member of the Board of Directors of Fibria Celulose S.A since April 2013. From October 2009 to the present day Mr. Mandelblatt is responsible for the management of the equity portfolio of BNDESPAR. He currently manages the portfolio holding assets from the paper, cellulose and capital goods sectors. From January to September 2009 he was responsible for the management of the Equity Portfolio of the Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI not connected to corporate control; management of private fixed income securities issued by non financial institutions; management of resource outsourcing applied in: (i) administered portfolios, (ii) Private Equity Investment Funds; (iii) Credit Investment Funds (FIDC). From 2003 to 2008 he held various positions at BB Gestão de Rescursos — Distribuidora de Títulos e Valores Mobiliários S.A. — BB DTVM, as an invesment consultant, manager of fixed income funds (ID denominated funds; private credit fund; price index funds and fixed income funds); and private equity fund manager, and was responsible for the creation and management of the BB Ações Construção Civil Fund, and the management of BB Ações Siderurgia.

Mr. Mandelblatt is a member of the Board of Directors of Tupy S/A and is an alternate member of the Board of Directors of IOCHPE-MAXION S/A.

Arminio Fraga Neto. Mr. Arminio Fraga is founding partner of Gavea and Chairman of the following Committees: Investment, Private Equity and Multimarket funds, Executive and Remuneration, and member of the Risk Committee and Real Estate Fund of Grupo Gavea. From 2009 to 2013, Arminio Fraga was Chairman of the Board of Directors of BM&FBovespa. From 1999 to 2002 he was Chairman of the Central Bank of Brazil and before that he was Director of International Matters of the Central Bank of Brazil, from 1991 to 1992. From 1993 to 1999 he was Managing Director of Soros Fund Management in New York, focused in emerging marktes. Additionally, Arminio Fraga was Vice-Chairman of Salomon Brothers in New York from 1989 to 1991, focused in arbitration in emerging markets. He was also Chief Economist and Manager of Operations in Banco Garantia from 1985 to 1988. Arminio Fraga taught reguarly in universities in Brasil, such as Pontifícia Universidade Católica and Fundação Getúlio Vargas, Rio de Janeiro, and taught abroad at Columbia University from 1993 to 1999 and at Wharton School from 1988 to 1989. Arminio Fraga also published academic works in several specialized magazines in Brazil and abroad.

Mr. Arminio Fraga is member of the Consultive Board of JP Morgan Chase & Co., member of the Board of Directors of Group of Thirty,  member of the Consultive Board of Peterson Inst. For Int. Economics and member of the Board of Directors of Instituto Desiderata.

José Ecio Pereira da Costa Junior. Mr.Pereira has been an alternate member of the Board of Directors  of Fibria Celulose S.A. He is a member of the Statutory Audit Committee since may 2013. He was  Chairman of the Fiscal Council  from December 2009 to April 2013. In December 2007 he started the business management consulting company JEPereira Consultoria em Gestão de Negócios. From June 2002 to June 2007 he acted as audit partner at Deloitte Touche Tohmatsu in Brazil in the sector of audit and consulting. He graduated in Business Administration from Getulio Vargas Foundation — FGV and Accounting from Faculdade São Judas Tadeu.

Mr. Pereira is a member of the Board of Directors and Chairman of the Audit Committee of Gafisa S.A., member of the Board of Directors of Princecampos Participações S.A.,  member of the Consultive Board of CVI Refrigerantes Ltda, member of the Audit Committee of Votorantim Cimentos S.A, Votorantim Metais S.A and member of the Board of Directors of IBEF-PR.

Board of Executive Officers

The following executive officers were appointed by our Board of Directors. They are members of our board of executive officers and are our legal representatives. The board of executive officers meets periodically to review production, and commercial and financial operations. Our executive officers are as follows:

Name	Age	Position
Marcelo Strufaldi Castelli	50	Chief Executive Officer
Paulo Ricardo Pereira da Silveira	52	Industrial Operations, Engineering and Procurement
Guilherme Perboyre Cavalcanti	46	Chief Financial Officer & Investor Relations Officer
Luiz Fernando Torres Pinto	61	Human and Organizational Development
Henri Philippe van Keer	47	Commercial & International Logistics
Aires Galhardo	37	Forestry Operations

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

Henri Philippe van Keer. Mr. van Keer was appointed as the Executive Officer of Commercial and International Logistics in May 2nd, 2012. Before becoming Executive Officer of Fibria, Mr. van Keer was General Manager of the Commercial Department (June 2011). He served as Vice-President (CEO) of Valcon Energy, a company specialized in the production of clean energy, for two and a half years (between January 2008 and May 2010). Nevertheless, he held positions in Aracruz Celulose SA: Brazil General Manager (between 2002 and 2007) and Area Sales Manager in Europe (between 1996 and 2002). In addition, he served as Director of Sales at EMI Area-Chambéry, Equipment Company / paper machines in France (between 1994 and 1996), as well as in CSNE - (French National Service) in São Paulo (between 1992 and 1994). Mr. van Keer is graduated in engineering at the Institut National Polytechnique de Grenoble, France, with refresher courses at the Ecole de Management de Lyon (Fr) & Cranfield School of Management (UK) MBA.

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

At the Extraordinary Shareholders Meeting held on April 26, 2013  the Statutory Audit Committee  was established, the same meeting approved the amendment of our Bylaws where the Fiscal Council  became a non-permanent corporate body and will only be installed upon request by the shareholders. For the fiscal year of 2014 the Fiscal Council was appointed.

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

Set forth below are the names, ages and positions of the members of our Fiscal Council and their respective alternates, each of whom has been appointed to serve until April 2015:

Name	Age	Year First Elected	Position
Mauricio Aquino Halewicz	41	2013	Member
Geraldo Gianini	64	2009	Alternate
Gilsomar Maia Sebastião	39	2013	Member
Antonio Felizardo Leocadio	42	2014	Alternate
Sérgio Mamede Rosa do Nascimento	60	2013	Member
Carlito Silverio Ludwig	67	2014	Alternate

Statutory Audit Committee

NYSE rules require that listed companies have an Statutory Audit Committee that (i) is comprised of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding Audit Committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Our Statutory Audit  Committee, which, subject to certain exceptions, is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on December 18, 2009. On April 26, 2013 the Audit and Risk Committee became the Statutory Audit Committee — CAE according to the Extraordinary Shareholders Meeting resolutions by the amendment of our Bylaws within the terms of CVM Ruling 509, of November 16, 2011, which shall operate on a permanent basis. On May 27, 2013 the Board of Directors approved the establishment of the Statutory Audit Committee, its Internal Rules and appointed its members. The CAE complies with all of such requirements and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. Our Statutory Audit Committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors. Our Statutory Audit Committee also evaluates the effectiveness of our internal financial and legal compliance controls. Our Statutory Audit Committee is composed of at least three (3) at most five (5) members appointed by the Board of Directors for a 5 year term. All members of our Statutory  Audit and Risk Committee satisfy the audit committee membership independence requirements established under rules of the SEC. The Board of Directors has determined that Julio Sergio Souza Cardozo is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act.

The members of the Statutory Audit Committee are as follows:

Name	Member Since	Age
Julio Sergio Souza Cardozo	Oct 01, 2014	70

Maria Paula Soares Aranha	May 27, 2013	58

José Ecio Pereira da Costa Junior	May 27, 2013	63

As of December 31, 2014, the members of our Statutory Audit Committee, on an individual basis and as a group, directly own less than 1% of our common shares.

Our Statutory Audit Committee is governed by Internal Regulations which were approved by the Board of Directors in May 2013 which sets forth rules with respect to duties and responsibilities of the committee, its structure and functioning, as well as rights and obligations of its members.

Advisory Committees

We also have five advisory committees, comprised of Board members and others, with the power to make recommendations for the consideration of the Board. These are the Statutory Audit Committee, the Finance Committee, the Innovation Committee, the Personnel and Remuneration Committee and the Sustainability Committee, each of which has its own internal regulations and acts in accordance with the scope our Bylaws. The Statutory Audit Committee supervises the quality and integrity of financial reports, adherence to legal, statutory and regulation, the suitability of processes relating to managing Risk and the activities of the internal and independent auditors. The Finance Committee advises on macroeconomic matters as well as financial strategy and cash and market risk management policies. The Innovation Committee assists the Board in analyzing initiatives related to research and technological innovation in forestry and industrial areas, and management in relation to new products and processes. The Personnel and Remuneration Committee is tasked with analyzing human resources policies, structures and practices and remuneration policy, among other related matters. The Sustainability Committee advises our Board of Directors on all matters relating to sustainability evaluates investment proposals in terms of sustainability and impact and monitors the implementation of policies, strategies and activities relating to the sustainability of our operations.

B.                                    Compensation

In 2014, the aggregate annual remuneration paid to our executive officers and directors was R$50,407 million. Details are set forth in the table below:

2014
(in millions of Reais)
Short-term benefits to officers and directors	25,862
Long-term benefits to officers and directors	16,611
Benefit program - Phantom Stock Options and Stock Options plans	7,934
50,407

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

D.            Employees

As of December 31, 2014, we employed 4,294 people. We outsource many of our operations and substantially all of the transportation of wood, pulp and other raw materials. This accounted for 13,204 people as of December 31, 2014.

Several unions represent our employees and they are considered well organized institutions. Annual Collective agreements related to non-executive employees were renewed in 2014 for another year, except for the agreement of the industrial employees of our of Três Lagoas Unit which is still under negotiation, formalized agreements resulted in a base salary increase of up to 7.1%, including administrative, industry and forest personnel. We believe we have very good relations with our employees.

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

Defined Contribution Pension Plan

In March 2000, we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group (Funsejem) which is available to all employees. For employees below a certain income level we match their contribution limited to 1.5% of the employee’s compensation. For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation. Additional contributions can be made at the employee’s option. Contributions vest in a range of percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service. Employees’ contributions amounted to R$9.3 million in 2014 and R$8.5 million in 2013.

Former Aracruz employees participated in ARUS — Fundação Aracruz de Seguridade Social, a private, not for profit, pension plan operating as a multi-sponsored fund. As a result of the Aracruz Acquisition in 2009, all employees had the option to transfer their contributions made to ARUS to Funsejem as ARUS has been terminated.

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

The amount recorded as expenses for the year ended December 31, 2014, 2013 and 2012, was R$8 million,  R$4 million and  R$5 million, respectively.

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial Assumptions
	2014	2013

Discount rate - %	6.00	6.25
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	5.0	5.0
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

Based on the independent actuary’s report, the position of the actuarial calculations is as follows:

	2014	2013
	(in thousand of Reais
Reconciliation of liabilities
Present value of actuarial obligations	76,579	93,934
Cost of current service
Interest on actuarial obligations	12,697	7,750
Benefits paid	(3,945)	(3,684)
(Gains) losses	7,288	(21,421)
Disposals	(1,185)
Balance of actuarial obligations	91,434	76,579

Organizational climate survey

Our first  organizational climate survey happened in 2010, reaching 77.% the total participation. We achieved the result of 59.0% favorability (satisfaction level). Based on the results, working groups were formed across our Company, involving managers and professionals in Human and Organizational Development. From these focus groups, we conducted initiatives to improve the organizational climate, employees’ motivation and our performance. In the second edition of the organizational climate survey, which happened in 2012, we increased nine percentage points in relation to 2010 edition, we achieved 68% of favorability, and also we reached 85% of participants, increasing 8 percentage points to the previous one and we kept focus on the organization climate management. A new climate survey happened in 2014, reaching 91.3% the total participation, a record number of participants, which is an excellent result, also comparing to the market! We achieved the result of 72.4% favorability, 4.6 percentage points more than the results of the 2012. In connection with our goals of a High Performance Culture, we implemented in 2014 a methodology, which evaluate satisfaction, and we measured a new key indicator: engagement. With over 75 years of experience, credibility and global reach, Gallup has been chosen to support us in the Climate Survey 2014 to develop and implement the Q12™, were a climate survey methodology oriented engagement indicators correlate the performance results with high impact on the activity of managers and the sustainability of business.

We intend to improve managers’ tools to deal with their teams, increasing value for the organization. From the results, the managers and their teams will develop the action plans to implement improvement opportunities.

E.            Share Ownership

As of December 31, 2014, the members of our Board of Directors and our officers, on an individual basis and as a group, directly owned less than 1% of our common shares. For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7. A. Major Shareholders and Related Party Transactions — Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or Executive Officers and their representative percentage relative to the total outstanding shares as of December 31, 2014:

Board of Directors	Number of Common Shares

José Luciano Duarte Penido	2,001
Maria Paula Soares Aranha	0
João Carvalho de Miranda	15
Sergio Augusto Malacrida Junior	0

Board of Directors	Number of Common Shares
Raul Calfat	70
Paulo Henrique de Oliveira Santos	1
Sergio Augusto Malacrida Junior	0
Carlos Augusto Lira Aguiar	2,431
Julio Sergio de Souza Cardozo	0
João Henrique Batista de Souza Schmidt	0
Julio Cesar Maciel Ramundo	0
Laura Bedeschi Rego de Mattos	0
Eduardo Rath Fingerl	616
Leonardo Mandelblatt de Lima Figueiredo	0
Marcos Barbosa Pinto	0
Arminio Fraga Neto	0
Alexandre Gonçalves Silva	1
José Ecio Pereira da Costa Junior	0

Executive Officers
Marcelo Strufaldi Castelli	0
Paulo Ricardo Pereira da Silveira	3,000
Luiz Fernando Torres Pinto	0
Henri Philippe van Keer	5,000
Aires Galhardo	0
Guilherme Perboyre Cavalcanti	0
Total	13,135

Source: Itaú Custódia.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

As of December 31, 2014, Fibria had 553,934,646 common shares. The table below presents certain information as of December 31, 2014, regarding (i) any person known to us as the owner of more than 5% of our outstanding common stock, and (ii) the total amount of the common stock owned by the members of our Board of Directors, Executive Officers and Fiscal Council.

	December 31, 2014
Shareholders	Number of shares	% of total
Common Shares
Votorantim Industriais S.A	162,974,335	29.42
BNDES Participações S.A	168,296,658	30.38
J. Safra Asset Management Corp	33,217,145	6.00
Gávea Investimentos Ltda	939,527	5.22
Board of Directors, Executive Officers and Fiscal Council	13,149	0.00
Treasury Shares	342,824	0.06
Public (Free Float)	160,151,008	28.91
Total Common Shares	553,934,646	100.00

(1)   Under the First Amendment to the Shareholders’ Agreement, BNDESPar is required to hold 20.589% of the total capital during the first three years (until October 2017) of the signature of the First Amendment of the Shareholders’ Agreement which took place on October 29, 2014, and for the next two years 10.2945% (from October 2017 to October 2019).

B.                                    Related-Party Transactions

We have engaged in a number of transactions with related parties, which are described in Note 16 to our 2014 consolidated financial statements, as of and for the years ended December 31, 2014, 2013 and 2012 included elsewhere in this annual report.

In 2013 we continued to refine our corporate governance, with the development of a Policy for Related Party Transactions, approved by our Board of Directors. This Policy is intended to establish standard procedures to be observed in the execution of transactions with related parties and in situations in which there may exist a conflict of interest, so as to assure that these transactions are conducted on market terms and are disclosed and reflected in our records in the correct and complete form.

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

We have financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of our plants (See Note 23(e) of our 2014 consolidated financial statements).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

Subsidiary

We have a contract to sell wood to  Bahia Produtos de Madeira S.A., which matures in 2019, renewable for 15 years.

Votorantim Group companies

We have a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our unit in Jacareí, Aracruz and Três Lagoas. Since these units already generate its own energy, the contract has the purpose of maximizing the competitiveness of the energy matrix. The total amount to be paid or received with the sale of energy can change based on the needs and consumption of energy by those plants. The total amount contracted is approximately R$700 thousand for the services of energy commercialization to be rendered by Votener, maturing in 30 months, through December 31, 2015, renewable by agreement between the parties. In case of early termination of the contract, that party is required to pay all obligations incurred up to effective date of termination of the contract.

The Company has a derivative instrument contract with Banco Votorantim S.A. The Shareholders’ Agreement limits the intercompany investments to R$200 million for securities and R$220 million of notional value for derivative instruments.

The Company, through its joint operation VOTO IV has an account receivable in the amount of US$3 million (then equivalent to R$8 million) with Votorantim Participações S.A., with maturity in July 2015.

The Company has an agreement with Votorantim Cimentos for the supply of road construction supplies, such as rock and calcareous rock, in the approximate amount of R$11.7 million. This agreement may be terminated at any time with prior notice of 30 days, without any contractual penalties.

The Company has land lease agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling R$76.5 million.

The Company has land lease agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA and Votorantim Cimentos, which mature in 2023, totaling R$4.1 million.

In the years ended December 31, 2014, 2013 and 2012, no provision for impairment was recognized on assets involving related parties.

The total annual amount authorized by the Annual General Meeting on April 25, 2014 for the remuneration of Board of Executive Officers, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for 2014 was R$51.0 million. The remuneration expenses in 2014 include: (i) short-term benefits to officers and directors (R$25.9 million); (ii) long-term benefits to officers and directors (R$16.6 million); and (iii) benefit program - Phantom Stock Options and Stock Options plans (R$7.9 million).

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. The long-term benefits refer to the variable compensation program. In the third quarter of 2010, the Company approved a benefit program based on the rights based on the increase in the value of its shares (refer to note 28 to our 2014 consolidated financial statements).

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees’ members of R$1.4 million for the year ended December 31, 2014.

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

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See “Item 3. Key Information — A. Selected Financial Data” and “Item 18. Financial Statements.”

Contingencies

We are subject to numerous contingencies with respect to tax, labor and other claims. See Note 24 to our 2014 consolidated financial statements and discussions on our critical accounting policies.

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

	2014			2013
In thousands of Reais	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	88,858	100,604	11,746	86,921	102,906	15,985
Labor	52,304	174,179	121,875	55,250	152,442	97,192
Civil	16,400	27,361	10,961	9,503	25,164	15,661
Total	157,562	302,144	144,582	151,674	280,512	128,838

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

IRPJ/CSLL - partial approval

We have pending a number of requests for the approval of income tax credits with the Brazilian Federal Revenue Service, totaling R$134 million. The authorities approved only R$83 million, which generated a debt of R$51 million (R$176,360 updated as at December 31, 2014). We timely appealed the rejection of the tax credits and obtained a partially favorable decision. Based on the opinion of our internal and external legal counsels, the probability of loss is possible and, as such, no provision has been recorded with respect thereto.

IRPJ/CSLL - Newark

Fibria received, in December 2007 and December 2010, two tax assessments in the amount, together, of R$237 million where Brazilian Federal Revenue Service charged Income Tax and Social Contribution of Newark Financial Inc., an offshore company controlled by VCP Exportadora e Participações Ltda. (succeeded by Fibria) with respect to the fiscal year 2005. Based on advice of counsel, we have determined that the likelihood of loss for the first tax assessment (December 2007 - R$120 million) is remote and the probability of loss for the second tax assessment (December 2010 - R$101 million) is possible and, accordingly, no provision has been recorded with respect thereto.

Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

In December 2012, a tax assessment in the amount of R$1.7 billion (see note 24 to our consolidated financial statements) was issued by the Brazilian Federal Tax Authority, or RFB, against us, with respect to IRPJ and CSLL taxes as a result of an agreement signed between Fibria (on that occasion VCP) and Internation Paper. The subject matter of which was the exchange of industrial and forestry assets between the two companies. On January 9, 2013 we filed an appeal with the Brazilian Federal Revenue Service.

In November 13, 2013, we became aware of the decision accepting the Company’s appeal against the tax assessment notice issued by the Brazilian Federal Revenue Service regarding the swap of industrial and forestry assets between us and International Paper. The amount updated through December 31, 2014 was R$1,971 million.

This is a first administrative instance decision and The Public prosecutor filed a mandatory appeal. The claim is pending a final decision from the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais). Based on the opinion of our internal and external legal counsels, the likelihood of loss is possible and no provision has been recorded with respect thereto.

IRPJ/CSLL — Fibria Trading International

In October 2013, a tax assessment in the amount of R$271 million, was issued by the Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB) against us with respect to Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or IRPS, and Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL, during the period from 2010, between Fibria Trading International — FTI and Fibria. The amount of the assessment was R$303 million up to December, 2014.

On November 28, 2013, we filed an appeal with the Brazilian Federal Revenue Service.

In December 2014, we became aware of the decision accepting the Company’s appeal against the tax assessment notice issued by the Brazilian Federal Revenue Service. This is a first administrative instance decision and The Public prosecutor filed a mandatory appeal. The claim is pending a final decision from the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais). Based on the position of our internal and external legal advisors, the likelihood of loss is possible and no provision has been recorded with respect thereto.

IRPJ/CSLL — Fibria Trading International, NORMUS and FOH

In June 2014, a new tax assessment in the amount of R$272 million, was issued by the RFB against us, with respect to IRPJ, and CSLL, during the period from 2010, between Fibria Trading International — FTI, NORMUS and Fibria S.A. The amount of the assessment was R$289 million up to December, 2014. Based on the position of our internal and external legal advisors, the likelihood of loss is possible and no provision has been recorded with respect thereto. See note 24 to our 2014 Financial Statements.

IRPJ/CSLL — Fibria Overseas Holding

In October 2014, a new tax assessment in the amount of R$73 million, was issued by the RFB against us, with respect to CSLL, on the income from an equity adjustment  in the investment in foreign controlled companies during the period from 2009, between VCP Overseas Holding Kft. and Normus in 2009. We filed an appeal with the Brazilian Federal Revenue Service. Based on the opinion of our internal and external legal counsels, the likelihood of loss is possible and, as such, no provision has been recorded with respect thereto. See Note 24 to our 2014 Financial Statements.

Other Tax liabilities

Fibria has more than 600 legal cases for individual amounts of less than R$100 million. The amount involved in all of these legal cases is R$2.3 billion. The average value of each case is R$3.8 million.

Labor Proceedings

We are a party to approximately 5,612 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’

compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS).

Civil Proceedings

We are a party to approximately 1,176 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect our equity. We have insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

Relevant comments regarding tax proceedings

We entered on January 1995, with a judicial tax proceeding, seeking the reimbursement of the Tax Incentive denominated “Crédito-Prêmio de IPI”. After final decision favorable for us, which determined the reimbursement of that credit, we recognized the amount of R$170.6 million (being R$77.5 million in 2013 and R$93.2 million in 2012), under the “Other assets”, in the “Non-current assets” against “Other operational revenue”, net of the lawyer fees. We submitted a formal request for the issuance of precatory related to the judicial process.

In March 2014, we filed a request for an IPI premium credit, related to the final favorable court decision obtained by us in October 2013, for tax incentives on exports (BEFIEX) in the period between December of 1993 and May of 1997.

The IPI Premium Credit was a fiscal financial benefit to exporting companies, established as a form of compensation paid for the acquisition of raw materials. Numerous legal disputes have arisen with respect to the date of termination of the benefit.

On June 2, 2014, we obtained from the Federal tax authority approval to use an IPI premium credit in the amount of R$860,764 million (R$568,104 million, net of income taxes), arising from the exports during the term of the BEFIEX Program.

The credit was recorded by us as an asset under “Other assets” and as a credit in the Statement of profit or loss under “Other operating income, and will be used to offset future payments of federal taxes.

Relevant comments regarding civil proceeding case

In June 2012, a Public Civil Action was filed by the Federal Public Ministry to prohibit the Company´s trucks from using federal highways above weight restrictions and alleged damage to federal highways, the environment and economic order. The updated amount of R$1,042,376 thousand as at December 31, 2014, was given by the Federal Public Ministry for the proceeding. The Company successfully appealed against the decision and also filed appeal for the other matters of the Action. The proceeding is in its initial stage.

Remaining judicial deposits (consolidated)

The Company has judicial escrow deposits at December 31, 2014 the amount of R$135,640 (R$106,060 in December 31, 2013) for cases classified by external legal advisors as of remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, Income taxes and to contributions to the INSS, among other of smaller amounts. The deposits also include R$41,084 of the credit balance of REFIS - “Profits Abroad”, as detailed in Note 25 to our 2014 consolidated financial statements.

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

Fibria was cited in March 2014 of the filing of a civil action by the Federal Public Prosecutor’s Office in the municipality of São Mateus  (Espírito Santo State) in respect of land deeds acquired by the Company in the northern of the state of Espírito Santo. An injunction was issued blocking around 6,000 hectares of Fibria’s land in São Mateus, and requiring that BNDES suspend any law or indirect or mixed financing in favor of Fibria or for the planting of eucalyptus pulp in the municipalities of São Mateus and Conceição da Barra (Espírito Santo State).

Fibria has responded through the defense and Interlocutory Appeal, which suspended the effects of the granted injunction. The Federal Public Prosecutor’s Office filed an appeal, and was successful, restoring the injunction. Fibria position is that the acquisition of land was made in accordance with applicable laws and practices used at the time and the matter is still being disputed judicially.

Veracel

We and Stora Enso each own 50% of Veracel, the joint ownership governed by a shareholders’ Agreement. In may 2014, we commenced an arbitration against Stora Enso for alleged breach of its obligations on certain provisions of the Shareholder’s Agreement.

Commitments

The significant contractual obligations and commitments that affect our liquidity are short-term debt, long term debt, take-or-pay contracts, leases and capital expenditures.

Fibria entered into Take or Pay long-term agreements with suppliers of power, transport, diesel fuel and chemical products for the average period of 10 years. These agreements contain termination and suspension clauses of supply due to non-compliance with material obligations. The contractual obligations assumed on December 31, 2014 represented R$202,361 million p.a. (R$228 million as of December 31, 2013). See Note 26 to our 2014 consolidated financial statements.

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

In general, shareholders who are not Brazilian residents must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil. The common shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, which is the registered owner on the records of the registrar for our shares.

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

Brazilian law allows the payment of dividends only in Reais limited to the inappropriated retained earnings in our financial statements prepared in accordance with IFRS. At December 31, 2014, in our financial statements prepared in accordance with IFRS, we had unappropriated retained earnings —Reserve for Investments of R$110,854 million. Inappropriated retained earnings as reported in accordance with IFRS may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these inappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with IFRS, unless the negative balance is eliminated by the reversal of other reserves.

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

For the years ended December 31, 2013 and 2012, our Board of Directors recommended that no dividend or interest attributable to capital be paid with respect to the reported results of  2013 and 2012 because of loss recorded in these periods.

For the year 2014, with respect to the reported net income of R$163 million, following the Brazilian Corporate Law and our Bylaws, the minimum dividends to be paid totals R$37 million, corresponding to25% of the adjusted net income.

B.                                    Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2013, other than the events already described in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.                                    Offer and Listing Details

The ADSs are listed on the New York Stock Exchange under the trading symbol “FBR.” Our common shares trade on the São Paulo Stock Exchange under the symbol “FIBR3” (prior to November 18, 2009 we traded under the symbol “VPCA4”). At December 31, 2014, we had approximately 12,100 shareholders of record at the BM&FBOVESPA.

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

		Reais per Share (Preferred share until August 12, 2009, and Common Shares thereafter)		U.S. Dollars per ADS
		High	Low	High	Low

2010	Annual	40.80	24.47	24.13	13.73

2011	Annual	27.95	12.57	16.78	6.68

2012	Annual	23.60	12.37	11.50	6.01

2013	First Quarter	26.33	21.48	13.05	10.90
	Second Quarter	25.25	20.98	12.77	10.37
	Third Quarter	29.22	24.10	12.76	10.39
	Fourth Quarter	29.45	26.11	13.15	11.37
	Annual	29.45	20.98	13.15	10.37

2014	First Quarter	27.65	23.82	11.68	10.11
	Second Quarter	25.83	20.10	11.38	9.14
	Third Quarter	27.05	20.91	11.47	9.48
	Fourth Quarter	33.13	24.38	12.38	10.03

	Annual	33.13	20.10	12.38	9.14
Share Price for the most recent six months:

	September	27.05	22.49	11.47	10.21
	October	30.01	24.38	12.23	10.03
	November	31.79	29.50	12.38	11.81
	December	33.13	29.79	12.22	11.00
	January	32.83	29.14	12.27	11.30
	February (through February 19, 2015)	37.25	32.30	13.28	12.13

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

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2014, the aggregate market capitalization of the 66 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately U.S.$687 billion, and the ten largest companies listed on the São Paulo Stock Exchange Index represented approximately 62% of the market capitalization in the year. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. On December 31, 2014, we accounted for approximately 1% of the market capitalization of the companies listed on the Ibovespa Index.

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

All members of our Board of Directors, our Executive Board and our Fiscal Council have signed a management compliance statement (Termo de Anuência dos Administradores) under which they take personal responsibility for compliance with the Novo Mercado listing agreement, the rules of the Market Arbitration Chamber and the regulations of the Novo Mercado.

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

B.                                    Memorandum and Articles of Association

Our by-laws are filed as Exhibit 1 to this annual report and contain the new address of the Company approved on Shareholders´ General Meeting held on November 10, 2014. The information otherwise contemplated by this Item has previously been reported in our registration statement on Form F-4 filed with the Commission on October 28, 2009 (Reg. No. 333-162703). This description does not purport to be complete and is qualified in its entirety by reference to our Bylaws, the Brazilian Corporation Law and the rules and regulations of the CVM.

C.                                    Material Contracts

Shareholders’ Agreement of Fibria

Under the terms of the Investment Agreement entered into between BNDESPar, VID and ourselves (as an intervening party), VID and BNDESPar have entered into the First Amendment to shareholders’ agreement of Fibria, executed on October 29, 2014, under which the approval of certain matters will depend on the affirmative vote of BNDESPar in a Pre-Meeting including:

(a)           decrease of Company’s capital stock, except for absorption of losses;

(b)           approval of annual budget of Company and/or its Controlled Companies, so long as the ratio of Net Debt to EBITDA remains above 3.5 (three point five);

(c)           proposal of an extrajudicial restructuring plan, filing of judicial restructuring or bankruptcy by the Company or Controlled companies;

(d)           liquidation or dissolution of Company or of any Controlled Company;

(e)           a reduction or the non-payment of the compulsory dividend be the Company;

(f)            participation of Company in an group of companies;

(g)           decrease of the level of listing with BM&FBOVESPA or delisting of Company as public company;

(h)           change of By-Laws implying change of corporate purpose, Fiscal Council, diffuse control and maintenance of dispersion of share basis;

(i)            transformation, merger, spin-off or incorporation, including of shares, involving the Company and its Controlled Companies, including the performance of exchange or payment in kind using shares;

(j)            increase of capital stock, issuance of share or any security convertible or exchangeable in share, including determination of issuance price of shares to be issued and the price of security convertible or exchangeable in share;

(k)           operations between Company and/or its Controlled Companies, on one side, and any Related Parties, on the other side, in any amount above R$20,000,000 (twenty million reais) per year, excluding any agreements (i) for commercialization of electric energy with a global annual value up to R$200,000,000 (two hundred million reais); (ii) of shared services (such administrative, financial, logistic and information technology services) with a global annual up to R$25,000,000 (twenty five million reais); (iii) financial investments at market conditions up to R$200,000,000 (two hundred million reais); and (iv) agreements for protection of cash flow with global exposure in an amount equivalent in national currency up to U$220,000,000 (two hundred and twenty million United States Dollars) the limit applies to the value of reference of the agreement — national value);

(l)            disposal or encumbrance, by the Company and/or its Controlled Companies, of fixed assets that, individually or cumulatively have, in a period of twelve(12) months, an amount higher than five per cent (5%) of total assets, calculated based on the most recent ITR;

(m)          any proposal for the creation of reserves, provisions or change of accounting criteria with value, individually or cumulatively have, in a period of twelve (12) months, an amount higher than five per cent (5%) of total assets, calculated based on the most recent ITR;

(n)           entering into agreements of any nature, with individual value above R$700,000,000 (seven hundred million reais), by the Company and/or its Controlled Companies, with exception of the agreements provided for in other items of this Section;

(o)           capital investments not included in the business plan or budget approved by Company’s Board of Directors and provided they have an individual amount above R$700,000,000 (seven hundred million reais);

(p)           acquisition by the Company of relevant interest, as defined in applicable legislation, not contemplated in the business plan or budget approved by Company’s Board of Directors, and provided their individual value is above R$700,000,000 (seven hundred million reais);

(q)           the matters provided for in letters (k), (n), (o) and (p) of this Section 5.3 in the event such matters result in a ration Net Debt to EBITDA with a level above 3.5 (three point five);

(r)            providing any lien or guarantees by the Company and/or its Controlled companies to guarantee third-party obligations, except for the obligations of Controlled Companies;

(s)            acquisition of any equity interest in companies which main activity is not provided for the corporate purpose of Company, or investments in business that are nor related to the corporate purpose of Company; and

(t)            any proposal of distribution of dividend or interests on equity, where the decrease of Company’s cash and/or the cash of its controlled companies would result in an increase of the ratio of Net Debt to EBITDA with a level above 3.5 (three point five).

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

In addition, in the event that the entity resulting from incorporação de ações, or a merger of shares, , a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal rights.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. Dollar amount of dividends received by an individual with respect to the ADSs will generally be subject to U.S. federal income taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited consolidated financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year. In addition, based on our audited consolidated financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2015 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

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

Medicare Taxes

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their income arising from a distribution with respect to the common shares or ADSs and net gain from the sale, exchange or other disposition of the common shares or ADSs. Each U.S. Holder should consult its own tax advisor regarding the application of this tax.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates. Also see Note 4.2.1.(a) of our 2014 consolidated financial statements.

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

We also use conventional instruments, mainly options, Zero Cost Collar (ZCC) and swaps to mitigate the volatility of foreign exchange rate fluctuations on our revenue. For a portion of our revenue we enter into forward contracts or mainly currency options effectively fixing some revenues in Brazilian Reais to match our budget and goals. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of operations in “Results of derivative financial instruments”.

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

Our foreign currency debt reflects a strategy to continue borrowing funds in U.S. Dollars. We have succeeded in lengthening the average maturity of our debt over time. The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 11.6% at December 31, 2014 and 30.4% in December 31, 2013.

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

The following table presents the carrying amount of our assets and liabilities denominated in U.S. Dollars:

	2014	2013

Assets in foreign currency
Cash and cash equivalents	280	1,247
Marketable securities	61	98
Trade accounts receivable	496	376

	837	1,721

Liabilities in foreign currency
Loans and financing	6,280	7,281
Trade payables	72	99
Derivative instruments	538	464

	6,891	7,844

Liability exposure	(6,054)	(6,123)

Sensitivity Analysis

Our significant risk factor, considering the period of three months for the evaluation is our US Dollar exposure. We adopted as the probable scenario the fair value considering the market yield as at December 31, 2014.

Considering this projected scenario compared with the average exchange rate of R$2.3542 observed during the year ended December 31, 2014, net revenue would have increased by 12.3%, representing an approximate amount of R$868 million over a 12 month period considering the volume and sale prices of the year 2014.

To calculate the probable scenario the closing exchange rate at the date of these consolidated financial statement was used (R$ x USD = 2. 6562). As the amounts are already recognized in the consolidated financial statement, there are no additional effects in the income statement in this scenario. In the “Possible” and “Remote” scenarios, the US dollar is deemed to appreciate/depreciate by 25% and 50%, respectively, before tax, when compared to the probable scenario.  Therefore, the following table presents the change in the fair value of derivatives, loans and marketable securities, in the above mentioned adverse exchange rate scenarios:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value — absolute amounts
(in millions of Reais)	Possible (25%)	Remote (50%)
Derivative instruments	876,808	2,258,680
Loans and financing	1,452,161	2,904,322
Marketable securities	60,494	120,987

Total impact	2,268,475	5,042,015

Cash flow and interest rate risk

Our net income and operating cash flows are substantially independent of changes in market interest rates because we have no significant interest-bearing assets. Our cash and cash equivalents are mostly denominated in Reais and are based on the CDI rate. On December 31, 2014, the CDI rate was 11.57% p.a. and on December 31, 2013, the CDI rate was 9.77% p.a.

Our interest rate risk arises from our debt. Our debt is primarily denominated in U.S. Dollar and to a lesser extent to Brazilian Reais. The U.S. Dollar-denominated debt has exposure to fixed rates (mainly the Notes issued by Fibria — Notes  2024) and Libor rates (mainly Export Prepayment Agreements). The Real-denominated debt has exposure to fixed rates, to the Brazilian Interbank Deposit Rate or CDI and to the Brazilian Long Term Interest Rate or TJLP.

The table below provides information about our significant interest rate-sensitive instruments and classify our exposures by currency and type of interest rate (floating or fixed).

	2015	2016	2017	After 2017	Total
Assets:
Cash and cash equivalents	461	—	—	—	461
Floating-rate denominated in Reais	280	—	—	—	280
Fixed-rate denominated in U.S. Dollars	181	—	—	—	181
Marketable securities	683	—	—	51	734
Floating-rate denominated in Reais	621	—	—	51	673
Fixed-rate denominated in U.S. Dollars	61	—	—	—	61
Total exposed assets	1,144	—	—	51	1,195

Liabilities:
Floating-rate debt denominated in Reais	405	258	397	848	1,907
Floating-rate debt denominated in U.S. Dollars	253	301	537	3,091	4,181
Fixed-rate debt denominated in Reais	33	34	34	37	139
Fixed-rate debt denominated in U.S. Dollars	274	—	—	1,825	2,099
Total exposed liabilities	965	593	967	5,801	8,327

Derivative Instruments

Most of our revenue is denominated in U.S. Dollars. We have currency options (zero cost collars) to protect our short term cash flow from unfavorable exchange rate movements. We also have interest rate swaps and cross-currency swaps to hedge our indebtedness. Our interest rate swaps hedge the LIBOR and our cross-currency swaps hedge, swapping such debt to U.S. Dollar-denominated debt. See Notes 2.6 and 2.7 to our 2014 consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

At December 31, 2014, derivatives held by us are as follows:

(i)                                      Swaps in which we receive three month LIBOR and pay fixed interest rate, with notional amount of U.S. $538 million and last maturity date on May 2019. This swap was contracted to fix the cost of the underlying loan and reduce our cash flow risk. As of December 31, 2014, the sum of the fair values of these swaps resulted in a net liability of R$3 million.

(ii)                                   Cross-currency swaps in which we receive CDI (a Brazilian interbank rate in Reais) and pay U.S. Dollar fixed rate. The purpose of the swaps is to hedge a Real denominated debt, converting it to a U.S. Dollar-denominated debt. The notional amount is US$405 million and, the longest maturity is August 2020. As of December 31, 2014, the sum of the fair values of these swaps resulted in a net liability of R$215 million.

(iii)                                Cross-currency swaps in which we receive TJLP (Brazilian Long Term Interest Rate) in Brazilian Real and pay U.S. Dollar fixed rate. The total notional amount is U.S.$181 million, and the longest maturity is December 2017. As of December 31, 2014, the sum of the fair values of those swaps resulted in a net liability of R$197 million.

(iv)                               Cross-currency swaps in which we receive Brazilian Real fixed rate and pay U.S. Dollar fixed rate. The notional amount is US$192 million, with longest maturity of July 2019. As of December 31, 2014, the sum of the fair values of those swaps resulted in a net liability of R$110 million.

(v)                                  An option based strategy known as Zero Cost Collar, which provides a floor and a cap to the foreign currency rate between U.S. Dollar and Brazilian Real. The instrument is used to protect our U.S. Dollar revenue below a given threshold in Brazilian Real terms. As of December 31, 2014, the notional amount was US$1,465 million, and the sum of the fair values resulted in a net liability of R$19 million.

(vi)                               An embedded derivative, in which we receive a fixed U.S. Dollar rate and pay a floating U.S. Dollar rate (U.S. Consumer Price Index). The embedded derivative arises from the Forestry Partnership and Standing Timber Supply Agreements with Parkia. Since the signing of the Agreements was in December 30, 2013, the fair value of the embedded derivative on December 31, 2014 was R$121 million. See “Item 4. Information on Fibria — A. History and Development of Fibria — Disposition of forestry assets and land”. Also, see Note 11. (e) of our 2014 consolidated financial statements.

The following procedures were adopted for the derivatives contract valuations as of December 31, 2014:

(i)                                      Swaps: were evaluated by the future cash flow, considering the contractual or projected rates, up to maturity dates, discounted to present value using market rates, in each currency, from BM&FBOVESPA and Bloomberg, taking into account both the risk credit of the Company and the risk of the counterparty;

(ii)                                   Currency Options: were calculated using the Garman-Kohlhagen option pricing formula, a Black and Scholes formula variation, taking into account both the risk credit of the Company and the risk of the counterparty. The volatility is obtained from BM&FBOVESPA option market rates.

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

The following table provides the notional and the fair value of our financial derivatives as of December 31, 2014:

	Notional amount	Fair value as of December 31, 2014
	(in millions of U.S.	(in millions of Reais)
	Dollars)
NDF (U.S.$)	—
Swap CDI x USD	405	(215)
Swap LIBOR 3M x Fixed	538	3
Swap TJLP x USD	181	(197)
Swap BRL x USD	192	(110)
Zero Cost Collar	1,465	(19)
		(538)

For further information concerning risks associated with the foregoing, see Note 4 of our 2014 consolidated financial statements filed herewith.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Citibank, N.A., as depositary, has agreed to reimburse us for expenses it incurs that are related to the establishment and maintenance of our ADS program. The depositary has agreed to reimburse us for our continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse us annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2014 the depositary reimbursed us in the amount of U.S.$1,613 thousand (net of tax).

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

Management assessed the effectiveness of Fibria’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of December 31, 2014, Fibria’s internal control over financial reporting is effective based on those criteria.

Changes in internal controls. There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm. The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their attestation report which appears herein.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Julio Sergio de Souza Cardozo, a member of our Board of Directors and of our Statutory Audit Committee, is an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations.

ITEM 16B.  CODE OF ETHICS

Our Board of Directors has adopted a code of conduct (“Code of Conduct”) that applies to all Fibria’s Board members, suppliers and employees, including the members of our financial department, our chief executive officer, our chief financial officer and our chief accounting officer. No waivers, either explicit or implicit, of provisions of the Code of Conduct were granted to our chief executive officer, chief financial officer or chief accounting officer in 2014. A copy of our Code of Conduct has been filed as Exhibit 11.1 to this annual report.

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

In order to keep the highest governance standards, every two years Fibria reviews its Code of Conduct to assure the document is up to date with best practices and regulations. In 2014 a revision was approved by our Board. Some topics were updated and new ones were included in the new version, such as “Corruption”, in order to make even more clear our standards regarding integrity issues. Furthermore, we conducted several awareness actions in order to enforce the importance of business integrity, compliance and the governance instruments - the Code of Conduct and the Ombudsman. An ethics campaign took place during the first semester, presentations and trainings regarding business ethics and Fibria Code of Conduct were applied to team leaders and an internal “Ethics and Ombudsman” website was implemented, bringing guidance on how to use the whistleblowing channel properly, presenting practical examples of correct and incorrect conducts of business, FAQ, among other measures.

In 2013 we implemented a specific policy for the prevention of corruption, approved by our Board of Directors.  The rules for the conduct of our employees, including those outsourced, management and shareholders in the case of donations, gifts and presents, and entertainment, for example, have been clarified in this policy, with a view to maintaining the conduct of our business always within the highest levels of integrity and transparency. The policy emphasizes also our intolerance for irregular conduct, the application of disciplinary measures for proven improper acts and also highlights the liability of all in reporting any suspect activity to the Ombudsman. In addition, in 2014 we expanded live training sessions to all employees regarding these matters. Among several important trainging initiatives, we highlight the revision of anti-corruption and antitrust policies, the code of conduct and the supply chain due diligence process considering these rules. We also discussed and distributed a compliance program manual and handbook for all employees. Furthermore,  channels to identify new obligations through the business areas for positive evidence were stablished.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2014 and 2013.

Year Ended December 31	2014	2013
	(In thousands of Reais)
Audit Fees	4,653	3,908
Tax Fees	150	90
Audit-Related Fees	947	91
Total	5,750	4,089

Audit Fees

Audit fees in 2014 and 2013 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the integrated audit of our annual financial statements, reviews of quarterly financial statements, statutory audits of our subsidiaries, the bond offers and of our internal control over financial reporting, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Tax Fees

Tax fees in 2014 and 2013 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with tax services related to the audit procedures. Includes fees charged in connection with the review of the income tax returns of Fibria Celulose S.A. and the tax credit calculation basis of Befiex (in 2014).

Audit-Related Fees

Audit-related fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes and refer (i) in 2014, to the consulting in the implementation of GRC/SAP systems and, (ii) in 2013, to services provided in connection with the assessment and review of controls related to labour contingencies and IT systems and issuance of assurance special purpose reports.

Pre-Approval Policies and Procedures

Our Statutory Audit Committee pre-approves all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Under the Sarbanes Oxley Act of 2002, audit and risk committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2014 and 2013 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Brazilian law does not require that companies maintain an internal audit function. However, as a best practice, we maintain an internal audit function. Our internal audit function is under the supervision of the Statutory Audit Committee. The Internal Audit is responsible for independently evaluating corporate, forest and industrial processes, verifying compliance with standards and policies adopted by the company and analyzing possible cases of irregularities, such as fraud, bribery, corruption, conflicts of interest, insider information, embezzlement and damage to property.

The internal audit is based on the Risk Matrix, the Internal Controls Matrix and on the views of management and members of the Statutory Audit Committee. The audit results are reported to the CEO and the Statutory Audit Committee.

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

2.(b)(2) ++++	2024 Notes Indenture, dated as of May 12, 2014 among Fibria Overseas Finance Ltd., Fibria Celulose S.A. and Deutsche Bank Trust Company Americas

2.(b)(3)	The Company agrees to furnish to the Commission upon its request any instrument relating to long-term debt issued by the Company or any subsidiary where the total amount of securities authorized under that instrument does not exceed 10% of the Company’s consolidated assets.

3.1.+++++	Investment Agreement, dated January 19, 2009, among us, VID, BNDESPar and VPar

3.2##	Form of Shareholders’ Agreement, dated October 29, 2009, among us, VID, BNDESPar and VPar

3.3***	First Amendment to the Shareholders’ Agreement, dated October 29, 2014.

4.1+	Exchange Agreement dated September 19, 2006 by and between Votorantim Celulose e Papel S.A. and International Paper Investments (Holland) B.V.

4.2+++	Financing Agreement dated July, 2008 through credit facility of R$540 million by and between the National Bank of Economic and Social Development — BNDES, VCP

4.3********	Quota Purchase and Sale Agreement dated as of September 22, 2011 between the Company and Oji Paper Co. Ltd., together with ancillary agreements.

4.4###

Share Purchase Agreement and Other Covenants dated as of November 15, 2013 between the Company and Parkia Participações S.A. and First Amendment to the Share Purchase Agreement and Other Covenants dated as of December 30, 2013.

6	See Note 35 to our 2014 consolidated financial statements for information explaining how earnings per share were calculated.

8	See Note 2 and 17 to our 2014 consolidated financial statements for information regarding our subsidiaries.

11.1++	English translation of Code of Conduct.

12.1‡	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer

12.2‡	Rule 13a-14(a)/15(d)-14(a) Certificate of the Chief Financial Officer

13.1‡	Section 1350 Certification of Chief Executive Officer

Exhibit Number	Description

13.2‡	Section 1350 Certification of the Chief Financial Officer

23.01‡	Consent of Independent Registered Public Accounting Firm

**	Incorporated herein by reference to our registration statement on Form F-6 furnished on June 24, 2009 (File No. 160187).

***	Incorporated herein by reference to our submission on Form 6-K furnished on November 3, 2014 (File No. 001-15018).

****	Incorporated herein by reference to our annual report on Form 20-F filed on June 29, 2006 (File No. 001-15018).

********	Incorporated herein by reference to our annual report on Form 20-F filed on February 29, 2012 (File No. 001-15018)

+	Incorporated herein by reference to our annual report on Form 20-F filed on February 1, 2007 (File No. 001-15018).

++	Incorporated herein by reference to our submission on Form 6-K furnished on February 24, 2015 (File No. 001-15018).

+++	Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2009 (File No. 001-15018).

++++	Incorporated herein by reference to Exhibit 4.2 to our submission on Form 6-K furnished on May 12, 2014 (File No. 001-15018).

+++++	Incorporated herein by reference to our submission on Form 6-K furnished on January 27, 2011 (File No. 001-15018).

##	Incorporated herein by reference to Exhibit 3.1.10 to Exhibit 3.1 to our submission on Form 6-K furnished on January 27, 2011 (File No. 001-15018).

#	Incorporated herein by reference to our submission on Form 6-K furnished on May 26, 2012 (File No. 001-15018).

###	Incorporated herein by reference to our annual report on Form 20-F filed on February 28, 2014 (File No. 001-15018).

±	Incorporated herein by reference to our annual report on Form 20-F filed on February 27, 2013 (File No. 001-15018).

‡	Filed herewith.

Fibria Celulose S.A.

Consolidated financial statements at

December 31, 2014
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

4 The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) which has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein. Based on that assessment, management has concluded that as of December 31, 2014 the Company’s internal control over financial reporting is effective.

São Paulo, January 28, 2015

/s/ Marcelo Strufaldi Castelli	/s/ Guilherme Perboyre Cavalcanti
Marcelo Strufaldi Castelli	Guilherme Perboyre Cavalcanti
Chief Executive Officer	Chief Financial Officer and Investor Relations Officer

Report of independent registered

public accounting firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

1                                        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2014 and December 31, 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

São Paulo, January 28, 2015

/s/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of Reais

	2014	2013
Assets

Current
Cash and cash equivalents (Note 9)	461,067	1,271,752
Marketable securities (Note 10)	682,819	1,068,182
Derivative financial instruments (Note 11)	29,573	22,537
Trade accounts receivable, net (Note 12)	538,424	382,087
Accounts receivable - land and buildings sold (Note 1(e))		902,584
Inventory (Note 13)	1,238,793	1,265,730
Recoverable taxes (Note 14)	162,863	201,052
Assets held for sale (Note 1(d)(i) / Note 36)		589,849
Other assets	147,638	103,228

	3,261,177	5,807,001

Non-current
Marketable securities (Note 10)	51,350	48,183
Derivative financial instruments (Note 11)	161,320	71,017
Related parties receivables (Note 16)	7,969	7,142
Recoverable taxes (Note 14)	1,752,101	743,883
Advances to suppliers (Note 22)	695,171	726,064
Judicial deposits (Note 24)	192,028	197,506
Deferred taxes (Note 15)	1,190,836	968,116
Assets held for sale (Note 1(d)(i) / Note 36)	598,257
Other assets	91,208	252,135

Investments (Note 17)	79,882	46,922
Biological assets (Note 18)	3,707,845	3,423,434
Property, plant and equipment (Note 19)	9,252,733	9,824,504
Intangible assets (Note 20)	4,552,103	4,634,265

	22,332,803	20,943,171

Total assets	25,593,980	26,750,172

Fibria Celulose S.A.

Consolidated balance sheet at December 31
In thousands of Reais	(continued)

	2014	2013
Liabilities and shareholders’ equity

Current
Loans and financing (Note 23)	965,389	2,972,361
Derivative financial instruments (Note 11)	185,872	106,793
Trade payables	593,348	586,541
Payroll, profit sharing and related charges	135,039	129,386
Taxes payable	56,158	55,819
Liabilities related to the assets held for sale (Note 1(d)(i) / Note 36)		470,000
Dividends payable	38,649	2,374
Other payables	124,775	125,081

	2,099,230	4,448,355

Non-current
Loans and financing (Note 23)	7,361,130	6,800,736
Derivative financial instruments (Note 11)	422,484	451,087
Taxes payable	124	159
Deferred taxes (Note 15)	266,528	235,896
Provision for contingencies (Note 24)	144,582	128,838
Liabilities related to the assets held for sale (Note 1(d)(i) / Note 36)	477,000
Other payables	207,197	193,847

	8,879,045	7,810,563

Total liabilities	10,978,275	12,258,918

Shareholders’ equity (Note 27)
Share capital	9,729,006	9,729,006
Share capital reserve	3,920	2,688
Treasury shares	(10,346)	(10,346)
Statutory reserves	3,228,145	3,109,281
Other reserves	1,613,312	1,614,270

Equity attributable to shareholders of the Company	14,564,037	14,444,899
Equity attributable to non-controlling interests	51,668	46,355

Total shareholders’ equity	14,615,705	14,491,254

Total liabilities and shareholders’ equity	25,593,980	26,750,172

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of profit or loss

Years ended December 31

In thousand of Reais, except for the income per shares

	2014	2013	2012

Revenues (Note 31)	7,083,603	6,917,406	6,174,373
Cost of sales (Note 33)	(5,545,537)	(5,382,688)	(5,237,258)

Gross profit	1,538,066	1,534,718	937,115

Operating income (expenses)
Selling expenses (Note 33)	(365,214)	(347,538)	(298,052)
General and administrative (Note 33)	(285,622)	(300,131)	(286,002)
Equity in losses of associate	(622)		(592)
Other operating income (expenses), net (Note 33)	770,007	823,398	354,026

	118,549	175,729	(230,620)

Income before financial income and expenses	1,656,615	1,710,447	706,495

Financial income (Note 32)	133,950	110,723	167,646
Financial expenses (Note 32)	(1,040,597)	(1,016,526)	(944,405)
Result of derivative financial instruments, net (Note 32)	(6,236)	(215,313)	(184,465)
Foreign exchange loss, net (Note 32)	(721,842)	(932,907)	(735,001)

	(1,634,725)	(2,054,023)	(1,696,225)

Income (loss) before income taxes	21,890	(343,576)	(989,730)

Income taxes
Current (Note 15)	(46,280)	(619,606)	(42,167)
Deferred (Note 15)	186,942	265,600	333,927

Net income (loss) for the year	162,552	(697,582)	(697,970)

Attributable to
Shareholders of the Company	155,584	(706,422)	(704,706)

Non-controlling interest	6,968	8,840	6,736

Net income (loss) for the year	162,552	(697,582)	(697,970)

Basic earnings (loss) per share (in Reais) (Note 35)	0,28	(1.28)	(1.34)
Diluted earnings (loss) per share (in Reais) (Note 35)	0,28	(1.28)	(1.34)

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of comprehensive income

Years ended December 31

In thousand of Reais

	2014	2013	2012

Net income (loss) for the year	162,552	(697,582)	(697,970)

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains/(loss) of post-employment benefit obligations	(7,288)	22,605	(22,986)
Tax effect thereon	2,478	(7,686)	7,815
Share of other comprehensive income - actuarial losses of post-employment benefit obligation of Veracel		(1,183)
Tax effect thereon		402

	(4,810)	14,138	(15,171)

Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets - Ensyn	5,837	5,251
Tax effect thereon	(1,985)	(1,785)

	3,852	3,466

Total other comprehensive income (loss) for the year, net of taxes	(958)	17,604	(15,171)

Total comprehensive income (loss) for the year, net of taxes	161,594	(679,978)	(713,141)

Attributable to
Shareholders of the Company	154,626	(688,818)	(719,877)

Non-controlling interest	6,968	8,840	6,736

	161,594	(679,978)	(713,141)

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

In thousands of Reais

	Capital				Other reserves	Statutory reserves		Retained
		Share			Other			earnings		Non-
		issuance	Capital	Treasury	comprehensive			(accumulated		controlling
	Capital	costs	reserve	shares	Income	Legal	Investments	losses)	Total	interest	Total

As at January 1, 2012	8,379,397		2,688	(10,346)	1,611,837	303,800	4,216,490		14,503,866	28,222	14,532,688

Net income (loss)								(704,706)	(704,706)	6,736	(697,970)
Other comprehensive loss					(15,171)				(15,171)		(15,171)
					(15,171)			(704,706)	(719,877)	6,736	(713,141)
Transactions with shareholders
Capital increase	1,361,380								1,361,380	3,335	1,364,715
Share issuance costs		(11,771)							(11,771)		(11,771)
Dividends declared - non-controlling interest (Portocel)										(1,684)	(1,684)
Investment reserve appropriation							(704,706)	704,706

As at December 31, 2012	9,740,777	(11,771)	2,688	(10,346)	1,596,666	303,800	3,511,784		15,133,598	37,209	15,170,807

Net income (loss)								(706,422)	(706,422)	8,840	(697,582)
Other comprehensive income					17,604				17,604		17,604
					17,604			(706,422)	(688,818)	8,840	(679,978)
Transactions with shareholders
Unclaimed dividends							119		119		119
Capital increase of non-controlling interest — Portocel										2,405	2,405
Dividends declared - non-controlling interest (Portocel)										(2,099)	(2,099)
Investment reserve appropriation							(706,422)	706,422

As at December 31, 2013	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481		14,444,899	46,355	14,491,254

Net income (loss)								155,584	155,584	6,968	162,552
Other comprehensive loss					(958)				(958)		(958)
					(958)			155,584	154,626	6,968	161,594
Transactions with shareholders
Unclaimed dividends							231		231		231
Stock options program			1,232						1,232		1,232
Dividends declared - non-controlling interest (Portocel)										(1,655)	(1,655)
Dividends declared (Note 27)								(36,951)	(36,951)		(36,951)
Legal reserve (Note 27)						7,779		(7,779)
Investment reserve appropriation							110,854	(110,854)

As at December 31, 2014	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566		14,564,037	51,668	14,615,705

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows

Years ended December 31

In thousand of Reais

	2014	2013	2012

Income (loss) before income taxes	21,890	(343,576)	(989,730)

Adjusted by
Depreciation, depletion and amortization	1,790,628	1,751,947	1,720,067
Depletion of wood from forestry partnership programs	83,366	111,214	128,241
Foreign exchange losses, net	721,842	932,907	735,001
Change in fair value of derivative financial instruments	6,236	215,313	184,465
Equity in losses of jointly-venture	622		592
Gain on sale of land and building - Asset Light project (Note 1(e))		(799,040)
Gain on sale of others investments		(3,201)
(Gain) loss on disposal of property, plant and equipment and biological assets, net	68,297	220,936	(64,419)
Interest and gain/losses from marketable securities	(83,055)	(90,014)	(143,809)
Interest expense	475,780	575,877	681,840
Change in fair value of biological assets (Note 18 / Note 33)	(51,755)	(102,265)	(297,686)
Financial charges on Bonds upon partial repurchase	498,583	350,295	150,917
Impairment of recoverable taxes - ICMS	88,444	91,192	90,248
Tax credits	(849,520)	(91,017)	(93,152)
Provision for impairment of investments	6,716
Provision (reversal of provision) for contingencies and release of judicial deposits, net	545	(116,042)
Stock options program	1,232
Provisions and other	23,159	50,526	109,955

Decrease (increase) in assets
Trade accounts receivable	(84,515)	446,371	246,798
Inventory	77,870	(62,662)	45,236
Recoverable taxes	(172,337)	(144,192)	(16,875)
Other assets/advances to suppliers	121,814	(3,642)	(20,857)

Increase (decrease) in liabilities
Trade payables	(19,569)	106,817	57,762
Taxes payable	(49,130)	(18,464)	(38,475)
Payroll, profit sharing and related charges	5,653	603	(5,241)
Other payables	(16,142)	(35,402)	(32,182)

Cash provided by operating activities	2,666,654	3,044,481	2,448,696

Interest received	80,220	144,486	131,637
Interest paid	(491,173)	(602,112)	(651,288)
Income taxes paid	(28,945)	(423,325)	(14,712)

Net cash provided by operating activities	2,226,756	2,163,530	1,914,333

Fibria Gelulose S.A.

Consolidated statement of cash flows

Years ended December 31

ln thousand of Reais	(continued)

	2014	2013	2012

Cash flows from investing activities
Proceeds from sale of land and building - Asset Light project (Note 1(e))	902,584	500,000
Acquisition of property, plant and equipment and intangible assets and forests	(1,539,883)	(1,189,716)	(1,001,711)
Advances for acquisition of wood from forestry partnership program	(51,119)	(96,968)	(76,556)
Marketable securities, net	408,577	1,204,356	(660,951)
Acquisition of interest in subsidiary	(6,716)
Installments paid for additional acquisition of investment	(26,947)		(40,674)
Proceeds from sale of property, plant and equipment	4,845	36,543	274,743
Advances received on disposal of assets (Losango) (Note 1(d))	7,000		470,000
Derivative transactions settled (Note 11(c))	(53,099)	(24,065)	(126,368)
Others	(1,260)	3,699	714

Net cash provided by (used in) investing activities	(356,018)	433,849	(1,160,803)

Cash flows from financing activities
Borrowings	4,345,609	1,279,414	864,334
Repayments - principal amount	(6,636,153)	(3,320,157)	(2,410,719)
Capital increase net of issuance costs			1,343,546
Premium paid on Bond repurchase transaction	(365,351)	(236,536)	(62,158)
Others	11,902	1,288	6,747

Net cash used in financing activities	(2,643,993)	(2,275,991)	(258,250)

Effect of exchange rate changes on cash and cash equivalents	(37,430)	6,508	66,661

Net increase (decrease) in cash and cash equivalents	(810,685)	327,896	561,941

Cash and cash equivalents at beginning of year	1,271,752	943,856	381,915

Cash and cash equivalents at end of year	461,067	1,271,752	943,856

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2014

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these consolidated financial statements as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the Brazilian stock exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the U.S. Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the production and sale of bleached eucalyptus kraft pulp. We operate in a single operating segment, which is the producing and selling of short fiber pulp.

Our bleached pulp is produced from eucalyptus trees, resulting in a variety of high quality hardwood pulp with short fibers, which is generally used in the manufacturing of toilet paper, uncoated and coated paper for printing and writing, and coated cardboard for packaging. We use different energy sources including thermal and electric, including black liquor, biomass derived from wood debarking, bark and scraps. The main inputs and raw materials used by us during production are: wood, energy, chemical products and water.

Our business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods. The most common factors that affect global pulp prices are: (i) global demand for products derived from pulp, (ii) global production capacity and the strategies adopted by the main producers, (iii) availability of substitutes for these products and (iv) fluctuations of the U.S. Dollar. All of these factors are beyond our control.

(b)                                Operating facilities and forest base

The Company operates the following facilities to produce bleached eucalyptus kraft pulp:

Pulp production facility	Location (Brazil)

Aracruz	Espírito Santo
Três Lagoas	Mato Grosso do Sul
Jacareí	São Paulo
Veracel (*)	Bahia

(*)  Veracel Celulose S.A. - jointly-controlled entity

Fibria produces hardwood pulp from planted eucalyptus trees in six Brazilian States which we refer to as forests and the average extraction cycle of the forest is between six and seven years.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(c)                                 Logistics

The pulp produced for export is delivered to customers by ocean-going vessels on the basis of long-term contracts with the owners of these vessels.

The Company operates in two ports, Santos and Barra do Riacho. The port of Santos is located in the State of São Paulo and exports pulp produced in the Jacareí and Três Lagoas plants. The port is operated under a concession from the Federal Government, through the Companhia Docas do Estado de São Paulo - CODESP. The concession period of one of the terminals at the port of Santos ends in 2017. We are looking at alternatives in order to maintain our export capacity in the long term.

The port of Barra do Riacho specializes in the transportation of pulp, located approximately three kilometers from the Aracruz unit, in the State of Espírito Santo, and exports pulp produced at the Aracruz and Veracel plants. This port is operated by Portocel - Terminal Especializado Barra do Riacho S. A. (“Portocel”) - a company controlled by Fibria (which has a 51% interest in its share capital).

(d)                                Current assets held for sale

During 2011, the Company approved the sale of certain assets, as presented in the following table:

CGU/Asset	Classification for accounting purposes	Date when classified for accounting purposes	Date when the sale was consummated

Losango project assets	Assets held for sale	June 2011	Not yet consummated

(i)                                   Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$ 615 million. On this date the first installment of the purchase price, amounting to R$ 470 million, was paid to us. On November 2014, we received an additional R$ 7 million as an advance from CMPC. The second installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. The final installment of R$ 5 million is payable to us upon the completion of the transfer of the existing land lease contracts for the assets, and the applicable government approvals. The sale and purchase agreement establishes a period of 48 months, renewable at the option of CPMC for an additional 48 months, to obtain the required government approvals. If this approval is ultimately not obtained, we will be required to return to CMPC the amount paid to us, plus interest, and the escrow deposits made by CMPC will revert. We have recorded the amount received as a liability under “Advances received in relation to assets held for sale”.

Since the signing of the Purchase and Sale Agreement with CMPC, we have taken action to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the operating license of the areas and obtaining the documentation to be presented to the applicable government agencies. The consistent progress in obtaining these approvals during 2014 indicates that favorable resolution will be achieved.

We have concluded that these assets should remain classified as assets held for sale. However, the completion of the sale is not under our sole control and it depends on various government approvals,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

which have been slower than expected. Accordingly we have reclassified the full amount to non-current assets at December 31, 2014.

Upon classification as assets held for sale, the carrying amounts of the assets held for sale were compared to their estimated fair values less cost of sale, and no impairment losses were identified.

The Losango assets did not generate any significant impact in the profit or losses in 2014 and 2013. The carrying amounts of the assets related to Losango are disclosed in Note 36.

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

On December 30, 2013, after obtaining the mandatory regulatory approvals as well as the completion of an audit by Parkia, the First Amendment to the Share Purchase Agreement and Other Covenants was concluded and signed, under which the total area subject to the transaction was adjusted to approximately 206 thousand hectares of land, for the total amount of R$ 1,402,584, of which R$ 500,000 has been received by the Company upon signing the agreement. The remaining balance, in the amount of R$ 902,584, was received by us during the first quarter of 2014, after the fulfillment of certain obligations and legal registers performed by the Company.

An additional amount, not to exceed R$ 247,515, may be received by the Company in three separated payments, of up to one third of the value each payment, on the 7th, 14th and 21st anniversaries of the agreement. The collection of this value is contingent upon the appreciation of the land in each of the anniversaries, measured according to predefined measurement assumptions established in the agreement and adjusted by the variation of the IGP-M index through the actual payment dates.

On December 30, 2013, the Company also signed with the Parkia’s subsidiaries (“Counterparty”) a Forestry Partnership Agreement and a Standing Timber Supply Agreement, both with a term up to 24 years (or four harvesting cycles of approximately seven years), during which the Company will continue to operate its forests located in the sold areas. The agreement does not provide any renewal or extension provisions to its original term.

In exchange for the right to use the land by the Company for its forestry activities, the forestry partnership agreement grants to the Counterparty and land owner, the right to receive 40% of the volume of wood (in cubic meters – m3), produced by the Company on the land during each harvesting cycle, limited to a “cap” contractually established.

As established in the standing timber supply agreement, the Company will acquire the 40% wood volume that the Counterparty has the right to pursuant to the forestry partnership agreement at an m3 price established in each agreement. The m3 price is determined in USD and will be readjusted based on the consumer price index of the U.S. economy - US-CPI index. The payments will be due on a quarterly basis. At the end of each harvesting cycle, any difference between the total quarterly payments paid by the Company and the equivalent to 40% of the actual timber harvested during the harvesting cycle will be settled, only in the event that the quarterly payments made by the Company were higher than the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

equivalent to 40% of the actual timber harvested at the end of the harvesting cycle, in which case the Company will be reimbursed for the excess amount.

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

In case of the sale of any portion of land for a third party, regarding the land not included in the 30% mentioned above, the new land owner is committed with all rights and obligations of the agreements signed between Fibria and former land owner until the end of the period of the Forestry Partnership Agreement.

The Share Purchase Agreement does not provide the Company with a right to repurchase the land during or at the end of the term of the agreement.

Accounting treatment of the transaction

The share purchase agreement, the forestry partnership and standing timber supply agreements result in a quarterly payment obligation by the Company towards the Counterparty for the right to use of the land, with a settlement provision based on the pre-cutting wood inventory counts. The final settlement amount payable is limited to the “cap” defined in the agreements. The annual estimated payment by the Company under the transaction is approximately US$ 46 million (during 2014, the amount of US$ 34,519 thousand was paid by the Company with the first payment in April 2014). Fibria has the contractual right to use the land or direct others to use the land during the term of the agreement in a manner it determines while ultimately retaining 100% of the harvested timber in such land, through the 60% that Fibria will contractually retain and the remaining 40% will be purchased from the Counterparty.

Based on the above, for accounting purposes, and according to IFRIC 4, Determining whether an Arrangement Contains a Lease, the contracts are deemed to be within the scope of the technical pronouncement International Accounting Standard - IAS 17 (R1) - Leases. Therefore, the Company accounts for this transaction as a sale leaseback transaction. The lease is considered to be an operating by nature, with exclusively contingent payments.

The transaction contains an embedded derivative embedded in the standing timber supply agreement, corresponding to the U.S. Dollar m3 price which is adjusted by the U.S.CPI index, that is not closely related to the economic environment where the areas are located.

The Company did not recognize separately the fair value of the embedded derivative corresponding to the price in U.S. Dollar from the standing timber supply agreement due to the fact of the functional currency of the Counterparty is the U.S. Dollar and, consequently, the embedded derivative is considered to be closely related to the host agreement.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

Gain on sale

The Company recognized a gain on sale, as described in the following table:

Sale amount (excluding the contingent asset amount)	1,402,584
(-) Cost of net assets derecognized
Fixed Assets — Land and improvements (Note 19)	(596,528)
(-) Others	(7,016)

(=) Gain on sale before income tax and social contribution	799,040

(-) Income tax and social contribution expense	(271,674)

(=) Gain on sale, net of income tax and social contribution, in 2013	527,366

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

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on January 28, 2015.

2.2                              Consolidation

2.2.1                    Consolidated financial statements

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss of value (impairment) of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(a)                                Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Fibria has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding of more than half of the voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Fibria controls another entity.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases.

The exclusive or controlled investment fund is consolidated.

(b)                                Joint operations

The companies Veracel Celulose S.A. (“Veracel”), Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and VOTO — Votorantim Overseas Trading Operations IV Limited (“VOTO IV”) are joint operations, accordingly, assets, liabilities, revenue and expenses are recognized in relation to the interest in the joint operation.

None of the jointly-operated entities have publicly traded shares.

Additionally, the Company does not have any significant restriction or commitment with regards to its jointly-operated entities.

The balance of current and non-current assets, current and non-current liabilities, profit and loss at December 31, 2014 and 2013 of the jointly-operations mentioned above are presented as follow:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	2014
	Veracel		Asapir		VOTO IV
	100%	50%	100%	50%	100%	50%

Assets
Current assets
Cash and cash equivalents	10,156	5,078	1,429	714	26,889	13,445
Others	846,325	423,163	2,233	1,116	2,338	1,169
	856,481	428,241	3,662	1,830	29,227	14,614

Non-current assets	2,952,299	1,476,149	289	145	840,953	420,476

Total assets	3,808,780	1,904,390	3,951	1,975	870,180	435,090

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	335,602	167,801			(764)	(382)
Suppliers and other account payables	47,640	23,820	244	122
Others	30,624	15,312	2,592	1,296
	413,866	206,933	2,836	1,418	(764)	(382)

Non-current liabilities
Loans and financing	522,698	261,349			507,854	253,927
Others	29,284	14,642	1,909	954
	551,952	275,991	1,909	954	507,854	253,927

Shareholders’ equity	2,842,932	1,421,466	(794)	(397)	363,090	181,545

Total liabilities and shareholders’ equity	3,808,780	1,904,390	3,951	1,975	870,180	435,090

Profit and loss
Revenue	975,100	487,550
Cost of sales	(836,248)	(418,124)

Gross profit	138,852	69,426

General and administrative	(34,205)	(17,102)	(615)	(307)
Selling expenses	(93,171)	(46,586)
Other operating expenses, net	3,676	1,838	(1,448)	(724)

Operating income (loss)	15,152	7,576	(2,063)	(1,031)

Financial expense, net	(14,099)	(7,049)	(1,147)	(574)	(62,881)	(31,440)

Income (loss) before income taxes	1,053	527	(3,210)	(1,605)	(62,881)	(31,440)
Income taxes	5,738	2,869

Net income (loss) of the year	6,791	3,396	(3,210)	(1,605)	(62,881)	(31,440)

Only the jointly-operated entity Veracel recognized expenses of depreciation, amortization and depletion which totaled R$ 206,840 for the year ended December 31, 2014 (corresponding to our 50% interest).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	2013
	Veracel		Asapir		VOTO IV
	100%	50%	100%	50%	100%	50%

Assets
Current assets
Cash and cash equivalents	5,946	2,973	278	139	54,394	27,197
Others	682,534	341,267	3,934	1,967
	688,480	344,240	4,212	2,106	54,394	27,197

Non-current assets	3,047,072	1,523,536	290	145	741,752	370,876

Total assets	3,735,552	1,867,776	4,502	2,251	796,146	398,073

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	318,650	159,325
Suppliers and other account payables	51,094	25,547	252	126
Others	20,518	10,259	2,148	1,074
	390,262	195,131	2,400	1,200

Non-current liabilities
Loans and financing	456,772	228,386			728,344	364,172
Suppliers and other account payables	878	439
Others	51,498	25,749	1,686	843	24,675	12,337
	509,148	254,574	1,686	843	753,019	376,509

Shareholders’ equity	2,836,142	1,418,071	416	208	43,127	21,564

Total liabilities and shareholders’ equity	3,735,552	1,867,776	4,502	2,251	796,146	398,073

Profit and loss
Revenue	1,018,772	509,386
Cost of sales	(861,620)	(430,810)

Gross profit	157,152	78,576

General and administrative	(36,542)	(18,271)	(890)	(445)
Selling expenses	(36,380)	(18,190)
Other operating expenses, net	(29,108)	(14,554)	(596)	(298)

Operating income (loss)	55,122	27,561	(1,486)	(743)

Financial loss, net	(71,832)	(35,916)	(900)	(450)	(22,864)	(11,432)

Losses before income taxes	(16,710)	(8,355)	(2,386)	(1,193)	(22,864)	(11,432)
Income taxes	(1,029)	(514)

Net loss of the year	(17,739)	(8,869)	(2,386)	(1,193)	(22,864)	(11,432)

Only the jointly-operated entity Veracel recognized expenses of depreciation, amortization and depletion which totaled R$ 191,324 for the year ended December 31, 2013 (corresponding to our 50% interest).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

The jointly-operated entity Veracel is located in the south of Bahia State, in the city of Eunápolis, the Company’s interest is 50% and the remaining 50% is owned by the Swedish-Finnish Stora Enso Amsterdam B.V.

The jointly-operated entity Veracel was established on July 15, 1991 and its main activities are the silviculture operations, production and sale of paper, pulp and wood.

(c)                                  Associated companies

Associates are all entities over which the Company has significant influence but not control or joint control, generally with an ownership percentage between 20% and 50% through voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

At December 31, 2013, our only associate is Bahia Produtos de Madeira S.A. (formerly Aracruz Produtos de Madeira S.A.).

On July 31, 2014, we acquired 100% of the capital of Weyerhaeuser Brasil Participações Ltda., for R$6,716, which held 66.67% of the capital of our associate Bahia Produtos de Madeira S.A. As from that date, the Company holds indirectly, 100% of the capital of Bahia Produtos de Madeira S.A. We recognized provision for impairment of 100% in these subsidiaries.

(d)                                Subsidiaries and jointly-operated entities included in the consolidated financial statements

The subsidiaries and jointly-operated entities included in the consolidation are as follows:

	Percentage of total capital
	2014			2013
	Direct	Indirect	Total	Total

Companies located in Brazil
Fibria-MS Celulose Sul Mato-Grossense Ltda.	100		100	100
Fibria Terminais Portuários S.A.	100		100	100
Projetos Especiais e Investimentos S.A.	100		100	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51		51	51
Veracel Celulose S.A. (i)	50		50	50
Asapir Produção Florestal e Comércio Ltda. (i)	50		50	50
Bahia Produtos de Madeira S.A. (Nota 2.2.1(c))	33.33	66.67	100
Weyerhaeuser Brasil Participações Ltda. (Nota 2.2.1(c))	100		100

Abroad
VOTO - Votorantim Overseas Trading Operations IV Limited (i)	50		50	50
Fibria Trading International KFT	48.3	51.7	100	100
Fibria Overseas Holding KFT	100		100	100
Fibria Overseas Finance Ltd.	100		100	100
Fibria International Trade GmbH.		100	100	100
Fibria Celulose (USA) Inc.	100		100	100
Fibria (Europe) S.A.		100	100	100
Fibria International Celulose GmbH.	100		100	100
Green Parrot BV		100	100	100

(i)    Jointly-operated entities, as detailed in Note 2.2.1(b).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

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

(a)                                Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Derivative financial instruments, including embedded derivatives, are classified as held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current. Changes in fair value are recognized in the Statement of profit or loss under “Financial income” or “Financial expenses” for non-derivative instruments and under “Result of derivative financial instruments” for derivative instruments.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(b)                                 Held-to-maturity investments

The investments in non-derivative instruments that the Company has the ability and intention to hold until maturity are classified as investments held to maturity and are measured initially at fair value, including cost of the transaction and subsequently at amortized cost. Assets in this category are classified as current assets if expected to be realized within 12 months, otherwise they are classified as non-current. The Company evaluates whether there is objective evidence that a financial asset or a group of financial assets is registered above its recovery value. When applicable, a provision for impairment is recognized.

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
at December 31, 2014

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

(b)                                Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available for sale, a significant or prolonged decline in the fair value of the equity below its cost is also evidence

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

that the assets are impaired. If any such evidence exists for available for sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized other comprehensive income — will be recognized in profit or loss.

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

In performing such analysis of impairment our Treasury Department, examines on a monthly basis the maturity of receivables from domestic and foreign customers and identifies those customers with balances over-due and assesses the specific situation of each client, a and exercises judgment on the risk of loss involved, considering the existence of contracted insurance, letters of credit, existence of collateral, the customer financial situation, and the status of legal processes in the event of execution. As a result of this analysis management determines a percentage that is applied to the outstanding balances due by the client and determines the amount to be recorded as an impairment.

The recognition and reversal of a provision for trade receivables is recorded as “Selling expenses” in the Statement of profit or loss.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

2.9                              Inventory

Inventory is stated at the lower of average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses.

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

2.10                       Current and deferred income tax and social contribution

Taxes on income comprise current and deferred tax. Tax is recognized in the Statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income. In this case the tax is recognized directly in shareholders’ equity in other comprehensive income.

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
at December 31, 2014

In thousands of Reais, unless otherwise indicated

2.11                       Intangible assets

(a)                                Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired and the fair value of the non-controlling interest in the acquired. Goodwill is recorded in intangible assets. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. An impairment charge is recognized immediately as an expense and is not subsequently reversed. Gains and losses on sale of subsidiaries include the accounting value of the goodwill related to the subsidiary sold.

Goodwill is allocated to Cash Generating Units (“CGUs”) or groups of CGUs. The allocation is made to the CGUs or group of CGUs which will benefit/from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(b)                                Database

The database represents the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz Celulose S.A. (“Aracruz”) acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

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

(d)                                Relationship with suppliers

This relates to the contracts that the Company has for the supply of diesel oil, ethanol fuel and chemical products, arising from the Aracruz acquisition.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

This asset was recorded at fair value on the acquisition date, it has a definite useful life and is subsequently recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 20% for the supply of diesel oil and ethanol fuel and of 6.3% for chemical products.

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

2.13                       Leases

At the inception of an agreement the Company determines whether a contract or set of contracts is or contains a lease. This is the case if the following two conditions are met: (i) performance of the contract

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

is dependent upon the use of that specified asset and, (ii) the contract gives the Company the right of use of the asset.

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

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. The cycle of harvesting through replanting occurs between six and seven years.

Fair value is determined using the discounted cash flow method, taking into consideration the volume of wood, segregated by plantation year, measured at the sales price of standing timber. The average sales price was estimated based on market research and recent sales transactions, in the local market, for harvested eucalyptus wood. Adjustments to the sales price have been made in order to determine the estimated fair value of standing timber. The volumes used in the valuation are consistent with the annual average harvest for each region. See Note 18.

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

at December 31, 2014

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

2.16                       Impairment of non-financial assets other than goodwill

Assets that are subject to amortization are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17                       Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

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

The financial charges in the repurchase of Bond are presented as financing activities in the Statement of Cash Flows.

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

at December 31, 2014

In thousands of Reais, unless otherwise indicated

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

(d)                                Share-based compensation

(i)                                   Phantom Stock Options Plan

The Company offers a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. The Company’s CEO and officers are eligible for the plan.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2014

In thousands of Reais, unless otherwise indicated

The obligations are recorded as a provision for amounts payable to the CEO and executive officers, with a corresponding entry to the Statement of profit or loss, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period.

(ii)                               Stock Options Plan

The Company operates an equity-settled transaction under which the entity receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense, against to the capital reserve. The Company’s CEO, officers and general managers are eligible for the plan.

The total amount to be expensed is determined by reference to the fair value of the options granted, including any market performance conditions and the impact of any non-vesting conditions and excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. If necessary, we recognize the impact of the revision to original estimates in the Statement of profit and loss, with a corresponding adjustment to shareholders’ equity.

The assumptions and model used to estimate the fair value of share-based compensation plans are disclosed in Note 29(ii).

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

2.22                        Asset retirement obligations

These are primarily related to future costs for the decommissioning of industrial landfill cells, with the completion of the activities and decommissioning of assets linked to landfills. A provision is recorded as a long-term obligation against fixed assets. The provision and the corresponding asset are initially

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2014

In thousands of Reais, unless otherwise indicated

recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate. The asset is depreciated on a straight-line basis over the useful life of the principal. Depreciation is recorded in profit and loss.

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

(a)                                Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)            Domestic market - sales are mainly made on credit, payable, on average, in 12 days. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or at its own premises, at which point risk and rewards of ownership are transferred.

(ii)           Export market - export orders are normally supplied from third party warehouses located near strategic markets, sales are mainly made on credit, payable on average in 24 days. Revenue is recognized as per the corresponding “Incoterm”.

(b)                            Financial income

Financial income is recognized on an accrual basis, using the effective interest method, and to the extent that realization is probable.

2.24                       Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability based on the Company’s by-laws. Any amount that exceeds the minimum mandatory dividend is only provided on the date it is approved by the shareholders at the general meeting.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2014

In thousands of Reais, unless otherwise indicated

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

The depreciation of an asset (or group of assets) stops when it is classified as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately and are not offset and presented as a single amount.

2.26                       New standards, amendments and interpretations issued by IASB

The standards below have been issued and are effectives for future periods, as from January 1, 2015. We have not early adopted these standards.

•                  IFRS 9 - Financial instruments - addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The standard becomes effective on January 1, 2018. The Company is currently assessing the impacts of adopting IFRS 9.

•                  IFRS 15 - Revenue - This accounting standard establishes the accounting principles to be followed by entities to determine and measure revenue and when the revenue should be recognized. This standard will take effect in 2017 and replaces the IAS 11 - Construction contracts, IAS 18 - Revenue and corresponding interpretations. The Company is currently assessing the impacts of adopting IFRS 15.

•                  IAS 41 - Agriculture - This standard currently requires that biological assets related to agricultural activity are measured at fair value less costs to sell. IASB has determined that “bearer plants” should be accounted for as property, plant and equipment (IAS 16), i.e., at cost less depreciation or impairment provision. “Bearer plants” are defined as those used to produce fruit/ regenerate for several years, but the plant itself, once mature, does not suffer relevant changes. The unique future economic benefit of the “bearer plants” comes from the agricultural production that it generates. As example of the “bearer plants” are apple and oranges trees and vines, among others. When roots of plants are kept in the soil for a second crop or are harvested but the root is not sold, the root meets the definition of a “bearer plant”. This situation applies to forests harvested more than once during its management. This revision will take effect as from January 1, 2016. The Company is currently assessing the impacts of the adoption.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2014

In thousands of Reais, unless otherwise indicated

The following new interpretation was issued by the IASB and is effective for annual periods beginning after January 1, 2014:

•                  IFRIC 21 - Levies - provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. It does not include income taxes. Since the Company is not currently subject to significant levies and for that reason the impact of the adoption of this new interpretation is not material.

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

The Company has a history of recurring taxable income, which is usually compensated with tax loss deferred tax assets. The Company’s management believes, based on projections of income approved by the appropriate level of Corporate Governance that, the realization of the deferred tax assets its probable for the next years.

As further disclosed in Note 15(e), in November 2011 the Company decided to transfer certain operations between subsidiaries outside Brazil which resulted in uncertainties with respect to the realization of deferred tax assets recorded by the subsidiary affected by the restructuring and, therefore, its realization no longer can be considered probable. Ultimate realization of deferred tax assets by such subsidiary depends on the level of taxable income that it will generate. As a result, the Company recognized a loss to reduce the deferred tax assets by R$ 263,297 in 2014.

(b)                                Employee benefits

The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. The discount rate is one of the assumptions used in determining the net cost (revenue) of the actuarial obligations due. We consider

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2014

In thousands of Reais, unless otherwise indicated

appropriate the use of the discount rate that is based on returns offered by the Brazilian Government Bonds, which are denominated in the currency in which the benefits will be paid and that have terms to maturity similar to the terms of the obligations of the healthcare plan.

Further information, including a sensibility analyses, are disclosed in Note 28.

The liability for share-based compensation regarding to Phantom Stock Options plan is recorded at its estimated fair value which is calculated by the Company using the Binomial Tree model-Trinomial.

The fair value of each option granted under the Stock Option plan is estimated at the grant date based on the Black & Scholes option pricing model.

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

Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect the financial position of the Company. See Note 5 for the sensibility analyses of the derivative financial instruments and other financial instruments as at December 31, 2014.

(d)                                Biological assets

The calculation of the fair value of biological assets takes into consideration various assumptions which require a high degree of judgment, such as the sales price, cubic volume of wood and/or the annual average harvest for each region. Any changes in these assumptions, would have an impact on the discounted cash flow result, resulting in an appreciation or devaluation of these assets. See Note 18 for further details.

The main assumptions used by Management to calculate the fair value of the biological assets and the correlation between changes in such premises and the fair value of the biological assets, are described as follow:

Assumptions used	Impact on fair value of the biological assets

Actual planted area (hectare)	Increase of the premise, increase the fair value
Average annual growth (IMA) - m3/hectare	Increase of the premise, increase the fair value
Net average sale price - R$/m3	Increase of the premise, increase the fair value
Remuneration of own contributory assets - %	Increase of the premise, decrease the fair value
Discount rate - %	Increase of the premise, decrease the fair value

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

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

(f)                                  Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount. During the year ended December 31, 2014, the Company performed impairment tests and sensibility analyses over the main assumptions as detailed in Note 37.

(g)                                Contingent assets, contingent liabilities and legal obligations

The Company is currently involved in certain labor, civil and tax proceedings. The provision for contingencies are recorded based on management’s evaluation and on the advice of internal and external legal counsel, and are subject to a high level of judgment. See Note 24 for further details.

(h)                                Goodwill impairment

The Company performs impairment tests at lease annually or more frequently, impairment tests when events or changes in circumstances may indicate that the carrying amount of cash-generating units to which goodwill has been allocated might not be recoverable. See Note 2.16. The recoverable amount of CGUs is determined based on calculations of the value in use, which involves significant estimates. See Note 37 for further details and sensibility analyses over main premises used on the impairment testing.

4                                        Risk management

The Company’s risk management is carried out by the Governance, Risks and Compliance department which covers risk management activities, corporative governance, internal controls, internal audit, compliance and ombudsman areas. The objective is to promote synergy between the areas, adding value to the business and strengthening the Company’s governance. This area reports directly to the CEO and its activities are monitored by the Statutory Audit Committee, an advisory body of the Board of Directors.

In 2010, an Enterprise Risk Management (ERM) program was implemented to perform analysis, treatment and monitoring of risks. For those risks defined as a priority (those with high level of potential

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

impacts and high probability of occurrence) different work streams have been implemented by the Company, as definition of action plans and Key Risk Indicators (KRIs) have been developed.

The Company’s activities expose it to a variety of risks. As such, risk management classifies the risks inherent to its business in the following categories:

(a)                                Financial risks - corresponds to inadequate cash management, use of resource in new operations, unknown risks, with great complexity and/or high risk. Details regarding the policies of market risk management, credit risk and liquidity risk are presented in the items 4.2.1(a), 4.2.1(b) and 4.2.1(c), respectively.

(b)                                Compliance risk - corresponds to legal or regulatory penalties, financial losses or reputational damage that the Company may face due to a regulatory noncompliance. In order to manage this risk, the Company continually monitors compliance with laws, standards and regulations, implements contingency plans and segregation of duties in order to avoid conflicts of interest and to facilitate the assessment of risk and the related internal controls of the Company. These assessments include social and environmental, labor and tax risks assessments. The monitoring process includes communication and reporting of issues to senior management.

(c)                                 Operational risk - results from the lack of consistency or adequacy of information systems, processing and operational controls, asset management failures, or cash flow management, or from potential frauds that affect the activities of the Company. Fibria has implemented a matrix system in which we perform materiality analysis accompanying the Company´s strategy in order to design controls to monitor the most significant accounts and processes of Fibria. The Company performs quarterly the validation of the risk matrix and controls through “GRC Process Control”, a tool that make easier the process of assurance regarding the effectiveness of the control, the reporting and correction of deviations in the process, considered this a unified strategy that guides managers, standardizes and integrates GRC processes at every level of the organization, with the final product a unique repository of the risks, a single taxonomy and the more commitment of top management. The activity made by the Controls and Compliance Management, which works together with business managers to seek compliance of internal controls, carried out by monitoring the processes, mitigating factor being the occurrence of operational risk for the adequacy controls the activity.

(d)                                Strategic risk - results from internal and external events that affect the reputation and sustainability of the Company, such as the risks related to the lack of capability or ability by the Company in response to changes that can impact the achievement of the strategic subjects. The Company monitors these risk events to identify and anticipate potential risk events that we are exposed.

4.1                              Social and environmental risks

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
at December 31, 2014

In thousands of Reais, unless otherwise indicated

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

(c)                                 Impacts on communities

Fibria is committed to support the communities with different economic, social and cultural backgrounds, which are affected positively or negatively with varying degrees by the cultivation of eucalyptus. In order to maintain a positive relationship with all communities, the Company has developed a plan to monitor these neighboring populations and classified them based on the intensity of the relationship with the Company. The relationship model has been implemented in all the forestry operations with respect to the silviculture and harvest activities.

(d)                                Contracting with suppliers

In order to mitigate the risk of our suppliers hiring child or forced labor, we require suppliers to provide a formal confirmation with respect to this matter.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

4.2                              Financial risks

4.2.1                    Factors of financial risks

Fibria’s activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of sales are denominated in U.S. Dollars, while costs are predominantly incurred in Reais. Accordingly, there is a currency mismatch between costs and revenues.

Our overall risk management program focuses on minimizing, mitigating or transferring exposures to market risks. In this context, derivatives are used exclusively for economic hedge purposes as follows: (i) cash flow hedge against currency mismatching; (ii) cash flow hedge of debt and interest payments against interest and exchange rate volatility; and (iii) hedge against volatility in the price of pulp or other risk factors.

The execution of the operations to mitigate market risks is carried out by a central Treasury department following policies approved by the Board of Directors. The control of risks and monitoring of compliance with the policies is performed by the General Governance, Risks and Compliance area, which reports directly to the CEO and to the Finance Committee (an advisory of the Board of Directors) and has independence to report non-compliance with the policies, to measure and to assess market risks. The General Governance, Risk and Compliance area monitors all market risk exposures and ensures compliance with our policies. The Treasury department identifies, evaluates and hedges financial risks following the policies established. The Board of Directors reviews on an annual basis the policies and principles for the overall risk management, definition of the areas involved, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Policies for the use of derivative financial instruments

On December 12, 2013, the Company’s Board of Directors approved the revision of the Market Risk Management Policy, valid from January 1, 2014. The use of derivative financial instruments should follow such policy. The use of derivative financial instruments is in the view of management conservative. Every derivative contracted should be matched to an underlying risk, generated by a hedged item which in turn results from operational transactions and expose the Company to risks related to changes in the price of commodities or risks arising from debt. Accordingly, derivative transactions are only permitted if related to an existing exposure (hedge) and leveraged financial instruments are not allowed.

(a)                                Market risk

This is related to changes in prices or rates including interest rates, exchange rates and commodities prices. These changes may affect the expected return of an investment, a financial investment, revenue of probable sales, the cash flow and fair value of principal and interest on debts. Indicators and an internal assessment tool were developed to measure those risks. One internal tool was developed to assess the impacts of stressed scenarios and to perform sensitivity analysis and analysis of gaps. The Governance, Risk and Compliance area developed a compliance tool to monitor compliance with the approved policies.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

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

The following table presents the carrying amount of the assets and liabilities denominated in U.S. Dollars:

	2014	2013

Assets in foreign currency
Cash and cash equivalents (Note 9)	279,664	1,247,404
Marketable securities (Note 10)	61,352	98,153
Trade accounts receivable (Note 12)	496,493	375,711

	837,509	1,721,268

Liabilities in foreign currency
Loans and financing (Note 23)	6,280,545	7,281,177
Trade payables	72,263	98,996
Derivative financial instruments (Note 11 (a) and (e))	538,451	464,326

	6,891,259	7,844,499

Liability exposure	(6,053,750)	(6,123,231)

The Company calculates its net exposure to each risk factor. When the risk factor is an exposure to the U.S. Dollar or Euro, maximum hedge limits are determined for exposure of up to 18 months. Hedging the exposure of transactions for periods between 12 and 18 months requires a recommendation by the Finance Committee.

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

Fibria’s policy on the use of derivatives establishes that, with respect to interest rate risk, transactions

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

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

This risk is managed through different strategies. The Company has a specialized team, which continuously monitors the price of pulp and analyses future trends, adjusting Fibria’s estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There are no liquidity in the market to mitigate a substantive portion of the risk to which Fibria’s operations are exposed. Pulp price derivatives available in the market are driven by their low liquidity, low volume and as a result prices may be subject to significant distortion.

Currently, the Company has no derivative to hedge against the fluctuation of the pulp price.

(b)                                Credit risk

Credit risk is the risk of one counterparty failing to discharge its obligation.

For every type of credit exposure and type of agreement a specific model is developed in order to evaluate the risks, identifying the exposure and performing sensitivity analysis of credit limits.

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

Fibria has a policy of contracting with private entities which have a minimum credit rating issued by one of the following rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for the counterparties is “AA-” (or “Aa3” at the local level - Brazil) or “A” (or “aA2”at the global level). The exposure to a single private counterparty cannot exceed any of the following limits: 20% of Fibria’s total cash and cash equivalents plus marketable securities, 10% of the shareholders’ equity of the counterparty

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(based on the most recent information published by the counterparty), or 15% of the Company’s shareholders’ equity (based on the most recent information available).

(ii)                               Clients and advance to suppliers

In the case of credit risk arising from customer credit exposure, Fibria assesses, through the Credit Committee, the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

Fibria major customers are large solid companies and, most of which have more than 20 years of relationship with the Company, reducing the credit risk.

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

(c)                                 Liquidity risk

With respect to liquidity risk, the Company’s policy is to maintain balances of cash and financial investments of at least an amount equivalent to the operational cash needs outflow for the following 12 months plus debt service for a period of also 12 months.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2014
Loans and financing	1,156,951	2,105,192	4,353,071	2,203,134
Derivative financial instruments	178,964	142,662	504,133	74,545
Trade and other payables	725,123	36,927	30,546	34,087

	2,061,038	2,284,781	4,887,750	2,311,766

At December 31, 2013
Loans and financing	3,259,720	2,375,473	4,041,476	1,922,459
Derivative financial instruments	99,259	136,072	479,812	173,044
Trade and other payables	710,198	34,873	24,617	43,080

	4,069,177	2,546,418	4,545,905	2,138,583

4.2.2                     Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by adjusted Earnings before Interest Depreciation and Amortization (“Adjusted EBITDA”). Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments. Adjusted EBITDA is defined by the Company as net income before interest, income taxes including social contribution, depreciation and amortization and other items including non-cash fair value adjustments for biological assets.

The Company aims to maintain a minimum cash balance in order to minimize the risk that cash flow mismatches affect the ability of the Company to meet its commitments. The minimum cash balance is defined as the sum of: (i) the minimum operating cash used during the cash conversion cycle of the Company; plus (ii) the cash needs to meet financial debt obligation (principal and interest) for the next 12 months. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by rating agencies methodologies. Fibria’s liquidity is mainly monitored through 12 months projected cash flows. Cash flow projections comprise stress tests considering exogenous market risk factors such as changes in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

Management of debt and liquidity takes into account the contractual financial covenants, maintaining a safety margin in order to avoid breaching these parameters.

The Company prioritizes funding in the same currency as its primary source of cash generation, thus seeking a natural currency hedge over the long term for its cash flows. All sources of funds are required to be approved pursuant to internal policies and procedures.

Treasury is responsible for developing contingency plans, which should specify all actions to address potential non-compliance. The plans are submitted to the Finance Committee and monitored by all parties involved in this process.

The Company continues to focus on actions including reductions in fixed and variable costs, selling expenses, capital expenditure and improvements in working capital. We have also focused on actions

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

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

Sensitivity analysis - changes in foreign currency

The Company’s significant risk factor, considering the period of three months for the evaluation is its U.S. Dollar exposure. We adopted as the probable scenario the fair value considering the market yield as at December 31, 2014.

The probable scenario the closing exchange rate at the date of these consolidated financial statement was used (R$ x USD = 2.6562). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the income statement in this scenario. In the “Possible” and “Remote” scenarios, the US Dollar is deemed to appreciate/depreciate by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%) -	Remote (50%) -

Derivative financial instruments	876,808	2,258,680
Loans and financing	1,452,161	2,904,322
Marketable securities	60,494	120,987

Sensitivity analysis - changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as at December 31, 2014. As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the income statement in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	355	625
Currency basket	1,301	2,603
TJLP	1,331	2,649
Interbank Deposit Certificate (CDI)	1,372	2,713

Derivative financial instruments
LIBOR	15,760	31,368
TJLP	3,793	7,458
Interbank Deposit Certificate (CDI)	29,199	56,318

Marketable securities (a)
Interbank Deposit Certificate (CDI)	3,225	6,171

(a) Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

6                                        Fair value estimates

The assets and liabilities measured at fair value in the balance sheet are classified in the following levels based on the fair value hierarchy:

(a)                                Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

The fair value of the assets and liabilities traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The Company has only Brazilian federal government securities classified as Level 1, recognized as marketable securities.

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

If one or more of the significant inputs is not based on observable market data, the asset or liability is included in Level 3.

Specific valuation techniques used to calculate the fair value of the assets and liabilities are:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

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

•             the fair value of future contracts on inflation rate (such as embedded derivative contained in contracts accounted for as capital leases, as described in Note 1 (e)), based on future inflation rates at the balance sheet date, with the resulting value discounted to present value.

The table below presents the assets and liabilities measured by the fair value as at:

	2014
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		190,893		190,893
Warrant to acquire Ensyn’s shares (Note 17)			11,791	11,791
Marketable securities (Note 10)	193,131	489,688		682,819

Available for sale financial assets
Other investments - fair value method (Note 17)			67,733	67,733

Biological asset (Note 18) (*)			3,707,845	3,707,845

Total assets	193,131	680,581	3,787,369	4,661,081

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		608,356		608,356

Total liabilities		608,356		608,356

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	2013
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		93,554		93,554
Warrant to acquire Ensyn’s shares (Note 17)			7,098	7,098
Marketable securities (Note 10)	589,605	478,577		1,068,182

Available for sale financial assets
Other investments - fair value method (Note 17)			39,824	39,824

Biological asset (Note 18) (*)			3,423,434	3,423,434

Total assets	589,605	572,131	3,470,356	4,632,092

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		557,880		557,880

Total liabilities		557,880		557,880

(*) See the changes in the fair value of the biological assets in Note 18.

There were no transfers between Levels 1, 2 and 3 during the years presented.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Yield used to
	discount (*)	2014	2013

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		292,188	428,329
Bonds - Fibria Overseas		1,598,708	3,372,843
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	3,824,319	2,888,240
Export credits (ACC/ACE)	DDI	260,345	455,141
Export credits (Finnvera)	LIBOR USD		234,809
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	1,072,412	1,304,644
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	77,980
Currency basket	Brazilian interbank rate (DI 1)	400,233	297,964
FINEP	Brazilian interbank rate (DI 1)	2,675	1,970
FINAME	Brazilian interbank rate (DI 1)	9,457	13,643
NCE in Reais	Brazilian interbank rate (DI 1)	707,872	938,248
Midwest Fund	Brazilian interbank rate (DI 1)	32,304	42,902

		8,278,493	9,978,733

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

•             Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

the swap is denominated, considering both of Fibria’s and counterpart credit risk. The contract fair value is the difference between the asset and liability.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both of Fibria’s and counterpart credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation rate (TIPS), issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in December 31, 2014 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	11.79	1M	0.18	1M	15.72
6M	12.61	6M	0.28	6M	4.41
1Y	12.96	1Y	0.44	1Y	3.61
2Y	12.90	2Y	0.90	2Y	3.45
3Y	12.75	3Y	1.31	3Y	3.50
5Y	12.44	5Y	1.81	5Y	3.83
10Y	12.11	10Y	2.35	10Y	4.40

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

7                                        Financial instruments by category

The Company’s financial instruments by category are presented below:

	2014	2013

Assets
Loans and receivables
Cash and cash equivalents (Note 9)	461,067	1,271,752
Trade accounts receivable (Note 12)	538,424	382,087
Accounts receivable — land and building sold (Note 1(e))		902,584
Other	238,846	355,363

	1,238,337	2,901,786

At fair value through profit and loss
Derivative financial instruments (Note 11)	190,893	93,554
Marketable securities (Note 10)	682,819	1,068,182
Warrant to acquire Ensyn’s shares (Note 17)	11,791	7,098

	885,503	1,168,834

Held-to-maturity investments
Marketable securities (Note 10)	51,350	48,183

Available for sale financial assets
Other investments - fair value method (Note 17)	67,733	39,824

Liabilities
At amortized cost
Loans and financing (Note 23)	8,326,519	9,773,097
Trade and other payables	925,320	905,469

	9,251,839	10,678,566

At fair value through profit and loss
Derivative financial instruments (Note 11)	608,356	557,880

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	2014	2013

Trade accounts receivable
Counterparties with external credit rating (S&P - Standard Poor’s and D&B - Dun & Bradstreet)
S&P - AA-	18,031	18,965
S&P - A	84,131	84,576
S&P - BBB+	26,975	10,174
S&P - BBB	2,508	6,006
S&P - BBB-	5,707
S&P - BB+	28,365
S&P - BB	8,366	586
S&P - BB-	8,476
S&P - B+	21,271

Counterparties without external credit rating
A - Low risk	120,079	101,399
B - Average risk	187,027	117,151
C - Average to high risk	27,488	43,230
D - High risk	8,798	12,158

Total trade accounts receivable (Note 12)	547, 222	394,245

Cash and cash equivalents and marketable securities
brAAA	1,029,165	2,140,746
brAA+	5,335	12
brAA	42,640	170,824
brAA- (ii)		10,145
A- (ii)	2	27,449
BBB (ii)	31,370
BBB- (iii)	56,680
Other (i)	30,044	38,941

Total cash and cash equivalents and marketable securities (Notes 9 and 10)	1,195,236	2,388,117

Assets - derivative financial instruments
brAAA	58,506	87,145
brAA+
Others	11,399	6,409

	69,905	93,554

(i)            Includes counterparties without external credit rating from any of the three main rating agencies.

(ii)         Transaction approved by the Finance Committee, advisory of the Board of Directors.

(iii)      Collateral account with Union Bank as guarantee for PPE contracts.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

The risk rating of the main financial institutions to which we are exposed is presented below:

Rating used
	for credit	Rating
Counterparty	risk analysis	agency

Banco ABC Brasil S.A.	AA.br	Fitch
Banco Alfa de Investimento S.A.	AA.br	Fitch
Banco Bradesco S.A.	AAA.br	Fitch
Banco BTG Pactual S.A.	AA.br	Fitch
Banco Credit Agricole Brasil S.A.	AAA.br	Fitch
Banco Daycoval S.A.	AA.br	Fitch
Banco do Brasil S.A.	AAA.br	Fitch
Banco Itaú BBA S.A.	AAA.br	Fitch
Banco Mizuho do Brasil S.A.	A	S&P
Banco Safra S.A.	AAA.br	Fitch
Banco Santander Brasil S.A.	AAA.br	Fitch
Banco Volkswagen S.A.	AAA.br	S&P
Banco Votorantim S.A.	AA+.br	Fitch
Bank of America Brasil	AAA.br	Fitch
Bank of America Corp	BBB	Moody’s
Bank of Austria	BBB	Moody’s
Banco BNP Paribas Brasil S.A.	AAA.br	S&P
Caixa Econômica Federal	AAA.br	Fitch
Citibank Brasil	AAA.br	S&P
Credit Suisse AG	A-	S&P
Deutsche Bank S.A.- Banco Alemão	AAA.br	Fitch
Goldman Sachs Group Inc.	BBB+	Moody’s
HSBC Brasil S.A.	AAA.br	Moody’s
JPMorgan Chase Bank NA	A+	Fitch
Morgan Stanley & CO	BBB	Moody’s
Standard Chartered PLC	A	Moody’s

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

9                                         Cash and cash equivalents

	Average yield - %	2014	2013

Cash and banks		122,515	63,767
Fixed-term deposits
Local currency	101.26% of CDI	157,883	878
Foreign currency	0.09	180,669	1,207,107

Cash and cash equivalents		461,067	1,271,752

10                                 Marketable securities

Marketable securities include financial assets classified as trading as follows:

	2014	2013

Brazilian federal government bonds
LFT	4
LTN Over	26

Brazilian federal government securities, including under reverse repurchase agreements
LFT	48,056	52,151
LTN-Over	77,026	47,645
NTN-F		489,809
NTN-B(*)	51,350	48,183
LTN	68,019

Private securities including securities under reverse repurchase agreements
Reverse repurchase agreements	399,030	241,084
CDB	29,306	138,340
RDB - fixed interest rate		1,000

In foreign currency
Private securities including securities under reverse repurchase agreements
Time deposits	61,352	98,153

Marketable securities	734,169	1,116,365

Current	682,819	1,068,182

Non-Current	51,350	48,183

(*)    These Notes, issued by the Brazilian federal government, are classified as held-to-maturity investments, they bear an average interest rate of 5.97% p.a. plus the average inflation for the period (IPCA) and a have a maturity date of August 15, 2020.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

Private securities are mainly composed of short-term investments in CDB and reverse repurchase agreements which have immediate liquidity and bear interest based on the Interbank Deposit Certificate (CDI) interest rate. Government securities are composed of National Treasury Bills and Notes all issued by the Brazilian federal government. The average yield of marketable securities in the year of 2014 was 101.33% of the CDI (102.56% of the CDI as at December 31, 2013). Securities in foreign currency correspond to Time deposits with maturity until 90 days and average yield of 0.93% p.a.

11                                 Derivative financial instruments

The following tables presents the Company’s derivative instruments, segregated by type, presenting both asset and liability position of swap contracts, by hedge strategy adopted, and the maturity schedule based on contractual terms.

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S. Dollars		Fair value
Type of derivative	2014	2013	2014	2013

Operational hedge
Cash flow hedges of exports
NDF (US$)
Zero cost dollar	1,465,000	1,122,000	(19,443)	(12,451)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (US$)	538,207	540,309	3,353	15,332

Hedges of foreign currency
Swap DI x US$ (US$)	405,269	422,946	(215,654)	(149,807)
Swap TJLP x US$ (US$)	180,771	275,712	(196,818)	(225,340)
Swap Pre x US$ (US$)	191,800	273,472	(109,889)	(92,060)

			(538,451)	(464,326)

Classified
In current assets			27,885	22,537
In non-current assets			42,020	71,017
In current liabilities			(185,872)	(106,793)
In non-current liabilities			(422,484)	(451,087)

Total, net			(538,451)	(464,326)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments by type and broken down by nature of the exposure (asset and liability exposure for swaps)

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	2014	2013	2014	2013

Swap contracts
Asset
USD LIBOR (LIBOR to fixed)	538,207	540,309	1,352,345	1,266,940
BRL fixed rate (BRL to USD)	788,208	822,168	1,082,215	1,036,022
BRL TJLP (BRL to USD)	293,676	447,925	279,328	425,413
BRL Pre (BRL to USD)	395,697	559,353	323,898	450,066
Liability
USD fixed rate (LIBOR to fixed)	538,207	540,309	(1,348,992)	(1,251,608)
USD fixed rate (BRL to USD)	405,269	422,946	(1,297,868)	(1,185,829)
USD fixed rate (BRL TJLP to USD)	180,771	275,712	(476,146)	(650,753)
USD fixed rate (BRL to USD)	191,800	273,472	(433,788)	(542,126)

Total of swap contracts			(519,008)	(451,875)

Options
Cash flow hedge - zero cost collar	1,465,000	1,122,000	(19,443)	(12,451)

			(538,451)	(464,326)

(c)                                 Derivative financial instruments by type of economic hedge strategy

	Fair value		Value (paid) or received
Type of derivative	2014	2013	2014	2013

Operational hedges
Cash flow hedges of exports	(19,443)	(12,451)	(13)	(14,554)
Hedges of debts
Hedges of interest rates	3,353	15,332	(5,445)	(10,767)
Hedges of foreign currency	(522,361)	(467,207)	(47,641)	1,256

	(538,451)	(464,326)	(53,099)	(24,065)

(d)                                Fair value of derivative financial instruments by maturity date and counterparty

The following tables present information about derivative financial instruments grouped by maturity and counterparty.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

The following table presents the fair values by year of maturity:

	2014	2013

2014		(84,257)
2015	(158,095)	(103,940)
2016	(99,947)	(72,051)
2017	(134,814)	(98,935)
2018	(87,208)	(58,584)
2019	(35,401)	(27,897)
2020	(22,986)	(18,662)

	(538,451)	(464,326)

Additionally, we present a table breaking down the notional and fair value by counterparty:

	2014		2013
	Notional — in U.S. Dollars	Fair value	Notional — in U.S. Dollars	Fair value

Banco Itaú BBA S.A.	603,906	(67,675)	371,800	(44,568)
Deutsche Bank S.A.	253,450	12	342,450	247
Banco CreditAgricole Brasil S.A.	68,623	(10,085)	245,457	(8,473)
Banco Citibank S.A.	45,671	(48,612)	234,732	(65,783)
Bank of America Merrill Lynch	300,000	(1,385)	229,657	1,120
Banco Santander Brasil S.A.	196,987	(95,818)	211,958	(143,371)
Banco Safra S.A.	198,598	(132,726)	209,559	(102,127)
Banco BNP Paribas Brasil S.A.	210,000	(1,741)	207,000	(3,336)
HSBC Bank Brasil S.A.	160,446	(40,675)	190,810	(41,271)
Banco Bradesco S.A.	182,229	(126,785)	141,618	(45,960)
Banco J. P. Morgan S.A.	467,857	(3,446)	125,000	274
Goldman Sachs do Brasil	65,000	(1,007)	64,650	(1,073)
Banco Votorantim S.A.	13,280	(8,237)	27,966	(9,668)
Banco Mizuho do Brasil S.A.			20,000	(195)
Morgan Stanley & CO.	15,000	(271)	11,782	(142)

	2,781,047	(538,451)	2,634,439	(464,326)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at December 31, 2014 are not subject to margin calls or accelerated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

Find below the description of the types of contracts and risks being hedged.

(i)                               LIBOR versus fixed rate swap

The Company has plain-vanilla swaps of quarterly LIBOR versus fixed rates with the objective of

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

hedging debt carrying interest based on LIBOR against any increase in LIBOR.

(ii)                               DI versus U.S. Dollar swap

The Company has plain-vanilla swaps of Interbank Deposit (DI) versus the U.S. Dollar with the objective of changing our debt exposure in Reais, subjected to DI into a debt in U.S. Dollars with fixed interest. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(iii)                           TJLP versus U.S. Dollar swap

The Company has plain-vanilla swaps of Long-term Interest Rate (TJLP) versus the U.S. Dollar with the objective of changing our debt exposure in Reais subject to interest based on TJLP, to debt in U.S. Dollars with fixed interest. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

(iv)                            Zero cost collar

The Company entered into a zero cost collar (a purchased option (put) to purchase U.S. Dollars and a written option (call) to sell U.S. Dollars) with no leverage, with the objective of protecting our exposure to export sales denominated in U.S. Dollar, with a strike price of the put (floor) and the call (ceiling) results in a floor and cap of the dollar exchange rate.

(v)                                Pre swap versus U.S. Dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in Reais to a debt in U.S. Dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(e)                            Embedded derivative in forestry partnership and standing timber supply agreements

As described in Note 1(e), the Forestry Partnership and Standing Timber Supply Agreements signed on December 30, 2013 determine that the price of the wood volume to be purchased by Fibria from the Counterparty, be denominated in U.S. Dollars per m3 of standing timber readjusted according to the US-CPI index. The US-CPI index is not closely related to inflation of the economic environment where the land is located.

The embedded derivative is a swap of the US-CPI variations during the term of the Forestry Partnership and Standing Timber Supply Agreements. Considering that the price of the lease is contingent (determined as 40% of the volume of timber that is actually harvested in each harvesting cycle, multiplied by the purchase price of standing timber per m3, as established in the agreement), the Company has considered as the notional value of the embedded derivative, the maximum possible payment amount contractually agreed (the “cap”). The notional value of the derivative is reduced as the payments are made by the Company every quarter. Since it is an embedded derivative, there were no disbursements or receivables relating to the derivative, and the disbursements will only be related to the corresponding standing timber supply pursuant to the contractual terms.

The fair value adjustment of the embedded derivative in 2014 was a gain of R$ 120,988 (December 31, 2013-the fair value was close to zero) as detailed below:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Reference value (notional) - in U.S. Dollars		Fair value
Type of derivative	2014	2013	2014

Embedded derivative
Forestry partnership and standing timber supply agreements	902,267	935,684	120,988

			120,988

Classified
In current assets			1,688
In non-current assets			119,300

Total, net			120,988

The following table presents the change in the fair value of embedded derivative, in two adverse scenarios, that could generate significant losses to the Company.

To calculate the “Probable” scenario, we used the US-CPI index at December 31, 2014 . The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI.

	Impact of an appreciation/depreciation of the US-CPI at the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	102,029	210,534

12                                 Trade accounts receivable

(a)                                Breakdown of the balance by type of customer

	2014	2013

Domestic customers	50,729	14,553
Intercompany		3,981
Export customers	496,493	375,711

	547,222	394,245

Allowance for doubtful accounts	(8,798)	(12,158)

	538,424	382,087

In 2014, we concluded factoring transactions without recourse for certain customers’ receivables, in the amount of R$ 1,230,143 (R$ 1,331,898 at December 31, 2013), that were derecognized from accounts receivable in the balance sheet.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown of the balance by maturity and allowance for doubtful accounts

The following table presents a breakdown of trade receivables by maturity:

	2014	2013

Not past due
Up to two months	277,007	155,342
Two to six months	192,199	165,019

Past due
Up to two months	69,218	61,726

	538,424	382,087

At December 31, 2014, trade accounts receivable of R$ 69,218 (R$ 61,726 at December 31, 2013) were past due but not considered to be impaired. Management has a process to manage collections and does not expect to recognize any losses on these receivables. The receivables are related to several unrelated customers for whom there is no recent history of default.

At December 31, 2014, trade accounts receivable of R$ 8,798 (R$ 12,158 at December 31, 2013) were impaired and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery.

Changes in the allowance for doubtful accounts are as follows:

	2014	2013

At the beginning of the year	(12,158)	(61,955)
Reversal	3,360	1,950
Trade accounts receivable written off during the year as uncollectible, related to previous years		47,847

At the end of the year	(8,798)	(12,158)

(c)                                 Main customers

For the year ended December 31, 2014, the Company has three customers that represent 48% of the Company’s net revenue (50% in 2013, represented by three customers and 32% in 2012, represented by two customers).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(d)                                Breakdown of the balance by currency

Fibria’s trade accounts receivable are denominated in the following currencies:

	2014	2013

Real	41,931	6,376
U.S. Dollar	488,445	367,475
Euro	8,048	8,236

	538,424	382,087

(e)                                  Guarantees in Compror operations

The Company is a guarantor in factoring Compror operations, performed with selected customers in Brazil. The amount guaranteed to the sales financing agents by Fibria at December 31, 2014 was R$ 28,005 (R$ 36,825 at December 31, 2013). Fair value of these guarantees is not significant considering the high credit quality of those selected customers, as well as no history of default.

(f)                                  Other assets

The decrease of the balance of non-current other assets is due mainly to credit rights made by the Company for account receivable related to IPI credit premium. The amount received by the Company was R$ 158,500.

13                                 Inventory

	2014	2013

Finished goods at plants/warehouses
Brazil	137,741	128,893
Abroad	515,522	587,032
Work in process	16,942	15,592
Raw materials	402,293	385,447
Supplies	161,758	140,873
Imports in transit	3,873	7,587
Advances to suppliers	664	306

	1,238,793	1,265,730

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

14                                 Recoverable taxes

	2014	2013

Current

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL) (i)	6,515	8,958
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	6,146
Value-added Tax on Sales and Services (ICMS) on purchases of raw materials and supplies	24,463	127,282
Federal tax credits (ii)	110,000
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	15,739	162,583
Provision for the impairment of ICMS credits		(97,771)

	162,863	201,052

Non-current

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL) (i)	674,412	217,451
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	13,319	21,418
Value-added Tax on Sales and Services (ICMS) on purchases of raw materials and supplies	871,997	685,897
Federal tax credits (ii)	334,906
Credit related to Reintegra Program (a)	37,027
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	554,594	379,654
Provision for the impairment of ICMS credits	(734,154)	(560,537)

	1,752,101	743,883

(i)             The increase refers to the prepaid Income Tax (IRPJ) and Social Contribution (CSLL) in July 2014, due to the recognition of the credit related to IPI premium credit (BEFIEX Program), as described in Note 24(d).

(ii)          Refers to the tax credit recognized under “other operating expenses, net”, following the approval of the request for the confirmation of right of offset of the IPI (BEFIEX Program) premium credit by Federal Tax authority (Receita Federal do Brasil), in June 2014, as detailed in Note 24(d) and to the tax credit of Tax on Net Income (Imposto sobre o Lucro Líquid0 - “ILL”), as mentioned in Note 15(b).

Fibria has been accumulating ICMS credits in the States of Espírito Santo and Mato Grosso do Sul since its sales are mostly to foreign customers. The Company’s management revises on a monthly basis the estimates for the realization of such credits and recognized an impairment: (i) for the full amount for the Mato Grosso do Sul unit due to the low probability of realization; and (ii) a partially for the Espírito Santo unit for approximately 80% of the total amount. When the partial provision was recorded management had already taken actions in order to recover these taxes, which are being recovered through the operations in the state.

Based on the budget approved by the Company’s management, the non-current tax credits are expected to be realized as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Amount	Percentage

In 2016	181,372	11
In 2017	171,352	10
In 2018	153,200	9
In 2019	175,258	11
As from 2020	961,719	59

	1,642,901	100

PIS and COFINS related to property, plant and equipment (*)	109,200

	1,752,101

(*)      These revenue tax credits were not included in the analysis above, since they will be realized over the useful lives of the property, plant and equipment.

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2014	2013

At the beginning of the year	(658,308)	(579,103)
Provision for impairment	(75,846)	(79,205)

At the end of the year	(734,154)	(658,308)

The provision and reversal of the provision for impaired ICMS credits were recorded in the Statement of profit and loss under “Cost of sales”.

(a)                                Reintegra Special Tax Regime

Fibria benefited from Provisional Measure nº 651/2014 (enacted as Law 13.043/2014 on November 13, 2014), which established the Special Tax Refund Regime for Exporting Companies (known as Reintegra) to partially or fully refund the residual tax in the production chain of exported goods, effective October 1, 2014.

The credit refund is equivalent to 3% of the exportation revenue amount and will be provided in two forms: (i) compensation through tax credits, due or overdue, to the Federal tax authorities; or, (ii) compensation in cash over five years, computed from the closing of the quarter or the effective exportation date, which ever happens last.

During 2014, the Company recognized Reintegra credits of R$37,027, under “Cost of sales” in the Statement of profit and loss.

15                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

Starting in 2013, the Company began paying income taxes on the profits generated by foreign subsidiaries in accordance with Article 74 of Provisional Measure 2,158/01 which states that the profits earned each year by foreign controlled subsidiaries are subject to the payment of income tax and social contribution in Brazil in the same year, at a rate of 34%, applied to the subsidiaries’ accounting profits before income tax. The repatriation of these profits in subsequent years is not subject to future taxation in Brazil. The Company records a provision for income taxes on foreign subsidiaries on an accruals basis. The Company decided to start paying these taxes primarily to mitigate any risk of future tax assessments on this matter. In 2014, the 12,973 law replaced the Article 74 confirming that earnings of offshore subsidiaries are subject to the payment of income tax and social contribution in Brazil as they accrual.

(a)                                Deferred taxes

Deferred income tax and social contribution tax assets arise from tax loss carryforwards and temporary differences related to (i) the effect of foreign exchange gains/losses mainly of loans and financings (which for tax purposes are taxable/deductible on a cash basis); (ii) adjustment to fair value of derivative instruments; (iii) provisions not currently deductible for tax purposes; (iv) investments in rural activity; and (vi) temporary differences arising from the adoption of IFRS.

	2014	2013

Tax loss carryforwards (i)(ii)	192,647	172,519
Provision for contingencies (ii)	111,799	118,237
Sundry provisions (impairment, operational and other) (ii)	421,296	417,574
Results of derivative contracts - cash basis for tax purposes (ii)	141,938	157,871
Exchange losses (net) - cash basis for tax purposes (ii)	913,219	646,286
Tax amortization of the assets acquired in the business combination - Aracruz (ii)	102,335	110,940
Actuarial gains on medical assistance plan (SEPACO) (ii)	6,609	4,131
Tax accelerated depreciation	(9,889)	(9,518)
Reforestation costs already deducted for tax purposes	(348,398)	(311,965)
Fair values of biological assets	(153,020)	(199,861)
Effects of business combination - acquisition of Aracruz	(3,165)	(13,972)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(447,293)	(357,835)
Other provisions	(3,770)	(2,187)

Total deferred taxes asset, net	924,308	732,220

Deferred taxes - asset (net by entity)	1,190,836	968,116

Deferred taxes - liability (net by entity)	266,528	235,896

(i)        The balance as at December 31, 2014 is presented net of R$ 263,297 (R$ 278,486 in 2013) related to the provision for impairment for foreign tax credits, as detailed in item (e) below.

(ii)     Total gross deferred tax assets at December 31, 2014 were R$ 1,889,843, which are expected to be realized as below.

Tax loss carryforwards and deferred tax credits from temporary differences are expected to be realized in accordance with the following schedule:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Amount	Percentage

In the next 12 months	255,061	14
In 2016	217,224	11
In 2017	192,205	10
In 2018	317,612	17
In 2019	345,468	18
Between 2020 to 2021	145,895	8
Between 2022 to 2023	42,308	2
After 2024	374,070	20

	1,889,843	100

Over the next 12 months, the Company expects to realize R$ 89,080 related to deferred tax liabilities.

Changes in the provision for impairment of the Company’s foreign tax credits are as follows:

	2014	2013

At the beginning of the year	(278,486)	(238,201)
Exchange gain/loss	15,189	(40,285)

At the end of the year	(263,297)	(278,486)

Changes in the net balance of deferred income tax are as follows:

	2014	2013

At the beginning of the year	732,220	651,683
Tax loss carryforwards	20,128	(176,491)
Temporary differences regarding provisions	(2,716)	69,120
Derivative financial instruments taxed on a cash basis	(15,933)	65,024
Amortization of goodwill	(98,063)	(91,697)
Reforestation costs	(36,804)	(10,460)
Exchange gains/losses taxed on a cash basis	266,933	175,461
Fair value of biological assets	46,841	39,233
Actuarial gains (losses) on medical assistance plan (SEPACO)(*)	2,478	(7,686)
Other	9,224	18,033

At the end of the year	924,308	732,220

(*) Deferred taxes related to the other comprehensive income.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(b)                                Reconciliation of taxes on income

	2014	2013	2012

Income (loss) before tax	21,890	(343,576)	(989,730)

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(7,443)	116,816	336,508

Reconciliation to effective expense

Tax Amnesty and Refinancing Program - REFIS (Note 25(a))		(560,454)
Non-taxable equity in earnings (losses) of associates			(201)
Transaction costs - capital increase			(6,063)
Equity in losses of jointly-venture	(212)
Credit of Reintegra Program (Note 14(a))	12,589
Benefit - Tax on net income (Imposto sobre o Lucro Líquido - ILL) (i)	32,117
Taxes on earnings of foreign subsidiaries	(7,739)	(15,306)
Difference in tax rates of foreign subsidiaries		4,446	(91,963)
Foreign exchange effects on foreign subsidiaries (ii)	122,748	114,181	74,923
Other, mainly non-deductible provisions	(11,398)	(13,689)	(21,444)

Income tax and Social Contribution benefit (expense) benefit for the year (iii)	140,662	(354,006)	291,760

Effective rate - %	(642.6)	(103.0)	29.5

(i)             In May 2014, after the final judgment, we recognized a tax credit related to Tax on Net Income (Imposto sobre o Lucro Líquid0 - “ILL”), overpaid by the Company in April 1990, which was judged as unconstitutional by the Supreme Federal Court (Supremo Tribunal Federal (“STF”)).

(ii)          Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the real as the functional currency. As the real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil.

(iii)       In 2014, the amount of R$ 140,662 includes R$ 186,942 related to deferred income tax and social contribution benefit.

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

(c)                                 Transitional Tax System (RTT)

The Company adopted the provisions of the Transitional Tax Regime-RTT in Brazil for 2014 and 2013. The RTT permits the accounting effects of Law 11,638/07 and Law 11,941/09 (basis for the adoption of the IFRS) to be excluded from the taxable income by reconciling items in the Taxable Income Assessment Book (LALUR) and auxiliary records.

On May 13, 2014, the Law 12,973 repealed the RTT and regulated the taxation of earnings of offshore entities. The Law defines the adjustments which must be made in the tax registers and in the statutory books and the books and records to replace the RTT. The replacement of the RTT for the new provisions was optional for 2014 and is mandatory in 2015.

We concluded the analysis of the impacts from the respective Law in our financial statements and internal control environment. Considering that the result of this analysis did not present material tax

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

effects, we have decided to not anticipate the adoption of the rules regarding the new regulation in 2014.

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

Tax goodwill resulting from the acquisition of Aracruz has been attributed to expectation of future profitability and amounts to R$ 1,096,307, representing a tax benefit for income tax and social contribution of R$ 372,744, to be recognized over the next 50 months.

(e)                                 Recoverability of tax loss carryforwards

As mentioned in Note 3(a), the subsidiary Fibria Trading International KFT, has tax loss carryforwards amounting to US$ 133,550 thousand, equivalent to R$ 354,736 as of December 31, 2014, for which realization is not probable as a result of the decision to transfer its current operations to Fibria International Trade GmbH. Management performed a recoverability analysis based on the estimated taxable income.

Consequently, in 2011 the Company recorded a loss for a substantial portion of the previously recognized deferred tax assets comprising Hungarian Forint HUF 25,752 million (equivalent to R$ 263,297 as of December 31, 2014, and R$ 278,485 as of December 31, 2013). Such expense was charged to “Income tax and social contribution - Deferred” in the Statement of Profit and Loss.

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

The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances and transactions with related parties are as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	2014	2013

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(172)	(716)
BNDES	Financing	(1,756,133)	(1,796,757)

		(1,756,305)	(1,797,473)

Transactions with subsidiary
Bahia Produtos de Madeira S.A.	Sales of wood		3,815

Transactions with Votorantim Group companies
Votorantim Participações S.A.	Financing	7,969
Votener - Votorantim Comercializadora e Energia	Energy supplier	20,719
Banco Votorantim S.A.	Financial investments and financial instruments	(8,237)	(9,668)
Votorantim Cimentos S.A.	Energy supplier		74
Votorantim Cimentos S.A.	Input supplier	(269)	(34)
Votorantim Siderurgia S.A.	Sales of waste		24
Sitrel Siderurgia Três Lagoas	Energy supplier		267
Votorantim Metais	Chemical products supplier		(241)
Votorantim Metais	Leasing of land	(773)	(788)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(39)	(37)

		(19,370)	(10,403)

Net		(1,736,935)	(1,804,061)

Presented in the following lines
In assets
Trade accounts receivable (Note 12)			3,981
Related parties - non-current		7,969	7,142
Other assets - current		20,719
In liabilities
Loans and financing (Note 23)		(1,756,133)	(1,796,757)
Derivative financial instruments (Note 11)		(8,237)	(9,668)
Suppliers		(1,253)	(8,759)

		(1,736,935)	(1,804,061)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(ii)                               Transactions recognized in the Statement of profit and loss

	Income (expense)
	Nature	2014	2013	2012

Transactions with controlling shareholders
Votorantim Industrial S.A.		(13,009)	(10,682)	(10,776)
Banco Nacional de Desenvolvimento	Rendering of services
Econômico e Social (BNDES)		(181,658)	(165,774)	(156,339)
	Financing
		(194,667)	(176,456)	(167,115)

Transactions with subsidiary
Bahia Produtos de Madeira S.A.	Sales of wood	9,709	11,332	9,614

Transactions with Votorantim Group companies
Votorantim Participações S.A.		1,259
VOTO III	Financing			7,994
Votener - Votorantim Comercializadora de Energia	Bond	101,565	(40,425)	(19,546)
Banco Votorantim S.A.	Energy supplier	1,431	(2,589)	16,372
Votorantim Cimentos S.A.	Investments and financial instruments	6,648	7,753	22
Votorantim Cimentos S.A.	Energy supplier	(1,310)	(503)	(396)
Votorantim Cimentos S.A.	Energy supplier	(2,095)
Votorantim Cimentos S.A.	Sale of land			31,362
Votorantim Siderurgia S.A.	Leasing of land		83	135
Sitrel Siderurgia Três Lagoas	Sale of waste	4,120	1,034
Votorantim Metais Ltda.	Energy supplier	(87)	(4,363)	(5,560)
Votorantim Metais Ltda.	Chemical products supplier	(9,072)	(9,164)	(9,709)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(548)	(441)	(394)
	Leasing of land
		102,001	(48,615)	20,280

(iii)                           Comments on the main transactions and contracts with related parties

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

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

as well as the expansion and modernization of its plants (Note 23(e)).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

•            Subsidiary

The Company has a contract to sell wood to Bahia Produtos de Madeira S.A., which matures in 2019, renewable for 15 years.

•            Votorantim Group companies

The Company has a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our unit in Jacareí, Aracruz and Três Lagoas. Since these units already generate its own energy, the contract has the purpose of maximizing the competitiveness of the energy matrix. The total amount to be paid or received with the sale of energy can change based on the needs and consumption of energy by those plants. The total amount contracted is approximately R$ 700 for the services of energy commercialization to be rendered by Votener, maturing in 30 months, through December 31, 2015, renewable by agreement between the parties. In case of early termination of the contract, that party is required to pay all obligations incurred up to effective date of termination of the contract.

The Company has a derivative instrument contract with Banco Votorantim S.A. The Shareholders’ Agreement limits the intercompany investments to R$ 200 million for securities and R$ 220 million of notional value for derivative instruments.

The Company, through its joint operation VOTO IV has an account receivable in the amount of US$ 3,000 thousand (then equivalent to R$ 7,969) with Votorantim Participações S.A., with maturity in July 2015.

The Company has an agreement with Votorantim Cimentos for the supply of road construction supplies, such as rock and calcareous rock, in the approximate amount of R$ 11,706 through January 6, 2015. This agreement may be terminated at any time with prior notice of 30 days, without any contractual penalties.

The Company has land lease agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling R$ 76,496.

The Company has land lease agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

In the years ended December 31, 2014 and 2013, no provision for impairment was recognized on assets involving related parties.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(b)                                Remuneration of officers and directors

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	2014	2013	2012

Short-term benefits to officers and directors	25,862	23,933	24,495
Termination of contract		1,587	2,839
Long-term benefits to officers and directors	16,611	6,384	3,887
Benefit program - Phantom Stock Options and Stock Options plans (Note 29)	7,934	5,425	471

	50,407	37,329	31,692

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. The long-term benefits refer to the variable compensation program and Phantom Stock Options and Stock Options plans.

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees’ members of R$ 1,354 for the year ended December 31, 2014 (R$ 1,286 for the year ended December 31, 2013 and R$ 917 for the year ended December 31, 2012).

The Company does not have any additional post-employment active plan and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded in the following lines items of the current and non-current liabilities:

	2014	2013

Current liability
Payroll, profit sharing and related charges	20,883	8,080

Non-current liability
Other payables	13,665	12,827

Shareholders’ equity
Capital reserve	918

	35,466	20,907

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

17                                 Investments

	2014	2013

Investment in associate and joint-venture - equity method (i)	13,987	6,913
Provision for impairment of investments (i)	(13,629)	(6,913)
Other investments — at fair value (a)	79,524	46,922

	79,882	46,922

(i)                 On July 31, 2014, the Company acquired 100% of the capital of Weyerhaeuser Brasil Participações Ltda., for R$ 6,716, which held 66.67% of the capital of our associate Bahia Produtos de Madeira S.A. As from that date, the Company holds, directly and indirectly, 100% of the capital of Bahia Produtos de Madeira S.A. We recognized provision for impairment in these subsidiaries.

None of the subsidiaries or the joint-venture entity has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 24.

Additionally, the Company does not have any significant restriction or commitments with regards to its associates and joint-venture.

(a)                                Other investments

In 2014, we signed with Ensyn Corporation an Amendment to the 2012 Share Purchase Agreement, for the purchase of an additional interest of 3% of Ensyn’s capital for US$ 10 million (equivalent then to R$ 25,967). This increased our interest to approximately 9% of Ensyn’s capital and also provides us certain rights which, if exercised, would allow us to subscribe an additional US$ 15 million in its capital.

We performed an assessment regarding the rights related to these shares and concluded that we do not have a significant influence over Ensyn, as such this investment has been recorded at fair value.

See below the changes in the investment for the year ended December 31, 2014 and 2013:

	2014	2013

At the beginning of the year	46,922	40,674

Acquisition of ownership	25,967
Fair value of the warrants, recognized in the profit and loss (*)	(361)	70
Foreign exchange gains of the warrants, recognized in the profit and loss	1,159	927
Foreign exchange gains of the shares, recognized in the “Other comprehensive income”	5,837	5,251

At the end of the year	79,524	46,922

(*)    The fair value of the warrants was calculated based on the discounted cash flow of the investment, considering the following main assumptions: future currency exchange rate, price of heating oil in the United States, oil gas WTI and any relevant change in the business plan of the investment.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

18                                 Biological assets

The Company’s biological assets are substantially comprised of growing forests, intended for the supply of wood for pulp production. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo and Bahia.

The reconciliation of the book balances at the beginning and at the end of the year is as follows:

	2014	2013

At the beginning of the year
Historical cost	2,730,510	2,451,612
Fair value - step up	692,924	873,992
	3,423,434	3,325,604

Additions	1,190,349	860,134
Harvests in the year
Historical cost	(749,986)	(580,192)
Fair value	(209,265)	(283,333)
Change in fair value - step up	51,755	102,265
Reversal of disposals (disposals)	1,817	(822)
Transfer (i)	(259)	(222)

At the end of the year	3,707,845	3,423,434
Historical cost	3,172,431	2,730,510
Fair value - step up	535,414	692,924

(i) Includes transfers between biological assets and inventory.

In determining the fair value of biological assets, the discounted cash flow model (“DCF”) was used, with projections based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of approximately seven years.

The projected cash flows is consistent with areas’ growing cycle. The volume of production of eucalyptus to be harvested was estimated considering the average productivity in cubic meters of wood from each plantation per hectare at the time of harvest. The average productivity index varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth (IMA) by region.

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

The following table presents the main inputs considered in estimating the fair value of biological assets:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	2014	2013

Actual planted area (hectare)	459,487	446,544
Average annual growth (IMA) - m3/hectare	40	41
Net average sale price - R$/m3	62.78	56.53
Remuneration of own contributory assets - %	5.6	5.6
Discount rate - %	6.65	6.26

The increase in the fair value of biological assets during the year ended December 31, 2014 was the result of the combined fluctuation of the inputs presented above which resulted in a gain of R$ 51,755. The changes in the fair value of the biological assets are recognized in the profit and loss, within “Other operating income (expenses)” (Note 33).

	2014	2013

Fair value of the renovation of forests in the year	(197,088)	(13,127)
Growing of plantation (IMA, area and age)	69,153	(88,738)
Variation of price and discount rate	179,690	204,130

	51,755	102,265

Fair values of biological assets as of December 31, 2014 and 2013 were estimated by management. The biological assets are classified within Level3 of the fair value hierarchical level.

The Company has no biological assets pledged as of December 31, 2014.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

19                                  Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2012	1,815,686	1,489,759	7,402,677	208,907	214,361	43,171	11,174,561
Additions		342	14,310	(35,624)	347,837	2,696	329,561
Disposals	(31,202)	(3,641)	(97,443)	(148,966)		(13,608)	(294,860)
Depreciation		(121,831)	(676,386)			(15,123)	(813,340)
Disposals - Asset Light project (Note 1(e))	(544,126)	(52,402)					(596,528)
Transfers and others (*)	8,974	114,365	259,559		(371,169)	13,381	25,110

At December 31, 2013	1,249,332	1,426,592	6,902,717	24,317	191,029	30,517	9,824,504
Additions		18	6,325	(18,912)	360,348	1,715	349,494
Disposals	(57,202)	(10,140)	(44,467)	(3,726)		(11,306)	(126,841)
Depreciation		(128,368)	(657,191)			(12,081)	(797,640)
Transfers and others (*)	8,382	70,614	250,403	66	(335,495)	9,246	3,216

At December 31, 2014	1,200,512	1,358,716	6,457,787	1,745	215,882	18,091	9,252,733

(*)    Includes transfers between property, plant and equipment, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2014
Cost	1,200,512	2,683,585	13,256,939	1,745	215,882	168,474	17,527,137
Accumulated depreciation		(1,324,869)	(6,799,152)			(150,383)	(8,274,404)

Net	1,200,512	1,358,716	6,457,787	1,745	215,882	18,091	9,252,733

At December 31, 2013
Cost	1,249,332	2,650,750	13,219,529	24,317	191,029	223,623	17,558,580
Accumulated depreciation		(1,224,158)	(6,316,812)			(193,106)	(7,734,076)

Net	1,249,332	1,426,592	6,902,717	24,317	191,029	30,517	9,824,504

The annual average depreciation rates for property plant and equipment as of December 31, 2014, based on their useful life, are as follow:

Average rates

Buildings	4%
Machinery, equipment and facilities	5.5%
Others	10% to 20%

The balance of construction in progress is comprised mainly of expansion and optimization projects of the Company’s industrial units, being R$ 38,709 in the Jacareí unit, R$ 34,924 of forest area, R$ 83,736 of Fibria - MS, R$ 37,413 in the Aracruz unit, R$ 9,323 in Veracel.

Borrowing costs capitalized were calculated based on the weighted average cost of the eligible debts. During the first six months of 2014, the rate applied was 3.62% p.a., and, in accordance with our internal policy, it was revised in July to 3.40% p.a. In 2013, the rate used was 3.61% p.a. in the first semester and 3.84% p.a. in the second semester.

The amounts related to depreciation, depletion and amortization expenses were recorded in the Statement of Profit and Loss in “Cost of sales”, “Selling expenses” and “General and administrative expenses” (Note 33).

Property, plant and equipment given as collateral are disclosed in Note 23.

In 2013, the advances to suppliers disposals refers, substantially, to the Guaíba Project which was canceled.

The Company currently does not have items of fixed assets for which it expects to abandon or dispose or for which provision for asset retirement obligations would be required.

20                                 Intangible assets

	Annual	2014			2013
	amortization rate - %	Cost	Accumulated amortization	Net	Net

Goodwill - CGU Aracruz		4,230,450		4,230,450	4,230,450
Systems development and deployment	20	161,810	(135,107)	26,703	32,349
Intangible assets acquired in the business combination - Aracruz
Databases	10	456,000	(273,600)	182,400	228,000
Patents	15.9	129,000	(123,840)	5,160	25,800
Relationship with suppliers
Chemical products	6.3	165,000	(61,875)	103,125	113,438
Other		4,275	(10)	4,265	4,228

		5,146,535	(594,432)	4,552,103	4,634,265

(a)                                Roll forward of net book value

	2014	2013

At the beginning of the year	4,634,265	4,717,163
Additions	40	22
Amortization	(90,854)	(95,085)
Disposals	(20)
Transfers and others (*)	8,672	12,165

At the end of the year	4,552,103	4,634,265

Amortization of intangible assets was recorded in “General and administrative expenses” and “Other operating income (expenses), net”.

The impairment test for the goodwill related to the CGU Aracruz is described in Note 37.

21                                 Finance and operating lease agreements

(a)                                Financial leases

Financial leases correspond to the purchase of forestry equipment for harvesting trees and transporting timber as also for purchase of industrial equipment for processing of chemicals and oxygen. The financial lease agreements have purchase option at the end of period of the leasing.

The assets are recognized substantially under “Machinery, equipment and facilities” within property, plant and equipment and its respective obligation is recognized under “Other payables”.

	2014			2013
		Accumulated
	Cost	depreciation	Net	Net

Forestry equipment	5,935	(5,927)	8	322
Oxygen and chemical facilities	88,990	(32,661)	56,329	62,009

	94,925	(38,588)	56,337	62,331

The following is a detail of the present value and future minimum payments for each of the periods indicated below:

Years	Present value	Future value

2015	11,608	12,851
2016 to 2020	34,674	64,264
After 2020	29,959	41,769

	76,241	118,884

There are no restrictions imposed by financial lease agreements.

(b)                                Operating leases

(i)                                   Minimum non-cancellable payments

•             Land leases - the Company leases land for planting forests based on third-party operational leases as a source of raw materials for its production. The leases are for a period of up to 21 years. Lease payments, equivalent to market value are made according to the contract. The land lease agreements have renewal options of the lease period at market value.

•             Coastal transportation - the Company is party to 20-year long-term contract for coastal freight services for the domestic transportation by sea of raw materials utilizing maritime barges from the Caravelas (BA) to Portocel (ES) Terminals.

•             Ocean transportation - the Company is also a party to 25-year long-term contracts with STX Pan Ocean Co. Ltd. for sea freight services for transportation of pulp from Brazil to several ports in Europe, North America and Asia.

At December 31, 2014, minimum payments of future operating leases are as follows:

		Coastal	Ocean
Years	Land leasing	transport	transport

2015	90,542	57,785	99,529
2016 to 2017	177,741	115,570	199,058
2018 to 2020	251,582	173,356	298,587
After 2021	314,347	173,356	1,735,123

	834,212	520,067	2,332,297

(ii)                               Contingent payments

•             Forestry partnership agreements — as explained in Note 1(e), on December 30, 2013, the Company entered into a forestry partnership and a standing timber supply agreement for a maximum term of 24 years, with contingent payments related to the repurchase of the standing timber that the Counterparty has the right to receive. The purchase price is established in U.S. Dollars, as defined in the contract, and adjusted according to the US-CPI index.

Since there is not a mandatory volume of timber determined by the forestry partnership agreement that could guarantee a minimum payment to the Counterparty, there are no minimum future payments to be disclosed by the Company. During the years ended December 31, 2014 and 2013 the Company did not recognize any contingent payment with regards to this agreement.

22                                 Advances to suppliers - forestry partnership programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Under the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be settled through delivery of wood by forest producers.

	2014	2013

At the beginning of the year	726,064	740,310
Advances made	116,717	134,035
Wood harvested	(83,366)	(111,214)
Transfers to forests	(64,244)	(37,067)

At the end of the year	695,171	726,064

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

23                                 Loans and financing

(a)                                Breakdown of the balance by type of loan

	Average annual interest	Current		Non-current		Total
Type/purpose	rate - %	2014	2013	2014	2013	2014	2013

In foreign currency
BNDES - currency basket	6.4	62,307	53,038	409,594	304,091	471,901	357,129
Export credits (Finnvera)			52,210		173,244		225,454
Bonds - US$	5.6	11,154	1,547,708	1,825,189	1,816,385	1,836,343	3,364,093
Export credits (prepayment)	2.8	190,707	457,523	3,518,474	2,425,260	3,709,181	2,882,783
Export credits (ACC/ACE)	0.6	263,120	451,718			263,120	451,718

		527,288	2,562,197	5,753,257	4,718,980	6,280,545	7,281,177

In Reais
BNDES - TJLP	8.3	320,838	346,593	870,720	1,093,035	1,191,558	1,439,628
BNDES — Fixed rate	4.3	16,654		76,020		92,674
FINAME	4.1	4,978	4,853	5,451	10,410	10,429	15,263
NCE	13.4	83,507	46,770	630,742	942,665	714,249	989,435
Midwest Region Fund (FCO and FINEP)	8.1	12,124	11,948	24,940	35,646	37,064	47,594

		438,101	410,164	1,607,873	2,081,756	2,045,974	2,491,920

		965,389	2,972,361	7,361,130	6,800,736	8,326,519	9,773,097

Interest		51,957	94,946	65,710	35,337	117,667	130,283
Short-term borrowing		262,739	195,700			262,739	195,700
Long-term borrowing		650,693	2,681,715	7,295,420	6,765,399	7,946,113	9,447,114

		965,389	2,972,361	7,361,130	6,800,736	8,326,519	9,773,097

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

(b)                                Breakdown by maturity

Non-current portion of the debt at December 31, 2014:

	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total

In foreign currency
BNDES - currency basket	44,668	58,613	52,452	42,874	99,779	96,409	14,799			409,594
Bonds - US$					253,927				1,571,262	1,825,189
Export credits (prepayment)	256,198	477,999	815,233	1,493,783	475,261					3,518,474

	300,866	536,612	867,685	1,536,657	828,967	96,409	14,799		1,571,262	5,753,257

In Reais
BNDES - TJLP	171,589	156,281	112,538	84,783	142,884	150,136	43,772	8,737		870,720
BNDES - Fixed rate	20,001	20,001	19,066	13,290	3,662					76,020
FINAME	3,225	2,059	167							5,451
NCE	85,408	240,375	218,509	43,225	43,225					630,742
Midwest Region Fund (FCO e FINEP)	11,893	11,893	659	495						24,940

	292,116	430,609	350,939	141,793	189,771	150,136	43,772	8,737		1,607,873

	592,982	967,221	1,218,624	1,678,450	1,018,738	246,545	58,571	8,737	1,571,262	7,361,130

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency and interest rate

Loans and financing are broken-down in the following currencies:

	Currency
	2014	2013

Real	2,045,974	2,491,920
U.S. Dollar	5,808,644	6,924,048
Currency basket	471,901	357,129

	8,326,519	9,773,097

Loans and financing are broken-down by interest rate:

	Interest rate
	2014	2013

CDI	714,249	989,435
TJLP	1,192,900	1,397,463
LIBOR	3,730,467	3,107,014
Currency basket	471,901	357,129
Fixed rate	2,217,002	3,922,056

	8,326,519	9,773,097

(d)                                Amortization of transaction costs

The table below presents the annual effects of the amortization of transaction costs on the effective interest rate method:

	2014
						After
Description	2015	2016	2017	2018	2019	2020	Total

Bond - USD	3,127	3,127	3,127	3,127	3,127	8,148	23,783
Export credits (prepayment)	4,292	4,292	4,292	4,292	2,499	1,620	21,287

	7,419	7,419	7,419	7,419	5,626	9,766	45,070

The capitalization of transaction costs for loans and financing increases the average effective cost of the debt by 0.39% p.a.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(e)                                 Roll forward

	2014	2013

At the beginning of year	9,773,097	10,767,955
Borrowings	4,382,345	1,279,414
Interest expense	475,780	575,877
Foreign exchange losses	690,271	927,278
Repayments - principal amount	(6,636,153)	(3,320,157)
Interest paid	(491,173)	(602,112)
Bond early redemption transaction costs	133,233	113,759
Addition of transaction costs	(36,736)
Other (*)	35,855	31,083

At the end of the year	8,326,519	9,773,097

(*)    Includes amortization of transactions costs.

(i)                                   Export credits (prepayments, ACE and ACC)

In December 2014, we signed an export prepayment contract with 11 banks in the amount of US$ 500 million (equivalent then to R$ 1,370,150), of which US$ 129,750 thousand will mature through 2019 accruing an interest rate of 1.30% p.a. over the quarterly LIBOR, US$ 190.625 thousand will mature through 2019 accruing an interest rate of 1.40% p.a. over the quarterly LIBOR and US$ 179.625 thousand will mature through 2020 accruing an interest rate of 1.55% p.a. over the quarterly LIBOR. This line was used to early redeem loans and financing with higher costs and less attractive maturities.

In December 2014, we entered into two export contracts (ACE) in the amount of US$ 70 million (equivalent then to R$ 182,490), with maturities on December 24, 2014 and January 14, 2015 accruing and fixed interest rate of 0.18% p.a. The contracts were settled at the corresponding maturities dates.

During 2014, the Company, through its jointly-operation Veracel, entered into export contracts (ACC) in the amount of US$ 135 million (equivalent then to R$ 316,277), with maturities between July 2014 and June 2015 and fixed interest rate between 0.87% and 0.98% p.a. As at December 31, 2014, the outstanding balance was US$ 61 million (equivalent to R$ 161,763).

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH, entered into an export prepayment contract with four foreign banks, in the amount of US$ 200 million (equivalent then to R$ 464,960), with quarterly interest payments of 1.75% p.a. plus quarterly LIBOR (which can be reduced to 1.55% p.a., depending on the level of leverage and risk rating of the Company) with a five-year term.

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH, entered into an export prepayment contract, in the amount of US$ 100 million (equivalent then to R$ 232,480), with quarterly interest payments of 1.625% p.a. plus quarterly LIBOR with a five-year term.

In April 2013, the Company, through Fibria Trading International KFT., entered into an export prepayment contract with three banks in the amount of US$ 100 million (equivalent to R$ 201,540), with maturity until 2018 and an initial interest rate of 1.63% p.a. over the quarterly LIBOR.

In February 2012, Veracel entered into an export prepayment contract, in the amount of US$ 33 million

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(equivalent then to R$ 56,694), with semiannual payment of interest, at 5% p.a. plus LIBOR and a single payment of the principal with maturity in 2017.

In May 2011, the Company signed an export prepayment contract with 11 banks in the amount of US$ 300 million (equivalent then to R$ 488,850), bearing quarterly LIBOR plus 1.80% p.a., which can be reduced to 1.60%, depending on the level of leverage and risk rating of the Company with an eight-year term.

In September 2010, the Company, through its subsidiary Fibria International Trade GMBH, signed an Export Credit Contract with 11 banks in the amount of US$ 800 million (equivalent then to R$ 1,355,360), with maturities through 2018, bearing quarterly LIBOR plus 2.755% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. In March 2011, the Company prepaid the amount of US$ 600 million (equivalent then to R$ 992,760), with funds from the CONPACEL sale and the issuance of the Fibria 2021 Bond. In December, 2014, the Company prepaid the remaining balance in the amount of US$ 191 million (equivalent then to R$ 506,827), with funds from the new export prepayment contract released in the amount of US$ 500 million.

In September 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 250 million (equivalent then to R$ 423,550), with maturities through 2020, bearing semi-annual LIBOR plus 2.55% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. On December 2014, the Company prepaid the remaining balance in the amount of US$ 250 million (equivalents then to R$ 662,150).

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 535 million thousand (equivalent then to R$ 956,152), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The loans are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, 2010 funds totaling US$ 314 million (equivalent then to R$ 558,991) were released, and the remaining balance of US$ 221 million (equivalent then to R$ 389,310) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities. In April, 2011, the company prepaid the amount of US$ 100 million (equivalent then to R$ 160,970), and negotiated a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly depreciation). There were no changes in interest rates charged. In 2012, the Company prepaid the amount of US$ 200 million, with no changes on the other conditions of the contract. In 2013, was paid on the maturity date the amount of US$ 43 million. In 2014, was paid on the maturity date the amount of US$ 32 million and the final maturity was renegotiate for August 2019. After this transactions, the principal outstanding balance of these contract is US$ 160 million (equivalent to R$ 425,596).

(ii)                               Loans - VOTO IV (Bonds)

In June 2005, Votorantim Overseas Trading Operations Limited IV (“VOTO IV”), a company jointly-controlled together with Votorantim Participações, raised US$ 400 million in the international capital markets (equivalent then to R$ 955,000), maturing on June 24, 2020 and bearing annual interest of 7.75%. The Company received 50% of the total funds raised, i.e., US$ 200 million, equivalent then to R$ 477,000 million.

During 2013, the Company prepaid the total amount of US$ 42 million (equivalent to R$ 93,034). As a result of the early redemption, we recognized financial expenses amounting to R$ 13,496, of which R$ 12,341 related to the premiums paid on the repurchase transaction and R$ 1,155 relating to the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

proportional amortization of the transaction costs of the Bonds.

During 2014, the Company prepaid the total amount of US$ 61 million (equivalent to R$ 137,837). As a result of the early redemption, we recognized financial expenses amounting to R$ 33,169, of which R$ 30,137 related to the premiums paid on the repurchase transaction and R$ 3,032 relating to the proportional amortization of the transaction costs of the Bonds. Following this early redemption, the principal outstanding balance of these Bonds at December 31, 2014 is US$ 97 million (equivalent to R$ 257,266).

(iii)                           Loans - Bonds

Fibria 2024

In May 2014, the Company, through its subsidiary Fibria Overseas Finance Ltd., raised US$ 600 million (through the Bond “Fibria 2024” then equivalent to R$ 1,329,840), maturing in ten years, subject to fixed interest of 5.25% p.a. The funds were received on May 12, 2014 and a portion of the fund raised was used to the early redeemed of the Bond “Fibria 2021”.

Fibria 2021

In March 2011, the Company, through Fibria Overseas Finance Ltd., raised US$ 750 million (“Fibria 2021” equivalent then to R$ 1,240,875) in the international markets, maturing in ten years, with a repurchase option starting 2016, accruing semi-annual interest at 6.75% p.a.

During 2013, Fibria prepaid and canceled, with own resources, the amount of US$ 189 million (equivalent to R$ 411,013). As a result of the early redemption, we recognized financial expenses amounting to R$ 34,647, of which R$ 30,959 related to the premiums paid on the repurchase transaction and R$ 3,688 to the proportional amortization of the transaction costs of the Bonds.

During 2014, Fibria prepaid and canceled, with own resources, 100% of the remaining balance in the amount of US$ 561 million (equivalent to R$ 1,290,229). As a result of the early redemption, we recognized financial expenses amounting to R$ 160,449, of which R$ 149,999 related to the premiums paid on the repurchase transaction and R$ 10,450 to the amortization of the transaction costs of the Bonds.

“Fibria 2020” and “Fibria 2019” bonds

In October 2009, the Company, through Fibria Overseas Finance Ltd., raised US$ 1 billion (“Fibria 2019” equivalent then to R$ 1,744,000) in the international markets, maturing in ten years, accruing semi-annual interest at 9.25% p.a. In May 2010, the Company announced an offer to exchange the Fibria 2019 Bonds for the “Fibria 2020” Bonds, in order to reduce interest cost, improve the liquidity of the security and renegotiating covenant clauses. The participation in the exchange offer was 94%.

In May 2010, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million (“Fibria 2020” equivalent then to R$ 1,339,650) in the international markets, maturing in ten years and with a repurchase option starting 2015, accruing semi-annual interest at 7.50% p.a.

In July 2012, the Company made a tender offer to early redeem the “Fibria 2020” Bonds and as a result early redeemed, the amount of US$ 514 million (equivalent then to R$ 1,044,698) of debt issued under the “Fibria 2020” Bond, with proceeds from the public offering of shares.  The early repurchase generated a charge of R$ 150,917 recorded under “Financial Expenses” corresponding to R$ 62,158 of

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

the premium offered to the bondholders for the early redemption and R$ 88,759 of transaction costs expensed upon repurchase.

During 2013, Fibria prepaid and canceled, with own resources, the amount of US$ 666 million (equivalent to R$ 1,347,142) of the “Fibria 2020” Bond, with original maturity in May 2020. As a result of the early redemption, we recognized financial expenses amounting to R$ 302,152, of which R$ 193,236 related to the premiums paid on the repurchase transaction and R$ 108,916 relating to the proportional amortization of the transaction costs of the Bonds.

During 2014, Fibria prepaid and canceled, with own resources the remaining balance in the amount of US$ 690 million (equivalent to R$ 1,595,706) of the “Fibria 2020” Bond, with original maturity in May 2020. As a result of the early redemption, we recognized financial expenses amounting to R$ 299,768, of which R$ 179,809 related to the premiums paid on the repurchase transaction and R$ 119,959 relating to the proportional amortization of the transaction costs of the Bonds.

In October 2014, Fibria prepaid and canceled, with own resources the remaining balance in the amount of US$ 63 million (equivalent to R$ 152,521) of “Fibria 2019”, with original maturity in October 2019 and fixed interest rate of 9.25% p.a. As a result of the early redemption, we recognized financial expenses amounting to R$ 7,054 related to the premiums paid on the repurchase transaction.

(iv)                            BNDES

On December 31, 2014, including the existing contracts from 2005, the outstanding balance of the contracts signed with BNDES loans was R$ 1,756,133, of which R$ 1,191,558 subject to interest rate from TJLP, R$ 92,674 on a pre-fixed interest rate and, R$ 471,901 linked to a Currency basket.

On December 31, 2014, considering only the 50% of our partnership, Veracel had total principal amount outstanding of R$ 94,771, repayable from 2014 to 2021, with a portion subject to interest ranging from TJLP plus 1.8% to 3.3% p.a. and UMBNDES (an index based on a basket of currencies, substantially the U.S. Dollar) plus 1.8% p.a.

In 2014, Fibria entered into four contracts through the credit limit of R$ 1.7 billion defined in 2011, in the amounts of R$ 25,600 (industries investments financing), R$ 27,300 (IT projects financing), R$ 24,900 (acquisition of trucks) and R$ 5,500 (social projects). In 2013, the amounts related to these contracts were R$ 499.3 million (forestry projects financing), R$ 49.9 million (industries investments financing), R$ 30.7 million (IT projects financing) and R$ 167.8 million (reforest financing in areas of preservation). A total of R$ 282,600 was released in 2014 (R$ 267,427 in 2013).

On December 31, 2013, including the existing contracts since 2005, the outstanding balance of the contracts signed with BNDES was R$ 1.797 billion, being, R$ 1.440 billion subject to interest rate on the TJLP and, R$ 357 million to a Currency basket.

In the first semester of 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest for a portion at the TJLP plus 0% to 4.41% and for the remaining portion at the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a., with maturity through July 2017. Regarding this financing agreement, 93% of this total amount had been released and we do not intend to draw down the remaining balance. UMBNDES is an index based on a basket of currencies, substantially the U.S. Dollar.

In the second semester of 2008, a financing agreement with BNDES totaling R$ 540,000 was approved, bearing TJLP plus 1.36% to 1.76% for part of the loan and UMBNDES plus 2.45% p.a., with the final maturity to April 2015. Currently, 62% of this total amount has been released and we do not intend to

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

draw down the remaining balance.

In November 2006, a financial agreement was executed into with BNDES, in the amount of R$ 596 million, of which, 99% has already been released in December 31, 2013, bearing interest at the TJLP plus 0% e 2.9% p.a. for portion of the loan and UMBNDES plus 1.4% to 2.4% p.a. for the other portion, maturing from 2009 to 2016.

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

(v)                                Export Credit Note (NCE)

In June 2013, the Company entered into an Export Credit Note (NCE) contract with Banco do Brasil, in the total amount of R$ 497,745, with final maturity in 2018 and interest rate of 105.85% of the CDI. This contract is also linked to a cross-currency interest rate swap contract in order to exchange Reais to U.S. Dollars and change of the variable rate to fixed rate, being the final cost 4.16% p.a. plus foreign exchange currency.

In September 2012, the Company signed an NCE totaling R$ 172,899, with semiannual payment of interest of 100% of CDI and amortization of the principal in four annual settlements as from 2017. This contract is also linked to a cross-currency interest rate swap contract in order to exchange Reais to U.S. Dollars and change of the variable rate to fixed rate, being the final cost 4.90% p.a. plus foreign exchange currency.

In September 2010, the Company signed an NCE totaling R$ 427,500, maturing in 2018 and bearing charges of CDI plus 1.85% p.a. In connection with this NCE a swap was contracted to convert the floating rate in Reais to a fixed rate of 5.45% in U.S. Dollar. On June 2013, the Company prepaid the amount of R$ 205,924 (40% of the outstanding balance) of NCE with Safra Bank, had been obtained a reduction in the cost for the remaining balance from 100% of the CDI plus 1.85% p.a. to 100% of the CDI plus 0.85% p.a. and final maturity in 2018. On December 2014, the Company prepaid 100% of the remaining balance of these contract, in the amount of R$ 326,134.

(vi)                            Export credit (Finnvera)

In September 2009, the Company entered into a loan agreement with FINNVERA (Finnish Development Agency, which provides credit to companies committed to sustainability programs) in the amount of € 125 million at semi-annual LIBOR plus 3.325% p.a., maturing in eight-and-a-half years.

In February 2014, through Fibria-MS we made an early repayment, with available funds, in the amount of US$ 96 million (equivalent then to R$ 233,996). As a result of the early repayment, we recognized financial expenses amounting to R$ 3,540, related to the amortization of corresponding transaction costs.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(vii)                        Fund for the financing of the Brazilian Midwest Region (FCO)

In December 2009, the Company entered into a loan agreement for R$ 73,000 with Banco do Brasil through its subsidiary Fibria - MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

(viii)                    Covenants

Certain of the Company’s financing agreements contain covenants establishing maximum levels of indebtedness and leverage, as well as minimum coverage of outstanding amounts.

Covenants

The Company’s debt financial covenants, are measured based on consolidated information translated into U.S. Dollars. The covenants specify that indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.4.4)) cannot exceed 4.5x.

The Company is in full compliance with the covenants established in the financial contracts at December 31, 2014.

The loan indentures with debt financial covenants also present the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

(ix)                            Loans and financing guarantees

At December 31, 2014, certain loans and financing are guaranteed mainly by property, plant and equipment items from Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Aracruz (State of Espírito Santo) units, with a net book value of R$ 6,541,124 (December 31, 2013 - R$ 6,966,056), considered sufficient to cover the corresponding loans and financing amounts.

(x)                                Unused credit lines

In 2014, the Company obtained two revolving credit facilities in local currency with Banco Bradesco and Banco Itaú, in the total amounts of R$ 300 million and R$ 250 million, respectively, which are available for four years at an interest rate of 100% of the CDI plus 2.1% p.a. when fully used. During the unused period the Company will pay a commission in Reais of 0.35% p.a. and 0.33% p.a. quarterly and monthly, respectively. The Company has not used this credit facility. The value related to this commission is recorded as current liability under “Other payable”.

In March 2014, the Company, through Fibria International Trade GmbH obtained a revolving credit facility with 11 foreign banks in the amount of US$ 280 million available for four years, with  interest

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

payable quarterly at quarterly LIBOR rate plus from 1.55% p.a. to 1.70% over the disbursed amounts. For unused amounts the Company is charged an equivalent to 35% of the agreed interest cost on a quarterly basis. The Company has not used this credit facility. The value related to this commission is recorded as current liability under “Other payable”.

In April 2013, the Company obtained a revolving credit facility with Banco Bradesco, in the amount of R$ 300,000 with availability for five years and an interest rate of 100% of the CDI plus 1.5% p.a., when fully used. During the unused period, the Company will pay a commission in Reais of 0.05% p.a. quarterly. The Company has not used this credit facility.

In May 2011, the Company, through its international subsidiary Fibria Trading International Ltd. obtained a revolving credit facility with 11 foreign banks, in the amount of US$ 500 million with availability of four years and interest payable quarterly at quarterly LIBOR plus from 1.40% to 1.70% over the disbursed amounts. For unused amounts the Company is charged an equivalent to 35% of the agreed interest cost on a quarterly basis. In March 2014, the Company canceled this credit line.

The total amount paid related to unused credit lines until December 31, 2014 was R$ 5,493.

24                                 Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against probable unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel. Provisions and corresponding judicial deposits are as follows:

	2014			2013
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	88,858	100,604	11,746	86,921	102,906	15,985
Labor	52,304	174,179	121,875	55,250	152,442	97,192
Civil	16,400	27,361	10,961	9,503	25,164	15,661

	157,562	302,144	144,582	151,674	280,512	128,838

The Company has tax and civil claims arising in the normal course of business that are assessed as possible (but not probable) losses by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2014, these claims amount to: tax R$ 5,470,144 (see item (b) below) and civil R$ 1,234,542.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

The change in the provision for contingencies is as follows:

	2014	2013

At the beginning of the year	280,512	282,827
Settlement	(7,280)	(18,489)
Reversal	(37,458)	(106,714)
New litigation	17,723	60,633
Accrual of financial charges	48,647	62,255

At the end of the year	302,144	280,512

(a)                                Comments regarding probable tax contingencies

The tax processes with probable loss are represented by discussions related to federal, state and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure for the Company.

(b)                                Comments regarding possible tax contingencies

Estimated Amount

Tax incentive - agency for the development (i)	110,596
IRPJ/CSL - partial approval (ii)	176,360
IRPJ/CSLL - Newark (iii)	237,410
Income tax assessment - IRPJ/CSLL - swap of industrial and forestry assets (iv)	1,971,497
Income tax assessment - IRPJ/CSLL - Fibria Trading International (v)	302,993
Income tax assessment - IRPJ/CSLL - Fibria Trading International II (vi)	288,940
Income tax assessment - IRPJ/CSLL - Fibria Overseas Holding (vii)	72,931
Other tax liabilities (a) (viii)	2,309,417

Total possible tax contingencies	5,470,144

(a)    Includes R$ 95,170 related to Veracel.

(i)        Tax incentives - Agency for the Development of Northeastern Brazil (ADENE)

The Company, in December 2002, requested and was granted by the Brazilian Federal Revenue Service (Receita Federal do Brasil) the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

In January 2004, the Company was served Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, the right to

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

use the benefit previously granted is unfounded and will be cancelled.

Due to the termination of the benefit, the Brazilian Federal Revenue Service (Receita Federal do Brasil) served the Company an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussion, the assessment notice was partially upheld and recognised the Company’s right of usage the tax incentive until 2003.

Company’s management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or with respect to future periods, the reason for being pending of decision.

(ii)     Income tax/CSLL - partial approval

The Company has requests for the compensation of 1997 tax losses, with Amounts owing the tax authorities. The authorities approved only R$ 83 million, which generated a debt of R$ 51 million (R$ 176,360 updated as at December 31, 2014). The Company timely appealed the rejection of the tax credits and obtained partially favorable decision.

(iii)  Income tax/CSLL - Newark

Fibria received, in December 2007 and December 2010, two tax assessments in the amount, together, of R$ 237 million alleging that Newark Financial Inc., an offshore company controlled by VCP Exportadora e Participações Ltda. (a Fibria predecessor subsidiary) underpaid taxes in 2005. Based on advice from internal and external counsel the probability of loss for the first tax assessment (December 2007 - R$ 127 million) is remote and the probability of loss for the second tax assessment (December 2010 - R$ 110 million) is possible.

(iv)     Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

On December 2012, the Company received a tax assessment for the collection of income tax and social contribution of R$ 1,666 million, of which R$ 556 million corresponds to the alleged tax due and R$ 1,110 million corresponds to fines and interest. The tax authorities allege the existence of a capital gain in February 2007, when the Company executed an agreement with International Paper for the swap of industrial and forestry assets. On January 9, 2013, the Company filed an appeal.

On November 13, 2013 a decision was issued by the Regional Office of Judgment from Brasília — Federal District, in favor of the appeal filed by the Company. A judicial decision of the counter-appeal presented by the tax authorities is pending. Based on the review by the Company´s internal and external legal advisors, the probability of loss was classified as possible.

(v)    Tax assessment - IRPJ/CSLL - Fibria Trading International

In October 2013, the Company received a tax assessment with respect to our share of 2010 earnings of Fibria Trading International which we recognized on the equity method. We obtained a favorable decision in the first administrative level, subject to appeal.

(vi)     Tax assessment - IRPJ/CSLL - Fibria Trading International II

In June 2014, the Company received a tax assessment notice with respect to the earnings of Fibria Trading International, related to 2010, which was recognized by Fibria’s former subsidiary Normus

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(incorporated by the Company on June 2013) based on the equity method. Therefore, this tax assessment issued by the Brazilian Federal Revenue Service did not reflect the accumulated losses in previous years. For that reason, on July 2014 we presented appeal.

(vii)Tax assessment - IRPJ/CSLL - Fibria Overseas Holding

In October 2014, the Company received a tax assessment notice with respect to the earnings of Fibria Overseas Holding, related to 2009, which was recognized by Fibria’s former subsidiary Normus (incorporated by the Company on June 2013) based on the equity method. As the Company had losses in 2009, the tax assessment did not consider the accumulated losses and also that the period considered in this tax assessment was included by us in the Tax Refinancing Program (REFIS), issued by the Law 12,865/2013. For that reason, in November 2014, we presented appeal.

(viii) Others tax liabilities with probability of loss classified as possible

Fibria has more than 600 legal cases for individual amounts of less than R$ 100 million. The amount involved in all of these legal cases is R$ 2,309,417. The average value of each case is R$ 3.8 million.

(c)     Comments on labor/civil proceedings

The Company is a party to approximately 5,612 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and 1,176 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

(i)       Comments on civil proceeding case

In June 2012, a Public Civil Action was filed by the Federal Public Ministry to prohibit the Company´s trucks from using federal highways above weight restrictions and alleged damage to federal highways, the environment and economic order. The updated amount of R$ 1,042,376 as at December 31, 2014, was given by the Federal Public Ministry for the proceeding. The Company successfully appealed against the decision and also filed appeal for the others matters of the Action. The proceeding is in its initial stage.

(d)    Comments on tax cases

(i)        BEFIEX Program asset

In March 2014, we filed a request for an IPI premium credit, related to the final favorable court decision obtained by us in October 2013, for tax incentives on exports (BEFIEX) in the period between December of 1993 and May of 1997.

The IPI Premium Credit was a fiscal financial benefit to exporting companies, established as a form of compensation paid for the acquisition of raw materials. Numerous legal disputes have arisen with respect to the date of termination of the benefit.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

On June 2, 2014, we obtained from the Federal tax authority approval to use an IPI premium credit, in the amount of R$ 860,764 (R$ 568,104, net of income taxes), arising from the exports during the term of the BEFIEX Program.

The credit was recorded by us as an asset under “Other assets” and as a credit in the Statement of profit or loss under “Other operating income, and will be used to offset future payments of federal taxes.

(e)     Remaining judicial deposits

The Company has judicial escrow deposits at December 31, 2014 the amount of R$ 135,640 (R$ 106,060 in December 31, 2013) for cases classified by external legal advisors as of remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, Income taxes and to contributions to the INSS, among other of smaller amounts. The deposits also include R$ 41,084 of the credit balance of REFIS (Note 25).

25                                 Tax Amnesty and Refinancing Program (“REFIS”)

(a)                 Law 12,865/13 and Provisional Measure 627/13 — Foreign earnings

In 2013, the Tax Amnesty and Refinancing Program (REFIS) was established, arising from tax assessments over earnings of Brazilian controlled or associated entities offshore companies.

On November 25, 2013elected to join the program including its tax assessments received by its former subsidiary Normus, (Note 24 (b)(i)), discounted 30% of the principal upon use of credits from tax losses, and thereby reducing  of fines,  interest and legal charges.

The REFIS program required that the Company settle R$ 560,453, of which R$ 392,317 was through cash disbursements made on November 27, 2013 and R$ 168,136 by way of available income tax carryforward losses.

(b)                                Law 11,941/09

In November 2009, the Company elected to join a REFIS program and on June 28, 2011, agreed the amount of the eligible liabilities after meeting all formal requirements established in the legislation.

After taking into account the legal right to offset judicial deposits related to the liabilities it was determined that the deposits exceed the outstanding debt (after the reductions established by the program) and hence the remaining balance was in favor of the Company.  At December 31, 2014 the balance is R$ 41,084, and it is presented within non-current assets under “Judicial deposits”.

26              Long-term commitments

Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for an average period of nearly ten years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimums agreed under the agreements, and for

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

that reason there is no liability accounted for at December 31, 2014. The contractual obligations assumed at December 31, 2014 correspond to R$ 202,361 per year (R$ 228,057 at December 31, 2013).

27                                 Shareholders’ equity

(a)             Capital

The Company is authorized to increase its capital up to 150,000,000 new common shares, by resolution of the Board of Directors, which will decide the price and the number of shares to be issued, as well as the term and the conditions of payment.

At December 31, 2014 and 2013, fully subscribed and paid-up capital is represented by 553,934,646 nominative common voting shares without par value.

The share issuance costs in the amount of R$ 11,771 refers to the capital increase occurred in 2012.

(b)             Dividends

The Company’s by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

2014

Net income attributable to the shareholders of the Company	155,584
(-) Legal reserve (5%)	(7,779)

Calculation basis	147,805

Minimum mandatory dividends (25%)	36,951

No dividends were declared for the year ended December 31, 2013 as the Company generated losses.

(c)                                 Statutory reserves

The legal reserve is constituted under Brazilian corporate law through the appropriation of 5% of the net income for the year.

The investment reserve, corresponding to the balance of retained earnings, after the appropriation of the legal reserve, mainly relates to earnings reserved to meet the investment plans, modernization and maintenance of plants, as approved by the Statutory Audit Committee and the Board of Directors.

(d)             Treasury shares

As at December 31, 2014, the Company holds in treasury 342,824 common shares with a unit value of R$ 30.18 per share, which corresponds to R$ 10,346.

(e)              Other reserves

The amount of R$ 1,613,312 as at December 31, 2014 (R$ 1,614,270 as at December 31, 2013) refers, mainly, to the effects of the fair value valuation of the prior interest of Votorantim Celulose e Papel S.A. (“VCP”) (predecessor company) in Aracruz, at the date of the business combination occurred in 2009.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(f)      Share-based payments

Share options are granted to Company’s CEO, Officers and General Managers. The exercise price of the granted options is equal to the share’s weighted average price in the three months prior to the date of the grant, without discount or indexation. Options are conditional on the CEO, the Executive Officers and General Managers completing three years’ service (the vesting period) from the grant date, subject to the group achieving its target. The options have a contractual option term of six years. The Company has no legal or constructive obligation to repurchase or settle the options in cash (Note 29(ii)).

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant date	Expiration date	Exercise price per share options	2014
01/01/2014	31/12/2016	27.90	1,232

			1,232

28                                 Employee benefits

(a)                                Variable remuneration program

The Company maintains a performance based bonus program for its employees, which is tied to its performance plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2014 was R$ 69,573 (December 31, 2013 - R$ 55,742 and December 31, 2012 - R$ 56,402).

(b)                                Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s rules, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2014 amounted to R$ 9,288 (R$ 8,829 as of December 31, 2013 and R$ 8,519 as of December 31, 2012).

(c)                                 Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company’s employees covered in this agreement, their dependents, until they come of age, and their spouses, for life.

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit. The amount recorded as expenses for the year ended December 31, 2014 was R$ 7,567 (R$ 4,065 as of December 31, 2013 and R$ 4,647 as of December 31, 2012).

The actuarial methods are based on economic and biometric assumptions, as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	Actuarial assumptions
	2014	2013

Discount rate - %	6.00	6.25
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	5.0	5.0
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

The sensitivity analysis of the obligation related to the healthcare plan regarding changes in the main assumptions is the follows:

	Change in assumptions	Increase in assumptions	Decrease in assumptions

Discount rate - %	0.50%	Decrease of 5.6%	Increase of 6.2%
Trend rate of medical costs - %	0.50%	Increase of 6.5%	Decrease of 5.9%
Mortality	1 year	Increase of 4.3%	Decrease of 4.2%

The sensitivity analysis is based on changes in just one assumption while the other assumptions remain unchanged.

The actuarial obligation, recorded under “Other payables”, is as follows:

	2014	2013

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the year	76,579	93,934
Cost of current service from:
Interest on actuarial obligations	12,697	7,750
Benefits paid	(3,945)	(3,684)
Actuarial (gain) losses in the “Other comprehensive income”	7,288	(21,421)
Disposals	(1,185)

Present value of actuarial obligations at end of the year	91,434	76,579

(d)                                Employee benefits expenses

	2014	2013	2012

Payroll, profit sharing and related charges	589,472	501,453	497,327
FGTS and other rescission indemnifications	35,886	37,972	36,572
INSS	14,985	17,888	82,701
Others	29,105	24,801	13,717

	669,448	582,114	630,317

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

29                                 Compensation program based on shares

(i)                                   Phantom Stock Options (PSO)

On April 28, 2010, the Board of Directors approved the Long-term Incentive Program, which consists of a plan to grant Phantom Stock Options, the 2009 and 2010 Programs, with the purpose of incentivize executives in the Company growth in the medium and long term, allowing their participation in the increase in value of the Company’s shares.

The program is based on the PSO concept, which consists of an award in cash based on the appreciation, of the shares of the Company, as compared to a predetermined price during a predetermined period. The awards cannot be settled in shares. The Company’s CEO and the Officers are eligible for the plan.

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

The Programs awarded up to December 31, 2014 are presented below:

Programs
Program	Award date	Vesting period	Expiration date	Options	Exercise price

2009	08/26/2010	08/27/ 2010	12/31/ 2016	17,889	27.55
2009	08/26/ 2010	12/26/ 2010	12/31/ 2016	17,889	27.55
2009	08/26/ 2010	10/27/ 2011	12/31/ 2016	17,889	27.55
2010	08/26/ 2010	08/28/ 2013	12/31/ 2017	37,997	27.55
2011	01/02/ 2012	01/02/ 2014	12/31/ 2018	67,656	28.31
2012	01/02/ 2012	01/02/ 2015	12/31/ 2019	278,724	14.09
2013	01/02/ 2013	01/02/ 2016	12/31/ 2020	241,032	20.37

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

The following economic assumptions were used at December 31 of each year:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

	2014	2013

Annualized volatility of share price - % (i)	3.69	3.35
Risk free return rate - % (ii)	11.57 to 13.02	9.77 to 13.22
Average price of shares (average of three prior months)	27.17	27.90
Options exercise price	19.55	19.55
Weighted-average term of vesting of option (months)	4.37	13.69
Weighted-average term of life of option (months)	59.74	71.91
Fair value of option resulting from the model (average)	3.95	5.19

(i)            Based on the daily volatility price for a three-month period.

(ii)         The curve of fixed-DI interest rate (Brazil) at the measurement date was utilized.

As result of the increase in the quoted market price of the FIBR3 shares in 2014 the fair value of the options as of December 31, 2014 was R$ 7,016 (R$ 5,425 as of December 31, 2013).

The settlement of this benefit plan for executives will be made by the Company in cash when the options are exercised.

The change in the number of SPO and their corresponding weighted average prices for the period are presented below:

	2014		2013
	Number of SPO	Weighted average price for exercise of options - Reais	Number of SPO	Weighted average price for exercise of options - Reais

Outstanding at the beginning of the year	679,075	19.55	607,399	21.57
Granted during the year			241,032	20.37
Forfeited			(169,356)	27.94

Outstanding at the end of the year	679,075	19.55	679,075	19.55

Exercisable options at the end of the year	597,782	19.45	424,491	20.44

For the year ended December 31, 2014 compensation expense of R$ 7,016 was recorded in “General and administrative expenses” and the corresponding provision in “Other payables” (R$ 5,425 as at December 31, 2013).

(ii)                               Stock Options

In 2014, the Board of Directors approved another Long-term Incentive Program, which consists of a plan to grant Options to purchase Shares, effective as from January 1, 2014, with the purpose of incentivize executives in the Company growth in the medium and long term, allowing their participation in the increase in value of the Company’s shares. The Company’s CEO, Officers and General Managers are eligible for the plan.

The Stock Option plan is managed by the Board of Directors of the Company, that establishes grant programs annually, and is responsible for defining: (i) the beneficiaries of the options, (ii) the total number of options of each grant, and the number of each type of options to which each Beneficiary will

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

be entitled individually, (iii) the goals related to performance to establish criteria for the selection of beneficiaries and determining the number of options to be granted to each beneficiary, and (iv) the form and time of payment of the exercise price of the options.

The Stock Option plan can only be exercised after a vesting period of three years, as from the grant date established in the contracts, and the maximum period for the exercise of the option is six years since granted.

The exercise price of the options at the award date is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

Assumptions and calculation of fair value of options granted

The fair value of each option granted was estimated at the grant date based on the Black & Scholes option pricing model. The significant inputs into the model were:

Grant					Fair value assumptions
Free
	Grant-	Number of	Exercise	Fair value	Expectations		interest	Term
Program	date	options	price	of options	Dividends	Volatility	rate risk	maturity

2014	01/01/2014	349,091	27.90	10.59	—	36.27%	12.26% p.a.	3 years

The settlement of this benefit plan for executives will be made by the Company in shares when the options are exercised.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2014
	Average exercise price per share option	Options

At the beginning of the year
Granted	27.90	349,091

At the end of the year	27.90	349,091

In 2014, compensation expense with the options to purchase shares of R$ 1,232 was recorded in “General and administrative expenses” and the corresponding provision in “Capital reserve”.

30     Asset retirement obligations

The Company uses judgment and various assumptions when determining the asset retirement obligation. Environmental obligations relate to future obligations to restore/recover the environment arising from the right of use of the asset, which causes environmental damages as a result of the activities of the project or from regulatory requirements of the environmental agencies, and which are

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

required to be compensated.

The dismantling and retirement of an asset occurs when it is permanently retired, through its shutdown, sale or disposal. This future long term obligation accrues interest which is recorded as a financial expense in profit and loss and it is also adjusted for inflation. Depreciation expense of the asset retirement obligation asset is recorded in profit and loss.

In 2014, we recognized financial expenses in the amount of R$ 1,369 regarding the present value adjustments of the provision for asset retirement.

The balance of the provision for asset retirement obligations as of December 31, 2014 amounted to R$ 12,946 and it is included in non-current “Other payables” (R$ 14,315 as of December 31, 2013).

31                                 Revenue

(a)                                Reconciliation

	2014	2013	2012

Gross amount	8,762,454	8,053,038	7,208,452
Sales taxes	(152,719)	(130,175)	(138,820)
Discounts and returns (*)	(1,526,132)	(1,005,457)	(895,259)

Net revenues	7,083,603	6,917,406	(6,174,373)

(*)  Related mainly to trade discounts.

(b)                               Information about markets

	2014	2013	2012

Revenue
Domestic market	590,773	503,649	508,533
Export market	6,412,432	6,341,772	5,597,725
Services	80,398	71,985	68,115

	7,083,603	6,917,406	6,174,373

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

(c)                                 Information by geographic areas

The geographic areas are determined based on the customer location. The Company’s revenue classified by geographic areas is described below:

	2014	2013	2012

Europe	2,935,260	2,679,705	2,539,214
North America	1,706,428	1,930,893	1,581,021
Asia	1,768,974	1,708,368	1,454,963
Brazil and others	672,941	598,440	599,175

	7,083,603	6,917,406	6,174,373

32                                 Financial results

	2014	2013	2012

Financial expenses
Interest on loans and financing	(475,780)	(575,877)	(681,839)
Loan commissions	(23,955)	(22,118)	(72,840)
Financial charges upon partial repurchase of Bond	(498,583)	(350,295)	(150,917)
Others	(42,279)	(68,236)	(38,848)

	(1,040,597)	(1,016,526)	(944,405)

Financial income
Financial investment earnings	91,299	96,942	151,728
Others	42,651	13,781	15,918

	133,950	110,723	167,646

Gains (losses) on derivative financial instruments
Gain	379,965	376,750	438,896
Losses	(386,201)	(592,063)	(623,361)

	(6,236)	(215,313)	(184,465)

Foreign exchange and losses
Loans and financing	(690,271)	(910,316)	(803,641)
Other assets and liabilities (*)	(31,571)	(22,591)	68,640

	(721,842)	(932,907)	(735,001)

Net financial result	(1,634,725)	(2,054,023)	(1,696,225)

(*)  Includes the effect of foreign exchange gains/losses on cash and cash equivalents, trade accounts receivable, trade payables and others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

33                                 Expenses by nature

	2014	2013	2012

Cost of sales
Depreciation, depletion and amortization	(1,848,202)	(1,833,548)	(1,811,974)
Freight	(810,061)	(774,851)	(691,994)
Labor expenses	(460,741)	(412,624)	(442,459)
Variable costs	(2,426,533)	(2,361,665)	(2,290,831)

	(5,545,537)	(5,382,688)	(5,237,258)

Selling expenses
Labor expenses	(25,372)	(19,881)	(17,541)
Selling expenses (*)	(313,741)	(299,979)	(260,326)
Operational leasing	(2,165)	(1,758)	(1,310)
Depreciation and amortization charges	(8,481)	(6,957)	(12,609)
Other expenses	(15,455)	(18,963)	(6,265)

	(365,214)	(347,538)	(298,052)

General and administrative and directors’ compensation expenses
Labor expenses	(113,762)	(122,223)	(113,915)
Third-party services (consulting, legal and others)	(107,470)	(111,480)	(103,149)
Depreciation and amortization charges	(17,311)	(22,656)	(23,725)
Donations and sponsorship	(7,978)	(5,690)	(9,402)
Taxes and contributions	(6,608)	(5,851)	(4,628)
Operating leases and insurance	(9,245)	(9,198)	(8,657)
Other expenses	(23,248)	(23,033)	(22,526)

	(285,622)	(300,131)	(286,002)

Other operating expenses, net
Program of variable compensation to employees	(69,573)	(55,742)	(56,402)
Capital gain on land and buildings sold - Asset Light (Note 1(e))		799,040
Tax credits	852,291	107,459	93,152
Loss (gain) on disposal of property, plant and equipment	(68,297)	(220,936)	64,419
Change in fair value of biological assets (Note 18)	51,755	102,265	297,686
Reversal of provision for contingencies	14,230	116,042
Others	(10,399)	(24,730)	(44,829)

	770,007	823,398	354,026

(*)  Includes handling expenses, storage and transportation expenses and sales commissions, among others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

34                                 Insurance

The Company has insurance coverage for operational risks, with a maximum coverage of R$ 5.5 million. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$ 25 million corresponding to R$ 66,750 on December 31, 2014. Fibria’s management considers these amounts to be sufficient to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective until July 31, 2015, renewable for additional 12 months.

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

	2014	2013	2012

Numerator
Net income (loss) attributable to the shareholders of the Company	155,584	(706,422)	(704,706)

Denominator
Weighted average number of common shares outstanding	553,591,822	553,591,822	524,925,157

Basic earnings (loss) per share (in Reais)	0.28	(1.28)	(1.34)

The weighted average number of shares in the periods is represented by a total number of shares of 553,934,646 issued and outstanding for the year ended December 31, 2014 and 2013, without considering the 342,824 treasury shares of shares in the year ended December 31, 2014 and 2013. During the year 2014 and 2013 there were no changes in the number of shares of Company.

(b)                                Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the year plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

2014

Numerator
Net income attributable to the shareholders of the Company	155,584

Denominator
Weighted average number of common shares outstanding	553,591,822
Dilution effect
Stock options	349,091
Weighted average number of common shares outstanding adjusted according to dilution effect	553,940,913

Diluted earnings per share (in Reais)	0.28

There was no dilutive effect in 2013 and 2012.

36                                 Non-current assets held for sale

The Losango project assets have been classified as held for sale since June 2011 (Note 1(d)).

	2014	2013

Losango Project
Biological assets	284,217	284,217
Property, plant and equipment - substantially land	305,632	305,632
Others	8,408

	598,257	589,849

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

37                                 Impairment testing

As of December 31, 2014 and 2013, the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described on the item (a) below. As a result, as described in the item (b) below, the Company performed an impairment analysis of its long lived assets.

(a)                                CGUs with goodwill allocated - Aracruz

In December 2014, the Company determined the need to perform an impairment analysis of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash flow model for the group of CGUs. The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows which represent the Company’s best estimate approved by management. The impairment test did not result in the need to recognize an impairment loss.

Goodwill allocated to the group of CGUs (Aracruz and Veracel) amounted to R$ 4,230,450 at December

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2014

In thousands of Reais, unless otherwise indicated

31, 2014.

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

Cash flows for a period of ten years were considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC rate less the estimate of growth of Brazilian Gross Domestic Product. A ten-year period was used as management considers that global price of pulp can be affected by several factors which generally are identified in periods longer than the production cycle of forest, which is between six and seven years.

The main assumptions used in determining value in use at December 31, 2014, are as follows:

Assumptions

Average pulp price — U.S. Dollar/ton	USD 607.00
Average exchange rate in the period - R$/U.S. Dollar	R$2.50
Discount rate - WACC (nominal and real) - %	12.02 and 6.43

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

The recoverable value of the UGC as per the impairment test exceeds its book value (headroom) by R$ 3.3 billion.

For purposes of the sensitivity analysis, we evaluated that even with a combined reduction of 10% in the pulp price and in the exchange rate (U.S. Dollar) for the next four years of discounted cash flows, the recoverable amount of the UGC still being higher than its value in use at December 31, 2014, not being necessary the recognition of a provision for impairment.

(b)                                Company’s long lived assets

At December 31, 2014, the Company assessed whether the value in use of its long lived assets exceeded its carrying amount. Value is use was measured using the discounted cash flows method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a). The impairment test did not result in the need to recognize an impairment loss.

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

Date: February 27, 2015.