Form 20-F
period 2015-12-31
Fibria Celulose S.A.
filed 2016-02-24
CIK 1110649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2015

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

December 31, 2015:

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

•                  “Votorantim Participações S.A.” or “VPar” are to the holding company of Votorantim Industrial S.A which was merged into Votorantim S.A. on January 1, 2016;

•                  Votorantim S.A. (current corporate name of Votorantim Industrial S.A.), “Votorantim Industrial S.A.”, or “VID,” are to one of our controlling shareholders;

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

•                  the “Brazilian government” are to the federal government of the Federative Republic of Brazil and its agencies;

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

•                  “Fibria Trading” are to Fibria Trading International KFT;

•                  “Fibria — MS” are to Fibria — MS Celulose Sul Matogrossence;

•                  “Portocel” are to a port facility in the State of Espírito Santo, which is operated by Portocel — Terminal Especializado de Barra do Riacho S.A., a subsdiary with 51% interest held by Fibria and 49% interest held by Celulose Nipo-Brasileira S.A. — CENIBRA;

•                  “Parkia” are to Parkia Participações S.A.

•                  “Commission” are to the Securities and Exchange Commission;

•                  “IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB);

•                  “NYSE” are to the New York Stock Exchange; and

•                  “BM&FBOVESPA” are to BM&FBOVESPA S.A - Bolsa de Valores, Mercadorias e Futuros, the Brazilian Stock Exchange.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 included herein in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The selected financial information should be read together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

The Brazilian Real is our functional currency including all our subsidiaries, and is also the currency used for the preparation and presentation of the consolidated financial statements.

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

	Year ended	Year ended	Year ended	Year ended	Year ended
CONSOLIDATED STATEMENT OF PROFIT OR	December 31,	December 31,	December 31,	December 31,	December 31,
LOSS	2015	2014	2013	2012	2011
(in thousands of Reais, unless otherwise indicated)

Revenues	10,080,667	7,083,603	6,917,406	6,174,373	5,854,300
Cost of sales	(5,878,209)	(5,545,537)	(5,382,688)	(5,237,258)	(5,124,269)
Gross profit	4,202,458	1,538,066	1,534,718	937,115	730,031
Operating income (expenses):
Selling, general and administrative	(702,874)	(650,836)	(647,669)	(584,054)	(605,353)
Equity in results of joint-venture and associate	393	(622)	—	(592)	(414)

Other operating income (expenses), net	24,347	770,007	823,398	354,026	253,395)
	(678,134)	118,549	175,729	(230,620)	(352,372)
Income before financial income and expenses	3,524,324	1,656,615	1,710,447	706,495	377,659
Financial income	221,679	133,950	110,723	167,646	217,000
Financial expenses	(569,793)	(1,040,597)	(1,016,526)	(944,405)	(873,005)
Result of derivative financial Instruments, net	(830,128)	(6,236)	(215,313)	(184,465)	(276,877)
Foreign exchange loss and indexation charges, net	(2,507,023)	(721,842)	(932,907)	(735,001)	(935,789)
	(3,685,265)	(1,634,725)	(2,054,023)	(1,696,225)	(1,868,671)
Income (loss) from continuing operations before income taxes	(160,941)	21,890	(343,576)	(989,730)	(1,491,012)
Current income tax (expense) benefit	(684,246)	(46,280)	(619,606)	(42,167)	67,835
Deferred income tax (expense) benefit	1,202,172	186,942	265,600	333,927	314,408
Net income (loss) from continuing operations	356,985	162,552	(697,582)	(697,970)	(1,108,769)

Discontinued operations
Income from discontinued operations	—	—	—	—	364,629
Income tax expense, net	—	—	—	—	(123,974)
Net income from discontinued operations	—	—	—	—	240,655
Net income (loss)	356,985	162,552	(697,582)	(697,970)	(868,114)

Net income (loss) attributable to shareholders of the Company — continuing operations	342,185	155,584	(706,422)	(704,706)	(1,113,277)
— discontinued operations	—	—	—	—	240,655
Net income attributable to non-controlling interest	14,800	6,968	8,840	6,736	4,508
Net income (loss)	356,985	162,552	(697,582)	(697,970)	(868,114)
Basic earnings (loss) per share or ADSs (in Brazilian Reais) (1):
Continuing operations	0.62	0.28	(1.28)	(1.34)	(2.38)
Discontinued operations	—	—	—	—	0.51
Diluted earnings (loss) per share or ADSs (in Brazilian Reais) (1):
Continuing operations	0.62	0.28	(1.28)	(1.34)	(2.38)
Discontinued operations	—	—	—	—	0.51
Weighted average number of shares outstanding (in thousands):	553,591	553,592	553,592	524,925	467,592
Dividends per share (in Brazilian Reais:	0.54	0.07	—	—	—
Dividends per share (in U.S. Dollars) (2):	0.14	0.03	—	—	—

Note:        Following a change in the classification of profit-sharing and bonus plans in 2015from “Selling, general and administrative expenses” to “Other operating income (expenses), net”, the Consolidated Statement of Profit or Loss for the years ended December 31, 2014, 2013, 2012 and 2011, presented above, were adjusted for purposes of comparability by also reclassifying such amounts, totaling R$20,001 thousand, R$15,917 thousand, R$11,714 thousand and R$5,736 thousand, respectively. Please see Note 2.19 (c) to our consolidated financial statements.

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

CONSOLIDATED BALANCE SHEET

(in thousands of Reais)

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2013	2012	2011
Assets
Current
Cash and cash equivalents	1,077,651	461,067	1,271,752	943,856	381,915
Marketable securities	1,411,864	682,819	1,068,182	2,351,986	1,677,926
Derivative financial instruments	26,795	29,573	22,537	18,344	31,638
Trade accounts receivable, net	742,352	538,424	382,087	754,768	945,362
Accounts receivable - land and buildings sold	—	—	902,584	—	—
Inventory	1,571,146	1,238,793	1,265,730	1,183,142	1,178,707
Recoverable taxes	462,487	162,863	201,052	209,462	327,787
Assets held for sale	—	—	589,849	589,849	644,166
Other assets	168,283	147,638	103,228	194,526	108,062

	5,460,578	3,261,177	5,807,001	6,245,933	5,295,563

Non-current
Marketable securities	68,142	51,350	48,183	—	—
Derivative financial instruments	273,694	161,320	71,017	26,475	43,446
Related party receivables	11,714	7,969	7,142	6,245	5,469
Deferred taxes	2,399,213	1,190,836	968,116	879,606	995,368
Recoverable taxes	1,511,971	1,752,101	743,883	657,830	677,232
Advances to suppliers	630,562	695,171	726,064	740,310	760,611
Judicial deposits	195,344	192,028	197,506	157,567	137,060
Assets held for sale	598,257	598,257	—	—	—
Other assets	92,714	91,208	252,135	172,612	95,060
Investments	137,771	79,882	46,922	40,674	7,506
Biological assets	4,114,998	3,707,845	3,423,434	3,325,604	3,264,210
Property, plant and equipment	9,433,386	9,252,733	9,824,504	11,174,561	11,841,247
Intangible assets	4,505,634	4,552,103	4,634,265	4,717,163	4,809,448

	23,973,400	22,332,803	20,943,171	21,898,647	22,636,657

Total assets	29,433,978	25,593,980	26,750,172	28,144,580	27,932,220

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2013	2012	2011
Liabilities and shareholders’ equity
Current
Loans and financing	1,072,877	965,389	2,972,361	1,138,005	1,092,108
Trade payables	668,017	593,348	586,541	435,939	373,692
Payroll, profit sharing and related charges	170,656	135,039	129,386	128,782	134,024
Taxes payable	564,439	56,158	55,819	41,368	53,463
Derivative financial instruments	302,787	185,872	106,793	54,252	163,534
Liabilities related to the assets held for sale	—	—	470,000	470,000	—
Dividends payables	86,288	38,649	2,374	2,076	1,520
Other payables	90,235	124,775	125,081	204,833	142,367

	2,955,299	2,099,230	4,448,355	2,475,255	1,960,708

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2013	2012	2011
Non-current
Loans and financing	11,670,955	7,361,130	6,800,736	9,629,950	10,232,309
Derivative financial instruments	825,663	422,484	451,087	263,646	125,437
Taxes payables	—	124	159	77,665	76,510
Deferred taxes	270,996	266,528	235,896	227,923	739,878
Related parties payable		—	—	—	—
Provision for legal proceeds	165,325	144,582	128,838	104,813	101,594
Liabilities related to the assets held for sale	477,000	477,000	—	—	—
Other payables	253,420	207,197	193,847	194,521	163,096

	13,663,359	8,879,045	7,810,563	10,498,518	11,438,824

Total liabilities	16,618,658	10,978,275	12,258,918	12,973,773	13,399,532

Shareholders’ equity
Share capital	9,729,006	9,729,006	9,729,006	9,729,006	8,379,397
Share capital reserve	15,474	3,920	2,688	2,688	2,688
Treasury shares	(10,378)	(10,346)	(10,346)	(10,346)	(10,346)
Statutory reserves	1,639,901	3,228,145	3,109,281	3,815,584	4,520,290
Other reserves	1,378,365	1,613,312	1,614,270	1,596,666	1,611,837

Equity attributable to shareholders of the Company	12,752,368	14,564,037	14,444,899	15,133,598	14,503,866
Equity attributable to non-controlling interests	62,952	51,668	46,355	37,209	28,822

Total shareholders’ equity	12,815,320	14,615,705	14,491,254	15,170,807	14,532,688

Total liabilities and shareholders’ equity	29,433,978	25,593,980	26,750,172	28,144,580	27,932,220

Note:        The Consolidated Balance Sheet as at December 31, 2012 and 2011 were restated due to the retrospective impact of the adoption of IAS 19 (R), as mentioned in Note 2.26 to our 2013 consolidated financial statements.

OTHER FINANCIAL DATA

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
(in thousands of Reais, unless otherwise indicated)	2015	2014	2013	2012	2011

Gross margin	41.7%	21.7%	22.2%	15.2%	12.5%
Operating margin	35.0%	23.4%	24.7%	11.4%	6.5%
Capital expenditures(3)	2,357,915	1,591,002	1,286,684	1,078,267	1,416,668
Depreciation, amortization and depletion	1,827,097	1,790,628	1,751,947	1,720,067	1,838,827
Cash flow provided by (used in):
Operating activities	4,479,018	2,226,756	2,163,530	1,914,333	1,348,200
Investing activities	(3,315,200)	(356,018)	(433,849)	(1,160,803)	(727,666)
Financing activities	(852,642)	(2,643,993)	(2,275,991)	(258,250)	(649,133)

OPERATIONAL DATA

	As at and for	As at and for	As at and for	As at and for	As at and for
	the year ended	the year ended	the year ended	the year ended	the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2015	2014	2013	2012	2011

Number of employees	4,197	4,294	4,192	4,136	4,301
Nominal production capacity (thousand metric tons)
Pulp	5,300	5,300	5,300	5,250	5,250
Paper	—	—	—	—	—
Sales volumes (thousand metric tons):
Domestic market pulp	499	517	447	531	509
Export market pulp	4,619	4,788	4,751	4,826	4,632
Total market pulp	5,118	5,305	5,198	5,357	5,141

Domestic market paper	—	—	—	—	88
Export market paper	—	—	—	—	12
Total paper(4)	—	—	—	—	100

(3) Relates to cash disbursed for the acquisition of property, plant and equipment and intangible assets and forests and advances for acquisition of timber from forestry partnership program.

(4)               The decrease in the paper sales volume reflects the sale of the Piracicaba unit in 2011. See “Item 4. Information on Fibria — A. History and Development of Fibria — Strategic Business Agreement (SBA) with Oji Paper”. Production capacity data is measured as of December 31 of each year.

Exchange Rates

Since 1999, the Brazilian Central Bank (Central Bank) has allowed the U.S. Dollar-Real exchange rate to float freely, and since then, the exchange rate has fluctuated considerably. The Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict the Central Bank’s behavior related to the exchange rate market. The Real may depreciate or appreciate significantly against the U.S. Dollar in the future.

The following tables set forth the exchange rate, expressed in Reais per U.S. Dollar (R$/U.S.$) for the periods indicated, as reported by the Central Bank.

	Exchange Rate of Reais per U.S.$ 1.00
Year Ended December 31,	Low	High	Average(1)	Period-end

2011	1.5345	1.9016	1.6746	1.8758
2012	1.7024	2.1121	1.9550	2.0435
2013	1.9528	2.4457	2.1605	2.3426
2014	2.1974	2.7403	2.3547	2.6562
2015	2.5754	4.1949	3.3387	3.9048

Month Ended	Low	High	Average(1)	Period-end

September 30, 2015	3.6725	4.1949	3.9065	3.9729
October 31, 2015	3.7386	4.0010	3.8801	3.8589
November 30, 2015	3.7010	3.8589	3.7765	3.8506
December 31, 2015	3.7476	3.9831	3.8711	3.9048
January 31, 2016	3.9863	4.1558	4.0524	4.0428
February 11, 2016	3.8653	3.9986	3.9449	3.9642

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

Price fluctuations occur not only from year to year but also within a given year as a result of global and regional economic conditions, capacity constraints, mill openings and closures, supply of and demand for both raw materials and finished products, among other factors. As a reference, we use prices published by RISI for North America and prices released by FOEX for Europe and Asia. Through 2011, the global economy impacted the pulp market, which had an uptrend in the first half of the year, but ended the year in a lower level than it started with BEKP average prices at U.S.$865 per ton, U.S.$810 per ton and U.S.$699 per ton in North America, Europe and Asia, respectively. In 2012, the uncertainties surrounding the economic recession in Europe provided an unstable BEKP price environment. After following an upward trend in the first half of 2012, prices presented consecutive weekly decreases during the third quarter, but regained strength in the last three months of the year, leading BEKP prices to an annual average of U.S.$815 per ton in North America, U.S.$751 per ton in Europe and U.S.$635 per ton in Asia. In 2013, prices continued to climb during the most part of the first half of the year, due to relatively stable supply levels and strong demand. Nevertheless , as the summer in the Northern Hemisphere approached, slower seasonal demand introduced prices to a new cycle of decline that lasted until November, when prices started to show signs of recovery, ending the year at an annual average of U.S.$870 per ton in North America, U.S.$791 per ton in Europe and U.S.$673 per ton in Asia. In the beginning of 2014, however, prices were pressured by the new pulp capacities expected to come online during the first half of the year. Prices in all regions dropped until September, when the combination of more robust demand and low inventories levels led producers to implement a price increase effective from the fourth quarter. In 2014, average annual BEKP prices were U.S.$846 per ton in North America, U.S.$745 per ton in Europe and U.S.$609 per ton in Asia. In 2015, prices followed an upward trend for most of the year, reflecting both buoyant demand in all main markets and unexpected supply disruptions. The structurally well balanced market encouraged many BEKP producers to announce four price increases during the year. In the fourth quarter of 2015, the economic downturn in China placed strong pressure on prices and, as a result, the average annual BEKP prices were U.S.$890 per ton in North America, U.S.$784 per ton in Europe and U.S.$641 per ton in Asia.

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

China’s importance in the global pulp markets has increased in recent years, driven by increasing domestic consumption. Any negative economic development in China could rapidly impact exports, adversely affecting our revenues, cash flow and profitability.

According to market statistics (PPPC), Chinese demand represented 30% of the global market pulp demand in 2015 and this consumption has increased at an annual average growth rate of 10.2% since 2005, above the global average of 2.1%. The recent investments in paper and board machines in China have been boosting pulp demand in China; however, the volatility of Chinese demand due to speculative buying movement is a key risk for any short-term demand forecast.

Global crises and subsequent economic slowdowns, similar to those that occurred during 2008 and 2009 may adversely affect global pulp demand. As a result, our financial condition and results of operations may be adversely affected.

Demand for our pulp products is directly linked to overall economic activity within those international markets in which we sell our products. After a steady period of growth between 2003 and 2007, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the pulp market to international volatility. From mid 2009 through 2010, the global economy recovered and provided improved conditions for the pulp market. In 2011, the market pulp industry had two distinct phases. During the first half of the year, the global market pulp demand increased by 7.7% over 2010, mostly due to strong Chinese demand. Beginning in July, the European crisis and its effects on the global economy negatively impacted world pulp demand. In 2012, the unstable economic environment continued pressuring pulp demand; however, positive results in emerging regions offset the losses in mature markets, leading to higher pulp demand compared to the previous year. In 2013, however, despite the persistent tepid economic climate, pulp demand grew by 3.2% with improvements seen in almost all major regions of the globe, especially due to higher investments in new paper capacity. According to PPPC, 39 new tissue paper machines were installed in 2013 and other 59 new tissue paper machines were forecast to enter the market in 2014. The weak economic environment persisted through 2014 but the impact of the capacity expansions happened in 2013 in all regions, mainly focused in the tissue market, combined with the installation of other new paper capacities mainly in China during the year, resulted again in higher pulp demand, which presented a 1.5% increase. In 2015, global pulp demand increased by 2.4%. In contrast to previous years, the gradual improvement of developed economies, primarily due to positive results in the main European economic indicators, was one of the key drivers of pulp demand growth, along with the continuing paper capacity expansion in China.

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

•                  decrease the value of certain of our investments; and/or

•                  impair the financial viability of our insurers.

New projects that have started up and others that are expected to reach the market in the next years may adversely affect our competitiveness.

Market players have concluded the new pulp production capacity installations in South America and Asia. Better than expected demand and some adjustments in the supply base, with closures of old and inefficient capacities, supported the balance of market fundaments. It is important to note, however, that there is a risk that the installation of new capacities could result in a possible loss of market share, reduction of pulp prices and shortage of raw materials resulting in increase in wood and others input prices. Therefore, our results of operations and financial condition could be adversely affected.

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

As of December 31, 2015, our total consolidated indebtedness amounted to R$12,744 million, of which 91.6% represented long-term indebtedness.

The level of our indebtedness could have important consequences to the holders of our ADSs, including the following:

•                  the debt service requirements of our indebtedness could make it more difficult for us to make payments of dividends and other distributions to our shareholders, including the holders of our ADSs;

•                  Investment in pulp production requires a substantial amount of funds in order to form forests, maintain or production capacity, build infrastructure and preserve the environment. This need for significant capital is an important source of financial risk for the pulp industry. Our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes could be limited;

•                  a portion of our cash flow from operations will need to be dedicated to the payment of principal and interest on our indebtedness and may not be available for other purposes;

•                  our level of indebtedness could limit our flexibility in planning for, or reacting to changes in, our business; and

•                  our level of indebtedness could make us more vulnerable in the event of a downturn in our business.

Our exports expose us to political and economic risks in foreign countries.

Our sales outside Brazil accounted for 91%, 91% and 92% of our total consolidated net revenues during the years ended December 31, 2015, 2014 and 2013, respectively. Our exports, primarily to Europe, North America and Asia, expose us to risks not faced by companies operating solely in Brazil or any other single country. For example, our exports may be affected by import restrictions and tariffs, other trade protection measures and import or export licensing requirements.

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

Fibria is subject to local, regional and international laws and regulations in such diverse areas as product safety, product claims, trademarks, competition, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes.

Failure to comply with laws and regulations could expose Fibria to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation.

Exchange rate instability may adversely affect our financial condition and results of operations and the market price of our shares and ADSs.

Our production costs and operating expenses are substantially denominated in Brazilian Reais and most of our revenue and some assets are denominated in U.S. Dollars. In addition, 90% of our total debt, including swap transactions, is denominated in U.S. Dollars. As a result, exchange rate instability may adversely affect our financial condition and results of operations. It may also affect the amount of dividends we can distribute to our shareholders, including the holders of our ADSs and the market price of our shares and ADSs.

In September 2011, the worsening crisis in the Eurozone caused the sudden appreciation of the U.S. Dollar against the Real. As a result, the U.S Dollar appreciated by 12.6% against the Real in 2011. In 2012, the Brazilian Central Bank intervened several times to protect the Real from overvaluation. As a result, in 2012 the U.S Dollar appreciated by 8.9% against the Real. In 2013, the positive outlook of a recovering economy in the US and in the Eurozone caused a rapid depreciation of several Emerging Markets currencies, including the Real. As a result, in 2013 the U.S Dollar appreciated by 14.6% against the Real. In 2014, mainly as a result of Brazil’s macroeconomics scenario and general global uncertainties, the U.S Dollar appreciated by 13.4% against the Real. In 2015, the worsening in Brazil’s economic, political and fiscal conditions resulted in the rating agencies S&P, Fitch and Moody’s downgrading the Brazil sovereign rating below investment grade. As a result the U.S Dollar appreciated by 47% against the Real. See item 11. Quantitative and Qualitative Disclosures About Market Risk.

Our business may be adversely impacted by risks related to hedging activities.

We regularly enter into currency hedging transactions using financial derivatives instruments, through future contracts, options and swaps, in accordance with our Market Risk Management Policy. Hedging transactions aim, among others, to (1) protect our revenue (which is primarily denominated in U.S. Dollars) when converted to Brazilian Reais (our functional currency); (2) convert part of our debt which is denominated in Brazilian Reais into U.S. Dollars; (3) swap floating interest rates of our debt to fixed interest rates; and (4) swap floating monetary variation of our debt to fixed rate.

We account for our derivative instruments at fair value, in accordance with IFRS. The fair value of such instruments may increase or decrease due to fluctuations in currency exchange rates, interest rates, among others, prior to their settlement date. As a result we may incur unrealized losses due to these market risks factors. These fluctuations may also result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events,   acts of war, terrorism, among others.

In the event the Company ceases undertaking hedging transactions to the extent necessary, the Company may be exposed to commodity price and exchange and interest rate risks. As a result, the Company’s financial performance could be adversely affected.

We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds. Furthermore, violations of environmental law, regulations and authorizations could result in significant penalties that could materially adversely affect our results of operations and financial condition.

Brazilian environment regulation applicable to forestry assets and to production operations is complex because they encompass federal, state and municipal regulations which involve different requirements and restrictions for each location where the Company operates. As such, the Company can be obligated, among other requirements, to obtain specific permits issues by governmental authorities. The requirements of the laws and regulations that cover these permits can increase the operating costs in order to limit or adjust effects or potential effects on the environment or the health of the Company’s employees.

Furthermore, violations of those laws, regulations and authorizations could result in administrative, civil or criminal penalties for the Company, its management and its employees. The administrative and criminal penalties assessed in the case of non-compliance with environmental legislation are applied independently of the obligation to repair any eventual environmental damage that results. On the civil side, entities that are proven to have contributed to the harm can be held liable for its remediation, which could result in substantial costs for the Company. As a consequence, when the Company engages third parties to act in connection with its operations, such as final disposal of waste, it can be held liable for eventual environmental damage cause by the these third parties.

Administrative infractions can result in substantial fines, suspension of operations, suspension of operating permits and imposition of restricted rights (such as barring entering into contracts with public entities, credit restriction, among other), in addition to criminal penalties for the Company.

Failure to fulfill these laws, rules and authorizations also can result in the loss of certifications of forestry managements— Forest Stewardship Council® (FSC®) and Cerflor/Programme for the Endorsement of Forest Certification (PEFC) — and the certification of environmental management — ISO 14001 — resulting in restrictions on the export of cellulose.

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

We may be materially adversely affected if operations at the transportation, storage, distribution and port facilities we own or utilize were to experience significant interruption.

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

Our insurance may be insufficient to cover losses that we might incur. We have comprehensive insurance with leading insurers to cover damages to our facilities caused by fire, general third-party liability for accidents and operational risks, and international and domestic transportation. We do not maintain insurance coverage against any risks related to our forests, such as caused by pests and diseases, fire or drought. The occurrence of losses or other damages not covered by insurance or that exceed our insurance limits could result in unexpected additional costs and shortage of wood supply to our mills. “See Item 4. Information on Fibria — B. Business Overview — Insurance.”

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

As part of our strategy to increase our international market share and improve our competitiveness through greater economies of scale, we may expand our existing production facilities or build one or more production facilities. We are currently expanding our facilities at Três Lagoas Unit through a brownfield project called Horizonte 2 with a nominal production capacity of 1.85 million metric tons, including the creep capacity of 100 thousand tons. The project is scheduled to start up in the fourth quarter of 2017 and it is currently on time and on budget. For further details please see “Item 4. D —Expansion. Horizonte 2 Project”. The expansion or construction of a production facility involves various risks. These risks include engineering, construction, integration with the existing mill on brownfield projects, regulatory and other significant challenges that may delay or prevent the successful operation of the project or significantly increase our costs. Our ability to complete successfully any expansion or new construction project on time is also subject to financing and other risks.

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

•                  we may not be able to sell our additional production at attractive prices; and

•                  we may not have the cash or be able to acquire financing to implement our growth plans; and

•     we may have a negative impact on the existing mill that can result on operational instability.

Any downgrade in our credit ratings could adversely affect the availability of new financing and increase our cost of capital.

In late 2008 and early 2009 Fitch, Moody’s and Standard & Poor’s  reduced our rating to BB+/Negative, Ba1/Negative and BB/Negative, respectively. On October 13, 2009, Fitch further reduced our rating to BB/Stable. After the announcement of the sale of Conpacel and KSR in December 2010 (See Item 4. Information on Fibria — A. History and Development of Fibria) our rating outlook was changed from Stable to Positive by both Fitch and Moody’s. In March 2011, Fitch raised our rating to BB+/Stable. In November and December 2011, respectively, S&P and Moody’s both revised the outlook from positive to stable due to a slower deleverage path. In February 2012, Fitch affirmed Fibria’s rating at BB+/Stable based on the expectation that we will lower debt and leverage during 2012. In February 2013 Fitch changed the rating outlook for Fibria to positive from stable. In March 2013 S&P upgraded Fibria’s rating from BB/positive to BB+/stable. In September 2013 Moody’s changed our outlook from stable to positive. In February 2014 Fitch Ratings upgraded our credit rating to BBB- with a stable outlook, thereby achieving Investment Grade status for this agency. In March 2014 S&P revised our credit rating outlook from stable to positive. In April 2015, S&P upgraded our rating to BBB- with a stable outlook and in November 2015, Moody’s upgraded our rating to Baa3 with a stable outlook, giving us the status of an Investment Grade company for the three rating agencies. S&P and Fitch downgraded Brazil’s sovereign rating from BBB- to BB+ in September 2015 and December 2015, respectively, and also in December 2015 Moody’s placed Brazil’s sovereign rating Baa3 for downgrade.  In February 2016, S&P downgraded Brazil’s sovereign rating from BB+ to BB with a negative outlook. After the downgrade actions on Brazil’s sovereign ratings, S&P, Moody’s and Fitch have reaffirmed their BBB-/stable and Baa3/stable ratings for Fibria.

The global scale ratings currently assigned to our foreign currency debt are BBB-/Stable by Fitch, BBB-/Stable by S&P and Baa3/Stable by Moody’s. If our ratings were to be downgraded by the rating agencies due to any external factor (which could include a downgrade of the Brazilian sovereign rating), our own operating performance and/or increased debt levels, our cost of capital may increase. Any downgrade could also negatively affect our operating and financial results and the availability of future financing.

Our financing agreements include important covenants. Any default arising from a breach of such covenants could have a material adverse effect on us. In the event of a breach of such covenants, or for other factors affecting our financial condition, we may not be permitted to pay, or elect not to pay dividends.

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

Defaults under the terms of our financing agreements may result in our inability to pay dividends.  In addition, in accordance with its bylaws, the Company should pay its shareholders 25% of its adjusted annual net income as a compulsory dividend.  The net income can be capitalized, used to compensate for a loss or even retained, as contemplated by Law 6,404/76, and therefore not be made available for payment of dividends.  The Company can elect to not pay a dividend to its shareholders in its fiscal year if its management demonstrates, and if the general shareholders’ meeting approves, if that such payment would be inadvisable given the financial condition of the Company.

Unfavorable outcomes in litigation may negatively affect our results of operations, cash flows and financial condition.

We are involved in numerous tax, civil and labor disputes involving significant monetary claims.

In December 2012, a tax assessment in the amount of R$1.7 billion (see Note 24 to our 2015 Financial Statements) was issued by the Brazilian Federal Tax Authority, or RFB, against us, with respect to Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or IRPJ, and Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL taxes as a result of an agreement signed between Fibria (on that occasion VCP) and International Paper. The subject matter of which was the exchange of industrial and forestry assets between the two companies. We filed an appeal against this decision. See note 24 to our 2015 consolidated financial statements.

In October 2013, a tax assessment in the amount of R$271 million, was issued by the RFB against us with respect to IRPJ and CSLL, during the period from 2010 between Fibria Trading International — FTI and Fibria. See note 24 to our 2015 consolidated financial statements.

In June 2014, a new tax assessment in the amount of R$272 million, was issued by the RFB against us, with respect to IRPJ, and CSLL, during the period from 2010, between Fibria Trading International — FTI, NORMUS and Fibria. See note 24 to our 2015 consolidated financial statements.

In October 2014, a new tax assessment in the amount of R$73 million, was issued by the RFB against us, with respect to IRPJ, and CSLL, on the earnings from investment in offshore subsidiaries during the period from 2009, between VCP Overseas Holding Kft. and Normus in 2009. We filed an appeal with the Brazilian Federal Revenue Service. See note 24 to our 2015 consolidated financial statements.

In November 2015, a new RFB tax assessment in the amount of R$52 million, was issued for IRPJ and CSLL related to the taxation of the profits earned in the fiscal year of 2011 by FTI (Fibria Trading International) and FAF (Fibria International GMBH) in Brazil. (See note 24 to our 2015 consolidated financial statements).

In December 2015, a new RFB tax assessment in the amount of R$549 million was issued for IRPJ and CSLL, as a result of alleged non-deductibility of depreciation, amortization and depletion expenses, during the fiscal year 2010. (See note 24 to our 2015 consolidated financial statements).

Additionally, we are continuously being audited by the Brazilian Federal Tax Authority with regard to our international structure, merger and acquisition transactions and the use of tax credits related to our raw materials.

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

Greater global demand for certain commodities, especially for grains, bio-fuel and animal protein, may impact our forestry operations in two ways:

•                  greater competition for land could impact its price. Grain, bio-fuel and animal protein production generally are economically superior to forestry activities, and as a result, prospective increases in land values may inhibit expansion of new forests.

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

The loss of certain of our customers or their ability to pay us could cause a significant impact on our results of operations, cash flows and financial condition.

Our three largest customers represented 54% of our net revenue in 2015. Although such sales are supported by long-term contracts, if we are unable to replace the sales volumes represented by any of these important customers, the loss of any of these customers could have a material adverse effect on our results of operations, cash flows and financial condition.

As part of its relationship with its clients, the Company grants payment terms in accordance with its internal evaluation as to the capacity of payment of each client. In the event of a deterioration in such payment capacity, where the credit risk is not covered by trade credit insurance or other credit enhancement, such as letters of credit, including changes that result from the economic, political or regulatory situation of the Company’s clients at any time, such clients capacity to meet their payment obligations could be adversely affected. If a significant number of the Company’s clients become incapable of paying, the Company’s results of operations, including its cash flow, could be materially impacted.

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

We are jointly controlled by Votorantim S.A. (current corporate name of Votorantim Industrial S.A.) and BNDESPar. Our controlling shareholders have entered into the First Amendment to the Shareholders Agreement dated October 29, 2014 that regulates their power, including the power to:

•                  elect some members of our Board of Directors; and

•                  determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

Votorantim S.A. and BNDESPar have entered into the First Amendment to the shareholders’ agreement dated October 29, 2014 under which the approval of certain matters will depend on the affirmative vote of BNDESPar. See “Item 10. Additional Information — C. Material Contracts — Shareholders’ Agreement of Fibria”.

In addition, BNDES was the creditor with respect to approximately 15% of our consolidated indebtedness as of December 31, 2015 and we expect to continue to obtain loans from BNDES. As one of our significant shareholders and the subsidiary of one of our important creditors, BNDESPar may exercise a significant influence over our business and corporate decisions, and its actions may be influenced by the policies of the Brazilian federal government, which may conflict with the interest of our shareholders and holders of our ADSs.

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

As a result of the Aracruz Acquisition, we have recognized R$4,230 million of goodwill and have recorded several intangible assets from the Aracruz business (including database, patents, chemical supplier and other supplier relationships) with a fair value of

R$779 million at the acquisition date (R$230 million as of December 31, 2015 and R$291 million as of December 31, 2014). Under IFRS, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually or more often if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. As of December 31, 2015 we performed our annual impairment test of the Goodwill, which is allocated in Cash Generating Units (CGUs) Aracruz, Portocel and Veracel. In addition, as required by IAS 36, when the book value of the net assets of the Company exceeds its market capitalization, an impairment analysis of long-lived assets must be performed. As a result, we performed an impairment analysis of our long-lived assets. The recoverability test did not result in the need to recognize any impairment of goodwill and fixed assets. See “Item 5. Operating and Financial Review and Prospects — B. Discussion of Critical Accounting Policies” and Note 37 to our 2015 consolidated financial statements.

Changes in the value of the key assumptions used in the impairment tests could result in impairment charges in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

New laws and regulations relating to climate change and changes in existing regulation, as well as the physical effects of climate change, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

In 1997, an international conference on global warming concluded with an agreement known as the Kyoto Protocol, which has formed the basis for a range of international, national and sub-national proposals and regulations focusing on greenhouse gas reduction based on historical responsibility. . In 2009, Brazil among other countries adopted voluntary targets. Brazil had committed to cut its emissions below projected levels in 2020 and to set domestic targets for curbs on deforestation in its Amazon and Cerrado regions. In December of 2015, countries signed a new global accord, the Paris Agreement, adopting Nationally Determined Contributings (NDCs) as the actions to reduce their emissions after 2020. The Brazilian Intended NDC states increment of biofuels and other renewables in the national energy mix, zero illegal deforestation, reforestation and forest restoration and native forest management enhancement.

Although we cannot predict how future climate legislation or regulatory initiatives, whether international or local, or when will be adopted, Fibria has been recognizing these risks, and the Paris Agreement scenario does not substantially change them. We expect that there will be increased regulation related to greenhouse gases and climate change that may materially affect us, directly through increased capital expenditures and investment to comply with such laws, and indirectly, by affecting prices for transportation, energy and other inputs. In addition, the physical effects of climate change also may materially and adversely affect our operations, for example by changing air temperature and water levels, and subjecting us to unusual or different weather-related risks.  Both the new laws and regulations related to climate change, changes in existing regulations and the physical effects of climate change could result in increased liabilities and capital expenditures, all of which could have a material adverse effect on our business and results of operations.

Various other risks could have a material adverse effect on our operational and financial results.

Our operations are subject to various other risks affecting our forests and manufacturing processes, including fire, drought, disease, strikes, port closings, shipping costs, electrical failures and factory explosions, and limited supply, increased cost and poor quality of inputs in our manufacturing process such as chemicals, any of which could have a material adverse effect on our operational and financial results.

Risks Relating to Brazil

Brazilian economic and political conditions and perceptions of these conditions in the international market have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our results of operations and financial condition.

Our production operations are conducted in Brazil but our pulp is mainly sold to international customers in Europe, North America and Asia. Accordingly, our financial condition and results of operations are in some ways dependent upon economic and political conditions in Brazil. The general cost of human capital, the cost of land (renting or buying) and the other general local supplies are points of concern. Nonetheless, future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, such supplies. As a result, these developments could impair our business strategies, results of operations or financial condition. The Brazilian government tries to limit unusual market conditions, like supply prices, abnormal speculation and the foreign exchange-rates, frequently intervening in the Brazilian economy and occasionally makes material changes in policies and regulations. Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic and political factors, including but not limited to:

•                  currency fluctuations;

•                  interest rates;

•                  liquidity of domestic capital and lending markets;

•                  availability of experienced labor;

•                  policies impacting Brazil’s logistical infrastructure;

•                policies affecting Brazil’s forestry sector;

•                  tax policy;

•                  exchange control policies;

•                  other political, diplomatic, social and economic developments in or affecting Brazil; and

•                  inflation

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 5.9% in 2013,6.4% in 2014 and 10.67% in 2015, according to the Brazilian National Consumer Inflation Index (Índice Nacional de Preços ao Consumidor Amplo) or IPCA. Our cash production costs and operating expenses are substantially denominated in Brazilian Reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the currency. If the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. Dollar, then, as expressed in U.S. Dollars, our operating expenses may increase. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute materially to economic uncertainty in Brazil and accordingly weaken investor confidence in Brazil, thus impacting our ability to access the international capital markets.

Historically, Brazil’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic slowdown and heightened volatility in the securities issued abroad by Brazilian companies. Brazil’s gross domestic product, or GDP, in real terms, grew by 2.3% in 2013 and 0.1% in 2014, according to Instituto Brasileiro de Geografia e Estatística — IBGE, Brazil’s official statistics agency. In 2015, GDP had a downturn of 3.71%, according to the Focus Report estimates published by the Brazilian Central Bank.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from the ongoing Lava Jato investigation, being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies as well as privately held companies, have faced allegations of political corruption, since they have allegedly accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties of the current federal government coalition that were unaccounted for or not publicly disclosed, and personally enriched the recipients of bribes under this bribery scheme. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. Brazil’s political scenario is further complicated by the ongoing impeachment proceedings against Brazil’s president, Dilma Rousseff.

We cannot predict whether such allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy. Furthermore, future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business

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

The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Brazilian government, for example, could impose some restrictions for the export market, by creating export duties for any product, including our main source of revenues (market pulp), affecting the margins and the profitability of exporting companies. In addition, the Brazilian government through BNDES owns or controls many companies, including some of the largest in Brazil. For example, the BNDES, through its wholly-owned subsidiary company, BNDESPar, is a joint controlling shareholder of our Company together with Votorantim S.A., as per shareholder agreement terms, and so has historically been one of our important creditors.

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial results are affected by changes in interest rates, such as the London Interbank Offered Rate (LIBOR), the Brazilian Interbank Deposit Certificate (Certificado de Depósito Interbancário known as CDI) and the Brazilian Long Term Interest Rate (Taxa de Juros de Longo Prazo known as or TJLP). The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation control purpose, Brazilian government policies and other factors. The CDI rate was 14.14% p.a., 11.57% p.a. and 9.77% p.a. as of December 31, 2015, 2014 and 2013, respectively. The TJLP was reduced from 5.5% p.a. on June 27, 2012 to 5.0% p.a. on December 31, 2012 until December 31, 2014. After gradually increasing during 2015, the TJLP rate as of December 31, 2015 was 7.5% p.a.

A significant increase in interest rates, particularly TJLP or LIBOR, would have a material adverse effect on our financial expenses due to the fact that a significant part of our debt (BNDES loans and Export Prepayment Facilities) is linked to these rates. On the other hand, a significant reduction in the CDI rate could adversely impact the financial revenues derived from our investment activities since a relevant part of our cash is invested in Brazilian money market, linked to CDI. In order to mitigate these risks and benefit from the abnormal lower interest rates, we have contracted several swaps from LIBOR and TJLP to Pre Fixed rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.

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

In 2015, we generated internally approximately 117% of the electric energy requirements for our pulp production process. Of the total amount of thermal and electrical energy we self-generated, 90% was from renewable fuels, such as biomass and black liquor that are byproducts of the pulp production process, and 10% was from non-renewable fuels that we purchased, such as fuel oil and natural gas. Nonetheless, if Brazil experiences shortages in available electricity (whether due to hydrological conditions, infrastructure limitations or otherwise), similar or other policies may be put into place to limit or ration electrical power utilization. Although we believe we are adequately prepared with respect to energy since we are self-sufficient and even sell the overflow electric energy to the Brazilian grid, our sales may be adversely affected by the negative effect the energy shortage may have on the macroeconomic environment. In addition, we may also be adversely affected by the impact of the energy shortage on the activities of our main suppliers of raw materials. Any such shortage and related electricity rationing could have a material adverse effect on our business and results of operations.

Drought in some regions of Brazil, resulting in water scarcity and related rationing, may adversely affect our business and results of operations. Other impacts on water supply, such as environmental problems and regulatory restrictions, could adversely affect our business and result of operations.

Some regions of Brazil are currently experiencing drought conditions, resulting in acute shortage of water and the implementation of rationing to control usage. Although we believe that not all of our operations will be affected by these conditions, certain of our units are located in the affected areas. Although our units are already very efficient is water use, we continue to improve the mill’s efficiency in water consumption and have defined a contingency plans for all the possible affected units, if required.  Nevertheless, we cannot assure that very severe droughts or governmental measures to address drought conditions will not have the effect of impacting our units’ operations, with the resulting adverse effect on our business and results of operations.

Other impacts on the water supply, such as the recent environmental catastrophe affecting the Rio Doce, or regulatory actions to limit access to water could have a significant and adverse effect on our business operations. For example, as a consequence of the mine tailings contamination of the Rio Doce, our Aracruz unit was required to suspend its use of water from that river for its operations for a short period of time. No impact was recorded, however, because the Aracruz Unit has a reservoir sufficient to sustain it for up to five months, which had at the time of the accident at least 90 days of water supply. Nonetheless, no assurance can be given that future environmental events or governmental regulatory action will not materially adversely affect the access to sufficient water for our operations.

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

Investments in securities, such as our common shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the common shares underlying the ADSs at a price and time at which holders wish to do so. At December 31, 2015, the aggregate market capitalization of the 60 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately U.S.$408 billion, and the ten largest companies listed on the São Paulo Stock Exchange Index represented approximately 62% of the market capitalization in the year.

In comparison, the 504 companies listed in the S&P 500 had a market capitalization of approximately U.S.$18 trillion as of December 31, 2015. A liquid and active market may never develop for our common shares or ADSs, and as a result, the ability of our ADS holders to sell at the desired price or time may be significantly hindered.

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

We have grown and expanded our operations through the organic expansion of our pulp mills and paper production facilities, selective acquisition of equity interests in other pulp and paper companies and then streamlined our operations with the disposition of assets and lines of business we deemed not a part of our core business.

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

Since the signing of agreement with CMPC, we have taken action to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the area operating license and filing the documentation required by the government agencies. We are confident that approval will be granted. However, the completion of the sale is not under our sole control and it depends on various government approvals, which have been slower than expected. Because of prolonged delays in obtaining all regulatory permits and licenses, at December 31, 2014, we reclassified the Losango Project as assets held for sale and liabilities from current asset/liabilities to long-term asset/liabilities.

We have concluded that these assets should remain classified as “assets held for sale” as non-current assets at December 31, 2015. The classification of these assets and liabilities on our Consolidated Balance Sheet as ‘held for sale’ has not had a significant effect on our Consolidated Statement of Profit and Loss.

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

Disposition of Guaíba Unit

On October 7, 2009, we entered into a purchase and sale agreement with Empresas CMPC S.A. (CMPC) for the sale of (1) our pulp and paper mill located in the city of Guaíba, in the State of Rio Grande do Sul, (2) land totaling an area of approximately 212 thousand hectares of forestland associated with this mill (of which 32 thousand hectares were leased, under partnerships), (3) licenses and authorizations for a project to expand the pulp mill’s production capacity to approximately 1.85 million tons a year, including the creep capacity of 100 thousand tons, and (4) all of the share capital of Aracruz Riograndense, which we refer to collectively as the Guaíba Unit, for an aggregate purchase price of R$2,416 million, which generated a capital gain of R$33 million.

The Guaíba pulp and paper mill consisted of a pulp mill with an annual capacity of 450 kilotons and a paper mill with an annual capacity of 60 kilotons of printing & writing paper.

Primary Public Offering of Common Shares

On March 8, 2012, Fibria announced a primary public offering of common Company-issued shares. On April 30, 2012, 86,000,000 shares were issued at a unit price of R$15.83/share (U.S.$8.43/share) totaling R$1,361 million (without placement of a supplementary lot). The Public Offering was in accordance with the strategy to strengthen our capital structure.

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

Equity Investment — Ensyn

In 2012, with an initial investment of U.S.$20 million, Fibria acquired 6.66% of Ensyn’s share capital and the option to invest additional US$10 million in its capital in the future. Furthermore, Fibria and Ensyn agreed to set up an equally-owned joint venture (F&E Technologies LLC), which was duly incorporated in Delaware for future investments in the production of liquid fuels and chemicals from biomass in Brazil. In 2014, Fibria entered into an Amendment to the 2012 Share Purchase Agreement, for the acquisition of approximately 3% of Ensyn’s capital for US$10 million, increasing our interest to 9.56% of Ensyn’s capital, and also providing us with certain rights which, if exercised, would allow us to subscribe additional US$5 million in Ensyn’s capital. In 2015, Fibria executed a new agreement for the purchase of approximately 3% of Ensyn’s capital, by the payment of US$5 million in exchange for the warrant issued in favor of the Company in 2014. As a result of the acquisition of additional capital in 2015, the Company holds 12.62% of the share capital of Ensyn and has the option to invest in the future additional US$10 million in its capital.

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

Our Ownership Structure

We are jointly controlled by Votorantim S.A. (current corporate name of Votorantim Industrial S.A.) and BNDESPar, a subsidiary of BNDES. Votorantim S.A. in turn is controlled by Hejoassu Administração S.A. or Hejoassu, which is controlled by the Ermírio de Moraes family. As a result of the purchase of an additional equity interest in Aracruz and corporate re-organization of Fibria, both of which occurred during the first semester of 2009, our exchange offer for outstanding Aracruz shares and the merger of Aracruz into us, our ownership structure and principal investees as of December 31, 2015 is presented in the following chart.

As of December 31, 2015, our total shares amounted to 553,934,646 common shares.

B.                                    Business Overview

Pulp Industry Overview

The world pulp industry is mainly divided in two groups of grades: mechanical, which is the pulp produced only through the use of mechanical energy processes, and chemical, which is the pulp produced after the wood chips have been chemically treated with caustic soda. In the whole world, currently 169 million metric tons are consumed every year, from which 82% is chemical pulp, according to market statistics.

Both grades are sub-divided in: integrated pulp, which is the pulp produced for captive paper production in the same company or group, and market pulp, which is pulp produced to be sold in the market. Market pulp consumption currently sums up to 57 million metric tons, which represents 41% of all chemical pulp grade.

Chemical market pulp can be broken down in many different grades, depending on the wood species. The two main groups are Hardwood, which is composed by the species with short cellulose fibers, and Softwood, assembling the other species, composed by long cellulose fibers. Short fiber pulp is more prone to be produced in tropical areas, while long fiber pulp is only produced in temperate areas. Hardwood represents 54% of total market pulp demand with 31 million metric tons.

Fibria produces pulp from Eucalyptus, which is a species originally from Australia, but extremely well adapted to the Brazilian climate. Brazil is the country where Eucalyptus trees develop the highest yield in the whole world. Eucalyptus pulp is 70% of the whole Hardwood market, with a demand of 21 million metric tons in 2015.

(1)         Fiber Consumption, Recycled Fiber and Pulp: RISI | Market Pulp, Hardwood and Eucalyptus: PPPC Global 100 Report December 2015

Market Pulp Capacity

We are the world’s largest producer of market pulp, according to Hawkins Wright, with an aggregate pulp production capacity of approximately 5.3 million metric tons of eucalyptus per year, as shown in the chart below.

Market Pulp Capacity Ranking
(000 tons)

Source: Hawkins Wright — December 2015

Eucalyptus pulp capacity has outgrown all other market pulp grades, having grown 103% between 2006 and 2015, to a total of more than 23.5 million metric tons, with most of this growth taking place in Latin America. Increased volumes by Latin American producers, who hold much larger buffer and in-transit stocks (as new mills in the region are further inland), bigger vessel space, Supplier Managed Owned Inventories where invoicing is made upon pulp consumption rather than delivery, and the increase in both distance and reach of the pulp geographical distribution with the increasing importance of China in the market in recent years, have increased the minimum inventory necessary for eucalyptus distribution. According to the Special Research Note released by the Pulp and Paper Products Council (PPPC), the global balanced level of the hardwood pulp producers inventories is currently 39 days, an increase of 10 days since 2000. However, for Latin American producers the average inventory stands at 43 days as almost 90% of Latin America’s hardwood production is exported outside the region compared to only 38% of North American and Nordic regions.

Evolution of Bleached Hardwood Pulp producer’s inventory

(days of supply)

Source: PPPC (World-20)

Market Pulp Demand

Market pulp is used basically to produce four types of papers: Printing & Writing, Tissue, Specialty and Packaging. Printing & Writing papers are used for newspapers, magazines, catalogs, books, commercial printing, business forms, stationeries, copying and digital printing. Tissue paper is a lightweight paper basically used for personal hygiene. Types of tissue paper are hygienic tissue, facial tissues, paper towels, wrapping tissue, toilet tissue and table napkins. While specialty papers are papers that are made with specific qualification for a very unique purpose. Types of specialty papers are carbon less paper, decorative paper, security paper, self - adhesive papers, and cigarette papers. Packaging includes all types of papers used by protecting products for distribution, sales and use, including containerboard, folding boxboard and liquid packaging board.

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

In 2014, the pulp demand increased by 1.5% (or 807 thousand tons). The main markets for pulp, North American, Europe and China, registered growth in pulp demand during the year as a result of the continuation of the wave of investments in new paper machines that started in 2013, especially in China. The favorable hardwood price level also contributed to pulp demand growth due to a certain level of substitution of other fiber sources such as recovered paper and nonwood pulp.

In 2015, the positive 2.4% growth in pulp demand (or 1.3 million extra tons) was due to improved economic environment mainly in Europe and North America, while China continued to see its paper capacity base expanding.

Eucalyptus demand increased by 7.8% in 2011, 2.3% in 2012 7.8% in 2013, 8.7% in 2014 and 5.0% in 2015. PPPC projections for Eucalyptus global demand show an average growth of 4.2% between 2015 and 2016 much higher than the global market pulp demand average of 1.7% for the same period. The growth in the tissue paper grades and Printing & Writing expansions in Asia is expected to support this growth.

Total Market Pulp Demand & Eucalyptus Market Share

Source: PPPC

Pulp Price Dynamics

As a global commodity, market pulp prices are impacted by macroeconomic dynamics, as are the prices of any other commodity. The graph below is a comparison of the trend of eucalyptus market pulp prices against the Economist Commodity Index since 1980.

Source: Hawkins Wright and The Economist, January 2016

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

The long term for the pulp industry is defined as above 5 years. Although production cost structure must be monitored in the short and medium term, the major impact come from the formation of pulp prices over the long term. The cost structure of the pulp industry will define the pulp equilibrium price, establishing a floor as a reference against which to measure the returns expected from the higher cost producers in developing their activities. The graph below shows cash production cost against production capacity tonnage, which impacts the pulp price:

Delivered Cash Cost in U.S.$/t and BHKP cumulative capacity

(BHKP Supply Curve CIF Europe - 2015)

Source: Hawkins Wright ( December 2015)

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

Our forest base is broad and diversified. As of December 31, 2015, it was comprised of approximately 969 thousand hectares (owned and leased, excluding the forestry partnership program areas, the forest base linked to the sale of forest assets in Southern Bahia State and Losango) located in seven Brazilian states. Approximately 568 thousand hectares of our total forestry land consisted of planted areas, approximately 338 thousand hectares of conservation areas with native vegetation, or preserved areas, and 63 thousand hectares related to other uses such as roads.

We produce bleached eucalyptus kraft pulp at the following three pulp mills, 100% owned by us:

•                  the Aracruz mill, located in the State of Espírito Santo with an annual production capacity of 2.34 million metric tons and which we acquired as part of the Aracruz Acquisition;

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

In 2015 we produced 5,268 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$10,081 million. In 2014, we produced 5,274 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$7,084 million.

In 2015, our pulp production had the following end-use destination: Tissue 50%, Printing & Writing 35% and Specialties 15%. This analysis shows our sensitivity and exposure to the tissue segment and to a lesser extent the Printing & Writing segment.

Export sales accounted for 90% of our pulp sales volume in 2015 and 91% of our pulp sales volume in 2014. We export pulp products from terminals and a warehouse that we operate at the port of Santos, in the State of São Paulo. On December 9, 2015, we

participated in a public auction promoted by the regulatory agency “Agência Nacional de Transportes Aquaviários - ANTAQ”, for the leasing of the public areas and infrastructures for handling and storage of paper, pulp and general cargo at port of Santos. The Company was awarded the contract based on its proposal for the Macuco Terminal (STS07 or Terminal 32), in the amount of R$115 million. The Company is awaiting the approval of the results of the public auction and the adjudication of the object by the Concession Authority, which is expected to be granted during the first quarter of 2016. Once the approval is received, we will have 45 days to fulfill the requirements stated in the auction notice and at which time, the Concession Authority will invite us to sign the lease contract. We also export our pulp products from Portocel, a specialized port terminal that is operated by our subsidiary, Portocel Terminal Especializado de Barra do Riacho S.A., or Portocel, which is located approximately 3 kilometers from our Aracruz mill, in the State of Espírito Santo. We also operate a port terminal located in the city of Caravelas in the State of Bahia, from which we transport wood to our Aracruz mill, and a port terminal in the city of Belmonte, in the south of the State of Bahia, from which we transport pulp produced by Veracel to Portocel.

The following map sets forth the location of the production facilities and the port terminals we operate:

Our Strengths

Global leadership in market pulp

We are the world’s largest producer of market pulp according to Hawkins Wright and PPPC, with a total pulp production capacity of approximately 5.3 million metric tons as of December 31, 2015 with regular annual sales about 91% to the international markets. According to market statistics, in 2015 we accounted for approximately 25% of the world demand of BEKP, approximately 17% of the world demand of bleached hardwood kraft market pulp and approximately 9% of the world demand of chemical market pulp. Our leadership is based on the sustainability of our forest operations (as a result of the shorter harvest cycle in Brazil as compared to other major producing countries), our state-of-the-art technology (including modern facilities and advanced cloning methods), our high productivity, our strong customer base and our long-term relationships with our customers.

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

State-of-the-art production facilities

Our mills have adopted the latest designs, technologies and production processes as a result of significant investments we have made. The advanced technology and production processes used in our mills allow us to use a lower level of raw materials, mainly chemicals, which consequently reduces our production costs. In addition, our mills have advantages over older mills, particularly with respect to reduced emissions and solid waste disposal, providing for a more streamlined, efficient and environmental-friendly pulp production process. The Três Lagoas and Veracel mills, have one of the lowest production costs of market pulp per ton in the world according to market consultants statistics when compared to Hawinks Wright 2015 chart presented above on page xx. This is the result of state-of-the-art technology, including modern processes and equipment associated with efficiency in forests and industrial operations, as well as short distances between forests and mills.

State-of-the-art research and technology

Fibria started its eucalyptus plantations at the end of the 1960s using seeds from the Rio Claro Forest Nursery (SP). At that time, four species were considered appropriate: Eucalyptus grandis, Eucalyptus saligna, Eucalyptus urophylla, and Eucalyptus alba. During the 1970s specific provenances of E. grandis and E. urophylla proved to be the most suited to our environmental conditions and to the pulping process. Since then, many superior interspecific hybrid trees (E. grandis x E. urophylla) were generated and selected through classical breeding and used as clones for commercial plantations establishment. These eucalyptus improved clones presented significant gains in productivity, uniformity, and wood quality, giving Fibria an outstanding position on the world market. Fibria currently uses a different group of elite clones for each operational unit, which are replaced by new ones from time to time to ensure productivity evolution as well as sufficient genetic diversity at the landscape level. State-of-the-art classical breeding technologies are constantly updated and applied for developing successive advanced generations of Eucalyptus clones.

In addition, Fibria is constantly working on alternative silvicultural methods to boost plantations productivity. The combination of silviculture and genetic improvement are essential to ensure sustainable production and the health of the ecosystems in the long term, which represents an extra challenge due to climate and economic uncertainties. The development of adapted genotypes along with the improvement obtained via silvicultural practices is critical for the sustaining of the environmental services provided by the forests for the generations to come. Thanks to continuous progress, the land currently used to supply our pulp mills is half the area that would be required 40 years ago when forest productivity levels were much lower.

Product development has kept pace through the study of new processes intended to enable the design of new products and enhance our existing ones, including alternatives to improve customers’ processes and/or product performance, especially with regard to softness and strength. This has permitted us to continuously offer differentiated products notwithstanding that we operate in a commodity market. Our collaborations with other world-class companies have led to efforts to develop different products from our biomass and by-products that may represent new business opportunities in future.

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

Customer base

We have long-term relationships with leading global paper manufacturers, particularly in the tissue segment. We have traditionally focused on paper producers who value pulp quality and reliable supply, some of which have been our customers for decades.

On May 4, 2015, Fibria (as intervening party and guarantor); Fibria International Trade GmbH and Klabin S.A. entered in a Eucalyptus Pulp Offtake Agreement for the supply of hardwood pulp that will be produced at the Klabin plant currently under construction in the city of Ortigueira in the state of Paraná (Puma Project), with the operational startup planned for 2016. The agreement establishes a firm commitment for acquisition by Fibria or its subsidiaries of a minimum of 900,000 tons per year of hardwood pulp, for exclusive sale by Fibria or its subsidiaries in countries outside South America. The additional volume produced by the new plant will be sold by Klabin directly as follows: hardwood pulp in Brazil and South America, and softwood pulp and fluff in the global market. The agreement term is six (6) years, four (4) of which at a minimum volume of 900,000 tons and two (2) years of a gradual reduction of volume (phase out). The volumes for the fifth and sixth years shall be equivalent to 75% and 50%, respectively, of the volume delivered in the fourth year of the agreement. The sales volume envisaged in the agreement may be reduced at any time, through prior notification, by up to 250,000 tons for a future possible integration in packaging paper (waiver). The agreement may also be renewed by mutual agreement. The selling price shall be equal to the average net price charged by Fibria, FOB (Free on Board) Paranaguá. On July 30, 2015, the agreement was approved without any reservations by the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica — CADE).

Conducting our operations in a sustainable way

We are committed to operating our businesses and resources in a sustainable manner in accordance with world-class sustainability standards. In 2015, Fibria was included in the 2015/2016 portfolio of the Dow Jones Emerging Markets sustainability Index (DJSI Emerging Markets). We were also awarded as Silver Class for the Dow Jones Sustainability Index — World (DJSI World), which means that our score on the sustainability assessment is very close to the worldwide leader. Additionally, Fibria was once again listed in the Corporate Sustainability Index (ISE) — a list of companies whose shares are listed at the BM&FBOVESPA, the Brazilian stock exchange, and that demonstrate a high level of commitment to best practices in the areas of sustainability and corporate governance.

We consider sustainability as an essential dimension of our corporate strategy and have implemented a corporate governance for sustainability to ensure that it is considered throughout our processes. We have a Sustainability Committee that plays a consultative role to the Board of Directors and is coordinated by our Chairman. This Committee meets three times a year to assess our sustainability strategy and its implementation, and includes independent experts. Linked to the Executive Officers, the Internal Sustainability Commission, comprised of managers from our various departments, seeks to operationalize the strategy defined by the Sustainability Committee and embed sustainability into our organizational culture. Finally, at each Unit, we have Local Relationship Commissions, that evaluate risks and opportunities in the relationship with local stakeholders.

At the end of 2015, we made further progress with the formalization of a Sustainability Policy, approved by the Board of Directors and available at the Company’s Investor Relations website, making further contribution to the governance of our aspirations which are already an integral part of our business proposition.

In 2013, we updated our Materiality Matrix, which identifies the most relevant issues for the Company and for society, taking into account its strategy and the vision of its stakeholders and this Matrix is still considered relevant. The Materiality Matrix was designed based on interviews with 28 people, of whom 10 occupy key posts in Fibria and 18 represent individuals from organizations, sectors or communities that have close ties with the Company. The latter group was composed of customers, suppliers, investors, government officials, members of NGOs, residents of neighboring communities, independent wood suppliers, certifying professionals and researchers. The work resulted in the definition of 24 themes, divided into four dimensions: economic, governance and management, environment and social. Of this total, the ten most material themes were selected by the stakeholders:

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

The intersection of these issues led us to establish Long-Term Targets for 2025, which are annually monitored by the Executive Board. These targets are not exhaustive or static and can evolve or include new commitments, as the market, we or society demand it. Additionally, the Long-Term Targets do not replace the conventional tools of management, including Short-Term Targets, which will be aligned with the Long Term.

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

Benefits:

•      lower concentration of land

•      greater availability of land for other purposes

•      increased competitiveness and greater return to shareholders

2015 results: 11.7 tons of pulp per hectare per year (potential of new clones effectively planted in 2015).

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

2015 results: net capture of approximately 7 million tC002eq.

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

2015 results: 13.9 thousand hectares under restoration from 2012 to 2015.

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

2015 results: 46% reduction in industrial solid waste to landfills in relation to 2011.

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

2015 results: 72.6% of approval on average (research is conducted bi-yearly, and the next result will be released in 2017)

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

2015 results: 9% of the projects are considered self-sustainable.

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

In 2015 we developed the Dividend Policy, the Policy of Authorities and our Sustainability Policy, all of which were approved by the Board of Directors and are available at our website, in order to maintain our business within the highest levels of integrity and transparency.

The Dividend Policy marks an advance in our corporate governance, and one of its main purposes is to indicate to the market that the Management will base its dividend payment proposal on our cash flow generation, with respect to its indebtedness and liquidity policies, maintaining its commitment to investment-grade status and considering its strategic plan. In accordance with such policy, dividends in addition to the mandatory minimum will be announced in the annual financial statements. Throughout the year, if our financial situation exceeds the envisaged scenario, management may propose an extraordinary dividend.

In 2015 we also enhanced the Competition Law Compliance Policy (Antitrust) and the Anticorruption Policy trainings. We reviewed our Code of Conduct in 2014, in order to continuously improve governance and ethical standards, we, among other governance improvement initiatives. The third edition of the document includes new specific topics, such as “Corruption” and brings important updates on the already existing ones. The Code of Conduct is the basis of our identity. It is where we express our fundamental, non-negotiable values that indicate the directions we should take in order to maintain an honest and positive work attitude. In view of the current business challenges and in line with its Values and Beliefs, we reinforced our Compliance Program through several training programs in 2015. For Fibria, being in compliance means to comply with and enforce internal and external, laws, rules, regulations and commitments, whether they have been assumed voluntarily or imposed on the organization. This initiative represents the maturation of our governance model, an evolution resulting from the existing culture of compliance. The Compliance Program assumes the adoption of preventive compliance measures, creating positive evidence of protection for the organization, contributing to mitigating possible sanctions and preserving our reputation as an intangible asset.

In line with the Compliance Program, we implemented in 2015 a Conflict of Interests Evaluation process to identify related parties risks that may arise from shareholders, employees and suppliers. Also during the year, the GRC department developed a monitoring cockpit, which is a dashboard with the main Company’s obligations and business requirements. According to the seven program pillars, it includes: Laws and Regulations; Licenses; Permits and Certifications; Contracts and Agreements; External Reporting; Support to Competition / Antitrust; Prevention of Losses and Fraud; and Anti-Corruption. The new booklet was distributed to employees and outsourced workers, who are being trained through compliance workshops about the importance of the items reviewed, as well as to strengthen their knowledge about the internal and external rules of organizational compliance. The focus of the training course was based on the Corruption Prevention and Antitrust pillars.

The entire monitoring process and environmental review is properly documented and reported to senior management on a quarterly basis, with the annual sign-off of the control chart rated by all governing bodies through a specific tool, GRC Process Control, which increases adherence to best governance practices. In compliance with section 404 of the Sarbanes-Oxley Act and CVM Instruction 480/92, the effectiveness of internal controls of the Company’s financial information is based on criteria established in COSO Internal Controls - Integrated Framework (2013).

Our Strategies

Increase our market share in the international pulp market

We intend to take advantage of our competitive strengths to further increase our market share in the international pulp market. We have focused our marketing efforts on the sale of BEKP to tissue manufacturers, a market segment that, in addition to being more stable than other market segments, has experienced global consumption growth at a cumulative aggregate annual growth rate of approximately 3.2% for the period from 2008 to 2015.

According to a recent survey by RISI, global tissue consumption growth is expected to accelerate at a 3.7% annual rate from 2015 to 2020, with China accounting for roughly 40% of the total tissue consumption increase during this period.

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

On May 4, 2015, we entered into an offtake agreement with Klabin for the supply of eucalyptus hardwood pulp that will be produced at the Klabin plant currently under construction in the city of Ortigueira in the state of Paraná (Puma Project), which comprises a pulp production capacity of 1.5 million tons of hardwood and 400 thousand tonnes of softwood and fluff, with the operational startup planned for the end of the first quarter of 2016. The agreement establishes a firm commitment for our acquisition of a minimum of 900,000 tons per year of hardwood pulp, for exclusive sale in countries outside South America. The additional volume produced by the new plant will be sold by Klabin directly as follows: hardwood pulp in Brazil and South America, and softwood pulp and fluff in the global market. The agreement term is six (6) years, with the last two years being a gradual phase out period, and may also be renewed by mutual interest. The pulp volumes derived from the deal with Klabin will be included on Fibria’s global commercial strategy. Besides our business rational that Klabin’s volumes will be placed into the market in a smoother way regarding pulp prices impact than if by a newcomer in the hardwood market pulp industry, due to our commercial and logistics expertise, the deal will allow us to obtain logistics and commercial optimization and synergies, support our customers’ growth, enhance our ability to meet customers’ needs and also represents potential for the development of new customers.

Enhance our financial strength and corporate governance

Our total consolidated indebtedness as of December 31, 2015 and 2014 amounted to R$12,744 million and R$8,327 million and 91.6% and 88.4% of which represented long-term indebtedness, respectively. We have been implementing a consistent and disciplined approach focused on reducing debt and its cost aiming to improve our capital structure, recover and maintain our investment grade rating and secure financing for our growth strategy under favorable market conditions.

After applying concentrated efforts, in 2015 Fibria has reached a debt level that is adequate for its size at a cost that is in line with what is practiced by other low-risk Brazilian companies with access to international capital markets. As a credit quality recognition, Fitch has granted the Investment Grade rating for Fibria in late 2014 and during 2015 the Company was upgraded to Investment Grade by S&P and Moody’s. For a more detailed description of our Liability Management Plan, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Liability Management Plan.”

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

In 2015, Fibria launched a Dividend Policy, approved by the Board of Directors, which is available on our website. One of its main purposes is to indicate to the market that the Management will base its dividend payment proposal on our cash flow generation, with respect to its indebtedness and liquidity policies, maintaining its commitment to investment-grade status and considering its strategic plan. In accordance with such policy, dividends in addition to the mandatory minimum will be announced in the annual financial statements. Throughout the year, if our financial situation exceeds the envisaged scenario, management may propose an extraordinary dividend.

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

During 2015 we started to implement a new trailer to transport wood logs and woodchips, internally called PIFF, which is lighter than the regular trailer available in the market and allows a 10% yield increase on wood volume transportation. The PIFF trailer was developed by us with the Brazilian university UFSCAR and currently we are under process for intellectual property registration. With such new trailers we are reducing our wood costs, which are among the most relevant of our pulp production costs and therefore a priority for us. Considering all the wood logs transportation by truck we have, the PIFF is currently operational on 100% of our Três Lagoas, 50% of our Jacareí unit and 18% of our Aracruz unit.

In 2015 we implemented a harvest mechanization project in our hilly forested areas of Vale do Paraiba located in Sao Paulo state, which provides wood for our Jacareí unit. Previously, the mechanized harvest was locked up at 24 degrees steep. With the project, we increased our harvest productivity through mechanized operation in hilly areas until 35 degrees. Therefore, harvest with manual staff decreased significantly to areas extremely steep only. Besides the operational gain, mechanized operations also represents an improvement in safety.

In 2015 we launched a maritime shipping new project at Portocel to increase the wood cargo handling for our Aracruz unit, which is expected to startup in early 2017. With the project, we will be able to improve our competitiveness by the reduction on wood costs.

With the aim to maximize forestry operations productivity in the long-term, during 2015 we classified our forest base by categories, from “Diamond” to “Lead”, using an economic geo-model. We mapped all leased and owned forestry land using key indicators for silviculture, harvest and transportation activities on a current and future perspective approach on risks and opportunities, such as soil conditions, declivity, altitude, conservation areas, proximity to urban zones, roads availability, and transportation efficiency, among others. By gathering all such data and combining it, we were able to classify our forest base and settle targets towards a future category distribution as you can see on the chart below.

With the structural change on our forest base from current to the target composition of categories, that we expect to achieve in 10 years, we will be able to reduce our wood operating costs and capital expenditures and therefore increase our competitiveness. The dynamics of forest base change related to such goal means that we will seek for opportunities to purchase or lease more attractive areas, divest from unattractive tracts, as well as implement technologies that will lead us to the structural wood cost.

In December 2015, we have executed a real estate purchase and sale commitment with VID, for: (i) the selling by us of the rural real estate located in the cities of Votorantim and Sorocaba, in the State of São Paulo, totaling 5,042 hectares, for the amount of R$172 million and (ii) the purchase from VID of the rural real estate located in Capão Bonito and Itapeva, also in the State of São Paulo, totaling 33,994 hectares, for the amount of R$452 million. Such transaction was intrinsically in accordance with our target composition of land categories.

Continue to develop state-of-the-art technology in the forestry area

Technological research and development has made it possible to improve our productivity while reducing the impact of our operations on the environment. In the forestry area, an intense research program and the adoption of modern forestry practices have significantly increased our competitiveness. The genetic improvement of eucalyptus trees through classical breeding has allowed us to use superior clones in our plantations, resulting in higher productivity. We currently perform 100% of our planting operations with improved clones. Higher process efficiency and better seedling’s quality were achieved due to a pioneering procedure for eucalyptus vegetative propagation (cloning). In the decade ending 2010, the average annual amount of pulp produced by our forests was about 11 tons per hectare per year, compared to 6.4 tons during the 1970s. One of Fibria’s long-term targets is to reduce by one-third the amount of land required for the pulp production, through increasing productivity by classical breeding. The goal is to reach 15 tons of pulp per hectare per year in plantations established with new clones deployed by 2025.

By continuing to focus on cutting-edge technological research and development, we aim to strengthen our position as one of the leading developers of technology in the forestry area, maintain our record as a low cost producer while meeting our standards of high quality production, increase the range of products that we offer to our customers and maintain our reputation as an environmentally friendly and socially responsible manufacturer. Altogether, this positioning has led to a deep analysis on increasing the value from our forestry biomass where biofuels is one of the most prominent. In 2012, with an initial investment of US$20 million, Fibria acquired 6.66% of Ensyn’s share capital. Furthermore, Fibria and Ensyn agreed to set up an equally-owned joint venture (F&E Technologies LLC), which was duly incorporated in Delaware for future investments in the production of liquid fuels and chemicals from biomass in Brazil. After 2012, the Company has exercised the options to increase its share of Ensyn’s capital and currently holds 12.62% of its share capital. The goal of the Ensyn-Fibria joint venture is to combine the strengths of each party in creating a producer of renewable liquid fuels from cellulosic feedstocks. In 2015, the basic engineering project for a Rapid Thermal Pyrolysis unit was put in place and finalized, allowing the JV to decide for the investment whenever pertinent. Also, in 2015, the Company recorded a major advance in the lignin research front by acquiring the assets of the Canadian company Lignol Innovations, now Fibria Innovations. As a result, Fibria became the owner of substantial intellectual property regarding the subject and established an important link with one of Canada’s leading universities, the University of British Columbia, expanding its options for the pursuit of new scientific knowledge. We are now working on making the best possible use of the quality of our patent portfolio and developing higher added value applications for lignin.

Sustainability

For Fibria sustainability involves incorporating social and environmental aspects, long term value generation strategies and stakeholder views resulting from dialogue into the business strategy and management. We are part of a value chain that gives importance to numerous aspects beyond traditional operations, such as developing a skilled and engaged workforce, managing and promoting projects that promote the growth and welfare of neighboring communities, preserving and recovering native forests, sequestering carbon, sustainable pest control, reducing waste, managing with transparency, and strengthening communication channels with civil society, the government and media. Sustainability embodies the recognition of public opinion, customer loyalty, employee pride and trust of partners and neighbors. Furthermore, it decreases risks, creates opportunities and makes us stronger to meet the needs of an increasingly demanding market that is mindful of the planet’s delicate balance.

At the end of 2015, we made further progress with the formalization of our Sustainability Policy, approved by the Board of Directors and available on the Company’s Investor Relations website, making a further contribution to the governance of our aspirations which are already an integral part of our business proposition.

Community Relations

We operate in seven Brazilian states and in over 230 municipalities, where Fibria owns mills, eucalyptus plantations and conservation areas. Neighboring our areas, there are independent wood suppliers with whom we hold long-term contracts for the supply of raw material for pulp. We have forged a wide range of relationships with diverse communities (traditional or otherwise), which are primarily impacted by its forestry activities. Therefore, quality relations with communities in the vicinity of our operations are crucial to our performance. We have continuously investing in community engagement processes and socio-environmental projects designed to foster social inclusion and improve the quality of life of neighboring populations. These are programs that help to strengthen its social capital, generate jobs and income, improve the locals’ quality of life, and above all establish a constructive dialogue in search of common solutions. Fibria seeks to ensure social legitimacy for its business by encouraging the integration of these communities into its forestry business, while seeking to establish planning and monitoring mechanisms aimed at identifying, preventing and mitigating the impacts of its activities.

Fibria’s Strategy for Community Relations and Social Investment includes five levels: survey and diagnosis of impacted communities, Relationship Prioritization Matrix, dialogue enhancement, relationship methods and tools, and monitoring. In 2015, over 5,500 families were benefited in multiple ways from their involvement in Fibria’s social-environmental programs. Since 2009, Fibria has invested over R$127 million in its programs of social development. In 2015, over 500 new families joined Fibria’s social projects, totaling 5,500 families with evidenced income being generated from these projects. In 2015, 3,035 families were involved in the Rural Territory Development Programme (PDRT) in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo. The increase in wages since the beginning of the project is equivalent to approximately 2 to 4 minimum monthly wages per family. These funds come from Fibria and third parties such as the BNDES, the Votorantim Institute and members of the Responsible Network, comprised primarily of the Company’s suppliers and customers.

Relationship with specific communities

Fibria’s relationship with some communities particularly in the north of Espírito Santo and the south of Bahia, require special attention because they are historically more susceptible to conflicts, or are socially vulnerable. Fibria develops initiatives in which different entities - such as other companies, governments, third sector organizations and the communities themselves - are engaged, and seek to build, together, solutions of common interest. We have served the communities either directly or through engagement with other entities who can also contribute to finding solutions, such as the government, in its various echelons, NGOs and other companies. Some communities have received special attention from us, which has been developing specific social inclusion projects, often with input from government agencies and independent socioenvironmental agencies. This is the case of communities known as quilombolas (descended from former runaway slaves) and Indigenous communities of the Tupiniquim and Guarani ethnicities. Members of the Landless Workers’ Movement (MST) and families of local fishermen are yet other cases in point.

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

The Alvorecer Project initiative began in 2011 when the Company agreed to negotiate with the National Institute for Settlement and Land Reform in Bahia (INCRA/Bahia) and facilitate the expropriation of land. Since then, the project has been consolidating itself as the most advanced model of a cooperative agricultural production system in the country. During this period, 100 technicians were trained through the program “Yes You Can”. The subprojects “Plantas Medicinais e Medicamentos da Biodiversidade em Sistemas Produtivos Agroflorestais” and “Monitoramento e Análise das Condições de Vida e Saúde e Fortalecimento das Ações de Saúde”, achieved excellent results in 2015 contributing to a significant improvement in the participant´s health.

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

Our Products

Pulp

In 2015, we produced 5,185kilotons of pulp representing 30% of total Brazilian hardwood pulp production. In 2014, we produced 5,274 kilotons of pulp representing 32% of total Brazilian hardwood pulp production.

The following table sets forth the breakdown of our BEKP net revenues by region for the periods indicated.

	2015		2014		2013
	(million Reais)		(million Reais)		(million Reais)

Net Revenues
Europe	4,312	43%	2,935	42%	2,680	39%
North America	2,468	25%	1,707	24%	1,931	28%
Asia	2,390	24%	1,769	25%	1,708	25%
Brazil/Others	818	8%	592	9%	526	8%
	9,988	100%	7,003	100%	6,845	100%

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

Our forestry base is broad and diversified, comprised of total forestry area of approximately 969 thousand hectares as of December 31, 2015 located in 7 Brazilian states, consisting of approximately 568 thousand hectares of planted areas, approximately 338 thousand hectares of preserved areas (excluding the forest base linked to the sale of forest assets in Southern Bahia State and Losango), and 63 thousand hectares related to other uses such as roads.

The following table describes the location and the area of our forest base as of December 31, 2015:

State	Plantation	Conservation	Other	Total
	(in hectares)

São Paulo	78,041	56,081	9,647	143,769
Minas Gerais	13,441	11,454	1,199	26,094
Rio de Janeiro	1,636	1,520	221	3,377
Mato Grosso do Sul	229,755	97,807	18,217	345,779
Bahia(1)	134,099	108,997	19,215	262,311
Espírito Santo	109,806	57,263	12,922	179,990
Rio Grande do Sul	1,416	4,807	1,534	7,758
Total(2)	568,195	337,929	62,955	969,078

(1)           Includes the forests associated with the production facility of Veracel. Excludes forest base linked to the sale of forest assets in Southern Bahia State and Losango.

(2)           Excludes forestry partnership program areas (112 thousand hectares with 71 thousand forested hectares).

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

Pursuant to the Brazilian Forestry Code (Law No. 12,727/ 2012), we are required to set aside 20% of our areas for preservation, conservation and environmental recovery. In 2015, we maintained 35% equivalent to 338 thousand hectares of our forest base for conservation purposes. These areas consist of either native forests or riparian buffer zones, or are maintained due their specific ecological characteristics. Furthermore, we maintain a restoration program, to recover degraded areas and endangered flora species.

We also invest in environmental studies and continuous monitoring, together with national and international universities, research centers and specialized consultants, in order to assure the environmental performance of our plantations, and ensure the conservation of the native ecosystems and availability of natural resources in the areas we operate. This is done by imposing conservation and improvement measures in the forestry activities plans considering the area environmental conditions.

In 2015, we conducted approximately 48 projects related to biodiversity and forestry management improvement. These projects cover different types of monitoring of water resources and biodiversity as well as endangered species protection, environmental education, carbon sequestration and landscape planning focused on biodiversity.

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

Fibria has internationally recognized certifications in its operations, such as ISO 9001, ISO 14001, OHSAS 18001 and forest certification as FSC® and Cerflor/PEFC certifying responsible practices.

The main certifications for the forest industry are: the Forest Stewardship Council® (FSC®), given by an independent, non-governmental, not-for-profit organization and Cerflor created by the Brazilian program of forest certification, recognized internationally by the Programme for the Endorsement of Forest Certification Schemes - PEFC. The forestry certification system is divided in two categories: Forest Management, which verifies whether the wood is produced according to high standards that protect the environment, and Chain of Custody, which verifies that the Company uses only certified wood as raw material.

All our areas have both certifications as shown on the table below:

Unit	FSC®	Cerflor/PEFC

Três Lagoas	Certified License Code: FSC-C100704	Certified
Jacareí	Certified License Code: FSC-C100042	Certified
Aracruz	Certified License Code: FSC-C110130	Certified
Veracel	Certified License Code: FSC-C017612	Certified

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

The following table provides certain information regarding our production facilities and production for the years indicated:

		Annual Production	Production for the Year Ended December 31,
Facility	Location	Capacity	2015	2014	2013
		(in thousand
		tons per year)
Pulp Units:
Aracruz	Espírito Santo	2,340	2,328	2,356	2,346
Três Lagoas	Mato Grosso do Sul	1,300	1,248	1,276	1,272
Jacareí	São Paulo	1,100	1,047	1,085	1,080
Veracel (1)	Bahia	560	562	557	561
Total		5,300	5,185	5,274	5,259

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

Energy

Of the total amount of thermal and electrical energy we self-generated, 90% was from renewable fuels, such as biomass and black liquor that are byproducts of the pulp production process, and 10% was from non-renewable fuels that we purchased, such as fuel oil and natural gas. In 2015, we generated internally approximately 117% of our electric energy requirements for our pulp production process including the amount of exportation.

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

Water

While not a significant cost component of our raw materials, water is essential to the production of pulp. In 2015, we used 31.1 cubic meters of water per ton of pulp (as compared with a consumption rate of 25 to 50 cubic meters per ton, as recommended under the EU IPPC Directive — Integrated Pollution Prevention Control — which sets out environmental protection best practice guidelines for paper and pulp mills and is widely adopted across the world as a recognized standard in production). We believe that our water usage rates are among the lowest within the pulp and paper industry and we are continually introducing new technology and implementing improvements in our industrial processes and methods to further decrease these rates. We believe that our water supplies are currently adequate.

The water used at the Três Lagoas and Jacareí units is obtained from the Paraná and Paraíba do Sul rivers, respectively, which are adjacent to our mills. Each river system is within a separate hydrological river basin, thereby reducing the overall risk of unavailability of water due to adverse atmospheric or hydrological conditions. In the Aracruz Unit water is provided by several rivers and a public interest project developed by us and the municipal governments of Aracruz and the neighboring city of Linhares, under which we may obtain water from the Rio Doce river through an existing system of canals and rivers. The project provides water for the local communities and for the industrial and chemical districts of the municipality of Aracruz, as well as for irrigation of agricultural activities in the northern region of the State of Espírito Santo. The water from these sources flows into a 35 million cubic meter reservoir on the mill site. We estimate that the reservoir in the Aracruz unit holds enough water to supply the mill’s needs for a five-month period in the event of a drought. The contamination of the Rio Doce river by mine tailings caused by the Samarco accident required the Company’s Aracruz Unit to suspend its use of water from the Rio Doce river for a short period of time, without impact to Aracruz unit operations. At the time of the accident, the water reservoir of the mill had at least 90 days of water supply.

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

Effluents

Effluents generated during the production process are treated in our units by a two-stage process. During the first stage, solids such as fibers, clay and carbonates are removed. In the second stage, these solids are biologically treated and broken down by microorganisms. We continuously evaluate the composition of the liquid effluents generated during the production process and with the results of these analysis, we can minimize the generation of effluents and maximize the quantity of effluents that may be recycled in our production processes.

Solid Wastes

Solid wastes generated in the production process are collected, treated and disposed by an efficient waste management program. Whenever possible, we have identified how solid waste materials generated during our pulp production processes may be put to alternative use. With the inorganic material we produce a soil acidity corrector used in our forests. Part of the organic material is used as fuel in biomass boilers.

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

•                  projects related to improving energy efficiency, water reuse and the stability of the industrial process;

•                  the exploration of different means of transport;

•                  waste reduction and reuse;

•                  restoration and conservation of natural areas around springs and other water resources;

•                  the compilation of an inventory of greenhouse gas (GHG) emissions from our activities, with a focus on the pulp carbon footprint; and.

•                  the annual monitoring of strategic suppliers on Sustainability topics, through the Value Chain data collection project, that seeks to identify best practices and risks.

In 2015, we completed our seventh GHG emission inventory, using 2014 as a base, which considered the industrial and forestry activities of the Aracruz (ES), Três Lagoas (MS) and Jacareí (SP) units, as well as their pulp export logistics operations.

The result of these studies showed a positive emissions balance, with 0.71 tons of CO2 equivalent sequestered per ton of pulp produced. Bureau Veritas Certification, according to ISO 14064-1 and Brazilian Programme GHG Protocol, an official adaptation of GHG Protocol, certificated the inventory.

Our 2015 GHG emission inventory was based mainly on GHG Protocol, a calculation protocol developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD), adapted by the International Council of Forest & Paper Associations (ICFPA) for the pulp and paper sectors.

In 2010, BM&FBOVESPA launched a new Index — Índice Carbono Eficiente (ICO2) — to promote the adoption of environmental practices around climate change by Brazilian companies and since then we have been selected as part of the Index. In 2012, an Exchange Traded Fund (ETF) was launched based on ICO2 index.

Operational Stability

The challenge of this concept consists of engaging the industrial and forestry’s operations teams in a new one “Operational Strategy” in which the production rhythm would be modulated up and down, respecting the instantaneous limits of capacity of each process sector. To reach larger stability it was necessary also to reduce the frequency and duration of the occurrences that generated stops and/or reduction of production rhythm. In 2015 the operating stability was again above 90%, evidencing the operational excellence as one of the main competitive strength and value creation driver of our company.

For 2015, the Regulatory Standard 13 (Boiler and Pressure Vessel Inspection) extended the maximum period between recovery boiler inspections from 12 to 15 months. Consequently, downtimes that used to take place on an annual basis, almost always at the same time of year, are undergoing planning changes in accordance with the new regulation. In the long term, this extension will reduce costs and increase output. During 2015 we’ve increased our knowledge of operating stability and cost efficiency on running our mills for a 15 months period.

Please find below the scheduled maintenance downtime for the the coming years:

Logistics

Delivery of Wood to Our Pulp Mills

Our forests, including the wood purchased in the market, are located an average distance of 225 kilometers from our pulp mills. We transport wood to our mills by truck, rail and sea barge. The trucks and sea barges are owned and operated by independent contractors who transport wood from our forests to our production facilities. In 2015, we transported approximately 18.8 million cubic meters of wood to our mills, approximately 86% by truck, 12% by sea barge and 2% by rail. Although the percentage of wood transported by sea barge and rail was relatively low, by using these transportation methods, we were able to reduce the logistics costs of our Aracruz and Jacareí mills. Transportation of wood to the mills represents a large portion of our pulp production costs, and reductions in our transportation logistics costs are priorities for us.

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

In 2015 we initiated a temporary logistic operation to transport wood from Rio Grande do Sul State to our Aracruz unit located at Espirito Santo State by coastal vessels. The wood is loaded at Rio Grande port and unloaded at port of Barra do Riacho (Portocel), which is located approximately 3 kilometers from Aracruz mill. The wood related to this logistic setup derives from some supply agreements settled by us (through the former VCP) with local farmers in Rio Grande do Sul State at the time we envisioned the Losango Project. We expect to have such operation in service for 3 years. Please see “Item 4. Information on Fibria — A. History and Development of Fibria — The Losango Project”.

Due to its location in the State of Mato Grosso do Sul, which is landlocked and lacks any rail infrastructure, the Três Lagoas unit relies entirely on transportation by truck of its wood to the plant. The agreement with Wilson & Sons was terminated early by the mutual agreement of both parties.

During 2015 we started to implement a new trailer to transport wood logs and woodchips, internally called PIFF, which is lighter than the regular trailer available in the market and allows a 10% yield increase on wood volume transportation. The PIFF trailer was developed by us with the Brazilian university UFSCAR and currently we are under process for intellectual property registration. With such new trailers we are reducing our wood costs, which are among the most relevant of our pulp production costs and therefore a priority for us. Considering all the wood logs transportation by truck we have, the PIFF is currently operational on 100% of our Três Lagoas, 50% of our Jacareí unit and 18% of our Aracruz unit.

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

Aracruz mill

Aracruz’s pulp production is mainly destined to export markets. It has one of the most optimized pulp logistic setups between mill and port in the world as this mill is three kilometers far from the port of Portocel which provides operating reliability and competitive logistic costs. The pulp transportation between pulp mill and port is made by special trucks to optimize costs and guarantee bales quality.

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

Port Operations

The pulp produced for export is shipped on dedicated vessels or partial service ones - provided by carriers with long-term contracts in place - to our terminals overseas and is then delivered to our customers. We operate in two ports, Santos at Sao Paulo State and Barra do Riacho at Espirito Santo State.

In October 2010, four long-term contracts were signed with the South Korean Pan Ocean Co. Ltd. (former STX Pan Ocean), valid for a period of 25 years for the construction of twenty sea vessels. Five vessels have been delivered, of which, the fifth one entered into service in the first quarter of 2014.

In September 2014, due to Pan Ocean’s application for rehabilitation done in 2013, the parties involved in such long term contracts (Fibria, banks and Pan Ocean) settled an agreement to terminate three (3) long-term contracts and, consequently, the delivery obligation of the remaining newbuilding vessels was extinguished.

With dedicated vessels and partial service vessels, Fibria is able to fully meet the export demand, with guaranteed service quality and cost efficiency.

Port of Santos

The port of Santos is located on the coast of the State of São Paulo. From this port we export pulp produced at the Jacareí and Três Lagoas mills which are located approximately 150 and 750 kilometers far from Santos port, respectively. We have a concession from the government of the State of São Paulo to operate a terminal and a warehouse at this port. The concession was granted under an operational lease agreement with Companhia Docas do Estado de São Paulo—CODESP that expires in September 2017. This particular warehouse has a storage capacity of 38 thousand metric tons of pulp and supports exports from the Jacareí mill. The operation of the port has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs.

To facilitate exports out of our Três Lagoas mill, we have also signed a long-term contract with a terminal operator at Santos (Gearbulk Terminals) for additional storage capacity of 50 thousand metric tons of pulp at a new specialized terminal where rail connection and vessel berth priority were also considered.

In 2015 we initiated the temporary operation at the Macuco Terminal (STS07 or Terminal 32), currently with a capacity of 17 thousand metric tons of pulp, to reduce our logistics costs on the exports of Jacareí and Três Lagoas mills. In order to maintain our export capacity in the long term, on December 9, 2015 we participated in a public auction promoted by the regulatory agency “Agência Nacional de Transportes Aquaviários - ANTAQ”, for the concession of the public areas and infrastructures for handling and storage of paper, pulp and general cargo at port of Santos for an initial period of 25 years and renewable for an additional 25 years. The Company was awarded the contract based on its proposal for the same Macuco Terminal (STS07 or Terminal 32) where we now operate, in the amount of R$115 million. The Company is awaiting the approval of the results of the public auction and the adjudication of the object by the Concession Authority, which is expected to be granted during the first quarter of 2016. Once approval is received, we will have 45 days to fulfill the requirements stated in the auction notice and at which time, the Concession Authority will invite us to sign the concession contract. We will continue to evaluate other competitive alternatives to ship our pulp.

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

Delivery of Pulp from the Port to our Customers

The major part of our sales to the final customer is delivered out of our overseas terminals in the United States, Europe, Mediterranean and East Asia. Again at this point, Fibria is very committed to customers’ requirements, cost advantage and environmental impacts when choosing the right option among the different modals of transportation: rail, truck, barges and coasters.

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

Insurance

We maintain fully comprehensive insurance with leading insurers to cover property damage and business interruption risk, as well as in respect of international and domestic transportation. Our property insurance policy has maximum risk coverage of R$6,200 million, which we believe offers more than sufficient coverage for our current assets.

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

Joint Operation

Veracel

Veracel, is a company organized under the laws of Brazil, in which each of Fibria and Stora Enso owns 50% of the equity interests (it had been a joint-venture between Aracruz and Stora Enso). Veracel grows and manages eucalyptus plantations and operates a pulp mill in the city of Eunápolis, in the State of Bahia. Veracel produces BEKP and has an annual production capacity of 1.12 million metric tons.

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

C.                                    Organizational Structure

The chart below shows our organizational structure as of December 31, 2015 (% of total capital).

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

Among the subsidiaries presented in the chart above we highlight:

•                  Fibria-MS Celulose Sul Mato Grossense Ltda: a wholly-owned subsidiary established for Três Lagoas mill operations.

•                  Portocel Term. Esp BR S.A.: a port terminal from where we export Aracruz and Veracel pulp production. It is a subsidiary with a 51% interest held by Fibria Celulose S.A. and a 49% interest held by Cenibra - Celulose Nipo-Brasileira.

•                  Veracel Celulose S.A.: a joint operation between Fibria Celulose S.A. (50%) and Stora Enso (50%) where we have the Veracel Unit operations.

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

•                  Ensyn and F&E Technologies LLC (Delaware — USA): In 2012, with an initial investment of US$20 million, Fibria acquired 6.66% of Ensyn’s share capital and the option to invest additional US$10 million in its capital in the future. Furthermore, Fibria and Ensyn agreed to set up an equally-owned joint venture (F&E Technologies LLC), which was duly incorporated in Delaware for future investments in the production of liquid fuels and chemicals from biomass in Brazil. In 2014, Fibria entered into an Amendment to the 2012 Share Purchase Agreement, for the acquisition of approximately 3% of Ensyn’s capital for US$10 million, increasing our interest to 9.56% of Ensyn’s capital, and also providing us with certain rights which, if exercised, would allow us to subscribe additional US$5 million in Ensyn’s capital. In 2015, Fibria executed a new agreement for the purchase of approximately 3% of Ensyn’s capital, by paying US$5 million in exchange of the warrant issued in favor of the Company in 2014. As a result of the acquisition of additional capital in 2015, the Company holds 12.62% of the share capital of Ensyn and has the option to invest in the future additional US$10 million in its capital.

D.            Property, Plant and Equipment

Overview

Our principal executive offices are located in the State of São Paulo, where we concentrate our financial, administrative and trading functions.

Aracruz Unit

The Aracruz Unit is our principal pulp mill. This is located in the State of Espírito Santo and is the largest bleached hardwood kraft market pulp production facility in the world. We acquired it as part of the Aracruz Acquisition. It has three production lines: Fiberline A, Fiberline B and Fiberline C. Its nominal production capacity is approximately 2.34 million metric tons of market pulp. Its area totaled 352 thousand hectares at the end of 2015, of which 202 thousand hectares was eucalyptus plantation, 125 thousand hectares was covered with natural preserved ecosystems (preservation area), and 25 thousand hectares had other uses. The Aracruz Unit is located approximately three kilometers from the port facilities at Aracruz (Portocel), of which we own 51%.

Jacareí Unit

The Jacareí Unit is located in the State of São Paulo and has a nominal production capacity of approximately 1.1 million metric tons of market pulp. Its area totaled 157 thousand hectares at the end of 2015, of which 85 thousand hectares was eucalyptus plantation, 62 thousand hectares was covered with natural preserved ecosystems (preservation area), and 10 thousand hectares had other uses. The pulp produced at the Jacareí Unit is transported by rail to the port of Santos which is 150 km distant from the unit.

Três Lagoas Unit

The Três Lagoas Unit began commercial operations in March 2009 with a production capacity of 1.3 million metric tons of market pulp. This unit is located in the State of Mato Grosso do Sul. At year-end 2015, the Três Lagoas unit’s area totaled 346 thousand hectares of which 230 thousand was eucalyptus plantation, 98 thousand hectares was covered with natural preserved ecosystems (preservation area), and 18 thousand hectares had other uses. Três Lagoas’ pulp production is transported from the mill by a reliable multi-modal (truck and rail) system on a daily basis to the port of Santos which is 920 km distant from the unit by rail and 788 km by truck. We are currently carrying out a brownfield project at the unit, named Horizonte 2 project, which, at startup, will increase the total production capacity to 3.05 million metric tons of market pulp. Please see “Item 4. D — Expansion — Horizonte 2 Project” for further details.

Veracel Unit

We have a 50% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1.12 million metric tons market pulp. The pulp produced in the Veracel unit is transported to Portocel, located an average distance of 541 km from Portocel.

The following table sets forth the distance between our forests (including the transport of wood purchased in the market) and our mills, the distance of these mills to the port of embarkation, and the nominal capacity of each mill at December 31, 2015:

Facility	Distance from forest to pulp mill	Distance to port of Santos	Distance to port of Portocel	Pulp capacity (tons/year)
Aracruz	318 km	—	3 km	2,340,000
Veracel (50%)	69 km	—	541 km	560,000
Três Lagoas	93 km	788 km	—	1,300,000
Jacareí	248 km	150 km	—	1,100,000

Eucalyptus forests

Currently, we obtain the majority of our wood from 568 thousand hectares of forest plantation from a total of 969 (São Paulo, Rio de Janeiro, Espírito Santo, Bahia, Mato Grosso do Sul, Minas Gerais and Rio Grande do Sul, not considering forest partnership program areas, the forest base linked to the sale of forest assets in Southern Bahia State and Losango). While we have enough wood to fulfill our needs, from time to time and when the terms are attractive we purchase wood from unrelated third parties to be used in our pulp mills.

As of December 31, 2015, we also had over 2,000 forest partners of the forestry partnership program with 112 thousand hectares of land tracts with approximately 71 thousand hectares of planted areas (mostly in Espírito Santo, Bahia, Rio Grande do Sul and São Paulo states), making our wood supplies relatively dispersed. Our forests, including the wood purchased in the market, are located an average distance of 225 kilometers from our pulp mills. Brazilian forest legislation requires that private properties have at least 20% of the area kept for conservation of native ecosystems, fragments of wild life or natural restored forest area (through planting of indigenous species). Of our own forests, approximately 59% are eucalyptus forest plantation, while 35% is conservation forest and the remaining 6% has other uses.

While the dispersion of our forest land entails some additional costs, we believe that it significantly reduces the risks of fire and disease. We also seek to minimize fire risk by maintaining a system of fire observation towers, a fleet of fire trucks, firefighting brigades and fully equipped patrol cars monitoring the areas 7 days a week. Given the natural protection afforded by the dispersion of our forests, we believe that prevention is the key strategy to avoid insuring our forests. Therefore, we assume all risks of losses from fire and other casualties. In addition, we annually monitor and manage our forests to prevent losses from leaf-cutter ants and any other insect break-outs. We have not suffered a material loss from, nor had our wood supply or operations compromised by, either fire or disease in forests that we harvest.

In 2015 as part of our reforestation efforts, we planted approximately 77 thousand hectares of eucalyptus in order to maintain our mills wood supply and pulp production. The harvested eucalyptus forests yielded between 35 and 42 cubic meters of wood per hectare per year that is an average of 230 vm³/ha/year at around 6 years harvesting age. Our forest productivity reflects the excellent climate and soil conditions for growing eucalyptus trees in all Brazilian states, with enough incidences of both sunlight and rainfall.

We operate four nurseries that in 2015 expedited over 112 million plants (rooted cuttings/seedlings), all of which were planted in our forests or supplied to the Forest Savings Program. To develop our eucalyptus forests, we select trees after precise genetic field trials, elite selected trees are cloned (cultivars) and then they are multiplied in large scale by vegetative propagation process (rooted cuttings). Vegetative propagation allows us to plant trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” branches. Greater tree standardization provided by cloning also permits us to increase mechanization in tree harvesting, logging, and mill transportation, making it easier to adjust equipment and machinery to topographical conditions.

We continue to review our efforts at community relations and the common good, as part of our contribution to social and economic development. For example, we invited our neighbors again to join the Forestry Savings Program that is an opportunity to have a share of the forest benefits as to diversify their production chain and to increase their property income in a partnership project. As of December 31, 2015, local farmers, mostly small properties, had already planted 11 thousand hectares (including Veracel) of forests with our support.

Expansion

Horizonte 2 Project

After the conclusion of viability studies, and detailed analysis by the Company management since 2014, the Board of Directors, during an Extraordinary Board of Directors Meeting held on May 14, 2015, approved the expansion plan of the Company consisting of the construction of a new line of pulp production in the city of Três Lagoas, state of Mato Grosso do Sul, called Horizonte 2 Project. The expansion of the Três Lagoas unit is the current option for Fibria’s growth for the creation of shareholder value.

The Horizonte 2 is a brownfield project which consists in the construction of a new bleached eucalyptus pulp production line with capacity of 1.85 million tons per year, including the creep capacity of 100 thousand tons. The construction on the Horizonte 2 Project has already begun and is advancing on schedule, with the project’s commissioning expected by the fourth quarter of 2017. The total investment is estimated to be U.S.$2.2 billion and already contemplates a creep capacity of 100 thousand tons. The facility will generate an additional 120 MWh of surplus energy.

Eucalyptus wood is available within a low average from forest to mill distance. The structural average total from forest to mill distance, considering the wood supply of both mills at Três Lagoas unit, will be 95 km. The forest base required for the Horizonte 2 project is 174 thousand hectares. Fibria already has all the wood needed for the first four years of the new plant’s operations from its own forests and forestry partnership contracts. With startup at the end of 2017, the Horizonte 2’s forest base working needs, equivalent to 174 thousand hectares, will be virtually concluded.

The bulk of investments will be incurred in 2016 and 2017, when industrial capital expenditures will be higher. The funding strategy of the project consists of low-cost long-term financing lines, such as export prepayment agreements, Agribusiness Receivables Certificates, export credit agencies Finnvera, BNDES and FDCO (Midwest Development Fund), as well as the Company’s own cash flow generation. For more information on the financing facilities, see “Item 5B: Liquidity and Capital Resources”.

The new project will further increase the Company’s cost competitiveness, strengthen its commercial positioning and expand its long-term growth potential, making it more robust in a still fragmented sector. The wood availability in a short from forest to mill distance, the dilution of fixed costs and the sale of surplus energy are the main factors behind the Company’s future improvement on cost competitiveness.

Considering all of the Company’s units, Fibria’s total annual pulp production capacity will increase from the current 5.3 million tons to over 7 million tons. In line with Company’s global sales strategy, the new volumes will be targeting the main growth markets, most notably Asia and Europe. Together with Klabin’s sales deal, the Company will sell a total volume of around 8 million tons annually, with the following expected global destinations: 37% to Europe, 36% to Asia, 19% to North America and 4% to Brazil and other countries.

It is worth noting that Fibria is the result of a merger between two companies with vast experience in the execution of major projects and therefore recognized for their success in the physical and financial execution of such projects.

Project Execution

In the second quarter of 2015, the Company negotiated the supply of infrastructure, turbogenerators, the entire energy transmission and distribution system, instruments, construction management, among others. In the third quarter of 2015, Fibria concluded negotiating and contracting the industrial and important services packages, marking the beginning of a new phase of the project. The Company contracted Andritz Group to supply the wood yard, pulp line (cooking, washing and bleaching), drying machine, recovery boiler, evaporation, caustification and lime kiln package. During the period, Fibria has also negotiated the supply of infrastructure, turbogenerators (Siemens), construction management (Time Now), automatic valves (Flowserve), centrifugal pumps (Sulzer), the entire electricity transmission and distribution system (Asea Brown Boveri - ABB), which includes the primary substation, motors, Motor Control Center (MCC) and transformer, and BOP - Balance of Plant (Pöyry). As is normal in this type of negotiation, the amounts of the contracts remain confidential. To enable stakeholders to follow the physical progress of the project, the Company has included a video on its Investor Relations website showing the status of the works, which is periodically updated.

On October 30, 2015, the foundation stone of Horizonte 2 was laid. In the fourth quarter of 2015, the civil works of process areas began at accelerated rhythm and in the period, the anticipated earthwork, infrastructure, site preparation and temporary buildings were virtually concluded. The Horizonte 2 project closed the year of 2015 with an overall physical advance of 15%.

On the outbound logistics front, Fibria won the public bid for the Macuco terminal, which represents Terminal 32 in the port of Santos. Currently the concession process is moving ahead towards signature and we expect it to be concluded in the first quarter of 2016.

The Company’s future expansion plans will depend on global market conditions. Possible expansion projects include the expansion of two existing mills as follows:  Veracel II with a nominal capacity of 1.5 million metric tons (50% Fibria and 50% Stora Enso) and a 1.5 million metric tons additional capacity from a fourth line in the Aracruz Unit.

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

In 2012, with an initial investment of US$20 million, Fibria acquired 6.66% of Ensyn’s share capital and the option to invest additional US$10 million in its capital in the future. Furthermore, Fibria and Ensyn agreed to set up an equally-owned joint venture (F&E Technologies LLC), which was duly incorporated in Delaware for future investments in the production of liquid fuels and chemicals from biomass in Brazil. In 2014, Fibria entered into an Amendment to the 2012 Share Purchase Agreement, for the acquisition of approximately 3% of Ensyn’s capital for US$10 million, increasing our interest to 9.56% of Ensyn’s capital, and also providing us with certain rights which, if exercised, would allow us to subscribe additional US$5 million in Ensyn’s capital. In 2015, Fibria executed a new agreement for the purchase of approximately 3% of Ensyn’s capital, by the payment of US$5 million in exchange of the warrant issued in favor of the Company in 2014. As a result of the acquisition of additional capital in 2015, the Company holds 12.62% of the share capital of Ensyn and has the option to invest in the future additional US$10 million in its capital.

Fibria Innovations

In 2015, the Company achieved a major advance in lignin research by acquiring the assets of the Canadian company Lignol Innovations, renamed Fibria Innovations. As a result, Fibria became the owner of substantial intellectual property regarding the subject and established an important link with one of Canada’s leading universities, the University of British Columbia, expanding its options for the pursuit of new scientific knowledge. We are now working on making the best possible use of the quality of our patent portfolio and developing higher added value applications for lignin.

ITEM 4A. UNRESOLVED STAFF COMMENTS

We have no outstanding unresolved comments from the Staff of the SEC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements and the accompanying notes as of December 31, 2015, 2014 and 2013, included in this annual report that have been prepared in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), as well as with the information presented under “Presentation of Financial and Other Data” and “Item 3. Key Information — A. Selected Financial Data”.

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

Factors Affecting our Results of Operations

Our results of operations have been affected by the disposition of other pulp and paper assets during the three-years period ended December 31, 2013 (Conpacel, KSR and Piracicaba). In addition, our results of operations for the years ended December 31, 2015, 2014 and 2013 have been affected, and our results of operations will continue to be affected, by a variety of factors, including:

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

•                  changes in the Real/U.S. Dollar exchange rate, including the appreciation of the average U.S. Dollar against the Real by 42% in 2015, 9% in 2014 and 11% in 2013, which have affected (1) the amounts as expressed in Reais of our net revenues, our cost of sales (mainly due to chemicals and freight) and some of our operating and other expenses that are denominated in or linked to U.S. Dollars and (2) our net financial expenses as a result of our U.S. Dollar-denominated liabilities that require us to make principal and interest payments in U.S. Dollars;

•                  the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the LIBOR rate, which affects our interest expense on our U.S. Dollar-denominated floating rate debt, and fluctuations in the CDI rate, which affects our interest expense on our Real -denominated floating rate debt;

•                  inflation rates in Brazil, which were 10.7% in 2015, 6.4%% in 2014 and 5.9% in 2013, as measured by the IPCA, and the effects of inflation (deflation) on our operating expenses denominated in Reais and our Real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•                  changes in accounting policies and the Brazilian Corporation Law, as discussed elsewhere herein.

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

•                  our capital expenditure requirements, which consist primarily of maintenance of our operating facilities, expansion of our production capacity (including the Horizonte 2 project), acquisitions and research and development activities;

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

World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand. For the year ended December 31, 2014, BEKP average reference prices in North America (RISI), Europe (FOEX) and Asia (FOEX) were U.S.$846, U.S.$745 and U.S.$609 per ton, respectively. For the year ended December 31, 2015, BEKP average reference prices in North America, Europe and Asia were U.S.$890, U.S.$784 and U.S.$641 per ton, respectively.

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

Brazilian economic environment

Our results of operations and financial condition, as reported in our consolidated financial statements, have been affected by the rate of Brazilian inflation and the rate of appreciation or depreciation of the U.S. Dollar against the Brazilian currency, considering an annual average rate. The table below shows the Brazilian National Consumer Inflation Index (IPCA), depreciation (appreciation) of the average U.S. Dollar against the Real and the period-end exchange rate and average exchange rates for the periods shown:

	2015		2014		2013		2012		2011
Inflation (IPCA)	10.7%		6.4%		5.9%		5.8%		6.5%
Depreciation (appreciation) of the average U.S. Dollar vs. Real (year on year)	42%		9%		11%		8.2%		11.2%
Year/period-end exchange rate—U.S.$ 1.00	R$	3.90	R$	2.66	R$	2.34	R$	2.04	R$	1.88
Average (daily-weighted) exchange rate(1) U.S.$ 1.00	R$	3.34	R$	2.35	R$	2.16	R$	1.95	R$	1.67

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

When the U.S. Dollar appreciates against the Real, assuming international market prices of our products remain constant in U.S. Dollars, our net sales revenue from export sales increases and we generally attempt to increase the domestic prices for our products in Reais, which may result in reduced domestic sales volumes of our products. Conversely, when the U.S. Dollar depreciates against the Real, assuming international market prices of our products remain constant in U.S. Dollars, our net sales revenue from export sales declines and we generally decrease the domestic prices for our products in Reais, which may result in increased domestic sales volumes of our products. In periods of high volatility in the Real/U.S. Dollar exchange rate, there is usually a lag between the time that the U.S. Dollar appreciates or depreciates and the time that we are able to pass on increased or reduced costs in Reais to our customers. These pricing mismatches decrease when the Real/U.S. Dollar exchange rate is less volatile.

Our consolidated U.S. Dollar-denominated indebtedness represented 90% (including currency swaps) of our outstanding indebtedness as of December 31, 2015. As a result, when the Real appreciates against the U.S. Dollar:

•                  the interest costs on our U.S. Dollar-denominated indebtedness decrease in Reais, which decrease positively affects our results of operations in Reais;

•                  the amount of our U.S. Dollar-denominated indebtedness decreases in Reais, and our total liabilities and debt service obligations in Reais decrease; and

•                  our net financial expenses tend to decrease as a result of foreign exchange gains on the U.S. Dollar debt.

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

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2015, our total outstanding indebtedness on a consolidated basis was R$12,744 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial results consist of interest expense, exchange variations of U.S. Dollar- and other foreign currency-denominated assets and liabilities, derivative losses or gains, and other items as set forth in Note 32 to our 2015 consolidated financial statements. In 2015, we recorded total net financial expense of R$3,685 million, which mainly consisted of R$470 million of interest on loans and financings, R$2,507 million of foreign exchange loss on loans and financings and other assets and liabilities and R$830 million on losses on derivative financial instruments.  In 2014, we recorded total net financial expense of R$1,635 million, which mainly consisted of R$476 million of interest on loans and financings, R$499 million on financial charges in the partial repurchases of Bonds and R$722 million of foreign exchange loss on loans and financings and other assets and liabilities. The interest rates that we pay depend on a variety of market factors, including prevailing Brazilian and international interest rates and our risk assessments, our industry and the Brazilian economy made by potential lenders to us, potential purchasers of our debt securities and the rating agencies that assess us and our debt securities.

S&P, Moody’s and Fitch maintain ratings of our Company and certain of our debt securities. The ratings currently assigned to our foreign currency debt on the global scale are BBB-/Stable by Fitch, BBB-/Stable by S&P and Baa3/Stable by Moody’s. All rating agencies have already reaffirmed their BBB-/stable and Baa3/stable rating for Fibria after S&P and Fitch downgraded Brazil’s sovereign rating from BBB- to BB+ in September 2015 and December 2015, respectively, and Moody’s placement of Brazil’s sovereign rating Baa3 for downgrade in December 2015. In February 2016, S&P downgraded Brazil’s sovereign rating from BB+ to BB with a negative outlook. The achievement of the investment grade rating by us with all three rating agencies was mainly due to our pursuit of deleveraging despite market conditions, free cash flow generation, our appropriate and conservative approach to liquidity, the headroom under our financial covenants. The reaffirming of our rating by S&P, Fitch and Moody’s after the rating actions on Brazil’s sovereign ratings in September and December 2015, and February 2016, is due to rating agencies opinion that despite our asset concentration in Brazil, our condition as primarily an exporter limits the impact of weak domestic economic fundamentals on the Company’s creditworthiness, also being currently benefited by the weaker Real. Nevertheless, any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

Seasonality

The market pulp industry seasonality pattern has been historically correlated with that of paper production. World paper production normally increases by the end of the summer vacations in the northern hemisphere, as well as during the Christmas and New Year holidays. However, due to specific factors, including pulp and paper machine closures, start-up of new capacities, changes in the cost structure of the industry and the increase of global pulp demand, the seasonality trends observed in the past for the pulp industry may be subject to changes in the future.

Discussion of critical accounting policies and estimates

This section focus on critical accounting estimates and assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and the impact of the estimates and assumptions on financial condition or operating performance is material.

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

•      biological assets;

•                  contingent assets and liabilities;

•                  fair value of derivatives and other financial instruments;

•                  income tax and social contribution;

•                  goodwill impairment ; and

•                   employee benefits;

Biological Assets

Biological assets are measured semi-annually (June and December) at their fair value, net of estimated costs to sell. Depletion is calculated based on the total volume harvested.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting following replanting occurs between six and seven years.

Fair value is determined using the discounted cash flow method, taking into consideration the volume of wood, segregated by plantation year, measured at the sales price of standing timber. The average sales price was estimated based on market research and recent sales transactions, in the local market, for harvested eucalyptus wood. Adjustments to the sales price have been made in order to determine the estimated fair value of standing timber. The volumes used in the valuation are consistent with the annual average harvest for each region. The main assumptions used by us to determine the fair value of its biological assets are described in Note 18 to our 2015 consolidated financial statements.

Contingent Assets and Liabilities

The accounting practices for the accounting and disclosure of contingent assets and liabilities from legal proceedings are as follows:

(1) assets, previously treated as contingent, are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained and for which the value can be measured. Contingent assets, for which such conditions are not met, are only disclosed in the notes to the financial statements when material;

(2)  liabilities are provided to the extent that we expect that is probable that we will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable, and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provisioned based on the historical percentage of disbursements. Tax and civil liabilities assessed as remote losses are neither accrued nor disclosed; and

As discussed in Note 24 to our 2015 consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 included elsewhere in this annual report, we are party to labor, civil and tax lawsuits at various court levels. The provisions against potential unfavorable outcome of claims in progress are established and updated based on management’s evaluation, as supported by external legal counsel. In addition, we have tax and civil claims arising in the normal course of business that are assessed as possible losses, as supported by external legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims.

The Company is involved in 5,751 labor cases, which are assigned different probabilities of loss, from remote to probable. Because of the large number of cases, the Company uses historical data as a proxy for estimating future cash outflows and to determine the provision. The legal department follows outcomes and trends carefully to identify changes in patterns or court attitudes.

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

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. We also use our judgment to define scenarios and figures presented in the sensitivity analysis included in Note 5 to our 2015 consolidated financial statements. Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect our financial position.

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

The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor. A summary of the methodologies used for fair value determination purposes by instrument is presented in Note 6.2 to our consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 included elsewhere in this annual report.

Income tax and social contribution

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax is recognized on unrealized foreign exchange gains and losses of assets and liabilities denominated in foreign currencies and treated on a cash basis for tax purposes. In other words, when foreign exchange losses are accrued they are only treated as tax deductible when the asset or liability is settled. Conversely, when foreign exchange gains are accrued they are only treated as taxable the asset or liability is settled. For accounting purposes, when the payment of tax occurs in a period different from the recording of the accrual of the gains and losses in the financial statements, a deferred tax expense or benefit is booked to match the accounting with the tax treatment.

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

We have a history of recurring taxable income, against which we are usually able to offset our compensated with tax loss carryforward deferred tax assets. We believe, based on projections of income approved at the appropriate levels of our Corporate Governance that, the realization of the deferred tax assets is probable.

Impairment of goodwill

Under IFRS, goodwill is not subject to amortization but is tested at least annually for impairment. Upon acquisition of a business, goodwill is allocated to Cash Generating Units (“CGUs”) or groups of CGUs. The allocation is made to the CGUs or group of CGUs which will benefit/from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. When impairment test of goodwill is performed the carrying amount of the assets and liabilities of the CGU or group of CGUs to which goodwill is allocated is compared to its recoverable amount.

We performed an impairment test as of December 31, 2015 and did not recognize any loss as of such date. Goodwill allocated to such groups of CGUs amounted to R$4,230 million as of December 31, 2015.

In measuring the value in use, we used discounted cash flows. A ten year period cash flow has been considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC (Weighted Average Cost of Capital) rate. A ten-year period was used as management considers that global price of pulp can be affected by several factors which generally are identified in periods longer than the production cycle of forest, which is between six and seven years.

The main assumptions used in determining value in use at December 31, 2015, are as follows:

Assumptions

Average net pulp price — U.S. Dollar/ton	U.S.$573
Average exchange rate in the period - R$/U.S. Dollar	R$3.11

Discount rate - WACC (nominal and real)	12.35% and 7.39%

Management determined the gross margin based on past performance and on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

Employee benefits

The accounting practices of employee benefits are as follows:

(a)         Pension obligation: we participate in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, classified as defined contribution plans to which we pay fixed contributions to and for which we have no legal liability to make additional contributions if the fund does not have sufficient assets to honor the benefits due to employees for service in the current and prior periods. Contributions represent net costs and are recorded in the Statement of profit or loss in the period in which they are due. The amount of contributions for the year ended December 31, 2015 was R$9.7 million (R$9.3 million as of December 31, 2014 and R$8.8 million as of December 31, 2013) as disclosed in the Note 29(b) of our 2015 consolidated financial statements included elsewhere in this annual report.

(b)         Health care (post-retirement): some of our subsidiaries used to provide post-retirement health care benefits in the form of a lifetime benefit to a specific group of employees which has since been discontinued and closed to new participants from July 2007. The liability related to the health care plan for retired employees is stated at the present value of the obligation, in the amount of R$90 million as of December 31, 2015 (R$91.4 million as of December 31, 2014 and R$76.7 million as of December 31, 2013). Management’s estimate of the defined benefit obligation is calculated annually together with independent qualified actuaries. The present value of the defined benefit obligation is determined through an estimate of discounted future cash outflow, utilizing the discount rate disclosed in the Note 29(c) of our 2015 consolidated financial statements included elsewhere in this annual report. Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit or loss. The changes in the present value of the liabilities of the plan regarding the actuarial gain and loss are recognized directly in shareholder’s equity, in “Other comprehensive income”.

(c)          Profit-sharing and bonus plans: we recognize a liability and an expense for bonuses and profit-sharing in the statement of profit or loss. As from 2015, the provisions for bonuses and profit-sharing programs are calculated based on qualitative and quantitative targets established by management and are recorded with a charge to the Statement of profit or loss under “Other operating income (expenses), net” (previously under “General and administrative expenses”; priory years have been reclassified to assure consistency of presentation). The total amount recorded as expenses for the year ended December 31, 2015 was R$96.0 million (R$69.6 million as of December 31, 2014 and R$55.7 million December 31, 2013).

The lines of “Administrative expenses” and “Other operating income (expenses), net” of 2014 and 2013 were adjusted in the amount of R$20.0 million and R$15.9 million, respectively, for comparison purposes.

(d)         Share-based compensation:

(i)             Phantom Stock Options Plan: we offer a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. Our CEO and statutory and non-statutory officers are eligible for the plan. The obligations are recorded as a provision for amounts payable to the CEO and statutory and non-statutory officers, with a corresponding entry to the Statement of profit or loss, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period. Details regarding of this compensation plan are detailed in Note 30(i) of our 2015 consolidated financial statements included elsewhere in this annual report.

(ii) Stock Options Plan: we operate an equity-settled transaction under which the entity receives services from employees as consideration for equity instruments (stock options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense, against to the capital reserve. Our CEO, statutory and non-statutory officers and general managers are eligible for the plan. The total amount to be expensed is determined by reference to the fair value of the options granted, including any market performance conditions and the impact of any non-vesting conditions and excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on the non-market vesting conditions. If necessary, we recognize the impact of the revision to original estimates in the Statement of profit or loss, with a corresponding adjustment to shareholders’ equity. Details regarding of this compensation plan are detailed in Note 30(ii) of our 2015 consolidated financial statements included elsewhere in this annual report.

New accounting pronouncements

The standards below have been issued and are effective for periods from January 1, 2016. We have not early adopted these standards.

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than the Statement of profit or loss.

The Company is currently assessing the impacts of the adoption.
IFRS 15 - Revenue recognition	January 1, 2018	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.	The Company is currently assessing the impacts of the adoption.
IAS 41 - Agriculture	January 1, 2016

The “bearer plants” are to be accounted for as property, plant and equipment (IAS 16), i.e., at cost less depreciation or impairment provision. “Bearer plants” are defined as those used to produce fruit/ regenerate for several years, but the plant itself, once mature, does not suffer significant changes.

The Company has evaluated and concluded that the revision of the standard will not impact its measurement and presentation of its biological assets since they do not meet the definition of “bearer plants”.

IFRS 16 - Leases	January 1, 2019

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).

Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Company is currently assessing the impacts of the adoption.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expect to have a material impact on the Company’s financial position and results of operations.

Main Components of our Operating Results

Sales taxes and other deductions on revenues

Our net revenues derived by our domestic operations are subject to the PIS/COFINS excise tax and the ICMS state value-added tax. The rate of the PIS/COFINS excise tax is 1.65% and 7.6%, respectively. The rate of the ICMS value-added tax varies from 7% to 18%, depending on the product sold and the Brazilian state in which the product is delivered. Revenues from export sales are not subject to Brazilian tax. Deductions consist of sales discounts that we provide to our customers and rebates on exports. Our net revenues are substantially denominated in U.S. Dollars.

Cost of sales

Cost of sales consist principally of cash production cost, depreciation, depletion and amortization, and freight. Cost of sales is mainly denominated in Brazilian Reais. The main components of the cash production cost are, by order of magnitude: wood, chemicals, maintenance, personnel and fuel. The cash production cost is a lead indicator of the Company’s economic performance in our industry, being a well-known parameter extensively used by industry’s investors and analysts.

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

Other operating income (expenses), net

Other operating income (expenses), net are largely comprised of the change in fair value of biological assets, variable employees compensation expense, tax credits recognized (such as BEFIEX credit, in 2014), capital gain on disposal of Piracicaba unit (in 2011), capital gain on land and buildings sold (in 2015 and 2013), net gains or losses on disposal of property, plant and equipment, and others.

Financial results

Financial results mainly includes: (i) the earnings from financial investments denominated in U.S. Dollars and Real; (ii) net financial gains or losses from derivatives financial instruments; (iii) interest expense and early redemption costs on loans (Bonds) generally denominated in U.S. Dollars and (iv) foreign exchange gains and losses.

A.                                    Operating Results

Results of operations

The following table sets forth certain items derived from our Statements of profit or loss for the years indicated:

(in thousands of Reais, unless otherwise indicated)	2015	2014	2013

Revenues	10,080,667	7,083,603	6,917,406
Cost of sales	(5,878,209)	(5,545,537)	(5,382,688)

Gross profit	4,202,458	1,538,066	1,534,718

Operating income (expenses)
Selling expenses	(437,253)	(365,214)	(347,538)
General and administrative	(265,621)	(265,077)	(284,214)
Equity in results of joint-venture	393	(622)	—
Other operating income and expense, net	24,347	749,462	807,481

	(678,134)	118,549	175,729

Income before financial income and expenses	3,524,324	1,656,615	1,710,447

Financial income	221,679	133,950	110,723
Financial expenses	(569,793)	(1,040,597)	(1,016,526)
Result of derivative financial instruments, net	(830,128)	(6,236)	(215,313)
Foreign exchange loss and indexation charges, net	(2,507,023)	(721,842)	(932,907)

	(3,685,265)	(1,634,725)	(2,054,023)

Income (loss) before income taxes	(160,941)	21,890)	(343,576)

Income Taxes
Current	(684,246)	(46,280)	(619,606)
Deferred	1,202,172	186,942	265,600

Net income (loss) for the year	356,985	162,552	(697,582)

Attributable to
Shareholders of the Company	342,185	155,584	(706,422)
Non-controlling interest	14,800	6,968	8,840

Net income (loss) for the year	356,985	162,552	(697,582)

Basic earnings (loss) per share (in Reais)	0.62	0.28	(1.28)

Diluted earnings (loss) per share (in Reais)	0.62	0.28	(1.28)

The following table sets forth our volume sold and net operating revenue by type of product:

	2015	2014	2013
Pulp:
Volumes (in thousands of tons)
Export	4,619	4,788	4,751
Domestic	499	517	447
Total	5,118	5,305	5,198

Net operating revenue (in millions of R$)
Export	9,169	6,412	6,342
Domestic	819	591	504
Subtotal	9,988	7,003	6,846
Services, allocated on pulp segment	93	80	72
Total pulp	10,081	7,083	6,918

Average prices (in R$ per ton)	1,951	1,320	1,317

Year ended December 31, 2015 compared to year ended December 31, 2014

In 2015, the pulp market exceeded market expectations, characterized by higher-than-expected demand growth and unscheduled production downtimes, which meant that new supply was absorbed by the market, in turn allowing the introduction of successive price increases and the maintenance of balanced inventories.

Despite volatility during this period, especially in Asia, which impacted the PIX/FOEX BHKP price and forced Fibria to reduce its exposure in the region, the level of hardwood inventory reported by the PPPC (39 days in December), the 7% upturn in global eucalyptus pulp sales and supply limitations due to non-scheduled downtimes by the hardwood pulp producers still ensured positive market fundamentals. In 2015, recurring free cash flow, which excludes the dividend payments, capital expenditures related to the Horizonte 2 project and the purchase of land from VID in December 2015,  totaled R$2.9 billion and Adjusted EBITDA was R$5,337 million, a 91% increase over 2014.

Please see below the breakdown from Adjusted EBITDA to Recurring Free Cash Flow:

Recurring Free Cash Flow (R$ million)	2015	2014
Adjusted EBITDA	5,337	2,791
(-) Total capital expenditures	(2,358)	(1,591)
(-) Dividends	(2,148)	—
(-) Interest (paid)/received	(298)	(411)
(-) Income tax	(76)	(29)
(+/-) Working capital	(504)	(136)
(+/-) Others	20	12
Free Cash Flow	(27)	636
(+) Capital expenditures related to Horizonte 2 project	292	—
(+) Dividends	2,148	—
(+) Land acquisition from VID	452	—
Recurring Free Cash Flow	2,865	636

On November 3, 2015, Moody’s raised Fibria’s rating from ‘Ba1/Positive’ to ‘Baa3/Stable’. The upgrade mainly reflected the Company’s disciplined approach to leverage and liquidity and its capacity to consistently reduce its leverage ratios while preserving its liquidity position, in addition to expectations that it will continue to benefit from pulp prices and the depreciation of the Real against the dollar over the next 12-18 months. Consequently, Fibria’s credit metrics will enable the expansion of the Três Lagoas industrial complex while preserving its level of indebtedness in a manner compatible with a Baa3 investment grade rating, according to the rating agency. In addition to Moody’s, the other agencies (Fitch and S&P) reaffirmed the rating with stable outlook, even after the downgrade actions on the sovereign ratings in September and December 2015, and in February 2016.

As disclosed in Note 16 to our 2015 consolidated financial statements, on December 28, 2015, Fibria informed its shareholders and the market in general that it had executed private property purchase and sale contracts with one of its controlling shareholders, Votorantim Industrial S.A. (VID) through which: (i) the Company undertook to sell and transfer, and VID undertook to buy and acquire, rural properties owned by the Company, totaling 5,042 hectares, for R$172 million, and (ii) VID undertook to sell and transfer, and the Company undertook to buy and acquire, rural properties owned by VID, totaling 33,994 hectares, for R$452 million. The Company further disclosed that the amounts of the property purchases and sales were negotiated between the parties based on independent appraisals. The transaction aligns with Fibria’s intention to streamline its asset base in order to ensure and expand the structural competitiveness of its forestry activities.

In 2015, pulp production totaled 5,185 kilotons, down 2% from 2014, due to the slower stabilization curve following scheduled maintenance downtimes, which, for the first time, were held after 15 months of operations, instead of after 12 months like in previous years. Sales totaled 5,118 kilotons, 3.5% less than in 2014. Despite a strong performance for most of 2015, permitting three successive price hikes throughout the year, sales in the final quarter were negatively impacted by Chinese pressure on prices, leading Fibria to reduce its exposure in Asia below its historical average. Pulp inventories closed the year at 52 days, 4 days more than in 2014.

The cash production cost in 2015 was R$618/ton, 19% higher than 2014, primarily due to wood costs (R$35/ton) and the foreign exchange effect (R$28/ton). Other factors that that impacted the increased cash cost were the higher logistics costs with respect to wood (wider average transportation radius and more wood acquired from third parties), the heavier impact from scheduled maintenance stoppages and the reduced electricity sales. In U.S. Dollars, however, the annual cash cost fell by 16%

The financial result was a net expense of R$3.7 billion, versus an expense of R$1.6 billion in 2014, mainly due to the impact of the exchange variation on U.S. Dollar-denominated debt; the U.S. Dollar appreciated by 47% against the Real in 2015 and a large part of the Company’s debt is U.S. Dollar-pegged given its primary nature as an exporter. The deterioration in the hedge result, partially offset by dollar-pegged assets, which generated period revenue, also contributed to this result.

Adjusted EBITDA stood at R$5.3 billion, with a margin of 53%, a 91% increase over 2014 and a new record, primarily fueled by the appreciation of the US. dollar against the Real and the higher average net pulp price in dollars, partially offset by the upturn in cash cost sales and lower sales volume.

The Company ended the year with gross debt of R$12,744 million, corresponding to US$3,264 million, up 4% on the previous year in dollars due to period funding operations for the Horizonte 2 project. Net debt ended the year at R$11,015 million, the net debt/Adjusted EBITDA ratio in dollars stood at 1.78x and the total average debt maturity was 51 months.

As a result of all the above, we recorded net income of R$357 million, compared to R$163 million in 2014. The Company’s By-laws guarantee a mandatory dividend of 25% of net income after constitution of legal reserves. However, on December 17, 2015, the Board of Directors approved the proposal of dividends to be distributed in the amount of R$300 million, to be submitted to the approval in the Annual General Meeting in April 2016. Thus, considering the minimum mandatory dividend of R$81 million, the additional dividends proposed were R$219 million.

Net Revenues

Our net revenues increased by 42.3% to R$10,081million in 2015 from R$7,084 million in 2014, due to higher average net price in dollars and the appreciation of the U.S. Dollar against the Real during the period, partially offset by the reduction in sales volume.

Pulp sales volume totaled 5,118 kilotons, 3.5% less than in 2014 (or 187 kilotons), mainly due to a decrease in sales to Asia (117 kilotons, or 8.8%), North America (54 kilotons, or 4.3%) and Brazil/South America (18 kilotons, or 3.5%) in 2015 as compared to 2014. The sales for Europe were level in 2015 compared to 2014, with no relevant changes.

Export sales of pulp constituted 91.8% of our pulp net revenue and 90.3% of our pulp sales volume in 2015, compared to 91.6% and 90.3%, respectively, in 2014.

In 2015, 42.9% of our total sales volume was delivered to Europe, 23.6% to North America and 23.7% to Asia, as compared to 41.4%, 23.8% and 25.1%, respectively, in 2014. Discounts are frequently granted to our significant customers located in Europe and North America.

Cost of Sales

Cost of sales increased by 6.0%, or R$333 million, to R$5,878 million in 2015 from R$5,545 million in 2014, mainly, due to (i) the increase in the production cash cost, impacted by higher wood costs, the exchange rate, and the reduction in energy sales due to lower prices; and (ii) the impact of the exchange variation, on freight charges, partially offset by the reduced cost of bunker adjustments as a result of the slide in oil prices.

The cash production cost is one of the main components of our cost of sales. The cash production cost consists principally of the cost of sales excluding depreciation, depletion, amortization and freight. In 2015, the main components of the cash production cost, wood, chemicals, maintenance, personnel and energy/fuel represented approximately 44%, 22%, 14%, 6%, and 7%, respectively. There were no significant differences in the composition of cash production cost in 2015 as compared to 2014, except for the increase from 3% to 7% of energy/fuel due to the lower electricity sales (utilities results).

In 2015, our cash production cost per ton was R$618, an increase of 19% as compared to 2014, of R$519 per ton, mainly due to the following factors: i) higher wood costs, due to the higher share of wood acquired from third parties and wood brought from Losango, impacting the average distance from forest to mill; ii) the increased impact from scheduled maintenance downtimes; iii) the appreciation of the dollar against the real; and iv) the lower electricity sales. The annual inflation for 2015 was 10.7% (IPCA).

We are a beneficiary of the Special Tax Refund Regime for Exporting Companies (known as REINTEGRA), designed to return partially or in full any residual tax remaining in the production chain of exported goods, instituted by Law 13.043/2014. From February 27, 2015, the percentage to be applied over the export revenue for calculation of the tax credit was changed from 3% to 1% between March 1, 2015 and November 30, 2015 and 0.1% between December 1, 2015 and December 31, 2016. In 2017, the percentage to be used will be 2% and in 2018, 3% over the export revenue. During 2015, the Company recognized Reintegra credits of R$68.2 million, compared to R$37.0 million in 2014.

As a result of the above, our gross profit in 2015 increased by 173.2% or R$2,664 million, compared to 2014 and, consequently, our gross margin was 41.7% in 2015, compared to 21.7% in 2014.

Selling Expenses

Selling expenses amounted to R$437 million, 20% more than in 2014, chiefly due to the 42% appreciation of the average U.S. Dollar against the Real, which mainly impacted terminal expenses, partially offset by the downturn in sales volume. As a percentage of our net revenue, our selling expenses decreased to 4% in 2015 from 5% in 2014.

General and Administrative Expenses

General and administrative expenses totaled R$266 million, similar to the previous year. As a percentage of our net revenue, our general and administrative expenses decreased to 3% in 2014 from 4% in 2014.

Equity in Results of Joint-Venture

Equity in results of joint-venture recorded earnings of R$393 thousand in 2015, compared to a loss of R$622 thousand in 2014, as a result of our joint-venture F&E Technologies LLC.

Other Operating Income (Expenses), Net

The decrease of 96.8%, or R$725 million, in the other operating income (expenses), net is, substantially, the result of the combined following factors:

(i)                 R$852 million of tax credits recognized in 2014 (substantially BEFIEX Credit as described at our Note 24(d)(i) to our 2014 consolidated financial statements), against R$7 million in 2015;

(ii)              R$133 million increase in the fair value gain of biological assets from R$52 million in 2014 to R$185 million in 2015;

(iii)           R$135 million of gain on disposal of property, plant and equipment in 2015, compared to a R$68 million loss in 2014, mainly due to the net effect of the sale of 5 thousand hectares of land, as mentioned previously;

(iv)          the recognition of an additional impairment provision for ICMS credits, in the amount of R$165 million from previous years. Until September 2015, these provisions were the equivalent to 80% of the balance receivable from the state of Espírito Santo; however, due to the increasingly low likelihood of these credits being realized, the provision increased to 100% as from October 2015; and;

(v)             reversal of provision for legal provision (contingencies) in the amount of R$14 million in 2015, compared to new provisions for contingencies of R$14 million in 2014.

Financial Results

Financial expense amounted to R$3,685 million in 2015, compared to R$1,635 million in 2014, primarily due to:

•                  Financial income: financial income increased to R$222 million in 2015 from R$134 million in 2014, due to R$84 million of interest on tax credits recognized (mainly BEFIEX), and R$132 million interest on financial investment earnings from use of cash and marketable securities.

•                  Financial expenses: financial expenses decreased to R$570 million in 2015 from R$1,041 million in 2014, due to (i) financial charges of R$599 paid in 2014 in the partial repurchases of Bonds against zero in 2015; (ii) decrease of R$19 million in 2015 in interest on loans and financing and loan commissions influenced by the repurchases previously mentioned; and (iii) an increase of R$47 million in other financial expenses.

•                 Foreign exchange loss, net: foreign exchange losses were R$2,507 million in 2015, compared to R$722 million in 2014, due to the impact of the exchange variation on US. dollar-denominated debt (the U.S. dollar appreciated by 47% against the Real in 2015), since a large part of the Company’s debt is denominated in U.S. dollars.

•                 Result of derivative financial instruments, net: our net expense with derivative financial instruments were R$830 million, compared to R$6.2 million in 2014, mainly due to the U.S. Dollar appreciation against the Real in 2015, impacting our outstanding debt swaps. The deterioration in the hedge result, partially offset by U.S. dollar-pegged assets, which generated period revenue, also contributed to this result. Because such foreign exchange losses will only be deductible by our Brazilian legal entities when their loans are paid, we recorded a deferred tax benefit (increasing the deferred tax asset) on those expenses that are deductible in future.

Income taxes

Brazilian corporate statutory income tax and social contribution rate is 34%. The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

The Company still believes in the previsions of the International Double Taxation Treaties. However, as the final decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), nowadays the Company taxes the foreign profits according to the Law 12,973/14.

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect subsidiary, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

The effective tax rate applicable to our income (loss) before tax and social contribution was 321.8% and (642.6)% for the years ended December 31, 2015 and 2014, respectively. The income tax benefit for the year ended December 31, 2015 was R$518 million, compared to R$141 million for the year ended December 31, 2014.

Other than the change in the pretax accounting income the primary reasons for the changes included:

(i)                  net foreign exchange gains recognized by our foreign subsidiaries that use the Brazilian Real as the functional currency. As the Brazilian Real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil. The tax effect of this exempt income was R$458 million and R$123 million in the years ended December 31, 2015 and 2014, respectively, reflecting the devaluation of the Brazilian Real in relation to these foreign currencies (primarily the U.S. Dollar and the Euro); and

(ii)               R$32 million tax effect on the benefit related to tax on net income (Imposto sobre o Lucro Líquido - ILL), recognized in 2014 against zero in 2015.

Non-controlling Interest

There were no significant changes in “Non-controlling interest” in 2015 compared to 2014.

Net Income (loss)

As a result of the above mentioned, we generated a net income of R$357 million in 2015, as compared to R$162.6 million in 2014. As a percentage of net revenue, the net income was 3.5% in 2015, as compared to 2.3% in 2014.

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

In October, Fibria informed its shareholders and the market in general that Votorantim Industrial S.A. and BNDESPAR renewed the Company’s Shareholders’ Agreement, extending its term by five years, i.e. until October 29, 2019, among other terms and conditions. The Shareholders’ Agreement has been filed as an exhibit to this annual report.

As of July 9, Fibria has begun to benefit from the Special Tax Refund Regime for Exporting Companies — REINTEGRA, designed to return partially or in full any residual tax remaining in the production chain of exported goods, in effect as of October 1, 2014. The credit refund is equivalent to 3% of total export revenue based on the transfer price and is made either through: (i) offsetting with own debits, due or to become due, related to taxes managed by the Federal Revenue Service; or (ii) in cash, which may be requested in up to five years as of the end of the calendar quarter or the actual export date, whichever occurs later. In the year ended December 31, 2014, the Company recognized credits totaling R$37 million under the REINTEGRA program, recorded under cost of goods sold in the Statement of profit or loss. See Note 14(a) to our 2014 consolidated financial statements.

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

Gross debt in U.S. dollars totaled $3,135 million (equivalent to R$8,327 million), 25% down in Dollars in comparison with 2013. Fibria closed 2014 with a cash position of R$778 million, including the mark to market of derivatives. As indicated in 2014, the new liability management initiatives have contributed to reducing the total cost of debt to 3.4% p.a., while the average term remained at 55 months. In 2014, we repaid the total amount of R$6,636 million of the principal amount of indebtedness, of which R$3,176 million refers to early redemption of our bonds. The premium paid by us in this repurchase transactions was R$365 million. These initiatives will generate annual savings of approximately US$27 million in interest as of 2015. Net debt/Adjusted EBITDA in Dollars closed the period at 2.4x and 2.7x in Reais. Net debt consists of total debt less cash position.

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

Our material cash requirements include the following:

•                  working capital;

•                  our debt service; and

•                  capital expenditures.

Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or a wholly owned subsidiary, borrow funds by offering the guarantee of export contracts (see Note 23 to our 2015 consolidated financial statements) or capital expenditures acquisition financing programs offered by the BNDES, a related party (see Note 16 to our 2015 consolidated financial statements). The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position. We also rely on bonds or notes issued in the international markets by either wholly owned subsidiaries or by Votorantim Group subsidiaries, all mainly domiciled in other countries.

As of December 31, 2015 and 2014, our cash and cash equivalents and our marketable securities were R$2,558 million and R$1,195 million, respectively. Of our cash and cash equivalents and marketable securities held as of December 31, 2015, 58% was denominated in Reais invested in both public and private marketable securities. The remaining 42% of our cash, cash equivalents and marketable securities was denominated in U.S. Dollars held abroad, mostly invested in Time Deposits with maturity up to 90 days.

The fair value of derivative financial instruments represented a net liability balance of R$828 million as of December 31, 2015.

At December 31, 2015, our balance sheet presented a positive working capital balance (including our cash and cash equivalents, marketable securities, current loans and financings and derivative instruments) of R$2,505 million compared to R$1,162 million December 31, 2014. We do not expect to have any difficulty in meeting our short-term obligations since our current assets as of December 31, 2015 were equivalent to 1.8 times our current liabilities. Additionally we believe that we will be able to access either capital or banking markets, if necessary.

It is our indebtedness strategy over the next few years to use a substantial portion of our consolidated cash flow to pay principal and interest with respect to our indebtedness. In addition, we are active on liability management initiatives to reduce the cost of our debt whenever there are market opportunities.

Sources of funds

Our cash flow from operating, investing and financing activities is affected by various factors. The key factors that affect our cash flow from operations are (i) the volume of product sold and the market price of pulp, (ii) the exchange rate between Brazilian Reais and U.S. Dollars and (iii) the cost of our raw materials. Investing activities are mainly affected by (i) our capital expenditure program and (ii) our decision to divest some of our long-lived assets. Finally our cash flow from financing activities is directly related to the level of new debt we have incurred and on the repayment of existing debt.

Operating Activities

Net cash flow provided by operating activities was R$4,479 million compared to R$2,227 million in 2014, an increase of 101.1%. In 2015 we presented a loss of R$161 million before income taxes, compared to an income of R$22 million in 2014. Net cash flow provided by operating activities was impacted mainly by:

(i)                                                     an increase of 42.3% in the net revenue in the year, influenced by the sales volume, the U.S. Dollar appreciation against Real in 2015 and the pulp price, as above mentioned in this document;

(ii)                                                  the impact of working capital changes as reflected in the Statement of Cash Flow: a net increase in assets of R$353 million compared to a net decrease in liabilities of R$150 million.

We adopt the indirect cash flow method to report our cash flow statement. See our “Consolidated Statements of Cash Flows” in connection with “Item 5. Operational and Financial Review and Prospects”.

Uses of funds

Investing activities

Net cash used in investing activities was R$3,315 million in 2015, compared to net cash used in investing activities of R$356 million in 2014.

In 2015, investing activities for which we used cash primarily consisted of (1) investments of R$2,358 million in property, plant, equipment, intangible assets and forest and advance for wood acquisition from forestry partnership program; (2) R$714 million in marketable securities; (3) R$12 million related to the new subsidiary Fibria Innovations; (4) the payment of R$20 million made for additional acquisition of interest in Ensyn, as detailed in Note 17(b) to our 2015 consolidated financial statements; (5) R$420 million of derivative settlements. In addition, we generated cash primarily due to R$208 million of proceeds from sale of property, plant and equipment, substantially the transaction involving our shareholder VID, as detailed in Note 16(a) to our 2015 consolidated financial statements.

In 2014, investing activities for which we used cash primarily consisted of (1) investments of R$1,540 million in property, plant, equipment, intangible assets and forest, (2) R$51 million regarding advance for wood acquisition from forestry partnership program and (3) R$27 million related to the payment made for additional acquisition of interest, mainly the additional purchase of 3% of Ensyn’s capital, as detailed in Note 17(a) to our 2014 consolidated financial statements. In addition, we generated cash primarily consisting of (1) R$903 million of proceeds from sale of land and buildings related to the Asset Light project occurred in 2013 as mentioned in Note 1(e) to our 2014 consolidated financial statements and (2) R$409 million on marketable securities.

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

Financing Activities

Net cash used in financing activities, which include short-term and long-term secured and unsecured borrowings, debt repayments, resulted in the use of cash of R$853 million in 2015 and R$2,644 million in 2014.

In 2015, we raised R$3,088 million, mainly, from financing through export prepayment facilities with financial institutions and the issuance of Agribusiness Receivables Certificates (CRA) in the total amount of R$675 million, with an interest rate of 99% of CDI, payments of interest semi-annually and final maturity for the principal in October 2021. The funding will be used to finance the Horizonte 2 project at our Três Lagoas Unit located in Mato Grosso do Sul state. We repaid the total amount of R$1,801 million of the principal amount of indebtedness and distributed R$2,148 million as dividends to the shareholders as mentioned in Note 28(a) to our 2015 consolidated financial statements.

In 2014, we raised R$4,346 million, mainly, from financing through export prepayment facilities with financial institutions and the issuance of US$600 million aggregate principal amount of our 5.25% Senior Notes due 2024. In 2014, we repaid the total amount of R$6,636 million of the principal amount of indebtedness, of which R$3,176 million refers to early redemption of our bonds. The premium paid by us in this repurchase transaction was R$365 million. The amount of R$3,460 million was used to the settlement of other outstanding indebtedness.

In 2013, we raised R$1,279 million, principally, from financing through export prepayment facilities with financial institutions. In 2013, we repaid the total amount of R$3,320 million of the principal amount, of which R$1,851 million refers to early redemption of our Bonds issued. The premium paid by us in this repurchase transaction was R$236 million and R$1,469 million to the settlement of other outstanding indebtedness.

Furthermore, we have access to short term and long term trade-finance lines to support any cash needs that could eventually arise.

Debt

Export credits (prepayments, ACE and ACC)

In August 2015, the Company, through its subsidiary Fibria International Trade GMBH, signed an amendment to the export prepayment contract in the amount of US$400 million (equivalent then to R$1,390 million). The releases were made in three installments, being the first in the amount of US$98 million, maturing through 2019 and interest rate of 1.30% p.a. over the quarterly LIBOR, the second in the amount of US$144 million, maturing through 2019 and interest rate of 1.40% p.a. over the quarterly LIBOR and the third in the amount of US$158 million, maturing through 2021 and interest rate of 1.55% p.a. over the quarterly LIBOR. As of December 31, 2015, the principal outstanding balance was US$400 million (equivalent to R$ 1,562 million).

In 2015, the Company, through its jointly-operation Veracel, entered into export contracts (ACC) in the amount of US$54 million (equivalent then to R$167.7 million), with maturity in February 2016 and a fixed interest rate between 1.02% and 1.30% p.a. As of December 31, 2015, the principal outstanding balance was US$12 million (equivalent to R$45 million).

In December 2014, we signed an export prepayment contract with 11 banks in the amount of US$500 million (equivalent then to R$1.4 billion), of which US$130 million will mature through 2019 and an interest rate of 1.30% p.a. over the quarterly LIBOR, US$191 million will mature through 2019 and an interest rate of 1.40% p.a. over the quarterly LIBOR and US$179 million will mature through 2020 and an interest rate of 1.55% p.a. over the quarterly LIBOR. This line was used to prepay loans and financing with higher costs and less attractive maturities. As of December 31, 2015, the principal outstanding balance was US$ 500 million (equivalent to R$ 1,952 million).

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH, entered into an export prepayment contract with four foreign banks, in the amount of U.S.$200 million (equivalent then to R$465 million), with quarterly interest payments of 1.75% p.a. plus quarterly LIBOR (which can be reduced to 1.55% p.a., depending on the level of leverage and risk rating of the Company) with a five-year term. As of December 31, 2015, the principal outstanding balance was US$200 million (equivalent to R$ 781 million).

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH, entered into an export prepayment contract, in the amount of U.S.$100 million (equivalent then to R$232 million), with quarterly interest payments of 1.625% p.a. plus quarterly LIBOR with a five-year term. As of December 31, 2015, the principal outstanding balance was US$ 93 million (equivalent to R$ 363 million).

In April 2013, we, through Fibria Trading International KFT., entered into an export prepayment contract with three banks in the amount of U.S.$100 million (equivalent then to R$202 million), with maturity until 2018 and an initial interest rate of 1.625% p.a. over the quarterly LIBOR. As of December 31, 2015, the principal outstanding balance was US$100 million (equivalent to R$ 390 million).

In February 2012, Veracel entered into the export prepayment contract, in the amount of U.S.$33 million (equivalent then to R$56 million), with semiannual payment of interest, at 5% p.a. plus LIBOR and a single payment of the principal with maturity in 2017. In January 2016, the Company prepaid 100% of this contract.

In May 2011, we signed an export prepayment agreement with a syndicate of banks in the amount of U.S.$300 million (equivalent then to R$489 million), bearing quarterly LIBOR plus 1.8% p.a., which can be reduced to 1.60%, depending on our level of leverage and risk rating, with an eight-year term. As of December 31, 2015, the principal outstanding balance was US$ 255 million (equivalent to R$996 million).

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of U.S.$535 million (equivalent then to R$956 million), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The loans are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, 2010 funds totaling U.S.$314 million (equivalent then to R$559 million) were released, and the remaining balance of U.S.$221 million (equivalent then to R$389 million) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities. In April, 2011, the Company prepaid the amount of U.S.$100 million (equivalent then to R$161 million), and negotiated a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly depreciation). There were no changes in interest rates charged. In 2012, the Company prepaid the amount of U.S.$200 million, with no changes on the other conditions of the contract. In 2013, in the maturity date, the amount of U.S.$43 million was paid. In 2014, also in the maturity date the amount of U.S.$32 million (equivalent to R$73 million) was paid and the final maturity was renegotiated for August 2019. In 2015, also in the maturity date the amount of US$ 40 million (equivalent to R$136 million) was paid. After this transaction, the principal outstanding balance of this contract is U.S.$120 million (equivalent to R$469 million).

Domestic floating-rate notes

In October 2015, the Company concluded the public distribution of 675 thousand Agribusiness Credit Receivable Certificates to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. in the total amount of R$675 million, with an interest rate of 99% of CDI, payments of interest semi-annually and final maturity for the principal in October 2021. The funding will be used for the purchase of goods and hiring of services in connection with Horizonte 2 Project. The Agribusiness Credit Receivable Certificates are backed by agribusiness credit rights assigned by Itaú Unibanco S.A., from the Export Credit Note to be issued by Fibria-MS, guaranteed by the Company. The funds were received by the Company on October 23, 2015. As of December 31, 2015, the principal outstanding balance was R$675 million.

In June 2013, we entered into a contract with Banco do Brasil an Export Credit Note (Nota de Crédito à Exportação - NCE), in the total amount of R$498 million, with maturity in 2018 and interest rate of 105.85% of CDI. This contract is also linked to a swap contract in order to exchange the currency from Reais to Dollar and change of the variable rate to fixed rate, being the final cost 4.19% p.a. plus foreign exchange currency. As of December 31, 2015, the principal outstanding balance was R$392 million.

In September 2012, we entered into an Export Credit Note (NCE) and a related interest swap agreement, for an aggregate principal amount of R$173 with million with semiannual payment of interest of 100% of CDI and amortization of the principal in four annual settlements as from 2017. This contract is also linked to a cross-currency interest rate swap contract in order to exchange Reais to U.S. Dollars and change of the variable rate to fixed rate, being the final cost 4.90% p.a. plus foreign exchange currency. As of December 31, 2015, the principal outstanding balance was R$173 million.

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

International fixed-rate notes

Voto-Votorantim IV

On June 24, 2005, we entered into a loan contract with Votorantim Overseas Trading Operations Limited IV (“VOTO IV”), a jointly controlled entity together with Votorantim Participações, which raised U.S.$400 million in the international capital markets (equivalent to R$955 million), bearing annual interest of 7.75%, maturing in 2020. We received 50% of the total funds raised, i.e., U.S.$200 million, equivalent then to R$477 million. In 2013 we prepaid a total amount of U.S.$42 million. As a result of this early redemption, we recognized financial expenses amounting to R$13.5 million, of which R$12.3 million related to the premiums paid in the repurchase transaction and R$1.2 million relating to the proportional amortization of the transaction costs of the Notes. In 2014 we prepaid the total amount of U.S.$61 million (equivalent to R$138 million). As a result of the early redemption, we recognized financial expenses amounting to R$33 million of which R$30 million related to the premiums paid in the repurchase transaction and R$3 million relating to the proportional amortization of the transaction costs of the Bonds. In 2015 we prepaid the total amount of U.S.$0.4 million. As a result of the early redemption, we recognized financial expenses amounting to U.S.$0.07 million of which U.S.$0.06 million related to the premium paid in the repurchase transaction and US$0.01 million relating to the proportional amortization of the transaction costs of the Bonds. After the early redemptions, the principal outstanding balance of these Bonds as of December 31, 2015 was U.S.$96.4 million (equivalent to R$376 million).

Fibria 2024 Notes

In May 2014, we, through our subsidiary Fibria Overseas Finance Ltd., raised US$600 million by issuance of a fully SEC-registered offering of the so-called “Fibria 2024 Bond”, an amount then equivalent to R$1.3 billion, maturing in ten years, bearing fixed interest of 5.25% p.a. The funds were received on May 12, 2014 and a portion of the proceeds was used for the early redemption of the Bond “Fibria 2021”.  This represented our first SEC registered debt offering (as opposed to privately place debt), which we believe reflects the stability we have achieved over the last several years, permitting us to achieve economies in pricing and a wider investor public. As of December 31, 2015, the principal outstanding balance was US$600 million (equivalent to R$2.3 billion).

BNDES Financing

BNDES has been an important source of debt financing for our capital expenditures. In 2015, Fibria entered into five new contracts through the credit limit of R$1.7 billion defined in 2011, in the amounts of R$138.6 million (forests investments financing), R$10.5 million (industry investments financing), R$24 million (IT projects financing), R$35 million (acquisition of trucks) and R$7.5 million (social projects). In 2015 a total of R$254 million was released from BNDES to us (R$283 million in 2014). Loans from BNDES are secured by liens of property, plant and equipment and bank guarantee. The majority of our loans with BNDES bear interest indexed to a nominal long-term interest rate, TJLP. The remaining BNDES loans are indexed to UMBNDES (a weighted average exchange variation of a basket of currencies, predominantly U.S. Dollars) plus a spread and pre-fixed. As of December 31, 2015, the principal outstanding balance was R$1,835 million.

As of December 31, 2015, BNDES represented approximately 14.5% of our financial indebtedness, and is expected to remain as a significant source of financing in the future. See below details on amount and maturities:

Index	R$ in millions	Final Maturity
TJLP	963	2024
UMBNDES	731	2023
PRE-FIXED	130	2022
SELIC	27	2024
	1,851

For further information on the financing agreements with BNDES, see Exhibit 4.6 incorporated by reference in this annual report.

Maturities

At December 31, 2015, the amount of our short-term debt was R$1,073 million. At December 31, 2015, the annual maturities of our total debt were as follows:

Year	Amount
(R$ in millions)

2016	1,073
2017	1,070
2018	1,864
2019	3,169
2020	1,195
2021	1,893
2022	98
2023	44
2024	2,338
Total	12,744

Covenants

Financial covenants required under some long-term borrowings were renegotiated in June 2012 in order to mitigate the effects from changes in exchange rates. The renegotiation resulted on the following changes: (a) covenants are measured based on consolidated information translated into U.S. Dollars (as opposed to consolidated financial information in Reais), and (b) the indebtedness Net debt to Adjusted EBITDA ratio was increased to a maximum ratio of 4.5x as from June 2012.

The measurement of the ratios based on information translated into U.S. Dollars reduces the of effects changes in exchanges rates as compared to ratios based on information measured in Reais. A substantial portion of our debt is denominated in U.S. Dollars and as a result, particularly, the appreciation of the US dollar against the Real had significant impacts on the ratio when measured in Real. Under the prior computation criteria in the event of a U.S. Dollar appreciation the amount of net debt as of the end of the period would increase when measured in Real. Under the revised criteria by translating the Adjusted EBITDA from Real to U.S. Dollars at the average exchange rate of each quarter the impact of the depreciation of the Brazilian currency is mitigated.

As of December 2015, our net debt to Adjusted EBITDA ratio (or indebtedness ratio) was 1.78 in U.S. Dollar (2.06 in R$). See Note 4.2.2 to our 2015 consolidated financial statements.

Dec./ 2015 and after
Debt Service Coverage Ratio (1) — minimum ratio	1.0
Net Debt to Adjusted EBITDA Ratio (2) — maximum ratio	4.5

(1) The ratio of debt service coverage is defined as (a) Adjusted EBITDA (for the last four fiscal quarters translated into U.S. Dollars at the average exchange rate of each quarter), plus the balance of cash, cash equivalents and marketable securities at period-end translated into U.S. Dollar at period-end exchange rate divided by (b) debt service payment requirements for the following four consecutive quarters plus interest paid during the past four quarters translated into U.S. Dollars at period-end exchange rate of each quarter, plus the amount of hedging agreement that is scheduled to mature within one year.

(2) Defined as the ratio of (a) consolidated debt translated into U.S. Dollars at period-end exchange rate plus the fair value of hedging agreements, less the balance of cash, cash equivalents and marketable securities at period-end translated into U.S. Dollar at period-end exchange rate divided by Adjusted EBITDA (for the last four quarters translated into U.S. Dollars at the average exchange rate of each quarter).

Many of these instruments also contain other covenants that restrict, only in the event of default and if we are not considered investment grade by S&P, Moody´s or Fitch, the ability of Fibria and its subsidiaries, among other things, to:

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

At December 31, 2015, we were in compliance with all covenants, which are required under some long term borrowings. See Note 23 to our 2015 consolidated financial statements and “Item 5 - Operating and Financial Review and Prospects — A. Operating Results — Results of Operations.”

Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012):

Adjusted EBITDA (R$ million)	2015	2014
Income (loss) of the period	357	163
(+/-) Financial results, net	3,685	1,635
(+) Taxes on income	(518)	(141)
(+) Depreciation, amortization and depletion	1,892	1,874
EBITDA	5,416	3,530
(+) Equity	(0)	1
(-) Fair Value of Biological Assets	(185)	(52)
(+/-) Loss (gain) on disposal of property, plant and equipment	(135)	75
(+) Accrual for losses on ICMS credits	248	88
(-) Tax credits/reversal of provision for contingencies	(7)	(851)
Adjustted EBITDA	5,337	2,791

EBITDA and Adjusted EBITDA are not a measurement defined by Brazilian and International Financial Reporting Standards, and represents income for the period before interest, income tax and social contribution, depreciation, amortization and depletion. The Company is presenting Adjusted EBITDA in accordance with CVM Instruction 527 of October 4, 2012, by adding or subtracting from the amount equity income, the provision for losses on recoverable ICMS, losses (gains) from the write-down of property, plant and equipment, the fair value of biological assets, and tax credits from reversal of provision for contingencies, in order to provide better information on its ability to generate cash, pay its debt and sustain its investments. Neither measurement should be considered as an alternative to the Company´s operating income and operational cash flow as an indicator of liquidity for the periods in question. Please note that these measures may not be comparable to similarity tiled measures prepared by other companies.

Liability Management Plan

Since 2009, we have been implementing a consistent and disciplined approach focused on reducing debt and its cost aiming to improve our capital structure, recover and maintain our investment grade rating and secure financing for our growth strategy under favorable market conditions.

Our Liability Management Plan included (1) the issuance of Fibria 2019, 2020 and 2021 Notes totaling U.S.$2.5 billion, (2) the sale of the Guaíba Unit for U.S.$1.430 billion in December 2009, (3) the sale of Conpacel and KSR for R$1.5 billion in December 2010 (proceeds from the sale were received in January and February 2011, respectively), (4) the sale of the Piracicaba Unit for U.S.$313 million in September 2011, (5) an equity offering which totaled R$1,361 million in April 2012, (6) the sale of non-strategic assets such as lands and forest assets in Bahia and the Losango sale for R$470 million in December 2012,  (7) the sale of non-strategic land assets for Parkia in 2013 generating R$1.65 billion, (8) the prepayment of  more expensive debt, for example the total redemption in 2014 of our 2019, 2020 and 2021 Notes and the advanced settlement of export prepayments and export credit notes with unattractive costs and (9) the issuance of debt with more attractive costs and terms, for example the SEC registered 2024 Notes issuance of US$600 million in May 2014 maturing in ten years and subject to fixed interest rate of 5.25% p.a, and also the issuance of a syndicated export prepayment loan of US$500 million subject to an average interest rate of 1,43% p.a over the quarterly LIBOR and with an average term of 5 years. The 2024 Notes represented our first SEC registered debt offering (as opposed to privately place debt), which we believe reflects the stability we have achieved over the last several years, permitting us to achieve economies in pricing and a wider investor public.

In 2015 Fibria has reached a debt level that is adequate for its size and an average cost of debt that is consistent with other low-risk Brazilian companies with access to international capital markets. The Company has an Investment Grade rating with a stable outlook by the rating agencies S&P, Moody’s and Fitch, even after the Brazil’s sovereign rating downgrade at the end of 2015. Fibria’s credit metrics will enable the expansion of the Três Lagoas industrial complex while preserving its level of indebtedness in a manner compatible with a Baa3/BBB- rating, according to the rating agencies.

Our brownfield project in Três Lagoas, approved by the board on May 2015, will add 1.85 million tons/year, including the creep capacity of 100 thousand tons, to Fibria capacity increasing the total production capacity from 5.3 million tons/year to 7.05 million tons/year. Funding sources combine own cash (working capital release), banks (export pre-payment contract), Agribusiness Receivables Certificates (CRA), BNDES, Midwest Development Fund (FDCO) and foreign export credit agency (ECA).

In August 2015, the Company, through its subsidiary Fibria International Trade GMBH, signed an amendment to the export prepayment contract in the amount of U.S.$400 million (equivalent then to R$1,390 million). The releases were made in three installments, being the first in the amount of U.S.$98 million, maturing through 2019 and interest rate of 1.30% p.a. over the quarterly LIBOR, the second in the amount of U.S.$144 million, maturing through 2019 and interest rate of 1.40% p.a. over the quarterly

LIBOR and the third in the amount of U.S.$158 million, maturing through 2021 and interest rate of 1.55% p.a. over the quarterly LIBOR.

In October 2015, Fibria concluded the issuance of an Agribusiness Receivables Certificates (CRA) in the total amount of R$675 million with an interest rate of 99% of CDI interbank rate and maturing in 2021.

Liability and Liquidity Management Policy

In August 2015, we reviewed our Liability and Liquidity Management Policy, originally created in May 2011, to maintain guidelines that allowed us to preserve our investment grade that allows access to credit lines with more attractive costs. This policy formalizes our goal to maintain a Net Debt over Adjusted EBITDA ratio in U.S. Dollars within the range of 2.0x and 2.5x. Nevertheless, Fibria can achieve, temporarily, a maximum leverage ratio of 3.5x during its expansion cycle. At no time, Fibria is allowed to take strategic and management decisions that will cause this ratio to exceed 3.5x. The policy also formalized the goal of maintaining the necessary liquidity for the cash conversion cycle and to meet short-term financial obligations. It provides that we will maintain a minimum cash balance comprised of the sum of: (i) a minimum operating cash balance, which reflects the cash conversion cycle and (ii) a minimum balance for coverage of debt service, which includes interest and short-term principal. In addition, we may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance according to rating agencies methodology.

Capital expenditures

Our capital expenditures (Capex) increased by 48% to R$2,358 million, as compared to R$1,591 million in 2014 and R$1,287 million in 2013. The increase was primarily due to the land acquisitions (Note 16(a)(iii) to our 2015 consolidated financial statements), the industrial expansion of the H2 Project and higher cost from the acquisition of standing timber from third parties. The 24% increase in 2014 compared to 2013 was mainly due to the increase in forestry renewal in turn due to (i) the Forestry Partnership Agreement and a Standing Timber Supply Agreement signed with Parkia in 2013 as a result of the 206 thousand hectares on land sale (please see Note 1(d) to our 2015 consolidated financial statements), and (ii) higher costs with the purchase of third-party timber. .

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2015	2014	2013
	(in millions of Reais)
Industrial Expansion	219	38	8
Forest Expansion	74	74	65
Subtotal Expansion	293	112	73
Safety/ Environment	25	18	31
Forestry Renewal (includes the advance for wood purchase - partnership program)	1,271	1,190	899
Maintenance, IT, R&D, Modernization	317	271	284
Subtotal Maintenance	1,613	1,479	1,287
Land purchase	452	—	—
Total	2,358	1,591	1,287

For 2016, Management has approved a budget of R$8.2 billion for future capital expenditures. The increase over 2015 is mainly explained by the Horizonte 2 project, for which will be allocated R$5.4 billion of the total 2016 capital expenditures and R$1.5 billion for forestry renewal.

C.                                    Research and development, patents and licenses, etc.

As a pulp producer, we seek to gain a better understanding of the entire production process and obtain competitive advantages by continuous investments in research and technological development. By attempting to identify the characteristics of the final pulp that are essential for the production of high quality pulp and paper, we introduce new challenges to our tree breeding program and improve our processes to develop innovative, higher quality products. The research and development activities conducted within our research center are directed towards increasing the productivity of  our forests, improving the quality of the eucalyptus wood used as our raw material, increasing the efficiency of our productive process and industrial yields, and developing new, innovative higher quality products, in a sustainable way. These efforts are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes. Our total budget, including operational expenses and capital expenditure in research and development was R$51 million in 2015 and R$47 million in 2014. Our expenditures in research and development have been commensurated with our growth and our continued efforts to maintain our competitive advantage. This strategy has enabled us to develop high quality sustainable forests at lower costs and with minimal environmental impact, and to continue to supply the market with improved products and reinforcing our long-term relationships with key customers. By the end of

2010, the average annual amount of pulp produced per hectare was about 11 metric tons, compared to 6.4 metric tons obtained during the 1970s. Referring to this, one of the long-term targets we have is to keep reducing the amount of land required for the pulp production, as a result of increasing productivity via genetic, forest management and industrial performance improvements.

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

Fibria also maintains a significant level of investment in a biotechnology program. In order to advance gains from classical breeding, a new strategy called Genome Wide Selection (GWS) is under development at Fibria. The GWS is based on the very early selection of superior eucalyptus clones by analyzing their DNA (molecular markers) profiles. By implementing this technique, which is totally new in the forestry sector, we expect to make the breeding cycles shorter, anticipating selection of superior materials. A new high throughput platform for intensive tree genotyping and different statistical models has been tested in order to increase the method efficiency. The preliminary results obtained by Fibria point out to very promising perspectives.

Other techniques like genetic transformation and mutagenesis are also under evaluation at Fibria, involving national and international partnerships. The main goal of this research program is to evaluate the potential of such technologies to generate “new” genetic variability potentially useful to improve forest and industrial sustainable productivity.

Fibria has increased efforts regarding the assessment of its potential intellectual property and protection. Achievements during 2015 in the intellectual property field include the acquisition of an important patent portfolio related to lignin (85 patent application or patent granted) and filed of 5 new patent applications and 3 new varieties of Eucalypts. In summary, Fibria now has 103 granted patents, 152 patent applications, 23 varieties of Eucalyptus with protection granted and 3 being analyzed by Brazilian National Plant Varieties Protection Services, demonstrating our success in innovation and genetic improvement efforts.

In a forestry based company, the maintenance and increase of forest biomass production together with silvicultural cost reduction is fundamental, especially in highly intensive management regimes. The optimization of the available resources to the forestry processes can be achieved dealing with plant nutrition, soil fertility and conservation, silvicultural practices and new production models. We are achieving these objectives through the development and use of specific precision silviculture systems that optimize the allocation of the available resources, while monitoring soil fertility and conservation. Results from these monitoring processes conducted over the last two decades, have revealed, particularly over the last decade, that fertility may be enhanced through programs of nutritional management. Thus, during 2015, we have developed activities related to the: (i) analysis and recommendation of new fertilizers, including by-products from our mills, using a unique fertilization system in all our sites, (ii)  dissemination and beginning of use of soil conservation parameters in forestry planning, (iii)  recommendation of specific management packages considering the wood cost at the mill gate, based on the concept of high intensive management In the past years, the reduction in nutritional formulations, the extent of automated management and the control of fertilization, has already led to gains in logistics, costs and safety on the use of fertilizers.

Currently, “eucalyptus physiological disorder” is one of the main problems that affect the productivity of planted forests in the Southern Bahia region. In order to evaluate mitigation options, the Company explored and analyzed a wide and diverse data base built through the past years in the Company (“big data” approach). This new approach, based on Predictive Analytics tools, for the first time, allowed the development of three high-performance predictive models to better understand the causes of physiological disorder, even as to map and estimate the risk of forest management future options. Fibria has become the pioneer of the forest sector on the use of this new technology approach.

Some diseases can be important limiting factor to the forest productivity, thus we also have continuous studies in order to keep the forest healthy and to reduce the using of chemical pesticides. Our researches were focused on the screening of disease resistant clones and for increase the use of biological pest control. We answered all questions about the pesticide derogation, contributing to preserve the certification FSC in our all units. Our researchers are encouraging the idea to create a new FSC regulation polity for chemical pesticide use, considering the silvicultural aspects and rules for environmental security, instead of only the chemical characteristics of the molecules. In order to be prepared for the future challenges, the Technology Center started up the activities in its Forest Health Protection and Natural Resources Laboratory. This new laboratory has been used to produce agents of biological control of pests, to evaluate disease´s resistance in all Fibria’s Eucalyptus clones and to diagnose forestry problems, helping to maintain our sustainability. In this context, the Company developed methods to evaluate the resistance of eucalyptus clones for the diseases caused by Erwinia psidii and Ralstonia solanacearum. These bacteria cause vascular disease in eucalyptus, leading to die back, wilting and death of the affected plants. The new methods developed allow a better evaluation and selection of clones resistant to these diseases, helping to reduce the risks in the Company’s plantations.

Furthermore, we have performed specific studies since 1993 into the quantity and quality of superficial and underground water by monitoring water tables in representative locations in our plantations and by our production units, which continue to indicate that there have been no material changes to the composition of the water in these water tables, thus confirming that our plantation and production processes are not contaminating the surrounding water tables. With the recent water shortage resulting from extreme climate conditions, Brazil registered during 2015 the driest winter in 84 years, spurring the Company to review some operational practices, for instance the irrigation of the plantations. Fibria uses the irrigation only at the time of planting seedlings to ensure their growth. In 2015, a new tool that used the climate and soil information to optimize the volume of water applied and reduce the operating costs of irrigation was developed, ensuring the sustainability of water resources.

Specific studies on Forest Ecophysiology based on our “Open-air Laboratories” (Fibria’s Watershed Project and Eddy-Covariance Flux Tower Net) are being conducted, allowing us to better understand the effects of climate change on Eucalyptus plantations. Direct measurements of forest-atmosphere exchanges of carbon dioxide, water and energy allow us to observe whole-ecosystem metabolism. The Eddy-covariance Flux Tower Net at Fibria´s Units was installed during 2011-2012 and provides continuous record of net ecosystem CO2 exchange, evaporation, and energy flux between the atmosphere and Eucalyptus plantations, at hourly time resolution. At all four flux-tower sites of Fibria, the forest is accumulating carbon and contributing to the terrestrial “sink” for carbon that currently is reducing the growth atmospheric CO2. The atmospheric carbon fluxes provide a top-down look at forest growth and are complemented by ground measurements of vegetation and litter at large and small plots where we can identify which components in the forest are gaining and losing carbon. The combination of short-term carbon and water exchange fluxes observed at the towers with long-term changes in biomass observed at permanent plots provides a very powerful constraint to develop and evaluate ecosystem process models, which we used to forecast wood productivity under different climate scenarios. In 2015, we considered three IPCC (Intergovernmental Panel of Climate Change) climate scenarios to predict the risk of forest productivity losses among the unpredictable future climate conditions. These scenarios were customized to Fibria’s plantations areas. For each scenario (pessimistic, realistic, optimistic) we calculated the potential impact on the productivity of Fibria’s plantations and identified areas with climatic extremes, seeking the best recommendations for plantation, in order to mitigate potential losses or gains in forest productivity.

In our continuous search for better environmental performance, we started to use Ecosystem Services approach to integrate research topics and to improve our landscape management practices. Technical planning for biodiversity conservation is based mainly on the assets in Fibria’s biodiversity database which comprises all information about fauna and flora species registered in Fibria’s areas since 1992, with special focus on birds, which have been used as indicators of the functionality of the managed forest landscape. Also for conservation planning, we use our Fibria Bioindex software, which combines relevant indicators to allow landscape ecology analysis of our forest management areas comprising plantations and areas of natural vegetation (Rain Forest or Savanna fragments). Based on all these approaches, we continuously provide technical advice to improve forest operation practices in order to conserve biodiversity. In 2015, it was also developed an integrated landscape planning process based on the hydrological model SWAT (Soil and Water Assessment Tool) and Bioindex, which will support, from 2016, the short and long term planning of forests considering environmental criteria. This process enables decision making about the best landscape management for the production of high-productivity forests with less impact on water and environmental resources in Fibria’s areas.

Also in 2015, remote sensing techniques were confirmed by our team as feasible monitoring tools of forest-based eucalyptus plantations and of native vegetation for conservation purposes. These techniques will assess the forest in real time, broadening the base and the frequency of the forest quality monitoring, allowing early detection of possible causes of forest productivity losses, ensuring agility in decision-making.

Our research and development team continuously assess new trends and advances in the market in which we operate, allowing the development of new products and the entry into new markets. In particular, we have been following recent developments on the production technologies resulting in biofuels or alternative biomass-based products. Biorefinery comes as an important subject in our project portfolio. Our roadmap on biorefinery is frequently updated, and the correspondent laboratory has been receiving considerable investments on high-tech pieces of equipment to allow transformation and characterization of raw material and products, including biofuels and bio-chemicals. These capabilities and drivers along with the establishment of strategic alliances is paving out the way to speedup research and development of bioproducts. The ongoing projects and alliances envision the different and more promising alternatives, not only making use of forest biomass in nature, but also from the circling streams of the kraft process, such as those from lignin. Within this scope of increasing the value from our forestry biomass, in 2015 the Joint Venture created by Fibria and Ensyn advanced on basic engineering for the installation of the first RTP unit in Brazil. In the same direction, potential customers and applications had been assessed. Gasoline and diesel obtained from the co-processing of JV’s renewable fuel oil and vacuum gasoil had been certified by American NREL, as drop-in-fuel. In addition, new technology and business opportunities in the biorefinery field have been assessed which may result on the entering and strengthening on markets other than those for renewable fuel oil.

When it comes to our pulp and paper production processes, during this last year we assessed and introduced important setup changes in order to improve fiber strength even further. This approach associated with customers’ feedback comes in close connection, as a loop, with the tree breeding program. Along with what we call wood x process x product trinomium and the advantages of having these teams working side by side, we had been able to support Fibria’s strategy to be considered one of the best commercial and R&D partner by some of our most important customers.

Among these efforts in product development our team has focused on the increase of BEKP share in the paper composition and/or supporting customers improving their products’ performance. These efforts are split into two major streams: (a) looking forward to set specific properties on the BEKP fibers through changes in forest sourcing, pulping and bleaching processes and/or (b) determining the best practices for the use of BEKP in different systems of stock preparation, refining and papermaking technologies as a whole. An example of above mentioned “(a)” approach is the contracted commercialization as from 2016 of a new and boosted product called EucaStrong®, which shall bring value to both Fibria and its customers by saving resources and improve margins. Another one is the FSC-TCF beholding customers’ requests. This kind of technology and know-how allow our customers improve the usage of eucalyptus pulp and the performance of their final products.

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

E.                                    Off-Balance Sheet Arrangements

We participate in a number of off-balance sheet arrangements, mainly related to guarantees and take or pay contracts. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” All of these transactions are further described elsewhere in this annual report. See Notes 11 and 27 to our 2015 consolidated financial statements.

F.                                     Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2015. This table does not reflect swap transactions discussed under “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of Reais)
Total debt commitments (1)	1,358	4,452	7,326	2,818	15,954
Operating leases (2)	331	644	972	2,943	4,890
Purchase obligations (3)	423	717	357	841	2,338
Pension contributions (4)	5	10	10	65	90
Total contractual obligations and commitments (5)	2,117	5,823	8,665	6,667	23,272

(1)                     The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

(2)                     Includes land leases and sea transportation (domestic and export).

(3)                     Includes take-or-pay contracts. We have long-term “take-or-pay” contracts with suppliers of energy, transportation, diesel fuel and chemical products for an average period of nine years for which the contractual obligations are R$260 million per year.

(4)                     Represents a contribution of R$5 million per year, in average.

(5)                     Excludes amounts of probable cash outflows which are expected to arise upon settlement of contingencies due to uncertainties with respect to timing of payments.

We are also subject to legal proceedings with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain probable and estimable losses arising from tax, civil and labor claims of R$346 million as of December 31, 2015. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Contingencies”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

We are managed by a Board of Directors and a Board of Executive Officers. The address of the management of our Company is Rua Fidêncio Ramos, 302, 3rd floor, São Paulo, State of São Paulo, Brazil.

Board of Directors

Our Board of Directors is required to meet four times a year and on an extraordinary basis whenever corporate interests so require. The members of the Board of Directors are appointed at General Shareholders’ Meetings and serve for two-year terms. Our Board’s responsibilities include determining our general business strategies, electing the Executive Officers and supervising the management. As of December 31, 2015, the Board of Directors was made up of the following members:

Name	Member Since	Age	Position

José Luciano Duarte Penido	2009	67	Chairman

Maria Paula Soares Aranha	2013	59	Alternate

João Carvalho de Miranda	2009	53	Vice-chairman

Sergio Augusto Malacrida Junior	2014	42	Alternate

Raul Calfat	2009	63	Member

Paulo Henrique de Oliveira Santos	2009	57	Alternate

Carlos Augusto Lira Aguiar	2012	70	Member

Julio Sergio de Souza Cardozo	2014	71	Alternate

João Henrique Batista de Souza Schmidt	2014	37	Member

Francisco Fernanded Campos Valerio	2015	68	Alternate

Julio Cesar Maciel Ramundo	2011	46	Member

Victor Guilherme Tito	2015	36	Alternate

Eduardo Rath Fingerl	2009	62	Member

Sergio Jose Suarez	2015	33	Alternate

Marcos Barbosa Pinto	2014	38	Member

Arminio Fraga Neto	2014	58	Alternate

Alexandre Gonçalves Silva	2009	70	Member

José Ecio Pereira da Costa Junior	2013	64	Alternate

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

Mr. Calfat is Chairman of the Board of Directors, a member of Personnel and Remuneration Committee, member of Finance Committee and member of Institutional Relations Committee of Votorantim Participações S.A. He is also an independent member of the Board of Directors, Chairman of the Related Parties Committee and member Audit Committee of Duratex S.A. and member of the Board of Directors of Ibá and member of the Board of Directors, Finance Committee and Productivity and Personnel Committee of Sociedade Beneficente de Senhoras — Hospital Sirio Libanes.

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

Mr. Schmidt is also a member of the Board of Directors of Citrosuco S.A. and member of the Supervisory Committee at Votorantim Energia.

Francisco Fernandes Campos Valério. Mr. Valério was executive officer of Industrial Operations, Engineering and Procurement of Fibria Celulose SA from September 2009 until May 2013. He previously held various positions at Votorantim Celulose e Papel 1997 until 2009 and senior positions in other pulp and paper companies, including, Bahia Sul, Aracruz, Suzano, Braskraft Florestal e Industrial and Olinkraft Celulose e Papel.

Mr. Valério has been an alternate member of the Board of Directors of Veracel Celulose S/A, Chairman of Sindicato Papel e Celulose do MS, member of the Board of Directors of Cocal Energia Responsável and member of the Board of Directors of Associação Brasileira Técnica de Celulose e Papel.

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

Mr. Pinto is currently a member of the Board of Directors of Multiterminais, Unidas and Chilli Beans, OOG — Odebrecht Oil and Gas S.A. and Energisa S.A.

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

Mr. Silva is presently Chairman of the Board of Directors of Embraer and a member of the Board of Directors of Ultrapar, Nitroquimica, Tecsis and Amcham.

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

Mrs. Maria Paula is a member of the Board of Directors and coordinator Statutory Audit Committee of Paranapanema S.A.

Sergio Augusto Malacrida Junior. Mr. Sergio Malacrida has been an alternate member of the Board of Directors of Fibria Celulose S.A since April 2014.  He has been also a member of the Finance Committee since September 2013. He currently is Director of Treasury and Investor Relations Officer of Votorantim Industrial. He was partner at PR&A Financial Products, partner at Vinci Partners, CFO at Vanguarda Agro, Treasurer at Fibria.

Mr. Sergio Malacrida is a member of the Finance Committee of Votorantim Cimentos, member of the Finance Committee of Funsejem and member of Supervisory Board at Votorantim Energia and Citrosuco. He is graduated in Economics (FEA/USP) and MsC in Mathematics (IME / USP).

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

Mr. Santos is a member of the Board of Directors of Tivit S.A and Votorantim Cimentos S.A.

Julio Sergio de Souza Cardozo. Mr. Julio Sergio de Souza Cardozo is an alternate member of the Board of Directors of Fibria Celulose S.A. and member of Fibria’s Statutory Audit Committee as financial specialist. He is lecturer, business consultant and full professor. He is professor of the Masters Program in Accounting at UERJ - University of the State of Rio de Janeiro and in MBA courses as an invited professor in several programs in the country. He was a partner with Ernst & Young for more than twenty years and after his retirement he founded Julio Sergio Cardozo & Associates, a consulting business based in the city of São Paulo. He has a PhD equivalent in Accounting & Finance, Majors in Auditing & Internal Control — graduated by Rio de Janeiro State University.

Mr. Julio Cardozo is a member of the Board of Directors and Chairman of the Audit Committee of AVISTA Credit Card, Chairman of the Audit Committee of Saraiva S.A. and also member of the Fiscal Council of Usiminas S.A.

Victor Guilherme Tito. Mr. Tito since July 2014 is a Chief of Departmnet of Banco Nacional de Desenvolvimento — BNDES. Previously, he acted at BNDES as manager.

Mr. Tito has no management position at other companies.

Sergio José Suarez Pompeo. Mr. Pompeo was an alternate member of the Board of Directors of Fibria Celulose S.A. from October 2010 to April 2012 and was part of the Finance Committee of the Company from October 2010 to April 2012. He joined the Banco Nacional de Desenvolvimento Economico e Social - BNDES in 2008 and is currently the Manager of BNDES’ Capital Markets area, working in the Investment Department of such area. Between 2006 and 2008 he worked at Petrobras in the area of Petrochemical Investments. Between 2008 and 2009 he served as Board member of some companies providing services to Petrobras (Companhia de Recuperação Secundária - CRSEC, Marlim Participações and Nova Marlim Participações), and as an alternate member of the Fiscal Council of Bertin S.A.

Mr. Pompeo was a member of the Board of Directors of Tupy S.A from 2011 to 2013.

Arminio Fraga Neto. Mr. Arminio Fraga is founding partner of Gavea and Chairman of the following Committees: Investment, Private Equity and Multimarket funds, Executive and Remuneration, and member of the Risk Committee and Real Estate Fund of Grupo Gavea. From 2009 to 2013, Arminio Fraga was Chairman of the Board of Directors of BM&FBovespa. From 1999 to 2002 he was Chairman of the Central Bank of Brazil and before that he was Director of International Matters of the Central Bank of Brazil, from 1991 to 1992. From 1993 to 1999 he was Managing Director of Soros Fund Management in New York, focused in emerging markets. Additionally, Arminio Fraga was Vice-Chairman of Salomon Brothers in New York from 1989 to 1991, focused in arbitration in emerging markets. He was also Chief Economist and Manager of Operations in Banco Garantia from 1985 to 1988. Arminio Fraga taught regularly in universities in Brasil, such as Pontifícia Universidade Católica and Fundação Getúlio Vargas, Rio de Janeiro, and taught abroad at Columbia University from 1993 to 1999 and at Wharton School from 1988 to 1989. Arminio Fraga also published academic works in several specialized magazines in Brazil and abroad.

Mr. Arminio Fraga is member of the Board of Directors of Group of Thirty, member of the Consultive Board of Peterson Inst. For Int. Economics and member of the Board of Directors of Instituto Desiderata.

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

Mr. Pereira is a member of the Board of Directors and Chairman of the Audit Committee of Gafisa S.A., member of the Board of Directors of Princecampos Participações S.A., member of the Consultive Board of CVI Refrigerantes Ltda, member of the Audit Committee of Votorantim Cimentos S.A, Votorantim Metais S.A, member of the Board of Directors of IBEF-PR and member of the Audit Committee of Citrosuco S.A.

Board of Executive Officers

The following executive officers were appointed by our Board of Directors. They are members of our board of executive officers and are our legal representatives. The board of executive officers meets periodically to review production, and commercial and financial operations. Our executive officers are as follows:

Name	Age	Position
Marcelo Strufaldi Castelli	52	Chief Executive Officer
Paulo Ricardo Pereira da Silveira	54	Industrial Operations, Engineering and Procurement
Guilherme Perboyre Cavalcanti	48	Chief Financial Officer & Investor Relations Officer
Luiz Fernando Torres Pinto	63	Human and Organizational Development
Henri Philippe van Keer	49	Commercial & International Logistics
Aires Galhardo	39	Forestry Operations

We present below a brief biographical description of each executive officer that is not also member of our Board of Directors:

Marcelo Strufaldi Castelli. Mr. Castelli has been appointed as Chief Executive Officer effective on July 1, 2011. Prior to that, he served as our executive officer of Paper, Planning, Procurement and Forestry Operations and Technology since August 28, 2009. Mr. Castelli also served as the supply chain and strategy director of our Company, where he has served as member of the executive board since December 2006. In addition, since joining our Company in 1997, Mr. Castelli held various positions, including recovery, utilities and environment manager, general manager of the Jacareí mill and associate director of operations. Prior to that, Mr. Castelli worked at Suzano, Bahia Sul and Aracruz. Mr. Castelli holds a bachelor’s degree in Mechanical Engineering from Universidade de Mogi das Cruzes and a degree in Business Administration from Faculdades Associadas de São Paulo (FASP). Mr. Castelli also attended courses at IMD in Switzerland and holds a Master of Business Administration degree from Fundação Dom Cabral (FDC).

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

Guilherme Perboyre Cavalcanti. Mr. Cavalcanti was appointed as Fibria’s Chief Financial Officer and Investor Relations Officer on February 1, 2012. Mr. Cavalcanti joined Vale S.A. in 2005, as global director for corporate finance until July 2010, when he was appointed as Vale’s Chief Financial Officer and Investor Relations Officer. Previously, he worked for companies such as Globo Organizations, Banco UBS/Pactual and Banco Banif/Primus. He holds a Master’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro PUC-RJ.

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

Henri Philippe van Keer. Mr. van Keer was appointed as the Executive Officer of Commercial and International Logistics in May 2, 2012. Before becoming Executive Officer of Fibria, Mr. van Keer was General Manager of the Commercial Department (June 2011). He served as Vice-President (CEO) of Valcon Energy, a company specialized in the production of clean energy, for two and a half years (between January 2008 and May 2010). Nevertheless, he held positions in Aracruz Celulose SA: Brazil General Manager (between 2002 and 2007) and Area Sales Manager in Europe (between 1996 and 2002). In addition, he served as Director of Sales at EMI Area-Chambéry, Equipment Company / paper machines in France (between 1994 and 1996), as well as in CSNE - (French National Service) in São Paulo (between 1992 and 1994). Mr. van Keer is graduated in engineering at the Institut National Polytechnique de Grenoble, France, with refresher courses at the Ecole de Management de Lyon (Fr) & Cranfield School of Management (UK) MBA.

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

At the Extraordinary Shareholders Meeting held on April 26, 2013 the Statutory Audit Committee was established, the same meeting approved the amendment of our Bylaws where the Fiscal Council  became a non-permanent corporate body and will only be installed upon request by the shareholders. For the fiscal year of 2014 and 2015 the Fiscal Council was appointed.

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

Set forth below are the names, ages and positions of the members of our Fiscal Council and their respective alternates, each of whom has been appointed to serve until April 2016:

Name	Age	Year First Elected	Position
Mauricio Aquino Halewicz	42	2013	Member
Geraldo Gianini	65	2009	Alternate
Gilsomar Maia Sebastião	40	2013	Member
Antonio Felizardo Leocadio	43	2014	Alternate
Antonio Serigo Riede	59	2015	Member
Carlito Silverio Ludwig	68	2014	Alternate

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

The members of the Statutory Audit Committee are as follows:

Name	Member Since	Age
Julio Sergio Souza Cardozo	Oct 1, 2014	71

Maria Paula Soares Aranha	May 27, 2013	59

José Ecio Pereira da Costa Junior	May 27, 2013	64

As of December 31, 2015, the members of our Statutory Audit Committee, on an individual basis and as a group, directly own less than 1% of our common shares.

Our Statutory Audit Committee is governed by Internal Regulations which were approved by the Board of Directors in July 2014 which sets forth rules with respect to duties and responsibilities of the committee, its structure and functioning, as well as rights and obligations of its members.

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

B.                                    Compensation

In 2015, the aggregate annual remuneration paid to our executive officers and directors was R$68,232 thousand. Details are set forth in the table below:

2015
(in thousands of Reais)
Benefits to officers and directors	52,301
Benefit program - Phantom Stock Options and Stock Options plans	15,931
68,232

The Brazilian Corporation Law requires that members of our fiscal council receive remuneration equal to at least 10% of the average amount paid to our executive officers.

C.                                    Board Practices

Our Board of Directors meets ordinarily at least four times per year and extraordinarily whenever necessary, according to our interest or when called by the Chairman or by the majority of the members of the Board of Directors. Our Board of Directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations. Each of our Board of Directors and our Board of Executive Officers is governed by their respective Internal Regulations both approved by the Board of Directors in October 2013 which set forth rules with respect to duties and responsibilities of each Board, its structure and functioning, as well as rights and obligations of its members.

According to the Brazilian corporate law and to our by-laws, the members of the Board of Directors are elected by the holders of our common shares at the general shareholders meeting. Fibria’s members of the Board of Directors serve two year terms. In April 2015 the sitting and alternate members were elected to serve a mandate until the Ordinary General Meeting to be held in 2017.

D.                                   Employees

As of December 31, 2015, we employed 4,197 people. We outsource many of our operations and substantially all of the transportation of wood, pulp and other raw materials. This accounted for 12,979 people as of December 31, 2015.

Several unions represent our employees and they are considered well organized institutions. Annual Collective agreements related to non-executive employees were renewed in 2015 for another year, except for the agreement of the industrial employees of our Aracruz Unit which is still under negotiation, formalized agreements resulted in a base salary increase of up to 9.9% (100% reposition of Brazilian inflation without real increase), including administrative, industry and forest personnel. We believe we have very good relations with our employees.

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

Defined Contribution Pension Plan

In March 2000, we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group (Funsejem) which is available to all employees. For employees below a certain income level we match their contribution limited to 1.5% of the employee’s compensation. For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation. Additional contributions can be made at the employee’s option. Contributions vest in a range of percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service. The Company’s contributions amounted to R$9.7 million in 2015 and R$9.3 million in 2014.

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

The amount recorded as expenses for the year ended December 31, 2015, 2014 and 2013, was R$7 million, R$8 million and R$4 million, respectively.

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial Assumptions
	2015	2014

Discount rate - %	7.3	6.00
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	5.7	5.0
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

Based on the independent actuary’s report, the position of the actuarial calculations is as follows:

	2015	2014
	(in thousands of Reais
Reconciliation of liabilities
Present value of actuarial obligations	91,434	76,579
Cost of current service
Interest on actuarial obligations	10,339	12,697
Benefits paid	(4,656)	(3,945)
(Gains) losses	(8,430	7,288
Others	1,257	(1,185)
Balance of actuarial obligations	89,944	91,434

Organizational climate survey

Every two years, Fibria conducts a survey among its own employees to identify positive and negative factors that influence the behavior of staff and can impact on Company performance. In connection with our goals of a High Performance Culture, we implemented in 2014 the Q12™ methodology applied by Gallup to measure a new key indicator: engagement. This survey reached 91.3% of total employees, a record number of participants, which is an excellent coverage also comparing to the market. The general favorability scored 72.4%, representing an increase of 4.6% when compared to the previous cycle. Based on the results, Fibria started a process for setting priorities and action plans for the coming years through an extensive organizational culture program. This program seeks to maximize the Company’s value and professionals through a high performance and continuous development strategy.

A new Climate Survey will be conduct between September and October 2016 as an extension of Organizational Climate management.

E.                                    Share Ownership

As of December 31, 2015, the members of our Board of Directors and our Executive Officers, on an individual basis and as a group, directly owned less than 1% of our common shares. For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7. A. Major Shareholders and Related Party Transactions — Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or Executive Officers and their representative percentage relative to the total outstanding shares as of December 31, 2015:

Board of Directors	Number of Common Shares

José Luciano Duarte Penido	2,001
Maria Paula Soares Aranha	0
João Carvalho de Miranda	15
Sergio Augusto Malacrida Junior	0
Raul Calfat	70
Paulo Henrique de Oliveira Santos	1
Carlos Augusto Lira Aguiar	2,431
Julio Sergio de Souza Cardozo	0
João Henrique Batista de Souza Schmidt	0
Francisco Fernaded Campos Valerio	3,539
Julio Cesar Maciel Ramundo	0
Victor Guilherme Tito	0
Eduardo Rath Fingerl	616
Sergio Jose Suarez Pompeo	1
Marcos Barbosa Pinto	0
Arminio Fraga Neto	0
Alexandre Gonçalves Silva	1
José Ecio Pereira da Costa Junior	0

Executive Officers
Marcelo Strufaldi Castelli	0
Paulo Ricardo Pereira da Silveira	3,000
Luiz Fernando Torres Pinto	0
Henri Philippe van Keer	0
Aires Galhardo	0
Guilherme Perboyre Cavalcanti	0
Total	9,659

Source: Itaú Custódia.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

As of December 31, 2015, Fibria had 553,934,646 common shares. The table below presents certain information as of December 31, 2015, regarding (i) any person known to us as the owner of 5% or more than of our outstanding common stock, and (ii) the total amount of the common stock owned by the members of our Board of Directors, Executive Officers and Fiscal Council.

	December 31, 2015
Shareholders	Number of shares	% of total
Common Shares
Votorantim S.A	162,974,335	29.42
BNDES Participações S.A	161,082,681	29.08
Board of Directors, Executive Officers and Fiscal Council	9,673	0.00
Treasury Shares	344,042	0.06
Public (Free Float)	292,526,912	41.44
Total Common Shares	553,934,646	100.00

(1)   Under the First Amendment to the Shareholders’ Agreement, BNDESPar is required to hold 20.589% of the total capital during the first three years (until October 2017) of the signature of the First Amendment of the Shareholders’ Agreement which took place on October 29, 2014, and for the next two years 10.2945% (from October 2017 to October 2019).

B.                                    Related-Party Transactions

We have engaged in a number of transactions with related parties, which are described in Note 16 to our 2015 consolidated financial statements, as of and for the years ended December 31, 2015, 2014 and 2013 included elsewhere in this annual report.

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

Our commercial and financial transactions with our subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

The following is a summary of the nature and conditions of the transactions with the related parties:

Controlling shareholders

We have a contract with Votorantim S.A. related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$11 million and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, Votorantim S.A. provides various services related to technical advice, trainings, including management improvement programs. These services are also provided to the entire Votorantim Group and we reimburse Votorantim S.A. at cost for the charges related to the services used.

As from August 2015, due to the assignments of the land lease contracts made by Votorantim Metais and CBA to VID in July 2015, we have land lease contract with VID, with original maturities up to 2023, in the amount of R$81 million. The contracts were canceled in December 2015, after the purchase of these lands as mentioned below.

On December 28, 2015, we have executed private instruments of irrevocable and irreversible real estate purchase and sale commitment with VID, for: (i) the selling by us of the rural real estate located in the cities of Votorantim and Sorocaba, in the State of São Paulo, totaling 5,042 hectares, for the amount of R$172 million and (ii) the purchase from VID of the rural real estate located in Capão Bonito and Itapeva, also in the State of São Paulo, totaling 33,994 hectares, for the amount of R$452 million. The amounts of the rural real state purchased and sold were negotiated between the parties based on independent appraisals. The operation was settled on the same date.

We have financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of our plants (See Note 23 of our 2015 consolidated financial statements).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

Votorantim Group companies

The Company, through its VOTO IV joint-operation had an account receivable of US$3 million with Votorantim Participações S.A., which matures in July 2016 (equivalent to R$12 million).

We have a commitment to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our units in Jacareí, Aracruz and Três Lagoas. Since these units already generate their own energy, the contract has the purpose of maximizing the competitiveness of the energy matrix. The amount to be paid or received upon the sale of energy changes based on plant energy requirements. The total amount contracted is approximately R$700 thousand for the services of energy commercialization to be rendered by Votener, maturing in 30 months, through December 31, 2015, renewable by agreement between the parties. In the event of early termination of the contract, that party is required to pay all obligations incurred up to effective date of termination of the contract. The contract remains in effect subject to formal renewal, which is currently under negotiation.

In April 2015, Fibria-MS placed a marketable security investment with Banco Votorantim, maturing in April 2016 with an average annual interest rate of 102.1% of the CDI.

The Company has a derivative instrument contract with Banco Votorantim S.A. The Shareholders’ Agreement limits the intercompany investments to R$200 million for securities and R$220 million of notional value for derivative instruments.

Banco Votorantim had rendered advisory services to us during the process of issuance of the Agribusiness Credit Receivable Certificates by Fibria-MS, where we paid the total amount of R$649 thousand regarding the fees for the structuring, distribution and success fees.

The Company contracted Votorantim CTVM Ltda. to render services related to the bid for the port of Santos terminal in the amount of R$80 thousand. Furthermore, the Votorantim CTVM Ltda. rendered services to us during the process of issuance of the Agribusiness Credit Receivable Certificates by Fibria-MS, where we paid distribution fees of R$203 thousand.

Votorantim Cimentos has an agreement with the Company for the supply of road construction supplies, such as rock and calcareous rock, in the amount of R$189 thousand through January 2016.

The Company had an agreement with Votorantim Cimentos to sell 25,101 cubic meters of wood, signed in March 2014, in the amount of R$126 thousand, which was paid in September 2015.

In November 2015, the Company contracted Polimix Concreto Ltda. for rendering concreting services, in the amount of R$143 thousand.

On December 23, 2015, we signed a cession of rights and obligations agreement with Votorantim Siderurgia S.A. (“VS”) for the cession to us of the first cycle of rotation of the eucalyptus forests regarding existing contracts signed with rural producers from the State of Minas Gerais. As a consequence, we agreed with the payment in the amount of R$4 million corresponding to the reimbursement of the value already paid in advance by VS to the rural producers regarding the existing contracts. The payment will be made as follows: 90% of the total within 20 days from signing of the cession and the remaining balance up to 20 days after the harvest.

The Company has an agreement with Pedreira Pedra Negra Ltda. for the supply of road construction supplies, such as rock and gravel, in the amount of R$363 thousand through January 5, 2016.

The Company has an agreement to purchase sodium sulfate and sulfuric acid from Votorantim Metais, in the amount of R$6 million, for the supply of 4,000 metric tons of sodium sulfate and 11,000 tons of sulfuric acid, up to April 2016.

Until July 2015, the Company had land lease agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., with original maturity in 2019, totaling R$76 million, which was assigned by Votorantim Metais to VID, on the same conditions previously established.

Until July 2015, the Company had land lease agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA, with original maturity in 2023, totaling R$4 million, which were assigned by CBA to VID, on the same conditions previously established.

The Company also has a non-onerous assignment agreement with CBA through May 2016, for Terminal 32 in the Port of Santos which is used to export our pulp production.

In the years ended December 31, 2015, 2014 and 2013, no provision for impairment was recognized on assets involving related parties.

The total annual amount authorized by the Annual General Meeting on April 28, 2015 for the remuneration of Board of Executive Officers, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for 2015 was R$56million. The remuneration expenses in 2015 included: (i) benefits to officers and directors (R$52 million); and (ii)  benefit program - Phantom Stock Options and Stock Options plans (R$16 million).

Benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social security contributions to the National Institute of Social Security (INSS), to the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$1.2 million for the year ended December 31, 2015.

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

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See “Item 3. Key Information — A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal proceedings and provisions

We are subject to numerous legal proceedings with respect to tax, labor and other claims. See Note 24 to our 2015 consolidated financial statements and discussions on our critical accounting policies.

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

	2015			2014
In thousands of Reais	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	96,997	106,571	9,574	88,858	100,604	11,746
Labor	64,429	201,561	137,132	52,304	174,179	121,875
Civil	18,918	37,537	18,619	16,400	27,361	10,961
Total	180,344	345,669	165,325	157,562	302,144	144,582

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

Nevertheless, the Brazilian Federal Revenue Service served us an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used in 2003 and 2004, plus interest, but without imposing any fine, amounting to R$316 million. The Tax Federal Administrative Court cancelled the part of the assessment related with 2003 benefits and the part related with 2004 was upheld. Because this ruling, the amount of the assessment was reduced to R$122 million updated to December 2015. We will challenge the Tax Federal Administrative Court ruling in a Judicial Court.

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

IRPJ/CSLL - partial approval

We have pending a number of requests for the approval of income tax credits with the Brazilian Federal Revenue Service with respect fiscal year 1997, totaling R$134 million. The authorities approved only R$83 million, which generated a debt of R$51 million (R$197 million updated as at December 312015). We timely appealed the rejection of the tax credits and obtained a partially favorable decision. Based on the opinion of our internal and external legal counsels, the probability of loss is possible and, as such, no provision has been recorded with respect thereto.

IRPJ/CSLL - Newark

Fibria received, in December 2007 and December 2010, two tax assessments in the amount, together, of R$237 million where Brazilian Federal Revenue Service charged Income Tax and Social Contribution of Newark Financial Inc., an offshore company controlled by VCP Exportadora e Participações Ltda. (succeeded by Fibria) with respect to the fiscal year 2005. Based on advice of counsel, we have determined that the likelihood of loss for the first tax assessment (December 2007) is remote and the probability of loss for the second tax assessment (December 2010) is possible and no provision has been recorded with respect thereto. The amount updated through December 31, 2015 was R$257 million.

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

In November 13, 2013, we became aware of the decision accepting the Company’s appeal against the tax assessment notice issued by the Brazilian Federal Revenue Service regarding the swap of industrial and forestry assets between us and International Paper. This was a first administrative instance decision and The Public prosecutor filed a mandatory appeal. The claim is pending a final decision from the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais).

On March 4, 2015, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais) has declared admissible in part the administrative process, with a reduction in the fines from 150% to 75%. The amount updated through December 31, 2015 was R$1,633 million.

We filed an appeal against this decision. On January 19, 2016, the Tax Federal Administrative Court (CARF — Conselho Administrativo de Recursos Fiscais) rejected the appeal filed by the Company. The appeal was rejected as per the casting vote of CARF’s President, a Brazilian Federal Revenue Service’s representative, upon the tie resulting from the votes of the other counselors.

After the publication of the decision, the Company will analyze whether it would be appropriate to challenge the referred ruling in the administrative level. If the filing of an appeal in the administrative level is not advisable, the discussion will continue in judicial courts, with only a small cash impact for the Company, corresponding to the payment of the required judicial guarantee.

Based on the opinion of our internal and external legal counsels, the likelihood of loss is possible and no provision has been recorded with respect thereto.

IRPJ/CSLL — Fibria Trading International

In October 2013, a tax assessment in the amount of R$271 million, was issued by the Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB) against us with respect to Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or IRPJ, and Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL. The main discussion is the taxation of the profits earned in the fiscal year 2010, by the subsidiary Fibria Trading International — FTI in Brazil. The amount of the assessment was R$337 million up to December 31, 2015.

On November 28, 2013, we filed an appeal with the Brazilian Federal Revenue Service.

In August 2014, we became aware of the decision accepting the Company’s appeal against the tax assessment notice issued by the Brazilian Federal Revenue Service. This is a first administrative instance decision and The Public prosecutor filed a mandatory appeal. The claim is pending a final decision from the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais). Based on the position of our internal and external legal advisors, the likelihood of loss is possible and no provision has been recorded with respect thereto.

IRPJ/CSLL — Fibria Trading International, NORMUS and FOH

In June 2014, a new tax assessment in the amount of R$272 million, was issued by the RFB against us, with respect to IRPJ, and CSLL, during the period from 2010. The main discussion is the taxation of the profits earned by the Controlled Companies FTI (Fibria Trading International), Normus and FOH (Fibria Overseas Holding) in Brazil. The amount of the assessment was R$323 million up to December 31, 2015.

On July 28 2014, we filed an appeal with the Brazilian Federal Revenue Service.

In April 2015, we became aware of the decision accepting the Company’s appeal against the tax assessment notice issued by the Brazilian Federal Revenue Service. This is a first administrative instance decision and The Public prosecutor filed a mandatory appeal. The claim is pending a final decision from the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais). Based on the position of our internal and external legal advisors, the likelihood of loss is possible and no provision has been recorded with respect thereto.

IRPJ/CSLL — Fibria Overseas Holding

In October 2014, a tax assessment in the amount of R$73 million, was issued by the Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB), against us, with respect to Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or IRPJ, and Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL. The main discussion is the taxation of the profits earned in the fiscal year of the 2009 by the subsidiary FOH (Fibria Overseas Holding) in Brazil. The amount of the assessment was R$84 million up to December 2015.

On November 28, 2014, we filed an appeal with the Brazilian Federal Revenue Service.

In October 2015, we became aware of the decision accepting the Company’s appeal against the tax assessment notice issued by the Brazilian Federal Revenue Service. The Company has not acknowledge the existence of any appeal filed by the Public prosecutor through the current date. Based on the position of our internal and external legal advisors, the likelihood of loss is possible and no provision has been recorded with respect thereto.

IRPJ/CSLL — Fibria Celulose

In December 2015, a new tax assessment in the amount of R$549 million, was issued by the RFB, against us, with respect to IRPJ and CSLL. The main argument of the assessment is the non-deductibility of depreciation, amortization and depletion expenses, during the fiscal year 2010. The Company will present the applicable appeal. Based on the position of our internal and external legal advisors, the likelihood of loss is possible and no provision has been recorded with respect thereto.

IRPJ/CSLL — Fibria Trading International e FAF

In December 2015, a new tax assessment in the amount of R$52 million, was issued by the RFB, against us, with respect to IRPJ and CSLL. The main discussion is the taxation of the profits earned in the fiscal year of 2011 by the subsidiary FTI (Fibria Trading International) and FAF (Fibria International GMBH) in Brazil. The Company will present the applicable appeal. Based on the position of our internal and external legal advisors, the likelihood of loss is possible and no provision has been recorded with respect thereto.

Other Tax liabilities

Fibria has more than 454 legal cases for individual amounts of less than R$100 million with probability of loss classified as possible. The amount involved in all of these legal cases is R$3.1 billion. The average value of each case is R$6.9 million. Additionally the Company has over 93 legal cases for individual amounts of less than R$100 million with probability of loss classified as remote. The total amount for all of these legal cases is R$801 million. The average value of each case is R$8.6 million.

Labor Proceedings

We are a party to approximately 5,751 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS).

Civil Proceedings

We are a party to approximately 1,230 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect our equity. We have insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

Comments regarding civil proceeding case

In June 2012, a Public Civil Action was filed by the Federal Public Ministry to prohibit the Company´s trucks from using federal highways above weight restrictions and alleged damage to federal highways, the environment and economic order. The updated amount of R$1,256,463 thousand as at December 31, 2015, was given by the Federal Public Ministry for the proceeding. The Company successfully appealed against the decision and also filed appeal for the other matters of the Action. The proceeding is in its initial stage.

Remaining judicial deposits (consolidated)

The Company has judicial escrow deposits at December 31, 2015 the amount of R$144,954 thousand (R$135,640 thousand in December 31, 2014) for cases classified by external legal advisors as of remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, Income taxes and to contributions to the INSS, among other of smaller amounts. The deposits also include R$38,639 thousand of the credit balance of REFIS - “Profits Abroad”, as detailed in Notes 24 and 25 to our 2015 consolidated financial statements.

Administrative Proceeding

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

In July 2015, Fibria received a letter from INCRA informing about the publication of the Notice of Identification and Delimitation Technical Report from Quilombola territory of Linharinho community, located in Conceição da Barra municipality, with 3,133 hectares for Fibria and 374 hectares for third parties.

Civil Litigation

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

In September 2015, Fibria was cited in a new civil action filed by Federal Public Prosecutor’s Office. It was granted an injunction blocking about 5,601 hectares of Fibria’s lands in the municipalities of São Mateus and Conceição da Barra.Fibria presented administrative and judicial defense.

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

Fibria entered into Take or Pay long-term agreements with suppliers of power, transport, diesel fuel and chemical products for the average period of 9 years. These agreements contain termination and suspension clauses of supply due to non-compliance with material obligations. The contractual obligations assumed on December 31, 2015 represented R$260 million p.a. (R$202 million as of December 31, 2014). See Note 27 to our 2015 consolidated financial statements.

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

Brazilian law allows the payment of dividends only in Reais limited to the inappropriated retained earnings in our financial statements prepared in accordance with IFRS. At December 31, 2015, in our financial statements prepared in accordance with IFRS, we had unappropriated retained earnings —Reserve for Investments of R$25.1 million. Inappropriated retained earnings as reported in accordance with IFRS may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these inappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with IFRS, unless the negative balance is eliminated by the reversal of other reserves.

In 2015 Fibria launched a Dividend Policy, approved by the Board of Directors and are available at our website. One of its main purposes is to indicate to the market that the Management will base its dividend payment proposal on our cash flow generation, with respect to its indebtedness and liquidity policies, maintaining its commitment to investment-grade status, and considering its strategic plan. Given these conditions, the possibility of paying dividends in addition to the mandatory minimum will be announced at the annual financial statements. Throughout the year, if our financial situation exceed the envisaged scenario, management may propose an extraordinary dividends.

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

For the year 2014, with respect to the reported net income of R$163 million, following the Brazilian Corporate Law and our Bylaws, the amount of R$37 million was distributed as minimum compulsory dividend corresponding to 25% of the adjusted net income; and the amount of R$111 million was distributed as additional dividend.

Also, in line with the Dividend Policy launched, the Company has approved, on November 30, 2015, the distribution of additional dividends declared and paid against the Company’s account of Reserve for Investments, in the total amount of R$2.0 billion.

For the year 2015, with respect to the reported net income of R$357 million, following the Brazilian Corporate Law and our Bylaws, the minimum dividends to be paid totals R$81 million, corresponding to 25% of the adjusted net income. Moreover, considering the Dividend Policy the management is also proposing the distribution of R$219 million as additional dividend.

B.                                    Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2015, other than the events already described in this annual report.

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

Market Price Information

The table below sets forth, for the periods indicated, the reported high and low closing sale prices in nominal Reais for each preferred share (until August 12, 2009) and common shares (from August 12, 2009 on) on the São Paulo Stock Exchange, not considering share prices adjusted by dividends. The table also sets forth, for the periods indicated, the reported high and low sales prices per ADS at the last day of each respective quarter. See “Item 3 — Key Information — A. Selected Financial Data — Exchange Rates” for information with respect to exchange rates applicable during the periods set forth below:

		Reais per Share (Preferred share until August 12, 2009, and Common Shares thereafter)		U.S. Dollars per ADS
		High	Low	High	Low

2011	Annual	27.95	12.57	16.78	6.68

2012	Annual	23.60	12.37	11.50	6.01

2013	Annual	29.45	20.98	13.15	10.37

2014	First Quarter	27.65	23.82	11.68	10.11
	Second Quarter	25.83	20.10	11.38	9.14
	Third Quarter	27.05	20.91	11.47	9.48
	Fourth Quarter	33.13	24.38	12.38	10.03
	Annual	33.13	20.10	12.38	9.14

2015	First Quarter	45.20	29.14	14.13	11.30
	Second Quarter	45.50	40.35	14.71	13.38
	Third Quarter	57.80	39.66	14.75	12.49
	Fourth Quarter	57.23	48.80	14.77	12.42
	Annual	57.80	29.14	14.77	11.30

Share Price for the most recent six months:

	September	57.80	51.60	14.75	13.38
	October	56.30	51.45	14.48	13.52
	November	57.23	51.36	14.77	13.52
	December	52.24	48.80	13.55	12.42
	January	51.89	42.30	12.69	10.32
	February (through February 11, 2016)	41.80	38.30	10.50	9.49

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

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2015, the aggregate market capitalization of the 60 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately U.S.$408 billion, and the ten largest companies listed on the São Paulo Stock Exchange Index represented approximately 62% of the market capitalization in the year. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. On December 31, 2015, we accounted for approximately 2% of the market capitalization of the companies listed on the Ibovespa Index.

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

As a result we have agreed, among other things, to: (i) maintain a share capital structure composed exclusively of common shares; (ii) ensure that shares representing 25% of our total outstanding share capital are held by investors other than our directors, executive officers and any controlling shareholders; (iii) adopt offering procedures that favor widespread ownership of shares whenever making a public offering; (iv) comply with minimum quarterly disclosure standards; (v) follow stricter disclosure policies with respect to transactions involving our securities made by any controlling shareholders and our directors and executive officers; (vi) make a schedule of corporate events available to our shareholders; (vii) offer tag-along rights to minority shareholders (meaning that, upon the acquisition of a controlling interest, the purchaser must also agree to purchase the shares of minority shareholders for the same price paid for the shares in the controlling stake); (viii) in the event of a delisting of shares, conduct a public tender offer for our common shares at a price at least equal to the economic value determined pursuant to an appraisal; (ix) present an annual balance sheet prepared in accordance with, or reconciled to, generally accepted accounting principles in the United States or International Financial Reporting Standards; (x) establish a two-year term for all members of the Board of Directors; (xi) require that at least 20% of our Board of Directors consist of independent directors; and (xii) submit to arbitration by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) all controversies and disputes involving us, members of our Board of Directors, Board of Executive Officers, Fiscal Council or shareholders relating to the application, validity, efficacy, interpretation, violation or effect of the Novo Mercado listing agreement and regulations, our bylaws, the Brazilian Corporation Law or the rules of the CMN, the Central Bank, the CVM or the Market Arbitration Chamber or other rules within the jurisdiction of the Market Arbitration Chamber.

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

B.                                    Memorandum and Articles of Association

Our by-laws are filed as Exhibit 1 to this annual report and contain the new address of the Company approved at our Shareholders´ General Meeting held on November 10, 2014. The information otherwise contemplated by this Item has previously been reported in our registration statement on Form F-4 filed with the Commission on October 28, 2009 (Reg. No. 333-162703). This description does not purport to be complete and is qualified in its entirety by reference to our Bylaws, the Brazilian Corporation Law and the rules and regulations of the CVM.

C.                                    Material Contracts

Shareholders’ Agreement of Fibria

Under the terms of the Investment Agreement entered into between BNDESPar, Votorantim S.A. and ourselves (as an intervening party), Votorantim S.A. and BNDESPar have entered into the First Amendment to shareholders’ agreement of Fibria, executed on October 29, 2014, under which the approval of certain matters will depend on the affirmative vote of BNDESPar in a Pre-Meeting including:

(a)                                 decrease of Company’s capital stock, except for absorption of losses;

(b)                                 approval of annual budget of Company and/or its Controlled Companies, so long as the ratio of Net Debt to Adjusted EBITDA remains above 3.5 (three point five);

(c)                                  proposal of an extrajudicial restructuring plan, filing of judicial restructuring or bankruptcy by the Company or Controlled companies;

(d)                                 liquidation or dissolution of Company or of any subsidiary;

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

(q)                                 the matters provided for in letters (k), (n), (o) and (p) of this Section 5.3 in the event such matters result in a ration Net Debt to Adjusted EBITDA with a level above 3.5 (three point five);

(r)                                    providing any lien or guarantees by the Company and/or its Controlled companies to guarantee third-party obligations, except for the obligations of Controlled Companies;

(s)                                   acquisition of any equity interest in companies which main activity is not provided for the corporate purpose of Company, or investments in business that are nor related to the corporate purpose of Company; and

(t)                                    any proposal of distribution of dividend or interests on equity, where the decrease of Company’s cash and/or the cash of its controlled companies would result in an increase of the ratio of Net Debt to Adjusted EBITDA with a level above 3.5 (three point five).

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

In addition, in the event that the entity resulting from incorporação de ações, or a merger of shares,, a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal rights.

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

Exchange of securities via deposit

The deposit of common shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the common shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the difference between the amount previously registered and the average price of the common shares, calculated as above, shall be considered a capital gain (although there are grounds to challenge this taxation). On receipt of the underlying common shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. Dollar value of such shares with the Central Bank as described below in “—Registered Capital.” However, if this non Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

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

Tax on ADS issuance transactions (IOF/ Issuance)

Pursuant to Decree Law 6.306/07, since December 24, 2013 the Tax on Financial Transactions levied over the issuance of ADSs that are backed by shares traded on the Brazilian stock exchange, was reduced to a zero tax rate. However, the Minister of Finance has the legal power to increase this tax rate at any time.

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

Taxation of Distributions

In general, distributions with respect to the common shares or ADSs, as described above under “Brazilian Tax Considerations” will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it is generally treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the common shares or ADSs, and thereafter as capital gain. However, we have not maintained and do not expect to keep a record of our earnings and profits in accordance with U.S. federal income tax principles. Accordingly, it is unlikely that U.S. Holders will be able to establish that a distribution by the Company is in excess of its current and accumulated earnings and profits (as computed under U.S. federal income tax principles). Therefore, you should expect that a distribution by the Company will generally be treated as taxable in its entirety as a dividend for U S federal income tax purposes.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. Dollar amount of dividends received by an individual with respect to the ADSs will generally be subject to U.S. federal income taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited consolidated financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2015 taxable year. In addition, based on our audited consolidated financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2016 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates. Also see Note 4.2.1.(a) of our 2015 consolidated financial statements.

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

Our foreign currency debt reflects a strategy to continue borrowing funds in U.S. Dollars. We have succeeded in lengthening the average maturity of our debt over time. The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 8.4% at December 31, 2015 and 11.6% at December 31, 2014.

Foreign currency risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. Dollar. The vast majority of our debt is denominated in U.S. Dollars. Our revenues are either denominated in U.S. Dollars or linked to U.S. Dollars (domestic pulp sales are denominated in Reais but linked to U.S. Dollar prices), thus our U.S. Dollar denominated debt works to a certain extent as a natural hedging for this exposure. In our Consolidated Statement of Profit or Loss, revenues are translated into Reais at the prevailing exchange rate at the time of the sale. On the other hand, our debt is translated into Reais taking into account the closing foreign currency rate. The difference between those rates may generate a mismatch from the conversion of our revenues and debt into Reais. In order to minimize the effect of the currency mismatch on our financial covenants measurement, we were able to amend those contracts under which those covenants are established to perform these measurements in U.S. Dollar terms.

The following table presents the carrying amount of our assets and liabilities denominated in U.S. Dollars:

	2015	2014

Assets in foreign currency
Cash and cash equivalents	1,068	280
Marketable securities		61
Trade accounts receivable	674	496

	1,742	837

Liabilities in foreign currency
Loans and financing	10,215	6,280
Trade payables	76	72
Derivative instruments	1,082	538

	11,373	6,891

Liability exposure	(9,631)	(6,054)

Sensitivity Analysis

Our significant risk factor, considering the period of three months for the evaluation is our U.S. Dollar exposure. We adopted as the probable scenario the fair value considering the market yield as at December 31, 2015.

To calculate the probable scenario the closing exchange rate at the date of these consolidated financial statement was used (R$ x USD = 3.9048). As the amounts are already recognized in the consolidated financial statement, there are no additional effects in the Consolidated Statement of Profit or Loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. dollar is deemed to appreciate/depreciate by 25% and 50%, respectively, before tax, when compared to the probable scenario.  Therefore, the following table presents the change in the fair value of derivatives, loans and marketable securities, in the above mentioned adverse exchange rate scenarios:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value — absolute amounts
(in millions of Reais)	Possible (25%)	Remote (50%)
Derivative instruments	785	1,656
Loans and financing	2,371	4,742
Marketable securities	219	439

Cash flow and interest rate risk

Our net income and operating cash flows are substantially independent of changes in market interest rates because we have no significant interest-bearing assets. Our cash, cash equivalents and marketable securities are mostly denominated in Reais and are based on the CDI rate. On December 31, 2015 the CDI rate was 14.14% p.a. and on December 31, 2014, the CDI rate was 11.57% p.a.

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

(in millions of Reais)	2016	2017	2018	After 2018	Total
Assets:
Cash and cash equivalents	1,078	—	—	—	1,078
Fixed-rate denominated in Reais	8				8
Floating-rate denominated in Reais	2	—	—	—	2
Fixed-rate denominated in U.S. Dollars	1,068	—	—	—	1,068
Marketable securities	706	439	6	329	1,480
Floating-rate denominated in Reais	706	439	6	329	1,480
Fixed-rate denominated in U.S. Dollars	—	—	—	—	—
Total exposed assets	1,784	439	6	329	2,558

Liabilities:
Floating-rate debt denominated in Reais	296	443	365	1,269	2,373
Floating-rate debt denominated in U.S. Dollars	674	583	1,468	4,743	7,468
Fixed-rate debt denominated in Reais	42	44	31	39	156
Fixed-rate debt denominated in U.S. Dollars	61	—	—	2,686	2,747
Total exposed liabilities	1,073	1,070	1,864	8,737	12,744

Derivative Instruments

Most of our revenue is denominated in U.S. Dollars. We have currency options (zero cost collars) to protect our short-term cash flow from unfavorable exchange rate movements. We also have interest rate swaps and cross-currency swaps to hedge our indebtedness. Our interest rate swaps hedge the LIBOR and our cross-currency swaps hedge, swapping such debt to U.S. Dollar-denominated debt. See Notes 2.6 and 2.7 to our 2015 consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

At December 31, 2015, derivatives held by us are as follows:

(i)             Swaps in which we receive three month LIBOR and pay fixed interest rate, with notional amount of U.S.$623 million and last maturity date on December 2019. This swap was contracted to fix the cost of the underlying loan and reduce our cash flow risk. As of December 31, 2015, the sum of the fair values of these swaps resulted in a net liability of R$9 million.

(ii)            Cross-currency swaps in which we receive CDI (Brazilian Interbank Rate in Reais) and pay U.S. Dollar fixed rate. The purpose of the swaps is to hedge a Real denominated debt, converting it to a U.S. Dollar-denominated debt. The notional amount is US$359 million and, the longest maturity is August 2020. As of December 31, 2015, the sum of the fair values of these swaps resulted in a net liability of R$648 million.

(iii)           Cross-currency swaps in which we receive TJLP (Brazilian Long Term Interest Rate) in Brazilian Real and pay U.S. Dollar fixed rate. The total notional amount is U.S.$98 million, and the longest maturity is December 2017. As of December 31, 2015, the sum of the fair values of those swaps resulted in a net liability of R$230 million.

(iv)          Cross-currency swaps in which we receive Brazilian Real fixed rate and pay U.S. Dollar fixed rate. The notional amount is US$112 million, with longest maturity of July 2019. As of December 31, 2015, the sum of the fair values of those swaps resulted in a net liability of R$186 million.

(v)           An option based strategy known as Zero Cost Collar, which provides a floor and a cap to the foreign currency rate between U.S. Dollar and Brazilian Real. The instrument is used to protect our U.S. Dollar revenue below a given threshold in Brazilian Real terms. As of December 31, 2015, the notional amount was US$310 million, and the sum of the fair values resulted in a net liability of R$9 million.

(vi)          An embedded derivative, in which we receive a fixed U.S. Dollar rate and pay a floating U.S. Dollar rate (U.S. Consumer Price Index). The embedded derivative arises from the Forestry Partnership and Standing Timber Supply Agreements with Parkia. Since the signing of the Agreements was in December 30, 2013, the fair value of the embedded derivative on December 31, 2015 was R$254 million. See “Item 4. Information on Fibria — A. History and Development of Fibria — Disposition of forestry assets and land”. Also, see Note 11. (a) of our 2015 consolidated financial statements.

The following procedures were adopted for the derivatives contract valuations as of December 31, 2015:

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

(iii)           U.S. CPI Swap (Embedded derivative) — the liability leg future cashflows were projected by the U.S. CPI swap curve (constructed with the Treasury Inflation-Protected Securities (TIPS) — published by Bloomberg). The asset leg cashflows were evaluated by the fixed rate established in the beginning of the embedded derivative. The fair value of the embedded derivative is the present value of the difference between the two legs.

Our derivatives counterparties are all financial institutions, most of them, with rating equal or better than BBB+ / Ba1 (from Fitch, S&P or Moody’s) or brAA- / Aa3.br.

The following table provides the notional and the fair value of our financial derivatives as of December 31, 2015:

	Notional amount	Fair value as of December 31, 2015
	(in millions of U.S.	(in millions of Reais)
	Dollars)

Swap CDI x USD	359	(648)
Swap LIBOR 3M x Fixed	623	(9)
Swap TJLP x USD	98	(230)
Swap BRL x USD	112	(186)
Zero Cost Collar	310	(9)
Swap USD x US-CPI (embedded derivative)	858	254
		(828)

For further information concerning risks associated with the foregoing, see Note 4 of our 2015 consolidated financial statements filed herewith.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Citibank, N.A., as depositary, has agreed to reimburse us for expenses it incurs that are related to the establishment and maintenance of our ADS program. The depositary has agreed to reimburse us for our continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse us annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2015 the depositary reimbursed us in the amount of U.S.$1,903 thousand (net of tax).

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

Management assessed the effectiveness of Fibria’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of December 31, 2015, Fibria’s internal control over financial reporting is effective based on those criteria.

Changes in internal controls. There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm. The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their attestation report which appears herein.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Julio Sergio de Souza Cardozo, a member of our Board of Directors and of our Statutory Audit Committee, is an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations.

ITEM 16B.  CODE OF CONDUCT

Our Board of Directors has adopted a code of conduct (“Code of Conduct”) that applies to all Fibria’s Board members, suppliers and employees, including the members of our financial department, our chief executive officer, our chief financial officer and our chief accounting officer. No waivers, either explicit or implicit, of provisions of the Code of Conduct were granted to our chief executive officer, chief financial officer or chief accounting officer in 2015. A copy of our Code of Conduct has been filed as Exhibit 11.1 to this annual report.

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

In order to keep the highest governance standards, every two years Fibria reviews its Code of Conduct to assure the document is up to date with best practices and regulations. In 2014 a revision was approved by our Board. Some topics were updated and new ones were included in the new version, such as “Corruption”, in order to make even clearer our standards regarding integrity issues. The updates in the document were communicated through several internal channels. Besides, the Ombudsman Department personally presented and discussed the updates with employees during 7 presentations that took in place in all Fibria´s Units in the beginning of the year. During 2015, every employee once more confirmed their commitment with the directives of the Code by signing again the Term of Agreement attached to the document. Furthermore, we conducted several awareness actions in order to enforce the importance of business integrity, compliance and the governance instruments - the Code of Conduct and the Ombudsman. Trainings regarding business ethics and Fibria Code of Conduct were applied to team leaders and an internal “Ethics and Ombudsman” website was implemented and released, bringing guidance on how to use the whistleblowing channel properly, presenting practical examples of correct and incorrect conducts of business, FAQ, among other measures. In addition, important Policies that support the Integrity and the Compliance Programs have been updated: the Ombudsman Policy - document that set up the guidelines to the Ombudsman Channel operations and governance - and also the Commission of Ethics and Conduct Policy.

In 2013 we implemented a specific policy for the prevention of corruption, approved by our Board of Directors.  The rules for the conduct of our employees, including those outsourced, management and shareholders in the case of donations, gifts and presents, and entertainment, for example, have been clarified in this policy, with a view to maintaining the conduct of our business always within the highest levels of integrity and transparency. The policy emphasizes also our intolerance for irregular conduct, the application of disciplinary measures for proven improper acts and also highlights the liability of all in reporting any suspect activity to the Ombudsman. In addition, in 2014 we expanded live training sessions to all employees regarding these matters. Among several important training initiatives, we highlight the revision of anti-corruption and antitrust policies, the code of conduct and the supply chain due diligence process considering these rules. We also discussed and distributed a compliance program manual and handbook for all employees. Furthermore, channels to identify new obligations through the business areas for positive evidence were established.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2015 and 2014.

Year Ended December 31	2015	2014
	(In thousands of Reais)
Audit Fees	4,013	4,653
Tax Fees	—	150
Audit-Related Fees	295	947
Total	4,308	5,750

Audit Fees

Audit fees in 2015 and 2014 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the integrated audit of our annual financial statements, reviews of quarterly financial statements, statutory audits of our subsidiaries, the bond offers and of our internal control over financial reporting, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Tax Fees

Tax fees in 2014 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with tax services related to the audit procedures. Includes fees charged in connection with the review of the income tax returns of Fibria Celulose S.A. and the tax credit calculation basis of Befiex.

Audit-Related Fees

Audit-related fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes to the consulting in the implementation of GRC/SAP systems.

Pre-Approval Policies and Procedures

Our Statutory Audit Committee pre-approves all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Under the Sarbanes Oxley Act of 2002, audit and risk committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2015 and 2014 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

(iii)          On June 1, 2015, three shareholders exercised their rights of withdrawal of 1,218 common shares as a consequence of by-law changes.

ITEM 16F.  CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material noncompliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

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

4.3###

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

‡                                                                           Filed herewith.

Fibria Celulose S.A.

Consolidated financial statements at

December 31, 2015
and report of independent registered
public accounting firm

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

Date: February 24, 2016.

Fibria Celulose S.A.

Consolidated financial statements at

December 31, 2015
and report of independent registered
public accounting firm

Management’s Report on Internal Control over Financial Reporting

1 The management of Fibria Celulose S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

2 The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Statutory Audit Committee, principal executive and principal financial officers, and effected by the Company’s Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as approved by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

3 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

4 The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2015 the Company’s internal control over financial reporting is effective.

São Paulo, January 27, 2016

/s/ Marcelo Strufaldi Castelli	/s/ Guilherme Perboyre Cavalcanti
Marcelo Strufaldi Castelli	Guilherme Perboyre Cavalcanti
Chief Executive Officer	Chief Financial Officer and Investor Relations Officer

Report of independent registered public accounting firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

1                                        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2015 and December 31, 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

Auditores Independentes

São Paulo, Brazil, January 27, 2016

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of Reais

	2015	2014

Assets

Current
Cash and cash equivalents (Note 9)	1,077,651	461,067
Marketable securities (Note 10)	1,411,864	682,819
Derivative financial instruments (Note 11)	26,795	29,573
Trade accounts receivable, net (Note 12)	742,352	538,424
Inventory (Note 13)	1,571,146	1,238,793
Recoverable taxes (Note 14)	462,487	162,863
Other assets	168,283	147,638

	5,460,578	3,261,177

Non-current
Marketable securities (Note 10)	68,142	51,350
Derivative financial instruments (Note 11)	273,694	161,320
Related parties receivables (Note 16)	11,714	7,969
Recoverable taxes (Note 14)	1,511,971	1,752,101
Advances to suppliers (Note 22)	630,562	695,171
Judicial deposits (Note 24)	195,344	192,028
Deferred taxes (Note 15)	2,399,213	1,190,836
Assets held for sale (Note 1(b) / Note 36)	598,257	598,257
Other assets	92,714	91,208

Investments (Note 17)	137,771	79,882
Biological assets (Note 18)	4,114,998	3,707,845
Property, plant and equipment (Note 19)	9,433,386	9,252,733
Intangible assets (Note 20)	4,505,634	4,552,103

	23,973,400	22,332,803

Total assets	29,433,978	25,593,980

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated balance sheet at December 31
In thousands of Reais	(continued)

	2015	2014

Liabilities and shareholders’ equity

Current
Loans and financing (Note 23)	1,072,877	965,389
Derivative financial instruments (Note 11)	302,787	185,872
Trade payables	668,017	593,348
Payroll, profit sharing and related charges	170,656	135,039
Taxes payable	564,439	56,158
Dividends payable	86,288	38,649
Other payables	90,235	124,775

	2,955,299	2,099,230

Non-current
Loans and financing (Note 23)	11,670,955	7,361,130
Derivative financial instruments (Note 11)	825,663	422,484
Deferred taxes (Note 15)	270,996	266,528
Provision for legal proceeds (Note 24)	165,325	144,582
Liabilities related to the assets held for sale (Note 1(b) / Note 36)	477,000	477,000
Other payables	253,420	207,321

	13,663,359	8,879,045

Total liabilities	16,618,658	10,978,275

Shareholders’ equity (Note 28)
Share capital	9,729,006	9,729,006
Share capital reserve	15,474	3,920
Treasury shares	(10,378)	(10,346)
Statutory reserves	1,639,901	3,228,145
Other reserves	1,378,365	1,613,312

Equity attributable to shareholders of the Company	12,752,368	14,564,037

Equity attributable to non-controlling interests	62,952	51,668

Total shareholders’ equity	12,815,320	14,615,705

Total liabilities and shareholders’ equity	29,433,978	25,593,980

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of profit or loss

Years ended December 31

In thousand of Reais, except for the income per shares

	2015	2014	2013

Revenues (Note 31)	10,080,667	7,083,603	6,917,406
Cost of sales (Note 33)	(5,878,209)	(5,545,537)	(5,382,688)

Gross profit	4,202,458	1,538,066	1,534,718

Operating income (expenses)
Selling expenses (Note 33)	(437,253)	(365,214)	(347,538)
General and administrative (Note 33)	(265,621)	(265,077)	(284,214)
Equity in results of joint-venture	393	(622)
Other operating income and expense, net (Note 33)	24,347	749,462	807,481

	(678,134)	118,549	175,729

Income before financial income and expenses	3,524,324	1,656,615	1,710,447

Financial income (Note 32)	221,679	133,950	110,723
Financial expenses (Note 32)	(569,793)	(1,040,597)	(1,016,526)
Result of derivative financial instruments, net (Note 32)	(830,128)	(6,236)	(215,313)
Foreign exchange loss and indexation charges, net (Note 32)	(2,507,023)	(721,842)	(932,907)

	(3,685,265)	(1,634,725)	(2,054,023)

Income (loss) before income taxes	(160,941)	21,890	(343,576)

Income taxes
Current (Note 15)	(684,246)	(46,280)	(619,606)
Deferred (Note 15)	1,202,172	186,942	265,600

Net income (loss) for the year	356,985	162,552	(697,582)

Attributable to
Shareholders of the Company	342,185	155,584	(706,422)

Non-controlling interest	14,800	6,968	8,840

Net income (loss) for the year	356,985	162,552	(697,582)

Basic earnings (loss) per share (in Reais) (Note 35)	0.62	0.28	(1.28)

Diluted earnings (loss) per share (in Reais) (Note 35)	0.62	0.28	(1.28)

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of comprehensive income

Years ended December 31

In thousand of Reais

	2015	2014	2013

Net income (loss) for the year	356,985	162,552	(697,582)

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains/(loss) on post-employment benefit obligations (Note 29(c))	8,721	(7,288)	22,605
Tax effect thereon	(2,963)	2,478	(7,686)
Share of other comprehensive income - Veracel post-employment actuarial (Note 29(c))	(291)		(1,183)
Tax effect thereon	99		402

	5,566	(4,810)	14,138

Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets - Ensyn (Note 17)(b))	31,853	5,837	5,251
Tax effect thereon	(10,830)	(1,985)	(1,785)

	21,023	3,852	3,466

Total other comprehensive income (loss) for the year, net of taxes	26,589	(958)	17,604

Total comprehensive income (loss) for the year, net of taxes	383,574	161,594	(679,978)

Attributable to
Shareholders of the Company	368,774	154,626	(688,818)

Non-controlling interest	14,800	6,968	8,840

	383,574	161,594	(679,978)

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

Years ended December 31, 2015, 2014 and 2013

In thousands of Reais

	Capital				Other reserves	Statutory reserves			Retained
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Additional dividends proposed	earnings (accumulated deficit)	Total	Non- controlling interest	Total

As at January 1, 2013	9,740,777	(11,771)	2,688	(10,346)	1,596,666	303,800	3,511,784			15,133,598	37,209	15,170,807

Net income (loss)									(706,422)	(706,422)	8,840	(697,582)
Other comprehensive income					17,604					17,604		17,604
					17,604				(706,422)	(688,818)	8,840	(679,978)
Transactions with shareholders
Unclaimed dividends forfeited							119			119		119
Capital increase of non-controlling interest (Portocel)											2,405	2,405
Dividends declared - non-controlling interest (Portocel)											(2,099)	(2,099)
Investment reserve appropriation							(706,422)		706,422

As at December 31, 2013	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481			14,444,899	46,355	14,491,254

Net income									155,584	155,584	6,968	162,552
Other comprehensive income					(958)					(958)		(958)
					(958)				155,584	154,626	6,968	161,594
Transactions with shareholders
Unclaimed dividends forfeited							231			231		231
Stock option program			1,232							1,232		1,232
Dividends declared - non-controlling interest (Portocel)											(1,655)	(1,655)
Minimum mandatory dividend - 25% (Note 28)									(36,951)	(36,951)		(36,951)
Legal reserve (Note 28)						7,779			(7,779)
Investment reserve appropriation							110,854		(110,854)

As at December 31, 2014	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566			14,564,037	51,668	14,615,705

Net income									342,185	342,185	14,800	356,985
Other comprehensive income					26,589					26,589		26,589
					26,589				342,185	368,774	14,800	383,574
Transactions with shareholders
Unclaimed dividends forfeited							158			158		158
Repurchase of shares				(32)						(32)		(32)
Stock option program			11,554							11,554		11,554
Dividends declared - non-controlling interest (Portocel)											(3,516)	(3,516)
Dividends distributed (Note 28)							(2,110,854)			(2,110,854)		(2,110,854)
Minimum mandatory dividend - 25% (Note 28)									(81,269)	(81,269)		(81,269)
Additional dividend proposed (Note 28)								218,731	(218,731)
Legal reserve (Note 28)						17,110			(17,110)
Investment reserve appropriation (Note 28)							25,075		(25,075)

As at December 31, 2015	9,740,777	(11,771)	15,474	(10,378)	1,639,901	328,689	830,945	218,731		12,752,368	62,952	12,815,320

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows

Years ended December 31

In thousand of Reais

	2015	2014	2013

Income (loss) before income taxes	(160,941)	21,890	(343,576)

Adjusted by
Depreciation, depletion and amortization	1,827,097	1,790,628	1,751,947
Depletion of timber resources from forestry partnership programs	65,141	83,366	111,214
Foreign exchange losses, net	2,507,023	721,842	932,907
Change in fair value of derivative financial instruments	830,128	6,236	215,313
Equity in results of joint-venture	(393)	622
Gain on sale of land and building - Asset Light project (Note 1(d))			(799,040)
Gain on sale of others investments			(3,201)
(Gain) loss on disposal of property, plant and equipment and biological assets, net (Note 33)	(135,347)	68,297	220,936
Interest and gain/losses from marketable securities	(128,825)	(83,055)	(90,014)
Interest expense	470,139	475,780	575,877
Change in fair value of biological assets (Note 18 / Note 33)	(184,583)	(51,755)	(102,265)
Financial charges on Bonds upon partial repurchase		498,583	350,295
Impairment of recoverable taxes - ICMS	247,870	88,444	91,192
Tax credits		(849,520)	(91,017)
Provision for impairment of investments		6,716
Provision (reversal) for contingencies and release of judicial deposits, net	(1,968)	545	(116,042)
Stock option program	11,554	1,232
Provisions and other	10,092	23,159	50,526

Decrease (increase) in assets
Trade accounts receivable	207,542	(84,515)	446,371
Inventory	(213,897)	77,870	(62,662)
Recoverable taxes	(261,544)	(172,337)	(144,192)
Other assets/advances to suppliers	(85,573)	121,814	(3,642)

Increase (decrease) in liabilities
Trade payables	(67,037)	(19,569)	106,817
Taxes payable	(100,509)	(49,130)	(18,464)
Payroll, profit sharing and related charges	35,617	5,653	603
Other payables	(18,159)	(16,142)	(35,402)

Cash provided by operating activities	4,853,427	2,666,654	3,044,481

Interest received	107,532	80,220	144,486
Interest paid	(405,546)	(491,173)	(602,112)
Income taxes paid	(76,395)	(28,945)	(423,325)

Net cash provided by operating activities	4,479,018	2,226,756	2,163,530

Fibria Celulose S.A.

Consolidated statement of cash flows
Years ended December 31
In thousand of Reais	(continued)

	2015	2014	2013

Cash flows from investing activities
Proceeds from sale of land and building - Asset Light project (Note 1(d))		902,584	500,000
Acquisition of property, plant and equipment and intangible assets and forests	(2,357,307)	(1,539,883)	(1,189,716)
Advances for acquisition of timber from forestry partnership program	(608)	(51,119)	(96,968)
Subsidiary incorporation - Fibria Innovations	(11,630)
Marketable securities, net	(714,065)	408,577	1,204,356
Acquisition of interest in subsidiary		(6,716)
Installments paid for additional acquisition of investment	(19,593)	(26,947)
Proceeds from sale of property, plant and equipment	207,643	4,845	36,543
Advances received on disposal of assets (Losango) (Note 1(b))		7,000
Derivative transactions settled (Note 11(c))	(419,631)	(53,099)	(24,065)
Others	(9)	(1,260)	3,699

Net cash provided by (used in) investing activities	(3,315,200)	(356,018)	433,849

Cash flows from financing activities
Borrowings	3,087,989	4,345,609	1,279,414
Repayments of principal	(1,800,670)	(6,636,153)	(3,320,157)
Premium paid on Bond repurchase transaction		(365,351)	(236,536)
Dividends paid	(2,147,840)
Others	7,879	11,902	1,288

Net cash used in financing activities	(852,642)	(2,643,993)	(2,275,991)

Effect of exchange rate changes on cash and cash equivalents	305,408	(37,430)	6,508

Net increase (decrease) in cash and cash equivalents	616,584	(810,685)	327,896

Cash and cash equivalents at beginning of year	461,067	1,271,752	943,856

Cash and cash equivalents at end of year	1,077,651	461,067	1,271,752

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2015

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these consolidated financial statements as the “Company”, “Fibria”, or “we”. We have the legal status of a corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the Brazilian stock exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) and the New York Stock Exchange (NYSE) and we are subject to the regulatory requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the U.S. Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the production and sale of short fiber pulp from our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Veracel (State of Bahia) (jointly-controlled entity).

The pulp produced for export is delivered to customers by sea, under long-term contracts with shipping companies, through the ports of Santos, located in the State of São Paulo (operated under a concession from the Brazilian Federal Government which expires in 2017) and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A.).

On December 9, 2015, we participated in the public auction nº 03/2015, promoted by “Agência Nacional de Transportes Aquaviários - ANTAQ”, a regulatory agency, for the leasing of the public areas and infrastructures for handling and storage of paper, pulp and general cargo. The Company was awarded the contract based on its proposal for the Macuco Terminal (STS07), located in the port of Santos, State of São Paulo, in the amount of R$ 115,047. The Company is awaiting the approval of the results of the public auction and the adjudication of the object by the Concession Authority, which is expected to be granted during the first quarter of 2016. Once approval is received, we will have 45 days to fulfill the requirements stated in the auction notice and at which time, the Concession Authority will invite us to sign the lease contract.

(b)                                Non-current assets held for sale

Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the state of Rio Grande do Sul, in the amount of R$615 million. On December 28, 2012 the first installment of the purchase price of R$ 470 million was paid to us. On November 2014, we received an additional R$ 7 million as an advance from CMPC. The second installment of R$ 140 million was deposited in an escrow account and will be released to us once appropriate government approvals are obtained. The final installment of R$ 5 million is payable to us

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

upon the completion of the transfer of the existing land lease contracts and the applicable government approvals are obtained. The sale and purchase agreement established a period of 48 months, which was renewed at the option of CPMC for an additional 48 months (through to 2020), to obtain the required government approvals. If this approval is ultimately not obtained after this 96 month period, we will be required to return to CMPC the amount paid to us, plus interest, and the escrow deposits will revert to CMPC. We have recorded the amount received as a liability under “Advances received in relation to assets held for sale”.

Since the signing of agreement with CMPC, we have taken action to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the area operating license and filing the documentation required by the government agencies. We are confident that approval will be granted.

We have concluded that these assets should remain classified as “assets held for sale” as non-current assets as at December 31, 2015. However, the completion of the sale is not under our sole control and depends on various government approvals, which have been slower than expected.

The Losango assets did not generate any significant impact in the years 2015, 2014 and 2013, since that at this moment, the result of the transaction has not been recognized.

(c)                                 Approval of the expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the Horizonte 2 Project for the construction of the second Três Lagoas pulp production line.

The Horizonte 2 Project, the construction of which has already started, consists of a new bleached eucalyptus pulp production line with a capacity of 1.85 million tons per year and an estimated investment of US$ 2.2 billion. The startup of the line is projected for the fourth quarter of 2017. At December 31, 2015, virtually all Horizonte 2 Project supply agreements for delivery and installation of equipment and related services had been contracted.

The Project is expected to be financed from the Company’s operating cash flows and financing agreements under negotiation with financial institutions, within the parameters established by the Company´s Indebtedness Management Policy.

(d)                                Asset Light project

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
at December 31, 2015

In thousands of Reais, unless otherwise indicated

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

As established in the standing timber supply agreement, the Company will acquire the 40% wood volume that the Counterparty has the right to pursuant to the forestry partnership agreement at an m3 price established in each agreement. The m3 price is determined in USD and will be readjusted based on the consumer price index of the U.S. economy - US-CPI index. The payments will be due on a quarterly basis. At the end of each harvesting cycle, any difference between the total quarterly payments paid by the Company and the equivalent to 40% of the actual timber harvested during the harvesting cycle will be settled, only in the event that the quarterly payments made by the Company were higher than the equivalent to 40% of the actual timber harvested at the end of the harvesting cycle, in which case the Company will be reimbursed for the excess amount.

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
at December 31, 2015

In thousands of Reais, unless otherwise indicated

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

2                                        Presentation of financial statements and summary of significant accounting policies

2.1                              Financial statements - basis of preparation

The financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, other assets and financial liabilities (including derivative instruments) measured at fair value

(a)                                Accounting policies adopted

The Company’s consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on January 27, 2016.

2.2                              Consolidation

2.2.1                    Consolidated financial statements

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss of value (impairment) of the asset transferred. Accounting policies of subsidiaries have been modified where necessary to ensure consistency with the policies adopted by the Company.

(a)                                Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Fibria has the power to govern the financial and operating policies of the entity, generally through a majority voting stake. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Fibria controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases.

The exclusive controlled investment fund is consolidated.

(b)                                Joint operations

Veracel Celulose S.A. (“Veracel”), Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and VOTO — Votorantim Overseas Trading Operations IV Limited (“VOTO IV”) are joint operations, accordingly, assets, liabilities, revenue and expenses are recognized in relation to the interest in the joint operation.

None of the jointly-operated entities have publicly traded shares.

The Company does not have any significant restrictions or commitments with regards to its jointly-operated entities.

The balance of assets, liabilities and net revenue at December 31, 2015 and 2014 of the jointly-operations are separately presented (Note 17(a)).

(c)                                 Associated companies and joint ventures

Associates are all entities over which the Company has significant influence but not control or joint control, generally with an ownership percentage between 20% and 50% through voting rights.

Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Currently the Company has a 50% share in the joint venture F&E Technologies LLC, a US incorporated entity.

(d)                                Subsidiaries and jointly-operated entities

The subsidiaries and jointly-operated entities included in the consolidation are as follows:

	Percentage of total capital
	2015			2014
	Direct	Indirect	Total	Total

Companies located in Brazil
Asapir Produção Florestal e Comércio Ltda. (i)	50		50	50
Bahia Produtos de Madeira S.A.	33.33	66.67	100	100
Fibria-MS Celulose Sul Mato-Grossense Ltda.	100		100	100
Fibria Terminais Portuários S.A.	100		100	100
F&E Participações Ltda.	100		100
F&E Tecnologia do Brasil S.A.		100	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51		51	51
Projetos Especiais e Investimentos S.A.	100		100	100
Veracel Celulose S.A. (i)	50		50	50
WOP — Wood Participações Ltda.	100		100	100

Companies located abroad
Fibria (Europe) S.A.		100	100	100
Fibria Celulose (USA) Inc.	100		100	100
Fibria Innovations Inc.	100		100
Fibria International Celulose GmbH.	100		100	100
Fibria International Trade GmbH.		100	100	100
Fibria Overseas Finance Ltd.	100		100	100
Fibria Overseas Holding KFT	100		100	100
Fibria Trading International KFT	48.3	51.7	100	100
Green Parrot BV		100	100	100
VOTO - Votorantim Overseas Trading Operations IV Limited (i)	50		50	50

(i)        Jointly-operated entities, as detailed in Note 2.2.1(b).

2.3                              Segregation of assets and liabilities between current and non-current

Current assets or liabilities those for which expectation for realization or disbursement is no more than 12 months after the balance sheet date.

2.4                              Foreign currency translation

(a)                                Functional and presentation currency

The Brazilian Real (“Real”, “Reais” or “R$”) is the functional and presentation currency.

(b)                                Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the date of valuation when re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

exchange rates of monetary assets and liabilities denominated in foreign currencies are presented as “Foreign exchange gain (loss)” in the Statement of profit or loss.

2.5                              Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturities up to 90 days and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value.

2.6                              Financial assets

2.6.1                    Classification, recognition and measurement

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

(a)                                Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise the financial assets held for trading and the derivative financial instruments, including embedded derivatives and are initially recognized at fair value, and the transaction costs are recorded in the Statement of profit or loss. Changes in fair value are recognized in the profit or loss under “Financial income” or “Financial expenses”, depending of the results obtained, for non-derivative instruments, and under “Result of derivative financial instruments” for derivative instruments.

(b)                                Held-to-maturity investments

The held-to-maturity investments comprise the investments in non-derivative instruments that the Company has the ability and intention to hold until maturity and are measured initially at fair value, including cost of the transaction and subsequently at amortized cost. The Company evaluates whether there is objective evidence that a financial asset or a group of financial assets is registered above its recovery value.

(c)                                 Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, comprise the “Trade account receivables”, “Related parties receivables” and “Cash and cash equivalents” and are carried at amortized cost using the effective interest method.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(d)                                Available-for-sale financial assets

Available-for-sale financial assets are non-derivative instruments that are either designated in this category or not classified in any of the other categories. The changes in the fair value of the available for sale financial asset are recognized as follow: (i) the effect of foreign currency exchange and changes in the fair value of the investment are recognized directly in “Other comprehensive income” in equity; and (ii) the effect of foreign currency exchange and changes in the fair value of the warrant of acquire shares are recognized in profit or loss of the year.

2.6.2                    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.6.3                    Impairment of financial assets

(a)                                Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired only if there is objective evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

•             significant financial difficulty of the issuer or debtor;

•             a breach of contract, such as a default or delinquency in interest or principal payments;

•             where Fibria, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise receive;

•             it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•             the disappearance of an active market for that financial asset because of financial difficulties;

•             observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the Statement of profit or loss.

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the Statement of profit

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

or loss.

(b)                                Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available for sale, a significant or prolonged decline in the fair value of the equity below its cost is also evidence that the assets are impaired. If any such evidence exists for available for sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized other comprehensive income — will be recognized in profit or loss.

2.7                              Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in “Result of derivative financial instruments” in the Statement of profit or loss.

Embedded derivatives in non-derivative host contracts are required to be separated when their risks and characteristics are not-closely related to those of host contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivative are separated from the host contracts in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

Even though the Company uses derivatives to mitigate risks, hedge accounting has not been applied in the periods presented. The fair value of derivative instruments is disclosed in Note 11.

2.8                              Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company’s normal business, less a provision for impairment, if necessary.

The calculation of the provision is based on a reasonable estimate to cover expected probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees.

In performing such analysis of impairment our Treasury Department, examines on a monthly basis the maturity of receivables from domestic and foreign customers and identifies those customers with overdue balances assessing the specific situation of each client including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation and the legal processes in the event of execution. As a result of this analysis management determines the amount to be recorded as an impairment.

The recognition and reversal of a provision for trade receivables is recorded as “Selling expenses” in the Statement of profit or loss.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

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

Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less selling expenses.

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

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

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

The database was recognized at fair value at the acquisition date; it has a definite useful life and is recorded at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the Statement of profit or loss in “Other operating income (expenses), net”.

(c)                                 Patent

A registered patent was acquired in the Aracruz business combination and corresponds to the pulp process for a specific application and customer and has been fully amortized.

(d)                                Relationship with suppliers

This relates to the contracts that the Company has for the supply of chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, it has a definite useful life and is subsequently recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 6.3%.

(e)                                 Development and implementation of systems (software)

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
at December 31, 2015

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

Loans and financing costs are capitalized during the period necessary to execute and prepare the asset for its intended use (Note 19).

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

2.13                       Leases

At the inception of an agreement the Company determines whether a contract or set of contracts is or contains a lease when: (i) the performance of the contract is dependent upon the use of that specified asset and, (ii) the contract gives the Company the right of use of the asset.

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

2.14                       Biological assets

Biological assets are measured semi-annually (June and December) at fair value, net of estimated costs to sell. Depletion is calculated based on the total volume harvested. The counter entry to the valuation is recorded in “Other operating income (expenses), net”.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. The cycle of harvesting following replanting occurs between six and seven years.

2.15                       Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured by the sum of consideration transferred, measured at fair value on the acquisition date. The costs directly attributable to the acquisition are recorded as expense when incurred.

Initially, the goodwill is measured as the surplus of the consideration transferred in relation to the net assets acquired at fair value. After initial recognition, the goodwill is measured at cost, less any accumulated impairment.

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

2.17                       Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the invoiced amount.

2.18                       Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the Statement of profit or loss over the period of the loans and financing using the effective interest rate method.

The financial charges in the repurchase of Bond are presented as financing activities in the Statement of Cash Flows.

2.19                       Employee benefits

(a)                                Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, classified as defined contribution plans to which the Company pays fixed contributions and for which it has no legal liability to make additional contributions if the fund does not have sufficient assets to honor the benefits due to employees for service in the current and prior periods.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Contributions represent net costs and are recorded in the Statement of profit or loss in the period in which they are due.

(b)                                Health care (post-retirement)

Some of Fibria’s subsidiaries used to provide post-retirement health care benefits in the form of a lifetime benefit to a specific group of employees which has since been discontinued and closed to new participants from July 2007.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. Management’s estimate of the defined benefit obligation is calculated annually together with an independent qualified actuaries. The present value of the defined benefit obligation is determined through an estimate of discounted future cash outflows (Note 29(c)).

Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit or loss. The changes in the present value of the liabilities of the plan regarding the actuarial gain and loss are recognized directly in shareholder’s equity, in “Other comprehensive income”.

(c)                                 Profit-sharing and bonus plans

As from 2015, the provisions for bonuses and profit-sharing programs are calculated based on qualitative and quantitative targets established by management and are recorded with a charge to the Statement of profit or loss under “Other operating income (expenses), net”.

The lines of “Administrative expenses” and “Other operating income (expenses), net” of 2014 and 2013 were adjusted in the amount of R$ 20,001 and R$ 15,917, respectively, for comparison purposes.

(d)                                Share-based compensation

(i)                                   Phantom Stock Options Plan

The Company offers a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. The Company’s CEO and statutory and non-statutory officers are eligible for the plan.

The provisions are recorded with a charge to the Statement of profit or loss under “Other operating income (expenses), net”, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period.

(ii)                               Stock Options Plan

The Company operates an equity-settled arrangement under which it receives services from employees as consideration for equity instruments (stock options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized in the Statement of profit or loss under “Other operating income (expenses), net”, against to the capital reserve. The Company’s CEO, statutory and non-statutory officers and general managers are eligible for the plan.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

The total amount expensed is determined by reference to the fair value of the options granted, including any market performance conditions and the impact of any non-vesting conditions and excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions include assumptions about the number of options that are expected to vest.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. If necessary, we recognize the impact of the revision to original estimates in the Statement of profit or loss, with a corresponding adjustment to shareholders’ equity.

The assumptions and model used to estimate the fair value of share-based compensation plans are presented in Note 30(ii).

2.20                       Contingent assets and liabilities

(a)                                Assets, previously treated as contingent, are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained and for which the value can be measured. Contingent assets, for which such conditions are not met, are only disclosed in the notes to the financial statements when material.

(b)                                Contingent liabilities are provided to the extent that the Company expects that is probable that it will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provisioned based on the historical percentage of disbursements. Tax and civil contingent liabilities assessed as remote losses are neither accrued nor disclosed.

2.21                       Asset retirement obligations

These primarily relate to future costs for the decommissioning of industrial landfill and related assets. A provision is recorded as a long-term obligation against fixed assets. The provision and the corresponding asset are initially recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate. The asset is depreciated on a straight-line basis over the useful life of the principal. Depreciation is recorded in the Statement of profit or loss.

2.22                       Revenue recognition

Fibria recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to the entity; and (iii) when specific sales criteria have been met including transfer of property and transfer of the risk of the product to the client.  The latter is based on “Incoterm” (pre-defined commercial terms published by the International Chamber of Commerce) parameters and confirmation of available credit by the customer in order for the sale to be consummated. Revenue is the net amount after deduction of taxes, discounts and sales returns.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(a)                                Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)                                    Domestic market - sales are mainly made on credit. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or at its own premises, at which point risk and rewards of ownership are transferred.

(ii)                                 Export market - export orders are normally supplied from third party warehouses located near strategic markets; sales are mainly made on credit. Revenue is recognized as per the “Incoterm” parameters.

(b)                                Financial income

Financial income is recognized on an accrual basis, using the effective interest method, and to the extent that realization is probable.

2.23                       Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability based on the Company’s by-laws and in the dividend policy. Any amount that exceeds the minimum mandatory dividend is highlighted in the statement of changes in shareholders’ equity as “Additional dividends proposed”, but only is provisioned on the date when it was approved by the shareholders at the general meeting.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

2.25                       New standards, amendments and interpretations issued by IASB

The standards below have been issued and are effective for future periods, as from January 1, 2016. We have not early adopted these standards.

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than the Statement of profit or loss.

The Company is currently assessing the impacts of the adoption.
IFRS 15 - Revenue recognition	January 1, 2018	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.	The Company is currently assessing the impacts of the adoption.
IAS 41 - Agriculture	January 1, 2016

The “bearer plants” are to be accounted for as property, plant and equipment (IAS 16), i.e., at cost less depreciation or impairment provision. “Bearer plants” are defined as those used to produce fruit/ regenerate for several years, but the plant itself, once mature, does not suffer significant changes.

The Company has evaluated and concluded that the revision of the standard will not impact its measurement and presentation of its biological assets since they do not meet the definition of “bearer plants”.

IFRS 16 - Leases	January 1, 2019

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).
Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Company is currently assessing the impacts of the adoption.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

3                                        Critical accounting estimates and assumptions

The Company makes estimates concerning the future based on assumptions. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes that the estimates and assumptions that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are those addressed below.

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

The Company has had a history of recurring taxable income, which has recently been offset by net operating loss carryforward assets. The Company’s management believes, based on projections of income approved at the appropriate levels, that it is probable the deferred tax asset will be fully realized.

(b)                                Employee benefits

The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. The discount rate is one of the assumptions used in determining the net cost (revenue) of the actuarial obligations due, which is based on returns offered by Brazilian Government Bonds, which are denominated in the currency in which the benefits will be paid and that have terms to maturity similar to the terms of the obligations of the healthcare plan (Note 29).

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

(c)                                 Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. The Company also uses its judgment to define scenarios and the assumptions for sensitivity analyses (Note 5).

Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect the financial position of the Company.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(d)                                Biological assets

The calculation of the fair value of biological assets takes into consideration various assumptions which require a high degree of judgment. Any changes in these assumptions, would have an impact on the discounted cash flow result, resulting in an appreciation or devaluation of these assets (Note 18).

The main assumptions used by Management to calculate the fair value of the biological assets and the correlation between changes in such premises and the fair value of the biological assets, are described as follows:

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

(e)                                 Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included in selling expenses. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices be individually reviewed.

(f)                                  Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount (Note 37).

(g)                                Contingent assets, contingent liabilities and legal obligations

The Company is currently involved in certain labor, civil and tax proceedings. The provision for legal proceeds is recorded based on Management’s evaluation and on the advice of internal and external legal counsel, and are subject to a high level of judgment (Note 24).

(h)                                Goodwill impairment

The Company performs impairment tests at least annually, or more frequently when events or changes in circumstances may indicate that the carrying amount of cash-generating units to which goodwill has been allocated might not be recoverable (Note 2.16). The recoverable amount of CGUs is determined based on calculations of the value in use, which involves significant estimates (Note 37(a)).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

4                                        Risk management

The Company’s activities expose it to a variety of risks.  Management classifies the risks inherent to its business in the following categories:

(a)                                Financial risks - corresponds to inadequate cash management, use of resource in new operations, unknown risks, with greater complexity and/or high risk (items 4.2.1(a), 4.2.1(b) and 4.2.1(c)).

(b)                                Compliance risk - corresponds to legal or regulatory penalties, financial losses or reputational damage that the Company may face due to regulatory noncompliance and include social and environmental, labor and tax risk assessments.

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

4.1                              Social and environmental risks

(a)                                Risks associated with climate changes

Our activities are exposed to the potential effects of climate changes, which may affect the equilibrium of the ecosystems, the productivity of the forest and the availability of water and energy.

Fibria manages and operates its forest and industrial activities through the adoption of controls and monitoring tools, such as agronomic studies, genetic improvement for the production of eucalyptus that contemplate genetic modifications to  adapt to different climatic conditions, monitoring of water consumption in forested areas, among others.

(b)                                Environmental risks

(i)                                    Management of water resources - Fibria constantly monitors the situation in the watersheds where it operates with respect to water quantity and quality that might affect the Company’s forest management. Use of water by the industrial plants is governed by the environmental legislation of each location and the licensing requirements of each plant. All our facilities operate under proper and valid licenses.

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

(iii)                            Biodiversity - the Company’s forestry activities are licensed by the relevant regulatory bodies and socio- environmental planning activities are performed. Areas of native forest species are interspersed with eucalyptus plantations. Fibria strives to maintain its protected areas to conform to the Legal Reserves, Permanent Preservation Areas (APPs) and Private Natural Heritage Reserves (RPPNs) through the protection, restoration, management and integration of those areas with its forest activities. The Company also seeks to minimize external and degradation elements that may affect these areas.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(iv)                           Waste - Fibria is undertaking efforts to recycle pulp production waste by transforming them in products that can be used in the forestry area. This practice generates both environmental and economic benefits, with reduction in disposal of waste in landfills and replacing supplies with recycled waste in the silviculture operations.

(c)                                 Impacts on communities

Fibria is committed to support communities with different economic, social and cultural backgrounds, which are affected positively or negatively and in different degrees, by the cultivation of eucalyptus trees. In order to maintain a healthy relationship with all communities, the Company has developed a plan to monitor these neighboring populations and classified them based on their degree of relationship with the Company. The relationship model has been implemented in all the forestry operations with respect to the silviculture and harvest activities.

(d)                                Contracting with suppliers

In order to mitigate the risk of our suppliers hiring child or forced labor, we require suppliers to provide a formal confirmation with respect to this matter.

Two other mandatory requirements to engage our suppliers are compliance with the environmental policies of Fibria and with the criteria for safe transportation (Safe Road Program). All contracts with suppliers and other business partners incorporate our Code of Conduct or refer to it. The Code reinforces the prohibition of discriminatory practices or violation of existing legislation. The process to certify approval of suppliers is renewed every two years.

4.2                              Financial risks

4.2.1                    Factors of financial risks

Fibria’s activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of sales are denominated in U.S. Dollars, while costs/expenses are predominantly incurred in Reais. Accordingly, there is a currency mismatch between costs/expenses and revenues.

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

The execution of the operations to mitigate market risks is carried out by a central Treasury department following policies approved by the Board of Directors. The control of risks and monitoring of compliance with the policies is performed by the General Governance, Risks and Compliance (“GRC”) department, which reports directly to the CEO and to the Finance Committee (an advisory committee to the Board of Directors) and is sufficiently independent to report non-compliance with the policies, to measure and assess market risks. The GRC department monitors all market risk exposures and ensures compliance with our policies. The Treasury department identifies, evaluates and hedges financial risks following the policies established. The Board of Directors reviews on an annual basis the policies and principles for the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

overall risk management, definition of the areas involved, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Policies for the use of derivative financial instruments

On August 27, 2015, the Company’s Board of Directors approved the revision of the Market Risk Management Policy. The use of derivative financial instruments should follow such policy. The use of derivative financial instruments is in the view of management conservative. Every derivative contracted should be matched to an underlying risk, generated by a hedged item which in turn results from operational transactions that expose the Company to risks related to changes in the price of commodities or risks arising from debt. Accordingly, derivative transactions are only permitted if related to an existing exposure (hedge); leveraged financial instruments are not allowed.

(a)                                Market risk

This is related to changes in prices or rates including interest rates, exchange rates and commodities prices. These changes may affect the expected return of an investment, a financial investment, revenue from probable sales, the cash flow and fair value of principal and interest on loans. Indicators and an internal assessment tool were developed to measure these risks. An internal tool was also developed to assess the impacts of stressed scenarios and to perform sensitivity analysis and analysis of gaps.

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

The following table presents the carrying amount of the assets and liabilities denominated in U.S. Dollars:

	2015	2014

Assets in foreign currency
Cash and cash equivalents (Note 9)	1,068,180	279,664
Marketable securities (Note 10)		61,352
Trade accounts receivable (Note 12)	674,224	496,493

	1,742,404	837,509

Liabilities in foreign currency
Loans and financing (Note 23)	10,215,115	6,280,545
Trade payables	76,304	72,263
Derivative financial instruments (Note 11)	1,081,533	538,451

	11,372,952	6,891,259

Liability exposure	(9,630,548)	(6,053,750)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

The Company calculates its net exposure to each risk factor. When the risk factor is an exposure to the U.S. Dollar or Euro, maximum hedge limits are determined for exposure of up to 18 months. Hedging the exposure of transactions for periods between 12 and 18 months requires a recommendation by the Finance Committee. Exceptionally, during the construction phase of the Horizonte 2 Project, the cash flow hedges can reach the maximum limit of 36 months.

The Company’s exposure to foreign currency generates market risks associated with changes in the exchange rates. Liabilities in foreign currency include loans obtained, mainly, in U.S. Dollars. The majority of the Company’s sales abroad are denominated in U.S. Dollars, while the sales of pulp in Brazil are in Reais. Accordingly, the Company’s liabilities act as a natural hedge for currency exposure in relation to export revenue, mitigating the mismatch between assets and liabilities over the long term.

(ii)                               Cash flow and fair value interest rate risk

As Fibria has no significant interest-bearing assets, its net income and operating cash flows are substantially independent of changes in market interest rates on such assets.

Interest rates risk from loans and financing contracted at variable interest rates exposes the Company to cash flow risk. Loans and financing contracted at fixed rates expose Fibria to fair value interest rate risk.

Fibria’s policy on the use of derivatives establishes that, with respect to interest rate risk, transactions with terms and amounts matching the corresponding hedged debt may be entered into. The Company must maintain at least 50% of its debt subject to fixed interest rates. Fibria manages its cash flow interest rate risk by using swaps following the terms and conditions established by the approved policies.

(iii)                           Commodity price risk

This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, inventories, commercial strategies adopted by the major forestry companies, paper producers, and availability of substitutes for these products in the market.

This risk is managed through different strategies. The Company has a specialized team, which continuously monitors the price of pulp and analyses future trends, adjusting Fibria’s estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There is no liquidity in the market to sufficiently mitigate a substantive portion of the risk to which Fibria’s operations are exposed. Pulp price derivatives available in the market are characterized by their low liquidity and volume and as a result prices may be subject to significant distortion.

Currently, the Company executes no derivatives to hedge against the fluctuation of the pulp price.

(b)                                Credit risk

Credit risk is the risk of one counterparty failing to discharge its obligation.

For every type of credit exposure and type of agreement a specific model is developed in order to evaluate the risks, identifying the exposure and performing sensitivity analysis of credit limits.

A monthly report is prepared by the Governance, Risk and Compliance area quantifying credit risk exposure arising from all Fibria relationships.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

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

(i)                                   Banks and financial institutions

Quantitative measures of credit risk were developed for exposures with banks and financial institutions (investments, current accounts and derivative financial instruments). The expected value of the exposure “Expected Credit Exposure (ECE)” and the worst case expected exposure “Worst Credit Exposure (WCE)” of all exposures with counterparties are measured (Note 8).

Fibria has a policy of contracting with private entities which have a minimum credit rating issued by one of the following rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for the counterparties at the local level (Brazil), is “AA-” (or “Aa3”) or “BBB+” (or “Baa1”) at the global level. The exposure to a single private counterparty cannot exceed any of the following limits: 20% of Fibria’s total cash and cash equivalents plus marketable securities, 10% of the shareholders’ equity of the counterparty (based on the most recent information published by the counterparty), or 15% of the Company’s shareholders’ equity (based on the most recent information available). Any exceptions would be approved by the Board of Directors, after recommendation of the Finance Committee.

(ii)                               Clients and advance to suppliers

In the case of credit risk arising from customer credit exposure, Fibria assesses, through the Credit Committee, the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

Fibria’s major customers are large highly-rated companies most of which have had a relationship with the Company for over 20 years, reducing the credit risk.

Credit analyses are performed on a regular basis and when considered necessary, and letters of credit or credit insurance coverage is obtained to protect the Company. The majority of export sales to Europe and Asia are covered by letters of credit or credit insurance with the Compagnie Française d’ Assurance pour le Commerce Extérieur (COFACE).

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected losses on the collection of trade accounts receivable and charged to “Selling expenses” (Note 12).

(c)                                 Liquidity risk

With respect to liquidity risk, the Company’s policy is to maintain balances of cash and financial investments of at least an amount equivalent to the operational cash outflow for the following 12 months plus debt service for a period of 12 months.

Surplus cash is invested in highly-liquid instruments; approved policies allow for a minor portion to be invested in instruments with maturity not exceeding 365 days.

All derivative instruments are over-the-counter derivatives and do not demand post margin deposits as collateral.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

The table below presents Fibria’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and, therefore, differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2015
Loans and financing	1,358,138	4,451,707	7,326,394	2,817,802
Derivative financial instruments	319,954	560,572	902,136
Trade and other payables	758,252	68,327	44,902	39,556

	2,436,344	5,080,606	8,273,432	2,857,358

At December 31, 2014
Loans and financing	1,156,951	2,105,192	4,353,071	2,203,134
Derivative financial instruments	178,964	142,662	504,133	74,545
Trade and other payables	725,123	36,927	30,546	34,087

	2,061,038	2,284,781	4,887,750	2,311,766

4.2.2                    Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by adjusted EBITDA (as defined below). Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments.

Adjusted EBITDA is defined by the Company as net income before interest, income taxes including social contribution, depreciation and amortization and other items including non-cash fair value adjustments for biological assets.

The Company aims to maintain a minimum cash balance in order to minimize the risk that cash flow mismatches affect the ability of the Company to meet its commitments. The minimum cash balance is defined as the sum of: (i) the minimum operating cash used during the cash conversion cycle of the Company; plus (ii) the cash needs to meet financial debt obligation (principal and interest) for the next 12 months. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by the rating agencies’ methodologies. Fibria’s liquidity is mainly monitored through 12-month projected cash flows. Cash flow projections comprise stress tests considering exogenous market risk factors such as changes in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

Management of debt and liquidity takes into account the contractual financial covenants, maintaining a safety margin in order to avoid breaching these parameters.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

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

The Company continues to focus on actions including reductions in fixed and variable costs, selling expenses, capital expenditure and improvements in working capital. We have also focused on actions that may result in additional liquidity through the disposal of non-strategic assets. These actions are intended to maintain the capital structure of the Company, resulting in an improved Net Debt to Adjusted EBITDA ratio.

5                                        Sensitivity analysis

Sensitivity analysis - changes in foreign currency exchange rates

The evaluation of the Company’s significant risk factor of the U.S. Dollar exposure uses the period of three months, consistent with our policy. We considered as the probable scenario the fair value considering the market yield as at December 31, 2015.

The probable scenario is the closing exchange rate at the date of these consolidated financial statement (R$ x USD = 3.9048). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative financial instruments	785,042	1,656,342
Loans and financing	2,370,968	4,741,937
Marketable securities	219,348	438,696

Sensitivity analysis - changes in interest rates

We adopted as the probable scenario the fair value considering the market yield as at December 31, 2015. As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

	Impact of an increase/decrease of the interest
	rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	558	1,241
Currency basket	2,254	4,508
TJLP	1,897	3,535
Interbank Deposit Certificate (CDI)	1,514	2,986

Derivative financial instruments
LIBOR	19,808	38,962
TJLP	2,523	4,393
Interbank Deposit Certificate (CDI)	13,597	26,537

Marketable securities (a)
Interbank Deposit Certificate (CDI)	2,920	5,623

(a)         Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis - changes in the U.S. Consumer Price Index

To calculate the “Probable” scenario, we used the US-CPI index at December 31, 2015 . The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI.

	Impact of an increase/decrease of US-CPI on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	138,675	285,447

6                                        Fair value estimates

The assets and liabilities measured at fair value in the balance sheet are classified based on the following fair value hierarchy Levels:

(a)                                Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities. Only the Brazilian Federal Government securities are classified as Level 1, recognized as marketable securities.

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
at December 31, 2015

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

•             the fair value of future contracts on the inflation rate (such as embedded derivative contained in contracts accounted for as capital leases), based on future inflation rates at the balance sheet date, with the resulting value discounted to present value.

The table below presents the assets and liabilities measured at fair value as at December 31, 2015 and 2014:

	2015
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		300,489		300,489
Warrant to acquire Ensyn’s shares (Note 17(b))			11,949	11,949
Marketable securities (Note 10)	40,364	1,365,478		1,405,842

Available for sale financial assets
Other investments - fair value method (Note 17(b))			125,071	125,071

Biological asset (Note 18) (*)			4,114,998	4,114,998

Total assets	40,364	1,665,967	4,252,018	5,958,349

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		(1,128,450)		(1,128,450)

Total liabilities		(1,128,450)		(1,128,450)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

	2014
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		190,893		190,893
Warrant to acquire Ensyn’s shares (Note 17(b))			11,791	11,791
Marketable securities (Note 10)	193,131	489,688		682,819

Available for sale financial assets
Other investments - fair value method (Note 17(b))			67,733	67,733

Biological asset (Note 18) (*)			3,707,845	3,707,845

Total assets	193,131	680,581	3,787,369	4,661,081

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		608,356		608,356

Total liabilities		608,356		608,356

(*) See the changes in the fair value of the biological assets in Note 18.

There were no transfers between Levels 1, 2 and 3 during the years presented.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (i) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (ii) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

	Yield used to
	discount (*)	2015	2014

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		387,939	292,188
Bonds - Fibria Overseas		2,237,193	1,598,708
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	6,831,364	3,824,319
Export credits (ACC/ACE)	DDI	46,445	260,345
Export credits (Finnvera)	LIBOR USD
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	809,793	1,072,412
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	107,797	77,980
BNDES — Selic	Brazilian interbank rate (DI 1)	11,110
Currency basket	Brazilian interbank rate (DI 1)	549,246	400,233
CRA	Brazilian interbank rate (DI 1)	658,573
FINEP	Brazilian interbank rate (DI 1)	2,063	2,675
FINAME	Brazilian interbank rate (DI 1)	4,951	9,457
NCE in Reais	Brazilian interbank rate (DI 1)	694,859	707,872
Midwest Fund	Brazilian interbank rate (DI 1)	21,303	32,304

		12,362,636	8,278,493

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

•             Swap contracts - the present value of both the asset and liability components are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and the counterpart’s credit risk. The contract fair value is the difference between the asset and liability.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both Fibria’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates of US securities indexed to inflation (TIPS), disclosed by Bloomberg. The cash flow of the asset position is projected using the fixed rate implicit in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

value of the difference between both positions.

The yield curves used to calculate the fair value in December 31, 2015 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	14.33	1M	0.43	1M	-30.07
6M	15.18	6M	0.71	6M	-2.54
1Y	15.87	1Y	0.87	1Y	1.21
2Y	16.53	2Y	1.18	2Y	2.81
3Y	16.71	3Y	1.44	3Y	3.21
5Y	16.62	5Y	1.77	5Y	3.73
10Y	16.52	10Y	2.25	10Y	4.16

7                                        Financial instruments by category

	2015	2014

Assets
Loans and receivables
Cash and cash equivalents (Note 9)	1,077,651	461,067
Trade accounts receivable (Note 12)	742,352	538,424
Other	260,997	238,846

	2,081,000	1,238,337

At fair value through profit and loss
Derivative financial instruments (Note 11)	300,489	190,893
Warrant to acquire Ensyn’s shares (Note 17(b))	11,949	11,791
Marketable securities (Note 10)	1,406,092	682,819

	1,718,530	885,503

Held-to-maturity investments
Marketable securities (Note 10)	73,914	51,350

Available for sale financial assets
Other investments - fair value method (Note 17(b))	125,071	67,733

Liabilities
At amortized cost
Loans and financing (Note 23)	12,743,832	8,326,519
Trade and other payables	1,011,672	925,444

	13,755,504	9,251,963

At fair value through profit and loss
Derivative financial instruments (Note 11)	1,128,450	608,356

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

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

	2015	2014

Trade accounts receivable
Counterparties with external credit rating
AA-	28,665	18,031
A	147,798	84,131
BBB+	20,588	26,975
BBB	4,358	2,508
BBB-		5,707
BB+	36,912	28,365
BB	3,522	8,366
BB-	1,429	8,476
B+		21,271
B	40,847
B-	1,324

Counterparties without external credit rating
A - Low risk	113,280	120,079
B - Average risk	265,937	187,027
C - Average to high risk	77,692	27,488
D - High risk	7,153	8,798

Total trade accounts receivable (Note 12)	749,505	547,222

Cash and cash equivalents and marketable securities
brAAA	1,582,621	1,029,165
brAA+	419,590	5,335
brAA	107,923	42,640
brAA-	1,502
A+	78,306
A	172,130	2
BBB+	195,585
BBB (ii)		31,370
BBB- (ii)		56,680
Other (i)		30,044

Total cash and cash equivalents and marketable securities (Notes 9 and 10)	2,557,657	1,195,236

Assets - derivative financial instruments
brAAA	6,158	58,506
Others	40,759	11,399

	46,917	69,905

(i)             Includes counterparties with no external credit rating from the three main rating agencies.

(ii)          Transaction approved by the Finance Committee, an advisory body to the Board of Directors.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

None of the financial assets that are fully performing has been renegotiated in the last year. None of the loans to related parties is past due or impaired.

9                                        Cash and cash equivalents

	Average yield - %	2015	2014

Cash and banks		196,274	122,515
Fixed-term deposits
Local currency	99 of CDI	3,985	157,883
Foreign currency (i)	0.21	877,392	180,669

		1,077,651	461,067

(i) Mainly Time Deposits maturing within 90 days.

10                                 Marketable securities

	Average yield p.a.- %	2015	2014

In local currency
Brazilian Federal provision fund	81 of CDI	250	30
Brazilian Federal Government securities
At fair value through profit and loss	119.78 of CDI	40,364	193,101
Held to maturity (i)	6 and 119.78 of CDI	73,914	51,350
Private securities (repurchase agreements)	101.41 of CDI	1,365,478	428,336

In foreign currency
Private securities (repurchase agreements)	0.93		61,352

Marketable securities		1,480,006	734,169

Current		1,411,864	682,819

Non-Current		68,142	51,350

(i)        The yield of 6% p.a. refers to the agrarian debt bonds and the yield of 119.78% of CDI refers to the investment fund - Pulp.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

11                                 Derivative financial instruments (including embedded derivative)

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	2015	2014	2015	2014

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	310,000	1,465,000	(8,627)	(19,443)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)	622,907	538,207	(8,902)	3,353

Hedges of foreign currency
Swap DI x US$ (USD)	358,607	405,269	(648,052)	(215,654)
Swap TJLP x US$ (USD)	98,287	180,771	(230,433)	(196,818)
Swap Pre x US$ (USD)	112,107	191,800	(185,519)	(109,889)

			(1,081,533)	(538,451)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	857,710	902,267	253,572	120,988

			(827,961)	(417,463)

Classified
In current assets			26,795	29,573
In non-current assets			273,694	161,320
In current liabilities			(302,787)	(185,872)
In non-current liabilities			(825,663)	(422,484)

Total, net			(827,961)	(417,463)

(*)    The embedded derivative is a swap of the US-CPI changes during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) -
Type of derivative and	in currency of origin			Fair value
protected risk	Currency	2015	2014	2015	2014

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$	622,907	538,207	2,308,517	1,352,345
Real CDI to USD	R$	698,559	788,208	1,058,346	1,082,215
Real TJLP to USD	R$	159,938	293,676	153,963	279,328
Real Pre to USD	R$	236,072	395,697	182,240	323,898
Liability
LIBOR to fixed	US$	622,907	538,207	(2,317,419)	(1,348,992)
Real CDI to USD	US$	358,607	405,269	(1,706,398)	(1,297,868)
Real TJLP to USD	US$	98,287	180,771	(384,396)	(476,146)
Real Pre to USD	US$	112,107	191,800	(367,759)	(433,788)

Total of swap contracts				(1,072,906)	(519,008)

Options - Cash flow hedge
Zero cost collar	US$	310,000	1,465,000	(8,627)	(19,443)

				(1,081,533)	(538,451)

(c)                                 Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	2015	2014	2015	2014

Operational hedge
Cash flow hedge of exports	(8,627)	(19,443)	(125,107)	(13)
Hedge of debts
Hedge of interest rates	(8,902)	3,353	(15,333)	(5,445)
Hedge of foreign currency	(1,064,004)	(522,361)	(279,191)	(47,641)

	(1,081,533)	(538,451)	(419,631)	(53,099)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(d)                                Fair value by maturity date of economic hedge strategy contracts

	2015	2014

2015		(158,095)
2016	(281,423)	(99,947)
2017	(396,982)	(134,814)
2018	(280,340)	(87,208)
2019	(76,408)	(35,401)
2020	(46,380)	(22,986)

	(1,081,533)	(538,451)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at December 31, 2015 are not subject to margin calls or accelerated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

A description of the types of contracts and risks being hedged:

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

(iv)                            Zero cost collar

The Company entered into zero cost collar (an option to purchase (put) U.S. Dollars and an option to sell (call) U.S. Dollars) with no leverage, with the objective of protecting our exposure to export sales denominated in U.S. Dollar, with a strike price of the put (floor) and the call (ceiling) results in a floor and cap of the dollar exchange rate.

(v)                                Pre fixed rates versus U.S. Dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in Reais to a debt in U.S. Dollar

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

12                                 Trade accounts receivable

(a)                                Breakdown of the balance by type of customer

	2015	2014

Domestic customers	75,281	50,729
Export customers	674,224	496,493

	749,505	547,222

Allowance for doubtful accounts	(7,153)	(8,798)

	742,352	538,424

In 2015, we concluded factoring transactions without recourse for certain customers’ receivables, in the amount of R$ 1,788,970 (R$ 1,230,143 at December 31, 2014), that were derecognized from accounts receivable in the balance sheet.

(b)                                Breakdown of the balance by maturity and allowance for doubtful accounts

The following table presents a breakdown of trade receivables by maturity:

	2015	2014

Not past due
Up to two months	338,548	277,007
Two to six months	313,650	192,199
Six months to one year	7,672

Past due
Up to two months	82,482	69,218

	742,352	538,424

At December 31, 2015, trade accounts receivable of R$ 82,482 (R$ 69,218 at December 31, 2014) were past due but not considered to be impaired. Management has a process to manage collections and does not expect to recognize any losses on these receivables. The receivables are related to several unrelated customers for whom there is no recent history of default.

At December 31, 2015, trade accounts receivable of R$ 7,153 (R$ 8,798 at December 31, 2014) were impaired and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Changes in the allowance for doubtful accounts are as follows:

	2015	2014

At the beginning of the year	(8,798)	(12,158)
Reversal	1,645	3,360

At the end of the year	(7,153)	(8,798)

(c)                                 Main customers

In the year ended December 31, 2015, the Company had three customers that represent 54% of the Company’s net revenue (48% in 2014 and 50% in 2013, represented by three customers).

(d)                                Breakdown of the balance by currency

Fibria’s trade accounts receivable are denominated in the following currencies:

	2015	2014

Real	68,128	41,931
U.S. Dollar	666,727	488,445
Euro	7,497	8,048

	742,352	538,424

(e)                                 Guarantees in Compror operations

The Company is a guarantor in factoring Compror operations, performed with selected customers in Brazil. The amount guaranteed to the sales financing agents by Fibria at December 31, 2015 was R$ 3,926 (R$ 28,005 at December 31, 2014). Fair value of these guarantees is not significant considering the high credit quality of those selected customers; there has been no history of default.

13                                 Inventory

	2015	2014

Finished goods at plants/warehouses
Brazil	155,286	137,741
Abroad	731,498	515,522
Work in process	12,935	16,942
Raw materials	520,445	402,293
Supplies	150,838	161,758
Imports in transit	144	4,537

	1,571,146	1,238,793

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

14                                 Recoverable taxes

	2015	2014

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	762,743	680,927
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	26,235	19,465
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	978,399	896,460
Federal tax credits	356,058	444,906
Credit related to Reintegra Program (a)	91,145	37,027
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	727,210	570,333
Provision for the impairment of ICMS credits	(967,332)	(734,154)

	1,974,458	1,914,964

Current	462,487	162,863

Non-current	1,511,971	1,752,101

Based on the budget approved by the Company’s management, the non-current tax credits are expected to be realized as follows:

Amount

In 2016	462,487
In 2017	756,447
In 2018	637,405
In 2019	7,100
As from 2020	111,019

1,974,458

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2015	2014

At the beginning of the year	(734,154)	(658,308)
Provision for impairment	(233.178)	(75,846)

At the end of the year	(967.332)	(734,154)

Fibria has been accumulating ICMS credits in the States of Espírito Santo, Bahia and Mato Grosso do Sul since its sales are mostly to foreign customers. The Company’s management revises on a monthly basis the estimates for the realization of such credits and recognized an impairment provision: (a) for the full amount for the Mato Grosso do Sul and Bahia units due to the low probability of realization; and (b) for the Espírito Santo unit, 80% until September, 2015 and 100% as from October, 2015 of the total amount of the credits due to the difficulties for the realization.

The provision and reversal of the provision for impaired ICMS credits related to the current year were recorded in the Statement of profit or loss under “Cost of sales”. The increment of the provision for 100% of the ICMS credits from Espírito Santo unit mentioned above, in the total amount of R$ 165,085, was recorded in the Statement of profit or loss under “Other operating expenses, net”, since it was related to prior years (Note 33).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(a)                                Reintegra Special Tax Regime

Fibria is beneficiary of the Special Tax Refund Regime for Exporting Companies (known as Reintegra) instituted by Law 13.043/2014.

From February 27, 2015, the percentage to be applied over the export revenue for calculation of the tax credit was changed from 3% to 1% between March 1, 2015 and November 30, 2015 and 0.1% between December 1, 2015 and December 31, 2015. In 2017, the percentage to be used will be 2% and in 2018, 3% over the export revenue.

During 2015, the Company recognized Reintegra credits of R$ 68,169 (R$ 37,027 in 2014), under “Cost of sales” in the Statement of profit or loss.

15                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

The Company still believes in the previsions of the International Double Taxation Treaties. However, as the final decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), nowadays the Company taxes the foreign profits according to the Law 12,973/14.

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of  the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(a)                                 Deferred taxes

	2015	2014

Tax loss carryforwards (i)(ii)	54,888	192,647
Provision for legal proceeds (ii)	119,924	111,799
Sundry provisions (impairment, operational and other) (ii)	637,176	447,273
Results of derivative contracts - payable on a cash basis for tax purposes (ii)	281,507	141,938
Exchange losses (net) - payable on a cash basis for tax purposes (ii)	2,396,243	913,219
Tax amortization of the assets acquired in the business combination - Aracruz (ii)	99,196	102,335
Actuarial gains on medical assistance plan (SEPACO) (ii)	3,743	6,609
Provision for tax on investments in foreign-domiciled subsidiaries	(338,315)	(25,977)
Tax accelerated depreciation	(7,324)	(9,889)
Reforestation costs already deducted for tax purposes	(387,568)	(348,398)
Fair values of biological assets	(174,450)	(153,020)
Effects of business combination - acquisition of Aracruz		(3,165)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(536,752)	(447,293)
Other provisions	(20,051)	(3,770)

Total deferred taxes asset, net	2,128,217	924,308

Deferred taxes - asset (net by entity)	2,399,213	1,190,836

Deferred taxes - liability (net by entity)	270,996	266,528

(i)           The balance as at December 31, 2015 is presented net of R$ 346,291 (R$ 263,297 in 2014) related to the provision for impairment for foreign tax losses, as detailed in item (e) below.

(ii)        Total gross deferred tax assets at December 31, 2015 were R$ 3,592,677, which are expected to be realized as below.

Tax loss carryforwards and deferred tax credits from temporary differences are likely to be realized in accordance with the following schedule:

Amount

In the next 12 months	624,201
In 2017	445,321
In 2018	658,362
In 2019	846,270
In 2020	215,917
Between 2021 to 2022	237,759
Between 2023 to 2024	51,873
After 2025	512,974

3,592,677

Over the next 12 months, the Company expects to realize R$ 89,358 related to deferred tax liabilities.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Changes in the net balance of deferred income tax are as follows:

	2015	2014

At the beginning of the year	924,308	732,220
Tax loss carryforwards	(137,759)	20,128
Temporary differences from provisions	198,028	23,261
Provision for tax on investments in foreign-domiciled subsidiaries	(312,338)	(25,977)
Derivative financial instruments taxed on a cash basis	139,569	(15,933)
Amortization of goodwill	(92,598)	(98,063)
Reforestation costs	(36,605)	(36,804)
Exchange losses (net) taxed on a cash basis	1,483,024	266,933
Fair value of biological assets	(21,430)	46,841
Actuarial losses on medical assistance plan (SEPACO)	(2,866)	2,478
Other	(13,116)	9,224

At the end of the year	2,128,217	924,308

(*) Deferred taxes related to the other comprehensive income.

(b)                                 Reconciliation of taxes on income

	2015	2014	2013

Income (loss) before tax	(160,941)	21,890	(343,576)

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	54,720	(7,443)	116,816

Reconciliation to effective expense

Tax Amnesty and Refinancing Program - REFIS (Note 25(a))			(560,454)
Equity in results of joint-venture	134	(212)
Credit from Reintegra Program (Note 14(a))	23,178	12,589
Benefit - Tax on net income (Imposto sobre o Lucro Líquido - ILL)		32,117
Taxes on earnings of foreign subsidiaries		(7,739)	(15,306)
Difference in tax rates of foreign subsidiaries			4,446
Foreign exchange effects on foreign subsidiaries (i)	457,790	122,748	114,181
Other, mainly non-deductible provisions	(17,896)	(11,398)	(13,689)

Income tax and Social Contribution benefit (expense) for the year	517,926	140,662	(354,006)

Effective rate - %	321.8	(642.6)	(103.0)

(i)             Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the Real is not used for tax purposes in the foreign country, this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it be subject to tax in Brazil.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(c)                                  Transitional Tax System (RTT)

The Company adopted the provisions of the Transitional Tax Regime-RTT in Brazil for 2014 and 2013. The RTT permitted that the accounting effects of Law 11,638/07 and Law 11,941/09 (basis for the adoption of the IFRS) be excluded from the taxable income by reconciling items in the Taxable Income Assessment Book (LALUR) and auxiliary records.

Law 12,973/14 repealed the RTT and regulated the taxation of earnings of offshore entities. The Law defines the adjustments which must be made in the tax registers and in the statutory books and the books and records to replace the RTT. The replacement of the RTT for the new provisions was optional for 2014 and is mandatory in 2015.

(d)                                 Income tax on business combinations

The Company has taxable temporary differences associated with a gain on bargain purchase option resulting from the asset exchange with International Paper, for which a deferred tax liability, in the amount of R$ 605,540, was not recognized, since the realization of such gain is under the control of management and there are no plans for realizing such gain in the foreseeable future.

Tax goodwill resulting from the acquisition of Aracruz has been attributed to expectation of future profitability and amounts to R$ 833,193, representing a tax benefit for income tax and social contribution of R$ 283,286, to be recognized over the next 38 months.

(e)                                  Recoverability of tax loss carryforwards

A valuation allowance was recorded in 2011 of Hungarian Forint HUF 25,752 (equivalent to R$ 346,291 as of December 31, 2015, and R$ 263,297 as of December 31, 2014).

Changes in the provision for impairment of the Company’s foreign tax credits are as follows:

	2015	2014

At the beginning of the year	(263,297)	(278,486)
Exchange gain/loss	(82,994)	15,189

At the end of the year	(346,291)	(263,297)

16                                 Significant transactions and balances with related parties

(a)                                 Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), a Brazilian Federal Government economic development bank, which holds 29.08% of our shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, companies of the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances and transactions with related parties are as follows:

(i)                                    Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	2015	2014

Transactions with controlling shareholders
Votorantim Industrial S.A. (VID)	Rendering of services	(9)	(172)
Votorantim Industrial S.A. (VID)	Land leases	(851)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(1,851,408)	(1,756,133)

		(1,852,268)	(1,756,305)

Transactions with Votorantim Group companies
Votorantim Participações S.A.	Financing	11,714	7,969
Votener - Votorantim Comercializadora e Energia	Energy supplier	6,937	20,719
Banco Votorantim S.A.	Investments	32,806
Banco Votorantim S.A.	Financial instruments	(1,066)	(8,237)
Votorantim Cimentos S.A.	Energy supplier	517
Votorantim Cimentos S.A.	Input supplier	(50)	(269)
Polimix Concreto Ltda.	Input supplier	(143)
Votorantim Siderurgia	Standing wood supplier	(4,164)
Pedreira Pedra Negra	Input supplier	(21)
Votorantim Metais Ltda.	Chemical products supplier	(277)
Votorantim Metais Ltda.	Land leases		(773)
Companhia Brasileira de Alumínio (CBA)	Land leases	(695)	(39)

		45,558	(19,370)

Net		(1,806,709)	(1,736,935)

Presented in the following lines
In assets
Marketable securities (Note 10)		32,806
Related parties - non-current		11,714	7,969
Other assets - current		7,454	20,719
In liabilities
Loans and financing (Note 23)		(1,851,408)	(1,756,133)
Derivative financial instruments (Note 11)		(1,066)	(8,237)
Suppliers		(6,209)	(1,253)

		(1,806,709)	(1,736,935)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(ii)                                Amounts transacted in the year

	Amounts transacted
	Nature	2015	2014	2013

Transactions with controlling shareholders
Votorantim Industrial S.A. (VID)	Rendering of services	(11,320)	(13,009)	(10,682)
Votorantim Industrial S.A. (VID)	Land leases	(7,373)
Votorantim Industrial S.A. (VID)	Sale of land	171,700
Votorantim Industrial S.A. (VID)	Land purchased	(451,700)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(348,240)	(181,658)	(165,774)

		(646,933)	(194,667)	(176,456)

Transactions with subsidiary Bahia Produtos de Madeira S.A.	Sales of wood		9,709	11,332

Transactions with Votorantim Group Companies
Votorantim Participações S.A.	Financing	3,745	1,259
Votener - Votorantim Comercializadora de Energia	Energy supplier	84,945	101,565	(40,425)
Banco Votorantim S.A.	Investments	2,825		5,101
Banco Votorantim S.A.	Financial instruments	(7,236)	(604)	(7,564)
Banco Votorantim S.A.	Rendering of services	(649)
Votorantim CTVM Ltda.	Rendering of services	(283)
Votorantim Cimentos S.A.	Energy supplier	6,536	6,648	7,753
Votorantim Cimentos S.A.	Input supplier	(189)	(1,310)	(503)
Votorantim Cimentos S.A.	Sales of wood	126
Votorantim Cimentos S.A.	Land leases		(2,095)
Polimix Concreto Ltda.	Rendering of services	(143)
Votorantim Siderurgia S.A.	Standing wood supplier	(4,164)
Votorantim Siderurgia S.A.	Sale of waste			83
Sitrel Siderurgia Três Lagoas	Energy supplier	4,710	4,120	1,034
Pedreira Pedra Negra	Input supplier	(363)
Votorantim Metais Ltda.	Chemical products supplier	(4,387)	(87)	(4,363)
Votorantim Metais Ltda.	Land leases	(2,318)	(9,072)	(9,164)
Companhia Brasileira de Alumínio (CBA)	Land leases	(2,669)	(458)	(441)

		80,486	199,966	(48,489)

(iii)                            Comments on the main transactions and contracts with related parties

•                 Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 11 million and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical advice, training, including management improvement programs. These services are also provided to the entire Votorantim Group and the Company reimburses VID at cost for the charges related to the services used.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

As from August 2015, due to the assignments of the land lease contracts made by Votorantim Metais and CBA to VID in July 2015, we have land lease contract with VID, with original maturities up to 2023, in the amount of R$ 80,558. The contracts were canceled in December 2015, after the purchase of these lands as mentioned below.

On December 28, 2015, we have executed private instruments of irrevocable and irreversible real estate purchase and sale commitment with VID, for: (i) the selling by us of the rural real estate located in the cities of Votorantim and Sorocaba, in the State of São Paulo, totaling 5,042 hectares, for the amount of R$ 171,700 and (ii) the purchase from VID of the rural real estate located in Capão Bonito and Itapeva, also in the State of São Paulo, totaling 33,994 hectares, for the amount of R$451,700. The amounts of the rural real state purchased and sold were negotiated between the parties based on independent appraisals. The operation was settled on the same date.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (Note 23).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

•                 Votorantim Group companies

The Company, through its VOTO IV joint-operation had an account receivable of US$ 3,000 thousand with Votorantim Participações S.A., which matured in July 2016 resulting in a receipt of R$11,714.

The Company has a commitment to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our units in Jacareí, Aracruz and Três Lagoas. Since these units already generate their own energy, the contract has the purpose of optimizing the energy matrix. The amount to be paid or received upon the sale of energy changes based on plant energy requirements. The total amount contracted is approximately R$ 700 for the services of energy to be rendered by Votener, maturing in 30 months, through December 31, 2015, renewable by agreement between the parties. In the event of early termination of the contract, that party is required to pay all obligations incurred up to effective date of termination of the contract.

In April 2015, Fibria-MS placed a marketable security investment with Banco Votorantim, maturing in April 2016 with an average annual interest rate of 102.1% of the CDI.

The Company has a derivative instrument contract with Banco Votorantim S.A. The Shareholders’ Agreement limits the intercompany investments to R$ 200 million for securities and R$ 220 million of notional value for derivative instruments.

Banco Votorantim had rendered advisory services to us during the process of issuance of the Agribusiness Credit Receivable Certificates by Fibria-MS, where we paid the total amount of R$ 649 regarding the fees for the structuring, distribution and success processes.

The Company contracted Votorantim CTVM Ltda. to render services related to the bid for the port of Santos terminal in the amount of R$ 80. Furthermore, the Votorantim CTVM Ltda. rendered services to us during the process of issuance of the Agribusiness Credit Receivable Certificates by Fibria-MS, where we paid distribution fees of R$ 203.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Votorantim Cimentos has an agreement with the Company for the supply of road construction supplies, such as rock and calcareous rock, in the amount of R$ 189 through January 2016.

The Company had an agreement with Votorantim Cimentos to sell 25,101 cubic meters of wood, signed in March 2014, in the amount of R$ 126, which was paid in September 2015.

In November 2015, the Company contracted Polimix Concreto Ltda. for rendering concreting services, in the amount of R$ 143.

On December 23, 2015, we signed a cession of rights and obligations agreement with Votorantim Siderurgia S.A. (“VS”) for the cession to us of the first cycle of rotation of the eucalyptus forests regarding existing contracts signed with rural producers from the State of Minas Gerais. As a consequence, we agreed with the payment in the amount of R$ 4,164 corresponding to the reimbursement of the value already paid in advance by VS to the rural producers regarding the existing contracts. The payment will be made as follows: 90% of the total within 20 days from signing of the cession and the remaining balance up to 20 days after the harvest.

The Company has an agreement with Pedreira Pedra Negra Ltda. for the supply of road construction supplies, such as rock and gravel, in the amount of R$ 363 through January 5, 2016.

The Company has an agreement to purchase sodium sulfate and sulfuric acid from Votorantim Metais, in the amount of R$ 6,438, for the supply of 4,000 metric tons of sodium sulfate and 11,000 tons of sulfuric acid, up to April 2016.

Until July 2015, the Company had land lease agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., with original maturity in 2019, totaling R$ 76,496, which was assigned by Votorantim Metais to VID, on the same conditions previously established.

Until July 2015, the Company had land lease agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA, with original maturity in 2023, totaling R$ 4,062, which were assigned by CBA to VID, on the same conditions previously established.

The Company also has a non-onerous assignment agreement with CBA through May 2016, for Terminal 32 in the Port of Santos which is used to export our pulp production.

In the years ended December 31, 2015 and 2014, no provision for impairment was recognized on assets involving related parties.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                 Remuneration of officers and directors

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	2015	2014	2013

Benefits to officers and directors	52,301	42,473	31,904
Benefit program - Phantom Stock Options and Stock Option plans (Note 30)	15,931	7,934	5,425

	68,232	50,407	37,329

Benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social security contributions to the National Institute of Social Security (INSS), to the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 1,154 for the year ended December 31, 2015 (R$ 1,354 for the year ended December 31, 2014 and R$ 1,286 for the year ended December 31, 2013).

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

	2015	2014

Current liability
Payroll, profit sharing and related charges	37,563	18,748

Non-current liability
Other payables	9,401	13,665

Shareholders’ equity
Capital reserve	9,329	918

	56,293	33,331

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

17                                  Investments

	2015	2014

Investment in associate and joint-venture - equity method	14,380	13,987
Provision for impairment of investments	(13,629)	(13,629)
Other investments — at fair value (b)	137,020	79,524

	137,771	79,882

(a)                                 Selected financial information of subsidiaries and joint-operations

	Total assets	Total liabilities	Net revenue

Subsidiaries
Direct
Fibria Celulose (USA) Inc.	363,162	227,410	2,465,703
Fibria Innovations Inc.	21,908	544
Fibria International Celulose GmbH.	2,173,017	(2)
Fibria Overseas Financial Ltd.	2,346,128	2,329,773
Fibria Overseas Holding KFT	2,322,618	12
Fibria Terminais Portuários S.A.	392	2
Fibria Trading International KFT.	4,491,997	(5)
Fibria-MS Celulose Sul Mato-Grossense Ltda.	7,390,030	2,520,272	1,598,514
F&E Participações Ltda.	200
Portocel - Terminal Especializado Barra do Riacho S.A.	160,111	31,637	128,134
Projetos Especiais e Investimentos Ltda.	5,370	1,964

Indirect
F&E Tecnologia do Brasil S.A.	200
Fibria (Europe) S.A.	3,539	395
Fibria International Trade GmbH.	12,798,063	10,625,096	8,845,901
Green Parrot BV	5	1

Joint-operations (*)
Asapir Produção Florestal e Comércio Ltda.	2,067	774
Veracel Celulose S.A.	1,942,842	511,725	495,869
Votorantim Overseas Trading Operations Limited IV	660,771	372,174

(*) Corresponding to our 50% interest.

None of the subsidiaries or the joint-operations entity has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 24.

Additionally, the Company does not have any significant restriction or commitments with regards to its associates and joint-operations.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                 Other investments

In December 2015, we acquired 176,803 common shares issued by Ensyn Corporation (“Ensyn”), a company incorporated and domiciled in the United States. The acquisition was settled with the payment in cash in the amount of US$ 5 million (equivalent then to R$ 19,593) plus the delivery for cancellation of 79,026 warrants held by us.

After the acquisition, we hold 12.62% of Ensyn’s capital and still have certain rights, which, if exercised, would allow us to subscribe an additional US$ 10 million in its capital.

We performed an assessment regarding the rights related to these shares and concluded that we do not have significant influence over Ensyn, and, thus, this investment does not meet the definition of an investment in an associate.

See below the changes in the investment for the year ended December 31, 2015 and 2014:

	2015	2014

At the beginning of the year	79,524	46,922

Acquisition of ownership	19,593	25,967
Fair value of the warrants, recognized in the profit and loss (*)	356	(361)
Foreign exchange gains of the warrants, recognized in the profit and loss	5,694	1,159
Foreign exchange gains of the shares, recognized in the “Other comprehensive income”	31,853	5,837

At the end of the year	137,020	79,524

(*)         The fair value of the warrants was calculated based on the discounted cash flow of the investment, considering the following main assumptions: future currency exchange rate, price of heating oil in the United States, oil gas WTI and any relevant change in the business plan of the investment.

18                                  Biological assets

	2015	2014

At the beginning of the year	3,707,845	3,423,434

Additions	1,344,355	1,190,349
Harvests in the year (depletion)	(1,102,725)	(959,251)
Change in fair value - step up	184,583	51,755
Disposals / provision for disposals	(19,063)	1,817
Transfer (i)	3	(259)

At the end of the year	4,114,998	3,707,845

(i) Includes transfers between biological assets and property, plant and equipment.

In determining the fair value of biological assets, the discounted cash flow model (“DCF”) was used, with projections based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of approximately seven years.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

The projected cash flows are consistent with the project areas’ growing cycle. The volume of production of eucalyptus trees to be harvested was estimated considering the average productivity in cubic meters of wood from each plantation per hectare at the time of harvest, which is impacted by the distance between the farms and the mills. The average productivity index varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth by region.

The average net sales price was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing timber by region. The average estimated cost contemplates expenses for selling, chemicals, control of growth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimated of average rates of return for those assets, based on the average of the existing lease agreements.

The valuation model considers the net cash flows after income taxes. The discount rate used also considers the tax effects.

Main inputs considered in estimating the fair value of biological assets were:

	2015	2014

Actual planted area (hectare)	445,359	459,487
Average annual growth (IMA) - m3/hectare	39	40
Remuneration of own contributory assets - %	5.6	5.6
Discount rate - %	7.39	6.65

The prices used in the estimating of the fair value of biological assets, denominated in Reais/m³, are obtained through the prices of the Company’s transactions of wood purchasing with third parties and, when applicable and available, through market prices, disclosed by specialized company.

The increase in the fair value of biological assets during the year ended December 31, 2015 was the result of the combined fluctuation of the inputs presented above which resulted in a gain of R$ 184,583. The changes in the fair value of the biological assets are recognized in the profit and loss, within “Other operating income (expenses)” (Note 33).

	2015	2014

Fair value of the renovation of forests in the year	(211,293)	(197,088)
Growing of plantation (IMA, area and age)	28,086	69,153
Variation of price and discount rate	367,790	179,690

	184,583	51,755

Fair values of biological assets as of December 31, 2015 and 2014 were estimated by management.

The Company has no biological assets pledged as of December 31, 2015.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

19                                  Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress (i)	Other	Total

At December 31, 2013	1,249,332	1,426,592	6,902,717	215,346	30,517	9,824,504
Additions		18	6,325	341,436	1,715	349,494
Disposals	(57,202)	(10,140)	(44,467)	(3,726)	(11,306)	(126,841)
Depreciation		(128,368)	(657,191)		(12,081)	(797,640)
Transfers and others (ii)	8,382	70,614	250,403	(335,429)	9,246	3,216

At December 31, 2014	1,200,512	1,358,716	6,457,787	217,627	18,091	9,252,733
Additions	453,775	335	3,640	553,291	1,903	1,012,944
Disposals	(17,367)	(6,056)	(16,005)		(887)	(40,315)
Depreciation		(112,005)	(653,595)		(14,368)	(779,968)
Acquisition of assets - Fibria Innovations			4,212			4,212
Transfers and others (ii)		50,294	184,508	(303,900)	52,878	(16,220)

At December 31, 2015	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386

At December 31, 2014
Cost	1,200,512	2,683,585	13,256,939	217,627	168,474	17,527,137
Accumulated depreciation		(1,324,869)	(6,799,152)		(150,383)	(8,274,404)
Net	1,200,512	1,358,716	6,457,787	217,627	18,091	9,252,733

At December 31, 2015
Cost	1,636,920	2,723,578	13,360,212	467,018	218,881	18,406,609
Accumulated depreciation		(1,432,294)	(7,379,665)		(161,264)	(8,973,223)
Net	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386

(i)             Includes the amount of R$ 265,929 for the Horizonte 2 Project.

(ii)          Includes transfers between property, plant and equipment, biological assets, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

The annual average depreciation rates for property plant and equipment as of December 31, 2015 and 2014, based on their useful life, are as follow:

Average rates

Buildings	4%
Machinery, equipment and facilities	5.5%
Others	10% to 20%

The balance of property, plant and equipment in progress is comprised mainly of expansion and optimization projects of the Company’s industrial units, being R$ 28,036 in the Jacareí unit, R$ 40,032 of forest area projects, R$321,038 of Fibria-MS, R$ 47,446 in the Aracruz unit and R$ 13,159 in Veracel.

Borrowing costs capitalized were calculated based on the weighted average cost of the eligible loans. During 2015 the average rate applied was 15.32% p.a.

Property, plant and equipment given as collateral are disclosed in Note 23(i).

The Company currently does not have items of fixed assets for which it expects to abandon or dispose or for which provision for asset retirement obligations would be required.

20                                 Intangible assets

	Annual	2015			2014
	amortization		Accumulated
	rate - %	Cost	amortization	Net	Net

Goodwill — Aracruz		4,230,450		4,230,450	4,230,450
Systems development and deployment	20	178,146	(149,469)	28,677	26,703
Intangible assets acquired in the business combination - Aracruz
Databases	10	456,000	(319,200)	136,800	182,400
Patents	15.9	129,000	(129,000)		5,160
Relationship with suppliers
Chemical products	6.3	165,000	(72,188)	92,812	103,125
Other		17,516	(621)	16,895	4,265

		5,176,112	(670,478)	4,505,634	4,552,103

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(a)                                Roll forward of net book value

	2015	2014

At the beginning of the year	4,552,103	4,634,265
Additions	8	40
Amortization	(76,021)	(90,854)
Disposals	(67)	(20)
Transfers and others (*)	29,611	8,672

At the end of the year	4,505,634	4,552,103

(*) Includes transfers between property, plant and equipment and intangible assets.

Amortization of intangible assets was recorded in “General and administrative expenses” and “Other operating income (expenses), net”.

The impairment test for the goodwill related to the Aracruz is described in Note 37.

21                                 Finance and operating lease agreements

(a)                                Financial leases

Financial leases correspond to the purchase of forestry equipment for harvesting trees and transporting timber as also for purchase of industrial equipment for processing of chemicals and oxygen. The financial lease agreements have purchase options at the end of the lease term.

The assets are recognized substantially under “Machinery, equipment and facilities” within property, plant and equipment and the respective obligations under “Other payables”.

	2015			2014
		Accumulated
	Cost	depreciation	Net	Net

Forestry equipment	1,813	(1,813)		8
Oxygen and chemical facilities	88,990	(38,341)	50,649	56,329

	90,803	(40,154)	50,649	56,337

Present value and future minimum payments:

Years	Present value	Future value

2016	11,656	18,895
2017 to 2021	47,978	94,473
After 2021	16,919	42,512

	76,553	155,880

There are no restrictions imposed by financial lease agreements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Operating leases

(i)                                   Minimum non-cancellable payments

•             Land leases - the Company leases land for planting forests based on third-party operational leases supplementing raw materials for its production. The leases are for a period of up to 21 years. Lease payments, equivalent to market value are made according to the contract. The land lease agreements have renewal options of the lease period at market value.

•             Coastal transportation - the Company has 20-year coastal freight service contracts, ending in 2023, for the domestic transportation by sea of raw materials utilizing maritime barges from the Caravelas (BA) to Portocel (ES) Terminals.

•             Ocean transportation - the Company has 25-year sea freight services contracts, ending in 2039, with STX Pan Ocean Co. Ltd. for transportation of pulp from Brazil to several ports in Europe, North America and Asia.

At December 31, 2015, minimum payments of future operating leases are as follows:

		Coastal	Ocean
Years	Land leases	transport	transport

2016	119,427	65,544	146,315
2017 to 2018	220,637	131,089	292,630
2019 to 2021	336,561	196,633	438,945
After 2022	407,267	131,089	2,404,443

	1,083,892	524,355	3,282,333

(ii)                               Contingent payments

•             Forestry partnership agreements — on December 30, 2013, the Company entered into a forestry partnership and a standing timber supply agreement for a maximum term of 24 years, with contingent payments related to the repurchase of the standing timber that the counterparty has the right to receive. The purchase price is established in U.S. Dollars, as defined in the contract, and adjusted according to the US-CPI index.

Since there is not a mandatory volume of timber determined by the forestry partnership agreement that could guarantee a minimum payment to the counterparty, there are no minimum future payments to be disclosed by the Company.

22                                 Advances to suppliers - forestry partnership programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to the States of Bahia, Minas Gerais, São Paulo, Mato Grosso do Sul, Rio Grande do Sul and Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Under the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be settled through delivery of wood by forest producers.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

	2015	2014

At the beginning of the year	695,171	726,064
Advances made	30,084	116,717
Wood harvested	(65,141)	(83,366)
Transfers to forests	(29,552)	(64,244)

At the end of the year	630,562	695,171

23                                 Loans and financing

(a)                                Breakdown by type of loan

	Interest	Average annual interest	Current		Non-current		Total
Type/purpose	rate	rate - %	2015	2014	2015	2014	2015	2014

In foreign currency
BNDES - currency basket	UMBNDES	6.4	78,632	62,307	652,610	409,594	731,242	471,901
Bonds - US$ (*)	Fixed	5.6	15,801	11,154	2,686,105	1,825,189	2,701,906	1,836,343
Export credits (prepayment)	LIBOR		595,795	190,707	6,141,049	3,518,474	6,736,844	3,709,181
Export credits (ACC/ACE)	Fixed	2.8	45,123	263,120			45,123	263,120

			735,351	527,288	9,479,764	5,753,257	10,215,115	6,280,545

In Reais
BNDES	TJLP	10.3	186,937	320,838	776,421	870,720	963,358	1,191,558
BNDES	Fixed	5.5	29,745	16,654	100,460	76,020	130,205	92,674
BNDES	Selic	2.4	18		26,585		26,603
FINAME	TJLP/Fixed	3.8	3,236	4,978	2,226	5,451	5,462	10,429
CRA	CDI	16.2	16,687		659,275		675,962
NCE	CDI	16.6	88,855	83,507	613,177	630,742	702,032	714,249
Midwest Region Fund (FCO and FINEP)	Fixed	8.1	12,048	12,124	13,047	24,940	25,095	37,064

			337,526	438,101	2,191,191	1,607,873	2,528,717	2,045,974

			1,072,877	965,389	11,670,955	7,361,130	12,743,832	8,326,519

Interest			94,172	51,957	109,658	65,710	203,830	117,667
Short-term borrowing			44,905	262,739			44,905	262,739
Long-term borrowing			933,800	650,693	11,561,297	7,295,420	12,495,097	7,946,113

			1,072,877	965,389	11,670,955	7,361,130	12,743,832	8,326,519

(*)	Includes US$ 600 million (equivalent then to R$ 2,359,280 as at December 31, 2015), regarding Fibria 2024 issued by Fibria Overseas Finance Ltd., fully and unconditionally guaranteed by the Company.

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity

Non-current portion of the debt at December 31, 2015:

	2017	2018	2019	2020	2021	2022	2023	2024	Total

In foreign currency
BNDES - currency basket	90,068	80,467	65,354	179,567	188,974	43,035	5,145		652,610
Bonds - US$				372,732				2,313,373	2,686,105
Export credits (prepayment)	493,339	1,387,564	2,947,810	434,071	878,265				6,141,049

	583,407	1,468,031	3,013,164	986,370	1,067,239	43,035	5,145	2,313,373	9,479,764

In Reais
BNDES - TJLP	162,010	117,616	87,967	153,299	164,678	53,433	25,084	12,334	776,421
BNDES - Fixed rate	31,175	30,406	24,302	12,410	2,000	167			100,460
BNDES - Selic						1,129	13,543	11,913	26,585
FINAME	2,059	167							2,226
CRA					659,275				659,275
NCE	279,143	247,585	43,225	43,224					613,177
Midwest Region Fund (FCO e FINEP)	11,893	659	495						13,047

	486,280	396,433	155,989	208,933	825,953	54,729	38,627	24,247	2,191,191

	1,069,687	1,864,464	3,169,153	1,195,303	1,893,192	97,764	43,772	2,337,620	11,670,955

(c)                                 Breakdown by currency

	Currency
	2015	2014

Real	2,502,114	2,045,974
U.S. Dollar	9,483,873	5,808,644
Selic	26,603
Currency basket	731,242	471,901

	12,743,832	8,326,519

(d)                                Amortization of transaction costs

Annual effects of the amortization of transaction costs on the effective interest rate method:

	2015
Description	2016	2017	2018	2019	2020	After 2021	Total

BNDES	401	401	401	395	358	755	2,711
Bond - USD	4,592	4,592	4,592	4,592	4,049	11,978	34,395
CRA	2,696	2,696	2,695	2,696	2,696	2,246	15,725
Export credits (prepayment)	8,708	8,708	8,371	6,071	5,117	200	37,175

	16,397	16,397	16,059	13,754	12,220	15,179	90,006

The capitalization of transaction costs for loans and financing increases the average effective cost of the debt by 0.08% p.a.

(e)                                 Roll forward

	2015	2014

At the beginning of year	8,326,519	9,773,097
Borrowings	3,118,475	4,382,345
Interest expense	479,287	475,780
Foreign exchange losses	3,037,653	690,271
Repayments - principal amount	(1,800,670)	(6,636,153)
Interest paid	(405,546)	(491,173)
Bond early redemption transaction costs		133,233
Additional transaction costs	(30,486)	(36,736)
Other (*)	18,600	35,855

At the end of the year	12,743,832	8,326,519

(*)                                 Includes amortization of transactions costs.

(f)                                  Significant operations contracted in the year

Export credits - ACC

In 2015, the Company, through its jointly-operation Veracel, entered into export contracts (ACC) in the amount of US$ 54 million (equivalent then to R$ 167,696), which matures through February 2016 and accrue a fixed interest rate between 1.02% and 1.30% p.a.

BNDES

In 2015, the Company drew down R$ 253,897 from BNDES  with maturities between 2015 and 2024, accruing interest between TJLP plus 2.00% p.a. and 3.42% p.a., UMBNDES plus 2.42% p.a. and 2.48% p.a. and fixed interest rate between 4.00% and 10.00%. The proceeds were used in industrial, forestry and IT projects.

Export credits (prepayments)

In August 2015, the Company, through its subsidiary Fibria International Trade GMBH, signed an amendment to the export prepayment contract in the amount of US$ 400 million (equivalent then to R$ 1,390,040). The releases were made in three installments, being (i) the first in the amount of US$ 98 million, maturing through 2019 and interest rate of 1.30% p.a. over the quarterly LIBOR; (ii) the second in the amount of US$ 144 million, maturing through 2019 and interest rate of 1.40% p.a. over the quarterly LIBOR and, (iii) the third in the amount of US$ 158 million, maturing through 2021 and interest rate of 1.55% p.a. over the quarterly LIBOR. This line is intended to finance the Horizonte 2 Project.

Agribusiness Credit Receivable Certificates - CRA

In September 2015, the Company concluded the public distribution of 675 thousand Agribusiness Credit Receivable Certificates to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. in the total amount of R$ 675 million, with an interest rate of 99% of CDI, payments of interest semi-annually and final maturity for the principal in October 2021. The funding will be used for the purchase of goods and hiring of services in connection with Horizonte 2 Project. The Agribusiness Credit Receivable Certificates are backed by agribusiness credit rights assigned by Itaú Unibanco S.A., from the Export Credit Note to be issued by Fibria-MS, guaranteed by the Company. The funds were received by the Company on October 23, 2015.

(g)                                Covenants

Some of the financing agreements of the Company contain covenants establishing indebtedness ceilings and leverage indices, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that the indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2)) cannot exceed 4.5x.

The Company is in full compliance with the covenants established in the financial contracts at December 31, 2015.

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

(h)                                Loans and financing guarantees

At December 31, 2015, certain loans and financing are guaranteed mainly by property, plant and equipment items from the Jacareí and Aracruz units, with a net book value of R$ 3,633,149 (December 31, 2014 - R$ 6,541,124, from the Três Lagoas, Jacareí and Aracruz units), considered sufficient to cover the corresponding loans and financing amounts.

(i)                                   Unused credit lines

Credit lines	Entities	Amount	Maturity	Cost	Commission

Revolving credit facility	Fibria Celulose S.A.	R$300 million	2018	100% of CDI plus 2.1% p.a.	0.35% p.a.
Revolving credit facility	Fibria Celulose S.A.	R$250 million	2018	100% of CDI plus 2.1% p.a.	0.33% p.a.
Revolving credit facility	Fibria International Trade GMBH.	US$ 280 million	2018	1.55% p.a. to 1.70% p.a. plus LIBOR 3M	35% of the agreed spread
Stand by facility	Fibria Celulose S.A.	R$300 million	2018	Semi-annual of CDI plus 1.50% p.a.	0.50% p.a.

The Company has not used these credits facilities. The value related to the commissions is recorded as a current liability under “Other payable”.

The total amount paid related to unused credit lines at December 31, 2015 was R$ 8,448 (R$ 5,493 as at December 31, 2014).

24                                 Contingencies

	2015			2014
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	96,997	106,571	9,574	88,858	100,604	11,746
Labor	64,429	201,561	137,132	52,304	174,179	121,875
Civil	18,918	37,537	18,619	16,400	27,361	10,961

	180,344	345,669	165,325	157,562	302,144	144,582

The Company has tax and civil claims arising in the normal course of business that are assessed as possible (but not probable) losses by Management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2015, these claims amount to: tax R$ 6,830,705 (item (b) below) (R$ 5,470,144 as at December 31, 2014) and civil R$ 1,540,725 (item (d) below) (R$ 1,234,542 as at December 31, 2014).

The change in the provision for legal proceeds is as follows:

	2015	2014

At the beginning of the year	302,144	280,512
Settlement	(16,334)	(7,280)
Reversal	(38,196)	(37,458)
New litigation	37,089	17,723
Accrual of financial charges	60,966	48,647

At the end of the year	345,669	302,144

(a)                                Probable tax contingencies

The tax claims representing probable loss reflect discussions related to federal, state and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure.

(b)                                Possible tax contingencies

Estimated Amount

Tax incentive - ADENE development agency (i)	121,970
IRPJ/CSL - partial approval (ii)	196,908
IRPJ/CSLL - Newark (iii)	256,937
Income tax assessment - IRPJ/CSLL - swap of industrial and forestry assets (iv)	1,633,796
Income tax assessment - IRPJ/CSLL - Fibria Trading International (v)	336,945
Income tax assessment - IRPJ/CSLL - Fibria Trading International II (vi)	323,027
Income tax assessment - IRPJ/CSLL - Fibria Overseas Holding (vii)	84,083
Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010 (viii)	548,958
Income tax assessment - IRPJ/CSLL - FTI and FIT 2011 (ix)	52,404
Other tax liabilities (x)	3,275,677

Total possible tax contingencies	6,830,705

(i)            Tax incentive - Agency for the Development of Northeastern Brazil (ADENE)

In 2002 the Company was granted its request by the Brazilian Federal Revenue Service (Receita Federal do Brasil) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

In 2004, the Company was served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, the right to use the benefit previously granted is unfounded and will be cancelled. In 2005, the Brazilian Federal Revenue Service served the Company an assessment notice requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussion, the assessment notice was partially upheld and recognized the Company’s right to the tax incentive through 2003.

The Company’s Management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, either with respect to benefits already used, or with respect to benefits not used until the corresponding final periods.

Currently, the claim is under discussion in the judicial level, where it is pending of judgment regarding the appeal presented by the Company.

(ii)        Income tax/CSLL - partial approval

The Company requested approval to offset 1997 tax losses with amounts owing to the tax authorities. The authorities approved only R$ 83 million, which generated a difference of R$ 51 million (R$ 197 million updated as at December 31, 2015). The Company has appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion in the judicial level.

(iii)    Income tax/CSLL - Newark

In December 2007 and December 2010, Fibria received two tax assessments totaling R$ 237 million alleging that Newark Financial Inc., an offshore subsidiary of VCP Exportadora e Participações Ltda. (a Fibria predecessor subsidiary) had underpaid taxes in 2005. The updated value of these two tax assessments is R$ 257 million. Based on advice from internal and external counsel the probability of loss for the first tax assessment (December 2007 - R$ 137 million) is remote and the probability of loss for the second tax assessment (December 2010 - R$ 120 million) is possible.

(iv)     Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

In December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, when the Company executed an agreement with International Paper for the swap of industrial and forestry assets.

On March 4, 2015, at the administrative level, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais), declared partially in favor of tax assessment, reducing the fines from 150% to 75%. Following the decision, the updated amount involved was reduced from R$ 1,957 million to R$ 1,633 million, of which R$ 557 million refers to the principal, R$ 417 million to fines and R$ 659 million to interest, as at December 31, 2015.

Against the decision, the Company presented the applicable appeals, for which judgment is pending. The authorities also appealed to reduce the qualified fine; however, the appeal was not received, making definitive the decision that reduced the fines from 150% to 75%. In the event its position does not prevail at the administrative level, the Company will discuss the debt at the judicial level. Management’s assessment of this matter is that a loss is possible. A ruling at the administrative level was issued in January 2016 (Note 38).

(v)        Tax assessment - IRPJ/CSLL - Fibria Trading International

In October 2013, the Company received a tax assessment with respect to its share of 2010 earnings in Fibria Trading International which had been recognized on the equity method. We obtained a favorable decision in the first administrative level, subject to appeal. The tax authorities presented appeal, which was judged unfounded in December 2015, and is awaiting the period for presenting the special appeal by the tax authorities.

(vi)     Tax assessment - IRPJ/CSLL - Fibria Trading International II

In June 2014, the Company received a tax assessment notice with respect to the 2010 Fibria Trading International equity earnings which was recognized by Fibria’s former subsidiary Normus (merged by the Company in June 2013). We received favorable decision in the administrative instance and are awaiting the judgment for the appeal presented by the tax authorities.

(vii)Tax assessment - IRPJ/CSLL - Fibria Overseas Holding

In October 2014, the Company received a tax assessment for the 2009 equity earnings of Fibria Overseas Holding recognized by Fibria’s former subsidiary Normus. This assessment did not reflect the accumulated losses in previous years. The period was included by us in the Tax Amnesty and

Refinancing Program (REFIS). We presented an appeal which was judged favorable and is awaiting the period for presenting the appeal by the tax authorities.

(viii)Tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010

In December 2015, we received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by us in the calculation of income tax expense. We will present administrative appeal on the legal period.

(ix) Tax assessment - IRPJ/CSLL - FTI and FIT 2011

In November 2015, the Company received a tax assessment with respect to its share of 2011 earnings in Fibria Trading International and Fibria International Trade GmbH, which had been recognized under the equity method.

However, this assessment did not reflect the accumulated losses of Fibria Trading International. The payment of the amount regarding the Fibria International Trade GmbH has been included on the REFIS.

(x)        Others tax liabilities with probability of loss classified as possible

Fibria has over 681 legal cases for individual amounts of less than R$ 100 million. The total estimated possible loss for theses legal cases is R$ 3,275,677. The average estimated for each case is R$ 4,8 million.

(c)                                 Comments on labor/civil proceedings

The Company is a party to approximately 5,751 labor lawsuits filed by former employees, third parties and unions, claiming the payment of health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), severance pay of employees of thirty parties. The Company also has 1,230 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

(i)                                    Changing in the inflation indexation of labor related liabilities

In August 2015, the Superior Labor Court (Tribunal Superior do Trabalho - TST) declared unconstitutional the interest rate applied to labor liabilities based on the TR rate (Taxa de juros referencial - TR). The recommended rate was the consumer price index (IPCA-E) and should to be applied retroactively from June 30, 2009 over the processes in progress.

By applying the IPCA-E, the Company’s labor liabilities were impacted by R$ 25,283, adjusted against the line “Foreign exchange losses and monetary adjustment, net”, in the Statement of profit or loss.

On October 14, 2015, the Supreme Court (Supremo Tribunal Federal - STF), issued an injunction suspending the effects of the TST’s decision. However, the Company decided to keep the IPCA-E index to update the processes in progress until the final decision of the matter.

(d)                                Civil proceedings

In June 2012, a Public Civil Action was filed by the Federal Public Prosecutor to prohibit the Company´s trucks from using federal highways above certain weight limits alleging damage to federal highways, the environment and economic order. The updated amount penalty of R$ 1,256,463 as at December 31, 2015, was indicated by the Federal Public Prosecutor. The Company successfully appealed the decision and filed suit for the others matters against the Action. The proceedings are in their initial stage.

(e)                                 Judicial deposits

The Company has judicial escrow deposits at December 31, 2015 of R$ 144,954 (R$ 135,640 in December 31, 2014) for cases classified by external legal advisors as being remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, income taxes and INSS, among other amounts. The deposits also include R$ 38,639 of the credit balance of REFIS (Note 25).

25                                 Tax Amnesty and Refinancing Program (“REFIS”)

Law 11,941/09

In November 2009, the Company elected to join a REFIS program and in 2011 agreed the amount of the eligible liabilities after meeting all formal requirements established in the legislation.

After taking into account the legal right to offset judicial deposits related to the liabilities it was determined that the deposits exceed the outstanding liabilities (after the reductions established by the program) and hence the remaining balance was in favor of the Company. At December 31, 2015 the balance is R$ 38,639, and it is presented within non-current assets under “Judicial deposits”.

26                                 Asset retirement obligations

The Company uses judgment and various assumptions when determining the asset retirement obligations. Environmental obligations relate to future obligations to restore/recover the environment arising from the right of use of the asset, which causes environmental damages as a result of the activities of the project or from regulatory requirements of the environmental agencies, and which are required to be compensated.

The dismantling and retirement of an asset occurs when it is permanently retired, through its shutdown, sale or disposal. This future long term obligation accrues interest which is recorded as a financial expense in profit and loss and it is also adjusted for inflation. Depreciation expense of the asset retirement obligation asset is recorded in the Statement of profit or loss.

In 2015, we recognized financial expenses in the amount of R$ 552 adjusting the provision for asset retirement.

The balance of the provision for asset retirement obligations as of December 31, 2015 amounted to R$10,630 and it is included in non-current “Other payables” (R$ 12,946 as of December 31, 2014).

27                                 Long-term commitments

Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for an average period of nine years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimum agreed under the agreements, hence there is no liability recorded at December 31, 2015. The contractual obligations assumed at December 31, 2015 correspond to R$ 260,354 per year (R$ 202,361 at December 31, 2014).

28                                 Shareholders’ equity

(a)                                Capital

The Company is authorized to increase its capital up to 150,000,000 new common shares, by resolution of the Board of Directors, which will decide the price and the number of shares to be issued, as well as the term and conditions of payment.

At December 31, 2015 and 2014, fully subscribed and paid-up capital is represented by 553,934,646 nominative common voting shares without par value.

(b)                                Dividends

The Company’s by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

	2015	2014

Net income attributable to the shareholders of the Company	342,185	155,584
(-) Legal reserve (5%)	(17,110)	(7,779)

Calculation basis	325,075	147,805

Minimum mandatory dividends (25%)	81,269	36,951

The Annual and Extraordinary General Meeting held on April 28, 2015, approved the distribution as dividends of the total adjusted net income of 2014, in the amount of R$ 147,805, where R$ 36,951 was distributed as mandatory dividends and R$ 110,854 as additional dividends. The payment of the dividends approved was made on May 14, 2015.

On October 22, 2015, the Board of Directors approved a dividend policy that is based on its ability to generate cash flow, respecting its indebtedness and liquidity policies, maintaining its commitment to its investment grade as well as considering its strategic planning.

In continuous act of the Board of Directors and based on the new dividend policy, the distribution of intermediate dividends extraordinarily was recommended in the amount of R$ 2 billion, to be paid against reserves for investments. The proposal is aligned with the dividend policy and was driven by the low leverage, low average cost of debt and the fact that the funding for Horizonte 2 Project are already solved, in line with our commitment to maintain the capital discipline.

The proposal was approved at the Extraordinary General Meeting held on November 30, 2015 and the dividends were paid on December 9, 2015.

On December 17, 2015, the Board of Directors approved the proposal of dividends to be distributed in the amount of R$ 300,000, corresponding to R$ 0.5419 per share, to be submitted to the approval in the Annual General Meeting in April 2016. Thus, considering the minimum mandatory dividends, in the amount of R$ 81,269, the additional dividends proposed will be R$ 218,731.

(c)                                 Statutory reserves

The legal reserve is constituted under Brazilian corporate law through the appropriation of 5% of the net income for the year.

The investment reserve, corresponding to the balance of retained earnings, after the appropriation of the legal reserve, mainly relates to earnings reserved to meet the investment plans, upgrading and maintenance of plants, as approved by the Statutory Audit Committee and the Board of Directors.

(d)                                Treasury shares

As at December 31, 2015, the Company holds in treasury 344,042 (342,824 as at December 31, 2014) common shares with a unit value of R$ 30.16 per share, which corresponds to R$ 10,378.

(e)                                 Other reserves

The amount of R$ 1,639,901 as at December 31, 2015 (R$ 1,613,312 as at December 31, 2014) refers, mainly, to the effects of the fair value uplift of the prior interest of Votorantim Celulose e Papel S.A. (“VCP”) (predecessor company) in Aracruz, at the time of the 2009 business combination.

(f)                                  Share-based payments

Share options are granted to Company’s CEO, statutory and non-statutory Officers and General Managers. The exercise price of the granted options is equal to the share’s weighted average price in the three months prior to the date of the grant, without discount or indexation. Options are conditional on the beneficiaries completing three years’ service (the vesting period) from the grant date, subject to the group achieving its target. The options have a contractual option term of six years. The Company has no legal or constructive obligation to repurchase or settle the options in cash (Note 30(ii)).

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant date	Expiration date	Exercise price per share options	2015	2014

01/01/2014	31/12/2016	27.90	7,607	1,232
01/01/2015	31/12/2017	28.60	5,179

			12,786	1,232

29                                 Employee benefits

(a)                                Variable remuneration program

The Company maintains a performance based bonus program for its employees, which is tied to its performance plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2015 was R$ 95,954 (December 31, 2014 - R$ 69,573 and December 31, 2013 - R$ 55,742).

(b)                                Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s regulations, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2015 amounted to R$ 9,682 (R$ 9,288 as of December 31, 2014 and R$ 8,829 as of December 31, 2013).

(c)                                 Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company’s employees covered in this agreement, their dependents, until they come of age, and their spouses, for life.

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit. The amount recorded as expenses for the year ended December 31, 2015 was R$ 6,940 (R$ 7,567 as of December 31, 2014 and R$ 4,065 as of December 31, 2013).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2015	2014

Discount rate - %	7.3	6.0
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	5.7	5.0
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

The sensitivity analysis of the obligation related to the healthcare plan regarding changes in the main assumptions is the follows:

	Change in assumptions	Increase in assumptions	Decrease in assumptions

Discount rate - %	0.50%	Decrease of 5.1%	Increase of 5.6%
Trend rate of medical costs - %	0.50%	Increase of 6.0%	Decrease of 5.5%
Mortality	1 year	Increase of 4.1%	Decrease of 4.0%

The sensitivity analysis is based on changes in just one assumption while the other assumptions remain unchanged.

The actuarial obligation, recorded under “Other payables”, is as follows:

	2015	2014

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the year	91,434	76,579
Cost of current service from:
Interest on actuarial obligations	10,339	12,697
Benefits paid	(4,656)	(3,945)
Actuarial (gain) losses in the “Other comprehensive income”	(8,430)	7,288
Others	1,257	(1,185)

Present value of actuarial obligations at end of the year	89,944	91,434

(d)                                Employee benefits expenses

	2015	2014	2013

Payroll, profit sharing and related charges	654,984	589,472	501,453
FGTS and other rescission indemnifications	38,428	35,886	37,972
INSS	17,078	14,985	17,888
Others	32,703	29,105	24,801

	743,193	669,448	582,114

30                                 Compensation program based on shares

(i)                                   Phantom Stock Options (PSO)

The program is based on the PSO concept, which consists of an award in cash based on the appreciation, of the shares of the Company, as compared to a predetermined price during a predetermined period. The awards cannot be settled in shares. The Company’s CEO and the statutory and non-statutory Officers are eligible for the plan.

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

The Programs awarded up to December 31, 2015 are presented below:

Programs

Program	Award date	Vesting period	Expiration date	Options	Exercise price

2009	08/26/2010	08/27/ 2010	12/31/ 2016	17,889	27.55
2009	08/26/ 2010	12/26/ 2010	12/31/ 2016	17,889	27.55
2009	08/26/ 2010	10/27/ 2011	12/31/ 2016	17,889	27.55
2010	08/26/ 2010	08/28/ 2013	12/31/ 2017	37,997	27.55
2011	01/02/ 2012	01/02/ 2014	12/31/ 2018	44,471	28.31
2013	01/02/ 2013	01/02/ 2016	12/31/ 2020	241,032	20.37

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

The following economic assumptions were used at December 31 of each year:

	2015	2014

Annualized volatility of share price - % (i)	3.34	3.69
Risk free return rate - % (ii)	14.13 to 16.71	11.57 to 13.02
Average price of shares (average of three prior months)	53.23	27.17
Options exercise price	23.05	19.55
Weighted-average term of vesting of option (months)	0.04	4.37
Weighted-average term of life of option (months)	47.42	59.74
Fair value of option resulting from the model (average)	35.22	10.90

(i)            Based on the daily volatility price for a three-month period.

(ii)         The curve of fixed-DI interest rate (Brazil) at the measurement date was utilized.

As result of the increase in the quoted market price of the FIBR3 shares in 2015 the fair value of the options as of December 31, 2015 was R$ 11,940 (R$ 7,016 as of December 31, 2014), recorded in the Statement of profit or loss under “Other operating (expenses) income” and the liability, under “Other payables”.

The settlement of this benefit plan for executives will be made by the Company in cash when the options are exercised.

The change in the number of PSO and their corresponding weighted average prices for the period are presented below:

	2015		2014
	Number of PSO	Weighted average price for exercise of options - Reais	Number of PSO	Weighted average price for exercise of options - Reais

Outstanding at the beginning of the year	679,075	19.45	679,075	19.55
Payments	(301,909)	15.18

Outstanding at the end of the year	377,166	23.05	679,075	19.55

Exercisable options at the end of the year	376,726	23.05	597,782	19.45

(ii)                               Stock Options

The Program consists of a plan to grant Options to purchase shares. The Company’s CEO, statutory and non-statutory Officers and General Managers are eligible for the plan.

The Stock Option plan is managed by the Board of Directors of the Company, that establishes grant programs annually, and is responsible for defining: (i) the beneficiaries of the options, (ii) the total number of options of each grant, and the number of each type of options to which each Beneficiary will be entitled individually, (iii) the goals related to performance to establish criteria for the selection of beneficiaries and determining the number of options to be granted to each beneficiary, and (iv) the form and time of payment of the exercise price of the options.

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

Assumptions and calculation of fair value of options granted

The fair value of each option granted was estimated at the grant date based on the Black & Scholes option pricing model. The significant inputs into the model were:

					Fair value assumptions
Grant					Expectations		Free
Program	Grant- date	Number of options	Exercise price	Fair value of options	Dividends	Volatility	interest rate risk	Term maturity

2014	01/01/2014	349,091	27.90	10.59	—	36.27%	12.26% p.a.	3 years
2015	01/01/2015	338,749	28.60	13.90	—	33.03%	12.43% p.a.	3 years

The settlement of this benefit plan for executives will be made by the Company in shares when the options are exercised.

Changes in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2015		2014
	Average exercise price per share option	Options	Average exercise price per share option	Options

At the beginning of the year	27.90	349,091
Granted	28.60	338,749	27.90	349,091

At the end of the year	28.24	687,840	27.90	349,091

In 2015, the compensation expense with the options to purchase shares was R$ 11,554 (R$1,232 in 2014), charged to the Statement of profit or loss under “Other operating (expenses) income” and the corresponding provision made against the “Capital reserve”.

31                                 Revenue

(a)                                Reconciliation

	2015	2014	2013

Gross amount	12,895,290	8,762,454	8,053,038
Sales taxes	(201,210)	(152,719)	(130,175)
Discounts and returns (*)	(2,613,413)	(1,526,132)	(1,005,457)

Net revenues	10,080,667	7,083,603	6,917,406

(*)    Related mainly to trade discounts.

(b)                                Information about markets

	2015	2014	2013

Revenue
Export market	9,168,894	6,412,432	6,341,772
Domestic market	818,680	590,773	503,649
Services	93,093	80,398	71,985

	10,080,667	7,083,603	6,917,406

(c)                                 Information by geographic areas

	2015	2014	2013

Europe	4,311,769	2,935,260	2,679,705
North America	2,467,956	1,706,428	1,930,893
Asia	2,389,476	1,768,974	1,708,368
Brazil and others	911,466	672,941	598,440

	10,080,667	7,083,603	6,917,406

32                                 Financial results

	2015	2014	2013

Financial expenses
Interest on loans and financing (i)	(470,139)	(475,780)	(575,877)
Loan commissions	(10,773)	(23,955)	(22,118)
Financial charges upon partial repurchase of Bond		(498,583)	(350,295)
Others	(88,881)	(42,279)	(68,236)

	(569,793)	(1,040,597)	(1,016,526)

Financial income
Financial investment earnings	131,641	91,299	96,942
Others (ii)	90,038	42,651	13,781

	221,679	133,950	110,723

Gains (losses) on derivative financial instruments
Gain	665,554	379,965	376,750
Losses	(1,495,682)	(386,201)	(592,063)

	(830,128)	(6,236)	(215,313)

Foreign exchange and losses
Loans and financing	(3,033,221)	(690,271)	(910,316)
Other assets and liabilities (iii)	526,198	(31,571)	(22,591)

	(2,507,023)	(721,842)	(932,907)

Net financial result	(3,685,265)	(1,634,725)	(2,054,023)

(i)        Does not include the amount of R$ 9,147 as at December 31, 2015, related to capitalized financing costs.

(ii)     Includes interest accrual of the tax credits.

(iii) Includes the effect of foreign currency exchange on cash and cash equivalents, trade accounts receivable, trade payable and others.

33                                 Expenses by nature

	2015	2014	2013

Cost of sales
Depreciation, depletion and amortization	(1,866,052)	(1,848,202)	(1,833,548)
Freight	(912,647)	(810,061)	(774,851)
Labor expenses	(497,910)	(460,741)	(412,624)
Variable costs (raw and consumable materials)	(2,601,600)	(2,426,533)	(2,361,665)

	(5,878,209)	(5,545,537)	(5,382,688)

Selling expenses
Labor expenses	(29,152)	(25,372)	(19,881)
Selling expenses (i)	(373,336)	(313,741)	(299,979)
Operating leases	(1,879)	(2,165)	(1,758)
Depreciation and amortization charges	(9,977)	(8,481)	(6,957)
Other expenses	(22,909)	(15,455)	(18,963)

	(437,253)	(365,214)	(347,538)

General and administrative and directors’ compensation expenses
Labor expenses	(99,321)	(93,217)	(106,306)
Third-party services (consulting, legal and others)	(105,652)	(107,470)	(111,480)
Depreciation and amortization charges	(16,209)	(17,311)	(22,656)
Donations and sponsorship	(7,359)	(7,978)	(5,690)
Taxes and contributions	(5,687)	(6,608)	(5,851)
Operating leases and insurance	(9,197)	(9,245)	(9,198)
Other expenses	(22,196)	(23,248)	(23,033)

	(265,621)	(265,077)	(284,214)

Other operating income, net
Program of variable compensation to employees	(119,448)	(90,118)	(71,659)
Capital gain on land and buildings sold - Asset Light Project (Note 1(d))			799,040
Tax credits	7,383	852,291	107,459
Increment of the provision for impairment of the ICMS credits	(165,085)
Gain (loss) on disposal of property, plant and equipment	135,347	(68,297)	(220,936)
Change in fair value of biological assets (Note 18)	184,583	51,755	102,265
Provision (reversal) for contingencies	(13,716)	14,230	116,042
Others	(4,717)	(10,399)	(24,730)

	24,347	749,462	807,481

(i)            Includes handling expenses, storage and transportation expenses and sales commissions, among others.

34                                 Insurance

The Company has insurance coverage for operational risks, with a maximum coverage of R$ 6,200,000. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$ 25 million corresponding to R$ 97.6 million on December 31, 2015.

Fibria’s management considers these amounts to be sufficient to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective through July 31, 2016, renewable for additional 12 months.

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

	2015	2014	2013

Numerator
Net income (loss) attributable to the shareholders of the Company	342,185	155,584	(706,422)

Denominator
Weighted average number of common shares outstanding	553,591,112	553,591,822	553,591,822

Basic earnings (loss) per share (in Reais)	0.62	0.28	(1.28)

The weighted average number of shares in the period is represented by a total number of shares of 553,934,646 issued and outstanding for the year ended December 31, 2015 and 2014, excluding the 344,042 treasury shares of shares in the year ended December 31, 2015 (342,824 as at December 31, 2014). During the years 2015 and 2014 there were no changes in the number of shares of Company.

(b)                                Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the year plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

	2015	2014

Numerator
Net income attributable to the shareholders of the Company	342,185	155,584

Denominator
Weighted average number of common shares outstanding	553,591,112	553,591,822
Dilution effect
Stock options	687,840	349,091
Weighted average number of common shares outstanding adjusted according to dilution effect	554,278,952	553,940,913

Diluted earnings per share (in Reais)	0.62	0.28

There was no dilutive effect in 2013.

36                                 Non-current assets held for sale

	2015	2014

Losango Project
Biological assets	284,217	284,217
Property, plant and equipment - substantially land	305,632	305,632
Others	8,408	8,408

	598,257	598,257

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

37                                 Impairment testing

As of December 31, 2015, the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described in item (a) below. As a result, as described in item (b) below, the Company performed an impairment analysis of its long lived assets.

(a)                                CGUs with goodwill allocated - Aracruz

In December 2015, the Company determined the need to perform an impairment analysis of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash flow model for the group of CGUs. The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows which represent the Company’s best estimate approved by management. The impairment test did not result in the need to recognize an impairment loss.

Goodwill allocated to the group of CGUs (Aracruz, Portocel and Veracel) amounted to R$ 4,230,450 at December 31, 2015.

Cash flows for a period of ten years were considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC (Weighted Average Cost of Capital) rate. This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities. The cost of capital of the CGU was determined using the Company’s own capital cost through the Capital Asset Pricing Model.

The main assumptions used in determining value in use at December 31, 2015, are as follows:

Assumptions

Average pulp price - U.S. Dollar/ton	573
Average exchange rate in the period - R$/U.S. Dollar	3.11
Discount rate - WACC (nominal and real) - %	12.35 and 7.39

Management determined the gross margin based on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

Management believes it to be reasonably possible that future changes in the pulp price combined with changes in the exchange rate may result in the recoverable amount of the UGCs to be different.

The recoverable value of the UGC as per the impairment test exceeds its book value (headroom) by R$8.2 billion.

For purposes of the sensitivity analysis, we evaluated that even with a combined reduction of 10% in the pulp price and in the exchange rate (U.S. Dollar) over the next four years of discounted cash flows, the recoverable amount will still being higher than its value in use.

(b)                                Company’s long lived assets

At December 31, 2015, the Company assessed whether the value in use of its long lived assets exceeded its carrying amount. Value in use was measured using the discounted cash flows method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a). The impairment test did not result in the need to recognize an impairment loss.

38                                 Subsequent events

On January 19, 2016, the Tax Federal Administrative Court (CARF — Conselho Administrativo de Recursos Fiscais) rejected the appeal filed by the Company in the administrative process regarding the tax assessment received on the swap of industrial and forestry assets with International Paper, as mentioned in Note 24(b)(iv). The appeal was rejected as per the casting vote of CARF’s President.

The Company is analyzing whether it would be appropriate to challenge the referred ruling in the administrative level. If the filing of an appeal in the administrative level is not advisable, the discussion will continue in judicial courts, with financial impact only corresponding to the payment of the required judicial guarantee.

The Company maintain its position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible.

*          *          *