Form 20-F
period 2016-12-31
Fibria Celulose S.A.
filed 2017-02-23
CIK 1110649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2016

Commission file number 1-15018

Fibria Celulose S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Rua Fidêncio Ramos, 302, 3rd floor 04551-010, São Paulo, SP, Brazil
(Address of principal executive offices)

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

December 31, 2016:

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

•                  “Fibria Trading” are to Fibria Trading International KFT;

•                  “Fibria — MS” are to Fibria — MS Celulose Sul Matogrossense;

•                  “Portocel” are to a port facility in the State of Espírito Santo, which is operated by Portocel — Terminal Especializado de Barra do Riacho S.A., a subsidiary with 51% interest held by Fibria and 49% interest held by Celulose Nipo-Brasileira S.A. — CENIBRA;

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 included herein in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The selected financial information should be read together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

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

ITEM 3.  KEY INFORMATION

A.            Selected Financial Data

IFRS Summary Financial and Operating Data

The following table presents a summary of our selected financial and operating data at the dates and for each of the periods indicated. The following information should be read together with our 2016 consolidated financial statements, including the notes thereto, included elsewhere in this annual report, “Presentation of Financial and Other Data” and “Item 5. Operating and Financial Review and Prospects”.

	Year ended	Year ended	Year ended	Year ended	Year ended
CONSOLIDATED STATEMENT OF PROFIT OR	December 31,	December 31,	December 31,	December 31,	December 31,
LOSS	2016	2015	2014	2013	2012
(in thousands of Reais, unless otherwise indicated)

Net revenues	9,614,817	10,080,667	7,083,603	6,917,406	6,174,373
Cost of sales	(7,108,346)	(5,878,209)	(5,545,537)	(5,382,688)	(5,237,258)
Gross profit	2,506,471	4,202,458	1,538,066	1,534,718	937,115
Operating income (expenses):
Selling, general and administrative	(757,103)	(702,874)	(630,291)	(631,752)	(572,340)
Equity in results of joint-venture and associate	(751)	393	(622)	—	(592)

Other operating income (expenses), net	(321,167)	24,347	749,462	807,481	342,312
	(1,079,021)	(678,134)	118,549	175,729	(230,620)
Income before financial income and expenses	1,427,450	3,524,324	1,656,615	1,710,447	706,495
Financial income	282,465	221,679	133,950	110,723	167,646
Financial expenses	(751,710)	(569,793)	(1,040,597)	(1,016,526)	(944,405)
Result of derivative financial Instruments, net	700,927	(830,128)	(6,236)	(215,313)	(184,465)
Foreign exchange loss and indexation charges, net	1,384,535	(2,507,023)	(721,842)	(932,907)	(735,001)
	1,616,217	(3,685,265)	(1,634,725)	(2,054,023)	(1,696,225)
Income (loss) before income taxes	3,043,667	(160,941)	21,890	(343,576)	(989,730)
Current income tax (expense)	(53,265)	(684,246)	(46,280)	(619,606)	(42,167)
Deferred income tax (expense)	(1,326,786)	1,202,172	186,942	265,600	333,927
Net income (loss)	1,663,616	356,985	162,552	(697,582)	(697,970)

Net income (loss) attributable to shareholders of the Company	1,654,848	342,185	155,584	(706,422)	(704,706)
Net income attributable to non-controlling interest	8,768	14,800	6,968	8,840	6,736
Net income (loss)	1,663,616	356,985	162,552	(697,582)	(697,970)
Basic earnings (loss) per share or ADSs (in Brazilian Reais) (1):	2.99	0.62	0.28	(1.28)	(1.34)
Diluted earnings (loss) per share or ADSs (in Brazilian Reais) (1):	2.98	0.62	0.28	(1.28)	(1.34)
Weighted average number of shares outstanding (in thousands):	553,591	553,591	553,592	553,592	524,925
Dividends per share (in Brazilian Reais:	0.71	0.54	0.07	—	—
Dividends per share (in U.S. Dollars) (2):	0.22	0.14	0.03	—	—

Note:        Following a change in the classification of profit-sharing and bonus plans in 2015 from “Selling, general and administrative expenses” to “Other operating income (expenses), net”, the Consolidated Statement of Profit or Loss for the years ended December 31, 2014, 2013 and 2012, presented above, were adjusted for purposes of comparability by also reclassifying such amounts, totaling R$20,545 thousand, R$15,917 thousand and R$11,714 thousand respectively.

(1)      Based on the weighted average number of shares outstanding for each year.

(2)                 Amount translated at the period-end of each year into U.S. Dollars for convenience. You should not construe this translation as representations that the Real amount actually represents these U.S. Dollar amounts or could be converted into U.S. Dollar at the rates indicated or at any other rate.

CONSOLIDATED BALANCE SHEET

(in thousands of Reais)

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2014	2013	2012
Assets
Current
Cash and cash equivalents	2,660,073	1,077,651	461,067	1,271,752	943,856
Marketable securities	2,033,159	1,411,864	682,819	1,068,182	2,351,986
Derivative financial instruments	256,723	26,795	29,573	22,537	18,344
Trade accounts receivable, net	634,987	742,352	538,424	382,087	754,768
Accounts receivable - land and buildings sold	—	—	—	902,584	—
Inventory	1,638,014	1,571,146	1,238,793	1,265,730	1,183,142
Recoverable taxes	144,182	462,487	162,863	201,052	209,462
Assets held for sale	—	—	—	589,849	589,849
Other assets	149,718	168,283	147,638	103,228	194,526

	7,516,856	5,460,578	3,261,177	5,807,001	6,245,933

Non-current
Marketable securities	5,688	68,142	51,350	48,183	—
Derivative financial instruments	242,323	273,694	161,320	71,017	26,475
Related party receivables	9,777	11,714	7,969	7,142	6,245
Recoverable taxes	1,717,901	1,511,971	1,752,101	743,883	657,830
Advances to suppliers	664,381	630,562	695,171	726,064	740,310
Judicial deposits	198,657	195,344	192,028	197,506	157,567
Deferred taxes	1,210,541	2,399,213	1,190,836	968,116	879,606
Assets held for sale	598,257	598,257	598,257	—	—
Other assets	111,032	92,714	91,208	252,135	172,612
Investments	130,388	137,771	79,882	46,922	40,674
Biological assets	4,351,641	4,114,998	3,707,845	3,423,434	3,325,604
Property, plant and equipment	13,107,192	9,433,386	9,252,733	9,824,504	11,174,561
Intangible assets	4,575,694	4,505,634	4,552,103	4,634,265	4,717,163

	26,923,472	23,973,400	22,332,803	20,943,171	21,898,647

Total assets	34,440,328	29,433,978	25,593,980	26,750,172	28,144,580

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2014	2013	2012
Liabilities and shareholders’ equity
Current
Loans and financing	1,138,287	1,072,877	965,389	2,972,361	1,138,005
Derivative financial instruments	245,839	302,787	185,872	106,793	54,252
Trade payables	1,866,831	668,017	593,348	586,541	435,939
Payroll, profit sharing and related charges	168,056	170,656	135,039	129,386	128,782
Taxes payable	85,573	564,439	56,158	55,819	41,368
Liabilities related to the assets held for sale	—	—	—	470,000	470,000
Dividends payables	396,785	86,288	38,649	2,374	2,076
Other payables	121,750	90,235	124,775	125,081	204,833

	4,023,121	2,955,299	2,099,230	4,448,355	2,475,255

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2014	2013	2012
Non-current
Loans and financing	15,014,224	11,670,955	7,361,130	6,800,736	9,629,950
Derivative financial instruments	234,795	825,663	422,484	451,087	263,646
Taxes payables	—	—	—	159	77,665
Deferred taxes	409,266	270,996	266,528	235,896	227,923
Provision for legal proceeds	189,892	165,325	144,582	128,838	104,813
Liabilities related to the assets held for sale	477,000	477,000	477,000	—	—
Other payables	274,350	253,420	207,321	193,847	194,521

	16,599,527	13,663,359	8,879,045	7,810,563	10,498,518

Total liabilities	20,622,648	16,618,658	10,978,275	12,258,918	12,973,773

Shareholders’ equity
Share capital	9,729,006	9,729,006	9,729,006	9,729,006	9,729,006
Share capital reserve	11,350	15,474	3,920	2,688	2,688
Treasury shares	(10,378)	(10,378)	(10,346)	(10,346)	(10,346)
Other reserves	1,599,640	1,639,901	3,228,145	3,109,281	3,815,584
Statutory reserves	2,421,456	1,378,365	1,613,312	1,614,270	1,596,666

Equity attributable to shareholders of the Company	13,751,074	12,752,368	14,564,037	14,444,899	15,133,598
Equity attributable to non-controlling interests	66,606	62,952	51,668	46,355	37,209

Total shareholders’ equity	13,817,680	12,815,320	14,615,705	14,491,254	15,170,807

Total liabilities and shareholders’ equity	34,440,328	29,433,978	25,593,980	26,750,172	28,144,580

Note:        The Consolidated Balance Sheet as at December 31, 2012 was restated due to the retrospective impact of the adoption of IAS 19 (R), as mentioned in Note 2.26 to our 2013 consolidated financial statements.

OTHER FINANCIAL DATA

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
(in thousands of Reais, unless otherwise indicated)	2016	2015	2014	2013	2012

Gross margin(3)	26.1%	41.7%	21.7%	22.2%	15.2%
Operating margin(4)	14.8%	35.0%	23.4%	24.7%	11.4%
Capital expenditures(5)	6,182,170	2,357,915	1,591,002	1,286,684	1,078,267
Depreciation, amortization and depletion	1,922,741	1,827,097	1,790,628	1,751,947	1,720,067
Cash flow provided by (used in):
Operating activities	3,924,077	4,479,018	2,226,756	2,163,530	1,914,333
Investing activities	(6,870,842)	(3,315,200)	(356,018)	433,849	(1,160,803)
Financing activities	4,684,516	(852,642)	(2,643,993)	(2,275,991)	(258,250)

OPERATIONAL DATA

	As at and for	As at and for	As at and for	As at and for	As at and for
	the year ended	the year ended	the year ended	the year ended	the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2014	2013	2012

Number of employees	4,493	4,197	4,294	4,192	4,136
Nominal production capacity (thousand metric tons)
Pulp	5,300	5,300	5,300	5,300	5,250
Paper	—	—	—	—	—
Sales volumes (thousand metric tons):
Domestic market pulp	551	499	517	447	531
Export market pulp	4,953	4,619	4,788	4,751	4,826
Total market pulp	5,503	5,118	5,305	5,198	5,357

(3)     The gross margin calculation consists of dividing the gross profit by net revenues.

(4)     The operating margin calculation consists of dividing the income before financial income and expenses by net revenues.

(5)     Relates to cash invested for the acquisition of property, plant and equipment and intangible assets and forests, mainly related to the Horizonte 2 Project, where R$4,028 million were invested during the year, and advances for acquisition of timber from forestry partnership program.

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

	Exchange Rate of Reais per U.S.$ 1.00
Year Ended December 31,	Low	High	Average(1)	Period-end

2012	1.7024	2.1121	1.9550	2.0435
2013	1.9528	2.4457	2.1605	2.3426
2014	2.1974	2.7403	2.3547	2.6562
2015	2.5754	4.1949	3.3387	3.9048
2016	3.1193	4.1558	3.4833	3.2591

Month Ended	Low	High	Average(1)	Period-end

September 30, 2016	3.1934	3.3326	3.2564	3.2462
October 31, 2016	3.1193	3.2359	3.1858	3.1811
November 30, 2016	3.2024	3.4446	3.3420	3.3967
December 31, 2016	3.2591	3.4650	3.3523	3.2591
January 31, 2017	3.1270	3.2729	3.1966	3.1270
February 17, 2017	3.0510	3.1479	3.1109	3.0950

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

The prices we are able to obtain for our products depend on prevailing world prices for market pulp. World pulp prices have historically been cyclical and subject to significant fluctuations over short periods depending on a number of factors, including:

•      global demand for pulp products;

•      global pulp production capacity and inventories;

•      strategies adopted by major pulp producers; and

•      availability of substitutes for our pulp products.

All of these factors are beyond our control.

Price fluctuations occur not only from year to year but also within a given year as a result of global and regional economic conditions, capacity constraints, mill openings and closures, supply of and demand for both raw materials and finished products, among other factors. As a reference, we use prices published by RISI for North America and prices released by FOEX for Europe and Asia. In 2012, the uncertainties surrounding the economic recession in Europe provided an unstable BEKP price environment. After following an upward trend in the first half of 2012, prices presented consecutive weekly decreases during the third quarter, but regained strength in the last three months of the year, leading BEKP prices to an annual average of U.S.$815 per ton in North America, U.S.$751 per ton in Europe and U.S.$635 per ton in Asia. In 2013, prices continued to climb during the most part of the first half of the year, due to relatively stable supply levels and strong demand. Nevertheless, as the summer in the Northern Hemisphere approached, slower seasonal demand introduced prices to a new cycle of decline that lasted until November, when prices started to show signs of recovery, ending the year at an annual average of U.S.$870 per ton in North America, U.S.$791 per ton in Europe and U.S.$673 per ton in Asia. In the beginning of 2014, however, prices were pressured by the new pulp capacities expected to come online during the first half of the year. Prices in all regions dropped until September, when the combination of more robust demand and low inventories levels led producers to implement a price increase effective from the fourth quarter. In 2014, average annual BEKP prices were U.S.$846 per ton in North America, U.S.$745 per ton in Europe and U.S.$609 per ton in Asia. In 2015, prices followed an upward trend for most of the year, reflecting both buoyant demand in all main markets and unexpected supply disruptions. The structurally well-balanced market encouraged many BEKP producers to announce four price increases during the year. In the fourth quarter of 2015, the economic downturn in China placed strong pressure on prices and, as a result, the average annual BEKP prices were U.S.$890 per ton in North America, U.S.$784 per ton in Europe and U.S.$641 per ton in Asia. Even though demand continued to grow in 2016, a large increase in pulp capacity in China had been forecasted. Although such capacity increase did not materialize as expected, the expectation itself placed intense pressure on prices, which decreased throughout the year. In 2016, average annual BEKP prices were U.S.$850 per ton in North America, U.S.$696 per ton in Europe and U.S.$517 per ton in Asia.

In addition, discounts from list prices are frequently granted by sellers, including us, to significant purchasers. Therefore, no assurance can be given that the prices for pulp will stabilize or not decline further in the future, or that demand for our products will not decline in the future. As a result, no assurance can be given that we will be able to operate our production facilities in a profitable manner in the future. A significant decline in the price of one or more of our products could have a material adverse effect on our net operating revenues, operating income and net income.

China’s importance in the global pulp markets has increased in recent years, driven by increasing domestic consumption. Any negative economic development in China could rapidly affect exports, adversely affecting our revenues, cash flow and profitability.

According to market statistics (PPPC), Chinese demand represented 33% of the global market pulp demand in 2016 and this consumption has increased at an annual average growth rate of 10.8% since 2005, above the global average of 2.21%. The recent investments in paper and board machines in China have been boosting pulp demand in China; however, the volatility of Chinese demand due to speculative buying movement is a key risk for any short-term demand forecast.

Global crises and subsequent economic slowdowns, similar to those that occurred during 2008 and 2009 may adversely affect global pulp demand. As a result, our financial condition and results of operations may be adversely affected.

Demand for our pulp products is directly linked to overall economic activity within those international markets in which we sell our products. After a steady period of growth between 2003 and 2007, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the pulp market to international volatility. From mid-2009 through 2010, the global economy recovered and provided improved conditions for the pulp market. In 2012, the unstable economic environment continued pressuring pulp demand; however, positive results in emerging regions offset the losses in mature markets, leading to higher pulp demand compared to the previous year. In 2013, however, despite the persistent tepid economic climate, pulp demand grew by 3.2% with improvements seen in almost all major regions of the globe, especially due to higher investments in new paper capacity. According to PPPC, 39 new tissue paper machines were installed in 2013 and other 59 new tissue paper machines were forecast to enter the market in 2014. The weak economic environment persisted through 2014, but the impact of the capacity expansions was felt in 2013 in all regions, mainly focused in the tissue market, combined with the installation of other new paper capacities mainly in China during the year, resulted again in a 1.5% increase in demand. In 2015, global pulp demand increased by 2.4%as a result of positive results in the main European economic indicators along with the continuing paper capacity expansion in China. In 2016, pulp demand continued to increase at a pace similar to that in previous years, mainly driven by Chinese demand expansion. The total pulp demand increase was 3.9% and Eucalyptus global demand increase was 7.7%. In China, pulp demand increased by 16.7% and Eucalyptus demand increased by 23.8%.

A decline in the level of activity in either the domestic or the international markets within which we operate could adversely affect both the demand for and the price of our products and have a material adverse effect on us.

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

As of December 31, 2016, our total consolidated indebtedness amounted to R$16,153 million, of which 93% represented long-term indebtedness.

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

Our sales outside Brazil accounted for 90%, 91% and 91% of our total consolidated net revenues during the years ended December 31, 2016, 2015 and 2014, respectively. Our exports, primarily to Europe, North America and Asia, expose us to risks not faced by companies operating solely in Brazil or any other single country. For example, our exports may be affected by import restrictions and tariffs, other trade protection measures and import or export licensing requirements.

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

•     economic protectionism resulting in changes in tax laws and tariffs that reduce incentives for exports; and

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

In 2012, the Brazilian Central Bank intervened several times to protect the Real from overvaluation. As a result, in 2012 the U.S Dollar appreciated by 8.9% against the Real. In 2013, the positive outlook of a recovering economy in the US and in the Eurozone caused a rapid depreciation of several Emerging Markets currencies, including the Real. As a result, in 2013 the U.S Dollar appreciated by 14.6% against the Real. In 2014, mainly as a result of Brazil’s macroeconomics scenario and general global uncertainties, the U.S Dollar appreciated by 13.4% against the Real. In 2015, the worsening in Brazil’s economic, political and fiscal conditions resulted in the rating agencies S&P, Fitch and Moody’s downgrading the Brazil sovereign rating below investment grade. As a result the U.S Dollar appreciated by 47% against the Real. In 2016, the Brazilian political scenario, the impeachment of former president Dilma Roussef and the global scenario (including the UK decision to leave the European Union, the election of Donald Trump as president of the United States and the decision of the U.S. Federal Reserve to raise the federal funds rate) resulted in highly volatile currency exchange rates. As a result the U.S. Dollar depreciated by 16.5% against the Real. See item 11. Quantitative and Qualitative Disclosures About Market Risk.

Our production costs and operating expenses are substantially denominated in Brazilian Reais and most of our revenue and some assets are denominated in U.S. Dollars. In addition, 63% of our total debt, including swap transactions, is denominated in U.S. Dollars. As a result, exchange rate instability may adversely affect our financial condition and results of operations. It may also affect the amount of dividends we can distribute to our shareholders, including the holders of our ADSs and the market price of our shares and ADSs.

Our business may be adversely impacted by risks related to hedging activities.

We regularly enter into currency hedging transactions using financial derivatives instruments, through future contracts, options and swaps, in accordance with our Market Risk Management Policy. Hedging transactions aim, among others, to (1) protect our revenue (which is primarily denominated in U.S. Dollars) when converted to Brazilian Reais (our functional currency); (2) convert part of our debt which is denominated in Brazilian Reais into U.S. Dollars; (3) swap floating interest rates of our debt to fixed interest rates; (4) swap floating monetary variation of our debt to fixed rate; and (5) swap part of our IPCA indexed debt to CDI.

We account for our derivative instruments at fair value, in accordance with IFRS. The fair value of such instruments may increase or decrease due to fluctuations in currency exchange rates, interest rates, among others, prior to their settlement date. As a result, we may incur unrealized losses due to these market risks factors. These fluctuations may also result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events,   acts of war, terrorism, among others.

In the event the Company ceases undertaking hedging transactions to the extent necessary, the Company may be exposed to commodity price, exchange and interest rate risks. As a result, the Company’s financial performance could be adversely affected.

We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds. Furthermore, violations of environmental law, regulations and authorizations could result in significant penalties that could materially adversely affect our results of operations and financial condition.

Brazilian environment regulation applicable to forestry assets and to production operations is complex because they encompass federal, state and municipal regulations, which involve different requirements and restrictions for each location where the Company operates. As such, the Company can be obligated, among other requirements, to obtain specific permits issues by governmental authorities. The requirements of the laws and regulations that cover these permits can increase the operating costs in order to limit or adjust effects or potential effects on the environment or the health of the Company’s employees.

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

Failure to fulfill these laws, rules and authorizations also can result in the loss of certifications of forestry managements— Forest Stewardship Council® (FSC®) and Cerflor/Program for the Endorsement of Forest Certification (PEFC) — and the certification of environmental management — ISO 14001 — resulting in restrictions on the export of cellulose.

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

In the past, the State of Espírito Santo, where our Aracruz mill is located, has enacted laws, which were subsequently repealed, to restrict the planting of eucalyptus forests for purposes of pulp production. Although injunctive relief against those state laws has been obtained, and new state legislation has revoked them, there can be no assurance that similar laws will not be enacted in the future, which would impose limitations or restrictions on planting eucalyptus in the region where we operate.

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

We face significant competition, which may adversely affect our market share and profitability.

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

As part of our strategy to increase our international market share and improve our competitiveness through greater economies of scale, we may expand our existing production facilities or build one or more production facilities. We are currently expanding our facilities at Três Lagoas Unit through a brownfield project called Horizonte 2 with a nominal production capacity of 1.95 million metric tons. The project is scheduled to start up in the fourth quarter of 2017 and it is currently on time and on budget. For further details, please see “Item 4. D —Expansion. Horizonte 2 Project”. The expansion or construction of a production facility involves various risks. These risks include engineering, construction, integration with the existing mill on brownfield projects, regulatory and other significant challenges that may delay or prevent the successful operation of the project or significantly increase our costs. Our ability to complete successfully any expansion or new construction project on time is also subject to financing and other risks.

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

In late 2008 and early 2009 Fitch, Moody’s and Standard & Poor’s reduced our rating to BB+/Negative, Ba1/Negative and BB/Negative, respectively. On October 13, 2009, Fitch further reduced our rating to BB/Stable. After the announcement of the sale of Conpacel and KSR in December 2010 (See Item 4. Information on Fibria — A. History and Development of Fibria) our rating outlook was changed from Stable to Positive by both Fitch and Moody’s. In March 2011, Fitch raised our rating to BB+/Stable. In November and December 2011, respectively, S&P and Moody’s both revised the outlook from positive to stable due to a slower deleverage path. In February 2012, Fitch affirmed Fibria’s rating at BB+/Stable based on the expectation that we will lower debt and leverage during 2012. In February 2013, Fitch changed the rating outlook for Fibria to positive from stable. In March 2013, S&P upgraded Fibria’s rating from BB/positive to BB+/stable. In September 2013, Moody’s changed our outlook from stable to positive. In February 2014, Fitch Ratings upgraded our credit rating to BBB- with a stable outlook, thereby achieving Investment Grade status for this agency. In March 2014, S&P revised our credit rating outlook from stable to positive. In April 2015, S&P upgraded our rating to BBB- with a stable outlook and in November 2015, Moody’s upgraded our rating to Baa3 with a stable outlook, giving us the status of an investment grade company for the three rating agencies. S&P and Fitch downgraded Brazil’s sovereign rating from BBB- to BB+ in September 2015 and December 2015, respectively, and in December 2015, Moody’s placed Brazil’s sovereign rating Baa3 for downgrade. In February 2016, S&P downgraded Brazil’s sovereign rating from BB+ to BB with a negative outlook and Moody’s downgraded Fibria to Ba1/Negative. In November 2016, Standard & Poor’s reaffirmed the investment grade rating but revised the Company’s outlook to negative from stable and in January 2017, Fitch reaffirmed the investment grade rating and maintained the stable outlook.

The global scale ratings currently assigned to our foreign currency debt are BBB-/Stable by Fitch, BBB-/Negative by S&P and Ba1/Negative by Moody’s. If our ratings were to be downgraded by the rating agencies due to any external factor (which could include a downgrade of the Brazilian sovereign rating), our own operating performance and/or increased debt levels, our cost of capital may increase. Any downgrade could also negatively affect our operating and financial results and the availability of future financing.

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

We are involved in numerous tax, civil and labor disputes involving significant monetary claims. As of December 31, 2016 for additional information see Item 8.A “Consolidated Statements and Other Financial Information” and Note 25 to our 2016 Consolidated Financial Statements contained elsewhere in this Annual Report.

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

Competition for land for use as eucalyptus forests for purposes of pulp production or for other crops, such as soybeans, sugar cane and other commodities, may affect any eventual expansion.

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

We conduct certain of our operations through joint ventures and subsidiaries that we do not solely control.

In October 2000, Aracruz Celulose S.A. (which was merged by Votorantim Celulose e Papel S.A.) acquired a 45% stake in Veracel Celulose S.A., a joint venture with Stora Enso OYJ (“Stora Enso”) that operates a pulp plant and forests in the south of the State of Bahia.

In January 2003, Aracruz increased its equity interest in Veracel to 50%. Stora Enso owns the remaining 50% of the equity interests in Veracel.

We, as legal successor of Aracruz, are party to a shareholders’ agreement with Stora Enso, regulating the relationship between the shareholders with respect to Veracel, pursuant to which the parties have the right to nominate an equal number of board members.

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

In view of the shared control of Veracel as described above, we may not unilaterally make major decisions with respect to this entity. In addition, the existing contractual arrangement with respect to Veracel may constrain our ability to take actions that would be in our best interests, and may prevent us from refraining them from taking actions that would be adverse to our interests.

We also own a 51% equity interest in Portocel - Terminal Especializado de Barra do Riacho S.A., (the company is the only port in Brazil that is specialized in shipping pulp) jointly with Cenibra — Celulose Nipo-Brasileira (“Cenibra”), which owns the remaining 49% of the equity interests in Portocel.

Although we own the majority control of Portocel, we are party to a shareholders’ agreement with Cenibra, which regulates the relationship between the shareholders. Such agreement establishes that the major decisions regarding Portocel must be made pursuant to a unanimous vote of its shareholders.

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

Our three largest customers represented 49% of our net revenue in 2016. Although such sales are supported by long-term contracts, if we are unable to replace the sales volumes represented by any of these important customers, the loss of any of these customers could have a material adverse effect on our results of operations, cash flows and financial condition.

As part of its relationship with its clients, the Company grants payment terms in accordance with its internal evaluation as to the capacity of payment of each client. In the event of a deterioration in such payment capacity, where the credit risk is not covered by trade credit insurance or other credit enhancement, such as letters of credit, including changes that result from the economic, political or regulatory situation of the Company’s clients at any time, such client’s capacity to meet their payment obligations could be adversely affected. If a significant number of the Company’s clients become incapable of paying, the Company’s results of operations, including its cash flow, could be materially impacted.

We may be subject to labor disputes from time to time that may adversely affect us.

Most of our employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. In addition, we may not successfully conclude our labor negotiations on satisfactory terms, which may result in a significant increase in the cost of labor or may result in work stoppages or labor disturbances that disrupt our operations. Any such cost increases, work stoppages or disturbances could materially adversely affect us.

Social movements and the possibility of expropriation may affect the normal use of, damage, or deprive us of the use of or fair value of, our properties.

Activist groups in Brazil advocate land reform and property redistribution by invading and occupying rural areas. Fibria has been working alongside the Landless Workers’ Movement (or MST), the Federal Land Reform Agency (INCRA) and the government of the State of Bahia, and have agreed to design and implement an agroforestry production and settlement model project since 2011. In 2012, the project was launched, benefiting hundreds of families in areas occupied by the MST. In 2016, participating families earned R$5 million as a result of the sales of the project’s agroforestry products. We cannot assure that our properties will not be subject to invasion or occupation by these or other activist groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares.

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

The controlling shareholders have entered into a Shareholders Agreement, which regulates their power to control us.

We are jointly controlled by Votorantim S.A. (current corporate name of Votorantim Industrial S.A.) and BNDESPar. The controlling shareholders have entered into the First Amendment to the Shareholders Agreement dated October 29, 2014 that regulates their power, including the power to:

•                  elect members of our Board of Directors; and

•                  determine the outcome of any action requiring shareholders’ approval, including transactions with related parties, corporate reorganizations and dispositions and the timing and payment of any future dividends.

Pursuant to the First Amendment to the Shareholders Agreement, the approval of certain matters depends on the affirmative vote of BNDESPar. See “Item 10. Additional Information — C. Material Contracts — Shareholders’ Agreement of Fibria”.

In addition, Banco Nacional de Desenvolvimento Econômico e Social - BNDES was the creditor with respect to approximately 16% of our consolidated indebtedness as of December 31, 2016 and we expect to continue to obtain loans from BNDES in the future. As one of our most significant shareholders and the subsidiary of one of our most important creditors, BNDESPar may exercise a significant influence over our business and corporate decisions, and its actions may be influenced by the policies of the Brazilian federal government, which may conflict with the interest of our shareholders and holders of our ADSs.

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

As a result of the Aracruz Acquisition, we have recognized R$4,230 million of goodwill and have recorded several intangible assets from the Aracruz business (including database, patents, chemical supplier and other supplier relationships) with a fair value of

R$779 million at the acquisition date (R$174 million at December 31, 2016 and R$230 million as of December 31, 2015). Under IFRS, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually or more often if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. As of December 31, 2016, we performed our annual impairment test of the Goodwill, which is allocated in Cash Generating Units (CGUs) Aracruz, Portocel and Veracel. In addition, as required by IAS 36, when the book value of the net assets of the Company exceeds its market capitalization, an impairment analysis of long-lived assets must be performed. As a result, we performed an impairment analysis of our long-lived assets. The recoverability test did not result in the need to recognize any impairment of goodwill and fixed assets. See “Item 5. Operating and Financial Review and Prospects — B. Discussion of Critical Accounting Policies” and Note 38 to our 2016 consolidated financial statements.

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

In 2009, Brazil and other countries adopted GHG emission reduction voluntary targets. Brazil had committed to cut its emissions below projected levels in 2020 and to set domestic targets for curbs on deforestation in its Amazon and Cerrado regions. In December of 2015, countries signed a new global accord, the Paris Agreement, in order to mitigate climate change, adopting Nationally Determined Contributings (NDCs) as the actions to reduce their the GHG emissions after 2020. The Brazilian NDC specifically states the increment of biofuels and other renewables in the national energy mix, zero illegal deforestation, reforestation, forest restoration and native forest management enhancement as national actions to fight the climate change. In this context, Fibria has been recognizing the risk of new laws and regulations relating to climate change and changes in existing regulation, monitoring international and local regulatory initiatives. The Company participated in COP21 debates in Paris, as a company from the forestry industry and member of the Brazilian Tree Industry (IBÁ), the World Business Council for Sustainable Development (WBCSD), and the Brazil Climate, Forest, and Agriculture Coalition. Fibria wishes to include forests as a viable economic, environmental, and social solution for carbon fixation, which is aligned with Brazilian NDC.

Although we expect that there will be increased regulation related to greenhouse gases and climate change that may materially affect us, directly through increased capital expenditures and investment to comply with such laws, and indirectly, by affecting prices for transportation, energy and other inputs. In addition, the physical effects of climate change also may materially and adversely affect our operations, for example by changing air temperature and water levels, and subjecting us to unusual or different weather-related risks. Both the regulatory and the physical risks related to climate change could result in increased liabilities and capital expenditures, all of which could have a material adverse effect on our business and results of operations.

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

•                  other political, diplomatic, social and economic developments in or affecting Brazil; and

•                  inflation

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 6.4% in 2014, 10.67% in 2015 and 6.29% in 2016, according to the Brazilian National Consumer Inflation Index (Índice Nacional de Preços ao Consumidor Amplo) or IPCA. Our cash production costs and operating expenses are substantially denominated in Brazilian Reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the currency. If the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. Dollar, then, as expressed in U.S. Dollars, our operating expenses may increase. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute materially to economic uncertainty in Brazil and accordingly weaken investor confidence in Brazil, thus impacting our ability to access the international capital markets.

Historically, Brazil’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the public, which resulted in economic slowdown and heightened volatility in the securities issued abroad by Brazilian companies. Brazil’s gross domestic product, or GDP, in real terms, grew by 0.1% in 2014 and had a downturn of 3.71% in 2015, according to Instituto Brasileiro de Geografia e Estatística — IBGE, Brazil’s official statistics agency. In 2016, GDP had another downturn of 3.49%, according to the Focus Report estimates published by the Brazilian Central Bank.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from ongoing investigations of political corruption, money laundering bribery and tax fraud, among other things, including the  Lava Jato investigation, and their impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies and privately held companies, have been implicated in the various investigations.  The investigations are ongoing, but to date a number of government officials and prominent business figures have been the subject of allegations or charged with or convicted of various criminal offenses, which has had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. Brazil’s political scenario is further complicated by occurrences such as the impeachment of Brazil’s president, Dilma Rousseff, and new allegations against government officials.

We cannot predict whether these events and other allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy. Furthermore, future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business

The Brazilian government frequently implements changes to tax regimes that may affect our customers and us. These amendments include changes in prevailing tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes.

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

The Brazilian government has exercised and continues to exercise substantial influence over many aspects of the private sector. The Brazilian government, for example, could impose some restrictions for the export market, by creating export duties for any product, including our main source of revenues (market pulp), affecting the margins and the profitability of the Company, as an exporting company. In addition, the Brazilian government through BNDES owns or controls many companies, including some of the largest in Brazil. For example, the BNDES, through its wholly-owned subsidiary company, BNDESPar, is a joint controlling shareholder of our Company together with Votorantim S.A., as per shareholder agreement terms, and so has historically been one of our important creditors.

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial results are affected by changes in interest rates, such as the London Interbank Offered Rate (LIBOR), the Brazilian Interbank Deposit Certificate (Certificado de Depósito Interbancário known as CDI) and the Brazilian Long Term Interest Rate (Taxa de Juros de Longo Prazo known as TJLP). The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation control purpose, Brazilian government policies and other factors. The CDI rate was 13.63% p.a., 14.14% p.a. and 11.57% p.a. as of December 31, 2016, 2015 and 2014, respectively. After gradually increasing during 2015, the TJLP rate as of December 31, 2015 was 7.5% p.a. and as of December 31, 2016 was 7.5% p.a.

A significant increase in interest rates, particularly TJLP, CDI, IPCA or LIBOR, would have a material adverse effect on our financial expenses due to the fact that a significant part of our debt (BNDES loans, Agribusiness Credit Receivable Certificates - CRA and Export Prepayment Facilities) is linked to these rates. On the other hand, a significant reduction in the CDI rate could adversely impact the financial revenues derived from our investment activities since a relevant part of our cash is invested in Brazilian money market, linked to CDI. In order to mitigate these risks and benefit from the abnormal lower interest rates, we have contracted several swaps from LIBOR and TJLP to Pre Fixed rates. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.

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

In 2016, we generated internally approximately 111% of the electric energy requirements for our pulp production process. Of the total amount of thermal and electrical energy we self-generated, 90% was from renewable fuels, such as biomass and black liquor that are byproducts of the pulp production process, and 10% was from non-renewable fuels that we purchased, such as fuel oil and natural gas. Nonetheless, if Brazil experiences shortages in available electricity (whether due to hydrological conditions, infrastructure limitations or otherwise), similar or other policies may be put into place to limit or ration electrical power utilization. Although we believe we are adequately prepared with respect to energy since we are self-sufficient and even sell the overflow electric energy to the Brazilian grid, our sales may be adversely affected by the negative effect the energy shortage may have on the macroeconomic environment. In addition, we may also be adversely affected by the impact of the energy shortage on the activities of our main suppliers of raw materials. Any such shortage and related electricity rationing could have a material adverse effect on our business and results of operations.

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

Other impacts on the water supply, such as 2015’s environmental catastrophe affecting the Rio Doce, or regulatory actions to limit access to water could have a significant and adverse effect on our business operations. For example, as a consequence of the mine tailings contamination of the Rio Doce in November 2015, our Aracruz unit was required to suspend its use of water from that river for its operations for a short period. No impact was recorded, however, because the Aracruz Unit has a reservoir sufficient to sustain it for up to five months, which had at the time of the accident at least 90 days of water supply. Nonetheless, no assurance can be given that future environmental events or governmental regulatory action will not materially adversely affect the access to sufficient water for our operations.

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

Investments in securities, such as our common shares or ADSs, of issuers from emerging market countries, including Brazil, involves a higher degree of risk than investments in securities of issuers from more developed countries. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the common shares underlying the ADSs at a price and time at which holders wish to do so. At December 31, 2016, the aggregate market capitalization of the 60 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately U.S.$647 billion, and the ten largest companies listed on the São Paulo Stock Exchange Index represented approximately 0.8% of the market capitalization in the year.

In comparison, the 504 companies listed in the S&P 500 had a market capitalization of approximately U.S.$20 trillion as of December 31, 2016. A liquid and active market may never develop for our common shares or ADSs, and as a result, the ability of our ADS holders to sell at the desired price or time may be significantly hindered.

Holders of our ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

Holders of ADSs are not direct shareholders of our Company and are unable to enforce the rights of shareholders under our Bylaws and the Brazilian law. Our corporate affairs are governed by our Bylaws and the Brazilian law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, or elsewhere outside Brazil. Under Brazilian law, the rights of a holder of our common shares to protect its interests with respect to actions by us, our directors or executive officers may be fewer and less well defined than under the laws of other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares or ADSs at a potential disadvantage. In addition, the disclosure required of public companies in Brazil may be less complete or informative than that required of publicly held companies in the United States or in certain other countries.

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

Brazilian Law No. 10,833/03 provides that gains on the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents or to Brazilian residents, will be subject to Brazilian taxation. The common shares are expected to be treated as assets located in Brazil for purposes of the law, and gains on the disposition of common shares, even by non-residents of Brazil, are expected to be subject to Brazilian taxation. In addition, the ADSs may be treated as assets located in Brazil for purposes of the law, and therefore gains on the disposition of ADSs by non-residents of Brazil may be subject to Brazilian taxation. Although the holders of ADSs outside Brazil may have grounds to assert that Law No. 10,833/00 does not apply to sales or other dispositions of ADSs, it is not possible to predict whether that understanding will ultimately prevail in the courts of Brazil given the general and unclear scope of Law No. 10,833/03 and the absence of judicial court rulings in respect thereto.

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

ITEM 4.  INFORMATION ON FIBRIA

A.                                    History and Development of Fibria

We are incorporated under the laws of the Federative Republic of Brazil under the corporate name Fibria Celulose S.A., a publicly-held company with unlimited duration. Our headquarters and principal executive offices are located at Rua Fidêncio Ramos, 302, 3rd and 4th (part) floors floor, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, São Paulo, SP, Brazil (telephone: 55 11 2138-4565; and website address: www.fibria.com.br/ir). Information contained on our website is, however, not incorporated by reference in, and should not be considered as part of this annual report.

We were incorporated in July 1941, under the laws of the Federative Republic of Brazil, under the corporate name Indústrias de Papel Simão S.A., which was acquired by Votorantim Group in 1992.

The Votorantim Group’s operations related to pulp and paper began in 1988 when the Votorantim Group acquired Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the State of São Paulo. Production began in 1991 after expanding and modernizing the facilities. In September 1992, the Votorantim Group purchased Indústrias de Papel Simão S.A., which was listed on the BM&FBOVESPA. In 1995, the corporate name of Indústrias de Papel Simão S.A. was amended to Votorantim Celulose e Papel S.A. In 1999, Celpav and Papel Simão subsequently merged.

On April 19, 2000, we completed a registered offering of 7,920,000 ADSs. Each ADS represented 500 preferred shares, and the ADSs were listed on NYSE, under the symbol “VCP.”

On November 5, 2009, we adopted the corporate name Fibria Celulose S.A. and on December 22, 2009, we concluded the merger of Aracruz into Fibria. See “Item 4. Information on Fibria — A. History and Development — the Aracruz Acquisition”. On November 18, 2009, the NYSE ticker symbol has changed to “FBR”.

On May 20, 2010, the Company migrated to Novo Mercado listing segment, which imposes the most stringent corporate governance rules of any listing segment of the BM&FBOVESPA.

We have grown and expanded our operations through organic expansion of our pulp mills and paper production facilities, selective acquisitions of equity interests in other pulp and paper companies and have streamlined our operations through the disposition of assets and lines of business we deemed not a part of our core business.

The Losango Project

In 2005, we announced the beginning of the environmental licensing process for the implementation of a bleached eucalyptus pulp mill with an overall nominal capacity of 1.5 million tons of pulp per year to be built in the State of Rio Grande do Sul (named “The Losango Project”). As a result of the Aracruz Acquisition in 2009, we had a different portfolio of possible expansion projects, including two former Aracruz Units (Veracel II and a fourth pulp production line at the Aracruz Unit) and this together with the Três Lagoas Unit, which started up in March 2009, were all brownfield projects. In view of that, we considered several alternatives for the Losango Project, including a full divestiture of the lands and forest. On June 30, 2011, Management approved the divestiture of the Losango project assets, and established a specific program to identify a potential buyer. As from June 30, 2011, we had classified the assets of the Losango Project as held for sale.

On September 10, 2012, we received and accepted a binding offer from CMPC Celulose Riograndense S.A. for the purchase of forestry assets and lands of Losango, consisting of approximately 100 thousand hectares of owned areas and nearly 39 thousand hectares of forestland of eucalyptus in these owned areas and in third parties leased areas, for a total amount of R$615 million.

The transaction did not include the partnership program agreements developed in Losango areas, which will be maintained and honored by Fibria. On December 28, 2012 we announced the conclusion of the Purchase and Sale Agreement and the approval of the operation by the Economic Defense Council, the receipt of the first installment in the amount of R$470 million and the deposit of the second installment in the amount of R$140 million in an escrow account to be disbursed after the remaining applicable government approvals and other conditions precedent have been fulfilled. On November 2014, we received an additional R$7 million as an advance from CMPC. The remaining installment of R$5 million will be paid to us upon the effective transfer of existing contracts related to the asset and applicable government approvals. In the event that the approvals are not obtained after 96 months, the amount of R$477 million paid to us will be returned to CMPC, plus interest, and the escrow deposits made by CMPC will be reverted.

                 Since the signing of agreement with CMPC, we have taken action to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the area operating license and filing the documentation required by the government agencies. We are confident that approval will be granted.

We have concluded that these assets should remain classified as “assets held for sale” as non-current assets at December 31, 2016. However, the completion of the sale is not under our sole control and it depends on various government approvals, which have been slower than expected.

The Losango assets did not generate any significant impact on our Consolidated Statement of Profit and Loss in the years 2016, 2015 and 2014.

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

In 2012, we received a tax assessment with respect to this transaction. For additional information see Item 8.A “Consolidated Statements and Other Financial Information”.

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

On November 15, 2013, we entered into a Share Purchase Agreement and Other Covenants with Parkia, for the sale of certain land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for a total of approximately 210 thousand hectares, for the total amount of R$1,403 million. On December 30, 2013, the First Amendment to the Share Purchase Agreement and Other Covenants was concluded and signed, under which the total area subject to the transaction was adjusted to approximately 206 thousand hectares of lands, for the total amount of R$1,650 million of which R$500 million has been received by the Company upon signing the agreement. The remaining balance, in the amount of R$903 million, was received by us during the first quarter of 2014, after the fulfillment of certain obligations and legal registers performed by the Company.

We may be entitled to an additional amount, not to exceed R$248 million, in three separated payments, totaling the potential amount of R$1,650 million, which is contingent on the appreciation of the land during the period of 21 years and, if due, shall be paid in three installments, on the 7th, 14th and 21st anniversaries of the agreement.

Investment

On October 2, 2012, we entered into a strategic alliance with Ensyn Corporation, a private company incorporated in Delaware. This alliance included a US$20 million equity investment in Ensyn by the Company — the equivalent, at that time, to 6.66% of the equity interest of Ensyn - and the establishment of an equally owned joint venture to be incorporated in Delaware for future investments in the production of cellulosic liquid fuels and chemicals in Brazil. Furthermore, Fibria and Ensyn agreed to set up an equally owned joint venture (F&E Technologies LLC), which was duly incorporated in Delaware for future investments in the production of liquid fuels and chemicals from biomass in Brazil. In 2014, Fibria entered into an Amendment to the 2012 Share Purchase Agreement, for the acquisition of approximately 3% of Ensyn’s capital for US$10 million, increasing our interest to 9.56% of Ensyn’s capital, and providing us with certain rights which if exercised, would allow us to subscribe additional US$5 million in Ensyn’s capital. In 2015, Fibria executed a new agreement for the purchase of approximately 3% of Ensyn’s capital, by the payment of US$5 million in exchange for the warrant issued in favor of the Company in 2014. As a result of the acquisition of additional capital in 2015, the Company holds 12.62% of the share capital of Ensyn and has the option to invest in the future additional US$10 million in its capital.

On November 18, 2016, we entered into a strategic alliance with CelluForce Inc., a private company incorporated in Canada. This alliance included a CAD $5,300,000.00 equity investment in CelluForce by the Company, equal to 8.3% of the equity interests of CelluForce, and the right of exclusive supply of cellulose nanocrystals (“CNC”) in South America. The strategic alliance agreement also contains a provision that if CelluForce decides to establish a plant to produce CNC’s in South America, we will have a right of first refusal to participate in such plant by means of a joint venture with CelluForce or through another structure to be agreed to by the parties. This transaction closed on November 18, 2016, with the execution of the definitive documents and the transfer of cash to CelluForce.

Aracruz Acquisition

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

Our Ownership Structure

We are jointly controlled by Votorantim S.A. (current corporate name of Votorantim Industrial S.A.) and BNDESPar, a subsidiary of BNDES. Votorantim S.A. in turn is controlled by Hejoassu Administração S.A. or Hejoassu, which is controlled by the Ermírio de Moraes family. As a result of the purchase of an additional equity interest in Aracruz and corporate re-organization of Fibria, both of which occurred during the first semester of 2009, our exchange offer for outstanding Aracruz shares and the merger of Aracruz into us, our ownership structure and principal investees as of December 31, 2016 is presented in the following chart.

As of December 31, 2016, our total shares amounted to 553,934,646 common shares.

B.            Business Overview

Pulp Industry Overview

The world pulp industry is mainly divided in two groups of grades: mechanical, which is the pulp produced only through the use of mechanical energy processes, and chemical, which is the pulp produced after the wood chips have been chemically treated with caustic soda. In the whole world, currently 170 million metric tons are consumed every year, from which 84% is chemical pulp, according to market statistics.

Both grades are sub-divided in: integrated pulp, which is the pulp produced for captive paper production in the same company or group, and market pulp, which is pulp produced to be sold in the market. Market pulp consumption currently adds up to 59 million metric tons, which represents 42% of all chemical pulp grade.

Chemical market pulp can be broken down in many different grades, depending on the wood species. The two main groups are Hardwood, which is composed by the species with short cellulose fibers, and Softwood, assembling the other species, composed by long cellulose fibers. Short fiber pulp is more prone to be produced in tropical areas, while long fiber pulp is only produced in temperate areas. Hardwood represents 54% of total chemical market pulp demand with 32 million metric tons.

Fibria produces pulp from Eucalyptus, which is a species originally from Australia, but extremely well adapted to the Brazilian climate. Brazil is the country where Eucalyptus trees develop the highest yield in the whole world. Eucalyptus pulp is 72% of the whole Hardwood market, with a demand of 23 million metric tons in 2016.

Industry Outlook[1]

Fiber Consumption
414 million t
59%
Recycled Fiber
244 million t
41%
Pulp
170 million t
16%
Mechanical
28 million t
84%
Chemical
142 million t
58%
Integrated Mills
83 million t
42%
Market Pulp
59 million t
48%
Softwood/Other
28 million t
52%
Hardwood
31 million t
25%
Acacia/Other
8 million t
75%
Eucalyptus
23 million t
77%
Other Eucalyptus
Pulp producers:
18 million t
23%
Fibria

(1)         Fiber Consumption, Recycled Fiber and Pulp: RISI | Market Pulp, Hardwood and Eucalyptus: PPPC Global 100 Report December 2016.

Market Pulp Capacity

We are the world’s largest BHKP producer of market pulp, according to Hawkins Wright, with an aggregate pulp production capacity of approximately 5.3 million metric tons of eucalyptus per year, as shown in the chart below (does not include the volumes from the contract with Klabin).

Market BHKP Pulp Capacity Ranking
(000 tons)

Source: Hawkins Wright — December 2016

Eucalyptus pulp capacity has outgrown all other market pulp grades, having grown 115% between 2006 and 2016, to a total of almost 25 million metric tons, with most of this growth taking place in Latin America. Increased volumes by Latin American producers, who hold much larger buffer and in-transit stocks (as new mills in the region are further inland), bigger vessel space, Supplier Managed Owned Inventories where invoicing is made upon pulp consumption rather than delivery, and the increase in both distance and reach of the pulp geographical distribution with the increasing importance of China in the market in recent years, have increased the minimum inventory necessary for eucalyptus distribution. According to the Special Research Note released by the Pulp and Paper Products Council (PPPC), the global balanced level of the hardwood pulp producer’s inventories is currently 39 days, an increase of 10 days since 2000. However, for Latin American producers the average inventory stands at 43 days as almost 90% of Latin America’s hardwood production is exported outside the region compared to only 38% of North American and Nordic regions.

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

In 2011, despite all the uncertainties with the European and American economy, global market pulp demand reached a total volume of 52.5 million tons, which represents an increase of 4.7% or 2.4 million tons over 2010. The same unstable economic environment remained in 2012, but stocking movement, especially in China, led market pulp demand to post approximately 1.2% of growth during the year. The European region was the major market pulp consuming region totaling 17.8 million metric tons followed by China with 14.4 million metric tons in 2012.

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

In 2016, pulp demand continued its consistent growth, adding 3.9% more (or 2.2 million additional tons), mainly driven by the increased demand in China, which was 13.8% (or 2.4 million additional tons).

Eucalyptus demand increased by 2.3% in 2012, 7.8% in 2013, 8.7% in 2014, 5.0% in 2015 and 7.7% in 2016. The growth in the tissue paper grades and Printing & Writing expansions in Asia is expected to support this growth.

Total Market Pulp Demand & Eucalyptus Market Share

Source: PPPC Global 100

Pulp Price Dynamics

As a global commodity, market pulp prices are impacted by macroeconomic dynamics, as are the prices of any other commodity. The graph below is a comparison of the trend of market pulp prices (BEKP for eucalyptus) against the Economist Commodity Index since 2005.

Source: Hawkins Wright and The Economist, January 2017

The main variable that is responsible in the formation of market pulp prices is the balance between supply and demand. This is the relationship between the availability of the pulp in the market for sale against the real demand for pulp in the market. This relation may be analyzed in the short term, medium term, and long term.

Short term for the pulp industry is normally defined as the next 12 months, through this period the variables that will impact the balance are: the operating rates of the pulp mills installed, the performance of the installed paper machines that will result in pulp consumption and the pulp inventory level in the whole supply chain. The most recent event that restricted pulp mills supply was the earthquake in Chile in 2010. Because of the earthquake, production in Chile had to stop, constraining supply and impacting directly the prices. In addition, the paper machines can affect the pulp demand as they adjust their productivity output to variations on the economic scenario and market seasonality. Printing & Writing papers demands are more affected by economic changes and seasonality than the demand for tissue paper, because tissue papers are part of human hygiene. As demand weakens and supply continues, constant inventories can increase and result in a negative impact in prices.

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

(BHKP Supply Curve CIF Europe — 2016)

Source: Hawkins Wright (December 2016)

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

Our forest base is broad and diversified. As of December 31, 2016, it was comprised of approximately 1,056 thousand hectares (owned and leased, excluding the forestry partnership program areas, the forest base linked to the sale of forest assets in Southern Bahia State and Losango) located in seven Brazilian states. Approximately 633 thousand hectares of our total forestry land consisted of planted areas, approximately 364 thousand hectares of conservation areas with native vegetation, or preserved areas, and 59 thousand hectares related to other uses such as roads.

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

In 2016, we produced 5,021 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$9,615 million, also including the pulp sales under the contract with Klabin. In 2015, we produced 5,268 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$10,081 million.

In 2016, our pulp production had the following end-use destination: Tissue 48%, Printing & Writing 34% and Specialties 18%. This analysis shows our sensitivity and exposure to the tissue segment and to a lesser extent the Printing & Writing segment.

Export sales accounted for 90% of our pulp sales volume in 2016 and 2015. We export pulp products from terminals and a warehouse that we operate at the port of Santos, in the State of São Paulo. In order to maintain our export capacity in the long term, on December 9, 2015 we participated in a public auction promoted by the regulatory agency “Agência Nacional de Transportes Aquaviários - ANTAQ”, for the concession of the public areas and infrastructures for handling and storage of paper, pulp and general cargo at port of Santos for an initial period of 25 years. The Company was awarded the contract based on its proposal for the same Macuco Terminal (STS07 or Terminal 32), in the amount of R$115 million.

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

The following map sets forth the location of the production facilities and the port terminals we operate:

Our Strengths

Global leadership in market pulp

We are the world’s largest producer of market pulp in terms of production capacity, according to Hawkins Wright and the PPPC, with an annual aggregate pulp production capacity as of December 31, 2016 of 5.3 million tons and a focus on international markets. Based on information from the PPPC, we estimate that during 2016 we supplied 23% of the world demand for BEKP, 17% of the world demand for bleached hardwood kraft market pulp and 9% of the world demand for chemical market pulp. We believe that our market leadership is based on the sustainability of our forest operations (reinforced by the shorter harvest cycle in Brazil as compared to other relevant countries), state-of-the-art technology (including modern facilities and advanced cloning methods), high productivity, strong customer base and long-term relationships with our customers.

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

In 2014, we enhanced our cost management culture with the implementation of the Zero Based Budgeting (ZBB) methodology, including operating expenses and capital expenditures as scope for the 2015 budgeting cycle. The ZBB annual budgeting is a very detailed, structured, and interactive process in order to facilitate meaningful financial debate among managers and executives. The ZBB process is based on developing deep visibility into cost drivers and using that visibility to set budget targets. We have hired the consulting firm Catalitica Experience to assist us on the ZBB implementation.

State-of-the-art production facilities

Our mills have adopted the latest designs, technologies and production processes as a result of significant investments we have made. The advanced technology and production processes used in our mills allow us to use a lower level of raw materials, mainly chemicals, which consequently reduces our production costs. In addition, our mills have advantages over older mills, particularly with respect to reduced emissions and solid waste disposal, providing for a more streamlined, efficient and environmental-friendly pulp production process. The Três Lagoas and Veracel mills, have one of the lowest production costs of market pulp per ton in the world according to market consultant’s statistics when compared to Hawkins Wright 2016 chart presented above. This is the result of state-of-the-art technology, including modern processes and equipment associated with efficiency in forests and industrial operations, as well as short distances between forests and mills.

State-of-the-art research and technology

Fibria started its eucalyptus plantations at the end of the 1960s using seeds from the Rio Claro Forest Nursery (SP). At that time, four species were considered appropriate: Eucalyptus grandis, Eucalyptus saligna, Eucalyptus urophylla, and Eucalyptus alba. During the 1970s, specific provenances of E. grandis and E. urophylla proved to be the most suited to our environmental conditions and to the pulping process. Since then, many superior interspecific hybrid trees (E. grandis x E. urophylla) were generated and selected through classical breeding and used as clones for commercial plantations establishment. These eucalyptus improved clones presented significant gains in productivity, uniformity, and wood quality, giving Fibria an outstanding position on the world market. Fibria currently uses a different group of elite clones for each operational unit, which are replaced by new ones from time to time to ensure productivity evolution as well as sufficient genetic diversity at the landscape level. State-of-the-art classical breeding technologies are constantly updated and applied for developing successive advanced generations of Eucalyptus clones.

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

Product development has also provided important advances by both designing new functionalities and testing an innovative process setup on an industrial scale to meet the demands of the pulp and paper industry. These demands include sustainable use of natural resources, improving pulp production capacity while consuming the same or less amount of energy and chemicals for bleaching the pulp. For the papermaker the product development also aims production and product performance improvements by means of delivering customized pulp either with better machine performance, by replacing more expensive fibers or delivering improved end products properties for the consumer at the end of the chain. Biorefinery is also an important item in our project portfolio. Our updated roadmap on biorefinery, along with the establishment of strategic alliances, is paving the way for faster research and development of bioproducts and/or biofuels. Our ongoing projects and alliances envision different and more promising alternatives, not only making use of forest biomass in nature, but also from the circling streams of the kraft process, such as those from lignin and modifying the pulp into nanocellulose.

Integrated operations

Our operations are vertically integrated, from production of eucalyptus seedlings in nurseries for our extensive forests, through plantation and forestry management (including harvesting, logging and wood transportation) to our production facilities, from which our products are transported to port terminals we operate for distribution to our clients.

We believe that our transportation and logistics activities are efficient and diversified. The strategic location of our facilities and their proximity to our forests allows us to have low transportation costs for wood delivered to our production facilities and for finished products delivered to port terminals for export. The average distance from our forests to our mills is less than that of many of our domestic and international competitors, resulting in logistical efficiencies (for example, certain of our competitors in China meet their raw material needs with wood they import from Russia).

Portocel, the port terminal we operate in the State of Espírito Santo, is located approximately three kilometers from our Aracruz pulp mill. This allows us to efficiently export pulp produced at our Aracruz pulp mill and to receive and export pulp from the Veracel facility. In addition, we export pulp and paper products from a terminal and warehouse that we operate at the port of Santos, in the State of São Paulo.

Customer base

We have long-term relationships with leading global paper manufacturers, particularly in the tissue segment. As of December 31, 2016 and December 31, 2015, most of our sales were made under contracts, some of which contain exclusivity provisions. We have traditionally focused on tissue and specialty paper producers that value the high-quality pulp we produce and the reliability of supply that we provide. Most of those producers have been our customers since our inception.

On May 4, 2015, Fibria (as intervening party and guarantor); Fibria International Trade GmbH and Klabin S.A. entered into a Eucalyptus Pulp Offtake Agreement for the supply of hardwood pulp produced at the Klabin plant in the state of Paraná (Puma Project), which had its operational startup in 2016. The agreement establishes a firm commitment for acquisition by Fibria or its subsidiaries of a minimum of 900,000 tons per year of hardwood pulp, for exclusive sale by Fibria or its subsidiaries in countries outside South America. The additional volume produced by the new plant is being sold by Klabin directly as follows: hardwood pulp in Brazil and South America, and softwood pulp and fluff in the global market. The agreement term is six years, four of which at a minimum volume of 900,000 tons and two years of a gradual reduction of volume (phase out). The volumes for the fifth and sixth years shall be equivalent to 75% and 50%, respectively, of the volume delivered in the fourth year of the agreement. The sales volume envisaged in the agreement may be reduced at any time, through prior notification, by up to 250,000 tons for a future possible integration in packaging paper (waiver). The agreement may also be renewed by mutual agreement. The purchasing and selling price shall be based on the average net price charged by Fibria, FOB (Free on Board) Paranaguá. On July 30, 2015, the agreement was approved without any reservations by the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica — CADE). Fibria sold an additional 478 kilotons as a result of our agreement with Klabin.

Conducting our operations in a sustainable way

We are committed to operating our businesses and resources in a sustainable manner in accordance with world-class sustainability standards. In 2016, we were included in the 2016/2017 portfolios of the Dow Jones Sustainability Indices, or DJSI, for global and emerging markets, which include a selection of companies with the best corporate sustainability practices in the world (DJSI World) and in the emerging markets (DJSI Emerging Markets). We have been recognized by both DJSI World and DJSI Emerging Markets as a leading forestry and pulp producer company. Since 2005, we have also been listed in the Corporate Sustainability Index (ISE) — a list of companies whose shares are traded on the BM&FBOVESPA, that maintain an elevated commitment to improved practices in the areas of sustainability and corporate governance.

We believe sustainability is an essential component of our corporate strategy and have implemented corporate governance practices and a sustainability policy, which seek to align and implement our sustainability strategy into our business model. We have a Sustainability Committee that advises our Board of Directors which is led by the Chairman of the Board and includes several independent members with diverse backgrounds. Our Sustainability Committee meets three times a year to evaluate our sustainability strategy and its implementation.

Materiality Assessment

In 2016, we updated our Materiality Assessment, which identified the most relevant issues for the Company and for society, taking into account its strategy and the perception of its stakeholders. The process included analysis of documents, interviews with executives and stakeholders, online and social media surveys and a discussion panel with experts. The process defined 13 material themes:

•                  Relationship with Communities

•                  Water Resource Management

•                  Sustainable Forest Management

•                  Climate Change

•                  Innovation and Technology

•                  Regional and Local Development

•                  Transparency and first mover/leader in institutional matters

•                  Supply Chain Management

•                  Business Expansion

•                  Human Capital Management

•                  Economic Management

•                  Relations with the Government

•                  Focus on the Customer

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

The intersection of these issues led us to establish Long-Term Targets for 2025, which are annually monitored by the Executive Board. These targets are not exhaustive or static and can evolve or include new commitments, as the market, we or society demand it. Additionally, the Long-Term Targets do not replace the conventional tools of management, including Short-Term Targets, which will be aligned with the Long Term. In addition to the Long Term Targets highlighted below, Fibria will announce in early 2017 Long Term Targets related to water usage.

The 2025 Long-Term Targets are the following:

Optimize the use of natural resources

Our target is to reduce by one-third the amount of land required for the production of pulp, by increasing productivity from 10 tons of pulp per hectare per year, in 2010, to 15 tons of pulp per hectare per year with new clones planted in 2025, through:

•      classical breeding

Benefits:

•      lower concentration of land

•      greater availability of land for other purposes

•      increased competitiveness and greater return to shareholders

2016 results: 11.75 tons of pulp per hectare per year (potential of new clones effectively planted in 2016).

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

2016 results: net capture of approximately 8.5 million tCO2eq.

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

2016 results: 16.5 thousand hectares under restoration from 2012 to 2016.

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

2016 results: 32.25 % reduction in industrial solid waste to landfills in relation to 2011.

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

2016 results: 70.6% of approval on average (research is conducted every three years).

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

•                  leadership of the community in its development

•                  increased managerial and technical skills of community members

•                  autonomy of the communities in relation to the private and public sectors

•                  stimulation of the construction of social capital

•                  reduction of conflicts and maintenance of good relations with neighboring communities

2016 results: 26% of the projects are considered self-sustainable.

Corporate Governance

We have a robust Governance, Risk and Compliance (GRC) department, which is directly linked to the Chairman of the Board of Directors and reports to the Statutory Audit Committee, that covers the following processes: Internal Audit, Corporate Governance, Risk Management, Internal Controls, Compliance, Ombudsman and encompasses the following compliance of policies; derivatives, debt and investments pricing; market and credit risk analyses; crisis management; business continuity planning and Enterprise Risk Management (ERM). The goal of the ERM is to ensure through a well-defined methodology that all significant risks are mapped and analyzed, with the appropriate treatment and control determined, in accordance with the Risk Management policies approved by the Board of Directors. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and “Item 16B — Code of Ethics”.

In 2015, we developed the Dividend Policy, the Policy of Authorities and our Sustainability Policy, all of which were approved by the Board of Directors and are available at our website, in order to maintain our business within the highest levels of integrity and transparency.

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

In 2016, we reinforced the Competition Law Compliance Policy (Antitrust) and the Anticorruption Policy through trainings and workshops. The Code of Conduct is the basis of our identity. It is where we express our fundamental, non-negotiable values that indicate the directions we should take in order to maintain an honest and positive work attitude. In view of the current business challenges and in line with its Values and Beliefs, we reinforced our Compliance Program through several training programs in 2016. For Fibria, being in compliance means to comply with and enforce internal and external, laws, rules, regulations and commitments, whether they have been assumed voluntarily or imposed on the organization. This initiative represents the maturation of our governance model, an evolution resulting from the existing culture of compliance. The Compliance Program assumes the adoption of preventive compliance measures, creating positive evidence of protection for the organization, contributing to mitigating possible sanctions and preserving our reputation as an intangible asset.

In line with the Compliance Program, the GRC department established a governance process to the monitoring cockpit, which is a dashboard with the main Company’s obligations and business requirements. According to the seven program pillars, it includes Laws and Regulations; Licenses; Permits and Certifications; Contracts and Agreements; External Reporting; Support to Competition / Antitrust; Prevention of Losses and Fraud; and Anti-Corruption.

Also in 2016, the Controls and Compliance Area performed a Risk Assessment on Relationships with Public Agents. This initiative was enacted to identify Fibria´s interactions with public agents such as politicians, government entities, among others.

According to the Compliance Program, the following themes were addressed throughout the year: Anticorruption, Antitrust, Legal Representations, Donations, Partnerships, Sponsorships, Portocel Internal Controls Review.

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

Our Strategies

Increase our market share in the international pulp market

We intend to benefit from our competitive strengths to further increase our market share in the international pulp market. We have focused our marketing efforts on the sale of BEKP to tissue manufacturers, a market segment that, in addition to being generally more stable than other market segments, has experienced global consumption growth at an average annual rate of approximately 3.5% during the period from 2012 to 2016, according to RISI. According to a 2017 forecast by RISI, global tissue consumption is expected to continue to grow at the same rate of 3.5% from 2016 to 2021, with China accounting for approximately 40% of the total tissue consumption growth during this period. We believe that we can further increase our market share by leveraging our long-term customer relationships and focusing on customer service and product customization. We continue to strive to meet our customers’ needs by supplying customized pulp products with specifications that facilitate their use in manufacturing specific paper products. We strive for a high degree of customer satisfaction and are working to further improve our inventory management, which we believe will allow us to reduce our delivery cycles and better service our customers.

On May 4, 2015, we entered into an offtake agreement with Klabin for the supply of eucalyptus hardwood pulp produced at the Klabin plant in the state of Paraná (Puma Project), which comprises a pulp production capacity of 1.5 million tons of hardwood and 400 thousand tons of softwood and fluff and which had its operational startup in 2016. The agreement establishes a firm commitment for our acquisition of a minimum of 900,000 tons per year of hardwood pulp, for exclusive sale in countries outside South America. The additional volume produced by the new plant will be sold by Klabin directly as follows: hardwood pulp in Brazil and South America, and softwood pulp and fluff in the global market. The agreement term is six (6) years, with the last two years being a gradual phase out period, and may also be renewed by mutual interest. The pulp volumes derived from the deal with Klabin will be included on Fibria’s global commercial strategy. Besides our business rational that Klabin’s volumes are being placed into the market in a smoother way regarding pulp prices impact than if by a newcomer in the hardwood market pulp industry, due to our commercial and logistics expertise, the deal is allowing us to obtain logistics and commercial optimization and synergies, support our customers’ growth, enhance our ability to meet customers’ needs and also represents potential for the development of new customers.

Enhance our financial strength and corporate governance

Our total consolidated indebtedness as of December 31, 2016 and 2015 amounted to R$16,153 million and R$12,744 million and 93.0% and 91.6% of which represented long-term indebtedness, respectively. We have been implementing a consistent and disciplined approach focused on the financing of the Horizonte 2 project and the seek for competitive finance sources to improve our capital structure, recover and maintain our investment grade rating and secure financing for our growth strategy under favorable market conditions.

As a credit quality recognition, Fitch and S&P reaffirmed the investment grade rating for Fibria in 2016, despite Brazil’s sovereign rating downgrade to speculative grade. S&P has revised the Company’s outlook to negative from stable. For a more detailed description of our Liability Management Plan, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Liability Management Plan.”

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

During 2015, we started to implement a new trailer to transport wood logs and woodchips, internally called PIFF, which is lighter than the regular trailer available in the market and allows a 10% yield increase on wood volume transportation. The PIFF trailer was developed by us with the Brazilian university UFSCAR and currently we are under process for intellectual property registration. With such new trailers, we focus on the wood costs reduction, which are among the most relevant of our pulp production costs and therefore a priority for us. Considering all the wood logs transportation by truck we have, the PIFF is currently operational on 100% of our Três Lagoas, 51% of our Jacareí unit and 36% of our Aracruz unit.

In 2015, we implemented a harvest mechanization project in our hilly-forested areas of Vale do Paraiba located in Sao Paulo state, which provides wood for our Jacareí unit. Previously, the mechanized harvest was locked up at 24 degrees steep. With the project, we increased our harvest productivity through mechanized operation in hilly areas until 35 degrees. Therefore, harvest with manual staff decreased significantly to areas extremely steep only. Besides the operational gain, mechanized operations also represents an improvement in safety. In 2016, all efforts of the harvesting operation were directed toward consolidation of mechanization in areas between 24 and 35 degrees. In 2017, the focus is to further reduce manual cutting activities. Studies are currently in progress with the aim of mechanizing the harvest above 35 degrees in the Vale do Paraíba region.

In 2015, we launched a maritime shipping new project at Portocel to increase the wood cargo handling for our Aracruz unit, which is expected to startup in 2017. When completed, we expect to improve our competitiveness through the reduction in wood costs.

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

In December 2015, we executed a real estate purchase and sale commitment with VID, for: (i) the selling by us of the rural real estate located in the cities of Votorantim and Sorocaba, in the State of São Paulo, totaling 5,042 hectares, for the amount of R$172 million and (ii) the purchase from VID of the rural real estate located in Capão Bonito and Itapeva, also in the State of São Paulo, totaling 33,994 hectares, for the amount of R$452 million. Such transaction was intrinsically in accordance with our target composition of land categories. During 2016, according to our strategy to reduce the structural forestry cost in São Paulo unit, we purchased wood from the market for R$79 million with future leasing of this area of 2.91 thousand hectares, with lower operational cost, higher productivity, lower declivity, average distance of 250 km from the mill and optimized transportation setup. This initiative allowed us to remove from the supply plan of this unit 3.79 thousand hectares, especially in Minas Gerais state, where there is lower productivity and average distance of 370 km from the mill. In Aracruz unit we developed the leasing of 8.08 thousand hectares in line with the strategy of reducing operational cost, mitigation of climate change risk, and allowing future write offs of unattractive areas.

Continue to develop state-of-the-art technology in the forestry area

Technological research and development has made it possible to improve our productivity while reducing the impact of our operations on the environment. In the forestry area, an intense research program and the adoption of modern forestry practices have significantly increased our competitiveness. The genetic improvement of eucalyptus trees through classical breeding has allowed us to use superior clones in our plantations, resulting in higher productivity. We currently perform 100% of our planting operations with improved clones. Higher process efficiency and better seedling’s quality were achieved due to a pioneering procedure for eucalyptus vegetative propagation (cloning). In the decade ending 2010, the average annual amount of pulp produced by our forests was about 10.6 tons per hectare per year, compared to 6.4 tons during the 1970s. One of Fibria’s long-term targets is to reduce by one-third the amount of land required for the pulp production, through increasing productivity by classical breeding. The goal is to reach 15 tons of pulp per hectare per year in plantations established with new clones deployed by 2025.

By continuing to focus on cutting-edge technological research and development, we aim to strengthen our position as one of the leading developers of technology in the forestry area, to maintain our position as a low-cost producer while meeting our standards of high quality production, to increase the portfolio of products that we offer to our customers and to maintain our reputation as an environmentally friendly and socially responsible manufacturer, while increasing the value of our forestry biomass. For instance, in 2012, Fibria and Ensyn Corporation created a strategic alliance involving a 50/50 joint venture for the production of cellulosic liquid fuels and chemicals in Brazil. More recently, in connection with Fibria’s vision of creating new products from its forest base, Fibria recorded a major advance on the lignin research front by acquiring the assets of the Canadian company Lignol Innovations, now known as Fibria Innovations.

Sustainability

For Fibria sustainability involves incorporating social and environmental aspects, long-term value generation strategies and stakeholder views resulting from dialogue into the business strategy and management. We are part of a value chain that gives importance to numerous aspects beyond traditional operations, such as developing a skilled and engaged workforce, managing and promoting projects that promote the growth and welfare of neighboring communities, preserving and recovering native forests, sequestering carbon, sustainable pest control, reducing waste, managing with transparency, and strengthening communication channels with civil society, the government and media. Sustainability embodies the recognition of public opinion, customer loyalty, employee pride and trust of partners and neighbors. Furthermore, it decreases risks, creates opportunities and makes us stronger to meet the needs of an increasingly demanding market that is mindful of the planet’s delicate balance.

Since 2015, Fibria has a Sustainability Policy, approved by the Board of Directors and available on the Company’s Investor Relations website, making a further contribution to the governance of our aspirations, which are already an integral part of our business proposition.

In 2016, Fibria published a position paper on human rights disclosing the Company’s commitment to respecting and supporting universally recognized basic human rights, as well as establishing principles and regulations to value and protect these rights in its direct or indirect activities and its production chain.

Community Relations

We operate in seven Brazilian states and in over 242 municipalities, where Fibria owns mills, eucalyptus plantations and conservation areas. Neighboring our areas, there are independent wood suppliers with whom we hold long-term contracts for the supply of raw material for pulp. We have forged a wide range of relationships with diverse communities (traditional or otherwise), which are primarily impacted by its forestry activities. Therefore, quality relations with communities in the vicinity of our operations are crucial to our performance. We have continuously investing in community engagement processes and socio-environmental projects designed to foster social inclusion and improve the quality of life of neighboring populations. These programs help to strengthen its social capital, generate jobs and income, improve the locals’ quality of life, and above all establish a constructive dialogue in search of common solutions. Fibria seeks to ensure social legitimacy for its business by encouraging the integration of these communities into its forestry business, while seeking to establish planning and monitoring mechanisms aimed at identifying, preventing and mitigating the impacts of its activities.

Fibria’s Strategy for Community Relations and Social Investment includes five levels: survey and diagnosis of impacted communities, Relationship Prioritization Matrix, dialogue enhancement, relationship methods and tools, and monitoring. In 2016, over 7,000 families were benefited in multiple ways from their involvement in Fibria’s social-environmental programs. Since 2009, Fibria has invested over R$150 million in its programs of social development. In 2016, over 1,500 new families joined Fibria’s social projects, totaling 7,000 families with evidenced income being generated from these projects. In 2016, 3,555 families were involved in the Rural Territory Development Program (PDRT) in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo. The increase in wages since the beginning of the project is equivalent to approximately 2 to 4 minimum monthly wages per family. These funds come from Fibria and third parties such as the BNDES, the Votorantim Institute and members of the Responsible Network, comprised primarily of the Company’s suppliers and customers.

Horizonte 2 and Sustainability

Fibria has created a series of initiatives alongside stakeholders to work on socio-environmental risks related to the Horizonte 2 Project, Três Lagoas Mill Expansion:

Working Group on Sustainability and Compliance: Given the complexity of the project and the number of people involved, Fibria and its suppliers must deal with a number of impacts and risks, and it is thus better to work together. To this end, the company organized the Working Group on Sustainability and Compliance, which comprises the largest suppliers of labor and representatives of all Fibria’s departments directly associated with the project. The Working Group maps social and environmental and compliance risks and opportunities, and prioritizing action plans to mitigate and address these.

Doing Good Program: To raise awareness and mitigate risks of child sexual exploitation and abuse in the Três Lagoas region, Fibria involved local players in order to develop a structured program to protect children and teenagers of Três Lagoas in a preventive manner. From May to October 2016, over 21 thousand workers from the region were engaged and 145 training workshops were given.

Public Management Support Program (PAGP): is a joint program involving the Votorantim Institute, the Inter-American Development Bank (IDB) and the local government of Três Lagoas who together support the improvement and modernization of public administration while coordinating partnerships and resources and fostering active transparency.

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

The Alvorecer Project initiative began in 2011 when the Company agreed to negotiate with the National Institute for Settlement and Land Reform in Bahia (INCRA/Bahia) and facilitate the expropriation of land. Since then, the project has been consolidating itself as the most advanced model of a cooperative agricultural production system in the country. During this period, 100 technicians were trained through the program “Yes You Can”. The subprojects “Plantas Medicinais e Medicamentos da Biodiversidade em Sistemas Produtivos Agroflorestais” and “Monitoramento e Análise das Condições de Vida e Saúde e Fortalecimento das Ações de Saúde” are contributing to a significant improvement in the participants’ health.

Relations with Governments

Fibria contributes to the development of public policies by means of various organizations of which it is a member, representing the forestry and the pulp and paper sectors.

Annual Report

Fibria adheres to the Global Reporting Initiative G4 guidelines for disclosure Comprehensive level, as well as the framework of the International Integrated Reporting Council (IIRC) and undergoes external verification. Through this process, we seek to annually account for how we are addressing challenges and achieving results, with regard to sustainability strategy and a vision for the future, as well as our role in society. The Annual Report includes details of commitments and performance on the governance, economic, financial, social and environmental aspects of the business following the principles of Materiality, Stakeholder Inclusiveness, Sustainability Context, Completeness, Balance, Comparability, Accuracy, Timeliness, Clarity and Reliability. The Annual Report is widely distributed to all of Fibria’s stakeholder groups, from community leaders to ESG and long-term investors and analysts.

Our Products

Pulp

In 2016, we produced 5,021 kilotons of pulp representing 34% of total Brazilian hardwood pulp production. In 2015, we produced 5,185 kilotons of pulp representing 30% of total Brazilian hardwood pulp production.

The following table sets forth the breakdown of our BEKP net revenues by region for the periods indicated.

	2016		2015		2014
	(million Reais)		(million Reais)		(million Reais)

Net Revenues
Europe	3,508	37%	4,312	43%	2,935	42%
North America	2,072	22%	2,468	25%	1,707	24%
Asia	3,040	32%	2,390	24%	1,769	25%
Brazil/Others	905	9%	818	8%	592	9%
	9,525	100%	9,988	100%	7,003	100%

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

Eucalyptus planting is made respecting the most advanced technology related to soil cultivation combining the best practices of natural resources conservation and high productivity planting. As a result, it is possible to implement our forest base with minimum soil interference maintaining microorganisms and protection against erosion. Silviculture is responsible for the planting and maintenance of the forests until the harvesting process starts.

After approximately 6 to 7 years, the eucalyptus trees are harvested. We use advanced and automated harvesting equipment in our forests. After harvested, the wood logs are transported by either truck, rail or barge (or a combination of these) from the forests to our production facilities. During harvesting all barks, treetops and other biomass sources remain on the ground to preserve soil fertility. The logs are then transported to our production facilities where they are unloaded and then taken by conveyor belt to be debarked and chipped as will be described below.

Our forestry base is broad and diversified, comprised of total forestry area of approximately 1,056 thousand hectares as of December 31, 2016 located in 7 Brazilian states, consisting of approximately 633 thousand hectares of planted areas, approximately 364 thousand hectares of preserved areas (excluding the forest base linked to the sale of forest assets in Southern Bahia State and Losango), and 59 thousand hectares related to other uses such as roads.

The following table describes the location and the area of our forest base as of December 31, 2016:

State	Plantation	Conservation	Other	Total
	(in hectares)

São Paulo	79,680	54,618	9,640	143,938
Minas Gerais	13,470	11,465	1,155	26,090
Rio de Janeiro	1,517	1,433	212	3,162
Mato Grosso do Sul	282,535	117,892	21,718	422,145
Bahia(1)	135,618	111,642	14,583	261,843
Espírito Santo	118,758	62,065	10,594	191,417
Rio Grande do Sul	1,416	4,808	1,534	7,758
Total(2)	632,994	363,923	59,436	1,056,353

(1)                                 Includes the forests associated with the production facility of Veracel. Excludes forest base linked to the sale of forest assets in Southern Bahia State.

(2)                                 Excludes forestry partnership program areas (119 thousand hectares with 73 thousand forested hectares).

Forest Preservation and Natural Resources

All of our wood comes from tree plantations rather than from native forests. Since the 1980s, we have been harvesting eucalyptus through uniform propagated seedlings from carefully selected trees, planted in already degraded pasture lands, which is assured by our forest management certifications. The characteristics of the seedlings we select are matched to different regions. This method allows us to (1) greatly increase forestry productivity, reducing the demand for new lands, (2) comply with environmental regulations, and (3) contribute to carbon reduction in the atmosphere.

Pursuant to the Brazilian Forestry Code (Law No. 12,727/ 2012), we are required to set aside 20% of our areas for preservation, conservation and environmental recovery. The Company is located in the Atlantic Rain Forest and Cerrado, two biodiversity hot spots, and in 2016, we maintained 364 thousand hectares, of our forest base for conservation purposes. These areas consist of either natural forests, riparian buffer zones, or natural vegetation with specific ecological characteristics. Furthermore, we maintain a restoration program to recover degraded areas and endangered flora species.

We also invest in environmental studies and continuous monitoring, together with national and international universities, research centers, specialized consultants and NGOs, in order to assure the environmental performance of our plantations and ensure the conservation of ecosystems and the availability of natural resources where we operate. This is done by imposing conservation and improvement measures in the forestry activities plans considering the area environmental conditions.

In 2016, we conducted or supported approximately 55 initiatives related to biodiversity and forestry management improvement. The projects cover different types of monitoring of water resources and biodiversity as well as endangered species protection, environmental education, carbon sequestration and landscape planning focused on biodiversity.

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

The main certifications for the forest industry are: the Forest Stewardship Council® (FSC®), given by an independent, non-governmental, not-for-profit organization and Cerflor created by the Brazilian program of forest certification, recognized internationally by the Program for the Endorsement of Forest Certification Schemes - PEFC. The forestry certification system is divided in two categories: Forest Management, which verifies whether the wood is produced according to high standards that protect the environment, and Chain of Custody, which verifies that the Company uses only certified wood as raw material.

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

Industrial

We highlight the following aspects of our industrial operations:

•                  Eco design and eco-efficiency

•                  Water footprint program

•                  Controlled emission of carbon dioxide

•                  Focus on operational stability

In the industrial operation, the pulp is extracted from the wood by a process known as the Kraft Process. Among the innumerous advantages from an environmental standpoint, it is self-sufficient in thermal and electrical energy, since biomass is the main input used to produce them.

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

The following table provides certain information regarding our production facilities and production for the years indicated:

		Annual Production	Production for the Year Ended December 31,
Facility	Location	Capacity	2016	2015	2014
		(in thousand
		tons per year)
Pulp Units:
Aracruz	Espírito Santo	2,340	2,207	2,328	2,356
Três Lagoas	Mato Grosso do Sul	1,300	1,236	1,248	1,276
Jacareí	São Paulo	1,100	1,028	1,047	1,085
Veracel (1)	Bahia	560	550	562	557
Total		5,300	5,021	5,185	5,274

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

Energy

Of the total amount of thermal and electrical energy we self-generated, 90% was from renewable fuels, such as biomass and black liquor that are byproducts of the pulp production process, and 10% was from non-renewable fuels that we purchased, such as fuel oil and natural gas. In 2016, we generated internally approximately 111% of our electric energy requirements for our pulp production process including the amount of exportation.

Chemicals

We use several chemicals in the pulp bleaching process. As we have significant dependence on certain chemicals, we maintain long-term “take-or-pay” contracts with suppliers of chemical products, fuel oil, diesel and natural gas for periods ranging from one to ten years, in order to mitigate this dependence. See “Item 8. A. Consolidated Statements and Other Financial Information — Commitments”.

Water

While not a significant cost component of our raw materials, water is essential to the production of pulp. In 2016, we used 31.1 cubic meters of water per ton of pulp (as compared with a consumption rate of 25 to 50 cubic meters per ton, as recommended under the EU IPPC Directive — Integrated Pollution Prevention Control — which sets out environmental protection best practice guidelines for paper and pulp mills and is widely adopted across the world as a recognized standard in production). We believe that our water usage rates are among the lowest within the pulp and paper industry and we are continually introducing new technology and implementing improvements in our industrial processes and methods to further decrease these rates. We believe that our water supplies are currently adequate.

The water used at the Três Lagoas and Jacareí units is obtained from the Paraná and Paraíba do Sul Rivers, respectively, which are adjacent to our mills. Each river system is within a separate hydrological river basin, thereby reducing the overall risk of unavailability of water due to adverse atmospheric or hydrological conditions. In the Aracruz Unit, water is provided by several rivers and a public interest project developed by us and the municipal governments of Aracruz and the neighboring city of Linhares, under which we may obtain water from the Rio Doce River through an existing system of canals and rivers. The project provides water for the local communities and for the industrial and chemical districts of the municipality of Aracruz, as well as for irrigation of agricultural activities in the northern region of the State of Espírito Santo. The water from these sources flows into a 35 million cubic meter reservoir on the mill site. We estimate that the reservoir in the Aracruz Unit holds enough water to supply the mill’s needs for a five-month period in the event of a drought. The contamination of the Rio Doce River by mine tailings caused by the Samarco accident required the Company’s Aracruz Unit to suspend its use of water from the Rio Doce River for a short period, without impact to Aracruz unit operations. At the time of the accident, the water reservoir of the mill had at least 90 days of water supply.

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

Solid Wastes

Solid wastes generated in the production process are collected, treated and disposed by an efficient waste management program. Whenever possible, we have identified how solid waste materials generated during our pulp production processes may be put to alternative use. With the inorganic material, we produce a soil acidity corrector used in our forests. Part of the organic material is used as fuel in biomass boilers.

The remainder of solid waste is processed by recycling systems into organic and inorganic material for use in our forests or disposed of in licensed landfill sites. We collect, treat and dispose of the small amount of hazardous waste generated by our facilities in accordance with Brazilian law.

Climate Change and Greenhouse gas emissions and remotions

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

Our main risk prevention measures are listed below:

•                  the control and monitoring of production;

•                  studies into the genetic improvement of eucalyptus production in order to identify those species most adaptable to different climate conditions;

•                  the monitoring of water consumption in forest areas;

•                  mapping areas with potential water usage overlapping;

•                  projects related to improving energy efficiency and waste energy recovery, water reuse and the stability of the industrial process;

•                  the exploration of different means of transport;

•                  waste reduction and reuse;

•                  conservation practices in soil management and improvement of fertilizer recommendations;

•                  restoration and conservation of natural areas around springs and other water resources;

•                  disclosures of our greenhouse gas (GHG) emissions and remotions inventory, which is focused on the pulp value chain emissions.

In 2016, we published our eighth GHG emission inventory, referred to 2015 activities, which considered the industrial and forestry activities of the Aracruz (ES), Três Lagoas (MS) and Jacareí (SP) units, as well as their pulp export logistics operations.  The report presents a net balance of 1.57 tCO2e/ton removed from atmosphere for each pulp produced, stating the increment of biomass as energy source in our process. We will published our greenhouse gas inventory related to 2016 activities by March 2017.

Bureau Veritas Certification, according to ISO 14064-1 and Brazilian Program GHG Protocol, an official adaptation of GHG Protocol, certificated the inventory.

Our 2016 GHG emission inventory was based mainly on GHG Protocol, a calculation protocol developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD), adapted by the International Council of Forest & Paper Associations (ICFPA) for the pulp and paper sectors.

In 2010, BM&FBOVESPA launched a new Index — Índice Carbono Eficiente (ICO2) — to promote the adoption of environmental practices around climate change by Brazilian companies and since then we have been selected as part of the Index. In 2012, an Exchange Traded Fund (ETF) was launched based on ICO2 index.

Operational Stability

The challenge of this concept consists of engaging the industrial and forestry’s operations teams in a new one “Operational Strategy” in which the production rhythm would be modulated up and down, respecting the instantaneous limits of capacity of each process sector. To reach larger stability it was necessary also to reduce the frequency and duration of the occurrences that generated stops and/or reduction of production rhythm. In 2016, the operating stability was again above 90%, evidencing the operational excellence as one of the main competitive strength and value creation driver of our company.

From 2015 onwards, the Regulatory Standard 13 (Boiler and Pressure Vessel Inspection) extended the maximum period between recovery boiler inspections from 12 to 15 months. Consequently, downtimes that used to take place on an annual basis, usually at the same time of year, are undergoing planning changes in accordance with the new regulation. In the long term, this extension will reduce costs and increase output. During 2015 and 2016, we increased our knowledge of operating stability and cost efficiency in running our mills for a 15 month period.

Please find below the scheduled maintenance downtime from 2014 to 2018:

Logistics

Delivery of Wood to Our Pulp Mills

Our forests, including the wood purchased in the market, are located an average distance of 283 kilometers from our pulp mills. We transport wood to our mills by truck, rail and sea barge. The trucks and sea barges are owned and operated by independent contractors who transport wood from our forests to our production facilities. In 2016, we transported approximately 17.6 million cubic meters of wood to our mills, approximately 83% by truck, 16% by sea barge and 1% by rail. Although the percentage of wood transported by sea barge and rail was relatively low, by using these transportation methods, we were able to reduce the logistics costs of our Aracruz and Jacareí mills. Transportation of wood to the mills represents a large portion of our pulp production costs, and reductions in our transportation logistics costs are priorities for us.

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

In 2015, we initiated a temporary logistic operation to transport wood from Rio Grande do Sul State to our Aracruz unit located at Espírito Santo State by coastal vessels. The wood is loaded at Rio Grande port and unloaded at port of Barra do Riacho (Portocel), which is located approximately 3 kilometers from Aracruz mill. The wood related to this logistic setup derives from some supply agreements settled by us (through the former VCP) with local farmers in Rio Grande do Sul State at the time we envisioned the Losango Project. We expect to have such operation in service for 3 years. Please see “Item 4. Information on Fibria — A. History and Development of Fibria — the Losango Project”.

Due to its location in the State of Mato Grosso do Sul, which is landlocked and lacks any rail infrastructure, the Três Lagoas unit relies entirely on transportation by truck of its wood to the plant. The agreement with Wilson & Sons was terminated early by the mutual agreement of both parties.

During 2015, we started to implement a new trailer to transport wood logs and woodchips, internally called PIFF, which is lighter than the regular trailer available in the market and allows a 10% yield increase on wood volume transportation. The PIFF trailer was developed by us with the Brazilian university UFSCAR and currently we are under process for intellectual property registration. With such new trailers, we are focused on our wood costs reduction, which are among the most relevant of our pulp production costs and therefore a priority for us. Considering all the wood logs transportation by truck we have, the PIFF is currently operational on 100% of our Três Lagoas, 51% of our Jacareí unit and 36% of our Aracruz unit.

Distribution Planning

As a result of our commercial strategy to reinforce our position in the global pulp market and focus on long-term relationship with our customers, we invest in technology and develop best practices regarding our logistics. Our distribution planning is based on the concept of integrated systems. Therefore, our pulp mills, commercial offices and third party logistics worldwide have access to the most accurate real-time information allowing the planning team to manage Fibria’s supply chain with high standards and provide reliable logistics services to our customers, maintaining inventories in several distribution centers located in North America, Europe and Asia.

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

Aracruz mill

Aracruz’s pulp production is mainly destined to export markets. It has one of the most optimized pulp logistic setups between mill and port in the world as this mill is three kilometers far from the port of Portocel, which provides operating reliability and competitive logistic costs. The pulp transportation between pulp mill and port is made by special trucks to optimize costs and guarantee bales quality.

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

Veracel mill

Veracel’s production is also exported. A multi-modal (truck and barge) transportation system connects the mill to the domestic port of Portocel. Firstly, the pulp is taken by truck, through a dedicated road, from the mill to Belmonte maritime terminal. From this terminal, pulp is carried up to Portocel by barge.

Port Operations

The pulp produced for export is shipped on dedicated vessels or partial service ones - provided by carriers with long-term contracts in place - to our terminals overseas and is then delivered to our customers. We operate in two ports, Santos at Sao Paulo State and Barra do Riacho at Espírito Santo State.

South Korean Pan Ocean Co. Ltd, pursuant to a long-term agreement, operates five vessels that are exclusively dedicated to our operations. We supplement this through contracts with partial service vessels chartered as required to meet export needs.

Beginning in May 2016, we started to receive Klabin´s Project Puma pulp under our offtake contract, which is delivered to us into vessels that depart from Paranaguá Port at state of Paraná. The very first vessel shipping this pulp departed with 20.000mt with final destination to Asia.

With dedicated vessels and partial service vessels, Fibria is able to fully meet the export demand, with guaranteed service quality and cost efficiency.

Port of Santos

The port of Santos is located on the coast of the State of São Paulo. From this port, we export pulp produced at the Jacareí and Três Lagoas mills which are located approximately 150 and 750 kilometers far from Santos port, respectively. We have a concession from the government of the State of São Paulo to operate a terminal and a warehouse at this port. The concession was granted under an operational lease agreement with Companhia Docas do Estado de São Paulo—CODESP that expires in September 2017. This particular warehouse has a storage capacity of 38 thousand metric tons of pulp and supports exports from the Jacareí mill. The operation of the port has facilitated the growth of our exports because it allows us to load vessels with pulp directly from our terminal, thereby significantly reducing freight and handling costs. Additionally, Fibria is building a new terminal located at the Port of Santos that will increase storage capacity. The forecast is that this terminal will be ready to operate by September, 2017. Besides these terminals, Fibria has a contract to operate terminal T31 at the Port of Santos that supports exports from our Três Lagoas mill.

To facilitate exports out of our Três Lagoas mill, we have also signed a long-term contract with a terminal operator at Santos (Gearbulk Terminals) for additional storage capacity of 50 thousand metric tons of pulp at a new specialized terminal where rail connection and vessel berth priority were also considered.

In order to maintain our export capacity in the long term, on December 9, 2015 we participated in a public auction promoted by the regulatory agency “Agência Nacional de Transportes Aquaviários - ANTAQ”, for the concession of the public areas and infrastructures for handling and storage of paper, pulp and general cargo at port of Santos for an initial period of 25 years. The Company was awarded the contract based on its proposal for the same Macuco Terminal (STS07 or Terminal 32), in the amount of R$115 million. We will continue to evaluate other competitive alternatives to ship our pulp.

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

Environmental policies

The Brazilian Constitution grants the federal government, state and municipalities the power to enact environmental protection laws and issue regulations under such laws. While the federal government has the power to promulgate environmental regulations setting forth-minimum standards of environmental protection, state governments have the power to enact more stringent environmental regulations. The municipalities may only issue regulations with respect to matters of local interest or to supplement federal or state laws. Most of the environmental regulations in Brazil are thus at the federal and state levels rather than at the local level, with environmental standards established in the operating permits issued to each plant rather than through regulations of general applicability. Applications for the renewal of operating permits are reviewed periodically.

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

Pursuant to Brazilian law, individuals or legal entities that violate environmental laws can be punished by criminal and administrative sanctions. Criminal sanctions range from fines to imprisonment, in case of individuals, including directors, officers and managers of legal entities, or dissolution, in the case of legal entities. Administrative sanctions include fines, partial or total suspension of activities, forfeiture or restriction of tax incentives or benefits, and cancellation or suspension of financings from governmental agencies. In addition to criminal and administrative sanctions, pursuant to Brazilian environmental laws, the violator must also recover or indemnify the damage that was caused to the environment and third parties. Because Brazilian environmental law uses a standard of strict liability in determining the obligation to remediate damages caused to the environment and to indemnify affected third parties, the imposition of any such obligation is made regardless of whether the polluter is found to have been negligent. In addition, the corporate structure of a polluting company may be disregarded if the structure is deemed an obstacle to the complete recovery of the environmental damages.

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

Insurance

We maintain fully comprehensive insurance with leading insurers to cover property damage and business interruption risk, as well as in respect of international and domestic transportation. Our property insurance policy has maximum risk coverage of R$8,800 million, which we believe offers more than sufficient coverage for our current assets. The Horizonte 2 project is covered during the construction and commissioning phase by an engineering risk policy, that will be converted to a property policy once the project is concluded, with a maximum risk coverage of R$5,500 million. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$25 million, corresponding to R$81.5 million as of December 31, 2016.

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

In March 2005, Aracruz entered into a Pulp Supply and Purchase Agreement with Veracel pursuant to which Aracruz has agreed to buy 50% of the annual output of pulp from the Veracel mill. This agreement entered into force in May 2005, and will be in effect for as long as the Veracel Shareholders’ Agreement is effective. In May 2014, Fibria commenced an arbitration against Stora Enso for alleged breach of its obligations under certain provisions of the Shareholder’s Agreement. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information. - Contingencies”.

C.                                    Organizational Structure

The chart below shows our organizational structure as of December 31, 2016 (% of total capital):

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

Among the subsidiaries presented in the chart above, we highlight:

•                  Fibria-MS Celulose Sul Mato Grossense Ltda: a wholly owned subsidiary established for Três Lagoas mill operations.

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

•                  Veracel Celulose S.A.: a joint operation between Fibria Celulose S.A. (50%) and Stora Enso (50%) where we have the Veracel Unit operations.

•                  Fibria Overseas Holding KFT (located in Hungary) is the company established to hold the participation in its subsidiary Fibria Trading International KFT (Hungary), as described below.

•                  Fibria Trading International Commercial and Servicing Limited Liability Company or Fibria Trading International KFT in its abbreviated form (located in Hungary), Fibria Celulose (USA) Inc (located in Delaware) and Fibria International Trade GmbH (located in Austria and its branch located in Hong Kong): subsidiaries established for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America.

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

•                  CelluForce (Montreal — Canada): future investments in the commercial production of CNC in South America

D.            Property, Plant and Equipment

Overview

Our principal executive offices are located in the State of São Paulo, where we concentrate our financial, administrative and trading functions.

Aracruz Unit

The Aracruz Unit is our principal pulp mill. This is located in the State of Espírito Santo and is the largest bleached hardwood kraft market pulp production facility in the world. We acquired it as part of the Aracruz Acquisition. It has three production lines: Fiberline A, Fiberline B and Fiberline C. Its nominal production capacity is approximately 2.34 million metric tons of market pulp. Its area totaled 363 thousand hectares at the end of 2016, of which 213 thousand hectares was eucalyptus plantation, 129 thousand hectares was covered with natural preserved ecosystems (preservation area), and 21 thousand hectares had other uses. The Aracruz Unit is located approximately three kilometers from the port facilities at Aracruz (Portocel), of which we own 51%.

Jacareí Unit

The Jacareí Unit is located in the State of São Paulo and has a nominal production capacity of approximately 1.1 million metric tons of market pulp. Its area totaled 157 thousand hectares at the end of 2015, of which 87 thousand hectares was eucalyptus plantation, 60 thousand hectares was covered with natural preserved ecosystems (preservation area), and 10 thousand hectares had other uses. The pulp produced at the Jacareí Unit is transported by rail to the port of Santos, which is 150 km distant from the unit.

Três Lagoas Unit

The Três Lagoas Unit began commercial operations in March 2009 with a production capacity of 1.3 million metric tons of market pulp. This unit is located in the State of Mato Grosso do Sul. At year-end 2016, the Três Lagoas unit’s area totaled 422 thousand hectares of which 283 thousand was eucalyptus plantation, 118 thousand hectares was covered with natural preserved ecosystems (preservation area), and 22 thousand hectares had other uses. Três Lagoas’ pulp production is transported from the mill by a reliable multi-modal (truck and rail) system on a daily basis to the port of Santos, which is 920 km distant from the unit by rail and 788 km by truck. We are currently carrying out a brownfield project at the unit, named Horizonte 2 project, which, at startup, will increase the total production capacity to 3.25 million metric tons of market pulp. Please see “Item 4. D — Expansion — Horizonte 2 Project” for further details.

Veracel Unit

We have a 50% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1.12 million metric tons market pulp. The pulp produced in the Veracel unit is transported to Portocel, located an average distance of 541 km from Portocel.

The following table sets forth the distance between our forests (including the transport of wood purchased in the market) and our mills, the distance of these mills to the port of embarkation, and the nominal capacity of each mill at December 31, 2016:

Facility	Distance from forest to pulp mill	Distance to port of Santos	Distance to port of Portocel	Pulp capacity (tons/year)
Aracruz	443 km	—	3 km	2,340,000
Veracel (50%)	71 km	—	541 km	560,000
Três Lagoas	114 km	788 km	—	1,300,000
Jacareí	227 km	150 km	—	1,100,000

Eucalyptus forests

Currently, we obtain the majority of our wood from 632 thousand hectares of forest plantation from a total of 1,056 thousand hectares (São Paulo, Rio de Janeiro, Espírito Santo, Bahia, Mato Grosso do Sul, Minas Gerais and Rio Grande do Sul, not considering forest partnership program areas, the forest base linked to the sale of forest assets in Southern Bahia State and Losango). While we have enough wood to fulfill our needs, from time to time and when the terms are attractive we purchase wood from unrelated third parties to be used in our pulp mills.

As of December 31, 2016, we also had over 1,992 forest partners of the forestry partnership program with 119 thousand hectares of land tracts with approximately 73 thousand hectares of planted areas (mostly in Espírito Santo, Bahia, Rio Grande do Sul and São Paulo states), making our wood supplies relatively dispersed. Our forests, including the wood purchased in the market, are located an average distance of 152 kilometers from our pulp mills. Brazilian forest legislation requires that private properties have at least 20% of the area kept for conservation of native ecosystems, fragments of wild life or natural restored forest area (through planting of indigenous species). Of our own forests, approximately 60% are eucalyptus forest plantation, while 34% is conservation forest and the remaining 6% has other uses.

While the dispersion of our forest land entails some additional costs, we believe that it significantly reduces the risks of fire and disease. We also seek to minimize fire risk by maintaining a system of fire observation towers, a fleet of fire trucks, firefighting brigades and fully equipped patrol cars monitoring the areas 7 days a week. Given the natural protection afforded by the dispersion of our forests, we believe that prevention is the key strategy to avoid insuring our forests. Therefore, we assume all risks of losses from fire and other casualties. In addition, we annually monitor and manage our forests to prevent losses from leaf-cutter ants and any other insect breakouts. We have not suffered a material loss from, nor had our wood supply or operations compromised by, either fire or disease in forests that we harvest.

In 2016, as part of our reforestation efforts, we planted approximately 80 thousand hectares of eucalyptus in order to maintain our mills wood supply and pulp production. The harvested eucalyptus forests yielded between 35 and 42 cubic meters of wood per hectare per year that is an average of 230 vm³/ha/year at around 6 years harvesting age. Our forest productivity reflects the excellent climate and soil conditions for growing eucalyptus trees in all Brazilian states, with enough incidences of both sunlight and rainfall.

We operate four nurseries that in 2016 expedited over 117 million plants (rooted cuttings/seedlings), all of which were planted in our forests or supplied to the Forest Savings Program. To develop our eucalyptus forests, we select trees after precise genetic field trials, elite selected trees are cloned (cultivars) and then they are multiplied in large scale by vegetative propagation process (rooted cuttings). Vegetative propagation allows us to plant trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” branches. Greater tree standardization provided by cloning also permits us to increase mechanization in tree harvesting, logging, and mill transportation, making it easier to adjust equipment and machinery to topographical conditions.

We continue to review our efforts at community relations and the common good, as part of our contribution to social and economic development. For example, we invited our neighbors again to join the Forestry Savings Program that is an opportunity to have a share of the forest benefits as to diversify their production chain and to increase their property income in a partnership project. As of December 31, 2016, local farmers, mostly small properties, had already planted 13 thousand hectares (including Veracel) of forests with our support.

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

The Horizonte 2 is a brownfield project, which consists in the construction of a new bleached eucalyptus pulp production line with capacity of 1.95 million tons per year. The construction on the Horizonte 2 Project is advancing on schedule, with the project’s commissioning expected by the fourth quarter of 2017. The total investment is estimated to be U.S.$2.2 billion. The facility will generate an additional 130 MWh of surplus energy.

Eucalyptus wood is available within a low average from forest to mill distance. The structural average total from forest to mill distance, considering the wood supply of both mills at Três Lagoas unit, will be up to 100 km. The forest base required for the Horizonte 2 project is 187 thousand hectares. Fibria already has all the wood to supply the operations (Horizonte 1 and Horizonte 2) until 2023, from its own forests and forestry partnership contracts. With startup at the end of 2017, the Horizonte 2’s forest base working needs, equivalent to 187 thousand hectares, will be virtually concluded.

The bulk of investments have been incurred since 2016 up to the end of 2017, when industrial capital expenditures will be higher. The funding strategy of the project consists of low-cost long-term financing lines, such as export prepayment agreements, Agribusiness Receivables Certificates, export credit agencies Finnvera, BNDES and FDCO (Midwest Development Fund), as well as the Company’s own cash flow generation. For more information on the financing facilities, see “Item 5B: Liquidity and Capital Resources”.

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

Considering all of the Company’s units, Fibria’s total annual pulp production capacity will increase from the current 5.3 million tons to over 7 million tons. In line with Company’s global sales strategy, the new volumes will be targeting the main growth markets, most notably Asia and Europe. Together with Klabin’s sales deal, the Company will sell a total volume of around 8 million tons annually.

It is worth noting that Fibria is the result of a merger between two companies with vast experience in the execution of major projects and therefore recognized for their success in the physical and financial execution of such projects.

Project Execution

In the second quarter of 2015, the Company negotiated the supply of infrastructure, turbogenerators, the entire energy transmission and distribution system, instruments, construction management, among others. In the third quarter of 2015, Fibria concluded negotiating and contracting the industrial and important services packages, marking the beginning of a new phase of the project. The Company contracted Andritz Group to supply the wood yard, pulp line (cooking, washing and bleaching), drying machine, recovery boiler, evaporation, caustification and lime kiln package. During the period, Fibria has also negotiated the supply of infrastructure, turbogenerators (Siemens), construction management (Time Now), automatic valves (Flowserve), centrifugal pumps (Sulzer), the entire electricity transmission and distribution system (Asea Brown Boveri - ABB), which includes the primary substation, motors, Motor Control Center (MCC) and transformer, and BOP - Balance of Plant (Poyry). As is normal in this type of negotiation, the amounts of the contracts remain confidential. To enable stakeholders to follow the physical progress of the project, the Company has included a video on its Investor Relations website showing the status of the works, which is periodically updated.

On October 30, 2015, the foundation stone of Horizonte 2 was laid. In the fourth quarter of 2015, the civil works of process areas began at accelerated rhythm and in the period, the anticipated earthwork, infrastructure, site preparation and temporary buildings were virtually concluded. The Horizonte 2 project closed the year of 2015 with an overall physical advance of 15%.

As of December 31, 2016, the project has reached 77% of physical completion and by the end of January 2017, 81%. In the forestry area, the year was marked by the progress in planting and the leasing of land for forest formation, the start-up of forestry tractors, the initial delivery of harvesting machinery and the hiring of workers to operate the forestry machinery. In the industrial area, the estimated start of commissioning, services and start-up of control systems continued to advance, with the integration of the two mills (Horizonte 1 and 2).

In relation to outbound logistics, Fibria won the public bid for the Macuco terminal, which represents Terminal 32 in the port of Santos. On September 29, 2016, we signed the instrument of investiture in the terminal. The investments include a new storage facility, handling and transshipment of cargo equipment, with static capacity of 75,000 tons at least, ensuring the movement of 1.8 million tons of pulp bales per year and the implementation of new railway lines for access to port facilities.

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

Ensyn has developed the commercially proven Rapid Thermal Processing™ (“RTP”) technology, which converts wood and other non-food biomass into renewable liquid fuels and chemicals. Ensyn’s key renewable liquid fuel, Renewable Fuel Oil™ (“RFO”), is a multi-purpose petroleum replacement fuel with uses including heating, conversion to transportation fuels and power generation in diesel engines.

In 2012, with an initial investment of US$20 million, Fibria acquired 6.66% of Ensyn’s share capital and the option to invest additional US$10 million in its capital in the future. Furthermore, Fibria and Ensyn agreed to set up an equally owned joint venture (F&E Technologies LLC), which was duly incorporated in Delaware for future investments in the production of liquid fuels and chemicals from biomass in Brazil. In 2014, Fibria entered into an Amendment to the 2012 Share Purchase Agreement, for the acquisition of approximately 3% of Ensyn’s capital for US$10 million, increasing our interest to 9.56% of Ensyn’s capital, and also providing us with certain rights which, if exercised, would allow us to subscribe additional US$5 million in Ensyn’s capital. In 2015, Fibria executed a new agreement for the purchase of approximately 3% of Ensyn’s capital, by the payment of US$5 million in exchange of the warrant issued in favor of the Company in 2014. As a result of the acquisition of additional capital in 2015, the Company holds 12.62% of the share capital of Ensyn and has the option to invest in the future additional US$10 million in its capital.

In 2016, Fibria’s ownership interest was 12.14%, due to the investment of new minority shareholders in Ensyn’s capital. This event did not alter any of Fibria’s rights or obligations regarding Ensyn.

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

Partnership with CelluForce

On November 18, 2016, we acquired an 8.3% equity interest in CelluForce, Inc., or CelluForce, a company based in Montreal, Canada that develops and produces CNC for CAD$5.3 million. In connection with this acquisition, we obtained certain rights, including the right to appoint one member to the board of directors of CelluForce, the right to be the exclusive distributor of CNC in South America and a right of first refusal to participate in a joint venture with CelluForce for the production of CNC in South America should CelluForce decide to produce CNC in South America.

ITEM 4A. UNRESOLVED STAFF COMMENTS

We have no outstanding unresolved comments from the Staff of the SEC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements and the accompanying notes as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016, included in this annual report that have been prepared in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), as well as with the information presented under “Presentation of Financial and Other Data” and “Item 3. Key Information — A. Selected Financial Data”.

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

Factors Affecting our Results of Operations

Our results of operations have been affected by the disposal of assets during the five-years period ended December 31, 2016, such as: forests and land located in the south of the Bahia State (2012), the Asset Light project (2013) and the purchase and sale of rural real estate located in the State of São Paulo with Votorantim (2015). In addition, our results of operations for the years ended December 31, 2016, 2015 and 2014 have been affected, and our results of operations will continue to be affected, by a variety of factors, including:

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

•                  changes in the Real/U.S. Dollar exchange rate, including the appreciation of the average U.S. Dollar against the Real by 4% in 2016, 42% in 2015 and 9% in 2014, which have affected (1) the amounts as expressed in Reais of our net revenues, our cost of sales (mainly due to chemicals and freight) and some of our operating and other expenses that are denominated in or linked to U.S. Dollars and (2) our net financial expenses as a result of our U.S. Dollar-denominated liabilities that require us to make principal and interest payments in U.S. Dollars;

•                  the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the LIBOR rate, which affects our interest expense on our U.S. Dollar-denominated floating rate debt, and fluctuations in the CDI rate, which affects our interest expense on our Real -denominated floating rate debt;

•                  inflation rates in Brazil, which were 6.3% in 2016, 10.7% in 2015 and 6.4% in 2014, as measured by the IPCA, and the effects of inflation (deflation) on our operating expenses denominated in Reais and our Real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•                  changes in accounting policies and the Brazilian Corporation Law, as discussed elsewhere herein.

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

World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand. For the year ended December 31, 2015, BEKP average reference prices in North America, Europe and Asia were U.S.$890, U.S.$784 and U.S.$641 per ton, respectively. For the year ended December 31, 2016 BEKP average reference prices in North America, Europe and Asia were U.S.$850, U.S.$696 and U.S.$517 per ton, respectively.

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

	2016		2015		2014		2013		2012
Inflation (IPCA)	6.3%		10.7%		6.4%		5.9%		5.8%
Depreciation (appreciation) of the average U.S. Dollar vs. Real (year on year)	4%		42%		9%		11%		8.2%
Year/period-end exchange rate—U.S.$ 1.00	R$	3.26	R$	3.90	R$	2.66	R$	2.34	R$	2.04
Average (daily-weighted) exchange rate(1) U.S.$ 1.00	R$	3.48	R$	3.34	R$	2.35	R$	2.16	R$	1.95

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

Our consolidated U.S. Dollar-denominated indebtedness represented 63% (including currency swaps) of our outstanding indebtedness as of December 31, 2016. As a result, when the Real appreciates against the U.S. Dollar:

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

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2016, our total outstanding indebtedness on a consolidated basis was R$16,153 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial results consist of interest expense, exchange variations of U.S. Dollar- and other foreign currency-denominated assets and liabilities, derivative losses or gains, and other items as set forth in Note 33 to our 2016 consolidated financial statements. In 2016, we recorded total net financial revenue of R$1,616 million, which mainly consisted of R$609 million of interest expenses on loans and financings, R$1,385 million of foreign exchange gain on loans and financings and other assets and liabilities and R$701 million on gains on derivative financial instruments. In 2015, we recorded total net financial expense of R$3,685 million, which mainly consisted of R$470 million of interest on loans and financings, R$2,507 million of foreign exchange loss on loans and financings and other assets and liabilities and R$830 million on losses on derivative financial instruments. The interest rates that we pay depend on a variety of market factors, including prevailing Brazilian and international interest rates and our risk assessments, our industry and the Brazilian economy made by potential lenders to us, potential purchasers of our debt securities and the rating agencies that assess us and our debt securities.

S&P, Moody’s and Fitch maintain ratings of our Company and certain of our debt securities. The ratings currently assigned to our foreign currency debt on the global scale are BBB-/Stable by Fitch, BBB-/Negative by S&P and Ba1/Negative by Moody’s. In February 2016, S&P downgraded Brazil’s sovereign rating from BB+ to BB with a negative outlook and Moody’s downgraded Fibria to Ba1/Negative. In November 2016, Standard & Poor’s reaffirmed the investment grade rating but revised the Company’s outlook to negative from stable and in January 2017, Fitch reaffirmed the investment grade rating and maintained the stable outlook. Despite our increased indebtedness due to the expansion capex, our ratio of net-debt to adjusted EBITDA, our “leverage ratio”, at year-end 2016 was within the limits established by our Board of Directors in our financial policy. Fitch kept the investment grade rating due to Company’s business position as a low-cost producer, its large scale and due to the expectation, that Fibria’s leverage-ration could be reduced after the completion of the Horizonte 2 Project.  Nevertheless, any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

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

•                  deferred tax assets and deferred tax liabilities;

•                  goodwill impairment;

•                   employee benefits;

•                   allowance for doubtful accounts; and

•                   review of the useful lives and recoverability of long-lived assets

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

Fair value is determined using the discounted cash flow method, taking into consideration several assumptions, such as the volume of wood, segregated by plantation year, measured at the sales price of standing timber.

We reviewed the assumptions used in the calculating of the fair value of our biological assets and concluded that it was appropriate to change the assumption “actual planted area”, so that the immature forests (up to two years from the date of planting) are maintained at historical cost. This change resulted from our management’s understanding that during this period, the historical cost of biological assets approximates their fair value. The purpose of the change is to reflect the experience acquired in the measurement process of biological assets and the alignment of the calculation methodology to the Company’s forest management (which considers continuous forest inventories with the purpose of estimating the volume of timber stock or future production projections, represented by the average annual growth — “IMA”, from the third year of planting.).

The assumption regarding the “net average sale price” of biological assets (measured in R$/m³) is now supported only in market prices research, in order to maximize the usage of external and independent data to measure the fair value of the forests.

The other assumptions used by us to calculate the fair value of biological assets have not changed.

The main assumptions used by us to determine the fair value of its biological assets are described in Note 18 to our 2016 consolidated financial statements.

Contingent assets and liabilities

The accounting practices for the accounting and disclosure of contingent assets and liabilities from legal proceedings are as follows:

Assets, previously treated as contingent, are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappeasable court decisions have been obtained and for which the value can be measured. Contingent assets, for which such conditions are not met, are only disclosed in the notes to the financial statements when material;

Liabilities are provided to the extent that we expect that is probable that we will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable, and the amounts involved can be reliably measured. When the expectation of loss is reasonably possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provisioned based on the historical percentage of disbursements. Tax and civil liabilities assessed as remote losses are neither accrued nor disclosed;

As discussed in Note 25 to our 2016 consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this annual report, we are party to labor, civil and tax lawsuits at various court levels. The provisions against potential unfavorable outcome of claims in progress are established and updated based on management’s evaluation and on the advice of internal and external legal counsel. In addition, we have tax and civil claims arising in the normal course of business that are assessed as reasonably possible losses, as supported by external legal counsel. No provision has been recorded to cover reasonably possible unfavorable outcomes from these claims.

The Company is party to approximately 6,226 labor lawsuits, which are assigned different probabilities of loss, from remote to probable. Because of the large number of cases, the Company uses historical data as a proxy for estimating future cash outflows and to determine the provision. The legal department follows outcomes and trends carefully to identify changes in patterns or court attitudes.

Fair Value of Derivatives and other Financial Instruments

For derivative and other financial instruments, we make assumptions based on market observable data as to future foreign exchange and interest rates to recognize the fair value of each instrument. Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded “Result of derivative financial instruments” in the Statement of profit or loss.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. We also use our judgment to define scenarios and the assumptions for sensitivity analysis included in Note 5 to our 2016 consolidated financial statements. Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect our financial position.

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

The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor. A summary of the methodologies used for purposes of determining fair value by type of instrument is presented in Note 6.2 to our consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this annual report.

Deferred tax assets and deferred tax liabilities

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

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available, against which the temporary differences can be utilized.

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

We have had a history of recurring taxable income, which have recently been offset by net operating loss carryforward assets. We believe, based on projections of income approved at the appropriate levels of our Corporate Governance that is probable the deferred tax assets will be fully realized.

Goodwill impairment

Under IFRS, goodwill is not subject to amortization but is tested at least annually for impairment. Upon acquisition of a business, goodwill is allocated to Cash Generating Units (“CGUs”) or groups of CGUs. The allocation is made to the CGUs or group of CGUs, which will benefit/from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. When impairment test of goodwill is performed the carrying amount of the assets and liabilities of the CGU or group of CGUs to which goodwill is allocated is compared to its recoverable amount.

We performed an impairment analysis as of December 31, 2016 and did not recognize any loss as of such date. Goodwill allocated to such groups of CGUs amounted to R$4,230 million as of December 31, 2016.

In measuring the value in use, we used discounted cash flows. A ten-year period cash flow has been considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC (Weighted Average Cost of Capital) rate. A ten-year period was used as management considers that global price of pulp can be affected by several factors which generally are identified in periods longer than the production cycle of forest, which is between six and seven years.

The main assumptions used in determining value in use at December 31, 2016, are as follows:

Assumptions

Average net pulp price — U.S. Dollar/ton (*)	U.S.$595
Average exchange rate in the period - R$/U.S. Dollar	R$4.07
Discount rate - WACC (nominal and real) - %	9.43% and 7.18%

(*) The net average pulp price was obtained from external sources in the sector and it is consistent with the Company’s strategic budget.

Management determined the gross margin based on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports and in the Company’s strategic budget.

Employee benefits

The accounting practices of employee benefits are as follows:

(a)         Pension obligation: we participate in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, under defined contribution plans to which we pay fixed contributions to and for which we have no legal liability to make additional contributions if the fund does not have sufficient assets to honor the benefits due to employees for service in the current and prior periods. Contributions represent net costs and are recorded in the Statement of profit or loss in the period in which they are due. The amount of contributions for the year ended December 31, 2016 was R$11.7 million (R$9.7 million as of December 31, 2015 and R$9.3 million as of December 31, 2014) as disclosed in the Note 30(b) of our 2016 consolidated financial statements included elsewhere in this annual report.

(b)         Health care (post-retirement): some of our subsidiaries used to provide post-retirement health care benefits in the form of a lifetime benefit to a specific group of employees, which has since been discontinued and closed to new participants from July 2007. The liability related to the health care plan for retired employees is stated at the present value of the obligation, in the amount of R$136.3 million as of December 31, 2016 (R$89.9 million as of December 31, 2015 and R$91.4 million as of December 31, 2014). Management’s estimate of the defined benefit obligation is calculated annually together with independent qualified actuaries. The present value of the defined benefit obligation is determined through an estimate of discounted future cash outflow, utilizing the discount rate disclosed in the Note 30(c) of our 2016 consolidated financial statements included elsewhere in this annual report. Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit or loss. The changes in the present value of the liabilities of the plan regarding the actuarial gain and loss are recognized directly in shareholder’s equity, in “Other comprehensive income”.

(c)          Profit sharing and bonus plans: we recognize a liability and an expense for bonuses and profit sharing in the statement of profit or loss. As from 2015, the provisions for bonuses and profit-sharing programs are calculated based on qualitative and quantitative targets established by management and are recorded with a charge to the Statement of profit or loss under “Other operating income and expenses, net”. The total amount recorded as expenses for the year ended December 31, 2016 was R$79.2 million (R$96.0 million as of December 31, 2015 and R$69.6 million December 31, 2014).

(d)         Share-based compensation:

(i)                  Phantom Stock Options Plan: we offer a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. Our CEO and statutory and non-statutory officers are eligible for the plan. The provisions are recorded with charge to the Statement of profit or loss under “Other operating income and expense, net”, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period. Details regarding of this compensation plan are detailed in Note 31(i) of our 2016 consolidated financial statements included elsewhere in this annual report.

(ii)               Stock Options Plan: we operate an equity-settled transaction under which the entity receives services from employees as consideration for equity instruments (stock options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized in the Statement of profit or loss under “Other operating income and expenses, net”, against the capital reserve. Our CEO, statutory and non-statutory officers and general managers are eligible for the plan. The total amount to be expensed is determined by reference to the fair value of the options granted, including any market performance conditions and the impact of any non-vesting conditions and excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on the non-market vesting conditions. If necessary, we recognize the impact of the revision to original estimates in the Statement of profit or loss, with a corresponding adjustment to shareholders’ equity. Details regarding of this compensation plan are detailed in Note 31(ii) of our 2016 consolidated financial statements included elsewhere in this annual report.

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

Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities for impairment. Whenever events or changes in circumstances indicate that, the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount (Note 38).

New accounting pronouncements

The standards below have been issued and are effective for periods, as from January 1, 2018. We have not early adopted these standards.

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than the Statement of profit or loss.

The Company is currently assessing the changes introduced by the standard and does not expect significant impacts.
IFRS 15 - Revenue from Contracts with Customers	January 1, 2018	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.

The Company´s evaluation of all the impacts of the new standard is in progress. Our preliminary assessment regarding the impacts on the measurement and timing for the revenue recognition from our contracts with customers indicates no significant impact. We are still evaluating other aspects of the standard application in order to conclude our analysis.

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

There are no other IFRS or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

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

Cost of sales

Cost of sales consist principally of cash production cost, depreciation, depletion and amortization, freight and expenses related to the purchase of hardwood pulp produced by Klabin pursuant to the supply agreement. Cost of sales is mainly denominated in Brazilian Reais. The main components of the cash production cost are, by order of magnitude: wood, chemicals, maintenance, fuel and personnel. The cash production cost is a lead indicator of the Company’s economic performance in our industry, being a well-known parameter extensively used by industry’s investors and analysts.

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

Other operating income and expenses, net

Other operating income and expenses, net are largely comprised of the change in fair value of biological assets, variable employees compensation expense, tax credits recognized (such as BEFIEX credit, in 2014), net gains or losses on disposal of property, plant and equipment, provision or reversal for contingencies, and others.

Financial results

Financial results mainly includes: (i) the earnings from financial investments denominated in U.S. Dollars and Real; (ii) net financial gains or losses from derivatives financial instruments; (iii) interest expense and early redemption costs on loans (Bonds) generally denominated in U.S. Dollars and (iv) foreign exchange gains and losses.

A.                                    Operating Results

Results of operations

The following table sets forth certain items derived from our Statements of profit or loss for the years indicated:

(in thousands of Reais, unless otherwise indicated)	2016	2015	2014

Net revenues	9,614,817	10,080,667	7,083,603
Cost of sales	(7,108,346)	(5,878,209)	(5,545,537)

Gross profit	2,506,471	4,202,458	1,538,066

Operating income (expenses)
Selling expenses	(481,306)	(437,253)	(365,214)
General and administrative	(275,797)	(265,621)	(265,077)
Equity in results of joint-venture	(751)	393	(622)
Other operating income and expense, net	(321,167)	24,347	749,462

	(1,079,021)	(678,134)	118,549

Income before financial income and expenses	1,427,450	3,524,324	1,656,615

Financial income	282,465	221,679	133,950
Financial expenses	(751,710)	(569,793)	(1,040,597)
Result of derivative financial instruments, net	700,927	(830,128)	(6,236)
Foreign exchange loss and indexation charges, net	1,384,535	(2,507,023)	(721,842)

	1,616,217	(3,685,265)	(1,634,725)

Income (loss) before income taxes	3,043,667	(160,941)	21,890

Income Taxes
Current	(53,265)	(684,246)	(46,280)
Deferred	(1,326,786)	1,202,172	186,942

Net income for the year	1,663,616	356,985	162,552

Attributable to
Shareholders of the Company	1,654,848	342,185	155,584
Non-controlling interest	8,768	14,800	6,968

Net income for the year	1,663,616	356,985	162,552

Basic earnings per share (in Reais)	2.99	0.62	0.28

Diluted earnings per share (in Reais)	2.98	0.62	0.28

The following table sets forth our volume sold and net revenue by type of product:

	2016	2015	2014
Pulp:
Volumes (in thousands of tons)
Export	4,953	4,619	4,788
Domestic	551	499	517
Total	5,504	5,118	5,305

Net revenue (in millions of R$)
Export	8,620	9,169	6,412
Domestic	905	819	591
Subtotal	9,525	9,988	7,003
Services, allocated on pulp segment	90	93	80
Total pulp	9,615	10,081	7,083

Average prices (in R$ per ton)	1,731	1,951	1,320

Year ended December 31, 2016 compared to year ended December 31, 2015

The hardwood pulp demand once again exceeded market expectations in 2016. The market was characterized by strong growth in demand for eucalyptus pulp, which increased by 6.8% compared to 2015, according to the PPPC’s W20 report, and by delays in the start-up of the new capacity scheduled for the year.

Annual net revenue totaled R$9.61 billion, 5% less than in the previous year, due to the lower average net dollar price, partially offset by a higher sales volume. As a result of the more adverse pulp price scenario and the higher cash cost of goods sold (COGS), Adjusted EBITDA totaled R$3.7 billion (margin of 39% and margin of 43%, excluding the volumes from the Klabin agreement), 30% compared to 2015. The transaction with Klabin has no impact on EBITDA. However, due to the payment terms of  up to 360 days in our offtake agreement, it had a positive impact on our working capital  in 2016. As of December 31, 2016, we had an outstanding payment obligation under the Klabin offtake agreement of R$740 million (zero as of December 31, 2015). We closed the year with net income of R$1.66 billion and free cash flow of R$1.89 billion.We closed the year with net income of R$1.66 billion and free cash flow of R$1.89 billion.

Please see below the breakdown from Adjusted EBITDA to Adjusted Free Cash Flow:

Adjusted Free Cash Flow (R$ million)	2016	2015
Adjusted EBITDA	3,742	5,337
(-) Total capital expenditures	(6,182)	(2,358)
(-) Dividends	(306)	(2,148)
(-) Interest (paid)/received	(440)	(298)
(-) Income tax	(106)	(76)
(+/-) Working capital	754	(504)
(+/-) Others	(25)	20
Free Cash Flow	(2,564)	(27)
(+) Capital expenditures related to Horizonte 2 project	4,028	292
(+) Dividends	306	2,148
(+) Land acquisition from VID	—	452
(+) Pulp logistics	122	—
Adjusted Free Cash Flow	1,891	2,865

Fibria’s sales volume improved year-on-year. This growth, combined with the scenario of depreciated prices and more balanced than expected short-term prospects for new capacity, has allowed the Company to announce three price increases for China and one for Europe and North America. It is also worth noting the overall physical progress of the Horizonte 2 Project during the quarter, which reached 77% in December, ahead of expectations.

In 2016, pulp production totaled 5,021 thousand tons, 3% lower than in 2015, due to the retrofit of the recovery boiler at the Aracruz C mill and the slower stabilization curve following the stoppage, which was in line with the adaptation of the boiler cycle to 15 months - this learning curve was completed in 2016. Sales volume totaled 5,504 thousand tons in 2016, 8% higher than 2015, chiefly due to the effect of the Klabin agreement and increased demand. Sales volume resulting from the agreement with Klabin totaled 478 thousand tons. Pulp inventories closed at 47 days, 5 days less than in 2015.

The pulp production cash cost was R$680/ton in 2016, 10% more than in 2015, primarily due to the higher impact of the scheduled maintenance downtimes, the wider average transportation radius and the lower utilities costs (decline in energy prices), among other minor factors. When we convert the cash cost to the dollar, there is an increase of 5% (2016: US$195/ton | 2015: US$185/ton).

The financial result was a net income of R$1.6 billion, versus an expense of R$3.7 billion in 2015, mainly due to the positive impacts of the exchange variation on U.S. Dollar-denominated debt and the derivative financial instruments; the end period U.S. Dollar depreciated by 16.5% against the Real in 2016 and a large part of the Company’s debt is U.S. Dollar-pegged given its primary nature as an exporter. The increase in the financial expenses, which partially offset the impact of the positive result of derivative financial instruments, also contributed to this result.

We closed the year with gross debt of R$16,153 million, corresponding to US$5.0 billion, as a result of long-term and low-cost funding raised for the Horizonte 2 Project, in addition to the issuing of agribusiness receivables certificates (CRAs) to further reinforce our already sound cash position. Net debt ended the year at R$11,435 million (US$3.5 billion), the net debt/Adjusted EBITDA ratio in dollars stood at 3.30x and the total average debt maturity was 51 months. Although 2016 was marked by market uncertainty and a more robust investment cycle, we retained our investment grade rating, assigned by Standard & Poor’s (with a negative outlook) and Fitch (with a stable outlook), attesting to the quality of our credit risk management.

As a result of all the above, we recorded net income of R$1,664 million, compared to R$357 million in 2015. The Company’s By-laws guarantee a mandatory dividend of 25% of net income after constitution of legal reserves and for this reason, the management has proposed the distribution of R$393 million as a mandatory minimum dividend, which will be submitted for approval at the Annual Shareholders’ Meeting scheduled for April.

Net Revenues

Our net revenues decreased by 4.6% to R$9,615 million in 2016 from R$10,081million in 2015, due to the 15% decline in the average net dollar price, partially offset by the 8% increase in sales volume, including the volume from the agreement with Klabin, and the 5% appreciation of the average exchange rate between 2015 and 2016.

Pulp sales volume totaled 5,504 thousand tons, 8% higher than in 2015 (or 386 thousand tons), mainly due to an increase in sales to Asia (639 thousand tons, or 53%) and Brazil/South America (52 thousand tons, or 10%) in 2016 as compared to 2015. The sales to Europe were 13% lower (or 282 thousand tons) in 2016 compared to 2015. The sales for North America were at the same level in 2016 compared to 2015, with no relevant changes.

Export sales of pulp constituted 90.5% of our pulp net revenue and 90% of our pulp sales volume in 2016, compared to 91.8% and 90.3%, respectively, in 2015.

In 2016, 34.8% of our total sales volume was delivered to Europe, 33.7% to Asia and 21.5% to North America, as compared to 42.9%, 23.7% and 23.6%, respectively, in 2015. Discounts are frequently granted to our significant customers located in Europe and North America.

Cost of Sales

Our cost of sales increased by 20.9% to R$7,108 million in 2016 from R$5,878 million in 2015, mainly as a result of (i) a 40.1% increase in variable costs to R$3,646 million in 2016 from R$2,602 million in 2015, and (ii) a 16.5% increase in labor expenses to R$580 million in 2016 from R$498 million in 2015. Variable costs increased primarily as a result of costs related to the purchase of hardwood pulp produced by Klabin pursuant to a supply agreement, and increased costs related to our pulp cash production cost due to a wider average transportation radius and a larger proportion of wood acquired from third parties. The increase in labor expenses was primarily attributable to standard annual adjustments to employee compensation.

The pulp cash production cost is one of the main components of our cost of sales. Our pulp cash production cost consists principally of the cost of sales excluding depreciation, depletion, amortization and freight. During 2016, the main components of our pulp cash production costs were, in order of magnitude: wood, chemicals, maintenance, fuel and personnel, which represented approximately 43%, 19%, 17%, 9%, and 6%, respectively, of our total cash production cost. There were no significant differences in the composition of our pulp cash production cost in 2016 as compared to 2015.

Our pulp cash production cost per ton increased by 10% to R$680 per ton in 2016 from R$618 per ton in 2015, primarily due to an increase of R$33 per ton in wood costs (including transportation), R$16 per ton in variable costs (mainly the lower utilities results regarding electricity sales), R$8 per ton in fixed costs (materials and services) and R$4 per ton due to the foreign exchange rate, which were offset by R$4 per ton of lower cost due to downtimes related to maintenance. Excluding the effect of the downtimes, our pulp cash production cost was R$649 per ton in 2016 compared to R$581 per ton in 2015.

As a result of the above, our gross profit in 2016 decreased by 40.4% or R$1,696 million, compared to 2015 and, consequently, our gross margin was 26.1% in 2016, compared to 41.7% in 2015.

Selling Expenses

Our selling expenses increased by 10.1% to R$481 million in 2016 from R$437 million in 2015, mainly due to a 10.3% increase in expenses related to the handling, storage and transportation of goods and sales commissions to R$412 million in 2016 from R$373 million in 2015 as a result of increased sales volume and the 5% average appreciation of the Dollar against the Real. As a percentage of our net revenue, our selling expenses increased to 5.0% in 2016 from 4.3% in 2015.

General and Administrative Expenses

Our general and administrative expenses increased by 3.8% to R$276 million in 2016 from R$266 million in 2015. This increase was mainly due to a 5.2% increase in labor expenses to R$104 million in 2016 from R$99 million in the previous year as a result of standard annual adjustments to employee compensation. As a percentage of our net revenue, our general and administrative expenses increased to 2.9% in 2016 from 2.6% in 2015.

Equity in Results of Joint Venture

Equity in results of joint-venture recorded a loss of R$751 thousand in 2016, compared to earnings of R$393 thousand in 2015, as a result of our joint-venture F&E Technologies LLC.

Other Operating Income and Expenses, Net

In 2016, we recorded a net expense of R$321 million compared to a net income of R$24 million in 2015, primarily as a result of the combined following factors:

(i)                 R$397 million variation in the fair value of biological assets from a gain of R$185 million in 2015 to a loss of R$212 million in 2016;

(ii)              R$31 million of loss on disposal of property, plant and equipment in 2016, compared to R$135 million of gain in 2015, mainly due to the net effect of the sale of 5,000 hectares of land occurred in 2015;

(iii)           the recognition in 2015 of an additional impairment provision for ICMS credits, in the amount of R$165 million from previous years. The amount recognized in 2015 were the equivalent to 80% of the balance receivable from the state of Espírito Santo; however, due to the increasingly low likelihood of these credits being realized, the provision increased to 100% as from October 2015; and;

(v)             R$58 million decrease in 2016 on expenses with program of variable compensation to employees from R$119 million in 2015 to R$61 million in 2016 mainly due to the decrease in the market value of Fibria’s stock prices, which is used in the calculation of the variable compensation of the CEO, statutory and non-statutory directors and general management.

Financial Results

Our net financial results increased by 143.9%, or R$5,301 million, to a net financial income of R$1,616 million in 2016 from a net financial expense of R$3,685 million in 2015, primarily as a result of the impact of the exchange variation on U.S. Dollar-denominated debt to a gain of R$1,716 million in 2016 from a loss of R$3,033 million in 2015, due to a 16.5% depreciation of the U.S. Dollar against the real in 2016.

The 31.9% increase in our financial expenses was mainly attributable to the increase in the level of gross debt as well as to the increase in interest rates in Brazil, which resulted in an increase in financial expenses in connection with our real-denominated debt.

The R$1,531 million increase in our result of derivative financial instruments, net and the R$3,892 million increase in our foreign exchange income in 2016, were mainly due to the 16.5% appreciation of the real against the U.S. Dollar during the year, compared to the 47.0% depreciation of the real against the U.S. dollar during 2015.

Income taxes

Brazilian corporate statutory income tax and social contribution rate is 34%. The effective tax rate applicable to our income before tax and social contribution was 45.3% and 321.8% in 2016 and 2015, respectively.

The decrease in the effective rate was mainly attributable to a reduction in the tax effect on the credit from the Reintegra Program and the net foreign exchange gains/losses recognized by our foreign subsidiaries that use the real as the functional currency. As the real is not used for tax purposes in the foreign country, this net foreign exchange gain is not recognized for tax purposes in the foreign country nor is it subject to tax in Brazil. The tax effect of this exempt loss was R$314 million in 2016 and an income of R$458 million in 2015, reflecting the appreciation of the real in relation to these foreign currencies (primarily the U.S. dollar and the Euro).

Non-controlling Interest

There were no significant changes in “Non-controlling interest” in 2016 compared to 2015.

Net Income

As a result of the above mentioned, we generated a net income of R$1,664 million in 2016, as compared to R$357 million in 2015. As a percentage of net revenue, the net income was 17.3% in 2016, as compared to 3.5% in 2015.

Year ended December 31, 2015 compared to year ended December 31, 2014

In 2015, the pulp market exceeded market expectations, characterized by higher-than-expected demand growth and unscheduled production downtimes, which meant that new supply was absorbed by the market, in turn allowing the introduction of successive price increases and the maintenance of balanced inventories.

Despite volatility during this period, especially in Asia, which impacted the PIX/FOEX BHKP price and forced Fibria to reduce its exposure in the region, the level of hardwood inventory reported by the PPPC (39 days in December), the 7% upturn in global eucalyptus pulp sales and supply limitations due to non-scheduled downtimes by the hardwood pulp producers still ensured positive market fundamentals. In 2015, adjusted free cash flow, which excludes the dividend payments, capital expenditures related to the Horizonte 2 project and the purchase of land from VID in December 2015,  totaled R$2.9 billion and Adjusted EBITDA was R$5,337 million, a 91% increase over 2014.

Please see below the breakdown from Adjusted EBITDA to Adjusted Free Cash Flow:

Adjusted Free Cash Flow (R$ million)	2015	2014
Adjusted EBITDA	5,337	2,791
(-) Total capital expenditures	(2,358)	(1,591)
(-) Dividends	(2,148)	—
(-) Interest (paid)/received	(298)	(411)
(-) Income tax	(76)	(29)
(+/-) Working capital	(504)	(136)
(+/-) Others	20	12
Free Cash Flow	(27)	636
(+) Capital expenditures related to Horizonte 2 project	292	—
(+) Dividends	2,148	—
(+) Land acquisition from VID	452	—
Adjusted Free Cash Flow	2,865	636

On November 3, 2015, Moody’s raised Fibria’s rating from ‘Ba1/Positive’ to ‘Baa3/Stable’. The upgrade mainly reflected the Company’s disciplined approach to leverage and liquidity and its capacity to consistently reduce its leverage ratio while preserving its liquidity position, in addition to expectations that it would continue to benefit from pulp prices and the depreciation of the Real against the dollar over the next 12-18 months. Consequently, Fibria’s credit metrics would enable the expansion of the Três Lagoas industrial complex while preserving its level of indebtedness in a manner compatible with a Baa3 investment grade rating, according to the rating agency. In addition to Moody’s, the other agencies (Fitch and S&P) reaffirmed the rating with stable outlook, even after the downgrade actions on the sovereign ratings in September and December 2015, and in February 2016.

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

The Company ended the year with gross debt of R$12,744 million, corresponding to US$3,264 million, up 4% on the previous year in dollars due to period funding operations for the Horizonte 2 project. Net debt ended the year at R$11,014 million, the net debt/Adjusted EBITDA ratio in dollars stood at 1.78x and the total average debt maturity was 51 months.

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

Cost of Sales

Cost of sales increased by 6.0%, or R$332 million, to R$5,878 million in 2015 from R$5,546 million in 2014, mainly, due to (i) the increase in the production cash cost, impacted by higher wood costs, the exchange rate, and the reduction in energy sales due to lower prices; and (ii) the impact of the exchange variation, on freight charges, partially offset by the reduced cost of bunker adjustments as a result of the slide in oil prices.

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

General and Administrative Expenses

General and administrative expenses totaled R$266 million, compared to R$265 million in 2014. As a percentage of our net revenue, our general and administrative expenses decreased to 3% in 2015 from 4% in 2014.

Equity in Results of Joint Venture

Equity in results of joint venture recorded earnings of R$393 thousand in 2015, compared to a loss of R$622 thousand in 2014, as a result of our joint-venture F&E Technologies LLC.

Other Operating Income (Expenses), Net

The decrease of 96.8%, or R$725 million, in the other operating income (expenses), net is, substantially, the result of the combined following factors:

(i)                 R$852 million of tax credits recognized in 2014 (substantially BEFIEX Credit), against R$7 million in 2015;

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

(v)             new provision for contingencies in the amount of R$14 million in 2015, compared to reversal of provision of R$14 million in 2014.

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

•                  Financial expenses: financial expenses decreased to R$570 million in 2015 from R$1,041 million in 2014, due to (i) financial charges of R$499 million paid in 2014 in the partial repurchases of Bonds against zero in 2015; (ii) decrease of R$19 million in 2015 in interest on loans and financing and loan commissions influenced by the repurchases previously mentioned; and (iii) an increase of R$47 million in other financial expenses.

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

Other than the change in the pretax accounting income, the primary reasons for the changes included:

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

Our material cash requirements include the following:

•                  working capital;

•                  our debt service; and

•                  capital expenditures.

Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or a wholly owned subsidiary, borrow funds by offering the guarantee of export contracts (see Note 23 to our 2016 consolidated financial statements), issuance of Agribusiness Receivables Certificates (CRA), or capital expenditures acquisition financing programs offered by the BNDES, a related party (see Note 16 to our 2016 consolidated financial statements). The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position. We also rely on bonds or notes issued in the international markets either by wholly owned subsidiaries or by Votorantim Group subsidiaries, all mainly domiciled in other countries.

As of December 31, 2016 and 2015, our cash and cash equivalents and our marketable securities were R$4,699 million and R$2,558 million, respectively. Of our cash and cash equivalents and marketable securities held as of December 31, 2016, 72% was denominated in Reais invested in both public and private marketable securities. The remaining 28% of our cash, cash equivalents and marketable securities was denominated in U.S. Dollars held abroad, mostly invested in Overnight with maturity up to 90 days.

The fair value of derivative financial instruments represented a net asset balance of R$18 million as of December 31, 2016.

As of December 31, 2016, our balance sheet presented a positive working capital balance (including our cash and cash equivalents, marketable securities, current loans and financings and derivative instruments) of R$3,494 million compared to R$2,505 million December 31, 2015. We do not expect to have any difficulty in meeting our short-term obligations since our current assets as of December 31, 2016 were equivalent to 1.9 times our current liabilities. Additionally we believe that we will be able to access either capital or banking markets, if necessary.

It is our indebtedness strategy over the next few years to use a substantial portion of our consolidated cash flow to pay principal and interest with respect to our indebtedness. In addition, we are active on liability management initiatives to reduce the cost of our debt whenever there are market opportunities.

Sources of funds

Our cash flow from operating, investing and financing activities is affected by various factors. The key factors that affect our cash flow from operations are (i) the volume of product sold and the market price of pulp, (ii) the exchange rate between Brazilian Reais and U.S. Dollars and (iii) the cost of our raw materials. Investing activities are mainly affected by (i) our capital expenditure program and (ii) our decision to divest some of our long-lived assets. Finally, our cash flow from financing activities is directly related to the level of new debt we have incurred and on the repayment of existing debt.

Operating Activities

Net cash flow provided by operating activities was R$3,924 million in 2016 compared to R$4,479 million in 2015, a decrease of 12.4%. In 2016 we presented an income of R$3,044 million before income taxes, compared to a loss of R$161 million in 2015. Net cash flow provided by operating activities was impacted mainly by:

(i)                                                     a decrease of 4.6% in the net revenue in the year, mainly because of the 15% decline in the net dollar pulp price, partially offset by the 8% increase in sales volume (including the volume from Klabin) and the 5% appreciation of the average exchange rate in 2016, as above mentioned in this document; and

(ii)                                                  the impact of working capital changes as reflected in the Statement of Cash Flow: a net increase in assets of R$58 million compared to a net increase in liabilities of R$812 million.

We adopt the indirect cash flow method to report our cash flow statement. See our “Consolidated Statements of Cash Flows” in connection with “Item 5. Operational and Financial Review and Prospects”.

Financing Activities

Net cash provided by financing activities, which include short-term and long-term secured and unsecured borrowings and debt repayments, resulted in an increase of cash of R$4,685 million in 2016, compared to a use of cash of R$853 million in 2015.

In 2016, we raised R$7,742 million, mainly attributable to (i) the issuance of Agribusiness Receivables Certificates (CRA) in the total amount of R$3,300 million in the year, through four public distributions; (ii) the U.S. dollar Finnish Export Credit Agreement of which R$1,188 million was disbursed in 2016; (iii) contracts signed with BNDES of which R$979 million was disbursed in 2016, and (iv) the real-denominated loan agreement entered into with the FDCO in May 2016 of which R$424 million was disbursed during the year. A portion of these funds are being used to finance the Horizonte 2 Project at our Três Lagoas Unit. We repaid a total amount of R$2,747 million of our principal amount of indebtedness and distributed R$306 million as dividends to shareholders as mentioned in Note 29(a) to our 2016 consolidated financial statements.

In 2015, we raised R$3,088 million, mainly, from financing through export prepayment facilities with financial institutions and the issuance of Agribusiness Receivables Certificates (CRA) in the total amount of R$675 million, with an interest rate of 99% of CDI, payments of interest semi-annually and final maturity for the principal in October 2021. The funding is being used to finance the Horizonte 2 project at our Três Lagoas Unit. We repaid the total amount of R$1,801 million of the principal amount of indebtedness and distributed R$2,148 million as dividends to the shareholders.

In 2014, we raised R$4,346 million, mainly, from financing through export prepayment facilities with financial institutions and the issuance of US$600 million aggregate principal amount of our 5.25% Senior Notes due 2024. In 2014, we repaid the total amount of R$6,636 million of the principal amount of indebtedness, of which R$3,176 million relates to an early redemption of our bonds. The premium paid by us in this repurchase transaction was R$365 million. The amount of R$3,460 million was used to the settlement of other outstanding indebtedness.

Furthermore, we have access to short term and long-term trade-finance lines to support any cash needs that could eventually arise.

Uses of funds

Investing activities

Net cash used in investing activities was R$6,871 million in 2016, compared to net cash used in investing activities of R$3,315 million in 2015.

In 2016, investing activities for which we used cash primarily consisted of (1) investments of R$6,182 million in property, plant, equipment, intangible assets and forest and advance for wood acquisition from forestry partnership program, mainly related to the Horizonte 2 Project in which we invested R$4,028 million in 2016; (2) R$539 million in marketable securities; (3) the payment of R$13 million made for the acquisition of an ownership interest in CelluForce, as detailed in Note 1(d) to our 2016 consolidated financial statements; (4) R$145 million of derivative settlements.

In 2015, investing activities for which we used cash primarily consisted of (1) investments of R$2,358 million in property, plant, equipment, intangible assets and forest and advance for wood acquisition from forestry partnership program; (2) R$714 million in marketable securities; (3) R$12 million related to the new subsidiary Fibria Innovations; (4) the payment of R$20 million made for additional acquisition of interest in Ensyn, as detailed in Note 17(b) to our 2015 consolidated financial statements; (5) R$420 million of derivative settlements. In addition, we generated cash primarily due to R$208 million of proceeds from sale of property, plant and equipment, substantially the transaction involving our shareholder VID.

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

Debt

Export credits (prepayments, ACE and ACC)

In 2016, the Company paid certain export contracts (ACC) in the amount of US$544 million (equivalent then to R$1,837 million), which interest rate were between 1.24% and 1.99% p.a., contracted during 2016. By December 31, 2016, the export credits were fully paid.

In August 2015, the Company, through its subsidiary Fibria International Trade GMBH, signed an amendment to the export prepayment contract in the amount of US$400 million (equivalent then to R$1,390 million). The releases were made in three installments, being the first in the amount of US$98 million, maturing through 2019 and interest rate of 1.30% p.a. over the quarterly LIBOR, the second in the amount of US$144 million, maturing through 2019 and interest rate of 1.40% p.a. over the quarterly LIBOR and the third in the amount of US$158 million, maturing through 2021 and interest rate of 1.55% p.a. over the quarterly LIBOR. As of December 31, 2016, the principal outstanding balance was US$400 million (equivalent to R$1,304 million).

In December 2014, we signed an export prepayment contract with 11 banks in the amount of US$500 million (equivalent then to R$1.4 billion), of which US$130 million will mature through 2019 and an interest rate of 1.30% p.a. over the quarterly LIBOR, US$191 million will mature through 2019 and an interest rate of 1.40% p.a. over the quarterly LIBOR and US$179 million will mature through 2020 and an interest rate of 1.55% p.a. over the quarterly LIBOR. This line was used to prepay loans and financing with higher costs and less attractive maturities. As of December 31, 2016, the principal outstanding balance was US$500 million (equivalent to R$1,630 million).

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH, entered into an export prepayment contract with four foreign banks, in the amount of U.S.$200 million (equivalent then to R$465 million), with quarterly interest payments of 1.55% p.a. plus quarterly LIBOR (which can be increased to 1.75% p.a., depending on the level of leverage and risk rating of the Company) with a five-year term. As of December 31, 2016, the principal outstanding balance was US$200 million (equivalent to R$652 million).

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH, entered into an export prepayment contract, in the amount of U.S.$100 million (equivalent then to R$232 million), with quarterly interest payments of 1.625% p.a. plus quarterly LIBOR with a five-year term. As of December 31, 2016, the principal outstanding balance was US$93 million (equivalent to R$303 million).

In April 2013, we, through Fibria Trading International KFT., entered into an export prepayment contract with three banks in the amount of U.S.$100 million (equivalent then to R$202 million), with maturity in 2018 and an interest rate of 1.425% p.a. over the quarterly LIBOR (which can be increased to 1.625% p.a., depending on the level of leverage and risk rating of the Company). As of December 31, 2016, the principal outstanding balance was US$75 million (equivalent to R$244 million).

In February 2012, Veracel entered into the export prepayment contract, in the amount of U.S.$33 million (equivalent then to R$56 million), with semiannual payment of interest, at 5% p.a. plus LIBOR and a single payment of the principal with maturity in 2017. In January 2016, the Company prepaid 100% of this contract.

In May 2011, we signed an export prepayment agreement with a syndicate of banks in the amount of U.S.$300 million (equivalent then to R$489 million), bearing quarterly LIBOR plus 1.6% p.a., which can be increased to 1.8%, depending on our level of leverage and risk rating, with an eight-year term. As of December 31, 2016, the principal outstanding balance was US$240 million (equivalent to R$782 million).

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of U.S.$535 million (equivalent then to R$956 million), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The loans are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, 2010 funds totaling U.S.$314 million (equivalent then to R$559 million) were released, and the remaining balance of U.S.$221 million (equivalent then to R$389 million) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities. In April, 2011, the Company prepaid the amount of U.S.$100 million (equivalent then to R$161 million), and negotiated a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly amortization). Interest rates were also renegotiated and are currently bearing quarterly LIBOR plus 1.5% p.a., which can be increased up to 1.95% p.a., depending on our leverage ratio and risk rating. There were no fees charged in the renegotiation. In 2012, the Company prepaid the amount of U.S.$200 million, with no changes on the other conditions of the contract. In 2013, in the maturity date, the amount of U.S.$43 million was paid. In 2014, also in the maturity date the amount of U.S.$32 million (equivalent to R$74 million) was paid and the final maturity was renegotiated for August 2019. In 2015, also in the maturity date the amount of US$40 million (equivalent to R$136 million) was paid. In 2016, in the maturity date the amount of US$48 million (equivalent to R$173 million) was paid. After these transactions, the principal outstanding balance of this contract is U.S.$72 million (equivalent to R$235 million) as of December 31, 2016.

Revolving Credit Facilities

The Company has four revolving credit facilities totaling R$1.76 billion, available until 2018, three of which are in local currency, totaling R$850 million at 100% of the CDI rate plus 1.5% p.a. to 2.1% p.a. when utilized (0.33% p.a. to 0.50% p.a. when on stand-by) and one in foreign currency totaling US$280 million, at a cost of 1.55% p.a. to 1.70% p.a. at the 3-month Libor when utilized (35% of this spread when on stand-by). These funds, despite not being utilized, help improve the Company’s liquidity. Given the current cash position of R$4.72 billion, these lines totaling R$1.76 billion create an immediate liquidity position of R$6.48 billion. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed December 31, 2016 at 5.7x.

Finnvera (Finnish Development Agency)

In May 2016, the Company, through its subsidiary Fibria-MS, entered into a loan agreement to finance imported equipment for the Horizonte 2 Project. The total amount raised was U.S. Dollar equivalent to €384 million with the financial institutions BNP Paribas, Finnish Export Credit, HSBC Bank and Nordea, totally guaranteed by Finnvera (Export Credit Agency). In 2016, US$354 million (equivalent to R$1,188 million) was disbursed in three tranches of US$194 million, US$136 million and US$24 million, maturing in December 2025 and with interest rates of semi-annual LIBOR plus 1.03% p.a. for the first tranche and semi-annual LIBOR plus 1.08% p.a. for the second and third tranches. In December 2016, we voluntarily canceled €4.6 million of the commitment and the remaining undisbursed balance of U.S. Dollar equivalent to €2 million will be disbursed as required to pay the import suppliers. As of December 31, 2016, the principal outstanding balance was US$354 million (equivalent to R$1,153 million).

Middle West Development Fund (FDCO)

In September 2016, the Company, through its subsidiary Fibria-MS, raised R$ 424 million of the R$ 831 million available under our contract with Banco do Brasil, with an interest rate of 8.0% p.a., monthly payments of principal and interest as from June 2019 and final maturity in December 2027. The remaining balance may be disbursed by the end of 2017.

Domestic floating-rate notes

In 2016, the Company concluded four public distributions of Agribusiness Credit Receivable Certificates issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., backed in export credit notes issued by the Company.

In the first distribution, the total amount disbursed was R$1,350 million, in two tranches. The first tranche was R$880 million, with maturity for the principal in 2020, payments of interest semi-annually and an interest rate of 97% of CDI and the second tranche was R$470 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 5.9844% p.a. The funds were received by the Company on June 23, 2016.

In the second distribution, the total amount disbursed was R$374 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 5.9844% p.a. The funds were received by the Company on August 15, 2016.

In the third distribution, the total amount disbursed was R$326 million, with maturity for the principal in 2020, payments of interest semi-annually and an interest rate of 97% of CDI. The funds were received by the Company on August 31, 2016.

In the fourth distribution the total amount of R$1,250 million was disbursed in two tranches. The first tranche was R$756 million, with maturity for the principal in 2022, payments of interest semi-annually and an interest rate of 99% of CDI and the second tranche was R$494 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 6.1346% p.a. The funds were received by the Company on December 29, 2016.

In October 2015, the Company concluded the public distribution of 675 thousand Agribusiness Credit Receivable Certificates to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. in the total amount of R$675 million, with an interest rate of 99% of CDI, payments of interest semi-annually and final maturity for the principal in October 2021. The funding is being used for the purchase of goods and hiring of services in connection with Horizonte 2 Project. The Agribusiness Credit Receivable Certificates are backed by agribusiness credit rights assigned by Itaú Unibanco S.A., from the Export Credit Note to be issued by Fibria-MS, guaranteed by the Company. The funds were received by the Company on October 23, 2015. As of December 31, 2016, the principal outstanding balance was R$675 million.

In June 2013, we entered into a contract with Banco do Brasil an Export Credit Note (Nota de Crédito à Exportação - NCE), in the total amount of R$498 million, with maturity in 2018 and interest rate of 105.85% of CDI. This contract is also linked to a swap contract in order to exchange the currency from Reais to Dollar and change of the variable rate to fixed rate, being the final cost 4.19% p.a. plus foreign exchange currency. As of December 31, 2016, the principal outstanding balance was R$331 million.

In September 2012, we entered into an Export Credit Note (NCE) and a related interest swap agreement, for an aggregate principal amount of R$173 with million with semiannual payment of interest of 100% of CDI and amortization of the principal in four annual settlements as from 2017. This contract is also linked to a cross-currency interest rate swap contract in order to exchange Reais to U.S. Dollars and change of the variable rate to fixed rate, being the final cost 4.90% p.a. plus foreign exchange currency. As of December 31, 2016, the principal outstanding balance was R$173 million.

Domestic fixed-rate notes

In December 2016, the Company entered into a forestry loan with Banco do Nordeste, in the total amount of R$150 million, with an interest rate of 12.95% p.a., payments of principal and interest on the maturity date in December 2023. In December 2016, the amount of R$109 million was raised and the remaining balance of the commitment might be disbursed by the end of 2018.

In September 2016, the Company, through its subsidiary Fibria-MS, raised R$424 million out of the total commitment of R$831 million from Banco do Brasil for the Fund for the Financing of the Brazilian Midwest, with an interest rate of 8.0% p.a., monthly payments of principal and interest beginning in June 2019 and final maturity in December 2027. The remaining balance of the commitment might be disbursed by the end of 2017.

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

International fixed-rate notes

Voto-Votorantim IV

On June 24, 2005, we entered into a loan contract with Votorantim Overseas Trading Operations Limited IV (“VOTO IV”), a jointly controlled entity together with Votorantim Participações, which raised U.S.$400 million in the international capital markets (equivalent to R$955 million), bearing annual interest of 7.75%, maturing in 2020. We received 50% of the total funds raised, i.e., U.S.$200 million, equivalent then to R$477 million. In 2013, we prepaid a total amount of U.S.$42 million. As a result of this early redemption, we recognized financial expenses amounting to R$13.5 million, of which R$12.3 million related to the premiums paid in the repurchase transaction and R$1.2 million relating to the proportional amortization of the transaction costs of the Notes. In 2014, we prepaid the total amount of U.S.$61 million (equivalent to R$138 million). As a result of the early redemption, we recognized financial expenses amounting to R$33 million of which R$30 million related to the premiums paid in the repurchase transaction and R$3 million relating to the proportional amortization of the transaction costs of the Bonds. In 2015, we prepaid the total amount of U.S.$0.4 million. As a result of the early redemption, we recognized financial expenses amounting to U.S.$0.07 million of which U.S.$0.06 million related to the premium paid in the repurchase transaction and US$0.01 million relating to the proportional amortization of the transaction costs of the Bonds. After the early redemptions, the principal outstanding balance of these Bonds as of December 31, 2016 was U.S.$96.4 million (equivalent to R$314 million).

Fibria 2024 Notes

In May 2014, we, through our subsidiary Fibria Overseas Finance Ltd., raised US$600 million by issuance of a fully SEC-registered offering of the so-called “Fibria 2024 Bond”, an amount then equivalent to R$1.3 billion, maturing in ten years, bearing fixed interest of 5.25% p.a. The funds were received on May 12, 2014 and a portion of the proceeds was used for the early redemption of the Bond “Fibria 2021”.  This represented our first SEC registered debt offering (as opposed to privately place debt), which we believe reflects the stability we have achieved over the last several years, permitting us to achieve economies in pricing and a wider investor public. As of December 31, 2016, the principal outstanding balance was US$600 million (equivalent to R$2.0 billion).

BNDES Financing

BNDES has been an important source of debt financing for our capital expenditures. In May 2016, the Company through its subsidiary Fibria-MS signed a credit agreement with a limit of R$2,347.5 million, which will be used to finance the Horizonte 2 project. As of December 31 2016, R$835.6 million was disbursed, maturing in 2026 and with an interest rate of TJLP plus 2.26% p.a. and Selic plus 2.66% p.a. The remaining balance of the commitment will be disbursed in accordance with needs of the project subject to the conditions precedent for disbursement in the credit agreement.

In 2016, the Company drew down R$143.4 million from BNDES with maturities between 2016 and 2023, accruing interest between TJLP plus 1.86% p.a. to 3.42% p.a., UMBNDES plus 2.42% p.a. to 2.48% p.a., Selic plus 2.44% p.a. to 2.72% p.a. and fixed interest rate of 7.00% p.a. The proceeds were used in industrial, forestry and IT projects.  Loans from BNDES are secured by liens of property, plant and equipment and bank guarantee. The majority of our loans with BNDES bear interest indexed to a nominal long-term interest rate, TJLP. The remaining BNDES loans are indexed to UMBNDES (a weighted average exchange variation of a basket of currencies, predominantly U.S. Dollars) or Selic plus a spread and pre-fixed. As of December 31, 2016, the outstanding balance was R$2,459 million.

As of December 31, 2016, BNDES represented approximately 15.2% of our financial indebtedness, and is expected to remain as a significant source of financing in the future. See below details on amount and maturities:

Index	R$ in millions	Final Maturity
TJLP	1,535	2024
UMBNDES	568	2023
PRE-FIXED	115	2022
SELIC	241	2024
	2,459

For further information on the financing agreements with BNDES, see Exhibit 4.6 incorporated by reference in this annual report.

Maturities

At December 31, 2016, the amount of our short-term debt was R$1,138 million. At December 31, 2016, the annual maturities of our total debt were as follows:

Year	Amount
(R$ in millions)

2017	1,138
2018	1,821
2019	2,996
2020	2,563
2021	2,051
2022	1,159
2023	1,741
2024	2,252
2025	292
2026	93
2027	47
16,153

Covenants

In October 2016, the company concluded the renegotiation of the financial covenants required under certain long-term borrowings. This renegotiation resulted in the following changes: (a) the Debt Service Coverage Ratio covenant is suspended from the second quarter of 2017 until the end of 2018, (b) the Indebtedness Net Debt to Adjusted EBITDA ratio (in U.S. Dollars) was increased to a maximum of 7x from the second quarter of 2017 until the end of 2017, and (c) the Indebtedness Net Debt to Adjusted EBITDA ratio (in U.S. Dollars) was increased to a maximum of 6x for 2018. No fees or commissions were paid in connection with this renegotiation.

As of December 2016, our net debt to Adjusted EBITDA ratio (or indebtedness ratio) was 3.30 in U.S. Dollar (3.06 in R$). See Note 4.2.2 to our 2016 consolidated financial statements.

	up to Mar/17 and after 2019	Apr/17 to Dec/17	Jan/18 to Dec/18
Debt Service Coverage Ratio (1) — minimum ratio	1.0	Suspended	Suspended
Net Debt to Adjusted EBITDA Ratio (2) — maximum ratio	4.5	7.0	6.0

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

At December 31, 2016, we were in compliance with all covenants, which are required under certain long-term borrowings. See Note 23 to our 2016 consolidated financial statements and “Item 5 - Operating and Financial Review and Prospects — A. Operating Results — Results of Operations.”

Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012):

Adjusted EBITDA (R$ million)	2016	2015	2014
Net income of the year	1,664	357	163
(+/-) Financial results, net	(1,616)	3,685	1,635
(+) Taxes on income	1,380	(518)	(141)
(+) Depreciation, amortization and depletion	1,983	1,892	1,874
EBITDA	3,411	5,416	3,531
(+) Equity in results of joint-venture	1	(0)	1
(-) Fair Value of Biological Assets	212	(185)	(52)
(+/-) Loss (gain) on disposal of property, plant and equipment	31	(135)	75
(+) Accrual for losses on ICMS credits	97	248	88
(-) Tax credits - Capital gain on land and buildings sold - Asset Light Project	(10)	(7)	(852)
Adjusted EBITDA	3,742	5,337	2,791

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

Our Liability Management Plan included several actions such as (1) sale of non-strategic assets, (2) an equity offering, (3) the prepayment of more expensive debts and (4) the issuance of debts with more attractive costs and terms.

In 2015, Fibria has reached a debt level that is adequate for its size and an average cost of debt that is consistent with other low-risk Brazilian companies with access to international capital markets. The Company has reached an Investment Grade rating with a stable outlook by the rating agencies S&P, Moody’s and Fitch, even after the Brazil’s sovereign rating downgrade at the end of 2015.

Our brownfield project in Três Lagoas, approved by the Board on May 2015, will add 1.95 million tons/year to Fibria capacity increasing the total production capacity from 5.3 million tons/year to 7.25 million tons/year. Funding sources combine own cash (working capital release), banks (export pre-payment contract), Agribusiness Receivables Certificates (CRA), BNDES, Midwest Development Fund (FDCO) and foreign export credit agency (ECA).

Throughout 2016, we raised funds either to fund our expansion project or to reinforce our cash position through sources of financing with attractive conditions. In October 2016, Fibria successfully concluded the renegotiation of the financial covenants required under certain long-term borrowings, giving comfort to the Company during this expansion period. Fitch and S&P reaffirmed the investment grade rating for Fibria, despite Brazil’s sovereign downgrade to speculative grade rating. S&P revised the Company’s outlook to negative from stable.

Liability and Liquidity Management Policy

In July 2016, we reviewed our Liability and Liquidity Management Policy, originally created in May 2011, to maintain guidelines that allowed us to preserve our investment grade that allows access to credit lines with more attractive costs. This policy formalizes our goal to maintain a Net Debt over Adjusted EBITDA ratio in U.S. Dollars within the range of 2.0x and 2.5x. Nevertheless, Fibria can achieve, temporarily, a maximum leverage ratio of 3.5x during its expansion cycle. At no time, Fibria is allowed to take strategic and management decisions that will cause this ratio to exceed 3.5x. As of December 31 2016, the net debt/Adjusted EBITDA was 3.30x in U.S. dollars, and, therefore, within the limits established in the financial policy. The Company has mapped initiatives involving capex and working capital to manage its leverage, which may be implemented, if necessary, to adjust its indebtedness. Some of these initiatives are in the implementation stage, in accordance with the Company’s policy. The policy also formalized the goal of maintaining the necessary liquidity for the cash conversion cycle and to meet short-term financial obligations. It provides that we will maintain a minimum cash balance comprised of the sum of: (i) a minimum operating cash balance, which reflects the cash conversion cycle and (ii) a minimum balance for coverage of debt service, which includes interest and short-term principal. In addition, we may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance according to rating agencies methodology.

Subsequent Events

In January 2017, the Company, through its subsidiary Fibria Overseas Finance Ltd., concluded an issuance in the international market of notes, the “Green Bond Fibria 2027”, maturing in 2027, with a fixed interest rate of 5.5% p.a and semi-annual payments, in the amount of US$700 million (equivalent to R$2,247 million). The funds raised from the Green Bond Fibria 2027 were received on January 17, 2017, and will be used for investments in projects with environmental benefits that contribute to the achievement of the Company’s long-term sustainability goals. This transaction is fully and unconditionally guaranteed by the Company.

Capital expenditures

In 2016, our capital expenditures (Capex) increased by 162% to R$6,182 million, as compared to R$2,358 million in 2015 and R$1,591 million in 2014.The increase was primarily due to (i) industrial and forest expansion of the H2 Project, (ii) higher costs with forestry renewal, partnership and leasing, and (iii) increased expenses from maintenance, modernization and logistics projects, partially offset by the purchase of land that occurred in 2015. The 48% increase in 2015 compared to 2014 was mainly due to the land acquisitions (Note 16(a)(iii) to our 2015 consolidated financial statements), the industrial expansion of the H2 Project and higher cost from the acquisition of standing timber from third parties.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2016	2015	2014
	(in millions of Reais)
Industrial Expansion	3,890	218	38
Forest Expansion	137	74	74
Other Expansion	6	1	0
Subtotal Expansion	4,033	293	112
Safety/ Environment	31	25	18
Forestry Renewal (includes the advance for wood purchase - partnership program)	1,494	1,271	1,190
Maintenance, IT, R&D, Modernization	503	317	271
Subtotal Maintenance	2,027	1,613	1,479
Land purchase	—	452	—
Pulp logistics	122	—	—
Total	6,182	2,358	1,591

For 2017, Management has approved a budget of R$5.2 billion for future capital expenditures. The decrease over 2016 is mainly explained by lower expenses on the Horizonte 2 Project, for which will be allocated R$3.0 billion of the total 2017 capital expenditures.

C.                                    Research and development, patents and licenses, etc.

As a pulp producer, we seek to gain a better understanding of the entire production process and obtain competitive advantages by continuous investments in research and technological development. By attempting to identify the characteristics of the final pulp that are essential for the production of high quality pulp and paper, we introduce new challenges to our tree breeding program and improve our processes to develop innovative, higher quality products. The research and development activities conducted within our research center are directed towards increasing the productivity of our forests, improving the quality of the eucalyptus wood used as our raw material, increasing the efficiency of our productive process and industrial yields, and developing new, innovative higher quality products, in a sustainable way. These efforts are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes. Our total budget, including operational expenses and capital expenditure in research and development was R$72 million in 2016 and R$51 million in 2015. Our expenditures in research and development have been commensurate with our growth and our continued efforts to maintain our competitive advantage. This strategy has enabled us to develop high quality sustainable forests at lower costs and with minimal environmental impact, and to continue to supply the market with improved products and reinforcing our long-term relationships with key customers. By the end of 2010, the average annual amount of pulp produced per hectare was about 10.6 metric tons, compared to 6.4 metric tons obtained during the 1970s. Referring to this, one of the long-term targets we have is to keep reducing the amount of land required for the pulp production, as a result of increasing productivity via classical breeding.

Fibria has also increased efforts regarding the assessment and protection of its intellectual property. Achievements during 2016 in the intellectual property field include filling of three new patent applications and two new industrial designs and the granting of 26 patents and three new varieties of Eucalyptus. In summary, Fibria now has 152 granted patents, 146 patent applications, 24 protected varieties of Eucalyptus, demonstrating our success in innovation.

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

Our forestry technology is focused on wood quality, forest productivity and forest sustainability through research in classical breeding, forest biotechnology, plant physiology, soil and plant nutrition, silviculture, forest protection and environmental development. This intense research program has significantly increased our competitiveness.

We currently perform 100% of our planting program with clones improved by classical breeding, which are efficiently propagated as a result of pioneering nursery procedures. In 2016, we increased the number of superior clones deployed to operations, aiming at higher productivity (potentially 11.7 tons of pulp/ha/year) while minimizing genetic vulnerability due to climate changes.

Fibria also maintains a significant level of investment in a biotechnology program. In order to advance gains from classical breeding, Genome Wide Selection (GWS) is under development at the Company. GWS is based on the very early selection of superior eucalyptus clones by analyzing their DNA (molecular markers) profiles. By implementing this technique, which is new in the forestry sector, we expect to make the breeding cycles shorter, anticipating selection of superior materials. A new high throughput platform for intensive tree genotyping and different statistical models has been tested in order to increase the method efficiency. The preliminary results obtained by Fibria point out to very promising perspectives.

Other techniques like genetic transformation and mutagenesis are also under evaluation at Fibria, involving national and international partnerships. The main goal of these research programs are to evaluate the potential of such technologies to generate “new” genetic variability potentially useful to improve forest and industrial sustainable productivity, provided that they do not represent any kind of environmental or social risk. Fibria is committed to carry out these research programs in a very transparent way, involving all related stakeholders.

In a forestry based company, the maintenance and increase of sustainable forest biomass production together with silvicultural cost reduction is fundamental. In this regard, the optimization of the available natural resources is very important and can be achieved by dealing with soil fertility and conservation, plant nutrition and silvicultural practices. Soil monitoring processes conducted over the last two decades have revealed that fertility has been maintained or enhanced by adopting our nutritional management practices. During 2016, besides ensuring the best fertilization recommendation for each plantation block, we have also developed new fertilizers, including by-products from our mills, supported feasibility studies related to the use of limestone in sloping areas, and reviewed specific management packages for minimizing wood cost at the mill gate. In the past years, optimized fertilization control has led to significant gains in productivity, costs and safety.

Some diseases can become important limiting factors to the forest productivity. Thus, we also have continuous studies on Forest Protection in order to keep the forest healthy while reducing the use of chemical pesticides. Our recent research projects have been focused on supporting classical breeding in the screening of disease resistant clones and on increasing the use of biological pest control. In 2016, the Technology Center increased the activities in its Forest Health Protection and Natural Resources Laboratory and reached the production of 7 million natural enemies, ensuring their release in the plantations as the main action of our pest control strategy in the Aracruz Unit. This new laboratory has been used also to evaluate disease resistance in all Fibria’s eucalyptus clones and to diagnose new forestry problems. In this context, during 2016 we continued developing methods to evaluate the resistance of eucalyptus clones to diseases caused by Erwinia psidii and Ralstonia solanacearum. These bacteria cause vascular obstruction in eucalyptus, leading to wilting and death. The new methods recently developed allow better evaluation and selection of clones resistant to these diseases, helping to reduce the risks in the Company’s plantations. The “eucalyptus physiological disorder”, one of the main problems that affected the productivity of planted forests in the Southern Bahia region in the last years, was controlled after a better understanding of its causes and after the deployment of an action plan ranging from the mapping of risk zones to the plantation of tolerant clones. Fibria has become the pioneer of the forest sector on the use of Big Data approach with Predictive Analysis to address this problem. Moreover, we answered all questions about pesticides derogation, contributing to preserve FSC certification in all Fibria units. Our researchers are promoting the idea of creating a new FSC regulation policy for chemical pesticides use, considering the silvicultural aspects and rules for environmental security, instead of only the molecules chemical characteristics.

Furthermore, specific studies on Forest Ecophysiology based on our “Open-air Laboratories” (Fibria’s Watershed Project, Eddy-Covariance Flux Tower Net and Meteorogical Stations Net) are being conducted, allowing us to better understand the effects of climate change on Eucalyptus plantations. We have performed specific studies since 1993 into the quantity and quality of superficial and underground water by monitoring water tables in representative locations in our plantations and mills, which continue to indicate that there have been no material changes to the composition of the water, thus confirming that our plantations and industrial processes are not contaminating the surrounding water tables. With the recent water shortage resulting from extreme climate conditions, Brazil registered during 2015 and 2016 the driest years in 85 years, spurring the Company to increase the number of its meteorological stations from 37 to 57, expanding the climate coverage and allowing a better evaluation of the effects of the climate on the forest productivity.

Direct measurements of forest-atmosphere exchanges of carbon dioxide, water and energy allow us to observe whole-ecosystem metabolism. The Eddy-covariance Flux Tower Net at Fibria´s Units was installed during 2011-2012 and provides continuous record of net ecosystem CO2 exchange, evaporation, and energy flux between the atmosphere and Eucalyptus plantations, at hourly time resolution. In 2016, we installed one additional flux tower over pasture land in Três Lagoas Unit (MS) to better understand the water flux in an important land use for that region, improving our landscape management. The combination of short-term carbon and water exchange fluxes observed at the towers with long-term changes in biomass observed at permanent plots provides a very powerful information to develop and evaluate ecosystem process models, which we use to forecast wood productivity and evaluate the environmental impact under different climate scenarios.

In our continuous search for better environmental performance, we started to use the Ecosystem Services approach to integrate research topics and to improve our landscape management practices. In 2016, we finished the development of an integrated landscape planning process based on the hydrological model SWAT (Soil and Water Assessment Tool) and tested some recommendations considering environmental criteria to support the short and long term planning of forests. This process enables decision making about the best landscape management for the production of high-productivity forests with less impact on water and environmental resources in Fibria’s areas.

Regarding process and product technology, our research and development team continuously assess new trends and advances in the market in which we operate, allowing the development of new products and the entry into new markets. In particular, we have been following recent developments on the production technologies resulting in biofuels or alternative biomass-based products. Biorefinery is as an important subject in our project portfolio. Our roadmap on biorefinery is frequently updated, and the correspondent laboratory has been receiving considerable investments on high-tech pieces of equipment to allow transformation and characterization of raw material and products, including biofuels and bio-chemicals. These capabilities and drivers along with the establishment of strategic alliances is paving out the way to speedup research and development of bioproducts. The ongoing projects and alliances envision the different and more promising alternatives, not only making use of forest biomass in nature, but also from the circling streams of the kraft process, such as those from lignin. Within this scope of increasing the value from our forestry biomass, in 2016 the Joint Venture created by Fibria and Ensyn advanced on the detailed engineering for the installation of the first RTP unit in Brazil. In the same direction, contracts are in negotiation in the US for co-processing of bio-oil in oil refineries to produce gasoline and diesel. In addition, new technology and business opportunities in the biorefinery field have been assessed which may result on the entering and strengthening on markets other than those for renewable fuel oil.

When it comes to our pulp and paper production processes, during this last year we assessed and introduced important setup changes in order to improve fiber strength even further. This approach associated with customers’ feedback comes in close connection, as a loop, with the tree-breeding program. Along with what we call wood x process x product trinomium and the advantages of having these teams working side by side, we had been able to support Fibria’s strategy to be considered one of the best commercial and R&D partner by some of our most important customers.

Among these efforts in product development, our team has focused on the increase of BEKP share in the paper composition and/or supporting customers improving their products’ performance. These efforts are split into two major streams: (a) looking forward to set specific properties on the BEKP fibers through changes in forest sourcing, pulping and bleaching processes and/or (b) determining the best practices for the use of BEKP in different systems of stock preparation, refining and papermaking technologies as a whole. In 2016, new products were developed and trialed and a major focus was productivity improvement while reducing energy to produce pulp and paper. This kind of technology and know-how allow our customers to improve the usage of eucalyptus pulp and the performance of their final products.

Fibria has increased its efforts regarding the assessment and protection of its intellectual property. Achievements during 2016 in the intellectual property field include filling of three new patent applications and two new industrial designs and the granting of 26 patents and three new varieties of Eucalypts. In summary, Fibria now has 152 granted patents, 146 patent applications, 24 protected varieties of Eucalyptus, demonstrating our success in innovation.

D.            Trend Information

The primary trends which influence our sales and production and inventory levels are the patterns and cycles of pulp purchases by paper producers, pulp and paper prices, the level of pulp inventory in the hands of pulp producers in the global market, global economic conditions and the effect of currency fluctuations.

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

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2016. This table does not reflect swap transactions discussed under “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of Reais)
Total debt commitments (1)	2,057	3,671	10,186	6,915	22,829
Operating leases (2)	333	661	927	2,486	4,407
Purchase obligations (3)	1,651	2,961	2,742	1,158	8,512
Pension contributions (4)	5	10	10	111	136
Total contractual obligations and commitments (5)	4,046	7,303	13,865	10,670	35,884

(1)                     The amounts disclosed in the table are the contractual undiscounted cash flows and as such, they differ from the amounts presented in the consolidated balance sheet.

(2)       Includes land leases and sea transportation (domestic and export).

(3)                     Includes all take-or-pay contracts. We have long-term “take-or-pay” contracts with suppliers of pulp, transportation, diesel, and chemical and natural gas effective for an average period of six years, for which the contractual obligations are R$1,388 million per year.

(4)       Represents a contribution of R$5 million per year, in average.

(5)                     Excludes amounts of probable cash outflows which are expected to arise upon settlement of contingencies due to uncertainties with respect to timing of payments.

We are also subject to legal proceedings with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain probable and estimable losses arising from tax, civil and labor claims of R$386 million as of December 31, 2016. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Contingencies”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

We are managed by a Board of Directors and a Board of Executive Officers. The address of the management of our Company is Rua Fidêncio Ramos, 302, 3rd floor, São Paulo, State of São Paulo, Brazil.

Board of Directors

Our Board of Directors is required to meet four times a year and on an extraordinary basis whenever corporate interests so require. The members of the Board of Directors are appointed at General Shareholders’ Meetings and serve for two-year terms. Our Board’s responsibilities include determining our general business strategies, electing the Executive Officers and supervising the management. As of December 31, 2016, the Board of Directors was made up of the following members:

Name	Member Since	Age	Position

José Luciano Duarte Penido	2009	68	Chairman

Maria Paula Soares Aranha	2013	60	Alternate

João Carvalho de Miranda	2009	54	Vice-chairman

Sergio Augusto Malacrida Junior	2014	43	Alternate

Raul Calfat	2009	64	Member

Paulo Henrique de Oliveira Santos	2009	58	Alternate

Carlos Augusto Lira Aguiar	2012	71	Member

Julio Sergio de Souza Cardozo	2014	72	Alternate

João Henrique Batista de Souza Schmidt	2014	38	Member

Francisco Fernandes Campos Valerio	2015	69	Alternate

Ernesto Lozardo	2016	67	Member

Eduardo Rath Fingerl	2009	63	Member

Sergio Jose Suarez	2015	33	Alternate

Marcos Barbosa Pinto	2014	39	Member

Arminio Fraga Neto	2014	59	Alternate

Alexandre Gonçalves Silva	2009	71	Member

José Ecio Pereira da Costa Junior	2013	65	Alternate

We present below a brief biographical description of each member of our Board of Directors:

José Luciano Duarte Penido. Mr. Penido has been Chairman of the Board of Directors of Fibria Celulose S.A. since November 2009. Previously, from 2004 to 2009, he was President and CEO of Votorantim Celulose S.A., now Fibria, having served also as a member of the Board of that company. Between 1992 and 2004, he served as CEO of Samarco Mineração.

Mr. Penido is an independent member of the Board of Directors of Copersucar, an independent member of the Board of Directors of Química Amparo Ipê, member of the Board of Directors of Group Algar, member of the Corporate Governance and Sustainability Committee of Santander Brasil S.A. and member of the Executive Committee of the WBCSD’s - World Business Council for Sustainable Development.

João Carvalho de Miranda. Mr. Miranda has been a member and vice chairman of the Board of Directors of Fibria Celulose S.A. since November 2009. He has been CEO of Votorantim S.A. since January 2014. He joined Votorantim as CFO and Investor Relations Officer from March 2009 to December 2013. Before joining Votorantim, he was Executive Vice President of Citibank S.A. do Brasil, from 2006 to 2009. Previously, from 2004 to 2006, he held the position of CEO of Citibank N.A. in Chile, and acted as Corporate Banking Head at Citibank N.A. in Brazil, from 1998 to 2004.

Mr. Miranda is member of the Board of Directors and member of the Finance Committee of Votorantim Cimentos S.A, member of the Board of Directors of Votorantim Siderurgia and Votorantim Metais S.A.

Raul Calfat. Mr. Calfat has been a member of the Board of Directors of Fibria since December 2009. He was CEO of Votorantim Industrial S.A. from January 2012 to December 2013. In January 2004, he assumed the position of Executive Managing Director of Votorantim Investimentos Industriais and in January 2006 he became responsible for all industrial business of the company. Previously, from 1996 to 2003, he held the position of CEO of Votorantim Celulose e Papel and served as Chairman of the Pulp and Paper Association of São Paulo between 1993 and 1995, and as Vice President of the Brazilian Association of Pulp and Paper from 1996 to 2004.

Mr. Calfat is Chairman of the Board of Directors of Votorantim  S.A. He is also an independent member of the Board of Directors of Duratex S.A, member  of the Advisory Board  of Ibá, member of the Board of Directors of Sociedade Beneficente de Senhoras - Hospital Sírio Libanês and member of the Board of Directors and strategy committee of Embraer.

Carlos Augusto Lira Aguiar. Mr. Aguiar has been a member of the Board of Directors of Fibria Celulose S.A. since January 2012. He was President and CEO of Fibria from the Company’s creation in August 2009 through June 2011. He was President of Aracruz Celulose S.A. from April 1998 through December 2009, having joined the Company in 1981, performing various management positions in the areas of Production, Quality and Engineering. In 1985, he was promoted to Industrial Director and during the period from 1993 to 1998, he served as Vice President of Industrial and Forestry Operations. Mr. Aguiar began his career in the Pulp and Paper industry in 1970, having held various management positions in the area of production and projects. Mr. Aguiar is Chairman of the Board of Directors of Ibá.

João Henrique Batista de Souza Schmidt. Mr. Schmidt is member of the Board of Directors of Fibria Celulose S.A. since October 2014 and currently holds the position of Executive Director of Corporate Development at Votorantim S.A. Mr. Schmidt has more than 14 years of experience in investment banking, and was previously a Managing Director at Goldman Sachs in Brazil. Prior to Goldman Sachs, Mr. Schmidt worked at Citigroup in Brazil.

Mr. Schmidt is also a member of the Board of Directors of Citrosuco S.A. and member of the Supervisory Committee at Votorantim Energia.

Ernesto Lozardo. Mr. Ernesto Lozardo has been a member of the Board of Directors of Fibria Celulose S.A since September 2016. Currently, Mr. Ernesto Lozardo is president of the Institute for Applied Economic Research (IPEA), and professor of Economics at Fundação Getulio Vargas in São Paulo, Brazil. He also served as advisor to the president of the Brazilian Development Bank (BNDES) from September, 2011 to June, 2016, President of the Public Data Processing Company (PRODESP) of São Paulo State in 1994, State Secretary for Economic Planning and Management of São Paulo state from1992-1994, Member of the Board of Directors of Indústrias de Papel Simão S.A. from 1988-1992, Economic Director of Lozardo & Cruz DTVM - Distribuidora de Títulos e Valores Mobiliários Ltda. from 1982-1984 and Economic  Director of  Distribuidora de Títulos e Valores Mobiliários do Estado de São Paulo Ltda. (DIVESP) from 1977-1979. He also has been a Professor of Economics at EAESP-FGV since 1978.

Eduardo Rath Fingerl. Mr. Fingerl has been a member of the Board of Directors of Fibria Celulose S.A. since December 2009. From April 2006 to April 2011, Mr. Fingerl was a director of the areas of Capital Market, Venture Capital and Environment at Banco Nacional de Desenvolvimento Econômico e Social - BNDES. He joined BNDES in May 1976, and has made a career at the bank acting in several positions. From August 1989 to June 1993, he acted in the private sector as Technical Director of FBDS - Fundação Brasileira para o Desenvolvimento Sustentável and Director of PQB - Petroquímica da Bahia S.A.

Mr. Fingerl is an independent member of the Board of Directors of EcoRodovias S.A, and also participates on the Investments Committee, Finance and Risks.

Marcos Barbosa Pinto. Mr. Pinto Joined Gávea Investimentos in May 2011 as a Partner. Prior to joining Gavea, Marcos served as commissioner of the Brazilian Securities Commission (2007-10) and chief advisor to the president of the Brazilian National Development Bank (2005-06). Marcos also worked as a lawyer at Morrison & Foerster LLP in California (2001-02) and Levy & Salomão Advogados in São Paulo (2003-04), where he advised clients in a number of mergers and acquisitions as well as private equity deals. Marcos holds an LL.B. and a Ph.D. in law from the University of São Paulo, an LL.M. from the Yale Law School and a masters in economics from Getúlio Vargas in Rio de Janeiro (FGV-RJ). He was also a visiting researcher at Columbia University and taught corporate law at Fundação Getúlio Vargas in Rio de Janeiro (FGV-RJ). He is currently a member of the Board of Directors of Multiterminais, Unidas, Chilli Beans and Hering S.A.

Alexandre Gonçalves Silva. Mr. Silva has been an independent member of the Board of Directors of Fibria Celulose S.A. since December 2009. From 2001 through 2007, he served as President and CEO of GE do Brasil. Previously, he served as President and CEO of GE Celma, an aero engine repair and overhaul company located in Petropolis, Rio de Janeiro. In his 40-year career, he worked most of his time in diverse sectors of the commercial aircraft industry.

Mr. Silva is presently Chairman of the Board of Directors of Embraer and a member of the Board of Directors of Ultrapar, Nitroquimica, Tecsis and Amcham.

ALTERNATES

Maria Paula Soares Aranha. Mrs. Maria Paula Aranha has been an alternate member of the Board of Directors of Fibria Celulose S.A. since April 2013. She has been also the coordinator of our Statutory Audit Committee since May 2013. She was a member of the Fiscal Council of Fibria Celulose S.A. from April 2011 to April 2013. Since 2005, she has been acting in the field of controlling, corporate governance and operational risk management consultancy. Previously, she served as Superintendent of Planning and Control of Aliança do Brasil Companhia de Seguros (affiliate of Banco do Brasil). Mrs. Maria Paula joined Banco do Brasil S.A. in 1981 and has made a career at the bank acting as Division Manager of Controlling and Executive Manager of Controlling and Distribution. Mrs. Maria Paula is a Chairman Fiscal Council of Invepar S/A.

Sergio Augusto Malacrida Junior. Mr. Sergio Malacrida has been an alternate member of the Board of Directors of Fibria Celulose S.A since April 2014.  He has been also a member of the Finance Committee since September 2013. He currently is Director of Treasury and Investor Relations Officer of Votorantim S.A. He was partner at PR&A Financial Products, partner at Vinci Partners, CFO at Vanguarda Agro, Treasurer at Fibria.

Mr. Sergio Malacrida is a member of the Finance Committee of Votorantim Cimentos, Chairman of the Board of Directors and a member of the Finance Committee of Funsejem, member of the Board of Directors of Votorantim Energia and Citrosuco. He is graduated in Economics (FEA/USP) and MsC in Mathematics (IME / USP).

Paulo Henrique de Oliveira Santos. Mr. Santos has been an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2009. On January 2011, he has held the position of Director of Mergers and Acquisitions and Emerging

Businesses at Votorantim Industrial S.A., and since 2000 he has held the position of Chairman of Votorantim Novos Negócios — VNN, acting in the private equity and venture capital market. In 2013, he has held the position of Acting CEO of Votorantim Cimentos. From 1997 to 2000, he was Financial Director of Votorantim Metais.

Mr. Santos is a member of the Board of Directors of Tivit S.A and Votorantim Cimentos S.A and Vix Logística.

Julio Sergio de Souza Cardozo. Mr. Julio Sergio de Souza Cardozo is an alternate member of the Board of Directors of Fibria Celulose S.A. and member of Fibria’s Statutory Audit Committee as financial specialist. He is lecturer, business consultant and full professor. He is professor of the Masters Program in Accounting at UERJ - University of the State of Rio de Janeiro and in MBA courses as an invited professor in several programs in the country. He was a partner with Ernst & Young for more than twenty years and after his retirement, he founded Julio Sergio Cardozo & Associates, a consulting business based in the city of São Paulo. He has a PhD equivalent in Accounting & Finance, Majors in Auditing & Internal Control — graduated by Rio de Janeiro State University.

Mr. Julio Cardozo is Chairman of the Board of Directors of Saraiva SA and Chairman of the Fiscal Council of Rio 2016 Organizing Committee for the Olympic Games.

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

Mr. Valério has been an alternate member of the Board of Directors of Veracel Celulose S/A, Chairman of Sindicato Papel e Celulose do MS.

Sergio José Suarez Pompeo. Mr. Pompeo was an alternate member of the Board of Directors of Fibria Celulose S.A. from October 2010 to April 2012 and was part of the Finance Committee of the Company from October 2010 to April 2012. He joined the Banco Nacional de Desenvolvimento Economico e Social - BNDES in 2008 and is currently the Manager of BNDES’ Capital Markets area, working in the Investment Department of such area. Between 2006 and 2008, he worked at Petrobras in the area of Petrochemical Investments. Between 2008 and 2009 he served as Board member of some companies providing services to Petrobras (Companhia de Recuperação Secundária - CRSEC, Marlim Participações and Nova Marlim Participações), and as an alternate member of the Fiscal Council of Bertin S.A.

Mr. Pompeo was a member of the Board of Directors of Tupy S.A from 2011 to 2013.

Arminio Fraga Neto. Mr. Arminio Fraga is founding partner of Gavea and Chairman of the following Committees: Investment, Private Equity and Multimarket funds, Executive and Remuneration, and member of the Risk Committee and Real Estate Fund of Grupo Gavea. From 2009 to 2013, Arminio Fraga was Chairman of the Board of Directors of BM&FBovespa. From 1999 to 2002, he was Chairman of the Central Bank of Brazil and before that, he was Director of International Matters of the Central Bank of Brazil, from 1991 to 1992. From 1993 to 1999, he was Managing Director of Soros Fund Management in New York, focused in emerging markets. Additionally, Arminio Fraga was Vice-Chairman of Salomon Brothers in New York from 1989 to 1991, focused in arbitration in emerging markets. He was also Chief Economist and Manager of Operations in Banco Garantia from 1985 to 1988. Arminio Fraga taught regularly in universities in Brasil, such as Pontifícia Universidade Católica and Fundação Getúlio Vargas, Rio de Janeiro, and taught abroad at Columbia University from 1993 to 1999 and at Wharton School from 1988 to 1989. Arminio Fraga also published academic works in several specialized magazines in Brazil and abroad.

Mr. Arminio Fraga is member of the Board of Directors of Group of Thirty and member of the Board of Directors of Instituto Desiderata.

José Ecio Pereira da Costa Junior. Mr. Pereira has been an alternate member of the Board of Directors of Fibria Celulose S.A. He is a member of the Statutory Audit Committee since May 2013. He was Chairman of the Fiscal Council from December 2009 to April 2013. In December 2007, he started the business management consulting company JEPereira Consultoria em Gestão de Negócios. From June 2002 to June 2007, he acted as audit partner at Deloitte Touche Tohmatsu in Brazil in the sector of audit and consulting. He graduated in Business Administration from Getulio Vargas Foundation — FGV and Accounting from Faculdade São Judas Tadeu.

Mr. Pereira is a member of the Board of Directors and Member of the Audit Committee of Gafisa S.A., member of the Board of Directors of Princecampos Participações S.A., member of the Consultive Board of CVI Refrigerantes Ltda, member of the Audit Committee of Votorantim Cimentos S.A, Votorantim Metais S.A, Votorantim Siderurgia S.A, member of the Board of Directors of IBEF-PR and member of the Audit Committee of Citrosuco S.A.

Board of Executive Officers

The following executive officers were appointed by our Board of Directors. They are members of our board of executive officers and are our legal representatives. The board of executive officers meets periodically to review production, and commercial and financial operations. Our executive officers are as follows:

Name	Age	Position
Marcelo Strufaldi Castelli	53	Chief Executive Officer
Wellington Angelo Loureiro Giacomin	53	Supply Chain & Logistics
Guilherme Perboyre Cavalcanti	48	Chief Financial Officer & Investor Relations Officer
Luiz Fernando Torres Pinto	63	Human and Organizational Development
Maria Luiza de Oliveira Pinto e Paiva	53	Sustainability & Corporate Relations
Aires Galhardo	39	Operations & Engineering

We present below a brief biographical description of each executive officer:

Marcelo Strufaldi Castelli. Mr. Castelli was appointed as Chief Executive Officer effective on July 1, 2011. Prior to that, he served as our executive officer of Paper, Planning, Procurement and Forestry Operations and Technology since August 28, 2009. Mr. Castelli also served as the supply chain and strategy director of our Company, where he has served as member of the executive board since December 2006. In addition, since joining our Company in 1997, Mr. Castelli held various positions, including recovery, utilities and environment manager, general manager of the Jacareí mill and associate director of operations. Prior to that, Mr. Castelli worked at Suzano, Bahia Sul and Aracruz. Mr. Castelli holds a bachelor’s degree in Mechanical Engineering from Universidade de Mogi das Cruzes and a degree in Business Administration from Faculdades Associadas de São Paulo (FASP). Mr. Castelli also attended courses at IMD in Switzerland and holds a Master of Business Administration degree from Fundação Dom Cabral (FDC).

Wellington Angelo Loureiro Giacomin. Mr. Giacomin joined the Company in 1987. From 2012 to 2014, he was General Manager for Supplies and, in 2014, he was appointed non-statutory Officer for Logistics and Supplies at Fibria. He is a mechanical technician from the Escola Técnica Federal do Estado do Espírito Santo, with an undergraduate degree in Mechanical Engineering and a graduate degree in Quality Engineering from Universidade Federal do Espírito Santo (UFES). He also holds a Master degree in Business Administration in Executive Management from IBMEC.

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

Luiz Fernando Torres Pinto. Mr. Pinto joined Fibria as the Executive Officer of Human & Organizational Development on October 24, 2011. Prior to Fibria, Mr. Pinto has held several management positions in human resources, industrial production and business units at the following Companies: SunCoke Energy, Cenibra, Aracruz Celulose and Paranasa. Mr. Pinto has a major in Chemical Engineering from Universidade Federal de Minas Gerais, a Master in Business Administration in Corporate Management from Fundação Dom Cabral and a HR specialization from Stanford Business School.

Maria Luiza de Oliveira Pinto e Paiva. Since March 2015, Ms. Pinto has been non-statutory Sustainability and Corporate Relations Officer at Fibria. Previously, from 2013 to 2015, she worked as a consultant in Sustainable Development and Organizational Development and, between 2001 and 2012, held various positions with Banco Santander. She holds a bachelor’s degree in Psychology from Pontificia Universidade Católica de São Paulo and is specialized in Human Resources at the University of Michigan, in the United States, and in Business and Sustainability at Cambridge University.

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

At the Extraordinary Shareholders Meeting held on April 26, 2013 the Statutory Audit Committee was established, the same meeting approved the amendment of our Bylaws where the Fiscal Council became a non-permanent corporate body and will only be installed upon request by the shareholders. For the fiscal year of 2014 and 2015, the Fiscal Council was appointed.

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

Set forth below are the names, ages and positions of the members of our Fiscal Council and their respective alternates, each of whom has been appointed to serve until April 2017:

Name	Age	Year First Elected	Position
Mauricio Aquino Halewicz	43	2013	Member
Geraldo Gianini	66	2009	Alternate
Gilsomar Maia Sebastião	41	2013	Member
Antonio Felizardo Leocadio	44	2014	Alternate
Raphael Manhães Martins	33	2016	Member
Domenica Eisenstein Noronha	39	2016	Alternate

Statutory Audit Committee

NYSE rules require that listed companies have an Statutory Audit Committee that (i) is comprised of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding Audit Committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Our Statutory Audit Committee, which, subject to certain exceptions, is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on December 18, 2009. On April 26, 2013 the Audit and Risk Committee became the Statutory Audit Committee — CAE according to the Extraordinary Shareholders Meeting resolutions by the amendment of our Bylaws within the terms of CVM Ruling 509, of November 16, 2011, which shall operate on a permanent basis. On May 27, 2013, the Board of Directors approved the establishment of the Statutory Audit Committee, its Internal Rules and appointed its members. The CAE complies with all of such requirements and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. Our Statutory Audit Committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors. Our Statutory Audit Committee also evaluates the effectiveness of our internal financial and legal compliance controls. Our Statutory Audit Committee is composed of at least three (3) at most five (5) members appointed by the Board of Directors for a 5-year term. All members of our Statutory Audit and Risk Committee satisfy the audit committee membership independence requirements established under rules of the SEC. The Board of Directors has determined that Julio Sergio Souza Cardozo is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act.

The members of the Statutory Audit Committee are as follows:

Name	Member Since	Age
Julio Sergio Souza Cardozo	Oct 1, 2014	72

Maria Paula Soares Aranha	May 27, 2013	60

José Ecio Pereira da Costa Junior	May 27, 2013	65

As of December 31, 2016, the members of our Statutory Audit Committee, on an individual basis and as a group, directly own less than 1% of our common shares.

Our Statutory Audit Committee is governed by Internal Regulations, which were approved by the Board of Directors in July 2014, which sets forth rules with respect to duties and responsibilities of the committee, its structure and functioning, as well as rights and obligations of its members.

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

B.                                    Compensation

In 2016, remuneration expenses to our executive officers and directors, including all benefits was R$13,932 thousand. Details are set forth in the table below:

2016
(in thousands of Reais)
Benefits to officers and directors	22,184
Benefit program - Phantom Stock Options and Stock Options plans	(8,252)
13,932

The Brazilian Corporation Law requires that members of our fiscal council receive remuneration equal to at least 10% of the average amount paid to our executive officers.

C.                                    Board Practices

Our Board of Directors meets ordinarily at least four times per year and extraordinarily whenever necessary, according to our interest or when called by the Chairman or by the majority of the members of the Board of Directors. Our Board of Directors is responsible for, among other things, establishing our general business policies and for electing our executive officers and supervising their management. The board of executive officers meets periodically to review production, commercial and financial operations. Each of our Board of Directors and our Board of Executive Officers is governed by their respective Internal Regulations both approved by the Board of Directors in October 2013, which set forth rules with respect to duties and responsibilities of each Board, its structure and functioning, as well as rights and obligations of its members.

According to the Brazilian corporate law and to our by-laws, the members of the Board of Directors are elected by the holders of our common shares at the general shareholders meeting. Fibria’s members of the Board of Directors serve two-year terms. In April 2015 the sitting and alternate members were elected to serve a mandate until the Ordinary General Meeting to be held in 2017.

D.            Employees

As of December 31, 2016, we employed 4,493 people. We outsource many of our operations and substantially all of the transportation of wood, pulp and other raw materials. This accounted for 13,477 people as of December 31, 2016.

Several unions represent our employees and they are considered well-organized institutions. Annual Collective agreements related to non-executive employees were renewed in 2016 for another year, except for the agreement of the industrial employees of our Aracruz Unit which is still under negotiation, formalized agreements resulted in a base salary increase of up to 9.0% (all the collective agreements for 2016 were concluded without any real increase, and some of them were concluded with increase less than the rate of Brazilian inflation, others were concluded with increases equal to the inflation rate), including administrative, industry and forest personnel. We believe we have very good relations with our employees.

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

Defined Contribution Pension Plan

In March 2000, we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group (Funsejem) which is available to all employees. For employees below a certain income level we match their contribution limited to 1.5% of the employee’s compensation. For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation. Additional contributions can be made at the employee’s option. Contributions vest in a range of percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service. The Company’s contributions for the year ended December 31, 2016, 2015 and 2014, were R$11.7 million, R$9.7 million and R$9.3 million, respectively.

Former Aracruz employees participated in ARUS — Fundação Aracruz de Seguridade Social, a private, not for profit, pension plan operating as a multi-sponsored fund. As a result of the Aracruz Acquisition in 2009, all employees had the option to transfer their contributions made to ARUS to Funsejem as ARUS has been terminated.

Profit Sharing Plan

Pursuant to Brazilian federal law, companies operating in Brazil are required to share profits with employees beginning from fiscal year 1996. In 1996, we instituted a profit sharing plan for our employees in addition to providing health and life insurance, transportation, meals and training. Pursuant to the program, each employee’s share of profits is linked to our operational and financial results. Employees are eligible to receive a maximum payment of up to 2.5 monthly salaries payable in February of the following year. Payment is granted if defined goals set by management are achieved by the process or industrial unit, in which the employee works and based on the individual performance of the employee. The unions that represent our employees have agreed to this profit sharing plan.

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

The amount recorded as expenses for the year ended December 31, 2016, 2015 and 2014, was R$6.7 million, R$6.9 million and R$7.6 million, respectively.

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial Assumptions
	2016	2015

Discount rate - %	5.65	7.3
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	5.5	5.7
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

Based on the independent actuary’s report, the position of the actuarial calculations is as follows:

	2016	2015
	(in thousands of Reais)	(in thousands of Reais)
Reconciliation of liabilities
Present value of actuarial obligations	89,944	91,434
Cost of current service
Interest on actuarial obligations	11,806	10,339
Benefits paid	(5,270)	(4,656)
(Gains) losses	39,718	(8,430)
Others	142	(1,257)
Balance of actuarial obligations	136,340	89,944

Organizational climate survey

In 2016, we conducted our biannual survey among our employees to identify positive and negative factors that influence the behavior of staff and impact Company performance, with a record participation of 94% of respondents, compared to 91% for the 2014 survey, which demonstrates the level of confidence professionals have in the Company. Since 2014, in partnership with Gallup we started to use a methodology that evaluates the level of engagement of professionals, the premise being that having committed employees means having people working with passion and motivated to seek better results. The Gallup methodology baseline is that 4.5 engaged professionals are required to neutralize 1 actively disengaged professional (4.5: 1). In our own results, we went from an initial outcome in 2014 of 3.3: 1 to a significant improvement in the measure of engagement of 6.1: 1, well in excess of the baseline. While we are still in transition, we maintained the measure of favorability at 79% in 2016, 7 percent improvement over the previous result - 72%. The process of disseminating and deploying results for the entire organization and the continuous work of climate management is being implemented throughout the organization, and managers and teams are required to develop and follow plans focused on actions that have impact on the company’s results and performance.

E.            Share Ownership

As of December 31, 2016, the members of our Board of Directors and our Executive Officers, on an individual basis and as a group, directly owned less than 1% of our common shares. For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7. A. Major Shareholders and Related Party Transactions — Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or Executive Officers and their representative percentage relative to the total outstanding shares as of December 31, 2016:

Board of Directors	Number of Common Shares

José Luciano Duarte Penido	32,001
Maria Paula Soares Aranha	0
João Carvalho de Miranda	15
Sergio Augusto Malacrida Junior	0
Raul Calfat	70
Paulo Henrique de Oliveira Santos	1
Carlos Augusto Lira Aguiar	2,431
Julio Sergio de Souza Cardozo	0
João Henrique Batista de Souza Schmidt	0
Francisco Fernandes Campos Valério	3,539
Ernesto Lozardo	0
Eduardo Rath Fingerl	616
Sergio Jose Suarez Pompeo	1
Marcos Barbosa Pinto	0
Arminio Fraga Neto	0
Alexandre Gonçalves Silva	1
José Ecio Pereira da Costa Junior	0

Executive Officers
Marcelo Strufaldi Castelli	25,800
Maria Luiza De Oliveira Pinto E Paiva	0
Luiz Fernando Torres Pinto	0
Wellington Angelo Loureiro Giacomin	0
Aires Galhardo	0
Guilherme Perboyre Cavalcanti	0
Total	64,475

Source: Itaú Custódia.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

As of December 31, 2016, Fibria had 553,934,646 common shares. The table below presents certain information as of December 31, 2016, regarding (i) any person known to us as the owner of 5% or more than of our outstanding common stock, and (ii) the total amount of the common stock owned by the members of our Board of Directors, Executive Officers and Fiscal Council.

	December 31, 2016
Shareholders	Number of shares	% of total
Common Shares
Votorantim S.A	162,974,335	29.42
BNDES Participações S.A	161,082,681	29.08
Board of Directors, Executive Officers and Fiscal Council	64,489	0.00
Treasury Shares	344,042	0.00
Public (Free Float)	229,469,099	41.43
Total Common Shares	553,934,646	100.00

(1)    Under the First Amendment to the Shareholders’ Agreement, BNDESPar is required to hold 20.589% of the total capital during the first three years (until October 2017) of the signature of the First Amendment of the Shareholders’ Agreement which took place on October 29, 2014, and for the next two years 10.2945% (from October 2017 to October 2019).

B.                                    Related-Party Transactions

We have engaged in a number of transactions with related parties, which are described in Note 16 to our 2016 consolidated financial statements, as of and for the years ended December 31, 2016, 2015 and 2014 included elsewhere in this annual report.

In 2013, we continued to refine our corporate governance, with the development of a Policy for Related Party Transactions, approved by our Board of Directors. This Policy is intended to establish standard procedures to be observed in the execution of transactions with related parties and in situations in which there may exist a conflict of interest, so as to assure that these transactions are conducted on market terms and are disclosed and reflected in our records in the correct and complete form. In 2016, the Board of Directors approved the review of such Policy, which was amended to be in compliance with additional Brazilian rules issued by the CVM regarding related-party transactions, as well as to establish certain procedures to guarantee that the company is screening its related-parties.

Our commercial and financial transactions with our subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

The following is a summary of the nature and conditions of the transactions with the related parties:

Controlling shareholders

We have a contract with Votorantim S.A. related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$9 million and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, Votorantim S.A. provides various services related to technical advice, trainings, including management improvement programs. These services are also provided to the entire Votorantim Group and we reimburse Votorantim S.A. at cost for the charges related to the services used.

We have financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of our plants (See Note 23 of our 2016 consolidated financial statements).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

Votorantim Group companies

The Company, through its VOTO IV joint-operation had an account receivable of US$3 million with Votorantim S.A., which matures in July 2017 (equivalent to R$10 million).

The Company has a commitment to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our units in Jacareí, Aracruz and Três Lagoas. Since these units already generate their own energy, the contract has the purpose of optimizing the energy matrix. The amount to be paid or received upon the sale of energy changes based on plant energy requirements. The total amount contracted is approximately R$1 million for the services of energy to be rendered by Votener, maturing on December 31, 2021. In the event of early termination of the contract, that party is required to pay all obligations incurred up to effective date of termination of the contract.

The Company has a marketable security investment with Banco Votorantim in the amount of R$126 million, maturing in August 2017 and an average interest rate of 101.42% of the CDI.

The subsidiary Fibria-MS has a marketable security investment with Banco Votorantim in the amount of R$56 million maturing in August 2017 and an average annual interest rate of 101.46% of the CDI.

The subsidiary Portocel has a marketable security investment with Banco Votorantim in the amount of R$4 million maturing in September 2017 and an average annual interest rate of 101.3% of the CDI.

Banco Votorantim had rendered advisory services to us during the process of issuance of the Agribusiness Credit Receivable Certificates, where we paid the total amount of R$2 million regarding the fees for the structuring, distribution and success processes.

Votorantim CTVM Ltda. rendered services to us during the process of issuance of the Agribusiness Credit Receivable Certificates, where we paid distribution fees of R$119 thousand.

Votorantim Cimentos has an agreement with the Company for the supply of road construction supplies, such as rock and calcareous rock, in the amount of R$533 thousand through March 2017.

On December 23, 2015, we signed a cession of rights and obligations agreement with Votorantim Siderurgia S.A. (“VS”) for the cession to us of the first cycle of rotation of the eucalyptus forests regarding existing contracts signed with rural producers from the State of Minas Gerais. As a consequence, we agreed with the payment in the amount of R$4 million corresponding to the reimbursement of the value already paid in advance by VS to the rural producers regarding the existing contracts. The payment will be made as follows: 90% of the total within 20 days from signing the cession and the remaining balance up to 20 days after the harvest.

The Company had an agreement with Pedreira Pedra Negra Ltda. for the supply of road construction supplies, such as rock and gravel, in the amount of R$590 thousand matured on December 31, 2016.

The Company had an agreement to purchase sulfuric acid from Votorantim Metais, in the amount of R$12 million, for the supply of 24,000 tons of sulfuric acid. The agreement ended on December 31, 2016.

The Company has land lease agreements, for approximately 1,673 hectares of planted area, with Companhia Brasileira de Alumínio - CBA, with final maturity in February 2023, amounting R$9 million.

The subsidiary Fibria-MS has land lease agreements, for approximately 255 hectares, with Sitrel - Siderurgia Três Lagoas Ltda., with original maturity in September 2031, totaling R$2 million.

In the years ended December 31, 2016, 2015 and 2014, no provision for impairment was recognized on assets involving related parties.

The total annual amount authorized by the Annual General Meeting on April 27, 2016 for the remuneration of Board of Executive Officers, Board of Directors and Fiscal Council for 2016 was R$66 million. The remuneration expenses in 2016 included: (i) benefits to officers and directors (R$53 million); and (ii) benefit program - Phantom Stock Options and Stock Options plans (R$13 million).

Benefits include fixed compensation, social security contributions to the National Institute of Social Security (INSS) and the variable compensation program.

This number does not include the compensation for the Statutory Audit Committee, Finance, Personnel and Remuneration, Innovation and Sustainability Committees’ members of R$1.2 million for the year ended December 31, 2016.

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

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See “Item 3. Key Information — A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal proceedings and provisions

We are subject to numerous legal proceedings with respect to tax, labor and other claims. See Note 25 to our 2016 consolidated financial statements and discussions on our critical accounting policies.

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings, we have made deposits (included in other non-current assets) which will only be released to us upon a judgment in our favor. The accrual for tax and other litigation and the deposits are as follows:

	2016			2015
In thousands of Reais	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	107,300	112,616	5,316	96,997	106,571	9,574
Labor	67,343	230,155	162,812	64,429	201,561	137,132
Civil	21,222	42,986	21,764	18,918	37,537	18,619
Total	195,865	385,757	189,892	180,344	345,669	165,325

Legal Matters

We are party to a number of legal actions arising from our normal business activities. These include general civil, tax and employee litigation and administrative and environmental proceedings, which our management, supported by our legal counsel, classified the probability of loss as reasonably possible. Therefore, no provisions for such legal proceedings were constituted. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, except as described below, such actions, if decided adversely, would not, individually or in the aggregate, have a material adverse effect on our financial condition.

In relation to those matters for which we have established provisions, we believe that our provisions for legal proceedings are sufficient to meet probable and reasonably estimable losses in the event of unfavorable court decisions and that the ultimate outcome of these matters will not have a material effect on our financial condition or results of operations. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have provisions.

The updated amount of the legal cases assessed as reasonably possible, as of December 31, 2016 is R$6.8 billion for Tax Proceedings and R$2.0 billion for Civil Proceedings.

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

Nevertheless, the Brazilian Federal Revenue Service served us an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used in 2003 and 2004. The Tax Federal Administrative Court cancelled the part of the assessment related with 2003 benefits and the part related with 2004 was upheld.

Our management, supported by our legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or in respect of future periods.

Currently, the tax exposure is under review, due to the issuance of a motion to stay execution, which is currently pending judgment. The amount as of December 31, 2016 was R$134 million.

IRPJ/CSLL - partial approval

We have pending a number of requests for the approval of income tax credits with the Brazilian Federal Revenue Service with respect fiscal year 1997, totaling R$134 million. The authorities approved only R$83 million, which generated a debt of R$51 million (R$218 million updated as at December 31, 2016). We timely appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under review at the judicial level. Based on the opinion of our internal and external legal counsel, the probability of loss is reasonably possible and, as such, no provision has been recorded with respect thereto.

Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

In December 2012, a tax assessment was issued by the Brazilian Federal Tax Authority, or RFB, against us, with respect to Corporate Income Taxes (Imposto de Renda Pessoa Jurídica), or IRPJ, and Social Contribution on Net Income (Contribuição Social Sobre o Lucro Líquido), or CSLL taxes as a result of an agreement signed between Fibria (on that occasion VCP) and International Paper. The subject matter of which was the exchange of industrial and forestry assets between the two companies.

On January 19, 2016, the Tax Federal Administrative Court (CARF — Conselho Administrativo de Recursos Fiscais) rejected the appeal filed by the Company. The appeal was rejected as per the casting vote of CARF’s President, a representative of the Brazilian Federal Revenue Service, upon the tie resulting from the votes of the other counselors.

After notification of the decision, on May 25, 2016, since no appeal at the administrative level is permitted, the Company proceeded in the judicial courts and is currently awaiting the defendant´s response (Federal Union). The Company paid the judicial guarantee, which was accepted, and based on the opinion of our internal and external legal counsel, the likelihood of loss is reasonably possible and, as such, no provision has been recorded with respect thereto. The amount as of December 31, 2016 was R$2 billion.

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

On November 28, 2013, we filed an appeal with the Brazilian Federal Revenue Service.

In August 2014, we became aware of the decision accepting the Company’s appeal against the tax assessment notice issued by the Brazilian Federal Revenue Service. This is a first administrative instance decision and the Public prosecutor filed a mandatory appeal. The claim is pending a final decision from the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais). Based on the position of our internal and external legal advisors, the likelihood of loss is reasonably possible and no provision has been recorded with respect thereto.

On February 25, 2016, the Company was notified of the decision that rejected the appeal filed by the tax authorities in favor of the decision accepting the Company’s appeal in the first administrative level. Since no new appeal was filed by the tax authorities, on March 6, 2016, the tax assessment was extinguished.

IRPJ/CSLL — Fibria Trading International II

In June 2014, a tax assessment in the amount of R$272 million, was issued by the RFB against us, with respect to IRPJ, and CSLL, during the period from 2010. The main discussion is the taxation of the profits earned by the Controlled Companies FTI (Fibria Trading International), Normus and FOH (Fibria Overseas Holding) in Brazil. The amount of the assessment was R$357 million as of December 31, 2016.

We received a favorable decision in the second administrative instance, but tax authorities appealed and the claim is pending final decision. Based on the position of our internal and external legal advisors, the likelihood of loss is reasonably possible and no provision has been recorded with respect thereto.

IRPJ/CSLL — Fibria Overseas Holding

In October 2014, a tax assessment in the amount of R$73 million, was issued by the RFB (against us, with respect to IRPJ and CSLL. The main issue is the taxation of the profits earned in the fiscal year of the 2009 by the subsidiary FOH (Fibria Overseas Holding) in Brazil. The amount of the assessment was R$84 million as of December 2015.

On November 28, 2014, we filed an appeal with the Brazilian Federal Revenue Service.

On October 21, 2015, the Company was notified of the CARF’s decision in favor of our appeal. Since no new appeal was filed by the tax authorities, on January 21, 2016, the tax assessment was extinguished.

IRPJ/CSLL — IRPJ/CSLL — Non-deductibility of depreciation, amortization and depletion expenses

In December 2015, a tax assessment, was issued by the RFB, against us, with respect to IRPJ and CSLL. The main argument of the assessment is the non-deductibility of depreciation, amortization and depletion expenses, during the fiscal year 2010. We challenged the tax assessment in the administrative court and a decision is pending. The amount as of December 31, 2016 was R$621 million.

IRPJ/CSLL — Fibria Trading International and Fibria International Trade 2011

In December 2015, a new tax assessment in the amount of R$52 million, was issued by the RFB, against us, with respect to IRPJ and CSLL. The main issue is the taxation of the profits earned in the fiscal year of 2011 by the subsidiary FTI (Fibria Trading International) and Fibria International Trade in Brazil. We challenged the tax assessment in the administrative court and a decision is pending. The amount as of December 31, 2016 was R$59 million.

Other Tax liabilities

Fibria has more than 665 legal cases for individual amounts of less than R$100 million with probability of loss classified as reasonably possible. The amount involved in all of these legal cases is R$3.4 billion. The average value of each case is R$5.1 million.

Labor Proceedings

We are a party to approximately 6,226 labor lawsuits with a total exposure of R$1,201 million, filed by former employees, third parties, unions, Public Prosecutor Office and Ministry of Labor claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, illegal outsourcing, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS).

Civil Proceedings

We are a party to approximately 1,307 civil lawsuits with a total exposure of R$2,357 million, most of which refer to reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect our equity or compensation as a result of the termination of commercial contracts; collection lawsuits and bankruptcy situations.

Comments regarding civil proceeding case

In June 2012, a Public Civil Action was filed by the Federal Public Ministry to prohibit the Company´s trucks from using federal highways above weight restrictions and alleged damage to federal highways, the environment and economic order. The updated amount of R$1,605 million as of December 2016, was given by the Federal Public Ministry for the proceeding. The Company successfully appealed against the interlocutory decision and also filed appeal for the other matters of the Action. The proceeding is in its initial stage.

The Company has a major civil action filed against Eldorado Brasil Celulose S/A, in August 2015, arising from an injunction in April 2013, aiming to produce expert evidence to prove the similarity/genetic identity between the eucalyptus grown on farms Eldorado and Sample VT02, owned by Fibria. The main proceeding is under way in the county of Três Lagoas/MS and its goal is to discuss the violation of Sample VT02 by Eldorado, terminate its use by the Defendant and obtain compensation for material and moral damages. The proceeding awaits judgment since September 26, 2016. The updated amount claimed is R$127 million.

Remaining judicial deposits (consolidated)

The Company has judicial escrow deposits at December 31, 2016 the amount of R$145,956 thousand (R$144,954 thousand in December 31, 2015) for cases classified by external legal advisors as of remote or reasonably possible loss, for which no provision have been recorded. In addition, we have obtained insurance coverage to be used in lieu of judicial deposits to cover potential losses in respect of tax enforcement actions, in aggregate amount limited to the coverage limit under the insurance policy. The contingencies refer to PIS, COFINS, Income taxes and to contributions to the INSS, among other of smaller amounts. The deposits also include R$37,464 thousand of the credit balance of REFIS - “Profits Abroad”, as detailed in Notes 25 and 26 to our 2016 consolidated financial statements.

Administrative Proceeding

Land Disputes

In April and October 2006 and in December 2009, the Brazilian Institute for Land Reform (INCRA) published Public Notes informing that Technical Identification Reports issued by commissions set up by INCRA concluded that approximately 34,430 hectares of land located in the State of Espírito Santo are considered the territory of the Comunidades Quilombolas de Linharinho, São Jorge e São Domingos. From that total area, approximately 25,330 hectares are legitimate property and possession of us. The cases are still underway with no final decision by INCRA. We are confident that the acquisition of this area by us was made in compliance with the legislation and was registered in the appropriate government offices.

In July 2015, Fibria received a letter from INCRA informing about the publication of the Notice of Identification and Delimitation Technical Report from Quilombola territory of Linharinho community, located in Conceição da Barra municipality, with 3,133 hectares for Fibria and 374 hectares for third parties. Fibria is defending itself against the demarcation of the property. The administrative appeal judgment is still pending.

Civil Litigation

Fibria was served in March 2014 with a civil action by the Federal Public Prosecutor’s Office in the municipality of São Mateus (Espírito Santo State) in respect of land deeds acquired by the Company in the northern of the state of Espírito Santo. An injunction was issued blocking around 6,000 hectares of Fibria’s land in São Mateus, and requiring that BNDES suspend any law or indirect or mixed financing in favor of Fibria or for the planting of eucalyptus pulp in the municipalities of São Mateus and Conceição da Barra (Espírito Santo State).

Fibria has responded through the defense and Interlocutory Appeal, which suspended the effects of the granted injunction. The Federal Public Prosecutor’s Office filed an appeal, and was successful, restoring the injunction. Fibria’s position is that the acquisition of land was made in accordance with applicable laws and practices used at the time and the matter is still being disputed judicially.

In September 2015, Fibria was served in a new civil action filed by Federal Public Prosecutor’s Office. It was granted an injunction blocking about 5,601 hectares of Fibria’s lands in the municipalities of São Mateus and Conceição da Barra. Fibria presented judicial defense and interlocutory appeal.

Both civil actions are pending judgment and still in the evidence collection phase.

Veracel

We and Stora Enso each own 50% of Veracel, the joint ownership governed by a shareholders’ Agreement. In May 2014, we commenced an arbitration against Stora Enso for alleged breach of its obligations on certain provisions of the Shareholder’s Agreement. The amount involved is confidential and there is no financial impact to the Company.

Commitments

The significant contractual obligations and commitments that affect our liquidity are short-term debt, long-term debt, take-or-pay contracts, leases and capital expenditures.

Fibria entered into Take or Pay long-term agreements with suppliers of pulp, transport, diesel fuel, chemical and gas natural products for the average period of 6 years. These agreements contain termination and suspension clauses of supply due to non-compliance with material obligations. The contractual obligations assumed on December 31, 2016 represented R$1,388 million p.a. (R$260 million as of December 31, 2015). See Note 28 to our 2016 consolidated financial statements.

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

The Brazilian corporate law permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders. We may prepare financial statements semiannually or for shorter periods. Our Board of Directors may declare a distribution of dividends based on the profits reported in semiannual financial statements. The Board of Directors may also declare a distribution of interim dividends based on profits previously accumulated or in profits reserve, which are reported in such financial statements or in the last annual financial statement approved by resolution taken at a shareholders’ meeting.

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

Brazilian law allows the payment of dividends only in Reais limited to the inappropriate retained earnings in our financial statements prepared in accordance with IFRS. At December 31, 2016, in our financial statements prepared in accordance with IFRS, we had unappropriated retained earnings —Reserve for Investments of R$2.0 billion. Inappropriate retained earnings as reported in accordance with IFRS may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these inappropriate retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with IFRS, unless the negative balance is eliminated by the reversal of other reserves.

In 2015, Fibria launched a Dividend Policy, approved by the Board of Directors and are available at our website. One of its main purposes is to indicate to the market that the Management will base its dividend payment proposal on our cash flow generation, with respect to its indebtedness and liquidity policies, maintaining its commitment to investment-grade status, and considering its strategic plan.

Payment of dividends

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

For the year 2015, with respect to the reported net income of R$357 million, following the Brazilian Corporate Law and our Bylaws, the minimum dividends paid were R$81 million, corresponding to 25% of the adjusted net income. Moreover, considering the Dividend Policy management authorized a distribution in May 2016 of R$219 million as an additional dividend.

For the year 2016, with respect to the reported net income of R$1,664 million, following the Brazilian Corporate Law and our Bylaws, the minimum proposed dividends to be paid total R$393 million, corresponding to 25% of adjusted net income.

B.                                    Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2016, other than the events already described in this annual report.

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

		Reais per Share (Preferred share until August 12, 2009, and Common Shares thereafter)		U.S. Dollars per ADS
		High	Low	High	Low

2012	Annual	23.60	12.37	11.50	6.01

2013	Annual	29.45	20.98	13.15	10.37

2014	Annual	33.13	20.10	12.38	9.14

2015	First Quarter	45.20	29.14	14.13	11.30
	Second Quarter	45.50	40.35	14.71	13.38
	Third Quarter	57.80	39.66	14.75	12.49
	Fourth Quarter	57.23	48.80	14.77	12.42
	Annual	57.80	29.14	14.77	11.30

2016	First Quarter	49.98	29.81	12.43	8.32
	Second Quarter	33.50	21.53	9.40	6.76
	Third Quarter	24.08	18.48	7.28	5.86
	Fourth Quarter	33.37	22.68	9.72	7.11
	Annual	49.98	18.48	12.43	5.86

Share Price for the most recent six months:

	September	24.08	20.90	7.28	6.50
	October	25.54	22.68	7.98	7.11
	November	33.37	24.48	9.72	7.67
	December	33.01	30.30	9.65	9.09
	January	32.96	29.37	10.20	9.22
	February (through February 17, 2017)	28.57	26.70	9.11	8.55

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

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2016, the aggregate market capitalization of the 56 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately U.S.$647 billion, and the ten largest companies listed on the São Paulo Stock Exchange Index represented approximately 64% of the market capitalization in the year. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. On December 31, 2016, we accounted for approximately 0.8% of the market capitalization of the companies listed on the Ibovespa Index.

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

B.                                    Memorandum and Articles of Association

Our by-laws, approved by our shareholders at our General Meeting held on April 28, 2015, are filed as Exhibit 1 to this annual report. The information otherwise contemplated by this Item has previously been reported in our registration statement on Form F-4 filed with the Commission on October 28, 2009 (Reg. No. 333-162703). This description does not purport to be complete and is qualified in its entirety by reference to our Bylaws, the Brazilian Corporation Law and the rules and regulations of the CVM.

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

D.                                    Exchange Controls

There are no restrictions on ownership of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation, which generally require, among other things, obtaining an electronic registration with the Central Bank.

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

An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. This electronic registration was carried on through the SISBACEN. Pursuant to the electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the common shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the Depositary’s electronic registration for only five business days after the exchange. Thereafter, a holder must seek to obtain its own electronic registration. Unless the common shares are held pursuant to Resolution No. 2,689 by a duly registered investor or a holder of common shares, who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. Dollars or other foreign currencies upon the disposition of the common shares, or distributions with respect thereto. In addition, if the foreign investor resides in a tax haven jurisdiction or is not an investor registered pursuant to Resolution No. 2,689, the investor will also be subject to less favorable tax treatment.

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

In addition, in the event that the entity resulting from incorporação de ações, or a merger of shares, a consolidation or a spin-off of a listed company fails to become a listed company within 120 days of the shareholders’ meeting at which such decision was taken, the dissenting or non-voting shareholders may also exercise their withdrawal rights.

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

Transactions conducted within a Brazilian stock, future or commodity exchange (or similar entities):

Disposal of securities:

**ADSs:

Gains realized outside Brazil by a non-Brazilian holder on the disposition of assets located in Brazil to another non-Brazilian holder were not subject to Brazilian tax through December 29, 2003. However, according to Law No. 10.833, enacted on that date, capital gains realized on the disposition of these assets by a Non-Brazilian Holder are subject to taxation in Brazil (at a 15% or 25% rate, depending on the case), regardless of whether the sale or the disposition is made by a Non-Brazilian Holder to another non-Brazilian resident or to a Brazilian resident. At the present time no definitive jurisprudence has been established with respect to this matter. There are grounds to sustain that the gains realized by a Non-Brazilian Holder on the disposition of ADSs to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non- Brazilian Holder on the disposition of ADSs to another non-Brazilian resident.

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

Exchange of securities via deposit

The deposit of common shares in exchange for ADSs may be subject to Brazilian capital gain tax at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the common shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the difference between the amount previously registered and the average price of the common shares, calculated as above, shall be considered a capital gain (although there are grounds to challenge this taxation). On receipt of the underlying common shares, the non-Brazilian holder registered under Resolution No. 2,689 will be entitled to register the U.S. Dollar value of such shares with the Central Bank as described below in “—Registered Capital.” However, if this non-Brazilian holder does not register under Resolution No. 2,689, it will be subject to the less favorable tax treatment described below.

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

Beneficiaries resident or domiciled in tax havens or low tax jurisdictions

Law No. 9.779/99, in effect as of January 1999, states that, with the exception of certain prescribed circumstances, income derived from operations by a beneficiary, resident or domiciled in a country considered as a tax haven, is subject to withholding income tax at a rate of 25%. Accordingly, if the distribution of interest attributed to capital is made to a beneficiary resident or domiciled in a tax haven, the income tax rate applicable will be 25% instead of 15%. A tax haven jurisdiction is considered to be, for this purpose, any country or location, which does not impose income tax or imposes income tax at a maximum rate lower than 20%

(there is also an interpretation according to which the definition of tax haven for this purpose also encompasses a country or location where internal legislation imposes restrictions on the disclosure of the shareholding composition or beneficial owners of investments).

Currently, said countries / location considered a tax haven are listed within the Brazilian tax regulation.

Other Relevant Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by a non-Brazilian holder. However, some Brazilian states may impose gift and estate taxes on gifts made or inheritances bestowed by individuals or entities not resident or domiciled within such state to individuals or entities residing or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

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

A non-Brazilian holder of common shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. Dollars received by the non-Brazilian holder.

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

Taxation of Distributions

In general, distributions with respect to the common shares or ADSs, as described above under “Brazilian Tax Considerations” will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it is generally treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the common shares or ADSs, and thereafter as capital gain. However, we have not maintained and do not expect to keep a record of our earnings and profits in accordance with U.S. federal income tax principles. Accordingly, it is unlikely that U.S. Holders will be able to establish that a distribution by the Company is in excess of its current and accumulated earnings and profits (as computed under U.S. federal income tax principles). Therefore, you should expect that a distribution by the Company would generally be treated as taxable in its entirety as a dividend for U S federal income tax purposes.

The gross amount of any dividends (including amounts withheld in respect of Brazilian taxes) paid with respect to the common shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a U.S. Dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are received by the depositary or its agent, whether or not converted into U.S. Dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its U.S. Dollar amount on the date of receipt, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. Dollars on the day they are received by the U.S. holder, the depositary or its agent, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the depositary or its agent is not converted into U.S. Dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, the U.S. Dollar amount of dividends received by an individual with respect to the ADSs will generally be subject to U.S. federal income taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited consolidated financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year. In addition, based on our audited consolidated financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2017 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

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

Based upon our current and projected income, assets and activities, we do not expect the common shares or ADSs to be considered shares of a PFIC for our current fiscal year or for future fiscal years. However, because the determination of whether the common shares or ADSs constitute shares of a PFIC will be based upon the composition of our income and assets, and the composition of income and assets of entities in which we hold at least a 25% interest from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the common shares or ADSs will not be considered shares of a PFIC for any fiscal year. If the common shares or ADSs were shares of a PFIC for any fiscal year, U.S. holders (including certain indirect U.S. holders) will generally be subject to adverse tax consequences. A U.S. Holder that holds shares of a PFIC is taxed as ordinary income rates on any gain realized on the sale or exchange of the shares and on any “excess distributions” received. Excess distributions are amounts received by a U.S. person with respect to its shares in any taxable year that exceed 125% of the average distributions received by the U.S. Holder in the shorter of either the three previous years or the U.S. Holder’s holding period for the shares before the current taxable year. Such U.S. holders would also be subject to the imposition of an interest charge on gains or excess distributions allocable to prior years in the U.S. holder’s holding period during which we were determined to be a PFIC. If we are deemed to be a PFIC for a taxable year, dividends on our common shares or ADSs would not be “qualified dividend income” subject to preferential rates of U.S. federal income taxation. In addition, if we are a PFIC, U.S. holders would generally be required to comply with annual reporting requirements. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to the common shares or ADSs.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates. Also see Note 4.2.1.(a) of our 2016 consolidated financial statements.

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

We also use conventional instruments, mainly options, Zero Cost Collar (ZCC) and swaps to mitigate the volatility of foreign exchange rate fluctuations on our revenue and cash flow. For a portion of our revenue we enter into Export Zero Cost Collar (ZCC) contracts to protect our cash flow from unfavorable exchange rates movements, to match our budget and goals. The unrealized gains and losses on these contracts are recorded on our balance sheet as assets or liabilities and in our statement of operations in “Results of derivative financial instruments”.

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

Our foreign currency debt reflects a strategy to continue borrowing funds in U.S. Dollars. We have succeeded in lengthening the average maturity of our debt over time. The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 7.0% at December 31, 2016 and 8.4% at December 31, 2015.

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

The following table presents the carrying amount of our assets and liabilities denominated in U.S. Dollars:

	2016	2015

Assets in foreign currency
Cash and cash equivalents	1,338	1,068
Trade accounts receivable	526	674

	1,864	1,742

Liabilities in foreign currency
Loans and financing	9,038	10,215
Trade payables	1,016	76
Derivative instruments	129	1,082

	10,183	11,373

Liability exposure	8,319	9,631

Sensitivity Analysis

Our significant risk factor, considering the period of three months for the evaluation is our U.S. Dollar exposure. We adopted as the probable scenario the fair value considering the market yield as at December 31, 2016.

To calculate the probable scenario the closing exchange rate at the date of these consolidated financial statement was used (R$ x USD = 3.2591). As the amounts are already recognized in the consolidated financial statement, there are no additional effects in the Consolidated Statement of Profit or Loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. dollar is deemed to appreciate/depreciate by 25% and 50%, respectively, before tax, when compared to the probable scenario.  Therefore, the following table presents the change in the fair value of derivatives, loans and marketable securities, in the above mentioned adverse exchange rate scenarios:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value — absolute amounts
(in millions of Reais)	Possible (25%)	Remote (50%)
Derivative instruments	875	1,941
Loans and financing	2,117	4,235
Marketable securities	164	328

Cash flow and interest rate risk

Our net income and operating cash flows are substantially independent of changes in market interest rates because we have no significant interest-bearing assets. Our cash, cash equivalents and marketable securities are mostly denominated in Reais and are based on the CDI rate. On December 31, 2016 the CDI rate was 13.63% p.a. and on December 31, 2015 the CDI rate was 14.14% p.a.

Our interest rate risk arises from our debt. Our debt is primarily denominated in U.S. Dollar and to a lesser extent to Brazilian Reais. The U.S. Dollar-denominated debt has exposure to fixed rates (mainly the Notes issued by Fibria — Notes 2024) and Libor rates (mainly Export Prepayment Agreements and Finnvera). The Real-denominated debt has exposure to fixed rates, to the Brazilian Interbank Deposit Rate or CDI and to the Brazilian Long Term Interest Rate or TJLP.

The table below provides information about our significant interest rate-sensitive instruments and classify our exposures by currency and type of interest rate (floating or fixed).

(in millions of Reais)	2017	2018	2019	After 2020	Total
Assets:
Cash and cash equivalents	2,660	—	—	—	2,660
Fixed-rate denominated in Reais	1,258	—	—	—	1,258
Floating-rate denominated in Reais	64	—	—	—	64
Fixed-rate denominated in U.S. Dollars	1,338	—	—	—	1,338
Marketable securities	2,033	6	—	—	2,039
Floating-rate denominated in Reais	2,033	6	—	—	2,039
Fixed-rate denominated in U.S. Dollars	—	—	—	—	—
Total exposed assets	4,693	6	—	—	4,699

Liabilities:
Floating-rate debt denominated in Reais	577	427	262	5,182	6,448
Floating-rate debt denominated in U.S. Dollars	502	1,361	2,650	2,266	6,779
Fixed-rate debt denominated in Reais	46	34	83	504	667
Fixed-rate debt denominated in U.S. Dollars	13	—	—	2,246	2,259
Total exposed liabilities	1,138	1,822	2,995	10,198	16,153

Derivative Instruments

Most of our revenue is denominated in U.S. Dollars. We have currency options (zero cost collars) to protect our short-term cash flow from unfavorable exchange rate movements. We also have interest rate swaps and cross-currency swaps to hedge our indebtedness. Our interest rate swaps hedge the LIBOR and our cross-currency swaps hedge, swapping such debt to U.S. Dollar-denominated debt. See Notes 2.6 and 2.7 to our 2016 consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

At December 31, 2016, derivatives held by us are as follows:

(i)             Swaps in which we receive three month LIBOR and pay fixed interest rate, with notional amount of U.S.$590 million and last maturity date on December 2019. This swap was contracted to fix the cost of the underlying loan and reduce our cash flow risk. As of December 31, 2016, the sum of the fair values of these swaps resulted in a net liability of R$2 million.

(ii)            Swaps in which we receive IPCA (Broad Consumer Price Index- Inflation Rate) and pay CDI (Brazilian Interbank Rate in Reais). The total notional amount is R$844 million, and the longest maturity is August 2023. As of December 31, 2016, the sum of the fair values of those swaps resulted in a net asset of R$20 million.

(iii)           Cross-currency swaps in which we receive CDI (Brazilian Interbank Rate in Reais) and pay U.S. Dollar fixed rate. The purpose of the swaps is to hedge a Real denominated debt, converting it to a U.S. Dollar-denominated debt. The notional amount is US$316 million and, the longest maturity is August 2020. As of December 31, 2016, the sum of the fair values of these swaps resulted in a net liability of R$259 million.

(iv)          Cross-currency swaps in which we receive TJLP (Brazilian Long Term Interest Rate) in Brazilian Real and pay U.S. Dollar fixed rate. The total notional amount is U.S.$36 million, and the longest maturity is December 2017. As of December 31, 2016, the sum of the fair values of those swaps resulted in a net liability of R$58 million.

(v)           Cross-currency swaps in which we receive Brazilian Real fixed rate and pay U.S. Dollar fixed rate. The notional amount is US$82 million, with longest maturity of July 2019. As of December 31, 2016, the sum of the fair values of those swaps resulted in a net liability of R$79 million.

(vi)          An option based strategy known as Zero Cost Collar, which provides a floor and a cap to the foreign currency rate between U.S. Dollar and Brazilian Real. The instrument is used to protect our U.S. Dollar revenue below a given threshold in Brazilian Real terms. As of December 31, 2016, the notional amount was US$1,760 million, and the sum of the fair values resulted in a net asset of R$268 million.

(vii)         An embedded derivative, in which we receive a fixed U.S. Dollar rate and pay a floating U.S. Dollar rate (U.S. Consumer Price Index). The embedded derivative arises from the Forestry Partnership and Standing Timber Supply Agreements with Parkia. Since the signing of the Agreements was in December 30, 2013, the notional amount and the fair value of the embedded derivative on December 31, 2016 was R$813 million and R$128 million, respectively. See “Item 4. Information on Fibria — A. History and Development of Fibria — Disposition of forestry assets and land”. Also, see Note 11. (a) of our 2016 consolidated financial statements.

The following procedures were adopted for the derivatives contract valuations as of December 31, 2016:

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

The following table provides the notional and the fair value of our financial derivatives as of December 31, 2016:

	Notional amount	Fair value as of December 31, 2016
	(in millions of U.S.	(in millions of Reais)
	Dollars*)

Swap CDI x USD	316	(259)
Swap LIBOR 3M x Fixed	590	(2)
Swap IPCA x CDI (notional in Reais*)	844	20
Swap TJLP x USD	36	(58)
Swap BRL x USD	82	(79)
Zero Cost Collar	1,760	268
Swap USD x US-CPI (embedded derivative)	813	128
		18

*Except if otherwise stated

For further information, concerning risks associated with the foregoing, see Note 4 of our 2016 consolidated financial statements filed herewith.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Citibank, N.A., as depositary, has agreed to reimburse us for expenses it incurs that are related to the establishment and maintenance of our ADS program. The depositary has agreed to reimburse us for our continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse us annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2016, the depositary reimbursed us in the amount of U.S.$1,278 thousand (net of tax).

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Fibria’s internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of December 31, 2016, Fibria’s internal control over financial reporting is effective based on those criteria.

Changes in internal controls. There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm. The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their attestation report, which appears herein.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Julio Sergio de Souza Cardozo, a member of our Board of Directors and of our Statutory Audit Committee, is an audit committee financial expert within the meaning of Sarbanes-Oxley and related regulations.

ITEM 16B.  CODE OF CONDUCT

Our Board of Directors has adopted a code of conduct (“Code of Conduct”) that applies to all Fibria’s Board members, suppliers and employees, including the members of our financial department, our chief executive officer, our chief financial officer and our chief accounting officer. No waivers, either explicit or implicit, of provisions of the Code of Conduct were granted to our chief executive officer, chief financial officer or chief accounting officer in 2016. A copy of our Code of Conduct has been filed as Exhibit 11.1 to this annual report.

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

In order to keep the highest governance standards, every two years Fibria reviews its Code of Conduct to assure the document is up to date with best practices and regulations. In 2014, a revision was approved by our Board. Some topics were updated and new ones were included in the new version, such as “Corruption”, in order to make even clearer our standards regarding integrity issues. The updates in the document were communicated through several internal channels. Besides, the Ombudsman Department personally presented and discussed the updates with employees during 7 presentations that took in place in all Fibria´s Units in the beginning of the year. During 2016, every employee once more confirmed their commitment with the directives of the Code by signing again the Term of Agreement attached to the document. Furthermore, we conducted several awareness actions in order to enforce the importance of business integrity, compliance and the governance instruments - the Code of Conduct and the Ombudsman. Trainings regarding business ethics and Fibria Code of Conduct were applied to team leaders and an internal “Ethics and Ombudsman” website was implemented and released, bringing guidance on how to use the whistleblowing channel properly, presenting practical examples of correct and incorrect conducts of business, FAQ, among other measures. In addition, important Policies that support the Integrity and the Compliance Programs have been updated: the Ombudsman Policy - document that set up the guidelines to the Ombudsman Channel operations and governance - and also the Commission of Ethics and Conduct Policy.

In 2013, we implemented a specific policy for the prevention of corruption, approved by our Board of Directors.  The rules for the conduct of our employees, including those outsourced, management and shareholders in the case of donations, gifts and presents, and entertainment, for example, have been clarified in this policy, with a view to maintaining the conduct of our business always within the highest levels of integrity and transparency. The policy emphasizes also our intolerance for irregular conduct, the application of disciplinary measures for proven improper acts and highlights the liability of all in reporting any suspect activity to the Ombudsman. In addition, in 2014 we expanded live training sessions to all employees regarding these matters. Among several important training initiatives, we highlight the revision of anti-corruption and antitrust policies, the code of conduct and the supply chain due diligence process considering these rules. We also discussed and distributed a compliance program manual and handbook for all employees. Furthermore, channels to identify new obligations through the business areas for positive evidence were established.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2016 and 2015.

Year Ended December 31	2016	2015
	(In thousands of Reais)
Audit Fees	5,136	4,013
Tax Fees	—	—
Audit-Related Fees	249	295
Total	5,385	4,308

Audit Fees

Audit fees in 2016 and 2015 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the integrated audit of our annual financial statements, reviews of quarterly financial statements, statutory audits of our subsidiaries, the bond offers and of our internal control over financial reporting, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Audit-Related Fees

Audit-related fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes to the consulting in the implementation of GRC/SAP systems.

Pre-Approval Policies and Procedures

Our Statutory Audit Committee pre-approves all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Under the Sarbanes Oxley Act of 2002, audit and risk committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2016 and 2015 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our Board of Directors nor our management is required to test the independence of directors before their election to the Board. However, both the Brazilian Corporate Law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. We do not have a majority of independent directors serving on our Board of Directors.

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. Brazilian law does not require that companies maintain an internal audit function. However, as an issuer on the New York Stock Exchange, we maintain an internal audit function. Our internal audit function is under the supervision of the Statutory Audit Committee. The Internal Audit is responsible for independently evaluating corporate, forest and industrial processes, verifying compliance with standards and policies adopted by the company and analyzing possible cases of irregularities, such as fraud, bribery, corruption, conflicts of interest, insider information, embezzlement and damage to property.

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

6	See Note 36 to our 2016 consolidated financial statements for information explaining how earnings per share were calculated.

8	See Note 2 and 17 to our 2016 consolidated financial statements for information regarding our subsidiaries.

11.1++	English translation of Code of Conduct.

12.1‡	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer

12.2‡	Rule 13a-14(a)/15(d)-14(a) Certificate of the Chief Financial Officer

13.1‡	Section 1350 Certification of Chief Executive Officer

13.2‡	Section 1350 Certification of the Chief Financial Officer

23.01‡	Consent of Independent Registered Public Accounting Firm

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

Date: February 23, 2017.

Fibria Celulose S.A.

Consolidated financial statements at

December 31, 2016
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

4 The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2016 the Company’s internal control over financial reporting is effective.

São Paulo, January 27, 2017

/s/ Marcelo Strufaldi Castelli	/s/ Guilherme Perboyre Cavalcanti
Marcelo Strufaldi Castelli	Guilherme Perboyre Cavalcanti
Chief Executive Officer	Chief Financial Officer and Investor Relations Officer

Report of independent registered
public accounting firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

Auditores Independentes

São Paulo, Brazil, January 27, 2017

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of Reais

	2016	2015
Assets

Current
Cash and cash equivalents (Note 9)	2,660,073	1,077,651
Marketable securities (Note 10)	2,033,159	1,411,864
Derivative financial instruments (Note 11)	256,723	26,795
Trade accounts receivable, net (Note 12)	634,987	742,352
Inventory (Note 13)	1,638,014	1,571,146
Recoverable taxes (Note 14)	144,182	462,487
Other assets	149,718	168,283

	7,516,856	5,460,578

Non-current
Marketable securities (Note 10)	5,688	68,142
Derivative financial instruments (Note 11)	242,323	273,694
Related parties receivables (Note 16)	9,777	11,714
Recoverable taxes (Note 14)	1,717,901	1,511,971
Advances to suppliers (Note 22)	664,381	630,562
Judicial deposits	198,657	195,344
Deferred taxes (Note 15)	1,210,541	2,399,213
Assets held for sale (Note 1(b) / Note 37)	598,257	598,257
Other assets	111,032	92,714

Investments (Note 17)	130,388	137,771
Biological assets (Note 18)	4,351,641	4,114,998
Property, plant and equipment (Note 19)	13,107,192	9,433,386
Intangible assets (Note 20)	4,575,694	4,505,634

	26,923,472	23,973,400

Total assets	34,440,328	29,433,978

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of Reais

(continued)

	2016	2015
Liabilities and shareholders’ equity

Current
Loans and financing (Note 23)	1,138,287	1,072,877
Derivative financial instruments (Note 11)	245,839	302,787
Trade payables (Note 24)	1,866,831	668,017
Payroll, profit sharing and related charges	168,056	170,656
Taxes payable	85,573	564,439
Dividends payable	396,785	86,288
Other payables	121,750	90,235

	4,023,121	2,955,299

Non-current
Loans and financing (Note 23)	15,014,224	11,670,955
Derivative financial instruments (Note 11)	234,795	825,663
Deferred taxes (Note 15)	409,266	270,996
Provision for legal proceeds, net (Note 25)	189,892	165,325
Liabilities related to the assets held for sale (Note 1(b) / Note 37)	477,000	477,000
Other payables	274,350	253,420

	16,599,527	13,663,359

Total liabilities	20,622,648	16,618,658

Shareholders’ equity (Note 29)
Share capital	9,729,006	9,729,006
Share capital reserve	11,350	15,474
Treasury shares	(10,378)	(10,378)
Other reserves	1,599,640	1,639,901
Statutory reserves	2,421,456	1,378,365

Equity attributable to shareholders of the Company	13,751,074	12,752,368

Equity attributable to non-controlling interests	66,606	62,952

Total shareholders’ equity	13,817,680	12,815,320

Total liabilities and shareholders’ equity	34,440,328	29,433,978

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of profit or loss

Years ended December 31

In thousand of Reais, except for the income per shares

	2016	2015	2014

Net revenues (Note 32)	9,614,817	10,080,667	7,083,603
Cost of sales (Note 34)	(7,108,346)	(5,878,209)	(5,545,537)

Gross profit	2,506,471	4,202,458	1,538,066

Operating income (expenses)
Selling expenses (Note 34)	(481,306)	(437,253)	(365,214)
General and administrative (Note 34)	(275,797)	(265,621)	(265,077)
Equity in results of joint-venture	(751)	393	(622)
Other operating income and expense, net (Note 34)	(321,167)	24,347	749,462

	(1,079,021)	(678,134)	118,549

Income before financial income and expenses	1,427,450	3,524,324	1,656,615

Financial income (Note 33)	282,465	221,679	133,950
Financial expenses (Note 33)	(751,710)	(569,793)	(1,040,597)
Result of derivative financial instruments, net (Note 33)	700,927	(830,128)	(6,236)
Foreign exchange gain (loss) and indexation charges, net (Note 33)	1,384,535	(2,507,023)	(721,842)

	1,616,217	(3,685,265)	(1,634,725)

Income (loss) before income taxes	3,043,667	(160,941)	21,890

Income taxes
Current (Note 15 (b))	(53,265)	(684,246)	(46,280)
Deferred (Note 15 (b))	(1,326,786)	1,202,172	186,942

Net income for the year	1,663,616	356,985	162,552

Attributable to
Shareholders of the Company	1,654,848	342,185	155,584

Non-controlling interest	8,768	14,800	6,968

Net income for the year	1,663,616	356,985	162,552

Basic earnings per share (in Reais) (Note 36)	2.99	0.62	0.28

Diluted earnings per share (in Reais) (Note 36)	2.98	0.62	0.28

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of comprehensive income

Years ended December 31

In thousand of Reais

	2016	2015	2014

Net income for the year	1,663,616	356,985	162,552

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains (loss) on post-employment benefit obligations (Note 30(c))	(39,427)	8,721	(7,288)
Tax effect thereon	13,405	(2,963)	2,478
Share of other comprehensive income - Veracel post-employment benefit obligations (Note 30(c))	(370)	(291)
Tax effect thereon	125	99

	(26,267)	5,566	(4,810)

Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets - Ensyn Corporation (“Ensyn”) (Note 17)(b))	(20,682)	31,853	5,837
Tax effect thereon	7,032	(10,830)	(1,985)
Foreign exchange effect on available-for-sale financial assets - CelluForce Inc. (“CelluForce”) (Note 17)(b))	(522)
Tax effect thereon	178

	(13,994)	21,023	3,852

Total other comprehensive income (loss) for the year, net of taxes	(40,261)	26,589	(958)

Total comprehensive income for the year, net of taxes	1,623,355	383,574	161,594

Attributable to
Shareholders of the Company	1,614,587	368,774	154,626

Non-controlling interest	8,768	14,800	6,968

	1,623,355	383,574	161,594

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

Years ended December 31, 2016, 2015 and 2014

In thousands of Reais

	Capital				Other reserves	Statutory reserves			Retained
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Additional dividends proposed	earnings (accumulated deficit)	Total	Non- controlling interest	Total

As at January 1, 2014	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481			14,444,899	46,355	14,491,254

Net income									155,584	155,584	6,968	162,552
Other comprehensive income					(958)					(958)		(958)
					(958)				155,584	154,626	6,968	161,594
Transactions with shareholders
Unclaimed dividends forfeited							231			231		231
Stock option program			1,232							1,232		1,232
Dividends declared - non-controlling interest (Portocel)											(1,655)	(1,655)
Minimum mandatory dividend - 25% (Note 29)									(36,951)	(36,951)		(36,951)
Legal reserve (Note 29)						7,779			(7,779)
Investment reserve appropriation							110,854		(110,854)

As at December 31, 2014	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566			14,564,037	51,668	14,615,705

Net income									342,185	342,185	14,800	356,985
Other comprehensive income					26,589					26,589		26,589
					26,589				342,185	368,774	14,800	383,574
Transactions with shareholders
Unclaimed dividends forfeited							158			158		158
Repurchase of shares				(32)						(32)		(32)
Stock option program			11,554							11,554		11,554
Dividends declared - non-controlling interest (Portocel)											(3,516)	(3,516)
Dividends distributed (Note 29)							(2,110,854)			(2,110,854)		(2,110,854)
Minimum mandatory dividend - 25% (Note 29)									(81,269)	(81,269)		(81,269)
Additional dividend proposed (Note 29)								218,731	(218,731)
Legal reserve (Note 29)						17,110			(17,110)
Investment reserve appropriation							25,075		(25,075)

As at December 31, 2015	9,740,777	(11,771)	15,474	(10,378)	1,639,901	328,689	830,945	218,731		12,752,368	62,952	12,815,320

Net income									1,654,848	1,654,848	8,768	1,663,616
Other comprehensive income					(40,261)					(40,261)		(40,261)
					(40,261)				1,654,848	1,614,587	8,768	1,623,355
Transactions with shareholders
Stock option program			(4,124)							(4,124)		(4,124)
Dividends declared - non-controlling interest (Portocel)											(5,114)	(5,114)
Dividends distributed (Note 29)								(218,731)		(218,731)		(218,731)
Minimum mandatory dividend - 25% (Note 29)									(393,026)	(393,026)		(393,026)
Legal reserve (Note 29)						82,743			(82,743)
Investment reserve appropriation (Note 29)							1,179,079		(1,179,079)

As at December 31, 2016	9,740,777	(11,771)	11,350	(10,378)	1,599,640	411,432	2,010,024			13,751,074	66,606	13,817,680

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows

Years ended December 31

In thousand of Reais

	2016	2015	2014

Income (loss) before income taxes	3,043,667	(160,941)	21,890

Adjusted by
Depreciation, depletion and amortization (Note 34)	1,922,741	1,827,097	1,790,628
Depletion of timber resources from forestry partnership programs (Note 22)	60,702	65,141	83,366
Foreign exchange (gain) loss and indexation charges, net (Note 33)	(1,384,535)	2,507,023	721,842
Change in fair value of derivative financial instruments	(700,927)	830,128	6,236
Equity in results of joint-venture	751	(393)	622
Loss (gain) on disposal of property, plant and equipment and biological assets, net (Note 34)	31,342	(135,347)	68,297
Interest from marketable securities	(185,832)	(128,825)	(83,055)
Interest expense	608,661	470,139	475,780
Change in fair value of biological assets (Note 18 / Note 34)	212,248	(184,583)	(51,755)
Financial charges on Bonds upon partial repurchase			498,583
Impairment of recoverable taxes - ICMS (Note 14)	96,524	247,870	88,444
Tax credits	(6,600)		(849,520)
Provision for impairment of investments			6,716
Stock option program	(4,124)	11,554	1,232
Amortization of transaction costs and other	22,126	8,124	23,704

Decrease (increase) in assets
Trade accounts receivable	2,481	207,542	(84,515)
Inventory	(47,110)	(213,897)	77,870
Recoverable taxes	39,972	(261,544)	(172,337)
Other assets/advances to suppliers	(53,515)	(85,573)	121,814

Increase (decrease) in liabilities
Trade payables	1,213,678	(67,037)	(19,569)
Taxes payable	(428,478)	(100,509)	(49,130)
Payroll, profit sharing and related charges	(2,600)	35,617	5,653
Other payables	29,410	(18,159)	(16,142)

Cash provided by operating activities	4,470,582	4,853,427	2,666,654

Interest received	166,188	107,532	80,220
Interest paid	(606,282)	(405,546)	(491,173)
Income taxes paid	(106,411)	(76,395)	(28,945)

Net cash provided by operating activities	3,924,077	4,479,018	2,226,756

Fibria Celulose S.A.

Consolidated statement of cash flows

Years ended December 31

In thousand of Reais	(continued)

	2016	2015	2014

Cash flows from investing activities
Proceeds from sale of land and building - Asset Light project			902,584
Acquisition of property, plant and equipment, intangible assets and forests	(6,087,674)	(2,357,307)	(1,539,883)
Advances for acquisition of timber from forestry partnership program	(94,496)	(608)	(51,119)
Subsidiary incorporation - Fibria Innovations		(11,630)
Marketable securities, net	(539,199)	(714,065)	408,577
Acquisition of interest in subsidiary			(6,716)
Installments paid for acquisition of investment - CelluForce (Note 1(d))	(13,379)
Installments paid for additional acquisition of investment		(19,593)	(26,947)
Capital increase on joint-venture	(3,267)
Proceeds from sale of property, plant and equipment	12,619	207,643	4,845
Advances received on disposal of assets (Losango)			7,000
Derivative transactions settled (Note 11(c))	(145,446)	(419,631)	(53,099)
Others		(9)	(1,260)

Net cash used in investing activities	(6,870,842)	(3,315,200)	(356,018)

Cash flows from financing activities
Borrowings (Note 23)	7,741,537	3,087,989	4,345,609
Repayments of principal (Note 23)	(2,746,808)	(1,800,670)	(6,636,153)
Premium paid on Bond repurchase transaction			(365,351)
Dividends paid	(306,376)	(2,147,840)
Others	(3,837)	7,879	11,902

Net cash provided by (used in) financing activities	4,684,516	(852,642)	(2,643,993)

Effect of exchange rate changes on cash and cash equivalents	(155,329)	305,408	(37,430)

Net increase (decrease) in cash and cash equivalents	1,582,422	616,584	(810,685)

Cash and cash equivalents at beginning of year	1,077,651	461,067	1,271,752

Cash and cash equivalents at end of year	2,660,073	1,077,651	461,067

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2016

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

We operate in a single operating segment, which is the production and sale of short fiber pulp from our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Eunápolis (State of Bahia) (Veracel Celulose S.A. (“Veracel”), a jointly- controlled entity).

The pulp produced for export is delivered to customers by sea, under long-term contracts with shipping companies, through the ports of Santos, located in the State of São Paulo (operated under a concession from the Brazilian Federal Government which expires in 2017) and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A. (“Portocel”)).

On December 9, 2015, we participated in the public auction nº 03/2015, promoted by “Agência Nacional de Transportes Aquaviários - ANTAQ”, a regulatory agency, for the leasing of the public areas and infrastructures for handling and storage of paper, pulp and general cargo, for 25 years (renewable for 25 years). The Company was awarded the contract based on its proposal for the Macuco Terminal (STS07), located in the port of Santos, State of São Paulo, in the amount of R$ 115,047, which the approval of the public auction and the adjudication were published in the Federal Official Gazette on March 2, 2016. On September 29, 2016, we signed the instrument of investiture in the terminal.

With this approval and based on the standard IFRIC 12 - Service Concession Arrangements, the subsidiary Fibria Terminal de Celulose de Santos SPE S.A., recently established by the Company for the administration of Macuco Terminal, recognized on March 2016, the amount of R$ 115,047 related to the grant concession rights into the group of “Intangible assets”, which will be amortized over the concession period. The amortization of these rights will start on the same date that the Macuco Terminal is ready for use.

The main investments according to the contract include:

(i)                 a new storage facility, handling and transshipment of cargo equipment, with static capacity of 75,000 tons at least, ensuring the movement of 1,800,000 tons of pulp bales per year; and,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(ii)              the implementation of new railway lines for access to port facilities.

The startup of the terminal is expected for the second semester of 2017.

In May 2016, we started the acquisition of hardwood pulp produced by Klabin S.A. (“Klabin”), at its plant located in the city of Ortigueira, in the state of Paraná, under a supply agreement signed between the parties as disclosed to the market on May 4, 2015.

This is a take-or-pay agreement, with a six-year term commencing from the beginning of the plant operations (which may be extended upon agreement between the parties), being four years at a minimum volume of 900,000 tons of short fiber pulp (except if otherwise agreed between the parties) and two years of a gradual reduction of volume (phase out), equivalent to, respectively, 75% and 50% of the volume delivered in the fourth year of the agreement. The purchase price of the volume from Klabin will be based on the average net price charged by the Company and the volume acquired may be sold for countries outside South America.

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

The amount of R$ 477 million was received in advance and recognized under “Liabilities related to the assets held for sale”. Another installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. In case the approvals are not obtained after the period of 96 months, the amount paid will be returned to CMPC, plus interest, and the escrow deposits made by CMPC will be reverted.

Since the signing of the agreement with CMPC, we have taken all necessary actions to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the area operating license and filing the documentation required by the government agencies. We are confident that approval will be granted.

We have concluded that these assets should remain classified as “assets held for sale” as non-current assets as at December 31, 2016. However, the completion of the sale is not under our sole control and depends on various government approvals, which have been slower than expected.

The Losango assets did not generate any significant impact in the years 2016, 2015 and 2014, since that at this moment, the result of the transaction has not been recognized.

(c)                                 Expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the “Horizonte 2” Project for the construction of the second Três Lagoas pulp production line, in the subsidiary Fibria-MS Celulose Sul Mato-Grossense Ltda. (“Fibria-MS”).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The Horizonte 2 Project is under construction and consists of a new bleached eucalyptus pulp production line with a capacity of 1.95 million tons per year and an estimated investment of US$2.3 billion (R$ 7.5 billion). The startup of the line is projected for the fourth quarter of 2017 and the physical execution is approximately 77% concluded.

The Project is being financed by the Company’s operating cash flows and financing agreements negotiated with financial institutions.

(d)                                Acquisition of equity interest

On November 18, 2016, the Company has executed (i) a subscription agreement pursuant to (subject to certain conditions) the acquisition of a minority equity interest in CelluForce Inc. (“CelluForce”), a private company incorporated in Canada, with the headquarter in Montreal and which is the world’s leader in the commercial production of cellulose nanocrystals (“CNC”); (ii) a shareholders’ agreement; and (iii) a strategic alliance agreement under which Fibria has the right of exclusive supply, in South America, of CNC produced under the CelluForce’s technology.

CNC, a biodegradable and renewable product, have based solutions in numerous applications such as in the oil and gas field, in improving manufacturing processes of paper and non-woven, in improving cement applications, in the development of electronic applications and in other segments like plastics and composites, paints and coatings, cosmetic ingredients, health care industry, and food and beverage industries.

We paid the amount of CAD$ 5,300 thousand (equivalent then to R$ 13,379) for a number of preferred shares corresponding to approximately 8.3% of CelluForce’s capital. Furthermore, pursuant to the shareholders’ agreement executed by us and the other shareholders, we will be entitled to appoint one member for CelluForce’s Board of Directors. The corresponding balance related to our ownership is presented under “Investments” (Note 17).

2                                        Presentation of financial statements and summary of significant accounting policies

2.1                              Financial statements - basis of preparation

The financial statements have been prepared under the accounting basis of business continuity and the historical cost convention, as modified by available-for-sale financial assets, other assets, financial liabilities (including derivative instruments) and biological assets measured at fair value.

(a)                                Accounting policies adopted

The Company’s consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Fibria’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on January 27, 2017.

2.2                              Consolidation

2.2.1                    Consolidated financial statements

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss in value (impairment) of the asset transferred. Accounting policies of subsidiaries have been modified where necessary to ensure consistency with the policies adopted by the Company.

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

The balance of assets, liabilities and net revenue at December 31, 2016 and 2015 of the jointly-operations are separately presented (Note 17(a)).

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

Currently the Company has a 50% share in the joint venture F&E Technologies LLC, an US incorporated entity.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(d)                                Subsidiaries and jointly-operated entities

The subsidiaries and jointly-operated entities included in the consolidation are as follows:

	Percentage of total capital
	2016			2015
	Direct	Indirect	Total	Total

Companies located in Brazil
Asapir (i)	50		50	50
Fibria-MS	100		100	100
Fibria Terminais Portuários S.A.	100		100	100
Fibria Terminal de Celulose de Santos SPE S.A. (ii)	100		100
F&E Participações Ltda.	100		100
F&E Tecnologia do Brasil S.A.		100	100
Portocel	51		51	51
Projetos Especiais e Investimentos S.A.	100		100	100
Veracel (i)	50		50	50

Companies located abroad
Fibria (Europe) S.A. (iii)				100
Fibria Celulose (USA) Inc.	100		100	100
Fibria Innovations Inc.	100		100
Fibria International Celulose GmbH. (iv)				100
Fibria International Trade GmbH.		100	100	100
Fibria Overseas Finance Ltd.	100		100	100
Fibria Overseas Holding KFT	100		100	100
Fibria Trading International KFT	48.3	51.7	100	100
Green Parrot BV (iii)				100
VOTO IV (i)	50		50	50

(i)        Jointly-operated entities, as detailed in Note 2.2.1 (b).

(ii) Subsidiary established to participate in the public auction of the Macuco Terminal, in which was awarded (Note 1(a)).

(iii) The subsidiaries Fibria (Europe) S.A. and Green Parrot BV were closed in May and August 2016, respectively.

(iv) The subsidiary was incorporated by the subsidiary Fibria International Trade GmbH., in October 2016.

2.3                              Segregation of assets and liabilities between current and non-current

Current assets or liabilities are those for which expectation for realization or disbursement is no more than 12 months after the balance sheet date.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

2.4                              Foreign currency translation

(a)                                Functional and presentation currency

The Brazilian Real (“Real”, “Reais” or “R$”) is the functional and presentation currency of the Company.

(b)                                Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the date of valuation when re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are presented as “Foreign exchange gain (loss) and indexation charges, net” in the Statement of profit or loss.

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

2.6                              Financial assets

2.6.1                    Classification, recognition and measurement

The Company classifies its financial assets in the following categories: (a) at fair value through profit or loss (b) held-to-maturity investments, (c) loans and receivables and (d) available for sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

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

In performing such analysis of impairment, our Treasury Department examines on a monthly basis the maturity of receivables from domestic and foreign customers and identifies those customers with overdue balances assessing the specific situation of each client including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation and the legal processes in the event of execution. As a result of this analysis management determines the amount to be recorded as an impairment.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

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
at December 31, 2016

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

The database was recognized at fair value at the acquisition date; it has a definite useful life and is recorded at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the Statement of profit or loss in “Other operating income and expense”.

(c)                                 Relationship with suppliers

This relates to the contracts that the Company has for the supply of chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, it has a definite useful life and is subsequently recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 6.3%.

(d)                                Development and implementation of systems (software)

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

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

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as “Other operating income and expense” in the Statement of profit or loss.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

2.14                       Biological assets

Biological assets are measured semi-annually (June and December) at fair value, net of estimated costs to sell. Depletion is calculated based on the total volume harvested. The fair value of the biological assets is estimated by Company’s management and the counter entry of the valuation is recorded in “Other operating income and expense”.

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

The premium paid in the repurchase of Bonds are presented as financing activities in the Statement of Cash Flows, when applicable.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

2.19                       Employee benefits

(a)                                Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, under defined contribution plans to which the Company pays fixed contributions and for which it has no legal liability to make additional contributions if the fund does not have sufficient assets to honor the benefits due to employees for service in the current and prior periods.

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

The liability related to the health care plan for retired employees is stated at the present value of the obligation. Management’s estimate of the defined benefit obligation is calculated annually together with independent qualified actuaries. The present value of the defined benefit obligation is determined through discounted future cash outflows (Note 30(c)).

Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit or loss. Actuarial gains and losses are recognized directly in shareholder’s equity, in “Other comprehensive income”.

(c)                                 Profit-sharing and bonus plans

As from 2015, the provisions for bonuses and profit-sharing programs are calculated based on qualitative and quantitative targets established by management and are recorded with a charge to the Statement of profit or loss under “Other operating income and expense”.

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

The provisions are recorded with a charge to the Statement of profit or loss under “Other operating income and expense”, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

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

The assumptions and model used to estimate the fair value of share-based compensation plans are presented in Note 31(ii).

2.20                       Contingent assets and liabilities

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
at December 31, 2016

In thousands of Reais, unless otherwise indicated

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

2.23                       Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability based on the Company’s by-laws and in the dividend policy. Any amount that exceeds the minimum mandatory dividend is highlighted in the statement of changes in shareholders’ equity as “Additional dividends proposed” until approval by the shareholders at the general meeting.

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
at December 31, 2016

In thousands of Reais, unless otherwise indicated

2.25                       New standards, amendments
and interpretations issued by IASB

The standards below have been issued and are effective for future periods, as from January 1, 2018. We have not early adopted these standards.

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than the Statement of profit or loss.

The Company is currently assessing the changes introduced by the standard and does not expect significant impacts.
IFRS 15 - Revenue from Contracts with Customers	January 1, 2018	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.

The Company’s evaluation of all the impacts of the new standard is in progress. Our preliminary assessment regarding the impacts on the measurement and timing for the revenue recognition from our contracts with customers indicates no significant impact. We are still evaluating other aspects of the standard application in order to conclude our analysis.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

There are no other IFRS or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

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

(b)                                Employee benefits

The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. The discount rate is one of the assumptions used in determining the net cost (revenue) of the actuarial obligations due, which is based on returns offered by Brazilian Government Bonds, which are denominated in the currency in which the benefits will be paid and that have terms to maturity similar to the terms of the obligations of the healthcare plan (Note 30).

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
at December 31, 2016

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

The Company reviewed the assumptions used in the calculating of the fair value of biological assets and concluded as appropriate changing, from 2016, the assumption called “actual planted area”, so that the immature forests (up to two years from the date of planting) are maintained at historical cost, as a result of the Management’s understanding that during this period, the historical cost of biological assets approximates of their fair value. The purpose of this change is to reflect the experience acquired in the measurement process of biological assets and the alignment of the calculation methodology to the Company’s forest management, which considers continuous forest inventories with the purpose of estimate the volume of timber stock or future production projections, represented by the average annual growth (“IMA”), from the third year of planting.

The assumption regarding the “net average sale price” of biological assets (measured in R$/m³) is now supported only in market prices research, in order to maximize the usage of external and independent data to measure the fair value of the forests.

If the aforementioned changes would not have been made, the fair value adjustment of biological assets would have generated a higher expense of R$ 10,565 in relation to the amount recognized as at December 31, 2016.

The other assumptions used by the Company to calculate the fair value of biological assets have not changed.

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

The Company reviews its long-lived assets to be held and used in its activities for impairment. Whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

amount exceeds the recoverable amount (Note 38).

(g)                                Contingent assets, contingent liabilities

and legal obligations

The Company is currently involved in certain labor, civil and tax proceedings. The provision for legal proceeds is recorded based on Management’s evaluation and on the advice of internal and external legal counsel, and are subject to a high level of judgment (Note 25).

(h)                                Goodwill impairment

The Company performs impairment tests at least annually, or more frequently when events or changes in circumstances may indicate that the carrying amount of cash-generating units to which goodwill has been allocated might not be recoverable (Note 2.16). The recoverable amount of CGUs is determined based on calculations of the value in use, which involves significant estimates (Note 38(a)).

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
at December 31, 2016

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

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

Policies for the use of derivative
financial instruments

On July 28, 2016, the Company’s Board of Directors approved the revision of the Market Risk Management Policy. The use of derivative financial instruments should follow such policy. The use of derivative financial instruments is, in the view of management, conservative. Every derivative contracted should be matched to an underlying risk, generated by a hedged item which in turn results from operational transactions that expose the Company to risks related to changes in the price of commodities or risks arising from debt. Accordingly, derivative transactions are only permitted if related to an existing exposure (hedge); leveraged financial instruments are not allowed.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The following table presents the carrying amount of the assets and liabilities denominated in U.S. Dollars:

	2016	2015

Assets in foreign currency
Cash and cash equivalents	1,338,037	1,068,180
Trade accounts receivable (Note 12)	526,404	674,224

	1,864,441	1,742,404

Liabilities in foreign currency
Loans and financing (Note 23)	9,037,588	10,215,115
Trade payables (Note 24)	1,016,501	76,304
Derivative financial instruments (Note 11)	129,309	1,081,533

	10,183,398	11,372,952

Liability exposure	8,318,957	9,630,548

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

The Company shall evaluate on an annual basis the optimal percentage between fixed-rate debts and debts with floating rates. This review will be made by the Treasury department and GRC department, who will report annually the results to the Finance Committee.

The Finance and Investor Relations Director is responsible for evaluating the hedging strategy of interest rate and inflation, considering the results of evaluation of the optimal percentage and market factors.

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
at December 31, 2016

In thousands of Reais, unless otherwise indicated

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

A monthly report is prepared by the Governance, Risk and Compliance department quantifying credit risk exposure arising from all Fibria relationships. Credit risk is managed on a consolidated basis. Credit risk arises from cash equivalents (including bank deposits), derivative financial instruments, instruments recorded under marketable securities (Brazilian Federal Government securities, Bank Deposit Certificates (CDBs), Fixed Income Box (CDB Box), reverse repurchase agreements), letters of credit, insurance companies, customers (considering the payment terms agreed), suppliers (with respect to advances made for new projects) and others.

The analysis of customers and insurer credit is performed monthly by the Treasury department, as well as the suppliers (for advances for new projects), which is performed on demand.

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

i)    If the Company decides working with private issuers that have more than one rating assessment, the median of the rating classifications will be considered if three risks rating are available and, the lower rating classification if two credit rating are available, issued by the following rating agencies: Fitch, Moody’s and Standard & Poor’s.

ii)   The rating required for the counterparties at the local level (Brazil), is “A” (or “A2”) or “BBB+” (or “Baa1) at the global level.

iii)  Any private counterpart must have lonely concentration of, more than 25% of the resources under management for the Company and its Brazilians subsidiaries and, more than 27.5% for the foreign subsidiaries.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2016
Loans and financing	2,056,644	3,670,577	10,186,429	6,914,993
Derivative financial instruments	225,852	161,454	135,723	44,962
Trade and other payables	1,988,581	50,268	37,481	23,606

	4,271,077	3,882,299	10,359,633	6,983,561

At December 31, 2015
Loans and financing	1,358,138	4,451,707	7,326,394	2,817,802
Derivative financial instruments	319,954	560,572	902,136
Trade and other payables	758,252	68,327	44,902	39,556

	2,436,344	5,080,606	8,273,432	2,857,358

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
at December 31, 2016

In thousands of Reais, unless otherwise indicated

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

5                                        Sensitivity analysis

Sensitivity analysis - changes in foreign currency exchange rates

The probable scenario is the closing exchange rate at the date of these consolidated financial statement (R$ x USD = 3.2591). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative financial instruments	875,054	1,941,308
Loans and financing	2,117,454	4,234,907
Cash and cash equivalents	334,509	669,019

Sensitivity analysis - changes in interest rates

We adopted as the probable scenario the fair value considering the market yield as at December 31, 2016. As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	3,221	6,201
Currency basket	1,400	2,640
TJLP	2,755	5,212
Interbank Deposit Certificate (CDI)	8,600	16,168

Derivative financial instruments
LIBOR	14,262	24,576
TJLP	4,361	4,770
Interbank Deposit Certificate (CDI)	131,596	249,105
IPCA	52,982	102,100

Marketable securities (a)
Interbank Deposit Certificate (CDI)	2,656	5,131

(a) Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis - changes in the U.S. Consumer Price Index

To calculate the “Probable” scenario, we used the US-CPI index at December 31, 2016. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively.

	Impact of an increase/decrease of US-CPI on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	122,016	252,060

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

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

	2016
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		499,046		499,046
Warrant to acquire Ensyn’s shares (Note 17(b))			9,875	9,875
Marketable securities (Note 10)	170,747	1,856,668		2,027,415

Available for sale financial assets
Other investments - Ensyn (Note 17(b))			104,389	104,389
Other investments - CelluForce (Note 17(b))			12,857	12,857

Biological asset (Note 18) (*)			4,351,641	4,351,641

Total assets	170,747	2,355,714	4,478,762	7,005,223

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		(480,634)		(480,634)

Total liabilities		(480,634)		(480,634)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	2015
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		300,489		300,489
Warrant to acquire Ensyn’s shares (Note 17(b))			11,949	11,949
Marketable securities (Note 10)	40,614	1,365,478		1,406,092

Available for sale financial assets
Other investments - Ensyn (Note 17(b))			125,071	125,071

Biological asset (Note 18) (*)			4,114,998	4,114,998

Total assets	40,614	1,665,967	4,252,018	5,958,599

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		(1,128,450)		(1,128,450)

Total liabilities		(1,128,450)		(1,128,450)

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	Yield used to
	discount (*)	2016	2015

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		339,412	387,939
Bonds - Fibria Overseas		1,965,237	2,237,193
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR US$	5,095,285	6,831,364
Export credits (ACC/ACE)	DDI		46,445
Export credits (Finnvera)	LIBOR US$	1,107,075
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	1,424,974	809,793
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	106,128	107,797
BNDES — Selic	Brazilian interbank rate (DI 1)	164,368	11,110
Currency basket	Brazilian interbank rate (DI 1)	506,779	549,246
Banco do Nordeste	Brazilian interbank rate (DI 1)	105,734
CRA	Brazilian interbank rate (DI 1)	3,786,581	658,573
FINEP	Brazilian interbank rate (DI 1)	1,676	2,063
FINAME	Brazilian interbank rate (DI 1)	2,130	4,951
NCE in Reais	Brazilian interbank rate (DI 1)	672,653	694,859
Midwest Fund	Brazilian interbank rate (DI 1)	11,138	21,303
FDCO	Brazilian interbank rate (DI 1)	367,573

		15,656,743	12,362,636

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

•                  Swap contracts - the present value of both the asset and liability components are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and the counterpart’s credit risk. For the cross-currency swaps (BRL x US$) the discount is calculated using the yield of the Dollar coupon and, for the swap of IPCA in local currency, the discount is calculated using the yield of the Brazilian interest rate — future yield of the CDI. The contract fair value is the difference between the asset and liability. The only difference is the swap TJLP x US$, where the cash flows of the asset (TJLP x Pre) are forecasted for a stable yield, accordingly to the value of the current TJLP, during all period of the swap, issued by the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”).

•                  Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both Fibria’s and the counterparty credit risk. Volatility information and interest rates

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

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

The yield curves used to calculate the fair value in December 31, 2016 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	13.92	1M	0.85	1M	12.25
6M	12.53	6M	1.05	6M	3.95
1Y	11.59	1Y	1.19	1Y	3.36
2Y	11.08	2Y	1.46	2Y	3.25
3Y	11.21	3Y	1.69	3Y	3.65
5Y	11.50	5Y	1.99	5Y	4.61
10Y	11.66	10Y	2.37	10Y	5.63

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

7    Financial instruments by category

	2016	2015

Assets
Loans and receivables
Cash and cash equivalents (Note 9)	2,660,073	1,077,651
Trade accounts receivable (Note 12)	634,987	742,352
Other	260,750	260,997

	3,555,810	2,081,000

At fair value through profit and loss
Derivative financial instruments (Note 11)	499,046	300,489
Warrant to acquire Ensyn’s shares (Note 17(b))	9,875	11,949
Marketable securities (Note 10)	2,027,415	1,406,092

	2,536,336	1,718,530

Held-to-maturity investments
Marketable securities (Note 10)	11,432	73,914

Available for sale financial assets
Other investments - fair value method (Note 17(b))	117,246	125,071

Liabilities
At amortized cost
Loans and financing (Note 23)	16,152,511	12,743,832
Trade and other payables	2,262,931	1,011,672

	18,415,442	13,755,504

At fair value through profit and loss
Derivative financial instruments (Note 11)	480,634	1,128,450

8    Credit quality of financial assets

The credit quality of financial assets can be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates, analysis of its financial position and information about negative credit events. With respect to credit quality of counterparties that are financial institutions such as amounts recorded in cash and cash equivalents, marketable securities and derivative financial instruments, the Company follows its internal policy as Note 4.2.1(b)(i).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	2016	2015

Trade accounts receivable
Counterparties with external credit rating
AA-	18,978	28,665
A	62,458	147,798
BBB+	51,546	20,588
BBB	6,621	4,358
BB+	10,663	36,912
BB		3,522
BB-	4,621	1,429
B+	56,459
B	910	40,847
B-		1,324

Counterparties without external credit rating
A - Low risk	210,835	113,280
B - Average risk	142,217	265,937
C - Average to high risk	69,679	77,692
D - High risk	6,683	7,153

Total trade accounts receivable (Note 12)	641,670	749,505

Cash and cash equivalents and marketable securities
brAAA		1,582,621
brAA+	1,417	419,590
brAA		107,923
brAA-	3,174,565	1,502
brA+	196,730
brA	145,970
A+	413,081	78,306
A	456,586	172,130
BBB+	255,053	195,585
BBB (ii)	53,943
Other (i)	1,575

Total cash and cash equivalents and marketable securities (Notes 9 and 10)	4,698,920	2,557,657

Assets - derivative financial instruments
brAAA	16,162	6,158
brAA+	22,710	34,690
brAA-	229,465
AA-	57,458
A+	1,149	217
A-	24,730
BBB+	19,512	5,852

	371,186	46,917

(i)            Includes counterparties with no external credit rating from the three main rating agencies.

(ii)         Transaction approved by the Finance Committee, an advisory body to the Board of Directors.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

None of the financial assets that are fully performing has been renegotiated in the last year. None of the loans to related parties are past due or impaired.

9                                        Cash and cash equivalents

	Average yield p.a. - %	2016	2015

Cash and banks (i)		2,019,923	196,274
Fixed-term deposits
Local currency	101.26 of CDI	64,087	3,985
Foreign currency (ii)	0.80	576,063	877,392

		2,660,073	1,077,651

(i)        Refers, mainly, to the amount received by the Company on December 29, 2016 regarding the CRA raised, as explained in Note 23.

(ii) Mainly overnight maturing within 90 days.

10                                 Marketable securities

	Average yield p.a.- %	2016	2015

In local currency
Brazilian Federal provision fund	77 of CDI	54	250
Brazilian Federal Government securities
At fair value through profit and loss	89.79 of CDI	170,693	40,364
Held to maturity (i)	6	11,432	73,914
Private securities (repurchase agreements)	101.26 of CDI	1,856,668	1,365,478

Marketable securities		2,038,847	1,480,006

Current		2,033,159	1,411,864

Non-Current		5,688	68,142

(i)        The yield of 6% p.a. refers to the agrarian debt bonds.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

11                                 Derivative financial instruments (including embedded derivative)

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	2016	2015	2016	2015

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	1,760,000	310,000	268,443	(8,627)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)	590,257	622,907	(1,832)	(8,902)
Swap IPCA x CDI	843,845		19,861

Hedges of foreign currency
Swap DI x US$ (USD)	315,686	358,607	(259,021)	(648,052)
Swap TJLP x US$ (USD)	36,240	98,287	(58,188)	(230,433)
Swap Pre x US$ (USD)	81,867	112,107	(78,711)	(185,519)

			(109,448)	(1,081,533)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	813,154	857,710	127,860	253,572

			18,412	(827,961)

Classified
In current assets			256,723	26,795
In non-current assets			242,323	273,694
In current liabilities			(245,839)	(302,787)
In non-current liabilities			(234,795)	(825,663)

Total, net			18,412	(827,961)

(*)    The embedded derivative is a swap of the US-CPI changes during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

Type of derivative and	Reference value (notional) - in currency of origin			Fair value
protected risk	Currency	2016	2015	2016	2015

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$	590,257	622,907	1,868,111	2,308,517
Real CDI to USD	R$	616,099	698,559	1,027,838	1,058,346
Real TJLP to USD	R$	59,265	159,938	59,142	153,963
Real Pre to USD	R$	177,633	236,072	155,624	182,240
IPCA to CDI	R$	843,845		867,675
Liability
LIBOR to fixed	US$	590,257	622,907	(1,869,943)	(2,317,419)
Real CDI to USD	US$	315,686	358,607	(1,286,859)	(1,706,398)
Real TJLP to USD	US$	36,240	98,287	(117,330)	(384,396)
Real Pre to USD	US$	81,867	112,107	(234,335)	(367,759)
IPCA to CDI	US$	843,845		(847,814)

Total of swap contracts				(377,891)	(1,072,906)

Options - Cash flow hedge
Zero cost collar	US$	1,760,000	310,000	268,443	(8,627)

				(109,448)	(1,081,533)

(c)                                 Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	2016	2015	2016	2015

Operational hedge
Cash flow hedge of exports	268,443	(8,627)	38,576	(125,107)
Hedge of debts
Hedge of interest rates	18,029	(8,902)	(17,446)	(15,333)
Hedge of foreign currency	(395,920)	(1,064,004)	(166,576)	(279,191)

	(109,448)	(1,081,533)	(145,446)	(419,631)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(d)                                Fair value by maturity date of economic hedge strategy contracts

	2016	2015

2016		(281,423)
2017	7,609	(396,982)
2018	(58,385)	(280,340)
2019	(28,615)	(76,408)
2020	(29,514)	(46,380)
2021	14,237
2022	(5,451)
2023	(9,329)

	(109,448)	(1,081,533)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at December 31, 2016 are not subject to margin calls or accelerated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a Brazilian clearing house).

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
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(v)                                Pre fixed rates versus U.S. Dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in Reais to a debt in U.S. Dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(vi)                            IPCA x CDI swap

The Company has plain-vanilla swaps of IPCA versus CDI with the objective of changing our debt exposure in IPCA to a fixed debt in percentage of the CDI. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

12                                 Trade accounts receivable

(a)                                Breakdown of the balance by type of customer

	2016	2015

Domestic customers	115,266	75,281
Export customers	526,404	674,224

	641,670	749,505

Allowance for doubtful accounts	(6,683)	(7,153)

	634,987	742,352

In 2016, we concluded factoring transactions for certain customers’ receivables, in the amount of R$ 1,812,105 (R$ 1,788,970 at December 31, 2015), where substantially all risks and rewards related to these receivables were transferred to the counterpart, so that these receivables were derecognized from accounts receivable in the balance sheet.

(b)                                Breakdown of the balance by maturity and
allowance for doubtful accounts

The following table presents a breakdown of trade receivables by maturity:

	2016	2015

Not past due
Up to two months	164,312	338,548
Two to six months	344,737	313,650
Six months to one year	809	7,672

Past due
Up to two months	110,870	82,482
Two to six months	14,259

	634,987	742,352

At December 31, 2016, trade accounts receivable of R$ 125,129 (R$ 82,482 at December 31, 2015) were past due but not considered to be impaired. Management has a process to manage collections and does not expect to recognize any losses on these receivables. The receivables are related to several third party

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

customers for whom there is no recent history of default.

At December 31, 2016, trade accounts receivable of R$ 6,683 (R$ 7,153 at December 31, 2015) were impaired and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery.

Changes in the allowance for doubtful accounts are as follows:

	2016	2015

At the beginning of the year	(7,153)	(8,798)
Reversal	470	1,645

At the end of the year	(6,683)	(7,153)

(c)                                 Main customers

In the year ended December 31, 2016, the Company had three customers that represent 49% of the Company’s net revenue (54% in 2015 and 48% in 2014).

(d)                                Breakdown of the balance by currency

Fibria’s trade accounts receivable are denominated in the following currencies:

	2016	2015

Real	108,583	68,128
U.S. Dollar	526,404	666,727
Euro		7,497

	634,987	742,352

13                                 Inventory

	2016	2015

Finished goods at plants/warehouses
Brazil	216,877	155,286
Abroad	729,973	731,498
Work in process	20,150	12,935
Raw materials	507,020	520,445
Supplies(*)	158,083	150,838
Imports in transit	5,911	144

	1,638,014	1,571,146

(*) Net of R$ 11,455 as at December 31, 2016 (R$ 9,447 as at December 31, 2015) related to the provision for obsolescence of the inventory for maintenance.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

14                                 Recoverable taxes

	2016	2015

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	988,113	762,743
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	28,048	26,235
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	1,056,530	978,399
Federal tax credits		356,058
Credit related to Reintegra Program	87,434	91,145
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	764,253	727,210
Provision for the impairment of ICMS credits	(1,062,295)	(967,332)

	1,862,083	1,974,458

Current	144,182	462,487

Non-current	1,717,901	1,511,971

Based on the annual budget approved by the Company’s management, the tax credits are expected to be realized as follows:

Amount

In 2017	144,182
In 2018	133,207
In 2019	108,890
In 2020	98,000
In 2021	101,266
As from 2022	1,276,538

1,862,083

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2016	2015

At the beginning of the year	(967,332)	(734,154)
Provision for impairment	(94,963)	(233,178)

At the end of the year	(1,062,295)	(967,332)

Fibria has been accumulating ICMS credits in the States of Espírito Santo, Bahia and Mato Grosso do Sul since its sales are mostly to foreign customers which are exempt from ICMS. The Company’s management revises on a monthly basis the estimates for the realization of such credits and maintain an impairment provision for the full amount for the credits in States of Mato Grosso do Sul, Bahia and Espírito Santo due to the difficulties for its realization.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

15                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

The Company still believes in the provisions of the International Double Taxation Treaties signed by Brazil. However, as the decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), currently the Company taxes the foreign profits according to the Law 12,973/14.

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

(a)                                Deferred taxes

	2016	2015

Tax loss carryforwards (i)(ii)	272,134	54,888
Provision for legal proceeds (ii)	138,367	119,924
Sundry provisions (impairment, operational and other) (ii)	567,269	637,176
Results of derivative contracts - payable on a cash basis for tax purposes (ii)	(6,260)	281,507
Exchange losses (net) - payable on a cash basis for tax purposes (ii)	1,411,652	2,396,243
Tax amortization of the assets acquired in the business combination - Aracruz (ii)	97,466	99,196
Actuarial gains on medical assistance plan (SEPACO) (ii)	17,148	3,743
Provision for tax on investments in foreign-domiciled subsidiaries	(414,336)	(338,315)
Tax accelerated depreciation	(22,977)	(7,324)
Reforestation costs already deducted for tax purposes	(474,324)	(387,568)
Fair values of biological assets	(70,848)	(174,450)
Transaction costs and capitalized financing costs	(80,341)	(5,347)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(626,210)	(536,752)
Other provisions	(7,465)	(14,704)

Total deferred taxes, net	801,275	2,128,217

Deferred taxes - asset (net by entity)	1,210,541	2,399,213

Deferred taxes - liability (net by entity)	409,266	270,996

(i) The balance as at December 31, 2016 is presented net of R$ 286,209 (R$ 346,291 in 2015) related to the provision for impairment for foreign tax losses, as detailed in item (e) below.

(ii)     Total gross deferred tax assets at December 31, 2016 were R$ 2,504,036, which are expected to be realized as below.

Tax loss carryforwards and deferred tax credits from temporary differences are expected to be realized in accordance with the following schedule, based on the management’s projection of future taxable profits:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

Amount

In the next 12 months	267,442
In 2018	386,576
In 2019	722,144
In 2020	187,733
In 2021	213,881
Between 2022 to 2023	83,305
Between 2024 to 2025	65,811
After 2026	577,144

2,504,036

Over the next 12 months, the Company expects to realize R$ 97,032 related to deferred tax liabilities.

Changes in the net balance of deferred income tax are as follows:

	2016	2015

At the beginning of the year	2,128,217	924,308
Tax loss carryforwards	217,246	(137,759)
Temporary differences from provisions	(51,464)	198,028
Provision for tax on investments in foreign-domiciled subsidiaries	(76,021)	(312,338)
Derivative financial instruments taxed on a cash basis	(287,767)	139,569
Amortization of goodwill	(91,188)	(92,598)
Reforestation costs	(102,409)	(36,605)
Exchange losses (net) taxed on a cash basis	(984,591)	1,483,024
Fair value of biological assets	103,602	(21,430)
Actuarial losses on medical assistance plan (SEPACO)(*)	13,405	(2,866)
Transaction costs and capitalized financing costs	(74,994)	(5,347)
Other	7,239	(7,769)

At the end of the year	801,275	2,128,217

(*) Deferred taxes related to the other comprehensive income.

(b)                                Reconciliation of taxes on income

	2016	2015	2014

Income (loss) before tax	3,043,667	(160,941)	21,890

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(1,034,847)	54,720	(7,443)

Reconciliation to effective expense

Equity in results of joint-venture	(255)	134	(212)
Credit from Reintegra Program	1,924	23,178	12,589
Benefits to directors	(10,975)	(6,507)	(3,281)
Benefit - Tax on net income (Imposto sobre o Lucro Líquido - ILL)			32,117
Taxes on earnings of foreign subsidiaries			(7,739)
Foreign exchange effects on foreign subsidiaries (i)	(314,151)	457,790	122,748
Other, mainly non-deductible provisions	(21,747)	(11,389)	(8,117)

Income tax and Social Contribution benefit (expense) for the year	(1,380,051)	517,926	140,662

Effective rate - %	45.3	321.8	(642.6)

(i)        Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

Real is not used for tax purposes in the foreign country, this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it be subject to tax in Brazil.

(c)                                 Income tax on business combinations

The Company has taxable temporary differences associated with a gain on bargain purchase option resulting from the asset exchange with International Paper, for which a deferred tax liability, in the amount of R$ 605,540, was not recognized, since the realization of such gain is under the control of management and there are no plans for realizing such gain in the foreseeable future.

Tax goodwill resulting from the acquisition of Aracruz has been attributed to expectation of future profitability and amounts to R$ 570,080, representing a tax benefit for income tax and social contribution of R$ 193,827, to be recognized over the next 26 months.

(d)                                Recoverability of tax loss carryforwards

An impairment was recorded in 2011 of Hungarian Forint HUF 25,752 (equivalent to R$ 286,209 as of December 31, 2016, and R$ 346,291 as of December 31, 2015).

Changes in the provision for impairment of the Company’s foreign tax credits are as follows:

	2016	2015

At the beginning of the year	(346,291)	(263,297)
Exchange gain/loss	60,082	(82,994)

At the end of the year	(286,209)	(346,291)

16                                 Significant transactions and
balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim S.A., which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), a Brazilian Federal Government economic development bank, which holds 29.08% of our shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	2016	2015

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(392)	(9)
Votorantim S.A.	Land leases		(851)
BNDES	Financing	(2,458,333)	(1,851,408)

		(2,458,725)	(1,852,268)

Transactions with Votorantim Group companies
Votorantim S.A.	Financing	9,777	11,714
Votener - Votorantim Comercializadora e Energia	Energy supplier		6,937
Banco Votorantim S.A.	Investments	186,720	32,806
Banco Votorantim S.A.	Financial instruments		(1,066)
Votorantim Cimentos S.A.	Energy supplier		517
Votorantim Cimentos S.A.	Input supplier	(4)	(50)
Polimix Concreto Ltda.	Input supplier		(143)
Votorantim Siderurgia S.A.	Standing wood supplier	(2,140)	(4,164)
Sitrel - Siderurgia Três Lagoas Ltda.	Land leases	(10)
Pedreira Pedra Negra	Input supplier	(11)	(21)
Votorantim Metais Ltda.	Chemical products supplier	(885)	(277)
Companhia Brasileira de Alumínio (CBA)	Land leases	(1,122)	(695)

		192,325	45,558

Net		(2,266,400)	(1,806,710)

Presented in the following lines
In assets
Marketable securities		186,720	32,806
Related parties - non-current		9,777	11,714
Other assets - current			7,454
In liabilities
Loans and financing (Note 23)		(2,458,333)	(1,851,408)
Derivative financial instruments			(1,066)
Suppliers		(4,564)	(6,210)

		(2,266,400)	(1,806,710)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(ii)                               Amounts transacted in the year

	Amounts transacted
	Nature	2016	2015	2014

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(14,201)	(11,320)	(13,009)
Votorantim S.A.	Land leases		(7,373)
Votorantim S.A.	Sale of land		171,700
Votorantim S.A.	Land purchased		(451,700)
BNDES	Financing	(35,158)	(348,240)	(181,658)

		(49,359)	(646,933)	(194,667)

Transactions with subsidiary
Bahia Produtos de Madeira S.A.	Sales of wood			9,709

Transactions with Votorantim Group
Companies
Votorantim S.A.	Financing	(1,937)	3,745	1,259
Votener - Votorantim Comercializadora de Energia	Energy supplier	(16,879)	84,945	101,565
Banco Votorantim S.A.	Investments	8,973	2,825
Banco Votorantim S.A.	Financial instruments	2,703	(7,236)	(604)
Banco Votorantim S.A.	Rendering of services	(1,884)	(649)
Votorantim CTVM Ltda.	Rendering of services	(119)	(283)
Votorantim Cimentos S.A.	Energy supplier	11,045	6,536	6,648
Votorantim Cimentos S.A.	Input supplier	(363)	(189)	(1,310)
Votorantim Cimentos S.A.	Sales of wood		126
Votorantim Cimentos S.A.	Land leases			(2,095)
Polimix Concreto Ltda.	Rendering of services		(143)
Votorantim Siderurgia S.A.	Standing wood supplier	(9,734)	(4,164)
Sitrel Siderurgia Três Lagoas Ltda.	Energy supplier	6,589	4,710	4,120
Sitrel Siderurgia Três Lagoas Ltda.	Land leases	(38)
Pedreira Pedra Negra	Input supplier	(129)	(363)
Votorantim Metais Ltda.	Chemical products supplier	(9,402)	(4,387)	(87)
Votorantim Metais Ltda.	Land leases		(2,318)	(9,072)
Companhia Brasileira de Alumínio (CBA)	Land leases	(961)	(2,669)	(458)

		(12,136)	80,486	199,966

(iii)                           Comments on the main transactions and contracts with related parties

•            Controlling shareholders

The Company has a contract with Votorantim S.A. related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 9,280 (R$ 11 million in 2015) and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, Votorantim S.A. provide various services related to technical advice, training, including management improvement programs. These services are also provided to the entire Votorantim Group and the Company reimburses Votorantim S.A. at cost for the charges related to these services.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

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

•            Votorantim Group companies

The Company, through its VOTO IV joint-operation has an account receivable of US$ 3,000 thousand with Votorantim S.A., maturing in July 2017, resulting in a receivable of R$9,777 as at December 31, 2016.

The Company has a commitment to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our units in Jacareí, Aracruz and Três Lagoas. Since these units already generate their own energy, the contract has the purpose of optimizing the energy matrix. The amount to be paid or received upon the sale of energy changes based on plant energy requirements. The total amount contracted is approximately R$ 1,200 for the services of energy to be rendered by Votener, maturing on December 31, 2021. In the event of early termination of the contract, that party is required to pay all obligations incurred up to effective date of termination of the contract.

The Company has a marketable security investment with Banco Votorantim in the amount of R$ 126,161, maturing in August 2017 and an average interest rate of 101.42% of the CDI.

The subsidiary Fibria-MS has a marketable security investment with Banco Votorantim in the amount of R$ 56,238, maturing in August 2017 and an average annual interest rate of 101.46% of the CDI.

The subsidiary Portocel has a marketable security investment with Banco Votorantim in the amount of R$ 4,321, maturing in September 2017 and an average annual interest rate of 101.3% of the CDI.

Banco Votorantim had rendered advisory services to us during the process of issuance of the Agribusiness Credit Receivable Certificates, where we paid the total amount of R$ 1,884 regarding the fees for the structuring, distribution and success processes.

Votorantim CTVM Ltda. rendered services to us during the process of issuance of the Agribusiness Credit Receivable Certificates, where we paid distribution fees of R$ 119.

Votorantim Cimentos has an agreement with the Company for the supply of road construction supplies, such as rock and calcareous rock, in the amount of R$ 533 through March 2017.

On December 23, 2015, we signed a cession of rights and obligations agreement with Votorantim Siderurgia S.A. (“VS”) for the cession to us of the first cycle of rotation of the eucalyptus forests regarding existing contracts signed with rural producers from the State of Minas Gerais. As a consequence, we agreed with the payment in the amount of R$ 4,164 corresponding to the reimbursement of the value already paid in advance by VS to the rural producers regarding the existing contracts. The payment will be made as follows: 90% of the total within 20 days from signing the cession and the remaining balance up to 20 days after the harvest.

The Company had an agreement with Pedreira Pedra Negra Ltda. for the supply of road construction

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

supplies, such as rock and gravel, in the amount of R$ 590 matured on December 31, 2016.

The Company had an agreement to purchase sulfuric acid from Votorantim Metais, in the amount of R$ 11,500, for the supply of 24,000 tons of sulfuric acid. The agreement ended on December 31, 2016.

The Company has land lease agreements, for approximately 1,673 hectares of planted area, with Companhia Brasileira de Alumínio - CBA, with final maturity in February 2023, amounting R$ 8,521.

The subsidiary Fibria-MS has land lease agreements, for approximately 255 hectares, with Sitrel - Siderurgia Três Lagoas Ltda., with original maturity in September 2031, totaling R$ 1,721.

In the years ended December 31, 2016 and 2015, no provision for impairment was recognized on assets involving related parties.

(b)                                Remuneration of officers and directors

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	2016	2015	2014

Benefits to officers and directors (i)	22,184	52,301	42,473
Benefit program - Phantom Stock Options and Stock Option plans (Note 31)	(8,252)	15,931	7,934

	13,932	68,232	50,407

(i) Benefits include fixed compensation, social security contributions to the National Institute of Social Security (INSS) and the variable compensation program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 1,195 for the year ended December 31, 2016 (R$ 1,154 for the year ended December 31, 2015 and R$ 1,354 for the year ended December 31, 2014).

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	2016	2015

Current liability
Payroll, profit sharing and related charges	17,427	37,563

Non-current liability
Other payables	3,010	9,401

Shareholders’ equity
Capital reserve	5,359	9,329

	25,796	56,293

17                                 Investments

	2016	2015

Investment in associate and joint-venture - equity method	3,267	751
Other investments — at fair value (b)	127,121	137,020

	130,388	137,771

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(a) Selected financial information of subsidiaries and joint-operations

	Total assets		Total liabilities		Net revenue
	2016	2015	2016	2015	2016	2015	2014

Subsidiaries
Direct
Fibria Celulose (USA) Inc.	237,583	363,162	115,172	227,410	2,071,941	2,465,703	1,706,428
Fibria Innovations Inc	17,787	21,908	831	544
Fibria International Celulose GmbH		2,173,017		(2)
Fibria International Trade GmbH	11,364,727		9,650,414		8,368,070
Fibria Overseas Finance Ltd.	1,966,487	2,346,128	1,947,616	2,329,773
Fibria Overseas Holding KFT	1,238,231	2,322,618	1,171,473	12
Fibria Terminais Portuários S.A.	412	392	9	2
Fibria Terminal de Celulose de Santos SPE S.A.	125,302		831
Fibria Trading International KFT.	2,395,330	4,491,997	371,829	(5)
Fibria-MS	11,052,636	7,390,030	5,155,767	2,520,272	1,740,267	1,598,514	1,341,761
F&E Participações Ltda.	200	200
Portocel	172,753	160,111	36,822	31,637	127,866	128,134	111,432
Projetos Especiais e Investimentos Ltda.	5,639	5,370	2,559	1,964

Indirect
F&E Tecnologia do Brasil S.A.	200	200
Fibria (Europa) S.A.		3,539		395
Fibria International Trade GmbH		12,798,063		10,625,096		8,845,901	6,187,759
Green Parrot BV		5		1

Joint-operations (*)
Asapir	6,889	2,067	4,849	774
Veracel	1,550,446	1,942,842	207,691	511,725	509,063	495,869	487,550
Voto IV	571,053	660,771	311,537	372,174

(*) Corresponding to our 50% interest.

None of the subsidiaries or the joint-operations entity has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 25.

Additionally, the Company does not have any significant restriction or commitments with regards to its associates and joint-operations.

(b)                                Other investments

The Company holds 8.3% of CelluForce capital (Note 1 (d)) and 12.62% of Ensyn’s capital and certain rights, which, if exercised, would allow us to subscribe an additional US$ 10 million in its capital.

We performed an assessment regarding the rights related to these shares and concluded that we do not have significant influence over the investments, and, thus, these investments do not meet the definition of investments in associates.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

See below the changes in the balance for the year ended December 31, 2016 and 2015:

	2016	2015

At the beginning of the year	137,020	79,524

Increase of ownership - Ensyn		19,593
Acquisition of ownership - CelluForce	13,379
Fair value of the warrants, recognized in the profit and loss - Ensyn (*)	(93)	356
Foreign exchange gains of the warrants, recognized in the profit and loss - Ensyn	(1,980)	5,694
Foreign exchange gains of the shares, recognized in the “Other comprehensive income”	(21,205)	31,853

At the end of the year	127,121	137,020

(*)         The fair value of the warrants was calculated based on the discounted cash flow of the investment, considering the following main assumptions: future currency exchange rate, price of heating oil in the United States, oil gas WTI (West Texas Intermediate) and any relevant change in the business plan of the investment.

18                                 Biological assets

	2016	2015

At the beginning of the year	4,114,998	3,707,845

Additions	1,538,029	1,344,355
Harvests in the year (depletion)	(1,086,973)	(1,102,725)
Change in fair value - step up	(212,248)	184,583
Disposals / provision for disposals	(2,165)	(19,063)
Transfer (i)		3

At the end of the year	4,351,641	4,114,998

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The valuation model considers the net cash flows after income taxes. The discount rate used also considers the tax effects.

Main inputs considered in estimating the fair value of biological assets were:

	2016	2015

Actual planted area (hectare)	469,100	445,359
Average annual growth (IMA) - m3/hectare	38.5	39.4
Remuneration of own contributory assets - %	5.9	5.6
Discount rate - %	7.18	7.39

The decrease in the fair value of biological assets during the year ended December 31, 2016 was the result of the combined fluctuation of the inputs presented above which resulted in a loss of R$ 212,248. The changes in the fair value of the biological assets are recognized in the profit and loss, within “Other operating income (expenses)” (Note 34).

	2016	2015

Forest additions and harvesting	(311,230)	(211,293)
Growing of plantation (IMA, area and age)	65,221	28,086
Assumptions related to price,cost,discount rate and others	33,761	367,790

	(212,248)	184,583

The Company has no biological assets pledged as of December 31, 2016.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

19                        Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress (i)	Other	Total

At December 31, 2014	1,200,512	1,358,716	6,457,787	217,627	18,091	9,252,733
Additions	453,775	335	3,640	553,291	1,903	1,012,944
Disposals	(17,367)	(6,056)	(16,005)		(887)	(40,315)
Depreciation		(112,005)	(653,595)		(14,368)	(779,968)
Acquisition of assets - Fibria Innovations			4,212			4,212
Transfers and others (iii)		50,294	184,508	(303,900)	52,878	(16,220)

At December 31, 2015	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386
Additions		843	12,446	4,415,880	1,770	4,430,939
Disposals	(5,629)	(6,164)	(24,577)		(221)	(36,591)
Depreciation		(117,670)	(653,783)		(20,162)	(791,615)
Transfers and others (iii)	9,745	100,469	292,272	(417,827)	86,414	71,073

At December 31, 2016	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192
At December 31, 2015
Cost	1,636,920	2,723,578	13,360,212	467,018	218,881	18,406,609
Accumulated depreciation		(1,432,294)	(7,379,665)		(161,264)	(8,973,223)
Net	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386
At December 31, 2016
Cost	1,641,036	2,809,597	13,623,064	4,465,071	209,653	22,748,421
Accumulated depreciation		(1,540,835)	(8,016,159)		(84,235)	(9,641,229)
Net	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192

(i)        Includes the amount of R$ 4,175,743 for the Horizonte 2 Project.

(ii)     Includes vehicles, furniture, IT equipment and others.

(iii)  Includes transfers between property, plant and equipment, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The annual average depreciation rates for property plant and equipment as of December 31, 2016 and 2015, based on their useful life, are as follow:

Average rates

Buildings	4%
Machinery, equipment and facilities	5.5%
Others	10% to 20%

The balance of property, plant and equipment in progress is comprised mainly of expansion of the Horizonte 2 Project and optimization projects of the Company’s industrial units, being R$ 53,217 in the Jacareí unit, R$ 4,222,384 of Fibria-MS, R$ 144,244 in the Aracruz unit, R$ 45,226 in Veracel and others.

Borrowing costs capitalized were calculated based on the weighted average cost of the eligible loans. During 2016 the average rate applied was 12.98% p.a. (15.32% p.a. in 2015)

Property, plant and equipment given as collateral are disclosed in Note 23(i).

The Company currently does not have items of fixed assets for which it expects to abandon or dispose or for which provision for asset retirement obligations would be required.

20                                 Intangible assets

	Annual	2016			2015
	amortization rate - %	Cost	Accumulated amortization	Net	Net

Goodwill — Aracruz		4,230,450		4,230,450	4,230,450
Systems development and deployment	20	149,217	(113,909)	35,308	28,677
Concession right — Macuco Terminal (Note 1(a))		115,047		115,047
Intangible assets acquired in the business combination — Aracruz
Databases	10	456,000	(364,800)	91,200	136,800
Relationship with suppliers
Chemical products	6.3	165,000	(82,500)	82,500	92,812
Other		22,449	(1,260)	21,189	16,895

		5,138,163	(562,469)	4,575,694	4,505,634

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(a)                                Roll forward of net book value

	2016	2015

At the beginning of the year	4,505,634	4,552,103
Additions	118,706	8
Amortization	(67,499)	(76,021)
Disposals	(293)	(67)
Transfers and others (*)	19,146	29,611

At the end of the year	4,575,694	4,505,634

(*) Includes transfers between property, plant and equipment and intangible assets.

Amortizations of intangible assets were recorded in “General and administrative expenses” and “Other operating income and expense”.

The impairment test for the goodwill related to the Aracruz is described in Note 38.

21                                 Finance and operating
lease agreements

(a)                                Financial leases

Financial leases correspond to the purchase of industrial equipment for processing of chemicals and oxygen. The financial lease agreements have purchase options at the end of the lease term.

The assets are recognized substantially under “Machinery, equipment and facilities” within property, plant and equipment and the respective obligations under “Other payables”.

	2016			2015
		Accumulated
	Cost	depreciation	Net	Net

Oxygen and chemical facilities	89,841	(44,873)	44,968	50,649

	89,841	(44,873)	44,968	50,649

Present value and future minimum payments:

Years	Present value	Future value

2017	9,106	15,771
2018 to 2022	37,480	78,851
After 2023	7,584	19,711

	54,170	114,333

There are no restrictions imposed by financial lease agreements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

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

At December 31, 2016, minimum payments of future operating leases are as follows:

		Coastal	Ocean
Years	Land leases	transport	transport

2017	146,021	82,600	104,521
2018 to 2019	286,692	165,199	209,042
2020 to 2022	365,462	247,799	313,563
After 2023	571,633	82,600	1,831,923

	1,369,808	578,198	2,459,049

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

22                                 Advances to suppliers - forestry
partnership programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to other States: Bahia, Minas Gerais, São Paulo, Mato Grosso do Sul, Rio Grande do Sul and Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Under the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be settled through delivery of wood by forest producers.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	2016	2015

At the beginning of the year	630,562	695,171
Advances made	125,041	30,084
Wood harvested	(60,702)	(65,141)
Transfers to forests	(30,520)	(29,552)

At the end of the year	664,381	630,562

23                                 Loans and financing

(a)                                Breakdown by type of loan

	Interest	Average annual interest	Current		Non-current		Total
Type/purpose	rate	rate - %	2016	2015	2016	2015	2016	2015

In foreign currency
BNDES - currency basket	UMBNDES	6.5	82,620	78,632	485,154	652,610	567,774	731,242
Bonds - US$ (*)	Fixed	5.6	13,187	15,801	2,245,762	2,686,105	2,258,949	2,701,906
Finnvera	LIBOR	3.2	228		1,077,494		1,077,722
Export credits (prepayment)	LIBOR	3.0	419,362	595,795	4,713,781	6,141,049	5,133,143	6,736,844
Export credits (ACC/ACE)	Fixed			45,123				45,123

			515,397	735,351	8,522,191	9,479,764	9,037,588	10,215,115

In Reais
BNDES	TJLP	10.0	181,379	186,937	1,353,227	776,421	1,534,606	963,358
BNDES	Fixed	5.8	34,290	29,745	80,680	100,460	114,970	130,205
BNDES	Selic	7.2	1,824	18	239,159	26,585	240,983	26,603
FINAME	TJLP/Fixed	2.7	2,062	3,236	167	2,226	2,229	5,462
BNB	Fixed	11.0			108,768		108,768
CRA	CDI	11.3	75,887	16,687	3,908,957	659,275	3,984,844	675,962
NCE	CDI	12.6	315,476	88,855	370,408	613,177	685,884	702,032
FCO, FDCO and FINEP	Fixed	8.0	11,972	12,048	430,667	13,047	442,639	25,095

			622,890	337,526	6,492,033	2,191,191	7,114,923	2,528,717

			1,138,287	1,072,877	15,014,224	11,670,955	16,152,511	12,743,832

Interest			218,585	94,172	91,935	109,658	310,520	203,830
Short-term borrowing				44,905				44,905
Long-term borrowing			919,702	933,800	14,922,289	11,561,297	15,841,991	12,495,097

			1,138,287	1,072,877	15,014,224	11,670,955	16,152,511	12,743,832

(*)     Includes US$ 600 million (equivalent to R$ 1,965,237 as at December 31, 2016), regarding Fibria 2024 issued by Fibria Overseas Finance Ltd., fully and unconditionally guaranteed by the Company.

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity of the non-current portion

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total

In foreign currency
BNDES — currency basket	67,698	54,984	152,775	162,579	40,341	6,777					485,154
Bonds			312,004				1,933,758				2,245,762
Finnvera	134,692	134,686	134,686	134,686	134,686	134,686	134,686	134,686			1,077,494
Export credits (prepayment)	1,158,172	2,460,359	362,292	732,958							4,713,781

	1,360,562	2,650,029	961,757	1,030,223	175,027	141,463	2,068,444	134,686			8,522,191

In Reais
BNDES - TJLP	136,415	188,624	262,699	277,750	153,758	114,962	97,963	85,451	35,605		1,353,227
BNDES - Fixed rate	33,197	27,093	15,200	4,791	399						80,680
BNDES - Selic	6,507	30,708	30,708	29,593	27,729	40,096	38,813	24,709	10,296		239,159
FINAME	167										167
BNB						108,768					108,768
CRA			1,202,822	661,966	755,571	1,288,598					3,908,957
NCE	283,958	43,225	43,225								370,408
FCO, FDCO and FINEP	403	55,784	46,810	46,810	46,810	46,810	46,810	46,810	46,810	46,810	430,667

	460,647	345,434	1,601,464	1,020,910	984,267	1,599,234	183,586	156,970	92,711	46,810	6,492,033

	1,821,209	2,995,463	2,563,221	2,051,133	1,159,294	1,740,697	2,252,030	291,656	92,711	46,810	15,014,224

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	Currency
	2016	2015

Real	6,873,940	2,502,114
U.S. Dollar	8,469,814	9,483,873
Selic (*)	240,983	26,603
Currency basket	567,774	731,242

	16,152,511	12,743,832

(*) Contractual definition of currency in contracts with BNDES that are in Reais plus Selic interests.

(d)                                Amortization of transaction costs

Annual effects of the amortization of transaction costs on the effective interest rate method:

	2016
Description	2017	2018	2019	2020	2021	After 2022	Total

BNDES	2,807	2,807	2,797	2,735	2,689	9,041	22,876
BNB	71	71	71	71	71	139	494
FDCO	235	235	235	235	235	1,647	2,822
Bonds	3,833	3,833	3,833	3,379	2,926	7,071	24,875
FINNVERA	8,425	8,425	8,425	8,425	8,425	33,698	75,823
CRA	11,003	11,003	11,003	10,700	9,645	12,687	66,041
Export credits (prepayment)	7,268	6,987	5,067	4,271	166		23,759

	33,642	33,361	31,431	29,816	24,157	64,283	216,690

The capitalization of transaction costs for loans and financing increases the average effective cost of the debt by 0.16% p.a.

(e)                                 Roll forward

	2016	2015

At the beginning of year	12,743,832	8,326,519
Borrowings	7,904,486	3,118,475
Interest expense	717,329	479,287
Foreign exchange gains (losses), net	(1,716,123)	3,037,653
Repayments - principal amount	(2,746,808)	(1,800,670)
Interest paid	(606,282)	(405,546)
Additional transaction costs	(162,949)	(30,486)
Other (*)	19,026	18,600

At the end of the year	16,152,511	12,743,832

(*) Includes amortization of transactions costs.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(f)                                  Relevant operations settled in the year

Export credits - ACC

In 2016, the Company paid some export contracts (ACC) in the amount of US$ 544 million (equivalent then to R$ 1,837,208), which interest rate were between 1.24% and 1.99% p.a., contracted during 2016.

(g)                                Significant operations contracted in the year

BNDES

In 2016, the Company drew down R$ 143,426 from BNDES  with maturities between 2016 and 2023, accruing interest between TJLP plus 1.86% p.a. to 3.42% p.a., UMBNDES plus 2.42% p.a. to 2.48% p.a., Selic plus 2.44% p.a. to 2.72% p.a. and fixed interest rate of 7.00% p.a. The proceeds were used in industrial, forestry and IT projects.

In May 2016, the Company through its subsidiary Fibria-MS signed a contract of credit limit of R$ 2,347,524, which will be used to finance the Horizonte 2 Project. Until December 2016, R$ 835,611 was released, maturing in 2026 and an interest rate of TJLP plus 2.26% p.a. and Selic plus 2.66% p.a. The remaining balance will be released according to the fulfillment of the conditions of releases as per the needs of the Project.

Agribusiness Credit Receivable Certificates - CRA

In 2016, the Company concluded four public distributions of Agribusiness Credit Receivable Certificates issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., backed in export credit notes issued by the Company.

In the first distribution, the total amount released was R$ 1,350 million, in two tranches, being the first tranche in the amount of R$ 880 million, with maturity for the principal in 2020, payments of interest semi-annually and an interest rate of 97% of CDI and the second tranche in the amount of R$ 470 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 5.9844% p.a. The funds were received by the Company on June 23, 2016.

In the second distribution, the total amount released was R$ 374 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 5.9844% p.a. The funds were received by the Company on August 15, 2016.

In the third distribution, the total amount released was R$ 326 million, with maturity for the principal in 2020, payments of interest semi-annually and an interest rate of 97% of CDI. The funds were received by the Company on August 31, 2016.

In the fourth distribution the total amount of R$ 1,250 million was released in two tranches, being the first tranche in the amount of R$ 756 million, with maturity for the principal in 2022, payments of interest semi-annually and an interest rate of 99% of CDI and the second tranche in the amount of R$ 494 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 6.1346% p.a. The funds were received by the Company on December 29, 2016.

The events of default of the contracts are reflected in the item (h) below.

Finnvera (Finnish Development Agency)

In May 2016, the Company, through its subsidiary Fibria-MS, entered into a loan agreement for the financing of imported equipment for the second pulp production line in Três Lagoas (Horizonte 2 Project). The total amount

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

raised was U.S. Dollar equivalent to € 383,873 thousand with the financial institutions BNP Paribas, Finnish Export Credit, HSBC Bank and Nordea, totally guaranteed by Finnvera (Export Credit Agency). In 2016, the amount of US$354 million (equivalents then R$ 1,188,140) was released in three tranches of US$ 194 million, US$ 136 million and US$ 24 million, maturing in December 2025 and interest rates at semi-annual LIBOR plus 1.03% p.a. for the first tranche and semi-annual LIBOR plus 1.08% p.a. for the second and third tranches. In December 2016, we canceled voluntarily U.S. Dollar equivalent to € 4,561 thousand and the remaining balance not released of U.S. Dollar equivalent to € 62,469 thousand, will be released according to the payments for the suppliers of the project. The events of default of the contract are reflected in the item (h) below.

Middle West Development Fund (FDCO)

In September 2016, the Company, through its subsidiary Fibria-MS, raised R$ 423,621 from the total of R$ 831,478 contracted with Banco do Brasil, with an interest rate of 8.0% p.a., monthly payments of principal and interest as from June 2019 and final maturity in December 2027. The remaining balance might be released until the end of 2017.

Forestry loan - BNB

In December 2016, the Company entered into a forestry loan with Banco do Nordeste, in the total amount of R$150,427, with an interest rate of 12.95% p.a., payments of principal and interest on the maturity date in December 2023. In December 2016, the amount of R$ 109,178 was raised and the remaining balance might be released until the end of 2018.

(h)                                Covenants

Some of the financing agreements of the Company contain covenants establishing indebtedness ceilings and leverage indices, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that the indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2)) cannot exceed 4.5x and the Company shall keep the minimum of 1.00 of coverage the outstanding amounts.

The Company is in full compliance with the covenants established in the financial contracts at December 31, 2016.

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

•             Expropriation, confiscation or any other action affecting a significant portion of the Company’s assets;

•    Addiction, invalidity, ineffectiveness or unenforceability of the contract;

•    Extinction or termination the contract for any reason or person;

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

•    Split of the Company without the prior consent of the creditor;

•             Any direct or indirect controlling which does not integrate the Votorantim Group, to perform any act aimed annul, revise, cancel or repudiate by judicial or extrajudicial means the contract;

•             Compliance with certain environmental and social conditions on the Horizon Project 2, for Finnvera’s contract.

(i)                                   Loans and financing guarantees

At December 31, 2016, certain loans and financing are guaranteed mainly by property, plant and equipment items from the Jacareí, Aracruz and Três Lagoas units, with a net book value of R$ 9,881,389 (December 31, 2015 - R$ 3,633,149, from the Jacareí and Aracruz units), considered sufficient to cover the corresponding loans and financing amounts.

(j)                                   Unused credit lines

Credit lines	Entities	Amount	Maturity	Cost	Commission

Revolving credit facility	Fibria Celulose S.A.	R$ 300 million	2018	100% of CDI plus 2.1% p.a.	0.35% p.a.
Revolving credit facility	Fibria Celulose S.A.	R$ 250 million	2018	100% of CDI plus 2.1% p.a.	0.33% p.a.
Revolving credit facility	Fibria International Trade GMBH.	US$ 280 million	2018	1.55% p.a. to 1.70% p.a. plus LIBOR 3M	35% of the agreed spread
Stand by facility	Fibria Celulose S.A.	R$ 300 million	2018	Semi-annual of CDI plus 1.50% p.a.	0.50% p.a.

The Company has not used these credits facilities. The value related to the commissions is recorded as a current liability under “Other payable”.

The total amount paid related to unused credit lines at December 31, 2016 was R$ 8,334 (R$ 8,448 as at December 31, 2015).

24                                 Trade payables

	2016	2015

Local currency
Related parties	5,416	5,738
Third parties	844,914	585,975
Foreign currency
Third parties (i)	1,016,501	76,304

	1,866,831	668,017

(i)        As mentioned in Note 1 (a), we have a long-term take or pay supply agreement of hardwood pulp with Klabin with special conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement. As at December 31, 2016, the amount of R$ 740,196 (zero as at December 31, 2015) refers to pulp purchases of the contract abovementioned.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

25                                 Contingencies

	2016			2015
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	107,300	112,616	5,316	96,997	106,571	9,574
Labor	67,343	230,155	162,812	64,429	201,561	137,132
Civil	21,222	42,986	21,764	18,918	37,537	18,619

	195,865	385,757	189,892	180,344	345,669	165,325

The Company has tax and civil claims arising in the normal course of business that are assessed as possible (but not probable) losses by Management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2016, these claims amount to: tax R$ 6,826,837 (item (b) below) (R$ 6,830,705 as at December 31, 2015) and civil R$ 1,957,936 (item (d) below) (R$ 1,540,725 as at December 31, 2015).

The change in the provision for legal proceeds is as follows:

	2016	2015

At the beginning of the year	345,669	302,144
Settlement	(19,027)	(16,334)
Reversal	(14,645)	(38,196)
New litigation	22,263	37,089
Accrual of financial charges	51,497	60,966

At the end of the year	385,757	345,669

(a)                                Probable tax contingencies

The tax claims representing probable losses refer to discussions related to federal, state and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Possible tax contingencies

Estimated Amount

Tax incentive - ADENE development agency (i)	133,941
IRPJ/CSL - partial approval (ii)	218,099
Income tax assessment - IRPJ/CSLL - swap of industrial and forestry assets (iii)	2,038,914
Income tax assessment - IRPJ/CSLL - Fibria Trading International II (iv)	356,677
Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010 (v)	621,420
Income tax assessment - IRPJ/CSLL - FTI and FIT 2011 (vi)	59,322
Other tax liabilities (vii)	3,398,464

Total possible tax contingencies	6,826,837

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

In 2004, the Company was served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, the right to use the benefit previously granted is unfounded and would be cancelled. In 2005, the Brazilian Federal Revenue Service served the Company an assessment notice requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussion, the assessment notice was partially upheld and recognized the Company’s right to the tax incentive through 2003.

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

(ii)         Income tax/CSLL - partial approval

The Company requested approval to offset 1997 tax losses with amounts owed to the tax authorities. The authorities approved in March 2009, only R$ 83 million, which generated a difference of R$ 51 million. The Company has appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion in the judicial level.

(iii)      Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

In December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, closing of the transaction, when the Company executed an agreement with International Paper for the swap of industrial and forestry assets.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

On January 19, 2016, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais) rejected as per the casting vote of CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and due to the impossibility of new resources and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary and the presentation of challenge is pending by the Union. The Company presented judicial guarantee, which was accepted and maintains its position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible.

(iv)     Tax assessment - IRPJ/CSLL - Fibria Trading International II

In June 2014, the Company received a tax assessment notice with respect to the 2010 Fibria Trading International equity earnings which was recognized by Fibria’s former subsidiary Normus (merged by the Company in June 2013). We received favorable decision in the administrative instance and are awaiting the judgment for the appeal presented by the tax authorities.

(v)        Tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010

In December 2015, we received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by us in the calculation of income tax expense. We present administrative appeal on the legal period and are awaiting the judgement.

(vi) Tax assessment - IRPJ/CSLL - FTI and FIT 2011

In November 2015, the Company received a tax assessment with respect to its share of 2011 earnings in Fibria Trading International and Fibria International Trade GmbH, which had been recognized under the equity method.

However, this assessment did not reflect the accumulated losses of Fibria Trading International. The payment of the amount regarding the Fibria International Trade GmbH has been included on the REFIS. At the moment we are awaiting the judgement of the appeal presented by us in the first administrative instance.

(vii)Others tax liabilities with probability of loss classified as possible

Fibria has over 665 legal cases for individual amounts of less than R$ 100 million. The total estimated possible loss for theses legal cases is R$ 3,398,464. The average estimated for each case is R$ 5,110.

(c)                                 Comments on labor proceedings

The Company is a party to approximately 6,226 labor lawsuits, with a total exposure of R$ 1,201,138, filed by former employees, third parties and unions, claiming the payment of health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), severance pay of employees of thirty parties.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(d)                                Comments on civil proceedings

The Company has approximately 1,307 civil lawsuits, with a total exposure of R$ 2,356,804, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

In June 2012, a Public Civil Action was filed by the Federal Public Prosecutor to prohibit the Company´s trucks from using federal highways above certain weight limits alleging damage to federal highways, the environment and economic order. The updated amount penalty of R$ 1,604,607 as at December 31, 2016, was indicated by the Federal Public Prosecutor. The Company successfully appealed the decision and filed suit for the others matters against the Action. The proceedings are in stage of procedural instruction.

(e)                                 Judicial deposits

The Company has judicial escrow deposits at December 31, 2016 of R$ 145,956 (R$ 144,954 in December 31, 2015) for cases classified by external legal advisors as being remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, income taxes and INSS, among other amounts. The deposits also include R$ 37,464 of the credit balance of REFIS (Note 26).

26                                 Tax Amnesty and Refinancing Program (“REFIS”)

Law 11,941/09

In November 2009, the Company elected to join a REFIS program and in 2011 agreed the amount of the eligible liabilities after meeting all formal requirements established in the legislation.

After taking into account the legal right to offset judicial deposits related to the liabilities it was determined that the deposits exceed the outstanding liabilities (after the reductions established by the program) and hence the remaining balance was in favor of the Company. At December 31, 2016 the balance is R$ 37,464, and it is presented within non-current assets under “Judicial deposits”.

27                                 Asset retirement obligations

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

In 2016, we recognized financial expenses in the amount of R$ 541 adjusting the provision for asset retirement (R$552 in 2015).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The balance of the provision for asset retirement obligations as of December 31, 2016 amounted to R$ 11,136 and it is included in non-current “Other payables” (R$ 10,630 as of December 31, 2015).

28                                 Long-term commitments

Take or pay arrangements

The Company entered into long-term take-or-pay agreements with pulp, transportation, diesel, and chemical and natural gas suppliers effective for an average period of six years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimum agreed under the agreements, hence there is no liability recorded at December 31, 2016. The contractual obligations assumed at December 31, 2016 correspond to R$ 1,387,613 per year (R$ 260,354 at December 31, 2015).

29                                 Shareholders’ equity

(a)                                Capital

The Company is authorized to increase its capital up to 150,000,000 new common shares, by resolution of the Board of Directors, which will decide the price and the number of shares to be issued, as well as the term and conditions of payment.

At December 31, 2016 and 2015, fully subscribed and paid-up capital is represented by 553,934,646 nominative common voting shares without par value.

(b)                                Dividends

The Company’s by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

	2016	2015

Net income attributable to the shareholders of the Company	1,654,848	342,185
(-) Legal reserve (5%)	(82,743)	(17,110)

Calculation basis	1,572,105	325,075

Minimum mandatory dividends (25%)	393,026	81,269

The Annual and Extraordinary General Meeting held on April 27, 2016, approved the distribution as dividends 92.29% of the adjusted net income of 2015, in the amount of R$ 300,000, where R$ 81,269 was distributed as mandatory dividends and R$ 218,731 as additional dividends. The payment of the dividends approved was made on May 6, 2016.

(c)                                 Statutory reserves

The legal reserve is constituted under Brazilian corporate law through the appropriation of 5% of the net income for the year and cannot exceed 20% of the capital. The purpose of the legal reserve is to protect capital, and it can only be used to offset losses and increase capital.

The investment reserve, corresponding to the balance of retained earnings, after the appropriation of the legal

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

reserve, mainly relates to earnings reserved to meet the investment plans, upgrading and maintenance of plants, as approved by the Statutory Audit Committee and the Board of Directors.

(d)                                Treasury shares

As at December 31, 2016, the Company holds in treasury 344,042 (344,042 as at December 31, 2015) common shares with a unit value of R$ 30.16 per share, which corresponds to R$ 10,378.

(e)                                 Other reserves

The amount of R$ 1,599,640 as at December 31, 2016 (R$ 1,639,901 as at December 31, 2015) refers, mainly, to the effects of the fair value uplift of the prior interest of Votorantim Celulose e Papel S.A. (“VCP”) (predecessor company) in Aracruz, at the time of the 2009 business combination.

(f)                                  Share-based payments

Share options are granted to Company’s CEO, statutory and non-statutory Officers and General Managers. The exercise price of the granted options is equal to the share’s weighted average price in the three months prior to the date of the grant, without discount or indexation. Options are conditional on the beneficiaries completing three years’ service (the vesting period) from the grant date, subject to the group achieving its target. The options have a contractual option term of six years. The Company has no legal or constructive obligation to repurchase or settle the options in cash (Note 31(ii)).

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant date	Expiration date	Exercise price per share options	2016	2015

01/01/2014	12/31/2016	23.75	2,233	7,607
01/01/2015	12/31/2017	24.45	2,012	5,179
01/01/2016	12/31/2018	52.69	1,114

			5,359	12,786

30                                 Employee benefits

(a)                                Variable remuneration program

The Company maintains a performance based bonus program for its employees, which is tied to its performance plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2016 was R$ 79,167 (December 31, 2015 - R$ 95,954 and December 31, 2014 - R$ 69,573).

(b)                                Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s regulations, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2016 amounted to R$ 11,657 (R$ 9,682 as of December 31, 2015 and R$ 9,288 as of December 31, 2014).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

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

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit. The amount recorded as expenses for the year ended December 31, 2016 was R$ 6,678 (R$ 6,940 as of December 31, 2015 and R$ 7,567 as of December 31, 2014).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2016	2015

Discount rate - %	5.65	7.3
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	5.5	5.7
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

The sensitivity analysis of the obligation related to the healthcare plan regarding changes in the main assumptions is the follows:

	Change in assumptions	Increase in assumptions	Decrease in assumptions

Discount rate - %	0.50%	Decrease of 5.6%	Increase of 6.2%
Trend rate of medical costs - %	0.50%	Increase of 6.4%	Decrease of 5.8%
Mortality	1 year	Increase of 4.5%	Decrease of 4.4%

The sensitivity analysis is based on changes in just one assumption while the other assumptions remain unchanged.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

The actuarial obligation, recorded under “Other payables”, is as follows:

	2016	2015

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the year	89,944	91,434
Cost of current service from:
Interest on actuarial obligations	11,806	10,339
Benefits paid	(5,270)	(4,656)
Actuarial (gain) losses in the “Other comprehensive income”	39,718	(8,430)
Others	142	1,257

Present value of actuarial obligations at end of the year	136,340	89,944

(d)                                Employee benefits expenses

	2016	2015	2014

Payroll, profit sharing and related charges	668,932	654,984	589,472
FGTS and other rescission indemnifications	41,449	38,428	35,886
INSS	24,181	17,078	14,985
Others	43,956	32,703	29,105

	778,518	743,193	669,448

31                                 Compensation program based on shares

(i)                                   Phantom Stock Options (PSO)

The program is based on the PSO concept, which consists of an award in cash based on the appreciation of the shares of the Company, as compared to a predetermined price during a predetermined period. The awards cannot be settled in shares. The Company’s CEO and the statutory and non-statutory Officers are eligible for the plan.

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

The PSOs can only be exercised after a vesting period of three years, as from the award date established in the contracts, and the maximum period for the exercise of the option is five years since granted. Exceptionally, the first award, denominated as the Program 2009, had a graded vesting period.

The exercise price of the options at the award date is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

During 2016, the Programs below awarded were exercised by the Company’s CEO and the statutory and non-statutory Officers, with the settlement made by the Company in cash.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	Programs
Program	Award date	Vesting period	Expiration date	Options	Exercise price

2009	08/26/2010	08/27/2010	12/31/2016	17,889	27.55
2009	08/26/2010	12/26/2010	12/31/2016	17,889	27.55
2009	08/26/2010	10/27/2011	12/31/2016	17,889	27.55
2010	08/26/2010	08/28/2013	12/31/2017	37,997	27.55
2011	01/02/2012	01/02/2014	12/31/2018	44,471	28.31
2013	01/02/2013	01/02/2016	12/31/2020	241,031	20.37

The change in the number of PSO and their corresponding weighted average prices for the period are presented below:

	2016		2015
	Number of PSO	Weighted average price for exercise of options - Reais	Number of PSO	Weighted average price for exercise of options - Reais

Outstanding at the beginning of the year	377,166	23.05	679,075	19.45
Payments	(377,166)	24.66	(301,909)	15.18

Outstanding at the end of the year			377,166	23.05

Exercisable options at the end of the year			376,726	23.05

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

The fair value of each option granted was estimated at the grant date based on the Black & Scholes option pricing model. The significant inputs into the model were:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

					Fair value assumptions
Grant							Free
		Number of	Exercise	Fair value	Expectations		interest	Term
Program	Grant-date	options	price	of options	Dividends	Volatility	rate risk	maturity

2014	01/01/2014	349,091	23.75	10.59	—	36.27%	12.26% p.a.	3 years
2015	01/01/2015	338,749	24.45	13.90	—	33.03%	12.43% p.a.	3 years
2016	01/01/2016	204,292	52.69	26.52	—	31.69%	15.63% p.a.	3 years

The settlement of this benefit plan for executives will be made by the Company in shares when the options are exercised.

Changes in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2016		2015
	Average exercise price per share option	Options	Average exercise price per share option	Options

At the beginning of the year	28.24	687,840	27.90	349,091
Granted	52.69	204,292	28.60	338,749

At the end of the year	30.64	892,132	28.24	687,840

In 2016, the reversal of compensation expense with the options to purchase shares was R$ 4,125 (R$ 11,554 of expense in 2015 and R$1,232 of expense in 2014), charged to the Statement of profit or loss under “Other operating (expenses) income” and the corresponding provision (or reversal) made against the “Capital reserve”.

32                                 Revenue

(a)                                Reconciliation

	2016	2015	2014

Gross amount	12,257,002	12,895,290	8,762,454
Sales taxes	(223,979)	(201,210)	(152,719)
Discounts and returns (*)	(2,418,206)	(2,613,413)	(1,526,132)

Net revenues	9,614,817	10,080,667	7,083,603

(*)    Related mainly to trade discounts.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Information about markets

	2016	2015	2014

Revenue
Export market	8,620,295	9,168,894	6,412,432
Domestic market	905,175	818,680	590,773
Services	89,347	93,093	80,398

	9,614,817	10,080,667	7,083,603

(c)                                 Information by geographic areas

	2016	2015	2014

Europe	3,507,714	4,311,769	2,935,260
North America	2,071,941	2,467,956	1,706,428
Asia	3,040,543	2,389,476	1,768,974
Brazil and others	994,619	911,466	672,941

	9,614,817	10,080,667	7,083,603

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

33                                 Financial results

	2016	2015	2014

Financial expenses
Interest on loans and financing (i)	(608,661)	(470,139)	(475,780)
Loan commissions	(26,647)	(10,773)	(23,955)
Financial charges upon partial repurchase of Bond			(498,583)
Others	(116,402)	(88,881)	(42,279)

	(751,710)	(569,793)	(1,040,597)

Financial income
Financial investment earnings	199,104	131,641	91,299
Others (ii)	83,361	90,038	42,651

	282,465	221,679	133,950

Gains (losses) on derivative financial instruments
Gain	1,373,215	665,554	379,965
Losses	(672,288)	(1,495,682)	(386,201)

	700,927	(830,128)	(6,236)

Foreign exchange and losses
Loans and financing	1,716,123	(3,033,221)	(690,271)
Other assets and liabilities (iii)	(331,588)	526,198	(31,571)

	1,384,535	(2,507,023)	(721,842)

Net financial result	1,616,217	(3,685,265)	(1,634,725)

(i)        Does not include the amount of R$ 108,668 as at December 31, 2016 (R$ 9,147 as at December 31, 2015), related to capitalized financing costs.

(ii)     Includes interest accrual of the tax credits.

(iii) Includes the effect of foreign currency exchange on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

34                                 Expenses by nature

	2016	2015	2014

Cost of sales
Depreciation, depletion and amortization	(1,960,328)	(1,866,052)	(1,848,202)
Freight	(921,939)	(912,647)	(810,061)
Labor expenses	(580,120)	(497,910)	(460,741)
Variable costs (raw and consumable materials)	(3,645,959)	(2,601,600)	(2,426,533)

	(7,108,346)	(5,878,209)	(5,545,537)

Selling expenses
Labor expenses	(33,142)	(29,152)	(25,372)
Selling expenses (i)	(411,878)	(373,336)	(313,741)
Operating leases	(2,095)	(1,879)	(2,165)
Depreciation and amortization charges	(9,742)	(9,977)	(8,481)
Other expenses	(24,449)	(22,909)	(15,455)

	(481,306)	(437,253)	(365,214)

General and administrative and directors’ compensation expenses
Labor expenses	(104,451)	(99,321)	(93,217)
Third-party services (consulting, legal and others)	(106,963)	(105,652)	(107,470)
Depreciation and amortization charges	(13,373)	(16,209)	(17,311)
Donations and sponsorship	(8,599)	(7,359)	(7,978)
Taxes and contributions	(6,119)	(5,687)	(6,608)
Operating leases and insurance	(11,339)	(9,197)	(9,245)
Other expenses	(24,953)	(22,196)	(23,248)

	(275,797)	(265,621)	(265,077)

Other operating income, net
Program of variable compensation to employees	(60,806)	(119,448)	(90,118)
Capital gain on land and buildings sold - Asset Light Project (Note 1(d))
Tax credits	10,346	7,383	852,291
Increment of the provision for impairment of the ICMS credits		(165,085)
Gain (loss) on disposal of property, plant and equipment	(31,342)	135,347	(68,297)
Change in fair value of biological assets (Note 18)	(212,248)	184,583	51,755
Provision (reversal) for contingencies	(23,174)	(13,716)	14,230
Others	(3,943)	(4,717)	(10,399)

	(321,167)	24,347	749,462

(i)            Includes handling expenses, storage and transportation expenses and sales commissions, among others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

35                                 Insurance

The Company has insurance coverage for operational risks, with a maximum coverage of R$ 8,800,000. For the Horizonte 2 Project, during the construction and commissioning phase, the Company has an insurance for engineering risk, which will be converted for operational risk after the conclusion of the Project. The maximum coverage of this insurance is R$ 5,500,000. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$ 25 million corresponding to R$ 81.5 million on December 31, 2016.

Fibria’s management considers these amounts sufficient to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective through August 31, 2017, renewable for additional 12 months.

In addition, Fibria has insurance coverage for civil responsibility of its directors and officers for amounts considered adequate by management.

36                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	2016	2015	2014

Numerator
Net income attributable to the shareholders of the Company	1,654,848	342,185	155,584

Denominator
Weighted average number of common shares outstanding	553,590,604	553,591,112	553,591,822

Basic earnings per share (in Reais)	2.99	0.62	0.28

The weighted average number of shares in the period is represented by a total number of shares of 553,934,646 issued and outstanding for the year ended December 31, 2016, 2015 and 2014, excluding the 344,042 treasury shares of shares in the year ended December 31, 2016 (344,042 as at December 31, 2015 and 342,824 as at December 31, 2014). During the years 2016 and 2015 there were no changes in the number of shares of Company.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2016

In thousands of Reais, unless otherwise indicated

	2016	2015	2014

Numerator
Net income attributable to the shareholders of the Company	1,654,848	342,185	155,584

Denominator
Weighted average number of common shares outstanding	553,590,604	553,591,112	553,591,822
Dilution effect
Stock options	892,132	687,840	349,091
Number of common shares outstanding adjusted according to dilution effect	554,482,736	554,278,952	553,940,913

Diluted earnings per share (in Reais)	2.98	0.62	0.28

37                                 Non-current assets held for sale

	2016	2015

Losango Project
Biological assets	284,217	284,217
Property, plant and equipment - substantially land	305,632	305,632
Others	8,408	8,408

	598,257	598,257

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

38                                 Impairment testing

As of December 31, 2016, the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described in item (a) below. As described in item (b) below, the Company performed an impairment analysis of its long lived assets.

(a)                                CGUs with goodwill allocated - Aracruz

In December 2016, the Company performed an impairment analysis of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash flow model for the group of CGUs. The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows which represent the Company’s best estimate approved by management. The impairment test did not result in the need to recognize an impairment loss.

Goodwill allocated to the group of CGUs (Aracruz, Portocel and Veracel) amounted to R$ 4,230,450 at December 31, 2016.

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
at December 31, 2016

In thousands of Reais, unless otherwise indicated

Company to finance its activities. The cost of capital of the CGU was determined using the Company’s own capital cost through the Capital Asset Pricing Model.

The main assumptions used in determining value in use at December 31, 2016, are as follows:

Assumptions

Net average pulp price - U.S. Dollar/ton (*)	595
Average exchange rate in the period - R$/U.S. Dollar	4.07
Discount rate - WACC (nominal and real) - %	9.43 and 7.18

(*) The net average pulp price was obtained from external sources in the sector and it is consistent with the Company’s strategic budget.

Management determined the gross margin based on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports and in the Company’s strategic budget.

Management believes it to be reasonably possible that future changes in the pulp price combined with changes in the exchange rate may result in the recoverable amount of the CGUs to be different.

The recoverable value of the CGU as per the impairment test exceeds its book value (headroom) by R$ 3.96 billion (R$ 8.2 billion in 2015).

For purposes of the sensitivity analysis, we evaluated that even with a combined reduction of 10% in the pulp price and in the exchange rate (U.S. Dollar) over the next four years of discounted cash flows, the recoverable amount will still being higher than its value in use.

(b)                                Company’s long lived assets

At December 31, 2016, the Company assessed whether the value in use of its long lived assets exceeded its carrying amount. Value in use was measured using the discounted cash flows method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a). The impairment test did not result in the need to recognize an impairment loss.

39                                 Subsequent events

Green Bond issuance

On January 11, 2017, the Company, through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance in the international market of the notes, the “Green Bond Fibria 2027”, maturing in 2027, with a fixed interest rate of 5.5% p.a., with semi-annual payments, in the amount of US$ 700 million (equivalent to R$ 2,247,000).

The funds raised with the Green Bond Fibria 2027 were received on January 17, 2017, and will be used for investments in projects with environmental benefits that contribute to the achievement of the Company’s long-term sustainability goals.

This transaction is fully guaranteed by the Company.

*          *          *