Form 20-F
period 2017-12-31
Fibria Celulose S.A.
filed 2018-02-27
CIK 1110649

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended DECEMBER 31, 2017

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

December 31, 2017:

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

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•                  Votorantim S.A. (current corporate name of Votorantim Industrial S.A.), “Votorantim Industrial S.A.”, or “VSA,” are to one of our controlling shareholders;

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

•                  “Fibria Trading” are to Fibria Trading International KFT;

•                  “Fibria - MS” are to Fibria — MS Celulose Sul Matogrossense, company that was merged into Fibria in December 2017

•                  “Portocel” are to a port facility in the State of Espírito Santo, which is operated by Portocel — Terminal Especializado de Barra do Riacho S.A., a subsidiary with 51% interest held by Fibria and 49% interest held by Celulose Nipo-Brasileira S.A. — CENIBRA;

•    “Veracel” are to Veracel Celulose S.A., a joint operation with 50% interest held by Fibria and 50% interest held by Stora Enso Amsterdam B.V.

•                  “Parkia” are to Parkia Participações S.A.

•                  “Commission” are to the Securities and Exchange Commission;

•                  “IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB);

•                  “NYSE” are to the New York Stock Exchange; and

•                  “B3” are to B3 S.A-  Brasil, Bolsa e Balcão

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

PRESENTATION OF FINANCIAL AND OTHER DATA

We have prepared our consolidated financial statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 included herein in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The selected financial information should be read together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

The Brazilian Real is Fibria’s functional currency including for our subsidiaries located in Brazil, and is also the currency used for the preparation and presentation of the consolidated financial statements.

We make statements in this annual report about our competitive position and market share in, and the market size of, the market pulp industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. We derive this third-party information principally from monthly reports published by IBÁ — Indústria Brasileira de Árvores (Brazilian Tree Industry), RISI (Resource Information Systems Inc.), PPPC (Pulp and Paper Product Council), Brian McClay, Poyry and Hawkins Wright, all of them specialized consultants in the pulp market. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size or market growth data provided by third parties or by industry or general publications.

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

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

IFRS Summary Financial and Operating Data

The following table presents a summary of our selected financial and operating data at the dates and for each of the periods indicated. The following information should be read together with our 2017 consolidated financial statements, including the notes thereto, included elsewhere in this annual report, “Presentation of Financial and Other Data” and “Item 5. Operating and Financial Review and Prospects”.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
(in thousands of Reais, unless otherwise indicated)	2017	2016	2015	2014	2013
Net revenues	11,739,153	9,614,817	10,080,667	7,083,603	6,917,406
Cost of sales	(8,248,416)	(7,108,346)	(5,878,209)	(5,545,537)	(5,382,688)
Gross profit	3,490,737	2,506,471	4,202,458	1,538,066	1,534,718

Selling, general and administrative	(832,939)	(757,103)	(702,874)	(630,291)	(631,752)
Equity in results of joint-venture	49	(751)	393	(622)	—
Other operating income and expenses, net	(339,713)	(321,167)	24,347	749,462	807,481
	(1,172,603)	(1,079,021)	(678,134)	118,549	175,729
Income before financial income and expenses	2,318,134	1,427,450	3,524,324	1,656,615	1,710,447
Financial income	419,429	282,465	221,679	133,950	110,723
Financial expenses	(1,162,617)	(751,710)	(569,793)	(1,040,597)	(1,016,526)
Result of derivative financial instruments, net	237,561	700,927	(830,128)	(6,236)	(215,313)
Foreign exchange gain (loss) and indexation charges, net	(277,058)	1,384,535	(2,507,023)	(721,842)	(932,907)
	(782,685)	1,616,217	(3,685,265)	(1,634,725)	(2,054,023)
Income (loss) before income taxes	1,535,449	3,043,667	(160,941)	21,890	(343,576)
Current income tax (expense)	(315,865)	(53,265)	(684,246)	(46,280)	(619,606)
Deferred income tax (expense)	(126,240)	(1,326,786)	1,202,172	186,942	265,600
Net income (loss)	1,093,344	1,663,616	356,985	162,552	(697,582)

Net income (loss) attributable to shareholders of the Company	1,085,265	1,654,848	342,185	155,584	(706,422)
Net income attributable to non-controlling interest	8,079	8,768	14,800	6,968	8,840
Net income (loss)	1,093,344	1,663,616	356,985	162,552	(697,582)
Basic earnings (loss) per share (in Reais) (1):	1.96	2.99	0.62	0.28	(1.28)
Diluted earnings (loss) per share (in Reais)(1):	1.96	2.98	0.62	0.28	(1.28)
Weighted average number of shares outstanding (in thousands):	553,239	553,591	553,591	553,592	553,592
Dividends per share (in Reais):	0.47	0.71	0.54	0.07	—
Dividends per share (in Dollars) (2):	0.14	0.21	0.16	0.02	—

(1)                 Based on the weighted average number of shares outstanding for each year.

(2)                 For convenience purposes only, amounts in reais for the December 2017, 2016, 2015, 2014 and 2013 have been translated to U.S. dollars using a rate of R$3.3080 to US$1.00, the commercial selling rate for Dollars at December 31, 2017 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into Dollars at that or at any other exchange rate.

CONSOLIDATED BALANCE SHEET

(in thousands of Reais)

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2015	2014	2013
Assets
Current
Cash and cash equivalents	4,051,717	2,660,073	1,077,651	461,067	1,271,752
Marketable securities	2,619,424	2,033,159	1,411,864	682,819	1,068,182
Derivative financial instruments	124,340	256,723	26,795	29,573	22,537
Trade accounts receivable, net	1,193,157	634,987	742,352	538,424	382,087
Accounts receivable - land and buildings sold	—	—	—	—	902,584
Inventory	2,080,403	1,638,014	1,571,146	1,238,793	1,265,730
Recoverable taxes	272,623	144,182	462,487	162,863	201,052
Assets held for sale	—	—	—	—	589,849
Other assets	188,497	149,718	168,283	147,638	103,228

	10,530,161	7,516,856	5,460,578	3,261,177	5,807,001

Non-current
Marketable securities	162,254	5,688	68,142	51,350	48,183
Derivative financial instruments	323,952	242,323	273,694	161,320	71,017
Related parties receivables	9,924	9,777	11,714	7,969	7,142
Recoverable taxes	1,868,294	1,717,901	1,511,971	1,752,101	743,883
Advances to suppliers	645,460	664,381	630,562	695,171	726,064
Judicial deposits	180,883	198,657	195,344	192,028	197,506
Deferred taxes	752,545	1,210,541	2,399,213	1,190,836	968,116
Assets held for sale	—	598,257	598,257	598,257	—
Other assets	119,945	111,032	92,714	91,208	252,135
Investments	152,905	130,388	137,771	79,882	46,922
Biological assets	4,253,008	4,351,641	4,114,998	3,707,845	3,423,434
Property, plant and equipment	15,101,738	13,107,192	9,433,386	9,252,733	9,824,504
Intangible assets	4,592,262	4,575,694	4,505,634	4,552,103	4,634,265

	28,163,170	26,923,472	23,973,400	22,332,803	20,943,171

Total assets	38,693,331	34,440,328	29,433,978	25,593,980	26,750,172

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2015	2014	2013
Liabilities and shareholders’ equity
Current
Loans and financing	1,692,905	1,138,287	1,072,877	965,389	2,972,361
Derivative financial instruments	151,571	245,839	302,787	185,872	106,793
Trade payables	3,110,462	1,866,831	668,017	593,348	586,541
Payroll, profit sharing and related charges	201,949	168,056	170,656	135,039	129,386
Taxes payable	246,388	85,573	564,439	56,158	55,819
Liabilities related to the assets held for sale	—	—	—	—	470,000
Dividends payables	261,567	396,785	86,288	38,649	2,374
Other payables	124,965	121,750	90,235	124,775	125,081

	5,789,807	4,023,121	2,955,299	2,099,230	4,448,355

	As at	As at	As at	As at	As at
	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2015	2014	2013
Non-current
Loans and financing	17,605,658	15,014,224	11,670,955	7,361,130	6,800,736
Derivative financial instruments	162,519	234,795	825,663	422,484	451,087
Taxes payables	—	—	—	—	159
Deferred taxes	—	409,266	270,996	266,528	235,896
Provision for legal proceeds, net	165,944	189,892	165,325	144,582	128,838
Liabilities related to the assets held for sale	—	477,000	477,000	477,000	—
Other payables	319,474	274,350	253,420	207,321	193,847

	18,253,595	16,599,527	13,663,359	8,879,045	7,810,563

Total liabilities	24,043,402	20,622,648	16,618,658	10,978,275	12,258,918

Shareholders’ equity
Share capital	9,729,006	9,729,006	9,729,006	9,729,006	9,729,006
Share capital reserve	13,361	11,350	15,474	3,920	2,688
Treasury shares	(23,086)	(10,378)	(10,378)	(10,346)	(10,346)
Other reserves	1,608,867	1,599,640	1,639,901	3,228,145	3,109,281
Statutory reserves	3,249,015	2,421,456	1,378,365	1,613,312	1,614,270

Equity attributable to shareholders of the Company	14,577,163	13,751,074	12,752,368	14,564,037	14,444,899
Equity attributable to non-controlling interests	72,766	66,606	62,952	51,668	46,355

Total shareholders’ equity	14,649,929	13,817,680	12,815,320	14,615,705	14,491,254

Total liabilities and shareholders’ equity	38,693,331	34,440,328	29,433,978	25,593,980	26,750,172

OTHER FINANCIAL DATA

	Year ended	Year ended	Year ended	Year ended	Year ended
(in thousands of Reais, unless otherwise	December 31,	December 31,	December 31,	December 31,	December 31,
indicated)	2017	2016	2015	2014	2013

Gross margin(3)	29.7%	26.1%	41.7%	21.7%	22.2%
Operating margin(4)	19.7%	14.8%	35.0%	23.4%	24.7%
Capital expenditures(5)	4,672,696	6,182,170	2,357,915	1,591,002	1,286,684
Depreciation, amortization and depletion	2,149,305	1,922,741	1,827,097	1,790,628	1,751,947
Cash flow provided by (used in):
Operating activities	4,105,761	3,924,077	4,479,018	2,226,756	2,163,530
Investing activities	(5,085,716)	(6,870,842)	(3,315,200)	(356,018)	433,849
Financing activities	2,386,775	4,684,516	(852,642)	(2,643,993)	(2,275,991)

OPERATIONAL DATA

	As at and for	As at and for	As at and for	As at and for	As at and for
	the year ended	the year ended	the year ended	the year ended	the year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2017	2016	2015	2014	2013

Number of employees	5,268	4,493	4,197	4,294	4,192
Nominal production capacity (thousand metric tons)
Pulp	7,250	5,300	5,300	5,300	5,300
Paper		—	—	—	—
Sales volumes (thousand metric tons):
Domestic market pulp	662	551	499	517	447
Export market pulp	5,550	4,953	4,619	4,788	4,751
Total market pulp	6,212	5,503	5,118	5,305	5,198

(3)   The gross margin calculation consists of dividing the gross profit by net revenues.

(4)   The operating margin calculation consists of dividing the income before financial income and expenses by net revenues.

(5)   Relates to cash invested for the acquisition of property, plant and equipment and intangible assets and forests, including the expenditures with respect to related to the Horizonte 2 Project, where R$2,538 million were invested during the year, and advances for acquisition of timber from forestry partnership program.

Exchange Rates

Since 1999, the Central Bank has allowed the U.S. Dollar-Real exchange rate to float freely, and since then, the exchange rate has fluctuated considerably. The Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict the Central Bank’s behavior related to the exchange rate market. The Real may depreciate or appreciate significantly against the Dollar in the future.

The following tables set forth the exchange rate, expressed in Reais per Dollar (R$/U.S.$) for the periods indicated, as reported by the Central Bank.

	Exchange Rate of Reais per U.S.$ 1.00
Year Ended December 31,	Low	High	Average(1)	Period-end

2013	1.9528	2.4457	2.1605	2.3426
2014	2.1974	2.7403	2.3547	2.6562
2015	2.5754	4.1949	3.3387	3.9048
2016	3.1193	4.1558	3.4833	3.2591
2017	3.0510	3.3807	3.1925	3.3080

Month Ended	Low	High	Average(1)	Period-end

September 30, 2017	3.0852	3.1932	3.1348	3.1680
October 31, 2017	3.1315	3.2801	3.1912	3.2769
November 30, 2017	3.2136	3.2920	3.2594	3.2616
December 31, 2017	3.2322	3.3332	3.2919	3.3080
January 31, 2018	3.1391	3.3080	3.2119	3.1624
February 16, 2018	3.1730	3.2821	3.2454	3.2381

Source: Brazilian Central Bank.

(1)                                 Represents the daily average exchange rate during each of the relevant periods.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

We are subject to various risks and uncertainties resulting from changing competitive, economic, political and social conditions that could harm our business, results of operations or financial condition. The risks described below, although not being the only ones we face are the most important ones according to our ability to identify material risks. Other risks that we presently believe are not material could also adversely affect us.

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

Price fluctuations occur not only from year to year but also within a given year as a result of global and regional economic conditions, capacity constraints, mill openings and closures, supply of and demand for both raw materials and finished products, among other factors. As a reference, we use prices published by RISI for North America and prices released by FOEX for Europe and China (which is used as a proxy for prices in Asia). In 2013, prices climbed during the first half of the year, due to relatively stable supply levels and strong demand. Nevertheless, as the summer in the Northern Hemisphere approached, slower seasonal demand introduced prices to a new cycle of decline that lasted until November, when prices started to show signs of recovery, ending the year at an annual average of U.S.$870 per ton in North America, U.S.$791 per ton in Europe and U.S.$673 per ton in Asia. In the beginning of 2014, however, prices were pressured by the new pulp capacities expected to come online during the first half of the year. Prices in all regions dropped until September, when the combination of more robust demand and low inventories levels led producers to implement a price increase effective from the fourth quarter. In 2014, average annual BEKP prices were U.S.$846 per ton in North America, U.S.$745 per ton in Europe and U.S.$609 per ton in Asia. In 2015, prices followed an upward trend for most of the year, reflecting both buoyant demand in all main markets and unexpected supply disruptions. The structurally well-balanced market encouraged many BEKP producers to announce four price increases during the year. In the fourth quarter of 2015, the economic downturn in China placed strong pressure on prices and, as a result, the average annual BEKP prices were U.S.$890 per ton in North America, U.S.$784 per ton in Europe and U.S.$641 per ton in Asia. Even though demand continued to grow in 2016, a large increase in pulp capacity in Asia had been forecasted. Although such capacity increase did not materialize as expected, the expectation itself placed intense pressure on prices, which decreased throughout the year. In 2016, average annual BEKP prices were U.S.$850 per ton in North America, U.S.$696 per ton in Europe and U.S.$517 per ton in Asia. The combination of a strong global demand pushed by all regions and significant unexpected supply disruptions created a favorable scenario for pulp prices during the entire year of 2017. There were price increase announcements in almost all months, resulting in an annual average price well above the previous year’s level. In 2017, average annual BEKP prices were U.S.$998 per ton in North America, U.S.$820 per ton in Europe and U.S.$640 per ton in Asia.

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

According to market statistics (PPPC), Chinese demand represented 34% of the global market pulp demand in 2017 and this consumption has increased at an annual average growth rate of 5.5% since 2005, above the global average of 1.3%. The recent investments in paper and board machines in China have been boosting pulp demand in China; however, the volatility of Chinese demand due to speculative buying movement is a key risk for any short-term demand forecast.

Global crises and subsequent economic slowdowns, may adversely affect global pulp demand. As a result, our financial condition and results of operations may be adversely affected.

Demand for our pulp products is directly linked to overall economic activity within those international markets in which we sell our products. After a steady period of growth between 2003 and 2007, the marked drop in demand resulting from the global economic crisis of 2008-2009 once again demonstrated the vulnerability of the pulp market to international volatility. From mid-2009 through 2010, the global economy recovered and provided improved conditions for the pulp market. In 2012, the unstable economic environment continued pressuring pulp demand; however, positive results in emerging regions offset the losses in mature markets, leading to higher pulp demand compared to the previous year. In 2013, however, despite the persistent tepid economic climate, pulp demand grew by 3.2% with improvements seen in almost all major regions of the globe, especially due to higher investments in new paper capacity. According to PPPC, 39 new tissue paper machines were installed in 2013 and other 59 new tissue paper machines were forecast to enter the market in 2014. The weak economic environment persisted through 2014, but the impact of the capacity expansions was felt in 2013 in all regions, mainly focused in the tissue market, combined with the installation of other new paper capacities mainly in China during the year, resulted again in a 1.7% increase in demand. In 2015, global pulp demand increased by 2.4% as a result of positive results in the main European economic indicators along with the continuing paper capacity expansion in China. In 2016, pulp demand continued to increase at a pace similar to that in previous years, mainly driven by Chinese demand and expansion.  The total pulp demand increase was 3.9% and eucalyptus pulp demand increase was 7.7%.  In China, pulp demand increased by 16.7% and eucalyptus demand increased by 23.8%.  2017 was not different and pulp demand continued to post gains supported by the good market environment in all regions, but mainly in China, during the year.  Demand growth in global market pulp and eucalyptus was 3.7% and 2.5%, respectively, and in China 7.6% and 1.5%, respectively.

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

New projects that have started up and others that  may come to market in the future may adversely affect our competitiveness.

Market players have concluded the new pulp production capacity installations in South America and Asia. Better than expected demand and some adjustments in the supply base, with closures of old and inefficient capacities, supported the balance of market fundamentals. It is important to note, however, that there is a risk that the installation of new capacities could result in a possible loss of market share, reduction of pulp prices and shortage of raw materials, resulting an increase in wood and other input prices. Therefore, our results of operations and financial condition could be adversely affected.

Our exports expose us to political and economic risks in foreign countries.

Our sales outside Brazil accounted for 91% of our total consolidated net revenues during the years ended December 31, 2017, 90% during the year ended December 31, 2016 and 91% during the year ended December 31, 2015. Our exports, primarily to Asia, Europe and North America, expose us to risks not faced by companies operating solely in Brazil or any other single country. For example, our exports may be affected by import restrictions and tariffs, other trade protection measures and import or export licensing requirements.

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

•                  the entrance of new pulp producers or mergers and acquisitions between existing producers, which could adversely affect our competitiveness in the market;

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

•                  changes in foreign currency exchange rates (against the U.S. Dollar) and inflation in the foreign countries in which we operate;

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

•                  economic protectionism resulting in changes in tax laws and tariffs that reduce incentives for exports; and

•                  logistics costs, including disruptions in shipping or reduced availability of freight transportation.

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

Competition for land for use as eucalyptus forests for purposes of pulp production or for other crops, such as soybeans, sugar cane and other commodities, may affect any eventual and future expansion.

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

Risks Related to Our Operations

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

Our insurance may be insufficient to cover losses that we might incur. The insurance that we maintain to cover damages to our facilities caused by fire, general third-party liability for accidents and operational risks, and international and domestic transportation. We do not maintain insurance coverage against any risks related to our forests, such as caused by pests and diseases, fire or drought. The occurrence of losses or other damages not covered by insurance or that exceed our insurance limits could result in unexpected additional costs and shortage of wood supply to our mills. “See Item 4. Information on Fibria — B. Business Overview — Insurance.”

We conduct certain of our operations through joint ventures and subsidiaries that we do not solely control.

In October 2000, Aracruz Celulose S.A. (which was merged with Votorantim Celulose e Papel S.A.) acquired a 45% stake in Veracel Celulose S.A., a joint venture with Stora Enso Amsterdam B.V. (the current corporate name of Stora Enso OYJ) (“Stora Enso”) that operates a pulp plant and forests in the south of the State of Bahia.

In January 2003, Aracruz increased its equity interest in Veracel to 50% and since then Stora Enso has owned the remaining 50% of the equity interests in Veracel.

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

We also own a 51% equity interest in Portocel, (the company is the only port in Brazil that specializes in shipping pulp) jointly with Celulose Nipo-Brasileira — Cenibra (“Cenibra”), which owns the remaining 49% of the equity interests in Portocel.

Although we have majority control of Portocel, we are party to a shareholders’ agreement with Cenibra, which regulates the relationship between the shareholders. Such agreement establishes that the major decisions regarding Portocel must be made pursuant to a unanimous vote of its shareholders.

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

Our three largest customers represented 46% of our net revenue in 2017. Although such sales are supported by long-term contracts, if we are unable to replace the sales volumes represented by any of these important customers, the loss of any of these customers could have a material adverse effect on our results of operations, cash flows and financial condition.

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

In 2017, we generated internally approximately 123% of the electric energy requirements for our pulp production process. Of the total amount of thermal and electrical energy we self-generated, 91% was from renewable fuels, such as biomass and black liquor which are byproducts of the pulp production process, and 9% was from non-renewable fuels that we purchased, such as fuel oil and natural gas. Nonetheless, if Brazil experiences shortages in available electricity (whether due to hydrological conditions, infrastructure limitations or otherwise), similar or other policies may be put into place to limit or ration electrical power utilization. Although we believe we are adequately prepared with respect to energy since we are self-sufficient and even sell the overflow electric energy to the Brazilian grid, our sales may be adversely affected by the negative effect the energy shortage may have on the macroeconomic environment. In addition, we may also be adversely affected by the impact of the energy shortage on the activities of our main suppliers of raw materials. Any such shortage and related electricity rationing could have a material adverse effect on our business and results of operations.

Drought in some regions of Brazil, resulting in water scarcity and related rationing, may adversely affect our business and results of operations. Other impacts on water supply, such as environmental problems and regulatory restrictions, could adversely affect our business and result of operations.

Some regions of Brazil are currently experiencing drought conditions, resulting in acute shortage of water and the implementation of rationing to control usage. Even though we believe that not all of our operations will be affected by these conditions, certain of our units are located in the affected areas. Although our units are already very efficient in water usage, we continue to improve the mill’s efficiency in water consumption and have defined a contingency plans for all the possible affected units, if required. Nevertheless, we cannot assure that very severe droughts or governmental measures to address drought conditions will not have the effect of impacting our units’ operations, with the resulting adverse effect on our business and results of operations.

Other impacts on the water supply, such as 2015’s environmental accident affecting the Rio Doce, or regulatory actions to limit access to water could have a significant and adverse effect on our business operations. For example, as a consequence of the mine tailings contamination of the Rio Doce in November 2015, our Aracruz unit was required to suspend its use of water from that river for its operations for a short period. No impact was recorded, however, because the Aracruz Unit has a reservoir sufficient to sustain it for up to five months, which had at the time of the accident at least 90 days of water supply. Nonetheless, no assurance can be given that future environmental events or governmental regulatory action will not materially and adversely affect the access to sufficient water for our operations.

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

Failures in our information technology systems and/or security breaches related to confidential, strategical or operational information can harm our business

Our business depends on information technology systems to effectively manage our production processes. Therefore, interruptions in these systems caused by employee error or attacks, external cyber-attacks, obsolescence or technical failures can deeply harm our business operations. Besides, any failure of our systems related to sensitive information could disrupt our business and result in production errors, processing inefficiencies and the loss of sales and customers, which in turn could result in decreased revenue, increased costs and excess or out-of-stock inventory levels resulting in a material adverse effect on our business results and financial condition. Additionally, cyberattacks or internal actions, including negligence or misconduct of our employees and suppliers, may have a negative impact on our reputation, our relationship with external entities (government, regulators, partners, among others) and our strategic positioning with relation to our competitors.

Financial Risks

Our consolidated indebtedness will require that a portion of our cash flow be used to pay the principal and interest with respect to that indebtedness.

As of December 31, 2017, our total consolidated indebtedness amounted to R$19,299 million, of which 91.2% represented long-term indebtedness.

The level of our indebtedness could have important consequences to our shareholders and the holders of our ADSs, including the following:

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

In 2013, the positive outlook of a recovering economy in the US and in the Eurozone caused a rapid depreciation of several Emerging Markets currencies, including the Real. As a result, in 2013 the U.S Dollar appreciated by 14.6% against the Real. In 2014, mainly as a result of Brazil’s macroeconomics scenario and general global uncertainties, the U.S Dollar appreciated by 13.4% against the Real. In 2015, the worsening in Brazil’s economic, political and fiscal conditions resulted in the rating agencies S&P, Fitch and Moody’s downgrading the Brazil sovereign rating below investment grade. As a result of the downgrade and other factors, the U.S Dollar appreciated by 47% against the Real. In 2016, the Brazilian political scenario, the impeachment of former president Dilma Roussef and the global scenario (including the UK decision to leave the European Union, the election of Donald Trump as president of the United States and the decision of the U.S. Federal Reserve to raise the federal funds rate) resulted in highly volatile currency exchange rates. As a result the Dollar depreciated by 16.5% against the Real. In 2017, despite the political and fiscal scenarios remained critical in Brazil, the end of the recession and the decline in the interest rate and inflation resulted in a less volatile currency exchange rates. The Dollar appreciated 1.5% against the Real. See item 11. Quantitative and Qualitative Disclosures About Market Risk.

Our production costs and operating expenses are substantially denominated in Brazilian Reais and most of our revenue and some assets are denominated in U.S. Dollars. In addition, 59% of our total debt, including swap transactions, is denominated in U.S. Dollars. As a result, exchange rate instability may adversely affect our financial condition and results of operations. It may also affect the amount of dividends we can distribute to our shareholders, including the holders of our ADSs and the market price of our shares and ADSs.

Our business may be adversely impacted by risks related to hedging activities.

We regularly enter into currency, interest rate and inflation hedging transactions using financial derivatives instruments, through future contracts, options and swaps, in accordance with our Market Risk Management Policy. Hedging transactions aim, among others, to (1) protect our revenue (which is primarily denominated in U.S. Dollars) when converted to Brazilian Reais (our functional currency); (2) convert part of our debt which is denominated in Brazilian Reais into U.S. Dollars; (3) swap floating interest rates of our debt to fixed interest rates; (4) swap floating monetary variation of our debt to fixed rate; and (5) swap part of our IPCA indexed debt to CDI.

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

Defaults under the terms of our financing agreements may result in our inability to pay dividends. In addition, in accordance with its bylaws, the Company must pay its shareholders 25% of its adjusted annual net income as a compulsory dividend. The net income can be capitalized, used to compensate for a loss or even retained, as contemplated by Law 6,404/76, and therefore not be made available for payment of dividends. The Company can elect to not pay a dividend to its shareholders in its fiscal year if its management demonstrates, and if the general shareholders’ meeting approves, if that such payment would be inadvisable given the financial condition of the Company.

Any downgrade in our credit ratings could adversely affect the availability of new financing and increase our cost of capital.

In February 2013, Fitch changed the rating outlook for Fibria to positive from stable. In March 2013, S&P upgraded Fibria’s rating from BB/positive to BB+/stable. In September 2013, Moody’s changed our outlook from stable to positive. In February 2014, Fitch Ratings upgraded our credit rating to BBB- with a stable outlook, thereby granting us Investment Grade status. In March 2014, S&P revised our credit rating outlook from stable to positive. In April 2015, S&P upgraded our rating to BBB- with a stable outlook and in November 2015, Moody’s upgraded our rating to Baa3 with a stable outlook, giving us the status of an investment grade company for the three rating agencies. S&P and Fitch downgraded Brazil’s sovereign rating from BBB- to BB+ in September 2015 and December 2015, respectively, and in December 2015, Moody’s placed Brazil’s sovereign rating Baa3 for downgrade. In February 2016, S&P downgraded Brazil’s sovereign rating from BB+ to BB with a negative outlook and Moody’s downgraded Fibria to Ba1/Negative. In November 2016, Standard & Poor’s reaffirmed the investment grade rating but revised the Company’s outlook to negative from stable and in January 2017, Fitch reaffirmed the investment grade rating and maintained the stable outlook.

In November 2017, Standard & Poor’s reaffirmed the investment grade rating and revised the Company’s outlook to stable from negative and in December 2017, Fitch reaffirmed the investment grade rating and revised the Company’s outlook to positive from stable. In January 2018, S&P downgraded Brazil’s sovereign rating from BB to BB- with a stable outlook.

The global scale ratings currently assigned to our foreign currency debt are BBB-/Positive by Fitch, BBB-/Stable by S&P and Ba1/Negative by Moody’s. If our ratings were to be downgraded by the rating agencies due to any external factor (which could include a downgrade of the Brazilian sovereign rating), our own operating performance and/or increased debt levels, our cost of capital may increase. Any downgrade could also negatively affect our operating and financial results and the availability of future financing.

Unfavorable outcomes in litigation may negatively affect our results of operations, cash flows and financial condition.

We are involved in numerous tax, civil and labor disputes involving significant monetary claims. For additional information, see Item 8.A “Consolidated Statements and Other Financial Information” and Note 25 to our 2017 Consolidated Financial Statements contained elsewhere in this Annual Report.

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

As a result of the Aracruz Acquisition, we have recognized R$4,230 million of goodwill and have recorded several intangible assets from the Aracruz business (including database, patents, chemical supplier and other supplier relationships) with a fair value of

R$779 million at the acquisition date (R$118 million at December 31, 2017 and R$174 million at December 31, 2016). Under IFRS, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually or more often if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. As of December 31, 2017, we performed our annual impairment test of the Goodwill, which is allocated in Cash Generating Units (CGUs) Aracruz, Portocel and Veracel. In addition, as required by IAS 36, when the book value of the net assets of the Company exceeds its market capitalization, an impairment analysis of long-lived assets must be performed. As a result, we performed an impairment analysis of our long-lived assets. The recoverability test did not result in the need to recognize any impairment of goodwill and fixed assets. See “Item 5. Operating and Financial Review and Prospects — B. Discussion of Critical Accounting Policies” and Note 38 to our 2017 consolidated financial statements.

Changes in the value of the key assumptions used in the impairment tests could result in impairment charges in the future that could be significant and that could have an adverse effect on our results of operations and financial condition.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business

The Brazilian government frequently implements changes to tax regimes that may affect us. These amendments include changes in prevailing tax rates and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Similarly to other Brazilian companies across multiple industries, we benefit from certain tax and other government-granted benefits. Some of these changes may result in increases in our tax payments, which could adversely affect industry profitability, restrict our ability to do business in our existing and target markets, impact the prices of our products and cause our financial results and cash flow to suffer.

We cannot assure that these current incentives will be maintained, renewed or that we will be able to obtain new incentives. The suspension, cancellation or non-renewal of which would have a material adverse effect on us.

For further information, see “Item 5A — Operating and Financial Review and Prospects—Operating Results”

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial results are affected by changes in interest rates, such as the London Interbank Offered Rate (LIBOR), the Brazilian Interbank Deposit Certificate (Certificado de Depósito Interbancário known as CDI) and the Brazilian Long Term Interest Rate (Taxa de Juros de Longo Prazo known as TJLP). The LIBOR rates have significantly increased derived from regulatory changes to U.S. money market funds (MMFs). The LIBOR 3 months rate was 1.6943% p.a., 0.9979% p.a. and 0.6127% p.a. as of December 31, 2017, 2016 and 2015. The CDI rate has fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation control purpose, Brazilian government policies and other factors. After a significant drop during 2017, the CDI rate was 6.89% p.a., 13.63% p.a. and 14.14% p.a. as of December 31, 2017, 2016 and 2015, respectively. The TJLP rate was 6.75% p.a., 7.50% p.a. and 7.50% p.a. as of December 31, 2017, 2016 and 2015, respectively.

A significant increase in interest rates, particularly TJLP, CDI, IPCA or LIBOR, would have a material adverse effect on our financial expenses due to the fact that a significant part of our debt (BNDES loans, Agribusiness Credit Receivable Certificates - CRA and Export Prepayment Facilities) is linked to these rates. On the other hand, a significant reduction in the CDI rate could adversely impact the financial revenues derived from our investment activities since a relevant part of our cash is invested in Brazilian money market, linked to CDI. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

On July 27, 2017, the head of the Financial Conduct Authority, or the FCA, announced the desire to phase out the use of LIBOR by the end of 2021. Because the statements made by the head of the FCA are recent in nature, there is no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. As such, the potential effect of any such event on our debt servicing cannot yet be determined and, at this time, it is not possible to predict the effect of any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect our notes or have a material adverse effect on our business and financial results.

Economic and market conditions in other countries, including in developing countries, may materially and adversely affect the Brazilian economy and, therefore, the market value of our shares and ADSs.

The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other countries, including Latin American and developing countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or conditions in other countries, including developing countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. It has also limited access to international capital markets, all of which may materially and adversely affect our ability to borrow funds at an acceptable interest rate or to raise equity capital when and if there should be a need for us to do so. The volatility in market prices for Brazilian securities has increased from time to time, and investors’ perception of increased risk due to crises in other countries, including developing countries, may also lead to a reduction in the market price of our shares and ADSs.

We benefit from certain tax and other government-granted benefits, the suspension, cancellation or non-renewal of which would have a material adverse effect on us.

Similarly to other Brazilian companies across multiple industries, we receive certain tax and other government-granted benefits, including incentives related to our export and research and development activities. For further information, see “Item 5A — Operating and Financial Review and Prospects—Operating Results.”

We cannot assure you that these incentives will be maintained or renewed or that we will be able to obtain new incentives. We could be materially adversely affected in the event our existing benefits are cancelled or not renewed.

Regulatory Risks

We are subject to regulatory risk associated with our national and international operations.

We operate in a global environment, and our activities extend over multiple jurisdictions and complex regulatory frameworks with increased enforcement activities worldwide. Fibria is subject to local, regional and international laws and regulations in such diverse areas as product safety, product claims, trademarks, competition, employee health and safety, the environment, corporate governance including anti-corruption, anti-bribery, anti-money laundering, listing and disclosure, employment and taxes.

Although we have a corporate governance, risk and compliance framework in place, we may be subject to breaches of  the law, our internal policies, procedures and controls by fraudulent behavior, corrupt practices and dishonesty by our directors, officers, executives, employees, contractors or other agents.

We are also subject to the issuance of permits and licenses from various governmental agencies in order to undertake certain of our activities. In order to obtain licenses for certain activities that are expected to have a significant environmental impact, certain investments in conservation are required to offset such impact. Furthermore, we have licenses to operate our plants, which have a limited validity term and need to be renewed for subsequent periods, some of which  require, among other things, that we periodically report our compliance with environmental and social standards set by regulatory agencies.

Failure to comply with laws and regulations could expose us to a suspension of our operations or a delay of new activities if we are not able to renew or obtain our operating licenses. Additionally, such failure could also lead us to civil and/or criminal actions resulting in damages, fines and criminal sanctions against us and/or our employees with material adverse consequences for our costs performance, production, results of operation, financial condition and corporate reputation. Furthermore, even complying with laws and regulations, we are subject to delays on the procedures of issuing the new licenses by the governmental agencies expouse us to not obtain the new requested licenses as expected. Failure to obtain new licenses in due time could expouse us to delays on new activities.

We may be adversely affected by the imposition and enforcement of more stringent environmental regulations that would require us to spend additional funds. Furthermore, violations of environmental law, regulations and authorizations could result in significant penalties that could materially adversely affect our results of operations and financial condition.

Brazilian environmental legislation applicable to forestry and to industrial operations is complex because it encompasses federal, state and municipal regulations, which involve different requirements and restrictions for each location where the Company operates. As such, the Company may be obligated, among other requirements, to obtain specific permits issues by governmental authorities. The requirements contained in these permits can increase the operating costs in order to limit or adjust effects or potential effects on the environment or the health of the Company’s employees.

Furthermore, violations of those laws, regulations and authorizations expose the Company, its management and its employees to administrative, civil and/or criminal penalties. The administrative and criminal penalties assessed in case of non-compliance with environmental legislation are applied independently of the obligation to repair possible environmental damage that results. On the civil side, entities that are proven to have contributed to the harm can be held liable for its remediation, which could result in substantial costs for the Company. As a consequence, when the Company engages third parties to act in connection with its operations, such as final disposal of waste, it can be held liable for eventual environmental damage cause by the these third parties.

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

In the past, the State of Espírito Santo, where our Aracruz mill is located, has enacted laws, which were subsequently repealed, to restrict the planting of eucalyptus forests for purposes of pulp production. Although injunctive relief against those state laws has been obtained, and new state legislation has revoked them, there can be no assurance that similar laws will not be enacted in the future, which would impose limitations or restrictions on planting eucalyptus in the regions where we operate.

Delays in the expansion of our facilities, in building new facilities or learning curve ramp ups may affect our costs and results of operations.

As part of our strategy to increase our international market share and improve our competitiveness through greater economies of scale, we may expand our existing production facilities or build new production facilities. The expansion or construction of a production facility involves various risks. These risks include engineering, construction, operational systems, integration with the existing mill on brownfield projects, regulatory and other expected or unexpected significant challenges that may delay or prevent the successful operation of the project or significantly increase our costs. Our ability to complete successfully any expansion or new construction project on time is also subject to financing and other risks.

We may be adversely affected because:

•                  we may either not be able to complete any expansion or new construction project on time or within budget or be required by market conditions or other factors to delay the initiation of construction or the timetable to complete new projects or expansions;

•                  our new or modified facilities may not operate at designed capacity, ramp up its learning curve as planned or may cost more to operate than we expect;

•                  we may not be able to sell our additional production at attractive prices;

•                  we may not have the cash or be able to acquire financing to implement our growth plans; and

•                  we may have a negative impact on the existing mill that can result on operational instability.

We have expanded our facilities at our Três Lagoas unit through a brownfield project known as Horizonte 2, which has a nominal production capacity of 1.95 million metric tons and started up in August 2017. Although we completed the project under budget, ahead of schedule, and are currently ramping it up, we may face unexpected delays until the completion of its learning curve, which may adversely affect us. For further details, please see “Item 4. D —Expansion. Horizonte 2 Project”.

New laws and regulations relating to climate change and changes in existing regulation, as well as the physical effects of climate change, may result in increased liabilities and increased capital expenditures, which could have a material adverse effect on us.

A significant number of scientists, environmentalists, international organizations, regulators and other commentators maintain that global climate change has contributed, and will continue to contribute, to the increasing unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, droughts, tornadoes, freezes, other storms and fires) in certain parts of the world.

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

Although we expect that there will be increased regulation related to greenhouse gases and climate change that may materially affect us, directly through increased capital expenditures and investment to comply with such laws, and indirectly, by affecting prices for transportation, energy and other inputs. In addition, the physical effects of climate change also may materially and adversely affect our operations, for example by changing air temperature and water levels, and subjecting us to unusual or different weather-related risks. Our plantations are located in regions which have ideal climatic conditions for a short growing cycle. Any climate changes that negatively affect such favorable climate conditions in Brazil could adversely affect the growth rate and quality of our plantations, or our production costs. Although we cannot predict the impact of changing global climate conditions, if any, or if legal, regulatory and social responses to concerns about global climate change, any such occurrences may increase our liabilities and capital expenditures and negatively affect our business, financial condition and results of operations.

We may be liable for certain payments to individuals employed by third-party contractors.

Under Brazilian law, outsourcing is permitted as long as certain requirements are met. In addition, Brazilian law provides that the contractor will be held liable on a secondary basis if the outsourced or subcontracted companies do not fulfill their labor obligations. In cases where the outsourced or subcontracted companies do not pay the workers the labor sums they are entitled to, the contractor, in our case Fibria, is responsible for those payments. These payments may have an adverse effect on our results of operation and financial condition. Recent changes to Brazilian labor laws have affected outsourcing, and we cannot predict how these changes will be further regulated and applied by local authorities and interpreted by Brazilian labor courts. It is also unpredictable how these laws will impact labor market, salaries and wages. If as a consequence of these new laws outsourcing becomes more restrictive or costly, our cash flow may be reduced, affecting our financial condition and results of operations.

Risks Related to our Shareholder Structure

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

In addition, Banco Nacional de Desenvolvimento Econômico e Social - BNDES was the creditor with respect to approximately 16% of our consolidated indebtedness as of December 31, 2017 and we expect to continue to obtain loans from BNDES in the future. As one of our most significant shareholders and the subsidiary of one of our most important creditors, BNDESPar may exercise a significant influence over our business and corporate decisions, and its actions may be influenced by the policies of the Brazilian federal government, which may conflict with the interest of our shareholders and holders of our ADSs.

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

Our production operations are conducted in Brazil but our pulp is mainly sold to international customers in Asia, Europe, and North America. Accordingly, our financial condition and results of operations are in some ways dependent upon economic and political conditions in Brazil. The general cost of human capital, the cost of land (renting or buying) and the other general local supplies are points of concern. Nonetheless, future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, such supplies. As a result, these developments could impair our business strategies, results of operations or financial condition. The Brazilian government tries to limit unusual market conditions, like supply prices, abnormal speculation and the foreign exchange-rates, frequently intervening in the Brazilian economy and occasionally makes material changes in policies and regulations. Our business, financial condition and results of operations may be adversely affected by changes in government policies as well as general economic and political factors, including but not limited to:

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

•                  other political, diplomatic, social and economic developments in or affecting Brazil; and

•                  inflation.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to combat inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 10.67% in 2015, 6.29% in 2016 and 2.95% in 2017, according to the Brazilian National Consumer Inflation Index (Índice Nacional de Preços ao Consumidor Amplo) or IPCA. Our cash production costs and operating expenses are substantially denominated in Brazilian Reais and tend to increase with Brazilian inflation because our suppliers and providers generally increase prices to reflect the depreciation of the currency. If the rate of Brazilian inflation increases more rapidly than any rate of appreciation of the U.S. Dollar, then, as expressed in U.S. Dollars, our operating expenses may increase. Inflation, actions to combat inflation and public speculation about possible additional actions also may contribute materially to economic uncertainty in Brazil and accordingly weaken investor confidence in Brazil, thus impacting our ability to access the international capital markets.

Historically, Brazil’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the public, which resulted in economic slowdown and heightened volatility in the securities issued abroad by Brazilian companies. Brazil’s gross domestic product, or GDP, in real terms, had downturns of 3.80% and 3.60% in 2015 and 2016, respectively, according to Instituto Brasileiro de Geografia e Estatística — IBGE, Brazil’s official statistics agency. In 2017, GDP grew by 1.00%, according to the Focus Report estimates published by the Brazilian Central Bank.

Currently, Brazilian markets are experiencing heightened volatility due to the uncertainties derived from ongoing investigations of political corruption, money laundering bribery and tax fraud, among other things, including the Lava Jato investigation, and their impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of large state-owned companies and privately held companies, have been implicated in the various investigations. The investigations are ongoing, but to date a number of government officials and prominent business figures have been the subject of allegations or charged with or convicted of various criminal offenses, which has had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. Brazil’s political scenario is further complicated by occurrences such as the impeachment of Brazil’s president, Dilma Rousseff, and new allegations against government officials. Vice President Michel Temer was sworn in as the new President of Brazil until the next presidential election in 2018. Political uncertainty has remained since Mr. Temer, the subject of allegations of misconduct, took office.

We cannot predict whether these events and other allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future. In addition, we cannot predict the outcome of any such allegations nor their effect on the Brazilian economy. Furthermore, future election results, developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us.

Social movements and the possibility of expropriation may affect the normal use of, damage, or deprive us of the use of or fair value of, our properties.

Activist groups in Brazil advocate land reform and property redistribution by invading and occupying rural areas. Fibria has been working alongside the Landless Workers’ Movement (or MST), the Federal Land Reform Agency (INCRA) and the government of the State of Bahia, and have agreed to design and implement an agroforestry production and settlement model project since 2011. In 2012, the project was launched, benefiting hundreds of families in areas occupied by the MST. In 2017, participating families earned R$1.3 million as a result of the sales of the project’s agroforestry products. We cannot assure that our properties will not be subject to invasion or occupation by these or other activist groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares.

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

There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. These features may substantially limit the ability to sell the common shares underlying the ADSs at a price and time at which holders wish to do so. At December 31, 2017, the aggregate market capitalization of the 61 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately U.S.$779 billion, and the ten largest companies listed on the São Paulo Stock Exchange Index represented approximately 52% of the market capitalization in the year.

In comparison, the 505 companies listed in the S&P 500 had a market capitalization of approximately U.S.$24 trillion as of December 31, 2017. A liquid and active market may never develop for our common shares or ADSs, and as a result, the ability of our ADS holders to sell at the desired price or time may be significantly hindered.

Holders of our ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our ADS holders may have fewer and less well-defined rights.

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

Holders of our ADSs may only exercise voting rights with respect to their underlying common shares in accordance with the provisions of the deposit agreement for our ADS program (“Fibria Deposit Agreement”). Under the Fibria Deposit Agreement, ADS holders may only vote by giving voting instructions to our Depositary. Because our Depositary appears on our share register and not the ADS holders, such holders are unable to exercise their right to vote without the representation of our Depositary unless they surrender their ADSs for cancellation in exchange for our common shares. In addition, pursuant to the Fibria Deposit Agreement, our Depositary will only notify our ADS holders of an upcoming vote and arrange to mail proxy cards to those holders if we request our Depositary to do so. Although Fibria’s Bylaws indicate that the first call for a shareholders’ meeting must be published at least 15 days in advance of the meeting, CVM Instruction nº 559, of March 27, 2015 states that companies with ADS program must convene a general shareholders’ meeting with a minimum of 30 days in advance. The second call must be published at least eight days in advance of the meeting, in the case of insufficient quorum to approve the matters included in the first meeting. Our Depositary and its agents are not liable for failure to mail proxy cards in time for ADS holders to vote the common shares underlying their ADSs or to carry out voting instructions in the manner as instructed or at all. As a result, holders of ADSs may not be able to exercise the voting rights attached to the common shares underlying their ADSs.

An exchange of ADSs for shares risks the loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits our Depositary to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution No. 4.373/2014 of the National Monetary Council (CMN - Conselho Monetário Nacional), which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration. If holders of ADSs do not qualify under Resolution No. 4.373/2014, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the certificate of registration of our Depositary, or any certificate of foreign capital registration obtained by holders of ADSs, will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

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

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer, we may be subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the United States Securities Exchange Act of 1934, as amended (the Exchange Act), including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which will permit us to follow Brazilian legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. As a result of the above, even though we are required to file reports on Form 6-K disclosing the information which we have made or are required to make public pursuant to Brazilian law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

ITEM 4. INFORMATION ON FIBRIA

A.                                    History and Development of Fibria

Fibria was incorporated under the laws of the Federative Republic of Brazil in July 1941, under the corporate name Indústrias de Papel Simão S.A., a corporation listed on the B3, which was acquired by Votorantim Group in September 1992. The Votorantim Group’s operations related to pulp and paper began in 1988 when the Votorantim Group acquired Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the State of São Paulo.

In 1995, the corporate name of Indústrias de Papel Simão S.A. was amended to Votorantim Celulose e Papel S.A. and in 1999, Celpav and Papel Simão subsequently merged.

On April 19, 2000, we completed a registered offering of 7,920,000 ADSs. Each ADS represented 500 preferred shares, and the ADSs were listed on NYSE, under the symbol “VCP.”

On November 5, 2009, we adopted the corporate name Fibria Celulose S.A. and on December 22, 2009, we concluded the merger of Aracruz into Fibria. See “Item 4. Information on Fibria — A. History and Development — the Aracruz Acquisition”. On November 18, 2009, the NYSE ticker symbol was changed to “FBR”.

On May 20, 2010, the Company migrated to Novo Mercado listing segment, which imposes the most stringent corporate governance rules of any listing segment of the B3.

Currently, our headquarters and principal executive offices are located at Rua Fidêncio Ramos, 302, 3rd and 4th (part) floors floor, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, São Paulo, SP, Brazil (telephone: +55 11 2138-4565; and website address: www.fibria.com.br/ir). Information contained on our website is, however, not incorporated by reference in, and should not be considered as part of, this annual report.

We have grown and expanded our operations through organic expansion of our pulp mills and paper production facilities, selective acquisitions of equity interests in other pulp and paper companies and have streamlined our operations through the disposition of assets and lines of business we deemed not a part of our core business.

The Losango Project

In 2005, we announced the beginning of the environmental licensing process for the implementation of a bleached eucalyptus pulp mill with an overall nominal capacity of 1.5 million tons of pulp per year to be built in the State of Rio Grande do Sul (the “Losango Project”). As a result of the Aracruz Acquisition in 2009, we had a different portfolio of possible expansion projects, including two former Aracruz Units (Veracel II and a fourth pulp production line at the Aracruz Unit) and this together with the Três Lagoas Unit, which started up in March 2009, were all brownfield projects. In view of that, we considered several alternatives for the Losango Project, including a full divestiture of the lands and forest. On June 30, 2011, management approved the divestiture of the Losango Project assets, and established a specific program to identify a potential buyer. As from June 30, 2011, we classified the assets of the Losango Project as held for sale.

On September 10, 2012, Fibria received and accepted a binding offer from CMPC Celulose Riograndense S.A. (“CMPC”) for the purchase of forestry assets and lands of Losango Project located in the State of Rio Grande do Sul, consisting of approximately 100 thousand hectares of owned areas and nearly 39 thousand hectares of forestland of eucalyptus in these owned areas and in third parties leased areas, for a total amount of R$615 million.

The transaction did not include the partnership program agreements developed in Losango areas, which will be maintained and honored by Fibria. On December 28, 2012, Fibria announced the conclusion, via signature of the Purchase and Sale Agreement (“Agreement”) by Fibria and CMPC, of the binding offer for the purchase described above, for a total amount of R$615 million. On the same date, Fibria also announced the approval of the operation by the Economic Defense Council, the receipt of the first installment in the amount of R$470 million and the deposit of the second installment in the amount of R$140 million in an escrow account which would be disbursed after the remaining applicable government approvals and other conditions precedent have been fulfilled. In November 2014, we received an additional R$7 million as an advance from CMPC. The remaining installment of R$5 million was to be paid to us upon the effective transfer of existing contracts related to the asset (the “Lease Agreement”) and applicable government approvals.

On March 31, 2017 the Purchase and Sale Agreement was amended to transfer to CMPC of 100% of Losango-FBR Florestal Ltda.’s shares (“Losango-FBR”) (owner of the biological assets) and of 49% of Losango-RS Administração e Participações Ltda’s shares (“Losango-RS”) (owner of the rural estates - lands), after the completion of the transfer of the rural estates’ titles and the approval of the transaction by the National Defense Counsel (Conselho de Defesa Nacional - CDN).

Thus also on March 31, 2017, the Company received, R$201,999 thousand, being: (i) R$50,000 thousand in cash and (ii) R$151,999 thousand through a credit in an escrow account which is in Fibria’s entitlement and that will be released after the obtainment of the approvals mentioned below and of other precedent conditions for the conclusion of the Losango Project. The updated amount in the escrow account as at December 31, 2017 was R$162,254 thousand (see Note 10 to our 2017 Consolidated Financial Statements for further details).

The remaining 51% of the Losango-RS’ shares will be transfer to CMPC after the approval by the National Institute of Colonization and Agrarian Reform (Instituto Nacional de Colonização e Reforma Agrária - INCRA) and other agencies, without the receipt of any additional value by the Company.

The ownership of 51% in the Losango-RS’s capital is not considered as a business under the accounting perspective, once it does not meet the definition of business as established by the existing accounting standards and, for this reason, we do not present any corresponding value in our accounting balances.

As a result of the transfer of these assets to CMPC, the Company recognized the accounting effects related to the sale, generating a gain on sale that was recognized under “Other operating income and expense, net” in the Statement of profit or loss, as following (in thousand of Reais):

	Proceeds from sale (*)	678,999
(-)	Costs of investments derecognized, classified as “Assets held for sale”	(598,257)
(-)	Expenses on sales (obtainment of licenses, register of the estates and others)	(19,094)

(=)	Gain on sale before income tax and social contribution	61,648

(-)	Income tax and social contribution expense - 34%	(20,960)

(=)	Gain on sale, net of income tax and social contribution	40,688

(*)             The amount was received as follows: payments in advance of R$470,000 thousand and R$7,000 thousand in December 2012 and November 2014, respectively and, the transfer of R$201,999 thousand in March 2017, as abovementioned.

Asset Exchange with International Paper

In February 2007, we transferred our Luiz Antonio pulp and paper mill and approximately 60,000 hectares of forest located in the State of São Paulo to International Paper Investments (Holland) B.V., a wholly owned subsidiary of International Paper, in exchange for the Três Lagoas pulp mill, which was then under construction, as well as approximately 100,000 hectares of surrounding forest. At the time that we received the Três Lagoas pulp mill, International Paper had fully funded the construction of this mill under a turn-key contract.

The Luiz Antonio mill had an annual production capacity of 410 kilotons of pulp and 355 kilotons of uncoated paper. As part of this transaction, we agreed to purchase 100 kilotons of BEKP per year on competitive terms for our use in other facilities under a long-term supply agreement.

In March 2009, we started operating our Três Lagoas mill located in the State of Mato Grosso do Sul. This mill successfully achieved its predicted capacity, increasing our annual capacity by 1.3 million tons of market pulp. The total amount invested in this project was R$3,991 million. This amount includes disbursements made directly from Fibria, as well as the assets we received through our Asset Swap Agreement with International Paper.

As part of this transaction, we granted International Paper the right to construct, at its cost, up to two paper machines adjacent to, and integrated with, the Três Lagoas pulp mill. International Paper exercised this option with respect to one of the paper mills and has constructed a paper mill with an annual production capacity of 200 to 250 kilotons of printing & writing paper adjacent to the Três Lagoas pulp mill. This paper mill commenced production in the first quarter of 2009. In connection with the exercise of this option, International Paper has entered into a long-term supply agreement under which we will provide International Paper with pulp and utilities and other services at rates based on our actual operating costs.

If International Paper exercises its right to build the second paper mill adjacent to the Três Lagoas pulp mill, the contract conditions will follow the ones established for the first paper mill:

•        we will be obligated to transfer certain parcels of real property to International Paper upon which the paper machine and ancillary facilities will be constructed; and

•        International Paper will enter into a long-term supply agreement under which we will provide International Paper with pulp and utilities and other services at rates to be determined having as reference certain operating costs.

In 2012, Fibria and International Paper agreed to extend International Paper’s option to build a new paper machine at the Três Lagoas unit. The new agreement gives International Paper the option to start-up the second paper machine between 2016 and 2018.

In 2012, we received a tax assessment with respect to this transaction. For additional information, see Item 8.A “Consolidated Statements and Other Financial Information”.

Disposition of forestry assets and land

On November 15, 2013, we entered into a Share Purchase Agreement and Other Covenants with Parkia, for the sale of certain land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for a total of approximately 210 thousand hectares, for the total amount of R$1,403 million. On December 30, 2013, the First Amendment to the Share Purchase Agreement and Other Covenants was concluded and signed, under which the total area subject to the transaction was adjusted to approximately 206 thousand hectares of lands, for the total amount of R$1,651 million of which R$500 million has been received by the Company upon signing the agreement. The remaining balance, in the amount of R$903 million, was received by us during the first quarter of 2014, after the fulfillment of certain obligations and legal registers performed by the Company.

We may be entitled to an additional amount, not to exceed R$248 million, in three separate payments, totaling the potential amount of R$1,650 million, which is contingent on the appreciation of the land during the period of 21 years and, if due, shall be paid in three installments, on the 7th, 14th and 21st anniversaries of the agreement.

Investment

On October 2, 2012, we entered into a strategic alliance with Ensyn Corporation, a private company incorporated in Delaware. This alliance included a US$20 million equity investment in Ensyn by the Company — the equivalent, at that time, to 6.66% of the equity interest of Ensyn — and the establishment of an equally owned joint venture to be incorporated in Delaware for future investments in the production of cellulosic liquid fuels and chemicals in Brazil. Furthermore, Fibria and Ensyn agreed to set up an equally owned joint venture (F&E Technologies LLC), which was duly incorporated in Delaware for future investments in the production of liquid fuels and chemicals from biomass in Brazil. In 2014, Fibria entered into an Amendment to the 2012 Share Purchase Agreement for the acquisition of approximately 3% of Ensyn’s capital for US$10 million, increasing our interest to 9.56% of Ensyn’s capital, and providing us with certain rights which if exercised, would allow us to subscribe additional US$5 million in Ensyn’s capital. In 2015, Fibria executed a new agreement for the purchase of approximately 3% of Ensyn’s capital for a payment of US$5 million in exchange for the warrant issued in favor of the Company in 2014. As a result of the acquisition of additional capital in 2015, the Company holds 12.62% of the share capital of Ensyn and has the option to invest in the future additional US$10 million in its capital.

In 2017, Fibria’s ownership interest was 12.11%, due to the investment by new minority shareholders in Ensyn’s capital. This event did not alter any of Fibria’s rights or obligations regarding Ensyn.

On November 18, 2016, we entered into a strategic alliance with CelluForce Inc., a private company incorporated in Canada. This alliance included a CAD $5.3 million equity investment in CelluForce by the Company, equal to 8.3% of the equity interests of CelluForce, and the right of exclusive supply of cellulose nanocrystals (“CNC”) in South America. The strategic alliance agreement also contains a provision that if CelluForce decides to establish a plant to produce CNCs in South America, we will have a right of first refusal to participate in such plant by means of a joint venture with CelluForce or through another structure to be agreed to by the parties. This transaction closed on November 18, 2016, with the execution of the definitive documents and the transfer of cash to CelluForce.

On July 6, 2017, we entered into a strategic alliance with Spinnova Oy., a private company incorporated in Finland focused on the development of low-cost and environmentally sustainable technologies for the production of raw materials for the textile industry. Spinnova’s technology uses wood fibers as the feedstock for the production of staple fibers that can be used directly in the non-wooven production or to produce yarns that can replace cotton, viscose, wool, etc. in textiles applications. This alliance included a EUR 5.0 million equity investment in Spinnova by the Company, equal to 18% of the equity interest of Spinnova, a Joint Development Agreement between the Company and Spinnova executed on October 17, 2017 for the development of a pilot production line to confirm the viability of technologies developed by Spinnova and pre-commercial scale production, and a term sheet with the main commercial conditions for the establishment of a joint venture between the Company and Spinnova for the production and trading of the product, if it reaches the commercial stage.

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

Capital Increase

In April and May 2009, we issued and sold (1) 62.1 million common shares to our controlling shareholder, VSA, for R$1,180 million, which was paid through the application of R$1,000 million of previously issued advances for capital increases and R$180 million in cash, (2) 43.6 million preferred shares to BNDESPar in exchange for 56.9 million common shares of Aracruz, representing 12.49% of the total share capital, including 5.51% of the voting share capital, of Aracruz, (3) 95.8 million preferred shares to BNDESPar for R$1,820 million in cash and (4) an aggregate of 9.3 million preferred shares to the Lorentzen, Moreira Salles, Almeida Braga and Safra families for an aggregate of R$180 million.

In connection with this capital increase, BNDESPar subscribed to debentures issued by VSA that were convertible into common shares of our Company held by VSA. Under these debentures, VSA was obliged to invest the net proceeds it received from BNDESPar to purchase shares of our Company. On September 3, 2009, BNDESPar exercised its option to convert the VSA Debentures. As a result of this conversion, VSA transferred 30,526,316 common shares of our Company to BNDESPar, following which VSA owned 35.2% and BNDESPar owned 41.8% of our total share capital, as of September 30, 2009.

Conversion of VCP Preferred Shares to Common Shares

In connection with the Aracruz Acquisition, we began to implement a corporate reorganization to simplify our capital structure. On May 30, 2009, in order to prepare our Company for the eventual migration of our common shares to the Novo Mercado listing segment of the B3, our shareholders approved the conversion of all of our outstanding preferred shares into common shares at the exchange ratio of 0.91 common shares for one preferred share. This conversion became effective on August 12, 2009, as a result of which we now have a single class of stock comprised solely of common shares. As a result of this conversion, the interests of VSA and BNDESPar in the total share capital of our Company changed from 40.7% and 35.4%, respectively, to 35.2% and 40.8%, respectively.

Mandatory Tender Offer

On June 1, 2009, we announced the commencement of a mandatory tender offer for any and all outstanding common shares of Aracruz. The auction with respect to this tender offer took place on the B3 on July 1, 2009. In the auction, we acquired 13,828,307 common shares of Aracruz, representing 3.04% of the outstanding common shares of Aracruz and 1.34% of the outstanding share capital of Aracruz, for an aggregate purchase price of R$236.6 million, payable according to the same payment schedule agreed to by the Safra family and the former shareholders of Arapar and São Teófilo in connection with the Aracruz Acquisition. Following this transaction, we owned 43.89% of the total share capital, including 99.53% of the voting share capital, of Aracruz.

Stock Swap Merger

As part of our corporate reorganization, on August 24, 2009, Fibria and Aracruz each held extraordinary shareholders’ meetings at which the Stock Swap Merger was approved. Pursuant to Stock Swap Merger (1) each issued and outstanding common share of Aracruz (other than common shares held directly or indirectly by Fibria or with respect to which the holder exercises withdrawal rights) was exchanged for 0.1347 Fibria common shares; (2) each issued and outstanding preferred share of Aracruz (other than preferred shares held by Fibria) was exchanged for 0.1347 Fibria common shares; and (3) Aracruz became a wholly-owned subsidiary of Fibria. The settlement of the Stock Swap Merger occurred on November 17, 2009, through the facilities of the B3.

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

Following the Stock Swap Merger, VSA owned 29.3%, and BNDESPar owned 33.6% of our total share capital. The last trading day for one Aracruz ADR was November 17, 2009 and its final market price was U.S.$21.25. As of December 31, 2008 the market price for one Aracruz ADR was U.S.$11.28.

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

Merger of its subsidiary Fibria-MS Celulose Sul Mato-Grossense Ltda.

On December 31, 2017, in order to simplify our corporate structure, the Company completed the merger of its subsidiary Fibria-MS, whose equity value was evaluated through the net book equity value. The merger did not produce effects on the Company’s consolidated financial statements once 100% of the Fibria-MS’s capital was held by the Company. The merger was approved in the Extraordinary General Meeting held on December 18, 2017.

Our Ownership Structure

We are jointly controlled by Votorantim S.A. (current corporate name of Votorantim Industrial S.A.) and BNDESPar, a subsidiary of BNDES. Votorantim S.A. in turn is controlled by Hejoassu Administração S.A. or Hejoassu, which is controlled by the Ermírio de Moraes family. As a result of the purchase of an additional equity interest in Aracruz and corporate re-organization of Fibria, both of which occurred during the first semester of 2009, our exchange offer for outstanding Aracruz shares and the merger of Aracruz into us, our ownership structure and principal investees as of December 31, 2017 is presented in the following chart.

As of December 31, 2017, our total shares amounted to 553,934,646 common shares.

B.            Business Overview

Pulp Industry Overview

The world pulp industry is mainly divided in two groups of grades: mechanical, which is the pulp produced only through the use of mechanical energy processes, and chemical, which is the pulp produced after the wood chips have been chemically treated with caustic soda. In the whole world, currently 173 million metric tons are consumed every year, from which 84% is chemical pulp, according to market statistics.

Both grades are sub-divided into two categories: integrated pulp, which is the pulp produced for captive paper production in the same company or group, and market pulp, which is pulp produced to be sold in the market. Market pulp consumption currently adds up to 61 million metric tons, which represents 42% of all chemical pulp produced.

Chemical market pulp can be broken down in many different grades, depending on the wood species. The two main groups are Hardwood, which is composed by the species with short cellulose fibers, and Softwood, assembling the other species, composed by long cellulose fibers. Short fiber pulp is more prone to be produced in tropical areas, while long fiber pulp is only produced in temperate areas. Hardwood represents 54% of total chemical market pulp demand with 33 million metric tons.

Fibria produces pulp from Eucalyptus, which is a species originally from Australia, but extremely well adapted to the Brazilian climate. Brazil is the country where Eucalyptus trees develop the highest yield in the whole world. Eucalyptus pulp is 73% of the whole Hardwood market, with a demand of 24 million metric tons in 2017.

Fiber Consumption
422 million t
59%
Recycled Fiber
249 million t
41%
Pulp
173 million t
16%
Mechanical
27 million t
84%
Chemical
146 million t
58%
Integrated Mills
84 million t
42%
Market Pulp
62 million t
46%
Softwood/Other
28 million t
54%
Hardwood
34 million t
27%
Acacia/Other
10 million t
73%
Eucalyptus
24 million t
75%
Other Eucalyptus producers:
18 million t
25%
Fibria

(1)         Fiber Consumption, Recycled Fiber and Pulp: RISI | Market Pulp, Hardwood and Eucalyptus: PPPC

Market Pulp Capacity

We are the world’s largest BHKP producer of market pulp with an installed capacity of 7.25 million metric tons of eucalyptus per year, as shown in the chart below (does not include the volumes from the contract with Klabin).

Market BHKP Pulp Capacity Ranking
(000 tons)

Source: Poyry December 2017

Eucalyptus pulp capacity has outgrown all other market pulp grades, having grown 87% between 2006 and 2017, to a total of almost 24 million metric tons, with most of this growth taking place in Latin America. Increased volumes by Latin American producers, who hold much larger buffer and in-transit stocks (as new mills in the region are further inland), bigger vessel space, Supplier Managed Owned Inventories where invoicing is made upon pulp consumption rather than delivery, and the increase in both distance and reach of the pulp geographical distribution with the increasing importance of China in the market in recent years, have increased the minimum inventory necessary for eucalyptus distribution. In 2017, the average of stock in days of supply for hardwood pulp was 40 days, an increase of 5 days since 2006 according to PPPC.

Evolution of Bleached Hardwood Pulp producer’s inventory

(days of supply)

Source: PPPC (World-20)

Market Pulp Demand

Market pulp is used basically to produce four types of papers: Printing & Writing, Tissue, Specialty and Packaging. Printing & Writing papers are used for newspapers, magazines, catalogs, books, commercial printing, business forms, stationeries, copying and digital printing. Tissue paper is a lightweight paper basically used for personal hygiene. Types of tissue paper are hygienic tissue, facial tissues, paper towels, wrapping tissue, toilet tissue and table napkins. While specialty papers are papers that are made with specific qualification for a unique purpose. Types of specialty papers are carbonless paper, decorative paper, security paper, self - adhesive papers, and cigarette papers. Packaging includes all types of papers used by protecting products for distribution, sales and use, including containerboard, folding boxboard and liquid packaging board.

Pulp demand grew in 2013 driven mainly by new paper capacity that entered the market during the year. The 3.2% increase (or 1.3 million extra tons) was supported mainly by hardwood sales to China (due to a strong growth in the tissue and woodfree paper sectors) and a surprising rebound in North America (resulting from new tissue capacities, an improvement in consumer spending and the replacement of integrated pulp by market pulp).

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

In 2016, pulp demand continued its consistent growth, adding 3.9% more (or 2.2 million additional tons), mainly driven by the increased demand in China, which grew 13.8% (or 2.4 million additional tons).

The year of 2017 was marked by the positive macroeconomic scenario in all regions which pushed pulp demand in the main markets. This factor combined with the continuation of the Chinese demand expansion due to the installation of new paper machines and low pulp inventories in hands of paper producers in the beginning of the year supported the 3.7% growth in pulp demand during 2017 (or 2.2 million tons).

Eucalyptus has replaced other fibers and gained the most of the furnish share in the recently installed paper machines. Due to this reason, eucalyptus pulp has presented the fastest growth rate among all pulp grades. In recent years, eucalyptus pulp demand increased 7.8% in 2013, 8.7% in 2014, 5.0% in 2015, 7.7% in 2016 and 2.5% in 2017.

Total Market Pulp Demand & Eucalyptus Market Share

Source: PPPC Global 100

Pulp Price Dynamics

As a global commodity, market pulp prices are impacted by macroeconomic dynamics, as are the prices of any other commodity. The graph below is a comparison of the trend of market pulp prices (BEKP for eucalyptus) against the Economist Commodity Index since 2005.

Source: Hawkins Wright and The Economist, January 2018

The main variable that is responsible in the formation of market pulp prices is the balance between supply and demand. This is the relationship between the availability of the pulp in the market for sale against the real demand for pulp in the market. This relation may be analyzed in the short term, medium term, and long term.

Short term for the pulp industry is normally defined as the next 12 months, during this period the primary variables that will impact the balance are: the operating rates of the pulp mills installed, the performance of the installed paper machines that will result in pulp consumption and the pulp inventory level in the whole supply chain. The most recent event that restricted pulp mills supply was the earthquake in Chile in 2010. Because of the earthquake, production in Chile had to stop, constraining supply and impacting directly the prices. In addition, the paper machines can affect the pulp demand as they adjust their productivity output to variations on the economic scenario and market seasonality. Printing & Writing papers demands are more affected by economic changes and seasonality than the demand for tissue paper, because tissue papers are part of human hygiene. As demand weakens and supply continues, constant inventories can increase and result in a negative impact in prices.

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

(BHKP Supply Curve CIF Europe — 2017)

Source: Hawkins Wright (December 2017)

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

Hardwood FOEX Europe

(U.S.$/t)

Source: FOEX

Fibria’s Profile

We are the world’s largest producer of market pulp, with an aggregate installed capacity of 7.25 million metric tons of eucalyptus pulp per year. We believe that we are one of the lowest-cost producers of BEKP in the world, primarily due to our economies of scale, modern  and strategically located production facilities, the short harvest cycle of our trees and our use of high-end technology in our operations. During the first half of 2009, we acquired control of Aracruz and have fully consolidated the results of operations of Aracruz into our consolidated financial statements as from January 1, 2009. In September 2009, we adopted the trademark “Fibria” for our pulp and paper operations.

Our forest base is broad and diversified. As of December 31, 2017, it was comprised of approximately 1,092 thousand hectares (owned and leased, excluding the forestry partnership program areas, the forest base linked to the sale of forest assets in Southern Bahia State and Losango) located in seven Brazilian states. Approximately 656 thousand hectares of our total forestry land consisted of planted areas, approximately 374 thousand hectares of conservation areas with native vegetation, or preserved areas, and 61 thousand hectares related to other uses such as roads.

We produce bleached eucalyptus kraft pulp at the following three pulp mills, 100% owned by us:

•                  the Aracruz pulp mill, located in the State of Espírito Santo with an annual production capacity of 2.34 million metric tons and which we acquired as part of the Aracruz Acquisition;

•                  the Três Lagoas pulp mill, located in the State of Mato Grosso do Sul with an annual production capacity of 3.25 million metric tons; and

•                  the Jacareí pulp mill, located in the State of São Paulo with an annual production capacity of 1.1 million metric tons.

In addition, we have a 50.0% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1.12 million metric tons. Under IFRS, we include our proportionate share of the results of operations of Veracel in our consolidated results of operations.

In 2017, we produced 5,642 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$11,739 million. In 2016, we produced 5,021 kilotons of pulp (including 50.0% of the pulp production of Veracel) and recorded consolidated net revenues of R$9,615 million, also including the pulp sales under the contract with Klabin.

In 2017, our pulp production had the following end-use destination: Tissue 49%, Printing & Writing 35% and Specialties 16%. In 2016, our pulp production had the following end-use destination: Tissue 48%, Printing & Writing 34% and Specialties 18%. This analysis shows our sensitivity and exposure to the tissue segment and to a lesser extent the Printing & Writing segment.

Export sales accounted for 90% of our pulp sales volume in 2017 and 2016. We export pulp products from terminals and a warehouse that we operate at the port of Santos, in the State of São Paulo. In order to maintain our export capacity in the long term, on December 9, 2015 we participated in a public auction promoted by the regulatory agency Agência Nacional de Transportes Aquaviários - ANTAQ, for the concession of the public areas and infrastructures for handling and storage of paper, pulp and general cargo at port of Santos for an initial period of 25 years. The Company was awarded the contract based on its proposal for the same Macuco Terminal (STS07 or Terminal 32), in the amount of R$115 million.

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

The following map sets forth the location of the production facilities and the port terminals we operate:

Our Strengths

Global leadership in market pulp

We are the world’s largest producer of market pulp in terms of production capacity with an annual aggregate installed capacity as of December 31, 2017 of 7.25 million tons and a focus on international markets. Based on information from the PPPC, we estimate that during 2017 we supplied 26% of the world demand for BEKP, 18% of the world demand for bleached hardwood kraft market pulp and 10% of the world demand for chemical market pulp.

We believe that our market leadership is based on the sustainability of our forest operations (reinforced by the shorter harvest cycle in Brazil as compared to other relevant countries), new technology (including modern facilities and advanced cloning methods), high productivity, strong customer base and long-term relationships with our customers.

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

Modern production facilities

Our mills have adopted the latest designs, technologies and production processes as a result of significant investments we have made. The advanced technology and production processes used in our mills allow us to use a lower level of raw materials, mainly chemicals, which consequently reduces our production costs. In addition, our mills have advantages over older mills, particularly with respect to reduced emissions and solid waste disposal, providing for a more streamlined, efficient and environmental-friendly pulp production process. The Três Lagoas and Veracel mills have one of the lowest production costs of market pulp per ton in the world according to market consultant’s statistics when compared to Hawkins Wright 2017 chart presented above. This is the result of innovative technology, including modern processes and equipment associated with efficiency in forests and industrial operations, as well as short distances between forests and mills.

State-of-the-art research and technology

Fibria started its eucalyptus plantations at the end of the 1960s using seeds from the Rio Claro Forest Nursery (SP). At that time, four species were considered appropriate: Eucalyptus grandis, Eucalyptus saligna, Eucalyptus urophylla, and Eucalyptus alba. During the 1970s, specific provenances of E. grandis and E. urophylla proved to be the most suited to our environmental conditions and to the pulping process. Since then, many superior interspecific hybrid trees (E. grandis x E. urophylla) were generated and selected through classical breeding and used as clones for commercial plantations establishment. These eucalyptus improved clones presented significant gains in productivity, uniformity, and wood quality, giving Fibria an outstanding position on the world market. Fibria currently uses a different group of elite clones for each operational unit, which are replaced by new ones from time to time to ensure productivity evolution as well as sufficient genetic diversity at the landscape level. Innovative classical breeding technologies are constantly updated and applied for developing successive advanced generations of Eucalyptus clones.

In addition, Fibria is constantly working on alternative silvicultural methods to boost plantations productivity. The combination of silviculture and genetic improvement are essential to ensure sustainable production and the health of the ecosystems in the long term, which represents an extra challenge due to climate and economic uncertainties. The development of adapted genotypes along with the improvement obtained via silvicultural practices is critical for the sustaining of the environmental services provided by the forests for the generations to come. Thanks to continuous progress, the land currently used to supply our pulp mills is half the area that would have been required 40 years ago when forest productivity levels were much lower.

Product development has also provided important advances by both designing new functionalities and testing an innovative process setup on an industrial scale to meet the demands of the pulp and paper industry. These demands include sustainable use of natural resources, improving pulp production capacity while consuming the same or less amount of energy and chemicals for bleaching the pulp. For the papermaker, product development also aims to achieve production and product performance improvements by means of delivering customized pulp either with better machine performance, by replacing more expensive fibers or delivering improved end products properties to the consumer at the end of the value chain. Biorefinery is also part of Fibria’s strategy. Our updated roadmap on biorefinery, along with the establishment of strategic alliances, is paving the way for faster research and development of bioproducts and biofuels. Our ongoing projects and alliances envision different and more promising alternatives, not only through making use of forest biomass in nature, but also from the circling streams of the Kraft Process, such as those from lignin and modifying the pulp into microfibrillar and nanocellulose.

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

Customer base

We have long-term relationships with leading global paper manufacturers, particularly in the tissue segment. As of December 31, 2017 and December 31, 2016, most of our sales were made under contracts, some of which contain exclusivity provisions. We have traditionally focused on tissue and specialty paper producers that value the high-quality pulp we produce and the reliability of supply that we provide. Most of those producers have been our customers since our inception.

On May 4, 2015, Fibria (as intervening party and guarantor) Fibria International Trade GmbH and Klabin S.A. entered into a Eucalyptus Pulp Offtake Agreement for the supply of hardwood pulp produced at the Klabin plant in the state of Paraná (Puma Project), which had its operational startup in 2016. The agreement establishes a firm commitment for acquisition by Fibria or its subsidiaries of a minimum of 900,000 tons per year of hardwood pulp, for exclusive sale by Fibria or its subsidiaries in countries outside South America. The additional volume produced by the new plant is being sold by Klabin directly as follows: hardwood pulp in Brazil and South America, and softwood pulp and fluff in the global market. The agreement term is six years, four of which at a minimum volume of 900,000 tons and two years of a gradual reduction of volume (phase out). The volumes for the fifth and sixth years shall be equivalent to 75% and 50%, respectively, of the volume delivered in the fourth year of the agreement. The sales volume envisaged in the agreement may be reduced at any time, through prior notification, by up to 250,000 tons for a future possible integration in packaging paper (waiver). The agreement may also be renewed by mutual agreement. The purchasing and selling price shall be based on the average net price charged by Fibria, FOB (Free on Board) Paranaguá. On July 30, 2015, the agreement was approved without any reservations by the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica — CADE). Fibria sold an additional 809 kilotons in 2017 as a result of our agreement with Klabin.

Conducting our operations in a sustainable way

We are committed to operating our businesses and resources in a sustainable manner in accordance with world-class sustainability standards. In 2017, we were included in the 2017/2018 portfolios of the Dow Jones Sustainability Index, or DJSI, for emerging markets, which include a selection of companies with the best corporate sustainability practices. Since 2005, we have also been listed in the Corporate Sustainability Index (ISE) — a list of companies whose shares are traded on the B3 that maintain an elevated commitment to improved practices in the areas of sustainability and corporate governance.

We believe sustainability is an essential component of our corporate strategy and have implemented corporate governance practices and a sustainability policy, which seek to align and implement our sustainability strategy into our business model. We have a Sustainability Committee that advises our Board of Directors which is led by the Chairman of the Board and includes several independent members with diverse backgrounds. Our Sustainability Committee meets three times a year to evaluate our sustainability strategy and its implementation. We also have an internal sustainability group, the Commission for the Systemic Analysis of Sustainability, comprised of a number of our Company’s executives, whose mission is to execute and evolve the Sustainability strategy, and each of our units has a local relationship commission that evaluates the requests from local stakeholders.

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

•                  Climate Change

•                  Innovation and Technology

•                  Regional and Local Development

•                  Transparency and first mover/leader in institutional matters

•                  Supply Chain Management

•                  Business Expansion

•                  Human Capital Management

•                  Economic Management

•                  Relations with the Government

•                  Focus on the Customer

Long-term sustainability targets

In 2011, upon the recommendation of the Sustainability Committee, Fibria reinforced its commitment to this topic by introducing a set of Long-Term Targets that signal our path to 2025. The definition of these targets was based on a systems thinking methodology, carried out through a series of workshops over three months involving 40 executives from our 12 different departments with the coordination of experts from the Universidade do Vale dos Sinos (UNISINOS).

The discussions took into consideration priority issues outlined in Fibria’s Materiality Matrix and social and environmental risks identified in the Enterprise Risk Management (ERM) tool, and identified a set of 90 variables that directly or indirectly affect the management of forests and the production and sale of pulp. These variables have been grouped and form six key themes that will guide Fibria’s activities towards 2025: market and returns to shareholders; ecoefficiency; forest management model; relationship and communication with stakeholders; social acceptance and legitimacy; management of personnel and organizational culture.

The intersection of these issues led us to establish Long-Term Targets for 2025, which are annually monitored by the Executive Board. These targets are not exhaustive or static and can evolve or include new commitments, as the market, we or society demand it. Additionally, the Long-Term Targets do not replace the conventional tools of management, including Short-Term Targets, which will be aligned with the Long Term. In addition to the Long Term Targets highlighted below, Fibria announced in early 2017 Long Term Targets related to water usage.

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

Benefits:

•      lower concentration of land

•      greater availability of land for other purposes

•      increased competitiveness and greater return to shareholders

2017 results: 11.80 tons of pulp per hectare per year (potential of new clones effectively recommended for commercial plantations).

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

•                  initiatives of energy efficiency

Benefits:

•                  reducing atmospheric concentrations of greenhouse effect gases

Note: net annual capture is defined by the difference between the total capture by planted and native forests and the direct and indirect carbon emissions from forestry, industrial and logistics operations throughout the cycle of production of pulp, from the nursery to the customer.

2017 results: net capture of approximately 6.5 million tCO2eq.

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

2017 results: 24.8 thousand hectares under restoration from 2012 to 2017.

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

2017 results: 51.1% reduction in industrial solid waste to landfills in relation to 2011.

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

2017 results: 70.6% of approval on average (research is conducted every three years).

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

•                  increased managerial and technical skills of community members

•                  autonomy of the communities in relation to the private and public sectors

•                  stimulation of the construction of social capital

•                  reduction of conflicts and maintenance of good relations with neighboring communities

2017 results: 23.6% of the projects are considered self-sustainable.

Optimize water management

Our target unfolds within the forestry, nursery, and industry operations:

1.              Water in the forest:

Our objective is to accomplish landscape planning in critical watersheds, where there is high water demand and significant occupation by eucalyptus plantations. We are also focused on understanding the effects of climate change on water availability and disseminating technical knowledge about hydrology aiming to help our neighbors. We intend to accomplish this by:

•                  Determining a methodology able to quantify the impact of regional climate and different types of land use on water resources.

•                  Developing hydrological indicators to better evaluate landscape planning in these watersheds; and

•                  Determining an efficient plan to share technical knowledge with people located in the watersheds.

Benefits:

•                  Based on detailed monitoring of water use in the eucalyptus forests, Fibria aims to set a sort of quantitative goals, and then mitigate possible conflicts related to overlapping of water use; and

•                  This process enables decision making on the most appropriate landscape management for the production of high-productivity forests with less impact on water and environmental resources in Fibria’s areas.

2017 results:

•                  Based on physical, social, and hydrological characteristics, we selected three watersheds to monitor.

•                  Established a strategic environmental monitoring plan; and

•                  Established monitoring indicators to evaluate the effect of management in the watershed in partnership with specialists from Luiz de Queiroz College of Agriculture (Esalq/USP).

2.              Water in nurseries:

Our target is to reduce by 17% water consumption per seedlings produced (liter/ seedlings produced), through:

•                  Use of substrate with higher water retention capacity

•                  Daily monitoring and management of water consumption

•                  Use of new technologies for seedling production

•                  Reuse of rainwater for irrigation

Benefits:

•                  less withdrawal of water from natural sources

•                  reduction of environmental impacts

•                  increased production efficiency; and

2017 results: 14.7% reduction in nursery water consumption per seedlings produced. The improvement in 2017 is primarily due to the increase in production of seedlings

3.              Water in the industry:

Our target is to reduce by 17% water consumption per ton of pulp produced (m³ of water/ton of pulp), through:

•                  Thematic Committees that study opportunities to improve water consumption at the mill

•                  Daily monitoring and management of water consumption

•                  Structured projects to replace water use to effluent use

Benefits:

•                  less withdrawal of water from natural sources

•                  reduction of waste water volume

•                  reduction of environmental impacts

•                  increased production efficiency; and

•                  reduction of water to be treated and consequently less use of chemicals

2017 results: 4.8% reduction in industrial water consumption per ton of pulp produced

Corporate Governance

Our Governance, Risk and Compliance (GRC) department, is directly linked to the Chairman of the Board of Directors and reports to the Statutory Audit Committee to ensure its independence. The GRC covers the following processes: Internal Audit, Corporate Governance, Risk Management, Internal Controls, Compliance, Ombudsman and encompasses the following compliance of policies; derivatives, debt and investments pricing; market and credit risk analyses; crisis management; business continuity planning and Enterprise Risk Management (ERM). The goal of the ERM is to identify and analyse Fibria and its wholly owned subsidiaries´s significant risk through a well-defined methodology that all significant risks are mapped and analyzed, with the appropriate treatment and control determined, in accordance with the Risk Management policies approved by the Board of Directors. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and “Item 16B — Code of Ethics”.

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

In 2016, the Controls and Compliance Area also performed a Risk Assessment on Relationships with Public Agents. This initiative was enacted to identify Fibria´s interactions with public agents such as politicians, government entities, among others.

According to the Compliance Program, the following themes were addressed throughout the year: Anticorruption, Antitrust, Legal Representations, Donations, Partnerships, Sponsorships, Portocel Internal Controls Review.

In 2017, a broad internal communication campaign was carried out throughout the Company, including the international offices, in order to strengthen its Compliance Program. The main goal of this campaign is to reinforce the ongoing compliance initiatives at Fibria within the Program, focusing on Anticorruption and Antitrust pillars.

Reflections on Ethics and Integrity themes were promoted through various communication pieces, which included posters, banners, e-mail marketing, internal contests and an interactive lecture with the philosopher Clóvis de Barros Filho. The goal was to raise awareness among employees and third parties about the importance of Antitrust and Anticorruption laws/practices and also educate about the expected conduct of each person in their day to day work.

Additionally in 2017, a specific review on corporate governance best practices at Fibria´s investees, Veracel and Portocel, was conducted, which mainly focused on internal regulation and policies.

At Veracel the main goal was to implement the Internal Regulations for the Executive Board, Board of Directors and for the Audit Committee.

At Portocel, the main goal was to enhance the corporate governance through the implementation of Internal Regulations for the Executive Board and Board of Directors. Also Portocel developed specific policies as it follows: Social and Environmental Investments, Anti-Corruption, Defense of Competition Law.

The entire monitoring process and environmental review is properly documented and reported to senior management on a quarterly basis, with annual sign-off of the control chart by all governing bodies through a specific tool, GRC Process Control, which increases adherence to best governance practices.

In compliance with section 404 of the Sarbanes-Oxley Act and CVM Instruction 480/92, the effectiveness of internal controls of the Company’s financial information is based on criteria established in COSO Internal Controls — Integrated Framework (2013).

Our Strategies

Increase our market share in the international pulp market

We intend to benefit from our competitive strengths to further increase our market share in the international pulp market. We have focused our marketing efforts on the sale of BEKP to tissue manufacturers, a market segment that, in addition to being generally more stable than other market segments, has experienced global consumption growth at an average annual rate of approximately 3.3% during the period from 2007 to 2017, according to PPPC.

According to a 2017 forecast by PPPC, global tissue consumption is expected to continue to grow at the same rate of 3.3% from 2017 to 2021, with China accounting for approximately 44% of the total tissue consumption growth during this period.

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

On May 4, 2015, we entered into an offtake agreement with Klabin for the supply of eucalyptus hardwood pulp produced at the Klabin plant in the state of Paraná (the Puma Project), which comprises a pulp production capacity of 1.1 million tons of hardwood and 400 thousand tons of softwood and fluff and which had its operational startup in 2016. The agreement establishes a firm commitment for our acquisition of a minimum of 900,000 tons per year of hardwood pulp, for exclusive sale in countries outside South America. The additional volume produced by the new plant will be sold by Klabin directly as follows: hardwood pulp in Brazil and South America, and softwood pulp and fluff in the global market. The agreement term is six (6) years, with the last two years being a gradual phase out period, and may be renewed by mutual interest. The pulp volumes derived from the deal with Klabin are included in Fibria’s global commercial strategy. Besides our business rationale that Klabin’s volumes are being placed into the market in a smoother way with respect to impact on pulp prices than by a newcomer in the hardwood market pulp industry, due to our commercial and logistics expertise, the deal is allowing us to obtain logistics and commercial optimization and synergies, support our customers’ growth, enhance our ability to meet customers’ needs, and represents potential for the development of new customers.

Enhance our financial strength and corporate governance

Our total consolidated indebtedness as of December 31, 2017 and 2016 amounted to R$19,299 million and R$16,153 million, 91.2% and 93.0% of which represented long-term indebtedness, respectively. After a successful financing of the Horizonte 2 project, we remain in the search for competitive financing sources to improve our capital structure, recover and maintain our investment grade rating and secure financing for our growth strategy under favorable market conditions.

As a credit quality recognition in 2017, Fitch reaffirmed the investment grade rating for Fibria and revised the Company’s outlook to positive from stable. S&P also reaffirmed the investment grade and revised the outlook to stable from negative, despite Brazil’s sovereign rating downgrade. For a more detailed description of our Liability Management Plan, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Liability Management Plan.”

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

During 2015, we started to implement a new trailer to transport wood logs and woodchips, internally called PIFF, which is lighter than the regular trailer available in the market and allows a 10% yield increase on wood volume transportation. The PIFF trailer was developed by us with the Brazilian university UFSCAR and currently we are under process for intellectual property registration. With such new trailers, we focus on the wood costs reduction, which are among the most relevant of our pulp production costs and therefore a priority for us. Considering all the wood logs transportation by truck we have, the PIFF is currently operational on 100% of our Três Lagoas, 51% of our Jacareí unit and 35% of our Aracruz unit.

In 2015, we implemented a harvest mechanization project in our hilly-forested areas of Vale do Paraiba located in São Paulo state, which provides wood for our Jacareí unit. Previously, the mechanized harvest was locked up at 24 degrees steep. With the project, we increased our harvest productivity through mechanized operation in hilly areas until 35 degrees. Therefore, harvest with manual staff decreased significantly to areas extremely steep only. Besides the operational gain, mechanized operations also represents an improvement in safety. In 2016, all efforts of the harvesting operation were directed toward consolidation of mechanization in areas between 24 and 35 degrees. In 2017, Fibria implemented the artificial anchoring process, increasing the mechanization in the areas up to 35 degrees reducing by 18% the areas of mixed harvest. We also finalized the study of the implementation of the T-winch equipment (anchorage of machines), with implementation scheduled for 2018. The expectation is an advance in the process of mechanization of the areas between 35 and 40 degrees.

In 2015, we launched a maritime shipping project at Portocel to increase the wood cargo handling for our Aracruz unit, which started up in 2017. We expect this initiative improve our competitiveness through the reduction in wood costs.

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

With the structural change on our forest base from its current state to the target composition of categories that we expect to achieve in 10 years, we will be able to reduce our wood operating costs and capital expenditures and therefore increase our competitiveness. The dynamics of forest base change related to such goal means that we will seek for opportunities to purchase or lease more attractive areas, divest from unattractive tracts, as well as implement technologies that will lead us to the structural wood cost.

In December 2015, we executed a real estate purchase and sale commitment with VSA, for: (i) the selling by us of the rural real estate located in the cities of Votorantim and Sorocaba, in the State of São Paulo, totaling 5,042 hectares, for the amount of R$172 million and (ii) the purchase from VSA of the rural real estate located in Capão Bonito and Itapeva, also in the State of São Paulo, totaling 33,994 hectares, for the amount of R$452 million. Such transaction was intrinsically in accordance with our target composition of land categories. During 2017, according to our strategy to reduce the structural forestry cost in São Paulo unit, we purchased wood from the market for R$12 million with future leasing of this area of 993 hectares, with lower operational cost, higher productivity, lower declivity, average distance of 90 km from the mill and optimized transportation setup. This initiative allowed us to remove from the supply plan of this unit 1.77 thousand hectares, especially in Minas Gerais state, where there is lower productivity and average distance of 370 km from the mill. In Aracruz Unit, we purchased 729 hectares, with average distcance of 75 km from the mill, in line with the strategy of reducing operational cost, mitigation of climate change risk, and allowing future write offs of unattractive areas.

Continue to develop innovative technology in the forestry area

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

By continuing to focus on cutting-edge technological research and development, we aim to strengthen our position as one of the leading developers of technology in the forestry area, to maintain our position as a low-cost producer while meeting our standards of high quality production, to increase the portfolio of products that we offer to our customers and to maintain our reputation as an environmentally friendly and socially responsible manufacturer, while increasing the value of our forestry biomass. For instance, in

2012, Fibria and Ensyn Corporation created a strategic alliance involving a 50/50 joint venture for the production of cellulosic liquid fuels and chemicals in Brazil. More recently, in connection with Fibria’s vision of creating new products from its forest base, Fibria recorded a major advance on the lignin research front by acquiring the assets of the Canadian company Lignol Innovations, now known as Fibria Innovations and also acquired a participation in Celluforce, entering the nanocrystalline cellulose business. During 2017 Fibria also moved even further in this direction through the acquisition of shares in Spinnova, a Finnish startup that develops sustainable technologies for the textile industry using use wood fibers.

Sustainability

For Fibria, sustainability involves incorporating social and environmental aspects, long-term value generation strategies and stakeholder views resulting from dialogue into the business strategy and management. We are part of a value chain that gives importance to numerous aspects beyond traditional operations, such as developing a skilled and engaged workforce, managing and promoting projects that promote the growth and welfare of neighboring communities, preserving and recovering native forests, sequestering carbon, sustainable pest control, reducing waste, managing with transparency, and strengthening communication channels with civil society, the government and media. Sustainability embodies the recognition of public opinion, customer loyalty, employee pride and trust of partners and neighbors. Furthermore, it decreases risks, creates opportunities and makes us stronger to meet the needs of an increasingly demanding market that is mindful of the planet’s delicate balance.

Since 2015, Fibria has had a Sustainability Policy, approved by the Board of Directors and available on the Company’s Investor Relations website, making a further contribution to the governance of our aspirations, which are already an integral part of our business proposition.

In 2016, Fibria published a position paper on human rights, disclosing the Company’s commitment to respecting and supporting universally recognized basic human rights, as well as establishing principles and regulations to value and protect these rights in its direct or indirect activities and its production chain.

In 2017, Fibria published a Supplier Relationship Manual, in line with its Code of Conduct, that seeks to develop Fibria’s supply chain by ensuring transparency, consolidating its values and principles, and encouraging best practices.

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

Fibria’s Strategy for Community Relations and Social Investment includes five levels: survey and diagnosis of impacted communities, Relationship Prioritization Matrix, dialogue enhancement, relationship methods and tools, and monitoring. In 2016, over 7,000 families were benefited in multiple ways from their involvement in Fibria’s social-environmental programs. Since 2009, Fibria has invested over R$200 million in its programs of social development. In 2017, over 400 new families joined Fibria’s social projects, totaling 7,447 families with evidenced income being generated from these projects. In 2017, 4,000 families were involved in the Rural Territory Development Program (PDRT) in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo. The increase in wages since the beginning of the project is equivalent to approximately 2 to 4 minimum monthly wages per family. These funds come from Fibria and third parties such as the BNDES, the Votorantim Institute and members of the Responsible Network, comprised primarily of the Company’s suppliers and customers.

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

Relationship with specific communities

Fibria’s relationship with some communities particularly in the north of Espírito Santo and the south of Bahia, require special attention because they are historically more susceptible to conflicts, or are socially vulnerable. Fibria develops initiatives in which different entities — such as other companies, governments, third sector organizations and the communities themselves — are engaged, and seek to build, together, solutions of common interest. We have served the communities either directly or through engagement with other entities who can also contribute to finding solutions, such as the government, in its various echelons, NGOs and other companies. Some communities have received special attention from us, which has been developing specific social inclusion projects, often with input from government agencies and independent socioenvironmental agencies. This is the case of communities known as quilombolas (descended from former runaway slaves) and indigenous communities of the Tupiniquim and Guarani ethnicities. Members of the Landless Workers’ Movement (MST) and families of local fishermen are yet other cases in point.

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

The Alvorecer Project initiative began in 2011 when the Company agreed to negotiate with the National Institute for Settlement and Land Reform in Bahia (INCRA/Bahia) and facilitate the expropriation of land. Since then, the project has been consolidating itself as the most advanced model of a cooperative agricultural production system in the country. During this period, 370 technicians were trained through the program “Yes You Can”. The subprojects “Plantas Medicinais e Medicamentos da Biodiversidade em Sistemas Produtivos Agroflorestais” and “Monitoramento e Análise das Condições de Vida e Saúde e Fortalecimento das Ações de Saúde” are contributing to a significant improvement in the participants’ health.

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

Our Products

Pulp

In 2017, we produced 5,642 kilotons of pulp representing 34% of total Brazilian hardwood pulp production. In the past few years, the share of Fibria in total Brazilian hardwood pulp production was, respectively, 38% and 32% in 2016 and 2015.

The following table sets forth the breakdown of our BEKP net revenues by region for the periods indicated.

	2017		2016		2015
	(million Reais)		(million Reais)		(million Reais)

Pulp Net Revenues
Europe	3,701	32%	3,508	37%	4,312	43%
North America	2,357	20%	2,072	22%	2,468	25%
Asia	4,563	39%	3,040	32%	2,390	24%
Brazil/Others	1,026	9%	905	9%	818	8%
	11,647	100%	9,525	100%	9,988	100%

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

Our forestry base is broad and diversified, comprised of total forestry area of approximately 1,092 thousand hectares as of December 31, 2017 located in 6 Brazilian states, consisting of approximately 656 thousand hectares of planted areas, approximately 374 thousand hectares of preserved areas (excluding the forest base linked to the sale of forest assets in Southern Bahia State and Losango), and 61 thousand hectares related to other uses such as roads.

The following table describes the location and the area of our forest base as of December 31, 2017:

State	Plantation	Conservation	Other	Total

	(in hectares)

São Paulo	81,663	55,216	9,180	146,059
Minas Gerais	11,797	9,740	862	22,399
Rio de Janeiro	1,517	1,432	211	3,161
Mato Grosso do Sul	307,322	127,789	22,767	457,878
Bahia(1)	135,562	111,687	14,394	261,643
Espírito Santo	116,867	63,578	12,267	192,712
Rio Grande do Sul	1,387	4,841	1,531	7,758
Total(2)	656,115	374,283	61,212	1,091,610

(1)                                 Includes the forests associated with the production facility of Veracel. Excludes forest base linked to the sale of forest assets in Southern Bahia State.

(2)                                 Excludes forestry partnership program areas (133 thousand hectares with 76 thousand forested hectares).

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

Pursuant to the Brazilian Forestry Code (Law No. 12,727/ 2012), we are required to set aside 20% of our areas for preservation, conservation and environmental recovery. The Company is located in the Atlantic Rain Forest and Cerrado, two biodiversity hot spots, and in 2017, we maintained 374 thousand hectares, of our forest base for conservation purposes. These areas consist of either natural forests, riparian buffer zones, or natural vegetation with specific ecological characteristics. Furthermore, we maintain a restoration program to recover degraded areas and endangered flora species.

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

In 2017, we conducted participated or supported 58 initiatives related to biodiversity, water, climate change and forestry management improvement. The endeavors cover different types of water resources and biodiversity monitoring as well as endangered species protection, environmental education, carbon sequestration and landscape planning.

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

In 2017 the new production line at the Três Lagoas Unit was included in the scopes of certifications.

The certification base involves the areas that are under the direct management of Fibria (own, leased and partnerships) and have the certifications as per the table below:

Unit	FSC®	Cerflor/PEFC

Três Lagoas	Certified License Code: FSC-C100704	Certified
Jacareí	Certified License Code: FSC-C100042	Certified
Aracruz	Certified License Code: FSC-C110130	Certified
Veracel	Certified License Code: FSC-C017612	Certified

Fibria encourages its suppliers to seek certification and assess the origin of raw material (timber) by using the FSC® due diligence system to ascertain the legality, environmental and social issues in areas that are not in the scope of certification.

All of Fibria’s Units are certified by the FSC® and CERFLOR/PEFC on Forest Management and Chain of Custody categories. Each system has its own principles and criteria. These certifications attest that the Company’s pulp is produced from planted forests managed responsibly.

Industrial

Fibria highlights the following aspects of our industrial operations:

•                  Eco design and eco-efficiency

•                  Water footprint program

•                  Controlled emission of carbon dioxide

•                  Focus on operational stability

In our industrial operations, the pulp is extracted from the wood by a process known as the Kraft Process. Among the numerous advantages from an environmental standpoint, it is self-sufficient in thermal and electrical energy, since biomass is the main input used to produce them.

The extraction flow consists of a wood cooking process, a bleaching stage, and a final dryer stage. Once the logs are transported to our production facilities, they are unloaded and then taken by conveyor belt to be debarked and chipped. After that, wood chips are sent to digesters, where they are mixed with chemicals and cooked under temperature and pressure. During this process, lignin and resins are removed from the wood. Once removed, the lignin is used as fuel to produce thermal (steam) and electrical energy for our pulp mills. The used chemicals are removed at various stages of the production process and recycled within our pulp mills.

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

The following table provides certain information regarding our production facilities and production for the years indicated:

		Annual Production	Production for the Year Ended December 31,
Facility	Location	Capacity	2017	2016	2015
		(in thousand
		tons per year)
Pulp Units:
Aracruz	Espírito Santo	2,340	2,227	2,207	2,328
Três Lagoas	Mato Grosso do Sul	3,250	1,822	1,236	1,248
Jacareí	São Paulo	1,100	1,042	1,028	1,047
Veracel (1)	Bahia	560	551	550	562
Total		7,250	5,642	5,021	5,185

(1)                                 Represents 50% of the annual production capacity and production of Veracel’s pulp mill.

Eco design and eco-efficiency

As an eco-efficient company, we pursue the balance of the five essential elements for life in all our operations (water, air, energy, earth and people) with the strategic aim of producing less carbon intensive products. Our projects are based on “Eco Design” and all of our industrial operations are managed according to the “4R” eco-efficiency principles (reduce, recycle, re-think and re-use). We are also part of the cleaner production program from United Nations Environmental Program.

Energy

Of the total amount of thermal and electrical energy we self-generated, 90% was from renewable fuels, such as biomass and black liquor that are byproducts of the pulp production process, and 10% was from non-renewable fuels that we purchased, such as fuel oil and natural gas. In 2017, we generated internally approximately 123% of our electric energy requirements for our pulp production process including the amount of exportation.

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

Water

While not a significant cost component of our raw materials, water is essential to the production of pulp. In 2017, we used 30 cubic meters of water per ton of pulp (as compared with a consumption rate of 25 to 50 cubic meters per ton, as recommended under the EU IPPC Directive — Integrated Pollution Prevention Control — which sets out environmental protection best practice guidelines for paper and pulp mills and is widely adopted across the world as a recognized standard in production). We believe that our water usage rates are among the lowest within the pulp and paper industry and we are continually introducing new technology and implementing improvements in our industrial processes and methods to further decrease these rates. We believe that our water supplies are currently adequate.

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

Climate Change and Greenhouse gas emissions and remotions

Climate change may affect the results of our business, which is based on the use of natural resources. We therefore consider physical, regulatory risks and reputational climate-changed-related in our business strategy.

Physical risks are associated with changes in climate conditions and weather events, and the availability of water, directly affecting our activities and, at times, those of our suppliers and customers. For this reason, we have assessed our vulnerability to climate change from the point of view of the entire value chain and adopted a precautionary approach in industrial and forestry  management and operations activities.

Our main prevention measures concerning the risks above are:

•                  the control and monitoring of production;

•                  studies into the genetic improvement of eucalyptus production in order to identify those varieties most adaptable to different climate conditions;

•                  the monitoring of water consumption in forest areas, the monitoring of mill’s water withdrawal and water availability;

•                  mapping areas with potential water usage overlapping;

•                  projects related to improving energy efficiency and waste energy recovery, water reuse and the stability of the industrial process;

•                  the exploration of different transport modes;

•                  waste reduction and reuse;

•                  conservation practices in soil management and improvement on fertilizer recommendations;

•                  restoration and conservation of natural areas around springs and other water resources;

•                  disclosures of greenhouse gases (GHG) emissions and remotions;

•                  IPCC (Intergovernamental Panel on Climate Change) scenarios analysis;

•                  the monitoring of global, national and local climate regulations and support or participation in associations engaged with climate related public policies.

In 2017, we published our ninth GHG emissions and remotions inventory, referring to activities of 2016. The GHG inventory considers the industrial and forestry activities of Aracruz (ES), Três Lagoas (MS) and Jacareí (SP) units, as well as their pulp export logistics operations. The report presents a net balance of 2.42 tCO2e/ton removed from atmosphere for each pulp produced, as a result of forest expansion over pasture in Três Lagoas to supply H2 while the new pulp line was not in operation.

Bureau Veritas Certification, according to ISO 14064-1 and Brazilian Program GHG Protocol, an official adaptation of GHG Protocol, verified the inventory. We will publish our greenhouse gas inventory related to 2017 activities by March 2018.

Our 2017 GHG emission inventory was based mainly on the GHG Protocol, a calculation protocol developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD), adapted by the International Council of Forest & Paper Associations (ICFPA) for the pulp and paper sectors.

In 2010, B3 launched a new Index — Índice Carbono Eficiente (ICO2) — to promote the adoption of environmental practices around climate change by Brazilian companies and since then we have been selected as part of the Index. In 2012, an Exchange Traded Fund (ETF) was launched based on the ICO2 index.

Operational Stability

The challenge of this concept consists of engaging the industrial and forestry’s operations teams in a new “Operational Strategy” in which the production rhythm would be modulated up and down, respecting the instantaneous limits of capacity of each process sector. To reach greater stability, it was necessary also to reduce the frequency and duration of the occurrences that generated stops and/or reduction of production rhythm. In 2017, the operating stability was again above 90%, evidencing the operational excellence as one of the main competitive strength and value creation driver of our company.

From 2015 onwards, the Regulatory Standard 13 (Boiler and Pressure Vessel Inspection) extended the maximum period between recovery boiler inspections from 12 to 15 months. Consequently, downtimes that used to take place on an annual basis, usually at the same time of year, are undergoing planning changes in accordance with the new regulation. In the long term, this extension will reduce costs and increase output. During 2015 to 2017, we increased our knowledge of operating stability and cost efficiency in running our mills for a 15 month period.

Below is the maintenance downtime schedule for 2016 to 2019:

Logistics

Delivery of Wood to Our Pulp Mills

Our forests, including the wood purchased in the market, are located an average distance of 270 kilometers from our pulp mills. We transport wood to our mills by truck, rail and sea barge. The trucks and sea barges are owned and operated by independent contractors who transport wood from our forests to our production facilities. In 2017, we transported approximately 19.8 million cubic meters of wood to our mills, approximately 86% by truck, 11% by sea barge and 3% by rail. Although the percentage of wood transported by sea barge and rail was relatively low, by using these transportation methods, we were able to reduce the logistics costs of our Aracruz and Jacareí mills. Transportation of wood to the mills represents a large portion of our pulp production costs, and reductions in our transportation logistics costs are priorities for us.

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

In 2015, we initiated a temporary logistical operation to transport wood from Rio Grande do Sul State to our Aracruz unit located at Espírito Santo State by coastal vessels. The wood is loaded at Rio Grande port and unloaded at port of Barra do Riacho (Portocel), which is located approximately three kilometers from Aracruz mill. The wood related to this logistic setup derives from some supply agreements settled by us (through the former VCP) with local farmers in Rio Grande do Sul State at the time we envisioned the Losango Project. We expect to still have this operation in service for the next three years. Please see “Item 4. Information on Fibria — A. History and Development of Fibria — the Losango Project”.

Due to its location in the State of Mato Grosso do Sul, which is landlocked and lacks any rail infrastructure, the Três Lagoas unit relies entirely on transportation by truck of its wood to the plant. The agreement with Wilson & Sons was terminated early by the mutual agreement of both parties.

In 2015, we started to implement a new trailer to transport wood logs and woodchips, internally called PIFF, which is lighter than the regular trailer available in the market and allows a 10% yield increase on wood volume transportation. The PIFF trailer was developed by us with the Brazilian university UFSCAR and currently we are under process for intellectual property registration. With such new trailers, we are focused on our wood costs reduction, which are among the most relevant of our pulp production costs and therefore a priority for us. Considering all the wood logs transportation by truck we have, the PIFF is currently operational on 100% of our Três Lagoas unit, 51% of our Jacareí unit and 35% of our Aracruz unit.

Distribution Planning

As a result of our commercial strategy to reinforce our position in the global pulp market and focus on long-term relationships with our customers, we invest in technology and develop best practices regarding our logistics. Our distribution planning is based on the concept of integrated systems. Therefore, our pulp mills, commercial offices and third party logistics worldwide have access to the most accurate real-time information allowing the planning team to manage Fibria’s supply chain with high standards and provide reliable logistics services to our customers, maintaining inventories in several distribution centers located in North America, Europe and Asia.

Delivery of Pulp from our Mills to the Ports

The pulp produced in our mills is handled and carried according to the strictest standards of quality and stored in warehouses designed especially for pulp — all operated by first-class logistic companies.

Pulp production enters into a tracking system right after the bailing lines. Tracking is done by barcodes reading along the whole supply chain from the end of the bailing line up to the final customer (paper maker). Pulp traceability is guaranteed all the way up to the customers’ mills, fulfilling all the requirements in any certification system.

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

Port Operations

The pulp produced for export is shipped on dedicated vessels or partial service ones — provided by carriers with long-term contracts in place — to our terminals overseas and is then delivered to our customers. We operate in two ports, Santos at Sao Paulo State and Barra do Riacho (Portocel) at Espírito Santo State.

Pursuant to a long-term agreement, South Korean Pan Ocean Co. Ltd. operates five vessels that are exclusively dedicated to our operations. We supplement this through contracts with partial service vessels chartered as required to meet export needs.

Beginning in May 2016, we started to receive Klabin´s Project Puma pulp under our offtake contract, which is delivered to us into vessels that depart from Paranaguá Port at state of Paraná. The very first vessel shipping this pulp departed with 20,000 tons with final destination to Asia.

With dedicated vessels and partial service vessels, Fibria is able to fully meet export demand, with guaranteed service quality and cost efficiency.

Port of Santos

The port of Santos is located on the coast of the State of São Paulo. From this port, we export pulp produced at the Jacareí and Três Lagoas mills, which are located approximately 150 and 750 kilometers away from the port, respectively. We have a concession from the Federal Government to operate terminals 13/14/15 (T13/14/15) and terminal 32 (T32). The concession was enacted through Companhia Docas do Estado de São Paulo—CODESP, a public company of the federal government. Although the concession of T13/14/15 expired in September 2017, the Company made a timely submission of its request for renewal, which is still pending governmental approval. Since September 2017, the Company has continued to operate T13/14/15 as before, having obtained injunctive relief to assure that it will do so during the pendency of its renewal application. This particular warehouse supports exports from the Jacareí mill. In addition to these terminals, Fibria has a contract to operate terminal T31 at the Port of Santos.

To facilitate exports out of our Três Lagoas mill, we have also signed a long-term contract with a terminal operator at Santos (T31) (Gearbulk Terminals) for additional storage capacity of 50 thousand metric tons of pulp at a specialized terminal where rail connection and vessel berth priority were also considered.

On December 9, 2015, we participated in a public auction promoted by the regulatory agency “Agência Nacional de Transportes Aquaviários - ANTAQ”, for the concession of the public areas and infrastructures for handling and storage of paper, pulp and general cargo at port of Santos for an initial period of 25 years. The Company was awarded the contract based on its proposal for the same Macuco Terminal (STS07 or Terminal 32), in the amount of R$115 million. As of December 2017, we have built a warehouse of 45 thousand tons with a capex of R$64 million to supports exports from Três Lagoas mill (H2). We are currently operating.

DP World Santos

As part as our continuous evaluation of competitive alternatives at the Port of Santos and in order to maintain our export capacity in the long term, on January 29, 2017 we hired logistic operations services for the handling of pulp, with a take-or-pay condition, to be rendered by Embraport — Empresa Brasileira de Terminais Portuários S.A., which has adopted the brand DP World Santos in its private use terminal (TUP) located at the left bank of the Santos Estuary, São Paulo State, where it will be constructed a logistic port installation dedicated to the warehousing, handling and shipping of pulp. The Company will make an estimated investment of R$700 million, of R$215 million on 2018, R$375 million on 2019 and the remaining R$110 million on 2020. DP World Santos is wholly owned by global trade enabler DP World, one of the largest container port operators in the world and recognized in the industry for its efficiency.

The port operation will start with the conclusion of construction of the new warehouse and other harbor-logistic structures, expected up to the end of 2020. It is assured the port services by the DP World Santos up to 2039, which could be extended until 2042, subject to the port authorization renew is obtained by DP World Santos.

This operation represents a significant progress in its long-term strategy in logistic, which, together with the current structure of pulp outflow used the rigth bank, pursue higher efficiency on the exports through Santos.

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

Delivery of Pulp from the Ports to our Customers

The major part of our sales to the final customer is delivered out of our overseas terminals in the United States, Europe, Mediterranean and East Asia. Again at this point, Fibria is very committed to customers’ requirements, cost advantage and environmental impacts when choosing the right option among the different modes of transportation: rail, truck, barges and coasters.

Environmental policies

The Brazilian Constitution grants the federal government, state and municipalities the power to enact environmental protection laws and issue regulations under such laws. While the federal government has the power to promulgate environmental regulations setting forth-minimum standards of environmental protection, state governments have the power to enact environmental regulations to cover regional specificities — in general more stringent than the federal standards. The municipalities may only issue regulations with respect to matters of local interest or to supplement federal or state laws. Most of the environmental regulations in Brazil are thus at the federal and state levels rather than at the local level, with environmental standards established in the operating permits issued to each plant. Applications for the renewal of operating permits are reviewed periodically.

The procedure to obtain an environmental license includes the following:

•                  the preliminary license — granted during the early stage of the planning of the facility. This license approves the project’ s characteristics and location based  upon environmental impact assessment studies and establishes the basic requirements to be met during the subsequent stages of the project implementation;

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

Environmental licenses are valid for a specified term but may be cancelled if any of the conditions or requirements imposed by the licensing authority for maintenance of the relevant license are not fulfilled.

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

All of Brazil states require licenses for the installation and operation of our industrial plants. These regulations were introduced in the last ten to twenty years. We are subject to the regulation of state environmental agencies of São Paulo, Espírito Santo, Bahia and Mato Grosso do Sul, respectively known as Companhia Ambiental do Estado de São Paulo (CETESB), Instituto Estadual do Meio Ambiente (IEMA), Instituto Estadual de Meio Ambiente (INEMA), and Instituto de Meio Ambiente do Mato Grosso do Sul (IMASUL). Pursuant to these state regulations, state authorities are empowered to regulate a company’s operations by providing company-specific environmental standards in such company’s operating permit.

Our forestry activities are jointly regulated by the Brazilian federal environmental agencies and the state environmental agencies of the States of São Paulo, Espírito Santo, Bahia, Minas Gerais, Rio de Janeiro, Mato Grosso do Sul and Rio Grande do Sul. The planting and cutting of trees is subject to prior approval by the relevant state or federal environmental agency. Brazilian law requires that at least 20% of any rural property to be registered and maintained with native species in all regions where Fibria develops its activities.

In addition, our operations are subject to various environmental laws and regulations issued by governmental authorities relating to air emissions, discharges of effluents, solid waste and odor.

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

Insurance

We maintain fully comprehensive insurance with leading insurers to cover property damage and business interruption risk, as well as in respect of international and domestic transportation. Our property insurance policy has maximum risk coverage of R$6,820 million, which we believe offers more than sufficient coverage for our current assets. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$25 million, corresponding to R$82.7 million as of December 31, 2017.

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

Joint Operations

Veracel

Veracel is a company organized under the laws of Brazil, in which each of Fibria and Stora Enso owns 50% of the equity interests (it had been a joint-venture between Aracruz and Stora Enso). Veracel grows and manages eucalyptus plantations and operates a pulp mill in the city of Eunápolis, in the State of Bahia. Veracel produces BEKP and has an annual production capacity of 1.12 million metric tons.

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

C.                                    Organizational Structure

The chart below shows our organizational structure as of December 31, 2017 (% of total capital):

Subsidiaries
Joint Operation
Minority Interest
Joint Venture
FIBRIA CELULOSE S.A.
ASAPIR Produção Florestal e Comércio Ltda.
50%
Fibria Terminal de Celulose de Santos SPE S.A
100%
F&E Tecnologia do Brasil S.A.
100%
F&E Participações do Brasil Ltda.
99,9 %
Projetos Especiais e Investimentos Ltda.
99,9 %
Fibria Terminais Portuários S.A.
100%
Bahia Produtos de Madeira S.A.
21,8590 %
43,7194 %
WOP – Wood Participações Ltda.
100 %
Portocel - Terminal Especializado de Barra do Riacho S.A.
51 %
Veracel Celulose S.A.
50 %
50%
F&E Technologies LLC (USA – Delaware)
100%
Fibria Innovations Inc (Canada - BC)
12,1%
Ensyn Corporation (USA – Delaware)
100%
Fibria Celulose (USA) Inc. (USA – Delaware)
48,3%
Fibria Trading International (Hungary)
51,7%
100%
Fibria Overseas Holding Ltd. (Hungary)
100%
Fibria Overseas Finance Ltd. (Cayman Island)
100%
Fibria International Trade GMBH (Austria)
100%
Branch FIT (Hong Kong)
50%
VOTO - Votorantim Overseas Trading Operations IV Limited (Cayman Island)
8,3%
CelluForce Inc. (Canadá)
18%
Spinnova Oy (Finland)
BRASIL
BRAZIL
EXTERIOR
ABROAD

Our operations are conducted by Fibria Celulose S.A. as the controlling and principal operating company. Although we are a stand-alone company, we are a jointly controlled entity of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services. See “Item 4. Information on Fibria — A. History and Development of Fibria — Our Ownership Structure.”

Among the subsidiaries presented in the chart above, we highlight:

•                  Portocel Term. Esp BR S.A.: a port terminal from where we export Aracruz and Veracel pulp production. It is a subsidiary with a 51% interest held by Fibria Celulose S.A. and a 49% interest held by Cenibra.

•                  Veracel Celulose S.A.: a joint operation between Fibria Celulose S.A. (50%) and Stora Enso (50%) where we have the Veracel Unit operations.

•                  Fibria Overseas Holding KFT (located in Hungary) is the company established to hold the participation in its subsidiary Fibria Trading International KFT (Hungary), as described below.

•                  Fibria Trading International Commercial and Servicing Limited Liability Company or Fibria Trading International KFT in its abbreviated form (located in Hungary), Fibria Celulose (USA) Inc. (located in Delaware) and Fibria International Trade GmbH (located in Austria and its branch located in Hong Kong): subsidiaries established for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America.

•                  Fibria Overseas Finance Ltd (Cayman Islands) and Voto IV (Cayman Islands): established in order to facilitate access to the international financial markets. Fibria Overseas was the issuer of Fibria Notes 2019, 2020, 2021,2024, 2025, 2027 and Voto IV was the issuer of Voto IV notes in 2005.

•                  Ensyn and F&E Technologies LLC (Delaware — USA): future investments in the production of cellulosic liquid fuels and chemicals in Brazil.

•                  CelluForce (Montreal — Canada): future investments in the commercial production of CNC in South America.

•                  Spinnova: future investments in the production of staple fibers and yarns, if the products reaches the commercial stage.

D.            Property, Plant and Equipment

Overview

Our principal executive offices are located in the State of São Paulo, where we concentrate our financial, administrative and trading functions.

Aracruz Unit

The Aracruz unit is located in the State of Espírito Santo. We acquired it as part of the Aracruz Acquisition. It has three production lines: Fiberline A, Fiberline B and Fiberline C. Its nominal production capacity is approximately 2.34 million metric tons of market pulp. Its area totaled 363 thousand hectares at the end of 2017, of which 213 thousand hectares was eucalyptus plantation, 129 thousand hectares was covered with natural preserved ecosystems (preservation area), and 21 thousand hectares had other uses. The Aracruz unit is located approximately three kilometers from the port facilities at Aracruz (Portocel), of which we own 51%.

Jacareí Unit

The Jacareí unit is located in the State of São Paulo and has a nominal production capacity of approximately 1.1 million metric tons of market pulp. Its area totaled 157 thousand hectares at the end of 2017, of which 87 thousand hectares was eucalyptus plantation, 60 thousand hectares was covered with natural preserved ecosystems (preservation area), and 10 thousand hectares had other uses. The pulp produced at the Jacareí unit is transported by rail to the port of Santos, which is 150 km distant from the unit.

Três Lagoas Unit

The Três Lagoas unit is located in the State of Mato Grosso do Sul with a production capacity of 3.25 million metric tons of market pulp, the largest bleached hardwood kraft market pulp facility in the world. At year-end 2017, the Três Lagoas unit’s area totaled 458 thousand hectares of which 312 thousand was eucalyptus plantation, 123 thousand hectares was covered with natural preserved ecosystems (preservation area), and 23 thousand hectares had other uses. Três Lagoas’ pulp production is transported from the mill by a reliable multi-modal (truck and rail) system on a daily basis to the port of Santos, which is 920 km distant from the unit by rail and 788 km by truck.

Veracel Unit

We have a 50% interest in Veracel, which owns and operates a pulp mill in the municipality of Eunápolis, State of Bahia, with an annual production capacity of 1.12 million metric tons market pulp. The pulp produced in the Veracel unit is transported to Portocel, which is located an average distance of 541 km from Portocel.

The following table sets forth the distance between our forests (including the transport of wood purchased in the market) and our mills, the distance of these mills to the port of embarkation, and the nominal capacity of each mill at December 31, 2017:

Facility	Distance from forest to pulp mill	Distance to port of Santos	Distance to port of Portocel	Pulp capacity (tons/year)
Aracruz	473 km	—	3 km	2,340,000
Veracel (50%)	61 km	—	541 km	560,000
Três Lagoas	92 km	788 km	—	3,250,000
Jacareí	222 km	150 km	—	1,100,000
Fibria	270 km	—	—	7,250,000

Eucalyptus forests

Currently, we obtain the majority of our wood from 656 thousand hectares of forest plantation from a total of 1,091 thousand hectares (São Paulo, Rio de Janeiro, Espírito Santo, Bahia, Mato Grosso do Sul, Minas Gerais and Rio Grande do Sul, not including forest partnership program areas, the forest base linked to the sale of forest assets in Southern Bahia State and Losango). While we have enough wood to fulfill our needs, from time to time and when the terms are attractive we purchase wood from unrelated third parties to be used in our pulp mills.

As of December 31, 2017, we also had over 1,917 forest partners of the forestry partnership program with 133 thousand hectares of land tracts with approximately 76 thousand hectares of planted areas (mostly in Espírito Santo, Bahia, Rio Grande do Sul and São Paulo states), making our wood supplies relatively dispersed. Our forests, including the wood purchased in the market, are located an average distance of 270 kilometers from our pulp mills. Brazilian forest legislation requires that private properties have at least 20% of the area kept for conservation of native ecosystems, fragments of wild life or natural restored forest area (through planting of indigenous species). Of our own forests, approximately 60% are eucalyptus forest plantation, while 34% is conservation forest and the remaining 6% has other uses.

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

In 2017, as part of our reforestation efforts, we planted approximately 96 thousand hectares of eucalyptus in order to maintain our mills wood supply and pulp production. The harvested eucalyptus forests yielded between 35 and 42 cubic meters of wood per hectare per year that is an average of 230 m³/ha/year at around 6 years harvesting age. Our forest productivity reflects the excellent climate and soil conditions for growing eucalyptus trees in all Brazilian states, with enough incidences of both sunlight and rainfall.

We operate four nurseries that in 2017 expedited over 117 million plants (rooted cuttings/seedlings), all of which were planted in our forests or supplied to the Forest Savings Program. To develop our eucalyptus forests, we select trees after precise genetic field trials, elite selected trees are cloned (cultivars) and then they are multiplied in large scale by vegetative propagation process (rooted cuttings). Vegetative propagation allows us to plant trees with the most favorable genetic characteristics for pulp production. These characteristics include fast growth rate, good quality of wood fibers, resistance to disease and “self-pruning” branches. Greater tree standardization provided by cloning also permits us to increase mechanization in tree harvesting, logging, and mill transportation, making it easier to adjust equipment and machinery to topographical conditions.

We continue to review our efforts at community relations and the common good, as part of our contribution to social and economic development. For example, we invited our neighbors again to join the Forestry Savings Program that is an opportunity to have a share of the forest benefits as to diversify their production chain and to increase their property income in a partnership project. As of December 31, 2017, local farmers, mostly small properties, had already planted 9 thousand hectares (including Veracel) of forests with our support.

Expansion

Horizonte 2 Project

After the conclusion of viability studies and detailed analysis by the Company management since 2014, the Board of Directors, during an Extraordinary Board of Directors Meeting held on May 14, 2015, approved the expansion plan of the Company consisting of the construction of a new line of pulp production in the city of Três Lagoas, state of Mato Grosso do Sul, called Horizonte 2 Project. The expansion of the Três Lagoas unit is the current option for Fibria’s growth for the creation of shareholder value.

The Horizonte 2 is a brownfield project, which consists in the construction of a new bleached eucalyptus pulp production line with capacity of 1.95 million tons per year. The total investment is estimated to be U.S.$2.2 billion (the remaining disbursements are expected to occur in the first half of 2018). At full capacity, the facility will generate an additional 130 MWh of surplus energy.

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

The bulk of investments have been incurred since 2016 up to the first half of 2018. The funding strategy of the project consists of low-cost long-term financing lines, such as export prepayment agreements, Agribusiness Receivables Certificates, export credit agencies Finnvera, BNDES and FDCO (Midwest Development Fund), as well as the Company’s own cash flow generation. For more information on the financing facilities, see “Item 5B: Liquidity and Capital Resources”.

On August 23, 2017, we began operations at the new bleached eucalyptus pulp production line under the Horizonte 2 Project, as wood chips began to be sent to the digester on that date. The largest single pulp line in the world this will add 1.95 million tons per year to the Company’s productive capacity when the learning curve is achieved. On August 26, this line produced the first bleached eucalyptus pulp bale, successfully completing the production cycle. The pulp produced there has FSC® - Forest Stewardship Council and Cerflor/PEFC certifications. The startup of the operation was anticipated in approximately 2 months, with a reduction in total capex and capex inside the fence of US$947/t. The new plant is already contributing to the reduction of the Company’s production cash cost, increasing its structural competitiveness in the industry, strengthening its commercial positioning and expanding its long-term growth potential, making it more robust in a still fragmented sector. The wood availability in a short from forest to mill distance, the dilution of fixed costs and the sale of surplus energy are the main factors behind the Company’s improvement on cost competitiveness.

Considering all of the Company’s units, Fibria’s total annual pulp production capacity increased to over 7 million tons. In line with Company’s global sales strategy, the new volumes will be targeting the main growth markets, most notably Asia and Europe. Together with the sales under the arrangement with Klabin, the Company will sell a total volume of around 8 million tons annually.

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

As of December 31, 2016, the project had reached 77% of physical completion. In the forestry area, the year was marked by the progress in planting and the leasing of land for forest formation, the start-up of forestry tractors, the initial delivery of harvesting machinery and the hiring of workers to operate the forestry machinery. In the industrial area, the estimated start of commissioning, services and start-up of control systems continued to advance, with the integration of the two mills (Horizonte 1 and 2).

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

On August 23, 2017, the new production line started its operations, becoming the world’s largest single pulp production line, adding 1.95 million tons of pulp/year to the Company’s production capacity, with 130 MWh in surplus generation of renewable energy. As a result, total nominal production capacity at the Três Lagoas unit increased to 3.25 million tons of pulp/year, while the Company’s total installed capacity reached 7.25 million tons of pulp/year.

The Company’s future expansion plans will depend on global market conditions. Possible expansion projects include the expansion of existing mills as follows: Veracel II with a nominal capacity of 1.5 million metric tons (50% Fibria and 50% Stora Enso), a 1.5 million metric tons additional capacity from a fourth line in the Aracruz unit and a new line in the Três Lagoas unit (Horizonte III).

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

In 2012, with an initial investment of US$20 million, Fibria acquired 6.66% of Ensyn’s share capital and the option to invest additional US$10 million in its capital in the future. Furthermore, Fibria and Ensyn agreed to set up an equally owned joint venture (F&E Technologies LLC), which was duly incorporated in Delaware for future investments in the production of liquid fuels and chemicals from biomass in Brazil. In 2014, Fibria entered into an Amendment to the 2012 Share Purchase Agreement, for the acquisition of approximately 3% of Ensyn’s capital for US$10 million, increasing our interest to 9.56% of Ensyn’s capital, and also providing us with certain rights which, if exercised, would allow us to subscribe additional US$5 million in Ensyn’s capital. In 2015, Fibria executed a new agreement for the purchase of approximately 3% of Ensyn’s capital, by the payment of US$5 million in exchange of the warrant issued in favor of the Company in 2014. As a result of the acquisition of additional capital in 2015, the Company held 12.62% of the share capital of Ensyn and has the option to invest in the future additional US$10 million in its capital.

In 2017, Fibria’s ownership interest was 12.11%, due to the options exercised/forfeited by minority shareholders in Ensyn’s capital. This event did not alter any of Fibria’s rights or obligations regarding Ensyn.

Fibria Innovations

In 2015, the Company achieved a major advance in lignin research by acquiring the assets of the Canadian company Lignol Innovations. As a result, Fibria, through Fibria Innovations, became the owner of substantial intellectual property regarding the subject and established an important link with one of Canada’s leading universities, the University of British Columbia, expanding its options for the pursuit of new scientific knowledge. We are now working on making the best possible use of the quality of our patent portfolio and developing higher added value applications for lignin.

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

Spinnova

On July 6, 2017, we entered into a strategic alliance with Spinnova Oy., a private company incorporated in Finland focused on the development of low-cost and environmentally sustainable technologies for the production of raw materials for the textile industry. Spinnova’s technology uses wood fibers as the feedstock for the production of staple fibers that can be used directly in the non-wooven production or to produce yarns that can replace cotton, viscose, wool, etc. in textiles applications. This alliance included a EUR 5 million equity investment in Spinnova by the Company, equal to 18% of the equity interest of Spinnova, a Joint Development Agreement between the Company and Spinnova executed on October 17, 2017 for the development of a pilot production line to confirm the viability of technologies developed by Spinnova and pre-commercial scale production, and a Term Sheet with the main commercial conditions for the establishment of a Joint Venture between the Company and Spinnova for the production and trading of the product, if it reaches the commercial stage.

ITEM 4A. UNRESOLVED STAFF COMMENTS

We have no outstanding unresolved comments from the Staff of the SEC.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and operating results should be read in conjunction with our audited consolidated financial statements and the accompanying notes as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017, included in this annual report that have been prepared in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), as well as with the information presented under “Presentation of Financial and Other Data” and “Item 3. Key Information — A. Selected Financial Data”.

“This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Item 3. — Key Information — D. Risk Factors” and the matters set forth in this annual report generally.

Overview

We are the world’s largest producer of market pulp, with an aggregate  installed capacity of approximately 7.25 million tons of eucalyptus pulp per year. We believe that we are one of the lowest-cost producers of BEKP in the world, primarily due to our economies of scale, our modern and strategically located production facilities, the short harvest cycle of our trees and our use of high-end technology in our operations. During the first half of 2009, we acquired control of Aracruz and have fully consolidated the results of operations of Aracruz into our consolidated financial statements as from January 1, 2009. In September 2009, we adopted the trademark “Fibria” for our pulp and paper operations.

Factors Affecting our Results of Operations

Our results of operations have been affected by the disposal of assets during the five-years period ended December 31, 2017, such as: the Asset Light project (2013), the purchase and sale of rural real estate located in the State of São Paulo with Votorantim (2015) and the Losango Project (with the accounting effects recognized in 2017). In addition, our results of operations for the years ended December 31, 2017, 2016 and 2015 have been affected, and our results of operations will continue to be affected, by a variety of factors, including:

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

•                  changes in the Real/U.S. Dollar exchange rate, including the depreciation of the average Dollar against the Real by 8% in 2017 and the appreciation of 4% in 2016 and 42% in 2015, which have affected (1) the amounts as expressed in Reais of our net revenues, our cost of sales (mainly due to chemicals and freight) and some of our operating and other expenses that are denominated in or linked to U.S. Dollars and (2) our net financial expenses as a result of our U.S. Dollar-denominated liabilities that require us to make principal and interest payments in U.S. Dollars;

•                  the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the LIBOR rate, which affects our interest expense on our U.S. Dollar-denominated floating rate debt, and fluctuations in the CDI rate, which affects our interest expense on our Real -denominated floating rate debt;

•                  inflation rates in Brazil, which were 2.9% in 2017, 6.3% in 2016 and 10.7% in 2015, as measured by the IPCA, and the effects of inflation (deflation) on our operating expenses denominated in Reais and our Real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•                  changes in accounting policies and the Brazilian Corporation Law, as discussed elsewhere herein.

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

World pulp prices are cyclical because demand for paper depends heavily on general economic conditions and because production capacity adjusts slowly to changes in demand. For the year ended December 31, 2016, BEKP average reference prices in North America, Europe and Asia were U.S.$850, U.S.$696 and U.S.$517 per ton, respectively. In 2017, the average prices were U.S.$1,013 per ton in North America, U.S.$820 in Europe and U.S.$640 per ton in Asia, respectively.

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

Brazilian economic environment

Our results of operations and financial condition, as reported in our consolidated financial statements, have been affected by the rate of Brazilian inflation and the rate of appreciation or depreciation of the Dollar against the Brazilian currency, considering an annual average rate. The table below shows the Brazilian National Consumer Inflation Index (IPCA), depreciation (appreciation) of the average Dollar against the Real and the period-end exchange rate and average exchange rates for the periods shown:

	2017		2016		2015		2014		2013
Inflation (IPCA)	2.9%		6.3%		10.7%		6.4%		5.9%
Depreciation (appreciation) of the average Dollar vs. Real (year on year)	(8)%		4%		42%		9%		11%
Year/period-end exchange rate—U.S.$ 1.00	R$	3.31	R$	3.26	R$	3.90	R$	2.66	R$	2.34
Average (daily-weighted) exchange rate(1) U.S.$ 1.00	R$	3.19	R$	3.48	R$	3.34	R$	2.35	R$	2.16

(1)         The average (daily) exchange rate is the sum of the closing exchange rates at the end of each business day divided by the number of business days in the period.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

Our results of operations and financial condition have been, and will continue to be, affected by the rate of depreciation or appreciation of the Dollar against the Real because:

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

When the Dollar appreciates against the Real, assuming international market prices of our products remain constant in U.S. Dollars, our net sales revenue from export sales increases and we generally attempt to increase the domestic prices for our products in Reais, which may result in reduced domestic sales volumes of our products. Conversely, when the Dollar depreciates against the Real, assuming international market prices of our products remain constant in U.S. Dollars, our net sales revenue from export sales declines and we generally decrease the domestic prices for our products in Reais, which may result in increased domestic sales volumes of our products. In periods of high volatility in the Real/U.S. Dollar exchange rate, there is usually a lag between the time that the Dollar appreciates or depreciates and the time that we are able to pass on increased or reduced costs in Reais to our customers. These pricing mismatches decrease when the Real/U.S. Dollar exchange rate is less volatile.

Our consolidated U.S. Dollar-denominated indebtedness represented 59% (including currency swaps) of our outstanding indebtedness as of December 31, 2017. As a result, when the Real appreciates against the U.S. Dollar:

•                  the interest costs on our U.S. Dollar-denominated indebtedness decrease in Reais, which decrease positively affects our results of operations in Reais;

•                  the amount of our U.S. Dollar-denominated indebtedness decreases in Reais, and our total liabilities and debt service obligations in Reais decrease; and

•                  our net financial expenses tend to decrease as a result of foreign exchange gains on the Dollar debt.

A depreciation of the Real against the Dollar has converse effects.

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

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2017, our total outstanding indebtedness on a consolidated basis was R$19,299 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial results consist of interest expense, exchange variations of U.S. Dollar- and other foreign currency-denominated assets and liabilities, derivative losses or gains, and other items as set forth in Note 33 to our 2017 consolidated financial statements. In 2017, we recorded total net financial expense of R$783 million, which mainly consisted of R$ 967 million of interest expenses on loans and financings, R$277 million of foreign exchange loss on loans and financings and other assets and liabilities, R$342 milion of financial investment earnings and R$238 million on gains on derivative financial instruments.

In 2016, we recorded total net financial income of R$1,616 million, which mainly consisted of R$609 million of interest on loans and financings, R$1,385 million of foreign exchange gains on loans and financings and other assets and liabilities and R$701 million on gains on derivative financial instruments. The interest rates that we pay depend on a variety of market factors, including prevailing Brazilian and international interest rates and our risk assessments, our industry and the Brazilian economy made by potential lenders to us, potential purchasers of our debt securities and the rating agencies that assess us and our debt securities.

S&P, Moody’s and Fitch maintain ratings of our Company and certain of our debt securities. The ratings currently assigned to our foreign currency debt on the global scale are BBB-/Positive by Fitch, BBB-/Stable by S&P and Ba1/Negative by Moody’s. In January 2018, S&P downgraded Brazil’s sovereign rating from BB to BB- with a stable outlook. In November 2017, Standard & Poor’s revised the oulook to stable from negative and in January 2018 reaffirmed the investment grade rating for the Company. In December 2017, Fitch reaffirmed the investment grade rating and revised the outlook to positive from stable. Despite our increased indebtedness due to the expansion capex, our ratio of net-debt to adjusted EBITDA, our “leverage ratio”, at year-end 2017 was within the limits established by our Board of Directors in our financial policy. Fitch and S&P kept the investment grade rating due to Company’s business position as a low-cost producer, its large scale and due to the expectation, that Fibria’s leverage-ratio could be reduced with the completion of the Horizonte 2 Project. Nevertheless, any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

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

•                  goodwill impairment;

•                  employee benefits; and

•                  review of the useful lives and recoverability of long-lived assets.

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

For the assumption called “actual planted area”, we consider that the immature forests (up to two years from the date of planting) are maintained at historical cost, as a result of the management’s understanding that during this period, the historical cost of biological assets approximates their fair value.

The assumption regarding the “net average sale price” of biological assets (measured in R$/m³) is supported only in market prices research, in order to maximize the usage of external and independent data to measure the fair value of the forests.

The main assumptions used by us to determine the fair value of its biological assets are described in Note 18 to our 2017 consolidated financial statements.

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

As discussed in Note 25 to our 2017 consolidated financial statements included elsewhere in this annual report, we are party to labor, civil and tax lawsuits at various court levels. The provisions against potential unfavorable outcome of claims in progress are established and updated based on management’s evaluation and on the advice of internal and external legal counsel. In addition, we have tax and civil claims arising in the normal course of business that are assessed as possible losses, as supported by external legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims.

The Company is party to approximately 4,045 labor lawsuits, which are assigned different probabilities of loss, from remote to probable. Because of the large number of cases, the Company uses historical data as a proxy for estimating future cash outflows and to determine the provision. The legal department follows outcomes and trends carefully to identify changes in patterns or court attitudes.

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

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. We also use our judgment to define scenarios and the assumptions for sensitivity analysis included in Note 5 to our 2017 consolidated financial statements. Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect our financial position.

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

The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor. A summary of the methodologies used for purposes of determining fair value by type of instrument is presented in Note 6.2 to our 2017 consolidated financial statements included elsewhere in this annual report.

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

We performed an impairment analysis as of December 31, 2017 and did not recognize any loss as of such date. Goodwill allocated to such groups of CGUs amounted to R$4,230 million as of December 31, 2017.

In measuring the value in use, we used discounted cash flows. A ten-year period cash flow has been considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC (Weighted Average Cost of Capital) rate. WACC was adjusted to a pre-tax rate of 10.47%. A ten-year period was used as management considers that global price of pulp can be affected by several factors which generally are identified in periods longer than the production cycle of forest, which is between six and seven years.

The main assumptions used in determining value in use at December 31, 2017, are as follows:

Assumptions

Average net pulp price - U.S. Dollar/ton (*)	U.S.$641
Average exchange rate in the period - R$/U.S. Dollar	R$3.71
Discount rate - WACC (nominal and real) - %	9.37% and 6.91%

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

Employee benefits

The accounting practices of employee benefits are as follows:

(a)         Pension obligation: we participate in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, under defined contribution plans to which we pay fixed contributions to and for which we have no legal liability to make additional contributions if the fund does not have sufficient assets to honor the benefits due to employees for service in the current and prior periods. Contributions represent net costs and are recorded in the Statement of profit or loss in the period in which they are due. The amount of contributions for the year ended December 31, 2017 was R$11.4 million (R$11.7 million as of December 31, 2016 and R$9.7 million as of December 31, 2015) as disclosed in the Note 30(b) of our 2017 consolidated financial statements included elsewhere in this annual report.

(b)         Health care (post-retirement): some of our subsidiaries used to provide post-retirement health care benefits in the form of a lifetime benefit to a specific group of employees, which has since been discontinued and closed to new participants from July 2007. The liability related to the health care plan for retired employees is stated at the present value of the obligation, in the amount of R$134.8 million as of December 31, 2017 (R$136.3 million as of December 31, 2016 and R$89.9 million as of December 31, 2015). Management’s estimate of the defined benefit obligation is calculated annually together with independent qualified actuaries. The present value of the defined benefit obligation is determined through an estimate of discounted future cash outflow, utilizing the discount rate disclosed in the Note 30(c) of our 2017 consolidated financial statements included elsewhere in this annual report. Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit or loss. The changes in the present value of the liabilities of the plan regarding the actuarial gain and loss are recognized directly in shareholder’s equity, in “Other comprehensive income”.

(c)          Profit sharing and bonus plans: we recognize a liability and an expense for bonuses and profit sharing in the statement of profit or loss. As from 2015, the provisions for bonuses and profit-sharing programs are calculated based on qualitative and quantitative targets established by management and are recorded with a charge to the Statement of profit or loss under “Other operating income and expenses, net”. The total amount recorded as expenses for the year ended December 31, 2017 was R$79.8 million (R$79.2 million as of December 31, 2016 and R$96.0 million December 31, 2015).

(d)         Share-based compensation:

(i)             Phantom Share Plan: we offer a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of ours  shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. Our CEO, statutory and non-statutory officers and the general managers are eligible for the plan. The provisions are recorded with charge to the statement of profit or loss under “Other operating income and expense, net”, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period. Details regarding of this compensation plan are detailed in Note 31(i) of our 2017 consolidated financial statements included elsewhere in this annual report.

(ii)          Stock Options Plan: we operate an equity-settled transaction under which the entity receives services from employees as consideration for equity instruments (stock options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized in the statement of profit or loss under “Other operating income and expenses, net”, against the capital reserve. Our CEO, statutory and non-statutory officers and general managers are eligible for the plan. The total amount to be expensed is determined by reference to the fair value of the options granted, including any market performance conditions and the impact of any non-vesting conditions and excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on the non-market vesting conditions. If necessary, we recognize the impact of the revision to original estimates in the statement of profit or loss, with a corresponding adjustment to shareholders’ equity. Details regarding of this compensation plan are detailed in Note 31(ii) of our 2017 consolidated financial statements included elsewhere in this annual report.

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

New accounting pronouncements

The standards below have been issued and are effective for periods, as from January 1, 2018. We have not early adopted these standards.

Standard	IFRS 9 - Financial Instruments
Effective date	January 1, 2018
Main points introduced by the standard

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than in the Statement of profit or loss.

Impacts of the adoption

The Company assessed the changes introduced by the standard and concluded that its adoption will not bring significant impacts, mainly regarding the measurement of the financial instruments when compared to the principles of the IAS 39.

The main impacts are related to the financial asset’s classification. Once IFRS 9 has changed the categories for classification of the financial assets, eliminating the categories held-to-maturity, loans and receivables and available for sale, the financial assets will be classified in one of the following categories: at amortized cost (cash and cash equivalents, trade accounts receivable, other and marketable securities, for the agrarian debt bonds), at fair value through other comprehensive income (other investments - fair value method) or, at fair value through profit or loss (derivative financial instruments, warrant to acquire Ensyn’s shares and others marketable securities) at fair value through other comprehensive income or, at fair value through profit or loss.

Furthermore, some aspects regarding the presentation and the disclosure of the financial instruments in the financial statements might be changed in order to reflect the new concepts introduced by the IFRS 9.

Standard	IFRS 15 - Revenue recognition
Effective date	January 1, 2018
Main points introduced by the standard	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.
Impacts of the adoption

The Company assessed the principles and changes introduced by the new standard and concluded that its adoption will not bring impacts on the timing for the revenue recognition from contracts with customers, as well on the measurement, presentation and disclosure in the financial statements.

The existing impacts are related to the revision of internal documents and the creation and/or modification of the procedures, with the purpose of ensuring that new contracts with customers are properly evaluated and accounted according to the concepts of the IFRS 15.

Standard	IFRS 16 — Leases
Effective date	January 1, 2019
Main points introduced by the standard

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

Impacts of the adoption

The Company’s evaluation of the impacts of the new standard is in progress. Our assessment is being conducted in several areas of the Company in order to identify the existing contracts, as well as the environmental of internal controls and systems impacted by the adoption of the new standard.

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

Financial results

Financial results mainly includes: (i) the earnings from financial investments denominated in U.S. Dollars and Real; (ii) net financial gains or losses from derivatives financial instruments; (iii) interest expense, loan commissions and early redemption costs on loans (Bonds) generally denominated in U.S. Dollars and (iv) foreign exchange gains and losses.

A.                                    Operating Results

Results of operations

The following table sets forth certain items derived from our Statements of profit or loss for the years indicated:

(in thousands of Reais, unless otherwise indicated)	2017	2016	2015

Net revenues	11,739,153	9,614,817	10,080,667
Cost of sales	(8,248,416)	(7,108,346)	(5,878,209)

Gross profit	3,490,737	2,506,471	4,202,458

Selling expenses	(547,232)	(481,306)	(437,253)
General and administrative	(285,707)	(275,797)	(265,621)
Equity in results of joint-venture	49	(751)	393
Other operating income and expense, net	(339,713)	(321,167)	24,347

	(1,172,603)	(1,079,021)	(678,134)

Income before financial income and expenses	2,318,134	1,427,450	3,524,324

Financial income	419,429	282,465	221,679
Financial expenses	(1,162,617)	(751,710)	(569,793)
Result of derivative financial instruments, net	237,561	700,927	(830,128)
Foreign exchange gain (loss) and indexation charges, net	(277,058)	1,384,535	(2,507,023)

	(782,685)	1,616,217	(3,685,265)

Income (loss) before income taxes	1,535,449	3,043,667	(160,941)

Income Taxes
Current	(315,865)	(53,265)	(684,246)
Deferred	(126,240)	(1,326,786)	1,202,172

Net income for the year	1,093,344	1,663,616	356,985

Attributable to
Shareholders of the Company	1,085,265	1,654,848	342,185
Non-controlling interest	8,079	8,768	14,800

Net income for the year	1,093,344	1,663,616	356,985

Basic earnings per share (in Reais)	1.96	2.99	0.62

Diluted earnings per share (in Reais)	1.96	2.98	0.62

The following table sets forth our volume sold and net revenue by type of product:

	2017	2016	2015
Pulp:
Volumes (in thousands of tons)
Export market	5,550	4,953	4,619
Domestic market	662	551	499
Total	6,212	5,504	5,118

Net revenue (in millions of R$)
Export market	10,621	8,620	9,169
Domestic market	1,026	905	819
Subtotal	11,647	9,525	9,988
Services, allocated on pulp segment	92	90	93
Total pulp	11,739	9,615	10,081

Average prices (in R$ per ton)	1,875	1,731	1,951

Year ended December 31, 2017 compared to year ended December 31, 2016

In 2017, the pulp market was characterized by a clear imbalance between supply and demand. In 2017, pulp demand remained at a high level in the main regions, following by a strong performance of paper manufactures, who increased the volumes of production to meet this higher demand. Specifically in China, producers of paper and coated ivory board had a low level of inventory at the beginning of the year and as a result of the elevated demand, inventories remained low with a high turnover rate. In this scenario, our sales reached an all-time high, with 6,212 million tons of pulp sold in 2017, 13% up on 2016.

On the supply side, our competitors faced operational unscheduled production downtimes mostly in the second half of the year. As a result, it is estimated that around 1.2 million tons of hardwood pulp were prevented from reaching the market in 2017. This volume added to other capacity reductions, such as those resulting from conversions to other types of pulp and integration with paper machines of volumes previously destined to the market, was more than sufficient to minimize the impact of the ramp up of new capacities in Asia and Brazil, such as the start-up of Horizonte 2, leading to a decline in available pulp volume and creating a very competitive market environment.

The combination of all these factors created favorable conditions for the announcement of consecutive price increases in almost all the months of the year, totaling 11 announcements throughout the year.

Our net revenue totaled R$11,739 billion in 2017, 22% more than in 2016, due to higher sales volume and the 18% increase in the average net price in dollars compared to 2016. As a result of the favorable pulp price scenario and higher sales volume, the Adjusted EBITDA totaled R$4,952 billion (margin of 49%, excluding the volumes from the Klabin agreement), 32% up on 2016. We closed the year with net income of R$1,093 billion and free cash flow of R$2,025 billion.

Please see below the breakdown from Adjusted EBITDA to Adjusted Free Cash Flow:

Adjusted Free Cash Flow (R$ million)	2017	2016
Adjusted EBITDA	4,952	3,742
(-) Total capital expenditures	(4,673)	(6,182)
(-) Dividends	(395)	(306)
(-) Interest (paid)/received	(771)	(440)
(-) Income tax	(36)	(106)
(+/-) Working capital	(50)	753
(+/-) Others	12	(25)
Free Cash Flow	(961)	(2,564)
(+) Capital expenditures related to Horizonte 2 project	2,537	4,028
(+) Dividends	395	306
(+) Pulp logistics	54	122
Adjusted Free Cash Flow	2,025	1,891

In 2017, pulp production totaled 5,642 thousand tons, 12% higher than in 2016, mainly because of the start up of Horizonte 2, which produced 559 thousand tons in 2017. Sales volume totaled 6,212 thousand tons in 2017, 13% higher than 2016, chiefly due to the start-up of the Horizonte 2 Project, whose output was mostly exported to Asia, and the fact that the agreement with Klabin was valid during the entire year, versus only eight months in 2016 (Fibria began buying pulp from Klabin in May 2016), adding 331 thousand tons between 2016 and 2017. Pulp inventories closed at 48 days, just 1 day more than in 2016.

The pulp production cash cost was R$637/ton in 2017, 6% less than in 2016, mainly due to the reduced impact of scheduled maintenance downtimes, higher dilution of fixed costs as a result of the Horizonte 2 effect, which also impacted on a higher utilities result (energy sales).

The financial result was a net expense of R$783 million in 2017, versus a net income of R$1.6 billion in 2016, mainly due to the impact of the exchange variation on U.S. Dollar-denominated debt (the dollar appreciated 1.5% against the real in the period), and the lower positive result of the mark-to-market of derivative financial instruments in 2017 compared to 2016, partially offset by higher interest expenses on loans and financing.

We closed the year with gross debt of R$19,299 million, corresponding to US$5.8 billion, as a result of long-term and low-cost funding raised through the issuance of the notes Fibria 2027 and Fibria 2025 in the international market (in January and November 2017, respectively), the issuance of the agribusiness receivables certificates (CRAs), releases from BNDES and Finnvera contracts and export credits (prepayment) contracted in the year. Net debt ended the year at R$12,331 million (US$3.7 billion), the net debt/Adjusted EBITDA ratio in dollars decreased from 3.30x to 2.41x and the total average debt maturity was 60 months. Standard & Poor’s and Fitch maintained Fibria’s Investment Grade Status throughout Horizonte 2’s investment cycle, thanks to its financial discipline in leverage management, which led the Company to close 2017 with a solid financial position and a BBB-/Stable rating from S&P and a BBB-/Positive rating from Fitch.

As a result of all the above, we recorded net income of R$1,093 million in 2017, compared to R$1,664 million in 2016. The Company’s By-laws guarantee a mandatory dividend of 25% of net income after constitution of legal reserves and for this reason, the management has proposed the distribution of R$258 million as a mandatory minimum dividend, which will be submitted for approval at the Annual Shareholders’ Meeting scheduled for April.

Net Revenues

Our net revenues increase by 22.1% to R$11,739 million in 2017 from R$9,615 million in 2016, due to the 13% increase in sales volume and the 18% increase in the average net price in dollars, partially offset by the 8% decline in the average exchange rate between 2016 and 2017.

Pulp sales volume totaled 6,212 thousand tons, 13% higher than in 2016 (or 708 thousand tons), mainly due to the start up of the Horizonte 2 and higher sales volume from the Klabin contract as above mentioned.

Export sales of pulp constituted 91.2% of our pulp net revenue and 89.3% of our pulp sales volume in 2017, compared to 90.5% and 90.0%, respectively, in 2016.

In 2017, 38.9% of our total net revenues refers to Asia, 31.5% to Europe and 20.1% to North America, as compared to 31.6%, 36.5% and 21.5%, respectively, in 2016. Discounts are frequently granted to our significant customers located in Europe and North America.

Cost of Sales

Our cost of sales increased by 16.0% to R$8,248 million in 2017 from R$7,108 million in 2016, mainly as a result of (i) a 21.0% increase in variable costs to R$4.411 million in 2017 from R$3,646 million in 2016, and (ii) a 17.2% increase freight to R$1,081 million in 2017 from R$922 million in 2016. The increase in variable costs and freight are related to due to higher sales volume, including volume both from the Horizonte 2 Project and the agreement with Klabin (in effect during the entire year in 2017), partially offset by the impact of fewer scheduled downtimes in 2017 compared to 2016 and dilution of fixed costs as a result of the Horizonte 2 effect, which also impacted on a higher utilities result (energy sales).

The pulp cash production cost is one of the main components of our cost of sales. Our pulp cash production cost consists mainly of the cost of sales excluding depreciation, depletion, amortization and freight. During 2017, the main components of our pulp cash production costs were, in order of magnitude: wood, chemicals, maintenance, personnel and energy, which represented approximately 49%, 22%, 2%, 5%, and 5%, respectively, of our total cash production cost. There were no significant differences in the composition of our pulp cash production cost in 2017 as compared to 2016.

Our pulp cash production cost per ton decreased by 6% to R$637 per ton in 2017 from R$680 per ton in 2016, primarily due to a decrease of R$30 per ton in variable costs (mainly the higher utilities results regarding electricity sales), R$17 per ton due to the H2 cost effect and R$13 per ton of lower cost due to downtimes related to maintenance, which were partially offset by an increase of R$17 per ton in prices of chemical products and energy. Excluding the effect of the downtimes, our pulp cash production cost was R$618 per ton in 2017 compared to R$649 per ton in 2016.

As a result of the above, our gross profit in 2017 increased by 39.3% or R$984 million, compared to 2016 and, consequently, our gross margin was 29.7% in 2017, compared to 26.1% in 2016.

Selling Expenses

Our selling expenses increased by 13.7% to R$547 million in 2017 from R$481 million in 2016, mainly due to a 16.8% increase in expenses related to the handling, storage and transportation of goods and sales commissions to R$481 million in 2017 from R$412 million in 2016 mainly as a result of increased sales volume. As a percentage of our net revenue, our selling expenses decreased to 4.7% in 2017 from 5.0% in 2016.

General and Administrative Expenses

Our general and administrative expenses increased by 3.6% to R$286 million in 2017 from R$276 million in 2016. This increase was mainly due to a 7.0% increase in labor expenses to R$112 million in 2017 from R$104 million in the previous year as a result of standard annual adjustments to employee compensation. As a percentage of our net revenue, our general and administrative expenses decreased to 2.4% in 2017 from 2.9% in 2016.

Equity in Results of Joint Venture

Equity in results of joint-venture recorded earnings of R$49 thousand in 2017, compared to a loss of R$751 thousand in 2016, as a result of our joint-venture F&E Technologies LLC.

Other Operating Income and Expenses, Net

In 2017, we recorded a net expense of R$340 million compared to R$321 million in 2016, primarily as a result of the combined following factors:

(i)                 R$114 million variation in the fair value of biological assets from a loss of R$212 million in 2016 to a loss of R$326 million in 2017;

(ii)              R$62 million of capital gain with respect to the Losango Project, as discussed above;

(iii)           R$52 million variation in the contingencies, from a negative result of R$23 million in 2016 to a positive result of R$29 million in 2017, due to the total of R$58 million reverted in 2017 of tax and labor proceeds and payments of R$54 million, partially offset by monetary adjustments of R$40 million and new contingencies recognized;

(iv)          R$10 million increase in 2017 on expenses with program of variable compensation to employees from R$61 million in 2016 to R$71 million in 2017 mainly due to the increase in the market value of Fibria’s stock prices, which is used in the calculation of the variable compensation of the CEO, statutory and non-statutory directors and general management.

Financial Results

Our net financial results decreased by 148.4%, or R$2,399 million, to a net financial expense of R$783 million in 2017 from a net financial income of R$1,616 million in 2016, primarily as a result of the impact of the exchange variation on U.S. Dollar-denominated debt to a loss of R$233 million in 2017 from a gain of R$1,716 million in 2016, due to a 1.5% appreciation of the Dollar against the Real in 2017.

The R$411 million increase in our financial expenses (or 54.7%) was mainly attributable to the increase in the level of gross debt due to the borrowings made in the period.

The R$463 million decrease in our result of derivative financial instruments, net and the R$1,662 million decrease in our foreign exchange income in 2017, were mainly due to the 1.5% depreciation of the Real against the Dollar during the year, compared to the 16.5% appreciation of the Real against the Dollar during 2016.

Income taxes

Brazilian corporate statutory income tax and social contribution rate is 34%. The effective tax rate applicable to our income before tax and social contribution was 28.8% and 45.3% in 2017 and 2016, respectively.

The decrease in the effective rate was mainly attributable to an increase in the tax effect on the credit from the Reintegra Program and the net foreign exchange gains/losses recognized by our foreign subsidiaries that use the real as the functional currency. As the real is not used for tax purposes in the foreign country, this net foreign exchange gain is not recognized for tax purposes in the foreign country nor is it subject to tax in Brazil. The tax effect of this exempt income was R$53 million in 2017 and a loss of R$314 million in 2016, reflecting the appreciation of the real in relation to these foreign currencies (primarily the Dollar and the Euro).

Non-controlling Interest

There were no significant changes in “Non-controlling interest” in 2017 compared to 2016.

Net Income

As a result of the above mentioned, we generated a net income of R$1,093 million in 2017, as compared to R$1,664 million in 2016. As a percentage of net revenue, the net income was 9.3% in 2017, as compared to 17.3% in 2016.

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

Please see below the breakdown from Adjusted EBITDA to Adjusted Free Cash Flow:

Adjusted Free Cash Flow (R$ million)	2016	2015
Adjusted EBITDA	3,742	5,337
(-) Total capital expenditures	(6,182)	(2,358)
(-) Dividends	(306)	(2,148)
(-) Interest (paid)/received	(440)	(298)
(-) Income tax	(106)	(76)
(+/-) Working capital	753	(504)
(+/-) Others	(25)	20
Free Cash Flow	(2,564)	(27)
(+) Capital expenditures related to Horizonte 2 project	4,028	292
(+) Dividends	306	2,148
(+) Land acquisition from VSA	—	452
(+) Pulp logistics	122	—
Adjusted Free Cash Flow	1,891	2,865

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

The financial result was a net income of R$1.6 billion in 2016, versus an expense of R$3.7 billion in 2015, mainly due to the positive impacts of the exchange variation on U.S. Dollar-denominated debt and the derivative financial instruments; the end period Dollar depreciated by 16.5% against the Real in 2016 and a large part of the Company’s debt is U.S. Dollar-pegged given its primary nature as an exporter. The increase in the financial expenses, which partially offset the impact of the positive result of derivative financial instruments, also contributed to this result.

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

As a result of all the above, we recorded net income of R$1,664 million in 2016, compared to R$357 million in 2015. The Company’s By-laws guarantee a mandatory dividend of 25% of net income after constitution of legal reserves and for this reason, the management has proposed the distribution of R$393 million as a mandatory minimum dividend, which will be submitted for approval at the Annual Shareholders’ Meeting scheduled for April.

Net Revenues

Our net revenues decreased by 4.6% to R$9,615 million in 2016 from R$10,081 million in 2015, due to the 15% decline in the average net dollar price, partially offset by the 8% increase in sales volume, including the volume from the agreement with Klabin, and the 5% appreciation of the average exchange rate between 2015 and 2016.

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

Cost of Sales

Our cost of sales increased by 20.9% to R$7,108 million in 2016 from R$5,878 million in 2015, mainly as a result of (i) a 40.0% increase in variable costs to R$3,646 million in 2016 from R$2,604 million in 2015, and (ii) a 17.1% increase in labor expenses to R$580 million in 2016 from R$495 million in 2015. Variable costs increased primarily as a result of costs related to the purchase of hardwood pulp produced by Klabin pursuant to a supply agreement, and increased costs related to our pulp cash production cost due to a wider average transportation radius and a larger proportion of wood acquired from third parties. The increase in labor expenses was primarily attributable to standard annual adjustments to employee compensation.

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

(iv)          R$58 million decrease in 2016 on expenses with program of variable compensation to employees from R$119 million in 2015 to R$61 million in 2016 mainly due to the decrease in the market value of Fibria’s stock prices, which is used in the calculation of the variable compensation of the CEO, statutory and non-statutory directors and general management.

Financial Results

Our net financial results increased by 143.9%, or R$5,301 million, to a net financial income of R$1,616 million in 2016 from a net financial expense of R$3,685 million in 2015, primarily as a result of the impact of the exchange variation on U.S. Dollar-

denominated debt to a gain of R$1,716 million in 2016 from a loss of R$3,033 million in 2015, due to a 16.5% depreciation of the Dollar against the real in 2016.

The 31.9% increase in our financial expenses was mainly attributable to the increase in the level of gross debt as well as to the increase in interest rates in Brazil, which resulted in an increase in financial expenses in connection with our real-denominated debt.

The R$1,531 million increase in our result of derivative financial instruments, net and the R$3,892 million increase in our foreign exchange income in 2016, were mainly due to the 16.5% appreciation of the real against the Dollar during the year, compared to the 47.0% depreciation of the real against the Dollar during 2015.

Income taxes

Brazilian corporate statutory income tax and social contribution rate is 34%. The effective tax rate applicable to our income before tax and social contribution was 45.3% and 321.8% in 2016 and 2015, respectively.

The decrease in the effective rate was mainly attributable to a reduction in the tax effect on the credit from the Reintegra Program and the net foreign exchange gains/losses recognized by our foreign subsidiaries that use the real as the functional currency. As the real is not used for tax purposes in the foreign country, this net foreign exchange gain is not recognized for tax purposes in the foreign country nor is it subject to tax in Brazil. The tax effect of this exempt loss was R$314 million in 2016 and an income of R$458 million in 2015, reflecting the appreciation of the real in relation to these foreign currencies (primarily the Dollar and the Euro).

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

Our material cash requirements include the following:

•                  working capital;

•                  our debt service; and

•                  capital expenditures.

Long-term borrowings have generally been used to finance our major capital expenditure projects and have historically been sourced principally by either export prepayment contracts under which we, or a wholly owned subsidiary, borrow funds by offering the guarantee of export contracts (see Note 23 to our 2017 consolidated financial statements), issuance of Agribusiness Receivables Certificates (CRA), or capital expenditures acquisition financing programs offered by the BNDES, a related party (see Note 16 to our 2017 consolidated financial statements). The scheduled maturities of these long-term loans have been structured to match the expected cash flow from the conclusion of the related capital expenditure projects and, as a result, reduce the risk of any significant deterioration of our liquidity position. We also rely on bonds or notes issued in the international markets either by wholly owned subsidiaries or by Votorantim Group subsidiaries, all mainly domiciled in other countries.

In addition, we also have an unused revolving credit facility, in the amount of R$1 billion, maturing in 2021, at 100% of CDI plus 2.5% p.a. when utilized (0.40% p.a. when on stand by). These funds, despite not being utilized, help improve the Company’s liquidity. The total amount paid related to this unused credit line at December 31, 2017 was R$10 million (R$8 million as at December 31, 2016).

As of December 31, 2017 and 2016, our cash and cash equivalents and our marketable securities were R$6,833 million and R$4,699 million, respectively. Of our cash and cash equivalents and marketable securities held as of December 31, 2017, 48% was denominated in Reais invested in both public and private marketable securities. The remaining 52% of our cash, cash equivalents and marketable securities was denominated in U.S. Dollars held abroad, mostly invested in Time Deposits with maturity up to 90 days.

The fair value of derivative financial instruments represented a net asset balance of R$134 million as of December 31, 2017.

As of December 31, 2017, our balance sheet presented a positive working capital balance (including our cash and cash equivalents, marketable securities, current loans and financings and derivative instruments) of R$4,740 million compared to R$3,494 million December 31, 2016. We do not expect to have any difficulty in meeting our short-term obligations since our current assets as of December 31, 2017 were equivalent to 1.8 times our current liabilities. Additionally we believe that we will be able to access either capital or banking markets, if necessary.

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

Operating Activities

Net cash flow provided by operating activities was R$4,106 million in 2017 compared to R$3,924 million in 2016, an increase of 4.6%. In 2017 we presented an income of R$1,535 million before income taxes, compared to an income of R$3,044 million in 2016. Net cash flow provided by operating activities was impacted mainly by:

(i)                  an increase of 22.1% in the net revenue in the year, mainly because of the 18% rise in the net dollar pulp price and 13% increase in sales volume, partially offset by the 8% decline in the average exchange rate between 2016 and 2017, as above mentioned in this document; and

(ii)                 the impact of working capital changes as reflected in the Statement of Cash Flow: a net increase in assets of R$1,129 million compared to a net increase in liabilities of R$1,079 million.

We adopt the indirect cash flow method to report our cash flow statement. See our “Consolidated Statements of Cash Flows” in connection with “Item 5. Operational and Financial Review and Prospects”.

Financing Activities

Net cash provided by financing activities, which include short-term and long-term secured and unsecured borrowings and debt repayments, resulted in an increase of cash of R$2,387 million in 2017, compared to an increase of cash of R$4,685 million in 2016.

In 2017, we raised R$8,499 million, mainly attributable to (i) the issuance of the 2025 Bonds and 2024 Bonds in the total amount of R$4,217 million; (ii) export prepayment contract, in the total amount of R$2,323 million; (iii) the issuance of Agribusiness Receivables Certificates (CRA) in the total amount of R$941 million and (iv) contracts signed with BNDES of which R$824 million was disbursed in 2017. A portion of these funds were used to finance the Horizonte 2 Project at our Três Lagoas Unit. We repaid a total amount of R$5,710 million of our principal amount of indebtedness and distributed R$395 million as dividends to shareholders as mentioned in Note 29(b) to our 2017 consolidated financial statements.

In 2016, we raised R$7,742 million, mainly attributable to (i) the issuance of Agribusiness Receivables Certificates (CRA) in the total amount of R$3,300 million in the year, through four public distributions; (ii) the Dollar Finnish Export Credit Agreement of which R$1,188 million was disbursed in 2016; (iii) contracts signed with BNDES of which R$979 million was disbursed in 2016, and (iv) the real-denominated loan agreement entered into with the FDCO in May 2016 of which R$424 million was disbursed during the year. A portion of these funds are being used to finance the Horizonte 2 Project at our Três Lagoas Unit. We repaid a total amount of R$2,747 million of our principal amount of indebtedness and distributed R$306 million as dividends to shareholders as mentioned in Note 29(a) to our 2016 consolidated financial statements.

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

Furthermore, we have access to a commited revolving credit facility to support any cash needs that could eventually arise.

Uses of funds

Investing activities

Net cash used in investing activities was R$5,086 million in 2017, compared to net cash used in investing activities of R$6,871 million in 2016.

In 2017, investing activities for which we used cash primarily consisted of (1) investments of R$4,673 million in property, plant, equipment, intangible assets and forest and advance for wood acquisition from forestry partnership program, mainly related to the Horizonte 2 Project in which we invested R$2,537 million in 2017; (2) R$745 million in marketable securities; (3) the payment of R$19 million made for the acquisition of an ownership interest in Spinnova, as detailed in Note 17(b) to our 2017 consolidated financial statements.

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

In 2015, investing activities for which we used cash primarily consisted of (1) investments of R$2,358 million in property, plant, equipment, intangible assets and forest and advance for wood acquisition from forestry partnership program; (2) R$714 million in marketable securities; (3) R$12 million related to the new subsidiary Fibria Innovations; (4) the payment of R$20 million made for additional acquisition of interest in Ensyn, as detailed in Note 17(b) to our 2015 consolidated financial statements; (5) R$420 million of derivative settlements. In addition, we generated cash primarily due to R$208 million of proceeds from sale of property, plant and equipment, substantially the transaction involving our shareholder VSA.

Debt

Export credits (prepayments, ACE and ACC)

In December 2017, the Company, through its subsidiary Fibria International Trade GMBH, entered into an export prepayment contract, in the amount of US$700 million (equivalent then to R$2,322,740 thousands), with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, conditioned to the current rating of the Company, with a five-year term. This line was fully used to repay debts with higher costs and less favorable maturities.

In August 2015, the Company, through its subsidiary Fibria International Trade GMBH, signed an amendment to the export prepayment contract in the amount of US$400 million (equivalent then to R$1,390 million). The releases were made in three installments, being the first in the amount of US$98 million, maturing through 2019 and interest rate of 1.30% p.a. over the quarterly LIBOR, the second in the amount of US$144 million, maturing through 2019 and interest rate of 1.40% p.a. over the quarterly LIBOR and the third in the amount of US$158 million, maturing through 2021 and interest rate of 1.55% p.a. over the quarterly LIBOR.  In December 2017, the Company prepaid 100% of this contract.

In December 2014, we signed an export prepayment contract with 11 banks in the amount of US$500 million (equivalent then to R$1.4 billion), of which US$130 million will mature through 2019 and an interest rate of 1.30% p.a. over the quarterly LIBOR, US$191 million will mature through 2019 and an interest rate of 1.40% p.a. over the quarterly LIBOR and US$179 million will mature through 2020 and an interest rate of 1.55% p.a. over the quarterly LIBOR. This line was used to prepay loans and financing with higher costs and less attractive maturities.  In December 2017, the Company prepaid 100% of this contract.

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH, entered into an export prepayment contract with four foreign banks, in the amount of U.S.$200 million (equivalent then to R$465 million), with quarterly interest payments of 1.55% p.a. plus quarterly LIBOR (which can be increased to 1.75% p.a., depending on the level of leverage and risk rating of the Company) with a five-year term.  In December 2017, the Company prepaid 100% of this contract.

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH, entered into an export prepayment contract, in the amount of U.S.$100 million (equivalent then to R$232 million), with quarterly interest payments of 1.625% p.a. plus quarterly LIBOR with a five-year term.  In December 2017, the Company prepaid 100% of this contract.

In April 2013, we, through Fibria Trading International KFT., entered into an export prepayment contract with three banks in the amount of U.S.$100 million (equivalent then to R$202 million), with maturity in 2018 and an interest rate of 1.425% p.a. over the quarterly LIBOR (which can be increased to 1.625% p.a., depending on the level of leverage and risk rating of the Company).  In December 2017, the Company prepaid 100% of this contract.

In May 2011, we signed an export prepayment agreement with a syndicate of banks in the amount of U.S.$300 million (equivalent then to R$489 million), bearing quarterly LIBOR plus 1.6% p.a., which can be increased to 1.8%, depending on our level of leverage and risk rating, with an eight-year term.  In December 2017, the Company prepaid 100% of this contract.

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of U.S.$535 million (equivalent then to R$956 million), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The loans are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, 2010 funds totaling U.S.$314 million (equivalent then to R$559 million) were released, and the remaining balance of U.S.$221 million (equivalent then to R$389 million) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities. In April, 2011, the Company prepaid the amount of U.S.$100 million (equivalent then to R$161 million), and negotiated a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly amortization). Interest rates were also renegotiated and are currently bearing quarterly LIBOR plus 1.5% p.a., which can be increased up to 1.95% p.a., depending on our leverage ratio and risk rating. There were no fees charged in the renegotiation. In 2012, the Company prepaid the amount of U.S.$200 million, with no changes on the other conditions of the contract. In 2013, in the maturity date, the amount of U.S.$43 million was paid. In 2014, also in the maturity date the amount of U.S.$32 million (equivalent to R$74 million) was paid and the final maturity was renegotiated for August 2019. In 2015, also in the maturity date the amount of US$40 million (equivalent to R$136 million) was paid. In 2016, in the maturity date the amount of US$48 million (equivalent to R$173 million) was paid.  In November 2017, the Company prepaid 100% of this contract.

Finnvera (Finnish Development Agency)

In May 2016, the Company, through its Fibria-MS (subsidiary recently merged into the Company), entered into a loan agreement to finance imported equipment for the Horizonte 2 Project. The total amount raised was Dollar equivalent to €384 million with the financial institutions BNP Paribas, Finnish Export Credit, HSBC Bank and Nordea, totally guaranteed by Finnvera (Export Credit Agency). In December 2016, we voluntarily canceled €4.6 million and the remaining balance not released of U.S. Dollar equivalent to € 0.5 thousand, will be released according to the payments for the suppliers of the project. In December 2017, US$424 million has been disbursed, maturing in December 2025 and with interest rates of semi-annual LIBOR plus 1.03% p.a. and semi-annual LIBOR plus 1.08% p.a.. As of December 31, 2017, the principal outstanding balance was US$ 400 milion (equivalent to R$ 1,322 milion).

Revolving Credit Facilities

The Company has one revolving credit facilities totaling R$1.0 billion, available in local currency until 2021 at 100% of the CDI rate plus 2.5% p.a. when used (0.40% p.a. when on stand-by). This fund, despite not being used, helps to improve the Company’s liquidity. Given the current cash position (included cash and cash equivalent, marketable securities and derivative financial instruments) of R$6.97 billion, this line create an immediate liquidity position of R$7.97 billion. As a result, the cash to short-term debt ratio (including these stand-by credit facilities) closed December 31, 2017 at 8.7x.

Middle West Development Fund (FDCO)

In September 2016, the Company, through its subsidiary Fibria-MS (subsidiary recently merged into the Company), raised R$424 million of the R$831 million available under our contract with Banco do Brasil, with an interest rate of 8.0% p.a., monthly payments of principal and interest as from June 2019 and final maturity in December 2027. The remaining balance may be disbursed by the end of 2018.

Domestic floating-rate notes

In September 2017, the Company concluded the public distribution of 941 thousand Agribusiness Credit Receivable Certificates issued by RB Capital Companhia de Securitização in the total amount of R$941 million, in two tranches, being the first in the amount of R$757 million, with final maturity for the principal in 2022, payments of interest semi-annually and an interest rate of 97% of CDI and the second in the amount of R$184 million, with final maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 4.5055% p.a. The funds were received by the Company on September 22, 2017.

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

In October 2015, the Company concluded the public distribution of 675 thousand Agribusiness Credit Receivable Certificates to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. in the total amount of R$675 million, with an interest rate of 99% of CDI, payments of interest semi-annually and final maturity for the principal in October 2021. The funding is being used for the purchase of goods and hiring of services in connection with Horizonte 2 Project. The Agribusiness Credit Receivable Certificates are backed by agribusiness credit rights assigned by Itaú Unibanco S.A., from the Export Credit Note to be issued by Fibria-MS (subsidiary recently merged into the Company), guaranteed by the Company. The funds were received by the Company on October 23, 2015.

In June 2013, we entered into a contract with Banco do Brasil an Export Credit Note (Nota de Crédito à Exportação - NCE), in the total amount of R$498 million, with maturity in 2018 and interest rate of 105.85% of CDI. This contract is also linked to a swap contract in order to exchange the currency from Reais to Dollar and change of the variable rate to fixed rate, being the final cost 4.19% p.a. plus foreign exchange currency. As of December 31, 2017, the principal outstanding balance was R$157 million.

In September 2012, we entered into an Export Credit Note (NCE) and a related interest swap agreement, for an aggregate principal amount of R$173 million with semiannual payment of interest of 100% of CDI and amortization of the principal in four annual settlements as from 2017. This contract is also linked to a cross-currency interest rate swap contract in order to exchange Reais to U.S. Dollars and change of the variable rate to fixed rate, being the final cost 4.90% p.a. plus foreign exchange currency. As of December 31, 2017, the principal outstanding balance was R$130 million.

Domestic fixed-rate notes

In December 2016, the Company entered into a forestry loan with Banco do Nordeste, in the total amount of R$150 million, with an interest rate of 12.95% p.a. (with a discount of 15% in case of compliance with contract obligations), payments of principal and interest on the maturity date in December 2023. Up to  December 2017, the amount of R$131 million was raised and the remaining balance of the commitment might be disbursed by the end of 2018.

In September 2016, the Company, through its Fibria-MS (subsidiary recently merged into the Company), raised R$424 million out of the total commitment of R$831 million from Banco do Brasil for the Fund for the Financing of the Brazilian Midwest, with an interest rate of 8.0% p.a., monthly payments of principal and interest beginning in June 2019 and final maturity in December 2027. In January 2017, the amount of R$98 million was raised. The remaining balance of the commitment might be disbursed by the end of 2018.

In December 2009, Fibria entered into an R$73 million financing with Banco do Brasil referring to Fund for the Financing of the Brazilian Midwest at 8.5% p.a. fixed rates in Reais and a six-month grace period (with a discount of 15% in case of compliance with contract obligations). This is a line offered by the government in order to incentivize, through financing, investments on the Central East region of Brazil. In 2017, the contract was settled at maturity.

International fixed-rate notes

Voto-Votorantim IV

On June 24, 2005, we entered into a loan contract with Votorantim Overseas Trading Operations Limited IV (“VOTO IV”), a jointly controlled entity together with Votorantim Participações, which raised U.S.$400 million in the international capital markets (equivalent to R$955 million), bearing annual interest of 7.75%, maturing in 2020. We received 50% of the total funds raised, i.e., U.S.$200 million, equivalent then to R$477 million. In 2013, we prepaid a total amount of U.S.$42 million. As a result of this early redemption, we recognized financial expenses amounting to R$13.5 million, of which R$12.3 million related to the premiums paid in the repurchase transaction and R$1.2 million relating to the proportional amortization of the transaction costs of the Notes. In 2014, we prepaid the total amount of U.S.$61 million (equivalent to R$138 million). As a result of the early redemption, we recognized financial expenses amounting to R$33 million of which R$30 million related to the premiums paid in the repurchase transaction and R$3 million relating to the proportional amortization of the transaction costs of the Bonds. In 2015, we prepaid the total amount of U.S.$0.4 million. As a result of the early redemption, we recognized financial expenses amounting to U.S.$0.07 million of which U.S.$0.06 million related to the premium paid in the repurchase transaction and US$0.01 million relating to the proportional amortization of the transaction costs of the Bonds. After the early redemptions, the principal outstanding balance of these Bonds as of December 31, 2017 was U.S.$96.4 million (equivalent to R$319 million).

Fibria 2024 Notes

In May 2014, we, through our subsidiary Fibria Overseas Finance Ltd., raised US$600 million by issuance of a fully SEC-registered offering of the so-called “Fibria 2024 Bond”, an amount then equivalent to R$1.3 billion, maturing in ten years, bearing fixed interest of 5.25% p.a. The funds were received on May 12, 2014 and a portion of the proceeds was used for the early redemption of the Bond “Fibria 2021”. This represented our first SEC registered debt offering (as opposed to privately place debt), which we believe reflects the stability we have achieved over the last several years, permitting us to achieve economies in pricing and a wider investor public. As of December 31, 2017, the principal outstanding balance was US$600 million (equivalent to R$1.98 billion).

Green Bond Fibria 2027

In January, 2017, we, through our subsidiary Fibria Overseas Finance Ltd., concluded the issuance in the international market of the “Green Bond Fibria 2027” notes, maturing in 2027, with a fixed interest rate of 5.5% p.a., with semi-annual payments, in the amount of US$ 700 million (equivalent to R$2,247 million). The funds were received on January 17, 2017 and will be used for investments in projects with environmental benefits that contribute to the achievement of the Company’s long-term sustainability goals. This transaction is fully guaranteed by the Company.

Bond Fibria 2025

In November, 2017, we, through our subsidiary Fibria Overseas Finance Ltd., concluded the issuance in the international market of the “Bond Fibria 2025” notes, maturing in January 2025, with a fixed interest rate of 4% p.a., with semi-annual payments, in the amount of US$ 600 million (equivalent to R$1,970 million). The funds were received on November 14, 2017 and were used to prepay debts, in order to improve the distribution of the Company’s debt amortization and extend the average debt term. This transaction is fully guaranteed by the Company.

BNDES Financing

BNDES has been an important source of debt financing for our capital expenditures. In May 2016, the Company through its Fibria-MS (subsidiary recently merged into the Company), signed a credit agreement with a limit of R$2,347.5 million, used to finance the Horizonte 2 project. As of December 31 2017, R$1,359 million was disbursed, maturing in 2026 and with an interest rate of TJLP plus 2.26% p.a. and Selic plus 2.66% p.a. The remaining balance of the commitment will be disbursed in accordance with needs of the project subject to the conditions precedent for disbursement in the credit agreement.

In 2017, the Company drew down R$301.3 million from BNDES with maturities between 2017 and 2024, accruing interest between TJLP plus 1.86% p.a. to 2.56% p.a., and Selic plus 2.44% p.a. to 2.80 % p.a.. The proceeds were used in industrial, forestry and IT projects. Loans from BNDES are secured by liens of property, plant and equipment. The majority of our loans with BNDES bear interest indexed to a nominal long-term interest rate, TJLP. The remaining BNDES loans are indexed to UMBNDES (a weighted average exchange variation of a basket of currencies, predominantly U.S. Dollars) or Selic plus a spread and pre-fixed. As of December 31, 2017, the outstanding balance was R$3,046 million.

As of December 31, 2017, BNDES represented approximately 15.8% of our financial indebtedness, and is expected to remain as a significant source of financing in the future. See below details on amount and maturities:

Index	R$ in millions	Final Maturity
TJLP	1,940	2026
UMBNDES	499	2023
PRE-FIXED	81	2022
SELIC	526	2026
	3,046

For further information on the financing agreements with BNDES, see Exhibit 4.6 incorporated by reference in this annual report.

Maturities

At December 31, 2017, the amount of our short-term debt was R$1.693 million. At December 31, 2017, the annual maturities of our total debt were as follows:

Year	Amount
(R$ in millions)

2018	1,693
2019	1,571
2020	2,060
2021	2,123
2022	2,303
2023	2,123
2024	2,413
2025	2,450
2026	239
2027	2,324
19,299

Covenants

In November 2016, the company concluded the renegotiation of the financial covenants required under certain long-term borrowings. This renegotiation resulted in the following changes: (a) the Debt Service Coverage Ratio covenant is suspended from the second quarter of 2017 until the end of 2018, (b) the Indebtedness Net Debt to Adjusted EBITDA ratio (in U.S. Dollars) was increased to a maximum of 7x from the second quarter of 2017 until the end of 2017, and (c) the Indebtedness Net Debt to Adjusted EBITDA ratio (in U.S. Dollars) was increased to a maximum of 6x for 2018. No fees or commissions were paid in connection with this renegotiation.

As of December 2017, our net debt to Adjusted EBITDA ratio (or indebtedness ratio) was 2.41 in Dollars (2.49 in R$). See Note 4.2.2 to our 2017 consolidated financial statements.

	up to Mar/17 and after 2019	Apr/17 to Dec/17	Jan/18 to Dec/18
Debt Service Coverage Ratio (1) — minimum ratio	1.0	Suspended	Suspended
Net Debt to Adjusted EBITDA Ratio (2) — maximum ratio	4.5	7.0	6.0

(1)         The ratio of debt service coverage is defined as (a) Adjusted EBITDA (for the last four fiscal quarters translated into U.S. Dollars at the average exchange rate of each quarter), plus the balance of cash, cash equivalents and marketable securities at period-end translated into Dollar at period-end exchange rate divided by (b) debt service payment requirements for the following four consecutive quarters plus interest paid during the past four quarters translated into U.S. Dollars at period-end exchange rate of each quarter, plus the amount of hedging agreement that is scheduled to mature within one year.

(2)         Defined as the ratio of (a) consolidated debt translated into U.S. Dollars at period-end exchange rate plus the fair value of hedging agreements, less the balance of cash, cash equivalents and marketable securities at period-end translated into Dollar at period-end exchange rate divided by Adjusted EBITDA (for the last four quarters translated into U.S. Dollars at the average exchange rate of each quarter).

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

•                  cross-default and cross-judgment default, subject to an agreed minimum of U.S.$100 million;

•                  subject to certain cure periods, breach of any obligation under the agreement;

•                  certain events of bankruptcy or insolvency of Fibria or certain of its subsidiaries.

At December 31, 2017, we were in compliance with all covenants, which are required under certain long-term borrowings. See Note 23 to our 2017 consolidated financial statements and “Item 5 - Operating and Financial Review and Prospects — A. Operating Results — Results of Operations.”

Breakdown of EBITDA and Adjusted EBITDA (CVM Instruction 527/2012):

Adjusted EBITDA (R$ million)	2017	2016	2015
Net income of the year	1,093	1,664	357
(+/-) Financial results, net	783	(1,616)	3,685
(+) Taxes on income	442	1,380	(518)
(+) Depreciation, amortization and depletion	2,205	1,983	1,892
EBITDA	4,523	3,411	5,416
(+) Equity in results of joint-venture	—	1	—
(-) Fair Value of Biological Assets	326	212	(185)
(+/-) Loss (gain) on disposal of property, plant and equipment	(7)	31	(135)
(+) Accrual for losses on ICMS credits	114	97	248
(-)Tax credits/reversal of provision for contingencies	(4)	(10)	(7)
Adjusted EBITDA	4,952	3,742	5,337

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

Our brownfield project in Três Lagoas, approved by the Board in May 2015 and concluded in August 2017, added 1.95 million tons/year to Fibria capacity increasing the total production capacity from 5.3 million tons/year to 7.25 million tons/year. Funding sources combine own cash (working capital release), banks (export pre-payment contract), Agribusiness Receivables Certificates (CRA), BNDES, Midwest Development Fund (FDCO) and foreign export credit agency (ECA).

Throughout 2016, we raised funds either to fund our expansion project or to reinforce our cash position through sources of financing with attractive conditions. In November 2016, Fibria successfully concluded the renegotiation of the financial covenants required under certain long-term borrowings, giving comfort to the Company during this expansion period. Fitch and S&P reaffirmed the investment grade rating for Fibria, despite Brazil’s sovereign downgrade to speculative grade rating. S&P revised the Company’s outlook to negative from stable.

The end of 2017 was marked by the anticipation of the negotiations to improve the average maturity of its debt and distribute the repayment over the years. In 2017, the Company completed (i) two issuances in the international debt securities market in the total amount of US$ 1.3 billion with a total weighted average cost of 5% p.a. and 9-year average term, (ii) a public distribution of 941 agribusiness receivables certificates (CRA) issued by RB Capital Companhia de Securitização in the total amount of R$941 million and (iii) an Export Prepayment agreement in the amount of US$ 700 million. With part of these funds, the Company prepaid US$ 1.486 billion in Export Prepayment contracts. Fitch and S&P reaffirmed the investment grade and revised the Company’s outlook to positive from stable and to stable from negative, respectively.

Liability and Liquidity Management Policy

In July 2016, we reviewed our Liability and Liquidity Management Policy, originally created in May 2011, to maintain guidelines that allowed us to preserve our investment grade that allows access to credit lines with more attractive costs. This policy formalizes our goal to maintain a Net Debt over Adjusted EBITDA ratio in U.S. Dollars within the range of 2.0x and 2.5x. Nevertheless, Fibria can achieve, temporarily, a maximum leverage ratio of 3.5x during its expansion cycle. At no time is Fibria allowed to take strategic and management decisions that will cause this ratio to exceed 3.5x. As of December 31 2017, the net debt/Adjusted EBITDA was 2.41x in U.S. dollars, and, therefore, within the limits established in the financial policy.

The Company has mapped initiatives involving capex and working capital to manage its leverage, which may be implemented, if necessary, to adjust its indebtedness. Some of these initiatives are in the implementation stage, in accordance with the Company’s policy. The policy also formalized the goal of maintaining the necessary liquidity for the cash conversion cycle and to meet short-term financial obligations. It provides that we will maintain a minimum cash balance comprised of the sum of: (i) the minimum cash necessary to support Fibria’s operational cash conversion cycle; (ii) the minimum cash necessary to support short term debt service, which includes interest and principal (for the next 12 monhts) and (iii) income tax and other fiscal contributions (for the next 12 months). In addition, we may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance according to rating agencies methodology.

Subsequent Events

Early payment of BNDES contracts

On January 29, 2018, the Company prepaid the amount of R$909 million regarding to contracts signed with BNDES for forestry and industrial projects, with original maturities between 2018 and 2022 and interest rates of TJLP plus 2.42% p.a. and 4.65% p.a., UMBNDES (currency basket) plus 2.42% p.a. and 2.48% p.a. and fixed interest rate of 6% p.a. The balances regarding the contracts paid were presented as current liabilities as of December 31, 2017. This settlement helps the decrease of the Company’s average debt cost.

Export credits (prepayments) contracted

On December 10, 2017, the Company, through its subsidiary Fibria International Trade GmbH, entered into an export prepayment contract, in the amount of US$ 170 million (equivalent to R$547,723 thousands), with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, depending on the current risk rating of the Company, with a five-year term. The funds were received on January 16, 2018.

Hiring of port services

On January 29, 2018, the Company’s Board of Directors approved the hiring of logistic operations services for the handling of pulp, with a take-or-pay condition, to be rendered by Embraport - Empresa Brasileira de Terminais Portuários S.A. (“DP World Santos”), in its private use terminal located at the left bank of the Santos Estuary, São Paulo State, where will be constructed by the Company a logistic port installation dedicated to the warehousing, handling and shipping of pulp, with an estimated investment of R$700 million.

The port operation will start after the conclusion of the new warehouse and other harbor-logistic structures, expected to take place up to the end of 2020. It is assured to the Company the use of the port services in this terminal up to 2039, which could be extended up to 2042, subject to the obtaining of the port authorization renew by DP World Santos. The contracts were signed on January 29, 2018.

Capital expenditures

In 2017, our capital expenditures (Capex) decreased by 24% to R$4,673 million, as compared to R$6,182 million in 2016. The decrease was primarily due to the lower capex related to the Horizonte 2 Project and a decline in investments in logistic pulp projects.

The table below sets forth a breakdown of our most significant capital expenditures for the periods indicated:

	2017	2016	2015
		(in millions of Reais)
Industrial Expansion	2,300	3,890	218
Forest Expansion	238	137	74
Other Expansion	—	6	1
Subtotal Expansion	2,538	4,033	293
Safety/ Environment	48	31	25
Forestry Renewal (includes the advance for wood purchase - partnership program)	1,529	1,494	1,271
Maintenance, IT, R&D, Modernization	478	503	317
Subtotal Maintenance	2,055	2,027	1,613
Land purchase	18	—	452
Pulp logistics	54	122	—
Others	8	—	—
Total	4,673	6,182	2,358

For 2018, Management has approved a budget of R$3,897 million for future capital expenditures. The year-on-year decrease is mainly explained by lower expenses in Horizonte 2 Project, that initiated its operations in August and for which will be allocated R$444 million of total capital expenditures in 2018. The decrease was partially offset by higher investments on pulp logistics projects (R$292 million), higher modernization (R$271 million) and maintenance (R$102 million) expenses. Finally, due to the start-up of the new Horizonte 2 mill, the investments on forest renewal increased as well (R$609 million) to supply the additional 1.95 million tons capacity.

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

These efforts are conducted not only within our research facilities, but also in partnership with various universities, suppliers and private research institutes. Our total budget, including operational expenses and capital expenditure in research and development was R$64 million in 2017 and R$72 million in 2016. Our expenditures in research and development have been commensurate with our growth and our continued efforts to maintain our competitive advantage. This strategy has enabled us to develop high quality sustainable forests at lower costs and with minimal environmental impact, and to continue to supply the market with improved products and reinforcing our long-term relationships with key customers.

By the end of 2010, the average annual amount of pulp produced per hectare was about 10.6 metric tons, compared to 6.4 metric tons obtained during the 1970s. Referring to this, one of the long-term targets we have is to keep reducing the amount of land required for the pulp production, as a result of increasing productivity via classical breeding.

Fibria has also increased efforts regarding the assessment and protection of its intellectual property. Achievements during 2017 in the intellectual property field include filling of four new patent applications and and the granting of 5 patents and one new variety of Eucalyptus. In summary, Fibria now has 160 granted patents, 149 patent applications, 25 protected varieties of Eucalyptus, demonstrating our success in innovation.

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

We currently perform 100% of our planting program with clones improved by classical breeding, which are efficiently propagated as a result of pioneering nursery procedures. In 2017, we increased the number of superior clones deployed to operations, aiming higher productivity and lower biotic and abiotic risks due to genetic vulnerability, maintaining the productivity of 11.7 tons of pulp/ha/year)while minimizing genetic vulnerability due to climate changes.

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

In a forestry based company, the maintenance and increase of sustainable forest biomass production together with silvicultural cost reduction is fundamental, with the effects of climate change already posing an additional challenge for planting forests. In this regard, the optimization of the available natural resources is very important and can be achieved by dealing with soil fertility and conservation, plant nutrition and silvicultural practices. Soil monitoring processes conducted over the last two decades have revealed that fertility has been maintained or enhanced by adopting our nutritional management practices.

During 2017, we consolidated the fertilization recommendation process in the three operational units of Fibria, aiming to ensure the best fertilization recommendation for each plantation block. In the past years, optimized fertilization control has led to significant gains in productivity, costs and safety. In addition to the recommendation of new fertilizers and optimized application studies, we have developed activities in several areas related to forest management, including coppicing, planting spacing/density and harvesting age, always focusing on the optimization of forest resources and maximization of wood production for pulp production. In all cases, the ultimate goal is to reduce the wood cost at the mill gate.

Some diseases can become important limiting factors to the forest productivity. Thus, we also have continuous studies on Forest Protection in order to keep the forest healthy while reducing the use of chemical pesticides. Our recent research projects have been focused on supporting classical breeding in the screening of disease resistant clones and on increasing the use of biological pest control. In 2017, the Technology Center increased the activities in its Forest Health Protection and Natural Resources Laboratory and reached the production of more than 10 million natural enemies, ensuring their release in the plantations as the main action of our pest control strategy in the Aracruz Unit. This new laboratory has been used also to evaluate disease resistance in all Fibria’s eucalyptus clones and to diagnose new forestry problems. In this context, during 2017 we continued developing methods to evaluate the resistance of eucalyptus clones to diseases caused by Erwinia psidii and Ralstonia solanacearum. These bacteria cause vascular obstruction in eucalyptus, leading to wilting and death. The new methods recently developed allow better evaluation and selection of clones resistant to these diseases, helping to reduce the risks in the Company’s plantations.

Moreover, Technology Center supports with knowledge and experience all requests and questions about pesticides derogation, contributing to preserve FSC certification at Fibria units. Also in the aim of contributing to the regulations in this area, our researchers are promoting the idea of creating a new FSC regulation policy for chemical pesticides use, considering the silvicultural aspects and rules for environmental security, instead of only the molecules chemical characteristics.

Furthermore, specific studies on Forest Ecophysiology based on our “Open-air Laboratories” (Fibria’s Watershed Project, Eddy-Covariance Flux Tower Net and Meteorogical Stations Net) are being conducted, allowing us to better understand the effects of climate change on Eucalyptus plantations. We have performed specific studies since 1993 into the quantity and quality of superficial and underground water by monitoring water tables in representative locations in our plantations and mills, which continue to indicate that there have been no material changes to the composition of the water, thus confirming that our plantations and industrial processes are not contaminating the surrounding water tables.  In 2017, we developed indexes to aid decision making of forest activities based on climate forecast. The company is now able to optimize its soil preparation, fertilization and pesticide application operations, avoiding waste, increasing logistic efficiency and promoting the maintenance of soil quality. This new climate forecasting system and related indexes will be implemented in the company routine during 2018.

Direct measurements of forest-atmosphere exchanges of carbon dioxide, water and energy allow us to observe whole-ecosystem metabolism. The Eddy-covariance Flux Tower Net at Fibria´s Units was installed during 2011-2012 and provides continuous record of net ecosystem CO2 exchange, evaporation, and energy flux between the atmosphere and Eucalyptus plantations, at hourly time resolution. The combination of short-term carbon and water exchange fluxes observed at the towers with long-term changes in biomass observed at permanent plots provides a very powerful information to develop and evaluate ecosystem process models, which we use to forecast wood productivity and evaluate the environmental impact under different climate scenarios. In 2017, we developed and installed an on-line forest monitoring process using the fluw tower of Aracruz Unit. This new methodology allows us to monitor daily and in great detail how a plantation grows according to the climate and enables more agile and efficient decision making, reducing the risks of low productivity.

In our continuous search for better environmental performance, we started to use the Ecosystem Services approach to integrate research topics and to improve our landscape management practices. In 2016, Fibria set a long-term goal for water, whose part concerning the forest defines that between 2017 and 2025 the company carries out water management in watersheds in Fibria’s forests and disseminates technical know-how on the subject to our neighbors in critical watersheds. In 2017, we started the elaboration of a set of actions and measurements to better represent the effect of our plantations on the water cycle in three watersheds in the north of the Espírito Santo state, one of them being characterized as a critical watershed. We developed a methodology to quantify the evapotranspiration of the different land uses and to calculate the water balance for the total area of the watershed. This process enables decision making about the best landscape management for the production of high-productivity forests with less impact on water and environmental resources in Fibria’s areas.

Regarding process and product technology, our research and development team continuously assess new trends and advances in the market in which we operate, allowing the development of new products and the entry into new markets. In particular, we have been following recent developments on the production technologies resulting in biofuels or alternative biomass-based products. Biorefinery is as an important subject in our project portfolio. Our roadmap on biorefinery is frequently updated, and the correspondent laboratory has been receiving considerable investments on high-tech pieces of equipment to allow transformation and characterization of raw material and products, including biofuels and bio-chemicals. These capabilities and drivers along with the establishment of strategic alliances is paving out the way to speedup research and development of bioproducts. The ongoing projects and alliances envision the different and more promising alternatives, not only making use of forest biomass in nature, but also from the circling streams of the kraft process, such as those from lignin. Within this scope of increasing the value from our forestry biomass, in 2016 and 2017 the joint venture created by Fibria and Ensyn advanced on the detailed engineering for the installation of the first RTP unit in Brazil. In the same direction, contracts are in negotiation in the US for co-processing of bio-oil in oil refineries to produce gasoline and diesel, and all technical tests to consolidate this route have being done during 2017. In addition, new technology and business opportunities in the biorefinery field have been assessed which may result on the entering and strengthening on markets other than those for renewable fuel oil. In the aim of bringing more value to our current forest base, in 2017 technical and commercial negotiations advanced to be able to prepare Fibria for the instalations of a Lignin production plant.

The installation at Fibria’s Aracruz Unit of a new pilot facility to produce microfibrillated cellulose and tissue paper also inaugurates a brand new area of possibilities to develop new uses of eucalyptus fibers as well as to assess customers’ processes, speeding up fiber´s product development.

Among these efforts in product development, our team has focused on the increase of BEKP share in the paper composition and/or supporting customers improving their products’ performance. These efforts are split into two major streams: (a) looking forward to set specific properties on the BEKP fibers through changes in forest sourcing, pulping and bleaching processes and/or (b) determining the best practices for the use of BEKP in different systems of stock preparation, refining and papermaking technologies as a whole. In 2017, new products were developed and trialed and a major focus was productivity improvement while reducing energy to produce pulp and paper. This kind of technology and know-how allow our customers to improve the usage of eucalyptus pulp and the performance of their final products.

Fibria also has increased efforts regarding the assessment and protection of its intellectual property. Achievements during 2017 in the intellectual property field include filling of four new patent applications and the granting of 5 patents and one new variety of Eucalyptus. In summary, Fibria now has 160 granted patents, 149 patent applications, 25 protected varieties of Eucalyptus, demonstrating our success in innovation.

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

E.                                    Off-Balance Sheet Arrangements

We participate in a number of off-balance sheet arrangements, mainly related to guarantees and take or pay contracts. We also have a number of swap transactions that are described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” All of these transactions are further described elsewhere in this annual report. See Notes 11 and 28 to our 2017 consolidated financial statements.

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2017. This table does not reflect swap transactions discussed under “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

	Payments Due by Period
	Less than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of Reais)
Total debt commitments (1)	2,486	2,659	8,995	9,987	24,127
Operating leases (2)	363	714	982	2,648	4,707
Purchase obligations (3)	1,721	3,017	1,964	911	7,613
Pension contributions (4)	7	14	14	100	135
Total contractual obligations and commitments (5)	4,577	6,404	11,955	13,646	36,582

(1)                     The amounts disclosed in the table are the contractual undiscounted cash flows and as such, they differ from the amounts presented in the consolidated balance sheet.

(2)       Includes land leases and sea transportation (domestic and export).

(3)                     Includes all take-or-pay contracts. We have long-term “take-or-pay” contracts with suppliers of pulp, transportation, diesel, and chemical and natural gas effective for an average period of six years, for which the contractual obligations are R$1,326 million per year.

(4)       Represents a contribution of R$7 million per year, in average.

(5)                     Excludes amounts of probable cash outflows which are expected to arise upon settlement of contingencies due to uncertainties with respect to timing of payments.

We are also subject to legal proceedings with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain probable and estimable losses arising from tax, civil and labor claims of R$328 million as of December 31, 2017. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Contingencies”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

We are managed by a Board of Directors and a Board of Executive Officers. The address of the management of our Company is Rua Fidêncio Ramos, 302, 3rd floor, São Paulo, State of São Paulo, Brazil.

Board of Directors

Our Board of Directors is required to meet four times a year and on an extraordinary basis whenever corporate interests so require. The members of the Board of Directors are appointed at General Shareholders’ Meetings and serve for two-year terms. Our Board’s responsibilities include determining our general business strategies, electing the Executive Officers and supervising the management. As of December 31, 2017, the Board of Directors was made up of the following members:

Name	Member Since	Age	Position

José Luciano Duarte Penido	2009	69	Chairman

Maria Paula Soares Aranha	2013	60	Alternate

João Carvalho de Miranda	2009	55	Vice-chairman

Sergio Augusto Malacrida Junior	2014	44	Alternate

Raul Calfat	2009	65	Member

Tatiana Bacchi Eguchi Anderson	2017	38	Alternate

Carlos Augusto Lira Aguiar	2012	72	Member

Julio Sergio de Souza Cardozo	2014	73	Alternate

João Henrique Batista de Souza Schmidt	2014	38	Member

Francisco Fernandes Campos Valerio	2015	70	Alternate

Ernesto Lozardo	2016	68	Member

Leonardo Mandelblatt de Lima Figueiredo	2017	41	Alternate

Paulo Fernando Fleury da Silva e Souza	2017	71	Member

Cesar Augusto Chaves Mendonça	2017	38	Alternate

Marcos Barbosa Pinto	2014	40	Member

Arminio Fraga Neto	2014	60	Alternate

Alexandre Gonçalves Silva	2009	72	Member

José Ecio Pereira da Costa Junior	2013	66	Alternate

We present below a brief biographical description of each member of our Board of Directors:

José Luciano Duarte Penido. Mr. Penido has been Chairman of the Board of Directors of Fibria Celulose S.A. since November 2009. He is also a member of the Company’s Innovation and People and Compensation Committees; and coordinator and member of the Company’s Sustainability Committee. Previously, from 2004 to 2009, he was President and CEO of Votorantim Celulose S.A., now Fibria, having served also as a member of the Board of that company. Between 1992 and 2004, he served as CEO of Samarco Mineração.

Mr. Penido is an independent member of the Board of Directors of Copersucar, an independent member of the Board of Directors of Química Amparo Ipê, member of the Board of Directors of of Santander Brasil S.A and member of the Board of Directors of Instituto Votorantim He has also acted as coordinator and/or member of Committees of People and Remuneration, Audit, Sustainability, Strategy and Innovation of these companies.

João Carvalho de Miranda. Mr. Miranda has been a member and vice chairman of the Board of Directors of Fibria Celulose S.A. since November 2009. and a member of the Company’s Sustainability Committee since May 2016. He has been CEO of Votorantim S.A. since January 2014. He joined Votorantim as CFO and Investor Relations Officer from March 2009 to December 2013. Before joining Votorantim, he was Executive Vice President of Citibank S.A. do Brasil, from 2006 to 2009. Previously, from 2004 to 2006, he held the position of CEO of Citibank N.A. in Chile, and acted as Corporate Banking Head at Citibank N.A. in Brazil, from 1998 to 2004.

Mr. Miranda is member of the Board of Directors of Companhia Brasileira de Alumínio S.A, member of the Board of Directors of Votorantim Cimentos S.A and Banco Votorantim S.A.

Raul Calfat. Mr. Calfat has been a member of the Board of Directors of Fibria since December 2009, and a member of the Company’s Innovation Committee since March 2012. He was CEO of Votorantim Industrial S.A. from January 2012 to December 2013. In January 2004, he assumed the position of Executive Managing Director of Votorantim Investimentos Industriais and in January 2006 he became responsible for all industrial business of the company. Previously, from 1996 to 2003, he held the position of CEO of Votorantim Celulose e Papel and served as Chairman of the Pulp and Paper Association of São Paulo between 1993 and 1995, and as Vice President of the Brazilian Association of Pulp and Paper from 1996 to 2004.

Mr. Calfat is Chairman of the Board of Directors of Votorantim S.A. He is also an independent member of the Board of Directors of Duratex S.A, member of the Board of Directors and strategy committee of Embraer, member of the Advisory Board of Ibá and member of the Board of Directors of Sociedade Beneficente de Senhoras - Hospital Sírio Libanês.

Carlos Augusto Lira Aguiar. Mr. Aguiar has been a member of the Board of Directors of Fibria Celulose S.A. since January 2012, and is coordinator and member of the Company’s Innovation Committee since March 2012. He was President and CEO of Fibria from the Company’s creation in August 2009 through June 2011. He was President of Aracruz Celulose S.A. from April 1998 through December 2009, having joined the Company in 1981, performing various management positions in the areas of Production, Quality and Engineering. In 1985, he was promoted to Industrial Director and during the period from 1993 to 1998, he served as Vice President of Industrial and Forestry Operations. Mr. Aguiar began his career in the pulp and paper industry in 1970, having held various management positions in the area of production and projects.

João Henrique Batista de Souza Schmidt. Mr. Schmidt is member of the Board of Directors of Fibria Celulose S.A. and a member of the Company’s Innovation Committee since October 2014, and currently holds the position of Executive Director of Corporate Development at Votorantim S.A. Mr. Schmidt has more than 14 years of experience in investment banking, and was previously a Managing Director at Goldman Sachs in Brazil. Prior to Goldman Sachs, Mr. Schmidt worked at Citigroup in Brazil. Mr. Schmidt is also a member of the Board of Directors of Citrosuco S.A. and member of the Supervisory Committee at Votorantim Energia.

Ernesto Lozardo. Mr. Lozardo has been a member of the Board of Directors of Fibria Celulose S.A since August 2016 he has been elected a member of the Finance Committee of the Company in Sepetember 2016. Currently, Mr. Lozardo is president of the Institute for Applied Economic Research (IPEA), and professor of Economics at Fundação Getulio Vargas in São Paulo, Brazil. He also served as advisor to the president of the Brazilian Development Bank (BNDES) from September, 2011 to June, 2016, President of the Public Data Processing Company (PRODESP) of São Paulo State in 1994, State Secretary for Economic Planning and Management of São Paulo state from1992-1994, Member of the Board of Directors of Indústrias de Papel Simão S.A. from 1988-1992, Economic Director of Lozardo & Cruz DTVM - Distribuidora de Títulos e Valores Mobiliários Ltda. from 1982-1984 and Economic Director of Distribuidora de Títulos e Valores Mobiliários do Estado de São Paulo Ltda. (DIVESP) from 1977-1979. He also has been a Professor of Economics at EAESP-FGV since 1978. He is currently a Chairman of the Fiscal Council of BB Mapfre.

Paulo Fernando Fleury da Silva. Mr. Fleury has been a member of the Board of Directors of Fibria Celulose S.A since April 2017 and additionally member of the Company’s Innovation and Sustainability Committees. Mr. Fleury was Chair Professor of Logistics and Operations Strategy of Federal University of Rio de Janeiro, between 1972 and 2013 and was the founder and director General of ILOS - Institute of Logistics and Supply Chain, between 2008 and 2015.

He worked until 2015 as a member of the Board of Directors of large and medium-sized companies such as Wilson Sons S.A, Ferrovias Brasil, Ferroban and Ferrovia NovoOeste S.A. He is currently an independent consultant.

Marcos Barbosa Pinto  Mr. Pinto has been a member of the Board of Directors of Fibria Celulose S.A since April 2014 and additionally he has been a member of the Finance Committee of the Company since August 2012.  Mr. Pinto joined Gávea Investimentos in May 2011 as a Partner, and previously served as commissioner of the Brazilian Securities Commission (2007-2010) and chief advisor to the president of the Brazilian National Development Bank (2005-06). Marcos also worked as a lawyer at Morrison & Foerster LLP in California (2001-02) and Levy & Salomão Advogados in São Paulo (2003-04), where he advised clients in a number of mergers and acquisitions as well as private equity deals. Marcos holds an LL.B. and a Ph.D. in law from the University of São Paulo, an LL.M. from the Yale Law School and a masters in economics from Getúlio Vargas in Rio de Janeiro (FGV-RJ). He was also a visiting researcher at Columbia University and taught corporate law at Fundação Getúlio Vargas in Rio de Janeiro (FGV-RJ). He is currently a member of the Board of Directors of Grupo São Francisco, Unidas, Chilli Beans and Hering S.A.

Alexandre Gonçalves Silva. Mr. Silva has been an independent member of the Board of Directors of Fibria Celulose S.A. since December 2009 as well as a member of the People and Compensation Committee, where he currently holds the position of coordinator. From 2001 through 2007, he served as President and CEO of GE do Brasil. In his 40-year career, he worked most of his time in diverse sectors of the commercial aircraft industry.

Presently, Mr. Silva is the Chairman of the Board of Directors of Embraer S.A. and a member of the Board of Directors of Cia. Nitroquimica Brasileira, Ultrapar, Amcham — American Chamber of Commerce, and a member of the Board of Directors and the People and Compensation Committee of Votorantim Cimentos S.A.

ALTERNATES

Maria Paula Soares Aranha. Mrs. Aranha has been an alternate member of the Board of Directors of Fibria Celulose S.A. since April 2013. She has been also a member of our Statutory Audit Committee since May 2017. She was a member of the Fiscal Council from April 2011 to April 2013 and coordinator of the Statutory Audit Committee from May 2013 to May 2017 of Fibria Celulose S.A. Since 2005, she has been acting in the field of controlling, corporate governance and operational risk management consultancy. Previously, she served as Superintendent of Planning and Control of Aliança do Brasil Companhia de Seguros (affiliate of Banco do Brasil). Mrs. Aranha joined Banco do Brasil S.A. in 1981 and has spent her career at the bank acting as Division Manager of Controlling and Executive Manager of Controlling and Distribution. Mrs. Aranha is a Chairman Fiscal Council of Invepar S/A.

Sergio Augusto Malacrida Junior. Mr. Malacrida has been an alternate member of the Board of Directors of Fibria Celulose S.A since April 2014. He has been also a coordinator of the Finance Committee since September 2013. He currently is Director of Treasury and Investor Relations Officer of Votorantim S.A. He was partner at PR&A Financial Products, partner at Vinci Partners, CFO at Vanguarda Agro, and Treasurer at Fibria.

Mr. Malacrida is a member of the Finance Committee of Votorantim Cimentos, Chairman of the Board of Directors and a member of the Finance Committee of Funsejem, member of the Board of Directors of Votorantim Energia and Citrosuco. He is graduated in Economics (FEA/USP) and MsC in Mathematics (IME / USP).

Tatiana Bacchi Eguchi Anderson. Mrs. Anderson has been an alternate member of the Board of Directors of Fibria Celulose S.A since April 2017. Since 2013, she has worked at on the legal department of Votorantim S.A. and as General Manager since 2015. Previously, she was a lawyer at the law firm Pinheiro Neto Advogados and an Intenational Lawyer at White & Case LLP in New York and Miami.

During her career, Mrs. Anderson has worked in several operations in the finance and capital markets and M&A, including IPO transactions, sindicated loans, project finance, private equity and purchase and sell of entities of several sectors, in Brazil and abroad. Mrs. Anderson has also experience in Corproate Governance, Compliance, competition, banking regulation, among other áreas of Law.

Julio Sergio de Souza Cardozo.Since 2014, Mr. Cardozo is an alternate member of the Board of Directors of Fibria Celulose S.A. and Coordinator Statutory Audit Committee, since May of 2017. He is lecturer, business consultant and full professor. He is professor of the Masters Program in Accounting at UERJ - University of the State of Rio de Janeiro and in MBA courses as an invited professor in several programs in the country. He was a partner with Ernst & Young for more than twenty years and after his retirement, he founded Julio Sergio Cardozo & Associates, a consulting business based in the city of São Paulo. He has a PhD equivalent in Accounting & Finance, Majors in Auditing & Internal Control — graduated by Rio de Janeiro State University.

Mr. Cardozo is Member of the Board of Directors of Saraiva SA Livreiros Editores, Chairman of the Fiscal Council of Rio 2016 Organizing Committee for the Olympic Games, Member of the Fiscal Council of the Cia. Energética do Ceará-COELCE and Member Statutory Audit Committee of Banco Santander (Brazil) S.A.

Francisco Fernandes Campos Valério. Mr. Valério has been an alternate member of the Board of Directors of Fibria Celulose S.A since April 2015. Previously, Mr. Valério was executive officer of Industrial Operations, Engineering and Procurement of Fibria Celulose SA from September 2009 until May 2013. He previously held various positions at Votorantim Celulose e Papel 1997 until 2009 and senior positions in other pulp and paper companies, including, Bahia Sul, Aracruz, Suzano, Braskraft Florestal e Industrial and Olinkraft Celulose e Papel.

Mr. Valério has been an alternate member of the Board of Directors of Veracel Celulose S/A, Chairman of Sindicato Papel e Celulose do MS.

Leonardo Mandelblatt de Lima Figueiredo. Since April 2017, Mr. Figueiredo has been an alternate member of the Board of Directors of Fibria Celulose S.A. and on May 2017 he was appointed member of the Finance Committee of the Company  Additionally, since 2009, Mr. Figueiredo has been an employee of the Brazilian Development Bank — BNDES. In this period, he has already engaged in monitoring and management of the BNDESPAR variable income portfolio, structuring of variable income operations and management and monitoring of the financing portfolio (Project and Corporate Finance). Currently, Figueiredo also holds the position of Head of the Department for Monitoring of Publicly-Held Companies.

Previously, between 2003 and 2009, Mr. Figueiredo engaged in the management of the Variable Income Portfolio of PREVI and management of BB DTVM funds.

Cesar Augusto Chaves Mendonça. Mr. Mendonça has been an alternate member of the Board of Directors of Fibria Celulose S.A since April 2017. In january 2009 he joined the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and is currently Manager at BNDES’ Capital Markets area, working in the Porfolio Management Department. Previously, between 2016 and 2017, he was an alternate member of Fiscal Council at Klabin S.A. Mr. Mendonça has also served as an alternate member of the Board of Directors of Tupy S.A.

Arminio Fraga Neto. Mr. Fraga has been an alternate member of the Board of Directors of Fibria Celulose S.A since April 2014. He is founding partner of Gavea and Chairman of the following Committees: Investment, Private Equity and Multimarket funds, Executive and Remuneration, and member of the Risk Committee and Real Estate Fund of Grupo Gavea. From 2009 to 2013, Arminio Fraga was Chairman of the Board of Directors of B3. From 1999 to 2002, he was Chairman of the Central Bank of Brazil and before that, he was Director of International Matters of the Central Bank of Brazil, from 1991 to 1992. From 1993 to 1999, he was Managing Director of Soros Fund Management in New York, focused in emerging markets. Additionally, Arminio Fraga was Vice-Chairman of Salomon Brothers in New York from 1989 to 1991, focused in arbitration in emerging markets. He was also Chief Economist and Manager of Operations in Banco Garantia from 1985 to 1988. Mr. Fraga taught regularly in universities in Brasil, such as Pontifícia Universidade Católica and Fundação Getúlio Vargas, Rio de Janeiro, and taught abroad at Columbia University from 1993 to 1999 and at Wharton School from 1988 to 1989. Mr. Fraga has also published academic works in several specialized magazines in Brazil and abroad.

Mr. Fraga is member of the Board of Directors of Group of Thirty and member of the Board of Directors of Instituto Desiderata.

José Ecio Pereira da Costa Junior. Mr. Pereira has been an alternate member of the Board of Directors of Fibria Celulose S.A since 2013. He has served as a member of the Statutory Audit Committee since May 2013. He was Chairman of the Fiscal Council from December 2009 to April 2013. In December 2007, he started the business management consulting company JEPereira Consultoria em Gestão de Negócios. From June 2002 to June 2007, he acted as audit partner at Deloitte Touche Tohmatsu in Brazil in the sector of audit and consulting. He graduated in Business Administration from Getulio Vargas Foundation — FGV and Accounting from Faculdade São Judas Tadeu.

Mr. Pereira is a member of the Board of Directors and member of the Audit Committee of Gafisa S.A., member of the Board of Directors of Princecampos Participações S.A., member of the Consultive Board of CVI Refrigerantes Ltda, member of the Audit Committee of Votorantim Cimentos S.A, Nexa S.A, Votorantim Siderurgia S.A, Votorantim Energia S.A, Citrosuco S.A and member of the Consultive Board of IBEF-PR.

Board of Executive Officers

The following executive officers were appointed by our Board of Directors. They are members of our board of executive officers and are our legal representatives. The board of executive officers meets periodically to review production, and commercial and financial operations. Our executive officers are as follows:

Name	Age	Position
Marcelo Strufaldi Castelli	54	Chief Executive Officer
Wellington Angelo Loureiro Giacomin	54	Supply Chain & Logistics
Guilherme Perboyre Cavalcanti	49	Chief Financial Officer & Investor Relations Officer
Luiz Fernando Torres Pinto	64	Human and Organizational Development
Maria Luiza de Oliveira Pinto e Paiva	54	Sustainability & Corporate Relations
Aires Galhardo	40	Operations & Engineering

We present below a brief biographical description of each executive officer:

Marcelo Strufaldi Castelli. Mr. Castelli was appointed as Chief Executive Officer effective on July 1, 2011. Prior to that, he served as our executive officer of Paper, Planning, Procurement and Forestry Operations and Technology beginning on August 28, 2009. Mr. Castelli also served as the supply chain and strategy director of our Company, where he has served as member of the executive board since December 2006. In addition, since joining our Company in 1997, Mr. Castelli held various positions, including recovery, utilities and environment manager, general manager of the Jacareí mill and associate director of operations. Prior to that, Mr. Castelli worked at Suzano, Bahia Sul and Aracruz. Mr. Castelli holds a bachelor’s degree in Mechanical Engineering from Universidade de Mogi das Cruzes and a degree in Business Administration from Faculdades Associadas de São Paulo (FASP). Mr. Castelli also attended courses at IMD in Switzerland and holds a Master of Business Administration degree from Fundação Dom Cabral (FDC).

Wellington Angelo Loureiro Giacomin. Mr. Giacomin joined the Company in 1987. From 2012 to 2014, he was General Manager for Supplies and, in 2014, he was appointed non-statutory Officer for Logistics and Supplies at Fibria. He is a mechanical technician from the Escola Técnica Federal do Estado do Espírito Santo, with an undergraduate degree in Mechanical Engineering and a graduate degree in Quality Engineering from Universidade Federal do Espírito Santo (UFES). He also holds a Master’s degree in Business Administration in Executive Management from IBMEC.

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

Luiz Fernando Torres Pinto. Mr. Pinto joined Fibria as the Executive Officer of Human & Organizational Development on October 24, 2011. Prior to Fibria, Mr. Pinto held several management positions in human resources, industrial production and business units at the following companies: SunCoke Energy, Cenibra, Aracruz Celulose and Paranasa. Mr. Pinto has a major in Chemical Engineering from Universidade Federal de Minas Gerais, a Master’s degree in Business Administration in Corporate Management from Fundação Dom Cabral and a HR specialization from Stanford Business School.

Maria Luiza de Oliveira Pinto e Paiva. Since March 2015, Ms. Pinto has been a non-statutory Sustainability and Corporate Relations Officer at Fibria. Previously, from 2013 to 2015, she worked as a consultant in Sustainable Development and Organizational Development and, between 2001 and 2012, held various positions with Banco Santander. She holds a bachelor’s degree in Psychology from Pontificia Universidade Católica de São Paulo and is specialized in Human Resources at the University of Michigan, in the United States, and in Business and Sustainability at Cambridge University.

Aires Galhardo. Mr. Galhardo has served as Fibria’s Executive Officer of Forestry Operations since June 2011. Mr. Galhardo joined the Company in July 2007, holding several management positions in Forestry Operations. Prior to that, Mr. Galhardo worked at Ambev (Cia de Bebidas das Américas), managing during 5 years logistic operations. Mr. Galhardo holds a bachelor’s degree in Business Administration from Fundação Getúlio Vargas and a Master degree in Business Administration also from Fundação Getúlio Vargas.

Fiscal Council

We have had a permanent Fiscal Council (Conselho Fiscal) since 2004, which is a corporate body independent of our management and our independent auditors.

At the Extraordinary Shareholders Meeting held on April 26, 2013 the Statutory Audit Committee was established; at the same meeting, the amendment of our Bylaws was approved where by the Fiscal Council became a non-permanent corporate body and will only be installed upon request by the shareholders. For the fiscal years of 2014 and 2015, the Fiscal Council was appointed.

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

Set forth below are the names, ages and positions of the members of our Fiscal Council and their respective alternates, each of whom has been appointed to serve until April 2018:

Name	Age	Year First Elected	Position
Mauricio Aquino Halewicz	44	2013	Member
Geraldo Gianini	67	2009	Alternate
Gilsomar Maia Sebastião	42	2013	Member
Antonio Felizardo Leocadio	45	2014	Alternate
Domenica Eisenstein Noronha	40	2016	Member
Mauricio Rocha Alves de Carvalho	56	2017	Alternate

Statutory Audit Committee

NYSE rules require that listed companies have an Statutory Audit Committee that (i) is comprised of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding Audit Committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Our Statutory Audit Committee, which, subject to certain exceptions, is equivalent to a U.S. audit committee, was installed at the meeting of our Board of Directors held on December 18, 2009. On April 26, 2013 the Audit and Risk Committee became the Statutory Audit Committee — CAE according to the Extraordinary Shareholders Meeting resolutions by the amendment of our Bylaws within the terms of CVM Ruling 509, of November 16, 2011, which shall operate on a permanent basis. On May 27, 2013, the Board of Directors approved the establishment of the Statutory Audit Committee, its Internal Rules and appointed its members. The CAE complies with all of such requirements and provides assistance to our Board of Directors in matters involving our accounting, internal controls, financial reporting and compliance. Our Statutory Audit Committee recommends the appointment of our independent auditors to our Board of Directors and reviews the compensation of, and coordinates with, our independent auditors. Our Statutory Audit Committee also evaluates the effectiveness of our internal financial and legal compliance controls. Our Statutory Audit Committee is composed of at least three (3) at most five (5) members appointed by the Board of Directors for a 5-year term. All members of our Statutory Audit and Risk Committee satisfy the audit committee membership independence requirements established under rules of the SEC. The Board of Directors has determined that José Ecio Pereira da Costa Junior is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act.

The members of the Statutory Audit Committee are as follows:

Name	Member Since	Age
Julio Sergio Souza Cardozo	Oct 1, 2014	73

Maria Paula Soares Aranha	May 27, 2013	60

José Ecio Pereira da Costa Junior	May 27, 2013	66

As of December 31, 2017, the members of our Statutory Audit Committee, on an individual basis and as a group, directly own less than 1% of our common shares.

Our Statutory Audit Committee is governed by internal regulations, which were approved by the Board of Directors in July 2014, which sets forth rules with respect to duties and responsibilities of the committee, its structure and functioning, as well as rights and obligations of its members.

Advisory Committees

We also have five advisory committees, comprised of Board members and others, with the power to make recommendations for the consideration of the Board. These are: the Statutory Audit Committee, the Finance Committee, the Innovation Committee, the Personnel and Remuneration Committee and the Sustainability Committee, each of which has its own internal regulations and acts in accordance with our Bylaws. The Statutory Audit Committee supervises the quality and integrity of financial reports, adherence to legal, statutory and regulation, the suitability of processes relating to managing Risk and the activities of the internal and independent auditors. The Finance Committee advises on macroeconomic matters as well as financial strategy and cash and market risk management policies. The Innovation Committee assists the Board in analyzing initiatives related to research and technological innovation in forestry and industrial areas, and management in relation to new products and processes. The Personnel and Remuneration Committee is tasked with analyzing human resources policies, structures and practices and remuneration policy, among other related matters. The Sustainability Committee advises our Board of Directors on all matters relating to sustainability evaluates investment proposals in terms of sustainability and impact and monitors the implementation of policies, strategies and activities relating to the sustainability of our operations.

B.                                    Compensation

In 2017 remuneration expenses to our executive officers and directors, including all benefits was R$30,028 thousand. Details are set forth in the table below:

2017
(in thousands of Reais)
Benefits to officers and directors	27,914
Benefit program - Phantom Share Plan and Stock Options Plan	2,114
30,028

The Brazilian Corporation Law requires that members of our fiscal council receive remuneration equal to at least 10% of the average amount paid to our executive officers.

Members of the Board of Directors, Fiscal Council, Board of Officers (comprising both statutory and non-statutory officers) and committee members are entitled to compensation for their service, consisting of fixed and variable remuneration, benefits and participation in the Company’s long term incentive plan, as detailed in the table below (the percentages reflect the percentage of total remuneration represented by the category):

2017

Elements of Remuneration	Board of Directors	Fiscal Council	Statutory Officers	Non- Statutory Officers	Personnel and Renumeration Committee	Finance Committee	Sustainability Committee	Innovation Committee	Statutory Audit Committee
Fixed Renumeration	100%	100%	49%	28%	100%	100%	100%	100%	100%
Benefits	0%	0%	6%	16%	0%	0%	0%	0%	0%
Variable Renumeration	0%	0%	26%	36%	0%	0%	0%	0%	0%
Long Term Incentive Plan	0%	0%	19%	20%	0%	0%	0%	0%	0%
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%

Fixed compensation is a salary for the Board of Officers, and fixed fees for Board of Directors, Committee and Fiscal Council service. The variable salary is based on performance criteria established from time to time by the Board of Directors.  The benefits provided range from medical and dental assistance, group life insurance, private health insurance, paid vacation, 13th salary, social security (FGTS) and post-employment support.  Under the Phantom Share Plan, 2017 participants who have vested after five years are entitled to complementary remuneration based on goals for the Company’s share valuation, subject to maximum limits established in the Plan.

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

According to the Brazilian corporate law and to our by-laws, the members of the Board of Directors are elected by the holders of our common shares at the general shareholders meeting. Fibria’s members of the Board of Directors serve two-year terms. In April 2017 the sitting and alternate members were elected to serve a mandate until the Ordinary General Meeting to be held in 2019.

D.            Employees

As of December 31, 2017, we employed 5,268 people. We outsource many of our operations and substantially all of the transportation of wood, pulp and other raw materials. This accounted for 13,425 people as of December 31, 2017.

                Several unions represent our employees and they are considered well-organized institutions. Annual Collective agreements related to non-executive employees were renewed in 2017 for another year, except for the agreement of the industrial employees of our Três Lagoas Industrial Unit which is still under negotiation. Formalized agreements resulted in a base salary increase of up to 2.8% (the collective agreements for 2017 were concluded with a low real increase, considering that the higher one has been 0.3% above the inflation), including administrative, industry and forest personnel. We believe we have very good relations with our employees.

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

Defined Contribution Pension Plan

In March 2000, we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group (Funsejem) which is available to all employees. For employees below a certain income level we match their contribution limited to 1.5% of the employee’s compensation. For employees above that income level we match the employee’s contribution up to 6% of the employee’s compensation. Additional contributions can be made at the employee’s option. Contributions vest in a range of percentages depending on the employee’s years of service and will fully vest upon the employee’s retirement, death or disability, provided the employee has at least one year of service. The Company’s contributions for the year ended December 31, 2017, 2016 and 2015, were R$11.4 million, R$11.7 million and R$9.7 million, respectively.

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

The amount recorded as expenses for the year ended December 31, 2017, 2016 and 2015, was R$8.5 million, R$6.7 million and R$6.9 million, respectively.

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial Assumptions
	2017	2016

Discount rate - %	5.39	5.65
Real growth rate of medical costs - %	3.25	3.0
Rate of increase of utilization of medical assistance - %	3.25	3.0
Long-term inflation - %	4.4	5.5
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

Based on the independent actuary’s report, the position of the actuarial calculations is as follows:

	2017	2016
	(in thousands of Reais)	(in thousands of Reais)
Reconciliation of liabilities
Present value of actuarial obligations	136,340	89,944
Cost of current service
Interest on actuarial obligations	15,527	11,806
Benefits paid	(7,015)	(5,270)
(Gains) losses	(10,095)	39,718
Others		142
Balance of actuarial obligations	134,757	136,340

We are Fibria Movement

The “We are Fibria” movement is the result of the evolution of Organizational Culture in search of High Performance. This move begins with a diagnosis of culture and intangible assets carried out in 2014, in line with Fibria’s Strategic Plan and Maximization of Long-Term Value.

With a consolidated-identity, we act on several fronts for the dissemination of culture focused on Efficiency and Innovation, Customer Focus, Diversity, reduction of Hierarchical Distance, Meritocracy and Brand Perception.

In 2017, we started the SOMOS FIBRIA (“We are Fibria”) movement, where in joint consultation with all executives our Inspiration and Purpose was developed, as well as the revision of management beliefs and the creation of the desired attributes, bringing the way the organization wishes to be recognized by the public.

The movement was launched at the meeting with the 2017 President, which is held in all business units. Its deployment has been carried out through a campaign where the leaders are the ambassadors, being the agents of this change, conducting dynamics with their teams, clarifying and discussing the aspects of this evolving Culture.

This is a continuous movement, and seeks to strengthen our beliefs, our felling of belonging, direction and how we want to be perceived by our stakeholders.

E.            Share Ownership

As of December 31, 2017, the members of our Board of Directors and our Executive Officers, on an individual basis and as a group, directly owned less than 1% of our common shares. For information on the beneficial ownership by the Ermírio de Moraes family, see “Item 7. A. Major Shareholders and Related Party Transactions — Major Shareholders.”

The following table lists the amount of shares held directly by each individual member of our Board of Directors or Executive Officers and their representative percentage relative to the total outstanding shares as of December 31, 2017:

Board of Directors	Number of Common Shares

José Luciano Duarte Penido	2,001
Maria Paula Soares Aranha	0
João Carvalho de Miranda	15
Sergio Augusto Malacrida Junior	0
Raul Calfat	2
Tatiana Bacchi Eguchi Anderson	0
Carlos Augusto Lira Aguiar	2,431
Julio Sergio de Souza Cardozo	0
João Henrique Batista de Souza Schmidt	0
Francisco Fernandes Campos Valério	3,539
Ernesto Lozardo	0
Eduardo Rath Fingerl	616

Marcos Barbosa Pinto	0
Arminio Fraga Neto	0
Alexandre Gonçalves Silva	1
José Ecio Pereira da Costa Junior	0

Executive Officers
Marcelo Strufaldi Castelli	25,800
Maria Luiza De Oliveira Pinto E Paiva	0
Luiz Fernando Torres Pinto	0
Wellington Angelo Loureiro Giacomin	5,643
Aires Galhardo	0
Guilherme Perboyre Cavalcanti	14,773
Total	54,731

Source: Itaú Custódia.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

As of December 31, 2017, Fibria had 553,934,646 common shares. The table below presents certain information as of December 31, 2017, regarding (i) any person known to us as the owner of 5% or more than of our outstanding common stock, and (ii) the total amount of the common stock owned by the members of our Board of Directors, Executive Officers and Fiscal Council.

	December 31, 2017
Shareholders	Number of shares	% of total
Common Shares
Votorantim S.A	162,974,335	29.42
BNDES Participações S.A	161,082,681	29.08
Board of Directors, Executive Officers and Fiscal Council	34,420	0.01
Treasury Shares	892,132	0.16
Public (Free Float)	228,951,078	41.33
Total Common Shares	553,934,646	100.00

(1)                                 Under the First Amendment to the Shareholders’ Agreement, BNDESPar is required to hold 20.589% of the total capital during the first three years (until October 2017) of the signature of the First Amendment of the Shareholders’ Agreement which took place on October 29, 2014, and for the next two years 10.2945% (from October 2017 to October 2019).

B.                                    Related-Party Transactions

We have engaged in a number of transactions with related parties, which are described in Note 16 to our 2017 consolidated financial statements, included elsewhere in this annual report.

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

The following is a summary of the nature and conditions of the transactions with the related parties:

Controlling shareholders

We have a contract with Votorantim S.A. related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$10 million and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, Votorantim S.A. provides various services related to technical advice, trainings, including management improvement programs. These services are also provided to the entire Votorantim Group and we reimburse Votorantim S.A. at cost for the charges related to the services used.

We have financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of our plants (See Note 23 of our 2017 consolidated financial statements).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

Votorantim Group companies

The Company, through its VOTO IV joint-operation had an account receivable of US$3 million with Votorantim S.A., which matures in July 2018 (equivalent to R$10 million).

The Company has a commitment to purchase energy from Votener — Votorantim Comercializadora de Energia Ltda. to supply our units in Jacareí, Aracruz and Três Lagoas. Since these units already generate their own energy, the contract has the purpose of optimizing the energy matrix, considering that excess energy can be sold and eventual needs are contracted at the market price. These transactions intermediated by Votener can be with entities from Votorantim Group or third parties. The amount to be paid or received upon the sale of energy changes based on plant energy requirements. The total amount contracted is approximately R$1.0 million for the services of energy to be rendered by Votener, maturing on December 31, 2021. In the event of early termination of the contract, that party is required to pay all obligations incurred up to effective date of termination of the contract.

The Company has a marketable security investment with Banco Votorantim in the amount of R$67 million, maturing in November 2018 and an average interest rate of 101.46% of the CDI.

The subsidiary Portocel has a marketable security investment with Banco Votorantim in the amount of R$347 thousand maturing in July 2018 and an average annual interest rate of 99.60% of the CDI.

The subsidiary Fibria Terminal de Celulose de Santos has a marketable security investment with Banco Votorantim in the amount of R$1.4 million maturing in November 2018 and an average annual interest rate of 99.50% of the CDI.

Votorantim CTVM Ltda. rendered services to us during the process of issuance of the Agribusiness Credit Receivable Certificates, where we paid distribution fees of R$183 thousand.

Votorantim Cimentos has an agreement with the Company for the supply of road construction supplies, such as rock and calcareous rock, in the amount of R$444 thousand through May 2019.

On June 14, 2017, we signed a sale and purchase agreement of eucalyptus forests with Votorantim Siderurgia S.A. (“VS”) regarding the first cycle of rotation. As a consequence, we agreed with the payment of R$11.8 million being that the first payment equivalent to 80% of the total was made in June 2017 and the remaining balance will be made up to 20 days after the harvest.

On December 14, 2017, we signed a cession of rights and obligations agreement with VS for the cession to us of the first cycle of rotation of the eucalyptus forests regarding existing contracts signed with rural producers from the State of Minas Gerais. As a consequence, we agreed with the payment in the amount of R$1.8 million corresponding to the reimbursement of the value already paid in advance by VS to the rural producers regarding the existing contracts. The payment of 85% was made in December 2017 and the remaining balance will be made up to 20 days after the harvest.

On December 21, 2017, we signed a sale and purchase agreement of eucalyptus forests with VS regarding the first cycle of rotation. As a consequence, we agreed with the payment of R$7.1 million being that the first payment equivalent to 85% of the total was made in December 2017 and the remaining balance will be made up to 20 days after the harvest.

The Company had an agreement to purchase sulfuric acid from Nexa Resources (formerly Votorantim Metais Ltda.), in the amount of R$12 million, for the supply of 24,000 tons of sulfuric acid. A two year renewal period is under negotiation, in the total amount of R$18 million, for the supply of 48,000 tons of sulfuric acid.

The Company has land lease agreements, for approximately 1,673 hectares of planted area, with Companhia Brasileira de Alumínio - CBA, with final maturity in February 2023, amounting R$9 million.

The Company has land lease agreements, for approximately 255 hectares, with Sitrel — Siderurgia Três Lagoas Ltda., with original maturity in September 2031, totaling R$2 million.

In the years ended December 31, 2017, 2016 and 2015, no provision for impairment was recognized on assets involving related parties.

The total annual amount authorized by the Annual General Meeting on April 28, 2017 for the remuneration of Board of Executive Officers, Board of Directors and Fiscal Council for 2017 was R$59 million. The remuneration expenses in 2017 included: (i) benefits to officers and directors (R$28 million); and (ii) benefit program - Phantom Stock Options and Stock Options plans (R$2 million).

Benefits include fixed compensation, social security contributions to the National Institute of Social Security (INSS) and the variable compensation program.

This number does not include the compensation for the Statutory Audit Committee, Finance, Personnel and Remuneration, Compensation, Innovation and Sustainability Committees’ members of R$1.7 million for the year ended December 31, 2017.

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

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

See “Item 3. Key Information — A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal proceedings and provisions

We are subject to numerous legal proceedings with respect to tax, labor and other claims. See Note 25 to our 2017 consolidated financial statements and discussions on our critical accounting policies.

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

	2017			2016
In thousands of Reais	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net
Nature of claims
Tax	114,733	120,342	5,609	107,300	112,616	5,316
Labor	43,889	158,055	114,166	67,343	230,155	162,812
Civil	3,056	49,225	46,169	21,222	42,986	21,764
Total	161,678	327,622	165,944	195,865	385,757	189,892

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

The updated amount of the legal cases assessed as reasonably possible, as of December 31, 2017 is R$7.5 billion for Tax Proceedings and R$2.3 billion for Civil Proceedings.

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

Currently, the tax exposure is under discussion in the judicial level, where it is pending judgement with respect to the appeal presented by the Company. The amount as of December 31, 2017 was R$143 million.

IRPJ/CSLL - partial approval

We have pending a number of requests for the approval of income tax credits with the Brazilian Federal Revenue Service with respect to fiscal year 1997, totaling R$134 million. The authorities approved only R$83 million, which generated a debt of R$51 million (R$ 234 million updated as at December 31, 2017). We timely appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion at the judicial level. Based on the opinion of our internal and external legal counsel, the probability of loss is possible and, as such, no provision has been recorded with respect thereto.

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

After notification of the decision, on May 25, 2016, since no appeal at the administrative level is permitted, the Company proceeded in the judicial courts and is currently awaiting the defendant´s response (Federal Union). The Company paid the judicial guarantee, which was accepted, and based on the opinion of our internal and external legal counsel, the likelihood of loss is possible and, as such, no provision has been recorded with respect thereto. The amount as of December 31, 2017 was R$2 billion.

IRPJ/CSLL — Fibria Trading International II

In June 2014, a tax assessment in the amount of R$272 million, was issued by the RFB against us, with respect to IRPJ, and CSLL, during the period from 2010. The main discussion is the taxation of the profits earned by the Controlled Companies FTI (Fibria Trading International), Normus and FOH (Fibria Overseas Holding) in Brazil. The amount of the assessment was R$383 million as of December 31, 2017.

We received a favorable decision in the second administrative instance, but tax authorities appealed and the claim is pending final decision. Based on the position of our internal and external legal advisors, the likelihood of loss is possible and no provision has been recorded with respect thereto.

IRPJ/CSLL —disallowance of depreciation, amortization and depletion expenses —  2010

In December 2015, a tax assessment, was issued by the RFB, against us, with respect to IRPJ and CSLL. The main argument of the assessment is the non-deductibility of depreciation, amortization and depletion expenses, during the fiscal year 2010. We present administrative appeal on the legal period, judged partially valid. The decision was object of voluntary recourse, presented by us in November 2017, and are awaiting the judgement.The amount as of December 31, 2017 was R$674 million.

IRPJ/CSLL — Fibria Trading International and Fibria International Trade 2011

In December 2015, a new tax assessment in the amount of R$52 million was issued by the RFB against us with respect to IRPJ and CSLL. The main issue is the taxation of the profits earned in the fiscal year of 2011 by the subsidiary Fibria Trading International and Fibria International Trade in Brazil. However, this assessment did not reflect the accumulated losses of Fibria Trading International. The payment of the amount regarding the Fibria International Trade GmbH has been included on the REFIS. In November 2017, the Company was notified of the decision of first administrative instance, which judged as partially valid the appeal we presented. We are currently awaiting judgement of the recourse presented by the Company. The amount as of December 31, 2017 was R$64 million.

IRPJ/CSLL — Veracel

In June 2017, our jointly-operated entity Veracel received a tax assessment notice in the total amount of R$226.3 million, related to the collection of income tax and social contribution (IRPJ and CSLL) of the years 2012 and 2013. With respect to the year 2012, the tax authorities considered that the Veracel would have opted, in the transfer pricing calculation, by the transfer pricing method for commodities (“PECEX”) method, when in fact, the used method was the acquisition cost or production plus taxes and net income (“CAP”). As the price parameter calculated through the PECEX method is higher than the price calculated through the CAP method, the tax authorities adjusted in the Veracel’s net income.

For the year 2013, Veracel received a tax assessment related to the method adopted to convert its export revenues. The tax authorities considered the need to account, as income or expense, the foreign exchange gains or losses arising from the change in the exchange rate between the date of issuance of the export invoices and the effective date of the export revenue, with the shipments of the goods. However, the calculation of the foreign exchange gains considered by the tax authorities is based on a calculation error, which, if corrected, proves that the foreign exchange was negative and, therefore, there is no omission of revenue, but a misleading in the deduction of negative expenses with foreign exchange. The total amount as of December 31, 2017 was R$117 million, corresponding to our 50% interest.

Other Tax liabilities

Fibria has over 706 legal cases for individual amounts of less than R$100 million with probability of loss classified as reasonably possible. The amount involved in all of these legal cases is R$3.7 billion. The average value of each case is R$5.2 million.

Labor Proceedings

We are a party to approximately 4,045 labor lawsuits with a total exposure of R$1,005 million, filed by former employees, third parties, unions, Public Prosecutor Office and Ministry of Labor claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, illegal outsourcing, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), severance pay of employees of thirty parties.

Civil Proceedings

We are party to civil lawsuits that are assessed as possible (but not probable) losses, with a total exposure of R$2,257 million, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity.

Comments regarding civil proceeding cases

Regarding the civil lawsuits that are assessed as possible, approximately 620 have a total exposure of R$485 million with an average estimated value for each case of R$782 thousand. Most of these lawsuits refers to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity.

In June 2012, a Public Civil Action was filed by the Federal Prosecutor to prohibit the Company´s trucks from using federal highways above weight restrictions, also requesting increase in the fine for cases of overweight, compensation for material damages allegedly caused to federal highways, compensation for damages allegedly caused to the environment and the economic order, and compensation for moral damages. The updated amount of R$1.772 million as of December 2017, was given by the Federal Prosecutor for the proceeding. The Company successfully appealed against an interlocutory decision granted in this case through a interlocutory appeal, which is pending final judgment.

The Company filed a civil lawsuit against Eldorado Brasil Celulose S/A in August 2015, resulting from a preliminary injunction in April 2013, to produce evidence from experts to prove the similarity/genetic identity among the eucalyptus trees grown on farms in the Eldorado farms regarding the VT02 sample, owned by Fibria. The main lawsuit is in progress in the  municipality of Três Lagoas/MS and its purpose is to discuss the violation of the VT02 sample by Eldorado, terminate its use by the defendant and obtain compensation for material and moral damages. In March 2017, through a preliminary injunction, the cessation and immediate abstention of the planting and propagation of the VT02 sample by Eldorado throughout the national territory was granted, subject to a daily penalty of R$100 thousand. The case is in the pre-trial phase. The updated amount claimed is R$144 million.

Fibria was served in March 2014  in a Public Civil Action filed by the Federal Prosecutor’s Office in the municipality of São Mateus  regarding the real properties acquired by the Company in the north of the state of Espírito Santo. The Federal Prosecutor requested the nullity of the deeds, compensation for moral damages and suspension of financing for Fibria’s operations in São Mateus e Conceição da Barra (Espirito Santo State). A preliminary injunction was granted, which blocked around 6,000 hectares of Fibria’s land in São Mateusand Conceição da Barra and suspended any financing for Fibria by BNDES for either production or planting of eucalyptus pulp in the municipalities of São Mateus and Conceição da Barra.  Fibria presented its defense and filed an interlocutory appeal, which suspended the effects of the granted injunction. The Federal Prosecutor filed an appeal, and was successful, restoring the injunction. Later, a decision was granted limiting the restriction of financing only to the properties objectified in the action, but not to all the properties in São Mateus and Conceição da Barra.

In September 2015, Fibria was served in a new Public Civil Action filed by the Federal Prosecutor’s Office in the municipality of São Mateus, requesting the nullity of the deeds of some other proprieties acquired by the Company in the northern of the state of Espirito Santo. It was granted a preliminary injunction blocking around 5,601 hectares of Fibria’s lands in the municipalities of São Mateus and Conceição da Barra. Fibria presented its judicial defense and interlocutory appeal.

The cases are pending judgment and both Public Civil Action are in the evidence collection phase. Fibria’s position is that the acquisition of the land was made in accordance with applicable laws and practices used at the time and the matter is still being disputed judicially.

Veracel

We and Stora Enso each own 50% of Veracel, the joint ownership governed by a Shareholders’ Agreement. In May 2014, we commenced an arbitration against Stora Enso for alleged breach of its obligations on certain provisions of the Shareholders’ Agreement. The amount involved is confidential, and there is currently no financial impact to the Company.

Remaining judicial deposits (consolidated)

The Company has judicial escrow deposits at December 31, 2017 the amount of R$161,694 thousand (R$145,956 thousand in December 31, 2016) for cases classified by external legal advisors as of remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, Income taxes and to contributions to the INSS, among other of smaller amounts. The deposits also include R$147,021 thousand of the credit balance of REFIS - “Profits Abroad”, as detailed in Notes 25 and 26 to our 2017 consolidated financial statements.

Administrative Proceedings

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

Fibria entered into Take or Pay long-term agreements with suppliers of pulp, transport, diesel fuel, chemical and gas natural products for the average period of six years. These agreements contain termination and suspension clauses of supply due to non-compliance with material obligations. The contractual obligations assumed on December 31, 2017 represented R$1,326 million p.a. (R$1,388 million as of December 31, 2016). See Note 28 to our 2017 consolidated financial statements.

Dividends

General

Under Brazilian corporate law, we must allocate 5% of our annual net income to a legal reserve (used only to offset any accumulated deficit or to increase the corporate capital) that shall not exceed the amount equivalent to 20% of the company’s capital.

In addition, according to the Brazilian corporate law, after the allocation of any amounts to the legal reserve, we may, subject to shareholders’ approval, make allocations from the remaining balance to a contingency reserve against future losses.

As determined by Brazilian corporate law and reflected in our by-laws, at the end of each fiscal year, all shareholders are entitled to receive a mandatory dividend, also known as the mandatory distribution. The company must distribute at least 25% of its net income after taxes, after deducting the accumulated losses and after deducting any amounts allocated to employee’s and management participation, and as reduced or increased, as the case may be, by the following amounts:

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

The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the requirements of Brazilian corporate law. In addition, amounts arising from tax incentive benefits or rebates are appropriated to a separate capital reserve in accordance with the Brazilian corporate law. This investment incentive reserve is not normally available for distribution, although it can be used to absorb losses under certain circumstances, or be capitalized. Amounts appropriated to this reserve are not available for distribution as dividends.

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

Brazilian law allows the payment of dividends only in Reais limited to the unappropriated retained earnings in our financial statements prepared in accordance with IFRS. At December 31, 2017, in our financial statements prepared in accordance with IFRS, we had unappropriated retained earnings —Reserve for Investments of R$2.8 billion. Unappropriated retained earnings as reported in accordance with IFRS may be used to make additional discretionary dividend payments, but we cannot assure you that we will make dividend payments out of these unappropriated retained earnings in the foreseeable future. No dividend distribution can be made if an accumulated deficit is reported in accordance with IFRS, unless the negative balance is eliminated by the reversal of other reserves.

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

Payment of dividends

For the years 2015 and 2016, with respect to the reported net income of R$357 million and R$1,664 million, respectively, following Brazilian corporate law and our Bylaws, the minimum dividends paid were R$81 million in 2015 and R$393 million in 2016, corresponding to 25% of the adjusted net income. Moreover, considering the Dividend Policy, management authorized a distribution in May 2016 of R$219 million as an additional dividend.

For the year 2017, with respect to the reported net income of R$1,093 million, following the Brazilian Corporate Law and our Bylaws, the minimum proposed dividends to be paid total R$258 million, corresponding to 25% of adjusted net income.

B.                                    Significant Changes

No significant changes or events have occurred after the close of the balance sheet date at December 31, 2016, other than the events already described in this annual report.

ITEM 9. THE OFFER AND LISTING

A.                                    Offer and Listing Details

The ADSs are listed on the New York Stock Exchange under the trading symbol “FBR.” Our common shares trade on the São Paulo Stock Exchange under the symbol “FIBR3” (prior to November 18, 2009 we traded under the symbol “VPCA4”). At December 31, 2014, we had approximately 12,100 shareholders of record at the B3.

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

		Reais per Share (Preferred share until August 12, 2009, and Common Shares thereafter)		U.S. Dollars per ADS
		High	Low	High	Low

2013	Annual	29.45	20.98	13.15	10.37

2014	Annual	33.13	20.10	12.38	9.14

2015	Annual	57.80	29.14	14.77	11.30

2016	First Quarter	49.98	29.81	12.43	8.32
	Second Quarter	33.50	21.53	9.40	6.76
	Third Quarter	24.08	18.48	7.28	5.86
	Fourth Quarter	33.37	22.68	9.72	7.11
	Annual	49.98	18.48	12.43	5.86

2017	First Quarter	32.17	24.51	9.97	7.83
	Second Quarter	38.82	26.77	11.76	8.54
	Third Quarter	43.24	31.83	14.01	9.65
	Fourth Quarter	53.92	38.90	16.92	12.23
	Annual	53.92	24.51	16.92	7.83

Share Price for the most recent six months:

	September	43.24	38.90	14.01	12.23
	October	53.92	42.85	16.92	13.54
	November	53.61	45.17	16.34	13.89
	December	49.35	43.91	14.93	13.60
	January	56.47	47.00	17.84	14.54
	February (through February 16, 2018)	57.30	53.75	17.84	16.52

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

The São Paulo Stock Exchange is less liquid than the New York Stock Exchange or other major exchanges in the world. At December 31, 2017, the aggregate market capitalization of the 61 companies listed on the São Paulo Stock Exchange Index (Ibovespa) was equivalent to approximately U.S.$779 billion, and the ten largest companies listed on the São Paulo Stock Exchange Index represented approximately 52% of the market capitalization in the year. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder.

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

C.                                    Material Contracts

Shareholders’ Agreement of Fibria

Under the terms of the Investment Agreement entered into between BNDESPar, Votorantim S.A. and ourselves (as an intervening party), Votorantim S.A. and BNDESPar have entered into the First Amendment to the Shareholders’ agreement of Fibria, executed on October 29, 2014, under which the approval of certain matters will depend on the affirmative vote of BNDESPar in a Pre-Meeting including:

(a)         decrease of Company’s capital stock, except for absorption of losses;

(b)         approval of annual budget of Company and/or its Controlled Companies, as long as the ratio of Net Debt to Adjusted EBITDA remains above 3.5;

(c)          proposal of an extrajudicial restructuring plan, filing of judicial restructuring or bankruptcy by the Company or Controlled companies;

(d)         liquidation or dissolution of Company or of any subsidiary;

(e)          a reduction or the non-payment of the compulsory dividend be the Company;

(f)           participation of Company in an group of companies;

(g)          decrease of the level of listing with B3 or delisting of Company as a public company;

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

(k)         operations between Company and/or its Controlled Companies, on one side, and any Related Parties, on the other side, in any amount above R$20,000,000 per year, excluding any agreements (i) for commercialization of electric energy with a global annual value up to R$200,000,000; (ii) of shared services (such administrative, financial, logistic and information technology services) with a global annual up to R$25,000,000; (iii) financial investments at market conditions up to R$200,000,000 and (iv) agreements for protection of cash flow with global exposure in an amount equivalent in national currency up to U$220,000,000 the limit applies to the value of reference of the agreement — national value);

(l)             disposal or encumbrance, by the Company and/or its Controlled Companies, of fixed assets that, individually or cumulatively have, in a period of twelve (12) months, an amount higher than five per cent (5%) of total assets, calculated based on the most recent ITR;

(m)     any proposal for the creation of reserves, provisions or change of accounting criteria with value, individually or cumulatively have, in a period of twelve (12) months, an amount higher than five percent (5%) of total assets, calculated based on the most recent ITR;

(n)         entering into agreements of any nature, with individual value above R$700,000,000, by the Company and/or its Controlled Companies, with exception of the agreements provided for in other items of this Section;

(o)         capital investments not included in the business plan or budget approved by Company’s Board of Directors and provided they have an individual amount above R$700,000,000;

(p)         acquisition by the Company of relevant interest, as defined in applicable legislation, not contemplated in the business plan or budget approved by Company’s Board of Directors, and provided their individual value is above R$700,000,000;

(q)         the matters provided for in letters (k), (n), (o) and (p) of this Section 5.3 in the event such matters result in a ration Net Debt to Adjusted EBITDA with a level above 3.5;

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

Under Resolution No. 4.373/2014, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled. In accordance with Resolution No. 4.373/2014, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities that are domiciled or headquartered abroad.

Investors under Resolution No. 4.373/2014, who are not a Tax Haven Holder or a country that does not impose income tax or in which the maximum income tax rate is lower than 20%, are entitled to favorable tax treatment. See “Material Tax Considerations—Material Brazilian Tax Considerations.”

Resolution No. 1,927 provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. An application was filed to have the ADSs approved by the Central Bank and the CVM under Annex V, and we received final approval before the ADSs Offering.

An electronic registration, which replaced the amended Certificate of Registration, was issued in the name of the depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. This electronic registration was carried on through the SISBACEN. Pursuant to the electronic registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the common shares represented by the ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the Depositary’s electronic registration for only five business days after the exchange. Thereafter, a holder must seek to obtain its own electronic registration. Unless the common shares are held pursuant to Resolution No. 4.373/2014  by a duly registered investor or a holder of common shares, who applies for and obtains a new electronic registration, that holder may not be able to obtain and remit abroad U.S. Dollars or other foreign currencies upon the disposition of the common shares, or distributions with respect thereto. In addition, if the foreign investor resides in a tax haven jurisdiction or is not an investor registered pursuant to Resolution

No. 4.373/2014, the investor will also be subject to less favorable tax treatment.

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

•                  to change our corporate purpose;

•                  terminating a state of liquidation of the corporation

•                  creating founders’ shares

•                  dividing the Corporation

•                  dissolving the corporation

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

For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of common shares or ADSs: (a) Non-Brazilian Holders that are not resident or domiciled in a tax haven jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of common shares, are registered before the Central Bank and the CVM to invest in Brazil in accordance with Central Bank Resolution No. 4,373/14; and (b) other Non-Brazilian Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investors that are located in tax haven jurisdictions. The investors mentioned in item (a) above are subject to a favorable tax regime in Brazil, as described below.

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of our common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of common shares, which has registered its investment in such securities with the Central Bank as a Dollar investment (in each case, a Non-Brazilian Holder).

Central Bank Resolution No. 4,373/14 permits foreign investors, defined to include individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad may invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain legal and regulatory requirements are fulfilled. The foreign investors must: (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) complete the appropriate foreign investor registration form; (c) register as a foreign investor with the Brazilian securities commission; and (d) register the foreign investment with the Central Bank.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373/14 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.

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

Taxation of gains

Transactions conducted outside of a Brazilian stock, future or commodity exchange (or similar entities)

On 17 March 2016, Law 13,259/2016 introduced changes to the capital gains tax applicable to Brazilian resident individuals, and on 29 August 2017, Normative Instruction n. 1,732/2017, clarified that non Brazilian holders should be subject to withholding income tax  based on progressive rates from 15% to 22.5% (dependent on the quantum of the capital gain) on gains realized on disposal or exchanges of common shares if the transaction is carried out outside any Brazilian stock, future or commodities exchange (and also in case of redemption of shares in a transaction occurring outside of a stock exchange), except for a Tax Haven Holder which, in this case, will remain subject to income tax at a rate of 25%. If these gains are related to transactions conducted on the Brazilian over-the-counter market with intermediation (or in case of transactions carried out on markets subject to future liquidation), the withholding income tax of 0.005% of the gross proceeds shall also be applicable and can be offset against the eventual income tax due on the capital gains.

Transactions conducted within a Brazilian stock, future or commodity exchange (or similar entities):

Disposal of securities - ADSs:

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

Common Stock:

With respect to the disposition of common shares, as they are assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the disposition is conducted in Brazil or with a Brazilian resident. Gains assessed on the disposition of the common shares carried out on the Brazilian stock exchange (which, in principle, should also include the transactions carried out on the organized over-the-counter market) are:

•                  Exempt from income tax, when assessed by a Non-Brazilian Holder that (1) has registered its investment in Brazil before the Central Bank under the rules of Resolution No. 4.373/2014 (“4.373/2014 Holder”) and (2) is not a Tax Haven Holder; or

•                  Subject to income tax  on progressive rates from 15% to 22.5% (dependent on the quantum of the capital gain) in any other case, including the gains assessed by a Non-Brazilian Holder that is not a 4.373/2014 Holder or is a Tax Haven Holder. In these cases, a withholding income tax of 0.005% shall also be applicable on the gross proceeds and can be offset with the eventual income tax due on the capital gain.

Exchange of securities via deposit

The deposit of common shares in exchange for ADSs may be subject to Brazilian capital gain tax on progressive rates from 15% to 22.5%, if the amount previously registered with the Central Bank as a foreign investment in the common shares is lower than (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (2) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In this case, the difference between the amount previously registered and the average price of the common shares, calculated as above, shall be considered a capital gain (although there are grounds to challenge this taxation). On receipt of the underlying common shares, the non-Brazilian holder registered under Resolution No. 4.373/2014 will be entitled to register the Dollar value of such shares with the Central Bank as described below in “—Registered Capital.” However, if this non-Brazilian holder does not register under Resolution No. 4.373/2014, it will be subject to the less favorable tax treatment described below.

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

Registered capital

The amount of an investment in common shares held by a non-Brazilian holder who qualifies under Resolution No. 4.373/2014  and obtains registration with the CVM, or by the depositary representing such holder, is eligible for registration with the Central Bank; such registration (the amount registered is referred to as registered capital) allows the remittance of foreign currency outside Brazil, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized with respect to dispositions of, such common shares. The registered capital for each preferred share purchased as part of the international offering, or purchased in Brazil after that date, and deposited with the Depositary will be equal to its purchase price in U.S. Dollars. The registered capital for a preferred share that is withdrawn upon surrender of an ADS will be the Dollar equivalent of (i) the average price of a preferred share on the Brazilian stock exchange on which the greatest number of such shares was sold on the day of withdrawal, or (ii) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares was sold in the 15th trading session immediately preceding such withdrawal. The Dollar value of the common shares is determined on the basis of the average commercial market rates quoted by the Central Bank on such date (or, if the average price of common shares is determined under clause (ii) above, the average of such quoted rates on the same 15 dates used to determine the average price of the common shares).

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

The gross amount of any dividends (including amounts withheld in respect of Brazilian taxes, if any) paid with respect to the common shares or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to corporations. Dividends paid in Brazilian currency will be included in the gross income of a U.S. holder in a Dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are received by the depositary or its agent, whether or not converted into U.S. Dollars. A U.S. holder will have a tax basis in any distributed Brazilian currency equal to its Dollar amount on the date of receipt, and any gain or loss recognized upon a subsequent disposition of such Brazilian currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss. If dividends paid in Brazilian currency are converted into U.S. Dollars on the day they are received by the U.S. holder, the depositary or its agent, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Brazilian currency received by the U.S. holder or the depositary or its agent is not converted into U.S. Dollars on the date of receipt.

Subject to certain exceptions for short-term and hedged positions, the Dollar amount of dividends received by an individual with respect to the ADSs generally will be subject to U.S. federal income taxation at a maximum rate of 20% if the dividends represent “qualified dividend income.” Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are so listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited consolidated financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our audited consolidated financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2018 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future tax year).

Based on existing guidance, it is not entirely clear whether dividends received with respect to the common shares (to the extent not represented by ADSs) will be treated as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury Department has announced that the IRS is continuing to study procedures pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be able to determine whether dividends are treated as qualified dividends. Because such procedures have not yet been issued, we are not certain that we will be able to comply with them. U.S. holders of ADSs and common shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Dividends paid by us generally will constitute income from non-U.S. sources and will be subject to various classification and other limitations for U.S. foreign tax credit purposes. Subject to generally applicable limitations under U.S. federal income tax law, Brazilian withholding tax imposed on such dividends, if any, will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year, all foreign income taxes paid may instead be deducted in computing such U.S. holder’s taxable income). In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax. U.S. holders should be aware that the IRS has expressed concern that parties by whom ADSs are held or to whom  they are transferred may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of ADSs. Accordingly, the discussion above regarding the creditability of Brazilian withholding tax on dividends could be affected by future actions that may be taken by the IRS.

Taxation of Capital Gain

Deposits and withdrawals of common shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

In general, gain or loss, if any, realized by a U.S. holder upon a sale or other taxable disposition of common shares or ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the sale or other taxable disposition and such U.S. holder’s adjusted tax basis in the common shares or ADSs. Such capital gain or loss will be long-term capital gain or loss if at the time of sale or other taxable disposition the common shares or ADSs have been held for more than one year. Under current U.S. federal income tax law, net long-term capital gain of certain U.S. holders is eligible for taxation at preferential rates (generally a maximum rate of  20% for non-corporate U.S. holders). The deductibility of capital losses is subject to certain limitations under the Code. Gain, if any, realized by a U.S. holder on the sale or other taxable disposition of common shares or ADSs generally will be treated as U.S. source gain for U.S. foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of common shares or ADSs, a U.S. holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax. Alternatively, a U.S. holder may take a deduction for all foreign income taxes paid during the taxable year if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, common shares or ADSs.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates. Also see Note 4.2.1.(a) of our 2017 consolidated financial statements.

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

We may use cross-currency interest rate swap contracts in the market to reduce our foreign currency exposure and also take into account the natural hedge, matching our revenue and debt. Other financial instruments have also been used extensively as part of a defined financial strategy designed to optimize opportunities in the Brazilian foreign exchange and interest rate markets. Like many other Brazilian exporters, we have had access to U.S. Dollar-denominated sources of long-term financing. Opportunities may arise between the lower interest rates payable on the U.S. Dollar-denominated export credits compared to the Brazilian interest rate.

Our foreign currency debt reflects a strategy to continue borrowing funds in U.S. Dollars. We have succeeded in extending the average maturity of our debt over time. The percentage of our short-term debt (i.e., the debt, including the current portion of long-term debt, maturing within 12 months) compared to our total debt was 8.8% at December 31, 2017 and 7.0% at December 31, 2016.

Foreign currency risk

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. Dollar. The majority of our debt is denominated in U.S. Dollars. Our revenues are either denominated in U.S. Dollars or linked to U.S. Dollars (domestic pulp sales are denominated in Reais but linked to Dollar prices), thus our Dollar denominated debt works to a certain extent as a natural hedging for this exposure. In our Consolidated Statement of Profit or Loss, revenues are translated into Reais at the prevailing exchange rate at the time of the sale. On the other hand, our debt is translated into Reais taking into account the closing foreign currency rate. The difference between those rates may generate a mismatch from the conversion of our revenues and debt into Reais. In order to minimize the effect of the currency mismatch on our financial covenants measurement, we were able to amend those contracts under which those covenants are established to perform these measurements in Dollar terms.

The following table presents the carrying amount of our assets and liabilities denominated in U.S. Dollars:

	2017	2016

Assets in foreign currency
Cash and cash equivalents	3,583	1,338
Trade accounts receivable	1,042	526
	4,625	1,864

Liabilities in foreign currency
Loans and financing	10,696	9,038
Trade payables	1,541	1,016
Derivative instruments	99	129

	12,336	10,183

Liability exposure	7,711	8,319

Sensitivity Analysis

Our significant risk factor, considering the period of three months for the evaluation is our Dollar exposure. We adopted as the probable scenario the fair value considering the market yield as at December 31, 2017.

To calculate the probable scenario the closing exchange rate at the date of these consolidated financial statement was used (R$ x USD = 3.3080). As the amounts are already recognized in the consolidated financial statement, there are no additional effects in the Consolidated Statement of Profit or Loss in this scenario. In the “Possible” and “Remote” scenarios, the Dollar is deemed to appreciate/depreciate by 25% and 50%, respectively, before tax, when compared to the probable scenario. Therefore, the following table presents the change in the fair value of derivatives, loans and marketable securities, in the above mentioned adverse exchange rate scenarios:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value — absolute amounts
(in millions of Reais)	Possible (25%)	Remote (50%)
Derivative instruments	682	1,945
Loans and financing	2,549	5,099
Marketable securities	895	1,790

Cash flow and interest rate risk

Our net income and operating cash flows are substantially independent of changes in market interest rates because we have no significant interest-bearing assets. Our cash, cash equivalents and marketable securities are mostly denominated in Reais and are based on the CDI rate. On December 31, 2017 the CDI rate was 6.89% p.a. and on December 31, 2016 the CDI rate was 13.63% p.a.

Our interest rate risk arises from our debt. Our debt is denominated in Dollar and in Brazilian Reais. The U.S. Dollar-denominated debt has exposure to fixed rates (mainly the Notes issued by Fibria) and Libor rates (mainly Export Prepayment Agreements and Finnvera). The Real-denominated debt has exposure to fixed rates, to the Brazilian Interbank Deposit Rate or CDI, to the Brazilian inflation index or IPCA and to the Brazilian Long Term Interest Rate or TJLP.

The table below provides information about our significant interest rate-sensitive instruments and classify our exposures by currency and type of interest rate (floating or fixed).

(in millions of Reais)	2018	2019	2020	After 2021	Total
Assets:
Cash and cash equivalents	4,052	—	—	—	4,052
Fixed-rate denominated in Reais	54	—	—	—	54
Floating-rate denominated in Reais	415	—	—	—	415
Fixed-rate denominated in U.S. Dollars	3,583	—	—	—	3,583
Marketable securities	2,619	162	—	—	2,781
Floating-rate denominated in Reais	2,619	162	—	—	2,781
Total exposed assets	6,671	162	—	—	6,833

Liabilities:
Floating-rate debt denominated in Reais	958	268	1,487	5,095	7,808
Floating-rate debt denominated in U.S. Dollars	617	1,169	182	2,156	4,124
Fixed-rate debt denominated in Reais	36	134	73	552	795
Fixed-rate debt denominated in U.S. Dollars	81	—	318	6,173	6,572
Total exposed liabilities	1,692	1,571	2,060	13,975	19,299

Derivative Instruments

Most of our revenue is denominated in U.S. Dollars. We have currency options (zero cost collars) to protect our short-term cash flow from unfavorable exchange rate movements. We also have interest rate swaps and cross-currency swaps to hedge our indebtedness. Our interest rate swaps hedge the LIBOR and our cross-currency swaps hedge, swapping such debt to U.S. Dollar-denominated debt. See Notes 2.6 and 2.7 to our 2017 consolidated financial statements for a discussion of the accounting policies for derivatives and other financial instruments.

At December 31, 2017, derivatives held by us are as follows:

(i)              Swaps in which we receive three month LIBOR and pay fixed interest rate, with notional amount of U.S.$ 41 million and last maturity date on May 2019. This swap was contracted to fix the cost of the underlying loan and reduce our cash flow risk. As of December 31, 2017, the sum of the fair values of these swaps resulted in a net asset of R$1 million.

(ii)           Swaps in which we receive IPCA (Broad Consumer Price Index- Inflation Rate) and pay CDI (Brazilian Interbank Rate in Reais). The total notional amount is R$1,028 million, and the longest maturity is September 2023. As of December 31, 2017, the sum of the fair values of those swaps resulted in a net asset of R$70 million.

(iii)        Cross-currency swaps in which we receive CDI (Brazilian Interbank Rate in Reais) and pay Dollar fixed rate. The purpose of the swaps is to hedge a Real denominated debt, converting it to a U.S. Dollar-denominated debt. The notional amount is US$174 million and, the longest maturity is August 2020. As of December 31, 2017, the sum of the fair values of these swaps resulted in a net liability of R$147 million.

(iv)       Cross-currency swaps in which we receive Brazilian Real fixed rate and pay Dollar fixed rate. The notional amount is US$47 million, with longest maturity of July 2019. As of December 31, 2017, the sum of the fair values of those swaps resulted in a net liability of R$43 million.

(v)          An option based strategy known as Zero Cost Collar, which provides a floor and a cap to the foreign currency rate between Dollar and Brazilian Real. The instrument is used to protect our Dollar revenue below a given threshold in Brazilian Real terms. As of December 31, 2017, the notional amount was US$1,981 million, and the sum of the fair values resulted in a net asset of R$90 million.

(vi)       An embedded derivative, in which we receive a fixed Dollar rate and pay a floating Dollar rate (U.S. Consumer Price Index). The embedded derivative arises from the Forestry Partnership and Standing Timber Supply Agreements with Parkia. Since the signing of the Agreements was in December 30, 2013, the notional amount and the fair value of the embedded derivative on December 31, 2017 was R$769 million and R$163 million, respectively. See “Item 4. Information on Fibria — A. History and Development of Fibria — Disposition of forestry assets and land”. Also, see Note 11. (a) of our 2017 consolidated financial statements.

The following procedures were adopted for the derivatives contract valuations as of December 31, 2017:

(i)              Swaps: were evaluated by the future cash flow, considering the contractual or projected rates, up to maturity dates, discounted to present value using market rates, in each currency, from B3 and Bloomberg, taking into account both the risk credit of the Company and the risk of the counterparty;

(ii)           Currency Options: were calculated using the Garman-Kohlhagen option pricing formula, a Black and Scholes formula variation, taking into account both the risk credit of the Company and the risk of the counterparty. The volatility is obtained from B3 option market rates.

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

Our derivatives counterparties are all financial institutions, most of them, with rating equal or better than BBB+ / Baa1 (from Fitch, S&P or Moody’s) or brA / A2.br.

The following table provides the notional and the fair value of our financial derivatives as of December 31, 2017:

	Notional amount	Fair value as of December 31, 2017
	(in millions of U.S.	(in millions of Reais)
	Dollars*)
Swap CDI x USD	174	(147)
Swap LIBOR 3M x Fixed	41	1
Swap IPCA x CDI (notional in Reais*)	1,028	70
Swap BRL x USD	47	(43)
Zero Cost Collar	1,981	90
Swap USD x US-CPI (embedded derivative)	769	163
		134

*Except if otherwise stated

For further information, concerning risks associated with the foregoing, see Note 4 of our 2017 consolidated financial statements filed herewith.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Citibank, N.A., as depositary, has agreed to reimburse us for expenses it incurs that are related to the establishment and maintenance of our ADS program. The depositary has agreed to reimburse us for our continuing and annual stock exchange listing fees. It has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, and to reimburse us annually for certain investor relations programs or special promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. During calendar year 2017, the depositary reimbursed us in the amount of U.S.$ 1,062 thousand (net of tax).

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

Management assessed the effectiveness of Fibria’s internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of December 31, 2017, Fibria’s internal control over financial reporting is effective based on those criteria.

Changes in internal controls. There was no change in our internal control over financial reporting that occurred in the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm. The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their attestation report, which appears herein.

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

In order to keep the highest governance standards, every two years Fibria reviews its Code of Conduct to assure the document is up to date with best practices and regulations. In October 2014, a revision was approved by our Board. Some topics were updated and new ones were included in the new version, such as “Corruption”, in order to make even clearer our standards regarding integrity issues. The updates in the document were communicated through several internal channels. Besides, the Ombudsman Department personally presented and discussed the updates with employees during 7 presentations that took in place in all Fibria´s Units in the beginning of the next year. Every employee once more confirmed their commitment with the directives of the Code by signing again the Term of Agreement attached to the document. In 2016, in accordance with Fibria´s Governance agenda, we runned a new revision of our Code of Conduct. During this new revision, no updates have been considered mandatory to be made in its content. This way, the current version of the document has been once more reassured and approved by the Board, what made it valid also for the next 2 years. A new review of the Code is already planned to occurer in 2018.

Furthermore, we have conducted several awareness actions in order to enforce the importance of business integrity, compliance and the governance instruments - the Code of Conduct and the Ombudsman. Live trainings regarding business ethics and Fibria Code of Conduct have been applied to team leaders from 2014 and 2016. In 2017, Fibria innovated and launched a training in a video-learning format in order to reinforce the main guidelines and practices established in its Code of Conduct. Called “Business Ethics and Fibria´s Code of Conduct”, the 2 hours training was mandatory for the entire Executive Group of employees from Fibria. By the end of the year, more than 95% of this group had already completed the course.

In 2013, we implemented a specific policy aiming to the prevention of corruption, approved by our Board of Directors. The rules for the conduct of our employees, including those outsourced, management and shareholders in the case of donations, gifts and presents, and entertainment, for example, have been clarified in this policy, with a view to maintaining the conduct of our business always within the highest levels of integrity and transparency. The policy emphasizes also our intolerance for irregular conduct, the application of disciplinary measures for proven improper acts and highlights the liability of all in reporting any suspect activity to the Ombudsman. In addition, in 2014 we expanded live training sessions to all employees regarding these matters. Among several important training initiatives, we highlight the revision of anti-corruption and antitrust policies, the code of conduct and the supply chain due diligence process considering these rules. We also discussed and distributed a compliance program manual and handbook for all employees. Furthermore, channels to identify new obligations through the business areas for positive evidence were established.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth by category of service the total fees for services performed by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2017 and 2016.

Year Ended December 31	2017	2016
	(In thousands of Reais)
Audit Fees	6,324	5,136
Tax Fees	—	—
Audit-Related Fees	233	249
Total	6,557	5,385

Audit Fees

Audit fees in 2017 and 2016 consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the integrated audit of our annual financial statements, reviews of quarterly financial statements, statutory audits of our subsidiaries, issuance of the report of the net book value of the recently merged subsidiary Fibria-MS to be used in the merger of Fibria-MS by the Company, the bond offers and of our internal control over financial reporting, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Audit-Related Fees

Audit-related fees consisted of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes to the consulting in the implementation of GRC/SAP systems.

Pre-Approval Policies and Procedures

Our Statutory Audit Committee pre-approves all audit, audit-related, tax and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by our Board of Directors in advance of any engagement. Under the Sarbanes Oxley Act of 2002, audit and risk committees are permitted to approve certain fees for audit-related, tax and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2017 and 2016 none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Treasury shares transactions and additional paid-in capital:

(i)             On June 1, 2015, three shareholders exercised their rights of withdrawal of 1,218 common shares as a consequence of by-law changes.

(ii)          In the meeting held on March 16, 2017, the Company’s Board of Directors approved the launch of a program for repurchase up to 548,090 shares issued by the Company, with the maximum term up to 18 months, starting on March 28, 2017 and ending on September 27, 2018 to be carried out in B3, at market price. The objective of the repurchase program is the acquisition of shares to be used in connection with the potential exercise of the call options by the Company’s CEO, statutory and non-statutory Officers and General Managers, under the Company’s stock option plan, without a Company’s corporate capital reduction, in compliance with the 1st paragraph of the article 30 of the Brazilian Corporation Law and the provisions of CVM Instruction nº 567/15.

On June 29, 2017, the Company’s Board of Directors approved the closing of the repurchase shares program and the beginning of the sales program. During the repurchase shares program, the Company repurchased 548,090 shares for the total amount of R$17 million that are recorded under “Treasury shares” in the shareholders’ equity. The sales share program is to make shares available to be purchased by the beneficiaries of the Company’s Stock Options Plans, in case they wish to exercise their option. The share program establishes that 892,132 Company’s registered, book-entry, common shares with no par value may be sold.

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

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian corporate law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval. We have no equity compensation plans.

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

3.1.++++	Investment Agreement, dated January 19, 2009, among us, VSA, BNDESPar and VPar

3.2##	Form of Shareholders’ Agreement, dated October 29, 2009, among us, VSA, BNDESPar and VPar

3.3***	First Amendment to the Shareholders’ Agreement, dated October 29, 2014.

4.2+++	Financing Agreement dated July, 2008 through credit facility of R$540 million by and between the National Bank of Economic and Social Development — BNDES, VCP

4.3###

Share Purchase Agreement and Other Covenants dated as of November 15, 2013 between the Company and Parkia Participações S.A. and First Amendment to the Share Purchase Agreement and Other Covenants dated as of December 30, 2013.

6	See Note 36 to our 2017 consolidated financial statements for information explaining how earnings per share were calculated.

8	See Note 2 and 17 to our 2017 consolidated financial statements for information regarding our subsidiaries.

11.1++	English translation of Code of Conduct.

12.1‡	Rule 13a-14(a)/15(d)-14(a) Certificate of Chief Executive Officer

12.2‡	Rule 13a-14(a)/15(d)-14(a) Certificate of the Chief Financial Officer

13.1‡	Section 1350 Certification of Chief Executive Officer

13.2‡	Section 1350 Certification of the Chief Financial Officer

23.1‡	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Labels Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

**                                                                    Incorporated herein by reference to our registration statement on Form F-6 furnished on June 24, 2009 (File No. 160187).

***                                                             Incorporated herein by reference to our submission on Form 6-K furnished on November 3, 2014 (File No. 001-15018).

****                                                      Incorporated herein by reference to our annual report on Form 20-F filed on June 30, 2006 (File No. 001-15018).

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

++++                                                      Incorporated herein by reference to our submission on Form 6-K furnished on January 27, 2011 (File No. 001-15018).

##                                                                    Incorporated herein by reference to Exhibit 3.1.10 to Exhibit 3.1 to our submission on Form 6-K furnished on January 27, 2011 (File No. 001-15018).

#                                                                           Incorporated herein by reference to our submission on Form 6-K furnished on May 16, 2013 (File No. 001-15018).

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

Date: February 27, 2018.

Fibria Celulose S.A.

Consolidated financial statements at

December 31, 2017
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

4 The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2017 the Company’s internal control over financial reporting is effective.

São Paulo, January 26, 2018

/s/ Marcelo Strufaldi Castelli	/s/ Guilherme Perboyre Cavalcanti
Marcelo Strufaldi Castelli	Guilherme Perboyre Cavalcanti
Chief Executive Officer	Chief Financial Officer
and Investor Relations Officer

Report of independent registered public accounting firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fibria Celulose S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil
January 29, 2018

We have served as the Company’s auditor since 2002.

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of Reais

	2017	2016

Assets
Current
Cash and cash equivalents (Note 9)	4,051,717	2,660,073
Marketable securities (Note 10)	2,619,424	2,033,159
Derivative financial instruments (Note 11)	124,340	256,723
Trade accounts receivable, net (Note 12)	1,193,157	634,987
Inventory (Note 13)	2,080,403	1,638,014
Recoverable taxes (Note 14)	272,623	144,182
Other assets	188,497	149,718

	10,530,161	7,516,856

Non-current
Marketable securities (Note 10)	162,254	5,688
Derivative financial instruments (Note 11)	323,952	242,323
Related parties receivables (Note 16)	9,924	9,777
Recoverable taxes (Note 14)	1,868,294	1,717,901
Advances to suppliers (Note 22)	645,460	664,381
Judicial deposits	180,883	198,657
Deferred taxes (Note 15)	752,545	1,210,541
Assets held for sale (Note 1(b) and Note 37)		598,257
Other assets	119,945	111,032

Investments (Note 17)	152,905	130,388
Biological assets (Note 18)	4,253,008	4,351,641
Property, plant and equipment (Note 19)	15,101,738	13,107,192
Intangible assets (Note 20)	4,592,262	4,575,694

	28,163,170	26,923,472

Total assets	38,693,331	34,440,328

Fibria Celulose S.A.

Consolidated balance sheet at December 31
In thousands of Reais	(continued)

	2017	2016

Liabilities and shareholders’ equity
Current
Loans and financing (Note 23)	1,692,905	1,138,287
Derivative financial instruments (Note 11)	151,571	245,839
Trade payables (Note 24)	3,110,462	1,866,831
Payroll, profit sharing and related charges	201,949	168,056
Taxes payable	246,388	85,573
Dividends payable	261,567	396,785
Other payables	124,965	121,750

	5,789,807	4,023,121

Non-current
Loans and financing (Note 23)	17,605,658	15,014,224
Derivative financial instruments (Note 11)	162,519	234,795
Deferred taxes (Note 15)		409,266
Provision for legal proceeds, net (Note 25)	165,944	189,892
Liabilities related to the assets held for sale (Note 1(b) and Note 37)		477,000
Other payables	319,474	274,350

	18,253,595	16,599,527

Total liabilities	24,043,402	20,622,648

Shareholders’ equity (Note 29)
Share capital	9,729,006	9,729,006
Share capital reserve	13,361	11,350
Treasury shares	(23,086)	(10,378)
Other reserves	1,608,867	1,599,640
Statutory reserves	3,249,015	2,421,456

Equity attributable to shareholders of the Company	14,577,163	13,751,074

Equity attributable to non-controlling interests	72,766	66,606

Total shareholders’ equity	14,649,929	13,817,680

Total liabilities and shareholders’ equity	38,693,331	34,440,328

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of profit or loss

Years ended December 31

In thousand of Reais, except for the income per shares

	2017	2016	2015

Net revenues (Note 32)	11,739,153	9,614,817	10,080,667
Cost of sales (Note 34)	(8,248,416)	(7,108,346)	(5,878,209)

Gross profit	3,490,737	2,506,471	4,202,458

Selling expenses (Note 34)	(547,232)	(481,306)	(437,253)
General and administrative (Note 34)	(285,707)	(275,797)	(265,621)
Equity in results of joint-venture	49	(751)	393
Other operating income and expense, net (Note 34)	(339,713)	(321,167)	24,347

	(1,172,603)	(1,079,021)	(678,134)

Income before financial income and expenses	2,318,134	1,427,450	3,524,324

Financial income (Note 33)	419,429	282,465	221,679
Financial expenses (Note 33)	(1,162,617)	(751,710)	(569,793)
Result of derivative financial instruments, net (Note 33)	237,561	700,927	(830,128)
Foreign exchange gain (loss) and indexation charges, net (Note 33)	(277,058)	1,384,535	(2,507,023)

	(782,685)	1,616,217	(3,685,265)

Income (loss) before income taxes	1,535,449	3,043,667	(160,941)

Income taxes
Current (Note 15 (b))	(315,865)	(53,265)	(684,246)
Deferred (Note 15 (b))	(126,240)	(1,326,786)	1,202,172

Net income for the year	1,093,344	1,663,616	356,985

Attributable to
Shareholders of the Company	1,085,265	1,654,848	342,185

Non-controlling interest	8,079	8,768	14,800

Net income for the year	1,093,344	1,663,616	356,985

Basic earnings per share (in Reais) (Note 36)	1.96	2.99	0.62

Diluted earnings per share (in Reais) (Note 36)	1.96	2.98	0.62

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of comprehensive income

Years ended December 31

In thousand of Reais

	2017	2016	2015

Net income for the year	1,093,344	1,663,616	356,985

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains (loss) on post-employment benefit obligations (Note 30(c))	11,481	(39,427)	8,721
Share of other comprehensive income - Veracel post-employment benefit obligations (Note 30(c))	(1,386)	(370)	(291)

	10,095	(39,797)	8,430

Tax effect regarding above items	(3,433)	13,530	(2,864)

	6,662	(26,267)	5,566

Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets (Note 17(b))
Ensyn Corporation (“Ensyn”)	1,566	(20,682)	31,853
CelluForce Inc. (“CelluForce”)	1,106	(522)
Spinnova Oy (“Spinnova”)	1,213

	3,885	(21,204)	31,853

Tax effect regarding above items	(1,320)	7,210	(10,830)

	2,565	(13,994)	21,023

Total other comprehensive income (loss) for the year, net of taxes	9,227	(40,261)	26,589

Total comprehensive income for the year, net of taxes	1,102,571	1,623,355	383,574

Attributable to
Shareholders of the Company	1,094,492	1,614,587	368,774

Non-controlling interest	8,079	8,768	14,800

	1,102,571	1,623,355	383,574

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

Years ended December 31, 2017, 2016 and 2015

In thousands of Reais

	Capital				Other reserves	Statutory reserves			Retained
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Additional dividends proposed	earnings (accumulated deficit)	Total	Non- controlling interest	Total

As at January 1, 2015	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566			14,564,037	51,668	14,615,705

Net income									342,185	342,185	14,800	356,985
Other comprehensive income					26,589					26,589		26,589
					26,589				342,185	368,774	14,800	383,574
Transactions with shareholders
Unclaimed dividends forfeited							158			158		158
Repurchase of shares				(32)						(32)		(32)
Stock option program (Note 31(ii))			11,554							11,554		11,554
Dividends declared - non-controlling interest (Portocel)											(3,516)	(3,516)
Dividends distributed							(2,110,854)			(2,110,854)		(2,110,854)
Minimum mandatory dividend - 25%									(81,269)	(81,269)		(81,269)
Additional dividend proposed								218,731	(218,731)
Legal reserve (Note 29(c))						17,110			(17,110)
Investment reserve appropriation (Note 29(c))							25,075		(25,075)

As at December 31, 2015	9,740,777	(11,771)	15,474	(10,378)	1,639,901	328,689	830,945	218,731		12,752,368	62,952	12,815,320

Net income									1,654,848	1,654,848	8,768	1,663,616
Other comprehensive income					(40,261)					(40,261)		(40,261)
					(40,261)				1,654,848	1,614,587	8,768	1,623,355
Transactions with shareholders
Stock option program (Note 31(ii))			(4,124)							(4,124)		(4,124)
Dividends declared — non-controlling interest (Portocel)											(5,114)	(5,114)
Dividends distributed								(218,731)		(218,731)		(218,731)
Minimum mandatory dividend — 25% (Note 29)									(393,026)	(393,026)		(393,026)
Legal reserve (Note 29(c))						82,743			(82,743)
Investment reserve appropriation (Note 29(c))							1,179,079		(1,179,079)

As at December 31, 2016	9,740,777	(11,771)	11,350	(10,378)	1,599,640	411,432	2,010,024			13,751,074	66,606	13,817,680

Net income									1,085,265	1,085,265	8,079	1,093,344
Other comprehensive income					9,227					9,227		9,227
					9,227				1,085,265	1,094,492	8,079	1,102,571
Transactions with shareholders
Unclaimed dividends forfeited							44			44		44
Repurchase of shares (Note 29(d))				(17,046)						(17,046)		(17,046)
Stock option program (Note 31(ii))			3,090							3,090		3,090
Exercise of stock option program			(1,079)	4,338						3,259		3,259
Dividends declared - non-controlling interest (Portocel)											(1,919)	(1,919)
Minimum mandatory dividend - 25% (Note 29(b))									(257,750)	(257,750)		(257,750)
Legal reserve (Note 29(b) and (c))						54,263			(54,263)
Investment reserve appropriation (Note 29(c))							773,252		(773,252)

As at December 31, 2017	9,740,777	(11,771)	13,361	(23,086)	1,608,867	465,695	2,783,320			14,577,163	72,766	14,649,929

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows

Years ended December 31

In thousand of Reais

	2017	2016	2015

Income (loss) before income taxes	1,535,449	3,043,667	(160,941)

Adjusted by
Depreciation, depletion and amortization (Note 34)	2,149,305	1,922,741	1,827,097
Depletion of timber resources from forestry partnership programs (Note 22 and Note 34)	55,692	60,702	65,141
Foreign exchange (gain) loss and indexation charges, net (Note 33)	277,058	(1,384,535)	2,507,023
Change in fair value of derivative financial instruments	(237,561)	(700,927)	830,128
Equity in results of joint-venture	(49)	751	(393)
Loss (gain) on disposal of property, plant and equipment and biological assets, net (Note 34)	35,782	31,342	(135,347)
Gain on sale of investment - Losango Project (Note 1(b))	(61,648)
Interest and gain/losses from marketable securities	(273,379)	(185,832)	(128,825)
Interest expense	966,598	608,661	470,139
Change in fair value of biological assets (Note 18 and Note 34)	326,349	212,248	(184,583)
Impairment of recoverable taxes - ICMS (Note 14)	114,383	96,524	247,870
Tax credits	(4,742)	(6,600)
Stock option program	3,090	(4,124)	11,554
Transaction costs and other	76,070	22,126	8,124

Decrease (increase) in assets
Trade accounts receivable	(512,529)	2,481	207,542
Inventory	(107,639)	(47,110)	(213,897)
Recoverable taxes	(386,012)	39,972	(261,544)
Other assets	(122,848)	(53,515)	(85,573)

Increase (decrease) in liabilities
Trade payables	1,195,197	1,213,678	(67,037)
Taxes payable	(200,423)	(428,478)	(100,509)
Payroll, profit sharing and related charges	33,892	(2,600)	35,617
Other payables	50,336	29,410	(18,159)

Cash provided by operating activities	4,912,371	4,470,582	4,853,427

Interest received	275,362	166,188	107,532
Interest paid	(1,046,117)	(606,282)	(405,546)
Income taxes paid	(35,855)	(106,411)	(76,395)

Net cash provided by operating activities	4,105,761	3,924,077	4,479,018

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows
Years ended December 31
In thousand of Reais	(continued)

	2017	2016	2015

Cash flows from investing activities
Acquisition of property, plant and equipment, intangible assets and forests	(4,636,308)	(6,087,674)	(2,357,307)
Advances for acquisition of timber from forestry partnership program (Note 22)	(36,388)	(94,496)	(608)
Proceeds from sale of investment - Losango Project (Note 1(b))	201,999
Subsidiary incorporation - Fibria Innovations			(11,630)
Cash paid for acquisition of investment - Spinnova (Note 17(b))	(18,633)
Marketable securities, net	(744,814)	(539,199)	(714,065)
Cash paid for acquisition of investment - CelluForce		(13,379)
Cash paid for additional acquisition of investment			(19,593)
Capital increase on joint-venture		(3,267)
Proceeds from sale of property, plant and equipment	26,658	12,619	207,643
Derivative transactions settled (Note 11(c))	121,770	(145,446)	(419,631)
Others			(9)

Net cash used in investing activities	(5,085,716)	(6,870,842)	(3,315,200)

Cash flows from financing activities
Borrowings (Note 23)	8,498,973	7,741,537	3,087,989
Repayments of principal (Note 23)	(5,710,288)	(2,746,808)	(1,800,670)
Repurchase of shares (Note 29(d))	(17,046)
Exercise of stock option program	3,259
Dividends paid	(394,842)	(306,376)	(2,147,840)
Others	6,719	(3,837)	7,879

Net cash provided by (used in) financing activities	2,386,775	4,684,516	(852,642)

Effect of exchange rate changes on cash and cash equivalents	(15,176)	(155,329)	305,408

Net increase in cash and cash equivalents	1,391,644	1,582,422	616,584

Cash and cash equivalents at beginning of year	2,660,073	1,077,651	461,067

Cash and cash equivalents at end of year	4,051,717	2,660,073	1,077,651

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017
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

We are listed on the Brazilian stock exchange (B3 S.A. - Brasil Bolsa Balcão (“B3”)) and the New York Stock Exchange (NYSE) and we are subject to the regulatory requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the U.S. Securities and Exchange Commission (SEC).

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

The pulp produced for export is delivered to customers by sea, under long-term contracts with shipping companies, through the ports of Santos, located in the State of São Paulo and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A. (“Portocel”)). Until the end of the first semester of 2018, the startup of the Terminal Macuco located in the port of Santos is expected, State of São Paulo, as the concession contract was signed in 2016, for a 25 year period (renewable for 25 years), to be operated by our subsidiary Fibria Terminal de Celulose de Santos SPE S.A.

(b)                                Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares (unaudited) of land owned by Fibria and approximately 39 thousand hectares (unaudited) of planted eucalyptus and leased land, all located in the state of Rio Grande do Sul, in the amount of R$615 million.

On March 31, 2017 the Purchase and Sale Agreement was amended to transfer to CMPC of 100% of Losango-FBR Florestal Ltda.’s shares (“Losango-FBR”) (owner of the biological assets) and of 49% of Losango-RS Administração e Participações Ltda’s shares (“Losango-RS”) (owner of the rural estates - lands), after the completion of the transfer of the rural estates’ titles and the approval of the transaction by the National Defense Counsel (“Conselho de Defesa Nacional - CDN”).

Thus also on March 31, 2017, the Company received, R$ 201,999, being: (i) R$ 50,000 in cash and (ii) R$ 151,999 through a credit in an escrow account which is in Fibria’s entitlement and that will be released after the obtainment of the approvals mentioned below and of other precedent conditions for the conclusion of the Losango Project. The updated amount in the escrow account as at December 31, 2017 was R$ 162,254 (Note 10).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017
In thousands of Reais, unless otherwise indicated

The remaining 51% of the Losango-RS’ shares will be transfer to CMPC after the approval by the National Institute of Colonization and Agrarian Reform (“Instituto Nacional de Colonização e Reforma Agrária - INCRA”) and other agencies, without the receipt of any additional value by the Company.

The ownership of 51% in the Losango-RS’s capital is not considered as a business under the accounting perspective, once it does not meet the definition of business as established by the existing accounting standards and, for this reason, we do not present any corresponding value in our accounting balances.

As a result of the transfer of these assets to CMPC, the Company recognized the accounting effects related to the sale, generating a gain on sale that was recognized under “Other operating income and expense, net” in the Statement of profit or loss (Note 37), as following:

Proceeds from sale (*)	678,999
(-) Costs of investments derecognized, classified as “Assets held for sale”	(598,257)
(-) Expenses on sales (obtainment of licenses, register of the estates and others)	(19,094)

(=) Gain on sale before income tax and social contribution	61,648

(-) Income tax and social contribution expense - 34%	(20,960)

(=)Gain on sale, net of income tax and social contribution	40,688

(*)    The amount was received as follows: payments in advance of R$ 470,000 and R$ 7,000 in December 2012 and November 2014, respectively and, the transfer of R$ 201,999 in March 2017, as abovementioned.

(c)                                 Expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the “Horizonte 2” Project for the construction of the second Três Lagoas pulp production line.

The Horizonte 2 Project consists of a new bleached eucalyptus pulp production line with a capacity of 1.95 million tons (unaudited) per year and an investment of R$ 7.3 billion (US$2.3 billion). On August 23, 2017, the operations of Horizonte 2 Project started.

The Project was financed by the Company’s operating cash flows and financing agreements negotiated with financial institutions.

(d)                                Merger of its subsidiary Fibria-MS Celulose Sul Mato-Grossense Ltda. (“Fibria-MS”),

On December 31, 2017, in order to simplify our corporate structure, the Company performed the merger of its subsidiary Fibria-MS, whose equity’s value was evaluated through the net book equity value. The merger did not produce effects on the Company’s consolidated financial statements once 100% of the Fibria-MS’s capital was held by the Company. The merger was approved in the Extraordinary General Meeting held on December 18, 2017.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017
In thousands of Reais, unless otherwise indicated

We present below a summary of the main account groups of balance sheets of Fibria-MS as of December 31, 2017.

Assets

Current
Cash and cash equivalents	108,549
Marketable securities	230,890
Derivative financial instruments	1,118
Trade accounts receivable, net	925,481
Inventory	635,679
Recoverable taxes	95,858
Other assets	98,994

2,096,569

Non-current
Derivative financial instruments	27,305
Recoverable taxes	236,636
Advances to suppliers	204,371
Other assets	20,435

Biological assets	1,851,055
Property, plant and equipment	8,686,398
Intangible assets	15,741

11,041,941

Total assets	13,138,510

Liabilities and shareholders’ equity

Current
Loans and financing	207,818
Trade payables	1,015,698
Payroll, profit sharing and related charges	54,620
Taxes payable	103,670
Related parties	499,702
Other payables	44,216

1,925,724

Non-current
Loans and financing	3,737,479
Deferred taxes	378,936
Provision for legal proceeds, net	45,286
Other payables	123,961

4,285,662

Total liabilities	6,211,386

Shareholders’ equity	6,927,124

Total liabilities and shareholders’ equity	13,138,510

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

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Fibria’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on January 29, 2018.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017
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

(a)                                Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which Fibria has the power to govern the financial and operating policies of the entity, generally through a majority voting rights. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Fibria controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases.

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

The balance of assets, liabilities and net revenue at December 31, 2017 and 2016 of the jointly-operations are separately presented (Note 17(a)).

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
at December 31, 2017
In thousands of Reais, unless otherwise indicated

(d)                                Subsidiaries and jointly-operated entities

The subsidiaries and jointly-operated entities included in the consolidation are as follows:

	Percentage of total capital
	2017			2016
	Direct	Indirect	Total	Total

Companies located in Brazil
Asapir (i)	50		50	50
Fibria-MS (ii)				100
Fibria Terminais Portuários S.A.	100		100	100
Fibria Terminal de Celulose de Santos SPE S.A.	100		100	100
F&E Participações Ltda.	100		100	100
F&E Tecnologia do Brasil S.A.		100	100	100
Portocel	51		51	51
Projetos Especiais e Investimentos S.A.	100		100	100
Veracel (i)	50		50	50

Companies located abroad
Fibria Celulose (USA) Inc.	100		100	100
Fibria Innovations Inc.	100		100	100
Fibria International Trade GmbH		100	100	100
Fibria Overseas Finance Ltd.	100		100	100
Fibria Overseas Holding KFT.	100		100	100
Fibria Trading International KFT.	48.3	51.7	100	100
VOTO IV (i)	50		50	50

(i)        Jointly-operated entities, as detailed in Note 2.2.2 (b).

(ii)     On December 31, 2017, in order to simplify our corporate structure, the Company performed the incorporation of its subsidiary Fibria-MS Celulose Sul Mato-Grossense Ltda. (“Fibria-MS”), whose equity’s value was evaluated through the accounting criteria. The incorporation did not produce effects on the Company’s consolidated financial statements once 100% of the Fibria-MS’s capital was held by the Company. The incorporation was approved in the Extraordinary General Meeting held on December 18, 2017.

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
at December 31, 2017

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

Regular purchases and sales of financial assets are recognized on the trade date — the date on which Fibria commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

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

(b)                                Held-to-maturity investments

The held-to-maturity investments comprise the investments in non-derivative instruments that the Company has the capability and intention to hold until maturity and are measured initially at fair value, including cost of the transaction and subsequently at amortized cost. The Company evaluates whether there is objective evidence that a financial asset or a group of financial assets is registered above its recovery value.

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
at December 31, 2017

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

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
at December 31, 2017

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
at December 31, 2017

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

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
at December 31, 2017

In thousands of Reais, unless otherwise indicated

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

2.16                       Impairment of non-financial assets other than goodwill

Assets that are subject to amortization are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

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

(d)                                Share-based compensation

(i)                                   Phantom Share Plan

The Company offers a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. The Company’s CEO, statutory and non-statutory officers and the general managers are eligible for the plan.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

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
at December 31, 2017

In thousands of Reais, unless otherwise indicated

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

2.25                       New standards, amendments and interpretations issued by IASB

The standards below have been issued and are effective for future periods, as from January 1, 2018. We have not early adopted these standards.

Standard	IFRS 9 - Financial Instruments
Effective date	January 1, 2018
Main points introduced by the standard

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than in the Statement of profit or loss.

Impacts of the adoption

The Company assessed the changes introduced by the standard and concluded that its adoption will not bring significant impacts, mainly regarding the measurement of the financial instruments when compared to the principles of the IAS 39.

The main impacts are related to the financial asset’s classification. Once IFRS 9 has changed the categories for classification of the financial assets, eliminating the categories held-to-maturity, loans and receivables and available for sale, the financial assets will be classified in one of the following categories: at amortized cost (cash and cash equivalents, trade accounts receivable, other and marketable securities, for the agrarian debt bonds), at fair value through other comprehensive income (other investments - fair value method) or, at fair value through profit or loss (derivative financial instruments, warrant to acquire ensyn’s shares and others marketable securities).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

Furthermore, some aspects regarding the presentation and the disclosure of the financial instruments in the financial statements might be changed in order to reflect the new concepts introduced by the IFRS 9.

Standard	IFRS 15 - Revenue recognition
Effective date	January 1, 2018
Main points introduced by the standard	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.
Impacts of the adoption

The Company assessed the principles and changes introduced by the new standard and concluded that its adoption will not bring impacts on the timing for the revenue recognition from contracts with customers, as well on the measurement, presentation and disclosure in the financial statements.

The existing impacts are related to the revision of internal documents and the creation and/or modification of the procedures, with the purpose of ensuring that new contracts with customers are properly evaluated and accounted according to the concepts of the IFRS 15.

Standard	IFRS 16 — Leases
Effective date	January 1, 2019
Main points introduced by the standard

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

Impacts of the adoption

The Company´s evaluation of the impacts of the new standard is in progress. Our assessment is being conducted in several areas of the Company in order to identify the existing contracts, as well as the environmental of internal controls and systems impacted by the adoption of the new standard.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(a)                                Deferred tax assets and deferred tax liabilities

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

The liability for share-based compensation regarding to Phantom Share Plan plan is recorded at its estimated fair value which is calculated by the Company using the closing price of the Company’s share. The fair value of each option granted under the Stock Option plan is estimated at the grant date based on the Black & Scholes option pricing model. Any changes in the assumptions used for calculating the liability will affect the amount recorded at the balance sheet date.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

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

For the assumption called “actual planted area”, we consider that the immature forests (up to two years from the date of planting) are maintained at historical cost, as a result of the Management’s understanding that during this period, the historical cost of biological assets approximates their fair value.

The assumption regarding the “net average sale price” of biological assets (measured in R$/m³) is supported only in market prices research, in order to maximize the usage of external and independent data to measure the fair value of the forests.

(e)                                 Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities for impairment. Whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount (Note 38(b)).

(f)                                  Contingent assets, contingent liabilities and legal obligations

The Company is currently involved in certain labor, civil and tax proceedings. The provision for legal proceeds is recorded based on Management’s evaluation and on the advice of internal and external legal counsel, and are subject to a high level of judgment (Note 25).

(g)                                Goodwill impairment

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

4                                        Risk management

The Company’s activities expose it to a variety of risks.  Management classifies the risks inherent to its business in the following categories:

(a)                                Financial risks - corresponds to inadequate cash management, use of resource in new operations,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

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
at December 31, 2017

In thousands of Reais, unless otherwise indicated

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
at December 31, 2017

In thousands of Reais, unless otherwise indicated

Policies for the use of derivative financial instruments

On August 31, 2017, the Company’s Board of Directors approved the revision of the Market Risk Management Policy. The use of derivative financial instruments should follow such policy. The use of derivative financial instruments is, in the view of management, conservative. Every derivative contracted should be matched to an underlying risk, generated by a hedged item which in turn results from operational transactions that expose the Company to risks related to changes in the price of commodities or risks arising from debt. Accordingly, derivative transactions are only permitted if related to an existing exposure (hedge); leveraged financial instruments are not allowed.

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

The following table presents the carrying amount of the assets and liabilities denominated in U.S. Dollars:

	2017	2016

Assets in foreign currency
Cash and cash equivalents	3,583,241	1,338,037
Trade accounts receivable (Note 12)	1,042,107	526,404

	4,625,348	1,864,441

Liabilities in foreign currency
Loans and financing (Note 23)	10,695,696	9,037,588
Trade payables (Note 24)	1,541,247	1,016,501
Derivative financial instruments (Note 11)	99,279	129,309

	12,336,222	10,183,398

Liability exposure	7,710,874	8,318,957

The Company calculates its net exposure to each risk factor. When the risk factor is an exposure to the U.S. Dollar or Euro, maximum hedge limits are determined for exposure of up to 24 months. Hedging the exposure of transactions for periods between 19 and 24 months requires a recommendation by the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

Finance Committee.

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

(ii)                               Cash flow and fair value interest rate risk

As Fibria has no significant interest-bearing assets (except for the balances of marketable securities), its net income and operating cash flows are substantially independent of changes in market interest rates on such assets.

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

The Chief Financial Officer and Investor Relations Officer is responsible for evaluating the hedging strategy of interest rate and inflation, considering the results of evaluation of the optimal percentage and market factors.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

Surplus cash is invested in highly-liquid instruments; approved policies allow for a minor portion to be invested in instruments with maturity not exceeding 723 days.

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

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2017
Loans and financing	2,485,566	2,658,719	8,994,927	9,987,428
Derivative financial instruments	119,473	67,671	169,112
Trade and other payables	3,235,427	63,431	50,189	45,452

	5,840,466	2,789,821	9,214,228	10,032,880

At December 31, 2016
Loans and financing	2,056,644	3,670,577	10,186,429	6,914,993
Derivative financial instruments	225,852	161,454	135,723	44,962
Trade and other payables	1,988,581	50,268	37,481	23,606

	4,271,077	3,882,299	10,359,633	6,983,561

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

The Company aims to maintain a minimum cash balance in order to minimize the risk that cash flow mismatches affect the ability of the Company to meet its commitments. The minimum cash balance is defined as the sum of: (i) the minimum operating cash used during the cash conversion cycle of the Company; plus (ii) the cash needs to meet financial debt obligation (principal and interest) for the next 12 months; and (iii) short-term of income tax and social contribution benefit. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by the rating agencies’ methodologies. Fibria’s liquidity is mainly monitored through 12-month projected cash flows. Cash flow projections comprise stress tests considering exogenous market risk

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

factors such as changes in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

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

The Company continues to focus on actions including reductions in fixed and variable costs, selling expenses, capital expenditure and improvements in working capital. We have also focused on actions that may result in additional liquidity. These actions are intended to maintain the capital structure of the Company, resulting in an improved Net Debt to Adjusted EBITDA ratio.

5                                        Sensitivity analysis

Sensitivity analysis - changes in foreign currency exchange rates

The probable scenario is the closing exchange rate at the date of these consolidated financial statement (R$ x USD = 3.3080). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts

	Possible (25%)	Remote (50%)

Derivative financial instruments	681,502	1,944,730
Loans and financing	2,549,290	5,098,581
Cash and cash equivalents	894,882	1,789,765

Sensitivity analysis - changes in interest rates

We adopted as the probable scenario the fair value considering the market yield as at December 31, 2017. As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	462	925
Currency basket	468	945
TJLP	3,054	6,065
Interbank Deposit Certificate (CDI)	4,869	9,655
IPCA	61	121

Derivative financial instruments
Interbank Deposit Certificate (CDI)	15,006	29,127
IPCA	251,947	503,919

Marketable securities (a)
Interbank Deposit Certificate (CDI)	9,824	19,531

(a) Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis - changes in the U.S. Consumer Price Index

To calculate the “Probable” scenario, we used the US-CPI index at December 31, 2017. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively.

	Impact of an increase/decrease of US-CPI on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	118,167	243,397

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
at December 31, 2017

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

	2017
	Level 1	Level 2	Level 3	Total

Fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		448,292		448,292
Warrant to acquire Ensyn’s shares (Note 17(b))			9,825	9,825
Marketable securities (Note 10)	1,992,707	783,255		2,775,962

Available for sale financial assets
Other investments - Ensyn (Note 17(b))			105,955	105,955
Other investments - CelluForce (Note 17(b))			13,962	13,962
Other investments - Spinnova (Note 17(b))			19,847	19,847

Biological asset (Note 18) (*)			4,253,008	4,253,008

Total assets	1,992,707	1,231,547	4,402,597	7,626,851

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		(314,090)		(314,090)

Total liabilities		(314,090)		(314,090)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

	2016
	Level 1	Level 2	Level 3	Total

Fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		499,046		499,046
Warrant to acquire Ensyn’s shares (Note 17(b))			9,875	9,875
Marketable securities (Note 10)	170,747	1,856,668		2,027,415

Available for sale financial assets
Other investments - Ensyn (Note 17(b))			104,389	104,389
Other investments - CelluForce (Note 17(b))			12,857	12,857

Biological asset (Note 18) (*)			4,351,641	4,351,641

Total assets	170,747	2,355,714	4,478,762	7,005,223

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		(480,634)		(480,634)

Total liabilities		(480,634)		(480,634)

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

	Yield used to
	discount (*)	2017	2016

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		349,595	339,412
Bonds - Fibria Overseas		6,589,506	1,965,237
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR US$	2,267,818	5,095,285
Export credits (Finnvera)	LIBOR US$	1,356,872	1,107,075
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	1,908,852	1,424,974
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	79,226	106,128
BNDES — Selic	Brazilian interbank rate (DI 1)	385,477	164,368
Currency basket	Brazilian interbank rate (DI 1)	481,088	506,779
Banco do Nordeste	Brazilian interbank rate (DI 1)	149,189	105,734
CRA	Brazilian interbank rate (DI 1)	4,783,841	3,786,581
FINEP	Brazilian interbank rate (DI 1)	1,133	1,676
FINAME	Brazilian interbank rate (DI 1)	167	2,130
NCE in Reais	Brazilian interbank rate (DI 1)	392,246	672,653
Midwest Fund	Brazilian interbank rate (DI 1)		11,138
FDCO	Brazilian interbank rate (DI 1)	534,652	367,573

		19,279,662	15,656,743

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

•             Swap contracts - the present value of both the asset and liability components are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and the counterpart’s credit risk. The only difference is the swap TJLP x US$, where the cash flows of the asset (TJLP) are forecasted for a stable yield, accordingly to the value of the current TJLP, during all period of the swap, issued by the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). For the cross-currency swaps (BRL x US$) the discount is calculated using the yield of the Dollar coupon and, for the swap of IPCA in local currency, the discount is calculated using the yield of the Brazilian interest rate — future yield of the CDI. The contract fair value is the difference between the asset and liability.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both Fibria’s and the counterparty credit risk. Volatility information and interest rates

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

are observable and obtained from B3 exchange information to calculate the fair values.

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

The yield curves used to calculate the fair value in December 31, 2017, are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	6.90	1M	1.72	1M	2.66
6M	6.66	6M	1.75	6M	2.48
1Y	6.87	1Y	1.90	1Y	2.70
2Y	8.07	2Y	2.07	2Y	3.00
3Y	9.06	3Y	2.17	3Y	3.24
5Y	9.99	5Y	2.25	5Y	3.84
10Y	10.78	10Y	2.41	10Y	4.28

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

7                                        Financial instruments by category

	2017	2016

Assets
Loans and receivables
Cash and cash equivalents (Note 9)	4,051,717	2,660,073
Trade accounts receivable (Note 12)	1,193,157	634,987
Other	308,442	260,750

	5,553,316	3,555,810

At fair value through profit and loss
Derivative financial instruments (Note 11)	448,292	499,046
Warrant to acquire Ensyn’s shares (Note 17(b))	9,825	9,875
Marketable securities (Note 10)	2,775,962	2,027,415

	3,234,079	2,536,336

Held-to-maturity investments
Marketable securities (Note 10)	5,716	11,432

Available for sale financial assets
Other investments - fair value method (Note 17(b))	139,764	117,246

Liabilities
At amortized cost
Loans and financing (Note 23)	19,298,563	16,152,511
Trade and other payables	3,554,901	2,262,931

	22,853,464	18,415,442

At fair value through profit and loss
Derivative financial instruments (Note 11)	314,090	480,634

8                                        Credit quality of financial assets

The credit quality of financial assets may be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates, analysis of its financial position and information about negative credit events. With respect to credit quality of counterparties that are financial institutions such as amounts recorded in cash and cash equivalents, marketable securities and derivative financial instruments, the Company follows its internal policy as Note 4.2.1(b)(i).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

	2017	2016

Trade accounts receivable
Counterparties with external credit rating
AA-		18,978
A	120,336	62,458
BBB+		51,546
BBB	2,786	6,621
BBB-	67,010
BB+		10,663
BB-	1,373	4,621
B+	1,310	56,459
B		910

Counterparties without external credit rating
A - Low risk	595,924	210,835
B - Average risk	318,846	142,217
C - Average to high risk	85,572	69,679
D - High risk	6,425	6,683

Total trade accounts receivable (Note 12)	1,199,582	641,670

Cash and cash equivalents and marketable securities
brAAA	105,023
brAA+	116,081	1,417
brAA	207,419
brAA-	3,849,892	3,174,565
brA+	10,271	196,730
brA		145,970
A+	918,570	413,081
A	969,753	456,586
A-	579,480
BBB+	73,965	255,053
BBB (ii)		53,943
Other (i)	2,941	1,575

Total cash and cash equivalents and marketable securities (Notes 9 and 10)	6,833,395	4,698,920

Assets - derivative financial instruments
brAAA	5,090	16,162
brAA+	9,651	22,710
brAA-	84,343	229,465
AA-		57,458
A+	66,147	1,149
A-	59,889	24,730
BBB+	60,078	19,512

	285,198	371,186

(i)            Includes counterparties with no external credit rating from the three main rating agencies.

(ii)     Transaction approved by the Finance Committee.

None of the loans to related parties are past due or impaired.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

9                                        Cash and cash equivalents

	Average yield p.a. - %	2017	2016

Cash and banks (i)	1.59	3,239,685	2,019,923
Fixed-term deposits
Local currency	101.66 of CDI	415,377	64,087
Foreign currency (ii)	1.95	396,655	576,063

		4,051,717	2,660,073

(i)        It includes the balances of our foreign subsidiaries.

(ii) Refers mainly to Time Deposits maturing within 90 days (as at December 31, 2016, refers mainly to Overnight maturing within 90 days).

10                                 Marketable securities

	Average yield p.a.- %	2017	2016

In local currency
Brazilian Federal provision fund	22 of CDI	1,945	54
Brazilian Federal Government securities
At fair value through profit and loss	99,63 of CDI	1,990,762	170,693
Held to maturity (i)	6	5,716	11,432
Private securities (repurchase agreements)	101,46 of CDI	621,001	1,856,668
Private securities (repurchase agreements) - Escrow account (ii)	102 of CDI	162,254

Marketable securities		2,781,678	2,038,847

Current		2,619,424	2,033,159

Non-Current		162,254	5,688

(i)        The yield of 6% p.a. refers to the agrarian debt bonds.

(ii)     The amount will be held in the escrow account and shall be released upon remaining governmental approvals and the fulfilment, by the Company, of other precedent conditions for the conclusion of the Losango Project.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

11                                 Derivative financial instruments (including embedded derivative)

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	2017	2016	2017	2016

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	1,981,000	1,760,000	90,078	268,443

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)	40,800	590,257	1,231	(1,832)
Swap IPCA x CDI (notional in Reais)	1,028,022	843,845	70,387	19,861

Hedges of foreign currency
Swap DI x US$ (USD)	173,547	315,686	(147,359)	(259,021)
Swap TJLP x US$ (USD)		36,240		(58,188)
Swap Pre x US$ (USD)	46,829	81,867	(43,229)	(78,711)

			(28,892)	(109,448)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	768,598	813,154	163,094	127,860

			134,202	18,412

Classified
In current assets			124,340	256,723
In non-current assets			323,952	242,323
In current liabilities			(151,571)	(245,839)
In non-current liabilities			(162,519)	(234,795)

Total, net			134,202	18,412

(*)    The embedded derivative is a swap of the US-CPI changes during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) - in currency of origin			Fair value
Type of derivative and protected risk	Currency	2017	2016	2017	2016

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$	40,800	590,257	134,156	1,868,111
Real CDI to USD	R$	340,618	616,099	579,978	1,027,838
Real TJLP to USD	R$		59,265		59,142
Real Pre to USD	R$	106,441	177,633	100,983	155,624
IPCA to CDI	R$	1,028,022	843,845	1,123,400	867,675
Liability
LIBOR to fixed	US$	40,800	590,257	(132,925)	(1,869,943)
Real CDI to USD	US$	173,547	315,686	(727,337)	(1,286,859)
Real TJLP to USD	US$		36,240		(117,330)
Real Pre to USD	US$	46,829	81,867	(144,212)	(234,335)
IPCA to CDI	R$	1,028,022	843,845	(1,053,013)	(847,814)

Total of swap contracts				(118,970)	(377,891)

Options - Cash flow hedge Zero cost collar	US$	1,981,000	1,760,000	90,078	268,443

				(28,892)	(109,448)

(c)                                 Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	2017	2016	2017	2016

Operational hedge
Cash flow hedge of exports	90,078	268,443	300,044	38,576
Hedge of debts
Hedge of interest rates	71,618	18,029	(31,530)	(17,446)
Hedge of foreign currency	(190,588)	(395,920)	(146,744)	(166,576)

	(28,892)	(109,448)	121,770	(145,446)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(d)                                Fair value by maturity date of economic hedge strategy contracts

	2017	2016

2017		7,609
2018	(31,234)	(58,385)
2019	(57,574)	(28,615)
2020	(57,165)	(29,514)
2021	(27,610)	14,237
2022	(22,209)	(5,451)
2023	166,900	(9,329)

	(28,892)	(109,448)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made at maturity date of each transaction, when the final settlement amount will be determined.

The outstanding contracts at December 31, 2017 are not subject to margin calls or accelerated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (Brazilian clearing house).

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
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(v)                                Pre fixed rates versus U.S. Dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in Reais to a debt in U.S. Dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(vi)                            IPCA x CDI swap

The Company has plain-vanilla swaps of IPCA versus CDI with the objective of changing our debt exposure in IPCA to a debt in percentage of the CDI. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

12                                 Trade accounts receivable

(a)                                Breakdown of the balance by type of customer

	2017	2016

Domestic customers	157,475	115,266
Export customers	1,042,107	526,404

	1,199,582	641,670

Allowance for doubtful accounts	(6,425)	(6,683)

	1,193,157	634,987

In 2017, we concluded factoring transactions for certain customers’ receivables, in the amount of R$ 3,254,015 (R$ 1,812,105 in 2016), where substantially all risks and rewards related to these receivables were transferred to the counterpart, so that these receivables were derecognized from accounts receivable in the balance sheet.

(b)                                Breakdown of the balance by maturity and allowance for doubtful accounts

The following table presents a breakdown of trade receivables by maturity:

	2017	2016

Not past due
Up to two months	175,733	164,312
Two to six months	829,605	344,737
Six months to one year	40,383	809

Past due
Up to two months	145,029	110,870
Two to six months	2,039	14,259
Six months to one year	368

	1,193,157	634,987

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

At December 31, 2017, trade accounts receivable of R$ 147,436 (R$ 125,129 at December 31, 2016) were past due but not considered to be impaired. Management has a process to manage collections and does not expect incur any losses on these receivables. The receivables are related to several third party customers for whom there is no recent history of default.

At December 31, 2017, trade accounts receivable of R$ 6,425 (R$ 6,683 at December 31, 2016) were impaired and included in the allowance for doubtful accounts. The accounts receivable reserved for mainly relates to customers under judicial collection with a low probability of recovery.

Changes in the allowance for doubtful accounts are as follows:

	2017	2016

At the beginning of the year	(6,683)	(7,153)
Reversal	325	470
Provision	(67)

At the end of the year	(6,425)	(6,683)

(c)                                 Main customers

In the year ended December 31, 2017, the Company had three customers that represented 46% of the Company’s net revenue (49% in 2016 and 54% in 2015).

(d)                                Breakdown of the balance by currency

Fibria’s trade accounts receivable are denominated in the following currencies:

	2017	2016

Real	151,050	108,583
U.S. Dollar	1,042,107	526,404

	1,193,157	634,987

13                                 Inventory

	2017	2016

Finished goods at plants/warehouses
Brazil	460,963	216,877
Abroad	728,272	729,973
Work in process	18,850	20,150
Raw materials	674,379	507,020
Supplies(*)	184,022	158,083
Imports in transit	13,917	5,911

	2,080,403	1,638,014

(*) Net of R$ 8,340 as at December 31, 2017 (R$ 11,455 as at December 31, 2016) related to the provision for obsolescence of the inventory for maintenance.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

14                                 Recoverable taxes

	2017	2016

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	1,150,492	988,113
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	1,210,235	1,077,366
Tax on Manufactured Products (IPI)	12,422	7,212
Credit related to Reintegra Program	203,540	87,434
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	738,990	764,253
Provision for the impairment of ICMS credits	(1,174,762)	(1,062,295)

	2,140,917	1,862,083

Current	272,623	144,182

Non-current	1,868,294	1,717,901

Based on the annual budget approved by the Management, the tax credits are expected to be realized as follows:

Amount

In 2018	272,623
In 2019	740,264
In 2020	949,580
In 2021	17,564
In 2022	160,886

2,140,917

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2017	2016

At the beginning of the year	(1,062,295)	(967,332)
Provision for impairment	(112,467)	(94,963)

At the end of the year	(1,174,762)	(1,062,295)

Fibria has been accumulating ICMS credits in the States of Espírito Santo, Bahia and Mato Grosso do Sul since its sales are mostly to foreign customers which are exempt from ICMS. The Management revises on a monthly basis the estimates for the realization of such credits and maintain an impairment provision for the full amount for the credits in States of Mato Grosso do Sul, Bahia and Espírito Santo due to the difficulties for its realization.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

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

(a)                                Deferred taxes

	2017	2016

Tax loss carryforwards (i)(ii)	172,016	272,134
Provision for legal proceeds (ii)	114,385	138,367
Sundry provisions (impairment, operational and other) (ii)	621,420	567,144
Results of derivative contracts - payable on a cash basis for tax purposes	(45,629)	(6,260)
Exchange losses (net) - payable on a cash basis for tax purposes (ii)	1,016,427	1,411,652
Tax amortization of the assets acquired in the business combination - Aracruz (ii)	95,575	97,466
Actuarial gains on medical assistance plan (SEPACO) (ii)	13,840	17,273
Provision for tax on investments in foreign-domiciled subsidiaries	(199,198)	(414,336)
Tax accelerated depreciation		(22,977)
Reforestation costs already deducted for tax purposes	(263,649)	(474,324)
Fair values of biological assets (ii)	78,313	(70,848)
Transaction costs and capitalized financing costs	(126,571)	(80,341)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(715,669)	(626,210)
Other provisions	(8,715)	(7,465)

Total deferred taxes, net	752,545	801,275

Deferred taxes - asset (net by entity)	752,545	1,210,541

Deferred taxes - liability (net by entity)		409,266

(i)        The balance as at December 31, 2017 is presented net of R$ 329,428 (R$ 286,209 in 2016) related to the provision for impairment for foreign tax losses, as detailed in item (d) below.

(ii)     Total gross deferred tax assets at December 31, 2017 were R$ 2,111,976, which are expected to be realized as below.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

Tax loss carryforwards and deferred tax credits from temporary differences are expected to be realized in accordance with the following schedule, based on the Management’s projection of futures taxable profits:

Amount

In the next 12 months	367,276
In 2019	165,454
In 2020	192,673
In 2021	235,582
In 2022	642,071
Between 2023 to 2024	243,243
Between 2025 to 2026	64,393
After 2027	201,284

2,111,976

Over the next 12 months, the Company expects to realize R$ 35,371 related to deferred tax liabilities.

Changes in the net balance of deferred income tax are as follows:

	2017	2016

At the beginning of the year	801,275	2,128,217
Tax loss carryforwards	(100,118)	217,246
Temporary differences from provisions	30,294	(51,589)
Provision for tax on investments in foreign-domiciled subsidiaries	215,138	(76,021)
Derivative financial instruments taxed on a cash basis	(39,369)	(287,767)
Amortization of goodwill	(91,350)	(91,188)
Reforestation costs (i)	233,652	(102,409)
Exchange losses (net) taxed on a cash basis	(395,225)	(984,591)
Fair value of biological assets	149,161	103,602
Actuarial losses on medical assistance plan (SEPACO)(ii)	(3,433)	13,530
Transaction costs and capitalized financing costs	(46,230)	(74,994)
Other	(1,250)	7,239

At the end of the year	752,545	801,275

(i)        In 2017, we opted to stop the anticipation of reforestation costs already deducted for tax purposes. Consequently, there was only realization of the deferred tax liabilities referring to the investments of previous years.

(ii)     Deferred taxes related to the other comprehensive income.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Reconciliation of taxes on income

	2017	2016	2015

Income (loss) before tax	1,535,449	3,043,667	(160,941)

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(522,053)	(1,034,847)	54,720

Reconciliation to effective expense

Equity in results of joint-venture	17	(255)	134
Credit from Reintegra Program	40,596	1,924	23,178
Benefits to directors	(5,610)	(10,975)	(6,507)
Foreign exchange effects on foreign subsidiaries (i)	52,631	(314,151)	457,790
Other, mainly non-deductible provisions	(7,686)	(21,747)	(11,389)

Income tax and Social Contribution benefit (expense) for the year	(442,105)	(1,380,051)	517,926

Effective rate - %	28.8	45.3	321.8

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

Tax goodwill resulting from the acquisition of Aracruz has been attributed to expectation of future profitability and amounts to R$ 306,966, representing a tax benefit for income tax and social contribution of R$ 104,368, to be recognized over the next 14 months from December 31, 2017.

(d)                                Recoverability of tax loss carryforwards

An impairment was recorded in 2011 of Hungarian Forint HUF 25,752, equivalent to R$ 329,428 as of December 31, 2017, and R$ 286,209 as of December 31, 2016.

Changes in the provision for impairment of the Company’s foreign tax credits are as follows:

	2017	2016

At the beginning of the year	(286,209)	(346,291)
Exchange gain/loss	(43,219)	60,082

At the end of the year	(329,428)	(286,209)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

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

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	2017	2016

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(2,224)	(392)
Votorantim S.A.	Land leases	(196)
BNDES	Financing	(3,045,982)	(2,458,333)

		(3,048,402)	(2,458,725)

Transactions with Votorantim Group companies
Votorantim S.A.	Financing	9,924	9,777
Votener - Votorantim Comercializadora e Energia	Energy supplier	(1,018)
Banco Votorantim S.A.	Investments	68,535	186,720
Votorantim Cimentos S.A.	Input supplier	(54)	(4)
Votorantim Cimentos S.A.	Land leases	(532)
Votorantim Siderurgia S.A.	Standing wood supplier	(3,690)	(2,140)
Sitrel - Siderurgia Três Lagoas Ltda.	Land leases	(10)	(10)
Pedreira Pedra Negra	Input supplier		(11)
Votorantim Metais Ltda.	Chemical products supplier	(376)	(885)
Companhia Brasileira de Alumínio (CBA)	Land leases	(109)	(1,122)

		72,670	192,325

Net		(2,975,732)	(2,266,400)

Presented in the following lines
In assets
Marketable securities		68,535	186,720
Related parties - non-current		9,924	9,777
Other assets - current		3,343
In liabilities
Loans and financing (Note 23)		(3,045,982)	(2,458,333)
Suppliers		(11,552)	(4,564)

		(2,975,732)	(2,266,400)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(ii)                               Amounts transacted in the year

	Amounts transacted
	Nature	2017	2016	2015
Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(13,212)	(14,201)	(11,320)
Votorantim S.A.	Land leases	(4,652)		(7,373)
Votorantim S.A.	Sale of land			171,700
Votorantim S.A.	Land purchased			(451,700)
BNDES	Financing	(241,032)	(35,158)	(348,240)

		(258,896)	(49,359)	(646,933)

Transactions with Votorantim Group Companies
Votorantim S.A.	Financing	147	(1,937)	3,745
Votener - Votorantim Comercializadora de Energia	Energy supplier	47,031	(16,879)	84,945
Banco Votorantim S.A.	Investments	11,254	8,973	2,825
Banco Votorantim S.A.	Financial instruments	(42)	2,703	(7,236)
Banco Votorantim S.A.	Rendering of services		(1,884)	(649)
Votorantim CTVM Ltda.	Rendering of services	(183)	(119)	(283)
Votorantim Cimentos S.A.	Energy supplier	13,275	11,045	6,536
Votorantim Cimentos S.A.	Input supplier	(312)	(363)	(189)
Votorantim Cimentos S.A.	Sales of wood			126
Votorantim Cimentos S.A.	Land leases	(2,404)
Polimix Concreto Ltda.	Rendering of services			(143)
Votorantim Siderurgia S.A.	Standing wood supplier	(24,278)	(9,734)	(4,164)
Sitrel Siderurgia Três Lagoas Ltda.	Energy supplier	5,781	6,589	4,710
Sitrel Siderurgia Três Lagoas Ltda.	Land leases	(124)	(38)
Pedreira Pedra Negra	Input supplier		(129)	(363)
Nexa Resources (formerly Vototantim Metais Ltda.)	Chemical products supplier	(4,567)	(9,402)	(4,387)
Nexa Resources (formerly Vototantim Metais Ltda.)	Land leases			(2,318)
Nexa Resources (formerly Vototantim Metais Ltda.)	Energy supplier	(24)
Companhia Brasileira de Alumínio (CBA)	Land leases	(702)	(961)	(2,669)

		44,852	(12,136)	80,486

(iii)                           Comments on the main transactions and contracts with related parties

•            Controlling shareholders

The Company has a contract with Votorantim S.A. related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 9,871 (R$ 9,280 in 2016) and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, Votorantim S.A. provide various services related to technical advice, training, including

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

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

•            Votorantim Group companies

The Company, through its VOTO IV joint-operation has an account receivable of US$ 3,000 thousand with Votorantim S.A., maturing in July 2018, equivalent to R$ 9,924 as at December 31, 2017.

The Company has a commitment to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our units in Jacareí, Aracruz and Três Lagoas. Since these units already generate their own energy, the contract has the purpose of optimizing the energy matrix, considering that excess energy can be sold and eventual needs are contracted at the market price. These transactions intermediated by Votener can be with entities from Votorantim Group or third parties. The amount to be paid or received upon the sale of energy changes based on plant energy requirements. The total amount contracted is approximately R$ 1,020 for the services of energy to be rendered by Votener, maturing on December 31, 2021. In the event of early termination of the contract, that party is required to pay all obligations incurred up to effective date of termination of the contract.

The Company has a marketable security investment with Banco Votorantim in the amount of R$ 66,764, maturing in November 2018 and an average interest rate of 101.46% of the CDI.

The subsidiary Portocel has a marketable security investment with Banco Votorantim in the amount of R$ 347, maturing in July 2018 and an average annual interest rate of 99.60% of the CDI.

The subsidiary Fibria Terminal de Celulose de Santos has a marketable security investment with Banco Votorantim in the amount of R$ 1,424, maturing in November 2018 and an average annual interest rate of 99.50% of the CDI.

Votorantim CTVM Ltda. rendered services to us during the process of issuance of the Agribusiness Credit Receivable Certificates, where we paid distribution fees of R$ 183.

Votorantim Cimentos has an agreement with the Company for the supply of road construction supplies, such as rock and calcareous rock, in the amount of R$ 444 through May 2019.

On June 14, 2017, we signed a sale and purchase agreement of eucalyptus forests with Votorantim Siderurgia S.A. (“VS”) regarding the first cycle of rotation. As a consequence, we agreed with the payment of R$ 11,837 being that the first payment equivalent to 80% of the total was made in June 2017 and the remaining balance will be made up to 20 days after the harvest.

On December 14, 2017, we signed a cession of rights and obligations agreement with VS for the cession to us of the first cycle of rotation of the eucalyptus forests regarding existing contracts signed

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

with rural producers from the State of Minas Gerais. As a consequence, we agreed with the payment in the amount of R$ 1,789 corresponding to the reimbursement of the value already paid in advance by VS to the rural producers regarding the existing contracts. The payment of 85% was made in December 2017 and the remaining balance will be made up to 20 days after the harvest.

On December 21, 2017, we signed a sale and purchase agreement of eucalyptus forests with VS regarding the first cycle of rotation. As a consequence, we agreed with the payment of R$ 7,070 being that the first payment equivalent to 85% of the total was made in December 2017 and the remaining balance will be made up to 20 days after the harvest.

The Company had until December 31, 2017 an agreement to purchase sulfuric acid from Nexa Resources, in the amount of R$ 11,500, for the supply of 24,000 tons (unaudited) of sulfuric acid. A two year renewal period is under negotiation, in the total amount of R$ 17,640, for the supply of 48,000 tons (unaudited) of sulfuric acid.

The Company has land lease agreements, for approximately 1,673 hectares (unaudited) of planted area, with Companhia Brasileira de Alumínio - CBA, with final maturity in February 2023, amounting R$ 8,521.

The subsidiary Fibria-MS (incorporated by the Company, as Note 1(d)) has land lease agreements, for approximately 255 hectares (unaudited), with Sitrel - Siderurgia Três Lagoas Ltda., with original maturity in September 2031, totaling R$ 1,721.

In the years ended December 31, 2017 and 2016, no provision for impairment was recognized on assets involving related parties.

(b)                                Remuneration of officers and directors

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	2017	2016	2015

Benefits to officers and directors (i)	27,914	22,184	52,301
Benefit program - Phantom Share Plan, Stock Options and Stock Option plans	2,114	(8,252)	15,931

	30,028	13,932	68,232

(i) Benefits include fixed compensation, social security contributions to the National Institute of Social Security (INSS) and the variable compensation program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation, Sustainability and Innovation Committees’ members of R$ 1,713 for the year ended December 31, 2017 (R$ 1,195 for the year ended December 31, 2016 and R$ 1,154 for the year ended December 31, 2015).

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

The balances to be paid to the Company’s officers and directors are recorded as follows:

	2017	2016

Current liability
Payroll, profit sharing and related charges	16,798	17,427

Non-current liability
Other payables	4,339	3,010

Shareholders’ equity
Capital reserve	6,686	5,359

	27,823	25,796

17                                 Investments

	2017	2016

Investment in associate and joint-venture - equity method	3,316	3,267
Other investments — at fair value (b)	149,589	127,121

	152,905	130,388

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(a)                                Selected financial information of subsidiaries and joint-operations

	Total assets		Total liabilities		Net revenue
	2017	2016	2017	2016	2017	2016	2015

Subsidiaries
Direct
Fibria Celulose (USA) Inc.	459,933	237,583	329,829	115,172	2,357,164	2,071,941	2,465,703
Fibria Innovations Inc.	18,192	17,787	3,272	831
Fibria International Trade GmbH	15,357,960	11,364,727	11,560,305	9,650,414	10,510,965	8,368,070
Fibria Overseas Finance Ltd.	6,283,392	1,966,487	6,254,394	1,947,616
Fibria Overseas Holding KFT.	80,868	1,238,231	2,865	1,171,473
Fibria Terminais Portuários S.A.	324	412	24	9
Fibria Terminal de Celulose de Santos SPE S.A.	181,347	125,302	5,212	831
Fibria Trading International KFT.	156,469	2,395,330	288	371,829
Fibria-MS (Note 1(d))		11,052,636		5,155,767	2,087,301	1,740,267	1,598,514
F&E Participações Ltda.	200	200
Portocel	197,756	172,753	49,253	36,822	135,523	127,866	128,134
Projetos Especiais e Investimentos Ltda.	4,565	5,639	136	2,559

Indirect
F&E Tecnologia do Brasil S.A.	200	200
Fibria International Trade GmbH							8,845,901

Joint-operations (*)
Asapir	6,426	6,889	4,307	4,849
Veracel	1,579,413	1,550,446	243,523	207,691	528,633	509,063	495,869
VOTO IV	549,808	571,053	317.132	311,537

(*) Corresponding to our 50% interest.

None of the subsidiaries or the joint-operations entity has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 25.

Additionally, the Company does not have any significant restriction or commitments regarding to its associates and joint-operations.

(b)                                Other investments

	Percentage of total capital	2017	2016

Ensyn (i)	12.11	115,780	114,264
CelluForce	8.3	13,962	12,857
Spinnova	18	19,847

		149,589	127,121

(i)             The Company holds certain rights, which, if exercised, would allow us to subscribe an additional US$ 10 million in its capital.

On July 6, 2017, the Company celebrated agreement whereby it acquired a minority interest equivalent to 18% of the total capital of Spinnova, for by the total amount of EUR 5 million (equivalent then to R$ 18,633). Pursuant to a shareholders’ agreement executed, the Company shall have the right to nominate

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

a member of the Board of Directors of Spinnova.

Spinnova is a Finnish start-up focused on the development of low-cost and environmentally sustainable technologies for the production of raw materials for the textile industry. These technologies use wood fibers for the production of fibrous yarns and staple fibers that can replace cotton, viscose and/or other consumption materials in textiles and non-woven applications.

At the same date, the Company celebrated a Joint Development Agreement to develop a pilot production line to confirm the viability of technologies developed by Spinnova and pre-commercial scale production. The parties provide the establishment of a joint arrangement for the production and trading of the product, if the product reaches the commercial stage.

We performed an assessment regarding the rights related to these shares and concluded that we do not have significant influence over the investments, and, thus, these investments do not meet the definition of investments in associates.

See below the changes in the balance for the year ended December 31, 2017 and 2016:

	2017	2016

At the beginning of the year	127,121	137,020

Acquisition of ownership - CelluForce		13,379
Acquisition of ownership - Spinnova	18,633
Fair value of the warrants, recognized in the profit and loss - Ensyn (*)	(199)	(93)
Foreign exchange gains of the warrants, recognized in the profit and loss - Ensyn	149	(1,981)
Foreign exchange gains of the shares, recognized in the “Other comprehensive income”	3,885	(21,204)

At the end of the year	149,589	127,121

(*)    The fair value of the warrants was calculated based on the discounted cash flow of the investment, considering the following main assumptions: future currency exchange rate, price of heating oil in the United States, oil gas WTI (West Texas Intermediate) and any relevant change in the business plan of the investment.

18                                 Biological assets

	2017	2016

At the beginning of the year	4,351,641	4,114,998

Additions	1,733,733	1,538,029
Harvests in the year (depletion)	(1,472,648)	(1,086,973)
Change in fair value - step up	(326,349)	(212,248)
Disposals / provision for disposals	(33,369)	(2,165)

At the end of the year	4,253,008	4,351,641

In determining the fair value of biological assets, the discounted cash flow model (“DCF”) was used, with projections based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of approximately seven years.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

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

The valuation model considers the net cash flows after income taxes. The discount rate used also considers the tax effects.

Main inputs considered in estimating the fair value of biological assets were:

	2017	2016

Planted area (hectare)(*)	486,393	469,100
Average annual growth (IMA) - m3/hectare	36.3	38.5
Remuneration of own contributory assets - %	6.0	5.9
Discount rate - %	6.91	7.18

(*)    It includes 188,622 hectares of forests under two years, that are valued at cost, as at December 31, 2017 (143,336 hectares as at December 31, 2016).

The decrease in the fair value of biological assets during the year ended December 31, 2017 was the result of the combined fluctuation of the inputs presented above which resulted in a loss of R$ 326,349. The changes in the fair value of the biological assets are recognized in the profit and loss, within “Other operating income (expenses)” (Note 34).

	2017	2016

Physical changes	(264,535)	(246,009)
Prices	(61,814)	33,761

	(326,349)	(212,248)

The Company has no biological assets pledged as of December 31, 2017.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

19                        Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress	Other(i)	Total

At December 31, 2015	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386
Additions		843	12,446	4,415,880	1,770	4,430,939
Disposals	(5,629)	(6,164)	(24,577)		(221)	(36,591)
Depreciation		(117,670)	(653,783)		(20,162)	(791,615)
Transfers and others (ii)	9,745	100,469	292,272	(417,827)	86,414	71,073

At December 31, 2016	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192
Additions		306	60,494	2,779,896	1,193	2,841,889
Disposals	(9,856)	(8,442)	(11,162)		(342)	(29,802)
Depreciation		(132,513)	(782,027)		(34,449)	(948,989)
Transfers and others (ii)	17,124	1,052,979	5,941,986	(6,990,513)	109,872	131,448

At December 31, 2017	1,648,304	2,181,092	10,816,196	254,454	201,692	15,101,738

At December 31, 2016
Cost	1,641,036	2,809,597	13,623,064	4,465,071	209,653	22,748,421
Accumulated depreciation		(1,540,835)	(8,016,159)		(84,235)	(9,641,229)
Net	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192

At December 31, 2017
Cost	1,648,304	3,832,209	19,438,357	254,454	408,108	25,581,432
Accumulated depreciation		(1,651,117)	(8,622,161)		(206,416)	(10,479,694)
Net	1,648,304	2,181,092	10,816,196	254,454	201,692	15,101,738

(i)        Includes vehicles, furniture, IT equipment and others.

(ii)     Includes transfers between property, plant and equipment, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

The annual average depreciation rates for property plant and equipment as of December 31, 2017 and 2016, based on their useful life, are as follow:

Average rates

Buildings	4%
Machinery, equipment and facilities	5.5%
Others	10% to 20%

The balance of property, plant and equipment in progress is comprised of optimization projects of the Company’s industrial units, being R$ 5,337 in the Jacareí unit, R$ 50,649 in the Três Lagoas unit, R$ 87,570 in the Aracruz unit, R$ 110,898 in Veracel and others.

Borrowing costs capitalized were calculated based on the weighted average cost of the eligible loans, as detailed in Note 33. During 2017 the average rate applied was 9.75% p.a. (12.98% p.a. in 2016).

Property, plant and equipment given as collateral are disclosed in Note 23(i).

The Company currently does not have items of fixed assets for which it expects to abandon or dispose or for which provision for asset retirement obligations would be required.

20                                 Intangible assets

	Annual	2017			2016
	amortization		Accumulated
	rate - %	Cost	amortization	Net	Net

Goodwill — Aracruz		4,230,450		4,230,450	4,230,450
Systems development and deployment	20	173,152	(125,955)	47,197	35,308
Concession right —Terminal Macuco		115,047		115,047	115,047
Intangible assets acquired in the business combination — Aracruz
Databases	10	456,000	(410,400)	45,600	91,200
Relationship with suppliers
Chemical products	6.3	165,000	(92,813)	72,187	82,500
Intangible in progress and trademarks and patents		71,403		71,403	10,698
Others	6.2	12,393	(2,015)	10,378	10,491

		5,223,445	(631,183)	4,592,262	4,575,694

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(a)                                Roll forward of net book value

	2017	2016

At the beginning of the year	4,575,694	4,505,634
Additions	60,686	118,706
Amortization	(69,563)	(67,499)
Disposals		(293)
Transfers and others (*)	25,445	19,146

At the end of the year	4,592,262	4,575,694

(*) Includes transfers between property, plant and equipment and intangible assets.

Amortization of intangible asset was recorded in “General and administrative expenses” and “Other operating income and expense”.

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

	2017			2016
		Accumulated
	Cost	depreciation	Net	Net

Oxygen and chemical facilities	140,902	(50,530)	90,372	44,968

	140,902	(50,530)	90,372	44,968

Present value and future minimum payments:

Years	Present value	Future value

2018	13,275	20,460
2019 to 2023	56,282	83,778
After 2024	29,061	30,493

	98,618	134,731

There are no restrictions imposed by financial lease agreements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

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

At December 31, 2017, minimum payments of future operating leases are as follows:

		Coastal	Ocean
Years	Land leases	transport	transport

2018	178,004	78,827	106,090
2019 to 2020	343,792	157,654	212,180
2021 to 2023	427,108	236,481	318,270
After 2024	894,833		1,753,329

	1,843,737	472,962	2,389,869

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

	2017	2016

At the beginning of the year	664,381	630,562
Advances made	71,931	125,041
Wood harvested	(55,692)	(60,702)
Transfers to forests	(35,543)	(30,545)
Foreign exchange	383	25

At the end of the year	645,460	664,381

23                                 Loans and financing

(a)                                Breakdown by type of loan

		Average
		annual
	Interest	interest	Current		Non-current		Total
Type/purpose	rate	rate -%	2017	2016	2017	2016	2017	2016

In foreign currency
BNDES - currency basket	UMBNDES	6.83	438,735	82,620	59,800	485,154	498,535	567,774
Bonds (i)	Fixed	5.08	81,219	13,187	6,490,296	2,245,762	6,571,515	2,258,949
Finnvera	LIBOR	3.32	175,727	228	1,146,011	1,077,494	1,321,738	1,077,722
Export credits (prepayment)	LIBOR	3.28	2,818	419,362	2,301,090	4,713,781	2,303,908	5,133,143

			698,499	515,397	9,997,197	8,522,191	10,695,696	9,037,588

In Reais
BNDES	TJLP	8.41	574,895	181,379	1,365,637	1,353,227	1,940,532	1,534,606
BNDES	Fixed	5.92	35,045	34,290	45,839	80,680	80,884	114,970
BNDES	Selic	7.21	10,344	1,824	515,687	239,159	526,031	240,983
FINAME	TJLP/Fixed	2.50	167	2,062		167	167	2,229
BNB	Fixed	10.81			142,418	108,768	142,418	108,768
CRA	CDI/IPCA	8.60	60,436	75,887	4,882,218	3,908,957	4,942,654	3,984,844
NCE	CDI	7.10	312,477	315,476	86,449	370,408	398,926	685,884
FCO, FDCO and FINEP	Fixed	7.99	661	11,972	570,213	430,667	570,874	442,639
Others (Revolving costs)			381				381

			994,406	622,890	7,608,461	6,492,033	8,602,867	7,114,923

			1,692,905	1,138,287	17,605,658	15,014,224	19,298,563	16,152,511

Interest			283,089	218,585	98,542	91,935	381,631	310,520
Long-term borrowing			1,409,816	919,702	17,507,116	14,922,289	18,916,932	15,841,991

			1,692,905	1,138,287	17,605,658	15,014,224	19,298,563	16,152,511

(i)        Includes US$ 1.9 billion (equivalent to R$ 6,285,200 as at December 31, 2017), regarding Fibria 2024, Fibria 2025 and Fibria 2027 issued by Fibria Overseas Finance Ltd., wholly owned financial subsidiary, fully and unconditionally guaranteed by the Company.

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity of the non-current portion

	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total

In foreign currency
BNDES — currency basket	18,674	18,459	7,529	8,257	6,881					59,800
Bonds		317,606				1,965,742	1,940,475		2,266,473	6,490,296
Finnvera	163,715	163,716	163,716	163,716	163,716	163,716	163,716			1,146,011
Export credits (prepayment)	986,191		986,174	328,725						2,301,090

	1,168,580	499,781	1,157,419	500,698	170,597	2,129,458	2,104,191		2,266,473	9,997,197

In Reais
BNDES - TJLP	175,137	190,421	189,629	185,866	184,187	161,823	180,453	98,121		1,365,637
BNDES - Fixed rate	25,449	15,200	4,791	399						45,839
BNDES - Selic	49,828	49,828	48,601	46,117	66,520	64,444	107,390	82,959		515,687
BNB					142,418					142,418
CRA		1,203,731	664,663	1,512,680	1,501,144					4,882,218
NCE	43,225	43,224								86,449
FCO, FDCO and FINEP	108,605	57,701	57,701	57,701	57,701	57,701	57,701	57,701	57,701	570,213

	402,244	1,560,105	965,385	1,802,763	1,951,970	283,968	345,544	238,781	57,701	7,608,461

	1,570,824	2,059,886	2,122,804	2,303,461	2,122,567	2,413,426	2,449,735	238,781	2,324,174	17,605,658

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	Currency
	2017	2016

Real	8,076,836	6,873,940
U.S. Dollar	10,197,161	8,469,814
Selic (*)	526,031	240,983
Currency basket	498,535	567,774

	19,298,563	16,152,511

(*) Contractual definition of currency in contracts with BNDES that are in Reais plus Selic interests.

(d)                                Amortization of transaction costs

Annual effects of the amortization of transaction costs on the effective interest rate method:

	2017
Description	2018	2019	2020	2021	2022	After 2023	Total

BNDES	4,344	4,344	4,334	4,288	4,093	12,862	34,265
BNB	74	74	74	74	74	74	444
FDCO	282	282	282	282	282	1,410	2,820
Bonds	15,556	15,556	15,096	14,636	14,636	39,329	114,809
Finnvera	10,215	10,215	10,215	10,215	10,215	30,645	81,720
CRA	13,610	13,610	13,307	12,251	10,004	7,245	70,027
Export credits (prepayment)	2,906	2,906	2,906	2,906	2,906		14,530

	46,987	46,987	46,214	44,652	42,210	91,565	318,615

The capitalization of transaction costs for loans and financing increases the average effective cost of the debt by 0.31% p.a.

(e)                                 Roll forward

	2017	2016

At the beginning of year	16,152,511	12,743,832
Borrowings	8,657,127	7,904,486
Interest expense	1,106,063	717,329
Foreign exchange gains (losses), net	232,960	(1,716,123)
Repayments - principal amount	(5,710,288)	(2,746,808)
Interest paid	(1,046,117)	(606,282)
Additional transaction costs	(158,154)	(162,949)
Other (*)	64,461	19,026

At the end of the year	19,298,563	16,152,511

(*)    Includes amortization of transactions costs.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(f)                                  Relevant operations settled in the year

Export credits (prepayments)

In 2017, the Company prepaid the amount of US$ 1.487 billion (equivalents then to R$ 4,899,831) regarding the outstanding balance of the contracts. This settlement is part of the Company’s strategy for improving its distribution debt amortization and lengthen the average debt term.

(g)                                Significant operations contracted in the year

Green Bond Fibria 2027

On January 11, 2017, the Company, through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance in the international market of the notes, the “Green Bond Fibria 2027”, maturing in 2027, with a fixed interest rate of 5.5% p.a., with semi-annual payments, in the amount of US$ 700 million (equivalent to R$ 2,247,000). The funds were received on January 17, 2017 and will be used for investments in environmental projects that contribute to the achievement of the Company’s long-term sustainability goals. This transaction is fully guaranteed by the Company.

Bond Fibria 2025

On November 9, 2017, the Company, through its subsidiary Fibria Overseas Finance Ltd., concluded the issuance in the international market of the notes, the “Bond Fibria 2025”, maturing in January 2025, with a fixed interest rate of 4% p.a., with semi-annual payments, in the amount of US$ 600 million (equivalent to R$ 1,970,040). The funds were received on November 14, 2017 and were used to prepay debts, in order to improve even more the distribution of the Company’s debt amortization and extend the average debt term. This transaction is fully guaranteed by the Company.

Middle West Development Fund (FDCO)

In January 2017, was released the amount of R$ 98,504 from the total of R$ 831,478 contracted with Banco do Brasil, through its subsidiary Fibria-MS (incorporated by the Company, as Note 1(d)), with an interest rate of 8.0% p.a., monthly payments of principal and interest as from June 2019 and final maturity in December 2027. The remaining balance of R$ 309,353 might be released during 2018.

BNDES

In 2017, was released the amount of R$ 301,271 from BNDES, with maturities between 2017 and 2024, subject to an interest rate between TJLP plus 1.86% p.a. to 2.56% p.a. and Selic plus 2.44% p.a. to 2.80% p.a. The funds were used in the industrial, forestry and IT projects.

In 2017 , was released the amount of R$ 523,069 from the total credit limit contracted of R$ 2,347,524 from BNDES, through its subsidiary Fibria-MS (incorporated by the Company, as Note 1(d)), maturing in 2026 and an interest rate of TJLP plus 2.26% p.a. and Selic plus 2.66% p.a. The remaining balance will be released according to the fulfillment of the conditions of releases as per the needs for the settlement of the commitments related of the Horizonte 2 Project.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

Finnvera (Finnish Development Agency)

In 2017, was released the amount of US$ 70 million (equivalent then R$ 231,706) from the contract signed in May 2016, through its subsidiary Fibria-MS (incorporated by the Company, as Note 1(d)), regarding the financing of imported equipment for the second pulp production line in Três Lagoas (Horizonte 2 Project), maturing in December 2025 and interest rates at semi-annual LIBOR plus 1.03% p.a. and semi-annual LIBOR plus 1.08% p.a.

Agribusiness Credit Receivable Certificates - CRA

In September 2017, the Company concluded the public distribution of 941 thousand Agribusiness Credit Receivable Certificates to be issued by RB Capital Companhia de Securitização in the total amount of R$ 941 million, in two tranches, being the first in the amount of R$ 757 million, with final maturity for the principal in 2022, payments of interest semi-annually and an interest rate of 97% of CDI and the second in the amount of R$ 184 million, with final maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 4.5055% p.a. The funds were received by the Company on September 22, 2017.

Export credits (prepayments)

In December 2017, the Company, through its subsidiary Fibria International Trade GmbH, entered into an export prepayment contract, in the amount of US$ 700 million (equivalent then to R$ 2,322,740), with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, depending on the current risk rating of the Company, with a five-year term.

(h)                                Covenants

Some of the financing agreements of the Company contain covenants establishing indebtedness ceilings and leverage indices, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that the indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2)) cannot exceed 4.5 times and the Company shall keep the minimum of 1.00 of debt service coverage ratio.

Therefore, in March 2017, the company renegotiated the financial covenants resulting in the following changes: (a) the debt service coverage ratio covenant is suspended from April 1st, 2017 until the end of 2018; (b) the indebtedness ratio was increased to a maximum of 7 times from April 1st, 2017 until the end of 2017; and (c) in 2018, the indebtedness ratio will be a maximum of 6 times. As from January 1st, 2019, both debt service coverage ratio and the indebtedness ratio will back to the same levels practiced until March 31, 2017. No fees or commissions were paid in connection with this renegotiation.

The Company is in full compliance with the covenants established in the financial contracts at December 31, 2017.

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

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

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

(i)                                   Loans and financing guarantees

At December 31, 2017, certain loans and financing are guaranteed mainly by property, plant and equipment items from the Jacareí, Aracruz and Três Lagoas units, with a net book value of R$ 11,589,557 (December 31, 2016 - R$9,881,389, from the Jacareí, Aracruz and Três Lagoas units), considered sufficient to cover the corresponding loans and financing amounts.

(j)                                   Unused credit line

Credit lines	Entities	Amount		Maturity	Cost	Commission

Revolving credit facility	Fibria Celulose S.A.	R$	1 billion	2021	100% of CDI plus 2.5% p.a.	0.40% p.a.

The Company has not used this credit facility. The total amount paid related to unused credit lines at December 31, 2017 was R$9,724 (R$ 8,334 as at December 31, 2016).

24                                 Trade payables

	2017	2016

Local currency
Related parties	11,552	5,416
Third parties	1,557,663	844,914
Foreign currency
Third parties (i)	1,541,247	1,016,501

	3,110,462	1,866,831

(i)        We have a long-term take or pay supply agreement of hardwood pulp with Klabin with special conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement. As at December 31, 2017, the amount of R$ 1,392,072  (R$ 740,196 as at December 31, 2016) refers to pulp purchases of the contract abovementioned.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

25                                 Contingencies

	2017			2016
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	114,733	120,342	5,609	107,300	112,616	5,316
Labor	43,889	158,055	114,166	67,343	230,155	162,812
Civil	3,056	49,225	46,169	21,222	42,986	21,764

	161,678	327,622	165,944	195,865	385,757	189,892

The change in the provision for legal proceeds is as follows:

	2017	2016

At the beginning of the year	385,757	345,669
Settlement	(53,563)	(19,027)
Reversal	(58,056)	(14,645)
New litigation	13,136	22,263
Accrual of financial charges	40,348	51,497

At the end of the year	327,622	385,757

The Company has tax and civil claims arising in the normal course of business that are assessed as possible (but not probable) losses by Management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2017, these claims amount to: tax R$ 7,495,933 (item (b) below) (R$ 6,826,837 as at December 31, 2016) and civil R$ 2,256,637 (item (d) below) (R$ 1,957,936 as at December 31, 2016).

(a)                                 Probable tax contingencies

The tax claims representing probable losses refer to discussions related to federal, state and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Possible tax contingencies

Estimated Amount

Tax incentive - ADENE development agency (i)	142,585
IRPJ/CSLL - partial approval (ii)	233,552
Income tax assessment - IRPJ/CSLL - swap of industrial and forestry assets (iii)	2,225,177
Income tax assessment - IRPJ/CSLL - Fibria Trading International II (iv)	382,582
Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010 (v)	673,736
Income tax assessment - IRPJ/CSLL - FTI and FIT 2011 (vi)	64,316
Income tax assessment - IRPJ/CSLL - Veracel (vii) (*)	116,939
Other tax liabilities (viii)	3,657,046

Total possible tax contingencies	7,495,933

(*) Corresponding to our 50% interest.

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

(ii)          IRPJ/CSLL - partial approval

The Company requested approval to offset 1997 tax losses with amounts owed to the tax authorities. The authorities approved in March 2009, only R$ 83 million, which generated a difference of R$ 51 million. The Company has appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion in the judicial level.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(iii)       Income tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

In December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, closing of the transaction, when the Company executed an agreement with International Paper for the swap of industrial and forestry assets.

On January 19, 2016, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais) rejected as per the casting vote of CARF’s President, the appeal filed by the Company in the administrative process. The Company was notified of the decision on May 25, 2016 and due to the impossibility of new appeal and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary. The Company presented judicial guarantee, which was accepted, and is now awaiting the judgement of the case. We maintain our position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible.

(iv)      Income tax assessment - IRPJ/CSLL - Fibria Trading International II

In June 2014, the Company received a tax assessment notice with respect to the 2010 Fibria Trading International equity earnings which was recognized by Fibria’s former subsidiary Normus (merged by the Company in June 2013). We received favorable decision in the administrative instance and are awaiting the judgment for the appeal presented by the tax authorities.

(v)         Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010

In December 2015, we received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by us in the calculation of income tax expense. We present administrative appeal on the legal period, judged partially valid. The decision was object of voluntary recourse, presented by us in November 2017, and are awaiting the judgement.

(vi)  Income tax assessment - IRPJ/CSLL - FTI and FIT 2011

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

In November 2017, the Company was intimated of the decision of first administrative instance, that judged partially valid the appeal presented by us, so that was presented voluntary recourse to discuss the partially unfavorable decision. At the moment, we are awaiting the judgement of the recourse presented by us.

(vii) Income tax assessment - IRPJ/CSLL - Veracel

In June 2017, our jointly-operated entity Veracel received a tax assessment notice, in the total amount of R$ 226.3 million, related to the collection of income tax and social contribution (IRPJ and CSLL) of the years 2012 and 2013. Regarding the year 2012, the tax authorities considered that the Veracel would have opted, in the transfer pricing calculation, by the transfer pricing method for commodities (“PECEX”) method, when in fact, the used method was the acquisition cost or production plus taxes and net income (“CAP”). As the price

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

parameter calculated through the PECEX method is higher than the price calculated through the CAP method, the tax authorities adjusted in the Veracel’s net income.

Regarding the year 2013, Veracel received a tax assessment related to the method adopted to convert its export revenues. The tax authorities considered the need to account, as income or expense, the foreign exchange gains or losses arising from the change in the exchange rate between the date of issuance of the export invoices and the effective date of the export revenue, with the shipments of the goods. However, the calculation of the foreign exchange gains considered by the tax authorities is based on a calculation error, which, if corrected, proves that the foreign exchange was negative and, therefore, there is no omission of revenue, but a misleading in the deduction of negative expenses with foreign exchange.

(viii)  Other tax liabilities with probability of loss classified as possible

Fibria has over 706 tax cases for individual amounts of less than R$ 100 million. The total estimated possible loss for these legal cases is R$ 3,657,046. The average estimated for each case is R$ 5,180.

(c)                                 Comments on labor proceedings

The Company is a party to approximately 4,045 labor lawsuits, with a total exposure of R$ 1,004,660, filed by former employees, third parties and unions, claiming the payment of health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), severance pay of employees of thirty parties.

(d)                                Comments on possible civil proceedings

The Company has a Public Civil Action filed by the Federal Public Prosecutor in June 2012, to prohibit the Company´s trucks from using federal highways above certain weight limits alleging damage to federal highways, the environment and economic order. The updated amount penalty of R$ 1,771,783 as at December 31, 2017, was indicated by the Federal Public Prosecutor. The Company successfully appealed the decision and filed suit for the others matters against the Action. The proceeding is concluded for sentence.

Furthermore, the Company has also 620 civil lawsuits, with a total exposure of R$ 484,854, with an average estimated value for each case of R$ 782. Most of these lawsuits refers to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

(e)                                 Judicial deposits

The Company has judicial escrow deposits at December 31, 2017 of R$ 161,694 (R$ 145,956 in December 31, 2016) for cases classified by external legal advisors as being remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, income taxes and INSS, among other amounts.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

26                                 Tax Amnesty and Refinancing Program (“REFIS”) and Special Tax Regularization Program (“PERT”)

(i)                                   REFIS

In November 2009, the Company elected to join a REFIS program and in 2011, agreed the amount of the eligible liabilities after meeting all formal requirements established in the legislation. At December 31, 2017 the balance is R$ 147,021 and it is fully covered by judicial deposits.

(ii)                               PERT

In August 2017, the Company elected to join a PERT program, whose the total settlement might occur in January 2018, with the use of tax loss carryforwards. The total amount recognized as of December 31, 2017 is R$ 32,419 and is not covered by judicial deposits.

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

In 2017, we recognized financial expenses in the amount of R$ 533 against the provision for asset retirement (R$541 in 2016).

The balance of the provision for asset retirement obligations as of December 31, 2017 amounted to R$ 15,051 and it is included in non-current “Other payables” (R$ 11,136 as of December 31, 2016).

28                                 Long-term commitments

Take or pay arrangements

The Company entered into long-term take-or-pay agreements with pulp, transportation, diesel, and chemical and natural gas suppliers effective for an average period of six years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimum agreed under the agreements, hence there is no liability recorded at December 31, 2017. The contractual obligations assumed at December 31, 2017 correspond to R$ 1,326,090 per year (R$ 1,387,613 at December 31, 2016).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

29                                 Shareholders’ equity

(a)                                Capital

The Company is authorized to increase its capital up to 150 million new common shares, by resolution of the Board of Directors, which will decide the price and the number of shares to be issued, as well as the term and conditions of payment.

At December 31, 2017 and 2016, fully subscribed and paid-up capital is represented by 553,934,646 nominative common voting shares without par value.

(b)                                Dividends

The Company’s by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

	2017	2016

Net income attributable to the shareholders of the Company	1,085,265	1654,848
(-) Legal reserve (5%)	(54,263)	(82,743)

Calculation basis	1,031,002	1,572,105

Minimum mandatory dividends (25%)	257,750	393,026

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

(d)                                Repurchase and sales shares programs

In the meeting held on March 16, 2017, the Company’s Board of Directors approved the launch of a program for repurchase up to 548,090 shares issued by the Company, with the maximum term up to 18 months, starting on March 28, 2017 and ending on September 27, 2018 to be carried out in B3, at market price. The objective of the repurchase program is the acquisition of shares to be used in connection with the potential exercise of the call options by the Company’s CEO, statutory and non-statutory Officers and General Managers, under the Company’s stock option plan, without a Company’s corporate capital reduction, in compliance with the 1st paragraph of the article 30 of Brazilian Corporations Law and the provisions of CVM Instruction nº 567/15.

On June 29, 2017, the Company’s Board of Directors approved the closing of the repurchase shares program and the beginning of the sales program. During the repurchase shares program, the Company repurchased 548,090 shares for the total amount of R$ 17,046 that are recorded under “Treasury shares” in the shareholders’ equity. The sales share program is to make shares available to be purchased by the beneficiaries of the Company’s Stock Options Plans,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

in case they wish to exercise their option. The share program establishes that 892,132 Company’s registered, book-entry, common shares with no par value may be sold.

(e)                                 Treasury shares

As at December 31, 2017, the Company holds in treasury 751,022 (344,042 as at December 31, 2016) common shares with a unit value of R$ 30.74 per share, which corresponds to R$ 23,086 (R$ 10,378 as at December 31, 2016).

(f)                                  Other reserves

The amount of R$ 1,608,867 as at December 31, 2017 (R$ 1,599,640 as at December 31, 2016) refers, mainly, to the effects of the fair value uplift of the prior interest of Votorantim Celulose e Papel S.A. (“VCP”) (predecessor company) in Aracruz, at the time of the 2009 business combination.

(g)                                Share-based payments

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

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant date	Expiration date	Exercise price per share options	2017	2016

01/01/2014	12/31/2016	23.03	1,446	2,233
01/01/2015	12/31/2017	23.73	3,015	2,012
01/01/2016	12/31/2018	48.36	2,225	1,114

			6,686	5,359

30                                 Employee benefits

(a)                                Variable remuneration program

The Company maintains a performance based bonus program for its employees, which is tied to its performance plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2017 was R$ 79,765 (December 31, 2016 - R$ 79,167 and December 31, 2015 - R$ 95,954).

(b)                                Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s regulations, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2017 amounted to R$ 11,449 (R$ 11,657 as of December

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

31, 2016 and R$ 9,682 as of December 31, 2015), recognized under “Labor expenses”.

(c)                                 Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company’s employees covered in this agreement, their dependents, until they come of age, and their spouses, for life.

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit. The amount recorded as expenses for the year ended December 31, 2017 was R$ 8,512 (R$ 6,678 as of December 31, 2016 and R$ 6,940 as of December 31, 2015).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2017	2016

Discount rate - %	5.39	5.65
Real growth rate of medical costs - %	3.25	3.0
Rate of increase of utilization of medical assistance - %	3.25	3.0
Long-term inflation - %	4.4	5.5
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

The sensitivity analysis of the obligation related to the healthcare plan regarding changes in the main assumptions is the follows:

	Change in assumptions	Increase in assumptions	Decrease in assumptions

Discount rate - %	0.50%	Decrease of 5.6%	Increase of 6.1%
Trend rate of medical costs - %	0.50%	Increase of 6.3%	Decrease of 5.8%
Mortality	1 year	Increase of 4.3%	Decrease of 4.3%

The sensitivity analysis is based on changes in just one assumption while the other assumptions remain unchanged.

The actuarial obligation, recorded under “Other payables”, is as follows:

	2017	2016

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the year	136,340	89,944
Cost of current service from:
Interest on actuarial obligations	15,527	11,806
Benefits paid	(7,015)	(5,270)
Actuarial (gain) losses in the “Other comprehensive income”	(10,095)	39,718
Others		142

Present value of actuarial obligations at end of the year	134,757	136,340

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(d)                                Employee benefits expenses

	2017	2016	2015

Payroll, profit sharing and related charges	677,455	668,932	654,984
FGTS and other rescission indemnifications	44,176	41,449	38,428
INSS	24,057	24,181	17,078
Others	42,825	43,956	32,703

	788,513	778,518	743,193

31                                 Compensation program based on shares

(i)                                   Phantom Share Plan

The program consists of an award in cash, based on the future appreciation of Company’s shares in the long term, referenced by the variation of the shares in the stock exchanges quotations. The program does not allow effective negotiation (sales and purchase of the shares). The Company’s CEO, the statutory and non-statutory officers and the general managers, according to the selection made by the Board of Directors, are eligible for the plan.

At the time of each grant, the eligible executive receives a quantity of Phantom Shares based on the Board of Directors’ assessment of the Company’s perceived value generation over the period. At the end of the period, if the beneficiary has complied with the foreseen conditions in the Phantom Shares Plan, including the 5-year term, is entitled to receive the ordinary remuneration (linked to 50% of the total Phantom Sharing granted), and, if applicable, additional remuneration (linked to the remaining 50% of the total Phantom Shares granted). The ordinary remuneration is equivalent to the value linked to the reference shares attributed to the beneficiary and that he will be entitled on the settled date. The complementary remuneration is equivalent to the value linked to the complementary reference shares, and the amount is determined according to the performance of the valuation of the Company’s shares in Reais, according to B3.

The plan has an expected duration of 10 years and it is worth mentioning that the granting of the right over the valuation of shares will be subject to the annual limit, expressed in reference shares covered by the right over the valuation, equivalent to 0.1% (one tenth percent) of the Company’s capital at the time of each grant and, at any case during the duration of the plan, to the global limit equivalent to 1% (one percent) of the Company’s capital at the time of each grant over the increase of the shares. For the purposes of checking the aforementioned limits, an individual value per reference share is attributed, corresponding to the weighted average of the closing values of the Company’s shares traded in B3 of the months of September, October and November of the fiscal year immediately preceding the financial year of granting.

Programs
Program	Award date	Vesting period	Options granted

2017	01/02/2017	01/02/2022	261,434

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

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

Assumptions and calculation of fair value of options granted

The fair value of each option granted was estimated at the grant date based on the Black & Scholes option pricing model. The significant inputs into the model were:

					Fair value assumptions
Grant					Expectations		Free
Program	Grant- date	Number of options	Exercise price	Fair value of options	Dividends	Volatility	interest rate risk		Term maturity

2014	01/01/2014	349,091	23.03	10.59	—	36.27%	12.26	% p.a.	3 years
2015	01/01/2015	338,749	23.73	13.99	—	33.03%	12.43	% p.a.	3 years
2016	01/01/2016	204,292	48.36	26.52	—	31.69%	15.63	% p.a.	3 years

The settlement of this benefit plan for executives will be made by the Company in shares when the options are exercised.

Changes in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2017		2016
	Average exercise price per share option	Options	Average exercise price per share option	Options

At the beginning of the year	30.64	892,132	28.24	687,840
Granted			52.69	204,292
Exercised	23.10	(141,110)
Canceled	23.73	(16,830)

At the end of the year	30.09	734,192	30.64	892,132

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

In 2017, the compensation expense with the options to purchase shares was R$ 3,090 (R$ 4,124 of reversal of expense in 2016 and R$ 11,554 of expense in 2015), charged to the Statement of profit or loss under “Other operating (expenses) income” and the corresponding provision (or reversal) made against the “Capital reserve”.

32                                 Revenue

(a)                                Reconciliation

	2017	2016	2015

Gross amount	15,177,881	12,257,002	12,895,290
Sales taxes	(267,075)	(223,979)	(201,210)
Discounts and returns (*)	(3,171,653)	(2,418,206)	(2,613,413)

Net revenues	11,739,153	9,614,817	10,080,667

(*)    Related mainly to trade discounts.

(b)                                Information about markets

	2017	2016	2015

Revenue
Export market	10,621,066	8,620,295	9,168,894
Domestic market	1,025,783	905,175	818,680
Services	92,304	89,347	93,093

	11,739,153	9,614,817	10,080,667

(c)                                 Information by geographic areas

	2017	2016	2015

Europe	3,701,121	3,507,714	4,311,769
North America	2,357,164	2,071,941	2,467,956
Asia	4,562,781	3,040,640	2,389,169
Brazil and others	1,118,087	994,522	911,773

	11,739,153	9,614,817	10,080,667

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

33                                 Financial results

	2017	2016	2015

Financial expenses
Interest on loans and financing (i)	(966,598)	(608,661)	(470,139)
Loan commissions	(60,617)	(26,647)	(10,773)
Others	(135,402)	(116,402)	(88,881)

	(1,162,617)	(751,710)	(569,793)

Financial income
Financial investment earnings	342,418	199,104	131,641
Others (ii)	77,011	83,361	90,038

	419,429	282,465	221,679

Gains (losses) on derivative financial instruments
Gain	892,932	1,373,215	665,554
Losses	(655,371)	(672,288)	(1,495,682)

	237,561	700,927	(830,128)

Foreign exchange and losses
Loans and financing	(232,960)	1,716,123	(3,033,221)
Other assets and liabilities (iii)	(44,098)	(331,588)	526,198

	(277,058)	1,384,535	(2,507,023)

Net financial result	(782,685)	1,616,217	(3,685,265)

(i)        Does not include the amount of R$ 139,645 as at December 31, 2017 (R$ 108,668 as at December 31, 2016 and R$ 9,147 as at December 31, 2015), related to capitalized financing costs.

(ii)     Includes interest accrual of the tax credits.

(iii) Includes the effect of foreign currency exchange on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

34                                 Expenses by nature

	2017	2016	2015

Cost of sales
Depreciation, depletion and amortization	(2,178,166)	(1,960,328)	(1,866,052)
Freight	(1,080,550)	(921,939)	(912,647)
Labor expenses	(578,600)	(580,119)	(495,272)
Variable costs (raw and consumable materials)	(4,411,100)	(3,645,960)	(2,604,238)

	(8,248,416)	(7,108,346)	(5,878,209)

Selling expenses
Labor expenses	(26,917)	(33,142)	(29,152)
Selling expenses (i)	(481,077)	(411,878)	(373,336)
Operating leases	(2,678)	(2,095)	(1,879)
Depreciation and amortization charges	(11,732)	(9,742)	(9,977)
Other expenses	(24,828)	(24,449)	(22,909)

	(547,232)	(481,306)	(437,253)

General and administrative and directors’ compensation expenses
Labor expenses	(111,771)	(104,451)	(99,321)
Third-party services (consulting, legal and others)	(104,433)	(106,963)	(105,652)
Depreciation and amortization charges	(15,099)	(13,373)	(16,209)
Donations and sponsorship	(8,568)	(8,599)	(7,359)
Taxes and contributions	(6,962)	(6,119)	(5,687)
Operating leases and insurance	(10,581)	(11,339)	(9,197)
Other expenses	(28,293)	(24,953)	(22,196)

	(285,707)	(275,797)	(265,621)

Other operating income, net
Program of variable compensation to employees	(71,225)	(60,806)	(119,448)
Gain on sale of investment - Losango Project (Note 1(b))	61,648
Tax credits	4,742	10,346	7,383
Increment of the provision for impairment of the ICMS credits			(165,085)
Gain (loss) on disposal of property, plant and equipment	(35,782)	(31,342)	135,347
Change in fair value of biological assets (Note 18)	(326,349)	(212,248)	184,583
Provision (reversal) for contingencies	29,052	(23,174)	(13,716)
Others	(1,799)	(3,943)	(4,717)

	(339,713)	(321,167)	24,347

(i)            Includes handling expenses, storage and transportation expenses and sales commissions, among others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

35                                 Insurance

The Company has insurance coverage for operational risks, with a maximum coverage of R$ 6,820,000. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$ 25 million corresponding to R$ 82.7 million on December 31, 2017.

Fibria’s management considers these amounts sufficient to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective through August 31, 2018, renewable for additional 12 months.

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

	2017	2016	2015

Numerator
Net income attributable to the shareholders of the Company	1,085,265	1,654,848	342,185

Denominator
Weighted average number of common shares outstanding	553,239,488	553,590,604	553,591,112

Basic earnings per share (in Reais)	1.96	2.99	0.62

The weighted average number of shares in the period is represented by a total number of shares of 553,934,646 issued and outstanding for the year ended December 31, 2017, 2016 and 2015, excluding the 751,022 treasury shares of shares in the year ended December 31, 2017 (344,042 as at December 31, 2016 and 2015). During the years 2017 and 2016 there were no changes in the number of shares of Company.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

(b)                                Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the year plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

	2017	2016	2015

Numerator
Net income attributable to the shareholders of the Company	1,085,265	1,654,848	342,185

Denominator
Weighted average number of common shares outstanding	553,239,488	553,590,604	553,591,112
Dilution effect
Stock options	751,022	892,132	687,840
Number of common shares outstanding adjusted according to dilution effect	553,990,510	554,482,736	554,278,952

Diluted earnings per share (in Reais)	1.96	2.98	0.62

37                                 Non-current assets held for sale

	2017	2016

Losango Project
Biological assets	284,217	284,217
Property, plant and equipment - substantially land	305,632	305,632
Others	8,408	8,408

(-) Disposals (Note 1(b))	(598,257)

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

38                                 Impairment testing

As of December 31, 2017, the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described in item (a) below. As described in item (b) below, the Company also performed an impairment analysis of its long lived assets.

(a)                                CGUs with goodwill allocated - Aracruz

In December 2017, the Company performed an impairment analysis of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

flow model for the group of CGUs. The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows which represent the Company’s best estimate approved by management. The impairment test did not result in the need to recognize an impairment loss.

Goodwill allocated to the group of CGUs (Aracruz, Portocel and Veracel) amounted to R$ 4,230,450 at December 31, 2017 and 2016.

Cash flows for a period of ten years were considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC (Weighted Average Cost of Capital) rate. This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities. The cost of capital of the CGU was determined using the Company’s own capital cost through the Capital Asset Pricing Model. WACC was adjusted to a pre-tax rate of 10.47%

The main assumptions used in determining value in use at December 31, 2017, are as follows:

Assumptions

Net average pulp price - U.S. Dollar/ton (*)	641
Average exchange rate in the period - R$/U.S. Dollar	3.71
Discount rate - WACC (nominal and real) - %	9.37 and 6.91

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

The recoverable value of the CGU as per the impairment test exceeds its book value (headroom) by R$ 6.05 billion (R$ 3.96 billion in 2016).

For purposes of the sensitivity analysis, we evaluated that even with a combined reduction of 10% in the pulp price and in the exchange rate (U.S. Dollar) over the next four years of discounted cash flows, the recoverable amount will still being higher than its value in use.

(b)                                Company’s long lived assets

At December 31, 2017, the Company assessed whether the value in use of its long lived assets exceeded its carrying amount. Value in use was measured using the discounted cash flows method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a) above. The impairment test did not result in the need to recognize an impairment loss.

39                                 Subsequent events

Early payment of BNDES contracts

On January 29, 2018, the Company prepaid the amount of R$ 909 million regarding to contracts signed with BNDES for forestry and industrial projects, with original maturities between 2018 and 2022 and interest rates of TJLP plus 2.42% p.a. and 4.65% p.a., UMBNDES (currency basket) plus 2.42% p.a. and 2.48% p.a. and fixed

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2017

In thousands of Reais, unless otherwise indicated

interest rate of 6% p.a. The balances regarding the contracts paid were presented as current liabilities as of December 31, 2017. This settlement helps the decrease of the Company’s average debt cost.

Export credits (prepayments) contracted

On December 10, 2018, the Company, through its subsidiary Fibria International Trade GmbH, entered into an export prepayment contract, in the amount of US$ 170 million (equivalent to R$ 547,723), with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, depending on the current risk rating of the Company, with a five-year term. The funds were received on January 16, 2018.

Hiring of port services

On January 29, 2018, the Company’s Board of Directors approved the hiring of logistic operations services for the handling of pulp, with a take-or-pay condition, to be rendered by Embraport - Empresa Brasileira de Terminais Portuários S.A. (“DP World Santos”), in its private use terminal located at the left bank of the Santos Estuary, São Paulo State, where will be constructed by the Company a logistic port installation dedicated to the warehousing, handling and shipping of pulp, with an estimated investment of R$ 700 million.

The port operation will start after the conclusion of the new warehouse and other harbor-logistic structures, expected to take place up to the end of 2020. It is assured to the Company the use of the port services in this terminal up to 2039, which could be extended up to 2042, subject to the obtaining of the port authorization renew by DP World Santos. The contracts were signed on January 29, 2018.

*          *          *